Form 20-F
period 2004-12-31
CHINA NATURAL RESOURCES INC
filed 2005-06-10
CIK 793628

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(MARK ONE)

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                                       OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
       FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

[ ]  TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

       FOR THE TRANSITION PERIOD FROM ______________ TO ____________________

Commission file number: 0-26046
                        -------

                          CHINA NATURAL RESOURCES, INC.
                          -----------------------------
             (Exact name of Registrant as specified in its Charter)

                                 Not Applicable
                                ----------------
                 (Translation of Registrant's name into English)

                             British Virgin Islands
                           --------------------------
                 (Jurisdiction of incorporation or organization)

                     Room 2105, West Tower, Shun Tak Centre,
                  200 Connaught Road C., Sheung Wan, Hong Kong
                 -----------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
----

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, without par value
                       ----------------------------------
                                (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
            ----

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,247,823 Common Shares
        -----------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

================================================================================

                                   CONVENTIONS
                                   -----------

         Unless otherwise specified, all references in this report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" are to Renminbi yuan, which is the lawful currency of the People's Republic of China ("China" or "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange as quoted by the People's Bank of China (the "PBOC Rate") on December 31, 2004, which was U.S.$1.00 = Rmb8.28. Translations from Hong Kong Dollars to U.S. Dollars have been made at the single rate of exchange as quoted by the Hongkong and Shanghai Banking Corporation Limited on December 31, 2004, which was US$1.00 = HK$7.80. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

         References to "Billion Luck" or "China Natural" are to Billion Luck Company Ltd., a British Virgin Islands company, which was a wholly-owned subsidiary of the Company and became the surviving company after a merger between China Resources and Billion Luck on December 9, 2004 (the "Redomicile Merger"). Following the Redomicile Merger, Billion Luck changed its name to China Natural Resources, Inc.

         References to "Central Government" refer to the national government of the PRC and its various ministries, agencies, and commissions.

         References to "Common Stock" are to the Common Stock, $.001 par value, of China Resources. References to "Common Shares" are to the Common Shares, without par value, of China Natural after the Redomicile Merger.

         References to "China Resources" are to China Resources Development, Inc., a Nevada company, and the predecessor to China Natural.

         References to "Company" are to China Natural, and include, unless the context requires otherwise, the operations of its predecessor and subsidiaries (all as hereinafter defined).

         References to "First Supply" are to First Goods And Materials Supply And Sales Corporation, a company organized in the PRC and a wholly-owned subsidiary of HARC.

         References to "GAAP" or "U.S. GAAP" are to generally accepted accounting principles of the United States.

         References to "Hainan" are to Hainan Province of the PRC.

         References to "HARC" are to Hainan Cihui Industrial Company Limited (formerly known as Hainan Zhongwei Agricultural Resources Company Limited and Hainan Agricultural Resources Company Limited), a Sino-foreign joint stock company organized in the PRC, and a wholly-owned subsidiary of the Company.

         References to "iSense" are to iSense Limited, a Hong Kong company whose capital was 100% acquired by the Company on August 29, 2003.

         References to "Local Governments" are to governments in the PRC, including governments at all administrative levels below the Central Government, including provincial governments, governments of municipalities directly under the Central Government, municipal governments, county governments, and township governments.

         References to "Medi-China" are to Zhongwei Medi-China.com Limited, a Hong Kong company and a wholly-owned subsidiary of Silver Moon.

         References to the "PRC" or "China" include all territory claimed by or under the control of the Central Government, except Hong Kong, Macau, and Taiwan.

         References to "PRC Government" include the Central Government and Local Governments.

         References to "Provinces" include provinces, autonomous regions, and municipalities directly under the Central Government.

         References to "Second Supply" are to Second Goods And Materials Supply And Sales Corporation, a company organized in the PRC and a wholly-owned subsidiary of HARC.

         References to "Series B Preferred Stock" are to the Series B Preferred Stock, $.001 par value, of China Resources. References to "Series B Preferred Shares" are to the Series B Preferred Shares, without par value, of China Natural, after the Redomicile Merger, of which 320,000 shares are outstanding.

         References to "Silver Moon" are to Silver Moon Technologies Limited, a British Virgin Islands company, whose capital is 80% owned by the Company.

         References to "Sunwide" are to Sunwide Capital Ltd., a British Virgin Islands company, which is a wholly-owned subsidiary of Billion Luck.

         References to "Xubu" are to Shenzhen Xubu Investment Co. Ltd., a company organized in the PRC and, until its sale in February 2004, a wholly-owned subsidiary of HARC.

         References to "Zhongwei Trading" are to Hainan Zhongwei Trading Company Limited, a company organized in the PRC, whose capital is owned 95% by HARC and 5% by Billion Luck.

         References to "Zhuhai Zhongwei" are to Zhuhai Zhongwei Development Company Limited, a company organized in the PRC and, until its sale in April 2003, a wholly-owned subsidiary of HARC.

FORWARD-LOOKING STATEMENTS

         This report contains statements that constitute forward-looking statements. Those statements appear in a number of places in this report and include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Any such forward-looking statement is not a guarantee of future performance and involves risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. The accompanying information contained in this report, including without limitation the information set forth above and the information set forth under the heading, "Operating and Financial Review and Prospects," identifies important factors that could cause such differences. With respect to any such forward-looking statement that includes a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

                                     PART I

[Item 1] IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

[Item 2] OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

[Item 3] KEY INFORMATION

A. SELECTED FINANCIAL INFORMATION

         The following selected financial data of the Company and its subsidiaries for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith.

                                                   In thousands, except share amounts

                                                        Year ended December 31,
                                           2000        2001        2002        2003       2004
                                          -------------------------------------------------------
                                            Rmb         Rmb         Rmb         Rmb        Rmb
OPERATING STATEMENT DATA
Net sales                                     306       4,093       1,948       3,049       3,970
Operating expenses                         14,715       9,995       7,267       6,401       8,019
Loss from continuing operations
    before income taxes                    13,623      24,628      56,200      29,100      22,429
Loss from continuing operations            16,509      26,206      56,200      29,100      22,440
Loss from discontinued operations           2,057       5,136       4,032       2,637           -
Net loss                                   23,200      30,144      60,232      31,737      22,440
Basic and diluted loss per share
  Continuing operations                     29.56       29.85       67.08       30.20       18.79
  Discontinued operations                    2.87        6.13        4.81        2.74           -
                                          -------     -------     -------     -------   ---------
                                            32.43       35.98       71.89       32.94       18.79
                                          =======     =======     =======     =======   =========
Weighted average number of shares
  Basic and diluted                       715,349     837,797     837,797     963,478   1,194,118

BALANCE SHEET DATA
Total assets                              333,184     157,217      89,112      66,684      46,869
Current assets                            127,646      35,636      16,520      15,122      13,147
Current liabilities                        48,012      17,636       9,656       6,015       3,816
Working capital                            79,634      18,000      6,8,64       9,107       9,331
Long term debt                                  -           -           -         321         206
Minority interests                        115,480           -           -           -           -
Shareholders' equity                      169,692     139,581      79,456      60,348      42,847

         The Company has not paid any dividends with respect to its Common Shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company's Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries. Applicable PRC law requires that, before distributing profits to investors, companies such as the Company must (1) satisfy all taxes; and (2) allocate a specified percentage of after-tax profits to surplus reserve (10% of after-tax profits) and collective welfare fund (5-10% of after-tax profits). In addition to the foregoing, any future determination to pay a dividend to holders of its Common Shares will depend on the Company's results of operations, its financial condition and other factors deemed relevant by the Board of Directors. Since the acquisition of Billion Luck by the Company in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders.

EXCHANGE RATES

         The Company's reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The rate of exchange means the quote made by the People's Bank of China (the "PBOC Rate"). The average rate means the average of the exchange rates of the last date of each month during a year.

YEAR                              2000       2001       2002       2003       2004
----------------------------     ------     ------     ------     ------     ------
High                             8.2799     8.2786     8.2776     8.2778     8.2775
Low                              8.2768     8.2763     8.2760     8.2765     8.2763
Average for period               8.2783     8.2772     8.2770     8.2771     8.2768
End of period                    8.2774     8.2765     8.2770     8.2767     8.2765

MONTH                            Dec 04     Jan 05     Feb 05     Mar 05     Apr 05     May 05
----------------------------     ------     ------     ------     ------     ------     ------
High                             8.2766     8.2765     8.2765     8.2766     8.2766     8.2773
Low                              8.2763     8.2763     8.2765     8.2764     8.2764     8.2768

         The exchange rate on May 31, 2005 was 8.2767.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

RISKS ASSOCIATED WITH FOREIGN OPERATIONS

o Our principal subsidiaries operate in the People's Republic of China, and are, by law, subject to administrative review by various national, provincial and local agencies of the Chinese government - governmental oversight and/or changes to existing rules and regulations could adversely affect our results of operations.

o Our operations and financial results could be adversely affected by economic, political, legal and social conditions, including changes in the policies of the PRC government, such as changes in laws and regulations (or the interpretation thereof), as well as measures which may be introduced to regulate or stimulate the rate of economic growth. There can be no assurance that these measures will be successful or that they will not adversely affect our ability to operate profitably.

o The PRC does not have a comprehensive system of laws and enforcement of existing laws may be uncertain and sporadic, and the implementation and interpretation thereof inconsistent. Even where adequate law exists in the PRC, it may be difficult to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment by a court of another jurisdiction. Decided legal cases are without binding legal effect, although judges are often guided by prior decisions. The interpretation of PRC laws may be subject to policy changes reflecting domestic political changes, and new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors. The activities of our Company's subsidiaries in China are subject to PRC regulations governing PRC companies. In particular, the realization of our future plans in China will also be subject to PRC government approvals.

o Following the merger, we became a British Virgin Islands company and our officers and directors are non-residents of the United States, our assets are located in the PRC and our operations are conducted in the PRC. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the British Virgin Islands or the PRC would enforce
         (a) judgments of United States courts against us, or our directors or officers based on the civil liability provisions of the securities laws of the Unites States or any state, or (b) in original actions brought in the British Virgin Islands or the PRC, liabilities against us or any non-residents based upon the securities laws of the United States or any state.

o Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a United States corporation. In this regard, our directors are permitted to take action that, under the laws of most states of the United States require shareholder approval. These actions include authorizing reorganizations, asset sales (of less than 50% of our total assets) and amendments to our Memorandum and Articles of Association (that do not vary the rights of shareholders).

o Our holding company structure creates restrictions on our payment of dividends. We do not intend to pay dividends for the foreseeable future
         - we intend to reinvest earnings from operations, if any, back into our operations. The payment of dividends is subject to numerous restrictions imposed under PRC law, including restrictions on the conversion of local currency into United States dollars and other currencies.

o We are foreign private issuer and are not required to file as much information about us as United States issuers are required to file. In this regard we are not required to file quarterly reports on Form 10-Q or Current Reports on Form 8-K; we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures; the SEC proxy statement and information statement rules do not apply; and our officers, directors and principal shareholders are not required to file reports detailing their beneficial ownership of our shares. There is generally greater information available about United States issuers than about foreign private issuers such as us, and the lack of information about us makes it more difficult to make investment decisions about us.

OTHER RISKS OF OPERATIONS

o We have discontinued many of our operations and we are currently dependent upon the success of one line of business - our advertising, promotion and public relations operations; and while our advertising business generates operating revenues, those revenues are not sufficient to offset expenses, resulting in continued losses from operations.

o Unless we are able to reduce expenses, increase our profit margins and/or acquire profitable operations, we will likely continue to incur losses and investors in our shares may be unable to recoup their investment.

o We intend to investigate and evaluate potential investment opportunities, including acquisition candidates. However, (a) we may be unable to acquire business operations that prove to be profitable and
         (b) we will continue to incur administrative and professional expenses in connection with our evaluation and acquisition of business operations, without corresponding revenues from those operations prior to acquisition.

o There is no active trading market for our shares and we do not know if an active trading market will develop. An active market will not develop unless broker-dealers develop interest in trading our shares, and we may be unable to generate interest in our shares among broker-dealers until we generate meaningful revenues and profits from operations. Until that time occurs, if it does at all, purchasers of our shares may be unable to sell them publicly. In the absence of an active trading market (a) investors may have difficulty buying and selling our shares or obtaining market quotations, (b) market visibility for our common stock may be limited; and (c) a lack of visibility for our common stock may depress the market price for our shares.

o As directed by Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404"), the SEC has adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports, including Form 20-F. In addition, the independent registered public accounting firm auditing a company's financial statements must also attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting as well as the operating effectiveness of the company's internal controls. We are not yet subject to these requirements. However, in the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could suffer.

[Item 4] INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         China Resources was incorporated as Magenta Corp. on January 15, 1986, in the State of Nevada. It was formed to acquire businesses that would provide a profit to the Company. China Resources had no operating business until control of it was acquired in December 1994, by the former shareholders of China Natural, formerly known as Billion Luck, who exchanged all of the issued and outstanding shares of capital stock of China Natural for 108,000 shares of China Resources' Common Stock. As a result of the acquisition, the former shareholders of China Natural acquired 90% of the then issued and outstanding shares of Common Stock of China Resources, and China Resources became the owner of all the outstanding shares of capital stock of China Natural. China Natural was incorporated in the British Virgin Islands on December 14, 1993.

         On December 9, 2004, China Resources merged with and into China Natural (the "Redomicile Merger"). The Redomicile Merger was effected by an exchange of shares of China Resources into shares of China Natural on a one-for-one basis. As a result of the Redomicile Merger, the Company became domiciled in the British Virgin Islands and China Natural has succeeded to the rights and obligations of China Resources under its existing agreements and relationships.

         The Company's principal place of business is located at Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong, telephone
(852) 2810-7205.

B.       BUSINESS OVERVIEW

         Since 2000, the Company has been primarily engaged in identifying, acquiring and operating business opportunities and, when management deems it advisable, disposing of acquired businesses. Since the disposition of businesses may, from time-to-time, consist of the sale of assets, the Company maintains ownership over numerous direct and indirect currently inactive wholly owned subsidiaries, organized under the laws of various jurisdictions, that may be used in connection with business opportunities in the future.

         As of December 31, 2004, the Company's only active business operations consisted of its advertising, promotion and public relations business. The Company has been engaged in advertising, promotion and public relations services since the third quarter of 2003 through the acquisition of iSense. iSense is an integrated marketing company dedicated to providing creative advertising and promotions services to both local and international customers engaged in various industries, including technology and new media, healthcare products and consumer goods.

         The advertising business is not seasonal in nature. Since its incorporation, iSense has serviced over 50 customers. For the period from acquisition to December 31, 2003, one advertising customer accounted for 11% of total sales. For the year ended December 31, 2004, five advertising customers accounted for 84% of total sales. All sales were made in Hong Kong dollars.

         The Company commenced operations of its supermarket in the PRC, through Zhuhai Zhongwei, in the fourth quarter of 1999. As the contribution of supermarket operations to the Company's profitability was insignificant since its establishment, the Company disposed of its entire interest in Zhuhai Zhongwei on April 22, 2003 for consideration of RMB6,000,000 (US$725,000). On August 29, 2003, the Company acquired a 100% equity interest in iSense for total consideration or RMB5,994,000 (US$724,000) through the issuance of 100,000 shares of the Company's unregistered restricted common stock to the former sole equity owners of iSense. The Company acquired iSense to provide advertising, promotion and public relations services in Hong Kong and mainland China to both local and international customers. The Company also trades copper occasionally through HARC in the PRC. In light of the foregoing transactions, operating results of prior years should not be viewed as being indicative of operating results that may be expected in future years. The Company is actively seeking other business opportunities to enhance shareholder values.

         The Company has not been a party to any bankruptcy, receivership or similar proceedings, trade suspensions or cease trade orders by any regulatory authority.

         Prior to the Redomicile Merger, the Company's common stock was traded on the Nasdaq SmallCap market under the symbol "CHRB". Following the Redomicile Merger, the trading symbol was changed to "CHNR".

         The following describes activities conducted by the Company's subsidiaries during the year ended December 31, 2004.

iSENSE
------

         iSense was Incorporated in March 2000 in Hong Kong and is an integrated marketing company. On August 29, 2003, the Company acquired all of the issued and outstanding capital stock of iSense for total consideration of RMB5,994,000 (US$724,000), in exchange for the issuance of 100,000 shares of the Company's unregistered restricted common stock to the former sole equity owners of iSense. The number of shares issued was based upon the US$7.24 closing price of the Company's common stock (as quoted on the Nasdaq SmallCap Market) on August 22, 2003. The Company acquired iSense to provide advertising, promotion and public relations services in Hong Kong and mainland China to both local and international customers.

HARC
----

         HARC is a Sino-foreign joint stock company incorporated in the PRC on June 28, 1994 with a registered capital of RMB100 million (US$12.1 million). HARC owns a 5.3% equity interest in unlisted shares of Hainan Sundiro Motorcycle Co., Ltd., a PRC company listed on the Shenzhen Stock Exchange in the PRC. HARC also trades copper occasionally for its own account.

SUNWIDE
-------

         Sunwide was incorporated in the British Virgin Islands on January 22, 2001. Sunwide is mainly engaged in investing in marketable securities, traded in US markets, as short-term investments.

SILVER MOON AND MEDI-CHINA
--------------------------

         Silver Moon is a British Virgin Islands company incorporated on March 24, 2000. The principal business of Silver Moon and its wholly-owned subsidiary, Medi-China (formerly known as Sky Creation Technology Limited), a Hong Kong company incorporated on October 15, 1999, is to provide online Internet healthcare content, through its website, medi-china.com, which offers health-related content in both English and Chinese, with a focus on Chinese herbal medicine and therapies. Neither Silver Moon nor Medi-China is currently engaged in active business operations, however, they are poised to recommence their healthcare-related website to the extent that the e-commerce industry stabilizes and demonstrates signs of revival.

C.       ORGANIZATIONAL STRUCTURE

         The following chart illustrates the equity ownership by percentage of each of the Company's subsidiaries as of December 31, 2004:




                     __________________________________
                    |                                  |
                    |         CHINA NATURAL            |__________________________________
                    |        RESOURCES, INC.           |                     |            |
                    |a British Virgin Islands company  |                     |            |
                    |__________________________________|                     |            |
                                     |                                       |            |
                                     |                                       |            |
          ___________________________|_________________________              |            |
         |                           |                         |             |            |
         | 100%                      | 100%                    | 100%        |            |80%
   ______________             _______________          __________________    |    __________________
  |              |           |               |        |                  |   |   |                  |
  |    ISENSE    |           |     HARC      |        |      SUNWIDE     |   |   |   SILVER MOON    |
  |  a Hong Kong |           |    a PRC      |        | a British Virgin |   |   | a British Virgin |
  |    company   |           |   company     |        |  Islands company |   |   | Islands company  |
  |______________|           |_______________|        |__________________|   |   |__________________|
                                     |                                       |            |
                                     |                                       |            |
                 ___________________________________________                 |            |
                |                    |                      |                |            |
                |                    |                      |                |            |
           100% |               100% |                      | 95%            |            | 100%
       __________________    __________________    __________________        |    ________________
      |                  |  |                  |  |                  |       |   |                |
      |   FIRST SUPPLY   |  |  SECOND SUPPLY   |  | ZHONGWEI TRADING |5%     |   |   MEDI-CHINA   |
      |  a PRC company   |  |  a PRC company   |  |  a PRC company   |_______|   |  a Hong Kong   |
      |    (inactive)    |  |    (inactive)    |  |    (inactive)    |           |    company     |
      |__________________|  |__________________|  |__________________|           |________________|


D.       PROPERTY, PLANTS AND EQUIPMENT

         The Company's administrative offices and its principal subsidiaries are located in Hong Kong and Hainan in the PRC.

         Pursuant to an office sharing agreement dated September 1, 2000, the Company's head office in Hong Kong is shared on an equal basis between the Company and Anka Consultants Limited, a private Hong Kong company which is owned by certain directors of the Company. The total area of the office is approximately 230 square meters. For the years ended December 31, 2002, 2003 and 2004, the Company paid its share of rental expenses to Anka Consultants Limited amounting to RMB284,000 (US$34,000), RMB242,000 (US$30,000) and RMB232,000
(US$28,000), respectively. The office sharing agreement provides that the Company share certain costs and expenses in connection with its use of the office.

         Pursuant to an informal arrangement, iSense shares offices with an unaffiliated third party for a monthly rental of RMB2,438 (US$294). The total area of the office is approximately 140 square meters.

         The Company is also a party to a rental agreement entered into between HARC and Haikou Nanyang Building Co. Ltd., an unaffiliated third party, covering office space in Hainan with a total gross area of 138 square meters. The rental agreement was for a period of 2 years from June 4, 2003 to June 3, 2005 at a monthly rental of RMB3,988 (US$482).

         For the years ended December 31, 2002, 2003 and 2004, the Company incurred capital expenditures of nil, RMB958,000 (US$116,000) and RMB111,000 (US$13,000), respectively. The capital expenditures for 2003 and 2004 were mainly for acquisition of motor vehicles.

[Item 5] OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the December 31, 2004 consolidated financial statements and accompanying notes.

A.       OPERATING RESULTS

SALES AND GROSS PROFIT-COPPER

         From 2002 to 2004 the Company occasionally traded copper. For the year ended December 31, 2002, sales and gross profit amounted to RMB1,948,000 (US$235,000) and RMB3,000 (US$362), respectively. For the year ended December 31, 2003, sales and gross profit amounted to RMB1,904,000 (US$230,000) and nil, respectively. For the year ended December 31, 2004, sales and gross profit amounted to RMB1,842,000 (US$222,000) and RMB1,000 (US$121), respectively.

SALES AND GROSS PROFIT- ADVERTISING AND PROMOTION

         The Company has been engaged in advertising, promotion and public relations services since its acquisition of iSense on August 29, 2003. For the year ended December 31, 2003, net sales and gross profit amounted to RMB1,145,000 (US$138,000) and RMB277,000 (US$33,000), respectively. For the year ended December 31, 2004, net sales and gross profit amounted to RMB2,128,000 (US$257,000) and RMB588,000 (US$71,000), respectively.

VALUATION ALLOWANCES

         For the year ended December 31, 2002, valuation allowances included the impairment loss on the Company's investment in Hainan Sundiro Motorcycle Co. Ltd. ("Sundiro") amounting to RMB46,615,000 (US$5,630,000), and the write off of VAT receivable of RMB1,563,000 (US$189,000). For the year ended December 31, 2003, valuation allowances included the impairment loss on the Company's investment in Sundiro amounting to RMB19,000,000 (US$2,295,000), the write off of VAT receivable of RMB3,126,000 (US$377,000) and the write off of loan and interest receivables of RMB2,684,000 (US$324,000). For the year ended December 31, 2004, valuation allowances included the impairment loss on the Company's investment in Sundiro amounting to RMB13,000,000 (US$1,570,000) and the write off of loan and interest receivables of RMB304,000 (US$37,000).

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses decreased by RMB866,000 (US$105,000) or 11.9% to RMB6,401,000 (US$773,000) in 2003 from RMB7,267,000
(US$878,000) in 2002. The decrease was mainly due to reduction of salaries and traveling expenses. Selling, general and administrative expenses increased by RMB1,618,000 (US$195,000) or 25.3% to RMB8,019,000 (US$968,000) in 2004 from
RMB6,401,000 (US$773,000) in 2003. The increase was mainly due to increased legal and professional fees in connection with the redomicile.

INTEREST INCOME, NET

         Interest income decreased by 52.1% from RMB654,000 (US$79,000) in 2002 to RMB313,000 (US$38,000) in 2003. The decrease was mainly attributable to the default of a short-term loan and related interest receivable of RMB2,684,000 (US$324,000). Interest income decreased by 93.6% from RMB313,000 (US$38,000) in 2003 to RMB20,000 (US$2,000) in 2004. The decrease was mainly attributable to the default of a short-term loan and related interest receivable of RMB304,000 (US$37,000).

OTHER INCOME/(EXPENSES), NET

         Net other expenses in 2002 mainly represented the net loss on trading of marketable securities of RMB1,622,000 (US$196,000). Net other income in 2003 mainly consisted of a net gain on trading of marketable securities of RMB1,157,000 (US$140,000). Net other income in 2004 mainly consisted of a net gain on trading of marketable securities of RMB373,000 (US$45,000) and the recovery of bad debts and related costs of RMB2,850,000 (US$344,000).

INCOME TAXES

         Prior to the Redomicile Merger, it was management's intention to reinvest all income attributable to the Company earned by its operations outside the US. Accordingly, no US federal and state income taxes have been provided in the consolidated financial statements. Following the Redomicle Merger, management believes that the Company is no longer subject to US taxes.

         Income taxes in 2002 consisted of PRC federal income tax computed at 15% on assessable income for foreign investment enterprises operating in Zhuhai. Income taxes in 2004 consisted of Hong Kong profits tax computed at 17.5% on assessable income of iSense.

SALES AND GROSS PROFIT- SUPERMARKET OPERATIONS (DISCONTINUED OPERATIONS)

         For the year ended December 31, 2002, net sales and gross profit from supermarket operations amounted to RMB7,222,000 (US$872,000) and RMB417,000 (US$50,000), respectively. The Company ceased its supermarket operations following the disposition of its entire interest in Zhuhai Zhongwei on April 22, 2003. Net sales included in discontinued operations totaled RMB1,758,000 (US$212,000) with gross profit of RMB201,000 (US$24,000) for the year ended December 31, 2003. Profit from discontinued supermarket operations is reported net of income tax expense, if any.

B.       LIQUIDITY AND CAPITAL RESOURCES

         The Company's and its subsidiaries' primary liquidity needs are to fund operating expenses, and to expand business operations.

         Net cash (used in)/provided by operating activities was (RMB5,403,000) (US$653,000), RMB4,540,000 (US$548,000) and (RMB4,883,000) (US$590,000) in
fiscal 2002, 2003 and 2004, respectively. Net cash flows from the Company's operating activities are attributable to the Company's income and changes in operating assets and liabilities.

         The following summarizes the Company's financial condition and liquidity at the dates indicated:

                                                     At December 31,
                                                 ----------------------
                                                   2003         2004
                                                 ---------    ---------
         Current ratio                                2.5x         3.4x
         Working capital                         9,107,000    9,331,000
         Ratio of long-term debt to total
           shareholders' equity                      .005x       0.005x

         Net cash provided by investing activities was RMB11,990,000 (US$1,448,000), RMB42,000 (US$5,000) and RMB449,000 (US$54,000) in fiscal 2002,
2003 and 2004, respectively. Net cash flows from the Company's investing activities in 2002 were attributable to repayment of a short term loan from a third party. Net cash provided by/(used in) financing activities was (RMB11,298,000) (US$1,364,000), RMB3,665,000 (US$442,000) and RMB4,773,000
(US$576,000) in fiscal 2002, 2003 and 2004, respectively. Net cash flows from the Company's financing activities in 2003 and 2004 were attributable to proceeds from issuance of common stocks from the exercise of stock options.

         Except as disclosed above, there have been no significant changes in the financial condition and liquidity during the years ended December 31, 2003 and 2004. The Company believes that available funds will be sufficient to satisfy its anticipated working capital needs for at least the next 12 months.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         The Company did not spend any significant amounts on company-sponsored research and development activities during each of the last three fiscal years.

D.       TREND INFORMATION

         The Company does not believe that there have been recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year, nor any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect of the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.       OFF BALANCE SHEET ARRANGEMENTS

         Under SEC regulations, we are required to disclose our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

     o   Any obligation under certain guarantee contracts;
     o Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
     o Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in stockholder's equity in our statement of financial position; and
     o Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

         As of the date of this Report, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The Company has no contractual obligations and commercial commitments as at December 31, 2004 except the following:

                                  Total     <1 year    2-5 years
                                 -------    -------    ---------
         Operating leases        360,000         20            -
         Capital lease           386,000    180,000      206,000

G.       SAFE HARBOR

         No disclosure is required in response to this item.

CRITICAL ACCOUNTING POLICIES
----------------------------

         Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and assumptions. We believe that the following are some of the more significant judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

INTANGIBLE ASSETS

         The Company's intangible assets consisted of goodwill arising from the acquisition of iSense. Management performs an analysis to determine the recoverability of the asset's carrying value and management will provide a provision if impairment loss of intangible assets is determined.

INVESTMENTS

         Investments in equity securities, not being a subsidiary and which do not have a readily determinable fair value, are accounted for by the cost method. The Company periodically reviews investments for other than temporary declines based on market prices, earning trends, dividend payment, assets quality and the long-term prospect of the investment. The Company will make a provision if other than temporary declines of the investment are determined.

DEFERRED TAX ASSETS

         The Company is required to assess the ultimate realization of deferred tax assets generated from net operating loss carryforwards. This assessment takes into consideration the availability and character of future taxable income. As management estimates that there will be no taxable income generated for the foreseeable future, no deferred tax assets are recognized in the financial statements.

REVENUE RECOGNITION

         Revenue from product sales is recognized at the point of sale for retail sales and upon the delivery of goods or completion of services for other sales, when all performance obligations have been completed and there is reasonably assured collectibility. Dividend income is recognized upon the establishment of the right to receive such payment.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
-----------------------------------------

         In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (R) Share Based Payment which addresses the accounting for share-based payment transactions. SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB No.25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair values. SFAS No. 123 (R) will be effective for public companies that file as small business issuers as of the first interim period that begins after December 15, 2005. The Company is evaluating the provisions of SFAS No. 123 (R). Depending upon the numbers and terms of options that may be granted in future periods, the implementation of this standard could have a material impact on the Company's financial position and results of operations.

[Item 6] DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

     Name          Age               Position
---------------    ---   ----------------------------------------------
Ching Lung Po      58    Chairman of the Board of Directors, President
                         and Chief Executive Officer

Tam Cheuk Ho       42    Director and Chief Financial Officer

Wong Wah On        41    Director, Secretary and Financial Controller

Lam Kwan Sing      35    Non-employee Director

Ng Kin Sing        42    Non-employee Director

Lo Kin Cheung      40    Non-employee Director

         Mr. Ching Lung Po has served as a director of China Natural since June 2, 1999 and as its Chairman of the Board, President and Chief Executive Officer since November 22, 2004. He served as a director of China Resources since February 4, 1998 until completion of the Redomicile Merger. He was appointed Chairman of the board of directors of China Resources on January 25, 1999, and as its Chief Executive Officer and President on February 1, 1999 and June 1, 1999, respectively. Mr. Ching has also been the Chairman of the Board of Directors and President of OVM International Holding Corp. (Pink Sheets:
OVMI.pk), since September 1996. Mr. Ching has been involved for more than 20 years in the management of production and technology for industrial enterprises in the PRC. He worked in Heilongjiang Suihua Electronic Factory as an engineer from 1969 to 1976 and was the Head of the Heilongjiang Suihua Industrial Science & Technology Research Institute from 1975 to 1976. Mr. Ching joined the Heilongjiang Qingan Factory in 1976 and has been the General Manager since 1976. In 1988, Mr. Ching started his own business and established the Shenzhen Hongda Science & Technology Company Limited in Shenzhen, which manufactures electronic products. Mr. Ching graduated from the Harbin Military and Engineering Institute and holds the title of Senior Engineer.

         Mr. Tam Cheuk Ho has served as a director of China Natural since December 23, 1993, and as its Chief Financial Officer since November 22, 2004. He served as the Chief Financial Officer and a director of China Resources from December 2, 1994 until completion of the Redomicile Merger. From July 1984 through January 1992, he worked as Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992, as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December, 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Society of Accountants and the Chartered Association of Certified Accountants. He is also a certified public accountant in Hong Kong. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong. Mr. Tam is also a director of Anka Capital Limited, a privately-held corporation, through which he is a principal shareholder of the Company.

         Mr. Wong Wah On has been a director of China Natural since January 25, 1999, as its Secretary since February 1, 1999 and as Financial Controller since November 22, 2004. He served as Financial Secretary, Financial Controller and a director of China Resources from December 30, 1997 until completion of the Redomicile Merger. He is responsible for assisting the Chief Financial Officer with the Company's treasury, accounting and secretarial functions. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. Mr. Wong is also a director of Anka Capital Limited, a privately-held corporation, through which he is a principal shareholder of the Company. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Chartered Association of Certified Accountants and the Hong Kong Society of Accountants, and an associate of the Institute of Chartered Secretaries and Administrators. He is also a certified public accountant in Hong Kong.

         Mr. Lam Kwan Sing has been a director and a member of China Natural's audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from March 20, 2003 until completion of the Redomicile Merger. Mr. Lam has been the executive director of Pacific Challenge Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate finance and accounting operations. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor's degree in Accountancy from the City University of Hong Kong.

         Mr. Ng Kin Sing has been a director and a member of China Natural's audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from February 1, 1999 until completion of the Redomicile Merger. From April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong.

         Mr. Lo Kin Cheung has been a director and a member of China Natural's audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from May 30, 2000 until completion of the Redomicile Merger. From September 2001 to present, Mr. Lo has been the chief financial officer of Lee Fung - Asco Printers Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate financial operations. From March 1998 to August 2001, Mr. Lo was the executive director of Wiltec Holdings Limited, a Hong Kong listed company, where he was responsible for corporate development and day-to-day operations. From July 1986 until March 1998, Mr. Lo was the principal at Ernst & Young, Hong Kong. He is a fellow of both the Hong Kong Society of Accountants and the Chartered Association of Certified Accountants. He holds a Bachelor's degree of Science from the University of Hong Kong.

B.       COMPENSATION

         The following table sets forth the amount of compensation that was paid, and the grant of options to purchase shares of common stock during the fiscal year ended December 31, 2004, to each of the individuals listed in Item 6(A) above.

                                          Number of options to         Exercise
Name                Compensation (US$)    purchase common stock    price (US$/share)    Expiration date
-------------       ------------------    ---------------------    -----------------    ---------------
Ching Lung Po              30,769                       -                    -                       -
Tam Cheuk Ho              230,769                  40,000                 5.68            May 19, 2007
Wong Wah On               153,846                  40,000                 5.68            May 19, 2007
Lam Kwan Sing                   -                       -                    -                       -
Ng Kin Sing                     -                       -                    -                       -
Lo Kin Cheung                   -                       -                    -                       -

         On February 1, 1999, the Company entered into a Service Agreement with Ching Lung Po. In accordance with the terms of the Service Agreement, Mr. Ching has been employed by the Company as Chief Executive Officer and to perform such duties as the Board of Directors shall from time to time determine. Mr. Ching shall receive a base salary of HK$2,160,000 (US$276,923) annually. The Employment Agreement has a term of two years and shall be automatically renewed unless earlier terminated as provided therein. On June 1, 2002, the Company entered into a Supplemental Service Agreement with Ching Lung Po, reducing his base salary to HK$240,000 (US$30,769) per annum with all other terms of the Service Agreement remaining in full force and effect.

         On February 1, 1999, the Company entered into an Employment Agreement with Tam Cheuk Ho. In accordance with the terms of the Employment Agreement, Mr. Tam has been employed by the Company as the Chief Financial Officer and to perform such duties as the Board of Directors shall from time to time determine. Mr. Tam shall receive a base salary of HK$1,800,000 (US$230,769) annually, which base salary shall be adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as the Company's Board of Directors may determine. The initial two year term of Employment Agreement has expired, and the term of the Agreement continues to automatically renew each year, until terminated as provided therein.

         On February 1, 1999, the Company entered into an Employment Agreement with Wong Wah On. In accordance with the terms of the Employment Agreement, Mr. Wong has been employed by the Company as the Financial Controller and Corporate Secretary and to perform such duties as the Board of Directors shall from time to time determine. Mr. Wong shall receive a base salary of HK$1,200,000 (US$153,846) annually, which base salary shall be adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as the Company's Board of Directors may determine. The initial two year term of the Employment Agreement has expired, and the Agreement continues to automatically renew each year, until terminated as provided therein.

         The Company has no other employment contracts with any of its officers or directors and maintains no retirement, fringe benefit or similar plans for the benefit of its officers or directors. The Company may, however, enter into employment contracts with its officers and key employees, adopt various benefit plans and begin paying compensation to its officers and directors as it deems appropriate to attract and retain the services of such persons.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table sets forth information relating to our outstanding stock option plans as of December 31, 2004:

                                                                                          Number of Securities
                                    Number of Securities to                              Remaining Available for
                                       Be Issued Upon          Weighted-average           Future Issuance Under
                                    Exercise Of Outstanding    Exercise Price of          Equity Compensation
                                          Options,             Outstanding Options,    Plan (excluding securities
                                      Warrants and Rights      Warrants and Rights        reflected in column a)
-----------------------------------------------------------------------------------------------------------------
Equity Compensation
Plans Approved by
Security Holders

   1995 Stock Option Plan                      0                     N/A                         81,955
   2003 Equity Compensation Plan               0                     N/A                        231,955

Equity Compensation
Plans Not Approved by
Security Holders                               0                       0                              0
-----------------------------------------------------------------------------------------------------------------

Total                                          0                                                313,910
                                             ===                                                =======

STOCK OPTION PLANS

         The Company has adopted two equity incentive plans. The purposes of the plans are to:

          o Encourage ownership of our common stock by our officers, directors , employees and advisors;
          o Provide additional inventive for them to promote our success and our business; and
          o Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common stock.

A brief description of each plan is as follows:

         1995 Plan: The Company has adopted a Stock Option Plan (the "1995 Plan") as of March 31, 1995. The 1995 Plan allows the Board of Directors, or a committee thereof at the Board's discretion, to grant stock options to officers, directors, key employees, consultants and affiliates of the Company. The number of shares that may be granted on exercise of options granted under the 1995 Plan may not exceed 20% of our outstanding shares determined at the time of grant.

         The Board of Directors, or a committee appointed by the Board (the "Committee"), is vested with authority to (i) select persons to participate in the Plan; (ii) determine the form and substance of grants made under the 1995 Plan to each participant, and the conditions and restrictions, if any, subject to which grants will be made; (iii) interpret the 1995 Plan; and (iv) adopt, amend, or rescind such rules and regulations for carrying out the 1995 Plan as it may deem appropriate. Options granted under the 1995 may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the underlying shares as of the date of grant. The exercise price of non-qualified options may not be less than 80% of the fair market value of the underlying shares as of the date of grant.

         As of December 31, 2004, options to purchase 233,000 shares of Common Stock had been granted under the 1995 Plan, of which options to purchase 230,000 shares of Common Stock were exercised and options to purchase 3,000 shares of Common Stock lapsed. Options to purchase 81,955 shares were available for grant as of December 31, 2004. The 1995 Plan terminated on March 31, 2005; however, outstanding options on the date of termination remain subject to the provisions of the 1995 Plan until they are exercised or expire.

         In connection with the Redomicile Merger, China Natural succeeded to and assumed the obligations of China Resources under the 1995 Plan.

         2003 Plan. On December 18, 2003, the shareholders of the Company approved and adopted the 2003 Equity Compensation Plan (the "2003 Plan"). The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options. The Company has reserved a number of shares of common stock equal to 20% of the issued and outstanding common stock of the Company, from time-to-time, for issuance pursuant to options granted ("Plan Options") or for restricted stock awarded ("Stock Grants") under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Board or Committee designated by the Board determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Board or Committee determines.

         The 2003 Plan is administered by the Board of Directors or a Committee designated by the Board. The Board or Committee will determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common stock at the time of the award. All questions relating to the administration of the 2003 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Board or Committee.

         Options granted under the 2003 may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the underlying shares as of the date of grant. The exercise price of non-qualified options ay not be less than 85% of the fair market value of the underlying shares as of the date of grant.

         During the year ended December 31, 2004, options to purchase 80,000 shares of Common Stock were granted under the 2003 Plan and were exercised. A total of 231,955 shares were available for grant as of December 31, 2004. The 2003 Plan terminates on December 18, 2013.

         In connection with the Redomicile Merger, China Natural succeeded to and assumed the obligations of China Resources under the 2003 Plan.

C.       BOARD PRACTICES

         As provided by Article 74 of our Memorandum and Articles of Association, directors, solely for purposes of determining the term for which they will serve, are classified as Class I, Class II and Class III directors, with approximately one-third of the total number of directors being allocated to each Class. Each director is to hold office for a three-year term expiring at the annual meeting of shareholders held three years following the annual meeting at which he or she was elected. However, for our first annual meeting of members following the Redomicile Merger at which directors were elected, the Class I directors so elected will hold office for a one-year term, and the Class II directors so elected will hold office for a two-year term.

         At the annual meeting of members on December 31, 2004, Messrs. Ching Lung Po and Ng Kin Sing were elected to serve in Class I Directors until the annual meeting to be held in 2005 and until their successors have been duly elected and qualified, and Messrs. Lam Kwan Sing and Lo Kin Cheung serve as Class II until the annual meeting to be held in 2006 and until their successors have been duly elected and qualified; and Messrs. Tam Cheuk Ho and Wong Wah On serve in Class III until the annual meeting to be held in 2007 and until their successors have been duly elected and qualified.

         The officers of the Company are elected annually at the first Board of Directors meeting following the annual meeting of shareholders, and hold office until their respective successors are duly elected and qualified, unless sooner displaced.

         The Company does not pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, the Company may adopt a policy of making such payments in the future. The Company will reimburse out-of-pocket expenses incurred by directors in attending Board and Committee meetings. During the fiscal year ended December 31, 2004, no long-term incentive plans or pension plans were in effect with respect to any of the Company's officers, directors or employees.

Audit Committee
---------------

         The Company's audit committee, whose members currently consists of Lo Kin Cheung, Lam Kwan Sing and Ng Kin Sing, reviews the professional services provided by the independent auditors, the independence of the auditors from management, annual financial statements and the Company's internal accounting controls. The audit committee also reviews other matters with respect to the accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention. Each of the Company's audit committee members is an "independent" director, as such term is used in (a)
Section 10A-3(m)(3) of the Exchange Act, and (b) Nasdaq Marketplace Rule 4200-1.

Nominating and Corporate Governance Committee; Shareholder Nominees for Director
--------------------------------------------------------------------------------

         Our board of directors has established a nominating and corporate governance committee that operates pursuant to a written charter. The nominating and corporate governance committee is responsible for providing oversight on a broad range of issues surrounding the composition and operation of our board of directors. In particular, the responsibilities of the nominating and corporate governance committee include:

          o identifying individuals qualified to become members of the board of directors;
          o determining the slate of nominees to be recommended for election to the board of directors;
          o reviewing corporate governance principles applicable to us, including recommending corporate governance principles to the board of directors and administering our Code of Ethics;
          o assuring that at least one audit committee member is an "audit committee financial expert" within the meaning of regulatory requirements;
          o carrying out such other duties and responsibilities as may be determined by the board of directors.

         The nominating and corporate governance committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are presented to the full committee at its next scheduled meeting. Discussions pertaining to the nomination of directors are required to be held in executive session. The current members of the nominating and corporate governance committee are Ng Kin Sing, Lam Kwan Sing and Lo Kin Cheung. Each member of the nominating and corporate governance committee is an "independent" director, as such term is used in Section 10A-3(m)(3) of the Securities Exchange Act of 1934, and Nasdaq Marketplace Rule 4200-1.

         The nominating and corporate governance committee will consider candidates for directors proposed by security holders, although no formal procedures for submitting the names of candidates for inclusion on management's slate of director nominees have been adopted. Until otherwise determined by the nominating and corporate governance committee, a member who wishes to submit the name of a candidate to be considered for inclusion on management's slate of nominees at the next annual meeting of members must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing member's name and address, as well as the number of shares beneficially owned. A statement from the candidate must also be furnished, indicating the candidate's desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the board's consideration of the member's candidate. Once a candidate has been identified the nominating and corporate governance committee reviews the individual's experience and background, and may discuss the proposed nominee with the source of the recommendation. If the nominating and corporate governance committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management's slate of director nominees to be submitted for election to the board.

Compensation Committee
----------------------

         The Company does not have a formal compensation committee. The board of directors, acting as a compensation committee, periodically meets to discuss and deliberate on issues surrounding the terms and conditions of executive officer compensation, including base salaries, bonuses, awards of stock options and reimbursement of certain business related costs and expenses.

Nasdaq Requirements
-------------------

         Our common shares are currently listed on the Nasdaq SmallCap Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq recently adopted amendments to its Rule 4350 to impose various corporate governance requirements on listed securities. Section (a)(1) of Rule 4350 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise require compliance.

         We currently comply with the specifically mandated provisions of Rule 4350. In addition, we have elected to voluntarily comply with certain other requirements of Rule 4350, notwithstanding that our home jurisdiction does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Rule 4350. However, we have determined not to comply with the following provisions of Rule 4350 since the laws of the British Virgin Islands do not require compliance:

          o a majority of our board of directors are not independent as defined by Nasdaq rules;
          o our independent directors do not hold regularly scheduled meetings in executive session;
          o the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present in the deliberations concerning his compensation;
          o related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors;
          o we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and
          o we are not required to participate in an electronic link with a specified registered depository in connection with any direct registration program that we may establish in the future.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Rule 4350.

D.       EMPLOYEES

         The following table sets out the number of employees and consultants with contracts at the end of each of the past three financial years, including their main category of activity and geographic location.

                                                                 Years ended December 31,
                                                           2004            2003            2002
Hong Kong    Accounting, administration and management       4               4               4
             Advertising and promotion                       2               2               -
             Others                                          1               1               1
----------------------------------------------------------------------------------------------
                                                             7               7               5

The PRC      Accounting, administration and management       2               8              19
             Purchasing and supplies                         -               -              17
             Cashier                                         1               2               5
             Others                                          2               3               9
----------------------------------------------------------------------------------------------
                                                             5              13              50

----------------------------------------------------------------------------------------------
Total                                                       12              20              55
----------------------------------------------------------------------------------------------

E.       SHARE OWNERSHIP

         The following table sets forth, as of May 31, 2005, the share ownership of the Company's Common Shares and Series B Preferred Shares by each of our directors and executive officers.

         As of May 31, 2005, there were 1,247,823 Common Shares and 320,000 Series B Preferred Shares issued and outstanding. Each Series B Preferred Share is entitled to one vote on each matter submitted to a vote of shareholders. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon exercise of options, warrants or convertible securities or pursuant to agreement or understanding.

                              Amount and Nature of Beneficial Ownership(4)
                   -----------------------------------------------------------------
                         Common Shares                         Preferred Shares             Percent
                   ---------------------------            --------------------------          of
Name               # of Shares      % of Class            # of Shares     % of Class         Vote
---------------------------------------------------------------------------------------------------
Ching Lung Po         40,000             3.2%                320,000(1)        100%           23.0%

Tam Cheuk Ho         224,897(2)         18.0%                     --            --            14.3%

Wong Wah On          224,897(3)         18.0%                     --            --            14.3%

Lam Kwan Sing             --              --                      --            --              --

Ng Kin Sing               --              --                      --            --              --

Lo Kin Cheung             --              --                      --            --              --

----------------------
(1) Shares registered to Winsland Capital Limited, a company beneficially owned by Mr. Ching..
(2) Includes 144,897 shares registered to Anka Capital Limited, a company owned 50% by Mr. Tam. Mr. Tam disclaims beneficial ownership of the shares owned by Anka Capital Limited, except to the extent of his pecuniary interest in the shares.
(3) Includes 144,897 shares registered to Anka Capital Limited, a company owned 50% by Mr. Wong. Mr. Wong disclaims beneficial ownership of the shares owned by Anka Capital Limited, except to the extent of his pecuniary interest in the shares.
(4) The inclusion of any shares as deemed beneficially owned does not constitute an admission of beneficial ownership by the named shareholder.

[Item 7]    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table sets forth, as of May 31, 2005, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding Common Shares and Series B Preferred Shares.

         As of May 31, 2005, there were 1,247,823 Common Shares and 320,000 Series B Preferred Shares issued and outstanding. Each Series B Preferred Share is entitled to one vote on each matter submitted to a vote of shareholders. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon exercise of options, warrants or convertible securities or pursuant to agreement or understanding.

         There has been no significant change in the percentage ownership held by any major shareholder during the past three years. The Company's major shareholders do not have different voting rights than other shareholders of the Company.

                                         Amount and Nature of Beneficial Ownership(4)
                             -----------------------------------------------------------------
                                   Common Shares                         Preferred Shares             Percent
                             ---------------------------            --------------------------          of
Name                         # of Shares      % of Class            # of Shares     % of Class         Vote
-------------------------------------------------------------------------------------------------------------
Ching Lung Po                   40,000             3.2%                320,000(1)        100%           23.0%

Tam Cheuk Ho                   224,897(2)         18.0%                     --            --            14.3%

Wong Wah On                    224,897(3)         18.0%                     --            --            14.3%

Anka Capital Limited           144,897            11.6%                     --            --             9.2%

Winsland Capital Limited            --              --                 320,000           100%           20.4%

----------------------
(1) Shares registered to Winsland Capital Limited, a company beneficially owned by Mr. Ching.
(2) Includes 144,897 shares registered to Anka Capital Limited, a company owned 50% by Mr. Tam. Mr. Tam disclaims beneficial ownership of the shares owned by Anka Capital Limited, except to the extent of his pecuniary interest in the shares.
(3) Includes 144,897 shares registered to Anka Capital Limited, a company owned 50% by Mr. Wong. Mr. Wong disclaims beneficial ownership of the shares owned by Anka Capital Limited, except to the extent of his pecuniary interest in the shares.
(4) The inclusion of any shares as deemed beneficially owned does not constitute an admission of beneficial ownership by the named shareholder.

         As of December 31, 2004, our Common Shares and Series B Preferred Shares were held of record by a total of approximately 190 persons, of which 718,000 Common Shares were held of record by Cede & Co.

         To our knowledge, there are no arrangements the operations of which may, at a subsequent date, result in a change in control of the Company.

B.       RELATED PARTY TRANSACTIONS

         On September 1, 2000, the Company and Anka Consultants Limited ("Anka"), a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, based upon which the Company's head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. For the years ended December 31, 2002, 2003 and 2004, the Company paid rental expenses to Anka Consultants Limited amounted to RMB285,000 (US$34,000), RMB249,000 (US$30,000) and RMB232,000 (US$28,000), respectively.

         At December 31, 2003, the Company owed RMB1,603 (US$194) to an officer for unpaid salary. This was paid in full during 2004.

         At December 31, 2003 and 2004, the Company owed RMB296 (US$36) to related companies. These amounts are unsecured, interest-free and are repayable on demand.

         At December 31, 2003 and 2004, the Company owed RMB333,000 (US$40,000) and RMB205,000 (US$25,000), respectively, to a director of iSense for advances received. These advances are unsecured, interest-free and are repayable on demand.

C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

[Item 8]    FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2002, 2003 and 2004 are included herewith as Appendix A and are incorporated herein by reference.

         There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar procedures and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. We are not aware of any governmental proceedings pending or known to be contemplated.

         We have no direct business operations, other than the ownership of our subsidiaries. While we have no current intention of paying dividends, should we, as a holding company, decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictions imposed under PRC law.

B.       SIGNIFICANT CHANGES

         Not applicable.

[Item 9]    THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

         Our Common Shares have been listed on the Nasdaq SmallCap market since November 22, 2004, under the symbol "CHNR." From August 7, 1995 until November 22, 2004, our Common Stock was listed under the symbol "CHRB."

         The following table sets forth the annual high and low last trade prices of our Common Shares as reported by The Nasdaq Stock Market for each of the five preceding fiscal years. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

                      Period                                High         Low
                      ------                                ----         ---

         Fiscal Year ended:
                  December 31, 2004..................      $13.37       $3.30
                  December 31, 2003..................       13.30        1.70
                  December 31, 2002..................        2.99        1.20
                  December 31, 2001..................        4.00        2.15
                  December 31, 2000..................       17.75        2.75

         The following table sets forth the high and low last trade prices of our Common Shares as reported by The Nasdaq Stock Market for each fiscal quarter of 2003 and 2004. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

                      Period                                High         Low
                      ------                                ----         ---

         2004 Fiscal Year, quarter ended:
                  March 31, 2004.....................      $13.37       $7.67
                  June 30, 2004......................        7.90        5.47
                  September 30, 2004.................        5.77        3.30
                  December 31, 2004..................        8.05        3.48
         2003 Fiscal Year, quarter ended:
                  March 31, 2003.....................       $2.59       $1.50
                  June 30, 2003......................        4.87        1.70
                  September 30, 2003.................       13.30        4.60
                  December 31, 2003                          8.87        4.86

         The following table sets forth the monthly high and low last trade prices of our Common Shares as reported by The Nasdaq Stock Market for each month from July 2004 through December 31, 2004. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

                      Period                                High         Low
                      ------                                ----         ---

         Month ended:
                  December 31, 2004..................       $6.07       $5.25
                  November 30, 2004..................        8.05        3.54
                  October 31, 2004...................        4.30        3.48
                  September 30, 2004.................        4.72        3.60
                  August 31, 2004....................        4.00        3.39
                  July 31, 2004......................        5.77        3.30

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         Our Common Shares have been listed on the Nasdaq SmallCap market since November 22, 2004, under the symbol "CHNR." From August 7, 1995 until November 22, 2004, our Common Stock was listed under the symbol "CHRB."

D.       SELLING SHAREHOLDERS

         Not applicable.

E.       DILUTION

         Not applicable.

F.       EXPENSES OF THE ISSUE

         Not applicable.

[Item 10]   ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Charter. Our charter documents consist of our Memorandum of Association and our Articles of Association. The Memorandum of Association loosely resembles the Articles of Incorporation of a Untied States corporation, and the Articles of Association loosely resembles the bylaws of a Untied States corporation. A brief description of our Memorandum of Association and Articles of Association follows, including a summary of material differences between the corporate laws of the United States and those of the British Virgin Islands. This description and summary does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our Memorandum of Association and Articles of Association have been filed as exhibits to this report and readers are urged to review these exhibits in their entirety for a complete understanding of the provisions of our charter documents.

         Corporate Powers. We have been registered in the British Virgin Islands since December 14, 1993, under British Virgin Islands International Business Company number 102930. Clause 4 of our Articles of Association states that the objects for which we are established are to engage in any act or activity which is not prohibited by any laws in force in the British Virgin Islands.

         Directors. Article 73 of our Articles of Association provides that our board of directors shall consist of not less than three nor more than 25 directors. Article 74 of our Articles of Association provides that directors, solely for purposes of determining the term for which they will serve, are classified as Class I, Class II and Class III directors, with approximately one-third of the total number of directors being allocated to each Class. Each director is to hold office for a three-year term expiring at the annual meeting of members held three years following the annual meeting at which he or she was elected. However, for our first annual meeting of members following the Redomicile Merger at which directors are elected, the Class I directors so elected will hold office for a one-year term, and the Class II directors so elected will hold office for a two-year term.

         With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us. The directors may, by a resolution of directors, exercise all the powers of the Company to borrow money. There is no age limit requirement for retirement or non-retirement of directors. A director shall not require a share qualification.

         Directors may be natural persons or companies, in which event the company may designate a person as its representative as director. Directors may remove a director for cause. A director may appoint an alternate to attend meetings and vote in the place and stead of the director. No agreement or transaction between us and one or more of our directors or any person in which any of our directors has a financial interest is void or voidable by reason of the presence, vote or consent by such interested director at the meeting at which such agreement or transaction is approved if the material facts of the interest of each director are disclosed in good faith or known to the other directors. Directors do not have the authority to appoint new auditors - such appointment must be made by the shareholders.

         Share Rights, Preferences and Restrictions. We are authorized to issue 210,000,000 shares consisting of 200,000,000 Common Shares of no par value, and 10,000,000 preferred shares of no par value. The preferred shares may be issued in series having such rights, preferences and limitations as are determined by our board of directors at the time of issuance. In accordance with our Memorandum of Association, our board of directors has designated a series of preferred shares, consisting of 320,000 shares and designated Series B Preferred Shares. Series B Preferred Shares are entitled to one vote for each share, shall be entitled to vote on each matter that is submitted for a vote of common shareholders and shall be aggregated with outstanding Common Shares for all voting purposes. Series B Preferred Shares have no preemptive or other subscription rights and are not subject to future calls or assessments. There are no redemption or sinking fund provisions applicable to the Series B Preferred Shares and holders thereof have no rights whatsoever to dividends or to distributions upon our liquidation.

         No purchase, redemption or other acquisition of shares shall be made unless out of surplus (as defined by the International Business Companies Act) and unless the directors determine that immediately after the purchase, redemption or other acquisition we will be able to satisfy our liabilities as they become due in the ordinary course of business, and the realizable value of our assets will not be less than the sum of our total liabilities, other than deferred taxes, as shown in the books of account, and our capital and, in the absence of fraud, the decision of the directors as to the realizable value of our assets is conclusive, unless a question of law is involved. All dividends unclaimed for three years after having been declared may be forfeited by resolution of the directors for our benefit. Cumulative voting for directors is not authorized. We may redeem any of our own shares for fair value. All common shares have the same rights with regard to dividends and distributions upon our liquidation.

         Changing Share Rights. The rights of each class and series of shares that we are authorized to issue shall be set out in the Memorandum of Association unless the Memorandum of Association states that such rights are to be fixed by the resolution of directors. If the authorized capital is divided into different classes, the rights attached to any class may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and of the holders of not less than three-fourths of the issued shares of any other class which may be affected by such variation.

         Shareholder Meetings. The directors may convene meetings of our members at such times and in such manner and places as the directors consider necessary or desirable. The directors shall convene such a meeting upon the written request of members holding 30 percent or more of our outstanding voting shares. At least seven days' notice of the meeting shall be given to the members whose names appear on the share register. A majority of our outstanding shares entitled to vote must be present at a meeting of shareholders in order to constitute a quorum and the affirmative vote of a majority of those present and entitled to vote shall be required in order to approve action by shareholders. However, in the event a meeting of shareholders is adjourned due to the absence of a quorum, the minimum number of shares that must be present in order to constitute a quorum shall be reduced to one-third.

         Restrictions on Rights to Own Securities. There are no limitations on the rights to own our securities.

         Change in Control Provisions. There are no provisions of our Memorandum of Association or Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would have operate only with respect to a merger, acquisition or corporate restructuring involving us.

         Disclosure of Share Ownership. There are no provisions of our Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

         Dispute Resolution. Our Articles of Association provides that any differences between us and our members or their legal representatives relating to the intent, construction, incidences or consequences of our Articles of Association or the British Virgin Islands International Business Companies Act, including any breach or alleged breach of our Articles of Association or the International Business Companies Act, or relating to our affairs shall be resolved by arbitration before two arbitrators (unless the parties agree to arbitrate before one arbitrator), who shall jointly appoint an umpire.

         Applicable Law. Under the laws of most jurisdictions in the US, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.

         While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, that is, in the name of, and for the benefit of, our company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the US.

         Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association (unless such amendment varies the rights attached to shares) or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most US jurisdictions. In addition, the directors of a British Virgin Islands company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company's business), if they determine it is in the best interests of the company. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices.

         The International Business Companies Act of the British Virgin Islands permits the creation in our Memorandum and Articles of Association of staggered terms of directors, cumulative voting, shareholder approval of corporate matters by written consent, and the issuance of preferred shares. Currently, our Memorandum and Articles of Association provide for (a) shareholder approval of corporate matters by majority written consent, (b) staggered terms of directors and (c) the issuance of preferred shares.

         As in most US jurisdictions, the board of directors of a British Virgin Islands company is charged with the management of the affairs of the company. In most US jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, under which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, under which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many US jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited.

         Under British Virgin Islands law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the company. However, under our Memorandum of Association, we are authorized to indemnify any director or officer who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being one of our directors or officers, provided such person acted honestly and in good faith and with a view to our best interests and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. Our Memorandum of Association also enable us to indemnify any director or officer who was successful in such a proceeding against expense and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding.

         Unlike most corporate laws in the United States, directors of a British Virgin Islands company may be companies. Moreover, any director may appoint an alternate to attend meetings and vote in the place and stead of the director appointing the alternate. It is unclear of the effect of such an appointment on the fiduciary obligations of the director making the appointment.

         Changes in Capital. Requirements to effect changes in capital are not more stringent than is required by law.

C.       MATERIAL CONTRACTS

         Other than contracts disclosed elsewhere in this annual report or entered into the ordinary course of business, the Company has not entered into any contracts during the two preceding fiscal years, which can reasonably be determined as being material to the Company.

D.       EXCHANGE CONTROLS

         There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our capital stock. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our common shares. However, we operate through subsidiaries and the payment of dividends by PRC companies is subject to numerous restrictions imposed under PRC law, including restrictions on the conversion of local currency into United States dollars and other currencies.

         The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996) as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside the PRC without the prior approval of the State Administration of Foreign Exchange of the PRC ("SAFE").

         Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE for trade and service-related exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside the PRC remain subject to limitations and require approvals from SAFE.

         The principal regulations governing distribution of dividends by foreign-invested companies include:

          o    The Sino-foreign Equity Joint Venture Law (1979), as amended;
          o The Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (1983) as amended;
          o    The Foreign Investment Enterprise Law (1986) as amended; and
          o The Regulations of Implementation of the Foreign Investment Enterprise Law (1990) as amended.

         Under these regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

         In addition, our wholly owned subsidiaries are required to allocate portions of their after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Our affiliated PRC entities are required to allocate at least 5% of their respective after-tax profits to their respective statutory welfare funds. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the forms of loans, advances or cash dividends.

E.       TAXATION

         The following is a summary of anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in our common shares. The summary does not deal with all possible tax consequences relating to an investment in our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common shares. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

United States Federal Income Taxation

         The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person, defined as a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source, making an investment in the common shares. For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if:

         o a court within the United States is able to exercise primary supervision over its administration; and
         o one or more United States persons have the authority to control all of its substantial decisions.

         In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of our common shares, which we refer to as a "10% Shareholder". Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in our common shares.

         A U.S. investor receiving a distribution of our Common Shares will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. investor's adjusted tax basis in our Common Shares, and then as gain from the sale or exchange of a capital asset, provided that our Common Shares constitutes a capital asset in the hands of the U.S. investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on our common shares.

         Gain or loss on the sale or exchange of our Common Shares will be treated as capital gain or loss if our common shares is held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held our Common Shares for more than one year at the time of the sale or exchange.

         A holder of Common Shares may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on our common shares if the dividends are paid by a paying agent, broker or other intermediary in the

United States or by a U.S. broker or certain United States-related brokers to the holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of Common Shares may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

         Backup withholding may be avoided by the holder of Common Shares if such holder:

         o        is a corporation or comes within other exempt categories; or
         o provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

         In addition, holders of Common Shares who are not U.S. persons are generally exempt from backup withholding, although they may be required to comply with certification and identification procedures in order to prove their exemption.

         Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that amount withheld is claimed as federal taxes withheld on the holder's U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund or, in the case of non-U.S. holders, an income tax return in order to claim refunds of withheld amounts.

British Virgin Islands Taxation

         Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common shares who is not a resident of British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of Common Shares are not liable for British Virgin Islands income tax on gains realized during that year on sale or disposal of such shares; British Virgin Islands does not currently impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

         There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, the common shares are not subject to transfer taxes, stamp duties or similar charges.

         There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

G.       STATEMENT BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

         The documents concerning the Company that are referred to in this annual report may be inspected at the Company's principal executive offices at Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong. Certain documents described in response to Item 19 of this annual report are incorporated by reference to documents filed by the Company with the United States Securities and Exchange Commission. The documents that are incorporated by reference can be viewed on the SEC's web site at www.sec.gov.

I.       SUBSIDIARY INFORMATION

         Not applicable.

[Item 11] QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

o All of the Company's sales and purchases are made domestically and are denominated in either Renminbi and Hong Kong dollars. As the reporting currency of the Company's consolidated financial statements is Renminbi, the Company has material market risk with respect to currency fluctuation between Hong Kong dollars and Renminbi and translation difference may arise on consolidation. The Company may also suffer an exchange loss when it converts Renminbi to other currencies, such as Hong Kong dollars or United States dollars.

o The Company's interest income is sensitive to changes in the general level of Renminbi and Hong Kong dollars interest rates. In this regard, changes in interest rates affect the interest earned on the Company's cash equivalents. As of December 31, 2004, the Company's cash equivalents are mainly Renminbi and Hong Kong Dollar deposits with financial institutions, bearing market interest rates without fixed term.

o As of December 31, 2004, the Company had short-term investments in marketable securities in the Hong Kong stock market with a total market value of RMB54,000 (US$7,000). These investments expose the Company to market risks that may cause the future value of these investments to be lower than the original cost of such investments at the time of purchase.

o As at December 31, 2004, the Company owned an equity interest of 5.3% of Hainan Sundiro Motorcycle Co. Ltd. ("Sundiro"). The Company monitors its investment in Sundiro by reference to the fair market value of Sundiro's publicly traded shares. These investments expose the Company to market risks as the future value of these investments may be lower than the original cost of such investments at the time of purchase.

[Item 12] DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

[Item 13] DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

          No disclosure is required in response to this item.

[Item 14] MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          No disclosure is required in response to this item.

[Item 15] CONTROLS AND PROCEDURES

         The Company's management has concluded its evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Disclosure controls and procedures are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Annual Report, is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

         The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

         As of the evaluation date, the Company's Chief Executive Officer and its Chief Financial Officer concluded that the Company maintains disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

         There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date.

[Item 16A] AUDIT COMMITTEE FINANCIAL EXPERT

         Two members of the Company's audit committee are "audit committee financial experts." In general, an "audit committee financial expert" is an individual member of the audit committee who (a) understands generally accepted accounting principles and financial statements, (b) is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves, (c) has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to the Company's financial statements, (d) understands internal controls over financial reporting and (e) understands audit committee functions. The Company's "audit committee financial experts" are Lam Kwan Sing and Lo Kin Cheung. Each "audit committee financial expert" is independent within the meaning of Section 10A-3(m)(3) of the Exchange Act and Nasdaq Marketplace Rule 4200.

[Item 16B] CODE OF ETHICS

         A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

          o    honest and ethical conduct,
          o full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,
          o    compliance with applicable laws, rules and regulations,
          o    the prompt reporting violation of the code, and
          o    accountability for adherence to the Code of Ethics.

We have adopted a Code of Ethics that is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics has been filed as an exhibit to this annual report.

[Item 16C] PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal years 2003 and 2004.

                          Fiscal 2004    Fiscal 2003
                          -----------    -----------

Audit Fees                 $  64,300      $  50,000
Audit-Related Fees                 -              -
Tax Fees                           -              -
All Other Fees                     -              -

                           ---------      ---------
Total                      $  64,300      $  50,000
                           =========      =========

         Audit Fees -- This category includes the audit of our annual financial statements, review of financial statements included in our Forms 10-QSB Quarterly Reports and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

         Audit-Related Fees -- This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting.

         Tax Fees -- This category consists of professional services rendered by GHP Horwath, P.C. for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

         All Other Fees -- This category consists of fees for other miscellaneous items.

         The Audit Committee has adopted a procedure for pre-approval of all fees charged by GHP Horwath, P.C., the Company's independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to GHP Horwath, P.C. with respect to fiscal year 2004 were pre-approved by the Audit Committee.

[Item 16D] EXEMPTION FROM THE LISTING STANARDS FOR THE AUDIT COMMITTEE

         No disclosure is required in response to this item.

[Item 16E] PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

         No disclosure is required in response to this item.

                                    PART III

[Item 17]   FINANCIAL STATEMENTS

          The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

               Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

               a. Consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004

               b.   Consolidated balance sheets as of December 31, 2003 and 2004

               c. Consolidated statements of shareholders' equity for the years ended December 31, 2002, 2003 and 2004

               d. Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004

               e.   Notes to consolidated financial statements.

[Item 18] FINANCIAL STATEMENTS

Not applicable.

[Item 19] EXHIBITS

         The following Exhibits are filed as part of this Form 20-F:

         Exhibit No.   Exhibit Description
         -----------   -------------------

         1.1 Articles of Association Incorporation of the Registrant (Filed as Annex B to Form S-4 filed September 24, 2004, and incorporated herein by reference.)

         1.2 Amended and Restated Memorandum of Association of the Registrant (Filed as Annex A to Form S-4 filed September 24, 2004, and incorporated herein by reference.)

         1.3 Board of Directors Resolutions Designating Series B Preferred Stock and Establishing Rights, Preferences and Limitations (filed herewith).

         4.1 China Resources Development, Inc., Amended and Restated 1995 Stock Option Plan, as amended on December 30, 1996 (Filed as Exhibit 10.34 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996, and incorporated herein by reference.) *

         4.2 China Resources Development, Inc., 2003 Equity Compensation Plan (Filed as Appendix B to Schedule 14A, filed November 20, 2003,, and incorporated herein by reference.) *

         4.3 Employment Agreement between the Company and Tam Cheuk Ho, dated February 1, 1999 (Filed as Exhibit 10.43 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.) *

         4.4 Employment Agreement between the Company and Wong Wah On, dated February 1, 1999 (Filed as Exhibit 10.44 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.) *

         4.5 Service Agreement between the Company and Ching Lung Po, dated February 1, 1999 (Filed as Exhibit 10.45 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.) *

         4.6 Agreement for the Sale and Purchase of Shares in Zhuhai Zhongwei Development Co. Ltd. by and between HARC and Li Qing Quan dated April 22, 2003 (Certified English translation of original Chinese version filed as Exhibit
                     10.15 to Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003, and incorporated herein by reference.)

         4.7 Agreement for the Sale and Purchase of Shares in Zhuhai Zhongwei Development Co. Ltd. by and between Lin Jia Ping and Li Qing Quan dated April 22, 2003 (Certified English translation of original Chinese version filed as Exhibit
                     10.16 to Quarterly Report on Form 10-QSB for quarter ended March 31, 2003, and incorporated herein by reference.)

         4.8 Acquisition Agreement by and among the Registrant, Isense Limited, Ngan Chiu Wai Jenny and Kwok Kwan Hung dated August 25, 2003 (Filed as Exhibit 10.17 to Quarterly Report on Form 10-QSB for quarter ended September 30, 2003, and incorporated herein by reference.)

         4.9 Agreement for the Sale and Purchase of Shares in Shenzhen Xubu Investment Co. Ltd. by and between HARC and Su Wei Min dated February 10, 2004 (Certified English translation of original Chinese version filed as Exhibit 10.18 to Current Report on Form 8-K filed February 25, 2004, and incorporated herein by reference.)

         4.10 Agreement for the Sale and Purchase of Shares in Shenzhen Xubu Investment Co. Ltd. by and between Li Fei Lie, as nominee for HARC and Su Wei Min dated February 10, 2004 (Certified English translation of original Chinese version filed as Exhibit 10.19 to Current Report on Form 8-K filed February 25, 2004, and incorporated herein by reference.)

         6 Computation of Earnings Per Share for Fiscal Year ended December 31, 2004 (Contained in Financial Statements filed herewith.)

         8           Subsidiaries of the Registrant (Filed herewith.)

         11 Code of Ethics (Filed as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference.)

         12.1 CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

         12.2 CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

         13.1 CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

         13.2 CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

----------
*        Compensatory plan.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         CHINA NATURAL RESOURCES, INC.

Date: June 10, 2005                          By:/s/ Ching Lung Po
                                                ---------------------------
                                             Ching Lung Po, President

                                   APPENDIX A

                              FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a. Consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004

b.       Consolidated balance sheets as of December 31, 2003 and 2004

c. Consolidated statements of shareholders' equity for the years ended December 31, 2002, 2003 and 2004

d. Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004

e.       Notes to consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                          CHINA NATURAL RESOURCES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

                                                                  Pages

Report of independent registered public accounting firm            F-1

Consolidated statements of operations                              F-2

Consolidated balance sheets                                     F-3 - F-4

Consolidated statements of shareholders' equity                    F-5

Consolidated statements of cash flows                           F-6 - F-7

Notes to consolidated financial statements                     F-8 - F-27

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
China Natural Resources, Inc.

We have audited the accompanying consolidated balance sheets of China Natural Resources, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2002, 2003 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Natural Resources, Inc. and subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in the United States of America.

GHP Horwath, P.C.
Denver, Colorado

May 6, 2005

                          CHINA NATURAL RESOURCES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                              Year ended December 31,
                                                          Notes    2002        2003      2004       2004
                                                                   RMB         RMB       RMB        US$
NET SALES                                                           1,948      3,049      3,970        479

COST OF SALES                                                      (1,945)    (2,772)    (3,381)      (408)
                                                                  -------    -------    -------    -------

GROSS PROFIT                                                            3        277        589         71

DEPRECIATION                                                          (90)      (192)      (248)       (30)

IMPAIRMENT LOSS ON GOODWILL                                  2          -          -     (4,696)      (567)

VALUATION ALLOWANCE                                         16    (48,178)   (24,810)   (13,304)    (1,607)

SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES, including
     expenses incurred to related parties of RMB285,
     RMB249 and RMB232 in 2002, 2003 and 2004,
     respectively                                                  (7,267)    (6,401)    (8,019)      (968)

INTEREST INCOME                                                       654        313         20          2

OTHER (EXPENSE)/INCOME, NET                                  5     (1,322)     1,713      3,229        390
                                                                  -------    -------    -------    -------

LOSS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                             (56,200)   (29,100)   (22,429)    (2,709)

INCOME TAXES                                                            -          -        (11)        (1)
                                                                  -------    -------    -------    -------

LOSS FROM CONTINUING OPERATIONS                                   (56,200)   (29,100)   (22,440)    (2,710)

DISCONTINUED OPERATIONS
   Income from operations of
     discontinued supermarket segment (including
     gain on disposal of RMB327, net of taxes of Nil
     in 2003 and net of taxes of RMB50 in 2002), and
     loss from discontinued Xubu operations                  3     (4,032)    (2,637)         -          -
                                                                  -------    -------    -------    -------

NET LOSS                                                          (60,232)   (31,737)   (22,440)    (2,710)
                                                                  =======    =======    =======    =======
LOSS PER SHARE:
Basic and diluted
   Loss from continuing operations                                 (67.08)    (30.20)    (18.79)     (2.27)
   Loss from discontinued operations                                (4.81)     (2.74)         -          -
                                                                  -------    -------    -------    -------

                                                                   (71.89)    (32.94)    (18.79)     (2.27)
                                                                  =======    =======    =======    =======

The accompanying notes are an integral part of these consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    December 31,
                                                             2003       2004    2004
                                                     Notes   RMB        RMB     US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                   10,472    12,039    1,454
Trading securities                                      7      598        54        7
Trade receivables                                              722       640       77
Other receivables, deposits and prepayments                    182       122       15
Short term loans receivable                             8    1,060       292       35
Assets held for sale                                    3    2,088         -        -
                                                            ------    ------    -----

TOTAL CURRENT ASSETS                                        15,122    13,147    1,588
                                                            ------    ------    -----

PROPERTY AND EQUIPMENT                                  9    1,266     1,122      136

INVESTMENTS                                            10   44,000    31,000    3,744

GOODWILL                                                4    6,296     1,600      193
                                                            ------    ------    -----

TOTAL ASSETS                                                66,684    46,869    5,661
                                                            ======    ======    =====

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                               467       514       62
Other payables and accrued liabilities                 11    2,308     2,610      315
Amount due to an officer                               15    1,603         -        -
Current portion of capital lease                       12      151       180       22
Amounts due to related parties                         15      629       501       61
Income taxes                                            6        -        11        1
Liabilities related to assets held for sale                    857         -        -
                                                            ------    ------    -----

TOTAL CURRENT LIABILITIES                                    6,015     3,816      461

Capital lease, net of current portion                  12      321       206       25
                                                            ------    ------    -----

TOTAL LIABILITIES                                            6,336     4,022      486
                                                            ------    ------    -----
                                  (Continued)

                         CHINA NATURAL RESOURCES, INC.

                           DECEMBER 31, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                         December 31,
                                                                2003        2004          2004
                                                      Notes     RMB         RMB           US$
COMMITMENTS                                            20

SHAREHOLDERS' EQUITY
Preferred stock, authorized -10,000,000 shares:
     Series B preferred stock, US$0.001
     par value in 2003 and no par in 2004:             14
       Authorized - 320,000 shares
       Issued and outstanding - 320,000 shares                       3           3            -
Common stock, US$0.001 par value in 2003
     and no par in 2004:
   Authorized - 200,000,000 shares
   Issued and outstanding - 1,143,823 shares
     in 2003 and 1,247,823 shares in 2004              13            9          10            2
Additional paid-in capital                                     181,681     186,622       22,538
Reserves                                               19       28,028      28,028        3,385
Accumulated deficit                                           (149,529)   (171,969)     (20,769)
Accumulated other comprehensive income                             156         153           19
                                                              --------    --------      -------

TOTAL SHAREHOLDERS' EQUITY                                      60,348      42,847        5,175
                                                              --------    --------      -------

TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY                                         66,684      46,869        5,661
                                                              ========    ========      =======

The accompanying notes are an integral part of these consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                              Number of shares
                           --------------------                                                              Accumulated
                            Series B              Series B            Additional                                other
                           Preferred    Common   Preferred    Common    paid-in               Accumulated   comprehensive
                             stock       stock     stock       stock    capital    Reserves     deficit        income       Total
                           -------------------------------------------------------------------------------------------------------
                                                    RMB         RMB       RMB        RMB          RMB            RMB         RMB
                                                                                  (note 20)
Balance at January 1
  2002                      320,000     837,823      3             7    169,052     28,028      (57,560)         51        139,581

Net loss                                                                                        (60,232)                   (60,232)

Currency translation
  adjustments                                                                                                   107            107
                                                                                                                           -------
Comprehensive loss                                                                                                         (60,125)
                            -------   ---------    ---         -----    -------    -------     --------         ---        -------
Balance at December 31,
  2002                      320,000     837,823      3             7    169,052     28,028     (117,792)        158         79,456

Issuance of common
  stock upon exercise
  of options                            206,000                    1      6,636                                              6,637

Issuance of common stock
  in business acquisition               100,000                    1      5,993                                              5,994

Net loss                                                                                        (31,737)                   (31,737)

Currency translation
  adjustments                                                                                                    (2)            (2)
                                                                                                                           -------
Comprehensive loss                                                                                                         (31,739)
                            -------   ---------    ---         -----    -------    -------     --------         ---        -------
Balance at December 31,
  2003                      320,000   1,143,823      3             9    181,681     28,028     (149,529)        156         60,348

Issuance of common
  stock upon exercise
  of options                            104,000                    1      4,941                                              4,942

Net loss                                                                                        (22,440)                   (22,440)

Currency translation
  adjustments                                                                                                    (3)            (3)
                                                                                                                           -------
Comprehensive loss                                                                                                         (22,443)
                            -------   ---------    ---         -----    -------    -------     --------         ---        -------

Balance at December 31,
  2004                      320,000   1,247,823      3            10    186,622     28,028     (171,969)        153         42,847
                            =======   =========    ===         =====    =======    =======     ========         ===        =======

The accompanying notes are an integral part of these consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              Year ended December 31,
                                                        2002     2003      2004      2004
                                                         RMB      RMB       RMB       US$
OPERATING ACTIVITIES
Loss from continuing operations                       (56,200)  (29,100)  (22,440)  (2,710)
Adjustments to reconcile net loss to net cash
   used in operating activities:
      Depreciation                                        279       192       248       30
      Write off of property and equipment                   -         -         7        1
      Valuation allowance on investment                46,615    19,000    13,000    1,570
      Impairment of goodwill                                -         -     4,696      567
      Valuation allowance on loan receivable                -     2,226       304       37
      Valuation allowance on VAT receivable             1,563     3,124         -        -

Changes in operating assets and liabilities:
   Trading securities                                   4,559       587       544       66
   Trade receivables                                        -      (623)       82       10
   Other receivables, deposits and prepayments         (2,584)    6,360        47        5
   Amounts due from related companies                     636         -         -        -
   Amounts due to related parties                           -       263      (128)     (15)
   Accounts payable                                         -       270        47        6
   Other payables and accrued liabilities              (1,023)    2,126       302       36
   Amount due to an officer                               753       115    (1,603)    (194)
   Income taxes payable                                    (1)        -        11        1
                                                      -------   -------   -------   ------
Net cash (used in)/provided by operating activities    (5,403)    4,540    (4,883)    (590)
                                                      -------   -------   -------   ------

                                   (Continued)

                          CHINA NATURAL RESOURCES, INC.

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                Year ended December 31,
                                                           2002       2003    2004     2004
                                                           RMB        RMB      RMB     US$
INVESTING ACTIVITIES
   Purchases of property and equipment                         -      (321)     (28)     (3)
   Proceeds from disposal of property and equipment            -       151        -       -
   Short term loans advanced to third parties             (1,590)        -        -       -
   Repayment of a short term loan from a third party      13,580       212      477      58
                                                         -------    ------   ------   -----

Net cash provided by investing activities                 11,990        42      449      55
                                                         -------    ------   ------   -----

FINANCING ACTIVITIES
   Proceeds from issuance of common stock                      -     6,637    4,942     597
   Cash received in acquisition of a subsidiary                -       189        -       -
   Repayment of principal of capital lease                     -      (165)    (169)    (21)
   Repayment to a former vice president                  (11,298)   (2,996)       -       -
                                                         -------    ------   ------   -----

Net cash (used in)/provided by financing activities      (11,298)    3,665    4,773     576
                                                         -------    ------   ------   -----

Effect of exchange rate changes on cash                      107        (2)      (3)      -
                                                         -------    ------   ------   -----

Net cash provided by/(used in) discontinued operations       153       (11)   1,231     148
                                                         -------    ------   ------   -----

NET (DECREASE)/INCREASE IN CASH AND CASH
   EQUIVALENTS                                            (4,451)    8,234    1,567     189

CASH AND CASH EQUIVALENTS, AT BEGINNING
   OF YEAR                                                 6,689     2,238   10,472   1,265
                                                         -------    ------   ------   -----
CASH AND CASH EQUIVALENTS, AT END
   OF YEAR                                                 2,238    10,472   12,039   1,454
                                                         =======    ======   ======   =====

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION
   Interest-capital lease                                      -        39       28       3
                                                         =======    ======   ======   =====

SUPPLEMENTAL DISCLOSURE OF NON-CASH
   INVESTING ACTIITIES:
   Property and equipment acquired under capital lease         -       637       83      10
                                                         =======    ======   ======   =====

Business acquisition:
   Fair value of assets acquired                               -     6,599        -       -
   Liabilities assumed                                         -      (605)       -       -
                                                         -------    ------   ------   -----

   Common stock issued                                         -     5,994        -       -
                                                         =======    ======   ======   =====

The accompanying notes are an integral part of these consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

         The following depicts China Natural Resources, Inc. and its subsidiaries (collectively the "Group") at December 31, 2004:

                              [ORGANIZATION CHART]

         China Natural Resources, Inc. ("CNRI"), (formerly known as Billion Luck Company, Limited ("Billion Luck")) is a British Virgin Islands ("BVI") holding company incorporated in 1993. China Resources Development, Inc. ("CRDI") was a U.S. holding company, incorporated in Nevada in 1986. CRDI owned all the outstanding capital stock of Billion Luck. On December 9, 2004, CRDI completed a merger (the "Merger") with and into Billion Luck. The Merger was effected by an exchange of shares of CRDI into shares of Billion Luck on a one-for-one basis. As a result of the Merger, CRDI became domiciled in the British Virgin Islands and its name was changed to China Natural Resources, Inc. All assets, liabilities, contracts and obligations of CRDI became the assets, liabilities, contracts and obligations of CNRI. References to the Company are to CNRI as successor to CRDI and its subsidiaries.

         Hainan Cihui Industrial Company Limited ("HARC") is a People's Republic of China ("PRC") company incorporated in 1994. During 2002 to 2004, HARC performed limited commodity trading. HARC is a wholly owned subsidiary of CNRI.

         Sunwide Capital Limited ("Sunwide") is a BVI company incorporated in 2001 and engaged in the investment in US-listed securities. Sunwide is a wholly-owned subsidiary of CNRI and is currently inactive.

         First Goods and Materials Supply and Sales Corporation ("First Supply") and Second Goods and Materials Supply and Sales Corporation ("Second Supply") are wholly-owned subsidiaries of HARC. Hainan Zhongwei Trading Company Limited ("Zhongwei Trading") is owned 95% by HARC and 5% by CNRI. First Supply, Second Supply and Zhongwei Trading are inactive PRC companies.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         Silver Moon Technologies Limited ("Silver Moon") is a BVI company incorporated in 2000 with its primary operations to be the provision of online internet healthcare information. Zhongwei Medi- China.com Limited ("Medi-China") is a Hong Kong company incorporated in 1999 to conduct the business of Silver Moon. Neither Silver Moon nor Medi-China is currently engaged in active business operations, however, they are poised to recommence their healthcare-related website to the extent that the e-commerce industry stabilizes and demonstrates signs of revival. Silver is 80% owned by CNRI and Medi-China is 100% owned by Silver Moon.

         On August 29, 2003, the Company acquired a 100% equity interest in iSense Limited ("iSense") for total consideration of RMB5,994 (US$724) (the "Purchase Consideration") through the issuance of 100,000 shares of the Company's unregistered restricted common stock to the former sole equity owners of iSense. The Company acquired iSense to provide advertising, promotion and public relations services in Hong Kong and mainland China to both local and international customers.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Principles of consolidation
                  ---------------------------
                  The consolidated financial statements of CNRI and its subsidiaries (the "Company" or the "Group") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation.

         (b)      Use of estimates
                  ----------------
                  The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

         (c)      Cash and cash equivalents
                  -------------------------
                  The Group considers all highly liquid investments and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents.

         (d)      Trading securities
                  ------------------
                  Equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in current operations.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (e)      Property and equipment
                  ----------------------
                  Property and equipment are stated at cost less Expenditures for accumulated depreciation. routine repairs and maintenance are expensed as incurred.

                  Depreciation is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life. Estimated useful lives are as follows:

                  Buildings                                         25 years
                  Machinery, equipment and motor vehicles        4 - 5 years
                  Fixtures and furniture                             5 years

                  Management assesses the carrying values of its long-lived assets for impairment when circumstances warrant such a review. Generally, long-lived assets are considered impaired if the estimated fair value is less than the assets' carrying values. If an impairment is indicated, the loss is measured based on the amounts by which the carrying values of the assets exceed their fair values.

         (f)      Investments
                  -----------
                  Long-term investments, which are neither subsidiaries nor equity investments are stated at cost less valuation allowances.

         (g)      Goodwill
                  --------
                  Goodwill consists of the excess of cost over net assets acquired of iSense Limited. Effective with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), management of the Company evaluates the carrying value of goodwill annually or whenever a possible impairment is indicated.

                  The Company performs its impairment test annually during the fourth quarter of the fiscal year. Due to an increase in competition in the advertising industry, operating profits and cash flows were lower than expected and the earnings forecasts for the next five years were revised. In the fourth quarter of 2004, an impairment loss of RMB4,696 (US$567) were recorded. The fair value of the advertising business was estimated using the present value of expected future cash flows.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (h)      Stock-based compensation
                  ------------------------
                  Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to continue accounting for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees ("APB 25"). The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based employee compensation plans. Accordingly, no compensation expense has been recognized for options granted to employees at fair market value. The following table illustrates the effect on net income/(loss) and income/(loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation to its stock-based employee plans.

                                                     Year ended December 31,
                                                    2002      2003      2004
                                                   ----------------------------
                                                     RMB       RMB       RMB

                  Net loss, as reported            (60,232)  (31,737)  (22,440)
                  Add: Total stock-based
                     employee compensation
                     expense determined under
                     fair value based method             -         -      (946)
                                                   -------   -------   -------

                                                   (60,232)  (31,737)  (23,386)
                                                   =======   =======   =======

                  Loss per share:
                  Basic and diluted- as
                     reported                       (71.89)   (32.94)   (18.79)
                                                   =======   =======   =======

                  Basic and diluted- pro forma      (71.89)   (32.94)   (19.58)
                                                   =======   =======   =======

                  The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.96%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 109.10%; and the life of the options of 2 months.

                  The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (i)      Revenue recognition
                  -------------------
                  Revenue from product sales is recognized at the point of sale for retail sales and upon the delivery of goods or completion of services for other sales, when all performance obligations have been completed and collectibility is reasonably assured.

         (j)      Income taxes
                  ------------
                  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

         (k)      Loss per share
                  --------------
                  Basic earnings (loss) per share amounts are calculated using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments, such as options or warrants, unless the effect is to reduce a loss or increase earnings per share. The basic and diluted weighted average shares outstanding during each of the years ended December 31, 2002, 2003 and 2004 were 837,797, 963,478 and 1,194,118, respectively.

         (l)      Foreign currency translation
                  ----------------------------
                  The functional currency of substantially all the operations of the Group is Renminbi ("RMB"), the national currency of the PRC. The financial statements of subsidiary operations with functional currency other than RMB have been translated into RMB using the closing rate method and all balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date and statements of operations amounts have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of comprehensive income.

                  Transactions denominated in currencies other than RMB are translated into RMB at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into RMB at the rate of exchange at the balance sheet date. The resulting exchange gains or losses are credited or charged to the consolidated statements of operations.

                  The financial statements are stated in Renminbi. The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by the People's Bank of China on December 31, 2004 of US$1.00 = RMB8.28. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2004 or at any other date.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (m)      Interest income
                  ---------------
                  Interest on short-term loans receivable is recorded when earned.

         (n)      Recently issued accounting pronouncements
                  -----------------------------------------
                  In December 3004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (R) Share Based Payment which addresses the accounting for share-based payment transactions. SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB No.25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair values. SFAS No. 123 (R) will be effective for public companies that file as small business issuers as of the first interim period that begins after December 15, 2005. The Company is evaluating the provisions of SFAS No. 123 (R). Depending upon the numbers and terms of options that may be granted in future periods, the implementation of this standard could have a material impact on the Company's financial position and results of operations.

3.       DISPOSITION OF ASSETS

         Pursuant to an agreement dated April 22, 2003, the Company disposed of its entire interest in Zhuhai Zhongwei Development Company Limited ("Zhuhai Zhongwei") to a third party affiliated with a former vice president. The Company recognised a gain of approximately RMB327 (US$39) from the disposition. The sales price was RMB6,000 (US$725) and was fully settled by offsetting against amounts due to a company owned by the former vice president. As a result of the disposition, the Company has ceased supermarket operations. The results of operations of Zhuhai Zhongwei have been retroactively restated as discontinued operations. Revenues from discontinued supermarket operations were RMB7,222 (US$872), RMB1,758 (US$212) and nil for the years ended December 31, 2002, 2003 and 2004, respectively. Profit before income taxes from discontinued supermarket operations were RMB130 (US$16), RMB39 (US$5) and nil for the years ended December 31, 2002, 2003 and 2004, respectively.

         On February 10, 2004, the Company's subsidiary, HARC, disposed of its entire interest in Shenzhen Xubu Investment Co. Ltd. ("Xubu") to an unaffiliated third party for total consideration of RMB17, 256 (US$2,084) (the "Purchase Consideration"). The Purchase Consideration was offset by capital in the amount of RMB16,026 (US$1,935) that had been withdrawn from Xubu By HARC. The net Purchase Consideration of RMB1,231 (US$149) was received by the Company on May 5, 2004. The assets and liabilities of Xubu were classified as held for sale as of December 31, 2003 and consisted of fixed assets of RMB1,102 (US$133), cash of RMB812 (US$98), other receivables of RMB174 (US$21) and other payables of RMB857 (US$103). The results of operations of Xubu have been retroactively restated as discontinued operations. Revenues from discontinued Xubu operations were nil for the three years ended December 31, 2004. Losses before income taxes from discontinued operations were RMB4,112 (US$497), RMB3,003 (US$363) and nil for the years ended December 31, 2002, 2003 and 2004, respectively.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4.       BUSINESS ACQUISITION

         In August 2003, the Company acquired a 100% equity interest in iSense Limited, a Hong Kong company ("iSense"), for total consideration of RMB5,994 (US$724) (the "Purchase Consideration"). The Company satisfied the Purchase Consideration by issuing 100,000 shares of the Company's unregistered restricted common stock to the former sole equity owners of iSense. The acquisition was accounted for as a purchase and goodwill (none of which is expected to be tax deductible) of RMB6,296 (US$760) was recorded on acquisition. The results of operations of iSense have been included in the consolidated financial statements since the date of acquisition.

         The following table summarises the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition.

                                                               RMB

         Current assets                                         345
         Goodwill                                             6,296
         Current liabilities                                   (647)
                                                             ------

         Net assets acquired                                  5,994
                                                             ======

         The Company acquired iSense to provide advertising, promotion and public relations services in Hong Kong and mainland China to both local and international customers.

5.       OTHER INCOME/(EXPENSE), NET

         Other income/(expense), net represents:

                                                         Year ended December 31,
                                                          2002     2003     2004
                                                         -----------------------
                                                          RMB       RMB     RMB

         Net gain on trading of marketable securities       109    1,235     373
         Unrealized loss on marketable securities        (1,731)     (78)      -
         Recovery of bad debts and related costs              -        -   2,850
         Other                                              300      556       6
                                                         ------   ------   -----

                                                         (1,322)   1,713   3,229
                                                         ======   ======   =====

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 and 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6.       INCOME TAXES

         Pre-tax loss from continuing operations for the years ended December 31, 2002, 2003 and 2004 was taxable in the following jurisdictions:

                                                      Year ended December 31,
                                                      2002      2003     2004
                                                    ---------------------------
                                                      RMB       RMB       RMB

         PRC (excluding Hong Kong)                  (50,971)  (22,451)  (13,617)
         Other countries:
            USA (through the date of the Merger)     (6,574)   (5,978)   (7,129)
            Hong Kong                                 1,345      (671)   (4,581)
            BVI                                           -         -     2,898
                                                    -------   -------   -------

                                                    (56,200)  (29,100)  (22,429)
                                                    =======   =======   =======

         Prior to the Merger, it was management's intention to reinvest all the income attributable to the Group earned by its operations outside the United States of America (the "U.S."). Accordingly, no U.S. corporate income taxes were provided in these consolidated financial statements. After the Merger, management believes that the Company is no longer subject to US taxes.

         Under the current laws of the BVI, dividends and capital gains arising from the Company's investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

         The reconciliation of income taxes/(tax benefit) for income tax computed at the PRC federal statutory tax rate applicable to foreign investment enterprises operating in Hainan, Zhuhai and Shenzhen Special Economic Zones in the PRC, to income tax expense is as follows:

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6.       INCOME TAXES (continued)

                                                       Year ended December 31,
                                                     2002       2003       2004
                                                    ----------------------------
                                                      RMB       RMB        RMB
PRC federal statutory tax rate                          15%        15%         15%

Computed expected income taxes (tax benefit)        (9,027)    (4,365)     (3,364)
Higher effective income tax rates
   of other countries                                  784        997       1,322
Expiration of US NOLs upon Merger                        -          -      33,389
Net increase/(decrease) in valuation allowance       8,243      3,368     (31,336)
Non-deductible expenses                                 74          -           -
Others                                                 (24)         -           -
                                                    ------     ------     -------

Income tax expense for the year                         50          -          11
                                                    ======     ======     =======

         The deferred tax asset of the Group is comprised of the following:

                                                          December 31,
                                                         2003      2004
                                                        ----------------
                                                         RMB       RMB

         Deferred tax asset:
            Net operating loss carry forwards            33,708    2,372
            Less: Valuation allowance                   (33,708)  (2,372)
                                                        -------   ------
                                                              -        -
                                                        =======   ======

         No undistributed earnings of the Group's foreign subsidiaries were available at December 31, 2003 and 2004. Prior to the Merger, upon distribution of those earnings in the form of dividends or otherwise, the Group would have been subject to U.S. income taxes. Determination of the amount of unrecognized deferred U.S. income tax liability was not practicable because of the complexities associated with its hypothetical calculation.

         Through December 31, 2003, the Group had net operating loss carry forwards ("NOLs") of approximately RMB36,000 (US$4,348) for U.S. income tax purposes that were to expire in various years through 2023. The NOLs expired effective with the Merger. At December 31, 2004, the Group's subsidiaries in the PRC had NOLs amounting to approximately RMB15,816 (US$1,910) for PRC income tax purposes that expire in 2007.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7.       TRADING SECURITIES

                                                   December 31,
                                                    2003   2004
                                                    RMB    RMB
         Trading securities listed on Hong Kong
            Stock Exchange
               At cost                             1,094    112
               Less: unrealized loss                (496)   (58)
                                                   -----    ---
         Fair value                                  598     54
                                                   =====    ===

8.       SHORT TERM LOANS RECEIVABLE

         As of December 31, 2003, short term loans receivable represented advances to an unaffiliated party of RMB1,060 (US$128). During the year ended December 31, 2004, loans of RMB477 were repaid and loans of RMB291 (US$35) and interest thereon of RMB13 (US$2) were written off. During the year ended December 31, 2003, loans of RMB2,226 (US$269) and interest thereon of RMB458 (US$55) were written off.

9.       PROPERTY AND EQUIPMENT

         Property and equipment consisted of:

                                                        December 31,
                                                        2003    2004
                                                        RMB     RMB
         At cost:
            Buildings                                    509     509
            Machinery, equipment and motor vehicles    1,050   1,150
                                                       -----   -----
                                                       1,559   1,659

         Accumulated depreciation                       (293)   (537)
                                                       -----   -----
                                                       1,266   1,122
                                                       =====   =====
                                      F-17

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

10.      INVESTMENTS

         Cost method investments comprise:

                                                                December 31,
                                                               2003       2004
                                                                RMB        RMB
Investment balance in Hainan Sundiro Motorcycle Co., Ltd.
   ("Sundiro") at beginning of years                           63,000     44,000
Valuation allowance                                           (19,000)   (13,000)
                                                              -------    -------

                                                               44,000     31,000
                                                              =======    =======

         Cost method investments are interests in unlisted shares/equity of PRC companies in which the Group does not have a significant influence over their operating and financial policies. As of December 31, 2003 and 2004, the Group owns an equity interest of 5.3% of Sundiro. The Company monitors its investment in Sundiro by reference to the fair market value of Sundiro's publicly traded shares. During the second half of 2003 and 2004, the Company determined that there had been an other-than temporary decline in the value of its investment and recorded a write-down of RMB19,000 (US$2,295) and RMB13,000 (US$1,570), respectively.

11.      OTHER PAYABLES AND ACCRUED LIABILITIES

         Other payables and accrued liabilities consisted of:

                                        December 31,
                                       2003     2004
                                        RMB     RMB

         Other payables                1,668   1,789
         Accrued liabilities             640     821
                                       -----   -----

                                       2,308   2,610
                                       =====   =====

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

12.      CAPITAL LEASE

         The Company leases two automobiles under capital leases which expires in November 2006 and April 2008, respectively. Total monthly lease payments are approximately RMB17 (US$2) with interest of 6% and 3.5%, respectively. At December 31, 2004, the total amount of assets including cash paid at lease inception of RMB321 (US$38) recorded under the capital leases was RMB1,064 (US$129) and accumulated depreciation related to the assets was RMB355 (US$43). Future minimum lease payments under the leases are as follows:

                                      Year ending    Amount
                                      December 31,    (RMB)
                                      ------------   ------

                                          2005          199
                                          2006          185
                                          2007           24
                                          2008            8
                                                        ---
                                                        416
             Less amount representing interest           30
                                                        ---
                                                        386
                          Less current portion          180
                                                        ---
                             Long-term portion          206
                                                        ===

13.      STOCK OPTIONS

         The Group adopted a stock option plan (the "1995 Plan") as of March 31, 1995. The 1995 Plan allows the Board of Directors, or a committee thereof at the Board's discretion, to grant stock options up to 20% of the Company's then-outstanding common stock to officers, directors, key employees, consultants and affiliates of the Group. Such shares may represent authorized but unissued shares as well as repurchased or forfeited shares for any grant under the 1995 Plan that was expired or unexercised. The Board of Directors has the ability to set a holding period of less than one year for non-qualified stock options.

         Pursuant to a special resolution of the Board of Directors on June 15, 2001, 163,000 stock options were granted to officers, directors and key employees of the Group at an exercise price of RMB24.43 (US$2.95) per share (the fair market value of the common stock as of June 15, 2001). The options were exercisable from December 15, 2001 to June 14, 2004. During the year ended December 31, 2003, options to purchase 160,000 shares of the Company's Common Stock for RMB24.43 (US$2.95) per share were exercised and the Company issued 160,000 shares for RMB3,906 (US$472).

         During the year ended December 31, 2003, the board of directors granted options to certain employees to purchase 46,000 shares of the Company's Common Stock at an exercise price of RMB59.33 (US$7.165), exercisable through August 2006. In August 2003, the options to purchase the 46,000 shares of the Company's Common Stock for US$7.165 per share were exercised and the Company issued the shares for RMB2,731 (US$330).

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13.      STOCK OPTIONS (continued)

         On December 18, 2003, the shareholders of the Company approved and adopted the 2003 Equity Compensation Plan (the "2003 Plan"). The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options. The Company has reserved a number of shares of common stock equal to 20% of the issued and outstanding common stock of the Company, from time-to-time, for issuance pursuant to options granted ("Plan Options") or for restricted stock awarded ("Stock Grants") under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options.

         During the year ended December 31, 2004, the board of directors granted options to certain employees and officers to purchase 104,000 shares of the Company's Common Stock, of which 24,000 shares are under the 1995 Plan and 80,000 shares are under the 2003 Plan, at an exercise price of RMB47.03 (US$5.68), exercisable through May, 2007. In May 2004, the options to purchase the 104,000 shares of the Company's Common Stock for US$5.68 per share were exercised and the Company issued the shares for RMB4,891 (US$591).

         A summary of the status of the Company's stock option plans as of December 31, 2002, 2003 and 2004 and the changes during the years then ended is as follows:

                                  2002                    2003                     2004
                                  ----                    ----                     ----
                                      Weighted                Weighted                 Weighted
                                      Average                 Average                  Average
                                      exercise                exercise                 exercise
                                       price                   price                    price
                            Shares      RMB        Shares       RMB         Shares       RMB
Outstanding at beginning
    of year                163,000    24.43        163,000      24.43         3,000      24.43
Granted                          -                  46,000      59.33       104,000      47.03
Exercised                        -                (206,000)     32.11      (104,000)     47.03
Expired                          -                                           (3,000)     24.43
                           -------                --------                 --------
Outstanding at end of
    year                   163,000    24.43          3,000      24.43             -          -
                           =======                ========                 ========

14.      PREFERRED STOCK

         The preferred stock entitles the holders to voting rights to the same extent and in the same manner as shares of common stock; has no preemptive or other subscription rights and is not subject to any future calls or assessments. There are no redemption or sinking fund provisions applicable to the preferred stock and they have no rights to dividends or to distribution upon liquidation or dissolution of the Company.

                         CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

15.      RELATED PARTY BALANCES AND TRANSACTIONS

         At December 31, 2003, the Company owed RMB1,603 (US$194) to an officer for unpaid salary. This was paid in full during 2004.

         At December 31, 2003 and 2004, the Company owed RMB296 (US$36) to related companies. These amounts are unsecured, interest-free and are repayable on demand.

         At December 31, 2003 and 2004, the Company owed RMB333,000 (US$40,000) and RMB205,000 (US$25,000), respectively, to a director of iSense for advances received. These advances are unsecured, interest-free and are repayable on demand.

16.      VALUATION ALLOWANCES

         Valuation allowances consist of the following:

                                                         Year ended December 31,
                                                       2002       2003      2004
                                                       --------------------------
                                                         RMB       RMB       RMB
Short-term loans receivable, and related interest           -     2,684       304
Investments (Sundiro)                                  46,615    19,000    13,000
VAT receivable allowance                                1,563     3,126         -
                                                       ------    ------    ------
                                                       48,178    24,810    13,304
                                                       ======    ======    ======

17.      CONCENTRATION OF RISK

         Concentration of credit risk:

         Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash deposits, trade receivables, short term loans receivable, and cost method investments.

         (i)      Cash and cash deposits

                  The Group maintains its cash and cash deposits primarily with various Hong Kong based financial institutions. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

17.      CONCENTRATION OF RISK (continued)

         (ii)     Trade receivables

                  The Group extends credit to its customers in the normal course of business. The group performs ongoing credit evaluations and generally does not require collateral. The Group maintains reserves for potential credit losses based upon its loss history and aging analysis. Such losses have been within management's expectations. At December 31, 2003, three customers accounted for 47%, 22% and 19% of trade receivables. At December 31, 2004, five customers accounted for 31%, 22%, 14%, 12% and 10% of trade receivables. During the year ended December 31, 2004, five customers accounted for 31%, 22%, 14%, 12% and 10%, respectively, of sales in the Company's advertising segment. During the year ended December 31, 2003, two customers accounted for 48% and 11%, respectively, of sales in the Company's advertising segment. During the year ended December 31, 2002, two customers accounted for 71% and 29%, respectively, of sales in the Company's commodity trading segment. During the year ended December 31, 2003, two customers accounted for 77% and 23%, respectively, of sales in the Company's commodity trading segment. During the year ended December 31, 2004, one customer accounted for 100% of sales in the Company's commodity trading segment.

         (iii)    Short term loans receivable

                  The Group carefully assesses the recoverability of loans not guaranteed or secured by collateral, and maintains reserves for potential credit losses based upon its analysis and upon its continued communication with its debtors. During the year ended December 31, 2003 the Group wrote off short-term loans receivable of approximately RMB2,226 (US$269). In 2004, the Group recovered the loans receivable, related interest and costs totalling RMB2,850 (US$344).During the year ended December 31, 2004, the Group wrote off short-term loans receivable of approximately RMB291 (US$35) and related interest of approximately RMB13 (US$2).

         (iv)     Cost method investments

                  The Group's cost method investments consist of interests in unlisted shares/equity of PRC companies in which the Group does not have a significant influence over their operating and financial policies.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

18.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used by the Group in estimating the fair value of its financial instruments:

         (i)      Cash and cash equivalents

                  The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximate their fair value.

         (ii)     Marketable securities

                  The carrying amount reported in the consolidated balance sheets for marketable securities represents their fair values. The fair values for marketable securities are based on quoted market prices.

         (iii) Short term loans receivable, accounts payable and other payables

                  The carrying amounts reported in the balance sheet for short term loans receivable, accounts payable and other payables approximate their fair values due to their short maturities.

         (iv)     Amounts due from/to related parties

                  The fair values of amounts due from/to the related parties cannot be determined due to the related party nature of those balances.

         (v)      Cost method investments

                  The Group believes that the carrying amounts represent the Group's best estimate of current economic values of these investments.

19.      RESERVES AND DISTRIBUTION OF PROFITS

         In accordance with the relevant PRC regulations and the Articles of Association of HARC (the "Articles of Association"), appropriations representing 10% of the net income as reflected in HARC's PRC statutory financial statements are allocated to the surplus reserve and 10% to the collective welfare fund.

         Subject to certain restrictions set out in the relevant PRC regulations and the Articles of Association, the surplus reserve may be distributed in the form of share bonus issues.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

19.      RESERVES AND DISTRIBUTION OF PROFITS (Continued)

         In accordance with the relevant PRC regulations and the Articles of Association, the collective welfare fund must be used for capital expenditure on staff welfare facilities. Such facilities are for the use of the staff and are owned by HARC.

         According to relevant laws and regulations in the PRC, distributable reserves of HARC and its subsidiaries are determined in accordance with the relevant PRC accounting rules and regulations. HARC had no retained earnings available for distribution as of December 31, 2003 and 2004.

         There were no appropriations to the surplus reserve or to the collective welfare fund for the years ended December 31, 2003 and 2004.

20.      COMMITMENTS

         The Company leases office space in Hainan and in Hong Kong. The lease in Hainan will expire in June 2005 and provides for monthly rent expense of approximately RMB4 (US$1). The Company leases additional Hong Kong office space from a company affiliated with certain directors of the Company on a month to month basis with monthly rent expense of approximately RMB18 (US$2). For the years ended December 31, 2002, 2003 and 2004, the Company rental expenses paid to related parties amounted to RMB285 (US$34), RMB249 (US$30) and RMB232 (US$28), respectively. Total rental expenses under operating leases for the years ended December 31, 2002, 2003 and 2004 amounted to RMB1,030 (US$124), RMB840
         (US$101) and RMB306 (US$37), respectively.

         At December 31, 2004, future minimum payment of non-cancelable operating leases payable in 2005 are RMB20 (US$2).

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

21.      FOREIGN CURRENCY EXCHANGE

         The RMB is not freely convertible into foreign currencies.

         Effective from January 1, 1994, a single rate of exchange is quoted daily by the People's Bank of China (the "Unified Exchange Rate"). However, the unification of the exchange rates does not imply convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China.

22.      SEGMENT FINANCIAL INFORMATION

         The Company classifies its business into two operating segments, which are defined by the products offered as follows:

         Commodity trading (Copper)
         --------------------------
         The Group's materials, supplies and other commodity products division primarily traded materials, supplies and other commodity products to farms, manufacturers and other distributors in the PRC.

         Advertising
         -----------
         The Group's advertising division primarily provided advertising, promotion and public relations services in Hong Kong and mainland China to both local and international customers.

         The Group evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Group's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers between reportable segments are not material to any period presented.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

22.      SEGMENT FINANCIAL INFORMATION (continued)

         Operating segment information
         -----------------------------

                                                              Year ended December 31,
                                                           2002       2003       2004
                                                         ------------------------------
                                                           RMB        RMB         RMB
Net sales:
    Copper:
        Net sales to unaffiliated customers                1,948      1,904       1,842
    Advertising:
        Net sales to unaffiliated customers                    -      1,145       2,128
                                                         -------    -------     -------
Total consolidated net sales                               1,948      3,049       3,970
                                                         =======    =======     =======

Depreciation and amortization expenses:
    Copper                                                    30         34          34
    Advertising                                                -          4          19
                                                         -------    -------     -------

Total segment depreciation and amortization expenses          30         38          53

Reconciling item:
    Depreciation and amortization expenses
        attributable to corporate assets                      60        154         195
                                                         -------    -------     -------

Total consolidated depreciation and
    amortization expenses                                     90        192         248
                                                         =======    =======     =======

Segment profit:
    Copper                                                     3          -           1
    Advertising                                                -        231      (4,580)
                                                         -------    -------     -------
Total segment profit                                           3        231      (4,579)

Reconciling items:
    Corporate expenses                                   (56,857)   (29,644)    (17,881)
    Interest income                                          654        313          20
                                                         -------    -------     -------

Total consolidated loss from continuing operations       (56,200)   (29,100)    (22,440)
                                                         =======    =======     =======

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

22.      SEGMENT FINANCIAL INFORMATION (continued)

                                                         Year ended December 31,
                                                           2003           2004
                                                          ----------------------
                                                            RMB            RMB
Segment assets:
    Copper                                                   942             597
    Advertising                                              779             876
                                                          ------          ------
Total segment assets                                       1,721           1,473

Reconciling items:
    Corporate assets                                      20,963          14,396
    Investments                                           44,000          31,000
                                                          ------          ------

Total consolidated assets                                 66,684          46,869
                                                          ======          ======

Expenditure for additions to long-lived assets:
    Copper                                                     -               7
    Advertising                                                -              21
                                                          ------          ------

Total segment expenditure for
    additions to long-lived assets                             -              28

Reconciling item:
    Corporate assets                                         321               -
                                                          ------          ------

Total consolidated expenditure for
    additions to long-lived assets                           321              28
                                                          ======          ======

Long-lived assets of reportable segments and corporate assets consisting of property and equipment are located in the PRC and Hong Kong.