Form 20-F
period 2005-12-31
CHINA NATURAL RESOURCES INC
filed 2006-06-12
CIK 793628

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    FOR THE TRANSITION PERIOD FROM ______________ TO ____________________

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    DATE OF EVENT REQUIRING SHELL COMPANY REPORT ___________

Commission file number: 0-26046
                        -------

                          CHINA NATURAL RESOURCES, INC.
                          -----------------------------
             (Exact name of Registrant as specified in its Charter)

                                 Not Applicable
                                 --------------
                 (Translation of Registrant's name into English)

                             British Virgin Islands
                             ----------------------
                 (Jurisdiction of incorporation or organization)

                     Room 2105, West Tower, Shun Tak Centre,
                  200 Connaught Road C., Sheung Wan, Hong Kong
                  --------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
----

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, without par value
                        --------------------------------
                                (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
             ----

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,247,823 Common Shares as of December 31, 2005; 11,548,416 Common Shares as of May 31, 2006.

Indicate by check mark if the issuer is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                                              Yes [ ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                                              Yes [ ]     No [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                              Yes [X]     No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 15b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]   Accelerated Filer [ ]   Non-Accelerated Filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                     Item 17 [X]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

                                                              Yes [ ]     No [X]

                                   CONVENTIONS
                                   -----------

         Unless otherwise specified, all references in this report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" are to Renminbi yuan, which is the lawful currency of the People's Republic of China ("China" or "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange as quoted by the People's Bank of China (the "PBOC Rate") on December 31, 2005, which was U.S.$1.00 = Rmb8.07. Translations from Hong Kong Dollars to U.S. Dollars have been made at the single rate of exchange as quoted by the Hongkong and Shanghai Banking Corporation Limited on December 31, 2005, which was US$1.00 = HK$7.80. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

         References to "CNRI" are to China Natural Resources, Inc. (formerly known as Billion Luck Company Ltd.), a British Virgin Islands company, which was the surviving company after a merger between China Resources and CNRI on December 9, 2004 (the "Redomicile Merger").

         References to "Central Government" refer to the national government of the PRC and its various ministries, agencies, and commissions.

         References to "common stock" are to the common stock, $.001 par value, of China Resources. References to "common shares" are to the common shares, without par value, of CNRI after the Redomicile Merger.

         References to "China Resources" are to China Resources Development, Inc., a Nevada company, and the predecessor to CNRI.

         References to "Company" are to CNRI, and include, unless the context requires otherwise, the operations of its predecessor and subsidiaries (all as hereinafter defined).

         References to "First Supply" are to First Goods And Materials Supply And Sales Corporation, a company organized in the PRC and a wholly-owned subsidiary of HARC.

         References to "FMH" are to Feishang Mining Holdings Limited, a British Virgin Islands corporation and, since February 3, 2006, a wholly-owned subsidiary of China Natural.

         References to "GAAP" or "U.S. GAAP" are to generally accepted accounting principles of the United States.

         References to "Hainan" are to Hainan Province of the PRC.

         References to "HARC" are to Hainan Cihui Industrial Company Limited, a Sino-foreign joint stock company organized in the PRC, and a wholly-owned subsidiary of the Company.

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

         References to "Series B Preferred Stock" are to the Series B Preferred Stock, $.001 par value, of China Resources. References to "Series B Preferred Shares" are to the Series B Preferred Shares, without par value, of CNRI, after the Redomicile Merger.

         References to "Silver Moon" are to Silver Moon Technologies Limited, a British Virgin Islands company, whose capital is 80% owned by the Company.

         References to "Sunwide" are to Sunwide Capital Ltd., a British Virgin Islands company, which is a wholly-owned subsidiary of the Company.

         References to "Wuhu" are to Wuhu Feishang Mining Development Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of FMH.

         References to "Xubu" are to Shenzhen Xubu Investment Co. Ltd., a company organized in the PRC and, until its sale in February 2004, a wholly-owned subsidiary of HARC.

         References to "Zhongwei Trading" are to Hainan Zhongwei Trading Company Limited, a company organized in the PRC, whose capital is owned 95% by HARC and 5% by the Company.

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

[Item 2]    OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

[Item 3]    KEY INFORMATION

A.       SELECTED FINANCIAL INFORMATION

         The following selected financial data of the Company and its subsidiaries for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith. This information does not give effect to the Company's February 3, 2006 acquisition of FMH and its wholly owned subsidiary Wuhu. Details of the Company's acquisition of FMH are described elsewhere in this report.

                                                          In thousands, except share amounts
                                                               Year ended December 31,
                                               2001            2002            2003            2004            2005
                                           ------------------------------------------------------------------------
                                                Rmb             Rmb             Rmb             Rmb             Rmb
OPERATING STATEMENT DATA
Net sales                                    4,093           1,948           3,049           3,970           3,890
Operating expenses                          (9,995)         (7,267)         (6,401)         (8,019)         (6,733)
Loss  from  continuing  operations
   before income taxes                     (24,628)        (56,200)        (29,100)        (22,429)        (13,834)
Loss from continuing operations            (26,206)        (56,200)        (29,100)        (22,440)        (13,864)
Loss from discontinued operations           (5,136)         (4,032)         (2,637)             --              --
Net loss                                   (30,144)        (60,232)        (31,737)        (22,440)        (13,864)
Basic and diluted loss per share
  Continuing operations                     (29.85)         (67.08)         (30.20)         (18.79)         (11.11)
  Discontinued operations                    (6.13)          (4.81)          (2.74)             --              --
                                           -------         -------         -------       ---------       ---------
                                            (35.98)         (71.89)         (32.94)         (18.79)         (11.11)
                                           =======         =======         =======       =========       =========
Weighted average number of shares
  Basic and diluted                        837,797         837,797         963,478       1,194,118       1,247,823

BALANCE SHEET DATA
Total assets                               157,217          89,112          66,684          46,869          32,714
Current assets                              35,636          16,520          15,122          13,147           6,294
Current liabilities                         17,636           9,656           6,015           3,816           3,561
Working capital                             18,000           6,864           9,107           9,331           2,733
Long term debt                                  --              --             321             206              36
Shareholders' equity                       139,581          79,456          60,348          42,847          29,117

         The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company's Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries. Applicable PRC law requires that, before distributing profits to investors, companies such as the Company must (1) satisfy all taxes; and (2) allocate a specified percentage of after-tax profits to surplus reserve (10% of after-tax profits) and collective welfare fund (5-10% of after-tax profits). In addition to the foregoing, any future determination to pay a dividend to holders of its Common Shares will depend on the Company's results of operations, its financial condition and other factors deemed relevant by the Board of Directors. Since the acquisition of CNRI by China Resources in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders.

EXCHANGE RATES

         The Company's reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The rate of exchange means the quote made by the People's Bank of China (the "PBOC Rate"). The average rate means the average of the exchange rates of the last date of each month during a year.

YEAR                               2001            2002           2003            2004          2005
----                               ----            ----           ----            ----          ----
High                             8.2786          8.2776         8.2778          8.2775        8.2767
Low                              8.2763          8.2760         8.2765          8.2763        8.0702
Average for period               8.2772          8.2770         8.2771          8.2768        8.1826
End of period                    8.2765          8.2770         8.2767          8.2765        8.0702

MONTH                            Dec 05          Jan 06         Feb 06          Mar 06        Apr 06         May 06
-----                            ------          ------         ------          ------        ------         ------
High                             8.0808          8.0702         8.0616          8.0505        8.0240         8.0265
Low                              8.0702          8.0601         8.0402          8.0172        8.0050         8.0025

         The exchange rate on June 5, 2006 was 8.0077.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

POLITICAL AND ECONOMIC CONSIDERATIONS

         Since 1997, the PRC government has been making efforts to promote reforms of its economic system. These reforms have brought about marked economic growth and social progress, and the economy of China has shifted from a planned economy to a socialist market economy. Wuhu has also benefited from the economic reforms implemented by the PRC government and the economic policies and measures. However, revisions or amendments may be made to these policies and measures from time to time, and Wuhu is not in a position to predict whether any change in the political, economic or social conditions may adversely affect the operating results of Wuhu.

LEGAL CONSIDERATIONS

         The PRC legal system is a statutory law system. Unlike the common law system, decided legal cases have little significance for guidance, and rulings by the court can only be used as reference with little value as precedents. Since 1979, the PRC government has established a commercial law system, and significant progress has been made in promulgating laws and regulations relating to economic affairs. Examples are the organization of companies and their regulation, foreign investment, commerce, taxation and trade. However, these regulations are relatively new and the availability of public cases as well as the judicial interpretation of them are limited in number. Moreover, as they are not binding, both the implementation and interpretation of these regulations are uncertain in many areas. The interpretation of PRC laws may also be subject to policy changes reflecting domestic political changes, and new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors. The activities of our subsidiaries in China are subject to PRC regulations governing PRC companies.

GEOGRAPHIC LIMITATIONS MAY MAKE IT DIFFICULT TO OBTAIN JURISDICTION OVER OUR COMPANY OR OUR ASSETS

         During 2004, we became a British Virgin Islands company and our officers and directors are non-residents of the United States, our assets are located in the PRC and our operations are conducted in the PRC. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the British Virgin Islands or the PRC would enforce (a) judgments of United States courts against us, or our directors or officers based on the civil liability provisions of the securities laws of the Unites States or any state, or (b) in original actions brought in the British Virgin Islands or the PRC, liabilities against us or any non-residents based upon the securities laws of the United States or any state.

THE RIGHTS OF OUR SHAREHOLDERS ARE SUBJECT TO BRITISH VIRGIN ISLANDS LAW, THE PROVISIONS OF WHICH MAY NOT BE AS FAVORABLE TO SHAREHOLDERS AS US LAW

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

OUR STATUS AS A "FOREIGN PRIVATE ISSUER" RESULTS IN LESS INFORMATION BEING AVAILABLE ABOUT US THAN DOMESTIC REPORTING COMPANIES

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

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND THERE ARE RESTRICTIONS ON THE CONVERSION OF LOCAL CURRENCY

         We do not intend to pay dividends for the foreseeable future as we intend to reinvest earnings from operations, if any, back into our operations. In addition, our holding company structure creates restrictions on our payment of dividends. The payment of dividends is also subject to numerous restrictions imposed under PRC law, including restrictions on the conversion of local currency into United States dollars and other currencies.

AS A "FOREIGN PRIVATE ISSUER" WE ARE NOT SUBJECT TO CERTAIN RULES PROMULGATED BY NASDAQ THAT OTHER NASDAQ-LISTED ISSUERS ARE REQUIRED TO COMPLY WITH

         Our common shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. As permitted under Nasdaq rules applicable to foreign private issuers such as China Natural Resources, we have determined not to comply with the following Nasdaq rules:

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

We may in the future determine to voluntarily comply with one or more of the foregoing provisions.

THERE ARE A LIMITED NUMBER OF OUR COMMON SHARES IN THE PUBLIC FLOAT AND TRADING IN OUR SHARES IS NOT ACTIVE; THEREFORE, OUR COMMON SHARES TEND TO EXPERIENCE PRICE VOLATILITY

         There are currently approximately 1,233,131 of our common shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the People's Republic of China. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

         As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The share price could, for example, decline precipitously in the event that a large number of shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative new or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be in the case with the stock of a seasoned issuer.

WUHU'S EARNINGS MAY BE AFFECTED BY METALS PRICE VOLATILITY

         The majority of Wuhu's revenue is derived from the sale of iron and zinc and, as a result, our earnings are directly related to the prices of these metals. At present, the price of these metals in the PRC is generally in line with that in the international market. There are many factors influencing the price of iron and zinc including expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions.

         These factors are beyond Wuhu's control and are impossible for it to predict. As a result, changes in the price of zinc and iron may adversely affect Wuhu's operating results. Wuhu has not engaged in hedging transactions or alternative measures to manage possible price fluctuations.

WUHU'S ORE RESERVE ESTIMATES MAY BE IMPRECISE

         Both the quantity of ores and metal reserves are primarily based on estimates and there is no assurance that estimated reserves can be fully recovered. Investors are strongly cautioned not to place undue reliance on reserve estimates. Reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable. The estimates may prove to be inaccurate, in which event Wuhu's mineral production and our operating results may be adversely affected The economic value of ore reserves may be adversely affected by price fluctuations in the metal market, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction.

RELIANCE ON OPERATING PERFORMANCE OF A SINGLE MINE

         The principal operating asset of Wuhu is the Yang Chong Mine. Over 80% of the turnover of Wuhu was generated from the Yang Chong Mine. Since its acquisition in May 2003 until December 31, 2005, 100 % of Wuhu's sales of zinc and approximately 70% of Wuhu's sales of iron were derived from metal output from Yang Chong Mine. Although Wuhu plans to increase its production levels by opening two additional mine shafts in the Yang Chong Mine, as well as by acquiring additional mining rights in the PRC, there is no assurance that these development projects will be successful. If these development plans are unsuccessful, Wuhu may suffer a decrease in overall profit margins, operating performance and investment return, and may adversely affect the operating results of Wuhu.

AMORTIZATION POLICY FOR MINING RIGHTS

         Wuhu's mining rights are amortized based on actual units of production over estimated reserves of the mines. Wuhu reviews the production plans and the reserve levels of the mines periodically. Accordingly, any material change in the production plan of Wuhu's mines or modification of reserve levels may have a negative impact on Wuhu's operating results.

RELIANCE ON SUB-CONTRACTOR

         Wuhu sub-contracts its ore extraction work to a third party. To some extent, the operations of Wuhu are affected by the performance of the contractor, whose activities are not within Wuhu's control. If the contractor fails to achieve the guaranteed monthly extraction volume, or the contractor otherwise fails to perform its obligations under its agreement with Wuhu, the agreement may be terminated by Wuhu; however, termination of the relationship could adversely affect the operating results of Wuhu.

RISKS AND HAZARDS ASSOCIATED WITH THE MINING INDUSTRY

         Wuhu's business is subject to a number of risks and hazards including:

         o        environment hazards;
         o        industrial accidents;
         o        unusual or unexpected geologic formations;
         o        explosive rock failures; and
         o flooding and periodic interruptions due to inclement or hazardous weather conditions.

         Such risks could result in:

         o damage to or destruction of mineral properties or production facilities;
         o        personal injury or death;
         o        environmental damage;
         o        delays in mining;
         o        monetary losses; and
         o        legal liability.

         Wuhu emphasizes environmental protection in its operations and related activities. A significant financial commitment has been made towards the construction of environmental protection facilities and the establishment of a sound environmental protection management and monitoring system. Although Wuhu is currently in compliance with applicable environmental regulations of the PRC government, any changes to these regulations may increase the operating costs of the Company and may adversely affect the operating results of the Company.

            During the course of its mining activities, Wuhu uses dangerous materials. Although Wuhu has established stringent rules relating to the storage, handling and use of such dangerous materials, there is no assurance that accidents will not occur. Should Wuhu be held liable for any such accident, Wuhu may be subject to penalties and possible criminal proceedings may be brought against its employees.

DEPENDENCE ON SINGLE CUSTOMER

         Wuhu's entire production of zinc for the years ended December 31, 2003, 2004 and 2005 were sold to a single customer, Huludao Zinc Industry Co. Ltd

(also known as Wulo Island Zinc Stock Company Limited), the largest zinc smelter in Asia. Wuhu is a party to a one-year sales contract with Huludao, subject to renewal every year. In the event Wuhu and Huludao are unable to agree upon renewal terms or Wuhu's sales contract with Huludao is not renewed for any other reason, Wuhu will have to identify one or more alternative outlets for its mineral production. While the sales contract has been renewed on an annual basis in the past, in the event the contract is not renewed in the future, our results of operations may be adversely affected.

COMPETITION FOR RESOURCES

         Mines have limited lives and as a result, Wuhu continually seeks to expand its reserves through the acquisition of mining rights at new. As there is a limited supply of desirable mineral deposits in the PRC, Wuhu faces strong competition for mining rights from other mining companies, some of which have greater financial resources than Wuhu, Wuhu may not be able to acquire attractive mineral rights on terms that Wuhu considers acceptable.


[Item 4]    INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         China Resources was incorporated as Magenta Corp. on January 15, 1986, in the State of Nevada. It was formed to acquire businesses that would provide a profit to the Company. China Resources had no operating business until control of it was acquired in December 1994, by the former shareholders of CNRI, who exchanged all of the issued and outstanding shares of capital stock of CNRI for 108,000 shares of China Resources' common stock. As a result of the acquisition, the former shareholders of CNRI acquired 90% of the then issued and outstanding shares of common stock of China Resources, and China Resources became the owner of all the outstanding shares of capital stock of CNRI. CNRI was incorporated in the British Virgin Islands on December 14, 1993.

         On December 9, 2004, China Resources merged with and into CNRI (the "Redomicile Merger"). The Redomicile Merger was effected by an exchange of shares of China Resources into shares of CNRI on a one-for-one basis. As a result of the Redomicile Merger, the Company became domiciled in the British Virgin Islands and CNRI has succeeded to the rights and obligations of China Resources under its existing agreements and relationships. Prior to the Redomicile Merger, the Company's common shares were traded on the Nasdaq Capital market under the symbol "CHRB". Following the Redomicile Merger, the trading symbol was changed to "CHNR".

         On February 3, 2006 the Company consummated the acquisition of all of the issued and outstanding capital stock of FMH from Feishang Group Limited (the "Shareholder"), a British Virgin Islands company, the former owner of all of the issued and outstanding common stock of FMH. Mr. Li Feilie, our President, Chief Executive Officer and Chairman is the sole beneficial owner of the Shareholder.

         Under the terms of the Acquisition Agreement governing the acquisition, the Company issued 9,980,593 of its common shares to the Shareholder, representing approximately 86.4% of its issued and outstanding common shares (after giving effect to the issuance and the exchange of 320,000 currently outstanding preferred shares for 320,000 common shares, as described below), and issued to the Shareholder warrants (the "Warrants") to purchase an additional 4,500,000 common shares. Ching Lung Po, director, President, Chief Executive Officer and Chairman of the Company resigned at the closing of the acquisition, and Li Feilie, Chairman of FMH, was appointed as director, President, Chief Executive Officer and Chairman of the Company. The Company's other directors and executive officers remain unchanged following the acquisition.

         The Warrants entitle the holder to purchase: 2,000,000 common shares at an exercise price of $4.00 per share for a period of two years from the closing date; 1,500,000 common shares at an exercise price of $4.50 per share for a period of three years from the closing date; and 1,000,000 shares at an exercise price of $5.00 per share for a period of four years from the closing date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical. The Warrants provide that the exercise price is subject to adjustment in the event of stock splits, dividends and reclassifications. The expiration date of the Warrants is subject to acceleration in the event of the sale, conveyance or disposal of all or substantially all of the Company's property or business or a merger with or into or consolidation with another company or other transaction or series of transactions in which more than 50% of the voting power of the Company is disposed of, except for a merger undertaken solely for the purpose of changing the domicile of the Company or in connection with an equity financing in which the Company is the surviving corporation.

         In connection with the acquisition, Winsland Capital Limited, a corporation wholly owned by Ching Lung Po, the former president and chief executive officer of the Company, exchanged 320,000 Series B preferred shares of the Company for 320,000 common shares. Under the Acquisition Agreement, the Shareholder has irrevocably agreed that prior to February 3, 2008 it will not sell, transfer, pledge, mortgage or otherwise dispose of any of the common shares it received in the transaction.

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

         As of December 31, 2005, the Company's only active business operations consisted of its advertising, promotion and public relations business. The Company has been engaged in advertising, promotion and public relations services since the third quarter of 2003 through the acquisition of iSense. iSense is an integrated marketing company dedicated to providing creative advertising and promotions services to both local and international customers engaged in various industries, including technology and new media, healthcare products and consumer goods.

         The advertising business is not seasonal in nature. Since its incorporation, iSense has serviced over 50 customers. For the period from acquisition to December 31, 2003, one advertising customer accounted for 11% of total sales. For the year ended December 31, 2004, five advertising customers accounted for 89% of total sales. For the year ended December 31, 2005, two advertising customers accounted for 62% of total sales. All sales were made in Hong Kong dollars.

         The Company commenced operations of a supermarket in the PRC, through Zhuhai Zhongwei, in the fourth quarter of 1999. As the contribution of supermarket operations to the Company's profitability was insignificant since its establishment, the Company disposed of its entire interest in Zhuhai Zhongwei on April 22, 2003 for consideration of RMB6,000,000 (US$743,000). On August 29, 2003, the Company acquired a 100% equity interest in iSense for total consideration of US$724,000 through the issuance of 100,000 shares of the Company's unregistered restricted common stock to the former sole equity owners of iSense. The Company acquired iSense to provide advertising, promotion and public relations services in Hong Kong and mainland China to both local and international customers. The Company also trades copper occasionally through HARC in the PRC. In light of the foregoing transactions, operating results of prior years should not be viewed as being indicative of operating results that may be expected in future years.

         The Company has not been a party to any bankruptcy, receivership or similar proceedings, trade suspensions or cease trade orders by any regulatory authority.

         The following describes activities conducted by the Company's subsidiaries during the year ended December 31, 2005.

ISENSE
------

         iSense was Incorporated in March 2000 in Hong Kong and is an integrated marketing company. On August 29, 2003, the Company acquired all of the issued and outstanding capital stock of iSense for total consideration of US$724,000, in exchange for the issuance of 100,000 shares of the Company's unregistered restricted common stock to the former sole equity owners of iSense. The number of shares issued was based upon the US$7.24 closing price of the Company's common shares (as quoted on the Nasdaq SmallCap Market) on August 22, 2003. The Company acquired iSense to provide advertising, promotion and public relations services in Hong Kong and mainland China to both local and international customers.

HARC
----

         HARC is a Sino-foreign joint stock company incorporated in the PRC on June 28, 1994 with a registered capital of RMB100 million (US$12.4 million). HARC owns a 5.3% equity interest in unlisted shares of Hainan Sundiro Motorcycle Co., Ltd., a PRC company listed on the Shenzhen Stock Exchange in the PRC. HARC also trades copper occasionally for its own account.

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

FMH AND WUHU
------------

HISTORY OF FMH

         FMH was incorporated under the laws of the British Virgin Islands in September 2004. FMH beneficially owns 100% of the capital stock of Wuhu, a company established under the laws of the PRC. FMH treats the business of Wuhu, a mining enterprise principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC, as its principal business activity.

         Wuhu was established as a sino-foreign joint stock limited liability company between Wuhu Feishang Enterprise Development Company Limited ("WFED") (50%) and Feishang International Holdings Limited ("FIH") on June 21, 2002 with a tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. In May 2003, Wuhu acquired the entire business of Anhui Fanchang Zinc and Iron Mine. In April 2005, WFED and FIH transferred their interests in Wuhu to FMH, at cost, and since the date of such transfer, FMH has been the owner of 100% of the capital stock of Wuhu.

BUSINESS OF FMH

         FMH conducts its operations through Wuhu. Wuhu's principal activities are the mining of zinc, iron and other minerals for distribution in the PRC. At present, Wuhu owns the mining rights to two mines located in Wuhu City, Anhui Province, the PRC: The Yang Chong Mine contains iron and zinc minerals and the Zao Yun Mine contains mainly iron minerals. The two mines produced 47,000 tons of iron and 8,600 tons of zinc in 2005. The majority of the iron and zinc ore is mined from Yang Chong Mine. Yang Chong Mine has a total mining area of 0.186 square kilometers. Zao Yun Mine has a total mining area of approximately 0.0136 square kilometers. Wuhu City is located in the northwestern Yangtze River Delta and the center of East China, approximately 384 kilometers from Shanghai.

         The table below summarizes the production quantity and sales quantity for each of the year ended December 31, 2003, 2004 and 2005 included in continuing operations.

                                            2003            2004           2005
Production quantity (tons):
  Zinc                                     8,170           7,800          8,650
  Iron                                    48,265          58,160         46,800
  Micaceous iron oxide - grey                766           1,072            524

Sales quantity (tons):
  Zinc                                     8,345           7,782          8,841
  Iron                                    51,786          58,326         46,201
  Micaceous iron oxide - grey                723           1,089            612

         The Yang Chong Mine has been in production since 1999. In 2005, the daily mining capacity of the Yang Chong Mine was approximately 400 tons of ore.

         The Zao Yun Mine has been in operation since 1998. In 2005, the monthly mining capacity of the Zao Yun mine was approximately 4,000 tons of iron ore.

         Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at the mines is licensed to Wuhu by the State for a period of years (see "Government Regulation," below). The Company is the only party that is currently licensed to mine the Yang Chong Mine and the Zao Yun Mine. The Company's current license to mine the Yang Chong Mine expires on December 31, 2011, and may be renewed upon expiry. The Company's current license to mine the Zao Yun Mine expires on August 11, 2006, and may be renewed upon expiry.

         Wuhu outsources mine extraction to an unrelated third party. Under two agreements both dated October 1, 2002, Wuhu entered into sub-contracting agreements with Zhejiang Universal Tunnel Engineering Co. Ltd. for outsourcing the mine extraction work for Yang Chong Mine and Zao Yun Mine. For Yang Chong Mine, the subcontractor guarantees an extraction volume of 5,000 tons per month and charges a service fee of RMB41.2 (US$ 5.0) per ton of ore extracted, RMB1,188 (US$ 143) per extra meter of deeper mine extracted and RMB13 (US$1.6) per ton of useless stone removal. For Zao Yun Mine, the subcontractor charges a service fee of RMB68 (US$8.2) per ton of ore extracted. Except for the mining of raw mineral stones, which is outsourced to an unrelated third party, all the procedures of the refinery process are performed by Wuhu. Raw mineral stones extracted from Yang Chong Mine are refined into iron and zinc metals in factories located near the mine. Wuhu's production process for iron and zinc metals is illustrated below:

                     __________________________________
                    |                                  |
                    |             Mining               |
                    |__________________________________|
                                     |
                     __________________________________
                    |                                  |
                    |            Breaking              |
                    |__________________________________|
                                     |
                     __________________________________
                    |                                  |
                    |            Grinding              |
                    |__________________________________|
                                     |
                     __________________________________
                    |                                  |
                    |            Grading               |
                    |__________________________________|
                                     |
                     __________________________________
                    |                                  |
                    |            Sorting               |
                    |__________________________________|
                    /                                  \
 __________________/                                    \____________________
|                  |                                    |                    |
|    Zinc ore      |                                    |Magnetic separation |
|__________________|                                    |____________________|
         |                                                         |
 ________|_________                                      __________|_________
|                  |                                    |                    |
|    Pooling       |                                    | Finished iron ore  |
|__________________|                                    |____________________|
         |
 ________|_________
|                  |
|  Dehydration     |
|__________________|
         |
 ________|_________
|                  |
|Finished zinc ore |
|__________________|

         Wuhu's management believes that prospects in the PRC iron and zinc markets will continue to present it with attractive opportunities for growth and expansion. Wuhu plans to increase the existing daily mining capacity to 900 tons in 2007 by opening two additional mine shafts. One mine shaft opened in December 2005 and the other is expected to open in late 2006.

         The daily refining capacity of Wuhu is approximately 600 tons. Wuhu plans to increase its current processing capacity by expanding the existing processing facilities in 2006 and it expects the daily refining capacity will gradually increase to 800 tons in 2009 with the expanded processing facilities. The expansion work has not yet been commenced and management estimates the total budget for the expansion work will be approximately RMB2 million (US$248,000).

INDUSTRY OVERVIEW

         Iron ore is one of the key compounds for producing crude steel which is used mainly by the infrastructure, real estate, shipbuilding and automobile sectors. Most of the world productions are concentrated in Australia, Brazil, the PRC and India, which together accounts for 70% of the world total. As the PRC economy continues to record strong growth, the PRC has become the dominant source of iron ore demand growth. The PRC is also the largest importer of iron ore in the world.

         Zinc metal is used in a multitude of applications. Since zinc has a relatively high place in the galvanic series of metals and consequently demonstrates excellent resistance to atmospheric corrosion, the major application of zinc is in galvanizing - a zinc coating on steel to prevent corrosion. Most of the world productions are concentrated in Australia, Canada, the PRC and Peru, which together accounts for 60% of the world total. Due to the rapid growth in the infrastructure, housing and automotive sectors in the PRC, there has been a steep rise in the demand of zinc metal.

SUPPLIERS

         As a mining enterprise, Wuhu's ore is mined from Yang Chong Mine and Zao Yun Mine. Wuhu purchases explosives and other auxiliary raw material from suppliers mainly located in Anhui Province, the PRC. For explosives, the purchases are made on a cash on delivery basis. For other auxiliary materials, normal credit terms are granted by major suppliers ranging from 30 to 60 days on an open account basis.

         During the years ended December 31, 2003, 2004 and 2005, the largest five suppliers accounted for 47%, 44% and 59%, respectively, of Wuhu's purchases. During the years ended December 31, 2003, 2004 and 2005, one supplier accounted for 22%, 14% and 24%, respectively, of Wuhu's purchases.

CUSTOMERS

         Wuhu sells zinc and iron products to companies in the PRC. All of Wuhu's zinc products were sold to a single customer, Huludao Zinc Industry Co., Ltd., also known as Wulo Island Zinc Stock Company Limited ("Huludao"), which is the largest zinc smelter in Asia. Wuhu has a one-year sales contract with Huludao subject to renewal every year. All sales to Huludao were made on a cash on delivery basis. For iron and other products, sales are generally made under sales contracts with customers, typically with a one-year term. Approximately 90% of these sales are made on cash on delivery basis. For the others, management may extend up to one month's credit to customers who are determined to be creditworthy.

         At December 31, 2003, 2004 and 2005, the largest five customers accounted for 84%, 95% and 99% of trade receivables, respectively. During the year ended December 31, 2004, three customers accounted for 47%, 24% and 10%, respectively, of Wuhu's sales. During the year ended December 31, 2005, three customers accounted for 65%, 12% and 8%, respectively, of Wuhu's sales.

COMPETITION

         Wuhu faces competition from Nanjing Xixia Lead Zinc Silver Mine ("Nanjing") which produces 20,000 tons of zinc annually. Huludao sources zinc metal from both Nanjing and Wuhu. However, as the annual demand of zinc metal of Huludao is 300,000 and Wuhu has a long-standing sales relationship with Huludao, management believes that Wuhu will be able to renew its sales contract with Huludao as it has in the past. In addition, Wuhu faces competition from other smaller mines around the region for its iron products. However, management believes that Wuhu enjoys a competitive advantage based upon its high product quality and purity, and low cost of production.

GOVERNMENT REGULATION

         Under the "Mineral Resources Law", all mineral resources of the PRC are owned by the State. Mining rights are granted by the State permitting recipients to conduct mining activities in a specific mining area during the license period. On December 31, 2005, Wuhu renewed its mining rights to 0.186 square kilometers covering Yang Chong Mine, which will expire in December 2011, subject to renewal upon expiry. Although Wuhu believes that it will be able to renew licenses as it has done in the past, there can be no assurance that Wuhu will be able to exploit the entire mineral resources of its mines during its license period. If Wuhu fails to renew its mining rights upon expiry or it cannot effectively utilize the resources within a license period, the operation and performance of Wuhu may be adversely affected.

         Wuhu's mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu is required to submit mining proposal and feasibility studies to the relevant authority. Wuhu is obligated to pay a natural resources fee to the State in an amount equal to 2% of annual sales. Wuhu paid and/or accrued license fees of RMB3 million (US$372,000) when it renewed the license in December 2005.

ENVIRONMENTAL PROTECTION

         The State Environmental Protection Administration Bureau is responsible for the supervision of environmental protection in, the implementation of national standards for environmental quality and discharge of pollutants for, and the supervision of the environmental management system of the PRC. Environmental protection bureaus at the country level or above are responsible for environmental protection within their jurisdictions.

         The laws and regulations governing environmental protection require each company to lodge environmental impact statements for a construction project with the environmental protection bureaus at the country level. These statements must be filed prior to the commencement of construction, expansion or modification of a project. The environmental protection bureaus inspect new production facilities and determine compliance with applicable environmental standards, prior to the commencement of operations.

         The "Environmental Protection Law requires production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and establish an environmental protection and management system. The system includes the adopting of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Entities discharging pollutants must register with the relevant environmental protection authorities.

         Penalties for breaching the Environmental Protection Law include a warning, payment of a penalty calculated on the damage incurred, or payment of a fine. When an entity fails to adopted preventive measures or control facilities that meet the requirements of environmental protection standards, it is subject to suspension of production or operations and for payment of a fine. Material violations of environmental laws and regulations causing property damage or casualties may result in criminal liabilities.

         Management believes that Wuhu is in material compliance with all applicable environmental protection requirements of the State.

EMPLOYEES

         FMH presently has two employees consisting of its Chairman and Chief Financial Officer. Wuhu currently employs 377 persons on a full time basis, including 62 technicians and professionals. FMH believes that its relations and those of Wuhu with their employees are generally good.

C.       ORGANIZATIONAL STRUCTURE

         The following chart illustrates the equity ownership by percentage of each of the Company's subsidiaries as of December 31, 2005: The chart does not reflect the Company's February 3, 2006 acquisition of FMH and its subsidiary Wuhu.

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

         Pursuant to an office sharing agreement dated September 1, 2000, the Company's head office in Hong Kong is shared on an equal basis between the Company and Anka Consultants Limited, a private Hong Kong company which is owned by certain directors of the Company. The total area of the office is approximately 230 square meters. For the years ended December 31, 2003, 2004 and 2005, the Company paid its share of rental expenses to Anka Consultants Limited amounting to RMB249,000 (US$30,000), RMB232,000 (US$29,000) and RMB211,000
(US$26,000), respectively. The office sharing agreement provides that the Company share certain costs and expenses in connection with its use of the office.

         Pursuant to an informal arrangement, iSense shares offices with an unaffiliated third party for a monthly rental of RMB1,000 (US$124). The total area of the office is approximately 140 square meters.

         The Company is also a party to a rental agreement entered into between HARC and Haikou Nanyang Building Co. Ltd., an unaffiliated third party, covering office space in Hainan with a total gross area of 138 square meters. The rental agreement was for a period of 2 years from June 4, 2003 to June 3, 2005 at a monthly rental of RMB3,988 (US$494). The rental agreement was renewed for a period of 2 years from June 4, 2005 to June 3, 2007 at a monthly rental of RMB3,580 (US$443).

         For the years ended December 31, 2003, 2004 and 2005, the Company incurred capital expenditures of RMB958,000 (US$119,000), RMB111,000 (US$14,000) and RMB25,000 (US$3,000), respectively. The capital expenditures for 2003 and 2004 were mainly for acquisition of motor vehicles, and the capital expenditures for 2005 were mainly for acquisition of office equipment.

         FMH's administrative offices are located in Hong Kong. The offices, mining sites and other processing facilities of Wuhu are all located in Wuhu City, Anhui Province in the PRC. Yang Chong Mine has a total mining area of
0.186 square kilometers. Zao Yun Mine has a total mining area of approximately
0.0136 square kilometers. Wuhu's office premises, processing facilities and warehouses cover a total gross area of approximately 26,000 square meters. As is typical in the PRC, the PRC government owns all of the land on which the improvements and mines are situated. Wuhu assumed the rights to use the land and its leasehold properties when it acquired the entire business of Anhui Fanchang Zinc and Iron Mine (the "Predecessor"). The registration process for the transfer of the land use rights from the Predecessor has not yet been completed. Wuhu has been granted mining rights to Yang Chong Mine and Zao Yun Mine to conduct mining activities in a specific mining area during the license period. On December 31, 2005, Wuhu renewed its mining rights to 0.186 square kilometers covering Yang Chong Mine, which will expire in December 2011, and is subject to renewal upon expiry. On August 11, 2003, Wuhu renewed its mining rights to

0.0136 square kilometers covering Zao Yun Mine, which will expire in August 2006, and is subject to renewal upon expiry.

[ITEM 4A]  UNRESOLVED STAFF COMMENTS

         Not applicable.

[Item 5]    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the December 31, 2005 consolidated financial statements and accompanying notes. The following discussion does not give effect to the Company's acquisition of FMH and it wholly-owned subsidiary Wuhu, in February 2006.

A.       OPERATING RESULTS

SALES AND GROSS PROFIT-COPPER

         From 2003 to 2005 the Company occasionally traded copper. For the year ended December 31, 2003, sales and gross profit amounted to RMB1,904,000 (US$236,000) and nil, respectively. For the year ended December 31, 2004, sales and gross profit amounted to RMB1,842,000 (US$228,000) and RMB1,000 (US$124), respectively. For the year ended December 31, 2005, sales and gross profit amounted to RMB1,989,000 (US$246,000) and RMB1,000 (US$124), respectively.

SALES AND GROSS PROFIT- ADVERTISING AND PROMOTION

         The Company has been engaged in advertising, promotion and public relations services since its acquisition of iSense on August 29, 2003. For the year ended December 31, 2003, net sales and gross profit amounted to RMB1,145,000 (US$142,000) and RMB277,000 (US$34,000), respectively. For the year ended December 31, 2004, net sales and gross profit amounted to RMB2,128,000 (US$264,000) and RMB588,000 (US$73,000), respectively. For the year ended December 31, 2005, net sales and gross profit amounted to RMB1,901,000 (US$236,000) and RMB567,000 (US$70,000), respectively.

VALUATION ALLOWANCES

         For the year ended December 31, 2003, valuation allowances included the impairment loss on the Company's investment in Hainan Sundiro Motorcycle Co. Ltd. ("Sundiro") amounting to RMB19,000,000 (US$2,354,000), the write off of VAT receivable of RMB3,126,000 (US$387,000) and the write off of loan and interest receivables of RMB2,684,000 (US$333,000). For the year ended December 31, 2004, valuation allowances included the impairment loss on the Company's investment in Sundiro amounting to RMB13,000,000 (US$1,611,000) and the write off of loan and interest receivables of RMB304,000 (US$38,000). For the year ended December 31, 2005, valuation allowances included the impairment loss on the Company's investment in Sundiro amounting to RMB6,300,000 (US$781,000), and the write off of loan receivable of RMB205,000 (US$25,000).

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased by RMB1,618,000 (US$200,000) or 25.3% to RMB8,019,000 (US$994,000) in 2004 from RMB6,401,000
(US$793,000) in 2003. The increase was mainly due to increased legal and professional fees in connection with the redomicile in 2004. Selling, general and administrative expenses decreased by RMB1,286,000 (US$159,000) or 16.0% to RMB6,733,000 (US$834,000) in 2005 from RMB8,019,000 (US$994,000) in 2004. The decrease was mainly due to reduction of legal and professional fees as explained above, partly offset by the increase in legal and professional fees in connection with the Feishang acquisition transaction.

INTEREST INCOME/(EXPENSE), NET

         Interest income decreased by 93.6% from RMB313,000 (US$39,000) in 2003 to RMB20,000 (US$2,000) in 2004. The decrease was mainly attributable to the default of a short-term loan and related interest receivable of RMB304,000 (US$38,000). Net interest expense for 2005 represent interest paid on finance leases of approximately RMB19,000 (US$2,000), offset by interest income on bank balances of RMB14,000 (US$2,000).

OTHER INCOME/(EXPENSES), NET

         Net other income in 2003 mainly consisted of a net gain on trading of marketable securities of RMB1,157,000 (US$143,000). Net other income in 2004 mainly consisted of a net gain on trading of marketable securities of RMB373,000 (US$46,000) and the recovery of bad debts and related costs of RMB2,850,000 (US$353,000). Net other expenses in 2005 mainly represented the net loss on trading of marketable securities of RMB618,000 (US$77,000), recovery of bad debts of RMB88,000 (US$11,000) and a gain on the elimination of payables of RMB293,000 (US$36,000).

INCOME TAXES

         Prior to the Redomicile Merger, it was management's intention to reinvest all income attributable to the Company earned by its operations outside the US. Accordingly, no US federal and state income taxes have been provided in the consolidated financial statements. Following the Redomicle Merger, management believes that the Company is no longer subject to US taxes.

         Income taxes in 2004 and 2005 consisted of Hong Kong profits tax computed at 17.5% on assessable income of iSense.

SALES AND GROSS PROFIT- SUPERMARKET OPERATIONS (DISCONTINUED OPERATIONS)

         The Company ceased its supermarket operations following the disposition of its entire interest in Zhuhai Zhongwei on April 22, 2003. Net sales included in discontinued operations totaled RMB1,758,000 (US$218,000) with gross profit of RMB201,000 (US$25,000) for the year ended December 31, 2003. Profit from discontinued supermarket operations is reported net of income tax expense, if any.

B.       LIQUIDITY AND CAPITAL RESOURCES

         The Company's and its subsidiaries' primary liquidity needs are to fund operating expenses, and to expand business operations.

         Net cash (used in)/provided by operating activities was RMB4,529,000 (US$561,000), (RMB3,652,000) (US$453,000) and (RMB10,755,000) (US$1,333,000), in
fiscal 2003, 2004 and 2005, respectively. Net cash flows from the Company's operating activities are attributable to the Company's income and changes in operating assets and liabilities.

         The following summarizes the Company's financial condition and liquidity at the dates indicated:

                                                       At December 31,
                                                       ---------------
                                                    2005              2004
                                                    ----              ----
         Current ratio                              1.8x              3.4x
         Working capital                       2,733,000         9,331,000
         Ratio of long-term debt to total
           shareholders' equity                    .005x            0.001x

         Net cash provided by investing activities was RMB42,000 (US$5,000), RMB449,000 (US$56,000) and RMB62,000 (US$8,000), in fiscal 2003, 2004 and 2005, respectively. Net cash provided by/(used in) financing activities was RMB3,665,000 (US$454,000), RMB4,773,000 (US$591,000) and (RMB183,000)
(US$23,000) in fiscal 2003, 2004 and 2005, respectively. Net cash flows from the Company's financing activities in 2003 and 2004 were attributable to proceeds from issuance of common stock from the exercise of stock options.

         Except as disclosed above, there have been no significant changes in the financial condition and liquidity during the years ended December 31, 2004 and 2005. The Company believes that, following the FMH acquisition, its internally generated funds will be sufficient to satisfy its anticipated working capital needs for at least the next 12 months.

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

         Notwithstanding the foregoing, on February 3, 2006, the Company acquired all of the issued and outstanding capital stock of FMH and its subsidiary Wuhu, and thereby acquired the mining operations of Wuhu. Inasmuch as the acquisition was accounted for as a reverse acquisition that resulted in a change of control of the Company, in future filings, the operations of FMH and Wuhu will be presented on a consolidated basis and the historic operations of the Company will be those of FMH. Following the acquisition, we will be substantially dependent upon the operations of FMH and Wuhu in order to generate meaningful revenue and profitable operations. A description of the Company's acquisition of FMH is contained elsewhere in this report.

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

         As of December 31,. 2005, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. The Company has not assumed any off-balance sheet arrangements upon the FMH acquisition.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The Company has no contractual obligations and commercial commitments as at December 31, 2005 except the following:

                                Total             <1 year          2-5 years
                                -----             -------          ---------
         Operating leases       68,000               48,000           20,000
         Capital lease         203,000              167,000           36,000

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

[Item 6]    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

Name                      Age                         Position
----                      ---                         --------
Li Feilie                 39              Chairman of the Board of Directors,
                                          President and Chief Executive Officer

Tam Cheuk Ho              43              Director and Chief Financial Officer

Wong Wah On Edward        42              Director, Secretary and
                                          Financial Controller

Lam Kwan Sing             36              Non-employee Director

Ng Kin Sing               43              Non-employee Director

Lo Kin Cheung             41              Non-employee Director

         Mr. Li Feilie was appointed as a director, Chief Executive Officer, Chairman of the Board and President of CNRI on February 3, 2006 to replace Mr. Ching Lung Po following the consummation of the acquisition of FMH. Mr. Li has served as a director of FMH since September 2004. Mr. Li served as the Chairman of Wuhu from June 2002 to June 2004. Mr. Li has been the chairman of Shenzhen Feishang Industrial Development Co. Ltd., Wuhu Feishang Industry Development Co. Ltd. and Wuhu Port Co. Ltd., companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He has also served as director of Pingxiang Iron & Steel Co. Ltd. since July 2003. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from the Economic Department of Peking University and was awarded a Master's degree from the Graduate School of Peking University.

         Mr. Tam Cheuk Ho has served as a director of CNRI since December 23, 1993, and as its Chief Financial Officer since November 22, 2004. He served as the Chief Financial Officer and a director of China Resources from December 2, 1994 until completion of the Redomicile Merger. From July 1984 through January 1992, he worked as Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992, as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December, 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong. Mr. Tam is also a director of Anka Capital Limited, a privately-held corporation, through which he is a principal shareholder of the Company.

         Mr. Wong Wah On Edward has been a director of CNRI since January 25, 1999, as its Secretary since February 1, 1999 and as Financial Controller since November 22, 2004. He served as Financial Secretary, Financial Controller and a director of China Resources from December 30, 1997 until completion of the Redomicile Merger. He is responsible for assisting the Chief Financial Officer with the Company's treasury, accounting and secretarial functions. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. Mr. Wong is also a director of Anka Capital Limited, a privately-held corporation, through which he is a principal shareholder of the Company. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practicing) in Hong Kong.

         Mr. Lam Kwan Sing has been a director and a member of CNRI's audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from March 20, 2003 until completion of the Redomicile Merger. Mr. Lam has been the executive director of New Times Group Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate finance and accounting operations. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor's degree in Accountancy from the City University of Hong Kong.

         Mr. Ng Kin Sing has been a director and a member of CNRI's audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from February 1, 1999 until completion of the Redomicile Merger. From April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets
(Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong.

         Mr. Lo Kin Cheung has been a director and a member of CNRI's audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from May 30, 2000 until completion of the Redomicile Merger. From September 2001 to present, Mr. Lo has been the chief financial officer of Lee Fung - Asco Printers Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate financial operations. From March 1998 to August 2001, Mr. Lo was the executive director of Wiltec Holdings Limited, a Hong Kong listed company, where he was responsible for corporate development and day-to-day operations. From July 1986 until March 1998, Mr. Lo was the principal at Ernst & Young, Hong Kong. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He holds a Bachelor's degree of Science from the University of Hong Kong.

         The following table sets forth the senior management of FMH and Wuhu, and their ages and positions with FMH and Wuhu:

Name                     Age                         Position
----                     ---                         --------
Chan Him Alfred          42              Chief Financial Officer of FMH

Tang Mian                42              Director and General Manager of Wuhu

         Mr. Chan Him Alfred has been the Chief Financial Officer of FMH since September 2004. He is responsible for the finance, accounting and secretarial functions of FMH and its subsidiary Wuhu. From January 2004 through June 2004, he was the financial controller and company secretary of Beijing Beida Jade Bird Universal Sci-Tech Company Limited, a PRC based company listed on the Hong Kong Stock Exchange. From July 2001 through January 2004, Mr. Chan was the financial controller and company secretary of Loulan Holdings Limited, a PRC based company listed on the Hong Kong Stock Exchange. From November 2000 through June 2001, he was the deputy CEO of the Kingcomics.com Limited. From April 1999 through October 2000, he was the financial controller and company secretary of The Bigstoreasia.com. Limited. From January 1998 through October 1998, he was an audit manager at Moores Rowland. From October 1996 through December 1997, he was the financial controller and company secretary of Richman Group Limited. He joined Ernst & Young Hong Kong in July 1987 as a staff accountant, and worked with Ernst & Young until June 1996, at which time he served as an audit senior manager. Mr. Chan received a professional diploma in Accounting from the Hong Kong Polytechnic University. He is a fellow of both the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

         Mr. Tang Mian has been the Director and General Manager of Wuhu since its incorporation in June 2002. From September 1996 to June 2002, he was the manager of Anhui Fanchang Zinc and Iron Mine, the predecessor of Wuhu. Mr. Tang holds a master's degree in business administration.

B.       COMPENSATION

         The following table sets forth the amount of compensation that was paid, and the grant of options to purchase common shares during the fiscal year ended December 31, 2005, to each of the individuals listed in Item 6(A) above.

                                                           Number of options to    Exercise price
Name                              Compensation (US$)      purchase common stock       (US$/share)   Expiration date
----                              ------------------      ---------------------       -----------   ---------------
Ching Lung Po*                                30,769                         --                --                --
Tam Cheuk Ho                                 230,769                         --                --                --
Wong Wah On Edward                           153,846                         --                --                --
Lam Kwan Sing                                     --                         --                --                --
Ng Kin Sing                                       --                         --                --                --
Lo Kin Cheung                                     --                         --                --                --

----------
* Mr. Ching resigned from the Company effective February 3, 2006, at the time of the Company's acquisition of FMH.

         On February 1, 1999, the Company entered into a Service Agreement with Ching Lung Po. In accordance with the terms of the Service Agreement, Mr. Ching was employed by the Company as Chief Executive Officer and to perform such duties as the Board of Directors shall from time to time determine. Mr. Ching received a base salary of HK$2,160,000 (US$276,923) annually. The Employment Agreement had a term of two years and was automatically renewed unless earlier terminated as provided therein. On June 1, 2002, the Company entered into a Supplemental Service Agreement with Ching Lung Po, reducing his base salary to HK$240,000 (US$30,769) per annum with all other terms of the Service Agreement remained in full force and effect. The Service Agreement was terminated on February 3, 2006 following the resignation of Mr. Ching.

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

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table sets forth information relating to our outstanding stock option plans as of December 31, 2005:

                                                                                                 Number of Securities
                                    Number of Securities to                                      Remaining Available for
                                    Be Issued Upon               Weighted-average                Future Issuance Under
                                    Exercise Of Outstanding      Exercise Price of               Equity Compensation
                                    Options,                     Outstanding Options,            Plan (excluding securities
                                    Warrants and Rights          Warrants and Rights             reflected in column a)
---------------------------------------------------------------------------------------------------------------------------
Equity Compensation
Plan Approved by
Security Holders

   2003 Equity Compensation Plan         0                              N/A                        231,955

Equity Compensation
Plans Not Approved by
Security Holders                         0                                0                              0
--------------------------------------------------------------------------------------------------------------------------

Total                                    0                                                         231,955
                                  ========                                                         =======

STOCK OPTION PLANS

         The Company has adopted two equity incentive plans. The purposes of the plans are to:

         o Encourage ownership of our common shares by our officers, directors , employees and advisors;
         o Provide additional inventive for them to promote our success and our business; and
         o Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common stock.

A brief description of each plan is as follows:

         2003 Plan. On December 18, 2003, the shareholders of the Company approved and adopted the 2003 Equity Compensation Plan (the "2003 Plan"). The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options. The Company has reserved a number of common shares equal to 20% of the issued and outstanding common shares of the Company, from time-to-time, for issuance pursuant to options granted ("Plan Options") or for restricted stock awarded ("Stock Grants") under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Board or Committee designated by the Board determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Board or Committee determines.

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

         During the year ended December 31, 2004, options to purchase 80,000 common shares had been granted under the 2003 Plan and had been exercised. A total of 231,955 shares were available for grant as of December 31, 2005. As a result of shares issuance upon the acquisition of Feishang, a total of 2,309,682 common shares were available for grant as of March 31, 2006. The 2003 Plan terminates on December 18, 2013.

         In connection with the Redomicile Merger, CNRI succeeded to and assumed the obligations of China Resources under the 2003 Plan.

         1995 Plan: The Company has adopted a Stock Option Plan (the "1995 Plan") as of March 31, 1995. The 1995 Plan allows the Board of Directors, or a committee thereof at the Board's discretion, to grant stock options to officers, directors, key employees, consultants and affiliates of the Company. The number of shares that may be granted on exercise of options granted under the 1995 Plan may not exceed 20% of our outstanding common shares determined at the time of grant. Through December 31, 2004, options to purchase 233,000 shares had been granted under the 1995 Plan, of which options to purchase 230,000 shares of had been exercised and options to purchase 3,000 shares had expired. Options to purchase 81,955 shares were available for grant as of December 31, 2004; however the 1995 Plan terminated on March 31, 2005. In connection with the Redomicile Merger, CNRI succeeded to and assumed the obligations of China Resources under the 1995 Plan.

C.       BOARD PRACTICES

         As provided by Article 74 of our Memorandum and Articles of Association, directors, solely for purposes of determining the term for which they will serve, are classified as Class I, Class II and Class III directors, with approximately one-third of the total number of directors being allocated to each Class. Each director is to hold office for a three-year term expiring at the annual meeting of shareholders held three years following the annual meeting at which he or she was elected. However, for our first annual meeting of members following the Redomicile Merger at which directors were elected, the Class I directors so elected held office for a one-year term, and the Class II directors so elected will hold office for a two-year term.

         At the annual meeting of members on December 31, 2004, Messrs. Ching Lung Po and Ng Kin Sing were elected to serve as Class I Directors until the annual meeting held in 2005 and until their successors were duly elected and qualified; Messrs. Lam Kwan Sing and Lo Kin Cheung serve as Class II Directors until the annual meeting to be held in 2006 and until their successors have been duly elected and qualified; and Messrs. Tam Cheuk Ho and Wong Wah On serve as Class III Directors until the annual meeting to be held in 2007 and until their successors have been duly elected and qualified.

         At the annual meeting of members on December 20, 2005, Messrs. Ching Lung Po and Ng Kin Sing were elected to serve as Class I Directors until the annual meeting to be held in 2008 and until their successors have been duly elected and qualified. Mr. Li Feile succeeded to Mr. Ching's position as a Class I Director on February 3, 2006.

         The officers of the Company are elected annually at the first Board of Directors meeting following the annual meeting of shareholders, and hold office until their respective successors are duly elected and qualified, unless sooner displaced.

         The Company does not pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, the Company may adopt a policy of making such payments in the future. The Company will reimburse out-of-pocket expenses incurred by directors in attending Board and Committee meetings. During the fiscal year ended December 31, 2005, no long-term incentive plans or pension plans were in effect with respect to any of the Company's officers, directors or employees.

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

         The nominating and corporate governance committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are presented to the full committee at its next scheduled meeting. Discussions pertaining to the nomination of directors are required to be held in executive session. The current members of the nominating and corporate governance committee are Ng Kin Sing, Lam Kwan Sing and Lo Kin Cheung. Each member of the nominating and corporate governance committee is an "independent" director, as such term is used in Nasdaq Marketplace Rule 4200-1.

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

Nasdaq Requirements
-------------------

         Our common shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq recently adopted amendments to its Rule 4350 to impose various corporate governance requirements on listed securities. Section (a)(1) of Rule 4350 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise require compliance.

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

                                                                                Years ended December 31,
                                                                          2005            2004            2003

Hong Kong             Accounting, administration and management             4               4              4
                      Advertising and promotion                             2               2              2
                      Others                                                1               1              1
--------------------------------------------------------------------------------------------------------------------
                                                                            7               7              7

The PRC               Accounting, administration and management             2               2              8
                      Purchasing and supplies                              --              --              -
                      Cashier                                               1               1              2
                      Others                                                2               2              3
--------------------------------------------------------------------------------------------------------------------
                                                                            5               5              13

--------------------------------------------------------------------------------------------------------------------
Total                                                                      12              12              20
--------------------------------------------------------------------------------------------------------------------

E.       SHARE OWNERSHIP

         The following table sets forth, as of May 31, 2006, the share ownership of the Company's common shares by each of our directors and executive officers.

         As of May 31, 2006, there were 11,548,416 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon exercise of options, warrants or convertible securities or pursuant to agreement or understanding.

        ----------------------------------- ----------------------------------- ----- ----------------
             NAME OF BENEFICIAL OWNER        AMOUNT AND NATURE OF BENEFICIAL            PERCENT OF
                                                        OWNERSHIP                          CLASS
        ----------------------------------- ----------------------------------- ----- ----------------
        Li Feilie                                                   14,480,593  (1)             90.2%
        ----------------------------------- ----------------------------------- ----- ----------------
        Tam Cheuk Ho                                                    80,000
        ----------------------------------- ----------------------------------- ----- ----------------
        Wong Wah On Edward                                              80,000
        ----------------------------------- ----------------------------------- ----- ----------------
        Lam Kwan Sing                                                       --                     --
        ----------------------------------- ----------------------------------- ----- ----------------
        Ng Kin Sing                                                         --                     --
        ----------------------------------- ----------------------------------- ----- ----------------
        Lo Kin Cheung                                                       --                     --
        ----------------------------------- ----------------------------------- ----- ----------------
        Officers and directors as a group                           14,640,593
        (6 persons)
        ----------------------------------- ----------------------------------- ----- ----------------

----------
(1) Shares are held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li. Includes 9,980,593 outstanding common shares and 4,500,000 common shares issuable upon exercise of the Warrants.

[Item 7] MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table sets forth, as of May 31, 2006, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

         As of May 31, 2006, there were 11,548,416 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon exercise of options, warrants or convertible securities or pursuant to agreement or understanding.

         The Company's major shareholders do not have different voting rights than other shareholders of the Company.

        ----------------------------------- ------------------------------ ------ --------------------
             NAME OF BENEFICIAL OWNER           AMOUNT AND NATURE OF               PERCENT OF CLASS
                                                BENEFICIAL OWNERSHIP
        ----------------------------------- ------------------------------ ------ --------------------
        Li Feilie                                              14,480,593  (1)                  90.2%
        ----------------------------------- ------------------------------ ------ --------------------

----------
(1) Shares are held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li. Includes 9,980,593 outstanding common shares and 4,500,000 common shares issuable upon exercise of the Warrants.

         As of May 8, 2006, our common shares were held of record by a total of 186 persons, of which 867,894 common shares were held of record by Cede & Co.

         To our knowledge, there are no arrangements the operations of which may, at a subsequent date, result in a change in control of the Company, other than the change of control that took place on February 3, 2006 when we acquired FMH. Details of the acquisition are provided elsewhere in this report.

B.       RELATED PARTY TRANSACTIONS

         On September 1, 2000, the Company and Anka Consultants Limited ("Anka"), a private Hong Kong company that is owned by certain directors of the

Company, entered into an office sharing agreement, based upon which the Company's head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. For the years ended December 31, 2003, 2004 and 2005, the Company paid rental expenses to Anka Consultants Limited amounted to RMB249,000 (US$31,000), RMB232,000 (US$29,000) and RMB211,000 (US$26,000), respectively.

         At December 31, 2003, the Company owed RMB1,603,000 (US$199,000) to an officer for unpaid salary. This was paid in full during 2004.

         At December 31, 2003 and 2004, the Company owed RMB296,000 (US$37,000) to related companies. These amounts were eliminated during 2005.

         At December 31, 2004 and 2005, the Company owed RMB205,000 (US$25,000) and RMB122,000 (US$15,000), respectively, to a director of iSense for advances received. These advances are unsecured, interest-free and are repayable on demand.

C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

[Item 8] FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2003, 2004 and 2005 are included herewith as Appendix A and are incorporated herein by reference.

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

B.       SIGNIFICANT CHANGES

         On February 3, 2006, the Company acquired all of the issued and outstanding capital stock of FMH and its subsidiary Wuhu, and thereby acquired the mining operations of Wuhu. Inasmuch as the acquisition was accounted for as a reverse acquisition that resulted in a change of control of the Company, in future filings, the operations of FMH and Wuhu will be presented on a consolidated basis and the historic operations of the Company will be those of FMH. Following the acquisition, we will be substantially dependent upon the operations of FMH and Wuhu in order to generate meaningful revenue and profitable operations. A description of the Company's acquisition of FMH is contained elsewhere in this report. Pro-forma financial information of the Company, giving effect to the Company's acquisition of FMH, is contained in the consolidated financial statements of the Company and subsidiaries filed as Appendix A to this report.

[Item 9] THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

         Our common shares have been listed on the Nasdaq Capital market since November 22, 2004, under the symbol "CHNR." From August 7, 1995 until November 22, 2004, our common stock was listed under the symbol "CHRB."

         The following table sets forth the annual high and low last trade prices of our common shares as reported by The Nasdaq Stock Market for each of the five preceding fiscal years. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

                      Period                               High             Low
                      ------                               ----             ---

         Fiscal Year ended:
                  December 31, 2005..................       $7.49          $2.88
                  December 31, 2004..................       13.37           3.30
                  December 31, 2003..................       13.30           1.70
                  December 31, 2002..................        2.99           1.20
                  December 31, 2001..................        4.00           2.15


         The following table sets forth the high and low last trade prices of our common shares as reported by The Nasdaq Stock Market for each fiscal quarter of 2004 and 2005. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

                      Period                               High             Low
                      ------                               ----             ---

         2004 Fiscal Year, quarter ended:
                  March 31, 2004.....................      $13.37          $7.67
                  June 30, 2004......................        7.90           5.47
                  September 30, 2004.................        5.77           3.30
                  December 31, 2004..................        8.05           3.48
         2005 Fiscal Year, quarter ended:
                  March 31, 2005.....................       $7.49          $3.90
                  June 30, 2005......................        5.46           3.81
                  September 30, 2005.................        4.71           3.90
                  December 31, 2005                          5.98           2.88

         The following table sets forth the monthly high and low last trade prices of our common shares as reported by The Nasdaq Stock Market for each month from July 2005 through December 31, 2005. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

                      Period                               High             Low
                      ------                               ----             ---

         Month ended:
                  December 31, 2005..................       $4.47          $3.50
                  November 30, 2005..................        5.98           2.88
                  October 31, 2005...................        4.10           3.50
                  September 30, 2005.................        4.48           3.90
                  August 31, 2005....................        4.43           4.00
                  July 31, 2005......................        4.71           4.23

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         Our common shares have been listed on The Nasdaq Capital Market since November 22, 2004, under the symbol "CHNR." From August 7, 1995 until November 22, 2004, our Common Stock was listed under the symbol "CHRB."

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

C.       MATERIAL CONTRACTS

         Other than contracts disclosed elsewhere in this annual report or entered into the ordinary course of business, the Company has not entered into any contracts during the two preceding fiscal years, which can reasonably be determined as being material to the Company. Subsequent to December 31, 2005, the Company entered into an Acquisition Agreement relating to its acquisition of all of the issued and outstanding shares of capital stock of FMH. The Acquisition Agreement is described elsewhere in this report and a copy of the Acquisition Agreement is filed as an exhibit to this report.

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

o The Company's interest income is sensitive to changes in the general level of Renminbi and Hong Kong dollars interest rates. In this regard, changes in interest rates affect the interest earned on the Company's cash equivalents. As of December 31, 2005, the Company's cash equivalents are mainly Renminbi and Hong Kong Dollar deposits with financial institutions, bearing market interest rates without fixed term.

o As of December 31, 2005, the Company had short-term investments in marketable securities in the Hong Kong stock market with a total market value of RMB4,257,000 (US$528,000). These investments expose the Company to market risks that may cause the future value of these investments to be lower than the original cost of such investments at the time of purchase.

o As at December 31, 2005, the Company owned an equity interest of 5.3% of Hainan Sundiro Motorcycle Co. Ltd. ("Sundiro"). The Company monitors its investment in Sundiro by reference to the fair market value of Sundiro's publicly traded shares. These investments expose the Company to market risks as the future value of these investments may be lower than the original cost of such investments at the time of purchase.

[Item 12] DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

[Item 13] DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         No disclosure is required in response to this item.

[Item 14] MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
          PROCEEDS

         No disclosure is required in response to this item.

[Item 15] CONTROLS AND PROCEDURES

         As of December 31, 2005, the Company's management has concluded its evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (the evaluation date). Disclosure controls and procedures are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Annual Report, is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

We have adopted a Code of Ethics that is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics was filed as an exhibit to our annual report on Form 10-KSB for the year ended December 31, 2003.

[Item 16C] PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal years 2004 and 2005.

                             Fiscal 2004                     Fiscal 2005
                             -----------                     -----------

Audit Fees                       $67,100                         $53,000
Audit-Related Fees                    --                              --
Tax Fees                              --                              --
All Other Fees                        --                              --
                                 -------                         -------
Total                            $67,100                         $53,000
                                 =======                         =======

         Audit Fees -- This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

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

                                    PART III

[Item 17] FINANCIAL STATEMENTS

         The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

                  Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

                  a. Consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005

                  b.       Consolidated balance sheets as of December 31, 2004
                           and 2005

                  c. Consolidated statements of shareholders' equity for the years ended December 31, 2003, 2004 and 2005

                  d. Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005

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

         1.3 Board of Directors Resolutions Designating Series B Preferred Stock and Establishing Rights, Preferences and Limitations (Filed as Exhibit 1.3 to Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and incorporated herein by reference.)

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

         Exhibit No.       Exhibit Description
         -----------       -------------------

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

         4.11 Acquisition Agreement dated as of January 24, 2006 by and between China Natural Resources, Inc., Feishang Mining Holdings Limited and Feishang Group Limited (Filed as Exhibit
                  10.1 to the Current Report on Form 6-K filed January 25, 2006, and incorporated herein by reference.)

         6 Computation of Earnings Per Share for Fiscal Year ended December 31, 2005 (Contained in Financial Statements filed herewith.)

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

         12.1 CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

         12.2 CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

         12.1 CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

         12.2 CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

----------
* Compensatory plan.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                          CHINA NATURAL RESOURCES, INC.



Date: June 9, 2006                            By: /s/ Li Feilie
                                                  ----------------
                                              Li Feilie, President

                                   APPENDIX A

                              FINANCIAL STATEMENTS

                  Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

                  a. Consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005

                  b.       Consolidated balance sheets as of December 31, 2004
                           and 2005

                  c. Consolidated statements of shareholders' equity for the years ended December 31, 2003, 2004 and 2005

                  d. Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005

                  e.       Notes to consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005


                                                                   Pages


Report of independent registered public accounting firm             F-2

Consolidated statements of operations                               F-3

Consolidated balance sheets                                      F-4 - F-5

Consolidated statements of shareholders' equity                     F-6

Consolidated statements of cash flows                            F-7 - F-8

Notes to consolidated financial statements                      F-9 - F-30

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
China Natural Resources, Inc.

We have audited the accompanying consolidated balance sheets of China Natural Resources, Inc. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Natural Resources, Inc. and subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, on February 3, 2006, the Company consummated the acquisition of Feishang Mining Holdings Limited ("FMH"). Subsequent to the acquisition, the former FMH shareholder holds 86.4% of the outstanding common shares of the Company. As a result, the acquisition of FMH by the Company is treated as a reverse acquisition.

GHP Horwath, P.C.
Denver, Colorado

April 27, 2006

                          CHINA NATURAL RESOURCES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 Year ended December 31,
                                                        Notes      2003            2004          2005           2005
                                                                    RMB             RMB           RMB            US$
NET SALES                                                         3,049           3,970         3,890            482

COST OF SALES                                                    (2,772)         (3,381)       (3,322)          (412)
                                                                 ------          ------        ------         ------

GROSS PROFIT                                                        277             589           568             70

DEPRECIATION                                                       (192)           (248)         (257)           (32)

IMPAIRMENT LOSS ON GOODWILL                               3          --          (4,696)         (770)           (95)

VALUATION ALLOWANCE                                      16     (24,810)        (13,304)       (6,505)          (806)

SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES, including
     expenses incurred to related parties of RMB249,
     RMB232 and RMB211 in 2003, 2004 and 2005,
     respectively                                                (6,401)         (8,019)       (6,733)          (834)

INTEREST INCOME/(EXPENSE), NET                                      313              20            (5)            (1)

OTHER INCOME/(EXPENSE), NET                               5       1,713           3,229          (132)           (16)
                                                                 ------          ------        ------         ------

LOSS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                           (29,100)        (22,429)      (13,834)        (1,714)

INCOME TAXES                                                         --             (11)          (30)            (4)
                                                                 ------          ------        ------         ------

LOSS FROM CONTINUING OPERATIONS                                 (29,100)        (22,440)      (13,864)        (1,718)

DISCONTINUED OPERATIONS
   Income from operations of
     discontinued supermarket segment (including
     gain on disposal of RMB327, net of taxes of Nil in
     2003), and loss from discontinued Xubu operations    4      (2,637)             --            --             --
                                                                 ------          ------        ------         ------

NET LOSS                                                        (31,737)        (22,440)      (13,864)        (1,718)
                                                                =======         =======       =======        =======
LOSS PER SHARE:
Basic and diluted
   Loss from continuing operations                               (30.20)         (18.79)       (11.11)         (1.38)
   Loss from discontinued operations                              (2.74)             --            --            --
                                                                 ------          ------        ------         ------

                                                                 (32.94)         (18.79)       (11.11)         (1.38)
                                                                =======         =======       =======        =======

The accompanying notes are an integral part of these consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2004 AND 2005

                    (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       December 31,
                                                                       2004                2005                2005
                                                      Notes            RMB                 RMB                 US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                            12,039                1,297                 161
Trading securities                                      7                54                4,257                 528
Trade receivables                                                       640                  617                  76
Other receivables, deposits and prepayments                             122                  123                  15
Short term loans receivable                             8               292                   --                   -
                                                                     ------               ------              ------

TOTAL CURRENT ASSETS                                                 13,147                6,294                 780
                                                                     ------               ------              ------

PROPERTY AND EQUIPMENT                                  9             1,122                  890                 110

INVESTMENTS                                            10            31,000               24,700               3,061

GOODWILL                                                3             1,600                  830                 103
                                                                     ------               ------              ------

TOTAL ASSETS                                                         46,869               32,714               4,054
                                                                     ======               ======              ======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                        514                  432                  54
Other payables and accrued liabilities                 11             2,610                2,825                 350
Current portion of capital lease                       12               180                  167                  21
Amounts due to related parties                         15               501                  122                  15-
Income taxes payable                                    6                11                   15                   2
                                                                     ------               ------              ------

TOTAL CURRENT LIABILITIES                                             3,816                3,561                 442

Capital lease, net of current portion                  12               206                   36                   4
                                                                     ------               ------              ------

TOTAL LIABILITIES                                                     4,022                3,597                 446
                                                                     ------               ------              ------

                                   (Continued)

                          CHINA NATURAL RESOURCES, INC.

                           DECEMBER 31, 2004 AND 2005

                    (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       December 31,
                                                                      2004                2005                2005
                                                      Notes           RMB                 RMB                 US$
COMMITMENTS                                            20

SHAREHOLDERS' EQUITY
Preferred shares, authorized -10,000,000 shares:
     Series B preferred shares, no par:                14
       Authorized - 320,000 shares
       Issued and outstanding - 320,000 shares                            3                    3                  --
Common shares, no par:
   Authorized - 200,000,000 shares
   Issued and outstanding - 1,247,823 shares           13                10                   10                   1
Additional paid-in capital                                          186,622              186,622              23,126
Reserves                                               19            28,028               28,028               3,473
Accumulated deficit                                                (171,969)            (185,833)            (23,028)
Accumulated other comprehensive income                                  153                  287                  36
                                                                     ------               ------              ------

TOTAL SHAREHOLDERS' EQUITY                                           42,847               29,117               3,608
                                                                     ------               ------              ------
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY                                              46,869               32,714               4,054
                                                                     ======               ======              ======

The accompanying notes are an integral part of these consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

                    (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                         Number of shares                                                        Accumulated
                         ----------------
                      Series B           Series B          Additional                                  other
                     Preferred    CommonPreferred    Common  paid-in               Accumulated comprehensive
                        shares    shares   shares    shares  capital    Reserves       deficit        income   Total
                        --------------------------------------------------------------------------------------------
                                              RMB       RMB      RMB         RMB           RMB           RMB     RMB
                                                                        (note 20)
Balance at
  January 1,
  2003                 320,000   837,823        3         7  169,052      28,028      (117,792)          158  79,456

Issuance of common
  shares upon
  exercise
  of options                     206,000                  1    6,636                                           6,637

Issuance of
  common shares
  in business
  acquisition                    100,000                  1    5,993                                           5,994

Net loss                                                                               (31,737)              (31,737)

Currency
  translation
  adjustments                                                                                             (2)     (2)
                                                                                                              ------
Comprehensive loss                                                                                           (31,739)
                        ------    ------   ------    ------   ------      ------        ------        ------  ------

Balance at
  December 31,
  2003                 320,000 1,143,823        3         9  181,681      28,028      (149,529)          156  60,348

Issuance of common
  shares upon exercise
  of options                     104,000                  1    4,941                                           4,942

Net loss                                                                               (22,440)              (22,440)

Currency
  translation
  adjustments                                                                                             (3)     (3)
                                                                                                              ------
Comprehensive loss                                                                                           (22,443)
                        ------    ------   ------    ------   ------      ------        ------        ------  ------

Balance at
  December 31,
  2004                 320,000 1,247,823        3        10  186,622      28,028      (171,969)          153  42,847

Net loss                                                                               (13,864)              (13,864)

Currency
  translation
  Adjustments                                                                                            134     134
                                                                                                              ------
Comprehensive loss                                                                                           (13,730)
                        ------    ------   ------    ------   ------      ------        ------        ------  ------

Balance at
  December 31,
  2005                 320,000 1,247,823        3        10  186,622      28,028      (185,833)          287  29,117
                        ======    ======   ======    ======   ======      ======        ======        ======  ======

The accompanying notes are an integral part of these consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                    Year ended December 31,
                                                                   2003          2004            2005           2005
                                                                    RMB           RMB             RMB            US$
                                                      (Revised - Note 3)
OPERATING ACTIVITIES
Net loss                                                        (31,737)      (22,440)        (13,864)        (1,718)
Adjustments to reconcile net loss to net cash
    (used in)/provided by operating activities:
       Depreciation                                                 192           248             257             32
       Write off of property and equipment                           --             7              --             --
       Valuation allowance on investment                         19,000        13,000           6,300            780
       Impairment of goodwill                                        --         4,696             770             95
       Valuation allowance on loan receivable                     2,226           304             205             25
     Valuation allowance on VAT receivable                        3,124            --              --             --
     Gain on elimination of payables                                 --            --            (295)           (37)

Changes in operating assets and liabilities:
    Trading securities                                              587           544          (4,203)          (521)
    Trade receivables                                              (623)           82              23              3
    Other receivables, deposits and prepayments                   6,360            47              (1)            --
    Amounts due to related parties                                  263          (128)            (84)           (10)
    Accounts payable                                                270            47             (82)           (10)
    Other payables and accrued liabilities                        2,126           302             215             27
    Amount due to an officer                                        115        (1,603)             --             --
    Income taxes payable                                             --            11               4              1
    Discontinued operations *                                     2,626         1,231              --             --
                                                                 ------        ------          ------         ------

Net cash (used in)/provided by operating activities               4,529        (3,652)        (10,755)        (1,333)
                                                                 ------        ------          ------         ------

                                   (Continued)

                          CHINA NATURAL RESOURCES, INC.

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                    Year ended December 31,
                                                                   2003          2004            2005           2005
                                                                    RMB           RMB             RMB            US$
INVESTING ACTIVITIES
    Purchases of property and equipment                            (321)          (28)            (25)            (3)
    Proceeds from disposal of property and equipment                151            --              --             --
    Repayment of a short term loan from a third party               212           477              87             11
                                                                 ------        ------          ------         ------

Net cash provided by investing activities                            42           449              62              8
                                                                 ------        ------          ------         ------

FINANCING ACTIVITIES
    Proceeds from issuance of common stock                        6,637         4,942              --             --
    Cash received in acquisition of a subsidiary                    189            --              --             --
    Repayment of principal of capital lease                        (165)         (169)           (183)           (23)
    Repayment to a former vice president                         (2,996)           --               -              -
                                                                 ------        ------          ------         ------

Net cash (used in)/provided by financing activities               3,665         4,773            (183)           (23)
                                                                 ------        ------          ------         ------

Effect of exchange rate changes on cash                              (2)           (3)            134             17
                                                                 ------        ------          ------         ------

NET (DECREASE)/INCREASE IN CASH AND CASH
  EQUIVALENTS                                                     8,234         1,567         (10,742)        (1,331)

CASH AND CASH EQUIVALENTS, AT BEGINNING
 OF YEAR                                                          2,238        10,472          12,039          1,492
                                                                 ------        ------          ------         ------

CASH AND CASH EQUIVALENTS, AT END
 OF YEAR                                                         10,472        12,039           1,297            161
                                                                =======       =======         =======        =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION
   Interest - capital lease                                          39            28              19              2
                                                                =======       =======         =======        =======
   Taxes                                                             --            --              23              3
                                                                =======       =======         =======        =======

SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING ACTIITIES:
    Property and equipment acquired under capital lease             637            83              --             --
                                                                =======       =======         =======        =======

Business acquisition:
    Fair value of assets acquired                                 6,599            --              --             --
    Liabilities assumed                                            (605)           --              --             --
                                                                 ------        ------          ------         ------

    Common stock issued                                           5,994            --              --             --
                                                                =======       =======         =======        =======

----------
* Cash flows from investing and financing activities of discontinued operations were not significant in 2003 and 2004.

The accompanying notes are an integral part of these consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

         The following depicts China Natural Resources, Inc. and its subsidiaries (collectively the "Group") at December 31, 2005:



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

         Hainan Cihui Industrial Company Limited ("HARC") is a People's Republic of China ("PRC") company incorporated in 1994. During 2003 to 2005, HARC performed limited commodity trading. HARC is a wholly owned subsidiary of CNRI.

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

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         Silver Moon Technologies Limited ("Silver Moon") is a BVI company incorporated in 2000 with its primary operations to be the provision of online internet healthcare information. Zhongwei Medi-China.com Limited ("Medi-China") is a Hong Kong company incorporated in 1999 to conduct the business of Silver Moon. Neither Silver Moon nor Medi-China is currently engaged in active business operations, however, they are poised to recommence their healthcare-related website to the extent that the e-commerce industry stabilizes and demonstrates signs of revival. Silver Moon is 80% owned by CNRI and Medi-China is 100% owned by Silver Moon.

         iSense Limited ("iSense") is a Hong Kong company incorporated in 2000 and acquired by the Company in 2003. iSense provides advertising, promotion and public relations services in Hong Kong and mainland China to both local and international customers.

2.       SUBSEQUENT EVENT

         On February 3, 2006 (the "Acquisition Date"), the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining Holdings Limited ("FMH"), a British Virgin Islands corporation (the "Acquisition"). FMH, through its wholly owned subsidiary, Wuhu Feishang Mining Development Co. Ltd., is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. The transaction was structured as a reorganization of FMH with and into the Company. As consideration for the Acquisition, the Company issued to the former FMH shareholder 9.980,593 of the Company's common shares, as well as warrants (the "Warrants") to purchase an additional 4,500,000 of the Company's common shares. In connection with the Acquisition, the 320,000 series B preferred shares were converted into 320,000 common shares. The Warrants entitle the holder to purchase: 2,000,000 common shares of the Company at an exercise price of US$4.00 per share for a period of two years from the Acquisition Date; 1,500,000 common shares at an exercise price of US$4.50 per share for a period of three years from the Acquisition Date; and 1,000,000 common shares at an exercise price of US$5.00 per share for a period of four years from the Acquisition Date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical.

         The acquisition of FMH by the Company is accounted for using the purchase method of accounting and is treated as a reverse acquisition because on a post-merger basis, the former FMH shareholder holds 86.4% of the outstanding common shares of the Company. As a result, FMH is deemed to be the acquirer for accounting purposes.

         The following table summarizes the initial estimated fair values of the Company's assets and liabilities acquired by FMH at the Acquisition Date. The purchase price was determined by multiplying the number of outstanding shares immediately prior to consummating the acquisition of 1,567,823 by the closing price of our common shares the day prior to the public announcement of the Acquisition Agreement between the Company and FMH. The allocation of the purchase price is preliminary and subject to refinement:

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2.       SUBSEQUENT EVENT (continued)

         (In thousands)

         Purchase price (including direct costs)                       47,309
         Current assets                               6,294
         Property and equipment                         890
         Investments                                 24,700
                                                     ------
         Total assets                                31,884
         Total liabilities assumed                   (3,597)
                                                     ------
         Net assets acquired                                           28,287
                                                                       ------
         Goodwill resulting from the acquisition                       19,022
                                                                       ======

         The goodwill resulting from the acquisition is not expected to be deductible for tax purposes.

         The following represents the unaudited pro forma balance sheet as of December 31, 2005 assuming the Acquisition was completed on December 31, 2005.

         (In thousands, except share and per share data)

                                                 As reported in
                                                   Accompanying                     Proforma
                                           Financial Statements           FMH    Adjustments      Proforma      Proforma
                                                            RMB           RMB            RMB           RMB           US$
         ASSETS
         CURRENT ASSETS:
           Cash and cash equivalents                      1,297        41,202                       42,499         5,266
           Trading securities                             4,257            --                        4,257           528
           Trade receivables                                617         4,622                        5,239           649
           Bills receivables                                 --           450                          450            56
           Other receivables, deposits and
             Prepayments                                    123           422                          545            68
           Amount due from a related company                 --        20,503                       20,503         2,540
           Inventories                                       --         3,788                        3,788           469
                                                         ------       -------                      -------        ------

         TOTAL CURRENT ASSETS                             6,294        70,987                       77,281         9,576
         INVESTMENTS                                     24,700            --                       24,700         3,061
         GOODWILL                                           830            --         18,192 a,b    19,022         2,357
         PROPERTY AND EQUIPMENT, NET                        890        33,656                       34,546         4,281
                                                         ------       -------                      -------        ------

         TOTAL ASSETS                                    32,714       104,643                      155,549        19,275
                                                         ======       =======                      =======        ======

                                   (CONTINUED)

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2. SUBSEQUENT EVENT (continued)

         LIABILITIES AND SHAREHOLDERS'
            EQUITY
         CURRENT LIABILITIES:
           Accounts payable                                 432           934                        1,366           169
           Other payables and accrued liabilities         2,825        20,200           (862) c     22,163         2,746
           Advance from customers                            --         1,174                        1,174           145
           Current portion of capital lease                 167            --                          167            21
           Amount due to related parties                    122         6,476            862  c      7,460           925
           Amount due to a director                          --        23,644                       23,644         2,930
           Dividends payable                                 --             5                            5             1
           Income taxes payable                              15         2,545                        2,560           317
                                                       --------       -------                      -------        ------

         TOTAL CURRENT LIABILTIES                         3,561        54,978                       58,539         7,254

         Capital lease, net of current portion               36            --                           36             4
                                                       --------       -------                      -------        ------

         TOTAL LIABILTIES                                 3,597        54,978                       58,575         7,258
                                                       --------       -------                      -------        ------

         SHAREHOLDERS' EQUITY
           Common shares                                     13            --         19,268  a,b   19,281         2,389
           Additional paid-in capital                   186,622            --       (186,622) a b       --            --
           Reserves                                      28,028         3,912                       31,940         3,958
           (Accumulated deficit)/retained earnings     (185,833)       45,513        185,833  a     45,513         5,640
           Accumulated other comprehensive income           287           240           (287) a        240            30
                                                       --------       -------                      -------        ------

         TOTAL SHAREHOLDERS' EQUITY                      29,117        49,665                       96,974        12,017
                                                       --------       -------                      -------        ------

         TOTAL LIABILITIES AND
           SHAREHOLDERS' EQUITY                          32,714       104,643                      155,549        19,275
                                                       ========       =======                      =======        ======

         Notes to Unaudited Proforma Balance Sheet as of December 31, 2005:

         (a) To eliminate CNRI's goodwill, equity accounts and accumulated deficit; to eliminate CNRI's accumulated other comprehensive income; to conform FMH's equity accounts to CHRI's capital structure.

         (b) To record the fair value of the goodwill of RMB19,022 (US$2,354).

         (c) To classify certain CNRI payables owed to companies that are affiliated with FMH.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (e)      Property and equipment
                  ----------------------
                  Property and equipment are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred.

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

                  The Company performs its impairment test annually during the fourth quarter of the fiscal year. Due to an increase in competition in the advertising industry, operating profits and cash flows were lower than expected and the earnings forecasts for the next five years were revised. In the fourth quarters of 2004 and 2005, impairment losses of RMB4,696 (US$582) and RMB770 (US$95), respectively, were recorded in the Company's advertising segment. The fair value of the advertising business was estimated using the present value of expected future cash flows.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (h)      Stock-based compensation
                  ------------------------
                  Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to continue accounting for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees ("APB 25"). The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based employee compensation plans. Accordingly, no compensation expense has been recognized for options granted to employees at fair market value. The following table illustrates the effect on net income/(loss) and income/(loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to its stock-based employee plans.

                                                                                   Year ended December 31,
                                                                              2003             2004             2005
                                                                       ---------------------------------------------
                                                                               RMB              RMB              RMB
                  Net loss, as reported                                    (31,737)         (22,440)         (13,864)
                  Add: Total stock-based employee
                    compensation expense determined
                    under fair value based method                               --             (946)              --
                                                                           -------          -------          -------

                                                                           (31,737)         (23,386)         (13,864)
                                                                           =======          =======          =======

                  Loss per share:
                  Basic and diluted- as reported                            (32.94)          (18.79)          (11.11)
                                                                           =======          =======          =======

                  Basic and diluted- pro forma                              (32.94)          (19.58)          (11.11)
                                                                           =======          =======          =======

                  The fair value of the options granted in 2004 was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.96%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 109.10%; and the life of the options of 2 months.

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

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

         (k)      Loss per share
                  --------------
                  Basic earnings (loss) per share amounts are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments, such as options or warrants, unless the effect is to reduce a loss or increase earnings per share. The basic and diluted weighted average shares outstanding during each of the years ended December 31, 2003, 2004 and 2005 were 963,478, 1,194,118 and 1,247,823, respectively.

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

                  The financial statements are stated in Renminbi. The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by the People's Bank of China on December 31, 2005 of US$1.00 = RMB8.07. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2005 or at any other date.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (m)      Interest income
                  ---------------
                  Interest on short-term loans receivable is recorded when earned.

         (n)      Recently issued accounting pronouncements
                  -----------------------------------------
                  In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (R) Share Based Payment which addresses the accounting for share-based payment transactions. SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB No.25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair values. SFAS No. 123 (R) will be effective for public companies that file as small business issuers as of the first interim period that begins after December 15, 2005. The Company is evaluating the provisions of SFAS No. 123 (R). Depending upon the numbers and terms of options that may be granted in future periods, the implementation of this standard could have a material impact on the Company's financial position and results of operations.

         (o) In 2005, the Company has separately disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations, which in prior years were reported on a combined basis as a single amount.

4.       DISPOSITION OF ASSETS

         Pursuant to an agreement dated April 22, 2003, the Company disposed of its entire interest in Zhuhai Zhongwei Development Company Limited ("Zhuhai Zhongwei") (a PRC company engaged in the operation of a supermarket in Zhuhai) to a third party affiliated with a former vice president. The Company recognised a gain of approximately RMB327 (US$41) from the disposition. The sales price was RMB6,000 (US$743) and was fully settled by offsetting against amounts due to a company owned by the former vice president. As a result of the disposition, the Company ceased supermarket operations. The results of operations of Zhuhai Zhongwei have been retroactively restated as discontinued operations. Revenues from discontinued supermarket operations were RMB1,758 (US$218), nil and nil for the years ended December 31, 2003, 2004 and 2005, respectively. Profit before income taxes from discontinued supermarket operations were RMB39 (US$5), nil and nil for the years ended December 31, 2003, 2004 and 2005, respectively.

         On February 10, 2004, the Company's subsidiary, HARC, disposed of its entire interest in Shenzhen Xubu Investment Co. Ltd. ("Xubu") to an unaffiliated third party for total consideration of RMB17,256 (US$2,136) (the "Purchase Consideration"). The Purchase Consideration was offset by capital in the amount of RMB16,026 (US$1,986) that had been withdrawn from Xubu By HARC. The net Purchase Consideration of RMB1,231 (US$153) was received by the Company on May 5, 2004. The results of operations of Xubu have been retroactively restated as discontinued operations. Revenues from discontinued Xubu operations were nil for each of the three years ended December 31, 2005. Losses before income taxes from discontinued operations were RMB3,003 (US$372), nil and nil for the years ended December 31, 2003, 2004 and 2005, respectively.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

5.       OTHER INCOME/(EXPENSE), NET

         Other income/(expense), net represents:

                                                                                   Year ended December 31,
                                                                              2003             2004             2005
                                                                       ---------------------------------------------
                                                                               RMB              RMB              RMB
         Net gain on trading of marketable securities                        1,235              373               37
         Unrealized loss on marketable securities                              (78)              --             (649)
         Recovery of bad debts and related costs                                --            2,850               88
         Gain on elimination of payables                                        --               --              295
         Other                                                                 556                6               97
                                                                           -------          -------          -------

                                                                             1,713            3,229             (132)
                                                                           =======          =======          =======

6.       INCOME TAXES

         Pre-tax loss from continuing operations for the years ended December 31, 2003, 2004 and 2005 was taxable in the following jurisdictions:

                                                                                   Year ended December 31,
                                                                              2003             2004             2005
                                                                       ---------------------------------------------
                                                                               RMB              RMB              RMB
         PRC (excluding Hong Kong)                                         (22,451)         (13,617)          (6,890)
         Other countries:
             USA (through the date of the Merger)                           (5,978)          (7,129)              --
             Hong Kong                                                        (671)          (4,581)            (613)
             BVI                                                                --            2,898           (6,331)
                                                                           -------          -------          -------

                                                                           (29,100)         (22,429)         (13,834)
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

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6. INCOME TAXES (continued)

         The reconciliation of income taxes/(tax benefit) for income tax computed at the PRC federal statutory tax rate applicable to foreign investment enterprises operating in Hainan, Zhuhai and Shenzhen Special Economic Zones in the PRC, to income tax expense is as follows:

                                                                                   Year ended December 31,
                                                                              2003             2004             2005
                                                                      ----------------------------------------------
                                                                               RMB              RMB              RMB
         PRC federal statutory tax rate                                        15%             15%            15%
         Computed expected income taxes (tax benefit)                       (4,365)          (3,364)          (2,075)
         Non-deductible expenses                                               997            1,332            2,016
         Net increase in valuation allowance                                 3,368            2,043               89
                                                                            ------           ------           ------

         Income tax expense for the year, all current                           --               11               30
                                                                            ======           ======           ======

         The deferred tax asset of the Group is comprised of the following:

                                                                                               December 31,
                                                                                           2004                 2005
                                                                                      ------------------------------
                                                                                            RMB                  RMB
         Deferred tax asset:
             Net operating loss carry forwards                                              422                  511
             Less: Valuation allowance                                                     (422)                (511)
                                                                                         ------               ------
                                                                                             --                   --
                                                                                         ======               ======

         No undistributed earnings of the Group's foreign subsidiaries were available at December 31, 2004 and 2005. Prior to the Merger, upon distribution of those earnings in the form of dividends or otherwise, the Group would have been subject to U.S. income taxes. Determination of the amount of unrecognized deferred U.S. income tax liability was not practicable because of the complexities associated with its hypothetical calculation.

         Through December 31, 2003, the Group had net operating loss carry forwards ("NOLs") of approximately RMB36,000 (US$4,348) for U.S. income tax purposes that were to expire in various years through 2023. The NOLs expired effective with the Merger. At December 31, 2005, the Group's subsidiaries in the PRC had NOLs amounting to approximately RMB3,406 (US$422) for PRC income tax purposes that expire in 2008.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7.       TRADING SECURITIES

                                                                                                December 31,
                                                                                            2004                 2005
                                                                                            RMB                  RMB
         Trading securities listed on Hong Kong
             Stock Exchange
                At cost                                                                      54                4,906
                Less: unrealized loss                                                        --                 (649)
                                                                                         ------               ------
         Fair value                                                                          54                4,257
                                                                                         ======               ======

8.       SHORT TERM LOANS RECEIVABLE

         As of December 31, 2004, short term loans receivable represented advances to an unaffiliated party of RMB292 (US$36). During the year ended December 31, 2005, loans of RMB87 (US$11) were repaid and loans of RMB205 (US$25) were written off. During the year ended December 31, 2004, loans of RMB291 (US$36) and interest thereon of RMB13 (US$2) were written off.

9.       PROPERTY AND EQUIPMENT

         Property and equipment consisted of:

                                                                                                December 31,
                                                                                            2004              2005
                                                                                            RMB               RMB
         At cost:
            Buildings                                                                       509                  509
            Machinery, equipment and motor vehicles                                       1,150                1,175
                                                                                         ------               ------
                                                                                          1,659                1,684

         Accumulated depreciation                                                          (537)                (794)
                                                                                         ------               ------
                                                                                          1,122                  890
                                                                                         ======               ======

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

10.      INVESTMENTS

         Cost method investments comprise:

                                                                                                December 31,
                                                                                           2004               2005
                                                                                           RMB                RMB
         Investment balance in Hainan Sundiro Motorcycle Co., Ltd.
             ("Sundiro") at beginning of years                                           44,000               31,000
         Valuation allowance                                                            (13,000)              (6,300)
                                                                                        -------               ------

                                                                                         31,000               24,700
                                                                                        =======               ======

         Cost method investments are interests in unlisted shares/equity of PRC companies in which the Group does not have a significant influence over their operating and financial policies. As of December 31, 2004 and 2005, the Group owns an equity interest of 5.3% of Sundiro. The Company monitors its investment in Sundiro by reference to the fair market value of Sundiro's publicly traded shares. During the second half of 2004 and 2005, the Company determined that there had been an other-than temporary decline in the value of its investment and recorded a write-down of RMB13,000 (US$1,609) and RMB6,300 (US$780), respectively.

11.      OTHER PAYABLES AND ACCRUED LIABILITIES

         Other payables and accrued liabilities consisted of:

                                                                                                December 31,
                                                                                           2004               2005
                                                                                           RMB                RMB
         Other payables                                                                   1,789                1,891
         Accrued liabilities                                                                821                  934
                                                                                         ------               ------

                                                                                          2,610                2,825
                                                                                         ======               ======

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

12.      CAPITAL LEASE

         The Company leases two automobiles under capital leases which expire in November 2006 and April 2008, respectively. Total monthly lease payments are approximately RMB17 (US$2) with interest of 6% and 3.5%, respectively. At December 31, 2005, the total amount of assets including cash paid at lease inception of RMB321 (US$38) recorded under the capital leases was RMB1,064 (US$132) and accumulated depreciation related to the assets was RMB572 (US$71). Future minimum lease payments under the leases are as follows:

                                                Year ending             Amount
                                               December 31,              (RMB)
                                               ------------             ------

                                                 2006                     185
                                                 2007                      24
                                                 2008                       8
                                                                         ----
                                                                          217
                      Less amount representing interest                   (14)
                                                                         ----
                                                                          203
                                   Less current portion                  (167)
                                                                         ----
                                      Long-term portion                    36
                                                                         ====

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

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

         During the year ended December 31, 2004, the board of directors granted options to certain employees and officers to purchase 104,000 shares of the Company's Common Stock, of which 24,000 shares are under the 1995 Plan and 80,000 shares are under the 2003 Plan, at an exercise price of RMB47.03 (US$5.68), exercisable through May, 2007. In May 2004, the options to purchase the 104,000 shares of the Company's Common Stock for US$5.68 per share were exercised and the Company issued the shares for RMB4,891 (US$591). The 1995 Plan terminated on March 31, 2005.

         A summary of the status of the Company's stock option plans as of December 31, 2003, 2004 and 2005 and the changes during the years then ended is as follows:

                                              2003                           2004                            2005
                                              ----                           ----                            ----
                                                   Weighted                       Weighted                       Weighted
                                      Shares       Average           Shares       Average           Shares        Average
                                                   exercise                       exercise                       exercise
                                                    price                          price                           price
                                                     RMB                            RMB                             RMB
        Outstanding at
            beginning of year           163,000     24.43                3,000     24.43                   --       --
        Granted                          46,000     59.33              104,000     47.03                   --       --
        Exercised                      (206,000)    32.11             (104,000)    47.03                   --       --
        Expired                                                         (3,000)    24.43                   --       --
                                       --------                       --------                      ---------
        Outstanding at
            end of year                   3,000     24.43                   --        --                   --       --
                                       ========                       ========                      =========

14.      PREFERRED SHARES

         The preferred shares entitle the holders to voting rights to the same extent and in the same manner as common shares; has no preemptive or other subscription rights and is not subject to any future calls or assessments. There are no redemption or sinking fund provisions applicable to the preferred shares and they have no rights to dividends or to distribution upon liquidation or dissolution of the Company.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

15.      RELATED PARTY BALANCES AND TRANSACTIONS


         At December 31, 2003, the Company owed RMB1,603 (US$199) to an officer for unpaid salary. This was paid in full during 2004.

         At December 31, 2003 and 2004, the Company owed RMB296 (US$37) to related companies. These amounts were written off during 2005.

         At December 31, 2004 and 2005, the Company owed RMB205 (US$25) and RMB122 (US$15), respectively, to a director of iSense for advances received. These advances are unsecured, interest-free and are repayable on demand.

16.      VALUATION ALLOWANCE

         Valuation allowance consists of the following:

                                                                                   Year ended December 31,
                                                                              2003             2004             2005
                                                                      ----------------------------------------------
                                                                               RMB              RMB              RMB

         Short-term loans receivable, and related interest                   2,684              304              205
         Investments (Sundiro)                                              19,000           13,000            6,300
         VAT receivable allowance                                            3,126               --               --
                                                                            ------           ------            -----
                                                                            24,810           13,304            6,505
                                                                            ======           ======            =====

17.      CONCENTRATION OF RISK

         Concentration of credit risk:

         Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash deposits, trading securities, trade receivables, short term loans receivable, and cost method investments.

         (i)    Cash and cash deposits

                The Group maintains its cash and cash deposits primarily with various Hong Kong based financial institutions. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

17.      CONCENTRATION OF RISK (continued)

         (ii)   Trade receivables

                The Group extends credit to its customers in the normal course of business. The group performs ongoing credit evaluations and generally does not require collateral. The Group maintains reserves for potential credit losses based upon its loss history and aging analysis. Such losses have been within management's expectations. At December 31, 2004, five customers accounted for 31%, 22%, 14%, 12% and 10% of trade receivables. At December 31, 2005, two customers accounted for 70% and 12% of trade receivables in the Company's advertising segment. During the year ended December 31, 2005, two customers accounted for 39% and 23%, respectively, of sales in the Company's advertising segment. During the year ended December 31, 2004, five customers accounted for 31%, 22%, 14%, 12% and 10%, respectively, of sales in the Company's advertising segment. During the year ended December 31, 2003, two customers accounted for 48% and 11%, respectively, of sales in the Company's advertising segment. During the year ended December 31, 2003, two customers accounted for 77% and 23%, respectively, of sales in the Company's commodity trading segment. During the year ended December 31, 2004, one customer accounted for 100% of sales in the Company's commodity trading segment. During the year ended December 31, 2005, one customer accounted for 100% of sales in the Company's commodity trading segment.

         (iii)  Short term loans receivable

                The Group carefully assesses the recoverability of loans not guaranteed or secured by collateral, and maintains reserves for potential credit losses based upon its analysis and upon its continued communication with its debtors. During the year ended December 31, 2003 the Group wrote off short-term loans receivable of approximately RMB2,226 (US$276). In 2004, the Group recovered the loans receivable, related interest and costs totaling RMB2,850 (US$353).During the year ended December 31, 2004, the Group wrote off short-term loans receivable of approximately RMB291 (US$35) and related interest of approximately RMB13 (US$2). During the year ended December 31, 2005, the Company wrote off short-term loans receivable of approximately RMB205 (US$25).

         (iv)   Cost method investments

                The Group's cost method investments consist of interests in unlisted shares/equity of PRC companies in which the Group does not have a significant influence over their operating and financial policies.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

18.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used by the Group in estimating the fair value of its financial instruments:

         (i)      Cash and cash equivalents

                  The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates their fair values.

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

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

19.      RESERVES AND DISTRIBUTION OF PROFITS (Continued)

         In accordance with the relevant PRC regulations and the Articles of Association, the collective welfare fund must be used for capital expenditure on staff welfare facilities. Such facilities are for the use of the staff and are owned by HARC.

         According to relevant laws and regulations in the PRC, distributable reserves of HARC and its subsidiaries are determined in accordance with the relevant PRC accounting rules and regulations. HARC had no retained earnings available for distribution as of December 31, 2004 and 2005.

         There were no appropriations to the surplus reserve or to the collective welfare fund for the years ended December 31, 2004 and 2005.

20.      COMMITMENTS

         The Company leases office space in Hainan and in Hong Kong. The lease in Hainan will expire in June 2007 and provides for monthly rent expense of approximately RMB4 (US$1). The Company leases additional Hong Kong office space from a company affiliated with certain directors of the Company on a month to month basis with monthly rent expense of approximately RMB17 (US$2). For the years ended December 31, 2003, 2004 and 2005, rental expenses paid to related parties amounted to RMB249 (US$31), RMB232 (US$28) and RMB211 (US$26), respectively. Total rental expenses under operating leases for the years ended December 31, 2003, 2004 and 2005 amounted to RMB840 (US$104), RMB306 (US$38) and RMB264 (US$33), respectively.

         At December 31, 2005, future minimum payments under non-cancelable operating leases payable in 2006 and 2007 are RMB48 (US$6) and RMB20 (US$2), respectively.

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

21.      FOREIGN CURRENCY EXCHANGE

         The RMB is not freely convertible into foreign currencies.

         From January 1, 1994 through July 2, 2005, a single rate of exchange was quoted daily by the People's Bank of China (the "Unified Exchange Rate"). Beginning July 23, 2005, the rate of exchange was revalued by 2.1% and the RMB is now to fluctuate according to the value of a group of currencies (the "managed float"). However, the unification or managed float of the exchange rates does not imply convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China.

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

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

22.      SEGMENT FINANCIAL INFORMATION (continued)

         Operating segment information
         -----------------------------

                                                                                   Year ended December 31,
                                                                              2003             2004             2005
                                                                      ----------------------------------------------
                                                                               RMB              RMB              RMB
         Net sales:
             Copper:
                 Net sales to unaffiliated customers                         1,904            1,842            1,989
             Advertising:
                 Net sales to unaffiliated customers                         1,145            2,128            1,901
                                                                           -------          -------          -------
         Total consolidated net sales                                        3,049            3,970            3,890
                                                                           =======          =======          =======

         Depreciation and amortization expenses:
             Copper                                                             34               34               35
             Advertising                                                         4               19               29
                                                                           -------          -------          -------

         Total segment depreciation and amortization expenses                   38               53               64

         Reconciling item:
             Depreciation and amortization expenses
                 attributable to corporate assets                              154              195              193
                                                                           -------          -------          -------

         Total consolidated depreciation and
             amortization expenses                                             192              248              257
                                                                           =======          =======          =======

         Income tax expense:
             Advertising                                                        --               11               30
                                                                           =======          =======          =======

         Segment income/(loss):
             Copper                                                             --                1                1
             Advertising                                                       231           (4,580)            (634)
                                                                           -------          -------          -------
         Total segment income/(loss)                                           231           (4,579)            (633)

         Reconciling items:
             Corporate expenses                                            (29,644)         (17,881)         (13,226)
             Interest income/(expense), net                                    313               20               (5)
                                                                           -------          -------          -------

         Total consolidated loss from continuing operations                (29,100)         (22,440)         (13,864)
                                                                           =======          =======          =======

                          CHINA NATURAL RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

22.      SEGMENT FINANCIAL INFORMATION (continued)

                                                                                  Year ended December 31,
                                                                         2003              2004                 2005
                                                                      ----------------------------------------------
                                                                          RMB               RMB                  RMB
         Segment assets:
             Copper                                                                         597                  621
             Advertising                                                                    876                  859
                                                                                         ------               ------

         Total segment assets                                                             1,473                1,480

         Reconciling items:
             Corporate assets                                                            14,396                6,534
             Investments                                                                 31,000               24,700

                                                                                         ------               ------

         Total consolidated assets                                                       46,869               32,714
                                                                                         ======               ======

         Expenditure for additions to long-lived assets:
             Copper                                                        --                 7                    8
             Advertising                                                   --                21                   17
             Corporate                                                    321                --                   --
                                                                       ------            ------               ------

         Total consolidated segment expenditure for
             additions to long-lived assets                               321                28                   25
                                                                       ======            ======               ======

         Long-lived assets of reportable segments and corporate assets consisting of property and equipment are located in the PRC and Hong Kong.