Form 20-F
period 2006-12-31
CHINA NATURAL RESOURCES INC
filed 2007-05-02
CIK 793628

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934

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

                        Common Shares, without par value
                                (Title of class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 11,548,416 Common Shares as of December 31, 2006.

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

                                                              Yes [ ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]  Accelerated Filer [ ]   Non-Accelerated Filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                     Item 17 [X]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

                                                              Yes [ ]     No [X]

                                   CONVENTIONS

         Unless otherwise specified, all references in this report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" are to Renminbi yuan, which is the lawful currency of the People's Republic of China ("China" or "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange as quoted by the People's Bank of China (the "PBOC Rate") on December 31, 2006, which was U.S.$1.00 = Rmb7.80. Translations from Hong Kong Dollars to U.S. Dollars have been made at the single rate of exchange as quoted by the Hongkong and Shanghai Banking Corporation Limited on December 31, 2006, which was U.S.$1.00 = HK$7.80. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

         References to "Company" are to CNRI, and include, unless the context requires otherwise, the operations of its predecessor and subsidiaries.

         References to "FMH" are to Feishang Mining Holdings Limited, a British Virgin Islands corporation and, since February 3, 2006, a wholly-owned subsidiary of CNRI.

         References to "GAAP" or "U.S. GAAP" are to generally accepted accounting principles of the United States.

         References to "Hainan" are to Hainan Province of the PRC.

         References to "HARC" are to Hainan Cihui Industrial Company Limited, a Sino-foreign joint stock company organized in the PRC, and a wholly-owned subsidiary of the Company. On October 3, 2006, the Company disposed of its entire interest in HARC, including its subsidiaries, First Goods And Materials Supply And Sales Corporation, Second Goods And Materials Supply And Sales Corporation and Hainan Zhongwei Trading Company Limited, to an unaffiliated third party.

         References to "iSense" are to iSense Limited, a Hong Kong company whose capital was 100% acquired by the Company on August 29, 2003. On July 31, 2006, the Company disposed of its entire interest in iSense to the director and former shareholder of iSense.

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

                                    PART I

[Item 1] IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         No disclosure is required in response to this Item.

[Item 2] OFFER STATISTICS AND EXPECTED TIMETABLE

         No disclosure is required in response to this Item.

[Item 3] KEY INFORMATION

A.       SELECTED FINANCIAL INFORMATION

         On February 3, 2006 (the "Acquisition Date"), the Company consummated the acquisition of all of the issued and outstanding capital sock of Feishang Mining Holdings Limited ("FMH"), a British Virgin Islands corporation (the "Acquisition"). The acquisition of FMH by the Company was accounted for using the purchase method of accounting and is treated as a reverse acquisition because on a post-merger basis, the former FMH shareholder holds 86.4% of the outstanding common shares of the Company. As a result, FMH is deemed to be the acquirer for accounting purposes. Accordingly, the following selected financial data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, represent the operations of FMH and its wholly-owned subsidiary, Wuhu Feishang Mining Development Co. Ltd. ("Wuhu"), through February 2, 2006 and the consolidated operations of FMH and the Company subsequent to February 2, 2006. We have retroactively restated our issued share capital to reflect the acquisition by FMH. The selected financial data are derived from (I) the audited financial statements of Anhui Fanchang Zinc and Iron Mine (the predecessor of Wuhu, see "history of FMH" below) for the year ended December 31, 2002 and four months ended April 30, 2003, (II) the audited financial statements of Wuhu for the eight months ended December 31, 2003; (III) the audited consolidated financial statements of FMH for the years ended December 31, 2004 and 2005, (IV) the audited consolidated financial statements of the Company for the year ended December 31, 2006, and should be read in conjunction therewith. Details of the Company's acquisition of FMH are described elsewhere in this report.

                                                             IN THOUSANDS, EXCEPT SHARE AMOUNTS
                                    PREDECESSOR OF WUHU (I)       SUCCESSOR      FMH (III)      FMH (III)    COMPANY (IV)
                                 ---------------------------    ------------   ------------   ------------   ------------
                                                                 (WUHU) (II)
                                                                ------------
                                                    4 MONTHS        8 MONTHS
                                   YEAR ENDED          ENDED           ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                 DECEMBER 31,      APRIL 30,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                         2002           2003            2003           2004           2005           2006
                                 ------------      ---------    ------------   ------------   ------------   ------------
                                          RMB            RMB             RMB            RMB            RMB            RMB
OPERATING STATEMENT DATA
Net sales                              36,129         10,439          31,893         77,939         98,962        145,389
Operating expenses                     (7,943)        (2,154)         (4,541)        (4,597)        (9,172)       (14,170)
Income/(loss) from continuing
  operations before income taxes          (42)           778           7,460         41,992         52,381        100,265
Income/(loss) from continuing
  operations                              (42)           753           7,460         41,992         44,046         85,108
Income/(loss) from discontinued
  operations                           (1,825)          (159)            (72)            12             --        (12,560)
Net Income/(loss)                      (1,867)           594           7,388         42,004         44,046         72,548

Income/(loss) per share:
  Basic
    Continuing operations               (0.01)          0.08            0.75           4.21           4.41           7.46
    Discontinued operations             (0.18)         (0.02)          (0.01)            --             --          (1.10)
                                        -----           ----            ----           ----           ----           ----
                                        (0.19)          0.06            0.74           4.21           4.41           6.36
                                        =====           ====            ====           ====           ====           ====
Income/(loss) per share:
  Diluted
    Continuing operations               (0.01)          0.08            0.66           3.73           4.36           6.17
    Discontinued operations             (0.18)         (0.02)          (0.01)            --             --          (0.91)
                                        -----           ----            ----           ----           ----           ----
                                        (0.19)          0.06            0.65           3.73           4.36           5.26
                                        =====           ====            ====           ====           ====           ====
Weighted average number of
  shares outstanding
    Basic                           9,980,593      9,980,593       9,980,593      9,980,593      9,980,593     11,402,372
    Diluted                         9,980,593      9,980,593      11,249,369     11,245,975     10,110,036     13,798,731

BALANCE SHEET DATA
Total assets                           68,777         71,334          71,894         89,601        104,643        180,765
Current assets                         21,880         30,522          28,416         55,381         70,987        143,330
Current liabilities                    47,710         49,587          52,514         28,218         54,978         50,234
Working capital                       (25,830)       (19,065)        (24,098)        27,163         16,009         93,096
Shareholders' equity                   21,067         21,747          19,380         61,383         49,665        130,531

         The Company has not paid any dividends with respect to its Common Shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company's Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries. In accordance with the relevant PRC regulations and the Articles of Association of Wuhu, appropriations of net income as reflected in its statutory financial statements are to be allocated to each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, as determined by the resolution of the board of directors annually. In addition to the foregoing, any future determination to pay a dividend to holders of its Common Shares will depend on the Company's results of operations, its financial condition and other factors deemed relevant by the board of directors. Since the acquisition of CNRI by China Resources in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders. Prior to the Acquisition, the board of directors of Wuhu declared dividends of RMB44,005,000 and RMB38,462,000 on February 28, 2005 and January 27, 2006,
respectively.

EXCHANGE RATES

         The Company's reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The rate of exchange means the quote made by the People's Bank of China (the "PBOC Rate"). The average rate means the average of the exchange rates of the last date of each month during a year.

YEAR                               2002            2003           2004            2005          2006
----                             ------          ------         ------          ------        ------
High                             8.2776          8.2778         8.2775          8.2767        8.0702
Low                              8.2760          8.2765         8.2763          8.0702        7.8051
Average for period               8.2770          8.2771         8.2768          8.1826        7.9573
End of period                    8.2770          8.2767         8.2765          8.0702        7.8051

MONTH                            Oct 06          Nov 06         Dec 06          Jan 07        Feb 07         Mar 07
-----                            ------          ------         ------          ------        ------         ------
High                             7.9149          7.8811         7.8360          7.8160        7.7662         7.7520
Low                              7.8738          7.8313         7.8051          7.7705        7.7415         7.7257

         The exchange rate on April 20, 2007 was 7.7150.

B.       CAPITALIZATION AND INDEBTEDNESS

         No disclosure is required in response to this Item.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         No disclosure is required in response to this Item.

D.       RISK FACTORS

INVESTORS SHOULD CONSIDER POLITICAL, ECONOMIC AND LEGAL FACTORS APPLICABLE TO INVESTMENTS IN THE PRC PRIOR TO INVESTING IN OUR COMPANY.

         Since 1997, the PRC government has been making efforts to promote reforms of its economic system. These reforms have brought about marked economic growth and social progress, and the economy of China has shifted from a planned economy to a socialist market economy. Wuhu has also benefited from the economic reforms implemented by the PRC government and the economic policies and measures. However, economic, legal and social policies in the PRC are not similar to those of Western governments and revisions or amendments may be made to these policies and measures from time to time, and Wuhu is not in a position to predict whether any change in the political, economic or social conditions may adversely affect the operating results of Wuhu, and how those changes may impact on us.

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

GEOGRAPHIC LIMITATIONS MAY MAKE IT DIFFICULT TO OBTAIN JURISDICTION OVER OUR COMPANY, OUR MANAGEMENT OR OUR ASSETS.

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

THE RIGHTS OF OUR SHAREHOLDERS ARE SUBJECT TO BRITISH VIRGIN ISLANDS LAW, THE PROVISIONS OF WHICH MAY NOT BE AS FAVORABLE TO SHAREHOLDERS AS US LAW.

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

OUR STATUS AS A "FOREIGN PRIVATE ISSUER" RESULTS IN LESS INFORMATION BEING AVAILABLE ABOUT US THAN DOMESTIC REPORTING COMPANIES.

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

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND THERE ARE RESTRICTIONS ON THE CONVERSION OF LOCAL CURRENCY.

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

AS A "FOREIGN PRIVATE ISSUER" WE ARE NOT SUBJECT TO CERTAIN RULES PROMULGATED BY NASDAQ THAT OTHER NASDAQ-LISTED ISSUERS ARE REQUIRED TO COMPLY WITH, SOME OF WHICH ARE DESIGNED TO PROVIDE INFORMATION TO AND PROTECT INVESTORS.

         Our common shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. As permitted under Nasdaq rules applicable to foreign private issuers such as China Natural Resources, we have determined not to comply with the following Nasdaq rules:

         o a majority of our board of directors are not independent as defined by Nasdaq rules;
         o our independent directors do not hold regularly scheduled meetings in executive session;
         o the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present in the deliberations concerning his compensation;
         o related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors;
         o we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person;
         o we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting; and
         o we are not required to participate in an electronic link with a specified registered depository in connection with any direct registration program that we may establish in the future.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions.

THERE ARE A LIMITED NUMBER OF OUR COMMON SHARES IN THE PUBLIC FLOAT AND TRADING IN OUR SHARES IS NOT ACTIVE; THEREFORE, OUR COMMON SHARES TEND TO EXPERIENCE PRICE VOLATILITY.

         There are currently approximately 1,262,926 of our common shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the People's Republic of China. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

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

WUHU'S EARNINGS AND, THEREFORE, OUR PROFITABILITY, MAY BE AFFECTED BY METALS PRICE VOLATILITY.

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

WUHU HAS NOT PERFORMED FEASIBILITY STUDIES AND, THEREFORE, RELIABLE ESTIMATES OF PROVEN OR PROBABLE RESERVES CANNOT BE PROVIDED AND IF MINERALS ARE DEPLETED FROM OUR MINES PRIOR TO TERMINATION OF OUR MINERAL RIGHTS, WE MAY BE UNABLE TO GENERATE REVENUES.

         Both the quantity of ores and metal reserves are primarily based on estimates and we have conducted no feasibility studies to confirm the amount of proven or probable reserves contained in the mines in which we have mineral rights. While we are currently extracting and selling minerals from our mines, we are unable to predict the extent of mineral deposits in our mines or whether there will continue to be sufficient minerals deposits to allow us to extract minerals at current levels for the duration of our mining rights. Moreover, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable, and the economic value of ore reserves may be adversely affected by price fluctuations in the metal market, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction.

WE RELY ON OPERATING PERFORMANCE OF A SINGLE MINE AND IF OUR MINE DEVELOPMENT PLANS ARE UNSUCCESSFUL, WUHU, AND AS A RESULT, WE, MAY SUFFER A DECREASE IN PROFITABILITY.

         The principal operating asset of Wuhu is the Yang Chong Mine. Over 80% of the turnover of Wuhu was generated from the Yang Chong Mine. Since its acquisition in May 2003 until December 31, 2006, 100 % of Wuhu's sales of zinc and approximately 70% of Wuhu's sales of iron were derived from metal output from Yang Chong Mine. Although Wuhu plans to increase its production levels by opening two additional mine shafts in the Yang Chong Mine, as well as by acquiring additional mining rights in the PRC, there is no assurance that these development projects will be successful. If these development plans are unsuccessful, Wuhu may suffer a decrease in overall profit margins, operating performance and investment return, and may adversely affect the operating results of Wuhu.

WUHU'S OPERATING RESULTS MAY BE DEGATIVELY IMPACTED BY AMORTIZATION POLICIES APPLICABLE TO MINING RIGHTS.

         Wuhu's mining rights are amortized based on actual units of production over estimated reserves of the mines. Wuhu reviews the production plans and the reserve levels of the mines periodically. Accordingly, any material change in the production plan of Wuhu's mines or modification of reserve levels may have a negative impact on Wuhu's operating results.

WUHU RELIES ON SUB-CONTRACTORS TO PERFORM MINERAL EXTRACTION OVER WHOM WUHU HAS LITTLE CONTROL.

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

WE ARE SUBJECT TO NUMEROUS RISKS AND HAZARDS ASSOCIATED WITH THE MINING
INDUSTRY.

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

WUHU DEPENDS ON A SINGLE CUSTOMER WITH WHOM WUHU HAS NO BINDING CONTRACTUAL UNDERSTANDINGS, AND THE LOSS OF THAT CUSTOMER WOULD MATERIALLY AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         Wuhu's entire production of zinc for the years ended December 31, 2004, 2005 and 2006 were sold to a single customer, Huludao Zinc Industry Co. Ltd. ("Huludao"), the largest zinc smelter in Asia. Wuhu is a party to a one-year sales contract with Huludao, subject to renewal every year; however, the sales contract does not obligate Huludao to purchase zinc from Wuhu. In the event Huludao ceases or reduces its purchases from Wuhu, or if Wuhu and Huludao are unable to agree upon renewal terms or Wuhu's sales contract with Huludao is not renewed for any other reason, Wuhu will have to identify one or more alternative outlets for its mineral production. While the sales contract has been renewed on an annual basis in the past, the loss of Huludao as a source for Wuhu's zinc production could adversely affect our results of operations.

WUHU MAY BE UNABLE TO SUCCESSFULLY COMPETE FOR MINERAL RIGHTS WITH COMPANIES HAVING GREATER FINANCIAL RESOURCES THAN IT HAS.

         Mines have limited lives and as a result, Wuhu continually seeks to expand its reserves through the acquisition of additional mining rights. As there is a limited supply of desirable mineral deposits in the PRC, Wuhu faces strong competition for mining rights from other mining companies, some of which have greater financial resources than Wuhu, Wuhu may not be able to acquire attractive mineral rights on terms that Wuhu considers acceptable.

[Item 4] INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         China Resources was incorporated as Magenta Corp. on January 15, 1986, in the State of Nevada. It was formed to acquire businesses that would provide a profit to the Company. China Resources had no operating business until control of it was acquired in December 1994, by the former shareholders of CNRI, who exchanged all of the issued and outstanding shares of capital stock of CNRI for 108,000 shares of China Resources' Common Stock. As a result of the acquisition, the former shareholders of CNRI acquired 90% of the then issued and outstanding shares of Common Stock of China Resources, and CNRI became a wholly owned subsidiary of China Resources. CNRI was incorporated in the British Virgin Islands on December 14, 1993.

         On December 9, 2004, China Resources merged with and into CNRI (the "Redomicile Merger"). The Redomicile Merger was consummated through an exchange of shares of China Resources for shares of CNRI on a one-for-one basis. As a result of the Redomicile Merger, the Company became domiciled in the British Virgin Islands and CNRI has succeeded to the rights and obligations of China Resources under its existing agreements and relationships. Prior to the Redomicile Merger, the Company's common shares were traded on the Nasdaq Capital market under the symbol "CHRB". Following the Redomicile Merger, the trading symbol was changed to "CHNR".

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

         Under the terms of the Acquisition Agreement governing the acquisition, the Company issued 9,980,593 of its common shares to the Shareholder, representing approximately 86.4% of its issued and outstanding common shares (after giving effect to the issuance and the exchange of 320,000 currently outstanding preferred shares for 320,000 common shares, as described below), and issued to the Shareholder warrants (the "Warrants") to purchase an additional 4,500,000 common shares. Ching Lung Po, director, President, Chief Executive Officer and Chairman of the Company resigned at the closing of the acquisition, and Li Feilie, Chairman of FMH, was appointed as director, President, Chief Executive Officer and Chairman of the Company. The Company's other directors and executive officers were not changed as a result of the acquisition.

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

         The Company's executive offices are located at Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong, telephone (852) 2810-7205. The Company does not currently have an agent in the United States.

B.       BUSINESS OVERVIEW

         From 2000 until 2005, the Company was primarily engaged in identifying, acquiring and operating business opportunities and, when management deems it advisable, disposing of acquired businesses.

         The Company commenced an advertising, promotion and public relations business which it operated through iSense, in 2003. iSense is an integrated marketing company dedicated to providing creative advertising and promotions services to both local and international customers engaged in various industries, including technology and new media, healthcare products and consumer goods. The Company ceased its advertising business upon the disposal of iSense on July 31, 2006.

         On February 3, 2006, the Company consummated the acquisition of all of the issued and outstanding capital sock of Feishang Mining Holdings Limited ("FMH"), a British Virgin Islands corporation (the "Acquisition"). Since the date the Acquisition was completed the Company's sole operations have consisted of the mining of zinc, iron and other minerals for distribution in the PRC, through the acquisition of FMH.

         The Company has not been a party to any bankruptcy, receivership or similar proceedings, trade suspensions or cease trade orders by any regulatory authority.

         The following describes activities conducted by the Company's subsidiaries during the year ended December 31, 2006.

iSENSE

         iSense was Incorporated in March 2000 in Hong Kong. iSense is an integrated marketing company which provide advertising, promotion and public relations services in Hong Kong and mainland China to both local and international customers. On July 31, 2006, the Company disposed of its 100% equity interest in iSense to the director and former shareholders of iSense for consideration of RMB2,060,000 (US$264,000).

HARC

         HARC is a Sino-foreign joint stock company incorporated in the PRC on June 28, 1994 with a registered capital of RMB100 million (US$12.8 million). HARC owns a 5.3% equity interest in unlisted shares of Hainan Sundiro Motorcycle Co., Ltd., a PRC company listed on the Shenzhen Stock Exchange in the PRC. HARC also trades copper occasionally for its own account. On October 3, 2006, we consummated the sale of all of our right, title and interest in and to the capital stock of HARC to Allied Clear Investments Limited, an unaffiliated British Virgin Islands corporation, for a purchase price of RMB30,900,000 (US$3,862,000).

SUNWIDE

         Sunwide was incorporated in the British Virgin Islands on January 22, 2001. Sunwide is primarily engaged in investing in marketable securities, traded in US markets, as short-term investments. Sunwide is our wholly owned subsidiary.

SILVER MOON AND MEDI-CHINA

         Silver Moon is a British Virgin Islands company incorporated on March 24, 2000. The principal business of Silver Moon and its wholly-owned subsidiary, Medi-China, a Hong Kong company incorporated on October 15, 1999, is to provide online Internet healthcare content, through its website, medi-china.com, which offers health-related content in both English and Chinese, with a focus on Chinese herbal medicine and therapies. Neither Silver Moon nor Medi-China is currently engaged in active business operations. Silver Moon is owned 80% by us and 20% by E-Link Investment Limited, an unaffiliated party.

FMH AND WUHU

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

         Wuhu was established as a sino-foreign joint stock limited liability company between Wuhu Feishang Enterprise Development Company Limited ("WFED") (50%) and Feishang International Holdings Limited ("FIH") on June 21, 2002 with a tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of Wuhu is RMB12 million (US$1.5 million), of which RMB6 million (US$769,000) was each contributed by WFED and FIH. In May 2003, Wuhu acquired the entire business of Anhui Fanchang Zinc and Iron Mine, a stated-owned enterprise ("Anhui Fanchang"). In April 2005, WFED and FIH transferred their interests in Wuhu to FMH, at cost, and since the date of such transfer, FMH has been the owner of 100% of the capital stock of Wuhu.

BUSINESS OF FMH

         FMH conducts its operations through Wuhu. Wuhu's principal activities are the mining of zinc, iron and other minerals for distribution in the PRC. In early 2004, Wuhu sold its mining business in activated bleaching earth and metallurgy bentonite to Wuhu Feishang Non-Metal Material Co. Ltd. ("WFNM"), a related party, for consideration of RMB8,050,000 (US$1,032,000). At present, Wuhu owns the mining rights to two mines located in Wuhu City, Anhui Province, the PRC: The Yang Chong Mine contains iron and zinc minerals and the Zao Yun Mine contains mainly iron minerals. The two mines produced 47,000 tons of iron and 8,600 tons of zinc in 2005, and 46,000 tons of iron and 6,400 tons of zinc in 2006. The majority of the iron and zinc ore is mined from the Yang Chong Mine. Wuhu acquired the entire business of Anhui Fanchang in May 2003, including but not limited to the mining rights to two mines, the properties and the refinery facilities of the mines. Wuhu City is located in the northwestern Yangtze River Delta and the center of East China, approximately 384 kilometers from Shanghai.

         The table below summarizes the production quantity and sales quantity for each of the years ended December 31, 2004, 2005 and 2006 included in continuing operations.

                                      2004            2005            2006
                                    ------          ------          ------
Production quantity (tons):
  Zinc                               7,800           8,650           6,380
  Iron                              58,160          46,800          46,107
  Micaceous iron oxide - grey        1,072             524             628

Sales quantity (tons):
  Zinc                               7,782           8,841           6,248
  Iron                              58,326          46,201          46,357
  Micaceous iron oxide - grey        1,089             612             713

YANG CHONG MINE

         The Yang Chong Mine is an underground mine located in Fanyang Town, Fanchang, Anhui Province in the PRC, the centre of which has a geological coordinate EL 118(degree)08'00", NL31(degree)05'40". The mine is approximately
4.2 kilometers east of Fanchang City and 13.5 kilometers north-west of Digang Town. Access to the mine is via Province Road 321 approximately 40 kilometers from Wuhu City. Yang Chong Mine has a total mining area of 0.186 square kilometers. The Yang Chong Mine contains iron and zinc.

         The area's mining history dates back to the early 1990s. An exploration and development campaign was completed by Nanchang Engineering & Research Institute of Nonferrous Metal in 1991, with a planned daily mining capacity of approximately 100 tons of ore. Full scale ore production started in 1999 and the daily mining capacity gradually increased to approximately 600 tons of ore in 2006.

         Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at Yang Chong Mine is licensed to Wuhu by the State for a period of years (see "Government Regulation," below). The Company is the only party that is currently licensed to mine the Yang Chong Mine. The Company's current license to mine the Yang Chong Mine expires on December 31, 2011, and may be renewed upon expiry.

         Yang Chong Mine is a zinc-iron underground mine. The formations are believed to date from the Silurian to Triassic ages, with deposits in limestone and diritic porphyrit contact belt. Ore bodies consist of zinc, magnetite and composite iron bed. The general course of the mine is N85(degree)E, with NNE inclination of 70(degree). There are three ore bodies found in the area. Ore body I is mainly zinc-iron paragenic deposits. The low side of the ore body is uncontinuous magnetite deposits. Ore body II consists of zinc-iron paragenic deposits and zinc deposits. Ore body III consists of continuous deposits and iron deposits.

         Access to the underground workings at the Yang Chong Mine is via a ramp from the surface and connecting numerous levels. At the end of 2006, the exploitation of the Yang Chong Mine 50 meters below sea level has been nearly completed. Since early 2007, the principal working levels lay between the elevations of 50 and 150-meters below sea level. The electricity supply in the mining area is mainly provided by East China Grid, with 500 kilo voltage of transmission base located in 3 kilometers east of Yang Chong Mine.

         Wuhu outsources mine extraction to an unrelated third party. Under an agreement dated October 1, 2002 and a supplementary agreement dated January 1, 2006, Wuhu entered into sub-contracting agreements with Wenzhou Mining Engineering Co. Ltd. (formerly known as Zhejiang Universal Tunnel Engineering Co. Ltd.) for outsourcing the mine extraction work for Yang Chong Mine. Under the agreements, the subcontractor guarantees an extraction volume of 5,000 tons per month and charges a service fee of RMB41.2 (US$5.30) per ton of ore extracted and RMB13 (US$1.70) per ton of useless stone removal. For the developing of ramps, the subcontractor charges a service fee of RMB1,500 (US$192) per extra meter of inclined shaft and RMB1,188 (US$152) per extra meter of flat shaft. Except for the mining of raw minerals, which is outsourced to an unrelated third party (as described above), all the procedures of the refinery process are performed by Wuhu. Raw minerals extracted from Yang Chong Mine are refined into iron and zinc metals in factories located near the mine.

         Wuhu's management believes that prospects in the PRC iron and zinc markets will continue to present it with attractive opportunities for growth and expansion. Wuhu plans to increase the existing daily mining capacity to 900 tons of raw ore by the end of 2007 opening two additional mine shafts. One mine shaft opened in December 2005 and the other has been under trial run since December 2006.

         All equipment, infrastructure and facilities material to Wuhu's operations are believed to be in good condition. The plant was constructed in 1991 and has been periodically upgraded. The processing plant is capable of producing approximately 600 tons of finished products per day. The processing facilities process raw ore from both the Yang Chong Mine and Zao Yun Mine. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and an administration building. At December 31, 2006, the net book value of property, plant and equipment of Yang Chong Mine was approximately RMB21,732,000 (US$2,786,000)

ZAO YUN MINE

         The Zao Yun Mine is also an underground mine located in Fanyang Town, Fanchang, Anhui Province in the PRC, the centre of which has a geological coordinate EL 118(degree)12'47", NL31(degree)08'54". The mine is approximately
8.5 kilometers east of Fanchang City and 17 kilometers northwest of Digang Town. Access to the mine is via Province Road 321 approximately 40 kilometers through Wuhu City. Zao Yun Mine has a total mining area of approximately 0.0136 square kilometers. The Zao Yun Mine contains mainly iron. In September 2006, a small quantity of copper was found in Zao Yun Mine, and Wuhu has installed processing equipment for copper which is currently under trial production.

         The Zao Yun Mine has been in operation since 1998. In 2006, the monthly mining capacity of the Zao Yun mine was approximately 4,000 tons of iron ore. The Company is the only party that is currently licensed to mine the the Zao Yun Mine. The Company's current license to mine the Zao Yun Mine expires on October 31, 2009, and may be renewed upon expiry.

         Access to the underground workings at the Zao Yun Mine is via a ramp from the surface and connecting numerous levels. At the end of 2006, the exploitation of the Zao Yun Mine 70-meter below sea level was completed. Since early 2007, the principal working levels lay between 70 and 195 meters below sea level. The electricity supply in the mining area is mainly provided by Meishan Power Station, with 110 kilo voltage of transmission base located in 8 kilometers north-east of Zao Yun Mine.

         Wuhu outsources mine extraction to an unrelated third party. Under an agreement dated October 1, 2002 and a supplementary agreement dated April 1, 2006, Wuhu entered into sub-contracting agreements with Wenzhou Mining Engineering Co. Ltd. for outsourcing the mine extraction work for Zao Yun Mine. Under the agreements, the subcontractor charges a service fee of RMB68 (US$8.70) per ton of ore extracted and RMB19.5 (US$2.50) per ton of useless stone removal. For the developing of ramps, the subcontractor charges a service fee off RMB1,700 (US$218) per extra meter of inclined shaft and RMB1,500 (US$192) per extra meter of flat shaft. Except for the extraction of raw minerals, which is outsourced to an unrelated third party, all phases of the refinery process are performed by Wuhu.

         All equipment, infrastructure and facilities material to Wuhu's operations are believed to be in good condition. The plant was constructed in 1998 and has been periodically upgraded. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and administration building. At December 31, 2006, the net book value of property, plant and equipment of Zao Yun Mine was approximately RMB2,584,000 (US$331,000)

INDUSTRY OVERVIEW

ZINC

         Zinc is used in a multitude of applications. Since zinc has a relatively high place in the galvanic series of metals and consequently demonstrates excellent resistance to atmospheric corrosion, the major application of zinc is in galvanizing - a zinc coating on steel to prevent corrosion, which accounts for approximately 50% of the total world zinc consumption. Other applications of zinc include production of brass, die-casting zinc annoy, zinc oxide, etc. Zinc products are widely used in the infrastructure, housing, communication, household appliance and automobile sectors. Most of the world's production is concentrated in Australia, Canada, China and Peru, which together account for 60% of the world's total. China is world's largest zinc producing and consuming country.

         Driven by the rapid growth in mainland China's economy over the past few years, there has been a steep rise in demand, production and prices of zinc. The following shows the production, consumption and prices of zinc in China over the past five years:

                                                2002            2003            2004            2005            2006
                                               -----           -----          ------          ------          ------
Production (in thousand tons)                  2,160           2,300           2,520           2,745           3,150
Consumption (in thousand tons)                 1,820           2,060           2,680           3,219           3,550
Average price (RMB/ton)                        7,889           8,504          11,459          13,713          27,765

Source: China Non-ferrous Metal Industry Association

IRON

         Iron ore is one of the key compounds for producing crude steel which is used mainly by the infrastructure, real estate, shipbuilding and automobile sectors. Most of the world's production is concentrated in Australia, Brazil, the PRC, India and South Africa, which together account for over 70% of the world's total. In 2005, the total world iron ore production and consumption were approximately 13 million tons and 12.5 million tons, respectively. While the PRC is the largest producer of crude iron ore, it is also the largest importer of iron ore in the world. The iron ore production in the PRC increased by more than 80% from 233 million tons in 2002 to 420 million tons in 2005. However, the PRC only ranked the fifth in the world on the proven iron reserves with a relatively low iron content of approximately 33% compared to over 60% of that of Australia and Brazil. As the PRC economy continues to record strong growth, the PRC has become the dominant source of iron ore demand growth. The iron ore imported by the PRC increased by over 85% from 148 million tons in 2003 to 275 million tons in 2005.

         World iron ore production is dominated by three companies: Companhia Vale do Rio Doce (Brazil), Ril Tinto Plc (Australia) and BHP Billiton Limited (Australia). These three companies together account for approximately 70% of world's total iron ore exports.

SUPPLIERS

         As a mining enterprise, Wuhu's ore is mined from Yang Chong Mine and Zao Yun Mine. Wuhu purchases explosives and other auxiliary raw material from suppliers mainly located in Anhui Province, the PRC. For explosives, the purchases are made on a cash on delivery basis. For other auxiliary materials, normal credit terms are granted by major suppliers range from 30 to 60 days on an open account basis.

         During the years ended December 31, 2004, 2005 and 2006, the largest five suppliers accounted for 44%, 59% and 54%, respectively, of Wuhu's purchases. During the years ended December 31, 2004 and 2005, one supplier accounted for 14% and 24%, respectively, of Wuhu's purchases. During the year ended December 31, 2006, no supplier accounted for more than 10% of Wuhu's purchases.

CUSTOMERS

         Wuhu sells zinc and iron products to companies in the PRC. All of Wuhu's zinc products were sold to a single customer, Huludao Zinc Industry Co., Ltd., which is the largest zinc smelter in Asia. Wuhu has a one-year sales contract with Huludao subject to renewal every year; however the sales contract does not obligate Huludao to purchase zinc from Wuhu. The loss of Huludao as a source for Wuhu's zinc production would require Wuhu to identify new outlets for its zinc and could delay revenue generation and adversely affect our results of operations (see Item 3D-Risk Factors). All sales to Huludao were made on cash on delivery basis. For iron and other products, sales are generally made under sales contracts with customers, typically with a one-year term. Approximately 90% of these sales are made on a cash on delivery basis. For the others, management may extend up to one month's credit to customers who are determined to be creditworthy.

         At December 31, 2004, 2005 and 2006, the largest five customers accounted for 95%, 99% and 100% of trade receivables, respectively. During the year ended December 31, 2004, three customers accounted for 47%, 24% and 10%, respectively, of Wuhu's sales. During the year ended December 31, 2005, three customers accounted for 65%, 12% and 8%, respectively, of Wuhu's sales. During the year ended December 31, 2006, three customers accounted for 85%, 5% and 5%, respectively, of Wuhu's sales.

COMPETITION

         Wuhu faces competition from Nanjing Xixia Lead Zinc Silver Mine ("Nanjing") which produces 20,000 tons of zinc annually. Huludao sources zinc metal from both Nanjing and Wuhu. However, as the annual demand of zinc metal of Huludao is 300,000 tons and Wuhu has a long-standing sales relationship with Huludao, management believes that Wuhu will be able to renew its sales contract with Huludao as it has in the past. In addition, Wuhu faces competition from other smaller mines around the region for its iron products. However, management believes that Wuhu has the competitive advantage based upon its high product quality and purity, and low cost of production.

GOVERNMENT REGULATION

         Under the "Mineral Resources Law", all mineral resources of the PRC are owned by the State. Mining rights are granted by the State permitting recipients to conduct mining activities in a specific mining area during the license period. On December 31, 2005, Wuhu renewed its mining rights to 0.186 square kilometers covering Yang Chong Mine, which will expire in December 2011, subject to renewal upon expiry. In October 2006, Wuhu renewed its mining rights to
0.0136 square kilometers covering Zao Yun Mine, which will expire in October 2009, subject to renewal upon expiry. Although Wuhu believes that it will be able to renew licenses as it has done in the past, there can be no assurance that Wuhu will be able to exploit the entire mineral resources of its mines during its license period. If Wuhu fails to renew its mining rights upon expiry or if it cannot effectively utilize the resources within a license period, the operation and performance of Wuhu may be adversely affected.

         Wuhu's mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu is required to submit mining proposal and feasibility studies to the relevant authority. Wuhu is obligated to pay a natural resources fee to the State in an amount equal to 2% of annual sales. The license fee for the renewal of the mining rights to Yang Chong Mine in December 2005 was RMB3 million (US$385,000). RMB1.5 million (US$192,000) was paid in January 2006, with RMB500,000 (US$64,000) and RMB1 million (US$128,000) payable in November 2007 and November 2008, respectively. The license fee for the renewal of the mining rights to Zao Yun Mne was RMB354,000 (US$45,000) and was paid in October 2006.

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

         The "Environmental Protection Law" requires production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and establish an environmental protection and management system. The system includes the adopting of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Entities discharging pollutants must register with the relevant environmental protection authorities.

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

EMPLOYEES

         FMH presently has two employees consisting of its Chairman and Chief Financial Officer. Wuhu currently employs 377 persons on a full time basis, including 69 technicians and professionals. FMH believes that its relations and those of Wuhu with their employees are generally good.

C.       ORGANIZATIONAL STRUCTURE

         The following chart illustrates the equity ownership by percentage of each of the Company's subsidiaries as of December 31, 2006:

                                       ----------------------------------------
                                       |            CHINA NATURAL             |
                                       |           RESOURCES, INC.            |
                                       |  a British Virgin Islands company    |
                                       ----------------------------------------
                 |-----------------------------------------------------------------------------------|
                 |                                         |                                         |
                 80%                                      100%                                      100%
                 |                                         |                                         |
---------------------------------      --------------------------------------        -------------------------------
|         SILVER MOON           |      |                 FMH                |        |          SUNWIDE            |
|       a British Virgin        |      |      a British Virgin Islands      |        |      a British Virgin       |
|       Islands company         |      |               company              |        |      Islands company        |
---------------------------------      --------------------------------------        -------------------------------
                   |                                       |
                  100%                                    100%
                   |                                       |
---------------------------------      -------------------------------------
|         MEDI-CHINA            |      |               WUHU                |
|         a Hong Kong           |      |            a PRC company          |
|           company             |      |                                   |
---------------------------------      -------------------------------------

D.       PROPERTY, PLANT AND EQUIPMENT

         The Company's administrative offices and its principal subsidiaries are located in Hong Kong and Wuhu in the PRC.

         Pursuant to an office sharing agreement dated September 1, 2000, the Company's head office in Hong Kong is shared on an equal basis between the Company and Anka Consultants Limited, a private Hong Kong company which is owned by certain directors of the Company. The total area of the office is approximately 230 square meters. For the years ended December 31, 2004, 2005 and 2006, the Company paid its share of rental expenses to Anka Consultants Limited amounting to RMB232,000 (US$30,000), RMB211,000 (US$27,000) and RMB226,000
(US$29,000), respectively. The office sharing agreement provides that the Company share certain costs and expenses in connection with its use of the office.

         FMH conducts its operations through Wuhu. Wuhu's principal activities are the mining of zinc, iron and other minerals for distribution in the PRC. At present, Wuhu owns the mining rights to two mines located in Wuhu City, Anhui Province, the PRC: The Yang Chong Mine contains iron and zinc minerals, and the Zao Yun Mine contains mainly iron minerals. The two mines produced 47,000 tons of iron and 8,600 tons of zinc in 2005, and 46,000 tons of iron and 6,400 tons of zinc in 2006. The majority of the iron and zinc ore is mined from Yang Chong Mine. Yang Chong Mine has a total mining area of 0.186 square kilometers. Zao Yun Mine has a total mining area of approximately 0.0136 square kilometers. Wuhu City is located in the northwestern Yangtze River Delta and the center of East China, approximately 384 kilometers from Shanghai.

         Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at the mines is licensed to Wuhu by the State for a period of years. The Company is the only party that is currently licensed to mine the Yang Chong Mine and the Zao Yun Mine. The Company's current license to mine the Yang Chong Mine expires on December 31, 2011, and may be renewed upon expiry. The Company's current license to mine the Zao Yun Mine expires on October 31, 2009, and may be renewed upon expiry.

         Wuhu outsources mine extraction to an unrelated third party. Except for the mining of raw mineral stones, which is outsourced to an unrelated third party, all the procedures of the refinery process are performed by Wuhu. Raw mineral stones extracted from Yang Chong Mine are refined into iron and zinc metals in factories located near the mine.

         The offices, mining sites and other processing facilities of Wuhu are all located in Wuhu City, Anhui Province in the PRC. Wuhu's office premises, processing facilities and warehouses cover a total gross area of approximately 26,000 square meters. As is typical in the PRC, the PRC government owns all of the land on which the improvements and mines are situated. Wuhu assumed the rights to use the land and its leasehold properties when it acquired the entire business of Anhui Fanchang Zinc and Iron Mine, Wuhu's predecessor.. Wuhu has been granted mining rights to Yang Chong Mine and Zao Yun Mine to conduct mining activities in a specific mining area during the license period. The mining rights to 0.186 square kilometers covering Yang Chong Mine will expire in December 2011, subject to renewal upon expiry. The mining rights to 0.0136 square kilometers covering Zao Yun Mine will expire in October 2009, subject to renewal upon expiry.

         All processing facilities and equipment of Wuhu were acquired from Nanchang Non-ferrous Metallurgy Designing Organization, a Class-A corporation in China in designing and producing equipment for the mining industry. All technology and equipment meet the industrial standard as required by the relevant government authorities.

         For the years ended December 31, 2004, 2005 and 2006, the Company incurred capital expenditures (excluding fee for renewal of mining rights) of RMB1,981,000 (US$254,000), RMB2,304,000 (US$295,000) and RMB3,532,000
(US$453,000), respectively.

[Item 4A]  UNRESOLVED STAFF COMMENTS

         No disclosure is required in response to this Item.

[Item 5] OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the December 31, 2006 consolidated financial statements and accompanying notes.

OVERVIEW

         We are a British Virgin Islands corporation, which, through our subsidiaries, conducts business operations in the People's Republic of China
(PRC). Prior to 2006, our operations consisted of acquiring and operating businesses located in the PRC and Hong Kong. As of December 31, 2005, our only material operations were those of iSense, an integrated marketing company that provides advertising services to an international customer base. Through Hainan Cihui Industrial Co. Ltd. (HARC), another of our subsidiaries, we also held an interest in the unlisted shares of Hainan Sundiro Motorcycle Co., Ltd., a PRC company listed on the Shenzhen Stock Exchange.

         In February 2006, we acquired all of the outstanding capital stock of Feishang Mining Holdings Limited, a British Virgin Islands corporation (FMH), and its subsidiary Wuhu Feishang Mining Development Co. Ltd., a PRC corporation
(Wuhu), in a reverse acquisition with FMH being the accounting acquirer. As a result of the acquisition, we are now engaged in the mining of zinc, iron and other minerals for distribution in the PRC. In order to focus our efforts on our mining operations, during 2006, we also disposed of our interests in iSense and HARC and currently our sole business operations are the mining operations of Wuhu. The operations of iSense and HARC are reflected as discontinued operations in our financial statements for the year ended December 31, 2006.

         Wuhu has acquired mining rights to and operates two mines located in Anhui Province in the PRC, where it primarily mines zinc, and to a lesser extent, iron, and is studying the feasibility of mining copper. Wuhu obtains its mining rights from the State, for a term of years, subject to renewal, and payment to the State of a license fee when the mining rights are renewed and a natural resource fee equal to 2% of gross sales which is paid annually. Wuhu performs all phases of the production and sales process, except that it outsources mineral extraction to a third party. Zinc sales, which accounted for approximately 80%, 66% and 47% of revenues in 2006, 2005 and 2004, respectively, were made to a single customer. While demand for zinc continues to increase in the PRC and Wuhu believes that its zinc is of high grade, the sole customer is not obligated to purchase zinc from Wuhu.

         Fiscal 2006 saw a significant increase in net income, primarily attributable to increased demand for our ore, higher prices and correspondingly higher gross profit. Demand in 2007 is not expected to decline from 2006 levels, with average prices expected to increase by approximately 20%.

         We do not anticipate significant capital expenditures during 2007. However, in order to expand our revenue base, we are seeking to acquire additional active mining operations in the PRC. We have no agreements or understandings to acquire any mining operations at this time, although we are evaluating several prospects, and continue to do so on a routine basis. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations. The use of our securities in this manner may be dilutive to shareholders.

         SG&A expenses increased in 2006, in part due to assimilating the operations of CHNR as a public company following the reverse acquisition, and in part due to increased costs of regulatory compliance. As a foreign private issuer we are not subject to certain of the reporting and compliance obligations of other US publicly-treaded companies; however, costs of compliance are expected to rise as regulators continue to expand the scope of controls and disclosure obligations, and as those obligations are made applicable to foreign private issuers.

DISCONTINUED OPERATIONS

         Pursuant to a January 1, 2004 agreement, Wuhu disposed of its interest in the mining of activated bleaching earth operations to a related party, Wuhu Feishang Non-Metal Material Co. Ltd. ("WFNM"), for total consideration of RMB8,050,000 (US$1,032,000). The activated bleaching earth operations had not been profitable for several years prior to disposition. The sale price of the bleaching earth segment equaled its carrying value and accordingly there was no gain or loss on the sale. As a result of the disposition, WFM ceased its activated bleaching earth operations and its results have been retroactively presented as discontinued operations. Revenues from the discontinued activated bleaching earth operations were RMB808,000 (US$104,000) for the year ended December 31, 2004. Income before income taxes from the discontinued activated bleaching earth operations were RMB12,000 (US$1,000) for the year ended December 31, 2004.

         On July 31, 2006, the Company disposed of its 100% equity interest in iSense to the director and former shareholder of iSense for consideration of RMB2,060,000 (US$264,000). On October 3, 2006, the Company consummated the sale of its 100% equity interest in HARC to an unaffiliated third party for total consideration of RMB30,900,000 (US$3,962,000). The Company recognized a loss of approximately RMB11,901,000 (US$1,526,000) from the dispositions which was recorded in fiscal 2006. Revenues from discontinued iSense operations were RMB189,000 (US$24,000) for the year ended December 31, 2006. Revenues from discontinued HARC operations were RMB117,000 (US$15,000) for the year ended December 31 2006. Loss before income taxes for discontinued iSense operations was RMB271,000 (US$35,000) for the year ended December 31, 2006. Loss before income taxes from discontinued HARC operations was RMB659,000 (US$84,000) for the year ended December 31, 2006. Following the disposition of these unprofitable businesses, management expects to expand our revenue base through the acquisition of additional mining rights.

A.       OPERATING RESULTS

SALES AND GROSS PROFIT

         Sales for the year ended December 31, 2006 increased by 47% compared to year ended December 31, 2005. The increase was mainly due to the 152% increase in the average selling price of zinc, partly offset by the decrease in the sales volume of zinc as actual zinc mined was 2% lower during the current year. Sales for the year ended December 31, 2005 increased by 27% compared to year ended December 31, 2004. The increase was due to the increase in sales volume and average selling price of zinc by 14% and 56%, respectively, during 2005. The Company's selling prices were driven by market forces. While the PRC's zinc consumption increased by over 95% from 2002 to 2006, the PRC's zinc production only increased by 46% during the same period. As a result of the shortage in supply, the PRC's average zinc prices increased more than threefold from 2002 to 2006. We expect that the zinc prices will continue to increase for the next several years.

         The Yang Chong Mine's zinc content and ore grades vary at different underground levels and locations in the mining area. As the zinc content at the extraction levels during 2006 was relatively low, the yield of zinc output was lower than that of fiscal 2005 despite the opening of an additional mine shaft in December 2005. It is expected that the zinc content at the current working levels approximate that of fiscal 2006.

         The gross profit margin for the year ended December 31, 2006 was 75%, compared to 61% for the year ended December 31, 2005. The increase was primarily due to the increase in selling price of zinc as a result of increased demand. Cost of sales is mainly comprised of direct materials, direct salaries, depreciation of property and equipment, sub-contracting charges, transportation expenses, natural resources fee and mining safety fee. Except for natural resources fees which were calculated as a percentage of sales, other costs, in general, varied with the sales volume of raw ore extracted. While the selling prices increased, sales volume decreased during 2006 which accounted for the decrease in cost of sales and the increase in gross profit margin. The gross profit margin for the year ended December 31, 2005 was 61%, compared to 60% for the year ended December 31, 2004. The increase was due to the increase in selling price of zinc.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses ("SG&A") are mainly comprised of salaries and staff welfare expenses, contribution to retirement fund, utilities, depreciation expenses, travel and entertainment expenses and office expenses. SG&A expenses increased by RMB4,998,000 (US$641,000) or 54% to RMB14,170,000 (US$1,817,000) for the year ended December 31, 2006 from RMB9,172,000 (US$1,176,000) for the year ended December 31, 2005. SG&A expenses for the year ended December 31, 2005 only represented those of FMH and Wuhu. SG&A expenses for the year ended December 31, 2006 included those of FMH and Wuhu and those of CHNR incurred after February 3, 2006 following the reverse acquisition and which amounted to approximately RMB5.6 million (US$718,000), and include salaries, legal, accounting, filing fees and other expenses of public company operations. These expenses are recurring. It is anticipated that these expenses will increase moderately in future years in line with general inflation.

         SG&A expenses for the year ended December 31, 2004 also only represented those of FMH and Wuhu. They increased by RMB4,575,000 (US$587,000) or 100% to RMB9,172,000 (US$1,176,000) for the year ended December 31, 2005 from RMB4,597,000 (US$589,000) for the year ended December 31, 2004. The increase was primarily attributable to the increase in salary and retirement benefits, and the professional fees in connection with the acquisition transaction.

INTEREST INCOME

         Interest income decreased by RMB312,000 (US$40,000) or 26% to RMB904,000 (US$116,000) for the year ended December 31, 2006 from RMB1,216,000 (US$156,000) for the year ended December 31, 2005. The decrease was primarily due to a decrease in interest income earned on loans and advances to related parties in 2005 of RMB515,000 (US$66,000), partly offset by an increase in cash balances in 2006.

         Interest income increased by RMB1,054,000 (US$135,000) to RMB1,216,000 (US$156,000) for the year ended December 31, 2005 from RMB162,000 (US$21,000) for the year ended December 31, 2004. The increase was primarily due to an interest income earned on loans and advances to related parties in 2005 of RMB950,000 (US$122,000) and the increase in average bank balances.

OTHER INCOME/(EXPENSES), NET

         Other income, net for the year ended December 31, 2006 primarily consisted of a net gain on trading of marketable securities of RMB5,013,000 (US$643,000).

         Other income/(expenses), net for the year ended December 31, 2005 mainly consisted of a loss on disposal of property and equipment of RMB92,000 (US$12,000).

DISCONTINUED OPERATIONS

         Discontinued operations for the year ended December 31, 2006 consisted of a loss on disposal of iSense and HARC of RMB11,901,000 (US$1,526,000).

INCOME TAXES

         Management believes that the Company is not subject to US taxes.

         Under the current laws of the BVI, dividends and capital gains arising from the Company's investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

         The Company's subsidiaries in the PRC are subject to PRC federal statutory tax rate applicable to foreign investment enterprises in Wuhu of 15%.

NET INCOME

         Net income increased by RMB28,502,000 (US$3,654,000) or 65% to RMB72,548,000 (US$9,301,000) for the year ended December 31, 2006 from RMB44,046,000 (US$5,647,000) for the year ended December 31, 2005. The increase was primarily attributable to the increase in gross profit by 79% in 2006 compared to 2005, partly offset by the increase in selling, general and administrative expenses and the loss on disposal of discontinued operations of RMB11,901,000 (US$1,526,000).

         Net income increased by RMB2,042,000 (US$262,000) or 5% to RMB44,046,000 (US$5,647,000) for the year ended December 31, 2005 from RMB42,004,000 (US$5,385,000) for the year ended December 31, 2004. The increase was primarily attributable to the increase in gross profit by 30% in 2005 compared to 2004, partly offset by the increase in selling, general and administrative expenses and the income taxes at 15% after the 2 year tax-free period.

B.       LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary liquidity needs are to fund operating expenses and, to a lesser extent, fund capital expenditures. The Company has financed its working capital requirements and capital expenditures through internally generated cash.

         Net cash provided by operating activities was RMB43,747,000 (US$5,609,000), RMB44,901,000 (US$5,757,000) and RMB103,175,000 (US$13,228,000),
in fiscal 2004, 2005 and 2006, respectively. Net cash flows from the Company's operating activities are attributable to the Company's income and changes in operating assets and liabilities. The principal sources of cash in fiscal 2006 were derived from early repayment of trade receivables and delayed payment of trade payables.

         The following summarizes the Company's financial condition and liquidity at the dates indicated:

                                                        AT DECEMBER 31,
                                                 ----------------------------
                                                       2005              2006
                                                 ----------        ----------
         Current ratio                                 1.29x             2.85x
         Working capital                         16,009,000        93,096,000
         Ratio of long-term debt to total
           shareholders' equity                          0x                0x

         Net cash provided by/(used in) investing activities was (RMB34,619,000) (US$4,438,000), (RMB23,586,000) (US$3,024,000) and RMB12,004,000 (US$1,539,000),
in fiscal 2004, 2005 and 2006, respectively. Net cash used in Company's investing activities in 2004 and 2005 was mainly attributable to advances to related companies. Net cash provided by investing activities in 2006 was mainly attributable to net proceeds from the disposal of subsidiaries, partly offset by repayments to a director and to related companies. Following the reverse acquisition in February 2006, the non-core businesses were disposed of in fiscal 2006 and advances received from a director and from related companies in prior years were repaid. These investing activities are non-recurring.

         Net cash used in financing activities was nil, nil and RMB18,010,000 (US$2,309,000) in fiscal 2004, 2005 and 2006, respectively. Net cash used in Company's financing activities in 2006 were mainly attributable to dividends paid of RMB18,000,000 (US$2,308,000).

         The Company has no capital expenditure commitments as of December 31, 2006. We do not anticipate significant capital expenditures during 2007. However, in order to expand our revenue base, we are seeking to acquire additional active mining operations in the PRC. We have no agreements or understandings to acquire any mining operations at this time, although we are evaluating several prospects, and continue to do so on a routine basis. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations. The use of our securities in this manner may be dilutive to shareholders.


         Except as disclosed above, there have been no significant changes in the financial condition and liquidity during the years ended December 31, 2004, 2005 and 2006. The Company believes that its internally generated funds will be sufficient to satisfy its anticipated working capital needs for at least the next 12 months.

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

         As of December 31, 2006, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The Company has no contractual obligations and commercial commitments as at December 31, 2006.

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

REVENUE RECOGNITION

         Revenue from product sales is recognized when title passes to the customer in accordance with the sales agreement, generally upon product acceptance by the customer.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred. Depreciation is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life.

         The Company has determined that its mining rights are mineral rights, and accordingly they are classified as property and equipment.

         Mining rights are stated at cost less accumulated amortization and any impairment losses. The mining rights are amortized based on actual units of production over the estimated reserves of the mines, not to exceed 20 years. The weighted average remaining amortization period for these reserves is 16 years as of December 31, 2006. The Company's rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past, and therefore, believes that assigned lives are appropriate.

         Management assesses the carrying values of its long-lived assets for impairment when circumstances warrant such a review. Generally, long-lived assets are considered impaired if the estimated fair value is less than the assets' carrying values. If an impairment is indicated, the loss is measured based on the amounts by which the carrying values of the assets exceed their fair values.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         During June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes"-- an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Management is assessing the impact this interpretation will have on the Company's consolidated operating results, cash flows or financial position upon adoption.

         During October 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement does not require any new fair value measurements but provides guidance on how to measure fair value and clarifies the definition of fair value under accounting principles generally accepted in the United States of America. The statement also requires new disclosures about the extent to which fair value measurements in financial statements are based on quoted market prices, market-corroborated inputs, or unobservable inputs that are based on management's judgments and estimates. The statement is effective for fiscal years beginning after November 15, 2007. The statement will be applied prospectively by the Company for any fair value measurements that arise after the date of adoption.

         In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure eligible items at fair value at specified election dates. The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 although early adoption is permitted provided that an entity also adopts SFAS 157. Management has not determined the impact this standard will have on the Company's consolidated operating results or financial position upon adoption.

[Item 6] DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

NAME                  AGE               POSITION
----                  ---               --------

Li Feilie             40     Chairman of the Board of Directors,
                             President and Chief Executive Officer

Tam Cheuk Ho          44     Director and Chief Financial Officer

Wong Wah On Edward    43     Director, Secretary and Financial Controller

Lam Kwan Sing         37     Non-employee Director

Ng Kin Sing           44     Non-employee Director

Yip Wing Hang         40     Non-employee Director

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

         Mr. Yip Wing Hang has been a director and a member of CNRI's audit committee since June 26, 2006. From February 2002 to present, Mr. Yip has been the marketing director of Hantec Investment Consultant Limited responsible for the wealth management business. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. My. Yip holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

         The following table sets forth the senior management of FMH and Wuhu, and their ages and positions with FMH and Wuhu:

NAME                    AGE                         POSITION
----                    ---                         --------

Chan Him Alfred         43               Chief Financial Officer of FMH

Tang Mian               43               Director and General Manager of Wuhu

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

B.       COMPENSATION

         The following table sets forth the amount of compensation that was paid, earned and/or accrued during the fiscal year ended December 31, 2006, to each of the individuals identified in Item 6(A) above.

                 NAME                          COMPENSATION (US$)*
                 ----                          -------------------
                 Li Feilie                                      --
                 Ching Lung Po**                            $2,564
                 Tam Cheuk Ho                              141,026
                 Wong Wah On Edward                        102,564
                 Lam Kwan Sing                               3,846
                 Ng Kin Sing                                 3,846
                 Yip Wing Hang                               3,846
                 Chan Him Alfred                                --
                 Tang Mian                                  14,487

----------
* Each of the named individuals is eligible to participate in the Company's equity compensation plan; however, no awards were made under the plan during the year ended December 31, 2006.
** Mr. Ching resigned from the Company in February 2006. Upon his resignation, the prior Service Agreement with Mr. Ching terminated.

         On February 1, 1999, the Company entered into an Employment Agreement with Tam Cheuk Ho. In accordance with the terms of the Employment Agreement, Mr. Tam has been employed by the Company as the Chief Financial Officer and to perform such duties as the Board of Directors shall from time to time determine. Mr. Tam shall receive a base salary of HK$1,800,000 (US$230,769) annually, which base salary shall be adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as the Company's Board of Directors may determine. The initial two year term of Employment Agreement has expired, and the term of the Agreement continues to automatically renew each year, until terminated as provided therein. On March 1, 2006, the Company entered into a Supplemental Employment Agreement with Tam Cheuk Ho, reducing his base salary to HK$960,000 (US$123,077) per annum with all other terms of the Employment Agreement remained in full force and effect.

         On February 1, 1999, the Company entered into an Employment Agreement with Wong Wah On Edward. In accordance with the terms of the Employment Agreement, Mr. Wong has been employed by the Company as the Financial Controller and Corporate Secretary and to perform such duties as the Board of Directors shall from time to time determine. Mr. Wong shall receive a base salary of

HK$1,200,000 (US$153,846) annually, which base salary shall be adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as the Company's Board of Directors may determine. The initial two year term of the Employment Agreement has expired, and the Agreement continues to automatically renew each year, until terminated as provided therein. On March 1, 2006, the Company entered into a Supplemental Employment Agreement with Wong Wah On Edward, reducing his base salary to HK$720,000 (US$92,308) per annum with all other terms of the Employment Agreement remained in full force and effect.

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

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table sets forth information relating to our outstanding stock option plans as of December 31, 2006:

                                                                                                 NUMBER OF SECURITIES
                                    NUMBER OF SECURITIES TO                                      REMAINING AVAILABLE FOR
                                    BE ISSUED UPON               WEIGHTED-AVERAGE                FUTURE ISSUANCE UNDER
                                    EXERCISE OF OUTSTANDING      EXERCISE PRICE OF               EQUITY COMPENSATION
                                    OPTIONS,                     OUTSTANDING OPTIONS,            PLAN (EXCLUDING SECURITIES
                                    WARRANTS AND RIGHTS          WARRANTS AND RIGHTS             REFLECTED IN COLUMN A)
                                    -----------------------      --------------------            --------------------------
Equity Compensation
Plan Approved by
Security Holders
   2003 Equity Compensation Plan                 0                            N/A                2,807,104
                                         ---------                      ---------                ---------

Equity Compensation
Plans Not Approved by
Security Holders                                 0                              0                        0
                                         ---------                      ---------                ---------

Total                                            0                                               2,807,104
                                         =========                                               =========

STOCK OPTION PLAN

         We have adopted the 2003 Equity Compensation Plan. The purposes of the plan are to:

         o Encourage ownership of our common stock by our officers, directors, employees and advisors;
         o Provide additional inventive for them to promote our success and our business; and
         o Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

A brief description of plan is as follows:

         On December 18, 2003, our members approved and adopted the 2003 Equity Compensation Plan (the "2003 Plan"). The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options. The Company has reserved a number of common shares equal to 20% of the issued and outstanding common stock of the Company, from time-to-time, for issuance pursuant to options granted ("Plan Options") or for restricted stock awarded ("Stock Grants") under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Board or Committee designated by the Board determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Board or Committee determines.

         The 2003 Plan is administered by the Board of Directors or a Committee designated by the Board. The Board or Committee will determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common shares at the time of the award. All questions relating to the administration of the 2003 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Board or Committee.

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

         During the years ended December 31, 2006 and 2005, no awards were made under the 2003 Plan. During the year ended December 31, 2004, the board of directors granted options to certain employees and officers to purchase 104,000 shares of the Company's Common Stock, of which 24,000 shares were under the 1995 Plan and 80,000 shares were under the 2003 Plan. A total of 2,807,104 shares were available for grant as of December 31, 2006. The 2003 Plan terminates on December 18, 2013.

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

         At the annual meeting of members in 2006, Messrs. Lam Kwan Sing and Yip Wing Hang were elected to serve as Class II Directors until the annual meeting held in 2009 and until their successors were duly elected and qualified; Messrs. Li Feilie and Ng Kin Sing serve as Class I Directors until the annual meeting to be held in 2008 and until their successors have been duly elected and qualified; and Messrs. Tam Cheuk Ho and Wong Wah On Edward serve as Class III Directors until the annual meeting to be held in 2007 and until their successors have been duly elected and qualified.

         Our officers are elected annually at the Board of Directors meeting following each annual meeting of members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal.

         Commencing July 1, 2006, we pay our independent directors a monthly directors' fee equal to HK$5,000 (US$641). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending Board and Committee meetings. During the fiscal year ended December 31, 2006, no long-term incentive plans or pension plans were in effect with respect to any of the Company's officers, directors or employees.

Audit Committee

         Our audit committee, whose members currently consists of Yip Wing Hang, Lam Kwan Sing and Ng Kin Sing, is principally responsible for ensuring the accuracy and effectiveness of the annual audit of the financial statements. The duties of the Audit Committee include, but are not limited to:

         o appointing and supervising our independent registered public accounting firm;
         o assessing the organization and scope of the company's interim audit function;
         o reviewing the scope of audits to be conducted, as well as the results thereof;
         o approving audit and non-audit services provided to us by our independent registered public accounting firm; and
         o overseeing our financial reporting activities, including our internal controls and procedures and the accounting standards and principles applied.

         Each member of the Audit Committee is an "independent" director, as such term is used in (a) Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), (b) Section 10A-3(m)(3) of the Exchange Act, and (c) Nasdaq Marketplace Rule 4200(a)(15).

Nominating and Corporate Governance Committee; Member Nominees for Director

         Our board of directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Nominating and Corporate Governance Committee is an "independent" director, as such term is used in
Section 10A-3(m)(3) of the Exchange Act and Nasdaq Marketplace Rule 4200(a)(15).

         The Nominating and Corporate Governance Committee is responsible for providing oversight on a broad range of issues surrounding the composition and operation of our Board of Directors. In particular, the responsibilities of the Nominating and Corporate Governance Committee include:

         o identifying individuals qualified to become members of the Board of Directors;
         o determining the slate of nominees to be recommended for election to the Board of Directors;
         o reviewing corporate governance principles applicable to us, including recommending corporate governance principles to the Board of Directors and administering our Code of Ethics;
         o assuring that at least one Audit Committee member is an "audit committee financial expert" within the meaning of regulatory requirements; and
         o carrying out such other duties and responsibilities as may be determined by the Board of Directors.

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

         The Nominating and Corporate Governance Committee will consider candidates for directors proposed by members, although no formal procedures for submitting the names of candidates for inclusion on management's slate of director nominees have been adopted. Until otherwise determined by the Nominating and Corporate Governance Committee, a member who wishes to submit the name of a candidate to be considered for inclusion on management's slate of nominees at the next annual meeting of members must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing member's name and address, as well as the number of shares beneficially owned. A statement from the candidate must also be furnished, indicating the candidate's desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the board's consideration of the member's candidate. Once a candidate has been identified, the Nominating and Corporate Governance Committee reviews the individual's experience and background, and may discuss the proposed nominee with the source of the recommendation. If the Nominating and Corporate Governance Committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management's slate of director nominees to be submitted for election to the board.

Compensation Committee

         We do not have a formal compensation committee. The Board of Directors, acting as a compensation committee, periodically meets to discuss and deliberate on issues surrounding the terms and conditions of executive officer compensation, including base salaries, bonuses, equity awards and reimbursement of certain business related costs and expenses. Three of the members of our Board of Directors are officers, of which two are employees of our company, and those board members participate in decisions of the board concerning compensation arrangements with our executive officers.

NASDAQ Requirements

         Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time adopts, amendments to its Marketplace Rule 4350 to impose various corporate governance requirements on listed securities. Section (a)(1) of Marketplace Rule 4350 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 4350, but, as to the balance of Marketplace Rule 4350, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise require compliance.

         We currently comply with the specifically mandated provisions of Marketplace Rule 4350. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 4350, notwithstanding that our home jurisdiction does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 4350. However, we have determined not to comply with the following provisions of Marketplace Rule 4350 since the laws of the British Virgin Islands do not require compliance:

         o a majority of our Directors are not independent as defined by NASDAQ rules;
         o our independent directors do not hold regularly scheduled meetings in executive session;
         o the compensation of our executive officers is not determined by an independent committee of the Board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation;
         o related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person;
         o we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting; and
         o we are not required to participate in an electronic link with a specified registered depository in connection with any direct registration program that we may establish in the future.

         We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 4350.

D.       EMPLOYEES

         The following table sets out the number of employees and consultants with contracts at the end of each of the past three financial years, including their main category of activity and geographic location.

                                                                                YEARS ENDED DECEMBER 31,
                                                                          ------------------------------------
                                                                          2006            2005            2004
                                                                          ----            ----            ----
Hong Kong             Accounting, administration and management             5               4              4
                      Advertising and promotion                           ---               2              2
                      Others                                                1               1              1
                                                                          ---              --             --
                                                                            6               7              7

The PRC               Accounting, administration and management            14               2              2
                      Sales and quality inspection                         27              --             --
                      Purchasing and supplies                              14              --             --
                      Production                                          294              --             --
                      Cashier                                               1               1              1
                      Others                                               27               2              2
                                                                          ---              --             --
                                                                          377               5              5
                                                                          ---              --             --

Total                                                                     383              12             12
                                                                          ===              ==             ==

E.       SHARE OWNERSHIP

         The following table sets forth, as of March 31, 2007 , the share ownership of the Company's Common Shares by each of our directors and executive officers.

         As of March 31, 2007, there were 11,548,416 Common Shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. A person is deemed to be the beneficial owner of securities that the person has the right to acquire within 60 days upon exercise of options, warrants or convertible securities.

        ----------------------------------- ----------------------------------- ----------------------
                                                     AMOUNT AND NATURE OF             PERCENT OF
             NAME OF BENEFICIAL OWNER                BENEFICIAL OWNERSHIP               CLASS
        ----------------------------------- ----------------------------------- ----------------------
        Li Feilie                                          14,480,593(1)               90.2%
        ----------------------------------- ----------------------------------- ----------------------
        Tam Cheuk Ho                                           80,000                      *
        ----------------------------------- ----------------------------------- ----------------------
        Wong Wah On Edward                                     80,000                      *
        ----------------------------------- ----------------------------------- ----------------------
        Lam Kwan Sing                                              --                     --
        ----------------------------------- ----------------------------------- ----------------------
        Ng Kin Sing                                                --                     --
        ----------------------------------- ----------------------------------- ----------------------
        Yip Wing Hang                                              --                     --
        ----------------------------------- ----------------------------------- ----------------------
        Chan Him Alfred                                            --                     --
        ----------------------------------- ----------------------------------- ----------------------
        Tang Mian                                                  --                     --
        ----------------------------------- ----------------------------------- ----------------------
        Officers and directors as a group                  14,640,593                  91.2%
        (6 persons)
        ----------------------------------- ----------------------------------- ----------------------

----------
*    Less than 1%.

(1) Shares are held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li. Includes 9,980,593 outstanding common shares and 4,500,000 common shares issuable upon exercise of the outstanding warrants.

[Item 7] MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table sets forth, as of March 31, 2007, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding Common Shares.

         As of March 31, 2007, there were 11,548,416 Common Shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon exercise of options, warrants or convertible securities.

         The Company's major shareholders do not have different voting rights than other shareholders of the Company.

        ----------------------------------- ----------------------------------- ----------------------
                                                     AMOUNT AND NATURE OF             PERCENT OF
             NAME OF BENEFICIAL OWNER                BENEFICIAL OWNERSHIP               CLASS
        ----------------------------------- ------------------------------------- --------------------
        Li Feilie                                        14,480,593(1)                    90.2%
        ----------------------------------- ------------------------------------- --------------------

----------
(1) Shares are held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li. Includes 9,980,593 outstanding common shares and 4,500,000 common shares issuable upon exercise of the outstanding warrants.

         As of March 27, 2007, our Common Shares were held of record by a total of 183 persons, of which 1,227,896 Common Shares were held of record by Cede & Co.

         To our knowledge, there are no arrangements the operations of which may, at a subsequent date, result in a change in control of the Company.

B.       RELATED PARTY TRANSACTIONS

         On September 1, 2000, the Company and Anka Consultants Limited ("Anka"), a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, based upon which the Company's head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. For the years ended December 31, 2004, 2005 and 2006, the Company paid rental expenses to Anka Consultants Limited amounted to RMB232,000 (US$30,000), RMB211,000 (US$27,000) and RMB226,000 (US$29,000), respectively.

         On February 3, 2006 the Company consummated the acquisition of all of the issued and outstanding capital stock of FMH from Feishang Group Limited (the "Shareholder"), a British Virgin Islands company, the former owner of all of the issued and outstanding common stock of FMH. Mr. Li Feilie, our President, Chief Executive Officer and Chairman is the sole beneficial owner of the Shareholder. The terms of the acquisition are described under Item 4(a), above.

         Other transactions with related companies are summarized as follows:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------------
                                                                            2004             2005              2006
                                                                       ---------        ---------         ---------
                                                                             RMB              RMB               RMB
Sales of finished goods to Wuhu Feishang
   Non-Metal Material Co. Ltd. ("WFNM")                                  428,000                -                 -
Sales of finished goods to Pingxiang Iron and Steel
    Co. Ltd. ("Pingxiang")                                                57,000                -                 -
Purchases of raw materials from WFNM                                      82,000                -                 -
Sale of property and equipment to WFNM                                 8,050,000                -                 -
Expenses paid on behalf of WFNM                                        2,670,000        1,809,000         2,032,000
Interest income earned from Anhui Xinke New
   Material Co. Ltd. ("Xinke")                                                 -          503,000                 -
Interest income received from Xinke                                                       447,000                 -

(a) On February 23, 2005, the Company advanced RMB20,000,000 to Xinke. The balance increased to RMB20,503,000 at December 31, 2005 due to the accrual of interest income. On January 27, 2006, the balance was offset against dividends payable to Mr. Li Feilie.

(b) At December 31, 2004, WFNM owed WFM RMB11,122,000, and through November 30, 2005, WFM made additional advances of RMB8,140,000 (including expenses paid on behalf of WFNM of RMB1,810,000) to WFNM and WFNM paid expenses of RMB623,000 on behalf of WFM. Also at December 31, 2004, WFM owed WFE RMB25,115,000. WFNM's obligation to WFM was assumed by WFE. On November 30, 2005, WFM and WFE agreed to offset RMB25,182,000, resulting in WFM, owing WFNM RMB6,476,000 at December 31, 2005. During the year ended December 31, 2006, WFNM paid expenses of RMB2,032,000 on behalf of WFM and advanced RMB1,000,000, resulting in WFM owing WRNM RMB3,444,000 at December 31, 2006. These advances are interest free, unsecured and are due on demand.

(c) The amount due to a director represents advances made by Mr. Li Feilie to the Company and expenses he paid on behalf of the Company of RMB431,000 and RMB11,213,000 in 2004 and 2005, respectively. During the year ended December 31, 2006, RMB14,899,000 was repaid and an additional advance of RMB759,000 was made.

         Xinke, WFNM and Pingxiang are controlled by Mr. Li Feilie who is also a director and beneficial shareholder of the Company.

         The balance with Xinke is unsecured, bears interest at 5.22% per annum and was repaid in March 2006 by offset against dividends payable to Mr. Li Felie. The balances with the other related companies and director are unsecured, interest-free and are repayable on demand.

C.       INTERESTS OF EXPERTS AND COUNSEL

         No disclosure is required in response to this Item.

[Item 8] FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2004, 2005 and 2006 are included herewith as Appendix A and are incorporated herein by reference.

         There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar procedures and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. We are not aware of any governmental proceedings pending or known to be contemplated.

         We have no direct business operations, other than through the ownership of our subsidiaries. While we have no current intention of paying dividends, should we, as a holding company, decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictions imposed under PRC law.

B.       SIGNIFICANT CHANGES

         On February 3, 2006, the Company acquired all of the issued and outstanding capital stock of FMH and its subsidiary Wuhu, and thereby acquired the mining operations of Wuhu. Inasmuch as the acquisition was accounted for as a reverse acquisition that resulted in a change of control of the Company, in future filings, the operations of FMH and Wuhu will be presented on a consolidated basis and the historic operations of the Company will be those of FMH. Following the acquisition, we will be substantially dependent upon the operations of FMH and Wuhu in order to generate meaningful revenue and profitable operations. A description of the Company's acquisition of FMH is contained elsewhere in this report under Item 4(A).

[Item 9] THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

         The following table sets forth the annual high and low last trade prices of our Common Shares as reported by The Nasdaq Stock Market for each of the five preceding fiscal years. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

                      PERIOD                                HIGH            LOW
                      ------                                ----            ---
         Fiscal Year ended:
                  December 31, 2006                        $18.02          $3.50
                  December 31, 2005                          7.49           2.88
                  December 31, 2004                         13.37           3.30
                  December 31, 2003                         13.30           1.70
                  December 31, 2002                          2.99           1.20

         The following table sets forth the high and low last trade prices of our Common Shares as reported by The Nasdaq Stock Market for each fiscal quarter of 2005 and 2006. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

                      PERIOD                                HIGH            LOW
                      ------                                ----            ---

         2006 Fiscal Year, quarter ended:
                  March 31, 2006                           $18.02          $3.50
                  June 30, 2006                             11.79           7.12
                  September 30, 2006                         8.03           5.12
                  December 31, 2006                         12.00           7.75
         2005 Fiscal Year, quarter ended:
                  March 31, 2005                            $7.49          $3.90
                  June 30, 2005                              5.46           3.81
                  September 30, 2005                         4.71           3.90
                  December 31, 2005                          5.98           2.88

         The following table sets forth the monthly high and low last trade prices of our Common Shares as reported by The Nasdaq Stock Market for each month during the six months preceding the date of this Report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

                      PERIOD                                HIGH            LOW
                      ------                                ----            ---
         Month ended:
                  March 31, 2007                             7.78           6.50
                  February 28, 2007                          8.84           7.56
                  January 31, 2007                          10.51           8.76
                  December 31, 2006                         10.67           8.21
                  November 30, 2006                         12.00          10.00
                  October 31, 2006                         $10.90           7.75

B.       PLAN OF DISTRIBUTION

         No disclosure is required in response to this Item.

C.       MARKETS

         Our Common Shares have been listed on the Nasdaq SmallCap market since November 22, 2004, under the symbol "CHNR." From August 7, 1995 until November 22, 2004, our Common Stock was listed under the symbol "CHRB."

D.       SELLING SHAREHOLDERS

         No disclosure is required in response to this Item.

E.       DILUTION

         No disclosure is required in response to this Item.

F.       EXPENSES OF THE ISSUE

         No disclosure is required in response to this Item.

[Item 10] ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         No disclosure is required in response to this Item.

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

         Share Rights, Preferences and Restrictions. We are authorized to issue 210,000,000 shares consisting of 200,000,000 Common Shares of no par value, and 10,000,000 preferred shares of no par value. The preferred shares may be issued in series having such rights, preferences and limitations as are determined by our board of directors at the time of issuance. In accordance with our Memorandum of Association, our board of directors has designated a series of preferred shares, consisting of 320,000 shares and designated Series B Preferred Shares. Series B Preferred Shares are entitled to one vote for each share, shall be entitled to vote on each matter that is submitted for a vote of common shareholders and shall be aggregated with outstanding Common Shares for all voting purposes. Series B Preferred Shares have no preemptive or other subscription rights and are not subject to future calls or assessments. There are no redemption or sinking fund provisions applicable to the Series B Preferred Shares and holders thereof have no rights whatsoever to dividends or to distributions upon our liquidation. No Series B Shares are outstanding.

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

         Shareholder Meetings. The directors may convene meetings of our members at such times and in such manner and places as the directors consider necessary or desirable. The directors shall convene such a meeting upon the written request of members holding 30 percent or more of our outstanding voting shares. At least seven days' notice of the meeting shall be given to the members whose names appear on the share register. A majority of our outstanding shares entitled to vote must be present at a meeting of shareholders in order to constitute a quorum and the affirmative vote of a majority of those present and entitled to vote shall be required in order to approve action by members. However, in the event a meeting of shareholders is adjourned due to the absence of a quorum, the minimum number of shares that must be present in order to constitute a quorum shall be reduced to one-third. Notwithstanding the foregoing, our Memorandum of Association provides that any action that may be taken at a meeting of members may be taken without a meeting if the action is approved by written consent of a majority of members.

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

F.       DIVIDENDS AND PAYING AGENTS

         No disclosure is required in response to this Item.

G.       STATEMENT BY EXPERTS

         No disclosure is required in response to this Item.

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

I.       SUBSIDIARY INFORMATION

         No disclosure is required in response to this Item.

[Item 11] QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE RISK

         All of the Company's sales and purchases are made domestically and are denominated in Renminbi. The administrative expenses of the Company's head office in Hong Kong are denominated either in United States dollars or Hong Kong dollars. As the reporting currency of the Company's consolidated financial statements is Renminbi, the Company has material market risk with respect to currency fluctuation between Hong Kong dollars and United States dollars to Renminbi and translation difference may arise on consolidation. The Company may also suffer an exchange loss when it converts Renminbi to other currencies, such as Hong Kong dollars or United States dollars.

INTEREST RATE RISK

         The Company's interest income is sensitive to changes in the general level of Renminbi and Hong Kong dollars interest rates. In this regard, changes in interest rates affect the interest earned on the Company's cash equivalents. As of December 31, 2006, the Company's cash equivalents are mainly Renminbi and Hong Kong Dollar deposits with financial institutions, bearing market interest rates partly without fixed term and partly with one-month term.

COMMODITY PRICE RISK

         The Company is exposed to fluctuation in the prices of zinc and iron which we produce. As at December 31, 2006, the Company's inventories amounted to RMB5,231,000 (US$671,000), consisted of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cashflow. We have not engaged in hedging transactions or alternative measures to manage possible price fluctuations.

[Item 12] DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         No disclosure is required in response to this Item.

                                     PART II

[Item 13] DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         No disclosure is required in response to this Item.

[Item 14] MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS

         No disclosure is required in response to this Item.

[Item 15] CONTROLS AND PROCEDURES

         As of December 31, 2006, the Company's management has concluded its evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (the evaluation date). Disclosure controls and procedures are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Annual Report, is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

         The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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

[Item 16A] AUDIT COMMITTEE FINANCIAL EXPERT

         In general, an "audit committee financial expert" within the meaning of
Item 401(e) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"), is an individual member of the Audit Committee who:

     o understands generally accepted accounting principles and financial statements,

     o is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

     o has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to the our financial statements,

     o   understands internal controls over financial reporting, and

     o   understands audit committee functions.

         An "audit committee financial expert: may acquire the foregoing attributes through:

     o education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;

     o experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements; or

     o   other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing are each an "audit committee financial expert" within the meaning of Item 401(e) of Regulation S-B. Each of our "audit committee financial experts" are independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

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

         We have adopted the Code of Ethics of China Development. The Code of Ethics is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics is filed as Exhibit 11 to this annual report.

[Item 16C] PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal years 2005 and 2006.

                                    FISCAL 2005                     FISCAL 2006
                                    -----------                     -----------
Audit Fees                              $70,000                        $135,000
Audit-Related Fees                           --                              --
Tax Fees                                     --                              --
All Other Fees                               --                              --
                                        -------                        --------
Total                                   $70,000                        $135,000
                                        =======                        ========

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

         The Audit Committee has adopted a procedure for pre-approval of all fees charged by GHP Horwath, P.C., the Company's independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to GHP Horwath, P.C. with respect to fiscal year 2006 were pre-approved by the Audit Committee.

[Item 16D] EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

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

                                    PART III

[Item 17] FINANCIAL STATEMENTS

         The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

                  Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

                  a. Consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006

                  b.   Consolidated balance sheets as of December 31, 2005 and
                       2006

                  c. Consolidated statements of shareholders' equity for the years ended December 31, 2004, 2005 and 2006

                  d. Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006

                  e.   Notes to consolidated financial statements.

[Item 18] FINANCIAL STATEMENTS

         No disclosure is required in response to this Item.

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

         EXHIBIT NO.       EXHIBIT DESCRIPTION
         -----------       -------------------

         4.4 Employment Agreement between the Company and Wong Wah On, dated February 1, 1999 (Filed as Exhibit 10.44 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.) *

         4.5 Service Agreement between the Company and Ching Lung Po, dated February 1, 1999 (Filed as Exhibit 10.45 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.) *

         4.6 Agreement for the Sale and Purchase of Shares in Shenzhen Xubu Investment Co. Ltd. by and between HARC and Su Wei Min dated February 10, 2004 (Certified English translation of original Chinese version filed as Exhibit 10.18 to Current Report on Form 8-K filed February 25, 2004, and incorporated herein by reference.)

         4.7 Agreement for the Sale and Purchase of Shares in Shenzhen Xubu Investment Co. Ltd. by and between Li Fei Lie, as nominee for HARC and Su Wei Min dated February 10, 2004 (Certified English translation of original Chinese version filed as Exhibit 10.19 to Current Report on Form 8-K filed February 25, 2004, and incorporated herein by reference.)

         4.8 Acquisition Agreement dated January 24, 2006 by and between China Natural Resources, Inc., Feishang Mining Holdings Limited and Feishang Group Limited (Filed as Exhibit 10.1 to the Current Report on Form 6-K filed January 25, 2006, and incorporated herein by reference.)

         4.9 Sale and Purchase Agreement of HARC dated July 5, 2006 by and between China Natural Resources, Inc. and Allied Clear Investments Limited (Filed as Exhibit 10.1 to the Current Report on Form 6-K filed July 11, 2006, and incorporated herein by reference.)

         4.10 Agreement for Sale and Purchase of Shares of iSense Limited dated July 31, 2006 among China Natural Resources, Inc., Ngan Chiu Wai Jenny and iSense Limited (Filed as Exhibit 4.10 herewith)

         6 Computation of Earnings Per Share for Fiscal Year ended December 31, 2006 (Contained in Financial Statements filed herewith.)

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


                                           CHINA NATURAL RESOURCES, INC.



Date: April 30, 2007                       By: /s/ Li Feilie
                                               --------------------
                                               Li Feilie, President

                                   APPENDIX A

                              FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a. Consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006

b.       Consolidated balance sheets as of December 31, 2005 and 2006

c. Consolidated statements of shareholders' equity for the years ended December 31, 2004, 2005 and 2006

d. Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006

e.       Notes to consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

                          CHINA NATURAL RESOURCES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

                                                                     PAGES
                                                                     -----

Report of independent registered public accounting firm               F-1

Consolidated statements of operations                              F-2 - F-3

Consolidated balance sheets                                        F-4 - F-5

Consolidated statements of shareholders' equity                       F-6

Consolidated statements of cash flows                              F-7 - F-8

Notes to consolidated financial statements                        F-9 - F-28

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

China Natural Resources, Inc.


We have audited the accompanying consolidated balance sheets of China Natural Resources, Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Natural Resources, Inc. and subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment".

As discussed in Note 3 to the consolidated financial statements, on February 3, 2006, the Company acquired Feishang Mining Holdings Limited in a transaction recorded as a reverse merger.


GHP Horwath, P.C.
Denver, Colorado

April 25, 2007

                          CHINA NATURAL RESOURCES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------------------------------
                                                       Notes            2004             2005             2006             2006
                                                     ---------       ----------       ----------       ----------       ----------
                                                                        RMB              RMB              RMB               US$
NET SALES                                                                77,939           98,962          145,389           18,639

COST OF SALES                                                           (31,518)         (38,402)         (36,787)          (4,716)
                                                                      ---------       ----------       ----------       ----------

GROSS PROFIT                                                             46,421           60,560          108,602           13,923

SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES                                               (4,597)          (9,172)         (14,170)          (1,817)
                                                                      ---------       ----------       ----------       ----------

INCOME FROM OPERATIONS                                                   41,824           51,388           94,432           12,106

INTEREST INCOME                                                             162            1,216              904              116

OTHER INCOME (EXPENSE), NET                                  5                6             (223)           4,929              632
                                                                      ---------       ----------       ----------       ----------

INCOME FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES                                         41,992           52,381          100,265           12,854

INCOME TAXES                                                 6               --           (8,335)         (15,157)          (1,943)
                                                                      ---------       ----------       ----------       ----------

INCOME FROM CONTINUING
   OPERATIONS                                                            41,992           44,046           85,108           10,911
                                                                      ---------       ----------       ----------       ----------

DISCONTINUED OPERATIONS
  Income from discontinued
     bleaching earth segment                                 4               12               --               --               --
  Loss from discontinued advertising and
      HARC operations, net of taxes of nil                   4               --               --             (659)             (84)
  Loss on disposal of discontinued operations,
      net of taxes of nil                                    4               --               --          (11,901)          (1,526)
                                                                      ---------       ----------       ----------       ----------
INCOME/(LOSS) FROM DISONTINUED
   OPERATIONS                                                                12               --          (12,560)          (1,610)
                                                                      ---------       ----------       ----------       ----------

NET INCOME                                                               42,004           44,046           72,548            9,301
                                                                      =========       ==========       ==========       ==========

                                  (Continued)

                          CHINA NATURAL RESOURCES, INC.

                  YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------------------------------
                                                       Notes            2004             2005             2006             2006
                                                     ---------       ----------       ----------       ----------       ----------
                                                                        RMB              RMB              RMB               US$
INCOME PER SHARE:
  Basic
    Income from continuing operations                                      4.21             4.41             7.46             0.96
    Loss from discontinued operations                                        --               --            (1.10)           (0.14)
                                                                    -----------      -----------      -----------      -----------
                                                                           4.21             4.41             6.36             0.82
                                                                    ===========      ===========      ===========      ===========

INCOME PER SHARE:
  Diluted
    Income from continuing operations                                      3.74             4.36             6.17             0.79
    Loss from discontinued operations                                        --               --            (0.91)           (0.12)
                                                                    -----------      -----------      -----------      -----------

                                                                           3.74             4.36             5.26             0.67
                                                                    ===========      ===========      ===========      ===========

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING
    Basic                                                             9,980,593        9,980,593       11,402,372       11,402,372
                                                                    ===========      ===========      ===========      ===========

    Diluted                                                          11,245,975       10,110,036       13,798,731       13,798,731
                                                                    ===========      ===========      ===========      ===========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2005 AND 2006

                    (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                           Notes            2005            2006           2006
                                                           -----         -------         -------        -------
                                                                             RMB             RMB            US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                 41,202         136,991         17,563
Trade receivables, net of allowance of RMB307
  and RMB311, respectively                                                 4,622             504             65
Bills receivable                                                             450              --              -
Other receivables, deposits and prepayments                                  422             604             77
Amount due from a related company                            10           20,503              --              -
Inventories                                                   7            3,788           5,231            671
                                                                        --------        --------        -------

TOTAL CURRENT ASSETS                                                      70,987         143,330         18,376

PROPERTY AND EQUIPMENT, NET                                   8           33,656          37,435          4,799
                                                                        --------        --------        -------

TOTAL ASSETS                                                             104,643         180,765         23,175
                                                                        ========        ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                             934           1,231            158
Other payables                                                9           18,881          28,509          3,655
Advances from customers                                                    1,174           2,650            340
Accrued liabilities                                                        1,319           2,371            304
Amount due to a director                                     10           23,644           8,594          1,102
Amount due to a related company                              10            6,476           3,444            441
Dividends payable                                                              5             170             22
Taxes payable                                                              2,545           3,265            418
                                                                        --------        --------        -------

TOTAL LIABILITIES - ALL CURRENT                                           54,978          50,234          6,440
                                                                        --------        --------        -------

                                   (Continued)

                          CHINA NATURAL RESOURCES, INC.

                           DECEMBER 31, 2005 AND 2006

                    (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                           Notes            2005            2006           2006
                                                           -----         -------         -------        -------
                                                                             RMB             RMB            US$

SHAREHOLDERS' EQUITY Common shares, no par:
  Authorized - 200,000,000 shares;
  Issued and outstanding - 11,548,416 shares in 2006                          --          47,250          6,058
Reserves                                                                   3,912           7,331            940
Retained earnings                                                         45,513          76,180          9,767
Other comprehensive income/(loss)                                            240            (230)           (30)
                                                                        --------        --------       --------

TOTAL SHAREHOLDERS' EQUITY                                                49,665         130,531         16,735
                                                                        --------        --------       --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               104,643         180,765         23,175
                                                                        ========        ========       ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

                    (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                 OTHER
                                          SHARE       SHARE                RETAINED      COMPREHENSIVE
                                        CAPITAL     CAPITAL    RESERVES    EARNINGS       INCOME/(LOSS)    TOTAL
                                     ----------      ------     -------     -------               ----    -------
                                         SHARES         RMB         RMB         RMB                RMB        RMB
Balances at January 1, 2004           9,980,593          --          --       7,380                 --      7,380

Net income for the year                      --          --          --      42,004                 --     42,004
                                     ----------      ------     -------     -------               ----    -------

Balances at December 31, 2004         9,980,593          --          --      49,384                 --     49,384

Transfer to reserves                         --          --       3,912      (3,912)                --          -

Dividends declared                           --          --          --     (44,005)                --    (44,005)

Net income for the year                      --          --          --      44,046                 --     44,046

Currency translation adjustments             --          --          --          --                240        240
                                                                                                          -------
Comprehensive income                                                                                       44,286
                                     ----------      ------     -------     -------               ----    -------

Balances at December 31, 2005         9,980,593          --       3,912      45,513                240     49,665

Acquisition of the Company
  by FMH                              1,567,823      19,222      28,028          --                 --     47,250

Dividends                                    --          --          --     (38,462)                --    (38,462)

Appropriation of reserves  -                 --          --       3,419      (3,419)                --         --

Elimination of reserves relating
  to discontinued operations                 --      28,028     (28,028)         --                 --         --

Net income for the year                      --          --          --      72,548                 --     72,548

Currency translation adjustments             --          --          --          --               (470)      (470)
                                                                                                          -------
Comprehensive income                                                                                       72,078
                                     ----------      ------     -------     -------               ----    -------
Balances at
  December 31, 2006                  11,548,416      47,250       7,331      76,180               (230)   130,531
                                     ==========      ======     =======     =======               ====    =======

Balances at December
  31, 2006 (US$)                     11,548,416       6,058         940       9,767                (30)    16,735
                                     ==========      ======     =======     =======               ====    =======

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                          CHINA NATURAL RESOURCES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

                             (AMOUNTS IN THOUSANDS)

                                                                         YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------------
                                                           2004             2005             2006            2006
                                                        -------          -------          -------          ------
                                                            RMB              RMB              RMB             US$
OPERATING ACTIVITIES
Net income                                               42,004           44,046           72,548           9,301
Adjustments to reconcile net income
    to net cash provided by operating activities:
       Depreciation                                       1,715            2,414            2,350             301
       Amortization of mining rights                        312              370              803             103
       Loss on disposal of subsidiaries                      --               --           11,901           1,526
       Loss on disposal of property and equipment           255               92               25               3
       Interest accrued on loan to related company           --             (503)              --              --

Changes in operating assets and liabilities,
  net of business acquisition:
    Trading securities                                       --               --            1,587             203
    Trade receivables                                     2,705           (3,910)           4,118             528
    Bills receivable                                       (697)             597              450              58
    Inventories                                             767             (270)          (1,443)           (185)
    Other receivables, deposits and prepayments             426               (3)            (181)            (23)
    Accounts payable                                       (472)            (416)             297              38
    Other payables                                          724            3,302            6,814             874
    Advances from customers                              (5,911)          (1,026)           1,476             189
    Accrued liabilities                                     131             (187)           1,660             213
    Taxes payable                                           902              395              720              93
    Discontinued operations *                               886               --               50               6
                                                       --------         --------         --------        --------

Net cash provided by operating activities                43,747           44,901          103,175          13,228
                                                       --------         --------         --------        --------

INVESTING ACTIVITIES
    Advances to related companies                       (33,069)         (83,140)              --              --
    Repayment from related companies                         --           50,623              206              26
    Repayment to related companies                           --               --           (3,032)           (389)
    Advances from a director                                431           11,213              759              97
   Repayment to a director                                   --               --          (14,899)         (1,910)
    Purchases of property and equipment                  (1,981)          (2,304)          (5,032)           (645)
    Proceeds from disposal of property and equipment         --               22               --              --
    Cash received on acquisition of subsidiaries             --               --            1,207             155
    Net proceeds from disposal of subsidiaries               --               --           32,795           4,205
                                                       --------         --------         --------        --------

Net cash (used in)/provided by investing activities     (34,619)         (23,586)          12,004           1,539
                                                       --------         --------         --------        --------

FINANCING ACTIVITIES
    Proceeds from bank loan                                  --           10,000               --              --
    Repayment of bank loan                                   --          (10,000)              --              --
    Dividends paid                                           --               --          (18,000)         (2,308)
    Net cash used in financing activities of
     discontinued operations                                 --               --              (10)             (1)
                                                       --------         --------         --------        --------

Net cash used in financing activities                        --               --          (18,010)         (2,309)
                                                       --------         --------         --------        --------

                                   (Continued)

                          CHINA NATURAL RESOURCES, INC.

                  YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

                             (AMOUNTS IN THOUSANDS)

                                                                         YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------------
                                                           2004             2005             2006            2006
                                                        -------          -------          -------          ------
                                                            RMB              RMB              RMB             US$
NET INCREASE IN CASH AND
   CASH EQUIVALENTS                                       9,128           21,315           97,169          12,458

EFFECT OF EXCHANGE RATES ON CASH                             --              240           (1,380)           (177)

CASH AND CASH EQUIVALENTS,
   BEGINNING                                             10,519           19,647           41,202           5,282
                                                       --------         --------         --------        --------

CASH AND CASH EQUIVALENTS, ENDING                        19,647           41,202          136,991          17,563
                                                       ========         ========         ========        ========

Supplemental disclosure of cash flow information:
Cash paid for income taxes                                   --            7,145           14,901           1,910
                                                        =======          =======          =======        ========

Supplemental disclosure of non-cash investing and financing activities:

Business acquisition
  Fair value of assets acquired                              --               --           50,558           6,482
  Liabilities assumed                                        --               --           (3,308)           (424)
                                                       --------         --------         --------        --------
Common shares issued                                         --               --           47,250           6,058
                                                        =======          =======          =======        ========

Other payable for mining rights                              --               --            1,500             192
                                                        =======          =======          =======        ========

Transfer of interest in WFM                                  --           12,000               --              --
                                                        =======          =======          =======        ========

Dividends declared                                           --           44,005           38,462           4,931
                                                        =======          =======          =======        ========

  Offset dividends against amount due from a
     former shareholder and amounts due from
     related companies                                       --           44,000           20,297           2,602
                                                        =======          =======          =======        ========

  Offset amount due to a former shareholder against
     amount due from a related company                       --           25,183               --              --
                                                        =======          =======          =======        ========

Amount due from related company for sale of assets
    of discontinued operations                            8,050               --               --              --
                                                        =======          =======          =======        ========


  Offset other receivables against amount due to a
     related company                                        (68)              --               --              --
                                                        =======          =======          =======        ========

----------
* Cash flows from investing and financing activities of discontinued operations were not significant in 2004.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

         The following depicts China Natural Resources, Inc. and its subsidiaries (collectively the "Company" or "Group") at December 31, 2006:

                                       ----------------------------------------
                                       |            CHINA NATURAL             |
                                       |           RESOURCES, INC.            |
                                       |  a British Virgin Islands company    |
                                       ----------------------------------------
                 |-----------------------------------------------------------------------------------|
                 |                                         |                                         |
                 80%                                      100%                                      100%
                 |                                         |                                         |
---------------------------------      --------------------------------------        -------------------------------
|         SILVER MOON           |      |                 FMH                |        |          SUNWIDE            |
|       a British Virgin        |      |      a British Virgin Islands      |        |      a British Virgin       |
|       Islands company         |      |               company              |        |      Islands company        |
---------------------------------      --------------------------------------        -------------------------------
                   |                                       |
                  100%                                    100%
                   |                                       |
---------------------------------      -------------------------------------
|         MEDI-CHINA            |      |               WUHU                |
|         a Hong Kong           |      |            a PRC company          |
|           company             |      |                                   |
---------------------------------      -------------------------------------

         China Natural Resources, Inc. ("CNRI"), (formerly know as Billion Luck Company Limited ("Billion Luck")) is a British Virgin Islands ("BVI") holding company incorporated in 1993. China Resources Development, Inc. ("CRDI") was a U.S. holding company, incorporated in Nevada in 1986. CRDI owned all the outstanding capital stock of Billion Luck. On December 9, 2004, CRDI completed a merger (the "Merger") with and into Billion Luck. The Merger was effected by an exchange of shares of CRDI into shares of Billion Luck on a one-for-one basis. As a result of the Merger, CRDI became domiciled in the British Virgin Islands and its name was changed to China Natural Resources, Inc. All assets, liabilities, contracts and obligations of CRDI became the assets, liabilities, contracts and obligations of CNRI. References to the Company are to CNRI as successor to CRDI and its subsidiaries.

         On February 3, 2006 (the "Acquisition Date"), the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining Holdings Limited ("FMH"), (the "Acquisition"). FMH is a BVI company incorporated in 2004, and through its wholly owned subsidiary, Wuhu Feishang Mining Development Co. Ltd. ("WFM"), is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. The Acquisition was accounted for using the purchase method of accounting and is treated as a reverse acquisition, with FMH being the accounting acquirer. Accordingly, the accompanying financial statements represent the operations of FMH through February 2, 2006 and the consolidated operations of FMH and the Company subsequent to February 2, 2006. We have retroactively restated issued share capital to reflect the acquisition of FMH. (See Note 3)

         Sunwide Capital Limited ("Sunwide") is a BVI company incorporated in 2001 and engaged in the investment in US-listed securities. Sunwide is a wholly-owned subsidiary of CNRI and is currently inactive.

         Silver Moon Technologies Limited ("Silver Moon") is a BVI company incorporated in 2002 with its primary operations to be the provision of online internet healthcare information. Zhongwei Medi-China.com Limited ("Medi-China") is a Hong Kong company incorporated in 1999 to conduct the business of Silver Moon. Neither Silver Moon nor Medi-China is currently engaged in active business operations. Silver Moon is 80% owned by CNRI and Medi-China is 100% owned by Silver Moon.

         WFM was established as a Sino-foreign joint venture company in the PRC with the venturers being Wuhu Feishang Enterprise Development Limited ("WFE") ("50%") and Feishang International Holdings Ltd. ("FIH") ("50%") on June 21, 2002 with a tenure of 20 years from the date of the business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of WFM is RMB12,000 (US$1,538), of which RMB6,000 (US$769) was each contributed by WFE and FIH. WFM commenced operations in May 2003 upon its acquisition of Anhui Fanchang Zinc and Iron Mine ("Anhui"), a PRC state-owned entity.

         In April 2005, WFE and FIH transferred their interests in WFM to FMH at cost (RMB12,000). WFE, FIH and FMH are all controlled by the same individual, Mr. Li Feilie. FMH recorded the transfer of WFE's and FIH's interests in WFM at historical net book value and has accounted for the transfer as a transfer of assets between entities under common control in a manner similar to the pooling of interests; accordingly, all prior year consolidated financial statements of FMH have been restated to include the results of operations, financial position, and cash flows of WFM.

         WFM owns the mining rights to two mines: Yang-chong Mine contains iron and zinc minerals and Zao-yun Mine contains mainly iron minerals. The cash flows and profitability of WFM's current operations are significantly affected by the market price of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond WFM's control.

         Through October 3, 2006, the date of disposition, the Company owned 100% of Hainan Cihui Industrial Company Limited ("HARC"), a PRC company incorporated in 1994 which performed limited commodity trading.

         Through July 31, 2006, the date of disposition, the Company owned 100% of iSense Limited ("iSense"), a Hong Kong company incorporated in 2000 and a provider of promotion and public relations services in Hong Kong and mainland China to both local and international customers.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Principles of consolidation

                  The consolidated financial statements of CNRI and its subsidiaries (the "Company" or the "Group") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), and include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation.

         (b)      Use of estimates

                  The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

         (c)      Cash and cash equivalents

                  The Group considers all highly liquid investments and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents.

         (d)      Inventories

                  Inventories are stated at the lower of average cost or net realizable value. For products, the Group determines net realizable value by estimating value based on current metals prices, less cost to convert stockpiled and in-process inventories to finished products. Major types of inventories include:

                    Raw materials consists of raw ore extracted and auxiliary material - costs are limited to those directly related to mining.

                    Work in progress consists of semi-finished iron and zinc ore
                    - valued at the cost of production through the point at which inventory has been processed.

                    Finished goods - valued at the lower of full cost of production or net realizable value based on current metal prices.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (e)      Property and equipment

                  Property and equipment are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred.

                  Depreciation is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life.

                  In April 2004, the FASB issued FASB Staff Position ("FSP") FAS 141-1 and FAS 142-1 "Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and Emerging Issues Task Force ("EITF") Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets". This FSP amends SFAS Nos. 141 and 142 and requires mineral rights to be accounted for as tangible assets based on the consensus reached in EITF 04-2.

                  The Company has determined that its mining rights are mineral rights, and accordingly they are classified as property and equipment.

                  Mining rights are stated at cost less accumulated amortization and any impairment losses. The mining rights are amortized based on actual units of production over the estimated reserves of the mines, not to exceed 20 years. The weighted average remaining amortization period for these reserves is 16 years as of December 31, 2006. The Company's rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past, and therefore, believes that assigned lives are appropriate.

                  Estimated useful lives are as follows:

                  Buildings and mine development              15 - 35 years
                  Machinery and equipment                      5 - 15 years
                  Motor vehicles                                5 - 8 years
                  Mining rights                                  5-16 years

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

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (f)      Revenue recognition

                  Revenue from product sales is recognized when title passes to the customer in accordance with the sales agreement, generally upon product acceptance by the customer.

                  Freight and handling costs paid to third party carriers are recorded as cost of sales.

         (g)      Income taxes

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

         (h)      Earnings per share

                  Basic earnings per share amounts are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments, such as options or warrants (including the warrants issued in connection with the Acquisition - Note 3), unless the effect is to reduce a loss or increase earnings per share and is calculated using the treasury stock method. The basic weighted average shares outstanding during each of the years ended December 31, 2004, 2005 and 2006 were 9,980,593,
                  9,980,593 and 11,402,372 respectively. The diluted weighted average shares outstanding during each of the years ended December 31, 2004, 2005 and 2006 were 11,245,975, 10,110,036 and 13,798,731, respectively.

         (i)      Foreign currency translation

                  The functional currency of substantially all the operations of the Group is Renminbi ("RMB"), the national currency of the PRC. The financial statements of subsidiary operations with a functional currency other than the RMB have been translated into RMB using the closing rate method and all balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date and the statements of operations amounts have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of comprehensive income.

                  Transactions denominated in currencies other than the RMB are translated into RMB at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into RMB at the rate of exchange at the balance sheet date. The resulting exchange gains or losses are credited or charged to the consolidated statements of operations.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  The financial statements are stated in RMB. The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by the People's Bank of China on December 31, 2006 of US$1.00 = RMB7.80. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2006 or at any other date.

         (j)      Interest income

                  Interest on bank balances is recorded when earned.

         (k)      Stock-based compensation

                  On January 1, 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123-revised 2004 ("SFAS 123R"), Share-Based Payment, which replaced SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees ("APB 25").

                  Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The Company elected the modified prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new grants and to grants that were outstanding at the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 proforma disclosure.

                  At December 31, 2004, 2005 and 2006, the Company had no outstanding options. Proforma income and income per share for fully vested options granted and exercised in 2004, and reflecting the retroactive restatement of issued share capital as a result of the acquisition of FMH is as follow:

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                                                   YEAR ENDED DECEMBER 31, 2004
                                                   ----------------------------
                                                                            RMB
                  Net income, as reported                                42,004
                  Less: Total stock-based employee
                    compensation expense determined
                    under fair value based method                          (946)
                                                                         ------
                                                                         41,058
                                                                         ======
                  Income per share:
                     Basic- as reported                                    4.21
                                                                         ======
                     Diluted - as reported                                 3.74
                                                                         ======
                     Basic - pro forma                                     4.11
                                                                         ======
                     Diluted - pro forma                                   3.65
                                                                         ======

                  The fair value of the options granted in 2004 was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.96%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 109.10%; and the life of the options of 2 months.

         (l)      Recently issued accounting pronouncements

                  During June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes"-- an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Management is assessing the impact this interpretation will have on the Company's consolidated operating results, cash flows or financial position upon adoption.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  During October 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement does not require any new fair value measurements but provides guidance on how to measure fair value and clarifies the definition of fair value under accounting principles generally accepted in the United States of America. The statement also requires new disclosures about the extent to which fair value measurements in financial statements are based on quoted market prices, market-corroborated inputs, or unobservable inputs that are based on management's judgments and estimates. The statement is effective for fiscal years beginning after November 15, 2007. The statement will be applied prospectively by the Company for any fair value measurements that arise after the date of adoption.

                  In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure eligible items at fair value at specified election dates. The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 although early adoption is permitted provided that an entity also adopts SFAS
                  157. Management has not determined the impact this standard will have on the Company's consolidated operating results or financial position upon adoption.

         (m)      Reclassifications

                  Certain comparative balances have been reclassified to conform to the current year presentation.

3.       ACQUISITION

         On February 3, 2006, the Company acquired all of the issued and outstanding capital stock of FMH. The Acquisition of FMH by the Company was accounted for using the purchase method of accounting and is treated as a reverse acquisition because on a post-merger basis, the former FMH shareholder holds 86.4% of the outstanding common shares of the Company. As a result, FMH is deemed to be the acquirer for accounting purposes. Accordingly, the consolidated financial statements included herein present the financial information of FMH for all periods prior to the Acquisition Date and the financial information of the consolidated companies from the Acquisition Date forward. Historical share and per share amounts for the periods prior to the Acquisition have been retroactively restated to reflect the exchange ratio established in the transaction, in a manner similar to a reverse stock split. The consolidated retained earnings of FMH have been carried forward after the Acquisition.

         As consideration for the Acquisition, the Company issued to the former FMH shareholder 9,980,593 of the Company's common shares, as well as warrants (the "Warrants") to purchase an additional 4,500,000 of the Company's common shares. In connection with the Acquisition, 320,000 series B preferred shares were converted into 320,000 common shares. The Warrants entitle the holder to purchase: 2,000,000 common shares of the Company at an exercise price of US$4.00 per share for a period of two years from the Acquisition Date; 1,500,000 common shares at an exercise price of US$4.50 per share for a period of three years from the Acquisition Date; and 1,000,000 common shares at an exercise price of US$5.00 per share for a period of four years from the Acquisition Date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical.

         The following table summarizes the fair values of the Company's assets and liabilities acquired by FMH at the Acquisition Date. The purchase price was determined by multiplying the number of outstanding shares immediately prior to consummating the acquisition of 1,567,823 by the closing price of our common shares the day prior to the public announcement of the Acquisition Agreement between the Company and FMH.

                                                                    RMB                     RMB
                                                                 ------                  ------
          Purchase price (including direct costs)                                        47,250
          Current assets                                          3,074
          Property and equipment                                    869
          Investments                                            24,700
                                                                 ------
          Total assets                                           28,643
          Total liabilities assumed                              (3,308)
                                                                 ------
          Net assets acquired                                                            25,335
                                                                                         ------
          Goodwill resulting from the acquisition                                        21,915
                                                                                         ======

         During the year ended December 31, 2006, the goodwill of RMB21,915 (US$2,810) was eliminated upon the disposal of the reporting units to which the goodwill had been assigned (Note 4).

         At the Acquisition Date, the Company had appropriated retained earnings to statutory reserves in accordance with PRC regulations of RMB28,028 (US$3,593). These statutory reserves primarily related to HARC. During the year ended December 31, 2006, these reserves were eliminated upon the disposal of HARC (Note 4).

         The following unaudited proforma financial information presents results of operations as if the above acquisitions had occurred at the beginning of the respective three years in the period ended December 31, 2006:

                                                                                  YEARS ENDED DECEMBER 31,
                                                               ---------------------------------------------------------
                                                                  2004             2005              2006          2006
                                                               -------           ------           -------         ------
                                                                   RMB              RMB               RMB           US$
          Net sales                                              77,939           98,962           145,389        18,639
          Income from continuing operations                      33,065           36,936            81,411        10,437
          Loss from discontinued operations                     (13,501)          (6,754)          (12,604)       (1,616)
          Net income                                             19,564           30,182            68,807         8,821
          Basic income per share                                   1.69             2.61              5.96          0.76
          Diluted income per share                                 1.53             2.59              4.93          0.63

4.       DISPOSITION OF ASSETS

         Pursuant to a January 1, 2004 agreement, WFM disposed of its interest in the mining of activated bleaching earth operations to a related party, Wuhu Feishang Non-Metal Material Co. Ltd. ("WFNM"), for total consideration of RMB8,050 (US$1,032), which was paid in November 2005. Inventories of the bleaching earth segment with a carrying value of RMB796 (US$102) were not sold to WFNM and were sold by WFM to unrelated third parties in 2004. The sale price of the bleaching earth segment equaled its carrying value and accordingly there was no gain or loss on the sale. As a result of the disposition, WFM ceased its activated bleaching earth operations and its results have been retroactively presented as discontinued operations. Revenues from the discontinued activated bleaching earth segment were RMB808 (US$104) for the year ended December 31, 2004. Income before income taxes from the discontinued activated bleaching earth segment was RMB12 (US$1) for the year ended December 31, 2004. Cash flows from discontinued operations of RMB886 (US$114) are from operating activities. There were no cash flows from discontinued operations from investing or financing activities.

         On July 31, 2006, the Company disposed of its 100% equity interest in iSense to the director and former shareholder of iSense for consideration of RMB2,060 (US$264). On October 3, 2006, the Company consummated the sale of its 100% equity interest in Hainan Cihui Industrial Co. Ltd. ("HARC") to an unaffiliated third party for total consideration of RMB30,900 (US$3,962). The Company recognized a loss of approximately RMB11,901 (US$1,526) from the dispositions including goodwill written off of RMB21,915 (US$2,809) which was recorded in 2006. As a result of the dispositions, the Company ceased its advertising operation effective July 31, 2006 and its commodity trading operation effective October 3, 2006 and their results have been retroactively restated as discontinued operations. Revenues from discontinued iSense operations was RMB189 (US$24) for the year ended December 31, 2006. Revenues from discontinued HARC operations was RMB117 (US$15) for the year ended December 31 2006. Loss before income taxes for discontinued iSense operations was RMB266 (US$34) for the year ended December 31, 2006. Loss before income taxes from discontinued HARC operations was RMB393 (US$50) for the year ended December 31, 2006.

5.       OTHER INCOME(EXPENSE), NET

         Other income (expense), net represents:

                                                                   YEARS ENDED DECEMBER 31,
                                                        --------------------------------------------
                                                        2004          2005          2006        2006
                                                        ----          ----          ----        ----
                                                         RMB           RMB           RMB         US$
         Net gain on sale of marketable securities        --            --         5,013         643
         Loss on disposal of property & equipment         --           (92)          (25)         (3)
         Other                                             6          (131)          (59)         (8)
                                                        ----          ----         -----         ---
                                                           6          (223)        4,929         632
                                                        ====          ====         =====         ===

6.       INCOME TAXES

         Pre-tax income from continuing operations for the years ended December 31, 2004, 2005 and 2006 was taxable in the following jurisdictions:

                                      YEARS ENDED DECEMBER 31,
                          --------------------------------------- ------
                            2004          2005          2006        2006
                          ------        ------       -------      ------
                             RMB           RMB           RMB         US$

         PRC              42,005        53,673       114,807      14,718
         BVI                 (13)       (1,292)      (14,542)     (1,864)
                          ------        ------       -------      ------
                          41,992        52,381       100,265      12,854
                          ======        ======       =======      ======

         Prior to the Merger, it was management's intention to reinvest all the income attributable to the Group earned by its operations outside the United States of America (the "U.S."). Accordingly, no U.S. corporate income taxes were provided in these consolidated financial statements. After the Merger, management believes that the Company is no longer subject to US taxes.

         Under the current laws of the BVI, dividends and capital gains arising from the Company's investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends by the Company.

         The reconciliation of income taxes/(tax benefit) for income tax computed at the PRC federal statutory tax rate applicable to foreign investment enterprises operating in Anhui Province in the PRC, to income tax expense is as follows:

                                                          YEAR ENDED DECEMBER 31,
                                            -----------------------------------------------
                                               2004          2005          2006        2006
                                            -------       -------       -------      ------
                                                RMB           RMB           RMB         US$
         PRC Federal statutory tax rate          30%           30%           30%         30%

         Computed expected income tax
            expense                         (12,598)      (15,714)      (30,080)     (3,856)
         Non-deductible expenses                 --          (956)         (117)        (15)
         Preferential tax treatment          12,598         8,335        15,040       1,928
                                            -------       -------       -------      ------
         Income tax expense, all current         --        (8,335)      (15,157)     (1,943)
                                            =======       =======       =======      ======

         WFM is governed by the Income Tax Laws of the PRC. Being a Sino-foreign joint venture, the Company is exempt from income taxes for a period of two years commencing from its first profitable year (2003) and is entitled to a preferential income tax rate of 15% for three consecutive years commencing from its third profitable year (2005). Beginning in 2008, income will be taxed at the full rate of 30%.

7.       INVENTORIES

         Inventories consisted of:

                                                              DECEMBER 31,
                                                    ---------------------------------
                                                     2005          2006          2006
                                                    -----         -----           ---
                                                      RMB           RMB           US$
         Raw materials                              2,425         3,088           396
         Work in progress                             392         1,132           145
         Finished goods                               971         1,011           130
                                                    -----         -----           ---
                                                    3,788         5,231           671
                                                    =====         =====           ===

8.       PROPERTY AND EQUIPMENT

         Property and equipment consisted of:

                                                              DECEMBER 31,
                                                    ---------------------------------
                                                     2005          2006          2006
                                                    -----         -----           ---
                                                      RMB           RMB           US$
         At cost:
            Buildings and mine development         24,009        25,771         3,304
            Machinery and equipment                 4,860         6,119           784
            Motor vehicles                          1,473         2,631           337
            Mining rights                           9,229        12,586         1,614
                                                   ------        ------        ------

                                                   39,571        47,107         6,039

         Accumulated depreciation and depletion    (5,915)       (9,672)       (1,240)
                                                   ------        ------        ------

                                                   33,656        37,435         4,799
                                                   ======        ======        ======

         At December 31, 2005 and 2006, accumulated depreciation and depletion included accumulated depletion of mining rights of RMB889 and RMB1,693, respectively.

9.       OTHER PAYABLES

         Other payables consisted of:

                                                                                                  DECEMBER 31,
                                                                                      ----------------------------------
                                                                                        2005          2006          2006
                                                                                      ------        ------         -----
                                                                                         RMB           RMB           US$
         Fanchang County Economic Development
           Department (a)                                                              2,257         2,257           289
         Natural resources fee (b)                                                     4,508         7,217           925
         Staff compensation fund (c)                                                   4,110         3,875           497
         Provision for production maintenance (d)                                      4,274         6,577           843
         Safety management fee (e)                                                     1,788         4,622           593
         Provision for staff bonus and welfare (f)                                       947         1,725           221
         Provision for renewal of mining rights (g)                                        -         1,500           193
         Other                                                                           997           736            94
                                                                                      ------        ------         -----

                                                                                      18,881        28,509         3,655
                                                                                      ======        ======         =====

          (a) This balance represents a liability assumed by WFM upon its May 2003 acquisition of its mining business from Anhui. The liability is for financing the working capital of Anhui.

          (b) Natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales. WFM has no asset retirement obligations in connection with its mining operations.

          (c) The staff compensation fund represents a PRC government required contribution to a fund established to compensate employees for the loss of their state-sponsored pension and post employment benefits upon the acquisition of Anhui by WFM in May 2003. The fund will be distributed to employees at the termination of their employment with WFM. WFM is not required to make any additional contributions to the fund.

          (d) The provision for production maintenance represents a PRC government required contribution for future mine maintenance and production. It is calculated based on tons of ore extracted.

          (e) The safety management fee represents a PRC required contribution for accident prevention programs and accident related costs. The safety management fee is calculated as a percentage of sales.

          (f) The provision for staff bonus and welfare represents a PRC government required contribution and is calculated as a percentage of PRC net income.

          (g) The provision for renewal of mining rights represents fees payable to The Ministry of Land and Resources of Anhui Province for renewal of mining rights to Yang Chong Mine. Total fees for the renewal of the mining rights was RMB3 million. RMB1.5 million was paid in January 2006 with RMB500,000 and RMB1 million payable in November 2007 and November 2008, respectively.

10.      RELATED PARTY BALANCES AND TRANSACTIONS

         Amounts due from related companies and to and from a shareholder comprise:

                                                                                                   DECEMBER 31,
                                                                                      ----------------------------------
                                                                                        2005          2006          2006
                                                                                      ------         -----         -----
                                                                                         RMB           RMB           US$
         Due from a related company
            Anhui Xinke New Materials Co. Ltd. ("Xinke")  (a)                         20,503            --            --
                                                                                      ======         =====         =====

         Due to a related company:
            Wuhu Feishang Non-Metal Material
               Co. Ltd. ("WFNM")  (b)                                                  6,476         3,444           441
                                                                                      ======         =====         =====

         Due to a director
            Mr. Li Feilie  (c)                                                        23,644         8,594         1,102
                                                                                      ======         =====         =====

         Transactions with related companies are summarized as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------------------
                                                                            2004          2005          2006        2006
                                                                           -----         -----         -----         ---
                                                                             RMB           RMB           RMB         US$
         Sales of finished goods to WFNM                                     428            --            --          --
         Sales of finished goods to Pingxiang Iron and Steel
             Co. Ltd. ("Pingxiang")                                           57            --            --          --
         Purchases of raw materials from WFNM                                 82            --            --          --
         Sale of property and equipment to WFNM                            8,050            --            --          --
         Expenses paid on behalf of WFNM                                   2,670         1,809         2,032         389
         Interest income earned from Xinke                                    --           503            --          --
         Interest income received from Xinke                                               447            --          --

         (a) On February 23, 2005, the Company advanced RMB20,000 to Xinke. The balance increased to RMB20,503 at December 31, 2005 due to the accrual of interest income. On January 27, 2006, the balance was offset against dividends payable to Mr. Li Feilie.

         (b) At December 31, 2004, WFNM owed WFM RMB11,122, and through November 30, 2005, WFM made additional advances of RMB8,140 (including expenses paid on behalf of WFNM of RMB1,810) to WFNM and WFNM paid expenses of RMB623 on behalf of WFM. Also at December 31, 2004, WFM owed WFE RMB25,115. WFNM's obligation to WFM was assumed by WFE. On November 30, 2005, WFM and WFE agreed to offset RMB25,182, resulting in WFM, owing WFNM RMB6,476 at December 31, 2005. During the year ended December 31, 2006, WFNM paid expenses of RMB2,032 on behalf of WFM and advanced RMB1,000, resulting in WFM owing WFNM RMB3,444 at December 31, 2006. These advances are interest free, unsecured and are due on demand.

         (c) The amount due to a director represents advances made by Mr. Li Feilie to the Company and expenses he paid on behalf of the Company of RMB431 and RMB11,213 in 2004 and 2005, respectively. During the year ended December 31, 2006, RMB14,899 was repaid and an additional advance of RMB759 was made.

         Xinke, WFNM and Pingxiang are controlled by Mr. Li Feilie who is also a director and beneficial shareholder of the Company.

         The balance with Xinke was unsecured, bore interest at 5.22% per annum and was repaid in March 2006 by offset against dividends payable to Mr. Li Felie. The balances with the other related companies and director are unsecured, interest-free and are repayable on demand.

         In addition, the Company leases Hong Kong office space from a company controlled by certain directors of the Company on a month to month basis with monthly rent expense of approximately RMB17 (US$2). For the years ended December 31, 2004, 2005 and 2006, rental expenses paid to related parties amounted to RMB232 (US$30), RMB211 (US$27) and RMB226 (US$29), respectively.

11.      STOCK OPTIONS

         CNRI adopted a stock option plan (the "1995 Plan") as of March 31, 1995. The 1995 Plan allows the Board of Directors, or a committee thereof at the Board's discretion, to grant stock options up to 20% of the Company's then-outstanding common stock to officers, directors, key employees, consultants and affiliates of the Group. Such shares may represent authorized but unissued shares as well as repurchased or forfeited shares for any grant under the 1995 Plan that was expired or unexercised. The Board of Directors has the ability to set a holding period of less than one year for non-qualified stock options.

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

         On January 1, 2004, there were 3,000 options outstanding, with a weighted average exercise price of US$2.95. These options expired unexercised in 2004.

         During the year ended December 31, 2004, the board of directors granted options to certain employees and officers to purchase 104,000 shares of the Company's Common Stock, of which 24,000 shares are under the 1995 Plan and 80,000 shares are under the 2003 Plan, at an exercise price of US$5.68, exercisable through May, 2007. In May 2004, the options to purchase the 104,000 shares of the Company's Common Stock for US$5.68 per share were exercised and the Company issued the shares for US$591. The 1995 Plan terminated on March 31, 2005. There are no options outstanding at December 31, 2005 and 2006. The weighted average grant date fair value of options issued during the year ended December 31, 2004 was RMB946 (US$121). The total intrinsic value of options exercised and vested during the year ended December 31, 2004 was nil.

12.      CONCENTRATION OF RISK

         Concentration of credit risk:

         Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash deposits, trade receivables and bills receivable.

         (i)      Cash and cash deposits

                  The Company maintains its cash and cash deposits primarily with various PRC State-owned banks and Hong Kong based financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

         (ii)     Trade receivables

                  The Company sells zinc and iron products to companies in the PRC. Management considers that the Company's current customers are generally creditworthy and credit is extended based on an evaluation of the customers' financial conditions and, therefore, generally collateral is not required. The Company maintains reserves for potential credit losses based on its loss history and aging analysis. Such losses have been within management's expectations. At December 31, 2005 and 2006, the largest five customers accounted for 99% and 100%, respectively, of trade receivables. During the year ended December 31, 2004, three customers accounted 47%, 24% and 10%, respectively, of the Company's sales. During the year ended December 31, 2005, three customers accounted 65%, 12% and 8%, respectively, of the Company's sales. During the year ended December 31, 2006, three customers accounted for 85%, 5% and 5%, respectively, of the Company's sales.

                  The Company's entire production of zinc for the years ended December 31, 2004, 2005 and 2006 was sold to a single customer, Huludao Zinc Industry Co. Ltd. ("Huludao"). WFM is a party to a one-year non-binding sales contract with Huludao, subject to renewal every year. While the sales contract has been renewed on an annual basis in the past in the event WFM and Huludao are unable to agree upon renewal terms or if WFM's sales contract with Huludao is not renewed for any other reason, WFM will have to identify one or more alternative outlets for its mineral production.

         (iii)    Bills receivable

                  Bills receivable represent letters of credit obtained by the customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2005 and 2006, bills receivable amounted to RMB450 and nil, respectively, and their collectability was guaranteed by banks. The bills receivable have normal terms of maturity of six months.

         In addition, the Company sub-contracts its ore extraction work to a third party. To some extent, the Company's operations are affected by the performance of the contractor, whose activities are not within the Company's control. If the contractor fails to achieve the guaranteed monthly extraction volume, or the contractor otherwise fails to perform its obligations under its agreement with the Company, the agreement may be terminated by the Company; however, termination of the relationship could adversely affect the Company's operating results.

13.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used by the Group in estimating the fair value of its financial instruments:

         (i)      Cash and cash equivalents

                  The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents approximate their fair value.

         (ii) Trade receivables, bills receivable, other receivables, accounts payable and other payables

                  The carrying amounts reported in the consolidated balance sheet for trade receivables, bills receivable, other receivables, accounts payable and other payables approximate their fair values due to their short maturities.

         (iii)    Amounts due from/to related parties

                  The fair values of amounts due from/to the related parties cannot be determined due to the related party nature of those balances.

14.      RESERVES AND DISTRIBUTION OF PROFITS

         In accordance with the relevant PRC regulations and the Articles of Association of WFM (the "Articles of Association"), appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually.

         On February 28, 2005, the Board of Directors of WFM approved appropriations of RMB1,956 and RMB1,956 to the general reserve and the enterprise expansion reserve, respectively. The Board of Directors also declared dividends of RMB44,005.

         On January 27, 2006, the Board of Directors of WFM approved appropriations of RMB1,709 and RMB1,709 to the general reserve and the enterprise expansive reserve, respectively. The Board of Directors also declared dividends of RMB38,462. The dividends were based on PRC profits for 2005, prior to the Acquisition.

15.      FOREIGN CURRENCY EXCHANGE

         The RMB is not freely convertible into foreign currencies.

         From January 1, 1994 through July 2, 2005, a single rate of exchange was quoted daily by the People's Bank of China (the "Unified Exchange Rate"). Beginning July 23, 2005, the rate of exchange was revalued by 2.1% and the RMB is now to fluctuate according to the value of a group of currencies (the "managed float"). However, the unification or managed float of the exchange rates does not imply convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China.