Form 20-F
period 2008-12-31
CHINA NATURAL RESOURCES INC
filed 2009-06-29
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

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

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 19,623,416 Common Shares as of December 31, 2008.

Indicate by check mark if the issuer is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☑

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

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
By the international Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the "RMB Exchange Rate") as quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2008, which was US$1.00 = RMB6.8277. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the RMB Exchange Rate or at all.

References to the “Company” or “CHNR” are to China Natural Resources, Inc. (formerly known as Billion Luck Company Ltd.), a British Virgin Islands company, which was the surviving company after a merger between China Resources and CHNR on December 9, 2004 (the “Redomicile Merger”). Unless the context otherwise requires, the Company and/ or CHNR includes the operations of its predecessor and subsidiaries.

References to "Central Government" refer to the national government of the PRC and its various ministries, agencies, and commissions.

References to "Common Stock" are to the Common Stock, $0.001 par value, of China Resources. References to “Common Shares” are to the Common Shares, without par value, of CHNR after the Redomicile Merger.

References to "China Coal" are to China Coal Mining Investment Limited, a Hong Kong company and a wholly-owned subsidiary of CHNR.

References to "China Resources" are to China Resources Development, Inc., a Nevada company, and the predecessor to CHNR.

References to “Feishang Copper” are to Bayannaoer City Feishang Copper Co. Ltd., a company organized in the PRC and a wholly-owned subsidiary of Mark Faith.

References to “Feishang Dayun” are to Feishang Dayun Coal Mining Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Pineboom.

References to “Feishang Management” are to Shenzhen Feishang Management and Consulting Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Yunnan Mining.

References to “Feishang Mining” are to Feishang Mining Holdings Limited, a British Virgin Islands corporation and, since February 3, 2006, a wholly-owned subsidiary of CHNR.

References to “Feishang Yongfu” are to Feishang Yongfu Mining Limited, a company organized in Hong Kong and a wholly owned subsidiary of Newhold.

References to "GAAP" or “U.S. GAAP” are to generally accepted accounting principles of the United States.

References to “Guangdong Longchuan” are to Guangdong Longchuan Jinshi Mining Development Co. Limited, a PRC joint stock limited liability company, a 45% interest in which is owned by Yangpu Lianzhong.

References to “Guizhou Dayun” are to Guizhou Dayun Mining Co. Ltd., a company organized in the PRC and a wholly-owned subsidiary of Hainan Dashi.

References to “Guizhou Yongfu” are to Guizhou Yongfu Mining Co. Limited, a company organized in the PRC and a 70%-owned subsidiary of Yangpu Shuanghu.

References to "Hainan" are to Hainan Province of the PRC.

i

References to “Hainan Dashi” are to Hainan Yangpu Dashi Industrial Co. Ltd., a company organized in the PRC and a wholly-owned subsidiary of Feishang Dayun.

References to “Hainan Nonferrous Metal” are to Hainan Nonferrous Metal Mining Co. Limited, a PRC joint stock limited liability company, a 48% interest in which is collectively owned by Yangpu Lianzhong and its nominee.

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

References to “Longfei” are to Societe D'investissement Miniere Longfei, a Madagascar company, an 85% owned subsidiary of Hainan Nonferrous Metal.

References to "Mark Faith" are to Mark Faith Technology Development Limited, a Hong Kong company and a 60%-owned subsidiary of CHNR.

References to “Medi-China” are to Zhongwei Medi-China.com Limited, a Hong Kong company and a wholly-owned subsidiary of Silver Moon. Medi-China was dissolved on May 2, 2008.

References to "Newhold" are to Newhold Investments Limited, a British Virgin Islands company and a wholly-owned subsidiary of the Company.

References to "Pineboom" are to Pineboom Investment Limited, a British Virgin Islands company and a wholly-owned subsidiary of Feishang Group Limited (“Feishang Group”), a related company in which Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner.

References to the "PRC" or "China" include all territory claimed by or under the control of the Central Government, except Hong Kong, Macao, and Taiwan.

References to "PRC Government" include the Central Government and Local Governments.

References to "Provinces" include provinces, autonomous regions, and municipalities directly under the Central Government.

References to "Series B Preferred Stock" are to the Series B Preferred Stock, $.001 par value, of China Resources. References to “Series B Preferred Shares” are to the Series B Preferred Shares, without par value, of CHNR, after the Redomicile Merger.

References to “Silver Moon” are to Silver Moon Technologies Limited, a British Virgin Islands company and an 80%-owned subsidiary of the Company. Silver Moon is currently inactive.

References to "Sunwide" are to Sunwide Capital Ltd., a British Virgin Islands company and a wholly-owned subsidiary of the Company. Sunwide is currently inactive.

References to “Wuhu” are to Wuhu Feishang Mining Development Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Feishang Mining.

References to “Yangpu Lianzhong” are to Yangpu Lianzhong Mining Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of China Coal.

ii

References to “Yangpu Shuanghu” are to Hainan Yangpu Shuanghu Industrial Development Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Feishang Yongfu.

References to “Yunnan Mining” are to Yunnan Feishang Mining Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Wuhu.

Forward-Looking Statements

This report contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements appear in a number of places in this report and include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3D of this report under the heading, "Risk Factors". With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

iii

PART I

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

No disclosure is required in response to this Item.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure is required in response to this Item.

Item 3.

KEY INFORMATION

A.

Selected Financial Information

On February 3, 2006 (the “Acquisition Date”), the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining Holdings Limited (“Feishang Mining”), a British Virgin Islands corporation (the “Acquisition”). The acquisition of Feishang Mining by the Company was accounted for using the purchase method of accounting and is treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of the outstanding Common Shares of the Company. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. Accordingly, the following selected financial data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, represent the operations of Feishang Mining and its wholly-owned subsidiary, Wuhu, through February 2, 2006 and the consolidated operations of Feishang Mining and the Company subsequent to February 2, 2006. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are stated in RMB and are derived from (I) the audited consolidated financial statements of Feishang Mining for the years ended December 31, 2004 and 2005, (II) the audited consolidated financial statements of the Company for the year ended December 31, 2006, 2007 and 2008, and should be read in conjunction therewith. Details of the Company’s acquisition of Feishang Mining are described elsewhere in this report.

	Amounts in thousands, except share amounts and per share data
	Feishang Mining (I)	Feishang Mining (I)	Company (II)	Company (II)	Company (II)
	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB

Operating Statement Data
Net sales
- Related parties	—	—	—	—	379,114
- Others	77,939	98,962	145,389	125,963	466,970
	77,939	98,962	145,389	125,963	846,084
Cost of sales - Related parties - Others	— (31,518)	— (38,402)	— (36,787)	— (38,541)	(363,938) (426,920)
Income from continuing operations before income taxes	(31,518) 41,992	(38,402) 52,381	(36,787) 100,265	(38,541) 36,786	(790,858) 84,429
Income from continuing operations	41,992	44,046	85,108	24,735	76,027
Income/(loss) from discontinued operations	12	—	(12,560)	—	—
Net income, after deducting share based compensation expense of RMB38,998 (US$5,712) in 2007 and RMB26,016 (US$3,810) in 2008	42,004	44,046	72,548	24,735	76,027

Net income/(loss) per share: Basic
Continuing operations	4.21	4.41	7.46	1.86	3.94
Discontinued operations	—	—	(1.10)	—	—
	4.21	4.41	6.36	1.86	3.94

Net income/(loss) per share: Diluted
Continuing operations	3.73	4.36	6.17	1.43	3.41
Discontinued operations	—	—	(0.91)	—	—
	3.73	4.36	5.26	1.43	3.41

Weighted average number of shares outstanding
Basic	9,980,593	9,980,593	11,402,372	13,290,471	19,276,019
Diluted	11,245,975	10,110,036	13,798,731	17,347,024	22,278,600

Balance Sheet Data
Total assets	89,601	104,643	180,765	582,081	812,936
Current assets	55,381	70,987	143,330	513,814	389,232
Current liabilities	26,494	50,704	43,657	38,696	95,754
Working capital	28,887	20,283	99,673	475,118	293,478
Non-current liabilities Minority interest	1,724 —	4,274 —	6,577 —	8,312 —	20,867 13,919
Shareholders’ equity	61,383	49,665	130,531	535,073	682,396

The Company has not paid any dividends with respect to its Common Shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income as reflected in its statutory financial statements are to be allocated to each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, as determined by the resolution of the Board of Directors annually. Since the acquisition of CHNR by China Resources in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders. Prior to the Acquisition, the Board of Directors of Wuhu declared dividends of RMB44,005,000 and RMB38,462,000 on February 28, 2005 and January 27, 2006, respectively.

Exchange Rates

The Company’s reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The following table provides information concerning the exchange rate of Renminbi for U.S. Dollars during the preceding five years, and the preceding six months. The rate of exchange means the rate quoted by Bloomberg. The average rate means the average of the exchange rates of the last date of each month during a year. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the RMB Exchange Rate or at all.

YEAR	2004	2005	2006	2007	2008

High	8.2775	8.2767	8.0702	7.8170	7.3041
Low	8.2763	8.0702	7.8051	7.2971	6.8113
Average for period	8.2768	8.1826	7.9573	7.5841	6.9256
End of period	8.2765	8.0702	7.8051	7.2971	6.8277

MONTH	Dec 08	Jan 09	Feb 09	Mar 09	Apr 09	May 09

High	6.8871	6.8519	6.8478	6.8451	6.8365	6.8331
Low	6.8277	6.8270	6.8326	6.8278	6.8210	6.8192

The exchange rate on June 18, 2009 was USD$1.00 = RMB 6.8350.

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

Our continued growth is dependent upon our ability to generate increased revenue from our existing operations and to raise capital from outside sources. We believe that in order to continue to capture additional market share and generate additional revenue, we will be required to raise additional capital to fund the acquisition of additional mines and mining rights. In the future we may be unable to obtain the necessary financing on a timely basis and on acceptable terms, and our failure to do so may adversely affect our financial position, competitive position, growth and profitability. Our ability to obtain acceptable financing at any time may depend on a number of factors, including:

•

our financial condition and results of operations;

•

the condition of the PRC economy and the mining industry in the PRC; and

•

general conditions in relevant financial markets in the United States, the PRC and elsewhere in the world.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. We may face challenges in identifying attractive mining sites, additional mining rights and/or complementary mining businesses, acquiring those rights, sites and/ or businesses, integrating their activities with ours and managing them profitably. Such eventualities will increase demands on our existing management, workforce and facilities. Failure to satisfy such increased demands could interrupt or adversely affect our operations and cause administrative inefficiencies.

Our earnings and, therefore, our profitability, may be affected by metals price volatility.

The majority of our revenue is derived from the sale of iron, zinc and blister copper and as a result, our earnings are directly related to the prices of these metals. At present, the prices of these metals in the PRC are generally in line with those in the international markets. However, there are many factors influencing the price of iron, zinc and copper including expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions.

These factors are beyond our control and are impossible for us to predict. Changes in the prices of zinc, iron and copper may adversely affect our operating results. We have not engaged in formal hedging transactions to manage possible price fluctuations.

Guizhou Yongfu’s future financial performance is highly dependent on the price of coal.

Guizhou Yongfu’s coal mine is currently under construction. During the construction process the coal mine site is expected to produce some raw coal. However, the future financial performance of the mine is and will continue to be significantly affected by the market prices of the raw coal or anthracite that it produces.

The world and PRC market prices for coal have historically fluctuated widely and are affected by numerous factors beyond Guizhou Yongfu’s control, including the overall demand for and world-wide supply of coal, the availability and prices of competing commodities, international economic and political conditions, inventory levels maintained by users and currency exchange rates.

It is difficult to predict whether coal prices will rise or fall in the future. A decline in coal price could have an adverse impact on Guizhou Yongfu’s future results of operations and financial condition.

Our estimates of the “probable” reserves contained in the mines that we operate are based upon various assumptions and if our assumptions prove to be inaccurate, or if minerals are depleted from our mines prior to termination of our mineral rights, our revenues, profitability and the market price for our shares may be adversely affected.

The mines in which we have acquired mineral rights are the subject of geological surveys performed by licensed valuers in the PRC in conformity with procedures and protocols in the PRC. While these procedures and protocols are different from the procedures and protocols generally recognized in the United States, they are, with respect to certain of our mining properties, sufficient to support the existence of “probable” reserves. However, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable, and the economic value of ore reserves may be adversely affected by price fluctuations in the metal market, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction. In addition, if the assumptions upon which our estimates of “probable” reserves are based prove to be inaccurate, there may not be sufficient mineral deposits at our properties to allow us to extract minerals at current levels for the duration of our mining rights. If we are unable to extract minerals at the current rate and for the full duration of our mineral rights, our revenues, profitability and, possibly, the market price for our shares may suffer.

We are also engaged in mineral exploration activities at certain mining properties for which feasibility studies have not yet been performed. As to these properties, we are unable to provide any estimates of “proven” or “probable” reserves and there is no assurance that any or all of these properties will prove to contain sufficient mineral deposits to justify further exploration activities.

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

Mining rights are amortized based on actual units of production over estimated proven and/ or probable reserves of the mines, subject to impairment. We review the production plans and the reserve levels of our mines periodically. Accordingly, any material change in mining production or modification of reserve levels may have a negative impact on our operating results.

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

environmental hazards;

•

industrial accidents;

•

unusual or unexpected geologic formations;

•

explosive rock failures; and

•

flooding and periodic interruptions due to inclement or hazardous weather conditions.

Such risks could result in:

•

damage to or destruction of mineral properties or production facilities;

•

personal injury or death;

•

environmental damage;

•

delays in mining;

•

monetary losses; and

•

legal liability.

We emphasize environmental protection in our operations and related activities, and a significant financial commitment has been made towards the construction of environmental protection facilities and the establishment of a sound environmental protection management and monitoring system. While we believe that our operating subsidiaries are currently in compliance with applicable environmental regulations of the PRC government, any changes to these regulations may increase operating costs and may adversely affect our results of operations.

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

Wuhu’s entire production of zinc for the years ended December 31, 2006, 2007 and 2008 were sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”), the largest zinc smelter in Asia. Wuhu is a party to a one-year sales contract with Huludao, subject to renewal every year; however, the sales contract does not obligate Huludao to purchase zinc from Wuhu. In the event Huludao ceases or reduces its purchase from Wuhu, or if Wuhu and Huludao are unable to agree upon renewal terms or Wuhu’s sales contract with Huludao is not renewed for any other reason, Wuhu will have to identify one or more alternative outlets for its mineral production. While the sales contract has been renewed on an annual basis in the past, the loss of Huludao as a source for Wuhu’s zinc production could cause delays in revenue generation and otherwise adversely affect our results of operations.

Feishang Copper’s reliance on a single major customer could adversely affect future results of operations.

For the year ended December 31, 2008, approximately 42% of Feishang Copper’s sales were made to Henchang, a related party. Feishang Copper is a party to a one-year sales contract with Henchang, subject to renewal every year; however, the sales contract does not obligate Henchang to purchase copper from Feishang Copper. Given the large percentage of sales derived from Henchang, in the event Henchang ceases or reduces its purchases from Feishang Copper, or if Feishang Copper and Henchang are unable to agree upon renewal terms or Feishang Copper’s sales contract with Henchang is not renewed for any other reason, Feishang Copper will have to identify other alternative outlets for its copper production which may cause delays in revenue generation and otherwise have a material adverse effect on our results of operations.

Changes in the level of demand for Feishang Copper’s products could adversely affect its product sales.

Feishang Copper’s future revenue is dependent on the level of industrial and consumer demand for blister copper. Changes in technology, industrial processes and consumer habits may affect the level of that demand to the extent that changes increase or decrease the need for its metal products. A change in demand could impact our future results of operations and financial condition.

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

Feishang Copper currently relies on one supplier for copper concentrates and if Feishang Copper is unable to obtain concentrates from its supplier, or the supply of concentrates is disrupted, Feishang Copper’s production rate, and our results of operations, will be adversely affected.

Copper concentrates are required for Feishang Copper’s smelting and refining operation. Feishang Copper has a long term supply agreement with Bayannaoer West Region Copper Co. Ltd. (“Bayannaoer West”). For the year ended December 31, 2008, approximately 59% of Feishang Copper’s purchases of copper concentrates were from Bayannaoer West. In the event Bayannaoer West is unable to supply Feishang Copper with its requirements of concentrates, Feishang Copper may suffer delays in the production and delivery of copper, and will be forced to identify and contract with one or more other sources of concentrates. Any such delays may disrupt operations and otherwise adversely affect our results of operations.

Feishang Copper’s operations are affected by the availability and price of electricity and water.

Feishang Copper’s smelting operations consume a substantial amount of electricity and water. In the event of shortages in the availability of electricity and/ or water, or increases in the prices for electricity and/ or water, Feishang Copper could experience production delays and/or increased costs, which could adversely affect our results of operations and financial condition.

In the event Feishang Copper is unable to obtain necessary environmental approvals from government authorities, or in the event environmental laws change, copper production may be delayed and results of operations adversely affected.

Feishang Copper commenced trial production in May 2007 and is in the process of obtaining certifications from relevant authorities, including the environmental protection authority, in order to complete trial production and commence commercial production of copper smelting facilities. There can be no assurance that Feishang Copper will be able to obtain the relevant approval in a timely manner, or at all, from the local environmental protection bureau. Any delay or failure in obtaining such approval will delay or prevent commencement of commercial production.

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

Since 1997, the PRC government has been making efforts to promote reforms of its economic system. These reforms have brought about marked economic growth and social progress, and the economy of China has shifted from a planned economy to a socialist market economy.  Our PRC subsidiaries have also benefited from the economic reforms implemented by the PRC government and the economic policies and measures. However, economic, legal and social policies in the PRC are not similar to those of Western governments and revisions or amendments may be made to these policies and measures from time to time, and we are not in a position to predict whether any change in the political, economic or social conditions may adversely affect our operating results, and how those changes may impact on us.

The PRC legal system is a statutory law system. Unlike the common law system, decided legal cases have little significance for guidance, and rulings by the court can only be used as reference with little value as precedents. Since 1979, the PRC government has established a commercial law system, and significant progress has been made in promulgating laws and regulations relating to economic affairs. In addition, in line with its transformation from a centrally-planned economy to a more free market-oriented economy, the PRC government is still in the process of developing a comprehensive set of laws and regulations. Examples are the organization of companies and their regulation, foreign investment, commerce, taxation and trade. However, these regulations are relatively new and the availability of public cases as well as the judicial interpretation of them are limited in number. Moreover, as they are not binding, both the implementation and interpretation of these regulations are uncertain in many areas. Other examples include that the PRC government may impose restrictions on the amount of tariff that may be payable by municipal governments to waste water treatment service providers like us. Also, more stringent environmental regulations may also affect our ability to comply with, or our costs to comply with, such regulations. Such changes, if implemented, may adversely affect our business operations and may reduce our profitability.

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

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austere policy can lead to a slowing of economic growth. In October 2004, the People’s Bank of China, the PRC’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. Repeated rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our services and recycled products. Although the People’s Bank of China continued to lower interest rates since 2008 as part of the economic boosting policy and revitalization scheme in order to combat the impact of the current global financial crisis, it is generally believed that inflation will have an impact on the economy as conditions improve.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the British Virgin Islands and do not have any assets or conduct any business operations other than our investments in our subsidiaries in China. As a result of our holding company structure, we rely primarily on dividend payments from our subsidiaries. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our Common Shares.

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

On July 21, 2005, the PRC government changed its decade-old policy pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar up to December 31, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. The appreciation of the RMB against the U.S. dollar has slowed since 2008, however, it is generally believed that RMB will continue to appreciate as economic conditions improve.

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

As a “foreign private issuer” we are not subject to certain rules promulgated by NASDAQ that other NASDAQ -listed issuers are required to comply with, some of which are designed to provide information to and protect investors.

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

•

we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

•

we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions.

Risks Related to our Common Shares

There are a limited number of our Common Shares in the public float and trading in our shares is not active; therefore, our Common Shares tend to experience price volatility.

There are currently approximately 7,260,897 of our Common Shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the People’s Republic of China. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

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

Li Feilie, our Chief Executive Officer, beneficially owns approximately 65% of our outstanding Common Shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporation transactions such as business combinations. Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this report under “Security Ownership of Certain Beneficial Owners and Management.”

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

Item 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

From Inception Until 2006

China Resources was incorporated as Magenta Corp. on January 15, 1986, in the State of Nevada. China Resources had no operating business until control of it was acquired in December 1994, by the former shareholders of CHNR, who exchanged all of the issued and outstanding shares of capital stock of CHNR for 108,000 shares of China Resources' Common Stock. As a result of the acquisition, the former shareholders of CHNR acquired 90% of the then issued and outstanding shares of Common Stock of China Resources, and CHNR became a wholly owned subsidiary of China Resources. CHNR was incorporated in the British Virgin Islands on December 14, 1993.

On December 9, 2004, China Resources merged with and into CHNR (the “Redomicile Merger”). The Redomicile Merger was consummated through an exchange of shares of China Resources for shares of CHNR on a one-for-one basis. As a result of the Redomicile Merger, the Company became domiciled in the British Virgin Islands and CHNR has succeeded to the rights and obligations of China Resources under its existing agreements and relationships.  Prior to the Redomicile Merger, the Company’s Common Shares were traded on the NASDAQ Capital market under the symbol “CHRB”. Following the Redomicile Merger, the trading symbol was changed to “CHNR”.

Since its incorporation the Company has sought, acquired and operated various business opportunities that management believed could be operated profitably. Most recently, from 2003 until 2006, the Company operated an advertising, promotion and public relations business through its subsidiary, iSense Limited. iSense is an integrated marketing company dedicated to providing creative advertising and promotions services to both local and international customers engaged in various industries, including technology and new media, healthcare products and consumer goods. In July 2006 we sold our interest in iSense to its director and former shareholder.

Reverse Acquisition of Feishang Mining

On February 3, 2006, we acquired the entire issued and outstanding capital sock of Feishang Mining from Feishang Group Limited (“Feishang Group”). Feishang Mining beneficially owns 100% of the capital stock of Wuhu, a PRC company. Wuhu is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. Mr. Li Feilie, our Chief Executive Officer, Chairman and principal shareholder, is the sole beneficial owner of Feishang Group. Since May 2003 and continuing following the reverse acquisition, Wuhu has engaged in the exploration, development and mining of minerals at mines located in Anhui Province, PRC.

Mineral Exploration Activities

On June 12, 2007, Yunnan Mining was formed as a wholly-owned subsidiary of Wuhu. On September 10, 2007, Yunnan Mining entered into an agreement to form Hainan Nonferrous Metal as a stock company under the laws of the PRC. Yunnan Mining and its nominee collectively owned 48% joint venture interest of Hainan Nonferrous Metal, which was formed to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC. During the year ended December 31, 2007, Hainan Nonferrous Metal acquired exploration rights at 12 mines located in Hainan Province, PRC, which are believed to contain molybdenum, copper, lead, zinc and gold. Hainan Nonferrous Metal has engaged third party subcontractors to perform the exploration of the mines, including topographical and geological surveys, exploratory drilling and sampling. However, until further exploration and analysis is completed we cannot predict the nature and extent of minerals contained in the mines, or the commercially viability of pursuing a plan of extraction. On April 3, 2008, Longfei was formed in Madagascar as an 85% owned subsidiary of Hainan Nonferrous Metal for the purpose of identifying potential mining projects in Madagascar with an initial capital of US$100,000.  In November 2008, Yunnan Mining transferred its 48% interest in Hainan Nonferrous Metal to Yangpu Lianzhong as a result of an internal group restructuring.

On January 15, 2008, Yunnan Mining acquired a 45% joint venture interest in Guangdong Longchuan from its then shareholders. Guangdong Longchuan was formed to engage in the exploration, development, mining and sale of nonferrous metals in Guangdong Province in the PRC. Guangdong Longchuan owns exploration right to Jinshizhang Mine in Guangdong Province, the PRC, which is believed to contain silver, lead, zinc and copper. Guangdong Longchuan is in the process of applying for the mining permit for a 1.45 square kilometer site area of this mine; and the first stage geochemical exploration, field geology work, geophysics exploration, trenching and drilling activities for the remaining 51.48 square kilometer area are in progress. In November 2008, Yunnan Mining internally transferred its 45% interest in Guangdong Longchuan to Yangpu Lianzhong as a result of an internal group restructuring.

During the year ended December 31, 2007, Wuhu acquired exploration rights to the Si Chong Gold-Silver-Lead-Zinc Mine. The mine is located in Anhui Province, PRC, approximately 3 km west of Fanchang City. The exploration right covers approximately 5.81 square kilometers and it is anticipated that the area covered by the exploration right contains mineable quantities of silver, lead, zinc and copper.

On July 11, 2008, CHNR entered into an agreement with Feishang Group to acquire from Feishang Group all the issued and outstanding capital stock of Pineboom and the outstanding indebtedness owed to Feishang Group at a consideration of US$25 million (subject to adjustments). Pineboom, through its subsidiaries, wholly-owns Guizhou Dayun, which in turns owns exploration right to Huajuejingtian North Sector Coal Mine, a coal mine located in Jinsha County, Guizhou province, the PRC. The closing of this acquisition is expected to take place in mid 2009.

On August 13, 2008, CHNR entered into an agreement with Feishang Group to acquire from Feishang Group all the issued and outstanding capital stock of Newhold and the outstanding indebtedness owed to Feishang Group at a consideration of US$42 million. Newhold, through its subsidiaries, owns a 70% interest in Guizhou Yongfu which in turn owns the mining right to Yongsheng Coal Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, the PRC. The construction of this mine is anticipated to be completed in mid 2010. The closing of this acquisition took place on January 12, 2009.

Copper Smelting Business

On March 4, 2008, CHNR acquired all of the issued and outstanding capital stock of Mark Faith and its wholly-owned subsidiary Feishang Copper, from Feishang Group, a related party, for a purchase price of RMB22.15 million (US$3.24 million). Feishang Copper is engaged in the smelting and refining of blister copper and sulfuric acid for distribution in the PRC, from facilities located in Inner Mongolia. Feishang Copper is currently under trial production. On December 30, 2008, CHNR completed the disposition of a 40% equity interest in Mark Faith to an unrelated third party for consideration of US$14 million.

Disposition of Pre-2006 Assets

On July 31, 2006, the Company sold its interest in iSense to the director and former shareholders of iSense for RMB2.1 million (US$0.31 million). On October 3, 2006, the Company consummated the sale of all of its right, title and interest in and to its subsidiary HARC, to Allied Clear Investments Limited, an unaffiliated British Virgin Islands corporation, for a purchase price of RMB30.9 million (US$4.53 million). At the time of the sale, HARC’a primary asset consisted of unlisted shares of a PRC company whose publicly traded shares are listed on the Shenzhen Stock Exchange.

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

On February 1, 2008, warrants to purchase 2,000,000 Common Shares were exercised by Feishang Group, our principal shareholder, and the Company received gross proceeds of US$8,000,000 in connection therewith. On January 29, 2009, warrants to purchase 1,500,000 Common Shares were exercised by Feishang Group and the Company received gross proceeds of US$6,750,000 in connection therewith.

From October 2007 through December 2007, employee options to purchase 1,400,000 Common Shares granted under our equity compensation plan were exercised by certain employees and officers, and the Company received gross proceeds of US$11,914,000. On August 4, 2008, employee options to purchase 300,000 Common Shares granted under our equity compensation plan were exercised by Mr. Li Feilie, our Chairman and CEO, and the Company received gross proceeds of US$2,553,000 in connection therewith.

Other Matters

The Company has not been a party to any bankruptcy, receivership or similar proceedings, trade suspensions or cease trade orders by any regulatory authority.

The Company’s executive offices are located at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, telephone (852) 2810-7205. The Company does not currently have an agent in the United States.

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

•

Operating a copper smelting facility in Inner Mongolia, PRC, and the sale of blister copper and sulfuric acid resulting from the smelting process; and

•

Operating a coal mine under construction in Huajuexiang, Jinsha County, Guizhou province, the PRC.

Mining of Zinc, Iron and Other Non-Ferrous Metals

The mines in which we have acquired mineral rights are the subject of geological surveys performed by licensed valuers in the PRC in conformity with procedures and protocols in the PRC. While these procedures and protocols are different from the procedures and protocols generally recognized in the United States, they are, with respect to certain of our mining properties, sufficient to support the existence of “probable” reserves. However, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable, and the economic value of ore reserves may be adversely affected by price fluctuations in the metal market, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction. In addition, if the assumptions upon which our estimates of “probable” reserves are based prove to be inaccuarate, there may not be sufficient mineral deposits at our properties to allow us to extract minerals at current levels for the duration of our mining rights.

Our metal mining operations are conducted by:

•

Wuhu, a PRC company that is wholly-owned by Feishang Mining. Wuhu is principally engaged in the mining of zinc, iron and other minerals and nonferrous metals for distribution in the PRC; and

•

Yangpu Lianzhong, a PRC company established on January 21, 2008 as a wholly owned subsidiary (together with its nominee) of China Coal. Yangpu Lianzhong owns a 48% joint venture interest (together with its nominee) in Hainan Nonferrous Metal and a 45% joint venture interest in Guangdong Longchuan.  Hainan Nonferrous Metal owns exploration rights to 12 mines located in Hainan Province, PRC. Guangdong Longchuan owns one exploration right (a portion of which is in the process of applying for a mining right permit) in Guangdong Province. Hainan Nonferrous Metal also owns an 85% equity interest in Longfei, a Madagascar company searching for potential mining projects in Madagascar.

Industry Overview of Our Major Products

Zinc

Zinc (chemical element symbol Zn) is a silvery metal that quickly tarnishes to a blue-gray appearance and is ideal for anticorrosion, heat and electricity conduction. Since zinc has a relatively high place in the galvanic series of metals and consequently demonstrates excellent resistance to atmospheric corrosion, the major application of zinc is in galvanizing – a zinc coating on steel to prevent corrosion, which accounts for approximately 50% of the total world zinc consumption. Zinc is also the principal material used in dry batteries. Other applications of zinc include production of brass, die-casting zinc annoy, zinc oxide, etc. Zinc products are widely used in the infrastructure, housing, communication, household appliance and automobile sectors. Most of the world’s production is concentrated in Australia, Canada, China and Peru, which together account for 60% of the world’s total. China is world’s largest zinc producing and consuming country.

Global zinc metal production was 11.3 million tons in 2007 primarily because of the reopening of previously closed mines, expansion of existing mines and additions to production capacity from new mines. Zinc metal consumption also amounted to 11.3 million tons in 2007. Asia is the world's largest producer of mined zinc, followed by America, Oceania, Europe and Africa.

Driven by the rapid growth in mainland China’s economy over the past few years, there has been a steep rise in demand, production and prices of zinc. However, both the demand for and the price of zinc sharply decreased in 2008 as a result of the impact of the global financial crisis. The following table shows the production, consumption and prices of zinc in China over the past five years:

	2004	2005	2006	2007	2008

Metal production (in thousand tons)	2,720	2,776	3,163	3,743	3,913
Consumption (in thousand tons)	2,470	3,037	3,156	3,750	3,925
Average price (RMB/ ton)	11,459	13,713	27,765	28,166	15,465

———————

Source: China Non-ferrous Metal Industry Association

Iron

Iron (chemical element symbol Fe) is a lustrous, silvery soft metal. It is the most abundant metal in metallic meteorites. Iron and iron alloys are the most common source of ferromagnetic materials in everyday use. Iron ore is one of the key compounds for producing crude steel which is used mainly by the infrastructure, real estate, shipbuilding and automobile sectors. Most of the world’s production is concentrated in Australia, Brazil, the PRC, India and South Africa, which together account for over 70% of the world’s total. In 2007, the total world iron ore production was approximately 2 billion tons. While the PRC is the largest producer of crude iron ore, it is also the largest importer of iron ore in the world. According to the National Bureau of Statistics of China, iron ore production in the PRC increased by more than 150% from 320 million tons in 2004 to 824 million tons in 2008. However, the PRC only ranked fifth worldwide in proven iron reserves, with a relatively low iron content of approximately 33% compared to over 60% for iron produced in Australia and Brazil. As the PRC economy is expected to grow following the PRC government’s unveiling of a RMB4 trillion stimulus package for ten sectors, the PRC is expected to remain the dominant source of iron ore demand growth. Iron ore imported by the PRC increased by over 110% from 208 million tons in 2004 to 444 million tons in 2008. However, the price of iron has faced a slump since the fourth quarter of 2008 as a result of global financial crisis.

World iron ore production is dominated by three companies: Companhia Vale do Rio Doce (Brazil), Rio Tinto Plc (Australia) and BHP Billiton Limited (Australia). These three companies together account for approximately 70% of world’s total iron ore exports.

Micaceous Iron Oxide

Micaceous Iron Oxide (MIO) (Chemical compound symbol Fe2O3) is a crystalline form of iron oxide that differs from the more familiar red, yellow, and brown forms of iron oxide pigments. Like the other forms of iron oxide, MIO is a very inert material. It is insoluble in water, organic solvents, and alkalis, and is only slightly soluble in strong acids at elevated temperatures. It is un-reactive to most chemicals and is heat stable up to its melting point of over 1,000 degrees centigrade and is non-toxic, non-oxidizing, non-corrosive, and non-flammable. The use of coatings containing MIO pigments is becoming increasingly popular in manufacturing and industries and products such as durable antiseptic coating paint, primer and finish paint on steel structures.

Acquisition of Feishang Mining

On February 3, 2006, the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Feishang Mining beneficially owns 100% of the capital stock of Wuhu, a company established under the laws of the PRC, which is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. We acquired the capital stock of Feishang Mining from Feishang Group Limited (the “Feishang Group”), a British Virgin Islands company. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. In consideration for our receipt of the shares of Feishang Mining, the Company issued 9,980,593 of its Common Shares to Feishang Group, representing approximately 86.4% of its then issued and outstanding Common Shares (after giving effect to the exchange of 320,000 outstanding preferred shares for 320,000 Common Shares), and issued to Feishang Group warrants (the "Warrants") to purchase an additional 4,500,000 Common Shares. Ching Lung Po, director, Chief Executive Officer and Chairman of the Company resigned at the closing of the Acquisition, and Li Feilie, Chairman of Feishang Mining, was appointed as director, Chief Executive Officer and Chairman of the Company. The Company’s other directors and executive officers were not changed as a result of the Acquisition.

The Warrants entitle the holder to purchase: 2,000,000 Common Shares at an exercise price of $4.00 per share for a period of two years from the closing date; 1,500,000 Common Shares at an exercise price of $4.50 per share for a period of three years from the closing date; and 1,000,000 shares at an exercise price of $5.00 per share for a period of four years from the closing date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical. The Warrants provide that the exercise price is subject to adjustment in the event of stock splits, dividends and reclassifications. The expiration date of the Warrants is subject to acceleration in the event of the sale, conveyance or disposal of all or substantially all of the Company’s property or business or a merger with or into or consolidation with another company or other transaction or series of transactions in which more than 50% of the voting power of the Company is disposed of, except for a merger undertaken solely for the purpose of changing the domicile of the Company or in connection with an equity financing in which the Company is the surviving corporation. Warrants to purchase 2,000,000 Common Shares were exercised by Feishang Group on February 1, 2008, and the Company received gross proceeds of US$8,000,000 in connection therewith. Warrants to purchase 1,500,000 Common Shares were exercised by Feishang Group on January 30, 2009, and the Company received gross proceeds of US$6,750,000.

Wuhu

History and Overview of Wuhu

Wuhu was established as a Sino-foreign joint stock limited liability company between Wuhu Feishang Enterprise Development Company Limited (“WFED”) (50%) and Feishang International Holdings Limited (“FIH”) on June 21, 2002 with tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of Wuhu is RMB12,000,000 (US$1,758,000), of which RMB6,000,000 (US$879,000) was contributed by each of WFED and FIH. In May 2003, Wuhu acquired the entire business of Anhui Fanchang Zinc and Iron Mine, a state-owned enterprise (“Anhui Fanchang”). In April 2005, WFED and FIH transferred their interests in Wuhu to Feishang Mining, at cost, and since the date of such transfer, Feishang Mining has been the owner of 100% of the capital stock of Wuhu.

Wuhu's principal activities are the mining of zinc, iron and other minerals for distribution in the PRC. Wuhu currently operates two mines located in Wuhu City, Anhui Province, the PRC, for which it has acquired mining rights: the Yang Chong Mine contains iron and zinc minerals and the Zao Yuan Mine contains mainly iron minerals. The two mines produced approximately 56,000 tons of iron, 4,000 tons of zinc and 53 tons of copper concentrates in 2007, and approximately 54,000 tons of iron, 800 tons of zinc and 7 tons of copper concentrates in 2008. The majority of the iron and zinc ore is mined from Yang Chong Mine. Wuhu acquired the entire business of Anhui Fanchang in May 2003, including but not limited to the mining rights of two mines, the properties and the processing facilities of the mines. Wuhu City is located in the northwestern Yangtze River Delta and the center of East China, approximately 384 kilometers from Shanghai. In August 2007, Wuhu acquired exploration right to a third mine – the Si Chong Mine – where preliminary exploration is presently being conducted.

Wuhu’s principal activities are conducted in two areas – mining and ore processing. Mining activities consist of opening of ore deposits, cutting and stopping (excavation in successive layers), mine transportation, and planning, designing and construction relating to mining operations. Ore processing is the second stage in our operation through which ores are converted into nonferrous metals concentrates (zinc, iron, micaceous iron oxide grey and copper concentrates) as salable products. To produce metal concentrates, we segregate the useful components of ores from useless stones through physical (such as magnetic separation) or chemical methods, or a combination of the two, and then collect the useful metal components through a number of concentration methods.

The metallurgical process of our zinc, iron and copper concentrates products are identified below:

MINING CONSISTS OF:

Drilling → Blasting → Ore Drawing → Fragmentation Hauling → Hoisting Transportation

ORE PROCESSING CONSISTS OF:

Crushing → Grinding → Classifying → Flotation

IN THE CASE OF ZINC AND COPPER CONCENTRATE PRODUCTS, THE FOLLOWING ADDITIONAL PROCESSES OCCUR FOLLOWING FLOTATION:

Pooling → Mineral Concentrate Dehydration → Finished Zinc/ Copper Concentrate Products

IN THE CASE OF IRON CONCENTRATE PRODUCTS, THE FOLLOWING ADDITIONAL PROCESSES OCCUR FOLLOWING FLOTATION:

Magnetic Separation → Finished Iron Concentrate Products

The metallurgical process of our micaceous iron oxide grey product is as follows:

Raw Ore → Crushing → Ball Milling → Classifying → Two Stages Separation → Swing Bed → Free Setting → Baking → Powder Screening → Finished Micaceous Iron Oxide Grey Product

Our metal concentrate products are sold to downstream smelting companies for further smelting and refining into respective metals. Additional information relating to our salable products, the markets in which we participate and the determination of market prices is as follows:

Zinc: Our zinc concentrate product is sold in its entirety to Huludao Zinc Industry Co., Ltd., a Shenzhen-listed company which is located in Huludao City, Liaoning Province, the PRC, and which is primarily engaged in the zinc smelting business. The price of our zinc concentrate is generally set at 50% (to be adjusted by the grading of the product) of the monthly average price of “#0” electrolytic zinc announced by Shanghai Nonferrous Metals website (www.smm.com.cn).

Iron: Our iron concentrates product is sold to iron smelting plants located in Anhui Province, the PRC. The price of our iron concentrate is generally negotiated with reference to the regional average purchase price and the information announced by China Commodity Marketplace website (www.chinaccm.com).

Copper: Our copper concentrate product is sold in its entirety to Tongling Nonferrous Metals Group Holdings Co. Ltd. a Shenzhen-listed company which is located in Anhui province, the PRC, and which is primarily engaged in the copper smelting business. The price of our copper concentrate is generally set at 86% (to be adjusted by the grading of the product) of the monthly average price of “#1” electrolytic copper announced by Shanghai Nonferrous Metals website (www.smm.com.cn).

Micaceous Iron Oxide: Our MIO products are primarily sold to chemical and paint manufacturers in East China, Shanghai and Jiangsu Province, the PRC, for manufacturing of various types of paints for ships, ocean-engineering and pleasure boats. The price of our MIO is generally negotiated with reference to the demand and supply in the market and the price of competitors.

The average selling prices per metric ton of our major products for each of the three years ended December 31, 2006, 2007 and 2008, are set forth on the table below:

Major Product	2006	2007	2008
	RMB/ MT	RMB/ MT	RMB/ MT
Zinc concentrate (Grade 42% ~ 44%)	18,609	17,873	8,057
Iron concentrate (Grade 65% ~ 66%)	597	849	1,176
Micaceous Iron Oxide Grey (Grade 160, 240, 320)	2,002	1,296	2,158
Copper concentrate (Grade 18% ~ 20%)	n/a	49,711	48,268

The table below summarizes the production quantity and sales quantity for each of the years ended December 31, 2006, 2007 and 2008 included in continuing operations.

	2006	2007	2008

Production quantity (tons): Zinc Iron Micaceous iron oxide – grey Copper concentrates	6,380 46,107 628 —	3,925 55,580 1,080 53	795 54,150 1,025 7

Sales quantity (tons): Zinc Iron Micaceous iron oxide – grey Copper concentrates	6,248 46,357 713 —	4,113 56,070 1,296 51	907 53,888 1,099 7

Yang Chong Mine

The Yang Chong Mine is an underground mine located in Fanyang Town, Fanchang, Anhui Province in the PRC, the centre of which has a geological coordinate EL 118°08’00”, NL 31°05’40”. The mine is approximately 4.2 kilometers east of Fanchang City and 13.5 kilometers north-west of Digang Town. Access to the mine is via Province Road 321 approximately 40 kilometers from Wuhu City. Yang Chong Mine has a total mining area of 0.186 square kilometers. The Yang Chong Mine contains iron and zinc.

The area’s mining history dates back to the early 1990s. An exploration and development campaign was completed by Nanchang Engineering & Research Institute of Nonferrous Metal in 1991, with a planned daily mining capacity of approximately 100 tons of ore. Full scale ore production started in 1999 and the daily mining capacity gradually increased to approximately 900 tons of ore in 2007.

Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at Yang Chong Mine is licensed to Wuhu by the State for a period of years (see “Government Regulation” below). The Company is the only party that is currently licensed to mine the Yang Chong Mine. The Company’s current license to mine the Yang Chong Mine expires on December 31, 2011, and may be renewed upon expiry.

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

Wuhu outsources mine extraction to an unrelated third party. Under an agreement dated January 1, 2008, Wuhu entered into sub-contracting agreements with Wenzhou Mining Engineering Co. Ltd. for outsourcing the mine extraction work for Yang Chong Mine. Under the agreements, the subcontractor charges a service fee of RMB59.90 (US$8.77) per ton of ore extracted, and RMB13.00 (US$1.90) per ton of useless stone removal. For the developing of ramps, the subcontractor charges a service fee of RMB1,500 (US$220) per extra meter of inclined shaft and RMB1,188 (US$174) per extra meter of flat shaft. Except for the mining of raw minerals, which is outsourced to an unrelated third party (as described above), all the procedures of the ore processing are performed by Wuhu. Raw minerals extracted from Yang Chong Mine are processed into iron and zinc metals in factories located near the mine.

All equipment, infrastructure and facilities material to Wuhu’s operations are believed to be in good condition. The plant was constructed in 1991 and has been periodically upgraded. The processing plant is capable of producing approximately 600 tons of finished products per day. The processing facilities process raw ore from both the Yang Chong Mine and Zao Yuan Mine. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and an administration building. At December 31, 2007 and 2008, the net book value of property, plant and equipment of Yang Chong Mine was approximately RMB16,896,000 (US$2,475,000) and RMB18,185,000 (US$2,663,000), respectively.

As of December 31, 2008, the reserve and mineralized material estimates of Yang Chong mine are appended below:

	As of December 31, 2008
	Probable Reserve	Mineralized Material
	(in metal tons)	(in ore tons)	(Average Quality)
Yang Chong mine
Zinc	7,894	—	—
Iron	193,143	—	—
Zinc-Iron	—	3,308,037	Zn: 5.15%; Fe: 44.89%

Note: The probable reserve as of December 31, 2008 have been adjusted by removing those reserves extracted by the Company’s past mining activities. Based on the 2008 production levels, the length of the mining activity of our probable reserves for Yang Chong mine is approximately 5 years for iron and 10 years for zinc respectively. The mine dilution loss and the mining recovery factor of Yang Chong mine are approximately 10% and 90%, respectively. The metallurgical recovery factor of zinc and iron are approximately 96% and 87%, respectively. The selling price used in estimating the probable reserve was RMB6,300 for zinc concentrates and RMB800 for iron concentrates.

Zao Yuan Mine

The Zao Yuan Mine is also an underground mine located in Fanyang Town, Fanchang, Anhui Province in the PRC, the centre of which has a geological coordinate EL 118°12’47”, NL31°08’54”. The mine is approximately 8.5 kilometers east of Fanchang City and 17 kilometers northwest of Digang Town. Access to the mine is via Province Road 321 approximately 40 kilometers through Wuhu City. Zao Yuan Mine has a total mining area of approximately 0.0136 square kilometers. The Zao Yuan Mine contains mainly iron. Since the fourth quarter of 2006, a small quantity of copper was found in Zao Yuan Mine, and Wuhu has installed processing equipment for copper which is currently under production.

The Zao Yuan Mine has been in operation since 1998. In 2006, the monthly mining capacity of the Zao Yuan mine was approximately 4,000 tons of iron ore. The Company is the only party that is currently licensed to mine the Zao Yuan Mine. The Company’s license to mine the Zao Yuan Mine expires on October 31, 2009, and it is the current intention of the Company not to renew the license inasmuch as it appears that the minable resources of this mine are nearing depletion.

Access to the underground workings at the Zao Yuan Mine is via a ramp from the surface and connecting numerous levels. At the end of 2006, the exploitation of the Zao Yuan Mine 70-meter below sea level was completed. Since early 2007, the principal working levels lay between 70 and 195 meters below sea level. The electricity supply in the mining area is mainly provided by Meishan Power Station, with 110 kilo voltage of transmission base located in 8 kilometers north-east of Zao Yuan Mine.

Wuhu outsources mine extraction to an unrelated third party. Under an agreement dated January 1, 2008, Wuhu entered into sub-contracting agreements with Wenzhou Mining Engineering Co. Ltd. for outsourcing the mine extraction work for Zao Yuan Mine. Under the agreement, the subcontractor charges a service fee of RMB68.00 (US$9.96) per ton of ore extracted and RMB19.50 (US$2.86) per ton of useless stone removal. Except for the extraction of raw minerals, which is outsourced to an unrelated third party, all phases of the ore processing are performed by Wuhu.

All equipment, infrastructure and facilities material to Wuhu’s operations are believed to be in good condition. The plant was constructed in 1998 and has been periodically upgraded. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and administration building. At December 31, 2007 and 2008, the net book value of property, plant and equipment of Zao Yuan Mine was approximately RMB2,757,000 (US$404,000) and RMB3,098,000 (US$454,000), respectively.

As of December 31, 2008, the reserve and mineralized material estimates of Zao Yuan Mine are appended below:

	As of December 31, 2008
	Probable Reserve	Mineralized Material
	(in metal tons)	(in ore tons)	(Average Quality)
Zao Yuan mine
Iron	—	4,600	36.38%

Note: All of the probable reserves of Zao Yuan mine have been fully extracted as of December 31, 2008 and, as a result, it is the current intention of the Company not to renew the mining license covering this property.

Si Chong Mine

During the year ended December 31, 2007, Wuhu acquired exploration rights to Si Chong Mine for consideration of RMB700,000 (US$103,000). The geological coordinate of this property is EL 118°10′15″~ 118°11′30″ and NL 31°01′30″~ 31°03′00″ covering a site area of 5.52 square kilometers. The Si Chong Gold-Silver-Lead-Zinc Mine is located in Sun Cun Town, Fanchang, Anhui Province in the PRC, approximately 4 kilometers north of Fanchang City. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau and Anhui Hydro-geology Survey & Engineering Geology Survey Corporation to carry out prospecting which includes geophysical, geochemical and drilling works, and incurred exploration expenses of approximately RMB1,255,000 (US$184,000). It is anticipated that the mine contains mineable quantities of silver, lead, zinc and copper. However, until further exploration and analysis is completed we cannot predict the nature and extent of minerals contained at the mines, or the commercially viability of pursuing a plan of extraction. The total budgeted amount for this project is anticipated to be RMB1.37 million (US$201,000). This exploration project is expected to be financed by internally-generated funds.

Suppliers

As a mining enterprise, Wuhu’s ore is mined from Yang Chong Mine and Zao Yuan Mine. Wuhu purchases explosives and other auxiliary raw material from suppliers mainly located in Anhui Province, the PRC. For explosives, the purchases are made on a cash on delivery basis. For other auxiliary materials, normal credit terms are granted by major suppliers ranging from 30 to 60 days on an open account basis.

For the years ended December 31, 2006, 2007 and 2008, the largest five suppliers accounted for 54%, 44% and 33%, respectively, of Wuhu’s purchases. For the year ended December 31, 2006, two largest suppliers accounted for 14% and 13%, respectively, of Wuhu’s purchases. For the year ended December 31, 2007, one largest supplier accounted for 12% of Wuhu’s purchases. For the year ended December 31, 2008, no supplier accounted for more than 10% of Wuhu's purchases.

Customers

Wuhu sells zinc and iron products to companies in the PRC. All of Wuhu’s zinc products were sold to a single customer, Huludao Zinc Industry Co., Ltd., which is the largest zinc smelter in Asia. Wuhu has a one-year master sales contract with Huludao subject to renewal every year; however, the sales contract does not obligate Huludao to purchase zinc from Wuhu. The loss of Huludao as a source for Wuhu’s zinc production would require Wuhu to identify new outlets for its zinc and could delay revenue generation and adversely affect our results of operations (see Item 3D – Risk Factors). Most sales to Huludao were made on a cash on delivery basis. For iron and other products, sales are generally made under sales contracts with customers, typically with a one-year term. Over 90% of these sales are made on a cash on delivery basis. For the others, management may extend up to one month’s credit to customers who are determined to be creditworthy.

For the three years ended December 31, 2006, 2007 and 2008, Wuhu’s five largest customers accounted for 100%, 100% and 89% of Wuhu’s sales, respectively. During the year ended December 31, 2006, the three largest customers accounted for 85%, 5% and 5%, respectively, of Wuhu’s sales. During the year ended December 31, 2007, the three largest customers accounted for 59%, 13% and 8%, respectively, of Wuhu’s sales. During the year ended December 31, 2008, the three largest customers accounted for 45%, 17% and 11%, respectively, of Wuhu’s sales.

Competition

Wuhu faces competition from Nanjing Xixia Lead Zinc Silver Mine (“Nanjing”) which produces 20,000 tons of zinc annually. Huludao sources zinc metal from both Nanjing and Wuhu. However, as the annual demand of zinc metal of Huludao is 300,000 tons and Wuhu has a long-standing sales relationship with Huludao, management believes that Wuhu will be able to renew its sales contract with Huludao as it has in the past. In addition, Wuhu faces competition from other smaller mines around the region, including TongLing FengHuang with an annual production capacity of 100,000 tons, for its iron products. However, management believes that Wuhu has the competitive advantage based upon its high product quality and purity, and low cost of production.

Hainan Nonferrous Metal

History of Yunnan Mining and Hainan Nonferrous Metal

Yunnan Mining is a PRC company established on June 12, 2007 and is a wholly owned subsidiary of Wuhu with a registered capital of RMB50,000,000 (US$7,323,000). Yunnan Mining was established to engage in the mining and processing of nonferrous metals in the PRC.

On September 10, 2007, Yunnan Mining entered into a Founder Shareholders Agreement with Hainan Jindi Industry Corporation (“Hainan Jindi”), Yangpu Fengyu Industry Development Co. Ltd. (“Yangpu Fengyu”) and six individual residents of the PRC, to form Hainan Nonferrous Metal as a stock company under the laws of the PRC, Hainan Jindi, a state-owned enterprise, is a subsidiary of the Hainan Bureau of Geological Exploration, and Yunnan Mining understands that the six individual PRC residents are members of management of Hainan Jindi. Yangpu Fengyu is the nominee of Yunnan Mining.

Hainan Nonferrous Metal has a registered capital of RMB68,000,000 (US$9,959,000), which was contributed 40% by Hainan Jindi, 30% by Yunnan Mining, 18% by Yangpu Fengyu and 12% by the six individuals. Yunnan Mining, together with its nominee Yangpu Fengyu, collectively owned a 48% equity interest in Hainan Nonferrous Metal.

On December 3, 2008, as part of the internal group restructuring, Yunnan Mining transferred its interest in Hainan Nonferrous Metal to Yangpu Lianzhong, for consideration of RMB32,640,000 (US$4,781,000). Since the date of such transfer, Yangpu Lianzhong, together with its nominee Yangpu Fengyu, collectively own a 48% equity interest in Hainan Nonferrous Metal.

Acquisition of Exploration Rights

Hainan Nonferrous Metal was formed to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC. During the year ended December 31, 2007, Hainan Nonferrous Metal acquired exploration rights covering 12 mines located in Hainan Province, PRC, for total consideration of RMB33 million (US$4,833,000). All the required formalities for the transfer of the exploration rights were completed in 2008.

Hainan Nonferrous Metal has engaged third party subcontractors to perform the exploration of the 12 mines, including topographical and geological surveys, exploratory drilling and sampling. However, until further exploration and analysis is completed we cannot predict the nature and extent of minerals contained in the mines, or the commercially viability of pursuing a plan of extraction. Further details of the exploration projects are shown in the following table:

Exploration projects	Location	Exploration Area (square kilometers)	Validity period of the exploration right		Purchase consideration RMB
			From	To
Mineral exploration of Zhengmianling Copper Polymetallic Mine	Anding County, Hainan Province	19.05	03/06/2008	04/30/2010	8,677,100

Mineral exploration of Jinling Gold Mine	Chengmai County, Hainan Province	38.84	06/13/2008	11/10/2009	854,100

Preliminary mineral exploration of Laomaogou Lead-Zinc Mine	Zhongsha Town, Dongfang City, Hainan Province	5.49	06/13/2008	02/27/2010	638,600

Preliminary mineral exploration of Hanxiao Copper Mine	Qianjia Town, Ledong County, Hainan Province	8.55	06/13/2008	07/08/2009	1,117,600

Preliminary mineral exploration of Dadao Molybdenum-Lead-Zinc Mine	Qianjia Town, Ledong County, Hainan Province	12.21	03/06/2008	02/27/2010	5,108,800

Preliminary mineral exploration of Baowenling Molybdenum-Lead-Zinc Mine	Nanlin Town, Baoting County, Hainan Province	42.35	06/13/2008	02/27/2010	5,140,800

Mineral exploration of Daogangling Lead-Zinc Mine	Baisha County, Hainan Province	14.60	06/13/2008	02/27/2010	638,600

Mineral exploration of Dayinling Copper Polymetallic Mine	Qiongzhong City, Hainan Province	26.33	03/06/2008	02/27/2010	830,200

Mineral exploration of Xinyuan Lead- Zinc Mine	Dongfang City, Hainan Province	5.08	06/13/2008	11/10/2009	383,200

Mineral exploration of Yitong Copper Polymetallic Mine	Ledong County, Hainan Province	26.66	06/13/2008	11/10/2009	1,117,600

Mineral exploration of Baoshi Copper Polymetallic Mine	Baoting County, Hainan Province	26.47	03/06/2008	07/03/2009	5,140,800

Mineral exploration of Haoganling Molybdenum-Copper Mine	Fenghuan Town, Sanya City, Hainan Province	40.72	06/13/2008	04/30/2010	3,352,600

Geology Team No. 934 of Geology and Mineral Resources of Hainan Province has been engaged to conduct the exploration projects of Baowenling Molybdenum-Lead-Zinc Mine, Laomaogou Lead-Zinc Mine, Dadao Molybdenum-lead-Zinc Mine and Hanxiao Copper Mine. Hainan Provincial Institute of Nonferrous Exploration

Technology has been engaged to conduct the exploration projects of Jinling Gold Mine, Daogangling Lead-Zinc Mine, Dayinling Copper Polymetallic Mine and Zhengmianling Copper Polymetallic Mine. Resources and Environment Survey, directly under the Bureau of Geological Exploration of Hainan Province, has been engaged to conduct the exploration projects of Haoganling Molybdenum Copper Mine, Baoshi Copper Polymetallic Mine, Yitong Copper Polymetallic Mine, Xinyuan Lead-Zinc Mine. They are all qualified geology surveyors holding qualification certificates issued by the Ministry of Land Resources of the PRC. All of our exploration projects are expected to be financed by internally-generated funds.

A detailed summary of the exploration rights held by Hainan Nonferrous Metal Company Limited is as follows:

Mineral Exploration of Zhengmianling Copper Polymetallic Mine

The geological coordinate of this property is EL 110°15′00″~ 110°17′00″ and NL 19°16′00″~ 19°18′30″ covering a site area of 19.05 square kilometers. The forming of this ore field experienced a long period of magma crystallization and quartz pyrites. This type of ore deposit is estimated to be a copper-molybdenum deposit with good exploration prognosis. To date, only the first stage of geochemical exploration has been completed. At this time we have no detailed plan to conduct exploration on this property.

Mineral Exploration of Jinling Gold Mine

The geological coordinate of this property is EL 110°00′00″~ 110°03′00″ and NL 19°30′00″~ 19°34′00″ covering a site area of 38.84 square kilometers. This exploration property is located on a gold-silver-lead-zinc polymetallic metallogenic belt in northern Hainan Island. The geological structure and condition are favorable for the mineralization of gold deposits. The geochemical exploration was completed in 2008. To date, we have engaged an exploration team to conduct prospecting, which is expected to be completed in September 2009. The total budgeted amount for this project is anticipated to be RMB1.32 million (US$193,000). The Company intends to seek renewal of the exploration right permit upon its expiry in 2009.

Preliminary Mineral Exploration of Laomaogou Lead-Zinc Mine

The geological coordinate of this property is EL 108°45′15″~ 108°46′00″ and NL 18°45′00″~ 18°47′15″ covering a site area of 5.49 square kilometers. The exploration property is located on a gold polymetallic metallogenic belt in Hainan Island. The environment and geological condition in this exploration area are favorable for mineralization as the granite massif outcrop in the exploration area was the ore-forming mother rocks of lead-zinc deposit. There is a lead-zinc deposit found in the southwest of the exploration property and a gold deposit found in the east, indicating a favorable prospecting potential. To date, only the first stage of geochemical exploration has been completed. A detailed exploration plan is expected to be formulated based on an evaluation of our internal site inspection and the geochemical exploration.

Preliminary Mineral Exploration of Hanxiao Copper Mine

The geological coordinate of this property is EL 109°06′15″~ 109°08′00″ and NL 18°33′15″~ 18°34′45″ covering a site area of 8.55 square kilometers. The exploration property is located on a gold-molybdenum-copper metallogenic belt in southern Hainan Island. A lead-zinc deposit and a molybdenum polymetallic deposit have been discovered in the southwest of the exploration area. Several 50-200m long and 10-15m wide outcrops of mineral-enriched skarn have been found in granite, indicating a favorable mineralization potential. To date, only the first stage geochemical exploration has been performed. A detailed exploration plan is expected to be formulated based on an evaluation of our internal site inspection and the geochemical exploration. The Company intends to seek renewal of the exploration right permit upon its expiry in 2009.

Preliminary Mineral Exploration of Dadao Molybdenum-Lead Zinc Mine

The geological coordinate of this property is EL 108°58′00″~ 108°59′30″ and NL 18°31′30″~ 18°34′30″ covering a site area of 12.21 square kilometers. The exploration property is located on a molybdenum-copper metallogenic belt in southern Hainan Island. The ore deposit is estimated to be a polymetallic ore deposit, with favorable exploration prospect of molybdenum-lead-zinc polymetallic ore. To date, only the first stage geochemical exploration has been performed. A detailed exploration plan is expected to be formulated based on an evaluation of our internal site inspection and the geochemical exploration.

Preliminary Mineral Exploration of Baowenling Molybdenum-Lead-Zinc Mine

The geological coordinate of this property is EL 109°30′~ 109°32′30″ and NL 18°24′~ 18°30′ covering a site area of 42.35 square kilometers. The entire site, which is located in the center of Tonganling volcanic basin, is covered by anomalous 50 km2 zone of damp sediment enriched with copper, gold and molybdenum. These anomalous zones are distributed orderly with strong sign of mineralization. A copper and molybdenum ore field has been found to the east of our site, indicating a good prospecting potential of large and medium size copper and molybdenum deposit. To date, only the first stage geochemical exploration has been done. A detailed exploration plan is expected to be formulated based on an evaluation of our internal site inspection and the geochemical exploration.

Mineral Exploration of Daogangling Lead Zinc Mine

The geological coordinate of this property is EL 109°26′30″~ 109°28′45″ and NL 19°07′00″~ 19°09′00″ covering a site area of 14.60 square kilometers. The exploration area is located on a gold-silver-lead-zinc polymetallic belt of Hainan Island. The geological structure has a strong metallogenic sign of mineralization. The geochemical exploration was completed in 2008 and field work of geophysical exploration is being completed.  Based on the reconnaissance result, we intend to engage an exploration team to conduct the prospecting. The total budgeted amount for this project is anticipated to be RMB1.27 million (US$186,000).

Mineral Exploration of Dayinling Copper Polymetallic Mine

The geological coordinate of this property is EL 109°41′00″~ 109°44′15″ and NL 19°21′00″~ 19°23′30″ covering a site area of 26.33 km2. The exploration area is located on a gold-silver-lead-zinc polymetallic belt of Hainan Island. The tectonic and magmatite structure is favorable to mineralization. To date, only the first stage geochemical exploration has been completed. At this time we have no detailed plan to conduct exploration on this property.

Mineral Exploration of Xinyuan Lead-Zinc Mine

The geological coordinate of this property is EL 108°46′00″~ 108°47′15″ and NL 18°46′15″~ 18°47′30″ covering a site area of 5.08 square kilometers. The exploration property is located on a polymetallic belt of Hainan Island. There are medium-grade lead and zinc ore bodies outcrops found in the exploration area. The ores are also associated with gold and silver. We believe that this property has a favorable prospecting potential. The geochemical exploration was completed in 2008. We have engaged an exploration team to carry out the geophysical exploration at a contract price of RMB126,100 (US$18,000). The Company intends to seek renewal of the exploration right permit upon its expiry in 2009.

Mineral Exploration of Yitong Copper Polymetallic Mine

The geological coordinate of this property is EL 109°12′30″~ 109°15′00″ and NL 18°30′00″~ 18°33′30″ covering a site area of 26.66 square kilometers. The exploration property is located on a leading molybdenum-copper polymetallic belt in southern Hainan Island. A few copper, gold, molybdenum ore occurrences were discovered in the area. The property is believed to have a good metallogenic potential for molybdenum-copper deposit and gold deposit. The geochemical exploration was completed in 2008, and we have engaged an exploration team to conduct the geophysical exploration at a contract price of RMB292,100 (US$43,000). The field work has been completed and the exploration team is currently compiling its report. The budget for next stage prospecting is approximately RMB500,000 (US$73,000). The Company intends to seek renewal of the exploration right permit upon its expiry in 2009.

Mineral Exploration of Baoshi Copper Polymetallic Mine

The geological coordinate of this property is EL 109°34′00″~ 109°37′00″ and NL 18°27′00″~ 18°30′15″ covering a site area of 26.47 square kilometers. The exploration property is located on a leading molybdenum-copper polymetallic belt in Hainan Island. Four molybdenum-copper ore deposits have been discovered around the property and we believe that the property has a good prospecting potential of molybdenum-copper deposit and gold deposit. The first stage geochemical exploration, field geology work and second stage geochemical exploration were completed in 2008. To date, the geophysical exploration and prospecting fieldwork have been completed. The exploration team is currently compiling and finalizing its exploration report. Our plan is to conduct site visit and sampling analysis on the two discovered mineralized alteration belts. The total budgeted amount for this project is RMB1.33 million (US$195,000). The Company intends to seek renewal of the exploration right permit upon its expiry in 2009.

Mineral Exploration of Haoganling Molybdenum Copper Mine

The geological coordinate of this property is EL 109°25′00″~ 109°27′30″ and NL 18°25′00″~ 18°28′00″ covering a site area of 40.72 square kilometers. The tectonic structure of this exploration property is favorable for forming molybdenum-copper deposit. To date, the first stage geochemical exploration, field geology work and second stage geochemical exploration have been completed. There is no current plan for geophysics exploration at this time.  .

In order to examine the anomalies in the exploration areas, and evaluate their prospecting potential, comprehensive research will be undertaken substantially as follows:

(a)

Conduct field geology work and sample check to a number of anomalies in the exploration area and study their formation. Carry out engineering exercise and sampling procedure on discovered ore bodies or anomalies found in geochemical prospecting. Analyze the ore body location, mineralization and abnormality distributions.

(b)

Based on the results of geochemical prospecting, carry out mountain land engineering in the anomalous region with highest probability of mineralization. Develop long trench exploration activities on the section line on the targeted area to reveal the anomaly, and set up additional short trench to control the surface if needed.

(c)

Exploration drilling: Based on the distribution data of ore bodies obtained from mountain land engineering, other geological and condition factors, conduct a few shallow drilling to check the anomaly in the targeted mineralization zone in order to obtain the data regarding mineralization distribution, scale and grade. This provides the basis for next step exploration.

A brief description of our sampling procedures is as follows:

(a)

Sampling collection: Collect 200g of secondary halo sample from “B” eluvium at a depth of 10-30 cm. Sampling is taken from two different points in a range within 1/4 dot pitch distance from the measuring points. If the sampling cannot be conducted in the area near measuring points due to bed rock or surface water body, then an additional sampling will be picked up within a wide range of 10 meters. The reason for skipped sampling should be documented on the result map.

(b)

Sample preparation: The sample will be dehydrated, sieved through 60-mesh stainless-steel-wire-mesh, and blended in diagonal method. It will then be placed into paper packaging, assigned code, delivered to the laboratory, rotary split and sieved into 0.093mm fractions. Afterwards, it will be screened through 160 mesh sieve. Finally, semi-quantitative spectroscopic analysis will be carried out.

(c)

Sample analysis: There are four analytical methodologies adopted to analyze the samples - direct reading spectrometry; polarographic analysis; chemical spectrometry; and X-ray fluorescence spectrometry.

(d)

Quality examination and analysis: During chemical analysis, those samples with abnormal results or obtained from anomalous sectors will be selected for spot chemical test. Usually, 5% out of the samples will be picked up.

We have developed our exploration program to comply with the following PRC protocols and/ or specifications:

•

Specifications of survey for geological and mineral resources exploration (DZ/ T0091);

•

General requirements for solid mineral exploration (GB/ T13908 - 2002);

•

Specifications for drafting geological report on solid mineral resources & closed pit (DZ/ T0033 - 2002);

•

Geologic exploration standard of iron, manganese and chromium mineral resources (DZ/ T0200 - 2002);

•

Geologic exploration standard of copper, lead, zinc, silver, nickel and molybdenum mineral resources (DZ/ T0214 - 2002); and

•

Rules for data compilation and comprehensive research on geological and mineral resources exploration materials (DZ/ T0079 - 1993).

Guangdong Longchuan

History of Yunnan Mining and Longchuan

On January 17, 2008, Yunnan Mining consummated the acquisition of a 45% equity interest in Guangdong Longchuan Jinshi Mining Development Co. Limited (“ Guangdong Longchuan”) and a 45% interest in the exploration right at a mine designated as “Silver and Multi-Metallic Ore” (“Jinshizhang Mine”), located at Jinshizhang District, Longchuan County, Guangdong Province, the PRC (the “Exploration Right”) from Beijing SinoTech Institute of Mineral Exploration Co. Ltd. (“BSTIME”) (15%) and Lueyang Longda Stone Casting Co. Ltd. (“LLSC”) (30%) for a total purchase price of RMB38,896,300 (US$5,697,000). On November 21, 2008, as part of an internal group restructuring. Yunnan Mining transferred its interest in Guangdong Longchuan to Yangpu Lianzhong at cost, and since the date of transfer Yangpu Lianzhong owns a 45% equity interest in Guangdong Longchuan.

Acquisition of Exploration Rights

The geological coordinate of this property is EL 115°19′00″～115°25′00″and NL 24°42′00″～24°45′00″ covering a site area of 52.93 square kilometers. The exploration area is located on Nanlin metallogenic belt, an important metallogenic belt in China, which is rich in mineral resources such as silver, lead, zinc, tungsten and tin. The geological environment and metallogenic condition of this exploration area is very similar to other large scale silver-gold ore deposits found on Nanlin matellogenic belt. There are fourteen ore bodies found in the exploration area, six of them are outcrops, indicating a great prospecting potential of silver polymetallic deposit. BSTIME, a qualified geological surveyor holding a qualification certificate issued by the Ministry of Land Resources of the PRC, has been engaged to conduct the detailed geological survey; of which 1.45 square kilometers site area was completed in November 2007. The property is estimated to be a silver, lead, zinc and copper polymetallic mine with excellent exploration prognosis. To date, we are in the process of applying for the mining permit for 1.45 square kilometers site area of this property; and the first stage geochemical exploration, field geology work, geophysics exploration, trenching and drilling activities for the remaining 51.48 km2 area are in progress. The total amount incurred to date for detailed geological survey of the 1.45 square kilometers property is RMB 2.45 million (US$ 359,000) and a budget of an additional RMB 2.40 million (US$352,000) has been set aside for the prospecting/ general exploration of the remaining 51.48 square kilometers area. It is anticipated that mining operations will commence in 2010.

Yangpu Lianzhong and China Coal

On January 21, 2008, Yangpu Lianzhong Mining Co. Ltd. (“Yangpu Lianzhong”) was formed as an indirect wholly-owned subsidiary of the Company through Yunnan Mining with an initial registered capital of RMB10,000,000 (US$1,465,000). On January 26, 2008, Yunnan Mining and Yangpu Lianzhong entered into an Agreement with Jiangxi Province Coal Group Company (“Jiangxi Coal”), a PRC state-owned enterprise and the largest integrated coal producer in Jiangxi Province, China, to jointly establish Guizhou Pucheng Mining Co. Ltd. (“Pucheng”) as an equity joint venture company in Guizhou Province, the PRC. Pucheng intends to principally engage in the exploitation and development of mineral resources in Guizhou Province and other regions in the China. Under the Agreement, Pucheng will receive priority to acquire the Zhonghe Coal Mine, and other ancillary coal mines and transport railroads, from Jiangxi Coal, and in the event Pucheng determines to acquire the mines and railroads, the purchase price will be determined by reference to an independent valuation to be performed. The registered capital of Pucheng is RMB300 million (US$43.94 million), to be contributed 30% by Yunnan Mining, 34% by Yangpu Lianzhong and 36% by Jiangxi Coal. Yunnan Mining and Yangpu Lianzhong paid an initial installment in the aggregate amount of RMB38.4 million (US$5.62 million), representing 20% of their respective capital contributions, on February 26, 2008. The capital contributions were subsequently refunded on March 25, 2008 as Jiangxi Coal failed to timely make its initial capital contribution. As Jiangxi Coal did not agree to extend the payment date for the initial capital contributions, the agreement with Jiangxi Coal was void and terminated automatically.

Pursuant to an agreement dated February 29, 2008 between Yunnan Mining and China Coal Mining Investments Limited (“China Coal”), a wholly owned subsidiary of the Company established in January 2008, China Coal agreed to invest US$47.61 million in Yangpu Lianzhong (accounted for as 97.2% of the enlarged capital of Yangpu Lianzhong), of which US$15 million was paid on May 8, 2008. Pursuant to an internal group restructuring, Yunnan Mining’s 2.8% equity interest in Yangpu Lianzhong was transferred to China Coal such that Yangpu Lianzhong became a wholly owned subsidiary of China Coal. China Coal is currently dormant other than its investment in Yangpu Lianzhong.

Pursuant to the internal group restructuring described above, Yangpu Lianzhong currently holds a 48% equity interest (together with its nominee Yangpu Fengyu) in Hainan Nonferrous Metal and a 45% equity interest in Guangdong Longchuan.

Government Regulation of Iron/ Non-ferrous Metal Mining Activities

Under the “Mineral Resources Law”, all mineral resources in the PRC are owned by the State. Mining rights are granted by the State permitting recipients to conduct mining activities in a specific mining area during the specified license period. On December 31, 2005, Wuhu renewed its mining rights to 0.186 square kilometers covering Yang Chong Mine, which will expire in December 2011, subject to renewal upon expiry. In October 2006, Wuhu renewed its mining rights to 0.0136 square kilometers covering Zao Yuan Mine, which will expire in October 2009. Although Wuhu believes that it will be able to renew the licenses as it has done in the past, there can be no assurance that Wuhu will be able to exploit the entire mineral resources of its mines during its license period. If Wuhu fails to renew its mining rights upon expiry or if it cannot effectively utilize the resources within a license period, the operation and performance of Wuhu may be adversely affected.

Wuhu’s mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu is required to submit a mining proposal and feasibility studies to the relevant government authority. Wuhu is also obligated to pay a natural resources fee to the State in an amount equal to 2% of annual sales.  License fees of RMB1.5 million (US$220,000), RMB500,000 (US$73,000) and RMB 1.0 million (US$147,000) were paid in January 2006, November 2007 and November 2008, respectively. The license fee for the renewal of the mining rights to Zao Yuan Mine of RMB354,000 (US$52,000) was paid in October 2006. License fees are not required to be paid in connection with the grant of exploration rights and, therefore, no license fees are payable for the Si Chong Mine, the 12 mines undergoing reconnaissance/ prospecting survey by Hainan Nonferrous Metal or the mine undergoing prospecting/ general survey by Guangdong Longchuan until such time, if any, as we seek mining rights with respect to those mines.

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

Copper Smelting

History and Overview of Mark Faith

Mark Faith Technology Development Limited (“Mark Faith”) was incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) in August 2006. Mark Faith currently operates through its wholly owned subsidiary, Bayannaoer City Feishang Copper Company Limited ("Feishang Copper”), a company established under the laws of the People's Republic of China ("PRC") in Inner Mongolia.  Mark Faith treats the business of Feishang Copper, an enterprise principally engaged in the smelting and refining of copper for distribution in the PRC, as its principal business activity.

Feishang Copper was established as a limited liability company with an initial registered capital of RMB50,000,000 (US$7,323,000) between two related parties, Shenzhen Feishang Industrial Development Co. Ltd. (“Shenzhen Feishang”) (RMB45,000,000, US$6,591,000 or 90%) and Shenzhen Caopeng Investment Co. Ltd. (“Caopeng”) (RMB5,000,000, US$732,000 or 10%) on May 26, 2005. In December 2006, Shenzhen Feishang and Caopeng transferred their equity interests in Feishang Copper to Mark Faith, at cost, and since the date of such transfer, Mark Faith has been the owner of 100% of the paid-up capital of Feishang Copper. In July 2007, the registered capital of Feishang Copper was increased to RMB174,200,000 (US$25,514,000), of which RMB75,190,000 (US$11,012,000) was paid up by Mark Faith and the balance of RMB99,010,000 (US$14,501,000) was paid on March 4, 2008.

On February 20, 2008, the Company entered into an agreement to acquire all of the issued and outstanding capital stock of Mark Faith and Feishang Copper (the "Mark Faith Group"), from Feishang Group Limited (“Feishang Group”), a related party. The purchase price for the shares is an amount equal to the lesser of (a) the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 and (b) RMB24,252,000 (US$3,552,000). In addition, China Natural Resources paid Feishang Group RMB47,292,000 (US$6,926,000) in satisfaction of outstanding indebtedness of the Mark Faith Group to Feishang Group. The Company paid Feishang Group RMB30,000,000 (US$4,394,000) at the time the Agreement was signed and the balance of RMB41,544,000 (US$6,085,000) was paid at closing on March 4, 2008. In the event that the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 is lower than RMB24,252,000 (US$3,552,000), Feishang Group is obligated to return to China Natural Resources the difference between RMB24,252,000 (US$3,552,000) and the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007. As the audited consolidated net asset value of Mark Faith was RMB2,101,000 (US$308,000) below the purchase price of RMB24,252,000 (US$3,552,000), Feishang Group refunded RMB2,101,000 (US$308,000) to the Company in January 2009.

On December 30, 2008, the Company completed the disposition of 40% interest in Mark Faith to an unrelated third party, Joysight Limited (the “Purchaser”), for a purchase price of US$14,000,000. The disposition is governed by the terms and conditions of a Sale and Purchase Agreement entered into at the time of closing. The purchase price is evidenced by a promissory note executed and delivered by the Purchaser which bears interest at the rate of 5% per annum and matures on June 30, 2009. The promissory note, together with accrued interest, were fully paid to the Company on February 27, 2009.

Industry Overview

Copper (chemical element symbol Cu) is a ductile metal with excellent electricity conductivity and is rather supple in its pure state and has a pinkish luster. It is primarily used as a heat conductor, an electrical conductor, a building material, and a constituent of various metal alloys. Copper’s properties of high electrical and thermal conductivity, together with good workability, allow it to be used in a wide range of applications, of which wire and cable and other electrical uses are by far the most prevalent. The primary uses of copper are in the building and construction industry, electrical and electronic products and, to a lesser extent, industrial machinery and equipment, consumer and general products and transportation.

Copper is an internationally traded commodity, the price of which is effectively established on commodity markets throughout the world. A decline in global copper prices has occurred following an upsurge that was witnessed in 2008. During the first half of 2008, a short supply of copper cathode, coupled with the depreciation of the US dollar, contributed to relatively high copper prices on London Metal Exchange. However, by the end of September 2008, in part due to the United States subprime mortgage crisis and the resulting global financial slump, a substantial downturn in global copper prices took place. The downturn is illustrated by the decrease in the average price of copper from the historic high of US$8,940 a ton in July 2008 to US$2,825 a ton on December 24, 2008, its lowest level since 2004. Despite the drastic downturn, management remains cautiously optimistic for a recovery of the PRC’s economy, which is expected to have a positive impact on the demand for copper.

Historically, copper production in the PRC has been unable to meet domestic demand. Copper imports have become increasingly significant in recent years as compared to domestic production. The following table shows the production and consumption of copper in China over the past 5 years:

	2004	2005	2006	2007	2008

Production (in thousand tons)	2,170	2,600	2,998	3,441	3,789
Consumption (in thousand tons)	3,244	3,665	4,020	4,562	5,380

———————

Source: National Bureau of Statistics of China and ICSG

Business of Feishang Copper

Feishang Copper commenced construction and installation of its copper smelting and refining facilities (the “Smelter”) in late 2005. The total capital expenditure to construct and install the Smelter was approximately RMB200 million (US$29.3 million). The first phase of construction was substantially completed in May 2007 with an initial annual production capacity of 50,000 tons of blister copper/ anode copper (blister copper that has undergone further refinement to remove impurities) and 175,000 tons of sulfuric acid. It is estimated that with an additional capital expenditure of approximately RMB150 million (US$22.0 million) in the second phase construction of the Smelter, which is expected to commence in 2011, Feishang Copper will be capable of expanding its annual copper smelting capacity to 100,000 tons of blister copper and anode copper and 350,000 tons of sulfuric acid, and with a copper refining capacity of 100,000 tons of cathode copper (a refined version of anode copper). The Smelter has been in trial production since May 2007, and has not yet operated at full production capacity in 2008. As at December 31, 2008, Feishang Copper had approximately 441 full-time employees.

Feishang Copper’s principal activities are to turn copper concentrates into blister copper and copper anode by smelting and refining for distribution in the PRC. Blister copper and copper anode are produced as primary products and sulfuric acid is produced in the copper smelting process as co-products. The production processes also produce gold, silver, flue dust and slag as by-products. Approximately 80.36% and 5.19% of sales for the 12 months ended December 31, 2008 were attributable to sales of blister copper and sulfuric acid, respectively. Sales of embedded gold, silver in copper, and copper dross constituted approximately 2.50%, 4.14%, and 6.48% of Feishang Copper’s sales for the 12 months ended December 31, 2008, respectively. The copper smelting plant of Feishang Copper is located at Bayannaoer City, Inner Mongolia, the PRC, approximately 1,050 kilometers north of Beijing.

Feishang Copper improved and developed its proprietary “Feishang Furnace” smelting and refining technology based on the existing Noranda’s technologies. The smelter treats a typical copper concentrate with an average grade of 20.48% copper in 2008. Silica, quartz sand and limestone are used as flux in the furnace. During the smelting process, three primary substances are produced: matte, sulfur dioxide gas and slag. Matte has a copper grade of approximately 40% to 60% by weight, and also contains gold, silver, sulfur and iron. The matte is further purified in a “converter” to remove sulfur, iron and other impurities to leave blister copper, which contains approximately 98.5% to 99.2% copper by weight. During the refining process, the blister copper is further transferred into an anode furnace, where further purification takes place and copper anode is produced with a purity of 99.5%.

The metallurgical process of copper smelting is shown below:

Copper concentrates, quartz sand, limestone and recovered matte
Feishang Furnace
Heated reaction shaft
High-pressure and oxygen-enriched air
Dust and hot sulfur dioxide gas
Waste heat Boiler
Dust Precipitator
SO_2
Purification System
Drying System
Conversion System
Absorption System
Sulfuric Acid H_2SO_4
(93-98% purity)
Slag
(0% purity)
Slag
(20% purity)
Matte (Cu_2S)
(40% purity)
Converter
Dust and hot sulfur dioxide gas
Slag-cleaning Furnace
Blister Copper
(98.5~99.2% purity)
Matte
(35% purity)
Matte
(60% purity)
Slag
(0.6% purity)
Fire-refining Anode Furnace
Copper Anode
(99.5% purity)

Recent Operating Results of Feishang Copper

The following financial information, including results of operations and operating data of Feishang Copper, was prepared in accordance with generally accepted accounting principles in the United States, and was derived from the audited financial statements of Feishang Copper. As of December 31, 2008, Feishang Copper had total assets of approximately RMB396.34 million (US$58.05 million) and total liabilities of approximately RMB220.13 million (US$32.24 million). For the year ended December 31, 2008, Feishang Copper recorded net sales of approximately RMB861.92 million (US$126.24 million) and reported net income of approximately RMB7.89 million (US$1.16 million).

The following table summarizes the significant operating data of Feishang Copper for the year ended December 31, 2008.

	2007		2008
Production quantity: Blister copper (tons) Gold (kg) Silver (kg) Sulfuric acid (tons)	6,003 21 3,030 27,749		16,084 104 14,073 93,830
Sales quantity: Blister copper (tons) Gold (kg) Silver (kg) Sulfuric acid (tons)	5,367 21 2,650 6,113		15,460 130 13,864 73,643
	RMB	US$	RMB	US$
Sales revenues: (’000) Blister copper Gold Silver Sulfuric acid Others	277,828 3,299 6,788 8,345 528	38,059 452 930 1,143 72	692,641 21,540 35,669 44,766 67,304	101,466 3,155 5,224 6,557 9,857

Despite the current downturn of the economy, management continues to believe that the PRC is the world’s largest consumer of copper and that prospects for the PRC copper market will soon be revived. Feishang Copper has expanded its product mix to produce copper anodes and plans to refine blister copper/anode copper to produce cathode copper. The development strategy of Feishang Copper includes a reduction of production costs by increasing productivity of individual units, continuing supply and timely procurement of raw material in order to maintain maximum production level at optimum cost, innovation for new products development to the downstream products, as well as expanded product line to improve capability to withstand risks.

The price of copper concentrates, the raw material, is volatile. We do not have any formal hedging policies to mitigate the commodity price risk of copper.

Suppliers

For the years ended December 31, 2007 and 2008, the largest five suppliers accounted for 99% and 90%, respectively, of Feishang Copper’s purchases. For the year ended December 31, 2007, one supplier accounted for 91% of Feishang Copper’s purchases. For the year ended December 31, 2008, one supplier accounted for 59% of Feishang Copper’s purchases.

Customers

Feishang Copper sells its products primarily to companies located in the PRC. For the period from March 4, 2008 to December 31, 2008, Feishang Copper’s five largest customers accounted for approximately 92% of its sales, of which RMB293.99 million (US$43.06 million) (38%) and RMB57.27 million (US$8.39 million) (7%) were sold to related parties, Wuhu Hengchang and Wuhu Hengxin respectively. Feishang Copper has a one-year sales contract with Henchang subject to annual renewal; however, the sales contract does not obligate Henchang to purchase copper from Feishang Copper. Given the large percentage of sales derived from Henchang, in the event Henchang ceases or reduces its purchases from Feishang Copper, or if Feishang Copper and Henchang are unable to agree upon renewal terms, or Feishang Copper’s sales contract with Henchang is not renewed for any other reason, Feishang Copper will have to identify other alternative outlets for its copper production which may have a material adverse effect on Feishang Copper’s results of operations.

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

Raw materials

Copper concentrates are required for Feishang Copper’s smelting and refining operation. Copper concentrates are generally purchased domestically. Feishang Copper has a long term supply agreement with Bayannaoer West Region Copper Co. Ltd. (“Bayannaoer West”), in connection with which Feishang Copper is required to make payment for materials prior to delivery. For the year ended December 31, 2007 and 2008, Bayannaoer West accounted for approximately 90% and 59% of Feishang Copper’s purchases of copper concentrates respectively.

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

Feishang Copper commenced trial production since May 2007. During the trial production process, the relevant government authorities, including the local environmental protection bureau, are expected to inspect Feishang Copper’s trial operations and, following such inspection, Feishang Copper anticipates that the authorities will issue the necessary certifications and permits to permit the commencement of commercial production in the near term.

Coal Mining

History and Overview of Newhold and Guizhou Yongfu

Newhold was incorporated under the laws of the British Virgin Island in July 2008. Newhold currently operates, through its wholly owned subsidiaries Feishang Yongfu and Yangpu Shuanghu, and its 70%-owned subsidiary Guizhou Yongfu, a company established under the laws of the PRC in Guizhou province.  Newhold treats the business of Guizhou Yongfu, an enterprise principally engaged in the coal mine development in the PRC, as its principal business activity.

On August 11, 2008, the Company entered into an agreement (the “Agreement”) with Feishang Group Limited, a related party, pursuant to which the Company agreed to acquire from Feishang Group Limited (a) all of the issued and outstanding capital stock (the “Shares”) of Newhold and its subsidiaries (collectively, the "Coal Group") and (b) the outstanding indebtedness owing by the Coal Group to Feishang Group Limited on the closing date (“Indebtedness”). Feishang Group Limited, a British Virgin Islands corporation, is also the principal shareholder of the Company and Mr. Li Feilie, the sole officer, director and beneficial owner of Feishang Group Limited, is the Chairman and Chief Executive Officer of the Company. A closing of the Company’s acquisition of the Shares took place on January 12, 2009.

Feishang Yongfu was established as a limited liability company in June 2008 under the laws of Hong Kong with an initial share capital of HK$1.00 (US$0.13) by Wong Wah On Edward, a director, CFO and Corporate Secretary of the Company. In August 2008, Wong Wah On Edward transferred its equity interest in Feishang Yongfu to Newhold, at HK$1.00 (US$0.13), and since the date of such transfer, Newhold has been the owner of 100% of the paid-up capital of Feishang Yongfu.

Yangpu Shuanghu was established as a limited liability company in May 2004 under the laws of the PRC with an initial registered capital of RMB1 million (US$146,000) by Wu Tianping and Zhu Zheng. In March 6, 2008, Wu Tianping and Zhu Zheng transferred their respective equity interests in Yangpu Shuanghu to Zhang Huachun and Yang Haibi, at a total consideration of RMB1 million (US$146,000). In July 31, 2008, Zhang Huachun and Yang Haibi transferred their respective equity interests in Yangpu Shuanghu to Feishang Yongfu, at a total consideration of RMB1 million (US$146,000), and since the date of such transfer, Feishang Yongfu has been the owner of 100% of the paid-up capital of Yangpu Shuanghu.

Guizhou Yongfu was established as a limited liability company in June 2005 under the laws of the PRC with an initial registered capital of RMB1 million (US$146,000) by Li Qing (80% interest) and Li Lihui (20% interest). In June 2006, the registered capital of Guizhou Yongfu was increased to RMB16,880,000 (US$2,472,000). In July 2008, Li Lihui transferred all his equity interest and Li Qing, an unaffiliated party, transferred part of his equity interest in Guizhou Yongfu to Yangpu Shuanghu, at cost, and since the date of such transfer, Yangpu Shuanghu has been the owner of 70% of the paid-up capital of Guizhou Yongfu. In July 2008, the registered capital of Guizhou Yongfu was increased by RMB83,120,000 (US$12,174,000) to RMB100,000,000 (US$14,646,000), of which RMB58,184,000 (US$8,522,000) of the increase was paid up by Yangpu Shuanghu (70%) and RMB24,936,000 (US$3,652,000) was paid by Li Qing (30%) on November 13, 2008.

Industry Overview

Coal (chemical element symbol C) is a combustible, sedimentary, organic rock which is composed of carbon, hydrogen and oxygen. The fossil fuel is formed from vegetation which has been consolidated between other rock strata and altered by the combined effects of pressure and heat over millions of years to form the coal seams mined today. Various types of coal exist, which are dependent on the degree of change undergone by the coal as it matures from its lowest form, peat, to its highest form in terms of carbon content, anthracite.

Coal is one of the largest and most important energy resources in the world. Approximately 13% (approximately 717 million tons) of total hard coal production is currently used by the steel industry and almost 70% of total global steel production is dependent on coal. Coal is also the major fuel used for generating electricity worldwide. According to the BP Statistical Review June 2008, world coal consumption grew by 4.5%, well above the 10-year average. Coal was the world fastest-growing fuel for the fifth consecutive year.  The PRC’s consumption growth accounted for more than two-thirds of the global growth.  In 2007, the total hard coal production reached 3,135.6 million tons. China was the largest coal producer in the world in 2007, providing 1,289.6 million tons or 41.1% of the world production. China was the largest consumer of coal in 2007, providing 1,311.4 million tons or 41.3% of the world consumption. Given the relative significance of coal within the energy sector, demand for thermal coal is typically directly correlated with the price of energy substitutes (e.g. oil and natural gas). International coal prices have risen considerably over the past few years as a result of increased consumption demand from China and relatively constrained supply within the region. However, the coal price declined in 2008 following the sharp decline in oil prices and the impact of the global financial crisis. Management is cautiously optimistic for an improvement in the price of coal as a result of stability of oil price in 2009.

Business of Guizhou Yongfu

On November 8, 2007, Guizhou Yongfu was granted a coal mining right to 18.234 square kilometers located in Huajuexiang, Jinsha County, Guizhou province, the PRC, with an annual production capacity of 600,000 MT, which will expire in November 2027, subject to renewal upon expiry. The geological coordinate of this property is EL 106°23′00″~ 106°25′45″ and NL 27°10′00″~ 27°13′00″. The coal mine is currently under construction and the construction work is expected to be completed in 2010. The estimated construction cost is approximately RMB360 million to 400 million (US$52,726,000 to 58,585,000). On February 2, 2009, Guizhou Yongfu received a RMB200 million (US$29,292,000) long term bank loan from China Minsheng Banking Corp. Ltd., to be repaid in installments over 5 years commencing in 2013. The purpose of the loan is to finance the construction of the coal mine. The loan bears a floating annual interest rate of 7.722% (30% above the over-5-year official base lending rate stipulated by The People’s Bank of China). Guizhou Yongfu drew down RMB 100 million (US$14.65 million) of the loan in April 2009. The RMB100 million (US$14.65 million) balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be in December 2009.

Our mining operation involves four main processes, i.e. mine development, mine production, coal transportation and reclamation.

Mine Construction: After the approval by relevant mining authorities has been obtained, construction of the mine project will be developed in three main stages: (a) pre-construction work,; (b) construction of shaft engineering and civil engineering; and (c) electrical equipment installation engineering and complement scheme of production system. The pre-construction work provides the foundation for the future mine construction and the planning for overall construction management. This phase includes leveling the land with a supply of water, electricity, road and telecommunication. Construction operational regulations and program budgeting for the shaft engineering is carried out in strict compliance with applicable requirement of the safety code. We use various shaft engineering techniques such as drilling and blasting, slagging and tunneling, shotcrete and rock bolt support, etc. in mine construction. Quality control, construction stage control and investment control are implemented during construction. At the same time, six complementary systems are incorporated, including power supply system, draft system, drainage system, pressure ventilation system, elevation and transportation system, gas drainage system, and monitoring system. Following primary examination of the mine construction has been approved, we will run a three to six months’ trial production.

Coal Production: Longwall caving mining technology and coal blasting method are adopted in our coal mining operation. Raw coal is transported by scraper conveyor or belt transportation system. A fully mechanized coal mining method is applied to those coal working faces with good geologic structure and stable coal seams with thickness above 2 meters. Raw coal is then transported by the main tunnel belt conveyor to the work site on the ground for screening and grading processing where it is stored for load-out to customers. Coal mining faces are supported by individual hydraulic prop and articulated roof beam. Waste edge prop and security system of roof fall are adopted to secure the safety of workers.

Marketing and sales: After loading to trucks from the ground warehouse of the mine, coal products are delivered to Jinsha power plant or other customers. The responsibility of marketing activities is to establish sales networks, contract management, customer satisfaction, and collection of proceeds on time.

Environmental Protection: Our mines seek to ensure that the "three wastes" (waste gas, waste water and industrial residue) are disposed of in accordance with the relevant provisions of the Environmental Protection Law of the PRC. In addition, we are required by PRC law to reclaim and restore mining sites to their prior condition after completion of mining operations. Reclamation activity typically involves the removal of buildings, equipment, machinery and other physical remnants of mining, restoration of land features in mined-out areas, dumping sites and other mining area, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas, as appropriate.

As the coal mine of Guizhou Yongfu is still under construction/development, we will not be able to obtain safe production and coal production permits until completion of inspection of the construction/development project under applicable PRC laws. Thereafter, commercial production is expected to commence.

Recent Operating Results of Guizhou Yongfu

The following financial information, including results of operations and operating data of Guizhou Yongfu, has been prepared by management, without audit, in accordance with generally accepted accounting principles in the United States of America. As of December 31, 2008, Guizhou Yongfu had total assets of approximately RMB183.9 million (US$26.9 million) and total liabilities of approximately RMB89.6 million (US$13.1 million). For the year ended December 31, 2008, Guizhou Yongfu reported a net loss of approximately RMB3.2 million (US$469,000).

Despite the current downturn of the economy, management continues to believe that the PRC remains the world’s largest consumer of coal and that prospects in the PRC’s coal market will improve. The current development strategy of Guizhou Yongfu is to complete the construction of its coal mine according to its planned schedule.

Customers and Competition

Guizhou province ranks third in terms of coking coal resources in China. There are many small to medium size coal mines and coal washing plants in Guizhou province. Guizhou province is also the primary power exporting province in South West China. We plan to sell our raw coal to coal traders and coal washing plants in Guizhou province. However, unlike block coal, all of the pulverized coal produced during the coal construction process must be sold to power plants as thermal coal.

The price of coal is now determined primarily by supply and demand. However, temporary guidelines can be issued to limit price increases if the price of thermal coal increases significantly or is likely to increase significantly, according to the Price Law of the PRC.

Government Regulation of Coal Mining Activities

China’s coal industry is subject to extensive regulation by the PRC government. These regulations govern a wide range of areas, including, but not limited to, investments, exploration, production, mining rights, distribution, trading, transportation and exports related to coal, and investments, generation, pricing, dispatch and tariffs related to power. In addition, coal operations are subject to fees and taxes, as well as safety and environmental protection laws and regulations.

Under the “Mineral Resources Law,” all mineral resources in the PRC are owned by the State. According to the Coal Law and the Mineral Resources Law, the exploration and exploitation of coal is subject to supervision under the Mineral Resources Law and the relevant local mineral resource bureaus and coal administration departments. Upon approval, an exploration license for each proposed mine or a mining right permit for each mine will be granted by the relevant local mineral resource bureau responsible for supervising and inspecting exploration and exploitation of mineral resources in the jurisdiction. Annual reports are required to be filed by the holders of mining right permits with the administrative authorities that issued the permits. A coal producer must also obtain a coal production permit for each of its mines in order to begin production and sale of coal in China. In addition, the production capacity of each coal mine is subject to annual review. All coal producers are required to achieve certain reserve recovery rates and a failure to achieve the applicable recovery rate may result in penalties, including revocation of production permits of coal producers.

The State Administration of Work Safety (the ‘‘SAWS’’) and the State Administration of Coal Mine Safety (the ‘‘SACMS’’) under the supervision of the SAWS are the PRC government authorities exercising control over and supervision of the safety of coal production. In order to proceed with the construction of a coal mine project, the project’s safety designs and procedures must be examined and approved by the SACMS or its local offices. Upon the completion of a coal mine construction project and before the commencement of production, further inspection and approval by the SACMS or its local offices of the facilities and conditions is required. The SACMS also conducts regular safety inspections of coal producers pursuant to the Safety Production Law, the Mining Safety Law of the PRC and applicable safety regulations. In addition, each operating coal mine is required to apply for a coal production safety permit from the SACMS or its provincial bureau. The coal production safety permits are valid for an initial period of three years, after which they are subject to renewal.

Pursuant to the “Provisional Regulation of Resources Tax” and the “Rules Administering Levy of Mine Resource Compensation Fees”, resources taxes and resources compensation fees are levied on the coal industry. Since 2004, the Ministry of Finance and the State Administration of Taxation have issued a series of notices on coal resources taxation adjustments. The coal resources tax rates of Guizhou province have been increased, and the current resources tax rate for Guizhou Yongfu is RMB2.5 per ton.

The State Administration for Environmental Protection is responsible for overall supervision and control of environmental protection in China. It formulates national standards for discharging waste materials and environmental protection and monitors the PRC environmental protection system. Environmental protection bureaus at the county level and above are responsible for environmental protection within their respective areas of jurisdiction.

The PRC Environmental Protection Law (the “Environmental Protection Law”) requires all operations that produce pollutants or other hazards to take environmental protection measures, and to establish an environmental protection responsibility system. Such system includes the adoption of effective measures to control and properly dispose of waste gases, waste water, waste residue, dust or other waste materials. Any entity that discharges waste material must report to and register with the relevant environmental protection authority.

If an enterprise fails to report or register the environmental pollution caused by it, it is subject to receiving a warning or penalty. Enterprises which fail to restore the environment or remedy the effects of the pollution within the prescribed time are also subject to penalty or termination of their business licenses. Enterprises which have polluted and endangered the environment are responsible for remedying the danger and effects of the pollution, as well as for the payment of compensation for any losses or damages suffered as a result of such environmental pollution. A material violation of the Environmental Protection Law that causes a material loss to public and private belongings or personal injuries or death may result in criminal liability.

Mining rights are granted by the State permitting recipients to conduct mining activities in a specific mining area during the license period. On November 8, 2007, Guizhou Yongfu was granted a mining right to 18.234 square kilometers, with an annual production capacity of 600,000 tons, which will expire in November 2027, subject to renewal upon expiry. Although Guizhou Yongfu believes that it will be able to renew its license, there can be no assurance that Guizhou will be able to exploit the entire coal resources of its mine during its license period. If Guizhou Yongfu fails to renew its mining rights upon expiry or if it cannot effectively utilize the resources within a license period, the operation and performance of Guizhou may be adversely affected.

Guizhou Yongfu’s mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Guizhou Yongfu is required to submit mining proposal and feasibility studies to the relevant authority. As required by applicable PRC laws in respect of undeveloped coal mines, coal mine operators are required to conduct trial production and subsequently obtain regulatory certifications to commence commercial production. In order to commence commercial production, a coal mine must obtain permits including (a) a mining extraction permit; (b) a safe production permit; and (c) a coal production permit. To date, Guizhou Yongfu has obtained a mining extraction permit. Management believes that the remaining two permits will be obtained following completion of mine construction.

Other Subsidiaries

Feishang Management

Feishang Management was incorporated in the PRC on October 6, 2008. It is a wholly owned subsidiary of Yunnan Feishang and is engaged in the provision of management and consultancy services to the other company of the group.

FMH Corporate Services, Inc.

FMH Corporate Services, Inc. (“FMH Services”) is a Florida company incorporated in November 2007 in connection with a proposed transaction that was not consummated. FMH Services, which is 100%-owned by CHNR, has been dormant since its incorporation.

Sunwide

Sunwide was incorporated in the British Virgin Islands on January 22, 2001. Sunwide is a wholly owned subsidiary of CHNR and is currently dormant.

Silver Moon and Medi-China

Silver Moon is a British Virgin Islands company incorporated on March 24, 2000. The principal business of Silver Moon and its wholly-owned subsidiary, Medi-China, a Hong Kong company incorporated on October 15, 1999, is to provide online Internet healthcare content, through its website, medi-china.com, which offers health-related content in both English and Chinese, with a focus on Chinese herbal medicine and therapies. Silver Moon is owned 80% by us and

20% by E-Link Investment Limited, an unaffiliated party. Neither Silver Moon nor Medi-China is currently engaged in active business operations. Medi-China was dissolved on May 2, 2008.

Employees

The Company’s executive offices in Hong Kong employed eight persons, including the Company’s executive officers. In addition, as of December 31, 2008, (a) Wuhu employed 377 persons on a full time basis, and (b) Feishang Copper employed 441 persons on a full time basis. The Company believes that its relations with employees are generally good.

C.

Organizational Structure

China Natural Resources is a holding company owning the following operating subsidiaries and participating in the following joint ventures, with the interests indicated:

			CHNR (BVI) NASDAQ: CHNR

80%	100%	100%	60%	100%	100%	100%
Silver Moon (BVI)	FMH Corp Services Inc.(Florida, US)	Feishang Mining (BVI)	Mark Faith (Hong Kong)	Sunwide (BVI)	China Coal (HK)	Newhold (BVI)

		100%	100%		100%	100%
		Wuhu (PRC)	Feishang Copper (PRC)		Yangpu Lianzhong (PRC)	Feishang Yongfu (HK)

		100%		48%	45%	100%
		Yunnan Mining (PRC)		Hainan Nonferrous Metal(PRC)	Guangdong Longchuan PRC)	Yangpu Shuanghu (PRC)

		100%		85%		70%
		Feishang Management (PRC)		Longfei (Madagascar)		Guizhou Yongfu (PRC)

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Wuhu, Guizhou and Inner Mongolia of the PRC.

Pursuant to an office sharing agreement dated September 1, 2000, the Company’s head office in Hong Kong was shared on an equal basis between the Company and Anka Consultants Limited, a private Hong Kong company which is owned by certain officers and directors of the Company. The total area of the office was approximately 230 square meters. The office sharing agreement provided that the Company shared certain costs and expenses in connection with its use of the office. On July 1, 2008, the Company and Anka Consultants Limited entered into a new license agreement to replace the office sharing agreement in respect of the Company’s new head office in Hong Kong. The total area of the office is approximately 368 square meters in which the Company shares 238 square meters. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day to day office administration provided by Anka Consultants Limited. For the years ended December 31, 2006, 2007 and 2008, the Company paid its share of rental expenses to Anka Consultants Limited amounting to RMB226,000 (US$33,000), RMB258,000 (US$38,000), and RMB625,000 (US$92,000), respectively.

Feishang Mining conducts its operations through Wuhu. Wuhu's principal activities are the mining and ore processing of zinc, iron and other minerals for distribution in the PRC. At present, Wuhu owns the mining rights to two mines located in Wuhu City, Anhui Province, the PRC, i.e.: the Yang Chong Mine and the Zao Yuan Mine. The two mines produced 46,000 tons of iron and 6,400 tons of zinc in 2006, 56,000 tons of iron and 3,900 tons of zinc in 2007, and 54,000 tons of iron and 800 tons of zinc in 2008. The majority of the iron and zinc ore is mined from Yang Chong Mine. Yang Chong Mine has a total mining area of 0.186 square kilometers. Zao Yuan Mine has a total mining area of approximately 0.0136 square kilometers. Wuhu also owns the exploration right to one mine located in Fanchang, Anhui Province, the PRC. The Si Chong Mine, which is still undergoing preliminary exploration, covers an exploration area of approximately 5.52 square kilometers. Wuhu City is located in the northwestern Yangtze River Delta and the center of East China, approximately 384 kilometers from Shanghai.

Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at the mines is licensed to Wuhu by the State for a period of years. The Company is the only party that is currently licensed to mine the Yang Chong Mine and the Zao Yuan Mine. The Company’s current license to mine the Yang Chong Mine expires on December 31, 2011, and may be renewed upon expiry. The Company’s current license to mine the Zao Yuan Mine expires on October 31, 2009.

Wuhu outsources mine extraction to an unrelated third party. Except for the mining of raw mineral stones, which is outsourced to an unrelated third party, all the procedures of the ore processing are performed by Wuhu. Raw mineral concentrates processed from Yang Chong Mine are sold to smelting factories located near the mine.

The offices, mining sites and other processing facilities of Wuhu are all located in Wuhu City, Anhui Province in the PRC. Wuhu’s office premises, processing facilities and warehouses cover a total gross area of approximately 26,000 square meters. As is typical in the PRC, the PRC government owns all of the land on which the improvements and mines are situated. Wuhu assumed the rights to use the land and its leasehold properties when it acquired the entire business of Anhui Fanchang Zinc and Iron Mine, Wuhu’s predecessor. Wuhu has been granted mining rights to Yang Chong Mine and Zao Yuan Mine to conduct mining activities in a specific mining area during the license period. The mining rights to 0.186 square kilometers covering Yang Chong Mine will expire in December 2011, subject to renewal upon expiry. The mining rights to 0.0136 square kilometers covering Zao Yuan Mine will expire in October 2009.

All processing facilities and equipment of Wuhu were acquired from Nanchang Non-ferrous Metallurgy Designing Organization, a Class-A corporation in China in designing and producing equipment for the mining industry. All technology and equipment meet the industrial standard as required by the relevant government authorities.

The offices, smelting and refining facilities of Feishang Copper are all located in Wuhouqi Huhewendoer Town, Inner Mongolia, the PRC. Feishang Copper’s offices premises, smelting facilities and warehouses were constructed on a site covering an area of approximately 200,000 square meters. The land use right is held by Feishang Copper for a term of 29 years commencing August 31, 2006 and expiring on October 14, 2035. Feishang Copper commenced construction and installation of its copper smelting and refining facilities (the “Smelter”) in late 2005. The total capital expenditure to construct and install the Smelter was approximately RMB200 million (US$29,292,000). The Smelter has a gross floor area of approximately 18,906 square meters. The first phase of construction was substantially completed in May 2007 with an initial annual production capacity of 50,000 tons of blister copper/anode copper and 175,000 tons of sulfuric acid. It is estimated that that with an additional capital investment of approximately RMB150 million (US$21,969,000) in the second phase construction of the Smelter, which is expected to commence in 2011, Feishang Copper will be capable of expanding its annual copper smelting capacity to 100,000 tons of blister copper and anode copper and 350,000 tons of sulfuric acid, and with a copper refining capacity of 100,000 tons of copper cathode. The additional capital is anticipated to be provided by a combination of internally generated funds and bank loans.

The offices of Guizhou Yongfu are located in Guiyang City and its mining sites are located in Huajuexiang, Jinsha County, Guizhou Province in the PRC. Guizhou Yongfu’s office premises, processing facilities and warehouses cover a total gross area of approximately 1,915 square meters. As is typical in the PRC, the PRC government owns all of the land on which the improvements and mines are situated. Guizhou Yongfu has been granted mining right to the coal mine to conduct mining activities in a specific mining area during the license period. The mining right to 18.234 square kilometers will expire in November 2027, subject to renewal upon expiry.

For the years ended December 31, 2006, 2007 and 2008, the Company incurred capital expenditures (excluding fee for renewal of mining rights) of RMB3,532,000 (US$517,000), RMB4,318,000 (US$632,000), and RMB5,211,000 (US$763,000), respectively.

Item 4A.

UNRESOLVED STAFF COMMENTS

No disclosure is required in response to this Item.

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3D of this report under the heading, "Risk Factors," With respect to forward-looking statement that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes its assumptions or bases are reasonable and have formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2006, 2007 and 2008 included elsewhere herein.

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

In February 2006, we acquired all of the outstanding capital stock of Feishang Mining, and its subsidiary Wuhu, in a reverse acquisition with Feishang Mining being the accounting acquirer. As a result of the acquisition, we became principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. In order to focus our efforts on our mining operations, during 2006, we also disposed of our interests in iSense and HARC. The operations of iSense and HARC are reflected as discontinued operations in our financial statements for the year ended December 31, 2006.

Wuhu has acquired mining rights to and currently operates two mines located in Anhui Province in the PRC, where it primarily mines zinc and iron, and to a lesser extent, mines copper. Wuhu obtains its mining rights from the State, for a term of years, subject to renewal, in consideration for the payment to the State of a license fee when the mining rights are renewed and a natural resource fee equal to 2% of gross sales which is paid annually. Wuhu performs all phases of the production and sales process, except that it outsources mineral extraction to a third party. Zinc sales, which accounted for approximately 80%, 58% and 10% of Wuhu’s revenues in 2006, 2007 and 2008, respectively, were made to a single customer. The sole customer is not obligated to purchase zinc from Wuhu. Wuhu recently acquired exploration right to a third mine – the Si Chong Mine – where preliminary exploration is presently being conducted.

Since the reverse acquisition of Feishang Mining in 2006, we have actively sought investment opportunities in the Chinese metals and mining business. Our core strategy is to expand our business to include exploration, mining, ore processing and smelting of non-ferrous metals and coal mining.

During 2007, we established Hainan Nonferrous Metal as a joint venture company, of which we and our nominee collectively own a 48% equity interest. Hainan Nonferrous Metal engages in the exploration, development, mining and sale of nonferrous metal in Hainan Province and other regions in the PRC. During the year ended

December 31, 2007, Hainan Nonferrous Metal entered into various agreements to acquire exploration rights to 12 mines for a total purchase price of RMB33 million (US$4,833,000).

In January 2008, we acquired a 45% equity interest in Guangdong Longchuan and a 45% interest in the exploration rights covering Jinshizhang Mine in Guangdong Province, the PRC, for an aggregate purchase price of RMB38,896,000 (US$5,697,000).

In March 2008, we acquired a 100% equity interest in Mark Faith and its subsidiary, Feishang Copper, which principally engages in the smelting of copper concentrates to produce blister copper in Inner Mongolia, the PRC. In December 2008, we disposed of 40% of our equity interest in Mark Faith to a strategic investor for consideration of US$14,000,000.

In March 2008, we formed China Coal as a wholly-owned subsidiary to engage in the exploration and exploitation of coal mines in the PRC. Pursuant to an internal group restructuring, China Coal currently wholly owns Yangpu Lianzhong.

In January 2009, we completed the acquisition of Newhold. Newhold indirectly holds a 70% equity interest in Guizhou Yongfu which in turns owns mining rights to Yongsheng Coal Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou province, the PRC.

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

Discontinued Operations

On July 31, 2006, the Company disposed of its 100% equity interest in iSense to the director and former shareholder of iSense for consideration of RMB2,060,000 (US$302,000). On October 3, 2006, the Company consummated the sale of its 100% equity interest in HARC to an unaffiliated third party for total consideration of RMB30,900,000 (US$4,526,000). The Company recognized a loss of approximately RMB11,901,000 (US$1,743,000) from the dispositions which were recorded in fiscal 2006. Revenues from discontinued iSense operations were RMB189,000 (US$28,000) for the year ended December 31, 2006. Revenues from discontinued HARC operations were RMB117,000 (US$17,000) for the year ended December 31 2006. Loss before income taxes for discontinued iSense operations was RMB271,000 (US$40,000) for the year ended December 31, 2006. Loss before income taxes from discontinued HARC operations was RMB659,000 (US$97,000) for the year ended December 31, 2006.

A.

Operating Results

Sales and Gross Profit

The Company’s total sales for the year ended December 31, 2008 increased by RMB720.12 million (US$105.47 million), or 571.70% to RMB846.08 million (US$123.92 million) from RMB125.96 million (US$18.45 million), as compared to year ended December 31 2007. The increase was mainly attributable to the inclusion of sales of Mark Faith since March 2008. Mark Faith alone contributed RMB771.37 million (US$112.87 million), or 91.17% of the total sales, while sales in Wuhu were RMB74.71 million (US$10.94 million), or approximately 8.83% of total sales, representing a decrease of RMB51.25 million (US$7.51 million), or 40.68% as compared to the same period in 2007. Prior to the acquisition of Mark Faith in March 2008, zinc was the primary source of the Company’s revenues, which accounted for 80% and 59% of the Company’s sales for the years 2006 and 2007.

Sales generated from our Wuhu’s operation consisted of zinc concentrates, iron concentrates and micaceous iron oxide-grey. Sales of zinc concentrates decreased by RMB66.67 million (US$9.77 million), or 90.12%, from RMB73.98 million (US$10.84 million) in 2007 to RMB7.31 million (US$1.07 million) in 2008. The drop was primarily due to the decrease in our zinc sales volume, combined with a slump in the average selling price of zinc in 2008. In 2008, we sold 907 tons of zinc, representing a decrease of 3,206 tons, or 77.95%, from 4,113 tons in 2007. The decrease was primarily due to drop in zinc ore grade from 4.38% in 2007 to 1.03% in 2008.  This was caused by variations in the zinc content and ore grades of the Yang Chong Mine at different underground levels and locations in the mining area. The selling price of zinc in 2008 was decreased by RMB9,815.65 (US$1,437.63), or 54.92%, from RMB17,872.65 (US$2,617.67) in 2007 to RMB8,057.00 (US$1,180.04) in 2008, which resulted from the impact of global financial turmoil since the fourth quarter of 2008 which led to a dramatic decrease in nearly all the commodity prices.

Sales of iron concentrates increased by RMB16.73 million (US$2.45 million), or 35.83%, from RMB46.66 million (US$6.83 million) in 2007 to RMB63.39 million (US$9.28 million) in 2008. The rise was primarily attributable to an increase in the average selling price of iron in 2008. We sold 53,888 tons of iron in 2008, representing a decrease of 1,075 tons, or 1.95%, from 54,963 tons in 2007, which was partly offset by an increase in average selling price of iron. However, the average selling price of iron increased by RMB327.01 (US$47.89) per ton from RMB848.99 (US$124.34) in 2007 to RMB1,176.00 (US$172.23) in 2008.

Sales of micaceous iron oxide-grey decreased by RMB0.21 million (US$0.03 million), or 8.13%, from RMB2.58 million (US$0.38 million) in 2007 to RMB2.37 million (US$0.35 million) in 2008. The drop was primarily due to a decrease in sales volume of micaceous iron oxide-grey which was partly offset by an increase in the average selling price of micaceous iron oxide-grey. We sold 1,099 tons of micaceous iron oxide-grey in 2008, representing a decrease of 894 tons, or 44.85% from 1,993 tons in 2007, which was primarily due to the lower ore grade. The average selling price of micaceous iron oxide-grey increased by RMB861.43 (US$126.17), or 66.49%, from RMB1,295.57 (US$189.75) in 2007 to RMB2,157.00 (US$315.92) in 2008.

Sales generated from our Feishang Copper’s operation consisted of (a) primary products, including copper blister and sulfuric acid, and (b) by-products, including gold, silver, etc. We sold 13,895.28 tons of blister copper, 63,255.81 tons of sulfuric acid, 123.84 kg of gold, and 12,978.76 kg of silver for the ten months ended December 31, 2008 (the “Post Acquisition Period”). Our sales during the Post Acquisition Period were RMB613.92 million (US$89.92 million) for copper blister, RMB37.73 million (US$5.53 million) for sulfuric acid, RMB20.45 million (US$2.99 million) for gold, and RMB33.34 million (US$4.88 million) for silver.

The Company’s gross profit for the year ended December 31, 2008 decreased to RMB55.23 million (US$8.09), compared to RMB87.42 million (US$12.80 million) for the year ended December 31, 2007, with a gross profit margin of 6.53% as compared to a gross profit margin of 69.40% for the year ended December 31, 2007. Gross profit decreased approximately RMB32.19 million (US$4.71 million), or 36.83%, primarily due to a change in the Company’s product mix, which shifted away from the higher profit margin mining and ore processing business to the less profitable copper smelting business. The gross profit margin in Wuhu was 48.87% for the year ended December 31, 2008, whereas that of our copper products for the Post Acquisition Period was 2.33%.

The gross profit on sales of zinc for the year ended December 31, 2008 was RMB1.57 million (US$0.23 million), approximately 21.53% of Wuhu’s zinc sales, compared to RMB60.47 million (US$8.86 million), or 81.74% of Wuhu’s zinc sales for the same period in 2007. The decrease in gross profit was primarily due to a lower volume of sales caused by a decrease in zinc ore grade, and a lower average selling price during 2008 caused by an unexpected drop in commodity price.

The gross profit on sales of iron for the year ended December 31, 2008 was RMB34.98 million (US$5.12 million), or approximately 55.18% of Wuhu’s iron sales, compared to RMB24.46 million (US$3.58 million), or 52.42% of Wuhu’s iron sales for the same period in 2007. The increase in gross profit was primarily caused by a slight increase in sales volume and average selling price during 2008.

Wuhu recorded a gross loss of RMB0.37 million (US$0.05 million) on sales of micaceous iron oxide-grey for the year ended December 31, 2008, as compared to a gross profit of RMB0.17 million (US$0.02 million) for the same period in 2007. The loss was caused by a drop in sales volume and increase in the cost of raw materials purchased.

Sales for the year ended December 31, 2007 decreased by RMB19.43 million (US$2.84 million), or 13% to RMB125.96 million (US$18.45 million) from RMB145.39 million (US$21.29 million) for the year ended December 31, 2006. The decrease was mainly due to (a) a drop in the sales volume of zinc by 34% as actual zinc mined was 38% lower, and (b) a decrease in the average selling price of zinc by 4% during the current year; partly offset by an increase in sales volume of iron and micaceous iron oxide-grey by 21% and 82%, respectively, and an increase in the average selling prices of iron and micaceous iron oxide-grey by 42% and 1% respectively.

The gross profit margin for the year ended December 31, 2007 was 69%, compared to 75% for the year ended December 31, 2006. The decrease was due to the drop in the selling price and sales volume of zinc, and the increase in subcontracting charges during the fiscal year 2007.

Revenue for sales of all products is recognized when title passes to the customer in accordance with the relevant sales agreement, generally upon product acceptance by the customer.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) are mainly comprised of salaries and staff welfare expenses, contribution to retirement fund, utilities, depreciation expenses, amortization expense for mining right and impairment of exploration right, legal and professional fees, travel and entertainment expenses and office expenses. SG&A expenses in 2008 increased by RMB26.21 million (US$3.84 million) or 49.92% to RMB78.71 million (US$11.53 million) from RMB52.50 million (US$7.69 million) in 2007. The significant increase in 2008 was primarily due to the inclusion of SG&A for Feishang Copper for the Post Acquisition Period, in the amount of approximately RMB30.30 million (US$4.44 million), which was partly offset by a decrease of RMB12.97 million (US$1.90 million) in share-based employee compensation expense. Excluding the above factors, SG&A expense for Wuhu in 2008 increased by RMB6.86 million (US$1.00 million), or 82.35% to RMB15.19 million (US$2.22 million) from RMB8.33 million (US$1.22 million) in 2007. The increase was primarily attributable to (a) an increase in depletion of mining rights by approximately RMB5.38 million (US$0.79 million); (b) an increase in impairment of exploration rights by RMB0.23 million (US$0.03 million) and (c) an increase in labor cost by RMB0.6 million (US$0.07 million) caused by the impact of the adoption of the new Labor Contract Law in the PRC since January 1, 2008.

SG&A expenses for the year ended December 31, 2007 increased by RMB38.33 million (US$5.61 million) or 270% to RMB52.50 million (US$7.69 million) from RMB14.17 million (US$2.08 million) for the year ended December 31, 2006. The significant increase was primarily due to the share-based compensation expense of RMB39.00 million (US$5.71 million), representing the estimated fair value of 2,300,000 stock options granted to officers, directors and key employees of the Company during 2007. Excluding the share-based compensation expense, SG&A expense decreased by approximately 5% in 2007 which was primarily attributable to the decrease in transportation expenses by approximately RMB0.8 million (US$0.12 million).

Other Income/ (Expenses), Net

Other income for the year ended December 31, 2008 increased by RMB106.06 million (US$15.53 million) to RMB107.92 million (US$15.81 million) from RMB1.86 million (US$0.27 million) for the year ended December 31, 2007. The increase was primarily due to (a) gain on derivative assets amounting to RMB25.83 million (US$3.78 million) from the Mark Faith business; (b) gain on the disposition of a 40% stake in Mark Faith amounting to RMB78.88 million (US$11.55 million); and (c) copper processing income generated by Mark Faith business amounting to RMB11.26 million (US$1.65 million), which was partly offset by (d) an decrease of interests income amounting to RMB0.26 million (US$0.04 million), resulting from a drop in interest-bearing bank balances in 2008; (e) an increase in share of loss attributable to investment in unconsolidated investees amounting to RMB7.54 million (US$1.10 million) caused by the full year depletion of exploration costs and impairment of exploration rights owned by Hainan Nonferrous Metal and Guangdong Longchuan in 2008; (f) interest paid for capital lease obligations amounting to RMB1.84 million (US$0.27 million), arising from the Mark Faith business; and (g) foreign currency transaction loss amounted to RMB0.85 million (US$0.12 million), arising from the Mark Faith business.

Other income for the year ended December 31, 2007 decreased by RMB3.97 million (US$0.58 million) to RMB1.86 million (US$0.27 million) from RMB5.83 million (US$0.85 million) for the year ended December 31, 2006. The decrease was primarily attributable to (a) net gain on sale of marketable securities in 2006 amounting to RMB5.01 million (US$0.73 million), which was a one-time, non-occurring event; and (b) loss attributable to investment in unconsolidated investees in 2007 amounting to RMB2.15 million (US$0.31 million), which was partly offset by an increase of RMB3.62 million (US$0.53 million) in interest income caused by a rise of interest-bearing bank balance arising from the private placement and exercise of employees’ stock options.

Discontinued Operations

No discontinued operation was recorded for the years ended December 31, 2007 and 2008.

Discontinued operations for the year ended December 31, 2006 consisted of a loss on disposal of iSense and HARC of RMB11.9 million (US$1.74 million).

Income Taxes

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies since January 1, 2008.

The Company’s subsidiaries in the PRC were subject to PRC preferential income tax rate applicable to foreign investment enterprises in Wuhu of 15% for the years ended December 31, 2006 and 2007.

Net Income

As a result of the foregoing, net income increased by RMB51.29 million (US$7.51 million) from RMB24.74 million (US$3.62 million) for the year ended December 31, 2007 to RMB76.03 million (US$11.14 million) for the year ended December 31, 2008. The increase was mainly attributable to the RMB78.88 million (US$11.55 million) gain arising from the disposition of a 40% equity interest in Mark Faith, partly offset by the RMB32.19 million (US$4.71 million) decrease in gross profits.

Net income decreased by RMB47.81 million (US$7.00 million) from RMB72.55 million (US$10.63 million) for the year ended December 31, 2006 to RMB24.74 million (US$3.62 million) for the year ended December 31, 2007. The decrease was primarily due to (a) the share share-based compensation expense of RMB39.00 million (US$5.71 million), representing the estimated fair value of 2,300,000 stock options granted to officers, directors and key employees of the Company during 2007; (b) the decrease in sales volume and selling price of zinc by 34% and 4%, respectively, and (c) the decrease in other income, which was partly offset by the increase in interest income.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash, the proceeds from placement of shares in 2007 and long-term bank loans.

On February 2, 2009, Guizhou Yongfu, an indirect 70%-owned subsidiary of the Company, entered into a bank financing agreement to fund construction and development of the Yongsheng Coal Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, in the PRC. Guizhou Yongfu owns the mining rights to the Yongsheng Coal Mine. The RMB 200 million (US$29.29 million) long-term loan is being provided by the Chongqing Branch of China Minsheng Banking Corp. Ltd. The loan is to be paid in annual installments of principal commencing in 2013 and terminating in 2017. The loan bears interest, payable quarterly commencing June 21, 2009, at an annual rate equal to 30% above the over-5-year base lending rate stipulated by The People’s Bank of China from time to time (currently 5.94% per annum, resulting in a current annual interest rate of 7.722% per annum). The loan is also secured by Guizhou Yongfu’s mining permit covering the mine, and payment of the loan is guaranteed by Pingxiang Iron & Steel Co. Ltd., a related company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of China Natural Resources. Guizhou Yongfu drew down RMB 100 million (US$14.65 million) of the loan in April 2009. The RMB100 million (US$14.65 million) balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be in December 2009. The Yongsheng Coal Mine is not yet operational. The estimated cost of mine construction and development is approximately RMB360 million to RMB400 million (approximately US$52.73 million to US$58.58 million). Guizhou Yongfu intends to finance the balance of the estimated construction costs through a combination of internally generated funds and additional third-party loans.

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. We pay our corporate expenses in either Hong Kong dollars or US dollars. Conversion of Renminbi is strictly regulated by the Chinese Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the SAFE but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investment and capital contribution. These transactions must be approved by SAFE.

As of December 31, 2008, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	RMB Equivalent	US$ Equivalent
RMB98,709	98,709	14,457
HK$14,756	12,991	1,903
US$1,346	9,188	1,346
Total	120,888	17,706

The Company’s cash in HK$ and US$ were mainly generated from our financing activities including proceeds from the placement of shares, and proceeds from the exercise of employees’ stock options and warrants.  The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate any profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

The following table sets forth the Company’s cash flow for each of the three years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,
	2006	2007	2008
	(RMB'000)	(RMB'000)	(RMB'000)
Cash at beginning of year	41,202	136,991	483,689
Net cash provided by operating activities	103,175	62,727	68,978
Net cash (used in) investing activities	12,004	(56,536)	(477,883)
Net cash provided by/ (used in) financing activities	(18,010)	353,540	65,787
Net increase/ (decrease) in cash	97,169	359,731	(343,118)
Effect of exchange rate changes on cash	(1,380)	(13,033)	(19,683)
Cash at end of year	136,991	483,689	120,888

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Year Ended December 31,
	2006	2007	2008
Current ratio	3.28x	13.28x	4.06x
Working capital	99,673,000	475,118,000	293,478,000
Ratio of long-term debt to total shareholders’ equity	0.05x	0.02x	0.03x

The Company’s net cash inflow from operating activities of RMB68.98 million (US$10.10 million) in 2008 consisted of (a) operating cash flows before movements in working capital of RMB24.59 million (US$3.60 million) comprising RMB76.03 million (US$11.14 million) as profit before income tax which was adjusted by share-base compensation, share of results from unconsolidated investees, depreciation of property, plant and equipment, income on investment, depletion of mining rights and impairment of exploration rights, net realizable value provision of inventory, as well as fair value change on financial instruments amounting to RMB31.64 million (US$4.63 million); (b) a decrease of RMB92.91 million (US$13.61 million) in inventory, trade receivable and bill receivable, and other receivables and prepaid expenses; and (c) an increase of RMB16.0 million (US$2.34 million) in other payables, advances from customers and long-term payables. The increase in operating cash inflow was partly offset by a decrease of RMB84.31 million (US$12.35 million) in trade payables, accrued liabilities, tax payable and deferred expense.

Net cash provided by operating activities was RMB103.18 million (US$15.11 million) and RMB62.73 million (US$9.19 million) in 2006 and 2007, respectively. Net cash flows from the Company's operating activities are attributable to the Company’s income and changes in working capital.

The Company had net cash outflow for investing activities of RMB477.88 million (US$69.99 million) in 2008. Net cash used in the Company’s investing activities in 2008 was mainly attributable to (a) loan repayment of RMB376.83 million (US$55.19 million) to related companies; (b) deposit payments of RMB118.35 million (US$17.33 million) for the acquisitions of the two coal mine projects; (c) the expenditure of approximately RMB4.67 million (US$0.68 million) for property, plant and equipment; (d) our investment in a newly unconsolidated investee of RMB 0.90 million (US$0.13 million); (e) a loan of RMB39.80 million (US$5.83 million) to Guangdong

Longchuan, an unconsolidated investee, for its acquisition of exploration rights and working capital; and (f) an increase in financial instrument held for trading of RMB5.00 million (US$0.73 million). The increase in net cash used in investing activities was partially offset by (g) net cash receipt of RMB14.69 million (US$2.15 million) on acquisition of Mark Faith; (h) realized gain of RMB30.32 million (US$2.98 million) from investment in financial instrument; (i) an advance of RMB1.65 million (US$0.24 million) from related companies; and (j) repayment of RMB21.00 million (US$3.08 million) from related companies.

Net cash provided by/ (used in) investing activities was RMB12.00 million (US$1.76 million) and (RMB56.54 million) (US$8.28 million) in 2006 and 2007, respectively. Net cash provided by investing activities in 2006 was mainly attributable to net proceeds from the disposal of subsidiaries, partly offset by repayments to a director and to related companies. Net cash used in the Company’s investing activities in 2007 was mainly attributable to investment in an unconsolidated investee, Hainan Nonferrous Metal.

Net cash provided by financing activities was RMB65.79 million (US$9.64 million) in 2008. This was primarily attributable to the cash received on the exercise of options and warrants amounting to RMB75.03 million (US$10.99 million); which was partially offset by the RMB9.24 million (US$1.35 million) principal repayment by Mark Faith under the capital lease obligation.

Net cash used in financing activities was RMB18.01 million (US$2.64 million) and provided RMB353.54 million (US$51.78 million) in fiscal 2006 and 2007, respectively. Net cash used in the Company’s financing activities in 2006 were mainly attributable to dividends paid of RMB18.00 million (US$2.64 million). Net cash from the Company’s financing activities in 2007 were mainly attributable to proceeds from the placement of shares and proceeds from the exercise of employees’ stock options.

As of December 31, 2008, the Company had capital commitments of approximately RMB341.40 million (US$50 million), representing the balance of the purchase price of our proposed acquisition of Pineboom and Newhold. In January 2009, the Company paid RMB218.5 million (US$32 million) at the closing of Newhold acquisition.

The share-based compensation expense in 2008, arising from the grant of option to the Chairman and CEO to purchase 1,000,000 Company’s common shares, amounted to RMB26.02 million (US$3.81 million). It did not have any impact on the Company’s cashflow as it represented the fair value of the stock options granted to officers, directors and key employees without cash outlay. In January 2007, the Company also granted options to an officer to purchase 2,300,000 Company’s Common Shares. Similarly, this would not reduce the Company’s cashflow in 2007.

Except as disclosed above, there have been no significant changes in the financial condition and liquidity during the years ended December 31, 2006, 2007 and 2008. The Company believes that its internally generated funds and bank loan will be sufficient to satisfy its anticipated working capital and mine construction needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures during 2009 or 2010 in the event of additional acquisitions. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations. The use of our securities in this manner may be dilutive to shareholders.

C.

Research and development, patents and licenses, etc.

The Company did not incur any significant amounts on company-sponsored research and development activities during each of the last three fiscal years.

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

Prior to the commencement of commercial operations of Guizhou Yongfu, it is believed that the copper smelting business of Feishang Copper would replace mining activities as the primary contributor to the Company’s turnover. While the Company witnessed a downward trend in all commodity prices since the second half of 2008, management is cautiously optimistic for a recovery of the PRC economy following the unveiling of a RMB 4 trillion stimulus package for ten sectors, although it is difficult to predict the demand for and the future price trend of copper, iron, zinc, etc. These uncertainties may have an impact on the future operating results and the financial condition of the Company

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

As of December 31, 2008, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

	Payments due by period
Contractual Obligations as at December 31, 2008	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Purchase Obligations (note)	341,385	341,385	—	—	—
Capital Lease Obligations	20,757	9,977	10,780	—	—
Operating Lease Obligations	1,604	1,080	524	—	—
Total	363,746	352,442	11,304	—	—

Note: As of December 31, 2008, the Company has capital commitments of approximately RMB341.40 million (US$50 million), representing the balance of purchase price of our proposed acquisitions of Pineboom and Newhold.

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

Revenue recognition

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on terms of the sales contract, generally upon delivery and acceptance of product by the customer.

Shipping and handling costs incurred are recorded as cost of sales. Amounts billed to customers for shipping and handling are classified as sales.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred.    Depreciation is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life.

The Company has determined that its mining rights are mineral rights, and accordingly they are classified as property and equipment. Mining rights are stated at cost less accumulated amortization and any impairment losses. The mining rights are amortized based on actual units of production over the estimated reserves of the mines, not to exceed 20 years. The weighted average remaining amortization period for these reserves is five years as of December 31, 2008. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past, and therefore, believes that assigned lives are appropriate.

The mines in which we have acquired mineral rights are the subject of geological surveys performed by licensed valuers in the PRC in conformity with procedures and protocols in the PRC. While these procedures and protocols are different from the procedures and protocols generally recognized in the United States, they are, with respect to certain of our mining properties, sufficient to support the existence of “probable” reserves. However, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable, and the economic value of ore reserves may be adversely affected by price fluctuations in the metal market, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction. In addition, if the assumptions upon which our estimates of “probable” reserves are based prove to be inaccurate, there may not be sufficient mineral deposits at our properties to allow us to extract minerals at current levels for the duration of our mining rights. If we are unable to extract minerals at the current rate and for the full duration of our mineral rights, our revenues, profitability and, possibly, the market price for our shares may suffer.

We are also engaged in mineral exploration activities at certain mining properties for which feasibility studies have not yet been performed. As to these properties, we are unable to provide any estimates of “proven” or “probable” reserves and there is no assurance that any or all of these properties will prove to contain sufficient mineral deposits to justify further exploration activities.

The Company reviews and evaluates its long-lived assets including property, machinery and mining assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable metals, corresponding expected commodity prices (considering current and historical prices, price trends and related factors), production levels and operating costs of production and capital, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company’s estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable metals prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

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

Recently issued accounting pronouncements

In June 2008, the Financial Accounting Standards Board (“FASB”) issued EITF Issue No. 07-5 (“EITF 07-5”), Determining whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock. EITF No. 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company's own stock and (b) classified in stockholders' equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the SFAS No. 133 paragraph 11(a) scope exception. The adoption of EITF 07-5 is not anticipated to materially impact the Company's consolidated financial statements.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 141 (R), Business Combinations (“SFAS 141 (R)”) which becomes effective for fiscal periods beginning after December 15, 2008. SFAS No. 141 (R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition date fair values of the identifiable assets acquired, liabilities assumed, and any non-controlling interests in the acquiree. In the case of a bargain purchase the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. The adoption of this statement will have an impact on the Company’s accounting for its business combinations subsequent to December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS 160”) which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The statement also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest with disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Because there are noncontrolling interests in certain of the Company’s subsidiaries, the presentation of the Company’s consolidated financial statements will change on January 1, 2009 in order to conform with SFAS No.160.

SFAS No. 157 “Fair Value Measurement” (“SFAS157”) was effective for the Company on January 1, 2008. The adoption of SFAS 157 did not have any impact on the amounts reported for financial assets and liabilities in Company’s 2008 consolidated financial statements. In February 2008, the FASB issued Staff Position FAS 157-2, which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS 157. Examples of items to which the deferral applies include the following:

•

Nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods (nonrecurring fair value measurements).

•

Reporting units measured at fair value in the first step of a goodwill impairment test (measured at fair value on a recurring basis, but not necessarily recognized or disclosed in the financial statements at fair value).

•

Nonfinancial assets and nonfinancial liabilities measured at fair value in the second step of a goodwill impairment test (measured at fair value on a nonrecurring basis to determine the amount of goodwill impairment, but not necessarily recognized or disclosed in the financial statements at fair value).

•

Nonfinancial long-lived assets (asset groups) measured at fair value for an impairment assessment (nonrecurring fair value measurements).

•

Nonfinancial liabilities for exit or disposal activities initially measured at fair value (nonrecurring fair value measurements).

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

Name	Age	Position

Li Feilie	42	Chairman of the Board of Directors and Chief Executive Officer
Tam Cheuk Ho	46	Director and Executive Vice President
Wong Wah On Edward	45	Director, Chief Financial Officer and Secretary
Lam Kwan Sing	39	Non-employee Director
Ng Kin Sing	46	Non-employee Director
Yip Wing Hang	42	Non-employee Director

Mr. Li Feilie was appointed as a director, Chief Executive Officer, Chairman of the Board on February 3, 2006 following the consummation of the acquisition of Feishang Mining. Mr. Li has served as a director of Feishang Mining since September 2004. Mr. Li served as the Chairman of Wuhu from June 2002 to June 2004. Mr. Li has been the chairman of Shenzhen Feishang Industrial Development Co. Ltd., Wuhu Feishang Industry Development Co. Ltd. and Wuhu Port Co. Ltd., companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He has also served as director of Pingxiang Iron & Steel Co. Ltd. since July 2003. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from the Economic Department of Peking University and was awarded a Master’s degree from the Graduate School of Peking University.

Mr. Tam Cheuk Ho has served as a director of CHNR since December 23, 1993, and as its Chief Financial Officer since November 22, 2004. He served as the Chief Financial Officer and a director of China Resources from December 2, 1994 until completion of the Redomicile Merger. On January 2, 2008, Mr. Tam was promoted to the office of Executive Vice President and, in connection therewith, resigned his position as Chief Financial Officer. From July 1984 through January 1992, he worked as Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992, as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December, 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong.

Mr. Wong Wah On Edward has been a director of CHNR since January 25, 1999, its Secretary since February 1, 1999 and as Financial Controller since November 22, 2004.  He served as Corporate Secretary, Financial Controller and a director of China Resources from December 30, 1997 until completion of the Redomicile Merger. On January 2, 2008, Mr. Wong was promoted to the office of Chief Financial Officer and, in connection therewith, resigned his position as Financial Controller. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate of the Hong Kong Institute of Chartered Secretaries.  He is also a certified public accountant (practicing) in Hong Kong.

Mr. Lam Kwan Sing has been a director and a member of CHNR’s audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from March 20, 2003 until completion of the Redomicile Merger. From May 2008 to present, Mr. Lam has been the executive director of Neo-China land Group (Holdings) Limited, a Hong Kong listed company, where he is responsible for the overall corporate finance operations. In 2007, Mr. Lam served as the executive director of Forefront Group, a Hong Kong listed company. From 2002 to 2006, Mr. Lam served as the executive director of New Times Group Holdings Limited, a Hong Kong listed company. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Mr. Ng Kin Sing has been a director and a member of CHNR’s audit committee since November 22, 2004. He served as a director and a member of the Audit Committee of China Resources from February 1, 1999 until completion of the Redomicile Merger. From April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a private securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Mr. Yip Wing Hang has been a director and a member of CHNR’s audit committee since June 26, 2006. From February 2002 to present, Mr. Yip has been the marketing director of Hantec Investment Consultant Limited responsible for the wealth management business. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. My. Yip holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

The following table sets forth the senior management of Wuhu and Feishang Copper, and their ages and positions with Feishang Mining and Wuhu:

Name	Age	Position

Tang Mian	46	Director and General Manager of Wuhu
Wang Genyin Yi Guangjing	60 61	Chairman of Feishang Copper Chairman of Guizhou Yongfu

Mr. Tang Mian has been the Director and General Manager of Wuhu since its incorporation in June 2002. From September 1996 to June 2002, he was the manager of Anhui Fanchang Zinc and Iron Mine, the predecessor of Wuhu. Mr. Tang holds a master’s degree in business administration from Nanjing University, the PRC, and an associate’s degree in chemical education form Wuhu Normal College, the PRC.

Mr. Wang Genyin has been the Chairman of the Board of Feishang Copper since February 2005. From August 2004 to February 2005, Mr. Wang was the chief scientist and chief supervisor of nonferrous metal projects of Shanghai Alison Group Co. Ltd. He joined Chizhou Nonferrous Company in January 1971 as vice plant manager, and worked there until August 2004, at which time he served as chairman of the board and general manager. Mr. Wang graduated from the Department of Electrical Technology of Hefei University of Technology.

Mr. Yi Guangjing, 61, is the Chairman of Guizhou Yongfu since April 2009. Mr. Yi has been a member of Communist Party since May 1966. Mr. Yi graduated from the Coal Mining School of Shandong Mining College with a bachelor’s degree. He is also a senior engineer. Mr. Yi was the Mine Manager of Yinggangling coal mine from August 1970 to July 1984; and served as General Director of the Coal Mining Industry Department of Jiangxi Province from June 1996 to December 2000. His last employment was with Jiangxi Coal Group of which Mr. Yi was the General Manager and Communist Party Secretary from January 2001 to August 2008.

There are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management.

B.

Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2008, to each of the individuals identified in Item 6(A) above.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/share)	Expiration date

Li Feilie	—	1,000,000	$22.64	January 7, 2011
Tam Cheuk Ho*	$92,308	—	—	—
Wong Wah On Edward*	$69,231	—	—	—
Lam Kwan Sing	$7,692	—	—	—
Ng Kin Sing	$7,692	—	—	—
Yip Wing Hang	$7,692	—	—	—
Tang Mian	$16,531	—	—	—
Wang Genyin	—	—	—	—
Yi Guangjing	—	—	—	—
——————— * Represents amounts received under prior Service Agreement.

Effective October 1, 2008, we entered into Service Agreements with each of Li Feilie, our Chairman and Chief Executive Officer, Tam Cheuk Ho, our Executive Vice President, and Wong Wah On Edward, our Chief Financial Officer. Each of the Agreements contains customary provisions to protect our confidential information and trade secrets and, in addition, provides that:

•

the initial term of the Service Agreement will be three years and shall continue thereafter unless and until terminated by a party on not less than three months’ notice;

•

the executive will serve as an executive officer of the Company in such capacity and with such responsibilities as are determined by the Board of Directors;

•

we are to compensate the executive with an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee;

•

the executive’s annual fee will be reviewed annually by the Compensation Committee and may be adjusted in the discretion of the Committee with the approval of the Board of Directors;

•

the Service Agreement may be terminated in the event of the death or incapacity of the executive or upon the occurrence of other customary grounds for termination;

•

for two years following expiration of the Agreement, the executive may not compete with the business of the Company in the PRC, or solicit employees or customers of the Company;

•

the executive be indemnified for liabilities incurred in good faith during the course of the performance of his services to the Company;

•

the executive serve on our Board of Directors if requested to do so by the Board, without additional consideration; and

•

the executive be reimbursed for reasonable expenses incurred in the performance of his responsibilities under the Agreement.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2008:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2003 Equity Compensation Plan	1,600,000	$17.34	624,683
Equity compensation plans not approved by security holders	0	N/A	0
Total	1,600,000	$17.34	624,683

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

During the year ended December 31 2006, no awards were made under the 2003 Plan. During the years ended December 31, 2007 and 2008, the Board of Directors granted options to certain employees and officers to purchase 2,300,000 shares and 1,000,000 shares, respectively, of the Company’s Common Shares. A total of 624,683 shares were available for grant as of December 31, 2008. The 2003 Plan terminates on December 18, 2013.

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

At the annual meeting of members in 2008, Messrs. Li Feilie and Ng Kin Sing were elected to serve as Class I Directors until immediately following the annual meeting to be held in 2011 and until their successors have been duly elected and qualified. Messrs. Tam Cheuk Ho and Wong Wah On Edward serve as Class III Directors until immediately following the annual meeting to be held in 2010 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II Directors until immediately following the annual meeting to be held in 2009 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing, Yip Wing Hang and Ng Kin Sing are “independent” directors as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 4200(a)(15). We are not required to maintain a board of directors consisting of a majority of “independent” directors based upon an exemption from NASDAQ requirements applicable to foreign private issuers.

Our officers are elected annually at the Board of Directors meeting following each annual meeting of members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal, and the terms of applicable employment agreements.

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000 (US$641). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending Board and Committee meetings. During the fiscal year ended December 31, 2008, no long-term incentive plans or pension plans were in effect with respect to any of the Company's officers, directors or employees.

Audit Committee

Our Board of Directors has established an audit committee that operates pursuant to a written charter. Our audit committee, whose members currently consists of Yip Wing Hang, Lam Kwan Sing and Ng Kin Sing, is principally responsible for ensuring the accuracy and effectiveness of the annual audit of the financial statements. The duties of the Audit Committee include, but are not limited to:

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

•

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

•

related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

•

we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 4350.

D.

Employees

The following table sets out the number of employees with contracts at the end of each of the past three financial years, including their principal category of activity and geographic location.

		Years ended December 31,
		2008	2007	2006

Hong Kong	Accounting, administration and management	6	5	5
	Advertising and promotion	—	—	—
	Others	—	1	1
		6	6	6

The PRC	Accounting, administration and management	90	14	14
	Sales and quality inspection	62	27	27
	Purchasing and supplies	27	14	14
	Production	594	292	294
	Cashier	2	1	1
	Others	51	27	27
		826	375	377

Total		832	381	383

A.

Share Ownership

The following table sets forth, as of June 18, 2009, the share ownership of the Company’s Common Shares by each of our directors and executive officers.

As of June 18, 2009, there were 21,123,416 Common Shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	15,780,593	(1)	68.2%
Tam Cheuk Ho	281,926	(2)	1.3%
Wong Wah On Edward	400,000	(3)	1.9%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Tang Mian	—		—
Wang Genyin	—		—
Yi Guangjing	—		—
Officers and directors as a group (9 persons)	16,462,519	(4)	71.4%

———————

(1)

Consists of (a) 13,480,593 outstanding Common Shares and 1,000,000 Common Shares issuable upon exercise of currently exercisable warrants held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding Common Shares and 1,000,000 Common Shares issuable upon exercise of currently exercisable options held by Mr. Li. The options are exercisable at $22.64 per share and expire on January 7, 2011. The warrants to purchase 1,000,000 shares are exercisable at $5.00 per share and expire on February 2, 2010.

(2)

Consists of 81,926 outstanding Common Shares and 200,000 Common Shares issuable upon exercise of currently exercisable options. The options are exercisable at $8.51 per share and expire on August 1, 2010.

(3)

Consists of 400,000 Common Shares issuable upon exercise of currently exercisable options. The options are exercisable at $8.51 per share and expire on August 1, 2010.

(4)

Consists of 13,862,519 outstanding Common Shares, 1,000,000 Common Shares issuable upon exercise of currently exercisable warrants and 1,600,000 shares issuable upon exercise of currently exercisable options (see notes 1, 2 and 3).

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth, as of June 18, 2009, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding Common Shares.

As of June 18, 2009, there were 21,123,416 Common Shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity.

The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	15,780,593	(1)	68.2%
Rosetta Stone Capital Limited	2,250,000	(2)	10.3%
Tim Cheer Investment Limited	1,087,500	(3)	5.1%
Lee Yip Investments Ltd.	1,050,000	(4)	4.9%
Hon Shun Ltd.	1,050,000	(5)	4.9%

———————

(1)

Consists of (a) 13,480,593 outstanding Common Shares and 1,000,000 Common Shares issuable upon exercise of currently exercisable warrants held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding Common Shares and 1,000,000 Common Shares issuable upon exercise of currently exercisable options held by Mr. Li. The options are exercisable at $22.64 per share and expire on January 7, 2011. The warrants to purchase 1,000,000 shares are exercisable at $5.00 per share and expire on February 2, 2010.

(2)

Consists of 1,500,000 outstanding Common Shares and 750,000 Common Shares issuable upon exercise of currently exercisable warrants at an exercise price of $10 per share. We are advised that Rosetta Stone Capital Limited is owned 32.5% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Smartmind Investments Limited and 3.33% by Mr. Yuen Kin Lo. Mr. Guozhong Xie is the sole director of Rosetta Stone Capital Limited, Ms. Pan Pan Hui is the sole shareholder and director of Keen View Investments Limited, Ms. Yi Mei Liu is a controlling shareholder and director of Sun Fortune Investments Limited and Ms. Yunxiao Zhao is the sole shareholder and director of Smartmind Investments Limited.

(3)

Consists of 725,000 outstanding Common Shares and 362,500 Common Shares issuable upon exercise of currently exercisable warrants at an exercise price of $10 per share. We are advised that Tim Cheer Investment Limited is wholly-owned by Cheung Yu Shum Jenkin and that Mr. Cheung is the sole officer and director of Tim Cheer Investment Limited.

(4)

Consists of 700,000 outstanding Common Shares and 350,000 Common Shares issuable upon exercise of currently exercisable warrants at an exercise price of $10 per share. We are advised that Lee Yip Investments Ltd. is wholly-owned by Tse Chi Kai Tilypse and that Mr. Tse is the sole officer and director of Lee Yip Investments Ltd.

(5)

Consists of 700,000 outstanding Common Shares and 350,000 Common Shares issuable upon exercise of currently exercisable warrants at an exercise price of $10 per share. We are advised that Hon Shun Ltd. is wholly-owned by Ng Kwok Kei Sammy and that Mr. Ng is the sole officer and director of Hon Shun Ltd.

As of December 31, 2008, our Common Shares were held of record by a total of 184 persons, of which 3,174,431 Common Shares were held of record by Cede & Co.

To our knowledge, there are no arrangements the operations of which may, at a subsequent date, result in a change in control of the Company.

B.

Related Party Transactions

Business Acquisitions

On February 3, 2006 the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining from Feishang Group, a British Virgin Islands company. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A, above.

On March 4, 2008, the Company acquired all of the issued and outstanding capital stock of Mark Faith Technology Development Limited, a Hong Kong company, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A, above.

On July 11, 2008, the Company entered into an agreement to acquire all of the issued and the outstanding capital stock of Pineboom Investment Limited (a BVI company) and its wholly-owned subsidiaries (collectively, the “Dayun Coal Mine”) and to assume the outstanding indebtedness of Dayun Coal Mine to Feishang Group, a related party, on the closing date. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The total purchase price is to be US$25 million, subject to adjustment. An initial deposit in the amount of US$7 million was paid to Feishang Group on July 25, 2008. The closing of this acquisition is expected to occur in mid 2009.

On January 12, 2009, the Company acquired all of the issued and outstanding capital stock of Newhold Investments Limited, a BVI company, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A, above.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2006 RMB	2007 RMB	2008 RMB
CHNR’s payment of its share of office rental to Anka
Consultants Limited (“Anka”) (1)	226,000	258,000	625,000
Sales from Feishang Copper to Wuhu Hengchang
Copper Smelting Co., Ltd. (“Wuhu Hengchang”) (2)	—	—	293,991,000
Sales from Yangpu Lianzhong to Wuhu Hengxin
Copper Group Co., Ltd. (“Wuhu Hengxin”) (2)	—	—	26,210,000
Sales from Feishang Copper to Wuhu Hengxin (2)	—	—	57,269,000
Sales from Feishang Copper to Hainan Non-ferrous Metal (2)	—	—	1,644,000
Capital lease interest (including RMB1 million fee) paid by
Feishang Copper to Jiangxi Haiji Leasing Co., Ltd. (“Jiangxi Haiji”) (3)	—	—	2,835,246

———————

(1)

On September 1, 2000, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, based upon which the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. On July 1, 2008, the Company and Anka entered into a new license agreement to replace the office sharing agreement. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day to day office administration provided by Anka. For the years ended December 31, 2006, 2007 and 2008, the Company paid its share of rental expense to Anka.

(2)

Amounts represent sales of blister copper, embedded gold in copper and embedded silver in copper.

(3)

During the period from March 4, 2008 to December 31, 2008, Feishang Copper paid RMB2,835,246 (US$415,000) capital lease interest (comprising RMB1,000,000 (US$146,000) capital lease fee) to Jiangxi Haiji, a related company, in respect of the capital lease of its certain machinery for RMB30,000,000 (US$4,394,000) for a term of three years commencing December 2007. The capital lease bears an interest rate of 7.59% per annum.

Receivables/ Payables with Related Parties

Loans with related companies are summarized as follows:

	As of December 31,
	2006 RMB	2007 RMB	2008 RMB
Receivables from related parties
Trade receivables
Wuhu Hengxin (1)	—	—	30,665,000
Wuhu Hengchang (2)	—	—	40,165,000
Advance to unconsolidated investee
Guangdong Longchuan (3)	—	—	39,290,000
Others
Jiangxi Haiji (4)	—	—	3,000,000
Feishang Group Limited (5)	—	—	2,101,000

Payables to related parties
Wuhu Feishang Non-metal Material Co Ltd (“WFNM”) (6)	3,444,000	1,197,000	406,000
Feishang Enterprise Group Limited (“Feishang Enterprise”) (7)	—	1,024,000	15,600,000
Wuhu Hengxin (8)	—	—	996,000
Shenzhen Xupu Investment Co. Ltd. (“Shenzhen Xupu”) (9)	—	—	1,261,000
Hainan Non-ferrous Metal (10)	—	—	53,000
Jiangxi Haiji (11)	—	—	20,757,000
Mr. Li Feilie (12)	8,594,000	—	—

———————

(1)

Receivable from Wuhu Hengxin owed to Yangpu Lianzhong, due from the sale of copper products. The maximum outstanding amount during the period from January 21, 2008 to December 31, 2008 was RMB30,665,000 (US$4,491,000).

(2)

Receivable from Wuhu Hengchang owed to Feishang Copper, due from the sale of copper products. The maximum outstanding amount during the period from March 4, 2008 to December 31, 2008 was RMB61,957,000 (US$9,074,000).

(3)

Receivable from Guangdong Longchuan owed to Yunnan Mining for its acquisition of exploration rights. The maximum outstanding amount during the period from January 17, 2008 to December 31, 2008 was RMB39,796,000 (US$5,829,000).

(4)

Receivable from Jiangxi Haiji owed to Feishang Copper, and represents a refundable deposit paid in connection with a capital lease.

(5)

Owed by Feishang Group to the Company and represents the refunded portion of the Mark Faith acquisition price. The maximum outstanding amount during the year ended December 31, 2008 was RMB2,101,000 (US$308,000). The amount owed was paid to CHNR in January 2009.

(6)

Represents payments made by Wuhu on behalf of WFNM and offset against amounts owed by Wuhu to WFNM.

(7)

Payable to Feishang Enterprise from Yunnan Mining for the acquisition of Guangdong Longchuan and the net amount of expenses paid by Feishang Enterprise on behalf of Yunnan Mining and certain other subsidiaries.

(8)

Payable to Wuhu Hengxin from Feishang Copper for the purchase of blister copper.

(9)

Payable to Shenzhen Xupu collectively by Feishang Management and Yangpu Lianzhong for expenses paid by Shenzhen Xupu on their behalf.

(10)

Payable to Hainan Non-ferrous Metal by Yangpu Lianzhong for expenses paid by Hainan Non-ferrous Metal on behalf of Yangpu Lianzhong.

(11)

Payable to Jiangxi Haiji of RMB20,757,000 (US$3,040,000) by in connection with a deposit paid in connection with a capital lease obligation for certain of its plant and machinery.

(12)

Owed by the Company to Mr. Li Feilie for advances made on behalf of the Company and expenses paid on behalf of the Company. During the year ended December 31, 2007, RMB8,594,000 (US$1,259,000) was repaid.

WFNM, Wuhu Hengchang, Wuhu Hengxin, Feishang Enterprise, Jiangxi Haiji, Shenzhen Xubu and Feishang Group are controlled by Mr. Li Feilie who is also an officer, director, and indirectly, the principal beneficial shareholder of the Company.

The capital lease obligation with Jiangxi Haiji for certain of its plant and machinery for a lease term of three years from December 2007 bore a capital lease interest at 7.59% per annum. The balances with the other related companies and director are unsecured, interest-free and are repayable on demand.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

Item 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2006, 2007, and 2008 are included herewith as Appendix A and are incorporated herein by reference.

We have no direct business operations, other than through the ownership of our subsidiaries. We have not paid any dividends on our Common Shares and we have no current intention of paying dividends in the foreseeable future, it being our intention to retain earnings to support the development of our business. However, should we, as a holding company, decide in the future to pay any dividends in the future, they will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictions imposed under PRC law.

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu, appropriations of net income as reflected in its statutory financial statements are to be allocated to each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, as determined by the resolution of the Board of Directors annually. Since the acquisition of CHNR by China Resources in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders. Prior to the acquisition of Feishang Mining, the Board of Directors of Wuhu declared and paid dividends of RMB44,005,000 and RMB38,462,000 on February 28, 2005 and January 27, 2006, respectively.

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

B.

Significant Changes

There have been no significant changes that have occurred since the date of the annual financial statements included in this report except as follows:

•

On January 12, 2009, the Company acquired all of the issued and outstanding capital stock of Newhold Investments Limited, a BVI company, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A, above.

•

On January 12, 2009, Feishang Group paid the Company US$308,000, representing a credit relating to the purchase price for the Company’s acquisition of the shares of Mark Faith.

•

On January 30, 2009, Feishang Group exercised warrants to purchase 1,500,000 Common Shares. The Company received gross proceeds of US$6,750,000.

Item 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the annual high and low last trade prices of our Common Shares as reported by The NASDAQ Stock Market for each of the five preceding fiscal years. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Fiscal Year ended:
December 31, 2008	$26.30	$7.99
December 31, 2007	44.26	6.84
December 31, 2006	18.02	3.50
December 31, 2005	7.49	2.88
December 31, 2004	13.37	3.30

The following table sets forth the high and low last trade prices of our Common Shares as reported by The Nasdaq Stock Market for each fiscal quarter of 2007 and 2008. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

2007 Fiscal Year, quarter ended:
March 31, 2007	$10.51	$ 6.84
June 30, 2007	8.56	7.01
September 30, 2007	14.56	7.77
December 31, 2007	44.26	15.71
2008 Fiscal Year, quarter ended:
March 31, 2008	$26.30	$16.14
June 30, 2008	24.89	16.55
September 30, 2008	19.01	13.89
December 31, 2008	13.79	7.99

The following table sets forth the monthly high and low last trade prices of our Common Shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this Report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Month ended:
May 31, 2009	$12.13	$10.01
April 30, 2009	9.99	8.82
March 31, 2009	9.82	8.90
February 28, 2009	9.90	8.84
January 31, 2009	11.87	9.45
December 31, 2008	12.00	9.32

B.

Plan of Distribution

No disclosure is required in response to this Item.

C.

Markets

Our Common Shares have been listed on the NASDAQ Capital Market since November 22, 2004, under the symbol “CHNR”. From August 7, 1995 until November 22, 2004, our Common Stock was listed on the NASDAQ Small Cap market under the symbol “CHRB”.

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

Directors. Article 73 of our Articles of Association provides that our Board of Directors shall consist of not less than three nor more than 25 directors. Article 74 of our Articles of Association provides that directors, solely for purposes of determining the term for which they will serve, are classified as Class I, Class II and Class III directors, with approximately one-third of the total number of directors being allocated to each Class. Each director is to hold office for a three-year term expiring immediately following the annual meeting of members held three years following the annual meeting at which he or she was elected.

With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us. At the annual meeting of members held in 2008, the members adopted resolutions providing that (a) “all emoluments to directors previously fixed by the Board of Directors are hereby approved and ratified” and (b) “the Board of Directors is hereby empowered and authorized to (c) fix all future emoluments to directors, for their services in all capacities to the Company, without further approval or ratification by Members, and (d) in the Board’s discretion, to amend or repeal Clause 80 of our Articles and Memorandum of Association accordingly; except to the extent not permitted by applicable committee charter, law, rule or regulation, including applicable requirements of any exchange on which the Company’s securities are listed.” The Board has not yet formally amended or repealed Clause 80 of the Articles and Memorandum of Association.

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

Change in Control Provisions. There are no provisions of our Memorandum of Association or Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

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

The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996) as amended.  Conversion of Renminbi is strictly regulated by the PRC Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange (“SAFE”) but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investment, loans or investments in securities outside the PRC and capital contribution. These transactions must be approved by SAFE.

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

H.

Documents on Display

The documents concerning the Company that are referred to in this annual report may be inspected at the Company’s principal executive offices at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. Certain documents described in response to Item 19 of this annual report are incorporated by reference to documents filed by the Company with the United States Securities and Exchange Commission.  The documents that are incorporated by reference can be viewed on the SEC’s web site at www.sec.gov.

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

Interest rate risk

The Company’s interest income is sensitive to changes in the general level of Renminbi, Hong Kong dollars and United States dollars interest rates. In this regard, changes in interest rates affect the interest earned on the Company’s cash. As of December 31, 2008, the Company’s cash includes Renminbi, Hong Kong dollars and United States dollars deposits with financial institutions, bearing market interest rates partly without fixed term and partly with one-month term.

Commodity price risk

The Company is exposed to fluctuation in the prices of zinc, iron and copper which we produce. As at December 31, 2008, the Company’s inventories amounted to RMB66.2 million (US$9.7 million), consisting of zinc, iron and copper. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cashflow. We have not engaged in any formal hedging transactions to manage possible price fluctuations.

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

Item 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2008, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2008, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

During 2008, the Company acquired 100% of Mark Faith Technology Development Limited (“Mark Faith”) and its wholly-owned subsidiary, Bayannaoer City Feishang Copper Company Limited. Management decided to exclude the acquired businesses from its report on internal control over financial reporting because it was not possible to conduct an assessment of the acquired business’s internal control over financial reporting in the period between the consummation date and the date of management’s assessment. With respect to adequacy of disclosure, we hereby provide the following information:

1.

Our management refers in the internal control report to a discussion in the registrant’s annual report on Form 20-F regarding the scope of the assessment, noting that management excludes the acquired business from management’s report on internal control over financial reporting;

2.

Our management clearly identifies the acquired business excluded and indicated the significances of the acquired business in our Company’s consolidated financial statements; and

3.

Our Company must disclose any material change to its internal control over financial reporting due to the acquisition.

As of December 31, 2008, with regard to the scope of our assessment, we excluded Mark Faith and its subsidiary from our assessment of internal control over financial reporting because they were acquired in a businesses combination purchase during 2008. Their total assets, total revenues, and net income represent approximately RMB419.60 million, RMB745.20 million and RMB24.56 million, respectively, of our total assets, total revenues and net income in 2008.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, excluding Mark Faith and its subsidiary acquired in 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we determined that, as of December 31, 2008, the Company’s internal control over financial reporting was effective based on those criteria.

GHP Horwath, P.C. (“GHP Horwath”), our independent registered public accounting firm, has performed an audit of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, and, as part of its audit, has issued its attestation report on the effectiveness of the Company's internal control over financial reporting herein as of December 31, 2008. GHP Horwath’s attestation report is included in this Annual Report on Form 20-F on pages F-2 and F-3. This audit is required to be performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2008 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

•

other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing are each an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K. Each of our “audit committee financial experts” is independent as that term is used in NASDAQ Marketplace Rule 4200(15).

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

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal years 2007 and 2008.

	Fiscal 2007	Fiscal 2008

Audit Fees	$137,500	$383,000
Audit-Related Fees	—	4,000
Tax Fees	—	—
All Other Fees	—	—

Total	$137,500	$387,000

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by GHP Horwath, P.C., the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to GHP Horwath, P.C. with respect to fiscal year 2008 were pre-approved by the Audit Committee.

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

Item 17.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008

b.

Consolidated balance sheets as of December 31, 2007 and 2008

c.

Consolidated statements of shareholders' equity for the years ended December 31, 2006, 2007 and 2008

d.

Consolidated statements of cash flows for the years ended December 31, 2006, 2007 and 2008

e.

Notes to consolidated financial statements.

Item 18.

FINANCIAL STATEMENTS

No disclosure is required in response to this Item.

Item 19.

EXHIBITS

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.

Exhibit Description

1.1

Articles of Association Incorporation of the Registrant (filed as Annex B to Form S-4 filed September 24, 2004, and incorporated herein by reference).

1.2

Amended and Restated Memorandum of Association of the Registrant (filed as Annex A to Form S-4 filed September 24, 2004, and incorporated herein by reference).

1.3

Board of Directors Resolutions Designating Series B Preferred Stock and Establishing Rights, Preferences and Limitations (filed as Exhibit 1.3 to Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4.1

China Resources Development, Inc., 2003 Equity Compensation Plan (filed as Appendix B to Schedule 14A, filed November 20, 2003,, and incorporated herein by reference). *

4.2

Employment Agreement between the Company and Tam Cheuk Ho, dated February 1, 1999 (filed as Exhibit 10.43 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference). *

4.3

Employment Agreement between the Company and Wong Wah On, dated February 1, 1999 (filed as Exhibit 10.44 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference). *

4.4

Service Agreement between the Company and Ching Lung Po, dated February 1, 1999 (filed as Exhibit 10.45 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference). *

4.5

Acquisition Agreement dated January 24, 2006 by and between China Natural Resources, Inc., Feishang Mining Holdings Limited and Feishang Group Limited (filed as Exhibit 10.1 to the Current Report on Form 6-K filed January 25, 2006, and incorporated herein by reference).

4.6

Sale and Purchase Agreement of HARC dated July 5, 2006 by and between China Natural Resources, Inc. and Allied Clear Investments Limited (filed as Exhibit 10.1 to the Current Report on Form 6-K filed July 11, 2006, and incorporated herein by reference).

4.7

Agreement for Sale and Purchase of Shares of iSense Limited dated July 31, 2006 among China Natural Resources, Inc., Ngan Chiu Wai Jenny and iSense Limited (filed as Exhibit 4.10 to the Annual Report on Form 20-F filed May 2, 2007, and incorporated herein by reference).

4.8

Form of Subscription Agreement dated August 6, 2007 (filed as Exhibit 10.1 to the Current Report on Form 6-K filed August 8, 2007, and incorporated herein by reference).

4.9

Founder Shareholders Agreement of Hainan Nonferrous Metal Mining Co. Ltd. dated September 10, 2007 by and among Yunnan Feishang Mining Co. Ltd., Hainan Jindi Industry Corporation, Yangpu Fengyu Industry Development Co. Ltd. and six individual residents of the People’ Republic of China (English translation of original Chinese version filed as Exhibit 99.1 to the Current Report on Form 6-K filed September 18, 2007, and incorporated herein by reference).

4.10

Trust Agreement of Shareholding dated September 5, 2007 by and between Yunnan Feishang Mining Co. Ltd. and Yangpu Fengyu Industry Development Co. Ltd. (English translation of original Chinese version filed as Exhibit 99.2 to the Current Report on Form 6-K filed September 18, 2007, and incorporated herein by reference).

4.11

Agreement dated December 28, 2007 by and among Beijing SinoTech Institute of Mineral Exploration Co. Ltd., Lueyang Longda Stone Casting Co. Ltd. and Yunnan Feishang Mining Co. Ltd. (English translation of original Chinese version filed as Exhibit 10.1 to the Current Report on Form 6-K filed January 11, 2008, and incorporated herein by reference).

4.12

Investors’ Agreement in respect of Guizhou Pucheng Mining Co. Ltd. dated January 26, 2008 by and among Yunnan Feishang Mining Co. Ltd., Yangpu Lianzhong Mining Co. Ltd. and Jiangxi Province Coal Group Company (English translation of original Chinese version filed as Exhibit 10.1 to the Current Report on Form 6-K filed February 7, 2008, and incorporated herein by reference).

4.13

Agreement dated February 20, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. in relation to the Sale and Purchase of the Entire Issued Share Capital and the Shareholder’s Loan of Mark Faith Technology Development Limited (filed as Exhibit 10.1 to the Current Report on Form 6-K filed February 29, 2008, and incorporated herein by reference).

4.14

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Pineboom Investments Limited dated July 11, 2008 by and between Feishang Group Limited and China Natural Resources , Inc. (filed as Exhibit 10.1 to the Current Report on Form 6-K filed July 15, 2008, and incorporated herein by reference).

4.15

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Newhold Investments Limited dated August 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. (filed as Exhibit 10.1 to the Current Report on Form 6-K filed August 13, 2008, and incorporated herein by reference).

4.16

Service Agreement dated as of October 1, 2008 by and between the Company and Li Feilie (filed as Exhibit 99.2 to the Current Report on Form 6-K filed November 10, 2008, and incorporated herein by reference).*

4.17

Service Agreement dated as of October 1, 2008 by and between the Company and Tam Cheuk Ho (filed as Exhibit 99.3 to the Current Report on Form 6-K filed November 10, 2008, and incorporated herein by reference).*

4.18

Service Agreement dated as of October 1, 2008 by and between the Company and Wong Wah On Edward (filed as Exhibit 99.4 to the Current Report on Form 6-K filed November 10, 2008, and incorporated herein by reference).*

4.19

Agreement for the Sale and Purchase of the Shares in Mark Faith Technology Development Limited dated December 30, 2008 by and between China Natural Resources, Inc. and Joysight Limited (filed as Exhibit 10.1 to the Current Report on Form 6-K filed January 6, 2009, and incorporated herein by reference).

4.20

Letter Agreement dated January 12, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (filed as Exhibit 10.2 to the Current Report on Form 6-K filed January 20, 2009, and incorporated herein by reference).

4.21

Loan Agreement dated February 2, 2009 by and between Guizhou Yongfu and China Minsheng Banking Corp. Ltd. (filed herewith).

6

Computation of Earnings Per Share for Fiscal Year ended December 31, 2008 (contained in Financial Statements filed herewith).

8

Subsidiaries of the Registrant (filed herewith).

11

Code of Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).

12.1

CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2

CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1

CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2

CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

———————

*

Compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: June 26, 2009	By:	/s/ Li Feilie
Li Feilie, CEO

APPENDIX A

Financial Statements

Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008

b.

Consolidated balance sheets as of December 31, 2006, 2007 and 2008

c.

Consolidated statements of shareholders' equity for the years ended December 31, 2006, 2007 and 2008

d.

Consolidated statements of cash flows for the years ended December 31, 2006, 2007 and 2008

e.

Notes to consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Pages

Report of independent registered public accounting firm	F-2 - F-3

Consolidated statements of operations	F-4 – F-5

Consolidated balance sheets	F-6 – F-7

Consolidated statements of shareholders’ equity and comprehensive income	F-8

Consolidated statements of cash flows	F-9 – F-10

Notes to consolidated financial statements	F-11 – F-40

Schedule 1	F-41 – F-45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

China Natural Resources, Inc.

We have audited the accompanying consolidated balance sheets of China Natural Resources, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008 and the financial schedule for the years ended December 31, 2008 and 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include Mark Faith Technology Development Limited and its wholly-owned subsidiary, Bayannaoer City Feishang Copper Company Limited (“Mark Faith”), which was acquired during 2008, because it was not possible to conduct an assessment of the acquired businesses' internal control over financial reporting in the period between the acquisition consummation date and the date of management's assessment. Mark Faith’s total assets, total revenues and net income included in the consolidated financial statements of China Natural Resources, Inc. and subsidiaries as of December 31, 2008, and for the year then ended, were approximately RMB420 million, RMB745 million and RMB25 million. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Mark Faith.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Natural Resources, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. In our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As described in Notes 1, 3 and 11 to the consolidated financial statements, the Company has significant transactions and relationships with affiliated companies. Because of these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

As discussed in Note 3 to the consolidated financial statements, in January 2009, the Company acquired all of the issued and outstanding capital stock of Newhold Investments Limited.

/S/ GHP HORWATH, P.C.

Denver, Colorado

June 25, 2009

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
	Notes	2006	2007	2008	2008
		RMB	RMB	RMB	US$
NET SALES
Related parties	11	—	—	379,114	55,526
Others		145,389	125,963	466,970	68,394
		145,389	125,963	846,084	123,920
COST OF SALES
Related parties		—	—	(363,938)	(53,303)
Others		(36,787)	(38,541)	(426,920)	(62,528)
		(36,787)	(38,541)	(790,858)	(115,831)
GROSS PROFIT		108,602	87,422	55,226	8,089
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES, including share-based compensation expense of nil in 2006, RMB38,998 (US$5,712) in 2007, and RMB26,016 (US$3,810) in 2008	13	(14,170)	(52,499)	(78,712)	(11,530)

INCOME (LOSS) FROM OPERATIONS		94,432	34,923	(23,486)	(3,441)

OTHER INCOME (EXPENSE)
Interest income		904	4,520	4,265	625
Interest expense, related party	11	—	—	(1,835)	(269)
Loss attributable to investment
in unconsolidated investees	7	—	(2,145)	(9,691)	(1,419)
Net gain on derivative assets	14	—	—	25,834	3,784
Gain on sale of investment in subsidiary	4	—	—	78,877	11,553
Other	9	4,929	(512)	10,465	1,532
		5,833	1,863	107,915	15,806
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES		100,265	36,786	84,429	12,365

INCOME TAX EXPENSE	10	(15,157)	(12,051)	(8,402)	(1,231)

INCOME FROM CONTINUING OPERATIONS		85,108	24,735	76,027	11,134

DISCONTINUED OPERATIONS
Loss from discontinued advertising and HARC operations, net of taxes of nil	4	(659)	—	—	—

Loss on disposal of discontinued operations, net of taxes of nil	4	(11,901)	—	—	—

LOSS FROM DISCONTINUED OPERATIONS		(12,560)	—	—	—

NET INCOME		72,548	24,735	76,027	11,134

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
NET INCOME (LOSS) PER SHARE:
Basic
Income from continuing operations	7.46	1.86	3.94	0.58
Loss from discontinued operations	(1.10)	—	—	—
Net income per share	6.36	1.86	3.94	0.58

NET INCOME (LOSS) PER SHARE:
Diluted
Income from continuing operations	6.17	1.43	3.41	0.50
Loss from discontinued operations	(0.91)	—	—	—
Net income per share	5.26	1.43	3.41	0.50

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:

Basic	11,402,372	13,290,471	19,276,019	19,276,019
Diluted	13,798,731	17,347,024	22,278,600	22,278,600

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2008

(Amounts in thousands, except share data)

ASSETS

		December 31,
		2007	2008	2008
	Notes	RMB	RMB	US$
CURRENT ASSETS
Cash		483,689	120,888	17,706
Trade receivables:
Related parties	11	—	70,830	10,374
Others	13	1,525	4,157	609
Bills receivable	13	13,000	1,460	214
Inventories	5	4,633	66,245	9,702
Note receivable	4		96,166	14,085
Deferred tax assets	10	—	4,425	648
Other assets	5	10,967	25,061	3,670

TOTAL CURRENT ASSETS		513,814	389,232	57,008

Property and equipment, net	6	37,772	242,463	35,512
Deposits for business acquisitions and other	3, 11	—	119,741	17,537
Investment in unconsolidated investees	7	30,495	22,210	3,253
Advances to unconsolidated investee, net	11	—	39,290	5,754

TOTAL ASSETS		582,081	812,936	119,064

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2007 AND 2008

(Amounts in thousands, except share data)

LIABILITIES AND SHAREHOLDERS’ EQUITY

		December 31,
		2007	2008	2008
	Notes	RMB	RMB	US$
CURRENT LIABILITIES
Accounts payable		991	7,361	1,078
Other payables	8	24,355	25,484	3,732
Advances from customers		2,169	15,261	2,235
Accrued liabilities		3,367	8,014	1,174
Related party payables	11	2,221	18,316	2,683
Income tax and other taxes payable	10	5,593	11,341	1,661
Current portion of related party capital lease obligation	11	—	9,977	1,461

TOTAL CURRENT LIABILITIES		38,696	95,754	14,024

Related party capital lease obligation, net of current portion	11	—	10,780	1,579
Other payables	8	8,312	10,087	1,477
		8,312	20,867	3,056

TOTAL LIABILITIES		47,008	116,621	17,080

MINORITY INTEREST		—	13,919	2,039

SHAREHOLDERS’ EQUITY
Preferred Shares, no par; Authorized – 10,000,000 shares; issued and outstanding –none		—	—	—
Common shares, no par: Authorized – 200,000,000 shares; issued and outstanding –17,323,416 and 19,623,416 shares at December 31, 2007 and 2008, respectively		312,081	312,081	45,708
Reserves		7,331	7,331	1,074
Additional paid in capital		127,707	228,752	33,503
Retained earnings		100,915	176,942	25,915
Excess of Mark Faith purchase price over net asset value	3	—	(7,149)	(1,047)
Other comprehensive loss		(12,961)	(35,561)	(5,208)

TOTAL SHAREHOLDERS’ EQUITY		535,073	682,396	99,945

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		582,081	812,936	119,064

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share data)

	Common Shares	Share capital	Reserves	Additional paid in capital	Retained earnings	Other Comprehensive income (loss)	Excess of Mark Faith purchase price over net asset value	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances at January 1, 2006	9,980,593	—	3,912	—	45,513	240	—	49,665
Acquisition of the Company by FMH	1,567,823	19,222	28,028	—	—	—	—	47,250
Dividends	—	—	—	—	(38,462)	—	—	(38,462)
Appropriation of reserves	—	—	3,419	—	(3,419)	—	—	—
Elimination of reserves relating to discontinued operations	—	28,028	(28,028)	—	—	—	—	—
Net income for the year	—	—	—	—	72,548	—	—	72,548
Foreign currency translation adjustments	—	—	—	—	—	(470)	—	(470)
Comprehensive income								72,078
Balances at December 31, 2006	11,548,416	47,250	7,331	—	76,180	(230)	—	130,531
Private placement	4,375,000	264,831	—	—	—	—	—	264,831
Share based compensation	—	—	—	38,998	—	—	—	38,998
Exercise of stock options	1,400,000	—	—	88,709	—	—	—	88,709
Net income for the year	—	—	—	—	24,735	—	—	24,735
Foreign currency translation adjustments	—	—	—	—	—	(12,731)	—	(12,731)
Comprehensive income								12,004
Balances at December 31, 2007	17,323,416	312,081	7,331	127,707	100,915	(12,961)	—	535,073
Share based compensation	—	—	—	26,016	—	—	—	26,016
Exercise of stock options	300,000	—	—	17,472	—	—	—	17,472
Exercise of warrants	2,000,000	—	—	57,557	—	—	—	57,557
Excess of Mark Faith purchase price over carrying value of net assets acquired							(11,916)	(11,916)
Decrease in excess of Mark Faith purchase price over carrying value of net assets acquired as a result of sale of 40% interest in Mark Faith						—	4,767	4,767
Net income for the year	—	—	—	—	76,027	—	—	76,027
Foreign currency translation adjustments	—	—	—	—	—	(22,600)	—	(22,600)
Comprehensive income								53,427
Balances at December 31, 2008	19,623,416	312,081	7,331	228,752	176,942	(35,561)	(7,149)	682,396

Balances at December 31, 2008 (US$)	19,623,416	45,708	1,074	33,503	25,915	(5,208)	(1,047)	99,945

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands)

	Year Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	72,548	24,735	76,027	11,134
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,350	2,589	13,400	1,963
Amortization	803	856	4,890	716
Impairment of exploration rights	—	117	350	51
Provision for loss on inventories	—	—	16,302	2,388
Share-based compensation	—	38,998	26,016	3,810
Loss on disposal of subsidiaries	11,901	—	—	—
Loss on disposal of property and equipment	25	398	152	23
Loss attributable to investment in unconsolidated investee	—	2,145	9,691	1,419
Net gain on derivative assets	—	—	(25,834)	(3,784)
Gain on sale of investment in subsidiary	—	—	(78,877)	(11,553)
Other non-cash expenses	—	—	2,273	335
Changes in operating assets and liabilities, net of effects of business acquisition:
Trading securities	1,587	—	—	—
Trade receivables	4,118	(1,020)	(12,729)	(1,865)
Bills receivable	450	(13,000)	11,540	1,690
Inventories	(1,443)	598	88,065	12,899
Other assets	(181)	(365)	6,030	883
Accounts payable	297	(240)	(77,920)	(11,412)
Other payables	6,814	4,888	2,904	424
Advances from customers	1,476	(481)	13,092	1,918
Accrued liabilities	1,660	182	(4,066)	(596)
Income and other taxes payable	720	2,327	(2,328)	(341)
Net cash provided by operating activities of discontinued operations	50	—	—	—

Net cash provided by operating activities	103,175	62,727	68,978	10,102

INVESTING ACTIVITIES
Investment in unconsolidated investee	—	(42,640)	(900)	(132)
Advances to unconsolidated investee	—	—	(39,796)	(5,829)
Repayments to affiliates	(3,032)	(2,245)	(376,834)	(55,191)
Advances from affiliates	—	1,024	1,651	242
Repayments from affiliates	206	—	21,000	3,075
Deposits on business acquisitions	—	—	(118,346)	(17,333)
Proceeds from sale of derivative instruments	—	—	30,319	4,440
Purchase of derivative instruments	—	—	(5,000)	(732)
Advances from a director	759	—	—	—
Repayment to a director	(14,899)	(8,377)	—	—
Purchases of property and equipment	(5,032)	(4,298)	(4,671)	(684)
Cash received upon acquisition of subsidiaries	1,207	—	14,694	2,152
Net proceeds from disposal of subsidiaries	32,795	—	—	—

Net cash provided by (used in) investing activities	12,004	(56,536)	(477,883)	(69,992)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands)

	Year Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
FINANCING ACTIVITIES
Dividends paid	(18,000)	—	—	—
Proceeds from issuance of shares	—	264,831	—	—
Proceeds from exercise of stock options	—	88,709	17,472	2,560
Proceeds from exercise of warrants	—	—	57,557	8,430
Repayments on capital lease obligation	—	—	(9,242)	(1,354)
Net cash used in financing activities of discontinued operations	(10)	—	—	—
Net cash (used in) provided by financing activities	(18,010)	353,540	65,787	9,636

NET INCREASE (DECREASE) IN CASH	97,169	359,731	(343,118)	(50,254)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1,380)	(13,033)	(19,683)	(2,882)

CASH, BEGINNING	41,202	136,991	483,689	70,842

CASH, ENDING	136,991	483,689	120,888	17,706

Supplemental disclosure of cash flow information:

Cash paid for income taxes	14,901	10,146	20,068	2,939

Supplemental disclosure of non-cash investing and financing activities:

Business acquisition
Fair value of assets acquired	50,558	—	—	—
Liabilities assumed	(3,308)	—	—	—

Common shares issued	47,250	—	—	—
Sale of 40% interest in Mark Faith
Note receivable	—	—	95,586	14,000
Excess of purchase price over Mark Faith net assets acquired and minority interest recorded	—	—	(16,709)	(2,447)
Gain	—	—	78,877	11,553
Other payable for mining rights	1,500	1,000	—	—

Dividends declared	38,462	—	—	—

Offset dividends against amount due from a former shareholder and amounts due from related companies	20,297	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES

The following depicts China Natural Resources, Inc. (“CHNR”) and its subsidiaries (collectively the “Company” or the “Group”) at December 31, 2008:

		China Natural Resources, Inc. (BVI) Listed Vehicle

80%	100%	100%	60%	100%	100%
Silver Moon Technologies Limited	FMH Corp Services Inc.	Feishang Mining Holdings Limited	Mark Faith Technology Development Limited	Sunwide Capital Limited	China Coal Mining Investment Limited
(BVI)	(US)	(BVI)	(Hong Kong)	(BVI)	(HK)
		100%	100%		100%
		Wuhu Feishang Mining Development Co. Ltd. (WUHU)	Bayannaoer City Feishang Copper Co. Ltd.		Yangpu Lianzhong Mining Co. Limited
		(PRC)	(PRC)		(PRC)

		100%		48%	45%
		Yunnan Feishang Mining Co. Ltd.		Hainan Nonferrous Metal Mining Co. Limited (PRC)	Guangdong Longchuan Jinshi Mining Development Co. Limited(PRC)

		(PRC)
		100%		85%
		Shenzhen Feishang Management and Consulting Co. Limited (PRC)		Societe D'investissement Miniere Longfei (Madagascar)

CHNR is a British Virgin Islands (“BVI”) holding company incorporated in 1993.

(a)

Feishang Mining Holdings Limited and its subsidiaries

On February 3, 2006, the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining Holdings Limited (“Feishang Mining”). Feishang Mining is a BVI company incorporated in 2004, and through its wholly-owned subsidiary, Wuhu Feishang Mining Development Co. Ltd. (“Wuhu”), is principally engaged in the mining of zinc, iron, and other minerals for distribution in the People’s Republic of China (“PRC”). The acquisition was accounted for using the purchase method of accounting and was treated as a reverse acquisition, with Feishang Mining being the accounting acquirer. Accordingly, the accompanying financial statements represent the operations of Feishang Mining through February 2, 2006, and the consolidated operations of Feishang Mining and the Company subsequent to February 2, 2006. The Company has retroactively restated issued share capital to reflect the acquisition of Feishang Mining (Note 3).

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(a)

Feishang Mining Holdings Limited and its subsidiaries (continued)

Wuhu was established in June 2002, and commenced operations in May 2003 upon its acquisition of Anhui Fanchang Zinc and Iron Mine (“Anhui”), a PRC state-owned entity. Wuhu owns the mining rights to two mines: Yang Chong Mine, which contains iron and zinc minerals, and Zao Yun Mine, which contains primarily iron minerals. These mines in which the Company has acquired mineral rights are the subject of geological surveys performed by licensed valuers in the PRC in conformity with procedures and protocols in the PRC. While these procedures and protocols are different from the procedures and protocols generally recognized in the United States, they are, with respect to certain of the Company’s mining properties, sufficient to support the existence of “probable” reserves. Wuhu is considered to be in the production stage. In August 2007, Wuhu acquired exploration rights to Si Chong Gold-Silver-Lead-Zinc Mine, which is anticipated to contain mineable quantities of silver, lead, zinc and copper. In January 2008, Wuhu, through its wholly-owned subsidiary Yunnan Feishang Mining Co. Ltd. (“Yunnan Mining”), also acquired exploration rights to Jinshizhang Mine, which is anticipated to contain silver, lead, zinc and copper.

Yunnan Mining is a PRC company formed in June 2007 for the purpose of engaging in the mining and processing of nonferrous metal in the PRC.

In October 2008, Feishang Management and Consulting Co. Limited (“Shenzhen Feishang”) was formed as a wholly-owned PRC subsidiary of Yunnan Feishang and is engaged in management and consulting services to the other entities within the Group.

(b)

Mark Faith Technology Development Limited and its subsidiary

On March 4, 2008, CHNR acquired all of the issued and outstanding capital stock of Mark Faith Technology Development Limited (“Mark Faith”) and its wholly-owned subsidiary Bayannaoer City Feishang Copper (“Feishang Copper”), from Feishang Group Limited (“Feishang Group” or, the “Shareholder”). The Shareholder, a British Virgin Islands corporation, is also the principal shareholder of CHNR, and Mr. Li Feilie, the sole officer, director and beneficial owner of the Shareholder, is the Chairman and Chief Executive Officer of CHNR (Notes 3 and 4).

Feishang Copper is located in Inner Mongolia and is engaged in the smelting and refining of blister copper and sulfuric acid for distribution in the PRC. Feishang Copper is currently under trial production. On December 30, 2008, CHNR sold 40% of its investment in Mark Faith to an unrelated third party for RMB95,586 (US$14,000) (Note 4).

(c)

China Coal Investments Limited and its subsidiary and unconsolidated investees

In March 2008, the Company formed China Coal Investments Limited (“China Coal”) for the purpose of holding companies engaging in the exploration and exploitation of coal and other mines in the PRC. China Coal owns 100% of Yangpu Lianzhong Mining Co., Ltd. (“Yangpu Lianzhong”). Through December 31, 2008, China Coal and Yangpu Lianzhong’s operations have primarily consisted of selling copper, which it has acquired from Feishang Copper.

On January 15, 2008, the Company acquired a 45% interest in Guangdong Longchuan Jinshi Mining Development Co. Limited (“Guangdong Longchuan”). Guangdong Longchuan was formed to engage in the exploration, development, mining and sale of nonferrous metals in the Guangdong Province of the PRC (Note 7).

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(c)

China Coal Investments Limited and its subsidiary and unconsolidated investees (continued)

Hainan Nonferrous Metal Mining Co. Ltd. (“Hainan Nonferrous Metal”) was formed in September 2007 under the laws of the PRC to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC. The Company effectively owns a 48% equity interest in Hainan Nonferrous Metal.  Hainan Nonferrous Metal also owns an 85% equity interest in Societe D'investissement Miniere Longfei, a Madagascar company engaged in searching for potential mining projects in Madagascar.

(d)

Other subsidiaries

FMH Corporate Services, Inc. (“FMH Services”) is a wholly-owned U.S. company incorporated in November 2007. FMH Services has been dormant since incorporation.

Sunwide Capital Limited (“Sunwide”) is a wholly-owned BVI company incorporated in 2001, which was formed to invest in United States’ listed securities. Sunwide is a dormant company.

Silver Moon Technologies Limited (“Silver Moon”) is a BVI company incorporated in 2002. Through May 2, 2008, Silver Moon owned 100% of Zhongwei Medi-China.com Limited (“Medi-China”), a Hong Kong company incorporated in 1999, with its primary operations to be the provision of online internet healthcare information. On May 2, 2008, Medi-China was dissolved. Silver Moon is not engaged in active business operations.

Until its disposition in October 2006, the Company owned 100% of Hainan Cihui Industrial Company Limited (“HARC”), a PRC company incorporated in 1994, which performed limited commodities trading and held an interest in unlisted shares of Hainan Sundiro Motorcycle Co. Ltd., a PRC company listed on the Shenzhen Stock Exchange (Note 4).

Until its disposition in July 2006, the Company owned 100% of iSense Limited (“iSense”), a Hong Kong company incorporated in 2000 to provide promotion and public relations services in Hong Kong and the PRC to both local and international customers (Note 4).

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in the consolidation.

(b)

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates (continued)

The more significant financial statement items requiring the use of management estimates and assumptions relate to: (i) mineral reserves and deposits and value beyond proven and probable reserves that are the basis for future cash flow estimates utilized in impairment calculations; (ii) the estimated lives of mineralized bodies based on estimated recoverable volume through the end of the period over which the Company has extraction rights that are the basis for units-of-production depreciation, depletion and amortization calculations; (iii) estimates of fair value for certain reporting units and asset impairments (including long-lived assets and investments); and (iv) estimates used in valuing inventory to net realizable value, reserves for contingencies, and fair value of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

(c)

Cash and cash equivalents

The Group considers all highly liquid investments and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents at December 31, 2007 or 2008.

(d)

Inventories

Inventories are stated at the lower of average cost or net realizable value. For products, the Group determines net realizable value based on current metals prices, less cost to convert stockpiled and in-process inventories to finished products. Major types of inventories include:

Raw materials, which consist of extracted raw ore extracted and auxiliary material – costs are limited to those directly related to mining; and copper concentrates acquired and used in the copper smelter process.

Work in progress, which consists of semi-finished iron and zinc ore; and semi-finished blister copper – valued at the cost of production through the point at which inventory has been processed.

Finished goods, which are valued at the lower of full cost of production or net realizable value based on current metal prices.

Excess and obsolete inventory reserves are established based upon the Company’s evaluation of the quantity of inventory on hand relative to demand.

(e)

Derivative Instruments

The Company follows the provisions of Statements of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), along with related interpretations. SFAS No. 133 requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded as either an asset or liability measured at its fair value, with changes in the derivative’s fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company values its derivative instruments using the fair value method at the end of each reporting period, and their value is marked-to-market at the end of each reporting period with the gain or loss recorded against earnings.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Mineral exploration costs

Mineral property exploration costs are expensed as incurred.

(g)

Property and equipment

Buildings and mine development, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred.

The Company has determined that its mining rights meet the definition of mineral rights and are tangible assets as defined in Emerging Issues Task Force (“EITF”) 04-2, Whether Mineral Rights Are Tangible or Intangible Assets, and they have therefore been classified as property and equipment. The costs of mining rights are initially capitalized as tangible assets when purchased in accordance with EITF 04-02.  If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are amortized using the units-of-production method over the estimated life of the probable reserves. For mining rights in which proven and probable reserves have not yet been established, the Company assesses the carrying value for impairment at the end of each reporting period. During the years ended December 31, 2007 and 2008, the Company recorded impairment charges of RMB117 (US$17) and RMB350 (US$51), respectively.

Mining rights are stated at cost less accumulated amortization and any impairment losses. Mining rights for which probable reserves have been established are amortized based on actual units of production over the estimated reserves of the mines, not to exceed 20 years. The weighted average remaining amortization period for these reserves is five years as of December 31, 2008. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past.

Depreciation is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset. Estimated useful lives are as follows:

Buildings and mine development	15 - 35 years
Machinery and equipment	5 - 15 years
Motor vehicles	5 - 8 years
Mining rights	5 - 15 years

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives of those assets. Construction costs are capitalized as incurred. Interest, if any, is capitalized as incurred during the construction period.

The Company reviews and evaluates its long-lived assets including property, machinery and mining assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable metals, corresponding expected commodity prices (considering current and historical prices, price trends and related factors), production levels and operating costs of production, and capital, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. In estimating future cash flows, assets are grouped at the lowest level for which

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Property and equipment (continued)

there are identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company’s estimates of future cash flows are based on numerous assumptions, and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable metal prices, production levels and operating costs of production, and capital are each subject to significant risks and uncertainties.

(h)

Equity method investments

Investee entities in which the Company has the ability to exercise significant influence, but not control, are accounted for under the equity method of accounting, and are presented as investments in unconsolidated investees in the accompanying consolidated financial statements. Whether the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the investee’s board of directors and ownership level. Generally, a 20% to 50% interest in the voting securities of the investee, including voting rights associated with the Company’s holdings in common, preferred and other convertible instruments in the investee indicate the ability to exercise significant influence. Under the equity method of accounting, the Company’s proportionate share of the earnings or losses of these investees is included in the other income (expense) in the consolidated statements of operations.

A loss in value of an investment that is other than a temporary decline is recognized as a charge to operations. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. No other than temporary declines were recorded in 2007 or 2008.

(i)

Revenue recognition

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of product by the customer.

Shipping and handling costs incurred are recorded as cost of sales. Amounts billed to customers for shipping and handling are classified as sales.

(j)

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

In 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income taxes, an interpretation of FASB Statement 109 (“FIN 48”). Based on management’s evaluation, the Company did not have any unrecognized tax benefits, and there was no effect on the Company’s opening retained earnings, current operations or cash flows as a result of implementing FIN 48. The Company recognizes tax-related interest and penalties as a component of income tax expense.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Income taxes (continued)

The Company files income tax returns in various foreign jurisdictions. Prior to its redomicile to the BVI, the Company filed U.S. federal tax returns through 2004. The Company is no longer subject to U.S. federal tax examinations for these returns. Various state and foreign jurisdiction tax years also remain open to examination, though the Company believes any additional assessment will be immaterial to its consolidated financial statements.

(k)

Earnings per share

Basic earnings per share amounts are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments, such as options or warrants, unless the effect is to reduce a loss or increase earnings per share and is calculated using the treasury stock method. With respect to outstanding options and warrants, the dilutive impact on the weighted average number of shares was 2,396,359, 4,056,553 and 3,002,581 for the years ended December 31, 2006, 2007 and 2008, respectively. Approximately 2,103,641, 3,530,947, and 3,284,919, of shares issuable under outstanding options and warrants at December 31, 2006, 2007, and 2008, respectively, were not included in the dilutive calculation for those respective years, as the effect would be anti-dilutive.

(l)

Foreign currency translation

The functional currency of substantially all the operations of the Group is the Renminbi (“RMB”), the national currency of the PRC. The financial statements of subsidiary operations with a functional currency other than the RMB have been translated into RMB. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date and the statements of operations’ amounts have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of comprehensive income.

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

The financial statements are stated in RMB. The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2008 of US$1.00 = RMB6.8277. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2008 or at any other date.

(m)

Stock-based compensation

On January 1, 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with SFAS No. 123-revised 2004 (“SFAS No. 123R”), Share-Based Payment, which replaced SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).

Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The Company elected the modified prospective method, under which prior periods were not revised for comparative purposes.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)

Recently issued accounting pronouncements

In June 2008, the FASB issued EITF Issue No. 07-5 (“EITF 07-5”), Determining whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company's own stock and (b) classified in stockholders' equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the SFAS No. 133 paragraph 11(a) scope exception. The adoption of EITF 07-5 is not anticipated to materially impact the Company's consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (R), Business Combinations (“SFAS 141 (R)”) which is effective for the Company on January 1, 2009. SFAS No. 141 (R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date, and purchase price and recognize at their acquisition date the fair values of the identifiable assets acquired, liabilities assumed, and any non-controlling interests in the acquiree. In the case of a bargain purchase, the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. The adoption of this statement will have an impact on the Company’s accounting for its business combinations subsequent to December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS No. 160”) which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement requires ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The statement also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest with disclosure on the face of the consolidated statement of income of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition this statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Because there are noncontrolling interests in certain of the Company’s subsidiaries, the presentation of the Company’s consolidated financial statements will change on January 1, 2009 in order to conform to SFAS No.160.

SFAS No. 157 “Fair Value Measurement” (“SFAS157”) was effective for the Company on January 1, 2008. The adoption of SFAS 157 did not have an impact on the amounts reported for financial assets and liabilities in Company’s 2008 consolidated financial statements. In February 2008, the FASB issued Staff Position FAS 157-2, which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)

Recently issued accounting pronouncements (continued)

constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS 157. Examples of items to which the deferral applies include the following:

(i)

Nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods (nonrecurring fair value measurements).

(ii)

Reporting units measured at fair value in the first step of a goodwill impairment test (measured at fair value on a recurring basis, but not necessarily recognized or disclosed in the financial statements at fair value).

(iii)

Nonfinancial assets and nonfinancial liabilities measured at fair value in the second step of a goodwill impairment test (measured at fair value on a nonrecurring basis to determine the amount of goodwill impairment, but not necessarily recognized or disclosed in the financial statements at fair value).

(iv)

Nonfinancial long-lived assets (asset groups) measured at fair value for an impairment assessment (nonrecurring fair value measurements).

(v)

Nonfinancial liabilities for exit or disposal activities initially measured at fair value (nonrecurring fair value measurements).

(o)

Reclassifications

Certain minor reclassifications in the 2007 and 2006 consolidated financial statement amounts have been made to conform to the current year’s presentation.

3.

BUSINESS ACQUISITIONS

(a)

2006 acquisition of Feishang Mining and its subsidiaries

On February 3, 2006, the Company acquired all of the issued and outstanding capital stock of Feishang Mining. The acquisition of Feishang Mining by the Company was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder held 86.4% of the outstanding common shares of the Company. As a result, Feishang Mining was deemed to be the acquirer for accounting purposes. Accordingly, the consolidated financial statements included herein present the financial information of Feishang Mining for all periods prior to the acquisition date and the financial information of the consolidated companies from the acquisition date forward. Historical share and per share amounts for the periods prior to the acquisition have been retroactively restated to reflect the exchange ratio established in the transaction, in a manner similar to a reverse stock split. The consolidated retained earnings of Feishang Mining have been carried forward after the acquisition date.

As consideration for the shares of Feishang Mining, the Company issued to the former Feishang Mining shareholder 9,980,593 of the Company’s common shares, as well as warrants (the “Warrants”) to purchase an additional 4,500,000 of the Company’s common shares (Note 12). In connection with the acquisition, 320,000 series B preferred shares held by the Company’s former president and CEO were converted into 320,000 common shares.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

3.

BUSINESS ACQUISITIONS

(a)

2006 acquisition of Feishang Mining and its subsidiaries

The following table summarizes the fair values of the Company’s assets acquired and liabilities assumed by Feishang Mining at the acquisition date. The purchase price was determined by multiplying the number of outstanding shares immediately prior to consummating the acquisition of 1,567,823 by the closing price of the Company’s common shares the day prior to the public announcement of the acquisition agreement between the Company and Feishang Mining.

RMB
Current assets	3,074
Property and equipment	869
Investments	24,700
Goodwill resulting from the acquisition	21,915
Liabilities assumed	(3,308)

Total purchase price	47,250

The following unaudited pro forma financial information presents results of operations as if the above acquisition had occurred at the beginning of 2006:

RMB
Net sales	145,389
Income from continuing operations	81,411
Loss from discontinued operations	(12,604)
Net income	68,807
Basic income per share	5.96
Diluted income per share	4.93

During the year ended December 31, 2006, goodwill of RMB21,915 (US$3,210) was eliminated upon the disposal of the reporting units to which the goodwill had been assigned (Note 4).

At the acquisition date, the Company had appropriated retained earnings to statutory reserves in accordance with PRC regulations of RMB28,028 (US$4,105). These statutory reserves primarily related to HARC. During the year ended December 31, 2006, these reserves were eliminated upon the disposal of HARC (Note 4).

(b)

2008 acquisition of Mark Faith and its subsidiary

On March 4, 2008 (the “Mark Faith acquisition date”), the Company acquired all of the issued and outstanding capital stock of Mark Faith and its wholly-owned subsidiary Feishang Copper, collectively referred to as “Mark Faith”. The Company acquired Mark Faith from the Shareholder.

The Company paid cash of RMB24,252 (US$3,552), which was based on the lesser of the audited consolidated net asset value of Mark Faith as of December 31, 2007 or RMB24,252 (US$3,552). In connection with the acquisition, the Company paid the Shareholder RMB47,292 (US$6,926) in satisfaction of outstanding indebtedness of Mark Faith, assumed by the Company, due to the Shareholder. As the audited consolidated net asset value of Mark Faith was RMB2,101 (US$308) below the purchase price of RMB24,252 (US$3,552), Feishang Group refunded RMB2,101 (US$308) to the Company in January 2009. Mark Faith was incorporated in Hong Kong in August 2006, and operates through its wholly-owned subsidiary, Feishang Copper, a company established under the laws of the PRC in Inner Mongolia.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

3.

BUSINESS ACQUISITIONS (continued)

(b)

2008 acquisition of Mark Faith and its subsidiary (continued)

Feishang Copper's principal business activity is the smelting of copper concentrates to produce blister copper (a highly pure copper produced during an intermediate stage of copper smelting). The production process also produces sulfuric acid, gold and silver. The copper smelting plant of Feishang Copper is located at Bayannaoer City, Inner Mongolia, the PRC, approximately 1,050 kilometers north of Beijing. The Company acquired Mark Faith and its subsidiary as a means of integrating its mining and exploration activities with smelting operations.

Feishang Copper commenced construction and installation of its copper smelting and refining facilities (the “Smelter”) in late 2005. The Smelter has been in trial production since May 2007 and is not yet operating at full capacity. The Smelter is expected to commence full commercial production in mid-2009, subject to the procurement of necessary permits from the relevant government authorities.

The acquisition of Mark Faith and its subsidiary was accounted for using the purchase method of accounting. The purchase price was allocated among the assets acquired and liabilities assumed at their estimated fair values, which management believes approximates the net book value of the assets and liabilities. Because the acquisition was from a related party shareholder (the Shareholder), the excess of the consideration paid over the net assets acquired has been shown separately as a deduction from shareholders’ equity, equivalent to a distribution of equity to the Shareholder.

The following table summarizes the estimated fair values of Mark Faith’s assets and liabilities acquired at the Mark Faith acquisition date:

	RMB	US$
Cash	38,947	5,704
Accounts receivable	8,876	1,300
Inventories and other current assets	259,593	38,021
Property and equipment	216,315	31,682
Other assets	2,479	363
Excess of purchase price over net asset value	11,916	1,745
Current liabilities	(495,221)	(72,531)
Non-current liabilities	(20,754)	(3,040)

Purchase price	22,151	3,244

The following unaudited pro forma financial information presents the Company’s consolidated results of operations as if the acquisition of Mark Faith had occurred as of the beginning of each of the periods presented below. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that would have been reported by the Company had the acquisition been completed as of the beginning of the periods presented, and should not be taken as representative of the Company’s future consolidated results of operations or financial condition.

	2007	2008	2008
	RMB	RMB	US$
Revenue	424,740	937,397	137,293
Net income	20,674	64,112	9,390
Net income per share – basic	1.56	3.33	0.49
Net income per share – diluted	1.19	2.88	0.42

On December 30, 2008, the Company sold 40% of its investment in Mark Faith to an unrelated party (Note 4). At December 31, 2008 the Company has a remaining 60% interest in Mark Faith.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

3.

BUSINESS ACQUISITIONS (continued)

(c)

Pineboom Investment Holding

On July 11, 2008, CHNR entered into an agreement to acquire all the issued and outstanding capital stock of Pineboom Investment Holding (“Pineboom”) and its wholly-owned subsidiaries (collectively referred to as the “Dayun Coal Mine”) from the Shareholder and assume the outstanding indebtedness owed to the Shareholder by Dayun Coal Mine. The total purchase price is RMB171,380 (US$25,101) (subject to adjustments).

Pineboom, through its subsidiaries, owns a 100% equity interest in Guizhou Dayun, which owns exploration rights to Huajuejingtian North Sector Coal Mine, a coal mine located in Jinsha County, Guizhou province, the PRC. The closing of this acquisition is expected to take place in mid 2009. At December 31, 2008, the Company had made a cash deposit in connection with this contemplated acquisition of RMB48,070 (US$7,040).

(d)

Newhold Investments Limited

On January 12, 2009, the Company acquired of all of the issued and outstanding capital stock of Newhold Investments Limited (“Newhold”), a BVI company, and its wholly-owned subsidiaries from the Shareholder and assumed the outstanding indebtedness owed by Newhold to the Shareholder on the closing date. The purchase price was RMB288,506 (US$42,000) by reference to the estimated amount of coal resources contained in the Technical Review Report dated December 2008 at not less than 120 million tons. At December 31, 2008, the Company had made a cash deposit in connection with this acquisition of RMB68,671 (US$10,058).

Newhold was incorporated under the laws of the BVI in July 2008. Newhold currently operates, through its wholly-owned subsidiaries Feishang Yongfu and Yangpu Shuanghu, and its 70%-owned subsidiary Guizhou Yongfu, a company established under the laws of the PRC in Guizhou province. Guizhou Yongfu is an enterprise principally engaged in coal mine development in the PRC.

The following unaudited pro forma financial information presents the Company’s consolidated results of operations as if the acquisition of Newhold had occurred as of the beginning of each of the periods presented below. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that would have been reported by the Company had the acquisition been completed as of the beginning of the periods presented, and should not be taken as representative of the Company’s future consolidated results of operations or financial condition.

	2007	2008	2008
	RMB	RMB	US$
Revenue	125,963	846,085	123,919
Net income	23,777	74,066	10,848
Net income per share – basic	1.79	3.84	0.56
Net income per share – diluted	1.37	3.32	0.48

On February 2, 2009, Guizhou Yongfu received a RMB200,000 (US$29,292) long term bank loan from China Minsheng Banking Corp. Ltd., to be repaid in installments over 5 years commencing in 2013. The purpose of the loan is to finance the construction of a coal mine. The loan bears a floating annual interest rate of 7.722% (30% above the over-5-year official base lending rate stipulated by The People’s Bank of China). Guizhou Yongfu drew down RMB100,000 (US$14,650) of the loan in April 2009. The RMB100,000 (US$14,650) balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be in December 2009.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

4.

BUSINESS DIVESTITURES

(a)

2008 sale of 40% interest in Mark Faith

On December 30, 2008, the Company sold a 40% equity interest in Mark Faith to an unrelated third party for RMB95,586 (US$14,000). The Company received a 5% promissory note which was due on June 30, 2009. The note principal plus accrued interest was paid in full in February 2009. The sale of Mark Faith was made to increase the Company’s working capital and to focus on the Company’s upstream coal and nonferrous metal businesses. The Company recognized a gain on the sale of its 40% interest of RMB78,877 (US$11,553). The gain was not taxable to the Company.

The following unaudited pro forma financial information presents the Company’s consolidated results of operations as if the sale of the 40% investment in Mark Faith had occurred as of the beginning of each of the periods presented below. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that would have been reported by the Company had the sale of the 40% investment in Mark Faith been completed as of the beginning of the periods presented, and should not be taken as representative of the Company’s future consolidated results of operations or financial condition.

	2007	2008	2008
	RMB	RMB	US$
Revenue	424,740	937,397	137,293
Net income (loss)	22,298	(19,823)	(2,884)
Net income (loss) per share – basic	1.68	(1.03)	(0.15)
Net income (loss) per share – diluted	1.29	(0.89)	(0.13)

(b)

2006 sales of iSense and HARC

On July 31, 2006, the Company sold its 100% equity interest in iSense to the director and former shareholder of iSense for cash of RMB2,060 (US$302). On October 3, 2006, the Company sold its 100% equity interest in Hainan Cihui Industrial Co. Ltd. (“HARC”) to an unaffiliated third party for cash of RMB30,900 (US$4,526). The Company recognized a loss of approximately RMB11,901 (US$1,743) from these dispositions, including goodwill of RMB21,915 (US$3,210) that was written off. As a result of these dispositions, the Company ceased its advertising operation effective July 31, 2006 and its commodity trading operation effective October 3, 2006, and their results are presented as discontinued operations.

Revenues from discontinued iSense operations was RMB189 (US$28) for the year ended December 31, 2006. Revenue from discontinued HARC operations was RMB117 (US$17) for the year ended December 31 2006. Loss before income taxes for discontinued iSense operations was RMB266 (US$39) for the year ended December 31, 2006. Loss before income taxes from discontinued HARC operations was RMB393 (US$58) for the year ended December 31, 2006.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

5.

INVENTORIES

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Inventories consist of:
Raw materials	4,024	36,192	5,301
Work in progress	422	14,551	2,131
Finished goods	187	31,804	4,658
	4,633	82,547	12,090
Less inventory reserve	—	(16,302)	(2,388)

	4,633	66,245	9,702

At December 31, 2008, the Company has made a prepayment for raw materials of RMB16,061 (US$2,352). This prepaid asset is included in other current assets at December 31, 2008.

6.

PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31,
	2007	2008	2008
	RMB	RMB	US$
At cost:
Buildings and mine development	27,919	65,485	9,591
Machinery and equipment	6,537	194,801	28,531
Motor vehicles	3,571	5,923	867
Mining rights	12,586	13,286	1,945
Land use rights	—	2,688	394
Construction in progress	—	341	51
	50,613	282,524	41,379
Less accumulated depreciation and depletion	(12,841)	(40,061)	(5,867)

	37,772	242,463	35,512

At December 31, 2007 and 2008, accumulated depreciation and depletion included accumulated depletion of mining rights of RMB2,549 (US$373) and RMB7,443 (US$1,090), respectively.

At December 31, 2007 and 2008, accumulated depreciation, depletion and impairment included impairment of exploration rights of RMB117 (US$17) and RMB350 (US$51), respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

7.

INVESTMENTS IN UNCONSOLIDATED INVESTEES

The Company’s investments in unconsolidated investees include a 48% investment in Hainan Nonferrous Metal and a 45% investment in Guangdong Longchuan. The remaining equity interests held in these entities are held by non-related parties. Both Hainan Nonferrous Metal and Guangdong Longchuan are companies in the exploration stage, and they have no revenues from operations. Both Hainan Nonferrous Metal and Guangdong Longchuan are primarily engaged in the acquisition and exploration of mineral properties, and both have capitalized mineral property costs in accordance with EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets. At the end of each quarter, Hainan Nonferrous Metal and Guangdong Longchuan assess the carrying value for impairment. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

(a)

Hainan Nonferrous Metal

Financial information of Hainan Nonferrous Metal as of December 31, 2008 and 2007, and for the periods ended December 31, 2007 and 2008, is as follows:

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Assets:
Current assets (1)	32,315	29,868	4,374
Property and equipment, including exploration rights	31,495	16,647	2,438
	63,810	46,515	6,812
Liabilities and owners’ equity
Current liabilities	279	140	20
Minority interest	—	105	15
Owners’ equity	63,531	46,270	6,777
	63,810	46,515	6,812

———————

(1)

Currently assets include a receivable from Yangpu Lianzhong of RMB53 (US$8) at December 31, 2008 (Note 11).

	Period from September 5, 2007 through December 31,	Year Ended December 31,
	2007	2008	2008
	RMB	RMB	US$
Revenue	54	976	143
Cost of sales	—	(973)	(143)
Expenses	(4,523)	(17,264)	(2,528)

Net loss	(4,469)	(17,261)	(2,528)

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

7.

INVESTMENTS IN UNCONSOLIDATED INVESTEES (Continued)

(b)

Guangdong Longchuan

Guangdong Longchuan owns an exploration right located in Guangdong Province, the PRC, which is believed to be a silver, lead, zinc and copper polymetallic mine. Guangdong Longchuan is in the process of applying for a mining permit for a 1.45 km² site area of the Jinshizhang mine; and the first stage geochemical exploration, field geology work, geophysics exploration, trenching and drilling activities for the remaining 51.48 km² area are in progress.

Financial information of Guangdong Longchuan as of December 31, 2008, and for the period from January 15, 2008 through December 31, 2008, is as follows:

	December 31, 2008
	RMB	US$
Assets:
Current assets	160	23
Property and equipment, including
exploration right	87,152	12,764
	87,312	12,787
Liabilities and owners’ deficit:
Current liabilities (1)	88,437	12,953
Owners’ deficit	(1,125)	(166)
	87,312	12,787

———————

(1)

Current liabilities include a payable to Yunnan Mining of RMB39,290 (US$5,754) at December 31, 2008.

	Period from January 15, 2008 through December 31, 2008
	RMB	US$
Expenses	(3,124)	(458)

Net loss	(3,124)	(458)

During the year ended December 31, 2008, Guangdong Longchuan losses were applied to the equity investment and reduced the balance to $0. Guangdong Longchuan losses for the year ended December 31, 2008 in excess of the carrying value of the Company’s investment in Guangdong Longchuan (RMB506 (US$75)) were applied to reduce the value of the advances receivable due from Guangdong Longchuan (Note 11).

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

8.

OTHER PAYABLES

Other payables consist of:

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Natural resources fee (a)	8,990	9,580	1,403
Staff compensation fund (b)	3,665	3,485	510
Safety management fee (c)	6,830	7,615	1,115
Other	4,870	4,804	704
	24,355	25,484	3,732
Provision for production maintenance (d)	8,312	10,087	1,477

	32,667	35,571	5,209

(a)

The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales (Note 15).

(b)

The staff compensation fund represents a PRC government-required contribution to a fund established to compensate employees for the loss of their state sponsored pension and post employment benefits upon the acquisition of Anhui by Wuhu in May 2003. The fund is to be distributed to employees at the termination of their employment with Wuhu. Wuhu is not required to make any additional contributions to the fund.

(c)

The safety management fee represents a PRC-required contribution for accident prevention programs and accident related costs. The safety management fee is calculated as a percentage of sales.

(d)

The provision for production maintenance represents a PRC government-required contribution for future mine maintenance and production. It is calculated based on tons of ore extracted.

9.

OTHER INCOME (EXPENSE)

Other income (expense), consists of:

	Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Net gain on sale of marketable securities	5,013	—	—	—
Loss on disposal of property and equipment	(25)	(398)	152	21
Non-operating metal processing income	—	—	11,261	1,650
Net foreign currency transaction and remeasurement loss	—	—	(851)	(125)
Other	(59)	(114)	(97)	(14)
	4,929	(512)	10,465	1,532

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

10.

INCOME TAXES

Pre-tax income from continuing operations for the years ended December 31, 2006, 2007 and 2008, was taxable in the following jurisdictions:

	Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
PRC	114,807	78,208	30,401	4,452
BVI	(14,542)	(41,422)	51,134	7,489
HK	—	—	2,894	424

	100,265	36,786	84,429	12,365

No U.S. corporate income taxes are provided for in these consolidated financial statements, as management believes that the Company is not subject to US income taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes, and no withholding tax is imposed on payments of dividends by the Company.

Wuhu is governed by the income tax laws of the PRC. Being a Sino-foreign joint venture, the Company was entitled to a preferential income tax rate of 15% for three consecutive years commencing from its third profitable year (2005). Beginning in 2008, income is now taxed at the full rate of 25%. Feishang Copper’s income is taxed at the full rate of 25%.

The reconciliation of income tax expense for income tax computed at the PRC federal statutory tax rate applicable to foreign investment enterprises operating in Anhui Province in the PRC, to actual income tax expense is as follows:

	Years Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
PRC statutory tax rate	30%	30%	25%	25%

Computed expected income tax expense	(30,080)	(11,036)	(21,107)	(3,091)
Non-deductible permanent differences	(117)	(13,071)	(7,013)	(1,027)
Non-taxable permanent differences	—	—	19,718	2,887
Preferential tax treatment	15,040	12,056	—	—

Income tax expense	(15,157)	(12,051)	(8,402)	(1,231)

Current income tax expense	(15,157)	(12,051)	(12,827)	(1,879)
Deferred income tax benefit	—	—	4,425	648
	(15,157)	(12,051)	(8,402)	(1,231)

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

10.

INCOME TAXES (Continued)

The principal components of the deferred income tax assets at December 31, 2008 are as follows:

	RMB	US$
Deferred tax assets:
Inventories	4,075	597
Derivative assets	350	51

Total deferred tax assets-all current	4,425	648

11.

RELATED PARTY BALANCES AND TRANSACTIONS

(a)

Commercial transactions with related party affiliates

Commercial transactions with related companies are summarized as follows:

	Year Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Net sales made by Feishang Copper to Wuhu Hengchang Copper Smelting Co., Ltd. (“Wuhu Hengchang”) (1)	—	—	293,991	43,058
Net sales made by Yangpu Lianzhong to Wuhu Hengxin Copper Group Co., Ltd. (“Wuhu Hengxin”) (1)	—	—	26,210	3,839
Net sales made by Feishang Copper to Wuhu Hengxin (1)	—	—	57,269	8,388
Net sales made by Feishang Copper to Hainan Non-ferrous Metal	—	—	1,644	241
			379,114	55,526
CHNR’s share of office rental to Anka
Consultants Limited (“Anka”) (2)	226	258	625	92

———————

(1)

These entities are controlled by Mr. Li Feilie, who is also an officer, and indirectly, the principal beneficial shareholder of the Company. These amounts represent sales of blister copper, embedded gold in copper and embedded silver in copper.

(2)

On September 1, 2000, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, based upon which the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. On July 1, 2008, the Company and Anka entered into a new license agreement to replace the office sharing agreement. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

11.

RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)

Receivables/ payables with related parties

The Company has receivables and payables with related parties, which are all unsecured, non-interest bearing and due on demand. Receivables and payables with related companies are summarized as follows:

	As of December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Receivables from related parties
Trade receivables:
Wuhu Hengxin (1)	—	—	30,665	4,491
Wuhu Hengchang (2)	—	—	40,165	5,883
			70,830	10,374
Advances to unconsolidated investee, Guangdong Longchuan (3)			39,290	5,754
Refundable deposit receivable, Jiangxi Haiji (4)	—	—	3,000	439
Refund of purchase price, Feishang Group Limited (5)			2,101	308

Payables to related parties
Wuhu Feishang Non-metal Material Co Ltd (“WFNM”) (6)	3,444	1,197	406	59
Feishang Enterprise Group Limited (“Feishang Enterprise”) (7)	—	1,024	15,600	2,285
Wuhu Hengxin (8)	—	—	996	146
Shenzhen Xupu Investment Co. Ltd. (“Shenzhen Xupu”) (9)	—	—	1,261	185
Hainan Non-ferrous Metal (10)	—	—	53	8
	3,444	2,221	18,316	2,683
Mr. Li Feilie (11)	8,594	—	—	—

WFNM, Wuhu Hengchang, Wuhu Hengxin, Feishang Enterprise, Jiangxi Haiji, Shenzhen Xupu and Feishang Group are controlled by Mr. Li Feilie who is also an officer, director, and indirectly, the principal beneficial shareholder of the Company.

———————

(1)

Receivable from Wuhu Hengxin, owed to Yangpu Lianzhong, due from the sale of copper products.

(2)

Receivable from Wuhu Hengchang, owed to Feishang Copper, due from the sale of copper products.

(3)

Receivable from Guangdong Longchuan, owed to Yunnan Mining for its acquisition of exploration rights. This receivable is net of an allowance of RMB506 (US$75).

(4)

Receivable from Jiangxi Haiji, owed to Feishang Copper, and represents a refundable deposit paid in connection with a capital lease, discussed below.

(5)

Owed by Feishang Group to the Company as a refund of a portion of the Mark Faith purchase price. This amount was received by the Company in January 2009.

(6)

Payable to WFNM from Wuhu, for expenses paid on behalf of the Company.

(7)

Payable to Feishang Enterprise from Yunnan Mining for the acquisition of Guangdong Longchuan and the net amount of expenses paid by Feishang Enterprise on behalf of Yunnan Mining and certain other subsidiaries.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

11.

RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

 (8)

Payable to Wuhu Hengxin from Feishang Copper for the purchase of blister copper.

(9)

Payable to Shenzhen Xupu collectively by Feishang Management and Yangpu Lianzhong for expenses paid by Shenzhen Xupu on their behalf.

(10)

Payable to Hainan Non-ferrous Metal by Yangpu Lianzhong for expenses paid by Hainan Non-ferrous Metal on behalf of Yangpu Lianzhong.

(11)

Owed by the Company to Mr. Li Feilie for advances made on behalf of the Company and expenses paid on behalf of the Company. During the year ended December 31, 2007, RMB8,594 (US$1,259) was repaid.

(c)

Related party capital lease obligation

The Company has a capital lease obligation with Jiangxi Haiji, an entity controlled by Mr. Li Feilie, for certain of its plant and machinery. The gross and net carrying value of assets under capital leases are approximately RMB32,814 (US$4,806) and RMB31,576 (US$4,624), as of December 31, 2008, respectively. The lease expires in December 2010, and has an effective interest rate of approximately 7.6%. Interest expense for the year ended December 31, 2008 was RMB1,835 (US$269). Scheduled lease payments under this capital lease obligation as of December 31, 2008, are as follows:

	Year	RMB	US$

	2009	11,294	1,654
	2010	11,304	1,656
		22,598	3,310
Less amount representing interest		(1,841)	(270)
Present value of net scheduled lease payments		20,757	3,040
Less amount due in one year		(9,977)	(1,461)
		10,780	1,579

12.

SHAREHOLDERS’ EQUITY

(a)

Common stock and warrant subscription agreements

In August 2007, the Company completed the sale to six non-U.S. persons of an aggregate of 2,187,500 units, each unit consisting of two common shares and one warrant to purchase one common share, for a purchase price of US$16.00 per unit, or an aggregate purchase price of US$35,000. Net proceeds to the Company were RMB264,831 (US$38,788). Each warrant entitles the holder to purchase one common share at an exercise price of US$10.00 per share for a three-year period commencing in August 2008.

(b)

Stock options

The Company has adopted the 2003 Equity Compensation Plan (the “2003 Plan”). The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options. The Company has reserved a number of shares of common stock equal to 20% of the issued and outstanding common stock of the Company (3,924,683 shares), from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

12.

SHAREHOLDERS’ EQUITY (Continued)

(b)

Stock options (continued)

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. For options granted in 2007 and 2008, no forfeiture rate was considered necessary in the estimates.

Through December 31, 2006, the Company had no outstanding options. A summary of stock option activity of employees and directors for the years ended December 31, 2007 and 2008, is presented below:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US $		US $
Outstanding at January 1, 2007	—	—

Granted	2,300,000	8.51

Exercised	(1,400,000)	8.51

Forfeited	—	—

Outstanding at December 31, 2007	900,000	8.51

Granted	1,000,000	22.64

Exercised	(300,000)	8.51

Forfeited	—	—

Outstanding at December 31, 2008	1,600,000	17.34	1.84	3.49

Exercisable at December 31, 2008	1,600,000	17.34	1.84	3.49

The aggregate intrinsic value per option in the table above represents the total intrinsic value (the difference between the closing stock price on December 31, 2008 of US$12.00 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders, had all option holders been able to and in fact, had exercised their options on December 31, 2008.

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2008 was US$11,646 and US$2,397, respectively. As of December 31, 2008, the aggregate intrinsic value of options outstanding and options exercisable was US$5,584.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

12.

SHAREHOLDERS’ EQUITY (Continued)

2007 transactions

In August 2007, 2,300,000 stock options were granted to officers, directors and key employees of the Company at an exercise price of US$8.51 per share (the fair market value of the Company’s common stock as of the grant date). The options are exercisable commencing on the day following the grant date and terminating three years following the grant date. The estimated fair value of these options at the date of grant using the Black Scholes option pricing model was RMB38,998 (US$5,712) with the following assumptions: risk-free interest rate (the risk-free interest rate for expected term of options) of 4.8%; no dividend yield; volatility (an analysis of historical volatility was used) of 62.4%; and the expected term of the options of one year. The weighted average grant date fair value of options awarded in 2007 was US$2.24 per option. The total fair value of options vested during 2007 was approximately RMB38,998 (US$5,712).

In 2007, options to purchase 1,400,000 shares were exercised and the Company received gross proceeds of RMB88,709 (US$12,993).

2008 transactions

In January 2008, 1,000,000 stock options were granted to the Company’s CEO at an exercise price of US$22.64 per share (the fair market value of the Company’s common stock as of the grant date). The options are exercisable commencing on the day following the grant date and terminating three years following the grant date. The estimated fair value of these options at the date of grant using the Black Scholes option pricing model was RMB78,049 (US$11,431), which are being amortized over the requisite service period of three years, with the following assumptions: risk-free interest rate of 3.0%; no dividend yield; volatility of 124.5%; and the expected term of the options of one year. The weighted average grant date fair value of options awarded in 2008 was US$3.57 per option.

In August 2008, employee options to purchase 300,000 common shares granted under the equity compensation plan were exercised by Mr. Li Feilie, the Company’s Chairman and CEO, and the Company received gross proceeds of RMB17,472 (US$2,559) in connection therewith.

The total fair value of options vested during 2008 was approximately RMB26,016 (US$3,810). As of December 31, 2008, there were 666,667 non-vested options outstanding that had a weighted average exercise price of US$22.64 and a weighted average grant date fair value of US$7.55 per share. Approximately RMB52,033 (US$7,621) in unrecognized compensation expense related to the non-vested options is expected to be recognized in full by 2010.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

12.

SHAREHOLDERS’ EQUITY (Continued)

(c)

Warrants

Common stock warrant transactions during 2006, 2007 and 2008, are summarized below:

	Warrants	Weighted Average Exercise Price
		US $
Outstanding as January 1, 2006	—	—

Granted	4,500,000	4.39

Exercised	—	—

Expired	—	—

Outstanding at December 31, 2006	4,500,000	4.39

Granted	2,187,500	10.00

Exercised	—	—

Expired	—	—

Outstanding at December 31, 2007	6,687,500	6.22

Granted	—	—

Exercised	(2,000,000)	4.00

Expired	—	—

Outstanding at December 31, 2008	4,687,500	7.17

Through December 31, 2006, the Company had outstanding warrants that entitled the holder to purchase up to 4,500,000 shares of common stock (2,000,000 at an exercise price of US$4.00 per share) for a term of two years; 1,500,000 at an exercise price of US$4.50 per share for a term of three years; and 1,000,000 at an exercise price of US$5.00 per share for a term of four years. In February 2008, warrants to purchase 2,000,000 common shares were exercised, and the Company received RMB57,557 (US$8,430). In January 2009, warrants to purchase 1,500,000 common shares were exercised by Feishang Group, and the Company received gross proceeds of RMB46,087 (US$6,750).

The weighted average grant date fair value of the warrants issued in 2006 and 2007 was approximately US$2.24 and US$4.49 per warrant, respectively.  The aggregate intrinsic value of the warrants outstanding at December 31, 2008 of approximately RMB154,477 (US$22,625) represents the total intrinsic value (the difference between the closing stock price on December 31, 2008 of US$12.00 and the exercise price, multiplied by the number of in-the-money warrants) that would have been received by the warrant holders, had all the warrant holders been able to and in fact, had exercised their warrants on December 31, 2008. All warrants are fully vested at December 31, 2008. The weighted average remaining contractual term of the warrants outstanding at December 31, 2008 is approximately one year.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

12.

SHAREHOLDERS’ EQUITY (Continued)

(d)

Dividend restrictions and reserves

The Company’s structure creates restrictions on its payment of dividends. The payment of dividends is also subject to numerous restrictions imposed under PRC law, including restrictions on the conversion of local currency into United States dollars and other currencies.

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually.

In January 2006, the Board of Directors of Wuhu approved appropriations of RMB1,709 (US$250) and RMB1,709 (US$250) to the general reserve and the enterprise expansive reserve, respectively. The Board of Directors also declared dividends of RMB38,462 (US$5,633). The dividends were based on PRC profits for 2005.

13.

CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of the following:

(a)

Cash and cash deposits

The Company maintains its cash and cash deposits primarily with various PRC State-owned banks and Hong Kong based financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(b)

Trade receivables

Wuhu

The Company sells zinc and iron products to companies in the PRC. Management considers that the Company’s current customers are generally creditworthy and credit is extended based on an evaluation of the customers’ financial condition and, therefore, generally collateral is not required. The Company maintains an allowance for potential credit losses based on its loss history and aging analysis. Such losses have been within management’s expectations. At December 31, 2007 and 2008, the largest five customers accounted for 100% and 89% of trade receivables, respectively. The allowance for doubtful accounts receivable was RMB295 (US$43) at December 31, 2007 and 2008. During the year ended December 31, 2006, three customers accounted 85%, 5% and 5%, respectively, of the Wuhu’s net sales (85%, 5% and 5% of total net sales). During the year ended December 31, 2007, three customers accounted for 59%, 13% and 8%, respectively, of the Wuhu’s net sales (59%, 13% and 8% of total net sales). During the year ended December 31, 2008, three customers accounted for 45%, 17% and 11%, respectively, of Wuhu’s net sales (4%, 1% and 1% of total net sales).

The Company’s entire production of zinc for the years ended December 31, 2006, 2007 and 2008 was sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”). Wuhu is a party to a one-year non-binding sales contract with Huludao, subject to renewal each year. While the sales contract has been renewed on an annual basis in the past, in the event Wuhu and Huludao are unable to agree upon renewal terms, or if Wuhu’s sales contract with Huludao is not renewed for any other reason, Wuhu will have to identify one or more alternative outlets for its mineral production.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

13.

CONCENTRATION OF RISK (Continued)

Feishang Copper

Feishang Copper sells its products primarily to companies located in the PRC. Management considers that the Company’s current customers are generally creditworthy and credit is extended based on an evaluation of the customers’ financial condition and, therefore, generally collateral is not required. The Company maintains an allowance for potential credit losses based on its loss history and aging analysis. Such losses have been within management’s expectations. For the period from March 4, 2008 to December 31, 2008, Feishang Copper’s five largest customers accounted for approximately 92% of its net sales (84% of total net sales), of which RMB294 million (US$43 million) (38%) and RMB57.3 million (US$8.4 million) (7%) were sold to related parties, Wuhu Hengchang and Wuhu Hengxin respectively. Feishang Copper has a one-year sales contract with Wuhu Henchang, which expires in December 2009, and is subject to annual renewal; however, the sales contract does not obligate Wuhu Henchang to purchase copper from Feishang Copper. Given the large percentage of sales derived from Wuhu Henchang, in the event Wuhu Henchang ceases or reduces its purchases from Feishang Copper, or if Feishang Copper and Wuhu Henchang are unable to agree upon renewal terms, or Feishang Copper’s sales contract with Wuhu Henchang is not renewed for any other reason, Feishang Copper will have to identify other alternative outlets for its copper production which may have a material adverse effect on Feishang Copper’s results of operations.

(c)

Bills receivable

Bills receivable represent letters of credit obtained by customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2008, the bills receivable balance was guaranteed by banks. The bills receivable have normal terms of maturity of three to six months.

(d)

Supplier concentration

For the year ended December 31, 2008, the largest five suppliers accounted for 90% of Feishang Copper’s purchases. For the year ended December 31, 2008, one supplier accounted for 59% of Feishang Copper’s purchases. In the event this supplier is unable to supply Feishang Copper with its production requirement, Feishang Copper may suffer delays in the production and delivery of copper. Any such delays could have an adverse impact on the Company’s results of operation and cash flows.

(e)

Estimates of probable reserves

Estimates of probable reserves are subject to considerable uncertainty. Such estimates are, to a large extent, based on the price of metal and ore and interpretations of geologic data obtained from drill holes and other exploration techniques. Producers use feasibility studies to derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating costs and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phase of exploration before production and, during that time, the economic feasibility of exploiting a discovery may change.

(f)

Sub-contractor performance

Wuhu sub-contracts its ore extraction work to a third party. To some extent, the Company’s operations are affected by the performance of the contractor, whose activities are not within the Company’s control. If the contractor fails to achieve the guaranteed monthly extraction volume, or the contractor otherwise fails to perform its obligations under its agreement with the Company, the agreement may be terminated by the Company; however, termination of the relationship could adversely affect the Company’s operating results and cash flows.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

13.

CONCENTRATION OF RISK (Continued)

(g)

Commodity risk

The cash flows and profitability of Wuhu’s current operations are significantly affected by the market price of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond Wuhu’s control.

The cash flows and profitability of Feishang Copper’s current operations are significantly affected by the market price of copper. The commodity price of copper is volatile and is affected by factors beyond Feishang Copper’s control.

(h)

Foreign currency risk

The RMB is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of People’s Bank of China, controls the conversion of the RMB into foreign currencies. The value of the RMB is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

14.

FAIR VALUE OF FINANCIAL INSTRUMENTS

On January 1, 2008, the Company adopted the provisions of SFAS No. 157 on a prospective basis for its financial assets and liabilities. SFAS No. 157 requires that the Company determine the fair value of financial assets and liabilities using the fair value hierarchy established in SFAS No. 157 and describes three levels of inputs that may be used to measure fair value, as follows:

•

Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In accordance with SFAS No. 157, the following table represents the fair value hierarchy for the Company’s financial assets measured at fair value on a recurring basis as of December 31, 2008. The Company had no financial liabilities subject to fair value measurement at December 31, 2008.

			Fair Value Measurements at December 31, 2008 Using
Description	Balance at December 31, 2008		Quoted Prices in Active Markets for Identical Items (Level 1)		Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative assets:					—	—
Futures contract	RMB	4,097	RMB	4,097	—	—
Total derivative assets	RMB	4,097	RMB	4,097	—	—
	US$	600	US$	600

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

14.

FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Group in estimating the fair value of its financial instruments:

(a)

Derivative financial instruments

During 2008, the Company entered into copper futures contracts (derivative contracts) to mitigate the potential impact of fluctuations in the price of copper on the Company’s pricing terms with certain customers. The Company recognizes these derivative instruments on its balance sheet at fair value, and records changes in the fair value of such contracts as other income (expense) in the statements of operations as they occur, unless specific hedge accounting criteria are met. The Company did not apply hedge accounting to any of the contracts outstanding at December 31, 2008.

At December 31, 2008, the Company had outstanding copper futures contracts, with an aggregate fair value of RMB4,097 (US$600) consisting of contracts to sell 1,750 metric tons of copper in March 2009. The aggregate fair value of such contracts has been recorded as a component of other current assets on the consolidated balance sheet at December 31, 2008.  The Company recorded net gains of RMB25,834 (US$3,784) in 2008, which includes an unrealized loss of RMB1,400 (US$205) at December 31, 2008.

(b)

Other working capital financial instruments

The carrying amounts reported in the consolidated balance sheet for cash, non-related party receivables, accounts payable and other payables approximate their fair values due to their short maturities.

(c)

Amounts due to/from related parties

The fair values of amounts due to/from related parties are not subject to reasonable estimation based upon the related party nature of the underlying transactions.

(d)

Financial instruments held for trading

Fair value is based on quoted market prices at the balance sheet date without any deductions for the transaction costs.

15.

COMMITMENTS AND CONTINGENCIES

(a)

Land rehabilitation accrual

According to the “Rules on Mineral Resources Administration” and “Rules on Land Rehabilitation” of the PRC, mining companies causing damages to cultivated land, grassland or forest are required to restore the land to a state approved by the local governments. Wuhu has been accruing RMB0.018/ MT (metric ton) of ore extracted.

For the years ended December 31, 2006, 2007, and 2008, rehabilitation expenses of RMB2,303 (US$337), RMB1,735 (US$254) and RMB1,775 (US$260), respectively, were charged to operations and included in cost of sales. At December 31, 2007 and 2008, the Company has accrued RMB8,312 (US$1,217) and RMB 10,087 (US$1,477), respectively.

(b)

Environmental charges

The Company’s mining and exploration activities are subject to various PRC laws and regulations governing the protection of the environment. These law and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

15.

COMMITMENTS AND CONTINGENCIES (Continued)

(b)

Environmental charges (continued)

Wuhu’s mining operations are subject to “Natural Resources Compensation Charges” at 2% of Wuhu sales. Feishang Copper is engaged in the smelting of copper and was not involved in any mining activities in 2008. As such, they are not subject to any such charges.

For the years ended December 31, 2006, 2007, and 2008, Natural Resource Compensation Charges of RMB3,020 (US$442), RMB2,420 (US$354) and RMB1,420 (US$208), respectively, were charged to operations and included in cost of sales. At December 31, 2007 and 2008, the Company has accrued RMB8,990 (US$1,317) and RMB9,580 (US$1,403), respectively.

16.

SEGMENT INFORMATION

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance.

Beginning in March 2008, with the acquisition of Mark Faith, the Company has two reportable segments. The accounting policies of both segments are the same, and are as described in the summary of significant accounting policies. The Company evaluates performance based on operating earnings of the respective business units. The Copper Smelting segment includes certain activities of China Coal and its subsidiaries that purchased and sold copper in 2008; therefore, these operations are included in this segment.

As of and for the year ended December 31, 2008, segment results were as follows:

	RMB
	Exploration and Mining	Copper Smelting	Corporate activities	Total
Net sales	74,707	771,377	—	846,084
Depreciation and amortization	7,206	10,890	194	18,290
Impairment of exploration rights	350	—	—	350
Stock-based compensation	—	—	26,016	26,016
Income (loss) from operations	21,318	(11,954)	(32,850)	(23,486)
Interest income	1,372	2,107	786	4,265
Income tax expense	5,747	2,655	—	8,402
Loss attributable to unconsolidated investees	(9,691)	—	—	(9,691)
Gain on sale of 40% interest in Mark Faith	—	—	78,877	78,877
Net income	6,704	22,215	47,108	76,027
Total assets	157,583	419,597	235,756	812,936
Total liabilities	44,915	68,580	3,126	116,621

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts in thousands, except share and per share data)

16.

SEGMENT INFORMATION (Continued)

	US$
	Exploration and Mining	Copper Smelting	Corporate activities	Total
Net sales	10,942	112,978	—	123,920
Depreciation and amortization	1,056	1,595	28	2,679
Impairment of exploration rights	51	—	—	51
Stock-based compensation	—	—	3,810	3,810
Income (loss) from operations	3,122	(1,751)	(4,812)	(3,441)
Interest income	201	309	115	625
Income tax expense	842	389	—	1,231
Loss attributable to unconsolidated investees	(1,419)	—	—	(1,419)
Gain on sale of 40% interest in Mark Faith	—	—	11,553	11,553
Net income	981	3,253	6,900	11,134
Total assets	23,080	61,455	34,529	119,064
Total liabilities	6,578	10,044	458	17,080

SCHEDULE 1

CHINA NATURAL RESOURCES INC.

STATEMENTS OF INCOME

(Amounts in thousands of RMB, except share data)

	Year Ended December 31,
	2007	2008
General and administrative expenses*	(44,073)	(32,850)
Other (expense)/income, net	(10,345)	89,782
(Loss)/income before income taxes	(54,418)	56,932
Income taxes	—	—
Net (loss)/income	(54,418)	56,932

* Amount of share-based compensation expense included in general and administrative expenses	38,998	26,016

SCHEDULE 1

CHINA NATURAL RESOURCES INC.

BALANCE SHEETS

(Amounts in thousands of RMB, except share data)

	December 31,
	2007	2008

ASSETS
Current assets:
Cash	359,528	20,197
Note receivable	—	96,166
Prepaid expenses and other receivables	28	118,804
Amounts due from subsidiaries	12,532	257,706

Total current assets	372,088	492,873

Equipments, net	49	589
Investments in subsidiaries	25,335	38,626
Total assets	397,472	532,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities	1,152	3,126

Total liabilities	1,152	3,126

Shareholders’ equity:
Common shares (no par value - authorized 200,000,000 shares; issued and outstanding –17,323,416 and 19,623,416 shares at December 31, 2007 and 2008, respectively)	290,179	290,179
Additional paid-in capital	314,329	415,374
Retained earnings	(189,556)	(132,624)
Accumulated other comprehensive loss	(18,632)	(43,967)

Total shareholders’ equity	396,320	528,962
Total liabilities and shareholders’ equity	397,472	532,088

SCHEDULE 1

CHINA NATURAL RESOURCES INC.

STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB, except share data)

	Common Shares Outstanding	Share Capital Amount	Reserves	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Share holders’ Equity	Comprehensive Income

Balance at December 31, 2006		25,348		186,622	(135,138)	(4,488)	72,344
Private placement		264,831					264,831
Shares issued on exercise of options				38,998			38,998
Equity-settled share-based payment				88,709			88,709
Net income (loss)					(54,418)		(54,418)	(54,418)
Foreign currency translation						(14,144)	(14,144)	(14,144)
Comprehensive income								(68,562)
Balance at December 31, 2007	—	290,179	—	314,329	(189,556)	(18,632)	396,320
Shares issued on exercise of options	—	—	—	26,015	—	—	26,015
Equity-settled share-based payment	—	—	—	75,030	—	—	75,030
Net income (loss)	—	—	—	—	56,932	—	56,932	56,932
Foreign currency translation	—	—	—	—	—	(25,335)	(25,335)	(25,335)
Comprehensive income								31,597
Balance at December 31, 2008	—	290,179	—	415,374	(132,624)	(43,967)	528,962

SCHEDULE 1

CHINA NATURAL RESOURCES INC.

STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB, except share data)

	Year Ended December 31,
	2007	2008
OPERATING ACTIVITIES
Net (loss)/income	(54,418)	56,932
Adjustments to reconcile net income to net cash used in operating activities:
Loss on disposal of subsidiaries	13,018	—
Gain on sale of investment in subsidiary	—	(88,701)
Gain on disposal of equipment	—	(268)
Depreciation	193	194
Share-based compensation	38,998	26,016
Changes in operating assets and liabilities:
Prepaid expenses and other receivables	30	(10)
Note receivable	—	(27)
Accrued expenses and other payables	(259)	1,973

Net cash used in operating activities	(2,438)	(3,891)

INVESTING ACTIVITIES
Proceeds on disposal of equipment	—	268
Acquisition of subsidiaries	—	(22,152)
Deposits on business acquisitions	—	(118,346)
Repayments to affiliates	(8,389)	(251,348)
Purchase of equipment	—	(750)

Net cash used in investing activities	(8,389)	(392,328)

FINANCING ACTIVITIES
Proceeds from exercise of warrants	—	57,557
Proceeds from issuance of shares	264,831	—
Proceeds from excercise of stock options	88,709	17,472

Net cash provided by financing activities	353,540	75,029

NET INCREASE/(DECREASE) IN CASH	342,713	(321,190)
CASH, BEGINNING	29,840	359,528
Effect on exchange rate changes on cash	(13,025)	(18,141)
CASH, ENDING	359,528	20,197

CHINA NATURAL RESOURCES INC.

NOTE TO SCHEDULE 1

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2008, RMB269,528 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2007 and 2008. The condensed financial information of the Company for the year ended December 31, 2006 is not presented because Feishang Mining is deemed to be the acquirer for accounting purposes following the reverse merger on February 3, 2006. As a result, it is not practicable to present Schedule information for the year ended 2006.

During the years ended December 31, 2006, cash dividends of RMB38,462 were declared and paid by subsidiaries of the Company. During the years ended December 31, 2007 and 2008, no cash dividends had been declared and paid by subsidiaries of the Company.

EXHIBIT INDEX

Exhibit No.	Description
4.21	Bank Loan Agreement dated February 2, 2009 by and between Guizhou Yongfu and China Minsheng Banking Corp. Ltd.
8	Subsidiaries of the Registrant
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002