Form 20-F
period 2009-12-31
CHINA NATURAL RESOURCES INC
filed 2010-05-26
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

✓ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2009
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from: _____________ to _____________
OR
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 21,123,416 Common Shares as of December 31, 2009.

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

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the "RMB Exchange Rate") as quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2009, which was US$1.00 = RMB6.8270. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2009. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the RMB Exchange Rate or at all.

References to “Baiping Mining” are to Jinsha Baiping Mining Co. Ltd., a company organized in the PRC and a 70%-owned subsidiary of Guizhou Puxin.

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

References to "China Coal" are to China Coal Mining Investment Limited, a Hong Kong company and a wholly-owned subsidiary of CHNR.

References to “Dayuan Coal” are to Nayong Dayuan Coal Mining Co. Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

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

References to “FMH Services” are to Feishang Corporate Services Inc, a Florida corporation and, a wholly-owned subsidiary of CHNR.

References to "GAAP" or “U.S. GAAP” are to generally accepted accounting principles of the United States.

References to “Gouchang Coal” are to Nayong Gouchang Coal Mining Co. Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

i

References to “Guangdong Longchuan” are to Guangdong Longchuan Jinshi Mining Development Co. Limited, a PRC joint stock limited liability company, a 45% interest in which is owned by Yangpu Lianzhong. On February 1, 2010, Yangpu Lianzhong disposed of its 45% interest in Guangdong Longchuan to an unaffiliated third party.

References to “Guizhou Dayun” are to Guizhou Dayun Mining Co. Ltd., a company organized in the PRC and a wholly-owned subsidiary of Yangpu Dashi.

References to “Guizhou Fuyuantong” are to Guizhou Fuyuantong Energy Co. Ltd., a company organized in the PRC and a wholly-owned subsidiary of Smartact.

References to “Guizhou Puxin” are to Guizhou Puxin Energy Co. Ltd., a company organized in the PRC and a wholly-owned subsidiary of Guizhou Fuyuantong.

References to “Guizhou Yongfu” are to Guizhou Yongfu Mining Co. Limited, a company organized in the PRC and a 70%-owned subsidiary of Yangpu Shuanghu.

References to “Hainan” are to Hainan Province of the PRC.

References to “Hainan Haiyu” are to Hainan Yangpu Mining Co. Ltd., a company organized in the PRC and a 70%-owned subsidiary of Hainan Nonferrous Metal.

References to “Hainan Nonferrous Metal” are to Hainan Nonferrous Metal Mining Co. Limited, a PRC joint stock limited liability company, a 48% interest in which is collectively owned by Yangpu Lianzhong and its nominee.

References to “JORC” are to the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy.

References to “Linjiaao Coal” are to Liuzhi Linjiaao Coal Mining Co. Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

References to "Local Governments" are to governments in the PRC, including governments at all administrative levels below the Central Government, including provincial governments, governments of municipalities directly under the Central Government, municipal governments, county governments, and township governments.

References to “Longfei” are to Societe D'investissement Miniere Longfei, a Madagascar company, and an 85% owned subsidiary of Hainan Nonferrous Metal.

References to "Mark Faith" are to Mark Faith Technology Development Limited, a Hong Kong company and a 60%-owned subsidiary of CHNR. On September 29, 2009, the Company disposed of its 60% interest in Mark Faith to an unaffiliated third party.

References to “Medi-China” are to Zhongwei Medi-China.com Limited, a Hong Kong company and a wholly-owned subsidiary of Silver Moon. Medi-China was dissolved on May 2, 2008.

References to "Newhold" are to Newhold Investments Limited, a British Virgin Islands company and a wholly-owned subsidiary of the Company.

References to "Pineboom" are to Pineboom Investment Limited, a British Virgin Islands company and a wholly-owned subsidiary of the Company.

References to the "PRC" or "China" include all territory claimed by or under the control of the Central Government, except Hong Kong, Macao, and Taiwan.

References to "PRC Government" include the Central Government and Local Governments.

References to "Provinces" include provinces, autonomous regions, and municipalities directly under the Central Government of the PRC.

References to "Series B Preferred Stock" are to the Series B Preferred Stock, $.001 par value, of China Resources. References to “Series B Preferred Shares” are to the Series B Preferred Shares, without par value, of CHNR, after the Redomicile Merger.

ii

References to “Sinocean” are to Sinocean Mining Company Limited, a Hong Kong company and a 60%-owned subsidiary of Hainan Nonferrous Metal.

References to “Silver Moon” are to Silver Moon Technologies Limited, a British Virgin Islands company and an 80%-owned subsidiary of the Company. Silver Moon is currently inactive.

References to “Smartact” are to Hong Kong Smartact Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Wealthy Year.

References to "Sunwide" are to Sunwide Capital Ltd., a British Virgin Islands company and a wholly-owned subsidiary of the Company. Sunwide is currently inactive.

References to "Wealthy Year" are to Wealthy Year Limited, a British Virgin Islands company and a wholly-owned subsidiary of the Company.

References to “Wuhu Feishang” are to Wuhu Feishang Mining Development Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Feishang Mining.

References to “Xinsong Coal” are to Liuzhi Xinsong Coal Mining Co. Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

References to “Yangpu Dashi” are to Hainan Yangpu Dashi Industrial Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Feishang Dayun.

References to “Yangpu Lianzhong” are to Yangpu Lianzhong Mining Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of China Coal.

References to “Yangpu Shuanghu” are to Hainan Yangpu Shuanghu Industrial Development Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Feishang Yongfu.

References to “Yunnan Mining” are to Yunnan Feishang Mining Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Wuhu Feishang.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Information

On February 3, 2006 (the “Acquisition Date”), we consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Our acquisition of Feishang Mining was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of our outstanding common shares. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. Accordingly, the following selected financial data for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, represent the operations of Feishang Mining and its wholly-owned subsidiary, Wuhu Feishang, through February 2, 2006 and the consolidated operations of Feishang Mining and the Company subsequent to February 2, 2006. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are stated in RMB and are derived from (I) the audited consolidated financial statements of Feishang Mining for the years ended December 31, 2005, (II) the audited consolidated financial statements of the Company for the years ended December 31, 2006, 2007, 2008 and 2009, as adjusted by the immaterial correction of errors in accordance with the guidance of Staff Accounting Bulletin No. 99 and 108 contained in Form 6-K dated December 2, 2009, and should be read in conjunction therewith. We have also revised the financial data to present non-controlling interests, formerly referred to as minority interest, as a component of equity in accordance with ASC 810-10-65 Transition related to FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” which was adopted by us on January 1, 2009, and the classification of Mark Faith as discontinued operations because of its disposal in 2009. Details of the Company’s acquisition of Feishang Mining are described elsewhere in this report.

	Amounts in thousands, except share amounts and per share data
	Feishang Mining (I) Year Ended December 31, 2005	Company (II) Year Ended December 31, 2006	Company (II) Year Ended December 31, 2007	Company (II) Year Ended December 31, 2008	Company (II) Year Ended December 31, 2009
	RMB	RMB	RMB	RMB	RMB

Operating Statement Data
Net sales
- Related parties	—	—	—	26,210	63,025
- Others	98,962	145,389	125,963	74,707	44,725
	98,962	145,389	125,963	100,917	107,750
Cost of sales
- Related parties				(25,452)	(61,887)
- Others	(42,932)	(38,058)	(39,855)	(34,953)	(33,749)
	(42,932)	(38,058)	(39,855)	(60,405)	(95,636)
Income from continuing operations before income taxes	47,851	98,994	35,472	(18,421)	(63,277)
Income from continuing operations	40,028	83,855	23,456	(24,715)	(65,715)
Income/(loss) from discontinued operations before income taxes	—	(12,560)	—	106,092	118,780
Income/(loss) from discontinued operations	—	(12,560)	—	103,437	112,196

	Amounts in thousands, except share amounts and per share data
	Feishang Mining (I) Year Ended December 31, 2005	Company (II) Year Ended December 31, 2006	Company (II) Year Ended December 31, 2007	Company (II) Year Ended December 31, 2008	Company (II) Year Ended December 31, 2009
	RMB	RMB	RMB	RMB	RMB
Net income (loss) attributable to:
CHNR shareholders	40,028	71,295	23,456	78,722	54,140
Non-controlling interests	—	—	—	—	(7,659)
	40,028	71,295	23,456	78,722	46,481

Net income (loss) attributable to CHNR shareholders:
Continuing operations	40,028	71,295	23,456	(24,715)	(62,431)
Discontinued operations	—	—	—	103,437	116,571
	40,028	71,295	23,456	78,722	54,140

Net income/(loss) per share: Basic
Continuing operations	4.01	7.35	1.76	(1.28)	(2.97)
Discontinued operations	—	(1.10)	—	5.36	5.55
	4.01	6.25	1.76	4.08	2.58

Net income/(loss) per share: Diluted
Continuing operations	3.96	6.08	1.35	(1.11)	(2.86)
Discontinued operations	—	(0.91)	—	4.64	5.34
	3.96	5.17	1.35	3.53	2.48

Weighted average number of shares outstanding
Basic	9,980,593	11,402,372	13,290,471	19,276,019	21,004,238
Diluted	10,110,036	13,798,731	17,347,024	22,278,600	21,817,907

Balance Sheet Data
Total assets	100,113	174,964	574,966	810,109	693,076
Current assets	70,987	143,330	513,814	390,277	481,764
Current liabilities	50,191	43,127	38,131	96,782	131,837
Working capital	20,796	100,203	475,683	293,495	349,927
Non-current liabilities	4,274	6,577	8,312	20,867	181,962
Non-controlling interests	—	—	—	13,919	25,856
Total China Natural Resources, Inc. equity	45,647	125,260	528,523	678,541	353,421

The Company has not paid any dividends with respect to its Common Shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income as reflected in its statutory financial statements are to be allocated to each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, as determined by the resolution of the Board of Directors annually. Since the acquisition of CHNR by China Resources in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders. Prior to the Acquisition, the Board of Directors of Wuhu Feishang declared dividends of RMB44,005,000 and RMB38,462,000 on February 28, 2005 and January 27, 2006, respectively.

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

YEAR	2005	2006	2007	2008	2009

High	8.2767	8.0702	7.8170	7.3041	6.8519
Low	8.0702	7.8051	7.2971	6.8113	6.8192
Average for period	8.1826	7.9573	7.5841	6.9256	6.8315
End of period	8.0702	7.8051	7.2971	6.8277	6.8270

MONTH	Nov 09	Dec 09	Jan 10	Feb 10	Mar 10	Apr 10

High	6.8311	6.8302	6.8277	6.8338	6,8271	6.8276
Low	6.8259	6.8255	6.8263	6.8260	6.8257	6.8236

The exchange rate on May 20, 2010 was USD$1.00 = RMB 6.8277.

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

The majority of our revenue is derived from the sale of iron, zinc and, through September 29, 2009, blister copper and as a result, our earnings are directly related to the prices of these metals. At present, the prices of these metals in the PRC are generally in line with those in the international markets. However, there are many factors influencing the price of iron, zinc and copper including expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions.

These factors are beyond our control and are impossible for us to predict. Changes in the prices of zinc, iron and copper may adversely affect our operating results. We do not have any formal hedging policies to manage possible price fluctuations.

The future financial performance of our coal mines is highly dependent on the price of coal.

The coal mines expected to be operated by our subsidiaries are currently under construction. During the construction process, the coal mine sites are expected to produce some raw coal. However, the future financial performance of the mines are and will continue to be significantly affected by the market prices of the raw coal or anthracite that it produces.

The world and PRC market prices for coal have historically fluctuated widely and are affected by numerous factors beyond our and our subsidiaries’ control, including the overall demand for and world-wide supply of coal, the availability and prices of competing commodities, international economic and political conditions, inventory levels maintained by users and currency exchange rates.

It is difficult to predict whether coal prices will rise or fall in the future. A decline in coal price could have an adverse impact on our future results of operations and financial condition.

Our estimates of the “probable” reserves contained in the mines that we operate are based upon various assumptions, and if our assumptions prove to be inaccurate, or if minerals are depleted from our mines prior to termination of our mineral rights, our revenues, profitability and the market price for our shares may be adversely affected.

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

We are also engaged in mineral exploration activities at certain mining properties for which feasibility studies have not yet been performed. As to these properties, we are unable to provide any estimates of “proven” or “probable” reserves, and there is no assurance that any or all of these properties will prove to contain sufficient mineral deposits to justify further exploration activities.

If we do not replace revenues from operations that we have disposed of, our revenue production and profitability will be adversely affected.

Our revenues and profitability for the fiscal year ended December 31, 2009 were significantly less than we achieved for the 2008 fiscal year, due in substantial part to the disposition of our remaining interest in Mark Faith. Unless we are able to replace the revenues from discontinued operations with increased revenues from existing operations or revenues derived from acquired operations, our future revenue-production and, therefore, our profitability, will be adversely affected.

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

Wuhu Feishang depends on a single customer for its zinc production with whom Wuhu Feishang has no binding contractual understandings, and the loss of that customer would materially and adversely affect our results of operations.

Wuhu Feishang’s entire production of zinc for the years ended December 31, 2007, 2008 and 2009 were sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”), the largest zinc smelter in Asia. Wuhu Feishang is a party to a one-year sales contract with Huludao, subject to renewal every year; however, the sales contract does not obligate Huludao to purchase zinc from Wuhu Feishang. In the event Huludao ceases or reduces its purchases from Wuhu Feishang, or if Wuhu Feishang and Huludao are unable to agree upon renewal terms or Wuhu Feishang’s sales contract with Huludao is not renewed for any other reason, Wuhu Feishang will have to identify one or more alternative outlets for its mineral production. While the sales contract has been renewed on an annual basis in the past, the loss of Huludao as a source for Wuhu Feishang’s zinc production could cause delays in revenue generation and otherwise adversely affect our results of operations.

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

The PRC legal system is a statutory law system. Unlike the common law system, decided legal cases have little significance for guidance, and rulings by the court can only be used as reference with little value as precedents. Since 1979, the PRC government has established a commercial law system, and significant progress has been made in promulgating laws and regulations relating to economic affairs. In addition, in line with its transformation from a centrally-planned economy to a more free market-oriented economy, the PRC government is still in the process of developing a comprehensive set of laws and regulations. Examples are the organization of companies and their regulation, foreign investment, commerce, taxation and trade. However, these regulations are relatively new and the availability of public cases as well as the judicial interpretation of them is limited in number. Moreover, as they are not binding, both the implementation and interpretation of these regulations are uncertain in many areas. Other examples include that the PRC government may impose restrictions on the amount of tariff that may be payable by municipal governments to waste water treatment service providers like us. Also, more stringent environmental regulations may also affect our ability to comply with, or our costs to comply with, such regulations. Such changes, if implemented, may adversely affect our business operations and may reduce our profitability.

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

We are a holding company. All of our operations are conducted in the PRC, and all of our revenues are generated from sales in the PRC. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. The mining industry in the PRC is relatively new and growing, but we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for our services. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and adversely affect our business.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on state bank lending. Such an austere policy can lead to a slowing of economic growth. In October 2004, the People’s Bank of China, the PRC’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. Repeated rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our services and recycled products. Although the People’s Bank of China continued to lower interest rates since 2008 as part of the economic boosting policy and revitalization scheme in order to combat the impact of the current global financial crisis, it is generally believed that inflation will have an impact on the economy as conditions improve.

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

During 2004, we became a British Virgin Islands company, and our officers and directors are non-residents of the United States, our assets are located in the PRC and our operations are conducted in the PRC. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the British Virgin Islands or the PRC would enforce (a) judgments of United States courts against us, or our directors or officers based on the civil liability provisions of the securities laws of the Unites States or any state, or (b) in original actions brought in the British Virgin Islands or the PRC, liabilities against us or any non-residents based upon the securities laws of the United States or any state.

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

Li Feilie, our Chief Executive Officer, beneficially owns approximately 65% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this report under “Security Ownership of Certain Beneficial Owners and Management.”

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

It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective purchaser is encouraged to carefully analyze the risks and merits of an investment in the shares and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

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

Since its incorporation, the Company has sought, acquired and operated various business opportunities that management believed could be operated profitably. Most recently, from 2003 until 2006, the Company operated an advertising, promotion and public relations business, which was disposed of in July 2006.

Reverse Acquisition of Feishang Mining

On February 3, 2006, we acquired the entire issued and outstanding capital stock of Feishang Mining from Feishang Group Limited (“Feishang Group”). Feishang Mining beneficially owns 100% of the capital stock of Wuhu Feishang, a PRC company. Wuhu Feishang is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. Mr. Li Feilie, our Chief Executive Officer, Chairman and principal shareholder, is the sole beneficial owner of Feishang Group. Since May 2003 and continuing following the reverse acquisition, Wuhu Feishang has engaged in the exploration, development and mining of minerals at mines located in Anhui Province, the PRC.

Other Mining/ Exploration Activities

On June 12, 2007, Yunnan Mining was formed as a wholly-owned subsidiary of Wuhu Feishang. On September 10, 2007, Yunnan Mining entered into an agreement to form Hainan Nonferrous Metal as a stock company under the laws of the PRC. Yunnan Mining and its nominee collectively owned a 48% joint venture interest of Hainan Nonferrous Metal, which was formed to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC. During the year ended December 31, 2007, Hainan Nonferrous Metal acquired exploration rights at 12 mines located in Hainan Province, PRC, which are believed to contain molybdenum, copper, lead, zinc and gold. Hainan Nonferrous Metal has engaged third party subcontractors to perform the exploration of the mines, including topographical and geological surveys, exploratory drilling and sampling. However, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained in the mines, or the commercial viability of pursuing a plan of extraction.

On April 3, 2008, Longfei was formed in Madagascar as an 85%-owned subsidiary of Hainan Nonferrous Metal for the purpose of identifying potential mining projects in Madagascar with an initial capital of US$100,000. In November 2008, Yunnan Mining transferred its 48% interest in Hainan Nonferrous Metal to Yangpu Lianzhong as a result of an internal group restructuring.

During the year ended December 31, 2007, Wuhu Feishang acquired exploration rights to the Si Chong Gold-Silver-Lead-Zinc Mine. The mine is located in Anhui Province, PRC, approximately 3 km west of Fanchang City. The exploration right covers approximately 5.81 square kilometers and it is anticipated that the area covered by the exploration right contains mineable quantities of silver, lead, zinc and copper.

On January 12, 2009, CHNR acquired from Feishang Group Limited all the issued and outstanding capital stock of Newhold and the outstanding indebtedness owed to Feishang Group Limited at a consideration of US$42 million. Newhold, through its subsidiaries, owns a 70% interest in Guizhou Yongfu which in turn owns the mining rights to Yongsheng Coal Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, the PRC.

On July 10, 2009, CHNR acquired from Feishang Group Limited all the issued and outstanding capital stock of Pineboom and the outstanding indebtedness owed to Feishang Group Limited at a consideration of US$22.6 million. Pineboom, through its subsidiaries, wholly-owns Guizhou Dayun, which in turns owns exploration right to Huajuejingtian North Sector Coal Mine, a coal mine located in Jinsha County, Guizhou Province, the PRC.

In October 2009, Yunnan Mining acquired exploration rights to the Bai Guo Chong Mine. The Bai Guo Chong Lead-Zinc Mine is located in E Shan Town, Fanchang, Anhui Province in the PRC, approximately 6 kilometers south of Fanchang City. It is anticipated that the mine contains mineable quantities of lead and zinc.

On May 14, 2009, Sinocean was formed in Hong Kong as a 60% owned subsidiary of Hainan Nonferrous Metal with an initial capital of HK$100,000 (US$12,851) for the purpose of identifying potential mining projects in Philippines.

On April 30, 2010, CHNR acquired from Feishang Group Limited all of the issued and outstanding capital stock of Wealthy Year and the outstanding indebtedness of Wealthy Year to Feishang Group Limited at a consideration of US$87 million (subject to adjustments). Wealthy Year, through its wholly-owned and majority-owned subsidiaries, owns mining rights to five coal mines located in Guizhou Province, the PRC.

Discontinued Businesses

On March 4, 2008, CHNR acquired all of the issued and outstanding capital stock of Mark Faith and its wholly-owned subsidiary Feishang Copper, from Feishang Group, a related party, for a purchase price of RMB22.15 million (US$3.24 million). Feishang Copper is engaged in the smelting and refining of blister copper and sulfuric acid for distribution in the PRC, from facilities located in Inner Mongolia. On December 30, 2008, CHNR completed the disposition of a 40% equity interest in Mark Faith to an unrelated third party for consideration of US$14 million. On September 29, 2009, CHNR completed the disposition of the remaining 60% equity interest in Mark Faith to that unrelated third party for consideration of US$21 million. The disposal of the copper smelting business (which was considered a reporting segment) is consistent with the Company’s policy to focus its activities in the up-stream exploration and exploitation activities in the field of iron, non-ferrous metal and coal.

On January 15, 2008, Yunnan Mining acquired a 45% joint venture interest in Guangdong Longchuan from its then shareholders. Guangdong Longchuan was formed to engage in the exploration, development, mining and sale of non-ferrous metals in Guangdong Province in the PRC. Guangdong Longchuan owns exploration right to Jinshizhang Mine in Guangdong Province, the PRC, which is believed to contain silver, lead, zinc and copper. Guangdong Longchuan has obtained the mining permit for a 1.45 square kilometer site area of this mine; and the first stage geochemical exploration, field geology work, geophysics exploration, trenching and drilling activities for the remaining 51.48 square kilometer area are in progress. In November 2008, Yunnan Mining internally transferred its 45% interest in Guangdong Longchuan to Yangpu Lianzhong as a result of an internal group restructuring. On February 1, 2010, Yangpu Lianzhong disposed of its 45% interest in Guangdong Longchuan to an unaffiliated third party.

Financing Activities

On August 24, 2007, the Company consummated the sale, to six non-U.S. persons, of an aggregate of 2,187,500 units, each unit consisting of two Common Shares and one warrant to purchase one Common Share, for a purchase price of $16.00 per unit, or an aggregate purchase price of $35,000,000. Each warrant entitles the holder to purchase one Common Share at an exercise price of $10.00 per share for a three year period commencing August 24, 2008.

On February 1, 2008, warrants to purchase 2,000,000 Common Shares were exercised by Feishang Group, our principal shareholder, and the Company received gross proceeds of US$8,000,000 in connection therewith. On January 29, 2009, warrants to purchase 1,500,000 Common Shares were exercised by Feishang Group and the Company received gross proceeds of US$6,750,000 in connection therewith. On January 26, 2010, warrants to purchase 1,000,000 Common Shares were exercised by Feishang Group, and the Company received gross proceeds of US$5,000,000 in connection therewith.

From October 2007 through December 2007, employee options to purchase 1,400,000 Common Shares granted under our equity compensation plan were exercised by certain employees and officers, and the Company received gross proceeds of US$11,914,000. On August 4, 2008, employee options to purchase 300,000 Common Shares granted under our equity compensation plan were exercised by Mr. Li Feilie, our Chairman and CEO, and the

Company received gross proceeds of US$2,553,000 in connection therewith. On May 6, 2010, employee options to purchase 400,000 Common Shares granted under our equity compensation plan were exercised by Mr. Wong Wah On Edward, our secretary and Chief Financial Officer, and the Company received gross proceeds of US$3,404,000 in connection therewith. On May 17, 2010, employee options to purchase 200,000 Common Shares granted under our equity compensation plan were exercised by Mr. Tam Cheuk Ho, our Executive Vice President, and the Company received gross proceeds of US$1,702,000 in connection therewith.

Other Matters

The Company has not been a party to any bankruptcy, receivership or similar proceedings, trade suspensions or cease trade orders by any regulatory authority.

The Company’s executive offices are located at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, telephone +852 28107205. The Company does not currently maintain an agent in the United States.

B.

Business Overview

Through our operating subsidiaries, we are currently engaged in:

•

The acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals extracted or produced at mines primarily located in Anhui Province in the PRC; and

•

The acquisition, exploration, construction, development and operation of coal mines located in Guizhou Province, the PRC.

Mining of Zinc, Iron and Other Non-Ferrous Metals

The mines in which we have acquired mineral rights are the subject of geological surveys performed by licensed valuers in the PRC in conformity with procedures and protocols generally recognized in the PRC. While these procedures and protocols are different from the procedures and protocols generally recognized in the United States, they are, with respect to certain of our mining properties, sufficient to support the existence of “probable” reserves. However, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable, and the economic value of ore reserves may be adversely affected by price fluctuations in the metal market, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction. In addition, if the assumptions upon which our estimates of “probable” reserves are based prove to be inaccurate, there may not be sufficient mineral deposits at our properties to allow us to extract minerals at current levels for the duration of our mining rights.

Our metal mining operations are conducted by:

•

Wuhu Feishang, a PRC company that is wholly-owned by Feishang Mining. Wuhu Feishang is principally engaged in the mining of zinc, iron and other minerals and nonferrous metals for distribution in the PRC; and

•

Yangpu Lianzhong, a PRC company established on January 21, 2008 as a wholly owned subsidiary (together with its nominee) of China Coal. Yangpu Lianzhong owns a 48% joint venture interest (together with its nominee) in Hainan Nonferrous Metal. Hainan Nonferrous Metal owns exploration rights to 12 mines located in Hainan Province, PRC. Guangdong Longchuan, a 45% joint venture interest of Yangpu Lianzhong, owns the exploration right (a portion of which has been granted a mining right permit) to a silver and multi-metallic ore located in Guangdong Province. Hainan Nonferrous Metal also owns an 85% equity interest in Longfei, a Madagascar company exploring mining resources in Madagascar, a 60% equity interest in Sinocean, a Hong Kong company exploring mining resources in the Philippines and a 70% equity interest in Hainan Haiyu a PRC company exploring mining resources in Mozambique.

Industry Overview of Our Major Products

Zinc

Zinc (chemical element symbol Zn) is a silvery metal that quickly tarnishes to a blue-gray appearance and is ideal for anticorrosion, as well as heat and electricity conduction. Since zinc has a relatively high place in the galvanic series of metals and consequently demonstrates excellent resistance to atmospheric corrosion, the major application of zinc is in galvanizing – a zinc coating on steel to prevent corrosion, which accounts for approximately 50% of the total world zinc consumption. Zinc is also the principal material used in dry batteries. Other applications of zinc include production of brass, die-casting zinc annoy, zinc oxide, etc. Zinc products are widely used in the infrastructure, housing, communication, household appliance and automobile sectors. Most of the world’s production is concentrated in Australia, Canada, China and Peru, which together account for 60% of the world’s total. China is the world’s largest zinc producing and consuming country.

According to the International Lead and Zinc Study Group, (ILZSG), global zinc metal production was 11.287 million tonnes in 2009. Despite an 11.3% increase in Chinese production of refined zinc metal, overall global output declined by a significant 9.1%. This was primarily due to a range of plant cutbacks, closures and suspensions implemented in response to the economic downturn. Zinc metal consumption amounted to 10.843 million tons in 2009, a decrease of 5.6% resulting in a surplus of 380,000 tons of metal on the market. Another surplus is anticipated in 2010.

Global economic activity continued to contract during the first half of 2009, with the notable exception of China and India. As global economic activity began recovering during the third quarter, global demand for zinc began to increase. By the end of 2009, however, China (by 17%) and India (by 6%) were the only two countries where zinc consumption increased year over year. China’s rise in consumption is thought to have been supported partly by its RMB 4 trillion fiscal stimulus package, which directed investment into infrastructure.

Chinese net imports of refined zinc metal rose to a record 641kt of which more than 70% was imported during the first half of 2009. At 1.9 million tonnes, imports into China of zinc contained in zinc concentrates were also at the highest level so far recorded. The following table shows the production, consumption and prices of zinc in China over the past five years:

	2005	2006	2007	2008	2009

Metal production (in thousand tons)	2,776	3,163	3,743	3,913	4,357
Consumption (in thousand tons)	3,037	3,156	3,750	3,925	4,730
Average price (RMB/ ton)	13,713	27,765	28,166	15,465	13,721

———————

Source: China Non-ferrous Metal Industry Association and ILZSG

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

In 2008, the total world iron ore production was approximately 2.22 billion tonnes. While the PRC is the largest producer of crude iron ore, it is also the largest importer of iron ore in the world. According to the National Bureau of Statistics of China, iron ore production in the PRC increased from 260 million tonnes in 2004 to 880 million tonnes in 2009, representing a compound annual growth rate of over 20%. As the PRC economy is expected to grow following the PRC government’s unveiling of a RMB4 trillion (US$585.91 billion) stimulus package for ten sectors, the PRC is expected to remain the dominant source of iron ore demand growth.

China is the world's largest iron ore importer and consumer. China increased iron ore imports in 2009 by 42% to a record 628 million metric tonnes as demand expanded because its RMB4 trillion stimulus spending has boosted steel demand from automakers, home-appliance manufacturers and builders.

In 2010, the Chinese government is expected to continue to support steel product consumption. As the price of imported iron ore is higher than domestically produced iron ore, domestic iron ore miners are likely to ramp up production which may alleviate China's iron ore supply shortage in 2010.

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

Acquisition of Feishang Mining

On February 3, 2006, the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Feishang Mining beneficially owns 100% of the capital stock of Wuhu Feishang, a company established under the laws of the PRC, which is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. We acquired the capital stock of Feishang Mining from Feishang Group Limited (the “Feishang Group”), a British Virgin Islands company. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. In consideration for our receipt of the shares of Feishang Mining, the Company issued 9,980,593 of its Common Shares to Feishang Group, representing approximately 86.4% of its then issued and outstanding Common Shares (after giving effect to the exchange of 320,000 outstanding preferred shares for 320,000 Common Shares), and issued to Feishang Group warrants (the "Warrants") to purchase an additional 4,500,000 Common Shares. Ching Lung Po, director, Chief Executive Officer and Chairman of the Company resigned at the closing of the Acquisition, and Li Feilie, Chairman of Feishang Mining, was appointed as director, Chief Executive Officer and Chairman of the Company. The Company’s other directors and executive officers were not changed as a result of the Acquisition.

The Warrants entitled the holder to purchase: 2,000,000 Common Shares at an exercise price of $4.00 per share for a period of two years from the closing date; 1,500,000 Common Shares at an exercise price of $4.50 per share for a period of three years from the closing date; and 1,000,000 shares at an exercise price of $5.00 per share for a period of four years from the closing date. As of January 26, 2010, all of the Warrants had been exercised and the Company received gross proceeds of US$19,750,000 in connection therewith.

Wuhu Feishang

History and Overview of Wuhu Feishang

Wuhu was established as a Sino-foreign joint stock limited liability company between Wuhu Feishang Enterprise Development Company Limited (“WFED”) (50%) and Feishang International Holdings Limited (“FIH”) on June 21, 2002 with tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of Wuhu is RMB12,000,000 (US$1,757,000), of which RMB6,000,000 (US$878,000) was contributed by each of WFED and FIH. In May 2003, Wuhu acquired the entire business of Anhui Fanchang Zinc and Iron Mine, a state-owned enterprise (“Anhui Fanchang”). In April 2005, WFED and FIH transferred their interests in Wuhu Feishang to Feishang Mining, at cost, and since the date of such transfer, Feishang Mining has been the owner of 100% of the capital stock of Wuhu.

Wuhu Feishang 's principal activities are the mining of zinc, iron and other minerals for distribution in the PRC. Wuhu Feishang currently operates two mines located in Wuhu Feishang City, Anhui Province, the PRC, for which it has acquired mining rights: the Yang Chong Mine contains iron and zinc minerals and the Zao Yuan Mine contains mainly iron minerals. The two mines produced approximately 54,000 tons of iron, 800 tons of zinc and 7 tons of copper concentrates in 2008, and approximately 60,000 tons of iron and 650 tons of zinc in 2009. The majority of the iron and zinc ore is mined from Yang Chong Mine. Zao Yuan Mine ceased its operation in

October 2009. Wuhu Feishang acquired the entire business of Anhui Fanchang in May 2003, including but not limited to the mining rights of the two mines, the properties and the processing facilities of the mines. Wuhu City is located in the northwestern Yangtze River Delta and the center of East China, approximately 384 kilometers from Shanghai. In August 2007, Wuhu Feishang acquired exploration rights to a third mine – the Si Chong Mine – where preliminary exploration is presently being conducted.

Wuhu Feishang’s principal activities are conducted in two areas – mining and ore processing. Mining activities consist of opening of ore deposits, cutting and stopping (excavation in successive layers), mine transportation, and planning, designing and construction relating to mining operations. Ore processing is the second stage in our operation through which ores are converted into nonferrous metals concentrates (zinc, iron, micaceous iron oxide grey and copper concentrates) as salable products. To produce metal concentrates, we segregate the useful components of ores from useless stones through physical (such as magnetic separation) or chemical methods, or a combination of the two, and then collect the useful metal components through a number of concentration methods.

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

Zinc: Our zinc concentrate product is sold in its entirety to Huludao Zinc Industry Co., Ltd., a Shenzhen-listed company which is located in Huludao City, Liaoning Province, the PRC, and which is primarily engaged in the zinc smelting business. The price of our zinc concentrate is generally set at 50% (to be adjusted by the grading of the product) of the monthly average price of “#0” electrolytic zinc announced by Shanghai Nonferrous Metals on its website (www.smm.com.cn).

Iron: Our iron concentrates product is sold to iron smelting plants located in Anhui Province, the PRC. The price of our iron concentrate is generally negotiated with reference to the regional average purchase price and the information announced by China Commodity Marketplace on its website (www.chinaccm.com).

Copper: Our copper concentrate product is sold in its entirety to Tongling Nonferrous Metals Group Holdings Co. Ltd. a Shenzhen-listed company which is located in Anhui Province, the PRC, and which is primarily engaged in the copper smelting business. The price of our copper concentrate is generally set at 86% (to be adjusted by the grading of the product) of the monthly average price of “#1” electrolytic copper announced by Shanghai Nonferrous Metals on its website (www.smm.com.cn).

Micaceous Iron Oxide: Our MIO products are primarily sold to chemical and paint manufacturers in East China, Shanghai and Jiangsu Province, the PRC, for manufacturing various types of paints for ships, ocean-engineering and pleasure boats. The price of our MIO is generally negotiated with reference to the demand and supply in the market and the price of competitors.

The average selling prices per metric ton of our major products for each of the three years ended December 31, 2007, 2008 and 2009, are set forth on the table below:

Major Product	2007	2008	2009
	RMB/ MT	RMB/ MT	RMB/ MT
Zinc concentrate (Grade 42% ~ 44%)	17,873	8,057	6,616
Iron concentrate (Grade 65% ~ 66%)	849	1,176	648
Micaceous Iron Oxide Grey (Grade 160, 240, 320)	1,296	2,158	2,017
Copper concentrate (Grade 18% ~ 20%)	49,711	48,268	—

The table below summarizes the production quantity and sales quantity for each of the years ended December 31, 2007, 2008 and 2009 included in continuing operations.

	2007	2008	2009

Production quantity (tons):	3,925	795	644
Zinc	55,580	54,150	59,500
Iron	1,080	1,025	1,001
Micaceous iron oxide – grey	53	7	—
Copper concentrates

Sales quantity (tons):
Zinc	4,113	907	740
Iron	56,070	53,888	58,779
Micaceous iron oxide – grey	1,296	1,099	744
Copper concentrates	51	7	—

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

The area’s mining history dates back to the early 1990s. An exploration and development campaign was completed by Nanchang Engineering & Research Institute of Nonferrous Metal in 1991, with a planned daily mining capacity of approximately 100 tons of ore. Full scale ore production started in 1999, and the daily mining capacity gradually increased to approximately 900 tons of ore in 2007.

Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at Yang Chong Mine is licensed to Wuhu Feishang by the State for a period of years (see “Government Regulation” below). The Company is the only party that is currently licensed to mine the Yang Chong Mine. The Company’s current license to mine the Yang Chong Mine expires on December 31, 2011, and may be renewed upon expiry.

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

Access to the underground workings at the Yang Chong Mine is via a ramp from the surface and connecting numerous levels. At the end of 2006, the exploitation of the Yang Chong Mine 50 meters below sea level was completed. Since early 2007, the principal working levels lay between the elevations of 50 and 150-meters below sea level. The electricity supply in the mining area is mainly provided by East China Grid, with 500 kilo voltage of transmission base located in 3 kilometers east of Yang Chong Mine.

Wuhu Feishang outsources mine extraction to an unrelated third party. Under an agreement dated January 1, 2009, Wuhu Feishang entered into sub-contracting agreements with Wenzhou Mining Engineering Co. Ltd. for outsourcing the mine extraction work for Yang Chong Mine. Under the agreements, the subcontractor charges a service fee of RMB59.90 (US$8.77) per ton of ore extracted, and RMB13.00 (US$1.90) per ton of useless stone removal. For the developing of ramps, the subcontractor charges a service fee of RMB1,500 (US$220) per extra meter of inclined shaft and RMB1,188 (US$174) per extra meter of flat shaft. Except for the mining of raw minerals, which is outsourced to an unrelated third party (as described above), all the procedures of the ore processing are performed by Wuhu Feishang. Raw minerals extracted from Yang Chong Mine are processed into iron and zinc metals in factories located near the mine.

All equipment, infrastructure and facilities material to Wuhu Feishang’s operations are believed to be in good condition. The plant was constructed in 1991 and has been periodically upgraded. The processing plant is capable of producing approximately 600 tons of finished products per day. The processing facilities process raw ore from both the Yang Chong Mine and Zao Yuan Mine. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and an administration building. At December 31, 2008 and 2009, the net book value of property, plant and equipment of Yang Chong Mine was approximately RMB17,103,000 (US$2,505,000) and RMB16,709,000 (US$2,447,000), respectively.

As of December 31, 2009, the reserve and mineralized material estimates of Yang Chong Mine are as follows:

	As of December 31, 2009
	Probable Reserve	Mineralized Material
	(in metal tons)	(in ore tons)	(Average Quality)
Yang Chong mine
Zinc	7,250	—	—
Iron	133,643	—	—
Zinc-Iron	—	3,308,037	Zn: 5.15%; Fe: 44.89%

Note: The probable reserve as of December 31, 2009 has been adjusted by removing those reserves extracted by the Company’s past mining activities. Based on the 2009 production levels, the length of the mining activity of our probable reserves for Yang Chong mine is approximately 2 years for iron and 11 years for zinc respectively. The mine dilution loss and the mining recovery factor of Yang Chong Mine are approximately 10% and 90%, respectively. The metallurgical recovery factor of zinc and iron are approximately 96% and 87%, respectively. The selling price used in estimating the probable reserve was RMB6,300 (US$923) for zinc concentrates and RMB800 (US$117) for iron concentrates.

Zao Yuan Mine

The Zao Yuan Mine is also an underground mine located in Fanyang Town, Fanchang, Anhui Province in the PRC, the centre of which has a geological coordinate EL 118°12’47”, NL 31°08’54”. The mine is approximately 8.5 kilometers east of Fanchang City and 17 kilometers northwest of Digang Town. Access to the mine is via Province Road 321 approximately 40 kilometers through Wuhu City. Zao Yuan Mine has a total mining area of approximately 0.0136 square kilometers. The Zao Yuan Mine contains mainly iron. Since the fourth quarter of 2006, a small quantity of copper was found in Zao Yuan Mine, and Wuhu Feishang has installed processing equipment for copper which is currently under production.

The Zao Yuan Mine has been in operation since 1998. In 2006, the monthly mining capacity of the Zao Yuan Mine was approximately 4,000 tons of iron ore. The Company is the only party that is currently licensed to mine the Zao Yuan Mine. The Company’s license to mine the Zao Yuan Mine expired on October 31, 2009, and the Company did not renew the license, as the minable resources of this mine were depleted. Zao Yuan Mine ceased its operations in October 2009.

At December 31, 2008 and 2009, the net book value of property, plant and equipment of Zao Yuan Mine was nil and nil, respectively as they were fully depreciated and scrapped. All of the minable reserves of Zao Yuan mine have been fully extracted in 2009 and, as a result, the Company did not renew the mining license covering this property.

Si Chong Mine

During the year ended December 31, 2007, Wuhu Feishang acquired exploration rights to Si Chong Mine for RMB700,000 (US$103,000). The geological coordinate of this property is EL 118°10′15″~ 118°11′30″ and NL 31°01′30″~ 31°03′00″ covering a site area of 5.20 square kilometers. The Si Chong Gold-Silver-Lead-Zinc Mine is located in Sun Cun Town, Fanchang, Anhui Province in the PRC, approximately 4 kilometers north of Fanchang City with an exploration permit running from September 28, 2009 to September 28, 2011. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau, Anhui Hydro-geology Survey & Engineering Geology Survey Corporation and Shandong Zhengyuan Geological Exploration Institute to carry out prospecting which includes geophysical, geochemical and drilling works, and through December 31, 2009 has incurred exploration expenses of approximately RMB2,757,000 (US$404,000). It is anticipated that the mine contains mineable quantities of gold, silver, lead and zinc. However, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercial viability of pursuing a plan of extraction. The geo-physical and geo-chemical survey will be completed by the end of 2010. The exploration report is expected to be completed by 2011. The total budgeted amount for this project is approximately RMB4.15 million (US$0.61 million). This exploration project is expected to be financed by internally-generated funds.

Suppliers

As a mining enterprise, Wuhu Feishang’s ore is mined from Yang Chong Mine and, through October 2009, Zao Yuan Mine. Wuhu Feishang purchases explosives and other auxiliary raw material from suppliers mainly located in Anhui Province, the PRC. For explosives, the purchases are made on a cash on delivery basis. For other auxiliary materials, normal credit terms are granted by major suppliers ranging from 30 to 60 days on an open account basis.

For the years ended December 31, 2007, 2008 and 2009, the largest five suppliers accounted for 44%, 33% and 40%, respectively, of Wuhu Feishang’s purchases. For the year ended December 31, 2007, the largest supplier accounted for 12% of Wuhu Feishang’s purchases. For the year ended December 31, 2008, no supplier accounted for more than 10% of Wuhu Feishang's purchases. For the year ended December 31, 2009, the largest supplier accounted for 13% of Wuhu Feishang’s purchases.

Customers

Wuhu Feishang sells zinc and iron products to companies in the PRC. All of Wuhu Feishang’s zinc products were sold to a single customer, Huludao Zinc Industry Co., Ltd., which is the largest zinc smelter in Asia. Wuhu Feishang has a one-year master sales contract with Huludao subject to renewal every year; however, the sales contract does not obligate Huludao to purchase zinc from Wuhu Feishang. The loss of Huludao as a source for Wuhu Feishang’s zinc production would require Wuhu Feishang to identify new outlets for its zinc and could delay revenue generation and adversely affect our results of operations (see Item 3D – Risk Factors). Most sales to Huludao were made on a cash on delivery basis. For iron and other products, sales are generally made under sales contracts with customers, typically with a one-year term. Over 90% of these sales are made on a cash on delivery basis. For the others, management may extend up to one month’s credit to customers who are determined to be creditworthy.

For the three years ended December 31, 2007, 2008 and 2009, Wuhu Feishang’s five largest customers accounted for 100%, 89% and 85% of Wuhu Feishang’s sales, respectively. During the year ended December 31, 2007, the three largest customers accounted for 59%, 13% and 8%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2008, the three largest customers accounted for 45%, 17% and 11%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2009, the three largest customers accounted for 32%, 19% and 15%, respectively, of Wuhu Feishang’s sales.

Competition

Wuhu Feishang faces competition from Nanjing Xixia Lead Zinc Silver Mine (“Nanjing Xixia”) which produces 20,000 tons of zinc annually. Huludao sources zinc metal from both Nanjing Xixia and Wuhu Feishang. However, as the annual demand of zinc metal of Huludao is 300,000 tons and Wuhu Feishang has a long-standing sales relationship with Huludao, management believes that Wuhu Feishang will be able to renew its sales contract with Huludao as it has in the past. In addition, Wuhu Feishang faces competition from other smaller mines around the region, including Tongling Fenghuang with an annual production capacity of 100,000 tons, for its iron products. However, management believes that Wuhu Feishang enjoys a competitive advantage based upon its high product quality and purity, and low cost of production.

Yunnan Mining

History of Yunnan Mining

Yunnan Mining is a PRC company established on June 12, 2007 and is a wholly owned subsidiary of Wuhu Feishang with a registered capital of RMB50,000,000 (US$7,324,000). Yunnan Mining was established to engage in the mining and processing of nonferrous metals in the PRC.

Acquisition of Bai Guo Chong Exploration Mine

During the year ended December 31, 2009, Yunnan Mining acquired exploration rights to Bai Guo Chong Mine for consideration of RMB800,000 (US$117,000). The geological coordinate of this property is EL 118°11′30″~ 118°12′15″ and NL 31°02′00″~ 31°03′15″ covering a site area of 2.72 square kilometers. The Bai Guo Chong Lead-Zinc Mine is located in E Shan Town, Fanchang, Anhui Province in the PRC, approximately 6 kilometers south of Fanchang City with an exploration permit running from October 23, 2009 to May 25, 2010. The Company intends to seek renewal of the exploration right permit upon its expiry in 2010. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau to carry out prospecting which includes geophysical and drilling works, and incurred exploration expenses of approximately RMB943,000 (US$138,000). The exploration stage drilling, with a budget of RMB904,200 (US$132,000), has been commenced and completion will be expected by the end of 2010. It is anticipated that the mine contains mineable quantities of lead and zinc. However, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercially viability of pursuing a plan of extraction. The total budgeted amount for this project is anticipated to be RMB4 million (US$0.59 million). This exploration project is expected to be financed by internally-generated funds.

Yangpu Lianzhong and China Coal

Pursuant to an agreement dated February 29, 2008 between Yunnan Mining and China Coal Mining Investments Limited (“China Coal”), a wholly-owned subsidiary of the Company established in January 2008, China Coal agreed to invest US$47.61 million in Yangpu Lianzhong (accounted for as 97.2% of the enlarged capital of Yangpu Lianzhong), of which US$15 million was paid on May 8, 2008. Pursuant to an internal group restructuring, Yunnan Mining’s 2.8% equity interest in Yangpu Lianzhong was transferred to China Coal such that Yangpu Lianzhong became a wholly owned subsidiary of China Coal. China Coal is currently dormant other than its investment in Yangpu Lianzhong.

Pursuant to the internal group restructuring described above, Yangpu Lianzhong currently holds a 48% equity interest (together with its nominee Yangpu Fengyu) in Hainan Nonferrous Metal. The 45% equity interest in Guangdong Longchuan originally held by Yangpu Lianzhong was disposed to an unaffiliated party on February 1, 2010.

Hainan Nonferrous Metal

History of Hainan Nonferrous Metal

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

Hainan Nonferrous Metal has a registered capital of RMB68,000,000 (US$9,960,000), which was contributed 40% by Hainan Jindi, 30% by Yunnan Mining, 18% by Yangpu Fengyu and 12% by the six individuals. Yunnan Mining, together with its nominee Yangpu Fengyu, collectively owned a 48% equity interest in Hainan Nonferrous Metal.

On December 3, 2008, as part of the internal group restructuring, Yunnan Mining transferred its interest in Hainan Nonferrous Metal to Yangpu Lianzhong, for consideration of RMB32,640,000 (US$4,781,000). Since the date of such transfer, Yangpu Lianzhong, together with its nominee Yangpu Fengyu, collectively own a 48% equity interest in Hainan Nonferrous Metal.

Acquisition of Exploration Rights

Hainan Nonferrous Metal was formed to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC. During the year ended December 31, 2007, Hainan Nonferrous Metal acquired exploration rights covering 12 mines located in Hainan Province, PRC, for RMB33 million (US$4,834,000). All the required formalities for the transfer of the exploration rights were completed in 2008.

Hainan Nonferrous Metal has engaged third party subcontractors to perform the exploration of the 12 mines, including topographical and geological surveys, exploratory drilling and sampling. However, until further exploration and analysis is completed we cannot predict the nature and extent of minerals contained in the mines, or the commercial viability of pursuing a plan of extraction. Further details of the exploration projects are shown in the following table:

Exploration projects	Location	Exploration Area (square kilometers)	Validity period of the exploration right		Purchase consideration RMB
			From	To
Mineral exploration of Zhengmianling Copper Polymetallic Mine	Anding County, Hainan Province	19.05	04/30/2007	04/30/2010	8,677,100

Mineral exploration of Jinling Gold Mine	Chengmai County, Hainan Province	38.84	01/06/2010	01/06/2012	854,100

Mineral exploration of Laomaogou Lead-Zinc Mine	Zhongsha Town, Dongfang City, Hainan Province	5.49	02/28/2010	02/28/2012	638,600

Mineral exploration of Hanxiao Copper Mine	Qianjia Town, Ledong County, Hainan Province	8.55	09/21/2009	09/21/2011	1,117,600

Mineral exploration of Dadao Molybdenum-Lead-Zinc Mine	Qianjia Town, Ledong County, Hainan Province	12.21	02/28/2010	02/28/2012	5,108,800

Mineral exploration of Baowenling Molybdenum-Lead-Zinc Mine	Nanlin Town, Baoting County, Hainan Province	42.35	02/28/2010	02/28/2012	5,140,800

Mineral exploration of Daogangling Lead-Zinc Mine	Baisha County, Hainan Province	14.60	02/28/2010	02/28/2012	638,600

Mineral exploration of Dayinling Copper Polymetallic Mine	Qiongzhong City, Hainan Province	26.33	02/28/2010	02/28/2012	830,200

Mineral exploration of Xinyuan Lead-Zinc Mine	Dongfang City, Hainan Province	5.08	01/06/2010	01/06/2012	383,200

Mineral exploration of Yitong Copper Polymetallic Mine	Ledong County, Hainan Province	26.66	01/06/2010	01/06/2012	1,117,600

Mineral exploration of Baoshi Copper Polymetallic Mine	Baoting County, Hainan Province	26.47	09/21/2009	09/21/2011	5,140,800

Mineral exploration of Haoganling Molybdenum-Copper Mine	Fenghuan Town, Sanya City, Hainan Province	40.72	06/13/2008	04/30/2010	3,352,600

Geology Team No. 934 of Geology and Mineral Resources of Hainan Province has been engaged to conduct the exploration projects of Baowenling Molybdenum-Lead-Zinc Mine, Laomaogou Lead-Zinc Mine, Dadao Molybdenum-Lead-Zinc Mine and Hanxiao Copper Mine. Hainan Provincial Institute of Nonferrous Exploration Technology has been engaged to conduct the exploration projects of Dayinling Copper Polymetallic Mine and Zhengmianling Copper Polymetallic Mine. Resources and Environment Survey Team, directly under the Bureau of Geological Exploration of Hainan Province, has been engaged to conduct the exploration projects of Haoganling Molybdenum-Copper Mine, Baoshi Copper Polymetallic Mine, Yitong Copper Polymetallic Mine, Xinyuan Lead-Zinc Mine. Bureau of Marine Geological Survey of Hainan Province has been engaged to conduct the exploration projects of Jinling Gold Mine and Daogangling Lead-Zinc Mine. They are all qualified geology surveyors holding qualification certificates issued by the Ministry of Land Resources of the PRC. All of our exploration projects are expected to be financed by internally-generated funds.

A detailed summary of the exploration rights held by Hainan Nonferrous Metal Company Limited is as follows:

Mineral Exploration of Zhengmianling Copper Polymetallic Mine

The geological coordinate of this property is EL 110°15′00″~ 110°17′00″ and NL 19°16′00″~ 19°18′30″ covering a site area of 19.05 square kilometers. The forming of this ore field experienced a long period of magma crystallization and quartz pyrites. This type of ore deposit is estimated to be a copper-molybdenum deposit with good exploration prognosis. The first stage of geochemical survey has been completed. Currently we have no detailed plan to survey this property; however, the Company is currently applying for renewal of the exploration right permit covering this property.

Mineral Exploration of Jinling Gold Mine

The geological coordinate of this property is EL 110°00′00″~ 110°03′00″ and NL 19°30′00″~ 19°34′00″ covering a site area of 38.84 square kilometers. This exploration property is located on a gold-silver-lead-zinc polymetallic metallogenic belt in northern Hainan Island. The geological structure and condition are favorable for the mineralization of gold deposits. The geochemical exploration was completed in 2008 and the prospecting was completed in 2009. The total budgeted amount for this project is anticipated to be RMB4.31 million (US$631,000). The exploration is expected to be completed by the end of 2010.

Mineral Exploration of Laomaogou Lead-Zinc Mine

The geological coordinate of this property is EL 108°45′15″~ 108°46′00″ and NL 18°45′00″~ 18°47′15″ covering a site area of 5.49 square kilometers. The exploration property is located on a gold polymetallic metallogenic belt in Hainan Island. The environment and geological condition in this exploration area are favorable for mineralization as the granite massif outcrop in the exploration area was the ore-forming mother rocks of lead-zinc deposit. There is a lead-zinc deposit found in the southwest of the exploration property and a gold deposit found in the east, indicating a favorable prospecting potential. The first stage of geochemical survey has been completed. Currently we have no detailed plan to survey this property.

Mineral Exploration of Hanxiao Copper Mine

The geological coordinate of this property is EL 109°06′15″~ 109°08′00″ and NL 18°33′15″~ 18°34′45″ covering a site area of 8.55 square kilometers. The exploration property is located on a gold-molybdenum-copper metallogenic belt in southern Hainan Island. A lead-zinc deposit and a molybdenum polymetallic deposit have been discovered in the southwest of the exploration area. Several 50-200m long and 10-15m wide outcrops of mineral-enriched skarn have been found in granite, indicating a favorable mineralization potential. The first stage geochemical survey has been completed. Currently we have no detailed plan to survey this property.

Mineral Exploration of Dadao Molybdenum-Lead-Zinc Mine

The geological coordinate of this property is EL 108°58′00″~ 108°59′30″ and NL 18°31′30″~ 18°34′30″ covering a site area of 12.21 square kilometers. The exploration property is located on a molybdenum-copper metallogenic belt in southern Hainan Island. The ore deposit is estimated to be a polymetallic ore deposit, with favorable exploration prospect of molybdenum-lead-zinc polymetallic ore. The first stage of geochemical survey has been completed. Currently we have no detailed plan to survey this property.

Mineral Exploration of Baowenling Molybdenum-Lead-Zinc Mine

The geological coordinate of this property is EL 109°30′00″~ 109°32′30″ and NL 18°24′00″~ 18°30′00″ covering a site area of 42.35 square kilometers. The entire site, which is located in the center of Tonganling volcanic basin, is covered by anomalous 50 square kilometers zone of damp sediment enriched with copper, gold and molybdenum. These anomalous zones are distributed orderly with strong sign of mineralization. A copper and molybdenum ore field has been found to the east of our site, indicating a good prospecting potential of large and medium size copper and molybdenum deposit. The first stage geochemical survey has been done. Currently we have no detailed plan to survey this property.

Mineral Exploration of Daogangling Lead-Zinc Mine

The geological coordinate of this property is EL 109°26′30″~ 109°28′45″ and NL 19°07′00″~ 19°09′00″ covering a site area of 14.60 square kilometers. The exploration area is located on a gold-silver-lead-zinc polymetallic belt of Hainan Island. The geological structure has a strong metallogenic sign of mineralization. The geochemical survey, geophysical survey and prospecting have been completed. Based on the prospecting result, we intend to engage an exploration team to conduct the exploration. The total budgeted amount for this project is anticipated to be RMB4.27 million (US$625,000).

Mineral Exploration of Dayinling Copper Polymetallic Mine

The geological coordinate of this property is EL 109°41′00″~ 109°44′15″ and NL 19°21′00″~ 19°23′30″ covering a site area of 26.33 square kilometers. The exploration area is located on a gold-silver-lead-zinc polymetallic belt of Hainan Island. The tectonic and magmatite structure is favorable to mineralization. The first stage geochemical survey has been done. Currently we have no detailed plan to survey this property.

Mineral Exploration of Xinyuan Lead-Zinc Mine

The geological coordinate of this property is EL 108°46′00″~ 108°47′15″ and NL 18°46′15″~ 18°47′30″ covering a site area of 5.08 square kilometers. The exploration property is located on a polymetallic belt of Hainan Island. There are medium-grade lead and zinc ore bodies outcrops found in the exploration area. The ores are also associated with gold and silver. We believe that this property has a favorable prospecting potential. The geochemical and geophysical surveys have been completed, and a general exploration program is being planning.

Mineral Exploration of Yitong Copper Polymetallic Mine

The geological coordinate of this property is EL 109°12′30″~ 109°15′00″ and NL 18°30′00″~ 18°33′30″ covering a site area of 26.66 square kilometers. The exploration property is located on a leading molybdenum-copper polymetallic belt in southern Hainan Island. A few copper, gold, molybdenum ore occurrences were discovered in the area. The property is believed to have a good metallogenic potential for molybdenum-copper deposit and gold deposit. The geochemical and geophysical surveys have been completed. At this time we have no detailed plan to conduct exploration on this property.

Mineral Exploration of Baoshi Copper Polymetallic Mine

The geological coordinate of this property is EL 109°34′00″~ 109°37′00″ and NL 18°27′00″~ 18°30′15″ covering a site area of 26.47 square kilometers. The exploration property is located on a leading molybdenum-copper polymetallic belt in Hainan Island. Four molybdenum-copper ore deposits have been discovered around the property and we believe that the property has a good prospecting potential of molybdenum-copper deposit and gold deposit. The first stage geochemical exploration, field geology work and second stage geochemical exploration were completed in 2008. To date, the geophysical exploration and prospecting fieldwork have been completed. The exploration team is currently compiling and finalizing its survey report. Our plan is to conduct site visit and sampling analysis on the two discovered mineralized alteration belts. The total budgeted amount for this project is RMB1.33 million (US$195,000).

Mineral Exploration of Haoganling Molybdenum Copper Mine

The geological coordinate of this property is EL 109°25′00″~ 109°27′30″ and NL 18°25′00″~ 18°28′00″ covering a site area of 40.72 square kilometers. The tectonic structure of this exploration property is favorable for forming molybdenum-copper deposit. To date, the first stage geochemical survey, field geology work and second stage geochemical survey have been completed. There is no current plan for geophysical survey at the moment. The Company is currently applying for renewal of the exploration right permit covering this property.

Research and Sampling Procedures

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

Government Regulation of Iron/ Non-ferrous Metal Mining Activities

Under the “Mineral Resources Law”, all mineral resources in the PRC are owned by the State. Mining rights are granted by the State permitting recipients to conduct mining activities in a specific mining area during the specified license period. On December 31, 2005, Wuhu Feishang renewed its mining rights to 0.186 square kilometers covering Yang Chong Mine, which will expire in December 2011, subject to renewal upon expiry. In October 2006, Wuhu Feishang renewed its mining rights to 0.0136 square kilometers covering Zao Yuan Mine, which has expired in October 2009. Although Wuhu Feishang believes that it will be able to renew the licenses as it has done in the past, there can be no assurance that Wuhu Feishang will be able to exploit the entire mineral resources of its mines during its license period. If Wuhu Feishang fails to renew its mining rights upon expiry or if it cannot effectively utilize the resources within a license period, the operation and performance of Wuhu Feishang may be adversely affected.

Wuhu Feishang’s mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu Feishang is required to submit a mining proposal and feasibility studies to the relevant government authority. Wuhu Feishang is also obligated to pay a natural resources fee to the State in an amount equal to 2% of annual sales. License fees of RMB500,000 (US$73,000), RMB 1.0 million (US$146,000) and RMB 614,000 (US$90,000) were paid in November 2007, November 2008 and July 2009, respectively. The license fee for the renewal of the mining rights to Yang Chong Mine of RMB3,002,900 (US$440,000) was paid in December 2005 whereas that of Zao Yuan Mine of RMB354,000 (US$52,000) was paid in October 2006. License fees are not required to be paid in connection with the grant of exploration rights and, therefore, no license fees are payable for the Si Chong Mine, Bai Guo Chong Mine, the 12 mines undergoing reconnaissance/ prospecting/ exploration by Hainan Nonferrous Metal or the mine portion undergoing prospecting/ exploration by Guangdong Longchuan until such time, if any, as we seek mining rights with respect to those mines.

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

Management believes that Wuhu Feishang is in material compliance with all applicable environmental protection requirements of the State.

Discontinued Operations/ Disposal Activities

Mark Faith and Feishang Copper

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

Feishang Copper was established as a limited liability company with an initial registered capital of RMB50,000,000 (US$7,324,000) between two related parties, Shenzhen Feishang Industrial Development Co. Ltd. (“Shenzhen Feishang”) (RMB45,000,000, US$6,591,000 or 90%) and Shenzhen Caopeng Investment Co. Ltd. (“Caopeng”) (RMB5,000,000, US$732,000 or 10%) on May 26, 2005. In December 2006, Shenzhen Feishang and Caopeng transferred their equity interests in Feishang Copper to Mark Faith, at cost, and since the date of such transfer, Mark Faith has been the owner of 100% of the paid-up capital of Feishang Copper. In July 2007, the registered capital of Feishang Copper was increased to RMB174,200,000 (US$25,516,000), of which RMB75,190,000 (US$11,013,000) was paid up by Mark Faith and the balance of RMB99,010,000 (US$14,503,000) was paid on March 4, 2008.

On February 20, 2008, the Company entered into an agreement to acquire all of the issued and outstanding capital stock of Mark Faith and Feishang Copper (the "Mark Faith Group"), from Feishang Group Limited (“Feishang Group”), a related party. The purchase price for the shares was an amount equal to the lesser of (a) the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 and (b) RMB24,252,000 (US$3,552,000). In addition, China Natural Resources paid Feishang Group RMB47,292,000 (US$6,927,000) in satisfaction of outstanding indebtedness of the Mark Faith Group to Feishang Group. The Company paid Feishang Group RMB30,000,000 (US$4,394,000) at the time the Agreement was signed, and the balance of RMB41,544,000 (US$6,085,000) was paid at closing on March 4, 2008. In the event that the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 was lower than RMB24,252,000 (US$3,552,000), Feishang Group is obligated to return to China Natural Resources the difference between RMB24,252,000 (US$3,552,000) and the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007. As the audited consolidated net asset value of Mark Faith was RMB2,101,000 (US$308,000) below the purchase price of RMB24,252,000 (US$3,552,000), Feishang Group refunded RMB2,101,000 (US$308,000) to the Company in January 2009.

On December 30, 2008, the Company completed the disposition of a 40% interest in Mark Faith to an unrelated third party, Joysight Limited (the “Purchaser”), for a purchase price of US$14 million. The disposition was governed by the terms and conditions of a Sale and Purchase Agreement entered into at the time of closing. The purchase price was evidenced by a promissory note executed and delivered by the Purchaser which bears interest at the rate of 5% per annum and matured on June 30, 2009. The promissory note, together with accrued interest, were fully paid to the Company on February 27, 2009.

On June 30, 2009, Feishang Copper entered into a series of agreements relating to a RMB250 million (approximately US$36.62 million) bank loan from The Bank of China, Shenzhen Branch. The purpose of the bank loan is to finance the operation of Feishang Copper. The principal amount of the bank loan is to be repaid in installments, each in the amount of RMB50 million (approximately US$7.32 million), commencing on October 1, 2010 and terminating on July 1, 2013, when the then outstanding principal amount of the bank loan is due and payable. Interest on the bank loan is payable quarterly, commencing September 21, 2009, at the base lending rate stipulated by The People’s Bank of China from time-to-time in effect (currently 5.76% per annum).

To concentrate the Group’s resource on the core coal and non-ferrous metal mining businesses, on September 29, 2009, the Company completed the disposition of the remaining 60% interest in Mark Faith to the Purchaser, for a sales price of US$21 million. The disposition was governed by the terms and conditions of a Sale and Purchase Agreement entered into at the time of closing. The purchase price was evidenced by a promissory note executed and delivered by the Purchaser which bears interest at the rate of 5% per annum and matures on February 26, 2010. The promissory note, together with accrued interest, was fully paid to the Company on January 11, 2010.

As a result of the dispositions, the operations of Mark Faith have been presented as discontinued operations in the financial statements for the year ended December 31, 2009 and 2008.

Guangdong Longchuan

On January 17, 2008, Yunnan Mining consummated the acquisition of a 45% equity interest in Guangdong Longchuan Jinshi Mining Development Co. Limited (“ Guangdong Longchuan”) and a 45% interest in the exploration right at a mine designated as “Silver and Multi-Metallic Ore” (“Jinshizhang Mine”), located at Jinshizhang District, Longchuan County, Guangdong Province, the PRC (the “Exploration Right”) from Beijing SinoTech Institute of Mineral Exploration Co. Ltd. (“BSTIME”) (15%) and Lueyang Longda Stone Casting Co. Ltd. (“LLSC”) (30%) for a total purchase price of RMB38,896,300 (US$5,697,000). On November 21, 2008, as part of an internal group restructuring, Yunnan Mining transferred its interest in Guangdong Longchuan to Yangpu Lianzhong at cost, and since the date of transfer Yangpu Lianzhong owns a 45% equity interest in Guangdong Longchuan. On February 1, 2010, Yangpu Lianzhong disposed of its 45% equity interest in Guangdong Longchuan to an unaffiliated third party at a consideration (including the assigned debt) of approximately RMB44.55 million (US$6,526,000).

The geological coordinate of this property is EL 115°19′00″～115°25′00″ and NL 24°42′00″～24°45′00″ covering a site area of 52.93 square kilometers. The exploration area is located on Nanlin metallogenic belt, an important metallogenic belt in China, which is rich in mineral resources such as silver, lead, zinc, tungsten and tin. The geological environment and metallogenic condition of this exploration area is very similar to other large scale silver-gold ore deposits found on Nanlin matellogenic belt. There are fourteen ore bodies found in the exploration area, six of them are outcrops, indicating a great prospecting potential of silver polymetallic deposit. BSTIME, a qualified geological surveyor holding a qualification certificate issued by the Ministry of Land Resources of the PRC, has been engaged to conduct the detailed geological survey; of which 1.45 square kilometers site area was completed in November 2007. The property is estimated to be a silver, lead, zinc and copper polymetallic mine with excellent exploration prognosis. On December 8, 2009, the mining permit for 1.1434 square kilometers site area of this property with a tenure from December 8, 2009 to December 8, 2019 was obtained. The first stage geochemical exploration, field geology work, geophysics exploration, trenching and drilling activities for the remaining 51.79 square kilometers area are in progress. The total amount incurred to date for detailed exploration and licensing of the 1.14 square kilometers property is RMB 3.31 million (US$ 485,000) and a budget of an additional RMB 2.40 million (US$352,000) has been set aside for the prospecting/ exploration of the remaining 51.79 square kilometers area.

Coal Mining and Development

History and Overview of Newhold and Guizhou Yongfu

Newhold was incorporated under the laws of the British Virgin Island in July 2008. Newhold currently operates, through its wholly owned subsidiaries Feishang Yongfu and Yangpu Shuanghu, and its 70%-owned subsidiary Guizhou Yongfu, a company established under the laws of the PRC in Guizhou Province. Newhold treats the business of Guizhou Yongfu, an enterprise principally engaged in coal mine development in the PRC, as its principal business activity.

On January 12, 2009, the Company acquired from Feishang Group Limited (a) all of the issued and outstanding capital stock (the “Newhold Shares”) of Newhold and its subsidiaries (collectively, the "Yongfu Coal Group") and (b) the outstanding indebtedness owed by Newhold to Feishang Group Limited (“Indebtedness”). Feishang Group Limited, a British Virgin Islands corporation, is also the principal shareholder of the Company and Mr. Li Feilie, the sole officer, director and beneficial owner of Feishang Group Limited, is the Chairman and Chief Executive Officer of the Company.

Feishang Yongfu was established as a limited liability company in June 2008 under the laws of Hong Kong with an initial share capital of HK$1.00 (US$0.13) by Wong Wah On Edward, a director, CFO and Corporate Secretary of the Company. In August 2008, Wong Wah On Edward transferred his equity interest in Feishang Yongfu to Newhold, at HK$1.00 (US$0.13), and since the date of such transfer, Newhold has been the owner of 100% of the paid-up capital of Feishang Yongfu.

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

Guizhou Yongfu was established as a limited liability company in June 2005 under the laws of the PRC with an initial registered capital of RMB1 million (US$146,000) by Li Qing (80% interest) and Li Lihui (20% interest). In June 2006, the registered capital of Guizhou Yongfu was increased to RMB16,880,000 (US$2,472,000). In July 2008, Li Lihui, an unaffiliated party, transferred all his equity interest and Li Qing, an unaffiliated party, transferred part of his equity interest in Guizhou Yongfu to Yangpu Shuanghu, at cost, and since the date of such transfer, Yangpu Shuanghu has been the owner of 70% of the paid-up capital of Guizhou Yongfu. In July 2008, the registered capital of Guizhou Yongfu was increased by RMB83,120,000 (US$12,175,000) to RMB100,000,000

(US$14,648,000), of which RMB58,184,000 (US$8,523,000) of the increase was paid up by Yangpu Shuanghu (70%) and RMB24,936,000 (US$3,652,000) was paid by Li Qing (30%) on November 13, 2008.

History and Overview of Pineboom and Guizhou Dayun

Pineboom was incorporated under the laws of the British Virgin Islands in May 2008. Pineboom currently operates through its wholly owned subsidiaries Feishang Dayun and Yangpu Dashi, and its wholly owned subsidiary Guizhou Dayun, a company established under the laws of the PRC in Guizhou Province. Pineboom treats the business of Guizhou Dayun, an enterprise principally engaged in coal mine development in the PRC, as its principal business activity.

On July 10, 2009, the Company acquired from Feishang Group Limited (a) all of the issued and outstanding capital stock (the “Pineboom Shares”) of Pineboom and its subsidiaries (collectively, the "Dayun Coal Group") and (b) the outstanding indebtedness owed by Pineboom to Feishang Group Limited (“Indebtedness”). Feishang Group Limited, a British Virgin Islands corporation, is also the principal shareholder of the Company and Mr. Li Feilie, the sole officer, director and beneficial owner of Feishang Group Limited, is the Chairman and Chief Executive Officer of the Company.

Feishang Dayun was established as a limited liability company in June 2008 under the laws of Hong Kong with an initial share capital of HK$1.00 (US$0.13) by Wong Wah On Edward, a director, CFO and Corporate Secretary of the Company. In July 2008, Wong Wah On Edward transferred his equity interest in Feishang Yongfu to Pineboom, at HK$1.00 (US$0.13), and since the date of such transfer, Pineboom has been the owner of 100% of the paid-up capital of Feishang Dayun.

Yangpu Dashi was established as a limited liability company in April 2004 under the laws of the PRC with an initial registered capital of RMB1 million (US$146,000) by Li Xuezhuan and Kang Jing. In March, 2008, Li Xuezhuan and Kang Jing transferred their respective equity interests in Yangpu Dashi to Wan Chunpeng and Dang Junyan, at a total consideration of RMB1 million (US$146,000). In July, 2008, Wan Chunpeng and Dang Junyan transferred their respective equity interests in Yangpu Shuanghu to Feishang Dayun, at a total consideration of RMB1 million (US$146,000), and since the date of such transfer, Feishang Dayun has been the owner of 100% of the paid-up capital of Yangpu Dashi.

Guizhou Dayun was established as a limited liability company in April 2004 under the laws of the PRC with an initial registered capital of RMB1 million (US$146,000) by Yu Xiang (50.0% interest), Wang Fang (40.0% interest) and Wang Yongzhi (10.0% interest). In May 2004, the registered capital of Guizhou Dayun was increased to RMB4 million (US$586,000) by Liu Min (25.0% interest), Yu Xiang (62.5% interest), Wang Fang (10.0% interest) and Wang Zhiyong (2.5% interest). In June 2008, Liu Min, Yu Xiang, Wang Fang and Wang Zhiyong transferred all their respective equity interests at cost in Guizhou Dayun to Yangpu Dashi, and since the date of such transfer, Yangpu Dashi has been the owner of 100% of the paid-up capital of Guizhou Dayun.

History and Overview of Wealthy Year and Subsidiaries

Wealthy Year was incorporated under the laws of the British Virgin Islands in January 2010. Wealthy Year currently operates, through its wholly owned subsidiaries Smartact, Guizhou Fuyuantong and Guizhou Puxin, and its five majority-owned subsidiaries, namely Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal, companies established under the laws of the PRC in Guizhou Province. Wealthy Year treats the business of the five majority-owned subsidiaries – enterprises principally engaged in the coal mine business and second stage coal mine development in the PRC – as its principal business activities.

On April 30, 2010, the Company entered into an agreement (the “Wealthy Year Agreement”) with Feishang Group Limited, a related party, pursuant to which the Company acquired from Feishang Group Limited (a) all of the issued and outstanding capital stock (the “Wealthy Year Shares”) of Wealthy Year and its subsidiaries (collectively, the "Wealthy Year Coal Group") and (b) the outstanding indebtedness owing by Wealthy Year to Feishang Group Limited on the closing date (“Indebtedness”). Feishang Group Limited, a British Virgin Islands corporation, is also the principal shareholder of the Company and Mr. Li Feilie, the sole officer, director and beneficial owner of Feishang Group Limited, is the Chairman and Chief Executive Officer of the Company. A closing of the Company’s acquisition of the Wealthy Year Shares also took place on April 30, 2010.

Smartact was established as a limited liability company in January 2010 under the laws of Hong Kong with an initial share capital of HK$1.00 (US$0.13) by Wong Wah On Edward, a director, CFO and Corporate Secretary of the Company. In April 2010, Wong Wah On Edward transferred his equity interest in Smartact to Wealthy Year, for HK$1.00 (US$0.13), and since the date of such transfer, Wealthy Year has been the owner of 100% of the paid-up capital of Smartact.

Guizhou Fuyuantong was established as a limited liability company in March 2010 under the laws of the PRC with a registered capital of RMB10 million (US$1.46 million) by Ren Xiaogang. In April 2010, Ren Xiaogang transferred his equity interest in Guizhou Fuyuantong to Smartact, for total consideration of RMB10 million (US$1.46 million), and since the date of such transfer, Smartact has been the owner of 100% of the paid-up capital of Guizhou Fuyuantong.

Guizhou Puxin was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of RMB150 million (US$21.97 million) by Yangpu Jindin Industrial Co Ltd (99%) and Zhang Xiaofeng (1%). In March 2010, Yangpu Jindin Industrial Co Ltd and Zhang Xiaofeng transferred their respective equity interests in Guizhou Puxin to Guizhou Fuyuantong, for total consideration of RMB150 million (US$21.97 million), and since the date of such transfer, Guizhou Fuyuantong has been the owner of 100% of the paid-up capital of Guizhou Puxin.

Baiping Mining was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of RMB58 million (US$8.50 million) by Li Liangbo (68.88% interest), Zhang Li (22.08% interest) and Tan Guihua (9.04% interest). In March 2009, Zhang Li and Tan Guihua, both unaffiliated parties, transferred all their respective equity interests to Li Liangbo, at cost. In April 2009, Li Liangbo, an unaffiliated party, transferred 70% of his equity interest in Baiping Mining to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 70% of the paid-up capital of Baiping Mining.

Dayuan Coal was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of RMB46 million (US$6.74 million) by Li Shenggen. In March 2009, Li Shenggen, an unaffiliated party, transferred his 99% equity interest in Dayuan to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Dayuan.

Gouchang Coal was established as a limited liability company in September 2009 under the laws of the PRC with a registered capital of RMB40 million (US$5.86 million) by Huang Bin. In December 2009, Huang Bin transferred his 99% equity interest in Gouchang Coal to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Gouchang Coal.

Linjiaao Coal was established as a limited liability company in November 2008 under the laws of the PRC with a registered capital of RMB30.60 million (US$4.48 million) by Lin Peilin (70% interest), Chen Daowang (20% interest) and Zheng Shengjian (10% interest). In March 2009, Zheng Shengjian, an unaffiliated party, transferred a 9% equity interest, and Lin Peilin and Chen Daowang, both unaffiliated parties, transferred all their respective equity interests in Linjiaao Coal, to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Linjiaao Coal.

Xinsong Coal was established as a limited liability company in November 2008 under the laws of the PRC with a registered capital of RMB60 million (US$8.79 million) by Cai Songqing (10% interest), Hu Chunlan (50% interest) and Jiang Honghai (40% interest). In March 2009, Cai Songqing, an unaffiliated party, transferred a 9% equity interest, and Hu Chunlan and Jiang Honghai, both unaffiliated parties, transferred all their respective equity interests in Xinsong Coal to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Xinsong Coal.

Industry Overview

Coal (chemical element symbol C) is a combustible, sedimentary, organic rock which is composed of carbon, hydrogen and oxygen. The fossil fuel is formed from vegetation which has been consolidated between other rock strata and altered by the combined effects of pressure and heat over millions of years to form the coal seams mined today. Various types of coal exist, which are dependent on the degree of change undergone by the coal as it matures from its lowest form, peat, to its highest form in terms of carbon content, anthracite. Anthracite coal typically contains 86% to 97% carbon. It is the purest form of coal and is used primarily for residential and commercial heating.

Coal is one of the largest and most important energy resources in the world. Approximately 13% (approximately 717 million tons) of total hard coal production is currently used by the steel industry and almost 70% of total global steel production is dependent on coal. Coal is also the major fuel used for generating electricity worldwide, particularly in mainland China. According to the BP Statistical Review June 2009, world coal consumption grew by 3.1% from 2008, the first below-average increase since 2002. But coal was the world fastest-growing fuel for the sixth consecutive year. China accounted for more than 85% of global growth even though Chinese consumption growth was below average. In 2008, the world total hard coal production reached 3,324.9 million tonnes. China was the largest coal producer in the world in 2008, providing 1,414.5 million tons or 42.5% of the world production. China was the largest consumer of coal in 2008, providing 1,406.3 million tonnes or 42.6% of the world consumption. The spot price for thermal coal at Newcastle port, a benchmark for Asia, hit a low of US$61 in March 2008. While in November 2009, the spot price was US$80, an increase of 34% from March 2009 when coal prices were at their recent lows as a result of the global economic downturn. During 2009, domestic coal prices in China have remained high relative to the delivered price of imported coal.

In the first nine months of 2009, China’s thermal coal imports totaled 60 million tonnes, compared with 27 million tonnes in the same period in 2008. Strong import growth has occurred in China because of a combination of factors, including lower international coal prices and freight rates, growing electricity demand and limited growth in domestic production. China’s thermal coal exports in the first nine months of 2009 totaled 16 million tonnes, compared with 33 million tonnes in the corresponding period in 2008. This trend is expected to continue in 2010 with exports of thermal coal decreasing due to strong local demand.

The following table shows the production and consumption of raw coal in China over the past 5 years:

	2005	2006	2007	2008	2009

Production (in million tonnes)	2,190	2,326	2,523	2,716	3,050
Consumption (in million tonnes)	2,167	2.392	2,586	2,740	3,020

———————

Source: National Bureau of Statistics of China, National Energy Administration

Coal Mining Operations

Our coal mining operation involves four main processes, i.e. mine development, mine production, coal transportation and reclamation.

Mine Construction: Following receipt of approvals from relevant mining authorities, construction of the mine project will be developed in three main stages: (a) pre-construction work; (b) construction of shaft engineering and civil engineering; and (c) electrical equipment installation engineering and complement scheme of production system. The pre-construction work provides the foundation for future mine construction and planning for overall construction management. This phase includes leveling the land with a supply of water, electricity, road and telecommunications. Construction operations and program budgeting for the shaft engineering are carried out in strict compliance with applicable requirement of the safety code. We use various shaft engineering techniques such as drilling and blasting, slagging and tunneling, shotcrete and rock bolt support, etc. in mine construction. Quality control, construction stage control and investment control are also implemented during the construction phase. At the same time, six complementary systems are incorporated, including power supply system, draft system, drainage system, pressure ventilation system, elevation and transportation system, gas drainage system, and monitoring system. Following primary examination of the mine construction and receipt of necessary approvals, we will run a three to six months’ trial production.

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

Business of Guizhou Yongfu

On November 8, 2007, Guizhou Yongfu was granted a coal mining right to 18.234 square kilometers located in Huajuexiang, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 600,000 MT, which will expire in November 2027, subject to renewal upon expiry. The geological coordinate of this property is EL 106°23′00″~ 106°25′45″ and NL 27°10′00″~ 27°13′00″. The coal mine is currently under construction and construction work is expected to be completed in 2011. The estimated construction cost of the first phase is approximately RMB360 million to 400 million (US$52.73 million to 58.59 million).

On February 2, 2009, Guizhou Yongfu received a RMB200 million (US$29.30 million) long term bank loan from China Minsheng Banking Corp. Ltd., to be repaid in installments over five years commencing in 2013. The purpose of the loan is to finance the construction of the coal mine. The loan bears a floating annual interest rate of 7.722% (30% above the over-5-year official base lending rate stipulated by The People’s Bank of China). Guizhou Yongfu drew down RMB 100 million (US$14.65 million) of the loan in April 2009. The RMB100 million (US$14.65 million) balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be in the second half of 2010.

On September 11, 2009 the Company received the results of an Independent Technical Report (“ITR”) commissioned to determine the amount of reserves contained in the Guizhou Yongfu Yongsheng Coal Mine, to which the Company owns exploration rights through its indirect 70%-owned subsidiary. The ITR concluded that the total JORC-compliant reserves of Guizhou Yongfu, an indirect 70%-owned subsidiary of the Company, were 21 million tonnes of anthracite, of which 7.9 million tonnes are proven reserves and 13.1 million tonnes are probable reserves. The ITR also stated that the status of some of the resources has significant potential to be improved by the increase in barehole density within the mining license area. If this in-fill exploration program is completed and the results are positive, then the mining plan could be amended to include additional areas not presently covered and this would increase the JORC mining reserves. The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination “proven and probable” reserves. Had the “proven and probable reserves of the Guizhou Yongfu Yongsheng Coal Mine been determined using procedures and protocols generally recognized in the United States, the proven and probable reserves might be substantially different from the results of the ITR.

In addition, on January 12, 2010, Guizhou Yongfu received a RMB50 million (US$7.32 million) long term bank loan from Bank of China Corp. Ltd., to be repaid in installments over five years commencing in 2012. The purpose of the loan is to finance the construction of the coal mine. The loan bears a floating annual interest rate of 5.94% (the over-5-year official base lending rate stipulated by The People’s Bank of China). Guizhou Yongfu drew down approximately RMB 29.52 million (US$4.32 million) of the loan by April 2010. The remaining portion of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be by the end of 2010.

As the coal mine of Guizhou Yongfu is still under construction/development, we will not be able to obtain safe production and coal production permits until completion of inspection of the construction/development project under applicable PRC laws. Thereafter, commercial production is expected to commence.

Recent Operating Results of Newhold

The following consolidated financial information, including consolidated results of operations and consolidated operating data of Newhold, has been prepared by management, without audit, in accordance with generally accepted accounting principles in the United States of America. As of December 31, 2008, Newhold had total assets of approximately RMB191.95 million (US$28.12 million) and total liabilities of approximately RMB164.86 million (US$24.15 million). For the period from July 10, 2008 to December 31, 2008, Newhold reported a total net loss of approximately RMB2.89 million (US$0.42 million), of which a net loss of approximately RMB0.86 million (US$126,000) was attributable to non-controlling interests. As of December 31, 2009, Newhold had total assets of approximately RMB338.45 million (US$49.57 million) and total liabilities of approximately RMB322.35 million (US$47.22 million). For the year ended December 31, 2009, Newhold reported a total net loss of approximately RMB10.99 million (US$1.61 million), of which a net loss of approximately RMB3.28 million (US$0.48 million) was attributable to non-controlling interests.

Despite signs of recovery, the worldwide post-crisis economy is still unpredictable. However, management continues to believe that the PRC remains the world’s largest consumer of coal and that prospects in the PRC’s coal market will improve. The current development strategy of Guizhou Yongfu is to complete the construction of its coal mine according to its planned schedule.

Business of Guizhou Dayun

On March 22, 2010, Guizhou Dayun was granted an extension of a coal exploration right to 16.93 square kilometers located in Huajuexiang, Jinsha County, Guizhou Province, the PRC, which will expire on April 19, 2012. The geological coordinate of this property is EL 106°25′30″~ 106°27′30″ and NL 27°10′30″~ 27°17′45″. The mine design and mine plan of the coal mine are currently being compiled. It is expected that the mining right permit will be obtained on or before July 10, 2010. The construction work is expected to be completed in 2012. The estimated construction cost of the first phase is approximately RMB360 million to 400 million (US$52.73 million to 58.59 million). The construction cost is expected to be funded by internal resources and bank borrowings.

As the coal mine of Guizhou Dayun has not commenced construction/development, we will not be able to obtain safe production and coal production permits until completion of inspection of the construction/development project under applicable PRC laws. Thereafter, commercial production is expected to commence.

Recent Operating Results of Pineboom

The following consolidated financial information, including consolidated results of operations and consolidated operating data of Pineboom, has been prepared by management based on its carrying amount, without audit. As of December 31, 2008, Pineboom had total assets of approximately RMB8.16 million (US$1.20 million) and total liabilities of approximately RMB15.34 million (US$2.25 million). For the period from May 9, 2008 to December 31, 2008, Pineboom reported a net loss of approximately RMB7.15 million (US$1.05 million). As of December 31, 2009, Pineboom had total assets of approximately RMB2.66 million (US$0.39 million) and total liabilities of approximately RMB26.39 million (US$3.87 million). For the year ended December 31, 2009, Pineboom reported a net loss of approximately RMB16.55 million (US$2.43 million).

Despite signs of recovery, the worldwide post-crisis economy is still unpredictable. However, management continues to believe that the PRC remains the world’s largest consumer of coal and that prospects in the PRC’s coal market will improve.

A brief description of the indirect non-wholly owned subsidiaries of Wealthy Year is as follows:

Business of Baiping Mining

On October 10, 2008, Baiping Mining was granted a coal mining right to 3.0142 square kilometers located in Gaoping, Jinsha County, Guizhou Province, the PRC, which will expire in August 2014. The geological coordinate of this property is EL 106°24′06″~ 106°25′21″ and NL 27°15′00″~ 27°16′04″. The current annual production capacity of Baiping Mining is 150,000 metric tonnes (“MT”) of anthracite. It is expected that the annual production capacity will be expanded to 300,000 MT upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2010. The estimated construction cost of the second phase is approximately RMB40.48 million (US$5.93 million). The construction cost is expected to be funded by internal resources and bank borrowings.

Business of Dayuan Coal

On February 20, 2009, Dayuan Coal was granted a coal mining right to 1.6490 square kilometers located in Xintang, Nayong County, Guizhou Province, the PRC, which will expire in April 2014. The geological coordinate of this property is EL 105°07′31″~ 105°08′42″ and NL 26°38′06″~ 26°38′52″. The current annual production capacity of Dayuan Coal is 90,000 MT of anthracite. It is expected that the annual production capacity will be expanded to 300,000 MT upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2010. The estimated construction cost of the second phase is approximately RMB52.01 million (US$7.62 million). The construction cost is expected to be funded by internal resources and bank borrowings.

Business of Gouchang Coal

On April 7, 2009, Gouchang Coal was granted a coal mining right to 1.7198 square kilometers located in Kunzhai, Nayong County, Guizhou Province, the PRC, which will expire in April 2017. The geological coordinate of this property is EL 105°10′30″~ 105°11′15″ and NL 26°54′15″~ 26°55′00″. The current annual production capacity of Gouchang Coal is 90,000 MT of anthracite. It is expected that the annual production capacity will be expanded to 300,000 MT upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2011. The estimated construction cost of the second phase is approximately RMB26 million (US$3.81 million). The construction cost is expected to be funded by internal resources and bank borrowings.

Gouchang Coal has not yet commenced its mining operation. The first phase of commercial run will be commenced in 2010.

Business of Linjiaao Coal

On January 5, 2010, Linjiaao Coal was granted a coal mining right to 1.4104 square kilometers located in Xin Hua, Liuzhi Special Zone, Guizhou Province, the PRC, which will expire in July 2017. The geological coordinate of this property is EL 105°26′28″~ 105°28′17″ and NL 25°21′48″~ 25°23′32″. The current annual production capacity of Linjiaao Coal is 30,000 MT of anthracite. It is expected that the annual production capacity will be expanded to 300,000 MT upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2010. The estimated construction cost of the second phase is approximately RMB59.51 million (US$8.72 million). The construction cost is expected to be funded by internal resources and bank borrowings.

The existing first phase mine production system ceased operation since 2009 pending the completion of the second phase mine production system. Linjiaao Coal will commence its second phase commercial run by 2010.

Business of Xinsong Coal

On September 7, 2009, Xinsong Coal was granted a coal mining right to 3.7891 square kilometers located in Xinhui, Lizhi Special Zone County, Guizhou Province, the PRC, which will expire in September 2019. The geological coordinate of this property is EL 105°29′30″~ 105°30′50″ and NL 26°24′00″~ 26°25′15″. The current annual production capacity of Xinsong Coal is 90,000 MT of anthracite. It is expected that the annual production capacity will be expanded to 300,000 MT upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2010. The estimated construction cost of the second phase is approximately RMB60.62 million (US$8.88 million). The construction cost is expected to be funded by internal resources and bank borrowings.

Customers and Competition

Guizhou Province ranks fifth in terms of coal resource in China. There are many small to medium size coal mines and coal washing plants in Guizhou Province. Guizhou Province is also the primary power exporting province in South West China. We plan to sell our raw coal to coal traders and coal washing plants in Guizhou Province. However, unlike block coal, all of the pulverized coal produced during the coal construction process must be sold to power plants as thermal coal.

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

The State Administration of Work Safety (the “SAWS”) and the State Administration of Coal Mine Safety (the “SACMS”) under the supervision of the SAWS are the PRC government authorities exercising control over and supervision of the safety of coal production. In order to proceed with the construction of a coal mine project, the project’s safety designs and procedures must be examined and approved by the SACMS or its local offices. Upon the completion of a coal mine construction project and before the commencement of production, further inspection and approval by the SACMS or its local offices of the facilities and conditions is required. The SACMS also conducts regular safety inspections of coal producers pursuant to the Safety Production Law, the Mining Safety Law of the PRC and applicable safety regulations. In addition, each operating coal mine is required to apply for a coal production safety permit from the SACMS or its provincial bureau. The coal production safety permits are valid for an initial period of three years, after which they are subject to renewal.

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

Mining rights are granted by the State permitting recipients to conduct mining activities in a specific mining area during the license period. On November 8, 2007, Guizhou Yongfu was granted a mining right to 18.234 square kilometers, with an annual production capacity of 600,000 tons, which will expire in November 2027, subject to renewal upon expiry. Although Guizhou Yongfu believes that it will be able to renew its license, there can be no assurance that Guizhou Yongfu will be able to exploit the entire coal resources of its mine during its license period. If Guizhou Yongfu fails to renew its mining rights upon expiry or if it cannot effectively utilize the resources within a license period, the operation and performance of Guizhou Yongfu may be adversely affected.

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

Other Subsidiaries

Feishang Management

Feishang Management was incorporated in the PRC on October 6, 2008. It is a wholly owned subsidiary of Yunnan Feishang and is engaged in the provision of management and consultancy services to the other companies of the group.

FMH Services

FMH Services is a Florida company incorporated in November 2007 in connection with a proposed transaction that was not consummated. FMH Services, which is 100%-owned by CHNR, has been dormant since its incorporation.

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

Employees

The Company’s executive offices in Hong Kong employed seven persons, including the Company’s executive officers. In addition, as of December 31, 2009, (a) Wuhu Feishang employed 369 persons on a full time basis, (b) Feishang Yongfu and Feishang Dayun together employed 59 persons on a full time basis, and (c) Feishang Management employed 10 persons on a full time basis. The Company believes that its relations with employees are generally good.

C.

Organizational Structure

China Natural Resources is a holding company owning the following operating subsidiaries and participating in the following joint ventures, with the interests indicated (as of May 26, 2010):

			CHNR (BVI)

100%	100%	80%	100%			100%		100%	100%	100%
FMH Corporate Services Inc. (Florida, US)	Feishang Mining Holdings Limited (BVI)	Silver Moon Technologies Limited (BVI)	Wealthy Year Limited (BVI)			China Coal Mining Investment Ltd. (HK)		Sunwide Capital Limited (BVI)	Newhold Investments Limited (BVI)	Pineboom Investment Limited (BVI)

	100%		100%			100%			100%	100%
	Wuhu Feishang Mining Development Co. Limited (PRC)		Hong Kong Smartact Limited (HK)			Yangpu Lianzhong Mining Co., Ltd. (PRC)			Feishang Yongfu Mining Limited (HK)	Feishang Dayun Coal Mining Limited (HK)

	100%		100%			48%			100%	100%
	Yunnan Feishang Mining Co. Limited (PRC)		Guizhou Fuyuanton Energy Co., Ltd (PRC)			Hainan Nonferrous Metal Mining Co., Ltd. (PRC)			Hainan Yangpu Shuanghu Industrial Co., Ltd. (PRC)	Hainan Yangpu Dashi Industrial Co., Ltd. (PRC)

	100%		100%						70%	100%
	Shenzhen Feishang Management and Consulting Co. Limited (PRC)		Guizhou Puxin Energy Co., Ltd. (PRC)				85%	Societe D'investissement Miniere Longfe (Madagascar)	Guizhou Yongfu Mining Co., Ltd. (PRC)	Guizhou Dayun Mining Co., Ltd. (PRC)

				99%	Liuzhi Linjiaao Coal Mining Co., Ltd. (PRC)		70%	Hainan Haiyu Mining Co., Ltd. (PRC)

				99%	Nayong Gouchang Coal Mining Co., Ltd. (PRC)		60%	Sinocean Mining Company Limited (HK)

				99%	Liuzhi Xinsong Coal Mining Co., Ltd. (PRC)

				99%	Nayong Dayuan Coal Mining Co., Ltd. (PRC)

				70%	Jinsha Baiping Mining Co., Ltd. (PRC)

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Wuhu, Guizhou and Shenzhen of the PRC.

Pursuant to an office sharing agreement dated September 1, 2000, the Company’s head office in Hong Kong was shared on an equal basis between the Company and Anka Consultants Limited, a private Hong Kong company, which is owned by certain officers and directors of the Company. The total area of the office was approximately 230 square meters. The office sharing agreement provided that the Company shared certain costs and expenses in connection with its use of the office. On July 1, 2008, the Company and Anka Consultants Limited entered into a new license agreement to replace the office sharing agreement in respect of the Company’s new head office in Hong Kong. The total area of the office is approximately 368 square meters in which the Company shares 238 square meters. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka Consultants Limited. For the years ended December 31, 2007, 2008 and 2009, the Company paid its share of rental expenses to Anka Consultants Limited amounting to RMB258,000 (US$38,000), RMB625,000 (US$92,000), and RMB1,088,000 (US$159,000) respectively.

Feishang Mining conducts its operations through Wuhu Feishang. Wuhu Feishang's principal activities are the mining and ore processing of zinc, iron and other minerals for distribution in the PRC. At present, Wuhu Feishang only owns the Yang Chong Mine mining right located in Wuhu City, Anhui Province, the PRC. Zao Yuan Mine ceased its operation in October 2009. The two mines produced 56,000 tons of iron and 3,900 tons of zinc in 2007, 54,000 tons of iron and 800 tons of zinc in 2008, and 60,000 tons of iron and 650 tons of zinc in 2009. The majority of the iron and zinc ore is mined from Yang Chong Mine. Yang Chong Mine has a total mining area of 0.186 square kilometers. Wuhu Feishang also owns the exploration right to one mine located in Fanchang, Anhui Province, the PRC. The Si Chong Mine, which is still undergoing preliminary exploration, covers an exploration area of approximately 5.52 square kilometers. Wuhu City is located in the northwestern Yangtze River Delta and the center of East China, approximately 384 kilometers from Shanghai. In addition, Yunnan Mining owns the exploration right to Bai Guo Chong Mine located in E Shan Town, Fanchang, Anhui Province in the PRC, approximately 6 kilometers south of Fanchang City.

Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at the mines is licensed to Wuhu Feishang by the State for a period of years. The Company is the only party that is currently licensed to mine the Yang Chong Mine. The Company’s current license to mine the Yang Chong Mine expires on December 31, 2011, and may be renewed upon expiry.

Wuhu Feishang outsources mine extraction to an unrelated third party. Except for the mining of raw mineral stones, which is outsourced to an unrelated third party, all the procedures of the ore processing are performed by Wuhu Feishang. Raw mineral concentrates processed from Yang Chong Mine are sold to smelting factories located near the mine.

The offices, mining sites and other processing facilities of Wuhu Feishang are all located in Wuhu City, Anhui Province in the PRC. Wuhu Feishang’s office premises, processing facilities and warehouses cover a total gross area of approximately 26,000 square meters. As is typical in the PRC, the PRC government owns all of the land on which the improvements and mines are situated. Wuhu Feishang assumed the rights to use the land and its leasehold properties when it acquired the entire business of Anhui Fanchang Zinc and Iron Mine, Wuhu Feishang’s predecessor. Wuhu Feishang has been granted mining rights to Yang Chong Mine and Zao Yuan Mine to conduct mining activities in a specific mining area during the license period. The mining rights to 0.186 square kilometers covering Yang Chong Mine will expire in December 2011, subject to renewal upon expiry. The mining rights to 0.0136 square kilometers covering Zao Yuan Mine expired in October 2009.

All processing facilities and equipment of Wuhu Feishang were acquired from Nanchang Non-ferrous Metallurgy Designing Organization, a Class-A corporation in China in designing and producing equipment for the mining industry. All technology and equipment meet the industrial standard as required by the relevant government authorities.

The offices of Guizhou Yongfu and Guizhou Dayun are located in Guiyang City and its mining sites are located in Huajuexiang, Jinsha County, Guizhou Province in the PRC. Guizhou Yongfu’s office premises, processing facilities and warehouses cover a total gross area of approximately 1,915 square meters. Guizhou Dayun’s office premises cover a total gross area of approximately 134 square meters. In 2010, the offices of Guizhou Yongfu and Guizhou Dayun have moved to Jinsha County, Guizhou Province in the PRC together. As is typical in the PRC, the PRC government owns all of the land on which the improvements and mines are situated. Guizhou Yongfu has been granted mining right to the coal mine to conduct mining activities in a specific mining area during the license period. The mining right to 18.234 square kilometers will expire in November 2027, subject to renewal upon expiry.

For the years ended December 31, 2007, 2008, and 2009, the Company incurred capital expenditures (excluding fee for renewal of mining rights) of RMB4,318,000 (US$632,000), RMB5,211,000 (US$763,000), and RMB32,445,000 (US$4,752,000) respectively.

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

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2007, 2008 and 2009 included elsewhere herein.

Overview

We are a British Virgin Islands corporation, which, through our subsidiaries, conducts business operations in the PRC.

In February 2006, we acquired all of the outstanding capital stock of Feishang Mining, and its subsidiary Wuhu Feishang, in a reverse acquisition with Feishang Mining being the accounting acquirer. As a result of the acquisition, we became principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC.

Wuhu Feishang has acquired mining rights to and currently operates two mines located in Anhui Province in the PRC, where it primarily mines zinc and iron, and to a lesser extent, mines copper. Wuhu Feishang obtains its mining rights from the State, for a term of years, subject to renewal, in consideration for the payment to the State of a license fee when the mining rights are renewed and a natural resource fee equal to 2% of gross sales which is paid annually. Wuhu Feishang performs all phases of the production and sales process, except that it outsources mineral extraction to a third party. Zinc sales, which accounted for approximately 58%, 10% and 11% of Wuhu Feishang’s revenues in 2007, 2008 and 2009, respectively, were made to a single customer. The sole customer is not obligated to purchase zinc from Wuhu Feishang. Wuhu Feishang recently acquired exploration right to a third mine – the Si Chong Mine – where prospecting is presently being conducted.

In addition, Yunnan Mining recently acquired the exploration right to Bai Guo Chong Mine located in E Shan Town, Fanchang, Anhui Province in the PRC, where reconnaissance is presently being conducted.

Since the reverse acquisition of Feishang Mining in 2006, we have actively sought investment opportunities in the Chinese metals and mining business. Our core strategy is to expand our business to include exploration, mining, and ore processing of non-ferrous metals and coal mining.

During 2007, we established Hainan Nonferrous Metal as a joint venture company, of which we and our nominee collectively own a 48% equity interest. Hainan Nonferrous Metal engages in the exploration, development, mining and sale of nonferrous metal in Hainan Province and other regions in the PRC. During the year ended

December 31, 2007, Hainan Nonferrous Metal entered into various agreements to acquire exploration rights to 12 mines for a total purchase price of RMB33 million (US$4.83 million).

In January 2008, we acquired a 45% equity interest in Guangdong Longchuan and a 45% interest in the exploration rights covering Jinshizhang Mine in Guangdong Province, the PRC, for an aggregate purchase price of RMB38.90 million (US$5.70 million). In February 2010, we disposed of our interest in Guangdong Longchuan to an unrelated third party for consideration (including the assigned debt) of approximately RMB44.55 million (US$6.53 million).

In March 2008, we acquired a 100% equity interest in Mark Faith and its subsidiary, Feishang Copper, which principally engages in the smelting of copper concentrates to produce blister copper in Inner Mongolia, the PRC. In December 2008, we disposed of 40% of our equity interest in Mark Faith to a strategic investor for consideration of US$14 million. In September 2009, we disposed of the balance of our interest in Mark Faith to the same strategic investor for consideration of US$21 million.

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

In July 2009, we completed the acquisition of Pineboom. Pineboom indirectly holds a 100% equity interest in Guizhou Dayun which in turns owns exploration rights to Dayun Coal Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, the PRC.

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

Discontinued Operations

On December 30, 2008, the Company disposed of 40% interest in Mark Faith to an unrelated third party, Joysight Limited (the “Purchaser”), for consideration of US$14 million. The Company recorded a gain of approximately RMB78.88 million (US$11.55 million) from the disposition which was recorded in fiscal 2008. On September 29, 2009, the Company disposed of the remaining 60% interest in Mark Faith for consideration of US$21 million. The Company recorded a gain of approximately RMB123.13 million (US$18.04 million) from the disposition which was recorded in fiscal 2009.

A.

Operating Results

Sales and Gross Profit

Revenue for sales of all products is recognized when title passes to the customer in accordance with the relevant sales agreement, generally upon product acceptance by the customer.

2009 vs 2008

The Company’s total sales for the year ended December 31, 2009 increased by RMB6.83 million (US$1.00 million), or 6.77% to RMB107.75 million (US$15.78 million) from RMB100.92 million (US$14.78 million) for the year ended December 31 2008. The increase was mainly attributable to the increase of copper trading of Yangpu Lianzhong amounting to RMB36.82 million (US$5.39 million), or 189.77% to RMB63.03million (US$9.23 million) from RMB26.21 million (US$3.84 million) in 2008’s, which is partially set off by the drop in Wuhu Feishang’s sales.

Sales generated from our Wuhu Feishang’s operation were derived from sales of zinc concentrates, iron concentrates and micaceous iron oxide-grey. Sales of zinc concentrates decreased by RMB2.41 million (US$0.35 million), or 32.97%, from RMB7.31 million (US$1.07 million) in 2008 to RMB4.90 million (US$0.72 million) in 2009. The drop was primarily due to the decrease in our zinc sales volume, combined with a slump in the average selling price of zinc in 2009. In 2009, we sold 740 tons of zinc, representing a decrease of 167 tons, or 18.41%, from 907 tons in 2008. The decrease was primarily due to a drop in zinc ore grade from 1.03% in 2008 to 0.73% in 2009. This was caused by variations in the zinc content and ore grades of the Yang Chong Mine at different underground levels and locations in the mining area. In addition, the selling price of zinc in 2009 decreased by RMB1,441 (US$211), or 17.88%, from RMB8,057 (US$1,180) in 2008 to RMB6,616 (US$969) in 2009, thereby contributing to the decrease.

Sales of iron concentrates decreased by RMB25.31 million (US$3.71 million), or 39.92%, from RMB63.39 million (US$9.29 million) in 2008 to RMB38.08 million (US$5.58 million) in 2009. The drop was mainly caused by a decrease in the average selling price of iron in 2009. The average selling price of iron is RMB648 (US$95) in 2009, representing a decrease of RMB528 (US$77), or 9.08%, from RMB1,176 (US$172) in 2008. The sales volume of iron increased by 4,891 ton from 53,888 ton in 2008 to 58,779 ton in 2009 offset partially the impact of iron price drop.

Sales of micaceous iron oxide-grey decreased by RMB0.87 million (US$0.13 million), or 36.69%, from RMB2.37 million (US$0.35 million) in 2008 to RMB1.5 million (US$0.22 million) in 2009. The drop was due to a decrease in sales volume of micaceous iron oxide-grey, combined with a slump in the average selling price of micaceous iron oxide-grey in 2009. We sold 744 tons of micaceous iron oxide-grey in 2009, representing a decrease of 355 tons, or 32.27% from 1,099 tons in 2008. The average selling price of micaceous iron oxide-grey decreased by RMB141 (US$21), or 6.53%, from RMB2,157 (US$316) in 2008 to RMB2,017 (US$295) in 2009.

Sales generated from Yangpu Lianzhong consisted of copper blister trading. Sales of copper blister increased by RMB36.82 million (US$5.39 million), or 140.46%, from RMB26.21 million (US$3.84 million) in 2008 to RMB63.03 million (US$9.23 million) in 2009. The increase was contributed by the increase of sales volume of copper blister, which was partly offset by a decrease of the selling price of copper blister. In 2009, we sold 1,669 tons of copper blister, representing an increase of 1,093 tons, or 189.77%, from 576 tons in 2008. The selling price of copper blister in 2009 decreased by RMB7,741 (US$1,134), or 17.01%, from RMB45,497 (US$6,664) in November 2008 to RMB37,756 (US$5,530) in August 2009.

The Company’s gross profit for the year ended December 31, 2009 decreased to RMB 12.11 million (US$1.77 million) with a gross profit margin of 11.24%, compared to RMB40.51million (US$5.93 million) with a gross profit margin of 40.14% for the year ended December 31, 2008. Gross profit dropped approximately RMB28.40 million (US$4.16 million), or 70.11%, primarily due to a sharp decrease in zinc and iron selling prices of approximately 17.88% and 44.92%, respectively, compared to the prior year.

The gross profit on sales of zinc for the year ended December 31, 2009 was RMB0.30 million (US$0.04 million), approximately 6.02% of Wuhu Feishang’s zinc sales, compared to RMB1.57 million (US$0.23 million), or 21.53% of Wuhu Feishang’s zinc sales for the same period in 2008. The decrease in gross profit was mainly caused by the lower selling price of zinc and the drop in zinc volume sold.

The gross profit on sales of iron for the year ended December 31, 2009 was RMB10.74 million (US$1.57 million), or approximately 28.20% of Wuhu Feishang’s iron sales, compared to RMB38.23 million (US$5.60 million), or 60.30% of Wuhu Feishang’s iron sales for the same period in 2008. The decrease in gross profit was primarily caused by a lower selling price of iron, partly offset by the increase in iron volume sold.

Wuhu Feishang recorded a gross profit of RMB0.21 million (US$0.03 million) on sales of micaceous iron oxide-grey for the year ended December 31, 2009, as compared to a gross loss of RMB0.37 million (US$0.05 million) for the same period in 2008. The increase in gross profit was mainly contributed by a drop in the cost of raw materials purchased, in spite of a moderate drop in the selling price of micaceous iron oxide-grey.

Yangpu Lianzhong recorded a gross profit of RMB1.14 million (US$0.17 million) on sales of copper for the year ended December 31, 2009, as compared to a gross profit of RMB0.76 million (US$0.11 million) for the same period in 2008. The increase was mainly contributed by an increase of sales volume of copper.

2008 vs 2007

Sales for the year ended December 31, 2008 decreased by RMB25.04 million (US$3.67 million), or 19.88% to RMB100.92 million (US$14.78 million) from RMB125.96 million (US$18.45 million) for the year ended December 31, 2007. The decrease was mainly due to (a) a drop in the sales volume of zinc, iron and micaceous iron oxide-grey by 77.95%, 1.95% and 44.85%, respectively, and (b) a decrease in the average selling price of zinc by

54.92% during the current year; partly offset by an increase of RMB26.21 million (US$3.84 million) in sales volume of copper (there was no copper sales for the same period in 2007), and an increase in the average selling prices of iron and micaceous iron oxide-grey by 38.52% and 66.49% respectively.

The gross profit margin for the year ended December 31, 2008 was 40.14%, compared to 69% for the year ended December 31, 2007. The decrease was caused by the lower gross profit margin of copper in 2008 of approximately 2.9% and the low average zinc selling price as a result of an unexpected drop in commodity price.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) mainly comprised of salaries and staff welfare expenses, contribution to retirement fund, utilities, depreciation expenses, amortization expense for mining right and impairment of exploration right, legal and professional fees, travel and entertainment expenses and office expenses.

2009 vs 2008

SG&A expenses in 2009 increased by RMB18.18 million (US$2.66 million) or 37.56% to RMB66.59 million (US$9.75 million) from RMB48.41 million (US$7.09 million) in 2008. The increase in 2009 was primarily due to the inclusion of SG&A for the newly acquired subsidiaries, Newhold and Pineboom, in the amount of approximately RMB10.99 million (US$1.61 million) and RMB9.18 million (US$1.34 million), respectively, which was partly offset by a Wuhu Feishang and Yunnan Mining’s decrease of RMB1.32 million (US$0.19 million), or 8.69% to RMB13.87 million (US$2.03 million) from RMB15.19 million (US$2.22 million) in 2008. The decrease of Wuhu Feishang and Yunnan mining’s SG&A was primarily due to a decrease in depletion of Wuhu Feishang’s mining rights by approximately RMB4.11 million (US$0.60 million), partly offset by an increase in impairment of Wuhu Feishang and Yunnan Mining’s exploration rights by RMB2.17 million (US$0.32 million).

2008 vs 2007

SG&A expenses for the year ended December 31, 2008 decreased by RMB4.09 million (US$0.60 million) or 7.79% to RMB48.41 million (US$7.09 million) from RMB52.50 million (US$7.69 million) in 2007. The decrease was primarily due to the decrease of RMB12.97 million (US$1.90 million) in share-based employee compensation expense, partly offset by the increase of RMB6.86 million (US$1.00 million) of Wuhu Feishang in 2008. The increase was mainly attributable to (a) an increase in depletion of mining rights by approximately RMB5.38 million (US$0.79 million); (b) an increase in impairment of exploration rights by RMB0.23 million (US$0.03 million) and (c) an increase in labor cost by RMB0.60 million (US$0.09 million) caused by the impact of the adoption of the new Labor Contract Law in the PRC since January 1, 2008.

Other Income/ (Expenses), Net

2009 vs 2008

Other income (expense) for the year ended December 31, 2009 increased by RMB1.73 million (US$0.25 million) to net expense of RMB8.80 million (US$1.29 million) from net expense of RMB10.53 million (US$1.54 million) for the year ended December 31, 2008. The increase was primarily attributable to a decrease of foreign currency retranslation loss amounting to RMB2.74 million (US$0.40 million) generated by Yangpu Lianzhong, which was partly offset by an increase in share of loss attributable to investment in unconsolidated investees amounting to RMB1.52 million (US$0.22 million) caused by the write-off of exploration expense and impairment of exploration rights owned by two of the unconsolidated investees, Hainan Nonferrous Metal and Guangdong Longchuan in 2009.

2008 vs 2007

Other income (expense) for the year ended December 31, 2008 decreased by RMB12.39 million (US$1.81 million) to net expense of RMB10.53 million (US$1.54 million) from net income of RMB1.86 million (US$0.27 million) for the year ended December 31, 2007. The increase was primarily attributable to (a) an decrease of interests income amounting to RMB2.36 million (US$0.35 million), resulting from a drop in interest-bearing bank balances in 2008; (b) an increase in share of loss attributable to investment in unconsolidated investees amounting to RMB7.54 million (US$1.10 million) caused by the full year write-off of exploration expense and impairment of exploration rights owned by two of the unconsolidated investees, Hainan Nonferrous Metal and Guangdong Longchuan in 2008; and (c) an increase of foreign currency retranslation loss amounting to RMB2.74 million (US$0.40 million).

Discontinued Operations

Discontinued operations for the year ended December 31, 2009 and 2008 arose from the disposal of 60% and 40% Mark Faith respectively.

2009 vs 2008

The sales for the nine months ended September 29, 2009 decreased by RMB330.13 million (US$48.36 million), or 44.30% to RMB415.04 million (US$60.79 million) from RMB745.17 million (US$109.15 million), as compared to that for the ten months ended December 31, 2008. The decrease was mainly attributable to the decrease in our copper sales volume, combined with a slump in the average selling price of copper. In the nine months ended September 29, 2009, we sold 11,597 tons of copper, representing a decrease of 1,723 tons, or 12.94%, from 13,320 tons in the ten months ended December 31, 2008. The selling price of copper decreased by RMB13,749 (US$2,013.91), or 31.16%, from RMB44,123 (US$6,463.01) in the ten months ended December 31, 2008 to RMB30,374 (US$4,449.10) in the nine months ended September 29, 2009.

The gross profit for the nine months ended September 29, 2009 was RMB20.61 million (US$3.02 million), approximately 4.97% of sales, compared to RMB17.96 million (US$2.63 million), or 2.41% of sales for the ten months ended December 31, 2008. The increase in gross profit was primarily due to the lower purchase cost of raw material, partly offset by the decrease of copper sales volume and selling price.

SG&A expenses for the nine months ended September 29, 2009 decreased by RMB18.88 million (US$2.77 million) or 62.29% to RMB11.43million (US$1.67 million) from RMB30.31 million (US$4.44 million) for the ten months ended December 31, 2008. The drop was primarily due to the write down of inventory to net realizable value amounting to RMB16.30 million (US$2.39 million) for the ten months ended December 31, 2008.

Other income (expense) for the nine months ended September 29, 2009 decreased by RMB53.10 million (US$7.77 million) to net expense of RMB13.54 million (US$1.98 million) from net income of RMB39.56 million (US$5.79 million) for the ten months ended December 31, 2008. The decrease was primarily attributable to (a) the decrease of gain on derivative assets amounting to RMB48.40 million (US$7.09 million); (b) the decrease of copper processing income amounting to RMB13.19 million (US$1.93 million) to a loss of 1.93 million (US$0.28 million) for the nine months ended September 29, 2009 from income of 11.26 million (US$1.65 million) for the ten months ended December 31, 2008; (c) the increase of bank loan interest amounting to RMB3.68 million (US$0.54 million); and (d) the increase of foreign currency transaction loss amounting to RMB0.88 million (US$0.13 million); which was partly offset by the written back of inventory provision amounting to RMB16.30 million (US$2.39 million).

Net income decreased by RMB35.50 million (US$5.20 million) from a profit of RMB24.56 million (US$3.60 million) for the ten months ended December 31, 2008 to a net loss of RMB10.94 million (US$1.60 million) for the nine months ended September 29, 2009. The decrease was mainly due to (a) the decrease of gain on derivative assets amounting to RMB48.40 million (US$7.09 million); (b) the decrease of copper processing income amounting to RMB13.19 million (US$1.93 million) to a loss of 1.93 million (US$0.28 million) for the nine months ended September 29, 2009 from income of 11.26 million (US$1.65 million) for the ten months ended December 31, 2008; (c) the increase of bank loan interest amounting to RMB3.68 million (US$0.54 million); and (d) the increase of foreign currency transaction loss amounting to RMB0.88 million (US$0.13 million), partly offset by the write down and written back of inventory provision amounting to RMB32.60 million (US$4.78 million).

In addition, we recorded RMB123.13 million (US$18.04 million) gain on the disposition of the discontinued Mark Faith business in 2009, an increase of RMB44.25 million (US$6.48 million) over 2008.

2008 vs 2007

No discontinued operation was recorded for the year ended December 31, 2007.

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

The Company’s subsidiaries in the PRC were subject to PRC preferential income tax rate applicable to foreign investment enterprises in Wuhu Feishang of 15% for the years ended December 31, 2007.

Net Income attributable to CHNR Shareholders

2009 vs 2008

As a result of the foregoing, net income attributable to CHNR shareholders decreased by RMB24.58 million (US$3.60 million) from RMB78.72 million (US$11.53 million) for the year ended December 31, 2008 to RMB54.14 million (US$7.93 million) for the year ended December 31, 2009. The decrease was mainly attributable to (a) the RMB28.4 million (US$4.16 million) decrease in gross profits; (b) the operating loss of RMB7.71 million (US$1.13 million) and 9.17 million (US$1.34 million) incurred by the two newly acquired subsidiaries, i.e., Newhold and Pineboom; (c) the increase of loss amounting to RMB35.50 million (US$5.20 million) arising from the discontinued Mark Faith business, partly offset by (i) the increase of loss shared by the non-controlling interests of RMB 7.66 million (US$1.12 million) and (ii) the RMB44.25 million (US$6.48 million) increase in the gain on the disposition of discontinued Mark Faith business.

2008 vs 2007

Net income attributable to CHNR shareholders increased by RMB55.26 million (US$8.09 million) from RMB23.46 million (US$3.44 million) for the year ended December 31, 2007 to RMB78.72 million (US$11.53 million) for the year ended December 31, 2008. The increase was mainly attributable to the RMB78.88 million (US$11.55 million) gain arising from the disposition of a 40% equity interest in Mark Faith, partly offset by the RMB27.64 million (US$4.05 million) decrease in gross profits.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash, the proceeds from placement of shares in 2007, exercise of warrants, and long-term bank loans.

On February 2, 2009, Guizhou Yongfu, an indirect 70%-owned subsidiary of the Company, entered into a bank financing agreement to fund construction and development of the Yongsheng Coal Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, in the PRC. Guizhou Yongfu owns the mining rights to the Yongsheng Coal Mine. The RMB 200 million (US$29.29 million) long-term loan is being provided by the Chongqing Branch of China Minsheng Banking Corp. Ltd. The loan is to be paid in annual installments of principal commencing in 2013 and terminating in 2017. Repayment of the loans is expected to be financed by the operating cash flow of Guizhou Yongfu and other forms of bank borrowings/ equity financing. The loan bears interest, payable quarterly commencing June 21, 2009, at an annual rate equal to 30% above the over-5-year base lending rate stipulated by The People’s Bank of China from time to time (currently 5.94% per annum, resulting in a current annual interest rate of 7.722% per annum). The loan is also secured by Guizhou Yongfu’s mining permit covering the mine, and payment of the loan is guaranteed by Pingxiang Iron & Steel Co. Ltd., a related company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of China Natural Resources. Guizhou Yongfu drew down RMB 100 million (US$14.65 million) of the loan in April 2009. The RMB100 million (US$14.65 million) balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be in 2010. The Yongsheng Coal Mine is not yet operational. The estimated cost of mine construction and development is approximately RMB360 million to RMB400 million (approximately US$52.73 million to US$58.59 million). Guizhou Yongfu intends to finance the balance of the estimated construction costs through a combination of internally generated funds and additional third-party loans.

We believe that the Company is not in breach of any financial or other covenants in respect of the aforesaid bank financing agreements.

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

As of December 31, 2009, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	RMB Equivalent	US$ Equivalent
RMB182,365	182,365	26,712
HK$2,599	2,287	335
US$283	1,930	283
Total	186,582	27,330

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

The following table sets forth the Company’s cash flow for each of the three years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009
	RMB'000	RMB'000	RMB'000
Cash at beginning of year	136,991	483,689	120,888
Net cash provided by (used in) operating activities	62,727	68,979	(113,222)
Net cash (used in) investing activities	(56,536)	(477,883)	(196,397)
Net cash provided by financing activities	353,540	65,787	375,642
Net increase/ (decrease) in cash	359,731	(343,117)	66,023
Effect of exchange rate changes on cash	(13,033)	(19,684)	(329)
Cash at end of year	483,689	120,888	186,582

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Year Ended December 31,
	2007	2008	2009
Current ratio	13.47x	4.03x	3.65x
Working capital	475,083,000	293,495,000	349,927,000
Ratio of interest-bearing debt to total shareholders’ equity	—	0.03x	0.44x

The Company’s net cash outflow from operating activities of RMB113.22 million (US$16.58 million) in 2009 consisted of (a) operating cash outflows before movements in working capital of RMB11.63 million (US$1.7 million) comprising RMB 46.48 million (US$6.81 million) as profit after income tax which was adjusted by share-base compensation, share of results from unconsolidated investees, depreciation of property, plant and equipment, income on investment, depletion of mining rights and impairment of exploration rights, net realizable value provision of inventory, as well as the fair value change on financial instruments amounting to RMB58.11 million (US$8.51 million); and (b) an increase of RMB162.88 million (US$23.86million) in inventory, trade receivable and bill receivable, and other receivables and prepaid expenses. The increase in operating cash outflow was partly offset by an increase of RMB61.29 million (US$8.98 million) in trade payables, other payables, advances from customers, accrued liabilities, deferred expense and long-term payables.

Net cash provided by operating activities was RMB62.73 million (US$9.19 million) and RMB68.98 million (US$10.10 million) in 2007 and 2008, respectively. Net cash flows from the Company's operating activities are attributable to the Company’s income and changes in working capital.

The Company had net cash outflow for investing activities of RMB196.40 million (US$28.77 million) in 2009. Net cash used in the Company’s investing activities in 2009 was mainly due to (a) loan repayment of RMB107.50 million (US$15.75 million) to affiliates; (b) net cash payment of RMB207.32 million (US$30.37 million) and RMB50.98 million (US$7.47 million) on the acquisition of Newhold and Pineboom, respectively; (c) the expenditure of approximately RMB32.45 million (US$4.75 million) for property, plant and equipment; (d) realized loss of RMB30.80 million (US$4.51 million) from investment in financial instrument, partly offset by (i) net cash receipt of RMB180.09 million (US$26.38 million) on disposal of Mark Faith; (ii) repayment of RMB51.54 million (US$7.55 million) from affiliates; and (iii) an advance of RMB1.02 million (US$0.15 million) from affiliates.

Net cash provided by/ (used in) investing activities was (RMB56.54 million) (US$8.28 million) and RMB477.88 million (US$69.99 million) in 2007 and 2008, respectively. Net cash used in the Company’s investing activities in 2007 was mainly attributable to the investment in an unconsolidated investee, Hainan Nonferrous Metal. Net cash used in Company’s investing activities in 2008 was mainly attributable to loan repayment to affiliates and deposit payments for the acquisitions of the two coal mine projects.

Net cash provided by financing activities was RMB375.64 million (US$55.03 million) in 2009. This was primarily attributable to (a) the proceeds of RMB350 million (US$51.27 million) from bank loan; and (b) the cash received on the exercise of warrants amounting to RMB46.40 million (US$6.80 million), which was partially offset by the RMB20.76 million (US$3.04 million) principal repayment by Mark Faith under the capital lease obligation.

Net cash provided by financing activities was RMB353.54 million (US$51.78 million) and RMB65.79 million (US$9.64 million) in fiscal 2007 and 2008, respectively. Net cash from the Company’s financing activities in 2007 were mainly attributable to proceeds from the placement of shares and proceeds from the exercise of employees’ stock options. Net cash from the Company’s financing activities in 2008 was mainly attributable to proceeds from exercise of options and warrants.

As of December 31, 2009, the Company had intentions to pay approximately RMB91.23 million (US$13.36 million) in respect of the coal mine development of Newhold and the feasibility studies of Pineboom.

As of December 31, 2008, the Company had intentions to pay approximately RMB341.40 million (US$50.01 million), representing the balance of the purchase price of our acquisitions of Pineboom and Newhold.

The share-based compensation expense, arising from the grant of option to the Chairman and CEO in 2008 to purchase 1,000,000 Company’s Common Shares, amounted to RMB26.02 million (US$3.81 million) each year from 2008 to 2010. It did not have any impact on the Company’s cash flow as it represented the fair value of the stock options granted to officers, directors and key employees without cash outlay. In January 2007, the Company also granted options to an officer to purchase 2,300,000 Company’s Common Shares. Similarly, this would not reduce the Company’s cash flow in 2007.

Except as disclosed above, there have been no significant changes in the financial condition and liquidity during the years ended December 31, 2007, 2008 and 2009. The Company believes that its internally generated funds and bank loan will be sufficient to satisfy its anticipated working capital and mine construction needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures ahead in the event of additional acquisitions. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations. The use of our securities in this manner may be dilutive to shareholders.

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

Prior to the commencement of commercial operations of Guizhou Yongfu or Guizhou Dayun, it is believed that the iron and zinc business of Wuhu Feishang would remain as the primary contributor to the Company’s turnover. Despite signs of recovery in 2009, the worldwide post-crisis economy is still unpredictable. However, management is cautiously optimistic for a recovery of the PRC economy following the unveiling of a RMB 4 trillion stimulus package for ten sectors, although it is difficult to predict the demand for and the future price trend of iron, zinc, etc. These uncertainties may have an impact on the future operating results and the financial condition of the Company

E.

Off balance sheet arrangements

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

As of December 31, 2009, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

	Payments due by period
Contractual Obligations as at December 31, 2009	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating lease obligations	527	527	—	—	—
Purchase obligations (Pineboom acquisition)	54,039	54,039	—	—	—
Repayment of long-term bank loan	100,000	—	—	40,000	60,000
Installment payment of mining right payable	65,538	—	12,000	21,415	32,123
Total	220,104	54,566	12,000	61,415	92,123

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

Revenue recognition

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognized when title and risk of loss pass to the customer and when collectability is reasonably assured. The passing of title and risk of loss to the customer is based on terms of the sales contract, generally upon delivery and acceptance of product by the customer.

Shipping and handling costs incurred are recorded as cost of sales. Amounts billed to customers for shipping and handling are classified as sales.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred. Depreciation on non-mining related property and equipment is calculated on the straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life. Depreciation on mining related property and equipment is depreciated based on actual units of production over the estimated reserves of the mines.

The Company has determined that its mining rights are mineral rights, and accordingly they are classified as property and equipment. Mining rights are stated at cost less accumulated amortization and any impairment losses. The mining rights are amortized based on actual units of production over the estimated reserves of the mines. The weighted average remaining amortization period for these reserves is from two to eleven years as of December 31, 2009. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past, and therefore, believes that assigned lives are appropriate.

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

Recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) approved the FASB Accounting Standards Codification (“the Codification”) as the single source of authoritative nongovernmental GAAP. All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission (“SEC”), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification became effective for the period beginning September 15, 2009, and impacts the Company’s financial statements, as all references to authoritative accounting literature is now referenced in accordance with the Codification.

On January 1, 2009, the Company adopted new accounting guidance related to the accounting for business combinations and related disclosures. This new guidance addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and non-controlling interests in business combinations. The guidance also establishes expanded disclosure requirements for business combinations. The Company will apply this new guidance to future business combinations, if any.

On January 1, 2009, the Company also adopted new accounting guidance related to the accounting for non-controlling (minority) interests in consolidated financial statements. This guidance establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, and requires that non-controlling interests in subsidiaries be reported in the equity section of the controlling company’s balance sheet. It also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company’s income statement. Because the Company’s subsidiary is wholly-owned, there are no non-controlling interests, and as a result, the adoption of this guidance had no impact on the Company’s consolidated financial statements.

On January 1, 2009, the Company adopted a new accounting standard on determining whether an instrument (or embedded feature) is indexed to an entity’s own stock. This standard provides a two-step model to determine if an instrument, or embedded feature in an instrument, can be considered indexed to an entity’s own stock for the purpose of determining if the instrument can be accounted for as equity or as a derivative presented outside of equity. The adoption of this standard had no material impact on the Company’s consolidated financial statements.

In May 2009, the FASB established general standards for accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The pronouncement required the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, whether that date represents the date the financial statements were issued or were available to be issued. In February 2010, the FASB amended this standard whereby SEC filers, like the Company, are required by GAAP to evaluate subsequent events through the date its financial statements are issued, but are no longer required to disclose in the financial statements that the Company has done so or disclose the date through which subsequent events have been evaluated.

In August 2009, the FASB provided clarification when measuring liabilities at fair value of a circumstance in which a quoted price in an active market for an identical liability is not available. A reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities (or similar liabilities when traded as assets) and/or 2) a valuation technique that is consistent with the preexisting fair value guidance. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued an update to existing guidance on accounting for arrangements with multiple deliverables. This update will allow companies to allocate consideration received for qualified separate deliverables using estimated selling price for both delivered and undelivered items when vendor-specific objective evidence or third-party evidence is unavailable. Additional disclosures discussing the nature of multiple element arrangements, the types of deliverables under the arrangements, the general timing of their delivery, and significant factors and estimates used to determine estimated selling prices will be required. This guidance is effective prospectively for interim and annual periods ending after June 15, 2010. The Company is currently evaluating the impact this guidance may have, if any, on its consolidated financial statement, but does not anticipate that this updated guidance will have a material impact.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

Name	Age	Position

Li Feilie	44	Chairman of the Board of Directors and Chief Executive Officer
Tam Cheuk Ho	47	Director and Executive Vice President
Wong Wah On Edward	46	Director, Chief Financial Officer and Secretary
Lam Kwan Sing	40	Non-employee Director
Ng Kin Sing	47	Non-employee Director
Yip Wing Hang	43	Non-employee Director

Mr. Li Feilie was appointed as a director, Chief Executive Officer, Chairman of the Board on February 3, 2006 following the consummation of the acquisition of Feishang Mining. Mr. Li has served as a director of Feishang Mining since September 2004. Mr. Li served as the Chairman of Wuhu Feishang from June 2002 to June 2004. Mr. Li has been the chairman of Shenzhen Feishang Industrial Development Co. Ltd., Wuhu Feishang Industry Development Co. Ltd. and Wuhu Port Co. Ltd., companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He has also served as director of Pingxiang Iron & Steel Co. Ltd. since July 2003. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from the Economic Department of Peking University and was awarded a Master’s degree from the Graduate School of Peking University.

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

The following table sets forth the senior management of Wuhu Feishang and Guizhou Yongfu, and their ages and positions with Wuhu Feishang and Guizhou Yongfu:

Name	Age	Position

Tang Mian	47	Director and General Manager of Wuhu Feishang
Yi Guangjing	62	Chairman of Guizhou Yongfu

Mr. Tang Mian has been the Director and General Manager of Wuhu Feishang since its incorporation in June 2002. From September 1996 to June 2002, he was the manager of Anhui Fanchang Zinc and Iron Mine, the predecessor of Wuhu Feishang. Mr. Tang holds a master’s degree in business administration from Nanjing University, the PRC, and an associate’s degree in chemical education form Wuhu Normal College, the PRC.

Mr. Yi Guangjing is the Chairman of Guizhou Yongfu since April 2009. Mr. Yi has been a member of Communist Party since May 1966. Mr. Yi graduated from the Coal Mining School of Shandong Mining College with a bachelor’s degree. He is also a senior engineer. Mr. Yi was the Mine Manager of Yinggangling coal mine from August 1970 to July 1984; and served as General Director of the Coal Mining Industry Department of Jiangxi Province from June 1996 to December 2000. His last employment was with Jiangxi Coal Group of which Mr. Yi was the General Manager and Communist Party Secretary from January 2001 to August 2008.

There are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management.

B.

Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2009, to each of the individuals identified in Item 6(A) above.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/share)	Expiration date

Li Feilie	—	—	—	—
Tam Cheuk Ho	—	—	—	—
Wong Wah On Edward	—	—	—	—
Lam Kwan Sing	$ 7,692	—	—	—
Ng Kin Sing	$ 7,692	—	—	—
Yip Wing Hang	$ 7,692	—	—	—
Tang Mian	$16,487	—	—	—
Yi Guangjing	$16,845	—	—	—

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2009:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2003 Equity Compensation Plan	1,600,000	$17.34	844,683
Equity compensation plans not approved by security holders	—	N/A	—
Total	1,600,000	$17.34	844,683

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

During the years ended December 31, 2007, 2008 and 2009, the Board of Directors granted options to certain employees and officers to purchase 2,300,000 shares, 1,000,000 shares and nil, respectively, of the Company’s Common Shares under the 2003 Plan. A total of 844,683 shares were available for grant as of December 31, 2009. The 2003 Plan terminates on December 18, 2013.

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

At the annual meeting of members in 2009, Messrs. Lam Kwan Sing and Yip Wing Hang were elected to serve as Class II Directors until immediately following the annual meeting to be held in 2012 and until their successors have been duly elected and qualified. Messrs. Tam Cheuk Ho and Wong Wah On Edward serve as Class III Directors until immediately following the annual meeting to be held in 2010 and until their successors have been duly elected and qualified. Messrs. Li Feilie and Ng Kin Sing serve as Class I Directors until immediately following the annual meeting to be held in 2011 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing, Yip Wing Hang and Ng Kin Sing are “independent” directors as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 4200(a)(15). We are not required to maintain a board of directors consisting of a majority of “independent” directors based upon an exemption from NASDAQ requirements applicable to foreign private issuers.

Our officers are elected annually at the Board of Directors meeting following each annual meeting of members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal, and the terms of applicable employment agreements.

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000 (US$641). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending Board and Committee meetings. During the fiscal year ended December 31, 2009, no long-term incentive plans or pension plans were in effect with respect to any of the Company's officers, directors or employees.

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

Each member of the Audit Committee is an “independent” director, as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 5605(a)(2).

Nominating and Corporate Governance Committee; Member Nominees for Director

Our Board of Directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Nominating and Corporate Governance Committee is an “independent” director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

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

Compensation Committee

Our Board of Directors has established a Compensation Committee that operates pursuant to a written charter. The current members of the Compensation Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Compensation Committee is an "independent" director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

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

NASDAQ Requirements

Our Common Shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time adopts, amendments to its Marketplace Rule 5600 that imposes various corporate governance requirements on listed securities. Section (a)(3) of Marketplace Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 5600, but, as to the balance of Marketplace Rule 5600, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise require compliance.

We currently comply with those specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. However, we have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the British Virgin Islands do not require compliance:

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

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600.

D.

Employees

The following table sets out the number of employees with contracts at the end of each of the past three financial years, including their principal category of activity and geographic location.

		Years Ended December 31,
		2009	2008	2007

Hong Kong	Accounting, administration and management	7	6	5
	Advertising and promotion	—	—	—
	Others	—	—	1
		7	6	6

The PRC	Accounting, administration and management	74	90	14
	Sales and quality inspection	27	62	27
	Purchasing and supplies	14	27	14
	Production	294	594	292
	Cashier	2	2	1
	Others	27	51	27
		438	826	375

Total		445	832	381

E.

Share Ownership

The following table sets forth, as of May 20, 2010, the share ownership of the Company’s Common Shares by each of our directors and executive officers.

As of May 20, 2010, there were 22,723,416 Common Shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	15,780,593	(1)	66.5%
Tam Cheuk Ho	281,926	(2)	1.2%
Wong Wah On Edward	400,000	(3)	1.8%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Tang Mian	—		—
Wang Genyin	—		—
Yi Guangjing	—		—
Officers and directors as a group (9 persons)	16,462,519	(4)	69.4%

———————

(1)

Consists of (a) 14,480,593 outstanding Common Shares held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding Common Shares and 1,000,000 Common Shares issuable upon exercise of currently exercisable options held by Mr. Li. The options are exercisable at $22.64 per share and expire on January 7, 2011.

(2)

Consists of 281,926 outstanding Common Shares.

(3)

Consists of 400,000 outstanding Common Shares.

(4)

Consists of 15,462,519 outstanding Common Shares and 1,000,000 shares issuable upon exercise of currently exercisable options (see notes 1, 2 and 3).

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth, as of May 20, 2010, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding Common Shares.

As of May 20, 2010, there were 22,723,416 Common Shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity.

The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	15,780,593	(1)	66.5%
Rosetta Stone Capital Limited	2,250,000	(2)	9.6%

———————

(1)

Consists of (a) 13,480,593 outstanding Common Shares held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding Common Shares and 1,000,000 Common Shares issuable upon exercise of currently exercisable options held by Mr. Li. The options are exercisable at $22.64 per share and expire on January 7, 2011.

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

As of December 31, 2009, our Common Shares were held of record by a total of 183 persons, of which 3,173,651 Common Shares were held of record by Cede & Co.

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

On July 10, 2009, the Company acquired all of the issued and outstanding capital stock of Pineboom Investments Limited, a BVI company, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A, above.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2007 RMB	2008 RMB	2009 RMB
CHNR’s payment of its share of office rental to Anka
Consultants Limited (“Anka”) (1)	258,000	625,000	1,088,000
Sales from Yangpu Lianzhong to Wuhu Hengxin
Copper Group Co., Ltd. (“Wuhu Hengxin”) (2)	—	26,210,000	—
Sales from Yangpu Lianzhong to Wuhu Hengchang
Copper Smelting Co., Ltd. (“Wuhu Hengchang”) (2)	—	—	63,025,000

———————

(1)

On September 1, 2000, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, based upon which the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. On July 1, 2008, the Company and Anka entered into a new license agreement to replace the office sharing agreement. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day to day office administration provided by Anka. For the years ended December 31, 2007, 2008 and 2009, the Company paid its share of rental expense to Anka.

(2)

Amounts represent sales of blister copper, embedded gold in copper and embedded silver in copper.

Receivables/ Payables with Related Parties

Loans with related companies are summarized as follows:

	As of December 31,
	2007 RMB	2008 RMB	2009 RMB
Receivables from related parties
Trade receivables
Wuhu Hengxin (1)	—	30,665,000	—
Wuhu Hengchang (2)	—	40,165,000	68,740,000
Advance to unconsolidated investee
Guangdong Longchuan (3)	—	39,290,000	37,432,000
Others
Jiangxi Haiji (4)	—	3,000,000	—
Feishang Group Limited (5)	—	2,101,000	—

Payables to related parties
Wuhu Feishang Non-metal Material Co Ltd (“WFNM”) (6)	1,197,000	406,000	1,421,000
Feishang Enterprise Group Limited (“Feishang Enterprise”) (7)	1,024,000	15,600,000	—
Wuhu Hengxin (8)	—	996,000	—
Shenzhen Xupu Investment Co. Ltd. (“Shenzhen Xupu”) (9)	—	1,261,000	—
Hainan Non-ferrous Metal (10)	—	53,000	—
Jiangxi Haiji (11)	—	20,757,000	—
Feishang Group Limited (12)	—	—	54,039,000

———————

(1)

Receivable from Wuhu Hengxin owed to Yangpu Lianzhong, due from the sale of copper products. The maximum outstanding amount during the year ended December 31, 2009 was RMB30,665,000 (US$4,491,000).

(2)

Receivable from Wuhu Hengchang owed to Yangpu Lianzhong, due from the sale of copper products. The maximum outstanding amount during the year ended December 31, 2009 was RMB73,740,000 (US$10,801,000).

(3)

Receivable from Guangdong Longchuan owed to Yunnan Mining for its acquisition of exploration rights. The maximum outstanding amount during the year ended December 31, 2009 was RMB39,290,000 (US$5,755,000).

(4)

Receivable from Jiangxi Haiji owed to Feishang Copper, and represents a refundable deposit paid in connection with a capital lease. The maximum outstanding amount during the year ended December 31, 2009 was RMB3,000,000 (US$439,000).

(5)

Owed by Feishang Group to the Company and represents the refunded portion of the Mark Faith acquisition price. The maximum outstanding amount during the year ended December 31, 2009 was RMB2,101,000 (US$308,000). The amount owed was paid to CHNR in January 2009.

(6)

Represents payments made by Wuhu Feishang on behalf of WFNM and offset against amounts owed by Wuhu Feishang to WFNM.

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

(10)

Payable to Hainan Non-ferrous Metal by Yangpu Lianzhong for expenses paid by Hainan Non-ferrous Metal on behalf of Yangpu Lianzhong.

(11)

Payable to Jiangxi Haiji of RMB20,757,000 (US$3,040,000) by Feishang Copper in connection with a capital lease obligation for certain of its plant and machinery.

(12)

Payable to Feishang Group Limited for the balance payment of the Pineboom acquisition.

WFNM, Wuhu Hengchang, Wuhu Hengxin, Feishang Enterprise, Jiangxi Haiji, Shenzhen Xupu and Feishang Group Limited are controlled by Mr. Li Feilie who is also an officer, director, and indirectly, the principal beneficial shareholder of the Company.

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2007, 2008, and 2009 are included herewith as Appendix A and are incorporated herein by reference.

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

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu Feishang, appropriations of net income as reflected in its statutory financial statements are to be allocated to each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, as determined by the resolution of the Board of Directors annually. Since the acquisition of CHNR by China Resources in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders. Prior to the acquisition of Feishang Mining, the Board of Directors of Wuhu Feishang declared and paid dividends of RMB44,005,000 and RMB38,462,000 on February 28, 2005 and January 27, 2006, respectively.

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

B.

Significant Changes

There have been no significant changes that have occurred since the date of the annual financial statements included in this report except as follows:

•

On January 26, 2010, Feishang Group exercised warrants to purchase 1,000,000 Common Shares. The Company received gross proceeds of US$5,000,000.

•

On February 1, 2010, the Company disposed of its 45% interest in Guangdong Longchuan to an unaffiliated third party at a consideration (including the assigned debt) for approximately RMB44.55 million (US$6.53 million). The unaudited consolidated gain on this disposal was approximately RMB 7.12 million (US$1.04 million).

•

On April 30, 2010, the Company acquired from Feishang Group Limited (a) all of the Wealthy Year Shares and (b) the Indebtedness, for total consideration of US$87 million, subject to adjustments. Feishang Group Limited, a British Virgin Islands corporation, is also the principal shareholder of the Company and Mr. Li Feilie, the sole officer, director and beneficial owner of Feishang Group Limited, is the Chairman and Chief Executive Officer of the Company.

•

On May 6, 2010, Wong Wah On Edward, a Director and Executive Officer, exercised options to purchase 400,000 Common Shares. The Company received gross proceeds of US$3,404,000.

•

On May 17, 2010, Tam Cheuk Ho, a Director and Executive Officer, exercised options to purchase 200,000 Common Shares. The Company received gross proceeds of US$1,702,000.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the annual high and low last trade prices of our Common Shares as reported by The NASDAQ Stock Market for each of the five preceding fiscal years. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Fiscal Year ended:
December 31, 2009	$14.83	$8.82
December 31, 2008	26.30	7.99
December 31, 2007	44.26	6.84
December 31, 2006	18.02	3.50
December 31, 2005	7.49	2.88

The following table sets forth the high and low last trade prices of our Common Shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2008 and 2009. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

2009 Fiscal Year, quarter ended:
March 31, 2009	$11.87	$8.84
June 30, 2009	14.83	8.82
September 30, 2009	12.96	10.02
December 31, 2009	12.01	10.02

2008 Fiscal Year, quarter ended:
March 31, 2008	$26.30	$16.14
June 30, 2008	24.89	16.55
September 30, 2008	19.01	13.89
December 31, 2008	13.79	7.99

The following table sets forth the monthly high and low last trade prices of our Common Shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this Report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Month Ended:
April 30,2010	$12.36	$11.14
March 31, 2010	14.93	11.52
February 28, 2010	12.25	10.91
January 31, 2010	13.06	11.91
December 31, 2009	11.84	10.55
November 30, 2009	11.10	10.20

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

Interest rate risk

The Company’s interest income/ expense is sensitive to changes in the general level of Renminbi, Hong Kong dollars and United States dollars interest rates. In this regard, changes in interest rates affect the interest earned on the Company’s cash and the interest expense on the Company bank borrowings. As of December 31, 2009, the Company’s cash includes Renminbi, Hong Kong dollars and United States dollars deposits with financial institutions and Renminbi denominated bank borrowings, bearing market interest rates.

Commodity price risk

The Company is exposed to fluctuation in the prices of zinc, iron and copper which we produce. As at December 31, 2009, the Company’s inventories amounted to RMB4.19 million (US$0.61 million), consisting of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cashflow. We have not engaged in any formal hedging transactions to manage possible price fluctuations.

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2009, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2009, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

With respect to adequacy of disclosure:

1.

Our management refers in its internal control report to a discussion in this annual report regarding the scope of the assessment, noting that management has excluded the acquired business from management’s report on internal control over financial reporting;

2.

Our management clearly identified the acquired business excluded and indicated the significances of the acquired business in our consolidated financial statements; and

3.

We must disclose any material change to our internal control over financial reporting due to the acquisition.

As of December 31, 2009, with regard to the scope of our assessment, we excluded Mark Faith and its subsidiary from our assessment of internal control over financial reporting because they were disposed of during 2009.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, excluding Mark Faith and its subsidiary disposed of in 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we determined that, as of December 31, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

GHP Horwath, P.C. (“GHP Horwath”), our independent registered public accounting firm, has performed an audit of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, and, as part of its audit, has issued its attestation report on the effectiveness of the Company's internal control over financial reporting herein as of December 31, 2009. GHP Horwath’s attestation report is included in this Annual Report on Form 20-F on pages F-2 and F-3. This audit is required to be performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2009 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

•

other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing are each an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K. Each of our “audit committee financial experts” is independent as that term is used in NASDAQ Marketplace Rule 5600.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal years 2008 and 2009.

	Fiscal 2008	Fiscal 2009

Audit Fees	$383,000	$340,000
Audit-Related Fees	4,000	3,000
Tax Fees	—	—
All Other Fees	—	—

Total	$387,000	$343,000

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by GHP Horwath, P.C., the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to GHP Horwath, P.C. with respect to fiscal year 2009 were pre-approved by the Audit Committee.

ITEM 16D.

EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

There have been no exemptions from listing standards required to be disclosed in response to this Item.

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of equity securities required to be disclosed in response to this Item.

ITEM 16F.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

No disclosure is required in response to this Item.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009

b.

Consolidated balance sheets as of December 31, 2008 and 2009

c.

Consolidated statements of comprehensive income for the years ended December 31, 2007, 2008 and 2009

d.

Consolidated statements of equity for the years ended December 31, 2007, 2008 and 2009

e.

Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009

f.

Notes to consolidated financial statements

g.

Schedule 1.

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

4.5	Form of Subscription Agreement dated August 6, 2007 (filed as Exhibit 10.1 to the Current Report on Form 6-K filed August 8, 2007, and incorporated herein by reference).
4.6

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

4.7

Trust Agreement of Shareholding dated September 5, 2007 by and between Yunnan Feishang Mining Co. Ltd. and Yangpu Fengyu Industry Development Co. Ltd. (English translation of original Chinese version filed as Exhibit 99.2 to the Current Report on Form 6-K filed September 18, 2007, and incorporated herein by reference).

Exhibit No.	Exhibit Description
4.8

Agreement dated December 28, 2007 by and among Beijing SinoTech Institute of Mineral Exploration Co. Ltd., Lueyang Longda Stone Casting Co. Ltd. and Yunnan Feishang Mining Co. Ltd. (English translation of original Chinese version filed as Exhibit 10.1 to the Current Report on Form 6-K filed January 11, 2008, and incorporated herein by reference).

4.9

Investors’ Agreement in respect of Guizhou Pucheng Mining Co. Ltd. dated January 26, 2008 by and among Yunnan Feishang Mining Co. Ltd., Yangpu Lianzhong Mining Co. Ltd. and Jiangxi Province Coal Group Company (English translation of original Chinese version filed as Exhibit 10.1 to the Current Report on Form 6-K filed February 7, 2008, and incorporated herein by reference).

4.10

Agreement dated February 20, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. in relation to the Sale and Purchase of the Entire Issued Share Capital and the Shareholder’s Loan of Mark Faith Technology Development Limited (filed as Exhibit 10.1 to the Current Report on Form 6-K filed February 29, 2008, and incorporated herein by reference).

4.11

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Pineboom Investments Limited dated July 11, 2008 by and between Feishang Group Limited and China Natural Resources , Inc. (filed as Exhibit 10.1 to the Current Report on Form 6-K filed July 15, 2008, and incorporated herein by reference).

4.12

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Newhold Investments Limited dated August 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. (filed as Exhibit 10.1 to the Current Report on Form 6-K filed August 13, 2008, and incorporated herein by reference).

4.13

Service Agreement dated as of October 1, 2008 by and between the Company and Li Feilie (filed as Exhibit 99.2 to the Current Report on Form 6-K filed November 10, 2008, and incorporated herein by reference).*

4.14

Service Agreement dated as of October 1, 2008 by and between the Company and Tam Cheuk Ho (filed as Exhibit 99.3 to the Current Report on Form 6-K filed November 10, 2008, and incorporated herein by reference).*

4.15

Service Agreement dated as of October 1, 2008 by and between the Company and Wong Wah On Edward (filed as Exhibit 99.4 to the Current Report on Form 6-K filed November 10, 2008, and incorporated herein by reference).*

4.16

Agreement for the Sale and Purchase of the Shares in Mark Faith Technology Development Limited dated December 30, 2008 by and between China Natural Resources, Inc. and Joysight Limited (filed as Exhibit 10.1 to the Current Report on Form 6-K filed January 6, 2009, and incorporated herein by reference).

4.17

Letter Agreement dated January 12, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (filed as Exhibit 10.2 to the Current Report on Form 6-K filed January 20, 2009, and incorporated herein by reference).

4.18

Loan Agreement dated February 2, 2009 by and between Guizhou Yongfu and China Minsheng Banking Corp. Ltd. (filed as Exhibit 4.21 to the Annual Report on Form 20-F filed June 29, 2009, and incorporated herein by reference).

4.19

Letter Agreement dated July 10, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (filed as Exhibit 10.2 to the Current Report on Form 6-K filed July 16, 2009, and incorporated herein by reference).

4.20

Agreement for the Sale and Purchase of the Shares in Mark Faith Technology Development Limited dated September 29, 2009 by and between China Natural Resources, Inc. and Joysight Limited (filed as Exhibit 10.1 to the Current Report on Form 6-K filed October 6, 2009, and incorporated herein by reference).

4.21

Agreement by and between Yangpu Lianzhong Mining Co., Ltd. and Dongguan City Zhongxian Industrial Investment Co., Ltd. on Stock Transfer of Guangdong Longchuan Jinshi Mining Development Co., Ltd. (filed as Exhibit 10.1 to the Current Report on Form 6-K filed February 9, 2010, and incorporated herein by reference).

4.22

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Wealthy Year Limited dated April 30, 2010 by and between Feishang Group Limited and China Natural Resources, Inc. (filed as Exhibit 4.1 to the Current Report on Form 6-K filed May 11, 2010, and incorporated herein by reference).

6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2009 (contained in Financial Statements filed herewith).
8	Subsidiaries of the Registrant (filed herewith).

Exhibit No.	Exhibit Description
11	Code of Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
99.1	Consent of Independent Registered Public Accounting Firm to incorporation of audit report dated May 26, 2010 into registration statement on Form S-8 (SEC File No. 333-146790).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: May 26, 2010	By:	/s/ LI FEILIE
Li Feilie, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009

b.

Consolidated balance sheets as of December 31, 2008 and 2009

c.

Consolidated statements of comprehensive income for the years ended December 31, 2007, 2008 and 2009

d.

Consolidated statements of equity for the years ended December 31, 2007, 2008 and 2009

e.

Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009

f.

Notes to consolidated financial statements

g.

Schedule 1.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Pages

Report of independent registered public accounting firm	F-2 – F-3

Consolidated statements of operations	F-4 – F-5

Consolidated balance sheets	F-6 – F-7

Consolidated statements of comprehensive income	F-8

Consolidated statements of equity	F-9

Consolidated statements of cash flows	F-10 – F-11

Notes to consolidated financial statements	F-12 – F-41

Schedule 1	F-42 – F-46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

China Natural Resources, Inc.

We have audited the accompanying consolidated balance sheets of China Natural Resources, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the financial schedule for the years ended December 31, 2009, 2008 and 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include Mark Faith Technology Development Limited and its wholly-owned subsidiary, Bayannaoer City Feishang Copper Company Limited (“Mark Faith”), which was sold in 2009. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Mark Faith.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Natural Resources, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. In our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As described in Notes 1, 3 and 12 to the consolidated financial statements, the Company has significant transactions and relationships with affiliated companies. Because of these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

As discussed in Notes 3 and 17 to the consolidated financial statements, the Company acquired all of the issued and outstanding stock of Newhold Investments Limited in January 2009, Pineboom Investment Limited in July 2009, and Wealthy Year Limited in April 2010. In September 2009, the Company sold its remaining 60% interest in Mark Faith, and in February 2010, the Company sold its 45% equity interest in Guangdong Longchuan Jinshi Mining Development Co., Ltd.

As discussed in Note 2(n) to the consolidated financial statements, on January 1, 2009, the Company adopted the provisions of new accounting standards relating to business combinations and non-controlling interests.

/S/ GHP HORWATH, P.C.

Denver, Colorado

May 26, 2010

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2007	2008	2009	2009
	Notes	RMB	RMB	RMB	US$
NET SALES
Related parties	12	—	26,210	63,025	9,232
Others		125,963	74,707	44,725	6,551
		125,963	100,917	107,750	15,783
COST OF SALES
Related parties	12	—	(25,452)	(61,887)	(9,066)
Others		(39,855)	(34,953)	(33,749)	(4,943)
		(39,855)	(60,405)	(95,636)	(14,009)
GROSS PROFIT		86,108	40,512	12,114	1,774
ADMINISTRATIVE EXPENSES, including share-based compensation expense of RMB 38,998 (US$5,712) in 2007 and RMB26,016 (US$3,811) in 2008 and 2009	13	(52,499)	(48,407)	(66,587)	(9,754)

INCOME (LOSS) FROM OPERATIONS		33,609	(7,895)	(54,473)	(7,980)

OTHER INCOME (EXPENSE)
Interest income	4	4,520	2,158	2,654	389
Loss attributable to investment in unconsolidated investees	7	(2,145)	(9,691)	(11,211)	(1,642)
Other	10	(512)	(2,993)	(247)	(36)
		1,863	(10,526)	(8,804)	(1,289)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES		35,472	(18,421)	(63,277)	(9,269)

INCOME TAX EXPENSE	11	(12,016)	(6,294)	(2,438)	(357)
INCOME (LOSS) FROM CONTINUING OPERATIONS		23,456	(24,715)	(65,715)	(9,626)

DISCONTINUED OPERATIONS	4
Income (loss) from discontinued Mark Faith operations, net of tax		—	24,560	(10,937)	(1,602)
Gain on disposal of Mark Faith		—	78,877	123,133	18,036
INCOME FROM DISCONTINUED OPERATIONS		—	103,437	112,196	16,434

NET INCOME		23,456	78,722	46,481	6,808
NET INCOME (LOSS) ATTIBUTABLE TO:
CHNR Shareholders		23,456	78,722	54,140	7,930
Non-controlling interests		—	—	(7,659)	(1,122)
		23,456	78,722	46,481	6,808
NET INCOME (LOSS) ATTIBUTABLE TO CHNR SHAREHOLDERS:
Continuing operations		23,456	(24,715)	(62,431)	(9,145)
Discontinued operations		—	103,437	116,571	17,075
		23,456	78,722	54,140	7,930

(Continued)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
NET INCOME (LOSS) PER SHARE:
Basic
Income (loss) from continuing operations	1.76	(1.28)	(2.97)	(0.44)
Income from discontinued operations	—	5.36	5.55	0.81
Net income per share	1.76	4.08	2.58	0.37

NET INCOME (LOSS) PER SHARE:
Diluted
Income (loss) from continuing operations	1.35	(1.11)	(2.86)	(0.42)
Income from discontinued operations	—	4.64	5.34	0.78
Net income per share	1.35	3.53	2.48	0.36

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:

Basic	13,290,471	19,276,019	21,004,238	21,004,238
Diluted	17,347,024	22,278,600	21,817,907	21,817,907

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 AND 2009

(Amounts in thousands, except share data)

ASSETS

		December 31,
		2008	2009	2009
	Notes	RMB	RMB	US$
CURRENT ASSETS
Cash		120,888	186,582	27,330
Trade receivables:
Related parties	12	70,830	68,740	10,069
Others	14	4,157	1,070	157
Bills receivable	14	1,460	1,000	146
Inventories	5	66,245	4,187	613
Notes and advances receivable	4	96,166	169,018	24,758
Deferred tax assets	11	5,470	2,073	304
Advances to unconsolidated investee, net	12	—	37,432	5,483
Other assets		25,061	11,662	1,708

TOTAL CURRENT ASSETS		390,277	481,764	70,568

Property and equipment, net	6	238,591	198,456	29,069
Deposits for business acquisitions and other	3	119,741	—	—
Investment in unconsolidated investees	7	22,210	12,856	1,883
Advances to unconsolidated investee, net	12	39,290	—	—

		419,832	211,312	30,952

TOTAL ASSETS		810,109	693,076	101,520

(Continued)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2008 AND 2009

(Amounts in thousands, except share data)

LIABILITIES AND EQUITY

		December 31,
		2008	2009	2009
	Notes	RMB	RMB	US$
CURRENT LIABILITIES
Bills payable		—	20,000	2,930
Accounts payable		7,361	17,851	2,614
Other payables	8	25,484	30,534	4,473
Advances from customers		15,261	339	50
Accrued liabilities		8,014	4,807	704
Related-party payables	12	18,316	55,460	8,124
Income tax and other taxes payable	11	12,369	2,198	322
Interest payable - current		—	648	95
Current portion of related-party capital lease obligation	12	9,977	—	—

TOTAL CURRENT LIABILITIES		96,782	131,837	19,312

Long-term debt and other obligations	9	—	165,538	24,248
Interest payable - non current		—	7,743	1,134
Related-party capital lease obligation, net of current portion	12	10,780	—	—
Other payables	8	10,087	8,681	1,271

		20,867	181,962	26,653

TOTAL LIABILITIES		117,649	313,799	45,965

EQUITY
China Natural Resources, Inc. Equity:
Preferred Shares, no par; Authorized – 10,000,000 shares; issued and outstanding –none		—	—	—
Common shares, no par: Authorized – 200,000,000 shares; issued and outstanding –19,623,416 and 21,123,416 shares at December 31, 2008 and 2009, respectively	13	312,081	312,081	45,713
Reserves		7,331	7,331	1,074
Additional paid in capital		228,752	301,166	44,114
Retained earnings		173,087	227,227	33,283
Excess of purchase price over net asset value	3	(7,149)	(458,722)	(67,192)
Other comprehensive loss		(35,561)	(35,662)	(5,224)

TOTAL CHINA NATURAL RESOURCES, INC. EQUITY		678,541	353,421	51,768
NON-CONTROLLING INTERESTS		13,919	25,856	3,787
		692,460	379,277	55,555

TOTAL LIABILITIES AND EQUITY		810,109	693,076	101,520

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
NET INCOME	23,456	78,722	46,481	6,808

Other comprehensive loss:
Foreign currency translation adjustments	(12,731)	(22,600)	(101)	(15)

Total other comprehensive loss	(12,731)	(22,600)	(101)	(15)

COMPREHENSIVE INCOME	10,725	56,122	46,380	6,793

Comprehensive loss attributable to non-controlling interests	—	—	7,659	1,122

Comprehensive income attributable to China Natural Resources, Inc.	10,725	56,122	54,039	7,915

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF EQUITY

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share data)

	Common Shares	Share capital	Reserves	Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Excess of purchase price over net asset value	Non- controlling interest	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2007	11,548,416	47,250	7,331	—	70,909	(230)	—	—	125,260
Private placement	4,375,000	264,831	—	—	—	—	—	—	264,831
Share based compensation	—	—	—	38,998	—	—	—	—	38,998
Exercise of stock options	1,400,000	—	—	88,709	—	—	—	—	88,709
Net income for the year	—	—	—	—	23,456	—	—	—	23,456
Foreign currency translation adjustments	—	—	—	—	—	(12,731)	—	—	(12,731)
Comprehensive income									10,725
Balances at December 31, 2007	17,323,416	312,081	7,331	127,707	94,365	(12,961)	—	—	528,523
Share based compensation	—	—	—	26,016	—	—	—	—	26,016
Exercise of stock options	300,000	—	—	17,472	—	—	—	—	17,472
Exercise of warrants	2,000,000	—	—	57,557	—	—	—	—	57,557
Excess of Mark Faith purchase price over carrying value of net assets acquired	—	—	—	—	—	—	(11,916)	—	(11,916)
Decrease in excess of Mark Faith purchase price over carrying value of net assets acquired as a result of sale of 40% interest in Mark Faith	—	—	—	—	—	—	4,767	13,919	18,686
Net income for the year	—	—	—	—	78,722	—	—	—	78,722
Foreign currency translation adjustments	—	—	—	—	—	(22,600)	—	—	(22,600)
Comprehensive income									56,122
Balances at December 31, 2008	19,623,416	312,081	7,331	228,752	173,087	(35,561)	(7,149)	13,919	692,460
Share based compensation	—	—	—	26,016	—	—	—	—	26,016
Exercise of warrants	1,500,000	—	—	46,398	—	—	—	—	46,398
Excess of Newhold and Pineboom purchase price over carrying value of net assets acquired	—	—	—	—	—	—	(458,722)	29,139	(429,583)
Decrease in excess of Mark Faith purchase price over carrying value of net assets acquired as a result of sale of 60% interest in Mark Faith	—	—	—	—	—	—	7,149	(9,543)	(2,394)
Net income (loss) for the year	—	—	—	—	54,140	—	—	(7,659)	46,481
Foreign currency translation adjustments	—	—	—	—	—	(101)	—	—	(101)
Comprehensive income									46,380
Balances at December 31, 2009	21,123,416	312,081	7,331	301,166	227,227	(35,662)	(458,722)	25,856	379,277

Balances at December 31, 2009 (US$)	21,123,416	45,713	1,074	44,114	33,283	(5,224)	(67,192)	3,787	55,555

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands)

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	23,456	78,722	46,481	6,808
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,839	13,750	14,627	2,143
Amortization	1,919	1,298	1,406	206
Impairment of exploration rights	117	350	2,918	427
Provision for loss (reduction in reserve) on inventories	—	16,302	(15,621)	(2,288)
Share-based compensation	38,998	26,016	26,016	3,811
Loss on disposal of property and equipment	398	152	142	20
Loss attributable to investment in unconsolidated investee	2,145	9,691	11,211	1,642
Net (gain) loss on derivative assets	—	(25,834)	22,564	3,305
Gain on sale of investment in subsidiary	—	(78,877)	(123,133)	(18,036)
Other non-cash expenses	—	2,273	1,764	259
Changes in operating assets and liabilities, net of effects of business acquisitions/dispositions:
Trade receivables	(1,020)	(12,729)	(10,141)	(1,485)
Bills receivable	(13,000)	11,540	1,110	163
Inventories	598	88,065	(102,300)	(14,985)
Other assets	(365)	6,030	(51,552)	(7,551)
Accounts payable	(240)	(77,920)	56,940	8,340
Other payables	4,888	2,904	4,218	618
Advances from customers	(481)	13,092	3,190	467
Accrued liabilities	182	(4,066)	2,868	420
Income and other taxes payable	2,293	(1,780)	(5,930)	(869)

Net cash provided by (used in) operating activities	62,727	68,979	(113,222)	(16,585)

INVESTING ACTIVITIES
Investment in unconsolidated investee	(42,640)	(900)	—	—
Advances to unconsolidated investee	—	(39,796)	—	—
Repayments to affiliates	(2,245)	(376,834)	(107,509)	(15,748)
Advances from affiliates	1,024	1,651	1,015	149
Repayments from affiliates	—	21,000	51,541	7,550
Proceeds from sale of derivative instruments	—	30,319	—	—
Purchase of derivative instruments	—	(5,000)	(30,795)	(4,511)
Repayment to a director	(8,377)	—	—	—
Purchases of property and equipment	(4,298)	(4,671)	(32,445)	(4,752)
Net cash paid upon acquisition of subsidiaries	—	(103,652)	(258,298)	(37,835)
Net proceeds from disposal of subsidiaries	—	—	180,094	26,380

Net cash used in investing activities	(56,536)	(477,883)	(196,397)	(28,767)

(Continued)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands)

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
FINANCING ACTIVITIES
Proceeds on bank loan	—	—	350,000	51,267
Proceeds from issuance of shares	264,831	—	—	—
Proceeds from exercise of stock options	88,709	17,472	—	—
Proceeds from exercise of warrants	—	57,557	46,398	6,796
Repayments on capital lease obligation	—	(9,242)	(20,756)	(3,040)
Net cash provided by financing activities	353,540	65,787	375,642	55,023

NET INCREASE (DECREASE) IN CASH	359,731	(343,117)	66,023	9,671

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(13,033)	(19,684)	(329)	(48)

CASH, BEGINNING	136,991	483,689	120,888	17,707

CASH, ENDING	483,689	120,888	186,582	27,330

Supplemental disclosure of cash flow information:

Cash paid for income taxes	10,146	20,068	1,169	171

Cash paid for interest
(including RMB4,871 and US$713 capitalized in construction in progress)	—	2,835	8,446	1,237

Supplemental disclosure of non-cash investing and financing activities:

Business and asset acquisitions:
Assets acquired	—	538,126	655,068	95,953
Liabilities assumed	—	(515,975)	(212,952)	(31,196)

	—	22,151	442,116	64,757
Sale of interest in Mark Faith
Note receivable	—	95,586	144,275	21,133
Excess of purchase price over Mark Faith net assets acquired and non-controlling interest recorded	—	(16,709)	(21,142)	(3,097)
Gain	—	78,877	123,133	18,036

Other payable for mining rights	1,000	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES

The following depicts China Natural Resources, Inc. (“CHNR”) and its subsidiaries (collectively the “Company” or the “Group”) at December 31, 2009:

		CHNR (BVI)

100%	100%	80%	100%	100%	100%	100%
FMH Corporate Services Inc. (Florida, US)	Feishang Mining Holdings Limited (BVI)	Silver Moon Technologies Limited (BVI)	Sunwide Capital Limited (BVI)	China Coal Mining Investment Ltd. (HK)	Newhold Investments Limited (BVI)	Pineboom Investment Limited (BVI)

	100%			100%	100%	100%
	Wuhu Feishang Mining Development Co. Limited (PRC)			Yangpu Lianzhong Mining Co., Ltd. (PRC)	Feishang Yongfu Mining Limited (HK)	Feishang Dayun Coal Mining Limited (HK)

	100%		48%	45%	100%	100%
	Yunnan Feishang Mining Co. Limited (PRC)		Hainan Nonferrous Metal Mining Co., Ltd. (PRC)	Guangdong Longchuan Jinshi Mining Development Co. Limited (PRC)	Hainan Yangpu Shuanghu Industrial Co., Ltd. (PRC)	Hainan Yangpu Dashi Industrial Co., Ltd. (PRC)

	100%	60%	85%		70%	100%
	Shenzhen Feishang Management and Consulting Co. Limited (PRC)	Sinocean Mining Company Limited (HK)	Societe D'investissement Miniere Longfe (Madagascar)		Guizhou Yongfu Mining Co., Ltd. (PRC)	Guizhou Dayun Mining Co., Ltd. (PRC)

CHNR is a British Virgin Islands (“BVI”) holding company incorporated in 1993.

(a)

Feishang Mining Holdings Limited and its subsidiaries

Feishang Mining Holdings Limited (“Feishang Mining”) is a wholly-owned BVI company incorporated in 2004, and through its wholly-owned subsidiary, Wuhu Feishang Mining Development Co. Limited (“Wuhu Feishang”), is principally engaged in the mining of zinc, iron, and other minerals for distribution in the People’s Republic of China (“PRC”).

Wuhu Feishang was established in June 2002, and commenced operations in May 2003 upon its acquisition of Anhui Fanchang Zinc and Iron Mine (“Anhui”), a PRC state-owned entity. Through October 2009, Wuhu Feishang owned the mining rights to two mines: Yang Chong Mine, which contains iron and zinc minerals, and Zao Yuan Mine, which contains primarily iron minerals. In October 2009, the rights to the Zao Yuan Mine expired. These mines, in which the Company has acquired mineral rights, are the subject of geological surveys performed by licensed valuers in the PRC in conformity with procedures and protocols in the PRC. While these procedures and protocols are different from the procedures and protocols generally recognized in the United States, they are, with respect to certain of the Company’s mining properties, sufficient to support the existence of “probable” reserves. Wuhu Feishang is considered to be in the production stage.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

(a)

Feishang Mining Holdings Limited and its subsidiaries (continued)

In August 2007, Wuhu Feishang acquired exploration rights to Si Chong Gold-Silver-Lead-Zinc Mine, which is anticipated to contain mineable quantities of silver, lead, zinc and copper. In January 2008, Wuhu Feishang, through its wholly-owned subsidiary Yunnan Feishang Mining Co. Ltd. (“Yunnan Mining”), also acquired exploration rights to Jinshizhang Mine, which is anticipated to contain silver, lead, zinc and copper.

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

(b)

Mark Faith Technology Development Limited and its subsidiary

On March 4, 2008, CHNR acquired all of the issued and outstanding capital stock of Mark Faith Technology Development Limited (“Mark Faith”) and its wholly-owned subsidiary Bayannaoer City Feishang Copper (“Feishang Copper”), from Feishang Group Limited (“Feishang Group” or, the “Shareholder”). The Shareholder, a British Virgin Islands corporation, is also the principal shareholder of CHNR, and Mr. Li Feilie, the sole officer, director and beneficial owner of the Shareholder, is the Chairman and Chief Executive Officer of CHNR (Notes 3).

Feishang Copper is located in Inner Mongolia and is engaged in the smelting and refining of blister copper and sulfuric acid for distribution in the PRC. On December 30, 2008, CHNR sold 40% of its investment in Mark Faith to an unrelated third party for RMB95,586 (US$14,000), and on September 29, 2009, CHNR sold the remaining 60% of its investment in Mark Faith to the same party for RMB144,275 (US$21,000) (Note 4).

(c)

China Coal Mining Investment Limited and its subsidiary and unconsolidated investees

In March 2008, the Company formed China Coal Mining Investment Limited (“China Coal”) for the purpose of holding companies engaging in the exploration and exploitation of coal and other mines in the PRC. China Coal owns 100% of Yangpu Lianzhong Mining Co., Ltd. (“Yangpu Lianzhong”). Through December 31, 2009, China Coal and Yangpu Lianzhong’s operations have primarily consisted of selling copper, which it has acquired from Feishang Copper.

On January 15, 2008, the Company acquired a 45% interest in Guangdong Longchuan Jinshi Mining Development Co. Limited (“Guangdong Longchuan”). Guangdong Longchuan was formed to engage in the exploration, development, mining and sale of nonferrous metals in the Guangdong Province of the PRC. On February 1, 2010, the Company sold its entire 45% equity interest in Guangdong Longchuan to an unrelated third party for RMB 4,753 (US$696) plus the purchaser’s repayment of Guangdong Longchuan’s RMB 39,796 (US$5,829) indebtedness to Yunnan Mining (Note 7).

Hainan Nonferrous Metal Mining Co. Ltd. (“Hainan Nonferrous Metal”) was formed in September 2007 under the laws of the PRC to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC. The Company effectively owns a 48% equity interest in Hainan Nonferrous Metal (Note 7). Hainan Nonferrous Metal also owns an 85% equity interest in Societe D'investissement Miniere Longfei, a Madagascar company engaged in the search for potential mining projects in Madagascar; and a 60% equity interest in Sinocean Mining Company Limited, a Hong Kong company engaged in the identification of potential mining projects in the Philippines.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

(d)

Newhold Investments Limited and its subsidiaries

Newhold Investments Limited (“Newhold”) is a wholly-owned subsidiary that was formed in July 2008 under the laws of the BVI and acquired by the Company in January 2009 (Note 3). Newhold currently operates, through its wholly-owned subsidiaries, Feishang Yongfu Mining Limited and Hainan Yangpu Shuanghu Industrial Co. Ltd., and its 70%-owned subsidiary Guizhou Yongfu Mining Co. Ltd. (“Guizhou Yongfu”), a company established under the laws of the PRC in Guizhou province. Guizhou Yongfu, an enterprise principally engaged in coal mine development in the PRC, is Newhold’s principal business activity.

(e)

Pineboom Investment Limited and its subsidiaries

Pineboom Investment Limited (“Pineboom”) is a wholly-owned subsidiary that was formed in May 2008 under the laws of the BVI and acquired by the Company in July 2009 (Note 3). Pineboom currently operates, through its wholly-owned subsidiaries, Feishang Dayun Coal Mining Limited and Hainan Yangpu Dashi Industrial Co. Ltd., and its wholly-owned subsidiary Guizhou Dayun Mining Co. Ltd. (“Guizhou Dayun”), a company established under the laws of the PRC in Guizhou province. Guizhou Dayun, an enterprise principally engaged in coal mine development in the PRC, is Pineboom’s principal business activity.

(f)

Other subsidiaries

FMH Corporate Services, Inc. (“FMH Services”) is a wholly-owned U.S. company incorporated in November 2007. FMH Services has been dormant since incorporation.

Sunwide Capital Limited (“Sunwide”) is a wholly-owned BVI company incorporated in 2001, which was formed to invest in United States’ listed securities. Sunwide is a dormant company.

Silver Moon Technologies Limited (“Silver Moon”) is a BVI company incorporated in 2002. Through May 2, 2008, Silver Moon owned 100% of Zhongwei Medi-China.com Limited (“Medi-China”), a Hong Kong company incorporated in 1999, whose primary operations were the provision of online internet healthcare information. On May 2, 2008, Medi-China was dissolved. Silver Moon is not engaged in active business operations.

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

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)

Use of estimates (continued)

The more significant financial statement items requiring the use of management estimates and assumptions relate to: (i) mineral reserves and deposits and value beyond proven and probable reserves that are the basis for future cash flow estimates utilized in impairment calculations; (ii) the estimated lives of mineralized bodies based on estimated recoverable volume through the end of the period over which the Company has extraction rights that are the basis for units-of-production depreciation, depletion and amortization calculations; (iii) estimates of fair value for certain reporting units and asset impairments (including long-lived assets and investments) , and share-based compensation; and (iv) estimates used in valuing inventory to net realizable value, reserves for contingencies, and fair value of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

(c)

Inventories

Inventories are stated at the lower of average cost or net realizable value. For products, the Group determines net realizable value based on current metals prices, less costs to convert stockpiled and in-process inventories to finished products. Major types of inventories include:

Raw materials, which consist of extracted raw ore and auxiliary materials – costs are limited to those directly related to mining; and copper concentrates acquired and used in the copper smelter process.

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

(d)

Derivative Instruments

Every derivative instrument (including certain derivative instruments embedded in other contracts) is recorded as either an asset or liability measured at its fair value, with changes in the derivative’s fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company values its derivative instruments at fair value method at the end of each reporting period, and their value is marked-to-market at the end of each reporting period with the gain or loss recorded against earnings. No derivative instruments were held as of December 31, 2009.

(e)

Mineral exploration costs

Mineral property exploration costs are expensed as incurred.

(f)

Property and equipment

Buildings and mine development, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Property and equipment (continued)

The Company has determined that its mining rights meet the definition of mineral rights and are tangible assets, and they have therefore been classified as property and equipment. The costs of mining rights are initially capitalized as tangible assets when purchased. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are amortized using the units-of-production method over the estimated life of the probable reserves. For mining rights in which proven and probable reserves have not yet been established, the Company assesses the carrying value for impairment at the end of each reporting period. During the years ended December 31, 2007, 2008 and 2009, the Company recorded impairment charges of RMB117 (US$17), RMB350 (US$51), and RMB2,918 (US$427), respectively.

Mining rights are stated at cost less accumulated amortization and any impairment losses. Mining rights for which probable reserves have been established are amortized based on actual units of production over the estimated reserves of the mines. The weighted average remaining amortization period for these reserves is from two to eleven years as of December 31, 2009. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past.

Mining related buildings & mine development and mining related machinery & equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which probable reserves have been established are depreciated based on actual units of production over the estimated reserves of the mines. The weighted average remaining depreciation period for these reserves is from two to eleven years as of December 31, 2009.

Depreciation is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset. Estimated useful lives are as follows:

Non-mining related buildings and mine development	15 - 35 years
Non-mining related machinery and equipment	5 - 15 years
Motor vehicles	5 - 8 years

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives of those assets. Construction costs are capitalized as incurred. Interest is capitalized as incurred during the construction period.

The Company reviews and evaluates its long-lived assets, including property, machinery and mining assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable metals, corresponding expected commodity prices (considering current and historical prices, price trends and related factors), production levels and operating costs of production, and capital, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company’s estimates of future cash flows are based on numerous assumptions, and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable metal, future metal prices, production levels and operating costs of production, and capital are each subject to significant risks and uncertainties.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

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

A loss in value of an investment that is other than a temporary decline is recognized as a charge to operations. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. No other than temporary declines were recorded in 2007, 2008 and 2009.

(h)

Revenue recognition

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognized when title and risk of loss pass to the customer and when collectability is reasonably assured. The passing of title and risk of loss to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of product by the customer.

Shipping and handling costs incurred are recorded as cost of sales. Amounts billed to customers for shipping and handling are classified as sales.

(i)

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

In 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 740, (previously, Accounting for Uncertainty in Income taxes, an interpretation of FASB Statement 109). Based on management’s evaluation, the Company did not have any unrecognized tax benefits, and there was no effect on the Company’s opening retained earnings, current operations or cash flows as a result of implementing this Standard. The Company recognizes tax-related interest and penalties as a component of income tax expense.

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

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

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

ASC 260 "Earnings Per Share", requires dual presentation of basic and diluted earnings per share ("EPS") with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Basic and diluted earnings per share for the years ended December 2007, 2008 and 2009 were calculated as follows:

	2007	2008	2009
	RMB	RMB	RMB	USD
Net income (loss) attributable to CHNR shareholders
From continuing operations	23,456	(24,715)	(62,431)	(9,145)
From discontinued operations	—	103,437	116,571	17,075

Weighted average number of common shares
Basic	13,290,471	19,276,019	21,004,238	21,004,238
Effect of diluted securities:
Warrants	3,553,557	2,703,807	688,463	688,463
Employee share based compensation	502,996	298,774	125,206	125,206
Diluted	17,347,024	22,278,600	21,817,907	21,817,907

Earnings per share attributable to CHNR shareholders
Basic
From continuing operations	1.76	(1.28)	(2.97)	(0.44)
From discontinued operations	—	5.36	5.55	0.81
Diluted
From continuing operations	1.35	(1.11)	(2.86)	(0.42)
From discontinued operations	—	4.64	5.34	0.78

Options for the purchase of 1,000,000 shares were not included in 2008 and 2009, as their effect would have been anti-dilutive.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)

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

The financial statements are stated in RMB. The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2009 of US$1.00 = RMB6.827. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2009 or at any other date.

(l)

Stock-based compensation

Under the fair value recognition provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

(m)

Recently issued and adopted accounting pronouncements

In June 2009, the FASB approved the Accounting Standards Codification (“the Codification”) as the single source of authoritative nongovernmental U.S. GAAP. All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission (“SEC”), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. The Codification did not change U.S. GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized database. The Codification became effective for the period beginning September 15, 2009, and impacts the Company’s financial statements, as all references to authoritative accounting literature is now referenced in accordance with the Codification.

On January 1, 2009, the Company adopted new accounting guidance related to the accounting for business combinations and related disclosures. This new guidance addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and non-controlling interests in business combinations. The guidance also establishes expanded disclosure requirements for business combinations. The Company has applied this new guidance to its 2009 business combinations.

On January 1, 2009, the Company also adopted new accounting guidance related to the accounting for non-controlling (minority) interests in consolidated financial statements. This guidance establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, and requires that non-controlling interests in subsidiaries be reported in the equity section of the controlling company’s balance sheet. It also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company’s income statement. The Company’s consolidated financial statements reflect the adoption and implementation of this new guidance for all periods presented.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)

Recently issued and adopted accounting pronouncements (continued)

On January 1, 2009, the Company adopted a new accounting standard on determining whether an instrument (or embedded feature) is indexed to an entity’s own stock. This standard provides a two-step model to determine if an instrument, or embedded feature in an instrument, can be considered indexed to an entity’s own stock for the purpose of determining if the instrument can be accounted for as equity or as a derivative presented outside of equity. The adoption of this standard had no material impact on the Company’s consolidated financial statements.

In May 2009, the FASB established general standards for accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The pronouncement required the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, whether that date represents the date the financial statements were issued or were available to be issued. In February 2010, the FASB amended this standard whereby SEC filers, like the Company, are required by GAAP to evaluate subsequent events through the date its financial statements are issued, but are no longer required to disclose in the financial statements that the Company has done so or disclose the date through which subsequent events have been evaluated.

In August 2009, the FASB provided clarification when measuring liabilities at fair value in a circumstance in which a quoted price in an active market for an identical liability is not available. A reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of an identical liability when traded as an asset or b) quoted prices for similar liabilities (or similar liabilities when traded as assets) and/or 2) a valuation technique that is consistent with the preexisting fair value guidance. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust the estimate to include inputs relating to the existence of transfer restrictions on that liability. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued an update to existing guidance on accounting for arrangements with multiple deliverables. This update will allow companies to allocate consideration received for qualified separate deliverables using estimated selling price for both delivered and undelivered items when vendor-specific objective evidence or third-party evidence is unavailable. Additional disclosures discussing the nature of multiple element arrangements, the types of deliverables under the arrangements, the general timing of their delivery, and significant factors and estimates used to determine estimated selling prices will be required. This guidance is effective prospectively for interim and annual periods ending after June 15, 2010. The Company is currently evaluating the impact this guidance may have, if any, on its consolidated financial statement, but does not anticipate that this updated guidance will have a material impact.

(n)

Immaterial correction of errors

In accordance with the guidance of SEC Staff Accounting Bulletins No. 99, Materiality, and No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, these interim condensed consolidated financial statements reflect the immaterial correction of errors in the Company’s prior periods described below.

For the years ended December 31, 2005 through December 31, 2008, the Company amortized mining rights based on actual units of production over estimated reserves, and depreciated mine development costs over estimated useful lives from 15-35 years, rather than amortizing development costs based on proven and probable reserves as described in the Securities Act Industry Guide 7 and the AICPA SEC International Practices Task Force Codification of Highlights as of March 2003.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)

Immaterial correction of errors (continued)

The Company has determined that the impact of these corrections is not material to any prior annual or interim consolidated financial statements. These immaterial errors have been corrected and are reflected in the Company’s consolidated balance sheets as of December 31, 2009 and December 31, 2008, and the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007. The impact to the Company’s statements of operations and balance sheets for prior periods is as follows:

Increase/ (Decrease) in
	Net income	Property and equipment, net	Current assets	Current liabilities
	RMB	RMB	RMB	RMB
Financial year ended:
December 31, 2005	(4,018) (US$-498)	(4,530) (US$-561)	— —	(513) (US$-64)
December 31, 2006	(1,253) (US$-161)	(5,801) (US$-744)	— —	(530) (US$-68)
December 31, 2007	(1,279) (US$-175)	(7,115) (US$-975)	— —	(565) (US$-77)
December 31, 2008	2,695 (US$395)	(3,872) (US$567)	1,045 (US$153)	1,028 (US$150)

(o)

Reclassifications

Certain reclassifications of previously reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued operations (Note 4).

3.

BUSINESS ACQUISITIONS

(a)

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

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

3.

BUSINESS ACQUISITIONS (continued)

(a)

2008 acquisition of Mark Faith and its subsidiary (continued)

The acquisition of Mark Faith and its subsidiary was accounted for using the purchase method of accounting. The purchase price was allocated among the assets acquired and liabilities assumed at their estimated fair values, which management believes approximated their net book value. Because the acquisition was from a related party shareholder (the Shareholder), the excess of the consideration paid over the net assets acquired was shown separately as a deduction from equity, equivalent to a distribution of equity to the Shareholder.

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

On December 30, 2008, the Company sold 40% of its investment in Mark Faith to an unrelated party. On September 29, 2009, the Company sold the remaining 60% of its investment in Mark Faith to the same party (Note 4).

(b)

2009 acquisition of Newhold Investments Limited and its subsidiaries

On January 12, 2009, the Company acquired all the issued and outstanding capital stock of Newhold Investments Limited (“Newhold”), a BVI company, and its wholly-owned subsidiaries from the Shareholder and assumed the outstanding indebtedness owed by Newhold to the Shareholder on the closing date. The purchase price was RMB287,734 (US$42,147) by reference to the estimated amount of coal resources reflected in the Technical Review Report dated December 2008 at not less than 120 million tons.

Newhold was incorporated under the laws of the BVI in July 2008. Newhold currently operates, through its wholly-owned subsidiaries Feishang Yongfu and Yangpu Shuanghu, and its 70%-owned subsidiary Guizhou Yongfu, a company established under the laws of the PRC in Guizhou Province. Guizhou Yongfu is an enterprise principally engaged in coal mine development in the PRC.

The purchase price of Newhold was allocated among the assets acquired and liabilities assumed at their historical carrying values. Because the acquisition was from a related party shareholder (the Shareholder), the excess of the consideration paid over the net assets acquired has been shown separately as a deduction from equity, equivalent to a distribution of equity to the Shareholder.

The following table summarizes Newhold’s assets and liabilities acquired at the acquisition date:

	RMB	US$
Cash and cash equivalents	11,661	1,708
Prepayment and other receivables	52,110	7,633
Inventories and other current assets	24	4
Property and equipment	128,159	18,772
Excess of purchase price over net asset value	289,784	42,447
Current liabilities	(89,132)	(13,056)
Non-current liabilities	(75,733)	(11,093)
Non-controlling interests	(29,139)	(4,268)

Purchase price	287,734	42,147

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

3.

BUSINESS ACQUISITIONS (continued)

(b)

2009 acquisition of Newhold Investments Limited and its subsidiaries (continued)

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

	2008	2009
	RMB	RMB	US$
Revenue	100,917	107,750	15,783
Net income:
Attributable to CHNR shareholders:
Loss from continuing operations	(26,747)	(62,431)	(9,145)
Income from discontinued operations	103,437	116,571	17,075
	76,690	54,140	7,930
Net income per share – basic:
Loss from continuing operations	(1.39)	(2.97)	(0.44)
Income from discontinued operations	5.36	5.55	0.81
	3.97	2.58	0.37
Net income per share – diluted:
Loss from continuing operations	(1.20)	(2.86)	(0.42)
Income from discontinued operations	4.64	5.34	0.78
	3.44	2.48	0.36

(c)

2009 purchase of net assets – Pineboom Investment Limited and its subsidiaries

On July 10, 2009, the Company acquired all the issued and outstanding capital stock of Pineboom Investment Limited (“Pineboom”) and its wholly-owned subsidiaries (collectively referred to as the “Dayun Coal Mine”) from the Shareholder and assumed the outstanding indebtedness owed to the Shareholder by Dayun Coal Mine. The final purchase price was approximately RMB154,382 (US$22,610) by reference to the estimated amount of coal resources reflected in the Technical Review Report at not less than 100 million tons. The Company paid cash of RMB100,343 (US$14,694), and has a payable for the remaining balance of RMB54,039 (US$7,916) as of December 31, 2009 (Note 12).

Pineboom, through its subsidiaries, owns a 100% equity interest in Guizhou Dayun, which owns exploration rights to Huajuejingtian North Sector Coal Mine, a coal mine located in Jinsha County, Guizhou Province, the PRC.

Pineboom holds primarily an exploration right with no established infrastructure and no mining equipment at the date of acquisition. The underlying set of assets acquired is not integrated in forming a business to generate revenue. As such, the directors are of the opinion that the acquisition of Pineboom does not constitute a business combination for accounting purposes.

The purchase price of Pineboom was allocated among the assets acquired and liabilities assumed at their historical carrying values. Because the acquisition was from a related party shareholder (the Shareholder), the excess of the consideration paid over the net assets acquired has been shown separately as a deduction from equity, equivalent to a distribution of equity to the Shareholder.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

3.

BUSINESS ACQUISITIONS (continued)

(c)

2009 Purchase of net assets – Pineboom Investment Limited and its subsidiaries (continued)

In the event the mining right permit covering the target mine has not been issued by the Guizhou Provincial Department Land and Resources on or before July 11, 2010, the Company shall be entitled to require the Shareholder to purchase all the shares and indebtedness for a purchase price equal to the consideration with interest at the rate of 12% per annum.

The following table summarizes the estimated fair values of Pineboom’s assets and liabilities acquired at the Pineboom acquisition date:

	RMB	US$
Cash and cash equivalents	1,153	169
Prepayment and other receivables	383	56
Property and equipment	2,856	418
Excess of purchase price over net asset value	168,938	24,746
Current liabilities	(18,948)	(2,779)

Purchase price	154,382	22,610

The following unaudited pro forma financial information presents the Company’s consolidated results of operations as if the acquisition of Pineboom had occurred as of the beginning of each of the periods presented below. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that would have been reported by the Company had the acquisition been completed as of the beginning of the periods presented, and should not be taken as representative of the Company’s future consolidated results of operations or financial condition.

	2008	2009
	RMB	RMB	US$
Revenue	100,917	107,750	15,783
Net income:
Attributable to CHNR shareholders:
Loss from continuing operations	(31,870)	(69,813)	(10,226)
Income from discontinued operations	103,437	116,571	17,075
	71,567	46,758	6,849
Net income per share – basic:
Loss from continuing operations	(1.65)	(3.32)	(0.49)
Income from discontinued operations	5.36	5.55	0.81
	3.71	2.23	0.32
Net income per share – diluted:
Loss from continuing operations	(1.43)	(3.20)	(0.47)
Income from discontinued operations	4.64	5.34	0.78
	3.21	2.14	0.31

4.

DISCONTINUED OPERATIONS - SALE OF MARK FAITH

On December 30, 2008, the Company sold a 40% equity interest in Mark Faith to an unrelated third party for RMB95,586 (US$14,000). The Company received a 5% promissory note which was paid in full, together with interest, in February 2009. The Company recognized a gain on the sale of its 40% interest of RMB78,877 (US$11,554) in 2008.

On September 29, 2009, the Company sold its remaining 60% equity interest in Mark Faith to the purchaser of the 40% interest for RMB144,275 (US$21,000). The Company received a 5% promissory note, of which RMB116,741 (US$16,967) was received in 2009, and the remaining principal, together with accrued interest,

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

4.

DISCONTINUED OPERATIONS - SALE OF MARK FAITH (continued)

was received in full in January 2010. At December 31, 2009, the Company has RMB27,534 (US$4,033) due on this promissory note. At December 31, 2009, the Company also has RMB44,236 (US$6,480) due on a promissory note receivable from Mark Faith, which is non-interest bearing and due in 2010, and the Company has RMB97,248 (US$14,245) of non-secured, interest free advances due from Mark Faith. The sale of Mark Faith was made to increase the Company’s working capital and to focus on the Company’s upstream coal and nonferrous metal businesses. The Company recognized a gain on the sale of its 60% interest of RMB123,133 (US$18,036) in 2009. Neither the 2008 or 2009 gains were taxable to the Company.

The results and cash flows of the discontinued operations included in the consolidated statements of operations and the consolidated statements of cash flow are set out below:

	Period from March 4, 2008 through December 31, 2008	Period from January 1, through September 29, 2009
	RMB	RMB	US$
Income (loss) from discontinued operations:
Revenue
Related party (1)	352,904	234,696	34,378
Others	392,263	180,341	26,416
	745,167	415,037	60,794
Cost of sales and expenses	(717,952)	(419,390)	(61,432)
Income (loss) before income tax	27,215	(4,353)	(638)
Income tax expense (2)	(2,655)	(6,584)	(964)
Income (loss) from discontinued operations	24,560	(10,937)	(1,602)

Cash flows from discontinued operations:
Net cash flows provided by (used in) operating activities	59,798	(52,180)	(7,643)
Net cash flows used in investing activities	(46,023)	(188,406)	(27,597)
Net cash flows used in (provided by) financing activities	(9,243)	229,243	33,579
Net cash flows	4,532	(11,343)	(1,661)

———————

(1)

The related party transactions represented sales of blister copper, embedded gold in copper and embedded silver in copper to the following related parties:

	Years Ended December 31,
	2008	2009	2009
	RMB	RMB	US$
Sales from Feishang Copper to Wuhu Hengchang Copper Smelting Co., Ltd. (“Wuhu Hengchang”)	293,991	158,316	23,190
Sales from Feishang Copper to Anhui Xinke
New Materials Co., Ltd. (“Anhui Xinke”)	—	76,380	11,188
Sales from Feishang Copper to Wuhu Hengxin	57,269	—	—
Sales from Feishang Copper to Hainan Non-ferrous Metal	1,644	—	—
	352,904	234,696	34,378

These entities are controlled by Mr. Li Feilie, who is also an officer, and indirectly, the principal beneficial shareholder of the Company. These amounts represent sales of blister copper, embedded gold in copper and embedded silver in copper.

(2)

Feishang Copper’s income is taxed at 25%.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

5.

INVENTORIES

Inventories consist of:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Raw materials	36,192	3,311	485
Work in progress	14,551	43	6
Finished goods	31,804	833	122
	82,547	4,187	613
Less inventory reserve	(16,302)	—	—

	66,245	4,187	613

Other current assets at December 31, 2008, include a prepayment for raw materials of RMB16,061 (US$2,352).

6.

PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
At cost:
Buildings and mine development	65,485	30,715	4,499
Machinery and equipment	194,801	8,915	1,306
Motor vehicles	5,923	6,129	898
Mining rights	12,586	142,707	20,903
Exploration rights	700	9,591	1,404
Land use rights	2,688	—	—
Construction in progress	341	37,568	5,503
	282,524	235,625	34,513
Less accumulated depreciation and depletion	(43,933)	(37,169)	(5,444)
	238,591	198,456	29,069

At December 31, 2008 and 2009, accumulated depreciation and depletion included accumulated depletion of mining rights of RMB7,136 (US$1,045) and RMB8,475 (US$1,241), respectively.

7.

INVESTMENTS IN UNCONSOLIDATED INVESTEES

The Company’s investments in unconsolidated investees include a 48% investment in Hainan Nonferrous Metal and a 45% investment in Guangdong Longchuan. The remaining equity interests held in these entities are held by non-related parties. Both Hainan Nonferrous Metal and Guangdong Longchuan are companies in the exploration stage. Both Hainan Nonferrous Metal and Guangdong Longchuan are primarily engaged in the acquisition and exploration of mineral properties, and both have capitalized mineral property costs in accordance with applicable accounting standards. At the end of each quarter, Hainan Nonferrous Metal and Guangdong Longchuan assess the carrying value for impairment. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

7.

INVESTMENTS IN UNCONSOLIDATED INVESTEES (Continued)

(a)

Hainan Nonferrous Metal

Financial information of Hainan Nonferrous Metal as of December 31, 2008 and 2009, and for the periods ended December 31, 2008 and 2009, is as follows:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Assets:
Current assets (1)	29,868	21,572	3,160
Property and equipment, including exploration rights	16,647	4,933	723
	46,515	26,505	3,883
Liabilities and owners’ equity:
Current liabilities	140	450	66
Non-controlling interest	105	(729)	(107)
Owners’ equity	46,270	26,784	3,924
	46,515	26,505	3,883

———————

(1)

Current assets include a receivable from Yangpu Lianzhong of nil at December 31, 2009, and RMB53 (US$8) at December 31, 2008 (Note 12).

	Year Ended December 31,
	2008	2009	2009
	RMB	RMB	US$
Revenue (1)	976	676	99
Cost of sales	(973)	(673)	(99)
Expenses	(17,264)	(20,358)	(2,982)
Net loss	(17,261)	(20,355)	(2,982)
Attributable to Hainan shareholders	(17,261)	(19,486)	(2,854)
Attributable to non-controlling interests	—	(869)	(128)
	(17,261)	(20,355)	(2,982)

———————

(1)

Revenue is from Wuhu Hengchang, a related party.

(b)

Guangdong Longchuan

Guangdong Longchuan owns an exploration right located in Guangdong Province, the PRC, which is believed to be a silver, lead, zinc and copper polymetallic mine. Guangdong Longchuan has obtained a mining permit for a 1.45 km² site area of the Jinshizhang mine; and the first stage geochemical exploration, field geology work, geophysics exploration, trenching and drilling activities for the remaining 51.48 km² area are in progress.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

7.

INVESTMENTS IN UNCONSOLIDATED INVESTEES (Continued)

(b)

Guangdong Longchuan (continued)

Financial information of Guangdong Longchuan as of December 31, 2008 and 2009, and for the period from January 15, 2008 through December 31, 2008 and for the year ended December 31, 2009, is as follows:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Assets:
Current assets	160	22	3
Property and equipment, including exploration rights	87,152	83,181	12,184
	87,312	83,203	12,187
Liabilities and owners’ equity:
Current liabilities (1)	88,437	88,457	12,957
Owners’ equity	(1,125)	(5,254)	(770)
	87,312	83,203	12,187

———————

(1)

Current liabilities include a payable to Yunnan Mining RMB39,290 (US$5,754) and of RMB37,432 (US$5,483) at December 31, 2008 and 2009, respectively.

	Period from January 15, 2008 through December 31,	Year Ended December 31,
	2008	2009	2009
	RMB	RMB	US$
Expenses	(3,124)	(4,129)	(605)

Net loss	(3,124)	(4,129)	(605)

During the year ended December 31, 2008, Guangdong Longchuan losses were applied to the equity investment and reduced the balance to $0. Guangdong Longchuan losses for the year ended December 31, 2008 and 2009 in excess of the carrying value of the Company’s investment in Guangdong Longchuan (RMB506 (US$75)) (RMB2,364 (US$346)), respectively, were applied to reduce the value of the advances receivable due from Guangdong Longchuan (Note 12).

On February 1, 2010, the Company completed the sale of its entire 45% equity interest in Guangdong Longchuan to an unrelated third party for RMB4,753 (US$696) plus the purchaser’s repayment RMB39,796 (US$5,829) of indebtedness to Yangpu Lianzhong.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

8.

OTHER PAYABLES

Other payables consist of:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Current:
Natural resources fee (a)	9,580	9,580	1,403
Staff compensation fund (b)	3,485	3,330	488
Safety management fee (c)	7,615	8,393	1,229
Provision for production maintenance - current (d)	—	3,334	489
Other	4,804	5,897	864
	25,484	30,534	4,473
Long-term:
Provision for production maintenance - non-current (d)	10,087	8,681	1,271
	35,571	39,215	5,744

———————

(a)

The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales (Note 15).

(b)

The staff compensation fund represents a PRC government-required contribution to a fund established to compensate employees for the loss of their state sponsored pension and post employment benefits upon the acquisition of Anhui by Wuhu Feishang in May 2003. The fund is to be distributed to employees at the termination of their employment with Wuhu Feishang. Wuhu Feishang is not required to make any additional contributions to the fund.

(c)

The safety management fee represents a PRC-required contribution for accident prevention programs and accident related costs. The safety management fee is calculated as a percentage of sales.

(d)

The provision for production maintenance represents a PRC government-required contribution for future mine maintenance and production. It is calculated based on tons of ore extracted.

9.

LONG TERM DEBT AND OTHER OBLIGATIONS

On February 2, 2009, Guizhou Yongfu obtained a RMB200,000 (US$29,292) long-term bank loan from China Minsheng Banking Corp. Ltd., to be repaid in installments over five years commencing in 2013. The purpose of the loan is to finance the construction of a coal mine. The loan is secured by the mining rights to the Yongsheng Coal Mine, is guaranteed by a related party, and bears a floating annual interest rate of 7.722% (30% above the official over-5-year base lending rate stipulated by The People’s Bank of China). The loan interest is to be paid quarterly. Guizhou Yongfu drew one half of the available balance on the loan in April 2009. The RMB100,000 (US$14,648) balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine.

One of Newhold’s subsidiaries, Guizhou Yongfu, had obtained mining rights for the Yongsheng coal mine for total consideration of RMB89,538(US$13,115) prior to the Company’s acquisition of Newhold. This obligation (RMB65,538; US$9,600, at December 31, 2009) is payable in installments over ten years to the Guizhou Land and Resources Bureau. This obligation bears interest at a rate stipulated by the People’s Bank of China (5.9% at December 31, 2009).

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

9.

LONG TERM DEBT AND OTHER OBLIGATIONS (continued)

Maturities of long-term debt and other obligations are as follows:

Year ending December 31,	Amount	Amount
	RMB	US$
2010	—	—
2011	6,000	879
2012	6,000	879
2013	30,708	4,498
2014 and thereafter	122,830	17,992
	165,538	24,248

10.

OTHER EXPENSE

Other expense, consists of:

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Loss on disposal of property and equipment	(398)	(152)	(142)	(20)
Net foreign currency transaction and remeasurement loss	—	(2,742)	—	—
Other	(114)	(99)	(105)	(16)
	(512)	(2,993)	(247)	(36)

11.

INCOME TAXES

Pre-tax income (loss) from continuing operations for the years ended December 31, 2007, 2008 and 2009, was taxable in the following jurisdictions:

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
PRC	76,894	11,178	(32,281)	(4,729)
BVI	(41,422)	(27,743)	(30,986)	(4,539)
HK	—	(1,856)	(10)	(1)

	35,472	(18,421)	(63,277)	(9,269)

No U.S. corporate income taxes are provided for in these consolidated financial statements, as management believes that the Company is not subject to US income taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes, and no withholding tax is imposed on payments of dividends by the Company.

Wuhu Feishang is governed by the income tax laws of the PRC. Being a Sino-foreign joint venture, the Company was entitled to a preferential income tax rate of 15% for three consecutive years commencing from its third profitable year (2005). Beginning in 2008, income is taxed at 25%.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

11.

INCOME TAXES (continued)

The reconciliation of income tax expense for continuing operations for income tax computed at the PRC federal statutory tax rate applicable to foreign investment enterprises operating in Anhui Province in the PRC, to actual income tax expense is as follows:

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
PRC statutory tax rate	30%	25%	25%	25%

Computed expected income tax (expense) benefit	(10,642)	4,605	15,819	2,317
Non-deductible permanent differences	(13,071)	(10,899)	(18,257)	(2,674)
Preferential tax treatment	11,697	—	—	—

Income tax expense	(12,016)	(6,294)	(2,438)	(357)

Current income tax expense	(12,016)	(7,339)	(3,466)	(508)
Deferred income tax benefit	—	1,045	1,028	151
	(12,016)	(6,294)	(2,438)	(357)

The principal components of the deferred income tax assets at December 31, 2008 and 2009 are as follows:

Deferred tax assets:	December 31,
	2008	2009	2009
	RMB	RMB	US$
Deferred expenses and other	1,045	1,560	229
Inventories	4,075	—	—
Derivative assets	350	—	—
Accrued liabilities	—	513	75
Total deferred tax assets - all current	5,470	2,073	304

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

12.

RELATED PARTY BALANCES AND TRANSACTIONS

(a)

Commercial transactions with related party affiliates

Commercial transactions with related companies are summarized as follows:

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Net sales made by Yangpu Lianzhong to Wuhu Hengxin Copper Group Co., Ltd. (“Wuhu Hengxin”) (1)	—	26,210	—	—
Net sales made by Yangpu Lianzhong to Wuhu Hengchang Copper Group Co., Ltd. (“Wuhu Hengchang”) (1)	—	—	63,025	9,232
	—	26,210	63,025	9,232
CHNR’s share of office rental to Anka Consultants Limited (“Anka”) (2)	258	625	1,088	159

———————

(1)

These entities are controlled by Mr. Li Feilie, who is also an officer, and indirectly, the principal beneficial shareholder of the Company. These amounts represent sales of blister copper, embedded gold in copper and embedded silver in copper.

(2)

On September 1, 2000, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, whereby the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. On July 1, 2008, the Company and Anka entered into a new license agreement to replace the office sharing agreement. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

12.

RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(b)

Receivables/ payables with related parties

The Company has receivables and payables with related parties, which are all unsecured, non-interest bearing and due on demand. Receivables and payables with related companies are summarized as follows:

	As of December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Receivables from related parties:
Trade receivables:
Wuhu Hengxin (1)	—	30,665	—	—
Wuhu Hengchang (2)	—	40,165	68,740	10,069
		70,830	68,740	10,069
Advances to unconsolidated investee, Guangdong Longchuan (3)	—	39,290	37,432	5,483
Refundable deposit receivable, Jiangxi Haiji (4)	—	3,000	—	—
Refund of purchase price, Feishang Group Limited (5)	—	2,101	—	—

Payables to related parties:
Wuhu Feishang Non-metal Material Co Ltd (“WFNM”) (6)	1,197	406	1,421	208
Feishang Enterprise Group Limited (“Feishang Enterprise”) (7)	1,024	15,600	—	—
Wuhu Hengxin (8)	—	996	—	—
Shenzhen Xupu Investment Co. Ltd. (“Shenzhen Xupu”) (9)	—	1,261	—	—
Hainan Non-ferrous Metal (10)		53	—	—
Feishang Group Limited (11)	—	—	54,039	7,916
	2,221	18,316	55,460	8,124

WFNM, Wuhu Hengchang, Wuhu Hengxin, Feishang Enterprise, Jiangxi Haiji, Shenzhen Xupu and Feishang Group Limited are controlled by Mr. Li Feilie who is also an officer, director, and indirectly, the principal beneficial shareholder of the Company.

———————

(1)

Receivable from Wuhu Hengxin, owed to Yangpu Lianzhong, due from the sale of copper products.

(2)

Receivable from Wuhu Hengchang, owed to Feishang Copper in 2008 and owed to Yangpu Lianzhong in 2009, due from the sale of copper products.

(3)

Receivable from Guangdong Longchuan, owed to Yunnan Mining for its acquisition of exploration rights. This receivable is net of an allowance of RMB506 (US$75) as of December 31, 2008 and RMB2,364 (US$346) as of December 31, 2009.

(4)

Receivable from Jiangxi Haiji, owed to Feishang Copper, and represents a refundable deposit paid in connection with a capital lease, discussed below.

(5)

Owed by Feishang Group to the Company as a refund of a portion of the Mark Faith purchase price. This amount was received by the Company in January 2009.

(6)

Payable to WFNM from Wuhu Feishang, for expenses paid on behalf of the Company.

(7)

Payable to Feishang Enterprise from Yunnan Mining for the acquisition of Guangdong Longchuan and the net amount of expenses paid by Feishang Enterprise on behalf of Yunnan Mining and certain other subsidiaries.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

12.

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

(11)

Payable to Feishang Group Limited for the acquisition of Pineboom.

13.

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

(b)

Stock options

The Company has adopted the 2003 Equity Compensation Plan (the “2003 Plan”). The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options. The Company has reserved a number of shares of common stock equal to 20% of the issued and outstanding common stock of the Company (4,224,683 shares), from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. For options granted in 2007 and 2008, no forfeiture rate was considered necessary in the estimates.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

13.

EQUITY (Continued)

(b)

Stock options (continued)

A summary of stock option activity for the years ended December 31, 2007, 2008 and 2009, is presented below:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		US $		US $
Outstanding at January 1, 2007	—	—
Granted	2,300,000	8.51
Exercised	(1,400,000)	8.51
Forfeited	—	—

Outstanding at December 31, 2007	900,000	8.51
Granted	1,000,000	22.64
Exercised	(300,000)	8.51
Forfeited	—	—

Outstanding at December 31, 2008	1,600,000	17.34
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2009	1,600,000	17.34	0.84	3.29

Exercisable at December 31, 2009	1,600,000	17.34	0.84	3.29

The aggregate intrinsic value per option in the table above represents the total intrinsic value (the difference between the closing stock price on December 31, 2009 of US$11.80 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders, had all option holders been able to and in fact, had exercised their options on December 31, 2009.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009, was US$11,646, US$2,397 and nil, respectively. As of December 31, 2009, the aggregate intrinsic value of options outstanding and options exercisable was US$1,974.

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

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

13.

EQUITY (Continued)

(b)

Stock options (continued)

2008 transactions

In January 2008, 1,000,000 stock options were granted to the Company’s CEO at an exercise price of US$22.64 per share (the fair market value of the Company’s common stock as of the grant date). The options are exercisable commencing on the day following the grant date and terminating three years following the grant date. The estimated fair value of these options at the date of grant using the Black Scholes option pricing model was RMB78,049 (US$11,431), which are being amortized over the requisite service period of three years, with the following assumptions: risk-free interest rate of 3.0%; no dividend yield; volatility of 124.5%; and the expected term of the options of one year. The weighted average grant date fair value of options awarded in 2008 was US$11.43 per option.

In August 2008, employee options to purchase 300,000 common shares granted under the equity compensation plan were exercised by Mr. Li Feilie, the Company’s Chairman and CEO, and the Company received gross proceeds of RMB17,472 (US$2,559) in connection therewith.

The total fair value of options vested during 2009 was approximately RMB26,016 (US$3,810). As of December 31, 2009, there were 333,333 non-vested options outstanding that had a weighted average exercise price of US$22.64 and a weighted average grant date fair value of US$7.55 per share. Approximately RMB26,017 (US$3,810) in unrecognized compensation expense related to the non-vested options is expected to be recognized in full by 2010.

(c)

Warrants

Common stock warrant transactions during 2007, 2008 and 2009, are summarized below:

	Warrants	Weighted Average Exercise Price
		US $
Outstanding as January 1, 2007	4,500,000	4.39
Granted	2,187,500	10.00
Exercised	—	—
Expired	—	—

Outstanding at December 31, 2007	6,687,500	6.22
Granted	—	—
Exercised	(2,000,000)	4.00
Expired	—	—

Outstanding at December 31, 2008	4,687,500	7.17
Granted	—	—
Exercised	(1,500,000)	4.50
Expired	—	—

Outstanding at December 31, 2009	3,187,500	8.43

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

13.

EQUITY (Continued)

(c)

Warrants (continued)

Through December 31, 2007, the Company had outstanding warrants that entitled the holder to purchase up to 6,687,500 shares of common stock (2,000,000 at an exercise price of US$4.00 per share for a term of one year; 1,500,000 at an exercise price of US$4.50 per share for a term of two years; 1,000,000 at an exercise price of US$5.00 per share for a term of three years; and 2,187,500 at an exercise price of US$10.00 per share for a term of three years). In February 2008, warrants to purchase 2,000,000 common shares were exercised, and the Company received RMB57,557 (US$8,430). In January 2009, warrants to purchase 1,500,000 common shares were exercised by Feishang Group, and the Company received gross proceeds of RMB46,398 (US$6,796). In January 2010, warrants to purchase 1,000,000 common shares were exercised by Feishang Group, and the Company received gross proceeds of RMB34,135 (US$5,000).

The weighted average grant date fair value of the warrants issued in 2007 was approximately US$4.49 per warrant. The aggregate intrinsic value of the warrants outstanding at December 31, 2009 of approximately RMB73,308 (US$10,738) represents the total intrinsic value (the difference between the closing stock price on December 31, 2009 of US$11.80 and the exercise price, multiplied by the number of in-the-money warrants) that would have been received by the warrant holders, had all the warrant holders been able to and in fact, had exercised their warrants on December 31, 2009. All warrants are fully vested at December 31, 2009. The weighted average remaining contractual term of the warrants outstanding at December 31, 2009 is approximately one year.

(d)

Dividend restrictions and reserves

The Company’s structure creates restrictions on its payment of dividends. The payment of dividends is also subject to numerous restrictions imposed under PRC law, including restrictions on the conversion of local currency into United States dollars and other currencies.

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu Feishang, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually.

14.

CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of the following:

(a)

Cash and cash deposits

The Company maintains its cash and cash deposits primarily with various PRC State-owned banks and Hong Kong-based financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(b)

Trade receivables

The Company sells zinc and iron products to companies in the PRC. Management considers that the Company’s current customers are generally creditworthy and credit is extended based on an evaluation of the customers’ financial condition and, therefore, generally collateral is not required. The Company maintains an allowance for potential credit losses based on its loss history and aging analysis. Such losses have been within management’s expectations. At December 31, 2008 and 2009, the largest five customers accounted for 89% and 100% of trade receivables, respectively. The allowance for doubtful

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

14.

CONCENTRATION OF RISK (Continued)

(b)

Trade Receivables (continued)

accounts receivable was RMB295 (US$43) at December 31, 2008 and 2009. During the year ended December 31, 2007, three customers accounted for 59%, 13% and 8%, respectively, of the Wuhu Feishang’s net sales (59%, 13% and 8% of total net sales). During the year ended December 31, 2008, three customers accounted for 45%, 17% and 11%, respectively, of Wuhu Feishang’s net sales (34%, 13% and 8% of total net sales). During the year ended December 31, 2009, three customers accounted for 32%, 19% and 15%, respectively, of Wuhu Feishang’s net sales (13%, 8% and 6% of total net sales).

The Company’s entire production of zinc for the years ended December 31, 2007, 2008 and 2009 was sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”). Wuhu Feishang is a party to a one-year non-binding sales contract with Huludao, subject to renewal each year. While the sales contract has been renewed on an annual basis in the past, in the event Wuhu Feishang and Huludao are unable to agree upon renewal terms, or if Wuhu Feishang’s sales contract with Huludao is not renewed for any other reason, Wuhu Feishang will have to identify one or more alternative outlets for its mineral production.

(c)

Bills receivable

Bills receivable represent letters of credit obtained by customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2009, the bills receivable balance was guaranteed by banks. The bills receivable have normal terms of maturity of three to six months.

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

(e)

Sub-contractor performance

Wuhu Feishang sub-contracts its ore extraction work to a third party. To some extent, the Company’s operations are affected by the performance of the contractor, whose activities are not within the Company’s control. If the contractor fails to achieve the guaranteed monthly extraction volume, or the contractor otherwise fails to perform its obligations under its agreement with the Company, the agreement may be terminated by the Company; however, termination of the relationship could adversely affect the Company’s operating results and cash flows.

(f)

Commodity risk

The cash flows and profitability of Wuhu Feishang’s current operations are significantly affected by the market price of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond Wuhu Feishang’s control.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

14.

CONCENTRATION OF RISK (Continued)

(g)

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

15.

COMMITMENTS AND CONTINGENCIES

(a)

Land rehabilitation accrual

According to the “Rules on Mineral Resources Administration” and “Rules on Land Rehabilitation” of the PRC, mining companies causing damages to cultivated land, grassland or forest are required to restore the land to a state approved by the local governments. Wuhu Feishang has been accruing RMB0.018/ MT (metric ton) of ore extracted.

For the years ended December 31, 2007, 2008, and 2009, rehabilitation expenses of RMB1,735 (US$254), RMB1,775 (US$260) and RMB2,105 (US$308), respectively, were charged to operations and included in cost of sales. At December 31, 2008 and 2009, the Company has accrued RMB10,087 (US$1,477) and RMB12,192 (US$1,786), respectively.

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

Wuhu Feishang’s mining operations are subject to “Natural Resources Compensation Charges” at 2% of Wuhu Feishang sales.

For the years ended December 31, 2007, 2008, and 2009, Natural Resource Compensation Charges of RMB2,420 (US$354), RMB1,420 (US$208), and RMB614 (US$90), respectively, were charged to operations and included in cost of sales. At December 31, 2008 and 2009, the Company has accrued RMB9,580 (US$1,403) and RMB9,580 (US$1,403), respectively.

16.

SEGMENT INFORMATION

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance.

Beginning in January 2009, with the acquisition of Newhold and Pineboom, the Company has three reportable segments. The accounting policies of the three segments are the same, and are as described in the summary of significant accounting policies. The Company evaluates performance based on operating earnings of the respective business units.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

16.

SEGMENT INFORMATION (Continued)

As of and for the year ended December 31, 2009, segment results were as follows:

	RMB
	Exploration and Mining – Non-ferrous Metals	Exploration and Mining – Coal	Copper Smelting	Corporate activities	Total
Net sales	44,725	—	478,062	—	522,787
Depreciation and amortization	4,439	528	10,739	327	16,033
Impairment of exploration rights	491	2,427	—	—	2,918
Stock-based compensation	—	—	—	26,016	26,016
Income (loss) from operations	(2,996)	(20,065)	10,320	(31,412)	(44,153)
Interest income	1,053	23	167	1,578	2,821
Income tax expense	2,438	—	6,584	—	9,022
Loss attributable to unconsolidated investees	(11,211)	—	—	—	(11,211)
Gain on sale of 60% interest in Mark Faith	—	—	—	123,133	123,133
Net income	(15,718)	(20,163)	(9,799)	92,161	46,481
Total assets	295,347	224,750	—	172,979	693,076
Total liabilities	44,725	213,004	—	56,070	313,799

	US$
	Exploration and Mining – Non-ferrous Metals	Exploration and Mining – Coal	Copper Smelting	Corporate activities	Total
Net sales	6,551	—	70,025	—	76,576
Depreciation and amortization	650	77	1,574	48	2,349
Impairment of exploration rights	72	355	—	—	427
Stock-based compensation	—	—	—	3,811	3,811
Income (loss) from operations	(439)	(2,939)	1,513	(4,768)	(6,633)
Interest income	155	3	25	231	414
Income tax expense	357	—	964	—	1,321
Loss attributable to unconsolidated investees	(1,642)	—	—	—	(1,642)
Gain on sale of 60% interest in Mark Faith			—	18,036	18,036
Net income	(2,303)	(2,953)	(1,435)	13,499	6,808
Total assets	43,262	32,921	—	25,337	101,520
Total liabilities	6,552	31,200	—	8,213	45,965

Beginning in March 2008, with the acquisition of Mark Faith and through December 31, 2008, the Company had two reportable segments, for which the accounting policies of the segments were the same as those described in the summary of significant accounting policies. The Company evaluated performance based on operating earnings of the respective business units.

CHINA NATURAL RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share and per share data)

16.

SEGMENT INFORMATION (Continued)

As of and for the year ended December 31, 2008, segment results were as follows:

	RMB
	Exploration and Mining	Copper Smelting	Corporate Activities	Total
Net sales	74,707	771,377	—	846,084
Depreciation and amortization	3,964	10,890	194	15,048
Impairment of exploration rights	350	—	—	350
Stock-based compensation	—	—	26,016	26,016
Income (loss) from operations	24,560	(11,954)	(32,850)	(20,244)
Interest income	1,372	2,107	786	4,265
Income tax expense	6,294	2,655	—	8,949
Loss attributable to unconsolidated investees	(9,691)	—	—	(9,691)
Gain on sale of 40% interest in Mark Faith	—	—	78,877	78,877
Net income	9,399	22,215	47,108	78,722
Total assets	154,756	419,597	235,756	810,109
Total liabilities	45,943	68,580	3,126	117,649

	US$
	Exploration and Mining	Copper Smelting	Corporate Activities	Total
Net sales	10,942	112,978	—	123,920
Depreciation and amortization	581	1,595	28	2,204
Impairment of exploration rights	51	—	—	51
Stock-based compensation	—	—	3,811	3,811
Income (loss) from operations	3,597	(1,751)	(4,812)	(2,966)
Interest income	201	309	115	625
Income tax expense	922	389	—	1,311
Loss attributable to unconsolidated investees	(1,419)	—	—	(1,419)
Gain on sale of 40% interest in Mark Faith	—	—	11,553	11,553
Net income	1,377	3,255	6,900	11,532
Total assets	22,666	61,455	34,529	118,650
Total liabilities	6,729	10,044	458	17,231

17.

SUBSEQUENT EVENT

On April 30, 2010, the Company acquired all the issued and outstanding capital stock of Wealthy Year Limited (“Wealthy Year”), a BVI company, and its wholly-owned subsidiaries from the Shareholder and assumed the outstanding indebtedness owed by Wealthy Year to the Shareholder on the closing date. The total purchase price for the shares and indebtedness was RMB593,949 (US$87,000) (the “Consideration”), subject to adjustments.

Wealthy Year was incorporated under the laws of the BVI in January 2010. Wealthy Year owns 100% of the issued and outstanding share capital of Hong Kong Smartact Limited (“Smartact”), which was incorporated under the laws of Hong Kong in January 2010. Smartact in turn owns 100% of the share capital of Guizhou Fuyuantong Energy Co., Ltd. (“Guizhou Fuyuantong”), a company organized under the laws of the PRC. Guizhou Fuyuantong owns all of the issued and outstanding capital shares of Guizhou Puxin Energy Co., Ltd. (“Guizhou Puxin”), a company organized under the laws of the PRC. Wealthy Year, Smartact, Guizhou Fuyuantong and Guizhou Puxin are holding companies that do not conduct active operations. Guizhou Puxin beneficially owns 99% of the registered capital of Nayong Dayuan Coal Mining Co. Ltd. Nayong Gouchang Coal Mining Co. Ltd., Liuzhi Linjiaao Coal Mining Co. Ltd., and Liuzhi Xinsong Coal Mining Co. Ltd., and 70% of the registered capital of Jinsha Baiping Mining Co., Ltd.. Each of the above five majority-owned subsidiaries owns the mining rights to and operates a coal mine located in Guizhou Province, in the PRC.

SCHEDULE 1

CHINA NATURAL RESOURCES INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share data)

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
ADMINISTRATIVE EXPENSES, including share-based compensation expense of RMB 38,998 (US$5,712) in 2007, RMB26,016 (US$3,811) in 2008 and 2009	(44,073)	(32,850)	(32,550)	(4,768)
OTHER INCOME (EXPENSE)	(10,345)	89,782	132,885	19,464
INCOME (LOSS) BEFORE INCOME TAXES	(54,418)	56,932	100,335	14,696
INCOME TAX EXPENSE	—	—	—	—
NET INCOME (LOSS)	(54,418)	56,932	100,335	14,696

SCHEDULE 1

CHINA NATURAL RESOURCES INC.

BALANCE SHEETS

DECEMBER 31, 2008 AND 2009

(Amounts in thousands, except share data)

	December 31,
	2008	2009	2009
	RMB	RMB	US$
ASSETS
CURRENT ASSETS
Cash	20,197	3,595	527
Note receivable	96,166	27,534	4,033
Prepaid expenses and other receivables	118,804	141,484	20,724
Amounts due from subsidiaries	257,706	117,195	17,166

TOTAL CURRENT ASSETS	492,873	289,808	42,450

Property and equipments, net	589	366	54
Investments in subsidiaries	38,626	467,451	68,471

	39,215	467,817	68,525

TOTAL ASSETS	532,088	757,625	110,975

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accrued liabilities	3,126	2,031	297
Amounts due to subsidiaries	—	54,039	7,916

TOTAL LIABILITIES	3,126	56,070	8,213

EQUITY
Common shares (no par value - authorized 200,000,000 shares; issued and outstanding –19,623,416 and 21,123,416 shares at December 31, 2008 and 2009, respectively)	290,179	290,179	42,505
Additional paid in capital	415,374	487,788	71,450
Retained earnings	(132,624)	(32,289)	(4,730)
Other comprehensive loss	(43,967)	(44,123)	(6,463)

TOTAL EQUITY	528,962	701,555	102,762

TOTAL LIABILITIES AND EQUITY	532,088	757,625	110,975

SCHEDULE 1

CHINA NATURAL RESOURCES INC.

STATEMENT OF EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands, except share data)

	Common Shares Outstanding	Share Capital	Reserves	Additional Paid in Capital	Retained Earnings	Other Compre- hensive Income (Loss)	Total
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2007	—	25,348	—	186,622	(135,138)	(4,488)	72,344
Private placement	—	264,831	—	—	—	—	264,831
Shares issued on exercise of options	—	—	—	38,998	—	—	38,998
Equity-settled share-based payment	—	—	—	88,709	—	—	88,709
Net income (loss)	—	—	—	—	(54,418)	—	(54,418)
Foreign currency translation	—	—	—	—	—	(14,144)	(14,144)
Comprehensive income							(68,562)
Balance at December 31, 2007	—	290,179	—	314,329	(189,556)	(18,632)	396,320
Shares issued on exercise of options	—	—	—	26,016	—	—	26,016
Equity-settled share-based payment	—	—	—	75,029	—	—	75,029
Net income (loss)	—	—	—	—	56,932	—	56,932
Foreign currency translation	—	—	—	—	—	(25,335)	(25,335)
Comprehensive income							31,597
Balance at December 31, 2008	—	290,179	—	415,374	(132,624)	(43,967)	528,962
Shares issued on exercise of options	—	—	—	26,016	—	—	26,016
Equity-settled share-based payment	—	—	—	46,398	—	—	46,398
Net income (loss)	—	—	—	—	100,335	—	100,335
Foreign currency translation	—	—	—	—	—	(156)	(156)
Comprehensive income							100,179
Balance at December 31, 2009	—	290,179	—	487,788	(32,289)	(44,123)	701,555
Balances at December 31, 2009 (US$)	—	42,505	—	71,450	(4,730)	(6,463)	102,762

SCHEDULE 1

CHINA NATURAL RESOURCES INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands)

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net (loss) income	(54,418)	56,932	100,335	14,697
Adjustments to reconcile net income to net cash used in operating activities:
Loss on disposal of subsidiaries	13,018	—	—	—
Gain on sale of investment in subsidiary	—	(88,701)	(131,307)	(19,233)
Gain on disposal of equipment	—	(268)	—	—
Depreciation	193	194	326	48
Share-based compensation	38,998	26,016	26,016	3,811
Changes in operating assets and liabilities:
Prepaid expenses and other receivables	30	(10)	1,437	210
Note receivable	—	(27)	—	—
Accrued expenses and other payables	(259)	1,973	(1,095)	(160)

Net cash used in operating activities	(2,438)	(3,891)	(4,288)	(627)

INVESTING ACTIVITIES
Proceeds on disposal of subsidiaries’ shares	—	—	213,231	31,233
Proceeds on disposal of equipment	—	268	—	—
Acquisition of subsidiaries	—	(22,152)	(271,112)	(39,712)
Deposits on business acquisitions	—	(118,346)	—	—
Repayments from affiliates	—	—	2,062	302
Repayments to affiliates	(8,389)	(251,348)	(2,293)	(336)
Purchase of equipment	—	(750)	(103)	(15)

Net cash used in investing activities	(8,389)	(392,328)	(58,215)	(8,528)

FINANCING ACTIVITIES
Proceeds from issuance of shares	264,831	—	—	—
Proceeds from exercise of warrants	—	57,557	46,398	6,796
Proceeds from exercise of stock options	88,709	17,472	—	—

Net cash provided by financing activities	353,540	75,029	46,398	6,796

NET INCREASE (DECREASE) IN CASH	342,713	(321,190)	(16,105)	(2,359)
CASH, BEGINNING	29,840	359,528	20,197	2,958
Effect on exchange rate changes on cash	(13,025)	(18,141)	(497)	(73)
CASH, ENDING	359,528	20,197	3,595	526

CHINA NATURAL RESOURCES INC.

NOTE TO SCHEDULE 1

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2009, RMB239,008 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2007, 2008 and 2009.

During the years ended December 31, 2007, 2008 and 2009, no cash dividends were declared and/or paid by subsidiaries of the Company.

EXHIBIT INDEX

Exhibit No.	Description
8	Subsidiaries of the Registrant
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Consent of Independent Registered Public Accounting Firm to incorporation of audit report dated May 26, 2010 into registration statement on Form S-8 (SEC File No. 333-146790).