Form 20-F
period 2010-12-31
CHINA NATURAL RESOURCES INC
filed 2011-06-30
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2010
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 22,723,416 common shares as of December 31, 2010.

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

Yes ☑  No ☐

Indicate by check mark whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T ($232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

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

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the "RMB Exchange Rate") as quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2010, which was US$1.00 = RMB6.6070. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2010. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the RMB Exchange Rate or at all.

References to “Baiping Mining” are to Jinsha Baiping Mining Co. Ltd., a company organized in the PRC and a 70%-owned subsidiary of Guizhou Puxin.

References to “Bijie Feishang” are to Bijie Feishang Energy Co. Ltd., a company organized in the PRC and a wholly-owned subsidiary of Guizhou Puxin.

References to "China Resources" are to China Resources Development, Inc., a Nevada company, and the predecessor to CHNR.

References to the “Company” or “CHNR” are to China Natural Resources, Inc. (formerly known as Billion Luck Company Ltd.), a British Virgin Islands company, which was the surviving company to a merger between China Resources and CHNR on December 9, 2004 (the “Redomicile Merger”). Unless the context otherwise requires, the Company and/ or CHNR includes the operations of its predecessor and subsidiaries.

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

References to "China Coal" are to China Coal Mining Investment Limited, a Hong Kong company and a wholly-owned subsidiary of CHNR.

References to “Dayuan Coal” are to Guizhou Nayong Dayuan Coal Mining Co. Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

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

References to “FMH Services” are to FMH Corporate Services Inc., a Florida corporation and, a wholly-owned subsidiary of CHNR.

References to "GAAP" or “U.S. GAAP” are to generally accepted accounting principles of the United States.

i

References to “Gouchang Coal” are to Nayong Gouchang Coal Mining Co. Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

References to “Guangdong Longchuan” are to Guangdong Longchuan Jinshi Mining Development Co. Limited, a PRC joint stock limited liability company, a 45% interest in which was owned by Yangpu Lianzhong. On February 1, 2010, Yangpu Lianzhong disposed of its 45% interest in Guangdong Longchuan to an unaffiliated third party.

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

References to “Guizhou Yongfu” are to Guizhou Yongfu Mining Co. Limited, a company organized in the PRC and a 70%-owned subsidiary of Guizhou Puxin.

References to “Hainan” are to Hainan Province of the PRC.

References to “Hainan Haiyu” are to Hainan Haiyu Mining Co. Ltd., a company organized in the PRC and a 70%-owned subsidiary of Hainan Nonferrous Metal.

References to “Hainan Nonferrous Metal” are to Hainan Nonferrous Metal Mining Co. Limited, a PRC joint stock limited liability company, a 48% interest in which was collectively owned by Yangpu Lianzhong and its nominee. On December 17, 2010, Yangpu Lianzhong and its nominee disposed of its 48% interest in Hainan Nonferrous Metal to an unaffiliated third party.

References to “JORC” are to the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy. The JORC has established a code for the reporting of mineral resources and ore reserves that is widely accepted as a standard for professional reporting purposes.

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

References to "Pineboom" are to Pineboom Investments Limited, a British Virgin Islands company and a wholly-owned subsidiary of the Company.

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

References to “shareholders” of CHNR are to the members of China Natural Resources, Inc., a British Virgin Islands corporation. “Members” under British Virgin Islands law has the same meaning as “shareholders” under the laws of the United States.

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

References to “Yangpu Shuanghu” are to Yangpu Shuanghu Industrial Development Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Feishang Yongfu.

References to “Yunnan Mining” are to Yunnan Feishang Mining Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Wuhu Feishang.

Forward-Looking Statements

This report contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements appear in a number of places in this report and include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3D of this report under the heading, "Risk Factors". With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

No disclosure is required in response to this Item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure is required in response to this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

On February 3, 2006 (the “Acquisition Date”), we consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Our acquisition of Feishang Mining was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of our outstanding common shares. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. Accordingly, the following selected financial data for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, represent the operations of Feishang Mining and its wholly-owned subsidiary, Wuhu Feishang, through February 2, 2006 and the consolidated operations of Feishang Mining and the Company subsequent to February 2, 2006. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are stated in RMB and are derived from the audited consolidated financial statements of the Company for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, as adjusted by the immaterial correction of errors in accordance with the guidance of Staff Accounting Bulletin No. 99 and 108 contained in Form 6-K dated December 2, 2009, and should be read in conjunction therewith. We have also revised the financial data to present non-controlling interests, formerly referred to as minority interest, as a component of equity in accordance with ASC 810-10-65 Transition related to FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” which was adopted by us on January 1, 2009, and the classification of Mark Faith as discontinued operations because of its disposition in 2009. Details of the Company’s acquisition of Feishang Mining are described elsewhere in this report.

	Amounts in thousands, except share amounts and per share data
	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
	RMB	RMB	RMB	RMB	RMB
Operating Statement Data
Net sales
- Related parties	—	—	26,210	63,025	—
- Third parties	145,389	125,963	74,707	44,725	100,813
	145,389	125,963	100,917	107,750	100,813
Cost of sales
- Related parties	—	—	(25,452)	(61,887)	—
- Third parties	(38,058)	(39,855)	(34,953)	(33,749)	(58,322)
	(38,058)	(39,855)	(60,405)	(95,636)	(58,322)
Gross profit	107,331	86,108	40,512	12,114	41,981
Income (loss) from continuing operations before income taxes*	98,994	35,472	(18,421)	(63,277)	582,500
Income (loss) from continuing operations	83,855	23,456	(24,715)	(65,715)	570,276
(Loss) income from discontinued operations before income taxes	(12,560)	—	106,092	118,780	—
(Loss) income from discontinued operations	(12,560)	—	103,437	112,196	—

———————

*

Including gain from bargain purchase of Wealthy Year and its subsidiaries other than Guizhou Yongfu and Bijie Feishang of RMB624,148 (US$94,468) in 2010.

	Amounts in thousands, except share amounts and per share data
	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
	RMB	RMB	RMB	RMB	RMB
Net income (loss) attributable to:
CHNR shareholders	71,295	23,456	78,722	54,140	574,395
Non-controlling interests	—	—	—	(7,659)	(4,119)
	71,295	23,456	78,722	46,481	570,276

Net income (loss) attributable to CHNR shareholders:
Continuing operations	71,295	23,456	(24,715)	(62,431)	574,395
Discontinued operations	—	—	103,437	116,571	—
	71,295	23,456	78,722	54,140	574,395

Net income (loss) per share: Basic
Continuing operations	7.35	1.76	(1.28)	(2.97)	25.59
Discontinued operations	(1.10)	—	5.36	5.55	—
	6.25	1.76	4.08	2.58	25.59

Net income (loss) per share: Diluted
Continuing operations	6.08	1.35	(1.11)	(2.86)	25.25
Discontinued operations	(0.91)	—	4.64	5.34	—
	5.17	1.35	3.53	2.48	25.25

Weighted average number of shares outstanding
Basic	11,402,372	13,290,471	19,276,019	21,004,238	22,443,416
Diluted	13,798,731	17,347,024	22,278,600	21,817,907	22,751,864

Balance Sheet Data
Total assets	174,964	574,966	810,109	693,076	2,038,828
Current assets	143,330	513,814	390,277	473,690	176,914
Current liabilities	43,127	38,131	96,782	134,909	328,461
Net assets	125,260	528,523	692,460	379,277	538,075
Non-controlling interests	—	—	13,919	25,856	85,848
Total China Natural Resources, Inc. equity	125,260	528,523	678,541	353,421	452,227
Capital stock	47,250	312,081	312,081	312,081	312,081

The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly owned foreign enterprises and sino-foreign joint venture companies as reflected in its statutory financial statements are to be allocated to either (i) each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, or (ii) statutory reserve, as determined by the resolution of the Board of Directors annually. Since the acquisition of CHNR by China Resources in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders. Prior to the Acquisition, the Board of Directors of Wuhu Feishang declared and paid dividends of RMB44.01 million (US$ 6.66 million) and RMB38.46 million (US$5.82 million) on February 28, 2005 and January 27, 2006, respectively.  Wuhu Feishang has no plans to declare or pay further dividends in the foreseeable future.

Exchange Rates

The Company’s reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The following table provides information concerning the exchange rate of Renminbi for U.S. Dollars during the preceding five years, and the preceding six months. The rate of exchange means the rate quoted by Bloomberg L.P. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China, the PRC’s central bank. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the RMB Exchange Rate or at all.

The exchange rate on June 22, 2011 was USD$1.00 = RMB6.4637.

The following table reflects the high and low exchange rates for each moth during the previous six months:

MONTH	Dec 10	Jan 11	Feb 11	Mar 11	Apr 11	May 11

High	6.6725	6.6350	6.5970	6.5759	6.5477	6.5079
Low	6.6070	6.5830	6.5697	6.5483	6.4922	6.4786

The following table reflects the average exchange rate for each of the preceding five years, calculated by using the average of the exchange rates on the last day of each month during the period:

YEAR	2006	2007	2008	2009	2010

High	8.0702	7.8170	7.3041	6.8519	6.8338
Low	7.8051	7.2971	6.8113	6.8192	6.6070
Average for period	7.9573	7.5841	6.9256	6.8315	6.7666

B.

Capitalization and Indebtedness

No disclosure is required in response to this Item.

C.

Reasons for the Offer and Use of Proceeds

No disclosure is required in response to this Item.

D.

Risk Factors

Risks Relating to Mining Operations

If we are unable to fund our capital expenditure requirements our growth and profitability may be adversely affected.

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

Mines have limited lives and as a result, we seek to expand mineral reserves through the acquisition of additional mining rights. As there is a limited supply of desirable mineral deposits in the PRC, we face strong competition for mining rights from other mining companies, some of which have greater financial resources than we have. As a result, we may not be able to acquire attractive mineral rights on acceptable terms.

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

personnel injury or death;

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

During the course of mining activities, we use dangerous materials. Although we have established stringent rules relating to the storage, handling and use of such dangerous materials, there is no assurance that accidents will not occur. Should we be held liable for any such accident, we may be subject to penalties, and possible criminal proceedings may be brought against our employees.

Risks Factors Specific Relating to our Non-ferrous Metal Operations

Our earnings and, therefore, our profitability, may be affected by metals price volatility.

The majority of our revenue is derived from the sale of iron, zinc and, up to and including September 29, 2009, blister copper and as a result, our earnings are directly related to the prices of these metals. At present, the prices of these metals in the PRC are generally in line with those in the international markets. However, there are many factors influencing the price of iron, zinc and copper including expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions.

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

Mining rights are amortized based on actual units of production over estimated probable reserves of the mines, subject to impairment. We review the production plans and the reserve levels of our mines periodically. Accordingly, any material change in mining production or modification of reserve levels may have a negative impact on our operating results.

We rely on sub-contractors to perform mineral extraction and we have little control over their operations.

We sub-contract the non-ferrous ore extraction to third parties. To a large extent, our operations are affected by the performance of these subcontractors, whose activities are substantially outside of our control. If the contractors fail to achieve monthly extraction volumes, or the contractors otherwise fail to perform their obligations to us, the agreement may be terminated by us; however, termination of the relationship would cause delays in our mineral production, require that we identify and engage other third-party contractors, and otherwise adversely affect our operating results.

Wuhu Feishang depends on a single customer for its zinc production with whom Wuhu Feishang has no binding contractual understandings, and the loss of that customer would materially and adversely affect our results of operations.

Wuhu Feishang’s entire production of zinc for the years ended December 31, 2008, 2009 and 2010 were sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”), the largest zinc smelter in Asia.

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

Zinc production contributed 14.46%, 18.09% of the Company’s total sales and gross profit respectively in 2010.

Risks Factors Specific Relating to our Coal Operations

The future financial performance of our coal mines is highly dependent on the price of coal.

With the exception of Baiping Mining and Gouchang Coal, the coal mines as to which our subsidiaries have acquired rights are currently under upgraded mine development. During the construction process, the coal mine sites are expected to produce some raw coal that will be available for sale to third parties. However, the future financial performance of the mines is and will continue to be significantly affected by the market prices of the raw coal or anthracite that they produce.

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

The coal reserve data are estimates and may be inaccurate and hence our future annual production volumes and capital expenditures, which are based on these estimates, may differ materially from actual figures.

We base our production, turnover and expenditure plans on our coal reserve data. Our coal reserve data were estimated by us based on the results of geological exploration and were reviewed by Behre Dolbear Asia, Inc. (“Behre Dolbear”). The coal reserve data are only estimates and may differ materially from our actual mining results. There are many factors, assumptions and variables beyond our control that result in inherent uncertainties in estimating reserves. Our actual volume of reserves and rates of production may be different from these estimates.

Fluctuations in factors including the price of coal, production costs and transportation costs of coal, a variation on recovery rates or unforeseen geological or geotechnical perils may render it necessary to revise the estimates of coal reserves. If such a revision results in a substantial reduction in recoverable reserves at one or more of our major mines, it could materially and adversely affect our results of operations, financial condition and growth prospects.

We may experience a shortage of reliable and adequate transport capacity for our coal products and any material increase in transportation costs could have a material adverse effect on our business and results of operations.

We currently use roadway transportation to transport our coal and coal-related products to our customers. We have not experienced any roadway transportation disruptions that had a material adverse effect on our operations or financial condition. After our coal mines in Guizhou province commence operation, we will also rely on the national railway system to deliver coal products from those locations to our customers. There can be no assurance that we will be able to secure sufficient railway transport capacity to transport the coal products we produce in Guizhou province. Further, in the event of railway transport shortages, there can be no assurance that road transportation will be able to satisfy the shortfall. In addition, any material increase in transportation costs could have a negative effect on the competitiveness of our coal products, which may in turn have a material adverse effect on our business and results of operations.

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

We have grown primarily through acquisitions in the past, which may affect your ability to evaluate our business and growth potential.

Due to our significant and rapid growth in recent years, our historical financial results may not be indicative of our future performance. Our future turnover and profitability will depend on a number of factors beyond our control, in particular, the global and domestic coal markets and our ability to acquire and develop new coal mines and coal resources and reserves. There can be no assurance that we will be able to increase or maintain our historical turnover or profit levels.

We may not be able to successfully integrate new coal mines into our existing business operations.

Integration of new coal mines we may acquire in the future may consume a considerable amount of management and financial resources. The acquisitions may result in unforeseen operating difficulties and expenditures. They may also require significant management attention that would otherwise be available for ongoing development of our existing business. Our inability to manage and finance such undertakings while managing our existing operations may have a material adverse effect on our overall operations, our financial condition or our results of operations.

Our operating results may be negatively impacted by amortization policies applicable to mining rights.

Mining rights are amortized based on actual units of production over estimated proven and probable reserves of the mines, subject to impairment. We review the production plans and the reserve levels of our mines periodically. Accordingly, any material change in mining production or modification of reserve levels may have a negative impact on our operating results.

Risks Relating to Our Financial Condition

If we are unable to fund capital expenditures our growth and results of operations may be adversely affected.

To date, the Company has financed its coal mine construction and upgraded mine development projects through internally generated cash, short-term/ long-term bank loans, and non-interest bearing loans from Feishang Group Limited (“Feishang Group” or the “Shareholder”). However, we anticipate that we will incur significant capital expenditures in connection with future acquisitions. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations.  However, there is no assurance that we will be able to obtain bank financing and/ or access the capital markets to fund our PRC operations.

Our results of operations include significant non-recurring and non-cash transactions and should not be viewed as indicative of future results of operations.

We recognized a significant increase in net income for the year ended December 31, 2010 which included a RMB624.15 million (US$94.47 million) bargain purchase gain relating to the acquisition of Guizhou Puxin as a result of Guizhou provincial governments’ mining resource consolidation programs. The gain arises from non-recurring and non-cash transactions and, accordingly, should not be viewed as an indicative of future earnings of the Company.

We have a significant working capital deficit that could adversely affect our liquidity.

As of December 31, 2010, the Company has a working capital deficiency of RMB151.55 million (US$22.96 million). The Shareholder has confirmed to the Company continued financial support for the Company. Subsequent to year end, the Company secured additional loan facilities totaling RMB240 million (US$36.33 million). The Company also intends to open renewed negotiations with the banks in due course, and has, at this stage, not sought any written commitment that the loan facilities will be renewed. However, the Company has held discussions with its bankers about its future borrowing needs and no matters have been drawn to its attention to suggest that renewal may not be forthcoming on acceptable terms. The Company’s internal forecasts and projections, taking account of reasonably possibly changes in trading performance, operating as well as capital expenditures, continued Shareholder support and the availability of bank facilities, demonstrate that the Company should be able to operate within the level of its current capacity.

In view of these things, the Company expects that it will have sufficient liquidity to finance its operations for the next 12 months. Therefore, the consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Risks Relating to PRC Operations

Investors should consider economic, legal and political factors applicable to investments in the PRC prior to investing in our company.

Since 1979, the PRC government has been making efforts to promote reforms of its economic system. These reforms have brought about marked economic growth and social progress, and the economy of China has shifted from a planned economy to a market-oriented economy. Our PRC subsidiaries have also benefited from the economic reforms implemented by the PRC government and the economic policies and measures. However, economic, legal and social policies in the PRC are not similar to those of Western governments and revisions or amendments may be made to these policies and measures from time to time, and we are not in a position to predict whether any change in the political, economic or social conditions may adversely affect our operating results, and how those changes may impact on us.

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

The PRC’s economy is in a transition from a planned economy to a market-oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on the economic conditions of the PRC. During this transition, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, we cannot assure you that this will be the case. A change in policies by the PRC government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. Although the PRC government has been pursuing economic reform policies for more than three decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC's political, economic and social life.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and any future subsidiaries are considered foreign persons or foreign-funded enterprises under PRC laws, and as a result, we are required to comply with PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

We are a holding company. All of our operations are conducted in the PRC, and all of our revenues are generated from sales in the PRC. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. The mining industry in the PRC is relatively new and growing, but we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for our products. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and adversely affect our business.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth. Prompted by inflationary concerns, the People’s Bank of China, the PRC’s central bank, raised interest rates in October 2010, and announced three additional interest rate hikes in December 2010, February 2011 and April 2011, and indicated that China has entered into an interest rate hike cycle. Repeated increases in interest rates by the central bank will likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the British Virgin Islands and do not have any assets or conduct any business operations other than our investments in our subsidiaries in China. As a result of our holding company structure, we rely primarily on dividend payments from our subsidiaries. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits as certain reserve funds according to PRC accounting standards and regulations. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt in the future, the debt covenants may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive dividend from the operating companies due to contractual limitations or limitations on the payment of dividends, we may be unable to pay dividends on our common shares.

Governmental control of currency conversion may affect payment of our obligations and the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

Please also refer to Item 10.D. for the details of exchange controls in the PRC.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The exchange rate of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. As we rely entirely on revenues earned in the PRC, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. Conversely, if we convert our Renminbi into U.S. dollars, should we determine to pay dividends on our common shares or for other business purposes, appreciation of the Renminbi against the U.S. dollar could affect the amount of U.S. dollars we convert. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations resulting in a lower income, a charge to our income statement and a reduction in the value of these U.S. assets.

Under a policy dating to the second half of 2005, the RMB is permitted to fluctuate within a narrow and managed range against a basket of certain foreign currencies. This change in policy has resulted in an approximately 20% appreciation of the RMB against the U.S. dollar up to December 31, 2010. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible exchange rate policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. While the appreciation of the RMB against the U.S. dollar slowed in 2009, it is generally believed that the RMB will continue to appreciate as economic conditions improve.

Recent PRC State Administration of Foreign Exchange (“SAFE”) Regulations regarding offshore financing activities by PRC residents, have undergone continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect the implementation of our acquisition strategy, and a failure by our shareholders who are PRC residents to make any required applications and filings  pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

In 2005, SAFE promulgated regulations in the form of public notices, which require registrations with, and approval from, SAFE on direct or indirect offshore investment activities by PRC resident individuals. The SAFE regulations require that if an offshore company directly or indirectly formed by or controlled by PRC resident individuals, known as “SPC,” intends to acquire a PRC company, such acquisition will be subject to strict examination by the SAFE. The regulation also requires PRC resident individuals to repatriate all dividends of the SPC. Without registration with SAFE by PRC resident individuals, the PRC entity may not be able to remit any of its profits out of the PRC as dividends or otherwise. Violation of the regulation may be deemed an evasion of foreign exchange rules and Mr. Li Feilie may be liable for a penalty.  However, there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including the regulations established by the SAFE. To date, no registration has been filed with the SAFE. Even if it is determined that registration with the SAFE is required, management believes that applicable filings with the SAFE can be made at any time, and management does not foresee significant difficulties in obtaining SAFE’s approval should it be required.

Risks Relating to Foreign Private Issuer Status

Because our assets are located outside of the United States and all of our directors and all our officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. Federal Securities Laws against us and our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.

We are a British Virgin Islands company, and our officers and directors are non-residents of the United States, our assets are located in the PRC and our operations are conducted in the PRC. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the British Virgin Islands or the PRC would enforce (a) judgments of United States courts against us, or our directors or officers based on the civil liability provisions of the securities laws of the Unites States or any state, or (b) in original actions brought in the British Virgin Islands or the PRC, liabilities against us or any non-residents based upon the securities laws of the United States or any state.

Our status as a “foreign private issuer” results in less information being available about us than about domestic reporting companies.

We are foreign private issuer and are not required to file as much information about us as domestic issuers are required to file. In this regard we are not required to file quarterly reports on Form 10-Q; we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures; the SEC proxy statement and information statement rules do not apply to us; and our officers, directors and principal shareholders are not required to file reports detailing their beneficial ownership of our shares. There is generally greater information available about domestic issuers than about foreign private issuers such as us, and the lack of information about us makes it more difficult to make investment decisions about us.

As a “foreign private issuer” we are not subject to certain rules that other NASDAQ -listed issuers are required to comply with, some of which are designed to provide information to and protect investors.

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ applicable to listed companies. As permitted under NASDAQ rules applicable to foreign private issuers such as China Natural Resources, we have determined to adhere to the exemptions provided by the relevant NASDAQ rules:

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

As a result of an exemption from NASDAQ rules applicable to “foreign private issuers,” our related party transactions may not receive the type of independent review process that other NASDAQ-listed companies receive, and the terms of these transactions may not be as favorable as could be obtained from unrelated parties.

We have historically engaged in a substantial number of transactions with related parties in the ordinary course of business, predominantly with our Chairman and Chief Executive Officer and/or companies that he owns or controls. These transactions are described in greater detail elsewhere in this report. In general, NASDAQ rules require that related party transactions be reviewed by an audit committee or other committee comprised of independent directors. However, under NASDAQ rules applicable to foreign private issuers such as our company, we are exempt from certain NASDAQ requirements, including the requirement applicable to independent director review of related party transactions. This exemption is available to us because the laws of the British Virgin Islands, our home jurisdiction, do not mandate independent review of related party transactions.

Notwithstanding the foregoing, non-recurring related party transactions (i.e., related party transactions that are not in the ordinary course of business) are submitted for approval by our Board of Directors, following disclosure of the related party’s interest in the transaction, and, in all cases, board approval has historically included the unanimous approval of our independent directors. In addition, our annual audited financial statements, including the related party transactions reported therein, are approved by our audit committee, which is comprised solely of independent directors. However, except to the limited extent described above, these transactions are not individually reviewed or approved solely by independent directors, and our Chairman and Chief Executive Officer is often present during the approval process and is permitted to cast a vote as a board member. While management believes that related party transactions are on terms at least as favorable to the Company as could be obtained from unrelated parties, there is no assurance that such is the case, or that shareholders would not be better protected if we were not exempt from, or we chose to voluntarily comply with, the NASDAQ rule.

Risks Related to our Common Shares

There are a limited number of our common shares in the public float and trading in our shares is not active; therefore, our common shares tend to experience price volatility.

There are currently approximately 7,635,897 of our common shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the People’s Republic of China, and, at times, in tandem with other natural resource companies. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

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

Li Feilie, our Chief Executive Officer, beneficially owns approximately 64% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this report under “Security Ownership of Certain Beneficial Owners and Management.”

The rights of our shareholders are governed by British Virgin Islands law, the provisions of which may not be as favorable to shareholders as under U.S. law.

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

On December 9, 2004, China Resources merged with and into CHNR (the “Redomicile Merger”). The Redomicile Merger was consummated through an exchange of shares of China Resources for shares of CHNR on a one-for-one basis. As a result of the Redomicile Merger, the Company became domiciled in the British Virgin Islands and CHNR succeeded to the rights and obligations of China Resources under its existing agreements and relationships. Prior to the Redomicile Merger, the Company’s common shares were traded on the NASDAQ Capital Market under the symbol “CHRB”. Following the Redomicile Merger, the trading symbol was changed to “CHNR”.

Since its incorporation, the Company has sought, acquired and operated various business opportunities that management believed could be operated profitably. Most recently, from 2003 until 2006, the Company operated an advertising, promotion and public relations business, which was disposed of in July 2006.

Reverse Acquisition of Feishang Mining

On February 3, 2006, the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Feishang Mining beneficially owns 100% of the capital stock of Wuhu Feishang, a company established under the laws of the PRC, which is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. We acquired the capital stock of Feishang Mining from Feishang Group, a British Virgin Islands company. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. In consideration for our receipt of the shares of Feishang Mining, the Company issued 9,980,593 of its common shares to Feishang Group, representing approximately 86.4% of the Company’s then issued and outstanding common shares (after giving effect to the exchange of 320,000 outstanding preferred shares for 320,000 common shares), and issued to Feishang Group warrants (the "Warrants") to purchase an additional 4,500,000 common shares. Ching Lung Po, director, Chief Executive Officer and Chairman of the Company resigned at the closing of the Acquisition, and Li Feilie, Chairman of Feishang Mining, was appointed as director, Chief Executive Officer and Chairman of the Company. The Company’s other directors and executive officers were not changed as a result of the Acquisition.

The Warrants entitled the holder to purchase: 2,000,000 common shares at an exercise price of $4.00 per share for a period of two years from the closing date; 1,500,000 common shares at an exercise price of $4.50 per share for a period of three years from the closing date; and 1,000,000 shares at an exercise price of $5.00 per share for a period of four years from the closing date. For the years ended December 31, 2008, 2009 and 2010, warrants to purchase 2,000,000, 1,500,000 and 1,000,000 common shares respectively were exercised by Feishang Group, our principal shareholder, and the Company received gross proceeds of US$8,000,000, US$6,750,000, and US$5,000,000 in connection therewith.

Non-ferrous Metal Exploration and Mining Activities

Wuhu Feishang

Wuhu Feishang was established as a Sino-foreign joint stock limited liability company between Wuhu City Feishang Industrial Development Company Limited (“WFID”) (50%) and Feishang International Holdings Limited (“FIH”) on June 21, 2002 with tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of Wuhu Feishang is RMB12 million (US$1.82 million), of which RMB6 million (US$0.91 million) was contributed by each of WFID and FIH. In May 2003, Wuhu Feishang acquired the entire business of Anhui Fanchang Zinc and Iron Mine, a state-owned enterprise (“Anhui Fanchang”). In April 2005, WFID and FIH transferred their interests in Wuhu Feishang to Feishang Mining, at cost, and since the date of such transfer, Feishang Mining has been the owner of 100% of the capital stock of Wuhu Feishang.

Other Non-ferrous Metal Exploration Activities and Internal Restructuring

On June 12, 2007, Yunnan Mining was formed as a wholly-owned subsidiary of Wuhu Feishang. The registered capital of Yunnan Mining is RMB50 million (US$7.57 million). On September 10, 2007, Yunnan Mining entered into an agreement to form Hainan Nonferrous Metal as a stock company under the laws of the PRC. Yunnan Mining and its nominee collectively owned a 48% joint venture interest of Hainan Nonferrous Metal, which was formed to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC.

On January 17, 2008, Yunnan Mining consummated the acquisition of a 45% equity interest in Guangdong Longchuan for a purchase price of RMB0.9 million (US$0.14 million) and a 45% interest in the exploration right for a purchase price of RMB38.00 million (US$5.75 million) at a mine designated as “Silver and Multi-Metallic Ore” (“Jinshizhang Mine”), located at Jinshizhang District, Longchuan County, Guangdong Province, the PRC from Beijing SinoTech Institute of Mineral Exploration Co. Ltd. (“BSTIME”) (15%) and Lueyang Longda Stone Casting Co. Ltd. (“LLSC”) (30%) for a total purchase price of RMB38.90 million (US$5.89 million).

Pursuant to an agreement dated February 29, 2008, between Yunnan Mining and China Coal, a wholly owned subsidiary of the Company established in January 2008, China Coal agreed to invest US$47.61 million in Yangpu Lianzhong (accounted for as 97.2% of the enlarged capital of Yangpu Lianzhong), of which US$15 million was paid on May 8, 2008. Pursuant to a trust arrangement on March 2, 2008, Yunnan Mining’s 2.8% equity interest in Yangpu Lianzhong was transferred to China Coal such that Yangpu Lianzhong became a wholly owned subsidiary of China Coal. China Coal is currently dormant other than its investment in Yangpu Lianzhong.

On November 21, 2008, in an internal group restructuring, Yunnan Mining transferred its interest in Guangdong Longchuan to Yangpu Lianzhong at a cost of RMB0.9 million (US$0.14 million), and since the date of transfer, Yangpu Lianzhong has owned a 45% equity interest in Guangdong Longchuan.

On December 3, 2008, in an internal group restructuring, Yunnan Mining transferred its interest in Hainan Nonferrous Metal to Yangpu Lianzhong, for a consideration of RMB32.64 million (US$4.94 million). Since the date of such transfer, Yangpu Lianzhong, together with its nominee, collectively has owned a 48% equity interest in Hainan Nonferrous Metal.

In October 2009, Yunnan Mining acquired exploration rights to the Baiguochong Mine. The Baiguochong Lead-Zinc Mine is located in E Shan Town, Fanchang County, Anhui Province in the PRC, approximately six kilometers south of Fanchang County. It is anticipated that the mine will be found to contain mineable quantities of lead and zinc.

On January 26, 2010, Yangpu Lianzhong disposed of its 45% equity interest in Guangdong Longchuan to an unaffiliated third party for consideration (including assigned debt) of approximately RMB44.55 million (US$6.74 million).

On December 17, 2010, Yangpu Lianzhong disposed of its 48% equity interest in Hainan Nonferrous Metal to an unaffiliated third party for consideration of approximately RMB30 million (US$4.54 million).

Coal Development and Mining

Newhold and Guizhou Yongfu

Newhold was incorporated under the laws of the British Virgin Island in July 2008. Newhold operated, through its wholly owned subsidiaries Feishang Yongfu and Yangpu Shuanghu, and its 70%-owned subsidiary Guizhou Yongfu, a company established under the laws of the PRC in Guizhou Province. At the time of incorporation, Newhold was wholly owned by Feishang Group, a related party controlled by Mr. Li Feilie, our Chairman and Chief Executive Officer.

On January 12, 2009, the Company acquired all the issued and outstanding capital stock of Newhold, and its wholly-owned subsidiaries described below (collectively, the “Yongfu Coal Group”) from Feishang Group and assumed the outstanding indebtedness owed by Newhold to the Shareholder on the closing date. The purchase price was RMB287.73 million (US$43.55 million) by reference to the estimated amount of coal resources of not less than 120 million tonnes reflected in a technical review report dated December 2008.

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

Yangpu Shuanghu was established as a limited liability company in May 2004 under the laws of the PRC with an initial registered capital of RMB1 million (US$151,000) by Wu Tianping and Zhu Zheng, unrelated parties. In March 2008, Wu Tianping and Zhu Zheng transferred their respective equity interests in Yangpu Shuanghu to Zhang Huachun and Yang Haibi, related parties, for total consideration of RMB1 million (US$151,000). In July 2008, Zhang Huachun and Yang Haibi transferred their respective equity interests in Yangpu Shuanghu to Feishang Yongfu, related parties, at a total consideration of RMB1 million (US$151,000), and since the date of such transfer, Feishang Yongfu has been the owner of 100% of the paid-up capital of Yangpu Shuanghu.

Guizhou Yongfu was established as a limited liability company in June 2005 under the laws of the PRC with an initial registered capital of RMB1 million (US$151,000) by Li Qing (80% interest) and Li Lihui (20% interest), unrelated parties. In June 2006, the registered capital of Guizhou Yongfu was increased to RMB16.88 million (US$2.55 million), with the increase being paid by the equity owners pro-rata to their ownership interests. In July 2008, Li Lihui transferred all his equity interest and Li Qing transferred part of his equity interest in Guizhou Yongfu to Yangpu Shuanghu, a related party, at cost. In July 2008, the registered capital of Guizhou Yongfu was increased by RMB83.12 million (US$12.58 million) to RMB100 million (US$15.14 million), of which RMB58.18 million (US$8.81 million) of the increase was paid up by Yangpu Shuanghu (upon which its interest became 70%) and RMB24.94 million (US$3.77 million) was paid by Li Qing (upon which its interest became 30%) on November 13, 2008. On September 21, 2010, in an internal group restructuring, Yangpu Shuanghu transferred its 70% interest in Guizhou Yongfu to Guizhou Puxin, for consideration of RMB70 million (US$10.59 million).

Pineboom and Guizhou Dayun

Pineboom was incorporated under the laws of the British Virgin Islands in May 2008. Pineboom operated through its wholly owned subsidiaries Feishang Dayun and Yangpu Dashi, and its wholly owned subsidiary Guizhou Dayun, a company established under the laws of the PRC in Guizhou Province. At the time of incorporation, Pineboom was beneficially wholly owned by Feishang Group.

On July 10, 2009, the Company acquired all the issued and outstanding capital stock of Pineboom and its wholly-owned subsidiaries described below (collectively, the “Dayun Coal Group”) from the Shareholder and assumed the outstanding indebtedness owed to the Shareholder by Dayun Coal Group. The final purchase price was approximately RMB154.38 million (US$23.37 million) by reference to the estimated amount of coal resources of not less than 100 million tonnes reflected in the July 2008 technical review report.

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

Yangpu Dashi was established as a limited liability company in April 2004 under the laws of the PRC with an initial registered capital of RMB1 million (US$0.15 million) by Li Xuezhuan and Kang Jing, unrelated parties. In March, 2008, Li Xuezhuan and Kang Jing transferred their respective equity interests in Yangpu Dashi to Wan Chunpeng and Dang Junyan, related parties, at a total consideration of RMB1 million (US$0.15 million). In July 2008, Wan Chunpeng and Dang Junyan transferred their respective equity interests in Yangpu Shuanghu to Feishang Dayun, for total consideration of RMB1 million (US$151,000), and since the date of such transfer, Feishang Dayun has been the owner of 100% of the paid-up capital of Yangpu Dashi. On June 13, 2011, in an internal group restructuring, Feishang Dayun agreed to transfer its 100% interest in Yangpu Dashi to Guizhou Puxin, for consideration of RMB1.02 million (US$0.15 million).  Such transfer has not yet been completed.

Guizhou Dayun was established as a limited liability company in April 2004 under the laws of the PRC with an initial registered capital of RMB1 million (US$0.15 million) by Yu Xiang (50.0% interest), Wang Fang (40.0% interest) and Wang Yongzhi (10.0% interest), unrelated parties. In May 2004, the registered capital of Guizhou Dayun was increased to RMB4 million (US$0.61 million) through an additional capital injection of RMB1 million (US$0.15 million) by Liu Min and RMB2 million (US$0.30 million) by Yu Xiang. As a result of the additional capital, Guizhou Dayun became owned 62.5% by Yu Xiang, 25.0% by Liu Min, 10.0% by Wang Fang and 2.5% by Wang Yongzhi. In June 2008, Yu Xiang, Liu Min, Wang Fang and Wang Yongzhi transferred all their respective equity interests in Guizhou Dayun, at a total cost of RMB4 million (US$0.61 million), to Yangpu Dashi.

Wealthy Year and Subsidiaries

Wealthy Year was incorporated under the laws of the British Virgin Islands in January 2010. Wealthy Year currently operates, through its wholly owned subsidiaries Smartact, Guizhou Fuyuantong and Guizhou Puxin, and its six majority-owned subsidiaries, Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal, Guizhou Yongfu and one wholly owned subsidiary, Bijie Feishang, companies established under the laws of the PRC in Guizhou Province. Wealthy Year treats the business of its seven subsidiaries – enterprises principally engaged in the acquisition, coal mine development and coal mine operation in the PRC – as its principal business activities.

On April 30, 2010, the Company acquired all the issued and outstanding capital stock of Wealthy Year and its wholly-owned and partially-owned subsidiaries described below (collectively, the "Wealthy Year Coal Group") from the Shareholder and assumed the outstanding indebtedness owed by Wealthy Year to the Shareholder (the “Indebtedness”) on the closing date. The total purchase price for the common shares and Indebtedness was US$87 million (RMB574.81 million). At the time of incorporation, Wealthy Year was wholly owned by Feishang Group.

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

Guizhou Fuyuantong was established as a limited liability company in March 2010 under the laws of the PRC with a registered capital of RMB10 million (US$1.51 million) by Ren Xiaogang, a related party. In April 2010, Ren Xiaogang transferred his equity interest in Guizhou Fuyuantong to Smartact, for total consideration of RMB10 million (US$1.51 million), and since the date of such transfer, Smartact has been the owner of 100% of the paid-up capital of Guizhou Fuyuantong.

Guizhou Puxin was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of RMB150 million (US$22.70 million) by Yangpu Jindin Industrial Co. Ltd. (99%) and Zhang Xiaofeng (1%), unrelated parties. In March 2010, Yangpu Jindin Industrial Co. Ltd. and Zhang Xiaofeng transferred their respective equity interests in Guizhou Puxin to Guizhou Fuyuantong, for total consideration of RMB150 million (US$22.70 million), and since the date of such transfer, Guizhou Fuyuantong has been the owner of 100% of the paid-up capital of Guizhou Puxin.

Baiping Mining was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of RMB58 million (US$8.78 million) by Li Liangbo (68.88% interest), Zhang Li (22.08% interest) and Tan Guihua (9.04% interest), unrelated parties. In March 2009, Zhang Li and Tan Guihua transferred all their respective equity interests to Li Liangbo, at cost. In April 2009, Li Liangbo transferred 70% of his equity interest in Baiping Mining to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 70% of the paid-up capital of Baiping Mining.

Dayuan Coal was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of RMB46 million (US$6.96 million) by Li Shenggen, an unrelated party. In March 2009, Li Shenggen transferred his 99% equity interest in Dayuan Coal to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Dayuan Coal.

Gouchang Coal was established as a limited liability company in September 2009 under the laws of the PRC with a registered capital of RMB40 million (US$6.05 million) by Huang Bin, an unrelated party. In December 2009, Huang Bin transferred his 99% equity interest in Gouchang Coal to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Gouchang Coal.

Linjiaao Coal was established as a limited liability company in November 2008 under the laws of the PRC with a registered capital of RMB30.60 million (US$4.63 million) by Lin Peilin (70% interest), Chen Daowang (20% interest) and Zheng Shengjian (10% interest), all unrelated parties. In March 2009, Zheng Shengjian transferred 9%

of his 10% equity interest, and Lin Peilin and Chen Daowang transferred all their respective equity interests in Linjiaao Coal, to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Linjiaao Coal.

Xinsong Coal was established as a limited liability company in November 2008 under the laws of the PRC with a registered capital of RMB60 million (US$9.08 million) by Cai Songqing (10% interest), Hu Chunlan (50% interest) and Jiang Honghai (40% interest), unrelated parties. In March 2009, Cai Songqing transferred 9% of his 10% equity interest, and Hu Chunlan and Jiang Honghai transferred all their respective equity interests in Xinsong Coal to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Xinsong Coal.

On September 21, 2010, in an internal group restructuring, Yangpu Shuanghu transferred its 70% interest in Guizhou Yongfu to Guizhou Puxin, for consideration of RMB70 million (US$10.59 million), and since the date of such transfer, Guizhou Puxin has been the owner of 70% of the paid-up capital of Guizhou Yongfu.

On October 19, 2010, Guizhou Puxin formed Bijie Feishang as a limited liability company under the laws of the PRC with a registered capital of RMB10 million (US$1.51 million). Bijie Feishang is currently dormant.

On June 13, 2011, in an internal group restructuring, Feishang Dayun agreed to transfer its 100% interest in Yangpu Dashi to Guizhou Puxin, for consideration of RMB1.02 million (US$0.15 million).  Such transfer has not yet been completed.

Discontinued Businesses – Copper Smelting

Mark Faith was incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) in August 2006. Through the date of its disposition in September 2009, Mark Faith operated through its wholly owned subsidiary, Feishang Copper, a company established under the laws of the People's Republic of China ("PRC") in Inner Mongolia. Mark Faith treated the business of Feishang Copper, an enterprise principally engaged in the smelting and refining of copper for distribution in the PRC, as its principal business activity. At the time of its incorporation, Mark Faith was beneficially owned by the Shareholder, Feishang Group.

Feishang Copper was established as a limited liability company with an initial registered capital of RMB50 million (US$7.57 million) between two related parties, Shenzhen Feishang Industrial Development Co. Ltd. (“Feishang Industrial”) (RMB45 million, US$6.81 million or 90%) and Shenzhen Caopeng Investment Co. Ltd. (“Caopeng”) (RMB5 million, US$0.76 million or 10%) on May 26, 2005. In December 2006, Feishang Industrial and Caopeng transferred their equity interests in Feishang Copper to Mark Faith, at cost, and since the date of such transfer, Mark Faith has been the owner of 100% of the paid-up capital of Feishang Copper. In July 2007, the registered capital of Feishang Copper was increased to RMB174.2 million (US$26.37 million), of which RMB75.19 million (US$11.38 million) was paid up by Mark Faith at that time and the balance of RMB99.01 million (US$14.99 million) was paid on March 4, 2008.

On March 4, 2008, CHNR acquired all of the issued and outstanding capital stock of Mark Faith and its wholly-owned subsidiary Feishang Copper, from Feishang Group for a purchase price of RMB22.15 million (US$3.35 million). In addition, China Natural Resources paid Feishang Group RMB47.29 million (US$7.16 million) in satisfaction of outstanding indebtedness of the Mark Faith to Feishang Group.

On December 30, 2008, the Company completed the disposition of a 40% interest in Mark Faith to an unrelated third party, Joysight Limited (the “Purchaser”), for a purchase price of US$14 million (RMB92.50 million). The disposition was governed by the terms and conditions of a Sale and Purchase Agreement entered into at the time of closing. The purchase price was evidenced by a promissory note executed and delivered by the Purchaser which bears interest at the rate of 5% per annum and matured on June 30, 2009. The promissory note, together with accrued interest, was fully paid to the Company on February 27, 2009.

In order to concentrate the Group’s resource on the core coal and non-ferrous metal mining businesses, on September 29, 2009, the Company completed the disposition of the remaining 60% interest in Mark Faith to the Purchaser, for a sales price of US$21 million (RMB138.75 million). The disposition was governed by the terms and conditions of a Sale and Purchase Agreement entered into at the time of closing. The purchase price was evidenced by a promissory note executed and delivered by the Purchaser which borne interest at the rate of 5% per annum and matured on February 26, 2010. The promissory note, together with accrued interest, was fully paid to the Company on January 11, 2010.

As a result of the dispositions, the operations of Mark Faith have been presented as discontinued operations in the financial statements for the year ended December 31, 2010, 2009 and 2008.

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

B.

Business Overview

Through our operating subsidiaries, we are currently engaged in:

•

The acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sales of iron, zinc and other nonferrous metals extracted or produced at mine primarily located in Anhui Province in the PRC; and

•

The acquisition, exploration, construction, development and operation of rights respecting coal mines located in Guizhou Province, the PRC.

The following table summarizes the activities of our major operating subsidiaries:

Business Segment	Name of Subsidiaries	Effective Interest controlled by the Company	Principal Activities
Mining of Zinc, Iron and Other Non-Ferrous Metals	Wuhu Feishang	100%	(i) Exploitation and Ore Processing of Zinc and Iron in its Yangchong Mine in Anhui Province, the PRC (ii) Exploration of its Sichong Mine in Anhui Province, the PRC
Mining of Zinc, Iron and Other Non-Ferrous Metals	Yunnan Mining	100%	Exploration of its Baiguochong Mine in Anhui Province, the PRC
Coal Development and Mining	Guizhou Yongfu	70%	Anthracite mine construction of its Yongsheng Mine in Guizhou Province, the PRC
Coal Development and Mining	Guizhou Dayun	100%	Anthracite mine construction plan formulation of its Dayun Mine in Guizhou Province, the PRC
Coal Development and Mining	Baiping Mining	70%	Coal mining in its Baiping Mine in Guizhou Province, the PRC
Coal Development and Mining	Dayuan Coal	99%	Undergoing upgraded mine development project for its Dayuan Mine in Guizhou Province, the PRC
Coal Development and Mining	Gouchang Coal	99%	Coal mining in its Gouchang Mine in Guizhou Province, the PRC
Coal Development and Mining	Linjiaao Coal	99%	Undergoing upgraded mine development project for its Zhulinzhai Mine in Guizhou Province, the PRC
Coal Development and Mining	Xinsong Coal	99%	Undergoing upgraded mine development project for its Liujiaba Mine in Guizhou Province, the PRC

BUSINESS SEGMENT I - Mining of Zinc, Iron and Other Non-Ferrous Metals

Our metal mining operations are conducted by Wuhu Feishang, a PRC company that is wholly-owned by Feishang Mining. Wuhu Feishang is principally engaged in the mining of zinc, iron, and other minerals and nonferrous metals for distribution in the PRC.

We also conduct our non-ferrous metal exploration activities through Yunnan Mining, and conducted our non-ferrous metal exploration activities through our two unconsolidated investees through Yangpu Lianzhong - Guangdong Longchuan and Hainan Nonferrous Metal through January 26, 2010 and December 17, 2010 respectively.

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

Initial data compiled by the International Lead and Zinc Study Group (“ILZSG”) for the year 2010 showed that the global refined zinc metal production rose by a significant 13.3% in 2010 as much of the capacity suspended in 2009 was brought back on stream. In addition to a further rise in Chinese output of 18.5%, notable increases were recorded in Belgium, Brazil, India, Peru, the Russian Federation, the United States and Uzbekistan.

Global output of refined zinc metal exceeded usage by 264,000 tonnes, the fourth successive year that the market has been in surplus. Rises in inventory held in London Metal Exchange (“LME”) and Shanghai Futures Exchange warehouses of 211,000 tonnes and 37,000 tonnes respectively were partially offset by a decline in those held by the Chinese State Reserve Bureau of 50,000 tonnes. After a sharp decline in 2009 caused by the economic crisis, world usage of refined zinc metal rebounded by 15.6% in 2010, surpassing 12 million tonnes for the first time. This rise was driven mainly by further growth in Chinese apparent demand of 13.3% and a recovery in European usage of 29.3%.

Zinc “cash settlement and forward three month prices” on the LME averaged US$2,161 (RMB14,278) and US$2,187 (RMB14,450) respectively during 2010, 30.4% and 29.7% higher than during 2009. The highest Cash Settlement Price of US$2,635 (RMB17,409) per tonne was recorded on January 7, 2010 and the lowest of US$1,595 (RMB17,538) per tonne on June 7, 2010.

The following table shows the production, consumption and prices of zinc in China over the past five years:

	2006	2007	2008	2009	2010

Metal production (in thousand tonnes)	3,163	3,743	3,913	4,357	5,164
Consumption (in thousand tonnes)	3,156	3,750	3,925	4,730	5,358
Average price (RMB/ tonne)	27,765	28,166	15,465	13,721	17,967

———————

Source: China Non-ferrous Metal Industry Association and ILZSG

Iron

Iron (chemical element symbol Fe) is a lustrous, silvery soft metal. It is the most abundant metal in metallic meteorites. Iron and iron alloys are the most common source of ferromagnetic materials in everyday use. Iron ore is one of the key compounds for producing crude steel which is used mainly by the infrastructure, real estate, shipbuilding and automobile sectors. Most of the world’s production of iron is concentrated in Australia, Brazil, the PRC, India and South Africa, which together account for over 70% of the world’s total.

World iron ore production is dominated by three companies: Companhia Vale do Rio Doce (Brazil), Rio Tinto Plc (Australia) and BHP Billiton Limited (Australia). These three companies together controlled over 35.4% on global iron ore production in 2009 and approximately 61% of world seaborne trade of iron ore.

World production of iron ore fell by 6.2% in 2009 to 1.588 billion tonnes, according to reports by the UNCTAD (United Nations Conference on Trade and Development) Trust Fund. Output decreased in most countries, with a few notable exceptions such as Australia and South Africa. Chinese production amounted to 234 million tonnes in 2009 on a "comparable grade" basis. China now occupies fourth place after Australia (394 million tonnes), Brazil (300 million tonnes), and India (257 million tonnes).

Australia is the world’s largest exporter: in 2009 it sent 363 million tonnes overseas, a 17 % increase from 2008’s. Exports from Brazil decreased by 3% to 266 million tonnes in 2009. India, at 116 million tonnes, was the third-largest exporter of iron in 2009. The seaborne iron-ore trade is estimated to have increased by 11% in 2009, to 890 million tonnes. China is by far the largest importer of iron ore, accounting for two-thirds of world imports. Despite the recession, its intake of ore climbed by 41% in 2009, to 628 million tonnes.

New iron ore mining capacity taken into operation in 2009 reached almost 75 million tonnes globally. And more than 685 million tonnes of new production capacity will come on stream between 2010 and 2012. Steel producers, the main customers of iron ore producers, are increasingly investing in "captive" mines both for iron ore and coal.

Chinese domestic production, which has contracted in recent years, is likely to fall further as a result of widespread mine closures caused by mine consolidation. China likely will pay more for the ore it imports, as industry-wide new pricing structures give the major iron-ore producers more leverage. The international steel industry is "fragmented" and does not act in a coherent manner, thus allowing the three largest iron ore producers to exercise considerable control over what currently amounts to a sellers´ market.

Despite the global recession, iron ore trade climbed to a record level of 955 million tonnes in 2009, up 7.4% from the previous year. The increase was the result of higher Chinese imports, driven by growing demand there, combined with a fall in Chinese domestic production.

Micaceous Iron Oxide

Micaceous Iron Oxide (MIO) (chemical compound symbol Fe2O3) is a crystalline form of iron oxide that differs from the more familiar red, yellow, and brown forms of iron oxide pigments. Like the other forms of iron oxide, MIO is a very inert material. It is insoluble in water, organic solvents, and alkalis, and is only slightly soluble in strong acids at elevated temperatures. It is un-reactive to most chemicals and is heat stable up to its melting point of over 1,000 degrees centigrade and is non-toxic, non-oxidizing, non-corrosive, and non-flammable. As a result of its properties, the use of coatings containing MIO pigments is becoming increasingly popular in manufacturing and industries and products such as durable antiseptic coating paint, primer and finish paint on steel structures.

Wuhu Feishang

Overview of Wuhu Feishang

Wuhu Feishang's principal activities are the mining of zinc, iron and other minerals for distribution in the PRC. Wuhu Feishang currently operates two mines located in Fanchang County, Wuhu City, Anhui Province, the PRC, for which it has acquired mining rights: the Yangchong Mine contains iron and zinc minerals and the Zaoyuan Mine contains mainly iron minerals. The two mines produced approximately 54,000 tonnes of iron, 800 tonnes of zinc and seven tonnes of copper concentrates in 2008, and approximately 60,000 tonnes of iron and 650 tonnes of zinc in 2009. The majority of the iron and zinc ore is mined from Yangchong Mine. Zaoyuan Mine ceased its operation in October 2009 due to depletion of substantially all of the mineable ore. Wuhu Feishang’s acquisition of the entire business of Anhui Fanchang in May 2003, included without limitation, the mining rights to the two mines, as well as the properties and the processing facilities of the mines. Wuhu City is located in the northwestern Yangtze River Delta and is in the approximate center of East China, approximately 384 kilometers from Shanghai. In August 2007, Wuhu Feishang acquired exploration rights to a third mine – the Sichong Mine – where preliminary exploration is presently being conducted.

Wuhu Feishang’s principal activities are conducted in two areas – mining and ore processing. Mining activities consist of opening of ore deposits, cutting and stopping (excavation in successive layers), mine transportation, and planning, designing and construction relating to mining operations. Ore processing is the second stage in our operation through which ores are converted into nonferrous metal concentrates (zinc, iron, micaceous iron oxide grey and copper concentrates) as salable products. To produce metal concentrates, we segregate the useful components of ores from useless stones through physical (such as magnetic separation) or chemical methods, or a combination of the two, and then collect the useful metal components through a number of concentration methods.

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

The average selling prices per metric tonne of our major metal products for each of the three years ended December 31, 2008, 2009 and 2010, are set forth in the following table:

Major Product	2008	2009	2010
	RMB/ MT	RMB/ MT	RMB/ MT
Zinc concentrate (Grade 42% ~ 44%)	8,057	6,616	10,358
Iron concentrate (Grade 65% ~ 66%)	1,176	648	1,047
Micaceous Iron Oxide Grey (Grade 160, 240, 320)	2,158	2,017	1,949

The following table summarizes the production quantity and sales quantity of our metal products for each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010 included in continuing operations.

	2006	2007	2008	2009	2010
Production quantity (in tonnes):
Zinc concentrates (Grade 42% ~ 44%)	6,380	3,925	795	644	1,485
Iron concentrates (Grade 65% ~ 66%)	46,107	55,580	54,150	59,500	34,060
Micaceous iron oxide – grey (Grade 160, 240, 320)	628	1,080	1,025	1,001	1,119
Sales quantity (in tonnes):
Zinc concentrates (Grade 42% ~ 44%)	6,248	4,113	907	740	1,408
Iron concentrates (Grade 65% ~ 66%)	46,357	56,070	53,888	58,779	35,042
Micaceous iron oxide – grey (Grade 160, 240, 320)	713	1,296	1,099	744	1,007

Yangchong Mine

The Yangchong Mine is an underground mine located in Fanyang Town, Fanchang County, Anhui Province in the PRC, the centre of which has a geological coordinate EL 118°08’00”, NL 31°05’40”. The mine is approximately 4.2 kilometers east of Fanchang County and 13.5 kilometers north-west of Digang Town. Access to the mine is via Province Road 321 approximately 40 kilometers from Wuhu City. Yangchong Mine has a total mining area of 0.186 square kilometers. The Yangchong Mine contains iron and zinc.

The area’s mining history dates back to the early 1990s. An exploration and development campaign was completed by Nanchang Engineering & Research Institute of Nonferrous Metal in 1991, with a planned daily mining capacity of approximately 100 tonnes of ore. Full scale ore production started in 1999, and the daily mining capacity gradually increased to approximately 900 tonnes of ore in 2007.

Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at Yangchong Mine is licensed to Wuhu Feishang by the State for a period of years (see “Government Regulation” below). The Company is the only party that is currently licensed to mine the Yangchong Mine. The Company’s current license to mine the Yangchong Mine expires on December 31, 2011, and may be renewed upon expiry.

Yangchong Mine is a zinc-iron underground mine. The formations are believed to date from the Silurian to Triassic ages, with deposits in limestone and diritic porphyrit contact belt. Ore bodies consist of zinc, magnetite and composite iron bed. The general course of the mine is N85°E, with NNE inclination of 70°. There are three ore bodies found in the area. Ore body I is mainly zinc-iron paragenic deposits. The low side of the ore body is uncontinuous magnetite deposits. Ore body II consists of zinc-iron paragenic deposits and zinc deposits. Ore body III consists of continuous deposits and iron deposits.

The following diagrams show the geography of Yangchong Mine and its surrounding areas:

Wuhu Feishang entered into an agreement with State-owned Assets Supervision and Administration Commission of Fanchang County, Anhui Province in 2002 entitling Wuhu Feishang to use the land covering the 169,172 square meters factory site for 50 years thereafter, and the 184,806 square meters mining site for 20 years thereafter, respectively.

Access to the underground workings at the Yangchong Mine is via a ramp from the surface and connecting numerous levels. At the end of 2006, the exploitation of the Yangchong Mine 50 meters below sea level was completed. Since early 2007, the principal working levels lay between the elevations of 50 and 150-meters below sea level. The electricity supply in the mining area is mainly provided by East China Grid, with 500 kilo voltage of transmission base located in 3 kilometers east of Yangchong Mine.

Yangchong Mine is located near the Yangtze River, in which surface and underground water resources are abundant.  The source of tap water, which is used for domestic and production purposes, primarily comes from underground water.

Wuhu Feishang outsources mine extraction to an unrelated third party. Wuhu Feishang entered into a sub-contracting agreement, dated January 1, 2010, with Wenzhou Mining Engineering Co. Ltd. for outsourcing the mine extraction work of Yangchong Mine. Under the agreement, the subcontractor charged a service fee of RMB59.90 (US$9.07) per ton of ore extracted, and RMB13.00 (US$1.97) per ton of useless stone removal. For the developing of ramps, the subcontractor charged a service fee of RMB1,500.00 (US$227.03) per extra meter of inclined shaft and RMB1,188.00 (US$179.81) per extra meter of flat shaft. Since June 2010, a supplement agreement took effect, and the service fee was revised to RMB60.90 (US$9.22) per ton of ore extracted, RMB2,600.00 (US$393.52) per extra meter of inclined shaft and RMB1,860.00 (US$281.52) per extra meter of flat shaft respectively. Except for the mining of raw minerals, which is outsourced to an unrelated third party (as described above), all the ore processing procedures are performed by Wuhu Feishang. Raw minerals extracted from Yangchong Mine are processed into iron and zinc metals in factories located near the mine.

All equipment, infrastructure and facilities material to Wuhu Feishang’s operations are believed to be in good condition. The plant was constructed in 1991 and has been periodically upgraded. The processing plant is capable of producing approximately 600 tonnes of finished products per day. The processing facilities process raw ore from the Yangchong Mine. All processing facilities and equipment of Wuhu Feishang were acquired from Nanchang Non-ferrous Metallurgy Designing Organization, a Class-A corporation in China in designing and producing equipment for the mining industry. All technology and equipment meet the industrial standard as required by the relevant government authorities. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and an administration building. At December 31, 2009 and 2010, the net book value of property, plant and equipment of Yangchong Mine was approximately RMB16,709,000 (US$2,528,984) and RMB15,025,071 (US$2,274,114), respectively.

As of December 31, 2010, the reserve and mineralized material estimates of Yangchong Mine are as follows:

	As of December 31, 2010
	Probable Reserve (in metal tonnes)	Mineralized Material (in ore tonnes)	Average quality of ore
Yangchong Mine
Zinc	5,765	—	5.82%
Iron	99,583	—	44.76%
Zinc-Iron	—	3,308,037	Zn: 5.15%; Fe: 44.89%

Note:

The probable reserve as of December 31, 2010 has been adjusted by removing those reserves extracted by the Company’s past mining activities. Based on the 2010 production levels, the length of the mining activity of our probable reserves for Yangchong mine is approximately 3 years for iron and 4 years for zinc respectively. The mine dilution loss and the mining recovery factor of Yangchong Mine are approximately 10% and 90%, respectively. The metallurgical recovery factor of zinc and iron are approximately 96% and 87%, respectively. The selling price used in estimating the probable reserve was RMB6,300 (US$954) for zinc concentrates and RMB800 (US$121) for iron concentrates.

Zaoyuan Mine

The Zaoyuan Mine is also an underground mine located in Fanyang Town, Fanchang County, Anhui Province in the PRC, the centre of which has a geological coordinate EL 118°12’47”, NL 31°08’54”. The mine is approximately 8.5 kilometers east of Fanchang County and 17 kilometers northwest of Digang Town. Access to the mine is via Province Road 321 approximately 40 kilometers through Wuhu City. Zaoyuan Mine has a total mining area of approximately 0.0136 square kilometers. Prior to depletion of minable resources, the Zaoyuan Mine contained mainly iron.

The Zaoyuan Mine has been in operation since 1998. In 2006, the monthly mining capacity of the Zaoyuan Mine was approximately 4,000 tonnes of iron ore. The Company is the only party that is currently licensed to mine the Zaoyuan Mine. The Company’s license to mine the Zaoyuan Mine expired on October 31, 2009, and the Company did not renew the license, as the minable resources of this mine were depleted. Zaoyuan Mine ceased its operations in October 2009.

The net book value of property, plant and equipment of Zaoyuan Mine at December 31, 2009 and 2010 were nil as they were fully depreciated and scrapped. All of the minable reserves of Zaoyuan mine have been fully extracted in 2009.

Sichong Mine

During the year ended December 31, 2007, Wuhu Feishang acquired exploration rights to Sichong Mine for RMB700,000 (US$106,000). The geological coordinate of this property is EL 118°10′15″~ 118°11′30″ and NL 31°01′30″~ 31°03′00″ covering a site area of 5.20 square kilometers. The Sichong Gold-Silver-Lead-Zinc Mine is located in Suncun Town, Fanchang County, Anhui Province in the PRC, approximately 4 kilometers north of Fanchang County with an exploration permit running from September 28, 2009 to September 28, 2011, upon expiry of which Wuhu Feishang intends to renew the permit. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau, Anhui Hydro-geology Survey & Engineering Geology Survey Corporation and Shandong Zhengyuan Geological Exploration Institute to carry out prospecting which includes geophysical, geochemical and drilling works, and as of December 31, 2010 has incurred accumulated exploration expenses of approximately RMB2.90 million (US$0.44 million). While results of preliminary prospecting suggest that the mine contains mineable quantities of gold, silver, lead and zinc, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercial viability of pursuing a plan of extraction. The next stage of prospecting is being planned. The total budgeted amount for this project is approximately RMB4.15 million (US$0.63 million). This exploration project is expected to be financed by internally-generated funds.

Suppliers

As a mining enterprise, Wuhu Feishang’s ore is mined from Yangchong Mine and, through October 2009, Zaoyuan Mine. Wuhu Feishang purchases explosives and other auxiliary raw material from suppliers mainly located in Anhui Province, the PRC. For explosives, the purchases are made on a cash on delivery basis. For other auxiliary materials, normal credit terms are granted by major suppliers ranging from 30 to 60 days on an open account basis.

For the years ended December 31, 2008, 2009 and 2010, the largest five suppliers accounted for 33%, 40% and 36%, respectively, of Wuhu Feishang’s purchases. For the year ended December 31, 2008, no supplier accounted for more than 10% of Wuhu Feishang's purchases. For the year ended December 31, 2009, the largest supplier accounted for 13% of Wuhu Feishang’s purchases. For the year ended December 31, 2010, the largest supplier accounted for 12% of Wuhu Feishang’s purchases.

Customers

Wuhu Feishang sells zinc and iron products to companies in the PRC. All of Wuhu Feishang’s zinc products were sold to a single customer, Huludao Zinc Industry Co., Ltd., which is the largest zinc smelter in Asia. Zinc production contributed 14.46% and 18.09% of the Company’s sales and gross profit respectively in 2010. Most sales to Huludao were made on a cash on delivery basis. For iron and other products, sales are generally made under sales contracts with customers, typically with a one-year term. Over 90% of these sales are made on a cash on delivery basis. For the others, management may extend up to three months’ credit to customers who are determined to be creditworthy.

For the three years ended December 31, 2008, 2009 and 2010, Wuhu Feishang’s five largest customers accounted for 89%, 85% and 95% of Wuhu Feishang’s sales, respectively. During the year ended December 31, 2008, the three largest customers accounted for 45%, 17% and 11%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2009, the three largest customers accounted for 32%, 19% and 15%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2010, the three largest customers accounted for 55%, 27% and 8%, respectively, of Wuhu Feishang’s sales.

Competition

Wuhu Feishang faces competition from Nanjing Xixia Lead Zinc Silver Mine (“Nanjing Xixia”) which produces 20,000 tonnes of zinc annually. Huludao sources zinc metal from both Nanjing Xixia and Wuhu Feishang. However, as the annual demand of zinc metal of Huludao is 300,000 tonnes and Wuhu Feishang has a long-standing sales relationship with Huludao, management believes that Wuhu Feishang will be able to renew its sales contract with Huludao as it has in the past. In addition, Wuhu Feishang faces competition from other smaller mines around the region, including Tongling Fenghuang with an annual production capacity of 100,000 tonnes, for its iron products. However, management believes that Wuhu Feishang enjoys a competitive advantage based upon its high product quality and purity, and low cost of production.

Research and Sampling Procedures

In order to examine the anomalies in the exploration areas, and evaluate their prospecting potential, comprehensive research is undertaken substantially as follows:

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

Yunnan Mining

During the year ended December 31, 2009, Yunnan Mining acquired exploration rights to Baiguochong Mine for consideration of RMB800,000 (US$121,000). The geological coordinate of this property is EL 118°11′30″~ 118°12′15″ and NL 31°02′00″~ 31°03′15″ covering a site area of 2.72 square kilometers. The Baiguochong Lead-Zinc Mine is located in E Shan Town, Fanchang County, Anhui Province in the PRC, approximately 6 kilometers south of Fanchang County with an exploration permit running from May 28, 2010 to May 28, 2012, subject to renewal upon expiry. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau to carry out prospecting which includes geophysical and drilling works, and incurred exploration expenses of approximately RMB2.36 million (US$0.36 million). While the results of preliminary  prospecting suggest that the mine contains mineable quantities of lead and zinc, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercially viability of pursuing a plan of extraction. The total budgeted amount for this project is anticipated to be RMB4 million (US$0.61 million). This exploration project is expected to be financed by internally-generated funds.

Yangpu Lianzhong

Yangpu Lianzhong is currently dormant. The 45% equity interest in Guangdong Longchuan and 48% equity interest in Hainan Nonferrous Metal originally held by Yangpu Lianzhong were disposed of to an unaffiliated party on January 26, 2010 and December 17, 2010 respectively.

Until the third quarter of 2009, Yangpu Lianzhong also engaged in certain trading activities of blister copper.  For the years ended December 31, 2008 and 2009, the only supplier of blister copper to Yangpu Lianzhong was Feishang Copper, a subsidiary of the Company until the third quarter of 2009. During the years ended December 31, 2008 and 2009, Yangpu Lianzhong sold blister copper to Wuhu Hengxin Copper Group Co., Ltd. (“Wuhu Hengxin”) and Wuhu Hengchang Copper Smelting Co., Ltd. (“Wuhu Hengchang”), both of which are related parties, amounting to RMB26.21 million (US$3.97 million) and RMB63.03 million (US$9.54 million), respectively.  The sales price was determined based on the average price per tonne of cathode copper over the five consecutive trading days subsequent to the delivery date, as published on the website of the Shanghai Future Exchange (http://www.shfe.com.cn), less RMB1,050 (US$159).  The Company believes that the terms of the related party transaction are consistent with customary commercial terms and are at least as favorable to the Company as could have been obtained from an unrelated party.

Guangdong Longchuan

Guangdong Longchuan holds the exploration right at a mine designated as “Silver and Multi-Metallic Ore” (“Jinshizhang Mine”), located at Jinshizhang District, Longchuan County, Guangdong Province.

The geological coordinate of this property is EL 115°19′00″～115°25′00″ and NL 24°42′00″~24°45′00″ covering a site area of 52.93 square kilometers. The exploration area is located on Nanlin metallogenic belt, an important metallogenic belt in China, which is rich in mineral resources such as silver, lead, zinc, tungsten and tin. The geological environment and metallogenic condition of this exploration area is very similar to other large scale silver-gold ore deposits found on Nanlin matellogenic belt. There are fourteen ore bodies found in the exploration area, six of them are outcrops, indicating a great prospecting potential of silver polymetallic deposit. BSTIME, a qualified geological surveyor holding a qualification certificate issued by the Ministry of Land Resources of the PRC, has been engaged to conduct the detailed geological survey; of which a 1.45 square kilometer site area was completed in November 2007. The property is estimated to be a silver, lead, zinc and copper polymetallic mine with excellent exploration prognosis. On December 8, 2009, the mining permit for 1.1434 square kilometers site area of this property with a tenure from December 8, 2009 to December 8, 2019 was obtained. The first stage geochemical exploration, field geology work, geophysics exploration, trenching and drilling activities for the remaining 51.79 square kilometers area are in progress.

Guangdong Longchuan conducted exploration activities on the Jinshizhang Mine prior to the disposition of its 45% equity interest by Yangpu Lianzhong on January 26, 2010.

Hainan Nonferrous Metal

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

Hainan Nonferrous Metal conducted exploration activities on its 12 mines prior to the disposition of its 48% equity interest by Yangpu Lianzhong on December 17, 2010.

Government Regulation of Iron/ Zinc/ Non-ferrous Metal Mining Activities

Under the “Mineral Resources Law”, all mineral resources in the PRC are owned by the State. Mining rights are granted by the State permitting recipients to conduct mining activities in a specific mining area during the specified license period. Although Wuhu Feishang believes its licenses will continue to be renewed, as necessary, there can be no assurance that such will be the case or that Wuhu Feishang will be able to exploit the entire mineral resources of its mines during its license period. If Wuhu Feishang fails to renew its mining rights upon expiry or if it cannot effectively utilize the resources within a license period, the operation and performance of Wuhu Feishang may be adversely affected.

Wuhu Feishang’s mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu Feishang is required to submit a mining proposal and feasibility studies to the relevant government authority. Wuhu Feishang is also obligated to pay a resources compensation fee to the State in an amount equal to 2% of annual sales of zinc and iron concentrates. Resources compensation fees of RMB1.00 million (US$0.15 million), RMB614,000 (US$93,000) and RMB768,800 (US$116,361) were paid in 2008, 2009 and 2010, respectively. The natural resources fee for the renewal of the mining rights to Yangchong Mine of RMB3,002,900 (US$454,503) was paid in December 2005 whereas that of Zaoyuan Mine of RMB354,000 (US$54,000) was paid in October 2006. Natural resources fees are not required to be paid in connection with the grant of exploration rights and, therefore, no natural resources fees are payable for the Sichong Mine and Baiguochong Mine until such time, if any, as we seek mining rights with respect to those mines.

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

BUSINESS SEGMENT II - Discontinued Copper Smelter Operations

Mark Faith and Feishang Copper

As a result of the dispositions described in Item 4.A., the operations of Mark Faith have been presented as discontinued operations in the financial statements for the year ended December 31, 2010, 2009 and 2008.

BUSINESS SEGMENT III - Coal Development and Mining

Industry Overview

Coal is a combustible, sedimentary, organic rock which is composed primarily of carbon, hydrogen and oxygen. The fossil fuel is formed from vegetation which has been consolidated between other rock strata and altered by the combined effects of pressure and heat over millions of years to form the coal seams mined today. Various types of coal exist, which are dependent on the degree of change undergone by the coal as it matures from its lowest form, peat, to its highest form in terms of carbon content, anthracite. Anthracite coal typically contains 86% to 97% carbon. It is the purest form of coal and is used primarily for residential and commercial heating.

Coal is one of the largest and most important energy resources in the world. Coal is also the major fuel used for generating electricity worldwide, particularly in mainland China. According to the BP Statistical Review, the world total coal production in 2009 reached 6,941 million tonnes, up 2.4% of 2008. The world's major coal producers are China, the USA, India, Australia, Russia, Indonesia and South Africa. China was the largest coal producer in the world in 2009, providing 45.6% of the world production. The world total coal consumption in 2009 amounted to 6,674 million tonnes, down 0.25% compare with 2008. China, the USA, India, Indonesia and Russia are the major coal consuming nations. China was the largest consumer of coal in 2009, providing 46.9% of the world consumption. Coal was the world fastest-growing fuel for the sixth consecutive year. China accounted for more than 75% of global growth even though Chinese consumption growth was below average.

In 2010, China’s coal imports totaled 166 million tonnes, increased 32% compared with 126 million tonnes in 2009. Strong import growth has occurred in China due to a combination of factors, including lower international coal prices and freight rates, growing electricity demand and limited growth in domestic production.

The following table shows the production and consumption of raw coal in China over the past 5 years:

	2006	2007	2008	2009	2010

Production (in million tonnes)	2,326	2,523	2,716	3,050	3,240
Consumption (in million tonnes)	2.392	2,586	2,740	3,020	3,180

———————

Source: National Bureau of Statistics of China, National Energy Administration

Coal Mining Operations

Our coal mining operation involves four main processes, i.e. mine construction, coal production, marketing & sales and environmental protection.

Mine Construction: Following receipt of approvals from relevant mining authorities, construction of the mine project will be developed in three main stages: (a) pre-construction work; (b) construction of shaft engineering and civil engineering; and (c) electrical equipment installation engineering and complement scheme of production system. The pre-construction work provides the foundation for future mine construction and planning for overall construction management. This phase includes leveling the land with a supply of water, electricity, road and telecommunications. Construction operations and program budgeting for the shaft engineering are carried out in strict compliance with applicable requirements of the safety code. We use various shaft engineering techniques such as drilling and blasting, slagging and tunneling, shotcrete and rock bolt support in mine construction. Quality control, construction stage control and investment control are also implemented during the construction phase. At the same time, six complementary systems are incorporated, including power supply system, draft system, drainage system, pressure ventilation system, elevation and transportation system, gas drainage system, and monitoring system. Following primary examination of the mine construction and receipt of necessary approvals, we will run a three to six months’ trial production.

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

Marketing and sales: After loading to trucks from the ground warehouse of the mine, coal products are delivered to Qianbei power plant or other customers. It is the responsibility of marketing personnel to establish sales networks, contract management, provide customer support, and collect customer payments on time.

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

The following diagrams show the geography of our coal mines and their surrounding areas:

Business of Guizhou Yongfu (Yongsheng Mine)

On November 8, 2007, the Guizhou Provincial Department of Land and Resources granted Guizhou Yongfu a coal mining right (mining right permit number 5200000711822) covering 18.234 square kilometers located in Huajuexiang, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 600,000 tonnes, which will expire in November 2027, subject to renewal upon expiry.  The geological coordinate of this property is EL 106°23′00″~ 106°25′45″ and NL 27°10′00″~ 27°13′00″.  The name of this lode property is “Yongsheng Mine”.  The first phase (north wing) of the coal mine is currently under construction.  The construction includes the main declined shaft, water supply system, power supply system, main haulage drift, shaft transportation system, security and surveillance system, industrial site, and road improvement.  The project, with a total cost incurred of approximately RMB121.76 million (US$18.43 million), is approximately 33% completed as of December 31, 2010.  The estimated construction cost of the first phase (north wing) is approximately RMB371.15 million (US$56.18 million), and the construction work is expected to be completed by the end of 2012.  The second phase (south wing) construction of Yongsheng Mine is being planned.

Yongsheng Mine is located approximately 30 kilometers south-east of Jinsha County in Guizhou Province and 80 kilometers north-west of Guiyang, the capital of Guizhou Province.  A 50 kilometers county road leads to Yongsheng Mine from Jinsha County, which is 70 kilometers from the Nanbai railway station in Zunyi County and is linked to Zunyi by the 326 National Road.  From Yongsheng Mine, Guiyang-Zunyi-Chongxihe Highway is accessed via the Changba and Shatu township roads and high-graded highway are accessed by Liuguang and Wujiang rivers.  A highway linking Jinsha County to Guiyang that passes by Huajue has been planned and will traverse through the vicinity of the mine.  Upon the completion of this highway, the direct route from Yongsheng Mine to Guiyang will be less than 140 kilometers.

There are two incoming aerial high voltage transmission lines installed to the Yongsheng Mine, one in the east and one in the west.  The two 35kV power circuits for Yongsheng Mine are both supplied from the Gaoping 110/ 35kV substation.  Unpolluted water can be supplied from several sources including the Wujiang River and water discharged from the underground mines.

The coal-bearing formation of Yongsheng Mine is mainly comprised of a set of the clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 131.51~161.83 meters, averaging 147.02 meters.  The rock types include mudstone, argillaceous limestone, fine-grained sandstone, siltstone, silty argillite, argillaceous siltstone, carbonaceous mudstone, claystone and coal.  They are in various colors, such as light gray, gray, dark gray and grayish black.  The hanging wall is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c).  The footwall of coal formations are Limestone of Lower Permian’s Maokou Formation (P2m).

Prior to 1995, only regional level exploration work had been carried out in Jinsha County.  Since 1999, the Guizhou Province Mining Bureau 102 teams carried out a more detailed study of the geology of the potential Jinsha County coal mine including simple coal quality; and exploration program that evaluated the potential northern mining area development for structure, coal quality and mining characteristics.  In 2006, the same team completed the second stage report by undertaking a drilling exploration program.

Yongsheng Mine is located within a system of NNE trending multiple, and strata dip is generally 5-15 degrees.  Although some eight coal seams exist in the area, there is potential to mine only five seams in the mining area due to the thinness of the other three seams.  Two seams, C8 and C12, are minable over the whole licensed area.  One seam, C11, is minable over most of the area. Two seams, C9 and C10, are able to be mined over part of the area.  The coal seams of Yongsheng Mine are described in the following table:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C8	1.80-3.91	2.77
C9	0.20-1.75	0.91
C10	0.29-2.43	0.83
C11	0.30-1.61	1.08
C12	1.25-2.50	1.74

In accordance with applicable PRC laws, we are not permitted to obtain safe production and coal production permits covering Guizhou Yongfu’s mines (see “Government Regulation of Coal Mining Activities”, below) until completion of inspection of the construction/development project. Thereafter, commercial production is expected to commence.

The mining right premium of Guizhou Yongfu was determined by the Guizhou Provincial Department of Land and Resources to be RMB89.54 million (US$13.55 million).  Guizhou Yongfu has paid RMB24 million (US$3.63 million) as of December 31, 2010.  The remaining balance of RMB65.54 million (US$9.92 million) is payable in seven installments over a seven-year period to the Guizhou Provincial Department of Land and Resources, out of which RMB6.00 million (US$0.91 million) is payable in 2011. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2010 was 5.33%.

Guizhou Yongfu has reached lease agreements, crop compensation agreements and relocation agreements relating to 36,597 square meters of land with 73 affected village residents.  Guizhou Yongfu has paid a lump sum of approximately RMB1.06 million (US$0.16 million) compensation in respect of these agreements up to December 31, 2010. Guizhou Yongfu has also paid RMB2.10 million (US$0.32 million), and RMB1.43 million (US$0.22 million) to Jinsha County government in November 2010 and December 2010, respectively, to change the nature of the 85,974 square meters mine area from agriculture land use to industrial use.

Guizhou Yongfu obtained a JORC-compliant independent technical report covering Yongsheng Mine from GPPH and Associates in September 2009.  The following table has been extracted from the report:

Yongsheng Mine	Coal Seam	Recoverable Reserve (in million tonnes)	Sub- total (in million tonnes)	Assigned to Existing Facilities	Coal Type	Btu (in MJ/b)	Sulfur (in %)	Compliance Coal Ratio
Proven	C8	4.5	7.9	Yes	Steam	13.38	0.7	21.43%
	C12	3.4				13.24	2.8	—
Probable	C8	7.3	13.1	Yes	Steam	13.38	0.7	34.76%
	C12	5.8				13.24	2.8	—
Total		21.0	21.0					56.19%

The independent technical report also stated that the status of some of the resources has significant potential to be improved by the increase of borehole density within the mining license area.  If this in-fill exploration program is completed and the results are positive, then the mining plan could be amended to include additional areas not presently covered and this would increase the JORC mining reserves.

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven and probable” reserves.  Had the “proven and probable” reserves of the Yongsheng Mine been determined using procedures and protocols generally recognized in the United States, the proven and probable reserves might be substantially different (higher or lower) from the results of the independent technical report.

Guizhou Yongfu has engaged a geological institute to compile a second stage in-fill exploration program by increasing the borehole density within the mining license area, and a design institute to prepare a revised mining plan.  The total budgeted amount is RMB6.64 million (US$1.00 million) and the total cost incurred till the end of 2010 is RMB6.41 million (US$0.97 million).  The additional in-fill exploration program and the revised mining plan were completed in April 2011.

In March 2011, the Company engaged Behre Dolbear Asia, Inc. (“Behre Dolbear”) to prepare an updated JORC-compliant independent technical report covering Yongsheng Mine.  Behre Dolbear is an affiliate of Behre Dolbear Group Inc., a mineral industry advisory and consulting group, with offices in 11 cities internationally, which specializes in performing mineral industry studies for mining companies, financial institutions and natural resource firms. Behre Dolbear completed its reconnaissance site visit in May 2011 and it is anticipated that Behre Dolbear’s updated JORC-compliant independent technical report will be issued in July 2011.

Management continues to believe that the PRC remains the world’s largest consumer of coal and that prospects in the PRC’s coal market will improve. The current development strategy of Guizhou Yongfu is to complete the construction of its coal mine according to its planned schedule.

Business of Guizhou Dayun (Dayun Mine)

On March 6, 2011, Guizhou Provincial Department of Land and Resources granted Guizhou Dayun a coal mining right (mining right permit number C5200002011031120112455) covering 16.9035 square kilometers located in Huajuexiang, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 600,000 tonnes, which will expire in March 2031, subject to renewal upon expiry.  The geological coordinate of this property is EL 106°25′30″~ 106°27′30″ and NL 27°10′30″~ 27°17′45″.  The name of this lode property is “Dayun Mine”.

Dayun Mine is currently formulating its mine design plan.

Dayun Mine is located approximately 40 kilometers south-east of Jinsha County in Guizhou Province and 90 kilometers north-west of Guiyang, the provincial capital of Guizhou Province.  A 60 kilometers county road leads to Dayun Mine from Jinsha County, which is 80 kilometers from the Nanbai railway station in Zunyi County and is linked to Zunyi City by the 326 National Road.  From Dayun Mine, Guiyang-Zunyi-Chongxihe Highway is accessed via the Changba and Shatu Township Roads and high-graded highway are accessed by Liuguang and Wujiang rivers.  A highway linking Jinsha County to Guiyang that passes by Huajue is planned and will traverse through the vicinity of the mine.  Upon the completion of this highway, the direct route from Dayun Mine to Guiyang will be less than 150 kilometers.

Dayun Mine is located 5 kilometers away from Gaoping 110/ 35kV substation.  As Dayun Mine is yet to commence construction, it has not yet connected to the electricity supply system.  Unpolluted water can be supplied from several sources including the Wujiang River and underground water.

The coal formation of Dayun Mine is the same as that of Yongsheng Mine.

Prior to 2000, several regional explorations had been carried out in Jinsha County.  From 2004 to 2006, the Guizhou Province Mining Bureau 102 team carried out a geological survey of Dayun Mine, and a general exploration program evaluating the potential mining area and simple coal quality.  From November 2007 to January 2008, a co-design, conducted by the same team and Coal Mine Design Institute of Guizhou Province, developed the initial mining plan. In July 2008, the same 102 team carried out an additional drilling exploration and calculated the mine’s indicated and inferred resources.  In October 2008, a second phase mining plan was designed and brought to implementation.

Dayun Mine is located within a system of NNE trending multiple and strata dip is generally 8-13 degrees.  There is the potential to mine four seams out of a total of twelve seams in the licensed area.  The seams M8 and M12 are minable over the whole area, and two seams, M6, and M11, are thick enough to be mined over most of the licensed area.  The coal seams of Dayun Mine are described in the following table:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
M6	0.30-3.34	1.68
M8	1.06-4.96	2.67
M11	0.45-2.86	1.19
M12	0.78-3.57	2.00

The feasibility study of the coal mine has been completed.  The first phase of construction work is expected to be completed in 2013.  The estimated construction cost of the first phase (with an annual production capacity of 600,000 tonnes) is approximately RMB400 million (US$60.54 million).  The construction cost is expected to be funded by internal resources and bank borrowings.

In accordance with applicable PRC laws, we are not permitted obtain safe production and coal production permits covering Dayun Mine (see “Government Regulation of Coal Mining Activities”, below) until completion of inspection of the construction/development project. Thereafter, commercial production is expected to commence.

The mining right premium of Guizhou Dayun was determined by the Guizhou Provincial Department of Land and Resources to be RMB72.99 million (US$11.05 million).  Guizhou Dayun has paid RMB14.69 million (US$2.22 million) through December 31, 2010.  The remaining balance of RMB58.30 million (US$8.82 million) at December 31, 2010 is payable in five installments over a five-year period to the Guizhou Provincial Department of Land and Resources commencing in 2012. This outstanding payable will bear interest at a rate stipulated by the People’s Bank of China from year to year and no interest was incurred in 2010.

Guizhou Dayun is currently in the process of negotiating land lease agreements with the municipal governments, village committee and affected village individuals.

Guizhou Dayun has engaged a geological institute to compile a second stage in-fill exploration program by increasing the borehole density within the mining license area, and a design institute to prepare a revised mining plan.  The total budgeted amount is RMB2.58 million (US$0.39 million). The total cost incurred till the end of 2010 is RMB2.24 million (US$0.34 million). The additional in-fill exploration program and the revised mining plan were completed in April 2011.

In March 2011, the Company engaged Behre Dolbear to prepare a JORC-compliant independent technical report covering Dayun Mine. Behre Dolbear completed its reconnaissance site visit in May 2011 and it is anticipated that Behre Dolbear’s JORC-compliant independent technical report will be issued in July 2011.

The current development strategy of Guizhou Dayun is to formulate the construction plan of its coal mine.

Business of Guizhou Puxin

Following an internal group restructuring completed in June 2010, Guizhou Puxin currently owns a 70% equity interest in Guizhou Yongfu, a 70% equity interest in Baiping Mining, a 99% equity interest in Dayuan Coal, a 99% equity interest in Gouchang Coal, a 99% equity interest in Linjiaao Coal, and a 99% equity interest in Xinsong Coal.

Business of Baiping Mining (Baiping Mine)

On October 10, 2008, Baiping Mining was granted a coal mining right (mining right permit number 5200000820925) to 3.0142 square kilometers located in Gaoping, Jinsha County, Guizhou Province, the PRC, which will expire in August 2014.  The geological coordinate of this property is EL 106°24′06″~ 106°25′21″ and NL 27°15′00″~ 27°16′04″.  The name of this lode property is “Baiping Mine”.  Baiping Mine was under first phase construction for 150,000 tonnes’ coal production capacity in 2010. The first phase construction was completed in December 2010 at a total cost of RMB15.34 million (US$2.32 million).  Baiping Mine is currently under commercial run with an annual production capacity, as stipulated in the mining right permit and the coal production permit, of 150,000 tonnes of anthracite.  Baiping Mine is in the process of applying for a 300,000 tonnes’ mining right permit and it is anticipated that such permit will be issued in March 2012. The second phase construction to accommodate a 300,000 tonnes’ coal production capacity is being planned and has not commenced yet. Baiping Mine intends to apply for the 300,000 tonnes’ coal production permit upon the completion of second phase construction. The second phase construction is designed as an upgraded mine development project on the ventilation declined shaft, water supply system, power system, shaft transportation system, security and surveillance system.  The estimated cost for the second phase construction is approximately RMB35.00 million (US$5.30 million).  The construction cost is expected to be funded by internal resources and bank borrowings.

Baiping Mine is located approximately 50 kilometers south-east of Jinsha County in Guizhou Province and 80 kilometers north-west of Guiyang, the provincial capital of Guizhou Province.  A 50 kilometers county road leads to Baiping Mine from Jinsha County, which is 70 kilometers from the Nanbai railway station in Zunyi County and is linked to Zunyi City by the 326 National Road.  From Baiping Mine, Guiyang-Zunyi-Chongxihe Highway is accessed via the Changba and Shatu Township Roads and high-graded highway are accessed by Liuguang and Wujiang rivers.  A highway linking Jinsha County to Guiyang that passes by Huajue is planned and will traverse through the vicinity of the mine.  Upon the completion of this highway, the direct route from Baiping Mine to Guiyang will be less than 140 kilometers.

The electricity supply of Baiping Mining is mainly provided by Gaoping substation of Jinsha County, with 110/ 35kV of transmission base located in 5 kilometers of Baiping Mine.  Unpolluted water can be supplied from several sources, including water discharged from underground and spring water.

The coal-bearing formation of Baiping Mine mainly consists of a set of the clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 90~10 meters.  The rock types include mudstone, argillaceous siltstone, siltstone, silty argillite, sideritic limestone interbedding, and coal seams.  The rocks are light gray, gray, dark gray and grayish black in color.  The hangingwall of coal formation is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c).  The footwall of coal formation is limestone of Lower Permian’s Maokou Formation (P2m).

In 2003, the Guizhou Province Mining Bureau 102 team carried out a geological survey of the Baiping Mine.  Baiping Mine was built in 2003 with an annual production capacity of 90,000 tonnes, and the capacity was expanded to 150,000 tonnes in 2006.  In November 2009, the Coal Mine Design Institute of Jiangxi Province designed an expansion plan to further increase the annual capacity of Baiping Mine to 300,000 tonnes, and the new declined shafts have been under constructing since then.

Baiping Mine has a total of twelve coal seams in the area. Five seams, C4, C5, C7, C8 and C12, are eligible to be mined over the whole licensed area.  The coal seams of the Baiping Mine are described in the following table:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C4	1.57-2.95	2.08
C5	1.27-1.87	1.62
C7	1.36-2.14	1.77
C8	1.23-2.31	1.75
C12	1.34-3.57	2.33

The mining right premium of Baiping Mining was determined by the Guizhou Provincial Department of Land and Resources to be RMB3.41 million (US$0.52 million).  Baiping Mining has fully paid the outstanding amount as of December 31, 2010. Baiping Mining has also obtained a temporary 10,877 square meters land use right for one year from the Bureau of Land and Resources of Jinsha County.  Baiping Mining has paid approximately RMB108,870 (US$16,478) in respect of this temporary land use right.

Baiping Mining has reached land lease agreements covering 10,180 square meters with affected village committees and village residents.  Baiping Mining has paid approximately RMB0.18 million (US$0.03 million) compensation in respect of these agreements.

Baiping Mining has engaged a geological institute to compile a second stage in-fill exploration program by increasing the borehole density within the mining license area, and a design institute to prepare a revised mining plan.  The total budgeted amount is RMB2.49 million (US$0.38 million).  Through December 31, 2010, RMB2.19 million (US$0.33 million) had been incurred. The additional in-fill exploration program and the revised mining plan were completed in April 2011.

In March 2011, the Company engaged Behre Dolbear to prepare a JORC-compliant independent technical report covering Baiping Mine. Behre Dolbear completed its reconnaissance site visit in May 2011 and it is anticipated that Behre Dolbear’s JORC-compliant independent technical report will be issued in July 2011.

Business of Dayuan Coal (Dayuan Mine)

On February 20, 2009, Dayuan Coal was granted a coal mining right (mining right permit number 5200000920138) to 1.6490 square kilometers located in Xinfang, Nayong County, Guizhou Province, the PRC, which will expire in April 2014.  The geological coordinate of this property is EL 105°07′31″~ 105°08′42″ and NL 26°38′06″~ 26°38′52″.  The name of this lode property is “Dayuan Mine”.  In April 2008, Dayuan Mine was approved to preserve its prior production system and to continue its commercial operation by Guizhou provincial government until December 2010. The annual production capacity of Dayuan Coal as stipulated in the mining right permit is 150,000 tonnes of anthracite. Since July 2009, Dayuan Coal has been constructing a new production system that is designed based on an annual production capacity of 300,000 tonnes, and the construction is estimated to be completed by October 2011.  Dayuan Coal intends to apply for a 150,000 tonnes’ annual coal production permit upon the completion of the construction. Application for a 300,000 tones’ mining right permit has been lodged and it is anticipated that the permit will be issued by August 2011. It is expected that the 300,000 tonnes’ coal production permit annual production capacity will be attained in 2012. This 300,000 tonnes’ construction is a upgraded mine development project on the main declined shaft, ventilation shaft, water supply system, power system, shaft transportation system, security and surveillance system, industrial site, and road improvement.  The project is approximately 47% completed as of December 31, 2010.  The estimated construction cost is approximately RMB60.97 million (US$9.23 million). Through December 31, 2010, RMB24.28 million (US$3.67 million) had been incurred. The construction cost is expected to be funded by internal resources and bank borrowings.

Dayuan Mine is located approximately 22 kilometers west of Nayong County in Guizhou Province and seven kilometers from Yangchang power plant.  A county road leading to 307 provincial road from Dayuan Mine to Guiyang, the provincial capital of Guizhou Province, is about 300 kilometers.

The prior production system used a dual-circuit power supply: one loop from Yangchang substation and the other loop from Xinfang substation, both are 10kV. The new production system uses a single power supply from Xinfang substation with 10kV.  The prior system of Dayuan Mine used spring water from mountain 1.5 kilometers away and underground water.  The new system uses household tap water and river water.

The coal-bearing formation of Dayuan Mine is mainly a set of clastic rock series of Upper Permian’s Longtan Formation (P2l), with an average thickness of 289.51 meters.  The rock types include yellowish brown mudstone, sandy mudstone, and grayish green colored, medium or thick bedded sand layers, siltstone, fine sandstone, and coal seams.  The hangingwall is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c), with a thickness of 20~25 meters, averaging 22 meters.  The footwall is basalt of Upper Permian’s Emeishan Formation.

Prior to 2000, several simple exploration works had been carried out in Dayuan Mine.  In 2002, Guizhou Mengte Resources Exploration Company Limited carried out a geological survey and evaluation of the coal resource in this area.  In 2004, the Survey and Design Institute of Guizhou University re-designed the mining plan of Dayuan Mine.  In 2007, Guizhou Nonferrous Geological Bureau carried out a general survey to evaluate the coal resource of Dayuan Mine.

Dayuan Mine contains 84 coal seams.  Five seams, C5, C6, C11, C28 and C32, are minable over the whole licensed area, and five other seams are minable over most of the area.  The coal seams of the Dayuan Mine are described in the following table:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C5	0.80-8.64	3.46
C6	0.81-1.17	0.97
C11	0.85-1.31	1.09
C28	0.63-1.51	1.08
C32	1.07-1.45	1.25

Dayuan Coal obtained mining rights for the Dayuan Mine for a total consideration of RMB13.38 million (US$2.03 million) prior to the Company’s acquisition of Wealthy Year. This obligation, which amounted to RMB2.49 million (US$0.38 million) at December 31, 2010, is payable by Dayuan Coal to the Guizhou Provincial Department of Land and Resources in 2011. The outstanding payable bears interest at a floating rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2010 was 2.91%.

Dayuan Coal has reached land lease agreements covering 59,985 square meters and relocation agreements with the village committee of Pingdong Village, Xinfang Town, Nayong County and 60 affected village residents.  Dayuan Coal has agreed to pay approximately a total of RMB3.29 million (US$0.50 million) compensation in respect of these agreements.  Dayuan Coal has also obtained a temporary 4,528 square meters land use right for one year from the Bureau of Land and Resources of Nayong County.  Dayuan Coal has paid approximately RMB90,560 (US$13,707) in respect of this temporary land use right.

Dayuan Coal has engaged a geological institute to compile a second stage in-fill exploration program by increasing the borehole density within the mining license area, and a design institute to prepare a revised mining plan.  The total budgeted amount is RMB1.76 million (US$0.27 million).  Through December 31, 2010, RMB957,000 (US$144,846) had been incurred. The additional in-fill exploration program and the revised mining plan were completed in April 2011.

In March 2011, the Company engaged Behre Dolbear to prepare a JORC-compliant independent technical report covering Dayuan Mine. Behre Dolbear completed its reconnaissance site visit in May 2011 and it is anticipated that Behre Dolbear’s JORC-compliant independent technical report will be issued in July 2011.

Business of Gouchang Coal (Gouchang Mine)

On December 8, 2009, Gouchang Coal was granted a coal mining right (mining right permit number C5200002009121120048406) to 1.7198 square kilometers located in Kunzhai, Nayong County, Guizhou Province, the PRC, which will expire in April 2017.  The geological coordinate of this property is EL 105°10′30″~ 105°11′15″ and NL 26°54′15″~ 26°55′00″.  The name of this lode property is “Gouchang Mine”.  The annual production capacity of Gouchang Coal as stipulated in the mining right permit is 90,000 tonnes of anthracite. The first phase of coal mine construction is designed for a 90,000 tonnes’ annual coal production capacity, and the construction cost is estimated at RMB46.31 million (US$7.01 million).  As of December 31, 2010, the first phase of construction had incurred a total cost of RMB40.31 million (US$6.10 million), and was approximately 87% completed.  Gouchang Coal has been conducting a trial production since December 2010, and the 90,000 tonnes’ coal production permit was obtained in April 2011. Gouchang Mine is currently under commercial run at an annual production capacity of 90,000 tonnes. Application for a 300,000 tonne mining right permit has been lodged and it is expected that the 300,000 tonnes’ annual coal production permit will be obtained upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2012. Mine construction to accommodate the increased capacity, which has not yet commenced, will include an upgraded mine development project on the water supply system, power system, shaft transportation system, security & surveillance system.  The estimated construction cost is approximately RMB59.02 million (US$8.93 million).  The construction cost is expected to be funded by internal resources and bank borrowings.

Gouchang Mine is located approximately 24 kilometers northwest of Nayong County in Guizhou Province.  A county road leading to 307 provincial road from Gouchang Mine to Guiyang, the provincial capital of Guizhou Province, is about 300 kilometers.

Gouchang Coal uses the national agricultural dual-circuit power supply: one loop from Nayong Weixin substation and the other from Kunzhai substation, both are 10kV.  Gouchang Mine uses spring water from a nearby mountain

The coal-bearing formation of Gouchang Mine mainly comprises a set of the clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 220～268 meters.  The rock types include claystone, mudstone, fine sandstone, siltstone, and coal seams.  The hangingwall is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c), with a thickness between 35.5 meters and 41 meters, averaging 40 meters.  The footwall is light to dark gray colored, medium or thick bedded massive limestone of Lower Permian’s Maokou Formation (P2m), with a thickness greater than 100 meters.

In 2007, Guizhou Province Mining Bureau carried out a simple geological survey of the Gouchang Mine, and found three minable seams.  In 2009, the Guizhou Province Mining Bureau 102 team carried out a drilling exploration program that evaluated the coal quality and mining characteristics.

Gouchang Mine contains 44 coal seams.  Five seams, M5-1, M5-2, M6-1, M6-2 and M13, are minable over the whole licensed area; and one seam is minable over most of the licensed area.  The coal seams of the Gouchang Mine are described in the following table:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
M5-1	0.82-3.00	2.06
M5-2	0.81-1.87	1.17
M6-1	0.91-2.25	1.73
M6-2	0.44-1.43	0.96
M13	0.98-1.20	1.09

Gouchang Coal obtained mining rights for the Gouchang Mine for a total consideration of RMB11.75 million (US$1.78 million) prior to the Company’s acquisition of Wealthy Year. This obligation, which amounted to RMB3.25 million (US$0.49 million) at December 31, 2010, is payable by Gouchang Coal in two installments over a two-year period to the Guizhou Provincial Department of Land and Resources, of which RMB1.50 million (US$0.23 million) is payable in 2011. The outstanding balance bears floating interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2010 was 3.70%.

Gouchang Coal has reached land lease agreements covering 29,740 square meters with the village committee and 16 affected village residents.  Gouchang Coal has paid RMB0.38 million (US$0.06 million) compensation in respect of these agreements.  Gouchang Coal has also obtained a temporary 10,650 square meters land use right for one year from the Bureau of Land and Resources of Nayong County.  Gouchang Coal has paid approximately RMB53,250 (US$8,060) in respect of this temporary land use right.

Gouchang Coal has engaged a geological institute to compile a second stage in-fill exploration program by increasing the borehole density within the mining license area, and a design institute to prepare a revised mining plan.  The total budgeted amount is RMB2.74 million (US$0.41 million).  Through December 31, 2010, RMB4.14 million (US$0.63 million) had been incurred. The additional in-fill exploration program and the revised mining plan were completed in April 2011.

In March 2011, the Company engaged Behre Dolbear to prepare a JORC-compliant independent technical report covering Gouchang Mine. Behre Dolbear completed its reconnaissance site visit in May 2011 and it is anticipated that Behre Dolbear’s JORC-compliant independent technical report will be issued in July 2011.

Business of Linjiaao Coal (Zhulinzhai Mine)

On April 27, 2011, Linjiaao Coal was granted a coal mining right (mining right permit number C5200002011031120108782) to 1.4104 square kilometers located in Xinhua, Liuzhi Special Zone, Guizhou Province, the PRC, which will expire in July 2018.  The geological coordinate of this property is EL 105°26′28″~ 105°28′17″ and NL 25°21′48″~ 25°23′32″.  The name of this lode property is “Zhulinzhai Mine”.  Zhulinzhai Mine was under operation in 2010. The annual production capacity as stipulated in the mining right permit is 300,000 tonnes, and the construction design of Zhulinzhai Mine is based on an annual production capacity of 300,000 tonnes. This construction consists of an upgraded mine development project on the main declined shaft, auxiliary shaft, ventilation shaft, 1425 windstone gate, main haulage drift, water supply system, double-loop power system, industrial site, and road improvement.  The total construction cost is expected to be approximately RMB62.66 million (US$9.48 million). Through December 31, 2010, RMB47.65 million (US$7.21 million) had been incurred and the project was approximately 76% completed. Construction was completed by April 30, 2011.  It is expected that the 300,000 tonnes’ coal production permit will be obtained by the end of 2011.

The existing first phase mine production system ceased operations in 2009 pending completion of the second phase mine production system.  Linjiaao Coal expects to commence its commercial run upon completion of the second phase construction.

Zhulinzhai Mine is located approximately 30 kilometers northeast of Liuzhi County in Guizhou Province.  A county road leading to 307 provincial road from Zhulinzhai Mine to Guiyang is about 230 kilometers.  Liuzhi Special Zone can also be accessed via Guikun railway to Guiyang, the provincial capital of Guizhou Province.

Linjiaao Coal uses double-circuit power from China Southern power grid, with 35kV transmission base located in 10 kilometers of Xinhua town of Liuzhi Special Zone.  The water supply of Linjiaao Coal is from nearby springs and underground water.

The coal-bearing formation of Zhulinzhai Mine comprises a set of clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 369.21~397.15 meters, and 382.67 in average.  The rock types include gray to dark gray sandy mudstone, siltstone, fine sandstone, with interbeddings of dark gray, gray, or grayish black colored mudstone, claystone, thin-bedded limestone, as well as the grayish black to black carbonaceous mudstone and coal seams.  The hangingwall is 18~48 meters thick clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c).  The footwall is basalt of Upper Permian’s Emeishan Formation, with a thickness over 100 meters.

Prior to 2003, several regional exploration works had been carried out in Xinhua Village, where Zhulinzhai Mine is located.  From November 2003 to October 2004, Guizhou Province Mining Bureau 113 team carried out a geological survey of Xinhua village.  From October 2005 to October 2006, Henda Exploration Company Limited carried out a general exploration of Xinhua village evaluating the coal reserves, and the reserves were approved by Guizhou Provincial Department of Land and Resources.

Zhulinzhai Mine contains 32 seams.  Five seams, C6, C16, C18, C27 and C30 are thick enough to be mined over most of the licensed area.  The coal seams of Zhulinzhai Mine are described in the following table:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C6	3.52-4.54	3.94
C16	1.12-2.15	1.47
C18	1.19-3.19	1.73
C27	0.83-3.20	2.02
C30	0.95-2.19	1.53

Linjiaao Coal obtained mining right for the Linjiaao coal mine for a total consideration of RMB19.88 million (US$3.01 million) prior to the Company’s acquisition of Wealthy Year. This obligation, which amounted to RMB9.60 million (US$1.45 million) at December 31, 2010, is payable by Linjiaao Coal in three equal installments over a three-year period to the Guizhou Provincial Department of Land and Resources, of which RMB3.2 million (US$0.48 million) is payable in 2011. The outstanding balance bears interest at a floating rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2010 was 3.94%.

Linjiaao Coal has reached land lease agreements covering 35,279 square meters with the Tianba village committee and 25 affected village residents.  Linjiaao Coal has paid approximately RMB1.05 million (US$0.16 million) compensation in respect of these agreements. Linjiaao Coal has also obtained a temporary 5,014 square meters land use right for two years from the Bureau of Land and Resources of Liuzhi Special Zone.  Linjiaao Coal has paid approximately RMB75,210 (US$11,383) in respect of this temporary land use right.

Linjiaao Coal has engaged a geological institute to compile a second stage in-fill exploration program by increasing the borehole density within the mining license area, and a design institute to prepare a revised mining plan.  The total budgeted amount is RMB1.10 million (US$0.17 million). Through December 31, 2010, RMB0.80 million (US$0.12 million) had been incurred. The additional in-fill exploration program and the revised mining plan were completed in April 2011.

In March 2011, the Company engaged Behre Dolbear to prepare a JORC-compliant independent technical report covering Zhulinzhai Mine. Behre Dolbear completed its reconnaissance site visit in May 2011 and it is anticipated that Behre Dolbear’s JORC-compliant independent technical report will be issued in July 2011.

Business of Xinsong Coal (Liujiaba Mine)

On September 7, 2009, Xinsong Coal was granted a coal mining right (mining right permit number C5200002009091120036374) to 3.7891 square kilometers located in Xinhua, Liuzhi Special Zone, Guizhou Province, the PRC, which will expire in September 2019.  The geological coordinate of this property is EL 105°29′30″~ 105°30′50″ and NL 26°24′00″~ 26°25′15″.  The name of this lode property is “Liujiaba Mine”.  In January 2009, Xinsong Coal was approved to preserve its prior production system and to continue its commercial operation until December 2010 by the Coal Mining Bureau of Guizhou Province. The annual production capacity of Xinsong Coal as stipulated in the mining right permit is 300,000 tonnes of anthracite.  The construction of Xinsong Coal’s new production system commenced in July 2009, and the construction design of Xinsong Coal is based on an annual production capacity of 300,000 tonnes. It is expected that a 300,000 tonne annual coal production permit will be obtained upon the completion of the coal mine construction, which is expected to be completed by the end of 2011. This construction is an upgraded mine development project on the main declined shaft, auxiliary shaft, ventilation shaft, and road improvement.  The project is approximately 57% completed as of December 31, 2010.  The estimated construction cost is approximately RMB64.63 million (US$9.78 million). Through December 31, 2010, RMB36.71 million (US$5.56 million) had been incurred. The construction cost is expected to be funded by internal resources and bank borrowings.

Liujiaba Mine is located approximately 21 kilometers northeast of Liuzhi Special Zone in Guizhou Province.  A county road leading to 307 provincial road from Liujiaba Mine to Guiyang is about 230 kilometers.  Liuzhi Special Zone can also be accessed via Guikun railway to Guiyang, the provincial capital of Guizhou Province.

Xinsong Coal uses double-circuit power from China Southern power grid, with 35kV transmission base located in 10 kilometers of Xinhua town of Liuzhi Special Zone.  Xinsong Coal uses spring water.

The coal-bearing formation of Liujiaba Mine consists of a set of clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 260~395 meters, and 328 meters in average.  The rock types include mudstone, sandy mudstone, siltstone, fine sandstone, and medium or thick bedded sand layers, siltstone, fine sandstone, and coal seams.  The hanging wall is 40 meters thick clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c).  The footwall is basalt of Upper Permian’s Emeishan Formation, with a thickness over 30 meters.

Prior to 2003, several regional exploration works had been carried out in Xinhua Village, where Liujiaba Mine is located.  From November 2003 to October 2004, the Guizhou Province Mining Bureau 113 team carried out a geological survey of Xinhua Village.  From October 2005 to October 2006, Henda Exploration Company Limited carried out a general exploration of Xinhua Village evaluating the coal reserve.

Liujiaba Mine contains 45 coal seams.  Three seams are thick enough to be mined over most of the licensed area.  The coal seams of Liujiaba Mine are described in the following table:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
M27	0.85-6.28	4.57
M28	0.80-5.91	3.34
M30	1.01-6.48	4.63

Xinsong Coal obtained mining right for Xinsong coal mine for a total consideration of RMB25.98 million (US$3.93 million) prior to the Company’s acquisition of Wealthy Year. This obligation, which amounted to RMB12.98 million (US$1.96 million) at December 31, 2010, is payable by Xinsong Coal in two installments over a two-year period to the Guizhou Provincial Department of Land and Resources, of which RMB6.00 million (US$0.91 million) is payable in 2011. The outstanding balance bears interest at a floating rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2010 was 4.23%.

Xinsong Coal has reached land lease agreements covering 47,017 square meters with the Tianba Village committee and 19 affected village residents.  Xinsong Coal has paid RMB1.51 million (US$0.23 million) compensation in respect of these agreements. Xinsong Coal has also obtained a temporary 2,369 square meters land use right for two years from the Bureau of Land and Resources of Liuzhi Special Zone.  Xinsong Coal has paid approximately RMB35,535 (US$5,378) in respect of this temporary land use right.

Xinsong Coal has engaged a geological institute to compile a second stage in-fill exploration program by increasing the borehole density within the mining license area, and a design institute to prepare a revised mining plan.  The total budgeted amount is RMB2.49 million (US$0.38 million). Through December 31, 2010, RMB2.99 million (US$0.45 million) has been incurred. The additional in-fill exploration program and the revised mining plan were completed in April 2011.

In March 2011, the Company engaged Behre Dolbear to prepare a JORC-compliant independent technical report covering Liujiaba Mine. Behre Dolbear completed its reconnaissance site visit in May 2011 and it is anticipated that Behre Dolbear’s JORC-compliant independent technical report will be issued in July 2011.

Customers and Competition

Guizhou Province ranks fifth in terms of coal resources in China and is the largest coal producing province in southern China. Unlike northern China, where there are many large size coal miners, many small to medium size coal mines and coal washing plants are scattered in Guizhou Province. Guizhou Province is also the primary power exporting province in South-west China.

We plan to sell our raw coal to coal traders, coal washing plants and coal-fired power plants in Guizhou Province. However, unlike block coal, all of the pulverized coal produced during the coal construction process must be sold to coal-fired power plants as thermal coal.

The price of coal is now determined primarily by market conditions. However, temporary guidelines may be issued to limit price increases if the price of thermal coal increases significantly or is likely to increase significantly, according to the Price Law of the PRC.

Government Regulation of Coal Mining Activities

China’s coal industry is subject to extensive regulation by the PRC government, including State, provincial and county-level authorities. These regulations govern a wide range of areas, including, but not limited to, investments, exploration, production, mining rights, distribution, trading, transportation and exports related to coal, and investments, generation, pricing, dispatch and tariffs related to power. In addition, coal operations are subject to fees and taxes, as well as safety and environmental protection laws and regulations.

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

Pursuant to the “Provisional Regulation of Resources Tax” and the “Rules Administering Levy of Mine Resource Compensation Fees”, resources taxes and resources compensation fees are levied on the coal industry. Since 2004, the Ministry of Finance and the State Administration of Taxation have issued a series of notices on coal resources taxation adjustments. The coal resources tax rates of Guizhou Province have been increased, and the current provincial government guided-rate for resources tax and resources compensation fee is RMB2.5 (US$0.38) per tonne and RMB3.6 (US$0.54) per tonne, respectively. However, county-level governments may levy at rates higher than provincial government guided-rates. The resources tax and resources compensation fee is levied at RMB8 (US$1.21) per tonne and RMB6 (US$0.91) per tonne respectively, in Liuzhi Special Zone, where Linjiaao Coal and Xinsong Coal are located.

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

Mining rights are granted by the State permitting recipients to conduct mining activities in a specific mining area during the license period. Although management believes that the Company will be able to renew its licenses upon expiry, there can be no assurance that such will occur or that the coal mines will be able to exploit the entire coal resources of its mine during its license period. If management is unable to renew mining rights upon expiry or if the Company cannot effectively utilize the resources within a license period, the operation and performance of our coal mines may be adversely affected.

A mining rights permit entitles the holder to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Holders are required to submit a mining proposal and feasibility studies to the relevant authority. As required by applicable PRC laws in respect of undeveloped coal mines, coal mine operators are required to conduct trial production and subsequently obtain regulatory certifications to commence commercial production. In order to commence commercial production, a coal mine must obtain permits including (a) a mining right permit; (b) a safe production permit; and (c) a coal production permit. To date, all seven of the Company’s mines have obtained their respective mining right permits. Baiping Mine and Gouchang Coal have also obtained safe production and coal production permits and Management believes that the remaining five coal mines will receive their safe production and coal production permits following completion of mine construction.

The PRC government places significant regulatory requirements on coal mines with respect to employee safety.  We regard occupational health and safety as one of our most important responsibilities and have implemented a number of measures to ensure compliance with stringent PRC regulatory requirements.

From 2006 to 2010, the employee fatality rate for the coal mines was 14.741, nil, 8.189, 10.687 and 23.571 persons per million tonnes of raw coal production, respectively.  This was higher than the average rate for coal mines in China, which was 2.041, 1.485, 1.182, 0.892 and 0.749 persons per million tonnes, respectively, during the same periods, according to statistics published by State Administration of Work Safety, the PRC.  We believe that the higher-than-average fatality rate was caused by the low production volume of those coal mines; the lack of safety awareness of the previous mine owners prior to our acquisition of Wealth Year; and the lag time required to upgrade our safety facilities.  From 2006 to 2010, there were nil, one, one, two and seven employee injuries respectively for the coal mines.  There are no published national statistics on employee injury rates.

Each of our operating coal mines has a safety management team that performs monthly safety inspections, or more frequently as deemed necessary.  We have compiled an internal safety management manual for mine operations and adopted detailed safety procedures that meet State Coal Mine Safety Guidelines.

With an aim towards preventing accidents, we conduct regular training sessions for our employees to improve their safety awareness and knowledge. We are committed to further reducing our fatality rates and maintaining high safety standards at our production facilities.  Subsequent to our acquisition of Wealth Year, in order to ensure employee safety and avoid accidents, we upgraded and/ or are upgrading our facilities, including, but not limited to, installing double ventilation shafts and dual power supplies, sewage treatment systems, use of steel support instead of timber support and gas drainage systems.  We also provide various healthcare benefits to our full-time employees in accordance with applicable laws and regulations.

BUSINESS SEGMENT IV – Corporate Activities

Feishang Management

Feishang Management was incorporated in the PRC on October 6, 2008. It is a wholly owned subsidiary of Yunnan Mining and is engaged in the provision of management and consulting services to the other companies in the group.

FMH Services

FMH Services is a Florida company incorporated in November 2007 in connection with a proposed transaction that was not consummated. FMH Services, which is wholly owned by CHNR, is currently dormant.

Sunwide

Sunwide was incorporated in the British Virgin Islands on January 22, 2001. Sunwide is a wholly owned subsidiary of CHNR and is currently dormant.

Silver Moon

Silver Moon is a British Virgin Islands company incorporated on March 24, 2000. Silver Moon, which is 80%-owned by CHNR, is not currently engaged in active business operations.

C.

Organizational Structure

China Natural Resources is a holding company owning the following subsidiaries, with the interests indicated (as of June 22, 2011):

CHNR (BVI)

100%	100%	80%	100%			100%	100%	100%	100%
FMH Services (Florida, US)	Feishang Mining (BVI)	Silver Moon (BVI)	Wealthy Year (BVI)			China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)

	100%		100%			100%		100%	100%
	Wuhu Feishang (PRC)		Smartact (HK)			Yangpu Lianzhong (PRC)		Feishang Yongfu (HK)	Feishang Dayun (HK)

	100%		100%					100%	100%
	Yunnan Mining (PRC)		Guizhou Fuyuantong (PRC)					Yangpu Shuanghu (PRC)	Yangpu Dashi (PRC)

	100%		100%						100%
	Feishang Management (PRC)		Guizhou Puxin (PRC)						Guizhou Dayun (PRC)

				99%	Linjiaao Coal (PRC)

				99%	Gouchang Coal (PRC)

				99%	Xinsong Coal (PRC)

				99%	Dayuan Coal (PRC)

				70%	Baiping Mining (PRC)

				70%	Guizhou Yongfu (PRC)

				100%	Bijie Feishang (PRC)

Please refer to Item 4.B. above and Exhibit 8 for the description of the Company’s subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Wuhu of Anhui Province, Liuzhi Special Zone, Nayong County, Jinsha County of Guizhou Province, and Shenzhen of Guangdong Province in the PRC.

On July 1, 2008, the Company and Anka Consultants Limited entered into a new license agreement to replace the office sharing agreement in respect of the Company’s new head office in Hong Kong. The agreement was renewed on July 1, 2010. The total area of the office is approximately 368 square meters in which the Company shares 238 square meters. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka Consultants Limited. For the years ended December 31, 2008, 2009 and 2010, the Company paid its share of rental expenses to Anka Consultants Limited amounting to RMB625,000 (US$95,000), RMB1,088,000 (US$165,000), and RMB982,000 (US$149,000) respectively.

The offices, mining sites and other processing facilities of Wuhu Feishang are all located in Wuhu City, Anhui Province in the PRC. Wuhu Feishang’s office premises, processing facilities and warehouses cover a total gross area of approximately 26,000 square meters. As is typical in the PRC, the PRC government owns all of the land on which the improvements and mines are situated. Wuhu Feishang assumed the rights to use the land and its leasehold properties when it acquired the entire business of Anhui Fanchang, Wuhu Feishang’s predecessor.

The office of Guizhou Puxin is located in Guiyang City, Guizhou Province, in the PRC. Guizhou Puxin’s office premise covers a total gross area of 1,063.44 square meters. Guizhou Puxin also rents two warehouses for its coal trading business. One of the warehouses covering a total gross area of 1,500 square meters is located in Pingba County, Guizhou Province, in the PRC. The other warehouse with a total gross area of 5,210 square meters is located in Liuzhi Special Zone, Guizhou Province, in the PRC.

The offices of Guizhou Yongfu and Guizhou Dayun are located in Jinsha County and their mining sites are located in Huajuexiang, Jinsha County, Guizhou Province in the PRC. Guizhou Yongfu’s office premises, processing facilities and warehouses cover a total gross area approximately 1,915 square meters. Guizhou Dayun’s office premises cover a total gross area of approximately 134 square meters.

The office and mining site of Baiping Mining are located in Gaoping, Jinsha County, Guizhou Province in the PRC. Baiping Mining’s office premises, processing facilities and warehouses cover a total gross area of 10,887 square meters.

The office and mining site of Dayuan Coal are located in Xinfang, Nayong County, Guizhou Province in the PRC. Dayuan Coal’s office premises, processing facilities and warehouses cover a total gross area of 4,528 square meters.

The office and mining site of Gouchang Coal are located in Kunzhai, Nayong County, Guizhou Province in the PRC. Gouchang Coal’s office premises, processing facilities and warehouses cover a total gross area of 10,650 square meters.

The office and mining site of Linjiaao Coal are located in Xinhua, Liuzhi Special Zone, Guizhou Province in the PRC. Linjiaao Coal’s office premises, processing facilities and warehouses cover a total gross area of 5,014 square meters.

The office and mining site of Xinsong Coal are located in Xinhua, Liuzhi Special Zone, Guizhou Province in the PRC. Xinsong Coal’s office premises, processing facilities and warehouses cover a total gross area of 2,369 square meters.

For the years ended December 31, 2008, 2009, and 2010, the Company incurred capital expenditures (excluding fee for renewal of mining rights) of RMB4,671,000 (US$707,000), RMB32,445,000 (US$4,911,000), and RMB258,903,000 (US$39,186,000) respectively.

Please refer to Item 4.B. for the details of the property, plants and equipment used by each of the mine and Item 5.D. for the Company’s material commitments for capital expenditures.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

No disclosure is required in response to this Item.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of Company management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3D of this report under the heading, "Risk Factors." With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes its assumptions or bases are reasonable and have formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2008, 2009 and 2010 included elsewhere herein.

A.

Operating Results

Sales and Gross Profit

Revenue for sales of all products is recognized when title passes to the customer in accordance with the relevant sales agreement, generally upon product acceptance by the customer.

2010 vs 2009

The Company’s total sales for the year ended December 31, 2010 decreased by RMB6.94 million (US$1.05 million), or 6.44% to RMB100.81 million (US$15.26 million) from RMB107.75 million (US$16.31 million) for the year ended December 31, 2009. The drop was mainly due to the cessation of copper sales business by Yangpu Lianzhong amounting to RMB63.03 million (US$9.54 million), which is partially offset by (i) the RMB9.68 million (US$1.47 million) increase of zinc concentrates sales by the metal segment; and (ii) the inclusion of RMB46.13 million (US$6.98 million) of anthracite sales since March 2010 contributed by the newly acquired Wealthy Year component of the coal segment.

Sales generated from our metal segment’s operation were mainly derived from sales of zinc concentrates, iron concentrates and micaceous iron oxide-grey. Sales of zinc concentrates increased by RMB9.68 million (US$1.47 million), or 197.84%, from RMB4.90 million (US$0.74 million) in 2009 to RMB14.58 million (US$2.21 million) in 2010. The increase was primarily attributable to the increase in both our zinc sales volume and a rise in the average zinc selling price in 2010. In 2010, we sold 1,408 tonnes of zinc concentrates, representing an increase of 668 tonnes, or 90.27%, from 740 tonnes in 2009. The increase was primarily due to an increase in zinc ore grade from 0.73% in 2009 to 1.65% in 2010. This was caused by variations in the zinc content and ore grades of the Yangchong Mine at different underground levels and locations in the mining area. In addition, the selling price of zinc in 2010 increased by RMB3,742 (US$566) per tonne, or 56.56%, from RMB6,616 (US$1,001) in 2009 to RMB10,358 (US$1,568) in 2010.

Sales of iron concentrates dropped by RMB1.39 million (US$0.21 million), or 3.64%, from RMB38.08 million (US$5.76 million) in 2009 to RMB36.69 million (US$5.55 million) in 2010. The decrease was mainly caused by a drop in sales volume in 2010, partly offset by a rise in the selling price of iron concentrates. The sales volume of iron decreased by 23,737 tonnes from 58,779 tonnes in 2009 to 35,042 tonnes in 2010. The decreased was mainly due to the closure of Zaoyuan Mine in October 2009. The average selling price of iron is RMB1,047 (US$158) per tonne in 2010, representing an increase of RMB399 (US$60), or 61.57%, from RMB648 (US$98) in 2009.

Sales of micaceous iron oxide-grey increased by RMB0.46 million (US$0.07 million), or 30.68%, from RMB1.5 million (US$0.23 million) in 2009 to RMB1.96 million (US$0.30 million) in 2010. The increase was due to an increase in sales volume of micaceous iron oxide-grey, partly offset by a slight decrease in the average selling price of micaceous iron oxide-grey in 2010. We sold 1,007 tonnes of micaceous iron oxide-grey in 2010, representing an increase of 263 tonnes, or 35.35% from 744 tonnes in 2009. However, the average selling price of micaceous iron oxide-grey dropped by RMB68 (US$10) per tonne, or 3.37%, from RMB2,017 (US$305) in 2009 to RMB1,949 (US$295) in 2010.

The Company’s gross profit for the year ended December 31, 2010 increased to RMB41.98 million (US$6.35 million) with a gross profit margin of 41.64%, compared to RMB12.11million (US$1.83 million) with a gross profit margin of 11.24% for the year ended December 31, 2009. Gross profit increased approximately RMB29.87 million (US$4.52 million), or 246.55%, primarily due to (i) a surge in zinc and iron selling prices of approximately 56.56% and 61.57%, respectively, compared to the prior year in the metal segment; and (ii) the additional sales of anthracite by our coal segment in 2010.

The gross profit or gross margin on sales of zinc for the year ended December 31, 2010 was RMB7.59 million (US$1.15 million) or 52.08% respectively, compared to RMB0.3 million (US$0.05 million) or 6.02% for the same period in 2009. The increase in gross profit was mainly caused by the higher selling price of zinc concentrates and the increase in zinc volume sold.

The gross profit or gross profit margin on sales of iron for the year ended December 31, 2010 was RMB18.76 million (US$2.84 million), or approximately 51.12% respectively, compared to RMB10.74 million (US$1.63 million), or 28.20% for the same period in 2009. The increase in gross profit was primarily caused by a higher selling price of iron, partly offset by the decrease in iron volume sold.

Wuhu Feishang recorded a gross loss of RMB0.28 million (US$0.04 million) on sales of micaceous iron oxide-grey for the year ended December 31, 2010, as compared to a gross profit of RMB0.21 million (US$0.03 million) for the same period in 2009. The gross loss was mainly due to an increase in the price of raw materials purchased, together with a slight drop in the selling price of micaceous iron oxide-grey.

The gross profit or gross profit margin on sales of anthracite in our coal segment for the period ended from March 18 to December 31, 2010 was RMB15.38 million (US$2.33 million) or approximately 33.34%.

2009 vs 2008

The Company’s total sales for the year ended December 31, 2009 increased by RMB6.83 million (US$1.03 million), or 6.77% to RMB107.75 million (US$16.31 million) from RMB100.92 million (US$15.27 million) for the year ended December 31 2008. The increase was mainly attributable to the increase of copper sales business of Yangpu Lianzhong by RMB36.82 million (US$5.57 million), which is partially set off by the drop in sales of our metal segment.

Sales generated from our metal segment’s operation were derived from sales of zinc concentrates, iron concentrates and micaceous iron oxide-grey. Sales of zinc concentrates decreased by RMB2.41 million (US$0.36 million), or 32.97%, from RMB7.31 million (US$1.11 million) in 2008 to RMB4.90 million (US$0.74 million) in 2009. The drop was primarily due to the decrease in our zinc sales volume, combined with a slump in the average selling price of zinc in 2009. In 2009, we sold 740 tonnes of zinc, representing a decrease of 167 tonnes, or 18.41%, from 907 tonnes in 2008. The decrease was primarily due to a drop in zinc ore grade from 1.03% in 2008 to 0.73% in 2009. This was caused by variations in the zinc content and ore grades of the Yangchong Mine at different underground levels and locations in the mining area. In addition, the selling price of zinc in 2009 decreased by RMB1,441 (US$218) per tonne, or 17.88%, from RMB8,057 (US$1,219) in 2008 to RMB6,616 (US$1,001) in 2009, thereby contributing to the decrease.

Sales of iron concentrates decreased by RMB25.31 million (US$3.83 million), or 39.92%, from RMB63.39 million (US$9.59 million) in 2008 to RMB38.08 million (US$5.76 million) in 2009. The drop was mainly caused by a decrease in the average selling price of iron in 2009. The average selling price of iron is RMB648 (US$98) per tonne in 2009, representing a decrease of RMB528 (US$80), or 9.08%, from RMB1,176 (US$178) in 2008. The sales volume of iron increased by 4,891 tonne from 53,888 ton in 2008 to 58,779 ton in 2009 offset partially the impact of iron price drop.

Sales of micaceous iron oxide-grey decreased by RMB0.87 million (US$0.13 million), or 36.69%, from RMB2.37 million (US$0.36 million) in 2008 to RMB1.5 million (US$0.23 million) in 2009. The drop was due to a decrease in sales volume of micaceous iron oxide-grey, combined with a slump in the average selling price of micaceous iron oxide-grey in 2009. We sold 744 tonnes of micaceous iron oxide-grey in 2009, representing a decrease of 355 tonnes, or 32.27% from 1,099 tonnes in 2008. The average selling price of micaceous iron oxide-grey decreased by RMB141 (US$21) per tonne, or 6.53%, from RMB2,157 (US$326) in 2008 to RMB2,017 (US$3,05) in 2009.

Sales generated by Yangpu Lianzhong consisted of blister copper sold to Wuhu Hengchang, a related party.  Sales of blister copper increased by RMB36.82 million (US$5.57 million), or 140.46%, from RMB26.21 million (US$3.97 million) in 2008 to RMB63.03 million (US$9.54 million) in 2009. The increase was contributed to by the increase of sales volume of blister copper, which was partly offset by a drop in the selling price of blister copper.  In 2009, we sold 1,669 tonnes of blister copper, representing an increase of 1,093 tonnes, or 189.77%, from 576 tonnes in 2008.  The selling price of blister copper in 2009 dropped by RMB7,741 (US$1,172) per tonne, or 17.01%, from RMB45,497 (US$6,886) in November 2008 to RMB37,756 (US$5,715) in August 2009.

The Company’s gross profit for the year ended December 31, 2009 decreased to RMB12.11 million (US$1.83 million) with a gross profit margin of 11.24%, compared to RMB40.51 million (US$6.13 million) with a gross profit margin of 40.14% for the year ended December 31, 2008. Gross profit dropped approximately RMB28.40 million (US$4.30 million), or 70.11%, primarily due to a slump in zinc and iron selling prices of approximately 17.88% and 44.92%, respectively, compared to the prior year.

The gross profit on sales of zinc for the year ended December 31, 2009 was RMB0.30 million (US$0.05 million), approximately 6.02% of metal segment’s zinc sales, compared to RMB1.57 million (US$0.24 million), or 21.53% of metal segment’s zinc sales for the same period in 2008. The decrease in gross profit was mainly caused by the lower selling price of zinc and the drop in zinc volume sold.

The gross profit on sales of iron for the year ended December 31, 2009 was RMB10.74 million (US$1.63 million), or approximately 28.20% of metal segment’s iron sales, compared to RMB38.23 million (US$5.79 million), or 60.30% of metal segment’s iron sales for the same period in 2008. The decrease in gross profit was primarily caused by a lower selling price of iron, partly offset by the increase in iron volume sold.

Our metal segment recorded a gross profit of RMB0.21 million (US$0.03 million) on sales of micaceous iron oxide-grey for the year ended December 31, 2009, as compared to a gross loss of RMB0.37 million (US$0.06 million) for the same period in 2008. The increase in gross profit was mainly contributed by a drop in the cost of raw materials purchased, in spite of a moderate drop in the selling price of micaceous iron oxide-grey.

Yangpu Lianzhong recorded a gross profit of RMB1.14 million (US$0.17 million) on sales of copper for the year ended December 31, 2009, as compared to a gross profit of RMB0.76 million (US$0.12 million) for the same period in 2008. The increase was mainly contributed by an increase of sales volume of copper.

Administrative Expenses

Administrative expenses mainly comprised of salaries and staff welfare expenses, contribution to retirement fund, utilities, depreciation expenses, impairment of exploration right, legal and professional fees, travel and entertainment expenses and office expenses.

2010 vs 2009

Administrative expenses in 2010 increased by RMB34.82 million (US$5.27 million), or 60.80% to RMB92.09 million (US$13.94 million) from RMB57.27 million (US$8.67 million) in 2009. The increase in 2010 was mainly due to (i) the inclusion of administrative expenses for Wealthy Year, the newly acquired subsidiary, amounting to RMB30.73 million (US$4.65 million); and (ii) the increase in audit and accounting fees by RMB5.61 million (US$0.85 million).

2009 vs 2008

Administrative expenses in 2009 increased by RMB8.86 million (US$1.34 million) or 18.31% to RMB57.27 million (US$8.67 million) from RMB48.41 million (US$7.33 million) in 2008. The increase in 2009 was mainly due to the inclusion of administrative expenses for the newly acquired subsidiaries, Newhold and Pineboom, in the amount of approximately RMB10.99 million (US$1.66 million), which was partly offset by the decrease of RMB1.38 million (US$0.21 million) in Wuhu Feishang.

Finance Cost

2010 vs 2009

Finance cost increased to RMB6.01 million (US$0.91 million) in 2010, from RMB11,000 (US$1,665) in 2009. This increase was mainly caused by the interest of RMB4.68 million (US$0.71 million) incurred on new bank loans; the interest of RMB0.93 million (US$0.14 million) on payable for mining rights; and accretion expenses of RMB0.23 million (US$0.03 million).

2009 vs 2008

Finance cost slightly increased to RMB11,000 (US$1,665) in 2009, from RMB8,000 (US$1,211 million) in 2008. The finance cost in 2009 and 2008 consisted of bank charges incurred.

Gain on Disposal of Unconsolidated Investees

2010 vs 2009

Gain on disposal of unconsolidated investees of RMB30.57 million (US$4.63 million) in 2010 was attributable to a RMB7.27 million (US$1.10 million) gain from the disposal of a 45% equity interest in Guangdong Longchuan in January 2010, and RMB23.30 million (US$3.53 million) from the disposal of a 48% equity interest in Hainan Nonferrous Metal in December 2010.

Gain from Bargain Purchase of a Subsidiary

2010 vs 2009

Gain from bargain purchase of a subsidiary of RMB624.15 million (US$94.47 million) in 2010 was derived from the acquisition of Guizhou Puxin and its subsidiaries other than Guizhou Yongfu and Bijie Feishang in March 2010. The difference between the fair value recognized by the Shareholder of RMB774.15 million (US$117.17 million) and the purchase price paid to unrelated third parties by the Shareholder of RMB150 million (US$22.70 million) was recognized as gain from bargain purchase of a subsidiary in 2010.

Other Expense

2010 vs 2009

Other expense for the year ended December 31, 2010 increased by RMB1.63 million (US$0.25 million) to RMB1.87 million (US$0.28 million) from RMB0.24 million (US$0.04 million) for the year ended December 31, 2009. The increase was primarily attributable to a donation to the local village amounting to RMB0.91 million (US$ 0.14 million).

2009 vs 2008

Other expense for the year ended December 31, 2009 decreased by RMB2.75 million (US$0.42 million) to RMB0.24 million (US$0.04 million) from RMB2.99 million (US$0.45 million) for the year ended December 31, 2008. The decrease was primarily attributable to a decrease of foreign currency retranslation loss amounting to RMB2.74 million (US$0.41 million) generated by Yangpu Lianzhong.

Discontinued Operations

Discontinued operations for the year ended December 31, 2009 and 2008 arose from the disposal of 60% and 40% Mark Faith, respectively.

2010 vs 2009

No discontinued operation was recorded for the year ended December 31, 2010.

2009 vs 2008

The sales for the nine months ended September 29, 2009 decreased by RMB330.13 million (US$49.97 million), or 44.30% to RMB415.04 million (US$62.82 million) from RMB745.17 million (US$112.78 million), as compared to that for the ten months ended December 31, 2008. The decrease was mainly attributable to the decrease in our copper sales volume, combined with a slump in the average selling price of copper. In the nine months ended September 29, 2009, we sold 11,597 tonnes of copper, representing a decrease of 1,723 tonnes, or 12.94%, from 13,320 tonnes in the ten months ended December 31, 2008. The selling price of copper decreased by RMB13,749 (US$2,081), or 31.16%, from RMB44,123 (US$6,678) in the ten months ended December 31, 2008 to RMB30,374 (US$4,597) in the nine months ended September 29, 2009.

Net income decreased by RMB35.50 million (US$5.37 million) from a profit of RMB24.56 million (US$3.72 million) for the ten months ended December 31, 2008 to a net loss of RMB10.94 million (US$1.66 million) for the nine months ended September 29, 2009. The decrease was mainly due to (a) the decrease of gain on derivative assets amounting to RMB48.40 million (US$7.33 million); (b) the decrease of copper processing income amounting to RMB13.19 million (US$2.00 million) to a loss of 1.93 million (US$0.29 million) for the nine months ended September 29, 2009 from income of 11.26 million (US$1.70 million) for the ten months ended December 31, 2008; (c) the increase of bank loan interest amounting to RMB3.68 million (US$0.56 million); and (d) the increase of foreign currency transaction loss amounting to RMB0.88 million (US$0.13 million), partly offset by the write down and written back of inventory provision amounting to RMB32.60 million (US$4.93 million).

In addition, we recorded RMB123.13 million (US$18.64 million) gain on the disposition of the discontinued Mark Faith business in 2009, an increase of RMB44.25 million (US$6.70 million) over 2008.

Income Taxes

Management believes that the Company is not subject to taxes in the United States.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies since January 1, 2008, except certain subsidiaries with coal activities in Guizhou Province. These subsidiaries are currently paying income tax at a rate of RMB9.50 to RMB26.61 (US$1.44 to US$4.03) per tonne of sales, or 7.5% per tonne of sales, as required by the respective local tax bureaus.

Net Income Attributable to CHNR Shareholders

2010 vs 2009

As a result of the foregoing, net income attributable to CHNR shareholders increased by RMB520.26 million (US$78.74 million) from RMB54.14 million (US$8.19 million) for the year ended December 31, 2009 to RMB574.40 million (US$86.94 million) for the year ended December 31, 2010. The increase was mainly attributable to (a) the RMB29.87 million (US$4.52 million) increase in gross profits; (b) the net income amounting to RMB624.15 million (US$ 94.47 million) arising from the bargain purchase gain relating to Guizhou Puxin’s acquisition ; and (c) the net income amounting to RMB30.57 million (US$4.63 million) on the disposal of a 45% equity interest in Guangdong Longchuan and a 48% interest in Hainan Non-ferrous Metal, partly offset by (a) the increase in administrative expense by RMB34.82 million (US$5.27 million); (b) the absence of income from discontinued operation amounting to RMB112.20 million (US$16.98 million) arising from the discontinued Mark Faith business in 2010; (c) the increase in finance cost by RMB6.00 million (US$0.91 million); and (d) the increase in income tax by RMB9.79 million (US$1.48 million).

2009 vs 2008

As a result of the foregoing, net income attributable to CHNR shareholders decreased by RMB24.58 million (US$3.72 million) from RMB78.72 million (US$11.91 million) for the year ended December 31, 2008 to RMB54.14 million (US$8.19 million) for the year ended December 31, 2009. The decrease was mainly attributable to (a) the RMB28.40 million (US$4.30 million) decrease in gross profits; (b) the operating loss of RMB7.71 million (US$1.17 million) and RMB9.17 million (US$1.39 million) incurred by the two newly acquired subsidiaries, namely, Newhold and Pineboom; (c) the increase of loss amounting to RMB35.50 million (US$5.37 million) arising from the discontinued Mark Faith business, partly offset by (i) the increase of loss shared by the non-controlling interests of RMB7.66 million (US$1.16 million) and (ii) the RMB44.25 million (US$6.70 million) increase in the gain on the disposition of discontinued Mark Faith business.

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

Property and equipment

Exploration rights are capitalized and amortized over the term of the license granted to the Company by the authorities.

Buildings and mine development, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortization and any impairment losses. The Company has determined that its mining rights meet the definition of mineral rights and are tangible assets, and they have therefore been classified as property and equipment. The costs of mining rights are initially capitalized as tangible assets when purchased. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalized and are amortized upon productions based on actual units of production over the estimated reserves of the mines. For mining rights in which proven and probable reserves have not yet been established, the Company assesses the carrying value for impairment at the end of each reporting period. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past.

Mining related buildings & mine development and mining related machinery & equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which probable reserves have been established are depreciated upon production based on actual units of production over the estimated reserves of the mines.

Reserve estimates are reviewed when information becomes available that indicates a reserve change is needed, or at a minimum once a year. Any material effect from changes in estimates is considered in the period the change occurs.

Depreciation is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset. Estimated useful lives are as follows:

Non-mining related buildings and mine development	15 - 35 years
Non-mining related machinery and equipment	5 - 15 years
Motor vehicles	5 - 8 years

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognized in other income.

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives or units of production of those assets. Construction costs are capitalized as incurred. Interest is capitalized as incurred during the construction period.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC sub-topic 740-10 (“ASC 740-10”), Income Taxes: Overall. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss carry forwards and credits, using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in the consolidated statements of operations in the period that includes the enactment date.

The Company accounts for uncertainty in income taxes in accordance with ASC 740-10. Interests and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expenses is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized from the accounting for uncertainty in income taxes is classified in the financial statements as interest expenses, while penalties recognized from the accounting for uncertainty in income taxes are classified in the financial statements as other expenses.

The Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail, which is defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured, using a probability weighted approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretation of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s financial statements. Additionally, in future periods, change in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the change occurs.

Asset retirement obligations

The Company accrues for asset retirement obligations using the accounting treatment prescribed by the ASC sub-topic 410-20 (“ASC 410-20”), Asset Retirement and Environmental Obligations. This statement requires the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the property and equipment. Depreciation of the capitalized asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance cost in the consolidated statements of operations. Asset retirement obligations primarily relate to the closure of mines, which includes dismantlement of mining related structure and the reclamation of land upon exhaustion of coal and metal reserves. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash, proceeds from sales of securities, short-term/ long-term bank loans and non-interest bearing loans from the Shareholder.

Total debt consists of the following:

	December 31,
	2009	2010
	RMB’000	RMB’000
Bank Loans
Guizhou Yongfu RMB200 million long-term loan	100,000	118,742
Guizhou Yongfu RMB50 million long-term loan	—	50,000
Guizhou Puxin RMB10 million short-term loan	—	10,000
Guizhou Puxin RMB20 million short-term loan	—	20,000
Guizhou Puxin RMB150 million long-term loan	—	150,000
Guizhou Puxin RMB70 million short-term loan	—	70,000
Mining right payables
Guizhou Yongfu	71,538	65,538
Guizhou Dayun	—	58,300
Baiping Mining	1,300	—
Dayuan Coal	4,984	2,492
Gouchang Coal	4,752	3,252
Linjiaao Coal	12,800	9,600
Xinsong Coal	18,976	12,976
Non-interest bearing loans from the Shareholder	54,039	404,093
Total	268,389	974,993

On February 2, 2009, Guizhou Yongfu, an indirect 70%-owned subsidiary of the Company, entered into a bank financing agreement to fund construction and development of the Yongsheng Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, in the PRC. Guizhou Yongfu owns the mining rights to the Yongsheng Mine. The RMB200 million (US$30.27 million) long-term loan is being provided by the Chongqing Branch of China Minsheng Banking Corp. Ltd. The loan is to be paid in annual installments of principal commencing in 2013 and terminating in 2017. Repayment of the loans is expected to be financed by the operating cash flow of Guizhou Yongfu and other forms of bank borrowings/ equity financing. The loan bears interest, payable quarterly, at a floating rate equal to 30% above the over-5-year base lending rate stipulated by The People’s Bank of China (currently 6.80% per annum, resulting in a current annual interest rate of 8.84% per annum). The loan is also secured by Guizhou Yongfu’s mining permit covering the mine, and payment of the loan is guaranteed by Pingxiang Iron & Steel Co. Ltd. (“Pingxiang”), a related company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of the Company. Guizhou Yongfu drew down RMB118.74 million (US$17.97 million) of the loan up to December 31, 2010.  The RMB81.26 million (US$12.30 million) balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be in 2011. The Yongsheng Mine is under construction. The estimated cost of mine construction and development is approximately RMB400 million (US$60.54 million). Guizhou Yongfu intends to finance the balance of the estimated construction costs through a combination of internally generated funds and additional third-party loans.

On January 12, 2010, Guizhou Yongfu received a RMB50 million (US$7.57 million) long-term bank loan from Bank of China Corp. Ltd., to be repaid in installments over five years commencing in 2012. The purpose of the loan is to finance the construction of the coal mine. The loan bears a floating annual interest rate of 6.80% (the over-5-year official base lending rate stipulated by The People’s Bank of China). Guizhou Yongfu fully drew down the loan in January 2010.  The loan is secured by Guizhou Yongfu’s mining permit covering the mine, and the payment of the loan is guaranteed by Pingxiang.

On June 10, 2010, Guizhou Puxin received a RMB10 million (US$1.51 million) short-term bank loan from Guiyang Branch of Shanghai Pudong Development Bank, with a maturity date of June 8, 2011. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 20% above the then 1-year base lending rate stipulated by The People’s Bank of China (5.31% per annum, resulting in an annual interest rate of 6.372% per annum). Guizhou Puxin fully drew down the loan in June 2010. The payment of the loan is guaranteed by Wuhu Port Co. Ltd. (“Wuhu Port”), a related company. The loan was repaid on the maturity date.

On June 18, 2010, Guizhou Puxin received a RMB20 million (US$3.03 million) short-term bank loan from Guiyang Branch of Shanghai Pudong Development Bank, with a maturity date of June 18, 2011. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 20% above the then 1-year base lending rate stipulated by The People’s Bank of China (5.31% per annum, resulting in an annual interest rate of 6.372% per annum). Guizhou Puxin fully drew down the loan in June 2010. The payment of the loan is guaranteed by Wuhu Port. The loan was repaid on the maturity date.

On August 24, 2010, Guizhou Puxin received a RMB150 million (US$22.70 million) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd. to finance the acquisitions of business projects. The loan is to be repaid in two installments, i.e., RMB50 million (US$7.57 million) and RMB100 million (US$15.14 million), on December 31, 2012 and August 11, 2013, respectively. The loan bears interest, payable quarterly at a floating rate of 30% above the 3-year base lending rate stipulated by The People’s Bank of China (currently 6.4% per annum, resulting in a current annual interest rate of 8.32% per annum). Guizhou Puxin fully drew down the loan up to September 2010.The loan is guaranteed by Mr. Li Feilie, who is also an officer, director and, indirectly, the principal beneficial shareholder of the Company. The loan is also guaranteed by Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal, and Guizhou Yongfu, and Wuhu Port. In addition, the loan is collateralized by a pledge of the outstanding capital stock of Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, and Xinsong Coal.

On December 14, 2010, Guizhou Puxin received a RMB70 million (US$10.59 million) short-term bank loan from China Minsheng Banking Corporation Limited, to be repaid on December 13, 2011.  The purpose of the loan is to finance the working capital of Guizhou Puxin.  The loan bears interest, payable quarterly at a floating rate equal to 20% above one-year base lending rate stipulated by The People’s Bank of China (currently 6.31% per annum, resulting in a current annual interest rate of 7.572% per annum).  Guizhou Puxin fully drew down the loan in December 2010.  The loan is guaranteed by Wuhu Port and WFID, related companies.

On February 1, 2011, Guizhou Puxin received a RMB20 million (US$3.03 million) short-term bank loan from China Merchant Bank Limited, to be repaid on January 31, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.31% per annum, resulting in a current annual interest rate of 7.572% per annum).  Guizhou Puxin fully drew down the loan in February 2011. The loan is guaranteed by WFID.

On February 25, 2011, Guizhou Puxin received a RMB30 million (US$4.54 million) short-term bank loan from China Merchant Bank Limited, to be repaid on February 24, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.31% per annum, resulting in a current annual interest rate of 7.572% per annum).  Guizhou Puxin fully drew down the loan in February 2011. The loan is guaranteed by WFID.

On March 15, 2011, Guizhou Yongfu drew down an additional RMB70 million (US$10.59 million) long-term loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd, which was a part of the RMB200 million (US$30.27 million) credit facility covered by the bank financing agreement signed on February 2, 2009.

On April 12, 2011, Guizhou Puxin received a RMB70 million (US$11.53 million) short-term (six-month) banker’s acceptance facility from Bank of Chongqing. The facility allows Guizhou Puxin to provide payment assurance to parties, as needed. The facility is secured by a RMB21 million (US$3.18 million) bank deposit and guaranteed by WFID.  The facility bears a commission of 0.05% on the face amount of banker’s acceptance issued.

On May 5, 2011, Xinsong Coal received a RMB50 million (US$7.57 million) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd., to be repaid in installments over three years commencing in 2013.  The purpose of the loan is to finance the improvement project of the coal mine.  The loan bears a floating annual interest rate equal to 30% above the 3-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.40% per annum, resulting in a current annual interest rate of 8.32% per annum). Xinsong Coal fully drew down loan in May 2011. The loan is secured by Xinsong Coal’s mining permit covering the mine. The loan is also guaranteed by WFID.

Please refer to Item 5.F for a summary of our contractual obligations for future cash payments at December 31, 2010.

We believe that the Company is not in breach of any financial or other covenants in respect of the aforesaid bank financing agreements.

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. We pay our corporate expenses in either Hong Kong dollars or US dollars. Conversion of Renminbi is strictly regulated by the Chinese Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the SAFE but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investment and capital contribution. These transactions must be approved by SAFE. Please refer to Item 10.D. for a further discussion of exchange controls in the PRC.

As of December 31, 2010, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	RMB Equivalent	US$ Equivalent
RMB120,971	120,971	18,309
HK$6,459	5,476	829
US$36	238	36
Total	126,685	19,174

The Company’s cash in HK$ and US$ were mainly generated from our financing activities including proceeds from the placement of shares, and proceeds from the exercise of employees’ stock options and warrants. The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

The following table sets forth the Company’s cash flow for each of the three years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	RMB'000	RMB'000	RMB'000
Cash at beginning of year	483,689	120,888	186,582
Net cash provided by (used in) operating activities	68,979	(113,222)	30,811
Net cash used in investing activities	(102,700)	(89,903)	(374,921)
Net cash provided by financing activities	(309,396)	269,148	274,499
Net (decrease) increase in cash	(343,117)	66,023	(69,611)
Effect of exchange rate changes on cash	(19,684)	(329)	9,714
Cash at end of year	120,888	186,582	126,685

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Year Ended December 31,
	2008	2009	2010
Current ratio	4.03x	3.51x	0.54x
Working capital (RMB'000)	293,495	338,781	(151,547)
Ratio of interest-bearing debt to total shareholders’ equity	0.03x	0.44x	1.06x

The Company’s net cash provided by operating activities of RMB30.81 million (US$4.66 million) in 2010 substantially improved from the net cash outflow of RMB113.22 million (US$17.14 million) in 2009. This was mainly attributable to the strengthening of working capital management on inventory, trade receivable and bill receivable, and other receivables and prepaid expenses as compared in prior years.

The Company had net cash outflow for investing activities of RMB374.92 million (US$56.75 million) in 2010, comparing to a net cash outflow of 89.90 million (US$13.61 million) in 2009. This was mainly due to (a) increase in capital expenditure for property, plant and equipment to RMB251.17 million (US$38.02 million) in 2010 from RMB32.45 million (US$4.91 million) in 2009 as most of the coal mines are still in construction and/ or technical innovation stage; (b) a net cash partial/ balance payment of RMB371.17 million (US$56.18 million) on the acquisition of Wealthy Year and Pineboom in 2010, compared to a net cash full/ partial payment of RMB258.30 million (US$39.09 million) on the acquisition of Newhold and Pineboom in 2009; (c) a net cash balance/ full receipt of RMB203.77 million (US$30.84 million) on the disposal of Mark Faith, and on the disposal of Guangdong Longchuan and Hainan Non-ferrous Metal in 2010, compared to a net cash partial receipt of RMB180.09 million (US$27.26 million) on the disposal of Mark Faith in 2009; (d) a net cash repayment of RMB39.80 million (US$6.02 million) to affiliates in 2010, compared to a net cash repayment of RMB51.54 million (US$7.80 million) in 2009; (e) realized loss of nil from investment in financial instrument in 2010, compared to RMB30.80 million (US$4.66 million) in 2009; and (f) proceeds on disposal of property and equipment of RMB3.85 million (US$0.58 million), compared to nil in 2009.

Net cash provided by financing activities was further increased by RMB274.50 million (US$41.55 million) in 2010, as compared to the RMB269.15 million (US$40.74 million) increase in 2009. This was primarily attributable to (a) the proceeds of RMB318.74 million (US$48.24 million) from bank loan to finance the construction/ technical innovation of the coal mines; (b) the cash received on the exercise of warrants amounting to RMB34.28 million (US$5.00 million at the historical exchange rate of  US$1.00=RMB6.8552),  and (c) the cash received on the exercise of options amounting to RMB34.98 million (US$5.11 million at the historical exchange rate of  US$1.00=RMB6.8500), which was partially offset by repayment of RMB113.50 million (US$17.18 million) to unaffiliated third party.

As of December 31, 2010, the Company has a working capital deficiency of RMB151.55 million (US$22.94 million). The Shareholder has confirmed to the Company continued financial support for the Company. Subsequent to year end, the Company secured additional loan facilities totaling RMB240 million (US$36.33 million). The Company also intends to open renewed negotiations with the banks in due course, and has, at this stage, not sought any written commitment that the loan facilities will be renewed. However, the Company has held discussions with its bankers about its future borrowing needs and no matters have been drawn to its attention to suggest that renewal may not be forthcoming on acceptable terms. The Company’s internal forecasts and projections, taking account of reasonably possibly changes in trading performance, operating as well as capital expenditures, continued Shareholder support and the availability of bank facilities, demonstrate that the Company should be able to operate within the level of its current capacity.

Our liquidity, including our working capital, has been affected by many factors including:

•

Funding of our on-going mining activities through internally generated funds;

•

The timing of expenditures in relation to when our accounts receivable are paid;

•

Our ability to secure bank financing as and when required, on acceptable terms;

•

Our difficulty in accessing US capital markets to fund PRC operations;

•

A lack of development of US trading markets for our securities, which has hampered our ability to use our securities as currency to fund acquisitions, business combinations and similar transactions;

•

Differing liquidity needs of the metals segment and the coal segment; and

•

Investment strategies of institutional investors are not always consistent with investments in companies that engage in both metal ore and coal mining operations.

As a result of the foregoing, management continues to evaluate the most effective ways in which to grow our operations, provide for liquidity and maximize shareholder values.

As of December 31, 2010, the Company had capital commitments of approximately RMB57.85 million (US$8.76 million) in respect of the mine construction and upgraded mine development projects of the coal mines.  As of December 31, 2009, the Company had capital commitments of approximately RMB58.99 million (US$8.93 million) in respect of the construction of Guizhou Yongfu mine and the feasibility studies of Guizhou Dayun. The Company intends to finance the capital commitments by internal resources and bank borrowings. Please refer to Item 5.F for the tabular payment schedule of capital commitments of the Company.

The share-based compensation expense, arising from the grant of options to the Chairman and CEO in 2008 to purchase 1,000,000 common shares, amounted to RMB26.02 million (US$3.94 million) each year from 2008 to 2010. It did not have any impact on the Company’s cash flow as it represented the fair value of the stock options granted to officers, directors and key employees without cash outlay.

Except as disclosed above, there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2008, 2009 and 2010. The Company believes that its internally generated funds, bank loans and financial support from the Shareholder will be sufficient to satisfy its anticipated working capital and mine construction needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures ahead in the event of additional acquisitions. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations. The use of our securities in this manner may be dilutive to shareholders.

C.

Research and development, patents and licenses, etc.

The Company did not incur any significant amounts on company-sponsored research and development activities during each of the last three fiscal years.

D.

Trend Information

Except as set forth in the following paragraph, the Company does not believe that there have been recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year, nor any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect of the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Prior to the commencement of commercial operations of Guizhou Yongfu or Guizhou Dayun and the mass production by the Company’s other five coal mines, it is believed that the metals segment will remain the primary contributor to the Company’s turnover. Management is cautiously optimistic about the PRC economy, although it is difficult to predict the demand for and the future price trend of iron, zinc, anthracite, etc. These uncertainties may have an impact on the future operating results and the financial condition of the Company.

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

As of December 31, 2010, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

Contractual Obligations as at December 31, 2010	Payments due by period
	Total	2011	2012-2013	2014-2015	Later years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Repayment on bank loan	418,742	100,000	185,000	85,000	48,742
Interest payment on bank loan	82,269	29,639	40,112	12,205	314
Payment on mining right payable	152,158	19,192	55,156	44,735	33,075
Interest payment on mining right payable	48,652	4,253	12,525	15,227	16,647
Operating lease obligations	5,293	1,743	2,542	1,008	—
Capital commitments	57,854	45,910	11,944	—	—
Assets retirement obligations	8,695	—	—	—	8,695
Total	773,663	200,737	307,279	158,175	107,473

G.

Safe Harbor

No disclosure is required in response to this item.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Executive Officers and Directors

The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

Name	Age	Position

Li Feilie	45	Chairman of the Board of Directors and Chief Executive Officer
Tam Cheuk Ho	48	Director and Executive Vice President
Wong Wah On Edward	47	Director, Chief Financial Officer and Secretary
Lam Kwan Sing	41	Non-employee Director
Ng Kin Sing	48	Non-employee Director
Yip Wing Hang	44	Non-employee Director

Mr. Li Feilie was appointed as a director, Chief Executive Officer, Chairman of the Board on February 3, 2006 following the consummation of the acquisition of Feishang Mining. Mr. Li has served as a director of Feishang Mining since September 2004. Mr. Li served as the Chairman of Wuhu Feishang from June 2002 to June 2004. Mr. Li has been the chairman of Feishang Industrial, WFID and Wuhu Port, companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He has also served as director of Pingxiang Iron & Steel Co. Ltd. since July 2003. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from the Economic Department of Peking University and was awarded a Master’s degree from the Graduate School of Peking University.

Mr. Tam Cheuk Ho has served as a director of CHNR since December 23, 1993, and as its Chief Financial Officer from November 22, 2004 until January 2008. He served as the Chief Financial Officer and a director of China Resources from December 2, 1994 until completion of the Redomicile Merger. On January 2, 2008, Mr. Tam was promoted to the office of Executive Vice President and, in connection therewith, resigned his position as Chief Financial Officer. From July 1984 through January 1992, he worked as Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992, as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong.

Mr. Wong Wah On Edward has been a director of CHNR since January 25, 1999, its Secretary since February 1, 1999 and served as Financial Controller from November 22, 2004 until January 2008. He served as Corporate Secretary, Financial Controller and a director of China Resources from December 30, 1997 until completion of the Redomicile Merger. On January 2, 2008, Mr. Wong was promoted to the office of Chief Financial Officer and, in connection therewith, resigned his position as Financial Controller. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practicing) in Hong Kong.

Mr. Lam Kwan Sing has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since November 22, 2004, and a member of its compensation committee since November 1, 2007. He served as a director and a member of the audit committee of China Resources from March 20, 2003 until completion of the Redomicile Merger. From August 2010 to present, Mr. Lam has been the executive director of Rising Development Holdings Limited, a Hong Kong listed company, where he is responsible for corporate development. From May 2008 to July 2010, Mr. Lam was the executive director of Neo-China land Group (Holdings) Limited, a Hong Kong listed company. In 2007, Mr. Lam served as the executive director of Forefront Group, a Hong Kong listed company. From 2002 to 2006, Mr. Lam served as the executive director of New Times Group Holdings Limited, a Hong Kong listed company. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Mr. Ng Kin Sing has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since November 22, 2004, and a member of its compensation committee since November 1, 2007. He served as a director and a member of the audit committee of China Resources from February 1, 1999 until completion of the Redomicile Merger. From April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a private securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Mr. Yip Wing Hang has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since June 26, 2006, and a member of its compensation committee since November 1, 2007. From October 2010 to present, Mr. Yip has been the marketing director of Athena Financial Services Limited responsible for the sale and distribution of financial products. From February 2002 to September 2010, he was the marketing director of Hantec Investment Consultant Limited. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. Mr. Yip holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

Key Employees

The following table sets forth the senior management of Wuhu Feishang and Guizhou Yongfu, and their ages and positions with Wuhu Feishang and Guizhou Yongfu:

Name	Age	Position

Tang Mian	48	Director and General Manager of Wuhu Feishang
Wan Huojin	65	General Manager of CHNR’s Coal Division
Cai Zhirong	42	Director and General Manager of Wuhu Feishang
———————
* Mr. Tang resigned his position with the Company in March 2011 and Mr. Cai succeeded to his position.

Mr. Tang Mian served as the Director and General Manager of Wuhu Feishang from its incorporation in June 2002 until his resignation in March 2011. From September 1996 to June 2002, he was the manager of Anhui Fanchang. Mr. Tang holds a master’s degree in business administration from Nanjing University, the PRC, and an associate’s degree in chemical education form Wuhu Normal College, the PRC.

Mr. Cai Zhirong has been the Director and General Manager of Wuhu Feishang since March 2011. Mr. Cai holds a bachelor’s degree in engineering survey from Guilin University of Technology and master’s degrees in both management science and engineering, and business administration from Central South University.  Prior to joining

Wuhu Feishang, Mr. Cai was the Deputy General Manager of Wuhu Hengxin for seven years.  He possesses extensive human resources management experience in a number of companies prior to joining Wuhu Hengxin.

Mr. Wan Huojin has been the General Manager of our Coal Division since June 2010. From September 2008 to May 2010, Mr. Wan was the Deputy General Manager of our Coal Division. From 2001 to 2007, Mr. Wan was the Head of Fengcheng Mining Bureau, Jiangxi Province.  Mr. Wan graduated from Coal Industry Department of Pingxiang Coal Mining College.

Family Relationships

There are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management.

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2010, to each of the individuals identified in Item 6(A) above.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/ share)	Expiration date

Li Feilie	—	—	—	—
Tam Cheuk Ho	—	—	—	—
Wong Wah On Edward	—	—	—	—
Lam Kwan Sing	7,692	—	—	—
Ng Kin Sing	7,692	—	—	—
Yip Wing Hang	7,692	—	—	—
Tang Mian	17,035	—	—	—
Wan Huojin	18,163	—	—	—
Cai Zhirong *	—	—	—	—
———————
* Mr. Tang resigned in March 2011 and was succeeded by Mr. Cai. Mr. Cai was not compensated by the Company or its subsidiaries during 2010.

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

In view of the Company’s desire to maximize its fiscal resources at this early stage of the Company’s mining operations, each of the Company’s employee directors has agreed to serve as an officer of the Company for a nominal amount of cash compensation (US$1.00 dollar per year).  The annual amount of cash compensation may be increased at the end of each year of service at a rate to be determined by the Compensation Committee and approved by the Board of Directors.  Our executive directors may, based upon a determination by the Compensation Committee and approval of the board, be granted equity awards under the Company’s equity compensation plan. There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive directors.

The Company has no other employment contracts with any of its executive officers or directors and maintains no retirement, fringe benefit or similar plans for the benefit of its executive officers or directors. The Company may, however, enter into employment contracts with its officers and key employees, adopt various benefit plans and begin paying compensation to its officers and directors as it deems appropriate to attract and retain the services of such persons.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2010:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2003 Equity Compensation Plan	1,000,000	$22.64	1,164,683
Equity compensation plans not approved by security holders	—	N/A	—
Total	1,000,000	$22.64	1,164,683

Stock Option Plan

The purposes of the 2003 Equity Compensation Plan (the “2003 Plan”) are to:

•

Encourage ownership of our common stock by our officers, directors, employees and advisors;

•

Provide additional inventive for them to promote our success and our business; and

•

Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

On December 18, 2003, our Board of Directors and shareholders approved and adopted the 2003 Plan. The 2003 Plan is administered by the Board of Directors or a committee designated by the board (the “Plan Committee”). The 2003 Plan allows the Plan Committee to grant various incentive equity awards not limited to stock options. The Company has reserved a number of common shares equal to 20% of the issued and outstanding common shares of the Company, from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Committee determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Committee determines.

The Committee will determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common shares at the time of the award. All questions relating to the administration of the 2003 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Committee.

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

During the years ended December 31, 2008, 2009 and 2010, the Committee granted options to certain employees and officers to purchase 1,000,000, nil, and nil, respectively, of the Company’s common shares under the 2003 Plan. A total of 1,164,683 shares were available for grant as of December 31, 2010. The 2003 Plan terminates on December 18, 2013.

C.

Board Practices

As provided by Article 74 of our Memorandum and Articles of Association, directors, solely for purposes of determining the term for which they will serve, are classified as Class I, Class II and Class III directors, with approximately one-third of the total number of directors being allocated to each Class. Each director is to hold office for a three-year term expiring immediately following the annual meeting of shareholders held three years following the annual meeting at which he or she was elected.

At the annual meeting of shareholders in 2010, Messrs. Tam Cheuk Ho and Wong Wah On Edward were elected to serve as Class III directors until immediately following the annual meeting to be held in 2013 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II directors until immediately following the annual meeting to be held in 2012 and until their successors have been duly elected and qualified. Messrs. Li Feilie and Ng Kin Sing serve as Class I directors until immediately following the annual meeting to be held in 2011 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing, Yip Wing Hang and Ng Kin Sing is each an “independent” director” as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 5605(a)(2). We are not required to maintain a Board of Directors consisting of a majority of independent directors based upon an exemption from NASDAQ requirements applicable to foreign private issuers.

Our officers are elected annually at the Board of Directors meeting following each annual meeting of shareholders, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal, and the terms of applicable employment agreements.

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000 (US$641). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. During the fiscal year ended December 31, 2010, no long-term incentive plans or pension plans were in effect with respect to any of the Company's executive officers or directors.

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

Nominating and Corporate Governance Committee; Shareholder Nominees for Director

Our Board of Directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Nominating and Corporate Governance Committee is an independent director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

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

The Nominating and Corporate Governance Committee will consider candidates for directors proposed by shareholders, although no formal procedures for submitting the names of candidates for inclusion on management’s slate of director nominees have been adopted. Until otherwise determined by the Nominating and Corporate Governance Committee, a member who wishes to submit the name of a candidate to be considered for inclusion on management’s slate of nominees at the next annual meeting of shareholders must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing member’s name and address, as well as the number of shares beneficially owned. A statement from the candidate must also be furnished, indicating the candidate’s desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the board’s consideration of the member’s candidate. Once a candidate has been identified, the Nominating and Corporate Governance Committee reviews the individual’s experience and background, and may discuss the proposed nominee with the source of the recommendation. If the Nominating and Corporate Governance Committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management’s slate of director nominees to be submitted for election to the board.

Compensation Committee

Our Board of Directors has established a Compensation Committee that operates pursuant to a written charter. The current members of the Compensation Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Compensation Committee is an independent director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

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

NASDAQ Requirements

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time adopts, amendments to its Marketplace Rule 5600 that imposes various corporate governance requirements on listed securities. Section (a)(3) of Marketplace Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 5600, but, as to the balance of Marketplace Rule 5600, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise mandate compliance with the same or substantially similar requirement.

We currently comply with those specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. However, we have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the British Virgin Islands do not require compliance with the same or substantially similar requirements:

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

D.

Employees

As of December 31, 2010, (a) the metal segment employed 377 persons on a full time basis, (b) the coal segment employed 1,036 persons on a full time basis, and (c) the corporate segment employed 17 persons on a full time basis. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees at the end of each of the past three financial years, including their principal category of activity and geographic location. Following the acquisition of Wealthy Year in April 2010, there was a substantial rise in the number of employees in 2010 from 2009.  The drop in the number of employees in 2009 from 2008 resulted from the disposition of Mark Faith in September 2009.

		Years Ended December 31,
		2010	2009	2008

Hong Kong	Accounting, administration and management	7	7	6
		7	7	6

The PRC	Accounting, administration and management	233	74	90
	Sales and quality inspection	24	27	62
	Purchasing and supplies	21	14	27
	Production	1,097	294	594
	Cashier	11	2	2
	Others	37	27	51
		1,423	438	826

Total		1,430	445	832

E.

Share Ownership

The following table sets forth, as of June 22, 2011, the share ownership of the Company’s common shares by each of our directors and executive officers.

As of June 22, 2011, there were 23,098,416 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	63.99%
Tam Cheuk Ho	281,926		1.22%
Wong Wah On Edward	400,000		1.73%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Tang Mian	—		—
Wan Huojin	—		—
Officers and directors as a group (8 persons)	15,462,519		66.94%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of June 22, 2011, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

As of June 22, 2011, there were 23,098,416 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	63.99%
Rosetta Stone Capital Limited	2,250,000	(2)	9.43%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

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

Significant Changes in Ownership

During the past three years, there have been no significant changes in the percentage ownership held by any major shareholder.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of December 31, 2010, on that date our common shares were held of record by a total of 184 persons, 172 of whom, who held approximately 20.62%  of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge, (a) there are no arrangements the operations of which may, at a subsequent date, result in a change in control of the Company and (b) we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

Asset/ Business Acquisitions

On March 4, 2008, the Company acquired all of the issued and outstanding capital stock of Mark Faith, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A, above.

On January 12, 2009, the Company acquired all of the issued and outstanding capital stock of Newhold, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A, above.

On July 10, 2009, the Company acquired all of the issued and outstanding capital stock of Pineboom, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A, above.

On April 30, 2010, the Company acquired all of the issued and outstanding capital stock of Wealthy Year, a BVI company, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A, above.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2008 RMB’000	2009 RMB’000	2010 RMB’000
CHNR’s payment of its share of office rental to Anka
Consultants Limited (“Anka”) (1)	625	1,088	982
Sales from Yangpu Lianzhong to Wuhu Hengxin (2)	26,210	—	—
Sales from Yangpu Lianzhong to Wuhu Hengchang (2)	—	63,025	—

———————

(1)

On September 1, 2000, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, based upon which the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. On July 1, 2008, the Company and Anka entered into a new license agreement, which was refreshed on July 1, 2010, to replace the office sharing agreement. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day to day office administration provided by Anka. For the years ended December 31, 2008, 2009 and 2010, the Company paid its share of rental expense to Anka.

(2)

Amounts represented sales of blister copper, embedded gold in copper and embedded silver in copper.

Receivables/ Payables with Related Parties

Loans with related companies are summarized as follows:

	As of December 31,
	2008 RMB’000	2009 RMB’000	2010 RMB’000
Receivables from related parties
Trade receivables
Wuhu Hengxin (1)	30,665	—	—
Wuhu Hengchang (2)	40,165	68,740	—
Advance to unconsolidated investee
Guangdong Longchuan (3)	39,290	37,432	—
Others
Jiangxi Haiji Leasing Co., Ltd. (“Jiangxi Haiji”) (4)	3,000	—	—
Feishang Group (5)	2,101	—	—

Payables to related parties
Wuhu Feishang Non-metal Material Co. Ltd. (“WFNM”) (6)	406	1,421	304
Feishang Enterprise Group Limited (“Feishang Enterprise”) (7)	15,600	—	44,478
Wuhu Hengxin (8)	996	—	—
Shenzhen Xupu Investment Co. Ltd. (“Shenzhen Xupu”) (9)	1,261	—	—
Hainan Non-ferrous Metal (10)	53	—	—
Jiangxi Haiji (11)	20,757	—	—
Feishang Group (12)	—	54,039	404,093

———————

(1)

Receivable from Wuhu Hengxin owed to Yangpu Lianzhong, due from the sale of copper products. The maximum outstanding amount during the year ended December 31, 2009 was RMB30.67 million (US$4.64 million).

(2)

Receivable from Wuhu Hengchang owed to Yangpu Lianzhong, due from the sale of copper products. The maximum outstanding amount during the year ended December 31, 2010 was RMB68.74 million (US$10.40 million).

(3)

Receivable from Guangdong Longchuan owed to Yunnan Mining for its acquisition of exploration rights. The maximum outstanding amount during the year ended December 31, 2010 was RMB37.43 million (US$5.67 million).

(4)

Receivable from Jiangxi Haiji owed to Feishang Copper, and represents a refundable deposit paid in connection with a capital lease. The maximum outstanding amount during the year ended December 31, 2009 was RMB3 million (US$0.45 million).

(5)

Owed by Feishang Group to the Company and represents the refunded portion of the Mark Faith acquisition price. The maximum outstanding amount during the year ended December 31, 2009 was RMB2.1 million (US$0.32 million). The amount owed was paid to CHNR in January 2009.

(6)

Represents payments made by Wuhu Feishang on behalf of WFNM and offset against amounts owed by Wuhu Feishang to WFNM.

(7)

Payable to Feishang Enterprise from Feishang Management for the net amount of expenses paid by Feishang Enterprise on behalf of Guizhou Puxin and certain other subsidiaries.

(8)

Payable to Wuhu Hengxin from Feishang Copper for the purchase of blister copper.

(9)

Payable to Shenzhen Xupu collectively by Feishang Management and Yangpu Lianzhong for expenses paid by Shenzhen Xupu on their behalf.

(10)

Payable to Hainan Non-ferrous Metal by Yangpu Lianzhong for expenses paid by Hainan Non-ferrous Metal on behalf of Yangpu Lianzhong.

(11)

Payable to Jiangxi Haiji of RMB20.76 million (US$3.14 million) by Feishang Copper in connection with a capital lease obligation for certain of its plant and machinery.

(12)

Payable to Feishang Group for the acquisition of Pineboom and Wealthy Year.

WFNM, Wuhu Hengchang, Wuhu Hengxin, Feishang Enterprise, Jiangxi Haiji, Shenzhen Xupu and Feishang Group are entities controlled by Mr. Li Feilie who is also an officer, director, and indirectly, the principal beneficial shareholder of the Company.

Loan Guarantee provided by Related Companies

Please refer to Item 5.B above for a more detailed description of the loans that have been guaranteed by related parties.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2008, 2009, and 2010 are included herewith as Appendix A and are incorporated herein by reference.

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

Please refer to Item 3.A. for the details of reserve allocation of PRC’s subsidiaries.

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

B.

Significant Changes

There have been no significant changes that have occurred since the date of the annual financial statements included in this report.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the annual high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each of the five preceding fiscal years. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Fiscal Year ended:
December 31, 2010	$17.87	$8.27
December 31, 2009	$14.83	$8.82
December 31, 2008	$26.30	$7.99
December 31, 2007	$44.26	$6.84
December 31, 2006	$18.02	$3.50

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2009 and 2010. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

2010 Fiscal Year, quarter ended:
March 31, 2010	$14.93	$10.91
June 30, 2010	$12.36	$8.87
September 30, 2010	$11.13	$8.27
December 31, 2010	$17.87	$10.16

2009 Fiscal Year, quarter ended:
March 31, 2009	$11.87	$8.84
June 30, 2009	$14.83	$8.82
September 30, 2009	$12.96	$10.02
December 31, 2009	$12.01	$10.02

The following table sets forth the monthly high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Month Ended:
May 31, 2011	$13.70	$12.50
April 30, 2011	$13.76	$13.18
March 31, 2011	$13.93	$12.80
February 28, 2011	$14.20	$12.77
January 31, 2011	$17.05	$12.22
December 31, 2010	$17.87	$15.24

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

B.

Memorandum and Articles of Association

Charter. Our charter documents consist of our Memorandum of Association and our Articles of Association. The Memorandum of Association loosely resembles the Articles of Incorporation of a Untied States corporation, and the Articles of Association loosely resembles the bylaws of a United States corporation. A brief description of our Memorandum of Association and Articles of Association follows, including a summary of material differences between the corporate laws of the United States and those of the British Virgin Islands. This description and summary does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our Memorandum of Association and Articles of Association have been filed as exhibits to this report and readers are urged to review these exhibits in their entirety for a complete understanding of the provisions of our charter documents.

Corporate Powers. We have been registered in the British Virgin Islands since December 14, 1993, under British Virgin Islands International Business Company number 102930. Clause 4 of our Articles of Association states that the objects for which we are established are to engage in any act or activity which is not prohibited by any laws in force in the British Virgin Islands.

Directors. Article 73 of our Articles of Association provides that our Board of Directors shall consist of not less than three nor more than 25 directors. Article 74 of our Articles of Association provides that directors, solely for purposes of determining the term for which they will serve, are classified as Class I, Class II and Class III directors, with approximately one-third of the total number of directors being allocated to each Class. Each director is to hold office for a three-year term expiring immediately following the annual meeting of shareholders held three years following the annual meeting at which he or she was elected.

With the prior or subsequent approval by a resolution of shareholders, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us. At the annual meeting of shareholders held in 2008, the shareholders adopted resolutions providing that (a) “all emoluments to directors previously fixed by the Board of Directors are hereby approved and ratified” and (b) “the Board of Directors is hereby empowered and authorized to (c) fix all future emoluments to directors, for their services in all capacities to the Company, without further approval or ratification by Shareholders, and (d) in the Board’s discretion, to amend or repeal Clause 80 of our Articles and Memorandum of Association accordingly; except to the extent not permitted by applicable committee charter, law, rule or regulation, including applicable requirements of any exchange on which the Company’s securities are listed.” The board has not yet formally amended or repealed Clause 80 of the Articles and Memorandum of Association.

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

Share Rights, Preferences and Restrictions. We are authorized to issue 210,000,000 shares consisting of 200,000,000 common shares of no par value, and 10,000,000 preferred shares of no par value. The preferred shares may be issued in series having such rights, preferences and limitations as are determined by our Board of Directors at the time of issuance. In accordance with our Memorandum of Association, our Board of Directors has designated a series of preferred shares, consisting of 320,000 shares and designated Series B preferred shares. Series B preferred shares are entitled to one vote for each share, shall be entitled to vote on each matter that is submitted for a vote of common shareholders and shall be aggregated with outstanding common shares for all voting purposes. Series B preferred shares have no preemptive or other subscription rights and are not subject to future calls or assessments. There are no redemption or sinking fund provisions applicable to the Series B preferred shares and holders thereof have no rights whatsoever to dividends or to distributions upon our liquidation. No Series B preferred shares are outstanding.

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

Shareholder Meetings. The directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable. The directors shall convene such a meeting upon the written request of shareholders holding 30 percent or more of our outstanding voting shares. At least seven days’ notice of the meeting shall be given to the shareholders whose names appear on the share register. A majority of our outstanding shares entitled to vote must be present at a meeting of shareholders in order to constitute a quorum and the affirmative vote of a majority of those present and entitled to vote shall be required in order to approve action by shareholders. However, in the event a meeting of shareholders is adjourned due to the absence of a quorum, the minimum number of shares that must be present in order to constitute a quorum shall be reduced to one-third. Notwithstanding the foregoing, our Memorandum of Association provides that any action that may be taken at a meeting of shareholders may be taken without a meeting if the action is approved by written consent of a majority of shareholders.

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

Dispute Resolution. Our Articles of Association provides that any differences between us and our shareholders or their legal representatives relating to the intent, construction, incidences or consequences of our Articles of Association or the British Virgin Islands International Business Companies Act, including any breach or alleged breach of our Articles of Association or the International Business Companies Act, or relating to our affairs shall be resolved by arbitration before two arbitrators (unless the parties agree to arbitrate before one arbitrator), who shall jointly appoint an umpire.

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

C.

Material Contracts

Other than contracts entered into the ordinary course of business, during the two preceding fiscal years the Company has entered into the following material contracts (which are included as exhibits to this report):

•

Letter Agreement dated January 12, 2009 by and between Feishang Group and CHNR.

•

Loan Agreement dated February 2, 2009 by and between Guizhou Yongfu and China Minsheng Banking Corp. Ltd.

•

Letter Agreement dated July 10, 2009 by and between Feishang Group and CHNR.

•

Agreement for the Sale and Purchase of the Shares in Mark Faith dated September 29, 2009 by and between CHNR and Joysight Limited.

•

Agreement by and between Yangpu Lianzhong and Dongguan City Zhongxian Industrial Investment Co., Ltd. on Stock Transfer of Guangdong Longchuan.

•

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Wealthy Year dated April 30, 2010 by and between Feishang Group and CHNR.

•

Loan Agreement dated August 24, 2010 by and between Guizhou Puxin and China Minsheng Banking Corp. Ltd.

•

Agreement dated November 30, 2010 by and between Yangpu Lianzhong and Feishang Copper on Stock Transfer of Hainan Nonferrous Metal.

•

Loan Agreement dated December 14, 2010 by and between Guizhou Puxin and China Minsheng Banking Corp. Ltd.

•

Sales and Purchase Master Contract dated June 1, 2011 by and between Huludao Zinc Industry Co., Ltd. and Wuhu Feishang.

D.

Exchange Controls

There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our capital stock. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our common shares. However, we operate through subsidiaries located in the PRC and the payment of dividends by PRC companies is subject to numerous restrictions imposed under PRC law, including restrictions on the conversion of local currency into United States dollars and other currencies and the expatriation of local currency out of the PRC.

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

E.

Taxation

The following is a summary of anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in our common shares. The summary has been prepared based upon management’s understanding of applicable tax consequences, but has not been reviewed by counsel or other experts in U.S. or British Virgin Islands taxation. The summary does not address all possible tax consequences relating to an investment in our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common shares. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

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

H.

Documents on Display

The documents concerning the Company that are referred to in this annual report may be inspected at the Company’s principal executive offices at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. Certain documents described in response to Item 19 of this annual report are filed with this report and others are incorporated by reference to documents previously filed by the Company with the United States Securities and Exchange Commission. The documents that are filed herewith or incorporated by reference can be viewed on the SEC’s web site at www.sec.gov.

I.

Subsidiary Information

No disclosure is required in response to this Item.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

All of the Company’s sales and purchases are made domestically and are denominated in Renminbi. The administrative expenses of the Company’s head office in Hong Kong are denominated either in United States dollars or Hong Kong dollars. As the reporting currency of the Company’s consolidated financial statements is Renminbi, the Company has material market risk with respect to currency fluctuation between Hong Kong dollars and United States dollars to Renminbi and translation difference may arise on consolidation. The Company may also suffer an exchange loss when it converts Renminbi to other currencies, such as Hong Kong dollars or United States dollars. If market conditions allow, the Company endeavors to match the currency used in operating/ investing activities with that used in financing activities.

Interest rate risk

We are exposed to interest rate risk arising from our bank loans. An upward fluctuation in interest rates increases the cost of new bank loan and the cost of servicing our floating rate bank loans. We do not use interest rate derivatives to hedge our interest rate exposure.

As of December 31, 2010, fixed interest rate loan constituted approximately 7.16% of our total outstanding bank loans. The weighted average tenure of the outstanding loan was approximately 0.46 years. A fixed interest rate can reduce the volatility of finance costs in uncertain markets. In view of the anticipated increases in interest rates, the Company intends to seek bank loans with fixed interest rates.

The following table sets forth additional information about the expected maturity dates of our outstanding bank loan and mining right payable as of December 31, 2010:

	2011	2012	2013	2014	2015	2016	2017	Total
	(RMB in millions, except percentage)
Bank loan, including current portion of long-term debt.
Principal @fixed rate	30.00							30.00
Average interest rate	6.372%

Principal @floating rate	70.00	55.00	130.00	35.00	50.00	48.74		388.74
Interest rates	20% above the 1-year base	27% above the over-3-year base	25% above the over-3-year base	17% above the over-5-year base	24% above the over-5-year base	24% above the over-5-year base

Mining right payable
Principal @floating rate	19.19	29.59	25.57	22.37	22.37	22.37	10.70	152.16
Average interest rates	6.107%	6.087%	6.162%	6.142%	6.314%	6.312%	6.400%

Commodity price risk

The Company is exposed to fluctuation in the prices of zinc, iron and anthracite which we produce. As at December 31, 2010, the Company’s inventories amounted to RMB11.45 million (US$1.73 million), consisting of raw materials, spare parts, zinc, iron, MIO and coal. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cashflow. We have not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Company’s sales revenue and gross profit:

	2010 Actual	Coal Price		Zinc Price		Iron Price
		+ 10%	- 10%	+ 10%	- 10%	+ 10%	- 10%
(RMB in millions, except percentage)
Total Sales	100.81	+4.57	-4.57	+1.46	-1.46	+3.67	-3.67
% Change		+4.53%	-4.53%	+1.45%	-1.45%	+3.64%	-3.64%

Gross Profit	41.98	+4.51	-4.51	+1.46	-1.46	+3.67	-3.67
% Change		+10.75%	-10.75%	+3.47%	-3.47%	+8.74%	-8.74%

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2010, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2010, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

As of December 31, 2010, with regard to the scope of our assessment, we excluded Wealthy Year, Smartact, Guizhou Fuyuantong, Guizhou Puxin, Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal from our assessment of internal control over financial reporting because they were recently acquired in the second quarter of 2010. The acquired business excluded is included in the 2010 consolidated financial statements of CHNR and subsidiaries and constituted RMB1,601.63 million (US$242.41 million) and RMB583.82 million (US$88.36 million) of total and net assets, respectively, as of December 31, 2010 and RMB46.13 million (US$6.98 million) and RMB572.78 million (US$86.69 million) of revenues and net income, respectively, for the year then ended.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, excluding Wealthy Year, Smartact, Guizhou Fuyuantong, Guizhou Puxin, Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal which were recently acquired in the second quarter of 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we determined that, as of December 31, 2010, the Company’s internal control over financial reporting was effective based on those criteria.

Ernst and Young, our independent registered public accounting firm, has performed an audit of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, and, as part of its audit, has issued its attestation report on the effectiveness of the Company's internal control over financial reporting herein as of December 31, 2010. Ernst and Young’s attestation report is included in this annual report on Form 20-F on pages F-2 and F-3. This audit is required to be performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2010 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

•

other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing are each an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K. Each of our “audit committee financial experts” is independent as that term is used in NASDAQ Marketplace Rule 5605(a)(2).

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

We have adopted the Code of Ethics of China Resources. The Code of Ethics is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics is incorporated by reference as Exhibit 11 to this annual report.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal year 2009, and Ernst and Young for fiscal year 2010.

	Fiscal 2009	Fiscal 2010

Audit Fees	$340,000	$750,000
Audit-Related Fees	$3,000	$440,000
Tax Fees	—	—
All Other Fees	—	—

Total	$343,000	$1,190,000

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. This category also includes advice on audit and certain other services that arose during, or as a result of, the audit or the review of interim financial statements. The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst and Young with respect to fiscal year 2010 were pre-approved by the Audit Committee.

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

ITEM 16F.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 18, 2010, the Company reported a change in auditors under cover of Form 6-K. The following information is extracted from that Form 6-K:

On October 15, 2010, China Natural Resources, Inc. dismissed GHP Horwath, P.C. as its principal independent registered public accounting firm and engaged Ernst & Young as its principal independent registered public accounting firm. GHP Horwath, P.C. audited our consolidated financial statements as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009. The dismissal of GHP Horwath, P.C. and the engagement of Ernst & Young were each recommended by our Audit Committee and thereafter approved by our Board of Directors on October 15, 2010. GHP Horwath, P.C. did not resign or decline to stand for re-election.

The audit report of GHP Horwath, P.C. dated May 26, 2010 on our consolidated balance sheets as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2009, the financial schedule for the years ended December 31, 2009, 2008 and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2009, did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report included explanatory paragraphs stating the following:

“As described in Notes 1, 3 and 12 to the consolidated financial statements, the Company has significant transactions and relationships with affiliated companies. Because of these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

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

As discussed in Note 2(n) to the consolidated financial statements, on January 1, 2009, the Company adopted the provisions of new accounting standards relating to business combinations and non-controlling interests.”

The audit report of GHP Horwath, P.C. dated June 25, 2009 on our consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, the financial schedule for the years ended December 31, 2008 and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2008, did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report included explanatory paragraphs stating the following:

“As described in Notes 1, 3 and 11 to the consolidated financial statements, the Company has significant transactions and relationships with affiliated companies. Because of these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

As discussed in Note 3 to the consolidated financial statements, in January 2009, the Company acquired all of the issued and outstanding capital stock of Newhold Investments Limited.”

The June 25, 2009 report also states that GHP Horwath, P.C.’s audit of internal control over financial reporting of the Company did not include an evaluation of the internal control over financial reporting of Mark Faith as of December 31, 2008.

During our two most recent fiscal years and the subsequent interim period preceding the dismissal of GHP Horwath, P.C. we had no disagreements with GHP Horwath, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s) if not resolved to the satisfaction of GHP Horwath, P.C., would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

During our two most recent fiscal years and the subsequent interim period prior to engaging Ernst & Young neither we nor anyone on our behalf consulted Ernst & Young regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; and no written report was provided to us nor was oral advice provided that Ernst & Young concluded was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided GHP Horwath, P.C. with a copy of the foregoing disclosure prior to reporting the information under cover of our Form 6-K, and requested that GHP Horwath, P.C. furnish us with a letter addressed to the Securities and Exchange Commission stating whether they agree with the statements made therein, and if not, stating the respects in which it does not agree. A copy of the letter provided by GHP Horwath, P.C. is incorporated by reference as Exhibit 15.3 to this annual report.

ITEM 16G.

CORPORATE GOVERNANCE

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by the NASDAQ Stock Market as being applicable to listed companies. NASDAQ rules include various corporate governance requirements applicable to listed securities. While all NASDAQ-listed companies are subject to certain of these corporate governance requirements, foreign private issuers such as our company are exempt from other corporate governance requirements if the laws of their home jurisdiction do not otherwise require compliance. Since our home jurisdiction does not mandate compliance with some of these NASDAQ rules, we have opted out of compliance with them. A more detailed description of the NASDAQ requirements that we are not subject to is contained elsewhere in this report under Item 6.C – “Board Practices; NASDAQ Requirements.”

PART III

ITEM 17.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Reports of Independent Registered Public Accounting Firms, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated balance sheets as of December 31, 2009 and 2010

b.

Consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010

c.

Consolidated statements of comprehensive income for the years ended December 31, 2008, 2009 and 2010

d.

Consolidated statements of changes in equity for the years ended December 31, 2008, 2009 and 2010

e.

Consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010

f.

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
4.2

Acquisition Agreement dated January 24, 2006 by and between China Natural Resources, Inc., Feishang Mining Holdings Limited and Feishang Group Limited (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished January 25, 2006, and incorporated herein by reference).

4.3	Form of Subscription Agreement dated August 6, 2007 (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished August 8, 2007, and incorporated herein by reference).
4.4

Founder Shareholders Agreement of Hainan Nonferrous Metal Mining Co. Ltd. dated September 10, 2007 by and among Yunnan Feishang Mining Co. Ltd., Hainan Jindi Industry Corporation, Yangpu Fengyu Industry Development Co. Ltd. and six individual residents of the People’ Republic of China (English translation of original Chinese version furnished as Exhibit 99.1 to the Current Report on Form 6-K furnished September 18, 2007, and incorporated herein by reference).

4.5

Trust Agreement of Shareholding dated September 5, 2007 by and between Yunnan Feishang Mining Co. Ltd. and Yangpu Fengyu Industry Development Co. Ltd. (English translation of original Chinese version furnished as Exhibit 99.2 to the Current Report on Form 6-K furnished September 18, 2007, and incorporated herein by reference).

Exhibit No.	Exhibit Description
4.6

Agreement dated December 28, 2007 by and among Beijing SinoTech Institute of Mineral Exploration Co. Ltd., Lueyang Longda Stone Casting Co. Ltd. and Yunnan Feishang Mining Co. Ltd. (English translation of original Chinese version furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished January 11, 2008, and incorporated herein by reference).

4.7

Investors’ Agreement in respect of Guizhou Pucheng Mining Co. Ltd. dated January 26, 2008 by and among Yunnan Feishang Mining Co. Ltd., Yangpu Lianzhong Mining Co. Ltd. and Jiangxi Province Coal Group Company (English translation of original Chinese version furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished February 7, 2008, and incorporated herein by reference).

4.8

Agreement dated February 20, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. in relation to the Sale and Purchase of the Entire Issued Share Capital and the Shareholder’s Loan of Mark Faith Technology Development Limited (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished February 29, 2008, and incorporated herein by reference).

4.9

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Pineboom Investments Limited dated July 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished July 15, 2008, and incorporated herein by reference).

4.10

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Newhold Investments Limited dated August 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished August 13, 2008, and incorporated herein by reference).

4.11

Service Agreement dated as of October 1, 2008 by and between the Company and Li Feilie (furnished as Exhibit 99.2 to the Current Report on Form 6-K furnished November 10, 2008, and incorporated herein by reference).

4.12

Service Agreement dated as of October 1, 2008 by and between the Company and Tam Cheuk Ho (furnished as Exhibit 99.3 to the Current Report on Form 6-K furnished November 10, 2008, and incorporated herein by reference).

4.13

Service Agreement dated as of October 1, 2008 by and between the Company and Wong Wah On Edward (furnished as Exhibit 99.4 to the Current Report on Form 6-K furnished November 10, 2008, and incorporated herein by reference).

4.14

Agreement for the Sale and Purchase of the Shares in Mark Faith Technology Development Limited dated December 30, 2008 by and between China Natural Resources, Inc. and Joysight Limited (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished January 6, 2009, and incorporated herein by reference).

4.15

Letter Agreement dated January 12, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (furnished as Exhibit 10.2 to the Current Report on Form 6-K furnished January 20, 2009, and incorporated herein by reference).

4.16

Loan Agreement dated February 2, 2009 by and between Guizhou Yongfu Mining Co., Limited and China Minsheng Banking Corp. Ltd. (filed as Exhibit 4.21 to the Annual Report on Form 20-F filed June 29, 2009, and incorporated herein by reference).

4.17

Letter Agreement dated July 10, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (furnished as Exhibit 10.2 to the Current Report on Form 6-K furnished July 16, 2009, and incorporated herein by reference).

4.18

Agreement for the Sale and Purchase of the Shares in Mark Faith Technology Development Limited dated September 29, 2009 by and between China Natural Resources, Inc. and Joysight Limited (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished October 6, 2009, and incorporated herein by reference).

4.19

Agreement by and between Yangpu Lianzhong Mining Co., Ltd. and Dongguan City Zhongxian Industrial Investment Co., Ltd. on Stock Transfer of Guangdong Longchuan Jinshi Mining Development Co., Ltd. (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished February 9, 2010, and incorporated herein by reference).

4.20

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Wealthy Year Limited dated April 30, 2010 by and between Feishang Group Limited and China Natural Resources, Inc. (furnished as Exhibit 4.1 to the Current Report on Form 6-K furnished May 11, 2010, and incorporated herein by reference).

Exhibit No.	Exhibit Description
4.21	Loan Agreement dated August 24, 2010 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd. (filed herewith)
4.22

Agreement dated November 30, 2010 by and between Yangpu Lianzhong Mining Co., Ltd. and Bayannaoer City Feishang Copper Co., Ltd. on Stock Transfer of Hainan Nonferrous Metal Mining Co. Limited (filed herewith)

4.23	Loan Agreement dated December 14, 2010 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd. (filed herewith)
4.24	Sales and Purchase Master Contract dated June 1, 2011 by and between Huludao Zinc Industry Co., Ltd. and Wuhu Feishang Mining Development Co., Ltd (filed herewith).
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2010 (contained in Financial Statements filed herewith).
8	Subsidiaries of the Registrant (filed herewith).
11	Code of Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1

Consent of Ernst & Young to incorporation of audit report dated June 30, 2011 into registration statement on Form S-8 (SEC File No. 333-146790) and registration statement on Form F-3 (SEC File No. 333-163702) (filed herewith).

15.2

Consent of GHP Horwath, P.C. to incorporation of audit report dated May 26, 2010 into registration statement on Form S-8 (SEC File No. 333-146790) and registration statement on Form F-3 (SEC File No. 333-163702) (filed herewith).

15.3	Letter dated October 15, 2010 from GHP Horwath, P.C. (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: June 30, 2011	By:	/s/ LI FEILIE
Li Feilie, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated balance sheets as of December 31, 2009 and 2010

b.

Consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010

c.

Consolidated statements of comprehensive income for the years ended December 31, 2008, 2009 and 2010

d.

Consolidated statements of changes in equity for the years ended December 31, 2008, 2009 and 2010

e.

Consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010

f.

Notes to consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

Pages

Reports of independent registered public accounting firms	F-2 – F-5

Consolidated balance sheets	F-6 – F-7

Consolidated statements of operations	F-8 – F-9

Consolidated statements of comprehensive income	F-10

Consolidated statements of changes in equity	F-11

Consolidated statements of cash flows	F-12 – F-13

Notes to consolidated financial statements	F-14 – F-59

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited the accompanying consolidated balance sheets of China Natural Resources, Inc. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2010, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2010 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on criteria established on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2011 expressed an unqualified opinion thereon.

/S/ Ernst & Young

Certified Public Accountants

Hong Kong

June 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited internal control over financial reporting of China Natural Resources, Inc. as of December 31, 2010, based on criteria established on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The management of China Natural Resources Inc. is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Wealthy Year Limited and its subsidiaries other than Guizhou Yongfu Mining Co. Limited, which are included in the 2010 consolidated financial statements of the Group and constituted RMB1,601,627,838 (US$242,413,779) and RMB583,818,061 (US$88,363,563) of total and net assets, respectively, as of December 31, 2010 and RMB46,126,554 (US$6,981,467) and RMB572,777,269 (US$86,692,488) of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of China Natural Resources Inc. also did not include an evaluation of the internal control over financial reporting of Wealthy Year Limited and its subsidiaries other than Guizhou Yongfu.

In our opinion, China Natural Resources Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Natural Resources Inc. and its subsidiaries as of December 31, 2010, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended and our report dated June 30, 2011 expressed an unqualified opinion thereon.

/S/ Ernst & Young

Certified Public Accountants

Hong Kong

June 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited the accompanying consolidated balance sheet of China Natural Resources, Inc. and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the two-year period ended December 31, 2009. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Natural Resources, Inc. and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1, 3 and 20 to the consolidated financial statements, the Company has significant transactions and relationships with related parties. Because of these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

As discussed in Notes 3, 4 and 8 to the consolidated financial statements, the Company acquired all of the issued and outstanding stock of Newhold Investments Limited in January 2009, Pineboom Investments Limited in July 2009, and Wealthy Year Limited in April 2010. In September 2009, the Company sold its remaining 60% interest in Mark Faith Technology Development Limited and its wholly-owned subsidiary, and in February 2010, the Company sold its 45% equity interest in Guangdong Longchuan Jinshi Mining Development Co., Ltd.

/S/ GHP HORWATH, P.C.

Denver, Colorado

May 26, 2010

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 AND 2010

(Amounts in thousands, except share and per share data)

ASSETS

		December 31,
		2009	2010	2010
	Notes	RMB	RMB	US$
CURRENT ASSETS
Cash and cash equivalents		186,582	126,685	19,174
Trade receivables:
Related parties	20	68,740	—	—
Third parties, net of allowance for doubtful accounts of RMB295 and RMB259 (US$39) as of December 31, 2009 and 2010, respectively		1,070	13,807	2,090
Bills receivable		1,000	2,200	333
Inventories	5	4,187	11,454	1,734
Notes and advances receivable		169,018	—	—
Deferred tax assets	19	513	439	66
Advances to an unconsolidated investee, net	20	37,432	—	—
Prepayments	6	675	7,791	1,180
Other receivables		4,473	14,538	2,200

TOTAL CURRENT ASSETS		473,690	176,914	26,777

DEFERRED TAX ASSETS	19	1,560	1,695	257

PROPERTY AND EQUIPMENT, NET	7	198,456	1,823,992	276,070

INVESTMENTS IN UNCONSOLIDATED INVESTEES	8	12,856	—	—

REHABILITATION FUND	9	—	20,402	3,088

PREPAYMENTS	6	6,514	15,825	2,395

TOTAL NON-CURRENT ASSETS		219,386	1,861,914	281,810

TOTAL ASSETS		693,076	2,038,828	308,587

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2009 AND 2010

(Amounts in thousands, except share and per share data)

LIABILITIES AND EQUITY

		December 31,
		2009	2010	2010
	Notes	RMB	RMB	US$
CURRENT LIABILITIES
Short-term bank loans	12	—	100,000	15,135
Bills payable		20,000	—	—
Accounts payable	10	17,851	82,897	12,548
Mining rights payable – current	13	—	19,192	2,904
Other payables	11	25,946	46,880	7,096
Advances from customers		339	1,306	199
Accrued liabilities		3,001	7,117	1,077
Payables to related parties	20	55,460	44,782	6,778
Income tax and other taxes payable		11,664	22,034	3,335
Interest payable – current		648	4,253	644

TOTAL CURRENT LIABILITIES		134,909	328,461	49,716

Long-term bank loans	12	100,000	318,742	48,243
Mining rights payable – non-current	13	65,538	132,966	20,125
Interest payable – non-current		7,743	13,205	1,999
Long-term payable to the Shareholder	20	—	404,093	61,161
Deferred tax liabilities	19	—	294,250	44,536
Asset retirement obligations	14	5,609	9,036	1,368

TOTAL NON-CURRENT LIABILITIES		178,890	1,172,292	177,432

TOTAL LIABILITIES		313,799	1,500,753	227,148

COMMITMENTS	23

EQUITY
China Natural Resources, Inc. equity:
Preferred shares, no par: Authorized – 10,000,000 shares; Issued and outstanding – nil		—	—	—
Common shares, no par: Authorized – 200,000,000 shares; Issued and outstanding – 21,123,416 and 22,723,416 shares at December 31, 2009 and 2010, respectively		312,081	312,081	47,235
Reserves		7,331	11,124	1,684
Additional paid-in capital		301,166	396,434	60,002
Retained deficit		(231,495)	(246,510)	(37,311)
Other comprehensive loss		(35,662)	(20,902)	(3,164)

TOTAL CHINA NATURAL RESOURCES, INC. EQUITY		353,421	452,227	68,446
NON-CONTROLLING INTERESTS		25,856	85,848	12,993
		379,277	538,075	81,439

TOTAL LIABILITIES AND EQUITY		693,076	2,038,828	308,587

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2008	2009	2010	2010
	Notes	RMB	RMB	RMB	US$
NET SALES
Related parties	20	26,210	63,025	—	—
Third parties		74,707	44,725	100,813	15,259
	15	100,917	107,750	100,813	15,259
COST OF SALES
Related parties		(25,452)	(61,887)	—	—
Third parties		(34,953)	(33,749)	(58,832)	(8,904)
	16	(60,405)	(95,636)	(58,832)	(8,904)
GROSS PROFIT		40,512	12,114	41,981	6,355
ADMINISTRATIVE EXPENSES, including share-based compensation expense of RMB26,016 (US$3,938) in 2008, 2009 and 2010		(48,407)	(57,271)	(92,090)	(13,938)
OTHER OPERATING EXPENSES		—	(9,316)	(9,031)	(1,367)

LOSS FROM OPERATIONS		(7,895)	(54,473)	(59,140)	(8,950)

FINANCE COST	17	(8)	(11)	(6,007)	(909)
INTEREST INCOME		2,158	2,654	1,112	168
LOSS ATTRIBUTABLE TO INVESTMENTS IN UNCONSOLIDATED INVESTEES	8	(9,691)	(11,211)	(6,310)	(955)
GAIN ON DISPOSAL OF UNCONSOLIDATED INVESTEES	8	—	—	30,571	4,627
GAIN FROM BARGAIN PURCHASE OF A SUBSIDIARY	3	—	—	624,148	94,468
OTHER EXPENSES	18	(2,985)	(236)	(1,874)	(282)
		(10,526)	(8,804)	641,640	97,117
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX		(18,421)	(63,277)	582,500	88,167

INCOME TAX EXPENSE	19	(6,294)	(2,438)	(12,224)	(1,850)
(LOSS) INCOME FROM CONTINUING OPERATIONS		(24,715)	(65,715)	570,276	86,317

DISCONTINUED OPERATIONS	4
Income (loss) from discontinued Mark Faith operations, net of tax		24,560	(10,937)	—	—
Gain on disposal of Mark Faith		78,877	123,133	—	—
INCOME FROM DISCONTINUED OPERATIONS		103,437	112,196	—	—

NET INCOME		78,722	46,481	570,276	86,317
NET INCOME (LOSS) ATTRIBUTABLE TO:
CHNR Shareholders		78,722	54,140	574,395	86,940
Non-controlling interests		—	(7,659)	(4,119)	(623)
		78,722	46,481	570,276	86,317
NET (LOSS) INCOME ATTRIBUTABLE TO CHNR SHAREHOLDERS:
Continuing operations		(24,715)	(62,431)	574,395	86,940
Discontinued operations		103,437	116,571	—	—
		78,722	54,140	574,395	86,940

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
NET (LOSS) INCOME PER SHARE:
Basic
(Loss) income from continuing operations	(1.28)	(2.97)	25.59	3.87
Income from discontinued operations	5.36	5.55	—	—
Net income per share	4.08	2.58	25.59	3.87

NET (LOSS) INCOME PER SHARE:
Diluted
(Loss) income from continuing operations	(1.11)	(2.86)	25.25	3.82
Income from discontinued operations	4.64	5.34	—	—
Net income per share	3.53	2.48	25.25	3.82

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:

Basic	19,276,019	21,004,238	22,443,416	22,443,416
Diluted	22,278,600	21,817,907	22,751,864	22,751,864

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
NET INCOME	78,722	46,481	570,276	86,317

Other comprehensive (loss) income:
Foreign currency translation adjustments	(22,600)	(101)	14,760	2,234

Total other comprehensive (loss) income	(22,600)	(101)	14,760	2,234

COMPREHENSIVE INCOME	56,122	46,380	585,036	88,551

Comprehensive loss attributable to non-controlling interests	—	(7,659)	(4,119)	(623)

Comprehensive income attributable to China Natural Resources, Inc.	56,122	54,039	589,155	89,174

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

	Common shares outstanding	Share capital	Reserves	Additional paid-in capital	Retained earnings/ (deficit)	Accumulated other comprehensive income (loss)	Non- controlling interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2008	17,323,416	312,081	7,331	127,707	94,365	(12,961)	—	528,523
Share-based compensation	—	—	—	26,016	—	—	—	26,016
Exercise of stock options (Note 21)	300,000	—	—	17,472	—	—	—	17,472
Exercise of warrants (Note 21)	2,000,000	—	—	57,557	—	—	—	57,557
Comprehensive income (loss)	—	—	—	—	78,722	(22,600)	—	56,122
Deemed distribution to the Shareholder for acquisition of Mark Faith	—	—	—	—	(11,916)	—	—	(11,916)
Decrease in deemed distribution as a result of sale of 40% interest in Mark Faith	—	—	—	—	4,767	—	13,919	18,686
Balances at December 31, 2008	19,623,416	312,081	7,331	228,752	165,938	(35,561)	13,919	692,460
Share-based compensation	—	—	—	26,016	—	—	—	26,016
Exercise of warrants (Note 21)	1,500,000	—	—	46,398	—	—	—	46,398
Comprehensive income (loss)	—	—	—	—	54,140	(101)	(7,659)	46,380
Acquisition of Newhold (Note 3.1(a))	—	—	—	—	—	—	29,139	29,139
Deemed distribution to the Shareholder (Note 3.1)	—	—	—	—	(458,722)	—	—	(458,722)
Decrease in deemed distribution as a result of sale of 60% interest in Mark Faith	—	—	—	—	7,149	—	(9,543)	(2,394)
Balances at December 31, 2009	21,123,416	312,081	7,331	301,166	(231,495)	(35,662)	25,856	379,277
Share-based compensation	—	—	—	26,016	—	—	—	26,016
Exercise of stock options (Note 21)	600,000	—	—	34,976	—	—	—	34,976
Exercise of warrants (Note 21)	1,000,000	—	—	34,276	—	—	—	34,276
Comprehensive income	—	—	—	—	574,395	14,760	(4,119)	585,036
Acquisition of Wealthy Year (Note 3.2)	—	—	—	—	—	—	64,111	64,111
Deemed distribution to the Shareholder (Note 3.2)	—	—	—	—	(585,617)	—	—	(585,617)
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	3,793	—	(3,793)	—	—	—
Balances at December 31, 2010	22,723,416	312,081	11,124	396,434	(246,510)	(20,902)	85,848	538,075

Balances at December 31, 2010 (US$)	22,723,416	47,235	1,684	60,002	(37,311)	(3,164)	12,993	81,439

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	78,722	46,481	570,276	86,317
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	13,750	14,627	8,031	1,216
Amortization	1,648	4,324	4,863	736
Share-based compensation	26,016	26,016	26,016	3,938
Loss (gain) on disposal of property and equipment	152	142	232	35
Loss attributable to investments in unconsolidated investees	9,691	11,211	6,310	955
Accretion expenses	—	—	309	47
Net (gain) loss on derivative assets	(25,834)	22,564	—	—
Gain from bargain purchase of a subsidiary	—	—	(624,148)	(94,468)
Gain on disposal of a subsidiary	(78,877)	(123,133)	—	—
Gain on disposal of unconsolidated investees	—	—	(30,571)	(4,627)
Deferred income tax (benefit) expense	(1,045)	(1,028)	4,682	709
Changes in operating assets and liabilities:
Increase in rehabilitation fund	—	—	(15,433)	(2,336)
Trade receivables	(12,729)	(10,141)	58,480	8,848
Bills receivable	11,540	1,110	(1,200)	(182)
Inventories	104,367	(117,921)	(3,602)	(545)
Prepayments	(2,863)	(34,789)	(7,116)	(1,077)
Other receivables	8,893	(16,763)	(3,723)	(563)
Accounts payable	(75,647)	58,704	30,109	4,558
Other payables	2,904	4,218	(9,449)	(1,430)
Advances from customers	13,092	3,190	(237)	(36)
Accrued liabilities	(4,066)	2,868	4,116	622
Interest payables	—	—	1,305	198
Income and other taxes payable	(735)	(4,902)	11,561	1,750

Net cash provided by (used in) operating activities	68,979	(113,222)	30,811	4,665

INVESTING ACTIVITIES
Investment in an unconsolidated investee	(900)	—	—	—
Advances to an unconsolidated investee	(39,796)	—	—	—
Repayments from related parties	21,000	51,541	39,796	6,023
Proceeds from sale of derivative instruments	30,319	—	—	—
Purchase of derivative instruments	(5,000)	(30,795)	—	—
Purchases of property and equipment	(4,671)	(32,445)	(251,170)	(38,016)
Net proceeds from disposal of property and equipment	—	—	3,853	583
Net cash paid for acquisition of subsidiaries	(103,652)	(258,298)	(371,172)	(56,179)
Net proceeds from disposal of a subsidiary	—	180,094	169,018	25,582
Net proceeds from disposal of unconsolidated investees	—	—	34,754	5,260

Net cash used in investing activities	(102,700)	(89,903)	(374,921)	(56,747)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
FINANCING ACTIVITIES
Proceeds from bank loans	—	350,000	318,742	48,243
Proceeds from exercise of stock options	17,472	—	34,976	5,294
Proceeds from exercise of warrants	57,557	46,398	34,276	5,188
Repayments to related parties	(376,834)	(107,509)	(14,256)	(2,158)
Advances from related parties	1,651	1,015	—	—
Repayments to an unrelated third party	—	—	(99,239)	(15,020)
Repayments on capital lease obligation	(9,242)	(20,756)	—	—
Net cash (used in) provided by financing activities	(309,396)	269,148	274,499	41,547

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(343,117)	66,023	(69,611)	(10,535)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(19,684)	(329)	9,714	1,468

CASH AND CASH EQUIVALENTS, BEGINNING	483,689	120,888	186,582	28,241

CASH AND CASH EQUIVALENTS, ENDING	120,888	186,582	126,685	19,174

Supplementary disclosures of cash flows information:

Cash paid for income taxes	20,068	1,169	7,421	1,123

Cash paid for interest
(including RMB16,224 (US$2,445capitalized)	2,835	8,446	17,861	2,703

Supplemental disclosure of non-cash investing and financing activities:

Business and asset acquisitions:
Assets acquired	538,126	655,068	1,378,982	208,715
Liabilities assumed	(515,975)	(212,952)	(540,723)	(81,841)

	22,151	442,116	838,259	126,874
Sale of interest in Mark Faith
Notes receivable	95,586	144,275	—	—
Excess of purchase price over Mark Faith net assets acquired and non-controlling interest recorded	(16,709)	(21,142)	—	—
Gain	78,877	123,133	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES

The following depicts China Natural Resources, Inc. (“CHNR”) and its subsidiaries (collectively “the Company” or “the Group”) at December 31, 2010:

CHNR (BVI)

100%	100%	80%	100%			100%	100%	100%	100%
FMH Services (Florida, US)	Feishang Mining (BVI)	Silver Moon (BVI)	Wealthy Year (BVI)			China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)

	100%		100%			100%		100%	100%
	Wuhu Feishang (PRC)		Smartact (HK)			Yangpu Lianzhong (PRC)		Feishang Yongfu (HK)	Feishang Dayun (HK)

	100%		100%					100%	100%
	Yunnan Mining (PRC)		Guizhou Fuyuantong (PRC)					Yangpu Shuanghu (PRC)	Yangpu Dashi (PRC)

	100%		100%						100%
	Feishang Management (PRC)		Guizhou Puxin (PRC)						Guizhou Dayun (PRC)

				99%	Linjiaao Coal (PRC)

				99%	Gouchang Coal (PRC)

				99%	Xinsong Coal (PRC)

				99%	Dayuan Coal (PRC)

				70%	Baiping Mining (PRC)

				70%	Guizhou Yongfu (PRC)

				100%	Bijie Feishang (PRC)

CHNR is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The Company does not conduct any substantive operation of its own and conducts its primary business operations through its subsidiaries. CHNR’s principal shareholder is Feishang Group Limited (“Feishang Group” or, “the Shareholder”), a British Virgin Islands corporation, and Mr. Li Feilie, the sole officer, director and beneficial owner of the Shareholder, is the Chairman and Chief Executive Officer (“CEO”) of CHNR.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

Wuhu Feishang was established in June 2002, and commenced operations in May 2003 upon its acquisition of Anhui Fanchang Zinc and Iron Mine (“Anhui Fanchang”), a PRC state-owned entity. As of December 31, 2010, Wuhu Feishang holds the mining right to Yangchong Mine, which contains iron and zinc minerals. Through September 2009, Wuhu Feishang also owned the mining right to Zaoyuan Mine, which contains primarily iron mineral, and the right expired in October 2009. These mines, in which the Company has acquired mineral rights, are the subject of geological surveys performed by licensed valuers in the PRC in conformity with procedures and protocols in the PRC. While these procedures and protocols are different from the procedures and protocols generally recognized in the United States, they are, with respect to certain of the Company’s mining properties, sufficient to support the existence of “probable” reserves. Wuhu Feishang is considered to be in the production stage.

In August 2007, Wuhu Feishang acquired exploration rights to Sichong Gold-Silver-Lead-Zinc Mine, which is anticipated to contain mineable quantities of silver, lead, zinc and copper.

Yunnan Feishang Mining Co., Limited (“Yunnan Mining”) is a PRC company formed in June 2007 for the purpose of engaging in the mining and processing of non-ferrous metal in the PRC. In October 2009, Yunnan Mining acquired exploration rights to the Baiguochong Mine, which is anticipated to contain mineable quantities of lead and zinc.

In October 2008, Shenzhen Feishang Management and Consulting Co. Limited (“Feishang Management”) was formed as a wholly-owned PRC subsidiary of Yunnan Mining and is engaged in management and consulting services to the other entities within the Group.

(b)

China Coal Mining Investments Limited and its subsidiary and unconsolidated investees

In March 2008, the Company formed China Coal Mining Investments Limited (“China Coal”) for the purpose of holding companies engaging in the exploration and exploitation of coal and other mines in the PRC. China Coal owns 100% of Yangpu Lianzhong Mining Co., Ltd. (“Yangpu Lianzhong”). Through December 31, 2009, China Coal and Yangpu Lianzhong’s operations have primarily consisted of selling copper, which it has acquired from Feishang Copper. Along with the disposal of Feishang Copper in September 2009 as discussed in Note 4, the trading business of copper ceased. Yangpu Lianzhong is currently dormant.

On January 15, 2008, the Company acquired a 45% interest in Guangdong Longchuan Jinshi Mining Development Co., Ltd (“Guangdong Longchuan”). Guangdong Longchuan was formed to engage in the exploration, development, mining and sale of non-ferrous metals in the Guangdong Province of the PRC. On February 1, 2010, the Company sold its entire 45% equity interest in Guangdong Longchuan to an unrelated third party (Note 8).

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)

China Coal Mining Investment Limited and its subsidiary and unconsolidated investees (continued)

Hainan Nonferrous Metal Mining Co. Ltd. (“Hainan Nonferrous Metal”) was formed in September 2007 under the laws of the PRC to engage in the exploration, development, mining and sale of non-ferrous metals in Hainan Province and other regions in the PRC. Until December 2010, the Company effectively owned a 48% equity interest in Hainan Nonferrous Metal (Note 8). Hainan Nonferrous Metal also owns an 85% equity interest in Societe D'investissement Miniere Longfei, a Madagascar company engaged in the search for potential mining projects in Madagascar; and a 60% equity interest in Sinocean Mining Company Limited, a Hong Kong company engaged in the identification of potential mining projects in the Philippines. On December 17, 2010, Yangpu Lianzhong disposed its 48% equity interest in Hainan Nonferrous Metal, to an unrelated third party (Note 8).

(c)

Coal mining subsidiaries

The Company acquired Newhold Investments Limited (“Newhold”), Pineboom Investments Limited (“Pineboom”), Wealthy Year Limited (“Wealthy Year”) from Feishang Group in January 2009, July 2009 and April 2010, respectively (Note 3). They are principally engaged in coal mining activities in the PRC.

(d)

Mark Faith Technology Development Limited and its subsidiary

On March 4, 2008, CHNR acquired all of the issued and outstanding capital stock of Mark Faith Technology Development Limited (“Mark Faith”) and its wholly-owned subsidiary, Bayannaoer City Feishang Copper Company Limited (“Feishang Copper”) from Feishang Group.

Feishang Copper is located in Inner Mongolia and is engaged in the smelting and refining of blister copper and sulfuric acid for distribution in the PRC. On December 30, 2008 and September 29, 2009, CHNR sold respectively 40% and 60% of its investment in Mark Faith to an unrelated third party (Note 4).

(e)

Other subsidiaries

FMH Corporate Services, Inc. (“FMH Services”) is a wholly-owned United States (“U.S.”) company incorporated in November 2007. FMH Services has been dormant since incorporation.

Sunwide Capital Limited (“Sunwide”) is a wholly-owned BVI company incorporated in 2001, which was formed to invest in U.S.’ listed securities. Sunwide is a dormant company.

Silver Moon Technologies Limited (“Silver Moon”) is a BVI company incorporated in 2002. Silver Moon is not engaged in active business operations.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation and use of estimates

The accompany consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the consolidated financial statements included, but are not limited to, business combinations, share-based compensation, impairment of long-lived assets, asset retirement obligations, deferred income tax assets and liabilities, contingencies and coal and mine reserve estimation.

(b)

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtained control and continued to be consolidated until the date that such control ceases. All significant intercompany accounts and transactions have been eliminated upon consolidation.

The Company initially measures the recognized assets and liabilities of an investee transferred from parties under common control at their carrying amounts in the books of the transferring entity at the date of transfer. The Company presents the financial information of the investee in its consolidated financial statements as though the assets and liabilities had been transferred as of the beginning of the earliest period presented or since the date the investee and the Company were under common control.

(c)

Going concern

As of December 31, 2010, the Company has a working capital deficiency of RMB151,547 (US$22,939).  The Shareholder has confirmed to the Company continuous financial support to the Company. Subsequent to year end, the Company has secured additional loan facilities totaling RMB240,000 (US$36,325) (Note 25). The Company will also open renewal negotiations with the banks in due course and has, at this stage, not sought any written commitment that the loan facilities will be renewed. However, the Company has held discussion with its bankers about its future borrowing needs and no matters have been drawn to its attention to suggest that renewal may not be forthcoming on acceptable terms. The Company’s forecasts and projections, taking account of reasonably possible changes in trading performance, operating as well as capital expenditure, continuous Shareholder’s support and availability of bank facilities, show that the Company should be able to operate within the level of its current capacity.

In view of these, the Company expects it will have sufficient liquidity to finance its operations for the next twelve months. Therefore, the consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)

Fair value measurements

Financial instruments of the Group primarily include cash, trade receivable, certain other current assets, accounts payable, certain other liabilities, amounts due from and due to related parties, short-term bank and long-term bank loans and mining rights payable. As of December 31, 2009 and 2010, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments, and the carrying values of long-term bank loans and mining rights payable approximate their fair values due to the fact that the interest rates on almost all the balances are reset each year based on prevailing interest rates stipulated by People’s Bank of China.

The Company applies ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The Group had no financial instruments measured at fair value on a recurring or a non-recurring basis as of December 31, 2009 and 2010.

(e)

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less. The Group classifies its cash set aside for rehabilitation fund which is restricted to withdrawal and use under non-current assets (Note 9).

(f)

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted-average method. For finished goods, the Group determines market value based on current metals and coal prices, less costs to convert stockpiled and in-process inventories to finished products. Major types of inventories include:

•

Raw materials, which consist of extracted raw ore and auxiliary materials – costs are limited to those directly related to mining.

•

Work-in-progress, which consists of semi-finished iron and zinc ore; and semi-finished blister copper – valued at the cost of production through the point at which inventory has been processed.

•

Finished goods, which are valued at the lower of full cost of production or market value based on current metal prices and coal prices.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Property and equipment

Exploration and development costs for exploration stage projects are expensed as they are incurred until the projects can be demonstrated, in accordance with the mining industry practice in the PRC, that a mining right permit is about to be obtained. At such point, costs will then be capitalized, similar to costs related to in-fill explorations and developments in which the Company has obtained the mining right permits, and for which proven and probable reserves have been established. Depreciation is based on actual units of production over the estimated reserves.

Exploration rights are capitalized and amortized over the term of the license granted to the Company by the authorities.

Buildings and mine development, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortization and any impairment losses. The Company has determined that its mining rights meet the definition of mineral rights and are tangible assets, and they have therefore been classified as property and equipment. The costs of mining rights are initially capitalized as tangible assets when purchased. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalized and are amortized upon productions based on actual units-of-production over the estimated reserves of the mines. For mining rights in which proven and probable reserves have not yet been established, the Company assesses the carrying value for impairment at the end of each reporting period. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past.

Mining related buildings & mine development and mining related machinery & equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which probable reserves have been established are depreciated upon production based on actual units of production over the estimated reserves of the mines.

Reserve estimates are reviewed when information becomes available that indicates a reserve change is needed, or at a minimum once a year. Any material effect from changes in estimates is considered in the period the change occurs.

Depreciation is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset. Estimated useful lives are as follows:

Non-mining related buildings and mine development	15 - 35 years
Non-mining related machinery and equipment	5 - 15 years
Motor vehicles	5 - 8 years

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognized in other income.

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives or units of production of those assets. Construction costs are capitalized as incurred. Interest is capitalized as incurred during the construction period.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Asset retirement obligations

The Company’s legal obligations associated with the retirement of long-lived assets are recognized at fair value at the time the obligations are incurred and if a reasonable estimate of fair value can be made.  Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related long-lived asset. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Depreciation of the capitalized asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance cost in the consolidated statements of operations. Any difference between the recorded obligation and the actual costs of reclamation is recorded in profit or loss in the period the obligation is settled. See additional discussion in Note 14, “Asset Retirement Obligations”.

(i)

Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including property and equipment for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable metals and coals as appropriate, corresponding expected commodity prices (considering current and historical prices, price trends and related factors), production levels and operating costs of production, and capital, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company’s estimates of future cash flows are based on numerous assumptions, and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable metal or coal, future prices, production levels and operating costs of production, and capital are each subject to significant risks and uncertainties.

(j)

 Trade receivable

The Company’s current customers are generally creditworthy and credit is extended based on an evaluation of the customers’ financial condition and, therefore, generally collateral is not required. Trade receivables are recognized and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable based on its loss history and aging analysis. Receivables from related parties are recognized and carried at the nominal amount due and are interest free.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)

Equity method investments

Investee entities in which the Company has the ability to exercise significant influence, but not control, are accounted for under the equity method of accounting, and are presented as investments in unconsolidated investees in the accompanying consolidated financial statements. Generally, a 20% to 50% interest in the voting securities of the investee, including voting rights associated with the Company’s holdings in common, preferred and other convertible instruments in the investee indicate the ability to exercise significant influence. Under the equity method of accounting, the Company’s proportionate share of the earnings or losses of these investees is presented on the face of the consolidated statements of operations.

A loss in value of an investment that is other than a temporary decline is recognized as a charge to operations. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. No other than temporary declines were recorded in years ended December 31, 2008, 2009 and 2010.

(l)

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

In accordance with the relevant tax laws in the PRC, value-added taxes (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance in the consolidated balance sheets. VAT on sales amounted to RMB17,156, RMB18,318 and RMB16,420 (US$2,485) for the years ended December 31, 2008, 2009 and 2010, respectively. The Group recognized revenues net of VAT.

(m)

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC sub-topic 740-10 (“ASC 740-10”), Income Taxes: Overall. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net operating loss carry forwards and credits, using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in the consolidated statements of operations in the period that includes the enactment date.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)

Income taxes (continued)

The Company accounts for uncertainty in income taxes in accordance with ASC 740-10. Interests and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expenses is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized from the accounting for uncertainty in income taxes is classified in the financial statements as interest expenses, while penalties recognized from the accounting for uncertainty in income taxes are classified in the financial statements as other expenses.

The Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail, which is defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured, using a probability weighted approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretation of laws, rulings by tax authorities, certain changes and developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s financial statements. Additionally, in future periods, change in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the change occurs.

(n)

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)

Earnings per share (continued)

Basic and diluted earnings per share for the years ended December 2008, 2009 and 2010 were calculated as follows:

	2008	2009	2010
	RMB	RMB	RMB	USD
Net (loss) income attributable to CHNR shareholders:
From continuing operations	(24,715)	(62,431)	574,395	86,940
From discontinued operations	103,437	116,571	—	—

Weighted average number of common shares:
Basic	19,276,019	21,004,238	22,443,416	22,443,416
Effect of diluted securities:
Warrants	2,703,807	688,463	308,448	308,448
Share-based compensation	298,774	125,206	—	—
Diluted	22,278,600	21,817,907	22,751,864	22,751,864

(Loss) earnings per share attributable to CHNR shareholders:
Basic:
From continuing operations	(1.28)	(2.97)	25.59	3.87
From discontinued operations	5.36	5.55	—	—
Diluted:
From continuing operations	(1.11)	(2.86)	25.25	3.82
From discontinued operations	4.64	5.34	—	—

Stock options for the purchase of 1,000,000 shares with an exercise price of US$22.64 were not included in 2008, 2009 and 2010, as their effect would have been anti-dilutive.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)

Foreign currency translation

The functional currency of substantially all the operations of the Group is the RMB, the national currency of the PRC. The financial statements of subsidiary operations with a functional currency other than the RMB have been translated into RMB. All balance sheets accounts have been translated using the exchange rates in effect at the balance sheets date and the statements of operations’ amounts have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of comprehensive income.

Transactions denominated in currencies other than the RMB are translated into RMB at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into RMB at the rate of exchange at the balance sheets date. The resulting exchange gains or losses are credited or charged to the consolidated statements of operations.

(p)

Convenience translation

The financial statements are stated in RMB. The translation of amounts from RMB into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2010 of US$1.00 = RMB6.6070. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2010 or at any other date.

(q)

Share-based compensation

The Company accounts for share awards issued to directors and employees in accordance with ASC sub-topic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. In accordance with the fair value recognition provision of ASC 718-10, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense using straight-line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For options granted in 2008, no forfeiture rate was considered necessary in the estimates.

(r)

Employee defined contribution plan

Full time employees of the Company’s subsidiaries in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The labor regulations in the PRC require that the Company make contributions to the government for these benefits based on a specific percentage of the employees’ salaries up to a maximum of three times the average annual salary. The Company’s subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such contributions, which were expensed as incurred, were RMB2,167, RMB2,054 and RMB5,946 (US$900) for the years ended December 31, 2008, 2009 and 2010, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)

Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220 (“ASC 220”), Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For the years presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is presented in the consolidated statements of comprehensive income.

(t)

Reclassifications of comparative figures

Certain comparative figures have been reclassified in accordance with current period classification and presentation. These reclassifications have no effect on the prior years’ total equity, net income, or the net change in cash and cash equivalents. The current period classification more closely resembles the nature of the transactions within the Group’s operating structure.

(u)

Recently issued and adopted accounting standards

In December 2010, the FASB issued revised guidance, ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations. which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 is not expected to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 ("ASU 2010-06"), Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or non-recurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. As the Group had no financial instruments measured at fair value, the adoption of ASU 2010-06 did not have a material impact on the Group’s consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

3.

ACQUISITIONS

During the years ended December 31, 2009 and 2010, the Company completed the acquisitions of Newhold, Pineboom, Wealthy Year and their subsidiaries. As a result of these acquisitions, the Company is expanding into its coal mining business in the PRC.

3.1

Asset acquisitions

(a)

Newhold and its subsidiaries

On January 12, 2009, the Company acquired all the issued and outstanding capital stock of Newhold, a BVI company, and its wholly-owned subsidiaries from the Shareholder and assumed the outstanding indebtedness owed by Newhold to the Shareholder on the closing date. The purchase price was RMB287,734 (US$41,850) (the exchange rate on the transaction date: US$1.00 = RMB6.8754) by reference to the estimated amount of coal resources reflected in the Technical Review Report dated December 2008 at not less than 120 million tons.

Newhold was incorporated by the Shareholder under the laws of the BVI in July 2008. Newhold currently operates, through its wholly-owned subsidiaries, Feishang Yongfu Mining Limited (“Feishang Yongfu”) and Yangpu Shuanghu Industrial Co., Ltd. (“Yangpu Shuanghu”) and its 70%-owned subsidiary Guizhou Yongfu Mining Co., Ltd. (“Guizhou Yongfu”), a company established under the laws of the PRC in Guizhou Province. Guizhou Yongfu is principally engaged in coal mine development in the PRC.

The underlying set of assets acquired is not capable of being conducted and managed as a business to generate revenue. As such, the Company determined that the acquisition of Newhold does not constitute a business combination for accounting purposes. The assets acquired and liabilities assumed by the Company were recorded at their historical carrying values on the books of the Shareholder at the acquisition date. The difference between the net assets acquired and the consideration paid to the Shareholder was adjusted in retained earnings as a deemed distribution to the Shareholder.

The following table summarizes Newhold’s assets and liabilities acquired at the acquisition date:

	RMB	US$
Cash and cash equivalents	11,661	1,696
Prepayment and other receivables	52,110	7,579
Inventories and other current assets	24	4
Property and equipment, net	128,159	18,640
Deemed distribution to the Shareholder	289,784	42,148
Current liabilities	(89,132)	(12,964)
Non-current liabilities	(75,733)	(11,015)
Non-controlling interests	(29,139)	(4,238)

Purchase price	287,734	41,850

The exchange rate used in the preceding table is US$1.00 = RMB6.8754, representing the historical exchange rate at the transaction date.

On September 21, 2010, Yangpu Shuanghu transferred its 70% interest in Guizhou Yongfu to Guizhou Puxin Energy Co., Ltd. (“Guizhou Puxin”) for RMB70,000 (Note 3.2).

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

3.

ACQUISITIONS (CONTINUED)

3.1

Asset acquisitions (continued)

(b)

Pineboom and its subsidiaries

On July 10, 2009, the Company acquired all the issued and outstanding capital stock of Pineboom and its wholly-owned subsidiaries (collectively referred to as the “Dayun Coal Group”) from the Shareholder and assumed the outstanding indebtedness owed to the Shareholder by Dayun Coal Group. The final purchase price was approximately RMB154,382 (US$22,456) (the exchange rate on the transaction date: US$1.00 = RMB6.8750) by reference to the estimated amount of coal resources reflected in the Technical Review Report at not less than 100 million tons.

Pineboom, through its subsidiaries, owns a 100% equity interest in Guizhou Dayun Mining Co., Ltd. (“Guizhou Dayun”), which owns an exploration right to Huajuejingtian North Sector Coal Mine, a coal mine located in Jinsha County, Guizhou Province, the PRC.

Pineboom holds primarily an exploration right with no established infrastructure and no mining equipment at the date of acquisition. The underlying set of assets acquired is not capable of being conducted and managed as a business to generate revenue. As such, the Company determined that the acquisition of Pineboom does not constitute a business combination for accounting purposes. The assets acquired and liabilities assumed by the Company were recorded at their historical carrying values on the books of the Shareholder at the acquisition date. The difference between the net assets acquired and the consideration paid to the Shareholder was adjusted in retained earnings as a deemed distribution to the Shareholder.

In the event the mining right permit covering the target mine has not been issued by the Guizhou Provincial Department Land and Resources on or before July 11, 2011, the Company shall be entitled to require the Shareholder to purchase all the shares and indebtedness for a purchase price equal to the consideration with interest at the rate of 12% per annum.

The following table summarizes the Pineboom’s assets and liabilities acquired at the Pineboom acquisition date:

	RMB	US$
Cash and cash equivalents	1,153	168
Prepayment and other receivables	383	56
Property and equipment, net	2,856	415
Deemed distribution to the Shareholder	168,938	24,573
Current liabilities	(18,948)	(2,756)

Purchase price	154,382	22,456

The exchange rate used in the preceding table is US$1.00 = RMB6.8750, representing the historical exchange rate at the transaction date.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

3.

ACQUISITIONS (CONTINUED)

3.2

Business acquisition

Wealthy Year and its subsidiaries other than Guizhou Yongfu and Bijie Feishang

Wealthy Year and its subsidiaries are principally engage in coal mine development and operations in the PRC in Guizhou Province. The coal business is mainly carried out by the seven subsidiaries held by Wealthy Year through Guizhou Puxin. Guizhou Yongfu was transferred by Yangpu Shuanghu to Guizhou Puxin on September 21, 2010 (Note 3.1(a)). Bijie Feishang Energy Co. Ltd. (“Bijie Feishang”) was incoporated on October 13, 2010 under the laws of the PRC by Guizhou Puxin to engage in coal business.

On April 30, 2010, the Company acquired all the issued and outstanding capital stock of Wealthy Year, a BVI company established in January 2010, and its subsidiaries other than Guizhou Yongfu and Bijie Feishang from the Shareholder and assumed the outstanding indebtedness owed by Wealthy Year to the Shareholder (the “Indebtedness”) on the closing date. The total purchase price for the common shares and Indebtedness was US$87,000 (RMB585,617) (the exchange rate on April 30, 2010: US$1.00 = RMB6.7312). In addition, long-term payable due to the Shareholder amounted to RMB150,000 (US$21,974) (the exchange rate on March 18, 2010: US$1.00 = RMB6.8262) was assumed by the Company pursuant to the acquisition of Wealthy Year. As of December 31, 2010, the outstanding consideration due to the Shareholder was RMB330,169 (US$49,973). The assets acquired and liabilities assumed by the Company were recorded at their historical carrying values as of April 30, 2010 as in the books of the Shareholder. The difference between the net assets acquired based on the consideration paid to the unrelated third parties and to the Shareholder, including the long-term payable due to the Shareholder, assumed by the Company was adjusted in retained earnings as a deemed distribution to the Shareholder. In addition, the results of operations of Wealthy Year and its subsidiaries have been included in the Company’s consolidated financial statements since they were established by or first under the control of the Shareholder.

The following table summarizes the fair values of assets and liabilities of Guizhou Puxin and its subsidiaries other than Guizhou Yongfu and Bijie Feishang attributable to the Shareholder’s interests when they were first under the control of the Shareholder on March 18, 2010:

	RMB	US$

Cash and cash equivalents	12,458	1,825
Rehabilitation fund	4,969	728
Trade and other receivables	21,509	3,151
Inventories	3,665	537
Property and equipment, net	1,336,381	195,772
Current liabilities	(226,421)	(33,169)
Deferred tax liabilities	(281,774)	(41,278)
Other non-current liabilities	(32,528)	(4,765)
Non-controlling interests	(64,111)	(9,392)
Fair value recognized by the Shareholder	774,148	113,409
Purchase price paid to unrelated third parties by the Shareholder	(150,000)	(21,975)
Bargain purchase gain on March 18, 2010	624,148	91,434

The exchange rate used in the preceding table is US$1.00 = RMB6.8262, representing the historical exchange rate at the transaction date, March 18, 2010.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

3.

ACQUISITIONS (CONTINUED)

3.2

Business acquisition (continued)

Wealthy Year and its subsidiaries other than Guizhou Yongfu and Bijie Feishang (continued)

As of April 30, 2010, the deemed distribution to the Shareholder upon acquisition of Wealthy Year and its subsidiaries, other than Guizhou Yongfu and Bijie Feishang, by the Company was determined as follow:

	RMB	US$

Consideration paid by the Company to the Shareholder and the long-term payable due to the Shareholder assumed by the Company	735,617	109,285
Purchase price paid to unrelated third parties by the Shareholder	(150,000)	(22,285)
Deemed distribution as of April 30, 2010	585,617	87,000

The exchange rate used in the preceding table is US$1.00 = RMB6.7312, representing the historical exchange rate at the transaction date, April 30, 2010.

The purchase gain was arisen from the distressed sale by the unrelated third parties as a result of the consolidation of smaller coal mines by the PRC government. The valuation is based on an independent valuation report which uses income based approach estimating the future economic benefits and discounts these benefits into present value using a discount rate appropriate for the risks associated with realizing those benefits. The fair value of non-controlling interest is measured at the minority’s proportion of the net fair value of the assets and liabilities recognized.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

4.

DISCONTINUED OPERATIONS

The sale of Mark Faith was made to increase the Company’s working capital and to focus on the Company’s upstream coal and non-ferrous metal businesses.

On December 30, 2008, the Company sold a 40% equity interest in Mark Faith to an unrelated third party for RMB95,586 at a gain of RMB78,877 in 2008. On September 29, 2009, the Company sold its remaining 60% equity interest in Mark Faith to the purchaser for RMB144,275 at a gain of RMB123,133 in 2009. Pursuant to the disposals, the Company received in the form of the purchaser’s 5% interest-bearing and non interest-bearing promissory notes the sales proceeds, accrued interest as well as the repayment of unsecured, interest-free advances of RMB97,248 (US$14,719) due from Mark Faith. The cash received amounted to RMB180,094 and RMB169,018 (US$25,582) in 2009 and 2010, respectively.

The results and cash flows of the discontinued operations included in the consolidated statements of operations and the consolidated statements of cash flows are set out below:

	Period from March 4, 2008 through December 31, 2008	Period from January 1, through September 29, 2009
	RMB	RMB	US$
Income (loss) from discontinued operations:
Revenue
Related parties (1)	352,904	234,696	35,523
Third parties	392,263	180,341	27,295
	745,167	415,037	62,818
Cost of sales and expenses	(717,952)	(419,390)	(63,477)
Income (loss) before income tax	27,215	(4,353)	(659)
Income tax expense (2)	(2,655)	(6,584)	(997)
Income (loss) from discontinued operations	24,560	(10,937)	(1,656)

Cash flows from discontinued operations:
Net cash flows provided by (used in) operating activities	59,798	(52,180)	(7,898)
Net cash flows used in investing activities	(46,023)	(188,406)	(28,516)
Net cash flows (used in) provided by financing activities	(9,243)	229,243	34,697
Net cash flows	4,532	(11,343)	(1,717)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

4.

DISCONTINUED OPERATIONS (CONTINUED)

(1)

The related party transactions represented sales of blister copper, embedded gold in copper and embedded silver in copper to the following related parties:

	Period from March 4, 2008 through December 31, 2008	Period from January 1, through September 29, 2009
	RMB	RMB	US$
Sales from Feishang Copper to Wuhu Hengchang Copper Smelting Co., Ltd. (“Wuhu Hengchang”)	293,991	158,316	23,963
Sales from Feishang Copper to Anhui Xinke New Materials Co., Ltd. (“Anhui Xinke”)	—	76,380	11,560
Sales from Feishang Copper to Wuhu Hengxin Copper Group Co., Ltd. (“Wuhu Hengxin”)	57,269	—	—
Sales from Feishang Copper to Hainan Nonferrous Metal	1,644	—	—
	352,904	234,696	35,523

These entities are controlled by Mr. Li Feilie, who is also an officer, and indirectly, the principal beneficial shareholder of the Company. These amounts represent sales of blister copper, embedded gold in copper and embedded silver in copper.

(2)

Feishang Copper’s income is taxed at 25%.

5.

INVENTORIES

Inventories are summarized as follows:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Raw materials	3,311	9,532	1,443
Work-in-progress	43	—	—
Finished goods	833	1,922	291
	4,187	11,454	1,734

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

6.

PREPAYMENTS

The balance consists of prepayments for cost of:

	December 31,
	2009	2010	2010
	RMB	RMB	US$

Short-term:
Raw material purchases	544	6,380	966
Others	131	1,411	214
	675	7,791	1,180

Long-term:
Land use rights	5,558	9,681	1,465
Construction related work	520	1,527	231
Deposits for equipment purchases	346	2,522	382
Prepaid mining plans design	30	1,191	180
Exploration related work	60	904	137
	6,514	15,825	2,395
	7,189	23,616	3,575

7.

PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2010	2010
	RMB	RMB	US$
At cost:
Mine development and mining rights	164,777	1,546,605	234,087
Machinery and equipment	8,915	30,890	4,675
Motor vehicle	6,129	10,817	1,637
Exploration rights	9,591	—	—
Construction in progress	37,568	274,335	41,522
	226,980	1,862,647	281,921
Less accumulated depreciation, depletion and amortization	(28,524)	(38,655)	(5,851)
	198,456	1,823,992	276,070

As of December 31, 2009 and 2010, accumulated depreciation, depletion and amortization included accumulated amortization of mining rights of RMB8,475 and RMB11,517 (US$1,743), respectively. Total depreciation, depletion and amortization expense for the years ended December 31, 2008, 2009 and 2010 was RMB15,398, RMB18,951 and RMB12,894 (US$1,952), respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

7.

PROPERTY AND EQUIPMENT, NET (CONTINUED)

As of December 31, 2010, mining right to the Yongsheng Mine with carrying amounts of RMB148,270 (US$22,441) was collaterized to secure for a RMB200,000 (US$30,271) long-term bank loan from China Minsheng Banking Corp. Ltd. and a RMB50,000 (US$7,568) long-term bank loan from Bank of China Corp. Ltd. (Note 12).

Construction in progress consists of:

	December 31,
	2009	2010	2010
	RMB	RMB	US$

Mine construction	23,568	181,812	27,518
Civil engineering construction	5,325	26,494	4,010
Machinery and equipment	2,980	13,678	2,070
Other construction	147	349	53
Capitalized staff cost and design expenditures	50	21,418	3,242
Borrowing cost capitalization	4,871	15,367	2,326
Other expense capitalization	627	15,217	2,303
	37,568	274,335	41,522

8.

INVESTMENTS IN UNCONSOLIDATED INVESTEES

The Company’s investments in unconsolidated investees included a 48% investment in Hainan Nonferrous Metal and a 45% investment in Guangdong Longchuan. The remaining equity interests held in these entities are held by unrelated parties. Both Hainan Nonferrous Metal and Guangdong Longchuan are companies in the exploration stage. Both Hainan Nonferrous Metal and Guangdong Longchuan are primarily engaged in the acquisition and exploration of mineral properties, and both have capitalized mineral property costs in accordance with applicable accounting standards which will be amortized.

On January 26, 2010, the Company completed the sale of its entire 45% equity interest in Guangdong Longchuan to an unrelated third party for RMB4,754 (US$720) plus the purchaser’s repayment RMB39,796 (US$6,023) of indebtedness to Yangpu Lianzhong. On December 17, 2010, the Company disposed of its 48% investment in Hainan Nonferrous Metal to an unrelated third party for RMB30,000 (US$4,541).

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

8.

INVESTMENTS IN UNCONSOLIDATED INVESTEES (CONTINUED)

(a)

Hainan Nonferrous Metal

Financial information of Hainan Nonferrous Metal as of December 31, 2009 and December 17, 2010, and for the year/period ended December 31, 2009 and December 17, 2010, is as follows:

	December 31,	December 17,
	2009	2010	2010
	RMB	RMB	US$
Assets:
Current assets	21,572	12,184	1,844
Property and equipment, including exploration rights	4,933	2,963	448
	26,505	15,147	2,292
Liabilities and Shareholders’ equity:
Current liabilities	450	676	102
Non-controlling interests	(729)	518	78
Shareholders’ equity	26,784	13,953	2,112
	26,505	15,147	2,292

	Year Ended December 31,	Period from January 1 to December 17,
	2009	2010	2010
	RMB	RMB	US$
Revenue (1)	676	15	2
Cost of sales	(673)	(15)	(2)
Expenses	(20,358)	(14,629)	(2,214)
Net loss	(20,355)	(14,629)	(2,214)
Attributable to Hainan Nonferrous Metal	(19,486)	(12,831)	(1,942)
Attributable to non-controlling interests	(869)	(1,798)	(272)
	(20,355)	(14,629)	(2,214)

———————

(1)

Revenue is from Wuhu Hengchang, a related party.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

8.

INVESTMENTS IN UNCONSOLIDATED INVESTEES (CONTINUED)

(b)

Guangdong Longchuan

Guangdong Longchuan owns an exploration right located in Guangdong Province, the PRC, which is believed to be a silver, lead, zinc and copper polymetallic mine. Guangdong Longchuan has obtained a mining permit for a 1.45 km² site area of the Jinshizhang mine; and the first stage geochemical exploration, field geology work, geophysical exploration, trenching and drilling activities for the remaining 51.48 km² area are in progress.

Financial information of Guangdong Longchuan as of December 31, 2009 and January 26, 2010, and for the year ended December 31, 2009 and for the period from January 1, 2010 through January 26, 2010, is as follows:

	December 31,	January 26,
	2009	2010	2010
	RMB	RMB	US$
Assets:
Current assets	22	22	3
Property and equipment, including exploration rights	83,181	82,847	12,539
	83,203	82,869	12,542
Liabilities and Shareholder’s equity:
Current liabilities (1)	88,457	88,458	13,388
Owners’ equity	(5,254)	(5,589)	(846)
	83,203	82,869	12,542

———————

(1)

Current liabilities include a payable to Yunnan Mining RMB37,432 (US$5,665) at December 31, 2009 and January 26, 2010.

	Year Ended December 31,	Period from January 1 to January 26,
	2009	2010	2010
	RMB	RMB	US$
Expenses	(4,129)	(335)	(51)

Net loss	(4,129)	(335)	(51)

During the year ended December 31, 2008, Guangdong Longchuan’s losses were applied to the equity investment and reduced the balance to nil. Guangdong Longchuan’s losses for the year ended December 31, 2008 and 2009 in excess of the carrying value of the Company’s investment in Guangdong Longchuan were applied to reduce the value of the advances receivable of RMB506 and RMB2,364, respectively (Note 20).

9.

REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by the Company in bank and cash placed with authorities for the purpose of future environment rehabilitation as well as the settlement of asset retirement obligations. The restricted cash amounted to nil and RMB16,877 (US$2,554) as of December 31, 2009 and 2010, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

10.

ACCOUNTS PAYABLE

The balance represents trade payables which are non-interest-bearing and are normally settled within six months.

11.

OTHER PAYABLES

	December 31,
	2009	2010	2010
	RMB	RMB	US$

Natural resources fee (a)	11,839	12,344	1,868
Staff compensation fund (b)	3,330	3,491	528
Construction deposits from contractors	1,317	6,262	948
Social security payable (c)	535	11,926	1,806
Payroll payable	2,516	6,568	995
Welfare payable	529	706	107
Others	5,880	5,583	844
	25,946	46,880	7,096

———————

(a)

The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales.

(b)

The staff compensation fund represents one-off cash received from the PRC government to compensate employees of Wuhu Feishang through the Company for the loss of their state sponsored pension and post employment benefits. The fund is to be distributed to employees at the termination of their employment with Wuhu Feishang. Wuhu Feishang is not required to make any additional contributions to the fund.

(c)

The social security represents amount payable to PRC government-managed retirement insurance, medical insurance, maternity insurance, employment injury insurance and unemployment insurance for the benefit of the Company’s employees.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

12.

SHORT-TERM AND LONG-TERM BANK LOANS

On February 2, 2009, Guizhou Yongfu received a RMB200,000 long-term bank loan from China Minsheng Banking Corp. Ltd., to be repaid in installments over five years commencing in 2013. The purpose of the loan is to finance the construction of the coal mine. The loan is secured by the mining rights to the Yongsheng Mine (Note 7), and is guaranteed by Pingxiang Iron & Steel Co. Ltd. (“Pingxiang”), a related company. The loan bears a floating annual interest rate and the interest rate was between 7.722% and 8.320% in 2010. The loan interest is to be paid quarterly. Guizhou Yongfu drew down RMB100,000 and RMB118,742 (US$17,972) of the loan as of December 31, 2009 and December 31, 2010, respectively. The balance of the loan facility can be drawn down as needed in accordance with the construction plan for the mine.

On January 12, 2010, Guizhou Yongfu received a RMB50,000 (US$7,568) long-term bank loan from Bank of China Corp. Ltd., to be repaid in installments over five years commencing in 2012. The purpose of the loan is to finance the construction of the coal mine. The loan is secured by the mining rights to the Yongsheng Mine (Note 7), and is guaranteed by Pingxiang, a related company. The loan bears a floating annual interest rate and the interest rate was between 5.940% and 6.400% in 2010. The loan interest is to be paid quarterly. Guizhou Yongfu fully drew down the loan in January 2010.

On August 24, 2010, Guizhou Puxin received a RMB150,000 (US$22,703) long-term bank loan from China Minsheng Banking Corp. Ltd., to be repaid in two installments, being RMB50,000 (US$7,568) and RMB100,000 (US$15,135), on December 31, 2012 and August 11, 2013, respectively. The purpose of the loan is to finance the acquisitions of business projects. The loan is guaranteed by Mr. Li Feilie, who is also an officer, director and, indirectly, the principal beneficial shareholder of the Company. The loan is also guaranteed by Jinsha Baiping Mining Co., Ltd (“Baiping Mining”), Guizhou Nayong Dayuan Coal Mining Co., Ltd. (“Dayuan Coal”), Nayong Gouchang Coal Mining Co., Ltd. (“Gouchang Coal”), Liuzhi Linjiaao Coal Mining Co., Ltd. (“Linjiaao Coal”), Liuzhi Xingsong Coal Mining Co., Ltd. (“Xinsong Coal”), and Guizhou Yongfu, and Wuhu Port Co. Ltd (“Wuhu Port”), a related company. In addition, the loan is collateralized by a pledge of the outstanding capital stock of Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, and Xinsong Coal. The loan bears a floating annual interest rate and the interest rate was between 7.020% and 7.605% in 2010. The loan interest is to be paid quarterly. Guizhou Puxin fully drew down the loan up by September 2010.

On June 10, 2010 and June 18, 2010,  Guizhou Puxin received RMB10,000 (US$1,514) and RMB 20,000 (US$3,027)  short-term bank loans from Shanghai Pudong Development Bank Co., Ltd.,  to be repaid on June 8, 2011 and June 18, 2011, respectively. The purpose of the loans is to finance the working capital of Guizhou Puxin. The loans are both guaranteed by Wuhu Port, a related company. The loans bear a same fixed annual interest rate of 6.372% and the interest is payable quarterly.

On December 14, 2010, Guizhou Puxin received a RMB70,000 (US$10,594) short-term bank loan from China Minsheng Banking Corp. Ltd., to be repaid on December 13, 2011. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan is guaranteed by Wuhu Port and Wuhu City Feishang Industrial Development Co. Ltd. (“WFID”), a related company. The loan bears a floating annual interest rate and the interest rate was between 6.672% and 6.972% in 2010. The interest is payable quarterly.

Maturities of bank loans are as follows:

Year ending December 31,	Amount	Amount
	RMB	US$
2011	100,000	15,135
2012	55,000	8,325
2013	130,000	19,676
2014	35,000	5,297
2015 and thereafter	98,742	14,945
	418,742	63,378

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

13.

MINING RIGHTS PAYABLE

Guizhou Yongfu had obtained mining right for Yongsheng Mine for a total consideration of RMB89,538 (US$13,552) prior to the Company’s acquisition of Newhold. This obligation amounted to RMB65,538 (US$9,919) as at December 31, 2010 is payable in seven installments over a seven-year period to the Guizhou Provincial Department of Land and Resources, out of which RMB6,000 (US$908) is payable in 2011. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2010 was 5.33%.

Baiping Mining had fully paid to the Guizhou Provincal Department of Land and Resources a total consideration of RMB3,409 (US$516) as at December 31, 2010 for mining right of Baiping Mine obtained prior to the Company’s acquisition of Wealthy Year.

Dayuan Coal had obtained mining right for Dayuan Mine for a total consideration of RMB13,376 (US$2,025) prior to the Company’s acquisition of Wealthy Year. This obligation amounted to RMB2,492 (US$377) as at December 31, 2010 is payable to the Guizhou Provincial Department of Land and Resources in 2011. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2010 was 2.91%.

Gouchang Coal had obtained mining right for Gouchang Mine for a total consideration of RMB11,752 (US$1,779) prior to the Company’s acquisition of Wealthy Year. This obligation amounted to RMB3,252 (US$492) as at December 31, 2010 is payable in two installments over a two-year period to the Guizhou Provincial Department of Land and Resources, out of which RMB1,500 (US$227) is payable in 2011. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2010 was 3.70%.

Xinsong Coal had obtained mining right for Xinsong Mine for a total consideration of RMB25,976 (US$3,932) prior to the Company’s acquisition of Wealthy Year. This obligation amounted to RMB12,976 (US$1,964) as at December 31, 2010 is payable in two installments over a two-year period to the Guizhou Provincial Department of Land and Resources, out of which RMB6,000 (US$908) is payable in 2011. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2010 was 4.23%.

Linjiaao Coal had obtained mining right for Linjiaao Mine for a total consideration of RMB19,883 (US$3,009) prior to the Company’s acquisition of Wealthy Year. This obligation amounted to RMB9,600 (US$1,453) as at December 31, 2010 is payable in three equal installments over a three-year period to the Guizhou Provincial Department of Land and Resources, out of which RMB3,200 (US$484) is repayable in 2011. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2010 was 3.94%.

Guizhou Dayun expected to obtain mining rights for Dayun Mine for a total consideration of RMB72,992 (US$11,048) in 2011 and had paid out RMB14,692 (US$2,224) in 2010. This obligation amounted to RMB58,300 (US$8,824) as at December 31, 2010 is payable in five equal installments over a five-year period to the Guizhou Provincial Department of Land and Resources commencing in 2012. This outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and no interest was incurred in 2010 .

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

13.

MINING RIGHTS PAYABLE (CONTINUED)

Maturities of mining rights payable are as follows:

Year ending December 31,	Amount	Amount
	RMB	US$
2011	19,192	2,904
2012	29,588	4,478
2013	25,568	3,870
2014	22,368	3,385
2015 and thereafter	55,442	8,392
	152,158	23,029

14.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines, which includes dismantlement of mining related structure and the reclamation of land upon exhaustion of coal or metal reserves.

The following table describes the changes to the Company’s asset retirement obligation liability:

	RMB	US$
At January 1, 2009	—	—
Arising during the year	5,609	849
Accretion expenses (Note 17)	—	—
At December 31, 2009	5,609	849
Arising during the year	3,118	472
Accretion expenses (Note 17)	309	47
At December 31, 2010	9,036	1,368

The inflation rate, discount rate and market risk premium used for estimating provision for asset retirement obligations at December 31, 2010 is 2.53%, 9.91% and 6.09%.

15.

NET SALES

Net sales comprised of the following:

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Copper	26,210	63,025	—	—
Zinc	7,306	4,895	14,579	2,207
Coal	—	—	46,127	6,981
Iron	63,386	38,082	36,694	5,554
Others	4,015	1,748	3,413	517
	100,917	107,750	100,813	15,259

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

16.

COST OF SALES

Cost of sales comprised of the following

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Copper	25,451	61,887	—	—
Zinc	5,733	4,600	6,987	1,058
Coal	—	—	30,746	4,653
Iron	25,161	27,343	17,936	2,714
Others	4,060	1,806	3,163	479
	60,405	95,636	58,832	8,904

17.

FINANCE COST

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Interest of bank loans	—	4,871	15,987	2,420
Interest of payable for mining rights	—	4,461	5,845	883
Less: capitalized interest	—	(9,332)	(16,224)	(2,455)
Bank charges	8	11	90	14
Accretion expenses (Note 14)	—	—	309	47
	8	11	6,007	909

18.

OTHER EXPENSES

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Loss on disposal of property and equipment	152	142	232	35
Exchange loss, net	2,742	—	—	—
Donation	—	—	909	137
Others	91	94	733	110
	2,985	236	1,874	282

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

19.

INCOME TAX EXPENSE

The Company is incorporated in the British Virgin Islands (“BVI”) and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed. Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.   No U.S. corporate income taxes are provided for in these consolidated financial statements, as management believes that the Company is not subject to US income taxes.

China

During the 10th National People’s Congress held on March 16, 2007, the PRC Corporate Income Tax Law (the “New CIT Law”) was approved and has become effective on January 1, 2008. Under the New CIT Law, all PRC subsidiaries of the Company are subject to income tax at a rate of 25% except the five majority-owned subsidiaries of Guizhou Puxin. The five majority-owned subsidiaries are currently paying income tax at a rate of RMB9.50 to RMB26.61 (US$1.40 to US$4.03) per tonne of sales, or 7.5% of sales, as required by the respective local tax bureau.

Under the current CIT Law, any dividends paid by the Company’s PRC subsidiaries from their earnings created after January 1, 2008 to the Company’s subsidiaries in Hong Kong are subject to a 5% withholding tax. No such dividends have been paid for the years ended December 31, 2008, 2009 and 2010.

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting and properties of an enterprise. As of December 31, 2010, no detailed interpretation or guidance has been issued to define “place of effective management”. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. As of December 31, 2010, the Company has analyzed the applicability of this law and has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

Pre-tax (loss) income from continuing operations consist of:

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
PRC	11,178	(32,281)	619,568	93,777
BVI	(27,743)	(30,986)	(37,000)	(5,600)
HK	(1,856)	(10)	(68)	(10)

	(18,421)	(63,277)	582,500	88,167

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

19.

INCOME TAX EXPENSE (CONTINUED)

The current and deferred components of income tax expense appearing in the consolidated statements of   income are as follows:

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Current income tax expense	(7,339)	(3,466)	(7,542)	(1,141)
Deferred income tax benefit (expense)	1,045	1,028	(4,682)	(709)
	(6,294)	(2,438)	(12,224)	(1,850)

A reconciliation of the taxes computed at the PRC statutory tax rate of 25% to the effective income tax provision is as follows:

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
PRC statutory tax rate	25%	25%	25%	25%

Computed income tax benefit (expense)	4,605	15,819	(145,625)	(22,041)
Non-deductible expenses	(10,899)	(18,257)	(29,315)	(4,437)
Non-taxable income	—	—	162,716	24,628

Income tax expense	(6,294)	(2,438)	(12,224)	(1,850)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

19.

INCOME TAX EXPENSE (CONTINUED)

Deferred tax assets and deferred tax liabilities reflect the net tax effects of temporary differences between the carrying amount of assets or liabilities for financial reporting purpose and the amounts for income tax purpose. The tax effect of the major items, shown after jurisdictional netting, as of December 31 is as follows:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Deferred tax assets – current:
Advance from customers	—	279	42
Accrued liabilities and other payables	701	6,301	953
Others	—	51	8
	701	6,631	1,003
Less: valuation allowance	(188)	(6,192)	(937)
Deferred tax assets – current, net	513	439	66

Deferred tax assets – non-current:
Exploration rights	688	751	114
Asset retirement obligations	—	1,370	207
Net operating loss carry-forwards	5,002	24,875	3,765
Depreciation on property and equipment	872	944	143
	6,562	27,940	4,229
Less: valuation allowance	(5,002)	(26,245)	(3,972)
Deferred tax assets – non-current, net	1,560	1,695	257

Deferred tax liabilities – non-current:
Depreciation on property and equipment	—	(294,250)	(44,536)
Deferred tax liabilities – non-current	—	(294,250)	(44,536)

As of December 31, 2009 and 2010, the Group recorded a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized. The Group recognized a change in valuation allowance of RMB4,393 and RMB27,247 (US$4,124) during the years ended December 31, 2009 and 2010, respectively.  If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amounts, an adjustment to the valuation allowance will result in a decrease in tax expense when those events occur.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of its PRC subsidiaries as of December 31, 2009 and 2010 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. If these foreign earnings were to be repatriated in the future, the related tax liability may be reduced by any foreign income taxes previously paid on these earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

20.

RELATED PARTY BALANCES AND TRANSACTIONS

Other than the acquisitions as described in Note 3, discontinued operations in Note 4 and guaranteed by related parties as described in Note 12, the Group has the following transactions and balances with related parties:

(a)

Commercial transactions with related party

Commercial transactions with related companies are summarized as follows:

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Net sales made by Yangpu Lianzhong to Wuhu Hengxin (1)	26,210	—	—	—
Net sales made by Yangpu Lianzhong to Wuhu Hengchang (1)	—	63,025	—	—
	26,210	63,025	—	—
CHNR’s share of office rental to Anka Consultants Limited (“Anka”) (2)	625	1,088	982	149

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

20.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)

Receivables and payables with related parties

The Company has receivables and payables with related parties, which are all unsecured, non-interest bearing and due on demand. Receivables and payables with related companies are summarized as follows:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Receivables from related parties:
Trade receivables:
Wuhu Hengchang (1)	68,740	—	—
	68,740	—	—
Advances to an unconsolidated investee, net: Guangdong Longchuan (2)	37,432	—	—
	106,172	—	—

Payables to related parties:
Wuhu Feishang Non-metal Material Co., Ltd. (“WFNM”) (3)	1,421	304	46
Feishang Enterprise Group Limited (“Feishang Enterprise”) (4)	—	44,478	6,732

Payable to the Shareholder:
Feishang Group (5)	54,039	—	—
	55,460	44,782	6,778

Long-term payable to the Shareholder:
Feishang Group (6)	—	404,093	61,161
	—	404,093	61,161

WFNM, Wuhu Hengchang, Wuhu Hengxin, Feishang Enterprise, Jiangxi Haiji, Shenzhen Xupu and Feishang Group are controlled by Mr. Li Feilie who is also an officer, director, and indirectly, the principal beneficial shareholder of the Company.

———————

(1)

Receivable from Wuhu Hengchang, owed to Feishang Copper in 2008 and owed to Yangpu Lianzhong in 2009, due from the sale of copper products.

(2)

Receivable from Guangdong Longchuan, owed to Yunnan Mining for its acquisition of exploration rights. This receivable is net of an allowance of RMB2,364 as of December 31, 2009.

(3)

Payable to WFNM from Wuhu Feishang, for expenses paid on behalf of the Company.

(4)

Payable to Feishang Enterprise from Feishang Management for the net amount of expenses paid by Feishang Enterprise on behalf of Guizhou Puxin and certain other subsidiaries.

(5)

Payable to Feishang Group for the acquisition of Newhold and Pineboom. The balance is unsecured, interest free and repayable within one year.

(6)

Payable to Feishang Group for the acquisition of Pineboom and Wealthy Year. The balance is unsecured, interest free and not repayable within one year.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

21.

EQUITY

(a)

Warrants

Common stock warrant transactions during 2008, 2009 and 2010, are summarized below:

	Warrants outstanding	Weighted average exercise price
		US $

Outstanding at January 1, 2008	6,687,500	6.22
Granted	—	—
Exercised	(2,000,000)	4.00
Expired	—	—

Outstanding at December 31, 2008	4,687,500	7.17
Granted	—	—
Exercised	(1,500,000)	4.50
Expired	—	—

Outstanding at December 31, 2009	3,187,500	8.43
Granted	—	—
Exercised	(1,000,000)	5.00
Expired	—	—

Outstanding at December 31, 2010	2,187,500	10.00

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

21.

EQUITY (CONTINUED)

(a)

Warrants (continued)

As of January 1, 2008, the Company had outstanding warrants that entitled the holder to purchase up to 6,687,500 shares of common stock (2,000,000 at an exercise price of US$4.00 per share for a term of one year; 1,500,000 at an exercise price of US$4.50 per share for two year; 1,000,000 at an exercise price of US$5.00 per share for three years; and 2,187,500 at an exercise price of US$10.00 per share for three years). In February 2008, warrants to purchase 2,000,000 common shares were exercised by Feishang Group, and the Company received gross proceeds of RMB57,557. In January 2009, warrants to purchase 1,500,000 common shares were exercised by Feishang Group, and the Company received gross proceeds of RMB46,398. In January 2010, warrants to purchase 1,000,000 common shares were exercised by Feishang Group, and the Company received gross proceeds of RMB34,276 (US$5,188).

The aggregate intrinsic value of the warrants outstanding at December 31, 2010 of approximately RMB16,209 (US$2,453) represents the total intrinsic value (the difference between the closing stock price on December 31, 2010 of US$17.41 and the exercise price, multiplied by the number of in-the-money warrants) that would have been received by the warrant holders, had all the warrant holders been able to and in fact, had exercised their warrants on December 31, 2010. The weighted average remaining contractual term of the warrants outstanding at December 31, 2010 is less than one year.

(b)

Stock options

The Company’s 2003 Equity Compensation Plan (the “2003 Plan”) allows the Board to grant various incentive equity awards not limited to stock options. The Company has reserved a number of shares of common stock equal to 20% of the issued and outstanding common stock of the Company (4,544,683 shares), from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options.

The amount of share-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

21.

EQUITY (CONTINUED)

(b)

Stock options (continued)

A summary of stock option activity for the years ended December 31, 2008, 2009 and 2010, is presented below:

	Stock option outstanding	Weighted average exercise price
		US $

Outstanding at January 1, 2008	900,000	8.51
Granted	1,000,000	22.64
Exercised	(300,000)	8.51
Forfeited	—	—

Outstanding at December 31, 2008	1,600,000	17.34
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2009	1,600,000	17.34
Granted	—	—
Exercised	(600,000)	8.51
Forfeited	—	—

Outstanding at December 31, 2010	1,000,000	22.64

Exercisable at December 31, 2010	1,000,000	22.64

As of December 31, 2010, the aggregate intrinsic value per option is nil because the exercise price exceeded the closing stock price of US$17.41. The weighted average remaining contractual term of the options outstanding as at December 31, 2010 is 7 days. As of December 31, 2010, the aggregate intrinsic value and weighted average remaining contractual term of the exercisable options is nil and 7 days, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010, was US$2,397, nil and US$1,486, respectively.

2007 transactions

Before 2008, options to purchase 1,400,000 shares out of the 2,300,000 stock options were granted in August 2007 to officers, directors and key employees of the Company were exercised. The remaining options are exercisable within three years following the grant date. All these options were vested in 2007.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

21.

EQUITY (CONTINUED)

(b)

Stock options (continued)

2008 transactions

In January 2008, 1,000,000 stock options were granted to Mr. Li Feilie, the Company’s Chairman and CEO at an exercise price of US$22.64 per share (the fair market value of the Company’s common stock as of the grant date). The options are exercisable commencing on the day following the grant date and terminating three years following the grant date. The required service period is three years commencing from the grant date. The estimated fair value of these options at the date of grant using the Black Scholes option pricing model was RMB78,049, which are being amortized over the requisite service period of three years, with the following assumptions: risk-free interest rate of 3.0%; no dividend yield; historical volatility of 124.5%; and the expected term of the options of one year.  The weighted average grant date fair value of options awarded in 2008 was US$10.74 per option.

In August 2008, options to purchase 300,000 shares granted in 2007 were exercised by Mr. Li Feilie, and the Company received gross proceeds of RMB17,472.

2010 transactions

In May 2010, options to purchase the remaining 600,000 shares granted in 2007 were exercised and the Company received gross proceeds of RMB34,976 (US$5,294). As of December 31, 2010, the compensation expense related to the options has been fully recognized.

(c)

Dividend restrictions and reserves

Due to the Group’s structure, the payment of dividends is subject to numerous controls imposed under PRC law, including foreign exchange control on the conversion of local currency into United States dollars and other currencies.

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu Feishang, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually.

22.

CONCENTRATION OF RISK

(a)

Concentration of credit risk - Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of the following:

Cash and cash deposits

The Company maintains its cash and cash deposits primarily with various PRC State-owned banks and Hong Kong-based financial institutions, which management believes are of high credit quality. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

22.

CONCENTRATION OF RISK (CONTINUED)

(a)

Concentration of credit risk (continued)

Trade receivables

The Company sells zinc, iron products and anthracitic coal to companies in the PRC. Trade receivables are typically unsecured and are mainly derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances.  The Company makes allowance for doubtful accounts primarily based on the age of the balances and factors surrounding the customer’s credit-worthiness. At December 31, 2009 and 2010, the largest five customers accounted for 100% and 85% of trade receivables, respectively. The allowance for doubtful accounts receivable was RMB295 and RMB259 (US$38) at December 31, 2009 and 2010.

During the year ended December 31, 2009, four customers accounted for 13%, 8%, 6% and 5% of consolidated net sales, respectively. During the year ended December 31, 2010, four customers accounted for 30%, 14%, 13% and 12% of consolidated net sales, respectively.

The Company’s entire production of zinc for the years ended December 31, 2008, 2009 and 2010 was sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”). Wuhu Feishang is a party to a one-year non-binding sales contract with Huludao, subject to renewal each year. While the sales contract has been renewed on an annual basis in the past, in the event Wuhu Feishang and Huludao are unable to agree upon renewal terms, or if Wuhu Feishang’s sales contract with Huludao is not renewed for any other reasons, Wuhu Feishang will have to identify one or more alternative outlets for its mineral production.

The concentration of coal customers will subside once the production volume warrants a greater marketing effort.

Bills receivable

Bills receivable represent letters of credit obtained by customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2010, the bills receivable balance was guaranteed by financial institutions. The bills receivable have normal terms of maturity of three to six months.

(b)

Estimates of reserves

Probable non-ferrous metal reserves

Estimates of probable non-ferrous metal reserves are subject to considerable uncertainty. Such estimates are, to a large extent, based on the price of metal and ore and interpretations of geologic data obtained from drill holes and other exploration techniques. Producers use feasibility studies to derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating costs and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phase of exploration before production and, during that time, the economic feasibility of exploiting a discovery may change.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

22.

CONCENTRATION OF RISK (CONTINUED)

(b)

Estimates of reserves (continued)

Coal reserves

Proven and probable coal reserve estimates have taken into account recent production and technical information about each mine. Fluctuations in factors including the price of coal, production costs and transportation costs of coal, a variation on recovery rates or unforeseen geological or geotechnical perils may render it necessary to revise the estimates of coal reserves. Such a revision may result in a substantial reduction in recoverable reserves at one or more of our major mines. This could materially and adversely affect our results of operations, financial condition and growth prospects. A change in reserve is considered a change in estimate for accounting purpose and is reflected on a prospective basis in related depreciation rates.

(c)

Sub-contractor performance

The Company sub-contracts its non-ferrous ore extraction work to a third party. To some extent, the Company’s operations are affected by the performance of the contractor, whose activities are not within the Company’s control. If the contractor fails to achieve the guaranteed monthly extraction volume, or the contractor otherwise fails to perform its obligations under its agreement with the Company, the agreement may be terminated by the Company; and a new contractor will have to be appointed before the termination adversely affects the Company’s operating results and cash flows.

(d)

Commodity risk

The Company is exposed to fluctuation in the prices of zinc, iron and anthracite which we produce. As at December 31, 2010, the Company’s inventories amounted to RMB11,454 (US$1,734), consisting of zinc, iron and coal. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cash flows. We have not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Company’s sales revenue and gross profit:

	2010 Actual	Coal Price		Zinc Price		Iron Price
		+ 10%	- 10%	+ 10%	- 10%	+ 10%	- 10%
(RMB in millions, except percentage)
Total Sales	100.81	+4.57	-4.57	+1.46	-1.46	+3.67	-3.67
% Change		+4.53%	-4.53%	+1.45%	-1.45%	+3.64%	-3.64%
Gross Profit	41.98	+4.51	-4.51	+1.46	-1.46	+3.67	-3.67
% Change		+10.75%	-10.75%	+3.47%	-3.47%	+8.74%	-8.74%

(e)

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

22.

CONCENTRATION OF RISK (CONTINUED)

(f)

Business and economic risk

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

23.

COMMITMENTS

(a)

Operating Lease

At the end of the reporting period, the Company had commitments for future minimum lease payments under non-cancellable operating lease in respect of rented premises which fall due as follows:

	As of December 31,
	2010	2010
	RMB	US$
Within the first year	1,743	264
Within the second year	1,472	223
Within the third year	1,070	162
Within the fourth year	1,008	153
	5,293	802

(b)

Capital commitments

As at 31 December 2010, the Group had the following capital commitments:

	As of December 31,
	2010	2010
	RMB	US$

Construction and purchase of property and equipment	57,854	8,756

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

24.

SEGMENT INFORMATION

ASC subtopic 280-10 (“ASC 280-10”), Segment Reporting: Overall, establishes standards for reporting information about operating segment in financial statements and requires selected information about operating segments in financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance.

Beginning in January 2009, with the acquisitions of Newhold, Pineboom and Wealthy Year, the Company operates in three reportable segments: exploration and mining – non-ferrous metals, exploration and mining – coal, and copper smelting. These segments are each managed separately because they are conducted with different production processes. The accounting policies of the three segments were the same, and were as described in the summary of significant accounting policies. From January 2010 onwards, with the disposal of Mark Faith, the Company has two reportable segments: exploration and mining – non-ferrous metals, and exploration and mining – coal. The Company evaluates performance based on operating earnings of the respective business unit. The Group’s long lived assets and revenue are substantially all located in and derived from the PRC.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

24.

SEGMENT INFORMATION (CONTINUED)

As of and for the year ended December 31, 2010, segment results were as follows:

	RMB
	Exploration and mining – non- ferrous metals	Exploration and mining – coal	Corporate activities	Total
Revenues from external customers	54,686	46,127	—	100,813
Depreciation, depletion and amortization	4,080	7,141	1,673	12,894
Share-based compensation	—	—	26,016	26,016
Profit (loss) from operations	14,250	(29,022)	(44,368)	(59,140)
Interest income	952	81	79	1,112
Finance cost	—	5,912	95	6,007
Income tax expense	5,976	6,248	—	12,224
Loss attributable to investments in unconsolidated investees	(6,310)	—	—	(6,310)
Gain on disposal of unconsolidated investees	30,571	—	—	30,571
Gain from bargain purchase of a subsidiary	—	624,148	—	624,148
Net income (loss)	18,954	584,478	(33,156)	570,276
Capital expenditure	2,576	248,594	—	251,170
Total assets	90,026	1,864,386	84,416	2,038,828
Total liabilities	94,431	934,345	471,977	1,500,753

	US$
	Exploration and mining – non- ferrous metals	Exploration and mining – coal	Corporate activities	Total
Revenues from external customers	8,277	6,982	—	15,259
Depreciation, depletion and amortization	618	1,081	253	1,952
Share-based compensation	—	—	3,938	3,938
Profit (loss) from operations	2,157	(4,392)	(6,715)	(8,950)
Interest income	144	12	12	168
Finance cost	—	895	14	909
Income tax expense	904	946	—	1,850
Loss attributable to investments in unconsolidated investees	(955)	—	—	(955)
Gain on disposal of unconsolidated investees	4,627	—	—	4,627
Gain from bargain purchase of a subsidiary	—	94,468	—	94,468
Net income (loss)	2,869	88,465	(5,017)	86,317
Capital expenditure	390	37,626	—	38,016
Total assets	13,626	282,184	12,777	308,587
Total liabilities	14,293	141,420	71,435	227,148

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

24.

SEGMENT INFORMATION (CONTINUED)

As of and for the year ended December 31, 2009, segment results were as follows:

	RMB
	Exploration and mining – non-ferrous metals	Exploration and mining – coal	Copper smelting	Corporate activities	Total
Revenues from external customers	44,725	—	478,062	—	522,787
Depreciation, depletion and amortization	4,930	2,955	10,739	327	18,951
Share-based compensation	—	—	—	26,016	26,016
Loss from operations	(2,996)	(20,065)	10,320	(31,412)	(44,153)
Interest income	1,053	23	167	1,578	2,821
Income tax expense	2,438	—	6,584	—	9,022
Loss attributable to investments in unconsolidated investees	(11,211)	—	—	—	(11,211)
Gain on disposal of 60% interest in Mark Faith	—	—	—	123,133	123,133
Net (loss) income	(15,718)	(20,163)	(9,799)	92,161	46,481
Investments in unconsolidated investees	12,856	—	—	—	12,856
Capital expenditure	2,280	28,803	1,259	103	32,445
Total assets	295,347	224,750	—	172,979	693,076
Total liabilities	44,725	213,004	—	56,070	313,799

As of and for the year ended December 31, 2008, segment results were as follows:

	RMB
	Exploration and mining – non-ferrous metals	Copper smelting	Corporate activities	Total
Revenues from external customers	74,707	771,377	—	846,084
Depreciation, depletion and amortization	4,314	10,890	194	15,398
Share-based compensation	—	—	26,016	26,016
Profit (loss) from operations	24,560	(11,954)	(32,850)	(20,244)
Interest income	1,372	2,107	786	4,265
Income tax expense	6,294	2,655	—	8,949
Loss attributable to investments in unconsolidated investees	(9,691)	—	—	(9,691)
Gain on disposal of 40% interest in Mark Faith	—	—	78,877	78,877
Net income	9,399	22,215	47,108	78,722
Investments in unconsolidated investees	22,210	—	—	22,210
Capital expenditure	2,277	1,576	818	4,671
Total assets	154,756	419,597	235,756	810,109
Total liabilities	45,943	68,580	3,126	117,649

The current year’s revenue of approximately RMB30,154 (US$4,564) (2009: RMB8,612 and 2008: RMB26,210) was derived from metal sales to a single external customer amounted to approximately 30% of the Company's revenue.

All of the Group’s revenues are derived from the operation in the PRC and all the customers of the Group are located in the PRC. In addition, all of the Group’s non-current assets are located in the PRC. Therefore, no geographical information is presented.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

24.

SEGMENT INFORMATION (CONTINUED)

There is no significant reconciling item between the combined and consolidated financial statements, except for consolidated revenues, loss from operations, interest income and income tax expense. The reconciliation of segment information to consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010 was as follows:

	RMB
	2008	2009	2010
Revenues
Total revenues for reportable segments	846,084	522,787	100,813
Revenues from discontinued operations	(745,167)	(415,037)	—
Total consolidated revenues	100,917	107,750	100,813

Loss from operations
Total loss for reportable segments	(20,244)	(44,153)	(59,140)
Profit (loss) from discontinued operations	12,349	(10,320)	—
Total consolidated loss from operations	(7,895)	(54,473)	(59,140)

Interest income
Total interest income for reportable segments	4,265	2,821	1,112
Interest income from discontinued operations	(2,107)	(167)	—
Total consolidated interest income from operations	2,158	2,654	1,112

Income tax expense
Total income tax expense for reportable segments	8,949	9,022	12,224
Income tax expense from discontinued operations	(2,655)	(6,584)	—
Total consolidated income tax expense from operations	6,294	2,438	12,224

	US$
	2008	2009	2010
Revenues
Total revenues for reportable segments	128,058	79,126	15,259
Revenues from discontinued operations	(112,784)	(62,818)	—
Total consolidated revenues	15,274	16,308	15,259

Loss from operations
Total loss for reportable segments	(3,064)	(6,682)	(8,950)
Profit (loss) from discontinued operations	1,869	(1,562)	—
Total consolidated loss from operations	(1,195)	(8,244)	(8,950)

Interest income
Total interest income for reportable segments	646	427	168
Interest income from discontinued operations	(319)	(25)	—
Total consolidated interest income from operations	327	402	168

Income tax expense
Total income tax expense for reportable segments	1,354	1,366	1,850
Income tax expense from discontinued operations	(402)	(997)	—
Total consolidated income tax expense from operations	952	(369)	1,850

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

25.

SUBSEQUENT EVENTS

On February 1, 2011 and February 25, 2011, Guizhou Puxin received RMB20,000 (US$3,027) and RMB30,000 (US$4,541) short-term bank loans from China Merchant Bank Limited, to be repaid on January 31, 2012 and February 24, 2012, respectively. The purpose of the loans is to finance the working capital of Guizhou Puxin. The loans are both guaranteed by WFID, a related company. The loans both bear a floating annual interest rate equal to 20% above the 1-year base lending rate stipulated by the People’s Bank of China. Guizhou Puxin fully drew down the loans in February 2011.

On March 15, 2011, Guizhou Yongfu further drew down RMB70,000 (US$10,595) long-term loan from China Minsheng Banking Corp. Ltd, which was under the RMB200,000 long-term bank loan facility received on February 2, 2009.

On April 12, 2011, Guizhou Puxin received a RMB70,000 (US$10,595) banker’s acceptance facility from Bank of Chongqing with a term of six months. The facility allows Guizhou Puxin to provide payment assurance to other parties, as needed. The facility is secured by a RMB21 million (US$3.18 million) bank deposit and guaranteed by WFID, a related company. The facility bears a commission of 0.05% on the face amount of banker’s acceptance issued.

On May 5, 2011, Xinsong Coal received a RMB50,000 (US$7,568) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd., to be repaid in installments over three years commencing in 2013. The purpose of the loan is to finance the improvement project of the coal mine. The loan is secured by Xinsong Coal’s mining permit covering the mine. The loan is also guaranteed by WFID, a related company. The loan bears a floating annual interest rate equal to 30% above the 3-year base lending rate stipulated by the People’s Bank of China from time to time. Xinsong Coal fully drew down loan in May 2011.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

26.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED BALANCE SHEETS

	December 31,
	2009	2010	2010
	RMB	RMB	US$
ASSETS
CURRENT ASSETS
Cash	3,595	5,130	776
Notes receivable	27,534	—	—
Prepayments and other receivables	141,484	—	—
Amounts due from subsidiaries	117,195	122,617	18,559

TOTAL CURRENT ASSETS	289,808	127,747	19,335

Property and equipment, net	366	141	21
Investments in subsidiaries	467,451	1,053,068	159,387

TOTAL NON-CURRENT ASSETS	467,817	1,053,209	159,408

TOTAL ASSETS	757,625	1,180,956	178,743

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accrued liabilities	2,031	6,896	1,044
Amounts due to subsidiaries	54,039	404,094	61,161

TOTAL LIABILITIES	56,070	410,990	62,205

EQUITY
Common shares, no par: Authorized – 200,000,000 shares; Issued and outstanding – 21,123,416 and 22,723,416 shares at December 31, 2009 and 2010, respectively	290,179	290,179	43,920
Additional paid-in capital	487,788	583,055	88,248
Retained earnings	(32,289)	(69,269)	(10,484)
Other comprehensive loss	(44,123)	(33,999)	(5,146)

TOTAL EQUITY	701,555	769,966	116,538

TOTAL LIABILITIES AND EQUITY	757,625	1,180,956	178,743

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands, except share and per share data)

26.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED STATEMENTS OF OPERATIONS

Year Ended December 31,
2008	2009	2010	2010
RMB	RMB	RMB	US$

ADMINISTRATIVE EXPENSES, including share-based compensation expense of RMB26,016 (US$3,938) in 2008, 2009 and 2010	(32,850)	(32,550)	(37,016)	(5,603)
OTHER (EXPENSE) INCOME	89,782	132,885	36	6
INCOME (LOSS) BEFORE INCOME TAXES	56,932	100,335	(36,980)	(5,597)
INCOME TAX EXPENSE	—	—	—	—
NET INCOME (LOSS)	56,932	100,335	(36,980)	(5,597)

CONDENSED STATEMENTS OF CASH FLOWS

Year Ended December 31,
2008	2009	2010	2010
RMB	RMB	RMB	US$

Net cash used in operating activities	(3,891)	(4,288)	(5,955)	(901)
Net cash used in investing activities	(392,328)	(58,215)	(61,361)	(9,287)
Net cash provided by financing activities	75,029	46,398	69,251	10,482
NET (DECREASE) INCREASE IN CASH	(321,190)	(16,105)	1,935	294
CASH, BEGINNING	359,528	20,197	3,595	544
Effect on exchange rate changes on cash	(18,141)	(497)	(400)	(62)
CASH, ENDING	20,197	3,595	5,130	776

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2010, RMB704,938 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2008, 2009 and 2010.

The Company does not have any significant commitments or long-term obligations as of any of the years presented, except for those disclosed in the consolidated financial statements (Note 23).

During the years ended December 31, 2008, 2009 and 2010, no cash dividends were declared and paid by subsidiaries of the Company.

EXHIBIT INDEX

Exhibit No.	Description
8	Subsidiaries of the Registrant
4.21	Loan Agreement dated August 24, 2010 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd.
4.22	Agreement dated November 30, 2010 by and between Yangpu Lianzhong Mining Co., Ltd. and Bayannaoer City Feishang Copper Co., Ltd. on Stock Transfer of Hainan Nonferrous Metal Mining Co. Limited
4.23	Loan Agreement dated December 14, 2010 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd.
4.24	Sales and Purchase Master Contract dated June 1, 2011 by and between Huludao Zinc Industry Co., Ltd. and Wuhu Feishang Mining Development Co., Ltd.
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1

Consent of Ernst & Young to incorporation of audit report dated June 30, 2011 into registration statement on Form S-8 (SEC File No. 333-146790) and registration statement on Form F-3 (SEC File No. 333-163702) (filed herewith).

15.2

Consent of GHP Horwath, P.C. to incorporation of audit report dated May 26, 2010 into registration statement on Form S-8 (SEC File No. 333-146790) and registration statement on Form F-3 (SEC File No. 333-163702) (filed herewith).

15.3	Letter dated October 15, 2010 from GHP Horwath, P.C. (filed herewith).