Form 20-F
period 2011-12-31
CHINA NATURAL RESOURCES INC
filed 2012-04-27
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2011
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

Wong Wah On Edward

+011-852-2810-7205

cfo@chnr.net

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Name, telephone number, e-mail and/or facsimile number and address of Registrant’s contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 24,910,916 common shares as of December 31, 2011.

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

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "CNY" are to Chinese Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the "CNY Exchange Rate") as quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2011, which was US$1.00 = CNY6.2949. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2011. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

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

References to “Feishang Copper” are to Bayannaoer City Feishang Copper Co. Ltd., a company organized in the PRC and a wholly-owned subsidiary of Mark Faith. The Company disposed of its 40% and 60% interest in Mark Faith (including Feishang Copper) on December 30, 2008 and September 29, 2009, respectively.

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

References to "IFRS" are to International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

References to "Mark Faith" are to Mark Faith Technology Development Limited. On December 30, 2008 and September 29, 2009, the Company disposed of its 40% and 60% interest in Mark Faith (including its subsidiary, Feishang Copper), respectively, to an unaffiliated third party.

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

References to “Xinsong Coal” are to Liuzhi Xinsong Coal Mining Co. Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

References to “Yangpu Dashi” are to Hainan Yangpu Dashi Industrial Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Guizhou Puxin.

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

Forward-Looking Statements

This report contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements appear in a number of places in this report and include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3.D. of this report under the heading, "Risk Factors". With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

iii

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

No disclosure is required in response to this Item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure is required in response to this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

On February 3, 2006 (the “Acquisition Date”), we consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Our acquisition of Feishang Mining was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of our outstanding common shares. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are stated in CNY and are derived from the audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2011, prepared and presented in accordance with International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (the “IASB”). Details of the Company’s acquisition of Feishang Mining are described elsewhere in this report.

We adopted IFRS during the fiscal year ended December 31, 2011 by applying IFRS 1:  First Time Adoption of International Reporting Standards.  Our consolidated financial statements as of and for the year ended December 31, 2010 were originally prepared in accordance with generally accepted accounting principles in the United States, or “U.S. GAAP,” and were restated in accordance with IFRS for comparative purposes only. An explanation of how the transition to IFRS from U.S. GAAP has affected our reported financial position, financial performance and cash flows is provided in Note 2.4 First-time Adoption of IFRS in the accompanying audited consolidated financial statements in Item 18.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP for financial information prepared in accordance with IFRS.  Furthermore, pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for two fiscal years ended December 31, 2011 in this Annual Report as presented under IFRS. The selected financial information as of and for the years ended December 31, 2010 and 2011 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this Annual Report.

This is the first time our financial statements included in this Annual Report are prepared in accordance with IFRS. For the years prior to 2011, we prepared our financial statements in accordance with U.S. GAAP, which differs in certain significant respects from IFRS. For a description of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated financial statements, see Notes 2.1 Basis of Preparation and 2.4 First-time Adoption of IFRS to our audited consolidated financial statements.

	Amounts in thousands, except share amounts and per share data
	Year Ended December 31, 2010	Year Ended December 31, 2011
	CNY	CNY
Income Statements Data
Revenues	93,354	148,151
Cost of sales	(53,539)	(95,534)
Gross profit	39,815	52,617
Profit (loss) before income tax *	580,334	(52,081)
Profit (loss) for the year *	568,110	(66,116)

———————

*

Including gain from bargain purchase of Wealthy Year and its subsidiaries other than Guizhou Yongfu, Bijie Feishang and Yangpu Dashi (and its direct subsidiary Guizhou Dayun) of CNY624,148 (US$99,151) in 2010.

	Amounts in thousands, except share amounts and per share data
	Year Ended December 31, 2010	Year Ended December 31, 2011
	CNY	CNY
Profit (loss) attributable to:
Owners of the Company	572,251	(65,975)
Non-controlling interests	(4,141)	(141)
	568,110	(66,116)

Earnings (losses) per share:
Basic	25.50	(2.79)
Diluted	25.15	(2.79)

Weighted average number of shares outstanding
Basic	22,443,416	23,613,238
Diluted	22,751,864	23,613,238

Statements of Financial Position Data
Total assets	2,028,929	2,418,168
Current assets	176,475	255,733
Current liabilities	328,461	585,046
Total equity	535,909	625,893
Non-controlling interests	85,826	85,685
Equity attributable to Owners of the Company	450,083	540,208
Capital stock	312,081	312,081

The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly owned foreign enterprises and sino-foreign joint venture companies as reflected in its statutory financial statements are to be allocated to either (i) each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, or (ii) statutory reserve, as determined by the resolution of the Board of Directors annually. Since the acquisition of CHNR by China Resources in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders. Prior to the Acquisition, the Board of Directors of Wuhu Feishang declared and paid dividends of CNY44.01 million (US$ 6.99 million) and CNY38.46 million (US$6.11 million) on February 28, 2005 and January 27, 2006, respectively.  Wuhu Feishang has no plans to declare or pay further dividends in the foreseeable future.

Exchange Rates

The Company’s reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The following table provides information concerning the exchange rate of Renminbi for U.S. Dollars during the preceding five years, and the preceding six months. The rate of exchange means the rate quoted by Bloomberg L.P. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China, the PRC’s central bank. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

The exchange rate on April 24, 2012 was USD$1.00 = CNY6.3079.

The following table reflects the high and low exchange rates for each moth during the previous six months:

MONTH	Oct ’11	Nov ’11	Dec ’11	Jan ’12	Feb ’12	Mar ’12

High	6.3841	6.3852	6.3734	6.3390	6.3126	6.3321
Low	6.3479	6.3400	6.2949	6.2943	6.2938	6.2984

The following table reflects the average exchange rate for each of the preceding five years, calculated by using the average of the exchange rates on the last day of each month during the period:

YEAR	2007	2008	2009	2010	2011

High	7.8170	7.3041	6.8519	6.8338	6.6350
Low	7.2971	6.8113	6.8192	6.6070	6.2949
Average for period	7.5841	6.9256	6.8315	6.7666	6.4479

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

If our business and markets grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. We may face challenges in identifying attractive mining sites, additional mining rights and/ or complementary mining businesses, acquiring those rights, sites and/ or businesses, integrating their activities with ours and managing them profitably. Such eventualities will increase demands on our existing management, workforce and facilities. Failure to satisfy such increased demands could interrupt or adversely affect our operations and cause administrative inefficiencies.

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

The majority of our revenue is derived from the sale of iron and zinc, and as a result, our earnings are directly related to the prices of these metals. At present, the prices of these metals in the PRC are generally in line with those in the international markets. However, there are many factors influencing the price of iron and zinc including expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions.

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

We are also engaged in mineral exploration activities at certain mining properties for which feasibility studies have not yet been performed. As to these properties, we are unable to provide any estimates of “proven” or “probable” reserves, and there is no assurance that any or all of these properties will be found to contain sufficient mineral deposits to justify further exploration activities.

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

Wuhu Feishang’s entire production of zinc for the years ended December 31, 2010 and 2011 were sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”), the largest zinc smelter in Asia.

Wuhu Feishang is a party to a one-year sales contract with Huludao, subject to renewal every year; however, the sales contract does not obligate Huludao to purchase zinc from Wuhu Feishang. In the event Huludao ceases or reduces its purchases from Wuhu Feishang, or if Wuhu Feishang and Huludao are unable to agree upon renewal terms or Wuhu Feishang’s sales contract with Huludao is not renewed for any other reason, Wuhu Feishang will have to identify one or more alternative outlets for its mineral production. While the sales contract has been renewed on an annual basis since 2002, the loss of Huludao as a source for Wuhu Feishang’s zinc production could cause delays in revenue generation and otherwise adversely affect our results of operations.

Zinc production contributed 7.04% and 11.62% of the Company’s total sales and gross profit respectively in 2011.

Risks Factors Specific Relating to our Coal Operations

A majority of our coal mines are in development stage.

A majority of our coal mining operations have not yet generated revenues for the Company. The Company has incurred debt in connection with exploration, construction and mine development of our coal mines. In the event of unforeseen delays in the production or sale of coal, cash flows from coal mines may be insufficient to repay bank loans as and when due.

The future financial performance of our coal mines is highly dependent on the price of coal.

With the exception of Baiping Mining, Gouchang Coal and Linjiaao Coal, the coal mines as to which our subsidiaries have acquired rights are currently under upgraded mine development and/ or pilot run. During the construction process, the coal mine sites are expected to produce some raw coal that will be available for sale to third parties. However, (a) full production and revenue generation will not commence until upgrades and pilot runs are completed and (b) the future financial performance of the mines is and will continue to be significantly affected by the market prices of the raw coal or anthracite that they produce.

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

We base our production, turnover and expenditure plans on our coal reserve data. Our coal reserve data were estimated by us based on the results of geological exploration, and were reviewed by Behre Dolbear Asia, Inc. (“Behre Dolbear”). The coal reserve data are only estimates and may differ materially from our actual mining results. There are many factors, assumptions and variables beyond our control that result in inherent uncertainties in estimating reserves. Our actual volume of reserves and rates of production may be different from these estimates.

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

Our growth to date has occurred primarily as a result of acquisitions, many of which have been consummated with related parties. Due to our significant and rapid growth in recent years, our historical financial results may not be indicative of our future performance. Our future turnover and profitability will depend on a number of factors beyond our control, in particular, the global and domestic coal markets and our ability to acquire and develop new coal mines and coal resources and reserves. There can be no assurance that we will be able to increase or maintain our historical turnover or profit levels.

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

Risks Relating to Our Financial Condition

We have incurred losses from operations for each of the preceding two fiscal years and there is no assurance that we will generate profits in the future.

For the two years ended December 31, 2011 and 2010, we incurred operating losses of CNY 25.88 million (US$4.11 million) and CNY61.31 million (US$9.74 million), respectively. Our operating losses are attributable, in part, to depressed prices for ore that we mine and the significant expenses we incur in connection with the exploration and development of our coal mines at a time when we are not yet producing coal or generating revenues from coal production. Our profitability is dependent upon many factors, including our ability to fund our operating expenses, mine ore and coal, and sell our production output to third parties. There is no assurance that we will be successful in our efforts to achieve profitability.

We have a significant working capital deficit that could adversely affect our liquidity.

As of December 31, 2011, the Company has a working capital deficiency of CNY329.31 million (US$52.32 million). The Shareholder has confirmed its continuous financial support to the Company. Subsequent to the year end, the Company has secured additional loan facilities totaling CNY280 million (US$44.48 million), and the Company has undrawn loan facilities totaling CNY131.26 million (US$20.85 million). The Company is in the process of negotiating renewals of existing credit facilities with its banks. The Company also has held discussions with its bankers about its future borrowing needs and no matters have been drawn to management’s attention to suggest that renewal may not be forthcoming on acceptable terms. The Company’s internal forecasts and projections, taking account of reasonably possibly changes in trading performance, operating as well as capital expenditures, continued Shareholder support and the availability of bank facilities, demonstrate that the Company should be able to operate within the level of its current capacity.

In view of the foregoing, the Company expects that it will have sufficient liquidity to finance its operations for the next 12 months. Therefore, the consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

If we are unable to fund capital expenditures our growth and results of operations may be adversely affected.

To date, the Company has financed its coal mine construction and upgraded mine development projects through internally generated cash, short-term and long-term bank loans, and non-interest bearing loans from Feishang Group Limited (“Feishang Group” or the “Shareholder”). However, we anticipate that we will incur significant capital expenditures in connection with future acquisitions. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations.  However, there is no assurance that we will be able to obtain bank financing and/ or access the capital markets to fund our PRC operations.

Our results of operations include significant non-recurring and non-cash transactions and should not be viewed as indicative of future results of operations.

We recognized a significant increase in profit for the year ended December 31, 2010 which included a CNY624.15 million (US$99.15 million) bargain purchase gain relating to the acquisition of Guizhou Puxin as a part of Guizhou provincial governments’ mining resource consolidation programs. The gain arises from non-recurring and non-cash transactions and, accordingly, should not be viewed as indicative of future earnings of the Company. No similar bargain purchase gain was recognized in 2011.

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

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth, and recent statistics have, indeed, suggested that China’s high annual economic growth will slow down. Prompted by inflationary concerns, the People’s Bank of China, the PRC’s central bank, raised interest rates in October 2010, and announced four additional interest rate hikes in December 2010, February 2011, April 2011 and July 2011. Repeated increases in interest rates by the central bank will likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the British Virgin Islands and do not have any assets or conduct any business operations other than our investments in our subsidiaries in China. As a result of our holding company structure, we rely primarily on dividend payments from our subsidiaries. However, PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits as certain reserve funds according to PRC accounting standards and regulations. The PRC government also imposes controls on the conversion of CNY into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt in the future, the debt covenants may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive dividend from the operating companies due to contractual or other limitations on the payment of dividends, we may be unable to pay dividends on our common shares.

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

Under a policy dating to the second half of 2005, the CNY is permitted to fluctuate within a narrow and managed range against a basket of certain foreign currencies. This change in policy has resulted in an over 30% appreciation of the CNY against the U.S. dollar up to December 31, 2011. While the international reaction to the CNY revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible exchange rate policy, which could result in a further and more significant appreciation of the CNY against the U.S. dollar. While the appreciation of the CNY against the U.S. dollar has not always been steady, it is generally believed that the CNY will continue to appreciate as economic conditions improve.

Recent PRC State Administration of Foreign Exchange (the “SAFE”) Regulations regarding offshore financing activities by PRC residents, have undergone continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect the implementation of our acquisition strategy, and a failure by our shareholders who are PRC residents to make any required applications and filings  pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

In 2005, the SAFE promulgated regulations in the form of public notices, which require registrations with, and approval from, the SAFE on direct or indirect offshore investment activities by PRC resident individuals. The SAFE regulations require that if an offshore company directly or indirectly formed by or controlled by PRC resident individuals, known as “SPC,” intends to acquire a PRC company, such acquisition will be subject to strict examination by the SAFE. The regulation also requires PRC resident individuals to repatriate all dividends of the SPC. Without registration with the SAFE by PRC resident individuals, the PRC entity may not be able to remit any of its profits out of the PRC as dividends or otherwise. Violation of the regulation may be deemed an evasion of foreign exchange rules and Mr. Li Feilie may be liable for a penalty.  However, there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including the regulations established by the SAFE. To date, no registration has been filed with the SAFE. Even if it is determined that registration with the SAFE is required, management believes that applicable filings with the SAFE can be made at any time, and management does not foresee significant difficulties in obtaining the SAFE’s approval should it be required.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditor performs audit work in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms in Hong Kong that perform work in China, is currently not inspected by the PCAOB.

Inspection of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality.  The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure.  As a result, investors may be deprived of the benefits of PCAOB inspections.

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

Our status as a “foreign private issuer” allows us to adopt IFRS accounting principles rather than U.S. GAAP and otherwise results in less information being available about us than about domestic reporting companies.

We are foreign private issuer and are not required to file as much information about us as domestic issuers are required to file. In this regard we are not required to file quarterly reports on Form 10-Q; we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures; the SEC proxy statement and information statement rules do not apply to us; and our officers, directors and principal shareholders are not required to file reports detailing their beneficial ownership of our shares. There is generally greater information available about domestic issuers than about foreign private issuers such as us, and the information we are not required to provide may make it more difficult to make investment decisions about us.

In addition, we have adopted and presented our financial statements in accordance with IFRS accounting principles and, as permitted by SEC rules, we have not presented a reconciliation to generally accepted accounting principles in the United States. IFRS accounting pricniples are different from those of U.S. GAAP and without a reconciliation, readers of our financial statements are encouraged to familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of accounting frameworks.

As a “foreign private issuer” we are not subject to certain requirements that other NASDAQ listed issuers are required to comply with, some of which are designed to provide information to and protect investors.

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ applicable to listed companies. As permitted under NASDAQ rules applicable to foreign private issuers such as China Natural Resources, we have determined to adhere to the exemptions provided by the relevant NASDAQ rules, and as a result:

•

a majority of the members on our Board of Directors are not independent as defined by NASDAQ rules;

•

our independent directors do not hold regularly scheduled meetings in executive session;

•

while executive compensation is recommended by our Compensation Committee which is comprised of independent directors, the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation;

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

There are currently approximately 9,448,397 of our common shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the People’s Republic of China, and, at times, in tandem with other natural resource companies. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

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

Li Feilie, our Chief Executive Officer, beneficially owns approximately 59% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this report under “Security Ownership of Certain Beneficial Owners and Management.”

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

The Warrants entitled the holder to purchase: 2,000,000 common shares at an exercise price of $4.00 per share for a period of two years from the closing date; 1,500,000 common shares at an exercise price of $4.50 per share for a period of three years from the closing date; and 1,000,000 shares at an exercise price of $5.00 per share for a period of four years from the closing date. The Warrants were fully exercised by Feishang Group, our principal shareholder, and the Company received gross proceeds of US$8,000,000, US$6,750,000 and US$5,000,000 in connection therewith during the years ended December 31, 2008, 2009 and 2010, respectively.

Non-ferrous Metal Exploration and Mining Activities

Wuhu Feishang

Wuhu Feishang was established as a Sino-foreign joint stock limited liability company between Wuhu City Feishang Industrial Development Company Limited (“WFID”) (50%) and Feishang International Holdings Limited (“FIH”) on June 21, 2002 with tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of Wuhu Feishang is CNY12 million (US$1.91 million), of which CNY6 million (US$0.95 million) was contributed by each of WFID and FIH. In May 2003, Wuhu Feishang acquired the entire business of Anhui Fanchang Zinc and Iron Mine, a state-owned enterprise (“Anhui Fanchang”). In April 2005, WFID and FIH transferred their interests in Wuhu Feishang to Feishang Mining, at cost, and since the date of such transfer, Feishang Mining has been the owner of 100% of the capital stock of Wuhu Feishang.

Other Non-ferrous Metal Exploration Activities and Internal Restructuring

On June 12, 2007, Yunnan Mining was formed as a wholly-owned subsidiary of Wuhu Feishang. The registered capital of Yunnan Mining is CNY50 million (US$7.94 million). On September 10, 2007, Yunnan Mining entered into an agreement to form Hainan Nonferrous Metal as a stock company under the laws of the PRC. Yunnan Mining and its nominee collectively owned a 48% joint venture interest of Hainan Nonferrous Metal, which was formed to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC.

On January 17, 2008, Yunnan Mining consummated the acquisition of a 45% equity interest in Guangdong Longchuan for a purchase price of CNY0.9 million (US$0.14 million) and a 45% interest in the exploration right for a purchase price of CNY38.00 million (US$6.04 million) at a mine designated as “Silver and Multi-Metallic Ore” (“Jinshizhang Mine”), located at Jinshizhang District, Longchuan County, Guangdong Province. The interests were acquired from Beijing SinoTech Institute of Mineral Exploration Co. Ltd. (“BSTIME”) (15%) and Lueyang Longda Stone Casting Co. Ltd. (“LLSC”) (30%), unrelated parties, for a total purchase price of CNY38.90 million (US$6.18 million).

Pursuant to an agreement dated February 29, 2008, between Yunnan Mining and China Coal, a wholly owned subsidiary of the Company established in January 2008, China Coal agreed to invest US$47.61 million (CNY299.70 million) in Yangpu Lianzhong (accounted for as 97.2% of the enlarged capital of Yangpu Lianzhong), of which US$15 million (CNY94.42 million) was paid on May 8, 2008. Pursuant to a trust arrangement on March 2, 2008, Yunnan Mining’s 2.8% equity interest in Yangpu Lianzhong was transferred to China Coal such that Yangpu Lianzhong became a wholly owned subsidiary of China Coal. China Coal is currently dormant other than its investment in Yangpu Lianzhong.

On November 21, 2008, in an internal group restructuring, Yunnan Mining transferred its interest in Guangdong Longchuan to Yangpu Lianzhong at a cost of CNY0.9 million (US$0.14 million), and since the date of transfer, Yangpu Lianzhong has owned a 45% equity interest in Guangdong Longchuan.

On December 3, 2008, in an internal group restructuring, Yunnan Mining transferred its interest in Hainan Nonferrous Metal to Yangpu Lianzhong, for a consideration of CNY32.64 million (US$5.19 million). Since the date of such transfer, Yangpu Lianzhong, together with its nominee, collectively has owned a 48% equity interest in Hainan Nonferrous Metal.

In October 2009, Yunnan Mining acquired exploration rights to the Baiguochong Mine. The Baiguochong Lead-Zinc Mine is located in E Shan Town, Fanchang County, Anhui Province in the PRC, approximately six kilometers south of Fanchang County. It is anticipated that the mine will be found to contain mineable quantities of lead and zinc.

On January 26, 2010, Yangpu Lianzhong disposed of its 45% equity interest in Guangdong Longchuan to an unaffiliated third party for consideration (including assigned debt) of approximately CNY44.55 million (US$7.08 million).

On December 17, 2010, Yangpu Lianzhong disposed of its 48% equity interest in Hainan Nonferrous Metal to an unaffiliated third party for consideration of approximately CNY30 million (US$4.77 million).

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

On January 12, 2009, the Company acquired all the issued and outstanding capital stock of Newhold, and its wholly-owned subsidiaries described below (collectively, the “Yongfu Coal Group”) from Feishang Group and assumed the outstanding indebtedness owed by Newhold to the Shareholder on the closing date. The purchase price was CNY287.73 million (US$45.71 million) and was determined by reference to the estimated amount of coal resources of not less than 120 million tonnes reflected in a technical review report dated December 2008.

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

Yangpu Shuanghu was established as a limited liability company in May 2004 under the laws of the PRC with an initial registered capital of CNY1 million (US$159,000) by Wu Tianping and Zhu Zheng, unrelated parties. In March 2008, Wu Tianping and Zhu Zheng transferred their respective equity interests in Yangpu Shuanghu to Zhang Huachun and Yang Haibi, related parties, for total consideration of CNY1 million (US$159,000). In July 2008, Zhang Huachun and Yang Haibi transferred their respective equity interests in Yangpu Shuanghu to Feishang Yongfu, related parties, at a total consideration of CNY1 million (US$159,000), and since the date of such transfer, Feishang Yongfu has been the owner of 100% of the paid-up capital of Yangpu Shuanghu.

Guizhou Yongfu was established as a limited liability company in June 2005 under the laws of the PRC with an initial registered capital of CNY1 million (US$159,000) by Li Qing (80% interest) and Li Lihui (20% interest), unrelated parties. In June 2006, the registered capital of Guizhou Yongfu was increased to CNY16.88 million (US$2.68 million), with the increase being paid by the equity owners pro-rata to their ownership interests. In July 2008, Li Lihui transferred all his equity interest and Li Qing transferred part of his equity interest in Guizhou Yongfu to Yangpu Shuanghu, a related party, at cost. In July 2008, the registered capital of Guizhou Yongfu was increased by CNY83.12 million (US$13.20 million) to CNY100 million (US$15.89 million), of which CNY58.18 million (US$9.24 million) of the increase was paid up by Yangpu Shuanghu (upon which its interest became 70%) and CNY24.94 million (US$3.96 million) was paid by Li Qing (upon which his interest became 30%) on November 13, 2008. On September 21, 2010, in an internal group restructuring, Yangpu Shuanghu transferred its 70% interest in Guizhou Yongfu to Guizhou Puxin, for consideration of CNY70 million (US$11.12 million).

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

On July 10, 2009, the Company acquired all the issued and outstanding capital stock of Pineboom and its wholly-owned subsidiaries described below (collectively, the “Dayun Coal Group”) from the Shareholder and assumed the outstanding indebtedness owed to the Shareholder by Dayun Coal Group. The final purchase price was approximately CNY154.38 million (US$24.52 million) and was determined by reference to the estimated amount of coal resources of not less than 100 million tonnes reflected in the July 2008 technical review report.

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

Yangpu Dashi was established as a limited liability company in April 2004 under the laws of the PRC with an initial registered capital of CNY1 million (US$0.16 million) by Li Xuezhuan and Kang Jing, unrelated parties. In March, 2008, Li Xuezhuan and Kang Jing transferred their respective equity interests in Yangpu Dashi to Wan Chunpeng and Dang Junyan, related parties, at a total consideration of CNY1 million (US$0.16 million). In July 2008, Wan Chunpeng and Dang Junyan transferred their respective equity interests in Yangpu Shuanghu to Feishang Dayun, for total consideration of CNY1 million (US$0.16 million), and since the date of such transfer, Feishang Dayun has been the owner of 100% of the paid-up capital of Yangpu Dashi. On July 12, 2011, in an internal group restructuring, Feishang Dayun transferred its 100% interest in Yangpu Dashi to Guizhou Puxin, for consideration of CNY1.02 million (US$0.16 million).

Guizhou Dayun was established as a limited liability company in April 2004 under the laws of the PRC with an initial registered capital of CNY1 million (US$0.16 million) by Yu Xiang (50.0% interest), Wang Fang (40.0% interest) and Wang Yongzhi (10.0% interest), unrelated parties. In May 2004, the registered capital of Guizhou Dayun was increased to CNY4 million (US$0.64 million) through an additional capital injection of CNY1 million (US$0.16 million) by Liu Min and CNY2 million (US$0.32 million) by Yu Xiang. As a result of the additional capital, Guizhou Dayun became owned 62.5% by Yu Xiang, 25.0% by Liu Min, 10.0% by Wang Fang and 2.5% by Wang Yongzhi. In June 2008, Yu Xiang, Liu Min, Wang Fang and Wang Yongzhi transferred all their respective equity interests in Guizhou Dayun, at a total cost of CNY4 million (US$0.64 million), to Yangpu Dashi. Since the date of such transfer, Yangpu Dashi has been the owner of 100% of the paid-up capital of Guizhou Dayun. In July 2011, the registered capital of Guizhou Dayun was increased by CNY146 million (US$23.19 million) to CNY150 million (US$23.83 million).

Wealthy Year and Subsidiaries

Wealthy Year was incorporated under the laws of the British Virgin Islands in January 2010. Wealthy Year currently operates, through its wholly owned subsidiaries Smartact, Guizhou Fuyuantong and Guizhou Puxin, and its six majority-owned subsidiaries, i.e., Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal, Guizhou Yongfu, and its three direct and indirect wholly owned subsidiaries, i.e., Bijie Feishang, Yangpu Dashi (and its direct subsidiary Guizhou Dayun), all companies established under the laws of the PRC in Guizhou Province. Wealthy Year treats the business of its nine subsidiaries (the “Wealthy Year Subsidiaries”) except Bijie Feishang (which is currently dormant) and Yangpu Dashi – enterprises principally engaged in the acquisition, coal mine development and coal mine operation in the PRC – as its principal business activities.

On April 30, 2010, the Company acquired all the issued and outstanding capital stock of Wealthy Year and the Wealthy Year Subsidiaries (collectively, the "Wealthy Year Coal Group") except Guizhou Yongfu, Beijing Feishang, and Yangpu Dashi (and its subsidiary, Guizhou Dayun) from the Shareholder and assumed the outstanding indebtedness owed by then Wealthy Year Coal Group (which was at that time comprised Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal) to the Shareholder (the “Indebtedness”) on the closing date. The total purchase price for the common shares and Indebtedness was US$87 million (CNY547.66 million). At the time of incorporation, Wealthy Year was wholly owned by Feishang Group.

Smartact was established as a limited liability company in January 2010 under the laws of Hong Kong with an initial share capital of HK$1.00 (US$0.16) by Wong Wah On Edward, a director, CFO and Corporate Secretary of the Company. In April 2010, Wong Wah On Edward transferred his equity interest in Smartact to Wealthy Year, for HK$1.00 (US$0.16), and since the date of such transfer, Wealthy Year has been the owner of 100% of the paid-up capital of Smartact.

Guizhou Fuyuantong was established as a limited liability company in March 2010 under the laws of the PRC with a registered capital of CNY10 million (US$1.59 million) by Ren Xiaogang, a related party. In April 2010, Ren Xiaogang transferred his equity interest in Guizhou Fuyuantong to Smartact, for total consideration of CNY10 million (US$1.59 million), and since the date of such transfer, Smartact has been the owner of 100% of the paid-up capital of Guizhou Fuyuantong.

Guizhou Puxin was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of CNY150 million (US$23.83 million) by Yangpu Jindin Industrial Co. Ltd. (99%) and Zhang Xiaofeng (1%), unrelated parties. In March 2010, Yangpu Jindin Industrial Co. Ltd. and Zhang Xiaofeng transferred their respective equity interests in Guizhou Puxin to Guizhou Fuyuantong, for total consideration of CNY150 million (US$23.83 million), and since the date of such transfer, Guizhou Fuyuantong has been the owner of 100% of the paid-up capital of Guizhou Puxin.

Baiping Mining was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of CNY58 million (US$9.21 million) by Li Liangbo (68.88% interest), Zhang Li (22.08% interest) and Tan Guihua (9.04% interest), unrelated parties. In March 2009, Zhang Li and Tan Guihua transferred all their respective equity interests to Li Liangbo, at cost. In April 2009, Li Liangbo transferred 70% of his equity interest in Baiping Mining to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 70% of the paid-up capital of Baiping Mining.

Dayuan Coal was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of CNY46 million (US$7.31 million) by Li Shenggen, an unrelated party. In March 2009, Li Shenggen transferred his 99% equity interest in Dayuan Coal to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Dayuan Coal.

Gouchang Coal was established as a limited liability company in September 2009 under the laws of the PRC with a registered capital of CNY40 million (US$6.35 million) by Huang Bin, an unrelated party. In December 2009, Huang Bin transferred his 99% equity interest in Gouchang Coal to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Gouchang Coal.

Linjiaao Coal was established as a limited liability company in November 2008 under the laws of the PRC with a registered capital of CNY30.60 million (US$4.86 million) by Lin Peilin (70% interest), Chen Daowang (20% interest) and Zheng Shengjian (10% interest), all unrelated parties. In March 2009, Zheng Shengjian transferred 9% of his 10% equity interest, and Lin Peilin and Chen Daowang transferred all their respective equity interests in Linjiaao Coal, to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Linjiaao Coal.

Xinsong Coal was established as a limited liability company in November 2008 under the laws of the PRC with a registered capital of CNY60 million (US$9.53 million) by Cai Songqing (10% interest), Hu Chunlan (50% interest) and Jiang Honghai (40% interest), unrelated parties. In March 2009, Cai Songqing transferred 9% of his 10% equity interest, and Hu Chunlan and Jiang Honghai transferred all their respective equity interests in Xinsong Coal to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Xinsong Coal.

On September 21, 2010, in an internal group restructuring, Yangpu Shuanghu transferred its 70% interest in Guizhou Yongfu to Guizhou Puxin, for consideration of CNY70 million (US$11.12 million), and since the date of such transfer, Guizhou Puxin has been the owner of 70% of the paid-up capital of Guizhou Yongfu.

On October 19, 2010, Guizhou Puxin formed Bijie Feishang as a limited liability company under the laws of the PRC with a registered capital of CNY10 million (US$1.59 million). Bijie Feishang is currently dormant.

On July 12, 2011, in an internal group restructuring, Feishang Dayun transferred its 100% interest in Yangpu Dashi to Guizhou Puxin, for consideration of CNY1.02 million (US$0.16 million).

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

Feishang Copper was established as a limited liability company with an initial registered capital of CNY50 million (US$7.94 million) between two related parties, Shenzhen Feishang Industrial Development Co. Ltd. (“Feishang Industrial”) (CNY45 million, US$7.15 million or 90%) and Shenzhen Caopeng Investment Co. Ltd. (“Caopeng”) (CNY5 million, US$0.79 million or 10%) on May 26, 2005. In December 2006, Feishang Industrial and Caopeng transferred their equity interests in Feishang Copper to Mark Faith, at cost, and since the date of such transfer, Mark Faith has been the owner of 100% of the paid-up capital of Feishang Copper. In July 2007, the registered capital of Feishang Copper was increased to CNY174.2 million (US$27.67 million), of which CNY75.19 million (US$11.94 million) was paid up by Mark Faith at that time and the balance of CNY99.01 million (US$15.73 million) was paid on March 4, 2008.

On March 4, 2008, CHNR acquired all of the issued and outstanding capital stock of Mark Faith and its wholly-owned subsidiary Feishang Copper, from Feishang Group for a purchase price of CNY22.15 million (US$3.52 million). In addition, China Natural Resources paid Feishang Group CNY47.29 million (US$7.51 million) in satisfaction of outstanding indebtedness of the Mark Faith to Feishang Group.

On December 30, 2008, the Company completed the disposition of a 40% interest in Mark Faith to an unrelated third party, Joysight Limited, for a purchase price of US$14 million (CNY88.13 million). The disposition was governed by the terms and conditions of a Sale and Purchase Agreement entered into at the time of closing. The purchase price was evidenced by a promissory note executed and delivered by the purchaser which bears interest at the rate of 5% per annum and matured on June 30, 2009. The promissory note, together with accrued interest, was fully paid to the Company on February 27, 2009.

In order to concentrate the Group’s resources on the core coal and non-ferrous metal mining businesses, on September 29, 2009, the Company completed the disposition of the remaining 60% interest in Mark Faith to the Purchaser, for a sales price of US$21 million (CNY132.19 million). The disposition was governed by the terms and conditions of a Sale and Purchase Agreement entered into at the time of closing. The purchase price was evidenced by a promissory note executed and delivered by the Purchaser which borne interest at the rate of 5% per annum and matured on February 26, 2010. The promissory note, together with accrued interest, was fully paid to the Company on January 11, 2010.

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

B.

Business Overview

Through our operating subsidiaries, we are currently engaged in:

•

The acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sales of iron, zinc and other nonferrous metals extracted or produced at mines primarily located in Anhui Province in the PRC; and

•

The acquisition and exploitation of mining rights, including the exploration, construction, development and operation of coal mines located in Guizhou Province, the PRC.

The following table summarizes the activities of our major operating subsidiaries:

Business Segment	Name of Subsidiaries	Effective Interest controlled by the Company	Principal Activities
Mining of Zinc, Iron and Other Non-Ferrous Metals	Wuhu Feishang	100%	(i) Exploitation and Ore Processing of Zinc and Iron in its Yangchong Mine in Anhui Province, the PRC (ii) Exploration of its Sichong Mine in Anhui Province, the PRC
Mining of Zinc, Iron and Other Non-Ferrous Metals	Yunnan Mining	100%	(i) Exploration of its Baiguochong Mine in Anhui Province, the PRC (ii) Exploration of its Luojiachong Mine in Anhui Province, the PRC
Coal Development and Mining	Guizhou Yongfu	70%	Anthracite mine construction of its Yongsheng Mine in Guizhou Province, the PRC
Coal Development and Mining	Guizhou Dayun	100%	Anthracite mine construction of its Dayun Mine in Guizhou Province, the PRC
Coal Development and Mining	Baiping Mining	70%	Coal mining in its Baiping Mine in Guizhou Province, the PRC
Coal Development and Mining	Dayuan Coal	99%	Undergoing upgraded mine development project for its Dayuan Mine in Guizhou Province, the PRC
Coal Development and Mining	Gouchang Coal	99%	Coal mining in its Gouchang Mine in Guizhou Province, the PRC
Coal Development and Mining	Linjiaao Coal	99%	Coal mining in its Zhulinzhai Mine in Guizhou Province, the PRC
Coal Development and Mining	Xinsong Coal	99%	Undergoing upgraded mine development project for its Liujiaba Mine in Guizhou Province, the PRC

BUSINESS SEGMENT I - Mining of Zinc, Iron and Other Non-Ferrous Metals

Our metal mining operations are conducted by Wuhu Feishang, a PRC company that is wholly-owned by Feishang Mining. Wuhu Feishang is principally engaged in the mining of zinc, iron, and other minerals and nonferrous metals for distribution in the PRC.

We also conduct our non-ferrous metal exploration activities through Yunnan Mining, and, through January 26, 2010 and December 17, 2010, we conducted the non-ferrous metal exploration activities of our two unconsolidated investees - Guangdong Longchuan and Hainan Nonferrous Metal respectively, through Yangpu Lianzhong.

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

Initial data compiled by the International Lead and Zinc Study Group (“ILZSG”) for the year 2011 showed that global output of refined zinc metal was 13.07 million tonnes, which exceeded 2011 usage by 0.35 million tonnes, indicating 2011 is the fifth successive year that the global zinc market has been in surplus. The global refined zinc metal production rose by a significant 1.9% in 2011 as compared to 2010.

Zinc cash settlement price and three-month forward price on the London Mercantile Exchange (“LME”) averaged US$2,192 (CNY13,798) per tonne and US$2,212 (CNY13,924) per tonne, respectively, during 2011, 1.48% and 1.19% higher than during 2010. The three-month forward price of zinc peaked at US$2,596 (CNY16,342) per tonne and bottomed at US$1,740 (CNY10,953) per tonne in the year of 2011.

The following table shows the production, consumption and prices of zinc in China over the past five years:

	2007	2008	2009	2010	2011

Metal production (in thousand tonnes)	3,742	3,942	4,186	5,210	5,344
Consumption (in thousand tonnes)	3,550	3,820	4,310	4,950	5,200
Average price (CNY/ tonne)	28,166	15,465	13,721	17,967	16,922

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

World production of iron ore in 2011 is estimated to be 2.05 billion tonnes, an increase of 6.2% from 1.93 billion tonnes in 2010. World iron ore production is dominated by three companies: Companhia Vale do Rio Doce (Brazil), Rio Tinto Plc (Australia) and BHP Billiton Limited (Australia). These three companies together produced 620.45 million tonnes iron in 2010, accounted for 32% of the 1.93 billion tonnes global iron ore production, and they controlled over 60% of world seaborne trade of iron ore, according to Chinese Ferroalloy Online (www.cnfeol.com).

China produced 1,326 million tonnes of raw iron-ore in 2011, increased by 27.2% compared with 2010, according to National Bureau of Statistics of China. China imported 686 million tonnes of iron ore in 2011, increased by 11% from 618 million tonnes in 2010. The average CIF price of the imported iron ore was US$163.84 (CNY1,031)  per tonne, up 28.13% of 2010. Australia, Brazil, and India are the major exporters of iron ore to China, according to General Administration of Customs of the PRC.

The price of iron ore has been increasing sharply in recent years, and new mining capacity will continue to be taken into operation. According to China Iron and Steel Association, more than 300 iron-ore mines in over 40 countries are under construction or being planned and 380 million tonnes of additional capacity will be brought into operation by the end of 2013. With the slowdown of global economic growth, particularly the decrease in the economic growth rate of China, it is generally believed that the price for iron ore may be depressed in the coming few years.

Chinese domestic production of raw iron ore increased by 27.2% in 2011, and the tightening measures on real estate market started in 2010 has contracted the growth of demand of iron ore. The domestic supply and the oversea import exceeded the domestic demand in China in 2011. At the end of 2011, the inventory in major Chinese seaports was 97.15 million tonnes, increased by 25.53 million tonnes than 2010.

Micaceous Iron Oxide

Micaceous Iron Oxide (MIO) (chemical compound symbol Fe2O3) is a crystalline form of iron oxide that differs from the more familiar red, yellow, and brown forms of iron oxide pigments. Like other forms of iron oxide, MIO is a very inert material. It is insoluble in water, organic solvents, and alkalis, and is only slightly soluble in strong acids at elevated temperatures. It is un-reactive to most chemicals and is heat stable up to its melting point of over 1,000 degrees centigrade and is non-toxic, non-oxidizing, non-corrosive, and non-flammable. As a result of its properties, the use of coatings containing MIO pigments is becoming increasingly popular in manufacturing and industries, and for use in products such as durable antiseptic coating paint, primer and finish paint on steel structures.

Wuhu Feishang

Overview of Wuhu Feishang

Wuhu Feishang's principal activity is the mining of zinc, iron and other minerals for distribution in the PRC. Wuhu Feishang currently operates a mine located in Fanchang County, Wuhu City, Anhui Province, the PRC, for which it has acquired mining rights: the Yangchong Mine contains iron and zinc minerals. The mine produced approximately 34,000 tonnes of iron, 1,500 tonnes of zinc in 2010, and approximately 23,000 tonnes of iron and 1,100 tonnes of zinc in 2011. Wuhu Feishang’s acquisition of the entire business of Anhui Fanchang in May 2003, included without limitation, the mining rights to Yangchong Mine, and Zaoyuan Mine which ceased operation in October 2009 due to depletion of all of the mineral ore, as well as the properties and the processing facilities of the mines. Wuhu City is located in the northwestern Yangtze River Delta and is in the approximate center of East China, approximately 384 kilometers from Shanghai. In August 2007, Wuhu Feishang acquired exploration rights to a third mine – the Sichong Mine – where preliminary exploration is presently being conducted.

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

Zinc: Our zinc concentrates product is sold in its entirety to Huludao Zinc Industry Co., Ltd., a Shenzhen-listed company which is located in Huludao City, Liaoning Province, the PRC, and which is primarily engaged in the zinc smelting business. The price of our zinc concentrates is generally set at 50% (to be adjusted by the grading of the product) of the monthly average price of “#0” electrolytic zinc announced by Shanghai Nonferrous Metals on its website (www.smm.com.cn).

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

The average selling prices per metric tonne of our major metal products for each of the three years ended December 31, 2009, 2010 and 2011, are set forth in the following table:

Major Product	2009	2010	2011
	CNY/ MT	CNY/ MT	CNY/ MT
Zinc (based on zinc concentrates grade 42% ~ 44%)	6,616	10,358	10,294
Iron concentrates (Grade 65% ~ 66%)	648	1,047	1,241
Micaceous Iron Oxide Grey (Grade 160, 240, 320)	2,017	1,949	1,920

The following table summarizes the production quantity and sales quantity of our metal products for each of the years ended December 31, 2007, 2008, 2009, 2010 and 2011 included in continuing operations.

	2007	2008	2009	2010	2011
Production quantity (in tonnes):
Zinc (based on zinc concentrates grade 42% ~ 44%)	3,925	795	644	1,485	1,160
Iron concentrates (Grade 65% ~ 66%)	55,580	54,150	59,500	34,060	23,200
Micaceous iron oxide – grey (Grade 160, 240, 320)	1,080	1,025	1,001	1,119	1,249
Sales quantity (in tonnes):
Zinc (based on zinc concentrates grade 42% ~ 44%)	4,113	907	740	1,408	1,013
Iron concentrates (Grade 65% ~ 66%)	56,070	53,888	58,779	35,042	21,163
Micaceous iron oxide – grey (Grade 160, 240, 320)	1,296	1,099	744	1,007	1,424

Yangchong Mine

The Yangchong Mine is an underground mine located in Fanyang Town, Fanchang County, Anhui Province in the PRC, the centre of which has a geological coordinate EL 118°08’00”, NL 31°05’40”. The mine is approximately 4.2 kilometers west of Fanchang County and 13.5 kilometers southeast of Digang Town. Access to the mine is via Province Road 321 approximately 40 kilometers from Wuhu City. Yangchong Mine has a total mining area of 0.186 square kilometers. The Yangchong Mine contains iron and zinc.

The area’s mining history dates back to the early 1990s. An exploration and development campaign was completed by Nanchang Engineering & Research Institute of Nonferrous Metal in 1991, with a planned daily mining capacity of approximately 100 tonnes of ore. Full scale ore production started in 1999, and the daily mining capacity gradually increased to approximately 900 tonnes of ore in 2007.

Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at Yangchong Mine is licensed to Wuhu Feishang by the State for a period of years (see “Government Regulation” below). The Company is the only party that is currently licensed to mine the Yangchong Mine. The Company’s current license to mine the Yangchong Mine expires on November 24, 2014, and may be renewed upon expiry.

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

Access to the underground workings at the Yangchong Mine is via a ramp from the surface and connecting numerous levels. At the end of 2006, the exploitation of the Yangchong Mine 50 meters below sea level was completed. Since early 2007, the principal working levels lay between the elevations of 50 and 150-meters below sea level. The electricity supply in the mining area is mainly provided by East China Grid, with a 500 kilo voltage of transmission base located in 3 kilometers east of Yangchong Mine.

Yangchong Mine is located near the Yangtze River, in which surface and underground water resources are abundant.  The source of tap water, which is used for domestic and production purposes, primarily comes from underground water.

Wuhu Feishang outsources its mine extraction to an unrelated third party – Wenzhou Mining Engineering Co. Ltd. Wuhu Feishang renewed the mining outsourcing contract with the subcontractor, running from January 1, 2011 to December 31, 2011, for outsourcing the mine extraction work of Yangchong Mine. Under the agreement, the subcontractor charged a service fee of CNY60.90 (US$9.67) per ton of ore extracted, and CNY13.00 (US$2.07) per tonne of useless stone removal. For the developing of ramps, the subcontractor charged a service fee of CNY2,600.00 (US$413.03) per extra meter of inclined shaft and CNY1,860.00 (US$295.48) per extra meter of flat shaft. Except for the mining of raw minerals, which is outsourced to an unrelated third party (as described above), all the ore processing procedures are performed by Wuhu Feishang. Raw minerals extracted from Yangchong Mine are processed into iron and zinc metals in factories located near the mine.

All equipment, infrastructure and facilities material to Wuhu Feishang’s operations are believed to be in good condition. The plant was constructed in 1991 and has been periodically upgraded. The processing plant is capable of producing approximately 600 tonnes of finished products per day. The processing facilities process raw ore from the Yangchong Mine. All processing facilities and equipment of Wuhu Feishang were acquired from Nanchang Non-ferrous Metallurgy Designing Organization, a Class-A corporation in China in designing and producing equipment for the mining industry. All technology and equipment meet the industrial standard as required by the relevant government authorities. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and an administration building. At December 31, 2010 and 2011, the net book value of property, plant and equipment of Yangchong Mine was approximately CNY15,025,071 (US$2,386,864) and CNY14,310,895 (US$2,273,411), respectively.

As of December 31, 2011, the reserve and mineralized material estimates of Yangchong Mine are as follows:

	As of December 31, 2011
	Probable Reserve (in metal tonnes)	Mineralized Material (in ore tonnes)	Average quality of ore
Yangchong Mine
Zinc	4,605	—	5.82%
Iron	76,383	—	44.76%
Zinc-Iron	—	3,308,037	Zn: 5.15%; Fe: 44.89%

Note:

The probable reserve as of December 31, 2011 has been adjusted by removing those reserves extracted by the Company’s past mining activities. Based on the 2011 production levels, the length of the mining activity of our probable reserves for Yangchong mine is approximately 3 years for iron and 4 years for zinc respectively. The mine dilution loss and the mining recovery factor of Yangchong Mine are approximately 10% and 90%, respectively. The metallurgical recovery factor of zinc and iron are approximately 96% and 87%, respectively.

Zaoyuan Mine

The Zaoyuan Mine is also an underground mine located in Fanyang Town, Fanchang County, Anhui Province in the PRC, the centre of which has a geological coordinate EL 118°12’47”, NL 31°08’54”. The mine is approximately 8.5 kilometers east of Fanchang County and 17 kilometers southeast of Digang Town. Access to the mine is via Province Road 321 approximately 40 kilometers through Wuhu City. Zaoyuan Mine has a total mining area of approximately 0.0136 square kilometers. Prior to depletion of minable resources, the Zaoyuan Mine contained mainly iron.

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

The net book value of property, plant and equipment of Zaoyuan Mine at December 31, 2010 and 2011 were nil as they were fully depreciated and scrapped. All of the minable reserves of Zaoyuan mine had been fully extracted in 2009.

Sichong Mine

During the year ended December 31, 2007, Wuhu Feishang acquired exploration rights to Sichong Mine for CNY700,000 (US$111,201). The geological coordinate of this property is EL 118°10’33”~ 118°11’28” and  NL 31°01’30”~ 31°03’00” covering a site area of 3.73 square kilometers. The Sichong Gold-Silver-Lead-Zinc Mine is located in Suncun Town, Fanchang County, Anhui Province in the PRC, approximately 4 kilometers south of Fanchang County with an exploration permit running from November 29, 2011 to November 29, 2013, upon expiry of which Wuhu Feishang intends to renew the permit. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau, Anhui Hydro-geology Survey & Engineering Geology Survey Corporation and Shandong Zhengyuan Geological Exploration Institute to carry out prospecting which includes geophysical, geochemical and drilling works, and as of December 31, 2011, expenses of approximately CNY2.96 million (US$0.47 million) had been incurred. While results of preliminary prospecting suggest that the mine contains mineable quantities of gold, silver, lead and zinc, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercial viability of pursuing a plan of extraction. The next stage of prospecting is being planned. The total budgeted amount for this project is approximately CNY4.15 million (US$0.66 million). This exploration project is expected to be financed by internally-generated funds.

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

For the years ended December 31, 2009, 2010 and 2011, the largest five suppliers accounted for 40%, 36% and 62%, respectively, of Wuhu Feishang’s purchases. For the years ended December 31, 2009, 2010 and 2011, the largest supplier accounted for 13%, 12% and 36%, of Wuhu Feishang’s purchases, respectively.

Customers

Wuhu Feishang sells all of its zinc and iron products to companies in the PRC. All of Wuhu Feishang’s zinc products were sold to a single customer, Huludao Zinc Industry Co., Ltd., which is the largest zinc smelter in Asia. Zinc production contributed 7.04% and 11.62% of the Company’s sales and gross profit, respectively, in 2011. Most sales to Huludao were made on cash on delivery basis. For iron and other products, sales are generally made under sales contracts with customers, typically with a one-year term. Over 90% of these sales (including sales to Huludao) are made on cash on delivery basis. For the others, management may extend up to three months’ credit to customers who are determined to be creditworthy.

For the three years ended December 31, 2009, 2010 and 2011, Wuhu Feishang’s five largest customers accounted for 85%, 95% and 96% of Wuhu Feishang’s sales, respectively. During the year ended December 31, 2009, the three largest customers accounted for 32%, 19% and 15%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2010, the three largest customers accounted for 55%, 27% and 8%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2011, the three largest customers accounted for 41%, 24% and 17%, respectively, of Wuhu Feishang’s sales.

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

(d)

Quality examination and analysis: During chemical analysis, those samples with abnormal results or obtained from anomalous sectors will be selected for spot chemical test. Usually, 5% of the samples will be picked up.

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

Yunnan Mining

During the year ended December 31, 2009, Yunnan Mining acquired exploration rights to Baiguochong Mine for consideration of CNY800,000 (US$127,087). The geological coordinate of this property is EL 118°11′30″~ 118°12′15″ and NL 31°02′00″~ 31°03′15″ covering a site area of 2.72 square kilometers. The Baiguochong Lead-Zinc Mine is located in E Shan Town, Fanchang County, Anhui Province in the PRC, approximately 6 kilometers south of Fanchang County with an exploration permit running from May 28, 2010 to May 28, 2012, subject to renewal upon expiry. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau to carry out prospecting which includes geophysical and drilling works, and, to date, has incurred exploration expenses of approximately CNY2.50 million (US$0.40 million). While the results of preliminary  prospecting suggest that the mine contains mineable quantities of lead and zinc, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercially viability of pursuing a plan of extraction. The total budgeted amount for this exploration project is anticipated to be CNY4 million (US$0.64 million). This project is expected to be financed by internally-generated funds.

During the year ended December 31, 2011, Yunnan Mining acquired exploration rights to Luojiachong Mine for consideration of CNY600,000 (US$95,315). The transfer of the exploration rights has not been completed yet. The geological coordinate of this property is EL 118°05′15″~ 118°07′00″ and NL 30°59′00″~ 31°00′15″ covering a site area of 5.81 square kilometers. The Luojiachong Copper-Polymetallic Mine is located in the west of Chisha Town, Fanchang County, Anhui Province in the PRC, approximately 15 kilometers southeast of Fanchang County with an exploration permit running from June 22, 2010 to June 22, 2012, subject to renewal upon expiry. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau to carry out prospecting which includes geophysical works, and incurred exploration expenses of approximately CNY0.43 million (US$68,309). While the results of preliminary prospecting suggest that the mine contains minerals of iron, copper, lead, zinc, gold and silver, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercially viability of pursuing a plan of extraction.

Yangpu Lianzhong

Yangpu Lianzhong is currently dormant. The 45% equity interest in Guangdong Longchuan and 48% equity interest in Hainan Nonferrous Metal originally held by Yangpu Lianzhong were disposed of to an unaffiliated party on January 26, 2010 and December 17, 2010 respectively.

Until the third quarter of 2009, Yangpu Lianzhong also engaged in certain trading activities of blister copper.  For the years ended December 31, 2008 and 2009, the only supplier of blister copper to Yangpu Lianzhong was Feishang Copper, a subsidiary of the Company until its disposition during the third quarter of 2009. During the years ended December 31, 2008 and 2009, Yangpu Lianzhong sold blister copper to Wuhu Hengxin Copper Group Co., Ltd. (“Wuhu Hengxin”) and Wuhu Hengchang Copper Smelting Co., Ltd. (“Wuhu Hengchang”), both of which are related parties, amounting to CNY26.21 million (US$4.16 million) and CNY63.03 million (US$10.01 million), respectively.  The sales price was determined based on the average price per tonne of cathode copper over the five consecutive trading days subsequent to the delivery date, as published on the website of the Shanghai Future Exchange (http://www.shfe.com.cn), less CNY1,050 (US$167).  The Company believes that the terms of the related party transaction are consistent with customary commercial terms and are at least as favorable to the Company as could have been obtained from an unrelated party.

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

Guangdong Longchuan was conducting exploration activities on the Jinshizhang Mine prior to Yangpu Lianzhong’s disposition of its 45% equity interest in Guangdong Longchuan on January 26, 2010.

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

Hainan Nonferrous Metal was conducting exploration activities on its 12 mines prior to the disposition of Yangpu Lianzhong’s 48% equity interest in Hainan Nonferrous Metal on December 17, 2010.

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

Wuhu Feishang’s mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu Feishang is required to submit a mining proposal and feasibility studies to the relevant government authority; and is also obligated to pay a resources compensation fee to the State in an amount equal to 2% of annual sales of zinc and iron concentrates. Resources compensation fees of CNY614,000 (US$97,539),  CNY768,800 (US$122,131) and CNY733,700 (US$116,555) were paid in 2009, 2010 and 2011, respectively. The natural resources fee for the renewal of the mining rights to Yangchong Mine of CNY3,002,900 (US$477,037) was paid in December 2005 whereas that of Zaoyuan Mine of CNY354,000 (US$56,236) was paid in October 2006. Natural resources fees are not required to be paid in connection with the grant of exploration rights and, therefore, no natural resources fees are payable for the Sichong Mine and Baiguochong Mine until such time, if any, as we seek mining rights with respect to those mines.

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

BUSINESS SEGMENT II - Coal Development and Mining

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

Coal is one of the largest and most important energy resources in the world. Coal is also the major fuel used for generating electricity worldwide, particularly in mainland China. According to the BP Statistical Review 2011, the world total coal production in 2010 reached 7,273 million tonnes, up 6.3% from 2009. The world's major coal producers are China, the USA, India, Australia, Russia, Indonesia and South Africa. China was the largest coal producer in the world in 2010, providing 48.3% of the world production. The world total coal consumption in 2010 amounted to 3,556 million tonnes oil equivalent, up 7.6% compared with 2009. China, the USA, India, Japan, Russia and South Afica are the major coal consuming nations. China was the largest consumer of coal in 2010, accounting for 48.2% of world consumption. China contributed 68% of growth in global production and 63% of growth in global consumption.

In 2011, China’s coal imports totaled 182.4 million tonnes, increased by10.7% from 164.8 million tonnes in 2010. Strong import growth has occurred in China due to a combination of factors, including lower international coal prices and dropping freight rates, growing electricity demand and limited growth in domestic production.

The following table shows the production and consumption of raw coal in China over the past 5 years:

	2007	2008	2009	2010	2011

Production (in million tonnes)	2,523	2,716	3,050	3,240	3,520
Consumption (in million tonnes)	2,586	2,740	3,020	3,180	3,480

———————

Source: National Bureau of Statistics of China, National Energy Administration

Coal Mining Operations

Our coal mining operation involves four main processes, i.e. mine construction, coal production, marketing and sales, and environmental protection.

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

Coal Production: Longwall caving mining technology and coal blasting methodology are adopted in our coal mining operation. Raw coal is transported by scraper conveyor or belt transportation system. A fully mechanized coal mining method is applied to those coal working faces with good geologic structure and stable coal seams with thickness above two meters. Raw coal is then transported by the main tunnel belt conveyor to the work site on the ground for screening and grading processing where it is stored for load-out to customers. Coal mining faces are supported by individual hydraulic prop and articulated roof beam. Waste edge prop and security system of roof fall are adopted to secure the safety of workers.

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

The following diagrams show the geography of our coal mines and their surrounding areas:

Business of Guizhou Puxin

Following internal group restructurings completed in June 2010 and July 2011, Guizhou Puxin currently owns a 70% equity interest in Guizhou Yongfu, a 100% equity interest in Yangpu Dashi (which in turn owns 100% equity interest in Guizhou Dayun), a 70% equity interest in Baiping Mining, a 99% equity interest in Dayuan Coal, a 99% equity interest in Gouchang Coal, a 99% equity interest in Linjiaao Coal, and a 99% equity interest in Xinsong Coal.

In addition to holding interests in its mining subsidiaries, Guizhou Puxin also conducts coal trading activities.  Coal trading in the PRC requires the possession of a Coal Trading Qualification Permit.  Guizhou Puxin holds a Coal Trading Qualification Permit (permit number 20520101010822) granted by the Guizhou Energy Bureau, which will expire in March 10, 2013, subject to renewal upon expiry.  Guizhou Puxin purchases coal both from its own coal mines and independent third parties; and sells the coal to independent third parties.  For the years ended December 31, 2010 and 2011, the Company recorded turnover in coal trading of CNY nil (US$nil) and CNY 33.06 million (US$5.25 million) respectively.

Business of Guizhou Yongfu (Yongsheng Mine)

On November 8, 2007, the Guizhou Provincial Department of Land and Resources granted Guizhou Yongfu a coal mining right (mining right permit number 5200000711822) covering 18.234 square kilometers located in Huajuexiang, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 600,000 tonnes, which will expire in November 2027, subject to renewal upon expiry.  The geological coordinate of this property is EL 106°23′00″~ 106°25′45″ and NL 27°10′00″~ 27°13′00″.  The name of this lode property is “Yongsheng Mine”.  The first phase (north wing) of the coal mine is currently under construction for 600,000 tonnes’ coal production capacity.  The construction includes the main declined shaft, water supply system, power supply system, main haulage drift, shaft transportation system, security and surveillance system, industrial site, and road improvement.  The project, with a total cost incurred of approximately CNY244.85 million (US$38.90 million), is approximately 59% completed as of December 31, 2011.  The estimated construction cost of the project is approximately CNY414.85 million (US$65.90 million). The construction work of the first phase (north wing) is expected to be completed by the second half of 2012. The pilot run is expected to begin thereafter.  The second phase (south wing) construction of Yongsheng Mine is in the planning stage.

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

Minable Seam Numbers	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C8	1.8-3.9	2.8
C9	0.2-1.8	0.9
C10	0.3-2.4	0.8
C11	0.3-1.6	1.1
C12	1.3-2.5	1.7

In accordance with applicable PRC laws, we are not permitted to obtain safe production and coal production permits covering Guizhou Yongfu’s mines (see “Government Regulation of Coal Mining Activities”, below) until completion of inspection of the construction/ development project and the pilot run. Thereafter, commercial production is expected to commence.

The mining right premium of Guizhou Yongfu was determined by the Guizhou Provincial Department of Land and Resources to be CNY89.54 million (US$14.22 million).  Guizhou Yongfu has paid CNY30 million (US$4.77 million) as of December 31, 2011.  The remaining balance of CNY59.54 million (US$9.46 million) is payable in six installments over a six-year period to the Guizhou Provincial Department of Land and Resources, of which, CNY6.00 million (US$0.95 million) is payable in 2012. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2011 was 5.74%.

Guizhou Yongfu has reached lease agreements, crop compensation agreements and relocation agreements relating to 79,461 square meters of land with 155 affected village residents.  Guizhou Yongfu has paid approximately CNY3.80 million (US$0.60 million) compensation in respect of these agreements up to December 31, 2011. Guizhou Yongfu has also paid CNY2.10 million (US$0.33 million), and CNY1.43 million (US$0.23 million) to Jinsha County government in November 2010 and December 2010, respectively, to change the zoning of the 85,974 square meters mine area from agriculture land use to industrial use.

Guizhou Yongfu obtained a JORC-compliant independent technical report covering Yongsheng Mine from Behre Dolbear & Company Asia, Inc. in September 2011.  Behre Dolbear & Company Asia, Inc. is an affiliate of Behre Dolbear Group, Inc, a mineral industry advisory and consulting group, with offices in 11 cities internationally including in China, Mongolia, the United States, Canada, Australia, Mexico and Chile, which specializes in performing mineral industry studies for mining companies, financial institutions and natural resource firms. The following table describing the coal resources at Yongsheng Mine has been extracted from the report:

Yongsheng Mine	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Non-Reserve Coal (in million tonnes)	Btu (in MJ/kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	4.00	49.05	53.05	32.24	28.62	1.27	Yes

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves.  Had the “proven” and “probable” reserves of the Yongsheng Mine been determined using procedures and protocols generally recognized in the United States, the “proven” and “probable” reserves might be substantially different (higher or lower) from the results of the independent technical report.

Management continues to believe that the PRC remains the world’s largest consumer of coal and that prospects in the PRC’s coal market will improve. The current development strategy of Guizhou Yongfu is to complete the construction of its coal mine and the pilot run according to its planned schedule.

Business of Guizhou Dayun (Dayun Mine)

On March 6, 2011, Guizhou Provincial Department of Land and Resources granted Guizhou Dayun a coal mining right (mining right permit number C5200002011031120112455) covering 16.9035 square kilometers located in Gaopingxiang, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 600,000 tonnes, which will expire in March 2031, subject to renewal upon expiry.  The geological coordinate of this property is EL 106°25′30″~ 106°27′30″ and NL 27°10′30″~ 27°17′45″.  The name of this lode property is “Dayun Mine”. Guizhou Dayun started the pre-construction design of Dayun Mine in late 2011, and the construction includes the main declined shaft, water supply system, power supply system, main haulage drift, shaft transportation system, security and surveillance system, industrial site, and road improvement. The estimated construction cost of the first phase (with an annual production capacity of 600,000 tonnes) is approximately CNY434 million (US$68.94 million), and the construction work is expected to be completed by the end of 2014. The construction cost is expected to be funded by internal resources and bank borrowings. According to the initial plans, it is anticipated that Dayun Mine will undergo a future second phase of construction.

Dayun Mine is located approximately 40 kilometers south-east of Jinsha County in Guizhou Province and 90 kilometers north-west of Guiyang, the provincial capital of Guizhou Province.  A 60 kilometers county road leads to Dayun Mine from Jinsha County, which is 70 kilometers from the Nanbai railway station in Zunyi County and is linked to Zunyi City by the 326 National Road.  From Dayun Mine, Guiyang-Zunyi-Chongxihe Highway is accessed via the Changba and Shatu Township Roads and high-graded highway are accessed by Liuguang and Wujiang rivers.  A highway linking Jinsha County to Guiyang that passes by Gaoping is planned and will traverse through the vicinity of the mine.  Upon completion of this highway, the direct route from Dayun Mine to Guiyang will be less than 150 kilometers.

There are three electricity transformer substations close to Dayun Mine, Changba 110kV substation, Gaoping 35kV substation, and Yongsheng Mine’s 35kV substation.  These substations can provide stable electricity supply to Dayun Mine. Unpolluted water can be supplied from several spring steams, Mushuiyi reservoir, and Liuguang River, a sub-branch of Wujiang River.

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

Minable Seam Numbers	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
M6	0.3-3.3	1.7
M8	1.1-5.0	2.7
M11	0.5-2.9	1.2
M12	0.8-3.6	2.0

In accordance with applicable PRC laws, we are not permitted to obtain safe production and coal production permits covering Dayun Mine (see “Government Regulation of Coal Mining Activities”, below) until completion of inspection of the construction/ development project and the pilot run. Thereafter, commercial production is expected to commence.

The mining right premium of Guizhou Dayun was determined by the Guizhou Provincial Department of Land and Resources to be CNY72.99 million (US$11.60 million).  Guizhou Dayun has paid CNY14.69 million (US$2.33 million) through December 31, 2011. The remaining balance of CNY58.30 million (US$9.26 million) at December 31, 2011 is payable in five installments over a five-year period to the Guizhou Provincial Department of Land and Resources commencing in 2012. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2011 was 6.26%.

Guizhou Dayun has reached lease agreement with Daqiao village commettee relating to 90,260 square meters of land to be used as the industrial site of the Dayun Mine. Guizhou Dayun paid CNY3.76 million (US$0.60 million) in respect of the agreement for use of the land. The total area of the mine's industrial site will be 132,490 square meters, according to the mine design of Dayun Mine. On December 31, 2011, Guizhou Dayun obtained the approval of Guizhou provincial government to change the zoning of the 132,490 square meters area from agriculture land use to industrial use.

Dayun obtained a JORC-compliant independent technical report covering Dayun Mine from Behre Dolbear & Company Asia, Inc. in September 2011.  The following table describing the coal resources at Dayun Mine has been extracted from the report:

Dayun Mine	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Non-Reserve Coal (in million tonnes)	Btu (in MJ/kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	12.50	84.79	97.29	19.72	28.03	2.12	Yes

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves.  Had the “proven” and “probable” reserves of the Dayun Mine been determined using procedures and protocols generally recognized in the United States, the “proven” and “probable” reserves might be substantially different (higher or lower) from the results of the independent technical report.

The current development strategy of Guizhou Dayun is to complete the construction of its coal mine and the pilot run according to its planned schedule.

Business of Baiping Mining (Baiping Mine)

On October 10, 2008, Baiping Mining was granted a coal mining right (mining right permit number 5200000820925) to 3.0142 square kilometers located in Gaoping, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 150,000 tonnes, which will expire in August 2014.  The geological coordinate of this property is EL 106°24′06″~ 106°25′21″ and NL 27°15′00″~ 27°16′04″.  The name of this lode property is “Baiping Mine”.  The first phase construction of Baiping Mine, which is designed for 300,000 tonnes of coal production capacity, was completed in December 2010. Baiping Mine started its commercial run in April 2011 with an annual production capacity, as stipulated in the mining right permit and the coal production permit, of 150,000 tonnes of anthracite.  Baiping Mine is in the process of applying for a 300,000 tonnes’ mining right permit and it is anticipated that such permit will be obtained by the end of 2012. Baiping Mine intends to apply for a 300,000 tonnes’ coal production permit upon the issuance of new mining right license. The second phase construction of Baiping Mine is to accommodate a total of 600,000 tonnes coal production capacity. The second phase construction is designed as an upgraded mine development project on the ventilation declined shaft, water supply system, power system, shaft transportation system, security and surveillance system. The second phase construction is being planned and has not yet commenced. The estimated cost for the second phase construction is approximately CNY117.47 million (US$18.66 million).  The construction cost is expected to be funded by internal resources and bank borrowings.

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

Baiping Mine has a total of twelve coal seams in the area. Five seams, C4, C5, C7, C8 and C12, are eligible to be mined over the whole licensed area.  The coal seams of the Baiping Mine are described in the following table:

Minable Seam Number	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C4	1.6-3.0	2.1
C5	1.3-1.9	1.6
C7	1.4-2.1	1.8
C8	1.2-2.3	1.8
C12	1.3-3.6	2.3

The mining right premium of Baiping Mining was determined by the Guizhou Provincial Department of Land and Resources to be CNY3.41 million (US$0.54 million).  Baiping Mining has fully paid the outstanding amount as of December 31, 2010. Baiping Mining obtained a temporary 10,877 square meter land use right from the Bureau of Land and Resources of Jinsha County.  Baiping Mining paid approximately CNY108,770 (US$17,279) in respect of this temporary land use right.  Application for renewal of the temporary land use right has been lodged with the Bureau of Land and Resources of Jinsha County.

Baiping Mining has reached land lease agreements covering 12,973 square meters with affected village committees and village residents.  Baiping Mining has paid approximately CNY0.30 million (US$0.05 million) compensation in respect of these agreements.

Baiping Mining obtained a JORC-compliant independent technical report covering Baiping Mine from Behre Dolbear & Company Asia, Inc. in September 2011.  The following table describing the coal resources at Baiping Mine has been extracted from the report:

Baiping Mine	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Non-Reserve Coal (in million tonnes)	Btu (in MJ/kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	4.00	19.04	23.04	7.24	28.33	2.35	Yes

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves.  Had the “proven” and “probable” reserves of the Baiping Mine been determined using procedures and protocols generally recognized in the United States, the “proven” and “probable” reserves might be substantially different (higher or lower) from the results of the independent technical report.

Business of Dayuan Coal (Dayuan Mine)

On February 20, 2009, Dayuan Coal was granted a coal mining right (mining right permit number 5200000920138) to 1.6490 square kilometers located in Xinfang, Nayong County, Guizhou Province, the PRC, with an annual production capacity of 150,000 tonnes, which will expire in April 2014.  The geological coordinate of this property is EL 105°07′31″~ 105°08′42″ and NL 26°38′06″~ 26°38′52″.  The name of this lode property is “Dayuan Mine”.  Dayuan Coal had been constructing a new production system designed for an annual production capacity of 300,000 tonnes since July 2009, and the construction was completed in December 2011. Dayuan Coal is in the process of applying for a 300,000 tonnes’ mining right permit and it is anticipated that such permit will be obtained by June 2012. Dayuan Coal intends to apply for a 300,000 tonnes’ annual coal production permit upon the issuance of the new mining right permit. It is expected that the 300,000 tonnes’ annual coal production permit will be obtained by the end of 2012.

Dayuan Mine is located approximately 22 kilometers west of Nayong County in Guizhou Province and seven kilometers from Yangchang power plant.  A county road leading to 307 provincial road from Dayuan Mine to Guiyang, the provincial capital of Guizhou Province, is about 300 kilometers.

The prior production system used a dual-circuit power supply: one loop from Yangchang substation and the other loop from Xinfang substation; both are 10kV. The new production system uses a single power supply from Xinfang substation with 10kV.  The prior system of Dayuan Mine used mountain spring water located 1.5 kilometers away and underground water.  The new system uses household tap water and river water.

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

Dayuan Mine contains 84 coal seams.  Four seams, C3, C5, C6, and C7, are minable over the whole licensed area.  The coal seams of the Dayuan Mine are described in the following table:

Minable Seam Numbers	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C3	0.4-2.1	1.1
C5	0.8-8.6	3.5
C6	0.8-1.2	1.0
C7	0.5-1.5	1.0

Dayuan Coal obtained mining rights for the Dayuan Mine for a total consideration of CNY13.38 million (US$2.13 million) prior to the Company’s acquisition of Wealthy Year. The last installment of the purchase price, which amounted to CNY2.49 million (US$0.40 million), was paid by Dayuan Coal to the Guizhou Provincial Department of Land and Resources in October 2011. The payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2011 was 5.55%.

Dayuan Coal has reached land lease agreements covering 76,751 square meters and relocation agreements with the village committee of Pingdong Village, Xinfang Town, Nayong County and 136 affected village residents.  Dayuan Coal has agreed to pay approximately a total of CNY4.51 million (US$0.72 million) compensation in respect of these agreements.  Dayuan Coal has also obtained a temporary 4,528 square meters land use right for one year from the Bureau of Land and Resources of Nayong County.  Dayuan Coal has paid approximately CNY113,202 (US$17,983) in respect of this temporary land use right.

Dayuan Coal obtained a JORC-compliant independent technical report covering Dayuan Mine from Behre Dolbear & Company Asia, Inc. in September 2011.  The following table describing the coal resources at Dayuan Mine has been extracted from the report:

Dayuan Coal	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Non-Reserve Coal (in million tonnes)	Btu (in MJ/kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	3.00	5.27	8.27	6.38	25.79	1.16	Yes

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves.  Had the “proven” and “probable” reserves of the Dayuan Mine been determined using procedures and protocols generally recognized in the United States, the “proven” and “probable” reserves might be substantially different (higher or lower) from the results of the independent technical report.

Business of Gouchang Coal (Gouchang Mine)

On December 8, 2009, Gouchang Coal was granted a coal mining right (mining right permit number C5200002009121120048406) to 1.7198 square kilometers located in Kunzhai, Nayong County, Guizhou Province, the PRC, with an annual production capacity of 90,000 tonnes, which will expire in April 2017.  The geological coordinate of this property is EL 105°10′30″~ 105°11′15″ and NL 26°54′15″~ 26°55′00″.  The name of this lode property is “Gouchang Mine”.  The first phase coal mine construction designed for 90,000 tonnes of annual coal production capacity was completed in November 2010. Gouchang Mine started commercial run in May 2011 with an annual production capacity, as stipulated in the mining right permit and the coal production permit, of 90,000 tonnes of anthracite. Gouchang Coal intends to consolidate nearby coal mines and apply for a 450,000 tonnes’ mining right permit.  The consolidation will be part of the intergration program for coal mines in Guizhou province. The intergration program and related policy are being formulated by the Guizhou provincial government.

Gouchang Mine is located approximately 24 kilometers northwest of Nayong County in Guizhou Province.  A county road leading to 307 provincial road from Gouchang Mine to Guiyang, the provincial capital of Guizhou Province, is about 300 kilometers.

Gouchang Coal uses the national agricultural dual-circuit power supply: one loop from Nayong Weixin substation and the other from Kunzhai substation; both are 10kV.  Gouchang Mine uses spring water from a nearby mountain.

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

Gouchang Mine contains 44 coal seams.  Five seams, M5-1, M5-2, M6-1, M6-2 and M13, are minable over the whole licensed area.  The coal seams of the Gouchang Mine are described in the following table:

Minable Seam Numbers	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
M5-1	0.2-3.0	2.6
M5-2	1.2-4.6	3.2
M6-1	0.9-2.3	1.7
M6-2	0.4-1.4	1.2
M13	1.0-1.2	1.1

Gouchang Coal obtained mining rights for the Gouchang Mine for a total consideration of CNY11.75 million (US$1.87 million) prior to the Company’s acquisition of Wealthy Year. This obligation, which amounted to CNY1.75 million (US$0.28 million) at December 31, 2011, is payable by Gouchang Coal to the Guizhou Provincial Department of Land and Resources in 2012. The outstanding balance bears floating interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2011 was 5.57%.

Gouchang Coal has reached land lease agreements covering 32,609 square meters with the village committee and 16 affected village residents.  Gouchang Coal has paid CNY0.42 million (US$0.07 million) compensation in respect of these agreements.  Gouchang Coal has also obtained a temporary 11,329 square meters land use right for one year from the Bureau of Land and Resources of Nayong County.  Gouchang Coal has paid approximately CNY109,897 (US$17,458) in respect of this temporary land use right.

Gouchang Coal obtained a JORC-compliant independent technical report covering Gouchang Mine from Behre Dolbear & Company Asia, Inc. in September 2011.  The following table describing the coal resources at Gouchang Mine has been extracted from the report:

Gouchang Coal	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Non-Reserve Coal (in million tonnes)	Btu (in MJ/kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	2.00	3.85	5.85	3.57	27.80	1.10	Yes

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves.  Had the “proven” and “probable” reserves of the Gouchang Mine been determined using procedures and protocols generally recognized in the United States, the “proven” and “probable” reserves might be substantially different (higher or lower) from the results of the independent technical report.

Business of Linjiaao Coal (Zhulinzhai Mine)

On April 27, 2011, Linjiaao Coal was granted a coal mining right (mining right permit number C5200002011031120108782) to 1.4104 square kilometers located in Xinhua, Liuzhi Special Zone, Guizhou Province, the PRC, with an annual production capacity of 300,000 tonnes, which will expire in July 2018.  The geological coordinate of this property is EL 105°26′28″~ 105°28′17″ and NL 25°21′48″~ 25°23′32″.  The name of this lode property is “Zhulinzhai Mine”.  The existing first phase mine production system of Zhulinzhai Mine ceased operations in 2009. Zhulinzhai Mine had been under constructing for a new production system designed for an annual production capacity of 300,000 tonnes since July 2009, and the construction was completed in April 2011. Zhulinzhai Mine passed its pilot run test in March 2012. The safe production permit and the coal production permit were granted on March 6, 2012 and April 16, 2012 respectively. The mine commenced its commercial run in April 2012.

Zhulinzhai Mine is located approximately 30 kilometers northeast of Liuzhi Special Zone in Guizhou Province.  A county road leading to 307 provincial road from Zhulinzhai Mine to Guiyang is about 230 kilometers.  Liuzhi Special Zone can also be accessed via Guikun railway to Guiyang, the provincial capital of Guizhou Province.

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

Zhulinzhai Mine contains 32 seams.  Five seams, C6, C16, C18, C27 and C30 are thick enough to be mined over most of the licensed area.  The coal seams of Zhulinzhai Mine are described in the following table:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C6	3.5-4.5	3.9
C16	1.1-2.2	1.5
C18	1.2-3.2	1.7
C27	0.8-3.2	2.0
C30	1.0-2.2	1.5

Linjiaao Coal obtained mining right for the Linjiaao coal mine for a total consideration of CNY19.88 million (US$3.16 million) prior to the Company’s acquisition of Wealthy Year. This obligation, which amounted to CNY6.40 million (US$1.02 million) at December 31, 2011, is payable by Linjiaao Coal in two equal installments over a two-year period to the Guizhou Provincial Department of Land and Resources, of which CNY3.2 million (US$0.51 million) is payable in 2012. The outstanding balance bears interest at a floating rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2011 was 6.02%.

Linjiaao Coal has reached land lease agreements covering 35,279 square meters with the Tianba village committee and 25 affected village residents.  Linjiaao Coal has paid approximately CNY1.05 million (US$0.17 million) compensation in respect of these agreements. Linjiaao Coal has also obtained a temporary 5,014 square meters land use right for two years from the Bureau of Land and Resources of Liuzhi Special Zone.  Linjiaao Coal has paid approximately CNY75,210 (US$11,948) in respect of this temporary land use right.

Linjiaao Coal obtained a JORC-compliant independent technical report covering Zhulinzhai Mine from Behre Dolbear & Company Asia, Inc. in September 2011.  The following table describing the coal resources at Zhulinzhai Mine has been extracted from the report:

Linjiaao Coal	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Non-Reserve Coal (in million tonnes)	Btu (in MJ/kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	2.25	7.41	9.66	0.29	28.14	1.81	Yes

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves.  Had the “proven” and “probable” reserves of the Zhulinzhai Mine been determined using procedures and protocols generally recognized in the United States, the “proven” and “probable” reserves might be substantially different (higher or lower) from the results of the independent technical report.

Business of Xinsong Coal (Liujiaba Mine)

On March 31, 2011, Xinsong Coal was granted a coal mining right (mining right permit number C5200002009091120036374) to 3.7891 square kilometers located in Xinhua, Liuzhi Special Zone, Guizhou Province, the PRC, with an annual production capacity of 300,000 tonnes, which will expire in September 2019.  The geological coordinate of this property is EL 105°29′30″~ 105°30′50″ and NL 26°24′00″~ 26°25′15″.  The name of this lode property is “Liujiaba Mine”.  Liujiaba Mine ceased its prior production system in December 2010 as required by the Coal Mining Bureau of Guizhou Province as part of a mine consolidation initiative. The construction of Liujiaba Mine’s new production system commenced in July 2009, and the construction design of Liujiaba Mine is based on an annual production capacity of 300,000 tonnes. The construction was completed in December 2011, and it is expected that Liujiaba Mine will start its pilot run in May 2012 and that a 300,000 tonnes annual production permit will be obtained by the end of 2012.

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

Liujiaba Mine contains 45 coal seams.  Three seams are thick enough to be mined over most of the licensed area.  The coal seams of Liujiaba Mine are described in the following table:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
M27	0.9-6.3	4.6
M28	0.8-5.9	3.3
M30	1.0-6.5	4.6

Xinsong Coal obtained mining right for Xinsong coal mine for a total consideration of CNY25.98 million (US$4.13 million) prior to the Company’s acquisition of Wealthy Year. This obligation was prepaid by Xinsong Coal to the Guizhou Provincial Department of Land and Resources in May 2011. The payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2011 was 5.64%.

Xinsong Coal has reached land lease agreements covering 47,017 square meters with the Tianba Village committee and 19 affected village residents.  Xinsong Coal has paid CNY1.51 million (US$0.24 million) compensation in respect of these agreements. Xinsong Coal has also obtained a temporary 2,369 square meters land use right for two years from the Bureau of Land and Resources of Liuzhi Special Zone.  Xinsong Coal has paid approximately CNY35,535 (US$5,645) in respect of this temporary land use right.

Xinsong Coal obtained a JORC-compliant independent technical report covering Liujiaba Mine from Behre Dolbear & Company Asia, Inc. in September 2011.  The following table has been extracted from the report:

Xinsong Coal	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Non-Reserve Coal (in million tonnes)	Btu (in MJ/kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	2.25	11.76	14.01	16.77	23.95	2.30	Yes

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves.  Had the “proven” and “probable” reserves of the Liujiaba Mine been determined using procedures and protocols generally recognized in the United States, the “proven” and “probable” reserves might be substantially different (higher or lower) from the results of the independent technical report.

Customers and Competition

Guizhou Province ranks fifth in terms of coal resources in China and is the largest coal producing province in southern China. Unlike northern China, where there are many large size coal miners, many small to medium size coal mines and coal washing plants are scattered throughout Guizhou Province. Guizhou Province is also the primary power-exporting province in South-west China.

We plan to sell our raw coal-to-coal traders, coal washing plants, coal-fired power plants and chemical plants in Guizhou Province. However, unlike lump coal, all of the pulverized coal produced during the coal construction process must be sold to coal-fired power plants as thermal coal.

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

Pursuant to the “Provisional Regulation of Resources Tax” and the “Rules Administering Levy of Mine Resource Compensation Fees”, resources taxes and resources compensation fees are levied on the coal industry. Since 2004, the Ministry of Finance and the State Administration of Taxation have issued a series of notices on coal resources taxation adjustments. The coal resources tax rates of Guizhou Province have been increased, and the current provincial government guided-rate for resources tax and resources compensation fee is CNY2.5 (US$0.40) per tonne and CNY3.6 (US$0.57) per tonne, respectively. However, county-level governments may levy at rates higher than provincial government guided-rates. The resources tax and resources compensation fee is levied at CNY8 (US$1.27) per tonne and CNY6 (US$0.95) per tonne respectively, in Liuzhi Special Zone, where Linjiaao Coal and Xinsong Coal are located.

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

From 2007 to 2011, the employee fatality rate for the coal mines was nil, 8.189, 10.687, 23.571 and nil persons per million tonnes of raw coal production, respectively.  This was higher than the average rate for coal mines in China, which was 1.485, 1.182, 0.892, 0.749 and 0.564 persons per million tonnes, respectively, for the years of from 2007 to 2011, according to statistics published by State Administration of Work Safety, the PRC. We believe that the higher-than-average fatality rate during the year from 2008 to 2010 was caused by the low production volume of those coal mines; the lack of safety awareness of the previous mine owners prior to our acquisition of Wealth Year; and the lag time required to upgrade our safety facilities.  From 2007 to 2011, there were one, one, two, seven and five employee injuries respectively for the coal mines.  There are no published national statistics on employee injury rates.

Each of our operating coal mines has a safety management team that performs monthly safety inspections, or more frequently as deemed necessary.  We have compiled an internal safety management manual for mine operations and adopted detailed safety procedures that meet State Coal Mine Safety Guidelines.

With an aim towards preventing accidents, we conduct regular training sessions for our employees to improve their safety awareness and knowledge. We are committed to further reducing our fatality rate and maintaining high safety standards at our production facilities.  Subsequent to our acquisition of Wealth Year, in order to ensure employee safety and avoid accidents, we upgraded and/ or are upgrading our facilities, including, but not limited to, installing double ventilation shafts and dual power supplies, sewage treatment systems, use of steel support instead of timber support and gas drainage systems.  We also provide various healthcare benefits to our full-time employees in accordance with applicable laws and regulations.

BUSINESS SEGMENT III – Corporate Activities

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

C.

Organizational Structure

China Natural Resources is a holding company owning the following subsidiaries, with the interests indicated (as of April 24, 2012):

CHNR (BVI)

100%	100%	80%	100%			100%	100%	100%	100%
FMH Services (Florida, US)	Feishang Mining (BVI)	Silver Moon (BVI)	Wealthy Year (BVI)			China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)

	100%		100%			100%		100%	100%
	Wuhu Feishang (PRC)		Smartact (HK)			Yangpu Lianzhong (PRC)		Feishang Yongfu (HK)	Feishang Dayun (HK)

	100%		100%					100%
	Yunnan Mining (PRC)		Guizhou Fuyuantong (PRC)					Yangpu Shuanghu (PRC)

	100%		100%
	Feishang Management (PRC)		Guizhou Puxin (PRC)

				99%	Linjiaao Coal (PRC)

				99%	Gouchang Coal (PRC)

				99%	Xinsong Coal (PRC)

				99%	Dayuan Coal (PRC)

				70%	Baiping Mining (PRC)

				70%	Guizhou Yongfu (PRC)

				100%	Bijie Feishang (PRC)

					Yangpu Dashi (PRC)		Guizhou Dayun (PRC)
				100%		100%

Please refer to Item 4.B. above and Exhibit 8 for descriptions of the Company’s subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Wuhu (Anhui Province), Guiyang, Liuzhi Special Zone, Nayong County, Jinsha County (Guizhou Province), and Shenzhen (Guangdong Province) in the PRC.

On July 1, 2008, the Company and Anka Consultants Limited, a related party, entered into a new license agreement to replace the office sharing agreement in respect of the Company’s new head office in Hong Kong. The agreement was renewed on July 1, 2010. The total area of the office is approximately 368 square meters in which the Company shares 238 square meters. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka Consultants Limited. For the years ended December 31, 2009, 2010 and 2011, the Company paid its share of rental expenses and rates to Anka Consultants Limited amounting to CNY1,088,000 (US$172,838), CNY982,000 (US$155,999), and CNY816,000 (US$129,629) respectively.

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

The office of Guizhou Puxin is located in Guiyang City, Guizhou Province, in the PRC. Prior to April 2012, Guizhou Puxin rented its office covering a total gross area of 1,063.44 square meters. In September 2011, Guizhou Puxin purchased commercial properties covering a total gross area of 866.37 square meters. Guizhou Puxin terminated the leasing agreement of the rented office and moved its office to the purchased property in April 2012. Guizhou Puxin also rents two warehouses for its coal trading business. One of the warehouses covering a total gross area of 1,500 square meters is located in Pingba County, Guizhou Province, in the PRC. The other warehouse with a total gross area of 5,210 square meters is located in Liuzhi Special Zone, Guizhou Province, in the PRC.

The office and mining site of Guizhou Yongfu are located in Huajuexiang, Jinsha County, Guizhou Province in the PRC. Guizhou Yongfu is using portable dwellings as its office since its industrial site, including its office facilities, are under construction, and the temporary office covers a total gross area of approximately 1,915 square meters.

The office of Guizhou Dayun is located in Jinsha County and its mining site is located in Gaopingxiang, Jinsha County, Guizhou Province in the PRC. Guizhou Dayun’s office covers a total gross area of approximately 134 square meters.

The office and mining site of Baiping Mining are located in Gaoping, Jinsha County, Guizhou Province in the PRC. Baiping Mining’s office premises, processing facilities and warehouses cover a total gross area of approximately 10,887 square meters.

The office and mining site of Dayuan Coal are located in Xinfang, Nayong County, Guizhou Province in the PRC. Dayuan Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 4,528 square meters.

The office and mining site of Gouchang Coal are located in Kunzhai, Nayong County, Guizhou Province in the PRC. Gouchang Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 11,329 square meters.

The office and mining site of Linjiaao Coal are located in Xinhua, Liuzhi Special Zone, Guizhou Province in the PRC. Linjiaao Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 5,014 square meters.

The office and mining site of Xinsong Coal are located in Xinhua, Liuzhi Special Zone, Guizhou Province in the PRC. Xinsong Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 2,369 square meters.

For the years ended December 31, 2009, 2010, and 2011, the Company incurred capital expenditures (excluding fees for renewal of mining rights) of CNY32.45 million (US$5.15 million), and CNY249.00 million (US$39.56 million), and CNY349.63 million (US$55.54 million) respectively.

Please refer to Item 4.B. for the details of the property, plants and equipment used by each of the mines and Item 5.B. for the Company’s material commitments for capital expenditures.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

No disclosure is required in response to this Item.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intentions, beliefs and current expectations of Company management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3.D. of this report under the heading, "Risk Factors." With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes its assumptions or bases are reasonable and have formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2010 and 2011 included elsewhere herein.

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These financial statements for the year ended December 31, 2011 are the first the Group has prepared in accordance with IFRS.

Please refer to Notes 2.1 Basis of Preparation, 2.3 Summary of Significant Accounting Policies, and 2.4 First-time Adoption of IFRS to our audited consolidated financial statements contained in the accompanying audited consolidated financial statements in Item 18 for details.

A.

Operating Results

Revenues and Gross Profit

Revenue for sales of all products is recognized when title passes to the customer in accordance with the relevant sales agreement, generally upon product acceptance by the customer.

The Company’s total sales for the year ended December 31, 2011 increased by CNY54.80 million (US$8.71 million), or 58.70%, to CNY148.15 million (US$23.54 million) from 93.35 million (US$14.83 million) for the year ended December 31, 2010. The increase was mainly comprised of (i) the new anthracite trading business amounting to CNY33.06 million (US$5.25 million) in 2011; (ii) an approximately 46.22% higher production volume of anthracite during the whole year of 2011, compared to only nine months of anthracite mining operations during the prior period; (iii) an increase in the average selling price per tonne of anthracite coal production from CNY232 (US$37) for the year of 2010 to CNY297 (US$47) for the year ended December 31, 2011, and (iv) an increase in the average selling price per tonne of iron concentrates from CNY1,047 (US$166) for the year ended December 31, 2010 to CNY1,241 (US$197) for the same period of 2011, which is partially setoff by the drop in production volume of zinc and iron concentrates by the metal segment.

Sales of internally-produced anthracite in our coal segment increased by CNY33.48 million (US$5.32 million), or 86.59%, from CNY38.67 million (US$6.14 million) in 2010 to CNY72.15 million (US$11.46 million) in 2011. The increase was mainly contributed by the rise in both sales volume and selling price in 2011. The sales volume of anthracite mined increased by 76,885 tonnes from 166,362 tonnes in 2010 to 243,247 tonnes in 2011. The increase was primarily attributable to the commencement of commercial production of Gouchang Coal in 2011. The average selling price of internally-produced anthracite was CNY297 (US$47) per tonne in 2011, representing an increase of CNY65 (US$10), or 28.02%, from CNY232 (US$37) in 2010.

Anthracite trading in our coal segment constitutes a new business in 2011.  Sales totaled CNY33.06 million (US$5.25 million) in 2011.

Sales generated from our metal segment’s operation were mainly derived from sales of zinc concentrates, iron concentrates and micaceous iron oxide-grey. Sales of zinc dropped by CNY4.15 million (US$0.66 million), or 28.44%, from CNY14.58 million (US$2.32 million) in 2010 to CNY10.43 million (US$1.66 million) in 2011. The decrease was primarily attributable to the decrease in both our zinc sales volume and sales price in 2011. In 2011, we sold 1,013 tonnes of zinc, representing a decrease of 394 tonnes, or 28%, from 1,408 tonnes in 2010.  The decrease in zinc concentrates production was primarily due to the temporary production suspension order of all mines in Wuhu city in the fourth quarter of 2011 by Wuhu municipal government for inspection as a result of a mine accident in Wuhu city. In addition, the selling price of zinc in 2011 slightly decreased by CNY64 (US$10) per tonne, or 0.61%, from CNY10,358 (US$1,645) in 2010 to CNY10,294 (US$1,635) in 2011. Sales of iron concentrates also dropped by CNY10.44 million (US$1.66 million), or 28.45%, from CNY36.69 million (US$5.83 million) in 2010 to CNY26.25 million (US$4.17 million) in 2011. The decrease in iron concentrates sales was mainly caused by a drop in sales volume in 2011, partly offset by a rise in the selling price of iron concentrates. The sales volume of iron decreased by 13,879 tonnes from 35,042 tonnes in 2010 to 21,163 tonnes in 2011. The decrease in iron concentrates production was primarily due to the temporary production suspension order of all mines in Wuhu city in the fourth quarter of 2011 by Wuhu municipal government for inspection as a result of a mine accident in Wuhu city. The average selling price of iron is CNY1,241 (US$197) per tonne in 2011, representing an increase of CNY194 (US$31), or 18.47%, from CNY1,047 (US$166) in 2010. Sales of micaceous iron oxide-grey increased by CNY0.77 million (US$0.12 million), or 39.34%, from CNY1.96 million (US$0.31 million) in 2010 to CNY2.73 million (US$0.43 million) in 2011. The increase was due to an increase in sales volume of micaceous iron oxide-grey, partly offset by a slight decrease in the average selling price of micaceous iron oxide-grey in 2011. We sold 1,424 tonnes of micaceous iron oxide-grey in 2011, representing an increase of 417 tonnes, or 41.41% from 1,007 tonnes in 2010. However, the average selling price of micaceous iron oxide-grey slightly dropped by CNY29 (US$4) per tonne, or 1.51%, from CNY1,949 (US$309) in 2010 to CNY1,920 (US$305) in 2011.

The Company’s gross profit for the year ended December 31, 2011 increased to CNY52.62 million (US$8.36 million) with a gross profit margin of 35.52%, compared to CNY39.82 million (US$6.33 million) with a gross profit margin of 42.65% for the year ended December 31, 2010. Gross profit increased approximately CNY12.80 million (US$2.03 million), or 32.15%, was mainly due to (i) an increase in the anthracite trading business by our coal segment in 2011; and (ii) a rise in iron selling prices of approximately 18.74% compared to the prior year in the metal segment, partly offset by a decrease in iron production volume of approximately 39.61%. The gross profit or gross profit margin on sales of internally-produced anthracite in our coal segment for the year ended December 31, 2011 was CNY28.09 million (US$4.46 million) or approximately 38.94%,  compared to CNY13.22 million (US$2.10 million) or approximately 34.18% for the period from March 18, 2010 (acquisition date) to December 31, 2010.  The increase in gross profit was primarily due to the increase of anthracite volume sold and the increase of anthracite selling price. The gross profit or gross profit margin on sales of anthracite trading in our coal segment for the year ended December 31, 2011 was CNY2.83 million (US$0.45 million) or approximately 8.56%.

The gross profit or gross profit margin on sales of zinc for the year ended December 31, 2011 was CNY6.11 million (US$0.97 million) or 58.61%, compared to CNY7.59 million (US$1.21 million) or 52.08% for the same period in 2010. The slight drop in gross profit was mainly caused by the decrease in zinc volume sold. The gross profit or gross profit margin on sales of iron for the year ended December 31, 2011 was CNY14.57 million (US$2.31 million), or approximately 55.51%, compared to CNY18.76 million (US$2.98 million), or 51.52% for the same period in 2010. The decrease in gross profit was primarily caused by the decrease in iron volume sold, which was partly offset by a higher selling price of iron concentrates.

The metal division recorded a gross loss of CNY1.01 million (US$0.16 million) on sales of micaceous iron oxide-grey for the year ended December 31, 2011, as compared to a gross loss of CNY0.28 million (US$0.04 million) for the same period in 2010. The gross loss was mainly due to an increase in the price of raw materials purchased, together with a slight drop in the selling price of micaceous iron oxide-grey.

Administrative Expenses

Administrative expenses are mainly comprised of salaries and staff welfare expenses, contribution to retirement fund, utilities, depreciation expenses, impairment of exploration right, legal and professional fees, travel and entertainment expenses and office expenses.

Administrative expenses in 2011 decreased by CNY15.12 million (US$2.40 million), or 17.03% to CNY73.67 million (US$11.70 million) from CNY88.79 million (US$14.10 million) in 2010. The decrease in 2011 was mainly due to the full recognition of share-based compensation amounting to CNY26.02 million (US$4.13 million) in 2010, partly offset by the increase in salary, entertainment, travelling expense and office expense attributable to the new coal segment amounting to CNY8.91 million (US$1.42 million).

Finance Cost

Finance cost increased to CNY32.22 million (US$5.12 million) in 2011, from CNY6.01 million (US$0.95 million) in 2010. This increase was mainly caused by (i) the rise in base lending rate as stipulated by the People’s Bank of China, for example, from 5.81% as of December 31, 2010 to 6.56% as of December 31, 2011 for a one-year loan; and (ii) the increase in bank borrowing for the year of 2011, as compared to the same period of 2010.

Gain on Disposal of Associates

No gain in disposal of associates was recorded for the year ended December 31, 2011. Gain on disposal of associates of CNY30.57 million (US$4.86 million) in 2010 was attributable to a CNY7.27 million (US$1.15 million) gain from the disposal of a 45% equity interest in Guangdong Longchuan in January 2010, and CNY23.30 million (US$3.70 million) from the disposal of a 48% equity interest in Hainan Nonferrous Metal in December 2010.

Gain from Bargain Purchase of a Subsidiary

No gain from bargain purchase of a subsidiary was recorded for the year ended December 31, 2011. Gain from bargain purchase of a subsidiary of CNY624.15 million (US$99.15 million) in 2010 was derived from the acquisition of Guizhou Puxin and its subsidiaries other than Guizhou Yongfu, Bijie Feishang and Yangpu Dashi (and its direct subsidiary Guizhou Dayun) in March 2010. The difference between the fair value recognized by the Shareholder of CNY774.15 million (US$122.98 million) and the purchase price paid to unrelated third parties by the Shareholder of CNY150 million (US$23.83 million) was recognized as gain from the bargain purchase of a subsidiary in 2010.

Non-operating Income (Expense), net

Non-operating income (expense) for the year ended December 31, 2011 increased by CNY6.17 million (US$0.98 million) to a net income of CNY4.30 million (US$0.68 million) from a net expense of CNY1.87 million (US$0.30 million) for the year ended December 31, 2010. The increase was primarily attributable to the reversal of long-outstanding payables amounting to CNY5.26 million (US$0.84 million) in the metal segment that were deemed to be no longer due.

Income Tax Expense

Management believes that the Company is not subject to taxes in the United States.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies since January 1, 2008, except certain subsidiaries with coal activities in Guizhou Province. These subsidiaries are currently paying income tax at a rate of CNY9.50 to CNY32.00 (US$1.51 to US$5.08) per tonne of sales, or 7.5% to 10% per tonne of sales, as required by the respective local tax bureaus.

Profit (Loss) Attributable to Owners of the Company

As a result of the foregoing, profit (loss) attributable to owners of the Company decreased by CNY638.23 million (US$101.39 million) from a net profit of CNY572.25 million (US$90.91 million) for the year ended December 31, 2010 to a net loss of CNY65.98 million (US$10.48 million) for the year ended December 31, 2011. The drop was mainly due to (a) the one-time item in 2010, including CNY624.15 million (US$ 99.15 million) bargained purchase gain relating to Guizhou Puxin’s acquisition in 2010 and the gain amounting to CNY30.57 million (US$4.86 million) on the disposal of a 45% equity interest in Guangdong Longchuan and a 48% interest in Hainan Non-ferrous Metal in 2010, and (b) the increase of finance cost by CNY26.21 million (US$4.16 million) in 2011. The decrease was partly offset by (a) the CNY12.80 million (US$2.03 million) increase in gross profits; and (b) the share-based compensation amounting to CNY26.02 million (US$4.13 million) which has been fully recognized in 2010.

Critical Accounting Policies

Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and assumptions. We believe that the following are some of the more significant judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue recognition

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognized when the significant risks and rewards of ownership have passed to the customer and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of product by the customer.

Revenue from the rendering of transportation and other services is recognized upon the delivery or performance of the services.

In accordance with the relevant tax laws in the PRC, value-added taxes (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance in the consolidated statements of financial position. The Group recognized revenues net of VAT.

Property, plant and equipment

Property, plant and equipment comprise buildings, mining structures, mining rights, machinery and equipments, motor vehicle, exploration rights and construction in progress.

Exploration rights are capitalized and amortized over the term of the license granted to the Company by the authorities.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortization and any impairment losses. The costs of mining rights are initially capitalized when purchased. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalized and are amortized upon productions based on actual units of production over the estimated reserves of the mines. For mining rights in which proven and probable reserves have not yet been established, the Company assesses the carrying value for impairment at the end of each reporting period. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past.

Mining related buildings & mining structures and mining related machinery & equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which probable reserves have been established are depreciated upon production based on actual units of production over the estimated reserves of the mines.

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

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognized in income statements.

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives or units of production of those assets. Construction costs are capitalized as incurred. Interest is capitalized as incurred during the construction period.

Exploration and evaluation costs

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralization in existing coal bodies and to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is expensed as incurred.

Once the exploration right to explore has been acquired, exploration and evaluation expenditure is charged to income statements as incurred, unless a future economic benefit is more likely than not to be realized. Exploration and evaluation assets acquired in a business combination are initially recognized at fair value. They are subsequently stated at cost less accumulated impairment.

When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated income statements or consolidated statements of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•

where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Asset retirement obligations

The Company’s legal or constructive obligations associated with the retirement of non-financial assets are recognized at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made.  Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalized asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance cost in the consolidated income statements. Any difference between the recorded obligation and the actual costs of reclamation is recorded in income statements in the period the obligation is settled.

Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

IFRS 1 Amendments

Amendments to IFRS 1 First-time Adoption of IFRSs – Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters1

IFRS 7 Amendments

Amendments to IFRS 7 Financial Instruments:

Disclosures – Transfers of Financial Assets 1

Disclosures – Offsetting Financial Assets and Financial Liabilities4

IFRS 9

Financial Instruments6

IFRS 10

Consolidated Financial Statements4

IFRS 11

Joint Arrangements4

IFRS 12

Disclosure of Interests in Other Entities4

IFRS 13

Fair Value Measurement4

IFRIC – Int 20

Stripping Costs in the Production Phase of a Surface Mine4

IAS 1 Amendments

Presentation of Financial Statements3

IAS 12 Amendments

Amendments to IAS 12 Income Taxes – Deferred Tax: Recovery of Underlying Assets2

IAS 19 (Revised)

Employee Benefits4

IAS 27 (Revised)

Separate Financial Statements4

IAS 28 (Revised)

Investments in Associates and Joint Ventures4

IAS 32 Amendment

Offsetting Financial Assets and Financial Liabilities5

1 Effective for annual periods beginning on or after July 1, 2011

2 Effective for annual periods beginning on or after January 1, 2012

3 Effective for annual periods beginning on or after July 1, 2012

4 Effective for annual periods beginning on or after January 1, 2013

5 Effective for annual periods beginning on or after January 1, 2014

6 Effective for annual periods beginning on or after January 1, 2015

Further information about those changes that are expected to significantly affect the Group is as follows:

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IFRS 39.

In November 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”). The remainder of the change in fair value is presented in income statements, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in income statements. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on hedge accounting and impairment of financial assets continues to apply. The Group expects to adopt IFRS 9 from January 1, 2015.

Improvements to IFRSs

Apart from the above, the IASB has also issued improvements to IFRSs which set out amendments to a number of IFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, financial position or performance of the Group. While the adoption of some of the amendments when they will become effective after January 1, 2012 may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. Besides, the Group has also considered all other IFRICs issued and they are unlikely to have any financial impact on the Group.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash, proceeds from sales of securities, short-term/ long-term bank loans and non-interest bearing loans from the Shareholder and its affilitates.

Total debt consists of the following:

	December 31,
	2010	2011
	CNY’000	CNY’000	US$’000
Bank Loans
Guizhou Yongfu CNY200 million long-term loan	118,742	188,742	29,983
Guizhou Yongfu CNY50 million long-term loan	50,000	50,000	7,943
Guizhou Puxin CNY10 million short-term loan	10,000	—	—
Guizhou Puxin CNY20 million short-term loan	20,000	—	—
Guizhou Puxin CNY150 million long-term loan	150,000	150,000	23,829
Guizhou Puxin CNY70 million short-term loan	70,000	—	—
Guizhou Yongfu CNY20 million short-term loan	—	20,000	3,177
Guizhou Yongfu CNY30 million short-term loan	—	30,000	4,766
Guizhou Puxin CNY50 million short-term loan	—	50,000	7,943
Guizhou Puxin CNY70 million short-term loan	—	70,000	11,120
Xinsong Coal CNY50 million long-term loan	—	50,000	7,943
Linjiaao Coal CNY90 million long-term loan	—	90,000	14,297
Guizhou Dayun CNY300 million long-term loan	—	50,000	7,943
Mining right payables
Guizhou Yongfu	65,538	59,538	9,458
Guizhou Dayun	58,300	58,300	9,262
Dayuan Coal	2,492	—	—
Gouchang Coal	3,252	1,752	278
Linjiaao Coal	9,600	6,400	1,017
Xinsong Coal	12,976	—	—
Non-interest bearing loans from the Shareholder and its affiliates	448,571	447,134	71,031
Total	1,019,471	1,321,866	209,990

On February 2, 2009, Guizhou Yongfu, an indirect 70%-owned subsidiary of the Company, entered into a bank financing agreement to fund construction and development of the Yongsheng Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, in the PRC. Guizhou Yongfu owns the mining rights to the Yongsheng Mine. The CNY200 million (US$31.77 million) long-term loan is being provided by the Chongqing Branch of China Minsheng Banking Corp. Ltd. The loan is to be paid in annual installments of principal commencing in 2013 and terminating in 2017. Repayment of the loans is expected to be financed by the operating cash flow of Guizhou Yongfu and other forms of bank borrowings/ equity financing. The loan bears interest, payable quarterly, at a floating rate equal to 30% above the over-5-year base lending rate stipulated by The People’s Bank of China (currently 7.05% per annum, resulting in a current annual interest rate of 9.165% per annum). The loan is also secured by Guizhou Yongfu’s mining permit covering the mine, and payment of the loan is guaranteed by Pingxiang Iron & Steel Co. Ltd. (“Pingxiang”), a related company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of the Company. Guizhou Yongfu drew down CNY188.74 million (US$29.98 million) of the loan up to December 31, 2011.  The CNY11.26 million (US$1.79 million) balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be in 2012. The Yongsheng Mine is under construction. The estimated cost of mine construction and development is approximately CNY414.85 million (US$65.90 million). Guizhou Yongfu intends to finance the balance of the estimated construction costs through a combination of internally generated funds and additional third-party loans.

On January 12, 2010, Guizhou Yongfu received a CNY50 million (US$7.94 million) long-term bank loan from Bank of China Corp. Ltd., to be repaid in installments over five years commencing in 2012. The purpose of the loan is to finance the construction of the Yongsheng Mine. The loan bears a floating annual interest rate of 7.05% (the over-5-year official base lending rate stipulated by The People’s Bank of China). Guizhou Yongfu fully drew down the loan in January 2010.  The loan is secured by Guizhou Yongfu’s mining permit covering the mine, and the payment of the loan is guaranteed by Pingxiang. The CNY5 million (US$0.79 million) first installment of the loan was repaid on January 16, 2012.

On June 10, 2010, Guizhou Puxin received a CNY10 million (US$1.59 million) short-term bank loan from Guiyang Branch of Shanghai Pudong Development Bank Co. Ltd., with a maturity date of June 8, 2011. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 20% above the then 1-year base lending rate stipulated by The People’s Bank of China (5.31% per annum, resulting in an annual interest rate of 6.372% per annum). Guizhou Puxin fully drew down the loan in June 2010. The payment of the loan is guaranteed by Wuhu Port Co. Ltd. (“Wuhu Port”), a related company. The loan was repaid on June 8, 2011.

On June 18, 2010, Guizhou Puxin received a CNY20 million (US$3.18 million) short-term bank loan from Guiyang Branch of Shanghai Pudong Development Bank Co. Ltd., with a maturity date of June 18, 2011. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 20% above the then 1-year base lending rate stipulated by The People’s Bank of China (5.31% per annum, resulting in an annual interest rate of 6.372% per annum). Guizhou Puxin fully drew down the loan in June 2010. The payment of the loan is guaranteed by Wuhu Port. The loan was repaid on June 15, 2011.

On August 24, 2010, Guizhou Puxin received a CNY150 million (US$23.83 million) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd. to finance the acquisition of business projects. The loan is to be repaid in two installments, i.e., CNY50 million (US$7.94 million) and CNY100 million (US$15.89 million), on December 31, 2012 and August 11, 2013, respectively. The loan bears interest, payable quarterly at a floating rate of 30% above the 3-year base lending rate stipulated by The People’s Bank of China (currently 6.65% per annum, resulting in a current annual interest rate of 8.645% per annum). Guizhou Puxin fully drew down the loan as of September 2010. The loan is guaranteed by Mr. Li Feilie, who is also an executive officer, director and principal beneficial owner of the Company. The loan is also guaranteed by Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal, and Guizhou Yongfu, and Wuhu Port. In addition, the loan is collateralized by a pledge of the outstanding capital stock of Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, and Xinsong Coal.

On December 14, 2010, Guizhou Puxin received a CNY70 million (US$11.12 million) short-term bank loan from China Minsheng Banking Corp. Ltd., to be repaid on December 13, 2011.  The purpose of the loan is to finance the working capital of Guizhou Puxin.  The loan bears interest, payable quarterly at a floating rate equal to 20% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.56% per annum, resulting in a current annual interest rate of 7.872% per annum).  Guizhou Puxin fully drew down the loan in December 2010.  The loan is guaranteed by Wuhu Port and WFID, related companies. The loan was repaid on December 13, 2011.

On February 1, 2011, Guizhou Puxin received a CNY20 million (US$3.18 million) short-term bank loan from China Merchant Bank Limited, to be repaid on January 31, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.56% per annum, resulting in a current annual interest rate of 7.872% per annum).  Guizhou Puxin fully drew down the loan in February 2011. The loan is guaranteed by WFID. The loan was repaid on January 30, 2012.

On February 25, 2011, Guizhou Puxin received a CNY30 million (US$4.77 million) short-term bank loan from China Merchant Bank Limited, to be repaid on February 24, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.56% per annum, resulting in a current annual interest rate of 7.872% per annum).  Guizhou Puxin fully drew down the loan in February 2011. The loan is guaranteed by WFID. The loan was repaid on February 24, 2012.

On April 12, 2011, Guizhou Puxin received a CNY70 million (US$11.12 million) short-term (six-month) banker’s acceptance facility from Bank of Chongqing. The facility allows Guizhou Puxin to provide payment assurance to parties, as needed. The facility is secured by a CNY21 million (US$3.34 million) bank deposit and guaranteed by WFID. The facility was fully repaid in October 2011.

On May 5, 2011, Xinsong Coal received a CNY50 million (US$7.94 million) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd., to be repaid in installments over two years commencing in 2013.  The purpose of the loan is to finance the improvement project of the Xinsong Mine.  The loan bears a floating annual interest rate equal to 30% above the 3-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.65% per annum, resulting in a current annual interest rate of 8.645% per annum). Xinsong Coal fully drew down the loan in May 2011. The loan is secured by Xinsong Coal’s mining permit covering the mine. The loan is also guaranteed by WFID.

On June 30, 2011, Guizhou Puxin received a CNY50 million (US$7.94 million) short-term bank loan (twelve-month) from Shanghai Pudong Development Bank. The purpose of the loan is to finance the working capital of Guizhou Puxin. The payment of the loan is guaranteed by Wuhu Port. The loan bears a floating annual interest rate equal to 50% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.56% per annum, resulting in a current annual interest rate of 9.84% per annum).  Guizhou Puxin fully drew down the loan in July 2011.

On August 23, 2011, Linjiaao Coal received a CNY90 million (US$14.30 million) long-term bank loan from Bank of Chongqing to be repaid by installments from June 2013 to August 2015. The purpose of the loan is to finance the improvement project of the Zhulinzhai Mine. The payment of the loan is guaranteed by Mr. Li Feilie and WFID. The loan bears a floating annual interest rate equal to the 5-year base lending rate stipulated by The People’s Bank of China (currently 6.90% per annum). The interest is payable monthly. In addition, Linjiaao paid Bank of Chongqing a lump sum of CNY14.37 million (US$2.28 million) as a consulting fee for arranging the loan. Linjiaao Coal fully drew down the loan during the period from August to December 2011.

On October 18, 2011 and October 26, 2011, Guizhou Puxin received CNY60 million (US$9.53 million) and CNY10 million (US$1.59 million) short-term (six-month) working capital facilities from Bank of Chongqing. The facilities are secured by a CNY21 million (US$3.34 million) bank deposit and guaranteed by WFID.  The facilities bear lump sum finance charge payment of CNY35,000. The facilities were fully repaid in March 2012.

On December 19, 2011, Guizhou Dayun received a CNY300 million (US$47.66 million) long-term bank loan from China Merchants Bank Corp. Ltd., to finance the improvement project of Dayun Mine.The loan is to be repaid in installments over three years commencing in 2015. The loan bears a floating annual interest rate equal to 30% above the over-5-year base lending rate stipulated by The People’s Bank of China (currently 7.05% per annum, resulting in a current annual interest rate of 9.165% per annum). Guizhou Dayun drew down CNY50 million (US$7.94 million), CNY100 million (US$15.89 million) and CNY30 million (US$4.77 million) of the loan in December 2011, January 2012 and March 2012, respectively. The balance of the loan facility can be drawn down as needed in accordance with the construction plan for the mine. The loan is guaranteed by Mr. Li Feilie, Feishang Enterprise Group Limited (“Feishang Enterprise”), Gouchang Coal and Dayuan Coal. The loan is also secured by the mining permit of Guizhou Dayun. In addition, the loan is collateralized by a pledge of the outstanding capital stock of Dayun Coal.

On January 31, 2012, Guizhou Puxin received and drew down in full in February 2012 a CNY20 million (US$3.18 million) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on January 30, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (6.56% per annum, resulting in an annual interest rate of 8.528% per annum).  The loan is guaranteed by WFID.

On February 27, 2012, Guizhou Puxin received and drew down in full a CNY30 million (US$4.77 million) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on February 26, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (6.56% per annum, resulting in an annual interest rate of 8.528% per annum).  The loan is guaranteed by WFID.

On April 20, 2012, Guizhou Puxin received and drew down in full a CNY100 million (US$15.89 million) short-term bank loan from China Minsheng Banking Corp. Ltd., to be repaid on April 20, 2013.  The purpose of the loan is to finance the working capital of Guizhou Puxin.  The loan bears interest, payable quarterly at a floating rate equal to 50% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.56% per annum, resulting in a current annual interest rate of 9.84% per annum).  The loan is guaranteed by WFID.

Please refer to Item 5.F. for a summary of our contractual obligations for future cash payments at December 31, 2011.

We believe that the Company is not in breach of any material financial or other covenants in respect of the aforesaid bank financing agreements.

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. We pay our corporate expenses in either Hong Kong dollars or US dollars. Conversion of Renminbi is strictly regulated by the Chinese Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the SAFE but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investment and capital contribution. These transactions must be approved by the SAFE. Please refer to Item 10.D. for a further discussion of exchange controls in the PRC.

As of December 31, 2011, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY126,384	126,384	20,077
HK$12,298	9,976	1,585
US$36	227	36
Total	136,587	21,698

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

The following table sets forth the Company’s cash flow for each of the two years ended December 31, 2010 and 2011:

	Years Ended December 31,
	2010	2011
	CNY'000	CNY'000
Cash at beginning of year	186,582	126,685
Net cash provided by (used in) operating activities	28,645	(62,132)
Net cash used in investing activities	(372,755)	(494,839)
Net cash provided by financing activities	274,499	566,990
Net (decrease) increase in cash	(69,611)	10,019
Effect of exchange rate changes on cash	9,714	(117)
Cash at end of year	126,685	136,587

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Years Ended December 31,
	2010	2011
Current ratio	0.54x	0.44x
Working capital (CNY'000)	(151,986)	(329,313)
Gearing ratio	52%	58%

The Company’s net cash used by operating activities was CNY62.13 million (US$9.87 million) in 2011. This was mainly caused by the operating loss and the increase in trade receivables in the year as compared to 2010.

The Company had net cash outflow for investing activities of CNY494.84 million (US$78.61 million) in 2011, compared to a net cash outflow of 372.76 million (US$59.22 million) in 2010. The increase was mainly due to (a) an increase in capital expenditure for property, plant and equipment to CNY334.82 million (US$53.19 million) in 2011 from CNY244.96 million (US$38.91 million) in 2010 as most of the coal mines are still in construction and/ or technical renovation stage; (b) a net cash partial/ balance payment of CNY125.66 million (US$19.96 million) on the acquisition of Wealthy Year in 2011, compared to a net cash partial/full payment of CNY371.17 million (US$58.96 million) on the acquisition of Wealthy Year and Pineboom in 2010.

Net cash provided by financing activities was further increased to CNY566.99 million (US$90.07 million) in 2011, as compared to the CNY274.50 million (US$43.61 million) increase in 2010. This was primarily attributable to (a) the net proceeds of CNY260 million (US$41.30 million) from bank loan to finance the construction/ technical innovation of the coal mines; (b) the cash received on the exercise of warrants amounting to CNY140.44 million (US$21.88 million at the historical exchange rate of US$1.00=CNY6.4186), and (c) the net advances from related parties of CNY201.92 million (US$32.08 million).

As of December 31, 2011, the Company has a working capital deficiency of CNY329.31 million (US$52.32 million). The Shareholder has confirmed it continuous financial support to the Company. Subseqent to the year end, the Company has secured additional loan facilities totaling CNY280 million (US$44.48 million), and the Company has undrawn loan facilities totaling CNY131.26 million (US$20.85 million). The Company is in the process of negotiating renewals with the banks. The Company also has held discussions with its bankers about its future borrowing needs and no matters have been drawn to management’s attention to suggest that renewal may not be forthcoming on acceptable terms. The Company’s internal forecasts and projections, taking account of reasonably possibly changes in trading performance, operating as well as capital expenditures, continued Shareholder support and the availability of bank facilities, demonstrate that the Company should be able to operate within the level of its current capacity.

Our liquidity, including our working capital, has been affected by many factors including:

•

Funding of our on-going mining activities through internally generated funds;

•

The timing of expenditures in relation to when our accounts receivable are paid;

•

Our ability to secure bank financing as and when required, on acceptable terms;

•

Our difficulty in accessing US capital markets to fund PRC operations, in part because investment strategies of institutional investors may be affected by companies that engage in both metal ore and coal mining operations.;

•

A lack of development of US trading markets for our securities, which has hampered our ability to use our securities as currency to fund acquisitions, business combinations and similar transactions; and

•

Differing liquidity needs of the metals segment and the coal segment.

As a result of the foregoing, management continues to evaluate the most effective ways in which to grow our operations, provide for liquidity and maximize shareholder values. Management is engaged in active discussions with several investment bankers and may engage one or more investment banking firms to advise management with respect to strategic transactions and maximizing shareholder values.

As of December 31, 2011, the Company had capital commitments of approximately CNY102.94 million (US$16.35 million) in respect of the mine construction and upgraded mine development projects of the coal mines.  As of December 31, 2010, the Company had capital commitments of approximately CNY57.85 million (US$9.19 million) in respect of the mine construction and upgraded mine development projects of the coal mines. The Company intends to finance the capital commitments by internal resources and bank borrowings. Please refer to Item 5.F. for a tabular payment schedule of capital commitments of the Company.

The share-based compensation expense, arising from the grant of options to the Chairman and CEO in 2008 to purchase 1,000,000 common shares, amounted to CNY26.02 million (US$4.13 million) each year from 2008 to 2010. It did not have any impact on the Company’s cash flow as it represented the fair value of the stock options granted to officers, directors and key employees without cash outlay.

Except as disclosed above, there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2010 and 2011. The Company believes that its internally generated funds, bank loans and financial support from the Shareholder will be sufficient to satisfy its anticipated working capital and mine construction needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures ahead in the event of additional acquisitions. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations. The use of our securities in this manner may be dilutive to shareholders.

C.

Research and development, patents and licenses, etc.

The Company did not incur any significant amounts on company-sponsored research and development activities during each of the last two fiscal years.

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

Management is cautiously optimistic about the PRC economy, although it is difficult to predict the demand for and the future price trend of iron, zinc, anthracite and other ore, and recent trend information suggests a less than robust less optimism for the price of metals in the near term. These uncertainties may have an impact on the future operating results and the financial condition of the Company.

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

As of December 31, 2011, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

Contractual Obligations as at December 31, 2011	Payments due by period
	Total	2012	2013-2014	2015-2016	Later years
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Repayment on bank loan	748,742	225,000	275,000	200,000	48,742
Interest payment on bank loan	133,690	51,109	62,224	19,948	409
Payment on mining right payable	125,990	22,612	47,935	44,735	10,708
Interest payment on mining right payable	47,378	4,961	14,794	20,074	7,549
Operating lease obligations	3,686	1,578	2,108	—	—
Capital commitments	102,940	96,913	6,027	—	—
Assets retirement obligations	9,204	—	—	—	9,204
Total	1,171,630	402,173	408,088	284,757	76,612

G.

Safe Harbor

No disclosure is required in response to this item.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Executive Officers and Directors

The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

Name	Age	Position

Li Feilie	46	Chairman of the Board of Directors and Chief Executive Officer
Tam Cheuk Ho	49	Director and Executive Vice President
Wong Wah On Edward	48	Director, Chief Financial Officer and Secretary
Lam Kwan Sing	42	Non-employee Director
Ng Kin Sing	49	Non-employee Director
Yip Wing Hang	45	Non-employee Director

Mr. Li Feilie was appointed as a director, Chief Executive Officer and Chairman of the Board on February 3, 2006 following consummation of the acquisition of Feishang Mining. Mr. Li has served as a director of Feishang Mining since September 2004. Mr. Li served as the Chairman of Wuhu Feishang from June 2002 to June 2004. Mr. Li has been the chairman of Feishang Industrial, WFID and Wuhu Port, companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He has also served as director of Pingxiang since July 2003. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from the Economic Department of Peking University and was awarded a Master’s degree from the Graduate School of Peking University.

Mr. Tam Cheuk Ho has served as a director of CHNR since December 23, 1993, and as its Chief Financial Officer from November 22, 2004 until January 2008. He served as the Chief Financial Officer and a director of China Resources from December 2, 1994 until completion of the Redomicile Merger. On January 2, 2008, Mr. Tam was promoted to the office of Executive Vice President and, in connection therewith, resigned his position as Chief Financial Officer. From July 1984 through January 1992, he worked as Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992, as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

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

Mr. Ng Kin Sing has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since November 22, 2004, and a member of its compensation committee since November 1, 2007. He served as a director and a member of the audit committee of China Resources from February 1, 1999 until completion of the Redomicile Merger. From March 2012 to present, Mr. Ng has been the director of Sky Innovation Limited, a private investment company. From April 1998 toFebruary 2012, Mr. Ng was the managing director of Action Plan Limited, a private securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

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

Key Employees

The following table sets forth the senior management of metal segment and coal segment, and their ages and positions with metal segment and coal segment:

Name	Age	Position

Xu Chengyin	50	Director and General Manager of Wuhu Feishang
Han Weibing	41	Vice President of CHNR’s Coal Division
Wan Huojin	66	General Manager of CHNR’s Coal Division

Mr. Xu Chengyin was appointed to succeed Mr. Cao as Director and General Manager of Wuhu Feishang in October 2011 following Mr. Cao’s death. Mr. Xu graduated from Changsha Metallurgical Industrial School, and he holds a bachelor’s degree in management from Hunan Correspondence Institute of Party School of CPC. Prior to joining Wuhu Feishang, Mr. Xu was the Deputy General Manager of Anhui Xinke New Materials Co., Ltd., which is a China “A” share listed company. Mr. Xu has more than twenty years experience in the metal smelting industry. Mr. Xu has been the Director and General Manager of Wuhu Feishang since November 2011.

Mr. Han Weibing has been the Vice President of our Coal Division since January 2012. Mr. Han joined Feishang Group in 2009 and has extensive experience in the coal mining industry. From 1995 until 2009, Mr. Han served as Deputy General Manager (Human Resources) for China International Marine Containers (Group) Ltd. (CIMC), a listed company in the PRC principally engaged in the manufacture and sale of transportation equipment, such as containers, road transport vehicles and airport ground-handling equipment. Mr Han held several management positions in business administration and human resources management at CIMC.  Mr. Han earned his M.B.A. from Business School of Wright State University, and his E.M.B.A from Sun Yat-sen University. Mr. Han’s experience includes the publication of one of his articles in the field of human resources management in case studies used at universities in China.

Mr. Wan Huojin has been the General Manager of our Coal Division since June 2010. From September 2008 to May 2010, Mr. Wan was the Deputy General Manager of our Coal Division. From 2001 to 2007, Mr. Wan was the Head of Fengcheng Mining Bureau, Jiangxi Province.  Mr. Wan graduated from the Coal Industry Department of Pingxiang Coal Mining College.

Family Relationships

There are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management.

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2011, to each of the individuals identified in Item 6(A) above.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/ share)	Expiration date

Directors and Officers
Li Feilie	—	—	—	—
Tam Cheuk Ho	—	—	—	—
Wong Wah On Edward	—	—	—	—
Lam Kwan Sing	7,692	—	—	—
Ng Kin Sing	7,692	—	—	—
Yip Wing Hang	7,692	—	—	—
Senior Management
Cao Zhirong*	11,946	—	—	—
Xu Chengyin *	3,368	—	—	—
Han Weibing	—	—	—	—
Wan Huojin	30,382	—	—	—
———————
* Mr. Cao passed away in October 2011 and was succeeded by Mr. Xu.

The Company and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to the Company’s directors.

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

In view of the Company’s desire to maximize its fiscal resources at this early stage of the Company’s mining operations, each of the Company’s employee directors has agreed to serve as an executive officer of the Company for a nominal amount of cash compensation (US$1.00 dollar per year).  The annual amount of cash compensation may be increased at the end of each year of service at a rate to be determined by the Compensation Committee and approved by the Board of Directors.  Our executive directors may, based upon a determination by the Compensation Committee and approval of the board, be granted equity awards under the Company’s equity compensation plan. There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive directors. For each of the three years ended December 31, 2011, no increases in cash compensation were determined by the Compensation Committee under the Service Agreements, and we paid or accrued $nil, $nil and $nil, respectively, for cash compensation to our executive officers for their services as such.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2011:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2003 Equity Compensation Plan	—	N/A	1,602,183
Equity compensation plans not approved by security holders	—	N/A	—
Total	—	N/A	1,602,183

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

During the years ended December 31, 2009, 2010 and 2011, the Committee did not grant any options to employees and officers to purchase the Company’s common shares under the 2003 Plan. A total of 1,602,183 shares were available for grant as of December 31, 2011. The 2003 Plan terminates on December 18, 2013.

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

At the annual meeting of shareholders in 2011, Messrs. Li Feilie and Ng Kin Sing were elected to serve as Class I directors until immediately following the annual meeting to be held in 2014 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II directors until immediately following the annual meeting to be held in 2012 and until their successors have been duly elected and qualified. Messrs. Tam Cheuk Ho and Wong Wah On Edward serve as Class III directors until immediately following the annual meeting to be held in 2013 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing, Yip Wing Hang and Ng Kin Sing is each an “independent” director” as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 5605(a)(2). We are not required to maintain a Board of Directors consisting of a majority of independent directors based upon an exemption from NASDAQ requirements applicable to foreign private issuers whose home jurisdiction does not require the board of directors to consist of a majority of independent directors.

Our officers are elected annually at the Board of Directors meeting following each annual meeting of shareholders, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal, and the terms of applicable employment agreements.

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000 (US$641). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. During the fiscal year ended December 31, 2011, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

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

We currently comply with those specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. However, we have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the British Virgin Islands do not require compliance with the same or substantially similar requirements:

•

a majority of our directors are not independent as defined by NASDAQ rules (rather, one-half of the members of our Board of Directors are independent);

•

our independent directors do not hold regularly scheduled meetings in executive session (rather, all board members may attend all meetings of the Board of Directors);

•

the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation;

•

related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

•

we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600.

D.

Employees

As of December 31, 2011, (a) the metal segment employed 377 persons on a full time basis, (b) the coal segment employed 1,127 persons on a full time basis, and (c) the corporate segment employed 17 persons on a full time basis. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees at the end of each of the past two financial years, including their principal category of activity and geographic location.

		Years Ended December 31,
		2010	2011

Hong Kong	Accounting, administration and management	7	7
		7	7

The PRC	Accounting, administration and management	144	145
	Sales and quality inspection	18	14
	Purchasing and supplies	27	23
	Production	1,077	1,164
	Cashier	11	11
	Others	146	157
		1,423	1,514

Total		1,430	1,521

E.

Share Ownership

The following table sets forth, as of April 24, 2012, the share ownership of the Company’s common shares by each of our directors, executive officers and key employees.

As of April 24, 2012, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%
Tam Cheuk Ho	281,926		1.13%
Wong Wah On Edward	400,000		1.61%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Xu Chengyin	—		—
Han Weibing	—		—
Wan Huojin	—		—
Officers, directors and key employees as a group (9 persons)	15,462,519		62.07%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of April 24, 2012, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

As of April 24, 2012, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%
Rosetta Stone Capital Limited	2,250,000	(2)	9.03%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

(2)

Consists of 2,250,000 outstanding common shares. We understand that Rosetta Stone Capital Limited is owned 32.5% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Smartmind Investments Limited and 3.33% by Mr. Yuen Kin Lo. Mr. Guozhong Xie is the sole director of Rosetta Stone Capital Limited, Ms. Pan Pan Hui is the sole shareholder and director of Keen View Investments Limited, Ms. Yi Mei Liu is a controlling shareholder and director of Sun Fortune Investments Limited and Ms. Yunxiao Zhao is the sole shareholder and director of Smartmind Investments Limited. We also understand that Rosetta Stone Capital Limited maintains an office at 10th Floor, Center Point, 181 Gloucester Road, Hong Kong.

Significant Changes in Ownership

During the past three years, there have been no significant changes in the percentage ownership held by any major shareholder.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of December 31, 2011, on that date our common shares were held of record by a total of 185 persons, 172 of whom, who held approximately 18.81% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge, (a) there are no arrangements the operations of which may, at a subsequent date, result in a change in control of the Company and (b) we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

Asset/ Business Acquisitions

On January 12, 2009, the Company acquired all of the issued and outstanding capital stock of Newhold, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A., above.

On July 10, 2009, the Company acquired all of the issued and outstanding capital stock of Pineboom, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A., above.

On April 30, 2010, the Company acquired all of the issued and outstanding capital stock of Wealthy Year, a BVI company, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A., above.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2010 CNY’000	2011 CNY’000
CHNR’s payment of its share of office rental, rates and others to Anka Consultants Limited (“Anka”) (1)	982	1,234

———————

(1)

On September 1, 2000, the Company and Anka, a private Hong Kong company that is owned Tam Cheuk Ho and Wong Wah On Edward, directors of the Company, entered into an office sharing agreement, based upon which the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. On July 1, 2008, the Company and Anka entered into a new license agreement, which was renewed on July 1, 2010, to replace the office sharing agreement. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka. For the years ended December 31, 2010 and 2011, the Company paid its share of rental expense and rates to Anka.

Receivables/ Payables with Related Parties

Loans with related companies are summarized as follows:

	As of December 31,
	2010 CNY’000	2011 CNY’000
Receivables from related parties
Other receivables
Wuhu Feishang Non-metal Material Co. Ltd. (“WFNM”) (1)	—	774

Payables to related parties
WFNM (1)	304	—
Feishang Enterprise Group Limited (“Feishang Enterprise”) (2)	44,478	184,477
Feishang Group (3)	404,093	262,657

———————

(1)

Represents payments made by Wuhu Feishang on behalf of WFNM and offset against amounts owed by Wuhu Feishang to WFNM. The maximum outstanding amount during the year ended December 31, 2011 was CNY884,000 (US$140,431).

(2)

Payable to Feishang Enterprise from Feishang Management for the net amount of expenses paid by Feishang Enterprise on behalf of Guizhou Puxin and certain other subsidiaries.

(3)

Payable to Feishang Group for the acquisition of Pineboom and Wealthy Year.

WFNM, Feishang Enterprise, and Feishang Group are entities controlled by Mr. Li Feilie who is also an executive officer, director, and principal beneficial owner of the Company.

Loan Guarantee provided by Related Companies

Please refer to Item 5.B. above for a more detailed description of the loans that have been guaranteed by related parties.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2010 and 2011 are included herewith as Appendix A and are incorporated herein by reference.

We have no direct business operations, other than through the ownership of our subsidiaries. We have not paid any dividends on our common shares and we have no current intention of paying dividends in the foreseeable future, it being our intention to retain earnings to support the development of our business. However, should we, as a holding company, decide in the future to pay any dividends, they will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictions imposed under PRC law.

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

Period	High	Low

Fiscal Year ended:
December 31, 2011	$17.05	$6.80
December 31, 2010	$17.87	$8.27
December 31, 2009	$14.83	$8.82
December 31, 2008	$26.30	$7.99
December 31, 2007	$44.26	$6.84

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2010 and 2011. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

2011 Fiscal Year, quarter ended:
March 31, 2011	$17.05	$12.22
June 30, 2011	$13.76	$8.83
September 30, 2011	$11.86	$8.00
December 31, 2011	$10.40	$6.80

2010 Fiscal Year, quarter ended:
March 31, 2010	$14.93	$10.91
June 30, 2010	$12.36	$8.87
September 30, 2010	$11.13	$8.27
December 31, 2010	$17.87	$10.16

The following table sets forth the monthly high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Month Ended:
March 31, 2012	$9.06	$7.07
February 29, 2012	$8.96	$7.70
January 31, 2012	$8.26	$7.06
December 31, 2011	$9.59	$6.80
November 30, 2011	$10.20	$9.39
October 31, 2011	$10.40	$9.01

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

Applicable Law. Under the laws of most jurisdictions in the U.S., majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in U.S. jurisdictions.

While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, that is, in the name of, and for the benefit of, our Company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the U.S.

Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association (unless such amendment varies the rights attached to shares) or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most U.S. jurisdictions. In addition, the directors of a British Virgin Islands company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company’s business), if they determine it is in the best interests of the company. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices.

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

As in most U.S. jurisdictions, the Board of Directors of a British Virgin Islands company is charged with the management of the affairs of the company. In most U.S. jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, under which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, under which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many U.S. jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited.

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

•

Loan Agreement dated December 14, 2010 by and between Guizhou Puxin and China Minsheng Banking Corp. Ltd.

•

Sales and Purchase Master Contract dated June 1, 2011 by and between Huludao Zinc Industry Co., Ltd. and Wuhu Feishang.

•

Loan Agreement dated December 19, 2011 by and between Guizhou Dayun and China Merchant Bank Limited.

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

The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996) as amended. Conversion of Renminbi is strictly regulated by the PRC Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the SAFE but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investment, loans or investments in securities outside the PRC and capital contribution. These transactions must be approved by the SAFE.

Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of the SAFE for trade and service-related exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by the SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

All of the Company’s sales and purchases are made domestically and are denominated in Renminbi. The administrative expenses of the Company’s head office in Hong Kong are denominated either in United States dollars or Hong Kong dollars. As the reporting currency of the Company’s consolidated financial statements is Renminbi, the Company has material market risk with respect to currency fluctuation between Hong Kong dollars and United States dollars to Renminbi and translation difference may arise on consolidation. The Company may also suffer an exchange loss when it converts Renminbi to other currencies, such as Hong Kong dollars or United States dollars. If market conditions allow, the Company endeavors to match the currency used in operating/ investing activities with that used in financing activities. We have not engaged any foreign currency contract to hedge our potential foreign currency exchange exposure, if any.

Interest rate risk

We are exposed to interest rate risk arising from our interest bearing debts, namely, fixed rate bank loans, floating rate bank loans, and floating rate mining right payables. An upward fluctuation in interest rates increases the cost of new bank loan and the cost of servicing our floating rate bank loans and mining right payables. We do not use interest rate derivatives to hedge our interest rate exposure.

As of December 31, 2011, the interest rates for only 8.00% of our interest bearing debts were fixed. The weighted average tenure of the outstanding fixed interest rate loan was approximately 0.25 years. As of December 31, 2010, fixed interest rate loan constituted approximately 5.25% of our total outstanding interest bearing debts. The weighted average tenure of the outstanding fixed interest rate loan was approximately 0.46 years. The weighted average tenure of the outstanding fixed interest rate loan has been decreased from 0.46 years in 2010 to 0.25 years in 2011. A fixed interest rate can reduce the volatility of finance costs in uncertain markets. In view of the anticipated increases in interest rates, the Company intends to seek more bank loans with fixed interest rates.

The following table sets forth additional information about the expected maturity dates of our outstanding bank loan and mining right payable as of December 31, 2011:

	2012	2013	2014	2015	2016	2017	Total
	(CNY in millions, except percentages)
Bank loan, including current portion of long-term debt.
Principal @fixed rate	70.00						70.00
Average interest rate	—

Principal @floating rate	155.00	175.00	100.00	130.00	70.00	48.74	678.74
Interest rates	8.949%	8.344%	7.646%	8.459%	8.866%	9.165%

Mining right payable
Principal @floating rate	22.61	25.57	22.37	22.37	22.37	10.71	125.99
Average interest rates	6.817%	6.890%	6.870%	6.980%	6.978%	7.050%

Commodity price risk

The Company is exposed to fluctuation in the prices of zinc, iron and anthracite which we produce and/ or trade. As at December 31, 2011, the Company’s inventories amounted to CNY11.79 million (US$1.87 million), consisting of raw materials, spare parts, zinc, iron, MIO and coal. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cashflow. We have not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Company’s sales revenue and gross profit in 2011 and 2010:

	2011 Actual	Coal Price		Zinc Price		Iron Price
		+ 10%	- 10%	+ 10%	- 10%	+ 10%	- 10%
(CNY in millions, except percentage)
Total Sale	148.15	+10.52	-10.52	+1.04	-1.04	+2.63	-2.63
% Change		+7.10%	-7.10%	+0.70%	-0.70%	+1.77%	-1.77%

Gross Profit	52.62	+7.50	-7.50	+1.04	-1.04	+2.63	-2.63
% Change		+14.25%	-14.25%	+1.98%	-1.98%	+4.99%	-4.99%

	2010 Actual	Coal Price		Zinc Price		Iron Price
		+ 10%	- 10%	+ 10%	- 10%	+ 10%	- 10%
(CNY in millions, except percentage)
Total Sales	93.35	+3.87	-3.87	+1.46	-1.46	+3.67	-3.67
% Change		+4.14%	-4.14%	+1.56%	-1.56%	+3.93%	-3.93%

Gross Profit	39.82	+3.87	-3.87	+1.46	-1.46	+3.67	-3.67
% Change		+9.71%	-9.71%	+3.66%	-3.66%	+9.22%	-9.22%

There are no material changes in the quantative figures between 2011 and 2010.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

No disclosure is required in response to this Item.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages and delinquencies or other information required to be disclosed in response to this Item.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to the rights of security holders and there is no other information to disclose in response to this Item.

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2011, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2011, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we determined that, as of December 31, 2011, the Company’s internal control over financial reporting was effective based on those criteria.

Ernst and Young, our independent registered public accounting firm, has performed an audit of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, and, as part of its audit, has issued its attestation report on the effectiveness of the Company's internal control over financial reporting herein as of December 31, 2011. Ernst and Young’s attestation report is included in this annual report on Form 20-F on pages F-2 and F-3. This audit is required to be performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2011 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid or expect to pay for the audit and other services provided by Ernst and Young.

	Fiscal 2010	Fiscal 2011

Audit Fees	US$750,000	US$667,207
Audit-Related Fees	US$150,000	US$95,315
Tax Fees	—	—
All Other Fees	—	—

Total	US$900,000	US$762,522

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst and Young with respect to fiscal year 2011 were pre-approved by the Audit Committee.

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

ITEM 16H. MINE SAFETY DISCLOSURE

All of the Company’s mining rights cover mines located in the People’s Republic of China and, accordingly, this Item is not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

No disclosure is required in response to this Item.

ITEM 18.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Reports of Independent Registered Public Accounting Firms, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of January 1, 2010, December 31, 2010 and 2011

b.

Consolidated income statements for the years ended December 31, 2010 and 2011

c.

Consolidated statements of comprehensive income for the years ended December 31, 2010 and 2011

d.

Consolidated statements of changes in equity for the years ended December 31, 2010 and 2011

e.

Consolidated statements of cash flows for the years ended December 31, 2010 and 2011

f.

Notes to consolidated financial statements.

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
4.21

Loan Agreement dated August 24, 2010 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd. (filed as Exhibit 4.21 to the Annual Report on Form 20-F filed June 30, 2011, and incorporated herein by reference)

4.22

Agreement dated November 30, 2010 by and between Yangpu Lianzhong Mining Co., Ltd. and Bayannaoer City Feishang Copper Co., Ltd. on Stock Transfer of Hainan Nonferrous Metal Mining Co. Limited (filed as Exhibit 4.22 to the Annual Report on Form 20-F filed June 30, 2011, and incorporated herein by reference)

4.23

Loan Agreement dated December 14, 2010 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd. (filed as Exhibit 4.23 to the Annual Report on Form 20-F filed June 30, 2011, and incorporated herein by reference)

4.24

Sales and Purchase Master Contract dated June 1, 2011 by and between Huludao Zinc Industry Co., Ltd. and Wuhu Feishang Mining Development Co., Ltd (filed as Exhibit 4.24 to the Annual Report on Form 20-F filed June 30, 2011, and incorporated herein by reference).

4.25	Loan Agreement dated December 19, 2011 by and between Guizhou Dayun Mining Co., Ltd. and China Merchant Bank Limited. (filed herewith)
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2011 (contained in Financial Statements filed herewith).
7	Computation of Ratios for Fiscal Year ended December 31, 2010 and 2011 (contained in Financial Statements filed herewith)
8	Subsidiaries of the Registrant (filed herewith).
11	Code of Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1

Consent of Ernst & Young to incorporation of audit report dated April 27, 2012 into registration statement on Form S-8 (SEC File No. 333-146790) and registration statement on Form F-3 (SEC File No. 333-163702) (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: April 27, 2012	By:	/s/ LI FEILIE
Li Feilie, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of January 1, 2010, December 31, 2010 and 2011

b.

Consolidated income statements for the years ended December 31, 2010 and 2011

c.

Consolidated statements of comprehensive income for the years ended December 31, 2010 and 2011

d.

Consolidated statements of changes in equity for the years ended December 31, 2010 and 2011

e.

Consolidated statements of cash flows for the years ended December 31, 2010 and 2011

f.

Notes to consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2011

Pages

Reports of independent registered public accounting firm	F-2 – F-3

Consolidated statements of financial position	F-4 – F-5

Consolidated income statements	F-6

Consolidated statements of comprehensive income	F-7

Consolidated statements of changes in equity	F-8

Consolidated statements of cash flows	F-9 – F-10

Notes to consolidated financial statements	F-11 – F-61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the two years in the period ended December 31, 2011, and the opening IFRS consolidated statements of financial position as of January 1, 2010.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of January 1, 2010, December 31, 2010 and 2011 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on criteria established on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion thereon.

/S/ Ernst & Young

Certified Public Accountants

Hong Kong

April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited internal control over financial reporting of China Natural Resources, Inc. as of December 31, 2011, based on criteria established on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The management of China Natural Resources, Inc. is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Natural Resources, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Natural Resources, Inc. and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the two years in the period ended December 31, 2011, and the opening IFRS consolidated statements of financial position as of January 1, 2010 and our report dated April 27, 2012 expressed an unqualified opinion thereon.

/S/ Ernst & Young

Certified Public Accountants

Hong Kong

April 27, 2012

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

JANUARY 1, 2010, DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

		January 1,	December 31,
		2010	2010	2011	2011
	Notes	CNY	CNY	CNY	US$
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	4	198,456	1,814,093	2,053,173	326,165
Investments in associates		12,856	—	—	—
Rehabilitation fund	5	—	20,402	26,019	4,133
Prepayments	8	6,514	15,825	80,418	12,776
Deferred tax assets	21	2,073	2,134	2,825	449

TOTAL NON-CURRENT ASSETS		219,899	1,852,454	2,162,435	343,523

CURRENT ASSETS
Inventories	6	4,187	11,454	11,787	1,872
Trade and bill receivables	7	2,070	16,007	31,205	4,957
Prepayments	8	675	7,791	13,091	2,079
Other receivables		4,473	14,538	21,289	3,382
Due from related companies	23	106,172	—	774	123
Notes and advances receivable		169,018	—	—	—
Restricted bank deposits		—	—	21,000	3,336
Term deposits with an original maturity over three months		—	—	20,000	3,177
Cash and cash equivalents		186,582	126,685	136,587	21,698

TOTAL CURRENT ASSETS		473,177	176,475	255,733	40,624

TOTAL ASSETS		693,076	2,028,929	2,418,168	384,147

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

JANUARY 1, 2010, DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

		January 1,		December 31,
		2010	2010	2011	2011
	Notes	CNY	CNY	CNY	US$
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bill payables	9	37,851	82,897	70,882	11,260
Other payables and accrued liabilities	10	29,286	55,303	52,173	8,288
Interest bearing loans	11	—	100,000	225,000	35,743
Due to related companies	23	55,460	44,782	184,477	29,306
Interest payable		648	4,253	5,979	950
Taxes payable		11,664	22,034	23,923	3,800
Mining rights payable	12	—	19,192	22,612	3,592

TOTAL CURRENT LIABILITIES		134,909	328,461	585,046	92,939
NET CURRENT ASSETS/(LIABILITIES)		338,268	(151,986)	(329,313)	(52,315)
TOTAL ASSETS LESS CURRENT LIABILITIES		558,167	1,700,468	1,833,122	291,208

NON-CURRENT LIABILITIES
Interest bearing loans	11	100,000	318,742	523,742	83,201
Due to the Shareholder	23	—	404,093	262,657	41,725
Interest payable		7,743	13,205	18,205	2,891
Deferred tax liabilities	21	—	286,517	290,043	46,076
Mining rights payable	12	65,538	132,966	103,378	16,423
Asset retirement obligations	13	5,609	9,036	9,204	1,462

TOTAL NON-CURRENT LIABILITIES		178,890	1,164,559	1,207,229	191,778

TOTAL LIABILITIES		313,799	1,493,020	1,792,275	284,717

EQUITY
Issued capital	24	312,081	312,081	312,081	49,577
Other capital reserves	24	301,166	396,434	536,872	85,287
Reserves		7,331	11,124	19,209	3,052
Accumulated losses		(231,495)	(248,654)	(322,714)	(51,266)
Other comprehensive losses		(35,662)	(20,902)	(5,240)	(832)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		353,421	450,083	540,208	85,818
NON-CONTROLLING INTERESTS		25,856	85,826	85,685	13,612
TOTAL EQUITY		379,277	535,909	625,893	99,430

TOTAL LIABILITIES AND EQUITY		693,076	2,028,929	2,418,168	384,147

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL ROURCES, INC.

CONSOLIDATED INCOME STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2010	2011	2011
	Notes	CNY	CNY	US$

REVENUES	14	93,354	148,151	23,535
COST OF SALES	15	(53,539)	(95,534)	(15,176)
GROSS PROFIT		39,815	52,617	8,359
SELLING AND DISTRIBUTION EXPENSES		(3,303)	(3,282)	(521)
ADMINISTRATIVE EXPENSES		(88,787)	(73,668)	(11,703)
OTHER OPERATING EXPENSES		(9,031)	(1,545)	(245)

OPERATING LOSS		(61,306)	(25,878)	(4,110)

FINANCE COSTS	16	(6,007)	(32,215)	(5,118)
INTEREST INCOME		1,112	1,713	272
SHARE OF LOSSES OF ASSOCIATES		(6,310)	—	—
GAIN ON DISPOSAL OF ASSOCIATES	17	30,571	—	—
GAIN FROM BARGAIN PURCHASE OF A SUBSIDIARY	3	624,148	—	—
NON-OPERATING (EXPENSES) INCOME, NET	18	(1,874)	4,299	683

PROFIT (LOSS) BEFORE INCOME TAX	19	580,334	(52,081)	(8,273)

INCOME TAX EXPENSE	21	(12,224)	(14,035)	(2,230)

PROFIT (LOSS) FOR THE YEAR		568,110	(66,116)	(10,503)

ATTRIBUTABLE TO:
Owners of the Company		572,251	(65,975)	(10,481)
Non-controlling interests		(4,141)	(141)	(22)
		568,110	(66,116)	(10,503)

EARNINGS (LOSSES) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY:
Basic	22	25.50	(2.79)	(0.44)
Diluted	22	25.15	(2.79)	(0.44)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
PROFIT (LOSS) FOR THE YEAR	568,110	(66,116)	(10,503)

Other comprehensive income:
Foreign currency translation adjustments	14,760	15,662	2,488

Total other comprehensive income for the year, net of tax	14,760	15,662	2,488

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR, NET OF TAX	582,870	(50,454)	(8,015)

Attributable to:
Owners of the Company	587,011	(50,313)	(7,993)
Non-controlling interests	(4,141)	(141)	(22)
	582,870	(50,454)	(8,015)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

	Attributable to owners of the Company
	Issued capital (Note 24)	Other capital reserves	Reserves	Accumulated losses	Other comprehensive losses	Total	Non- controlling interests	Total
	CNY	CNY	CNY	CNY	CNY	CNY	CNY	CNY
At January 1, 2010	312,081	301,166	7,331	(231,495)	(35,662)	353,421	25,856	379,277
Profit (loss) for the year	—	—	—	572,251	—	572,251	(4,141)	568,110
Foreign currency translation adjustments	—	—	—	—	14,760	14,760	—	14,760
Total comprehensive income	—	—	—	572,251	14,760	587,011	(4,141)	582,870
Equity-settled share-based compensation (Note 24)	—	26,016	—	—	—	26,016	—	26,016
Exercise of share options (Note 24)	—	34,976	—	—	—	34,976	—	34,976
Exercise of warrants (Note 24)	—	34,276	—	—	—	34,276	—	34,276
Acquisition of Wealthy Year (Note 3)	—	—	—	—	—	—	64,111	64,111
Deemed distribution to the Shareholder (Note 3)	—	—	—	(585,617)	—	(585,617)	—	(585,617)
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	3,793	(3,793)	—	—	—	—
At December 31, 2010	312,081	396,434	11,124	(248,654)	(20,902)	450,083	85,826	535,909
Loss for the year	—	—	—	(65,975)	—	(65,975)	(141)	(66,116)
Foreign currency translation adjustments	—	—	—	—	15,662	15,662	—	15,662
Total comprehensive (loss) income	—	—	—	(65,975)	15,662	(50,313)	(141)	(50,454)
Exercise of warrants (Note 24)	—	140,438	—	—	—	140,438	—	140,438
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	8,085	(8,085)	—	—	—	—
At December 31, 2011	312,081	536,872	19,209	(322,714)	(5,240)	540,208	85,685	625,893
At December 31, 2011 (US$)	49,577	85,287	3,052	(51,266)	(832)	85,818	13,612	99,430

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
OPERATING ACTIVITIES
Profit (loss) for the year	568,110	(66,116)	(10,503)
Adjustments for:
Depreciation and amortization	12,894	15,388	2,445
Provision for impairment of receivables	—	165	26
Equity-settled share-based compensation	26,016	—	—
Loss on disposal of property, plant and equipment	232	254	40
Share of losses of associates	6,310	—	—
Accretion expenses	309	896	142
Gain from bargain purchase of a subsidiary	(624,148)	—	—
Gain on disposal of associates	(30,571)	—	—
Deferred income tax expense	4,682	2,835	451
Amortization of prepaid bank loan interest	—	1,514	240
Changes in working capital:
Rehabilitation fund	(15,433)	(5,617)	(892)
Trade and bill receivables	57,280	(15,363)	(2,441)
Inventories	(3,602)	(333)	(53)
Prepayments	(7,116)	(814)	(129)
Other receivables	(3,723)	(6,751)	(1,072)
Trade payables	30,109	8,982	1,427
Other payables and accrued liabilities	(5,570)	1,404	223
Interest payable	1,305	(470)	(75)
Taxes payable	11,561	1,894	301

Net cash flows from (used in) operating activities	28,645	(62,132)	(9,870)

INVESTING ACTIVITIES
Repayments from related companies	39,796	—	—
Prepayment for purchase of a land use right	(4,043)	(14,812)	(2,353)
Purchases of property, plant and equipment	(244,961)	(334,822)	(53,189)
Net proceeds from disposal of property, plant and equipment	3,853	452	72
Net cash paid for acquisition of subsidiaries	(371,172)	(125,657)	(19,962)
Net proceeds from disposal of a subsidiary	169,018	—	—
Net proceeds from disposal of associates	34,754	—	—
Term deposits with an original maturity over three months	—	(20,000)	(3,177)

Net cash flows used in investing activities	(372,755)	(494,839)	(78,609)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
FINANCING ACTIVITIES
Proceeds from interest bearing loans	318,742	360,000	57,189
Repayments of interest bearing loans	—	(100,000)	(15,886)
Proceeds from exercise of share options	34,976	—	—
Increase of restricted bank deposit	—	(21,000)	(3,336)
Proceeds from exercise of warrants	34,276	140,438	22,310
Repayments to related companies	(59,254)	(273,896)	(43,511)
Advances from related companies	44,998	475,818	75,588
Repayments to an unrelated third party	(99,239)	—	—
Prepayment of deferred bank loan interest	—	(14,370)	(2,283)
Net cash flows from financing activities	274,499	566,990	90,071

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(69,611)	10,019	1,592

NET FOREIGN EXCHANGE DIFFERENCE	9,714	(117)	(19)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	186,582	126,685	20,125

CASH AND CASH EQUIVALENTS AT END OF YEAR	126,685	136,587	21,698

Supplementary disclosures of cash flows information:

Cash paid for income taxes	7,421	13,420	2,132
Cash paid for interest
(including CNY30,065 (US$4,776) capitalized)	17,861	54,162	8,604

Supplemental disclosure of non-cash investing and financing activities:

Business and asset acquisitions:
Assets acquired	1,378,982	—	—
Liabilities assumed	(540,723)	—	—

	838,259	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of principal executive offices is located at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company does not conduct any substantive operation of its own and conducts its primary business operations through its subsidiaries (collectively the “Group”). A list of the Company’s subsidiaries is included in Note 23.

CHNR’s principal shareholder is Feishang Group Limited (“Feishang Group” or, “the Shareholder”), a British Virgin Islands corporation. In the opinion of the directors of the Company, the ultimate parent of CHNR is Laitan Investment Limited, a British Virgin Islands corporation. Mr. Li Feilie, the sole officer, director and beneficial owner of the Shareholder, is the Chairman and Chief Executive Officer (“CEO”) of CHNR.

The consolidated financial statements of the Group for the year ended December 31, 2011 were authorised for issue in accordance with a resolution of the directors on April 27, 2012.

2.1

BASIS OF PREPARATION

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). These financial statements for the year ended December 31, 2011 are the first the Group has prepared in accordance with IFRS. Refer to Note 2.4 for information on how the Group adopted IFRS.

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in Chinese Yuan (“CNY”) and all values are rounded to the nearest thousand, except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtained control and continued to be consolidated until the date that such control ceases. All significant intercompany accounts and transactions have been eliminated in full.

The financial statements of the subsidiaries are prepared for the same reporting period as the company, using consistent accounting policy.

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.1

BASIS OF PREPARATION (CONTINUED)

Going concern

As of December 31, 2011, the Company has a working capital deficiency of CNY329,313 (US$52,315).  The Shareholder has confirmed its continuous financial support to the Company. Subsequent to year end, the Company has secured additional loan facilities totaling CNY280,000 (US$44,480) (Note 28), and the Company has undrawn loan facilities totaling CNY131,258 (US$20,851). The Company will also enter into loan renewal discussions with the banks in due course and has, at this stage, not sought any written commitment that the loan facilities will be renewed. However, the Company has held discussion with its bankers about its future borrowing needs and no matters have been drawn to its attention to suggest that renewal may not be forthcoming on acceptable terms. The Company’s forecasts and projections, taking account of reasonably possible changes in trading performance, operating as well as capital expenditure, continuous Shareholder’s support and availability of bank facilities, show that the Company should be able to operate within the level of its current capacity.

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

2.2

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements

IFRS 1 Amendments

Amendments to IFRS 1 First-time Adoption of IFRSs – Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters1

IFRS 7 Amendments

Amendments to IFRS 7 Financial Instruments:

Disclosures – Transfers of Financial Assets 1

Disclosures – Offsetting Financial Assets and Financial Liabilities4

IFRS 9

Financial Instruments6

IFRS 10

Consolidated Financial Statements4

IFRS 11

Joint Arrangements4

IFRS 12

Disclosure of Interests in Other Entities4

IFRS 13

Fair Value Measurement4

IFRIC – Int 20

Stripping Costs in the Production Phase of a Surface Mine4

IAS 1 Amendments

Presentation of Financial Statements3

IAS 12 Amendments

Amendments to IAS 12 Income Taxes – Deferred Tax: Recovery of Underlying Assets2

IAS 19 (Revised)

Employee Benefits4

IAS 27 (Revised)

Separate Financial Statements4

IAS 28 (Revised)

Investments in Associates and Joint Ventures4

IAS 32 Amendment

Offsetting Financial Assets and Financial Liabilities5

1 Effective for annual periods beginning on or after July 1, 2011

2 Effective for annual periods beginning on or after January 1, 2012

3 Effective for annual periods beginning on or after July 1, 2012

4 Effective for annual periods beginning on or after January 1, 2013

5 Effective for annual periods beginning on or after January 1, 2014

6 Effective for annual periods beginning on or after January 1, 2015

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.2

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Further information about those changes that are expected to significantly affect the Group is as follows:

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortized cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IFRS 39.

In November 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”). The remainder of the change in fair value is presented in income statements, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in income statements. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on hedge accounting and impairment of financial assets continues to apply. The Group expects to adopt IFRS 9 from January 1, 2015.

Improvements to IFRSs

Apart from the above, the IASB has also issued improvements to IFRSs which set out amendments to a number of IFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, financial position or performance of the Group. While the adoption of some of the amendments when they will become effective after January 1, 2012 may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. Besides, the Group has also considered all other IFRICs issued and they are unlikely to have any financial impact on the Group.

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

(b)

Associates

An associate is an entity in which the Group has significant influence. The Group’s investments in its associates are accounted for using the equity method of accounting. The investments in the associates are carried in the statements of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)

Associates (continued)

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated income statements and consolidated reserves, respectively.

Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates.

(c)

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognised in accordance with IAS 39 either in income statements or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured.

Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income statements.

(d)

Related parties

A party is considered to be related to the Group if:

(1)

the party is a person or a close member of that person’s family and that person

(i)

has control or joint control over the Group;

(ii)

has significant influence over the Group; or

(iii)

is a member of the key management personnel of the Group or of a parent of the Group;

or

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)

Related parties (continued)

(2)

the party is an entity where any of the following conditions applies:

(i)

the entity and the Group are members of the same group;

(ii)

one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)

the entity and the Group are joint ventures of the same third party;

(iv)

one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)

the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)

the entity is controlled or jointly controlled by a person identified in (1); and

(vii)

a person identified in (1)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(e)

Property, plant and equipment

Property, plant and equipment comprise buildings, mining structures, mining rights, machinery and equipments, motor vehicle, exploration rights and construction in progress.

Exploration rights are capitalized and amortized over the term of the license granted to the Company by the authorities.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortization and any impairment losses. The costs of mining rights are initially capitalized when purchased. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalized and are amortized upon productions based on actual units of production over the estimated reserves of the mines. For mining rights in which proven and probable reserves have not yet been established, the Company assesses the carrying value for impairment at the end of each reporting period. The Company’s rights to extract minerals are contractually limited by time. However, the Company believes that it will be able to extend licenses, as it has in the past.

Mining related buildings & mining structures and mining related machinery & equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which probable reserves have been established are depreciated upon production based on actual units of production over the estimated reserves of the mines.

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)

Property, plant and equipment (continued)

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognized in income statements.

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives or units of production of those assets. Construction costs are capitalized as incurred. Interest is capitalized as incurred during the construction period.

(f)

Exploration and evaluation costs

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralization in existing coal bodies and to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is expensed as incurred.

Once the exploration right to explore has been acquired, exploration and evaluation expenditure is charged to income statements as incurred, unless a future economic benefit is more likely than not to be realized. Exploration and evaluation assets acquired in a business combination are initially recognized at fair value. They are subsequently stated at cost less accumulated impairment.

When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

(g)

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

(h)

Financial assets

Initial recognition and measurements

As of December 31, 2011, the Group’s financial assets within the scope of IAS 39 are all classified as loans and receivables. The Group determines the classification of its financial assets at initial recognition. All financial assets are recognized initially at fair value plus transaction costs.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Financial assets (continued)

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset.  Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement of loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables are included in “trade and bill receivables”, “other receivables”, “prepayments”, “rehabilitation fund” and “due from related companies” in the consolidated statements of financial position. Such assets are subsequently carried at amortized cost using the effective interest method (“EIR”) less any provision for impairment. Gains and losses are recognized in the consolidated interest income or finance costs in income statements when the loans and receivables are derecognized as well as through the amortization process.

Fair value of loans and receivables

As of December 31, 2010 and 2011, the carrying values of these financial assets approximated their fair values due to the short-term maturity of these instruments.

Impairment of loans and receivables

The Group assesses at each reporting date whether there is any objective evidence that the loans and receivables are impaired. The Group first assesses individually whether objective evidence of impairment exists for loans and receivables that are individually significant, or collectively for loans and receivables that are not individually significant.  If the Group determines that no objective evidence of impairment exists for an individually assessed loans and receivables, whether significant or not, it includes the asset in a group of loans and receivables with similar credit risk characteristics and collectively assesses them for impairment.  Loans and receivables that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the income statements in finance costs for loans and in other operating expenses for receivables.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the consolidated income statements, to the extent that the carrying value of the asset does not exceed amortized cost at the reversal date.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Financial assets (continued)

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

Derecognition of loans and receivables

For financial assets classified as loans and receivables, the financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

i)

the rights to receive cash flows from the asset have expired;

ii)

the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

iii)

the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(i)

Financial liabilities at amortized cost

Financial liabilities including trade payables, amounts due to related companies, other payables and accrued liabilities, interest bearing loans, mining rights payable, interest payable and taxes payable are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortized cost, using the effective interest method. The related interest expense is recognized within “finance costs” in the consolidated income statements.

Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the amortization process.

Fair value

As of December 31, 2010 and 2011, the carrying values of these financial liabilities approximated their fair values due to the short-term maturity of these instruments, and the carrying values of long-term interest bearing loans and mining rights payable approximated their fair values as the interest rates on almost all the balances are reset each year based on prevailing interest rates stipulated by People’s Bank of China.

The Group had no financial liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2010 and 2011.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)

Financial liabilities at amortized cost (continued)

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the consolidated income statements.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position, if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(j)

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

(k)

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the weighted-average method. For finished goods, the Group determines net realizable value based on the estimated selling price in ordinary course of business less the estimated costs to completion and the estimated costs necessary to make the sale. Major types of inventories include:

•

Raw materials, which consist of extracted raw ore and auxiliary materials;

•

Finished goods.

(l)

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less. The Group classifies its cash set aside for rehabilitation fund which is restricted to withdrawal and use under non-current assets (Note 5).

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)

Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in Note 20.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

(n)

Asset retirement obligations

The Company’s legal or constructive obligations associated with the retirement of non-financial assets are recognized at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made.  Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalized asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance cost in the consolidated income statements. Any difference between the recorded obligation and the actual costs of reclamation is recorded in income statements in the period the obligation is settled.

(o)

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.  All other borrowing costs are expensed in the period in which they are incurred.

(p)

Revenue recognition

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognized when the significant risks and rewards of ownership have passed to the customer and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of product by the customer.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)

Revenue recognition (continued)

Revenue from the rendering of transportation and other services is recognized upon the delivery or performance of the services.

In accordance with the relevant tax laws in the PRC, value-added taxes (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance in the consolidated statements of financial position. VAT on sales amounted to CNY16,420 and CNY26,753 (US$4,250) for the years ended December 31, 2010 and 2011, respectively. The Group recognized revenues net of VAT.

(q)

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated income statements or consolidated statements of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•

where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)

Income taxes (continued)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(r)

Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest for the Group.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(s)

Foreign currency translation

The functional currency of substantially all the operations of the Group is the CNY, the national currency of the PRC. Transactions denominated in currencies other than the CNY recorded by the entities of the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into CNY at the functional currency rates of exchange prevailing at the end of the reporting period. The resulting exchange gains or losses are credited or charged to the consolidated income statements. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)

Foreign currency translation (continued)

The financial statements of subsidiary operations with a functional currency other than the CNY have been translated into CNY. The assets and liabilities of these entities have been translated using the exchange rates prevailing at the reporting date and the income statements have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of other comprehensive income.

On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in income statements.

(t)

Convenience translation

The financial statements are stated in CNY. The translation of amounts from CNY into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2011 of US$1.00 = CNY6.2949. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2011 or at any other date.

2.4

FIRST-TIME ADOPTION OF IFRS

Statement of Compliance

These financial statements, for the year ended December 31, 2011, are the first the Group has prepared in accordance with IFRS as issued by the IASB. For periods up to and including the year ended December 31, 2010, the Group prepared its financial statements in accordance with US GAAP.

The Company has prepared financial statements which comply with IFRS applicable for periods ending on or after December 31, 2011, together with the comparative period data as at and for the year ended 31December 2010, as described in the accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2010, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its US GAAP consolidated statement of financial position as at January 1, 2010 and its previously published US GAAP consolidated financial statements as at and for the year ended December 31, 2010.

Exemptions applied

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRS.

The Company has applied the following exemptions:

Estimates

The estimates at January 1, 2010 and at December 31, 2010 are consistent with those made for the same dates in accordance with US GAAP. The estimates used by the Company to present these amounts in accordance with IFRS reflect conditions at January 1, 2010, the date of transition to IFRS and as of December 31, 2010.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.4

FIRST-TIME ADOPTION OF IFRS (CONTINUED)

Group reconciliation of equity as at January 1, 2010 (date of transition to IFRS)

US GAAP on IFRS format		US GAAP	Remeasurements	IFRS as at January 1, 2010
	Note	CNY	CNY	CNY
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment		198,456	—	198,456
Investments in associates		12,856	—	12,856
Prepayments		6,514	—	6,514
Deferred tax assets	(1)	1,560	513	2,073
TOTAL NON-CURRENT ASSETS		219,386	513	219,899

CURRENT ASSETS
Inventories		4,187	—	4,187
Trade and bill receivables		2,070	—	2,070
Prepayments		675	—	675
Other receivables		4,473	—	4,473
Due from related companies		106,172	—	106,172
Notes and advances receivable		169,018	—	169,018
Deferred tax assets	(1)	513	(513)	—
Cash and cash equivalents		186,582	—	186,582
TOTAL CURRENT ASSETS		473,690	(513)	473,177

TOTAL ASSETS		693,076	—	693,076

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and bill payables		37,851	—	37,851
Other payables and accrued liabilities		29,286	—	29,286
Due to related companies		55,460	—	55,460
Interest payable		648	—	648
Taxes payable		11,664	—	11,664
TOTAL CURRENT LIABILITIES		134,909	—	134,909
NET CURRENT ASSETS		338,781	(513)	338,268
TOTAL ASSETS LESS CURRENT LIABILITIES		558,167	—	558,167

NON-CURRENT LIABILITIES
Interest bearing loans		100,000	—	100,000
Interest payable		7,743	—	7,743
Deferred tax liabilities		—	—	—
Mining rights payable		65,538	—	65,538
Asset retirement obligations		5,609	—	5,609
TOTAL NON-CURRENT LIABILITIES		178,890	—	178,890

TOTAL LIABILITIES		313,799	—	313,799

EQUITY
Issued capital		312,081	—	312,081
Other capital reserves		301,166	—	301,166
Reserves		7,331	—	7,331
Accumulated losses		(231,495)	—	(231,495)
Other comprehensive losses		(35,662)	—	(35,662)
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		353,421	—	353,421
NON-CONTROLLING INTERESTS		25,856	—	25,856
TOTAL EQUITY		379,277	—	379,277

TOTAL LIABILITIES AND EQUITY		693,076	—	693,076

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.4

FIRST-TIME ADOPTION OF IFRS (CONTINUED)

Group reconciliation of equity as at December 31, 2010

US GAAP on IFRS format		US GAAP	Remeasurements	IFRS as at December 31, 2010
	Notes	CNY	CNY	CNY
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	(2,3)	1,823,992	(9,899)	1,814,093
Rehabilitation fund		20,402	—	20,402
Prepayments		15,825	—	15,825
Deferred tax assets	(1)	1,695	439	2,134
TOTAL NON-CURRENT ASSETS		1,861,914	(9,460)	1,852,454

CURRENT ASSETS
Inventories		11,454	—	11,454
Trade and bill receivables		16,007	—	16,007
Prepayments		7,791	—	7,791
Other receivables		14,538	—	14,538
Deferred tax assets	(1)	439	(439)	—
Cash and cash equivalents		126,685	—	126,685
TOTAL CURRENT ASSETS		176,914	(439)	176,475

TOTAL ASSETS		2,038,828	(9,899)	2,028,929

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and bill payables		82,897	—	82,897
Other payables and accrued liabilities		55,303	—	55,303
Interest bearing loans		100,000	—	100,000
Due to related companies		44,782	—	44,782
Interest payable		4,253	—	4,253
Taxes payable		22,034	—	22,034
Mining rights payable		19,192	—	19,192
TOTAL CURRENT LIABILITIES		328,461	—	328,461
NET CURRENT LIABILITIES		(151,547)	(439)	(151,986)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,710,367	(9,899)	1,700,468

NON-CURRENT LIABILITIES
Interest bearing loans		318,742	—	318,742
Due to the Shareholder		404,093	—	404,093
Interest payable		13,205	—	13,205
Deferred tax liabilities	(2)	294,250	(7,733)	286,517
Mining rights payable		132,966	—	132,966
Asset retirement obligations		9,036	—	9,036
TOTAL NON-CURRENT LIABILITIES		1,172,292	(7,733)	1,164,559

TOTAL LIABILITIES		1,500,753	(7,733)	1,493,020

EQUITY
Issued capital		312,081	—	312,081
Other capital reserves		396,434	—	396,434
Reserves		11,124	—	11,124
Accumulated losses	(3)	(246,510)	(2,144)	(248,654)
Other comprehensive losses		(20,902)	—	(20,902)
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		452,227	(2,144)	450,083
NON-CONTROLLING INTERESTS	(3)	85,848	(22)	85,826
TOTAL EQUITY		538,075	(2,166)	535,909

TOTAL LIABILITIES AND EQUITY		2,038,828	(9,899)	2,028,929

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.4

FIRST-TIME ADOPTION OF IFRS (CONTINUED)

Group reconciliation of profit for the year ended December 31, 2010

US GAAP on IFRS format	US GAAP	Remeasurements	IFRS as at December 31, 2010
	CNY	CNY	CNY
REVENUES	100,813	(7,459)	93,354
COST OF SALES	(58,832)	5,293	(53,539)
GROSS PROFIT	41,981	(2,166)	39,815
SELLING AND DISTRIBUTIVE EXPENSES	(3,303)	—	(3,303)
ADMINISTRATIVE EXPENSES	(88,787)	—	(88,787)
OTHER OPERATING EXPENSES	(9,031)	—	(9,031)

OPERATING LOSS	(59,140)	(2,166)	(61,306)

FINANCE COSTS	(6,007)	—	(6,007)
INTEREST INCOME	1,112	—	1,112
SHARE OF LOSSES OF ASSOCIATES	(6,310)	—	(6,310)
GAIN ON DISPOSAL OF ASSOCIATES	30,571	—	30,571
GAIN FROM BARGAIN PURCHASE OF A SUBSIDIARY	624,148	—	624,148
NON-OPERATING (EXPENSES) INCOME, NET	(1,874)	—	(1,874)
PROFIT BEFORE INCOME TAX	582,500	(2,166)	580,334

INCOME TAX EXPENSE	(12,224)	—	(12,224)

PROFIT FOR THE YEAR	570,276	(2,166)	568,110

Group reconciliation of total comprehensive income for the year ended December 31, 2010

US GAAP on IFRS format		US GAAP	Remeasurements	IFRS as at December 31, 2010
	Note	CNY	CNY	CNY

PROFIT FOR THE YEAR	(3)	570,276	(2,166)	568,110

Other comprehensive income:
Foreign currency translation adjustments		14,760	—	14,760

Total other comprehensive income for the year, net of tax		14,760	—	14,760

TOTAL COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		585,036	(2,166)	582,870

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.4

FIRST-TIME ADOPTION OF IFRS (CONTINUED)

Notes to the reconciliation of equity as at January 1, 2010 and December 31, 2010, profit and total comprehensive income for the year ended December 31, 2010

(1)

Deferred tax assets

Under US GAAP, deferred taxes have been classified as current or non-current based on the nature of the related asset or liability giving rise to the temporary difference.  All current deferred tax assets are classified as non-current in the consolidated balance sheet according to IAS 1.

(2)

Deferred tax liabilities

Under US GAAP, deferred tax liability of CNY 7,733 have been recognized for the temporary difference arising on the initial recognition of the assets and liabilities in the asset acquisition of Newhold and its subsidiaries on January 12, 2009. In accordance with IAS 12, the recognition of deferred taxes is prohibited for temporary differences arising from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable profit. The corresponding deferred tax liability has been derecognized against the property, plant and equipment.

(3)

Incidental income from coal produced during construction stage

Under US GAAP, sales of coal produced during construction stage and the related cost of sales prior to the commercial production start date were recognized as revenue and cost of sales.  Under IAS 16, proceeds received prior to the commercial production date is considered as incident income, and the net incident income is netted against the deferred exploration and development costs under property, plant and equipment.

(4)

The transition from US GAAP to IFRS has not had a material impact on the statement of cash flows except the reclassification of the net cash provided by operating activities of CNY2,166, generated from the sales of coal produced during construction stage prior to the commercial production date, to investing activities for the year ended December 31, 2010.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.5

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgements

In the process of applying the Company’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements.

1.

Commercial production start date

The Group assesses the stage of each coal mine under construction to determine when a coal mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each coal mine construction project. The Group considers various relevant criteria to assess when the coal mine is substantially complete, ready for its intended use and is reclassified from “Construction in progress” to “Mining structures”. Some of the criteria will include, but are not limited, to the following:

•

The level of capital expenditure compared to the construction cost estimates

•

Completion of a reasonable period of testing of the mine and equipment

•

Ability to produce coals in saleable form (within specifications)

•

Ability to sustain ongoing production of coals

When a mine construction project moves into the production stage, the capitalisation of certain coal mine construction costs ceases,  and further extraction costs incurred are either regarded as inventory or expensed, except for costs that qualify for capitalisation relating to mining asset additions or improvements, underground mine development or mineable reserve development.  The commercial production start date is also the date when depreciation and/or amortization of the mining structure assets commences.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustments to the carrying amounts of assets and liabilities within the next financial year, are discussed below.  The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company.  Such changes are reflected in the assumptions when they occur.

(i)

Impairment of property, plant and equipment

Long-lived assets to be held and used, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group’s results of operations or financial position.

There were no impairment recognized for the years ended December 31, 2010 and 2011.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.5

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(ii)

Units-of-production depreciation for mining related assets

The Group determines the depreciation and/or amortization of mining related assets by the actual units of production over the estimated reserves of the mines.  The reserve estimates are discussed in Note 2.5 (iv).

(iii)

Useful lives of non-mining related property, plant and equipment

The Group’s management determines the estimated useful lives and related depreciation charges for its non-mining related property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of non-mining related property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charges where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(iv)

Reserve estimates

Non-ferrous metal reserves

Estimates of proven and probable non-ferrous metal reserves are subject to considerable uncertainty. Such estimates are, to a large extent, based on the price of metal and ore and interpretations of geologic data obtained from drill holes and other exploration techniques. The Group uses feasibility studies to derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors.

Coal reserves

Proven and probable coal reserve estimates are estimates of the amount of coal that can be economically and legally extracted from the Company’s mining properties.  In determining the estimates, recent production and technical information of each mine will be considered. Fluctuations in factors including the price of coal, production costs and transportation costs of coal, a variation on recovery rates or unforeseen geological or geotechnical perils may render it necessary to revise the estimates of coal reserves.

Because the economic assumptions used to estimate reserves changes from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group’s financial results and financial position in a number of ways, including the following:

•

Asset carrying values may be affected due to changes in estimated future cash flows.

•

Depreciation, depletion and amortization charged in the income statements may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•

Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•

The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

2.5

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(v)

Trade and other receivables

The Group’s management determines the provision for impairment of trade and other receivables. This estimate is based on the credit history of its customers and current market conditions. Management reassesses the provision at each balance sheet date.

(vi)

Income taxes

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will be reflected in the income tax and deferred tax provisions in the period in which such determination is made. In addition, the realization of future income tax assets is dependent on the Group’s ability to generate sufficient taxable income in future years to utilise income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates or in the income tax rate would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings.

(vii)

Provision for asset retirement obligations

The provision for asset retirement obligations is determined by management based on the past experience and best estimation of future expenditures, taking into account existing relevant PRC regulations.  However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future years, the estimate of the associated costs may be subject to revision from time to time.

3.

BUSINESS COMBINATIONS

During the year ended December 31, 2010, the Company completed the acquisitions of Wealthy Year and its eight subsidiaries, including Smartact, Guizhou Fuyuantong, Guizhou Puxin, Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal. As a result of the acquisitions, the Company has expanded into the coal mining business in the PRC.

Wealthy Year and its subsidiaries are principally engaged in coal mine development and operations in the PRC in Guizhou Province. The coal business is mainly carried out by the nine subsidiaries held by Wealthy Year through Guizhou Puxin. Guizhou Yongfu was transferred by Yangpu Shuanghu to Guizhou Puxin on September 21, 2010. Bijie Feishang was incorporated on October 13, 2010 under the laws of the PRC by Guizhou Puxin to engage in coal business. Yangpu Dashi and its subsidiary, Guizhou Dayun, was transferred by Feishang Dayun to Guizhou Puxin on June 13, 2011.

On April 30, 2010, the Company acquired all the issued and outstanding capital stock of Wealthy Year, a BVI company established in January 2010, and its eight subsidiaries from the Shareholder and assumed the outstanding indebtedness owed by Wealthy Year to the Shareholder (the “Indebtedness”) on the closing date. The total purchase price for the common shares and Indebtedness was US$87,000. In addition, long-term payable due to the Shareholder amounted to CNY150,000 was assumed by the Company pursuant to the acquisition of Wealthy Year. As of December 31, 2011, the outstanding consideration due to the Shareholder was CNY262,657 (US$41,725). The assets acquired and liabilities assumed by the Company were recorded at their historical carrying values as of April 30, 2010 as in the books of the Shareholder. The difference between the net assets acquired based on the consideration paid to the unrelated third parties and to the Shareholder, including the long-term payable due to the Shareholder, assumed by the Company was adjusted in retained earnings as a deemed distribution to the Shareholder. In addition, the results of operations of Wealthy Year and its subsidiaries have been included in the Company’s consolidated financial statements since they were established by or first under the control of the Shareholder.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

3.

BUSINESS COMBINATIONS (CONTINUED)

The following table summarizes the fair values of assets and liabilities of Guizhou Puxin and its five subsidiaries, including Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal, attributable to the Shareholder’s interests when they were first under the control of the Shareholder on March 18, 2010:

Amount
CNY
Cash and cash equivalents	12,458
Rehabilitation fund	4,969
Trade and other receivables	21,509
Inventories	3,665
Property, plant and equipment	1,336,381
Current liabilities	(226,421)
Deferred tax liabilities	(281,774)
Other non-current liabilities	(32,528)
Non-controlling interests	(64,111)
Fair value recognized by the Shareholder	774,148
Purchase price paid to unrelated third parties by the Shareholder	(150,000)
Bargain purchase gain on March 18, 2010	624,148

As of April 30, 2010, the deemed distribution to the Shareholder upon acquisition of Wealthy Year and its eight subsidiaries, including Smartact, Guizhou Fuyuantong, Guizhou Puxin, Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal, by the Company was determined as follow:

Amount
CNY
Consideration paid by the Company to the Shareholder and the long-term payable due to the Shareholder assumed by the Company	735,617
Purchase price paid to unrelated third parties by the Shareholder	(150,000)
Deemed distribution as of April 30, 2010	585,617

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

4.

PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Exploration rights	Construction in progress	Total
	CNY	CNY	CNY	CNY	CNY	CNY	CNY
Cost
At January 1, 2010	20,619	152,803	8,915	6,129	9,591	37,568	235,625
Acquisition of Wealthy Year	5,053	1,248,471	12,055	2,383	—	68,419	1,336,381
Additions	154	109,343	5,724	2,305	—	178,718	296,244
Transfer	4,546	3,194	4,796	—	—	(12,536)	—
Disposals	(81)	(5,230)	(568)	—	(9,591)	—	(15,470)
Exchange adjustment	—	—	(32)	—	—	—	(32)
At December 31, 2010	30,291	1,508,581	30,890	10,817	—	272,169	1,852,748
Additions	9,422	14,540	7,904	426	—	222,886	255,178
Transfer	50	50,569	5,655	—	—	(56,274)	—
Disposals	—	—	(360)	(846)	—	(250)	(1,456)
Exchange adjustment	—	—	(35)	—	—	—	(35)
At December 31, 2011	39,763	1,573,690	44,054	10,397	—	438,531	2,106,435

Accumulated depreciation, depletion and amortization
At January 1, 2010	(6,471)	(16,861)	(3,153)	(2,039)	(8,645)	—	(37,169)
Depreciation charge	(1,313)	(6,241)	(3,494)	(900)	(946)	—	(12,894)
Disposals	3	1,571	219	—	9,591	—	11,384
Exchange adjustment	—	—	24	—	—	—	24
At December 31, 2010	(7,781)	(21,531)	(6,404)	(2,939)	—	—	(38,655)
Depreciation charge	(1,650)	(10,075)	(2,562)	(1,101)	—	—	(15,388)
Disposals	—	—	281	469	—	—	750
Exchange adjustment	—	—	31	—	—	—	31
At December 31, 2011	(9,431)	(31,606)	(8,654)	(3,571)	—	—	(53,262)

Net carrying amount
At January 1, 2010	14,148	135,942	5,762	4,090	946	37,568	198,456
At December 31, 2010	22,510	1,487,050	24,486	7,878	—	272,169	1,814,093
At December 31, 2011	30,332	1,542,084	35,400	6,826	—	438,531	2,053,173
At December 31, 2011 (US$)	4,819	244,974	5,624	1,084	—	69,664	326,165

As of January 1, 2010, December 31, 2010 and 2011, accumulated depreciation, depletion and amortization included accumulated amortization of mining rights of CNY8,475, CNY11,517 and CNY16,679 (US$2,649), respectively.

As of December 31, 2011, mining rights were collateralized as follows (Note 11):

•

mining right to the Yongsheng Mine with carrying amounts of CNY147,390 (US$23,414) was collaterized to secure for a CNY200,000 (US$31,772) long-term bank loan from China Minsheng Banking Corp. Ltd., and a CNY50,000 (US$7,943) long-term bank loan from Bank of China Corp. Ltd;

•

mining right to the Dayun Mine with carrying amounts of CNY82,061 (US$13,036) was collaterized to secure for a CNY300,000 (US$47,658) long-term bank loan from China Merchants Bank;

•

mining right to the Xinsong Mine with carrying amounts of CNY290,847 (US$46,204) was collaterized to secure for a CNY50,000 (US$7,943) long-term bank loan from China Minsheng Banking Corp. Ltd.

As of December 31, 2011, certain buildings with carrying amounts of CNY30,332 (US$4,819) were without title certificates, the Group is in the process of applying for the title certificates for these buildings.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

4.

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Exploration cost totalling CNY4,998 and CNY73 (US$12) incurred during the years ended December 31, 2010 and 2011, respectively, of which CNY2,238 and nil have been capitalized in the exploration rights and construction in progress in property, plant and equipment and CNY2,760 and CNY73 (US$12) have been included in other operating expenses in income statements for the years ended December 31, 2010 and 2011, respectively.

5.

REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by the Company in bank and cash placed with authorities for the purpose of future environment rehabilitation as well as the settlement of asset retirement obligations. The restricted cash amounted to nil, CNY16,877 and CNY24,494 (US$3,891) as of January 1, 2010, December 31, 2010 and 2011, respectively.

6.

INVENTORIES

Inventories are summarized as follows:

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$
Raw materials	3,354	9,532	6,971	1,107
Finished goods	833	1,922	4,816	765
	4,187	11,454	11,787	1,872

The amount of write-down of inventories recognized as an expense is CNY203 and CNY142 (US$23) for the years ended December 31, 2010 and 2011, which is recognized in cost of sales.

7.

TRADE AND BILL RECEIVABLES

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$
Trade receivables	1,365	14,066	30,629	4,865
Less: Provision for impairment	295	259	424	67
	1,070	13,807	30,205	4,798
Bills receivable	1,000	2,200	1,000	159

	2,070	16,007	31,205	4,957

Credit of up to 3 months is granted to customers with established trading history, otherwise sales on cash terms or payment in advance are required.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

7.

TRADE AND BILL RECEIVABLES (CONTINUED)

As at December 31, 2011, trade receivables of an initial value of CNY424 (2010:CNY259) were impaired and fully provided for.  The following table summarises the change in provision for impairment for receivables:

Amount
CNY
At January 1, 2010	295
Charge for the year	—
Reversals	(36)
At December 31, 2010	259
Charge for the year	165
At December 31, 2011	424
At December 31, 2011 (US$)	67

The impaired trade receivables relate to customers that were in financial difficulties or were in default in interest and/or principal payments and only a portion of the receivables is expected to be recovered.

As at December 31, 2011, the aging analysis of trade receivables is as follows:

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$
Neither past due nor impaired	889	13,042	17,493	2,779
Within one year past due	181	584	12,128	1,927
Between one and two years past due	—	181	584	92
Trade receivables, net	1,070	13,807	30,205	4,798

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group.  Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

Bills receivable are bills of exchange with maturity dates of less than one year.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

8.

PREPAYMENTS

The balance consists of prepayments for cost of:

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$

Short-term:
Raw material purchases	544	6,380	7,463	1,186
Deferred bank loan interest	—	—	4,486	713
Others	131	1,411	1,142	180
	675	7,791	13,091	2,079

Long-term:
Land use rights	5,558	9,681	24,493	3,891
Construction related work	520	1,527	36,715	5,832
Deposits for equipment purchases	346	2,522	5,686	903
Prepaid mining plans design	30	1,191	4,625	735
Exploration related work	60	904	529	84
Deferred bank loan interest	—	—	8,370	1,331
	6,514	15,825	80,418	12,776
	7,189	23,616	93,509	14,855

None of the above assets is either past due or impaired.

9.

TRADE AND BILL PAYABLES

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$

Trade payables	17,851	82,897	70,882	11,260
Bills payable	20,000	—	—	—

	37,851	82,897	70,882	11,260

Trade payables are non-interest-bearing and are normally settled within six months.

As at December 31, 2011, the aging analysis of trade payables is as follows:

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$

Within one year	17,601	59,077	64,721	10,281
More than one year	250	23,820	6,161	979
	17,851	82,897	70,882	11,260

Bills payable are bills of exchange with maturity dates of less than one year.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

10.

OTHER PAYABLES AND ACCRUED LIABILITIES

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$

Natural resources fee (a)	11,839	12,344	8,954	1,422
Staff compensation fund (b)	3,330	3,491	3,023	480
Construction deposits from contractors	1,317	6,262	4,160	661
Social security payable (c)	535	11,926	17,129	2,721
Payroll payable	2,516	6,568	6,916	1,099
Welfare payable	529	706	529	84
Advances from customers	339	1,306	4,207	668
Accrued expenses	3,001	7,117	4,686	745
Others	5,880	5,583	2,569	408
	29,286	55,303	52,173	8,288

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

11.

INTEREST BEARING LOANS

On February 2, 2009, Guizhou Yongfu received a CNY200,000 (US$31,772) long-term bank loan from China Minsheng Banking Corp. Ltd., to be repaid in installments over five years commencing in 2013. The purpose of the loan is to finance the construction and development of the Yongsheng Mine. The loan is secured by the mining rights to the Yongsheng Mine (Note 4), and is guaranteed by Pingxiang Iron & Steel Co. Ltd. (“Pingxiang”), a related company. The loan bears a floating annual interest rate and the interest rate was between 8.320% and 9.165% in 2011. The loan interest is to be paid quarterly. Guizhou Yongfu drew down CNY118,742 (US$18,863) and CNY188,742 (US$29,983) of the loan as of December 31, 2010 and December 31, 2011, respectively. The balance of the loan facility can be drawn down as needed in accordance with the construction plan for the Yongsheng Mine.

On January 12, 2010, Guizhou Yongfu received a CNY50,000 (US$7,943) long-term bank loan from Bank of China Corp. Ltd., to be repaid in installments over five years commencing in 2012. The purpose of the loan is to finance the construction of the Yongsheng Mine. The loan is secured by the mining rights to the Yongsheng Mine (Note 4), and is guaranteed by Pingxiang, a related company. The loan bears a floating annual interest rate and the interest rate was between 6.400% and 7.050% in 2011. The loan interest is to be paid quarterly. Guizhou Yongfu fully drew down the loan in January 2010. The CNY5,000 (US$794) first instalment was repaid on January 16, 2012.

On June 10, 2010 and June 18, 2010,  Guizhou Puxin received CNY10,000 (US$1,589) and CNY 20,000 (US$3,177)  short-term bank loans from Shanghai Pudong Development Bank Co., Ltd.,  to be repaid on June 8, 2011 and June 18, 2011, respectively. The purpose of the loans is to finance the working capital of Guizhou Puxin. The loans are both guaranteed by Wuhu Port Co. Ltd (“Wuhu Port”), a related company. The loans bear a same fixed annual interest rate of 6.372% and the interest is payable quarterly. Guizhou Puxin fully drew down the loans in June 2010. The loans were repaid on June 8, 2011 and June 15, 2011, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

11.

INTEREST BEARING LOANS (CONTINUED)

On August 24, 2010, Guizhou Puxin received a CNY150,000 (US$23,829) long-term bank loan from China Minsheng Banking Corp. Ltd., to be repaid in two installments, being CNY50,000 (US$7,943) and CNY100,000 (US$15,886), on December 31, 2012 and August 11, 2013, respectively. The purpose of the loan is to finance the acquisitions of business projects. The loan is guaranteed by Mr. Li Feilie, who is also an officer, director and, indirectly, the principal beneficial shareholder of the Company. The loan is also guaranteed by Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal, and Wuhu Port. In addition, the loan is collateralized by a pledge of the outstanding capital stock of Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, and Xinsong Coal. The loan bears a floating annual interest rate and the interest rate was between 7.605% and 8.645% in 2011. The loan interest is to be paid quarterly. Guizhou Puxin fully drew down the loan by September 2010. The CNY50,000 (US$7,943) first instalment was to be repaid on December 31, 2012, which has been reclassified to current liabilities.

On December 14, 2010, Guizhou Puxin received a CNY70,000 (US$11,120) short-term bank loan from China Minsheng Banking Corp. Ltd., to be repaid on December 13, 2011. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan is guaranteed by Wuhu Port and Wuhu City Feishang Industrial Development Co. Ltd. (“WFID”), a related company. The loan bears a floating annual interest rate and the interest rate was between 6.972% and 7.872% in 2011. The interest is payable quarterly. Guizhou Puxin fully drew down the loan in December 2010. The loan was repaid on December 13, 2011.

On February 1, 2011, Guizhou Puxin received a CNY20,000 (US$3,177) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on January 31, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin.  The loan is guaranteed by WFID. The loan bears a floating annual interest rate and the interest rate was between 6.972% and 7.872% in 2011. The interest is payable monthly.  Guizhou Puxin fully drew down the loan in February 2011. The loan was repaid subsequently on January 30, 2012.

On February 25, 2011, Guizhou Puxin received a CNY30,000 (US$4,766) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on February 24, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan is guaranteed by WFID. The loan bears a floating annual interest rate and the interest rate was between 6.972% and 7.872% in 2011. The interest is payable monthly. Guizhou Puxin fully drew down the loan in February 2011. The loan was repaid subsequently on February 24, 2012.

On April 12, 2011, Guizhou Puxin received a CNY70,000 (US$11,120) six-month banker’s acceptance facility from Bank of Chongqing. The facility allows Guizhou Puxin to provide payment assurance to parties, as needed. The facility is secured by a CNY21,000 (US$3,336) bank deposit and is guaranteed by WFID. The facility was fully repaid on October 12, 2011.

On May 5, 2011, Xinsong Coal received a CNY50,000 (US$7,943) long-term bank loan from the China Minsheng Banking Corp. Ltd., to be repaid in installments over two years commencing in 2013.  The purpose of the loan is to finance the improvement project of Xinsong Mine.  The loan is secured by mining rights to Xinsong Mine and is guaranteed by WFID. The loan bears a floating annual interest rate and the interest rate was between 8.32% and 8.645% in 2011. The interest is payable quarterly. Xinsong Coal fully drew down the loan in May 2011.

On June 30, 2011, Guizhou Puxin received a CNY50,000 (US$7,943) short-term bank loan from Shanghai Pudong Development Bank Co., Ltd.. The purpose of the loan is to finance the working capital of Guizhou Puxin and its subsidiaries which have completed construction of their coal mines. The payment of the loan is guaranteed by Wuhu Port Co. Ltd. The loan bears a floating annual interest rate and the interest rate was between 9.465% and 9.84% in 2011. The interest is payable monthly. Guizhou Puxin fully drew down the loan in July 2011.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

11.

INTEREST BEARING LOANS (CONTINUED)

On August 23, 2011, Linjiaao Coal received a CNY90,000 (US$14,297) long-term bank loan from Bank of Chongqing. The purpose of the loan is to finance the improvement project of the Zhulinzhai Mine. The payment of the loan is guaranteed by Mr. Li Feilie and WFID. The loan bears a floating annual interest rate and the interest rate was 6.9% in 2011. The interest is payable monthly. Linjiaao Coal fully drew down the loan up to December 2011. The Bank of Chongqing requested a prepayment of interest amounting to CNY14,370 (US$2,283), the prepaid interest was amortized in finance costs in income statements by using effective interest rate method.

On October 18, 2011 and October 26, 2011, Guizhou Puxin received CNY60,000 (US$9,532) and CNY10,000 (US$1,589) six-month working capital facilities from Bank of Chongqing, respectively. The facilities are secured by a CNY21,000 (US$3,336) bank deposit and guaranteed by WFID.  The facilities bear a fixed bank charges at 0.05% of the total amount of the facility obtained and the total bank charges in 2011 are amounting to CNY35 (US$6). The facilities were fully repaid on March 30, 2012.

On December 19, 2011, Guizhou Dayun received a CNY300,000 (US$47,658) long-term bank loan from China Merchants Bank Corp. Ltd. to be repaid in installments over three years commencing in 2015. The purpose of the loan is to finance the construction and development of the Dayun Mine. The loan is guaranteed by Mr. Li Feilie, Feishang Enterprise and Gouchang Coal. The loan is also secured by the mining rights to Dayun Mine. In addition, the loan is collateralized by a pledge of the outstanding capital stock of Guizhou Dayun. The loan bears a floating annual interest rate and the interest rate was 9.165% in 2011. The loan interest is to be paid monthly. Guizhou Dayun drew down CNY50,000 (US$7,943) of the loan as of December 31, 2011. The balance of the loan facility can be drawn down as needed in accordance with the construction plan for the Dayun Mine.

Maturities of interest bearing loans are as follows:

Year ending December 31,	Amount	Amount
	CNY	US$
2012	225,000	35,743
2013	175,000	27,800
2014	100,000	15,886
2015	130,000	20,652
2016 and thereafter	118,742	18,863
	748,742	118,944

12.

MINING RIGHTS PAYABLE

Guizhou Yongfu had obtained mining right for Yongsheng Mine for a total consideration of CNY89,538 (US$14,224) prior to the Company’s acquisition of Newhold. This obligation amounted to CNY59,538 (US$9,458) as at December 31, 2011 is payable in six installments over a six-year period to the Guizhou Provincial Department of Land and Resources, out of which CNY6,000 (US$953) is payable in 2012. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2011 was 5.74%.

Dayuan Coal had obtained mining right for Dayuan Mine for a total consideration of CNY13,376 (US$2,125) prior to the Company’s acquisition of Wealthy Year. The last obligation amounted to CNY2,492 (US$396) was repaid to the Guizhou Provincial Department of Land and Resources in 2011.

Gouchang Coal had obtained mining right for Gouchang Mine for a total consideration of CNY11,752 (US$1,867) prior to the Company’s acquisition of Wealthy Year. This obligation amounted to CNY1,752 (US$278) as at December 31, 2011 is payable in 2012 to the Guizhou Provincial Department of Land and Resources. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2011 was 5.57%.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

12.

MINING RIGHTS PAYABLE (CONTINUED)

Xinsong Coal had obtained mining right for Xinsong Mine for a total consideration of CNY25,976 (US$4,127) prior to the Company’s acquisition of Wealthy Year. Xinsong made an early repayment to settle in full the obligation in 2011. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2011 was 5.64%.

Linjiaao Coal had obtained mining right for Linjiaao Mine for a total consideration of CNY19,883 (US$3,159) prior to the Company’s acquisition of Wealthy Year. This obligation amounted to CNY6,400 (US$1,017) as at December 31, 2011 is payable in two equal installments over a two-year period to the Guizhou Provincial Department of Land and Resources, out of which CNY3,200 (US$508) is payable in 2012. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2011 was 6.02%.

Guizhou Dayun obtained mining rights for Dayun Mine for a total consideration of CNY72,992 (US$11,595) in 2011 and had paid out CNY14,692 (US$2,334) in 2010. This obligation amounted to CNY58,300 (US$9,261) as at December 31, 2011 is payable in five equal installments over a five-year period to the Guizhou Provincial Department of Land and Resources commencing in 2012. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the effective interest rate for 2011 was 6.26%.

Maturities of mining rights payable are as follows:

Year ending December 31,	Amount	Amount
	CNY	US$
2012	22,612	3,592
2013	25,568	4,062
2014	22,368	3,553
2015	22,368	3,553
2016 and thereafter	33,074	5,255
	125,990	20,015

13.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines, which includes dismantlement of mining related structure and the reclamation of land upon exhaustion of coal or metal reserves.

The following table describes the changes to the Company’s asset retirement obligation liability:

	Amount	Amount
	CNY	US$
At January 1, 2010	5,609	891
Arising during the year	3,118	495
Accretion expenses (Note 16)	309	49
At December 31, 2010	9,036	1,435
Change of estimation	(728)	(115)
Accretion expenses (Note 16)	896	142
At December 31, 2011	9,204	1,462

The inflation rate, discount rate and market risk premium used for estimating provision for asset retirement obligations at December 31, 2011 is 2.53%, 9.91% and 6.09%, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

14.

REVENUES

Revenues comprised of the following:

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
Zinc	14,579	10,432	1,657
Coal	38,668	105,211	16,714
Iron	36,694	26,254	4,171
Others	3,413	6,254	993
	93,354	148,151	23,535

15.

COST OF SALES

Cost of sales comprised of the following:

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
Zinc	6,987	4,317	686
Coal	25,453	74,289	11,801
Iron	17,936	11,681	1,856
Others	3,163	5,247	833
	53,539	95,534	15,176

16.

FINANCE COSTS

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
Interest on interest bearing loans	15,987	48,980	7,781
Interest on payable for mining rights	5,845	11,908	1,892
Total interest expense	21,832	60,888	9,673
Less: capitalized interest	(16,224)	(30,065)	(4,776)
Bank charges	90	496	79
Accretion expenses (Note 13)	309	896	142
	6,007	32,215	5,118

17.

GAIN ON DISPOSAL OF ASSOCIATES

On January 26, 2010, the Company completed the sale of its entire 45% equity interest in Guangdong Longchuan to an unrelated third party for CNY4,754 plus the purchaser’s repayment CNY39,796 of indebtedness to Yangpu Lianzhong. On December 17, 2010, the Company disposed of its entire 48% investment in Hainan Nonferrous Metal to an unrelated third party for CNY30,000. Both Hainan Nonferrous Metal and Guangdong Longchuan are primarily engaged in the acquisition and exploration of mineral properties, and both are companies in the exploration stage. As a result of the disposals, the Company recognized a gain of CNY30,571 in the 2010 income statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

18.

NON-OPERATING (EXPENSES) INCOME, NET

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
Reversal of other payable	—	5,259	835
Donation	(909)	(314)	(50)
Others	(965)	(646)	(102)
	(1,874)	4,299	683

19.

PROFIT (LOSS) BEFORE INCOME TAX

The Group’s profit (loss) before tax is arrived at after charging/ (crediting):

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
Crediting:
Interest income on bank deposits	1,112	1,713	272

Charging:
Auditors’ remuneration: - Audit fee	5,097	4,200	667
- Audit-related fee	1,019	600	95
Sub-total	6,116	4,800	762

Cost of inventories sold	19,870	48,525	7,709
Price adjustment fund	2,624	4,995	793
Sales tax and surcharge	2,059	2,363	375

Employee benefit expenses (Note 20):
- Wages, salaries and allowances	26,599	38,413	6,102
- Housing subsidies	884	877	139
- Contribution to pension plans	3,660	3,152	501
- Equity-settled share option expenses	26,016	—	—
- Welfare and other expenses	6,322	6,690	1,063
Sub-total	63,481	49,132	7,805

Depreciation, depletion and amortization (1):
- Property, plant and equipment	12,799	15,148	2,406

Operating lease rental:
- Office properties	1,751	2,081	331

Loss on disposal of property, plant and equipment	232	254	40
Repairs and maintenance	1,572	2,219	353
Provision of impairment for doubtful accounts	—	165	26
Gain on bargain purchase gain	624,148	—	—

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

19.

PROFIT (LOSS) BEFORE INCOME TAX (CONTINUED)

(1)

Depreciation, depletion and amortization expense charged to income statements is analysed as follows:

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
Total depreciation, depletion and amortization expense for the year	12,894	15,388	2,445
Less:
Amount included in inventories	95	240	39
Amount charged to income statements	12,799	15,148	2,406

20.

EMPLOYEE BENEFITS

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
Wages, salaries and allowances	42,192	49,535	7,869
Housing subsidiaries (1)	971	901	143
Contribution to pension plans (2)	4,095	3,262	518
Equity-settled share option expenses	26,016	—	—
Welfare and other expenses	7,958	10,648	1,692
	81,232	64,346	10,222

(1)

These mainly include the Group’s contributions to government-sponsored housing funds at rate of 5% of the employees’ basic salaries.

(2)

The Group participates in various pension plans organised by the relevant municipal and provincial governments under which the Group is required to make monthly defined contributions to these plans at rates of 20% of the employees’ basic salaries depending on the applicable local regulations.

Employee benefits charged to income statements is analysed as follows:

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
Total employee benefits accrued for the year	81,232	64,346	10,222
Less:
Amount included in inventories	468	1,420	226
Amount included in property, plant and equipments	17,283	13,794	2,191
Amount charged to income statements (Note 19)	63,481	49,132	7,805

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

21.

INCOME TAX EXPENSE

The Company is incorporated in the British Virgin Islands (“BVI”) and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed. Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.   No U.S. corporate income taxes are provided for in these consolidated financial statements, as management believes that the Company is not subject to U.S. income taxes.

China

During the 10th National People’s Congress held on March 16, 2007, the PRC Corporate Income Tax Law (the “New CIT Law”) was approved and became effective on January 1, 2008. Under the New CIT Law, all PRC subsidiaries of the Company are subject to income tax at a rate of 25% except the mining subsidiaries of Guizhou Puxin. The mining subsidiaries are currently paying income tax at a rate of CNY9.50 to CNY32.00 (US$1.51 to US$5.08) per tonne of sales, or 7.5% to 10% of sales, as required by the respective local tax bureau.

Under the current CIT Law, any dividends paid by the Company’s PRC subsidiaries from their earnings created after January 1, 2008 to the Company’s subsidiaries in Hong Kong are subject to a 5% withholding tax. No such dividends have been paid for the years ended December 31, 2010 and 2011.

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting and properties of an enterprise. As of December 31, 2011, no detailed interpretation or guidance has been issued to define “place of effective management”. If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. As of December 31, 2011, the Company has analyzed the applicability of this law and has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

Profit (loss) before income tax consists of:

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
PRC	617,402	(43,048)	(6,839)
BVI	(37,000)	(8,937)	(1,420)
HK	(68)	(96)	(14)

	580,334	(52,081)	(8,273)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

21.

INCOME TAX EXPENSE (CONTINUED)

The current and deferred components of income tax expense appearing in the consolidated income statements are as follows:

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$

Current income tax expense	7,542	11,200	1,779
Deferred income tax expense	4,682	2,835	451
	12,224	14,035	2,230

A reconciliation of the taxes computed at the PRC statutory tax rate of 25% to the effective income tax provision is as follows:

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
PRC statutory tax rate	25%	25%	25%

Computed income tax benefit (expense)	145,084	(13,020)	(2,068)
Non-deductible expenses	29,315	27,055	4,298
Non-taxable income	(162,175)	—	—

Income tax expense	12,224	14,035	2,230

Deferred tax assets and deferred tax liabilities reflect the net tax effects of temporary differences between the carrying amount of assets or liabilities for financial reporting purpose and the amounts for income tax purpose. The tax effect of the major items, shown after jurisdictional netting, as of December 31 is as follows:

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$
Deferred tax assets
Accrued liabilities and other payables	513	388	372	59
Depreciation on property, plant and equipment	872	944	831	132
Exploration rights	688	751	741	118
Others	—	51	881	140
	2,073	2,134	2,825	449

Deferred tax liabilities
Depreciation on property, plant and equipment	—	(286,517)	(290,043)	(46,076)
	—	(286,517)	(290,043)	(46,076)

	2,073	(284,383)	(287,218)	(45,627)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

21.

INCOME TAX EXPENSE (CONTINUED)

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of its PRC subsidiaries as of December 31, 2010 and 2011 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. If these foreign earnings were to be repatriated in the future, the related tax liability may be reduced by any foreign income taxes previously paid on these earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The total amounts of unused tax losses for which no deferred tax assets are recognized were CNY5,689 and CNY15,748 (US$2,502) as of December 31, 2010 and 2011, respectively. The unused tax losses are available for offsetting against future taxable profit of the companies in which the losses arose. Deferred tax assets have not been recognized as it is not considered probable that taxable profits will be available against which the tax losses can be utilized.

The gross movements on the deferred tax account are as follows:

	December 31,
	2010	2011	2011
	CNY	CNY	US$
At beginning of the year	2,073	(284,383)	(45,176)
Credited to income statements	(4,682)	(2,835)	(451)
Acquisition of Wealth Year (Note 3)	(281,774)	—	—
At end of the year	(284,383)	(287,218)	(45,627)

22.

EARNINGS (LOSSES) PER SHARE

Basic and diluted earnings per share for the years ended December 2010 and 2011 were calculated as follows:

	Years ended December 31,
	2010	2011	2011
	CNY	CNY	US$
Profit (loss) for the year attributable to owners of the Company:	572,251	(65,975)	(10,481)

Weighted average number of common shares:
Basic	22,443,416	23,613,238	3,751,170
Effect of diluted securities:
Warrants	308,448	—	—
Share-based compensation	—	—	—
Diluted	22,751,864	23,613,238	3,751,170

Earnings (losses) per share attributable to ordinary equity holders of the Company:
Basic:	25.50	(2.79)	(0.44)
Diluted:	25.15	(2.79)	(0.44)

As at December 31, 2010, stock options for the purchase of 1,000,000 shares with an exercise price of US$22.64 were not included in 2010, as their effect would have been anti-dilutive.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

23.

RELATED PARTY BALANCES AND TRANSACTIONS

The consolidated financial statements include the financial statements of the Company and the subsidiaries listed in the following table:

	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company		Principal activities
Name			Direct	Indirect
Bijie Feishang Energy Co. Ltd.	Mainland China	10,000	—	100	Dormant
China Coal Mining Investment Limited	Hong Kong	—	100	—	Investment holding
FMH Corporate Services Inc.	United States	—	100	—	Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	—	—	100	Investment holding
Feishang Mining Holdings Limited	British Virgin Islands	—	100	—	Investment holding
Feishang Yongfu Mining Limited	Hong Kong	—	—	100	Investment holding
Guizhou Nayong Dayuan Coal Mining Co. Ltd.	Mainland China	46,000	—	99	Coal development and mining
Guizhou Dayun Mining Co. Ltd.	Mainland China	150,000	—	100	Coal development and mining
Guizhou Fuyuantong Energy Co. Ltd.	Mainland China	10,000	—	100	Investment holding
Guizhou Puxin Energy Co. Ltd.	Mainland China	150,000	—	100	Investment holding and coal trading
Guizhou Yongfu Mining Co. Limited	Mainland China	100,000	—	70	Coal development and mining
Hong Kong Smartact Limited	Hong Kong	—	—	100	Investment holding
Hainan Yangpu Dashi Industrial Co. Limited	Mainland China	1,000	—	100	Investment holding
Jinsha Baiping Mining Co. Ltd.	Mainland China	58,000	—	70	Coal development and mining
Liuzhi Linjiaao Coal Mining Co. Ltd.	Mainland China	30,600	—	99	Coal development and mining
Liuzhi Xinsong Coal Mining Co. Ltd.	Mainland China	60,000	—	99	Coal development and mining
Nayong Gouchang Coal Mining Co. Ltd.	Mainland China	40,000	—	99	Coal development and mining
Newhold Investments Limited	British Virgin Islands	—	100	—	Investment holding
Pineboom Investment Limited	British Virgin Islands	—	100	—	Investment holding
Shenzhen Feishang Management and Consulting Co. Limited	Mainland China	10,000	—	100	Provision of management and consulting services to other companies in the Group
Silver Moon Technologies Limited	British Virgin Islands	1	80	—	Dormant
Sunwide Capital Ltd.	British Virgin Islands	—	100	—	Dormant
Wealthy Year Limited	British Virgin Islands	—	100	—	Investment holding
Wuhu Feishang Mining Development Co. Limited	Mainland China	12,000	—	100	Mining of zinc, iron and other non- ferrous metals
Yangpu Lianzhong Mining Co. Limited	Mainland China	115,008	—	100	Investment holding
Yangpu Shuanghu Industrial Development Co. Limited	Mainland China	1,000	—	100	Investment holding
Yunnan Feishang Mining Co. Limited	Mainland China	50,000	—	100	Exploration and mining of lead and zinc

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

23.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Other than the acquisitions as described in Note 3, and guarantees by related parties as described in Note 11, the Group has the following transactions and balances with related parties:

(a)

Commercial transactions with related party

Commercial transactions with related company are summarized as follows:

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
CHNR’s share of office rental to Anka Consultants Limited (“Anka”) (1)	982	1,234	196

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

(b)

Receivables and payables with related parties

The Company has receivables and payables with related parties, which are all unsecured, non-interest bearing and due on demand. Receivables and payables with related companies are summarized as follows:

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$
Receivables from related companies:
Wuhu Hengchang Copper Smelting Co., Ltd. (“Wuhu Hengchang”) (1)	68,740	—	—	—
Guangdong Longchuan (2)	37,432	—	—	—
Wuhu Feishang Non-metal Material Co. Ltd. (“WFNM”) (3)	—	—	774	123
	106,172	—	774	123

Payables to related companies:
WFNM (4)	1,421	304	—	—
Feishang Enterprise Group Limited (“Feishang Enterprise”) (5)	—	44,478	184,477	29,306
Feishang Group (6)	54,039	—	—	—
	55,460	44,782	184,477	29,306

Long-term payable to the Shareholder:
Feishang Group (7)	—	404,093	262,657	41,725
	—	404,093	262,657	41,725

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

23.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Wuhu Hengchang, WFNM, Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie who is also an officer, director, and indirectly, the principal beneficial shareholder of the Company.

(1)

Trade receivable due from Wuhu Hengchang, owed to Yangpu Lianzhong, from the sale of copper products in 2009 and brought forward as of January 1, 2010.

(2)

Advances to Guangdong Longchuan, owed to Yunnan Mining for its acquisition of exploration rights. This receivable is net of an allowance of CNY2,364 as of January 1, 2010.

(3)

Receivable from WFNM owed to Wuhu Feishang, for expenses paid by Wuhu Feishang on behalf of WFNM.

(4)

Payable to WFNM from Wuhu Feishang, for expenses paid on behalf of the Company.

(5)

Payable to Feishang Enterprise from Feishang Management and Guizhou Puxin for the net amount of loan from Feishang Enterprise and the net amount of expenses paid by Feishang Enterprise on behalf of Guizhou Puxin and certain other subsidiaries.

(6)

Payable to Feishang Group for the acquisition of Newhold and Pineboom. The balance is unsecured, interest free and repayable within one year.

(7)

Payable to Feishang Group for the acquisition of Wealthy Year. The balance is unsecured, interest free and not repayable within one year.

(c)

Compensation of key management personnel of the Group

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$
Wages, salaries and allowances	385	433	69
Housing subsidies	—	—	—
Contribution to pension plans	—	—	—
Equity-settled share option expenses	26,016	—	—
Welfare and other expenses	—	—	—
	26,401	433	69

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

24.

EQUITY

(a)

Issued capital

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$
Authorized:
10,000,000 (December 31, 2010: 10,000,000; January 1, 2010: 10,000,000) preferred share, no par	—	—	—	—
200,000,000 (December 31, 2010: 200,000,000; January 1, 2010: 200,000,000) ordinary shares, no par	—	—	—	—

Issued and fully paid:
24,910,916 (December 31, 2010: 22,723,416; January 1, 2010: 21,123,416) ordinary shares, no par	312,081	312,081	312,081	49,577

(b)

Other capital reserves

	Number of shares in issue	Other capital reserves

At January 1, 2010	21,123,416	301,166
Equity-settled share-based compensation (note (d))	—	26,016
Exercise of stock options (note (d))	600,000	34,976
Exercise of warrants (note (c))	1,000,000	34,276
At December 31, 2010	22,723,416	396,434
Exercise of warrants (note (c))	2,187,500	140,438
At December 31, 2011	24,910,916	536,872
At December 31, 2011 (US$)		85,287

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

24.

EQUITY (CONTINUED)

(c)

Warrants

Common stock warrant transactions during 2010 and 2011 are summarized below:

	Warrants outstanding	Weighted average exercise price
		US $

Outstanding at January 1, 2010	3,187,500	8.43
Granted	—	—
Exercised	(1,000,000)	5.00
Expired	—	—

Outstanding at December 31, 2010	2,187,500	10.00
Granted	—	—
Exercised	(2,187,500)	10.00
Expired	—	—

Outstanding at December 31, 2011	—	—

As of January 1, 2010, the Company had outstanding warrants that entitled the holder to purchase up to 3,187,500 shares of common stock (1,000,000 at an exercise price of US$5.00 per share for a term of one year; and 2,187,500 at an exercise price of US$10.00 per share for two years). In January 2010, warrants to purchase 1,000,000 common shares were exercised by Feishang Group, and the Company received gross proceeds of CNY34,276. In June and August 2011, warrants to purchase 2,187,500 common shares were exercised by the warrant holders, and the Company received gross proceeds of CNY140,438 (US$21,875)(the average exchange rate in June and August 2011: US$1.00 = CNY6.4200).

(d)

Stock options

The Company’s 2003 Equity Compensation Plan (the “2003 Plan”) allows the Board to grant various incentive equity awards not limited to stock options. The Company has reserved a number of shares of common stock equal to 20% of the issued and outstanding common stock of the Company (4,982,183 shares), from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options.

The amount of share-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

24.

EQUITY (CONTINUED)

(d)

Stock options (continued)

A summary of stock option activity for the years ended December 31, 2010 and 2011 is presented below:

	Stock option outstanding	Weighted average exercise price
		US $

Outstanding at January 1, 2010	1,600,000	17.34
Granted	—	—
Exercised	(600,000)	8.51
Expired	—	—

Outstanding at December 31, 2010	1,000,000	22.64
Granted	—	—
Exercised	—	—
Expired	(1,000,000)	8.51

Outstanding at December 31, 2011	—	—

Exercisable at December 31, 2011	—	—

The total intrinsic value of options exercised during the years ended December 31, 2010 and 2011, was US$1,486 and nil, respectively.

Before 2010, stock options to purchase 1,700,000 shares out of the 2,300,000 shares of stock options granted in August 2007 to officers, directors and key employees of the Company were exercised.

In May 2010, options to purchase 600,000 shares granted and vested in 2007 were exercised and the Company received gross proceeds of CNY34,976 (US$5,556).

In January 2011, the outstanding 1,000,000 shares of stock options were expired and not exercised by Mr. Li Feilie. The 1,000,000 stock options were granted to Mr. Li Feilie, the Company’s Chairman and CEO at an exercise price of US$22.64 per share (the fair market value of the Company’s common stock as of the grant date) in January 2008. The options were exercisable commencing on the day following the grant date and terminating three years following the grant date. The required service period is three years commencing from the grant date. The estimated fair value of these options at the date of grant using the Black Scholes option pricing model was CNY78,049, which are being amortized over the requisite service period of three years, with the following assumptions: risk-free interest rate of 3.0%; no dividend yield; historical volatility of 124.5%; and the expected term of the options of one year. As at December 31, 2010, the compensation expense relation to the options has been fully recognized.

(e)

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

25.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Financial instruments of the Group primarily include cash, trade and bill receivables, prepayments, certain other current assets, trade payables, certain other liabilities, amounts due from and due to related parties, interest bearing loans and mining rights payable.

The Group is exposed to credit risk, commodity risk, foreign currency risk, interest rate risk, business and economy risk and liquidity risk. The Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarised below.

(a)

Credit risk

The carrying amounts of the Group’s cash and cash equivalents, time deposits, restricted bank deposits, trade and bill receivables, and other current assets, except for prepayments, represent the Group’s maximum exposure to credit risk in relation to its financial assets.

For trade receivables, each customer has a maximum credit limit.  The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimise credit risk.  Overdue balances are reviewed regularly by senior management.  In view of the aforementioned and the fact that the Group’s trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk.  The Group does not hold any collateral or other credit enhancements over its trade receivable balances. Trade receivables are non-interest-bearing.

Cash and cash deposits

The Company maintains its cash and cash deposits primarily with various PRC State-owned banks and Hong Kong-based financial institutions, which management believes are of high credit quality. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

Trade receivables

The Company sells zinc, iron products and anthracitic coal to companies in the PRC. Trade receivables are typically unsecured and are mainly derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances.  The Company provides impairment for trade receivables primarily based on the age of the balances and factors surrounding the customer’s credit-worthiness. At January 1, 2010, December 31, 2010 and 2011, the largest five customers accounted for 100%, 85% and 80% of trade receivables, respectively. The provision of impairment for trade receivables was CNY295, CNY259 and CNY424 (US$67) at January 1, 2010,  December 31, 2010 and 2011.

During the year ended December 31, 2010, four customers accounted for 30%, 14%, 13% and 12% of consolidated net sales, respectively. During the year ended December 31, 2011, four customers accounted for 21%, 13%, 12% and 11% of consolidated net sales, respectively.

The Company’s entire production of zinc for the years ended December 31, 2010 and 2011 was sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”). Wuhu Feishang is a party to a one-year non-binding sales contract with Huludao, subject to renewal each year. While the sales contract has been renewed on an annual basis in the past, in the event Wuhu Feishang and Huludao are unable to agree upon renewal terms, or if Wuhu Feishang’s sales contract with Huludao is not renewed for any other reasons, Wuhu Feishang will have to identify one or more alternative outlets for its mineral production.

The concentration of coal customers will subside once the production volume warrants a greater marketing effort.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

25.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)

Credit risk (continued)

Bills receivable

Bills receivable represent letters of credit obtained by customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2011, the bills receivable balance was guaranteed by financial institutions. The bills receivable have normal terms of maturity of six months.

(b)

Commodity risk

The Company is exposed to fluctuation in the prices of zinc, iron and anthracite which we produce. As at December 31, 2011, the Company’s inventories amounted to CNY11,787 (US$1,872), consisting of zinc, iron and coal. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cash flows. We have not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Company’s sales revenue and gross profit:

	2011 Actual	Coal Price		Zinc Price		Iron Price
		+ 10%	- 10%	+ 10%	- 10%	+ 10%	- 10%
(CNY in millions, except percentage)
Total Sales	148.15	+10.52	-10.52	+1.04	-1.04	+2.63	-2.63
% Change		7.10%	-7.10%	0.70%	-0.70%	1.77%	-1.77%
Gross Profit	52.62	+7.50	-7.50	+1.04	-1.04	+2.63	-2.63
% Change		+14.25%	-14.25%	+1.98%	-1.98%	+4.99%	-4.99%

(c)

Foreign currency risk

The CNY is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of People’s Bank of China, controls the conversion of the CNY into foreign currencies. The value of the CNY is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

25.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates. The interest rate risk is closely monitored by the Group’s senior management.  As at the end of 2011, the interest rates for only 8% of the Group’s interest bearing debts were fixed. The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest bearing loans and mining rights payable affected. With all other variables held constant, the Group’s profit (loss) before tax is affected through the impact on floating rate borrowings as follows:

	Increase (decrease) in basis points	Increase (decrease) in profit before tax
		CNY

Year ended December 31, 2011	100	(2,841)
	(100)	2,841

Year ended December 31, 2010	100	(668)
	(100)	668

(e)

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

(f)

Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents,  and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purpose.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

25.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(f)

Liquidity risk (continued)

The table below summarises the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

December 31, 2011	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade and bill payables	—	70,882	—	—	70,882
Other payables and accrued liabilities	—	52,173	—	—	52,173
Interest bearing loans	—	225,000	475,000	48,742	748,742
Due to related companies	184,477	—	—	262,657	447,134
Interest payable	—	5,979	15,184	3,021	24,184
Taxes payable	—	23,923	—	—	23,923
Mining rights payable	—	22,612	92,670	10,708	125,990
	184,477	400,569	582,854	325,128	1,493,028

December 31, 2011	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade and bill payables	—	11,260	—	—	11,260
Other payables and accrued liabilities	—	8,288	—	—	8,288
Interest bearing loans	—	35,743	75,458	7,743	118,944
Due to related companies	29,306	—	—	41,725	71,031
Interest payable	—	950	2,412	479	3,841
Taxes payable	—	3,800	—	—	3,800
Mining rights payable	—	3,592	14,721	1,702	20,015
	29,306	6,3633	92,591	51,649	237,179

December 31, 2010	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade and bill payables	—	82,897	—	—	82,897
Other payables and accrued liabilities	—	55,303	—	—	55,303
Interest bearing loans	—	100,000	270,000	48,742	418,742
Due to related companies	44,782	—	—	404,093	448,875
Interest payable	—	4,253	8,676	4,529	17,458
Taxes payable	—	22,034	—	—	22,034
Mining rights payable	—	19,192	99,891	33,075	152,158
	44,782	283,679	378,567	490,439	1,197,467

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

25.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(f)

Liquidity risk (continued)

January 1, 2010	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade and bill payables	—	37,851	—	—	37,851
Other payables and accrued liabilities	—	29,286	—	—	29,286
Interest bearing loans	—	—	40,000	60,000	100,000
Due to related companies	55,460	—	—	—	55,460
Interest payable	—	648	5,358	2,385	8,391
Taxes payable	—	11,664	—	—	11,664
Mining rights payable	—	—	33,415	32,123	65,538
	55,460	79,449	78,773	94,508	308,190

(g)

Capital management

The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2011 and December 31, 2010.

The Group monitors capital on the basis of the debt to capital ratio (Gearing ratio), which is calculated as interest-bearing debts divided by total capital (total equity plus interest-bearing debts).

	January 1,	December 31,
	2010	2010	2011
	CNY	CNY	CNY
Interest-bearing debts	165,538	570,900	874,732

Total Equity	379,277	535,909	625,893

Total capital	545,815	1,106,809	1,500,625

Gearing ratio	30%	52%	58%

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

26.

COMMITMENTS

(a)

Operating Lease

At the end of the reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating lease in respect of rented premises which fall due as follows:

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$
Within the first year	586	1,743	1,578	251
After one year but not more than five years	407	3,550	2,108	335
	993	5,293	3,686	586

(b)

Capital commitments

As at December 31, 2011, the Group had the following capital commitments:

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$

Construction and purchase of property, plant and equipment	84,710	57,854	102,940	16,353

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

27.

SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, defined as the person who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the President Office that makes strategic decisions.

The Company operates in two operating segments: exploration and mining – non-ferrous metals, and exploration and mining – coal. These segments are each managed separately because they are conducted with different production processes. The accounting policies of the two segments were the same, and were as described in the summary of significant accounting policies. The Company evaluates performance based on operating earnings of the respective business unit. The Group’s non-financial assets and revenue are substantially all located in and derived from the PRC.

As of and for the year ended December 31, 2011, segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Exploration and mining – coal	Corporate activities	Total
Revenues from external customers	42,940	105,211	—	148,151
Depreciation, depletion and amortization	2,407	12,903	78	15,388
Operating (profit) loss	9,940	(22,985)	(12,833)	(25,878)
Interest income	1,122	564	27	1,713
Finance costs	368	31,841	6	32,215
Income tax expense	4,285	9,750	—	14,035
Profit (loss) for the year	11,448	(64,900)	(12,664)	(66,116)
Capital expenditure	1,347	348,279	8	349,634
Total assets	87,856	2,317,407	12,905	2,418,168
Total liabilities	39,525	1,306,003	446,747	1,792,275

	US$
	Exploration and mining – non- ferrous metals	Exploration and mining – coal	Corporate activities	Total
Revenues from external customers	6,821	16,714	—	23,535
Depreciation, depletion and amortization	382	2,051	12	2,445
Operating (profit) loss	1,579	(3,651)	(2,038)	(4,110)
Interest income	178	90	4	272
Finance cost	59	5,058	1	5,118
Income tax expense	681	1,549	—	2,230
Profit (loss) for the year	1,819	(10,310)	(2,012)	(10,503)
Capital expenditure	214	55,327	1	55,542
Total assets	13,957	368,140	2,050	384,147
Total liabilities	6,279	207,470	70,968	284,717

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

27.

SEGMENT INFORMATION (CONTINUED)

As of and for the year ended December 31, 2010, segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Exploration and mining – coal	Corporate activities	Total
Revenues from external customers	54,686	38,668	—	93,354
Depreciation, depletion and amortization	4,080	7,141	1,673	12,894
Equity-settled share-based compensation	—	—	26,016	26,016
Operating (profit) loss	16,873	(35,343)	(42,836)	(61,306)
Interest income	518	76	518	1,112
Finance costs	—	5,912	95	6,007
Income tax expense	6,083	6,141	—	12,224
Share of losses of associates	(6,310)	—	—	(6,310)
Gain on disposal of associates	30,571	—	—	30,571
Gain from bargain purchase of a subsidiary	—	624,148	—	624,148
Profit (loss) for the year	35,267	575,142	(42,299)	568,110
Capital expenditure	3,210	245,780	14	249,004
Total assets	87,258	1,931,491	10,180	2,028,929
Total liabilities	50,566	987,452	455,002	1,493,020

28.

SUBSEQUENT EVENTS

On January 31, 2012, Guizhou Puxin received a CNY20,000 (US$3,177) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on January 30, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin and its commercial producing coal mining subsidiaries. The loan is guaranteed by WFID. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (6.56% per annum, resulting in an annual interest rate of 8.528% per annum).  The loan interest is to be paid monthly. Guizhou Puxin fully drew down the loan in February 2012.

On February 27, 2012, Guizhou Puxin received a CNY30,000 (US$4,766) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on February 26, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin and its commercial producing coal mining subsidiaries. The loan is guaranteed by WFID. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (6.56% per annum, resulting in an annual interest rate of 8.528% per annum).  The loan interest is to be paid monthly. Guizhou Puxin fully drew down the loan in February 2012.

On January 10 and March 31, 2012 , Guizhou Dayun further drew down CNY100,000 (US$15,886) and  CNY30,000 (US$4,766) of the long-term bank loan granted by China Merchants Bank Corp. Ltd. on December 19, 2011.

On April 20, 2012, Guizhou Puxin received a CNY100,000 (US$15,886) short-term bank loan from China Minsheng Banking Corporation Limited, to be repaid on April 20, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan is guaranteed by WFID. The loan bears interest at a floating rate equal to 50% above 1-year base lending rate stipulated by The Peoples’ Bank of China (currently 6.56% per annum, resulting in a current annual interest rate of 9.84% per annum). The loan interest is to be paid quarterly. Guizhou Puxin fully drew down the loan in April 2012.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

29.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

	January 1,	December 31,
	2010	2010	2011	2011
	CNY	CNY	CNY	US$
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	366	141	61	10
Investments in subsidiaries	467,451	1,053,068	1,053,068	167,289

TOTAL NON-CURRENT ASSETS	467,817	1,053,209	1,053,129	167,299

CURRENT ASSETS
Amounts due from subsidiaries	117,195	122,617	116,394	18,490
Other receivables	141,484	—	—	—
Notes and advances receivable	27,534	—	—	—
Cash	3,595	5,130	9,684	1,538

TOTAL CURRENT ASSETS	289,808	127,747	126,078	20,028

TOTAL ASSETS	757,625	1,180,956	1,179,207	187,327

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	2,031	6,897	4,666	742
Due to the Shareholder	54,039	—	—	—

TOTAL CURRENT LIABILITIES	56,070	6,897	4,666	742
NET CURRENT ASSETS	233,738	120,850	121,412	19,286
TOTAL ASSETS LESS CURRENT LIABILITIES	701,555	1,174,059	1,174,541	186,585

NON-CURRENT LIABILITIES
Due to the Shareholder	—	404,093	262,657	41,725

TOTAL NON-CURRENT LIABILITIES	—	404,093	262,657	41,725

TOTAL LIABILITIES	56,070	410,990	267,323	42,467

EQUITY

Issued capital	290,179	290,179	290,179	46,097
Other capital reserves	487,788	583,055	723,493	114,933
Accumulated losses	(32,289)	(69,269)	(78,189)	(12,421)
Other comprehensive losses	(44,123)	(33,999)	(23,599)	(3,749)

TOTAL EQUITY	701,555	769,966	911,884	144,860

TOTAL LIABILITIES AND EQUITY	757,625	1,180,956	1,179,207	187,327

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts in thousands, except share and per share data)

29.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED INCOME STATEMENTS

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$

ADMINISTRATIVE EXPENSES, including share-based compensation expense of CNY26,016 and nil in 2010 and 2011, respectively	(37,016)	(8,920)	(1,417)
NON-OPERATING INCOME	36	—	—
LOSS BEFORE INCOME TAXE	(36,980)	(8,920)	(1,417)
INCOME TAX EXPENSE	—	—	—
LOSS FOR THE YEAR	(36,980)	(8,920)	(1,417)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2011	2011
	CNY	CNY	US$

Net cash used in operating activities	(5,955)	(10,872)	(1,727)
Net cash used in investing activities	(61,361)	(124,826)	(19,830)
Net cash provided by financing activities	69,251	140,438	22,310
NET INCREASE IN CASH	1,935	4,740	753
CASH AT BEGINNING OF THE YEAR	3,595	5,130	815
Effect on exchange rate changes on cash	(400)	(186)	(30)
CASH AT END OF THE YEAR	5,130	9,684	1,538

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2011, CNY648,296 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2010 and 2011.

In the parent-company-only financial statements, the Company‘s investment in subsidiaries is stated at cost. The parent-company-only financial statements should be read in conjunction with the Company‘s consolidated financial statements.

The Company does not have any significant commitments or long-term obligations as of any of the years presented, except for those disclosed in the consolidated financial statements (Note 26).

During the years ended December 31, 2010 and 2011, no cash dividends were declared and paid by subsidiaries of the Company.

EXHIBIT INDEX

Exhibit No.	Description
8	Subsidiaries of the Registrant
4.25	Loan Agreement dated December 19, 2011 by and between Guizhou Dayun Mining Co., Ltd. and China Merchant Bank Limited.
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1

Consent of Ernst & Young to incorporation of audit report dated April 27, 2012 into registration statement on Form S-8 (SEC File No. 333-146790) and registration statement on Form F-3 (SEC File No. 333-163702) (filed herewith).