Form 20-F
period 2012-12-31
CHINA NATURAL RESOURCES INC
filed 2013-04-29
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2012
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

____________________________________________________________________________________

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 24,910,916 common shares as of December 31, 2012.

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

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "CNY" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the "CNY Exchange Rate") as quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2012, which was US$1.00 = CNY6.2306. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2012. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

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

References to "China Coal" are to China Coal Mining Investment Limited, a company organized in Hong Kong and a wholly-owned subsidiary of CHNR.

References to “Dayuan Coal” are to Guizhou Nayong Dayuan Coal Mining Co. Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

References to “Feishang Dayun” are to Feishang Dayun Coal Mining Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Pineboom.

References to “Feishang Enterprise” are to Feishang Enterprise Group Limited, a related company organized in the PRC and controlled by Mr. Li Feilie, the Chairman and CEO of the Company.

References to “Feishang Management” are to Shenzhen Feishang Management and Consulting Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Yunnan Mining.

References to “Feishang Mining” are to Feishang Mining Holdings Limited, a company organized in the British Virgin Islands and, since February 3, 2006, a wholly-owned subsidiary of CHNR.

References to “Feishang Yongfu” are to Feishang Yongfu Mining Limited, a company organized in Hong Kong and a wholly owned subsidiary of Newhold.

References to “FMH Services” are to FMH Corporate Services Inc., a company organized in Florida and, a wholly-owned subsidiary of CHNR.

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

References to "IFRS" are to International Financial Reporting Standards as issued by the International Accounting Standards Board.

References to “Jinsha Juli” are to Jinsha Juli Energy Co. Limited, a company organized in the PRC which is 99% owned by Guizhou Puxin and 1% owned by Beijie Feishang.

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

References to "Newhold" are to Newhold Investments Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of the Company.

References to "Pineboom" are to Pineboom Investment Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of the Company.

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

ii

References to “shareholders” of CHNR are to the members of China Natural Resources, Inc., a British Virgin Islands corporation. “Members” under British Virgin Islands law are the equivalent of “shareholders” under the laws of the United States.

References to “Shenzhen Chixin” are to Shenzhen Chixin Information and Consulting Co. Limited, a company organized in the PRC and a wholly-owned subsidiary of Guizhou Puxin.

References to “Silver Moon” are to Silver Moon Technologies Limited, a company organized in the British Virgin Islands and an 80%-owned subsidiary of the Company. Silver Moon is currently inactive.

References to “Smartact” are to Hong Kong Smartact Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Wealthy Year.

References to "Sunwide" are to Sunwide Capital Ltd., a company organized in the British Virgin Islands and a wholly-owned subsidiary of the Company. Sunwide is currently inactive.

References to "Wealthy Year" are to Wealthy Year Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of the Company.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

On February 3, 2006 (the “Acquisition Date”), we consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Our acquisition of Feishang Mining was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of our outstanding common shares. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are stated in CNY and are derived from the audited consolidated financial statements of the Company for the years ended December 31, 2010, 2011 and 2012, prepared and presented in accordance with IFRS. Details of the Company’s acquisition of Feishang Mining are described elsewhere in this report.

We adopted IFRS effective as of and for the fiscal year ended December 31, 2011 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2010 were originally prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and were restated in accordance with IFRS for comparative purposes only.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP for financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2010, 2011 and 2012 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this Annual Report.

	Amounts in thousands, except share amounts and per share data
	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
	CNY	CNY	CNY
Income Statements Data
Revenue	93,354	148,151	156,667
Cost of sales	(53,539)	(95,534)	(104,925)
Gross profit	39,815	52,617	51,742

Profit (loss) before income taxes *	580,334	(52,081)	(97,622)

Profit (loss) for the year *	568,110	(66,116)	(81,447)

Profit (loss) attributable to:
Owners of the Company	572,251	(65,975)	(89,703)
Non-controlling interests	(4,141)	(141)	8, 256
	568,110	(66,116)	(81,447)

———————

*

Including gain from bargain purchase of Guizhou Puxin and its five subsidiaries including Baiping Mine, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal of CNY624,148 (US$100,175) in 2010.

	Amounts in thousands, except share amounts and per share data
	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
	CNY	CNY	CNY

Earnings (losses) per share: Basic	25.50	(2.79)	(3.60)

Diluted	25.15	(2.79)	(3.60)

Weighted average number of shares outstanding
Basic	22,443,416	23,613,238	24,910,916
Diluted	22,751,864	23,613,238	24,910,916

Statements of Financial Position Data
Total assets	2,028,929	2,418,168	2,854,260
Current assets	176,475	255,733	347,255
Current liabilities	328,461	585,046	1,097,879
Total equity	535,909	625,893	546,875
Non-controlling interests	85,826	85,685	93,941
Equity attributable to Owners of the Company	450,083	540,208	452,934
Capital stock	312,081	312,081	312,081

The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly owned foreign enterprises and sino-foreign joint venture companies as reflected in its statutory financial statements are to be allocated to either (i) each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, or (ii) statutory reserve, as determined by the resolution of the Board of Directors annually. Since the acquisition of CHNR by China Resources in December 1994, the Company has not received any distributions from any of its subsidiaries and has not made any distributions to its shareholders. Prior to the Acquisition, the Board of Directors of Wuhu Feishang declared and paid dividends of CNY44.01 million (US$7.06 million) and CNY38.46 million (US$6.17 million) on February 28, 2005 and January 27, 2006, respectively. Wuhu Feishang declared dividends of CNY127.10 million (US$20.40 million) on April 27, 2012.

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

The exchange rate on April 24, 2013 was US$1.00 = CNY6.1773.

The following table reflects the high and low exchange rates for each month during the previous six months:

MONTH	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13

High	6.2989	6.2455	6.2515	6.2376	6.2445	6.2251
Low	6.2373	6.2223	6.2243	6.2153	6.2217	6.2102

The following table reflects the average exchange rate for each of the preceding five years, calculated by using the average of the exchange rates on the last day of each month during the period:

YEAR	2008	2009	2010	2011	2012

High	7.3041	6.8519	6.8338	6.6350	6.3885
Low	6.8113	6.8192	6.6070	6.2949	6.2223
Average for period	6.9256	6.8315	6.7666	6.4479	6.2993

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

Our metallic ore and coal mining operations are subject to government regulations on the State, provincial and county levels and if we are unable to comply with regulations for any reason, our operations may be disrupted, we may become subject to fines and other sanctions and our financial condition and results of operations may be adversely affected.

Our metallic ore and coal mining operations are subject to government regulations on the State, provincial and county levels. These regulations relate to, among other things:

•

Environmental concerns;

•

Safety concerns; and

•

Licensing, permitting, taxes and fees.

The State Administration for Environmental Protection is responsible for overall supervision and control of environmental protection in China. It formulates national standards for discharging waste materials and environmental protection and monitors the PRC environmental protection system. Environmental protection bureaus at the county level and above are responsible for environmental protection within their respective areas of jurisdiction. Compliance with State, provincial and county environmental regulations can be costly and disrupt operations; and failure to comply could subject us to fines, penalties and operational suspensions.

Because all of the underlying land on which our mines are situated are owned by the State, our mining rights are subject to licensure, license renewal, coal resource taxes and other fees. The licensing and renewal process is subject to a great deal of discretion, particular on the local level, and there is no assurance that our licenses and permits, once granted, will be renewed upon expiry. In addition, coal resource taxes are generally imposed based upon the amount of ore extracted from our mines, and these taxes can be significant.

State and local laws regulating work safety conditions have also been adopted. Compliance with these regulations can be expensive and until compliance is achieved, our mining operations will be delayed or suspended. In addition, it is common for provincial governments to suspend the operations of local mines to investigate mining accidents and to order remedial action to be taken. Suspensions also occur in furtherance of provincial initiatives to consolidate smaller local coal mines. While we welcome the opportunity to grow our mining operations in connection with these initiatives, the consolidation process necessarily includes production suspensions. Production suspensions, whether due to government investigations or in furtherance of consolidation initiatives, disrupt our mining operations, delay our receipt of revenues from the suspended operations and otherwise adversely affect our financial condition and results of operations.

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

Wuhu Feishang’s entire production of zinc for the years ended December 31, 2010, 2011and 2012 were sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”), the largest zinc smelter in Asia.

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

Zinc production contributed 1.51% and 1.50% of the Company’s total sales and gross profit respectively in 2012.

Risks Factors Specific Relating to our Coal Operations

Temporary suspensions of operations at our coal mines imposed by the provincial government could cause delays in production and adversely affect our financial condition and results of operations.

The construction and/ or operation of our coal mines in Guizhou province are subject to the temporary suspensions orders issued from time to time by provincial and/ or local government. These suspensions may be imposed as a result of the promulgation of coal mine consolidation policies or investigations due to the occurrence of accidents in the surrounding mines. Coal mine suspensions cause delays in mine construction progress and resulting adverse affect on the income/ cash flow of the affected coal mines.

Certain of our coal mines are in development stage.

Certain of our coal mining operations have not yet generated revenues for the Company. The Company has incurred debt in connection with exploration, construction and mine development of our coal mines. In the event of unforeseen delays in the production or sale of coal, cash flows from coal mines may be insufficient to repay bank loans as and when due.

The future financial performance of our coal mines is highly dependent on the price of coal.

Several of the coal mines as to which our subsidiaries have acquired rights are currently undergoing upgraded mine development and/ or construction. During the upgrade and construction process, the affected coal mine sites are expected to produce limited amounts of raw coal that will be available for sale to third parties. However (a) full production and revenue generation will not commence until upgrades, construction and pilot runs are completed and (b) the future financial performance of the mines is and will continue to be significantly affected by the market prices of the raw coal or anthracite that they produce.

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

We currently use roadway transportation to transport our coal to our customers. We have not experienced any roadway transportation disruptions that had a material adverse effect on our operations or financial condition. After our coal mines in Guizhou province commence operation, we will also rely on the national railway system to deliver coal products from those locations to our customers. There can be no assurance that we will be able to secure sufficient railway transport capacity to transport the coal products we produce in Guizhou province. Further, in the event of railway transport shortages, there can be no assurance that road transportation will be able to satisfy the shortfall. In addition, any material increase in transportation costs could have a negative effect on the competitiveness of our coal products, which may in turn have a material adverse effect on our business and results of operations.

We have grown primarily through acquisitions in the past, which may affect your ability to evaluate our business and growth potential.

Our growth to date has occurred primarily as a result of acquisitions, many of which have been consummated with related parties. Due to our significant and rapid growth in recent years, our historical financial results may not be indicative of our future performance. In addition, our future turnover and profitability will depend on a number of factors beyond our control, in particular, the global and domestic coal markets and our ability to acquire and develop new coal mines and coal resources and reserves. There can be no assurance that we will be able to increase or maintain our historical turnover or profit levels.

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

Risks Relating to Our Financial Condition

We have incurred losses from operations for each of the preceding three fiscal years and there is no assurance that we will generate profits in the future.

For the three years ended December 31, 2010, 2011 and 2012, we incurred operating losses of CNY61.31 million (US$9.84 million), CNY25.88 million (US$4.15 million) and CNY52.99 million (US$8.50 million), respectively. Our operating losses are attributable, in part, to depressed prices for ore that we mine and the significant expenses we incur in connection with the exploration and development of our coal mines at a time when we are not yet producing coal or generating significant revenues from coal production. Our profitability is dependent upon many factors, including our ability to fund our operating expenses, mine ore and coal, and sell our production output to third parties. There is no assurance that we will be successful in our efforts to achieve profitability.

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

As of December 31, 2012, the Company has a working capital deficiency of CNY750.62 million (US$120.47 million), and the Company has undrawn loan facilities totaling CNY275.00 million (US$44.14 million). Feishang Group Limited (“Feishang Group” or the “Shareholder”) has confirmed its continuous financial support to the Company. Subsequent to year end, the Company has secured additional loan facilities totaling CNY603.60 million (US$96.88 million). The Company is in the process of negotiating renewals of existing credit facilities with its banks. The Company also has held discussions with its bankers about its future borrowing needs and no matters have been drawn to management’s attention to suggest that renewal may not be forthcoming on acceptable terms. The Company’s internal forecasts and projections, taking account of reasonably possibly changes in trading performance, operating as well as capital expenditures, continued Shareholder support and the availability of bank facilities, demonstrate that the Company should be able to operate within the level of its current capacity.

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

To date, the Company has financed its coal mine construction and upgraded mine development projects through internally generated cash, short-term and long-term bank loans, and non-interest bearing loans from the Shareholder. However, we anticipate that we will incur significant capital expenditures in connection with future acquisitions. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations. However, there is no assurance that we will be able to obtain bank financing and/ or access the capital markets to fund our PRC operations.

Our historical results of operations include significant non-recurring and non-cash transactions that should not be viewed as indicative of future results of operations.

We recognized a significant increase in profit for the year ended December 31, 2010 which included a CNY624.15 million (US$100.17 million) bargain purchase gain relating to the acquisition of Guizhou Puxin as a part of Guizhou provincial governments’ mining resource consolidation programs. The gain arises from non-recurring and non-cash transactions and, accordingly, should not be viewed as indicative of future earnings of the Company. No similar bargain purchase gain was recognized in 2011 and 2012.

Risks Relating to PRC Operations

Any failure to achieve and maintain effective internal control could have material adverse effect on our business, results of operations and the market price of our shares.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, under certain circumstances, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2012 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth, and recent statistics have, indeed, suggested that China’s high annual economic growth will slow down. To inject more market liquidity and shore up the economy, the People’s Bank of China, the PRC’s central bank, cut interest rates in June 2012 and July 2012 and lowered the reserve requirement ratio in February 2012 and May 2012. Such moves may sustain growth, however, they may cause inflation and further austere policy. And increases in interest rates by the central bank will likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the British Virgin Islands and do not have any assets other than our investments in our subsidiaries in China. As a result of our holding company structure, we rely primarily on dividend payments from our subsidiaries. However, PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits as certain reserve funds according to PRC accounting standards and regulations. The PRC government also imposes controls on the conversion of CNY into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt in the future, the debt covenants may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive dividend from the operating companies due to contractual or other limitations on the payment of dividends, we may be unable to pay dividends on our common shares.

Governmental control of currency conversion may affect payment of our obligations and the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive all of our revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

See Item 10.D. for further details of exchange controls in the PRC.

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

Under a policy dating to the second half of 2005, the CNY is permitted to fluctuate within a narrow and managed range against a basket of certain foreign currencies. This change in policy has resulted in an over 32% appreciation of the CNY against the U.S. dollar up to December 31, 2012. While the international reaction to the CNY revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible exchange rate policy, which could result in a further and more significant appreciation of the CNY against the U.S. dollar. While the appreciation of the CNY against the U.S. dollar has not always been steady, it is generally believed that the CNY will continue to appreciate as economic conditions improve.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has recently brought administrative proceedings against five accounting firms in China, alleging that they refused to provide documents requested by the SEC relating to ongoing investigations into certain other China-based companies. We were not and are not subject to any of these SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC “is affiliated” with one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies whose financial statements are audited by these accounting firms. If the SEC prevails in the proceedings, the China-based affiliate of our independent auditors and the other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence be unable to continue to serve as the auditors for, or participate in audits of, China-based companies such as the Company. If none of the China-based auditors are able to continue to be auditors for, or participate in audits of, China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration from the SEC reporting requirements, delisting of our common shares from NASDAQ and possible regulatory sanctions. The market for our common shares may be adversely affected by any such actions.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies whose securities are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because the China-based affiliate of our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, the China-based affiliate of our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspection of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future auditor quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedure. In addition, any deficiencies in the audit and/or quality control procedures of the China-based affiliate of our independent registered public accountants could cause infirmities in the audit process that adversely affect the accuracy of the audit of our financial statements. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

We are foreign private issuer and are not required to file as much information about us as domestic issuers are required to file. In this regard:

•

we are not required to file quarterly reports on Form 10-Q and our annual reports on Form 20-F are subject to disclosure requirement that differ from Form 10-K;

•

we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures;

•

the SEC proxy statement and information statement rules do not apply to us; and

•

our officers, directors and principal shareholders are not required to file reports detailing their beneficial ownership of our shares.

Since there is generally greater information available about domestic issuers than about foreign private issuers such as us, the information we are not required to provide may make it more difficult to make investment decisions about us.

Our status as a “foreign private issuer” allows us to adopt IFRS accounting principles, which are different than accounting principles under U.S. GAAP. In addition, filers of financial statements under IFRS are not currently subject to the SEC’s XBRL requirements which may provide less information to investors than is provided by filers utilizing XBRL.

We have adopted and presented our financial statements in accordance with IFRS accounting principles. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements; and the SEC recently permitted foreign private issuers such as the Company to prepare and file their financial statements in accordance with IFRS rather than U.S GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S GAAP. Accordingly, we suggest that readers of our financial statements familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.

In addition, the SEC requires most reporting companies to provide financial statements in their periodic reports that include “XBRL tagging” – cross references that provide the reader with a greater understanding of the components of line items contained in financial statements. However, the SEC has not yet developed taxonomy to enable filers of IFRS financial statements, such as the Company, to include XBRL tagging in their financial statements. Until such time as the SEC develops taxonomy to allow IFRS filers to include XBRL tagging, IFRS filers will be relieved of the obligation to provide XBRL tagging with their financial statements, and readers will not have the benefit of XBRL tagging when reviewing our financial statements.

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

Reverse Acquisition of Feishang Mining

On February 3, 2006, the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Feishang Mining beneficially owns 100% of the capital stock of Wuhu Feishang, a company established under the laws of the PRC, which is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. We acquired the capital stock of Feishang Mining from Feishang Group, a British Virgin Islands company. Mr. Li Feilie, our Chief Executive Officer and Chairman, is the sole beneficial owner of Feishang Group. In consideration for our receipt of the shares of Feishang Mining, the Company issued 9,980,593 of its common shares to Feishang Group, representing approximately 86.4% of the Company’s then issued and outstanding common shares (after giving effect to the exchange of 320,000 outstanding preferred shares for 320,000 common shares), and issued to Feishang Group warrants (the "Warrants") to purchase an additional 4,500,000 common shares. Ching Lung Po, director, Chief Executive Officer and Chairman of the Company resigned at the closing of the Acquisition, and Li Feilie, Chairman of Feishang Mining, was appointed as director, Chief Executive Officer and Chairman of the Company. The Company’s other directors and executive officers were not changed as a result of the Acquisition.

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

Non-ferrous Metal Exploration and Mining Activities

Wuhu Feishang

Wuhu Feishang was established as a Sino-foreign joint stock limited liability company between Wuhu City Feishang Industrial Development Company Limited (“WFID”) (50%) and Feishang International Holdings Limited (“FIH”) on June 21, 2002 with tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of Wuhu Feishang is CNY12 million (US$1.93 million), of which CNY6 million (US$0.96 million) was contributed by each of WFID and FIH. In May 2003, Wuhu Feishang acquired the entire business of Anhui Fanchang Zinc and Iron Mine, a state-owned enterprise (“Anhui Fanchang”). In April 2005, WFID and FIH transferred their interests in Wuhu Feishang to Feishang Mining, at cost, and since the date of such transfer, Feishang Mining has been the owner of 100% of the capital stock of Wuhu Feishang.

Other Non-ferrous Metal Exploration Activities and Internal Restructuring

On June 12, 2007, Yunnan Mining was formed as a wholly-owned subsidiary of Wuhu Feishang. The registered capital of Yunnan Mining is CNY50 million (US$8.02 million). On September 10, 2007, Yunnan Mining entered into an agreement to form Hainan Nonferrous Metal as a stock company under the laws of the PRC. Yunnan Mining and its nominee collectively owned a 48% joint venture interest of Hainan Nonferrous Metal, which was formed to engage in the exploration, development, mining and sale of nonferrous metals in Hainan Province and other regions in the PRC.

On January 17, 2008, Yunnan Mining consummated the acquisition of a 45% equity interest in Guangdong Longchuan for a purchase price of CNY0.9 million (US$0.14 million) and a 45% interest in the exploration right for a purchase price of CNY38.00 million (US$6.10 million) at a mine designated as “Silver and Multi-Metallic Ore” (“Jinshizhang Mine”), located at Jinshizhang District, Longchuan County, Guangdong Province. The interests were acquired from Beijing SinoTech Institute of Mineral Exploration Co. Ltd. (“BSTIME”) (15%) and Lueyang Longda Stone Casting Co. Ltd. (“LLSC”) (30%), unrelated parties, for a total purchase price of CNY38.90 million (US$6.24 million).

Pursuant to an agreement dated February 29, 2008, between Yunnan Mining and China Coal, a wholly owned subsidiary of the Company established in January 2008, China Coal agreed to invest US$47.61 million (CNY296.64 million) in Yangpu Lianzhong (accounted for as 97.2% of the enlarged capital of Yangpu Lianzhong), of which US$15 million (CNY93.46 million) was paid on May 8, 2008. Pursuant to a trust arrangement on March 2, 2008, Yunnan Mining’s 2.8% equity interest in Yangpu Lianzhong was transferred to China Coal such that Yangpu Lianzhong became a wholly owned subsidiary of China Coal. China Coal is currently dormant other than its investment in Yangpu Lianzhong.

On November 21, 2008, in an internal group restructuring, Yunnan Mining transferred its interest in Guangdong Longchuan to Yangpu Lianzhong at a cost of CNY0.9 million (US$0.14 million), and since the date of transfer, Yangpu Lianzhong has owned a 45% equity interest in Guangdong Longchuan.

On December 3, 2008, in an internal group restructuring, Yunnan Mining transferred its interest in Hainan Nonferrous Metal to Yangpu Lianzhong, for a consideration of CNY32.64 million (US$5.24 million). Since the date of such transfer, Yangpu Lianzhong, together with its nominee, collectively has owned a 48% equity interest in Hainan Nonferrous Metal.

In October 2009, Yunnan Mining acquired exploration rights to the Baiguochong Mine. The Baiguochong Lead-Zinc Mine is located in E Shan Town, Fanchang County, Anhui Province in the PRC, approximately six kilometers south of Fanchang County.

On January 26, 2010, Yangpu Lianzhong disposed of its 45% equity interest in Guangdong Longchuan to an unaffiliated third party for consideration (including assigned debt) of approximately CNY44.55 million (US$7.15 million).

On December 17, 2010, Yangpu Lianzhong disposed of its 48% equity interest in Hainan Nonferrous Metal to an unaffiliated third party for consideration of approximately CNY30 million (US$4.81 million).

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

On January 12, 2009, the Company acquired all the issued and outstanding capital stock of Newhold, and its wholly-owned subsidiaries described below (collectively, the “Yongfu Coal Group”) from Feishang Group and assumed the outstanding indebtedness owed by Newhold to the Shareholder on the closing date. The purchase price was CNY287.73 million (US$46.18 million) and was determined by reference to the estimated amount of coal resources of not less than 120 million tonnes reflected in a technical review report dated December 2008.

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

Yangpu Shuanghu was established as a limited liability company in May 2004 under the laws of the PRC with an initial registered capital of CNY1 million (US$0.16 million) by Wu Tianping and Zhu Zheng, unrelated parties. In March 2008, Wu Tianping and Zhu Zheng transferred their respective equity interests in Yangpu Shuanghu to Zhang Huachun and Yang Haibi, related parties, for total consideration of CNY1 million (US$0.16 million). In July 2008, Zhang Huachun and Yang Haibi transferred their respective equity interests in Yangpu Shuanghu to Feishang Yongfu, at a total consideration of CNY1 million (US$0.16 million), and since the date of such transfer, Feishang Yongfu has been the owner of 100% of the paid-up capital of Yangpu Shuanghu.

Guizhou Yongfu was established as a limited liability company in December 2005 under the laws of the PRC with an initial registered capital of CNY1 million (US$0.16 million) by Li Qing (80% interest) and Li Lihui (20% interest), unrelated parties. In June 2006, the registered capital of Guizhou Yongfu was increased to CNY16.88 million (US$2.71 million), with the increase being paid by the equity owners pro-rata to their ownership interests. In July 2008, Li Lihui transferred all his equity interest and Li Qing transferred part of his equity interest in Guizhou Yongfu to Yangpu Shuanghu, at cost. In July 2008, the registered capital of Guizhou Yongfu was increased by CNY83.12 million (US$13.34 million) to CNY100 million (US$16.05 million), of which CNY58.18 million (US$9.34 million) of the increase was paid up by Yangpu Shuanghu (upon which its interest became 70%) and CNY24.94 million (US$4.00 million) was paid by Li Qing (upon which its interest became 30%) on November 13, 2008. On September 21, 2010, in an internal group restructuring, Yangpu Shuanghu transferred its 70% interest in Guizhou Yongfu to Guizhou Puxin, for consideration of CNY70 million (US$11.23 million).

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

On July 10, 2009, the Company acquired all the issued and outstanding capital stock of Pineboom and its wholly-owned subsidiaries described below (collectively, the “Dayun Coal Group”) from the Shareholder and assumed the outstanding indebtedness owed to the Shareholder by Dayun Coal Group. The final purchase price was approximately CNY154.38 million (US$24.78 million) and was determined by reference to the estimated amount of coal resources of not less than 100 million tonnes reflected in the July 2008 technical review report.

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

Guizhou Dayun was established as a limited liability company in April 2004 under the laws of the PRC with an initial registered capital of CNY1 million (US$0.16 million) by Yu Xiang (50.0% interest), Wang Fang (40.0% interest) and Wang Yongzhi (10.0% interest), unrelated parties. In May 2004, the registered capital of Guizhou Dayun was increased to CNY4 million (US$0.64 million) through an additional capital injection of CNY1 million (US$0.16 million) by Liu Min and CNY2 million (US$0.32 million) by Yu Xiang. As a result of the additional capital, Guizhou Dayun became owned 62.5% by Yu Xiang, 25.0% by Liu Min, 10.0% by Wang Fang and 2.5% by Wang Yongzhi. In June 2008, Yu Xiang, Liu Min, Wang Fang and Wang Yongzhi transferred all their respective equity interests in Guizhou Dayun, at a total cost of CNY4 million (US$0.64 million), to Yangpu Dashi. Since the date of such transfer, Yangpu Dashi has been the owner of 100% of the paid-up capital of Guizhou Dayun. In July 2011, the registered capital of Guizhou Dayun was increased by CNY146 million (US$23.43 million) to CNY150 million (US$24.07 million).

Wealthy Year and Subsidiaries

Wealthy Year was incorporated under the laws of the British Virgin Islands in January 2010. Wealthy Year currently operates, through its wholly owned subsidiaries Smartact, Guizhou Fuyuantong and Guizhou Puxin, and its six majority-owned subsidiaries, i.e., Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal, Guizhou Yongfu, and its five direct and indirect wholly owned subsidiaries, i.e., Bijie Feishang, Yangpu Dashi (and its direct subsidiary Guizhou Dayun), Jinsha Juli, Shenzhen Chixin, all companies established under the laws of the PRC in Guizhou Province. Wealthy Year treats the business of its nine subsidiaries (the “Wealthy Year Subsidiaries”) except Bijie Feishang (which is currently dormant) and Yangpu Dashi – enterprises principally engaged in the acquisition, coal mine development and coal mine operation in the PRC – as its principal business activities.

On April 30, 2010, the Company acquired all the issued and outstanding capital stock of Wealthy Year and the Wealthy Year Subsidiaries (collectively, the "Wealthy Year Coal Group") except Guizhou Yongfu, Beijing Feishang, Yangpu Dashi (and its subsidiary, Guizhou Dayun), Jinsha Juli, and Shenzhen Chixin from the Shareholder and assumed the outstanding indebtedness then owed by Wealthy Year Coal Group (which was at that time comprised Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal) to the Shareholder (the “Indebtedness”) on the closing date. The total purchase price for the common shares and Indebtedness was US$87 million (CNY542.06 million). At the time of incorporation, Wealthy Year was wholly owned by Feishang Group.

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

Guizhou Fuyuantong was established as a limited liability company in March 2010 under the laws of the PRC with a registered capital of CNY10 million (US$1.60 million) by Ren Xiaogang, a related party. In April 2010, Ren Xiaogang transferred his equity interest in Guizhou Fuyuantong to Smartact, for total consideration of CNY10 million (US$1.60 million), and since the date of such transfer, Smartact has been the owner of 100% of the paid-up capital of Guizhou Fuyuantong.

Guizhou Puxin was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of CNY150 million (US$24.07 million) by Yangpu Jindin Industrial Co. Ltd. (99%) and Zhang Xiaofeng (1%), unrelated parties. In March 2010, Yangpu Jindin Industrial Co. Ltd. and Zhang Xiaofeng transferred their respective equity interests in Guizhou Puxin to Guizhou Fuyuantong, for total consideration of CNY150 million (US$24.07 million), and since the date of such transfer, Guizhou Fuyuantong has been the owner of 100% of the paid-up capital of Guizhou Puxin.

Baiping Mining was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of CNY58 million (US$9.31 million) by Li Liangbo (68.88% interest), Zhang Li (22.08% interest) and Tan Guihua (9.04% interest), unrelated parties. In March 2009, Zhang Li and Tan Guihua transferred all their respective equity interests to Li Liangbo, at cost. In April 2009, Li Liangbo transferred 70% of his equity interest in Baiping Mining to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 70% of the paid-up capital of Baiping Mining.

Dayuan Coal was established as a limited liability company in January 2009 under the laws of the PRC with a registered capital of CNY46 million (US$7.38 million) by Li Shenggen, an unrelated party. In March 2009, Li Shenggen transferred 99% of his equity interest in Dayuan Coal to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Dayuan Coal.

Gouchang Coal was established as a limited liability company in September 2009 under the laws of the PRC with a registered capital of CNY40 million (US$6.42 million) by Huang Bin, an unrelated party. In December 2009, Huang Bin transferred 99% of his equity interest in Gouchang Coal to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Gouchang Coal.

Linjiaao Coal was established as a limited liability company in November 2008 under the laws of the PRC with a registered capital of CNY30.60 million (US$4.91 million) by Lin Peilin (70% interest), Chen Daowang (20% interest) and Zheng Shengjian (10% interest), all unrelated parties. In March 2009, Zheng Shengjian transferred 9% of his 10% equity interest, and Lin Peilin and Chen Daowang transferred all their respective equity interests in Linjiaao Coal, to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Linjiaao Coal.

Xinsong Coal was established as a limited liability company in November 2008 under the laws of the PRC with a registered capital of CNY60 million (US$9.63 million) by Cai Songqing (10% interest), Hu Chunlan (50% interest) and Jiang Honghai (40% interest), unrelated parties. In March 2009, Cai Songqing transferred 9% of his 10% equity interest, and Hu Chunlan and Jiang Honghai transferred all their respective equity interests in Xinsong Coal to Guizhou Puxin, at cost, and since the date of such transfer, Guizhou Puxin has been the owner of 99% of the paid-up capital of Xinsong Coal.

On September 12, 2010, in an internal group restructuring, Yangpu Shuanghu transferred its 70% interest in Guizhou Yongfu to Guizhou Puxin, for consideration of CNY70 million (US$11.23 million), and since the date of such transfer, Guizhou Puxin has been the owner of 70% of the paid-up capital of Guizhou Yongfu.

On October 19, 2010, Guizhou Puxin formed Bijie Feishang as a limited liability company under the laws of the PRC with a registered capital of CNY10 million (US$1.60 million). Bijie Feishang is currently dormant.

On July 12, 2011, in an internal group restructuring, Feishang Dayun transferred its 100% interest in Yangpu Dashi to Guizhou Puxin, for consideration of CNY1.02 million (US$0.16 million).

On July 18, 2012, Guizhou Puxin formed Shenzhen Chixin as a limited liability company under the laws of the PRC with a registered capital of CNY1 million (US$0.16 million). Shenzhen Chixin is engaged in the provision of management and consulting services to the other companies in the group.

On November 16, 2012, Guizhou Puxin and Bijie Feishang formed Jinsha Juli as a limited liability company under the laws of the PRC with a registered capital of CNY10 million (US$1.60 million). Jinsha Juli is currently dormant.

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

The following table summarizes the activities of our major operating subsidiaries:

Business Segment	Name of Subsidiaries	Effective Interest controlled by the Company	Principal Activities
Mining of Zinc, Iron and Other Non-Ferrous Metals	Wuhu Feishang	100%	(i) Exploitation and Ore Processing of Zinc and Iron in its Yangchong Mine in Anhui Province, the PRC (ii) Exploration of its Sichong Mine in Anhui Province, the PRC
	Yunnan Mining	100%	(i) Exploration of its Baiguochong Mine in Anhui Province, the PRC (ii) Exploration of its Luojiachong Mine in Anhui Province, the PRC
Coal Development and Mining	Guizhou Yongfu	70%	Application for pilot run for its Yongsheng Mine in Guizhou Province, the PRC
	Guizhou Dayun	100%	Anthracite mine construction of its Dayun Mine in Guizhou Province, the PRC
	Baiping Mining	70%	Anthracite mining in its Baiping Mine in Guizhou Province, the PRC
	Dayuan Coal	99%	Application for pilot run for its Dayuan Mine in Guizhou Province, the PRC
	Gouchang Coal	99%	Anthracite mining in its Gouchang Mine in Guizhou Province, the PRC
	Linjiaao Coal	99%	Anthracite mining in its Zhulinzhai Mine in Guizhou Province, the PRC
	Xinsong Coal	99%	Anthracite mining in its Liujiaba Mine in Guizhou Province, the PRC

BUSINESS SEGMENT I - Mining of Zinc, Iron and Other Non-Ferrous Metals

Our metal mining operations are conducted by Wuhu Feishang, a PRC company that is wholly-owned by Feishang Mining. Wuhu Feishang is principally engaged in the mining of zinc, iron, and other minerals and nonferrous metals for distribution in the PRC.

We also conduct our non-ferrous metal exploration activities through Yunnan Mining, and, through January 26, 2010 and December 17, 2010, we conducted the non-ferrous metal exploration activities of our two unconsolidated investees - Guangdong Longchuan and Hainan Nonferrous Metal, respectively, through Yangpu Lianzhong.

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

Initial data compiled by the International Lead and Zinc Study Group (“ILZSG”) for the year 2012 showed that global output of refined zinc metal was 12.66 million tonnes, representing a drop of 0.36 million tonnes from 2011 usage. The global refined zinc metal production dropped by 3.5% in 2012 as compared to 2011.

Zinc cash settlement price and three-month forward price on the London Mercantile Exchange (“LME”) averaged US$1,948 (CNY12,137) per tonne and US$1,965 (CNY12,243) per tonne, respectively, during 2012, 11.1% and 11.2% lower than during 2011. The three-month forward price of zinc peaked at US$2,195 (CNY13,676) per tonne and bottomed at US$1,750 (CNY10,904) per tonne in the year of 2011.

The following table shows the production, consumption and prices of zinc in China over the past five years:

	2008	2009	2010	2011	2012

Metal production (in thousand tonnes)	3,942	4,186	5,210	5,344	4,850
Consumption (in thousand tonnes)	3,820	4,310	4,950	5,200	5,350
Average price (CNY/ tonne)	15,465	13,721	17,967	16,922	15,249

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

World production of iron ore in 2012 is estimated to be 2.28 billion tonnes, and is estimated to reach 2.7 billion tonnes in 2015. World iron ore production is dominated by three companies: Companhia Vale do Rio Doce (Brazil), Rio Tinto Plc (Australia) and BHP Billiton Limited (Australia). These three companies together produced 677.80 million tonnes of iron in 2011, and they are estimated to produce 975 million tonnes in 2015, which would account for 36% of the global iron ore production. The market share of these three companies is expected to drop, and with it, their monopoly positions, according to China Industry Research Network (www.chinairn.com).

China produced 1,310 million tonnes of iron-ore in 2012, increased by 14.5% compared with 2011, according to National Bureau of Statistics of China. China imported 744 million tonnes of iron ore in 2012, increased by 8.4% from 686 million tonnes in 2011. The average CIF price of the imported iron ore was US$128.6 (CNY801) per tonne, down 21.6% from 2011. Australia, Brazil, and South Africa are the major exporters of iron ore to China, according to General Administration of Customs of the PRC.

The price of iron ore has been increasing sharply in recent years, and new mining capacity is expected to continue to be placed into operation. According to China Iron and Steel Association, more than 300 iron-ore mines in over 40 countries are under construction or being planned and 380 million tonnes of additional capacity will be brought into operation by the end of 2013. With the slowdown of global economic growth, particularly the decrease in the economic growth rate of China, it is generally believed that the price for iron ore may remain depressed for the near term.

Chinese domestic production of iron ore increased by 14.5% in 2012, however the tightening measures on real estate market which commenced in 2010 has caused growth in the demand for iron ore to contract. The domestic supply and the overseas import of iron ore exceeded domestic demand in China in 2012. At the end of 2012, the inventory in major Chinese seaports was 73.14 million tonnes, decreased by 24.01 million tonnes from 2011.

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

Wuhu Feishang

Overview of Wuhu Feishang

Wuhu Feishang's principal activity is the mining of zinc, iron and other minerals for distribution in the PRC. Wuhu Feishang currently operates a mine located in Fanchang County, Wuhu City, Anhui Province, the PRC, for which it has acquired mining rights: the Yangchong Mine contains iron and zinc minerals. The mine produced approximately 23,200 tonnes of iron and 1,160 tonnes of zinc in 2011, and approximately 13,400 tonnes of iron and 100 tonnes of zinc in 2012. Wuhu Feishang’s acquisition of the entire business of Anhui Fanchang in May 2003, included without limitation, the mining rights to Yangchong Mine, and Zaoyuan Mine which ceased operation in October 2009 due to depletion of all of the mineral ore, as well as the properties and the processing facilities of the mines. Wuhu City is located in the northwestern Yangtze River Delta and is in the approximate center of East China, approximately 384 kilometers from Shanghai. In August 2007, Wuhu Feishang acquired exploration rights to a third mine – the Sichong Mine – where preliminary exploration is presently being conducted.

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

The metallurgical process of our zinc and iron concentrates products are identified below:

MINING CONSISTS OF:

Drilling → Blasting → Ore Drawing → Fragmentation Hauling → Hoisting Transportation

ORE PROCESSING CONSISTS OF:

Crushing → Grinding → Classifying → Flotation

IN THE CASE OF ZINC CONCENTRATES PRODUCT, THE FOLLOWING ADDITIONAL PROCESSES OCCUR FOLLOWING FLOTATION:

Pooling → Mineral Concentrate Dehydration → Finished Zinc Concentrates Product

IN THE CASE OF IRON CONCENTRATES PRODUCT, THE FOLLOWING ADDITIONAL PROCESSES OCCUR FOLLOWING FLOTATION:

Magnetic Separation → Finished Iron Concentrates Product

The metallurgical process of our micaceous iron oxide grey product is as follows:

Raw Ore → Crushing → Ball Milling → Classifying → Two Stages Separation → Swing Bed → Free Setting →
Baking → Powder Screening → Finished Micaceous Iron Oxide Grey Product

Our metal concentrates products are sold to downstream smelting companies for further smelting and refining into respective metals. Additional information relating to our salable products, the markets in which we participate and the determination of market prices is as follows:

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

Micaceous Iron Oxide: Our MIO products are primarily sold to chemical and paint manufacturers in East China, Shanghai and Jiangsu Province, the PRC, for manufacturing various types of paints for ships, ocean-engineering and pleasure boats. The price of our MIO is generally negotiated with reference to the demand and supply in the market and the price of competitors. We discontinued the production of MIO during 2012 due to the unsatisfactory economic return of MIO products.

The average selling prices per metric tonne of our major metal products for each of the three years ended December 31, 2010, 2011 and 2012, are set forth in the following table:

Major Product	2010	2011	2012
	CNY/ MT	CNY/ MT	CNY/ MT
Zinc (based on zinc concentrates grade 42% ~ 44%)	10,358	10,294	9,190
Iron concentrates (Grade 65% ~ 66%)	1,047	1,241	986
Micaceous Iron Oxide Grey (Grade 160, 240, 320)	1,949	1,920	1,942

The following table summarizes the production quantity and sales quantity of our metal products for each of the years ended December 31, 2008, 2009, 2010, 2011 and 2012 included in continuing operations.

	2008	2009	2010	2011	2012
Production quantity (in tonnes):
Zinc (based on zinc concentrates grade 42% ~ 44%)	795	644	1,485	1,160	100
Iron concentrates (Grade 65% ~ 66%)	54,150	59,500	34,060	23,200	13,400
Micaceous iron oxide – grey (Grade 160, 240, 320)	1,025	1,001	1,119	1,249	85
Sales quantity (in tonnes):
Zinc (based on zinc concentrates grade 42% ~ 44%)	907	740	1,408	1,013	258
Iron concentrates (Grade 65% ~ 66%)	53,888	58,779	35,042	21,163	10,114
Micaceous iron oxide – grey (Grade 160, 240, 320)	1,099	744	1,007	1,424	428

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

Wuhu Feishang outsources its mine extraction to an unrelated third party – Wenzhou Mining Engineering Co. Ltd. Wuhu Feishang renewed the mining outsourcing contract with the subcontractor, running from January 1, 2012 to December 31, 2012, for outsourcing the mine extraction work of Yangchong Mine. Under the agreement, the subcontractor charges a service fee of CNY69.10 (US$11.09) per tonne of ore extracted, and CNY13.00 (US$2.09) per tonne of useless stone removal. For the developing of ramps, the subcontractor charged a service fee of CNY2,600.00 (US$417.30) per extra meter of inclined shaft and CNY1,860.00 (US$298.53) per extra meter of flat shaft. Except for the outsourced mining of raw minerals to an unrelated third party (as described above), all ore processing procedures are performed by Wuhu Feishang. Raw minerals extracted from Yangchong Mine are processed into iron and zinc metals in factories located near the mine.

The operation of Wuhu Feishang was affected by the production suspension order affecting all mines in Wuhu city in the fourth quarter of 2011 imposed by the Wuhu municipal government for inspection as a result of a mine accident in Wuhu city. The suspension order was lifted in the first quarter of 2012. In addition, Wuhu Feishang ceased its own production for mine recovery from June 2012 to October 2012.

All equipment, infrastructure and facilities material to Wuhu Feishang’s operations are believed to be in good condition. The plant was constructed in 1991 and has been periodically upgraded. The processing plant is capable of producing approximately 600 tonnes of finished products per day. The processing facilities process raw ore from the Yangchong Mine. All processing facilities and equipment of Wuhu Feishang were acquired from Nanchang Non-ferrous Metallurgy Designing Organization, a Class-A corporation in China in designing and producing equipment for the mining industry. All technology and equipment meet the industrial standard as required by the relevant government authorities. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and an administration building. At December 31, 2011 and 2012, the net book value of property, plant and equipment of Yangchong Mine was approximately CNY14.31 million (US$2.30 million) and CNY13.18 million (US$2.12 million), respectively.

As of December 31, 2012, the reserve and mineralized material estimates of Yangchong Mine are as follows:

	As of December 31, 2012
	Probable Reserve (in metal tonnes)	Average quality of ore
Yangchong Mine
Zinc	4,505	5.82%
Iron	67,673	44.76%

Note:

The probable reserve as of December 31, 2012 has been adjusted by removing those reserves extracted by the Company’s past mining activities. Based on the 2011 production levels, the length of the mining activity of our probable reserves for Yangchong mine is approximately 3 years for iron and 4 years for zinc respectively. The mine dilution loss and the mining recovery factor of Yangchong Mine are approximately 10% and 90%, respectively. The metallurgical recovery factor of zinc and iron are approximately 96% and 87%, respectively.

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

The net book value of property, plant and equipment of Zaoyuan Mine at December 31, 2011 and 2012 were nil as they were fully depreciated and scrapped. All of the minable reserves of Zaoyuan mine had been fully extracted in 2009.

Sichong Mine

During the year ended December 31, 2007, Wuhu Feishang acquired exploration rights to Sichong Mine for CNY700,000 (US$112,349). The geological coordinate of this property is EL 118°10’33”~ 118°11’28” and NL 31°01’30”~ 31°03’00” covering a site area of 3.73 square kilometers. The Sichong Gold-Silver-Lead-Zinc Mine is located in Suncun Town, Fanchang County, Anhui Province in the PRC, approximately 4 kilometers south of Fanchang County with an exploration permit running from November 29, 2011 to November 29, 2013, upon expiry of which Wuhu Feishang intends to renew the permit. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau, Anhui Hydro-geology Survey & Engineering Geology Survey Corporation and Shandong Zhengyuan Geological Exploration Institute to carry out prospecting which includes geophysical, geochemical and drilling works, and as of December 31, 2012, expenses of approximately CNY3.08 million (US$0.49 million) had been incurred in general and administrative expense. While results of preliminary prospecting suggest that the mine contains mineable quantities of gold, silver, lead and zinc, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercial viability of pursuing a plan of extraction. We plan to renew the exploration right upon expiry in November 2013, and commence drilling in 2014. The total budgeted amount for this project is approximately CNY4.15 million (US$0.67 million). This exploration project is expected to be financed by internally-generated funds.

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

For the years ended December 31, 2010, 2011 and 2012, the largest five suppliers accounted for 36%, 62% and 60%, respectively, of Wuhu Feishang’s purchases. For the years ended December 31, 2010, 2011 and 2012, the largest supplier accounted for 12%, 36% and 19%, of Wuhu Feishang’s purchases, respectively.

Customers

Wuhu Feishang sells all of its zinc and iron products to companies in the PRC. All of Wuhu Feishang’s zinc products were sold to a single customer, Huludao Zinc Industry Co., Ltd., which is the largest zinc smelter in Asia. Zinc production contributed 1.51% and 1.50% of the Company’s sales and gross profit, respectively, in 2012. Most sales to Huludao were made on cash on delivery basis. For iron and other products, sales are generally made under sales contracts with customers, typically with a one-year term. Over 90% of these sales (including sales to Huludao) are made on cash on delivery basis. For the others, management may extend up to three months’ credit to customers who are determined to be creditworthy.

For the three years ended December 31, 2010, 2011 and 2012, Wuhu Feishang’s five largest customers accounted for 95%, 96% and 99% of Wuhu Feishang’s sales, respectively. During the year ended December 31, 2010, the three largest customers accounted for 55%, 27% and 8%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2011, the three largest customers accounted for 41%, 24% and 17%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2012, the three largest customers accounted for 53%, 16% and 15%, respectively, of Wuhu Feishang’s sales.

Competition

Wuhu Feishang faces competition from Nanjing Xixia Lead Zinc Silver Mine (“Nanjing Xixia”) which produces 20,000 tonnes of zinc annually. Huludao sources zinc metal from both Nanjing Xixia and Wuhu Feishang. However, as the annual demand of zinc metal of Huludao is 300,000 tonnes and Wuhu Feishang has a long-standing sales relationship with Huludao, management believes that Wuhu Feishang will be able to renew its sales contract with Huludao as it has in the past. In addition, Wuhu Feishang faces competition from other smaller mines around the region, including Tongling Fenghuang with an annual production capacity of 100,000 tonnes, for its iron products. However, management believes that Wuhu Feishang enjoys a competitive advantage based upon its high product quality and purity, and lower cost of production.

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

A brief description of our sampling procedures is as follows:

(a)

Sample collection: Collect 200g of secondary halo sample from “B” eluvium at a depth of 10-30 cm. Sampling is taken from two different points in a range within 1/4 dot pitch distance from the measuring points. If the sampling cannot be conducted in the area near measuring points due to bed rock or surface water body, then an additional sampling will be picked up within a wide range of 10 meters. The reason for skipped sampling should be documented on the result map.

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

Yunnan Mining

During the year ended December 31, 2009, Yunnan Mining acquired exploration rights to Baiguochong Mine for consideration of CNY800,000 (US$128,399). The geological coordinate of this property is EL 118°11′30″~ 118°12′15″ and NL 31°02′00″~ 31°03′15″ covering a site area of 2.72 square kilometers. The Baiguochong Lead-Zinc Mine is located in E Shan Town, Fanchang County, Anhui Province in the PRC, approximately 6 kilometers south of Fanchang County with an exploration permit running from May 28, 2010 to May 28, 2012. Application for renewal of this exploration permit was in 2012 but we have not received any response from the county government. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau to carry out prospecting which includes geophysical and drilling works, and, to date, has incurred exploration expenses of approximately CNY2.50 million (US$0.40 million). While the results of preliminary prospecting suggest that the mine contains mineable quantities of lead and zinc, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercially viability of pursuing a plan of extraction. The total budgeted amount for this exploration project is anticipated to be CNY4 million (US$0.64 million). This project is expected to be financed by internally-generated funds.

During the year ended December 31, 2011, Yunnan Mining acquired exploration rights to Luojiachong Mine for consideration of CNY600,000 (US$96,299). The geological coordinate of this property is EL 118°05′15″~ 118°07′00″ and NL 30°59′00″~ 31°00′15″ covering a site area of 5.81 square kilometers. The Luojiachong Copper-Polymetallic Mine is located in the west of Chisha Town, Fanchang County, Anhui Province in the PRC, approximately 15 kilometers southeast of Fanchang County with an exploration permit running from June 22, 2010 to June 22, 2012. Application for renewal of this exploration permit was lodged in 2012 but we have not received any response from the county government. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau to carry out prospecting which includes geophysical works, and incurred exploration expenses of approximately CNY0.43 million (US$0.07 million). While the results of preliminary prospecting suggest that the mine contains minerals of iron, copper, lead, zinc, gold and silver, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercially viability of pursuing a plan of extraction.

Yangpu Lianzhong

Yangpu Lianzhong is currently dormant. The 45% equity interest in Guangdong Longchuan (which had been conducting exploration activities at “Silver and Multi-Metallic Ore,” located at Jinshizhang District, Longchuan County, Guangdong Province) and 48% equity interest in Hainan Nonferrous Metal (which had been conducting exploration activities at 12 mines located in Hainan Province, PRC), originally held by Yangpu Lianzhong, were disposed of to an unaffiliated party on January 26, 2010 and December 17, 2010 respectively.

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

Wuhu Feishang’s mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu Feishang is required to submit a mining proposal and feasibility studies to the relevant government authority; and is also obligated to pay a resources compensation fee to the State in an amount equal to 2% of annual sales of zinc and iron concentrates. Resources compensation fees of CNY768,800 (US$123,391), CNY733,700 (US$117,758) and CNY277,935 (US$44,608) were paid in 2010, 2011 and 2012, respectively. The natural resources fee for the renewal of the mining rights to Yangchong Mine of CNY3,002,900 (US$481,960) was paid in December 2005 whereas that of Zaoyuan Mine of CNY354,000 (US$56,816) was paid in October 2006. Natural resources fees are not required to be paid in connection with the grant of exploration rights and, therefore, no natural resources fees are payable for the Sichong Mine and Baiguochong Mine until such time, if any, as we seek mining rights with respect to those mines.

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

The degree of change undergone by a coal as it matures from peat to anthracite – known as coalification – has an important bearing on its physical and chemical properties and is referred to as the ‘rank’ of the coal. The following diagram summarizes the different types of coal and their associated end-uses.

Summary of Coal Types

Source: World Coal Institute, The Coal Resource (2005)

Low rank coals, such as lignite and sub-bituminous coals are typically softer, friable materials with a dull, earthy appearance. They are characterized by high moisture levels and low carbon content, and therefore low energy content. Higher rank coals, such as coking coal and anthracite are generally harder and stronger and often have a black, vitreous lustre. They contain more carbon, have lower moisture content, and produce more energy. Anthracite is at the top of the rank scale and has a correspondingly higher carbon and energy content and a lower level of moisture. Anthracite is the highest quality coal – it has the greatest calorific value, low moisture content, the lowest percentage of volatiles and the highest carbon content. It is also a scarce resource, accounting for only ca. 1% of total world coal reserves. Anthracite is classified into three grades, depending on its carbon content. Standard grade anthracite is used as fuel and for power generation. Higher grades are used in steelmaking, and have other uses in the metallurgy industry.

Coal is one of the largest and most important energy resources in the world. Coal is also the major fuel used for generating electricity worldwide, particularly in mainland China. According to the BP Statistical Review 2012, the world total coal production in 2011 reached 3,955.5 million tonnes (oil equivalent), up 6.1% from 2010. The world's major coal producers are China, the United States, Australia, India, Indonesia, Russian Federation, and South Africa. China was the largest coal producer in the world in 2011, providing 49.5% of the world production. The world total coal consumption in 2011 amounted to 3,724.3 million tonnes (oil equivalent), up 5.4% compared with 2010. China, the United States, India, Japan, South Africa, Russian Federation and South Korea are the major coal consuming nations. China was the largest consumer of coal in 2011, accounting for 49.4% of world consumption. China contributed 69.2% of growth in global production and 84.9% of growth in global consumption.

In 2012, China’s coal imports totaled 289 million tonnes, increased by 29.8% from 222.7 million tonnes in 2011, and the average price of the imported coal was US$99.5 (CNY620) per tonne, dropped 13.2% from 2011. Strong import growth has occurred in China due to a combination of factors, including lower international coal prices and dropping freight rates, growing electricity demand and limited growth in domestic production.

The following table shows the production and consumption of raw coal in China over the past 5 years:

	2008	2009	2010	2011	2012

Production (in million tonnes)	2,716	3,050	3,240	3,520	3,660
Consumption (in million tonnes)	2,740	3,020	3,180	3,480	3,567

———————

Source: National Bureau of Statistics of China, National Energy Administration

Coal Mining Operations

Our coal mining operation involves four main processes, i.e. mine construction, coal production, marketing and sales, and environmental protection.

Mine Construction: Following receipt of approvals from relevant mining authorities, construction of the mine project will be developed in three main stages: (a) pre-construction work; (b) construction of shaft engineering and civil engineering; and (c) electrical equipment installation engineering and complementary scheme of production system. The pre-construction work provides the foundation for future mine construction and planning for overall construction management. This phase includes leveling the land with a supply of water, electricity, road and telecommunications. Construction operations and program budgeting for the shaft engineering are carried out in strict compliance with applicable requirements of the safety code. We use various shaft engineering techniques such as drilling and blasting, slagging and tunneling, shotcrete and rock bolt support in mine construction. Quality control, construction stage control and investment control are also implemented during the construction phase. At the same time, six complementary systems are incorporated, including power supply system, draft system, drainage system, pressure ventilation system, elevation and transportation system, gas drainage system, and monitoring system. Following primary examination of the mine construction and receipt of necessary approvals, a three to six months’ trial production run will then take place.

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

Environmental Protection: Our mining operations seek to ensure that the "three wastes" (waste gas, waste water and industrial residue) are disposed of in accordance with the relevant provisions of the Environmental Protection Law of the PRC. In addition, we are required by PRC law to reclaim and restore mining sites to their prior condition after completion of mining operations. Reclamation activity typically involves the removal of buildings, equipment, machinery and other physical remnants of mining, restoration of land features in mined-out areas, dumping sites and other mining area, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas, as appropriate.

The following diagrams show the geography of our coal mines and their surrounding areas:

Business of Guizhou Puxin

Following internal group restructurings completed in September 2010 and July 2011, Guizhou Puxin currently owns a 70% equity interest in Guizhou Yongfu, a 100% equity interest in Yangpu Dashi (which in turn owns 100% equity interest in Guizhou Dayun), a 70% equity interest in Baiping Mining, a 99% equity interest in Dayuan Coal, a 99% equity interest in Gouchang Coal, a 99% equity interest in Linjiaao Coal, and a 99% equity interest in Xinsong Coal.

In addition to holding interests in its mining subsidiaries, Guizhou Puxin also conducts certain incidental coal trading activities. Coal trading in the PRC requires the possession of a Coal Trading Qualification Permit. Guizhou Puxin holds a Coal Trading Qualification Permit (permit number 20520101010822) granted by the Guizhou Energy Bureau, which is due to expire on March 10, 2016. Guizhou Puxin purchases coal both from its own coal mines and independent third parties; and sells the coal to independent third parties. For the years ended December 31, 2010, 2011 and 2012, the Company recorded turnover in coal trading of CNY nil (US$ nil), CNY33.06 million (US$5.31 million) and CNY1.12 million (US$0.18 million) respectively.

Business of Guizhou Yongfu (Yongsheng Mine)

On November 8, 2007, the Guizhou Provincial Department of Land and Resources granted Guizhou Yongfu a coal mining right (mining right permit number 5200000711822) covering 18.234 square kilometers located in Huajuexiang, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 600,000 tonnes, which will expire in November 2027, subject to renewal upon expiry. The geological coordinate of this property is EL 106°23′00″~ 106°25′45″ and NL 27°10′00″~ 27°13′00″. The name of this lode property is “Yongsheng Mine”. The first phase (north wing) of construction of the coal mine, which is designed for 900,000 tonnes’ production capacity, was completed in March 2013, at which time an application for a pilot run was submitted. First phase construction included the main declined shaft, water supply system, power supply system, main haulage drift, shaft transportation system, security and surveillance system, industrial site, and road improvement. The project, with a total cost incurred of approximately CNY399.78 million (US$64.16 million), was approximately 74% completed as of December 31, 2012. The estimated construction cost of the project is approximately CNY542.30 million (US$87.04 million). The second phase (south wing) construction of Yongsheng Mine is in the planning stage.

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

The mining right premium of Guizhou Yongfu was determined by the Guizhou Provincial Department of Land and Resources to be CNY89.54 million (US$14.37 million). Guizhou Yongfu has paid CNY36 million (US$5.78 million) as of December 31, 2012. The remaining balance of CNY53.54 million (US$8.59 million) is payable in five installments over a five-year period to the Guizhou Provincial Department of Land and Resources, of which, CNY10.71 million (US$1.72 million) is payable in 2013. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the interest rate of mining rights payable for the year of 2012 is 6.55%.

Guizhou Yongfu has reached lease agreements relating to 119,411 square meters of land with the affected village residents. Guizhou Yongfu paid approximately (a) CNY3.34 million (US$0.54 million) compensation in respect of these agreements up to December 31, 2012, (b) CNY2.10 million (US$0.34 million), and CNY1.43 million (US$0.23 million) to the Jinsha County government in November 2010 and December 2010, respectively, to change the zoning of the 85,974 square meters mine area from agriculture land use to industrial use, and (c) CNY1.15 million (US$0.18 million) land acquisition fee to the Jinsha County government. In addition, Guizhou Yongfu has incurred a CNY6.30 million (US$1.01 million) disaster prevention fee, and paid a CNY0.98 million (US$0.16 million) relocation expense to the affected village residents up to December 31, 2012.

As Yongsheng Mine is a newly constructed anthracite mine which commenced construction in 2009, no summary of production and sale tonnages has been provided.

Guizhou Yongfu obtained a JORC-compliant independent technical report covering Yongsheng Mine from Behre Dolbear & Company Asia, Inc. in September 2011. Behre Dolbear & Company Asia, Inc. is an affiliate of Behre Dolbear Group, Inc, a mineral industry advisory and consulting group, with offices in 11 cities internationally including in China, Mongolia, the United States, Canada, Australia, Mexico and Chile, which specializes in performing mineral industry studies for mining companies, financial institutions and natural resource firms. The following table describing the coal reserves at Yongsheng Mine has been extracted from the report:

Yongsheng Mine	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	4.00	49.05	53.05	28.62	1.27	Yes

The following table describes the coal reserves at Yongsheng Mine as of December 31, 2012:

Yongsheng Mine	Proven Reserve as of December 31, 2012 (in million tonnes)	Probable Reserve as of December 31, 2012 (in million tonnes)	Recoverable Reserve as of December 31, 2012 (in million tonnes)
Anthracite	3.93	49.05	52.98

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Management continues to believe that the PRC remains the world’s largest consumer of coal and that prospects in the PRC’s coal market will improve. The current development strategy of Guizhou Yongfu is to complete the construction of its coal mine and the pilot run according to its planned schedule.

Business of Guizhou Dayun (Dayun Mine)

On March 6, 2011, Guizhou Provincial Department of Land and Resources granted Guizhou Dayun a coal mining right (mining right permit number C5200002011031120112455) covering 16.9035 square kilometers located in Gaopingxiang, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 600,000 tonnes, which will expire in March 2031, subject to renewal upon expiry. The geological coordinate of this property is EL 106°25′30″~ 106°27′30″ and NL 27°10′30″~ 27°17′45″. The name of this lode property is “Dayun Mine”. Guizhou Dayun started the pre-construction design of Dayun Mine in late 2011, and the construction includes the main declined shaft, water supply system, power supply system, main haulage drift, shaft transportation system, security and surveillance system, industrial site, and road improvement. The estimated construction cost of the first phase (with an annual designed production capacity of 900,000 tonnes) is approximately CNY376 million (US$60.35 million), and the construction work is expected to be completed by the end of 2014. The construction cost is expected to be funded by internal resources and bank borrowings. According to the initial plans, it is anticipated that Dayun Mine will undergo a future second phase of construction.

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

In accordance with applicable PRC laws, we are not permitted obtain safe production and coal production permits covering Dayun Mine (see “Government Regulation of Coal Mining Activities”, below) until completion of inspection of the construction/development project and the pilot run. Thereafter, commercial production is expected to commence.

The mining right premium of Guizhou Dayun was determined by the Guizhou Provincial Department of Land and Resources to be CNY72.99 million (US$11.71 million). Guizhou Dayun has paid CNY26.35 million (US$4.23 million) through December 31, 2012. The remaining balance of CNY46.64 million (US$7.49 million) at December 31, 2012 is payable in four installments over a four-year period to the Guizhou Provincial Department of Land and Resources commencing in 2013. The outstanding payable bears interest at a rate stipulated by the People’s Bank of China from year to year and the range of the interest rates of mining rights payable for the year of 2012 is 6.15%-6.40%.

Guizhou Dayun has reached lease agreement with the Daqiao village committee relating to 120,346 square meters of land to be used as the industrial site of the Dayun Mine. Guizhou Dayun paid (a) CNY5.33 million (US$0.86 million) in respect of the agreement for use of the land, (b) a CNY8.30 million (US$1.33 million) land acquisition fee to the Jinsha County government and (c) CNY5.28 million (US$0.85 million) in relocation expense to the affected village residents up to December 31, 2012.

As Dayun Mine is a newly constructed anthracite mine which commenced construction in late 2011, no summary of production and sale tonnages has been provided.

Guizhou Dayun obtained a JORC-compliant independent technical report covering Dayun Mine from Behre Dolbear & Company Asia, Inc. in September 2011. The following table describing the coal resources at Dayun Mine has been extracted from the report:

Dayun Mine	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	12.50	84.79	97.29	28.03	2.12	Yes

The following table describes the coal reserves at Dayun Mine as of December 31, 2012:

Dayun Mine	Proven Reserve as of December 31, 2012 (in million tonnes)	Probable Reserve as of December 31, 2012 (in million tonnes)	Recoverable Reserve as of December 31, 2012 (in million tonnes)
Anthracite	12.50	84.79	97.29

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

The current development strategy of Guizhou Dayun is to complete the construction of its coal mine and the pilot run according to its planned schedule.

Business of Baiping Mining (Baiping Mine)

On November 3, 2011, Baiping Mining was granted a coal mining right (mining right permit number C520000201111112012106) to 3.0143 square kilometers located in Gaoping, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 150,000 tonnes, which will expire in August 2014. The geological coordinate of this property is EL 106°24′06″~ 106°25′21″ and NL 27°15′00″~ 27°16′04″. The name of this lode property is “Baiping Mine”. The first phase construction of Baiping Mine, which is designed for 300,000 tonnes of coal production capacity, was completed in December 2010. Baiping Mine started its commercial run in April 2011 with an annual production capacity, as stipulated in the mining right permit and the coal production permit, of 150,000 tonnes of anthracite. Baiping Mine is in the process of applying for a 300,000 tonnes’ mining right permit and it is anticipated that such permit will be obtained in 2013. Baiping Mine intends to apply for a 300,000 tonnes’ coal production permit upon the issuance of new mining right license. The second phase construction of Baiping Mine is to accommodate a total of 600,000 tonnes designed coal production capacity. The second phase construction is designed as an upgraded mine development project on the ventilation declined shaft, water supply system, power system, shaft transportation system, security and surveillance system. The second phase construction is being planned and has not yet commenced. The estimated cost for the second phase construction is approximately CNY117.47 million (US$18.85 million). The construction cost is expected to be funded by internal resources and bank borrowings.

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

The coal-bearing formation of Baiping Mine mainly consists of a set of the clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 90~10 meters. The rock types include mudstone, argillaceous siltstone, siltstone, silty argillite, sideritic limestone interbedding, and coal seams. The rocks are light gray, gray, dark gray and grayish black in color. The hanging wall of coal formation is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c). The footwall of coal formation is limestone of Lower Permian’s Maokou Formation (P2m).

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

The mining right premium of Baiping Mining was determined by the Guizhou Provincial Department of Land and Resources to be CNY3.41 million (US$0.55 million). Baiping Mining has fully paid the outstanding amount as of December 31, 2010.

Baiping Mining has reached land lease agreements covering 41,994 square meters with the affected village committees and village residents; and has paid approximately CNY0.76 million (US$0.12 million) compensation in respect of these agreements. In addition, Baiping Mining obtained a temporary 10,877 square meters land use right from the Bureau of Land and Resources of Jinsha County. Baiping Mining paid approximately CNY0.11 million (US$0.02 million) in respect of this temporary land use right.

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the year ended December 31, 2011 and the year ended December 31, 2012.

	2010	2011	2012
Production quantity (in tonnes):
Anthracite	65,046	159,185	292,000

Sales quantity (in tonnes):
Anthracite	71,158	152,564	302,886

Baiping Mining obtained a JORC-compliant independent technical report covering Baiping Mine from Behre Dolbear & Company Asia, Inc. in September 2011. The following table describing the coal resources at Baiping Mine has been extracted from the report:

Baiping Mine	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	4.00	19.04	23.04	28.33	2.35	Yes

The following table describes the coal reserves at Baiping Mine as of December 31, 2012:

Baiping Mine	Proven Reserve as of December 31, 2012 (in million tonnes)	Probable Reserve as of December 31, 2012 (in million tonnes)	Recoverable Reserve as of December 31, 2012 (in million tonnes)
Anthracite	3.58	19.04	22.62

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Business of Dayuan Coal (Dayuan Mine)

On March 15, 2013, Dayuan Coal was granted a coal mining right (mining right permit number C5200002011051120118585) to 1.6490 square kilometers located in Xinfang, Nayong County, Guizhou Province, the PRC, with an annual production capacity of 300,000 tonnes, which will expire in March 2023. The geological coordinate of this property is EL 105°07′31″~ 105°08′42″ and NL 26°38′06″~ 26°38′52″. The name of this lode property is “Dayuan Mine”. Dayuan Coal had been constructing a new production system designed for an annual production capacity of 300,000 tonnes since July 2009, and the construction was completed by December 2012. Dayuan Coal is in the processing of applying for a 300,000 tonnes’ safe production permit and coal production permit. It is expected that the two permits will be obtained in the fourth quarter of 2013.

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

The coal-bearing formation of Dayuan Mine is mainly a set of clastic rock series of Upper Permian’s Longtan Formation (P2l), with an average thickness of 289.51 meters. The rock types include yellowish brown mudstone, sandy mudstone, and grayish green colored, medium or thick bedded sand layers, siltstone, fine sandstone, and coal seams. The hanging wall is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c), with a thickness of 20~25 meters, averaging 22 meters. The footwall is basalt of Upper Permian’s Emeishan Formation.

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

Dayuan Coal obtained mining rights for the Dayuan Mine for a total consideration of CNY13.38 million (US$2.15 million) prior to the Company’s acquisition of Wealthy Year. The last installment of the purchase price, which amounted to CNY2.49 million (US$0.40 million), was paid by Dayuan Coal to the Guizhou Provincial Department of Land and Resources in October 2011.

Dayuan Coal has reached land lease agreements covering 72,814 square meters and relocation agreements with the village committee of Pingdong Village, Xinfang Town, Nayong County and the affected village residents; and has agreed to pay approximately a total of CNY0.59 million (US$0.09 million) compensation and CNY4.17 million (US$0.67 million) relocation expense in respect of these agreements. Dayuan Coal has also obtained a temporary 4,528 square meters land use right for one year from the Bureau of Land and Resources of Nayong County. Dayuan Coal has paid approximately CNY0.11 million (US$0.02 million) in respect of this temporary land use right.

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the year ended December 31, 2011 and 2012. As Dayuan Mine had not completed its mine upgrade development project, and obtained all necessary permits, until May 2012, no summary of production and sale tonnages for 2011 or 2012 is provided.

	2010	2011	2012
Production quantity (in tonnes):
Anthracite	9,555	—	—

Sales quantity (in tonnes):
Anthracite	10,847	—	—

Dayuan Coal obtained a JORC-compliant independent technical report covering Dayuan Mine from Behre Dolbear & Company Asia, Inc. in September 2011. The following table describing the coal resources at Dayuan Mine has been extracted from the report:

Dayuan Coal	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	3.00	5.27	8.27	25.79	1.16	Yes

The following table describes the coal reserves at Dayuan Mine as of December 31, 2012:

Dayuan Mine	Proven Reserve as of December 31, 2012 (in million tonnes)	Probable Reserve as of December 31, 2012 (in million tonnes)	Recoverable Reserve as of December 31, 2012 (in million tonnes)
Anthracite	2.99	5.27	8.26

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Business of Gouchang Coal (Gouchang Mine)

On April 8, 2011, Gouchang Coal was granted a 90,000 tonnes coal mining right (mining right permit number C5200002009121120048406) to 1.7198 square kilometers located in Kunzhai, Nayong County, Guizhou Province, the PRC, with an annual production capacity of 90,000 tonnes, which will expire in April 2017. The geological coordinate of this property is EL 105°10′30″~ 105°11′15″ and NL 26°54′15″~ 26°55′00″. The name of this lode property is “Gouchang Mine”. The first phase coal mine construction was completed in November 2010. Gouchang Mine started commercial run in May 2011 with an annual production capacity, as stipulated in the mining right permit and the coal production permit, of 90,000 tonnes of anthracite. According to the coal mine consolidation policy promulgated by the Guizhou government on March 22, 2013, Gouchang Coal has been required to cease operation until the end of 2014, and thereafter consolidate nearby coal mines and apply for a 450,000 tonnes’ mining right permit.

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

The coal-bearing formation of Gouchang Mine mainly comprises a set of the clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 220～268 meters. The rock types include claystone, mudstone, fine sandstone, siltstone, and coal seams. The hanging wall is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c), with a thickness between 35.5 meters and 41 meters, averaging 40 meters. The footwall is light to dark gray colored, medium or thick bedded massive limestone of Lower Permian’s Maokou Formation (P2m), with a thickness greater than 100 meters.

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

Gouchang Coal obtained mining rights for the Gouchang Mine for a total consideration of CNY11.75 million (US$1.89 million) prior to the Company’s acquisition of Wealthy Year. The last installment of the mining rights payable, which amounted to CNY1.75 million (US$0.28 million), was paid by Gouchang Coal to the Guizhou Provincial Department of Land and Resources in May 2012.

Gouchang Coal has reached land lease agreements covering 43,476 square meters with the village committee and the affected village residents. Gouchang Coal has paid CNY0.57 million (US$0.09 million) compensation in respect of these agreements. Gouchang Coal has also obtained a temporary 11,329 square meters land use right for one year from the Bureau of Land and Resources of Nayong County. Gouchang Coal has paid approximately CNY0.11 million (US$0.02 million) in respect of this temporary land use right.

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the year ended December 31, 2011 and the year ended December 31, 2012. As Gouchang Mine has not completed its upgraded mine development project until March 2011, no summary of production and sale tonnages is provided for 2010.

	2010	2011	2012
Production quantity (in tonnes):
Anthracite	—	96,068	53,362

Sales quantity (in tonnes):
Anthracite	—	89,245	49,095

Gouchang Coal obtained a JORC-compliant independent technical report covering Gouchang Mine from Behre Dolbear & Company Asia, Inc. in September 2011. The following table describing the coal resources at Gouchang Mine has been extracted from the report:

Gouchang Coal	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	2.00	3.85	5.85	27.80	1.10	Yes

The following table describes the coal reserves at Gouchang Mine as of December 31, 2012:

Gouchang Mine	Proven Reserve as of December 31, 2012 (in million tonnes)	Probable Reserve as of December 31, 2012 (in million tonnes)	Recoverable Reserve as of December 31, 2012 (in million tonnes)
Anthracite	1.87	3.85	5.72

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Business of Linjiaao Coal (Zhulinzhai Mine)

On April 27, 2011, Linjiaao Coal was granted a coal mining right (mining right permit number C5200002011031120108782) to 1.4104 square kilometers located in Xinhua, Liuzhi Special Zone, Guizhou Province, the PRC, with an annual production capacity of 300,000 tonnes, which will expire in July 2018. The geological coordinate of this property is EL 105°26′28″~ 105°28′17″ and NL 25°21′48″~ 25°23′32″. The name of this lode property is “Zhulinzhai Mine”. Since July 2009, Zhulinzhai Mine had been under construction for a new production system designed for an annual production capacity of 300,000 tonnes. The construction was completed in April 2011. Zhulinzhai Mine passed its pilot run test in March 2012. The safe production permit and the coal production permit were granted on March 6, 2012 and April 16, 2012, respectively, and the mine commenced its commercial run in April 2012.

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

The coal-bearing formation of Zhulinzhai Mine comprises a set of clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 369.21~397.15 meters, and 382.67 in average. The rock types include gray to dark gray sandy mudstone, siltstone, fine sandstone, with interbeddings of dark gray, gray, or grayish black colored mudstone, claystone, thin-bedded limestone, as well as the grayish black to black carbonaceous mudstone and coal seams. The hanging wall is 18~48 meters thick clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c). The footwall is basalt of Upper Permian’s Emeishan Formation, with a thickness over 100 meters.

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

Linjiaao Coal obtained mining right for the Linjiaao coal mine for a total consideration of CNY19.88 million (US$3.19 million) prior to the Company’s acquisition of Wealthy Year. This obligation, which amounted to CNY3.20 million (US$0.51 million) at December 31, 2012, is payable by Linjiaao Coal in 2013. The outstanding balance bears interest at a floating rate stipulated by the People’s Bank of China from year to year and the interest rate of mining rights payable for the year of 2012 is 6.40%.

Linjiaao Coal has reached land lease agreements covering 37,913 square meters and relocation agreements with the Tianba village committee and the affected village residents. Linjiaao Coal has paid approximately CNY1.06 million (US$0.17 million) compensation and CNY5.32 million (US$0.85 million) relocation expense in respect of these agreements. Linjiaao Coal has also obtained a temporary 5,014 square meters land use right for two years from the Bureau of Land and Resources of Liuzhi Special Zone. Linjiaao Coal has paid approximately CNY0.08 million (US$0.01 million) in respect of this temporary land use right.

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the year ended December 31, 2011 and the year ended December 31, 2012. As Zhulinzhai Mine had not completed its upgrading mine development project from June 2009 to February 2012, no summary of production and sale tonnages is provided for 2010 and 2011.

	2010	2011	2012
Production quantity (in tonnes):
Anthracite	—	—	65,111

Sales quantity (in tonnes):
Anthracite	—	—	75,281

Linjiaao Coal obtained a JORC-compliant independent technical report covering Zhulinzhai Mine from Behre Dolbear & Company Asia, Inc. in September 2011. The following table describing the coal resources at Zhulinzhai Mine has been extracted from the report:

Linjiaao Coal	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	2.25	7.41	9.66	28.14	1.81	Yes

The following table describes the coal reserves at Zhulinzhai Mine as of December 31, 2012:

Zhulinzhai Mine	Proven Reserve as of December 31, 2012 (in million tonnes)	Probable Reserve as of December 31, 2012 (in million tonnes)	Recoverable Reserve as of December 31, 2012 (in million tonnes)
Anthracite	2.18	7.41	9.59

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Business of Xinsong Coal (Liujiaba Mine)

On March 31, 2011, Xinsong Coal was granted a coal mining right (mining right permit number C5200002009091120036374) to 3.7891 square kilometers located in Xinhua, Liuzhi Special Zone, Guizhou Province, the PRC, with an annual production capacity of 300,000 tonnes, which will expire in September 2019. The geological coordinate of this property is EL 105°29′30″~ 105°30′50″ and NL 26°24′00″~ 26°25′15″. The name of this lode property is “Liujiaba Mine”. Liujiaba Mine ceased its prior production system in December 2010 as required by the Coal Mining Bureau of Guizhou Province as part of a mine consolidation initiative. The construction of Liujiaba Mine’s new production system commenced in July 2009, and the construction design of Liujiaba Mine is based on an annual production capacity of 300,000 tonnes. The construction was completed in December 2011. Liujiaba Mine completed its pilot run in October 2012 and obtained the safe production license in November 2012 and coal production license in December 2012.

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

Xinsong Coal obtained mining right for Xinsong coal mine for a total consideration of CNY25.98 million (US$4.17 million) prior to the Company’s acquisition of Wealthy Year. This obligation was prepaid by Xinsong Coal to the Guizhou Provincial Department of Land and Resources in May 2011.

Xinsong Coal has reached land lease agreements covering 49,278 square meters with the Tianba Village committee and the affected village residents. Xinsong Coal has paid CNY1.64 million (US$0.26 million) compensation in respect of these agreements. Xinsong Coal has also obtained a temporary 2,369 square meters land use right for two years from the Bureau of Land and Resources of Liuzhi Special Zone. Xinsong Coal has paid approximately CNY0.04 million (US$0.01 million) in respect of this temporary land use right.

The following table summarizes the production quantity and sales quantity of our anthracite products for the period ended from March 18, 2010 (date of acquisition) to December 31, 2010, the year ended December 31, 2011 and the year ended December 31, 2012. As Liujiaba Mine underwent an upgrading mine development project in 2011, there was no production in 2011; however a summary of sale tonnages of anthracite in 2011 from the production in the previous year is provided.

	2010	2011	2012
Production quantity (in tonnes):
Anthracite	84,473	—	25,680

Sales quantity (in tonnes):
Anthracite	84,357	1,438	7,943

Xinsong Coal obtained a JORC-compliant independent technical report covering Liujiaba Mine from Behre Dolbear & Company Asia, Inc. in September 2011. The following table has been extracted from the report:

Xinsong Coal	Proven Reserve as of May 1, 2011 (in million tonnes)	Probable Reserve as of May 1, 2011 (in million tonnes)	Recoverable Reserve as of May 1, 2011 (in million tonnes)	Btu (in MJ/ kg)	Sulfur (in %)	Assigned to Existing Facilities
Anthracite	2.25	11.76	14.01	23.95	2.30	Yes

The following table describes the coal reserves at Liujiaba Mine as of December 31, 2012:

Liujiaba Mine	Proven Reserve as of December 31, 2012 (in million tonnes)	Probable Reserve as of December 31, 2012 (in million tonnes)	Recoverable Reserve as of December 31, 2012 (in million tonnes)
Anthracite	2.18	11.76	13.94

The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven” and “probable” reserves. While there are technical accounting variations between proven and probable reserves determined under JORC-compliant protocols and protocols compliant with SEC Industry Guide 7, management understands that those variations do not result in any material differences between the proven and probable reserves of the Company, whether determined under JORC-compliant protocols or protocols compliant with Industry Guide 7.

Customers and Competition

Guizhou Province ranks fifth in terms of coal resources in China and is the largest coal producing province in southern China. Unlike northern China, where there are many large size coal miners, many small to medium size coal mines and coal washing plants are scattered throughout Guizhou Province. Guizhou Province is also the primary power-exporting province in Southwest China.

Most of coal products are sold as thermal coal to coal-fired power plants in 2012. During the financial year ended December 31, 2012, the three largest customers accounted for 24%, 24% and 7%, respectively, of the coal segment’s sales. They were all coal-fired power plants located in Guizhou province. The fifth largest customer of the coal division was a chemical plant in Guizhou province, accounting for approximately 5% of the coal segment’s sales. With the increase in anthracite coal output, we plan to sell more of our raw coal products to coal traders, coal washing plants, and in particular, chemical plants in Guizhou Province in the future.

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

Pursuant to the “Provisional Regulation of Resources Tax” and the “Rules Administering Levy of Mine Resource Compensation Fees”, resources taxes and resources compensation fees are levied on the coal industry. Since 2004, the Ministry of Finance and the State Administration of Taxation have issued a series of notices on coal resources taxation adjustments. The coal resources tax rates of Guizhou Province have been increased, and the current provincial government guided-rate for resources tax and resources compensation fee is CNY2.5 (US$0.40) per tonne and CNY3.5 (US$0.56) per tonne, respectively. However, county-level governments may levy at rates higher than provincial government guided-rates. The resources tax and resources compensation fee is levied at CNY8 (US$1.28) per tonne and CNY6 (US$0.96) per tonne, respectively, in Liuzhi Special Zone, where Linjiaao Coal and Xinsong Coal are located. The resources compensation fee is levied at CNY3.6 (US$0.58) per tonne, in Nayong, where Gouchang Coal and Dayuan Coal are located.

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

A mining rights permit entitles the holder to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Holders are required to submit a mining proposal and feasibility studies to the relevant authority. As required by applicable PRC laws in respect of undeveloped coal mines, coal mine operators are required to conduct trial production and subsequently obtain regulatory certifications to commence commercial production. In order to commence commercial production, a coal mine must obtain permits including (a) a mining right permit; (b) a safe production permit; and (c) a coal production permit. To date, all seven of the Company’s coal mines have obtained their respective mining right permits. Baiping Mine, Gouchang Coal, Xinsong Coal and Linjiaao Coal have also obtained safe production and coal production permits and management believes that the remaining three coal mines will receive their safe production and coal production permits following completion of mine construction.

The PRC government places significant regulatory requirements on coal mines with respect to employee safety. We regard occupational health and safety as one of our most important responsibilities and have implemented a number of measures to ensure compliance with stringent PRC regulatory requirements.

From 2008 to 2012, the employee fatality rate for the coal mines was 8.189, 10.687, 17.678, nil and nil persons per million tonnes of raw coal production, respectively. This was higher than the average rate for coal mines in China, which was 1.182, 0.892, 0.749, 0.564 and 0.374 persons per million tonnes, respectively, for the years of from 2008 to 2012, according to statistics published by State Administration of Work Safety, the PRC. We believe that the higher-than-average fatality rate during the year from 2008 to 2010 was caused by the low production volume of those coal mines; the lack of safety awareness of the previous mine owners prior to our acquisition of Wealthy Year; and the lag time required to upgrade our safety facilities. From 2008 to 2012, there were one, two, seven, five and nine employee injuries respectively for the coal mines. There are no published national statistics on employee injury rates.

Each of our operating coal mines has a safety management team that performs monthly safety inspections, or more frequently as deemed necessary. We have compiled an internal safety management manual for mine operations and adopted detailed safety procedures that meet State Coal Mine Safety Guidelines.

With an aim towards preventing accidents, we conduct regular training sessions for our employees to improve their safety awareness and knowledge. We are committed to further reducing our fatality rate and maintaining high safety standards at our production facilities. Subsequent to our acquisition of Wealthy Year, in order to ensure employee safety and avoid accidents, we upgraded and/ or are upgrading our facilities, including, but not limited to, installing double ventilation shafts and dual power supplies, sewage treatment systems, use of steel support instead of timber support and gas drainage systems. We also provide various healthcare benefits to our full-time employees in accordance with applicable laws and regulations.

BUSINESS SEGMENT ADJUSTMENT – Corporate Activities

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

C.

Organizational Structure

China Natural Resources is a holding company owning the following subsidiaries, with the interests indicated (as of April 24, 2013):

CHNR (BVI)

100%	100%	80%	100%			100%	100%	100%	100%
FMH Services (Florida, US)	Feishang Mining (BVI)	Silver Moon (BVI)	Wealthy Year (BVI)			China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)

	100%		100%			100%		100%	100%
	Wuhu Feishang (PRC)		Smartact (HK)			Yangpu Lianzhong (PRC)		Feishang Yongfu (HK)	Feishang Dayun (HK)

	100%		100%					100%
	Yunnan Mining (PRC)		Guizhou Fuyuantong (PRC)					Yangpu Shuanghu (PRC)

	100%		100%
	Feishang Management (PRC)		Guizhou Puxin (PRC)

				99%	Linjiaao Coal (PRC)

				99%	Gouchang Coal (PRC)

				99%	Xinsong Coal (PRC)

				99%	Dayuan Coal (PRC)

				70%	Baiping Mining (PRC)

				70%	Guizhou Yongfu (PRC)

				100%	Shenzhen Chixin (PRC)

				100%	Bijie Feishang (PRC)

1%
				99%	Jinsha Juli (PRC)

					Yangpu Dashi (PRC)		Guizhou Dayun (PRC)
				100%		100%

See Item 4.B. above and Exhibit 8 for descriptions of the Company’s subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Wuhu (Anhui Province), Guiyang, Liuzhi Special Zone, Nayong County, Jinsha County (Guizhou Province), and Shenzhen (Guangdong Province) in the PRC.

On July 1, 2008, the Company and Anka Consultants Limited, a related party, entered into a new license agreement to replace the office sharing agreement in respect of the Company’s new head office in Hong Kong. The agreement was renewed on July 1, 2012. The total area of the office is approximately 368 square meters in which the Company shares 238 square meters. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka Consultants Limited. For the years ended December 31, 2010, 2011 and 2012, the Company paid its share of rental expenses and rates to Anka Consultants Limited amounting to approximately CNY982,000 (US$157,609), and CNY849,000 (US$136,263) , and CNY1,005,000 (US$161,301) respectively.

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

The office and mining site of Guizhou Yongfu are located in Huajue, Jinsha County, Guizhou Province in the PRC. Guizhou Yongfu s office premises, processing facilities and warehouses cover a total gross area of approximately 119,411 square meters.

The office and mining site of Guizhou Dayun is located in Jinsha County and its mining site is located in Gaoping, Jinsha County, Guizhou Province in the PRC. Guizhou Dayun’s office covers a total gross area approximately 120,346 square meters.

The office and mining site of Baiping Mining are located in Gaoping, Jinsha County, Guizhou Province in the PRC. Baiping Mining’s office premises, processing facilities and warehouses cover a total gross area of approximately 41,994 square meters.

The office and mining site of Dayuan Coal are located in Xinfang, Nayong County, Guizhou Province in the PRC. Dayuan Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 72,814 square meters.

The office and mining site of Gouchang Coal are located in Kunzhai, Nayong County, Guizhou Province in the PRC. Gouchang Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 43,476 square meters.

The office and mining site of Linjiaao Coal are located in Xinhua, Liuzhi Special Zone, Guizhou Province in the PRC. Linjiaao Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 37,913 square meters.

The office and mining site of Xinsong Coal are located in Xinhua, Liuzhi Special Zone, Guizhou Province in the PRC. Xinsong Coal’s office premises, processing facilities and warehouses cover a total gross area of approximately 49,278 square meters.

For the years ended December 31, 2010, 2011, and 2012, the Company incurred capital expenditures (excluding fees for renewal of mining rights) of CNY249.00 million (US$39.96 million), and CNY349.63 million (US$56.11 million), and CNY362.63 million (US$58.20 million) respectively.

See Item 4.B. for the details of the property, plants and equipment used by each of the mines and Item 5.B. for the Company’s material commitments for capital expenditures.

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

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2010, 2011 and 2012 included elsewhere herein.

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements for the year ended December 31, 2011 were the first the Group has prepared in accordance with IFRS.

A.

Operating Results

Revenues and Gross Profit

Revenue for sales of all products is recognized when title passes to the customer in accordance with the relevant sales agreement, generally upon product acceptance by the customer.

2012 vs 2011

The Company’s total sales for the year ended December 31, 2012 increased by CNY8.52 million (US$1.37 million), or 5.75%, to CNY156.67 million (US$25.15 million) from CNY148.15 million (US$23.78 million) for the year ended December 31, 2011. The modest increase was mainly contributed by: (i) an approximately 78.91% higher sales volume of anthracite from 243,247 tonnes for the year of 2011 to 435,205 tonnes for the year ended December 31, 2012; and (ii) an increase in the average selling price per tonne of anthracite coal production from CNY297 (US$48) for the year of 2011 to CNY324 (US$52) for the year ended December 31, 2012, but was offset by (x) a decrease in the production volume and the average selling price per tonne of zinc and iron concentrates by the metal segment; and (y) the drop in the anthracite trading business amounting to CNY31.94 million (US$5.13 million) in 2012.

Sales of internally-produced anthracite in our coal segment increased by CNY68.67 million (US$11.02 million), or 95.18%, from CNY72.15 million (US$11.58 million) in 2011 to CNY140.82 million (US$22.60 million) in 2012. The increase was mainly contributed by the rise in both the production capacity and the selling price of anthracite in 2012. The sales volume of anthracite mined increased by 191,958 tonnes from 243,247 tonnes in 2011 to 435,205 tonnes in 2012. The increase was primarily attributable to the higher production of Baiping Mining and the commencement of commercial production of Linjiaao and Xinsong Coal in 2012. The average selling price of internally-produced anthracite was CNY324 (US$52) per tonne in 2012, representing an increase of CNY27 (US$4.33), or 9.09%, from CNY297 (US$48) in 2011.

Anthracite trading activities in our coal segment are considered incidental to our core business and constituted a relatively small business in early 2012. Sales totaled CNY1.12 million (US$0.18 million) in 2012.

Sales generated from our metal segment’s operation were mainly derived from sales of zinc concentrates, iron concentrates and micaceous iron oxide-grey. Sales of zinc dropped by CNY8.06 million (US$1.29 million), or 77.28%, from CNY10.43 million (US$1.67 million) in 2011 to CNY2.37 million (US$0.38 million) in 2012. The decrease was primarily attributable to the decrease in both our zinc sales volume and sales price in 2012. In 2012, we sold 258 tonnes of zinc, representing a decrease of 755 tonnes, or 75%, from 1,013 tonnes in 2011. The decrease in zinc concentrates production was due to (i) the production suspension order of all mines in Wuhu city in the fourth quarter of 2011 (which was lifted in the first quarter of 2012) by Wuhu municipal government for inspection as a result of a mine accident in Wuhu city; and (ii) the suspension of production for mine recovery from June 2012 to October 2012. In addition, the selling price of zinc in 2012 decreased by CNY1,104 (US$177) per tonne, or 10.73%, from CNY10,294 (US$1,652) in 2011 to CNY9,190 (US$1,475) in 2012. Sales of iron concentrates also dropped by CNY16.28 million (US$2.61 million), or 62.02%, from CNY26.25 million (US$4.21 million) in 2011 to CNY9.97 million (US$1.60 million) in 2012. The decrease in iron concentrates sales was mainly caused by a drop in both iron sales volume and sales price in 2012. The sales volume of iron decreased by 11,049 tonnes from 21,163 tonnes in 2011 to 10,114 tonnes in 2012. The decrease in iron concentrates production was caused by the production suspensions described above. The average selling price of iron was CNY986 (US$158) per tonne in 2012, representing a drop of CNY255 (US$41), or 20.55%, from CNY1,241 (US$199) in 2011. Sales of micaceous iron oxide-grey decreased by CNY1.90 million (US$0.30 million), or 69.60%, from CNY2.73 million (US$0.44 million) in 2011 to CNY0.83 million (US$0.13 million) in 2012. The decrease was mainly due to cessation of micaceous iron oxide-grey operations. We sold 428 tonnes of micaceous iron oxide-grey in 2012, representing an decrease of 996 tonnes, or 69.94% from 1,424 tonnes in 2011. However, the average selling price of micaceous iron oxide-grey slightly increased by CNY22 (US$4) per tonne, or 1.15%, from CNY1,920 (US$308) in 2011 to CNY1,942 (US$312) in 2012.

The Company’s gross profit for the year ended December 31, 2012 decreased to CNY51.74 million (US$8.30 million) with a gross profit margin of 33.03%, compared to CNY52.62 million (US$8.45 million) with a gross profit margin of 35.52% for the year ended December 31, 2011. The approximately CNY0.88 million (US$0.14 million), or 1.66%, drop in gross profit, was mainly due to (i) the decrease in iron and zinc selling prices and production volume in the metal segment compared to the prior year; and (ii) the increase in the internally-produced anthracite in our coal segment in 2012. The gross profit or gross profit margin on sales of internally-produced anthracite in our coal segment for the year ended December 31, 2012 was CNY46.04 million (US$7.39 million) or approximately 32.70%, compared to CNY28.09 million (US$4.51 million) or approximately 38.94% for the year ended December 31, 2011. The increase in gross profit was primarily due to the increase of anthracite volume sold and the rise in the selling price of anthracite.

The gross profit or gross profit margin on sales of zinc concentrates for the year ended December 31, 2012 was CNY0.78 million (US$0.13 million) or 32.67%, compared to CNY6.11 million (US$0.98 million) or 58.61% for the same period in 2011. The drop in gross profit was mainly caused by the decrease in zinc volume sold. The gross profit or gross profit margin on sales of iron for the year ended December 31, 2012 was CNY4.77 million (US$0.77 million), or approximately 47.84%, compared to CNY14.57 million (US$2.34 million), or 55.51% for the same period in 2011. The decrease in gross profit was primarily caused by the drop in both iron volume sold and selling price of iron concentrates.

The metal division recorded a gross loss of CNY0.37 million (US$0.06 million) on sales of micaceous iron oxide-grey for the year ended December 31, 2012, as compared to a gross loss of CNY1.01 million (US$0.16 million) for the same period in 2011. The gross loss was mainly due to an increase in the price of raw materials purchased, together with a drop in the sales volume of micaceous iron oxide-grey.

2011 vs 2010

The Company’s total sales for the year ended December 31, 2011 increased by CNY54.80 million (US$8.80 million), or 58.70%, to CNY148.15 million (US$23.78 million) from 93.35 million (US$14.98 million) for the year ended December 31, 2010. The increase was mainly comprised of (i) results from the new anthracite trading business amounting to CNY33.06 million (US$5.31 million) in 2011; (ii) an approximately 46.22% higher production volume of anthracite during the entire 2011 year, compared to only nine months of anthracite mining operations during the prior period; (iii) an increase in the average selling price per tonne of anthracite coal production from CNY232 (US$37) for the year of 2010 to CNY297 (US$48) for the year ended December 31, 2011, and (iv) an increase in the average selling price per tonne of iron concentrates from CNY1,047 (US$168) for the year ended December 31, 2010 to CNY1,241 (US$199) for the same period of 2011, which is partially off-set by the drop in production volume of zinc and iron concentrates by the metal segment.

Sales of internally-produced anthracite in our coal segment increased by CNY33.48 million (US$5.37 million), or 86.59%, from CNY38.67 million (US$6.21 million) in 2010 to CNY72.15 million (US$11.58 million) in 2011. The increase was mainly contributed by the rise in both sales volume and selling price in 2011. The sales volume of anthracite mined increased by 76,885 tonnes from 166,362 tonnes in 2010 to 243,247 tonnes in 2011. The increase was primarily attributable to the commencement of commercial production of Gouchang Coal in 2011. The average selling price of internally-produced anthracite was CNY297 (US$48) per tonne in 2011, representing an increase of CNY65 (US$10), or 28.02%, from CNY232 (US$37) in 2010.

Anthracite trading in our coal segment constituted a new business in 2011. Sales totaled CNY33.06 million (US$5.31 million) in 2011.

Sales generated from our metal segment’s operation were mainly derived from sales of zinc concentrates, iron concentrates and micaceous iron oxide-grey. Sales of zinc dropped by CNY4.15 million (US$0.67 million), or 28.44%, from CNY14.58 million (US$2.34 million) in 2010 to CNY10.43 million (US$1.67 million) in 2011. The decrease was primarily attributable to the decrease in both our zinc sales volume and sales price in 2011. In 2011, we sold 1,013 tonnes of zinc, representing a decrease of 394 tonnes, or 28%, from 1,408 tonnes in 2010. The decrease in zinc concentrates production was primarily due to the temporary production suspension order of all mines in Wuhu city in the fourth quarter of 2011 by the Wuhu municipal government for inspection as a result of a mine accident in Wuhu city. In addition, the selling price of zinc in 2011 slightly decreased by CNY64 (US$10) per tonne, or 0.61%, from CNY10,358 (US$1,662) in 2010 to CNY10,294 (US$1,652) in 2011. Sales of iron concentrates also dropped by CNY10.44 million (US$1.68 million), or 28.45%, from CNY36.69 million (US$5.89 million) in 2010 to CNY26.25 million (US$4.21 million) in 2011. The decrease in iron concentrates sales was mainly caused by a drop in sales volume in 2011, partly offset by a rise in the selling price of iron concentrates. The sales volume of iron decreased by 13,879 tonnes from 35,042 tonnes in 2010 to 21,163 tonnes in 2011. The decrease in iron concentrates production was primarily due to the temporary production suspension order of all mines in Wuhu city in the fourth quarter of 2011 by Wuhu municipal government for inspection as a result of a mine accident in Wuhu city. The average selling price of iron is CNY1,241 (US$199) per tonne in 2011, representing an increase of CNY194 (US$31), or 18.47%, from CNY1,047 (US$168) in 2010. Sales of micaceous iron oxide-grey increased by CNY0.77 million (US$0.12 million), or 39.34%, from CNY1.96 million (US$0.31 million) in 2010 to CNY2.73 million (US$0.44 million) in 2011. The increase was due to an increase in sales volume of micaceous iron oxide-grey, partly offset by a slight decrease in the average selling price of micaceous iron oxide-grey in 2011. We sold 1,424 tonnes of micaceous iron oxide-grey in 2011, representing an increase of 417 tonnes, or 41.41% from 1,007 tonnes in 2010. However, the average selling price of micaceous iron oxide-grey dropped slightly by CNY29 (US$5) per tonne, or 1.51%, from CNY1,949 (US$313) in 2010 to CNY1,920 (US$308) in 2011.

The Company’s gross profit for the year ended December 31, 2011 increased to CNY52.62 million (US$8.45 million) with a gross profit margin of 35.52%, compared to CNY39.82 million (US$6.39 million) with a gross profit margin of 42.65% for the year ended December 31, 2010. Gross profit increased approximately CNY12.80 million (US$2.05 million), or 32.15%, was mainly due to (i) an increase in the anthracite trading business by our coal segment in 2011; and (ii) a rise in iron selling prices of approximately 18.74% compared to the prior year in the metal segment, partly offset by a decrease in iron production volume of approximately 39.61%. The gross profit or gross profit margin on sales of internally-produced anthracite in our coal segment for the year ended December 31, 2011 was CNY28.09 million (US$4.51 million) or approximately 38.94%, compared to CNY13.22 million (US$2.12 million) or approximately 34.18% for the period from March 18, 2010 (acquisition date) to December 31, 2010. The increase in gross profit was primarily due to the increase of anthracite volume sold and the increase of anthracite selling price. The gross profit or gross profit margin on sales of anthracite trading in our coal segment for the year ended December 31, 2011 was CNY2.83 million (US$0.45 million) or approximately 8.56%.

The gross profit or gross profit margin on sales of zinc for the year ended December 31, 2011 was CNY6.11 million (US$0.98 million) or 58.61%, compared to CNY7.59 million (US$1.22 million) or 52.08% for the same period in 2010. The slight drop in gross profit was mainly caused by the decrease in zinc volume sold. The gross profit or gross profit margin on sales of iron for the year ended December 31, 2011 was CNY14.57 million (US$2.34 million), or approximately 55.51%, compared to CNY18.76 million (US$3.01 million), or 51.52% for the same period in 2010. The decrease in gross profit was primarily caused by the decrease in iron volume sold, which was partly offset by a higher selling price of iron concentrates.

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

Administrative Expenses

2012 vs 2011

Administrative expenses are mainly comprised of salaries and staff welfare expenses, contribution to retirement fund, utilities, depreciation expenses, impairment of exploration right, legal and professional fees, travel and entertainment expenses, losses on suspension of production and office expenses.

Administrative expenses in 2012 increased by CNY23.09 million (US$3.71 million), or 31.34% to CNY96.76 million (US$15.53 million) from CNY73.67 million (US$11.82 million) in 2011. This increase was mainly caused by (i) the increase in professional expense amounting to CNY9.14 million (US$1.47 million) in relation to the preparation of proposed spin-off of its coal division outside the US; (ii) the increase in payroll expense amounting to CNY7.94 million (US$1.27 million) due to the increase in administrative staff; and (iii) the rise in entertainment expense of CNY3.54 million (US$0.57 million) following the expansion in operation.

2011 vs 2010

Administrative expenses in 2011 decreased by CNY15.12 million (US$2.43 million), or 17.03% to CNY73.67 million (US$11.82 million) from CNY88.79 million (US$14.25 million) in 2010. The decrease in 2011 was mainly due to the full recognition of share-based compensation amounting to CNY26.02 million (US$4.18 million) in 2010, partly offset by the increase in salary, entertainment, travelling expense and office expense attributable to the new coal segment amounting to CNY8.91 million (US$1.43 million).

Other Operating Expenses, net

2012 vs 2011

Other operating expense for the year ended December 31, 2012 increased by CNY2.53 million (US$0.41 million) from CNY1.55 million (US$0.25 million) for the year ended December 31, 2011 to CNY4.08 million (US$0.66 million). The increase was primarily caused by the increase in mine recovery expense of Yangchong mine amounting to CNY3.51 million (US$0.56 million). The increase was partly offset by the one-off government grant by the metal segment amounting to CNY1.02 million (US$0.16 million).

2011 vs 2010

Other operating expense for the year ended December 31, 2011 decreased by CNY7.48 million (US$1.20 million) to CNY1.55 million (US$0.25 million) from CNY9.03 million (US$1.45 million) for the year ended December 31, 2010. The drop was primarily attributable to (i) the decrease in the penalty for operation accident amounting to CNY3.30 million (US$0.53 million); and (ii) the decrease in the compensation cost to local residents for the closure of old production system amounting to CNY2.60 million (US$0.42 million).

Finance Cost

2012 vs 2011

Finance cost increased to CNY44.86 million (US$7.20 million) in 2012, from CNY32.22 million (US$5.17 million) in 2011. This increase was mainly caused by (i) the rise in the average interest rate of bank borrowing from 7.65% for the same period of 2011 to 8.34% for the year of 2012; and (ii) the increase in bank borrowing for 2012, as compared to 2011.

2011 vs 2010

Finance cost increased to CNY32.22 million (US$5.17 million) in 2011, from CNY6.01 million (US$0.96 million) in 2010. This increase was mainly caused by (i) the rise in base lending rate as stipulated by the People’s Bank of China, for example, from 5.81% as of December 31, 2010 to 6.56% as of December 31, 2011 for a one-year loan; and (ii) the increase in bank borrowing for 2011, as compared to 2010.

Gain on Disposal of Associates

2012 vs 2011

No gain in disposal of associates was recorded for the years ended December 31, 2012 and 2011.

2011 vs 2010

No gain in disposal of associates was recorded for the year ended December 31, 2011. Gain on disposal of associates of CNY30.57 million (US$4.91 million) in 2010 was attributable to a CNY7.27 million (US$1.17 million) gain from the disposal of a 45% equity interest in Guangdong Longchuan in January 2010, and CNY23.30 million (US$3.74 million) from the disposal of a 48% equity interest in Hainan Nonferrous Metal in December 2010.

Gain from Bargain Purchase of a Subsidiary

2012 vs 2011

No gain from bargain purchase of a subsidiary was recorded for the year ended December 31, 2012 and 2011.

2011 vs 2010

No gain from bargain purchase of a subsidiary was recorded for the year ended December 31, 2011. Gain from bargain purchase of a subsidiary of CNY624.15 million (US$100.17 million) in 2010 was derived from the acquisition of Guizhou Puxin and its subsidiaries other than Guizhou Yongfu, Bijie Feishang and Yangpu Dashi (and its direct subsidiary Guizhou Dayun) in March 2010. The difference between the fair value recognized by the Shareholder of CNY774.15 million (US$124.25 million) and the purchase price paid to unrelated third parties by the Shareholder of CNY150 million (US$24.07 million) was recognized as gain from the bargain purchase of a subsidiary in 2010.

Non-operating Income (Expense), net

2012 vs 2011

Non-operating income (expense) for the year ended December 31, 2012 decreased by CNY6.70 million (US$1.08 million) to a net expense of CNY2.40 million (US$0.39 million) from a net income of CNY4.30 million (US$0.69 million) for the year ended December 31, 2011. The decrease was primarily caused by (i) the write back of over-accrued liabilities amounting to CNY5.26 million (US$ 0.84 million) by the metal segment in 2011 which did not recur in 2012; (ii) the increase in sponsorships and special contribution to the community and government organizations amounting to CNY1.45 million (US$0.23 million).

2011 vs 2010

Non-operating income (expense) for the year ended December 31, 2011 increased by CNY6.17 million (US$0.99 million) to a net income of CNY4.30 million (US$0.69 million) from a net expense of CNY1.87 million (US$0.30 million) for the year ended December 31, 2010. The increase was primarily attributable to the reversal of long-outstanding payables amounting to CNY5.26 million (US$0.84 million) in the metal segment that were deemed to be no longer due.

Income Tax Expense

Management believes that the Company is not subject to taxes in the United States.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

2012 vs 2011

Income tax expense turned from an expense of CNY14.04 million (US$2.25 million) in 2011 to a benefit of CNY16.18 million (US$2.60 million) in 2012. The decrease was mainly contributed by (i) the decrease in deferred income tax expense amounting to CNY29.97million (US$4.81 million) arising from the recognition of deferred tax assets amounting to CNY31.81 million (US$5.11 million) in 2012; and (ii) the decrease in current income tax expense amounting to CNY0.25 million (US$0.04 million).

2011 vs 2010

Income tax expense increased to CNY14.04 million (US$2.25 million) in 2011 from CNY12.22 million (US$1.96 million) in 2010. The rise was mainly caused by the increase in current income tax expense amounting to CNY3.66 million (US$0.59 million), which was partly offset by the decrease in deferred income tax expense amounting to CNY1.84 million (US$0.30 million).

Profit (Loss) Attributable to Owners of the Company

2012 vs 2011

As a result of the foregoing, loss attributable to owners of the Company increased by CNY23.72 million (US$3.81 million) from a net loss of CNY65.98 million (US$10.59 million) for the year ended December 31, 2011 to a net loss of CNY89.70 million (US$14.40 million) for the year ended December 31, 2012. The increase was mainly due to (i) the increase of administrative expenses by amounting to CNY23.09 million (US$3.71 million) in 2012; (ii) the increase of finance cost by amounting to CNY12.64 million (US$2.03 million) in 2012; and (iii) the increase of non-operating expense by amounting to CNY6.70 million (US$1.08 million) in 2012. The increase was partly offset by the decrease in income tax expense amounting to CNY30.22 million (US$4.85 million).

2011 vs 2010

As a result of the foregoing, profit (loss) attributable to owners of the Company decreased by CNY638.23 million (US$102.43 million) from a net profit of CNY572.25 million (US$91.85 million) for the year ended December 31, 2010 to a net loss of CNY65.98 million (US$10.59 million) for the year ended December 31, 2011. The drop was mainly due to (i) the one-time item in 2010, including CNY624.15 million (US$100.17 million) bargained purchase gain relating to Guizhou Puxin’s acquisition in 2010 and the gain amounting to CNY30.57 million (US$4.91 million) on the disposal of a 45% equity interest in Guangdong Longchuan and a 48% interest in Hainan Non-ferrous Metal in 2010, and (ii) the increase of finance cost by CNY26.21 million (US$4.21 million) in 2011. The decrease was partly offset by (i) the CNY12.80 million (US$2.05 million) increase in gross profits; and (ii) the share-based compensation amounting to CNY26.02 million (US$4.18 million) which was fully recognized in 2010.

Critical Accounting Policies

Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and assumptions. We believe that the following are some of the more significant judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue recognition

The Group sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognized when the significant risks and rewards of ownership have passed to the customer and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of the product by the customer.

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

The price adjustment fund (“PAF”) was imposed by the Guizhou Provincial Government of the PRC at predetermined rates and on the quantity of coal sold by entities operated in the Guizhou Province. The PAF paid can be claimed as a deductible expense for corporate income tax purposes and the amount claimed is based on the actual amount paid.

Property, plant and equipment

Property, plant and equipment is comprised of buildings, mining structures, mining rights, machinery and equipments, motor vehicle, exploration rights and construction in progress.

Exploration rights are capitalized and amortized over the term of the license granted to the Group by the authorities.

When proved and probable reserves have been determined, costs incurred to develop coal mines are capitalized as part of the cost of the mining structures.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortization and any impairment losses. The costs of mining rights are initially capitalized when purchased. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalized and are amortized upon productions based on actual units of production over the estimated proven and probable reserves of the mines. For mining rights in which proven and probable reserves have not yet been established, the Group assesses the carrying value for impairment at the end of each reporting period. The Group’s rights to extract minerals are contractually limited by time. However, the Group believes that it will be able to extend licenses, as it has in the past.

Mining related buildings & mining structures and mining related machinery & equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which probable reserves have been established are depreciated upon production based on actual units of production over the estimated proven and probable reserves of the mines.

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

Depreciation is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset. Estimated useful lives are as follows:

Non-mining related buildings	15 - 35 years
Non-mining related machinery and equipment	5 - 15 years
Motor vehicles	5 - 8 years

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

Asset retirement obligations

The Group’s legal or constructive obligations associated with the retirement of non-financial assets are recognized at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalized asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance cost in the consolidated income statements. Any difference between the recorded obligation and the actual costs of reclamation is recorded in income statements in the period the obligation is settled.

Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 1 Amendments	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards – Government Loans[2]
IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments:
Disclosures – Offsetting Financial Assets and Financial Liabilities[2]
IFRS 9	Financial Instruments[4]
IFRS 10	Consolidated Financial Statements[2]
IFRS 11	Joint Arrangements[2]
IFRS 12	Disclosure of Interests in Other Entities[2]
IFRS 10, IFRS 11, and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance[2]
IFRS 10, IFRS 12 and IAS 27 (2011) Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 (2011) – Investment Entities[3]
IFRS 13	Fair Value Measurement[2]
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income[1]
IAS 19 Amendments	Amendments to IAS 19 Employee Benefits[2]
IAS 27 (Revised)	Separate Financial Statements[2]
IAS 28 (Revised)	Investments in Associates and Joint Ventures[2]
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities[3]
IFRIC 20*	Stripping Costs in the Production Phase of a Surface Mine[2]
Annual Improvements 2009-2011 Cycle	Amendments to a number of IFRSs issued in May 2012[2]

———————

* Not applicable to the Group since all mines are underground

1 Effective for annual periods beginning on or after July 1, 2012

2 Effective for annual periods beginning on or after January 1, 2013

3 Effective for annual periods beginning on or after January 1, 2014

4 Effective for annual periods beginning on or after January 1, 2015

Further information about those IFRSs that are expected to significantly affect the Group is as follows:

The IFRS 7 Amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. The Group expects to adopt the amendments from January 1, 2013.

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortized cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

In October 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”). The remainder of the change in fair value is presented in the income statement, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in the income statement. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on hedge accounting and impairment of financial assets continues to apply. The Group expects to adopt IFRS 9 from January 1, 2015. The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities or structured entities. It includes a new definition of control which is used to determine which entities are consolidated. The changes introduced by IFRS 10 require management of the Group to exercise significant judgment to determine which entities are controlled, compared with the requirements in IAS 27 and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC 12. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Group.

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly-Controlled Entities – Non-Monetary Contributions by Venturers. It describes the accounting for joint arrangements with joint control. It addresses only two forms of joint arrangements, i.e., joint operations and joint ventures, and removes the option to account for joint ventures using proportionate consolidation.

IFRS 12 includes the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities that are previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities.

In July 2012, the IASB issued amendments to IFRS 10, IFRS 11 and IFRS 12 which clarify the transition guidance in IFRS 10 and provide further relief from full retrospective application of these standards, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. The amendments clarify that retrospective adjustments are only required if the consolidation conclusion as to which entities are controlled by the Group is different between IFRS 10 and IAS 27 or SIC 12 at the beginning of the annual period in which IFRS 10 is applied for the first time. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.

The amendments to IFRS 10 issued in December 2012 include a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them. Consequential amendments were made to IFRS 12 and IAS 27 (Revised). The amendments to IFRS 12 also set out the disclosure requirements for investment entities. The Group expects that these amendments will not have any impact on the Group as the Group is not an investment entity as defined in IFRS 10.

Consequential amendments were made to IAS 27 and IAS 28 as a result of the issuance of IFRS 10, IFRS 11 and IFRS 12. The Group expects to adopt IFRS 10, IFRS 11, IFRS 12 and the consequential amendments to IAS 27 and IAS 28 from January 1, 2013.

IFRS 13 provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard does not change the circumstances in which the Group is required to use fair value, but provides guidance on how fair value should be applied where its use is already required or permitted under other IFRSs. The Group expects to adopt IFRS 13 prospectively from January 1, 2013.

The IAS 1 amendments change the grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss at a future point in time would be presented separately from items which will never be reclassified. The Group expects to adopt the amendments from January 1, 2013.

The IAS 19 Amendments include a number of amendments that range from fundamental changes to simple clarifications and re-wording. The amendments introduce significant changes in the accounting for defined benefit pension plans including removing the choice to defer the recognition of actuarial gains and losses. Other changes include modifications to the timing of recognition for termination benefits, the classification of short-term employee benefits and disclosures of defined benefit plans. The Group expects to adopt the IAS 19 Amendments from January 1, 2013.

The IAS 32 Amendments clarify the meaning of “currently has a legally enforceable right to set off” for offsetting financial assets and financial liabilities. The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2014.

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations on the Group’s financial statements and is not expecting any significant impact on the Group’s financial position and results.

Improvements to IFRSs

Apart from the above, the IASB has also issued improvements to IFRSs which set out amendments to a number of IFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, financial position or performance of the Group. While the adoption of some of the amendments when they will become effective after July 1, 2012 may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash, proceeds from sales of securities, short-term/ long-term bank loans and non-interest bearing loans from the Shareholder and its affiliates.

Total debt consists of the following:

	December 31,
	2011	2012
	CNY’000	CNY’000	US$’000
Bank Loans
Guizhou Yongfu CNY200 million long-term loan	188,742	200,000	32,100
Guizhou Yongfu CNY50 million long-term loan	50,000	45,000	7,222
Guizhou Puxin CNY150 million long-term loan	150,000	100,000	16,050
Guizhou Puxin CNY20 million short-term loan	20,000	—	—
Guizhou Puxin CNY30 million short-term loan	30,000	—	—
Guizhou Puxin CNY50 million short-term loan	50,000	—	—
Guizhou Puxin CNY70 million short-term loan	70,000	—	—
Guizhou Puxin CNY20 million short-term loan	—	20,000	3,210
Guizhou Puxin CNY30 million short-term loan	—	30,000	4,815
Guizhou Puxin CNY100 million short-term loan	—	100,000	16,050
Guizhou Puxin CNY60 million short-term loan	—	60,000	9,630
Guizhou Puxin CNY25 million short-term loan	—	25,000	4,012
Guizhou Puxin CNY30 million short-term loan	—	30,000	4,815
Xinsong Coal CNY50 million long-term loan	50,000	50,000	8,025
Linjiaao Coal CNY90 million long-term loan	90,000	81,630	13,101
Guizhou Dayun CNY300 million long-term loan	50,000	180,000	28,890
Guizhou Dayun CNY150 million long-term loan	—	10,000	1,605
Dayuan Coal CNY100 million long-term loan	—	81,900	13,145
Mining right payables
Guizhou Yongfu	59,538	53,538	8,593
Guizhou Dayun	58,300	46,640	7,486
Gouchang Coal	1,752	—	—
Linjiaao Coal	6,400	3,200	514
Non-interest bearing loans from the Shareholder and its affiliates	447,134	677,663	108,764
Total	1,321,866	1,794,571	288,027

On February 2, 2009, Guizhou Yongfu, an indirect 70%-owned subsidiary of the Company, entered into a bank financing agreement to fund construction and development of the Yongsheng Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, in the PRC. Guizhou Yongfu owns the mining rights to the Yongsheng Mine. The CNY200 million (US$32.10 million) long-term loan is being provided by the Chongqing Branch of China Minsheng Banking Corp. Ltd. The loan is to be paid in annual installments of principal commencing in 2013 and terminating in 2017. Repayment of the loans is expected to be financed by the operating cash flow of Guizhou Yongfu and other forms of bank borrowings/ equity financing. The loan bears interest, payable quarterly, at a floating rate equal to 30% above the over-5-year base lending rate stipulated by The People’s Bank of China (currently 6.55% per annum, resulting in a current annual interest rate of 8.52% per annum). The loan is also secured by Guizhou Yongfu’s mining permit covering the mine, and payment of the loan is guaranteed by Pingxiang Iron & Steel Co. Ltd. (“Pingxiang”). Pingxiang was a related company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of the Company. Upon the disposition by Mr. Li Feilie in January 2013, Pingxiang became an independent third party thereafter. Guizhou Yongfu fully drew down CNY200.00 million (US$32.10 million) of the loan by December 31, 2012. The Yongsheng Mine is under construction. Guizhou Yongfu intends to finance the balance of the estimated construction costs through a combination of internally generated funds and additional third-party loans. The CNY2 million (US$0.32 million) first installment of the loan was repaid on January 31, 2013 and the CNY8 million (US$1.28 million) second installment of the loan was repaid on March 14, 2013.

On January 12, 2010, Guizhou Yongfu received a CNY50 million (US$8.02 million) long-term bank loan from Bank of China Corp. Ltd., to be repaid in installments over five years commencing in 2012. The purpose of the loan is to finance the construction of the Yongsheng Mine. The loan bears a floating annual interest rate of 6.55% (the over-5-year official base lending rate stipulated by The People’s Bank of China) (currently 6.55% per annum). Guizhou Yongfu fully drew down the loan in January 2010. The loan is secured by Guizhou Yongfu’s mining permit covering the mine, and the payment of the loan is guaranteed by Pingxiang. The CNY5 million (US$0.80 million) first installment of the loan was repaid on January 16, 2012 and CNY10 million (US$1.60 million) second installment of the loan was repaid on January 16, 2013.

On June 10, 2010, Guizhou Puxin received a CNY10 million (US$1.60 million) short-term bank loan from Guiyang Branch of Shanghai Pudong Development Bank Co. Ltd., with a maturity date of June 8, 2011. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 20% above the then 1-year base lending rate stipulated by The People’s Bank of China (5.31% per annum, resulting in an annual interest rate of 6.372% per annum). Guizhou Puxin fully drew down the loan in June 2010. The payment of the loan is guaranteed by Wuhu Port Co. Ltd. (“Wuhu Port”), a related company. The loan was repaid on June 8, 2011.

On June 18, 2010, Guizhou Puxin received a CNY20 million (US$3.21 million) short-term bank loan from Guiyang Branch of Shanghai Pudong Development Bank Co. Ltd., with a maturity date of June 18, 2011. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 20% above the then 1-year base lending rate stipulated by The People’s Bank of China (5.31% per annum, resulting in an annual interest rate of 6.372% per annum). Guizhou Puxin fully drew down the loan in June 2010. The payment of the loan is guaranteed by Wuhu Port. The loan was repaid on June 15, 2011.

On August 24, 2010, Guizhou Puxin received a CNY150 million (US$24.07 million) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd. to finance the acquisition of business projects. The loan is to be repaid in two installments, i.e., CNY50 million (US$8.02 million) and CNY100 million (US$16.05 million), on December 31, 2012 and August 11, 2013, respectively. The loan bears interest, payable quarterly at a floating rate of 30% above the 3-year base lending rate stipulated by The People’s Bank of China (currently 6.15% per annum, resulting in a current annual interest rate of 8.00% per annum). Guizhou Puxin fully drew down the loan as of September 2010. The loan is guaranteed by Mr. Li Feilie, who is also an executive officer, director and principal beneficial owner of the Company. The loan is also guaranteed by Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal, and Guizhou Yongfu, and Wuhu Port. In addition, the loan is collateralized by a pledge of the outstanding capital stock of Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, and Xinsong Coal. The CNY50 million (US$8.02 million) first installment of the loan was repaid on December 31, 2012.

On December 14, 2010, Guizhou Puxin received a CNY70 million (US$11.23 million) short-term bank loan from China Minsheng Banking Corp. Ltd., to be repaid on December 13, 2011. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears interest, payable quarterly at a floating rate equal to 20% above the 1-year base lending rate stipulated by The People’s Bank of China (6.56% per annum, resulting in a current annual interest rate of 7.872% per annum). Guizhou Puxin fully drew down the loan in December 2010. The loan is guaranteed by Wuhu Port and WFID, related companies. The loan was repaid on December 13, 2011.

On February 1, 2011, Guizhou Puxin received a CNY20 million (US$3.21 million) short-term bank loan from China Merchant Bank Limited, to be repaid on January 31, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 7.20% per annum). Guizhou Puxin fully drew down the loan in February 2011. The loan is guaranteed by WFID. The loan was repaid on January 30, 2012.

On February 25, 2011, Guizhou Puxin received a CNY30 million (US$4.81 million) short-term bank loan from China Merchant Bank Limited, to be repaid on February 24, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 7.20% per annum). Guizhou Puxin fully drew down the loan in February 2011. The loan is guaranteed by WFID. The loan was repaid on February 24, 2012.

On April 12, 2011, Guizhou Puxin received a CNY70 million (US$11.23 million) short-term (six-month) banker’s acceptance facility from Bank of Chongqing. The facility allows Guizhou Puxin to provide payment assurance to parties, as needed. The facility is secured by a CNY21 million (US$3.37 million) bank deposit and guaranteed by WFID. The facility was fully repaid on October 12, 2011.

On May 5, 2011, Xinsong Coal received a CNY50 million (US$8.02 million) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd., to be repaid in installments over two years commencing in 2013. The purpose of the loan is to finance the improvement project of the Xinsong Mine. The loan bears a floating annual interest rate equal to 30% above the 3-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.15% per annum, resulting in a current annual interest rate of 8.00% per annum). Xinsong Coal fully drew down loan in May 2011. The loan is secured by Xinsong Coal’s mining permit covering the mine. The loan is also guaranteed by WFID. The CNY5 million (US$0.80 million) first installment of the loan is due to be repaid on May 5, 2013.

On June 30, 2011, Guizhou Puxin received a CNY50 million (US$8.02 million) short-term bank loan (twelve-month) from Shanghai Pudong Development Bank. The purpose of the loan is to finance the working capital of Guizhou Puxin. The payment of the loan is guaranteed by Wuhu Port. The loan bears a floating annual interest rate equal to 50% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 9.00% per annum). Guizhou Puxin fully drew down the loan in July 2011. The loan was repaid on July 1, 2012.

On August 23, 2011, Linjiaao Coal received a CNY90 million (US$14.44 million) long-term bank loan from Bank of Chongqing to be repaid in installments payable from June 2013 to August 2015. The purpose of the loan is to finance the improvement project of the Zhulinzhai Mine. The payment of the loan is guaranteed by Mr. Li Feilie and WFID. The loan bears a floating annual interest rate equal to the 5-year base lending rate stipulated by The People’s Bank of China (currently 6.40% per annum). In addition, Linjiaao paid Bank of Chongqing a lump sum of CNY14.37 million (US$2.31 million) as a consulting fee for arranging the loan. Linjiaao Coal fully drew down the loan during the period from August to December 2011. The CNY8 million (US$1.28 million) first installment of the loan is due to be repaid on June 30, 2013.

On October 18, 2011 and October 26, 2011, Guizhou Puxin received CNY60 million (US$9.63 million) and CNY10 million (US$1.60 million) short-term (six-month) working capital facilities from Bank of Chongqing. The facilities are secured by a CNY21 million (US$3.37 million) bank deposit and guaranteed by WFID. The facilities bear lump sum finance charge payment of CNY35,000 (US$5,617). The facilities were fully repaid on March 30, 2012.

On December 19, 2011, Guizhou Dayun received a CNY300 million (US$48.15 million) long-term bank loan from China Merchants Bank Corp. Ltd., to finance the improvement project of Dayun Mine. The loan is to be repaid in installments over three years commencing in 2015. The loan bears a floating annual interest rate equal to 30% above the over-5-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.55% per annum, resulting in a current annual interest rate of 8.52% per annum). Guizhou Dayun drew down CNY50 million (US$8.02 million), CNY100 million (US$16.05 million) and CNY30 million (US$4.81 million) of the loan in December 2011, January 2012 and March 2012, respectively. The balance of the loan facility can be drawn down as needed in accordance with the construction plan for the mine. The loan is guaranteed by Mr. Li Feilie, Feishang Enterprise, Gouchang Coal and Dayuan Coal. The loan is also secured by the mining permit of Guizhou Dayun. In addition, the loan is collateralized by a pledge of the outstanding capital stock of Dayun Coal.

On January 31, 2012, Guizhou Puxin received and drew down in full in February 2012 a CNY20 million (US$3.21 million) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on January 30, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.80% per annum). The loan is guaranteed by WFID. The loan was repaid on January 28, 2013.

On February 27, 2012, Guizhou Puxin received and drew down in full a CNY30 million (US$4.81 million) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on February 26, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (6.00% per annum, resulting in an annual interest rate of 7.80% per annum). The loan is guaranteed by WFID. The loan was repaid on February 26, 2013.

On April 20, 2012, Guizhou Puxin received and drew down in full a CNY100 million (US$16.05 million) short-term bank loan from China Minsheng Banking Corporation Limited, to be repaid on April 20, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears interest, payable quarterly at a floating rate equal to 50% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 9.00% per annum). The loan is guaranteed by WFID. The loan was repaid on April 20, 2013.

On June 26, 2012, Dayuan Coal received a CNY100 million (US$16.05 million) long-term bank loan from the Guizhou Branch of Bank of Communication to be repaid in installments over three years commencing in December 2012. The purpose of the loan is to finance the improvement project of the Dayuan Mine. The loan bears a floating annual interest rate equal to 30% above the three-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.15% per annum, resulting in a current annual interest rate of 8.00% per annum). Dayuan Coal drew down CNY85 million (US$13.64 million) up to December 31, 2012. The CNY15 million (US$2.41 million) balance of the loan was drawn down on January 11, 2013. The CNY3.10 million (US$0.50 million) first instalment was repaid on December 31, 2012.

On July 20, 2012, Guizhou Puxin received a CNY60 million (US$9.63 million) short-term trust loan from CITIC Trust to be repaid on July 10, 2013. The loan bears a floating interest rate equal to 50% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 9.00% per annum). The loan is guaranteed by Wuhu Port. Guizhou Puxin fully drew down the loan on July 20, 2012.

On September 27, 2012, Guizhou Puxin received a CNY25 million (US$4.01 million) short-term bank loan from Industrial and Commercial Bank of China Limited to be repaid on October 7, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.20% per annum). The loan is guaranteed by each of Feishang Enterprise and Mr. Li Feilie. Guizhou Puxin fully drew down the loan on October 8, 2012.

On November 2, 2012, Guizhou Puxin received a CNY30 million (US$4.81 million) short-term bank loan from China Everbright Bank Chongqing Branch to be repaid on November 2, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 7.20% per annum. The loan is guaranteed by Feishang Enterprise. Guizhou Puxin fully drew down the loan on November 2, 2012.

On December 17, 2012, Guizhou Dayun received a CNY150 million (US$24.07 million) long-term bank loan from Jinsha Sub-branch of Industrial and Commercial Bank of China Limited, to be repaid six years following the date of the initial drawdown. The purpose of the loan is to finance the construction and development of the Dayun Mine. The loan is guaranteed by Feishang Enterprise and Mr. Li Feilie. The loan bears a floating annual interest rate equal to 10% above the over-five-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.55% per annum, resulting in a current annual interest rate of 7.21% per annum). Guizhou Dayun drew down CNY10 million (US$1.60 million) on December 26, 2012. The CNY140 million (US$22.47 million) balance of the loan is expected to be drawn down in accordance with the construction plan for the Dayun Mine.

On January 29, 2013, Guizhou Puxin received and fully drew down a CNY20 million (US$3.21 million) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on January 28, 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.80% per annum). The loan is guaranteed by WFID.

On February 4, 2013, Guizhou Puxin received and fully drew down a CNY20 million (US$3.21 million) short-term bank loan from China Everbright Bank Chongqing Branch to be repaid on February 3, 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 6.30% per annum. The loan is guaranteed by Feishang Enterprise and Mr. Li Feilie.

On February 27, 2013, Guizhou Puxin received and fully drew down a CNY30 million (US$4.81 million) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on February 26, 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 30% above the 1-year base lending rate stipulated by The People’s Bank of China (6.00% per annum, resulting in an annual interest rate of 7.80% per annum). The loan is guaranteed by WFID.

In March 2013, Guizhou Puxin and certain of its subsidiaries received and fully drew down a total of CNY83.60 million (US$13.42 million) long-term entrust loans from Yangpu Banghua Industrial Company Limited, an unrelated third party, to be repaid in March 2016. The purpose of the loans are to finance working capital, mine construction and debt settlement. The loans bear fixed interest rate equal to 20% above the three-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.15% per annum, resulting in a current annual interest rate of 7.38% per annum).

On March 27, 2013, Guizhou Puxin received and fully drew down a CNY400.00 million (US$64.20 million) short-term bank loan from China Minsheng Banking Corporation Limited, to be repaid on March 27, 2014. The purpose of the loan is to satisfy indebtedness owed by Guizhou Puxin to two of its fellow subsidiaries. The loan bears interest, payable quarterly at a floating rate equal to 20% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 7.20% per annum). The loan is guaranteed by Xinsong Coal.

On March 29, 2013, Guizhou Puxin received and fully drew down CNY50 million (US$8.02 million) short-term bank loan from Chongqing Bank Guiyang Branch to be repaid on March 28, 2014. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 40% above the one-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.00 % per annum, resulting in a current annual interest rate of 8.40% per annum). The loan is guaranteed by Feishang Enterprise.

See Item 5.F. for a summary of our contractual obligations for future cash payments at December 31, 2012.

We believe that the Company is in material compliance with its material financial or other covenants in respect of the aforesaid bank financing agreements.

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. We pay our corporate expenses in either Hong Kong dollars or US dollars. Conversion of Renminbi is strictly regulated by the Chinese Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the SAFE but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investment and capital contribution. These transactions must be approved by the SAFE. See Item 10.D. for a further discussion of exchange controls in the PRC.

As of December 31, 2012, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY204,348	204,348	32,797
HK$1,772	1,425	229
US$830	5,171	830
Total	210,944	33,856

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

The following table sets forth the Company’s cash flow for each of the three years ended December 31, 2010, 2011 and 2012:

	Years Ended December 31,
	2010	2011	2012
	CNY'000	CNY'000	CNY'000
Cash at beginning of year	186,582	126,685	136,587
Net cash provided by (used in) operating activities	28,645	(62,132)	(80,979)
Net cash used in investing activities	(372,755)	(494,839)	(365,384)
Net cash provided by financing activities	274,499	566,990	520,753
Net (decrease) increase in cash	(69,611)	10,019	74,390
Effect of exchange rate changes on cash	9,714	(117)	(33)
Cash at end of year	126,685	136,587	210,944

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Years Ended December 31,
	2010	2011	2012
Current ratio	0.54x	0.44x	0.32x
Working capital (CNY'000)	(151,986)	(329,313)	(750,624)
Gearing ratio	52%	58%	67%

The Company’s net cash used by operating activities was CNY80.98 million (US$13.00 million) in 2012 and CNY62.13 million (US$9.97 million) in 2011. They were mainly caused by the operating losses for the corresponding years.

The Company had a net cash outflow from investing activities of CNY365.38 million (US$58.64 million) in 2012, compared to a net cash outflow of 494.84 million (US$79.42 million) in 2011. The decrease was mainly due to (a) a net cash partial payment of CNY125.66 million (US$20.17 million) on the acquisition of Wealthy Year in 2011, which did not recur in 2012; (b) a decrease in term deposits to CNY3.65 million (US$0.59 million) in 2012 from CNY20.00 million (US$3.21 million) in 2011.

Net cash provided by financing activities was CNY520.75 million (US$83.58 million) in 2012, compared to the CNY566.99 million (US$91.00 million) in 2011. This was mainly attributable to (a) the net proceeds of CNY273.16 million (US$43.84 million) from bank loan to finance the construction/ technical innovation of the coal mines; and (b) the net advances from related parties of CNY233.68 million (US$37.51 million).

As of December 31, 2012, the Company has a working capital deficiency of CNY750.62 million (US$120.47 million), and the Company has undrawn loan facilities totaling CNY275.00 million (US$44.14 million). The Shareholder has confirmed its continuous financial support to the Company. Subsequent to year end, the Company has secured additional loan facilities totaling CNY603.60 million (US$96.88 million). The Company is in the process of negotiating loan renewals with its banks. The Company also has held discussions with its bankers about its future borrowing needs and no matters have been drawn to management’s attention to suggest that renewal may not be forthcoming on acceptable terms. The Company’s internal forecasts and projections, taking account of reasonably possibly changes in trading performance, operating as well as capital expenditures, continued Shareholder support and the availability of bank facilities, demonstrate that the Company should be able to operate within the level of its current capacity.

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

As a result of the foregoing, management continues to evaluate the most effective ways in which to grow our operations, provide for liquidity and maximize shareholder values. In this regard, the Company has engaged two investment bankers to jointly advise management with respect to a possible spin-off of to shareholders and foreign listing of the spun-off entity.

As of December 31, 2012, the Company had capital commitments of approximately CNY94.63 million (US$15.19 million) in respect of the mine construction and upgraded mine development projects of the coal mines. As of December 31, 2011, the Company had capital commitments of approximately CNY102.94 million (US$16.52 million) in respect of the mine construction and upgraded mine development projects of the coal mines. The Company intends to finance the capital commitments by internal resources and bank borrowings. See Item 5.F. for a tabular payment schedule of capital commitments of the Company.

The share-based compensation expense, arising from the grant of options to the Chairman and CEO in 2008 to purchase 1,000,000 common shares, amounted to CNY26.02 million (US$4.18 million) each year from 2008 to 2010. It did not have any impact on the Company’s cash flow as it represented the fair value of the stock options granted to officers, directors and key employees without cash outlay.

Except as disclosed above, there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2010, 2011 and 2012. The Company believes that its internally generated funds, bank loans and financial support from the Shareholder will be sufficient to satisfy its anticipated working capital and mine construction needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures ahead in the event of additional acquisitions. We expect to fund acquisitions with cash-on-hand, the issuance of our debt or equity securities, or a combination of both, and we may use our securities to raise capital to be used to fund operations. The use of our securities in this manner may be dilutive to shareholders.

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

Management is cautiously optimistic about the PRC economy, although it is difficult to predict the demand for and the future price trend of iron, zinc, anthracite and other ore, and recent trend information suggests a less than robust less optimism for the price of metals in the near term. These uncertainties may continue to have an impact on the current and future operating results and the financial condition of the Company.

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

As of December 31, 2012, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

Contractual Obligations as at December 31, 2012	Payments due by period
	Total	2013	2014-2015	2016-2017	Later years
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Repayment on bank loan	1,013,530	443,900	339,630	230,000	—
Interest payment on bank loan	149,070	64,488	70,770	13,812	—
Payment on mining right payable	103,378	25,568	44,735	33,075	—
Interest payment on mining right payable	39,380	6,666	15,656	17,058	—
Operating lease obligations	1,825	1,245	580	—	—
Capital commitments	94,625	91,467	3,158	—	—
Assets retirement obligations	10,558	—	—	—	10,558
Total	1,412,366	633,334	474,529	293,945	10,558

G.

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act, or the statutory safe harbors, applies to forward-looking information provided pursuant to Item 5.F above. For our cautionary statement on the forward looking statement in this Annual Report, see “Forward-Looking Statements” on page iii of this Annual Report.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Executive Officers and Directors

The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

Name	Age	Position

Li Feilie	47	Chairman of the Board of Directors and Chief Executive Officer
Tam Cheuk Ho	50	Director and Executive Vice President
Wong Wah On Edward	49	Director, Chief Financial Officer and Secretary
Lam Kwan Sing	43	Non-employee Director
Ng Kin Sing	50	Non-employee Director
Yip Wing Hang	46	Non-employee Director

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

Mr. Tam Cheuk Ho has served as a director of CHNR since December 23, 1993, and as its Chief Financial Officer from November 22, 2004 until January 2008. He served as the Chief Financial Officer and a director of China Resources from December 2, 1994 until completion of the Redomicile Merger. On January 2, 2008, Mr. Tam was promoted to the office of Executive Vice President and, in connection therewith, resigned his position as Chief Financial Officer. From July 1984 through January 1992, he worked at Ernst & Young, Hong Kong and his last position was Audit Manager, and from February 1992 through September 1992, as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Mr. Wong Wah On Edward has been a director of CHNR since January 25, 1999, its Secretary since February 1, 1999 and served as Financial Controller from November 22, 2004 until January 2008. He served as Corporate Secretary, Financial Controller and a director of China Resources from December 30, 1997 until completion of the Redomicile Merger. On January 2, 2008, Mr. Wong was promoted to the office of Chief Financial Officer and, in connection therewith, resigned his position as Financial Controller. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he worked at Ernst & Young, Hong Kong and his last position was Audit Supervisor. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practicing) in Hong Kong.

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

Mr. Ng Kin Sing has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since November 22, 2004, and a member of its compensation committee since November 1, 2007. He served as a director and a member of the audit committee of China Resources from February 1, 1999 until completion of the Redomicile Merger. From March 2012 to present, Mr. Ng has been the director of Sky Innovation Limited, a private investment company. From April 1998 to February 2012, Mr. Ng was the managing director of Action Plan Limited, a private securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

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

Key Employees

The following table sets forth the senior management of metal segment and coal segment, and their ages and positions with metal segment and coal segment:

Name	Age	Position

Xu Chengyin	51	Director and General Manager of Wuhu Feishang
Han Weibing	42	Vice President of CHNR’s Coal Division
Wan Huojin	67	General Manager of CHNR’s Coal Division

Mr. Xu graduated from Changsha Metallurgical Industrial School, and he holds a bachelor’s degree in management from Hunan Correspondence Institute of Party School of CPC. Prior to joining Wuhu Feishang, Mr. Xu was the Deputy General Manager of Anhui Xinke New Materials Co., Ltd., which is a China “A” share listed company. Mr. Xu has more than twenty years experience in the metal smelting industry. Mr. Xu Chengyin has been the Director and General Manager of Wuhu Feishang since November 2011.

Mr. Han Weibing has been the Vice President of our Coal Division since January 2012. Mr. Han joined Feishang Group in 2009 and has extensive experience in the coal mining industry. From 1995 until 2009, Mr. Han served as Deputy General Manager (Human Resources) for China International Marine Containers (Group) Ltd. (CIMC), a listed company in the PRC principally engaged in the manufacture and sale of transportation equipment, such as containers, road transport vehicles and airport ground-handling equipment. Mr. Han held several management positions in business administration and human resources management at CIMC. Mr. Han earned his M.B.A. from Business School of Wright State University, and his E.M.B.A from Sun Yat-sen University. Mr. Han’s experience includes the publication of one of his articles in the field of human resources management in case studies used at universities in China.

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

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2012, to each of the individuals identified in Item 6(A) above.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/ share)	Expiration date
Directors and Officers
Li Feilie	—	—	—	—
Tam Cheuk Ho	—	—	—	—
Wong Wah On Edward	—	—	—	—
Lam Kwan Sing	7,692	—	—	—
Ng Kin Sing	7,692	—	—	—
Yip Wing Hang	7,692	—	—	—
Senior Management
Xu Chengyin	19,099	—	—	—
Han Weibing	52,162	—	—	—
Wan Huojin	54,489	—	—	—

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

In view of the Company’s desire to maximize its fiscal resources at this early stage of the Company’s mining operations, each of the Company’s employee directors has agreed to serve as an executive officer of the Company for a nominal amount of cash compensation (US$1.00 dollar per year). The annual amount of cash compensation may be increased at the end of each year of service at a rate to be determined by the Compensation Committee and approved by the Board of Directors. Our executive directors may, based upon a determination by the Compensation Committee and approval of the board, be granted equity awards under the Company’s equity compensation plan. There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive directors. For each of the three years ended December 31, 2012, no increases in cash compensation were determined by the Compensation Committee under the Service Agreements, and we paid or accrued $nil, $nil and $nil, respectively, for cash compensation to our executive officers for their services as such.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2012:

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

During the years ended December 31, 2010, 2011 and 2012, the Committee did not grant any options to employees and officers to purchase the Company’s common shares under the 2003 Plan. A total of 1,602,183 shares were available for grant as of December 31, 2012. The 2003 Plan terminates on December 18, 2013.

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

At the annual meeting of shareholders in 2012, Messrs. Lam Kwan Sing and Yip Wing Hang were elected to serve as Class II directors until immediately following the annual meeting to be held in 2015 and until their successors have been duly elected and qualified. Messrs. Li Feilie and Ng Kin Sing serve as Class I directors until immediately following the annual meeting to be held in 2014 and until their successors have been duly elected and qualified. Messrs. Tam Cheuk Ho and Wong Wah On Edward serve as Class III directors until immediately following the annual meeting to be held in 2013 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing, Yip Wing Hang and Ng Kin Sing is each an “independent” director as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 5605(a)(2). We are not required to maintain a Board of Directors consisting of a majority of independent directors based upon an exemption from NASDAQ requirements applicable to foreign private issuers whose home jurisdiction does not require the board of directors to consist of a majority of independent directors.

Our officers are elected annually at the Board of Directors meeting following each annual meeting of shareholders, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal, and the terms of applicable employment agreements.

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000 (US$641). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. During the fiscal year ended December 31, 2012, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

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

Each member of the Audit Committee is an independent director, as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 5605(a)(2).

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

The Nominating and Corporate Governance Committee will consider candidates for directors proposed by shareholders, although no formal procedures for submitting the names of candidates for inclusion on management’s slate of director nominees have been adopted. Until otherwise determined by the Nominating and Corporate Governance Committee, a member who wishes to submit the name of a candidate to be considered for inclusion on management’s slate of nominees at the next annual meeting of shareholders must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing member’s name and address, as well as the number of shares beneficially owned. A statement from the candidate must also be furnished, indicating the candidate’s desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the board’s consideration of the shareholder’s candidate. Once a candidate has been identified, the Nominating and Corporate Governance Committee reviews the individual’s experience and background, and may discuss the proposed nominee with the source of the recommendation. If the Nominating and Corporate Governance Committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management’s slate of director nominees to be submitted for election to the board.

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

•

the compensation of our executive officers is recommended but not determined by an independent committee of the board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation;

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

D.

Employees

As of December 31, 2012, (a) the metal segment employed 348 persons on a full time basis, (b) the coal segment employed 1,643 persons on a full time basis, and (c) the corporate segment employed 18 persons on a full time basis. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees at the end of each of the past two financial years, including their principal category of activity and geographic location.

		Years Ended December 31,
		2011	2012

Hong Kong	Accounting, administration and management	7	7
		7	7

The PRC	Accounting, administration and management	145	192
	Sales and quality inspection	14	26
	Purchasing and supplies	23	28
	Production	1,164	1,526
	Cashier	11	12
	Others	157	218
		1,514	2,002

Total		1,521	2,009

E.

Share Ownership

The following table sets forth, as of April 24, 2013, the share ownership of the Company’s common shares by each of our directors, executive officers and key employees.

As of April 24, 2013, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%
Tam Cheuk Ho	281,926		1.13%
Wong Wah On Edward	400,000		1.61%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Xu Chengyin	—		—
Han Weibing	—		—
Wan Huojin	—		—
Officers and directors as a group (9 persons)	15,462,519		62.07%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of April 24, 2013, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

As of April 24, 2013, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

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

(2)

Consists of 2,250,000 outstanding common shares. Based upon its filings with the SEC, we understand that Rosetta Stone Capital Limited is owned 32.5% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Smartmind Investments Limited and 3.33% by Mr. Yuen Kin Lo. Mr. Guozhong Xie is the sole director of Rosetta Stone Capital Limited, Ms. Pan Pan Hui is the sole shareholder and director of Keen View Investments Limited, Ms. Yi Mei Liu is a controlling shareholder and director of Sun Fortune Investments Limited and Ms. Yunxiao Zhao is the sole shareholder and director of Smartmind Investments Limited. We also understand that Rosetta Stone Capital Limited maintains an office at 10th Floor, Center Point, 181 Gloucester Road, Hong Kong.

Significant Changes in Ownership

During the past three years, there have been no significant changes in the percentage ownership held by any major shareholder.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of December 31, 2012, on that date our common shares were held of record by a total of 181 persons, 168 of whom, who held approximately 29.15% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge, (a) there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company and (b) except as otherwise disclosed in this Annual Report, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

Business Acquisitions

On April 30, 2010, the Company acquired all of the issued and outstanding capital stock of Wealthy Year, a BVI company, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A., above.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2010	2011	2012
	CNY’000	CNY’000	CNY’000
CHNR’s payment of its share of office rental, rates and others to Anka Consultants Limited (“Anka”) (1)	982	1,234	1,385

———————

(1)

The Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, whereby the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka.

Receivables/ Payables with Related Parties

Loans with related companies are summarized as follows:

	As of December 31,
	2011	2012
	CNY’000	CNY’000
Receivables from related parties
Other receivables
Wuhu Feishang Non-metal Material Co. Ltd. (“WFNM”) (1)	774	—

Payables to related parties
Feishang Enterprise Group Limited (“Feishang Enterprise”) (2)	184,477	411,053
Feishang Group (3)	262,657	266,610

———————

(1)

Represents payments made by Wuhu Feishang on behalf of WFNM and offset against amounts owed by Wuhu Feishang to WFNM. The maximum outstanding amount during the year ended December 31, 2012 was CNY774,000 (US$124,226).

(2)

Payable to Feishang Enterprise from Feishang Management for the net amount of expenses paid by Feishang Enterprise on behalf of Guizhou Puxin and certain other subsidiaries.

(3)

Payable to Feishang Group for the acquisition of Wealthy Year.

WFNM, Feishang Enterprise, and Feishang Group are entities controlled by Mr. Li Feilie who is also an executive officer, director, and principal beneficial owner of the Company.

Loan Guarantee provided by Related Companies

See Item 5.B. above for a more detailed description of the loans that have been guaranteed by related parties.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2010, 2011 and 2012 are included herewith as Appendix A and are incorporated herein by reference.

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

See Item 3.A. for the details of reserve allocation of PRC’s subsidiaries.

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

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the annual high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each of the five preceding fiscal years. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

Fiscal Year ended:
December 31, 2012	$9.06	$3.61
December 31, 2011	$17.05	$6.80
December 31, 2010	$17.87	$8.27
December 31, 2009	$14.83	$8.82
December 31, 2008	$26.30	$7.99

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2011 and 2012. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

2012 Fiscal Year, quarter ended:
March 31, 2012	$9.06	$7.06
June 30, 2012	$7.82	$3.61
September 30, 2012	$8.54	$3.66
December 31, 2012	$6.54	$4.30

2011 Fiscal Year, quarter ended:
March 31, 2011	$17.05	$12.22
June 30, 2011	$13.76	$8.83
September 30, 2011	$11.86	$8.00
December 31, 2011	$10.40	$6.80

The following table sets forth the monthly high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Month Ended:
March 31, 2013	$5.30	$4.70
February 28, 2013	$5.99	$4.80
January 31, 2013	$6.18	$4.34
December 31, 2012	$5.25	$4.30
November 30, 2012	$5.85	$5.21
October 31, 2012	$6.54	$5.68

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

•

Sales and Purchase Master Contract dated June 1, 2011 by and between Huludao Zinc Industry Co., Ltd. and Wuhu Feishang.

•

Loan Agreement dated December 19, 2011 by and between Guizhou Dayun and China Merchant Bank Limited.

•

Loan Agreement dated December 17, 2012 by and between Guizhou Dayun and Industrial and Commercial Bank of China.

•

Loan Agreement dated March 27, 2013 by and between Guizhou Puxin and China Minsheng Banking Corp. Ltd.

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

I.

Subsidiary Information

See Exhibit 8 for further information about our subsidiaries.

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

As of December 31, 2012, the interest rates for only 12.53% of our interest bearing debts were fixed. The weighted average tenure of the outstanding fixed interest rate loan was approximately 0.45 years. As of December 31, 2011, fixed interest rate loan constituted approximately 8.00% of our total outstanding interest bearing debts. The weighted average tenure of the outstanding fixed interest rate loan was approximately 0.25 years. The weighted average tenure of the outstanding fixed interest rate loan has been decreased from 0.25 years in 2011 to 0.45 years in 2012. A fixed interest rate can reduce the volatility of finance costs in uncertain markets. In view of the anticipated increases in interest rates, the Company intends to seek more bank loans with fixed interest rates.

The following table sets forth additional information about the expected maturity dates of our outstanding bank loan and mining right payable as of December 31, 2012:

	2013	2014	2015	2016	2017	2018	Total
	(CNY in millions, except percentages)
Bank loan, including current portion of long-term debt.
Principal @fixed rate	140.00	—	—	—	—	—	140.00
Average interest rate	8.181%	—	—	—	—	—

Principal @floating rate	303.90	143.00	196.63	170.00	60.00	—	873.53
Interest rates	7.976%	7.464%	8.028%	8.413%	8.515%	—

Mining right payable
Principal @floating rate	25.57	22.37	22.37	22.37	10.71	—	103.38
Average interest rates	6.457%	6.388%	6.483%	6.480%	6.550%	—

Commodity price risk

The Company is exposed to fluctuation in the prices of zinc, iron and anthracite which we produce and/ or trade. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cashflow. We have not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Company’s sales revenue and gross profit in 2012:

	2012 Actual	Coal Price		Zinc Price		Iron Price
		+ 10%	- 10%	+ 10%	- 10%	+ 10%	- 10%
(CNY in millions, except percentage)
Total Sale	156.67	+14.19	-14.19	+0.24	-0.24	+1.00	-1.00
% Change		+9.06%	-9.06%	+0.15%	-0.15%	+0.64%	-0.64%

Gross Profit	51.74	+14.08	-14.08	+0.24	-0.24	+1.00	-1.00
% Change		+27.21%	-27.21%	+0.46%	-0.46%	+1.93%	-1.93%

There are no material changes in the quantitative figures between 2012 and 2011.

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2012, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2012, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and includes those policies and procedures that:

•

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we determined that, as of December 31, 2012, the Company’s internal control over financial reporting was effective based on those criteria.

Ernst & Young, our independent registered public accounting firm, has performed an audit of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, and, as part of its audit, has issued its report on the effectiveness of the Company's internal control over financial reporting herein as of December 31, 2012. Ernst & Young’s report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, which is not required to be provided under current rules of the Securities and Exchange Commission but has been furnished voluntarily by the Company, is included in this annual report on Form 20-F on page F-3. This audit is performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2012 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid or expect to pay for audit and other services provided by Ernst & Young.

	Fiscal 2011	Fiscal 2012

Audit Fees	US$667,207	US$497,544
Audit-Related Fees	US$95,315	US$389,208
Tax Fees	—	—
All Other Fees	—	—

Total	US$762,522	US$886,752

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst & Young with respect to fiscal year 2012 were pre-approved by the Audit Committee.

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

ITEM 16G.

CORPORATE GOVERNANCE

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by the NASDAQ Stock Market that apply to listed companies. NASDAQ rules include various corporate governance requirements applicable to listed securities. While all NASDAQ-listed companies are subject to certain of these corporate governance requirements, foreign private issuers such as our company are exempt from other corporate governance requirements if the laws of their home jurisdiction do not otherwise require compliance. Since our home jurisdiction does not mandate compliance with some of these NASDAQ rules, we have opted out of compliance with them. A more detailed description of the NASDAQ requirements that we are not subject to is contained elsewhere in this report under Item 6.C – “Board Practices; NASDAQ Requirements.”

ITEM 16H. MINE SAFETY DISCLOSURE

All of the Company’s mining rights cover mines located in the People’s Republic of China and, accordingly, no disclosure is required in response to this Item.

PART III

ITEM 17.

FINANCIAL STATEMENTS

No disclosure is required in response to this Item.

ITEM 18.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Reports of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2011 and 2012

b.

Consolidated income statements for the years ended December 31, 2010, 2011 and 2012

c.

Consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012

d.

Consolidated statements of changes in equity for the years ended December 31, 2010, 2011 and 2012

e.

Consolidated statements of cash flows for the years ended December 31, 2010, 2011 and 2012

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

4.1	China Resources Development, Inc., 2003 Equity Compensation Plan (filed as Appendix B to Schedule 14A, filed November 20, 2003, and incorporated herein by reference).
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

4.4

Trust Agreement of Shareholding dated September 5, 2007 by and between Yunnan Feishang Mining Co. Ltd. and Yangpu Fengyu Industry Development Co. Ltd. (English translation of original Chinese version furnished as Exhibit 99.2 to the Current Report on Form 6-K furnished September 18, 2007, and incorporated herein by reference).

Exhibit No.	Exhibit Description
4.5

Agreement dated December 28, 2007 by and among Beijing SinoTech Institute of Mineral Exploration Co. Ltd., Lueyang Longda Stone Casting Co. Ltd. and Yunnan Feishang Mining Co. Ltd. (English translation of original Chinese version furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished January 11, 2008, and incorporated herein by reference).

4.6

Investors’ Agreement in respect of Guizhou Pucheng Mining Co. Ltd. dated January 26, 2008 by and among Yunnan Feishang Mining Co. Ltd., Yangpu Lianzhong Mining Co. Ltd. and Jiangxi Province Coal Group Company (English translation of original Chinese version furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished February 7, 2008, and incorporated herein by reference).

4.7

Agreement dated February 20, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. in relation to the Sale and Purchase of the Entire Issued Share Capital and the Shareholder’s Loan of Mark Faith Technology Development Limited (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished February 29, 2008, and incorporated herein by reference).

4.8

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

4.10

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

4.14

Letter Agreement dated January 12, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (furnished as Exhibit 10.2 to the Current Report on Form 6-K furnished January 20, 2009, and incorporated herein by reference).

4.15

Loan Agreement dated February 2, 2009 by and between Guizhou Yongfu Mining Co., Limited and China Minsheng Banking Corp. Ltd. (filed as Exhibit 4.21 to the Annual Report on Form 20-F filed June 29, 2009, and incorporated herein by reference).

4.16

Letter Agreement dated July 10, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (furnished as Exhibit 10.2 to the Current Report on Form 6-K furnished July 16, 2009, and incorporated herein by reference).

4.17

Agreement for the Sale and Purchase of the Shares in Mark Faith Technology Development Limited dated September 29, 2009 by and between China Natural Resources, Inc. and Joysight Limited (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished October 6, 2009, and incorporated herein by reference).

4.18

Agreement by and between Yangpu Lianzhong Mining Co., Ltd. and Dongguan City Zhongxian Industrial Investment Co., Ltd. on Stock Transfer of Guangdong Longchuan Jinshi Mining Development Co., Ltd. (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished February 9, 2010, and incorporated herein by reference).

4.19

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Wealthy Year Limited dated April 30, 2010 by and between Feishang Group Limited and China Natural Resources, Inc. (furnished as Exhibit 4.1 to the Current Report on Form 6-K furnished May 11, 2010, and incorporated herein by reference).

Exhibit No.	Exhibit Description
4.20

Loan Agreement dated August 24, 2010 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd. (filed as Exhibit 4.21 to the Annual Report on Form 20-F filed June 30, 2011, and incorporated herein by reference)

4.21

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

4.24

Loan Agreement dated December 19, 2011 by and between Guizhou Dayun Mining Co., Ltd. and China Merchant Bank Limited. (filed as Exhibit 4.25 to the Annual Report on Form 20-F filed April 27, 2012, and incorporated herein by reference)

4.25	Loan Agreement dated December 17, 2012 by and between Guizhou Dayun Mining Co., Ltd. and Industrial and Commercial Bank of China Limited. (filed herewith)
4.26	Loan Agreement dated March 27, 2013 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd. (filed herewith)
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2012 (contained in Financial Statements filed herewith).
7	Computation of Ratios for Fiscal Years ended December 31, 2010, 2011 and 2012 (filed herewith).
8	Subsidiaries of the Registrant (filed herewith).
11	Code of Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1

Consent of Ernst & Young to incorporation of audit report dated April 29, 2013 into registration statement on Form S-8 (SEC File No. 333-146790) and registration statement on Form F-3 (SEC File No. 333-163702) (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: April 29, 2013	By:	/s/ LI FEILIE
Li Feilie, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2011 and 2012

b.

Consolidated income statements for the years ended December 31, 2010, 2011 and 2012

c.

Consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012

d.

Consolidated statements of changes in equity for the years ended December 31, 2010, 2011 and 2012

e.

Consolidated statements of cash flows for the years ended December 31, 2010, 2011 and 2012

f.

Notes to consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Pages

Reports of independent registered public accounting firm	F-2 – F-3

Consolidated statements of financial position	F-4 – F-5

Consolidated income statements	F-6

Consolidated statements of comprehensive income	F-7

Consolidated statements of changes in equity	F-8

Consolidated statements of cash flows	F-9 – F-10

Notes to consolidated financial statements	F-11 – F-60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2012 and 2011, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on criteria established on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Certified Public Accountants

Hong Kong

April 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited internal control over financial reporting of China Natural Resources, Inc. and its subsidiaries as of December 31, 2012, based on criteria established on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The management of China Natural Resources, Inc. is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Natural Resources, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Natural Resources, Inc. and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2012, and our report dated April 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Certified Public Accountants

Hong Kong

April 29, 2013

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2011 AND 2012

(Amounts in thousands)

		December 31,
		2011	2012	2012
	Notes	CNY	CNY	US$
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	4	2,053,173	2,349,914	377,157
Rehabilitation fund	5	26,019	33,052	5,305
Prepayments	8	80,418	117,123	18,798
Deferred tax assets	21	2,825	6,916	1,110

TOTAL NON-CURRENT ASSETS		2,162,435	2,507,005	402,370

CURRENT ASSETS
Inventories	6	11,787	18,403	2,954
Trade and bills receivables	7	31,205	49,275	7,909
Prepayments	8	13,091	5,992	961
Other receivables		21,289	31,909	5,122
Due from related companies	23	774	—	—
Restricted bank deposits		21,000	7,082	1,137
Term deposits with an original maturity over three months		20,000	23,650	3,796
Cash and cash equivalents		136,587	210,944	33,855

TOTAL CURRENT ASSETS		255,733	347,255	55,734

TOTAL ASSETS		2,418,168	2,854,260	458,104

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

DECEMBER 31, 2011 AND 2012

(Amounts in thousands)

		December 31,
		2011	2012	2012
	Notes	CNY	CNY	US$
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bills payables	9	70,882	104,199	16,724
Other payables and accrued liabilities	10	52,173	79,923	12,830
Interest-bearing loans	11	225,000	443,900	71,245
Due to related companies	23	184,477	411,053	65,973
Interest payable		5,979	9,093	1,459
Taxes payable		23,923	24,143	3,875
Mining rights payable	12	22,612	25,568	4,104

TOTAL CURRENT LIABILITIES		585,046	1,097,879	176,210
NET CURRENT LIABILITIES		(329,313)	(750,624)	(120,476)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,833,122	1,756,381	281,894

NON-CURRENT LIABILITIES
Interest-bearing loans	11	523,742	569,630	91,425
Due to the Shareholder	23	262,657	266,610	42,790
Interest payable		18,205	17,894	2,872
Deferred tax liabilities	21	290,043	267,004	42,854
Mining rights payable	12	103,378	77,810	12,488
Asset retirement obligations	13	9,204	10,558	1,695

TOTAL NON-CURRENT LIABILITIES		1,207,229	1,209,506	194,124

TOTAL LIABILITIES		1,792,275	2,307,385	370,334

EQUITY
Issued capital	24	312,081	312,081	50,088
Other capital reserves	24	536,872	536,872	86,167
Reserves		19,209	49,793	7,989
Accumulated losses		(322,714)	(443,001)	(71,101)
Other comprehensive losses		(5,240)	(2,811)	(451)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		540,208	452,934	72,692
NON-CONTROLLING INTERESTS		85,685	93,941	15,078
TOTAL EQUITY		625,893	546,875	87,770

TOTAL LIABILITIES AND EQUITY		2,418,168	2,854,260	458,104

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED INCOME STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2010	2011	2012	2012
	Notes	CNY	CNY	CNY	US$

REVENUES	14	93,354	148,151	156,667	25,145
COST OF SALES	15	(53,539)	(95,534)	(104,925)	(16,841)
GROSS PROFIT		39,815	52,617	51,742	8,304
SELLING AND DISTRIBUTION EXPENSES		(3,303)	(3,282)	(3,887)	(624)
ADMINISTRATIVE EXPENSES		(88,787)	(73,668)	(96,759)	(15,529)
OTHER OPERATING EXPENSES, NET		(9,031)	(1,545)	(4,081)	(655)

OPERATING LOSS		(61,306)	(25,878)	(52,985)	(8,504)

FINANCE COSTS	16	(6,007)	(32,215)	(44,858)	(7,200)
INTEREST INCOME	19	1,112	1,713	2,622	421
SHARE OF LOSSES OF ASSOCIATES		(6,310)	—	—	—
GAIN ON DISPOSAL OF ASSOCIATES	17	30,571	—	—	—
GAIN FROM BARGAIN PURCHASE OF A SUBSIDIARY	3	624,148	—	—	—
NON-OPERATING (EXPENSES) INCOME, NET	18	(1,874)	4,299	(2,401)	(385)

PROFIT (LOSS) BEFORE INCOME TAX	19	580,334	(52,081)	(97,622)	(15,668)

INCOME TAX (EXPENSE) BENEFIT	21	(12,224)	(14,035)	16,175	2,596

PROFIT (LOSS) FOR THE YEAR		568,110	(66,116)	(81,447)	(13,072)

ATTRIBUTABLE TO:
Owners of the Company		572,251	(65,975)	(89,703)	(14,397)
Non-controlling interests		(4,141)	(141)	8,256	1,325
		568,110	(66,116)	(81,447)	(13,072)

EARNINGS (LOSSES) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY:
Basic	22	25.50	(2.79)	(3.60)	(0.58)
Diluted	22	25.15	(2.79)	(3.60)	(0.58)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands)

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
PROFIT (LOSS) FOR THE YEAR	568,110	(66,116)	(81,447)	(13,072)

Other comprehensive income:
Foreign currency translation adjustments	14,760	15,662	2,429	390

Total other comprehensive income for the year, net of tax	14,760	15,662	2,429	390

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR, NET OF TAX	582,870	(50,454)	(79,018)	(12,682)

Attributable to:
Owners of the Company	587,011	(50,313)	(87,274)	(14,007)
Non-controlling interests	(4,141)	(141)	8,256	1,325
	582,870	(50,454)	(79,018)	(12,682)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands)

	Attributable to owners of the Company
	Issued capital (Note 24)	Other capital reserves	Reserves	Accumulated losses	Other comprehensive losses	Total	Non- controlling interests	Total
	CNY	CNY	CNY	CNY	CNY	CNY	CNY	CNY
At January 1, 2010	312,081	301,166	7,331	(231,495)	(35,662)	353,421	25,856	379,277
Profit (loss) for the year	—	—	—	572,251	—	572,251	(4,141)	568,110
Foreign currency translation adjustments	—	—	—	—	14,760	14,760	—	14,760
Total comprehensive income (loss)	—	—	—	572,251	14,760	587,011	(4,141)	582,870
Equity-settled share-based compensation (Note 24)	—	26,016	—	—	—	26,016	—	26,016
Exercise of share options (Note 24)	—	34,976	—	—	—	34,976	—	34,976
Exercise of warrants (Note 24)	—	34,276	—	—	—	34,276	—	34,276
Acquisition of Wealthy Year (Note 3)	—	—	—	—	—	—	64,111	64,111
Deemed distribution to the Shareholder (Note 3)	—	—	—	(585,617)	—	(585,617)	—	(585,617)
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	3,793	(3,793)	—	—	—	—
At December 31, 2010	312,081	396,434	11,124	(248,654)	(20,902)	450,083	85,826	535,909
Loss for the year	—	—	—	(65,975)	—	(65,975)	(141)	(66,116)
Foreign currency translation adjustments	—	—	—	—	15,662	15,662	—	15,662
Total comprehensive (loss) income	—	—	—	(65,975)	15,662	(50,313)	(141)	(50,454)
Exercise of warrants (Note 24)	—	140,438	—	—	—	140,438	—	140,438
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	8,085	(8,085)	—	—	—	—
At December 31, 2011	312,081	536,872	19,209	(322,714)	(5,240)	540,208	85,685	625,893
Loss for the year	—	—	—	(89,703)	—	(89,703)	8,256	(81,447)
Foreign currency translation adjustments	—	—	—	—	2,429	2,429	—	2,429
Total comprehensive (loss) income	—	—	—	(89,703)	2,429	(87,274)	8,256	(79,018)
Appropriation of reserve fund (Note 24)	—	—	12,710	(12,710)	—	—	—	—
Appropriation of enterprise expansion fund (Note 24)	—	—	12,710	(12,710)	—	—	—	—
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	5,164	(5,164)	—	—	—	—
At December 31, 2012	312,081	536,872	49,793	(443,001)	(2,811)	452,934	93,941	546,875
At December 31, 2012 (US$)	50,088	86,167	7,989	(71,101)	(451)	72,692	15,078	87,770

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands)

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
OPERATING ACTIVITIES
Profit (loss) for the year	568,110	(66,116)	(81,447)	(13,072)
Adjustments for:
Depreciation and amortization	12,894	16,902	19,056	3,059
Provision for impairment of property, plant and equipment	—	—	393	63
Provision for impairment of receivables	—	165	3	1
Equity-settled share-based compensation	26,016	—	—	—
Loss on disposal of property, plant and equipment	232	254	194	31
Share of losses of associates	6,310	—	—	—
Accretion expenses	309	896	952	153
Gain from bargain purchase of a subsidiary	(624,148)	—	—	—
Gain on disposal of associates	(30,571)	—	—	—
Deferred income tax expense (benefit)	4,682	2,835	(27,130)	(4,353)
Changes in working capital:
Rehabilitation fund	(15,433)	(5,617)	(7,033)	(1,129)
Trade and bills receivables	57,280	(15,363)	(18,070)	(2,901)
Inventories	(3,602)	(333)	(6,616)	(1,062)
Prepayments	(7,116)	(814)	2,613	419
Other receivables	(3,723)	(6,751)	(10,620)	(1,704)
Trade and bills payables	30,109	8,982	21,996	3,530
Other payables and accrued liabilities	(5,570)	1,404	24,553	3,939
Interest payable	1,305	(470)	(43)	(7)
Taxes payable	11,561	1,894	220	35

Net cash flows from (used in) operating activities	28,645	(62,132)	(80,979)	(12,998)

INVESTING ACTIVITIES
Repayments from related companies	39,796	—	—	—
Prepayment for purchase of a land use right	(4,043)	(14,812)	(12,508)	(2,008)
Purchases of property, plant and equipment	(244,961)	(334,822)	(350,122)	(56,193)
Net proceeds from disposal of property, plant and equipment	3,853	452	896	144
Net cash paid for acquisition of subsidiaries	(371,172)	(125,657)	—	—
Net proceeds from disposal of a subsidiary	169,018	—	—	—
Net proceeds from disposal of associates	34,754	—	—	—
Net cash paid for term deposits with an original maturity over three months	—	(20,000)	(3,650)	(586)

Net cash flows used in investing activities	(372,755)	(494,839)	(365,384)	(58,643)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands)

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
FINANCING ACTIVITIES
Proceeds from interest-bearing loans	318,742	360,000	501,258	80,451
Repayments of interest-bearing loans	—	(100,000)	(228,100)	(36,610)
Proceeds from exercise of share options	34,976	—	—	—
(Increase) decrease of restricted bank deposit	—	(21,000)	13,918	2,234
Proceeds from exercise of warrants	34,276	140,438	—
Repayments to related companies	(59,254)	(273,896)	(212,521)	(34,109)
Advances from related companies	44,998	475,818	446,198	71,614
Repayments to an unrelated third party	(99,239)	—	—	—
Prepayment of deferred bank loan interest	—	(14,370)	—	—
Net cash flows from financing activities	274,499	566,990	520,753	83,580

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(69,611)	10,019	74,390	11,939

NET FOREIGN EXCHANGE DIFFERENCE	9,714	(117)	(33)	(6)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	186,582	126,685	136,587	21,922

CASH AND CASH EQUIVALENTS AT END OF YEAR	126,685	136,587	210,944	33,855

Supplementary disclosures of cash flows information:

Cash receipt of government grants	—	—	1,000	160
Cash paid for income taxes	7,421	13,420	10,405	1,670
Cash receipt of interest	1,112	1,713	2,622	421
Cash paid for interest
(including CNY16,224, CNY30,065, CNY45,609 (US$7,320) capitalized for the years ended December 31, 2010, 2011 and 2012)	17,861	54,162	86,579	13,896

Supplemental disclosure of non-cash investing and financing activities:

Business and asset acquisitions:
Assets acquired	1,378,982	—	—	—
Liabilities assumed	(540,723)	—	—	—

	838,259	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company does not conduct any substantive operation of its own and conducts its primary business operations through its subsidiaries (collectively the “Group”). A list of the Company’s subsidiaries is included in Note 23.

CHNR’s principal shareholder is Feishang Group Limited (“Feishang Group” or, “the Shareholder”), a British Virgin Islands corporation. In the opinion of the directors of the Company, the ultimate parent of CHNR is Laitan Investment Limited, a British Virgin Islands corporation. Mr. Li Feilie, director and beneficial owner of the Shareholder, is the Chairman and Chief Executive Officer (“CEO”) of CHNR.

The consolidated financial statements of the Group for the year ended December 31, 2012 were authorised for issue in accordance with a resolution of the directors on April 29, 2013.

2.1

BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.1

BASIS OF PREPARATION (CONTINUED)

Going concern

As of December 31, 2012, the Group has a working capital deficiency of CNY750,624 (US$120,476), and the Group has undrawn loan facilities totaling CNY275,000 (US$44,137). The Shareholder has confirmed its continuous financial support to the Group. Subsequent to year end, the Group has secured additional loan facilities totaling CNY603,600 (US$96,877) (Note 29). The Group will also enter into loan renewal discussions with the banks in due course and has, at this stage, not sought any written commitment that the loan facilities will be renewed. However, the Group has held discussion with its bankers about its future borrowing needs and no matters have been drawn to its attention to suggest that renewal may not be forthcoming on acceptable terms. Based on the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, operating as well as capital expenditure, continuous Shareholder’s support and availability of bank facilities, the directors believe that the Group will be able to operate within the level of its current capacity.

In view of these, the Group expects it will have sufficient liquidity to finance its operations for the next twelve months. Therefore, the consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Group will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

2.2

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements

IFRS 1 Amendments	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards – Government Loans[2]
IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments:
Disclosures – Offsetting Financial Assets and Financial Liabilities[2]
IFRS 9	Financial Instruments[4]
IFRS 10	Consolidated Financial Statements[2]
IFRS 11	Joint Arrangements[2]
IFRS 12	Disclosure of Interests in Other Entities[2]
IFRS 10, IFRS 11, and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance[2]
IFRS 10, IFRS 12 and IAS 27 (2011) Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 (2011) – Investment Entities[3]
IFRS 13	Fair Value Measurement[2]
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income[1]
IAS 19 Amendments	Amendments to IAS 19 Employee Benefits[2]
IAS 27 (Revised)	Separate Financial Statements[2]
IAS 28 (Revised)	Investments in Associates and Joint Ventures[2]
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities[3]
IFRIC 20*	Stripping Costs in the Production Phase of a Surface Mine[2]
Annual Improvements 2009-2011 Cycle	Amendments to a number of IFRSs issued in May 2012[2]

1 Effective for annual periods beginning on or after July 1, 2012

2 Effective for annual periods beginning on or after January 1, 2013

3 Effective for annual periods beginning on or after January 1, 2014

4 Effective for annual periods beginning on or after January 1, 2015

* Not applicable to the Group since all mines are underground

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.2

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Further information about those IFRSs that are expected to significantly affect the Group is as follows:

The IFRS 7 Amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. The Group expects to adopt the amendments from January 1, 2013.

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortized cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

In October 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated as at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”). The remainder of the change in fair value is presented in the income statement, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in the income statement. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on hedge accounting and impairment of financial assets continues to apply. The Group expects to adopt IFRS 9 from January 1, 2015. The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities or structured entities. It includes a new definition of control which is used to determine which entities are consolidated. The changes introduced by IFRS 10 require management of the Group to exercise significant judgment to determine which entities are controlled, compared with the requirements in IAS 27 and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC 12. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Group.

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. It describes the accounting for joint arrangements with joint control. It addresses only two forms of joint arrangements, i.e., joint operations and joint ventures, and removes the option to account for joint ventures using proportionate consolidation.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.2

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

IFRS 12 includes the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities.

In June 2012, the IASB issued amendments to IFRS 10, IFRS 11 and IFRS 12 which clarify the transition guidance in IFRS 10 and provide further relief from full retrospective application of these standards, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. The amendments clarify that retrospective adjustments are only required if the consolidation conclusion as to which entities are controlled by the Group is different between IFRS 10 and IAS 27 or SIC 12 at the beginning of the annual period in which IFRS 10 is applied for the first time. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.

The amendments to IFRS 10 issued in October 2012 include a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them. Consequential amendments were made to IFRS 12 and IAS 27 (Revised). The amendments to IFRS 12 also set out the disclosure requirements for investment entities. The Group expects that these amendments will not have any impact on the Group as the Company is not an investment entity as defined in IFRS 10.

Consequential amendments were made to IAS 27 and IAS 28 as a result of the issuance of IFRS 10, IFRS 11 and IFRS 12. The Group expects to adopt IFRS 10, IFRS 11, IFRS 12 and the consequential amendments to IAS 27 and IAS 28 from January 1, 2013.

IFRS 13 provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard does not change the circumstances in which the Group is required to use fair value, but provides guidance on how fair value should be applied where its use is already required or permitted under other IFRSs. The Group expects to adopt IFRS 13 prospectively from January 1, 2013.

The IAS 1 amendments change the grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss at a future point in time would be presented separately from items which will never be reclassified. The Group expects to adopt the amendments from January 1, 2013.

The IAS 19 Amendments include a number of amendments that range from fundamental changes to simple clarifications and re-wording. The amendments introduce significant changes in the accounting for defined benefit pension plans including removing the choice to defer the recognition of actuarial gains and losses. Other changes include modifications to the timing of recognition for termination benefits, the classification of short-term employee benefits and disclosures of defined benefit plans. The Group expects to adopt the IAS 19 Amendments from January 1, 2013.

The IAS 32 Amendments clarify the meaning of “currently has a legally enforceable right to set off” for offsetting financial assets and financial liabilities. The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2014.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.2

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations on the Group’s financial statements and is not expecting any significant impact on the Group’s financial position and results.

Improvements to IFRSs

Apart from the above, the IASB has also issued improvements to IFRSs which set out amendments to a number of IFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, financial position or performance of the Group. While the adoption of some of the amendments when they will become effective after July 1, 2012 may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group.

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

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated income statement and consolidated reserves, respectively.

Unrealized gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates.

(c)

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether to measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs incurred are expensed and included in administrative expenses.

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)

Business combinations (continued)

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 is measured at fair value with changes in fair value either recognized in income statement or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

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

Exploration rights are capitalized and amortized over the term of the license granted to the Group by the authorities.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)

Property, plant and equipment (continued)

When proved and probable reserves have been determined, costs incurred to develop coal mines are capitalized as part of the cost of the mining structures.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortization and any impairment losses. The costs of mining rights are initially capitalized when purchased. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalized and are amortized upon production based on actual units of production over the estimated proven and probable reserves of the mines. For mining rights in which proven and probable reserves have not yet been established, the Group assesses the carrying value for impairment at the end of each reporting period. The Group’s rights to extract minerals are contractually limited by time. However, the Group believes that it will be able to extend licenses, as it has in the past.

Mining related buildings & mining structures and mining related machinery & equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which probable reserves have been established are depreciated upon production based on actual units of production over the estimated proven and probable reserves of the mines.

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

Depreciation is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset. Estimated useful lives are as follows:

Non-mining related buildings	15 - 35 years
Non-mining related machinery and equipment	5 - 15 years
Motor vehicles	5 - 8 years

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognized in the income statement.

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives or units of production of those assets. Construction costs are capitalized as incurred. Interest is capitalized as incurred during the construction period.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Once the exploration right to explore has been acquired, exploration and evaluation expenditure is charged to the income statement as incurred, unless a future economic benefit is more likely than not to be realized. Exploration and evaluation assets acquired in a business combination are initially recognized at fair value. They are subsequently stated at cost less accumulated impairment.

When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

(g)

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, etc.), the asset's recoverable amount is estimated.

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-gnerating unit to which the asset belongs. The fair value less cost to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets on observable market prices less incremental costs for disposing of the asset or other appropriate valuation techniques. The value in use calculation is based on a discounted cash flow model, using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises in those categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the income statement in the period in which it arises (only if there are revalued assets in the financial statements), unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Financial assets

Initial recognition and measurements

As of December 31, 2011 and 2012, the Group’s financial assets within the scope of IAS 39 are all classified as loans and receivables. The Group determines the classification of its financial assets at initial recognition. All financial assets are recognized initially at fair value plus transaction costs.

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

Subsequent measurement of loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables are included in “trade and bills receivables”, “other receivables”, “rehabilitation fund” and “due from related companies” in the consolidated statements of financial position. Such assets are subsequently carried at amortized cost using the effective interest method (“EIR”) less any provision for impairment. Gains and losses are recognized in the consolidated interest income or finance costs in income statement when the loans and receivables are derecognized as well as through the amortization process.

Fair value of loans and receivables

As of December 31, 2011 and 2012, the carrying amounts of rehabilitation fund are not materially different from their fair values. The carrying values of other financial assets approximated their fair values due to the short-term maturity of these instruments.

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

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the income statement in finance costs for loans and in other operating expenses for receivables.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Financial assets (continued)

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the consolidated income statement, to the extent that the carrying value of the asset does not exceed amortized cost at the reversal date.

In relation to trade receivables and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

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

(i)

Financial liabilities at amortized cost

Financial liabilities including trade payables, amounts due to related companies, other payables and certain accrued liabilities, interest-bearing loans, mining rights payable and interest payable are initially stated at fair value and, in the cases of loans and borrowings, net of directly attributable transaction costs and are subsequently measured at amortized cost, using the effective interest method, unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognized in the consolidated income statement when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the income statement.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)

Financial liabilities at amortized cost (continued)

Fair value

As of December 31, 2011 and 2012, the carrying values of these financial liabilities other than non-current interest-bearing loans and non-current mining rights payable approximated their fair values due to the short-term maturity of these instruments, and the carrying values of non-current interest-bearing loans and non-current mining rights payable approximated their fair values as the interest rates on almost all the balances are reset each year based on prevailing interest rates stipulated by the People’s Bank of China.

The Group had no financial liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2011 and 2012.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the consolidated income statement.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position, if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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

(k)

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the weighted-average method. For finished goods, the Group determines net realizable value based on the estimated selling price in ordinary course of business less the estimated costs to be incurred to completion and disposal. Major types of inventories include:

•

Materials and supplies which consist of extracted raw ore, auxiliary materials, spare parts and other consumables;

•

Finished goods

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Housing funds

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

(n)

Asset retirement obligations

The Group’s legal or constructive obligations associated with the retirement of non-financial assets are recognized at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalized asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance cost in the consolidated income statement. Any difference between the recorded obligation and the actual costs of reclamation is recorded in the income statement in the period the obligation is settled.

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)

Revenue recognition

The Group sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognized when the significant risks and rewards of ownership have passed to the customer and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of the product by the customer.

In accordance with the relevant tax laws in the PRC, value-added taxes (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance in the consolidated statements of financial position. VAT on sales amounted to CNY16,420, CNY26,753 and CNY32,296 (US$5,183) for the years ended December 31, 2010, 2011 and 2012, respectively. The Group recognizes revenues net of VAT.

The price adjustment fund (“PAF”) was imposed by the Guizhou Provincial Government of the PRC at predetermined rates and on the quantity of coal sold by entities operated in the Guizhou Province. The PAF paid can be claimed as a deductible expense for corporate income tax purposes and the amount claimed is based on the actual amount paid. The Group recognizes PAF in “cost of sales” in the consolidated income statement.

(q)

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over that the cost, which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments or deducted from the carrying amount of the asset and released to the income statement by way of a reduced depreciation charge.

(r)

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated income statement or consolidated statements of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)

Income taxes (continued)

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

(s)

Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)

Share-based payment transactions (continued)

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

(t)

Foreign currency translation

The functional currency of substantially all the operations of the Group is the CNY, the national currency of the PRC. Transactions denominated in currencies other than the CNY recorded by the entities of the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into CNY at the functional currency rates of exchange prevailing at the end of the reporting period. The resulting exchange differences are recognized in the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

The financial statements of subsidiary operations with a functional currency other than the CNY have been translated into CNY. The assets and liabilities of these entities have been translated using the exchange rates prevailing at the reporting date and the income statement have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are recognized in other comprehensive income.

On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated income statement.

(u)

Convenience translation

The financial statements are stated in CNY. The translation of amounts from CNY into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2012 of US$1.00 = CNY6.2306. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2012 or at any other date.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

(w)

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the lower of its fair value of the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable under operating leases net of any incentives received from the lessor are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms.

2.4

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements.

(i)

Commercial production start date

The Group assesses the stage of each coal mine under construction to determine when a coal mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each coal mine construction project. The Group considers various relevant criteria to assess when the coal mine is substantially complete, ready for its intended use and is reclassified from “Construction in progress” to respective categories including “Mining structures”, “Building”, “Machinery and equipment”. Criteria will include, but are not limited, to the following:

•

The level of capital expenditure compared to the construction cost estimates

•

Completion of a reasonable period of testing of the mine and equipment

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.4

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

•

Ability to produce coals in saleable form (within specifications)

•

Ability to sustain ongoing production of coals

When a mine construction project moves into the production stage, the capitalization of certain coal mine construction costs ceases, and further extraction costs incurred are either regarded as inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development. The commercial production start date is also the date when depreciation and/or amortization of the mining structure assets commences.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustments to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The Group has based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

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

There was no impairment losses recognized for the years ended December 31, 2010 and 2011. The impairment loss of CNY393 (US$63) for certain unused equipment is recognized in the consolidated income statement for the year ended December 31, 2012.

(ii)

Units-of-production depreciation for mining related assets

The Group determines the depreciation and/or amortization of mining related assets by the actual units of production over the estimated proven and probable reserves of the mines. The reserve estimates are discussed in Note 2.4 (iv).

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.4

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

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

Coal reserves

Proven and probable coal reserve estimates are estimates of the amount of coal that can be economically and legally extracted from the Group’s mining properties. In determining the estimates, recent production and technical information of each mine will be considered. Fluctuations in factors including the price of coal, production costs and transportation costs of coal, a variation on recovery rates or unforeseen geological or geotechnical perils may render it necessary to revise the estimates of coal reserves.

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

•

Depreciation, depletion and amortization charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

2.4

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(vi)

Income taxes

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will be reflected in the income tax and deferred tax provisions in the period in which such determination is made. In addition, the realization of future income tax assets is dependent on the Group’s ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates or in the income tax rate would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings.

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

3.

BUSINESS COMBINATIONS

During the year ended December 31, 2010, the Company completed the acquisitions of Wealthy Year and its eight subsidiaries, including Smartact, Guizhou Fuyuantong, Guizhou Puxin, Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal. As a result of the acquisitions, the Group has expanded into the coal mining business in the PRC.

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

On April 30, 2010, the Company acquired all the issued and outstanding capital stock of Wealthy Year, a BVI company established in January 2010, and its eight subsidiaries from the Shareholder and assumed the outstanding indebtedness owed by Wealthy Year to the Shareholder (the “Indebtedness”) on the closing date. The total purchase price for the common shares and Indebtedness was US$87,000. In addition, non-current payable due to the Shareholder amounted to CNY150,000 was assumed by the Company pursuant to the acquisition of Wealthy Year. As of December 31, 2012, the outstanding consideration due to the Shareholder was CNY260,338 (US$41,784). The assets acquired and liabilities assumed by the Company were recorded at their historical carrying values as of April 30, 2010 as in the books of the Shareholder. The difference between the net assets acquired based on the consideration paid to the unrelated third parties and to the Shareholder, including the long-term payable due to the Shareholder, assumed by the Company was adjusted in retained earnings as a deemed distribution to the Shareholder. In addition, the results of operations of Wealthy Year and its subsidiaries have been included in the Group’s consolidated financial statements since they were established by or first under the control of the Shareholder.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

As of April 30, 2010, the deemed distribution to the Shareholder upon the acquisition of Wealthy Year and its eight subsidiaries, including Smartact, Guizhou Fuyuantong, Guizhou Puxin, Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal, by the Company was determined as follow:

Amount
CNY
Consideration paid by the Company to the Shareholder and the non-current payable due to the Shareholder assumed by the Company	735,617
Purchase price paid to unrelated third parties by the Shareholder	(150,000)
Deemed distribution as of April 30, 2010	585,617

The purchase gain arise from the distressed sale by the unrelated third parties as a result of the consolidation of smaller coal mines by the PRC government. The valuation is based on an independent valuation report which uses income based approach estimating the future economic benefits and discounts these benefits into present value using a discount rate appropriate for the risks associated with realizing those benefits. The fair value of non-controlling interest is measured at the minority’s proportion of the net fair value of the assets and liabilities recognized.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

4.

PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Construction in progress	Total
	CNY	CNY	CNY	CNY	CNY	CNY
Cost
At January 1, 2011	30,291	1,508,581	30,890	10,817	272,169	1,852,748
Additions	9,422	14,540	7,904	426	222,886	255,178
Transfer	50	50,569	5,655	—	(56,274)	—
Disposals	—	—	(360)	(846)	(250)	(1,456)
Exchange adjustment	—	—	(35)	—	—	(35)
At December 31, 2011	39,763	1,573,690	44,054	10,397	438,531	2,106,435
Additions	3,248	7,460	27,432	6,303	272,837	317,280
Transfer	11,994	131,861	23,916	—	(167,771)	—
Disposals	(118)	(611)	(714)	—	—	(1,443)
Exchange adjustment	—	—	(7)	—	—	(7)
At December 31, 2012	54,887	1,712,400	94,681	16,700	543,597	2,422,265

Accumulated depreciation, depletion and amortization and impairment losses
At January 1, 2011	(7,781)	(21,531)	(6,404)	(2,939)	—	(38,655)
Depreciation charge	(1,650)	(10,075)	(2,562)	(1,101)	—	(15,388)
Disposals	—	—	281	469	—	750
Exchange adjustment	—	—	31	—	—	31
At December 31, 2011	(9,431)	(31,606)	(8,654)	(3,571)	—	(53,262)
Depreciation charge	(1,993)	(11,103)	(4,850)	(1,110)	—	(19,056)
Impairment losses (Note 19)	—	—	(393)	—	—	(393)
Disposals	16	108	229	—	—	353
Exchange adjustment	—	—	7	—	—	7
At December 31, 2012	(11,408)	(42,601)	(13,661)	(4,681)	—	(72,351)

Net carrying amount
At January 1, 2011	22,510	1,487,050	24,486	7,878	272,169	1,814,093
At December 31, 2011	30,332	1,542,084	35,400	6,826	438,531	2,053,173
At December 31, 2012	43,479	1,669,799	81,020	12,019	543,597	2,349,914
At December 31, 2012 (US$)	6,978	268,000	13,004	1,929	87,246	377,157

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

4.

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

As of December 31, 2010, 2011 and 2012, accumulated depreciation, depletion and amortization included accumulated amortization of mining rights of CNY11,517, CNY16,679 and CNY23,989 (US$3,850), respectively.

As at December 31, 2011 and 2012, certain mining rights with carrying amounts of CNY520,298 and CNY525,491(US$84,340) were pledged to secure bank loans with carrying amounts of CNY338,742 and CNY475,000 (US$76,237), respectively.

Construction in progress consists of

	December 31,
	2011	2012	2012
	CNY	CNY	US$
Mine construction	239,096	294,137	47,208
Civil construction	65,145	69,333	11,128
Machinery and equipment	39,878	56,725	9,104
Capitalized staff cost and design expenditures	27,056	34,793	5,584
Borrowing cost capitalization	34,540	70,257	11,277
Other capitalizable costs	32,816	18,352	2,945
	438,531	543,597	87,246

As of December 31, 2012, certain buildings with carrying amounts of CNY32,104 (US$5,153) were without title certificates, the Group is in the process of applying for the title certificates for these buildings.

Exploration cost totaling CNY73 and CNY115 (US$18) incurred during the years ended December 31, 2011 and 2012, respectively, of which nil and nil have been capitalized in the exploration rights and construction in progress in property, plant and equipment and CNY73 and CNY115 (US$18) have been included in other operating expenses in the consolidated income statements for the years ended December 31, 2011 and 2012, respectively.

5.

REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by the Group in bank and cash placed with authorities for the purpose of future environment rehabilitation as well as the settlement of asset retirement obligations.

6.

INVENTORIES

Inventories, net of provision of inventories, are summarized as follows:

	December 31,
	2011	2012	2012
	CNY	CNY	US$
Materials and supplies	6,971	9,847	1,580
Finished goods	4,816	8,556	1,374
	11,787	18,403	2,954

The provision for impairment of inventories of the Group amounted to CNY345 and nil as at December 31, 2011 and 2012, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

7.

TRADE AND BILLS RECEIVABLES

	December 31,
	2011	2012	2012
	CNY	CNY	US$
Trade receivables	30,629	38,901	6,244
Less: Provision for impairment	424	427	69
	30,205	38,474	6,175
Bills receivable	1,000	10,801	1,734
	31,205	49,275	7,909

Credit of up to 3 months is granted to customers with established trading history, otherwise sales on cash terms or payment in advance are required. Trade receivables are non-interesting-bearing.

An aged analysis of the trade receivables as at the end of the reporting period, based on the invoice date is as follows:

	December 31,
	2011	2012	2012
	CNY	CNY	US$
Within 3 months	17,493	36,996	5,938
3 to 6 months	11,033	910	146
6 to 12 months	1,095	398	64
Over 12 months	1,008	597	96

	30,629	38,901	6,244

As at December 31, 2012, trade receivables of an initial value of CNY427 (2011:CNY424) were impaired and fully provided for. The following table summarizes the change in provision for impairment for receivables:

Amount
CNY
At January 1, 2011	259
Charge for the year	165
At December 31, 2011	424
Charge for the year	3
At December 31, 2012	427
At December 31, 2012 (US$)	69

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

7.

TRADE AND BILLS RECEIVABLES (CONTINUED)

The impaired trade receivables relate to customers that were in financial difficulties or were in default in principal payments and only a portion of the receivables is expected to be recovered.

As at December 31, 2011 and 2012, the aging analysis of trade receivables is as follows:

	December 31,
	2011	2012	2012
	CNY	CNY	US$
Neither past due nor impaired	17,493	36,996	5,938
Within one year past due	12,128	1,308	210
Between one and two years past due	584	170	27
Trade receivables, net	30,205	38,474	6,175

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

8.

PREPAYMENTS

The balance consists of prepayments for cost of:

	December 31,
	2011	2012	2012
	CNY	CNY	US$

Short-term:
Raw material purchases	7,463	3,145	505
Others	5,628	2,847	456
	13,091	5,992	961
Long-term:
Land use rights	24,493	37,001	5,939
Construction related work	36,715	73,780	11,842
Deposits for equipment purchases	5,686	4,822	774
Prepaid mining plans design	4,625	1,100	177
Exploration related work	529	420	66
Others	8,370	—	—
	80,418	117,123	18,798
	93,509	123,115	19,759

None of the above assets is either past due or impaired.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

9.

TRADE AND BILLS PAYABLES

	December 31,
	2011	2012	2012
	CNY	CNY	US$

Trade payables	70,882	97,117	15,587
Bills payables	—	7,082	1,137
	70,882	104,199	16,724

Trade payables are non-interest-bearing and are normally settled within six months.

As at December 31, 2012, the aging analysis of trade payables is as follows:

	December 31,
	2011	2012	2012
	CNY	CNY	US$

Within one year	64,721	87,614	14,062
More than one year	6,161	9,503	1,525
	70,882	97,117	15,587

Bills payables are bills of exchange with maturity dates of less than one year. The bills payables are secured by cash deposits of CNY7,082 (US$1,137).

10.

OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31,
	2011	2012	2012
	CNY	CNY	US$

Natural resources fee (a)	8,954	9,653	1,549
Staff compensation fund (b)	3,023	2,898	465
Construction deposits from contractors	4,160	6,309	1,013
Social security payable (c)	17,129	16,760	2,690
Payroll payable	6,916	16,831	2,701
Welfare payable	529	529	85
Advances from customers	4,207	13,431	2,156
Accrued expenses	4,686	9,194	1,476
Others	2,569	4,318	695
	52,173	79,923	12,830

(a)

The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales.

(b)

The staff compensation fund represents one-off cash received from the PRC government to compensate employees of Wuhu Feishang through the Group for the loss of their state sponsored pension and post employment benefits. The fund is to be distributed to employees at the termination of their employment with Wuhu Feishang. Wuhu Feishang is not required to make any additional contributions to the fund.

(c)

The social security represents amount payable to PRC government-managed retirement insurance, medical insurance, maternity insurance, employment injury insurance and unemployment insurance for the benefit of the Group’s employees.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

11.

INTEREST-BEARING LOANS

	December 31,
	2011	2012	2012
	CNY	CNY	US$
Current
Working capital facilities	70,000	—	—
Bank loans – guaranteed	100,000	265,000	42,532
Current portion of long term bank loans -secured and guaranteed	55,000	155,000	24,877
Current portion of long term bank loans - guaranteed	—	23,900	3,836
	225,000	443,900	71,245

Non-current
Bank loans – guaranteed	90,000	149,630	24,015
Bank loans – secured and guaranteed	433,742	420,000	67,410
	523,742	569,630	91,425
	748,742	1,013,530	162,670

Certain of the interest-bearing loans are secured by:

1)

Pledges over the Group’s mining rights with carrying amounts of CNY520,298 and CNY525,491 (US$84,340) as of December 31, 2011 and 2012, respectively;

2)

Pledges over the Company’s equity interest in Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Dayun Coal;

3)

Pledges over certain of the Group’s time deposits with carrying amounts of CNY21,000 and nil as of December 31, 2011 and 2012, respectively;

In addition, Mr. Li Feilie has guaranteed certain of the Group’s interest-bearing loans up to CNY290,000 and CNY386,630 (US$62,053) as of December 31, 2011 and 2012, respectively. Also, the Group’s fellow subsidiaries have guaranteed certain of the Group’s interest-bearing loans up to CNY678,742 and CNY1,013,530 (US$162,670) as of December 31, 2011 and 2012, respectively (Note 23).

All borrowings are denominated in CNY.

The ranges of the effective interest rates on the Group’s loans are as follows:

	December 31,
	2011	2012
	%	%

Fixed-rate loans	6.37	7.20~9.00
Floating-rate loans	6.22~9.84	5.94~9.47

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

11.

INTEREST-BEARING LOANS (CONTINUED)

The maturity profile of the loans as of the end of the end of reporting period is as follows:

	December 31,
	2011	2012	2012
	CNY	CNY	US$
Bank loans repayable:
Within one year or on demand	225,000	443,900	71,245
In the second year	175,000	143,000	22,951
In the third to fifth years, inclusive	300,000	426,630	68,474
Beyond five years	48,742	—	—
	748,742	1,013,530	162,670

12.

MINING RIGHTS PAYABLE

Mining rights payables represent the payables to the Guizhou Provincial Department of Land and Resources as a result of acquiring the mining rights for Guizhou Yongfu, Dayuan Coal, Gouchang Coal, Baiping Mining, Xinsong Coal, Linjiaao Coal and Guizhou Dayun. Mining rights payables are classified as current/non-current liabilities according to instalment plans with Guizhou Provincial Department of Land and Resources.

Maturities of mining rights payable are as follows:

	December 31,
	2011	2012	2012
	CNY	CNY	US$

Within one year or on demand	22,612	25,568	4,104
In the second year	25,568	22,368	3,590
In the third to fifth years, inclusive	67,104	55,442	8,898
Beyond five years	10,706	—	—
	125,990	103,378	16,592

The mining rights payables bear interest at a rate stipulated by the People’s Bank of China from year to year. The ranges of the interest rates for mining rights payables are 6.65%~7.05% and 6.15%~6.55% as of December 31, 2011 and 2012, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

13.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines, which includes dismantlement of mining related structure and the reclamation of land upon exhaustion of coal or metal reserves.

The following table describes the changes to the Group’s asset retirement obligation liability:

	Amount	Amount
	CNY	US$

At January 1, 2011	9,036	1,450
Change of estimation	(728)	(117)
Accretion expenses (Note 16)	896	144
At December 31, 2011	9,204	1,477
Arising during the year	402	65
Accretion expenses (Note 16)	952	153
At December 31, 2012	10,558	1,695

The inflation rate, discount rate and market risk premium used for estimating provision for asset retirement obligations at December 31, 2012 is 2.53%, 9.91% and 6.09%, respectively.

14.

REVENUES

Revenues comprise the following:

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
Zinc	14,579	10,432	2,372	381
Coal	38,668	105,211	141,939	22,781
Iron	36,694	26,254	9,969	1,600
Others	3,413	6,254	2,387	383
	93,354	148,151	156,667	25,145

15.

COST OF SALES

Cost of sales comprise the following:

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
Zinc	6,987	4,317	1,597	256
Coal	25,453	74,289	95,889	15,390
Iron	17,936	11,681	5,199	834
Others	3,163	5,247	2,240	361
	53,539	95,534	104,925	16,841

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

16.

FINANCE COSTS

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
Interest on interest-bearing loans	15,987	48,980	83,490	13,400
Interest on payable for mining rights	5,845	11,908	5,892	946
Total interest expense	21,832	60,888	89,382	14,346
Less: capitalized interest	(16,224)	(30,065)	(45,609)	(7,320)
Bank charges	90	496	133	21
Accretion expenses (Note 13)	309	896	952	153
	6,007	32,215	44,858	7,200

17.

GAIN ON DISPOSAL OF ASSOCIATES

On January 26, 2010, the Group completed the sale of its entire 45% equity interest in Guangdong Longchuan to an unrelated third party for CNY4,754 plus the purchaser’s repayment CNY39,796 of indebtedness to Yangpu Lianzhong. On December 17, 2010, the Group disposed of its entire 48% investment in Hainan Nonferrous Metal to an unrelated third party for CNY30,000. Both Hainan Nonferrous Metal and Guangdong Longchuan are primarily engaged in the acquisition and exploration of mineral properties, and both are companies in the exploration stage. As a result of the disposals, the Group recognized a gain of CNY30,571 in the 2010 income statement.

18.

NON-OPERATING (EXPENSES) INCOME, NET

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
Reversal of other payable	—	5,259	—	—
Loss on disposal of property and equipment	(232)	(254)	(194)	(31)
Donation	(909)	(314)	(1,445)	(232)
Others	(733)	(392)	(762)	(122)
	(1,874)	4,299	(2,401)	(385)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

19.

PROFIT (LOSS) BEFORE INCOME TAX

The Group’s profit (loss) before tax is arrived at after charging (crediting):

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
Crediting:
Interest income on bank deposits	1,112	1,713	2,622	421
Government grant (a)	—	—	1,000	160
Gain on bargain purchase gain	624,148	—	—	—

Charging:
Auditors’ remuneration:
- Audit fee	5,097	4,200	3,100	498
- Audit-related fee	1,019	600	2,425	389
Sub-total	6,116	4,800	5,525	887

Cost of inventories sold (b)	47,296	86,502	75,294	12,084
Price adjustment fund	2,624	4,995	12,116	1,945
Sales tax and surcharge	2,059	2,363	4,068	653
Utilization of safety fund and production maintenance fund	1,560	1,674	16,956	2,721

Employee benefit expenses (Note 20)	63,481	49,132	71,123	11,415
Write down of inventories to net reliable value	203	142	—	—

Depreciation, depletion and amortization:
- Property, plant and equipment	12,799	15,148	19,056	3,059

Operating lease rental:
- Office properties	1,751	2,081	1,804	290

Loss on disposal of property, plant and equipment	232	254	194	31
Repairs and maintenance	1,572	2,219	1,304	209
Provision of impairment for property, plant and equipment (Note 4)	—	—	393	63
Provision of impairment for doubtful accounts	—	165	3	1
Losses arising from temporary suspension of production (c)	—	2,402	6,693	1,074

(a)

A government grant has been received for preparing the feasibility report for updating the production technique in order to lessen the environmental damage in Wuhu Feishang located in Anhui Province, Mainland China. The government grant has been fully recognized in “Other operating expenses, net” in the consolidated income statements since all related expenditure has been incurred and recognized in the consolidated income statements. There are no unfulfilled conditions or contingencies relating to the grant.

(b)

Included in the cost of inventories sold are CNY22,355, CNY28,843 and CNY52,672 (US$8,454) for the years ended December 31, 2010, 2011 and 2012, relating to employee benefit expenses, and depreciation, depletion and amortization; these amounts are also included in the respective amounts disclosed separately above for each type of expense.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

19.

PROFIT (LOSS) BEFORE INCOME TAX (CONTINUED)

(c)

The amount represented the overhead costs incurred during the period of temporary suspension of production implemented by the local governments for inspections. The inspections of mines resulted from accidents incurred in third party coal mines in Guizhou Province and coal mine in Anhui Province.

20.

EMPLOYEE BENEFITS

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
Wages, salaries and allowances	42,192	49,535	82,941	13,312
Housing funds (a)	971	901	217	35
Contribution to pension plans (a)	4,095	3,262	1,824	293
Equity-settled share option expenses	26,016	—	—	—
Welfare and other expenses	7,958	10,648	11,271	1,808
	81,232	64,346	96,253	15,448

(a)

As stipulated by the PRC state regulations, the employees of the Group’s subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute a certain percentage of their payroll costs for those qualified urban employees to the central pension scheme as well as the housing funds.

Employee benefits charged to the consolidated income statements is analyzed as follows:

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
Total employee benefits accrued for the year	81,232	64,346	96,253	15,448
Less:
Amount included in inventories	468	1,420	2,331	374
Amount included in property, plant and equipment	17,283	13,794	22,799	3,659
Amount charged to income statements (Note 19)	63,481	49,132	71,123	11,415

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

21.

INCOME TAX EXPENSE

The Company is incorporated in the British Virgin Islands (“BVI”) and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. Hong Kong Profits Tax rate is 16.50%. The Company’s Hong Kong subsidiaries have both Hong Kong-sourced and non-Hong Kong-sourced incomes. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operation sustained tax losses during the years ended December 31, 2010, 2011 and 2012. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends. No U.S. corporate income taxes are provided for in these consolidated financial statements, as management believes that the Company is not subject to U.S. income taxes.

China

Effective from January 1, 2008, the PRC’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations (“the actual method”) except for Dayuan Coal, Gouchang Coal, Baiping Mining, Xinsong Coal, Linjiaao Coal and Guizhou Yongfu. Prior to 2012, based on the local practices, the aforementioned subsidiaries were taxed on a deemed profit method based on their actual revenue minus deemed expenses with the 25% statutory rate. Practically, the CIT were collected approximately at a range of CNY9.5 to CNY32.0 per tonne of sales, or 7.50% to 10.64% of sales. No deferred tax assets were then provided for these subsidiaries in view of the deemed profit method imposed.

During 2012, the Group received written confirmations from the respective local tax bureaus that the aforementioned subsidiaries excluding Guizhou Yongfu and for Guizhou Yongfu are subject to income tax on the actual method effective retroactively from 2011 and its date of establishment, respectively. The effect of change in the taxing method is the recognition of deferred tax assets for prior year tax losses amounting CNY15,278 (US$2,452) during 2012.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiary are subject to a 5.00% or 10.00%, depending on the applicability of the Sino-Hong Kong tax treaty, PRC dividend withholding tax.

Profit (loss) before income tax consists of:

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
PRC	617,402	(43,048)	(82,806)	(13,290)
BVI	(37,000)	(8,937)	(14,742)	(2,366)
HK	(68)	(96)	(74)	(12)

	580,334	(52,081)	(97,622)	(15,668)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

21.

INCOME TAX EXPENSE (CONTINUED)

The current and deferred components of income tax expense (benefit) appearing in the consolidated income statements are as follows:

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
Current income tax expense	7,542	11,200	10,955	1,757
Deferred income tax expense (benefit)	4,682	2,835	(27,130)	(4,353)
	12,224	14,035	(16,175)	(2,596)

A reconciliation of the income taxes computed at the PRC statutory tax rate of 25% to the actual income tax expense (benefit) is as follows:

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
PRC statutory tax rate	25%	25%	25%	25%
Computed income tax expense (benefit)	145,084	(13,020)	(24,406)	(3,917)
Effect of different tax rates for the Company and overseas subsidiaries	5,005	2,243	1,417	227
Effect of the deemed profit method	1,779	1,528	—	—
Recognition of deferred tax assets for prior year tax losses	—	—	(15,278)	(2,452)
Deferred tax assets not recognized	2,122	1,147	825	132
Tax losses not recognized	5,582	13,256	17,798	2,857
Non-deductible expenses	15,103	8,676	3,133	503
Non-taxable income	(162,716)	—	—	—
Others	265	205	336	54

Income tax expense (benefit)	12,224	14,035	(16,175)	(2,596)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

21.

INCOME TAX EXPENSE (CONTINUED)

The Group’s major deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2011	2012	2012
	CNY	CNY	US$
Deferred tax assets
Accrued liabilities and other payables	372	4,485	720
Depreciation on property, plant and equipment	831	—	—
Exploration rights	741	—	—
Capitalized pilot run income	—	7,737	1,242
Tax losses	—	17,370	2,788
Others	881	2,220	355
	2,825	31,812	5,105
Deferred tax liabilities
Depreciation and fair value adjustment of property, plant and equipment*	(290,043)	(291,900)	(46,849)

Net deferred tax liabilities	(287,218)	(260,088)	(41,744)

Classification in the consolidated statements of financial position:
Deferred tax assets	2,825	6,916	1,110
Deferred tax liabilities	(290,043)	(267,004)	(42,854)

*

Included in the deferred tax liabilities, there is CNY280,387 and CNY278,723 (US$44,734) deferred tax liabilities recognized relating to fair value adjustment on property, plant and equipment as of December 31, 2011 and 2012, respectively.

In assessing the recoverability of the Group’s deferred tax assets, the management has performed a detailed assessment on the coal mining subsidiaries’ profitability based on their production plans, forecasted selling prices, and the related production and operational costs, of which strong profits are expected. Accordingly, the management considered it is probable that the Group, in future, will earn sufficient taxable profits to utilise the coal mining subsidiaries’ deductible temporary differences and unused tax losses before they expire and as such, the related deferred tax assets are recognized accordingly.

As of December 31, 2011 and 2012, the Group has not recognized deferred tax liabilities of CNY4,153 and CNY3,500 (US$562), respectively, in respect of temporary differences relating to the post-2007 undistributed profits of Wuhu Feishang Mining Development Co., Limited (“Wuhu Feishang”) amounting to CNY41,532 and CNY34,999 (US$5,617), respectively, that would be payable on the distribution of these retained profits, as the Company controls the dividend policy of Wuhu Feishang and it has been determined that it is probable that these profits will not be distributed in the foreseeable future.

The total amounts of unused tax losses for which no deferred tax assets were recognized amounting CNY62,993 and CNY113,251 (US$18,177) as of December 31, 2011 and 2012, respectively. As of December 31, 2012, unused tax losses of CNY22,757 (US$3,652), CNY40,236 (US$6,458) and CNY50,258 (US$8,066), if unused, will expire by end of 2015, 2016 and 2017, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

21.

INCOME TAX EXPENSE (CONTINUED)

The gross movements on the deferred tax account are as follows:

	2011	2012	2012
	CNY	CNY	US$
At beginning of the year	(284,383)	(287,218)	(46,097)
Debited (credited) to consolidated income statements	(2,835)	27,130	4,353
At end of the year	(287,218)	(260,088)	(41,744)

22.

EARNINGS (LOSSES) PER SHARE

Basic and diluted earnings per share for the years ended December 2010, 2011 and 2012 were calculated as follows:

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
Profit (loss) for the year attributable to owners of the Company:	572,251	(65,975)	(89,703)	(14,397)

Weighted average number of common shares:
Basic	22,443,416	23,613,238	24,910,916	24,910,916
Effect of diluted securities:
Warrants	308,448	—	—	—
Share-based compensation	—	—	—	—
Diluted	22,751,864	23,613,238	24,910,916	24,910,916

Earnings (losses) per share attributable to ordinary equity holders of the Company:
Basic:	25.50	(2.79)	(3.60)	(0.58)
Diluted:	25.15	(2.79)	(3.60)	(0.58)

As at December 31, 2010, stock options for the purchase of 1,000,000 shares with an exercise price of US$22.64 were not included, as their effect would have been anti-dilutive.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

23.

RELATED PARTY BALANCES AND TRANSACTIONS

The consolidated financial statements include the financial statements of the Company and the subsidiaries listed in the following table:

	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company		Principal activities
Name			Direct	Indirect
Bijie Feishang Energy Co., Ltd.	Mainland China	10,000	—	100	Dormant
China Coal Mining Investment Limited	Hong Kong	—	100	—	Investment holding
FMH Corporate Services Inc.	United States	—	100	—	Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	—	—	100	Investment holding
Feishang Mining Holdings Limited	British Virgin Islands	—	100	—	Investment holding
Feishang Yongfu Mining Limited	Hong Kong	—	—	100	Investment holding
Guizhou Nayong Dayuan Coal Mining Co., Ltd.	Mainland China	46,000	—	99	Coal development and mining
Guizhou Dayun Mining Co., Ltd.	Mainland China	150,000	—	100	Coal development and mining
Guizhou Fuyuantong Energy Co., Ltd.	Mainland China	10,000	—	100	Investment holding
Guizhou Puxin Energy Co., Ltd.	Mainland China	150,000	—	100	Investment holding and coal trading
Guizhou Yongfu Mining Co., Limited	Mainland China	100,000	—	70	Coal development and mining
Hong Kong Smartact Limited	Hong Kong	—	—	100	Investment holding
Hainan Yangpu Dashi Industrial Co., Limited	Mainland China	1,000	—	100	Investment holding
Jinsha Baiping Mining Co., Ltd.	Mainland China	58,000	—	70	Coal development and mining
Jinsha Juli Energy Co., Ltd.	Mainland China	30,000	—	100	Dormant
Liuzhi Linjiaao Coal Mining Co., Ltd.	Mainland China	30,600	—	99	Coal development and mining
Liuzhi Xinsong Coal Mining Co., Ltd.	Mainland China	60,000	—	99	Coal development and mining
Nayong Gouchang Coal Mining Co., Ltd.	Mainland China	40,000	—	99	Coal development and mining
Newhold Investments Limited	British Virgin Islands	—	100	—	Investment holding
Pineboom Investment Limited	British Virgin Islands	—	100	—	Investment holding
Shenzhen Feishang Management and Consulting Co., Limited	Mainland China	10,000	—	100	Provision of management and consulting services to other companies in the Group
Shenzhen Chixin Information and Consulting Co., Ltd.	Mainland China	1,000	—	100	Provision of management and consulting services to other companies in the Group
Silver Moon Technologies Limited	British Virgin Islands	1	80	—	Dormant
Sunwide Capital Ltd.	British Virgin Islands	—	100	—	Dormant
Wealthy Year Limited	British Virgin Islands	—	100	—	Investment holding
Wuhu Feishang Mining Development Co., Limited	Mainland China	12,000	—	100	Exploration and mining of zinc, iron and other non-ferrous metals
Yangpu Lianzhong Mining Co., Limited	Mainland China	115,008	—	100	Investment holding
Yangpu Shuanghu Industrial Development Co., Limited	Mainland China	1,000	—	100	Investment holding
Yunnan Feishang Mining Co., Limited	Mainland China	50,000	—	100	Exploration of non-ferrous metals

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

23.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

In addition to the transactions detailed elsewhere in the financial statements, the Group has the following transactions and balances with related parties:

(a)

Commercial transactions with a related party

Commercial transactions with a related company are summarized as follows:

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
CHNR’s share of office rental to Anka Consultants Limited (“Anka”) (1)	982	1,234	1,385	222

(1)

The Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, whereby the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka.

(b)

Receivables and payables with related parties

The Group has receivables and payables with related parties, which are all unsecured and non-interest bearing. Receivables and payables with related companies are summarized as follows:

	December 31,
	2011	2012	2012
	CNY	CNY	US$
Receivables from related companies:
Wuhu Feishang Non-metal Material Co. Ltd. (“WFNM”) (1)	774	—	—

Payables to related companies:
Feishang Enterprise Group Limited (“Feishang Enterprise”) (2)	184,477	411,053	65,973

Long-term payable to the Shareholder:
Feishang Group (3)	262,657	266,610	42,790

WFNM, Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie who is also an officer, director and the principal beneficial shareholder of the Company.

(1)

Receivable from WFNM owed to Wuhu Feishang, for expenses paid by Wuhu Feishang on behalf of WFNM.

(2)

Payable to Feishang Enterprise from Feishang Management and Guizhou Puxin for the net amount of loan from Feishang Enterprise and the net amount of expenses paid by Feishang Enterprise on behalf of Guizhou Puxin and certain other subsidiaries.

(3)

Payable to Feishang Group for the acquisition of Wealthy Year. The balance is unsecured, interest free and not repayable within one year. Feishang Group has confirmed that the balance due to Feishang Group as at December 31, 2012 is not required to be settled in the future 12 months. In addition, Feishang Group has also committed to provide continuous financial support to the Group (Note 2.1). Other than the payables due to Feishang Group, the receivables and payables with related companies are all due on demand or within one year.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

23.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)

Compensation of key management personnel of the Group

	Year Ended December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
Wages, salaries and allowances	385	433	927	149
Housing subsidies	—	—	4	1
Contribution to pension plans	—	—	38	6
Equity-settled share option expenses	26,016	—	—	—
Welfare and other expenses	—	—	—	—
	26,401	433	969	156

The amounts disclosed in the table are the amounts recognized as an expense during the year related to key management personnel.

24.

EQUITY

(a)

Issued capital

	December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$
Authorized:
10,000,000 preferred share, no par	—	—	—	—
200,000,000 ordinary shares, no par	—	—	—	—

Issued and fully paid:
24,910,916 ordinary shares, no par	312,081	312,081	312,081	50,088

(b)

Other capital reserves

	Number of shares issued	Other capital reserves

At January 1, 2010	21,123,416	301,166
Equity-settled share-based compensation (note (d))	—	26,016
Exercise of stock options (note (d))	600,000	34,976
Exercise of warrants (note (c))	1,000,000	34,276
At December 31, 2010	22,723,416	396,434
Exercise of warrants (note (c))	2,187,500	140,438
At December 31, 2011	24,910,916	536,872
At December 31, 2012	24,910,916	536,872
At December 31, 2012 (US$)		86,167

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

24.

EQUITY (CONTINUED)

(c)

Warrants

Common stock warrant transactions during 2010 and 2011 are summarized below:

	Warrants outstanding	Weighted average exercise price
US $

Outstanding at January 1, 2010	3,187,500	8.43
Granted	—	—
Exercised	(1,000,000)	5.00
Expired	—	—

Outstanding at December 31, 2010	2,187,500	10.00
Granted	—	—
Exercised	(2,187,500)	10.00
Expired	—	—

Outstanding at December 31, 2011	—	—
Granted	—	—
Exercised	—	—
Expired	—	—

Outstanding at December 31, 2012	—	—

As of January 1, 2010, the Company had outstanding warrants that entitled the holder to purchase up to 3,187,500 shares of common stock (1,000,000 at an exercise price of US$5.00 per share for a term of one year; and 2,187,500 at an exercise price of US$10.00 per share for two years). In January 2010, warrants to purchase 1,000,000 common shares were exercised by Feishang Group, and the Company received gross proceeds of CNY34,276. In June and August 2011, warrants to purchase 2,187,500 common shares were exercised by the warrant holders, and the Company received gross proceeds of CNY140,438 (US$21,875) (the average exchange rate in June and August 2011: US$1.00 = CNY6.4200).

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

24.

EQUITY (CONTINUED)

(d)

Stock options (continued)

A summary of stock option activity for the years ended December 31, 2010 and 2011 is presented below:

	Stock option outstanding	Weighted average exercise price
US $

Outstanding at January 1, 2010	1,600,000	17.34
Granted	—	—
Exercised	(600,000)	8.51
Expired	—	—

Outstanding at December 31, 2010	1,000,000	22.64
Granted	—	—
Exercised	—	—
Expired	(1,000,000)	8.51

Outstanding at December 31, 2011	—	—
Granted	—	—
Exercised	—	—
Expired	—	—

Outstanding at December 31, 2012	—	—

The total intrinsic value of options exercised during the years ended December 31, 2010 and 2011, was US$1,486 and nil, respectively.

Before 2010, stock options to purchase 1,700,000 shares out of the 2,300,000 shares of stock options granted in August 2007 to officers, directors and key employees of the Group were exercised.

In May 2010, options to purchase 600,000 shares granted and vested in 2007 were exercised and the Company received gross proceeds of CNY34,976 (US$5,556).

In January 2011, the outstanding 1,000,000 shares of stock options expired and were not exercised by Mr. Li Feilie. The 1,000,000 stock options were granted to Mr. Li Feilie, the Company’s Chairman and CEO at an exercise price of US$22.64 per share (the fair market value of the Company’s common stock as of the grant date) in January 2008. The required service period is three years commencing from the grant date. The estimated fair value of these options at the date of grant using the Black Scholes option pricing model was CNY78,049, which are being amortized over the requisite service period of three years, with the following assumptions: risk-free interest rate of 3.00%; no dividend yield; historical volatility of 124.50%; and the expected term of the options of one year. As at December 31, 2010, the compensation expense relation to the options has been fully recognized.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

24.

EQUITY (CONTINUED)

(e)

Dividend restrictions and reserves

Due to the Group’s structure, the payment of dividends is subject to numerous controls imposed under PRC law, including foreign exchange control on the conversion of local currency into United States dollars and other currencies.

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu Feishang, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually. In April 2012, the Board of Directors of Wuhu Feishang determined to appropriate the general reserve and enterprise expansion reserve of CNY12,710 (US$2,040) and CNY12,710 (US$2,040), respectively.

25.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Financial instruments of the Group primarily include cash, trade and bills receivables, certain other current assets, trade and bills payables, other payables and certain accrued liabilities, amounts due from and due to related parties, interest-bearing loans and mining rights payable.

The Group is exposed to credit risk, commodity risk, foreign currency risk, interest rate risk, business and economy risk and liquidity risk. The Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarized below.

(a)

Credit risk

The carrying amounts of the Group’s cash and cash equivalents, time deposits, restricted bank deposits, trade and bills receivables, and other current assets, except for prepayments, represent the Group’s maximum exposure to credit risk in relation to its financial assets.

For trade receivables, each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimize credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade receivables relate to a large number of diversified customers. The Group does not hold any collateral or other credit enhancements over its trade receivable balances. Trade receivables are non-interest-bearing.

Cash and cash deposits

The Group maintains its cash and cash deposits primarily with various PRC State-owned banks and Hong Kong-based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

Trade receivables

The Group sells zinc, iron products and anthracitic coal to companies in the PRC. Trade receivables are typically unsecured and are mainly derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances. The Group provides impairment for trade receivables primarily based on the age of the balances and factors surrounding the customer’s credit-worthiness. At December 31, 2011 and 2012, the largest five customers accounted for 80% and 50% of trade receivables, respectively. The provision of impairment for trade receivables was CNY424 and CNY427 (US$69) at December 31, 2011 and 2012.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

25.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)

Credit risk (continued)

Trade receivables (continued)

During the year ended December 31, 2010, two customers in “Exploration and Mining-non ferrous metals” segment accounted for 32% and 16% of consolidated net sales, and two customers in “Exploration and Mining-Coal” segment accounted for 13% and 14% of consolidated net sales, respectively. During the year ended December 31, 2011, one customer in “Exploration and Mining-non ferrous metals” segment accounted for 12% of consolidated net sales, and three customers in “Exploration and Mining- Coal” segment accounted for 21%, 13% and 11% of consolidated net sales, respectively. During the year ended December 31, 2012, two customers in “Exploration and Mining-Coal” segment accounted for 22% and 21% of consolidated net sales, respectively.

The Group’s entire production of zinc for the years ended December 31, 2010, 2011 and 2012 was sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”). Wuhu Feishang is a party to a one-year non-binding sales contract with Huludao, subject to renewal each year. While the sales contract has been renewed on an annual basis in the past, in the event Wuhu Feishang and Huludao are unable to agree upon renewal terms, or if Wuhu Feishang’s sales contract with Huludao is not renewed for any other reason, Wuhu Feishang will have to identify one or more alternative outlets for its mineral production.

The concentration of coal customers will subside once the production volume warrants a greater marketing effort.

Bills receivable

Bills receivable represent letters of credit obtained by customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2011 and 2012, the bills receivable balance was guaranteed by financial institutions. The bills receivable have normal terms of maturity of six months.

(b)

Commodity risk

The Group is exposed to fluctuations in the prices of zinc, iron and anthracite which it produces or trades. These commodity prices can fluctuate widely and are affected by factors beyond control which affect earnings and cash flows. The Group has not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Group’s sales revenue and gross profit:

	2012 Actual	Coal Price		Zinc Price		Iron Price
		+ 10%	- 10%	+ 10%	- 10%	+ 10%	- 10%
(CNY in millions, except percentage)
Total Sales	156.67	14.19	(14.19)	0.24	(0.24)	1.00	(1.00)
% Change		9.06	(9.06)	0.15	(0.15)	0.64	(0.64)
Gross Profit	51.74	14.08	(14.08)	0.24	(0.24)	1.00	(1.00)
% Change		27.21	(27.21)	0.46	(0.46)	1.93	(1.93)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates. The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2012, the interest rates for only 12.5% of the Group’s interest-bearing debts were fixed. The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing loans and mining rights payable affected, except for interest which is capitalized. With all other variables held constant, the Group’s profit (loss) before tax is affected through the impact on floating rate borrowings as follows:

	Increase (decrease) in basis points	Increase (decrease) in profit before tax
		CNY

Year ended December 31, 2012	100	(4,289)
	(100)	4,289

Year ended December 31, 2011	100	(2,841)
	(100)	2,841

Year ended December 31, 2010	100	(668)
	(100)	668

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

(f)

Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

25.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(f)

Liquidity risk (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

December 31, 2012	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade and bills payables	—	104,199	—	—	104,199
Other payables and accrued liabilities	—	42,905	—	—	42,905
Interest-bearing loans	—	508,388	654,212	—	1,162,600
Due to related companies	411,053	—	266,610	—	677,663
Mining rights payable	—	32,234	110,524	—	142,758
	411,053	687,726	1,031,346	—	2,130,125

December 31, 2012	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade and bills payables	—	16,724	—	—	16,724
Other payables and accrued liabilities	—	6,889	—	—	6,889
Interest-bearing loans	—	81,595	105,000	—	186,595
Due to related companies	65,973	—	42,790	—	108,763
Mining rights payable	—	5,173	17,739	—	22,912
	65,973	110,381	165,529	—	341,883

December 31, 2011	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade and bills payables	—	70,882	—	—	70,882
Other payables and accrued liabilities	—	24,576	—	—	24,576
Interest-bearing loans	—	277,992	557,015	49,146	884,153
Due to related companies	184,477	—	262,657	—	447,134
Mining rights payable	—	27,644	121,529	18,256	167,429
	184,477	401,094	941,201	67,402	1,594,174

(g)

Capital management

The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and December 31, 2011.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

25.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(g)

Capital management (continued)

The Group monitors capital on the basis of the debt to capital ratio (Gearing ratio), which is calculated as interest-bearing debts divided by total capital (total equity plus interest-bearing debts).

	2011	2012
	CNY	CNY
Interest-bearing debts	874,732	1,116,908

Total Equity	625,893	546,875

Total capital	1,500,625	1,663,783

Gearing ratio	58%	67%

26.

TRANSFERS OF FINANCIAL ASSETS

At December 31, 2012, the Group endorsed certain bills receivable accepted by banks in the PRC (the “Derecognized Bills”), to certain of its suppliers in order to settle the trade payables due to these suppliers with a carrying amount in aggregate of CNY22,499. The Derecognized Bills have a maturity from one to six months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the Derecognized Bills have a right of recourse against the Group if the PRC banks default (the “Continuing Involvement”). In the opinion of the directors, the Group has transferred substantially all risks and rewards relating to the Derecognized Bills. Accordingly, it has derecognized the full carrying amounts of the Derecognized Bills and the associated trade payables. The maximum exposure to loss from the Group's Continuing Involvement in the Derecognized Bills and the undiscounted cash flows to repurchase these Derecognized Bills equal to their carrying amounts. In the opinion of the directors, the fair values of the Group’s Continuing Involvement in the Derecognized Bills are not significant.

For the year ended December 31, 2012, the Group has not recognized any gain or loss on the date of transfer of the Derecognized Bills. No gains or losses were recognized from the continuing involvement, both during the year or cumulatively. The endorsement has been made evenly throughout the year.

27.

COMMITMENTS

(a)

Operating Lease

At the end of the reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating lease in respect of rented premises which fall due as follows:

	December 31,
	2011	2012	2012
	CNY	CNY	US$
Within the first year	1,578	1,245	200
After one year but not more than five years	2,108	580	93
	3,686	1,825	293

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

27.

COMMITMENTS (CONTINUED)

(b)

Capital commitments

As at December 31, 2012, the Group had the following capital commitments:

	December 31,
	2011	2012	2012
	CNY	CNY	US$

Construction and purchase of property, plant and equipment	102,940	94,625	15,187

28.

SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, defined as the person who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the President Office that makes strategic decisions.

The Group operates in two operating segments: exploration and mining – non-ferrous metals, and exploration and mining – coal. These segments are each managed separately because they are conducted with different production processes. The accounting policies of the two segments were the same, and were as described in the summary of significant accounting policies. The Group evaluates performance based on operating earnings of the respective business unit. The Group’s non-financial assets and revenue are substantially all located in and derived from the PRC.

As of and for the year ended December 31, 2012, the segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Exploration and mining – coal	Corporate activities	Total
Revenues from external customers	14,728	141,939	—	156,667
Depreciation, depletion and amortization	1,194	17,812	50	19,056
Operating loss	(5,678)	(36,602)	(10,705)	(52,985)
Interest income	1,537	1,048	37	2,622
Finance costs	318	44,533	7	44,858
Income tax benefit	965	15,210	—	16,175
Loss for the year	(6,596)	(57,957)	(16,894)	(81,447)
Capital expenditure	12,211	350,419	—	362,630
Total assets	79,092	2,762,854	12,314	2,854,260
Total liabilities	37,331	1,587,719	682,335	2,307,385

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

28.

SEGMENT INFORMATION (CONTINUED)

	US$
	Exploration and mining – non- ferrous metals	Exploration and mining – coal	Corporate activities	Total
Revenues from external customers	2,364	22,781	—	25,145
Depreciation, depletion and amortization	192	2,859	8	3,059
Operating loss	(911)	(5,874)	(1,719)	(8,504)
Interest income	247	168	6	421
Finance cost	51	7,147	2	7,200
Income tax benefit	155	2,441	—	2,596
Loss for the year	(1,059)	(9,302)	(2,711)	(13,072)
Capital expenditure	1,960	56,241	—	58,201
Total assets	12,694	443,433	1,977	458,104
Total liabilities	5,992	254,826	109,516	370,334

As of and for the year ended December 31, 2011, the segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Exploration and mining – coal	Corporate activities	Total
Revenues from external customers	42,940	105,211	—	148,151
Depreciation, depletion and amortization	2,407	12,903	78	15,388
Operating profit (loss)	9,940	(22,985)	(12,833)	(25,878)
Interest income	1,122	564	27	1,713
Finance costs	368	31,841	6	32,215
Income tax expense	4,285	9,750	—	14,035
Profit (loss) for the year	11,448	(64,900)	(12,664)	(66,116)
Capital expenditure	1,347	348,279	8	349,634
Total assets	87,856	2,317,407	12,905	2,418,168
Total liabilities	39,525	1,306,003	446,747	1,792,275

As of and for the year ended December 31, 2010, the segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Exploration and mining – coal	Corporate activities	Total
Revenues from external customers	54,686	38,668	—	93,354
Depreciation, depletion and amortization	4,080	7,141	1,673	12,894
Equity-settled share-based compensation	—	—	26,016	26,016
Operating profit (loss)	16,873	(35,343)	(42,836)	(61,306)
Interest income	518	76	518	1,112
Finance costs	—	5,912	95	6,007
Income tax expense	6,083	6,141	—	12,224
Share of losses of associates	(6,310)	—	—	(6,310)
Gain on disposal of associates	30,571	—	—	30,571
Gain from bargain purchase of a subsidiary	—	624,148	—	624,148
Profit (loss) for the year	35,267	575,142	(42,299)	568,110
Capital expenditure	3,210	245,780	14	249,004
Total assets	87,258	1,931,491	10,180	2,028,929
Total liabilities	50,566	987,452	455,002	1,493,020

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

29.

SUBSEQUENT EVENTS

On January 11, 2013, Dayuan Coal drew down the remaining loan facility amounting CNY15,000 (US$2,407) out of the total loan facility CNY100,000 (US$16,050) established in 2012 from Bank of Communications, Guizhou branch. The purpose of the loan is to finance the improvement project of Dayuan Coal. The loan is guaranteed by Wuhu City Feishang Industrial Development Company Limited (“WFID”). The loan bears a floating interest rate equal to 30% plus a three-year base lending rate stipulated by the People’s Bank of China from time to time (currently 6.15 % per annum, resulting in a current annual interest rate of 8.00% per annum). Dayuan Coal has fully drawn down the loan as of January 11, 2013.

On January 29, 2013 and February 27, 2013, Guizhou Puxin received a CNY20,000 (US$3,210) and CNY30,000 (US$4,815) one-year bank loan from China Merchants Bank Co., Ltd., respectively. The purpose of the loans is to finance the working capital of Guizhou Puxin. The loans are guaranteed by WFID. The loans bear a fixed annual interest rate of 30% above the one-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.00 % per annum, resulting in a current annual interest rate of 7.80% per annum).

On February 4, 2013, Guizhou Puxin received a CNY20,000 (US$3,210) one-year bank loan from China Everbright Bank, Chongqing Branch .The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan is guaranteed by Feishang Enterprise and Mr. Li Feilie. The loan bears a fixed annual interest rate of 6.30% in 2013.

In March 2013, Guizhou Puxin and certain of its subsidiaries received and fully drew down a total of CNY83,600 (US$13,417) long-term entrusted loans from Yangpu Banghua Industrial Co., Ltd., an unrelated third party. The purpose of the loan is to finance the working capital, mine construction and debt settlement. The loans bear fixed interest rate equal to 20% above the three-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.15% per annum, resulting in a current annual interest rate of 7.38% per annum).

On March 27, 2013, Guizhou Puxin received a CNY400,000 (US$64,199) one-year bank loan from China Minsheng Bank Co., Ltd. The purpose of the loan is to satisfy indebtedness owed by Guizhou Puxin to two of its fellow subsidiaries. The loan is guaranteed by Xinsong Coal. The loan bears a floating annual interest rate of 20% above the one-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.00 % per annum, resulting in a current annual interest rate of 7.20% per annum).

On March 29, 2013, Guizhou Puxin received a CNY50,000 (US$8,025) one-year bank loan from Chongqing Bank, Guiyang Branch. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan is guaranteed by Feishang Enterprise. The loan bears a fixed annual interest rate of 40% above the one-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.00 % per annum, resulting in a current annual interest rate of 8.40% per annum).

On March 22, 2012, the government of Guizhou Province issued a policy regarding consolidation of coal mines. According to the policy, those coal mines with annual production capacity less than 90,000 tons whose production has been suspended will not be approved to resume production, depending on the completion of consolidation with other coal mines until 2015. Before the release of the policy, a series of mine accidents occurred in third party coal mines in Guizhou Province, which caused the production suspension of Gouchang Coal. The resumption of production depends on the results of inspection by local authorities. Gouchang Coal is affected by the consolidation policy and the Group is in the process of planning for the increased production capacity of Gouchang Coal for the purpose of resumption of production in the future.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

30.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2011	2012	2012
	CNY	CNY	US$
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	61	14	2
Investments in subsidiaries	1,053,068	1,053,068	169,015
Amounts due from subsidiaries	—	9,537	1,531

TOTAL NON-CURRENT ASSETS	1,053,129	1,062,619	170,548

CURRENT ASSETS
Amounts due from subsidiaries	116,394	106,189	17,043
Cash	9,684	6,149	987

TOTAL CURRENT ASSETS	126,078	112,338	18,030

TOTAL ASSETS	1,179,207	1,174,957	188,578

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	4,666	9,176	1,472

TOTAL CURRENT LIABILITIES	4,666	9,176	1,472
NET CURRENT ASSETS	121,412	103,162	16,558
TOTAL ASSETS LESS CURRENT LIABILITIES	1,174,541	1,165,781	187,106

NON-CURRENT LIABILITIES
Due to the Shareholder	262,657	266,610	42,790

TOTAL NON-CURRENT LIABILITIES	262,657	266,610	42,790

TOTAL LIABILITIES	267,323	275,786	44,262

EQUITY
Issued capital	290,179	290,179	46,573
Other capital reserves	723,493	723,493	116,119
Accumulated losses	(78,189)	(92,310)	(14,814)
Other comprehensive losses	(23,599)	(22,191)	(3,562)

TOTAL EQUITY	911,884	899,171	144,316

TOTAL LIABILITIES AND EQUITY	1,179,207	1,174,957	188,578

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except share and per share data)

30.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED INCOME STATEMENTS

	December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$

ADMINISTRATIVE EXPENSES, including share-based compensation expense of CNY26,016, nil and nil in 2010, 2011 and 2012, respectively	(37,016)	(8,920)	(14,121)	(2,266)
NON-OPERATING INCOME	36	—	—	—
LOSS BEFORE INCOME TAX	(36,980)	(8,920)	(14,121)	(2,266)
INCOME TAX EXPENSE	—	—	—	—
LOSS FOR THE YEAR	(36,980)	(8,920)	(14,121)	(2,266)

CONDENSED STATEMENTS OF CASH FLOWS

	December 31,
	2010	2011	2012	2012
	CNY	CNY	CNY	US$

Net cash used in operating activities	(5,955)	(10,872)	(9,831)	(1,578)
Net cash used in investing activities	(61,361)	(124,826)	—	—
Net cash provided by financing activities	69,251	140,438	6,327	1,016
NET INCREASE IN CASH	1,935	4,740	(3,504)	(562)
CASH AT BEGINNING OF THE YEAR	3,595	5,130	9,684	1,554
Effect on exchange rate changes on cash	(400)	(186)	(31)	(5)
CASH AT END OF THE YEAR	5,130	9,684	6,149	987

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2012, CNY656,184 (US$105,316) of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2010, 2011 and 2012.

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

During the years ended December 31, 2010, 2011 and 2012, no cash dividends were declared and paid by subsidiaries of the Company.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
4.25	Loan Agreement dated December 17, 2012 by and between Guizhou Dayun Mining Co., Ltd. and Industrial and Commercial Bank of China Limited.
4.26	Loan Agreement dated March 27, 2013 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd.
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2012 (contained in Financial Statements).
7	Computation of Ratios for Fiscal Years ended December 31, 2010, 2011 and 2012.
8	Subsidiaries of the Registrant.
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1

Consent of Ernst & Young to incorporation of audit report dated April 29, 2013 into registration statement on Form S-8 (SEC File No. 333-146790) and registration statement on Form F-3 (SEC File No. 333-163702).