Form 20-F
period 2013-12-31
CHINA NATURAL RESOURCES INC
filed 2014-04-29
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2013
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 24,910,916 common shares as of December 31, 2013.

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

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "CNY" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the "CNY Exchange Rate") as quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2013, which was US$1.00 = CNY6.0543. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2013. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

*References to “Baiping Mining” are to Jinsha Baiping Mining Co., Ltd., a company organized in the PRC and a 70%-owned subsidiary of Guizhou Puxin.

*References to “Bijie Feishang” are to Bijie Feishang Energy Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Guizhou Puxin.

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

*References to “Dayuan Coal” are to Guizhou Nayong Dayuan Coal Mining Co., Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

References to “Distribution” are to a special interim dividend declared by the Company satisfied by way of a distribution in specie of the entire issued share capital of Feishang Anthracite, being an aggregate of 124,554,580 ordinary shares in the capital of Feishang Anthracite with a par value of HK$0.01 each.

References to “Distribution Record Date” are to January 13, 2014, being the record date for ascertaining entitlements to the Distribution.

*References to "Feishang Anthracite” are to Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited), a company organized in the British Virgin Islands and, until January 22, 2014, a wholly-owned subsidiary of the Company.

References to “Feishang Dayun” are to Feishang Dayun Coal Mining Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Pineboom.

References to “Feishang Enterprise” are to Feishang Enterprise Group Limited, a related company organized in the PRC and controlled by Mr. Li Feilie, the Chairman and CEO of the Company.

References to “Feishang Management” are to Shenzhen Feishang Management and Consulting Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of Yunnan Mining.

References to “Feishang Mining” are to Feishang Mining Holdings Limited, a company organized in the British Virgin Islands and, since February 3, 2006, a wholly-owned subsidiary of CHNR.

i

References to “Feishang Yongfu” are to Feishang Yongfu Mining Limited, a company organized in Hong Kong and a wholly owned subsidiary of Newhold.

References to “FMH Services” are to FMH Corporate Services Inc., a company organized in Florida and, a wholly-owned subsidiary of CHNR.

References to "GAAP" or “U.S. GAAP” are to generally accepted accounting principles of the United States.

*References to “Gouchang Coal” are to Nayong Gouchang Coal Mining Co. Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

*References to “Guizhou Dayun” are to Guizhou Dayun Mining Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Yangpu Dashi.

*References to “Guizhou Fuyuantong” are to Guizhou Fuyuantong Energy Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Smartact.

*References to “Guizhou Puxin” are to Guizhou Puxin Energy Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Guizhou Fuyuantong.

*References to “Guizhou Yongfu” are to Guizhou Yongfu Mining Co., Limited, a company organized in the PRC and a 70%-owned subsidiary of Guizhou Puxin.

References to "IFRS" are to International Financial Reporting Standards as issued by the International Accounting Standards Board.

*References to “Jinsha Juli” are to Jinsha Juli Energy Co., Ltd., a company organized in the PRC which is 99% owned by Guizhou Puxin and 1% owned by Beijie Feishang.

References to “JORC” are to the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy. The JORC has established a code for the reporting of mineral resources and ore reserves that is widely accepted as a standard for professional reporting purposes.

*References to “Linjiaao Coal” are to Liuzhi Linjiaao Coal Mining Co., Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

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

References to "Pineboom" are to Pineboom Investments Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of the Company.

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

*References to “Shenzhen Chixin” are to Shenzhen Chixin Information and Consulting Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Guizhou Puxin.

ii

References to “Silver Moon” are to Silver Moon Technologies Limited, a company organized in the British Virgin Islands and an 80%-owned subsidiary of the Company. Silver Moon is currently inactive.

*References to “Smartact” are to Hong Kong Smartact Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Feishang Anthracite.

References to “Spin-Off” are to the January 22, 2014 distirubtion to the Company’s shareholders of the outstanding shares of Feishang Anthracite, which operated the Company’s coal mining and related business prior to January 22, 2014.

References to "Sunwide" are to Sunwide Capital Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of the Company. Sunwide is currently inactive.

References to “Wuhu Feishang” are to Wuhu Feishang Mining Development Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of Feishang Mining.

*References to “Xinsong Coal” are to Liuzhi Xinsong Coal Mining Co., Ltd., a company organized in the PRC and a 99%-owned subsidiary of Guizhou Puxin.

*References to “Yangpu Dashi” are to Hainan Yangpu Dashi Industrial Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of Guizhou Puxin.

References to “Yangpu Lianzhong” are to Yangpu Lianzhong Mining Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of China Coal.

References to “Yangpu Shuanghu” are to Yangpu Shuanghu Industrial Development Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of Feishang Yongfu.

References to “Yunnan Mining” are to Yunnan Feishang Mining Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of Wuhu Feishang.

_________________________

* Collectively these companies comprise the coal business held by Feishang Anthracite that was subject of the January 22, 2014 Spin-Off.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

On February 3, 2006 (the “Acquisition Date”), we consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Our acquisition of Feishang Mining was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of our outstanding common shares. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are stated in CNY and are derived from the audited consolidated financial statements of the Company for the years ended December 31, 2010, 2011, 2012 and 2013, prepared and presented in accordance with IFRS. Details of the Company’s acquisition of Feishang Mining are described elsewhere in this report.

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

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP for financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2010, 2011, 2012 and 2013 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects”and our audited consolidated financial statements and the notes thereto included in this Annual Report.

The statements of profit or loss data for each of the years ended December 31, 2011, 2012, and 2013 and the statements of financial position data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included in Part III, Item 18, "Financial Statements" of this Annual Report. The statements of financial position data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements that are not included in this Annual Report. Our historical results are not necessarily indicative of our results in any future period.

In accordance with IFRS5, statements of profit or loss have been restated retrospectively for all periods presented due to the approval of the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of the Company’s wholly owned subsidiary, Feishang Anthracite, which operated the Company’s coal mining and related business. The Spin-Off was completed on January 22, 2014. The coal mining and related operations are therefore presented as discontinued operations.

	Amounts in thousands, except share amounts and
	per share data
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2013
	CNY	CNY	CNY	CNY
Statements of Profit or Loss Data
Revenue	54,686	42,940	14,728	41,360
Cost of sales	(28,086)	(21,245)	(9,036)	(25,101)
Gross profit	26,600	21,695	5,692	16,259

Profit/(loss) before income taxes from continuing operations	18,200	3,069	(15,356)	857

Profit/(loss) for the year from continuing operations attributable to:
Owners of the Company	12,117	(1,216)	(14,391)	(1,285)
Non-controlling interests	—	—	—	—
	12,117	(1,216)	(14,391)	(1,285)

	Amounts in thousands, except share amounts and
	per share data
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2013
	CNY	CNY	CNY	CNY
Income/(loss) from discontinued operations attributable to:
Owners of the Company	560,134	(64,759)	(75,312)	(334,119)
Non-controlling interests	(4,141)	(141)	8,256	(418)
	555,993	(66,116)	(81,447)	(334,537)

Profit/(loss) attributable to:
Owners of the Company *	572,251	(65,975)	(89,703)	(335,404)
Non-controlling interests	(4,141)	(141)	8,256	(418)
	568,110	(66,116)	(81,447)	(335,822)

Earnings (losses) per share: Basic
For loss from continuing operations	0.54	(0.05)	(0.58)	(0.05)
For loss from discontinued operations	24.96	(2.74)	(3.02)	(13.41)
	25.50	(2.79)	(3.60)	(13.46)

Diluted
For loss from continuing operations	0.53	(0.05)	(0.58)	(0.05)
For loss from discontinued operations	24.62	(2.74)	(3.02)	(13.41)
	25.15	(2.79)	(3.60)	(13.46)

Weighted average number of shares outstanding
Basic	22,443,416	23,613,238	24,910,916	24,910,916
Diluted	22,751,864	23,613,238	24,910,916	24,910,916

Statements of Financial Position Data
Total assets	2,028,929	2,418,168	2,854,260	3,024,564
Current assets **	176,475	255,733	347,255	2,997,211
Current liabilities **	328,461	585,046	1,097,879	2,568,144
Total equity	535,909	625,893	546,875	255,518
Non-controlling interests	85,826	85,685	93,941	93,523
Equity attributable to Owners of the Company	450,083	540,208	452,934	161,995
Capital stock	312,081	312,081	312,081	312,081

———————

*

Including gain from bargain purchase of Guizhou Puxin and its five subsidiaries including Baiping Mine, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal of CNY624,148 (US$103,092) in 2010.

**

 In December 2013, the assets and liabilities of the coal mining segment and related business were reclassified to held for distribution, only as at December 31, 2013, and not as at the other year ends in the table.

The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly owned foreign enterprises and sino-foreign joint venture companies as reflected in its statutory financial statements are to be allocated to either (i) each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, or (ii) statutory reserve, as determined by the resolution of the Board of Directors annually. Prior to the Acquisition, the Board of Directors of Wuhu Feishang declared and paid dividends of CNY44.01 million (US$7.27 million) and CNY38.46 million (US$6.35 million) on February 28, 2005 and January 27, 2006, respectively. Wuhu Feishang declared dividends of CNY127.10 million (US$20.99 million) to its parent on April 27, 2012 which were paid in 2013.

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

The exchange rate on April 24, 2014 was US$1.00 = CNY6.2504.

The following table reflects the high and low exchange rates for each month during the previous six months:

MONTH	Oct-13	Nov-13	Dec-13	Jan-14	Feb-14	Mar-14

High	6.1240	6.1005	6.0933	6.0612	6.1451	6.2286
Low	6.0816	6.0908	6.0543	6.0406	6.0602	6.1187

The following table reflects the average exchange rate for each of the preceding five years, calculated by using the average of the exchange rates on the last day of each month during the period:

YEAR	2009	2010	2011	2012	2013

High	6.8519	6.8338	6.6350	6.3885	6.2445
Low	6.8192	6.6070	6.2949	6.2223	6.0543
Average for period	6.8315	6.7666	6.4479	6.2993	6.1417

B.

Capitalization and Indebtedness

No disclosure is required in response to this Item.

C.

Reasons for the Offer and Use of Proceeds

No disclosure is required in response to this Item.

D.

Risk Factors

Risks Relating to Metal Mining Operations

We depend on our ability to obtain mining rights in order to sustain operations; and various factors impact on our retention of mining rights and the continued availability of minerals which to mine. We may be unable to successfully compete for mineral rights with companies having greater financial resources than we have.

We currently conduct mining operations at one mine – Yangchng Mine - and the life of probable iron ore reserves is coming to an end. We estimate that probable iron reserves at the Yangchong Mine will be depleted during 2015. Further, we are subject to the jurisdiction of local and provincial governmental authorities that have suspended operations of mines, including mines previously operated by the Company, in furtherance of environmental initiatives by governmental authorites that have led to the designation of certain mines as exploration restricted areas.

For the foregoing and other reasons, many of which are outside of our control, mines have limited lives. As a result, we seek to expand mineral reserves through the acquisition of additional mining rights. As there is a limited supply of desirable mineral deposits in the PRC, we face strong competition for mining rights from other mining companies, some of which have greater financial resources than we have. As a result, we may not be able to acquire attractive mineral rights on acceptable terms. If we are unable to identify and acquire additional mines, we may be required to cease operations.

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

The local municipal government has declined to renew our three exploration rights and unless we are able to identify and secure additional mining rights, our financial condition and the results of our operations may be adversely affected.

Prior to November 2013, we conducted exploration and mining operations at four non-ferrous mines located in the PRC, and we submitted our application to renew the exploration rights for three of these mines on their expiry. In November 2013, the Fanchang County Bureau of Land and Resources redesignated the Sichong Mine, the Baigupchong Mine and the Luojiachong Mine as exploration restricted areas. As a result, the Company’s exploration rights at these mines were not renewed and further exploration activities at these mines has ceased. We are dependent on acquiring mining rights in order to generate revenues and unless we are able to secure mining rights at additional mines, our financial condition and results of operations will suffer.

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

Our metallic ore mining operations are subject to government regulations on the State, provincial and county levels. These regulations relate to, among other things:

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

State and local laws regulating work safety conditions have also been adopted. Compliance with these regulations can be expensive and until compliance is achieved, our mining operations will be delayed or suspended. In addition, it is common for provincial governments to suspend the operations of local mines to investigate mining accidents and to order remedial action to be taken. Production suspensions disrupt our mining operations, delay our receipt of revenues from the suspended operations and otherwise adversely affect our financial condition and results of operations.

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

We produced no zinc in 2013 due to the inferior quality of zinc at current mining zones and there is no assurance if and when zinc production will continue.

We produced no zinc in 2013 due to the inferior quality of zinc at current mining zones. For the years ended December 31, 2012, zinc production accounted for revenues of CNY2.37 million (US$0.39 million). At this time we do not know if and when zinc production will recommence or may be recoverable from further mining zones.

Wuhu Feishang depends on a single customer for its zinc production with whom Wuhu Feishang has no binding contractual understandings, and the loss of that customer would materially and adversely affect our results of operations.

Wuhu Feishang’s entire production of zinc for the years ended December 31, 2011, 2012 were sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”), the largest zinc smelter in Asia.

Wuhu Feishang is a party to a one-year sales contract with Huludao, subject to renewal every year; however, the sales contract does not obligate Huludao to purchase zinc from Wuhu Feishang. In the event Huludao ceases or reduces its purchases from Wuhu Feishang, or if Wuhu Feishang and Huludao are unable to agree upon renewal terms or Wuhu Feishang’s sales contract with Huludao is not renewed for any other reason, Wuhu Feishang will have to identify one or more alternative outlets for its mineral production. While the sales contract has been renewed on an annual basis since 2003, the loss of Huludao as a source for Wuhu Feishang’s zinc production could cause delays in revenue generation and otherwise adversely affect our results of operations.

There was no zinc production and sales in 2013 due to the inferior quality of zinc at the current mine zones.

Risks Relating to Our Financial Condition

We have incurred losses from operations for each of the preceding three fiscal years and there is no assurance that we will generate profits in the future.

For the three years ended December 31, 2011, 2012 and 2013, we incurred operating losses from continuing operations of CNY2.89 million (US$0.48 million), CNY16.38 million (US$2.71 million) and CNY2.88 million (US$0.48 million), respectively. Our operating losses are attributable, in part, to depressed prices for ore that we mine. Our profitability is dependent upon many factors, including our ability to fund our operating expenses, mine ore, and sell our production output to third parties. There is no assurance that we will be successful in our efforts to achieve profitability.

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

We face uncertainties with respect to the significant decrease in our assets/ liabilities.

We have discontinued our coal segment and we are currently dependent upon the success of one line of business – mining of zinc, iron and other non-ferrous metal. While this business generates operating revenues, those revenues are not sufficient to offset expenses, resulting in continued losses from operations. Unless we are able to expand our mineral reserves through acquisition of additional mining rights, we will likely continue to incur losses.

Risks Relating to PRC Operations

Any failure to achieve and maintain effective internal control could have material adverse effect on our business, results of operations and the market price of our shares.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act (“SOX”), adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, under certain circumstances, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting as of December 31, 2013 was effective. However, we cannot assure you our management will not identify material weaknesses in the future during the Section 404(a) process or our independent public registered accounting firm will not identify material weaknesses during the Section 404(b) process if it was performed in the current year or in the future or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Under a policy dating to the second half of 2005, the CNY is permitted to fluctuate within a narrow and managed range against a basket of certain foreign currencies. This change in policy is a source of more than a 36% appreciation of the CNY against the U.S. dollar between June 30, 2005 and December 31, 2013. While the international reaction to the CNY revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible exchange rate policy, which could result in a further and more significant appreciation of the CNY against the U.S. dollar. While the appreciation of the CNY against the U.S. dollar has not always been steady, it is generally believed that the CNY will continue to appreciate as economic conditions improve.  However, CNY against the U.S. dollar started to depreicate by approximately 0.90% in the first quarter of 2014.

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

The China-based affiliate of our auditor, like other independent registered public accounting firms in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board (United States), and as such, investors may be deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor performs audit work in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, the China-based affiliate of our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. The four firms which are subject to the six month suspension from practicing before the SEC have recently appealed the initial administrative law decision to the SEC. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issue the audit reports included in our annual reports filed with the SEC is affiliated with one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision and we may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the Chine Securities Regulatory Commission (“CSRC”) and the Ministry of Finance of the PRC, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC's final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting from the NASDAQ or our deregistration under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our stock in the United States.

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

Due to an exemption from NASDAQ rules applicable to “foreign private issuers,” our related party transactions may not receive the type of independent review process that other NASDAQ-listed companies receive, and the terms of these transactions may not be as favorable as could be obtained from unrelated parties.

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

Our Chief Executive Officer and his affiliates control us through their stock ownership; and their interests may differ from other shareholders.

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

Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association (unless such amendment varies the rights attached to shares) or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most jurisdictions in the United States. In addition, the directors of a British Virgin Islands company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company’s business), if they determine it is in the best interests of the company. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices.

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

Risks Related to the Spin-Off

We face uncertainties with respect to the applicability of PRC withholding tax on the Distribution.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (‘‘SAT Circular 698’’) issued by the State Administration of Taxation (‘‘SAT’’) on December 10, 2009 with retroactive effect from January 1, 2008, if a non-PRC resident enterprise transfers its indirect equity interests in a PRC resident enterprise by disposing of its equity interests in an overseas holding company (‘‘Indirect Transfer’’), and such overseas holding company is located in a tax jurisdiction that has an effective tax rate of less than 12.5% or does not tax foreign income of its residents, the non-PRC resident enterprise, as the transferor, is required to report the Indirect Transfer to the relevant PRC tax authorities.

Using a ‘‘substance over form’’ principle, the PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax, in which case the gains derived from such ‘‘Indirect Transfer’’ may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, if a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant PRC tax authorities have the authority to make reasonable adjustments to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with the PRC. In addition, there is no formal declaration with regard to how to determine whether an overseas holding company lacks a “reasonable commercial purpose” or was “established for the purpose of avoiding PRC tax”. As a result, there is a risk that the PRC tax authorities would regard the Distribution as an “Indirect Transfer” by CHNR of our PRC subsidiaries to CHNR’s shareholders subject to SAT Circular 698. If SAT Circular 698 were determined to be applicable to the Distribution by the PRC tax authorities, CHNR could be required to withhold taxes at a rate of up to 10% on any gains derived from the Distribution, which may be deemed as the difference between the fair value of our ordinary shares at the time of the Distribution and CHNR’s tax basis in our ordinary shares.

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

Non-ferrous Metal Exploration and Mining Activities

Wuhu Feishang was established as a Sino-foreign joint stock limited liability company between Wuhu City Feishang Industrial Development Company Limited (“WFID”) (50%) and Feishang International Holdings Limited (“FIH”) in June 2002 with tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of Wuhu Feishang is CNY12 million (US$1.98 million), of which CNY6 million (US$0.99 million) was contributed by each of WFID and FIH. In May 2003, Wuhu Feishang acquired the entire business of Anhui Fanchang Zinc and Iron Mine, a state-owned enterprise (“Anhui Fanchang”). In April 2005, WFID and FIH transferred their interests in Wuhu Feishang to Feishang Mining, at cost, and since the date of such transfer, Feishang Mining has been the owner of 100% of the capital stock of Wuhu Feishang.

Yunnan Mining was formed in January 2008 as a wholly-owned subsidiary of Wuhu Feishang with a registered capital of CNY50 million (US$8.26 million). In October 2009, Yunnan Mining acquired exploration rights to the Baiguochong Mine. The Baiguochong Lead-Zinc Mine is located in E Shan Town, Fanchang County, Anhui Province in the PRC, approximately six kilometers south of Fanchang County.

Yangpu Lianzhong was established in January 2008 with a registered capital of US$16.37 million (CNY99.11 million) which is a wholly owned by China Coal, a Hong Kong company established in January 2008. Yangpu Lianzhong is currently dormant following disposition of two unconsolidated investees in 2010.

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

B.

Business Overview

Following the January 2014 Spin-Off and listing on the Main Board of the Hong Kong Stock Exchange of the shares of Feishang Anthracite, which had operated our coal mining and related businesses, we intend to continue our acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sales of iron, zinc and other nonferrous metals extracted or produced at mines primarily located in Anhui Province in the PRC, as well as our operation of related businesses. We conduct these activities through our indirect wholly-owned subsidiary, Wuhu Feishang and its subsidiaries.

BUSINESS SEGMENT - Mining of Zinc, Iron and Other Non-Ferrous Metals

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

Initial data compiled by the International Lead and Zinc Study Group (“ILZSG”) for the year 2013 showed that global output of refined zinc metal was 13.26 million tonnes, representing a increase of 0.58 million tonnes from 2012 usage. The global refined zinc metal production increased by 4.6% in 2013 as compared to 2012.

Zinc cash settlement price and three-month forward price on the London Mercantile Exchange (“LME”) averaged US$1,909 (CNY11,558) per tonne and US$1,939 (CNY11,739) per tonne, respectively, during 2013, 2.0% and 1.32% lower than during 2012. The three-month forward price of zinc peaked at US$2,230 (CNY13,501) per tonne and bottomed at US$1,812 (CNY10,970) per tonne in the year of 2013.

The following table shows the production, consumption and prices of zinc in China over the past five years:

	2009	2010	2011	2012	2013

Metal production (in thousand tonnes)	4,186	5,210	5,344	4,850	5,300
Consumption (in thousand tonnes)	4,310	4,950	5,200	5,350	5,950
Average price (CNY/ tonne)	13,721	17,967	16,922	15,249	15,178

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

After the year of 2000, the rapid development of the global steel industry, especially in Asia, led to the substantial increase in the world’s iron ore consumption. During the period 2001 to 2012, the global iron ore consumption increased by 88.0%, with an average annual growth rate of 5.9%. And China’s iron ore consumption grew 4.2 times with the average annual growth rate of 13.8%, contributing to the global iron ore production.

World production of iron ore in 2013 is estimated to be 2.02 billion tonnes. World iron ore production is dominated by three companies: Companhia Vale do Rio Doce (Brazil), Rio Tinto Plc (Australia) and BHP Billiton Limited (Australia). These three companies together produced 680 million tonnes of iron in 2012, which would accounted for 33% of the global iron ore production.

China produced 1,451 million tonnes of iron-ore in 2013, increased by 10.76% compared with 2012. China imported 820 million tonnes of iron ore in 2013, increased by 10.22% from 744 million tonnes in 2012. According to the data disclosed by the China Iron and Steel Association (CISA), the average CIF price of the imported iron ore was US$113 (CNY684) per tonne, down 12.13% from 2012. Australia, Brazil, and South Africa are the major exporters of iron ore to China, according to General Administration of Customs of the PRC.

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

Wuhu Feishang

Overview of Wuhu Feishang

Wuhu Feishang's principal activity is the mining of zinc, iron and other minerals for distribution in the PRC. Wuhu Feishang currently operates a mine located in Fanchang County, Wuhu City, Anhui Province, the PRC, for which it has acquired mining rights: the Yangchong Mine contains iron and zinc minerals. The mine produced approximately 13,400 tonnes of iron and 100 tonnes of zinc in 2012, and approximately 37,048 tonnes of iron and 0 tonnes of zinc in 2013. Wuhu Feishang’s acquisition of the entire business of Anhui Fanchang in May 2003, included without limitation, the mining rights to Yangchong Mine, and Zaoyuan Mine which ceased operation in October 2009 due to depletion of all of the mineral ore, as well as the properties and the processing facilities of the mines. Wuhu City is located in the northwestern Yangtze River Delta and is in the approximate center of East China, approximately 384 kilometers from Shanghai. In August 2007, Wuhu Feishang acquired exploration rights to a third mine – the Sichong Mine – where preliminary exploration is presently being conducted.

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

The average selling prices per metric tonne of our major metal products for each of the three years ended December 31, 2011, 2012 and 2013, are set forth in the following table:

Major Product	2011	2012	2013
	CNY/ MT	CNY/ MT	CNY/ MT
Zinc (based on zinc concentrates grade 42% ~ 44%)	10,294	9,190	N/A
Iron concentrates (Grade 65% ~ 66%)	1,241	986	939
Micaceous Iron Oxide Grey (Grade 160, 240, 320)	1,920	1,942	N/A

The following table summarizes the production quantity and sales quantity of our metal products for each of the years ended December 31, 2009, 2010, 2011, 2012 and 2013 included in continuing operations.

	2009	2010	2011	2012	2013
Production quantity (in tonnes):
Zinc (based on zinc concentrates grade 42% ~ 44%)	644	1,485	1,160	100	—
Iron concentrates (Grade 65% ~ 66%)	59,500	34,060	23,200	13,400	37,048
Micaceous iron oxide – grey (Grade 160, 240, 320)	1,001	1,119	1,249	85	—
Sales quantity (in tonnes):
Zinc (based on zinc concentrates grade 42% ~ 44%)	740	1,408	1,013	258	—
Iron concentrates (Grade 65% ~ 66%)	58,779	35,042	21,163	10,114	42,123
Micaceous iron oxide – grey (Grade 160, 240, 320)	744	1,007	1,424	428	—

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

Wuhu Feishang outsources its mine extraction to unrelated third parties. From January 1, 2013 through December 31, 2013 Wuhu Feishang outsourced mine extraction at Yangchong Mine to Wenzhou Mining Engineering Co. Ltd. Under the agreement, the subcontractor charged a service fee of CNY72.10 (US$11.91) per tonne of ore extracted, and CNY6.00 (US$0.99) per tonne of useless stone removal. For the developing of ramps, the subcontractor charged a service fee of CNY2,800.00 (US$462.48) per extra meter of inclined shaft and CNY1,960.00 (US$323.74) per extra meter of flat shaft. Wuhu Feishang has engaged Wenzhou Dongda Mining Engineering Co. Ltd. to perform mine extraction at Yangchong Mine from January 1, 2014 to December 31, 2014. Under the agreement, the subcontractor charges a service fee of CNY72.10 (US$11.91) per tonne of ore extracted, and CNY6.00 (US$0.99) per tonne of useless stone removal. For the developing of ramps, the subcontractor charges a service fee of CNY3,150.00 (US$520.29) per extra meter of inclined shaft and CNY2,310.00 (US$381.55) per extra meter of flat shaft.  Except for the outsourced mining of raw minerals to an unrelated third party (as described above), all ore processing procedures are performed by Wuhu Feishang. Raw minerals extracted from Yangchong Mine are processed into iron and zinc metals in factories located near the mine.

The operation of Wuhu Feishang was affected by a production suspension order affecting all mines in Wuhu city in the fourth quarter of 2011 imposed by the Wuhu municipal government for inspection as a result of a mine accident in Wuhu city. The suspension order was lifted in the first quarter of 2012. In addition, Wuhu Feishang ceased its own production for mine recovery from June 2012 to October 2012.

All equipment, infrastructure and facilities material to Wuhu Feishang’s operations are believed to be in good condition. The plant was constructed in 1991 and has been periodically upgraded. The processing plant is capable of producing approximately 600 tonnes of finished products per day. The processing facilities process raw ore from the Yangchong Mine. All processing facilities and equipment of Wuhu Feishang were acquired from Nanchang Non-ferrous Metallurgy Designing Organization, a Class-A corporation in China in designing and producing equipment for the mining industry. All technology and equipment meet the industrial standard as required by the relevant government authorities. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and an administration building. At December 31, 2012 and 2013, the net book value of mining related property, plant and equipment of Yangchong Mine was approximately CNY6.89 million (US$1.14 million) and CNY7.87 million (US$1.30 million), respectively.

As of December 31, 2013, the reserve and mineralized material estimates of Yangchong Mine are as follows:

	As of December 31, 2013
	Probable Reserve (in metal tonnes)	Average quality of ore
Yangchong Mine
Zinc	4,505	5.82%
Iron	43,592	44.76%

Note:

The probable reserve as of December 31, 2013 has been adjusted by removing those reserves extracted by the Company’s past mining activities. Based on the 2013 production levels, the length of the mining activity of our probable reserves for Yangchong mine is approximately 1.5 years for iron. The mine dilution loss and the mining recovery factor of Yangchong Mine are approximately 10% and 90%, respectively. The metallurgical recovery factor of zinc and iron are approximately 96% and 87%, respectively.

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

The net book value of property, plant and equipment of Zaoyuan Mine at December 31, 2012 and 2013 were nil as they were fully depreciated and scrapped. All of the minable reserves of Zaoyuan mine had been fully extracted in 2009.

Sichong Mine

During the year ended December 31, 2007, Wuhu Feishang acquired exploration rights to Sichong Mine for CNY0.7 million (US$0.12 million). The geological coordinate of this property is EL 118°10’33”~ 118°11’28” and NL 31°01’30”~ 31°03’00” covering a site area of 3.73 square kilometers. The Sichong Gold-Silver-Lead-Zinc Mine is located in Suncun Town, Fanchang County, Anhui Province in the PRC, approximately 4 kilometers south of Fanchang County with an exploration permit running from November 29, 2011 to November 29, 2013. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau, Anhui Hydro-geology Survey & Engineering Geology Survey Corporation and Shandong Zhengyuan Geological Exploration Institute to carry out prospecting which includes geophysical, geochemical and drilling works, and for the years ended December 31, 2012 and 2013, expenses of approximately CNY3.08 million (US$0.49 million) and CNY0.11 million (US$0.02 million), respectively, had been incurred in other operating expenses. While results of preliminary prospecting suggest that the mine contains mineable quantities of gold, silver, lead and zinc, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercial viability of pursuing a plan of extraction. However, the mining of Sichong Mine ceased in November 2013 as the site was designated as an exploration restricted area by Fanchang County Bureau of Land and Resources.

Suppliers

Wuhu Feishang purchases explosives and other auxiliary raw material from suppliers mainly located in Anhui Province, the PRC. For explosives, the purchases are made on a cash on delivery basis. For other auxiliary materials, typical credit terms granted by major suppliers range from 30 to 60 days on an open account basis.

For the years ended December 31, 2011, 2012 and 2013, the largest five suppliers accounted for 62%, 60% and 31%, respectively, of Wuhu Feishang’s purchases. For the years ended December 31, 2011, 2012 and 2013, the largest supplier accounted for 36%, 19% and 15%, of Wuhu Feishang’s purchases, respectively.

Customers

Wuhu Feishang sells all of its zinc and iron products to companies in the PRC. All of Wuhu Feishang’s zinc products were sold to a single customer, Huludao Zinc Industry Co., Ltd., which is the largest zinc smelter in Asia. No Zinc production and sales took place in 2013.

For the three years ended December 31, 2011, 2012 and 2013, Wuhu Feishang’s five largest customers accounted for 96%, 99% and 100% of Wuhu Feishang’s sales, respectively. During the year ended December 31, 2011, the three largest customers accounted for 41%, 24% and 17%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2012, the three largest customers accounted for 53%, 16% and 15%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2013, the three largest customers accounted for 36%, 31% and 19%, respectively, of Wuhu Feishang’s sales.

Competition

During 2011 and 2012, Wuhu Feishang faced competition from Nanjing Xixia Lead Zinc Silver Mine (“Nanjing Xixia”) which produces 20,000 tonnes of zinc annually. Huludao sources zinc metal from both Nanjing Xixia and Wuhu Feishang. The annual demand of zinc metal of Huludao is 300,000 tonnes. As Wuhu Feishang has a long-standing sales relationship with Huludao, management believes that Wuhu Feishang will be able to renew its sales contract with Huludao as and when its zinc production recommences. In addition, Wuhu Feishang faces competition from other smaller mines in the region, including Fenghuang Mine of Tongling Multi-metallic Group Limited with an annual production capacity of 100,000 tonnes of 63% grade iron concentrate. However, management believes that Wuhu Feishang enjoys a competitive advantage based upon its high product quality and purity, and lower cost of production.

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

Yunnan Mining

During the year ended December 31, 2009, Yunnan Mining acquired exploration rights to Baiguochong Mine for consideration of CNY0.8 million (US$0.13 million). The geological coordinate of this property is EL 118°11′30″~ 118°12′15″ and NL 31°02′00″~ 31°03′15″ covering a site area of 2.72 square kilometers. The Baiguochong Lead-Zinc Mine is located in E Shan Town, Fanchang County, Anhui Province in the PRC, approximately 6 kilometers south of Fanchang County with an exploration permit running from May 28, 2010 to May 28, 2012. The mine engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau to carry out prospecting which included geophysical and drilling works, and incurred exploration expenses of approximately CNY2.50 million (US$0.41 million).

During the year ended December 31, 2011, Yunnan Mining acquired exploration rights to Luojiachong Mine for consideration of CNY0.6 million (US$0.10 million). The geological coordinate of this property is EL 118°05′15″~ 118°07′00″ and NL 30°59′00″~ 31°00′15″ covering a site area of 5.81 square kilometers. The Luojiachong Copper-Polymetallic Mine is located in the west of Chisha Town, Fanchang County, Anhui Province in the PRC, approximately 15 kilometers southeast of Fanchang County with an exploration permit running from June 22, 2010 to June 22, 2012. The mine engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau to carry out prospecting which included geophysical works, and incurred exploration expenses of approximately CNY0.43 million (US$0.07 million).

In November 2013, the Fanchang County Bureau of Land and Resources redesignated the Baigupchong Mine and the Luojiachong Mine as exploration restricted areas. As a result, the mining rights of Yunnan Mining at these mines were not renewed and Yunnan Mining has ceased its mining activities at these mines.

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

Wuhu Feishang’s mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu Feishang is required to submit a mining proposal and feasibility studies to the relevant government authority; and is also obligated to pay a resources compensation fee to the State in an amount equal to 2% of annual sales of zinc and iron concentrates. Resources compensation fees of CNY733,700 (US$121,187), CNY277,935 (US$45,907) and CNY187,300 (US$30,937) were paid in 2011, 2012 and 2013, respectively. The natural resources fee for the renewal of the mining rights to Yangchong Mine of CNY3,002,900 (US$495,995) was paid in December 2005 whereas that of Zaoyuan Mine of CNY354,000 (US$58,471) was paid in October 2006. Natural resources fees are not required to be paid in connection with the grant of exploration rights and, therefore, no natural resources fees are payable for the Sichong Mine and Baiguochong Mine until such time, if any, as we seek mining rights with respect to those mines.

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

BUSINESS SEGMENT ADJUSTMENT – Corporate Activities

Feishang Management

Feishang Management was incorporated in the PRC in October 2008. It is a wholly owned subsidiary of Yunnan Mining and is engaged in the provision of management and consulting services to the other companies in the group.

FMH Services

FMH Services is a Florida company incorporated in November 2007 in connection with a proposed transaction that was not consummated. FMH Services, which is wholly owned by CHNR, is currently dormant.

Sunwide

Sunwide was incorporated in the British Virgin Islands in January 2001. Sunwide is a wholly owned subsidiary of CHNR and is currently dormant.

Silver Moon

Silver Moon is a British Virgin Islands company incorporated in March 2000. Silver Moon, which is 80%-owned by CHNR, is not currently engaged in active business operations.

DISCONTINUED SEGMENT - Coal-Mining and Related Businesses

On December 31, 2013, the Board of Directors approved a conditional special interim dividend to the shareholders of CHNR satisfied by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to all shareholders of CHNR in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Pursuant to the Distribution, each shareholder of CHNR would be entitled to five shares of Feishang Anthracite for every share of CHNR held on the Distribution Record Date. After the completion of the Distribution, CHNR would no longer hold any shares in Feishang Anthracite.

The Spin-Off did not involve any offering of new shares of Feishang Anthracite or a public offering of any other securities and no funds were raised pursuant to the Spin-Off. The Distribution became unconditional upon successful listing by way of introduction on the Main Board of the Stock Exchange of Hong Kong Limited of Feishang Anthracite on January 22, 2014.

In preparation for the Distribution, the Board of Directors passed resolutions in writing on December 6, 2013 to approve the following matters:

-

change of the authorized share capital of Feishang Anthracite from US$50,000 divided into 50,000 ordinary shares of US$1.00 each to HK$10,000,000 divided into 1,000,000,000 Shares of HK$0.01 each;

-

repurchase and cancellation of all issued shares of US$1.00 each from CHNR for US$1.00; and

-

issue of a total of 124,554,580 Shares of HK$0.01 each to CHNR for HK$98,380,000.

These transactions were completed on December 12, 2013.

Prior to the Spin-Off, Feishang Anthracite and its direct and indirect subsidiaries operated the Company’s coal segment, including the exploration, construction, development and operation of coal mines located in Guizhou Province, the PRC.

The following table summarizes the activities of these operating subsidiaries:

Business Segment	Name of Subsidiaries	Effective Interest controlled by the Company	Principal Activities
Coal Development and Mining	Guizhou Yongfu	70%	Anthracite mining in its Yongsheng Mine in Guizhou Province, the PRC
	Guizhou Dayun	100%	Anthracite mine construction of its Dayun Mine in Guizhou Province, the PRC
	Baiping Mining	70%	Anthracite mining in its Baiping Mine in Guizhou Province, the PRC
	Dayuan Coal	99%	Anthracite mining in its Dayuan Mine in Guizhou Province, the PRC
	Gouchang Coal	99%	Anthracite mining in its Gouchang Mine in Guizhou Province, the PRC (temporary suspension)
	Linjiaao Coal	99%	Anthracite mining in its Zhulinzhai Mine in Guizhou Province, the PRC
	Xinsong Coal	99%	Anthracite mining in its Liujiaba Mine in Guizhou Province, the PRC

C.

Organizational Structure

China Natural Resources is a holding company owning the following subsidiaries, with the interests indicated immediately after the completion of Spin-Off:

			CHNR (BVI)

100%	100%	80%	100%	100%	100%	100%
FMH Services (Florida, US)	Feishang Mining (BVI)	Silver Moon (BVI)	China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)

	100%		100%		100%	100%
	Wuhu Feishang (PRC)		Yangpu Lianzhong (PRC)		Feishang Yongfu (HK)	Feishang Dayun (HK)

	100%				100%
	Yunnan Mining (PRC)				Yangpu Shuanghu (PRC)

	100%
	Feishang Management (PRC)

See Item 4.B. above and Exhibit 8 for descriptions of the Company’s subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Wuhu (Anhui Province) and Shenzhen (Guangdong Province) in the PRC.

On July 1, 2008, the Company and Anka Consultants Limited (“Anka”), a related party, entered into a license agreement in respect of the Company’s head office in Hong Kong. The agreement was renewed on July 1, 2012. The total area of the office was approximately 368 square meters in which the Company shared 238 square meters. The license agreement provided that the Company shared certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka. On September 1, 2013, the Company and Feishang Anthracite entered into new license agreements with Anka respectively in which the Company and Feishang Anthracite share 238 square meters on equal basis and also share certain costs and expenses in connection with their use of the office. Anka continues to provide accounting and secretarial services and day-to-day office administration to the Company. For the years ended December 31, 2011, 2012 and 2013, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY849,000 (US$140,231) , and CNY1,005,000 (US$165,998) and CNY956,000 (US$157,904), respectively. For the year ended December 31, 2013, Feishang Anthracite paid its share of rental expenses and rates to Anka amounting to approximately CNY217,000 (US$35,842).

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

For the years ended December 31, 2011, 2012, and 2013, the Company incurred capital expenditures (excluding fees for renewal of mining rights) of CNY349.63 million (US$57.75 million), CNY362.63 million (US$59.90 million) and CNY300.59 million (US$49.65 million), respectively.

See Item 4.B. for the details of the property, plants and equipment used by each of the mines and Item 5.B. for the Company’s material commitments for capital expenditures.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

None.

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

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2011, 2012 and 2013 included elsewhere herein.

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements for the year ended December 31, 2011 were the first the Group has prepared in accordance with IFRS.

A.

Operating Results

Continuing operations

On December 31, 2013, the Board of Directors approved a conditional special interim dividend to the shareholders of CHNR satisfied by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to all shareholders of CHNR in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Pursuant to the Distribution, each shareholder of CHNR would be entitled to five shares of Feishang Anthracite for every share of CHNR held on the Distribution Record Date. After the completion of the Distribution, CHNR would no longer hold any shares in Feishang Anthracite.

The Spin-Off did not involve any offering of new shares of Feishang Anthracite or a public offering of any other securities and no funds were raised pursuant to the Spin-Off. The Distribution became unconditional upon successful listing by way of introduction on the Main Board of the Stock Exchange of Hong Kong Limited of Feishang Anthracite on January 22, 2014.

Before the Spin-Off, we were engaged in the following businesses through our operating subsidiaries:

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

After the Spin-Off, we continue to engage in the acquisition and exploitation of non-ferrous metals mining and related businesses.

The following discussion reflects only the continuing operations of the Company following the Spin-Off:

Revenues and Gross Profit

Revenue for sales of all products is recognized when title passes to the customer in accordance with the relevant sales agreement, generally upon product acceptance by the customer.

2013 vs 2012

Sales increased by CNY26.63 million (US$4.40 million), or 180.83%, to CNY41.36 million (US$6.83 million) for the year ended December 31, 2013 from CNY14.73 million (US$2.43 million) for the year ended December 31, 2012. The increase was mainly attributable to an increase of 32,009 tonnes in the production volume of iron concentrates to 42,123 tonnes for the year ended December 31, 2013 from 10,114 tonnes in the prior year, partly offset by:  (i) a decrease in the average selling price per tonne of iron concentrates from CNY986 (US$163) for the year of 2012 to CNY939 (US$155) for the year ended December 31, 2013; and (ii) a decrease in the sales of both zinc concentrates and micaceous iron oxide-grey to zero in 2013 from 258 tonnes and 428 tonnes in 2012, respectively.

Sales were mainly derived from sales of zinc concentrates, iron concentrates and micaceous iron oxide-grey. Sales of zinc dropped by CNY2.37 million (US$0.39 million) from CNY2.37 million (US$0.39 million) in 2012 to zero in 2013. The decrease was primarily attributable to the lack of zinc production for 2013 as a result of inferior quality in the current mining zone. The increase in iron concentrates production was due to (i) the production suspension order covering all mines in Wuhu city imposed by the Wuhu municipal government for inspection due to a mine accident in Wuhu city that affected production in the 2012 period; and (ii) the suspension of production for mine recovery from June 2012 to October 2012 imposed by Wuhu Administration of Work Safety. The decrease of micaceous iron oxide-grey in 2013 was mainly due to cessation of non-profitable micaceous iron oxide-grey operations. We sold 428 tonnes of micaceous iron oxide-grey in 2012.

Gross profit for the year ended December 31, 2013 increased to CNY16.26 million (US$2.69 million) with a gross profit margin of 39.31%, compared to CNY5.69 million (US$0.94 million) with a gross profit margin of 38.64% for the year ended December 31, 2012. The approximately CNY10.57 million (US$1.75 million), or 185.66% increase in gross profit was mainly due to the increase of selling prices and production volume in iron concentrates compared to the prior year.

The gross profit or gross profit margin on sales of iron concentrates for the year ended December 31, 2013 was CNY16.11 million (US$2.66 million) or 40.70%, compared to CNY4.77 million (US$0.79 million) or 47.84% for the same period in 2012. The increase in gross profit was mainly caused by the increase of iron concentrates sold. The drop in the gross profit margin was primarily caused by the drop in selling price of iron concentrates.

2012 vs 2011

The sales from our metal segment’s operation decreased by CNY28.21 million (US$4.66 million), or 65.70%, to CNY14.73 million (US$2.43) for the year ended December 31, 2012 from CNY42.94 million (US$7.09 million) for the year ended December 31, 2011. The decrease was mainly contributed by a decrease in the production volume and the average selling price per tonne of zinc and iron concentrates.

Sales were mainly derived from sales of zinc concentrates, iron concentrates and micaceous iron oxide-grey. Sales of zinc dropped by CNY8.06 million (US$1.33 million), or 77.28%, from CNY10.43 million (US$1.72 million) in 2011 to CNY2.37 million (US$0.39 million) in 2012. The decrease was primarily attributable to the decrease in both our zinc sales volume and sales price in 2012. In 2012, we sold 258 tonnes of zinc, representing a decrease of 755 tonnes, or 74.53%, from 1,013 tonnes in 2011. The decrease in zinc concentrates production was due to (i) the production suspension order covering all mines in Wuhu city imposed by the Wuhu municipal government for inspection due to a mine accident in Wuhu city that affected production in the 2012 period; and (ii) the suspension of production for mine recovery from June 2012 to October 2012 imposed by Wuhu Administration of Work Safety. In addition, the selling price of zinc in 2012 decreased by CNY1,104 (US$182) per tonne, or 10.73%, from CNY10,294 (US$1,700) in 2011 to CNY9,190 (US$1,518) in 2012. Sales of iron concentrates also dropped by CNY16.28 million (US$2.69 million), or 62.02%, from CNY26.25 million (US$4.34 million) in 2011 to CNY9.97 million (US$1.65 million) in 2012. The decrease in iron concentrates sales was mainly caused by a drop in both iron sales volume and sales price in 2012. The sales volume of iron decreased by 11,049 tonnes from 21,163 tonnes in 2011 to 10,114 tonnes in 2012. The decrease in iron concentrates production was caused by the production suspensions described above. The average selling price of iron was CNY986 (US$163) per tonne in 2012, representing a drop of CNY255 (US$42), or 20.55%, from CNY1,241 (US$205) in 2011. Sales of micaceous iron oxide-grey decreased by CNY1.90 million (US$0.31 million), or 69.60%, from CNY2.73 million (US$0.45 million) in 2011 to CNY0.83 million (US$0.14 million) in 2012. The decrease was mainly due to cessation of micaceous iron oxide-grey operations. We sold 428 tonnes of micaceous iron oxide-grey in 2012, representing an decrease of 996 tonnes, or 69.94% from 1,424 tonnes in 2011. However, the average selling price of micaceous iron oxide-grey slightly increased by CNY22 (US$4) per tonne, or 1.15%, from CNY1,920 (US$317) in 2011 to CNY1,942 (US$321) in 2012.

Gross profit for the year ended December 31, 2012 decreased to CNY5.69 million (US$0.94 million) with a gross profit margin of 38.64%, compared to CNY21.69 million (US$3.58 million) with a gross profit margin of 50.52% for the year ended December 31, 2011. The approximately CNY16.00 million (US$2.64 million), or 73.77%, drop in gross profit, was mainly due to the decrease in iron and zinc selling prices and production volume compared to the prior year.

The gross profit or gross profit margin on sales of zinc concentrates for the year ended December 31, 2012 was CNY0.78 million (US$0.13 million) or 32.67%, compared to CNY6.11 million (US$1.01 million) or 58.61% for the same period in 2011. The drop in gross profit was mainly caused by the decrease in zinc volume sold. The gross profit or gross profit margin on sales of iron for the year ended December 31, 2012 was CNY4.77 million (US$0.79 million), or approximately 47.84%, compared to CNY14.57 million (US$2.41 million), or 55.51% for the same period in 2011. The decrease in gross profit was primarily caused by the drop in both iron volume sold and selling price of iron concentrates.

The gross loss of CNY0.37 million (US$0.06 million) on sales of micaceous iron oxide-grey for the year ended December 31, 2012, as compared to a gross loss of CNY1.01 million (US$0.17 million) for the same period in 2011. The gross loss was mainly due to an increase in the price of raw materials purchased, together with a drop in the sales volume of micaceous iron oxide-grey.

Administrative Expenses

2013 vs 2012

Administrative expenses are mainly comprised of salaries and staff welfare expenses, contribution to retirement fund, utilities, depreciation expenses, legal and professional fees, travel and entertainment expenses, losses on suspension of production and office expenses.

Administrative expenses in 2013 decreased by CNY1.52 million (US$0.25 million), or 7.82% to CNY17.91 million (US$2.96 million) from CNY19.43 million (US$3.21 million) in 2012. Before the Spin-Off, the metal mining business and the discontinued coal mining business shared certain administrative expences. The decrease of administrative expenses for the continuing operations was mainly contributable to the increasing administrative costs for the discontinued operations during the year along with the expansion of the discontinued operations.

2012 vs 2011

Administrative expenses in 2012 decreased by CNY4.81 million (US$0.79 million), or 19.85% to CNY19.43 million (US$3.21 million) from CNY24.24 million (US$4.00 million) in 2011. Before the Spin-Off, the metal mining business and the discontinued coal mining business shared certain administrative expences. The decrease of administrative expenses for the continuing operations was mainly contributable to the increasing administrative costs for the discontinued operations during the year along with the expansion of the discontinued operations.

Other Operating Expenses, net

2013 vs 2012

The other operating expenses in 2012 and 2013 solely related to the mine recovery fee paid in repsonse to the local relevant regulations.

2012 vs 2011

No other operating expenses in 2011 because there is no mine recovery operation  in 2011.

Non-operating Income (Expense), net

2013 vs 2012

There is no material fluctuation in the non-operating income (expense), net of CNY0.17 million (US$0.03 million) in 2013 as compared to CNY0.22 million (US$0.04 million) in 2012.

2012 vs 2011

Non-operating income (expense) decreased from a net income of CNY5.19 million (US$0.86 million) in 2011 to a net expense of CNY0.22 million (US$0.04 million) in 2012. The decrease was primarily caused by  the write back of over-accrued liabilities amounting to CNY5.26 million (US$ 0.87 million) by the metal segment in 2011 which did not recur in 2012.

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

2013 vs 2012

Income tax expense turned from a benefit of CNY0.97 million (US$0.16 million) in 2012 to an expense of CNY2.14 million (US$0.35 million) in 2012. The increase was mainly contributed by: (i) the increase in deferred income tax expense amounting to CNY2.60 million (US$0.43 million) arising from the recognition of deferred tax assets mainly due to the operating loss of Feishang Mining amounting to CNY1.07 million (US$0.18 million) in 2012; and (ii) the increase in current income tax expense amounting to CNY0.51 million (US$0.08 million).

2012 vs 2011

Income tax expense turned from an expense of CNY4.29 million (US$0.71 million) in 2011 to a benefit of CNY0.97 million (US$0.16 million) in 2012. The decrease was mainly contributed by (i) the decrease in current income tax expense amounting to CNY5.02 million (US$0.83 million); and (ii) the decrease in deferred income tax amounting to CNY0.24 million (US$0.04 million).

Profit/(Loss) from the Continuing Operations

2013 vs 2012

The profit from continuing operations increased significantly from a loss of CNY14.39 million (US$2.38 million) in 2012 to a profit of CNY1.29 million (US$0.21 million) in 2013.The profit increase was mainly due to (i) the gross profit increased by CNY10.57 million (US$1.75 million) compared to the year ended December 31, 2012; and (ii) the decrease in payroll and travelling expenses of approximately CNY1.72 million (US$0.28 million) incurred for the expansion of the discontinued operations.

2012 vs 2011

The loss from continuing operations increased from CNY1.22 million (US$0.20 million) in 2011 to CNY14.39 million (US$2.38 million) in 2012. The increased loss was mainly due to (i) a CNY16.00 million (US$2.64 million) decrease in gross profit compared to the year ended December 31, 2011; and (ii) the write back of over-accrued liabilities amounting to CNY5.26 million (US$ 0.87 million) in 2011 which did not recur in 2012, partly offset by a decrease in the income tax expense of CNY5.26 million (US$ 0.87 million) in 2012.

Discontinued operations

Discontinued operations represented the Company’s coal mining and related business operated and owned by Feishang Anthracite, in which the Company’s shares were distributed to the Company’s shareholders on January 22, 2014.

2013 vs 2012

Net losses from discontinued operations increased by 398.87% from CNY67.06 million (US$11.08 million) in 2012 to CNY334.54 million (US$55.26 million) in 2013. The increase was mainly attributable to a combination of factors including:

i)

Revenue from discontinued operations increased by 25.76% from CNY141.94 million (US$23.44 million) in 2012 to CNY178.50 million (US$29.48 million) in 2013.  This reflected a 26.76% increase in revenue from sales of self-produced coal from CNY140.82 million (US$23.26 million) in 2012 to CNY178.50 million (US$29.48 million) in 2013, which was partially offset by a decrease in revenue from sales of third party coal from CNY1.12 million (US$0.18 million) in 2012 to nil in 2013 as the Group discontinued the coal trading activities.  The increase in revenue from sales of self-produced coal was resulted from an increase in sales volume, notwithstanding a slight drop in average selling price in 2013.  Sales volume of self-produced coal increased from 435,205 tonnes in 2012 to 563,355 tonnes in 2013, principally as a result of an increase in the production output arising from the commencement of commercial production of Liujiaba Coal Mine in December 2012 and Dayuan Coal Mine in November 2013, and the which was partly countervailed by a decrease in the production output that resulted from the suspension of the Gouchang Coal Mine since March 2013.  The average selling price of self-produced coal slightly decreased from CNY323.57 (US$53.44) per tonne in 2012 to CNY316.85 (US$52.33) per tonne in 2013 due to the decline in the market price of coal in Guizhou province in 2013;

ii)

Cost of sales from discontinued operations increased by 12.88% from CNY95.89 million (US$15.84 million) in 2012 to CNY108.24 million (US$17.88 million) in 2013.  This was primarily due to our increased sales volume.  As a percentage of revenue, cost of sales decreased from 67.56% in 2012 to 60.64% in 2013.  For the self-produced coal, cost of sales as a percentage of revenue decreased from 67.30% in 2012 to 60.64% in 2013.  This was mainly attributable to the greater economies of scale realized from our higher production volume in 2013;

iii)

Administrative expenses from discontinued operations increased by 83.70% from CNY77.33 million (US$12.77 million) in 2012 to CNY142.06 million (US$23.46 million) in 2013.  This increase primarily reflected expenses incurred in connection with the preparation for the listing, losses incurred from the temporary suspension of production at Gouchang Coal Mine since March 2013, and loss from temporary suspension of production at Baiping Coal Mine in April and November of 2013 and Dayuan Coal Mine in November and December of 2013 due to accidents of the surrounding coal mines, as well as higher salaries and benefits expenses for the administrative staff following the expansion;

iv)

The Group incurred an impairment loss on property, plant and equipment from discontinued operations of CNY184.42 million (US$30.46 million) in 2013 in connection with the temporary suspension of Gouchang Coal Mine.  No such impairment loss was incurred in 2012 and 2011;

v)

Other operating expenses from discontinued operations increased from CNY1.62 million (US$0.27 million) in 2012 to CNY6.0 million (US$0.99 million) in 2013, primarily as a result of the compensation paid to local residents for repairing the damaged houses due to the blasting operation of Liujiaba Coal Mine, the mine safety service fee paid to mine safety team in Yongsheng Coal Mine and the recognition of a provision for inventory impairment in connection with the suspension of the Gouchang Coal Mine.  Other operating expenses in 2012 consisted mainly of miscellaneous levies and charges, while other operating expenses in 2013 consisted mainly of the compensation paid to local residents for repairing the damaged houses, mine safety service fee, miscellaneous levies and charges and provisions for impairment of inventory;

vi)

Finance costs from discontinued operations increased significantly from CNY44.53 million (US$7.36 million) in 2012 to CNY115.25 million (US$19.04 million) in 2013, principally due to a 58.37% increase in interest expenses on interest-bearing bank and other borrowings from CNY83.49 million (US$13.79 million) in 2012 to CNY 132.22 million (US$21.84 million) in 2013.  Interest expenses on interest-bearing bank and other borrowings increased primarily because the Group significantly increased the bank borrowings from CNY1,013.53 million (US$167.41 million) as of December 31, 2012 to CNY1,908.05 million (US$315.16 million) as of December 31, 2013, partially to replace the non-interest bearing debt provided by its major shareholder. The Group also incurred entrusted loan commission fees of CNY7.9 million (US$1.30 million) in 2013 as the Group replaced the intercompany loans with entrusted loans in 2013.  No such entrusted loans or any entrusted loan commission fee was incurred in 2012 and 2011;

vii)

Net non-operating expense from discontinued operations decreased from CNY2.18 million (US$0.36 million) in 2012 compared to net non-operating income of CNY0.13 (US$0.02 million) million in 2013.  The net non-operating expense in 2012 primarily included sponsorships and contributions to the community and certain government organizations as well as losses on disposal of certain property, plant and equipment.  The net non-operating income in 2013 primarily reflected the reversal of certain payables after the relevant government authorities issued confirmation letters confirming that the Group did not have any outstanding social security fund or housing provident fund contributions;

viii)

The Group had an income tax benefit from discontinued operations of CNY47.82 million (US$7.90 million) in 2013, compared to an income tax benefit of CNY15.21 million (US$2.51 million) in 2012.  The income tax benefit in 2013 was primarily attributable to the loss before tax of CNY382.35 million (US$63.15 million) in 2013, resulting in the recognition of deferred tax assets.

2012 vs 2011

Net losses from discontinued operations increased by 3.33% from CNY64.90 million (US$10.72 million) in 2011 to CNY67.06 million (US$11.08 million) in 2012. The increase was attributable to a combination of factors including:

i)

Revenue from discontinued operations increased by 34.91% from CNY105.21 million (US$17.38 million) in 2011 to CNY141.94 million (US$23.44 million) in 2012. This reflected a 95.18% increase in revenue from sales of self-produced coal from CNY72.15 million (US$11.92 million) in 2011 to CNY140.82 million (US$23.26 million) in 2012, which was partially offset by a 96.62% decrease in revenue from sales of third party coal from CNY33.06 million (US$5.46 million) in 2011 to CNY1.12 million (US$0.18 million) in 2012. The increase in revenue from sales of self-produced coal resulted from an increase in sales volume as well as an increase in average selling price. Sales volume of self-produced coal increased from 243,247 tonnes in 2011 to 435,205 tonnes in 2012, principally as a result of an increase in the production output of Baiping Coal Mine in 2012 and the commencement of commercial production at Zhulinzhai Coal Mine in April 2012 and Liujiaba Coal Mine in December 2012, partially offset by the suspension of production at Gouchang Coal Mine from March to August 2012 under certain newly implemented mine gas control requirements in Guizhou province. The average selling price of self-produced coal increased from CNY296.35 (US$48.95) per tonne in 2011 to CNY323.57 (US$53.44) per tonne in 2012, mainly due to the higher market prices of anthracite coal in the PRC in 2012. Revenue from the sales of third party coal decreased, primarily as a result of a decrease in sales volume from 70,811 tonnes in 2011 to 1,805 tonnes in 2012. We do not intend to engage in any significant coal trading activities in the future;

ii)

Cost of sales from discontinued operations increased by 29.08% from CNY74.29 million (US$12.27 million) in 2011 to CNY95.89 million (US$15.84 million) in 2012. This was primarily due to our increased sales volume. As a percentage of revenue, cost of sales decreased from 70.61% in 2011 to 67.56% in 2012. Cost of sales as a percentage of revenue decreased in 2012 principally due to a significant reduction of our coal trading activities, which had lower profit margins than selling self-produced coal. For the self-produced coal, cost of sales as a percentage of revenue increased from 61.07% in 2011 to 67.30% in 2012. This was mainly the result of an increase in the cost of materials, particularly the cost of explosives and mine roof support materials. For our sales of third-party coal, cost of sales as a percentage of revenue increased from 91.44% in 2011 to 99.32% in 2012. This was mainly due to differences in coal quality and market conditions;

iii)

Administrative expenses from discontinued operations increased by 56.45% from CNY49.43 million (US$8.16 million) in 2011 to CNY77.33 million (US$12.77 million) in 2012. This increase primarily reflected higher salaries and benefits expenses for the administrative staff, as the Group increased the number of administrative staff in 2012 to support the growth of business, losses incurred from the suspension of production at Gouchang Coal Mine from March to August 2012, as well as expenses incurred in connection with the preparation for the Listing;

iv)

Other operating expenses from discontinued operations increased from CNY1.55 million (US$0.26 million) in 2011 to CNY1.62 million (US$0.27 million) in 2012. Other operating expenses in 2011 consisted mainly of administrative penalties and fines, which primarily related to our safety facilities and miscellaneous charges related to temporary use of land, while other operating expenses in 2012 consisted mainly of miscellaneous levies and charges;

v)

Finance costs from discontinued operations increased by 39.86% from CNY31.84 million (US$5.26 million) in 2011 to CNY44.53 million (US$7.36 million) in 2012, principally due to a 70.46% increase in interest expenses on interest-bearing bank and other borrowings from CNY48.98 million (US$8.09 million) in 2011 to CNY83.49 million (US$13.79 million) in 2012. Interest expenses on interest-bearing bank and other borrowings increased primarily because the Group significantly increased the bank borrowings from CNY735.89 million (US$121.55 million) as of December 31, 2011 to CNY1,013.53 million (US$167.41 million) as of December 31, 2012, and the average interest rate on the outstanding bank borrowings increased from 8.0% in 2011 to 8.5% in 2012. The increase in interest expenses was partially offset by a higher level of capitalized interest in 2012 as compared to 2011, as well as a decrease in interest on payable for mining rights. The higher level of capitalized interest in 2012 was mainly the result of an increase in bank borrowings for funding coal mine construction. Interest on payables for mining rights decreased in 2012 primarily because the mining right premiums for Liujiaba Coal Mine and Gouchang Coal Mine were fully paid in 2012;

vi)

Net non-operating expense from discontinued operations increased significantly from CNY0.89 million (US$0.15 million) in 2011 to CNY2.18 million (US$0.36 million) in 2012, primarily reflecting an increase in sponsorships and contributions to the community and certain government organizations;

vii)

We had an income tax benefit from discontinued operations of CNY15.21 million (US$2.51million) in 2012, compared to an income tax expense of CNY9.75 million (US$1.61 million) in 2011. Our income tax benefit in 2012 primarily reflected the recognition of deferred tax assets for prior year tax losses of CNY15.3 million (US$2.53 million), as the Guizhou province’s local taxation bureau confirmed in 2012 that certain of our PRC subsidiaries should have been subject to income tax at a rate of 25% of their taxable income as determined under the PRC Enterprise Income Tax Law since January 2011, rather than 25% of their “deemed profits”. Prior to 2012, certain of our PRC subsidiaries were required by the Guizhou province’s local taxation bureau to pay tax at a rate of 25% of their “deemed profits”, which resulted in these PRC subsidiaries paying a significantly higher amount of tax than otherwise required under the PRC Enterprise Income Tax Law.

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

The price adjustment fund (“PAF”) was imposed by the Guizhou Provincial Government of the PRC at predetermined rates and on the quantity of coal sold by entities operated in the Guizhou Province. The PAF paid can be claimed as a deductible expense for corporate income tax purposes and the amount claimed is based on the actual amount paid. The Group recognised PAF in “cost of sales” in the consolidated statement of profit or loss.

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

When an item of property, plant and equipment is classified as held for distribution or when it is part of a disposal group classified as held for distribution, it is not depreciated and is accounted for in accordance with IFRS 5, as further explained below.

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

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognized in the statement of profit or loss.

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

Once the exploration right to explore has been acquired, exploration and evaluation expenditure is charged to statements of profit or loss as incurred, unless a future economic benefit is more likely than not to be realized. Exploration and evaluation assets acquired in a business combination are initially recognized at fair value. They are subsequently stated at cost less accumulated impairment.

When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statements of profit or loss or consolidated statements of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•

where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Asset retirement obligations

The Group’s legal or constructive obligations associated with the retirement of non-financial assets are recognized at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalized asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance cost in the consolidated statements of profit or loss. Any difference between the recorded obligation and the actual costs of reclamation is recorded in statements of profit or loss in the period the obligation is settled.

Non-current assets and disposal groups held for distribution

Non-current assets and disposal groups are classified as held for distribution when the Group is committed to distribute the asset or disposal group to its owners. For this to be the case, the asset or disposal group must be available for immediate distribution in its present condition and its distribution must be highly probable.

Non-current assets and disposal groups (other than financial assets) classified as held for distribution are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment classified as held for distribution are not depreciated or amortised.

Changes in Accounting Policy and Disclosures

The Group has adopted the following revised IFRSs for the first time for the current year's financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures – Transfers of Financial Assets
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements IFRS 12 Disclosure of Interests in Other Entities
IFRS 10, IFRS 11 and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income
IAS 19 (2011)	Employee Benefits
IAS 27 (2011)	Separate Financial Statements
IAS 28 (2011)	Investments in Associates and Joint Ventures
Annual Improvements 2009-2011 Cycle	Amendments to a number of IFRSs issued in June 2012

Other than as further explained below regarding the impact of IFRS 10, IFRS 12, IFRS 13 and IAS 1 Amendments, the adoption of the new and revised IFRSs has had no significant financial effect on these financial statements.

The principal effects of adopting these new and revised IFRSs are as follows:

(a)

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements and addresses the issues in SIC 12 Consolidation – Special Purpose Entities. It establishes a single control model used for determining which entities are consolidated. To meet the definition of control in IFRS 10, an investor must have (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. The changes introduced by IFRS 10 require management of the Group to exercise significant judgement to determine which entities are controlled.

As a result of the application of IFRS 10, the Group has changed the accounting policy with respect to determining which investees are controlled by the Group.

The application of IFRS 10 does not change any of the consolidation conclusions of the Group in respect of its involvement with investees as at 1 January 2013. The adoption of IFRS 10 did not have any impact on the earnings per share attributable to owners of the parent and other comprehensive income for the year ended 31 December 2012.

(b)

IFRS 12 sets out the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities. Details of the disclosures for subsidiaries are included in notes 22 to the financial statements.

(c)

IFRS 13 provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard does not change the circumstances in which the Group is required to use fair value, but rather provides guidance on how fair value should be applied where its use is already required or permitted under other IFRSs. IFRS 13 is applied prospectively and the adoption has had no material impact on the Group’s fair value measurements. As a result of the guidance in IFRS 13, the policies for measuring fair value have been amended. The amendments have had no impact on the financial position or performance of the Group.

(d)

The IAS 1 Amendments change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) are presented separately from items which will never be reclassified (for example, the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of comprehensive income has been restated to reflect the changes. In addition, the Group has chosen to use the new title “statement of profit or loss” as introduced by the amendments in these financial statements.

Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in the current year’s financial statements:

IFRS 9	Financial Instruments[4]
IFRS 9, IFRS 7 and IAS 39Amendments	Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39[4]
IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised) – Investment Entities[1]
IFRS 14	Regulatory Deferral Accounts[3]
IAS 19 Amendments	Amendments to IAS 19 Employee Benefits- Defined Benefit Plans: Employee Contributions[2]
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities[1]
IAS 36 Amendments	Amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets[1]
IAS 39 Amendments	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting[1]
IFRIC 21	Levies[1]
Annual Improvements 2010-2012 Cycle	Amendments to a number of IFRSs issued in December 2013[2]
Annual Improvements 2011-2013 Cycle	Amendments to a number of IFRSs issued in December 2013[2]

———————

1 Effective for annual periods beginning on or after January 1, 2014

2 Effective for annual periods beginning on or after July 1, 2014

3 Effective for annual periods beginning on or after January 1, 2016

4 No mandatory effective date yet determined but is available for adoption

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

In October 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated as at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”). The remainder of the change in fair value is presented in the statement of profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in the statement of profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

In November 2013, the IASB added to IFRS 9 the requirements related to hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting. The amendments to IFRS 9 relax the requirements for assessing hedge effectiveness which result in more risk management strategies being eligible for hedge accounting. The amendments also allow greater flexibility on the hedged items and relax the rules on using purchased options and non-derivative financial instruments as hedging instruments. In addition, the amendments to IFRS 9 allow an entity to apply only the improved accounting for own credit risk-related fair value gains and losses arising on FVO liabilities as introduced in 2010 without applying the other IFRS 9 requirements at the same time.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety.  Before this entire replacement, the guidance in IAS 39 on impairment of financial assets continues to apply.  The previous mandatory effective date of IFRS 9 was removed by the IASB in November 2013 and a mandatory effective date will be determined after the entire replacement of IAS 39 is completed.  However, the standard is available for application now.  The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

Amendments to IFRS 10 included a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity.  Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them.  Consequential amendments were made to IFRS 12 and IAS 27 (Revised). The amendments to IFRS 12 also set out the disclosure requirements for investment entities.  The Group expects that these amendments will not have any impact on the Group as the Company is not an investment entity as defined in IFRS 10.

The IAS 32 Amendments clarify the meaning of "currently has a legally enforceable right to set off" for offsetting financial assets and financial liabilities.  The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.  The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on 1 January 2014.

The IAS 36 Amendments remove the unintended disclosure requirement made by IFRS 13 on the recoverable amount of a cash-generating unit which is not impaired.  In addition, the amendments require the disclosure of the recoverable amounts for the assets or cash-generating units for which an impairment loss has been recognised or reversed during the reporting period, and expand the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal.  The amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash and non-interest bearing loans from the Shareholder and its affiliates.

See Item 5.F. for a summary of our contractual obligations for future cash payments at December 31, 2013.

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

As of December 31, 2013, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY50,385	50,385	8,322
HK$29,914	23,362	3,859
US$470	2,844	470
Total	76,591	12,651

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

The following table sets forth the Company’s cash flow for each of the three years ended December 31, 2011, 2012 and 2013 including cash flows from discontinued operations:

	Years Ended December 31,
	2011	2012	2013
	CNY'000	CNY'000	CNY'000
Cash and cash equivalent at beginning of year	126,685	136,587	210,944
Net cash used in operating activities	(62,132)	(80,979)	(149,555)
Net cash used in investing activities	(494,839)	(365,384)	(296,701)
Net cash provided by financing activities	566,990	520,753	462,197
Net (decrease) increase in cash	(10,019)	74,390	15,941
Effect of exchange rate changes on cash	(117)	(33)	(3,411)
Cash and cash equivalent at end of year	136,587	210,944	*223,474

*Include cash and cash equivalent attributable to a discontinued operation amounting to CNY146,883.

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Years Ended December 31,
	2011	2012	2013
Current ratio	0.44x	0.32x	1.17x
Working capital (CNY'000)	(329,313)	(750,624)	429,067
Gearing ratio	58.29%	67.13%	—

2013 vs 2012

The Company’s net cash used by operating activities was CNY149.56 million (US$24.70 million) in 2013 and CNY80.98 million (US$13.38 million) in 2012. They were mainly caused by the operating losses for the corresponding years.

The Company had a net cash outflow from investing activities of CNY296.70 million (US$49.01 million) in 2013, compared to a net cash outflow of CNY365.38 million (US$60.35 million) in 2012. The decrease was mainly due to less payments for the mine constructions along with the commercial production of certain coal mines since mid 2012.

Net cash provided in financing activities was CNY462.20 million (US$76.34 million) in 2013, compared to the CNY520.75 million (US$86.01 million) in 2012. This was mainly attributable to increase of CNY890.25 million (US$147.04 million) in the net proceeds from bank loan in 2013, partially offset by the increase of CNY426.27 million (US$70.41 million) in net repayment to related parties.

2012 vs 2011

Net cash used by operating activities was CNY80.98 million (US$13.38 million) in 2012 and CNY62.13 million (US$10.26 million) in 2011. They were mainly caused by the operating losses for the corresponding years.

Net cash outflow from investing activities was CNY365.38 million (US$60.35 million) in 2012, compared to a net cash outflow of CNY494.84 million (US$81.73 million) in 2011. The decrease was mainly due to (a) a net cash partial payment of CNY125.66 million (US$20.76 million) on the acquisition of Feishang Anthracite in 2011, which did not recur in 2012; (b) a decrease in term deposits to CNY3.65 million (US$0.60 million) in 2012 from CNY20.00 million (US$3.30 million) in 2011.

Net cash provided by financing activities was CNY520.75 million (US$86.01 million) in 2012, compared to the CNY566.99 million (US$93.65 million) in 2011. This was mainly attributable to (a) the net proceeds of CNY273.16 million (US$45.12 million) from bank loan to finance the construction/ technical innovation of the coal mines; and (b) the net advances from related parties of CNY233.68 million (US$38.60 million).

After the Spin-Off in January 2014, the Company does not hold any interest-bearing loans and mining rights payables. In addition we do not expect material capital expenditures for the existing non-ferrous mines. As such, the absence of cash flows from discontinued operations is considered positive to the Company’s future liquidity and capital resources.

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

Except as disclosed above, there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2011, 2012 and 2013. The Company believes that its internally generated funds will be sufficient to satisfy its anticipated working capital needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures ahead in the event of additional acquisitions.

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

As of December 31, 2013, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

Contractual Obligations as at December 31, 2013	Payments due by period
	Total	2014	2015-2016	2017-2018	Later years
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Operating lease obligations	850	512	338	—	—
Capital commitments	600	600	—	—	—
Assets retirement obligations	3,840	—	—	—	3,840
Total	5,290	1,112	338	—	3,840

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Executive Officers and Directors

The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

Name	Age	Position

Li Feilie	48	Chairman of the Board of Directors and Chief Executive Officer
Ma Sin Ling	45	Director, Chief Financial Officer and Secretary
Woo Ming Yee	47	Director
Lam Kwan Sing	44	Non-employee Director
Ng Kin Sing	51	Non-employee Director
Yip Wing Hang	47	Non-employee Director

Mr. Li Feilie was appointed as a director, Chief Executive Officer and Chairman of the Board in February 2006 following consummation of the acquisition of Feishang Mining. Mr. Li has served as a director of Feishang Mining since September 2004. Mr. Li served as director of Wuhu Feishang from December 2001 to July 2011. Mr. Li has been the chairman of Feishang Industrial, WFID and Wuhu Port, companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He also served as director of Pingxiang from July 2003 to December 2012. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from Peking University with a Bachelor’s degree and a Master’s degree in Economics.

Ms. Ma Sin Ling was appointed as a director, Chief Financial Officer and Secretary in January 2014. Ms. Ma has been working at the Company and its predecessor since August 1997 and served as Chief Financial Manager prior to her appointment as Chief Financial Officer. From July 1990 to January 1993, she worked in the audit department of Ernst & Young, Hong Kong. From January 1993 to August 1993, she worked at Time Inc. Asia as an accountant. From December 1994 to January 1997, she worked in Everbright Finance and Investment Co, Ltd. as assistant manager in the corporate finance department. From February 1997 to May 1997, she worked in Natwest Securities Asia Holdings Ltd. as Executive - Finance. Ms. Ma holds a Master of Science degree in Finance from the Lancaster University in the United Kingdom. She is a fellow of the Hong Kong Institute of Certified Public Accountants.

Ms. Woo Ming Yee was appointed as a director in January 2014. Ms. Woo is a certified public accountant (practicing) in Hong Kong since 1995 and has been a self-employed practicing accountant since that time. She worked at Ernst & Young, Hong Kong from 1988 till 1992 providing audit, tax, financial consultancy and corporate related advisory services to a wide range of clients in various fields, including finance and banking, manufacturing, trading and law. She is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Ms. Woo also holds an Executive Master of Business Administration degree from the University of Birmingham in the United Kingdom and a Bachelor’s degree in Accounting & Finance from the Middlesex University in the United Kingdom. Ms. Woo is the spouse of Mr. Tam Cheuk Ho, former executive officer and director of the Company and currently an Executive Director of Feishang Anthracite, an affiliate of the Company.

Mr. Lam Kwan Sing has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since December 2004, and a member of its compensation committee since November 2007. He served as a director and a member of the audit committee of China Resources from March 2003 until completion of the Redomicile Merger. From August 2010 to present, Mr. Lam has been the executive director of Rising Development Holdings Limited, a Hong Kong listed company, where he is responsible for corporate development. From May 2008 to July 2010, Mr. Lam was the executive director of Neo-China Land Group (Holdings) Limited, a Hong Kong listed company. In 2007, Mr. Lam served as the executive director of Forefront Group, a Hong Kong listed company. From 2002 to 2006, Mr. Lam served as the executive director of New Times Group Holdings Limited, a Hong Kong listed company. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Mr. Ng Kin Sing has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since December 2004, and a member of its compensation committee since November 2007. He served as a director and a member of the audit committee of China Resources from February 1999 until completion of the Redomicile Merger. From March 2012 to present, Mr. Ng has been the director of Sky Innovation Limited, a private investment company. From April 1998 to February 2012, Mr. Ng was the managing director of Action Plan Limited, a private securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Mr. Yip Wing Hang has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since June 2006, and a member of its compensation committee since November 2007. From October 2010 to present, Mr. Yip has been the marketing director of Athena Financial Services Limited responsible for the sale and distribution of financial products. From February 2002 to September 2010, he was the marketing director of Hantec Investment Consultant Limited. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. Mr. Yip holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

Key Employees

The following table identifies the senior management of the metal segment, and his age and position with the Company:

Name	Age	Position

Xu Chengyin	52	Director and General Manager of Wuhu Feishang

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

Family Relationships

Except as set forth above, there are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management.

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2013, to each of the individuals identified in Item 6(A) above.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/ share)	Expiration date
Directors and Officers
Li Feilie	1	—	—	—
Ma Sin Ling	—	—	—	—
Woo Ming Yee	—	—	—	—
Lam Kwan Sing	7,692	—	—	—
Ng Kin Sing	7,692	—	—	—
Yip Wing Hang	7,692	—	—	—
Senior Management
Xu Chengyin	19,214	—	—	—
Han Weibing *	49,552	—	—	—
Wan Huojin *	48,065	—	—	—

———————

*

Mr. Han Weibing and Mr. Wan Huojin were appointed as executive directors of Feishang Anthracite, effective December 23, 2013. Subsequent to the Spin-Off in January 2014, Mr. Han Weibing and Mr. Wan Huojin no longer work for the Group.

The Company and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to the Company’s directors.

On October 1, 2008, we entered into a Service Agreement with Li Feilie, our Chairman and Chief Executive Officer with an intital term of three years and shall continue thereafter unless and until terminated by a party on not less than three months’ notice, with an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

On January 22, 2014, we entered into Service Agreements with each of Ma Sin Ling, our Chief Financial Officer and Woo Ming Yee, a director, with an initial term of one year and shall continue thereafter unless and until terminated by a party on not less than three months’ notice, with an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

 There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive directors. For each of the three years ended December 31, 2013, no increases in cash compensation were determined by the Compensation Committee under the Service Agreements, and we paid or accrued $nil, $nil and $nil, respectively, for cash compensation to our executive officers for their services as such.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2013:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2003 Equity Compensation Plan	—	N/A	—
Equity compensation plans not approved by security holders	—	N/A	—
Total	—	N/A	—

Stock Option Plan

The 2003 Equity Compensation Plan (the “2003 Plan”) terminated on December 13, 2013. There are no outstanding (unexercised) uptions under the 2003 Plan. During the years ended December 31, 2011, 2012 and 2013, the Committee did not grant any options to employees and officers to purchase the Company’s common shares under the 2003 Plan. The Company may adopt a new equity compensation plan in the future.

C.

Board Practices

As provided by our Amended and Restated each director is to hold office for a three-year term expiring immediately following the annual meeting of shareholders held three years following the annual meeting at which he or she was elected.

At the annual meeting of shareholders in 2013, Messrs.Tam Cheuk Ho and Wong Wah On Edward were elected to serve as Class III directors until immediately following the annual meeting to be held in 2016 and until their successors have been duly elected and qualified. Messrs. Li Feilie and Ng Kin Sing serve as Class I directors until immediately following the annual meeting to be held in 2014 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II directors until immediately following the annual meeting to be held in 2015 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing, Yip Wing Hang and Ng Kin Sing is each an “independent” director as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 5605(a)(2). We are not required to maintain a Board of Directors consisting of a majority of independent directors based upon an exemption from NASDAQ requirements applicable to foreign private issuers whose home jurisdiction does not require the board of directors to consist of a majority of independent directors.

In connection with the Spin-Off, Messrs. Tam Cheuk Ho and Wong Wah On Edward resigned their positions with the Company on January 22, 2014 and assumed positions with Feishang Anthracite. The resignations of Messrs. Tam Cheuk Ho and Wong Wah On Edward did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Effective upon resignations of Messrs. Tam Cheuk Ho and Wong Wah On Edward, the Company’s Board of Directors appointed Ms. Woo Ming Yee and Ms. Ma Sin Ling to serve as Class III directors until immediately following the annual meeting to be held in 2016 and until their successors have been duly elected and qualified.

Our officers are elected annually at the Board of Directors meeting following each annual meeting of shareholders, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal, and the terms of applicable employment agreements.

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000 (US$641). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. During the fiscal year ended December 31, 2013, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

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

D.

Employees

As of December 31, 2013 (a) mining operations employed 309 persons (excluding the discontinued coal mine segment) on a full time basis, and (b) the corporate segment employed 6 persons (excluding the discontinued coal mine segment) on a full time basis. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees (excluding the discontinued coal mine segment) at the end of each of the past two financial years, including their principal category of activity and geographic location.

		Years Ended December 31,
		2012	2013

Hong Kong	Accounting, administration and management	7	3
		7	3

The PRC	Accounting, administration and management	36	37
	Sales and quality inspection	5	5
	Purchasing and supplies	14	12
	Production	265	230
	Cashier	1	1
	Others	25	27
		346	312

Total		** 353	* 315

———————

*

Exclude 366 full time employees of Feishang Anthracite and 1,557 workers provided by the third party labor agency.

**

Exclude 1,656 full time employees of Feishang Anthracite.

E.

Share Ownership

The following table sets forth, as of April 24, 2014, the share ownership of the Company’s common shares by each of our directors, executive officers and key employees.

As of April 24, 2014, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%
Ma Sin Ling	120,000		0.48%
Woo Ming Yee	281,926	(2)	1.13%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Xu Chengyin	—		—
Officers and directors as a group (7 persons)	15,182,519		60.94%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

(2)

Consists of 281,926 outstanding common shares held in the name of Mr. Tam Cheuk Ho, spouse of Ms. Woo.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of April 24, 2014, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

As of April 24, 2014, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

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

(2)

Consists of 2,250,000 outstanding common shares. Based upon the information provided by Rosetta Stone Capital Limited, we understand that Rosetta Stone Capital Limited is owned 32.5% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Eastern Prime Capital Investments Limited (formerly known as Smartmind Investments Limited) and 3.33% by Mr. Yuen Kin Lo. Mr. Guozhong Xie is the sole director of Rosetta Stone Capital Limited. Ms. Pan Pan Hui is the sole shareholder and director of Keen View Investments Limited. Ms. Yi Mei Liu is a controlling shareholder and director of Sun Fortune Investments Limited. Eastern Wisdom Forever Incorporated is the sole shareholder of Eastern Prime Capital Investments Limited and, Mr. Wendong Zhang and Ms. Ying Xia are directors of Eastern Prime Capital Investments Limited and shareholders of Eastern Wisdom Forever Incorporated.We also understand that Rosetta Stone Capital Limited maintains an office at 10th Floor, Center Point, 181 Gloucester Road, Hong Kong.

Significant Changes in Ownership

During the past three years, there have been no significant changes in the percentage ownership held by any major shareholder.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of December 31, 2013, on that date our common shares were held of record by a total of 179 persons, 150 of whom, who held approximately 29% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge, (a) there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company and (b) except as otherwise disclosed in this Annual Report, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

Business Acquisitions

On April 30, 2010, the Company acquired all of the issued and outstanding capital stock of Feishang Anthracite, a BVI company, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A., above.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000
CHNR’s payment of its share of office rental, rates and others to Anka Consultants Limited (“Anka”) (1)	1,234	1,385	1,502

———————

(1)

On July 1, 2008, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into a license agreement which was renewed on July 1, 2012, in respect of the Company’s head office in Hong Kong. The total area of the office was approximately 368 square meters in which the Company shared 238 square meters. The license agreement also provided that the Company and Anka shared certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka. On September 1, 2013, the Company and Feishang Anthracite entered into new license agreements with Anka respectively in which the Company and Feishang Anthracite share 238 square meters on equal basis and also share certain costs and expenses in connection with their use of the office. Anka continues to provide accounting and secretarial services and day-to-day office administration to the Company.

Receivables/ Payables with Related Parties

Loans with related companies are summarized as follows:

	As of December 31,
	2012	2013
	CNY’000	CNY’000
Payables to related parties
Feishang Enterprise Group Limited (“Feishang Enterprise”) (1)	411,053	6,453
Feishang Group (2)	266,610	197,062

———————

(1)

Payable to Feishang Enterprise from Feishang Management for the net amount of expenses paid by Feishang Enterprise on behalf of Guizhou Puxin and certain other subsidiaries.

(2)

Payable to Feishang Group for the acquisition of Feishang Anthracite and other expenses.

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2011, 2012 and 2013 are included herewith as Appendix A and are incorporated herein by reference.

We have no direct business operations, other than through the ownership of our subsidiaries. Prior to December 31, 2013, we had not paid any dividends on our common shares. On December 31, 2013, the Board of Directors approved a conditional special interim dividend to the shareholders of CHNR satisfied by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to all shareholders of CHNR in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Pursuant to the Distribution, each shareholder of CHNR would be entitled to five shares of Feishang Anthracite for every share of CHNR held on the Distribution Record Date. After the completion of the Distribution, CHNR would no longer hold any shares in Feishang Anthracite.

See Item 4.A for the details of the Distribution and Spin-Off.

Should we, as a holding company, decide in the future to pay any additional dividends, they will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictions imposed under PRC law.

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

Period	High	Low

Fiscal Year ended:
December 31, 2013	$6.18	$3.15
December 31, 2012	$9.06	$3.61
December 31, 2011	$17.05	$6.80
December 31, 2010	$17.87	$8.27
December 31, 2009	$14.83	$8.82

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2011 and 2012. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

2012 Fiscal Year, quarter ended:
March 31, 2012	$9.06	$7.06
June 30, 2012	$7.82	$3.61
September 30, 2012	$8.54	$3.66
December 31, 2012	$6.54	$4.30

2013 Fiscal Year, quarter ended:
March 31, 2013	$6.18	$4.34
June 30, 2013	$5.04	$3.65
September 30, 2013	$5.21	$3.50
December 31, 2013	$5.00	$3.15

The following table sets forth the monthly high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Month Ended:
March 31, 2014	$5.80	$4.20
February 28, 2014	$6.38	$5.13
January 31, 2014	$10.80	$5.00
December 31, 2013	$4.31	$3.15
November 30, 2013	$4.75	$4.10
October 31, 2013	$5.00	$4.28

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

B.

Amended and Restated Memorandum and Articles of Association

Charter

Our charter documents consist of our Amended and Restated Memorandum of Association (“Memorandum of Association”) and our Amended and Restated Articles of Association (“Articles of Association”).

The Memorandum of Association loosely resembles the Articles or Certificate of Incorporation of a Untied States corporation, and the Articles of Association loosely resembles the bylaws of a United States corporation. A brief description of our Memorandum of Association and Articles of Association follows, including a summary of material differences between the corporate laws of the United States and those of the British Virgin Islands. This description and summary does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our Memorandum of Association and Articles of Association have been filed as exhibits to this report and readers are urged to review these exhibits in their entirety for a complete understanding of the provisions of our charter documents.

Memorandum of Association

Corporate Powers

We have been registered in the British Virgin Islands since December 14, 1993, under British Virgin Islands International Business Company number 102930. Clause 4 of our Articles of Association states that the objects for which we are established are to engage in any act or activity which is not prohibited by any laws in force in the British Virgin Islands.

Authorized Shares

We are authorized to issue a maximum of 210,000,000 shares of no par value, of which, 200 million shall be common shares and 10 million shall be preferred shares. The directors of the Company or our shareholders may increase or decrease the maximum number of authorized shares by amending the Memorandum of Association as provided by law.

Each common share is entitled to one vote on each matter submitted to a vote of shareholders. Common shares may be redeemed by the Company for fair value. Common shares shall be entitled to receive such dividends and distributions as may be authorized by the directors. Subject to the rights of holders of other classes of shares, the directors may declare and pay dividends on the common shares. Holders of common shares shall be entitled to share in the assets available to the Company upon any liquidation. Preferred shares shall carry such designations, powers, preferences and rights, qualifications, limitations and restrictions as may be determined by the directors at the time of issuance.

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

Amendments to Memorandum and Articles of Association

Subject to the laws of the British Virgin Islands and certain limited exceptions contained in the Memorandum of Association, the Memorandum of Association and the Articles of Association may each be amended by a majority vote of members or by the directors.

Articles of Association

Issuance of Shares

The unissued shares of the Company shall be issued at the discretion of the directors, who may determine whether to issue shares, grant options or otherwise dispose of them, at such times and for such consideration (which may not be less than par value) as the directors determine. Consideration may take any form acceptable to the directors, including money, promissory note, service rendered or services to be rendered; provided that in the case of consideration other than money, the directors must adopt a resolution stating (a) the amount to be credited for issuance of the shares, (b) a reasonable determination of the present value of the non-monetary consideration and (c) that, in their opinion, the present cash value of the non-monetary consideration is not less the amount to be credited for the share issuance.

Redemption of Shares

The Company may purchase, redeem or acquire its own shares for such consideration as may be determined by the directors, and such shares may, at the direction of the directors, be cancelled or held as treasury shares; provided, however, that the Company may not purchase, redeem or acquire its shares unless, immediately following the purchase, redemption or acquisition (a) the value of the Company’s assets exceeds its liabilities and (b) the Company is able to pay its debts as they become due.

Meetings of Shareholders

The directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable. The directors shall convene such a meeting upon the written request of shareholders holding 30 percent or more of our outstanding voting shares. At least seven days’ notice of the meeting shall be given to the shareholders whose names appear on the share register. A majority of our outstanding shares entitled to vote must be present at a meeting of shareholders, in person or by proxy, in order to constitute a quorum and the affirmative vote of a majority of those present and entitled to vote shall be required in order to approve action by shareholders. However, in the event a meeting of shareholders is adjourned due to the absence of a quorum, the minimum number of shares that must be present in order to constitute a quorum shall be reduced to one-third. Our Articles of Association provides that any action that may be taken at a meeting of shareholders may be taken without a meeting if the action is approved by a written consent of shareholders.

Directors

Our Articles of Association provides that our Board of Directors shall consist of not less than three nor more than 25 directors; and directors, solely for purposes of determining the term for which they will serve, are classified as Class I, Class II and Class III directors, with approximately one-third of the total number of directors being allocated to each Class. Each director is to hold office for a three-year term expiring immediately following the annual meeting of shareholders held three years following the annual meeting at which he or she was elected. Directors may be removed by the shareholders, with or without cause, and by the directors, only with cause.

With the prior or subsequent approval by a resolution of shareholders, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us. At the annual meeting of shareholders held in 2008, the shareholders adopted resolutions providing that (a) all emoluments to directors previously fixed by the Board of Directors are approved and ratified and (b) the Board of Directors is empowered and authorized to . . . fix all future emoluments to directors, for their services in all capacities to the Company, without further approval or ratification by shareholders.

The directors may, by a resolution of directors, exercise all the powers of the Company to borrow money. There is no age limit requirement for retirement or non-retirement of directors. A director shall not require a share qualification. Directors may be natural persons who have attained the age of 18 years and are not undischarged bankrupts; or companies, in which event the company may designate a person as its representative as director.

A director may, from time to time, appoint (and revoke the appointment of) another director or another person who is not a director, but who is not disqualified from serving as a director, to be his or her alternate to exercise his or her powers and discharge his or her responsibilities. In addition, in the event of resignation, a director may appoint his or her successor.

Directors are not disqualified from entering into contracts with the Company, and no such contract shall be void or require the interested director to account for any profit under any such contract, provided that the fact of the director’s interest in the transaction is disclosed to the board. A director who is interested in a contract with the Company may, nevertheless, attend meetings of the board at which the interested transaction is discussed and/or approved, be counted towards a quorum at any such meeting and vote in favor of such transaction.

At least one-half the number of directors must be present for a duly constituted meeting. Action of directors shall require the affirmative vote of a majority of the directors present in person or by alternate and entitled to vote on the resolution. Directors may act by written consent in lieu of meeting provided that such consent is received from all of the directors. Subject to certain limitations set forth in the Articles of Association, directors may appoint committees and agents. Directors do not have the authority to appoint new auditors – such appointment must be made by the shareholders.

Indemnification

The Company shall indemnify every officer and director of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses incurred as a result of any act or failure to act in carrying out their functions, except those incurred by reason of their own fraud or willful deceit. No indemnified person shall be liable to the Company for any loss or damage except due to the fraud or willful deceit of the indemnified person. Fraud or willful deceit may only be found to exist by a court of competent jurisdiction. The Company must advance reasonable attorneys fees and other expenses to an indemnified person provided that the indemnified person executes an agreement to reimburse the Company if a court of competent jurisdiction determines that indemnified was not available under the circumstances.

Dividends and Distribution

The directors may authorize the payment of dividends or other distributions to shareholders, if, immediately following the dividend or other distribution (a) the value of the Company’s assets exceeds its liabilities and (b) the Company is able to pay its debts as they become due. Distributions, including dividends, may be declared and paid in cash, or in specie, in shares or other assets.

Restrictions on Rights to Own Securities

There are no limitations on the rights to own our securities.

Change in Control Provisions

There are no provisions of our Memorandum of Association or Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

Disclosure of Share Ownership

There are no provisions of our Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Requirements to effect changes in capital are not more stringent than is required by law.

Arbitration

Our Articles of Association provides that any differences between us and our shareholders or their legal representatives relating to the intent, construction, incidences or consequences of our Articles of Association or the British Virgin Islands Business Companies Act, including any breach or alleged breach of our Articles of Association or the Business Companies Act, or relating to our affairs shall be resolved by arbitration before two arbitrators (unless the parties agree to arbitrate before one arbitrator), who shall jointly appoint an umpire.

Discussion of Law

Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders under most jurisdictions in the United States.

While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, that is, in the name of, and for the benefit of, our Company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States.

Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association (unless such amendment varies the rights attached to shares) or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most jurisdictions in the United States. In addition, the directors of a British Virgin Islands company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company’s business), if they determine it is in the best interests of the company. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices.

The Business Companies Act of the British Virgin Islands permits the creation in our Memorandum and Articles of Association of staggered terms of directors, cumulative voting, shareholder approval of corporate matters by written consent, and the issuance of preferred shares. Currently, our Memorandum and Articles of Association provide for (a) shareholder approval of corporate matters by majority written consent, (b) staggered terms of directors and (c) the issuance of preferred shares.

As in most United States’ jurisdictions, the Board of Directors of a British Virgin Islands company is charged with the management of the affairs of the company. In most jurisdictions in the United States, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, under which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, under which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many US jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited.

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

Material Contracts

Other than contracts entered into the ordinary course of business, during the two preceding fiscal years the Company has entered into the following material contracts (which are included as exhibits to this report):

•

Sales and Purchase Master Contract dated June 1, 2011 by and between Huludao Zinc Industry Co., Ltd. and Wuhu Feishang.

•

Sales and Purchase Master Contract dated January 1, 2013 by and between Wuhu Fuxin Iron Co., Ltd. and Wuhu Feishang.

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

CHNR effected the Spin-Off by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to the holders of the common shares of CHNR (the “Distribution”). It is not clear whether the Distribution should be treated as a tax-free spin-off under Section 355 of the Code or as a taxable distribution of property. If we are required to report the Distribution to the IRS, we intend to take the view that the Distribution will be treated as a taxable distribution. Under this treatment, for U.S. Federal income tax purposes, the Distribution should be a taxable event for holders of CHNR common shares on the Distribution Record Date. Accordingly, subject to the passive foreign investment company rules discussed below, a U.S. Holder:

•

should generally be treated as having received (at the time of receipt of the Feishang Anthracite ordinary shares) a taxable distribution in an amount equal to the fair market value of the Feishang Anthracite ordinary shares received in the Distribution,

•

should have a tax basis in its Feishang Anthracite ordinary shares equal to their fair market value on the date of the Distribution, and

•

should have a holding period in its Feishang Anthracite ordinary shares that will commence on the day after the date of the Distribution.

The amount distributed by CHNR to a U.S. Holder should be taxed as a “dividend” to the extent of such holder’s proportionate share of CHNR’s current and accumulated earnings and profits (if any), and should otherwise be (i) a tax-free return of capital to the extent of such holder’s adjusted tax basis in his or her CHNR common shares and (ii) thereafter as a capital gain. CHNR does not maintain calculations of its earnings and profits in accordance with U.S. Federal income tax principles; accordingly holders should assume that the entire amount of the Distribution should be taxable as a dividend. CHNR intends to treat the distribution of Feishang Anthracite ordinary shares as a taxable dividend for U.S. Federal income tax purposes, and the remainder of the disclosure assumes such treatment.

The dividend amount generally will be treated as foreign source ordinary dividend income, and generally will be eligible for reduced rates of taxation applicable to qualified dividend income applicable to certain non-corporate U.S. Holders, but will not be eligible for the dividends received deduction allowed to corporations. The dividend will be includable in “net investment income” for purposes of the Medicare contribution tax applicable to certain non-corporate U.S. Holders.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are not exposed to interest rate risk as, following the Spin-Off, we do not have any outstanding financial instruments.

Commodity price risk

The Company is exposed to fluctuation in the prices of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cash flows. We have not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Company’s sales revenue and gross profit:

	2013	Iron Price
	Actual	10%	-10%
	(CNY in millions, except percentage)
Total Sale	41.36	3.96	(3.96)
% Change		9.57	(9.57)

Gross Profit	16.26	3.96	(3.96)
% Change		24.35	(24.35)

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2013, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2013, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (1992 framework) (the COSO criteria). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2013, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for exteral purpose in accordance with IFRS.

Since the Company is a non-accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2013 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid or expect to pay for audit and other services provided by Ernst & Young.

	Fiscal 2012	Fiscal 2013

Audit Fees	US$497,544	US$751,532
Audit-Related Fees	US$389,208	US$1,160,332
Tax Fees	—	—
All Other Fees	—	—

Total	US$886,752	US$1,911,864

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. This category also includes advice on audit and certain other services that arose during, or as a result of, the audit or the review of interim financial statements. The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting. The amount included the audit fees of Feishang Anthracite.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The amount represented the auditors’ remuneration for the audit services provided to Feishang Anthracite during its listing by way of introduction on the Hong Kong Stock Exchange.

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst & Young with respect to fiscal year 2013 were pre-approved by the Audit Committee.

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

ITEM 18.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Reports of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2012 and 2013

b.

Consolidated statements of profit or loss for the years ended December 31, 2011, 2012 and 2013

c.

Consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013

d.

Consolidated statements of changes in equity for the years ended December 31, 2011, 2012 and 2013

e.

Consolidated statements of cash flows for the years ended December 31, 2011, 2012 and 2013

f.

Notes to consolidated financial statements.

ITEM 19.

EXHIBITS

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (filed as Exhibit 99.1 to Form 6K filed January 29, 2014, and incorporated herein by reference).
1.2

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

4.4

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Newhold Investments Limited dated August 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. (furnished as Exhibit 10.1 to the Current Report on Form 6-K furnished August 13, 2008, and incorporated herein by reference).

4.5

Service Agreement dated as of October 1, 2008 by and between the Company and Li Feilie (furnished as Exhibit 99.2 to the Current Report on Form 6-K furnished November 10, 2008, and incorporated herein by reference).

4.6

Service Agreement dated as of October 1, 2008 by and between the Company and Tam Cheuk Ho (furnished as Exhibit 99.3 to the Current Report on Form 6-K furnished November 10, 2008, and incorporated herein by reference).

4.7

Service Agreement dated as of October 1, 2008 by and between the Company and Wong Wah On Edward (furnished as Exhibit 99.4 to the Current Report on Form 6-K furnished November 10, 2008, and incorporated herein by reference).

4.8

Letter Agreement dated January 12, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (furnished as Exhibit 10.2 to the Current Report on Form 6-K furnished January 20, 2009, and incorporated herein by reference).

Exhibit No.	Exhibit Description

4.9

Loan Agreement dated February 2, 2009 by and between Guizhou Yongfu Mining Co., Limited and China Minsheng Banking Corp. Ltd. (filed as Exhibit 4.21 to the Annual Report on Form 20-F filed June 29, 2009, and incorporated herein by reference).

4.10

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

4.12

Loan Agreement dated August 24, 2010 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd. (filed as Exhibit 4.21 to the Annual Report on Form 20-F filed June 30, 2011, and incorporated herein by reference)

4.13

Loan Agreement dated December 14, 2010 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd. (filed as Exhibit 4.23 to the Annual Report on Form 20-F filed June 30, 2011, and incorporated herein by reference)

4.14

Sales and Purchase Master Contract dated June 1, 2011 by and between Huludao Zinc Industry Co., Ltd. and Wuhu Feishang Mining Development Co., Ltd (filed as Exhibit 4.24 to the Annual Report on Form 20-F filed June 30, 2011, and incorporated herein by reference).

4.15

Loan Agreement dated December 19, 2011 by and between Guizhou Dayun Mining Co., Ltd. and China Merchant Bank Limited. (filed as Exhibit 4.25 to the Annual Report on Form 20-F filed April 27, 2012, and incorporated herein by reference)

4.16

Service Agreement dated as of January 22, 2014 by and between the Company and Woo Ming Yee (filed as Exhibit 99.3 to the Current Report on Form 6-K furnished January 29, 2014, and incorporated herein by reference).

4.17

Service Agreement dated as of January 22, 2014 by and between the Company and Ma Sin Ling (filed as Exhibit 99.2 to the Current Report on Form 6-K furnished January 29, 2014, and incorporated herein by reference).

4.18

Loan Agreement dated December 17, 2012 by and between Guizhou Dayun Mining Co., Ltd. and Industrial and Commercial Bank of China Limited. (filed as Exhibit 4.25 to the Annual Report on Form 20-F filed April 29, 2013 and incorporated herein by reference)

4.19

Loan Agreement dated March 27, 2013 by and between Guizhou Puxin Energy Co., Ltd. and China Minsheng Banking Corp. Ltd. (filed as Exhibit 4.26 to the Annual Report on Form 20-F filed April 29, 2013 and incorporated herein by reference)

4.20	Sales and Purchase Master Contract dated January 1, 2013 by and between Wuhu Fuxin Iron Co., Ltd. and Wuhu Feishang Mining Development Co., Ltd (filed herewith).
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2013 (contained in Financial Statements filed herewith).
7	Computation of Ratios for Fiscal Years ended December 31, 2011, 2012 and 2013 (filed herewith).
8	Subsidiaries of the Registrant (filed herewith).
11	Code of Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: April 29, 2014	By:	/s/ LI FEILIE
Li Feilie, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2012 and 2013

b.

Consolidated statements of profit or loss for the years ended December 31, 2011, 2012 and 2013

c.

Consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013

d.

Consolidated statements of changes in equity for the years ended December 31, 2011, 2012 and 2013

e.

Consolidated statements of cash flows for the years ended December 31, 2011, 2012 and 2013

f.

Notes to consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Pages

Reports of independent registered public accounting firm	F-2

Consolidated statements of financial position	F-3 – F-4

Consolidated statements of profit or loss	F-5 – F-6

Consolidated statements of comprehensive income	F-7

Consolidated statements of changes in equity	F-8

Consolidated statements of cash flows	F-9 – F-10

Notes to consolidated financial statements	F-11 – F-59

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Certified Public Accountants

Hong Kong

April 29, 2014

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2012 AND 2013

(Amounts in thousands)

		As of December 31,
		2012	2013	2013
	Notes	CNY	CNY	US$
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	4	2,349,914	21,488	3,549
Rehabilitation fund	5	33,052	3,248	536
Prepayments	8	117,123	1,081	179
Deferred tax assets	20	6,916	1,536	254

TOTAL NON-CURRENT ASSETS		2,507,005	27,353	4,518

CURRENT ASSETS
Inventories	6	18,403	4,727	781
Trade and bills receivables	7	49,275	5,500	908
Prepayments	8	5,992	—	—
Other receivables		31,909	74	12
Restricted bank deposits		7,082	—	—
Term deposits with an original maturity over three months		23,650	3,758	621
Cash and cash equivalents		210,944	76,591	12,651
		347,255	90,650	14,973
Assets classified as held for distribution	3	—	2,906,561	480,082

TOTAL CURRENT ASSETS		347,255	2,997,211	495,055

TOTAL ASSETS		2,854,260	3,024,564	499,573

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

DECEMBER 31, 2012 AND 2013

(Amounts in thousands)

		As of December 31,
		2012	2013	2013
	Notes	CNY	CNY	US$
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bills payables	9	104,199	944	156
Other payables and accrued liabilities	10	79,923	19,837	3,277
Due to related companies	22	411,053	6,453	1,066
Taxes payable		24,143	20,725	3,423
Interest-bearing loans	11	443,900	—	—
Mining rights payable	12	25,568	—	—
Interest payable		9,093	—	—
		1,097,879	47,959	7,922
Liabilities directly associated with the assets classified as held for distribution	3	—	2,520,185	416,264

TOTAL CURRENT LIABILITIES		1,097,879	2,568,144	424,186

NON-CURRENT LIABILITIES
Due to the Shareholder	22	266,610	197,062	32,549
Deferred tax liabilities	20	267,004	—	—
Asset retirement obligations	13	10,558	3,840	634
Interest-bearing loans	11	569,630	—	—
Mining rights payable	12	77,810	—	—
Interest payable		17,894	—	—

TOTAL NON-CURRENT LIABILITIES		1,209,506	200,902	33,183

TOTAL LIABILITIES		2,307,385	2,769,046	457,369

EQUITY
Issued capital	23	312,081	312,081	51,547
Other capital reserves	23	536,872	577,892	95,451
Reserves		49,793	53,059	8,764
Accumulated losses		(443,001)	(781,671)	(129,110)
Other comprehensive losses		(2,811)	634	105

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		452,934	161,995	26,757
NON-CONTROLLING INTERESTS		93,941	93,523	15,447
TOTAL EQUITY		546,875	255,518	42,204

TOTAL LIABILITIES AND EQUITY		2,854,260	3,024,564	499,573

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands)

		Year Ended December 31,
		2011	2012	2013	2013
	Notes	CNY	CNY	CNY	US$

CONTINUING OPERATIONS
REVENUES	14	42,940	14,728	41,360	6,832
COST OF SALES	15	(21,245)	(9,036)	(25,101)	(4,146)
GROSS PROFIT		21,695	5,692	16,259	2,686
SELLING AND DISTRIBUTION EXPENSES		(352)	(193)	(124)	(20)
ADMINISTRATIVE EXPENSES		(24,236)	(19,425)	(17,906)	(2,959)
OTHER OPERATING EXPENSES, NET		—	(2,457)	(1,104)	(182)

OPERATING LOSS		(2,893)	(16,383)	(2,875)	(475)

FINANCE COSTS	16	(374)	(325)	(360)	(59)
FOREIGN EXCHANGE DIFFERENCE, NET		—	—	2,445	404
INTEREST INCOME	18	1,149	1,574	1,814	300
NON-OPERATING INCOME (EXPENSES), NET	17	5,187	(222)	(167)	(28)

PROFIT/(LOSS) BEFORE INCOME TAX FROM CONTINUING OPERATIONS	20	3,069	(15,356)	857	142

INCOME TAX (EXPENSE)/BENEFIT	20	(4,285)	965	(2,142)	(354)

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS		(1,216)	(14,391)	(1,285)	(212)

DISCONTINUED OPERATIONS
Loss for the year from discontinued operations, net of tax		(64,900)	(67,056)	(334,537)	(55,256)

LOSS FOR THE YEAR		(66,116)	(81,447)	(335,822)	(55,468)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations		(1,216)	(14,391)	(1,285)	(212)
From discontinued operations		(64,759)	(75,312)	(334,119)	(55,187)
Non-controlling interests		(141)	8,256	(418)	(69)
		(66,116)	(81,447)	(335,822)	(55,468)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2011	2012	2013	2013
	Notes	CNY	CNY	CNY	US$

LOSSES PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from continuing operations	21	(0.05)	(0.58)	(0.05)	(0.01)
- For loss from discontinued operations	21	(2.74)	(3.02)	(13.41)	(2.21)
- Net loss per share		(2.79)	(3.60)	(13.46)	(2.22)

Diluted
- For loss from continuing operations	21	(0.05)	(0.58)	(0.05)	(0.01)
- For loss from discontinued operations	21	(2.74)	(3.02)	(13.41)	(2.21)
- Net loss per share		(2.79)	(3.60)	(13.46)	(2.22)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands)

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
LOSS FOR THE YEAR	(66,116)	(81,447)	(335,822)	(55,468)

Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	15,662	2,429	3,445	569

Total other comprehensive income for the year, net of tax	15,662	2,429	3,445	569

TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX	(50,454)	(79,018)	(332,377)	(54,899)

Attributable to:
Owners of the Company
From continuing operations	14,021	(12,044)	1,253	207
From discontinued operations	(64,334)	(75,230)	(333,212)	(55,037)
Non-controlling interests	(141)	8,256	(418)	(69)
	(50,454)	(79,018)	(332,377)	(54,899)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands)

	Attributable to owners of the Company
	Issued capital (Note 23)	Other capital reserves	Reserves	Accumulated losses	Other comprehensive losses	Total	Non- controlling interests	Total
	CNY	CNY	CNY	CNY	CNY	CNY	CNY	CNY

At January 1, 2011	312,081	396,434	11,124	(248,654)	(20,902)	450,083	85,826	535,909
Loss for the year	—	—	—	(65,975)	—	(65,975)	(141)	(66,116)
Foreign currency translation adjustments	—	—	—	—	15,662	15,662	—	15,662
Total comprehensive/(loss) income	—	—	—	(65,975)	15,662	(50,313)	(141)	(50,454)
Exercise of warrants (Note 23)	—	140,438	—	—	—	140,438	—	140,438
Appropriation and utilisation of safety fund and production maintenance fund, net	—	—	8,085	(8,085)	—	—	—	—
At December 31, 2011	312,081	536,872	19,209	(322,714)	(5,240)	540,208	85,685	625,893
Loss for the year	—	—	—	(89,703)	—	(89,703)	8,256	(81,447)
Foreign currency translation adjustments	—	—	—	—	2,429	2,429	—	2,429
Total comprehensive/(loss) income	—	—	—	(89,703)	2,429	(87,274)	8,256	(79,018)
Appropriation of reserve fund (Note 23)	—	—	12,710	(12,710)	—	—	—	—
Appropriation of enterprise expansion fund (Note 23)	—	—	12,710	(12,710)	—	—	—	—
Appropriation and utilisation of safety fund and production maintenance fund, net	—	—	5,164	(5,164)	—	—	—	—
At December 31, 2012	312,081	536,872	49,793	(443,001)	(2,811)	452,934	93,941	546,875
Loss for the year	—	—	—	(335,404)	—	(335,404)	(418)	(335,822)
Foreign currency translation adjustments	—	—	—	—	3,445	3,445	—	3,445
Total comprehensive/(loss) income	—	—	—	(335,404)	3,445	(331,959)	(418)	(332,377)
Deemed contribution from the owner of the Company (Note 23(b))	—	41,020	—	—	—	41,020	—	41,020
Appropriation and utilisation of safety fund and production maintenance fund, net	—	—	3,266	(3,266)	—	—	—	—
At December 31, 2013	312,081	577,892	53,059	(781,671)	634	161,995	93,523	255,518
At December 31, 2013 (US$)	51,547	95,451	8,764	(129,110)	105	26,757	15,447	42,204

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands)

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
OPERATING ACTIVITIES
Loss for the year
From continuing operations	(1,216)	(14,391)	(1,285)	(212)
From discontinued operations	(64,900)	(67,056)	(334,537)	(55,256)

Adjustments for:
Depreciation and amortisation	16,902	19,056	27,502	4,543
Provision for impairment of property, plant and equipment	—	393	184,417	30,460
Provision for impairment of receivables	165	3	140	23
Loss on disposal of property, plant and equipment	254	194	—	—
Accretion expenses	896	952	1,070	177
Deferred income tax expense/(benefit)	2,835	(27,130)	(55,134)	(9,107)
Changes in working capital:
Rehabilitation fund	(5,617)	(7,033)	(7,546)	(1,246)
Trade and bills receivables	(15,363)	(18,070)	(24,424)	(4,034)
Inventories	(333)	(6,616)	(687)	(113)
Prepayments	(814)	2,613	94	16
Other receivables	(6,751)	(10,620)	(22)	(4)
Trade and bills payables	8,982	21,996	2,005	331
Other payables and accrued liabilities	1,404	24,553	45,036	7,438
Interest payable	(470)	(43)	3,763	622
Taxes payable	1,894	220	10,053	1,660

Net cash flows used in operating activities	(62,132)	(80,979)	(149,555)	(24,702)

INVESTING ACTIVITIES
Prepayment for purchase of a land use right	(14,812)	(12,508)	(12,243)	(2,023)
Purchases of property, plant and equipment	(334,822)	(350,122)	(288,350)	(47,627)
Net proceeds from disposal of property, plant and equipment	452	896	—	—
Net cash paid for acquisition of subsidiaries	(125,657)	—	—	—
Increased in pledged deposit	—	—	(16,000)	(2,643)
Net cash proceeds/(paid) for term deposits with an original maturity over three months	(20,000)	(3,650)	19,892	3,286

Net cash flows used in investing activities	(494,839)	(365,384)	(296,701)	(49,007)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands)

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
FINANCING ACTIVITIES
Proceeds from interest-bearing loans	360,000	501,258	1,379,600	227,871
Repayments of interest-bearing loans	(100,000)	(228,100)	(489,350)	(80,827)
(Increase)/decrease of restricted bank deposit	(21,000)	13,918	(1,782)	(294)
Proceeds from exercise of warrants	140,438	—	—	—
Repayments to related companies	(273,896)	(212,521)	(700,445)	(115,694)
Advances from related companies	475,818	446,198	274,174	45,286
Prepayment of deferred bank loan interest	(14,370)	—	—	—
Net cash flows from financing activities	566,990	520,753	462,197	76,342

NET INCREASE IN CASH AND CASH EQUIVALENTS	10,019	74,390	15,941	2,633

NET FOREIGN EXCHANGE DIFFERENCE	(117)	(33)	(3,411)	(563)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	126,685	136,587	210,944	34,842

CASH AND CASH EQUIVALENTS AT END OF YEAR	136,587	210,944	223,474	36,912

Supplementary disclosures of cash flows information:

Cash receipt of government grants	—	1,000	350	58
Cash paid for income taxes	13,420	10,405	9,017	1,489
Cash receipt of interest	1,713	2,622	2,916	482

Major non-cash transactions
Deemed contribution from the owner of the Company (Note 23(b))	—	—	41,020	6,775

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

Cash and bank balances	62,945	49,960	76,591	12,651
Cash and short term deposits attributable to a discontinued operation	73,642	160,984	146,883	24,261
Cash and cash equivalents as stated in the statement of cash flows	136,587	210,944	223,474	36,912

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company does not conduct any substantive operation of its own and conducts its primary business operations through its subsidiaries (collectively the “Group”). A list of the Company's subsidiaries is included in Note 22.

CHNR's principal shareholder is Feishang Group Limited (“Feishang Group” or, “the Shareholder”), a British Virgin Islands corporation. In the opinion of the directors of the Company, the ultimate parent of CHNR is Laitan Investment Limited, a British Virgin Islands corporation. Mr. Li Feilie, director and beneficial owner of the Shareholder, is the Chairman and Chief Executive Officer (“CEO”) of CHNR.

The consolidated financial statements of the Group for the year ended December 31, 2013 were authorised for issue in accordance with a resolution of the directors on April 29, 2014.

As at December 31, 2012 and 2013, the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) had net current liabilities of CNY750,624 and net current assets of CNY429,067 (US$70,869) and total assets less current liabilities of CNY1,756,381 and CNY456,420 (US$75,387).

On January 22, 2014, the management completed the spin-off of coal business held by Feishang Anthracite Resources Limited (“Feishang Anthracite”) (Formerly known as “Wealthy Year Limited”) by distribution of CHNR”s 100% equity interest in Feishang Anthracite, pro rata to all its shareholders (the “Distribution” or “Spin-Off”), and completed the listing of the shares of Feishang Anthracite by introduction on the Main Board of The Stock Exchange of The Hong Kong Limited “Hong Kong Stock Exchange”(Note 3).

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of subsidiaries are consolidated from the date on which the Group obtained control, and continue to be consolidated until the date that such control ceases. All significant intercompany accounts and transactions have been eliminated in full.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year's financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures – Transfers of Financial Assets
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements IFRS 12 Disclosure of Interests in Other Entities
IFRS 10, IFRS 11 and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income
IAS 19 (2011)	Employee Benefits
IAS 27 (2011)	Separate Financial Statements
IAS 28 (2011)	Investments in Associates and Joint Ventures
Annual Improvements 2009-2011 Cycle	Amendments to a number of IFRSs issued in June 2012

Other than as further explained below regarding the impact of IFRS 10, IFRS 12, IFRS 13 and IAS 1 Amendments, the adoption of the new and revised IFRSs has had no significant financial effect on these financial statements.

The principal effects of adopting these new and revised IFRSs are as follows:

(a)

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements and addresses the issues in SIC 12 Consolidation – Special Purpose Entities. It establishes a single control model used for determining which entities are consolidated. To meet the definition of control in IFRS 10, an investor must have (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor's returns. The changes introduced by IFRS 10 require management of the Group to exercise significant judgement to determine which entities are controlled.

As a result of the application of IFRS 10, the Group has changed the accounting policy with respect to determining which investees are controlled by the Group.

The application of IFRS 10 does not change any of the consolidation conclusions of the Group in respect of its involvement with investees as at 1 January 2013. The adoption of IFRS 10 did not have any impact on the earnings per share attributable to owners of the parent and other comprehensive income for the year ended 31 December 2012.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

(b)

IFRS 12 sets out the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities. Details of the disclosures for subsidiaries are included in notes 22 to the financial statements.

(c)

IFRS 13 provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard does not change the circumstances in which the Group is required to use fair value, but rather provides guidance on how fair value should be applied where its use is already required or permitted under other IFRSs. IFRS 13 is applied prospectively and the adoption has had no material impact on the Group's fair value measurements. As a result of the guidance in IFRS 13, the policies for measuring fair value have been amended. The amendments have had no impact on the financial position or performance of the Group.

(d)

The IAS 1 Amendments change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) are presented separately from items which will never be reclassified (for example, the revaluation of land and buildings). The amendments have affected the presentation only and have had no impact on the financial position or performance of the Group. The consolidated statement of comprehensive income has been restated to reflect the changes. In addition, the Group has chosen to use the new title “statement of profit or loss” as introduced by the amendments in these financial statements.

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the current year's financial statements:

IFRS 9	Financial Instruments[4]
IFRS 9, IFRS 7 and IAS 39Amendments	Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39[4]
IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 (Revised) – Investment Entities[1]
IFRS 14	Regulatory Deferral Accounts[3]
IAS 19 Amendments	Amendments to IAS 19 Employee Benefits- Defined Benefit Plans: Employee Contributions[2]
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities[1]
IAS 36 Amendments	Amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets[1]
IAS 39 Amendments	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting[1]
IFRIC 21	Levies[1]
Annual Improvements 2010-2012 Cycle	Amendments to a number of IFRSs issued in December 2013[2]
Annual Improvements 2011-2013 Cycle	Amendments to a number of IFRSs issued in December 2013[2]

1 Effective for annual periods beginning on or after January 1, 2014

2 Effective for annual periods beginning on or after July 1, 2014

3 Effective for annual periods beginning on or after January 1, 2016

4 No mandatory effective date yet determined but is available for adoption

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Further information about those changes that are expected to significantly affect the Group is as follows:

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

In October 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated as at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in OCI. The remainder of the change in fair value is presented in the statement of profit or loss, unless presentation of the fair value change in respect of the liability's credit risk in OCI would create or enlarge an accounting mismatch in the statement of profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

In November 2013, the IASB added to IFRS 9 the requirements related to hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting. The amendments to IFRS 9 relax the requirements for assessing hedge effectiveness which result in more risk management strategies being eligible for hedge accounting. The amendments also allow greater flexibility on the hedged items and relax the rules on using purchased options and non-derivative financial instruments as hedging instruments. In addition, the amendments to IFRS 9 allow an entity to apply only the improved accounting for own credit risk-related fair value gains and losses arising on FVO liabilities as introduced in 2010 without applying the other IFRS 9 requirements at the same time.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety.  Before this entire replacement, the guidance in IAS 39 on impairment of financial assets continues to apply.  The previous mandatory effective date of IFRS 9 was removed by the IASB in November 2013 and a mandatory effective date will be determined after the entire replacement of IAS 39 is completed.  However, the standard is available for application now.  The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

Amendments to IFRS 10 included a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity.  Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them.  Consequential amendments were made to IFRS 12 and IAS 27 (Revised). The amendments to IFRS 12 also set out the disclosure requirements for investment entities.  The Group expects that these amendments will not have any impact on the Group as the Company is not an investment entity as defined in IFRS 10.

The IAS 32 Amendments clarify the meaning of "currently has a legally enforceable right to set off" for offsetting financial assets and financial liabilities.  The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.  The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on 1 January 2014.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

The IAS 36 Amendments remove the unintended disclosure requirement made by IFRS 13 on the recoverable amount of a cash-generating unit which is not impaired.  In addition, the amendments require the disclosure of the recoverable amounts for the assets or cash-generating units for which an impairment loss has been recognised or reversed during the reporting period, and expand the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal.  The amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied.

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Subsidiaries

A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company.  Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)

the contractual arrangement with the other vote holders of the investee;

(b)

rights arising from other contractual arrangements; and

(c)

the Group's voting rights and potential voting rights.

The results of subsidiaries are included in the Company's statement of profit or loss to the extent of dividends received and receivable.  The Company's investments in subsidiaries that are not classified as held for sale in accordance with IFRS 5 are stated at cost less any impairment losses.

(b)

Business combinations

The acquisition of subsidiaries and businesses under common control, where applicable, has been accounted for using merger accounting. The financial statements of the combining entities or businesses under common control are prepared for the same reporting period as the Company, using consistent accounting policies.

The merger method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combinations occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling shareholder. The net assets of the combining entities or businesses are combined using the existing book values from the controlling shareholder's perspective. No amount is recognised in respect of goodwill or the excess of the acquirers' interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over the cost of investment at the time of common control combination.

The consolidated statement of profit or loss includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control or since their respective dates of incorporation/establishment, where this is a shorter period, regardless of the date of the common control combination. All intra-group balances, transactions, unrealised gains and losses resulting from intra-group transactions and dividends are eliminated on consolidation.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)

Business combinations (continued)

Business combinations, other than business combinations under common control, are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owner of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree's identifiable net assets.  All other components of non-controlling interests are measured at fair value.  Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held  equity  interest  in  the acquiree is  remeasured  to  fair  value at  the  acquisition  date through the statement of profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 is measured at fair value with changes in fair value either recognised in profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognised in the statement of profit or loss as a gain on bargain purchase.

(c)

Related parties

A party is considered to be related to the Group if:

(1)

the party is a person or a close member of that person's family and that person

(i)

has control or joint control over the Group;

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)

Related parties (continued)

(iv)

one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)

the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)

the entity is controlled or jointly controlled by a person identified in (1); and

(vii)

a person identified in (1)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(d)

Property, plant and equipment

Property, plant and equipment comprise buildings, mining structures, mining rights, machinery and equipments, motor vehicles, exploration rights and construction in progress.

Exploration rights are capitalised and amortised over the term of the licence granted to the Company by the authorities.

When proved and probable coal reserves have been determined, costs incurred to develop coal mines are capitalised as part of the cost of the mining structures.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortisation and any impairment losses. The costs of mining rights are initially capitalised when purchased. If proved and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalised and are amortised upon production based on actual units of production over the estimated proved and probable reserves of the mines. For mining rights in which proved and probable reserves have not yet been established, the Group assesses the carrying value for impairment at the end of each reporting period. The Group's rights to extract minerals are contractually limited by time. However, the Group believes that it will be able to extend its licences.

Mining related buildings, mining structures and mining related machinery and equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which proved and probable reserves have been established are depreciated upon production based on actual units of production over the estimated proved and probable reserves of the mines.

When an item of property, plant and equipment is classified as held for distribution or when it is part of a disposal group classified as held for distribution, it is not depreciated and is accounted for in accordance with IFRS 5, as further explained in Note 2.4 (x).

Reserve estimates are reviewed when information becomes available that indicates a reserve change is needed, or at a minimum once a year. Any material effect from changes in estimates is considered in the period the change occurs.

Depreciation for the following items is calculated on the straight-line basis over each asset's estimated useful life down to the estimated residual value of each asset.

Estimated useful lives are as follows:

Non-mining related buildings	15 - 35 years
Non-mining related machinery and equipment	5 - 15 years
Motor vehicles	5 - 8 years

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)

Property, plant and equipment (continued)

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognised in the statement of profit or loss.

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives or units of production of those assets. Construction costs are capitalised as incurred. Interest is capitalised as incurred during the construction period.

(e)

Fair value measurement

Fair value is the price that would be received to dispose an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to dispose the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

(f)

Exploration and evaluation costs

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralisation in existing coal bodies and to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is expensed as incurred.

Once the exploration right to explore has been acquired, exploration and evaluation expenditure is charged to the statement of profit or loss as incurred, unless a future economic benefit is more likely than not to be realised.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)

Exploration and evaluation costs (continued)

Exploration and evaluation assets acquired in a business combination are initially recognised at fair value. They are subsequently stated at cost less accumulated impairment.

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

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. The calculation of fair value less costs of disposal is based on available data from binding sales transactions in arm's length transactions of similar assets or observable market prices less incremental costs for disposing of the asset or other appropriate valuation techniques. The value in use calculation is based on a discounted cash flow model, using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years.

(h)

Financial assets

As of December 31, 2012 and 2013, the Group's financial assets within the scope of IAS 39 are all classified as loans and receivables. All financial assets are recognised initially at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Financial assets (continued)

Subsequent measurement of loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables are included in “trade and bills receivables”, “prepayments,  deposits  and  other receivables”, “term deposits with an original maturity over three months”, “restricted time deposits”, “cash and cash equivalents”, “rehabilitation fund” and “due from related companies” in the consolidated statements of financial position. These assets are subsequently carried at amortised cost using the effective interest rate method (“EIR”) less any provision for impairment. Gains and losses are recognised in interest income or finance costs in the consolidated statement of profit or loss when the loans and receivables are derecognised as well as through the amortisation process.

Fair value of loans and receivables

As of December 31, 2012 and 2013, the carrying amounts of rehabilitation fund are not materially different from their fair values. The carrying values of other financial assets approximated to their fair values due to the short-term maturities of these instruments.

Impairment of loans and receivables

The Group assesses at the end of each reporting date whether there is objective evidence that the loans and receivables are impaired. The Group first assesses whether impairment exists individually for loans and receivables that are individually significant, or collectively for loans and receivables that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loans and receivables, whether significant or not, it includes the asset in a group of loans and receivables with similar credit risk characteristics and collectively assesses them for impairment. Loans and receivables that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognised in the statement of profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Financial assets (continued)

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated statement of profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

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

Derecognition of loans and receivables

For financial assets classified as loans and receivables, the financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group's consolidated statement of financial position) when:

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

(i)

Financial liabilities at amortised cost

Financial liabilities including trade and bills payables, amounts due to related companies and the shareholder, other payables and certain accrued liabilities, interest-bearing loans, mining rights payable and interest payable are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest rate. The related interest expense is recognised within “finance costs” in the consolidated statement of profit or loss.

Gains and losses are recognised in the consolidated statement of profit or loss when the liabilities are derecognised as well as through the amortisation process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)

Financial liabilities at amortised cost (continued)

Fair value

As of December 31, 2012 and 2013, the carrying values of these financial liabilities other than long-term interest-bearing loans and mining rights payable approximated to their fair values due to the short-term maturities of these instruments. The carrying values of long-term interest-bearing loans and mining rights payable approximated to their fair values as the interest rates on almost all the balances are reset each year based on prevailing interest rates stipulated by the People's Bank of China.

The Group had no financial liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2012 and 2013.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated statement of profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

(j)

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognised initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

(k)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted-average method. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Major types of inventories include:

•

Materials and supplies which consist of extracted raw ore, auxiliary materials, spare parts and other consumables;

•

Finished goods

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

(m)

Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in Note 19.

Housing funds

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

(n)

Asset retirement obligations

The Group's legal or constructive obligations associated with the retirement of non-financial assets are recognised at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made. Upon initial recognition of a liability, a corresponding amount is capitalised as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalised asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognised over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance costs in the consolidated statement of profit or loss. Any difference between the recorded obligation and the actual costs of reclamation is recorded in the statement of profit or loss in the period the obligation is settled.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

(p)

Revenue recognition

The Group sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognised when the significant risks and rewards of ownership have passed to the customer and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of the product by the customer.

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable in the consolidated statement of financial position. VAT on sales from continuing operations amounted to CNY7,300, CNY2,504 and CNY7,031 (US$1,161) for the years ended December 31, 2011, 2012 and 2013, respectively. The Group recognises revenues net of VAT.

The price adjustment fund (“PAF”) was imposed by the Guizhou Provincial Government of the PRC at predetermined rates and on the quantity of coal sold by entities operating in Guizhou Province. The PAF paid can be claimed as a deductible expense for corporate income tax purposes and the amount claimed is based on the actual amount paid. The Group recognised PAF in “cost of sales” in the consolidated statement of profit or loss.

(q)

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the period that the costs, which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of profit or loss over the expected useful life of the relevant asset by equal annual instalments or deducted from the carrying amount of the asset and released to the statement of profit or loss by way of a reduced depreciation charge.

(r)

Income taxes

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statements of profit or loss or consolidated statements of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)

Income taxes (continued)

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•

when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(s)

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)

Share-based payment transactions (continued)

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefit expense. The cumulative expense recognised for equity-settled transactions at end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

(t)

Foreign currency translation

The functional currency of substantially all the operations of the Group is the CNY, the national currency of the PRC. Transactions denominated in currencies other than the CNY recorded by the entities of the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into CNY at the functional currency rates of exchange prevailing at the end of the reporting period. The resulting exchange gains or losses are credited or charged to the statement of profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

The financial statements of certain overseas subsidiary operations with a functional currency other than the CNY have been translated into CNY. The assets and liabilities of these entities have been translated using the exchange rates prevailing at the reporting date and the statement of profit or loss have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of other comprehensive income.

On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of profit or loss.

(u)

Convenience translation

The financial statements are stated in CNY. The translation of amounts from CNY into US$ is included solely for the convenience of the reader and has been made at the rate of exchange quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2013 of US$1.00 = CNY6.0543. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2013 or at any other date.

(v)

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the lower of its fair value of the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the statement of profit or loss so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable under operating leases net of any incentives received from the lessor are charged to the statement of profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms.

(x)

Non-current assets and disposal groups held for distribution

Non-current assets and disposal groups are classified as held for distribution when the Group is committed to distribute the asset or disposal group to its owners. For this to be the case, the asset or disposal group must be available for immediate distribution in its present condition and its distribution must be highly probable.

Non-current assets and disposal groups (other than financial assets) classified as held for distribution are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment classified as held for distribution are not depreciated or amortised.

2.5

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements.

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

•

The level of capital expenditure compared to the construction cost estimates

•

Completion of a reasonable period of testing of the mine and equipment

•

Ability to produce coal in saleable form (within specifications)

•

Ability to sustain ongoing production of coal

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.5

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

When a mine construction project moves into the production stage, the capitalisation of certain coal mine construction costs ceases, and further extraction costs incurred are either regarded as inventories or expensed, except for costs that qualify for capitalisation relating to mining asset additions or improvements, underground mine development or mineable reserve development. The commercial production start date is also the date when depreciation and/or amortisation of the mining structure assets commences.

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

(i)

Impairment of property, plant and equipment

Long-lived assets to be held and used, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group's results of operations or financial position.

(i)

Impairment of property, plant and equipment (continued)

There was no impairment losses recognised for the years ended December 31, 2013. An impairment loss of CNY393 (US$65) for certain unused equipment was recognised in the consolidated statement of profit or loss for the year ended December 31, 2012.

(ii)

Units-of-production depreciation for mining related assets

The Group determines the depreciation and/or amortisation of mining related assets by the actual units of production over the estimated proved and probable reserves of the mines. The reserve estimates are discussed in Note 2.5 (iv).

(iii)

Useful lives of non-mining related property, plant and equipment

The Group's management determines the estimated useful lives and related depreciation charges for its non-mining related property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of non-mining related property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation and competitor action in response to severe industry cycles. Management will increase the depreciation charges where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(iv)

Reserve estimates

Non-ferrous metal reserves

Estimates of proved and probable non-ferrous metal reserves are subject to considerable uncertainty. Such estimates are, to a large extent, based on the price of metal and ore and interpretations of geologic data obtained from drill holes and other exploration techniques. The Group uses feasibility studies to derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

2.5

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(iv)

Reserve estimates (continued)

Coal reserves

Proved and probable coal reserve estimates are estimates of the amount of coal that can be economically and legally extracted from the Group's mining properties. In determining the estimates, recent production and technical information of each mine will be considered. Fluctuations in factors including the price of coal, production costs and transportation costs of coal, a variation on recovery rates or unforeseen geological or geotechnical perils may render it necessary to revise the estimates of coal reserves.

Because the economic assumptions used to estimate reserves changes from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group's financial results and financial position in a number of ways, including the following:

•

Asset carrying values may be affected due to change in estimated future cash flows.

•

Depreciation, depletion and amortisation charged in the statement of profit or loss may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•

Asset retirement obligations may change where changes to estimated reserves affect expectations about the timing or cost of these activities.

•

The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

(v)

Trade and other receivables

The Group's management determines the provision for impairment of trade and other receivables. This estimate is based on the credit history of its customers and current market conditions. Management reassesses the provision at each balance sheet date.

(vi)

Income taxes

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will be reflected in the income tax and deferred tax provisions in the period in which the determination is made. In addition, the realisation of future income tax assets is dependent on the Group's ability to generate sufficient taxable income in future years to utilise income tax benefits and income tax loss carryforwards. Deviations of future profitability from estimates or in the income tax rate would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings.

(vii)

Provision for asset retirement obligations

The provision for asset retirement obligations is determined by management based on the past experience and best estimation of future expenditures, taking into account existing relevant PRC regulations. However, insofar as the effect on the land and the environment from current mining activities becomes apparent in future years, the estimate of the associated costs may be subject to revision from time to time.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS

On December 31, 2013, the Company announced that its board of directors has approved the spin-off (the "Spin-Off") and listing by way of introduction on the Hong Kong Stock Exchange of its wholly-owned subsidiary, Feishang Anthracite, which currently operates the Company's coal mining and related businesses. It is contemplated that the Spin-Off would be effected by way of a distribution in specie by the Company of all of Feishang Anthracite's issued and outstanding ordinary shares at par value of HK$0.01 per share ("Ordinary Shares"), to the holders of the Company's common shares ("Common Shares") on a pro rata basis. On January 22, 2014, the Company completed the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of Feishang Anthracite. After the Spin-Off, the Company will not operate any coal mining business and will continue operating its non-ferrous metals mining and related businesses.

The results of Feishang Anthracite for the years are presented below:

	Year ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Revenue	105,211	141,939	178,501	29,483
Cost of sales	(74,289)	(95,889)	(108,242)	(17,878)
Gross profit	30,922	46,050	70,259	11,605
Selling and distribution expenses	(2,930)	(3,694)	(6,110)	(1,009)
Administrative expense	(49,432)	(77,334)	(142,064)	(23,465)
Impairment loss on property, plant and equipment	—	—	(184,417)	(30,460)
Other operating expenses	(1,545)	(1,624)	(6,003)	(992)

OPERATING LOSS	(22,985)	(36,602)	(268,335)	(44,321)

Finance costs	(31,841)	(44,533)	(115,253)	(19,037)
Interest income	564	1,048	1,102	182
Non-operating income/(expense), net	(888)	(2,179)	132	22

LOSS BEFORE INCOME TAX	(55,150)	(82,266)	(382,354)	(63,154)

Income tax (expense)/benefit	(9,750)	15,210	47,817	7,898

LOSS FOR THE YEAR FROM THE DISCONTINUED OPERATION, NET OF TAX	(64,900)	(67,056)	(334,537)	(55,256)

Attributable to:
Owners of the company	(64,759)	(75,312)	(334,119)	(55,187)
Non-controlling Interests	(141)	8,256	(418)	(69)
	(64,900)	(67,056)	(334,537)	(55,256)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

Operations have been suspended at Gouchang Coal Mine since March 2013 pending the acquisition by the Group of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou Province's coal mine consolidation policy. The Gouchang Coal Mine was designated as a single Cash Generating Unit (“CGU”).  The carrying value of the long-term assets was compared to the recoverable amount of the CGU, which was based predominantly on the fair-value-less-costs-of-disposal (“FVLCD”) approach. FVLCD calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected coal price, coal product mix, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopted a pre-tax rate of 15.05% that reflects specific risks related to CGU as the discount rate. For the year ended December 31, 2012 and 2013, an impairment loss for property, plant and equipment of nil and CNY184.4 million (US$30.5 million) was recognised.

The major classes of assets and liabilities after elimination of intra-group balance of Feishang Anthracite as at December 31, 2013 are as follows:

	As of December 31, 2013
	CNY	US$
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	2,461,963	406,647
Rehabilitation fund	37,350	6,169
Prepayments, deposits and other receivables	100,658	16,626
Deferred tax assets	9,830	1,624
	2,609,801	431,066
CURRENT ASSETS
Inventories	14,363	2,372
Trade and bills receivables	68,059	11,241
Corporate income tax refundable	12,007	1,983
Prepayments, deposits and other receivables	30,584	5,052
Pledged and restricted bank deposits	24,864	4,107
Cash and cash equivalents	146,883	24,261
	296,760	49,016
Total assets classified as held for distribution	2,906,561	480,082

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

	As of December 31, 2013
	CNY	US$
LIABILITIES
CURRENT LIABILITIES
Trade and bills payables	143,246	23,660
Other payables and accrued liabilities	117,315	19,378
Interest-bearing bank and other borrowings	1,018,550	168,236
Interest payable	15,102	2,494
Income tax payable	879	145
Mining rights payables	38,875	6,421
	1,333,967	220,334
NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	889,504	146,921
Interest payable	16,729	2,763
Deferred tax liabilities	216,320	35,730
Mining rights payables	55,443	9,158
Asset retirement obligations	8,222	1,358
TOTAL NON-CURRENT LIABILITIES	1,186,218	195,930
Total liabilities directly associated with the assets classified as held for distribution	2,520,185	416,264

NET ASSETS	386,376	63,818

The net cash flows incurred by Feishang Anthracite are as follows:

	Year ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Operating activities	(62,562)	(70,648)	(150,099)	(24,792)
Investing activities	(464,669)	(385,152)	(293,389)	(48,460)
Financing activities	524,372	542,810	428,996	70,858
Net cash (outflow)/inflow	(2,859)	87,010	(14,492)	(2,394)

Losses per share (CNY):
Basic, from the discontinued operation	(2.74)	(3.02)	(13.41)	(2.21)
Diluted, from the discontinued operation	(2.74)	(3.02)	(13.41)	(2.21)

The calculations of basic and diluted earnings per share from discontinued operation are based on:

	Year ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Losses for the year attributable to owner of the Company from discontinued operation	(64,759)	(75,312)	(334,119)	(55,187)
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	23,613,238	24,910,916	24,910,916	24,910,916
Weighted average number of ordinary shares used in the diluted earnings per share calculation	23,613,238	24,910,916	24,910,916	24,910,916

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

4.

PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Construction in progress	Total
	CNY	CNY	CNY	CNY	CNY	CNY
Cost
At January 1 2012	39,763	1,573,690	44,054	10,397	438,531	2,106,435
Additions	3,248	7,460	27,432	6,303	272,837	317,280
Transfer	11,994	131,861	23,916	—	(167,771)	—
Disposals	(118)	(611)	(714)	—	—	(1,443)
Exchange adjustment	—	—	(7)	—	—	(7)
At December 31, 2012	54,887	1,712,400	94,681	16,700	543,597	2,422,265

Additions	1,837	9,638	24,347	5,948	303,687	345,457
Transfer	41,432	141,231	23,881	—	(206,544)	—
Exchange adjustment	—	—	(23)	—	—	(23)
Reclassified to assets held for distribution (Note 3)	(74,426)	(1,837,804)	(136,621)	(20,059)	(640,740)	(2,709,650)
At December 31, 2013	23,730	25,465	6,265	2,589	—	58,049

Accumulated depreciation, depletion and amortisation and impairment losses
At January 1, 2012	(9,431)	(31,606)	(8,654)	(3,571)	—	(53,262)
Depreciation charge	(1,993)	(11,103)	(4,850)	(1,110)	—	(19,056)
Impairment losses (Note 18)	—	—	(393)	—	—	(393)
Disposals	16	108	229	—	—	353
Exchange adjustment	—	—	7	—	—	7
At December 31, 2012	(11,408)	(42,601)	(13,661)	(4,681)	—	(72,351)
Depreciation charge	(2,818)	(15,500)	(7,542)	(1,642)	—	(27,502)
Impairment losses (Note 3)	—	(184,417)	—	—	—	(184,417)
Exchange adjustment	—	—	22	—	—	22
Reclassified to assets held for distribution (Note 3)	3,582	223,953	15,777	4,375	—	247,687
At December 31, 2013	(10,644)	(18,565)	(5,404)	(1,948)	—	(36,561)

Net carrying amount
At December 31, 2012	43,479	1,669,799	81,020	12,019	543,597	2,349,914
At December 31, 2013	13,086	6,900	861	641	—	21,488
At December 31, 2013 (US$)	2,161	1,140	142	106	—	3,549

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

4.

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

As of December 31, 2012 and 2013, accumulated depreciation, depletion and amortisation included accumulated amortisation of mining rights of  CNY23,989 and CNY9,904 (US$1,636), respectively.

Construction in progress consists of:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$
Mine construction	294,137	—	—
Civil construction	69,333	—	—
Machinery and equipment	56,725	—	—
Capitalised staff cost and design expenditures	34,793	—	—
Borrowing cost capitalisation	70,257	—	—
Other capitalisable costs	18,352	—	—
	543,597	—	—

As of December 31, 2013, certain buildings with carrying amounts of CNY11,266 (US$1,861) were without title certificates, the Group is in the process of applying for the title certificates for these buildings.

Exploration costs totaling CNY115 and CNY106 (US$18) incurred during the years ended December 31, 2012 and 2013, respectively, of which nil and nil have been capitalised in the exploration rights and construction in progress in property, plant and equipment and CNY115 and CNY106 (US$18) have been included in other operating expenses in the consolidated statements of profit or loss for the years ended December 31, 2012 and 2013, respectively.

5.

REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by the Group in bank and cash placed with authorities for the purpose of future environment rehabilitation as well as the settlement of asset retirement obligations.

6.

INVENTORIES

Inventories, net of provision of inventories, are summarized as follows:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$

Materials and supplies	9,847	4,171	689
Finished goods	8,556	556	92
	18,403	4,727	781

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

7.

TRADE AND BILLS RECEIVABLES

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$
Trade receivables	38,901	567	94
Less: provision for impairment	427	567	94
	38,474	—	—
Bills receivable	10,801	5,500	908

	49,275	5,500	908

Credit of up to 3 months is granted to customers with established trading history, otherwise sales on cash terms or payment in advance are required. Trade receivables are non-interesting-bearing.

An aged analysis of the trade receivables as at the end of the reporting period, based on the invoice date is as follows:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$
Within 3 months	36,996	—	—
3 to 6 months	910	—	—
6 to 12 months	398	—	—
Over 12 months	597	567	94

	38,901	567	94

As at December 31, 2013, trade receivables of an initial value of CNY567 (US$94) (2012:CNY427) were impaired and fully provided for. The following table summarizes the change in provision for impairment for receivables:

Amount
CNY
At January 1, 2012	424
Charge for the year	3
At December 31, 2012	427
Charge for the year	140
At December 31, 2013	567
At December 31, 2013 (US$)	94

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

7.

TRADE AND BILLS RECEIVABLES (CONTINUED)

The impaired trade receivables relate to customers that were in financial difficulties or were in default in principal payments and only a portion of the receivables is expected to be recovered.

As at December 31, 2012 and 2013, the aging analysis of trade receivables is as follows:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$
Neither past due nor impaired	36,996	—	—
Within one year past due	1,308	—	—
Between one and two years past due	170	—	—
Trade receivables, net	38,474	—	—

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

8.

PREPAYMENTS

The balance consists of prepayments for cost of:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$

Short-term:
Raw material purchases	3,145	—	—
Others	2,847	—	—
	5,992	—	—

Long-term:
Land use rights	37,001	—	—
Construction related work	73,780	30	5
Deposits for equipment purchases	4,822	890	147
Prepaid mining plans design	1,100	—	—
Exploration related work	420	23	4
Others	—	138	23
	117,123	1,081	179
	123,115	1,081	179

None of the above assets is either past due or impaired.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

9.

TRADE AND BILLS PAYABLES

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$

Trade payables	97,117	944	156
Bills payables	7,082	—	—

	104,199	944	156

Trade payables are non-interest-bearing and are normally settled within six months.

As at December 31, 2013, the aging analysis of trade payables is as follows:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$

Within one year	87,614	773	128
More than one year	9,503	171	28
	97,117	944	156

10.

OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$

Natural resources fee (a)	9,653	8,960	1,480
Staff compensation fund (b)	2,898	2,525	417
Construction deposits from contractors	6,309	—	—
Social security payable (c)	16,760	460	76
Payroll payable	16,831	2,013	332
Welfare payable	529	529	87
Advances from customers	13,431	43	7
Accrued expenses	9,194	3,504	579
Others	4,318	1,803	299
	79,923	19,837	3,277

———————

(a)

The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales.

(b)

The staff compensation fund represents one-off cash received from the PRC government to compensate employees of Wuhu Feishang Mining Development Co., Limited (“Wuhu Feishang”) through the Group for the loss of their state sponsored pension and post employment benefits. The fund is to be distributed to employees at the termination of their employment with Wuhu Feishang. Wuhu Feishang is not required to make any additional contributions to the fund.

(c)

The social security represents amount payable to PRC government-managed retirement insurance, medical insurance, maternity insurance, employment injury insurance and unemployment insurance for the benefit of the Group's employees.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

11.

INTEREST-BEARING LOANS

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$
Current
Bank loans – guaranteed	265,000	—	—
Current portion of long term bank loans -secured and guaranteed	155,000	—	—
Current portion of long term bank loans - guaranteed	23,900	—	—
	443,900	—	—

Non-current
Bank loans – guaranteed	149,630	—	—
Bank loans – secured and guaranteed	420,000	—	—
	569,630	—	—

	1,013,530	—	—

Certain of the interest-bearing loans as at 31 December 2012 were secured by:

1)

Pledges over the Group's mining rights with carrying amounts of CNY525,491 as of December 31, 2012, respectively;

2)

Pledges over the Company's equity interest in Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Dayun Coal;

In addition, Mr. Li Feilie had guaranteed certain of the Group's interest-bearing loans up to CNY386,630 as of December 31, 2012. Also, the Group's fellow subsidiaries had guaranteed certain of the Group's interest-bearing loans up to CNY1,013,530 as of December 31, 2012.

All borrowings were denominated in CNY.

The ranges of the effective interest rates on the Group's loans are as follows:

As of December 31,
	2012	2013
	%	%

Fixed-rate loans	7.20~9.00	—
Floating-rate loans	5.94~9.47	—

The maturity profile of the loans as of the end of the end of reporting period was as follows:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$
Bank loans repayable:
Within one year or on demand	443,900	—	—
In the second year	143,000	—	—
In the third to fifth years, inclusive	426,630	—	—
Beyond five years	—	—	—

	1,013,530	—	—

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Maturities of mining rights payable are as follows:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$
Within one year or on demand	25,568	—	—
In the second year	22,368	—	—
In the third to fifth years, inclusive	55,442	—	—
Beyond five years	—	—	—
	103,378	—	—

The mining rights payables bore interest at a rate stipulated by the People's Bank of China from year to year. The ranges of the interest rates for mining rights payables for the year were 6.15%~6.55% as of December 31, 2012.

13.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines, which includes dismantlement of mining related structure and the reclamation of land upon exhaustion of coal or metal reserves.

The following table describes the changes to the Group's asset retirement obligation liability:

	Amount	Amount
	CNY	US$
At January 1, 2012	9,204	1,520
Arising during the year	402	66
Accretion expenses	952	157
At December 31, 2012	10,558	1,743
Arising during the year	434	72
Accretion expenses	1,070	177
Reclassified to assets classified as held for distribution (Note 3)	(8,222)	(1,358)
At December 31, 2013	3,840	634

The inflation rate, discount rate and market risk premium used for estimating provision for asset retirement obligations at December 31, 2013 and 2012 are 2.53%, 9.91% and 6.09%, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

14.

REVENUES

Revenues from continuing operations comprise the following:

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Zinc	10,432	2,372	—	—
Iron	26,254	9,969	39,568	6,536
Others	6,254	2,387	1,792	296
	42,940	14,728	41,360	6,832

15.

COST OF SALES

Cost of sales from continuing operations comprise the following:

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Zinc	4,317	1,597	—	—
Iron	11,681	5,199	23,461	3,875
Others	5,247	2,240	1,640	271
	21,245	9,036	25,101	4,146

16.

FINANCE COSTS

Finance costs from continuing operations comprise the following:

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$

Bank charges	22	9	14	2
Accretion expenses	352	316	346	57
	374	325	360	59

17.

NON-OPERATING (EXPENSES)/INCOME, NET

Non-operating (expenses)/income from continuing operations comprise the following:

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Reversal of other payable	5,259	—	—	—
Donation	(17)	—	—	—
Others	(55)	(222)	(167)	(28)
	5,187	(222)	(167)	(28)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

18.

PROFIT/(LOSS) BEFORE INCOME TAX

The Group's profit/(loss) before tax from continuing operations is arrived at after charging (crediting):

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Crediting:
Interest income on bank deposits	1,149	1,574	1,814	300
Government grant (a)	—	1,000	350	58

Charging:
Auditors' remuneration:
- Audit fee	4,200	3,100	3,300	545
- Audit-related fee	600	—	—	—
Sub-total	4,800	3,100	3,300	545

Cost of inventories sold (b)	19,253	4,822	22,395	3,699
Sales tax and surcharge	551	171	540	89
Utilisation of safety fund and production maintenance fund	1,441	4,043	2,166	358
Cost of sales (Note 15)	21,245	9,036	25,101	4,146

Employee benefit expenses (Note 19)	8,501	7,182	10,004	1,652

Depreciation, depletion and amortisation:
- Property, plant and equipment	2,485	1,244	2,361	390

Operating lease rental:
- Office properties	1,149	1,182	1,148	190

Loss on disposal of property, plant and equipment	254	194	—	—
Repairs and maintenance	—	95	176	29
Provision of impairment for property, plant and equipment (Note 4)	—	393	—	—
Provision of impairment for doubtful accounts (Note 7)	165	3	140	23
Losses arising from temporary suspension of production (c)	2,402	3,415	—	—

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

18.

PROFIT/(LOSS) BEFORE INCOME TAX (CONTINUED)

———————

(a)

A government grant has been received for preparing the feasibility report for updating the production technique in order to lessen the environmental damage in Wuhu Feishang located in Anhui Province, Mainland China. The government grant has been fully recognised in “Other operating expenses, net” in the consolidated statements of profit or loss since all related expenditure has been incurred and recognised in the consolidated statements of profit or loss. There are no unfulfilled conditions or contingencies relating to the grant.

(b)

Included in the cost of inventories sold are CNY3,313, CNY1,167 and CNY3,302 (US$545) for the years ended December 31, 2011, 2012 and 2013, relating to employee benefit expenses, and depreciation, depletion and amortisation; these amounts are also included in the respective amounts disclosed separately above for each type of expense.

(c)

The amount represented the overhead costs incurred during the period of temporary suspension of production implemented by the local governments for inspections. The inspections of mines resulted from accidents incurred in third party coal mines in Guizhou Province and coal mine in Anhui Province.

19.

EMPLOYEE BENEFITS

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Wages, salaries and allowances	242	263	257	43
Housing funds (a)	—	4	2	—
Contribution to pension plans (a)	—	38	7	1
	242	305	266	44

———————

(a)

As stipulated by the PRC state regulations, the employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute a certain percentage of their payroll costs for those qualified urban employees to the central pension scheme as well as the housing funds.

Employee benefits charged to the consolidated statements of profit or loss is analyzed as follows:

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Total employee benefits accrued for the year	8,909	7,535	10,070	1,663
Less:
Amount included in inventories	408	353	66	11
Amount charged to consolidated statements of profit or loss (Note 18)	8,501	7,182	10,004	1,652

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

20.

INCOME TAX EXPENSE

The Company is incorporated in the British Virgin Islands (“BVI”) and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. Hong Kong Profit Tax rate is 16.50%. The Company's Hong Kong subsidiaries have both Hong Kong-sourced and non-Hong Kong-sourced incomes. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operation sustained tax losses during the years ended December 31, 2011, 2012 and 2013. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends. No U.S. corporate income taxes are provided for in these consolidated financial statements, as management believes that the Company is not subject to U.S. income taxes.

China

Effective from January 1, 2008, the PRC's statutory corporate income tax (“CIT”) rate is 25%. The Company's PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company's PRC subsidiaries from their earnings derived after January 1, 2008 to the Company's Hong Kong subsidiary are subject to a 5.00% or 10.00%, depending on the applicability of the Sino-Hong Kong tax treaty, PRC dividend withholding tax.

Profit/(loss) before income tax from continuing operations consists of:

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
PRC	12,080	(1,117)	4,872	805
BVI	(8,933)	(14,182)	(3,969)	(655)
HK	(78)	(57)	(46)	(8)

	3,069	(15,356)	857	142

The current and deferred components of income tax expense (benefit) from continuing operations appearing in the consolidated statements of profit or loss are as follows:

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$

Current income tax expense	5,016	—	514	85
Deferred income tax expense/(benefit)	(731)	(965)	1,628	269
	4,285	(965)	2,142	354

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

20.

INCOME TAX EXPENSE (CONTINUED)

A reconciliation of the income taxes from continuing operations computed at the PRC statutory tax rate of 25% to the actual income tax expense/(benefit) is as follows:

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$

Profit/(loss) for the year	3,069	(15,356)	857	142
PRC statutory tax rate	25%	25%	25%	25%

Computed income tax benefit/(expense)	767	(3,839)	214	35
Effect of different tax rates for the Company and overseas subsidiaries	2,235	1,276	997	165
Tax losses not recognised	964	1,555	931	154
Non-deductible expenses	319	43	—	—

Income tax expense/(benefit)	4,285	(965)	2,142	354

The Group's major deferred tax assets and deferred tax liabilities are as follows:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$
Deferred tax assets
Accrued liabilities and other payables	4,485	1,430	236
Capitalised pilot run income	7,737	—	—
Tax losses	17,370	—	—
Others	2,220	558	92
	31,812	1,988	328
Deferred tax liabilities
Depreciation and fair value adjustment of property, plant and equipment*	(291,900)	(452)	(74)

Net deferred tax assets/(liabilities)	(260,088)	1,536	254

Classification in the consolidated statements of financial position:
Deferred tax assets	6,916	1,536	254
Deferred tax liabilities	(267,004)	—	—

———————

*

Included in the deferred tax liabilities there is CNY278,723 recognised relating to fair value adjustment on property, plant and equipment as of December 31, 2012.

As of December 31, 2012, the Group has performed a detailed assessment on the coal mining subsidiaries’s profitablility based on their production plans, forecasted selling prices, and the related production and operational costs, of which strong profits are expected. Accordingly, the management considered it is probable that the Group, in future, will earn sufficient taxable profits to utilize the coal mining subsidiatires’ deductible temporary differences and unused tax losses before they expire and as such, the related deferred tax assets are recognised accordingly in 2012. There was no deferred tax asset in respect of tax losses recognized in 2013.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

20.

INCOME TAX EXPENSE (CONTINUED)

As of December 31, 2012 and 2013, the Group has not recognised deferred tax liabilities of CNY3,500 and CNY1,711 (US$283), respectively, in respect of temporary differences relating to the post-2007 undistributed profits of Wuhu Feishang amounting to CNY34,999 and CNY17,108 (US$2,826), respectively, that would be payable on the distribution of these retained profits, as the Company controls the dividend policy of Wuhu Feishang and it has been determined that it is probable that these profits will not be distributed in the foreseeable future.

The total amounts of unused tax losses for which no deferred tax assets were recognised amounting to CNY113,251 and CNY15,393 (US$2,542) as of December 31, 2012 and 2013, respectively. As of 31 December 2013, unused tax losses of CNY4,168(US$688), CNY3,690 (US$609), CNY2,715 (US$448) and CNY4,820 (US$797), if unused, will expire by the end of 2015, 2016, 2017 and 2018, respectively.

The gross movements on the deferred tax account are as follows:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$
At beginning of the year	(287,218)	(260,088)	(42,959)
Discontinued operations	—	263,252	43,482
Debited/(credited) to consolidated statements of profit or loss	27,130	(1,628)	(269)
At end of the year	(260,088)	1,536	254

21.

LOSSES PER SHARE

Basic and diluted losses per share for the years ended December 31, 2011, 2012 and 2013 were calculated as follows:

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Loss for the year attributable to owners of the Company:
From continuing operations	(1,216)	(14,391)	(1,285)	(212)
From discontinued operations	(64,759)	(75,312)	(334,119)	(55,187)

Weighted average number of common shares:
Basic	23,613,238	24,910,916	24,910,916	24,910,916
Diluted	23,613,238	24,910,916	24,910,916	24,910,916

Losses per share attributable to ordinary equity holders of the Company:
Basic:
From continuing operations	(0.05)	(0.58)	(0.05)	(0.01)
From discontinued operations	(2.74)	(3.02)	(13.41)	(2.21)
Diluted:
From continuing operations	(0.05)	(0.58)	(0.05)	(0.01)
From discontinued operations	(2.74)	(3.02)	(13.41)	(2.21)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

22.

RELATED PARTY BALANCES AND TRANSACTIONS

The consolidated financial statements include the financial statements of the Company and the subsidiaries listed in the following table:

	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company		Principal activities
Name			Direct	Indirect
Bijie Feishang Energy Co., Ltd.*	Mainland China	10,000	—	100	Dormant
China Coal Mining Investment Limited	Hong Kong	—	100	—	Investment holding
FMH Corporate Services Inc.	United States	—	100	—	Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	—	—	100	Investment holding
Feishang Mining Holdings Limited	British Virgin Islands	—	100	—	Investment holding
Feishang Yongfu Mining Limited	Hong Kong	—	—	100	Investment holding
Guizhou Nayong Dayuan Coal Mining Co., Ltd. *	Mainland China	46,000	—	99	Coal development and mining
Guizhou Dayun Mining Co., Ltd. *	Mainland China	150,000	—	100	Coal development and mining
Guizhou Fuyuantong Energy Co., Ltd. *	Mainland China	10,000	—	100	Investment holding
Guizhou Puxin Energy Co., Ltd. *	Mainland China	150,000	—	100	Investment holding and coal trading
Guizhou Yongfu Mining Co., Limited*	Mainland China	100,000	—	70	Coal development and mining
Hong Kong Smartact Limited *	Hong Kong	—	—	100	Investment holding
Hainan Yangpu Dashi Industrial Co., Limited*	Mainland China	1,000	—	100	Investment holding
Jinsha Baiping Mining Co., Ltd. *	Mainland China	58,000	—	70	Coal development and mining
Jinsha Juli Energy Co., Ltd. *	Mainland China	30,000	—	100	Dormant
Liuzhi Linjiaao Coal Mining Co., Ltd. *	Mainland China	30,600	—	99	Coal development and mining
Liuzhi Xinsong Coal Mining Co., Ltd. *	Mainland China	60,000	—	99	Coal development and mining
Nayong Gouchang Coal Mining Co., Ltd.*	Mainland China	40,000	—	99	Coal development and mining
Newhold Investments Limited	British Virgin Islands	—	100	—	Investment holding
Pineboom Investment Limited	British Virgin Islands	—	100	—	Investment holding
Shenzhen Feishang Management and Consulting Co., Limited	Mainland China	10,000	—	100	Provision of management and consulting services to other companies in the Group
Shenzhen Chixin Information and Consulting Co., Ltd.*	Mainland China	1,000	—	100	Provision of management and consulting services to other companies in the Group
Silver Moon Technologies Limited	British Virgin Islands	1	80	—	Dormant
Sunwide Capital Limited	British Virgin Islands	—	100	—	Dormant
Feishang Anthracite Resources Limited*	British Virgin Islands	973	100	—	Investment holding
Wuhu Feishang Mining Development Co., Limited	Mainland China	12,000	—	100	Exploration and Mining of zinc, iron and other non-ferrous metals
Yangpu Lianzhong Mining Co., Limited	Mainland China	115,008	—	100	Investment holding
Yangpu Shuanghu Industrial Development Co., Limited	Mainland China	1,000	—	100	Investment holding
Yunnan Feishang Mining Co., Limited	Mainland China	50,000	—	100	Exploration non-ferrous metals

———————

*

Collectively the coal business held by Feishang Anthracite Resources that was spinned off on January 22, 2014 (Note 3)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

22.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

In addition to the transactions detailed elsewhere in the financial statements, the Group has the following transactions and balances with related parties:

(a)

Commercial transactions with a related party

Commercial transactions with a related company are summarized as follows:

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
CHNR's share of office rental to Anka Consultants Limited (“Anka”)	1,234	1,385	1,285	212
Feishang Anthracite's share of office rental to Anka Consultants Limited (“Anka”)	—	—	217	36
	1,234	1,385	1,502	248

Before September 2013, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement (“Orginal Office Sharing Agreement”), whereby the Company's head office in Hong Kong is shared on an equal basis between the two parties. The Orginal Office Sharing Agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka. The Orginal Office Sharing Agreement ended on August 31, 2013.

On 1 September 2013, the Company and Feishang Anthracite entered into new office sharing agreements with Anka (“New Office Sharing Agreements”), respectively. Pursuant to the New Office Sharing Agreements, the office premises of 238 square meters are shared by the Company, Feishang Anthracite and Anka on equal basis. The New Office Sharing Agreements also provides that the Company, Feishang Anthracite and Anka shall share certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka.

(b)

Receivables and payables with related parties

The Group has receivables and payables with related parties, which are all unsecured and non-interest bearing. Receivables and payables with related companies are summarized as follows:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$

Payables to related companies:
Feishang Enterprise Group Limited (“Feishang Enterprise”) (1)	411,053	6,453	1,066

Long-term payable to the Shareholder:
Feishang Group (2)	266,610	197,062	32,549

Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie who is also an officer, director and the principal beneficial shareholder of the Company.

———————

(1)

Payable to Feishang Enterprise by Feishang Management for the net amount of loan from Feishang Enterprise and the net amount of expenses paid by Feishang Enterprise on behalf of Guizhou Puxin and certain other subsidiaries.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

22.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(2)

Payable to Feishang Group for the acquisition of Feishang Anthracite. The balance is unsecured, interest free and not repayable within one year. Feishang Group has confirmed that the balance due to Feishang Group as at December 31, 2013 is not required to be settled in the future 12 months. Other than the payables due to Feishang Group, the receivables and payables with related companies are all due on demand or within one year.

(c)

Compensation of key management personnel of the Group

	Year Ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Wages, salaries and allowances	433	927	853	141
Housing subsidies	—	4	4	1
Contribution to pension plans	—	38	38	6
	433	969	895	148

The amounts disclosed in the table are the amounts recognised as an expense during the year related to key management personnel.

23.

EQUITY

(a)

Issued capital

	As of December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Authorized:
10,000,000 preferred share, no par	—	—	—	—
200,000,000 ordinary shares, no par	—	—	—	—

Issued and fully paid:
Ordinary shares, no par	312,081	312,081	312,081	51,547

(b)

Other capital reserves

	Number of shares issued	Other capital reserves
		CNY
At January 1, 2011	22,723,416	396,434
Exercise of warrants (note (c))	2,187,500	140,438
At December 31, 2011	24,910,916	536,872
At December 31, 2012	24,910,916	536,872
Deemed contribution from the owner of the Company (i)	—	41,020
At December 31, 2013	24,910,916	577,892
At December 31, 2013 (US$)		95,451

———————

(i)

Pursuant to undertaking dated December 23, 2013, Feishang Group, the Company's parent, agreed to waive the amount due from the Company of CNY41,420 (US$6,841).

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

23.

EQUITY (CONTINUED)

(c)

Warrants

Common stock warrant transactions during 2011, 2012 and 2013 are summarized below:

	Warrants outstanding	Weighted average exercise price
US $

Outstanding at January 1, 2011	2,187,500	10.00
Granted	—	—
Exercised	(2,187,500)	10.00
Expired	—	—

Outstanding at December 31, 2011	—	—
Granted	—	—
Exercised	—	—
Expired	—	—

Outstanding at December 31, 2012	—	—
Granted	—	—
Exercised	—	—
Expired	—	—
Outstanding at December 31, 2013	—	—

As of January 1, 2011, the Company had outstanding warrants that entitled the holder to purchase up to 2,187,500 shares of common stock (2,187,500 at an exercise price of US$10.00 per share for a term of one year). In June and August 2011, warrants to purchase 2,187,500 common shares were exercised by the warrant holders, and the Company received gross proceeds of CNY140,438 (US$21,875) (the average exchange rate in June and August 2011: US$1.00 = CNY6.4200).

(d)

Stock options

The Company's 2003 Equity Compensation Plan (the “2003 Plan”) allows the Board to grant various incentive equity awards not limited to stock options. The Company has reserved a number of shares of common stock equal to 20% of the issued and outstanding common stock of the Company (4,982,183 shares), from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options.

The amount of share-based compensation recognised during a period is based on the value of the portion of the awards that are ultimately expected to vest.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

23.

EQUITY (CONTINUED)

(d)

Stock options (continued)

A summary of stock option activity for the years ended December 31, 2010 and 2011 is presented below:

	Stock option outstanding	Weighted average exercise price
US $

Outstanding at January 1, 2011	1,000,000	22.64
Granted	—	—
Exercised	—	—
Expired	(1,000,000)	8.51

Outstanding at December 31, 2011	—	—
Granted	—	—
Exercised	—	—
Expired	—	—

Outstanding at December 31, 2012	—	—
Granted	—	—
Exercised	—	—
Expired	—	—
Outstanding at December 31, 2013	—	—

In January 2011, the outstanding 1,000,000 shares of stock options expired and were not exercised by Mr. Li Feilie. The 1,000,000 stock options were granted to Mr. Li Feilie, the Company's Chairman and CEO at an exercise price of US$22.64 per share (the fair market value of the Company's common stock as of the grant date) in January 2008. The required service period is three years commencing from the grant date. The estimated fair value of these options at the date of grant using the Black Scholes option pricing model was CNY78,049, which are being amortised over the requisite service period of three years, with the following assumptions: risk-free interest rate of 3.00%; no dividend yield; historical volatility of 124.50%; and the expected term of the options of one year. As at December 31, 2010, the compensation expense relation to the options has been fully recognised.

(e)

Dividend restrictions and reserves

Due to the Group's structure, the payment of dividends is subject to numerous controls imposed under PRC law, including foreign exchange control on the conversion of local currency into United States dollars and other currencies.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

23.

EQUITY (CONTINUED)

(e)

Dividend restrictions and reserves (continued)

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu Feishang, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually. No general reserve and enterprise expansion reserve have been appropriated in 2013. In April 2012, the Board of Directors of Wuhu Feishang determined to appropriate the general reserve and enterprise expansion reserve of CNY12,710 (US$2,040) and CNY12,710 (US$2,040), respectively.

24.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Financial instruments of the Group primarily include cash, trade and bills receivables, certain other current assets, other payables and certain accrued liabilities, amounts due from and due to related parties, interest-bearing loans and mining rights payable.

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

(a)

Credit risk

The carrying amounts of the Group's cash and cash equivalents, time deposits, restricted bank deposits, trade and bills receivables, and other current assets, except for prepayments, represent the Group's maximum exposure to credit risk in relation to its financial assets.

For trade receivables, each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimize credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade receivable balances. Trade receivables are non-interest-bearing.

Cash and cash deposits

The Group maintains its cash and cash deposits primarily with various PRC State-owned banks and Hong Kong-based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

Trade receivables

The Group sells zinc and iron products to companies in the PRC. Trade receivables are typically unsecured and are mainly derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances. The Group provides impairment for trade receivables primarily based on the age of the balances and factors surrounding the customer's credit-worthiness. At December 31, 2012 and 2013, the largest five customers accounted for 100% and 100% of trade receivables, respectively. The provision of impairment for trade receivables was CNY427 and CNY567 (US$94) at December 31, 2012 and 2013, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

24.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)

Credit risk (continued)

Trade receivables (continued)

During the year ended December 31, 2011, three customers in “Exploration and Mining-non ferrous metals” segment accounted for 41%, 24% and 17% of consolidated net sales.  During the year ended December 31, 2012, three customers in “Exploration and Mining-non ferrous metals” segment accounted for 53%, 16% and 15% of consolidated net sales. During the year ended December 31, 2013, three customers in “Exploration and Mining-non ferrous metals” segment accounted for 36%, 31% and 19% of consolidated net sales.

The Group's entire production of zinc for the years ended December 31, 2011 and 2012 was sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”). Wuhu Feishang is a party to a one-year non-binding sales contract with Huludao, subject to renewal each year. While the sales contract has been renewed on an annual basis in the past, in the event Wuhu Feishang and Huludao are unable to agree upon renewal terms, or if Wuhu Feishang's sales contract with Huludao is not renewed for any other reason, Wuhu Feishang will have to identify one or more alternative outlets for its mineral production. There is no sale of zinc in 2013.

The concentration of iron concentrates customers will subside once the production volume warrants a greater marketing effort.

Bills receivable

Bills receivable represent letters of credit obtained by customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2012 and 2013, the bills receivable balance was guaranteed by financial institutions. The bills receivable have normal terms of maturity of six months.

(b)

Commodity risk

The Group is exposed to fluctuations in the prices of zinc and iron. These commodity prices can fluctuate widely and are affected by factors beyond control which affect earnings and cash flows. The Group has not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Group's sales revenue and gross profit:

	2013 Actual	Iron Price
		+ 10%	- 10%
(CNY in millions, except percentage)
Total Sales	41.36	3.96	(3.96)
% Change		9.57	(9.57)
Gross Profit	16.26	3.96	(3.96)
% Change		24.35	(24.35)

(c)

Foreign currency risk

The CNY is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of People's Bank of China, controls the conversion of the CNY into foreign currencies. The value of the CNY is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

24.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group has minimum exposure to the risk of changes in market interest rates since the Group has no long-term debt obligations with floating interest rates.

	Increase (decrease) in basis points	Increase (decrease) in profit before tax
		CNY

Year ended December 31, 2012	100	(4,289)
	(100)	4,289

Year ended December 31, 2011	100	(2,841)
	(100)	2,841

(e)

Business and economic risk

The Group's operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social conditions. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

(f)

Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

December 31, 2013	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade and bills payables	—	944	—	—	944
Other payables and accrued liabilities	—	14,310	—	—	14,310
Due to related companies	6,453	—	197,062	—	203,515
	6,453	15,254	197,062	—	218,769

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

24.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(f)

Liquidity risk (continued)

December 31, 2013	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade and bills payables	—	156	—	—	156
Other payables and accrued liabilities	—	2,364	—	—	2,364
Due to related companies	1,066	—	32,549	—	33,615
	1,066	2,520	32,549	—	36,135

December 31, 2012	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade and bills payables	—	104,199	—	—	104,199
Other payables and accrued liabilities	—	42,905	—	—	42,905
Interest-bearing loans	—	508,388	654,212	—	1,162,600
Due to related companies	411,053	—	266,610	—	677,663
Mining rights payable	—	32,234	110,524	—	142,758
	411,053	687,726	1,031,346	—	2,130,125

(g)

Capital management

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and 2013.

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debts divided by total capital (total equity plus interest-bearing debts).

	As of December 31,
	2012	2013
	CNY	CNY
Interest-bearing debts	1,116,908	—

Total Equity	546,875	255,518

Total capital	1,663,783	255,518

Gearing ratio	67%	—

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

25.

COMMITMENTS

(a)

Operating Lease

At the end of the reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating lease in respect of rented premises which fall due as follows:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$
Within the first year	1,245	512	85
After one year but not more than five years	580	338	56
	1,825	850	141

(b)

Capital commitments

As at December 31, 2013, the Group had the following capital commitments:

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$

Construction and purchase of property, plant and equipment	94,625	600	99

26.

SEGMENT INFORMATION

The Group operates in two operating segments: exploration and mining – non-ferrous metals, and exploration and mining – coal. These segments are each managed separately because they are conducted with different production processes. The accounting policies of the two segments were the same, and were as described in the summary of significant accounting policies. The Group evaluates performance based on operating earnings of the respective business unit. The Group's non-financial assets and revenue are substantially all located in and derived from the PRC. The segment analysis below is provided for the Group's continuing operations, and does not include any amount for a discontinued operation, namely the exploration and mining – coal (see Note 3 for information on discontinued operations).

Management monitors the results of the Group's operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment profit/(loss), which is a measure of adjusted profit/(loss) before tax from continuing operations. The adjusted profit/(loss) before tax from continuing operations is measured consistently with the Group's profit before tax from continuing operations except that interest income, finance costs as well as head office and corporate expenses are excluded from such measurement.

For comparability purposes, and in conformity with its current practice, the Company has revised certain of its disclosures in prior years.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

26.

SEGMENT INFORMATION (CONTINUED)

As of and for the year ended December 31, 2013, the segment results were as follows:

	CNY
	Exploration and mining – non-ferrous metals	Corporate activities	Total
Revenues from external customers	41,360	—	41,360
Depreciation, depletion and amortisation	2,344	17	2,361
Operating income/(loss)	6,935	(9,810)	(2,875)
Interest income	1,534	280	1,814
Finance costs	355	5	360
Income tax expense	2,142	—	2,142
Profit/(loss) for the year from continuing operations	5,925	(7,210)	(1,285)
Capital expenditure	3,204	—	3,204
Total assets	77,723	40,280	118,003
Total liabilities	4,073	244,788	248,861

	US$
	Exploration and mining – non-ferrous metals	Corporate activities	Total
Revenues from external customers	6,832	—	6,832
Depreciation, depletion and amortisation	387	3	390
Operating income/(loss)	1,145	(1,620)	(475)
Interest income	254	46	300
Finance costs	58	1	59
Income tax expense	354	—	354
Profit/(loss) for the year from continuing operations	979	(1,191)	(212)
Capital expenditure	529	—	529
Total assets	12,838	6,653	19,491
Total liabilities	673	40,432	41,105

As of and for the year ended December 31, 2012, the segment results were as follows:

	CNY
	Exploration and mining – non-ferrous metals	Corporate activities	Total
Revenues from external customers	14,728	—	14,728
Depreciation, depletion and amortisation	1,194	50	1,244
Operating loss	(5,678)	(10,705)	(16,383)
Interest income	1,537	37	1,574
Finance costs	318	7	325
Income tax benefit	965	—	965
Loss for the year from continuing operations	(6,596)	(7,795)	(14,391)
Capital expenditure	12,211	—	12,211
Total assets	79,092	12,306	91,398
Total liabilities	37,331	682,335	719,666

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

26.

SEGMENT INFORMATION (CONTINUED)

As of and for the year ended December 31, 2011, the segment results were as follows:

	CNY
	Exploration and mining – non-ferrous metals	Corporate activities	Total
Revenues from external customers	42,940	—	42,940
Depreciation, depletion and amortisation	2,407	78	2,485
Operating profit/(loss)	9,940	(12,833)	(2,893)
Interest income	1,122	27	1,149
Finance costs	368	6	374
Income tax expense	4,285	—	4,285
Profit/(loss) for the year from continuing operations	11,448	(12,664)	(1,216)
Capital expenditure	1,347	8	1,355
Total assets	87,856	12,905	100,761
Total liabilities	39,525	446,747	486,272

The reconciliation of segment assets to total assets is as follows:

	As of December 31,
	2012	2013		2013
	CNY	CNY		US$
Segment assets	91,398	118,003		19,491
Assets of segment - exploration and mining - coal	2,762,862	2,906,561	*	480,082	*
Total assets	2,854,260	3,024,564		499,573

The reconciliation of segment liabilities to total liabilities is as follows:

	As of December 31,
	2012	2013		2013
	CNY	CNY		US$
Segment liabilities	719,666	248,861		41,105
Liabilities of segment - exploration and mining - coal	1,587,719	2,520,185	*	416,264	*
Total liabilities	2,307,385	2,769,046		457,369

———————

*

The assets and liabilities of this segment were reclassified to held for distribution as of December 31, 2013.

The reconciliation from loss for the year from continuing operations to net loss is as follows:

	Year ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$
Loss for the year from continuing operations	(1,216)	(14,391)	(1,285)	(212)
Loss for the year from discontinued operations	(64,900)	(67,056)	(334,537)	(55,256)
Net loss (including non-controlling interests)	(66,116)	(81,447)	(335,822)	(55,468)

27.

SUBSEQUENT EVENTS

On January 22, 2014, the Company completed the spin-off of coal business held by Feishang Anthracite by distribution of CHNR”s 100% equity interest in Feishang Anthracite, pro rata to all its shareholders, and completed the listing of the shares of Feishang Anthracite by introduction on the main board of the Stock Exchange of Hong Kong Limited.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

28.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2012	2013	2013
	CNY	CNY	US$
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	14	—	—
Investments in subsidiaries	1,053,068	1,129,900	186,628
Amounts due from subsidiaries	9,537	—	—

TOTAL NON-CURRENT ASSETS	1,062,619	1,129,900	186,628

CURRENT ASSETS
Amounts due from subsidiaries	106,189	98,058	16,196
Cash and cash equivalents	6,149	25,675	4,241

TOTAL CURRENT ASSETS	112,338	123,733	20,437

TOTAL ASSETS	1,174,957	1,253,633	207,065

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	9,176	3,503	578

TOTAL CURRENT LIABILITIES	9,176	3,503	578

NON-CURRENT LIABILITIES
Due to the Shareholder	266,610	197,062	32,549

TOTAL NON-CURRENT LIABILITIES	266,610	197,062	32,549

TOTAL LIABILITIES	275,786	200,565	33,127

EQUITY
Issued capital	290,179	290,179	47,929
Other capital reserves	723,493	759,934	125,521
Accumulated losses	(92,310)	23,747	3,922
Other comprehensive losses	(22,191)	(20,792)	(3,434)

TOTAL EQUITY	899,171	1,053,068	173,938

TOTAL LIABILITIES AND EQUITY	1,174,957	1,253,633	207,065

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except share and per share data)

28.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED STATEMENT OF PROFIT OR LOSSS

	Year ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$

ADMINISTRATIVE EXPENSES	(8,920)	(14,121)	(7,586)	(1,253)
DIVIDEND INCOME*	—	—	123,643	20,422
(LOSS)/PROFIT BEFORE INCOME TAXES	(8,920)	(14,121)	116,057	19,169
(LOSS)/PROFIT FOR THE YEAR	(8,920)	(14,121)	116,057	19,169

———————

*

The amount represented the dividends received from a subsidiary.

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2011	2012	2013	2013
	CNY	CNY	CNY	US$

Net cash flows used in operating activities	(10,872)	(9,831)	(13,240)	(2,187)
Net cash flows from/(used in) investing activities	(124,826)	—	46,811	7,732
Net cash flows from/(used in) financing activities	140,438	6,327	(12,357)	(2,041)
NET INCREASE IN CASH	4,740	(3,504)	21,214	3,504
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,130	9,684	6,149	1,016
Effect on exchange rate changes on cash	(186)	(31)	(1,688)	(279)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	9,684	6,149	25,675	4,241

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2013, CNY625,091 (US$103,247) of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2011, 2012 and 2013.

In the parent-company-only financial statements, the Company's investment in subsidiaries is stated at cost. The parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

The Company does not have any significant commitments or long-term obligations as of any of the years presented, except for those disclosed in the consolidated financial statements (Note 25).

During the years ended December 31, 2011, 2012 and 2013, nil, nil and nil cash dividends were declared and paid by the Company.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

4.20	Sales and Purchase Master Contract dated January 1, 2013 by and between Wuhu Fuxin Iron Co., Ltd. and Wuhu Feishang Mining Development Co., Ltd.
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2013 (contained in Financial Statements).
7	Computation of Ratios for Fiscal Years ended December 31, 2011, 2012 and 2013.
8	Subsidiaries of the Registrant.
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.