Form 20-F
period 2014-12-31
CHINA NATURAL RESOURCES INC
filed 2015-04-27
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2014
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

Bonaventure Yue, Chief Financial Officer

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

bonyue@chnr.net

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 24,910,916 common shares as of December 31, 2014.

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

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this Annual Report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "CNY" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the "CNY Exchange Rate") as quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2014, which was US$1.00 = CNY6.2055. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2014. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

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

*References to “Dayuan Coal” are to Guizhou Nayong Dayuan Coal Mining Co., Ltd., a company organized in the PRC and a wholly-owned subsidiary of Guizhou Puxin.

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

*References to "Feishang Anthracite” are to Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited), a company organized in the British Virgin Islands whose ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on January 22, 2014, and, until January 22, 2014, a wholly-owned subsidiary of the Company.

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

i

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

References to the “Group” are to the Company and its directly or indirectly owned subsidiaries.

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

References to “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

ii

References to “shareholders” of CHNR are to the members of China Natural Resources, Inc., a British Virgin Islands corporation. “Members” under British Virgin Islands law are the equivalent of “shareholders” under the laws of the several states of the United States.

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

———————

*

Collectively these companies comprise the coal business held by Feishang Anthracite that was subject of the January 22, 2014 Spin-Off, and are no longer owned by the Company.

Forward-Looking Statements

This Annual Report contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements appear in a number of places in this Auual Report and include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties concerning our ability to sustain opertions, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3.D. of this Annual Report under the heading, "Risk Factors". With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

iii

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

No disclosure is required in response to this Item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure is required in response to this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

On February 3, 2006 (the “Acquisition Date”), we consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Our acquisition of Feishang Mining was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of our outstanding common shares. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are stated in CNY and are derived from the audited consolidated financial statements of the Company for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, prepared and presented in accordance with IFRS. Details of the Company’s acquisition of Feishang Mining are described elsewhere in this Annual Report.

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

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP for financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects”and our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

The statements of profit or loss data for each of the years ended December 31, 2012, 2013 and 2014 and the statements of financial position data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included in Part III, Item 18, "Financial Statements" of this Annual Report. The statements of financial position data as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements that are not included in this Annual Report. Our historical results are not necessarily indicative of our results in any future period.

In accordance with IFRS 5, statements of profit or loss have been restated retrospectively for all periods presented due to the approval of the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of the Company’s wholly owned subsidiary, Feishang Anthracite, which operated the Company’s coal mining and related business. The Spin-Off was completed on January 22, 2014. The coal mining and related operations are therefore presented as discontinued operations.

	Amounts in thousands, except share amounts and per share data
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2013	2014
	CNY	CNY	CNY	CNY	CNY
Statements of Profit or Loss Data
Revenue	54,686	42,940	14,728	41,360	8,303
Cost of sales	(28,086)	(21,245)	(9,036)	(25,101)	(6,563)
Gross profit	26,600	21,695	5,692	16,259	1,740

Profit/(loss) before income taxes from continuing operations	18,200	3,069	(15,356)	857	(26,384)

Profit/(loss) for the year from continuing operations attributable to:
Owners of the Company	12,117	(1,216)	(14,391)	(1,285)	(33,223)
Non-controlling interests	—	—	—	—	—
	12,117	(1,216)	(14,391)	(1,285)	(33,223)

	Amounts in thousands, except share amounts and per share data
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2012	2013	2014
	CNY	CNY	CNY	CNY	CNY
Profit/(loss) from discontinued operations attributable to:
Owners of the Company	560,134	(64,759)	(75,312)	(334,119)	(9,925)
Non-controlling interests	(4,141)	(141)	8,256	(418)	(783)
	555,993	(64,900)	(67,056)	(334,537)	(10,708)

Profit/(loss) attributable to:
Owners of the Company *	572,251	(65,975)	(89,703)	(335,404)	(43,148)
Non-controlling interests	(4,141)	(141)	8,256	(418)	(783)
	568,110	(66,116)	(81,447)	(335,822)	(43,931)

Earning/(loss) per share: Basic
For earning/(loss) from continuing operations	0.54	(0.05)	(0.58)	(0.05)	(1.33)
For earning/(loss) from discontinued operations	24.96	(2.74)	(3.02)	(13.41)	(0.40)
	25.50	(2.79)	(3.60)	(13.46)	(1.73)

Diluted
For earning/(loss) from continuing operations	0.53	(0.05)	(0.58)	(0.05)	(1.33)
For earning/(loss) from discontinued operations	24.62	(2.74)	(3.02)	(13.41)	(0.40)
	25.15	(2.79)	(3.60)	(13.46)	(1.73)

Weighted average number of shares outstanding
Basic	22,443,416	23,613,238	24,910,916	24,910,916	24,910,916
Diluted	22,751,864	23,613,238	24,910,916	24,910,916	24,910,916

Statements of Financial Position Data
Total assets	2,028,929	2,418,168	2,854,260	3,024,564	80,036
Current assets **	176,475	255,733	347,255	2,997,211	62,524
Current liabilities **	328,461	585,046	1,097,879	2,568,144	37,827
Total equity	535,909	625,893	546,875	255,518	22,614
Non-controlling interests	85,826	85,685	93,941	93,523	—
Equity attributable to Owners of the Company	450,083	540,208	452,934	161,995	22,614
Capital stock	312,081	312,081	312,081	312,081	312,081

———————

*

Including gain from bargain purchase of Guizhou Puxin and its five subsidiaries including Baiping Mine, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal of CNY624,148 (US$100,580) in 2010.

**

 In December 2013, the assets and liabilities of the coal mining segment and related business were reclassified to held for distribution, only as at December 31, 2013, and not as at the other year ends in the table.

The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly owned foreign enterprises and sino-foreign joint venture companies as reflected in its statutory financial statements are to be allocated to either (i) each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, or (ii) statutory reserve, as determined by the resolution of the Board of Directors annually. Prior to the Acquisition, the Board of Directors of Wuhu Feishang declared and paid dividends of CNY44.01 million (US$7.09 million) and CNY38.46 million (US$6.20 million) on February 28, 2005 and January 27, 2006, respectively. Wuhu Feishang declared dividends of CNY127.10 million (US$20.48 million) to its parent on April 27, 2012 which were paid in 2013. On June 28, 2013, Feishang Mining declared and paid dividends of CNY127.10 million (US$20.48 million) to the Company. On September 24, 2014, Wuhu Feishang declared dividends of CNY39.24 million (US$6.32 million) to its parent.

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

The exchange rate on April 22, 2015 was US$1.00 = CNY6.1950.

The following table reflects the high and low exchange rates for each month during the previous six months:

MONTH	Oct-14	Nov-14	Dec-14	Jan-15	Feb-15	Mar-15

High	6.1401	6.1450	6.2257	6.2556	6.2694	6.2747
Low	6.1114	6.1126	6.1500	6.1883	6.2405	6.1959

The following table reflects the average exchange rate for each of the preceding five years, calculated by using the average of the exchange rates on the last day of each month during the period:

YEAR	2010	2011	2012	2013	2014

High	6.8338	6.6350	6.3885	6.2445	6.2598
Low	6.6070	6.2949	6.2223	6.0543	6.0406
Average for period	6.7666	6.4479	6.2993	6.1417	6.1711

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

We currently conduct mining operations at one mine – Yangchong Mine - and the life of probable iron ore reserves is coming to an end. We estimate that probable iron reserves at the Yangchong Mine will be depleted during 2016. Further, we are subject to the jurisdiction of local and provincial governmental authorities that have suspended operations of mines, including mines previously operated by the Company, in furtherance of environmental initiatives by governmental authorites that have led to the designation of certain mines as exploration restricted areas.

For example, prior to November 2013, we conducted exploration and mining operations at four non-ferrous mines located in the PRC, and we submitted our application to renew the exploration rights for three of these mines on their expiry. In November 2013, the Fanchang County Bureau of Land and Resources redesignated the Sichong Mine, the Baiguochong Mine and the Luojiachong Mine as exploration restricted areas. As a result, the Company’s exploration rights at these mines were not renewed and further exploration activities at these mines have ceased. We are dependent on acquiring mining rights in order to generate revenues and the non-renewal of our exploration rights at these mines limits our mining operations unless and until we are able to secure mining rights at additional mines.

For the foregoing and other reasons, many of which are outside of our control, mining permits are difficult to obtain and retain, mines have limited lives and the number of mines at which mining can be conducted is limited. As a result, we seek to expand mineral reserves through the acquisition of additional mining rights. However, as there is a limited supply of desirable mineral deposits in the PRC, we face strong competition for mining rights from other mining companies, some of which have greater financial resources than we have. We may not be able to acquire attractive mineral rights on acceptable terms and, even if we are able to do so, we may be unable to retain the minimg rights. If we are unable to identify, acquire and retain additional mining rights, we may be required to cease operations.

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

In addition, the minable ore at Yangchong Mine will likely be depleted during 2016. At this time, we have no operating assets other than Yangchong Mine. Management is in the process of seeking additional mining licenses, as well as exploring new businesses opportunities, that will enable us to sustain operations following depletion of minable ore at Yangchong Mine. However, to date we have not identified new mining licenses or new business opportunities for acquisition. If we are unable to identify and acquire additional mines or new business opportunities, we may be required to cease operations.

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

Our metallic ore is subject to government regulations on the State, provincial and county levels and if we are unable to comply with regulations for any reason, our operations may be disrupted, we may become subject to fines and other sanctions and our financial condition and results of operations may be adversely affected.

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

Our earnings and, therefore, our profitability, are affected by metals price volatility.

The majority of our revenue is currently derived from the sale of iron, and as a result, our earnings are directly related to the prevailing prices of iron ore. At present, the price of iron in the PRC, while generally in line with those in the international markets, is relatively low. However, there are many factors influencing the price of metals including expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of metals may adversely affect our operating results. We do not have any formal hedging policies to manage possible price fluctuations.

As a result of the current low selling price for iron, we did not sell a substantial portion of our iron ore production for 2014 but rather, elected to retain inventories of iron ore pending an improvement in the sales price. Any similar determination made in 2015 may adversely affect the results of our operations.

Our estimates of “probable” reserves are based upon various assumptions, and if our assumptions prove to be inaccurate, or if minerals are depleted from our mine(s) prior to termination of our mineral rights, our revenues, profitability and the market price for our shares may be adversely affected.

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

We produced no zinc in 2013 and 2014 due to the inferior quality of zinc at current mining zones and there is no assurance if and when zinc production will continue.

We produced no zinc in 2013 and 2014 due to the inferior quality of zinc at current mining zones. For the year ended December 31, 2012, zinc production accounted for revenues of CNY2.37 million (US$0.38 million). At this time we do not know if and when zinc production will recommence or may be recoverable from further mining zones.

Risks Relating to Our Financial Condition

We have incurred losses from operations for each of the preceding three fiscal years and there is no assurance that we will generate profits in the future.

For the three years ended December 31, 2012, 2013 and 2014, we incurred operating losses from continuing operations of CNY16.38 million (US$2.64 million) and CNY2.88 million (US$0.46 million) and CNY27.38 million (US$4.41 million), respectively. Our operating losses are attributable, in part, to depressed prices for ore that we mine. Our profitability is dependent upon many factors, including our ability to fund our operating expenses, mine ore, and sell our production output to third parties. There is no assurance that we will be successful in our efforts to achieve profitability.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2014 was effective. However, we cannot assure you our management will not identify material weaknesses in the future during the Section 404(a) process or our independent public registered accounting firm will not identify material weaknesses during the Section 404(b) process if it was performed in the current year or in the future or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We have discontinued our coal segment and we are currently dependent upon the success of one line of business – mining of zinc, and, in the past, iron and other non-ferrous metal. While this business generates operating revenues, those revenues are not sufficient to offset expenses, resulting in continued losses from operations. Unless we are able to expand our mineral reserves through acquisition of additional mining rights, we will likely continue to incur losses.

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

We are a holding company. All of our operations are conducted in the PRC, and all of our revenues are generated from sales in the PRC. Although the PRC economy has grown significantly in recent years, more recently the trend is less certain and we cannot assure you that such growth will continue. The mining industry in the PRC is relatively new and growing, but we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for our products. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and adversely affect our business.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth, and recent statistics have, indeed, suggested that China’s high annual economic growth will slow down. According to China National Bureau of Statistics released data, China's consumer price index (CPI) remained stable for 2014, rising 2.0 percent year on year — well below the government's 3.5 percent target. As CPI is the main gauge of inflation, the lower than targeted CPI increase reflects that inflation in China remains largely in check.

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

In 2014, the annual cumulative depreciation of the exchange rate of the Renminbi against the U.S. dollar was 2.42%. It was the first time appeared devaluation trend since financial crisis which showed twists and turns. During first half of 2014, the exchange rate of the Renminbi against the U.S. dollar fell from about 6.05 to about 6.26. From early June 2014 to the end of November, the exchange rate of the Renminbi against the U.S. dollar rose from about 6.26 to about 6.14. And from early December 2014 to the end of January 2015, the exchange rate of the Renminbi against the U.S. dollar fell again from about 6.14 to about 6.26.

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

In 2005, the SAFE promulgated regulations in the form of public notices, which require registrations with, and approval from, the SAFE on direct or indirect offshore investment activities by PRC resident individuals. The SAFE regulations require that if an offshore company directly or indirectly formed by or controlled by PRC resident individuals, known as “SPC,” intends to acquire a PRC company, such acquisition will be subject to strict examination by the SAFE. The regulation also requires PRC resident individuals to repatriate all dividends of the SPC. Without registration with the SAFE by PRC resident individuals, the PRC entity may not be able to remit any of its profits out of the PRC as dividends or otherwise. Violation of the regulation may be deemed an evasion of foreign exchange rules and implicated PRC resident individuals may be liable for a penalty. However, there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including the regulations established by the SAFE. To date, no registration has been filed with the SAFE. Even if it is determined that registration with the SAFE is required, management believes that applicable filings with the SAFE can be made at any time, and management does not foresee significant difficulties in obtaining the SAFE’s approval should it be required.

The China-based affiliate of our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because the China-based affiliate of our auditor performs audit work in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, the China-based affiliate of our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the Ministry of Finance of the PRC, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of the audit procedures of the China-based affiliate of our auditor or quality control procedure. As a result, investors may be deprived of the benefits of PCAOB inspections.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including the China-based affiliate of our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including the China-based affiliate of our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC.  On February 12, 2014, four of these PRC-based accounting firms appealed the administrative decision to the SEC. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our stock may be adversely affected.

If the China-based affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our stock in the United States.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the Ministry of Commerce before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

We have historically engaged in a substantial number of transactions with related parties in the ordinary course of business, predominantly with our Chairman and Chief Executive Officer and/or companies that he owns or controls. These transactions are described in greater detail elsewhere in this Annual Report. In general, NASDAQ rules require that related party transactions be reviewed by an audit committee or other committee comprised of independent directors. However, under NASDAQ rules applicable to foreign private issuers such as our company, we are exempt from certain NASDAQ requirements, including the requirement applicable to independent director review of related party transactions. This exemption is available to us because the laws of the British Virgin Islands, our home jurisdiction, do not mandate independent review of related party transactions.

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

Li Feilie, our Chief Executive Officer, beneficially owns approximately 59% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this Annual Report under “Security Ownership of Certain Beneficial Owners and Management.”

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

SAT issued an announcement in February 2015, i.e., the Notice of SAT on Several Issues Concerning the CIT on the Indirect Transfers of Properties by PRC Non-Residents or “Announcement 7,” which stipulates in greater detail how to evaluate the “reasonable commercial substance.”

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

There is uncertainty as to the application of SAT Circular 698 and Announcement 7. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with the PRC. As a result, there is a risk that the PRC tax authorities would regard the Distribution as an “Indirect Transfer” by CHNR of our PRC subsidiaries to CHNR’s shareholders subject to SAT Circular 698. If SAT Circular 698 were determined to be applicable to the Distribution by the PRC tax authorities, CHNR could be required to withhold taxes at a rate of up to 10% on any gains derived from the Distribution, which may be deemed as the difference between the fair value of our ordinary shares at the time of the Distribution and CHNR’s tax basis in our ordinary shares.

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

Until 2006, the Company has sought, acquired and operated various business opportunities that management believed could be operated profitably. From 2003 until 2006, the Company operated an advertising, promotion and public relations business, which was disposed of in July 2006.

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

Non-ferrous Metal Exploration and Mining Activities

Wuhu Feishang was established as a Sino-foreign joint stock limited liability company between Wuhu City Feishang Industrial Development Company Limited (“WFID”) (50%) and Feishang International Holdings Limited (“FIH”) in June 2002 with tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of Wuhu Feishang is CNY12 million (US$1.93 million), of which CNY6 million (US$0.97 million) was contributed by each of WFID and FIH. In May 2003, Wuhu Feishang acquired the entire business of Anhui Fanchang Zinc and Iron Mine, a state-owned enterprise (“Anhui Fanchang”). In April 2005, WFID and FIH transferred their interests in Wuhu Feishang to Feishang Mining, at cost, and since the date of such transfer, Feishang Mining has been the owner of 100% of the capital stock of Wuhu Feishang.

Yunnan Mining was formed in January 2008 as a wholly-owned subsidiary of Wuhu Feishang with a registered capital of CNY50 million (US$8.06 million). In October 2009, Yunnan Mining acquired exploration rights to the Baiguochong Mine. The Baiguochong Lead-Zinc Mine is located in E Shan Town, Fanchang County, Anhui Province in the PRC, approximately six kilometers south of Fanchang County. On October 8, 2014, in an internal group restructuring, Wuhu Feishang transferred its 100% interest in Yunnan Mining (Including Feishang Management, a wholly owened subsidiary of Yunnan Mining) to Yangpu Shuanghu for consideration of CNY35 million (US$5.64 million).

Yangpu Shuanghu was established as a limited liability company in May 2004 under the laws of the PRC with an initial registered capital of CNY1 million (US$0.16 million) by Wu Tianping and Zhu Zheng, unrelated parties. In March 2008, Wu Tianping and Zhu Zheng transferred their respective equity interests in Yangpu Shuanghu to Zhang Huachun and Yang Haibi, related parties, for total consideration of CNY1 million (US$0.16 million). In July 2008, Zhang Huachun and Yang Haibi transferred their respective equity interests in Yangpu Shuanghu to Feishang Yongfu, related parties, at a total consideration of CNY1 million (US$0.16 million), and since the date of such transfer, Feishang Yongfu has been the owner of 100% of the paid-up capital of Yangpu Shuanghu.

Yangpu Lianzhong was established in January 2008 with a registered capital of US$16.37 million (CNY101.58 million) which is a wholly owned by China Coal, a Hong Kong company established in January 2008. Yangpu Lianzhong is currently dormant following disposition of two unconsolidated investees in 2010.

Other Matters

On December 31, 2013, the Board of Directors approved a conditional special interim dividend to the shareholders of CHNR satisfied by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to all shareholders of CHNR in proportion to their respective shareholdings in CHNR on the Distribution Record Date. The Distribution became unconditional upon successful listing by way of introduction on the Main Board of the Hong Kong Stock Exchange of Feishang Anthracite on January 22, 2014.

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

B.

Business Overview

Following the January 2014 Spin-Off and listing on the Main Board of the Hong Kong Stock Exchange of the shares of Feishang Anthracite, which had operated our coal mining and related businesses, we intend to continue our acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sales of iron, zinc and other nonferrous metals extracted or produced at mines primarily located in Anhui Province in the PRC, as well as our operation of related businesses. We conduct these activities through our indirect wholly-owned subsidiary, Wuhu Feishang.

Prior to November 2013, we conducted exploration and mining operations at four non-ferrous metals mines located in Anhui Province in the PRC, and we submitted our application to renew the exploration rights for three of these mines on their expiry. In November 2013, the Fanchang County Bureau of Land and Resources redesignated the Sichong Mine, the Baiguochong Mine and the Luojiachong Mine as exploration restricted areas. As a result, the Company’s exploration rights at these mines were not renewed and further exploration activities at these mines have ceased.

Our sole operations currently consist of the mining, processing and sale of iron extracted or produced at Yangchong Mine located in Anhui Province in the PRC. Since 2013 we have also produced and sold sulfur concentrates extracted at Yangchong Mine. However, sales of sulphur conventrates are not material to our results of operations. Prior to 2012, we also processed and sold zinc that was extracted or produced at Yongchong Mine.  However, we produced no zinc in 2013 or 2014 due to the inferior quality of zinc at current mining zones; and we produced no micaceous oxide in 2013 or 2014 because it could not be produced and sold on a profitable basis.

The minable ore at Yangchong Mine will likely be depleted during 2016. Management is in the process of seeking additional mining licenses, as well as exploring new businesses opportunities, that will enable us to enable us to sustain operations following depletion of minable ore at Yangchong Mine. However, to date we have not identified new mining licenses or new business opportunities for acquisition. If we are unable to identify and acquire additional mines or new business opportunities, we may be required to cease operations.

BUSINESS SEGMENT - Mining of Iron, Zinc and Other Non-Ferrous Metals

Our sole operations currently consist of the mining, processing and sale of iron extracted or produced at Yangchong Mine. Our metal mining operations are conducted by Wuhu Feishang, a PRC company that is wholly-owned by Feishang Mining. Wuhu Feishang is principally engaged in the mining of zinc, iron, and other minerals and nonferrous metals for distribution in the PRC.

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

 In 2014, iron ore price slumped 47%. Iron ore companies began to increase production which including BHP Billiton Limited (Australia), Rio Tinto Plc (Australia) and Companhia Vale do Rio Doce (Brazil). And China's economic growth was slowing, which also led to the iron ore oversupply. In the short term, the global supply growth may be gentle, and the iron ore price may has a seasonal rebound.

China produced 1,514 million tonnes of iron-ore in 2014, increased by 3.9% compared with 2013. China imported 932.5 million tonnes of iron ore in 2014, increased by 13.68% from 820.3 million tonnes in 2013. According to the data disclosed by the China Iron and Steel Association (CISA), the average CIF price of the imported iron ore was US$100.4 (CNY684) per tonne, down US$29.2 (CNY181.20) per tonne or 22.5% from 2013.

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

The following table shows the refined production, consumption and prices of zinc in China over the past five years:

	2010	2011	2012	2013	2014

Metal production (in thousand tonnes)	5,210	5,344	4,850	5,300	5,827
Consumption (in thousand tonnes)	4,950	5,200	5,350	5,950	6,421
Average price (CNY/ tonne)	17,967	16,922	15,249	15,178	16,181

———————

Source: China Non-ferrous Metal Industry Association and ILZSG

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

Wuhu Feishang

Overview of Wuhu Feishang

Wuhu Feishang's principal activity is the mining of zinc, iron and other minerals for distribution in the PRC. Wuhu Feishang currently operates a mine located in Fanchang County, Wuhu City, Anhui Province, the PRC, for which it has acquired mining rights: the Yangchong Mine contains iron and zinc minerals. The mine produced approximately 37,048 tonnes of iron and 0 tonnes of zinc in 2013, and approximately 28,100 tonnes of iron and 0 tonnes of zinc in 2014. Wuhu Feishang’s acquisition of the entire business of Anhui Fanchang in May 2003, included without limitation, the mining rights to Yangchong Mine, and Zaoyuan Mine which ceased operation in October 2009 due to depletion of all of the mineral ore, as well as the properties and the processing facilities of the mines. Wuhu City is located in the northwestern Yangtze River Delta and is in the approximate center of East China, approximately 384 kilometers from Shanghai. In August 2007, Wuhu Feishang acquired exploration rights to a third mine – the Sichong Mine – but the exploration rights were not renewed after its expiration in 2013.

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

The metallurgical process of our iron and zinc concentrates products are identified below:

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

Zinc: We neither produced nor sold zinc during 2014 or 2013. Historically, our zinc concentrates product is sold in its entirety to Huludao Zinc Industry Co., Ltd., a Shenzhen-listed company which is located in Huludao City, Liaoning Province, the PRC, and which is primarily engaged in the zinc smelting business. The price of our zinc concentrates is generally set at 50% (to be adjusted by the grading of the product) of the monthly average price of “#0” electrolytic zinc announced by Shanghai Nonferrous Metals on its website (www.smm.com.cn).

Micaceous Iron Oxide: We neither produced nor sold MIO during 2014 or 2013. Historically, our MIO products are primarily sold to chemical and paint manufacturers in East China, Shanghai and Jiangsu Province, the PRC, for manufacturing various types of paints for ships, ocean-engineering and pleasure boats. The price of our MIO is generally negotiated with reference to the demand and supply in the market and the price of competitors. We discontinued the production of MIO during 2012 due to the unsatisfactory economic return of MIO products.

The average selling prices per metric tonne of our major metal products for each of the three years ended December 31, 2012, 2013 and 2014, are set forth in the following table:

Major Product	2012	2013	2014
	CNY/ MT	CNY/ MT	CNY/ MT
Iron concentrates (Grade 65% ~ 66%)	986	939	851
Zinc (based on zinc concentrates grade 42% ~ 44%)	9,190	N/A	N/A
Micaceous Iron Oxide Grey (Grade 160, 240, 320)	1,942	N/A	N/A

The following table summarizes the production quantity and sales quantity of our metal products for each of the years ended December 31, 2010, 2011, 2012, 2013 and 2014 included in continuing operations.

	2010	2011	2012	2013	2014
Production quantity (in tonnes):
Iron concentrates (Grade 65% ~ 66%)	34,060	23,200	13,400	37,048	28,100
Zinc (based on zinc concentrates grade 42% ~ 44%)	1,485	1,160	100	—	—
Micaceous iron oxide – grey (Grade 160, 240, 320)	1,119	1,249	85	—	—
Sales quantity (in tonnes):
Iron concentrates (Grade 65% ~ 66%)	35,042	21,163	10,114	42,123	8,056
Zinc (based on zinc concentrates grade 42% ~ 44%)	1,408	1,013	258	—	—
Micaceous iron oxide – grey (Grade 160, 240, 320)	1,007	1,424	428	—	—

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

Since all mineral resources in the PRC are owned by the State, the Company's right to extract minerals at Yangchong Mine is licensed to Wuhu Feishang by the State for a period of years (see “Government Regulation” below). The Company is the only party that is currently licensed to mine the Yangchong Mine. The Company’s current license to mine the Yangchong Mine expires on November 24, 2017, and may be renewed upon expiry.

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

Wuhu Feishang outsources its mine extraction to unrelated third parties. From January 1, 2014 through December 31, 2014 Wuhu Feishang outsourced mine extraction at Yangchong Mine to Wenzhou Mining Engineering Co. Ltd. Under the agreement, the subcontractor charged a service fee of CNY72.10 (US$11.62) per tonne of ore extracted, and CNY6.00 (US$0.97) per tonne of useless stone removal. For the developing of ramps, the subcontractor charged a service fee of CNY3,150.00 (US$507.61) per extra meter of inclined shaft and CNY2,310.00 (US$372.25) per extra meter of flat shaft. Wuhu Feishang has engaged Wenzhou Dongda Mining Engineering Co. Ltd. to perform mine extraction at Yangchong Mine from January 1, 2015 to December 31, 2015. Under the agreement, the subcontractor charged a service fee of CNY72.10 (US$11.62) per tonne of ore extracted, and CNY6.00 (US$0.97) per tonne of useless stone removal. For the developing of ramps, the subcontractor charged a service fee of CNY3,150.00 (US$507.61) per extra meter of inclined shaft and CNY2,310.00 (US$372.25) per extra meter of flat shaft.  Except for the outsourced mining of raw minerals to an unrelated third party (as described above), all ore processing procedures are performed by Wuhu Feishang. Raw minerals extracted from Yangchong Mine are processed into iron and zinc metals in factories located near the mine.

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

All equipment, infrastructure and facilities material to Wuhu Feishang’s operations are believed to be in good condition. The plant was constructed in 1991 and has been periodically upgraded. The processing plant is capable of producing approximately 600 tonnes of finished products per day. The processing facilities process raw ore from the Yangchong Mine. All processing facilities and equipment of Wuhu Feishang were acquired from Nanchang Non-ferrous Metallurgy Designing Organization, a Class-A corporation in China in designing and producing equipment for the mining industry. All technology and equipment meet the industrial standard as required by the relevant government authorities. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and an administration building. At December 31, 2013 and 2014, the net book value of mining related property, plant and equipment of Yangchong Mine was approximately CNY7.87 million (US$1.27 million) and nil, respectively.

As of December 31, 2014, the reserve estimates of Yangchong Mine are as follows:

	As of December 31, 2014
	Probable Reserve (in metal tonnes)	Average quality of ore
Yangchong Mine
Iron	25,327	44.76%
Zinc	4,505	5.82%

Note:

The probable reserve as of December 31, 2014 has been adjusted by removing those reserves extracted by the Company’s past mining activities. Based on the 2014 production levels, the length of the mining activity of our probable reserves for Yangchong mine is approximately 1.4 years for iron. The mine dilution loss and the mining recovery factor of Yangchong Mine are approximately 10% and 90%, respectively. The metallurgical recovery factor of zinc and iron are approximately 96% and 87%, respectively.

Sichong Mine

During the year ended December 31, 2007, Wuhu Feishang acquired exploration rights to Sichong Mine for CNY0.7 million (US$0.12 million). The geological coordinate of this property is EL 118°10’33”~ 118°11’28” and NL 31°01’30”~ 31°03’00” covering a site area of 3.73 square kilometers. The Sichong Gold-Silver-Lead-Zinc Mine is located in Suncun Town, Fanchang County, Anhui Province in the PRC, approximately 4 kilometers south of Fanchang County with an exploration permit running from November 29, 2011 to November 29, 2013. The mine has engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau, Anhui Hydro-geology Survey & Engineering Geology Survey Corporation and Shandong Zhengyuan Geological Exploration Institute to carry out prospecting which includes geophysical, geochemical and drilling works, and for the years ended December 31, 2012 and 2013, expenses of approximately CNY3.08 million (US$0.50 million) and CNY0.11 million (US$0.02 million), respectively, had been incurred in other operating expenses. While results of preliminary prospecting suggest that the mine contains mineable quantities of gold, silver, lead and zinc, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mines, or the commercial viability of pursuing a plan of extraction.

The mining of Sichong Mine ceased in November 2013 when the site was designated as an exploration restricted area by Fanchang County Bureau of Land and Resources and our exploration permit was not renewed.

Suppliers

Wuhu Feishang purchases explosives and other auxiliary raw material from suppliers mainly located in Anhui Province, the PRC. For explosives, the purchases are made on a cash on delivery basis. For other auxiliary materials, typical credit terms granted by major suppliers range from 30 to 60 days on an open account basis.

For the years ended December 31, 2012, 2013 and 2014, the largest five suppliers accounted for 60%, 31% and 52%, respectively, of Wuhu Feishang’s purchases. For the years ended December 31, 2012, 2013 and 2014, the largest supplier accounted for 19%, 15% and 16%, of Wuhu Feishang’s purchases, respectively.

Customers

Wuhu Feishang sells all of its iron, and historically zinc, products to companies in the PRC. In 2012, all of Wuhu Feishang’s zinc products were sold to a single customer, Huludao Zinc Industry Co., Ltd., which is the largest zinc smelter in Asia. No Zinc production or sales took place in 2013 and 2014.

For the three years ended December 31, 2012, 2013 and 2014, Wuhu Feishang’s five largest customers accounted for 99%, 100% and 100% of Wuhu Feishang’s sales, respectively. During the year ended December 31, 2012, the three largest customers accounted for 53%, 16% and 15%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2013, the three largest customers accounted for 36%, 31% and 19%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2014, the three largest customers accounted for 53%, 30% and 17%, respectively, of Wuhu Feishang’s sales.

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

Yunnan Mining

During the year ended December 31, 2009, Yunnan Mining acquired exploration rights to Baiguochong Mine for consideration of CNY0.8 million (US$0.13 million). The geological coordinate of this property is EL 118°11′30″~ 118°12′15″ and NL 31°02′00″~ 31°03′15″ covering a site area of 2.72 square kilometers. The Baiguochong Lead-Zinc Mine is located in E Shan Town, Fanchang County, Anhui Province in the PRC, approximately 6 kilometers south of Fanchang County with an exploration permit running from May 28, 2010 to May 28, 2012. The mine engaged Geological Brigade of East-China Metallurgy Geological Exploration Bureau to carry out prospecting which included geophysical and drilling works, and incurred exploration expenses of approximately CNY2.50 million (US$0.40 million).

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

In November 2013, the Fanchang County Bureau of Land and Resources redesignated the Baiguochong Mine and the Luojiachong Mine as exploration restricted areas. As a result, the mining rights of Yunnan Mining at these mines were not renewed and Yunnan Mining has ceased its mining activities at these mines.

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

Wuhu Feishang’s mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu Feishang is required to submit a mining proposal and feasibility studies to the relevant government authority; and is also obligated to pay a resources compensation fee to the State in an amount equal to 2% of annual sales of zinc and iron concentrates. Resources compensation fees of CNY277,935 (US$44,788), CNY187,300 (US$30,183) and CNY166,000 (US$26,750), were paid in 2012, 2013 and 2014, respectively. The natural resources fee for the renewal of the mining rights to Yangchong Mine of CNY3,002,900 (US$483,909) was paid in December 2005. Natural resources fees are not required to be paid in connection with the grant of exploration rights and, therefore, no natural resources fees are payable for the Sichong Mine and Baiguochong Mine until such time, if any, as we seek mining rights with respect to those mines.

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

DISCONTINUED SEGMENT - Coal-Mining and Related Businesses

On December 31, 2013, the Board of Directors approved a conditional special interim dividend to the shareholders of CHNR satisfied by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to all shareholders of CHNR in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Pursuant to the Distribution, each shareholder of CHNR became entitled to five shares of Feishang Anthracite for every share of CHNR held on the Distribution Record Date. After the completion of the Distribution, CHNR no longer holds any shares in Feishang Anthracite.

The Spin-Off did not involve any offering of new shares of Feishang Anthracite or a public offering of any other securities and no funds were raised pursuant to the Spin-Off. The Distribution became unconditional upon successful listing by way of introduction on the Main Board of the Hong Kong Stock Exchange of Feishang Anthracite on January 22, 2014.

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

C.

Organizational Structure

China Natural Resources is a holding company owning the following subsidiaries, with the interests indicated (as of April 22, 2015):

			CHNR (BVI)

100%	100%	80%	100%	100%	100%	100%
FMH Services (Florida, US)	Feishang Mining (BVI)	Silver Moon (BVI)	China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)

	100%		100%		100%	100%
	Wuhu Feishang* (PRC)		Yangpu Lianzhong (PRC)		Feishang Yongfu (HK)	Feishang Dayun (HK)

					100%
					Yangpu Shuanghu (PRC)

					100%
					Yunnan Mining (PRC)

					100%
					Feishang Management (PRC)

*  All current operations are conducted by Wuhu Feishang.

See Item 4.B. above and Exhibit 8 for descriptions of the Company’s subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Wuhu (Anhui Province) and Shenzhen (Guangdong Province) in the PRC.On July 1, 2008, the Company and Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain directors of the Company, entered into a license agreement in respect of the Company’s head office in Hong Kong. The total area of the office was approximately 368 square meters in which the Company shared 238 square meters. The license agreement provided that the Company shared certain costs and expenses in connection with its use of the office, in addition to accounting and secretarial services and day-to-day office administration provided by Anka. On September 1, 2013, the Company and Feishang Anthracite entered into new license agreements with Anka, respectively, pursuant to which, the Company and Feishang Anthracite share the office premises of 238 square metres on an equal basis. The agreements also provide that the Company and Feishang Anthracite shall share certain costs and expenses in connection with their use of the office. In addition, Anka continues to provide accounting and secretarial services and day-to-day office administration to the Company. The intial term of the agreement was from September 1, 2013 to June 30, 2014 and shall be effective for all subsequent extension of leases. The lease was extended for two years from July 1, 2014 to June 30, 2016. For the years ended December 31, 2012, 2013 and 2014, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY1,005,000 (US$161,953), CNY956,000 (US$154.057) and CNY565,000 (US$91,048), respectively.

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

For the years ended December 31, 2012, 2013, and 2014, the Company incurred capital expenditures (excluding fees for renewal of mining rights) of CNY362.63 million (US$58.44 million), CNY300.59 million (US$48.44 million) and CNY54.53 million (US$8.79 million), respectively.

See Item 4.B. for the details of the property, plants and equipment used by each of the mines and Item 5.B. for the Company’s material commitments for capital expenditures.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intentions, beliefs and current expectations of Company management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3.D. of this Annual Report under the heading, "Risk Factors." With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes its assumptions or bases are reasonable and have formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2012, 2013 and 2014 included elsewhere herein.

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements for the year ended December 31, 2011 were the first the Group has prepared in accordance with IFRS.

A.

Operating Results

Continuing operations

On December 31, 2013, the Board of Directors approved a conditional special interim dividend to the shareholders of CHNR satisfied by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to all shareholders of CHNR in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Pursuant to the Distribution, each shareholder of CHNR became entitled to five shares of Feishang Anthracite for every share of CHNR held on the Distribution Record Date. After the completion of the Distribution, CHNR no longer holds any shares in Feishang Anthracite.

The Spin-Off did not involve any offering of new shares of Feishang Anthracite or a public offering of any other securities and no funds were raised pursuant to the Spin-Off. The Distribution became unconditional upon successful listing by way of introduction on the Main Board of the Hong Kong Stock Exchange of Feishang Anthracite on January 22, 2014.

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

2014 vs 2013

The sales from our metal segment’s operation decreased by CNY33.06 million (US$5.33 million), or 79.93%, to CNY8.30 million (US$1.34 million) for the year ended December 31, 2014 from CNY41.36 million (US$6.67 million) for the year ended December 31, 2013. The drop was mainly caused by a decrease in the production volume and the average selling price per tonne of iron concentrates.

Sales were mainly derived from sales of iron concentrates and sulfur concentrates. Sales of iron concentrates also dropped by CNY32.71 million (US$5.27 million), or 82.67%, from CNY39.57 million (US$6.38 million) in 2013 to CNY6.86 million (US$1.11 million) in 2014. The decrease in iron concentrates sales was mainly caused by a decline in both the iron sales volume and the sales price of iron in 2014. The sales volume of iron decreased by 34,067 tonnes from 42,123 tonnes in 2013 to 8,056 tonnes in 2014. The drop in iron concentrates production was decreased by 8,948 tonnes, or about 24.15% in response to the falling sales price. The average selling price of iron was CNY851 (US$137) per tonne in 2014, representing a drop of CNY88 (US$14), or 9.37%, from CNY939 (US$151) in 2013. Sales of sulfur concentrates decreased by CNY0.35 million (US$0.06 million), or 19.55%, from CNY1.79 million (US$0.29 million) in 2013 to CNY1.44 million (US$0.23 million) in 2014. We sold 5,150 tonnes of sulfur concentrates in 2014, representing a decrease of 659 tonnes, or 11.34% from 5,809 tonnes in 2013. The average selling price of sulfur concentrates decreased by CNY27 (US$5) per tonne, or 8.77%, from CNY308 (US$50) in 2013 to CNY281 (US$45) in 2014.

Gross profit for the year ended December 31, 2014 decreased to CNY1.74 million (US$0.28 million) with a gross profit margin of 20.95%, compared to CNY16.26 million (US$2.62 million) with a gross profit margin of 39.31% for the year ended December 31, 2013. The approximately CNY14.52 million (US$2.34 million), or 89.30%, drop in gross profit, was mainly due to the decline in selling prices and production volume of iron concentrates compared to the prior year.

The gross profit or gross profit margin on sales of iron for the year ended December 31, 2014 was CNY1.81 million (US$0.29 million), or approximately 26.32%, compared to CNY16.11 million (US$2.60 million), or 40.70% for the same period in 2013. The drop in gross profit was primarily caused by the decline in both the volume sold and selling price of iron concentrates.

The gross loss was CNY0.07 million (US$0.01 million) on sales of sulfur concentrates for the year ended December 31, 2014, as compared to a gross profit of CNY0.12 million (US$0.02 million) for the same period in 2013. The decrease in gross profit was primarily caused by the drop in both volume sold and selling price of sulfur concentrates.

2013 vs 2012

Sales increased by CNY26.63 million (US$4.29 million), or 180.83%, to CNY41.36 million (US$6.67 million) for the year ended December 31, 2013 from CNY14.73 million (US$2.37 million) for the year ended December 31, 2012. The increase was mainly attributable to an increase of 32,009 tonnes in the production volume of iron concentrates to 42,123 tonnes for the year ended December 31, 2013 from 10,114 tonnes in the prior year, partly offset by:  (i) a decrease in the average selling price per tonne of iron concentrates from CNY986 (US$159) for the year of 2012 to CNY939 (US$151) for the year ended December 31, 2013; and (ii) a decrease in the sales of both zinc concentrates and micaceous iron oxide-grey to zero in 2013 from 258 tonnes and 428 tonnes in 2012, respectively.

Sales were mainly derived from sales of zinc concentrates, iron concentrates and micaceous iron oxide-grey. Sales of zinc dropped by CNY2.37 million (US$0.38 million) from CNY2.37 million (US$0.38 million) in 2012 to zero in 2013. The decrease was primarily attributable to the lack of zinc production for 2013 as a result of inferior quality in the current mining zone. The increase in iron concentrates production was due to (i) the production suspension order covering all mines in Wuhu city imposed by the Wuhu municipal government for inspection due to a mine accident in Wuhu city that affected production in the 2012 period; and (ii) the suspension of production for mine recovery from June 2012 to October 2012 imposed by Wuhu Administration of Work Safety. The decrease of micaceous iron oxide-grey in 2013 was mainly due to cessation of non-profitable micaceous iron oxide-grey operations. We sold 428 tonnes of micaceous iron oxide-grey in 2012.

Gross profit for the year ended December 31, 2013 increased to CNY16.26 million (US$2.62 million) with a gross profit margin of 39.31%, compared to CNY5.69 million (US$0.92 million) with a gross profit margin of 38.64% for the year ended December 31, 2012. The approximately CNY10.57 million (US$1.70 million), or 185.66% increase in gross profit was mainly due to the increase of selling prices and production volume in iron concentrates compared to the prior year.

The gross profit or gross profit margin on sales of iron concentrates for the year ended December 31, 2013 was CNY16.11 million (US$2.60 million) or 40.70%, compared to CNY4.77 million (US$0.77 million) or 47.84% for the same period in 2012. The increase in gross profit was mainly caused by the increase of iron concentrates sold. The drop in the gross profit margin was primarily caused by the drop in selling price of iron concentrates.

Administrative Expenses

2014 vs 2013

Administrative expenses are mainly comprised of salaries and staff welfare expenses, contribution to retirement fund, utilities, depreciation expenses, legal and professional fees, travel and entertainment expenses, losses on suspension of production and office expenses.

Administrative expenses in 2014 decreased by CNY5.68 million (US$0.92 million), or 31.71% to CNY12.23 million (US$1.97 million) from CNY17.91 million (US$2.89 million) in 2013. The decrease in administrative expenses was primarily caused by the reduction in legal and professional fees as there were no further Spin-Off expenses incurred in 2014.

2013 vs 2012

Administrative expenses in 2013 decreased by CNY1.52 million (US$0.25 million), or 7.82% to CNY17.91 million (US$2.89 million) from CNY19.43 million (US$3.13 million) in 2012. The decrease in administrative expenses for the continuing operations was mainly contributable to the increasing administrative costs for the discontinued operations during the year along with the expansion of the discontinued operations.

Impairment Loss on Property, Plant and Equipment

An impairment loss on property, plant and equipment of CNY8.07 million (US$1.30 million) was made for 2014 in connection with the price decline of iron concentrates in the period. The recoverable value of Yangchong Mine was determined based on the mine’s value-in-use (“VIU”) using pre-tax cash flow projections, adopting certain assumptions based on the mine’s past performance and our expectations on market development, applying an after-tax discount rate of 12.00%.

There was no impairment loss in 2013.

Write-down of Inventories to Net Realizable Value

The write-down of inventories to net realizable value of CNY9.30 million (US$1.50 million) was made for 2014 in connection with the sharp decrease in the sales price of iron concentrates in the period.

There was no write-down of inventories to net realizable value in 2013.

Other Operating Income (Expenses), net

2014 vs 2013

Other operating income in 2014 mainly represented consulting income. There was no mine recovery fee in 2014.

2013 vs 2012

Other operating expenses in 2012 and 2013 solely related to the mine recovery fee paid in repsonse to the local relevant regulations.

Non-operating Income (Expenses), net

2014 vs 2013

There was no material fluctuation in the non-operating income (expenses), net of CNY0.22 million (US$0.04 million) in 2014 as compared to CNY0.17 million (US$0.03 million) in 2013.

2013 vs 2012

There was no material fluctuation in the non-operating income (expenses), net of CNY0.17 million (US$0.03 million) in 2013 as compared to CNY0.22 million (US$0.04 million) in 2012.

Income Tax Expenses

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

2014 vs 2013

Income tax expenses increased  from CNY2.14 million (US$0.34 million) in 2013 to CNY6.84 million (US$1.10 million) in 2014. The increase was mainly contributed by (i) the income tax expenses amounting to CNY3.53 million (US$0.57 million) attributable to the profit distribution by Wuhu Mining in 2014; and (ii) the deferred tax expenses amounting to CNY1.53 million (US$0.25 million) arising from the valuation allowance of deferred tax assets of Wuhu Mining.

2013 vs 2012

Income tax expenses turned from a benefit of CNY0.97 million (US$0.16 million) in 2012 to an expenses of CNY2.14 million (US$0.34 million) in 2013. The increase was mainly caused by: (i) the increase in deferred income tax expenses amounting to CNY2.60 million (US$0.42 million) arising from the recognition of deferred tax assets mainly due to the operating loss of Feishang Mining amounting to CNY1.07 million (US$0.17 million) in 2012; and (ii) the increase in current income tax expenses amounting to CNY0.51 million (US$0.08 million).

Profit/(Loss) from the Continuing Operations

2014 vs 2013

Loss from continuing operations increased from CNY1.29 million (US$0.21 million) in 2013 to CNY33.22 million (US$5.35 million) in 2014. The increased loss was mainly due to (i) a CNY14.52 million (US$2.64 million) decrease in gross profit compared to the year ended December 31, 2013; and (ii) the impairment loss on property, plant and equipment amounting to CNY8.07 million (US$1.30 million) and the write down of inventory amounting to CNY9.30 million (US$1.50 million) in 2014.

2013 vs 2012

Profit from continuing operations increased significantly from a loss of CNY14.39 million (US$2.32 million) in 2012 to a profit of CNY1.29 million (US$0.21 million) in 2013. The profit increase was mainly due to (i) the gross profit increased by CNY10.57 million (US$1.70 million) compared to the year ended December 31, 2012; and (ii) the decrease in payroll and travelling expenses of approximately CNY1.72 million (US$0.28 million) incurred for the expansion of the discontinued operations.

Discontinued Operations

Discontinued operations represented the Company’s coal mining and related business operated and owned by Feishang Anthracite, in which the Company’s shares were distributed to the Company’s shareholders on January 22, 2014.

2014 vs 2013

Net loss from discontinued operations dropped substantially from 2013 to 2014 because the discontinued operations in 2014 represented only one month’s operation of Feishang Anthracite.

2013 vs 2012

Net loss from discontinued operations increased by 398.87% from CNY67.06 million (US$10.81 million) in 2012 to CNY334.54 million (US$53.91 million) in 2013. The increase was mainly attributable to a combination of factors including:

i)

Revenue from discontinued operations increased by 25.76% from CNY141.94 million (US$22.87 million) in 2012 to CNY178.50 million (US$28.76 million) in 2013.  This reflected a 26.76% increase in revenue from sales of self-produced coal from CNY140.82 million (US$22.69 million) in 2012 to CNY178.50 million (US$28.77 million) in 2013, which was partially offset by a decrease in revenue from sales of third party coal from CNY1.12 million (US$0.18 million) in 2012 to nil in 2013 as the Group discontinued the coal trading activities.  The increase in revenue from sales of self-produced coal was resulted from an increase in sales volume, notwithstanding a slight drop in average selling price in 2013.  Sales volume of self-produced coal increased from 435,205 tonnes in 2012 to 563,355 tonnes in 2013, principally as a result of an increase in the production output arising from the commencement of commercial production of Liujiaba Coal Mine in December 2012 and Dayuan Coal Mine in November 2013, and the which was partly countervailed by a decrease in the production output that resulted from the suspension of the Gouchang Coal Mine since March 2013.  The average selling price of self-produced coal slightly decreased from CNY323.57 (US$52.14) per tonne in 2012 to CNY316.85 (US$51.06) per tonne in 2013 due to the decline in the market price of coal in Guizhou province in 2013;

ii)

Cost of sales from discontinued operations increased by 12.88% from CNY95.89 million (US$15.45 million) in 2012 to CNY108.24 million (US$17.44 million) in 2013.  This was primarily due to our increased sales volume.  As a percentage of revenue, cost of sales decreased from 67.56% in 2012 to 60.64% in 2013.  For the self-produced coal, cost of sales as a percentage of revenue decreased from 67.30% in 2012 to 60.64% in 2013.  This was mainly attributable to the greater economies of scale realized from our higher production volume in 2013;

iii)

Administrative expenses from discontinued operations increased by 83.70% from CNY77.33 million (US$12.46 million) in 2012 to CNY142.06 million (US$22.89 million) in 2013.  This increase primarily reflected expenses incurred in connection with the preparation for the listing, losses incurred from the temporary suspension of production at Gouchang Coal Mine since March 2013, and loss from temporary suspension of production at Baiping Coal Mine in April and November of 2013 and Dayuan Coal Mine in November and December of 2013 due to accidents of the surrounding coal mines, as well as higher salaries and benefits expenses for the administrative staff following the expansion;

iv)

The Group incurred an impairment loss on property, plant and equipment from discontinued operations of CNY184.42 million (US$29.72 million) in 2013 in connection with the temporary suspension of Gouchang Coal Mine.  No such impairment loss was incurred in 2012;

v)

Other operating expenses from discontinued operations increased from CNY1.62 million (US$0.26 million) in 2012 to CNY6.0 million (US$0.97 million) in 2013, primarily as a result of the compensation paid to local residents for repairing the damaged houses due to the blasting operation of Liujiaba Coal Mine, the mine safety service fee paid to mine safety team in Yongsheng Coal Mine and the recognition of a provision for inventory impairment in connection with the suspension of the Gouchang Coal Mine.  Other operating expenses in 2012 consisted mainly of miscellaneous levies and charges, while other operating expenses in 2013 consisted mainly of the compensation paid to local residents for repairing the damaged houses, mine safety service fee, miscellaneous levies and charges and provisions for impairment of inventory;

vi)

Finance costs from discontinued operations increased significantly from CNY44.53 million (US$7.18 million) in 2012 to CNY115.25 million (US$18.57 million) in 2013, principally due to a 58.37% increase in interest expenses on interest-bearing bank and other borrowings from CNY83.49 million (US$13.45 million) in 2012 to CNY 132.22 million (US$21.31 million) in 2013.  Interest expenses on interest-bearing bank and other borrowings increased primarily because the Group significantly increased the bank borrowings from CNY1,013.53 million (US$163.33 million) as of December 31, 2012 to CNY1,908.05 million (US$307.48 million) as of December 31, 2013, partially to replace the non-interest bearing debt provided by its major shareholder. The Group also incurred entrusted loan commission fees of CNY7.9 million (US$1.27 million) in 2013 as the Group replaced the intercompany loans with entrusted loans in 2013.  No such entrusted loans or any entrusted loan commission fee was incurred in 2012;

vii)

Net non-operating expenses from discontinued operations decreased from CNY2.18 million (US$0.35 million) in 2012 compared to net non-operating income of CNY0.13 (US$0.02 million) million in 2013.  The net non-operating expenses in 2012 primarily included sponsorships and contributions to the community and certain government organizations as well as losses on disposal of certain property, plant and equipment.  The net non-operating income in 2013 primarily reflected the reversal of certain payables after the relevant government authorities issued confirmation letters confirming that the Group did not have any outstanding social security fund or housing provident fund contributions;

viii)

The Group had an income tax benefit from discontinued operations of CNY47.82 million (US$7.71 million) in 2013, compared to an income tax benefit of CNY15.21 million (US$2.45 million) in 2012.  The income tax benefit in 2013 was primarily attributable to the loss before tax of CNY382.35 million (US$61.61 million) in 2013, resulting in the recognition of deferred tax assets.

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

Impairments of long-lived assets

Long-lived assets to be held and used, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group's results of operations or financial position.

Changes in Accounting Policy and Disclosures

The Group has adopted the following new and revised standards and new interpretation for the first time for the current year's financial statements.

IFRS 10, IFRS 12 and IAS 27 Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 – Investment Entities
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities
IAS 36 Amendments	Amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 Amendments	Amendments to IAS 39 Financial Instruments: Novation of Derivatives and Continuation of Hedge Accounting
IFRIC 21	Levies
Amendment to IFRS 2 included in Annual Improvements 2010-2012 Cycle	Definition of Vesting Condition[1]
Amendment to IFRS 3 included in Annual Improvements 2010-2012 Cycle	Accounting for Contingent Consideration in a Business Combination[1]
Amendment to IFRS 13 included in Annual Improvements 2010-2012 Cycle	Short-term Receivables and Payables
Amendment to IFRS 1 included in Annual Improvements 2011-2013 Cycle	Meaning of Effective IFRSs

———————

1

Effective from July 1, 2014

Other than explained below, the adoption of the above revised standards and interpretation has had no significant financial effect on these financial statements.

(a)

Amendments to IFRS 10 include a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. Investment entities are required to account for subsidiaries at fair value through profit or loss rather than consolidate them. Consequential amendments were made to IFRS 12 and IAS 27. The amendments to IFRS 12 also set out the disclosure requirements for investment entities. The amendments have had no impact on the Group as the Company does not qualify as an investment entity as defined in IFRS 10.

(b)

The IAS 32 Amendments clarify the meaning of “currently has a legally enforceable right to set off” for offsetting financial assets and financial liabilities. The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments have had no impact on the Group as the Group does not have any offsetting arrangement.

(c)

The IAS 39 Amendments provide an exception to the requirement of discontinuing hedge accounting in situations where over-the-counter derivatives designated in hedging relationships are directly or indirectly, novated to a central counterparty as a consequence of laws or regulations, or the introduction of laws or regulations. For continuance of hedge accounting under this exception, all of the following criteria must be met: (i) the novations must arise as a consequence of laws or regulations, or the introduction of laws or regulations; (ii) the parties to the hedging instrument agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties; and (iii) the novations do not result in changes to the terms of the original derivative other than changes directly attributable to the change in counterparty to achieve clearing. The amendments have had no impact on the Group as the Group has not novated any derivatives during the current and prior years.

(d)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognized before the specified minimum threshold is reached. The interpretation has had no impact on the Group as the Group applied, in prior years, the recognition principles under IAS 37 Provisions, Contingent Liabilities and Contingent Assets which for the levies incurred by the Group are consistent with the requirements of IFRIC 21.

(e)

The IFRS 2 Amendment clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including (i) a performance condition must contain a service condition; (ii) a performance target must be met while the counterparty is rendering service; (iii) a performance target may relate to the operations or activities of an entity, or to those of another entity in the same group; (iv) a performance condition may be a market or non-market condition; and (v) if the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied. The amendment has had no impact on the Group.

(f)

The IFRS 3 Amendment clarifies that contingent consideration arrangements arising from a business combination that are not classified as equity should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 or IAS 39. The amendment has had no impact on the Group.

(g)

The IFRS 13 Amendment clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. The amendment has had no impact on the Group.

Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the current year's financial statements:

IFRS 9	Financial Instruments[4]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[2]
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[2]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[2]
IFRS 14	Regulatory Deferral Accounts[5]
IFRS 15	Revenue from Contracts with Customers[3]
Amendments to IAS 1	Disclosure Initiative[2]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization[2]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[2]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[1]
Amendments to IAS 27	Equity Method in Separate Financial Statements[2]
Annual Improvements 2010-2012 Cycle	Amendments to a number of IFRSs [1]
Annual Improvements 2011-2013 Cycle	Amendments to a number of IFRSs [1]
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs [2]
———————

1

Effective for annual periods beginning on or after July 1, 2014

2

Effective for annual periods beginning on or after January 1, 2016

3

Effective for annual periods beginning on or after January 1, 2017

4

Effective for annual periods beginning on or after January 1, 2018

5

Effective for an entity that first adopts IFRSs for its annual financial statements beginning on or after January 1, 2016 and therefore is not applicable to the Group

Further information about those changes that are expected to significantly affect the Group is as follows:

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from January 1, 2018. The Group expects that the adoption of IFRS 9 will have an impact on the classification and measurement of the Group’s financial assets. Further information about the impact will be available nearer the implementation date of the standard.

The amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The Group expects to adopt the amendments from January 1, 2016.

The amendments to IFRS 11 require that an acquirer of an interest in a joint operation in which the activity of the joint operation constitutes a business must apply the relevant principles for business combinations in IFRS 3. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2016.

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. The Group expects to adopt IFRS 15 on January 1, 2017 and is currently assessing the impact of IFRS 15 upon adoption.

Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements in five areas, including materiality, disaggregation and subtotals, notes structure, disclosure of accounting policies and presentation of items of other comprehensive income arising from equity accounted investments.  The amendments further encourage entities to apply professional judgement in determining what information to disclose and how to structure the disclosure in the financial statements.

Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are to be applied prospectively. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2016 as the Group has not used a revenue-based method for the calculation of depreciation of its non-current assets.

The Annual Improvements to IFRSs 2010-2012 Cycle issued in December 2013 sets out amendments to a number of IFRSs. Except for those described in note 2.2, the Group expects to adopt the amendments from January 1, 2015. None of the amendments are expected to have a significant financial impact on the Group. Details of the amendment most applicable to the Group in respect of the disclosures are as follows:

IFRS 8 Operating Segments: Clarifies that an entity must disclose the judgements made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that a reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash and non-interest bearing loans from the Shareholder and its affiliates.

See Item 5.F. for a summary of our contractual obligations for future cash payments at December 31, 2014.

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

As of December 31, 2014, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY33,460	33,460	5,392
HK$16,101	12,885	2,076
US$309	1,918	309
Total	48,263	7,777

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

The following table sets forth the Company’s cash flow for each of the three years ended December 31, 2012, 2013 and 2014 including cash flows from discontinued operations:

	Years Ended December 31,
	2012	2013	2014
	CNY'000	CNY'000	CNY'000
Cash and cash equivalent at beginning of year	136,587	210,944	223,474
Net cash used in operating activities	(80,979)	(149,555)	(60,214)
Net cash used in investing activities	(365,384)	(296,701)	(39,753)
Net cash provided by/(used in) financing activities	520,753	462,197	(75,784)
Net (decrease) increase in cash	74,390	15,941	(175,751)
Effect of exchange rate changes on cash	(33)	(3,411)	540
Cash and cash equivalent at end of year	210,944	*223,474	48,263

——————

*

Include cash and cash equivalent attributable to a discontinued operation amounting to CNY146,883 (US$23,670).

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Years Ended December 31,
	2012	2013	2014
Current ratio	0.32x	1.17x	1.65x
Working capital (CNY'000)	(750,624)	429,067	24,697
Gearing ratio	67.13%	—	—

2014 vs 2013

Net cash used by operating activities was CNY60.21 million (US$9.70 million) in 2014 and CNY149.56 million (US$24.10 million) in 2013. They were mainly caused by the operating losses for the corresponding years. The net cash used in 2013 included CNY150.10 million (US$24.19 million) by the discontinued Coal segment spun off on January 22, 2014.

Net cash used in investing activities was CNY39.75 million (US$6.41 million) in 2014, as compared with CNY296.70 million (US$47.81 million) in 2013. The net cash used in investing activities was primarily comprised of the payment for the acquisition of property and equipment, including CNY293.39 million (US$47.28 million) for the year of 2013 by the discontinued Coal segment spun off on January 22, 2014.

Net cash used in financing activities was CNY75.78 million (US$12.21 million) in 2014, as compared with CNY462.20 million (US$74.48 million) net cash provided in 2013. The net cash used in financing activities in 2014 was primarily comprised of the net cash paid during the distribution of CHNR's 100% equity interest of Feishang Anthracite amounting to CNY96.81 million (US$15.60 million), partly offset by the net proceeds from interest-bearing loans amounting to CNY35.00 million (US$5.69 million). The net cash provided in financing activities in 2013 was primarily comprised of the net cash provided by the discontinued Coal segment spun off on January 22, 2014.

2013 vs 2012

The Company’s net cash used by operating activities was CNY149.56 million (US$24.10 million) in 2013 and CNY80.98 million (US$13.05 million) in 2012. They were mainly caused by the operating losses for the corresponding years.

The Company had a net cash outflow from investing activities of CNY296.70 million (US$47.81 million) in 2013, compared to a net cash outflow of CNY365.38 million (US$58.88 million) in 2012. The decrease was mainly due to less payments for the mine constructions along with the commercial production of certain coal mines since mid 2012.

Net cash provided in financing activities was CNY462.20 million (US$74.48 million) in 2013, compared to the CNY520.75 million (US$83.92 million) in 2012. This was mainly attributable to an increase of CNY890.25 million (US$143.46 million) in the net proceeds from bank loan in 2013, partially offset by the increase of CNY426.27 million (US$68.69 million) in net repayment to related parties.

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

•

Our difficulty in accessing US capital markets to fund PRC operations; and

•

A lack of development of US trading markets for our securities, which has hampered our ability to use our securities as currency to fund acquisitions, business combinations and similar transactions.

See Item 5.F. for a tabular payment schedule of capital commitments of the Company.

Except as disclosed above, there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2012, 2013 and 2014. The Company believes that its internally generated funds will be sufficient to satisfy its anticipated working capital needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures ahead in the event of additional acquisitions.

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

Management is cautiously optimistic about the PRC economy, although it is difficult to predict the demand for and the future price trend of iron and other ore, and recent trend information suggests a less than robust less optimism for the price of metals in the near term. These uncertainties may continue to have an impact on the current and future operating results and the financial condition of the Company.

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

As of December 31, 2014, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

Contractual Obligations as at December 31, 2014	Payments due by period
	Total	2015	2016-2017	2018-2019	Later years
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Operating lease obligations	1,131	781	350	—	—
Assets retirement obligations	4,221	—	—	—	4,221
Total	5,352	781	350	—	4,221

G.

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act, or the statutory safe harbors, applies to forward-looking information provided pursuant to Item 5.F above. For our cautionary statement on the use of forward looking statements in this Annual Report, see “Forward-Looking Statements” on page iii of this Annual Report.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Executive Officers and Directors

The following table sets forth the current directors and executive officers of the Company, and their ages and positions with the Company:

Name	Age	Position

Li Feilie	49	Chairman of the Board of Directors and Chief Executive Officer
Tam Cheuk Ho	52	Director
Wong Wah On Edward	51	Director
Lam Kwan Sing	45	Non-employee Director
Ng Kin Sing	52	Non-employee Director
Yip Wing Hang	48	Non-employee Director
Yue Ming Wai Bonaventure	47	Chief Financial Officer and Corporate Secretary

Mr. Li Feilie was appointed as a director, Chief Executive Officer and Chairman of the Board in February 2006 following consummation of the acquisition of Feishang Mining. He has served as a director of Feishang Anthracite since January 2010, and its Chief Executive Officer and Chairman since December 2013. Mr. Li has served as a director of Feishang Mining since September 2004. He served as director of Wuhu Feishang from December 2001 to July 2011. Mr. Li has been the chairman of Feishang Enterprise, WFID and Wuhu Port Co., Ltd., companies beneficially owned by him, since June 2000, from December 2001 to July 2011 and since October 2002, respectively. He also served as director of Pingxiang from July 2003 to December 2012. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from Peking University with a Bachelor’s degree and a Master’s degree in Economics.

Ms. Tam Cheuk Ho was appointed as a director in April 2015. Mr. Tam has served as the director of Feishang Anthracite since February 2013. He served as a director of the Company from December 1993 to December 1994 and from December 1997 to January 2014. He was also the chief financial officer and executive vice president of the Company, from December 2004 to January 2008, and from January 2008 to January 2014, respectively. He served as the chief financial officer and a director of China Resources from December 1994 to December 2004. From July 1984 through December 1991, he worked at Ernst & Young, Hong Kong where his most recent position was audit manager, and from February 1992 through September 1992, as financial controller of China Nuclear Industry 23 International Corporation Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992 through December 1994, Mr. Tam was finance director of Hong Wah (Holdings) Limited. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practising) in Hong Kong. He holds a Bachelor of Business Administration degree from the Chinese University of Hong Kong.

Mr. Wong Wah On Edward was appointed as a director in April 2015. Mr. Wong has served as the director of Feishang Anthracite since February 2013. He served as a director of the Company from January 1999 to January 2014, as its financial controller from December 2004 to January 2008, as its secretary from February 1999 to January 2014, and as its chief financial officer from January 2008 to January 2014. He served as secretary, financial controller and a director of China Resources from December 1997 to December 2004. From July 1988 through October 1992, he worked at Ernst & Young, Hong Kong where his most recent position was audit supervisor. From October 1992 through December 1994, Mr. Wong was the deputy finance director of Hong Wah (Holdings) Limited. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate member of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practising) in Hong Kong.

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

Mr. Yue Ming Wai Bonaventure was appointed as the Chief Financial Officer and Corporate Secretary in April 2015. Mr. Yue has been the chief financial officer and the company secretary of Feishang Anthracite since January 2014. He served as the financial controller of the Company from April 2008 to January 2014. From July 1990 to December 1992, Mr. Yue worked in the audit department of Ernst & Young, Hong Kong. From December 1992 to August 1993, he worked as an accountant in Sun Hung Kai & Co. Limited, a company listed in Hong Kong. From January 1995 to August 1996, he was the assistant financial controller and the company secretary of Nam Hing Holdings Limited, a company listed in Hong Kong. From August 1996 to April 1998, Mr. Yue served as an accounting manager of Leading Spirit (Holdings) Company Limited, a company listed in Hong Kong. From April 1998 to October 1998, he was the senior corporate finance manager of Best Wide Group Limited, a company listed in Hong Kong. From November 1998 through April 2003, Mr. Yue was an associate director of a private investment advisory company. From April 2003 through October 2007, he served as the chief financial officer and the company secretary of a public manufacturing company. He has also served as a director of a private company engaging in the provision of corporate services since March 2003. From September 2007 to April 2008, Mr. Yue was the financial controller of Enerchina Holdings Limited, a listed company in Hong Kong. Mr. Yue graduated from Hong Kong Baptist University with a Bachelor of Business Administration degree and was awarded a Master of Science degree in accounting and finance from the University of Manchester. He is a fellow member of the Hong Kong Institute of Chartered Secretaries, the Hong Kong Institute of Certified Public Accountants, and the Institute of Chartered Accountants in England & Wales. Mr. Yue is also a member of Chartered Accountants Australia & New Zealand, and a member accredited in business valuation of the American Institute of Certified Public Accountants.

Key Employees

The following table identifies the senior management of the metal segment, and his age and position with the Company:

Name	Age	Position

Xu Chengyin	53	Director and General Manager of Wuhu Feishang

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

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2014, to each of the individuals identified in Item 6(A) above.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/ share)	Expiration date
Directors and Officers
Li Feilie	1	—	—	—
Ma Sin Ling*	1	—	—	—
Woo Ming Yee*	1	—	—	—
Lam Kwan Sing	7,692	—	—	—
Ng Kin Sing	7,692	—	—	—
Yip Wing Hang	7,692	—	—	—
Senior Management
Xu Chengyin	26,202	—	—	—
Han Weibing **	4,626	—	—	—
Wan Huojin **	3,614	—	—	—

———————

*

In April 2015, Ms. Ma and Ms. Woo resigned as directors and officers of the Company. Effective upon their resignations, the Company’s Board of Directors (a) appointed Messrs. Tam Cheuk Ho and Wong Wah On Edward to serve as Class III Directors of the Company until the next annual meeting of shareholders at which Class III Directors are elected and until their successors are duly elected and have qualified, and (b) appointed Mr. Yue Ming Wai Bonaventure to serve as Chief Financial Officer and Corporate Secretary of the Company until otherwise determined by the Company’s Board of Directors. Mr. Tam and Mr. Wong did not receive compensation from the Company during 2014.

**

Mr. Han Weibing and Mr. Wan Huojin were appointed as executive directors of Feishang Anthracite, effective December 23, 2013. Subsequent to the Spin-Off in January 2014, Mr. Han Weibing and Mr. Wan Huojin ceased providing services to the Group.

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

On January 22, 2014, we entered into Service Agreements with each of Ma Sin Ling, our Chief Financial Officer and Woo Ming Yee, a director, with an initial term of one year and shall continue thereafter unless and until terminated by a party on not less than one month notice, with an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee. These Service Agreements were terminated in April 2015 when Ms. Ma and Ms. Woo resigned from the Company.

On April 2, 2015, we entered into Service Agreements with each of Yue Ming Wai Bonaventure, our Chief Financial Officer, and Tam Cheuk Ho and Wong Wah On Edward, our directors, with an initial term of one year and, thereafter, shall continue unless and until terminated by a party on not less than one months’ notice. Each of the agreements also provides for the payment to each individual of an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

 There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive directors. For each of the three years ended December 31, 2014, no increases in cash compensation were determined by the Compensation Committee under the Service Agreements, and we paid or accrued $nil, $nil and $nil, respectively, for cash compensation to our executive officers for their services as such.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2014:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2003 Equity Compensation Plan	—	N/A	—
2014 Equity Compensation Plan	—	N/A	—
Equity compensation plans not approved by security holders	—	N/A	—
Total	—	N/A	—

Stock Option Plans

The 2003 Equity Compensation Plan (the “2003 Plan”) terminated on December 13, 2013. There are no outstanding (unexercised) uptions under the 2003 Plan. During the years ended December 31, 2011, 2012 and 2013, the Committee did not grant any options to employees and officers to purchase the Company’s common shares under the 2003 Plan.

The 2014 Equity Compensation Plan (the “2014 Plan”) was authorized by our Board of Directors on June 20, 2014 and was ratified and approved by members on July 21, 2014.

The purposes of the 2014 Plan are to:

•

Encourage ownership of our common stock by our officers, directors, employees and advisors;

•

Provide additional inventive for them to promote our success and our business; and

•

Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

The 2014 Plan is administered by the Board of Directors or a committee designated by the Board (the “Plan Committee”). The 2014 Plan allows the Plan Committee to grant various incentive equity awards not limited to stock options. The Company has reserved a number of common shares equal to 20% of the issued and outstanding common shares of the Company, from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2014 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Committee determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Committee determines.

The Committee will determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common shares at the time of the award. All questions relating to the administration of the 2014 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Committee.

At the time of adoption of the 2014 Plan by the Board of Directors, 4,982,183 common shares have been reserved for issuance under the 2014 Plan. No awards have yet been made under the 2014 Plan. The 2014 Plan terminates on June 19, 2024.

C.

Board Practices

As provided by our Amended and Restated each director is to hold office for a three-year term expiring immediately following the annual meeting of shareholders held three years following the annual meeting at which he or she was elected.

In connection with the Spin-Off, Messrs. Tam Cheuk Ho and Wong Wah On Edward resigned their positions with the Company on January 22, 2014 and assumed positions with Feishang Anthracite. The resignations of Messrs. Tam Cheuk Ho and Wong Wah On Edward did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Effective upon resignations of Messrs. Tam Cheuk Ho and Wong Wah On Edward, the Company’s Board of Directors appointed Ms. Woo Ming Yee and Ms. Ma Sin Ling to serve as Class III directors until immediately following the annual meeting to be held in 2016 and until their successors have been duly elected and qualified. In April 2015, Ms. Ma and Ms. Woo resigned as Class III directors and Messrs. Tam Cheuk Ho and Wong Wah On Edward were reinstated as Class III directors to fill the vacancies created by the resignations of Ms. Ma and Ms. Woo. Messrs. The resignations of Ms. Ma and Ms. Woo did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

At the annual meeting of shareholders in 2014, Messrs.Li Feilie and Ng Kin Sing were elected to serve as Class I directors until immediately following the annual meeting to be held in 2017 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II directors until immediately following the annual meeting to be held in 2015 and until their successors have been duly elected and qualified. Messrs. Tam and Wong serve as Class III directors until immediately following the annual meeting to be held in 2016 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing, Yip Wing Hang and Ng Kin Sing is each an “independent” director as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 5605(a)(2). We are not required to maintain a Board of Directors consisting of a majority of independent directors based upon an exemption from NASDAQ requirements applicable to foreign private issuers whose home jurisdiction does not require the board of directors to consist of a majority of independent directors.

Our officers are elected annually at the Board of Directors meeting following each annual meeting of shareholders, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal, and the terms of applicable employment agreements.

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000 (US$641). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. During the fiscal year ended December 31, 2014, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

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

•

the compensation of our executive officers is recommended but not determined by an independent committee of the board or by the independent members of the Board of Directors; and our CEO may be present in the deliberations concerning his compensation;

•

related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

•

we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600.

D.

Employees

As of December 31, 2014 (a) mining operations employed 303 persons on a full time basis, and (b) the corporate segment employed six persons on a full time basis. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees (excluding the discontinued coal mine segment) at the end of each of the past two financial years, including their principal category of activity and geographic location.

		Years Ended December 31,
		2013	2014

Hong Kong	Accounting, administration and management	3	3
		3	3

The PRC	Accounting, administration and management	37	38
	Sales and quality inspection	5	5
	Purchasing and supplies	12	12
	Production	230	217
	Cashier	1	1
	Others	27	27
		312	300

Total		315	303

E.

Share Ownership

The following table sets forth, as of April 22, 2015, the share ownership of the Company’s common shares by each of our directors, executive officers and key employees.

As of April 22, 2015, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%
Tam Cheuk Ho	281,926		1.13%
Wong Wah On Edward	400,000		1.61%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Xu Chengyin	—		—
Yue Ming Wai Bonaventure	—		—
Officers and directors as a group (8 persons)	15,462,519		62.07%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of April 22, 2015, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

As of April 22, 2015, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

Significant Changes in Ownership

The Company is advised that in December 2014, Rosetta Stone Capital Limited, whose 2,250,000 shares then represented approximately 9.03% of the Company’s outstanding shares, disposed of its shares to two unrelated third parties. There have been no other significant changes in the percentage ownership held by any major shareholder during the past three years.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of December 31, 2014, on that date our common shares were held of record by approximately 173 persons, 143 of whom, who held approximately 28.9% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge, (a) there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company and (b) except as otherwise disclosed in this Annual Report, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2012	2013	2014
	CNY’000	CNY’000	CNY’000
CHNR’s payment of its share of office rental, rates and others to Anka Consultants Limited (“Anka”) (1)	1,385	1,502	920

———————

(1)

On July 1, 2008, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into a license agreement in respect of the Company’s head office in Hong Kong. The total area of the office was approximately 368 square meters in which the Company shared 238 square meters. The license agreement also provided that the Company shared certain costs and expenses in connection with its use of the office, in addition to accounting and secretarial services and day-to-day office administration provided by Anka. On September 1, 2013, the Company and Feishang Anthracite entered into new license agreements with Anka, respectively. Pursuant to the new agreements, the Company and Feishang Anthracite share the office premises of 238 square metres on an equal basis. The agreements also provide that the Company and Feishang Anthracite shall share certain costs and expenses in connection with their use of the office. In addition, Anka continues to provide accounting and secretarial services and day-to-day office administration to the Company. The initial term of the agreements was from September 1, 2013 to June 30, 2014 and shall be effective for all subsequent extension of leases. The lease was extended for 2 years from July 1, 2014 to June 30, 2016.

Balances with Related Parties

		As of December 31,
	2012	2013	2014
	CNY’000	CNY’000	CNY’000
Payables to related parties
Feishang Enterprise (1)	411,053	6,453	—
Feishang Group (2)	266,610	197,062	15,374

———————

(1)

Payable to Feishang Enterprise by Feishang Management for the net amount of a loan from Feishang Enterprise and the net amount of expenses paid by Feishang Enterprise on behalf of certain subsidiaries. The balance is due on demand.

(2)

Payable to Feishang Group for the acquisition of Feishang Anthracite. The balance is unsecured, interest-free and not repayable within one year. Feishang Group has confirmed that the balance due to Feishang Group as at December 31, 2014 is not required to be settled in the future 12 months.

Feishang Enterprise, and Feishang Group are entities controlled by Mr. Li Feilie who is also an executive officer, director, and principal beneficial owner of the Company.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2012, 2013 and 2014 are included herewith as Appendix A and are incorporated herein by reference.

We have no direct business operations, other than through the ownership of our subsidiaries. Prior to December 31, 2013, we had not paid any dividends on our common shares. On December 31, 2013, the Board of Directors approved a conditional special interim dividend to the shareholders of CHNR satisfied by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to all shareholders of CHNR in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Pursuant to the Distribution, each shareholder of CHNR became entitled to five shares of Feishang Anthracite for every share of CHNR held on the Distribution Record Date. After the completion of the Distribution, CHNR no longer holds any shares in Feishang Anthracite.

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

B.

Significant Changes

There have been no significant changes that have occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the annual high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each of the five preceding fiscal years. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

Fiscal Year ended:
December 31, 2014	$10.80	$1.89
December 31, 2013	$6.18	$3.15
December 31, 2012	$9.06	$3.61
December 31, 2011	$17.05	$6.80
December 31, 2010	$17.87	$8.27

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2013 and 2014. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

2013 Fiscal Year, quarter ended:
March 31, 2013	$6.18	$4.34
June 30, 2013	$5.04	$3.65
September 30, 2013	$5.21	$3.50
December 31, 2013	$5.00	$3.15

2014 Fiscal Year, quarter ended:
March 31, 2014	$10.80	$4.20
June 30, 2014	$4.30	$3.21
September 30, 2014	$4.55	$3.24
December 31, 2014	$3.65	$1.89

The following table sets forth the monthly high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this Annual Report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Month Ended:
March 31, 2015	$2.06	$1.55
February 28, 2015	$2.35	$1.86
January 31, 2015	$2.77	$1.85
December 31, 2014	$3.33	$1.89
November 30, 2014	$3.55	$3.07
October 31, 2014	$3.65	$3.05

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

The Memorandum of Association loosely resembles the Articles or Certificate of Incorporation of a Untied States corporation, and the Articles of Association loosely resembles the bylaws of a United States corporation. A brief description of our Memorandum of Association and Articles of Association follows, including a summary of material differences between the corporate laws of the United States and those of the British Virgin Islands. This description and summary does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our Memorandum of Association and Articles of Association have been filed as exhibits to this Annual Report and readers are urged to review these exhibits in their entirety for a complete understanding of the provisions of our charter documents.

Memorandum of Association

Corporate Powers

We have been registered in the British Virgin Islands since December 14, 1993, with company number 102930. Clause 46 of our Memorandum of Association states that the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object which is not prohibited by any laws in force in the British Virgin Islands.

Authorized Shares

We are authorized to issue a maximum of 210,000,000 shares of no par value, of which, 200 million shall be common shares and 10 million shall be preferred shares. The directors of the Company or our shareholders may increase or decrease the maximum number of authorized shares by amending the Memorandum of Association as provided by law.

Each common share is entitled to one vote on each matter submitted to a vote of shareholders. Common shares may be redeemed by the Company for fair value. Common shares shall be entitled to receive such dividends and distributions as may be authorized by the directors. Subject to the rights of holders of other classes of shares, the directors may declare and pay dividends on the common shares. Holders of common shares shall be entitled to share in the assets of the Company available for distribution upon liquidation. Preferred shares shall carry such designations, powers, preferences and rights, qualifications, limitations and restrictions as may be determined by the directors at the time of issuance.

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

Articles of Association

Issuance of Shares

The unissued shares of the Company shall be issued at the discretion of the directors, who may determine whether to issue shares, grant options over or otherwise dispose of them, at such times and for such consideration (which may not be less than par value (if any) of the shares) as the directors determine. Consideration may take any form acceptable to the directors, including money, promissory note, service rendered or services to be rendered; provided that in the case of consideration other than money, the directors must adopt a resolution stating (a) the amount to be credited for issuance of the shares, (b) a reasonable determination of the present cash value of the non-monetary consideration and (c) that, in their opinion, the present cash value of the non-monetary consideration is not less the amount to be credited for the share issuance.

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

With the prior or subsequent approval by a resolution of shareholders, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us. At the annual meeting of shareholders held in 2008, the shareholders adopted resolutions providing that (a) all emoluments to directors previously fixed by the Board of Directors are approved and ratified and (b) the Board of Directors is empowered and authorized to fix all future emoluments to directors, for their services in all capacities to the Company, without further approval or ratification by shareholders.

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

Indemnification

The Company shall indemnify every officer and director of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses incurred as a result of any act or failure to act in carrying out their functions, except those incurred by reason of their own fraud or wilful default. No indemnified person shall be liable to the Company for any loss or damage except due to the fraud or wilful default of the indemnified person. Fraud or wilful default may only be found to exist by a court of competent jurisdiction. The Company must advance reasonable attorneys fees and other expenses to an indemnified person provided that the indemnified person executes an agreement to reimburse the Company if a court of competent jurisdiction determines that indemnification was not available under the circumstances.

Dividends and Distribution

The directors may authorize the payment of dividends or other distributions to shareholders, if, the directors are satisfied, on a reasonable grounds that, immediately following the dividend or other distribution (a) the value of the Company’s assets exceeds its liabilities and (b) the Company is able to pay its debts as they become due. Distributions, including dividends, may be declared and paid in cash, or in specie, in shares or other assets.

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

Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association (unless such amendment varies the rights attached to shares) or an increase or decrease of the maximum number of shares that we are authorized to issue, which would require shareholder approval under the laws of most jurisdictions in the United States. In addition, the directors of a British Virgin Islands company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company’s business), if they determine it is in the best interests of the company. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices.

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

Under British Virgin Islands law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the company. However, under our Memorandum of Association, we are authorized to indemnify any director or officer who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being one of our directors or officers, provided such person acted honestly and in good faith and with a view to our best interests and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. Our Memorandum of Association also enable us to indemnify any director or officer who was successful in such a proceeding against expenses and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding.

Unlike most corporate laws in the United States, directors of a British Virgin Islands company may be companies. Moreover, any director may appoint an alternate to attend meetings and vote in the place and stead of the director appointing the alternate. It is unclear of the effect of such an appointment on the fiduciary obligations of the director making the appointment.

The foregoing discussion of British Virgin Islands law does not purport to present a complete description of the differences between British Virgin Islands law and the corporate laws of the several United States.

C.

Material Contracts

Other than contracts entered into the ordinary course of business, during the two preceding fiscal years the Company has entered into the following material contracts (which are included as exhibits to this Annual Report):

•

Sales and Purchase Master Contract dated January 1, 2013 by and between Wuhu Fuxin Iron Co., Ltd. and Wuhu Feishang.

•

Sales and Purchase Master Contract dated January 1, 2014 by and between Anhui Tianchen Renewable Resource Co., Ltd. and Wuhu Feishang.

D.

Exchange Controls

There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our shares. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our common shares. However, we operate through subsidiaries located in the PRC and the payment of dividends by PRC companies is subject to numerous restrictions imposed under PRC law, including restrictions on the conversion of local currency into United States dollars and other currencies and the expatriation of local currency out of the PRC.

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

British Virgin Islands Taxation

Under the Business Companies Act of the British Virgin Islands as currently in effect, companies incorporated or registered under the Business Companies Act are exempt from income and corporate tax. In addition, the British Virgin Islands currently does not levy capital gains tax on companies incorporated or registerd under the Business Companies Act.

A holder of our common shares who is not a resident of British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares. In addition, the common shares are not subject to transfer taxes, stamp duties or similar charges for so long as we do not hold an interest in real estate in the British Virgin Islands.

There are no estate, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or registered under the Business Companies Act.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands that re applicable to any payments made by or to a company incorporated or registered under the Business Companies Act of the British Virgin Islands.

F.

Dividends and Paying Agents

No disclosure is required in response to this Item.

G.

Statement by Experts

No disclosure is required in response to this Item.

H.

Documents on Display

The documents concerning the Company that are referred to in this Annual Report may be inspected at the Company’s principal executive offices at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. Certain documents described in response to Item 19 of this Annual Report are filed with this Annual Report and others are incorporated by reference to documents previously filed by the Company with the United States Securities and Exchange Commission. The documents that are filed herewith or incorporated by reference can be viewed on the SEC’s web site at www.sec.gov.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are not exposed to interest rate risk as we do not have any outstanding interest-bearing financial instruments.

Commodity price risk

The Company is exposed to fluctuation in the prices of iron and, historically, other metals. These commodity prices can fluctuate widely and are affected by factors beyond our control which affect our earnings and cash flows. We have not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Company’s sales revenue and gross profit:

	2014	Iron Price
	Actual	10%	-10%
	(CNY in millions, except percentage)
Total Sale	8.30	0.69	(0.69)
% Change		8.26	(8.26)

Gross Profit	1.74	0.69	(0.69)
% Change		39.41	(39.41)

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2014, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2014, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the COSO criteria). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2014, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2014 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid or expect to pay for audit and other services provided by Ernst & Young.

	Fiscal 2013	Fiscal 2014

Audit Fees	US$751,532	US$128,918
Audit-Related Fees	US$1,160,332	US$4,000
Tax Fees	—	—
All Other Fees	—	—

Total	US$1,911,864	US$132,918

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

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The amount in 2013 represented the auditors’ remuneration for the audit services provided to Feishang Anthracite during its listing by way of introduction on the Hong Kong Stock Exchange. The amount in 2014 represented the auditor’s remuneration for the services provided in review of the Company’s Form F-3.

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst & Young with respect to fiscal year 2014 were pre-approved by the Audit Committee.

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

ITEM 16G.

CORPORATE GOVERNANCE

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by the NASDAQ Stock Market that apply to listed companies. NASDAQ rules include various corporate governance requirements applicable to listed securities. While all NASDAQ-listed companies are subject to certain of these corporate governance requirements, foreign private issuers such as our company are exempt from other corporate governance requirements if the laws of their home jurisdiction do not otherwise require compliance. Since our home jurisdiction does not mandate compliance with some of these NASDAQ rules, we have opted out of compliance with them. A more detailed description of the NASDAQ requirements that we are not subject to is contained elsewhere in this Annual Report under Item 6.C – “Board Practices; NASDAQ Requirements.”

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

ITEM 18.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Reports of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2013 and 2014

b.

Consolidated statements of profit or loss for the years ended December 31, 2012, 2013 and 2014

c.

Consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014

d.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2013 and 2014

e.

Consolidated statements of cash flows for the years ended December 31, 2012, 2013 and 2014

f.

Notes to consolidated financial statements.

ITEM 19.

EXHIBITS

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Exhibit 99.1 to Form 6K filed January 29, 2014, and incorporated herein by reference).
1.2

Board of Directors Resolutions Designating Series B Preferred Stock and Establishing Rights, Preferences and Limitations (included as Exhibit 1.3 to Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and incorporated herein by reference).

4.1

Acquisition Agreement dated January 24, 2006 by and between China Natural Resources, Inc., Feishang Mining Holdings Limited and Feishang Group Limited (included as Exhibit 10.1 to the Current Report on Form 6-K furnished January 25, 2006, and incorporated herein by reference).

4.2

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Pineboom Investments Limited dated July 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. (included as Exhibit 10.1 to the Current Report on Form 6-K furnished July 15, 2008, and incorporated herein by reference).

4.3

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Newhold Investments Limited dated August 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. (included as Exhibit 10.1 to the Current Report on Form 6-K furnished August 13, 2008, and incorporated herein by reference).

4.4

Service Agreement dated as of October 1, 2008 by and between the Company and Li Feilie (included as Exhibit 99.2 to the Current Report on Form 6-K furnished November 10, 2008, and incorporated herein by reference).

4.5

Service Agreement dated as of October 1, 2008 by and between the Company and Tam Cheuk Ho (included as Exhibit 99.3 to the Current Report on Form 6-K furnished November 10, 2008, and incorporated herein by reference).

4.6

Service Agreement dated as of October 1, 2008 by and between the Company and Wong Wah On Edward (included as Exhibit 99.4 to the Current Report on Form 6-K furnished November 10, 2008, and incorporated herein by reference).

4.7

Letter Agreement dated January 12, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (included as Exhibit 10.2 to the Current Report on Form 6-K furnished January 20, 2009, and incorporated herein by reference).

Exhibit No.	Exhibit Description

4.8

Letter Agreement dated July 10, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (included as Exhibit 10.2 to the Current Report on Form 6-K furnished July 16, 2009, and incorporated herein by reference).

4.9

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Wealthy Year Limited dated April 30, 2010 by and between Feishang Group Limited and China Natural Resources, Inc. (included as Exhibit 4.1 to the Current Report on Form 6-K furnished May 11, 2010, and incorporated herein by reference).

4.10

Sales and Purchase Master Contract dated June 1, 2011 by and between Huludao Zinc Industry Co., Ltd. and Wuhu Feishang Mining Development Co., Ltd (included as Exhibit 4.24 to the Annual Report on Form 20-F filed June 30, 2011, and incorporated herein by reference).

4.11

Service Agreement dated as of January 22, 2014 by and between the Company and Woo Ming Yee (included as Exhibit 99.3 to the Current Report on Form 6-K furnished January 29, 2014, and incorporated herein by reference).

4.12

Service Agreement dated as of January 22, 2014 by and between the Company and Ma Sin Ling (included as Exhibit 99.2 to the Current Report on Form 6-K furnished January 29, 2014, and incorporated herein by reference).

4.13

Sales and Purchase Master Contract dated January 1, 2013 by and between Wuhu Fuxin Iron Co., Ltd. and Wuhu Feishang Mining Development Co., Ltd (included as Exhibit 4.20 to the Annual Report on Form 20-F furnished April 29, 2014, and incorporated herein by reference).

4.14	Sales and Purchase Master Contract dated January 1, 2014 by and between Anhui Tianchen Renewable Resource Co., Ltd. and Wuhu Feishang Mining Development Co., Ltd. (filed herewith).
4.15	2014 Equity Compensation Plan (included as Annex A of Exhibit 99.1 to the Current Report on Form 6-K furnished August 13, 2014, and incorporated herein by reference).
4.16

Service Agreement dated as of April 2, 2015 by and between the Company and Tam Cheuk Ho (included as Exhibit 99.1 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).

4.17

Service Agreement dated as of April 2, 2015 by and between the Company and Wong Wah On Edward (included as Exhibit 99.2 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).

4.18

Service Agreement dated as of April 2, 2015 by and between the Company and Yue Ming Wai Bonaventure (included as Exhibit 99.3 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).

6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2014 (contained in Financial Statements filed herewith).
7	Computation of Ratios for Fiscal Years ended December 31, 2012, 2013 and 2014 (filed herewith).
8	Subsidiaries of the Registrant (filed herewith).
11	Code of Ethics (included as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Ernst & Young to incorporation of audit report dated April 27, 2015 into registration statement on Form F-3 (SEC File No. 333-197278) (filed herewith)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: April 27, 2015	By:	/s/ LI FEILIE
Li Feilie, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2013 and 2014

b.

Consolidated statements of profit or loss for the years ended December 31, 2012, 2013 and 2014

c.

Consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014

d.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2013 and 2014

e.

Consolidated statements of cash flows for the years ended December 31, 2012, 2013 and 2014

f.

Notes to consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Pages

Report of independent registered public accounting firm	F-2

Consolidated statements of financial position	F-3 – F-4

Consolidated statements of profit or loss	F-5 – F-6

Consolidated statements of comprehensive income	F-7

Consolidated statements of changes in equity	F-8

Consolidated statements of cash flows	F-9 – F-10

Notes to consolidated financial statements	F-11 – F-57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Certified Public Accountants

Hong Kong

April 27, 2015

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2013 AND 2014

(Amounts in thousands)

		December 31,
		2013	2014	2014
	Notes	CNY	CNY	US$
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	4	21,488	13,632	2,197
Rehabilitation fund	5	3,248	3,850	620
Prepayments	8	1,081	30	5
Deferred tax assets	18	1,536	—	—

TOTAL NON-CURRENT ASSETS		27,353	17,512	2,822

CURRENT ASSETS
Inventories	6	4,727	13,511	2,177
Trade and bills receivables	7	5,500	—	—
Prepayments	8	—	136	22
Other receivables		74	614	99
Term deposits with an original maturity over three months		3,758	—	—
Cash and cash equivalents		76,591	48,263	7,777
		90,650	62,524	10,075
Assets classified as held for distribution	3	2,906,561	—	—

TOTAL CURRENT ASSETS		2,997,211	62,524	10,075

TOTAL ASSETS		3,024,564	80,036	12,897

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

DECEMBER 31, 2013 AND 2014

(Amounts in thousands)

		December 31,
		2013	2014	2014
	Notes	CNY	CNY	US$
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	9	944	1,462	236
Other payables and accrued liabilities	10	19,837	16,151	2,603
Due to a related company	20	6,453	—	—
Taxes payable		20,725	20,214	3,257
		47,959	37,827	6,096
Liabilities directly associated with the assets classified as held for distribution	3	2,520,185	—	—

TOTAL CURRENT LIABILITIES		2,568,144	37,827	6,096

NON-CURRENT LIABILITIES
Due to the Shareholder	20	197,062	15,374	2,477
Asset retirement obligations	11	3,840	4,221	680

TOTAL NON-CURRENT LIABILITIES		200,902	19,595	3,157

TOTAL LIABILITIES		2,769,046	57,422	9,253

EQUITY
Issued capital	21	312,081	312,081	50,291
Other capital reserves	21	577,892	636,960	102,644
Reserves		53,059	58,171	9,374
Accumulated losses		(781,671)	(980,085)	(157,938)
Other comprehensive income / (loss)		634	(4,513)	(727)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		161,995	22,614	3,644
NON-CONTROLLING INTERESTS		93,523	—	—
TOTAL EQUITY		255,518	22,614	3,644

TOTAL LIABILITIES AND EQUITY		3,024,564	80,036	12,897

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2012	2013	2014	2014
	Notes	CNY	CNY	CNY	US$

CONTINUING OPERATIONS
REVENUES	12	14,728	41,360	8,303	1,338
COST OF SALES	13	(9,036)	(25,101)	(6,563)	(1,058)
GROSS PROFIT		5,692	16,259	1,740	280
SELLING AND DISTRIBUTION EXPENSES		(193)	(124)	(80)	(13)
ADMINISTRATIVE EXPENSES		(19,425)	(17,906)	(12,226)	(1,969)
IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT		(393)	—	(8,065)	(1,300)
WRITE-DOWN OF INVENTORIES TO NET REALIZABLE VALUE		—	—	(9,299)	(1,499)
OTHER OPERATING (EXPENSES) / INCOME, NET		(2,064)	(1,104)	554	89

OPERATING LOSS		(16,383)	(2,875)	(27,376)	(4,412)

FINANCE COSTS	14	(325)	(360)	(392)	(63)
FOREIGN EXCHANGE DIFFERENCE, NET		—	2,445	—	—
INTEREST INCOME	16	1,574	1,814	1,602	258
NON-OPERATING EXPENSES, NET	15	(222)	(167)	(218)	(35)

(LOSS) / PROFIT BEFORE INCOME TAX FROM CONTINUING OPERATIONS	16	(15,356)	857	(26,384)	(4,252)

INCOME TAX BENEFIT / (EXPENSE)	18	965	(2,142)	(6,839)	(1,102)

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS		(14,391)	(1,285)	(33,223)	(5,354)

DISCONTINUED OPERATIONS
Loss for the year from discontinued operations, net of tax	3	(67,056)	(334,537)	(10,708)	(1,726)

LOSS FOR THE YEAR		(81,447)	(335,822)	(43,931)	(7,080)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations		(14,391)	(1,285)	(33,223)	(5,354)
From discontinued operations		(75,312)	(334,119)	(9,925)	(1,600)
Non-controlling interests		8,256	(418)	(783)	(126)
		(81,447)	(335,822)	(43,931)	(7,080)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2012	2013	2014	2014
	Notes	CNY	CNY	CNY	US$

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from continuing operations	19	(0.58)	(0.05)	(1.33)	(0.21)
- For loss from discontinued operations	19	(3.02)	(13.41)	(0.40)	(0.06)
- Net loss per share		(3.60)	(13.46)	(1.73)	(0.27)

Diluted
- For loss from continuing operations	19	(0.58)	(0.05)	(1.33)	(0.21)
- For loss from discontinued operations	19	(3.02)	(13.41)	(0.40)	(0.06)
- Net loss per share		(3.60)	(13.46)	(1.73)	(0.27)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands)

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
LOSS FOR THE YEAR	(81,447)	(335,822)	(43,931)	(7,080)

Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	2,429	3,445	(3,388)	(545)

Total other comprehensive income / (loss) for the year, net of tax	2,429	3,445	(3,388)	(545)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX	(79,018)	(332,377)	(47,319)	(7,625)

Attributable to:
Owners of the Company
From continuing operations	(12,044)	1,253	(36,626)	(5,902)
From discontinued operations	(75,230)	(333,212)	(9,910)	(1,597)
Non-controlling interests	8,256	(418)	(783)	(126)
	(79,018)	(332,377)	(47,319)	(7,625)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands)

	Attributable to owners of the Company
	Issued capital (Note 21)	Other capital reserves	Reserves	Accumulated losses	Other Compre-hensive (loss) / income	Total	Non-controlling interests	Total
	CNY	CNY	CNY	CNY	CNY	CNY	CNY	CNY
At January 1, 2012	312,081	536,872	19,209	(322,714)	(5,240)	540,208	85,685	625,893
Loss for the year	—	—	—	(89,703)	—	(89,703)	8,256	(81,447)
Foreign currency translation adjustments	—	—	—	—	2,429	2,429	—	2,429
Total comprehensive (loss) / income	—	—	—	(89,703)	2,429	(87,274)	8,256	(79,018)
Appropriation of geneal reserve (Note 21)	—	—	12,710	(12,710)	—	—	—	—
Appropriation of enterprise expansion fund (Note 21)	—	—	12,710	(12,710)	—	—	—	—
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	5,164	(5,164)	—	—	—	—
At December 31, 2012	312,081	536,872	49,793	(443,001)	(2,811)	452,934	93,941	546,875
Loss for the year	—	—	—	(335,404)	—	(335,404)	(418)	(335,822)
Foreign currency translation adjustments	—	—	—	—	3,445	3,445	—	3,445
Total comprehensive (loss) / income	—	—	—	(335,404)	3,445	(331,959)	(418)	(332,377)
Deemed contribution from the Shareholder of the Company (Note 21(b))	—	41,020	—	—	—	41,020	—	41,020
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	3,266	(3,266)	—	—	—	—
At December 31, 2013	312,081	577,892	53,059	(781,671)	634	161,995	93,523	255,518
Loss for the year	—	—	—	(43,148)	—	(43,148)	(783)	(43,931)
Foreign currency translation adjustments	—	—	—	—	(3,388)	(3,388)	—	(3,388)
Total loss	—	—	—	(43,148)	(3,388)	(46,536)	(783)	(47,319)
Deemed contribution from the Shareholder of the Company (Note 21(b))	—	59,068	—	—	—	59,068	—	59,068
Spin-off of Feishang Anthracite (Note 3)	—	—	(7,244)	(142,910)	(1,759)	(151,913)	(92,740)	(244,653)
Appropriation of geneal reserve (Note 21)	—	—	3,925	(3,925)	—	—	—	—
Appropriation of enterprise expansion fund (Note 21)	—	—	3,925	(3,925)	—	—	—	—
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	4,506	(4,506)	—	—	—	—
At December 31, 2014	312,081	636,960	58,171	(980,085)	(4,513)	22,614	—	22,614
At December 31, 2014 (US$)	50,291	102,644	9,374	(157,938)	(727)	3,644	—	3,644

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands)

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
OPERATING ACTIVITIES
Loss for the year
From continuing operations	(14,391)	(1,285)	(33,223)	(5,354)
From discontinued operations	(67,056)	(334,537)	(10,708)	(1,726)

Adjustments for:
Depreciation and amortization	19,056	27,502	9,115	1,469
Provision for impairment of property, plant and equipment	393	184,417	8,065	1,300
Provision for impairment of receivables	3	140	—	—
Provision for loss on disposal of property, plant and equipment	194	—	35	6
Write-down of inventories to net realizable value	—	—	9,299	1,499
Accretion expenses	952	1,070	447	72
Deferred income tax expense / (benefit)	(27,130)	(55,134)	2,098	338
Changes in working capital:
Rehabilitation fund	(7,033)	(7,546)	3,368	543
Trade and bills receivables	(18,070)	(24,424)	17,889	2,883
Inventories	(6,616)	(687)	(20,564)	(3,314)
Prepayments	2,613	94	(136)	(22)
Other receivables	(10,620)	(22)	(2,683)	(432)
Trade payables	21,996	2,005	(13,683)	(2,205)
Other payables and accrued liabilities	24,553	45,036	(27,755)	(4,473)
Interest payable	(43)	3,763	2,526	407
Taxes payable	220	10,053	(4,304)	(694)

Net cash flows used in operating activities	(80,979)	(149,555)	(60,214)	(9,703)

INVESTING ACTIVITIES
Prepayment for purchase of a land use right	(12,508)	(12,243)	—	—
Purchases of property, plant and equipment	(350,122)	(288,350)	(54,239)	(8,739)
Net proceeds from disposal of property, plant and equipment	896	—	38	5
Advances to a related party	—	—	(159,553)	(25,712)
Repayments from related companies	—	—	170,243	27,434
Increase in pledged deposit	—	(16,000)	—	—
Net cash proceeds / (paid) for term deposits with an original maturity over three months	(3,650)	19,892	3,758	606

Net cash flows used in investing activities	(365,384)	(296,701)	(39,753)	(6,406)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands)

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
FINANCING ACTIVITIES
Proceeds from interest-bearing loans	501,258	1,379,600	90,000	14,503
Net cash paid for the distribution of CHNR's 100% equity interest of Feishang Anthracite	—	—	(96,811)	(15,601)
Repayments of interest-bearing loans	(228,100)	(489,350)	(55,000)	(8,863)
Decrease / (Increase) in restricted bank deposit	13,918	(1,782)	(1,278)	(206)
Repayments to a related company	(212,521)	(700,445)	(12,695)	(2,046)
Advances from a related company	446,198	274,174	—	—

Net cash flows from / (used in) financing activities	520,753	462,197	(75,784)	(12,213)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	74,390	15,941	(175,751)	(28,322)

NET FOREIGN EXCHANGE DIFFERENCE	(33)	(3,411)	540	87

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	136,587	210,944	223,474	36,012

CASH AND CASH EQUIVALENTS AT END OF YEAR	210,944	223,474	48,263	7,777

Supplementary disclosures of cash flow information:

Cash receipt of government grants	1,000	350	79	13
Cash paid for income taxes	10,405	9,017	5,737	925
Cash receipt of interest	2,622	2,916	1,688	272

Major non-cash transactions
Deemed contribution from the Shareholder of the Company (Note 21(b))	—	41,020	59,068	9,519
Net off of balances between a related party and the Shareholder	—	—	120,310	19,388
	—	41,020	179,378	28,907

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

Cash and bank balances	49,960	76,591	48,263	7,777
Cash and short term deposits attributable to discontinued operations	160,984	146,883	—	—
Cash and cash equivalents as stated in the statement of cash flows	210,944	223,474	48,263	7,777

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company does not conduct any substantive operations on its own and conducts its primary business operations through its subsidiaries (collectively the “Group”). A list of the Company's subsidiaries is included in Note 20.

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

The consolidated financial statements of the Group for the year ended December 31, 2014 were authorized for issuance in accordance with a resolution of the directors on April 27, 2015.

As at December 31, 2013 and 2014, the Company and its subsidiaries had net current assets of CNY429,067 and CNY24,697 (US$3,979), respectively, and total assets less current liabilities of CNY456,420 and CNY42,209 (US$6,801), respectively.

On January 22, 2014, CHNR completed the spin-off of the coal business held by Feishang Anthracite Resources Limited (“Feishang Anthracite”, formerly known as “Wealthy Year Limited”) by distribution of CHNR’s 100% equity interest in Feishang Anthracite, pro rata to all its shareholders (the “Distribution” or “Spin-off”), and completed the listing of the shares of Feishang Anthracite by introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (Note 3).

2.1

BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

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

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described in the accounting policy for subsidiaries below. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

2.1

BASIS OF PREPARATION (CONTINUED)

If the Group loses control over a subsidiary, it derecognizes (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognizes (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognized in other comprehensive income is reclassified to profit or loss or retained earnings, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised standards and new interpretation for the first time for the current year's financial statements.

IFRS 10, IFRS 12 and IAS 27 Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 – Investment Entities
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities
IAS 36 Amendments	Amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 Amendments	Amendments to IAS 39 Financial Instruments: Novation of Derivatives and Continuation of Hedge Accounting
IFRIC 21	Levies
Amendment to IFRS 2 included in Annual Improvements 2010-2012 Cycle	Definition of Vesting Condition[1]
Amendment to IFRS 3 included in Annual Improvements 2010-2012 Cycle	Accounting for Contingent Consideration in a Business Combination[1]
Amendment to IFRS 13 included in Annual Improvements 2010-2012 Cycle	Short-term Receivables and Payables
Amendment to IFRS 1 included in Annual Improvements 2011-2013 Cycle	Meaning of Effective IFRSs

———————

1

Effective from July 1, 2014

Other than explained below, the adoption of the above revised standards and interpretation has had no significant financial effect on these financial statements.

(a)

Amendments to IFRS 10 include a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. Investment entities are required to account for subsidiaries at fair value through profit or loss rather than consolidate them. Consequential amendments were made to IFRS 12 and IAS 27. The amendments to IFRS 12 also set out the disclosure requirements for investment entities. The amendments have had no impact on the Group as the Company does not qualify as an investment entity as defined in IFRS 10.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

(b)

The IAS 32 Amendments clarify the meaning of “currently has a legally enforceable right to set off” for offsetting financial assets and financial liabilities. The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments have had no impact on the Group as the Group does not have any offsetting arrangement.

(c)

The IAS 39 Amendments provide an exception to the requirement of discontinuing hedge accounting in situations where over-the-counter derivatives designated in hedging relationships are directly or indirectly, novated to a central counterparty as a consequence of laws or regulations, or the introduction of laws or regulations. For continuance of hedge accounting under this exception, all of the following criteria must be met: (i) the novations must arise as a consequence of laws or regulations, or the introduction of laws or regulations; (ii) the parties to the hedging instrument agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties; and (iii) the novations do not result in changes to the terms of the original derivative other than changes directly attributable to the change in counterparty to achieve clearing. The amendments have had no impact on the Group as the Group has not novated any derivatives during the current and prior years.

(d)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognized before the specified minimum threshold is reached. The interpretation has had no impact on the Group as the Group applied, in prior years, the recognition principles under IAS 37 Provisions, Contingent Liabilities and Contingent Assets which for the levies incurred by the Group are consistent with the requirements of IFRIC 21.

(e)

The IFRS 2 Amendment clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including (i) a performance condition must contain a service condition; (ii) a performance target must be met while the counterparty is rendering service; (iii) a performance target may relate to the operations or activities of an entity, or to those of another entity in the same group; (iv) a performance condition may be a market or non-market condition; and (v) if the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied. The amendment has had no impact on the Group.

(f)

The IFRS 3 Amendment clarifies that contingent consideration arrangements arising from a business combination that are not classified as equity should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 or IAS 39. The amendment has had no impact on the Group.

(g)

The IFRS 13 Amendment clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. The amendment has had no impact on the Group.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the current year's financial statements:

IFRS 9	Financial Instruments[4]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[2]
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[2]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[2]
IFRS 14	Regulatory Deferral Accounts[5]
IFRS 15	Revenue from Contracts with Customers[3]
Amendments to IAS 1	Disclosure Initiative[2]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization[2]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[2]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[1]
Amendments to IAS 27	Equity Method in Separate Financial Statements[2]
Annual Improvements 2010-2012 Cycle	Amendments to a number of IFRSs [1]
Annual Improvements 2011-2013 Cycle	Amendments to a number of IFRSs [1]
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs [2]
———————

1

Effective for annual periods beginning on or after July 1, 2014

2

Effective for annual periods beginning on or after January 1, 2016

3

Effective for annual periods beginning on or after January 1, 2017

4

Effective for annual periods beginning on or after January 1, 2018

5

Effective for an entity that first adopts IFRSs for its annual financial statements beginning on or after January 1, 2016 and therefore is not applicable to the Group

Further information about those changes that are expected to significantly affect the Group is as follows:

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from January 1, 2018. The Group expects that the adoption of IFRS 9 will have an impact on the classification and measurement of the Group’s financial assets. Further information about the impact will be available nearer the implementation date of the standard.

The amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The Group expects to adopt the amendments from January 1, 2016.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

The amendments to IFRS 11 require that an acquirer of an interest in a joint operation in which the activity of the joint operation constitutes a business must apply the relevant principles for business combinations in IFRS 3. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2016.

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. The Group expects to adopt IFRS 15 on January 1, 2017 and is currently assessing the impact of IFRS 15 upon adoption.

Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements in five areas, including materiality, disaggregation and subtotals, notes structure, disclosure of accounting policies and presentation of items of other comprehensive income arising from equity accounted investments.  The amendments further encourage entities to apply professional judgement in determining what information to disclose and how to structure the disclosure in the financial statements.

Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are to be applied prospectively. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2016 as the Group has not used a revenue-based method for the calculation of depreciation of its non-current assets.

The Annual Improvements to IFRSs 2010-2012 Cycle issued in December 2013 sets out amendments to a number of IFRSs. Except for those described in note 2.2, the Group expects to adopt the amendments from January 1, 2015. None of the amendments are expected to have a significant financial impact on the Group. Details of the amendment most applicable to the Group in respect of the disclosures are as follows:

IFRS 8 Operating Segments: Clarifies that an entity must disclose the judgements made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that a reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Subsidiaries

A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company.  Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•

Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

•

Exposure, or rights, to variable returns from its involvement with the investee

•

The ability to use its power over the investee to affect its returns

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

The results of subsidiaries are included in the Company's statement of profit or loss to the extent of dividends received and receivable.  The Company's investments in subsidiaries that are not classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are stated at cost less any impairment losses.

(b)

Business combinations

The acquisition of subsidiaries and businesses under common control, where applicable, has been accounted for using merger accounting. The financial statements of the combining entities or businesses under common control are prepared for the same reporting period as the Company, using consistent accounting policies.

The merger method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling shareholder. The net assets of the combining entities or businesses are combined using the existing book values from the controlling shareholder's perspective. No amount  is  recognized  in respect of goodwill or the excess of the acquirers' interest in the net fair value of acquirees' identifiable assets,  liabilities and  contingent liabilities  over the  cost of  investment at  the time  of common control combination.

The consolidated statement of profit or loss includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control or since their respective dates of incorporation/establishment, where this is a shorter period, regardless of the date of the common control combination. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated on consolidation.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 is measured at fair value with changes in fair value either recognized in profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognized in the statement of profit or loss as a gain on bargain purchase.

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

(d)

Property, plant and equipment

Property, plant and equipment comprise buildings, mining structures, mining rights, machinery and equipment, motor vehicles, exploration rights and construction in progress.

Exploration rights are capitalized and amortized over the term of the licence granted to the Company by the authorities.

When proved and probable coal reserves have been determined, costs incurred to develop coal mines are capitalized as part of the cost of the mining structures.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortization and any impairment losses. The costs of mining rights are initially capitalized when purchased. If proved and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalized and are amortized upon production based on actual units of production over the estimated proved and probable reserves of the mines. For mining rights in which proved and probable reserves have not yet been established, the Group assesses the carrying value for impairment at the end of each reporting period. The Group's rights to extract minerals are contractually limited by time. However, the Group believes that it will be able to extend its licences.

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

(e)

Fair value measurement

Fair value is the price that would be received to dispose of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to dispose of the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. The calculation of fair value less costs of disposal is based on available data from binding sales transactions in arm's length transactions of similar assets or observable market prices less incremental costs for disposing of the asset or other appropriate valuation techniques. The value in use calculation is based on a discounted cash flow model, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those categories consistent with the function of the impaired asset.

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

(h)

Financial assets

As of December 31, 2013 and 2014, the Group's financial assets within the scope of IAS 39 are all classified as loans and receivables. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Financial assets (continued)

Subsequent measurement of loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables are included in “trade and bills receivables”, “prepayments”, “other receivables”, “term deposits with an original maturity over three months”, “cash and cash equivalents”, “rehabilitation fund” and “due from a related company” in the consolidated statements of financial position. These assets are subsequently carried at amortized cost using the effective interest rate method (“EIR”) less any provision for impairment. Gains and losses are recognized in interest income or finance costs in the consolidated statement of profit or loss when the loans and receivables are derecognized as well as through the amortization process.

Fair value of loans and receivables

As of December 31, 2013 and 2014, the carrying amounts of rehabilitation fund are not materially different from their fair values. The carrying values of other financial assets approximated to their fair values due to the short-term maturities of these instruments.

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

The amount of any impairment loss identified is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the statement of profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of profit or loss, to the extent that the carrying value of the asset does not exceed amortized cost at the reversal date.

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Financial assets (continued)

Derecognition of loans and receivables

For financial assets classified as loans and receivables, the financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group's consolidated statement of financial position) when:

i)

the rights to receive cash flows from the asset have expired; or

ii)

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full wihout material delay to a third party under a “pass-through” arrangement; and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(i)

Financial liabilities at amortized cost

Financial liabilities including trade payables, amounts due to a related company and the Shareholder, and other payables and certain accrued liabilities, are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortized cost, using the effective interest rate. The related interest expense is recognized within “finance costs” in the consolidated statement of profit or loss.

Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss.

Fair value

As of December 31, 2013 and 2014, the carrying values of these financial liabilities other than an amount due to the Shareholder approximated to their fair values due to the short-term maturities of these instruments. The carrying value of an amount due to the Shareholder approximated to its fair value.

The Group had no financial liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2013 and 2014.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)

Financial liabilities at amortized cost (continued)

Derecognition of financial liabilities (continued)

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position, if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(j)

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognized initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount initially recognized less, when appropriate, cumulative amortization.

(k)

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the weighted-average method. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Major types of inventories include:

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

(m)

Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in Note 17.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)

Employee benefits (continued)

Housing funds

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

(n)

Asset retirement obligations

The Group's legal or constructive obligations associated with the retirement of non-financial assets are recognized at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalized asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in finance costs in the consolidated statement of profit or loss. Any difference between the recorded obligation and the actual costs of reclamation is recorded in the consolidated statement of profit or loss in the period the obligation is settled.

(o)

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

(p)

Revenue recognition

The Group sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognized when the significant risks and rewards of ownership have been passed to the customer, provided that the Group does not maintain neither managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of the product by the customer.

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable in the consolidated statement of financial position. VAT on sales from continuing operations amounted to CNY2,504, CNY7,031 and CNY1,412 (US$228) for the years ended December 31, 2012, 2013 and 2014, respectively. The Group recognizes revenues net of VAT.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period that the costs, which it is intended to compensate, are expensed.

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

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, taking into consideration interpretations and practices prevailing in the countries where the Group operates and generates taxable income.

Income tax relating to items recognized outside the consolidated statements of profit or loss is recognized outside the consolidated statement of profit or loss, either as other comprehensive income or loss or directly in equity.

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

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefit expense. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest for the Group.

(t)

Foreign currencies

The functional currency of substantially all the operations of the Group is the CNY, the national currency of the PRC. Transactions denominated in currencies other than the CNY recorded by the entities of the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into CNY at the functional currency rates of exchange prevailing at the end of the reporting period. The resulting exchange gains or losses are credited or charged to the consolidated statement of profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

The financial statements of certain overseas subsidiary operations with a functional currency other than the CNY have been translated into CNY. The assets and liabilities of these entities have been translated using the exchange rates prevailing at the reporting date and their statements of profit or loss have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of other comprehensive income.

On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the consolidated statement of profit or loss.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)

Convenience translation

The financial statements are stated in CNY. The translation of amounts from CNY into US$ is included solely for the convenience of the readers and has been made at the rate of exchange quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2014 of US$1.00 = CNY6.2055. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2014 or at any other date.

(v)

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated statement of profit or loss.

(w)

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the lower of its fair value of the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalized finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the consolidated statement of profit or loss so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable under operating leases net of any incentives received from the lessor are charged to the consolidated statement of profit or loss on the straight-line basis over the lease terms.

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

Non-current assets and disposal groups (other than financial assets) classified as held for distribution are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment classified as held for distribution are not depreciated or amortized.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements.

(i)

Commercial production start date

The Group assesses the stage of each coal mine under construction to determine when a coal mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each coal mine construction project. The Group considers various relevant criteria to assess when the coal mine is substantially complete, ready for its intended use and is reclassified from “Construction in progress” to respective categories including “Mining structures”, “Buildings” and “Machinery and equipment”. Criteria will include, but are not limited to, the following:

•

The level of capital expenditure compared to the construction cost estimates

•

Completion of a reasonable period of testing of the mine and equipment

•

Ability to produce coal in saleable form (within specifications)

•

Ability to sustain ongoing production of coal

When a mine construction project moves into the production stage, the capitalization of certain coal mine construction costs ceases, and further extraction costs incurred are either regarded as inventories or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development. The commercial production start date is also the date when depreciation and/or amortization of the mining structure assets commences.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The Group has based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(i)

Impairment of property, plant and equipment

Long-lived assets to be held and used, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group's results of operations or financial position.

Other than those disclosed in note 16, there were no impairments recognized for the year.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

(iii)

Useful lives of non-mining related property, plant and equipment

The Group's management determines the estimated useful lives and related depreciation charges for its non-mining related property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of non-mining related property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation and competitor action in response to severe industry cycles. Management will increase the depreciation charges where useful lives are less than previously estimated lives, or it will writeoff or writedown technically obsolete or non-strategic assets that have been abandoned or sold.

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

Because the economic assumptions used to estimate reserves changes from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group's financial results and financial position in a number of ways, including the following:

•

Assets’ carrying values may be affected due to change in estimated future cash flows.

•

Depreciation and amortization charged in the statement of profit or loss may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

3.

DISCONTINUED OPERATIONS

On December 31, 2013, the Company announced that its board of directors had approved the spin-off (the "Spin-Off") and listing by way of introduction on the Hong Kong Stock Exchange of its wholly-owned subsidiary, Feishang Anthracite, which operated the Company's coal mining and related businesses. The Spin-Off was effected by way of a distribution in specie by the Company of all of Feishang Anthracite's issued and outstanding ordinary shares at par value of HK$0.01 per share ("Ordinary Shares"), to the holders of the Company's common shares ("Common Shares") on a pro rata basis. On January 22, 2014, the Company completed the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of Feishang Anthracite. After the Spin-Off, the Company will not operate any coal mining business and will continue operating its non-ferrous metals mining and related businesses.

The results of Feishang Anthracite for the years/period are presented below:

	2012	2013	For the period from January 1, 2014 to January 22, 2014
	CNY	CNY	CNY
Revenue	141,939	178,501	21,157
Cost of sales	(95,889)	(108,242)	(10,399)
Gross profit	46,050	70,259	10,758
Selling and distribution expenses	(3,694)	(6,110)	(506)
Administrative expense	(77,334)	(142,064)	(8,633)
Impairment loss on property, plant and equipment	—	(184,417)	—
Other operating expenses	(1,624)	(6,003)	—

OPERATING (LOSS) / INCOME	(36,602)	(268,335)	1,619

Finance costs	(44,533)	(115,253)	(11,571)
Interest income	1,048	1,102	86
Non-operating (expense) / income, net	(2,179)	132	(100)

LOSS BEFORE INCOME TAX	(82,266)	(382,354)	(9,966)

Income tax benefit / (expense)	15,210	47,817	(742)

LOSS FOR THE YEAR / PERIOD FROM THE DISCONTINUED OPERATIONS	(67,056)	(334,537)	(10,708)

Attributable to:
Owners of the company	(75,312)	(334,119)	(9,925)
Non-controlling interests	8,256	(418)	(783)
	(67,056)	(334,537)	(10,708)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

The major classes of assets and liabilities of Feishang Anthracite as at December 31, 2013 and January 22, 2014 are as follows:

	December 31,	January 22,
	2013	2014
	CNY	CNY
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	2,461,963	2,460,311
Rehabilitation fund	37,350	33,380
Prepayments, deposits and other receivables	100,658	112,422
Deferred tax assets	9,830	41,516
	2,609,801	2,647,629
CURRENT ASSETS
Inventories	14,363	16,844
Trade and bills receivables	68,059	55,670
Corporate income tax refundable	12,007	12,417
Prepayments, deposits and other receivables	30,584	41,308
Pledged and restricted bank deposits	24,864	26,142
Cash and cash equivalents	146,883	96,811
	296,760	249,192
Total assets classified as held for distribution	2,906,561	2,896,821

LIABILITIES
CURRENT LIABILITIES
Trade payables	143,246	104,957
Other payables and accrued liabilities	117,315	80,472
Interest-bearing bank and other borrowings	1,018,550	1,018,550
Interest payable	15,102	24,283
Income tax payable	879	10,610
Mining rights payables	38,876	28,169
	1,333,968	1,267,041
NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	889,504	924,799
Interest payable	16,729	17,028
Deferred tax liabilities	216,320	248,569
Mining rights payables	55,442	55,442
Asset retirement obligations	8,222	8,289
TOTAL NON-CURRENT LIABILITIES	1,186,217	1,254,127
Total liabilities directly associated with the assets classified as held for distribution	2,520,185	2,521,168

NET ASSETS	386,376	375,653

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

The net cash flows incurred by Feishang Anthracite are as follows:

	2012	2013	For the period from January 1, 2014 to January 22, 2014
	CNY	CNY	CNY
Operating activities	(70,648)	(150,099)	(29,603)
Investing activities	(385,152)	(293,389)	(54,472)
Financing activities	542,810	428,996	34,018
Net increase / (decrease) in cash and cash equivalents	87,010	(14,492)	(50,057)

Loss per share (CNY per share):
Basic, from the discontinued operations	(3.02)	(13.41)	(0.40)
Diluted, from the discontinued operations	(3.02)	(13.41)	(0.40)

The calculations of basic and diluted earnings per share from discontinued operations are based on:

	2012	2013	For the period from January 1, 2014 to January 22, 2014
	CNY	CNY	CNY
Loss for the year attributable to owners of the Company from discontinued operations	(75,312)	(334,119)	(9,925)
Weighted average number of ordinary shares in issue during the year / period used in the basic earnings per share calculation (note 19)	24,910,916	24,910,916	24,910,916
Weighted average number of ordinary shares used in the diluted earnings per share calculation (note 19)	24,910,916	24,910,916	24,910,916

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

4.

PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Construction in progress	Total
	CNY	CNY	CNY	CNY	CNY	CNY
Cost
At January 1, 2013	54,887	1,712,400	94,681	16,700	543,597	2,422,265
Additions	1,837	9,638	24,347	5,948	303,687	345,457
Transfer	41,432	141,231	23,881	—	(206,544)	—
Exchange adjustment	—	—	(23)	—	—	(23)
Reclassified to non-current assets held for distribution	(74,426)	(1,837,804)	(136,621)	(20,059)	(640,740)	(2,709,650)
At December 31, 2013	23,730	25,465	6,265	2,589	—	58,049

Additions	92	901	190	—	2,113	3,296
Transfer	930	545	638	—	(2,113)	—
Disposals	(10)	(161)	(331)	—	—	(502)
Exchange adjustment	18	—	—	—	—	18
Reclassification	(1,820)	966	878	(24)	—	—
At December 31, 2014	22,940	27,716	7,640	2,565	—	60,861

Accumulated depreciation and amortization and impairment losses

At January 1, 2013	(11,408)	(42,601)	(13,661)	(4,681)	—	(72,351)
Depreciation charge	(2,818)	(15,500)	(7,542)	(1,642)	—	(27,502)
Impairment losses	—	(184,417)	—	—	—	(184,417)
Exchange adjustment	—	—	22	—	—	22
Reclassified to non-current assets held for distribution	3,582	223,953	15,777	4,375	—	247,687
At December 31, 2013	(10,644)	(18,565)	(5,404)	(1,948)	—	(36,561)
Depreciation charge	(1,212)	(1,196)	(407)	(199)	—	(3,014)
Impairment losses (Note 16)	—	(8,065)	—	—	—	(8,065)
Disposals	5	110	314	—	—	429
Exchange adjustment	(18)	—	—	—	—	(18)
At December 31, 2014	(11,869)	(27,716)	(5,497)	(2,147)	—	(47,229)

Net carrying amount
At December 31, 2013	13,086	6,900	861	641	—	21,488
At December 31, 2014	11,071	—	2,143	418	—	13,632
At December 31, 2014 (US$)	1,784	—	346	67	—	2,197

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

4.

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

As of December 31, 2013 and 2014, accumulated depreciation and amortization included accumulated amortization of mining rights of CNY9,904 and CNY10,130 (US$1,632), respectively.

As of December 31, 2014, certain buildings with a carrying amount of CNY11,071 (US$1,784) were without title certificates, the Group is in the process of applying for the title certificates for these buildings.

Exploration costs totaling CNY106 and nil are incurred during the years ended December 31, 2013 and 2014, respectively, of which nil and nil have been capitalized in the exploration rights and construction in progress in property, plant and equipment and CNY106 and nil have been included in other operating expenses in the consolidated statements of profit or loss for the years ended December 31, 2013 and 2014, respectively.

An impairment loss on property, plant and equipment of CNY8,065 (US$ 1,300) of Yangchong Mine was recorded for the year ended December 31, 2014 in connection with the decline of average selling prices of iron concentrates. Yangchong Mine was designated as a single cash generating unit (“CGU”). The carrying value of the long-term assets was compared to the recoverable amount of the CGU, which was based predominantly on the value-in-use (“VIU”) approach. VIU calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected iron price, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopted a pre-tax rate of 16.00% that reflects specific risks related to the CGU as the discount rate.

5.

REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by the Group in bank and cash placed with authorities for the purpose of future environment rehabilitation as well as the settlement of asset retirement obligations.

6.

INVENTORIES

Inventories, net of provision for inventories, are summarized as follows:

	December 31,
	2013	2014	2014
	CNY	CNY	US$
Materials and supplies	4,171	3,482	561
Finished goods	556	10,029	1,616
	4,727	13,511	2,177

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

7.

TRADE AND BILLS RECEIVABLES

	December 31,
	2013	2014	2014
	CNY	CNY	US$
Trade receivables	567	567	91
Less: Provision for impairment	567	567	91
	—	—	—
Bills receivable	5,500	—	—

	5,500	—	—

A credit period of up to 3 months is granted to customers with established payment history, otherwise sales on cash terms or payment in advance are required. Trade receivables are non-interest-bearing.

An aged analysis of the trade receivables as at the end of the reporting period, based on the invoice date is as follows:

	December 31,
	2013	2014	2014
	CNY	CNY	US$
Over 3 years	567	567	91

	567	567	91

As at December 31, 2014, trade receivables of an initial value of CNY567 (US$91) (2013: CNY567) were impaired and fully provided for. The following table summarizes the change in provision for impairment for receivables:

Amount
CNY
At January 1, 2013	427
Charge for the year	140
At December 31, 2013, January 1, 2014, and December 31, 2014	567
At December 31, 2014 (US$)	91

The impaired trade receivables relate to customers that were in financial difficulties or were in default in principal payments and only a portion of the receivables is expected to be recovered.

Bills receivable are bills of exchange with maturity dates of less than one year.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

8.

PREPAYMENTS

The balance consists of prepayments for cost of:

	December 31,
	2013	2014	2014
	CNY	CNY	US$

Short-term:
Raw material purchases	—	27	4
Others	—	109	18
	—	136	22

Long-term:
Construction related work	30	30	5
Deposits for equipment purchases	890	—	—
Exploration related work	23	—	—
Others	138	—	—
	1,081	30	5
	1,081	166	27

None of the above assets is either past due or impaired.

9.

TRADE PAYABLES

	December 31,
	2013	2014	2014
	CNY	CNY	US$

Trade payables	944	1,462	236

	944	1,462	236

Trade payables are non-interest-bearing and are normally settled within six months.

As at December 31, 2013 and 2014, the aging analysis of trade payables is as follows:

	December 31,
	2013	2014	2014
	CNY	CNY	US$

Within 1 year	773	1,354	218
1-2 years	107	37	6
Over 2 years	64	71	12
	944	1,462	236

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

10.

OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31,
	2013	2014	2014
	CNY	CNY	US$

Natural resources fee (a)	8,960	8,577	1,382
Staff compensation fund (b)	2,525	2,419	390
Social security payable (c)	460	1,046	169
Payroll payable	2,013	1,394	225
Welfare payable	529	529	85
Advances from customers	43	76	12
Accrued expenses	3,504	600	97
Others	1,803	1,510	243
	19,837	16,151	2,603

———————

(a)

The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales.

(b)

The staff compensation fund represents one-off cash received from the PRC government to compensate employees of Wuhu Feishang Mining Development Co., Limited (“Wuhu Feishang”) through the Group for the loss of their state sponsored pension and post- employment benefits. The fund is to be distributed to employees at the termination of their employment with Wuhu Feishang. Wuhu Feishang is not required to make any additional contributions to the fund.

(c)

The social security represents amount payable to PRC government-managed retirement insurance, medical insurance, maternity insurance, employment injury insurance and unemployment insurance for the benefit of the Group's employees.

11.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines, which includes dismantlement of mining related structure and the reclamation of land upon exhaustion of coal or metal reserves.

The following table describes the changes to the Group's asset retirement obligation liability:

	Amount	Amount
	CNY	US$
At January 1, 2013	10,558	1,702
Arising during the year	434	70
Accretion expenses	1,070	172
Reclassified to assets classified as held for distribution	(8,222)	(1,325)
At December 31, 2013 and January 1, 2014	3,840	619
Accretion expenses (Note 14)	381	61
At December 31, 2014	4,221	680

The inflation rate, discount rate and market risk premium used for estimating provision for asset retirement obligations at December 31, 2014 and 2013 are 2.53%, 9.91% and 6.09%, respectively. There were no material changes to those rates used in subsequent periods.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

12.

REVENUES

Revenues from continuing operations comprise the following:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
Zinc	2,372	—	—	—
Iron	9,969	39,568	6,857	1,105
Others	2,387	1,792	1,446	233
	14,728	41,360	8,303	1,338

13.

COST OF SALES

Cost of sales from continuing operations comprise the following:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
Zinc	1,597	—	—	—
Iron	5,199	23,461	5,009	808
Others	2,240	1,640	1,554	250
	9,036	25,101	6,563	1,058

14.

FINANCE COSTS

Finance costs from continuing operations comprise the following:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
Bank charges	9	14	11	2
Accretion expenses	316	346	381	61
	325	360	392	63

15.

NON-OPERATING EXPENSES, NET

Non-operating expenses from continuing operations comprise the following:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
Loss on disposal of property, plant and equipment	194	—	35	6
Donation	—	—	14	2
Others	28	167	169	27
	222	167	218	35

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

16.

PROFIT / (LOSS) BEFORE INCOME TAX FROM CONTINUING OPERATIONS

The Group's profit / (loss) before tax from continuing operations is arrived at after charging / crediting:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
Crediting:
Interest income on bank deposits	1,574	1,814	1,602	258
Government grant (a)	1,000	350	79	13

Charging:
Auditors' remuneration:
- Audit fee	3,100	3,300	800	129
- Audit related fee	—	—	25	4
Sub-total	3,100	3,300	825	133

Cost of inventories sold (b)	4,822	22,395	5,106	823
Sales tax and surcharge	171	540	72	12
Utilization of safety fund and production maintenance fund	4,043	2,166	1,385	223
Cost of sales (Note 13)	9,036	25,101	6,563	1,058

Employee benefit expenses (Note 17)	7,182	10,004	5,101	822

Write-down of inventories to net realizable value	—	—	9,299	1,499

Depreciation and amortization:
- Property, plant and equipment	1,244	2,361	3,014	486

Operating lease rental:
- Office properties	1,182	1,148	779	126

Loss on disposal of property, plant and equipment	194	—	35	6
Repairs and maintenance	95	176	247	40
Provision for impairment for property, plant and equipment (Note 4)	393	—	8,065	1,300
Provision for impairment for doubtful accounts (Note 7)	3	140	—	—
Losses arising from temporary suspension of production (c)	3,415	—	—	—

———————

(a)

The government grant has been fully recognized in “Other operating expenses, net” in the consolidated statements of profit or loss since all related expenditure has been incurred and recognized in the consolidated statements of profit or loss. There are no unfulfilled conditions or contingencies relating to the grant.

(b)

Included in the cost of inventories sold are CNY1,167, CNY3,302 and CNY1,908 (US$307) for the years ended December 31, 2012, 2013 and 2014, respectively, relating to employee benefit expenses, and depreciation and amortization; these amounts are also included in the respective amounts disclosed separately above for each type of expense.

(c)

The amount represented the overhead costs incurred during the period of temporary suspension of production implemented by the local governments for inspections. The inspections of mines resulted from accidents incurred in third party coal mines in Guizhou Province and coal mines in Anhui Province.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

17.

EMPLOYEE BENEFITS

The Group’s employee benefits from continuing operations comprise the following:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
Wages, salaries and allowances	4,362	7,126	6,095	983
Housing funds (a)	74	115	535	86
Contribution to pension plans (a)	1,170	1,326	1,566	252
Welfare and other expenses	1,929	1,503	1,644	265
	7,535	10,070	9,840	1,586

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

Employee benefits charged to the consolidated statements of profit or loss from continuing operations are analyzed as follows:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
Total employee benefits accrued for the year	7,535	10,070	9,840	1,586
Less:
Amount included in inventories	353	66	4,739	764
Amount charged to consolidated statements of profit or loss (Note 16)	7,182	10,004	5,101	822

18.

INCOME TAX (BENEFIT) / EXPENSE

The Company is incorporated in the British Virgin Islands (“BVI”) and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company's Hong Kong subsidiaries have both Hong Kong-sourced and non-Hong Kong-sourced incomes. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2012, 2013 and 2014. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends. No U.S. corporate income taxes are provided for in these consolidated financial statements, as management believes that the Company is not subject to U.S. income taxes.

China

Effective from January 1, 2008, the PRC's statutory corporate income tax (“CIT”) rate is 25%. The Company's PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company's PRC subsidiaries from their earnings derived after January 1, 2008 to the Company's Hong Kong subsidiaries are subject to a 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty, PRC dividend withholding tax.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

18.

INCOME TAX (BENEFIT) / EXPENSE (CONTINUED)

Profit / (loss) before income tax from continuing operations consists of:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
PRC	(1,117)	4,872	(23,754)	(3,828)
BVI	(14,182)	(3,969)	(2,575)	(415)
HK	(57)	(46)	(55)	(9)

	(15,356)	857	(26,384)	(4,252)

The current and deferred components of income tax (benefit) / expense from continuing operations appearing in the consolidated statements of profit or loss are as follows:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$

Current income tax expense	—	514	5,303	854
Deferred income tax (benefit) / expense	(965)	1,628	1,536	248
	(965)	2,142	6,839	1,102

A reconciliation of the income taxes from continuing operations computed at the PRC statutory tax rate of 25% to the actual income tax (benefit) / expense is as follows:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$

Profit / (loss) for the year	(15,356)	857	(26,384)	(4,252)
PRC statutory tax rate	25%	25%	25%	25%

Computed income tax (benefit) / expense	(3,839)	214	(6,596)	(1,063)
Effect of different tax rates for the Company and overseas subsidiaries	1,276	997	650	105
Effect of the deemed interest income	—	—	1,478	238
PRC dividend withholding tax	—	—	3,532	569
Tax losses not recognized	1,555	931	1,521	245
Deferred tax assets not recognized	—	—	5,845	942
Non-deductible expenses	43	—	115	19
Others	—	—	294	47

Income tax (benefit) / expense	(965)	2,142	6,839	1,102

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

18.

INCOME TAX (BENEFIT) / EXPENSE (CONTINUED)

The Group's major deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2013	2014	2014
	CNY	CNY	US$
Deferred tax assets
Accrued liabilities and other payables	1,430	—	—
Others	558	—	—
	1,988	—	—
Deferred tax liabilities
Depreciation and fair value adjustment of property, plant and equipment	(452)	—	—

Net deferred tax assets	1,536	—	—

Classification in the consolidated statements of financial position:
Deferred tax assets	1,536	—	—

On September 24, 2014, Wuhu Feishang declared a dividend of CNY39,242 (US$6,324) to its parent, relating to the post-2007 profits of Wuhu Feishang. The related withholding tax of CNY3,532 (US$569) has been withheld and paid accordingly. As of December 31, 2014, there were no post-2007 undistributed profits of the PRC subsidiaries of the Company.

The total amounts of unused tax losses for which no deferred tax assets were recognized amounting to CNY15,393 and CNY21,449 (US$3,458) as of December 31, 2013 and 2014, respectively. As of December 31, 2014, unused tax losses of CNY4,168 (US$672), CNY3,690 (US$595), CNY2,715 (US$438), CNY4,820 (US$777) and CNY6,056 (US$976), if unused, will expire by the end of 2015, 2016, 2017, 2018 and 2019, respectively.

As of December 31, 2014, the Group did not recognize deferred tax assets on deductible temporary differences mainly in respect of provision for write-down of inventories to net realizable value amounting to  CNY9,299 (US$1,499),  provision for impairment of property, plant and equipment amounting to CNY8,065 (US$1,300) and other temporary differences amounting to CNY6,016 (US$969) as based on the prevailing facts and circumstances it was not probable that taxable profits would be available for their future utilization.

The gross movements on the deferred tax assets account are as follows:

	2013	2014	2014
	CNY	CNY	US$
At beginning of the year	(260,088)	1,536	248
Discontinued operations	263,252	—	—
Credited to consolidated statements of profit or loss	(1,628)	(1,536)	(248)
At end of the year	1,536	—	—

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

19.

LOSS PER SHARE

Basic and diluted loss per share for the years ended December 31, 2012, 2013 and 2014 were calculated as follows:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
Loss for the year attributable to owners of the Company:
From continuing operations	(14,391)	(1,285)	(33,223)	(5,354)
From discontinued operations	(75,312)	(334,119)	(9,925)	(1,600)

Weighted average number of common shares:
Basic	24,910,916	24,910,916	24,910,916	24,910,916
Diluted	24,910,916	24,910,916	24,910,916	24,910,916

Loss per share attributable to owners of the Company:
Basic:
From continuing operations	(0.58)	(0.05)	(1.33)	(0.21)
From discontinued operations	(3.02)	(13.41)	(0.40)	(0.06)
Diluted:
From continuing operations	(0.58)	(0.05)	(1.33)	(0.21)
From discontinued operations	(3.02)	(13.41)	(0.40)	(0.06)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

20.

RELATED PARTY BALANCES AND TRANSACTIONS

The consolidated financial statements include the financial statements of the Company and the subsidiaries listed in the following table:

	Place of incorporation / registration and operations	Nominal value of issued ordinary / registered share capital (CNY)	Percentage of equity attributable to the Company		Principal activities
Name			Direct	Indirect
Bijie Feishang Energy Co., Ltd.*	Mainland China	10,000	—	100	Dormant
China Coal Mining Investment Limited	Hong Kong	—	100	—	Investment holding
FMH Corporate Services Inc.	United States	—	100	—	Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	—	—	100	Investment holding
Feishang Mining Holdings Limited	British Virgin Islands	—	100	—	Investment holding
Feishang Yongfu Mining Limited	Hong Kong	—	—	100	Investment holding
Guizhou Nayong Dayuan Coal Mining Co., Ltd.*	Mainland China	46,000	—	100	Coal development and mining
Guizhou Dayun Mining Co., Ltd.*	Mainland China	150,000	—	100	Coal development and mining
Guizhou Fuyuantong Energy Co., Ltd.*	Mainland China	10,000	—	100	Investment holding
Guizhou Puxin Energy Co., Ltd.*	Mainland China	150,000	—	100	Investment holding and coal trading
Guizhou Yongfu Mining Co., Limited*	Mainland China	100,000	—	70	Coal development and mining
Hong Kong Smartact Limited*	Hong Kong	—	—	100	Investment holding
Hainan Yangpu Dashi Industrial Co., Limited*	Mainland China	1,000	—	100	Investment holding
Jinsha Baiping Mining Co., Ltd.*	Mainland China	58,000	—	70	Coal development and mining
Jinsha Juli Energy Co., Ltd.*	Mainland China	30,000	—	100	Dormant
Liuzhi Linjiaao Coal Mining Co., Ltd.*	Mainland China	30,600	—	99	Coal development and mining
Liuzhi Xinsong Coal Mining Co., Ltd.*	Mainland China	60,000	—	99	Coal development and mining
Nayong Gouchang Coal Mining Co., Ltd.*	Mainland China	40,000	—	99	Coal development and mining
Newhold Investments Limited	British Virgin Islands	—	100	—	Investment holding
Pineboom Investments Limited	British Virgin Islands	—	100	—	Investment holding
Shenzhen Feishang Management and Consulting Co., Limited ("Feishang Management")	Mainland China	10,000	—	100	Provision for management and consulting services to other companies in the Group
Shenzhen Chixin Information and Consulting Co., Ltd.*	Mainland China	1,000	—	100	Provision for management and consulting services to other companies in the Group
Silver Moon Technologies Limited	British Virgin Islands	1	80	—	Dormant
Sunwide Capital Limited	British Virgin Islands	—	100	—	Dormant
Feishang Anthracite Resources Limited*	British Virgin Islands	973	100	—	Investment holding
Wuhu Feishang Mining Development Co., Limited	Mainland China	12,000	—	100	Exploration and Mining of zinc, iron and other non-ferrous metals
Yangpu Lianzhong Mining Co., Limited	Mainland China	115,008	—	100	Investment holding
Yangpu Shuanghu Industrial Development Co., Limited	Mainland China	1,000	—	100	Investment holding
Yunnan Feishang Mining Co., Limited	Mainland China	50,000	—	100	Exploration of non-ferrous metals

———————

* Collectively the coal business held by Feishang Anthracite that was spun off on January 22, 2014 (Note 3)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

20.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

In addition to the transactions detailed elsewhere in the financial statements, the Group has the following transactions and balances with related parties:

(a)

Commercial transactions with a related party

Commercial transactions with a related company are summarized as follows:

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
CHNR's share of office rental to Anka Consultants Limited ("Anka")	1,385	1,285	859	138
Feishang Anthracite's share of office rental to Anka Consultants Limited ("Anka")	—	217	61	10
	1,385	1,502	920	148

Prior to September 2013, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement (the “Original Office Sharing Agreement”), whereby the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The Original Office Sharing Agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka. The Original Office Sharing Agreement ended on August 31, 2013.

On September 1, 2013, the Company and Feishang Anthracite entered into new license agreements with Anka, respectively, pursuant to which, the Company and Feishang Anthracite share the office premises of 238 square metres on an equal basis. The agreements also provide that the Company and Feishang Anthracite shall share certain costs and expenses in connection with their use of the office. In addition, Anka continues to provide accounting and secretarial services and day-to-day office administration to the Company. The initial term of the agreements was from September 1, 2013 to June 30, 2014 and shall be effective for all subsequent extension of leases. The lease was extended for two years from July 1, 2014 to June 30, 2016.

(b)

Balances with related parties

The Group has payables with related parties, which are all unsecured and non-interest- bearing. Balances with related companies are summarized as follows:

	December 31,
	2013	2014	2014
	CNY	CNY	US$
Payables to a related company:
Feishang Enterprise (1)	6,453	—	—

Long-term payable to the Shareholder:
Feishang Group (2)	197,062	15,374	2,477

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

20.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)

Balances with related parties (continued)

Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie who is also an officer, director and the principal beneficial shareholder of the Company.

(1)

Payable to Feishang Enterprise by Feishang Management for the net amount of a loan from Feishang Enterprise and the net amount of expenses paid by Feishang Enterprise on behalf of certain subsidiaries. The balance is due on demand.

(2)

Payable to Feishang Group for the acquisition of Feishang Anthracite. The balance is unsecured, interest-free and not repayable within one year. Feishang Group has confirmed that the balance due to Feishang Group as at December 31, 2014 is not required to be settled in the future 12 months.

(c)

Compensation of key management personnel of the Group

	Year Ended December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
Wages, salaries and allowances	927	853	320	52
Housing subsidies	4	4	4	1
Contribution to pension plans	38	38	33	5
	969	895	357	58

The amounts disclosed in the table are the amounts recognized as an expense during the year related to key management personnel.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

21.

EQUITY

(a)

Issued capital

	December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$
Authorized:
10,000,000 preferred shares, no par	—	—	—	—
200,000,000 ordinary shares, no par	—	—	—	—

Issued and fully paid:
Ordinary shares, no par	312,081	312,081	312,081	50,291

(b)

Other capital reserves

	Number of shares issued	Other capital reserves
		CNY
At January 1, 2012 and December 31, 2012	24,910,916	536,872
Deemed contribution from the Shareholder of the Company (i)	—	41,020
At December 31, 2013	24,910,916	577,892
Deemed contribution from the Shareholder of the Company (i)	—	59,068
At December 31, 2014	24,910,916	636,960
At December 31, 2014 (US$)	24,910,916	102,644

———————

(i)

Pursuant to an undertaking dated January 20, 2014, Feishang Group, the Company's parent, agreed to waive the amount due from the Company of CNY59,068 (US$9,519) (2013: CNY41,020).

(c)

Dividend restrictions and reserves

Due to the Group's structure, the payment of dividends is subject to numerous controls imposed under PRC law, including foreign exchange control on the conversion of local currency into United States dollars and other currencies.

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu Feishang, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually. In September 2014, the Board of Directors of Wuhu Feishang determined to appropriate the general reserve and enterprise expansion reserve of CNY3,925 (US$651) and CNY3,925 (US$651), respectively. No general reserve and enterprise expansion reserve have been appropriated in 2013. In April 2012, the Board of Directors of Wuhu Feishang determined to appropriate the general reserve and enterprise expansion reserve of CNY12,710 and CNY12,710, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

22.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Financial instruments of the Group primarily include cash, trade and bills receivables, certain other current assets, other payables and certain accrued liabilities, amounts due from and due to related parties, and amount due to Shareholder.

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

Trade receivables

The Group sells zinc and iron products to companies in the PRC. Trade receivables are typically unsecured and are mainly derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances. The Group provides impairment for trade receivables primarily based on the age of the balances and factors surrounding the customer's credit-worthiness. At December 31, 2013 and 2014, the carrying amount of trade receivables is nil and nil, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

22.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)

Credit risk (continued)

Trade receivables (continued)

During the year ended December 31, 2014, three customers in the “Exploration and Mining - non ferrous metals” segment accounted for 53%, 30% and 17% of the consolidated net sales, respectively. During the year ended December 31, 2013, three customers in the “Exploration and Mining - non ferrous metals” segment accounted for 36%, 31% and 19% of the consolidated net sales, respectively.

The concentration of iron concentrates customers is expected to subside in the event production volume warrants a greater marketing effort.

(b)

Commodity risk

The Group is exposed to fluctuations in the prices of iron. These commodity prices can fluctuate widely and are affected by factors beyond the control of the Group which affect earnings and cash flows. The Group has not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Group's sales revenue and gross profit:

	2014 Actual	Iron Price
		+ 10%	- 10%
(CNY in millions, except percentage)
Total Sales	8.30	0.69	(0.69)
% Change		8.26	(8.26)
Gross Profit	1.74	0.69	(0.69)
% Change		39.41	(39.41)

(c)

Foreign currency risk

The CNY is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of the CNY into foreign currencies. The value of the CNY is subject to changes in PRC government policies and to international economic and political developments affecting the supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

22.

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

	Increase (decrease) in basis points	Increase (decrease) in profit before tax
		CNY

Year ended December 31, 2014	100	—
	(100)	—

Year ended December 31, 2013	100	(4,289)
	(100)	4,289

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

22.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(f)

Liquidity risk (continued)

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

December 31, 2014	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	1,462	—	—	1,462
Other payables and accrued liabilities	—	10,763	—	—	10,763
Due to a related company	—	—	15,374	—	15,374
	—	12,225	15,374	—	27,599

December 31, 2014	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade payables	—	236	—	—	236
Other payables and accrued liabilities	—	1,734	—	—	1,734
Due to a related company	—	—	2,477	—	2,477
	—	1,970	2,477	—	4,447

December 31, 2013	On demand	Less than 1 year	1-5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	944	—	—	944
Other payables and accrued liabilities	—	14,310	—	—	14,310
Due to a related company	6,453	—	197,062	—	203,515
	6,453	15,254	197,062	—	218,769

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

22.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(g)

Capital management

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013 and 2014.

The Group monitors capital on the basis of the debt to capital ratio (Gearing ratio), which is calculated as interest-bearing debts divided by total capital (total equity plus interest-bearing debts).

	2013	2014
	CNY	CNY
Interest-bearing debts	—	—

Total equity	255,518	24,092

Total capital	255,518	24,092

Gearing ratio	—	—

23.

COMMITMENTS

(a)

Operating lease

At the end of the reporting period, the Group had commitments for future minimum lease payments under a non-cancellable operating lease in respect of the rented premises which fall due as follows:

	December 31,
	2013	2014	2014
	CNY	CNY	US$
Within the first year	512	781	126
After one year but not more than five years	338	350	56
	850	1,131	182

(b)

Capital commitments

As at December 31, 2013 and 2014, the Group had the following capital commitments:

	December 31,
	2013	2014	2014
	CNY	CNY	US$

Construction and purchase of property, plant and equipment	600	—	—

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

24.

SEGMENT INFORMATION

Prior to January 22, 2014, the Group operated in two operating segments: exploration and mining – non-ferrous metals, and exploration and mining – coal. After the Spin-Off of Feishang Anthracite in January 2014, the Group only operates in one operating segment: exploration and mining – non-ferrous metals. The accounting policies for the two segments were the same, and were as described in the summary of significant accounting policies. The Group evaluates performance based on operating earnings of the respective business unit. The Group's non-financial assets and revenue are substantially all located in and derived from the PRC. The segment analysis below is provided for the Group's continuing operations, and does not include any amount for a discontinued operation, namely the exploration and mining – coal (see Note 3 for information on discontinued operations).

Management monitors the results of the Group's operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment profit / (loss), which is a measure of adjusted profit / (loss) before tax from continuing operations. The adjusted profit / (loss) before tax from continuing operations is measured consistently with the Group's profit / (loss) before tax from continuing operations except that interest income, finance costs as well as head office and corporate expenses are excluded from such measurement.

For comparability purposes, and in conformity with its current practice, the Company has revised certain of its disclosures for prior years.

As of and for the year ended December 31, 2014, the segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Corporate activities	Total
Revenues from external customers	8,303	—	8,303
Depreciation and amortization	3,010	4	3,014
Operating Loss	23,878	3,498	27,376
Interest income	1,550	52	1,602
Finance costs	390	2	392
Income tax expense	6,839	—	6,839
Loss for the year from continuing operations	28,298	4,925	33,223
Capital expenditure	1,914	—	1,914
Total assets	60,997	19,039	80,036
Total liabilities	39,047	18,375	57,422

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

24.

SEGMENT INFORMATION (CONTINUED)

	US$
	Exploration and mining – non- ferrous metals	Corporate activities	Total
Revenues from external customers	1,338	—	1,338
Depreciation and amortization	485	1	486
Operating loss	3,848	564	4,412
Interest income	250	8	258
Finance costs	63	—	63
Income tax expense	1,102	—	1,102
Loss for the year from continuing operations	4,560	794	5,354
Capital expenditure	308	—	308
Total assets	9,830	3,067	12,897
Total liabilities	6,292	2,961	9,253

As of and for the year ended December 31, 2013, the segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Corporate activities	Total
Revenues from external customers	41,360	—	41,360
Depreciation and amortization	2,344	17	2,361
Operating income / (loss)	6,935	(9,810)	(2,875)
Interest income	1,534	280	1,814
Finance costs	355	5	360
Income tax expense	2,142	—	2,142
Profit / (loss) for the year from continuing operations	5,925	(7,210)	(1,285)
Capital expenditure	3,204	—	3,204
Total assets	77,723	40,280	118,003
Total liabilities	4,073	244,788	248,861

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

24.

SEGMENT INFORMATION (CONTINUED)

As of and for the year ended December 31, 2012, the segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Corporate activities	Total
Revenues from external customers	14,728	—	14,728
Depreciation and amortization	1,194	50	1,244
Operating loss	5,678	10,705	16,383
Interest income	1,537	37	1,574
Finance costs	318	7	325
Income tax benefit	965	—	965
Loss for the year from continuing operations	6,596	7,795	14,391
Capital expenditure	12,211	—	12,211
Total assets	79,092	12,306	91,398
Total liabilities	37,331	682,335	719,666

The reconciliation of segment assets to total assets is as follows:

	2013		2014	2014
	CNY		CNY	US$
Segment assets	118,003		80,036	12,897
Assets of segment - exploration and mining - coal	2,906,561	*	—	—
Total assets	3,024,564		80,036	12,897

The reconciliation of segment liabilities to total liabilities is as follows:

	2013		2014	2014
	CNY		CNY	US$
Segment liabilities	248,861		57,422	9,253
Liabilities of segment - exploration and mining - coal	2,520,185	*	—	—
Total liabilities	2,769,046		57,422	9,253

———————

*

The assets and liabilities of this segment were reclassified to held for distribution as of December 31, 2013.

The reconciliation from loss for the year from continuing operations to net loss is as follows:

	2012	2013	2014	2014
	CNY	CNY	CNY	US$
Loss for the year from continuing operations	(14,391)	(1,285)	(33,223)	(5,354)
Loss for the year from discontinued operations	(67,056)	(334,537)	(10,708)	(1,726)
Net loss (including non-controlling interests)	(81,447)	(335,822)	(43,931)	(7,080)

25.

SUBSEQUENT EVENTS

The Company has no material subsequent events from December 31, 2014.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

26.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2013	2014	2014
	CNY	CNY	US$
ASSETS
NON-CURRENT ASSETS
Investments in subsidiaries	1,129,900	25,335	4,083

CURRENT ASSETS
Amounts due from subsidiaries	98,058	100,484	16,192
Cash and cash equivalents	25,675	14,484	2,334

TOTAL CURRENT ASSETS	123,733	114,968	18,526

TOTAL ASSETS	1,253,633	140,303	22,609

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	3,503	572	92
Due to a subsidiary	—	120,310	19,388

TOTAL CURRENT LIABILITIES	3,503	120,882	19,480

NON-CURRENT LIABILITIES
Due to the Shareholder	197,062	15,374	2,477

TOTAL LIABILITIES	200,565	136,256	21,957

EQUITY
Issued capital	290,179	290,179	46,762
Other capital reserves	759,934	823,581	132,717
Accumulated income / (losses)	23,747	(1,087,956)	(175,321)
Other comprehensive losses	(20,792)	(21,757)	(3,506)

TOTAL EQUITY	1,053,068	4,047	652

TOTAL LIABILITIES AND EQUITY	1,253,633	140,303	22,609

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except share and per share data)

26.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED STATEMENT OF PROFIT OR LOSS

	December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$

ADMINISTRATIVE EXPENSES	(14,121)	(7,586)	(2,560)	(413)
IMPAIRMENT OF INVESTMENTS IN SUBSIDIARIES	—	—	(728,912)	(117,462)
DIVIDEND INCOME	—	123,643	—	—
(LOSS) / PROFIT BEFORE INCOME TAX	(14,121)	116,057	(731,472)	(117,875)
NET (LOSS) / PROFIT	(14,121)	116,057	(731,472)	(117,875)

CONDENSED STATEMENTS OF CASH FLOWS

	December 31,
	2012	2013	2014	2014
	CNY	CNY	CNY	US$

Net cash flows used in operating activities	(9,831)	(13,240)	(5,485)	(884)
Net cash flows from investing activities	—	46,811	—	—
Net cash flows from / (used in) financing activities	6,327	(12,357)	(6,242)	(1,006)
NET INCREASE / (DECREASE) IN CASH	(3,504)	21,214	(11,727)	(1,890)
CASH AT BEGINNING OF THE YEAR	9,684	6,149	25,675	4,138
Net foreign exchange difference	(31)	(1,688)	536	86
CASH AT END OF THE YEAR	6,149	25,675	14,484	2,334

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of the consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2014, CNY20,873 (US$3,364) of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2012, 2013 and 2014.

In the parent-company-only financial statements, the Company's investments in subsidiaries are stated at cost. The parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

The Company does not have any significant commitments or long-term obligations as of any of the years presented, except for those disclosed in the consolidated financial statements.

During the years ended December 31, 2012, 2013 and 2014, nil cash dividends were declared and paid by the Company.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

4.14	Sales and Purchase Master Contract dated January 1, 2014 by and between Anhui Tianchen Renewable Resource Co., Ltd. and Wuhu Feishang Mining Development Co., Ltd.
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2014 (contained in Financial Statements).
7	Computation of Ratios for Fiscal Years ended December 31, 2012, 2013 and 2014.
8	Subsidiaries of the Registrant.
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young to incorporation of audit report dated April 27, 2015 into registration statement on Form F-3 (SEC File No. 333-197278)