Form 20-F
period 2015-12-31
CHINA NATURAL RESOURCES INC
filed 2016-04-28
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2015
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 24,910,916 common shares as of December 31, 2015.

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

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this Annual Report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "CNY" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC"). The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the "CNY Exchange Rate") as quoted by www.oanda.com on December 31, 2015, which was US$1.00 = CNY6.4917. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2015. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

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

References to "Feishang Anthracite” are to Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited), a company organized in the British Virgin Islands whose ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on January 22, 2014, and, until January 22, 2014, a wholly-owned subsidiary of the Company.

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

i

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

ii

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

On February 3, 2006 (the “Acquisition Date”), we consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Our acquisition of Feishang Mining was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of our outstanding common shares. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are stated in CNY and are derived from the audited consolidated financial statements of the Company for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, prepared and presented in accordance with IFRS. Details of the Company’s acquisition of Feishang Mining are described elsewhere in this Annual Report.

Ernst & Young, our independent registered public accounting firm, has issued an unqualified auditor's report on our consolidated statement of financial position as of December 31, 2014, and the related consolidated statements of profit or loss, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2013 and 2014. Ernst & Young Hua Ming LLP, which has been engaged as our independent registered public accounting firm for the year 2015, has issued an unqualified auditor's report on our consolidated statement of financial position as of December 31, 2015, and the related consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended December 31, 2015. Details of the changes in our certifying accountant is disclosed in Current Report on Form 6-K furnished September 14, 2015.

The selected financial information as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects”and our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

The statements of profit or loss data for each of the years ended December 31, 2013, 2014 and 2015 and the statements of financial position data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included in Part III, Item 18, "Financial Statements" of this Annual Report. The statements of financial position data as of December 31, 2011, 2012 and 2013 and the statements of profit or loss data for the years ended December 31, 2011 and 2012 are derived from our audited consolidated financial statements that are not included in this Annual Report. Our historical results are not necessarily indicative of our results in any future period.

In accordance with IFRS 5, statements of profit or loss have been restated retrospectively for all periods presented due to the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of the Company’s wholly owned subsidiary, Feishang Anthracite, which operated the Company’s coal mining and related business. The Spin-Off was completed on January 22, 2014. The coal mining and related operations are therefore presented as discontinued operations.

	Amounts in thousands, except share amounts and per share data
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2013	2014	2015
	CNY	CNY	CNY	CNY	CNY
Statements of Profit or Loss Data
Continuing operations
Revenue	42,940	14,728	41,360	8,303	18,342
Cost of sales	(21,245)	(9,036)	(25,101)	(6,563)	(31,936)
Gross profit/(loss)	21,695	5,692	16,259	1,740	(13,594)

Profit/(loss) before income taxes from continuing operations	3,069	(15,356)	857	(26,384)	(34,003)

Loss for the year from continuing operations attributable to:
Owners of the Company	(1,216)	(14,391)	(1,285)	(33,223)	(35,507)
Non-controlling interests	—	—	—	—	—
	(1,216)	(14,391)	(1,285)	(33,223)	(35,507)

	Amounts in thousands, except share amounts and per share data
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2013	2014	2015
	CNY	CNY	CNY	CNY	CNY
Loss from discontinued operations attributable to:
Owners of the Company	(64,759)	(75,312)	(334,119)	(9,925)	—
Non-controlling interests	(141)	8,256	(418)	(783)	—
	(64,900)	(67,056)	(334,537)	(10,708)	—

(Loss)/profit attributable to:
Owners of the Company	(65,975)	(89,703)	(335,404)	(43,148)	(35,507)
Non-controlling interests	(141)	8,256	(418)	(783)	—
	(66,116)	(81,447)	(335,822)	(43,931)	(35,507)

Loss per share: Basic
For loss from continuing operations	(0.05)	(0.58)	(0.05)	(1.33)	(1.43)
For loss from discontinued operations	(2.74)	(3.02)	(13.41)	(0.40)	—
	(2.79)	(3.60)	(13.46)	(1.73)	(1.43)

Diluted
For loss from continuing operations	(0.05)	(0.58)	(0.05)	(1.33)	(1.43)
For loss from discontinued operations	(2.74)	(3.02)	(13.41)	(0.40)	—
	(2.79)	(3.60)	(13.46)	(1.73)	(1.43)

Weighted average number of shares outstanding
Basic	23,613,238	24,910,916	24,910,916	24,910,916	24,910,916
Diluted	23,613,238	24,910,916	24,910,916	24,910,916	24,910,916

Statements of Financial Position Data
Total assets*	2,418,168	2,854,260	3,024,564	80,036	51,640
Current assets*	255,733	347,255	2,997,211	62,524	37,387
Current liabilities*	585,046	1,097,879	2,568,144	37,827	59,277
Total equity/(deficiency in assets)	625,893	546,875	255,518	22,614	(12,276)
Non-controlling interests	85,685	93,941	93,523	—	—
Equity attributable to Owners of the Company	540,208	452,934	161,995	22,614	(12,276)
Capital stock	312,081	312,081	312,081	312,081	312,081

———————

*

 In December 2013, the assets and liabilities of the coal mining segment and related business were reclassified to held for distribution, only as at December 31, 2013, and not as at the other year ends in the table.

The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly owned foreign enterprises and sino-foreign joint venture companies as reflected in its statutory financial statements are to be allocated to either (i) each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, or (ii) statutory reserve, as determined by the resolution of the Board of Directors annually. Prior to the Acquisition, the Board of Directors of Wuhu Feishang declared and paid dividends of CNY44.01 million (US$6.78 million) and CNY38.46 million (US$5.92 million) on February 28, 2005 and January 27, 2006, respectively. Wuhu Feishang declared dividends of CNY127.10 million (US$19.58 million) to its parent on April 27, 2012 which were paid in 2013. On June 28, 2013, Feishang Mining declared and paid dividends of HK$155.00 million (US$19.87 million) to the Company. On September 24, 2014, Wuhu Feishang declared dividends of CNY39.24 million (US$6.04 million) to its parent which was paid in 2015. On May 19, 2015, Feishang Mining declared and paid dividends of HK$39.50 million (US$5.06 million) to the Company.

Exchange Rates

The Company’s reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The following table provides information concerning the exchange rate of Renminbi for U.S. Dollars for each of the preceding five years, and for each month during the preceding six months. The rates of exchange for 2011 to 2014 are the rates quoted by Bloomberg L.P. The rates of exchange for 2015 and the preceding six months are the rates quoted by www.oanda.com. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China, the PRC’s central bank. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

The exchange rate on April 22, 2016 was US$1.00 = CNY6.4913.

The following table reflects the high and low exchange rates for each month during the previous six months:

MONTH	Oct-15	Nov-15	Dec-15	Jan-16	Feb-16	Mar-16

High	6.3600	6.3982	6.4917	6.6058	6.5854	6.5543
Low	6.3185	6.3181	6.3980	6.5022	6.5169	6.4494

The following table reflects the average exchange rate for each of the preceding five years, calculated by using the average of the exchange rates on the last day of each month during the period:

YEAR	2011	2012	2013	2014	2015

High	6.6350	6.3885	6.2445	6.2598	6.4917
Low	6.2949	6.2223	6.0543	6.0406	6.0933
Average for period	6.4479	6.2993	6.1417	6.1711	6.2436

B.

Capitalization and Indebtedness

No disclosure is required in response to this Item.

C.

Reasons for the Offer and Use of Proceeds

No disclosure is required in response to this Item.

D.

Risk Factors

Risks Relating to Metal Mining Operations

We have temporarily suspended mineral extraction at our sole operating mine and we cannot predict when extraction will resume.

Due to the depressed market price for iron, it is not currently economical to conduct mineral extraction at Yangchong Mine, the Company’s sole operating mine, and extraction was temporarily suspended on December 27, 2015. We are in the early stages of exploration for additional mineable ore at Yangchong Mine. In March 2016, we engaged Anhui Province Mine Geology Bureau No. 2 Exploration Brigade to survey geology and mineral resources within our licensed zones at Yangchong Mine. Management believes that zinc can currently be mined on a profitable basis and hopes that the survey will confirm that there are additional mineral reserves, including zinc, that can be extracted from Yangchong Mine at costs that justify extraction in light of prevailing market prices for metals. However, the Company cannot accurately predict whether the outcome of the survey will be positive, or whether the outcome of the suvey will justify the expenditure of additional resources to pursue mineral extraction.

Although management expects to resume mineral extraction at current zones of Yongchong Mine when market conditions improve, we cannot predict when market conditions will improve; and the continued depressed market price for iron may adversely affect the results of our operations.  Due to the temporary suspension of mineral extraction at Yangchong Mine, it can be expected that the availability of internally generated funds to sustain operations will decrease until the resumption of mining or the infusion of other revenue-generating assets. If we cannot resume mining operations or we are unable to inject revenue-generating assets into the Company, in the near term, we may be unable to sustain operations.

We depend on our ability to obtain mining rights in order to sustain operations; and various factors impact on our retention of mining rights and the continued availability of minerals which to mine. We may be unable to successfully compete for mineral rights with companies having greater financial resources than we have.

We are currently licensed to conduct mining operations at one mine – Yangchong Mine - and the life of probable iron ore reserves is coming to an end. We estimate that probable iron reserves at the Yangchong Mine will be depleted during the one year period from the resumption of mineral extraction at the mine. Following depletion of probable reserves, we intend to continue mining inferred resources at the Yangchong Mine. Further, we are subject to the jurisdiction of local and provincial governmental authorities that have suspended operations of mines, including mines previously operated by the Company, in furtherance of environmental initiatives by governmental authorites that have led to the designation of certain mines as exploration restricted areas.

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

We produced no zinc in 2013, 2014 and 2015 due to the inferior quality of zinc at current mining zones and there is no assurance if and when zinc production will continue.

We produced no zinc in 2013, 2014 and 2015 due to the inferior quality of zinc at current mining zones. At this time we do not know if and when zinc production will recommence or may be recoverable from further mining zones.

Risks Relating to Our Financial Condition

We have incurred losses from operations for each of the preceding three fiscal years and there is no assurance that we will generate profits in the future.

For the three years ended December 31, 2013, 2014 and 2015, we incurred operating losses from continuing operations of CNY2.88 million (US$0.44 million), CNY27.38 million (US$4.22 million) and CNY34.18 million (US$5.27 million), respectively. Our operating losses are attributable, in part, to depressed prices for ore that we mine. Our profitability is dependent upon many factors, including our ability to fund our operating expenses, mine ore, and sell our production output to third parties. There is no assurance that we will be successful in our efforts to achieve profitability.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2015 was effective. However, we cannot assure you our management will not identify material weaknesses in the future during the Section 404(a) process or our independent public registered accounting firm will not identify material weaknesses during the Section 404(b) process if it was performed in the current year or in the future or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We have discontinued our coal segment and we are currently dependent upon the success of one line of business – mining of iron, and, in the past, zinc and other non-ferrous metal. While this business generates operating revenues, those revenues are not sufficient to offset expenses, resulting in continued losses from operations. Unless we are able to expand our mineral reserves through acquisition of additional mining rights, we will likely continue to incur losses.

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

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth, and recent statistics have, indeed, suggested that China’s high annual economic growth will slow down. According to China National Bureau of Statistics released data, China's consumer price index (CPI) remained stable for 2015, rising 1.6 percent year on year — well below the government's 3.0 percent target. As CPI is the main gauge of inflation, the lower than targeted CPI increase reflects that inflation in China remains largely in check.

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

In 2015, the annual cumulative depreciation of the exchange rate of the Renminbi against the U.S. dollar was 5.60%. Since the beginning of 2016 to late March 2016, the exchange rate of the Renminbi against the U.S. dollar dropped by 1.00%.

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

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the Ministry of Finance of the PRC, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit or quality control procedure. As a result, investors may be deprived of the benefits of PCAOB inspections.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC.  On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our stock in the United States.

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

Reverse Acquisition of Feishang Mining

On February 3, 2006, the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Feishang Mining beneficially owns 100% of the capital stock of Wuhu Feishang, a company established under the laws of the PRC, which is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. We acquired the capital stock of Feishang Mining from Feishang Group Limited (“Feishang Group”), a British Virgin Islands company. Mr. Li Feilie, our Chief Executive Officer and Chairman, is the sole beneficial owner of Feishang Group. In consideration for our receipt of the shares of Feishang Mining, the Company issued 9,980,593 of its common shares to Feishang Group, representing approximately 86.4% of the Company’s then issued and outstanding common shares (after giving effect to the exchange of 320,000 outstanding preferred shares for 320,000 common shares), and issued to Feishang Group warrants (the "Warrants") to purchase an additional 4,500,000 common shares. Ching Lung Po, director, Chief Executive Officer and Chairman of the Company resigned at the closing of the Acquisition, and Li Feilie, Chairman of Feishang Mining, was appointed as director, Chief Executive Officer and Chairman of the Company. The Company’s other directors and executive officers were not changed as a result of the Acquisition.

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

Non-ferrous Metal Exploration and Mining Activities

Wuhu Feishang was established as a Sino-foreign joint stock limited liability company between Wuhu City Feishang Industrial Development Company Limited (“WFID”) (50%) and Feishang International Holdings Limited (“FIH”) in June 2002 with tenure of 20 years from the date of its business license. The tenure can be extended by agreement between the joint venture partners with the necessary approval from the relevant government agencies. The registered capital of Wuhu Feishang is CNY12 million (US$1.85 million), of which CNY6 million (US$0.92 million) was contributed by each of WFID and FIH. In May 2003, Wuhu Feishang acquired the entire business of Anhui Fanchang Zinc and Iron Mine, a state-owned enterprise (“Anhui Fanchang”). In April 2005, WFID and FIH transferred their interests in Wuhu Feishang to Feishang Mining, at cost, and since the date of such transfer, Feishang Mining has been the owner of 100% of the capital stock of Wuhu Feishang.

Yunnan Mining was formed in January 2008 as a wholly-owned subsidiary of Wuhu Feishang with a registered capital of CNY50 million (US$7.70 million). In October 2009, Yunnan Mining acquired exploration rights to the Baiguochong Mine. The Baiguochong Lead-Zinc Mine is located in E Shan Town, Fanchang County, Anhui Province in the PRC, approximately six kilometers south of Fanchang County. On October 8, 2014, in an internal group restructuring, Wuhu Feishang transferred its 100% interest in Yunnan Mining (Including Feishang Management, a wholly owened subsidiary of Yunnan Mining) to Yangpu Shuanghu for consideration of CNY35 million (US$5.39 million).

Yangpu Shuanghu was established as a limited liability company in May 2004 under the laws of the PRC with an initial registered capital of CNY1 million (US$0.15 million) by Wu Tianping and Zhu Zheng, unrelated parties. In March 2008, Wu Tianping and Zhu Zheng transferred their respective equity interests in Yangpu Shuanghu to Zhang Huachun and Yang Haibi, for total consideration of CNY1 million (US$0.15 million). In July 2008, Zhang Huachun and Yang Haibi transferred their respective equity interests in Yangpu Shuanghu to Feishang Yongfu, related parties, at a total consideration of CNY1 million (US$0.15 million), and since the date of such transfer, Feishang Yongfu has been the owner of 100% of the paid-up capital of Yangpu Shuanghu.

Yangpu Lianzhong was established in January 2008 with a registered capital of US$16.37 million (CNY106.27 million) which is a wholly owned by China Coal, a Hong Kong company established in January 2008. Yangpu Lianzhong is currently dormant following disposition of two unconsolidated investees in 2010.

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

We currently hold mining rights that allow us to mine, process and sell non-ferrous metals extracted or produced at Yangchong Mine located in Anhui Province in the PRC. Historically, we have extracted or produced iron, zinc, micaceous oxide and sulphur concentrates at Yangchong Mine. However, we produced no zinc in 2013, 2014 or 2015 due to the inferior quality of zinc at current mining zones; and we produced no micaceous oxide in 2013, 2014 or 2015 because it could not be produced and sold on a profitable basis. Sales of sulphur conventrates are not material to our results of operations.  Due to the depressed market price for iron, it is not currently economical to conduct mineral extraction at Yangchong Mine, and extraction was temporarily suspended on December 27, 2015.

We maintain an inventory of iron concentrates and zinc for sale, from time to time, as warranted by market conditions or as otherwise necessary. We are also in the early stages of exploration for additional mineable ore at Yangchong Mine. In March 2016, we engaged Anhui Province Mine Geology Bureau No. 2 Exploration Brigade to survey geology and mineral resources within our licensed zones at Yangchong Mine. Management believes that zinc can currently be mined on a profitable basis and hopes that the survey will confirm that there are additional mineral reserves, including zinc, that can be extracted from Yangchong Mine at costs that justify extraction in light of prevailing market prices for metals. However, the Company cannot accurately predict whether the outcome of the survey will be positive, or whether the outcome of the suvey will justify the expenditure of additional resources to pursue mineral extraction.

Although management expects to resume mineral extraction at current zones of Yongchong Mine when market conditions improve, we cannot predict when market conditions will improve; and the continued depressed market price for iron may adversely affect the results of our operations.  In addition, minable ore at Yongchong Mine will likely be depleted within approximately one year following resumption of extraction.

Management is also exploring new businesses opportunities to contribute to revenues and enhance shareholder values.

BUSINESS SEGMENT - Mining of Iron, Zinc and Other Non-Ferrous Metals

Mining operations include the exploration for, and extraction, production and sale of, non-ferrous metals. Our metal mining operations are conducted by Wuhu Feishang, a PRC company that is wholly-owned by Feishang Mining. Wuhu Feishang is principally engaged in the mining of zinc, iron, and other minerals and nonferrous metals, and their sale in the PRC.

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

 In 2015, iron ore price slumped 45%. Iron ore companies including BHP Billiton Limited (Australia), Rio Tinto Plc (Australia) and Companhia Vale do Rio Doce (Brazil) still maintained a large number of production and continued to compress costs. The trend of global macroeconomic decelerated growth also led to the iron ore oversupply. Since major exporters of iron ore suffered large currency devaluation, the cost of iron ore exports was decreased. In addition, the strong U.S. dollar also put downward pressure on price of iron ore.

China produced 1,381 million tonnes of iron-ore in 2015, decreased by 8.8% compared with 2014. China imported 952.7 million tonnes of iron ore in 2015, increased by 2.2% from 932.5 million tonnes in 2014. According to the data disclosed by the China Iron and Steel Association (CISA), the average CIF price of the imported iron ore with grade 62% was US$55.0 (CNY357) per tonne, down US$45.4 (CNY295) per tonne or 45.2% from 2014.

Zinc

Zinc (chemical element symbol Zn) is a silvery metal that quickly tarnishes to a blue-gray appearance and is ideal for anticorrosion, as well as heat and electricity conduction. Since zinc has a relatively high place in the galvanic series of metals and consequently demonstrates excellent resistance to atmospheric corrosion, the major application of zinc is in galvanizing – a zinc coating on steel to prevent corrosion, which accounts for approximately 50% of the total world zinc consumption. Zinc is also the principal material used in dry batteries. Other applications of zinc include production of brass, die-casting zinc annoy, zinc oxide, etc. Zinc products are widely used in the infrastructure, housing, communication, household appliance and automobile sectors. Most of the world’s production is concentrated in Australia, Canada, China and Peru, which together account for 60% of the world’s total. China is the world’s largest zinc producing and consuming country. We produced no zinc in 2013, 2014 or 2015 due to the inferior quality of zinc at current mining zones.

The following table shows the refined production, consumption and prices of zinc in China over the past five years:

	2011	2012	2013	2014	2015

Metal production (in thousand tonnes)	5,344	4,850	5,300	5,827	6,155
Consumption (in thousand tonnes)	5,200	5,350	5,950	6,421	6,486
Average price (CNY/ tonne)	16,922	15,249	15,178	16,181	15,169

———————

Source: China Non-ferrous Metal Industry Association and ILZSG

Micaceous Iron Oxide

Micaceous Iron Oxide (MIO) (chemical compound symbol Fe2O3) is a crystalline form of iron oxide that differs from the more familiar red, yellow, and brown forms of iron oxide pigments. Like other forms of iron oxide, MIO is a very inert material. It is insoluble in water, organic solvents, and alkalis, and is only slightly soluble in strong acids at elevated temperatures. It is un-reactive to most chemicals and is heat stable up to its melting point of over 1,000 degrees centigrade and is non-toxic, non-oxidizing, non-corrosive, and non-flammable. As a result of its properties, the use of coatings containing MIO pigments is becoming increasingly popular in manufacturing and industries, and for use in products such as durable antiseptic coating paint, primer and finish paint on steel structures. We produced no micaceous iron oxide in 2013, 2014 and 2015.

Wuhu Feishang

Overview of Wuhu Feishang

Wuhu Feishang's principal activity is the mining of zinc, iron and other minerals for distribution in the PRC. Wuhu Feishang currently operates a mine located in Fanchang County, Wuhu City, Anhui Province, the PRC, for which it has acquired mining rights: the Yangchong Mine contains iron and zinc minerals. The mine produced approximately 28,100 tonnes of iron and nil tonnes of zinc in 2014, and approximately 18,600 tonnes of iron and nil tonnes of zinc in 2015. Wuhu Feishang’s acquisition of the entire business of Anhui Fanchang in May 2003, included without limitation, the mining rights to Yangchong Mine, and Zaoyuan Mine which ceased operation in October 2009 due to depletion of all of the mineral ore, as well as the properties and the processing facilities of the mines. Wuhu City is located in the northwestern Yangtze River Delta and is in the approximate center of East China, approximately 384 kilometers from Shanghai. In August 2007, Wuhu Feishang acquired exploration rights to a third mine – the Sichong Mine – but the exploration rights were not renewed after its expiration in 2013.

Wuhu Feishang’s principal activities are conducted in four areas – exploration, mineral extraction, ore processing and sales of processed material. Exploration includes conducting geologic surveys to determine the presence of minable ore, securing mining rights and preparing the minable area for mineral extraction. Mining activities consist of opening of ore deposits, cutting and stopping (excavation in successive layers), mine transportation, and planning, designing and construction relating to mining operations. Ore processing is the stage in our operation through which ores are converted into nonferrous metal concentrates (zinc, iron, micaceous iron oxide grey and copper concentrates) as salable products. To produce metal concentrates, we segregate the useful components of ores from useless stones through physical (such as magnetic separation) or chemical methods, or a combination of the two, and then collect the useful metal components through a number of concentration methods.

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

Zinc: We neither produced nor sold zinc during 2015, 2014 or 2013. Historically, our zinc concentrates product is sold in its entirety to Huludao Zinc Industry Co., Ltd., a Shenzhen-listed company which is located in Huludao City, Liaoning Province, the PRC, and which is primarily engaged in the zinc smelting business. The price of our zinc concentrates is generally set at 50% (to be adjusted by the grading of the product) of the monthly average price of “#0” electrolytic zinc announced by Shanghai Nonferrous Metals on its website (www.smm.com.cn).

Micaceous Iron Oxide: We neither produced nor sold MIO during 2015, 2014 or 2013. Historically, our MIO products are primarily sold to chemical and paint manufacturers in East China, Shanghai and Jiangsu Province, the PRC, for manufacturing various types of paints for ships, ocean-engineering and pleasure boats. The price of our MIO is generally negotiated with reference to the demand and supply in the market and the price of competitors. We discontinued the production of MIO during 2012 due to the unsatisfactory economic return of MIO products.

The average selling prices per metric tonne of our major metal products for each of the three years ended December 31, 2013, 2014 and 2015, are set forth in the following table:

Major Product	2013	2014	2015
	CNY/ MT	CNY/ MT	CNY/ MT
Iron concentrates (Grade 65% ~ 66%)	939	851	466
Zinc (based on zinc concentrates grade 42% ~ 44%)	N/A	N/A	8,009
Micaceous Iron Oxide Grey (Grade 160, 240, 320)	N/A	N/A	N/A

The following table summarizes the production quantity and sales quantity of our metal products for each of the years ended December 31, 2011, 2012, 2013, 2014 and 2015 included in continuing operations.

	2011	2012	2013	2014	2015
Production quantity (in tonnes):
Iron concentrates (Grade 65% ~ 66%)	23,200	13,400	37,048	28,100	18,600
Zinc (based on zinc concentrates grade 42% ~ 44%)	1,160	100	—	—	—
Micaceous iron oxide – grey (Grade 160, 240, 320)	1,249	85	—	—	—
Sales quantity (in tonnes):
Iron concentrates (Grade 65% ~ 66%)	21,163	10,114	42,123	8,056	36,195
Zinc (based on zinc concentrates grade 42% ~ 44%)	1,013	258	—	—	131
Micaceous iron oxide – grey (Grade 160, 240, 320)	1,424	428	—	—	—

Yangchong Mine

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

Wuhu Feishang outsources its mine extraction to unrelated third parties. From January 1, 2015 through December 31, 2015 Wuhu Feishang outsourced mine extraction at Yangchong Mine to Wenzhou Dongda Mining Engineering Co. Ltd. Under the agreement, the subcontractor charged a service fee of CNY72.10 (US$11.11) per tonne of ore extracted, and CNY6.00 (US$0.92) per tonne of useless stone removal. For the developing of ramps, the subcontractor charged a service fee of CNY3,150.00 (US$485.23) per extra meter of inclined shaft and CNY2,310.00 (US$355.84) per extra meter of flat shaft.  Except for the outsourced mining of raw minerals to an unrelated third party (as described above), all ore processing procedures are performed by Wuhu Feishang. Raw minerals extracted from Yangchong Mine are processed into iron and zinc metals in factories located near the mine.

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

We are in the early stages of exploration for additional mineable ore at Yangchong Mine. In March 2016, we engaged Anhui Province Mine Geology Bureau No. 2 Exploration Brigade to survey geology and mineral resources within our licensed zones at Yangchong Mine. Management believes that zinc can currently be mined on a profitable basis and hopes that the survey will confirm that there are additional mineral reserves, including zinc, that can be extracted from Yangchong Mine at costs that justify extraction in light of prevailing market prices for metals. However, the Company cannot accurately predict whether the outcome of the survey will be positive, or whether the outcome of the suvey will justify the expenditure of additional resources to pursue mineral extraction.

All equipment, infrastructure and facilities material to Wuhu Feishang’s operations are believed to be in good condition. The plant was constructed in 1991 and has been periodically upgraded. The processing plant is capable of producing approximately 600 tonnes of finished products per day. The processing facilities process raw ore from the Yangchong Mine. All processing facilities and equipment of Wuhu Feishang were acquired from Nanchang Non-ferrous Metallurgy Designing Organization, a Class-A corporation in China in designing and producing equipment for the mining industry. All technology and equipment meet the industrial standard as required by the relevant government authorities. Site infrastructure includes roads, water supply system, electric supply system, warehouses, living quarters, dining facilities and an administration building. At December 31, 2014 and 2015, the net book value of mining related property, plant and equipment of Yangchong Mine was approximately nil and nil, respectively.

As of December 31, 2015, the reserve estimates of Yangchong Mine are as follows:

	As of December 31, 2015
	Probable Reserve (in metal tonnes)	Average quality of ore
Yangchong Mine
Iron	13,236	44.76%
Zinc	4,505	5.82%

Note:

The probable reserve as of December 31, 2015 has been adjusted by removing those reserves extracted by the Company’s past mining activities. Based on 2015 production levels, the length of the mining activity of our probable reserves for Yangchong mine is approximately one year for iron. The mine dilution loss and the mining recovery factor of Yangchong Mine are approximately 10% and 90%, respectively. The metallurgical recovery factor of zinc and iron are approximately 96% and 87%, respectively.

Suppliers

Wuhu Feishang purchases explosives and other auxiliary raw material from suppliers mainly located in Anhui Province, the PRC. For explosives, the purchases are made on a cash on delivery basis. For other auxiliary materials, typical credit terms granted by major suppliers range from 30 to 60 days on an open account basis.

For the years ended December 31, 2013, 2014 and 2015, the largest five suppliers accounted for 31%,  52% and 60%, respectively, of Wuhu Feishang’s purchases. For the years ended December 31, 2013, 2014 and 2015, the largest supplier accounted for 15%, 16% and 27%, of Wuhu Feishang’s purchases, respectively.

Customers

Wuhu Feishang sells all of its iron, and historically zinc, products to companies in the PRC. In 2012, all of Wuhu Feishang’s zinc products were sold to a single customer, Huludao Zinc Industry Co., Ltd., which is the largest zinc smelter in Asia. There was no zinc production from 2013 to 2015.

For the three years ended December 31, 2013, 2014 and 2015, Wuhu Feishang’s five largest customers accounted for 100%, 100% and 100% of Wuhu Feishang’s sales, respectively. During the year ended December 31, 2013, the three largest customers accounted for 36%, 31% and 19%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2014, the three largest customers accounted for 53%, 30% and 17%, respectively, of Wuhu Feishang’s sales. During the year ended December 31, 2015, the three largest customers accounted for 66%, 22% and 6%, respectively, of Wuhu Feishang’s sales.

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

Wuhu Feishang’s mining rights entitle it to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Wuhu Feishang is required to submit a mining proposal and feasibility studies to the relevant government authority; and is also obligated to pay a resources compensation fee to the State in an amount equal to 2% of annual sales of zinc and iron concentrates. Resources compensation fees of CNY187,300 (US$28,852), CNY166,000 (US$25,571) and CNY367,000 (US$56,533) were paid in 2013, 2014 and 2015, respectively. The natural resources fee for the renewal of the mining rights to Yangchong Mine of CNY3,002,900 (US$462,575) was paid in December 2005.

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

NON BUSINESS SEGMENT – Corporate Activities

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

C.

Organizational Structure

China Natural Resources is a holding company owning the following subsidiaries, with the interests indicated (as of April 22, 2016):

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

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Wuhu (Anhui Province) and Shenzhen (Guangdong Province) in the PRC. On July 1, 2008, the Company and Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain directors of the Company, entered into a license agreement in respect of the Company’s head office in Hong Kong. The total area of the office was approximately 368 square meters in which the Company shared 238 square meters. The license agreement provided that the Company shared certain costs and expenses in connection with its use of the office, in addition to accounting and secretarial services and day-to-day office administration provided by Anka. On September 1, 2013, the Company and Feishang Anthracite entered into new license agreements with Anka, respectively, pursuant to which, the Company and Feishang Anthracite share the office premises of 238 square metres on an equal basis. The agreements also provide that the Company and Feishang Anthracite shall share certain costs and expenses in connection with their use of the office. In addition, Anka continues to provide accounting and secretarial services and day-to-day office administration to the Company. The intial term of the agreement was from September 1, 2013 to June 30, 2014 and its terms shall remain effective for all subsequent extension of leases. The lease was extended for two years from July 1, 2014 to June 30, 2016. For the years ended December 31, 2013, 2014 and 2015, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY956,000 (US$147,265), CNY565,000 (US$87,034) and CNY560,000 (US$86,264), respectively.

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

For the years ended December 31, 2013, 2014, and 2015, the Company incurred capital expenditures (excluding fees for renewal of mining rights) of CNY300.59 million (US$46.30 million), CNY54.53 million (US$8.40 million) and CNY6.25 million (US$0.96 million), respectively.

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

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2013, 2014 and 2015 included elsewhere herein. The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

We currently hold mining rights that allow us to mine, process and sell non-ferrous metals extracted or produced at Yangchong Mine located in Anhui Province in the PRC. Historically, we have extracted or produced iron, zinc, micaceous oxide and sulphur concentrates at Yangchong Mine. However, we produced no zinc in 2013, 2014 or 2015 due to the inferior quality of zinc at current mining zones; and we produced no micaceous oxide in 2013, 2014 or 2015 because it could not be produced and sold on a profitable basis. Sales of sulphur conventrates are not material to our results of operations.  Due to the depressed market price for iron, it is not currently economical to conduct mineral extraction at Yangchong Mine, and extraction was temporarily suspended on December 27, 2015.

We maintain an inventory of iron concentrates and zinc for sale, from time to time, as warranted by market conditions or as otherwise necessary. We are also in the early stages of exploration for additional mineable ore at Yangchong Mine. In March 2016, we engaged Anhui Province Mine Geology Bureau No. 2 Exploration Brigade to survey geology and mineral resources within our licensed zones at Yangchong Mine. Management believes that zinc can currently be mined on a profitable basis and hopes that the survey will confirm that there are additional mineral reserves, including zinc, that can be extracted from Yangchong Mine at costs that justify extraction in light of prevailing market prices for metals. However, the Company cannot accurately predict whether the outcome of the survey will be positive, or whether the outcome of the suvey will justify the expenditure of additional resources to pursue mineral extraction.

The following discussion reflects only the continuing operations of the Company following the Spin-Off:

Revenues and Gross Profit

Revenue for sales of all products is recognized when title passes to the customer in accordance with the relevant sales agreement, generally upon product acceptance by the customer.

2015 vs 2014

The sales from our metal segment’s operation increased by CNY10.04 million (US$1.55 million), or 120.91%, to CNY18.34 million (US$2.83 million) for the year ended December 31, 2015 from CNY8.30 million (US$1.28 million) for the year ended December 31, 2014. The increase was mainly contributed by an increase in the sales volume of zinc concentrates produced in prior years and iron concentrates produced in 2014 and 2015, partially offset by the drop of  the average selling price per tonne of iron concentrates.

Sales were mainly derived from sales of zinc concentrates,  iron concentrates and sulfur concentrates. Sales of zinc concentrates increased by CNY1.05 million (US$0.16 million), from nil in 2014 to CNY1.05 million (US$0.16 million) in 2015. Sales of iron concentrates also increased by CNY10.01 million (US$1.54 million), or 146.04%, from CNY6.86 million (US$1.06 million) in 2014 to CNY16.87 million (US$2.60 million) in 2015. The increase in iron concentrates sales was mainly contributed by an increase  in the iron sales volume in 2015 from 8,056 tonnes in 2014 to 36,195 tonnes in 2015. Iron concentrates production decreased by 9,500 tonnes, or about 33.81% in response to the falling sales price. The average selling price of iron was CNY466 (US$72) per tonne in 2015, representing a drop of CNY385 (US$59), or 45.24%, from CNY851 (US$131) in 2014. Sales of sulfur concentrates decreased by CNY1.02 million (US$0.16 million), or 70.83%, from CNY1.44 million (US$0.22 million) in 2014 to CNY0.42 million (US$0.06 million) in 2015. We sold 1,530 tonnes of sulfur concentrates in 2015, representing a decrease of 3,620 tonnes, or 70.29% from 5,150 tonnes in 2014. The average selling price of sulfur concentrates decreased by CNY7 (US$1) per tonne, or 2.49%, from CNY281 (US$43) in 2014 to CNY274 (US$42) in 2015.

Gross loss for the year ended December 31, 2015 was CNY13.59 million (US$2.09 million) with a gross loss margin of 20.99%, as compared to a gross profit of CNY1.74 million (US$0.27 million) with a gross profit margin of 20.95% for the year ended December 31, 2014. The approximately CNY15.33 million (US$2.36 million), or 881.64%, drop in gross profit, was mainly due to the decline in selling prices of iron concentrates compared to the prior year’s.

The gross profit on sales of zinc for the year ended December 31, 2015 was CNY0.08 million (US$0.01 million), compared to zero for the same period in 2014.

The gross loss or gross loss margin on sales of iron for the year ended December 31, 2015 was CNY13.58 million (US$2.09 million), or approximately 80.55%, as compared to a gross profit of CNY1.81 million (US$0.28 million), or a gross profit margin of 26.32% for the same period in 2014. The drop in gross profit was primarily caused by the decline in the selling price of iron concentrates.

The gross loss was CNY0.09 million (US$0.01 million) on sales of sulfur concentrates for the year ended December 31, 2015, compared to CNY0.07 million (US$0.01 million) for the same period in 2014. The increase in gross loss was primarily caused by the drop in both volume sold and selling price of sulfur concentrates.

2014 vs 2013

The sales from our metal segment’s operation decreased by CNY33.06 million (US$5.09 million), or 79.93%, to CNY8.30 million (US$1.28 million) for the year ended December 31, 2014 from CNY41.36 million (US$6.37 million) for the year ended December 31, 2013. The drop was mainly caused by a decrease in the production volume and the average selling price per tonne of iron concentrates.

Sales were mainly derived from sales of iron concentrates and sulfur concentrates. Sales of iron concentrates also dropped by CNY32.71 million (US$5.04 million), or 82.67%, from CNY39.57 million (US$6.10 million) in 2013 to CNY6.86 million (US$1.06 million) in 2014. The decrease in iron concentrates sales was mainly caused by a decline in both the iron sales volume and the sales price of iron in 2014. The sales volume of iron decreased by 34,067 tonnes from 42,123 tonnes in 2013 to 8,056 tonnes in 2014. Iron concentrates production decreased by 8,948 tonnes, or about 24.15% in response to the falling sales price. The average selling price of iron was CNY851 (US$131) per tonne in 2014, representing a drop of CNY88 (US$14), or 9.37%, from CNY939 (US$145) in 2013. Sales of sulfur concentrates decreased by CNY0.35 million (US$0.05 million), or 19.55%, from CNY1.79 million (US$0.28 million) in 2013 to CNY1.44 million (US$0.22 million) in 2014. We sold 5,150 tonnes of sulfur concentrates in 2014, representing a decrease of 659 tonnes, or 11.34% from 5,809 tonnes in 2013. The average selling price of sulfur concentrates decreased by CNY27 (US$5) per tonne, or 8.77%, from CNY308 (US$47) in 2013 to CNY281 (US$43) in 2014.

Gross profit for the year ended December 31, 2014 decreased to CNY1.74 million (US$0.27 million) with a gross profit margin of 20.95%, compared to CNY16.26 million (US$2.50 million) with a gross profit margin of 39.31% for the year ended December 31, 2013. The approximately CNY14.52 million (US$2.24 million), or 89.30%, drop in gross profit, was mainly due to the decline in selling prices and production volume of iron concentrates compared to the prior year.

The gross profit or gross profit margin on sales of iron for the year ended December 31, 2014 was CNY1.81 million (US$0.28 million), or approximately 26.32%, compared to CNY16.11 million (US$2.48 million), or 40.70% for the same period in 2013. The drop in gross profit was primarily caused by the decline in both the volume sold and selling price of iron concentrates.

The gross loss was CNY0.07 million (US$0.01 million) on sales of sulfur concentrates for the year ended December 31, 2014, as compared to a gross profit of CNY0.12 million (US$0.02 million) for the same period in 2013. The decrease in gross profit was primarily caused by the drop in both volume sold and selling price of sulfur concentrates.

Administrative Expenses

2015 vs 2014

Administrative expenses are mainly comprised of salaries and staff welfare expenses, contribution to retirement fund, termination benefit, utilities, depreciation expenses, legal and professional fees, travel and entertainment expenses, losses on suspension of production and office expenses.

Administrative expenses in 2015 increased by CNY6.67 million (US$1.03 million), or 54.54% to CNY18.89 million (US$2.91 million) from CNY12.23 million (US$1.88 million) in 2014. The increase in administrative expenses was primarily caused by the termination benefit arising from the streamlined exercise and the temporary suspension of extraction activities in late December 2015.

2014 vs 2013

Administrative expenses in 2014 decreased by CNY5.68 million (US$0.87 million), or 31.71% to CNY12.23 million (US$1.88 million) from CNY17.91 million (US$2.76 million) in 2013. The decrease in administrative expenses was primarily caused by the reduction in legal and professional fees as there were no further Spin-Off expenses incurred in 2014.

Impairment Loss on Property, Plant and Equipment

An impairment loss on property, plant and equipment of CNY7.54 million (US$1.16 million) was made for 2015, compared to CNY8.07 million (US$1.24 million) was made for 2014 in connection with the price decline of iron concentrates in the period. The recoverable value of Yangchong Mine was determined based on the mine’s value-in-use (“VIU”) using pre-tax cash flow projections, adopting certain assumptions based on the mine’s past performance and our expectations on market development, applying an pre-tax discount rate of 16.00%.

There was no impairment loss in 2013.

Write-down/(Reversal of write-down) of Inventories to Net Realizable Value, net

The reversal of write-down of inventories to net realizable value of CNY5.47 million (US$0.84 million) was recorded in 2015 along with the sales of finish goods which has been provided write-down of CNY11.12 million (US$1.71 million) previously. CNY5.65 million (US$0.87 million) written-down of inventories was provided in 2015, as compared to CNY9.30 million (US$1.43 million) provided in 2014, the decrease was mainly caused by the decrease of inventory balances as of December 31, 2015 as compared to December 31, 2014.

There was no write-down of inventories to net realizable value in 2013.

Other Operating Income (Expenses), net

2015 vs 2014

Other operating income in 2015 mainly represented the government grants for enterprise development of a monitoring system at Yangchong Mine.

2014 vs 2013

Other operating income in 2014 mainly represented consulting income. There was no mine recovery fee in 2014.

Non-operating Income (Expenses), net

2015 vs 2014

There was no material fluctuation in the non-operating income (expenses), net of CNY0.11 million (US$0.02 million) in 2015 as compared to CNY0.22 million (US$0.03 million) in 2014.

2014 vs 2013

There was no material fluctuation in the non-operating income (expenses), net of CNY0.22 million (US$0.03 million) in 2014 as compared to CNY0.17 million (US$0.03 million) in 2013.

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

2015 vs 2014

Income tax expenses decreased  from CNY6.84 million (US$1.05 million) in 2014 to CNY1.50 million (US$0.23 million) in 2015. The decrease was mainly contributed by (i) the income tax expenses amounting to CNY3.53 million (US$0.54 million) attributable to the profit distribution by Wuhu Mining in 2014; and (ii) the deferred tax expenses amounting to CNY1.53 million (US$0.24 million) arising from the valuation allowance of deferred tax assets of Wuhu Mining in 2014, no deferred tax expenses were recognized in 2015.

2014 vs 2013

Income tax expenses increased  from CNY2.14 million (US$0.33 million) in 2013 to CNY6.84 million (US$1.05 million) in 2014. The increase was mainly contributed by (i) the income tax expenses amounting to CNY3.53 million (US$0.54 million) attributable to the profit distribution by Wuhu Mining in 2014; and (ii) the deferred tax expenses amounting to CNY1.53 million (US$0.24 million) arising from the valuation allowance of deferred tax assets of Wuhu Mining.

Profit/(Loss) from the Continuing Operations

2015 vs 2014

Loss from continuing operations increased from CNY33.22 million (US$5.12 million) in 2014 to CNY35.51 million (US$5.47 million) in 2015. The increased loss was mainly due to (i) a CNY15.33 million (US$2.36 million) decrease in gross profit compared to the year ended December 31, 2014; and (ii) the termination benefit from the streamline operation amounting to CNY5.51 million (US$0.85 million) in 2015, partially offset by (i) the decrease of income tax expenses amounting to CNY5.34 million (US$0.82 million) attributable to the profit distribution by Wuhu Mining in 2014; and (ii) a  CNY14.77 million (US$2.28 million) decrease  in write-down of inventories to net realizable value compared to the year ended December 31, 2014.

2014 vs 2013

Loss from continuing operations increased from CNY1.29 million (US$0.20 million) in 2013 to CNY33.22 million (US$5.12 million) in 2014. The increased loss was mainly due to (i) a CNY14.52 million (US$2.24 million) decrease in gross profit compared to the year ended December 31, 2013; and (ii) the impairment loss on property, plant and equipment amounting to CNY8.07 million (US$1.24 million) and the write down of inventory amounting to CNY9.30 million (US$1.43 million) in 2014.

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

Depreciation is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset. Estimated useful lives are as follows:

Non-mining related buildings	15 - 35 years
Non-mining related machinery and equipment	3 - 15 years
Motor vehicles	4 - 8 years

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

Changes in Accounting Policy and Disclosures

The Group has adopted the following new and revised standards for the first time for the current year's financial statements.

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions
Annual Improvements 2010-2012 Cycle	Amendments to a number of IFRSs
Annual Improvements 2011-2013 Cycle	Amendments to a number of IFRSs

The nature and the impact of each amendment is described below:

(a)

Amendments to IAS 19 apply to contributions from employees or third parties to defined benefit plans. The amendments simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction of service cost in the period in which the related service is rendered. The amendments have had no impact on the Group as the Group does not have defined benefit plans.

(b)

The Annual Improvements to IFRSs 2010-2012 Cycle issued in December 2013 sets out amendments to a number of IFRSs. Details of the amendments that are effective for the current year are as follows:

IFRS 8 Operating Segments: Clarifies that an entity must disclose the judgments made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that a reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker. The amendments have had no impact on the Group.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: Clarifies the treatment of the gross carrying amount and accumulated depreciation or amortization of revalued items of property, plant and equipment and intangible assets. The amendments have had no impact on the Group as the Group does not apply the revaluation model for the measurement of these assets.

IAS 24 Related Party Disclosures: Clarifies that a management entity (i.e., an entity that provides key management personnel services) is a related party subject to related party disclosure requirements. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendment has had no impact on the Group as the Group does not receive any management services from other entities.

(c)

The Annual Improvements to IFRSs 2011-2013 Cycle issued in December 2013 sets out amendments to a number of IFRSs. Details of the amendments that are effective for the current year are as follows:

IFRS 3 Business Combinations: Clarifies that joint arrangements but not joint ventures are outside the scope of IFRS 3 and the scope exception applies only to the accounting in the financial statements of the joint arrangement itself. The amendment is applied prospectively. The amendment has had no impact on the Group as the Company is not a joint arrangement and the Group did not form any joint arrangement during the year.

IFRS 13 Fair Value Measurement: Clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 or IAS 39 as applicable. The amendment is applied prospectively from the beginning of the annual period in which IFRS 13 was initially applied. The amendment has had no impact on the Group as the Group does not apply the portfolio exception in IFRS 13.

IAS 40 Investment Property: Clarifies that IFRS 3, instead of the description of ancillary services in IAS 40 which differentiates between investment property and owner-occupied property, is used to determine if the transaction is a purchase of an asset or a business combination. The amendment is applied prospectively for acquisitions of investment properties. The amendment has had no impact on the Group as the Group has no investment properties.

Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the current year's financial statements:

IFRS 9	Financial Instruments[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[6]
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[1]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[1]
IFRS 14	Regulatory Deferral Accounts[5]
IFRS 15	Revenue from Contracts with Customers[3]
IFRS 16	Leases[4]
Amendments to IAS 1	Disclosure Initiative[1]
Amendments to IAS 7	Disclosure Initiative [2]
Amendments to IAS 12	Deferred Tax: Recovery of Underlying Assets [2]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization[1]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[1]

Amendments to IAS 27	Equity Method in Separate Financial Statements[1]
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs[1]
———————

1

Effective for annual periods beginning on or after January 1, 2016

2

Effective for annual periods beginning on or after January 1, 2017

3

Effective for annual periods beginning on or after January 1, 2018

4

Effective for annual periods beginning on or after January 1, 2019

5

Effective for an entity that first adopts IFRSs for its annual financial statements beginning on or after 1 January 2016 and therefore is not applicable to the Group

6

In December 2015, the IASB postponed the effective date indefinitely pending the outcome of its research project on the equity method of accounting

Further information about those changes that are expected to be applicable to the Group is as follows:

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from January 1, 2018. The Group expects that the adoption of IFRS 9 will have an impact on the classification and measurement of the Group’s financial assets and is currently assessing the impact.

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

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. The Group expects to adopt IFRS 15 on January 1, 2018 and is currently assessing the impact of IFRS 15 upon adoption.

Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements. The amendments clarify:

(i)

the materiality requirements in IAS 1;

(ii)

that specific line items in the statement of profit or loss and the statement of financial position may be disaggregated;

(iii)

that entities have flexibility as to the order in which they present the notes to financial statements; and

(iv)

that the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of profit or loss. The Group expects to adopt the amendments from January 1, 2016. The amendments are not expected to have any significant impact on the Group’s financial statements.

The amendments to IAS 7 require that an entity disclose, as necessary, the following changes in liabilities arising from financing activities: (a) changes from financing cash flows; (b) changes arising from obtaining or losing control of subsidiaries or other businesses; (c) the effect of changes in foreign exchange rates; (d) changes in fair values; and (e) other changes. The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities.” The amendments indicate that the new disclosure requirements also apply to changes in financial assets that meet this definition. The amendments state that one way to meet the new disclosure requirements is to provide “a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.” The Group expects to adopt the amendment on January 1, 2017 and is currently assessing the impact upon adoption.

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

The IASB issued IFRS 16 Leases on January 13, 2016. The scope of the new standard includes leases of all assets, with certain exceptions. A lease is defined as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions) in a similar way to finance leases under IAS 17.  Lessees recognize a liability to pay rentals with a corresponding asset, and recognize interest expense and depreciation separately. The new standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computer) and short-term leases (i.e., leases with a lease term of 12 months or less). Reassessment of certain key considerations (e.g., lease term, variable rents based on an index or rate, discount rate) by the lessee is required upon certain events. Lessor accounting is substantially the same as today’s lessor accounting, using IAS 17’s dual classification approach. Early application is permitted, but not before an entity applies IFRS 15. The new standard permits a lessee to choose either a full retrospective or a modified retrospective transition approach. The new standard’s transition provisions permit certain reliefs. The Group expects to adopt IFRS 16 on January 1, 2019 and is currently assessing the impact of IFRS 16 upon adoption.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash and non-interest bearing loans from the Shareholder and its affiliates. Due to the temporary suspension of mineral extraction at Yangchong Mine, the Company’s sole non-ferrous mine, it can be expected that the availability of internally generated funds to sustain operations will decrease until the resumption of mining or the infusion of other revenue-generating assets. In order to curtail costs and to the extent deemed necessary, we have laid-off personel and entered into related severance agreements with the affected employees. However, during the temporary suspension the Company will continue to incur operating expenses, albeit to a lesser extent than prior to the suspension, for various functions including maintenance of normal backup systems, mine maintenance, exploration activities, mine safety maintenance and inventory sales. Feishang Group, an affiliate of the Shareholder, has confirmed that the balance due to Feishang Group as at December 31, 2015 is not required to be settled in the ensuing 12 months.

See Item 5.F. for a summary of our contractual obligations for future cash payments at December 31, 2015.

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

As of December 31, 2015, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY19,186	19,186	2,956
HK$14,213	11,905	1,834
US$269	1,749	269
Total	32,840	5,059

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

The following table sets forth the Company’s cash flow for each of the three years ended December 31, 2013, 2014 and 2015 including cash flows from discontinued operations:

	Years Ended December 31,
	2013	2014	2015
	CNY'000	CNY'000	CNY'000
Cash and cash equivalent at beginning of year	210,944	223,474	48,263
Net cash used in operating activities	(149,555)	(60,214)	(11,385)
Net cash used in investing activities	(296,701)	(39,753)	(5,021)
Net cash provided by/(used in) financing activities	462,197	(75,784)	(1,415)
Net (decrease) increase in cash	15,941	(175,751)	(17,821)
Effect of exchange rate changes on cash	(3,411)	540	2,398
Cash and cash equivalent at end of year	*223,474	48,263	32,840

——————

*

Include cash and cash equivalent attributable to a discontinued operation amounting to CNY146,883 (US$22,626).

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Years Ended December 31,
	2013	2014	2015
Current ratio	1.17x	1.65x	0.63x
Working capital (CNY'000)	429,067	24,697	(21,890)
Gearing ratio	—	—	—

2015 vs 2014

Net cash used by operating activities was CNY11.39 million (US$1.75 million) in 2015 and CNY60.21 million (US$9.27 million) in 2014. They were mainly caused by the operating losses for the corresponding years.

Net cash used in investing activities was CNY5.02 million (US$0.77 million) in 2015, as compared with CNY39.75 million (US$6.12 million) in 2014. The net cash used in investing activities was primarily comprised of the payment for the acquisition of property and equipment.

Net cash used in financing activities was CNY1.42 million (US$0.22 million) in 2015, as compared with CNY75.78 million (US$11.67 million) net cash provided in 2014. The net cash used in financing activities was primarily comprised of the net repayment to the related parties.

2014 vs 2013

Net cash used by operating activities was CNY60.21 million (US$9.27 million) in 2014 and CNY149.56 million (US$23.04 million) in 2013. They were mainly caused by the operating losses for the corresponding years. The net cash used in 2013 included CNY150.10 million (US$23.12 million) by the discontinued Coal segment spun off on January 22, 2014.

Net cash used in investing activities was CNY39.75 million (US$6.12 million) in 2014, as compared with CNY296.70 million (US$45.70 million) in 2013. The net cash used in investing activities was primarily comprised of the payment for the acquisition of property and equipment, including CNY293.39 million (US$45.19 million) for the year of 2013 by the discontinued Coal segment spun off on January 22, 2014.

Net cash used in financing activities was CNY75.78 million (US$11.67 million) in 2014, as compared with CNY462.20 million (US$71.20 million) net cash provided in 2013. The net cash used in financing activities in 2014 was primarily comprised of the net cash paid during the distribution of CHNR's 100% equity interest of Feishang Anthracite amounting to CNY96.81 million (US$14.91 million), partly offset by the net proceeds from interest-bearing loans amounting to CNY35.00 million (US$5.39 million). The net cash provided in financing activities in 2013 was primarily comprised of the net cash provided by the discontinued Coal segment spun off on January 22, 2014.

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

Except as disclosed above, there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2013, 2014 and 2015. The Company believes that its internally generated funds will be sufficient to satisfy its anticipated working capital needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures ahead in the event of additional acquisitions.

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

As of December 31, 2015, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

Contractual Obligations as at December 31, 2015	Payments due by period
	Total	2016	2017-2018	2019-2020	Later years
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Operating lease obligations	362	362	—	—	—
Assets retirement obligations	4,639	—	—	—	4,639
Total	5,001	362	—	—	4,639

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Executive Officers and Directors

The following table identifies the current directors and executive officers of the Company, and sets forth their ages and positions with the Company:

Name	Age	Position

Li Feilie	50	Chairman of the Board of Directors and Chief Executive Officer
Tam Cheuk Ho	53	Director
Wong Wah On Edward	52	Director
Lam Kwan Sing	46	Non-employee Director
Ng Kin Sing	53	Non-employee Director
Yip Wing Hang	49	Non-employee Director
Yue Ming Wai Bonaventure	48	Chief Financial Officer and Corporate Secretary

Mr. Li Feilie was appointed as a director, Chief Executive Officer and Chairman of the Board in February 2006 following consummation of the acquisition of Feishang Mining. He has served as a director of Feishang Anthracite since January 2010, its Chairman since December 2013, and its Chief Executive Officer from December 2013 to March 2016. Mr. Li has served as a director of Feishang Mining since September 2004. He served as director of Wuhu Feishang from December 2001 to July 2011. Mr. Li has been the chairman of Feishang Enterprise, WFID and Wuhu Port Co., Ltd., companies beneficially owned by him, since June 2000, from December 2001 to July 2011 and since October 2002, respectively. He also served as director of Pingxiang Iron & Steel Co., Limited from July 2003 to December 2012. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from Peking University with a Bachelor’s degree and a Master’s degree in Economics.

Mr. Tam Cheuk Ho was appointed as a director in April 2015. Mr. Tam has served as the director of Feishang Anthracite since February 2013. He served as a director of the Company from December 1993 to December 1994 and from December 1997 to January 2014. He was also the chief financial officer and executive vice president of the Company, from December 2004 to January 2008, and from January 2008 to January 2014, respectively. He served as the chief financial officer and a director of China Resources from December 1994 to December 2004. From July 1984 through December 1991, he worked at Ernst & Young, Hong Kong where his most recent position was audit manager, and from February 1992 through September 1992, as financial controller of China Nuclear Industry 23 International Corporation Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992 through December 1994, Mr. Tam was finance director of Hong Wah (Holdings) Limited. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practising) in Hong Kong. He holds a Bachelor of Business Administration degree from the Chinese University of Hong Kong.

Mr. Wong Wah On Edward was appointed as a director in April 2015. Mr. Wong has served as the director of Feishang Anthracite since February 2013. He served as a director of the Company from January 1999 to January 2014, as its financial controller from December 2004 to January 2008, as its secretary from February 1999 to January 2014, and as its chief financial officer from January 2008 to January 2014. He served as secretary, financial controller and a director of China Resources from December 1997 to December 2004. Mr. Wong is also an independent non-executive director of Quali-Smart Holdings Limited, a company listed in Hong Kong since September 2015. From July 1988 through October 1992, he worked at Ernst & Young, Hong Kong where his most recent position was audit supervisor. From October 1992 through December 1994, Mr. Wong was the deputy finance director of Hong Wah (Holdings) Limited. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate member of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practising) in Hong Kong.

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

Mr. Yip Wing Hang has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since June 2006, and a member of its compensation committee since November 2007. From October 2010 to present, Mr. Yip has been the marketing director of Athena Financial Services Limited where he is responsible for the sale and distribution of financial products. From February 2002 to September 2010, he was the marketing director of Hantec Investment Consultant Limited. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. Mr. Yip holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

Mr. Yue Ming Wai Bonaventure was appointed as the Chief Financial Officer and Corporate Secretary in April 2015. Mr. Yue has been the chief financial officer and the company secretary of Feishang Anthracite since January 2014. He served as the financial controller of the Company from April 2008 to January 2014. From July 1990 to December 1992, Mr. Yue worked in the audit department of Ernst & Young, Hong Kong. From December 1992 to August 1993, he worked as an accountant in Sun Hung Kai & Co. Limited, a company listed in Hong Kong. From January 1995 to August 1996, he was the assistant financial controller and the company secretary of Nam Hing Holdings Limited, a company listed in Hong Kong. From August 1996 to April 1998, Mr. Yue served as an accounting manager of Leading Spirit (Holdings) Company Limited, a company then listed in Hong Kong. From November 1998 through April 2003, Mr. Yue was an associate director of a private registered investment advisory company. From April 2003 through October 2007, he served as the chief financial officer and the company secretary of a public manufacturing company. He has also served as a director of a private company engaging in the provision of corporate services since March 2003. From September 2007 to April 2008, Mr. Yue was the financial controller of Enerchina Holdings Limited, a listed company in Hong Kong. He has also been appointed as the company secretary of Feishang Non-metal Materials Technology Limited, a related company listed on the Growth Enterprise Market of Hong Kong since July 2015, and an independent non-executive director of A.Plus Group Holdings Limited, a company listed on the Growth Enterprise Market of Hong Kong since March 2016. Mr. Yue graduated from Hong Kong Baptist University with a Bachelor of Business Administration degree and was awarded a Master of Science degree in accounting and finance from the University of Manchester. He is a fellow member of the Hong Kong Institute of Chartered Secretaries, the Hong Kong Institute of Certified Public Accountants, and the Institute of Chartered Accountants in England & Wales. Mr. Yue is also a member of Chartered Accountants Australia & New Zealand, and a member accredited in business valuation of the American Institute of Certified Public Accountants.

Key Employees

The following table identifies the senior management of the metal segment, and his age and position with the Company:

Name	Age	Position

Xu Chengyin	54	Director and General Manager of Wuhu Feishang

Mr. Xu obtained graduate certificates in heavy metal smelting from Changsha Metallurgical Industry School in July 1981, industrial enterprise management from Wuhu Branch of the Economic Management Correspondence United Institute in December 1988 and economic management from Correspondence Institute of the Party School of the Central Committee of the Communist Party of China in December 1999. Mr. Xu was awarded the qualifications of smelting engineer by Wuhu City Title Reform Leading Committee in September 1993, senior economist by Wuhu City Personnel Bureau in January 2009 and senior professional manager by Research Center for Professional Managers in March 2010. Prior to joining Wuhu Feishang, Mr. Xu was the Deputy General Manager of Anhui Xinke New Materials Co., Ltd., which is a China “A” share listed company. Mr. Xu has more than twenty years experience in the metal smelting industry. Mr. Xu Chengyin has been the Director and General Manager of Wuhu Feishang since November 2011. He has been the chairman, executive director and chief executive officer of Feishang Non-metal Materials Technology Limited, a related company listed on the Growth Enterprise Market of Hong Kong since July 2015.

Family Relationships

Except as set forth above, there are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management.

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2015, to each of the individuals identified in Item 6(A) above.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/ share)	Expiration date
Directors and Officers
Li Feilie	1	—	—	—
Tam Cheuk Ho	1	—	—	—
Wong Wah On Edward	1	—	—	—
Yue Ming Wai Bonaventure	1	—	—	—
Lam Kwan Sing	7,692	—	—	—
Ng Kin Sing	7,692	—	—	—
Yip Wing Hang	7,692	—	—	—
Senior Management
Xu Chengyin*	16,664	—	—	—

* On January 8, 2016, Mr. Xu Chengyin resigned as general manager of Wuhu Feishang and Mr. Li Suming, the director and duputy general manager of Wuhu Feishang, was appointed as the general manager of Wuhu Feishang.

The Company and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to the Company’s officers.

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

 There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive directors. For each of the three years ended December 31, 2015, no increases in cash compensation were determined by the Compensation Committee under the Service Agreements, and we paid or accrued $nil, $nil and $nil, respectively, for cash compensation to our executive officers for their services as such.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2015:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2003 Equity Compensation Plan	—	N/A	—
2014 Equity Compensation Plan	—	N/A	4,982,183
Equity compensation plans not approved by security holders	—	N/A	—
Total	—	N/A	4,982,183

Stock Option Plans

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

In April 2015, Ms. Ma Sin Ling and Ms. Woo Ming Yee resigned as Class III directors and Messrs. Tam Cheuk Ho and Wong Wah On Edward were appointed as Class III directors to fill the vacancies created by the resignations of Ms. Ma and Ms. Woo. The resignations of Ms. Ma and Ms. Woo did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

At the annual meeting of shareholders in 2015, Messrs. Lam Kwan Sing and Yip Wing Hang were elected to serve as Class II directors until immediately following the annual meeting to be held in 2018 and until their successors have been duly elected and qualified. Messrs. Li Feilie and Ng Kin Sing serve as Class I directors until immediately following the annual meeting to be held in 2017 and until their successors have been duly elected and qualified. Messrs. Tam Cheuk Ho and Wong Wah On Edward serve as Class III directors until immediately following the annual meeting to be held in 2016 and until their successors have been duly elected and qualified.

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

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000 (US$641). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. During the fiscal year ended December 31, 2015, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

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

D.

Employees

As of December 31, 2015 (a) mining operations employed 117 persons on a full time basis, and (b) the corporate segment employed seven persons on a full time basis. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees (excluding the discontinued coal mine segment) at the end of each of the past two financial years, including their principal category of activity and geographic location.

		Years Ended December 31,
		2014	2015

Hong Kong	Accounting, administration and management	3	3
		3	3

The PRC	Accounting, administration and management	38	18
	Sales and quality inspection	5	5
	Purchasing and supplies	12	8
	Production	217	76
	Cashier	1	1
	Others	27	13
		300	121

Total		303	124

E.

Share Ownership

The following table sets forth, as of April 22, 2016, the share ownership of the Company’s common shares by each of our directors, executive officers and key employees.

As of April 22, 2016, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of April 22, 2016, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

As of April 22, 2016, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

Significant Changes in Ownership

The Company was advised that in December 2014, Rosetta Stone Capital Limited, whose 2,250,000 shares then represented approximately 9.03% of the Company’s outstanding shares, disposed of its shares to two unrelated third parties. There have been no other significant changes in the percentage ownership held by any major shareholder during the past three years.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of December 31, 2015, on that date our common shares were held of record by approximately 173 persons, 149 of whom, who held approximately 28.9% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge, (a) there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company and (b) except as otherwise disclosed in this Annual Report, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2013	2014	2015
	CNY’000	CNY’000	CNY’000
CHNR’s payment of its share of office rental, rates and others to Anka Consultants Limited (“Anka”) (1)	1,502	920	918

———————

(1)

On July 1, 2008, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into a license agreement in respect of the Company’s head office in Hong Kong. The total area of the office was approximately 368 square meters in which the Company shared 238 square meters. The license agreement also provided that the Company shared certain costs and expenses in connection with its use of the office, in addition to accounting and secretarial services and day-to-day office administration provided by Anka. On September 1, 2013, the Company and Feishang Anthracite entered into new license agreements with Anka, respectively. Pursuant to the new agreements, the Company and Feishang Anthracite share the office premises consisting of 238 square metres on an equal basis. The agreements also provide that the Company and Feishang Anthracite shall share certain costs and expenses in connection with their use of the office. In addition, Anka continues to provide accounting and secretarial services and day-to-day office administration to the Company. The initial term of the agreements was from September 1, 2013 to June 30, 2014 and shall be effective for all subsequent extension of leases. The lease was extended for 2 years from July 1, 2014 to June 30, 2016.

Balances with Related Parties

		As of December 31,
	2013	2014	2015
	CNY’000	CNY’000	CNY’000
Payables to related parties
Feishang Enterprise (1)	6,453	—	3,932
Feishang Group (2)	197,062	15,374	11,752

———————

(1)

Payable to Feishang Enterprise by Feishang Management for the net amount of a loan from Feishang Enterprise. The balance is unsecured, interest-free. The balance is not repayable within one year as of December 31, 2014. The balance is repayable when funds are available as of December 31, 2015.

(2)

Payable to Feishang Group for the acquisition of Feishang Anthracite. The balance is unsecured, interest-free and not repayable with in one year as of December 31, 2014. The balance is repayable when funds are available as of December 31, 2015.

Feishang Enterprise and Feishang Group are entities controlled by Mr. Li Feilie who is also an executive officer, director, and principal beneficial owner of the Company.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2013, 2014 and 2015 are included herewith as Appendix A and are incorporated herein by reference.

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

Period	High	Low

Fiscal Year ended:
December 31, 2015	$2.77	$1.26
December 31, 2014	$10.80	$1.89
December 31, 2013	$6.18	$3.15
December 31, 2012	$9.06	$3.61
December 31, 2011	$17.05	$6.80

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2014 and 2015. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

2015 Fiscal Year, quarter ended:
March 31, 2015	$2.77	$1.55
June 30, 2015	$2.61	$1.60
September 30, 2015	$2.26	$1.26
December 31, 2015	$2.34	$1.27

2014 Fiscal Year, quarter ended:
March 31, 2014	$10.80	$4.20
June 30, 2014	$4.30	$3.21
September 30, 2014	$4.55	$3.24
December 31, 2014	$3.65	$1.89

The following table sets forth the monthly high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this Annual Report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Month Ended:
March 31, 2016	$2.58	$1.03
February 29, 2016	$0.99	$0.75
January 31, 2016	$1.41	$0.88
December 31, 2015	$1.85	$1.37
November 30, 2015	$2.13	$1.56
October 31, 2015	$2.34	$1.27

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

Material Contracts

Other than contracts entered into the ordinary course of business, during the two preceding fiscal years the Company has entered into the following material contracts (which are included as exhibits to this Annual Report):

•

Sales and Purchase Master Contract dated January 1, 2014 by and between Anhui Tianchen Renewable Resource Co., Ltd. and Wuhu Feishang.

•

Sales and Purchase Master Contract dated January 1, 2015 by and between Fanchang County Jinfeng Mining Ltd. and Wuhu Feishang.

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

The following table sets forth the sensitivity analysis of the commodity price change to the Company’s sales revenue and gross profit:

	2015	Iron Price		Zinc Price
	Actual	10%	-10%	10%	-10%
	(CNY in millions, except percentage)
Total Sale	18.34	1.69	(1.69)	0.11	(0.11)
% Change		9.21	(9.21)	0.60	(0.60)

Gross Profit	(13.59)	1.69	(1.69)	0.11	(0.11)
% Change		(12.41)	12.41	(0.77)	0.77

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2015, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2015, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the COSO criteria). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2015, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2015 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

We have adopted a Code of Ethics that is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics is incorporated by reference as an exhibit to this Annual Report.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services provided by Ernst & Young, our former independent registered public accounting firm, for fiscal 2014, and the fees that we paid for audit services provided by Ernst & Young Hua Ming LLP for fiscal year 2015.

	Fiscal 2014	Fiscal 2015

Audit Fees	US$128,918	US$123,234
Audit-Related Fees	US$4,000	—
Tax Fees	—	—
All Other Fees	—	—

Total	US$132,918	US$123,234

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The amount in 2014 represented the auditor’s remuneration for the services provided in review of the Company’s Form F-3.

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst & Young Hua Ming LLP with respect to fiscal year 2015 were approved by the Audit Committee.

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

Information in response to this Item has been previously reported.

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

ITEM 18.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Reports of Independent Registered Public Accounting Firm, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2014 and 2015

b.

Consolidated statements of profit or loss for the years ended December 31, 2013, 2014 and 2015

c.

Consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015

d.

Consolidated statements of changes in equity for the years ended December 31, 2013, 2014 and 2015

e.

Consolidated statements of cash flows for the years ended December 31, 2013, 2014 and 2015

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

4.13

Sales and Purchase Master Contract dated January 1, 2014 by and between Anhui Tianchen Renewable Resource Co., Ltd. And Wuhu Feishang Mining Development Co., Ltd. (included as Exhibit 4.14 to the Annual Report on Form 20-F furnished April 27, 2015, and incorporated herein by reference).

4.14	2014 Equity Compensation Plan (included as Annex A of Exhibit 99.1 to the Current Report on Form 6-K furnished August 13, 2014, and incorporated herein by reference).
4.15

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

4.17	Sales and Purchase Master Contract dated January 1, 2015 by and between Fanchang County Jinfeng Mining Ltd. And Wuhu Feishang Mining Development Co., Ltd. (filed herewith).
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2015 (contained in Financial Statements filed herewith).
7	Computation of Ratios for Fiscal Years ended December 31, 2013, 2014 and 2015 (filed herewith).
8	Subsidiaries of the Registrant (filed herewith).
11	Code of Ethics (included as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Ernst & Young Hua Ming LLP to incorporation of audit report dated April 28, 2016 into registration statement on Form F-3 (SEC File No. 333-197278) (filed herewith)
15.2	Consent of Ernst & Young to incorporation of audit report dated April 27, 2015 into registration statement on Form F-3 (SEC File No. 333-197278) (filed herewith)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: April 28, 2016	By:	/s/ LI FEILIE
Li Feilie, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms, together with consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2014 and 2015

b.

Consolidated statements of profit or loss for the years ended December 31, 2013, 2014 and 2015

c.

Consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015

d.

Consolidated statements of changes in equity for the years ended December 31, 2013, 2014 and 2015

e.

Consolidated statements of cash flows for the years ended December 31, 2013, 2014 and 2015

f.

Notes to consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Pages

Report of independent registered public accounting firm	F-2 – F-3

Consolidated statements of financial position	F-4 – F-5

Consolidated statements of profit or loss	F-6 – F-7

Consolidated statements of comprehensive income	F-8

Consolidated statements of changes in equity	F-9

Consolidated statements of cash flows	F-10 – F-11

Notes to consolidated financial statements	F-12 – F-56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited the accompanying consolidated statement of financial position of China Natural Resources, Inc. (the “Company”) as of December 31, 2015, and the related consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited the accompanying consolidated statement of financial position of China Natural Resources, Inc. (the “Company”) as of December 31, 2014, and the related consolidated statements of profit or loss, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Hong Kong

April 27, 2015

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2014 AND 2015

(Amounts in thousands)

		December 31,
		2014	2015	2015
	Notes	CNY	CNY	US$
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	4	13,632	10,296	1,586
Rehabilitation fund	5	3,850	3,957	610
Prepayments		30	—	—

TOTAL NON-CURRENT ASSETS		17,512	14,253	2,196

CURRENT ASSETS
Inventories	6	13,511	3,923	604
Prepayments		136	136	21
Other receivables		614	488	75
Cash and cash equivalents		48,263	32,840	5,059

TOTAL CURRENT ASSETS		62,524	37,387	5,759

TOTAL ASSETS		80,036	51,640	7,955

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

DECEMBER 31, 2014 AND 2015

(Amounts in thousands)

		December 31,
		2014	2015	2015
	Notes	CNY	CNY	US$
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	7	1,462	921	142
Other payables and accrued liabilities	8	16,151	20,097	3,096
Taxes payable		20,214	22,288	3,433
Due to a related company	20	—	3,932	606
Due to the Shareholder	20	—	11,752	1,810
Deferred income	9	—	287	44

TOTAL CURRENT LIABILITIES		37,827	59,277	9,131

NON-CURRENT LIABILITIES
Due to the Shareholder	20	15,374	—	—
Asset retirement obligations	10	4,221	4,639	715

TOTAL NON-CURRENT LIABILITIES		19,595	4,639	715

TOTAL LIABILITIES		57,422	63,916	9,846

EQUITY / (DEFICIENCY IN ASSETS)
Issued capital	21	312,081	312,081	48,074
Other capital reserves	21	636,960	636,960	98,119
Reserves		58,171	63,607	9,798
Accumulated losses		(980,085)	(1,021,028)	(157,282)
Other comprehensive loss		(4,513)	(3,896)	(600)

TOTAL EQUITY / (DEFICIENCY IN ASSETS)		22,614	(12,276)	(1,891)

TOTAL LIABILITIES AND EQUITY / (DEFICIENCY IN ASSETS)		80,036	51,640	7,955

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2013	2014	2015	2015
	Notes	CNY	CNY	CNY	US$

CONTINUING OPERATIONS
Revenues	11	41,360	8,303	18,342	2,825
Cost of sales	12	(25,101)	(6,563)	(31,936)	(4,919)
Gross profit / (loss)		16,259	1,740	(13,594)	(2,094)
Selling and distribution expenses		(124)	(80)	(31)	(5)
Administrative expenses		(17,906)	(12,226)	(18,894)	(2,910)
Impairment loss on property, plant and equipment	15	—	(8,065)	(7,542)	(1,162)
Write-down/(Reversal of write-down) of inventories to net realizable value, net	15	—	(9,299)	5,474	843
Other operating (expenses) / income, net		(1,104)	554	412	63

OPERATING LOSS		(2,875)	(27,376)	(34,175)	(5,265)

Finance costs	13	(360)	(392)	(424)	(65)
Foreign exchange difference, net		2,445	—	(354)	(55)
Interest income		1,814	1,602	1,056	163
Non-operating expenses, net	14	(167)	(218)	(106)	(17)

PROFIT / (LOSS) BEFORE INCOME TAX FROM CONTINUING OPERATIONS	15	857	(26,384)	(34,003)	(5,239)

INCOME TAX EXPENSE	17	(2,142)	(6,839)	(1,504)	(232)

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS		(1,285)	(33,223)	(35,507)	(5,471)

DISCONTINUED OPERATIONS
Loss for the year from discontinued operations, net of tax	3	(334,537)	(10,708)	—	—

LOSS FOR THE YEAR		(335,822)	(43,931)	(35,507)	(5,471)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations		(1,285)	(33,223)	(35,507)	(5,471)
From discontinued operations		(334,119)	(9,925)	—	—
		(335,404)	(43,148)	(35,507)	(5,471)
Non-controlling interests
From continuing operations		—	—	—	—
From discontinued operations		(418)	(783)	—	—
		(418)	(783)	—	—

		(335,822)	(43,931)	(35,507)	(5,471)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2013	2014	2015	2015
	Notes	CNY	CNY	CNY	US$

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from continuing operations	18	(0.05)	(1.33)	(1.43)	(0.22)
- For loss from discontinued operations	18	(13.41)	(0.40)	—	—
- Net loss per share		(13.46)	(1.73)	(1.43)	(0.22)

Diluted
- For loss from continuing operations	18	(0.05)	(1.33)	(1.43)	(0.22)
- For loss from discontinued operations	18	(13.41)	(0.40)	—	—
- Net loss per share		(13.46)	(1.73)	(1.43)	(0.22)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands)

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$

LOSS FOR THE YEAR	(335,822)	(43,931)	(35,507)	(5,471)

Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	3,445	(3,388)	617	95
Available-for-sale investments:
Changes in fair value	—	—	631	97
Reclassification adjustments for gains included in the
consolidated statement of profit or loss
-gain on disposal	—	—	(631)	(97)
Total other comprehensive income / (loss) for the year, net of tax	3,445	(3,388)	617	95

TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX	(332,377)	(47,319)	(34,890)	(5,376)

Attributable to:
Owners of the Company
From continuing operations	1,253	(36,626)	(34,890)	(5,376)
From discontinued operations	(333,212)	(9,910)	—	—
	(331,959)	(46,536)	(34,890)	(5,376)
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	(418)	(783)	—	—
	(418)	(783)	—	—

	(332,377)	(47,319)	(34,890)	(5,376)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands)

	Attributable to owners of the Company
	Issued capital (Note 21)	Other capital reserves	Reserves	Accumulated losses	Other Compre-hensive (loss) / income	Total	Non-controlling interests	Total
	CNY	CNY	CNY	CNY	CNY	CNY	CNY	CNY
At January 1, 2013	312,081	536,872	49,793	(443,001)	(2,811)	452,934	93,941	546,875
Loss for the year	—	—	—	(335,404)	—	(335,404)	(418)	(335,822)
Foreign currency translation adjustments	—	—	—	—	3,445	3,445	—	3,445
Total comprehensive (loss) / income	—	—	—	(335,404)	3,445	(331,959)	(418)	(332,377)
Deemed contribution from the Shareholder of the Company (Note 21(b))	—	41,020	—	—	—	41,020	—	41,020
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	3,266	(3,266)	—	—	—	—
At December 31, 2013	312,081	577,892	53,059	(781,671)	634	161,995	93,523	255,518
Loss for the year	—	—	—	(43,148)	—	(43,148)	(783)	(43,931)
Foreign currency translation adjustments	—	—	—	—	(3,388)	(3,388)	—	(3,388)
Total comprehensive loss	—	—	—	(43,148)	(3,388)	(46,536)	(783)	(47,319)
Deemed contribution from the Shareholder of the Company (Note 21(b))	—	59,068	—	—	—	59,068	—	59,068
Spin-Off of Feishang Anthracite Resources Limited (Note 3)	—	—	(7,244)	(142,910)	(1,759)	(151,913)	(92,740)	(244,653)
Appropriation of general reserve (Note 21(c))	—	—	3,925	(3,925)	—	—	—	—
Appropriation of enterprise expansion fund (Note 21(c))	—	—	3,925	(3,925)	—	—	—	—
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	4,506	(4,506)	—	—	—	—
At December 31, 2014	312,081	636,960	58,171	(980,085)	(4,513)	22,614	—	22,614
Loss for the year	—	—	—	(35,507)	—	(35,507)	—	(35,507)
Change in fair value of available-for-sale investments, net of tax	—	—	—	—	631	631	—	631
Reclassification adjustments for gains on diposal included in the consolidated statement of profit or loss	—	—	—	—	(631)	(631)	—	(631)
Foreign currency translation adjustments	—	—	—	—	617	617	—	617
Total comprehensive (loss) / income	—	—	—	(35,507)	617	(34,890)	—	(34,890)
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	5,436	(5,436)	—	—	—	—
At December 31, 2015	312,081	636,960	63,607	(1,021,028)	(3,896)	(12,276)	—	(12,276)
At December 31, 2015 (US$)	48,074	98,119	9,798	(157,282)	(600)	(1,891)	—	(1,891)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands)

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
OPERATING ACTIVITIES
Loss for the year
From continuing operations	(1,285)	(33,223)	(35,507)	(5,471)
From discontinued operations	(334,537)	(10,708)	—	—

Adjustments for:
Depreciation and amortization	27,502	9,115	1,830	282
Provision for impairment of property, plant and equipment	184,417	8,065	7,542	1,162
Provision for impairment of receivables	140	—	—	—
Loss / (Gain) on disposal of property, plant and equipment	—	35	(2)	—
Write-down/(Reversal of write-down) of inventories to net realizable value, net	—	9,299	(5,474)	(843)
Accretion expenses	1,070	447	418	64
Deferred income tax (benefit) / expense	(55,134)	2,098	—	—
Decrease in deferred income	—	—	(263)	(41)
Investment income realized from the available-for-sale investments	—	—	(631)	(97)
Changes in working capital:
Rehabilitation fund	(7,546)	3,368	(107)	(16)
Trade and bills receivables	(24,424)	17,889	—	—
Inventories	(687)	(20,564)	15,062	2,320
Prepayments	94	(136)	59	9
Other receivables	(22)	(2,683)	126	19
Trade payables	2,005	(13,683)	(434)	(67)
Other payables and accrued liabilities	45,036	(27,755)	3,922	605
Interest payable	3,763	2,526	—	—
Taxes payable	10,053	(4,304)	2,074	320

Net cash flows used in operating activities	(149,555)	(60,214)	(11,385)	(1,754)

INVESTING ACTIVITIES
Prepayment for purchase of a land use right	(12,243)	—	—	—
Purchases of property, plant and equipment	(288,350)	(54,239)	(6,247)	(962)
Net proceeds from disposal of property, plant and equipment	—	38	45	7
Advances to a related party	—	(159,553)	—	—
Repayments from related companies		170,243	—	—
Purchase of available-for-sale investments	—	—	(124,009)	(19,103)
Proceed from disposal of the available-for-sale investments	—	—	124,640	19,200
Increase in a pledged deposit	(16,000)	—	—	—
Net cash proceeds for term deposits with an original maturity over three months	19,892	3,758	—	—
Receipt of government grants	—	—	550	85

Net cash flows used in investing activities	(296,701)	(39,753)	(5,021)	(773)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands)

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
FINANCING ACTIVITIES
Proceeds from interest-bearing loans	1,379,600	90,000	—	—
Net cash paid for the distribution of CHNR's 100% equity interest in Feishang Anthracite	—	(96,811)	—	—
Repayments of interest-bearing loans	(489,350)	(55,000)	—	—
Increase in restricted bank deposits	(1,782)	(1,278)	—	—
Repayments to the shareholder	(26,571)	(6,242)	(33,209)	(5,116)
Repayments to related companies	(673,874)	(6,453)	(47,193)	(7,270)
Advances from the shareholder	4,758	—	31,786	4,896
Advances from related companies	269,416	—	47,201	7,271

Net cash flows from / (used in) financing activities	462,197	(75,784)	(1,415)	(219)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	15,941	(175,751)	(17,821)	(2,746)

NET FOREIGN EXCHANGE DIFFERENCE	(3,411)	540	2,398	370

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	210,944	223,474	48,263	7,435

CASH AND CASH EQUIVALENTS AT END OF YEAR	223,474	48,263	32,840	5,059

Supplementary disclosures of cash flow information:
Cash receipt of government grants	350	79	660	102
Cash paid for income taxes	9,017	5,737	—	—
Cash receipt of interest	2,916	1,688	425	66

Major non-cash transactions
Deemed contribution from the Shareholder of the Company (Note 21(b))	41,020	59,068	—	—
Net off of balances between a related party and the Shareholder	—	120,310	—	—
	41,020	179,378	—	—

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

Cash and bank balances	76,591	48,263	32,840	5,059
Cash and short term deposits attributable to discontinued operations	146,883	—	—	—
Cash and cash equivalents as stated in the statement of cash flows	223,474	48,263	32,840	5,059

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

CHNR's principal shareholder is Feishang Group Limited (“Feishang Group” or “the Shareholder”), a British Virgin Islands corporation. In the opinion of the directors of the Company, the ultimate parent of CHNR is Laitan Investment Limited, a British Virgin Islands corporation. Mr. Li Feilie, director and beneficial owner of the Shareholder, is the Chairman and Chief Executive Officer (“CEO”) of CHNR.

The consolidated financial statements of the Group for the year ended December 31, 2015 were authorized for issuance in accordance with a resolution of the directors on April 28, 2016.

As at December 31, 2014 and 2015, the Company and its subsidiaries had net current assets of CNY24,697 and net current liabilities of CNY21,890 (US$3,372), respectively, and total assets less current liabilities of CNY42,209 and CNY7,637 (US$1,176), respectively.

On January 22, 2014, CHNR completed the spin-off of the coal business held by Feishang Anthracite Resources Limited (“Feishang Anthracite”, formerly known as “Wealthy Year Limited”) by distribution of CHNR’s 100% equity interest in Feishang Anthracite, pro rata to all its shareholders (the “Distribution” or “Spin-Off”), and completed the listing of the shares of Feishang Anthracite by introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2015.

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

When the Company has, directly or indirectly, less than a majority of the voting or similar right of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)

 the contractual arrangement with the other vote holders of the investee;

(b)

 rights arising from other contractual arrangements; and

(c)

 the Group’s voting rights and potential voting rights.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Going concern

As of December 31, 2015, the Group had net current liabilities of CNY21.9 million (US$3.37 million) and shareholders’ deficit of CNY12.3 million (US$1.89 million). In view of these circumstances, the Directors have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern. In order to improve the Group’s liquidity and cash flows to sustain the Group as a going concern, the directors of the Company have undertaken cetain measures to improve the cash flows of the Group, which include but are not limited to the following: (i) the Group has obtained confirmations of continuous financial support from Feishang Group and Feishang Enterprise Group Limited (“Feishang Enterprise”), an entity controlled by Mr. Li Feilie who is also an officer, director and the principal beneficial shareholder of the Company; (ii) the Group expects to resume production at current zones of the Yangchong Mine when market conditions improve; and (iii) the Group is pursuing potential new business development opportunities.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised standards for the first time for the current year's financial statements.

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions
Annual Improvements 2010-2012 Cycle	Amendments to a number of IFRSs
Annual Improvements 2011-2013 Cycle	Amendments to a number of IFRSs

The nature and the impact of each amendment is described below:

(a)

Amendments to IAS 19 apply to contributions from employees or third parties to defined benefit plans. The amendments simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction of service cost in the period in which the related service is rendered. The amendments have had no impact on the Group as the Group does not have defined benefit plans.

(b)

The Annual Improvements to IFRSs 2010-2012 Cycle issued in December 2013 sets out amendments to a number of IFRSs. Details of the amendments that are effective for the current year are as follows:

•

IFRS 8 Operating Segments: Clarifies that an entity must disclose the judgments made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that a reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker. The amendments have had no impact on the Group.

•

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: Clarifies the treatment of the gross carrying amount and accumulated depreciation or amortization of revalued items of property, plant and equipment and intangible assets. The amendments have had no impact on the Group as the Group does not apply the revaluation model for the measurement of these assets.

•

IAS 24 Related Party Disclosures: Clarifies that a management entity (i.e., an entity that provides key management personnel services) is a related party subject to related party disclosure requirements. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendment has had no impact on the Group as the Group does not receive any management services from other entities.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

(c)

The Annual Improvements to IFRSs 2011-2013 Cycle issued in December 2013 sets out amendments to a number of IFRSs. Details of the amendments that are effective for the current year are as follows:

•

IFRS 3 Business Combinations: Clarifies that joint arrangements but not joint ventures are outside the scope of IFRS 3 and the scope exception applies only to the accounting in the financial statements of the joint arrangement itself. The amendment is applied prospectively. The amendment has had no impact on the Group as the Company is not a joint arrangement and the Group did not form any joint arrangement during the year.

•

IFRS 13 Fair Value Measurement: Clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 or IAS 39 as applicable. The amendment is applied prospectively from the beginning of the annual period in which IFRS 13 was initially applied. The amendment has had no impact on the Group as the Group does not apply the portfolio exception in IFRS 13.

•

IAS 40 Investment Property: Clarifies that IFRS 3, instead of the description of ancillary services in IAS 40 which differentiates between investment property and owner-occupied property, is used to determine if the transaction is a purchase of an asset or a business combination. The amendment is applied prospectively for acquisitions of investment properties. The amendment has had no impact on the Group as the Group has no investment properties.

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the current year's financial statements:

IFRS 9	Financial Instruments[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[6]
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[1]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[1]
IFRS 14	Regulatory Deferral Accounts[5]
IFRS 15	Revenue from Contracts with Customers[3]
IFRS 16	Leases[4]
Amendments to IAS 1	Disclosure Initiative[1]
Amendments to IAS 7	Disclosure Initiative[2]
Amendments to IAS 12	Deferred Tax: Recovery of Underlying Assets[2]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization[1]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[1]
Amendments to IAS 27	Equity Method in Separate Financial Statements[1]
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs[1]
———————

1

Effective for annual periods beginning on or after January 1, 2016

2

Effective for annual periods beginning on or after January 1, 2017

3

Effective for annual periods beginning on or after January 1, 2018

4

Effective for annual periods beginning on or after January 1, 2019

5

Effective for an entity that first adopts IFRSs for its annual financial statements beginning on or after 1 January 2016 and therefore is not applicable to the Group

6

In December 2015, the IASB postponed the effective date indefinitely pending the outcome of its research project on the equity method of accounting

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Further information about those changes that are expected to be applicable to the Group is as follows:

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from January 1, 2018. The Group expects that the adoption of IFRS 9 will affect the classification and measurement of the Group’s financial assets and is currently assessing the impact.

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

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. The Group expects to adopt IFRS 15 on January 1, 2018 and is currently assessing the impact of IFRS 15 upon adoption.

Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements. The amendments clarify:

(i)

the materiality requirements in IAS 1;

(ii)

that specific line items in the statement of profit or loss and the statement of financial position may be disaggregated;

(iii)

that entities have flexibility as to the order in which they present the notes to financial statements; and

(iv)

that the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of profit or loss. The Group expects to adopt the amendments from January 1, 2016. The amendments are not expected to have any significant impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

The amendments to IAS 7 require that an entity disclose, as necessary, the following changes in liabilities arising from financing activities: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (d) changes in fair values; and (iv) other changes. The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities.” The amendments indicate that the new disclosure requirements also apply to changes in financial assets that meet this definition. The amendments state that one way to meet the new disclosure requirements is to provide “a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.” The Group expects to adopt the amendment on January 1, 2017 and is currently assessing the impact upon adoption.

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

The IASB issued IFRS 16 Leases on January 13, 2016. The scope of the new standard includes leases of all assets, with certain exceptions. A lease is defined as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions) in a similar way to finance leases under IAS 17.  Lessees recognize a liability to pay rentals with a corresponding asset, and recognize interest expense and depreciation separately. The new standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computer) and short-term leases (i.e., leases with a lease term of 12 months or less). Reassessment of certain key considerations (e.g., lease term, variable rents based on an index or rate, discount rate) by the lessee is required upon certain events. Lessor accounting is substantially the same as today’s lessor accounting, using IAS 17’s dual classification approach. Early application is permitted, but not before an entity applies IFRS 15. The new standard permits a lessee to choose either a full retrospective or a modified retrospective transition approach. The new standard’s transition provisions permit certain reliefs. The Group expects to adopt IFRS 16 on January 1, 2019 and is currently assessing the impact of IFRS 16 upon adoption.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Business combinations and goodwill

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

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

(vii)

a person identified in (1)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity) ; and

(viii)

the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

(c)

Property, plant and equipment and depreciation

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

Mining rights are stated at cost less accumulated amortization and any impairment losses. The costs of mining rights are initially capitalized when purchased. If proved and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalized and are amortized upon production based on actual units of production over the estimated proved and probable reserves of the mines. For mining rights in which proved and probable reserves have not yet been established, the Group assesses the carrying value for impairment at the end of each reporting period. The Group's rights to extract minerals are contractually limited by time. However, the Group believes that it will be able to extend its licenses.

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)

Property, plant and equipment (continued)

When an item of property, plant and equipment is classified as held for distribution or when it is part of a disposal group classified as held for distribution, it is not depreciated and is accounted for in accordance with IFRS 5, as further explained in Note 2.4(w).

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

Estimated useful lives are as follows:

Non-mining related buildings	15 - 35 years
Non-mining related machinery and equipment	3 - 15 years
Motor vehicles	4 - 8 years

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

(d)

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

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)

Fair value measurement (continued)

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

As of December 31, 2014 and 2015, there was no asset or liability measured at fair value.

(e)

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

(f)

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)

Impairment of non-financial assets (continued)

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

(g)

Financial assets

As of December 31, 2014 and 2015, the Group's financial assets within the scope of IAS 39 were all classified as loans and receivables. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

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

Subsequent measurement of available-for-sale financial investments

Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity investments and debt securities.  Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss.  Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealized gains or losses recognized as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the statement of profit or loss in other income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to the statement of profit or loss in other gains or losses.  Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognized in the statement of profit or loss as other income in accordance with the policies set out for “Revenue recognition” below.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Financial assets (continued)

Subsequent measurement of available-for-sale financial investments

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group evaluates whether the ability and intention to sell its available-for-sale financial assets in the near term are still appropriate.  When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate.  Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the effective interest rate.  If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the statement of profit or loss.

Fair value of loans and receivables

As of December 31, 2014 and 2015, the carrying amounts of rehabilitation fund were not materially different from their fair values. The carrying values of other financial assets approximated to their fair values due to the short-term maturities of these instruments.

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

The amount of any impairment loss identified is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the statement of profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Financial assets (continued)

Impairment of loans and receivables

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

Impairment of available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the statement of profit or loss, is removed from other comprehensive income and recognized in the statement of profit or loss.

In the case of equity investments classified as available for sale, objective evidence would include a significant or prolonged decline in the fair value of an investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the statement of profit or loss – is removed from other comprehensive income and recognized in the statement of profit or loss. Impairment losses on equity instruments classified as available for sale are not reversed through the statement of profit or loss. Increases in their fair value after impairment are recognized directly in other comprehensive income.

The determination of what is “significant” or “prolonged” requires judgment. In making this judgment, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Financial assets (continued)

Derecognition of loans and receivables

For financial assets classified as loans and receivables, the financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group's consolidated statement of financial position) when:

(i)

the rights to receive cash flows from the asset have expired; or

(ii)

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

(h)

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Financial liabilities at amortized cost (continued)

Fair value

As of December 31, 2014 and 2015, the carrying values of these financial liabilities approximate their fair values due to the short-term maturities of these instruments.

The Group had no financial liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2014 and 2015.

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

(i)

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

(j)

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the weighted-average method. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Major types of inventories include:

•

Materials and supplies which consist of extracted raw ore, auxiliary materials, spare parts and other consumables; and

•

Finished goods.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)

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

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

(l)

Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in Note 16.

Housing funds

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

(m)

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

(n)

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable in the consolidated statement of financial position. VAT on sales from continuing operations amounted to CNY7,031, CNY1,412 and CNY3,118 (US$480) for the years ended December 31, 2013, 2014 and 2015, respectively. The Group recognizes revenues net of VAT.

(p)

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

(q)

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

For awards that do not ultimately vest because non-market performance and service conditions have not been met, no expense is recognized. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and service conditions are satisfied.

(s)

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)

Convenience translation

The financial statements are stated in CNY. The translation of amounts from CNY into US$ is included solely for the convenience of the readers and has been made at the rate of exchange quoted by Bloomberg Finance L.P. (“Bloomberg”) on December 31, 2015 of US$1.00 = CNY6.4917. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2015 or at any other date.

(u)

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

(v)

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

(w)

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

(x)

Dividend

Final dividends are recognized as a liability when they are approved by the shareholders in a general meeting. Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends.  Consequently, interim dividends are recognized immediately as a liability when they are proposed and declared.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.5

SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

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

Other than those disclosed in note 4, there were no impairments recognized for the year.

(ii)

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

(iii)

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

2.5

SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS (CONTINUED)

(iv)

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

3.

DISCONTINUED OPERATIONS

On December 31, 2013, the Company announced that its board of directors had approved the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of its wholly-owned subsidiary, Feishang Anthracite, which operated the Company's coal mining and related businesses. The Spin-Off was effected by way of a distribution in specie by the Company of all of Feishang Anthracite's issued and outstanding ordinary shares at par value of HK$0.01 per share ("Ordinary Shares"), to the holders of the Company's common shares ("Common Shares") on a pro rata basis. On January 22, 2014, the Company completed the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of Feishang Anthracite. After the Spin-Off, the Company will not operate any coal mining business and will continue operating its non-ferrous metals mining and related businesses.

The results of Feishang Anthracite for the years/period are presented below:

	2013	For the period from January 1, 2014 to January 22, 2014
	CNY	CNY
Revenue	178,501	21,157
Cost of sales	(108,242)	(10,399)
Gross profit	70,259	10,758
Selling and distribution expenses	(6,110)	(506)
Administrative expense	(142,064)	(8,633)
Impairment loss on property, plant and equipment	(184,417)	—
Other operating expenses	(6,003)	—

OPERATING (LOSS) / INCOME	(268,335)	1,619

Finance costs	(115,253)	(11,571)
Interest income	1,102	86
Non-operating (expense) / income, net	132	(100)

LOSS BEFORE INCOME TAX	(382,354)	(9,966)

Income tax benefit / (expense)	47,817	(742)

LOSS FOR THE YEAR / PERIOD FROM THE DISCONTINUED OPERATIONS	(334,537)	(10,708)

Attributable to:
Owners of the company	(334,119)	(9,925)
Non-controlling interests	(418)	(783)
	(334,537)	(10,708)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

The major classes of assets and liabilities of Feishang Anthracite as at December 31, 2013 and January 22, 2014 are as follows:

	December 31,	January 22,
	2013	2014
	CNY	CNY
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	2,461,963	2,460,311
Rehabilitation fund	37,350	33,380
Prepayments, deposits and other receivables	100,658	112,422
Deferred tax assets	9,830	41,516
	2,609,801	2,647,629
CURRENT ASSETS
Inventories	14,363	16,844
Trade and bills receivables	68,059	55,670
Corporate income tax refundable	12,007	12,417
Prepayments, deposits and other receivables	30,584	41,308
Pledged and restricted bank deposits	24,864	26,142
Cash and cash equivalents	146,883	96,811
	296,760	249,192
Total assets classified as held for distribution	2,906,561	2,896,821

LIABILITIES
CURRENT LIABILITIES
Trade payables	143,246	104,957
Other payables and accrued liabilities	117,315	80,472
Interest-bearing bank and other borrowings	1,018,550	1,018,550
Interest payable	15,102	24,283
Income tax payable	879	10,610
Mining rights payable	38,876	28,169
	1,333,968	1,267,041
NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	889,504	924,799
Interest payable	16,729	17,028
Deferred tax liabilities	216,320	248,569
Mining rights payables	55,442	55,442
Asset retirement obligation	8,222	8,289
TOTAL NON-CURRENT LIABILITIES	1,186,217	1,254,127
Total liabilities directly associated with the assets classified as held for distribution	2,520,185	2,521,168

NET ASSETS	386,376	375,653

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

The net cash flows incurred by Feishang Anthracite are as follows:

	2013	For the period from January 1, 2014 to January 22, 2014
	CNY	CNY
Operating activities	(150,099)	(29,603)
Investing activities	(293,389)	(54,472)
Financing activities	428,996	34,018
Net increase / (decrease) in cash and cash equivalents	(14,492)	(50,057)
Loss per share (CNY per share):
Basic, from the discontinued operations	(13.41)	(0.40)
Diluted, from the discontinued operations	(13.41)	(0.40)

The calculations of basic and diluted earnings per share from discontinued operations are based on:

	2013	For the period from January 1, 2014 to January 22, 2014
	CNY	CNY
Loss for the year attributable to owners of the Company from discontinued operations	(334,119)	(9,925)
Weighted average number of ordinary shares in issue during the year / period used in the basic earnings per share calculation (Note 18)	24,910,916	24,910,916
Weighted average number of ordinary shares used in the diluted earnings per share calculation (Note 18)	24,910,916	24,910,916

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

4.

PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Construction in progress	Total
	CNY	CNY	CNY	CNY	CNY	CNY
Cost
At January 1, 2014	23,730	25,465	6,265	2,589	—	58,049
Additions	92	901	190	—	2,113	3,296
Transfer	930	545	638	—	(2,113)	—
Disposals	(10)	(161)	(331)	—	—	(502)
Exchange adjustment	18	—	—	—	—	18
Reclassification	(1,820)	966	878	(24)	—	—
At December 31, 2014	22,940	27,716	7,640	2,565	—	60,861

Additions	—	122	2	148	5,807	6,079
Transfer	—	5,807	—	—	(5,807)	—
Disposals	—	(37)	(33)	(487)		(557)
Exchange adjustment	56	—	1	—	—	57
At December 31, 2015	22,996	33,608	7,610	2,226	—	66,440
At December 31, 2015 (US$)	3,542	5,177	1,172	343	—	10,234

Accumulated depreciation and amortization and impairment losses

At January 1, 2014	(10,644)	(18,565)	(5,404)	(1,948)	—	(36,561)
Depreciation charge	(1,212)	(1,196)	(407)	(199)	—	(3,014)
Impairment losses	—	(8,065)	—	—	—	(8,065)
Disposals	5	110	314	—	—	429
Exchange adjustment	(18)	—	—	—	—	(18)
At December 31, 2014	(11,869)	(27,716)	(5,497)	(2,147)	—	(47,229)
Depreciation charge	(1,281)	—	(377)	(172)	—	(1,830)
Impairment losses (Note 15)	—	(5,902)	(1,640)	—	—	(7,542)
Disposals	—	10	31	473	—	514
Exchange adjustment	(56)	—	(1)	—	—	(57)
At December 31, 2015	(13,206)	(33,608)	(7,484)	(1,846)	—	(56,144)
At December 31, 2015 (US$)	(2,034)	(5,177)	(1,153)	(284)	—	(8,648)

Net carrying amount
At December 31, 2014	11,071	—	2,143	418	—	13,632
At December 31, 2015	9,790	—	126	380	—	10,296
At December 31, 2015 (US$)	1,508	—	19	59	—	1,586

As of December 31, 2014 and 2015, accumulated depreciation and amortization included accumulated amortization of mining rights of CNY10,130 and CNY10,130 (US$1,560), respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

4.

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

There were no exploration costs incurred during the years ended December 31, 2014 and 2015.

An impairment loss on property, plant and equipment of CNY7,542 (US$1,162) of Yangchong Mine was recorded for the year ended December 31, 2015 in connection with the decline of average selling prices of iron concentrates. Yangchong Mine was designated as a single cash generating unit (“CGU”), which was based predominantly on the value-in-use (“VIU”) approach. VIU calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected iron price, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, at December 31, 2015, the Group adopted a pre-tax rate of 16.00% (2014: 16.00%) that reflects specific risks related to the CGU, as the discount rate.

5.

REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by the Group in banks and cash placed with authorities for the purpose of future environment rehabilitation as well as the settlement of asset retirement obligations.

6.

INVENTORIES

Inventories, net of provision for inventories, are summarized as follows:

	December 31,
	2014	2015	2015
	CNY	CNY	US$
Materials and supplies	3,482	2,575	396
Finished goods	10,029	1,348	208
	13,511	3,923	604

7.

TRADE PAYABLES

	December 31,
	2014	2015	2015
	CNY	CNY	US$

Trade payables	1,462	921	142

	1,462	921	142

Trade payables are non-interest-bearing and are normally settled within six months.

The aging analysis of trade payables as at December 31, 2014 and 2015 is as follows:

	December 31,
	2014	2015	2015
	CNY	CNY	US$

Within 1 year	1,354	527	81
1 to 2 years	37	322	50
Over 2 years	71	72	11
	1,462	921	142

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

8.

OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31,
	2014	2015	2015
	CNY	CNY	US$

Natural resources fee (a)	8,577	8,489	1,308
Staff compensation fund (b)	2,419	2,304	355
Social security payable (c)	1,046	1,178	181
Payroll payable	1,394	5,319	819
Welfare payable	529	529	81
Advances from customers	76	47	7
Accrued expenses	600	999	154
Others	1,510	1,232	191
	16,151	20,097	3,096

———————

(a)

The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales.

(b)

The staff compensation fund represents one-off cash received from the PRC government to compensate employees of Wuhu Feishang Mining Development Co., Limited (“Wuhu Feishang”) through the Group for the loss of their state sponsored pension and post-employment benefits. The fund is to be distributed to employees at the termination of their employment with Wuhu Feishang. Wuhu Feishang is not required to make any additional contributions to the fund.

(c)

The social security represents amount payable to PRC government-managed retirement insurance, medical insurance, maternity insurance, employment injury insurance and unemployment insurance for the benefit of the Group's employees.

9.

DEFERRED INCOME

	Amount	Amount
	CNY	US$
At January 1, 2014, December 31 2014 and January 1, 2015	—	—
Recognized during the year	550	85
Released to the statement of profit or loss	(263)	(41)
At December 31, 2015	287	44

Government grants were received in 2015 for certain underground construction projects in Wuhu Feishang. The amount was included in deferred income in the statement of financial positions, which was recognized in the statement of profit or loss along with the depreciation of related assets over their useful lives.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

10.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines, which includes dismantlement of mining related structure and the reclamation of land upon exhaustion of coal or metal reserves.

The following table describes the changes to the Group's asset retirement obligation liability:

	Amount	Amount
	CNY	US$
At January 1, 2014	3,840	592
Accretion expenses (Note 13)	381	59
At December 31, 2014 and January 1, 2015	4,221	651
Accretion expenses (Note 13)	418	64
At December 31, 2015	4,639	715

The inflation rate, discount rate and market risk premium used for estimating provision for asset retirement obligations at December 31, 2015 and 2014 were 2.53%, 9.91% and 6.09%, respectively. There were no material changes to those rates used in subsequent periods.

11.

REVENUES

Revenues from continuing operations comprise the following:

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
Zinc	—	—	1,053	162
Iron	39,568	6,857	16,870	2,598
Others	1,792	1,446	419	65
	41,360	8,303	18,342	2,825

12.

COST OF SALES

Cost of sales from continuing operations comprise the following:

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
Zinc	—	—	971	150
Iron	23,461	5,009	30,459	4,692
Others	1,640	1,554	506	78
	25,101	6,563	31,936	4,920

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

13.

FINANCE COSTS

Finance costs from continuing operations comprise the following:

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
Bank charges	14	11	6	1
Accretion expenses (Note 10)	346	381	418	64
	360	392	424	65

14.

NON-OPERATING EXPENSES, NET

Non-operating expenses from continuing operations comprise the following:

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
Loss / (Gain) on disposal of property, plant and equipment	—	35	(2)	—
Donation	—	14	140	21
Others	167	169	(32)	(4)
	167	218	106	17

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

15.

PROFIT / (LOSS) BEFORE INCOME TAX FROM CONTINUING OPERATIONS

The Group's profit / loss before tax from continuing operations is arrived at after charging / (crediting):

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
Crediting:
Interest income on bank deposits	1,814	1,602	425	66
Investment income realized from the available-for-sale	—	—	631	97
Reversal of write-down of inventories to net realizable value, net (a)	—	—	5,474	843
Gain on disposal of property, plant and equipment	—	—	2	—
Government grants (b)	350	79	373	57

Charging:
Auditors' remuneration:
- Audit fee	3,300	800	800	123
- Audit related fee	—	25	—	—
Sub-total	3,300	825	800	123

Cost of inventories sold (c)	22,395	5,106	31,467	4,847
Sales tax and surcharge	540	72	107	17
Utilization of safety fund and production maintenance fund	2,166	1,385	362	56
Cost of sales (Note 12)	25,101	6,563	31,936	4,920

Employee benefit expenses (Note 16)	10,004	5,101	15,794	2,433

Write-down of inventories to net realizable value	—	9,299	—	—

Depreciation and amortization:
- Property, plant and equipment	2,361	3,014	1,830	282

Operating lease rental:
- Office properties	1,148	779	805	124

Loss on disposal of property, plant and equipment	—	35	—	—

Repairs and maintenance	176	247	306	47

Provision for impairment for property, plant and equipment (Note 4)	—	8,065	7,542	1,162

Provision for impairment for receivables	140	—	—	—

Losses arising from temporary suspension of production (d)	—	—	830	128

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

15.

PROFIT / (LOSS) BEFORE INCOME TAX FROM CONTINUING OPERATIONS (CONTINUED)

(a)

Reversal of write-down of inventories to net realizable value arising from an increase in net realizable value due to selling prices in 2015 was higher than the net realizable value as of December 31, 2014.

(b)

Government grants amounting to CNY550 (US$85) were received in 2015 for certain underground construction projects in Wuhu Feishang. The amount was included in deferred income in the statement of financial position, which will be recognized in the statement of profit or loss along with the depreciation of related assets over their useful lives.

A government grant amounting to CNY110 (US$17) has been fully recognized in “Other operating expenses, net” in the consolidated statements of profit or loss since all related expenditure has been incurred and recognized in the consolidated statements of profit or loss. There are no unfulfilled conditions or contingencies relating to the grant.

(c)

Included in the cost of inventories sold were CNY3,302, CNY1,908 and CNY2,751 (US$424) for the years ended December 31, 2013, 2014 and 2015, respectively, relating to employee benefit expenses, and depreciation and amortization; these amounts are also included in the respective amounts disclosed separately above for each type of expense.

(d)

Due to the depressed market condition of iron concentrates, the exploitation of Yangchong Mine has been temporarily suspended since December 27, 2015 up to the date of this report. The amount represented the overhead costs incurred during the period of temporary suspension of production.

16.

EMPLOYEE BENEFITS

The Group’s employee benefits from continuing operations comprise the following:

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
Wages, salaries and allowances	7,126	6,095	7,687	1,184
Termination benefit	—	—	5,508	848
Housing funds (a)	115	535	446	69
Contribution to pension plans (a)	1,326	1,566	1,315	203
Welfare and other expenses	1,503	1,644	1,442	222
	10,070	9,840	16,398	2,526

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

Employee benefits charged to the consolidated statements of profit or loss from continuing operations are analyzed as follows:

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
Total employee benefits accrued for the year	10,070	9,840	16,398	2,526
Less:
Amount included in inventories	66	4,739	604	93
Amount charged to consolidated statements of profit or loss (Note 15)	10,004	5,101	15,794	2,433

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

17.

INCOME TAX (BENEFIT) / EXPENSE

The Company is incorporated in the British Virgin Islands (“BVI”) and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company's Hong Kong subsidiaries have both Hong Kong-sourced and non-Hong Kong-sourced incomes. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2013, 2014 and 2015. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends. No United States corporate income taxes are provided for in these consolidated financial statements, as management believes that the Company is not subject to United States income taxes.

China

Effective from January 1, 2008, the PRC's statutory corporate income tax (“CIT”) rate is 25%. The Company's PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company's PRC subsidiaries from their earnings derived after January 1, 2008 to the Company's Hong Kong subsidiaries are subject to the PRC dividend withholding tax at a tax rate of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

Profit / (Loss) before income tax from continuing operations consists of:

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
PRC	4,872	(23,754)	(31,335)	(4,828)
BVI	(3,969)	(2,575)	(2,625)	(404)
HK	(46)	(55)	(43)	(7)

	857	(26,384)	(34,003)	(5,239)

The current and deferred components of income tax expense from continuing operations on the consolidated statements of profit or loss are as follows:

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$

Current income tax expense	514	5,303	1,504	232
Deferred income tax expense	1,628	1,536	—	—
	2,142	6,839	1,504	232

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

17.

INCOME TAX (BENEFIT) / EXPENSE (CONTINUED)

A reconciliation of the income taxes from continuing operations computed at the PRC statutory tax rate of 25% to the actual income tax expense / (benefit) is as follows:

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$

Profit / (loss) for the year	857	(26,384)	(34,003)	(5,239)
PRC statutory tax rate	25%	25%	25%	25%

Computed income tax expense / (benefit)	214	(6,596)	(8,501)	(1,310)
Effect of different tax rates for the Company and overseas subsidiaries	997	650	661	102
Effect of the deemed interest income	—	1,478	1,112	171
PRC dividend withholding tax	—	3,532	—	—
Tax losses not recognized	931	1,521	4,370	674
Deferred tax assets not recognized	—	5,845	3,407	525
Non-deductible expenses	—	115	63	10
Others	—	294	392	60

Income tax expense	2,142	6,839	1,504	232

As of December 31, 2015 and 2014, the Group had no recognized deferred tax assets, or deferred tax liabilities.

On September 24, 2014, Wuhu Feishang declared a dividend of CNY39,242 to its parent, relating to the post-2007 profits of Wuhu Feishang. As of December 31, 2015, there were no post-2007 undistributed profits of the PRC subsidiaries of the Company, and therefore, the Group did not recognize deferred tax liabilities for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Group's subsidiaries established in Mainland China.

The total amounts of unused tax losses for which no deferred tax assets were recognized were CNY21,449 and CNY38,318 (US$5,903) as of December 31, 2014 and 2015, respectively. As of December 31, 2015, unused tax losses of CNY3,690 (US$568),  CNY2,715 (US$418), CNY4,820 (US$742), CNY6,056 (US$933) and CNY21,037 (US$3,242), if unused, will expire by the end of 2016, 2017, 2018, 2019, and 2020 respectively.

As of December 31, 2015, the Group did not recognize deferred tax assets on temporary differences mainly in respect of provision for write-down of inventories to net realizable amounting to CNY5,650 (US$870), provision for impairment of property, plant and equipment amounting to CNY7,542 (US$1,162) and other temporary differences amounting to CNY436 (US$67) as based on the prevailing facts and circumstances since it was not probable that taxable profits would be available for their future utilization.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

17.

INCOME TAX (BENEFIT) / EXPENSE (CONTINUED)

The gross movements on the deferred tax assets account are as follows:

	2014	2015	2015
	CNY	CNY	US$
At beginning of the year	1,536	—	—
Discontinued operations	—	—	—
Credited to consolidated statements of profit or loss	(1,536)	—	—
At end of the year	—	—	—

18.

LOSS PER SHARE

Basic and diluted loss per share for the years ended December 31, 2013, 2014 and 2015 are calculated as follows:

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
Loss for the year attributable to owners of the Company:
From continuing operations	(1,285)	(33,223)	(35,507)	(5,470)
From discontinued operations	(334,119)	(9,925)	—	—

Weighted average number of common shares:
Basic	24,910,916	24,910,916	24,910,916	24,910,916
Diluted	24,910,916	24,910,916	24,910,916	24,910,916

Loss per share attributable to owners of the Company:
Basic:
From continuing operations	(0.05)	(1.33)	(1.43)	(0.22)
From discontinued operations	(13.41)	(0.40)	—	—
Diluted:
From continuing operations	(0.05)	(1.33)	(1.43)	(0.22)
From discontinued operations	(13.41)	(0.40)	—	—

The Company did not have any potential diluted shares throughout the year. Accordingly, the diluted loss per share amount was the same as the basic loss per share amount.

19.

DIVIDEND

No dividend has been paid or declared by the Company since its incorporation.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

In addition to the transactions detailed elsewhere in the financial statements, the Group has the following transactions and balances with related parties:

(a)

Commercial transactions with a related party

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
CHNR's share of office rental to Anka Consultants Limited ("Anka")	1,285	859	918	141
Feishang Anthracite's share of office rental to Anka	217	61	—	—
	1,502	920	918	141

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

20.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)

Commercial transactions with a related party (continued)

Prior to September 2013, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement (the “Original Office Sharing Agreement”), whereby the Company’s head office in Hong Kong was shared on an equal basis between the two parties. The Original Office Sharing Agreement also provided that the Company and Anka should share certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka. The Original Office Sharing Agreement ended on August 31, 2013.

On September 1, 2013, the Company and Feishang Anthracite entered into new license agreements with Anka, respectively, pursuant to which the Company and Feishang Anthracite share the office premises of 238 square meters on an equal basis. The agreements also provide that the Company and Feishang Anthracite shall share certain costs and expenses in connection with their use of the office. In addition, Anka continues to provide accounting and secretarial services and day-to-day office administration to the Company. The initial term of the agreements was from September 1, 2013 to June 30, 2014 and shall be effective for all subsequent extension of leases. The lease was extended for two years from July 1, 2014 to June 30, 2016.

(b)

Balances with related parties

The Group has payables with related parties, which are all unsecured and non-interest-bearing. Balances with related companies are summarized as follows:

	December 31,
	2014	2015	2015
	CNY	CNY	US$
Current:
Long-term payable to a related company:
Feishang Enterprise (1)	—	3,932	606
Long-term payable to the Shareholder:
Feishang Group (2)	—	11,752	1,810

Non-current:
Long-term payable to the Shareholder:
Feishang Group (2)	15,374	—	—

Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie who is also an officer, director and the principal beneficial shareholder of the Company.

(1)

Payable to Feishang Enterprise by Feishang Management for the net amount of a loan from Feishang Enterprise. The balance is not repayable within one year as of December 31, 2014. The balance is repayable when funds are available as of December 31, 2015.

(2)

Payable to Feishang Group for the acquisition of Feishang Anthracite. The balance is not repayable with in one year as of December 31, 2014. The balance is repayable when funds are available as of December 31, 2015

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

20.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)

Compensation of key management personnel of the Group

	Year Ended December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
Wages, salaries and allowances	853	320	222	34
Housing subsidies	4	4	4	1
Contribution to pension plans	38	33	44	7
	895	357	270	42

The amounts disclosed in the table are the amounts recognized as expenses during the year related to key management personnel.

21.

EQUITY

(a)

Issued capital

	December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$
Authorized:
10,000,000 preferred shares, no par	—	—	—	—
200,000,000 ordinary shares, no par	—	—	—	—

Issued and fully paid:
Common shares, no par	312,081	312,081	312,081	48,074

(b)

Other capital reserves

	Number of shares issued	Other capital reserves
		CNY
At January 1, 2013	24,910,916	536,872
Deemed contribution from the Shareholder of the Company	—	41,020
At December 31, 2013	24,910,916	577,892
Deemed contribution from the Shareholder of the Company	—	59,068
At December 31, 2014, January 1, 2015 and December 31, 2015	24,910,916	636,960
At December 31, 2015 (US$)	24,910,916	98,119

(c)

Dividend restrictions and reserves

Due to the Group's structure, the payment of dividends is subject to numerous controls imposed under PRC law, including foreign exchange control on the conversion of local currency into United States dollars and other currencies.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

21.

EQUITY (CONTINUED)

(c)

Dividend restrictions and reserves (continued)

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu Feishang, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually. No general reserve and enterprise expansion reserve have been appropriated in 2015 and 2013. In September 2014, the Board of Directors of Wuhu Feishang determined to appropriate the general reserve and enterprise expansion reserve of CNY3,925 and CNY3,925, respectively.

22.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Financial instruments of the Group primarily include cash, certain other current assets, trade payables, other payables and certain accrued liabilities, amounts due from and due to related parties, and an amount due to Shareholder.

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

(a)

Credit risk

The carrying amounts of the Group's cash and cash equivalents, time deposits and other current assets, except for prepayments, represent the Group's maximum exposure to credit risk in relation to its financial assets.

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

Trade receivables

The Group sells zinc and iron products to companies in the PRC. Trade receivables are typically unsecured and are mainly derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances. The Group provides impairment for trade receivables primarily based on the age of the balances and factors surrounding the customer's credit-worthiness. At December 31, 2014 and 2015, the carrying amounts of trade receivables were nil and nil, respectively.

During the year ended December 31, 2015, sales to two customers in the “exploration and mining – non-ferrous metals” segment accounted for 66% and 22% of the consolidated net sales, respectively. During the year ended December 31, 2014, sales to three customers in the “exploration and mining – non-ferrous metals” segment accounted for 53%, 30% and 17% of the consolidated net sales, respectively.

The concentration of iron concentrate customers is expected to subside as production volume increases.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

22.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(b)

Commodity risk

The Group was exposed to fluctuations in the prices of iron and zinc for the year ended December 31, 2015. These commodity prices can fluctuate widely and are affected by factors beyond the control of the Group which affect earnings and cash flows. The Group has not engaged in any formal hedging transactions to manage possible price fluctuations.

The following table sets forth the sensitivity analysis of the commodity price change to the Group's sales revenue and gross profit:

	2015 Actual	Iron Price		Zinc Price
		+ 10%	- 10%	+ 10%	- 10%
(CNY in millions, except percentage)
Total Sales	18.34	1.69	(1.69)	0.11	(0.11)
% Change		9.21	(9.21)	0.60	(0.60)
Gross Profit	(13.59)	1.69	(1.69)	0.11	(0.11)
% Change		(12.41)	12.41	(0.77)	0.77

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

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group has no exposure to the risk of changes in market interest rates since the Group has no long-term debt obligations with floating interest rates.

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

December 31, 2015	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	921	—	—	921
Other payables and accrued liabilities	—	10,767	—	—	10,767
Due to related companies	—	15,684	—	—	15,684
	—	27,372	—	—	27,372

December 31, 2015	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade payables	—	142	—	—	142
Other payables and accrued liabilities	—	1,660	—	—	1,660
Due to related companies	—	2,416	—	—	2,416
	—	4,218	—	—	4,218

December 31, 2014	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	1,462	—	—	1,462
Other payables and accrued liabilities	—	10,763	—	—	10,763
Due to a related company	—	—	15,374	—	15,374
	—	12,225	15,374	—	27,599

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

22.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(g)

Capital management

The primary objectives of the Group's capital management were to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2014 and 2015.

The Group monitors capital on the basis of the debt to capital ratio (Gearing ratio), which is calculated as interest-bearing debts divided by total capital (total equity plus interest-bearing debts).

	2014	2015
	CNY	CNY
Interest-bearing debts	—	—

Total equity/(deficiency in assets)	22,614	(12,276)

Total capital	22,614	(12,276)

Gearing ratio	—	—

23.

COMMITMENTS

(a)

Operating lease

At the end of the reporting period, the Group had commitments for future minimum lease payments under a non-cancellable operating lease in respect of the rented premises which fall due as follows:

	December 31,
	2014	2015	2015
	CNY	CNY	US$
Within the first year	781	362	56
After one year but not more than five years	350	—	—
	1,131	362	56

(b)

Capital commitments

As at December 31, 2014 and 2015, the Group did not have any significant capital commitments.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

24.

SEGMENT INFORMATION

Prior to January 22, 2014, the Group operated in two operating segments: exploration and mining – non-ferrous metals, and exploration and mining – coal. After the Spin-Off of Feishang Anthracite in January 2014, the Group only operates in one operating segment: exploration and mining – non-ferrous metals. The accounting policies for the two segments were the same, and were as described in the summary of significant accounting policies. The Group evaluates performance based on operating earnings of the respective business unit. The Group's non-financial assets and revenue are substantially all located in and derived from the PRC. The segment analysis below is provided for the Group's continuing operations, and does not include any amount for discontinued operations, namely the exploration and mining – coal.

Management monitors the results of the Group's operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment profit / loss, which is a measure of adjusted profit / loss before tax from continuing operations. The adjusted profit / loss before tax from continuing operations is measured consistently with the Group's profit / loss before tax from continuing operations except that interest income, finance costs as well as head office and corporate expenses are excluded from such measurement.

For comparability purposes, and in conformity with its current practice, the Company has revised certain of its disclosures for prior years.

As of and for the year ended December 31, 2015, the segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Corporate activities	Total
Revenues from external customers	18,342	—	18,342
Depreciation and amortization	1,826	4	1,830
Operating loss	30,639	3,536	34,175
Interest income	892	164	1,056
Finance costs	422	2	424
Income tax expense	1,504	—	1,504
Loss for the year	32,133	3,374	35,507
Capital expenditure	6,247	—	6,247
Total assets	35,117	16,523	51,640
Total liabilities	41,828	22,088	63,916

	US$
	Exploration and mining – non- ferrous metals	Corporate activities	Total
Revenues from external customers	2,825	—	2,825
Depreciation and amortization	281	1	282
Operating loss	4,720	545	5,265
Interest income	138	25	163
Finance costs	65	—	65
Income tax expense	232	—	232
Loss for the year	4,951	520	5,471
Capital expenditure	962	—	962
Total assets	5,410	2,545	7,955
Total liabilities	6,443	3,403	9,846

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

24.

SEGMENT INFORMATION (CONTINUED)

As of and for the year ended December 31, 2014, the segment results were as follows:

	CNY
From continuing operations:	Exploration and mining – non- ferrous metals	Corporate activities	Total
Revenues from external customers	8,303	—	8,303
Depreciation and amortization	3,010	4	3,014
Operating Loss	23,878	3,498	27,376
Interest income	1,550	52	1,602
Finance costs	390	2	392
Income tax expense	6,839	—	6,839
Loss for the year from continuing operations	28,298	4,925	33,223
Capital expenditure	1,914	—	1,914
Total assets	60,997	19,039	80,036
Total liabilities	39,047	18,375	57,422

As of and for the year ended December 31, 2013, the segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Corporate activities	Total
Revenues from external customers	41,360	—	41,360
Depreciation and amortization	2,344	17	2,361
Operating income / (loss)	6,935	(9,810)	(2,875)
Interest income	1,534	280	1,814
Finance costs	355	5	360
Income tax expense	2,142	—	2,142
Profit / (loss) for the year from continuing operations	5,925	(7,210)	(1,285)
Capital expenditure	3,204	—	3,204
Total assets	77,723	40,280	118,003
Total liabilities	4,073	244,788	248,861

The reconciliation from loss for the year from continuing operations to net loss is as follows:

	2013	2014	2015	2015
	CNY	CNY	CNY	US$

Loss for the year from continuing operations	(1,285)	(33,223)	(35,507)	(5,470)
Loss for the year from discontinued operations	(334,537)	(10,708)	—	—
Net loss (including non-controlling interests)	(335,822)	(43,931)	(35,507)	(5,470)

25.

SUBSEQUENT EVENTS

In March 2016, Wuhu Feishang reached an agreement with Anhui Province Mine Geology Bureau No.2 Exploration Brigade to survey geology and mineral resources at Yangchong Mine.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

26.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2014	2015	2015
	CNY	CNY	US$
ASSETS
NON-CURRENT ASSETS
Investments in subsidiaries	25,335	—	—

CURRENT ASSETS
Amounts due from subsidiaries	100,484	9,691	1,493
Cash and cash equivalents	14,484	13,062	2,012

TOTAL CURRENT ASSETS	114,968	22,753	3,505

TOTAL ASSETS	140,303	22,753	3,505

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	572	977	151
Due to the Shareholder	—	11,752	1,810
Due to a subsidiary	120,310	—	—

TOTAL CURRENT LIABILITIES	120,882	12,729	1,961

NON-CURRENT LIABILITY
Due to the Shareholder	15,374	—	—

TOTAL LIABILITIES	136,256	12,729	1,961

EQUITY
Issued capital	290,179	290,179	44,700
Other capital reserves	823,581	823,581	126,867
Accumulated losses	(1,087,956)	(1,086,682)	(167,396)
Other comprehensive losses	(21,757)	(17,054)	(2,627)

TOTAL EQUITY	4,047	10,024	1,544

TOTAL LIABILITIES AND EQUITY	140,303	22,753	3,505

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except share and per share data)

26.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED STATEMENT OF PROFIT OR LOSS

	December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$

ADMINISTRATIVE EXPENSES	(7,586)	(2,560)	(2,380)	(367)
IMPAIRMENT OF INVESTMENTS IN SUBSIDIARIES	—	(728,912)	(25,335)	(3,903)
IMPAIRMENT OF DUE FROM A SUBSIDIARY	—	—	(2,821)	(435)
DIVIDEND INCOME	123,643	—	31,680	4,880
INTEREST INCOME	—	—	130	20
PROFIT / (LOSS) BEFORE INCOME TAX	116,057	(731,472)	1,274	195
PROFIT / (LOSS) FOR THE YEAR	116,057	(731,472)	1,274	195

CONDENSED STATEMENTS OF CASH FLOWS

	December 31,
	2013	2014	2015	2015
	CNY	CNY	CNY	US$

Net cash flows used in operating activities	(13,240)	(5,485)	(1,851)	(285)
Net cash flows from investing activities	46,811	—	31,681	4,880
Net cash flows used in financing activities	(12,357)	(6,242)	(33,210)	(5,116)
NET (DECREASE) / INCREASE IN CASH	21,214	(11,727)	(3,380)	(521)
CASH AT BEGINNING OF THE YEAR	6,149	25,675	14,484	2,231
Net foreign exchange difference	(1,688)	536	1,958	302
CASH AT END OF THE YEAR	25,675	14,484	13,062	2,012

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons, accounted for by the equity method, together exceed 25 percent of the consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2015, CNY11,800 (US$1,818) of the restricted capital and reserves were not available for distribution, and therefore, the condensed financial information of the Company has been presented for the years ended December 31, 2013, 2014 and 2015.

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

During the years ended December 31, 2013, 2014 and 2015, no cash dividends were declared and paid by the Company.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

4.17	Sales and Purchase Master Contract dated January 1, 2015 by and between Fanchang County Jinfeng Mining Ltd. and Wuhu Feishang Mining Development Co., Ltd.
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2015 (contained in Financial Statements).
7	Computation of Ratios for Fiscal Years ended December 31, 2013, 2014 and 2015.
8	Subsidiaries of the Registrant.
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Hua Ming LLP to incorporation of audit report dated April 28, 2016 into registration statement on Form F-3 (SEC File No. 333-197278)
15.2	Consent of Ernst & Young to incorporation of audit report dated April 27, 2015 into registration statement on Form F-3 (SEC File No. 333-197278)