Form 20-F
period 2016-12-31
CHINA NATURAL RESOURCES INC
filed 2017-06-19
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2016
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 24,910,916 common shares as of December 31, 2016.

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

Yes ☑  No ☐

Indicate by check mark whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☑	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this Annual Report to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; all references to "Bolivian Boliviano" or "BOB " are to Bolivian Boliviano; and all references to "Renminbi" or "CNY" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China. The accounts of the Company and its subsidiaries are maintained in Hong Kong Dollars, or Bolivian Boliviano, or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars, from Bolivian Boliviano to U.S. Dollars, and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the "CNY Exchange Rate") as quoted by UKForex on December 31, 2016, which was US$1.00 = CNY6.9448. Translations from Bolivian Boliviano to U.S. Dollars or from U.S. Dollars to Bolivian Boliviano have been made at the single rate of exchange (the "BOB Exchange Rate") as quoted by www.exchangerates.org.uk on December 31, 2016, which was US$1.00 = BOB6.9322. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2016. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

References to “Antay Pacha” are to Planta Metalurgica Antay Pacha S.A., a company organized in Bolivia and an indirect wholly-owned subsidiary of Double Grow.

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

References to “Double Grow” are to Double Grow International Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of CHNR.

References to “Easy Gain” are to Easy Gain Investments Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of Double Grow.

References to "Feishang Anthracite” are to Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited), a company organized in the British Virgin Islands whose ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on January 22, 2014; and, until January 22, 2014, a wholly-owned subsidiary of CHNR.

References to “Feishang Dayun” are to Feishang Dayun Coal Mining Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Pineboom.

References to “Feishang Enterprise” are to Feishang Enterprise Group Limited, a related company organized in the PRC and controlled by Mr. Li Feilie, the principal beneficial owner of the Company and its former Chairman and CEO.

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

References to “FMH Services” are to FMH Corporate Services Inc., a company organized in Florida and a wholly-owned subsidiary of CHNR.

References to “Full Profit” are to Full Profit Investments Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of Double Grow.

References to the “Group” are to the Company and its directly or indirectly owned subsidiaries.

References to “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board.

References to "Newhold" are to Newhold Investments Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of CHNR.

References to "Pineboom" are to Pineboom Investments Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of CHNR.

References to the "PRC" or "China" are to the People’s Republic of China and, solely for the purpose of this annual report, excluding Hong Kong, Macao, and Taiwan.

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

References to “Silver Moon” are to Silver Moon Technologies Limited, a company organized in the British Virgin Islands and an 80%-owned subsidiary of CHNR. Silver Moon is currently inactive.

References to “Spin-Off” are to the January 22, 2014 Distribution to the Company’s shareholders of the outstanding shares of Feishang Anthracite, which operated the Company’s coal mining and related business prior to January 22, 2014.

References to "Sunwide" are to Sunwide Capital Limited, a company organized in the British Virgin Islands and a wholly-owned subsidiary of CHNR. Sunwide is currently inactive.

References to “Wuhu Feishang” are to Wuhu Feishang Mining Development Co., Limited, a company organized in the PRC and, until March 3, 2017, a wholly-owned subsidiary of Feishang Mining.

References to “Yangpu Lianzhong” are to Yangpu Lianzhong Mining Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of China Coal.

References to “Yangpu Shuanghu” are to Yangpu Shuanghu Industrial Development Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of Feishang Yongfu.

References to “Yunnan Mining” are to Yunnan Feishang Mining Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of Yangpu Shuanghu.

ii

Forward-Looking Statements

This Annual Report contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements appear in a number of places in this Annual Report and include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, uncertainties concerning our ability to commence commercial production of the Company’s copper smelting business in Bolivia, uncertainties regarding the political, legal, social and economic circumstances in Bolivia, uncertainties associated with volatility in the market price of copper, uncertainties associated with the Company’s ability to secure copper ore and other raw materials supply for its copper smelting production, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3.D. of this Annual Report under the heading, “Risk Factors”. With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

iii

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

No disclosure is required in response to this Item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure is required in response to this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

On February 3, 2006, we consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). Our acquisition of Feishang Mining was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of our outstanding common shares. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are stated in CNY and are derived from the audited consolidated financial statements of the Company for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, prepared and presented in accordance with IFRS. Details of the Company’s acquisition of Feishang Mining are described elsewhere in this Annual Report.

Ernst & Young, our former independent registered public accounting firm, issued an unqualified auditor's report on our consolidated statement of financial position as of December 31, 2014, and the related consolidated statements of profit or loss, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2013 and 2014. Ernst & Young Hua Ming LLP, which has been engaged as our independent registered public accounting firm for the years ended December 31, 2015 and 2016, has issued unqualified auditor's reports on our consolidated statement of financial position as of December 31, 2015 and 2016, and the related consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for the years ended December 31, 2015 and 2016.

The selected financial information as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects”and our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

The statements of profit or loss data for each of the years ended December 31, 2014, 2015 and 2016 and the statements of financial position data as of December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements included in Part III, Item 18, "Financial Statements" of this Annual Report. The statements of financial position data as of December 31, 2012 and 2013 and the statements of profit or loss data for the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements that are not included in this Annual Report. Our historical results are not necessarily indicative of our results in any future period.

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

The statement of profit or loss data for the year ended December 31, 2016, and the statement of financial position data as of December 31, 2016 include the results of operations of Double Grow, which was acquired on December 23, 2016. The statement of profit or loss data for the year ended December 31, 2015, and the statements of financial position data as of December 31, 2014 and 2015 have been restated retrospectively as a result of the acquisition of Double Grow, by using the pooling of interest method since Double Grow’s incorporation date of December 17, 2014.

	Amounts in thousands, except share amounts and per share data
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2013	2014	2015	2016
	CNY	CNY	CNY	CNY	CNY
				(Restated)
Statements of Profit or Loss Data
Continuing operations
Revenue	14,728	41,360	8,303	18,342	—
Cost of sales	(9,036)	(25,101)	(6,563)	(31,936)	—
Gross profit/(loss)	5,692	16,259	1,740	(13,594)	—

(Loss)/profit before income tax from continuing operations	(15,356)	857	(26,384)	(39,945)	(23,036)

Loss for the year from continuing operations attributable to:
Owners of the Company	(14,391)	(1,285)	(33,223)	(41,449)	(23,036)
Non-controlling interests	—	—	—	—	—
	(14,391)	(1,285)	(33,223)	(41,449)	(23,036)

Loss from discontinued operations attributable to:
Owners of the Company	(75,312)	(334,119)	(9,925)	—	—
Non-controlling interests	8,256	(418)	(783)	—	—
	(67,056)	(334,537)	(10,708)	—	—

Loss attributable to:
Owners of the Company	(89,703)	(335,404)	(43,148)	(41,449)	(23,036)
Non-controlling interests	8,256	(418)	(783)	—	—
	(81,447)	(335,822)	(43,931)	(41,449)	(23,036)

Loss per share attributable to owners of the Company: Basic
For loss from continuing operations	(0.58)	(0.05)	(1.33)	(1.66)	(0.92)
For loss from discontinued operations	(3.02)	(13.41)	(0.40)	—	—
	(3.60)	(13.46)	(1.73)	(1.66)	(0.92)

Diluted
For loss from continuing operations	(0.58)	(0.05)	(1.33)	(1.66)	(0.92)
For loss from discontinued operations	(3.02)	(13.41)	(0.40)	—	—
	(3.60)	(13.46)	(1.73)	(1.66)	(0.92)

Weighted average number of shares outstanding
Basic	24,910,916	24,910,916	24,910,916	24,910,916	24,910,916
Diluted	24,910,916	24,910,916	24,910,916	24,910,916	24,910,916

	Amounts in thousands, except share amounts and per share data
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2013	2014	2015	2016
	CNY	CNY	CNY	CNY	CNY
			(Restated)	(Restated)

Statements of Financial Position Data
Total assets*	2,854,260	3,024,564	80,662	111,057	94,793
Current assets*	347,255	2,997,211	63,150	57,580	36,242
Current liabilities*	1,097,879	2,568,144	37,827	123,889	76,296
Total equity/ (deficiency in assets)	546,875	255,518	23,240	(17,799)	13,195
Non-controlling interests	93,941	93,523	—	—	—
Equity attributable to Owners of the Company	452,934	161,995	23,240	(17,799)	13,195
Capital stock	312,081	312,081	312,081	312,081	312,081

———————

*

In December 2013, the assets and liabilities of the coal mining segment and related business were reclassified to held for distribution, only as at December 31, 2013, and not as at the other year ends in the table.

The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly owned foreign enterprises and sino-foreign joint venture companies as reflected in its statutory financial statements are to be allocated to either (i) each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, or (ii) statutory reserve, as determined by the resolution of the Board of Directors annually. Prior to the Acquisition, the Board of Directors of Wuhu Feishang declared and paid dividends of CNY44.01 million (US$6.34 million) and CNY38.46 million (US$5.54 million) on February 28, 2005 and January 27, 2006, respectively. Wuhu Feishang declared dividends of CNY127.10 million (US$18.30 million) to its parent on April 27, 2012 which were paid in 2013. On June 28, 2013, Feishang Mining declared and paid dividends of HK$155.00 million (US$19.87 million) to the Company. On September 24, 2014, Wuhu Feishang declared dividends of CNY39.24 million (US$5.65 million) to its parent which were paid in 2015. On May 19, 2015, Feishang Mining declared and paid dividends of HK$39.50 million (US$5.06 million) to the Company.

Exchange Rates

The Company’s reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The following table provides information concerning the exchange rate of Renminbi for U.S. Dollars for each of the preceding five years, and for each month during the preceding six months. The rates of exchange for 2012 to 2014 are the rates quoted by Bloomberg L.P. The rates of exchange for 2015 are the rates quoted by www.oanda.com. The rates of exchange for 2016 and the preceding six months are the rates quoted by UKForex. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China, the PRC’s central bank. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

The exchange rate on June 15, 2017 was US$1.00 = CNY6.8036.

The following table reflects the high and low exchange rates for each month during the previous six months:

MONTH	Dec-16	Jan-17	Feb-17	Mar-17	Apr-17	May-17

High	6.9597	6.9610	6.8836	6.9150	6.9202	6.9057
Low	6.8799	6.8393	6.8548	6.8702	6.8801	6.8206

The following table reflects the average exchange rate for each of the preceding five years, calculated by using the average of the exchange rates on the last day of each month during the period:

YEAR	2012	2013	2014	2015	2016

High	6.3885	6.2445	6.2598	6.4917	6.9597
Low	6.2223	6.0543	6.0406	6.0933	6.4490
Average for period	6.2993	6.1417	6.1711	6.2436	6.6551

B.

Capitalization and Indebtedness

No disclosure is required in response to this Item.

C.

Reasons for the Offer and Use of Proceeds

No disclosure is required in response to this Item.

D.

Risk Factors

Risks Relating to Copper Smelting Operations in Bolivia

Volatility in the market price for copper may adversely affect the results of our smelting business.

The market prices for metals including copper ore have experienced significant volatility in recent years. Market prices depend upon many factors outside of our control and include industry specific factors such as supply and demand, as well as factors such as local and world-wide general economic conditions. The results of our copper smelting operations will be significantly affected by the market price for copper. For example, at times when the market price for copper ore is high, it may be difficult for us to secure sufficient raw material to enable us to operate at full capacity. Conversely, at times when the market price for copper cathodes (or electodeposited copper) is low, the costs of operating a copper smelting plant may not justify continued production.

Trial operations at our smelting plant have not commenced and we could encounter delays and expense prior to commencement of production.

We currently intend to conduct trial smelting operations commencing in the third quarter of 2017 with a view towards commencement of commercial production in the fourth quarter of 2017. In the event we encounter delays prior to or during the trial phase, scheduled commercial production may be correspondingly delayed and we may incur significant expense to resolve any problems we encounter.

We will incur operating costs prior to the commencement of revenue production.

Antay Pacha will incur operating expenses prior to the commencement of revenue production, including for management salaries, lease payments, licenses and permits and trial production expenses. Antay Pacha intends to fund these pre-revenue expenses through bank borrowings, internal resources and loans from related parties; but there is no assurance that Antay Pacha will secure the necessary operating funds on acceptable terms or at all.

We do not have a history of operations in Bolivia and are subject to all of the risks inherent in the operation of a business in a foreign country.

We have engaged a management team with experience in copper mining and smelting, however, many of these individuals are Chinese nationals and, since we do not have a history of operations in Bolivia, we will be subject to all of the political, legal, social and economic risks associated with operations in a foreign country.  We have engaged local attorneys and other professionals to guide us through legal, governmental and regulatory processes, however, we will likely encounter challenges associated with operations in Bolivia and there is no assurance that we will successfully overcome these challenges or that we will not incur significant time and expense in seeking to do so.

We will be subject to government regulation in various aspects of our Bolivian operations and our failure to comply with applicable government regulations could adversely affect us.

Antay Pacha is and will continue to be subject to be regulated in various aspects of its operations by a variety of laws, rules and regulations administered by the national and local governments, including laws, rules and regulations relating to: smelting operations; environmental protection; the use and preservation of dangerous substances; employment practices; as well as zoning and land use laws and a variety of local business laws, customs and implementation rules. Our failure to comply with applicable laws, rules, regulations and customs could adversely affect our operations and subject us to fines and other penalties including suspension or termination of our business permits.

If we are unable to successfully manage the integration of our acquisition, we may not benefit from our acquisition strategy.

As part of our growth strategy, we seek to supplement internal growth with targeted acquisitions. We may not be successful in integrating newly acquired companies into our day-to-day operations for a number of reasons, including if we are unable to (a) retain the skilled managerial, technical, and sales personnel of acquired companies; (b) retain the customers of acquired companies; (c) integrate the services offered by acquired companies with our existing services to achieve a single package of service offerings; (d) establish and maintain uniform standards, controls, policies and procedures throughout our acquired companies; or (e) devote the management time required to successfully integrate acquired businesses.

We do not have binding agreements with customers to purchase our output of copper cathodes.

While we believe there is a robust market for copper products not only in Bolivia, but in other countries including Germany and China, we do not currently have any commitments to purchase our output of copper cathodes.

Financial transfers to or out of Bolivia are subject to certain restrictions.

The principal regulation governing foreign currency exchange in Bolivia is Law No. 516, the investment promotion law (Ley de Promoción de Inversiones, “LPI”) that was promulgated in April 2014. The LPI guarantees that if foreign investors fulfill tax and other obligations under Bolivian law, they may freely transfer abroad their net profits, the capital resulting from the liquidation of companies or from the sale of shares, dispute settlement awards, among other amounts, in freely convertible currency. However, financial transfers to or out of Bolivia must be channeled through the Bolivian financial system, as well as registered with Bolivia’s Central Bank and these procedures may make it more difficult for us to effect financial transactions with our Bolivian subsidiary.

The fluctuation of the Boliviano may materially and adversely affect your investment.

The Boliviano is the official currency of Bolivia and the financial books and records of Antay Pacha will be maintained in Boliviano and, thereafter, converted into Renminbi or United States Dollar for various financial, accounting and reporting purposes. The exchange rate of the Boliviano against the Renminbi, the United States Dollar and other currencies may fluctuate and is affected by, among other things, changes in Bolivia’s political and economic conditions. Any significant revaluation of the Boliviano may materially and adversely affect our cash flows, revenues and financial condition. Conversely, if we convert our Boliviano into Renminbi or United States Dollar, appreciation of the Renminbi or United States Dollar against the Boliviano could affect the amount of Boliviano we convert.

Risks Relating to Our Financial Condition

We have incurred losses from operations for each of the preceding three fiscal years and there is no assurance that we will generate profits in the future.

For the three years ended December 31, 2014, 2015 and 2016, we incurred operating losses from continuing operations of CNY27.38 million (US$3.94 million), CNY40.11 million (US$5.78 million) and CNY20.55 million (US$2.96 million), respectively. Our operating losses are attributable, in part, to depressed prices for ore that we mined, the temporary suspension of operations at Yangchong Mine and the fact that the trial run of our copper smelting operation has not yet started. Our profitability is dependent upon many factors, including our ability to fund our operating expenses, produce copper cathodes, and sell our production output to third parties. Other factors, such as uncertainty over the demand and market price for copper, are outside of our control. There is no assurance that we will be successful in our efforts to achieve profitability.

We do not currently generate revenues from operations and commercial production is not expected to commence until the fourth quarter of 2017; we will have to fund operating expenses until we are able to generate sufficient revenue to pay them.

We do not currently generate revenues from operations and commercial production at our copper smelting plant is not expected to commence until the fourth quarter of 2017. We will continue to incur operating expenses prior to the commencement of revenue-producing activities, and we intend to fund those expenses from the proceeds of loans from our principal Shareholder and bank borrowings. If we encounter delays prior to the commencement of commercial production, we will be required to fund operating expenses longer than expected. There is no assurance that we will be able to secure amounts sufficient to fund our operating expenses until such time as we are able to generate revenues sufficient to pay those expenses.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2016 was effective. However, we cannot assure you our management will not identify material weaknesses in the future during the Section 404(a) process or our independent public registered accounting firm will not identify material weaknesses during the Section 404(b) process if it was performed in the current year or in the future or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

The exclusion of our Copper Segment from the scope of management’s assessment of the effectiveness of the Company’s internal control over financial reporting could deprive investors of information that is material to an investment decision.

The Company acquired Double Grow and its subsidiaries including Antay Pacha (the “Copper Segment”) in December 2016 and accounted for the acquisition as a combination of entities under common control since the Company and Double Grow were under the common control of Mr. Li Feilie. As such, the assets and liabilities of Double Grow have been accounted for at historical cost and the consolidated financial statements of the Group prior to acquisition have been restated to include the results of operations of Double Grow and its subsidiaries on a combined basis when the entities first came under the common control of Mr. Li Feilie. The total assets as of December 31, 2015 and the loss for the year ended December 31, 2015 of Double Grow and its subsidiaries accounts for 53.5% and 14.3% of the total assets and loss of CHNR, respectively. The total assets as of December 31, 2016 and the loss for the year ended December 31, 2016 of Double Grow and its subsidiaries accounts for 61.8% and 33.1% of the total assets and loss of CHNR, respectively. In accordance with SEC guidance, management’s assessment of the effectiveness of a company’s internal control over financial reporting may exclude from its scope subsidiaries that were acquired in a material business combination during the preceding fiscal year. Accordingly, management’s assessment of the effectiveness of the Company’s internal control over financial reporting excludes the Copper Segment from its scope. The Copper Segment is currently the Company’s sole operating segment. In light of the significance of the Copper Segment to the Company, taken as a whole, the exclusion of the Copper Segment from the scope of management’s assessment could deprive investors of material information that might have been revealed had management included the Copper Segment within the scope of its assessment.

Risks Relating to PRC Operations

We have in the past and may in the future engage in business operations in the PRC; however, our current business operations are conducted outside of the PRC. Notwithstanding the foregoing, our executive officers, directors and principal shareholders, our auditors and our bank accounts are located in the PRC; and many of our (inactive) subsidiaries are organized and funded in the PRC. To the extent we remain subject to the laws, rules, regulations and customs of the PRC, investors should consider the following risk factors.

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

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth, and recent statistics have, indeed, suggested that China’s high annual economic growth will slow down. According to China National Bureau of Statistics released data, China's consumer price index (CPI) remained stable for 2016, rising 2.0 percent year on year — well below the government's 3.0 percent target. As CPI is the main gauge of inflation, the lower than targeted CPI increase reflects that inflation in China remains largely in check.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the British Virgin Islands. As a result of our holding company structure, we rely primarily on dividend payments from our subsidiaries. However, PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits as certain reserve funds according to PRC accounting standards and regulations. The PRC government also imposes controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt in the future, the debt covenants may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive dividend from the operating companies due to contractual or other limitations on the payment of dividends, we may be unable to pay dividends on our common shares.

Governmental control of currency conversion may affect payment of our obligations and the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

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

The exchange rate of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. As some of our operating expenses are denominated in Renminbi, any significant revaluation of the Renminbi may materially and adversely affect our cash flows and financial condition. Conversely, if we convert our Renminbi into U.S. dollars, should we determine to pay dividends on our common shares or for other business purposes, appreciation of the Renminbi against the U.S. dollar could affect the amount of U.S. dollars we convert. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations resulting in a lower income, a charge to our income statement and a reduction in the value of these U.S. assets.

In 2016, the annual cumulative depreciation of the exchange rate of the Renminbi against the U.S. dollar was 6.95%. Since the beginning of 2017 to June 15, 2017, the exchange rate of the Renminbi against the U.S. dollar appreciated by 2.03%.

Recent PRC SAFE Regulations regarding offshore financing activities by PRC residents, have undergone continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect the implementation of our acquisition strategy, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

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

Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Proceedings instituted recently by the SEC against five PRC-based accounting firms could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The four firms appealed to the SEC against this decision and, on February 6, 2015, each of the four accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms' ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms' legal defenses in the event the administrative proceeding is restarted.

To our knowledge, we were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firms that issue the audit reports included in our annual reports filed with the SEC is affiliated to one of the four accounting firms above.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firms were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We are a British Virgin Islands company, our officers and directors are non-residents of the United States, our assets are located in the PRC and Bolivia, and our operations are conducted in the PRC and Bolivia. We do not maintain a business presence in the United States, Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the British Virgin Islands, the PRC or Bolivia would enforce (a) judgments of United States courts against us, or our directors or officers based on the civil liability provisions of the securities laws of the Unites States or any state, or (b) in original actions brought in the British Virgin Islands, the PRC or Bolivia, liabilities against us or any non-residents based upon the securities laws of the United States or any state.

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

We are not currently subject to the SEC’s XBRL requirements which may provide less information to investors than is provided by filers utilizing XBRL.

The SEC requires most reporting companies to provide financial statements in their periodic reports that include “XBRL tagging” – cross references that provide the reader with a greater understanding of the components of line items contained in financial statements. The SEC has recently announced taxonomy to enable filers of IFRS financial statements, such as the Company, to include XBRL tagging in their financial statements. However, under the SEC’s phase-in rules covering the new taxonomy, the Company is required to include XBRL tagging with its financial statements for the fiscal period ending December 31, 2017. Until we do so, readers will not have the benefit of XBRL tagging when reviewing our financial statements.

As a “foreign private issuer” we are not subject to certain requirements that other NASDAQ listed issuers are required to comply with, some of which are designed to provide information to and protect investors.

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ applicable to listed companies. However, we have elected to claim certain exemptions afforded to foreign private issuers by relevant NASDAQ rules, and as a result:

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

We have historically engaged in a substantial number of transactions with related parties in the ordinary course of business, predominantly with our principal beneficial owner and former Chairman and Chief Executive Officer and/or companies that he owns or controls. These transactions are described in greater detail elsewhere in this Annual Report. In general, NASDAQ rules require that related party transactions be reviewed by an audit committee or other committee comprised of independent directors. However, under NASDAQ rules applicable to foreign private issuers such as our company, we are exempt from certain NASDAQ requirements, including the requirement applicable to independent director review of related party transactions. This exemption is available to us because the laws of the British Virgin Islands, our home jurisdiction, do not mandate independent review of related party transactions.

Notwithstanding the foregoing, non-recurring related party transactions (i.e., related party transactions that are not in the ordinary course of business) are submitted for approval by our Board of Directors, following disclosure of the related party’s interest in the transaction, and, in all cases, board approval has historically included the unanimous approval of our independent directors. In addition, our annual audited financial statements, including the related party transactions reported therein, are approved by our audit committee, which is comprised solely of independent directors. However, except to the limited extent described above, these transactions are not individually reviewed or approved solely by independent directors. While management believes that related party transactions are on terms at least as favorable to the Company as could be obtained from unrelated parties, there is no assurance that such is the case, or that shareholders would not be better protected if we were not exempt from, or we chose to voluntarily comply with, the NASDAQ rule.

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

Our principal beneficial owner and his affiliates control us through their stock ownership; and their interests may differ from other shareholders.

Mr. Li Feilie, beneficial owner of a majority of our outstanding common shares, beneficially owns approximately 59% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this Annual Report under Item 6.E. “Share Ownership”.

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

SAT issued an announcement in February 2015, i.e., the Notice of SAT on Several Issues Concerning the CIT on the Indirect Transfers of Properties by PRC Non-Residents or “Announcement 7,” which stipulates in greater detail how to evaluate the “reasonable commercial substance”.

Using a “substance over form” principle, the PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax, in which case the gains derived from such “Indirect Transfer” may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, if a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant PRC tax authorities have the authority to make reasonable adjustments to the taxable income of the transaction.

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

Reverse Acquisition of Feishang Mining

On February 3, 2006, the Company consummated the Acquisition of all of the issued and outstanding capital stock of Feishang Mining. Feishang Mining beneficially owns 100% of the capital stock of Wuhu Feishang, a company established under the laws of the PRC, which is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. We acquired the capital stock of Feishang Mining from Feishang Group Limited (“Feishang Group”), a British Virgin Islands company. Mr. Li Feilie, our former Chief Executive Officer and Chairman, is the sole beneficial owner of Feishang Group. In consideration for our receipt of the shares of Feishang Mining, the Company issued 9,980,593 of its common shares to Feishang Group, representing approximately 86.4% of the Company’s then issued and outstanding common shares (after giving effect to the exchange of 320,000 outstanding preferred shares for 320,000 common shares), and issued to Feishang Group warrants (the “Warrants”) to purchase an additional 4,500,000 common shares. Ching Lung Po, director, Chief Executive Officer and Chairman of the Company resigned at the closing of the Acquisition, and Mr. Li Feilie, Chairman of Feishang Mining, was appointed as director, Chief Executive Officer and Chairman of the Company. The Company’s other directors and executive officers were not changed as a result of the Acquisition.

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

Non-ferrous Metal Exploration and Mining; Coal Mining and Production; and Other Activities

At various times during the period from February 2006 until March 2017, we:

•

Engaged in the exploration, mineral extraction, processing and sales of iron, zinc and other non-ferrous metals extracted or produced at mines primarily located in Anhui Province in the PRC, as well as our operation of related businesses. On December 27, 2015, we temporarily suspended our metals mining operations due to the low market price for non-ferrous metals and because we had substantially depleted minable ore at Yangchong Mine, our sole operating mine. In March 2016, we engaged a geological firm to conduct geological surveys to determine the viability of further mining at or near Yangchong Mine. However, we sold our non-ferrous mining operations to an unrelated third party in March 2017 after concluding that current market prices for non-ferrous metals, and the related costs of extraction and processing, did not permit us to engage in profitable mining operations.

•

Engaged in the mining and production of anthracite coal at mines located in Guizhou Province in the PRC. We conducted these activities through our indirect wholly-owned subsidiary, Feishang Anthracite. We disposed of our coal mining and related businesses in connection with the January 2014 Spin-Off and listing on the Main Board of the Hong Kong Stock Exchange of the shares of Feishang Anthracite.

•

Engaged in copper smelting operations through our subsidiary Mark Faith Technologies, Inc. in Inner Mongolia. We sold our copper smelting operations to an unrelated third party in September 2009.

Metals mining operations included the exploration for, and extraction, production and sale of, non-ferrous metals. Our metal mining operations were conducted by Wuhu Feishang, a PRC company that was wholly-owned by Feishang Mining. Wuhu Feishang is principally engaged in the mining of zinc, iron, and other minerals and non-ferrous metals, and their sale in the PRC. On February 24, 2017, Feishang Mining together with Wuhu City Feishang Industrial Development Co., Ltd., as nominee for Feishang Mining (collectively “Sellers”), entered into an agreement (the “Purchase Agreement”) with Mr. Shen Yandi, an unrelated individual (“Purchaser”), pursuant to which Sellers sold and Purchaser purchased, all of Sellers’ right, title and interest in and to the outstanding capital stock (the “Equity Interests”) of Wuhu Feishang.

The CNY1.00 million (US$0.14 million) purchase price for the Equity Interests was delivered to Sellers, and Sellers delivered the Equity Interests to Purchaser, at a closing held on March 3, 2017, following receipt of regulatory approval for transfer of the Equity Interests to Purchaser. Pursuant to the Purchase Agreement:

•

Wuhu Feishang remains responsible for all of its liabilities and financial obligations other than those expressly undertaken by Sellers.

•

Sellers established a joint bank account and Purchaser contributed CNY3.00 million (US$0.43 million) into the account as an earnest money deposit. The account will also include funds to be deposited by Wuhu Feishang to fund certain of Wuhu Feishang’s on-going financial obligations under the Purchase Agreement. The funds in the account will be disbursed with the approval of Sellers, upon the attainment of milestones and in the manner described in the Purchase Agreement.

•

The parties allocated responsibility for certain on-going negotiations and settlements with employees and various townspeople affected by Wuhu Feishang’s mining operations; as well as for certain on-going litigation.

•

Purchaser and Wuhu Feishang are prohibited from using the name “Feishang” in their operations.

•

A schedule of penalties is established to compensate a party for the other party’s breach of the terms of the Purchase Agreement. In some cases, penalties are in addition to indemnification and/or performance obligations of a breaching party.

The foregoing description of the Purchase Agreement is only a summary and is qualified in its entirety by reference to the Purchase Agreement, a copy of which has been translated into English and incorporated by reference as Exhibit 4.14 to this Annual Report.

Bolivian Copper Smelting Operations

On December 23, 2016, the Company entered into an agreement with Feishang Hesheng, a related party, and completed the acquisition of all of the issued and outstanding capital stock (the “Acquired Shares”) of Double Grow, its direct and indirect subsidiaries Easy Gain and Full Profit, each of which is organized under the laws of the British Virgin Islands, and their operating subsidiary, Antay Pacha.

The US$1,541,129 purchase price for the Acquired Shares includes the assumption of US$1,441,129 of indebtedness owed by Double Grow to Feishang Hesheng (the “Loan”). The Company paid the purchase price by delivery of its check in favor of Feishang Hesheng in the amount of US$100,000, and is required under the agreement to assume Double Grow’s obligation to repay the Loan. In consideration of the Company’s assumption of the Loan, Feishang Hesheng delivered its Deed of Assignment of the Loan in favor of the Company.

The foregoing description of the agreement with Feishang Hesheng is only a summary and is qualified in its entirety by reference to the entire agreement, a copy of which has been translated into English and incorporated by reference as Exhibit 4.12 to this Annual Report.

Antay Pacha has constructed a copper smelting facility in Uyuni City, Potosi Province, in Western Bolivia. Plant construction is nearing completion and it is anticipated that trial production will commence during the third quarter of 2017 and that commercial production will commence during the fourth quarter of 2017. It is expected that, at full capacity, the plant will produce approximately 3,000 tonnes of copper cathodes annually. Antay Pacha intends to sell its production of copper cathodes to customers located primarily in Bolivia, Germany and the PRC.

Feishang Hesheng is beneficially owned by Mr. Li Feilie, the principal beneficial owner of the Company, and members of his family. Mr. Li is also the former Chief Executive Officer and Chairman of the Company. Mr. Wong Wah On Edward, currently the Chief Executive Officer and Chairman of the Company, is also the Company Secretary of Feishang Hesheng.

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

B.

Business Overview

From February 2006 until March 2017, we engaged in the exploration, mineral extraction, processing and sales of iron, zinc and other non-ferrous metals extracted or produced at mines primarily located in Anhui Province in the PRC, as well as our operation of related businesses. We conducted these activities through our indirect wholly-owned subsidiary, Wuhu Feishang. Wuhu Feishang holds mining rights to mine, process and sell non-ferrous metals extracted or produced at Yangchong Mine located in Anhui Province in the PRC. Historically, we extracted or produced iron, zinc, micaceous oxide and sulphur concentrates at Yangchong Mine.

On December 27, 2015, we temporarily suspended our metals mining operations due to the low market price for non-ferrous metals and because we had substantially depleted minable ore at Yangchong Mine. In March 2016, we engaged a geological firm to conduct geological surveys to determine the viability of further mining at or near our current mine. However, we sold our non-ferrous mining operations to an unrelated third party in March 2017 after concluding that current market prices for non-ferrous metals did not permit us to engage in profitable mining operations. On March 3, 2017, Sellers and Purchaser consummated the transactions contemplated by the February 24, 2017 Purchase Agreement, and Sellers sold, and Purchaser purchased, all of Sellers’ right, title and interest in and to the Equity Interests of Wuhu Feishang. Wuhu Feishang was a wholly-owned subsidiary of Feishang Mining.

On December 23, 2016, we acquired all of the issued and outstanding capital stock of Double Grow, its direct and indirect subsidiaries Easy Gain and Full Profit, and their Bolivian operating subsidiary, Antay Pacha. Antay Pacha has constructed a copper smelting facility in Uyuni City, Potosi Province, in Western Bolivia. Plant construction is nearing completion and it is anticipated that trial production will commence during the third quarter of 2017 and that commercial production will commence during the fourth quarter of 2017. It is expected that, at full capacity, the plant will produce approximately 3,000 tonnes of copper cathodes annually. Antay Pacha intends to sell its production of copper cathodes to customers located primarily in Bolivia, Germany and the PRC.

Management is also exploring new businesses opportunities to contribute to revenues and enhance shareholder values.

BUSINESS SEGMENT – Copper Smelting Operations

Our copper smelting operations are conducted by Antay Pacha, a Bolivian corporation which is owned 60% by Full Profit, 20% by Easy Gain and 20% by Double Grow.

Copper Industry and Market

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

Copper is an internationally traded commodity, the price of which is effectively established on commodity markets throughout the world. Copper price has been under pressure in recent years due to the slow recovery of global economy. In 2016, copper price remained volatile at low levels for most of the 2016 year, but had a slight rebound in the last two months of 2016, and reached an annual high of CNY48,405 (US$6,970) per tonne on November 28, 2016. The closing price at the end of 2016 was CNY44,940 (US$6,471) per tonne, representing an increase of 24% compared with the beginning of the year.

The following table shows the world refined production and world refined usage of copper over the past five years:

	2012	2013	2014	2015	2016

World refined production (in thousand tonnes)	20,203	21,060	22,483	22,872	23,406
World refined usage (in thousand tonnes)	20,473	21,396	22,880	23,035	23,461
China’s average price (CNY/ tonne)	57,212	53,199	49,085	40,751	38,152

———————

Source: ICSG and Wind Economic Database.

Copper Smelting

Overview of Antay Pacha

Antay Pacha’s principal activity will be to produce copper cathodes from copper ores by smelting, for distribution in Bolivia and foreign markets. The office and the copper smelting plant of Antay Pacha are located in Uyuni City, Potosi Province, in Western Bolivia. Antay Pacha’s offices, processing facilities and warehouses cover a total gross area of approximately 40,000 square meters. The land was leased from the local Bolivian government for a term of 12 years commencing May 2015, with monthly lease payments of BOB16,400 (US$2,366).

Antay Pacha plans to export its products via ports in Chile along the Pacific Ocean; or transports overland by truck from Antay Pacha to ports in neighboring countries and then by sea to designated destinations. In this way, Antay Pacha hopes to effectively control its transportation costs.

The plant proposes to process copper through a hydrometallurgy process whereby water is used in grinding, stirring and washing of oxide cooper ore and extraction of copper from copper sulfate solution, with daily consumption of 30 to 40 tonnes of water. Areas surrounding Antay Pacha contain substantial amounts of precious and commercially prized metals including copper and lithium; and it is anticipated that Antay Pacha will purchase copper ore from copper mines in surrounding areas, potentially including a copper mine owned and operated by Feishang Hesheng.

The final product of the smelting process is copper cathode, which is a form of copper that has a purity of 99.95%.  The major uses of copper cathodes are in the manufacture of copper rods for the wire and cable industry and copper tubes for consumer durable goods.  Copper cathodes are also used for the production of alloys such as brass, bronze and alloy steel, with applications in transportation, electrical appliances and machinery and construction. The potential market for copper cathodes is large, and includes demand from the electrical appliances industry, the power transmission industry, light industries, machinery manufacturers, the electronics industry and other downstream industries.

Metallurgical Process

The metallurgical process of copper smelting is shown below:

Geography

The following diagrams show the geography of Antay Pacha’s copper smelting plant and its surrounding areas:

BOLIVIA
Political Map
N
PANDO
Cobija
BRAZIL
Santa Ana
BENI
San Borja
Trinidad
PERU
LA PAZ
LAKE TITICACA
LA PAZ
SANTA CRUZ
COCHABAMBA
Cochabamba
Aiquile
Montero
Santa Cruz
San Jose de Chiquitos
Robore
Puerto Suarez
Oruro
ORURO
Sucre
CHILE
Potosi
CHUQUISACA
Antay Pacha
Uyuni
POTOSI
PARAGUAY
Tarija
TARIJA
Villazon
ARGENTINA
0 50 100 Km
LEGEND
International Boundary
Department Boundary
National Capital
Department Capital
Other Cities

Raw materials

Copper ores and sulfuric acid are two essential raw materials for Antay Pacha’s smelting operation. Copper ores are generally purchased from local copper mines in surrounding areas, which include Empressa Minera Jacha Uru S.A. (“Jacha Uru”), a copper mine owned and operated by Feishang Hesheng, a related party. To ensure stable supply of copper ores, Antay Pacha has entered into a long-term supply agreement with Cooperative Minera Estrella del Sur Ltda., a copper mine with a monthly supply capacity of 1500 ~ 2000 tonnes’ of copper ores.

Antay Pacha has also entered into a strategic co-operation agreement with a local copper mine, Minera DCH S.R.L. (“DCH”), to provide technical and operational support for extracting DCH’s copper ores, which will be sold exclusively to Antay Pacha as required by the agreement.

Sulfuric acid is currently purchased from Chile through Bolivia’s import traders because of significant price difference between Chile and Bolivia. In the event Bolivia tightens its import control over sulfuric acid, Antay Pacha will reevaluate purchasing sulfuric acid from local producers.

Suppliers

For the years ended December 31, 2015 and 2016, the largest five suppliers accounted for 99% and 100% of Antay Pacha’s purchases, respectively. For the years ended December 31, 2015 and 2016, the largest supplier accounted for 48% and 60% of Antay Pacha’s purchases, respectively. For the year ended December 31, 2015 and 2016, Jacha Uru was the largest supplier of copper ore to Antay Pacha.

Customers

Antay Pacha is not currently a party to any agreements relating to disposition of its output of copper cathodes, but plans to sell its copper products primarily to copper downstream processing manufacturers in China and Germany, and to copper traders in Bolivia.

Competition

Antay Pacha has three major competitors in Bolivia which are also engaged in the production and sale of copper cathodes. Inasmuch as the majority of Antay Pacha’s copper products are expected to be sold to foreign markets such as China and Germany, and the total output quantity of Bolivia’s copper only constitutes a small portion of world copper production, the Company believes that its competitors will not pose a significant threat to Antay Pacha’s copper sales.

 Government Regulation of Copper Smelting Activities

Antay Pacha is and will continue to be subject to be regulated in various aspects of its operations by a variety of laws, rules and regulations administered by the national and local governments.

Mining and Metallurgy Regulations

The Ministry of Mining and Metallurgy of Bolivia is responsible for the administrative management of Bolivia’s mining industry, including the formulation, execution, evaluation and monitoring of policies regarding minerals and metals’ exploration, extraction, sieving, smelting and refining, trading, and industrialization. The smelting activities of Antay Pacha will be subject to rules and regulations promulgated by the Ministry of Mining and Metallurgy.

The Mining Administrative Jurisdictional Authority is an affiliate of the Ministry of Mining and Metallurgy. Pursuant to Bolivia’s No. 535 Mining Law promulgated on May 28, 2014, activities in connection with concentration, smelting and refining are required to obtain a business permit granted by the Mining Administrative Jurisdictional Authority. Business permits are subject to suspension or withdrawal if the business is found to have violated other laws, rules and regulations to which the business is subject.

Environmental Laws

The principal laws governing Bolivia’s environmental protection are Law No. 1333 - the environmental law promulgated on April 27, 1992, and Law No. 1700 - the forest law promulgated on 1996. Bolivia’s environmental laws are administered by the Ministry of Environment and Water and its subsidiaries.

An environmental license from the Ministry of Environment and Water and the Autonomous Municipal Government of Uyuni is a prerequisite for obtaining a business permit. Penalties for breaching the environmental protection laws include rectification within a limited timeframe, or suspension of production and other business activities if surrounding environments were seriously damaged.

Supreme Decree No. 24176 requires an environmental report detailing the activity, contruction and project (Actividad, Obra y Projecto, “AOP”) of the company be submitted for approval of the environmental license.

Regulation of Controlled Substances

The purchase, usage and preservation of dangerous substances, including sulfuric acid, hydrochloric acid and nitric acid, are governed by Bolivia’s Controlled Substances Institution, which is a subsidiary of the Ministry of Government. Applicable regulations require the filing of forms respecting the ownership and use of controlled substances, and the failure to timely submit required reports, or safety accident occurred during the time of preservation and use, could result in the imposition of a fine, with the prospect of economic sanctions or criminal responsibilities in case of serious violations.

Labor Laws

Pursuant to the Labor Law promulgated on May 24, 1939 and later amended in 1992, employers are subject to employee’s rights in contract signing, working condition, remuneration, work safety, occupational risk and compulsory medical and social insurance. Violation of the Labor Law may lead to avoidance of employment contract, compensation to employees, and fines imposed by labor authorities. When there is conflict between the employer company and the trade union or employee, and the mediation committee or the arbitral tribunal fails to reach a mediation agreement or arbitration, the trade union may declare a strike that could lead to the shutdown of the employer company and in the case of conflict with a worker, fines may be incurred. The Labor Law is administered by the Ministry of Labor Employment and Social Security and Jurisdictional Activity.

Autonomous Municipal Government of Uyuni

Industrial and residential land of Antay Pacha’s smelting plant requires approval from the Autonomous Municipal Government of Uyuni, and operations are limited to the approved purposes. Pursuant to the Autonomous Municipal Government Law No. 482 promulgated on January 9, 2014, violation of land use rules may result in fines, and the person responsible and the legal entity may bear criminal responsibilities in case of serious violations.

Other Regulations

The business activities of Antay Pacha must also comply with Bolivia’s business laws, customs laws and associated implementation rules. Any violation of those laws and rules may lead to fines or criminal sanctions.

Management believes that Antay Pacha is in material compliance with all applicable government regulations of Bolivia.

NON-BUSINESS SEGMENT – Corporate Activities

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

C.

Organizational Structure

CHNR is a holding company directly or indirectly owning the following subsidiaries, to the extent indicated (as of June 15, 2017):

				CHNR (BVI)

100%	100%	80%	100%	100%	100%	100%		100%
FMH Services (Florida, US)	Feishang Mining (BVI)	Silver Moon (BVI)	China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)		Double Grow (BVI)

			100%		100%	100%	100%		100%
			Yangpu Lianzhong (PRC)		Feishang Yongfu (HK)	Feishang Dayun (HK)	Easy Gain (BVI)		Full Profit (BVI)

					100%			20%
					Yangpu Shuanghu (PRC)		20%	Antay Pacha* (Bolivia)	60%

					100%
					Yunnan Mining (PRC)

					100%
					Feishang Management (PRC)

———————

*

All current operations are conducted by Antay Pacha.

See Item 4.B. above and Exhibit 8 for descriptions of the Company’s subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Bolivia and Shenzhen (Guangdong Province) in the PRC. On September 1, 2013, the Company signed an office sharing agreement with Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain Directors of CHNR. Pursuant to the agreement, the Company shared 119 square meters out of the total of 368 square meters of the office premises. On April 1, 2017, the Company signed an office sharing agreement with Anka which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.  For the years ended December 31, 2014, 2015 and 2016, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY565,000 (US$81,356), CNY560,000 (US$80,636) and CNY631,000 (US$90,859), respectively.

The offices, mining sites and other processing facilities of Wuhu Feishang are all located in Wuhu City, Anhui Province in the PRC. Wuhu Feishang’s office, processing facilities and warehouses cover a total gross area of approximately 26,000 square meters. As is typical in the PRC, the PRC government owns all of the land on which the improvements and mines are situated. Wuhu Feishang assumed the rights to use the land and its leasehold properties when it acquired the entire business of Anhui Fanchang, Wuhu Feishang’s predecessor. Upon consummation of the transactions contemplated by the February 24, 2017 Purchase Agreement, the Company severed its relationship with Wuhu Feishang effective March 3, 2017 and no longer occupies the facililes of Wuhu Feishang.

The offices and the copper smelting plant of Antay Pacha are all located in Uyuni City, Potosi Province, in Western Bolivia. Antay Pacha’s offices, processing facilities and warehouses cover a total gross area of approximately 40,000 square meters. The land was leased from the local Bolivian government for a term of 12 years commencing May 2015, with monthly lease payments of BOB16,400 (US$2,366).

For the years ended December 31, 2014, 2015, and 2016, the Company incurred capital expenditures (excluding fees for renewal of mining rights) of CNY54.24 million (US$7.81 million), CNY10.63 million (US$1.53 million) and CNY4.95 million (US$0.71 million), respectively.

See Item 5.F. for the Company’s material commitments for capital expenditures.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intentions, beliefs and current expectations of Company management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, uncertainties concerning our ability to commence commercial production of the Company’s copper smelting business in Bolivia, uncertainties regarding the political, legal, social and economic circumstances in Bolivia, uncertainties associated with volatility in the market price of copper, uncertainties associated with the Company’s ability to secure copper ore and other raw materials supply for its copper smelting production, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3.D. of this Annual Report under the heading, “Risk Factors”. With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes its assumptions or bases are reasonable and have formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2014, 2015 and 2016 included elsewhere herein. The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

A.

Operating Results

Continuing operations

On December 31, 2013, the Board of Directors approved a conditional special interim dividend to the shareholders of CHNR satisfied by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to all shareholders of CHNR in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Pursuant to the Distribution, each shareholder of CHNR became entitled to five shares of Feishang Anthracite for each share of CHNR held on the Distribution Record Date. After the completion of the Distribution, CHNR no longer holds any shares in Feishang Anthracite and discontinued its acquisition and exploitation of mining rights, including the exploration, construction, development and operation of coal mines located in Guizhou Province, the PRC.

The Spin-Off did not involve any offering of new shares of Feishang Anthracite or a public offering of any other securities and no funds were raised pursuant to the Spin-Off. The Distribution became unconditional upon successful listing by way of introduction on the Main Board of the Hong Kong Stock Exchange of Feishang Anthracite on January 22, 2014.

On March 3, 2017, Feishang Mining disposed of its entire interest in Wuhu Feishang to Mr. Shen Yandi, an unrelated individual, for a consideration of CNY1.00 million (US$0.14 million), after concluding that current market prices for non-ferrous metals, and the related costs of extraction and processing, did not permit us to engage in profitable mining operations. As a result of the disposition of Wuhu Feishang, the Company no longer engages in the acquisition and exploitation of mining rights covering iron, zinc and other non-ferrous metals.

On December 23, 2016, CHNR acquired all of the issued and outstanding capital stock of Double Grow, its direct and indirect subsidiaries Easy Gain and Full Profit, and their operating subsidiary, Antay Pacha. Antay Pacha proposes to principally engage in the smelting of copper ore and production of copper cathodes for sale in markets including China, Germany and Bolivia. Antay Pacha and its approximately 20 employees are in the process of installing and fine-tuning equipment at its smelting and production plant located in Western Bolivia in anticipation of trial production scheduled to commence in the third quarter of 2017.

The following discussion reflects only the continuing operations of the Company:

Revenues and Gross Profit

Revenue for sales of all products is recognized when title passes to the customer in accordance with the relevant sales agreement, generally upon product acceptance by the customer.

2016 vs 2015

There were no sales for the year ended December 31, 2016, as compared to CNY18.34 million (US$2.64 million) for the year ended December 31, 2015. The decrease was due to the temporary suspension of production of our metals mining operations since December 2015, and the fact that the trial run of our copper smelting operation has not yet started.

2015 vs 2014

Sales from our metal segment’s operation increased by CNY10.04 million (US$1.44 million), or 120.91%, to CNY18.34 million (US$2.64 million) for the year ended December 31, 2015 from CNY8.30 million (US$1.20 million) for the year ended December 31, 2014. The increase was mainly contributed by an increase in the sales volume of zinc concentrates produced in prior years and iron concentrates produced in 2014 and 2015, partially offset by the drop of the average selling price per tonne of iron concentrates.

Sales were mainly derived from sales of zinc concentrates, iron concentrates and sulfur concentrates. Sales of zinc concentrates increased by CNY1.05 million (US$0.15 million), from nil in 2014 to CNY1.05 million (US$0.15 million) in 2015. Sales of iron concentrates also increased by CNY10.01 million (US$1.44 million), or 146.04%, from CNY6.86 million (US$0.99 million) in 2014 to CNY16.87 million (US$2.43 million) in 2015. The increase in iron concentrates sales was mainly contributed by an increase in the iron sales volume in 2015 from 8,056 tonnes in 2014 to 36,195 tonnes in 2015. Iron concentrates production decreased by 9,500 tonnes, or about 33.81% in response to the falling sales price. The average selling price of iron was CNY466 (US$67) per tonne in 2015, representing a drop of CNY385 (US$55), or 45.24%, from CNY851 (US$123) in 2014. Sales of sulfur concentrates decreased by CNY1.02 million (US$0.15 million), or 70.83%, from CNY1.44 million (US$0.21 million) in 2014 to CNY0.42 million (US$0.06 million) in 2015. We sold 1,530 tonnes of sulfur concentrates in 2015, representing a decrease of 3,620 tonnes, or 70.29% from 5,150 tonnes in 2014. The average selling price of sulfur concentrates decreased by CNY7 (US$1) per tonne, or 2.49%, from CNY281 (US$40) in 2014 to CNY274 (US$39) in 2015.

Gross loss for the year ended December 31, 2015 was CNY13.59 million (US$1.96 million) with a gross loss margin of 74.11%, as compared to a gross profit of CNY1.74 million (US$0.25 million) with a gross profit margin of 20.96% for the year ended December 31, 2014. The approximately CNY15.33 million (US$2.21 million), or 881.03%, drop in gross profit, was mainly due to the decline in selling prices of iron concentrates compared to the prior year’s.

Gross profit on sales of zinc for the year ended December 31, 2015 was CNY0.08 million (US$0.01 million), compared to nil for the same period in 2014.

Gross loss or gross loss margin on sales of iron for the year ended December 31, 2015 was CNY13.59 million (US$1.96 million), or approximately 80.55%, as compared to a gross profit of CNY1.85 million (US$0.27 million), or a gross profit margin of 26.95% for the same period in 2014. The drop in gross profit was primarily caused by the decline in the selling price of iron concentrates.

Gross loss was CNY0.09 million (US$0.01 million) on sales of sulfur concentrates for the year ended December 31, 2015 as comparable to the CNY0.07 million (US$0.01 million) for the same period in 2014. The slight increase in gross loss was primarily caused by the drop in both volume sold and selling price of sulfur concentrates.

Administrative Expenses

2016 vs 2015

Administrative expenses are mainly comprised of salaries and staff welfare expenses, termination benefits, depreciation expenses, travel and entertainment expenses, legal and professional fees, rental expenses, land usage tax and office expenses.

Administrative expenses in 2016 decreased by CNY5.15 million (US$0.74 million), or 25.55% to CNY15.01 million (US$2.16 million) from CNY20.16 million (US$2.90 million) in 2015. The decrease in administrative expenses was primarily caused by the decrease in termination benefits arising from the temporary suspension of operations at Yangchong Mine and the decrease in salaries and staff welfare expenses due to a decrease in the headcount of administrative staff of Yangchong Mine, which was partly offset by the increase of depreciation expenses and other administrative expenses of copper smelting operations in 2016 due to the completion of building construction and the increase in the headcount of administrative staff of Antay Pacha.

2015 vs 2014

Administrative expenses in 2015 increased by CNY7.93 million (US$1.14million), or 64.84% to CNY20.16 million (US$2.90 million) from CNY12.23 million (US$1.76 million) in 2014. The increase in administrative expenses was primarily caused by the termination benefits arising from the temporary suspension of operations at Yangchong Mine in December 2015 and the inclusion of administrative expenses of copper smelting operations in 2015 as a result of acquisition of Double Grow using the pooling of interest method.

Impairment Loss on Property, Plant and Equipment

There was no impairment loss on property, plant and equipment in 2016.

An impairment loss on property, plant and equipment of CNY7.54 million (US$1.09 million) was made in 2015, compared to the CNY8.07 million (US$1.16 million) impairment loss in 2014 in connection with the price decline of iron concentrates during the period. The recoverable value of Yangchong Mine was determined based on the mine’s value-in-use (“VIU”) using pre-tax cash flow projections, adopting certain assumptions based on the mine’s past performance and our expectations on market development, applying a pre-tax discount rate of 16.00%.

Write-down/(Reversal of write-down) of Inventories to Net Realizable Value, net

The reversal of write-down of inventories to net realizable value of CNY1.74 million (US$0.25 million) was recorded in 2016, as compared to CNY5.47 million (US$0.79 million) in 2015. The reversal was due to the recovery of the selling price of iron concentrates in 2016.

The reversal of write-down of inventories to net realizable value of CNY5.47 million (US$0.79 million) was recorded in 2015 along with the sales of finished goods which has been provided write-down of CNY11.12 million (US$1.60 million) previously. CNY5.65 million (US$0.81 million) written-down of inventories was provided in 2015, as compared to CNY9.30 million (US$1.34 million) provided in 2014, the decrease was mainly caused by the decrease of inventory balances as of December 31, 2015 as compared to December 31, 2014.

Other Operating Income/(Expenses), net

Other operating expenses in 2016 and 2015 mainly represented equipment testing and fine-tuning expenses incurred for trial run and commercial production purpose of copper smelting operations, which was partially offset by the government grants for enterprise development of a monitoring system at Yangchong Mine.

Other operating income in 2014 mainly represented consulting income.

Non-operating Expenses, net

2016 vs 2015

Non-operating expenses was CNY2.35 million (US$0.34 million) in 2016 as compared to non-operating expenses of CNY0.09 million (US$0.01 million) in 2015. The non-operating expenses in 2016 mainly represented the outsourcing compensation in connection with the suspension of production at Yangchong Mine.

2015 vs 2014

There was no material fluctuation in the non-operating expenses of CNY0.09 million (US$0.01 million) in 2015 as compared to non-operating expenses of CNY0.22 million (US$0.03 million) in 2014.

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

The Company’s subsidiaries in Bolivia are subject to a Bolivian enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

2016 vs 2015

Income tax expenses decreased from CNY1.50 million (US$0.22 million) in 2015 to nil in 2016. The decrease was due to the absence of revenue in 2016 .

2015 vs 2014

Income tax expenses decreased from CNY6.84 million (US$0.98 million) in 2014 to CNY1.50 million (US$0.22 million) in 2015. The decrease was mainly contributed by (i) the income tax expenses amounting to CNY3.53 million (US$0.51 million) attributable to the profit distribution by Wuhu Feishang in 2014; and (ii) the deferred tax expenses amounting to CNY1.53 million (US$0.22 million) arising from the valuation allowance of deferred tax assets of Wuhu Feishang in 2014 compared to the lack of deferred tax expenses in 2015.

Loss from Continuing Operations

2016 vs 2015

Loss from continuing operations decreased from CNY41.45 million (US$5.97 million) in 2015 to CNY23.04 million (US$3.32 million) in 2016. The decreased loss was mainly due to (i) a gross loss amounting to CNY13.59 million (US$1.96 million) in 2015 as compared to nil in 2016; (ii) an impairment loss on property, plant and equipment amounting to CNY7.54 million (US$1.09 million) in 2015 as compared to nil in 2016; and (iii) a decrease of CNY5.15 million (US$0.74 million) in administrative expenses mainly due to the decrease in termination benefits and staff cost in connection with the temporary suspension of production of Yangchong Mine. The decreased loss was partially offset by (i) a decrease of CNY3.73 million (US$0.54 million) in reversal of write-down of inventories to net realizable value due to the decrease of inventory balance ; (ii) an increase of CNY3.24 million (US$0.47 million) in losses arising from temporary suspension of production at Yangchong Mine; and (iii) an increase of CNY2.18 million (US$0.31 million) due to one-off compensation to a contractor due to the suspension of production at Yangchong Mine in 2016.

2015 vs 2014

Loss from continuing operations increased from CNY33.22 million (US$4.78 million) in 2014 to CNY41.45 million (US$5.97 million) in 2015. The increased loss was mainly due to (i) a decrease of CNY15.33 million (US$2.21 million) in gross profit compared to the year ended December 31, 2014; (ii) a net loss of copper smelting operations in 2015 amounting to CNY5.87 million (US$0.85 million) was included as a result of acquisition of Double Grow by using pooling of interest method; and (iii) a termination benefit from the streamline operation amounting to CNY5.51 million (US$0.79 million) in 2015, partially offset by (i) a decrease in income tax expenses amounting to CNY5.34 million (US$0.77 million) attributable to the profit distribution by Wuhu Feishang in 2014; and (ii) a decrease of CNY14.77 million (US$2.13 million) in write-down of inventories to net realizable value compared to the year ended December 31, 2014.

Discontinued Operations

Discontinued operations represented the Company’s coal mining and related business operated and owned by Feishang Anthracite, the Company’s shares in which were distributed to the Company’s shareholders on January 22, 2014.

Net loss from discontinued operations in 2014 represented only one month’s operation of Feishang Anthracite.

Critical Accounting Policies

Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and assumptions. We believe that the following are some of the more significant judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue recognition

The Group sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognized when the significant risks and rewards of ownership have passed to the customer, provided that the Group does not maintain neither managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of the product by the customer.

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

When proved and probable reserves have been determined, costs incurred to develop mines are capitalized as part of the cost of the mining structures.

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

Estimated useful lives are as follows:

Non-mining related buildings	8 - 35 years
Non-mining related machinery and equipment	3 - 15 years
Motor vehicles	4 - 8 years

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

Exploration and evaluation costs

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralization in existing bodies and to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is expensed as incurred.

Once the exploration right to explore has been acquired, exploration and evaluation expenditure is charged to the consolidated statement of profit or loss as incurred, unless a future economic benefit is more likely than not to be realized. Exploration and evaluation assets acquired in a business combination are initially recognized at fair value. They are subsequently stated at cost less accumulated impairment.

When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, etc.), the asset’s recoverable amount is estimated.

Income taxes

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either as other comprehensive income or loss, or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the end of the reporting date, taking into consideration interpretations and practices prevailing in the countries where the Group operates and generates taxable income.

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

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

Changes in Accounting Policies and Disclosures

The Group has adopted the following new and revised IFRSs for the first time for the current year's financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
IFRS 14	Regulatory Deferral Accounts
Amendments to IAS 1	Disclosure Initiative
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants
Amendments to IAS 27	Equity Method in Separate Financial Statements
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs

Except for the amendments to IFRS 10, IFRS 12 and IAS 28, amendments to IFRS 11, IFRS 14, amendments to IAS 16 and IAS 41, amendments to IAS 27, and certain amendments included in the Annual Improvements 2012-2014 Cycle, which are not relevant to the preparation of the Group’s financial statements, the nature and the impact of the amendments are described below:

(a)

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

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of profit or loss. The amendments have had no significant impact on the Group’s financial statements.

(b)

Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are applied prospectively. The amendments have had no impact on the financial position or performance of the Group as the Group has not used a revenue-based method for the calculation of depreciation of its non-current assets.

(c)

Annual Improvements to IFRSs 2012-2014 Cycle issued in September 2014 sets out amendments to a number of IFRSs. Details of the amendments are as follows:

•

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Clarifies that changes to a plan of sale or a plan of distribution to owners should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. Accordingly, there is no change in the application of the requirements in IFRS 5. The amendments also clarify that changing the disposal method does not change the date of classification of the non-current assets or disposal group held for sale. The amendments are applied prospectively. The amendments have had no impact on the Group as the Group did not have any change in the plan of sale or disposal method in respect of the disposal group held for sale during the year.

Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions (2)
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (2)
IFRS 9	Financial Instruments (2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (5)
IFRS 15	Revenue from Contracts with Customers (2)
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers (2)
IFRS 16	Leases(3)
Amendments to IAS 7	Disclosure Initiative(1)
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (1)
Amendments to IAS 40	Transfers of Investment Property(2)
IFRIC Interpretation 22	Foreign Currency Transactions and Advance Consideration(2)
Amendments to IFRS 12 included in Annual improvements 2014-2016 Cycle	Disclosure of Interests in Other Entities (1)
Amendments to IFRS 1 included in Annual improvements 2014-2016 Cycle	First-time Adoption of International Financial Reporting Standards(2)
Amendments to IAS 28 included in Annual improvements 2014-2016 Cycle	Investments in Associates and Joint Ventures (2)
IFRS 17	Insurance Contracts(4)
IFRIC Interpretation 23	Uncertainty over Income Tax Treatments(3)

———————

1

Effective for annual periods beginning on or after 1 January 2017

2

Effective for annual periods beginning on or after 1 January 2018

3

Effective for annual periods beginning on or after 1 January 2019

4

Effective for annual periods beginning on or after 1 January 2021

5

No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from January 1, 2018. During 2016, the Group performed a high-level assessment of the impact of the adoption of IFRS 9. This preliminary assessment is based on currently available information and may be subject to changes arising from further detailed analyses or additional reasonable and supportable information being made available to the Group in the future. The expected impacts arising from the adoption of IFRS 9 are summarized as follows:

(a) Classification and measurement

The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification and measurement of its financial assets.

(b) Impairment

IFRS 9 requires an impairment on debt instruments recorded at amortized cost or at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantee contracts that are not accounted for at fair value through profit or loss under IFRS 9, to be recorded based on an expected credit loss model either on a twelve-month basis or a lifetime basis. The Group expects to apply the simplified approach and record lifetime expected losses that are estimated based on the present value of all cash shortfalls over the remaining life of all of its trade and other receivables. The Group will perform a more detailed analysis which considers all reasonable and supportable information, including forward-looking elements, for estimation of expected credit losses on its trade and other receivables upon the adoption of IFRS 9.

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. The Group expects to adopt IFRS 15 on January 1, 2018 and is currently assessing the impact of IFRS 15 upon adoption.

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize assets and liabilities for most leases. The standard includes two recognition exemptions for lessees – leases of low-value assets and short-term leases. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will also be required to remeasure the lease liability upon the occurrence of certain events, such as change in the lease term and change in future lease payments resulting from a change in an index or rate used to determine those payments. Lessees will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between operating leases and finance leases. The Group expects to adopt IFRS 16 on January 1, 2019 and is currently assessing the impact of IFRS 16 upon adoption.

Amendments to IAS 7 require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments will result in additional disclosure to be provided in the financial statements. The Group expects to adopt the amendments from January 1, 2017.

Amendments to IAS 12 were issued with the purpose of addressing the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value, although they also have a broader application for other situations. The amendments clarify that an entity, when assessing whether taxable profits will be available against which it can utilize a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group expects to adopt the amendments from January 1, 2017.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash in prior years and non-interest bearing loans from the Shareholder and its affiliates. As a result of the temporary suspension of our metals mining operations and since the trial run of our copper smelting operation has not yet started, it can be expected that the availability of internally generated funds to sustain operations will decrease until the commencement of commercial production of our copper smelting plant. We will continue to incur operating expenses prior to the commencement of revenue-producing activities. Feishang Group and Feishang Enterprise have confirmed that the balance due to them as at December 31, 2016 are not required to be settled in the ensuing 12 months.

See Item 5.F. for a summary of our contractual obligations for future cash payments as at December 31, 2016.

Revenue and expenses of our PRC and Bolivian subsidiaries are denominated in Renminbi and Boliviano, respectively. We pay our corporate expenses in either Hong Kong dollars or U.S. dollars. Conversion of Renminbi is strictly regulated by the Chinese Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the SAFE but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investments and capital contributions. These transactions must be approved by the SAFE. Conversion of Boliviano is regulated by the Bolivian Government. The investment promotion law guarantees that if foreign investors fulfill tax and other obligations under Bolivian law, they may freely transfer abroad their net profits, the capital resulting from the liquidation of companies or from the sale of shares, dispute settlement awards, among other amounts, in freely convertible currency. Financial transfers to or out of Bolivia must be channeled through the Bolivian financial system, as well as registered with Bolivia’s Central Bank. See Item 10.D. for a further discussion of exchange controls in the PRC and Bolivia.

As of December 31, 2016, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY5,362	5,362	772
BOB157	157	23
HK$11,561	10,354	1,491
US$483	3,355	483
Total	19,228	2,769

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

The following table sets forth the Company’s cash flow for each of the three years ended December 31, 2014, 2015 and 2016 including cash flows from discontinued operations:

	Years Ended December 31,
	2014	2015	2016
	CNY'000	CNY'000	CNY'000
Cash and cash equivalent at beginning of year	*223,474	48,263	45,307
Net cash used in operating activities	(60,214)	(21,569)	(28,269)
Net cash used in investing activities	(39,753)	(435)	(4,936)
Net cash (used in)/from financing activities	(75,784)	12,369	5,581
Net decrease in cash and cash equivalents	(175,751)	(9,635)	(27,624)
Effect of exchange rate changes on cash	540	6,679	1,545
Cash and cash equivalent at end of year	48,263	45,307	19,228

——————

*

Include cash and cash equivalent attributable to a discontinued operation amounting to CNY146,883 (US$21,150).

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Years Ended December 31,
	2014	2015	2016
Current ratio	1.67x	0.46x	0.48x
Working capital (CNY'000)	25,323	(66,309)	(40,054)
Gearing ratio	—	—	—

2016 vs 2015

Net cash used in operating activities was CNY28.27 million (US$4.07 million) in 2016 and CNY21.57 million (US$3.11 million) in 2015. They were mainly caused by the operating losses for the corresponding years.

Net cash used in investing activities was CNY4.94 million (US$0.71 million) in 2016, as compared to CNY0.44 million (US$0.06 million) in 2015. The net cash used in investing activities was primarily comprised of the payment for the acquisition of property and equipment mainly in connection with the plant construction of Antay Pacha.

Net cash flows from financing activities was CNY5.58 million (US$0.80 million) in 2016, as compared to CNY12.37 million (US$1.78 million) in 2015. The net cash flows from financing activities was primarily comprised of the net advances from related parties.

2015 vs 2014

Net cash used in operating activities was CNY21.57 million (US$3.11 million) in 2015 and CNY60.21 million (US$8.67 million) in 2014. They were mainly caused by the operating losses for the corresponding years.

Net cash used in investing activities was CNY0.44 million (US$0.06 million) in 2015, as compared to CNY39.75 million (US$5.72 million) in 2014. The net cash used in investing activities was primarily comprised of the payment for the acquisition of property and equipment of CNY10.63 million (US$1.53 million) mainly in connection with the plant construction of Antay Pacha, partially offset by the net cash flows from acquisition of Antay Pacha of CNY8.96 million (US$1.29 million).

Net cash provided by financing activities was CNY12.37 million (US$1.78 million) in 2015, as compared to CNY75.78 million (US$10.91 million) net cash used in 2014. The net cash flows from financing activities was primarily comprised of the net advances from related parties.

After the Spin-Off in January 2014, the Company does not hold any interest-bearing loans and mining rights payables. In addition, we do not expect material capital expenditures for the Bolivian copper smelting operations. As such, the absence of cash flows from discontinued operations is considered positive to the Company’s future liquidity and capital resources.

Our liquidity, including our working capital, is affected by many factors including:

•

Funding of our on-going copper smelting activities through internally generated funds;

•

The timing of expenditures in relation to when our accounts receivable are paid;

•

Our ability to secure bank financing as and when required, on acceptable terms;

•

Our difficulty in accessing US capital markets to fund PRC and Bolivian operations; and

•

A lack of development of US trading markets for our securities, which has hampered our ability to use our securities as currency to fund acquisitions, business combinations and similar transactions.

See Item 5.F. for a tabular payment schedule of capital commitments of the Company.

Except as disclosed above, there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2014, 2015 and 2016. The Company believes that its internally generated funds will be sufficient to satisfy its anticipated working capital needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures ahead in the event of additional acquisitions.

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

As of December 31, 2016, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

Contractual Obligations as at December 31, 2016	Payments due by period
	Total	2017	2018-2019	2020-2021	Later years
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Operating lease obligations	3,942	1,337	1,026	516	1,063
Assets retirement obligations	5,302	4,922	—	—	380
Total	9,244	6,259	1,026	516	1,443

G.

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act, or the statutory safe harbors, applies to forward-looking information provided pursuant to Item 5.F above. For our cautionary statement on the use of forward-looking statements in this Annual Report, see “Forward-Looking Statements” on page iii of this Annual Report.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Executive Officers and Directors

The following table identifies the current directors and executive officers of the Company, and sets forth their ages and positions with the Company:

Name	Age	Position

Wong Wah On Edward	53	Chairman of the Board of Directors, President and Chief Executive Officer
Tam Cheuk Ho	54	Director
Yue Ming Wai Bonaventure	49	Director, Chief Financial Officer and Corporate Secretary
Lam Kwan Sing	47	Non-employee Director
Ng Kin Sing	54	Non-employee Director
Yip Wing Hang	50	Non-employee Director
Li Feilie	51	Director of Operating Subsidiaries

Mr. Wong Wah On Edward was appointed as a director in April 2015, and as Chairman of the Board of Directors, President and Chief Executive Officer in August 2016. Mr. Wong has served as the director of Feishang Anthracite since February 2013. He served as a director of the Company from January 1999 to January 2014, as its financial controller from December 2004 to January 2008, as its secretary from February 1999 to January 2014, and as its chief financial officer from January 2008 to January 2014. He served as secretary, financial controller and a director of China Resources from December 1997 to December 2004. Mr. Wong is also an independent non-executive director of Quali-Smart Holdings Limited, a company listed in Hong Kong since September 2015. From July 1988 through October 1992, he worked at Ernst & Young, Hong Kong where his most recent position was audit supervisor. From October 1992 through December 1994, Mr. Wong was the deputy finance director of Hong Wah (Holdings) Limited. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate member of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practising) in Hong Kong.

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

Mr. Yue Ming Wai Bonaventure was appointed as a director in August 2016, and as Chief Financial Officer and Corporate Secretary in April 2015. Mr. Yue has been the chief financial officer and the company secretary of Feishang Anthracite since January 2014, and as an executive director of Feishang Anthracite since May 2015. He served as the financial controller of the Company from April 2008 to January 2014. From July 1990 to December 1992, Mr. Yue worked in the audit department of Ernst & Young, Hong Kong. From December 1992 to August 1993, he worked as an accountant in Sun Hung Kai & Co. Limited, a company listed in Hong Kong. From January 1995 to August 1996, he was the assistant financial controller and the company secretary of Nam Hing Holdings Limited, a company listed in Hong Kong. From August 1996 to April 1998, Mr. Yue served as an accounting manager of Leading Spirit (Holdings) Company Limited, a company then listed in Hong Kong. From November 1998 through April 2003, Mr. Yue was an associate director of a private registered investment advisory company. From April 2003 through October 2007, he served as the chief financial officer and the company secretary of a public manufacturing company. He has also served as a director of a private company engaging in the provision of corporate services since March 2003. From September 2007 to April 2008, Mr. Yue was the financial controller of Enerchina Holdings Limited, a listed company in Hong Kong. He has also been appointed as the company secretary of Feishang Non-metal Materials Technology Limited, a related company listed on the Growth Enterprise Market of Hong Kong since July 2015, and an independent non-executive director of A.Plus Group Holdings Limited, a company listed on the Growth Enterprise Market of Hong Kong since March 2016. Mr. Yue graduated from Hong Kong Baptist University with a Bachelor of Business Administration degree and was awarded a Master of Science degree in accounting and finance from the University of Manchester. He is a fellow member of the Hong Kong Institute of Chartered Secretaries, the Hong Kong Institute of Certified Public Accountants, and the Institute of Chartered Accountants in England & Wales. Mr. Yue is also a member of Chartered Accountants Australia & New Zealand, and a member accredited in business valuation of the American Institute of Certified Public Accountants.

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

Mr. Li Feilie served as a director, Chief Executive Officer and Chairman of the Board of CHNR from February 2006 to August 2016. He currently serves as director of Double Grow, Easy Gain, Full Profit, Feishang Mining, Newhold, Pineboom, China Coal, Feishang Dayun, Feishang Yongfu and FMH Services. He served as a director of Feishang Anthracite from January 2010 to July 2016, its Chairman from December 2013 to July 2016, and its Chief Executive Officer from December 2013 to March 2016. He served as director of Wuhu Feishang from December 2001 to July 2011. Mr. Li has been the chairman of Feishang Enterprise, WFID and Wuhu Port Co., Ltd., companies beneficially owned by him, since June 2000, from December 2001 to July 2011 and since October 2002, respectively. He also served as director of Pingxiang Iron & Steel Co., Limited from July 2003 to December 2012. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from Peking University with a Bachelor’s degree and a Master’s degree in Economics.

Key Employees

The following table identifies the senior management of Antay Pacha, and his age and position:

Name	Age	Position

Wang Yourong	53	Director and General Manager of Antay Pacha

Mr. Wang Yourong was appointed as the Director and General Manager of Antay Pacha in June 2016.  Mr. Wang has over 25 years’ experience in the copper smelting and processing industry.  Prior to joining Antay Pacha, he served as deputy general manager, research and development center manager, technical development manager, and copper strip branch manager of Anhui Xinke New Materials Co., Ltd., a listed company (Shanghai) engaged in copper processing in Shanghai, China. He also served as director of research institute, director of infrastructure department and irradiation crosslinking cable project preparatory office director for Anhui Wuhu Hengxin Copper Group Co., Ltd. Mr. Wang graduated from Huazhong University of Science and Technology with a Master’s degree in engineering in 1989, and holds a senior engineer accreditation.

Family Relationships

Except as set forth above, there are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management.

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2016, to each of the individuals identified in Item 6.A. above.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/ share)	Expiration date
Directors and Officers
Li Feilie*	1	—	—	—
Wong Wah On Edward	1	—	—	—
Tam Cheuk Ho	1	—	—	—
Yue Ming Wai Bonaventure*	1	—	—	—
Lam Kwan Sing	7,692	—	—	—
Ng Kin Sing	7,692	—	—	—
Yip Wing Hang	7,692	—	—	—
Senior Management
Xu Chengyin**	7, 920	—	—	—
Li Suming**	17,979	—	—	—
Qian Shengli**	7,776	—	—	—
Wang Yourong***	9,342	—	—	—

———————

*

On August 15, 2016, Mr. Li Feilie resigned as director and officer of the Company and Mr. Yue Ming Wai Bonaventure was appointed as director to fill the vacancy created by Mr. Li’s resignation. Mr. Li continues to serve as director of certain subsidiaries of the Company.

**

On January 8, 2016, Mr. Xu Chengyin resigned as general manager of Wuhu Feishang and Mr. Li Suming, the director and deputy general manager of Wuhu Feishang, was appointed as the general manager of Wuhu Feishang. On October 25, 2016, Mr. Li Suming resigned as the general manager of Wuhu Feishang and Mr. Qian Shengli was appointed as the general manager of Wuhu Feishang.

***

Mr. Wang Yourong was appointed as the director and general manager of Antay Pacha in June 2016.

The Company and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to the Company’s officers.

On April 2, 2015, we entered into service agreements with each of Mr. Yue Ming Wai Bonaventure (our Chief Financial Officer and a director), Mr. Tam Cheuk Ho (a director) and Mr. Wong Wah On Edward (our Chairman, Chief Executive Officer and President). Each of the agreements is for an initial term of one year and, thereafter, continues unless and until terminated by a party on not less than one months’ notice. Each of the agreements also provides for the payment to the individual of an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

We have also entered into an employment agreement with Mr. Wang Yourong for his services as director and general manager of Antay Pacha, in consideration of a salary of US$16,015 per year. The agreement is for a term of three years and may be renewed automatically for successive terms of one year.

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive directors. For each of the three years ended December 31, 2014, 2015 and 2016, no increases in cash compensation were determined by the Compensation Committee under the service agreements, and we paid or accrued nil, nil and nil, respectively, for cash compensation to our executive officers for their services as such.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2016:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2014 Equity Compensation Plan	—	N/A	4,982,183
Equity compensation plans not approved by security holders	—	N/A	—
Total	—	N/A	4,982,183

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

The 2014 Plan is administered by the Board of Directors or a committee designated by the Board (the “Plan Committee”). The 2014 Plan allows the Plan Committee to grant various incentive equity awards not limited to stock options. The Company has reserved a number of common shares equal to 20% of the issued and outstanding common shares of the Company, from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2014 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Plan Committee determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Plan Committee determines.

The Plan Committee will determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common shares at the time of the award. All questions relating to the administration of the 2014 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Plan Committee.

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

At the annual meeting of shareholders in 2016, Messrs. Tam Cheuk Ho and Wong Wah On Edward were elected to serve as Class III directors until immediately following the annual meeting to be held in 2019 and until their successors have been duly elected and qualified. Messrs. Yue Ming Wai Bonaventure and Ng Kin Sing serve as Class I directors until immediately following the annual meeting to be held in 2017 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II directors until immediately following the annual meeting to be held in 2018 and until their successors have been duly elected and qualified.

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

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000 (US$641). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. During the fiscal year ended December 31, 2016, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

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

•

the compensation of our executive officers is recommended but not determined by an independent committee of the board or by the independent members of the Board of Directors; and our CEO is not prevented from being present in the deliberations concerning his compensation;

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

D.

Employees

As of December 31, 2016 (a) mining operations employed 65 persons on a full-time basis, (b) the corporate segment employed three persons on a full-time basis, and (c) copper smelting operations employed 22 persons on a full-time basis. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees (excluding the discontinued coal mine segment) as of December 31, 2016, including their principal category of activity and geographic location.

		Years Ended December 31,
		2015	2016

Hong Kong	Accounting, administration and management	3	3
		3	3

The PRC*	Accounting, administration and management	18	20
	Sales and quality inspection	5	3
	Purchasing and supplies	8	2
	Production	76	34
	Cashier	1	1
	Others	13	5
		121	65

Bolivia	Accounting, administration and management	5	5
	Purchasing and supplies	1	1
	Production	10	7
	Cashier	1	1
	Others	11	8
		28	22

Total		152	90

———————

*  As discussed elsewhere in this Annual Report, effective December 27, 2015, the Company suspended operations of its PRC metals mining business and, effective March 3, 2017, the Company disposed of its PRC metals mining operations, including its employees. As a result, effective upon such sale, the Company ceased to employ the 65 persons reflected as being employed in PRC operations. As of the date of this Annual Report, the Company employees a total of 27 persons, consisting of five persons by the corporate segment (three in Hong Kong and two in the PRC) and 22 persons by copper smelting operations (in Bolivia).

E.

Share Ownership

The following table sets forth, as of June 15, 2017, the share ownership of the Company’s common shares by each of our directors, executive officers and key employees.

As of June 15, 2017, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%
Wong Wah On Edward	400,000		1.61%
Tam Cheuk Ho	281,926		1.13%
Yue Ming Wai Bonaventure	—		—
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Wang Yourong	—		—
Officers and directors as a group (8 persons)	15,462,519		62.07%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of June 15, 2017, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

As of June 15, 2017, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

Significant Changes in Ownership

The Company was advised that in December 2014, Rosetta Stone Capital Limited, whose 2,250,000 shares then represented approximately 9.03% of the Company’s outstanding shares, disposed of its shares to two unrelated third parties. There have been no significant changes in the percentage ownership held by any major shareholder during the past three years.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of December 31, 2016, on that date our common shares were held of record by approximately 173 persons, 150 of whom, holding approximately 28.9% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge, (a) there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company and (b) except as otherwise disclosed in this Annual Report, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2014	2015	2016
	CNY’000	CNY’000	CNY’000
CHNR’s payment of its share of office rental, rates and others to Anka (1)	920	918	953
Purchase of raw ore from Jacha Uru (2)	—	11	20

———————

(1)

On September 1, 2013, the Company signed an office sharing agreement with Anka, a private Hong Kong company that is owned by certain Directors of CHNR. Pursuant to the agreement, the Company shared 119 square meters out of the total of 368 square meters of the office premises. On April 1, 2017, the Company signed an office sharing agreement with Anka which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.

(2)

In 2015 and 2016, Antay Pacha purchased copper ore from Jacha Uru, a copper mine located in Bolivia and controlled by Feishang Hesheng.

Balances with Related Parties

		As of December 31,
	2014	2015	2016
	CNY’000	CNY’000	CNY’000
Payables to related parties
Jacha Uru (1)	—	2,764	1,298
Feishang Enterprise (2)	—	3,932	7,832
Feishang Hesheng (3)	—	59,275	11,877
Feishang Group (4)	15,374	11,752	12,565

———————

Feishang Enterprise, Feishang Group, Feishang Hesheng and Jacha Uru are entities controlled by Mr. Li Feilie, who is the beneficial owner of the Company.

(1)

Payable to Jacha Uru for expenses paid on behalf of Antay Pacha and the purchase of copper ores from Jacha Uru. The balance is repayable when funds are available.

(2)

Payable to Feishang Enterprise by Feishang Management and Wuhu Mining for the net amount of loans from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when funds are available.

(3)

Payable to Feishang Hesheng for the acquisition of Double Grow as well as the assumption of indebtness due to Feishang Hesheng by Double Grow. The balance is unsecured and interest-free. The balance is repayable when funds are available.

(4)

Payable to Feishang Group for the acquisition of Feishang Anthracite. The balance is unsecured and interest-free. The balance is repayable when funds are available.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2014, 2015 and 2016 are included herewith as Appendix A and are incorporated herein by reference.

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

See Item 4.A. for the details of the Distribution and Spin-Off.

Should we, as a holding company, decide in the future to pay any additional dividends, they will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictions imposed under PRC and Bolivian laws.

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

Period	High	Low

Fiscal Year ended:
December 31, 2016	$4.82	$0.75
December 31, 2015	$2.77	$1.26
December 31, 2014	$10.80	$1.89
December 31, 2013	$6.18	$3.15
December 31, 2012	$9.06	$3.61

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2015 and 2016. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

2016 Fiscal Year, quarter ended:
March 31, 2016	$2.58	$0.75
June 30, 2016	$1.86	$1.28
September 30, 2016	$2.54	$1.21
December 31, 2016	$4.82	$1.50

2015 Fiscal Year, quarter ended:
March 31, 2015	$2.77	$1.55
June 30, 2015	$2.61	$1.60
September 30, 2015	$2.26	$1.26
December 31, 2015	$2.34	$1.27

The following table sets forth the monthly high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this Annual Report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Month Ended:
May 31, 2017	$2.39	$2.08
April 30, 2017	$2.53	$2.17
March 31, 2017	$2.23	$1.95
February 28, 2017	$2.53	$2.08
January 31, 2017	$3.05	$2.27
December 31, 2016	$2.70	$2.06

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

The Memorandum of Association loosely resembles the Articles or Certificate of Incorporation of a Untied States corporation, and the Articles of Association loosely resembles the bylaws of a United States corporation. A brief description of our Memorandum of Association and Articles of Association follows, including a summary of material differences between the corporate laws of the United States and those of the British Virgin Islands. This description and summary does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our Memorandum of Association and Articles of Association have been incorporated by reference as exhibits to this Annual Report and readers are urged to review these exhibits in their entirety for a complete understanding of the provisions of our charter documents.

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

Authorized Shares

We are authorized to issue a maximum of 210 million shares of no par value, of which, 200 million shall be common shares and 10 million shall be preferred shares. The directors of the Company or our shareholders may increase or decrease the maximum number of authorized shares by amending the Memorandum of Association as provided by law.

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

Dividends and Distribution

The directors may authorize the payment of dividends or other distributions to shareholders, if, the directors are satisfied, on reasonable grounds that, immediately following the dividend or other distribution (a) the value of the Company’s assets exceeds its liabilities and (b) the Company is able to pay its debts as they become due. Distributions, including dividends, may be declared and paid in cash, or in specie, in shares or other assets.

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

C.

Material Contracts

Other than contracts entered into the ordinary course of business, during the two preceding fiscal years the Company has entered into the following material contracts (which are included as exhibits to this Annual Report):

•

Agreement dated December 23, 2016 by and between the Company and Feishang Hesheng Investment Limited.

•

Deed of Assignment dated December 23, 2016 by and among the Company, Double Grow International Limited and Feishang Hesheng Investment Limited.

•

Equity Transfer Agreement dated February 24, 2017 by and among Wuhu City Feishang Industrial Development Co., Ltd., Feishang Mining Holdings Limited, Mr. Shen Yandi and Wuhu Feishang Mining Development Co., Ltd.

D.

Exchange Controls

There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our shares. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our common shares. However, we operate through subsidiaries located in the PRC and Bolivia, and the payment of dividends by PRC and Bolivian companies are subject to certain restrictions imposed under PRC and Bolivian law.

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

The principal regulation governing foreign currency exchange in Bolivia is Law No. 516, the investment promotion law (Ley de Promoción de Inversiones, “LPI”) that was promulgated in April 2014. The LPI guarantees that if foreign investors fulfill tax and other obligations under Bolivian law, they may freely transfer abroad their net profits, the capital resulting from the liquidation of companies or from the sale of shares, dispute settlement awards, among other amounts, in freely convertible currency. Financial transfers to or out of Bolivia must be channeled through the Bolivian financial system, as well as registered with Bolivia’s Central Bank.

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

The amount distributed by CHNR to a U.S. Holder should be taxed as a “dividend” to the extent of such holder’s proportionate share of CHNR’s current and accumulated earnings and profits (if any), and should otherwise be (i) a tax-free return of capital to the extent of such holder’s adjusted tax basis in his or her CHNR common shares and (ii) thereafter as a capital gain. CHNR does not maintain calculations of its earnings and profits in accordance with U.S. Federal income tax principles; accordingly, holders should assume that the entire amount of the Distribution should be taxable as a dividend. CHNR intends to treat the distribution of Feishang Anthracite ordinary shares as a taxable dividend for U.S. Federal income tax purposes, and the remainder of the disclosure assumes such treatment.

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

British Virgin Islands Taxation

Under the Business Companies Act of the British Virgin Islands as currently in effect, companies incorporated or registered under the Business Companies Act are exempt from income and corporate tax. In addition, the British Virgin Islands currently does not levy capital gains tax on companies incorporated or registered under the Business Companies Act.

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

H.

Documents on Display

The documents concerning the Company that are referred to in this Annual Report may be inspected at the Company’s principal executive offices at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. Certain documents described in response to Item 19 of this Annual Report are filed with this Annual Report and others are incorporated by reference to documents previously filed by the Company with the United States Securities and Exchange Commission. The documents that are filed herewith or incorporated by reference can be viewed on the SEC’s website at www.sec.gov.

I.

Subsidiary Information

See Exhibit 8 for further information about our subsidiaries.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

Revenue and expenses of our PRC and Bolivian subsidiaries are denominated in Renminbi and Boliviano, respectively. The administrative expenses of the Company’s head office in Hong Kong are denominated either in United States dollars or Hong Kong dollars. As the reporting currency of the Company’s consolidated financial statements is Renminbi, the Company has material market risk with respect to currency fluctuation between Boliviano, Hong Kong dollars and United States dollars to Renminbi and translation difference may arise on consolidation. The Company may also suffer an exchange loss when it converts Renminbi to other currencies, such as Boliviano, Hong Kong dollars or United States dollars. If market conditions allow, the Company endeavors to match the currency used in operating/ investing activities with that used in financing activities. We have not engaged any foreign currency contract to hedge our potential foreign currency exchange exposure, if any.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are not currently exposed to interest rate risk as we do not have any outstanding interest-bearing financial instruments.

Commodity price risk

We are not currently exposed to commondity price risk.

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2016, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2016, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS issued by the IASB and includes those policies and procedures that:

•

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS issued by the International Accounting Standards Board, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, excluding Double Grow and its subsidiaries, which were acquired in December 2016 and accounted for the acquisition as a combination of entities under common control since the Company and Double Grow were under the common control of Mr. Li Feilie. As such, the assets and liabilities of Double Grow have been accounted for at historical cost and the consolidated financial statements of the Group prior to acquisition have been restated to include the results of operations of Double Grow and its subsidiaries on a combined basis when the entities first came under the common control of Mr. Li Feilie. The total assets as of December 31, 2015 and the loss for the year ended December 31, 2015 of Double Grow and its subsidiaries accounts for 53.5% and 14.3% of the total assets and loss of CHNR, respectively. The total assets as of December 31, 2016 and the loss for the year ended December 31, 2016 of Double Grow and its subsidiaries accounts for 61.8% and 33.1% of the total assets and loss of CHNR, respectively. The exclusion of Double Grow and its subsidiaries from the scope of our assessment was due to the impracticality of conducting an assessment of the acquired business’s internal control over financial reporting during the period between the date the acquisition was consummated and the date of management’s assessment. See “Risk Factors” included elsewhere in this Annual Report. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the COSO criteria). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2016, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2016 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

In general, an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K, is an individual member of the Audit Committee who:

•

understands generally accepted accounting principles and financial statements,

•

 is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

•

has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

•

understands internal controls over financial reporting, and

•

understands audit committee functions.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services provided by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for fiscal years 2015 and 2016.

	Fiscal 2015	Fiscal 2016

Audit Fees	US$123,234	US$213,109
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	US$123,234	US$213,109

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees”.

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst & Young Hua Ming LLP with respect to fiscal years 2015 and 2016 were approved by the Audit Committee.

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

ITEM 16G.

CORPORATE GOVERNANCE

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by the NASDAQ Stock Market that apply to listed companies. NASDAQ rules include various corporate governance requirements applicable to listed securities. While all NASDAQ-listed companies are subject to certain of these corporate governance requirements, foreign private issuers such as our company are exempt from other corporate governance requirements if the laws of their home jurisdiction do not otherwise require compliance. Since our home jurisdiction does not mandate compliance with some of these NASDAQ rules, we have opted out of compliance with them. A more detailed description of the NASDAQ requirements that we are not subject to is contained elsewhere in this Annual Report under Item 6.C – “Board Practices; NASDAQ Requirements”.

ITEM 16H.

MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

No disclosure is required in response to this Item.

ITEM 18.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Reports of Independent Registered Public Accounting Firm, together with the consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of January 1, 2015, December 31, 2015 and 2016

b.

Consolidated statements of profit or loss for the years ended December 31, 2014, 2015 and 2016

c.

Consolidated statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016

d.

Consolidated statements of changes in equity for the years ended December 31, 2014, 2015 and 2016

e.

Consolidated statements of cash flows for the years ended December 31, 2014, 2015 and 2016

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

4.5

Letter Agreement dated July 10, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (included as Exhibit 10.2 to the Current Report on Form 6-K furnished July 16, 2009, and incorporated herein by reference).

4.6

Agreement for the Sale and Purchase of the Entire Issued Share Capital in Wealthy Year Limited dated April 30, 2010 by and between Feishang Group Limited and China Natural Resources, Inc. (included as Exhibit 4.1 to the Current Report on Form 6-K furnished May 11, 2010, and incorporated herein by reference).

4.7	2014 Equity Compensation Plan (included as Annex A of Exhibit 99.1 to the Current Report on Form 6-K furnished August 13, 2014, and incorporated herein by reference).
4.8

Service Agreement dated as of April 2, 2015 by and between the Company and Tam Cheuk Ho (included as Exhibit 99.1 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).

4.9

Service Agreement dated as of April 2, 2015 by and between the Company and Wong Wah On Edward (included as Exhibit 99.2 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).

4.10

Service Agreement dated as of April 2, 2015 by and between the Company and Yue Ming Wai Bonaventure (included as Exhibit 99.3 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).

4.11

Sales and Purchase Master Contract dated January 1, 2015 by and between Fanchang County Jinfeng Mining Ltd. And Wuhu Feishang Mining Development Co., Ltd. (included as Exhibit 4.17 to the Annual Report on Form 20-F furnished April 28, 2016, and incorporated herein by reference).

4.12

Agreement dated December 23, 2016 by and between the Company and Feishang Hesheng Investment Limited (included as Exhibit 99.1 to the Current Report on Form 6-K furnished December 23, 2016, and incorporated herein by reference).

4.13

Deed of Assignment dated December 23, 2016 by and among the Company, Double Grow International Limited and Feishang Hesheng Investment Limited (included as Exhibit 99.2 to the Current Report on Form 6-K furnished December 23, 2016, and incorporated herein by reference).

4.14

Equity Transfer Agreement dated February 24, 2017 by and among Wuhu City Feishang Industrial Development Co., Ltd., Feishang Mining Holdings Limited, Mr. Shen Yandi and Wuhu Feishang Mining Development Co., Ltd. (English translation included as Exhibit 10.1 to the Current Report on Form 6-K furnished March 7, 2017, and incorporated herein by reference).

4.15	License Agreement dated April 1, 2017 by and between Anka Consultants Limited and China Natural Resources, Inc. (included herewith).
4.16	Lease Contract dated May 21, 2015 by and between the Autonomous Municipal Government of Uyuni and Planta Metalurgica Antay Pacha S.A. (included herewith).
4.17	Purchase and Sale Contract of Copper Mineral dated November 19, 2016 by and between Cooperativa Minera Estrella del Sur Ltda. and Planta Metalurgica Antay Pacha S.A. (included herewith).
4.18	Purchase and Sale Contract of Mineral dated March 22, 2017 by and between Minera DCH S.R.L. and Planta Metalurgica Antay Pacha S.A. (included herewith).
4.19	Employment Agreement dated as of June 1, 2016 by and between Planta Metalurgica Antay Pacha S.A. and Wang Yourong (included herewith).
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2016 (contained in Financial Statements included herewith).
7	Computation of Ratios for Fiscal Years ended December 31, 2014, 2015 and 2016 (included herewith).
8	Subsidiaries of the Registrant (included herewith).
11	Code of Ethics (included as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included herewith).
99.1	Press Release dated June 19, 2017 (included herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: June 19, 2017	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms, together with the consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of January 1, 2015, December 31, 2015 and 2016

b.

Consolidated statements of profit or loss for the years ended December 31, 2014, 2015 and 2016

c.

Consolidated statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016

d.

Consolidated statements of changes in equity for the years ended December 31, 2014, 2015 and 2016

e.

Consolidated statements of cash flows for the years ended December 31, 2014, 2015 and 2016

f.

Notes to consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

Pages

Report of independent registered public accounting firm	F-2 – F-3

Consolidated statements of financial position	F-4 – F-5

Consolidated statements of profit or loss	F-6 – F-7

Consolidated statements of comprehensive income	F-8

Consolidated statements of changes in equity	F-9 – F-10

Consolidated statements of cash flows	F-11 – F-12

Notes to consolidated financial statements	F-13 – F-60

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for the each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015 and the consolidated results of its operations and its cash flows for each of the two years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

June 19, 2017

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

China Natural Resources, Inc.

We have audited the accompanying consolidated statement of financial position of China Natural Resources, Inc. (the “Company”) as of January 1, 2015 and the related consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 1, 2015 and the consolidated results of its operations and its cash flows for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Hong Kong

April 27, 2015, except for the effects of the business combination under common control as explained in Note 5, as to which the date is June 19, 2017.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

JANUARY 1, 2015, DECEMBER 31, 2015 AND 2016

(Amounts in thousands)

		January 1,	December 31,
		2015	2015	2016	2016
	Notes	CNY	CNY	CNY	US$
		(Restated)	(Restated)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	6	13,632	49,390	54,523	7,851
Rehabilitation fund	7	3,850	3,957	3,972	572
Prepayments		30	130	56	8

TOTAL NON-CURRENT ASSETS		17,512	53,477	58,551	8,431

CURRENT ASSETS
Inventories	8	13,511	7,361	10,557	1,520
Prepayments		136	186	330	48
Other receivables		614	4,726	6,127	882
Due from a related party		626	—	—	—
Cash and cash equivalents		48,263	45,307	19,228	2,769

TOTAL CURRENT ASSETS		63,150	57,580	36,242	5,219

TOTAL ASSETS		80,662	111,057	94,793	13,650

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

JANUARY 1, 2015, DECEMBER 31, 2015 AND 2016

(Amounts in thousands)

		January 1,	December 31,
		2015	2015	2016	2016
	Notes	CNY	CNY	CNY	US$
		(Restated)	(Restated)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	9	1,462	2,801	2,736	394
Other payables and accrued liabilities	10	16,151	20,449	17,361	2,500
Taxes payable		20,214	22,629	22,627	3,258
Due to related companies	22	—	65,971	21,007	3,025
Due to the Shareholder	22	—	11,752	12,565	1,809
Deferred income	11	—	287	—	—

TOTAL CURRENT LIABILITIES		37,827	123,889	76,296	10,986

NON-CURRENT LIABILITIES
Due to the Shareholder		15,374	—	—	—
Asset retirement obligations	12	4,221	4,967	5,302	763

TOTAL NON-CURRENT LIABILITIES		19,595	4,967	5,302	763

TOTAL LIABILITIES		57,422	128,856	81,598	11,749

EQUITY / (DEFICIENCY IN ASSETS)
Issued capital	23	312,081	312,081	312,081	44,937
Other capital reserves	23	636,960	636,960	692,518	99,717
Reserves		58,797	64,233	63,180	9,097
Accumulated losses		(980,085)	(1,026,970)	(1,049,647)	(151,139)
Other comprehensive loss		(4,513)	(4,103)	(4,937)	(711)

TOTAL EQUITY / (DEFICIENCY IN ASSETS)		23,240	(17,799)	13,195	1,901

TOTAL LIABILITIES AND EQUITY / (DEFICIENCY IN ASSETS)		80,662	111,057	94,793	13,650

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2014	2015	2016	2016
	Notes	CNY	CNY	CNY	US$
			(Restated)

CONTINUING OPERATIONS
Revenues	13	8,303	18,342	—	—
Cost of sales	14	(6,563)	(31,936)	—	—
Gross profit/(loss)		1,740	(13,594)	—	—
Selling and distribution expenses		(80)	(31)	(23)	(3)
Administrative expenses		(12,226)	(20,163)	(15,014)	(2,162)
Losses arising from temporary suspension of production		—	(830)	(4,073)	(586)
Impairment loss on property, plant and equipment	17	(8,065)	(7,542)	—	—
Write-down/(Reversal of write-down) of inventories to net realizable value, net	17	(9,299)	5,474	1,744	251
Other operating income/(expense), net		554	(3,424)	(3,182)	(457)

OPERATING LOSS		(27,376)	(40,110)	(20,548)	(2,957)

Finance costs	15	(392)	(444)	(331)	(48)
Foreign exchange difference, net		—	(354)	—	—
Interest income	17	1,602	1,056	194	28
Non-operating expenses, net	16	(218)	(93)	(2,351)	(339)

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS	17	(26,384)	(39,945)	(23,036)	(3,316)

INCOME TAX EXPENSE	19	(6,839)	(1,504)	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS		(33,223)	(41,449)	(23,036)	(3,316)

DISCONTINUED OPERATIONS
Loss for the period from discontinued operations, net of tax	3	(10,708)	—	—	—

LOSS FOR THE YEAR		(43,931)	(41,449)	(23,036)	(3,316)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations		(33,223)	(41,449)	(23,036)	(3,316)
From discontinued operations	3	(9,925)	—	—	—
		(43,148)	(41,449)	(23,036)	(3,316)
Non-controlling interests
From continuing operations		—	—	—	—
From discontinued operations	3	(783)	—	—	—
		(783)	—	—	—

		(43,931)	(41,449)	(23,036)	(3,316)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2014	2015	2016	2016
	Notes	CNY	CNY	CNY	US$
			(Restated)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from continuing operations	20	(1.33)	(1.66)	(0.92)	(0.13)
- For loss from discontinued operations	20	(0.40)	—	—	—
- Net loss per share		(1.73)	(1.66)	(0.92)	(0.13)

Diluted
- For loss from continuing operations	20	(1.33)	(1.66)	(0.92)	(0.13)
- For loss from discontinued operations	20	(0.40)	—	—	—
- Net loss per share		(1.73)	(1.66)	(0.92)	(0.13)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands)

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

LOSS FOR THE YEAR	(43,931)	(41,449)	(23,036)	(3,316)

Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	(3,388)	410	(834)	(120)
Available-for-sale investments:
Changes in fair value	—	631	—	—
Reclassification adjustments for gains included in the
consolidated statement of profit or loss
- gain on disposal	—	(631)	—	—
Total other comprehensive (loss) / income for the year, net of tax	(3,388)	410	(834)	(120)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX	(47,319)	(41,039)	(23,870)	(3,436)

Attributable to:
Owners of the Company
From continuing operations	(36,626)	(41,039)	(23,870)	(3,436)
From discontinued operations	(9,910)	—	—	—
	(46,536)	(41,039)	(23,870)	(3,436)
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	(783)	—	—	—
	(783)	—	—	—

	(47,319)	(41,039)	(23,870)	(3,436)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands)

	Attributable to owners of the Company
	Issued capital (Note 23)	Other capital reserves	Reserves	Accumulated losses	Other compre-hensive (loss) / income	Total	Non-controlling interests	Total
	CNY	CNY	CNY	CNY	CNY	CNY	CNY	CNY

At January 1, 2014	312,081	577,892	53,059	(781,671)	634	161,995	93,523	255,518
Loss for the year	—	—	—	(43,148)	—	(43,148)	(783)	(43,931)
Foreign currency translation adjustments	—	—	—	—	(3,388)	(3,388)	—	(3,388)
Total comprehensive loss	—	—	—	(43,148)	(3,388)	(46,536)	(783)	(47,319)
Deemed contribution from the Shareholder of the Company (Note 23(b))	—	59,068	—	—	—	59,068	—	59,068
Spin-Off of Feishang Anthracite Resources Limited	—	—	(7,244)	(142,910)	(1,759)	(151,913)	(92,740)	(244,653)
Adjustment in relation to acquisition of Double Grow (Note 4)	—	—	626	—	—	626	—	626
Appropriation of general reserve	—	—	3,925	(3,925)	—	—	—	—
Appropriation of enterprise expansion fund	—	—	3,925	(3,925)	—	—	—	—
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	4,506	(4,506)	—	—	—	—
At December 31, 2014 (restated)	312,081	636,960	58,797	(980,085)	(4,513)	23,240	—	23,240

continued/…

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands)

	Attributable to owners of the Company
	Issued capital (Note 23)	Other capital reserves	Reserves	Accumulated losses	Other compre-hensive (loss) / income	Total	Non-controlling interests	Total
	CNY	CNY	CNY	CNY	CNY	CNY	CNY	CNY
At January 1, 2015 (restated)	312,081	636,960	58,797	(980,085)	(4,513)	23,240	—	23,240
Loss for the year (as previously reported)	—	—	—	(35,507)	—	(35,507)	—	(35,507)
Adjustment in relation to acquisition of Double Grow (Note 4)	—	—	—	(5,942)	—	(5,942)	—	(5,942)
Loss for the year (restated)	—	—	—	(41,449)	—	(41,449)	—	(41,449)
Change in fair value of available-for-sale investments, net of tax (as previously reported)	—	—	—	—	631	631	—	631
Reclassification adjustments for gains on disposal included in the consolidated statement of profit or loss (as previously reported)	—	—	—	—	(631)	(631)	—	(631)
Foreign currency translation adjustments (as previously reported)	—	—	—	—	617	617	—	617
Adjustment in relation to acquisition of Double Grow (Note 4)	—	—	—	—	(207)	(207)	—	(207)
Foreign currency translation adjustments (restated)	—	—	—	—	410	410	—	410
Total comprehensive (loss) / income (restated)	—	—	—	(41,449)	410	(41,039)	—	(41,039)
Appropriation and utilization of safety fund and production maintenance fund, net (as previously reported)	—	—	5,436	(5,436)	—	—	—	—
At December 31, 2015 (restated)	312,081	636,960	64,233	(1,026,970)	(4,103)	(17,799)	—	(17,799)
Loss for the year	—	—	—	(23,036)	—	(23,036)	—	(23,036)
Foreign currency translation adjustments	—	—	—	—	(834)	(834)	—	(834)
Total comprehensive (loss) / income	—	—	—	(23,036)	(834)	(23,870)	—	(23,870)
Adjustment in relation to acquisition of Double Grow	—	—	(694)	—	—	(694)	—	(694)
Deemed contribution from a related party (Note 5 and Note 23(b))	—	55,558	—	—	—	55,558	—	55,558
Appropriation and utilization of safety fund, net	—	—	(359)	359	—	—	—	—
At December 31, 2016	312,081	692,518	63,180	(1,049,647)	(4,937)	13,195	—	13,195
At December 31, 2016 (US$)	44,937	99,717	9,097	(151,139)	(711)	1,901	—	1,901

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands)

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

OPERATING ACTIVITIES
Loss for the year
From continuing operations	(33,223)	(41,449)	(23,036)	(3,316)
From discontinued operations	(10,708)	—	—	—

Adjustments for:
Depreciation and amortization	9,115	2,472	2,655	382
Provision for impairment of property, plant and equipment	8,065	7,542	—	—
Loss / (Gain) on disposal of property, plant and equipment	35	(2)	(1)	—
Write-down/(Reversal of write-down) of inventories to net realizable value, net	9,299	(5,474)	(1,744)	(251)
Accretion expenses	447	433	311	45
Deferred income tax expense	2,098	—	—	—
Decrease in deferred income	—	(263)	(287)	(44)
Investment income realized from the available-for-sale investments	—	(631)	—	—
Changes in working capital:
Rehabilitation fund	3,368	(107)	(15)	(2)
Trade and bills receivables	17,889	—	—	—
Inventories	(20,564)	11,624	(1,452)	(209)
Prepayments	(136)	59	(144)	(21)
Other receivables	(2,683)	(1,029)	(1,401)	(202)
Trade payables	(13,683)	(434)	(65)	(9)
Other payables and accrued liabilities	(27,755)	3,934	(3,088)	(445)
Interest payable	2,526	—	—	—
Taxes payable	(4,304)	1,756	(2)	—

Net cash flows used in operating activities	(60,214)	(21,569)	(28,269)	(4,072)

INVESTING ACTIVITIES
Proceeds from disposal of the available-for-sale investments	—	124,640	—	—
Net cash flows from acquisition of Antay Pacha, net	—	8,964	—	—
Purchases of property, plant and equipment	(54,239)	(10,625)	(4,946)	(712)
Net proceeds from disposal of property, plant and equipment	38	45	10	1
Advances to a related party	(159,553)	—	—	—
Purchase of available-for-sale investments	170,243	(124,009)	—	—
Net cash proceeds from term deposits with an original maturity over three months	3,758	—	—	—
Receipt of government grants	—	550	—	—

Net cash flows used in investing activities	(39,753)	(435)	(4,936)	(711)

continued/…

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands)

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

FINANCING ACTIVITIES
Proceeds from interest-bearing loans	90,000	—	—	—
Net cash paid for the distribution of CHNR's 100% equity interest in Feishang Anthracite	(96,811)	—	—	—
Repayments of interest-bearing loans	(55,000)	—	—	—
Increase in restricted bank deposits	(1,278)	—	—	—
Repayments to the Shareholder	(6,242)	(33,209)	—	—
Repayments to related companies	(6,453)	(51,930)	(2,020)	(291)
Advances from the Shareholder	—	31,786	—	—
Advances from related companies	—	65,722	7,601	1,094

Net cash flows (used in) / from financing activities	(75,784)	12,369	5,581	803

NET DECREASE IN CASH AND CASH EQUIVALENTS	(175,751)	(9,635)	(27,624)	(3,980)

NET FOREIGN EXCHANGE DIFFERENCE	540	6,679	1,545	225

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	223,474	48,263	45,307	6,524

CASH AND CASH EQUIVALENTS AT END OF YEAR	48,263	45,307	19,228	2,769

Supplementary disclosures of cash flow information:
Cash receipt of government grants	79	660	52	7
Cash paid for income taxes	5,737	—	—	—
Cash receipt of interest	1,688	425	194	28

Major non-cash transactions
Deemed contribution from a related party of the Company (Note 23(b))	59,068	—	55,558	8,000
Net off of balances between a related party and the Shareholder	120,310	—	—	—
	179,378	—	55,558	8,000

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

CHNR's principal shareholder is Feishang Group Limited (“Feishang Group” or the “Shareholder”), a British Virgin Islands corporation. Mr. Li Feilie is the beneficial owner of Feishang Group. In the opinion of the directors of the Company, the ultimate parent of CHNR is Laitan Investment Limited, a British Virgin Islands corporation.

The consolidated financial statements of the Group for the year ended December 31, 2016 were authorized for issuance in accordance with a resolution of the directors on June 19, 2017.

As at December 31, 2015 and 2016, the Company and its subsidiaries had net current liabilities of CNY66,309 (restated) and net current liabilities of CNY40,054(US$5,767), respectively, and total assets less current liabilities of negative CNY12,832 (restated) and positive CNY18,497 (US$2,664 ), respectively.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2016.

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.1

BASIS OF PREPARATION (CONTINUED)

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany accounts and transactions have been eliminated in full.

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

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

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

Going concern

As of December 31, 2016 and 2015, the Group had net current liabilities of CNY40,054 (US$5,767) and CNY66,309 (restated)(US$9,548), respectively. In view of these circumstances, the directors have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern. In order to improve the Group’s liquidity and cash flows to sustain the Group as a going concern, the directors of the Company have undertaken certain measures to improve the cash flows of the Group, which include but are not limited to the following: (i) the Group has obtained confirmations for continuous financial support from Feishang Group and Feishang Enterprise Group Limited (“Feishang Enterprise”), an entity controlled by Mr. Li Feilie, who is the beneficial shareholder of the Company; (ii) the Group expects its subsidiary Planta Metalurgica Antay Pacha S.A. (“Antay Pacha”) to begin a pilot run in the third quarter of 2017 with a view towards commencement of commercial production in the fourth quarter of 2017; and (iii) the Group is pursuing potential new business development opportunities.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year's financial statements.

Amendments to IFRS 10 , IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
IFRS 14	Regulatory Deferral Accounts
Amendments to IAS 1	Disclosure Initiative
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants
Amendments to IAS 27	Equity Method in Separate Financial Statements
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs

Except for the amendments to IFRS 10, IFRS 12 and IAS 28, amendments to IFRS 11, IFRS 14, amendments to IAS 16 and IAS 41, amendments to IAS 27, and certain amendments included in the Annual Improvements 2012-2014 Cycle, which are not relevant to the preparation of the Group’s financial statements, the nature and the impact of the amendments are described below:

(a)

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

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of profit or loss. The amendments have had no significant impact on the Group’s financial statements.

(b)

Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are applied prospectively. The amendments have had no impact on the financial position or performance of the Group as the Group has not used a revenue-based method for the calculation of depreciation of its non-current assets.

(c)

Annual Improvements to IFRSs 2012-2014 Cycle issued in September 2014 sets out amendments to a number of IFRSs. Details of the amendments are as follows:

•

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Clarifies that changes to a plan of sale or a plan of distribution to owners should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. Accordingly, there is no change in the application of the requirements in IFRS 5. The amendments also clarify that changing the disposal method does not change the date of classification of the non-current assets or disposal group held for sale. The amendments are applied prospectively. The amendments have had no impact on the Group as the Group did not have any change in the plan of sale or disposal method in respect of the disposal group held for sale during the year.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions (2)
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (2)
IFRS 9	Financial Instruments (2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (5)
IFRS 15	Revenue from Contracts with Customers (2)
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers (2)
IFRS 16	Leases(3)
Amendments to IAS 7	Disclosure Initiative(1)
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (1)
Amendments to IAS 40	Transfers of Investment Property(2)
IFRIC Interpretation 22	Foreign Currency Transactions and Advance Consideration(2)
Amendments to IFRS 12 included in Annual improvements 2014-2016 Cycle	Disclosure of Interests in Other Entities (1)
Amendments to IFRS 1 included in Annual improvements 2014-2016 Cycle	First-time Adoption of International Financial Reporting Standards(2)
Amendments to IAS 28 included in Annual improvements 2014-2016 Cycle	Investments in Associates and Joint Ventures(2)
IFRS 17	Insurance Contracts(4)
IFRIC Interpretation 23	Uncertainty over Income Tax Treatments(3)

———————

1

Effective for annual periods beginning on or after January 1, 2017

2

Effective for annual periods beginning on or after January 1, 2018

3

Effective for annual periods beginning on or after January 1, 2019

4

Effective for annual periods beginning on or after January 1, 2021

5

No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from January 1, 2018. During 2016, the Group performed a high-level assessment of the impact of the adoption of IFRS 9. This preliminary assessment is based on currently available information and may be subject to changes arising from further detailed analyses or additional reasonable and supportable information being made available to the Group in the future. The expected impacts arising from the adoption of IFRS 9 are summarized as follows:

(a) Classification and measurement

The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification and measurement of its financial assets.

(b) Impairment

IFRS 9 requires an impairment on debt instruments recorded at amortized cost or at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantee contracts that are not accounted for at fair value through profit or loss under IFRS 9, to be recorded based on an expected credit loss model either on a twelve-month basis or a lifetime basis. The Group expects to apply the simplified approach and record lifetime expected losses that are estimated based on the present value of all cash shortfalls over the remaining life of all of its trade and other receivables. The Group will perform a more detailed analysis which considers all reasonable and supportable information, including forward-looking elements, for estimation of expected credit losses on its trade and other receivables upon the adoption of IFRS 9.

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal versus agent and licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. The Group expects to adopt IFRS 15 on January 1, 2018 and is currently assessing the impact of IFRS 15 upon adoption.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize assets and liabilities for most leases. The standard includes two recognition exemptions for lessees – leases of low-value assets and short-term leases. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will also be required to remeasure the lease liability upon the occurrence of certain events, such as change in the lease term and change in future lease payments resulting from a change in an index or rate used to determine those payments. Lessees will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between operating leases and finance leases. The Group expects to adopt IFRS 16 on January 1, 2019 and is currently assessing the impact of IFRS 16 upon adoption.

Amendments to IAS 7 require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments will result in additional disclosure to be provided in the financial statements. The Group expects to adopt the amendments from January 1, 2017.

Amendments to IAS 12 were issued with the purpose of addressing the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value, although they also have a broader application for other situations. The amendments clarify that an entity, when assessing whether taxable profits will be available against which it can utilize a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group expects to adopt the amendments from January 1, 2017.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The merger method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combinations occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling shareholder. The net assets of the combining entities or businesses are combined using the existing book values from the controlling shareholder’s perspective. No amount is recognized in respect of goodwill or the excess of the acquirers’ interest in the net fair value of the acquirees’ identifiable assets, liabilities and contingent liabilities over the cost of investment at the time of common control combination.

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

Business combinations, other than business combinations under common control, are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owner of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets.  All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held  equity  interest  in  the acquiree is  remeasured  to  fair  value at  the  acquisition  date through the consolidated statement of profit or loss.

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

(vii)

a person identified in (1)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)

the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

(c)

Property, plant and equipment and depreciation

Property, plant and equipment comprise buildings, mining structures, mining rights, machinery and equipment, motor vehicles, exploration rights and construction in progress.

Exploration rights are capitalized and amortized over the term of the license granted to the Company by the authorities.

When proved and probable reserves have been determined, costs incurred to develop mines are capitalized as part of the cost of the mining structures.

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)

Property, plant and equipment and depreciation (continued)

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

Estimated useful lives are as follows:

Non-mining related buildings	8 - 35 years
Non-mining related machinery and equipment	3 - 15 years
Motor vehicles	4 - 8 years

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

(e)

Exploration and evaluation costs

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralization in existing bodies and to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is expensed as incurred.

Once the exploration right to explore has been acquired, exploration and evaluation expenditure is charged to the consolidated statement of profit or loss as incurred, unless a future economic benefit is more likely than not to be realized. Exploration and evaluation assets acquired in a business combination are initially recognized at fair value. They are subsequently stated at cost less accumulated impairment.

When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, etc.), the asset’s recoverable amount is estimated.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. The calculation of fair value less costs of disposal is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset or other appropriate valuation techniques. The value in use calculation is based on a discounted cash flow model, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated statement of profit or loss in the period in which it arises in those categories consistent with the function of the impaired asset.

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

(g)

Financial assets

As at December 31, 2016 and 2015, the Group’s financial assets within the scope of IAS 39 are all classified as loans and receivables. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

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

Subsequent measurement of loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables are included in “prepayments, deposits and other receivables”, “cash and cash equivalents” and “rehabilitation fund” in the consolidated statement of financial position. These assets are subsequently carried at amortized cost using the effective interest method (“EIR”) less any provision for impairment. Gains and losses are recognized in interest income or finance costs in the consolidated statement of profit or loss when the loans and receivables are derecognized as well as through the amortization process.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Financial assets (continued)

Fair value of loans and receivables

As at December 31, 2016 and 2015, the carrying amount of the rehabilitation fund was not materially different from the fair value. The carrying values of other financial assets approximated to their fair values due to the short-term maturities of these instruments.

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

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of profit or loss, to the extent that the carrying value of the asset does not exceed amortized cost at the reversal date.

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

(h)

Financial liabilities at amortized cost

Financial liabilities including trade payables, amounts due to related companies and the Shareholder, and other payables and certain accrued liabilities are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortized cost, using the effective interest rate. The related interest expense is recognized within “finance costs” in the consolidated statement of profit or loss.

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

Fair value

As of December 31, 2015 and 2016, the carrying values of these financial liabilities approximate their fair values due to the short-term maturities of these instruments.

The Group had no financial liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2015 and 2016.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the weighted-average method. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Major types of inventories include:

•

Materials and supplies which consist of extracted raw ore, auxiliary materials, spare parts and other consumables; and

•

Finished goods.

(k)

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)

Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in Note 18.

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)

Revenue recognition

The Group sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognized when the significant risks and rewards of ownership have passed to the customer, provided that the Group does not maintain neither managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of the product by the customer.

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable in the consolidated statement of financial position. VAT on sales from continuing operations amounted to CNY1,412, CNY3,118 and nil for the years ended December 31, 2014, 2015 and 2016, respectively. The Group recognizes revenues net of VAT.

(p)

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period that the costs, which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the consolidated statement of profit or loss over the expected useful life of the relevant asset by equal annual instalments or deducted from the carrying amount of the asset and released to the consolidated statement of profit or loss by way of a reduced depreciation charge.

(q)

Income taxes

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either as other comprehensive income or loss, or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the end of the reporting date, taking into consideration interpretations and practices prevailing in the countries where the Group operates and generates taxable income.

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

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

The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)

Share-based payment transactions (continued)

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

The consolidated financial statements of certain overseas subsidiary operations with a functional currency other than the CNY have been translated into CNY. The assets and liabilities of these entities have been translated using the exchange rates prevailing at the reporting date and their consolidated statements of profit or loss have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of other comprehensive income.

On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the consolidated statement of profit or loss.

(t)

Convenience translation

The consolidated financial statements are stated in CNY. The translation of amounts from CNY into US$ is included solely for the convenience of the readers and has been made at the rate of exchange quoted by UKForex on December 31, 2016 of US$1.00 = CNY6.9448. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2016 or at any other date.

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases net of any incentives received from the lessor are charged to the consolidated statement of profit or loss on the straight-line basis over the lease terms.

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements.

(i)

Commercial production start date

The Group assesses the stage of each copper smelting plant under construction to determine when a copper smelting plant moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the construction project. The Group considers various relevant criteria to assess when the copper smelting plant is substantially complete, ready for its intended use and is reclassified from “Construction in progress” to “Copper Smelting structures”. The criteria will include, but are not limited, to the following:

•

The level of capital expenditure compared to the construction cost estimates

•

Completion of a reasonable period of testing of the mine and equipment

•

Ability to produce copper in saleable form (within specifications)

•

Ability to sustain ongoing production of copper

When a construction project moves into the production stage, the capitalization of copper plant construction costs ceases. The commercial production start date is also the date when depreciation and/or amortization of the copper smelting structures assets commence.

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

2.5

SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS (CONTINUED)

Estimates and assumptions (continued)

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

Other than those disclosed in Note 6, there were no impairments recognized for the years ended December 31, 2015 and 2016. As disclosed in Note 17, an impairment was recognized for the year ended December 31, 2014.

(ii)

Reserve estimates

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

(iv)

Provision for asset retirement obligations

The provision for asset retirement obligations is determined by management based on the past experience and best estimation of future expenditures, taking into account existing relevant regulations. However, insofar as the effect on the land and the environment from current mining activities becomes apparent in future years, the estimate of the associated costs may be subject to revision from time to time.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS

On December 31, 2013, the Company announced that its Board of Directors had approved the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of its wholly-owned subsidiary, Feishang Anthracite, which operated the Company's coal mining and related businesses. The Spin-Off was effected by way of a distribution in specie by the Company of all of Feishang Anthracite's issued and outstanding ordinary shares at par value of HK$0.01 per share, to the holders of the Company's common shares on a pro rata basis. On January 22, 2014, the Company completed the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of Feishang Anthracite. After the Spin-Off, the Company did not operate any coal mining business and continued operating its non-ferrous metal mining and related businesses.

The results of Feishang Anthracite for the period are presented below:

For the period from January 1, 2014 to January 22, 2014
CNY

Revenue	21,157
Cost of sales	(10,399)
Gross profit	10,758
Selling and distribution expenses	(506)
Administrative expense	(8,633)

OPERATING INCOME	1,619

Finance costs	(11,571)
Interest income	86
Non-operating expense, net	(100)

LOSS BEFORE INCOME TAX	(9,966)

Income tax expense	(742)

LOSS FOR THE PERIOD FROM DISCONTINUED OPERATIONS	(10,708)

Attributable to:
Owners of the company	(9,925)
Non-controlling interests	(783)
(10,708)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

The major classes of assets and liabilities of Feishang Anthracite as at January 22, 2014 are as follows:

January 22,
2014
CNY

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	2,460,311
Rehabilitation fund	33,380
Prepayments, deposits and other receivables	112,422
Deferred tax assets	41,516
2,647,629
CURRENT ASSETS
Inventories	16,844
Trade and bills receivables	55,670
Corporate income tax refundable	12,417
Prepayments, deposits and other receivables	41,308
Pledged and restricted bank deposits	26,142
Cash and cash equivalents	96,811
249,192
Total assets classified as held for distribution	2,896,821

LIABILITIES
CURRENT LIABILITIES
Trade payables	104,957
Other payables and accrued liabilities	80,472
Interest-bearing bank and other borrowings	1,018,550
Interest payable	24,283
Income tax payable	10,610
Mining rights payable	28,169
1,267,041
NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	924,799
Interest payable	17,028
Deferred tax liabilities	248,569
Mining rights payables	55,442
Asset retirement obligation	8,289
TOTAL NON-CURRENT LIABILITIES	1,254,127
Total liabilities directly associated with the assets classified as held for distribution	2,521,168

NET ASSETS	375,653

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

The net cash flows incurred by Feishang Anthracite are as follows:

For the period from January 1, 2014 to January 22, 2014
CNY

Operating activities	(29,603)
Investing activities	(54,472)
Financing activities	34,018
Net decrease in cash and cash equivalents	(50,057)
Loss per share (CNY per share):
Basic, from the discontinued operations	(0.40)
Diluted, from the discontinued operations	(0.40)

The calculations of basic and diluted earnings per share from discontinued operations are based on:

For the period from January 1, 2014 to January 22, 2014
CNY

Loss for the period attributable to owners of the Company from discontinued operations	(9,925)
Weighted average number of ordinary shares in issue during the period used in the basic earnings per share calculation (Note 20)	24,910,916
Weighted average number of ordinary shares used in the diluted earnings per share calculation (Note 20)	24,910,916

4.

RESTATEMENT

The Company’s acquisition of Double Grow International Limited (“Double Grow”) (as detailed in Note 5) in 2016 was accounted for as a combination of entities under common control since the Company and Double Grow were under the common control of Mr. Li Feilie. As such, the assets and liabilities of Double Grow have been accounted for at historical cost and the consolidated financial statements of the Group prior to acquisition have been restated to include the results of operations of Double Grow and its subsidiaries on a combined basis when the entities first came under the common control of Mr. Li Feilie. The consideration paid by the Company for the acquisition has been accounted for as an equity transaction in the consolidated statement of changes in equity.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

4.

RESTATEMENT (CONTINUED)

As a result of the acquisition of Double Grow, the relevant line items in the consolidated statement of profit or loss, the consolidated statement of comprehensive income for the year ended December 31, 2015, and the consolidated statement of changes in equity for the years ended December 31, 2015 and 2014, and the consolidated statement of financial position as at December 31, 2015 and January 1, 2015 have been restated as follows:

	The Group (as previously reported)	Adjustment in relation to acquisition of Double Grow	The Group (as restated)
	CNY	CNY	CNY
Consolidated statement of profit or loss for the year ended December 31, 2015:
Administrative expenses	(18,064)*	(2,099)	(20,163)
Finance costs	(424)	(20)	(444)
Other operating income/ (expenses)	412	(3,836)	(3,424)
Non-operating expenses, net	(106)	13	(93)
Loss for the year	(35,507)	(5,942)	(41,449)

Consolidated statement of comprehensive income for the year ended December 31, 2015:
Foreign currency translation adjustments	617	(207)	410
Total comprehensive loss for the year	(34,890)	(6,149)	(41,039)

Consolidated statement of changes in equity for the year ended December 31, 2015:
Equity attributable to owners of the Company	(12,276)	(5,523)	(17,799)
Loss per share attributable to ordinary equity holders of the company:
Basic and diluted loss per share:
- For loss from continuing operations (CNY per share)	(1.43)	(0.23)	(1.66)

Consolidated statement of financial position as at December 31, 2015:
Non-current assets	14,253	39,224	53,477
Current assets	37,387	20,193	57,580
Total assets	51,640	59,417	111,057

Current liabilities	59,277	64,612	123,889
Non-current liabilities	4,639	328	4,967
Total liabilities	63,916	64,940	128,856

Reserves	63,607	626	64,233
Accumulated losses	(1,021,028)	(5,942)	(1,026,970)
Other comprehensive loss	(3,896)	(207)	(4,103)
Total equity	(12,276)	(5,523)	(17,799)

Consolidated statement of financial position as at January 1, 2015:
Current assets	62,524	626	63,150
Reserves	58,171	626	58,797
Total equity	22,614	626	23,240

Consolidated statement of changes in equity for the year ended December 31, 2014:
Equity attributable to owners of the Company	22,614	626	23,240

*Reclassified to “Losses arising from temporary suspension of production” from “Administrative expense” to be in line with the presentation for the year of 2016.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

5.

BUSINESS ACQUISITIONS

On December 23, 2016, the Company entered into an agreement with Feishang Hesheng Investment Limited (“Feishang Hesheng”), indirectly controlled by Mr. Li Feilie, and consummated the acquisition of all of the issued and outstanding capital stock (the “Acquired Shares”) of Double Grow, its direct and indirect wholly-owned subsidiaries, Easy Gain Investments Limited (“Easy Gain”) and Full Profit Investments Limited (“Full Profit”), each of which is organized under the laws of the British Virgin Islands, and their operating subsidiary, Antay Pacha, a Bolivian corporation (collectively, the “Double Grow Group”). The purchase price for the Acquired Shares is US$100, and the Company’s assumption of US$1,441 of indebtedness owed by Double Grow to Feishang Hesheng. Antay Pacha is a company established in Bolivia and, upon commencement of commercial production, intends to be principally engaged in copper smelting and the sale of copper cathodes in Bolivia and elsewhere. As a result of the acquisition, the Company is expanding into copper smelting and the sale of copper cathodes in Bolivia.

Double Grow, Easy Gain and Full Profit were established by Feishang Hesheng in December 2014. The Company’s acquisition in Double Grow was accounted for as a combination of entities under common control since the Company and Double Grow were under the common control of Mr. Li Feilie. As such, the assets and liabilities of Double Grow Group have been accounted for at historical cost and the consolidated financial statements of the Group prior to acquisition have been restated to include the results of operations of the Double Grow Group on a combined basis when the entities first came under the common control of Mr. Li Feilie. The consideration paid by the Company for the acquisition has been accounted for as an equity transaction in the consolidated statement of changes in equity.

On March 1, 2015, Double Grow, Easy Gain and Full Profit completed the acquisition of the issued share capital of Antay Pacha from Bolivia Mine Investment Limited, Abundant Talent Investments Limited and Century Team International Limited, unrelated third parties, respectively. Following the acquisition, Antay Pacha was 20% owned by Easy Gain, 60% owned by Full Profit and 20% owned by Double Grow. The total consideration for the acquisition was US$1 (approximately equivalent to the paid up capital of BOB10 of Antay Pacha at an exchange rate of 6.96 between US dollars and Boliviano). At March 1, 2015, the underlying set of assets acquired was not capable of being conducted and managed as a business to generate revenue. As such, the Company determined that the acquisition of Antay Pacha by Double Grow, Easy Gain and Full Profit did not constitute a business combination for accounting purposes.

On December 23, 2016, Feishang Hesheng waived payment of a CNY55,558 (US$8,000) indebtedness owed to it by Double Grow. The waiver of indebtedness due to a related party was accounted for as contribution from a related party in the consolidated statement of changes in equity.

As a result of the acquisition of Double Grow, a statement of financial position as at January 1, 2015 is presented in the financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

6.

PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Construction in progress	Total
	CNY	CNY	CNY	CNY	CNY	CNY

Cost
At January 1, 2015	22,940	27,716	7,640	2,565	—	60,861
Acquisition of Double Grow	—	—	18	337	3,298	3,653
Additions	—	423	20	4,933	35,513	40,889
Transfer	—	5,807	—	—	(5,807)	—
Disposals	—	(37)	(33)	(711)	—	(781)
Exchange adjustment	56	12	3	195	1,272	1,538
At December 31, 2015 (Restated)	22,996	33,921	7,648	7,319	34,276	106,160

Additions	—	—	3	—	5,020	5,023
Transfer	5,515	—	—	—	(5,515)	—
Disposals	—	—	—	(311)	—	(311)
Exchange adjustment	202	21	3	348	2,279	2,853
At December 31, 2016	28,713	33,942	7,654	7,356	36,060	113,725
At December 31, 2016 (US$)	4,134	4,887	1,102	1,059	5,192	16,374

Accumulated depreciation and amortization and impairment losses

At January 1, 2015	(11,869)	(27,716)	(5,497)	(2,147)	—	(47,229)
Depreciation charge	(1,281)	—	(378)	(813)	—	(2,472)
Impairment losses (Note 17)	—	(5,902)	(1,640)	—	—	(7,542)
Disposals	—	10	31	517	—	558
Exchange adjustment	(56)	—	(1)	(28)	—	(85)
At December 31, 2015 (Restated)	(13,206)	(33,608)	(7,485)	(2,471)	—	(56,770)
Depreciation charge	(1,415)	—	(55)	(1,185)	—	(2,655)
Disposals	—	—	—	301	—	301
Exchange adjustment	16	—	(1)	(93)	—	(78)
At December 31, 2016	(14,605)	(33,608)	(7,541)	(3,448)	—	(59,202)
At December 31, 2016 (US$)	(2,102)	(4,839)	(1,086)	(496)	—	(8,523)

Net carrying amount
At December 31, 2015 (Restated)	9,790	313	163	4,848	34,276	49,390
At December 31, 2016	14,108	334	113	3,908	36,060	54,523
At December 31, 2016 (US$)	2,032	48	16	563	5,192	7,851

As at December 31, 2016, accumulated depreciation and amortization included accumulated amortization of mining rights of CNY10,130 (US$1,459) (2015: CNY10,130).

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

6.

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

There were no exploration costs incurred during the years ended December 31, 2015 and 2016.

An impairment loss on property, plant and equipment of CNY7,542 (US$1,162) of Yangchong Mine was recorded for the year ended December 31, 2015 in connection with the decline of average selling prices of iron concentrates. Yangchong Mine was designated as a single cash-generating unit (“CGU”), which was based predominantly on the value-in-use (“VIU”) approach. VIU calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected iron price, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, at December 31, 2015, the Group adopted a pre-tax rate of 16.00% that reflects specific risks related to the CGU, as the discount rate. There was no further impairment loss on property, plant and equipment during the year ended December 31, 2016.

7.

REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by the Group in banks and cash placed with authorities for the purpose of future environment rehabilitation as well as the settlement of asset retirement obligations.

8.

INVENTORIES

Inventories, net of provision for inventories, are summarized as follows:

	December 31,
	2015	2016	2016
	CNY	CNY	US$
	(Restated)

Materials and supplies	6,013	8,437	1,215
Finished goods	1,348	2,120	305
	7,361	10,557	1,520

9.

TRADE PAYABLES

	December 31,
	2015	2016	2016
	CNY	CNY	US$
	(Restated)

Trade payables	2,801	2,736	394

Trade payables are non-interest-bearing and are normally settled within six months.

The aging analysis of trade payables as at December 31, 2015 and 2016 is as follows:

	December 31,
	2015	2016	2016
	CNY	CNY	US$
	(Restated)

Within 1 year	2,407	2,696	388
1 to 2 years	322	—	—
Over 2 years	72	40	6
	2,801	2,736	394

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

10.

OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31,
	2015	2016	2016
	CNY	CNY	US$
	(Restated)

Natural resources fee (a)	8,489	8,294	1,195
Staff compensation fund (b)	5,237	1,547	223
Social security payable (c)	1,340	1,506	217
Payroll payable	2,563	1,704	245
Welfare payable	529	529	76
Advances from customers	47	23	3
Accrued expenses	999	1,419	204
Others	1,245	2,339	337
	20,449	17,361	2,500

———————

(a)

The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales.

(b)

The staff compensation fund represents one-off cash received from the PRC government to compensate employees of Wuhu Feishang Mining Development Co., Limited (“Wuhu Feishang”) through the Group for the loss of their state-sponsored pension and post-employment benefits. The fund is to be distributed to employees upon the termination of their employment with Wuhu Feishang. Wuhu Feishang is not required to make any additional contributions to the fund.

(c)

The social security represents amounts payable to PRC and Bolivia government-managed retirement insurance and medical insurance, etc.

11.

DEFERRED INCOME

	Amount	Amount
	CNY	US$

At January 1, 2015	—	—
Recognized during the year	550	85
Released to the consolidated statement of profit or loss	(263)	(41)
At December 31, 2015 and January 1, 2016	287	44
Released to the consolidated statement of profit or loss	(287)	(44)
At December 31, 2016	—	—

Government grants were received in 2015 for certain underground construction projects of Wuhu Feishang. The amount was included in deferred income in the consolidated statement of financial position, which was recognized in the consolidated statement of profit or loss along with the depreciation of related assets over their useful lives.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

12.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines of Wuhu Feishang, which includes dismantlement of mining related structures and the reclamation of land upon exhaustion of coal or metal reserves. Asset retirement obligations also includes the dismantlement upon the closure of the copper smelting plant of Antay Pacha.

The following table describes the changes to the Group's asset retirement obligation liability:

	Amount	Amount
	CNY	US$

At January 1, 2015	4,221	608
Arising during the year	301	43
Accretion expenses (Note 15)	433	62
Exchange adjustment	12	2
At December 31, 2015 (restated)	4,967	715
Accretion expenses (Note 15)	311	45
Exchange adjustment	24	3
At December 31, 2016	5,302	763

The inflation rate, discount rate and market risk premium used for estimating provision for asset retirement obligations of Wuhu Feishang at December 31, 2016 and 2015 were 2.53%, 9.91% and 6.09%, respectively. The inflation rate, discount rate and market risk premium used for estimating provision for asset retirement obligations of Antay Pacha at December 31, 2016 and 2015 were 4.80%, 8.42% and 6.09%, respectively.

13.

REVENUES

Revenues from continuing operations comprises the following:

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$

Zinc	—	1,053	—	—
Iron	6,857	16,870	—	—
Others	1,446	419	—	—
	8,303	18,342	—	—

14.

COST OF SALES

Cost of sales from continuing operations comprises the following:

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$

Zinc	—	971	—	—
Iron	5,009	30,459	—	—
Others	1,554	506	—	—
	6,563	31,936	—	—

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

15.

FINANCE COSTS

Finance costs from continuing operations comprise the following:

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

Bank charges	11	11	20	3
Accretion expenses (Note 12)	381	433	311	45
	392	444	331	48

16.

NON-OPERATING EXPENSES, NET

Non-operating expenses, net from continuing operations comprise the following:

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

Unrecoverable input VAT	—	219	99	14
Loss / (gain) on disposal of property, plant and equipment	35	(2)	(1)	—
Donation	14	140	88	13
One-off compensation to a contractor due to the suspension of production of Wuhu Feishang	—	—	2,180	314
Others	169	(264)	(15)	(2)
	218	93	2,351	339

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

17.

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS

The Group's loss before tax from continuing operations is arrived at after charging / (crediting):

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

Crediting:
Interest income on bank deposits	1,602	1,056	194	28
Investment income realized from the available-for-sale investments	—	631	—	—
Reversal of write-down of inventories to net realizable value, net (a)	—	5,474	1,744	251
Gain on disposal of property, plant and equipment	—	(2)	(1)	—
Government grants (b)	79	373	339	49

Charging:
Auditors' remuneration:
- Audit fee	800	800	1,480	213
- Audit related fee	25	—	—	—
Sub-total	825	800	1,480	213

Cost of inventories sold (c)	5,106	31,467	—	—
Sales tax and surcharge	72	107	—	—
Utilization of safety fund and production maintenance fund	1,385	362	—	—
Cost of sales (Note 14)	6,563	31,936	—	—

Employee benefit expenses (Note 18)	5,101	16,204	5,523	795

Write-down of inventories to net realizable value	9,299	—	—	—

Depreciation and amortization:
- Property, plant and equipment	3,014	2,472	2,655	382

Operating lease rental:
- Office properties	779	805	948	137

Loss on disposal of property, plant and equipment	35	—	—	—

Repairs and maintenance	247	306	234	34

Provision for impairment for property, plant and equipment (Note 6)	8,065	7,542	—	—

Losses arising from temporary suspension of production (d)	—	830	4,073	586

———————

(a)

The reversal of write-down of inventories to net realizable value arose from an increase in net realizable value due to selling prices in 2016 being higher than the net realizable value as of December 31, 2015.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

17.

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS (CONTINUED)

(b)

Government grants amounting to CNY550 (US$85) were received in 2015 for certain underground construction projects in Wuhu Feishang. The amount was included in deferred income in the consolidated statement of financial position, which will be recognized in the consolidated statement of profit or loss along with the depreciation of related assets over their useful lives.

A government grant amounting to CNY287 (US$41) has been fully recognized in “Other operating income, net” in the consolidated statement of profit or loss since all related expenditure has been incurred and recognized in the consolidated statement of profit or loss. There are no unfulfilled conditions or contingencies relating to the grant.

(c)

Included in the cost of inventories sold were CNY1,908, CNY2,751 and nil for the years ended December 31, 2014, 2015 and 2016, respectively, relating to employee benefit expenses and depreciation and amortization; these amounts are also included in the respective amounts disclosed separately above for each type of expense.

(d)

Due to the depressed market condition of iron concentrates, the exploitation of Yangchong Mine was temporarily suspended since December 27, 2015 and did not recommence through the date of its disposal. The amount represented the overhead costs incurred during the period of temporary suspension of production.

18.

EMPLOYEE BENEFITS

The Group’s employee benefits from continuing operations comprise the following:

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

Wages, salaries and allowances	6,095	7,963	3,642	525
Termination benefit	—	5,508	—	—
Housing funds (a)	535	446	190	27
Contribution to pension plans (a)	1,566	1,373	786	138
Welfare and other expenses	1,644	1,518	905	105
	9,840	16,808	5,523	795

———————

(a)

According to the PRC and Bolivia state regulations, the employees of the Group's subsidiaries which operate in Mainland China and Bolivia are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute a certain percentage of their payroll costs for those qualified urban employees to the central pension scheme as well as the housing funds.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

18.

EMPLOYEE BENEFITS (CONTINUED)

Employee benefits charged to the consolidated statements of profit or loss from continuing operations are analyzed as follows:

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

Total employee benefits accrued for the year	9,840	16,808	5,523	795
Less: Amount included in inventories	4,739	604	—	—
Amount charged to the consolidated statements of profit or loss (Note 17)	5,101	16,204	5,523	795

19.

INCOME TAX EXPENSE

The Company is incorporated in the British Virgin Islands (“BVI”) and conducts its primary business operations through its subsidiaries in Bolivia and the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company's Hong Kong subsidiaries have both Hong Kong-sourced and non-Hong Kong-sourced incomes. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2014, 2015 and 2016. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the Law of the PRC on corporate income tax (“CIT”) and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”) collectively, the tax rate applicable for PRC group entities is 25% (2015: 25%).

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

Bolivia

The Company’s subsidiary in Bolivia is subject to a Bolivian enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

Loss before income tax from continuing operations consists of:

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

PRC	(23,754)	(31,335)	(12,124)	(1,746)
BVI	(2,575)	(2,625)	(3,266)	(470)
Hong Kong	(55)	(43)	(49)	(8)
Bolivia	—	(5,942)	(7,597)	(1,092)

	(26,384)	(39,945)	(23,036)	(3,316)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

19.

INCOME TAX EXPENSE (CONTINUED)

The current and deferred components of income tax expense from continuing operations on the consolidated statements of profit or loss are as follows:

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$

Current income tax expense	5,303	1,504	—	—
Deferred income tax expense	1,536	—	—	—
	6,839	1,504	—	—

A reconciliation of the income taxes from continuing operations computed at the PRC statutory tax rate of 25% to the actual income tax expense / (benefit) is as follows:

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

Loss for the year	(26,384)	(39,945)	(23,036)	(3,316)
PRC statutory tax rate	25%	25%	25%	25%

Computed income tax benefit	(6,596)	(9,986)	(5,759)	(829)
Effect of different tax rates for the Company and overseas subsidiaries	650	680	820	118
Effect of the deemed interest income	1,478	1,112	—	—
PRC dividend withholding tax	3,532	—	—	—
Tax losses not recognized	1,521	4,927	4,259	613
Deferred tax assets not recognized	5,845	3,407	—	—
Non-deductible expenses	115	972	680	98
Others	294	392	—	—

Income tax expense	6,839	1,504	—	—

As of December 31, 2016 and 2015, the Group had no recognized deferred tax assets, or deferred tax liabilities.

On September 24, 2014, Wuhu Feishang declared a dividend of CNY39,242 to its parent, relating to the post-2007 profits of Wuhu Feishang.

The total amounts of unused tax losses in PRC for which no deferred tax assets were recognized were CNY38,318 and CNY48,271 (US$6,950) as of December 31, 2015 and 2016, respectively. As of December 31, 2016, unused tax losses of CNY2,715 (US$391), CNY4,820 (US$694), CNY6,056 (US$872), CNY21,037 (US$3,029) and CNY13,643 (US$1,964), if unused, will expire by the end of 2017, 2018, 2019, 2020 and 2021 respectively.

The total amounts of unused tax losses in Bolivia for which no deferred tax assets were recognized were CNY3,657 and CNY7,018 (US$1,011) as of December 31, 2015 and 2016, respectively. As of December 31, 2016, unused tax losses of CNY811 (US$117), CNY2,846 (US$410) and CNY3,361 (US$484), if unused, will expire by the end of 2019, 2020 and 2021 respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

20.

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY

Basic and diluted loss per share for the years ended December 31, 2014, 2015 and 2016 are calculated as follows:

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

Loss for the year attributable to owners of the Company:
From continuing operations	(33,223)	(41,449)	(23,036)	(3,316)
From discontinued operations	(9,925)	—	—	—

Weighted average number of common shares:
Basic	24,910,916	24,910,916	24,910,916	24,910,916
Diluted	24,910,916	24,910,916	24,910,916	24,910,916

Loss per share attributable to owners of the Company:
Basic:
From continuing operations	(1.33)	(1.66)	(0.92)	(0.13)
From discontinued operations	(0.40)	—	—	—
Diluted:
From continuing operations	(1.33)	(1.66)	(0.92)	(0.13)
From discontinued operations	(0.40)	—	—	—

The Company did not have any potential diluted shares throughout the years. Accordingly, the diluted loss per share amounts were the same as the basic loss per share amounts.

21.

DIVIDEND

No dividend was paid or declared by the Company for the years ended December 31, 2014, 2015 and 2016.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

22.

RELATED PARTY BALANCES AND TRANSACTIONS

The consolidated financial statements include the financial statements of the Company and the subsidiaries listed in the following table:

	Place of incorporation / registration and operations	Nominal value of issued ordinary / registered share capital (CNY)	Percentage of equity attributable to the Company		Principal activities
Name			Direct	Indirect
China Coal Mining Investment Limited	Hong Kong	—	100	—	Investment holding
Double Grow International Limited	British Virgin Islands	619	100	—	Investment holding
Easy Gain Investments Limited	British Virgin Islands	619	—	100	Investment holding
FMH Corporate Services Inc.	United States	—	100	—	Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	—	—	100	Investment holding
Feishang Mining Holdings Limited (“Feishang Mining”)	British Virgin Islands	—	100	—	Investment holding
Feishang Yongfu Mining Limited	Hong Kong	—	—	100	Investment holding
Full Profit Investments Limited	British Virgin Islands	619	—	100	Investment holding
Newhold Investments Limited	British Virgin Islands	—	100	—	Investment holding
Pineboom Investments Limited	British Virgin Islands	—	100	—	Investment holding
Planta Metalurgica Antay Pacha S.A.	Bolivia	9	—	100	Copper smelting and sale
Shenzhen Feishang Management and Consulting Co., Limited (“Feishang Management”)	Mainland China	10,000	—	100	Provision for management and consulting services to other companies in the Group
Silver Moon Technologies Limited	British Virgin Islands	1	80	—	Dormant
Sunwide Capital Limited	British Virgin Islands	—	100	—	Dormant
Wuhu Feishang Mining Development Co., Limited	Mainland China	12,000	—	100	Exploration and mining of zinc, iron and other non-ferrous metals
Yangpu Lianzhong Mining Co., Limited	Mainland China	115,008	—	100	Investment holding
Yangpu Shuanghu Industrial Development Co., Limited	Mainland China	1,000	—	100	Investment holding
Yunnan Feishang Mining Co., Limited	Mainland China	50,000	—	100	Exploration of non-ferrous metals

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions and balances with related parties:

(a)

Commercial transactions with related parties

		Year Ended December 31,
		2014	2015	2016	2016
		CNY	CNY	CNY	US$
	Notes		(Restated)
CHNR's share of office rental, rates and others to Anka Consultants Limited ("Anka")	i	859	918	953	137
Feishang Anthracite's share of office rental to Anka		61	—	—	—
Purchase of raw ore from Empressa Minera Jacha Uru S.A. (“Jacha Uru”)	ii	—	11	20	3
		920	929	973	140

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

22.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)

Commercial transactions with related parties (continued)

(i)

On September 1, 2013, the Company signed an office sharing agreement with Anka, a private Hong Kong company that is owned by certain directors of the Company. Pursuant to the agreement, the Company shared 119 square meters out of the total of 368 square meters of the office premises. On April 1, 2017, the Company signed an office sharing agreement with Anka which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka. In 2016, Anka’s lease with the unrelated landlord was extended for two years, from July 1, 2016 to June 30, 2018.

(ii)

In 2015 and 2016, Antay Pacha purchased copper ore from Jacha Uru, a copper mine located in Bolivia and controlled by Feishang Hesheng.

(b)

Balances with related parties

The Group has payables with related parties, which are all unsecured and non-interest-bearing. Balances with related companies are summarized as follows:

	December 31,
	2015	2016	2016
	CNY	CNY	US$
	(Restated)
Current:
Payable to related companies:
Jacha Uru (1)	2,764	1,298	187
Feishang Enterprise Group Limited (“Feishang Enterprise”) (2)	3,932	7,832	1,128
Feishang Hesheng (3)	59,275	11,877	1,710
	65,971	21,007	3,025
Payable to the Shareholder:
Feishang Group (4)	11,752	12,565	1,809

Feishang Enterprise, Feishang Group, Feishang Hesheng and Jacha Uru are controlled by Mr. Li Feilie, who is the beneficial shareholder of the Company.

———————

(1)

Payable to Jacha Uru by Antay Pacha, for expenditure paid on behalf of Antay Pacha and the purchase of copper ores from Jacha Uru. The balance is repayable when funds are available.

(2)

Payable to Feishang Enterprise by Feishang Management and Wuhu Mining for the net amount of loans from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when funds are available.

(3)

Payable to Feishang Hesheng for the acquisition of Double Grow as well as the assumption of indebtedness due to Feishang Hesheng by Double Grow. The balance is unsecured and interest-free. The balance is repayable when funds are available.

(4)

Payable to Feishang Group for the acquisition of Feishang Anthracite. The balance is unsecured and interest-free. The balance is repayable when funds are available.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

22.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)

Compensation of key management personnel of the Group

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

Wages, salaries and allowances	320	322	479	69
Housing subsidies	4	4	—	—
Contribution to pension plans	33	44	22	3
	357	370	501	72

The amounts disclosed in the table are the amounts recognized as expenses during the years related to key management personnel.

23.

EQUITY

(a)

Issued capital

	December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$

Authorized:
10,000,000 preferred shares, no par	—	—	—	—
200,000,000 ordinary shares, no par	—	—	—	—

Issued and fully paid:
common shares, no par	312,081	312,081	312,081	44,937

(b)

Other capital reserves

	Number of shares issued	Other capital reserves
		CNY

At January 1, 2014	24,910,916	577,892
Deemed contribution from the Shareholder of the Company	—	59,068
At December 31, 2014, January 1, 2015 and December 31, 2015	24,910,916	636,960
Deemed contribution from a related party*	—	55,558
At December 31, 2016	24,910,916	692,518
At December 31, 2016 (US$)	24,910,916	99,717

———————

*

On December 23, 2016, Feishang Hesheng waived payment of a CNY55,558 (US$8,000) indebtedness owed to it by Double Grow (Note 5).

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

23.

EQUITY (CONTINUED)

(c)

Dividend restrictions and reserves

Due to the Group's structure, the payment of dividends is subject to numerous controls imposed under PRC law, including foreign exchange control on the conversion of the local currency into United States dollars and other currencies.

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu Feishang, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually. No amounts were appropriated to the general reserve and enterprise expansion reserve in 2015 and 2016. In September 2014, the Board of Directors of Wuhu Feishang determined to appropriate CNY3,925 and CNY3,925 to the general reserve and enterprise expansion reserve, respectively.

24.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Financial instruments of the Group primarily include cash, certain other current assets, trade payables, other payables and certain accrued liabilities, amounts due from and due to related parties, and an amount due to the Shareholder.

The Group is exposed to credit risk, foreign currency risk, interest rate risk, business and economic risk and liquidity risk. The Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarized below.

(a)

Credit risk

The carrying amounts of the Group's cash and cash equivalents, time deposits and other current assets, except for prepayments, represent the Group's maximum exposure to credit risk in relation to its financial assets.

Cash and cash deposits

The Group maintains its cash and cash deposits primarily with various PRC State-owned banks, Hong Kong and Bolivia based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

24.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(b)

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

The principal regulation governing foreign currency exchange in Bolivia is Law No. 516, the investment promotion law (Ley de Promoción de Inversiones, “LPI”) that was promulgated in April 2014. The LPI guarantees that if foreign investors fulfill tax and other obligations under Bolivian law, they may freely transfer abroad their net profits, the capital resulting from the liquidation of companies or from the sale of shares, dispute settlement awards, among other amounts, in freely convertible currency. However, financial transfers to or out of Bolivia must be channeled through the Bolivian financial system, as well as registered with Bolivia’s Central Bank and these procedures may make it more difficult  to effect financial transactions.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group has no exposure to the risk of changes in market interest rates since the Group has no long-term debt obligations with floating interest rates.

(d)

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

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

24.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)

Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and adequate time deposits to meet its liquidity requirements in the short and long term.

The table below summarises the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

December 31, 2016	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	2,736	—	—	2,736
Other payables and accrued liabilities	—	12,075	—	—	12,075
Due to related companies	—	21,007	—	—	21,007
Due to the Shareholder	—	12,565	—	—	12,565
	—	48,383	—	—	48,383

December 31, 2016	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade payables	—	394	—	—	394
Other payables and accrued liabilities	—	1,739	—	—	1,739
Due to related companies	—	3,025	—	—	3,025
Due to the Shareholder	—	1,809	—	—	1,809
	—	6,967	—	—	6,967

December 31, 2015	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)

Trade payables	—	2,801	—	—	2,801
Other payables and accrued liabilities	—	10,780	—	—	10,780
Due to related companies	—	65,971	—	—	65,971
Due to the Shareholder	—	11,752	—	—	11,752
	—	91,304	—	—	91,304

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

24.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(f)

Capital management

The primary objectives of the Group's capital management were to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015 and 2016.

The Group monitors capital on the basis of the debt to capital ratio (Gearing ratio), which is calculated as interest-bearing debts divided by total capital (total equity plus interest-bearing debts).

	2015	2016
	CNY	CNY
	(Restated)

Interest-bearing debts	—	—

Total (deficiency in assets) / equity	(17,799)	13,195

Total capital	(17,799)	13,195

Gearing ratio	—	—

25.

COMMITMENTS

(a)

Operating lease

At the end of the reporting period, the Group had commitments for future minimum lease payments under a non-cancellable operating lease in respect of the rented premises which fall due as follows:

	December 31,
	2015	2016	2016
	CNY	CNY	US$
	(Restated)

Within the first year	547	1,337	193
After one year but not more than five years	739	1,542	222
Later than five years	1,181	1,063	153
	2,467	3,942	568

(b)

Capital commitments

As at December 31, 2015 and 2016, the Group had the following capital commitments.

	December 31,
	2015	2016	2016
	CNY	CNY	US$
	(Restated)
Construction and purchase of property, plant and equipment
— Contracted, but not provided for	819	—	—

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

26.

SEGMENT INFORMATION

Prior to January 22, 2014, the Group operated in two operating segments: exploration and mining – non-ferrous metals, and exploration and mining – coal. After the Spin-Off of Feishang Anthracite in January 2014, the Group discontinued the operating segment of exploration and mining – coal. After the acquisition of Double Grow (Note 5), the Company has two operating segments: exploration and mining-non-ferrous metals and copper smelting. The accounting policies for the segments are the same, and are as described in the summary of significant accounting policies. The Group evaluates performance based on operating earnings of the respective business units. The segment analysis below is provided for the Group's continuing operations, and does not include any amount for discontinued operations, namely the exploration and mining – coal.

Management monitors the results of the Group's operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit / loss, which is a measure of adjusted profit / loss before tax from continuing operations. The adjusted profit / loss before tax from continuing operations is measured consistently with the Group's profit / loss before tax from continuing operations except that interest income, finance costs as well as head office and corporate expenses are excluded from such measurement.

For comparability purposes, and in conformity with its current practice, the Company has revised certain of its disclosures for prior years.

For the year ended December 31, 2016, the segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Copper smelting	Corporate activities	Total

Depreciation and amortization	1,408	1,247	—	2,655
Operating loss	8,585	7,442	4,521	20,548
Interest income	147	—	47	194
Finance costs	260	71	—	331
Loss for the year	10,965	7,597	4,474	23,036
Capital expenditure	683	4,263	—	4,946
Total assets	20,953	58,582	15,258	94,793
Total liabilities	36,777	17,411	27,410	81,598

	US$
	Exploration and mining – non- ferrous metals	Copper smelting	Corporate activities	Total

Depreciation and amortization	203	179	—	382
Operating loss	1,235	1,072	650	2,957
Interest income	21	—	7	28
Finance costs	38	10	—	48
Loss for the year	1,578	1,094	644	3,316
Capital expenditure	98	614	—	712
Total assets	3,017	8,434	2,199	13,650
Total liabilities	5,297	2,507	3,945	11,749

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

26.

SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2015, the segment results were as follows:

	CNY
	Exploration and mining – non- ferrous metals	Copper smelting	Corporate activities	Total (Restated)

Revenues from external customers	18,342	—	—	18,342
Depreciation and amortization	1,826	642	4	2,472
Operating loss	30,639	5,860	3,611	40,110
Interest income	892	—	164	1,056
Finance costs	422	20	2	444
Income tax expense	1,504	—	—	1,504
Loss for the year	32,133	5,867	3,449	41,449
Capital expenditure	6,247	4,378	—	10,625
Total assets	35,117	59,426	16,514	111,057
Total liabilities	41,828	65,510	21,518	128,856

For the year ended December 31, 2014, the segment results were as follows:

	CNY
From continuing operations:	Exploration and mining – non- ferrous metals	Corporate activities	Total
Revenues from external customers	8,303	—	8,303
Depreciation and amortization	3,010	4	3,014
Operating loss	23,878	3,498	27,376
Interest income	1,550	52	1,602
Finance costs	390	2	392
Income tax expense	6,839	—	6,839
Loss for the year from continuing operations	28,298	4,925	33,223
Capital expenditure	1,914	—	1,914
Total assets (restated)	60,997	19,665	80,662
Total liabilities	39,047	18,375	57,422

The reconciliation of loss for the year from continuing operations to net loss is as follows:

	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)

Loss for the year from continuing operations	(33,223)	(41,449)	(23,036)	(3,316)
Loss for the year from discontinued operations	(10,708)	—	—	—
Net loss (including non-controlling interests)	(43,931)	(41,449)	(23,036)	(3,316)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

26.

SEGMENT INFORMATION (CONTINUED)

Geographical information

(a)

Revenues from external customers

	2014	2015	2016	2016
	CNY	CNY	CNY	US$

Mainland China	8,303	18,342	—	—
Bolivia	—	—	—	—
	8,303	18,342	—	—

(b)

Non-current assets

	2015	2016	2016
	CNY	CNY	US$
	(Restated)

Mainland China	14,253	12,909	1,859
Bolivia	39,224	45,642	6,572
	53,477	58,551	8,431

The non-current assets information above is based on the locations of the assets.

27.

SUBSEQUENT EVENTS

On February 24, 2017, Feishang Mining, a wholly-owned subsidiary of CHNR, and Wuhu City Feishang Industrial Development Co., Ltd., as nominee for Feishang Mining (together the “Sellers”), entered into an agreement with Shen Yandi, an unrelated individual (the “Purchaser”), pursuant to which the Sellers agreed to sell and the Purchaser agreed to purchase, all of the Sellers’ rights, titles and interests in and to the outstanding capital stock of Wuhu Mining, which was included in the non-ferrous metals segment at a cash consideration of CNY1,000 (US$144). The disposal was completed on March 3, 2017. The Directors are in the process of quantifying the disposal gain or loss.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

28.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2015	2016	2016
	CNY	CNY	US$

ASSETS
NON-CURRENT ASSETS
Investments in subsidiaries	—	694	100

CURRENT ASSETS
Amounts due from subsidiaries	9,691	26,972	3,884
Cash and cash equivalents	13,062	10,678	1,538

TOTAL CURRENT ASSETS	22,753	37,650	5,422

TOTAL ASSETS	22,753	38,344	5,522

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	977	1,398	202
Due to the Shareholder	11,752	12,565	1,809
Due to a related party	—	10,766	1,550

TOTAL CURRENT LIABILITIES	12,729	24,729	3,561

TOTAL LIABILITIES	12,729	24,729	3,561

EQUITY
Issued capital	290,179	290,179	41,784
Other capital reserves	823,581	823,581	118,590
Accumulated losses	(1,086,682)	(1,089,898)	(156,937)
Other comprehensive loss	(17,054)	(10,247)	(1,476)

TOTAL EQUITY	10,024	13,615	1,961

TOTAL LIABILITIES AND EQUITY	22,753	38,344	5,522

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

28.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED STATEMENTS OF PROFIT OR LOSS

	December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$

ADMINISTRATIVE EXPENSES	(2,560)	(2,380)	(3,216)	(463)
IMPAIRMENT OF INVESTMENTS IN SUBSIDIARIES	(728,912)	(25,335)	—	—
IMPAIRMENT OF AN AMOUNT DUE FROM A SUBSIDIARY	—	(2,821)	—	—
DIVIDEND INCOME	—	31,680	—	—
INTEREST INCOME	—	130	—	—
(LOSS) / PROFIT BEFORE INCOME TAX	(731,472)	1,274	(3,216)	(463)
(LOSS) / PROFIT FOR THE YEAR	(731,472)	1,274	(3,216)	(463)

CONDENSED STATEMENTS OF CASH FLOWS

	December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$

Net cash flows used in operating activities	(5,485)	(1,851)	(2,796)	(403)
Net cash flows from investing activities	—	31,681	—	—
Net cash flows used in financing activities	(6,242)	(33,210)	(276)	(40)
NET DECREASE IN CASH	(11,727)	(3,380)	(3,072)	(443)
CASH AT BEGINNING OF THE YEAR	25,675	14,484	13,063	1,881
Net foreign exchange difference	536	1,958	687	100
CASH AT END OF THE YEAR	14,484	13,062	10,678	1,538

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons, accounted for by the equity method, together exceed 25 percent of the consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2016, CNY11,800 (US$1,818) of the restricted capital and reserves were not available for distribution, and therefore, the condensed financial information of the Company has been presented for the years ended December 31, 2014, 2015 and 2016.

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

During the years ended December 31, 2014, 2015 and 2016, no cash dividends were declared and paid by the Company.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

4.15	License Agreement dated April 1, 2017 by and between Anka Consultants Limited and China Natural Resources, Inc.
4.16	Lease Contract dated May 21, 2015 by and between the Autonomous Municipal Government of Uyuni and Planta Metalurgica Antay Pacha S.A.
4.17	Purchase and Sale Contract of Copper Mineral dated November 19, 2016 by and between Cooperativa Minera Estrella del Sur Ltda. and Planta Metalurgica Antay Pacha S.A.
4.18	Purchase and Sale Contract of Mineral dated March 22, 2017 by and between Minera DCH S.R.L. and Planta Metalurgica Antay Pacha S.A.
4.19	Employment Agreement dated as of June 1, 2016 by and between Planta Metalurgica Antay Pacha S.A. and Wang Yourong.
7	Computation of Ratios for Fiscal Years ended December 31, 2014, 2015 and 2016.
8	Subsidiaries of the Registrant.
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Press Release dated June 19, 2017.