Form 20-F
period 2017-12-31
CHINA NATURAL RESOURCES INC
filed 2018-04-30
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2017
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 24,910,916 common shares as of December 31, 2017.

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

Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this Annual Report to “U.S. Dollars,” “Dollars,” “US$,” or “$” are to United States dollars; all references to “Hong Kong Dollars” or “HK$” are to Hong Kong dollars; all references to “Bolivian Boliviano” or “BOB” are to Bolivian Boliviano; and all references to “Renminbi” or “CNY” are to Renminbi Yuan, which is the lawful currency of the People's Republic of China. The accounts of the Company and its subsidiaries are maintained in Hong Kong Dollars, or Bolivian Boliviano, or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars, from Bolivian Boliviano to U.S. Dollars, and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “CNY Exchange Rate”) as quoted by www.ofx.com on December 31, 2017, which was US$1.00 = CNY6.5067. Translations from Bolivian Boliviano to U.S. Dollars or from U.S. Dollars to Bolivian Boliviano have been made at the single rate of exchange (the “BOB Exchange Rate”) as quoted by www.exchangerates.org.uk on December 31, 2017, which was US$1.00 = BOB6.9250. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2017. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

References to “Antay Pacha” are to Planta Metalurgica Antay Pacha S.A., a company organized in Bolivia and an indirect wholly-owned subsidiary of Double Grow.

References to “Bayannaoer Mining” are to Bayannaoer City Feishang Mining Company Limited, a company organized in the PRC and a wholly-owned subsidiary of Yangpu Shuanghu.

References to the “BVI” are to the British Virgin Islands.

References to “China Resources” are to China Resources Development, Inc., a Nevada company and the predecessor to CHNR.

References to the “Company” or “CHNR” are to China Natural Resources, Inc. (formerly known as Billion Luck Company Ltd.), a BVI company, which was the surviving company to a merger between China Resources and CHNR on December 9, 2004 (the “Redomicile Merger”). Unless the context otherwise requires, the Company and/ or CHNR includes the operations of its predecessor and subsidiaries.

References to “common shares” are to the common shares, without par value, of CHNR after the Redomicile Merger.

References to “common stock” are to the common stock, $0.001 par value, of China Resources.

References to “China Coal” are to China Coal Mining Investment Limited, a company organized in Hong Kong and a wholly-owned subsidiary of CHNR.

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

References to “Double Grow” are to Double Grow International Limited, a company organized in the BVI and, until December 29, 2017, a wholly-owned subsidiary of CHNR.

References to “Easy Gain” are to Easy Gain Investments Limited, a company organized in the BVI and a wholly-owned subsidiary of Double Grow.

References to “Feishang Anthracite” are to Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited), a company organized in the BVI whose ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on January 22, 2014; and, until January 22, 2014, a wholly-owned subsidiary of CHNR.

References to “Feishang Dayun” are to Feishang Dayun Coal Mining Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Pineboom.

References to “Feishang Enterprise” are to Feishang Enterprise Group Co., Ltd., a related company organized in the PRC and controlled by Mr. Li Feilie, the principal beneficial owner of the Company and its former Chairman and CEO.

i

References to “Feishang Hesheng” are to Feishang Hesheng Investment Limited, a related company organized in the BVI and ultimately controlled by Mr. Li Feilie.

References to “Feishang Management” are to Shenzhen Feishang Management and Consulting Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of Yunnan Mining.

References to “Feishang Mining” are to Feishang Mining Holdings Limited, a company organized in the BVI and, since February 3, 2006, a wholly-owned subsidiary of CHNR.

References to “Feishang Group” are to Feishang Group Limited, CHNR’s principal shareholder and a company organized in the BVI and ultimately controlled by Mr. Li Feilie.

References to “Feishang Yongfu” are to Feishang Yongfu Mining Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Newhold.

References to “FMH Services” are to FMH Corporate Services Inc., a company organized in Florida and a wholly-owned subsidiary of CHNR. FMH Services is currently inactive.

References to “Full Profit” are to Full Profit Investments Limited, a company organized in the BVI and a wholly-owned subsidiary of Double Grow.

References to the “Group” are to the Company and its directly or indirectly owned subsidiaries.

References to “HK” or “Hong Kong” are to Hong Kong Special Administrative Region.

References to “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board.

References to “Newhold” are to Newhold Investments Limited, a company organized in the BVI and a wholly-owned subsidiary of CHNR.

References to “Pineboom” are to Pineboom Investments Limited, a company organized in the BVI and a wholly-owned subsidiary of CHNR.

References to the “PRC” or “China” are to the People’s Republic of China and, solely for the purpose of this annual report, excluding Hong Kong, Macao, and Taiwan.

References to the “Related-Party Debtholders” are to the companies affiliated with Mr. Li Feilie, CHNR’s principal beneficial owner, including without limitation, Feishang Enterprise, Feishang Group, and Feishang Hesheng.

References to “Series B preferred shares” are to the Series B preferred shares, without par value, of CHNR, after the Redomicile Merger.

References to “Series B preferred stock” are to the Series B preferred stock, $.001 par value, of China Resources.

References to “shareholders” of CHNR are to the members of China Natural Resources, Inc., a BVI corporation. “Members” under British Virgin Islands law are the equivalent of “shareholders” under the laws of the several states of the United States.

References to “Silver Moon” are to Silver Moon Technologies Limited, a company organized in the BVI and an 80%-owned subsidiary of CHNR. Silver Moon is currently inactive.

References to “Spin-Off” are to the January 22, 2014 Distribution to the Company’s shareholders of the outstanding shares of Feishang Anthracite, which operated the Company’s coal mining and related business prior to January 22, 2014.

References to “Sunwide” are to Sunwide Capital Limited, a company organized in the BVI and a wholly-owned subsidiary of CHNR. Sunwide is currently inactive.

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

ii

References to “Yunnan Mining” are to Yunnan Feishang Mining Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of Yangpu Shuanghu.

Forward-Looking Statements

This Annual Report contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements appear in a number of places in this Annual Report and include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, uncertainties associated with the Company’s reliance on third-party contractors, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3.D. of this Annual Report under the heading “Risk Factors.” With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

iii

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

No disclosure is required in response to this Item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure is required in response to this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

On February 3, 2006, we consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). The Acquisition was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of our outstanding common shares. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are stated in CNY and are derived from the audited consolidated financial statements of the Company for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, prepared and presented in accordance with IFRSs. Details of the Company’s acquisition of Feishang Mining are described elsewhere in this Annual Report.

Ernst & Young Hua Ming LLP, which has been engaged as our independent registered public accounting firm for the years ended December 31, 2015, 2016 and 2017, has issued unqualified auditor's reports on our consolidated statements of financial position as of December 31, 2015, 2016 and 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the years ended December 31, 2015, 2016 and 2017.

The selected financial information as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

The statements of profit or loss data for each of the years ended December 31, 2015, 2016 and 2017 and the statements of financial position data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included in Part III, Item 18, “Financial Statements” of this Annual Report. The statements of financial position data as of December 31, 2013, 2014 and 2015 and the statements of profit or loss data for the years ended December 31, 2013 and 2014 are derived from our audited consolidated financial statements that are not included in this Annual Report. Our historical results are not necessarily indicative of our results in any future period.

In accordance with IFRS 5, consolidated statements of profit or loss have been restated retrospectively for all periods presented due to the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of the Company’s wholly-owned subsidiary, Feishang Anthracite, which operated the Company’s coal mining and related business. The Spin-Off was completed on January 22, 2014. The coal mining and related operations are therefore presented as discontinued operations.

Moreover, consolidated statements of profit or loss have been restated retrospectively for the year ended December 31, 2013, 2014, 2015 and 2016 due to the disposal of Wuhu Feishang and Double Grow on March 3, 2017 and December 29, 2017, respectively. Wuhu Feishang and Double Grow were the primary contributors to the Group’s exploration and mining of non-ferrous metals segment and copper smelting segment, respectively, which represented a separate major line of business with separately identifiable operations and cash flows. Accordingly, the results of Wuhu Feishang and Double Grow are classified and separately reported as “discontinued operations” in the consolidated statements of profit or loss for the year ended December 31, 2017. The comparative amounts reported in the consolidated statements of profit or loss and related notes have been revised accordingly to reflect the reclassification between continuing operations and the discontinued operations. In addition, the gains recognized on the disposal of Wuhu Feishang and Double Grow are included in the results of the discontinued operations.

	Amounts in thousands, except share amounts and per share data
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2015	2016	2017
	CNY	CNY	CNY	CNY	CNY
	(Restated)	(Restated)	(Restated)	(Restated)
Consolidated Statements of Profit or Loss Data
Continuing operations
Revenue	—	—	—	—	—
Cost of sales	—	—	—	—	—
Gross profit	—	—	—	—	—

(Loss)/profit before income tax from continuing operations	(4,820)	11,290	(3,769)	(4,445)	(6,179)

Loss for the year from continuing operations attributable to:
Owners of the Company	(4,820)	6,280	(5,273)	(4,445)	(6,179)
Non-controlling interests	—	—	—	—	—
	(4,820)	6,280	(5,273)	(4,445)	(6,179)

Loss for the year from discontinued operations attributable to:
Owners of the Company	(330,584)	(49,428)	(36,176)	(18,591)	(23,817)
Non-controlling interests	(418)	(783)	—	—	—
	(331,002)	(50,211)	(36,176)	(18,591)	(23,817)

Loss attributable to:
Owners of the Company	(335,404)	(43,148)	(41,449)	(23,036)	(29,996)
Non-controlling interests	(418)	(783)	—	—	—
	(335,822)	(43,931)	(41,449)	(23,036)	(29,996)

Loss per share attributable to owners of the Company: Basic
For loss from continuing operations	(0.18)	0.27	(0.21)	(0.18)	(0.25)
For loss from discontinued operations	(13.28)	(2.00)	(1.45)	(0.74)	(0.95)
	(13.46)	(1.73)	(1.66)	(0.92)	(1.20)

Diluted
For loss from continuing operations	(0.18)	0.27	(0.21)	(0.18)	(0.25)
For loss from discontinued operations	(13.28)	(2.00)	(1.45)	(0.74)	(0.95)
	(13.46)	(1.73)	(1.66)	(0.92)	(1.20)

Weighted average number of shares outstanding
Basic	24,910,916	24,910,916	24,910,916	24,910,916	24,910,916
Diluted	24,910,916	24,910,916	24,910,916	24,910,916	24,910,916

	Amounts in thousands, except share amounts and per share data
	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2015	2016	2017
	CNY	CNY	CNY	CNY	CNY

Consolidated Statements of Financial Position Data
Total assets*	3,024,564	80,662	111,057	94,793	29,748
Current assets*	2,997,211	63,150	57,580	36,242	29,411
Current liabilities*	2,568,144	37,827	123,889	76,296	45,253
Total equity/ (deficiency in assets)	255,518	23,240	(17,799)	13,195	(15,505)
Non-controlling interests	93,523	—	—	—	—
Equity attributable to owners of the Company	161,995	23,240	(17,799)	13,195	(15,505)
Capital stock	312,081	312,081	312,081	312,081	312,081

———————

*

In December 2013, the assets and liabilities of the coal mining segment and related business were reclassified to held for distribution, only as at December 31, 2013, and not as at the other year ends in the table.

The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly-owned foreign enterprises and sino-foreign joint venture companies as reflected in its statutory financial statements are to be allocated to either (i) each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, or (ii) statutory reserve, as determined by the resolution of the Board of Directors annually. Prior to the Acquisition, the Board of Directors of Wuhu Feishang declared and paid dividends of CNY44.01 million (US$6.76 million) and CNY38.46 million (US$5.91 million) on February 28, 2005 and January 27, 2006, respectively. Wuhu Feishang declared dividends of CNY127.10 million (US$19.53 million) to its parent on April 27, 2012 which were paid in 2013. On June 28, 2013, Feishang Mining declared and paid dividends of HK$155.00 million (US$19.87 million) to the Company. On September 24, 2014, Wuhu Feishang declared dividends of CNY39.24 million (US$6.03 million) to its parent which were paid in 2015. On May 19, 2015, Feishang Mining declared and paid dividends of HK$39.50 million (US$5.06 million) to the Company.

Exchange Rates

The Company’s reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The following table provides information concerning the exchange rate of Renminbi for U.S. Dollars for each of the preceding five years, and for each month during the preceding six months. The rates of exchange for 2013 to 2014 are the rates quoted by Bloomberg L.P. The rates of exchange for 2015 are the rates quoted by www.oanda.com. The rates of exchange for 2016, 2017 and the preceding six months are the rates quoted by www.ofx.com. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China, the PRC’s central bank. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

The exchange rate on April 25, 2018 was US$1.00 = CNY6.3358.

The following table reflects the high and low exchange rates for each month during the previous six months:

MONTH	Oct-17	Nov-17	Dec-17	Jan-18	Feb-18	Mar-18

High	6.6564	6.6415	6.6221	6.5300	6.3503	6.3578
Low	6.5789	6.5822	6.5067	6.2901	6.2752	6.2874

The following table reflects the average exchange rate for each of the preceding five years, calculated by using the average of the exchange rates on the last day of each month during the period:

YEAR	2013	2014	2015	2016	2017

High	6.2445	6.2598	6.4917	6.9597	6.9610
Low	6.0543	6.0406	6.0933	6.4490	6.4642
Average for period	6.1417	6.1711	6.2436	6.6551	6.7404

B.

Capitalization and Indebtedness

No disclosure is required in response to this Item.

C.

Reasons for the Offer and Use of Proceeds

No disclosure is required in response to this Item.

D.

Risk Factors

Risks Relating to our Mine Exploration Activities in Inner Mongolia

The Wulatehouqi Moruogu Tong Mine (“Moruogu Tong Mine”) is in the exploration stage and we may not generate revenues for the foreseeable future.

We are in the exploration stage at the Moruogu Tong Mine located in the Inner Mongolia Autonomous Region of the PRC, and, at this stage, we cannot predict whether ore can be mined on a profitable basis. During the exploration stage, the mine incurs operating expenses but does not yet generate revenues for the Company. The Company intends to fund the mine exploration, construction and development through bank borrowings, funds received pursuant to the Cooperation Agreement (see below), and loans from a related party. While the results of preliminary prospecting suggest that the Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. In the event that further exploration and analysis does not confirm initial findings, continued activities in furtherance of revenue-producing mining operations at Moruogu Tong Mine will cease.

Under the present schedule, exploration works at Moruogu Tong Mine are expected to be completed by the end of 2018. Assuming that exploration activities warrant mining at Moruogu Tong Mine, a final appraisal will be delivered and filing made with the Land and Resources Department of Inner Mongolia Autonomous Region in early 2019. Thereafter, application for mining rights is scheduled for completion by the end of 2019; and, upon issuance of a mining permit, mine construction is expected to commence.

The Moruogu Tong Mine is currently being explored under an agreement which effectively reduces our share in any future profits from mineral extraction at the mine.

On August 20, 2017, Bayannaoer Mining entered into a mutual cooperation agreement (the “Cooperation Agreement”) with Bayannaoer Jijincheng Mining Co., Ltd. (“Jijincheng Mining”), an unrelated third party. The Cooperation Agreement is intended to provide for financial support for the operating expenses of Moruogu Tong Mine during the exploration stage, and the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration works conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain the subject of continuing discussion between the parties. There is no assurance that the details of the arrangement that have been left for continuing discussions will be resolved in a manner satisfactory to both parties.

Our estimates of the reserves contained in Moruogu Tong Mine are based upon protocols not generally recognized in the United States and the various assumptions underlying our estimates may be inaccurate.

The Moruogu Tong Mine is the subject of a geological survey prepared in conformity with procedures and protocols recognized in the PRC. These procedures and protocols are different from those generally recognized in the United States. In addition, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable, and the economic value of ore reserves may be adversely affected by price fluctuations in the metal market, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction. The exploration program at Moruogu Tong Mine has indicated the presence of a “mid-size” deposit of lead and silver ore and resources sufficient in quantity and quality to warrant further exploration designed to confirm and increase measured resources. If the assumptions upon which we conduct the reserve study prove to be inaccurate, we may reach incorrect conclusions as to the nature and extent of resources present at the Moruogu Tong Mine.

Volatility in the market prices of metals may adversely affect the results of our mining operations.

The market prices of lead, silver and other metals have experienced significant volatility in recent years. Market prices depend upon many factors outside of our control and include industry specific factors such as supply and demand, as well as factors such as local and world-wide general economic conditions. The uncertainties surrounding the market prices of metals and the costs of extraction may adversely affect our ability to operate on a profitable basis.

We will be subject to government regulations in various aspects of our exploration activities and our failure to comply with applicable government regulations could adversely affect us.

Bayannaoer Mining, our subsidiary that acquired exploration rights to Moruogu Tong Mine, is and will continue to be subject to regulations in various aspects of its operations by a variety of laws, rules and regulations administered by the national and local governments, including laws, rules and regulations relating to: exploration activities; environmental protection; the use and preservation of dangerous substances; employment practices; as well as land use laws and a variety of local business laws, customs and implementation rules. Our failure to comply with applicable laws, rules, regulations and customs could adversely affect our operations and subject us to fines and other penalties including suspension or termination of our business permits.

We do not have binding agreements with customers to purchase our future output of metals.

While we believe there is a robust market for lead, silver and other metals not only in China but also in other countries, we do not currently have any commitments from any customers to purchase our future output of metals.

Risks Relating to Our Financial Condition

We have incurred losses from operations for each of the preceding three fiscal years and there is no assurance that we will generate profits in the future.

For the three years ended December 31, 2015, 2016 and 2017, we incurred operating losses from continuing operations of CNY3.58 million (US$0.55 million), CNY4.52 million (US$0.69 million) and CNY6.20 million (US$0.95 million), respectively. Our operating losses mainly represented administrative expenses of corporate activities, such as legal and professional fees, rental and office expenses. Our profitability is dependent upon many factors, including our ability to fund our exploration and operating expenses, produce metal outputs, and sell our production outputs to third parties. Other factors, such as uncertainty over the demand and market price for lead, silver and other metals, are outside of our control. There is no assurance that we will be successful in our efforts to achieve profitability.

We do not currently generate revenues from operations; we will have to fund operating expenses until we are able to generate sufficient revenue to pay them.

We do not currently generate revenues from operations. We will continue to incur operating expenses prior to the commencement of revenue-producing activities, and we intend to fund those expenses from the proceeds of loans from our Related-Party Debtholders, payments pursuant to the Cooperation Agreement and bank borrowings. If we encounter delays prior to the commencement of revenue production in our mining operations, we will be required to fund operating expenses longer than expected. There is no assurance that we will be able to secure amounts sufficient to fund our operating expenses until such time as we are able to generate revenues sufficient to pay those expenses.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2017 was effective. However, we cannot assure you our management will not identify material weaknesses in the future during the Section 404(a) process or our independent public registered accounting firm will not identify material weaknesses during the Section 404(b) process if it was performed in the current year or in the future or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

The exclusion of Bayannaoer Mining from the scope of management’s assessment of the effectiveness of the Company’s internal control over financial reporting could delay weaknesses or deficiencies, if they exist, from being revealed.

The Company acquired Bayannaoer Mining in November 2017 and accounted for the acquisition as an acquisition of assets. The total assets as of December 31, 2017 and the loss for the year ended December 31, 2017 of Bayannaoer Mining accounted for 2.37% and 0.86% of the total assets and loss of CHNR, respectively. In accordance with SEC guidance, management’s assessment of the effectiveness of a company’s internal control over financial reporting may exclude from its scope any subsidiary that was a current year acquisition when it is not possible to conduct an assessment of the acquired business’s internal control over financial reporting in the period between the consummation date and the date of management’s assessment. Accordingly, management’s assessment of the effectiveness of the Company’s internal control over financial reporting excluded Bayannaoer Mining from its scope. Bayannaoer Mining is currently the Company’s sole operating segment. In light of the significance of Bayannaoer Mining to the Company, taken as a whole, the exclusion of Bayannaoer Mining from the scope of management’s assessment could delay weaknesses or deficiencies, if they exist, from being revealed.

Risks Relating to PRC Operations

Our current business operations are conducted in the PRC; our executive officers, directors and principal shareholder, our auditors and our bank accounts are located in the PRC; and many of our subsidiaries are organized and funded in the PRC. As we are subject to the laws, rules, regulations and customs of the PRC, investors should consider the following risk factors.

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

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth, and recent statistics have, indeed, suggested that China’s high annual economic growth will slow down. According to China National Bureau of Statistics released data, China's consumer price index (CPI) remained stable for 2017, rising 1.6 percent year on year — well below the government's 3.0 percent target. As CPI is the main gauge of inflation, the lower than targeted CPI increase reflects that inflation in China remains largely in check.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the BVI. As a result of our holding company structure, we rely primarily on dividend payments from our subsidiaries. However, PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits as certain reserve funds according to PRC accounting standards and regulations. The PRC government also imposes controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt in the future, the debt covenants may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive dividend from the operating companies due to contractual or other limitations on the payment of dividends, we may be unable to pay dividends on our common shares.

Governmental control of currency conversion may affect payment of our obligations and the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

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

The exchange rate of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. As most of our operating expenses are denominated in Renminbi, any significant revaluation of the Renminbi may materially and adversely affect our cash flows and financial condition. Conversely, if we convert our Renminbi into U.S. dollars, should we determine to pay dividends on our common shares or for other business purposes, appreciation of the Renminbi against the U.S. dollar could affect the amount of U.S. dollars we convert. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations resulting in a lower income, a charge to our income statement and a reduction in the value of these U.S. assets.

In 2017, the annual cumulative appreciation of the exchange rate of the Renminbi against the U.S. dollar was 6.31%. Since the beginning of 2018 to March 31, 2018, the exchange rate of the Renminbi against the U.S. dollar appreciated by 3.37%.

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

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected.

If our independent registered public accounting firm is denied, temporarily, the ability to practice before the SEC and we are unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting from the NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce has solicited comments from the public on this draft, and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

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

We are a BVI company, our officers and directors are non-residents of the United States, our assets are located in the PRC, and our operations are conducted in the PRC. We do not maintain a business presence in the United States. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the BVI or the PRC would enforce (a) judgments of United States courts against us, or our directors or officers based on the civil liability provisions of the securities laws of the Unites States or any state, or (b) in original actions brought in the BVI or the PRC, liabilities against us or any non-residents based upon the securities laws of the United States or any state.

Our status as a “foreign private issuer” results in less information being available about us than about domestic reporting companies.

We are a foreign private issuer and are not required to file as much information about us as domestic issuers are required to file. In this regard:

•

we are not required to file quarterly reports on Form 10-Q and our annual reports on Form 20-F are subject to disclosure requirement that differ from Form 10-K;

•

we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures;

•

the SEC proxy statement and information statement rules do not apply to us; and

•

our officers, directors and principal shareholder are not required to file reports detailing their beneficial ownership of our shares.

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

Mr. Li Feilie, beneficial owner of a majority of our outstanding common shares, beneficially owns approximately 59% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this Annual Report under Item 6.E. “Share Ownership.”

The rights of our shareholders are governed by BVI law, the provisions of which may not be as favorable to shareholders as under U.S. law.

Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association (unless such amendment varies the rights attached to shares) or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most jurisdictions in the United States. In addition, the directors of a BVI company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company’s business), if they determine it is in the best interests of the company. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices.

The elimination of monetary liability against our directors, officers and employees under our articles of association and the existence of indemnification of our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our articles of association contains provisions which eliminate the liability of our directors for monetary damages to us and to our stockholders to the maximum extent permitted under the corporate laws of the BVI. We may provide contractual indemnification obligations under agreements with our directors, officers and employees. These indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors, officers and employees for breach of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit us Company and our shareholders.

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

SAT issued an announcement in February 2015, i.e., the Notice of SAT on Several Issues Concerning the Corporate Income Tax on the Indirect Transfers of Properties by PRC Non-Residents or “Announcement 7,” which stipulates in greater detail how to evaluate the “reasonable commercial substance.”

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

From Inception Until 2006

China Resources was incorporated as Magenta Corp. on January 15, 1986, in the State of Nevada. China Resources had no operating business until control of it was acquired in December 1994, by the former shareholders of CHNR, who exchanged all of the issued and outstanding shares of capital stock of CHNR for 108,000 shares of China Resources' common stock. As a result of the acquisition, the former shareholders of CHNR acquired 90% of the then issued and outstanding shares of common stock of China Resources, and CHNR became a wholly-owned subsidiary of China Resources. CHNR was incorporated in the BVI on December 14, 1993.

On December 9, 2004, China Resources merged with and into CHNR (the “Redomicile Merger”). The Redomicile Merger was consummated through an exchange of shares of China Resources for shares of CHNR on a one-for-one basis. As a result of the Redomicile Merger, the Company became domiciled in the BVI and CHNR succeeded to the rights and obligations of China Resources under its existing agreements and relationships. Prior to the Redomicile Merger, the Company’s common shares were traded on the NASDAQ Capital Market under the symbol “CHRB.” Following the Redomicile Merger, the trading symbol was changed to “CHNR.”

Until 2006, the Company has sought, acquired and operated various business opportunities that management believed could be operated profitably. From 2003 until 2006, the Company operated an advertising, promotion and public relations business, which was disposed of in July 2006.

Reverse Acquisition of Feishang Mining

On February 3, 2006, the Company consummated the Acquisition of all of the issued and outstanding capital stock of Feishang Mining. Feishang Mining beneficially owns 100% of the capital stock of Wuhu Feishang, a company established under the laws of the PRC, which is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. We acquired the capital stock of Feishang Mining from Feishang Group, a BVI company. Feishang Group is ultimately controlled by its sole beneficial owner, Mr. Li Feilie, our former Chief Executive Officer and Chairman. In consideration for our receipt of the shares of Feishang Mining, the Company issued 9,980,593 of its common shares to Feishang Group, representing approximately 86.4% of the Company’s then issued and outstanding common shares (after giving effect to the exchange of 320,000 outstanding preferred shares for 320,000 common shares), and issued to Feishang Group warrants (the “Warrants”) to purchase an additional 4,500,000 common shares. Ching Lung Po, director, Chief Executive Officer and Chairman of the Company resigned at the closing of the Acquisition, and Mr. Li Feilie, Chairman of Feishang Mining, was appointed as director, Chief Executive Officer and Chairman of the Company. The Company’s other directors and executive officers were not changed as a result of the Acquisition.

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

Non-ferrous Metal Exploration and Mining; Coal Mining and Production; Copper Smelting; and Other Activities

At various times during the period from February 2006 through December 2017, we:

•

Owned and operated a copper smelting plant located in Western Bolivia. We conducted our copper smelting operations through Double Grow and its direct and indirect subsidiaries, including Antay Pacha. On December 29, 2017, we sold our interest in Double Grow and its subsidiaries to an unrelated third party (see “DISCONTINUED SEGMENT – Copper Smelting Operations,” below).

•

Engaged in the exploration, mineral extraction, processing and sales of iron, zinc and other non-ferrous metals extracted or produced at mines primarily located in Anhui Province in the PRC, as well as our operation of related businesses. On December 27, 2015, we temporarily suspended our metals mining operations due to the low market price for non-ferrous metals and because we had substantially depleted minable ore at Yangchong Mine, our sole operating mine. In March 2016, we engaged a geological firm to conduct geological surveys to determine the viability of further mining at or near Yangchong Mine. We sold our non-ferrous mining operations to an unrelated third party in March 2017 after concluding that market prices for non-ferrous metals, and the related costs of extraction and processing, did not warrant continued operations at Yangchong Mine (see “DISCONTINUED SEGMENT – Exploration and Mining of Non-ferrous Metals,” below).

•

Engaged in the mining and production of anthracite coal at mines located in Guizhou Province in the PRC. We conducted these activities through our indirect wholly-owned subsidiary, Feishang Anthracite. We disposed of our coal mining and related businesses in connection with the January 2014 Spin-Off and listing on the Main Board of the Hong Kong Stock Exchange of the shares of Feishang Anthracite (see “DISCONTINUED SEGMENT - Coal-Mining and Related Businesses,” below).

•

Engaged in copper smelting operations through our subsidiary Mark Faith Technology Development Limited in Inner Mongolia. We sold our copper smelting operations to an unrelated third party in September 2009.

Exploration Activities in Inner Mongolia

The Board of Directors has determined to focus the Company’s resources on metals explorations and mining activities and other business operations in the PRC. Following our disposition of Double Grow in December 2017, our operations consist of the exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC. In November 2017, we acquired all of the issued and outstanding capital stock of Bayannaoer Mining for a purchase price of CNY716,900 (US$110,179); and thereby acquired its right to explore for minerals at Moruogu Tong Mine (see “BUSINESS SEGMENT – Metal Exploration Activities in Inner Mongolia,” below). Bayannaoer Mining holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. The exploration program has indicated the presence of a “mid-size” deposit of lead and silver ore and resources sufficient in quantity and quality to warrant further exploration, which is designed to confirm and increase measured resources, and identify other minable metal resources such as copper. We anticipate that our working capital and capital expenditures for our exploration activities will be funded through internally generated cash in prior years, non-interest bearing loans from related parties, and funds provided pursuant to the Cooperation Agreement.

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

B.

Business Overview

BUSINESS SEGMENT – Metal Exploration Activities in Inner Mongolia

Acquisition of Bayannaoer Mining

On November 30, 2017, CHNR’s subsidiary Yangpu Shuanghu entered into separate agreements with Feishang Enterprise and Shenzhen Chaopeng Investment Co., Ltd. (“Shenzhen Chaopeng”), each of which is a related party. Pursuant to the agreement with Feishang Enterprise (the “Feishang Enterprise Agreement”), the Company consummated its acquisition of approximately 98.32% of the issued and outstanding capital shares of Bayannaoer Mining. Pursuant to the agreement with Shenzhen Chaopeng (together with the Feishang Enterprise Agreement, the “Acquisition Agreements”), the Company consummated its acquisition of approximately 1.68% of the issued and outstanding capital shares of Bayannaoer Mining. The Acquisition Agreements are identical to each other except as to the name of seller, the amount of consideration and similar information.

The purchase price for all of the issued and outstanding capital shares of Bayannaoer Mining (the “BM Acquired Shares”) is CNY716,900 (US$110,179), which is approximately equal to the net asset value of Bayannaoer Mining as of September 30, 2017. The purchase price was paid by delivery to Feishang Enterprise and Shenzhen Chaopeng of Yangpu Shuanghu’s several promissory notes (the “Notes”) in the aggregate amount of CNY716,900 (US$110,179). The Notes are payable, without interest, on May 30, 2018, and was paid in December 2017.

The Acquisition Agreements contain customary representations, warranties and covenants covering such matters as ownership of the BM Acquired Shares by the sellers free and clear of all liens, charges and encumbrances and due authorization, execution and enforceability of the Acquisition Agreements, as well as covering the historical operations of Bayannaoer Mining, including without limitation, its organization, capitalization, financial condition, tax payments and compliance with applicable laws, rules and regulations. The Acquisition Agreements also contain indemnification provisions in favor of the Company in the event of breaches of the sellers’ representations, warranties and covenants.

Bayannaoer Mining holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. Based upon preliminary geologic surveys, it is believed that Moruogu Tong Mine contains minable amounts of lead and silver resources, with the prospect that further surveying and exploration may indicate the presence of other minable ore such as copper.

Feishang Enterprise and Shenzhen Chaopeng are each beneficially owned by Mr. Li Feilie, the principal beneficial owner of the Company, and members of his family. Mr. Li is also the former Chief Executive Officer and Chairman of the Company and currently serves as an executive officer and director of certain subsidiaries of the Company. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and holds a substantial amount of Company debt (see Item 7.B. “MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactons,” below). Wong Wah On Edward, the Chief Executive Officer and Chairman of the Company, and Bonaventure Yue, the Company’s Chief Financial Officer and a Director, are each also executive officers of Feishang Enterprise and/or certain of its affiliates.

The foregoing description of the Acquisition Agreements is only a summary and is qualified in its entirety by reference to the Acquisition Agreements, copies of which have been translated into English and incorporated by reference as Exhibits 4.20 and 4.21, respectively, to this Annual Report.

Lead and Silver Industry and Market

Lead (chemical element symbol Pb) is a supple and ductile heavy metal that is denser than most common materials. In its pure state, lead is bluish-white; it tarnishes to a dull gray color when exposed to air. It is extensively used in construction, plumbing, batteries, bullets and shot, weights, solders, pewters, fusible alloys, white paints, leaded gasoline, and radiation shielding. Lead's properties of high density, low melting point, ductility and relative inertness to oxidation allow it to be used in a wide range of applications, of which uses in lead-acid batteries are by far the most prevalent. The reactions in the battery between lead, lead dioxide, and sulfuric acid provide a reliable source of voltage. Despite having lower energy density and charge-discharge efficiency than lithium-ion batteries, lead-acid batteries have stable electromotive force when discharging and steady working voltage, while being significantly cheaper. These properties and their ability to supply high surge currents and operate under a wide range of temperatures make them by far irreplaceable in the automobile industry.

Lead is an internationally traded commodity, the price of which is effectively established on commodity markets throughout the world. Lead price has seen increases in recent years due to the recovery of global economy. In 2017, lead was in short supply globally, and the situation for China was especially so in recent years. This means China has been reliant on import of lead ores. During 2017, lead price was highly volatile with an initial sharp drop followed by a large increase and reached an annual high of CNY21,430 (US$3,294) per tonne in October 2017. The closing price at the end of 2017 was CNY19,170 (US$2,946) per tonne, representing an increase of approximately 10% compared with the beginning of the year.

The following table shows the world refined production and world refined usage of lead over the past five years:

	2013	2014	2015	2016	2017

World refined production (in thousand tonnes)	10,785	11,139	10,310	10,832	11,678
World refined usage (in thousand tonnes)	10,817	11,127	10,244	10,828	11,857
China’s refined production (in thousand tonnes)	4,780	4,946	4,068	4,483	5,028
China’s refined usage (in thousand tonnes)	4,757	4,951	4,076	4,447	5,144
LME average price (US$/ tonne)	2,215	1,857	1,783	2,015	2,531
SHFE average price (CNY/ tonne)	14,300	12,375	13,145	17,555	19,160

———————

Source: ILZSG, LME, SHFE, Wind Economic Database.

Silver (chemical element symbol Ag) is a soft, ductile, and malleable metal with the highest electrical conductivity, thermal conductivity and reflectivity of any metal. It has a brilliant white metallic luster that can take a high polish and has similar physical and chemical properties with copper and gold. Most silver is produced as a byproduct during refining of copper, gold, lead, or zinc. Despite being more abundant than gold, silver has long been valued as a precious metal and used in currency and as an investment medium (bullion coins) alongside gold. It is also used in jewelry, silverware, medicine, electronics, brazing alloys, chemical equipment, catalysis, and photography, etc.

Silver is an internationally traded commodity, the price of which is effectively established on commodity markets throughout the world. Silver was in short supply for four consecutive years since 2013, but the gap narrowed down and transformed into a small surplus in 2017. Silver prices have been declining since 2011 but had a slight rebound in 2016. In 2017, silver price remained volatile at relatively low levels. It reached an annual high of CNY4,337 (US$667) per kg in April 2017 before it started to decline.

The following table shows the world refined production and world refined usage of silver over the past five years:

	2013	2014	2015	2016	2017

World production from mines (in tonnes)	25,695	27,112	27,406	26,147	25,043
World total production (in tonnes)	30,724	32,680	32,338	31,324	31,103
World total demand (in tonnes)	35,016	34,783	35,815	31,968	30,360
COMEX average price (US$/ oz)	19.4	15.6	13.8	16.0	17.1
SHFE average price (CNY/ kg)	4,136	3,524	3,294	4,102	3,885

———————

Source: COMEX, SHFE, Wind Economic Database.

Metal Exploration Activities

Overview of Bayannaoer Mining

Bayannaoer Mining was established in 2005 to engage in mineral exploration activities in Bayannaoer City, located in the Inner Mongolia Autonomous Region of the PRC. The registered capital of Bayannaoer Mining is CNY59.48 million (US$9.14 million), approximately 98.32% of which was contributed by Feishang Enterprise and approximately 1.68% by Shenzhen Chaopeng.

In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of Inner Mongolia Autonomous Region. Following completion of preliminary exploration activities and evaluation, management determined to retain exploration rights solely to Moruogu Tong Mine; and, to date, has received a series of license renewals. Total exploration expenses (other than non-current assets and administrative expense) incurred to date amount to approximately CNY35.30 million (US$5.43 million). The current exploration permit for Moruogu Tong Mine runs from September 14, 2017 to September 13, 2019 and covers a site area of 10.43 square kilometers.

The Moruogu Tong Mine is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. In 2006, Bayannaoer Mining engaged the Land and Resources Exploration and Development Institute of Inner Mongolia to carry out prospecting, including geophysical and drilling works; and, to date, has incurred exploration expenses of approximately CNY16.50 million (US$2.54 million), which were paid from internal funds. To date, the exploration program at Moruogu Tong Mine primarily involved the completion of mine geological surveying and mapping at 1:2000 covering an area of 2.73 square kilometers, which included trenching exploration works totaling 982.94 cubic meters in 9 trenches and 61 drill holes for a total of 16,694.65 meters. 1,160 different samples, including basic analysis samples, chemical analysis samples, spectra samples and aqueous analysis samples, etc., were collected during the exploration program.

The exploration program has indicated the presence of a “mid-size” deposit of lead and silver ore and resources sufficient in quantity and quality to warrant further exploration designed to confirm and increase measured resources, with the prospect of identifying other minable metal resources such as copper. Further exploration is underway and it is anticipated that exploration works will be completed by the end of 2018; and that a final appraisal will be delivered, and filing made with the Land and Resources Department of Inner Mongolia Autonomous Region, in early 2019. Thereafter, application for mining rights is scheduled for completion by the end of 2019; and, upon issuance of a mining permit, mine construction is expected to commence.

The future budgeted amount for the exploration project, including drilling expenses, site construction costs, grassland compensation fees and simple infrastructure construction costs, is anticipated to be approximately CNY11.40 million (US$1.75 million). This project is expected to be financed by bank borrowings, funds received pursuant to the Cooperation Agreement, and loans from a related party. While the results of preliminary prospecting suggest that the Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, the Company cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. It is possible that further exploration and analysis will not confirm initial findings and that continued activities in furtherance of mining operations will cease.

Mutual Cooperation Agreement

On August 20, 2017, Bayannaoer Mining entered into the Cooperation Agreement with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support by Jijincheng Mining for the operating expenses of Moruogu Tong Mine during the exploration stage, and the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration works conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain the subject of continuing discussion between the parties. In 2017, the cooperative exploration project completed six drill holes for a total of 2,321.9 meters, where 100 samples were collected and total exploration expenses paid by Jijincheng Mining amounted to approximately CNY1.70 million (US$261,269).

The foregoing description of the Cooperation Agreement is only a summary and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which has been translated into English and incorporated by reference as Exhibit 4.25 to this Annual Report.

Geography

The following diagram shows the geography of Bayannaoer Mining’s exploration site and its surrounding areas:

The Moruogu Tong Mine of Bayannaoer Mining is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. The mine is approximately 45 kilometers to Chaogewenduer Town and 40 kilometers to Qingshan Town. The Qingxian Road passes through the southern part of the mine and transportation is very convenient. Connectivity to water, electric and other necessary services will be addressed at the time of mine construction and development. The current exploration permit for Moruogu Tong Mine runs from September 14, 2017 to September 13, 2019 and covers a site area of 10.43 square kilometers.

Government Regulation of Mineral Exploration Activities

Under the “Mineral Resources Law,” all mineral resources in the PRC are owned by the State. Exploration and mining rights are granted by the State permitting recipients to conduct exploration or mining activities in a specific mining area during the specified license period. Although Bayannaoer Mining believes its exploration licenses will continue to be renewed, as necessary, there can be no assurance that such will be the case or that Bayannaoer Mining will be able to obtain a mining license in the future and exploit the entire mineral resources of its mines during its license period. If Bayannaoer Mining fails to renew its exploration rights upon expiry or if it cannot obtain a mining license and effectively utilize the resources within the license period, the operation and performance of Bayannaoer Mining may be adversely affected.

Bayannaoer Mining’s exploration permit entitles it to undertake exploration activities in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Bayannaoer Mining is required to complete a prospecting report and a final appraisal and file with the relevant government authority before it can apply for mining rights and proceed to mine construction. A mining rights permit entitles the holder to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Holders are required to submit a mining proposal and feasibility studies to the relevant government authority. Entities seeking mining rights are also obligated to pay natural resources fees and resources compensation fees in relation to sales of metal concentrates.

The State Administration for Environmental Protection is responsible for the supervision of environmental protection in, the implementation of national standards for environmental quality and discharge of pollutants for, and the supervision of the environmental management system of the PRC. Environmental protection bureaus at the county level or above are responsible for environmental protection within their jurisdictions.

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

The “Environmental Protection Law” requires all operations that may cause pollution or produce other hazards to take environmental protection measures and to establish an environmental protection responsibility system. Such system includes the adoption of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Entities discharging pollutants must report to and register with the relevant environmental protection authorities.

If an enterprise fails to report or register the environmental pollution caused by it, it is subject to receiving a warning or penalty. Enterprises which fail to restore the environment or remedy the effects of the pollution within the prescribed time are also subject to penalty or termination of their business licenses. Enterprises which have polluted and endangered the environment are responsible for remedying the danger and effects of the pollution, as well as for the payment of compensation for any losses or damages suffered as a result of such environmental pollution. A material violation of the Environmental Protection Law that causes a material loss to public and private belongings or personal injuries or death may result in criminal liabilities.

Management believes that Bayannaoer Mining is in material compliance with all applicable environmental protection requirements of the State.

NON-BUSINESS SEGMENT – Corporate Activities

Operating Subsidiaries

Feishang Management

Feishang Management was incorporated in the PRC in October 2008. It is a wholly-owned subsidiary of Yunnan Mining and is engaged in the provision of management and consulting services to the other companies in the Group.

Funded Subsidiaries

The following subsidiaries have been funded and are poised to participate in future opportunities, should they arise:

China Coal

China Coal was incorporated in Hong Kong in January 2008. It is a wholly-owned subsidiary of CHNR.

Feishang Dayun

Feishang Dayun was incorporated in Hong Kong in June 2008. It is a wholly-owned subsidiary of Pineboom.

Feishang Mining

Feishang Mining was incorporated in the BVI in September 2004. It is a wholly-owned subsidiary of CHNR.

Feishang Yongfu

Feishang Yongfu was incorporated in Hong Kong in June 2008. It is a wholly-owned subsidiary of Newhold.

Newhold

Newhold was incorporated in the BVI in July 2008. It is a wholly-owned subsidiary of CHNR.

Pineboom

Pineboom was incorporated in the BVI in May 2008. It is a wholly-owned subsidiary of CHNR.

Yangpu Lianzhong

Yangpu Lianzhong was incorporated in the PRC in January 2008. It is a wholly-owned subsidiary of China Coal.

Yangpu Shuanghu

Yangpu Shuanghu was incorporated in the PRC in May 2004. It is a wholly-owned subsidiary of Feishang Yongfu.

Yunnan Mining

Yunnan Mining was incorporated in the PRC in June 2007. It is a wholly-owned subsidiary of Yangpu Shuanghu.

Dormant Subsidiaries

The following subsidiaries are currently dormant:

FMH Services

FMH Services is a Florida company incorporated in November 2007 in connection with a proposed transaction that was not consummated. FMH Services, which is wholly-owned by CHNR, is currently dormant.

Silver Moon

Silver Moon is a BVI company incorporated in March 2000. Silver Moon, which is 80%-owned by CHNR, is currently dormant.

Sunwide

Sunwide was incorporated in the BVI in January 2001. Sunwide is a wholly-owned subsidiary of CHNR and is currently dormant.

DISCONTINUED SEGMENT – Exploration and Mining of Non-ferrous Metals

Metals mining operations included the exploration for, and extraction, production and sale of, non-ferrous metals. Our metal mining operations were conducted by Wuhu Feishang, a PRC company that was wholly-owned by Feishang Mining. Wuhu Feishang is principally engaged in the mining of zinc, iron, and other minerals and non-ferrous metals, and their sale in the PRC.

On February 24, 2017, Feishang Mining together with Wuhu City Feishang Industrial Development Co., Ltd. (“Wuhu Industrial”), as nominee for Feishang Mining (collectively “WH Sellers”), entered into an agreement (the “WH Purchase Agreement”) with Mr. Shen Yandi, an unrelated individual (“WH Purchaser”), pursuant to which WH Sellers sold and WH Purchaser purchased, all of WH Sellers’ right, title and interest in and to the outstanding capital stock (the “WH Equity Interests”) of Wuhu Feishang.

The CNY1.00 million (US$0.15 million) purchase price for the WH Equity Interests was delivered to WH Sellers, and WH Sellers delivered the WH Equity Interests to WH Purchaser, at a closing held on March 3, 2017, following receipt of regulatory approval for transfer of the WH Equity Interests to WH Purchaser. Pursuant to the WH Purchase Agreement:

•

Wuhu Feishang remains responsible for all of its liabilities and financial obligations other than those expressly undertaken by WH Sellers.

•

WH Sellers established a joint bank account and WH Purchaser contributed CNY3.00 million (US$0.46 million) into the account as an earnest money deposit. The account will also include funds to be deposited by Wuhu Feishang to fund certain of Wuhu Feishang’s on-going financial obligations under the WH Purchase Agreement. The funds in the account will be disbursed with the approval of WH Sellers, upon the attainment of milestones and in the manner described in the WH Purchase Agreement.

•

The parties allocated responsibility for certain on-going negotiations and settlements with employees and various townspeople affected by Wuhu Feishang’s mining operations; as well as for certain on-going litigation.

•

WH Purchaser and Wuhu Feishang are prohibited from using the name “Feishang” in their operations.

•

A schedule of penalties is established to compensate a party for the other party’s breach of the terms of the WH Purchase Agreement. In some cases, penalties are in addition to indemnification and/or performance obligations of a breaching party.

The foregoing description of the WH Purchase Agreement is only a summary and is qualified in its entirety by reference to the WH Purchase Agreement, a copy of which has been translated into English and incorporated by reference as Exhibit 4.14 to this Annual Report.

DISCONTINUED SEGMENT – Copper Smelting Operations

On December 23, 2016, the Company entered into an agreement with Feishang Hesheng, a related party, and completed the acquisition of all of the issued and outstanding capital stock of Double Grow (the “DG Acquired Shares”), its direct and indirect subsidiaries Easy Gain and Full Profit, each of which is organized under the laws of the BVI, and their operating subsidiary, Antay Pacha. Antay Pacha principally engages in copper smelting and the production of copper cathodes for sales to customers located primarily in Bolivia, Germany and the PRC.

The US$1,541,129 purchase price for the DG Acquired Shares includes the assumption of US$1,441,129 of indebtedness owed by Double Grow to Feishang Hesheng (the “Loan”). The Company paid the purchase price by delivery of its check in favor of Feishang Hesheng in the amount of US$100,000 and is required under the agreement to assume Double Grow’s obligation to repay the Loan. In consideration of the Company’s assumption of the Loan, Feishang Hesheng delivered its Deed of Assignment of the Loan in favor of the Company.

Feishang Hesheng is beneficially owned by Mr. Li Feilie, the principal beneficial owner of the Company, and members of his family. Mr. Li is also the former Chief Executive Officer and Chairman of the Company. Mr. Wong Wah On Edward, currently the Chief Executive Officer and Chairman of the Company, is also the Company Secretary of Feishang Hesheng.

On December 23, 2016, Feishang Hesheng waived payment of a CNY55,558,000 (US$8,000,000) indebtedness owed to it by Double Grow.

On December 29, 2017, the Company and Double Grow entered into an agreement (the “DG Purchase Agreement”) with Shanghai Kangzheng Investment Management Co., Ltd. (“DG Purchaser”), an unrelated third party, pursuant to which the Company sold all of the Company’s right, title and interest in and to the outstanding capital stock (the “DG Equity Interests”) of Double Grow and its subsidiaries to the DG Purchaser.

The DG Purchase Agreement provides that the purchase price for the DG Equity Interests is US$2,641,129 (the “Purchase Price”), including the payment of US$1,441,129 in indebtedness of Double Grow to the Company. The Purchase Price was paid (a) US$1,200,000 in cash, delivered in December 2017, and (b) US$1,441,129 by the DG Purchaser’s delivery of its promissory note payable, without interest, on January 28, 2018 (the “Note”). At the time the DG Purchase Agreement was signed, the parties also executed a Deed of Assignment of Loan (the “Deed of Assignment”) pursuant to which the Company assigned to the DG Purchaser its right to receive repayment of the US$1,441,129 loan from Double Grow.

The Board of Directors authorized the DG Purchase Agreement following its determination to focus its resources on metals mining and other business operations in the PRC. Following disposition of the DG Equity Interests in Double Grow, CHNR’s operations consist of the exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC (see below).

The foregoing description of the DG Purchase Agreement is only a summary and is qualified in its entirety by reference to the DG Purchase Agreement, a copy of which has been translated into English and incorporated by reference as Exhibit 4.22 to this Annual Report.

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

C.

Organizational Structure

CHNR is a holding company directly or indirectly owning the following subsidiaries, to the extent indicated (as of April 25, 2018):

			CHNR (BVI)

100%	100%	80%	100%	100%	100%	100%
FMH Services (Florida, US)	Feishang Mining (BVI)	Silver Moon (BVI)	China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)

			100%		100%	100%
			Yangpu Lianzhong (PRC)		Feishang Yongfu (HK)	Feishang Dayun (HK)

					100%
					Yangpu Shuanghu (PRC)

				100%	100%
				Bayannaoer Mining (PRC)	Yunnan Mining (PRC)

					100%
					Feishang Management (PRC)

See Item 4.B. above and Exhibit 8 for descriptions of the Company’s subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Shenzhen (Guangdong Province) and Bayannaoer City (Inner Mongolia Autonomous Region in the PRC. On September 1, 2013, the Company signed an office sharing agreement with Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain Directors of CHNR. Pursuant to the agreement, the Company shared 119 square meters out of the total of 368 square meters of the office premises. On April 1, 2017, the Company signed an office sharing agreement with Anka which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.  For the years ended December 31, 2015, 2016 and 2017, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY560,000 (US$86,065), CNY631,000 (US$96,977) and CNY949,000 (US$145,850), respectively.

The offices and exploration site of Bayannaoer Mining are located in Bayannaoer City, Inner Mongolia Autonomous Region in the PRC. The property, plant and equipment of Bayannaoer Mining mainly includes vehicles, office equipment and furniture, with a total net value of approximately CNY0.33 million (US$0.05 million). On May 11, 2016 and May 11, 2017, Bayannaoer Mining signed annual lease agreements with private individuals pursuant to which Bayannaoer Mining leases office premises located at 10/F, Huaao Building, Shengli North Road in Bayannaoer City. The office covers an area of 274 square meters and annual rent was CNY82,200 (US$12,633) in each of 2016 and 2017. The exploration site is located in Northwestern Qingshan Town, Wulatehouqi in Bayannaoer City and covers an area of approximately 10.43 square kilometers.  As is typical in the PRC, the PRC government owns all of the land on which the exploration activities are carried out. Bayannaoer Mining assumed the rights to use the land when it obtained the exploration right from the Land and Resources Department of Inner Mongolia Autonomous Region in 2005.

For the years ended December 31, 2015, 2016, and 2017, the Company incurred capital expenditures (excluding fees for renewal of mining rights) of CNY10.63 million (US$1.63 million), CNY4.95 million (US$0.76 million) and CNY4.21 million (US$0.65 million), respectively.

See Item 5.F. for the Company’s material commitments for capital expenditures.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intentions, beliefs and current expectations of Company management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, uncertainties concerning the viability of mining at the Company’s Moruogu Tong Mine in Inner Mongolia, uncertainties regarding the estimates of reserves contained in Moruogu Tong Mine in Inner Mongolia, uncertainties associated with volatility in the market price of lead, silver and other metals, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3.D. of this Annual Report under the heading, “Risk Factors.” With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes its assumptions or bases are reasonable and have formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2015, 2016 and 2017 included elsewhere herein. The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

On December 23, 2016, CHNR acquired all of the issued and outstanding capital stock of Double Grow, its direct and indirect subsidiaries Easy Gain and Full Profit, and their operating subsidiary, Antay Pacha. Antay Pacha proposed to principally engage in the smelting of copper ore and production of copper cathodes for sale in markets including China, Germany and Bolivia.  On December 29, 2017, CHNR disposed all of the issued and outstanding capital stock of Double Grow and its subsidiaries and ceased its copper smelting business in Bolivia.

On March 3, 2017, Feishang Mining disposed of its entire interest in Wuhu Feishang to Mr. Shen Yandi, an unrelated individual, for a consideration of CNY1.00 million (US$0.15 million), after concluding that current market prices for non-ferrous metals, and the related costs of extraction and processing, did not permit us to engage in profitable mining operations. As a result of the disposition of Wuhu Feishang, the Company no longer engages in the acquisition and exploitation of mining rights covering iron, zinc and other non-ferrous metals.

On November 30, 2017, CHNR acquired all of the issued and outstanding capital stock of Bayannaoer Mining, a PRC company established in 2005 to engage in mineral exploration activities in Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. Bayannaoer Mining currently holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. Based upon preliminary geologic surveys, it is believed that Moruogu Tong Mine contains minable amounts of lead and silver resources, with the prospect that further surveying and exploration may indicate the presence of other minable ore such as copper.

The Board of Directors has determined to focus the Company’s resources on metals explorations and mining activities and other business operations in the PRC. Following disposition of the DG Equity Interests in Double Grow, our operations consist of the exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC.

As both Wuhu Feishang and Antay Pacha were disposed of during 2017, and the recently acquired Bayannaoer Mining is still in the exploration stage, the Group did not generate any revenue during the years. The following discussion reflects only the continuing operations of the Company:

Administrative Expenses

2017 vs 2016

Administrative expenses are mainly comprised of salaries and staff welfare expenses, depreciation expenses, travel and entertainment expenses, legal and professional fees, rental expenses, and office expenses.

Administrative expenses increased by CNY1.68 million (US$0.26 million), or 37.17% to CNY6.20 million (US$0.95 million) in 2017 from CNY4.52 million (US$0.69 million) in 2016. The increase in administrative expenses was primarily caused by the increase in audit fee and an increase of travelling expenses in relation to the management of Antay Pacha in 2017 prior to its disposition on December 29, 2017.

2016 vs 2015

Administrative expenses increased by CNY0.94 million (US$0.14 million), or 26.26% to CNY4.52 million (US$0.69 million) in 2016 from CNY3.58 million (US$0.55 million) in 2015. The increase in administrative expenses was primarily caused by the increase in audit fee, and legal and professional fee in relation to the acquisition of Antay Pacha in 2016.

Discontinued Operations

Discontinued operations for the year ended December 31, 2017 arose from the disposal of 100% Wuhu Feishang and Double Grow (and its subsidiaries) in 2017.

2017 vs 2016

Administrative expenses decreased by CNY3.54 million (US$0.54 million) or 33.71% to CNY6.96 million (US$1.07 million) in 2017 from CNY10.50 million (US$1.61 million) in 2016. The decrease was primarily due to the inclusion of only three months’ administrative expenses of Wuhu Feishang, amounting to CNY0.99 million (US$0.15 million), in 2017 as compared with the inclusion of 12 months’ administrative expenses, amounting to CNY6.59 million (US$1.01 million), in 2016, as Wuhu Feishang was disposed of on March 3, 2017. The decrease was partly offset by the increase in administrative expenses of Antay Pacha, amounting to CNY2.10 million (US$0.32 million), caused by the expansion of Antay Pacha’s operations.

Losses arising from the temporary suspension of production of Wuhu Feishang decreased by CNY3.43 million (US$0.53 million) or 84.28% to CNY0.64 million (US$0.10 million) in 2017 from CNY4.07 million (US$0.63 million) in 2016. The decrease was due to the inclusion of only three months’ temporary suspension costs of Wuhu Feishang, amounting to CNY0.99 million (US$0.15 million), in 2017 as compared with the inclusion of 12 months’ temporary suspension costs, amounting to CNY6.59 million (US$1.01 million), in 2016. If compared on a pro rata basis, there is no material fluctuation between the two periods.

Reversal of write-down of inventories to net realizable value decreased by CNY1.74 million (US$0.27 million) or 100% to nil in 2017 from CNY1.74 million (US$0.27 million) in 2016. The reversal of write-down of inventories was due to the recovery of the selling price of iron concentrates during 2016.

Other operating income (expenses) increased by CNY3.24 million (US$0.50 million) or 101.89% to income of CNY0.06 million (US$0.01 million) in 2017 from expenses of CNY3.18 million (US$0.49 million) in 2016. Other operating expenses in 2016 mainly represented equipment testing and fine-tuning expenses incurred in anticipation of the trial run and commercial production of Antay Pacha.

In addition, we recorded a CNY12.34 million (US$1.90 million) gain on the disposal of Wuhu Feishang and a CNY27.91 million (US$4.29 million) loss on the disposal of Double Grow in 2017, respectively.

2016 vs 2015

Sales were nil for the year ended December 31, 2016, as compared to CNY18.34 million (US$2.82 million) for the year ended December 31, 2015. The decrease was due to the temporary suspension of production of Wuhu Feishang since December 2015, and the fact that the trial run of Antay Pacha had not yet begun.

Gross loss for the year ended December 31, 2015 was CNY13.59 million (US$2.09 million) with a gross loss margin of 74.10%, as compared to nil in 2016. The gross loss was mainly due to depressed selling prices of iron concentrates in 2015.

Administrative expenses decreased by CNY6.09 million (US$0.94 million) or 36.71% to CNY10.50 million (US$1.61 million) in 2016 from CNY16.59 million (US$2.55 million) in 2015. The drop was primarily due to the decrease in termination benefits arising from the temporary suspension of operations at Wuhu Feishang, and the decrease in salaries and staff welfare expenses caused by the decrease in the headcount of administrative staff of Wuhu Feishang.

Losses arising from temporary suspension of production increased by CNY3.24 million (US$0.50 million) or 390.36% to CNY4.07 million (US$0.63 million) in 2016 from CNY0.83 million (US$0.13 million) in 2015. The increase occurred because only one months’ temporary suspension costs of Wuhu Feishang were included in 2015, whereas 12 months’ temporary suspension costs were included in 2016, as the temporary suspension started in December 2015.

Impairment loss on property, plant and equipment decreased by CNY7.54 million (US$1.16 million) or 100% to nil in 2016 from CNY7.54 million (US$1.16 million) in 2015. The impairment was made for 2015 in connection with the price decline of iron concentrates in the period.

Reversal of write-down of inventories to net realizable value decreased by CNY3.73 million (US$0.57 million) or 68.19% to CNY1.74 million (US$0.27 million) in 2016 from CNY5.47 million (US$0.84 million) in 2015. The reversal of write-down of inventories was due to the recovery of the selling price of iron concentrates during the periods.

Non-operating income (expenses) increased by CNY2.26 million (US$0.35 million) or 2511.11% to CNY2.35 million (US$0.36 million) in 2016 from CNY0.09 million (US$0.01 million) in 2015. The increase was mainly due to the outsourcing compensation in connection with the suspension of production of Wuhu Feishang in 2016.

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

2017 vs 2016

There are no income tax expenses in 2017 and in 2016, due to the losses in both years.

2016 vs 2015

Income tax expenses decreased from CNY1.50 million (US$0.23 million) in 2015 to nil in 2016. The decrease was due to the loss in 2016.

Loss For The Year

2017 vs 2016

Loss for the year increased from CNY23.04 million (US$3.54 million) in 2016 to CNY30.00 million (US$4.61 million) in 2017. The increased loss was mainly attributable to (i) the increase of CNY1.68 million (US$0.26 million) in administrative expenses from continuing operations as a result of increased audit fees and travelling expenses; and (ii) the increase of loss amounting to CNY5.23 million (US$0.80 million) arising from the discontinued operations of Wuhu Feishang and Double Grow.

2016 vs 2015

Loss for the year decreased from CNY41.45 million (US$6.37 million) in 2015 to CNY23.04 million (US$3.54 million) in 2016. The increased loss was mainly due to the increase of loss amounting to CNY17.59 million (US$2.7 million) arising from the discontinued operations of Wuhu Feishang and Double Grow.

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

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable in the consolidated statement of financial position. The Group recognizes revenues net of VAT.

Property, plant and equipment and depreciation

Property, plant and equipment comprize buildings, mining structures, mining rights, machinery and equipment, motor vehicles, exploration rights and construction in progress.

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

Depreciation for the following items is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset.

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

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

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

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

Changes in Accounting Policies and Disclosures

The Group has adopted the following revised IFRSs for the first time for the current year's financial statements, which are applicable to the Group.

Amendments to IAS 7	Disclosure Initiative
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses

The nature and the impact of the amendments are described below:

(a)

Amendments to IAS 7 require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.  Disclosure of the changes in liabilities arising from financing activities is provided in Note 23(b) to the financial statements.

(b)

Amendments to IAS 12 clarify that an entity, when assessing whether taxable profits will be available against which it can utilize a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference.  Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.  The amendments have had no impact on the financial position or performance of the Group as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

Issued but not yet effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions (1)
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (1)
IFRS 9	Financial Instruments (1)
Amendments to IFRS 9	Prepayment Features with Negative Compensation (2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (3)
IFRS 15	Revenue from Contracts with Customers (1)
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers (1)
IFRS 16	Leases (2)
Amendments to IAS 40	Transfers of Investment Property (1)
IFRIC 22	Foreign Currency Transactions and Advance Consideration (1)
IFRIC 23	Uncertainty over Income Tax Treatments (2)
Annual improvements 2014-2016 Cycle	Amendments to IFRS 1 and IAS 28 (1)
Annual improvements 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23 (2)

———————

1

Effective for annual periods beginning on or after January 1, 2018

2

Effective for annual periods beginning on or after January 1, 2019

3

No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is described below:

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group will adopt IFRS 9 from January 1, 2018. The Group will not restate comparative information and will recognize any transition adjustments against the opening balance of equity at January 1, 2018. During 2017, the Group performed a detailed assessment of the impact of the adoption of IFRS 9. The expected impacts relate to the classification and measurement and the impairment requirements and are summarized as follows:

(a)

Classification and measurement

The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification and measurement of its financial assets.

(b)

Impairment

IFRS 9 requires an impairment on debt instruments recorded at amortized cost or at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantee contracts that are not accounted for at fair value through profit or loss under IFRS 9, to be recorded based on an expected credit loss model either on a twelve-month basis or a lifetime basis.  The Group will apply the simplified approach and record lifetime expected losses that are estimated based on the present values of all cash shortfalls over the remaining life of all of its trade receivables.  Furthermore, the Group will apply the general approach and record twelve-month expected credit losses that are estimated based on the possible default events on its other receivables within the next twelve months. The Group has determined that, due to the unsecured nature of its trade and other receivables, the provision for impairment will be constant upon the initial adoption of the standard.

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal versus agent and licenses of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. The Group will adopt IFRS 15 from January 1, 2018 and plans to adopt the modified retrospective approach. During the year ended December 31, 2017, the Group performed a detailed assessment on the impact of the adoption of IFRS 15. Based on the assessment, the Group expects that there will be no material impacts on its consolidated financial statements upon the adoption of IFRS 15.

IFRS 16, issued in January 2016, replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.  The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize assets and liabilities for most leases.  The standard includes two elective recognition exemptions for lessees – leases of low-value assets and short-term leases. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40, or relates to a class of property, plant and equipment to which the revaluation model is applied. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.  Lessees will also be required to remeasure the lease liability upon the occurrence of certain events, such as change in the lease term and change in future lease payments resulting from a change in an index or rate used to determine those payments. Lessees will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between operating leases and finance leases.  IFRS 16 requires lessees and lessors to make more extensive disclosures than under IAS 17. Lessees can choose to apply the standard using either a full retrospective or a modified retrospective approach. The Group expects to adopt IFRS 16 from January 1, 2019. The Group is currently assessing the impact of IFRS 16 upon adoption and is considering whether it will choose to take advantage of the practical expedients available and which transition approach and reliefs will be adopted. As disclosed in Note 21(a) to the financial statements, at December 31, 2017, the Group had future minimum lease payments under non-cancellable operating leases in aggregate of CNY0.48 million. Upon adoption of IFRS 16, certain amounts included therein may need to be recognized as new right-of-use assets and lease liabilities. Further analysis, however, will be needed to determine the amount of new rights of use assets and lease liabilities to be recognized, including, but not limited to, any amounts relating to leases of low-value assets and short term leases, other practical expedients and reliefs chosen, and new leases entered into before the date of adoption.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash in prior years, non-interest bearing loans from the Related-Party Debtholders, and funds provided pursuant to the Cooperation Agreement. In view of the disposition of our metals mining and copper smelting operations, and since our Moruogu Tong Mine is in the pre-revenue exploration stage, it can be expected that the availability of internally generated funds to sustain operations will decrease until the commencement of commercial production at our Moruogu Tong Mine. We will continue to incur operating expenses prior to the commencement of revenue-producing activities and expect those expenses to continue to be funded through internally generated cash in prior years, non-interest bearing loans from related parties, and funds provided pursuant to the Cooperation Agreement. As of December 31, 2017, CHNR owed an aggregate of CNY25.32 million (US$3.89 million) to the Related-Party Debtholders, and the Related-Party Debtholders have confirmed the balances and pledged to provide continuous financial support to the Group in relation to the going concern of the Group’s operations, including payments on debts, and will not recall any amounts due to them in the ensuing 12 months.

See Item 5.F. for a summary of our contractual obligations for future cash payments as at December 31, 2017.

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. We pay our corporate expenses in either Hong Kong dollars or U.S. dollars. Conversion of Renminbi is strictly regulated by the Chinese Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the SAFE but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investments and capital contributions. These transactions must be approved by the SAFE. See Item 3.D. – “KEY INFORMATION - Risk Factors,” and Item 10.D. for a further discussion of exchange controls in the PRC.

As of December 31, 2017, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY3,359	3,359	516
HK$17,980	14,974	2,301
US$84	545	84
Total	18,878	2,901

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

The following table sets forth the Company’s cash flows for each of the three years ended December 31, 2015, 2016 and 2017 including cash flows from discontinued operations:

	Years Ended December 31,
	2015	2016	2017
	CNY'000	CNY'000	CNY'000
Cash and cash equivalent at beginning of year	48,263	45,307	19,228
Net cash used in operating activities	(21,569)	(28,269)	(14,746)
Net cash (used)/from in investing activities	(435)	(4,936)	2,868
Net cash from financing activities	12,369	5,581	12,630
Net (decrease)/increase in cash and cash equivalents	(9,635)	(27,624)	752
Effect of exchange rate changes on cash	6,679	1,545	(1,102)
Cash and cash equivalent at end of year	45,307	19,228	18,878

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Years Ended December 31,
	2015	2016	2017
Current ratio	0.46x	0.48x	0.65x
Working capital (CNY'000)	(66,309)	(40,054)	(15,842)
Gearing ratio	—	—	—

2017 vs 2016

Net cash used in operating activities was CNY14.75 million (US$2.27 million) in 2017 and CNY28.27 million (US$4.34 million) in 2016. They were mainly caused by the operating losses for the corresponding years.

Net cash received in investing activities was CNY2.87 million (US$0.44 million) in 2017, as compared to net cash outflow of CNY4.94 million (US$0.76 million) in 2016. The cash inflows in 2017 was primarily comprised of the payment received for the disposal of Wuhu Feishang and Antay Pacha.

Net cash flows from financing activities was CNY12.63 million (US$1.94 million) in 2017, as compared to CNY5.58 million (US$0.86 million) in 2016. The net cash flows from financing activities was primarily comprised of the net advances from related parties.

2016 vs 2015

Net cash used in operating activities was CNY28.27 million (US$4.34 million) in 2016 and CNY21.57 million (US$3.32 million) in 2015. They were mainly caused by the operating losses for the corresponding years.

Net cash used in investing activities was CNY4.94 million (US$0.76 million) in 2016, as compared to CNY0.44 million (US$0.07 million) in 2015. The net cash used in investing activities was primarily comprised of the payment for the acquisition of property and equipment mainly in connection with the plant construction of Antay Pacha.

Net cash flows from financing activities was CNY5.58 million (US$0.86 million) in 2016, as compared to CNY12.37 million (US$1.90 million) in 2015. The net cash flows from financing activities were primarily comprised of the net advances from related parties.

Our liquidity, including our working capital, is affected by many factors including:

•

Funding of our on-going metal exploration activities through internally generated funds;

•

The timing of expenditures in relation to when our accounts receivables are paid;

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

Except as disclosed above, there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2015, 2016 and 2017. The Company believes that bank borrowings, payments pursuant to the Cooperation Agreement and/ or borrowings from its Related-Party Debtholders will be sufficient to satisfy anticipated working capital needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course. We anticipate that there will be significant capital expenditures in the event of mine construction and development at Moruogu Tong Mine and/or future acquisitions.

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

As of December 31, 2017, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

Contractual Obligations as at December 31, 2017	Payments due by period
	Total	2017	2018-2019	2020-2021	Later years
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Operating lease obligations	476	476	—	—	—
Total	476	476	—	—	—

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Executive Officers and Directors

The following table identifies the current directors and executive officers of the Company, and sets forth their ages and positions with the Company:

Name	Age	Position

Wong Wah On Edward	54	Chairman of the Board of Directors, President and Chief Executive Officer
Tam Cheuk Ho	55	Director
Yue Ming Wai Bonaventure	50	Director, Chief Financial Officer and Corporate Secretary
Lam Kwan Sing	48	Non-employee Director
Ng Kin Sing	55	Non-employee Director
Yip Wing Hang	51	Non-employee Director
Li Feilie	52	Director of Subsidiaries

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

Mr. Yue Ming Wai Bonaventure was appointed as a director in August 2016, and as Chief Financial Officer and Corporate Secretary in April 2015. Mr. Yue has been the chief financial officer and the company secretary of Feishang Anthracite since January 2014, and as an executive director of Feishang Anthracite since May 2015. He served as the financial controller of the Company from April 2008 to January 2014. From July 1990 to December 1992, Mr. Yue worked in the audit department of Ernst & Young, Hong Kong. From December 1992 to August 1993, he worked as an accountant in Sun Hung Kai & Co. Limited, a company listed in Hong Kong. From January 1995 to August 1996, he was the assistant financial controller and the company secretary of Nam Hing Holdings Limited, a company listed in Hong Kong. From August 1996 to April 1998, Mr. Yue served as an accounting manager of a then listed company in Hong Kong. From November 1998 through April 2003, Mr. Yue was an associate director of a private registered investment advisory company. From April 2003 through October 2007, he served as the chief financial officer and the company secretary of a public manufacturing company. He has also served as a director of a private company engaging in the provision of corporate services since March 2003. From September 2007 to April 2008, Mr. Yue was the financial controller of Enerchina Holdings Limited, a listed company in Hong Kong. He has also been appointed as an independent non-executive director of A.Plus Group Holdings Limited, a company listed on the Growth Enterprise Market of Hong Kong since March 2016. Mr. Yue graduated from Hong Kong Baptist University with a Bachelor of Business Administration degree and was awarded a Master of Science degree in accounting and finance from the University of Manchester. He is a fellow member of the Hong Kong Institute of Chartered Secretaries, the Hong Kong Institute of Certified Public Accountants, and the Institute of Chartered Accountants in England & Wales. Mr. Yue is also a member of Chartered Accountants Australia & New Zealand, and a member certified in enterprise and intangible valuations of the American Institute of Certified Public Accountants.

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

Mr. Yip Wing Hang has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since June 2006, and a member of its compensation committee since November 2007. From January 2018 to present, Mr. Yip has been the senior director of Winsome Asset Management Ltd., where he is responsible for managing high-net-worth clients’ assets on discretionary basis. Mr. Yip has served as adjunct associate professor at the Institute of China Business, the University of Hong Kong SPACE since 2013. From October 2010 to December 2017, Mr. Yip was the marketing director of Athena Financial Services Limited where he was responsible for the sale and distribution of financial products. From February 2002 to September 2010, he was the marketing director of Hantec Investment Consultant Limited. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. Mr. Yip holds a Master’s degree in Sustainability from Cambridge University and a Master Degree in Accounting and Finance from the Lancaster University, United Kingdom. He is also a Chartered Banker in the United Kingdom.

Mr. Li Feilie served as a director, Chief Executive Officer and Chairman of the Board of CHNR from February 2006 to August 2016. He currently serves as director of Feishang Mining, Newhold, Pineboom, China Coal, Feishang Dayun, Feishang Yongfu and FMH Services, each of which is a subsidiary of CHNR. In addition to his directorships, Mr. Li provides strategic guidance relating to the various businesses in which he and his controlled companies invest. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and holds a substantial amount of Company debt (see Item 7.B. “MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactons,” below). He served as a director of Feishang Anthracite from January 2010 to July 2016, its Chairman from December 2013 to July 2016, and its Chief Executive Officer from December 2013 to March 2016. Mr. Li has been the chairman of Feishang Enterprise, WFID and Wuhu Port Co., Ltd., companies beneficially owned by him, since June 2000, from December 2001 to July 2011 and since October 2002, respectively. He also served as director of Pingxiang Iron & Steel Co., Limited from July 2003 to December 2012. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from Peking University with a Bachelor’s degree and a Master’s degree in Economics.

Key Employees

The following table identifies the senior management of Bayannaoer Mining, and their ages and positions:

Name	Age	Position

Yu Jun	50	General Manager of Bayannaoer Mining
Yao Yangli	53	Chief Engineer of Bayannaoer Mining

Mr. Yu Jun was appointed as general manager of Bayannaoer Mining in January 2015. He has served as finance manager and chief finance officer of Bayannaoer Mining since 2005. Mr. Yu has over 25 years of experience in corporate finance. Prior to joining Bayannaoer Mining, he served the positions of finance manager and financial controller of several companies including subsidiary companies of Sichuan University. Mr. Yu graduated from the University of Electronic Science and Technology of China in 1989 and was awarded a bachelor’s degree from Southwestern University of Finance and Economics in 2004.

Mr. Yao Yangli was appointed as chief engineer of Bayannaoer Mining in charge of exploration work in April 2012. Mr. Yao has almost 30 years of experience in mineral exploration. Prior to joining Bayannaoer Mining, he served as chief geological prospecting engineer, exploration project leader and chief engineer in several companies. Mr. Yao has been appointed as distinguished geologist consultant for the Land and Resources Department of Bayannaoer Municipal Government since 2012. Mr. Yao graduated from Guilin College of Geology (now known as Guilin University of Technology) with a bachelor’s degree in 1988 and holds a senior engineer accreditation.

Family Relationships

There are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management.

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2017, to each of the individuals identified in Item 6.A. above.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/ share)	Expiration date
Directors and Executive Officers
Li Feilie[1]	1	—	—	—
Wong Wah On Edward	1	—	—	—
Tam Cheuk Ho	1	—	—	—
Yue Ming Wai Bonaventure	1	—	—	—
Lam Kwan Sing	11,538	—	—	—
Ng Kin Sing	11,538	—	—	—
Yip Wing Hang	11,538	—	—	—
Key Employees
Yu Jun	1,537	—	—	—
Yao Yangli	4,518	—	—	—

———————

1

Mr. Li serves as director of certain subsidiaries of the Company.

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

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive officers or directors. For each of the three years ended December 31, 2015, 2016 and 2017, no increases in cash compensation were determined by the Compensation Committee under the service agreements, and we paid or accrued nil, nil and nil, respectively, for cash compensation to our executive officers for their services as such.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2017:

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

A total of 4,982,183 common shares have been reserved for issuance under the 2014 Plan. No awards have yet been made under the 2014 Plan. The 2014 Plan terminates on June 19, 2024.

C.

Board Practices

As provided by our Amended and Restated each director is to hold office for a three-year term expiring immediately following the annual meeting of shareholders held three years following the annual meeting at which he or she was elected.

At the annual meeting of shareholders in 2017, Messrs. Yue Ming Wai Bonaventure and Ng King Sing were elected to serve as Class I directors until immediately following the annual meeting to be held in 2020 and until their successors have been duly elected and qualified. Messrs. Tam Cheuk Ho and Wong Wah On Edward serve as Class III directors until immediately following the annual meeting to be held in 2019 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II directors until immediately following the annual meeting to be held in 2018 and until their successors have been duly elected and qualified.

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

From July 1, 2006 to June 30, 2017, we paid our independent directors a monthly directors’ fee equal to HK$5,000 (US$641). Commencing July 1, 2017, we pay our independent directors a monthly directors’ fee equal to HK$10,000 (US$1,282). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. During the fiscal year ended December 31, 2017, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

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

The Nominating and Corporate Governance Committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee, provided that any decisions made pursuant to such delegated authority are presented to the full committee at its next scheduled meeting. Discussions pertaining to the nomination of directors are required to be held in executive session.

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

We currently comply with the applicable specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other provisions of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. However, we have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the BVI do not require compliance with the same or substantially similar requirements:

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

D.

Employees

As of the date of this Annual Report, we employed a total of 13 employees on a full-time basis consisting of (a) eight employees engaged in mining operations, and (b) five executive and administrative employees in the corporate segment. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees as of December 31, 2017, including their principal category of activity and geographic location.

		Years Ended December 31,
		2016	2017

Hong Kong	Accounting, administration and management	3	3
		3	3

The PRC*	Accounting, administration and management	20	7
	Sales and quality inspection	3	—
	Purchasing and supplies	2	—
	Production	34	—
	Cashier	1	1
	Mining exploration	—	2
	Others	5	—
		65	10

Bolivia	Accounting, administration and management	5	—
	Purchasing and supplies	1	—
	Production	7	—
	Cashier	1	—
	Others	8	—
		22	—

Total		90	13

———————

*

As discussed elsewhere in this Annual Report, the Company disposed of (a) its metals mining operations in Wuhu, the PRC, including its 63 employees, effective March 3, 2017 and (b) its copper smelting operations in Bolivia, including its 22 employees, effective December 29, 2017. On November 30, 2017, the Company acquired its metal exploration operations in Inner Mongolia, the PRC, which employs eight full time employees.

E.

Share Ownership

The following table sets forth, as of April 25, 2018, the share ownership of the Company’s common shares by each of our directors, executive officers and key employees.

As of April 25, 2018, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%
Wong Wah On Edward	400,000		1.61%
Tam Cheuk Ho	281,926		1.13%
Yue Ming Wai Bonaventure	—		—
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Yu Jun	—		—
Yao Yangli	—		—
Officers and directors as a group (8 persons)	15,462,519		62.07%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly-owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of April 25, 2018, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

As of April 25, 2018, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly-owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

Significant Changes in Ownership

There have been no significant changes in the percentage ownership held by any major shareholder during the past three years.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of December 31, 2017, on that date our common shares were held of record by approximately 174 persons, 150 of whom, holding approximately 28.9% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge, (a) there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company and (b) except as otherwise disclosed in this Annual Report, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2015	2016	2017
	CNY’000	CNY’000	CNY’000
CHNR’s payment of its share of office rental, rates and others to Anka (1)	918	953	1,316
Sales of equipments to Wuhu Industrial (2)	—	—	1,056
Purchase of raw ore from Empressa Minera Jacha Uru S.A. (“Jacha Uru”) (3)	11	20	240

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

(2)

On February 22, 2017, Wuhu Feishang signed an agreement with Wuhu Industrial, controlled by Mr. Li Feilie, to dispose of certain equipments of CNY1.06 million (US$0.16 million). The disposal gain was CNY0.05 million (US$0.01 million).

(3)

In 2015, 2016 and 2017, Antay Pacha purchased copper ore from Jacha Uru, a copper mine located in Bolivia and controlled by Feishang Hesheng.

Balances with Related Parties

		As of December 31,
	2015	2016	2017
	CNY’000	CNY’000	CNY’000
Payables to related parties (5)
Jacha Uru (1)	2,764	1,298	—
Feishang Enterprise (2)	3,932	7,832	3,719
Feishang Hesheng (3)	59,275	11,877	10,028
Feishang Group (4)	11,752	12,565	11,573

———————

(1)

Payable to Jacha Uru for expenses paid on behalf of Antay Pacha and the purchase of copper ores from Jacha Uru. The balance is unsecured and interest-free. The balance is repayable when funds are available.

(2)

Payable to Feishang Enterprise by Feishang Management for the net amount of loans from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when funds are available.

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

(5)

Feishang Enterprise, Feishang Group, Feishang Hesheng and Jacha Uru are entities controlled by Mr. Li Feilie, who is the beneficial owner of the Company.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements for the fiscal years ended December 31, 2015, 2016 and 2017 are included herewith as Appendix A and are incorporated herein by reference.

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

Should we, as a holding company, decide in the future to pay any additional dividends, they will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictions imposed under PRC laws.

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

B.

Significant Changes

Except as otherwise described in this Annual Report, there have been no significant changes that have occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the annual high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each of the five preceding fiscal years. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

Fiscal Year ended:
December 31, 2017	$3.05	$1.89
December 31, 2016	$4.82	$0.75
December 31, 2015	$2.77	$1.26
December 31, 2014	$10.80	$1.89
December 31, 2013	$6.18	$3.15

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2016 and 2017. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

2016 Fiscal Year, quarter ended:
March 31, 2016	$2.58	$0.75
June 30, 2016	$1.86	$1.28
September 30, 2016	$2.54	$1.21
December 31, 2016	$4.82	$1.50

2017 Fiscal Year, quarter ended:
March 31, 2017	$3.05	$1.95
June 30, 2017	$2.53	$1.94
September 30, 2017	$2.22	$1.89
December 31, 2017	$2.71	$1.99

The following table sets forth the monthly high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this Annual Report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low

Month Ended:
March 31, 2018	$2.32	$2.11
February 28, 2018	$2.70	$2.05
January 31, 2018	$3.82	$2.64
December 31, 2017	$2.71	$2.35
November 30, 2017	$2.66	$2.18
October 31, 2017	$2.54	$1.99

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

The Memorandum of Association loosely resembles the Articles or Certificate of Incorporation of a United States corporation, and the Articles of Association loosely resembles the bylaws of a United States corporation. A brief description of our Memorandum of Association and Articles of Association follows, including a summary of material differences between the corporate laws of the United States and those of the British Virgin Islands. This description and summary does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our Memorandum of Association and Articles of Association have been incorporated by reference as exhibits to this Annual Report and readers are urged to review these exhibits in their entirety for a complete understanding of the provisions of our charter documents.

Memorandum of Association

Corporate Powers

We have been registered in the BVI since December 14, 1993, with company number 102930. Clause 46 of our Memorandum of Association states that the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object which is not prohibited by any laws in force in the BVI.

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

In accordance with our Memorandum of Association, our Board of Directors has designated a series of preferred shares, consisting of 320,000 shares and designated Series B preferred shares. Series B preferred shares are entitled to one vote for each share, shall be entitled to vote on each matter that is submitted for a vote of common shareholders and shall be aggregated with outstanding common shares for all voting purposes. Series B preferred shares have no preemptive or other subscription rights and are not subject to future calls or assessments. There is no redemption or sinking fund provisions applicable to the Series B preferred shares and holders thereof have no rights whatsoever to dividends or to distributions upon our liquidation. No Series B preferred shares are outstanding.

Amendments to Memorandum and Articles of Association

Subject to the laws of the BVI and certain limited exceptions contained in the Memorandum of Association, the Memorandum of Association and the Articles of Association may each be amended by a majority vote of members or by the directors.

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

Indemnification

The Company shall indemnify every officer and director of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses incurred as a result of any act or failure to act in carrying out their functions, except those incurred by reason of their own fraud or wilful default. No indemnified person shall be liable to the Company for any loss or damage except due to the fraud or wilful default of the indemnified person. Fraud or wilful default may only be found to exist by a court of competent jurisdiction. The Company must advance reasonable attorney’s fees and other expenses to an indemnified person provided that the indemnified person executes an agreement to reimburse the Company if a court of competent jurisdiction determines that indemnification was not available under the circumstances.

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

Discussion of Law

Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders under most jurisdictions in the United States.

While BVI law does permit a shareholder of a BVI company to sue its directors derivatively, that is, in the name of, and for the benefit of, our Company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States.

Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association (unless such amendment varies the rights attached to shares) or an increase or decrease of the maximum number of shares that we are authorized to issue, which would require shareholder approval under the laws of most jurisdictions in the United States. In addition, the directors of a BVI company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company’s business), if they determine it is in the best interests of the company. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices.

The Business Companies Act of the BVI permits the creation in our Memorandum and Articles of Association of staggered terms of directors, cumulative voting, shareholder approval of corporate matters by written consent, and the issuance of preferred shares. Currently, our Memorandum and Articles of Association provide for (a) shareholder approval of corporate matters by majority written consent, (b) staggered terms of directors and (c) the issuance of preferred shares.

As in most United States’ jurisdictions, the Board of Directors of a BVI company is charged with the management of the affairs of the company. In most jurisdictions in the United States, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, under which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, under which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many US jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited.

Under BVI law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the company. However, under our Memorandum of Association, we are authorized to indemnify any director or officer who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being one of our directors or officers, provided such person acted honestly and in good faith and with a view to our best interests and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. Our Memorandum of Association also enable us to indemnify any director or officer who was successful in such a proceeding against expenses and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding.

Unlike most corporate laws in the United States, directors of a BVI company may be companies. Moreover, any director may appoint an alternate to attend meetings and vote in the place and stead of the director appointing the alternate. It is unclear of the effect of such an appointment on the fiduciary obligations of the director making the appointment.

The foregoing discussion of BVI law does not purport to present a complete description of the differences between BVI law and the corporate laws of the several states of the United States.

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

•

Agreement dated December 23, 2016 by and between the Company and Feishang Hesheng Investment Limited.

•

Deed of Assignment dated December 23, 2016 by and among the Company, Double Grow International Limited and Feishang Hesheng Investment Limited.

•

Equity Transfer Agreement dated February 24, 2017 by and among Wuhu City Feishang Industrial Development Co., Ltd., Feishang Mining Holdings Limited, Mr. Shen Yandi and Wuhu Feishang Mining Development Co., Limited.

•

Agreement dated November 30, 2017 by and between Yangpu Shuanghu Industrial Development Co., Limited and Feishang Enterprise Group Co., Ltd.

•

Agreement dated November 30, 2017 by and between Yangpu Shuanghu Industrial Development Co., Limited and Shenzhen Chaopeng Investment Co., Ltd.

•

Purchase and Sale Agreement dated December 29, 2017 by and among the Company, Double Grow International Limited and Shanghai Kangzheng Investment Management Co., Ltd.

•

Deed of Assignment of Loan dated December 29, 2017 by and among the Company, Double Grow International Limited and Shanghai Kangzheng Investment Management Co., Ltd.

D.

Exchange Controls

There are no material BVI laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our shares. BVI law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our common shares. However, we operate through subsidiaries located in the PRC, and the payment of dividends by PRC companies is subject to certain restrictions imposed under PRC law.

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

In addition, our wholly-owned subsidiaries are required to allocate portions of their after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the forms of loans, advances or cash dividends.

E.

Taxation

The following is a summary of anticipated material U.S. federal income and BVI tax consequences of an investment in our common shares. The summary has been prepared based upon management’s understanding of applicable tax consequences, but has not been reviewed by counsel or other experts in U.S. or BVI taxation. The summary does not address all possible tax consequences relating to an investment in our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-BVI tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common shares. The discussion below is based upon laws and relevant interpretations in effect as of the date of this Annual Report, all of which are subject to change.

CHNR effected the Spin-Off by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to the holders of the common shares of CHNR. It is not clear whether the Distribution should be treated as a tax-free spin-off under Section 355 of the Code or as a taxable distribution of property. If we are required to report the Distribution to the IRS, we intend to take the view that the Distribution will be treated as a taxable distribution. Under this treatment, for U.S. Federal income tax purposes, the Distribution should be a taxable event for holders of CHNR common shares on the Distribution Record Date. Accordingly, subject to the passive foreign investment company rules discussed below, a U.S. Holder:

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

In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of our common shares, which we refer to as a “10% Shareholder.” Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in our common shares.

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

Gain or loss on the sale or exchange of our common shares will be treated as capital gain or loss if our common shares are held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held our common shares for more than one year at the time of the sale or exchange.

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

British Virgin Islands Taxation

Under the Business Companies Act of the BVI as currently in effect, companies incorporated or registered under the Business Companies Act are exempt from income and corporate tax. In addition, the BVI currently does not levy capital gains tax on companies incorporated or registered under the Business Companies Act.

A holder of our common shares who is not a resident of BVI is exempt from BVI income tax on dividends paid with respect to the common shares. In addition, the common shares are not subject to transfer taxes, stamp duties or similar charges for so long as we do not hold an interest in real estate in the BVI.

There are no estate, gift or inheritance taxes levied by the BVI on companies incorporated or registered under the Business Companies Act.

There is no income tax treaty or convention currently in effect between the United States and the BVI that is applicable to any payments made by or to a company incorporated or registered under the Business Companies Act of the BVI.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. The administrative expenses of the Company’s head office in Hong Kong are denominated either in United States dollars or Hong Kong dollars. As the reporting currency of the Company’s consolidated financial statements is Renminbi, the Company has material market risk with respect to currency fluctuation between Hong Kong dollars and United States dollars to Renminbi and translation difference may arise on consolidation. The Company may also suffer an exchange loss when it converts Renminbi to other currencies, such as Hong Kong dollars or United States dollars. If market conditions allow, the Company endeavors to match the currency used in operating/ investing activities with that used in financing activities. We have not engaged any foreign currency contract to hedge our potential foreign currency exchange exposure, if any.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are not currently exposed to interest rate risk as we do not have any outstanding interest-bearing financial instruments.

Commodity price risk

We are not currently exposed to commodity price risk.

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2017, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2017, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, excluding Double Grow and its subsidiaries, which were acquired in December 2016 and disposed of in December 2017. Wuhu Feishang and Bayannaoer Mining were also excluded from the assessment as Wuhu Feishang was disposed of and Bayannaoer Mining was acquired in March 2017 and November 2017, respectively. The total assets as of December 31, 2017 and the loss for the year ended December 31, 2017 of Bayannaoer Mining accounted for 2.37% and 0.86% of the total assets and loss of CHNR, respectively. The exclusion of Bayannaoer Mining from the scope of our assessment was due to the impracticality of conducting an assessment of the acquired business’s internal control over financial reporting during the period between the date the acquisition was consummated and the date of management’s assessment. See “Risk Factors” included elsewhere in this Annual Report. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the COSO criteria). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2017, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2017 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services provided by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for fiscal years 2016 and 2017.

	Fiscal 2016	Fiscal 2017

Audit Fees	US$213,109	US$307,375
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	US$213,109	US$307,375

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst & Young Hua Ming LLP with respect to fiscal years 2016 and 2017 were approved by the Audit Committee.

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

ITEM 18.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Reports of Independent Registered Public Accounting Firm, together with the consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2016 and 2017

b.

Consolidated statements of profit or loss for the years ended December 31, 2015, 2016 and 2017

c.

Consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017

d.

Consolidated statements of changes in equity for the years ended December 31, 2015, 2016 and 2017

e.

Consolidated statements of cash flows for the years ended December 31, 2015, 2016 and 2017

f.

Notes to consolidated financial statements.

ITEM 19.

EXHIBITS

The following Exhibits are included as part of this Form 20-F:

Exhibit No.	Exhibit Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Exhibit 99.1 to Form 6K filed January 30, 2014, and incorporated herein by reference).
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

4.5

Letter Agreement dated July 10, 2009 by and between Feishang Group Limited and China Natural Resources, Inc. (included as Exhibit 10.2 to the Current Report on Form 6-K furnished July 17, 2009, and incorporated herein by reference).

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

Exhibit No.	Exhibit Description

4.10

Service Agreement dated as of April 2, 2015 by and between the Company and Yue Ming Wai Bonaventure (included as Exhibit 99.3 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).

4.11

Sales and Purchase Master Contract dated January 1, 2015 by and between Fanchang County Jinfeng Mining Ltd. and Wuhu Feishang Mining Development Co., Limited (included as Exhibit 4.17 to the Annual Report on Form 20-F furnished April 28, 2016, and incorporated herein by reference).

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

4.14

Equity Transfer Agreement dated February 24, 2017 by and among Wuhu City Feishang Industrial Development Co., Ltd., Feishang Mining Holdings Limited, Mr. Shen Yandi and Wuhu Feishang Mining Development Co., Limited (English translation included as Exhibit 10.1 to the Current Report on Form 6-K furnished March 7, 2017, and incorporated herein by reference).

4.15

License Agreement dated April 1, 2017 by and between Anka Consultants Limited and China Natural Resources, Inc. (included as Exhibit 4.15 to the Annual Report on Form 20-F furnished June 19, 2017, and incorporated herein by reference).

4.16

Lease Contract dated May 21, 2015 by and between the Autonomous Municipal Government of Uyuni and Planta Metalurgica Antay Pacha S.A. (included as Exhibit 4.16 to the Annual Report on Form 20-F furnished June 19, 2017, and incorporated herein by reference).

4.17

Purchase and Sale Contract of Copper Mineral dated November 19, 2016 by and between Cooperativa Minera Estrella del Sur Ltda. and Planta Metalurgica Antay Pacha S.A. (included as Exhibit 4.17 to the Annual Report on Form 20-F furnished on June 19, 2017, and incorporated herein by reference).

4.18

Purchase and Sale Contract of Mineral dated March 22, 2017 by and between Minera DCH S.R.L. and Planta Metalurgica Antay Pacha S.A. (included as Exhibit 4.18 to the Annual Report on Form 20-F furnished on June 19, 2017, and incorporated herein by reference).

4.19

Employment Agreement dated June 1, 2016 by and between Planta Metalurgica Antay Pacha S.A. and Wang Yourong (included as Exhibit 4.19 to the Annual Report on Form 20-F furnished on June 19, 2017, and incorporated herein by reference).

4.20

Agreement dated November 30, 2017 by and between Yangpu Shuanghu Industrial Development Co., Limited and Feishang Enterprise Group Co., Ltd. (included as Exhibit 99.1 to the Current Report on Form 6-K furnished on December 6, 2017, and incorporated herein by reference).

4.21

Agreement dated November 30, 2017 by and between Yangpu Shuanghu Industrial Development Co., Limited and Shenzhen Chaopeng Investment Co., Ltd. (included as Exhibit 99.2 to the Current Report on Form 6-K furnished on December 6, 2017, and incorporated herein by reference).

4.22

Purchase and Sale Agreement dated December 29, 2017 by and among the Company, Double Grow International Limited and Shanghai Kangzheng Investment Management Co., Ltd. (included as Exhibit 10.1 to the Current Report on Form 6-K furnished on January 3, 2018, and incorporated herein by reference).

4.23

Deed of Assignment of Loan dated December 29, 2017 by and among the Company, Double Grow International Limited and Shanghai Kangzheng Investment Management Co., Ltd. (included as Schedule 3 Exhibit 10.1 to the Current Report on Form 6-K furnished on January 3, 2018, and incorporated herein by reference).

4.24

Promissory Note dated December 29, 2017 from Shanghai Kangzheng Investment Management Co., Ltd. in favor of the Company (included as Schedule 4Exhibit 10.1 to the Current Report on Form 6-K furnished on January 3, 2018, and incorporated herein by reference).

4.25	Mutual Cooperation Agreement dated August 20, 2017 by and between Bayannaoer City Feishang Mining Company Limited and Bayannaoer Jijincheng Mining Co., Ltd. (included herewith).
6	Computation of Earnings Per Share for Fiscal Year ended December 31, 2017 (contained in Financial Statements included herewith).
7	Computation of Ratios for Fiscal Years ended December 31, 2015, 2016 and 2017 (included herewith).
8	Subsidiaries of the Registrant (included herewith).
11	Code of Ethics (included as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included herewith).

Exhibit No.	Exhibit Description

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included herewith).
99.1	Press Release dated April 30, 2018 (included herewith).
101.INS	XBRL Instance Document*.
101.SCH	XBRL Taxonomy Extension Schema Document*.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*.

———————

*  To be filed by Amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: April 30, 2018	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms, together with the consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2016 and 2017

b.

Consolidated statements of profit or loss for the years ended December 31, 2015, 2016 and 2017

c.

Consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017

d.

Consolidated statements of changes in equity for the years ended December 31, 2015, 2016 and 2017

e.

Consolidated statements of cash flows for the years ended December 31, 2015, 2016 and 2017

f.

Notes to consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

Pages

Report of Independent Registered Public Accounting Firm	F-2

Consolidated statements of financial position	F-3 – F-4

Consolidated statements of profit or loss	F-5 – F-6

Consolidated statements of comprehensive income	F-7

Consolidated statements of changes in equity	F-8

Consolidated statements of cash flows	F-9 – F-10

Notes to consolidated financial statements	F-11 – F-57

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2015.

Beijing, People’s Republic of China

April 30, 2018

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2016 AND 2017

(Amounts in thousands)

		December 31,
		2016	2017	2017
	Notes	CNY	CNY	US$

ASSETS

NON-CURRENT ASSETS
Property, plant and equipment	6	54,523	337	52
Rehabilitation fund	7	3,972	—	—
Prepayments		56	—	—

TOTAL NON-CURRENT ASSETS		58,551	337	52

CURRENT ASSETS
Inventories	8	10,557	—	—
Prepayments		330	39	6
Other receivables	9	6,127	10,494	1,613
Cash and cash equivalents		19,228	18,878	2,901

TOTAL CURRENT ASSETS		36,242	29,411	4,520

TOTAL ASSETS		94,793	29,748	4,572

continued/…

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

DECEMBER 31, 2016 AND 2017

(Amounts in thousands)

		December 31,
		2016	2017	2017
	Notes	CNY	CNY	US$

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	10	2,736	215	33
Other payables and accrued liabilities	11	17,361	2,926	450
Taxes payable		22,627	16,792	2,581
Due to related companies	18	21,007	13,747	2,113
Due to the Shareholder	18	12,565	11,573	1,779

TOTAL CURRENT LIABILITIES		76,296	45,253	6,956

NON-CURRENT LIABILITIES
Asset retirement obligations	12	5,302	—	—

TOTAL NON-CURRENT LIABILITIES		5,302	—	—

TOTAL LIABILITIES		81,598	45,253	6,956

EQUITY / (DEFICIENCY IN ASSETS)
Issued capital	19	312,081	312,081	47,963
Other capital reserves	19	692,518	692,518	106,432
Reserves		63,180	—	—
Accumulated losses		(1,049,647)	(1,016,463)	(156,219)
Other comprehensive income		(4,937)	(3,641)	(560)

TOTAL EQUITY / (DEFICIENCY IN ASSETS)		13,195	(15,505)	(2,384)

TOTAL LIABILITIES AND EQUITY		94,793	29,748	4,572

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2015	2016	2017	2017
	Notes	CNY	CNY	CNY	US$
		(Restated)	(Restated)

CONTINUING OPERATIONS

Administrative expenses		(3,577)	(4,519)	(6,204)	(953)

OPERATING LOSS		(3,577)	(4,519)	(6,204)	(953)

Finance costs		(2)	(1)	(14)	(2)
Foreign exchange difference, net	13	(354)	—	—	—
Interest income	13	164	75	39	6

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS	13	(3,769)	(4,445)	(6,179)	(949)

INCOME TAX EXPENSE	15	(1,504)	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS		(5,273)	(4,445)	(6,179)	(949)

DISCONTINUED OPERATIONS
Loss for the year from discontinued operations, net of tax	3	(36,176)	(18,591)	(23,817)	(3,660)

LOSS FOR THE YEAR		(41,449)	(23,036)	(29,996)	(4,609)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations		(5,273)	(4,445)	(6,179)	(949)
From discontinued operations	3	(36,176)	(18,591)	(23,817)	(3,660)
		(41,449)	(23,036)	(29,996)	(4,609)
Non-controlling interests
From continuing operations		—	—	—	—
From discontinued operations		—	—	—	—
		—	—	—	—

		(41,449)	(23,036)	(29,996)	(4,609)

continued/…

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2015	2016	2017	2017
	Notes	CNY	CNY	CNY	US$
		(Restated)	(Restated)
LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from continuing operations	16	(0.21)	(0.18)	(0.25)	(0.04)
- For loss from discontinued operations	16	(1.45)	(0.74)	(0.95)	(0.15)
- Net loss per share	16	(1.66)	(0.92)	(1.20)	(0.19)

Diluted
- For loss from continuing operations	16	(0.21)	(0.18)	(0.25)	(0.04)
- For loss from discontinued operations	16	(1.45)	(0.74)	(0.95)	(0.15)
- Net loss per share	16	(1.66)	(0.92)	(1.20)	(0.19)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands)

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

LOSS FOR THE YEAR	(41,449)	(23,036)	(29,996)	(4,609)

Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Reclassification adjustments for a foreign operation disposed during the year	—	—	3,280	504
Foreign currency translation adjustments	410	(834)	(1,984)	(305)
Total other comprehensive income for the year, net of tax	410	(834)	1,296	199

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	(41,039)	(23,870)	(28,700)	(4,410)

Attributable to:
Owners of the Company
From continuing operations	(5,273)	(4,445)	(5,758)	(884)
From discontinued operations	(35,766)	(19,425)	(22,942)	(3,526)
	(41,039)	(23,870)	(28,700)	(4,410)
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	—	—	—	—
	—	—	—	—

	(41,039)	(23,870)	(28,700)	(4,410)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands)

	Attributable to owners of the Company
	Issued capital (Note 19)	Other capital reserves	Reserves	Accumulated losses	Other comprehensive income	Total	Non-controlling interests	Total
	CNY	CNY	CNY	CNY	CNY	CNY	CNY	CNY
At January 1, 2015	312,081	636,960	58,797	(980,085)	(4,513)	23,240	—	23,240
Loss for the year	—	—	—	(41,449)	—	(41,449)	—	(41,449)
Change in fair value of available-for-sale investments, net of tax	—	—	—	—	631	631	—	631
Reclassification adjustments for gains on disposal included in the consolidated statement of profit or loss	—	—	—	—	(631)	(631)	—	(631)
Foreign currency translation adjustments	—	—	—	—	410	410	—	410
Total comprehensive income	—	—	—	(41,449)	410	(41,039)	—	(41,039)
Appropriation and utilization of safety fund and production maintenance fund, net	—	—	5,436	(5,436)	—	—	—	—
At December 31, 2015	312,081	636,960	64,233	(1,026,970)	(4,103)	(17,799)	—	(17,799)
Loss for the year	—	—	—	(23,036)	—	(23,036)	—	(23,036)
Foreign currency translation adjustments	—	—	—	—	(834)	(834)	—	(834)
Total comprehensive income	—	—	—	(23,036)	(834)	(23,870)	—	(23,870)
Adjustment in relation to acquisition of Double Grow	—	—	(694)	—	—	(694)	—	(694)
Deemed contribution from a related party (Note 5 and Note 19(b))	—	55,558	—	—	—	55,558	—	55,558
Appropriation and utilization of safety fund, net	—	—	(359)	359	—	—	—	—
At December 31, 2016	312,081	692,518	63,180	(1,049,647)	(4,937)	13,195	—	13,195
Loss for the year	—	—	—	(29,996)	—	(29,996)	—	(29,996)
Foreign currency translation adjustments	—	—	—	—	1,296	1,296	—	1,296
Total comprehensive income	—	—	—	(29,996)	1,296	(28,700)	—	(28,700)
Disposal of the discontinued operations	—	—	(63,180)	63,180	—	—	—	—
At December 31, 2017	312,081	692,518	—	(1,016,463)	(3,641)	(15,505)	—	(15,505)
At December 31, 2017 (US$)	47,963	106,432	—	(156,219)	(560)	(2,384)	—	(2,384)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands)

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

OPERATING ACTIVITIES
Loss for the year
From continuing operations	(5,273)	(4,445)	(6,179)	(949)
From discontinued operations	(36,176)	(18,591)	(23,817)	(3,660)

Adjustments for:
Depreciation and amortization	2,472	2,655	1,748	269
Provision for impairment of property, plant and equipment	7,542	—	—	—
Gain on disposal of property, plant and equipment	(2)	(1)	(45)	(7)
Reversal of write-down of inventories to net realizable value, net	(5,474)	(1,744)	—	—
Accretion expenses	433	311	60	9
Decrease in deferred income	(263)	(287)	—	—
Investment income realized from the available-for-sale investments	(631)	—	—	—
Loss on disposal of discontinued operations	—	—	15,571	2,393

Changes in working capital:
Rehabilitation fund	(107)	(15)	(11)	(2)
Inventories	11,624	(1,452)	(746)	(115)
Prepayments	59	(144)	(354)	(54)
Other receivables	(1,029)	(1,401)	(10,376)	(1,595)
Trade payables	(434)	(65)	(1,426)	(221)
Other payables and accrued liabilities	3,934	(3,088)	10,727	1,649
Taxes payable	1,756	(2)	102	16

Net cash flows used in operating activities	(21,569)	(28,269)	(14,746)	(2,267)

INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries	—	—	7,983	1,227
Proceeds from disposal of the available-for-sale investments	124,640	—	—	—
Net cash flows from acquisition of subsidiaries, net (Note 5)	8,964	—	(86)	(13)
Purchases of property, plant and equipment	(10,625)	(4,946)	(5,029)	(773)
Net proceeds from disposal of property, plant and equipment	45	10	—	—
Purchase of available-for-sale investments	(124,009)	—	—	—
Receipt of government grants	550	—	—	—

Net cash flows (used in)/from investing activities	(435)	(4,936)	2,868	441

continued/…

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands)

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

FINANCING ACTIVITIES
Repayments to the Shareholder	(33,209)	—	—	—
Advances from the Shareholder	31,786	—	—	—
Repayments to related companies	(51,930)	(2,020)	(2,385)	(367)
Advances from related companies	65,722	7,601	15,015	2,308

Net cash flows from financing activities	12,369	5,581	12,630	1,941

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(9,635)	(27,624)	752	115

NET FOREIGN EXCHANGE DIFFERENCE	6,679	1,545	(1,102)	(169)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	48,263	45,307	19,228	2,955

CASH AND CASH EQUIVALENTS AT END OF YEAR	45,307	19,228	18,878	2,901

Supplementary disclosures of cash flows information:
Cash receipt of government grants	660	52	—	—
Cash receipt of interest	425	194	48	7

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company does not conduct any substantive operations on its own and conducts its primary business operations through its subsidiaries (collectively the “Group”). A list of the Company's subsidiaries is included in Note 18.

CHNR's principal shareholder is Feishang Group Limited (“Feishang Group” or the “Shareholder”), a British Virgin Islands corporation. Mr. Li Feilie is the beneficial owner of Feishang Group. In the opinion of the directors of the Company, the ultimate parent of CHNR is Laitan Investment Limited, a British Virgin Islands corporation.

The consolidated financial statements of the Group for the year ended December 31, 2017 were authorized for issuance in accordance with a resolution of the directors on April 30, 2018.

As at December 31, 2016 and 2017, the Company and its subsidiaries had net current liabilities of CNY40.05 million and net current liabilities of CNY15.84 million (US$2.44 million), respectively, and total assets less current liabilities of positive CNY18.50 million and negative CNY15.51 million (negative US$2.38 million), respectively.

2.1

BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in Chinese Yuan (“CNY”) and all values are rounded to the nearest thousands, except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2017.

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

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Profit or loss and each component of other comprehensive income are attributed to owners of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

Going concern

As of December 31, 2017 and 2016, the Group had net current liabilities of CNY15.84 million (US$2.44 million) and CNY40.05 million, and shareholder’s deficiency in assets of CNY15.51 million (US$2.38 million) and equity of CNY13.20 million, respectively. In view of these circumstances, the directors have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern. In order to improve the Group’s liquidity and cash flows to sustain the Group as a going concern, the directors of the Company have undertaken certain measures to improve the cash flows of the Group, which include but are not limited to the following: the Group has obtained confirmations for continuous financial support from Feishang Group and Feishang Enterprise Group Co., Ltd. (“Feishang Enterprise”), entities controlled by Mr. Li Feilie, who is the beneficial shareholder of the Company, which has stated that Feishang Group and Feishang Enterprise would provide continuous financial support to the Group in relation to the going concern of its operation, including payments on debts and will not recall any amounts due to them. Accordingly, in the opinion of the directors, it is appropriate for the consolidated financial statements to be prepared on a going concern basis.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following revised IFRSs for the first time for the current year's financial statements, which are applicable to the Group.

Amendments to IAS 7	Disclosure Initiative
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses

The nature and the impact of the amendments are described below:

(a)

Amendments to IAS 7 require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.  Disclosure of the changes in liabilities arising from financing activities is provided in Note 23(b) to the financial statements.

(b)

Amendments to IAS 12 clarify that an entity, when assessing whether taxable profits will be available against which it can utilize a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference.  Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.  The amendments have had no impact on the financial position or performance of the Group as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions (1)
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (1)
IFRS 9	Financial Instruments (1)
Amendments to IFRS 9	Prepayment Features with Negative Compensation (2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (3)
IFRS 15	Revenue from Contracts with Customers (1)
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers (1)
IFRS 16	Leases (2)
Amendments to IAS 40	Transfers of Investment Property (1)
IFRIC 22	Foreign Currency Transactions and Advance Consideration (1)
IFRIC 23	Uncertainty over Income Tax Treatments (2)
Annual improvements 2014-2016 Cycle	Amendments to IFRS 1 and IAS 28 (1)
Annual improvements 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23 (2)

———————

1

Effective for annual periods beginning on or after January 1, 2018

2

Effective for annual periods beginning on or after January 1, 2019

3

No mandatory effective date yet determined but available for adoption

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Further information about those IFRSs that are expected to be applicable to the Group is described below.

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group will adopt IFRS 9 from January 1, 2018. The Group will not restate comparative information and will recognize any transition adjustments against the opening balance of equity at January 1, 2018. During 2017, the Group has performed a detailed assessment of the impact of the adoption of IFRS 9. The expected impacts relate to the classification and measurement and the impairment requirements and are summarized as follows:

(a)

Classification and measurement

The Group does not expect that the adoption of IFRS 9 will have a significant impact on the classification  and measurement of its financial assets.

(b)

Impairment

IFRS 9 requires an impairment on debt instruments recorded at amortized cost or at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantee contracts that are not accounted for at fair value through profit or loss under IFRS 9, to be recorded based on an expected credit loss model either on a twelve-month basis or a lifetime basis. The Group will apply the simplified approach and record lifetime expected losses that are estimated based on the present values of all cash shortfalls over the remaining life of all of its trade receivables. Furthermore, the Group will apply the general approach and record twelve-month expected credit losses that are estimated based on the possible default events on its other receivables within the next twelve months. The Group has determined that, due to the unsecured nature of its trade and other receivables, the provision for impairment will be constant upon the initial adoption of the standard.

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal versus agent and licenses of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. The Group will adopt IFRS 15 from January 1, 2018 and plans to adopt the modified retrospective approach. During the year ended December 31, 2017, the Group performed a detailed assessment on the impact of the adoption of IFRS 15. Based on the assessment, the Group expects that there will be no material impacts on its consolidated financial statements upon the adoption of IFRS 15.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

IFRS 16, issued in January 2016, replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize assets and liabilities for most leases. The standard includes two elective recognition exemptions for lessees – leases of low-value assets and short-term leases. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40, or relates to a class of property, plant and equipment to which the revaluation model is applied. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will also be required to remeasure the lease liability upon the occurrence of certain events, such as change in the lease term and change in future lease payments resulting from a change in an index or rate used to determine those payments. Lessees will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between operating leases and finance leases. IFRS 16 requires lessees and lessors to make more extensive disclosures than under IAS 17. Lessees can choose to apply the standard using either a full retrospective or a modified retrospective approach. The Group expects to adopt IFRS 16 from January 1, 2019. The Group is currently assessing the impact of IFRS 16 upon adoption and is considering whether it will choose to take advantage of the practical expedients available and which transition approach and reliefs will be adopted. As disclosed in Note 21(a) to the financial statements, at December 31, 2017, the Group had future minimum lease payments under non-cancellable operating leases in aggregate of CNY0.48 million. Upon adoption of IFRS 16, certain amounts included therein may need to be recognized as new right-of-use assets and lease liabilities. Further analysis, however, will be needed to determine the amount of new rights of use assets and lease liabilities to be recognized, including, but not limited to, any amounts relating to leases of low-value assets and short-term leases, other practical expedients and reliefs chosen, and new leases entered into before the date of adoption.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The merger method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combinations occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling shareholder. The net assets of the combining entities or businesses are combined using the existing book values from the controlling shareholder’s perspective. No amount is recognized in respect of goodwill or the excess of the acquirers’ interest in the net fair value of acquirees’ identifiable assets, liabilities and contingent liabilities over the cost of investment at the time of common control combination.

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

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRSs. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognized in the consolidated statement of profit or loss as a gain on bargain purchase.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)

Business combinations (continued)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that until is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

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

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)

Property, plant and equipment and depreciation

Property, plant and equipment comprize buildings, mining structures, mining rights, machinery and equipment, motor vehicles, exploration rights and construction in progress.

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

Depreciation for the following items is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset.

Estimated useful lives are as follows:

Non-mining related buildings	8 - 35 years
Non-mining related machinery and equipment	3 - 15 years
Motor vehicles	4 - 8 years

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)

Exploration and evaluation costs (continued)

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

(g)

Financial assets

As at December 31, 2017 and 2016, the Group’s financial assets within the scope of IAS 39 are all classified as loans and receivables. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

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

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Financial assets (continued)

Fair value of loans and receivables

As at December 31, 2016, the carrying amounts of the rehabilitation fund are not materially different from their fair values. The carrying values of other financial assets approximated to their fair values due to the short-term maturities of these instruments.

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

Derecognition of loans and receivables

For financial assets classified as loans and receivables, the financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

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

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Financial assets (continued)

Derecognition of loans and receivables (continued)

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

Fair value

As of December 31, 2016 and 2017, the carrying values of these financial liabilities approximate their fair values due to the short-term maturities of these instruments.

The Group had no financial liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2016 and 2017.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

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

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the weighted-average method. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Major types of inventories include:

•

Materials and supplies which consist of extracted raw ore, auxiliary materials, spare parts and other consumables; and

•

Finished goods.

(j)

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short-term maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

(k)

Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in Note 14.

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

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

(m)

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

(n)

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

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

(p)

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

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)

Income taxes (continued)

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

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

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

(r)

Convenience translation

The consolidated financial statements are stated in CNY. The translation of amounts from CNY into US$ is included solely for the convenience of the readers and has been made at the rate of exchange quoted by UKForex on December 31, 2017 of US$1.00 = CNY6.5067. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2017 or at any other date.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

(t)

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

(u)

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

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

There were no impairments recognized for the years ended December 31, 2016 and 2017.

(ii)

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

(iii)

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

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS

On February 24, 2017, Feishang Mining Holdings Limited (“Feishang Mining”), a wholly-owned subsidiary of CHNR, and Wuhu City Feishang Industrial Development Co., Ltd. (“Wuhu Industrial”), as nominee for Feishang Mining (collectively referred to as the “Sellers”), entered into an agreement with Shen Yandi, an unrelated individual (the “Purchaser”), pursuant to which the Sellers sold and the Purchaser purchased, all of the Sellers’ right, title and interest in and to the outstanding capital stock of Wuhu Feishang Mining Development Co., Limited (“Wuhu Feishang”), which had been previously included in the Group’s non-ferrous metals segment, at a cash consideration of CNY1.00 million (US$0.15 million). The disposal was completed on March 3, 2017.

On December 29, 2017, CHNR sold all of CHNR’s rights, title and interest in and to the outstanding capital stock (the “Equity Interests”) of Double Grow and its subsidiaries (including Antay Pacha) to Shanghai Kangzheng Investment Management Co., Ltd. (the “Purchaser”), an unrelated third party. The purchase price for the Equity Interests was CNY17.19 million (US$2.64 million) (the “Purchase Price”), including the payment of CNY9.38 million (US$1.44 million) in indebtedness of Double Grow to CHNR, which was recognized in other receivables (Note 9(a)) and cash consideration of CNY7.81 million (US$1.20 million). The disposal was completed on December 29, 2017.

Wuhu Feishang and Double Grow were the primary contributor to the Group’s exploration and mining-non-ferrous metals segment and copper smelting segment, respectively, which represented separate major lines of business with separately identifiable operations and cash flows. Accordingly, the results of Wuhu Feishang and Double Grow are classified and separately reported as “discontinued operations” in the consolidated statement of profit or loss for the year ended December 31, 2017. The comparative amounts reported in the consolidated statements of profit or loss and related notes have been revised accordingly to reflect the reclassification between continuing operations and the discontinued operations. In addition, the gain or loss recognized on the disposal of Wuhu Feishang and Double Grow were included in the results of the discontinued operations. With Wuhu Feishang and Double Grow being classified as discontinued operations, the exploration and mining-non-ferrous metals segment and copper smelting segment businesses are no longer included in the note for operating segment information.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(a)

Discontinued operation of Wuhu Feishang

The results of Wuhu Feishang are presented below:

	2015	2016	For the period from January 1, 2017 to March 3, 2017
	CNY	CNY	CNY

Revenue	18,342	—	—
Cost of sales	(31,936)	—	—
Gross Profit	(13,594)	—	—
Selling expenses	(31)	(23)	—
Administrative expenses	(14,487)	(6,588)	(991)
Losses arising from temporary suspension of production	(830)	(4,073)	(641)
Reversal of write-down of inventories to net realizable value	5,474	1,744	—
Impairment loss on property, plant and equipment	(7,542)	—	—
Other operating income	412	393	61

OPERATING LOSS	(30,598)	(8,547)	(1,571)

Finance costs	(422)	(258)	(30)
Interest income	892	119	9
Non-operating income/(expenses), net	(106)	(2,267)	230
LOSS BEFORE INCOME TAX	(30,234)	(10,953)	(1,362)
LOSS FOR THE PERIOD FROM WUHU FEISHANG	(30,234)	(10,953)	(1,362)

Gain on disposal of Wuhu Feishang	—	—	12,340
(LOSS)/PROFIT FOR THE PERIOD FROM WUHU FEISHANG	(30,234)	(10,953)	10,978

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(a)

Discontinued operation of Wuhu Feishang (continued)

The details of the net assets of Wuhu Feishang as at March 3, 2017 are as follows:

March 3, 2017
CNY
Net assets disposed of:

Property, plant and equipment	7,613
Rehabilitation fund	3,983
Inventories	5,644
Prepayments	73
Other receivables	47
Cash and cash equivalents	18
Trade payables	(30)
Other payables and accrued liabilities	(13,303)
Taxes payable	(5,316)
Due to related companies	(5,117)
Asset retirement obligations	(4,952)
Net assets disposed of	(11,340)

Gain on disposal of Wuhu Feishang	12,340
Consideration	1,000

Satisfied by:
Cash received	1,000

The net cash flows incurred by Wuhu Feishang, excluding the cash consideration received from disposal of Wuhu Feishang are as follows:

	2015	2016	For the period from January 1, 2017 to March 3, 2017
	CNY	CNY	CNY

Operating activities	(42,785)	(16,632)	(2,727)
Investing activities	(5,927)	(81)	60
Financing activities	35,711	1,920	1,793
Net cash outflows	(13,001)	(14,793)	(874)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(a)

Discontinued operation of Wuhu Feishang (continued)

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of Wuhu Feishang is as follows:

March 3, 2017
CNY

Cash consideration received	1,000
Less: Cash and cash equivalents disposed of	(18)
Net cash inflows from the disposal of Wuhu Feishang	982

(b)

Discontinued operation of Double Grow

The results of Double Grow are presented below:

	2015	2016	For the period from January 1, 2017 to December 29, 2017
	CNY	CNY	CNY

Administrative expenses	(2,099)	(3,907)	(5,966)
Other operating expenses, net	(3,836)	(3,575)	—

OPERATING LOSS	(5,935)	(7,482)	(5,966)

Finance costs	(20)	(72)	(78)
Non-operating income/(expenses), net	13	(84)	(840)
LOSS BEFORE INCOME TAX	(5,942)	(7,638)	(6,884)
LOSS FOR THE PERIOD FROM DOUBLE GROW	(5,942)	(7,638)	(6,884)

Loss on disposal of Double Grow	—	—	(27,911)
LOSS FOR THE PERIOD FROM DOUBLE GROW	(5,942)	(7,638)	(34,795)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(b)

Discontinued operation of Double Grow (continued)

The details of the net assets of Double Grow as at December 29, 2017 are as follows:

December 29, 2017
CNY
Net assets disposed of:

Property, plant and equipment	45,442
Intangible assets	5
Inventories	5,659
Trade and bills receivables	340
Prepayments	572
Other receivables	5,962
Cash and cash equivalents	807
Trade payables	(786)
Other payables and accrued liabilities	(2,561)
Taxes payable	(621)
Due to related companies	(21,994)
Asset retirement obligations	(386)
Net assets disposed of	32,439
Exchange fluctuation reserve	3,280
35,719

Loss on disposal of Double Grow	(27,911)
Consideration	7,808

Satisfied by:
Cash received	7,808

The net cash flows incurred by Double Grow, excluding the cash consideration received from disposal of Double Grow are as follows:

	2015	2016	For the period from January 1, 2017 to December 29, 2017
	CNY	CNY	CNY

Operating activities	(4,913)	(11,879)	(5,796)
Investing activities	(12,061)	(4,453)	(5,823)
Financing activities	25,922	5,915	10,173
Net foreign exchange difference	(1,564)	303	(100)
Net cash inflows/(outflows)	7,384	(10,114)	(1,546)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(b)

Discontinued operation of Double Grow (continued)

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of Double Grow is as follows:

December 29, 2017
CNY

Cash consideration received	7,808
Less: Cash and cash equivalents disposed of	(807)
Net cash inflows from the disposal of Double Grow	7,001

The results of the above discontinued operations are presented below:

	2015	2016	2017
	CNY	CNY	CNY

Loss per share from the discontinued operations (Presented in CNY per share)
Basic	(1.45)	(0.74)	(0.95)
Diluted	(1.45)	(0.74)	(0.95)

The calculations of basic and diluted loss per share from the discontinued operations are based on:

	2015	2016	2017
	CNY	CNY	CNY

Loss attributable to owners of the Company from the discontinued operations	(36,176)	(18,591)	(23,817)

Weighted average number of ordinary shares in issue during the period used in the loss per share calculations:
Basic (Note 16)	24,910,916	24,910,916	24,910,916
Diluted (Note 16)	24,910,916	24,910,916	24,910,916

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

4.

RESTATEMENT

The disposal of Wuhu Feishang and Double Grow were completed on March 3, 2017 and December 29, 2017, respectively, and these were both classified as discontinued operations. Accordingly, the results of the Wuhu Feishang and Double Grow were reported as “discontinued operations” in the consolidated statement of profit or loss and comprehensive income for the year ended December 31, 2017. The comparative amounts reported in the consolidated statements of profit or loss and comprehensive income and related notes have been revised accordingly to reflect the reclassification between continuing operations and the discontinued operations.

As a result of the disposal of Wuhu Feishang and Double Grow, the relevant line items in the consolidated statements of profit or loss and comprehensive income for the years ended December 31, 2015 and 2016 have been restated as follows:

	The Group (as previously reported)	Adjustment in relation to disposal of Double Grow	Adjustment in relation to disposal of Wuhu Feishang	The Group (as restated)
	CNY	CNY	CNY	CNY
Consolidated statement of profit or loss for the year ended December 31, 2015:
Revenue	18,342	—	(18,342)	—
Cost of sales	(31,936)	—	31,936	—
Gross profit	(13,594)	—	13,594	—
Selling expenses	(31)	—	31	—
Administrative expenses	(20,163)	2,099	14,487	(3,577)
Losses arising from temporary suspension of production	(830)	—	830	—
Reversal of write down of inventories to net realizable value, net	5,474	—	(5,474)	—
Impairment loss on property, plant and equipment	(7,542)	—	7,542	—
Other operating income/ (expenses)	(3,424)	3,836	(412)	—
Operating loss	(40,110)	5,935	30,598	(3,577)
Finance costs	(444)	20	422	(2)
Foreign exchange difference, net	(354)	—	—	(354)
Interest income	1,056	—	(892)	164
Non-operating expenses, net	(93)	(13)	106	—
Loss before income tax	(39,945)	5,942	30,234	(3,769)
Income tax expense	(1,504)	—	—	(1,504)
Loss for the year from continuing operations	(41,449)	5,942	30,234	(5,273)
Loss for the year from discontinued operations	—	(5,942)	(30,234)	(36,176)

Consolidated statement of comprehensive income for the year ended December 31, 2015:
Foreign currency translation adjustments	410	—	—	410
Total comprehensive income for the year	(41,039)	—	—	(41,039)

Loss per share attributable to ordinary equity holders of the Company:
Basic and diluted loss per share:
- For loss from continuing operations (Presented in CNY per share)	(1.66)	0.24	1.21	(0.21)
- For loss from discontinued operations (Presented in CNY per share)	—	(0.24)	(1.21)	(1.45)
	(1.66)	—	—	(1.66)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

4.

RESTATEMENT (CONTINUED)

	The Group (as previously reported)	Adjustment in relation to disposal of Double Grow	Adjustment in relation to disposal of Wuhu Feishang	The Group (as restated)
	CNY	CNY	CNY	CNY
Consolidated statement of profit or loss for the year ended December 31, 2016:
Selling expenses	(23)	—	23	—
Administrative expenses	(15,014)	3,907	6,588	(4,519)
Losses arising from temporary suspension of production	(4,073)	—	4,073	—
Reversal of write down of inventories to net realizable value, net	1,744	—	(1,744)	—
Other operating income/ (expenses)	(3,182)	3,575	(393)	—
Operating loss	(20,548)	7,482	8,547	(4,519)
Finance costs	(331)	72	258	(1)
Interest income	194	—	(119)	75
Non-operating expenses, net	(2,351)	84	2,267	—
Loss for the year from continuing operations	(23,036)	7,638	10,953	(4,445)
Loss for the year from discontinued operations	—	(7,638)	(10,953)	(18,591)

Consolidated statement of comprehensive income for the year ended December 31, 2016:
Foreign currency translation adjustments	(834)	—	—	(834)
Total comprehensive income for the year	(23,870)	—	—	(23,870)

Loss per share attributable to ordinary equity holders of the Company:
Basic and diluted loss per share:
- For loss from continuing operations (Presented in CNY per share)	(0.92)	0.31	0.43	(0.18)
- For loss from discontinued operations (Presented in CNY per share)	—	(0.31)	(0.43)	(0.74)
	(0.92)	—	—	(0.92)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

5.

BUSINESS ACQUISITIONS

Business combination

On December 23, 2016, the Company entered into an agreement with Feishang Hesheng Investment Limited (“Feishang Hesheng”), indirectly controlled by Mr. Li Feilie, and consummated the acquisition of all of the issued and outstanding capital stock (the “Acquired Shares”) of Double Grow, its direct and indirect wholly-owned subsidiaries, Easy Gain Investments Limited (“Easy Gain”) and Full Profit Investments Limited (“Full Profit”), each of which is organized under the laws of the British Virgin Islands, and their operating subsidiary, Antay Pacha, a Bolivian corporation (collectively, the “Double Grow Group”). The purchase price for the Acquired Shares is US$0.10 million, and the Company’s assumption of US$1.44 million of indebtedness owed by Double Grow to Feishang Hesheng. Antay Pacha is a company established in Bolivia and, upon commencement of commercial production, intends to be principally engaged in copper smelting and the sale of copper cathodes in Bolivia and elsewhere. As a result of the acquisition, the Company is expanding into copper smelting and the sale of copper cathodes in Bolivia.

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

On March 1, 2015, Double Grow, Easy Gain and Full Profit completed the acquisition of the issued share capital of Antay Pacha from Bolivia Mine Investment Limited, Abundant Talent Investments Limited and Century Team International Limited, unrelated third parties, respectively. Following the acquisition, Antay Pacha was 20% owned by Easy Gain, 60% owned by Full Profit and 20% owned by Double Grow. The total consideration for the acquisition was US$1,437 (approximately equivalent to the paid-up capital of BOB10,000 of Antay Pacha at an exchange rate of 6.96 between US dollars and Boliviano). At March 1, 2015, the underlying set of assets acquired was not capable of being conducted and managed as a business to generate revenue. As such, the Company determined that the acquisition of Antay Pacha by Double Grow, Easy Gain and Full Profit did not constitute a business combination for accounting purposes.

On December 23, 2016, Feishang Hesheng waived a payment of CNY55.56 million indebtedness owed to it by Double Grow. The waiver of indebtedness due to a related party was accounted for as a contribution from a related party in the consolidated statement of changes in equity.

Assets acquisition

On November 30, 2017, Yangpu Shuanghu Industrial Development Co., Limited (“Yangpu Shuanghu,” an indirect subsidiary of the Company) consummated its acquisition of approximately 98.32% and 1.68% of the issued and outstanding capital shares of Bayannaoer City Feishang Mining Company Limited (“Bayannaoer Mining”) from Feishang Enterprise and Shenzhen Chaopeng Investment Co., Ltd. (“Shenzhen Chaopeng”), respectively, each of which is a related party. The total cash consideration is CNY716,900 (US$110,179).

Bayannaoer Mining was established in 2005 engaging in mineral exploration activities in Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of Inner Mongolia Autonomous Region. Currently, management determined to focus on sole exploration of Moruogu Lead Mine. At November 30, 2017, the underlying set of assets acquired was not capable of being conducted and managed as a business to generate revenue. As such, the Company determined that the acquisition of Bayannaoer Mining did not constitute a business combination for accounting purposes.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

5.

BUSINESS ACQUISITIONS (CONTINUED)

The details of the net assets of Bayannaoer Mining as at November 30, 2017 are as follows:

November 30, 2017
CNY
Cash and cash equivalents	631
Other current assets	361
Property, plant and equipment	336
Current liabilities	(611)
Net assets	717

An analysis of the cash flows in respect of the acquisitions of Antay Pacha by Double Grow in the year 2015 and Bayannaoer Mining in the year 2017 is as follow:

	December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$

Cash consideration	(9)	—	(717)	(110)
Cash and bank balances acquired	8,973	—	631	97
Net cash flows from acquisition of subsidiaries, net	8,964	—	(86)	(13)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

6.

PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Construction in progress	Total
	CNY	CNY	CNY	CNY	CNY	CNY
Cost
At January 1, 2016	22,996	33,921	7,648	7,319	34,276	106,160
Additions	—	—	3	—	5,020	5,023
Transfer	5,515	—	—	—	(5,515)	—
Disposals	—	—	—	(311)	—	(311)
Exchange adjustment	202	21	3	348	2,279	2,853
At December 31, 2016	28,713	33,942	7,654	7,356	36,060	113,725
Acquisition of Bayannaoer Mining	43	—	12	280	—	335
Additions	—	—	71	—	4,137	4,208
Disposals	(5,781)	(4,688)	(786)	(2,017)	—	(13,272)
Exchange adjustment	(104)	(21)	(173)	(35)	(2,388)	(2,721)
Disposal of subsidiaries	(22,828)	(29,233)	(5,939)	(5,305)	(37,809)	(101,114)
At December 31, 2017	43	—	839	279	—	1,161
At December 31, 2017 (US$)	6	—	129	44	—	179

Accumulated depreciation and amortization and impairment losses

At January 1, 2016	(13,206)	(33,608)	(7,485)	(2,471)	—	(56,770)
Depreciation charge	(1,415)	—	(55)	(1,185)	—	(2,655)
Disposals	—	—	—	301	—	301
Exchange adjustment	16	—	(1)	(93)	—	(78)
At December 31, 2016	(14,605)	(33,608)	(7,541)	(3,448)	—	(59,202)
Depreciation charge	(530)	—	(25)	(1,193)	—	(1,748)
Disposals	5,121	4,688	715	1,742	—	12,266
Exchange adjustment	(84)	—	(69)	(46)	—	(199)
Disposal of subsidiaries	10,098	28,920	6,100	2,941	—	48,059
At December 31, 2017	—	—	(820)	(4)	—	(824)
At December 31, 2017 (US$)	—	—	(126)	(1)	—	(127)

Net carrying amount
At December 31, 2016	14,108	334	113	3,908	36,060	54,523
At December 31, 2017	43	—	19	275	—	337
At December 31, 2017 (US$)	6	—	3	43	—	52

An impairment loss on property, plant and equipment of CNY7.54 million of Yangchong Mine was recorded for the year ended December 31, 2015 in connection with the decline of average selling prices of iron concentrates. Yangchong Mine was designated as a single cash-generating unit (“CGU”), which was based predominantly on the value-in-use (“VIU”) approach. VIU calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected iron price, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, at December 31, 2015, the Group adopted a pre-tax rate of 16.00% that reflects specific risks related to the CGU, as the discount rate. There was no further impairment loss on property, plant and equipment during the years ended December 31, 2016 and 2017.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

7.

REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by Wuhu Feishang, the subsidiary of the Group, in banks and cash placed with authorities for the purposes of future environment rehabilitation as well as the settlement of asset retirement obligations. Save as disclosed in Note 3(a), the Group disposed of Wuhu Feishang in 2017 and the financial statements of Wuhu Feishang were not consolidated into the Group thereafter.

8.

INVENTORIES

Inventories, net of provision for inventories, are summarized as follows:

	December 31,
	2016	2017	2017
	CNY	CNY	US$

Materials and supplies	8,437	—	—
Finished goods	2,120	—	—
	10,557	—	—

9.

OTHER RECEIVABLES

	December 31,
	2016	2017	2017
	CNY	CNY	US$

Withholding social insurance	5	6	1
Advance to a third party	—	493	76
Input VAT	5,780	597	92
Petty cash	179	—	—
Deposit	40	21	3
Receivables in relation to the disposal of Double Grow (a)	—	9,377	1,441
Others	123	—	—
	6,127	10,494	1,613

———————

(a)

The amount represented receivables due from Shanghai Kangzheng Investment Management Co., Ltd. amounting to CNY9.38 million (US$1.44 million) in relation to the disposal of Double Grow on December 29, 2017 as disclosed in Note 3.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

10.

TRADE PAYABLES

	December 31,
	2016	2017	2017
	CNY	CNY	US$

Trade payables	2,736	215	33

Trade payables are non-interest-bearing and are normally settled within six months.

The aging analysis of trade payables as at December 31, 2016 and 2017 is as follows:

	December 31,
	2016	2017	2017
	CNY	CNY	US$

Within 1 year	2,696	15	3
1 to 2 years	—	100	15
Over 2 years	40	100	15
	2,736	215	33

11.

OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31,
	2016	2017	2017
	CNY	CNY	US$

Natural resources fee (a)	8,294	—	—
Staff compensation fund (b)	1,547	—	—
Social security payable (c)	1,506	68	10
Payroll payable	1,704	376	58
Welfare payable	529	1	—
Advances from customers	23	—	—
Accrued expenses	1,419	2,372	365
Others	2,339	109	17
	17,361	2,926	450

———————

(a)

The natural resources fee represents fees payable to the PRC government and is calculated as a percentage of sales.

(b)

The staff compensation fund represents one-off cash received from the PRC government to compensate employees of Wuhu Feishang through the Group for the loss of their state-sponsored pension and post-employment benefits. The fund is to be distributed to employees upon the termination of their employment with Wuhu Feishang. Wuhu Feishang is not required to make any additional contributions to the fund.

(c)

The social security represents amounts payable to the PRC and Bolivia government-managed retirement insurance, medical insurance, etc.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

12.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines of Wuhu Feishang, which includes dismantlement of mining related structures and the reclamation of land upon exhaustion of coal or metal reserves. Asset retirement obligations also include the dismantlement upon the closure of the copper smelting plant of Antay Pacha.

The following table describes the changes to the Group's asset retirement obligation liability:

	Amount	Amount
	CNY	US$

At January 1, 2016	4,967	763
Accretion expenses	311	48
Exchange adjustment	24	4
At December 31, 2016	5,302	815
Accretion expenses	60	9
Disposal of subsidiaries (Note 3)	(5,338)	(820)
Exchange adjustment	(24)	(4)
At December 31, 2017	—	—

The inflation rate, discount rate and market risk premium used for estimating provision for asset retirement obligations of Wuhu Feishang at December 31, 2016 were 2.53%, 9.91% and 6.09%, respectively. The inflation rate, discount rate and market risk premium used for estimating provision for asset retirement obligations of Antay Pacha at December 31, 2016 were 4.80%, 8.42% and 6.09%, respectively.

13.

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS

The Group's loss before tax from continuing operations is arrived at after charging/ (crediting):

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

Crediting:
Interest income on bank deposits	164	75	39	6

Charging:
Auditors' remuneration:
- Audit fee	800	1,480	2,000	307

Employee benefit expenses (Note 14)	591	715	697	107

Foreign exchange difference, net	354	—	—	—

Depreciation and amortization:
- Property, plant and equipment	4	2	8	1

Operating lease rental:
- Office properties	805	948	747	115

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

14.

EMPLOYEE BENEFITS

The Group’s employee benefits from continuing operations comprise the following:

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

Wages, salaries and allowances	459	565	566	87
Housing funds (a)	38	40	33	5
Contribution to pension plans (a)	92	104	79	12
Welfare and other expenses	2	6	19	3
	591	715	697	107

———————

(a)

According to the PRC state regulations, the employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute a certain percentage of their payroll costs for those qualified urban employees to the central pension scheme as well as the housing funds.

Employee benefits charged to the consolidated statements of profit or loss from continuing operations are analyzed as follows:

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

Total employee benefits accrued for the year	591	715	697	107
Amount charged to the consolidated statement of profit or loss	591	715	697	107

15.

INCOME TAX EXPENSE

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company's Hong Kong subsidiaries have both Hong Kong-sourced and non-Hong Kong-sourced incomes. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2015, 2016 and 2017. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the Law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”) collectively, the tax rate applicable for PRC group entities is 25% (2016: 25%).

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

Bolivia

The Company’s subsidiary in Bolivia before December 29, 2017 is subject to a Bolivian enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

15.

INCOME TAX EXPENSE (CONTINUED)

Loss before income tax consists of:

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

PRC	(1,101)	(1,171)	(1,071)	(165)
BVI	(2,625)	(3,225)	(5,064)	(777)
Hong Kong	(43)	(49)	(44)	(7)

Total loss before income tax for the year from continuing operations	(3,769)	(4,445)	(6,179)	(949)
Total loss before income tax for the year from discontinued operations	(36,176)	(18,591)	(23,817)	(3,660)
	(39,945)	(23,036)	(29,996)	(4,609)

The current and deferred components of income tax expense on the consolidated statements of profit or loss are as follows:

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

Current income tax expense	1,504	—	—	—
Deferred income tax expense	—	—	—	—
Total income tax expense for the year from continuing operations	1,504	—	—	—
Total income tax expense for the year from discontinued operations	—	—	—	—
	1,504	—	—	—

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

15.

INCOME TAX EXPENSE (CONTINUED)

A reconciliation of the income taxes computed at the PRC and Bolivian statutory tax rate of 25% to the actual income tax expense/ (benefit) is as follows:

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

Loss before income tax for the year from continuing operations	(3,769)	(4,445)	(6,179)	(949)
Loss before income tax for the year from discontinued operations	(36,176)	(18,591)	(23,817)	(3,660)
	(39,945)	(23,036)	(29,996)	(4,609)

Tax at the statutory tax rate	25%	25%	25%	25%

Computed income tax benefit	(9,986)	(5,759)	(7,499)	(1,152)
Effect of different tax rates for the Company and overseas subsidiaries	680	820	1,269	195
Effect of the deemed interest income	1,112	—	—	—
Tax losses not recognized	4,927	4,259	6,230	957
Deferred tax assets not recognized	3,407	—	—	—
Non-deductible expenses	972	680	—	—
Others	392	—	—	—

Income tax expense	1,504	—	—	—
Income tax expense from continuing operations at the effective rate	1,504	—	—	—
Income tax expense from discontinued operations at the effective rate	—	—	—	—

As of December 31, 2016 and 2017, the Group had no recognized deferred tax assets, or deferred tax liabilities.

The total amounts of unused tax losses for which no deferred tax assets were recognized amounting to CNY10.89 million and CNY9.24 million (US$1.42 million) as of December 31, 2016 and 2017, respectively. As of December 31, 2017, unused tax losses of CNY4.82 million (US$0.74 million), CNY1.08 million (US$0.17 million), CNY1.10 million (US$0.17 million), CNY1.17 million (US$0.18 million) and CNY1.07 million (US$0.16 million), if unused, will expire by the end of 2018, 2019, 2020, 2021 and 2022 respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

16.

LOSS PER SHARE

Basic and diluted loss per share for the years ended December 31, 2015, 2016 and 2017 are calculated as follows:

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

Loss for the year:
From continuing operations	(5,273)	(4,445)	(6,179)	(949)
From discontinued operations	(36,176)	(18,591)	(23,817)	(3,660)

Weighted average number of common shares:
Basic and diluted	24,910,916	24,910,916	24,910,916	24,910,916

Loss per share
Basic and diluted:
From continuing operations	(0.21)	(0.18)	(0.25)	(0.04)
From discontinued operations	(1.45)	(0.74)	(0.95)	(0.15)
	(1.66)	(0.92)	(1.20)	(0.19)

The Company did not have any potential diluted shares throughout the years. Accordingly, the diluted loss per share amounts were the same as the basic loss per share amounts.

17.

DIVIDEND

No dividend was paid or declared by the Company for the years ended December 31, 2015, 2016 and 2017.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

18.

RELATED PARTY BALANCES AND TRANSACTIONS

The consolidated financial statements include the financial statements of the Company and the subsidiaries listed in the following table:

	Place of incorporation / registration and operations	Nominal value of issued ordinary / registered share capital (CNY)	Percentage of equity attributable to the Company		Principal activities
Name			Direct	Indirect
China Coal Mining Investment Limited	Hong Kong	—	100	—	Investment holding
FMH Corporate Services Inc.	United States	—	100	—	Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	—	—	100	Investment holding
Feishang Mining Holdings Limited	British Virgin Islands	—	100	—	Investment holding
Feishang Yongfu Mining Limited	Hong Kong	—	—	100	Investment holding
Newhold Investments Limited	British Virgin Islands	—	100	—	Investment holding
Pineboom Investments Limited	British Virgin Islands	—	100	—	Investment holding
Shenzhen Feishang Management and Consulting Co., Limited (“Feishang Management”)	PRC/ Mainland China	10,000	—	100	Provision for management and consulting services to other companies in the Group
Silver Moon Technologies Limited	British Virgin Islands	1	80	—	Dormant
Sunwide Capital Limited	British Virgin Islands	—	100	—	Dormant
Yangpu Lianzhong Mining Co., Limited	PRC/ Mainland China	115,008	—	100	Investment holding
Yangpu Shuanghu Industrial Development Co., Limited	PRC/ Mainland China	1,000	—	100	Investment holding
Yunnan Feishang Mining Co., Limited	PRC/ Mainland China	50,000	—	100	Investment holding
Bayannaoer City Feishang Mining Company	PRC/ Mainland China	59,480	—	100	Exploration and development of Lead Mine

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions and balances with related parties:

(a)

Commercial transactions with related parties

		Year Ended December 31,
		2015	2016	2017	2017
		CNY	CNY	CNY	US$
	Notes
CHNR's share of office rental, rates and others to Anka Consultants Limited (“Anka”)	i	918	953	1,316	202
Sales of equipment to Wuhu Industrial	ii	—	—	1,056	162
Purchase of raw ore from Empressa Minera Jacha Uru S.A. (“Jacha Uru”)	iii	11	20	240	37

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

18.

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

(ii)

On February 22, 2017, Wuhu Feishang signed an agreement with Wuhu Industrial, controlled by Mr. Li Feilie, to dispose of certain equipment with the carrying amount of CNY1.06 million (US$0.16 million). The disposal gain was CNY0.05 million (US$0.01 million).

(iii)

In 2015, 2016 and 2017, Antay Pacha purchased copper ores from Jacha Uru, a copper mine located in Bolivia and controlled by Feishang Hesheng until December 29, 2017.

(b)

Balances with related parties

The Group has payables with related parties, which are all unsecured and non-interest-bearing. Balances with related companies are summarized as follows:

	December 31,
	2016	2017	2017
	CNY	CNY	US$

Current:
Payable to related companies:
Jacha Uru (1)	1,298	—	—
Feishang Enterprise (2)	7,832	3,719	572
Feishang Hesheng (3)	11,877	10,028	1,541
	21,007	13,747	2,113
Payable to the Shareholder:
Feishang Group (4)	12,565	11,573	1,779

Feishang Enterprise, Feishang Group, Feishang Hesheng and Jacha Uru are controlled by Mr. Li Feilie, who is the beneficial shareholder of the Company.

———————

(1)

Payable to Jacha Uru by Antay Pacha, for expenditure paid on behalf of Antay Pacha and the purchase of copper ores from Jacha Uru. The balance is repayable when funds are available.

(2)

Payable to Feishang Enterprise by Feishang Management for the net amount of loans from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when funds are available.

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

18.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)

Compensation of key management personnel of the Group

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

Wages, salaries and allowances	322	479	264	41
Housing subsidies	4	—	2	—
Contribution to pension plans	44	22	29	4
	370	501	295	45

The amounts disclosed in the table are the amounts recognized as expenses during the years related to key management personnel.

19.

EQUITY

(a)

Issued capital

	December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$

Authorized:
10,000,000 preferred shares, no par	—	—	—	—
200,000,000 ordinary shares, no par	—	—	—	—

Issued and fully paid:
24,910,916 (2016: 24,910,916) common shares, no par
common shares, no par	312,081	312,081	312,081	47,963

(b)

Other capital reserves

Other capital reserves
CNY

At January 1, 2015	636,960
Deemed contribution from a related party*	55,558
At December 31, 2015, 2016 and 2017	692,518
At December 31, 2017 (US$)	106,432

———————

*

On December 23, 2016, Feishang Hesheng waived a payment of CNY55.56 million indebtedness owed to it by Double Grow (Note 5).

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

19.

EQUITY (CONTINUED)

(c)

Dividend restrictions and reserves

Due to the Group's structure, the payment of dividends is subject to numerous controls imposed under PRC law, including foreign exchange control on the conversion of the local currency into United States dollars and other currencies.

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu Feishang, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually. No amounts were appropriated to the general reserve and enterprise expansion reserve in 2015, 2016 and 2017.

20.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Financial instruments of the Group primarily include cash, certain other current assets, trade payables, other payables and certain accrued liabilities, amounts due from and due to related parties, and an amount due to the Shareholder.

The Group is exposed to credit risk, foreign currency risk, business and economic risk and liquidity risk. The Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarized below.

(a)

Credit risk

The carrying amounts of the Group's cash and cash equivalents and other current assets, except for prepayments, represent the Group's maximum exposure to credit risk in relation to its financial assets.

Cash and cash deposits

The Group maintains its cash and cash deposits primarily with various PRC State-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

20.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(c)

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

(d)

Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and adequate time deposits to meet its liquidity requirements in the short and long term.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

December 31, 2017	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	215	—	—	215
Other payables and accrued liabilities	—	2,481	—	—	2,481
Due to related companies	—	13,747	—	—	13,747
Due to the Shareholder	—	11,573	—	—	11,573
	—	28,016	—	—	28,016

December 31, 2017	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade payables	—	33	—	—	33
Other payables and accrued liabilities	—	382	—	—	382
Due to related companies	—	2,113	—	—	2,113
Due to the Shareholder	—	1,779	—	—	1,779
	—	4,307	—	—	4,307

December 31, 2016	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	2,736	—	—	2,736
Other payables and accrued liabilities	—	12,075	—	—	12,075
Due to related companies	—	21,007	—	—	21,007
Due to the Shareholder	—	12,565	—	—	12,565
	—	48,383	—	—	48,383

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

20.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)

Capital management

There were no interest-bearing debts as at December 31, 2016 and 2017.

21.

COMMITMENTS

(a)

Operating lease

At the end of the reporting period, the Group had commitments for future minimum lease payments under a non-cancellable operating lease in respect of the rented premises which fall due as follows:

	December 31,
	2016	2017	2017
	CNY	CNY	US$

Within the first year	1,337	476	73
After one year but not more than five years	1,542	—	—
Later than five years	1,063	—	—
	3,942	476	73

(b)

Capital commitments

There was no capital commitment as at December 31, 2016 and 2017.

22.

SEGMENT INFORMATION

Prior to the disposal of Wuhu Feishang and Double Grow (Note 3) and acquisition of Bayannaoer Mining (Note 5), the Group operated in operating segments: exploration and mining-non-ferrous metals and copper smelting. As at December 31, 2017, the Company has one operating segment: exploration and mining. The accounting policies for the segment is as described in the summary of significant accounting policies. The Group evaluates performance based on operating earnings of the respective business units. The segment analysis below is provided for the Group's continuing operations, and does not include any amount for discontinued operations, namely the exploration and mining-non-ferrous metals and copper smelting.

Management monitors the results of the Group's operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit/loss, which is a measure of adjusted profit/loss before tax from continuing operations. The adjusted profit/loss before tax from continuing operations is measured consistently with the Group's profit/loss before tax from continuing operations except that interest income, finance costs as well as head office and corporate expenses are excluded from such measurement.

As disclosed in Note 3 to the consolidated financial statements, the Group has disposed of its equity interests of Wuhu Feishang and Double Grow in the exploration and mining-non-ferrous metals segment and copper smelting segment on March 3, 2017 and December 29, 2017, respectively. Accordingly, the exploration and mining-non-ferrous metals segment and copper smelting segment have been classified as discontinued operations and were excluded from the segment information for each of the three years in the period ended December 31, 2017.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

22.

SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2017, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
From continuing operations:
Depreciation and amortization	5	3	8
Operating loss	258	5,946	6,204
Interest income	1	38	39
Finance costs	—	14	14
Loss for the year from continuing operations	257	5,922	6,179

Total assets	705	29,043	29,748
Total liabilities	509	44,744	45,253

	US$
	Exploration and mining	Corporate activities	Total
From continuing operations:
Depreciation and amortization	1	—	1
Operating loss	40	913	953
Interest income	—	6	6
Finance costs	—	2	2
Loss for the year from continuing operations	39	910	949

Total assets	108	4,464	4,572
Total liabilities	78	6,878	6,956

For the year ended December 31, 2016, the segment results were as follows:

	CNY
	Corporate activities	Total
	(Restated)	(Restated)
From continuing operations:
Depreciation and amortization	2	2
Operating loss	4,519	4,519
Interest income	75	75
Finance costs	1	1
Loss for the year from continuing operations	4,445	4,445

Total assets	94,793	94,793
Total liabilities	81,598	81,598

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

22.

SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2015, the segment results were as follows:

	CNY
	Corporate activities	Total
	(Restated)	(Restated)
From continuing operations:
Depreciation and amortization	4	4
Operating loss	3,577	3,577
Interest income	164	164
Finance costs	2	2
Foreign exchange difference, net	354	354
Income tax expense	1,504	1,504
Loss for the year from continuing operations	5,273	5,273

Total assets	111,057	111,057
Total liabilities	128,856	128,856

The reconciliation of loss for the year from continuing operations to net loss is as follows:

	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

Loss for the year from continuing operations	(5,273)	(4,445)	(6,179)	(949)
Loss for the year from discontinued operations	(36,176)	(18,591)	(23,817)	(3,660)
Net loss	(41,449)	(23,036)	(29,996)	(4,609)

23.

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)

Major non-cash transactions

In the year 2016, the Group received deemed contribution from a related party of the Company amounted to CNY55.56 million (Note 19(b)). No major non-cash transactions incurred in the years 2015 and 2017.

(b)

Changes in liabilities arising from financing activities

Due to related companies
CNY

At January 1, 2017	21,007
Changes from financing cash flows	12,630
Decrease arising from disposal of discontinued operations	(18,607)
Changes from operating activities	271
Foreign exchange movement	(1,554)
At December 31, 2017	13,747

24.

SUBSEQUENT EVENTS

The Company has no material subsequent events.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

25.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2016	2017	2017
	CNY	CNY	US$

ASSETS
NON-CURRENT ASSETS
Investments in subsidiaries	694	—	—

CURRENT ASSETS
Amounts due from subsidiaries	26,972	9,266	1,425
Cash and cash equivalents	10,678	13,912	2,138
Other receivables (Note 9(a))	—	9,377	1,441

TOTAL CURRENT ASSETS	37,650	32,555	5,004

TOTAL ASSETS	38,344	32,555	5,004

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	1,398	2,350	361
Due to the Shareholder	12,565	11,573	1,779
Due to a related party	10,766	10,028	1,541

TOTAL CURRENT LIABILITIES	24,729	23,951	3,681

TOTAL LIABILITIES	24,729	23,951	3,681

EQUITY
Issued capital	290,179	290,179	44,597
Other capital reserves	823,581	823,581	126,574
Accumulated losses	(1,089,898)	(1,087,839)	(167,187)
Other comprehensive income	(10,247)	(17,317)	(2,661)

TOTAL EQUITY	13,615	8,604	1,323

TOTAL LIABILITIES AND EQUITY	38,344	32,555	5,004

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

25.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED STATEMENTS OF PROFIT OR LOSS

	December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$

Administrative expenses	(2,380)	(3,216)	(5,055)	(777)
Impairment of investments in subsidiaries	(25,335)	—	—	—
Impairment of an amount due from a subsidiary	(2,821)	—	—	—
Dividend income	31,680	—	—	—
Interest income	130	—	—	—
Profit on disposal of a subsidiary	—	—	7,114	1,093
Profit/ (loss) before income tax	1,274	(3,216)	2,059	316
Profit/ (loss) for the year	1,274	(3,216)	2,059	316

CONDENSED STATEMENTS OF CASH FLOWS

	December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$

Net cash flows used in operating activities	(1,851)	(2,796)	(3,647)	(560)
Net cash flows from investing activities	31,681	—	7,808	1,200
Net cash flows used in financing activities	(33,210)	(276)	—	—
NET (DECREASE)/INCREASE IN CASH	(3,380)	(3,072)	4,161	640
CASH AT BEGINNING OF THE YEAR	14,484	13,062	10,678	1,641
Net foreign exchange difference	1,958	688	(927)	(143)
CASH AT END OF THE YEAR	13,062	10,678	13,912	2,138

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons, accounted for by the equity method, together exceed 25 percent of the consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2017, CNY11.97 million (US$1.84 million) of the restricted capital and reserves were not available for distribution, and therefore, the condensed financial information of the Company has been presented for the years ended December 31, 2015, 2016 and 2017.

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

During the years ended December 31, 2015, 2016 and 2017, no cash dividends were declared and paid by the Company.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

4.25	Mutual Cooperation Agreement dated August 20, 2017 by and between Bayannaoer City Feishang Mining Company Limited and Bayannaoer Jijincheng Mining Co., Ltd.
7	Computation of Ratios for Fiscal Years ended December 31, 2015, 2016 and 2017
8	Subsidiaries of the Registrant
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Press Release dated April 30, 2018