Form 20-F/A
period 2017-12-31
CHINA NATURAL RESOURCES INC
filed 2018-05-25
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐  No ☑

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of China Natural Resources, Inc. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on April 30, 2018. The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL). Exhibit 101 was omitted from the Original 20-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 30, 2018.

Pursuant to Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

1

PART III

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

2

Exhibit No.	Exhibit Description

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

4.23

Deed of Assignment of Loan dated December 29, 2017 by and among the Company, Double Grow International Limited and Shanghai Kangzheng Investment Management Co., Ltd. (included as Schedule 3 of Exhibit 10.1 to the Current Report on Form 6-K furnished on January 3, 2018, and incorporated herein by reference).

4.24

Promissory Note dated December 29, 2017 from Shanghai Kangzheng Investment Management Co., Ltd. in favor of the Company (included as Schedule 4 of Exhibit 10.1 to the Current Report on Form 6-K furnished on January 3, 2018, and incorporated herein by reference).

4.25

Mutual Cooperation Agreement dated August 20, 2017 by and between Bayannaoer City Feishang Mining Company Limited and Bayannaoer Jijincheng Mining Co., Ltd. (included as Exhibit 4.25 to Annual Report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

6

Computation of Earnings Per Share for Fiscal Year ended December 31, 2017 (contained in Financial Statements included with Annual Report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

7

Computation of Ratios for Fiscal Years ended December 31, 2015, 2016 and 2017 (included as Exhibit 7 to Annual Report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

8	Subsidiaries of the Registrant (included as Exhibit 8 to Annual Report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).
11	Code of Ethics (included as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).
12.1

CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included as Exhibit 12.1 to Annual Report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

12.2

CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included as Exhibit 12.2 to Annual Report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

13.1

CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included as Exhibit 13.1 to Annual Report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

13.2

CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included as Exhibit 31.2 to Annual Report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

99.1	Press Release dated April 30, 2018 (included as Exhibit 99.1 to Annual Report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).
101.INS	XBRL Instance Document*.
101.SCH	XBRL Taxonomy Extension Schema Document*.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*.

———————

*  Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to Annual Report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: May 25, 2018	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO