Form 20-F
period 2018-12-31
CHINA NATURAL RESOURCES INC
filed 2019-04-30
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2018
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 24,910,916 common shares as of December 31, 2018.

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

Yes ☐  No ☑

CONVENTIONS

Unless otherwise specified, all references in this Annual Report to “U.S. Dollars,” “Dollars,” “US$,” or “$” are to United States dollars; all references to “Hong Kong Dollars” or “HK$” are to Hong Kong dollars; and all references to “Renminbi” or “CNY” are to Chinese Yuan, which is the lawful currency of the People's Republic of China. The accounts of the Company and its subsidiaries are maintained in Hong Kong Dollars, or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars, and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “CNY Exchange Rate”) as quoted by www.ofx.com on December 31, 2018, which was US$1.00 = CNY6.8785. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2018. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

References to “Antay Pacha” are to Planta Metalurgica Antay Pacha S.A., a company organized in Bolivia and, until December 29, 2017, an indirect wholly-owned subsidiary of CHNR.

References to “Bayannaoer Mining” are to Bayannaoer City Feishang Mining Company Limited, a company organized in the PRC and a wholly-owned subsidiary of Yangpu Shuanghu.

References to the “BVI” are to the British Virgin Islands.

References to “China Resources” are to China Resources Development, Inc., a Nevada company and the predecessor to CHNR.

References to the “Company” or “CHNR” are to China Natural Resources, Inc. (formerly known as Billion Luck Company Ltd.), a BVI company, which was the surviving company to a merger between China Resources and CHNR on December 9, 2004 (the “Redomicile Merger”). Unless the context otherwise requires, the Company and/or CHNR includes the operations of its predecessor and subsidiaries.

References to “common shares” are to the common shares, without par value, of CHNR after the Redomicile Merger.

References to “common stock” are to the common stock, US$0.001 par value, of China Resources.

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

References to “Feishang Anthracite” are to Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited), a company organized in the BVI whose ordinary shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on January 22, 2014; and, until January 22, 2014, a wholly-owned subsidiary of CHNR.

References to “Feishang Dayun” are to Feishang Dayun Coal Mining Limited, a company organized in Hong Kong and a wholly-owned subsidiary of Pineboom.

References to “Feishang Enterprise” are to Feishang Enterprise Group Co., Ltd., a related company organized in the PRC and controlled by Mr. Li Feilie, the principal beneficial owner of the Company and its former Chairman and CEO.

References to “Feishang Hesheng” are to Feishang Hesheng Investment Limited, a related company organized in the BVI that is ultimately controlled by Mr. Li Feilie.

i

References to “Feishang Management” are to Shenzhen Feishang Management and Consulting Co., Limited, a company organized in the PRC and a wholly-owned subsidiary of Yunnan Mining.

References to “Feishang Mining” are to Feishang Mining Holdings Limited, a company organized in the BVI and, since February 3, 2006, a wholly-owned subsidiary of CHNR.

References to “Feishang Group” are to Feishang Group Limited, CHNR’s principal shareholder and a company organized in the BVI that is ultimately controlled by Mr. Li Feilie.

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

References to the “Group” are to the Company and its direct and indirect subsidiaries.

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

References to the “Related-Party Debtholders” are to the companies affiliated with Mr. Li Feilie, CHNR’s principal beneficial owner, including without limitation, Feishang Enterprise and Feishang Group.

References to “Series B preferred shares” are to the Series B preferred shares, without par value, of CHNR, after the Redomicile Merger.

References to “Series B preferred stock” are to the Series B preferred stock, US$.001 par value, of China Resources.

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

ii

Forward-Looking Statements

This Annual Report contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements appear in a number of places in this Annual Report and include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, uncertainties associated with metal price volatility; uncertainties related to our ability to fund operations; uncertainties associated with the Company’s reliance on third-party contractors, uncertainties related to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in Item 3.D. of this Annual Report under the heading “Risk Factors.” With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

iii

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

No disclosure is required in response to this Item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure is required in response to this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial information as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

On February 3, 2006, we consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining (the “Acquisition”). The Acquisition was accounted for using the purchase method of accounting and was treated as a reverse acquisition because on a post-merger basis, the former Feishang Mining shareholder holds 86.4% of our outstanding common shares. As a result, Feishang Mining is deemed to be the acquirer for accounting purposes. We have retroactively restated our issued share capital to reflect the acquisition by Feishang Mining. The selected financial data are stated in CNY and are derived from the audited consolidated financial statements of the Company for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, prepared and presented in accordance with IFRSs. Details of the Company’s acquisition of Feishang Mining are described elsewhere in this Annual Report.

Ernst & Young Hua Ming LLP, which has been engaged as our independent registered public accounting firm for the years ended December 31, 2016, 2017 and 2018, has issued unqualified auditor's reports on our consolidated statements of financial position as of December 31, 2016, 2017 and 2018, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the years ended December 31, 2016, 2017 and 2018.

The statements of profit or loss data for each of the years ended December 31, 2016, 2017 and 2018 and the statements of financial position data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements included in Part III, Item 18, “Financial Statements” of this Annual Report. The statements of financial position data as of December 31, 2014, 2015 and 2016 and the statements of profit or loss data for the years ended December 31, 2014 and 2015 are derived from our audited consolidated financial statements that are not included in this Annual Report. Our historical results are not necessarily indicative of our results in any future period.

In accordance with IFRS 5, consolidated statements of profit or loss have been restated retrospectively for all periods presented due to the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of the Company’s wholly-owned subsidiary, Feishang Anthracite, which operated the Company’s coal mining and related business. The Spin-Off was completed on January 22, 2014. The coal mining and related operations are therefore presented as “discontinued operations” in the consolidated statements of profit or loss for the year ended December 31, 2014.

Moreover, consolidated statements of profit or loss have been restated retrospectively for the years ended December 31, 2014, 2015 and 2016 due to the disposal of Wuhu Feishang and Double Grow on March 3, 2017 and December 29, 2017, respectively. Wuhu Feishang and Double Grow were the primary contributors to the Group’s exploration and mining of non-ferrous metals segment and copper smelting segment, respectively, which represented a separate major line of business with separately identifiable operations and cash flows. Accordingly, the results of Wuhu Feishang and Double Grow are classified and separately reported as “discontinued operations” in the consolidated statements of profit or loss for the year ended December 31, 2017. The comparative amounts reported in the consolidated statements of profit or loss and related notes have been revised accordingly to reflect the reclassification between continuing operations and the discontinued operations. In addition, the gains recognized on the disposal of Wuhu Feishang and Double Grow are included in the results of the discontinued operations.

	Amounts in thousands, except share amounts and per share data
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2016	2017	2018
	CNY	CNY	CNY	CNY	CNY

Consolidated Statements of Profit or Loss Data
Continuing operations
Revenue	—	—	—	—	—
Cost of sales	—	—	—	—	—
Gross profit	—	—	—	—	—

Profit/(loss) before income tax from continuing operations	11,290	(3,769)	(4,445)	(6,179)	(6,176)

Profit/(loss) for the year from continuing operations attributable to:
Owners of the Company	6,280	(5,273)	(4,445)	(6,179)	(6,176)
Non-controlling interests	—	—	—	—	—
	6,280	(5,273)	(4,445)	(6,179)	(6,176)

Loss for the year from discontinued operations attributable to:
Owners of the Company	(49,428)	(36,176)	(18,591)	(23,817)	—
Non-controlling interests	(783)	—	—	—	—
	(50,211)	(36,176)	(18,591)	(23,817)	—

Loss attributable to:
Owners of the Company	(43,148)	(41,449)	(23,036)	(29,996)	(6,176)
Non-controlling interests	(783)	—	—	—	—
	(43,931)	(41,449)	(23,036)	(29,996)	(6,176)

Loss per share attributable to owners of the Company: Basic
For profit/(loss) from continuing operations	0.27	(0.21)	(0.18)	(0.25)	(0.25)
For loss from discontinued operations	(2.00)	(1.45)	(0.74)	(0.95)	—
	(1.73)	(1.66)	(0.92)	(1.20)	(0.25)

Diluted
For profit/(loss) from continuing operations	0.27	(0.21)	(0.18)	(0.25)	(0.25)
For loss from discontinued operations	(2.00)	(1.45)	(0.74)	(0.95)	—
	(1.73)	(1.66)	(0.92)	(1.20)	(0.25)

Weighted average number of shares outstanding
Basic	24,910,916	24,910,916	24,910,916	24,910,916	24,910,916
Diluted	24,910,916	24,910,916	24,910,916	24,910,916	24,910,916

	Amounts in thousands, except share amounts and per share data
	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2016	2017	2018
	CNY	CNY	CNY	CNY	CNY

Consolidated Statements of Financial Position Data
Total assets	80,662	111,057	94,793	29,748	7,743
Current assets	63,150	57,580	36,242	29,411	7,468
Current liabilities	37,827	123,889	76,296	45,253	29,541
Total equity/ (deficiency in assets)	23,240	(17,799)	13,195	(15,505)	(21,798)
Equity/ (deficiency in assets) attributable to owners of the Company	23,240	(17,799)	13,195	(15,505)	(21,798)
Capital stock	312,081	312,081	312,081	312,081	312,081

The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Company’s Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly-owned foreign enterprises and sino-foreign joint venture companies as reflected in its statutory financial statements are to be allocated to either (i) each of the general reserve, enterprise expansion reserve and staff bonus and welfare reserve, respectively, or (ii) statutory reserve, as determined by the resolution of the Board of Directors annually. Prior to the Acquisition, the Board of Directors of Wuhu Feishang declared and paid dividends of CNY44.01 million and CNY38.46 million on February 28, 2005 and January 27, 2006, respectively. Wuhu Feishang declared dividends of CNY127.10 million to its parent on April 27, 2012 which were paid in 2013. On June 28, 2013, Feishang Mining declared and paid dividends of HK$155.00 million to the Company. On September 24, 2014, Wuhu Feishang declared dividends of CNY39.24 million to its parent which were paid in 2015. On May 19, 2015, Feishang Mining declared and paid dividends of HK$39.50 million to the Company.

Exchange Rates

The Company’s reporting currency is Renminbi. Translations of amounts from Renminbi to U.S. Dollars are for the convenience of the reader. The following table provides information concerning the exchange rate of Renminbi for U.S. Dollars for each of the preceding five years, and for each month during the preceding six months. The rates of exchange for 2014 are the rates quoted by Bloomberg L.P. The rates of exchange for 2015 are the rates quoted by www.oanda.com. The rates of exchange for 2016 to 2018 and the preceding six months are the rates quoted by www.ofx.com. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China, the PRC’s central bank. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

The exchange rate on April 25, 2019 was US$1.00 = CNY6.7431.

The following table reflects the high and low exchange rates for each month during the previous six months:

MONTH	Oct-18	Nov-18	Dec-18	Jan-19	Feb-19	Mar-19

High	6.9758	6.9636	6.9590	6.8785	6.7924	6.7391
Low	6.8688	6.8909	6.8370	6.7004	6.6872	6.6946

The following table reflects the average exchange rate for each of the preceding five years, calculated by using the average of the exchange rates on the last day of each month during the period:

YEAR	2014	2015	2016	2017	2018

High	6.2598	6.4917	6.9597	6.9610	6.9758
Low	6.0406	6.0933	6.4490	6.4642	6.2637
Average for period	6.1711	6.2436	6.6551	6.7404	6.6363

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

We are in the exploration stage at Moruogu Tong Mine located in the Inner Mongolia Autonomous Region of the PRC, and, at this stage, we cannot predict whether ore can be mined on a profitable basis. During the exploration stage, the mine incurs operating expenses but does not yet generate revenues for the Company. The Company intends to fund mine exploration, construction and development through bank borrowings, funds received pursuant to its Cooperation Agreement with Bayannaoer Jijincheng Mining Co., Ltd. (“Jijincheng Mining”), and loans from a related party. To date, the exploration program has indicated the presence of a “mid-size” deposit of lead and silver ore and resources sufficient in quantity and quality to warrant further exploration designed to confirm and increase measured resources, with the prospect of identifying other minable metal resources such as copper.

Further exploration is subject to negotiation with Jijincheng Mining (based on a number of factors including, inter alia, the economic, geological and technical viability) as to whether to continue exploration of potential copper resources in 2019, and a final appraisal and application for mining rights will be scheduled thereafter. While the results of preliminary prospecting suggest that Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, we cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. In the event that further exploration and analysis does not confirm initial findings, continued activities in furtherance of revenue-producing mining operations at Moruogu Tong Mine will cease.

Moruogu Tong Mine is currently being explored under an agreement which effectively reduces our share in any future profits from mineral extraction at the mine.

On August 20, 2017, Bayannaoer Mining entered into a mutual cooperation agreement (the “Cooperation Agreement”) with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support for the operating expenses of Moruogu Tong Mine during the exploration stage, and the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration works conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain to be negotiated between the parties. There is no assurance that the details of the arrangement that remain to be negotiated will be resolved in a manner satisfactory to the Company.

Our estimates of the reserves contained in Moruogu Tong Mine are based upon protocols not generally recognized in the United States and the various assumptions underlying our estimates may be inaccurate.

Moruogu Tong Mine is the subject of a geological survey prepared in conformity with procedures and protocols recognized in the PRC. These procedures and protocols are different from those generally recognized in the United States. In addition, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable, and the economic value of ore reserves may be adversely affected by price fluctuations in the metal market, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction. The exploration program at Moruogu Tong Mine has indicated the presence of a “mid-size” deposit of lead and silver ore and resources sufficient in quantity and quality to warrant further exploration designed to confirm and increase measured resources. If the assumptions upon which we conduct the reserve study prove to be inaccurate, we may reach incorrect conclusions as to the nature and extent of resources present at Moruogu Tong Mine.

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

For the three years ended December 31, 2016, 2017 and 2018, we incurred operating losses from continuing operations of CNY4.52 million, CNY6.20 million and CNY6.21 million (US$0.90 million), respectively. Our operating losses mainly represented exploration expenses in Moruogu Tong Mine, as well as administrative expenses such as legal and professional fees, rental and office expenses. Our profitability is dependent upon many factors, including our ability to fund our exploration and operating expenses, produce metal outputs, and sell our production outputs to third parties. Other factors, such as uncertainty over the demand and market price for lead, silver and other metals, are outside of our control. There is no assurance that we will be successful in our efforts to achieve profitability.

We do not currently generate revenues from operations; we will have to fund operating expenses until we are able to generate sufficient revenue to pay them.

We do not currently generate revenues from operations. We will continue to incur operating expenses prior to the commencement of revenue-producing activities, and we intend to fund those expenses from the proceeds of loans from our Related-Party Debtholders, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary, bank borrowings. If we encounter delays prior to the commencement of revenue production in our mining operations, we will be required to fund operating expenses longer than expected. There is no assurance that we will be able to secure amounts sufficient to fund our operating expenses until such time as we are able to generate revenues sufficient to pay those expenses.

Any failure to achieve and maintain effective internal control could have material adverse effect on our business, results of operations and the market price of our shares.

The United States Securities and Exchange Commission (“SEC”), as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act (“SOX”), adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, under certain circumstances, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting as of December 31, 2018 was effective. However, we cannot assure you our management will not identify material weaknesses in the future during the Section 404(a) process or our independent public registered accounting firm will not identify material weaknesses during the Section 404(b) process if it was performed in the current year or in the future or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth, and recent statistics have, indeed, suggested that China’s high annual economic growth will slow down. According to China National Bureau of Statistics released data, China's consumer price index (CPI) remained stable for 2018, rising 2.1 percent year on year — well below the government's 3.0 percent target. As CPI is the main gauge of inflation, the lower than targeted CPI increase reflects that inflation in China remains largely in check.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the BVI. As a result of our holding company structure, divdends and other distributions to our shareholders, if any, will depend primarily upon dividend payments from our subsidiaries. However, PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits as certain reserve funds according to PRC accounting standards and regulations. The PRC government also imposes controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt in the future, the debt covenants may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive dividend from the operating companies due to contractual or other limitations on the payment of dividends, we may be unable to pay dividends or make other distribuions on our common shares.

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

See Item 10.D. “ADDITIONAL INFORMATION – Exchange Controls” for further details of exchange controls in the PRC.

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

In 2018, the annual cumulative depreciation of the exchange rate of the Renminbi against the U.S. dollar was 5.71%. Since the beginning of 2019 to March 31, 2019, the exchange rate of the Renminbi against the U.S. dollar appreciated by 2.42%.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms fail to meet specified criteria, during a period of four years starting from the settlement date, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Additional remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of additional proceedings against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NASDAQ Stock Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States.

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

We are a foreign private issuer and are not required to file as much information about us as domestic issuers are required to file. In this regard:

•

we are not required to file quarterly reports on Form 10-Q and our annual reports on Form 20-F are subject to disclosure requirement that differ from annual reports on Form 10-K;

•

we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures;

•

the SEC proxy statement and information statement rules do not apply to us; and

•

our officers, directors and principal shareholder are not required to file reports under Section 16 of the Exchange Act detailing their beneficial ownership of our shares; and they are not subject to the shortswing profit provisions under Section 16.

Since there is generally greater information available about domestic issuers than about foreign private issuers such as us, it may be more difficult to make investment decisions about us.

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

•

while executive compensation is recommended by our Compensation Committee which is comprised of independent directors, the compensation of our executive officers is ultimately determined by the Board of Directors rather than an independent committee of the board or by the independent members of the Board of Directors;

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

Due to an exemption from NASDAQ rules applicable to “foreign private issuers,” our related party transactions may not receive the type of independent review process that other NASDAQ-listed companies receive; the terms of these transactions are not negotiated at arms-length and may not be as favorable as could be obtained from unrelated parties.

We have historically engaged in a substantial number of transactions with related parties in the ordinary course of business, predominantly with our principal beneficial owner and former Chairman and Chief Executive Officer and/or companies that he owns or controls. These transactions are described in greater detail elsewhere in this Annual Report. In general, NASDAQ rules require that related party transactions be reviewed by an audit committee or other committee comprised of independent directors. However, under NASDAQ rules applicable to foreign private issuers such as our company, we are exempt from certain NASDAQ requirements, including requirements applicable to independent director review of related party transactions. This exemption is available to us because the laws of the British Virgin Islands, our home jurisdiction, do not mandate independent review of related party transactions.

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

Mr. Li Feilie, beneficial owner of a majority of our outstanding common shares, beneficially owns approximately 59% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and holds a substantial amount of the Company’s debt (see Item 7.B. “MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions,” below). Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this Annual Report under Item 6.E. “DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Share Ownership.”

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

Our articles of association contain provisions which eliminate the liability of our directors for monetary damages to us and to our stockholders to the maximum extent permitted under the corporate laws of the BVI. We may provide contractual indemnification obligations under agreements with our directors, officers and employees. These indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors, officers and employees for breach of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit us Company and our shareholders.

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

SAT issued an announcement in February 2015, i.e., the Notice of SAT on Several Issues Concerning the Corporate Income Tax on the Indirect Transfers of Properties by PRC Non-Residents or “Circular7,” which abolishes certain provisions in SAT Circular 698 as well as certain other rules providing clarification on Circular 698 and stipulates in greater detail how to evaluate the “reasonable commercial substance.” Circular 7 provides comprehensive guidelines relating to, and also heightens the PRC tax authorities’ scrutiny over, indirect transfers by a non-resident enterprise of assets (including equity interest) of a PRC resident enterprise (“PRC Taxable Assets”). Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non- PRC resident enterprise may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax.

On October 17, 2017, SAT issued the Announcement on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source (the “Circular 37”), which was implemented on December 1, 2017.  Circular 37 replaced and supplemented certain previous provisions in Circular 7 and further reduced the burden of a withholding obligator who is a non-resident enterprise and transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets, such as revocation of contract filing requirements and tax liquidation procedures, strengthens the cooperation of tax authorities in different places, and clarifies the calculation of tax payable and mechanism of foreign exchange. Pursuant to Circular 37, where the income on which enterprise income tax shall be withheld at source as obtained by a non-resident enterprise are dividends, bonuses or other income from equity investments, the date when the obligation of withholding the relevant payable taxes occurs shall be the date of the actual payment of the dividends, bonuses or income from other equity investments.

It remains uncertain whether any of our transactions involving PRC taxable assets outside of the PRC will be reclassified by applying Circular 7 and Circular 37. If any of our transactions involving PRC taxable assets outside of the PRC constitutes an indirect transfer of the PRC taxable assets and is subject to the enterprise income tax obligation under Circular 7 and Circular 37, the amount of the enterprise income tax shall be calculated based on the “ income from the transfer” (the difference between the consideration for transfer and costs of equity interests) and applicable tax rate (a withholding tax rate of 10% shall be applicable, unless otherwise provided in the relevant tax treaty). However, as Circular 7 and Circular 37 became effective in February 2015 and December 2017, respectively, after completion of the Spin-Off, and are not retrospective, we believe the risk is remote.

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

Reverse Acquisition of Feishang Mining

On February 3, 2006, the Company consummated the Acquisition of all of the issued and outstanding capital stock of Feishang Mining. Feishang Mining beneficially owns 100% of the capital stock of Wuhu Feishang, a company established under the laws of the PRC, which is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. We acquired the capital stock of Feishang Mining from Feishang Group, a BVI company. Feishang Group is ultimately controlled by its sole beneficial owner, Mr. Li Feilie, our principal beneficial owner and our former Chief Executive Officer and Chairman. In consideration for our receipt of the shares of Feishang Mining, the Company issued 9,980,593 of its common shares to Feishang Group, representing approximately 86.4% of the Company’s then issued and outstanding common shares (after giving effect to the exchange of 320,000 outstanding preferred shares for 320,000 common shares), and issued to Feishang Group warrants (the “Warrants”) to purchase an additional 4,500,000 common shares. Ching Lung Po, director, Chief Executive Officer and Chairman of the Company resigned at the closing of the Acquisition, and Mr. Li Feilie, Chairman of Feishang Mining, was appointed as director, Chief Executive Officer and Chairman of the Company. The Company’s other directors and executive officers were not changed as a result of the Acquisition. The Warrants were fully exercised by Feishang Group, our principal shareholder, and the Company received gross proceeds of US$8,000,000, US$6,750,000 and US$5,000,000 in connection therewith during the years ended December 31, 2008, 2009 and 2010, respectively.

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

Exploration Activities in Inner Mongolia

The Board of Directors has determined to focus the Company’s resources on metals explorations and mining activities and other business opportunities in the PRC. We are currently exploring for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC.

In November 2017, we acquired all of the issued and outstanding capital stock of Bayannaoer Mining for a purchase price of CNY716,900. Bayannaoer Mining holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. The exploration permit evidences Bayannaoer Mining’s right to explore for minerals at Moruogu Tong Mine (see “BUSINESS SEGMENT – Metal Exploration Activities in Inner Mongolia,” below). Initial results of the exploration program indicate the presence of a “mid-size” deposit of lead and silver ore and resources sufficient in quantity and quality to warrant further exploration, which is designed to confirm and increase measured resources, and identify other minable metal resources such as copper. We anticipate that our working capital and capital expenditures for our exploration activities will be funded through internally generated cash in prior years, non-interest bearing loans from related parties, and funds provided pursuant to the Cooperation Agreement.

Other Matters

During 2018, we invested CNY5.00 thousand (US$0.73 thousand) in capital expenditures.

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

The SEC maintains an Internet website that contains reports, information statements and other documents that we furnish to or file with the SEC. Those documents may be viewed, downloaded and/or printed. The address of the SEC website is http://sec.gov.

We maintain a company website at http://www.chnr.net. The information on our website is not a part of this report.

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

The purchase price for all of the issued and outstanding capital shares of Bayannaoer Mining (the “BM Acquired Shares”) is CNY716,900, which is approximately equal to the net asset value of Bayannaoer Mining as of September 30, 2017. The purchase price was paid by delivery to Feishang Enterprise and Shenzhen Chaopeng of Yangpu Shuanghu’s several promissory notes (the “Notes”) in the aggregate principal amount of CNY716,900, payable without interest. The Notes were paid in December 2017.

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

Feishang Enterprise and Shenzhen Chaopeng are each beneficially owned by Mr. Li Feilie, the principal beneficial owner of the Company, and members of his family. Mr. Li is also the former Chief Executive Officer and Chairman of the Company and currently serves as an executive officer and director of certain subsidiaries of the Company (see Item 7.B. “MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions,” below). Wong Wah On Edward, the Chief Executive Officer and Chairman of the Company, and Bonaventure Yue, the Company’s Chief Financial Officer and a Director, are each also executive officers of Feishang Enterprise and/or certain of its affiliates.

The foregoing description of the Acquisition Agreements is only a summary and is qualified in its entirety by reference to the Acquisition Agreements, copies of which have been translated into English and incorporated by reference as Exhibits 4.16 and 4.17, respectively, to this Annual Report.

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

Lead is an internationally traded commodity, the price of which is effectively established on commodity markets throughout the world. During 2018, world lead production output increased steadily, especially in the second half of the year, but lead was still in short supply globally for most of the year. In China, lead imports have surged since 2017 and remained high during 2018. Due to the global economy upturn, lead prices have increased rapidly since mid-2016. During 2018, lead prices remained volatile at relatively high levels, but generally followed a decreasing trend. It reached an annual high of CNY20,810 (US$3,025) per tonne in June 2018 before it started to decline. The closing price at the end of 2018 was CNY18,050 (US$2,624) per tonne, representing a decrease of approximately 6% compared with the opening price at the beginning of the year.

The following table shows the world refined production and world refined usage of lead over the past five years:

	2014	2015	2016	2017	2018

World refined production (in thousand tonnes)	11,139	10,310	10,832	11,678	11,817
World refined usage (in thousand tonnes)	11,127	10,244	10,828	11,857	11,972
China’s refined production (in thousand tonnes)	4,946	4,068	4,483	5,028	4,955
China’s refined usage (in thousand tonnes)	4,951	4,076	4,447	5,144	5,145
LME average price (US$/tonne)	1,857	1,783	2,015	2,531	2,021
SHFE average price (CNY/tonne)	12,375	13,145	17,555	19,160	18,005

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

Silver is an internationally traded commodity, the price of which is effectively established on commodity markets throughout the world. Before 2018, silver was in short supply globally, but excess supply occurred in 2018 due to sluggish industrial demand and a slowing global economy. Silver prices have been declining since 2011. Although a slight rebound occurred in 2016, the downward trend continued in the second half of 2016. During 2018, silver prices remained volatile at relatively low levels and generally followed a decreasing trend. It reached an annual high of CNY3,939 (US$573) per kg in January 2018 before it started to decline. The closing price at the end of 2018 was CNY3,700 (US$538) per kg, representing a decrease of approximately 5% compared with the opening price at the beginning of the year.

The following table shows the world refined production and world refined usage of silver over the past five years:

	2014	2015	2016	2017	2018

World production from mines (in tonnes)	27,112	27,406	26,147	25,043	24,071
World total production (in tonnes)	32,680	32,338	31,324	31,103	31,041
World total demand (in tonnes)	34,783	35,815	31,968	30,360	30,170
COMEX average price (US$/oz)	15.6	13.8	16.0	17.1	15.5
SHFE average price (CNY/kg)	3,524	3,294	4,102	3,885	3,674

———————

Source: COMEX, SHFE, Wind Economic Database.

Metal Exploration Activities

Overview of Bayannaoer Mining

Bayannaoer Mining was established in 2005 to engage in mineral exploration activities in Bayannaoer City, located in the Inner Mongolia Autonomous Region of the PRC. The registered capital of Bayannaoer Mining is CNY59.48 million, approximately 98.32% of which was contributed by Feishang Enterprise and approximately 1.68% by Shenzhen Chaopeng.

In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of Inner Mongolia Autonomous Region. Following completion of preliminary exploration activities and evaluation, management determined to retain exploration rights solely to Moruogu Tong Mine; and, to date, has received a series of license renewals. Total exploration expenses (other than non-current assets and administrative expense) incurred to date amount to approximately CNY35.50 million. The current exploration permit for Moruogu Tong Mine runs from September 14, 2017 to September 13, 2019 and covers a site area of 10.43 square kilometers.

Moruogu Tong Mine is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. In 2006, Bayannaoer Mining engaged the Land and Resources Exploration and Development Institute of Inner Mongolia to carry out prospecting, including geophysical and drilling works; and, to date, has incurred exploration expenses of approximately CNY16.70 million, which were paid from internal funds. To date, the exploration program at Moruogu Tong Mine primarily involved the completion of mine geological surveying and mapping at 1:2000 covering an area of 2.73 square kilometers, which included trenching exploration works totaling 982.94 cubic meters in nine trenches and 76 drill holes for a total of 22,272.86 meters. 1,467 different samples, including basic analysis samples, chemical analysis samples, spectra samples and aqueous analysis samples, etc., were collected during the exploration program.

Initial results of the exploration program indicate the presence of a “mid-size” deposit of lead and silver ore and resources sufficient in quantity and quality to warrant further exploration designed to confirm and increase measured resources, with the prospect of identifying other minable metal resources such as copper. Further exploration is subject to negotiation with Jijincheng Mining (based on a number of factors including, inter alia, the economic, geological and technical viability of mining) as to whether to continue exploration of potential copper resources in 2019. Thereafter, a final appraisal and application for mining rights will be scheduled.

The future budgeted amount for the exploration project, including drilling expenses, site construction costs, grassland compensation fees and simple infrastructure construction costs, is anticipated to be approximately CNY11.40 million. This project is expected to be financed by bank borrowings, funds received pursuant to the Cooperation Agreement, and loans from a related party. While the results of preliminary prospecting suggest that Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, the Company cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. It is possible that further exploration and analysis will not confirm initial findings and that continued activities in furtherance of mining operations will cease.

Mutual Cooperation Agreement

On August 20, 2017, Bayannaoer Mining entered into the Cooperation Agreement with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support by Jijincheng Mining for the operating expenses of Moruogu Tong Mine during the exploration stage, and the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration works conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain the subject of continuing discussion between the parties. To date, total exploration expenses paid by Jijincheng Mining amount to approximately CNY6.70 million.

The foregoing description of the Cooperation Agreement is only a summary and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which has been translated into English and incorporated by reference as Exhibit 4.21 to this Annual Report.

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

Government Regulation of Mineral Exploration Activities

Under the “Mineral Resources Law,” all mineral resources in the PRC are owned by the State. Exploration and mining rights granted by the State permit recipients to conduct exploration or mining activities in a specific mining area during the specified license period. Although Bayannaoer Mining believes its exploration licenses will continue to be renewed, as necessary, there can be no assurance that such will be the case or that Bayannaoer Mining will be able to obtain a mining license in the future and exploit the entire mineral resources of Moruogu Tong Mine during its license period. If Bayannaoer Mining fails to renew its exploration rights upon expiry or if it cannot obtain a mining license and effectively extract the resources within the license period, the operation and performance of Bayannaoer Mining will be adversely affected.

Bayannaoer Mining’s exploration permit entitles it to undertake exploration activities in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Bayannaoer Mining is required to complete a prospecting report and a final appraisal and file with the relevant government authority before it can apply for mining rights and proceed to mine construction. A mining rights permit entitles the holder to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Holders are required to submit a mining proposal and feasibility studies to the Land and Resources Department of Inner Mongolia Autonomous Region. Entities seeking mining rights are also obligated to pay natural resources fees and resources compensation fees in relation to sales of metal concentrates.

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

The laws and regulations governing environmental protection require each applicant to lodge environmental impact statements for a construction project with the environmental protection bureaus at the county level. These statements must be filed prior to the commencement of construction, expansion or modification of a project. The environmental protection bureaus inspect new production facilities and determine compliance with applicable environmental standards, prior to the commencement of operations.

The “Environmental Protection Law” requires all operations that may cause pollution or produce other hazards to take environmental protection measures and to establish an environmental protection responsibility system. Such system includes the adoption of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Entities discharging pollutants must report to and register with the Ecology and Environment Department of Inner Mongolia Autonomous Region.

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

NON-BUSINESS SEGMENT – Corporate Activities

Active Subsidiaries

Feishang Management

Feishang Management was incorporated in the PRC in October 2008. It is a wholly-owned subsidiary of Yunnan Mining and was engaged in providing of management and consulting services to the other companies in the Group. Feishang Management currently serves as a cost center for the Group.

Inactive Subsidiaries

The following subsidiaries are not currently engaged in active operations but remain in good standing in their home jurisdictions and are poised to participate in future opportunities, should they arise:

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

The CNY1.00 million purchase price for the WH Equity Interests was delivered to WH Sellers, and WH Sellers delivered the WH Equity Interests to WH Purchaser, at a closing held on March 3, 2017, following receipt of regulatory approval for transfer of the WH Equity Interests to WH Purchaser. Pursuant to the WH Purchase Agreement:

•

Wuhu Feishang remains responsible for all of its liabilities and financial obligations other than those expressly undertaken by WH Sellers.

•

WH Sellers established a joint bank account and WH Purchaser contributed CNY3.00 million into the account as an earnest money deposit. The account will also include funds to be deposited by Wuhu Feishang to fund certain of Wuhu Feishang’s on-going financial obligations under the WH Purchase Agreement. The funds in the account will be disbursed with the approval of WH Sellers, upon the attainment of milestones and in the manner described in the WH Purchase Agreement.

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

On December 23, 2016, Feishang Hesheng waived payment of a US$8,000,000 indebtedness owed to it by Double Grow.

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

The DG Purchase Agreement provides that the purchase price for the DG Equity Interests is US$2,641,129 (the “Purchase Price”), including the payment of US$1,441,129 in indebtedness of Double Grow to the Company. The Purchase Price was paid (a) US$1,200,000 in cash, delivered in December 2017, and (b) US$1,441,129 by the DG Purchaser’s delivery of its promissory note payable, without interest, on January 28, 2018 (the “Note”). At the time the DG Purchase Agreement was signed, the parties also executed a Deed of Assignment of Loan (the “Deed of Assignment”) pursuant to which the Company assigned to the DG Purchaser its right to receive repayment of the US$1,441,129 loan from Double Grow. Following the disposition, the Company ceased its copper smelting business in Bolivia.

The Board of Directors authorized the DG Purchase Agreement following its determination to focus its resources on metals mining and other business operations in the PRC. Following disposition of the DG Equity Interests in Double Grow, CHNR’s operations consist of the exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC.

The foregoing description of the DG Purchase Agreement is only a summary and is qualified in its entirety by reference to the DG Purchase Agreement, a copy of which has been translated into English and incorporated by reference as Exhibit 4.18 to this Annual Report.

DISCONTINUED SEGMENT - Coal-Mining and Related Businesses

On December 31, 2013, the Board of Directors approved a conditional special interim dividend to the shareholders of CHNR satisfied by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to all shareholders of CHNR in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Pursuant to the Distribution, each shareholder of CHNR became entitled to five shares of Feishang Anthracite for every share of CHNR held on the Distribution Record Date. Following completion of the Distribution, CHNR no longer holds any shares in Feishang Anthracite and discontinued its acquisition and exploitation of mining rights, including the exploration, construction, development and operation of coal mines located in Guizhou Province, the PRC.

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

C.

Organizational Structure

CHNR is a holding company directly or indirectly owning the following subsidiaries, to the extent indicated (as of April 25, 2019):

			CHNR (BVI)

100%	100%	80%	100%	100%	100%	100%
FMH Services (Florida, US)	Feishang Mining (BVI)	Silver Moon (BVI)	China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)

			100%		100%	100%
			Yangpu Lianzhong (PRC)		Feishang Yongfu (HK)	Feishang Dayun (HK)

					100%
					Yangpu Shuanghu (PRC)

				100%	100%
				Bayannaoer Mining (PRC)	Yunnan Mining (PRC)

					100%
					Feishang Management (PRC)

All current operations are conducted by Bayannaoer Mining. See Item 4.B. “BUSINESS SEGMENT – Metal Exploration Activities in Inner Mongolia,” above, and Exhibit 8 for descriptions of the Company’s subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Shenzhen (Guangdong Province) and Bayannaoer City (Inner Mongolia Autonomous Region) in the PRC.

On April 1, 2017, the Company signed an office sharing agreement with Anka which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to certain accounting and secretarial services and day-to-day office administration services provided by Anka.  For the years ended December 31, 2016, 2017 and 2018, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY631,000, CNY949,000 and CNY1,036,000 (US$150,614), respectively.

The offices and exploration site of Bayannaoer Mining are located in Bayannaoer City, Inner Mongolia Autonomous Region in the PRC. The property, plant and equipment of Bayannaoer Mining mainly includes vehicles, office equipment and furniture, with a total net value as of December 31, 2019 of approximately CNY0.27 million (US$0.04 million). On May 11, 2016, May 11, 2017 and May 11, 2018, Bayannaoer Mining signed annual lease agreements with private individuals pursuant to which Bayannaoer Mining leases office premises located at 10/F, Huaao Building, Shengli North Road in Bayannaoer City. The office covers an area of 274 square meters and annual rent in each of 2016, 2017 and 2018 was CNY82,200, CNY82,200 and CNY82,200 (US$11,950), respectively. It is anticipated that Bayannaoer Mining will renew this lease for an additional year commencing May 11, 2019.

The Moruogu Tong Mine exploration site is located in Northwestern Qingshan Town, Wulatehouqi in Bayannaoer City and covers an area of approximately 10.43 square kilometers. As is typical in the PRC, the PRC government owns all of the land on which the exploration activities are carried out. Bayannaoer Mining assumed the rights to use the land when it obtained the exploration right from the Land and Resources Department of Inner Mongolia Autonomous Region in 2005.

For the years ended December 31, 2016, 2017, and 2018, the Company incurred capital expenditures (excluding fees for renewal of mining rights) of CNY4.95 million, CNY4.21 million and CNY5.00 thousand (US$0.73 thousand), respectively.

See Item 5.F. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Tabular Disclosure of Contractual Obligations” for the Company’s material commitments for capital expenditures. In the event we determine to pursue a mining permit and thereafter engage in mining at Moruogu Tong Mine, we will be required, among other things, for mine construction and development, including to build roads and make provision for water and electricity at the mine site. There will be significant capital expense for these and other projects. We intend to fund those capital expenditures from the proceeds of loans from our Related-Party Debtholders, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary, bank borrowings.

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

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2016, 2017 and 2018 included elsewhere herein. The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

On March 3, 2017, Feishang Mining disposed of its entire interest in Wuhu Feishang to Mr. Shen Yandi, an unrelated individual, for a consideration of CNY1.00 million, after concluding that current market prices for non-ferrous metals, and the related costs of extraction and processing, did not permit us to engage in profitable mining operations. As a result of the disposition of Wuhu Feishang, the Company no longer engages in the acquisition and exploitation of mining rights covering iron, zinc and other non-ferrous metals.

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

The Board of Directors has determined to focus the Company’s resources on metals explorations and mining activities and other business operations in the PRC. Following disposition of the DG Equity Interests in Double Grow, our sole operations consist of the exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC.

As both Wuhu Feishang and Antay Pacha were disposed of during 2017, and the recently acquired Bayannaoer Mining is still in the exploration stage, the Group did not generate any revenue during the 2018 and 2017 fiscal years. The following discussion reflects only the continuing operations of the Company:

Administrative Expenses

2018 vs 2017

Administrative expenses are mainly comprised of salaries and staff welfare expenses, depreciation expenses, travel and entertainment expenses, legal and professional fees, rental expenses, and office expenses.

Administrative expenses were CNY6.21 million (US$0.90 million) in 2018 as compared with CNY6.20 million in 2017. No material fluctuation was noted for the comparative periods, as the decrease of audit fee in 2018 was offset by the inclusion of the administrative expenses of Bayannaoer Mining which was acquired in November 2017.

2017 vs 2016

Administrative expenses increased by CNY1.68 million, or 37.17%, to CNY6.20 million in 2017 and from CNY4.52 million in 2016. The increase in administrative expenses was primarily caused by the increase in audit fee and the inclusion of the administrative expenses of Bayannaoer Mining which was acquired in November 2017.

Discontinued Operations

Discontinued operations for the year ended December 31, 2017 arose from the disposal of 100% of Wuhu Feishang and Double Grow (and its subsidiaries) in 2017.

2017 vs 2016

Administrative expenses decreased by CNY3.54 million, or 33.71%, to CNY6.96 million in 2017 from CNY10.50 million in 2016. The decrease was primarily due to the inclusion of only three months’ administrative expenses of Wuhu Feishang, amounting to CNY0.99 million, in 2017, as compared with the inclusion of 12 months’ administrative expenses, amounting to CNY6.59 million, in 2016, as Wuhu Feishang was disposed of on March 3, 2017. The decrease was partly offset by the increase in administrative expenses of Antay Pacha, amounting to CNY2.10 million, caused by the expansion of Antay Pacha’s operations.

Losses arising from the temporary suspension of production of Wuhu Feishang decreased by CNY3.43 million or 84.28% to CNY0.64 million in 2017 from CNY4.07 million in 2016. The decrease was due to the inclusion of only three months’ temporary suspension costs of Wuhu Feishang in 2017, as compared with the inclusion of 12 months’ temporary suspension costs in 2016. If compared on a pro rata basis, there is no material fluctuation between the two periods.

Reversal of write-down of inventories to net realizable value decreased by CNY1.74 million or 100% to nil in 2017 from CNY1.74 million in 2016. The reversal of write-down of inventories was due to the recovery of the selling price of iron concentrates during 2016.

Other operating income (expenses) increased by CNY3.24 million or 101.89% to income of CNY0.06 million in 2017 from expenses of CNY3.18 million in 2016. Other operating expenses in 2016 mainly represented equipment testing and fine-tuning expenses incurred in anticipation of the trial run and commercial production of Antay Pacha.

In addition, we recorded a CNY12.34 million gain on the disposal of Wuhu Feishang and a CNY27.91 million loss on the disposal of Double Grow in 2017, respectively.

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

2018 vs 2017

There are no income tax expenses in 2018 and in 2017, due to the losses in both years.

2017 vs 2016

There are no income tax expenses in 2017 and in 2016, due to the losses in both years.

Loss For The Year

2018 vs 2017

Loss for the year decreased from CNY30.00 million in 2017 to CNY6.18 million (US$0.90 million) in 2018. The decreased loss was mainly attributable to the inclusion of the discontinued operations of Wuhu Feishang and Double Grow in 2017, amounting to CNY23.82 million.

2017 vs 2016

Loss for the year increased from CNY23.04 million in 2016 to CNY30.00 million in 2017. The increased loss was mainly attributable to (i) the increase of CNY1.68 million in administrative expenses from continuing operations as a result of increased audit fees and other administrative expenses; and (ii) the increase of loss amounting to CNY5.23 million arising from the discontinued operations of Wuhu Feishang and Double Grow.

Critical Accounting Policies

Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and assumptions. We believe that the following are some of the more significant judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue recognition

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which we will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between us and the customer at contract inception. When the contract contains a financing component which provides us a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

There was no revenue generated by us during the years ended December 31, 2018 and December 31, 2017.

Property, plant and equipment and depreciation

Property, plant and equipment comprise buildings, mining structures, mining rights, machinery and equipment, motor vehicles, exploration rights and construction in progress.

Exploration rights are capitalized and amortized over the term of the license granted to us by the authorities.

When proved and probable coal reserves have been determined, costs incurred to develop coal mines are capitalized as part of the cost of the mining structures.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortization and any impairment losses. The costs of mining rights are initially capitalized when purchased. If proved and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalized and are amortized upon production based on actual units of production over the estimated proved and probable reserves of the mines. For mining rights in which proved and probable reserves have not yet been established, we assess the carrying value for impairment at the end of each reporting period. Our rights to extract minerals are contractually limited by time. However, we believe that we will be able to extend our licenses.

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

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement.  Where significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly.

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

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the end of the reporting date, taking into consideration interpretations and practices prevailing in the countries where we operate and generate taxable income.

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

Deferred tax assets and deferred tax liabilities are offset if and only if we have a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Asset retirement obligations

Our legal or constructive obligations associated with the retirement of non-financial assets are recognized at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalized asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognized over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance costs in the consolidated statement of profit or loss. Any difference between the recorded obligation and the actual costs of reclamation is recorded in the consolidated statement of profit or loss in the period the obligation is settled.

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

Changes in Accounting Policies and Disclosures

We have adopted the following new and revised IFRSs for the first time for the current year's financial statements.

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
IFRS 9	Financial Instruments
IFRS 15	Revenue from Contracts with Customers
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers
Amendments to IAS 40	Transfers of Investment Property
IFRIC 22	Foreign Currency Transactions and Advance Consideration
Annual Improvements 2014-2016 Cycle	Amendments to IFRS 1 and IAS 28

Except for the amendments to IFRS 2, amendments to IFRS 4, amendments to IAS 40, IFRIC 22 and Annual Improvements 2014-2016 Cycle, which are not relevant to the preparation of the consolidated financial statements, the nature and the impact of the new and revised IFRSs are described below:

(a)

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement from January 1, 2018.

The comparative information is not restated and we recognized any transition adjustments in relation to the adoption of IFRS 9 against the opening balance of equity at January 1, 2018 as further disclosed below.

(1) Classification and measurement

On January 1, 2018 (the date of initial application of IFRS 9), our management has classified its financial assets into the appropriate IFRS 9 categories. There was no significant effect resulting from this reclassification

(2) Impairment

IFRS 9 requires an impairment on debt instruments recorded at amortized cost or at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantee contracts that are not accounted for at fair value through profit or loss under IFRS 9, to be recorded based on an expected credit loss model either on a twelve-month basis or a lifetime basis. We have no trade receivables and only has other receivables, and thus, we have applied the general approach and recorded twelve-month expected credit losses that were estimated based on the probability of default by applying a loss rate approach to its other receivables within the next twelve months. The effect of adoption on the consolidated financial statements was minimal.

(b)

IFRS 15 Revenue from Contracts with Customers and its amendments

IFRS 15 and its amendments replace IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers.  IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers.  Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. As a result of the application of IFRS 15, we have changed the accounting policy with respect to revenue recognition in Note 2.4(p) to the consolidated financial statements. We have adopted the standard from January 1, 2018. The effect of adoption of the standard on the consolidated financial statements was minimal.

We had no revenue generated during the years ended December 31, 2018 and 2017.

Issued but not yet effective International Financial Reporting Standards

We have not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 3	Definition of a Business [2]
Amendments to IFRS 9	Prepayment Features with Negative Compensation [1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture [4]
IFRS 16	Leases [1]
IFRS 17	Insurance Contracts [3]
Amendments to IAS 1 and IAS 8	Definition of Material [2]
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement[1]
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures[1]
IFRIC 23	Uncertainty over Income Tax Treatments [1]
Annual Improvements 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23 [1]

———————

1

Effective for annual periods beginning on or after January 1, 2019

2

Effective for annual periods beginning on or after January 1, 2020

3

Effective for annual periods beginning on or after January 1, 2021

4

No mandatory effective date yet determined but available for adoption

Of those standards, IFRS 16 will be applicable for the financial year ending December 31, 2019 and is expected to have some impact upon adoption. Whilst management has performed a detailed assessment of the estimated impacts of these standards, that assessment is based on the information currently available to the Group, including expectations of the application of transitional provision options and policy choices. The actual impacts upon adoption could be different to those below, depending on additional reasonable and supportable information being made available to the Group at the time of applying the standard and the transitional provisions and policy options finally adopted.

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize assets and liabilities for most leases. The standard includes two elective recognition exemptions for lessees – leases of low-value assets and short-term leases. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40, or relates to a class of property, plant and equipment to which the revaluation model is applied and the lessee elects to apply that model to the right-of-use asset. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will also be required to remeasure the lease liability upon the occurrence of certain events, such as change in the lease term and change in future lease payments resulting from a change in an index or rate used to determine those payments. Lessees will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between operating leases and finance leases. IFRS 16 requires lessees and lessors to make more extensive disclosures than under IAS 17. Lessees can choose to apply the standard using either a full retrospective or a modified retrospective approach. We will adopt IFRS 16 from January 1, 2019. We plan to adopt the transitional provisions in IFRS 16 to recognize the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at January 1, 2019 and will not restate the comparatives. In addition, we plan to apply the new requirements to contracts that were previously identified as leases applying IAS 17 and measure the lease liability at the present value of the remaining lease payments, discounted using our incremental borrowing rate at the date of initial application. The right-of-use asset will be measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the statement of financial position immediately before the date of initial application. We plan to use the exemptions allowed by the standard on lease contracts whose lease terms end within 12 months as of the date of initial application. During 2018, we have performed a detailed assessment on the impact of adoption of IFRS 16. We have estimated that right-of-use assets of CNY1.80 million and lease liabilities of CNY1.80 million will be recognized at January 1, 2019.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash in prior years, non-interest bearing loans from the Related-Party Debtholders, and funds provided pursuant to the Cooperation Agreement. In view of the disposition of our metals mining and copper smelting operations, and since Moruogu Tong Mine is in the pre-revenue exploration stage, it can be expected that the availability of internally generated funds to sustain operations will decrease until the commencement of commercial production at Moruogu Tong Mine. We will continue to incur operating expenses prior to the commencement of revenue-producing activities and expect those expenses to continue to be funded through internally generated cash in prior years, non-interest bearing loans from related parties, and funds provided pursuant to the Cooperation Agreement. As of December 31, 2018, CHNR owed an aggregate of CNY11.01 million (US$1.60 million) to the Related-Party Debtholders.

In order to improve the Group’s liquidity and cash flows to sustain the Group as a going concern, the directors of the Company have undertaken certain measures to improve the cash flows of the Group, which include but are not limited to obtaining confirmations for continuous financial support from Feishang Group and Feishang Enterprise, entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, which state that Feishang Group and Feishang Enterprise would provide continuous financial support to the Group in relation to the going concern of its operations, including payments on debts and will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

See Item 5.F. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Tabular Disclosure of Contractual Obligations” for a summary of our contractual obligations for future cash payments as at December 31, 2018.

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. We pay our corporate expenses in either Hong Kong dollars or U.S. dollars. Conversion of Renminbi is strictly regulated by the Chinese Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the SAFE but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investments and capital contributions. These transactions must be approved by the SAFE. See Item 3.D. – “KEY INFORMATION - Risk Factors,” and Item 10.D. “ADDITIONAL INFORMATION – Exchange Controls” for a further discussion of exchange controls in the PRC.

As of December 31, 2018, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY1,910	1,910	278
HK$5,294	4,650	676
US$34	233	34
Total	6,793	988

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

The following table sets forth the Company’s cash flows for each of the three years ended December 31, 2016, 2017 and 2018 including cash flows from discontinued operations:

	Years Ended December 31,
	2016	2017	2018
	CNY'000	CNY'000	CNY'000
Cash and cash equivalent at beginning of year	45,307	19,228	18,878
Net cash used in operating activities	(28,269)	(14,746)	(7,527)
Net cash (used in)/from investing activities	(4,936)	2,868	9,372
Net cash from/(used in) financing activities	5,581	12,630	(13,813)
Net (decrease)/increase in cash and cash equivalents	(27,624)	752	(11,968)
Effect of exchange rate changes on cash	1,545	(1,102)	(117)
Cash and cash equivalent at end of year	19,228	18,878	6,793

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Years Ended December 31,
	2016	2017	2018
Current ratio	0.48x	0.65x	0.25x
Working capital (CNY'000)	(40,054)	(15,842)	(22,073)
Gearing ratio	—	—	—

2018 vs 2017

Net cash used in operating activities was CNY7.53 million (US$1.09 million) in 2018 and CNY14.75 million in 2017. The decrease of cash outflow was mainly attributable to the losses from discontinued operations in 2017.

Net cash received in investing activities was CNY9.37 million (US$1.36 million) in 2018, as compared to net cash inflow of CNY2.87 million in 2017. The cash inflows in 2018 were primarily comprised of the consideration received for the disposal of Double Grow.

Net cash flows used in financing activities was CNY13.81 million (US$2.01 million) in 2018, as compared to net cash inflow of CNY12.63 million in 2017. The net cash flows of financing activities were primarily comprised of the net advances and repayments with related parties.

2017 vs 2016

Net cash used in operating activities was CNY14.75 million in 2017 and CNY28.27 million in 2016. They were mainly caused by the operating losses for the corresponding years.

Net cash received in investing activities was CNY2.87 million in 2017, as compared to net cash outflow of CNY4.94 million in 2016. The cash inflows in 2017 were primarily comprised of the payment received for the disposal of Wuhu Feishang and Double Grow.

Net cash flows from financing activities were CNY12.63 million in 2017, as compared to CNY5.58 million in 2016. The net cash flows from financing activities were primarily comprised of the net advances from related parties.

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

See Item 5.F. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Tabular Disclosure of Contractual Obligations” for a tabular payment schedule of capital commitments of the Company.

Except as disclosed above, there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2016, 2017 and 2018. The Company believes that bank borrowings, payments pursuant to the Cooperation Agreement and/or borrowings from its Related-Party Debtholders will be sufficient to satisfy anticipated working capital needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course.

In the event we determine to pursue a mining permit and thereafter engage in mining at Moruogu Tong Mine, we will be required, among other things, for mine construction and development, including to build roads and make provision for water and electricity at the mine site. There will be significant capital expense for these and other projects. We intend to fund those capital expenditures from the proceeds of loans from our Related-Party Debtholders, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary, bank borrowings.

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

As of December 31, 2018, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

Contractual Obligations as at December 31, 2018	Payments due by period
	Total	2019	2020-2021	2021-2022	Later years
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000
Operating lease obligations	1,891	1,245	646	—	—
Total	1,891	1,245	646	—	—

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Executive Officers and Directors

The following table identifies the current directors and executive officers of the Company, and sets forth their ages and positions with the Company:

Name	Age	Position

Wong Wah On Edward	55	Chairman of the Board of Directors, President and Chief Executive Officer
Tam Cheuk Ho	56	Director
Yue Ming Wai Bonaventure	51	Director, Chief Financial Officer and Corporate Secretary
Lam Kwan Sing	49	Non-employee Director
Ng Kin Sing	56	Non-employee Director
Yip Wing Hang	52	Non-employee Director
Li Feilie	53	Director of Subsidiaries

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

Mr. Yue Ming Wai Bonaventure was appointed as a director in August 2016, and as Chief Financial Officer and Corporate Secretary in April 2015. Mr. Yue has been the chief financial officer and the company secretary of Feishang Anthracite since January 2014, and as an executive director of Feishang Anthracite since May 2015. He served as the financial controller of the Company from April 2008 to January 2014. He has also been appointed as an independent non-executive director of A.Plus Group Holdings Limited, a company listed in Hong Kong, since March 2016, and an independent non-executive director of Palace Banquet Holdings Limited, a company listed in Hong Kong, since January 2019. Mr. Yue graduated from Hong Kong Baptist University with a Bachelor of Business Administration degree and was awarded a Master of Science degree in accounting and finance from the University of Manchester. He is a fellow member of the Hong Kong Institute of Chartered Secretaries, the Hong Kong Institute of Certified Public Accountants, and the Institute of Chartered Accountants in England & Wales. Mr. Yue is also a member of Chartered Accountants Australia & New Zealand, and a member certified in Enterprise and Intangible Valuations of the American Institute of Certified Public Accountants.

Mr. Lam Kwan Sing has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since December 2004, and a member of its compensation committee since November 2007. He served as a director and a member of the audit committee of China Resources from March 2003 until completion of the Redomicile Merger. From November 2016 to present, Mr. Lam has been the chief executive officer and executive director of SFund International Holdings Ltd., a Hong Kong listed company. He is also an independent non-executive director of Hao Tian Development Group Limited, a Hong Kong listed company, since August 2012. From August 2010 to August 2017, Mr. Lam was the executive director of China Smarter Energy Group Holdings Limited, a Hong Kong listed company, where he is responsible for corporate development. Mr. Lam was the executive director and chief executive officer of Enterprise Development Holdings Limited, a Hong Kong listed company, from February 2012 to May 2015 and from May 2013 to May 2015, respectively. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

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

Mr. Li Feilie served as a director, Chief Executive Officer and Chairman of the Board of CHNR from February 2006 to August 2016. He currently serves as director of Feishang Mining, Newhold, Pineboom, China Coal, Feishang Dayun, Feishang Yongfu and FMH Services, each of which is a subsidiary of CHNR. In addition to his directorships, Mr. Li provides strategic guidance relating to the various businesses in which he and his controlled companies invest. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and holds a substantial amount of the Company’s debt (see Item 7.B. “MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions,” below). He served as a director of Feishang Anthracite from January 2010 to July 2016, its Chairman from December 2013 to July 2016, and its Chief Executive Officer from December 2013 to March 2016. Mr. Li has been the chairman of Feishang Enterprise, WFID and Wuhu Port Co., Ltd., companies beneficially owned by him, since June 2000, from December 2001 to July 2011 and since October 2002, respectively. Mr. Li graduated from Peking University with a Bachelor’s degree and a Master’s degree in Economics.

Key Employees

The following table identifies the senior management of Bayannaoer Mining, and their ages and positions:

Name	Age	Position

Yu Jun	51	General Manager of Bayannaoer Mining
Yao Yangli	54	Deputy Chief Engineer of Bayannaoer Mining

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

Mr. Yao Yangli was appointed as deputy chief engineer of Bayannaoer Mining in charge of exploration work in April 2012. Mr. Yao has almost 30 years of experience in mineral exploration. Prior to joining Bayannaoer Mining, he served as chief geological prospecting engineer, exploration project leader and chief engineer in several companies. Mr. Yao has been appointed as distinguished geologist consultant for the Land and Resources Department of Bayannaoer Municipal Government since 2012. Mr. Yao graduated from Guilin College of Geology (now known as Guilin University of Technology) with a bachelor’s degree in 1988 and holds a senior engineer accreditation.

Family Relationships

There are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management.

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2018, to each of the individuals identified in Item 6.A. above.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/share)	Expiration date
Directors and Executive Officers
Li Feilie[1]	1	—	—	—
Wong Wah On Edward[2]	1	—	—	—
Tam Cheuk Ho2	1	—	—	—
Yue Ming Wai Bonaventure	1	—	—	—
Lam Kwan Sing	15,385	—	—	—
Ng Kin Sing	15,385	—	—	—
Yip Wing Hang	15,385	—	—	—
Key Employees
Yu Jun	10,031	—	—	—
Yao Yangli	28,299	—	—	—

———————

1

Mr. Li serves as director of certain subsidiaries of the Company.

2

Does not include payments to Anka under an office sharing agreement pursuant to which Anka provides certain accounting, administrative and secretarial services to the Company (see Item 7.B. – “MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions; Commercial Transactions with Related Companies,” below). Anka is jointly owned by Wong Wah On Edward and Tam Cheuk Ho.

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

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive officers or directors. For each of the three years ended December 31, 2016, 2017 and 2018, no increases in cash compensation were determined by the Compensation Committee under the service agreements, and we paid or accrued nil, nil and nil, respectively, for cash compensation to our executive officers for their services as such.

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

Non-Employee Director Compensation

From July 1, 2006 to June 30, 2017, we paid our independent directors a monthly directors’ fee equal to HK$5,000. Commencing July 1, 2017, we pay our independent directors a monthly directors’ fee equal to HK$10,000. We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. During the fiscal year ended December 31, 2018, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2018:

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

Stock Option Plan

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

C.

Board Practices

As provided by our Amended and Restated Memorandum and Articles of Association each director is to hold office for a three-year term expiring immediately following the annual meeting of shareholders held three years following the annual meeting at which he or she was elected.

At the annual meeting of shareholders in 2018, Messrs. Lam Kwan Sing and Yip Wing Hang were elected to serve as Class II directors until immediately following the annual meeting to be held in 2021 and until their successors have been duly elected and qualified. Messrs. Yue Ming Wai Bonaventure and Ng Kin Sing serve as Class I directors until immediately following the annual meeting to be held in 2020 and until their successors have been duly elected and qualified. Messrs. Tam Cheuk Ho and Wong Wah On Edward serve as Class III directors until immediately following the annual meeting to be held in 2019 and until their successors have been duly elected and qualified.

Messrs. Lam Kwan Sing, Yip Wing Hang and Ng Kin Sing are each “independent” directors as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 5605(a)(2). We are not required to maintain a Board of Directors consisting of a majority of independent directors based upon an exemption from NASDAQ requirements applicable to foreign private issuers whose home jurisdiction does not require the board of directors to consist of a majority of independent directors.

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

D.

Employees

As of the date of this Annual Report, we employed a total of 12 employees on a full-time basis consisting of (a) seven employees engaged in metal exploration segment, and (b) five executive and administrative employees in the corporate segment. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees as of December 31, 2018, including their principal category of activity and geographic location.

		Years Ended December 31,
		2017	2018

Hong Kong	Accounting, administration and management	3	3
		3	3

The PRC	Accounting, administration and management (Shenzhen)	2	2
	Accounting, administration and management (Bayannaoer)	5	5
	Cashier	1	1
	Mining exploration	2	1
		10	9

Total		13	12

E.

Share Ownership

The following table sets forth, as of April 25, 2019, the share ownership of the Company’s common shares by each of individuals disclosed in response to Item 6.B. of this Annual Report.

As of April 25, 2019, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%
Wong Wah On Edward	400,000		1.61%
Tam Cheuk Ho	281,926		1.13%
Yue Ming Wai Bonaventure	—		—
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Yu Jun	—		—
Yao Yangli	—		—
Officers and directors as a group (8 persons)	15,462,519		62.07%

———————

(1)

Mr. Li is not an officer or director of CHNR but is an officer and/or director of certain of our subsidiaries. Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly-owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of April 25, 2019, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

As of April 25, 2019, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholders do not have different voting rights than other shareholders of the Company.

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

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of December 31, 2018, on that date our common shares were held of record by approximately 174 persons, 150 of whom, holding approximately 28.9% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge (a) there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company and (b) except as otherwise disclosed in this Annual Report, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2016	2017	2018
	CNY’000	CNY’000	CNY’000
CHNR’s share of office rental, rates and others to Anka (1)	953	1,316	1,442
Sales of equipment to Wuhu Industrial (2)	—	1,056	—
Purchase of raw ore from Empressa Minera Jacha Uru S.A. (“Jacha Uru”) (3)	20	240	—
Feishang Management 's share of office rental to Feishang Enterprise (4)	—	—	166

———————

(1)

On April 1, 2017, the Company signed an office sharing agreement with Anka which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to some of certain accounting and secretarial services and day-to-day office administration services provided by Anka. In 2018, Anka’s lease with the unrelated landlord was extended for two years, from July 1, 2018 to June 30, 2020.

(2)

On February 22, 2017, Wuhu Feishang signed an agreement with Wuhu Industrial, controlled by Mr. Li Feilie, to dispose of certain equipment with the carrying amount of CNY1.06 million. The disposal gain was CNY0.05 million.

(3)

In 2016 and 2017, Antay Pacha purchased copper ore from Jacha Uru, a copper mine located in Bolivia and controlled by Feishang Hesheng.

(4)

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise, a related company controlled by Mr. Li Feilie. Pursuant to the agreement, Feishang Management shares 40 square meters of the office premises. The agreement is for a term of 33 months, from January 1, 2018 to September 30, 2021.

Balances with Related Parties

		As of December 31,
	2016	2017	2018
	CNY’000	CNY’000	CNY’000
Payables to related parties (5)
Jacha Uru (1)	1,298	—	—
Feishang Enterprise (2)	7,832	3,719	4,041
Feishang Hesheng (3)	11,877	10,028	—
Feishang Group (4)	12,565	11,573	6,973

———————

(1)

Payable to Jacha Uru for expenses paid on behalf of Antay Pacha and the purchase of copper ores from Jacha Uru. The balance is unsecured and interest-free.

(2)

Payable to Feishang Enterprise by Feishang Management for the net amount of loans from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(3)

Payable to Feishang Hesheng for the acquisition of Double Grow as well as the assumption of indebtedness due to Feishang Hesheng by Double Grow. The balance is unsecured and interest-free. The balance as at December 31, 2017 was repaid during 2018.

(4)

Payable to Feishang Group for the acquisition of Feishang Anthracite. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(5)

Feishang Enterprise, Feishang Group, Feishang Hesheng and Jacha Uru are entities controlled by Mr. Li Feilie, who is the principal beneficial owner of the Company.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's consolidated financial statements for the fiscal years ended December 31, 2016, 2017 and 2018 are included herewith as Appendix A and are incorporated herein by reference.

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

See Item 4.A. “INFORMATION ON THE COMPANY – History and Development of the Company” for the details of the Distribution and Spin-Off.

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

See Item 3.A. “KEY INFORMATION – Selected Financial Data” for the details of reserve allocation of PRC’s subsidiaries.

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

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The principal United States market for our common shares, our only class of outstanding equity securities, is the NASDAQ Stock Market. Our common shares are traded on the NASDAQ Stock Market under the symbol “CHNR.” We are not aware of any principal market for any of our securities outside of the United States.

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

The Memorandum of Association loosely resembles the Articles or Certificate of Incorporation of a United States corporation, and the Articles of Association loosely resembles the bylaws of a United States corporation. A brief description of our Memorandum of Association and Articles of Association follows, including a summary of material differences between the corporate laws of the United States and those of the British Virgin Islands. This description does not purport to be complete and does not address all differences between United States and British Virgin Islands corporate laws. Copies of our Memorandum of Association and Articles of Association have been incorporated by reference as exhibits to this Annual Report and readers are urged to review these exhibits in their entirety for a complete understanding of the provisions of our charter documents.

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

•

Mutual Cooperation Agreement dated August 20, 2017 by and between Bayannaoer City Feishang Mining Company and Bayannaoer Jijincheng Mining Co., Ltd.

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

CHNR completed the Spin-Off by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to the holders of the common shares of CHNR. It is not clear whether the Distribution should be treated as a tax-free spin-off under Section 355 of the Code or as a taxable distribution of property. If we are required to report the Distribution to the IRS, we intend to take the view that the Distribution will be treated as a taxable distribution. Under this treatment, for U.S. Federal income tax purposes, the Distribution should be a taxable event for holders of CHNR common shares on the Distribution Record Date. Accordingly, subject to the passive foreign investment company rules discussed below, a U.S. Holder:

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. The administrative expenses of the Company’s head office in Hong Kong are denominated either in United States dollars or Hong Kong dollars. As the reporting currency of the Company’s consolidated financial statements is Renminbi, the Company has material market risk with respect to currency fluctuation between Hong Kong dollars and United States dollars to Renminbi and translation difference may arise on consolidation. The Company may also suffer an exchange loss when it converts Renminbi to other currencies, such as Hong Kong dollars or United States dollars. If market conditions allow, the Company endeavors to match the currency used in operating/investing activities with that used in financing activities. We have not engaged any foreign currency contract to hedge our potential foreign currency exchange exposure, if any.

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2018, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2018, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the COSO criteria). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2018, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2018 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

•

other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing is each an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K. Each of our “audit committee financial experts” is independent as that term is used in NASDAQ Marketplace Rule 5605(a)(2).

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services provided by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for fiscal years 2017 and 2018.

	Fiscal 2017	Fiscal 2018

Audit Fees	US$307,375	US$145,381
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	US$307,375	US$145,381

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst & Young Hua Ming LLP with respect to fiscal years 2017 and 2018 were approved by the Audit Committee.

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

ITEM 16G.

CORPORATE GOVERNANCE

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by the NASDAQ Stock Market that apply to listed companies. NASDAQ rules include various corporate governance requirements applicable to listed securities. While all NASDAQ-listed companies are subject to certain of these corporate governance requirements, foreign private issuers such as our company are exempt from other corporate governance requirements if the laws of their home jurisdiction do not otherwise require compliance. Since our home jurisdiction does not mandate compliance with some of these NASDAQ rules, we have opted out of compliance with them. A more detailed description of the NASDAQ requirements that we are not subject to is contained elsewhere in this Annual Report under Item 6.C – “DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Board Practices; NASDAQ Requirements.”

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

ITEM 18.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Reports of Independent Registered Public Accounting Firm, together with the consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2017 and 2018

b.

Consolidated statements of profit or loss for the years ended December 31, 2016, 2017 and 2018

c.

Consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018

d.

Consolidated statements of changes in equity for the years ended December 31, 2016, 2017 and 2018

e.

Consolidated statements of cash flows for the years ended December 31, 2016, 2017 and 2018

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

4.17

Agreement dated November 30, 2017 by and between Yangpu Shuanghu Industrial Development Co., Limited and Shenzhen Chaopeng Investment Co., Ltd. (included as Exhibit 99.2 to the Current Report on Form 6-K furnished on December 6, 2017, and incorporated herein by reference).

4.18

Purchase and Sale Agreement dated December 29, 2017 by and among the Company, Double Grow International Limited and Shanghai Kangzheng Investment Management Co., Ltd. (included as Exhibit 10.1 to the Current Report on Form 6-K furnished on January 3, 2018, and incorporated herein by reference).

4.19

Deed of Assignment of Loan dated December 29, 2017 by and among the Company, Double Grow International Limited and Shanghai Kangzheng Investment Management Co., Ltd. (included as Schedule 3 Exhibit 10.1 to the Current Report on Form 6-K furnished on January 3, 2018, and incorporated herein by reference).

4.20

Promissory Note dated December 29, 2017 from Shanghai Kangzheng Investment Management Co., Ltd. in favor of the Company (included as Schedule 4Exhibit 10.1 to the Current Report on Form 6-K furnished on January 3, 2018, and incorporated herein by reference).

4.21

Mutual Cooperation Agreement dated August 20, 2017 by and between Bayannaoer City Feishang Mining Company Limited and Bayannaoer Jijincheng Mining Co., Ltd. (included as Exhibit 4.25 to the Annual Report on Form 20-F furnished on April 30, 2018, and incorporated herein by reference).

8	Subsidiaries of the Registrant (included herewith).
11	Code of Ethics (included as Exhibit 14 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (included herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (included herewith).
15	Press Release dated April 30, 2019 (included herewith).
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: April 30, 2019	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms, together with the consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2017 and 2018

b.

Consolidated statements of profit or loss for the years ended December 31, 2016, 2017 and 2018

c.

Consolidated statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018

d.

Consolidated statements of changes in equity for the years ended December 31, 2016, 2017 and 2018

e.

Consolidated statements of cash flows for the years ended December 31, 2016, 2017 and 2018

f.

Notes to consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

Pages

Report of Independent Registered Public Accounting Firm	F-2

Consolidated statements of financial position	F-3 – F-4

Consolidated statements of profit or loss	F-5 – F-6

Consolidated statements of comprehensive income	F-7

Consolidated statements of changes in equity	F-8

Consolidated statements of cash flows	F-9 – F-10

Notes to consolidated financial statements	F-11 – F-58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Beijing, People’s Republic of China

April 30, 2019

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

 DECEMBER 31, 2017 AND 2018

(Amounts in thousands)

		December 31,
		2017	2018	2018
	Notes	CNY	CNY	US$

ASSETS

NON-CURRENT ASSETS
Property, plant and equipment	5	337	275	40

TOTAL NON-CURRENT ASSETS		337	275	40

CURRENT ASSETS
Prepayments		39	39	6
Other receivables	6	10,494	636	92
Cash and cash equivalents		18,878	6,793	988

TOTAL CURRENT ASSETS		29,411	7,468	1,086

TOTAL ASSETS		29,748	7,743	1,126

continued/…

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

                                           DECEMBER 31, 2017 AND 2018

(Amounts in thousands)

		December 31,
		2017	2018	2018
	Notes	CNY	CNY	US$

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	7	215	100	15
Other payables and accrued liabilities	8	2,926	1,639	238
Taxes payable		16,792	16,788	2,441
Due to related companies	15	13,747	4,041	587
Due to the Shareholder	15	11,573	6,973	1,014

TOTAL CURRENT LIABILITIES AND TOTAL LIABILITIES		45,253	29,541	4,295

DEFICIENCY IN ASSETS
Issued capital	16	312,081	312,081	45,371
Other capital reserves	16	692,518	692,518	100,679
Accumulated losses		(1,016,463)	(1,022,639)	(148,673)
Other comprehensive loss		(3,641)	(3,758)	(546)

DEFICIENCY IN ASSETS		(15,505)	(21,798)	(3,169)

TOTAL LIABILITIES AND EQUITY		29,748	7,743	1,126

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2016	2017	2018	2018
	Notes	CNY	CNY	CNY	US$

CONTINUING OPERATIONS

Administrative expenses		(4,519)	(6,204)	(6,207)	(902)

OPERATING LOSS		(4,519)	(6,204)	(6,207)	(902)

Finance costs	10	(1)	(14)	5	1
Interest income	10	75	39	26	4

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS	10	(4,445)	(6,179)	(6,176)	(897)

INCOME TAX EXPENSE	12	—	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS		(4,445)	(6,179)	(6,176)	(897)

DISCONTINUED OPERATIONS
Loss for the year from discontinued operations, net of tax	3	(18,591)	(23,817)	—	—

LOSS FOR THE YEAR		(23,036)	(29,996)	(6,176)	(897)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations		(4,445)	(6,179)	(6,176)	(897)
From discontinued operations	3	(18,591)	(23,817)	—	—
		(23,036)	(29,996)	(6,176)	(897)
Non-controlling interests
From continuing operations		—	—	—	—
From discontinued operations		—	—	—	—
		—	—	—	—

		(23,036)	(29,996)	(6,176)	(897)

continued/…

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2016	2017	2018	2018
	Notes	CNY	CNY	CNY	US$

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from continuing operations	13	(0.18)	(0.25)	(0.25)	(0.04)
- For loss from discontinued operations	13	(0.74)	(0.95)	—	—
- Net loss per share		(0.92)	(1.20)	(0.25)	(0.04)

Diluted
- For loss from continuing operations	13	(0.18)	(0.25)	(0.25)	(0.04)
- For loss from discontinued operations	13	(0.74)	(0.95)	—	—
- Net loss per share		(0.92)	(1.20)	(0.25)	(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands)

	Year Ended December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

LOSS FOR THE YEAR	(23,036)	(29,996)	(6,176)	(897)

Other comprehensive income/(loss):
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Reclassification adjustments for a foreign operation disposed of during the year	—	3,280	—	—
Foreign currency translation adjustments	(834)	(1,984)	(117)	(17)
Total other comprehensive income/(loss) for the year, net of tax	(834)	1,296	(117)	(17)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(23,870)	(28,700)	(6,293)	(914)

Attributable to:
Owners of the Company
From continuing operations	(4,445)	(5,758)	(6,293)	(914)
From discontinued operations	(19,425)	(22,942)	—	—
	(23,870)	(28,700)	(6,293)	(914)
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	—	—	—	—
	—	—	—	—

	(23,870)	(28,700)	(6,293)	(914)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands)

	Attributable to owners of the Company
	Issued capital (Note 16)	Other capital reserves	Reserves	Accumulated losses	Other comprehensive income/(loss)	Total
	CNY	CNY	CNY	CNY	CNY	CNY

At January 1, 2016	312,081	636,960	64,233	(1,026,970)	(4,103)	(17,799)
Loss for the year	—	—	—	(23,036)	—	(23,036)
Foreign currency translation adjustments	—	—	—	—	(834)	(834)
Total comprehensive loss	—	—	—	(23,036)	(834)	(23,870)
Adjustment in relation to acquisition of Double Grow International Limited (“Double Grow”)	—	—	(694)	—	—	(694)
Deemed contribution from a related party (Note 16(b))	—	55,558	—	—	—	55,558
Appropriation and utilization of safety fund, net	—	—	(359)	359	—	—
At December 31, 2016	312,081	692,518	63,180	(1,049,647)	(4,937)	13,195
Loss for the year	—	—	—	(29,996)	—	(29,996)
Foreign currency translation adjustments	—	—	—	—	1,296	1,296
Total comprehensive income /(loss)	—	—	—	(29,996)	1,296	(28,700)
Disposal of the discontinued operations	—	—	(63,180)	63,180	—	—
At December 31, 2017	312,081	692,518	—	(1,016,463)	(3,641)	(15,505)
Loss for the year	—	—	—	(6,176)	—	(6,176)
Foreign currency translation adjustments	—	—	—	—	(117)	(117)
Total comprehensive loss	—	—	—	(6,176)	(117)	(6,293)
At December 31, 2018	312,081	692,518	—	(1,022,639)	(3,758)	(21,798)
At December 31, 2018 (US$)	45,371	100,679	—	(148,673)	(546)	(3,169)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands)

	Year Ended December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

OPERATING ACTIVITIES
Loss for the year
From continuing operations	(4,445)	(6,179)	(6,176)	(897)
From discontinued operations	(18,591)	(23,817)	—	—

Adjustments for:
Depreciation and amortization (Note 10)	2,655	1,748	67	10
Gain on disposal of property, plant and equipment	(1)	(45)	—	—
Reversal of write-down of inventories to net realizable value, net	(1,744)	—	—	—
Accretion expenses	311	60	—	—
Decrease in deferred income	(287)	—	—	—
Loss on disposal of discontinued operations	—	15,571	—	—

Changes in working capital:
Rehabilitation fund	(15)	(11)	—	—
Inventories	(1,452)	(746)	—	—
Prepayments	(144)	(354)	—	—
Other receivables	(1,401)	(10,376)	(12)	(2)
Trade payables	(65)	(1,426)	(115)	(17)
Other payables and accrued liabilities	(3,088)	10,727	(1,287)	(186)
Taxes payable	(2)	102	(4)	(1)

Net cash flows used in operating activities	(28,269)	(14,746)	(7,527)	(1,093)

INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries	—	7,983	9,377	1,363
Net cash flows from acquisition of subsidiaries (Note 4)	—	(86)	—	—
Purchases of property, plant and equipment	(4,946)	(5,029)	(5)	(1)
Net proceeds from disposal of property, plant and equipment	10	—	—	—

Net cash flows (used in)/from investing activities	(4,936)	2,868	9,372	1,362

continued/…

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands)

	Year Ended December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

FINANCING ACTIVITIES
Repayments to the Shareholder	—	—	(4,600)	(669)
Repayments to related companies	(2,020)	(2,385)	(11,392)	(1,656)
Advances from related companies	7,601	15,015	2,179	317

Net cash flows from/ (used in) financing activities	5,581	12,630	(13,813)	(2,008)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(27,624)	752	(11,968)	(1,739)

NET FOREIGN EXCHANGE DIFFERENCE	1,545	(1,102)	(117)	(17)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	45,307	19,228	18,878	2,744

CASH AND CASH EQUIVALENTS AT END OF YEAR	19,228	18,878	6,793	988

Supplementary disclosures of cash flow information:
Cash receipt of government grants	52	—	—	—
Cash receipt of interest	194	48	26	4

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company does not conduct any substantive operations on its own and conducts its primary business operations through its subsidiaries (collectively with CHNR, the “Group”). A list of the Company's subsidiaries is included in Note 15.

CHNR's principal shareholder is Feishang Group Limited (“Feishang Group” or the “Shareholder”), a British Virgin Islands corporation. Mr. Li Feilie is the beneficial owner of Feishang Group. In the opinion of the directors of the Company, the ultimate parent of CHNR is Laitan Investment Limited, a British Virgin Islands corporation.

The consolidated financial statements of the Group for the year ended December 31, 2018 were authorized for issuance in accordance with a resolution of the directors on April 30, 2019.

As at December 31, 2017 and 2018, the Company and its subsidiaries had net current liabilities of CNY15.84 million and CNY22.07 million (US$3.21 million), respectively, and total assets less current liabilities of negative CNY15.51 million and CNY21.80 million (US$3.17 million), respectively.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2018.

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

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Going concern

As of December 31, 2018 and 2017, the Group had net current liabilities of CNY22.07 million (US$3.21 million) and CNY15.84 million, and shareholder’s deficiency in assets of CNY21.80 million (US$3.17 million) and CNY15.51 million, respectively. In view of these circumstances, the directors have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern. In order to improve the Group’s liquidity and cash flows to sustain the Group as a going concern, the directors of the Company have undertaken certain measures to improve the cash flows of the Group, which include but are not limited to obtaining confirmations for continuous financial support from Feishang Group and Feishang Enterprise Group Co., Ltd. (“Feishang Enterprise”), entities controlled by Mr. Li Feilie, who is the principal beneficial shareholder of the Company, which state that Feishang Group and Feishang Enterprise would provide continuous financial support to the Group in relation to the going concern of its operations, including payments on debts and will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group. Accordingly, in the opinion of the directors, it is appropriate for the consolidated financial statements to be prepared on a going concern basis.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year's financial statements.

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
IFRS 9	Financial Instruments
IFRS 15	Revenue from Contracts with Customers
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers
Amendments to IAS 40	Transfers of Investment Property
IFRIC 22	Foreign Currency Transactions and Advance Consideration
Annual Improvements 2014-2016 Cycle	Amendments to IFRS 1 and IAS 28

Except for the amendments to IFRS 2, amendments to IFRS 4, amendments to IAS 40, IFRIC 22 and Annual Improvements 2014-2016 Cycle, which are not relevant to the preparation of the consolidated financial statements, the nature and the impact of the new and revised IFRSs are described below:

(a)

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement from January 1, 2018

The comparative information is not restated and the Group recognized any transition adjustments in relation to the adoption of IFRS 9 against the opening balance of equity at January 1, 2018 as further disclosed below.

(1)

Classification and measurement

On January 1, 2018 (the date of initial application of IFRS 9), the Group’s management has classified its financial assets into the appropriate IFRS 9 categories. There was no significant effect resulting from this reclassification.

(2)

Impairment

IFRS 9 requires an impairment on debt instruments recorded at amortized cost or at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantee contracts that are not accounted for at fair value through profit or loss under IFRS 9, to be recorded based on an expected credit loss model either on a twelve-month basis or a lifetime basis. The Group has no trade receivables and only has other receivables, and thus, the Group has applied the general approach and recorded twelve-month expected credit losses that were estimated based on the probability of default by applying a loss rate to its other receivables within the next twelve months. The effect of adoption on the consolidated financial statements was minimal.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

(b)

IFRS 15 Revenue from Contracts with Customers and its amendments

IFRS 15 and its amendments replace IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. As a result of the application of IFRS 15, the Group has changed the accounting policy with respect to revenue recognition in Note 2.4(p) to the consolidated financial statements. The Group has adopted the standard from January 1, 2018. The effect of adoption of the standard on the consolidated financial statements was minimal.

There was no revenue generated by the Group during the years ended December 31, 2018 and 2017.

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 3	Definition of a Business [2]
Amendments to IFRS 9	Prepayment Features with Negative Compensation [1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture [4]
IFRS 16	Leases [1]
IFRS 17	Insurance Contracts [3]
Amendments to IAS 1 and IAS 8	Definition of Material [2]
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement[1]
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures[1]
IFRIC 23	Uncertainty over Income Tax Treatments [1]
Annual Improvements 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23 [1]

———————

1

Effective for annual periods beginning on or after January 1, 2019

2

Effective for annual periods beginning on or after January 1, 2020

3

Effective for annual periods beginning on or after January 1, 2021

4

No mandatory effective date yet determined but available for adoption

Of those standards, IFRS 16 will be applicable for the Group’s financial year ending December 31, 2019 and is expected to have some impact upon adoption. Whilst management has performed a detailed assessment of the estimated impacts of these standards, that assessment is based on the information currently available to the Group, including expectations of the application of transitional provision options and policy choices. The actual impacts upon adoption could be different to those below, depending on additional reasonable and supportable information being made available to the Group at the time of applying the standard and the transitional provisions and policy options finally adopted.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize assets and liabilities for most leases. The standard includes two elective recognition exemptions for lessees – leases of low-value assets and short-term leases. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40, or relates to a class of property, plant and equipment to which the revaluation model is applied and the lessee elects to apply that model to the right-of-use asset. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will also be required to remeasure the lease liability upon the occurrence of certain events, such as change in the lease term and change in future lease payments resulting from a change in an index or rate used to determine those payments. Lessees will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from the accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between operating leases and finance leases. IFRS 16 requires lessees and lessors to make more extensive disclosures than under IAS 17. Lessees can choose to apply the standard using either a full retrospective or a modified retrospective approach. The Group will adopt IFRS 16 from January 1, 2019. The Group plans to adopt the transitional provisions in IFRS 16 to recognize the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at January 1, 2019 and will not restate the comparatives. In addition, the Group plans to apply the new requirements to contracts that were previously identified as leases applying IAS 17 and measure the lease liability at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate at the date of initial application. The right-of-use asset will be measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the statement of financial position immediately before the date of initial application. The Group plans to use the exemptions allowed by the standard on lease contracts whose lease terms end within 12 months as of the date of initial application. During 2018, the Group has performed a detailed assessment on the impact of adoption of IFRS 16. The Group has estimated that right-of-use assets of CNY1.80 million and lease liabilities of CNY1.80 million will be recognized at January 1, 2019.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred.  In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement.  Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

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

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Investments and other financial assets

(i)

Policies under IFRS 9 applicable from January 1, 2018

The Group’s financial assets within the scope of IFRS 9 are all classified as financial assets at amortized cost. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.  With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out in Note 2.4(p) “Revenue recognition - Applicable from January 1, 2018” below.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

•

The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

•

The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Investments and other financial assets (continued)

(i)

Policies under IFRS 9 applicable from January 1, 2018 (continued)

Fair value of financial assets at amortized cost

As at December 31, 2018, the carrying values of other financial assets approximated to their fair values due to the short-term maturities of these instruments.

(ii)

Policies under IAS 39 applicable before January 1, 2018

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

Subsequent measurement of loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables are included in “prepayments”, “other receivables” and “cash and cash equivalents” in the consolidated statement of financial position. These assets are subsequently carried at amortized cost using the effective interest method less any provision for impairment. Gains and losses are recognized in interest income or finance costs in the consolidated statement of profit or loss when the loans and receivables are derecognized as well as through the amortization process.

Fair value of loans and receivables

The carrying values of other financial assets approximated to their fair values due to the short-term maturities of these instruments.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Derecognition of financial assets (policies under IFRS 9 applicable from January 1, 2018 and policies under IAS 39 applicable before January 1, 2018)

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•

the rights to receive cash flows from the asset have expired; or

•

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(i)

Impairment of financial assets

(i)

Policies under IFRS 9 applicable from January 1, 2018

The Group recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)

Impairment of financial assets (continued)

(i)

Policies under IFRS 9 applicable from January 1, 2018 (continued)

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Debt investments at fair value through other comprehensive income and financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below:

Stage 1 – Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 – Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 – Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)

Impairment of financial assets (continued)

(ii)

Impairment of financial assets (policies under IAS 39 applicable before January 1, 2018)

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

The amount of any impairment loss identified is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred).  The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the consolidated statement of profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

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

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)

Financial liabilities (policies under IFRS 9 applicable from January 1, 2018 and IAS 39 applicable before January 1, 2018)

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade payables, and financial liabilities included in other payables and accrued liabilities.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss.

Derecognition of financial liabilities (policies under IFRS 9 applicable from January 1, 2018 and IAS 39 applicable before January 1, 2018)

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)

Offsetting of financial instruments (policies under IFRS 9 applicable from January 1, 2018 and IAS 39 applicable before January 1, 2018)

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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

(m)

Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in Note 11.

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

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(p)

Revenue recognition

(i)

Applicable from January 1, 2018

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

There was no revenue generated by the Group during the years ended December 31, 2018 and 2017.

Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)

Revenue recognition (continued)

(ii)

Applicable before January 1, 2018

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

The Group sells its products pursuant to sales contracts entered into with its customers. Revenue from all products is recognized when the significant risks and rewards of ownership have been transferred to the customer, provided that the Group does not maintain neither managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, and when collectability is reasonably assured. The transfer of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of the product by the customer.

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

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

(q)

Contract assets (applicable from January 1, 2018)

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

(r)

Contract liabilities (applicable from January 1, 2018)

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier).  Contract liabilities are recognized as revenue when the Group performs under the contract.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(t)

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

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)

Income taxes (continued)

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

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

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(v)

Convenience translation

The consolidated financial statements are stated in CNY. The translation of amounts from CNY into US$ is supplementary information and is included solely for the convenience of the readers and has been made at the rate of exchange quoted by UKForex on December 31, 2018 of US$1.00 = CNY6.8785. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2018 or at any other date.

(w)

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

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)

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

(y)

Dividends

Final dividends are recognized as a liability when they are approved by the directors in a general meeting.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends.  Consequently, interim dividends are recognized immediately as a liability when they are proposed and declared.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

3.

DISCONTINUED OPERATIONS

On February 24, 2017, Feishang Mining Holdings Limited (“Feishang Mining”), a wholly-owned subsidiary of CHNR, and Wuhu City Feishang Industrial Development Co., Ltd. (“Wuhu Industrial”), as nominee for Feishang Mining (collectively referred to as the “Sellers”), entered into an agreement with Shen Yandi, an unrelated individual (the “Purchaser”), pursuant to which the Sellers sold and the Purchaser purchased, all of the Sellers’ right, title and interest in and to the outstanding capital stock of Wuhu Feishang Mining Development Co., Limited (“Wuhu Feishang”), which had been previously included in the Group’s non-ferrous metals segment, at a cash consideration of CNY1.00 million. The disposal was completed on March 3, 2017.

On December 29, 2017, CHNR sold all of CHNR’s rights, title and interest in and to the outstanding capital stock (the “Equity Interests”) of Double Grow and its subsidiaries (including Planta Metalurgica Antay Pacha S.A., “Antay Pacha”) to Shanghai Kangzheng Investment Management Co., Ltd., an unrelated third party. The purchase price for the Equity Interests was CNY17.19 million, including the payment of CNY9.38 million in indebtedness of Double Grow to CHNR, which was recognized in other receivables (Note 6(a)) and cash consideration of CNY7.81 million. The disposal was completed on December 29, 2017.

Wuhu Feishang and Double Grow were the primary contributors to the Group’s exploration and mining-non-ferrous metals segment and copper smelting segment, respectively, which represented separate major lines of business with separately identifiable operations and cash flows. Accordingly, the results of Wuhu Feishang and Double Grow are classified and separately reported as "discontinued operations" in the consolidated statement of profit or loss for the year ended December 31, 2017. In addition, the gain or loss recognized on the disposal of Wuhu Feishang and Double Grow were included in the results of the discontinued operations. With Wuhu Feishang and Double Grow being classified as discontinued operations, the exploration and mining-non-ferrous metals segment and copper smelting segment businesses are no longer included in the note for operating segment information.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(a)

Discontinued operation of Wuhu Feishang

The results of Wuhu Feishang are presented below:

	2016	For the period from January 1, 2017 to March 3, 2017
	CNY	CNY

Selling expenses	(23)	—
Administrative expenses	(6,588)	(991)
Losses arising from temporary suspension of production	(4,073)	(641)
Reversal of write-down of inventories to net realizable value	1,744	—
Other operating income	393	61

OPERATING LOSS	(8,547)	(1,571)

Finance costs	(258)	(30)
Interest income	119	9
Non-operating (expenses)/income, net	(2,267)	230
LOSS BEFORE INCOME TAX	(10,953)	(1,362)
LOSS FOR THE PERIOD FROM WUHU FEISHANG	(10,953)	(1,362)

Gain on disposal of Wuhu Feishang	—	12,340
(LOSS)/PROFIT FOR THE PERIOD FROM WUHU FEISHANG	(10,953)	10,978

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(a)

Discontinued operation of Wuhu Feishang (continued)

The details of the net assets of Wuhu Feishang as at March 3, 2017 are as follows:

March 3, 2017
CNY
Net assets disposed of:

Property, plant and equipment	7,613
Rehabilitation fund	3,983
Inventories	5,644
Prepayments	73
Other receivables	47
Cash and cash equivalents	18
Trade payables	(30)
Other payables and accrued liabilities	(13,303)
Taxes payable	(5,316)
Due to related companies	(5,117)
Asset retirement obligations	(4,952)
Net assets disposed of	(11,340)

Gain on disposal of Wuhu Feishang	12,340
Consideration	1,000

Satisfied by:
Cash received	1,000

The net cash flows incurred by Wuhu Feishang, excluding the cash consideration received from the disposal of Wuhu Feishang, are as follows:

	2016	For the period from January 1, 2017 to March 3, 2017
	CNY	CNY

Operating activities	(16,632)	(2,727)
Investing activities	(81)	60
Financing activities	1,920	1,793
Net cash outflows	(14,793)	(874)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(a)

Discontinued operation of Wuhu Feishang (continued)

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of Wuhu Feishang is as follows:

March 3, 2017
CNY

Cash consideration received	1,000
Less: Cash and cash equivalents disposed of	(18)
Net cash inflows from the disposal of Wuhu Feishang	982

(b)

Discontinued operation of Double Grow

The results of Double Grow are presented below:

	2016	For the period from January 1, 2017 to December 29, 2017
	CNY	CNY

Administrative expenses	(3,907)	(5,966)
Other operating expenses, net	(3,575)	—
OPERATING LOSS	(7,482)	(5,966)

Finance costs	(72)	(78)
Non-operating expenses, net	(84)	(840)
LOSS BEFORE INCOME TAX	(7,638)	(6,884)
LOSS FOR THE PERIOD FROM DOUBLE GROW	(7,638)	(6,884)

Loss on disposal of Double Grow	—	(27,911)
LOSS FOR THE PERIOD FROM DOUBLE GROW	(7,638)	(34,795)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(b)

Discontinued operation of Double Grow (continued)

The details of the net assets of Double Grow as at December 29, 2017 are as follows:

December 29, 2017
CNY
Net assets disposed of:

Property, plant and equipment	45,442
Intangible assets	5
Inventories	5,659
Trade and bills receivables	340
Prepayments	572
Other receivables	5,962
Cash and cash equivalents	807
Trade payables	(786)
Other payables and accrued liabilities	(2,561)
Taxes payable	(621)
Due to related companies	(21,994)
Asset retirement obligations	(386)
Net assets disposed of	32,439
Exchange fluctuation reserve	3,280
35,719

Loss on disposal of Double Grow	(27,911)
Consideration	7,808

Satisfied by:
Cash received	7,808

The net cash flows incurred by Double Grow, excluding the cash consideration received from the disposal of Double Grow, are as follows:

	2016	For the period from January 1, 2017 to December 29, 2017
	CNY	CNY

Operating activities	(11,879)	(5,796)
Investing activities	(4,453)	(5,823)
Financing activities	5,915	10,173
Net foreign exchange difference	303	(100)
Net cash outflows	(10,114)	(1,546)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(b)

Discontinued operation of Double Grow (continued)

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of Double Grow is as follows:

For the period from January 1, 2017 to December 29, 2017
CNY

Cash consideration received	7,808
Less: Cash and cash equivalents disposed of	(807)
Net cash inflows from the disposal of Double Grow	7,001

The results of the above discontinued operations are presented below:

	2016	For the period from January 1, 2017 to December 29, 2017
	CNY	CNY

Loss per share from the discontinued operations (Presented in CNY per share)
Basic	(0.74)	(0.95)
Diluted	(0.74)	(0.95)

The calculations of basic and diluted loss per share from the discontinued operations are based on:

	2016	For the period from January 1, 2017 to December 29, 2017
	CNY	CNY

Loss attributable to owners of the Company from the discontinued operations	(18,591)	(23,817)

Weighted average number of ordinary shares in issue during the period used in the loss per share calculations:
Basic (Note 13)	24,910,916	24,910,916
Diluted (Note 13)	24,910,916	24,910,916

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

4.

BUSINESS ACQUISITIONS

Asset acquisition

On November 30, 2017, Yangpu Shuanghu Industrial Development Co., Limited, an indirect subsidiary of the Company, consummated its acquisition of approximately 98.32% and 1.68% of the issued and outstanding capital shares of Bayannaoer City Feishang Mining Company Limited (“Bayannaoer Mining”) from Feishang Enterprise and Shenzhen Chaopeng Investment Co., Ltd., respectively, each of which is a related party. The total cash consideration was CNY716,900.

Bayannaoer Mining was established in 2005 and engages in mineral exploration activities in Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of the Inner Mongolia Autonomous Region. Management subsequently determined to focus solely on exploration of Moruogu Tong Mine. At November 30, 2017, the underlying set of assets acquired was not capable of being conducted and managed as a business to generate revenue. As such, the Company determined that the acquisition of Bayannaoer Mining did not constitute a business combination for accounting purposes.

The details of the net assets of Bayannaoer Mining as at November 30, 2017 are as follows:

November 30, 2017
CNY

Cash and cash equivalents	631
Other current assets	361
Property, plant and equipment	336
Current liabilities	(611)

Net assets	717

An analysis of the cash flows in respect of the acquisition of Bayannaoer Mining in the year 2017 is as follows:

November 30, 2017
CNY

Cash consideration	(717)
Cash and bank balances acquired	631
Net cash outflows from the acquisition of Bayannaoer Mining	(86)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

5.

PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Construction in progress	Total
	CNY	CNY	CNY	CNY	CNY	CNY

At January 1, 2017	28,713	33,942	7,654	7,356	36,060	113,725
Acquisition of Bayannaoer Mining	43	—	12	280	—	335
Additions	—	—	71	—	4,137	4,208
Disposals	(5,781)	(4,688)	(786)	(2,017)	—	(13,272)
Exchange adjustment	(104)	(21)	(173)	(35)	(2,388)	(2,721)
Disposal of subsidiaries	(22,828)	(29,233)	(5,939)	(5,305)	(37,809)	(101,114)
At December 31, 2017	43	—	839	279	—	1,161
Additions	—	—	5	—	—	5
Exchange adjustment	—	—	45	—	—	45
At December 31, 2018	43	—	889	279	—	1,211
At December 31, 2018 (US$)	6	—	129	40	—	175

Accumulated depreciation and amortization and impairment losses

At January 1, 2017	(14,605)	(33,608)	(7,541)	(3,448)	—	(59,202)
Depreciation charge	(530)	—	(25)	(1,193)	—	(1,748)
Disposals	5,121	4,688	715	1,742	—	12,266
Exchange adjustment	(84)	—	(69)	(46)	—	(199)
Disposal of subsidiaries	10,098	28,920	6,100	2,941	—	48,059
At December 31, 2017	—	—	(820)	(4)	—	(824)
Depreciation charge	(3)	—	(5)	(59)	—	(67)
Exchange adjustment	—	—	(45)	—	—	(45)
At December 31, 2018	(3)	—	(870)	(63)	—	(936)
At December 31, 2018 (US$)	—	—	(126)	(9)	—	(135)

Net carrying amount
At December 31, 2017	43	—	19	275	—	337
At December 31, 2018	40	—	19	216	—	275
At December 31, 2018 (US$)	6	—	3	31	—	40

There is no impairment loss on property, plant and equipment during the years ended December 31, 2017 and 2018.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

6.

OTHER RECEIVABLES

	December 31,
	2017	2018	2018
	CNY	CNY	US$

Withholding social insurance	6	6	1
Advance to a third party	493	—	—
Input VAT	597	597	86
Staff advances	—	13	2
Deposit	21	20	3
Receivables in relation to the disposal of Double Grow (a)	9,377	—	—
	10,494	636	92

———————

(a)

The amount represented receivables due from Shanghai Kangzheng Investment Management Co., Ltd. amounting to CNY9.38 million in relation to the disposal of Double Grow on December 29, 2017 as disclosed in Note 3, and the amount was received on January 26, 2019.

Impairment under IFRS 9 for the year ended December 31, 2018

For the financial assets included above, an impairment analysis is performed at each reporting date by considering the probability of default by applying a loss rate with reference to the historical loss record of the Group. The loss rate is adjusted to reflect the current conditions and forecasts of future economic conditions, as appropriate. For staff advances and deposits, management considers the probability of default to be minimal. The financial assets included in the above balances relate to receivables for which there was no recent history of default or expectation of future losses and no impairment was provided during the year.

Impairment under IAS 39 for the year ended December 31, 2017

There was no impairment of the Group’s other receivables as at December 31, 2017. For the balances of other receivables of the Group, management was of the opinion that the counterparties were with good credit quality and the balances were considered fully recoverable.

7.

TRADE PAYABLES

	December 31,
	2017	2018	2018
	CNY	CNY	US$

Trade payables	215	100	15

Trade payables are non-interest-bearing.

The aging analysis of trade payables as at December 31, 2017 and 2018 is as follows:

	December 31,
	2017	2018	2018
	CNY	CNY	US$

Within 1 year	15	—	—
1 to 2 years	100	—	—
Over 2 years	100	100	15
	215	100	15

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

8.

OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31,
	2017	2018	2018
	CNY	CNY	US$

Contract deposits	102	102	15
Social security payable (a)	68	102	15
Payroll payable	376	442	64
Welfare payable	1	14	2
Accrued expenses	2,372	964	140
Others	7	15	2
	2,926	1,639	238

———————

(a)

The social security represents amounts payable to the PRC government-managed retirement insurance, medical insurance, etc.

9.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines of Wuhu Feishang, which includes dismantlement of mining related structures and the reclamation of land upon exhaustion of coal or metal reserves. Asset retirement obligations also include the dismantlement upon the closure of the copper smelting plant of Antay Pacha.

The following table describes the changes to the Group's asset retirement obligation liability:

Amount
CNY

At January 1, 2017	5,302
Accretion expenses	60
Disposal of subsidiaries	(5,338)
Exchange adjustment	(24)
At December 31, 2017 and 2018	—
At December 31, 2018 (US$)	—

The inflation rate, discount rate and market risk premium used for estimating the provision for asset retirement obligations of Wuhu Feishang at January 1, 2017 were 2.53%, 9.91% and 6.09%, respectively. The inflation rate, discount rate and market risk premium used for estimating the provision for asset retirement obligations of Antay Pacha at January 1, 2017 were 4.80%, 8.42% and 6.09%, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

10.

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS

The Group's loss before tax from continuing operations is arrived at after charging/(crediting):

	Year Ended December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

Crediting:
Interest income on bank deposits	75	39	26	4

Charging:
Finance costs*	1	14	(5)	(1)
Auditors' remuneration:
- Audit fee	1,480	2,000	1,000	145

Employee benefit expenses (Note 11)	715	697	1,878	273

Depreciation and amortization:
- Property, plant and equipment	2	8	67	10

Operating lease rental:
- Office properties	948	747	1,189	173

———————

*

Finance cost from continuing operations mainly represented bank charges and foreign currency exchange differences. The amount of bank charge was CNY28.00 thousand, CNY1.00 thousand and CNY6.00 thousand (US$1.00 thousand), and the foreign currency exchange differences amounted to negative CNY27.00 thousand, CNY13.00 thousand and negative CNY11.00 thousand (negative US$2.00 thousand) as of December 31, 2016, 2017 and 2018, respectively.

11.

EMPLOYEE BENEFITS

The Group’s employee benefits from continuing operations comprise the following:

	Year Ended December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

Wages, salaries and allowances	565	566	1,513	220
Housing funds (a)	40	33	67	10
Contribution to pension plans (a)	104	79	76	11
Welfare and other expenses	6	19	222	32
	715	697	1,878	273

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

12.

INCOME TAX EXPENSE

The Company is incorporated in BVI and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company's Hong Kong subsidiaries have both Hong Kong-sourced and non-Hong Kong-sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2016, 2017 and 2018. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the Law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”) collectively, the tax rate applicable for PRC group entities is 25% (2017: 25%).

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

Bolivia

The Company’s subsidiary in Bolivia before December 29, 2017 is subject to Bolivian enterprise income tax at a rate of 25% applicable to both foreign investment enterprises and domestic companies.

Loss before income tax consists of:

	Year Ended December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

PRC	(1,171)	(1,071)	(2,321)	(337)
BVI	(3,225)	(5,064)	(3,805)	(553)
Hong Kong	(49)	(44)	(50)	(7)

Total loss before income tax for the year from continuing operations	(4,445)	(6,179)	(6,176)	(897)
Total loss before income tax for the year from discontinued operations	(18,591)	(23,817)	—	—
	(23,036)	(29,996)	(6,176)	(897)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

12.

INCOME TAX EXPENSE (CONTINUED)

A reconciliation of the income taxes computed at the PRC and Bolivian statutory tax rate of 25% to the actual income tax expense/(benefit) is as follows:

	Year Ended December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

Loss before income tax for the year from continuing operations	(4,445)	(6,179)	(6,176)	(897)
Loss before income tax for the year from discontinued operations	(18,591)	(23,817)	—	—
	(23,036)	(29,996)	(6,176)	(897)

Tax at the statutory tax rate	25%	25%	25%	25%

Computed income tax benefit	(5,759)	(7,499)	(1,544)	(224)
Effect of different tax rates for the Company and overseas subsidiaries	820	1,269	955	139
Tax losses not recognized	4,259	6,230	588	85
Non-deductible expenses	680	—	1	—

Income tax expense	—	—	—	—
Income tax expense from continuing operations at the effective rate	—	—	—	—
Income tax expense from discontinued operations at the effective rate	—	—	—	—

As of December 31, 2017 and 2018, the Group did not recognize deferred tax assets or deferred tax liabilities.

The total amounts of unused tax losses for which no deferred tax assets were recognized amounted to CNY9.24 million and CNY6.74 million (US$0.98 million) as of December 31, 2017 and 2018, respectively. As of December 31, 2018, unused tax losses of CNY1.08 million (US$0.16 million), CNY1.10 million (US$0.16 million), CNY1.17 million (US$0.17 million), CNY1.07 million (US$0.15 million) and CNY2.32 million (US$0.34 million), if unused, will expire by the end of 2019, 2020, 2021, 2022 and 2023 respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

13.

LOSS PER SHARE

Basic and diluted loss per share for the years ended December 31, 2016, 2017 and 2018 are calculated as follows:

	Year Ended December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

Loss for the year:
From continuing operations	(4,445)	(6,179)	(6,176)	(897)
From discontinued operations	(18,591)	(23,817)	—	—

Weighted average number of common shares:
Basic and diluted	24,910,916	24,910,916	24,910,916	24,910,916

Loss per share:
Basic and diluted:
From continuing operations	(0.18)	(0.25)	(0.25)	(0.04)
From discontinued operations	(0.74)	(0.95)	—	—
	(0.92)	(1.20)	(0.25)	(0.04)

The Company did not have any potential diluted shares throughout the years. Accordingly, the diluted loss per share amounts are the same as the basic loss per share amounts.

14.

DIVIDEND

No dividend was paid or declared by the Company for the years ended December 31, 2016, 2017 and 2018.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

15.

RELATED PARTY BALANCES AND TRANSACTIONS

The consolidated financial statements include the financial statements of the Company and the subsidiaries listed in the following table:

	Place of incorporation / registration and operations	Nominal value of issued ordinary / registered share capital (CNY)	Percentage of equity attributable to the Company		Principal activities
Name			Direct	Indirect
China Coal Mining Investment Limited	Hong Kong	—	100	—	Investment holding
FMH Corporate Services Inc.	United States	—	100	—	Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	—	—	100	Investment holding
Feishang Mining Holdings Limited	BVI	—	100	—	Investment holding
Feishang Yongfu Mining Limited	Hong Kong	—	—	100	Investment holding
Newhold Investments Limited	BVI	—	100	—	Investment holding
Pineboom Investments Limited	BVI	—	100	—	Investment holding
Shenzhen Feishang Management and Consulting Co., Limited (“Feishang Management”)	PRC/Mainland China	10,000	—	100	Provision for management and consulting services to other companies in the Group
Silver Moon Technologies Limited	BVI	1	80	—	Dormant
Sunwide Capital Limited	BVI	—	100	—	Dormant
Yangpu Lianzhong Mining Co., Limited	PRC/Mainland China	115,008	—	100	Investment holding
Yangpu Shuanghu Industrial Development Co., Limited	PRC/Mainland China	1,000	—	100	Investment holding
Yunnan Feishang Mining Co., Limited	PRC/Mainland China	50,000	—	100	Investment holding
Bayannaoer City Feishang Mining Company Limited	PRC/Mainland China	59,480	—	100	Exploration and development of Lead Mine

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions and balances with related parties:

(a)

Commercial transactions with related parties

		Year Ended December 31,
		2016	2017	2018	2018
		CNY	CNY	CNY	US$
	Notes
CHNR's share of office rental, rates and others to Anka Consultants Limited (“Anka”)	i	953	1,316	1,442	210
Sales of equipment to Wuhu Industrial	ii	—	1,056	—	—
Purchase of raw ore from Empressa Minera Jacha Uru S.A. (“Jacha Uru”)	iii	20	240	—	—
Feishang Management 's share of office rental to Feishang Enterprise	iv	—	—	166	24

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

15.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)

Commercial transactions with related parties (continued)

(i)

On April 1, 2017, the Company signed an office sharing agreement with Anka, a private Hong Kong company that is owned by two Directors of the Company, which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka. In 2018, Anka’s lease with the unrelated landlord was extended for two years, from July 1, 2018 to June 30, 2020.

(ii)

On February 22, 2017, Wuhu Feishang signed an agreement with Wuhu Industrial, controlled by Mr. Li Feilie, to dispose of certain equipment with the carrying amount of CNY1.06 million. The disposal gain was CNY0.05 million.

(iii)

In 2016 and 2017, Antay Pacha purchased copper ores from Jacha Uru, a copper mine located in Bolivia and controlled by Feishang Hesheng.

(iv)

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise, a related company controlled by Mr. Li Feilie. Pursuant to the agreement, Feishang Management shared 40 square meters of the office premises. The agreement was valid for 33 months from January 1, 2018 to September 30, 2021.

(b)

Balances with related parties

The Group has payables with related parties, which are all unsecured and non-interest-bearing. Balances with related companies are summarized as follows:

	December 31,
	2017	2018	2018
	CNY	CNY	US$

Current:
Payable to related companies:
Feishang Enterprise (1)	3,719	4,041	587
Feishang Hesheng (2)	10,028	—	—
	13,747	4,041	587
Payable to the Shareholder:
Feishang Group (3)	11,573	6,973	1,014

Feishang Enterprise, Feishang Group and Feishang Hesheng are controlled by Mr. Li Feilie, who is the beneficial shareholder of the Company.

———————

(1)

Payable to Feishang Enterprise by Feishang Management for the net amount of loans from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(2)

Payable to Feishang Hesheng for the acquisition of Double Grow as well as the assumption of indebtedness due to Feishang Hesheng by Double Grow. The balance is unsecured and interest-free. The balance as at December 31, 2017 was repaid during 2018.

(3)

Payable to Feishang Group for the acquisition of Feishang Anthracite. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

15.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)

Compensation of key management personnel of the Group

	Year Ended December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

Wages, salaries and allowances	479	264	580	84
Housing subsidies	—	2	16	2
Contribution to pension plans	22	29	75	11
	501	295	671	97

The amounts disclosed in the table are the amounts recognized as expenses during the years related to key management personnel.

16.

EQUITY

(a)

Issued capital

	December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

Authorized:
10,000,000 preferred shares, no par	—	—	—	—
200,000,000 ordinary shares, no par	—	—	—	—

Issued and fully paid:
24,910,916 (2016 and 2017: 24,910,916) common shares, no par	312,081	312,081	312,081	45,371

(b)

Other capital reserves

Other capital reserves
CNY

At January 1, 2016	636,960
Deemed contribution from a related party*	55,558
At December 31, 2016, 2017 and 2018	692,518
At December 31, 2018 (US$)	100,679

———————

*

On December 23, 2016, Feishang Hesheng waived a payment of CNY55.56 million (US$8.00 million) indebtedness owed to it by Double Grow.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

16.

EQUITY (CONTINUED)

(c)

Dividend restrictions and reserves

Due to the Group's structure, the payment of dividends is subject to numerous controls imposed under PRC law, including foreign exchange control on the conversion of the local currency into United States dollars and other currencies.

In accordance with the relevant PRC regulations and the Articles of Association of Wuhu Feishang, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually. No amounts were appropriated to the general reserve and enterprise expansion reserve in 2016, 2017 and 2018.

17.

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

(a)

Credit risk

Maximum exposure and year-end staging as at December 31, 2018

The table below shows the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at December 31, 2018. The amounts presented are gross carrying amounts for financial assets.

	12-month ECLs	Lifetime ECLs		Simplified
	Stage 1	Stage 2	Stage 3	approach	Total
	CNY	CNY	CNY	CNY	CNY

Financial assets included in other receivables
- Normal*	33	—	—	—	33
- Doubtful*	—	—	—	—	—
Cash and cash equivalents
- Not yet past due	6,793	—	—	—	6,793
Total	6,826	—	—	—	6,826

———————

*

The credit quality of the financial assets included in other receivables is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

17.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)

Credit risk (continued)

Maximum exposure as at December 31, 2017

The carrying amounts of the Group's cash and cash equivalents and other receivables represent the Group's maximum exposure to credit risk in relation to its financial assets.

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC State-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

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

(c)

Business and economic risk

The Group's operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the political, economic and social conditions in the PRC. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

17.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(d)

Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and adequate time deposits to meet its liquidity requirements in the short and long term.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

December 31, 2018	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	100	—	—	100
Other payables and accrued liabilities	—	1,081	—	—	1,081
Due to related companies	—	4,041	—	—	4,041
Due to the Shareholder	—	6,973	—	—	6,973
	—	12,195	—	—	12,195

December 31, 2018	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade payables	—	15	—	—	15
Other payables and accrued liabilities	—	157	—	—	157
Due to related companies	—	587	—	—	587
Due to the Shareholder	—	1,014	—	—	1,014
	—	1,773	—	—	1,773

December 31, 2017	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	215	—	—	215
Other payables and accrued liabilities	—	2,481	—	—	2,481
Due to related companies	—	13,747	—	—	13,747
Due to the Shareholder	—	11,573	—	—	11,573
	—	28,016	—	—	28,016

(e)

Capital management

There were no interest-bearing debts as at December 31, 2017 and 2018.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

18.

COMMITMENTS

(a)

Operating lease

At the end of the reporting period, the Group had commitments for future minimum lease payments under a non-cancellable operating lease in respect of the rented premises which fall due as follows:

	December 31,
	2017	2018	2018
	CNY	CNY	US$

Within the first year	476	1,245	181
After one year but not more than five years	—	646	94
	476	1,891	275

(b)

Capital commitments

There was no capital commitment as at December 31, 2017 and 2018.

19.

SEGMENT INFORMATION

Prior to the disposal of Wuhu Feishang and Double Grow (Note 3) and acquisition of Bayannaoer Mining, the Group operated in operating segments: exploration and mining-non-ferrous metals and copper smelting. As at December 31, 2018, the Company had one operating segment: exploration and mining. The accounting policies for the segment are as described in the summary of significant accounting policies. The Group evaluates performance based on operating earnings of the respective business units. The segment analysis below is provided for the Group's continuing operations, and does not include any amount for discontinued operations, namely the exploration and mining-non-ferrous metals and copper smelting.

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

As disclosed in Note 3 to the consolidated financial statements, the Group disposed of its equity interests of Wuhu Feishang and Double Grow in the exploration and mining-non-ferrous metals segment and the copper smelting segment on March 3, 2017 and December 29, 2017, respectively. Accordingly, the exploration and mining-non-ferrous metals segment and the copper smelting segment have been classified as discontinued operations and were excluded from the segment information for the years ended December 31, 2016 and 2017.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

19.

SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2018, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
From continuing operations:
Depreciation and amortization	63	4	67
Operating loss	1,523	4,684	6,207
Interest income	(1)	(25)	(26)
Finance costs	1	(6)	(5)
Loss for the year from continuing operations	1,523	4,653	6,176
Capital expenditure	—	5	5

Total assets	527	7,216	7,743
Total liabilities	1,854	27,687	29,541

	US$
	Exploration and mining	Corporate activities	Total
From continuing operations:
Depreciation and amortization	9	1	10
Operating loss	221	681	902
Interest income	—	(4)	(4)
Finance costs	—	(1)	(1)
Loss for the year from continuing operations	221	676	897
Capital expenditure	—	1	1

Total assets	77	1,049	1,126
Total liabilities	270	4,025	4,295

For the year ended December 31, 2017, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
From continuing operations:
Depreciation and amortization	5	3	8
Operating loss	258	5,946	6,204
Interest income	(1)	(38)	(39)
Finance costs	—	14	14
Loss for the year from continuing operations	257	5,922	6,179

Total assets	705	29,043	29,748
Total liabilities	509	44,744	45,253

For the year ended December 31, 2016, the segment results were as follows:

	CNY
	Corporate activities	Total
From continuing operations:
Depreciation and amortization	2	2
Operating loss	4,519	4,519
Interest income	(75)	(75)
Finance costs	1	1
Loss for the year from continuing operations	4,445	4,445

Total assets	94,793	94,793
Total liabilities	81,598	81,598

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

19.

SEGMENT INFORMATION (CONTINUED)

The reconciliation of loss for the year from continuing operations to net loss is as follows:

	2016	2017	2018	2018
	CNY	CNY	CNY	US$

Loss for the year from continuing operations	(4,445)	(6,179)	(6,176)	(897)
Loss for the year from discontinued operations	(18,591)	(23,817)	—	—
Net loss	(23,036)	(29,996)	(6,176)	(897)

20.

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)

Major non-cash transactions

In the year 2016, the Group received a deemed contribution from a related party of the Company amounting to CNY55.56 million (Note 16(b)). No major non-cash transactions incurred in the years 2017 and 2018.

(b)

Changes in liabilities arising from financing activities

	Due to related companies	Due to the Shareholder	Total
	CNY	CNY	CNY
Year ended December 31, 2018
At January 1, 2018	13,747	11,573	25,320
Changes from financing cash flows	(9,213)	(4,600)	(13,813)
Changes from operating activities	(493)	—	(493)
At December 31, 2018	4,041	6,973	11,014

Due to related companies
CNY
Year ended December 31, 2017
At January 1, 2017	21,007
Changes from financing cash flows	12,630
Decrease arising from disposal of discontinued operations	(18,607)
Changes from operating activities	271
Foreign exchange movement	(1,554)
At December 31, 2017	13,747

21.

SUBSEQUENT EVENTS

The Company has no material subsequent events.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

22.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2017	2018	2018
	CNY	CNY	US$

ASSETS
NON-CURRENT ASSETS
Investments in subsidiaries	—	—	—

CURRENT ASSETS
Amounts due from subsidiaries	9,266	13,925	2,025
Cash and cash equivalents	13,912	4,122	599
Other receivables (Note 6(a))	9,377	—	—

TOTAL CURRENT ASSETS	32,555	18,047	2,624

TOTAL ASSETS	32,555	18,047	2,624

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	2,350	943	137
Due to the Shareholder	11,573	6,973	1,014
Due to a related party	10,028	—	—

TOTAL CURRENT LIABILITIES	23,951	7,916	1,151

TOTAL LIABILITIES	23,951	7,916	1,151

EQUITY
Issued capital	290,179	290,179	42,186
Other capital reserves	823,581	823,581	119,733
Accumulated losses	(1,087,839)	(1,091,633)	(158,702)
Other comprehensive loss	(17,317)	(11,996)	(1,744)

TOTAL EQUITY	8,604	10,131	1,473

TOTAL LIABILITIES AND EQUITY	32,555	18,047	2,624

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except share and per share data)

22.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED STATEMENTS OF PROFIT OR LOSS

	December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

Administrative expenses	(3,216)	(5,055)	(3,794)	(552)
Gain on disposal of a subsidiary	—	7,114	—	—
Profit/(loss) before income tax	(3,216)	2,059	(3,794)	(552)
Profit/(loss) for the year	(3,216)	2,059	(3,794)	(552)

CONDENSED STATEMENTS OF CASH FLOWS

	December 31,
	2016	2017	2018	2018
	CNY	CNY	CNY	US$

Net cash flows used in operating activities	(2,796)	(3,647)	(5,200)	(756)
Net cash flows from investing activities	—	7,808	10,243	1,489
Net cash flows used in financing activities	(276)	—	(15,811)	(2,299)
NET INCREASE/(DECREASE) IN CASH	(3,072)	4,161	(10,768)	(1,566)
CASH AT BEGINNING OF THE YEAR	13,062	10,678	13,912	2,023
Net foreign exchange difference	688	(927)	978	142
CASH AT END OF THE YEAR	10,678	13,912	4,122	599

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons, accounted for by the equity method, together exceed 25 percent of the consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2018, CNY13.78 million (US$2.00 million) of the restricted capital and reserves were not available for distribution, and therefore, the condensed financial information of the Company has been presented for the years ended December 31, 2016, 2017 and 2018.

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

During the years ended December 31, 2016, 2017 and 2018, no cash dividends were declared and paid by the Company.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

8	Subsidiaries of the Registrant
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	Press Release dated April 30, 2019