Form 20-F
period 2019-12-31
CHINA NATURAL RESOURCES INC
filed 2020-06-12
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2019
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

bonyue@chnr.net

 (Name, telephone number, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares, without par value	CHNR	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 24,910,916 common shares as of December 31, 2019.

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

Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☑	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes ☐  No ☑

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CONVENTIONS

Unless otherwise specified, all references in this Annual Report to “U.S. Dollars,” “Dollars,” “US$,” or “$” are to United States dollars; all references to “HK$” are to Hong Kong dollars; and all references to “Renminbi,” “RMB” or “CNY” are to Chinese Yuan, which is the lawful currency of the People's Republic of China. The accounts of the Company and its subsidiaries are maintained in Hong Kong dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars, and from Hong Kong dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “CNY Exchange Rate”) as quoted by www.ofx.com on December 31, 2019, which was US$1.00 = CNY6.9632. Translations from Hong Kong dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2019, and from Hong Kong dollars to Renminbi have been made at the single rate of exchange as quoted by www.ofx.com on December 31, 2019, which was HK$1.00 = CNY0.8940. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

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

References to the “Company,” “CHNR,” “we,” “us,” and “our company” are to China Natural Resources, Inc., a BVI company. Unless the context otherwise requires, references to the Company and/or CHNR include the operations of its subsidiaries.

References to “common shares” are to the common shares, without par value, of CHNR.

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

References to “Feishang Enterprise” are to Feishang Enterprise Group Co., Ltd., a company organized in the PRC which is our affiliate and is controlled by Mr. Li Feilie, the principal beneficial owner of the Company and its former Chairman and CEO.

References to “Feishang Group” are to Feishang Group Limited, CHNR’s principal shareholder and a company organized in the BVI that is ultimately controlled by Mr. Li Feilie.

References to “Feishang Hesheng” are to Feishang Hesheng Investment Limited, a company organized in the BVI that is our affiliate and is ultimately controlled by Mr. Li Feilie.

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

References to “HK” or “Hong Kong” are to Hong Kong Special Administrative Region.

References to “IFRS” or “IFRSs” are to International Financial Reporting Standard/International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

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

References to “shareholders” of CHNR are to the members of the Company. “Members” under BVI law are the equivalent of “shareholders” under the laws of the several states of the United States.

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

ii

Forward-Looking Statements

This Annual Report contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “possible,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. These statements appear in a number of places in this Annual Report and include, without limitation, statements regarding the belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding its business development, investments, dispositions, financings, conflicts of interest and other matters, and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are:

•

uncertainties regarding the governmental, economic and political circumstances in the PRC;

•

uncertainties associated with metal price volatility;

•

uncertainties concerning the viability of mining and estimates of reserves at the Company’s Moruogu Tong Mine in Inner Mongolia;

•

uncertainties regarding our ability to extract reserves located at the Moruogu Tong Mine in an economically feasible manner;

•

uncertainties related to our ability to fund operations;

•

uncertainties regarding the impact of the novel coronavirus 2019 (“COVID-19”) pandemic on: domestic PRC and global economic conditions; demand for the mineral reserves that we may locate or extract, or for the copper or that we trade; our workforce, whether due to illness or restrictions on movement; and on the price of our common shares;

•

uncertainties related to possible future increases in operating expenses, including costs of labor and materials; and

•

other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including without limitation the information set forth in Item 3.D. of this Annual Report under the heading “Risk Factors.”

With respect to forward-looking statements that include a statement of underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

iii

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

No disclosure is required in response to this Item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure is required in response to this Item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial information as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

The selected financial data is stated in CNY and is derived from the audited consolidated financial statements of the Company for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, prepared and presented in accordance with IFRS.

Ernst & Young Hua Ming LLP, which has been engaged as our independent registered public accounting firm for the years ended December 31, 2017, 2018 and 2019, has issued unqualified auditor's reports on our consolidated statements of financial position as of December 31, 2017, 2018 and 2019, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the years ended December 31, 2017, 2018 and 2019.

The statements of profit or loss data for each of the years ended December 31, 2017, 2018 and 2019 and the statements of financial position data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included in Part III, “Item 18. Financial Statements” of this Annual Report. The statements of financial position data as of December 31, 2015, 2016 and 2017 and the statements of profit or loss data for the years ended December 31, 2015 and 2016 are derived from our audited consolidated financial statements that are not included in this Annual Report. Our historical results are not necessarily indicative of our results in any future period.

Consolidated statements of profit or loss have been restated retrospectively for the years ended December 31, 2015 and 2016 due to the disposal of Wuhu Feishang and Double Grow on March 3, 2017 and December 29, 2017, respectively. Wuhu Feishang and Double Grow were the primary contributors to the Group’s exploration and mining of non-ferrous metals segment and copper smelting segment, respectively, which represented a separate major line of business with separately identifiable operations and cash flows. Accordingly, the results of Wuhu Feishang and Double Grow are classified and separately reported as “discontinued operations” in the consolidated statements of profit or loss for the years ended December 31, 2015, 2016 and 2017. The comparative amounts reported in the consolidated statements of profit or loss and related notes have been revised accordingly to reflect the reclassification between continuing operations and the discontinued operations. In addition, the gains recognized on the disposal of Wuhu Feishang and Double Grow are included in the results of the discontinued operations.

	Amounts in thousands, except share amounts and per share data
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2016	2017	2018	2019
	CNY	CNY	CNY	CNY	CNY

Consolidated Statements of Profit or Loss Data
Continuing operations
Revenue	—	—	—	—	12,969
Cost of sales	—	—	—	—	(12,752)
Gross profit	—	—	—	—	217

Loss before income tax from continuing operations	(3,769)	(4,445)	(6,179)	(6,176)	(5,645)

Loss for the year from continuing operations attributable to:
Owners of the Company	(5,273)	(4,445)	(6,179)	(6,176)	(5,645)
Non-controlling interests	—	—	—	—	—
	(5,273)	(4,445)	(6,179)	(6,176)	(5,645)

Loss for the year from discontinued operations attributable to:
Owners of the Company	(36,176)	(18,591)	(23,817)	—	—
Non-controlling interests	—	—	—	—	—
	(36,176)	(18,591)	(23,817)	—	—

Loss attributable to:
Owners of the Company	(41,449)	(23,036)	(29,996)	(6,176)	(5,645)
Non-controlling interests	—	—	—	—	—
	(41,449)	(23,036)	(29,996)	(6,176)	(5,645)

Loss per share attributable to owners of the Company: Basic
Loss from continuing operations	(0.21)	(0.18)	(0.25)	(0.25)	(0.23)
Loss from discontinued operations	(1.45)	(0.74)	(0.95)	—	—
	(1.66)	(0.92)	(1.20)	(0.25)	(0.23)

Diluted
Loss from continuing operations	(0.21)	(0.18)	(0.25)	(0.25)	(0.23)
Loss from discontinued operations	(1.45)	(0.74)	(0.95)	—	—
	(1.66)	(0.92)	(1.20)	(0.25)	(0.23)

Weighted average number of shares outstanding
Basic	24,910,916	24,910,916	24,910,916	24,910,916	24,910,916
Diluted	24,910,916	24,910,916	24,910,916	24,910,916	24,910,916

	Amounts in thousands
	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2016	2017	2018	2019
	CNY	CNY	CNY	CNY	CNY

Consolidated Statements of Financial Position Data
Total assets	111,057	94,793	29,748	7,743	8,298
Current assets	57,580	36,242	29,411	7,468	7,468
Current liabilities	123,889	76,296	45,253	29,541	35,852
Total (deficiency in assets)/equity	(17,799)	13,195	(15,505)	(21,798)	(27,554)
(Deficiency in assets)/equity attributable to owners of the Company	(17,799)	13,195	(15,505)	(21,798)	(27,554)
Capital stock	312,081	312,081	312,081	312,081	312,081

B.

Capitalization and Indebtedness

No disclosure is required in response to this Item.

C.

Reasons for the Offer and Use of Proceeds

No disclosure is required in response to this Item.

D.

Risk Factors

Risks Relating to our Mine Exploration Activities in Inner Mongolia

An investment in our common shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in our common shares. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of our common shares could decline and all or part of your investment may be lost.

Our operations are highly speculative due to the high-risk nature of our business, which includes the acquisition, financing, exploration, development of mineral properties and operation of mines, and the trading of copper ore. The risks and uncertainties set out below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial, may also impair our operations. If any of the risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline, and investors could lose part or all of their investment.

The Wulatehouqi Moruogu Tong Mine (the “Moruogu Tong Mine”) is in the exploration stage and we may not generate revenues for the foreseeable future.

Our operating subsidiary, Bayannaoer Mining is in the exploration stage at the Moruogu Tong Mine located in the Inner Mongolia Autonomous Region of the PRC, and, at this stage, we cannot predict whether ore can be mined on a profitable basis. During the exploration stage, the mine incurs operating expenses but does not generate revenues. We intend to fund mine exploration, construction and development through funds received pursuant to Bayannaoer Mining’s mutual cooperation agreement (the “Cooperation Agreement”) with Bayannaoer Jijincheng Mining Co., Ltd. (“Jijincheng Mining”), and loans from a related party. Jijincheng Mining is currently running the exploration program for the Moruogu Tong Mine, pursuant to the terms of the Cooperation Agreement. To date, the exploration program has indicated the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. However, Jijincheng Mining may terminate the Cooperation Agreement if no resources are discovered in three consecutive drilling holes or in 50% of the drilling holes, in which case we may be unable to find a suitable replacement partner or source of funds. At this stage of exploratory activities, we cannot predict whether sufficient ore of acceptable quality will be found at the Moruogu Tong Mine to warrant further exploration and/or extraction.

The Moruogu Tong Mine is currently being explored under an agreement which effectively reduces our share in any future profits from mineral extraction at the mine.

On August 20, 2017, Bayannaoer Mining entered into the Cooperation Agreement with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support for the operating expenses of the Moruogu Tong Mine during the exploration stage, and the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. According to the Cooperation Agreement, Jijincheng Mining is responsible for engaging the exploration team and providing the required funding. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for the Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration works conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain to be negotiated between the parties. There is no assurance that the details of the arrangement that remain to be negotiated will be resolved in a manner satisfactory to the Company. Moreover, because the Cooperation Agreement provides us with either a half or minority interest in the resources discovered as part of the cooperative exploration project, we will not be able to enjoy the full economic benefits of the resources we discover in the Moruogu Tong Mine for the duration of the Cooperation Agreement.

Our estimates of the reserves contained in the Moruogu Tong Mine are based upon protocols not generally recognized in the United States and the various assumptions underlying our estimates may be inaccurate.

The Moruogu Tong Mine is the subject of a geological survey prepared in conformity with procedures and protocols recognized in the PRC. These procedures and protocols are different from those generally recognized in the United States. In addition, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable, and the economic value of ore reserves may be adversely affected by price fluctuations in the metals markets, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction. If the assumptions upon which we conduct the reserve study prove to be inaccurate, we may reach incorrect conclusions as to the nature and extent of resources present at the Moruogu Tong Mine, and we may not be able to generate revenues in an amount that would lead to profitability or at all.

There are no assurances that we can produce minerals on a commercially viable basis.

The Company’s ability to generate revenue and profit from the Moruogu Tong Mine is expected to occur through exploration, evaluation, advancement and operation of its that property. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to refining facilities, and the market price of the minerals at the time of sale. There is no assurance that our current or future exploration programs or any acquisitions will result in the identification of deposits that can be mined profitably.

Our recently commenced copper ore trading business may not be profitable.

During 2019, Bayannaoer Mining identified opportunities to trade copper ore in the PRC. Copper ore trading involves (i) the purchase and sale of copper ore to fill a customer order and/or (ii) the purchase of copper ore for our own account, for resale.

We have only recently commenced buying and selling copper ore and there is no assurance that we will be able to do so on a profitable basis. In addition to the risks generally associated with the start-up of a new business opportunity, buying and selling copper ore will subject us to specific risks including but not limited to:

•

Limitations based on the availability of capital and attractive opportunities to purchase copper ore.

•

We are not a party to any supply agreements with copper ore suppliers and we may not be able to purchase copper ore at advantageous prices or at all.

•

Our opportunistic purchase of copper ore for our own account subjects us to the risk of declines in the market price of copper ore that we hold for resale.

•

We will compete for customers for copper ore with third parties, some of whom may have greater financial and human resources and more widespread reputations in the local community.

•

We currently only have one purchaser for our copper ore, and if we are unable to diversify our customer base and lose that customer, our ability to continue trading in copper ore will be in doubt.

Volatility in the market prices of metals may adversely affect the results of our operations.

The market prices of lead, silver and other metals have experienced significant volatility in recent years. Market prices depend upon many factors beyond our control, which include industry specific factors such as supply and demand and the level of customer inventories, as well as factors such as local and world-wide general economic conditions, and disruptions caused by unforeseen domestic or international crisis such as the global outbreak of COVID-19. The uncertainties surrounding the market prices of metals and the costs of extraction may adversely affect our ability to operate on a profitable basis.

Due to the global economic slowdown over recent years, the market prices of lead and copper have generally been declining. The price of silver has increased simply because of the investment demand for silver as a safe-haven asset. See “Item 4.B. INFORMATION ON THE COMPANY – Business Overview – Lead, Silver and Copper Industry and Market” for information on the historical prices in 2019 and prior years. The recent global outbreak of COVID-19 has caused disruptions to business activities at all levels and a further slowdown in the PRC as well as global economy. Demand from downstream industries has generally been weakened and may further deteriorate, resulting in more extreme volatility and further declines in the market prices of lead, silver and copper. In the first five months of 2020, the Shanghai Futures Exchange (“SHFE”) lead price hit a high of CNY15,515 (US$2,228) per ton and a low of CNY12,620 (US$1,812) per ton, the SHFE silver price reached a high of CNY4,608 (US$662) per kilogram (“kg”) and a low of CNY2,857 (US$410) per kg, and the SHFE copper price hit a high of CNY49,610 (US$7,125) per ton and a low of CNY35,300 (US$5,070) per ton, each reflecting high volatility. There remains uncertainty on how soon economic activities in the PRC will rebound to pre-COVID-19 pandemic levels. Additionally, the global economy may continue to deteriorate in the future and adversely impact the PRC economy. Therefore, demand and price volatility in the commodity markets may continue for a prolonged period or further deteriorate, which may adversely affect our ability to sell minerals from the Moruogu Tong Mine or trade copper ore on a profitable basis.

The loss of key personnel could affect our business and prospects.

 The success of our copper ore trading operations depends upon the efforts and abilities of Mr. Yu Jun, the general manager of those operations, and upon his knowledge and contacts. Our copper ore trading operations, which are currently our only source of revenue, may be adversely affected if we lose Mr. Yu’s services and are not able to find an appropriate replacement with his particular skillset and experiences. In addition, we believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and prospects for growth could be adversely affected.

We will be subject to government regulations in various aspects of our exploration activities and our failure to comply with applicable government regulations could adversely affect us.

Bayannaoer Mining, our subsidiary that acquired exploration rights to the Moruogu Tong Mine, is and will continue to be subject to the regulations of various aspects of its operations by a variety of laws, rules and regulations administered by the national and local Chinese government, including laws, rules and regulations relating to: exploration activities; environmental protection; the use and preservation of dangerous substances; employment practices; as well as land use laws and a variety of local business laws and rules. Our failure to comply with applicable laws, rules, and regulations could adversely affect our operations and subject us to fines and other penalties including suspension or termination of our business permits.

We do not have binding agreements with customers to purchase any future output of metals.

While we believe there is a robust market for lead, silver and other metals not only in China but also in other countries (although our operations are currently limited to the PRC), we do not currently have any commitments from any customers to purchase our future output of metals. As a result, we may not be able to sell any metals that we are able to successfully extract at prices that are acceptable to us or at all.

Risks Relating to Our Financial Condition

We have incurred losses from operations for each of the preceding three fiscal years and there is no assurance that we will generate profits in the future.

For the three years ended December 31, 2017, 2018 and 2019, we incurred operating losses from continuing operations of CNY6.18 million, CNY6.18 million and CNY5.65 million (US$0.81 million), respectively. Our operating losses mainly represented administrative expenses such as legal and professional fees, as well as exploration expenses in the Moruogu Tong Mine. Our profitability is dependent upon many factors, including our ability to fund our exploration and operating expenses, produce metal outputs, and sell our production outputs to third parties. Other factors, such as uncertainty over the demand and market price for lead, silver and other metals, are outside of our control. There is no assurance that we will be successful in our efforts to achieve profitability.

We currently generate revenues from operations that are insufficient to cover our operating expenses; we will have to fund operating expenses until we are able to generate sufficient revenue to pay them.

We do not currently generate revenues from operations in amounts large enough to cover our operating expenses. We will continue to incur operating expenses in connection with our ore trading and exploratory activities, and we intend to fund those expenses with the proceeds of loans from our Related-Party Debtholders, if available, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary, bank borrowings. There is no assurance that we will be able to secure amounts sufficient to fund our operating expenses until such time as we are able to generate revenues sufficient to pay those expenses.

Any failure to maintain effective internal controls could have an adverse effect on our business, results of operations and the market price of our shares.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act (“SOX”), adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, if we become an accelerated or large accelerated filer, as defined in the SEC’s rules, we will be required to provide an annual attestation from an independent registered public accounting firm must report on the effectiveness of the Company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting as of December 31, 2019 was effective. However, we cannot assure you that our management will not identify material weaknesses in the future or our independent public registered accounting firm will not identify material if it assesses our internal control over financial reporting in the future. In addition, because of the inherent limitations of any internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the SOX.

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

Investors should consider the ongoing development of laws and regulations in the PRC relating to our business and investments therein prior to investing in our company, which may develop in a manner adverse to your interests.

Since 1979, the PRC government has been making efforts to promote reforms of its economic system. These reforms have brought about marked economic growth and social progress, and the economy of China has shifted from a planned economy to a market-oriented economy. Our PRC subsidiaries have also benefited from the economic reforms implemented by the PRC government and the related economic policies and measures. However, economic, legal and social policies in the PRC are not similar to those of Western governments and revisions or amendments may be made to these policies and measures from time to time, and we are not in a position to predict whether any change in the political, economic or social conditions may adversely affect our operating results, and how those changes may impact us.

The PRC legal system is a statutory law system. Unlike the common law system, decided legal cases have little significance for guidance, and rulings by courts can only be used as references with little value as precedent. Since 1979, the PRC government has established a commercial law system, and significant progress has been made in promulgating laws and regulations relating to economic affairs, but the PRC government is still in the process of developing a comprehensive set of laws and regulations. Examples are the organization of companies and their regulation, foreign investment, commerce, taxation and trade. However, these laws and regulations are relatively new and judicial interpretations of them are limited in number. Moreover, as judicial interpretations are not binding, both the implementation and interpretation of these laws and regulations are uncertain in many areas. The activities of our subsidiaries in China are subject to PRC regulations governing PRC companies. The interpretation of PRC laws may also be subject to policy changes reflecting domestic political changes, and new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors.

We face the risk that changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business.

The PRC’s economy is in a transition from a planned economy to a market-oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. The policies of the PRC government can have significant effects on the economic conditions of the PRC. During this transition, we believe that the PRC will generally continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, we cannot assure you that this will be the case, and this process has recently experienced headwinds due to international tariff disputes. A change in policies by the PRC government could adversely affect our interests through, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. Although the PRC government has been pursuing economic reform policies for more than three decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC's political, economic and social life.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and any future subsidiaries are or will be considered foreign persons or foreign-invested enterprises under PRC laws, and as a result, we are and will be required to comply with PRC laws and regulations applicable to foreign persons or foreign-invested enterprises. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. Exploration and mining operations in the PRC are subject to environmental laws and regulations, and the imposition of more stringent environmental regulations may affect our ability to comply with, or our costs to comply with, such regulations. Such changes, if implemented, may adversely affect our business operations and may reduce our profitability. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registration requirements. In addition, a foreign-invested PRC enterprise has limitations upon its uses of capital, including restrictions on such capital being: (i) directly or indirectly used for payments beyond the business scope of the enterprise or payments prohibited by relevant laws and regulations; (ii) directly or indirectly used for investments in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) used for the granting of loans to non-affiliated enterprises, except where expressly permitted in the foreign-invested PRC enterprise’s business license; and (iv) used for paying expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises). We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to register the details of the capital contribution with the local branch of the State Administration for Market Regulation and submit a report on the capital contribution via the online enterprise registration system to the Ministry of Commerce.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our current PRC operating subsidiary or with respect to future capital contributions by us to our current PRC operating subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Inflation in the PRC, or a slowing PRC economy, could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth, and recent statistics have, indeed, suggested that China’s high annual economic growth has slowed down. In addition, the recent global outbreak of COVID-19 and the efforts to contain it have negatively impacted economic development in the PRC and around the world, causing concerns that the pandemic may lead to a potential global recession. Despite targeted fiscal and monetary stabilizing policies implemented by the PRC government, the PRC economy has experienced a significant slowdown since the outbreak of COVID-19. For further discussion of the impact of the COVID-19 pandemic, please refer to “– Risks Relating to our Mine Exploration Activities in Inner Mongolia – Volatility in the market prices of metals may adversely affect the results of our operations” and “– Risks Relating to the Outbreak of COVID-19.” As a result, domestic and global economic conditions may improve, and the markets we intend to serve may grow, at a lower-than-expected rate or even experience a downturn, adversely affecting our future profitability and growth.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the BVI. As a result of our holding company structure, dividends and other distributions to our shareholders, if any, will depend primarily upon dividend payments from our subsidiaries. However, PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits as certain reserve funds according to PRC accounting standards and regulations. The PRC government also imposes controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt in the future, the debt covenants may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive dividend from our operating company, Bayyannaoer Mining, due to contractual or other limitations on the payment of dividends, we may be unable to pay dividends or make other distributions on our common shares.

Governmental control of currency conversion may affect payment of any dividends or foreign currency denominated obligations, and the value of your investment.

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

See “Item 10.D. ADDITIONAL INFORMATION – Exchange Controls” for further details of exchange controls in the PRC.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The exchange rate of the Renminbi against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. As most of our operating expenses are denominated in Renminbi, any significant revaluation of the Renminbi may materially and adversely affect our cash flows and financial condition. Additionally, if we convert our Renminbi into U.S. Dollars, should we determine to pay dividends on our common shares or for other business purposes, depreciation of the Renminbi against the U.S. Dollar would negatively affect the amount of U.S. Dollars we convert our Renminbi into. Conversely, to the extent that we need to convert U.S. Dollars we receive from an offering of our securities or otherwise into Renminbi for our operations, appreciation of the Renminbi against the U.S. Dollar could have an adverse effect on our financial condition and result in a charge to our income statement and a reduction in the value of these U.S. Dollar denominated assets.

In 2019, the Renminbi depreciated against the U.S. Dollar by 1.23% over the course of the year. Since the beginning of 2020 to June 3, 2020, the exchange rate of the Renminbi against the U.S. Dollar depreciated by 2.19%.

Recent PRC SAFE regulations regarding offshore financing activities by PRC residents have undergone changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect us, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires an amendment to a SAFE registration in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as a changes in the PRC shareholders, the names of such shareholders, and the operation term of such special purpose vehicle, or any significant changes with respect to the offshore special purpose vehicle, such as an increase or decrease of capital, a share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents fail to make the required SAFE registration or to update a previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions to our PRC subsidiaries. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. To date, no registration has been filed with SAFE regarding us, and accordingly, SAFE may prohibit distributions from our PRC subsidiaries, which would prevent us from paying dividends and may adversely affect our financial condition and potentially expose us to liability under PRC law.

The auditor’s report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties.

Our auditor, the independent registered public accounting firm that issues the auditor’s report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which established a cooperative framework for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the U.S. or the CSRC or the PRC Ministry of Finance in the PRC. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On November 4, 2019, the SEC announced that the SEC and the PCAOB had engaged in a dialogue with the “Big Four” accounting firms, which emphasized the need for effective and consistent global firm oversight of member firms, including those operating in China. On February 19, 2020, the SEC and the PCAOB further issued a joint statement on continued dialogue with the “Big Four” accounting firms on audit quality in China, highlighting that the PCAOB continues to be prevented from inspecting the audit work and practices of PCAOB-registered audit firms in China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, there may be substantially less access to recourse, in comparison to U.S. domestic companies. The April 21, 2020 joint statement also stressed again the PCAOB’s inability to inspect audit work papers in China and the potential for resulting harm to investors. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating the audit and quality control procedures of our independent registered public accounting firm. As a result, we and the investors in our common shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the U.S. on access to audit-related and other information currently protected by foreign law, in particular access to information in China, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor’s report issued by an independent registered public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Capital Market of issuers included on the SEC’s list for three consecutive years. Additionally, on May 20, 2020, the U.S. Senate approved the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements similar to those in the EQUITABLE Act for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities. The HFCA Act would also require public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, for issuers on the SEC list for three consecutive years, the SEC would be required to prohibit the securities of these companies from being traded on a U.S. national securities exchange, such as the Nasdaq Capital Market, or in U.S. over-the-counter markets. Both pieces of proposed legislation would require issuers on the SEC list to make certain disclosures regarding foreign ownership and the control of the issuer. In the U.S. House, the HFCA Act was introduced in 2018. Furthermore, Nasdaq has proposed changes to its rules to allow it to consider whether the auditor of a company has been inspected by the PCAOB in considering whether to allow the new or continued listing of that company. The proposed Nasdaq rule changes are subject to approval by the SEC. Enactment of either the EQUITABLE Act or HFCA Act, implementation of the proposed Nasdaq rule changes, or other efforts to increase U.S. regulatory access to audit information could cause uncertainty for affected issuers, including us; the market price of our common shares could be adversely affected, and the trading of our common shares Nasdaq Capital Market or other U.S. exchanges may be prohibited if our auditors fail to be inspected by the PCAOB for three consecutive years. It is unclear if the proposed acts of Congress or Nasdaq rule changes will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to lead to legislation, the resulting legislation may have adverse impact on the stock performance of China-based issuers listed in the U.S.

 Proceedings instituted by the SEC against Chinese affiliates of the “Big Four” accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the SEC.

In December 2012, the SEC instituted administrative proceedings against PRC-based affiliates of the “Big Four” accounting firms, including our independent registered public accounting firm, alleging that these firms had violated the U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the U.S.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors with respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the SEC, the consequences of which include possible delisting. Moreover, any negative news about proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our common shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Capital Market or deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or both, which would substantially reduce or effectively terminate the trading of our common shares in the U.S.

Risks Relating to Foreign Private Issuer Status

Because our assets are located outside of the United States and all of our directors and all our officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against us and our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.

We are a BVI company, our officers and directors are non-residents of the United States, our assets are located in the PRC, and our operations are conducted in the PRC. We do not maintain a business presence in the United States. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the BVI or the PRC would enforce (a) judgments of United States courts against us, our directors or officers based on the civil liability provisions of the securities laws of the Unites States or any state, or (b) in original actions brought in the BVI or the PRC, liabilities against us or any non-residents based upon the securities laws of the United States or any state.

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

Since there is generally greater and more timely information available about domestic issuers than about foreign private issuers such as us, you will not be afforded the same protections or information as would be available to you if you were investing in a U.S. domestic issuer.

Our status as a “foreign private issuer” allows us to adopt IFRS accounting principles, which are different than accounting principles under U.S. generally accepted accounting principles.

We have adopted and presented our financial statements in accordance with IFRS accounting principles. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements, and the SEC permits foreign private issuers such as the Company to prepare and file their financial statements in accordance with IFRS rather than U.S. generally accepted accounting principles (“U.S. GAAP”). IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Accordingly, we suggest that readers of our financial statements familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.

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

Our common shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. However, we have elected to claim certain exemptions afforded to foreign private issuers by relevant Nasdaq rules, and as a result:

•

a majority of the members on our board of directors (the “Board of Directors” or the “Board”) are not independent as defined by Nasdaq rules;

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

•

we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding common shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

•

we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting.

Due to an exemption from Nasdaq rules applicable to “foreign private issuers,” our related party transactions may not receive the type of independent review process that other Nasdaq-listed companies receive; the terms of these transactions are not negotiated at arms-length and may not be as favorable as could be obtained from unrelated parties.

We have historically engaged in a substantial number of transactions with related parties in the ordinary course of business, predominantly with our principal beneficial owner and former Chairman and Chief Executive Officer and/or companies that he owns or controls. These transactions are described in greater detail elsewhere in this Annual Report. In general, Nasdaq rules require that related party transactions be reviewed by an Audit Committee or other committee comprised of independent directors. However, under Nasdaq rules applicable to foreign private issuers such as our company, we are exempt from certain Nasdaq requirements, including requirements applicable to independent director review of related party transactions. This exemption is available to us because the laws of the BVI, our home jurisdiction, do not mandate independent review of related party transactions.

Notwithstanding the foregoing, non-recurring related party transactions (i.e., related party transactions that are not in the ordinary course of business) are submitted for approval by our Board of Directors, following disclosure of the related party’s interest in the transaction, and, in all cases, Board approval has historically included the unanimous approval of our independent directors. In addition, our annual audited financial statements, including the related party transactions reported therein, are approved by our Audit Committee, which is comprised solely of independent directors. However, except to the limited extent described above, these transactions are not individually reviewed or approved solely by independent directors. While management believes that our related party transactions have been on terms at least as favorable to the Company as could be obtained from unrelated parties, there is no assurance that such is the case or will be so in the future, or that shareholders would not be better protected if we were not exempt from, or we chose to voluntarily comply with, the applicable Nasdaq rules.

Risks Relating to our Common Shares

There are a limited number of our common shares in the public float and trading in our shares is not active; therefore, our common shares tend to experience price volatility.

There are currently approximately 9,448,397 of our common shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the PRC, and, at times, in tandem with other natural resource companies. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The share price could, for example, decline precipitously in the event that a large number of shares are sold on the market without commensurate demand. As a consequence of this enhanced risk, more risk-adverse investors may, due to the fear of losing all or most of their investment in the event of negative new or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be in the case with the stock of a seasoned issuer, negatively impacting the trading price of our common shares.

Our principal beneficial owner and his affiliates control us through their stock ownership; and their interests may differ from other shareholders.

Mr. Li Feilie, beneficial owner of a majority of our outstanding common shares, beneficially owns approximately 59% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and holds a substantial amount of the Company’s debt (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions,” below). Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this Annual Report under “Item 6.E. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Share Ownership.”

The rights of our shareholders are governed by BVI law, the provisions of which may not be as favorable to shareholders as under U.S. law, and our directors may take actions with which you disagree without first receiving shareholder approval.

Our directors have the power to take certain actions without shareholder approval, including the amendment of our Amended and Restated Memorandum of Association (“Memorandum”) and our Articles of Association (“Articles”) (unless such amendment varies the rights attached to shares) or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most jurisdictions in the United States. In addition, the directors of a BVI company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company’s business), if they determine it is in the best interests of the company. Our ability to amend our Memorandum and Articles without shareholder approval could allow our directors to implement provisions to those documents that have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices, as could the ability of our directors to issue blank check preferred stock.

The elimination of monetary liability against our directors, officers and employees under our Articles and the indemnification of our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our Articles contain provisions which eliminate the liability of our directors for monetary damages to us and to our stockholders to the maximum extent permitted under the corporate laws of the BVI. We may provide contractual indemnification obligations under agreements with our directors, officers and employees. These indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlements or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors, officers and employees for breach of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit us Company and our shareholders.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. shareholders.

We have not made a determination whether we will or will not be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes in the current tax year or in subsequent tax years.  Whether we are a PFIC is determined on a year by year basis, and we cannot assure you that we are not and we will not be a PFIC for our future tax years. A non-U.S. corporation is generally a PFIC if either (i) at least 75% of its gross income is passive income for a tax year or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) are attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined to a large extent by the market price of our common shares. If we are treated as a PFIC for any tax year during which U.S. shareholders hold common shares, certain adverse United States federal income tax consequences could apply to such U.S. holders. For further discussion of the implications of PFIC status, please refer to “Item 10.E. ADDITIONAL INFORMATION – Taxation – United States Federal Income Taxation.”

Risks Relating to the Outbreak of COVID-19

COVID-19 has disrupted our operations, and may further disrupt our operations or adversely affect our operations and financial position in the future, and may exacerbate the various other Risk Factors that we face.

The COVID-19 pandemic is currently impacting countries, communities, supply chains and markets globally. Governments and other authorities in the PRC and around the world have taken a slew of unprecedented measures intended to control the spread of COVID-19, including quarantines, restrictions on travel and public gatherings, and the temporary closure of certain businesses and facilities. The pandemic and the efforts to contain it have caused significant economic and financial disruptions around the world, including the disruption of industrial operations and global logistical and supply chains, and extreme volatility in the global financial markets.

The COVID-19 outbreak and governmental control measures imposed to contain its spread have impacted our business by restricting the movement of our employees since the beginning of the pandemic in the PRC through mid-March, when we were able to partially re-open. Moreover, some of the Company’s personnel were unable to return to work until the beginning of April because they were quarantined in Hubei Province, the critical epicenter of the COVID-19 outbreak. Prior to returning to work at the Company’s office in Shenzhen, these critical employees were required to undergo an additional 14 days of quarantine according to local control measures. Accordingly, our operations have been severely disrupted by COVID-19 and efforts to contain it.

More broadly, the outbreak of COVID-19 in the PRC has resulted in travel restrictions, tightened border controls, and the shutdown of businesses, which may cause a slower recovery of the PRC economy from the impacts of large-scale quarantines.  We may experience further impacts from current or future government-enforced quarantines and market downturns related to pandemic fears, as well as on our workforce if the virus continues to spread and affects their health or freedom of movements.  COVID-19 has also affected our suppliers’ workforces, and as a result we are experiencing a slow resumption of operations and may experience delays or the inability to deliver goods on a timely basis.  In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress, delays or defaults on payment, file for bankruptcy protection, or suffer disruptions in their business due to the outbreak, which adversely impact our arrangements with them. The market demand for the copper ore that we trade and the metals that we may mine have similarly been negatively impacted by COVID-19 as a result of the sharp decrease in manufacturing and other activity due to the widespread closure of businesses in the PRC and worldwide, with a commensurate impact on commodity prices. We cannot predict when demand may reach levels observed prior to COVID-19, if ever. Similarly, the impact of COVID-19 has led to extreme volatility in the capital markets, which has affected and may continue to affect the price of our common shares, and may impact our ability to access the capital or credit markets.

The extent to which the evolving COVID-19 pandemic ultimately impacts our results of operations is highly uncertain and will depend upon the severity of the COVID-19 pandemic and the actions taken by governments at various levels and private businesses in an attempt to contain the spread of the virus.  Wider-spread COVID-19 in the PRC and globally could prolong the deterioration in economic conditions and could cause further decreases in demand and reduce and/or negatively impact our ability to grow our revenues.  Any decreased collectability of accounts receivable, bankruptcy of our customers or suppliers, or early termination of agreements that we have in place or may enter into due to deterioration in economic conditions could negatively impact our results of operations.  In most respects it is too early in the pandemic to be able to quantify all the ramifications, but COVID-19 will likely serve as an exacerbating factor for many of the other Risk Factors discussed above.

It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective purchaser of our common shares is encouraged to carefully analyze the risks and merits of an investment in the common shares and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

China Natural Resources, Inc. was incorporated in the BVI on December 14, 1993, and is a company limited by shares organized under the BVI Business Companies Act.

Exploration Activities in Inner Mongolia

The Board of Directors has determined to focus the Company’s resources on metals exploration and mining activities and other business opportunities in the PRC. We are currently exploring for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC.

In November 2017, we acquired all of the issued and outstanding capital stock of Bayannaoer Mining for a purchase price of CNY716,900. Bayannaoer Mining holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering the Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. The exploration permit evidences Bayannaoer Mining’s right to explore for minerals at the Moruogu Tong Mine. Initial results of the exploration program indicate the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. We anticipate that our working capital and capital expenditures for our exploration activities will be funded by non-interest-bearing loans from our affiliates and funds provided pursuant to the Cooperation Agreement. See “– Metal Exploration Activities” below for more information and a discussion of developments at the Moruogu Tong Mine in 2019.

Copper Ore Trading

During 2019, Bayannaoer Mining identified opportunities to trade copper ore in the PRC.   Copper ore trading involves:

•

The purchase and sale of copper ore to fill a customer order. In this case, upon receipt of a customer’s request, Bayannaoer Mining personnel will search for the most competitive supplier and place a purchase order against the request of our customer. The risks we face include the failure to perform on the part of our customer and/or the inability to find saleable copper ore at a price that allows for a profit upon fulfilling the purchase order.

•

The purchase of copper ore for our own account, for resale. In this case, the opportunity may arise for us to purchase copper ore at prices we deem attractive; and we may purchase the copper ore for our own account, for resale. We assume the risk of changes in the market price of the copper ore while we hold it in inventory.

We may purchase copper ore from one of several local suppliers who deliver the ore to a warehouse facility located in Bayannaoer City, Inner Mongolia, which we rent on an as-needed basis. The scale of our trading business will be limited by the working capital requirement, business opportunity, human resource, customer and supplier connections, etc. We are currently targeting only local customers, i.e., Bayannaoer City and surrounding areas. Buying and selling copper ore is permitted by the business license held by Bayannaoer Mining and there are no additional regulations limiting its copper ore trading activities.

Buying and selling copper ore is being conducted by Bayannaoer Mining under the supervision of Mr. Yu Jun, its general manager. We anticipate that Mr. Yu’s local knowledge and business contacts will be a valuable component of the growth and success of Bayannaoer Mining’s copper ore trading. Mr. Yu became the general manager of Bayannaoer Mining in January 2015, and has served as its finance manager and chief financial officer since 2005.

We have only recently commenced buying and selling copper ore and there is no assurance that we will be able to do so on a profitable basis. In addition to the risks generally associated with the start-up of a new business opportunity, buying and selling copper ore will subject us to specific risks including but not limited to:

•

Limitations based on the availability of capital and attractive opportunities to purchase copper ore.

•

We are not a party to any supply agreements with copper ore suppliers and we may not be able to purchase copper ore at advantageous prices or at all.

•

Our opportunistic purchase of copper ore for our own account subjects us to the risk of declines in the market price of copper ore that we hold for resale.

•

We will compete for customers for copper ore with third parties, some of whom may have greater financial and human resources and more widespread reputations in the local community.

•

We currently only have one purchaser for our copper ore, and if we are unable to diversify our customer base and lose that customer, our ability to continue trading in copper ore will be in doubt.

•

Other risks identified in the section entitled “Risk Factors,” above, and from time to time in our filings with the SEC.

Other Matters

Since 2017, we have invested CNY4.22 million (US$0.61 million) in capital expenditures. During 2019, we invested CNY5,000 (US$718) in capital expenditures. No principal capital expenditures or divestitures are currently in progress.

The Company’s executive offices are located at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, telephone +852 28107205. The Company does not currently maintain an agent in the United States.

The SEC maintains an internet website that contains reports, information statements and other documents that we furnish to or file with the SEC. Those documents may be viewed, downloaded and/or printed. The address of the SEC website is http://www.sec.gov.

We maintain a company website at http://www.chnr.net. The information on our website is not a part of this report.

B.

Business Overview

CHNR is principally engaged in exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC, and in 2019 began the trading of copper ore in that region. As we have discontinued our other operations, and as our exploratory activities have yet to develop into revenue-generating mining operations, our sole revenues from continuing operations over the past three years has been the CNY12.97 million (US$1.87 million) of revenues we enjoyed in 2019 as a result of our copper ore trading activities.

On November 30, 2017, CHNR’s subsidiary Yangpu Shuanghu entered into separate agreements with Feishang Enterprise and Shenzhen Chaopeng Investment Co., Ltd. (“Shenzhen Chaopeng”), each of which is a related party and an affiliate of CHNR. Pursuant to the agreement with Feishang Enterprise (the “Feishang Enterprise Agreement”), the Company consummated its acquisition of approximately 98.32% of the issued and outstanding capital shares of Bayannaoer Mining. Pursuant to the agreement with Shenzhen Chaopeng (together with the Feishang Enterprise Agreement, the “Acquisition Agreements”), the Company consummated its acquisition of approximately 1.68% of the issued and outstanding capital shares of Bayannaoer Mining. The Acquisition Agreements are identical to each other except as to the name of seller, the amount of consideration and similar information.

The purchase price for all of the issued and outstanding capital shares of Bayannaoer Mining (the “BM Acquired Shares”) was CNY716,900, which we believe is approximately equal to the net asset value of Bayannaoer Mining as of September 30, 2017. The purchase price was paid by delivery to Feishang Enterprise and Shenzhen Chaopeng of several promissory notes of Yangpu Shuanghu in the aggregate principal amount of CNY716,900, without interest. The promissory notes were paid in December 2017.

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

Bayannaoer Mining holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering the Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. Based upon preliminary geologic surveys, it is believed that the Moruogu Tong Mine contains lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper.

Feishang Enterprise and Shenzhen Chaopeng are each beneficially owned by Mr. Li Feilie, the principal beneficial owner of the Company, and members of his family. Mr. Li is also the former Chief Executive Officer and Chairman of the Company and currently serves as an executive officer and director of certain subsidiaries of the Company (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions,” below). Wong Wah On Edward, the Chief Executive Officer and Chairman of the Company, and Bonaventure Yue, the Company’s Chief Financial Officer and a Director, are each also executive officers of Feishang Enterprise and/or certain of its affiliates.

Lead, Silver and Copper Industry and Market

Lead (chemical element symbol Pb) is a supple and ductile heavy metal that is denser than most common materials. In its pure state, lead is bluish-white; lead tarnishes to a dull gray color when exposed to air. It is extensively used in construction, plumbing, batteries, bullets and shot, weights, solders, pewters, fusible alloys, white paints, leaded gasoline, and radiation shielding. Lead's properties of high density, low melting point, ductility and relative inertness to oxidation allow it to be used in a wide range of applications, of which use in lead-acid batteries is by far the most prevalent. The reactions in the battery between lead, lead dioxide, and sulfuric acid provide a reliable source of voltage. Despite having lower energy density and charge-discharge efficiency than lithium-ion batteries, lead-acid batteries have stable electromotive force when discharging and steady working voltage, while being significantly cheaper. These properties and their ability to supply high surge currents and operate under a wide range of temperatures make them useful in the automobile industry.

Lead is an internationally traded commodity, the price of which is effectively established on commodity markets throughout the world. During 2019, world refined lead supply and demand were both weak. World lead production output increased only slightly in 2019. Meanwhile, due to the slowdown in global economic growth in 2019, demand for lead from major downstream industries, especially the lead-acid batteries industry, was not strong. Excess supply of lead ore occurred in the global market, and the import of lead ore in China surged in 2019. During the year, the price of lead continued to follow a declining trend, although a temporary rebound occurred in mid-2019. The price of lead on the SHFE hit its annual high for 2019 of CNY18,140 (US$2,605) per ton in January 2019 before it started to decline. The closing price at the end of 2019 was CNY15,050 (US$2,161) per ton, representing a decline of approximately 16% compared with the opening price at the beginning of the year.

The following table shows the world refined production and world refined usage of lead over the past five years:

	2015	2016	2017	2018	2019

World refined production (in thousands of tons)	10,310	10,832	11,580	11,765	11,772
World refined usage (in thousands of tons)	10,244	10,828	11,777	11,902	11,808
China’s refined production (in thousands of tons)	4,068	4,483	4,920	4,847	4,976
China’s refined usage (in thousands of tons)	4,076	4,447	4,995	5,006	4,916
London Mercantile Exchange (“LME”) average price (US$/ton)	1,783	2,015	2,531	2,021	1,927
SHFE average price (CNY/ton)	13,145	17,555	19,160	18,005	15,115

———————

Source: International Lead and Zinc Study Group, LME, SHFE, Wind Economic Database.

Silver (chemical element symbol Ag) is a soft, ductile, and malleable metal with the highest electrical conductivity, thermal conductivity and reflectivity of any metal. It has a brilliant white metallic luster that can take a high polish and has similar physical and chemical properties with copper and gold. Most silver is produced as a byproduct during refining of copper, gold, lead, or zinc. Despite being more abundant than gold, silver has long been valued as a precious metal and used in currency and as an investment medium (bullion coins) alongside gold. It is also used as an industrial metal in jewelry, silverware, medicine, electronics, brazing alloys, chemical equipment, catalysis, and photography, etc.

Silver is an internationally traded commodity, the price of which is effectively established on commodity markets throughout the world. Silver was in excess supply in 2018 due to sluggish industrial demand and a slowing global economy, causing the price of silver to decline that year. During 2019, however, due to increased risks and uncertainties associated with intensified trade conflicts, investment demand for silver as a safe-haven asset dominated, causing the price of silver to increase. SHFE silver price remained relatively stable for the first half of 2019 before it started to increase and reached an annual high of CNY4,843 (US$696) per kg in September 2019. The closing price at the end of 2019 was CNY4,446 (US$638) per kg, representing an increase of approximately 21% compared with the opening price at the beginning of the year.

The following table shows the world refined production and world refined usage of silver over the past five years:

	2015	2016	2017	2018	2019

World production from mines (in tons)	27,406	26,147	24,873	24,252	25,492
World total production (in tons)	32,338	31,324	31,103	31,041	*
World total demand (in tons)	35,815	31,968	30,360	30,170	*
COMEX average price (US$/oz)	13.8	16.0	17.1	15.5	17.9
SHFE average price (CNY/kg)	3,294	4,102	3,885	3,674	4,432

———————

*: Certain data for 2019 was not available as of the date of the filing of this Annual Report.

Source: COMEX, SHFE, Wind Economic Database.

Copper (chemical element symbol Cu) is a ductile metal with excellent electric conductivity and is rather supple in its pure state and has a pinkish luster. Copper was one of the first metals used by man. It is now primarily used as a heat conductor, an electrical conductor, a building material, and a constituent of various metal alloys. Copper alloys have excellent mechanical properties and low resistivity, among which bronze and brass are the most important. Copper is also a durable metal that can be recycled many times without losing its mechanical properties. Copper’s properties of high electrical and thermal conductivity, together with good workability, allow it to be used in a wide range of applications, of which wire and cable and other electrical uses are by far the most prevalent. The primary uses of copper are in electrical and electronic products, the building and construction industry and, to a lesser extent, industrial machinery and equipment, consumer and general products and transportation.

Copper is an internationally traded commodity, the price of which is effectively established on commodity markets throughout the world. The price of copper is closely related to economic cycles and largely determined by demand and supply. Demand for copper from China and the U.S. plays a major role in global price determination. China has relatively small copper reserves but is the largest copper consuming country, so it has been reliant on copper imports. Although Inner Mongolia is rich in natural resources including some copper reserves, supply is not abundant. Since 2018, the price of copper generally went into a declining trend, as the global economy slowed down and was heavily affected by trade conflicts. During 2019, SHFE copper price was at its annual high of CNY50,810 (US$7,297) per ton in March 2019 before it started to decline, but a slight rebound occurred since September 2019. The closing price at the end of 2019 was CNY49,150 (US$7,059) per ton, representing a slight increase of approximately 2% compared with the opening price at the beginning of the year.

The following table shows the world refined production and world refined usage of copper over the past five years:

	2015	2016	2017	2018	2019

World refined production (in thousands of tons)	22,825	23,341	23,518	23,808	23,929
World refined usage (in thousands of tons)	22,849	23,441	23,701	24,221	24,326
China’s refined production (in thousands of tons)	7,964	8,436	8,889	9,029	9,784
China’s refined usage (in thousands of tons)	11,353	11,642	11,791	12,482	*
LME average price (US$/ton)	4,689	5,516	7,264	5,965	6,174
SHFE average price (CNY/ton)	36,520	45,430	55,740	48,170	49,280

———————

*: Certain data for 2019 was not available as of the date of the filing of this Annual Report.

Source: International Copper Study Group, LME, SHFE, Wind Economic Database.

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

In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of Inner Mongolia Autonomous Region. Following completion of preliminary exploration activities and evaluation, management determined to retain exploration rights solely to the Moruogu Tong Mine; and, to date, has received a series of license renewals. Total exploration expenses related to these 11 exploration rights (exclusive of capitalized expenses that have not yet fully depreciated or amortized and administrative expenses) borne by Bayannaoer Mining incurred to date amount to approximately CNY35.57 million (US$5.11 million). The current exploration permit for the Moruogu Tong Mine runs until September 2021 and covers a site area of 10.43 square kilometers.

The Moruogu Tong Mine is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. In 2006, Bayannaoer Mining engaged the Land and Resources Exploration and Development Institute of Inner Mongolia to carry out prospecting, including geophysical and drilling works. To date, exploration expenses of approximately CNY23.50 million (US$3.37 million), inclusive of amount paid by Jijincheng Mining, have been incurred for the Moruogu Tong Mine, which were paid for by Bayannaoer Mining with self-owned capital, loans from a related party, and funds received pursuant to its Cooperation Agreement with Jijincheng Mining of approximately CNY6.72 million (US$0.97 million).

Pursuant to the Cooperation Agreement, Jijincheng Mining is responsible for engaging the exploration team for the Moruogu Tong Mine and providing the required funding. During the field exploration process, Bayannaoer Mining did not have its own exploration equipment. The exploration equipment – drilling machines – used at the Moruogu Tong Mine was provided and operated by third party contractors until drilling work was done. Drilling machines at the mine were mainly powered by a diesel generator set, and a state power substation near the mine area. To date, the exploration program at the Moruogu Tong Mine has primarily involved the completion of mine geological surveying and mapping at 1:2000 an area of 2.73 square kilometers, which included trenching exploration works totaling 982.94 cubic meters in nine trenches and 76 drill holes for a total of 22,272.86 meters. 1,467 different samples, including basic analysis samples, chemical analysis samples, spectra samples and aqueous analysis samples, etc., have been collected thus far during the exploration program.

Initial results of the exploration program indicate the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. During 2019, activities at the Moruogu Tong Mine included: measuring the coordinates of 15 drilling holes; measuring portions of sections of the exploration area for radioactivity; the taking of nine additional combination samples; on-site inspection; successfully applying for extension of Bayannaoer Mining’s exploration permit until at least September 2021; exploratory work in the local area; and the completion of an initial draft of the detailed geographical exploration report for submission to government authorities for review and comment. At this stage of exploratory activities, we cannot predict whether sufficient ore of acceptable quality will be found at the Moruogu Tong Mine to warrant further exploration and/or extraction.

The current exploration work stage of the Moruogu Tong Mine has been completed.  The future amount for the exploration project, including drilling expenses, site construction costs, grassland compensation fees and simple infrastructure construction costs in order to apply for a mining rights permit, is anticipated to be approximately CNY11.40 million (US$1.64 million). Bayannaoer Mining and Jijincheng Mining intend to seek other investors to play roles similar to those of Jijincheng Mining in order to proceed with the further exploration and analysis of the Moruogu Tong Mine, with an aim to apply for a mining rights permit.  This exploration project is expected to be financed by funds received pursuant to the Cooperation Agreement and/or any new or similar cooperation agreement, and loans from a related party. While the results of preliminary prospecting suggest that the Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, the Company cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. It is possible that further exploration and analysis will not confirm initial findings and that continued activities in furtherance of mining operations will cease.

Moruogu Tong Mine

The Moruogu Tong Mine is a concealed deposit or, an underground mine, with minimum depth of about 40 meters below ground.

The main outcrop strata in and around the mine area are the third lithological member of Agulugou Formation of Zhaertaishan Group in the middle and upper Proterozoic, followed by the quaternary Holocene strata. There is no magmatic rock in the exploration area, and Permian granodiorite is found locally. In addition, gabbro dike, diabase dike and quartz dike are found in the area. The geotectonic location of the mine area is in the north wing of the Wolf Mountain anticline, with frequent tectonic activities and multiple periods of magma intrusion. The strata of the mine area are damaged by transformation, and the fold structure is not complete. The outcrop strata in the mine area are relatively simple, which are a monoclinal structure with a northeast-to-southwest strike and a southeastern tilt.

The Moruogu Tong Mine is located in the fault bundle of the Huogeqi dome at the north wing of the Haorige Mountain syncline. Monoclinal structure predominates and the strike is north-eastern. The lead ore (mineralized) bodies are produced in the third lithological member of Agulugou Formation, where quartzite and quartz schist with strong silicification are the main host rocks. The ore bodies are distributed in an area of 3,000 meters long from east to west and 1,000 meters wide from south to north, and 14 lead ore bodies have been delineated with orebody numbers of I-1, I-2, II-1, II-2, II-3, III, IV-1, IV-2, IV-3, IV-4, IV-5, IV-6, IV-7, and V.

The Moruogu Tong Mine is mainly a lead deposit associated with silver. The ore bodies occur in certain strata, whose genetic type belongs to air-exhaled sedimentary type, with lead deposit then transformed by hydrothermal process. The ore mineral compositions mainly include galena, sphalerite, pyrite, chalcopyrite, arsenopyrite and gangue mineral quartz, calcite, and mica, etc. The depth of oxidized zone and mixed zone in this mine area is about 15 meters below ground. The primary zone is below 15 meters underground. The lead ore bodies delineated in this deposit are all in the primary zone, and the natural type of the ore is primary lead sulfide ore. The main useful constituent of this deposit is lead, with associated useful constituent of silver, so it is classified as lead and silver deposit.

The key industrial indicators of the deposit are as follows:

•

Cutoff grade: Pb≥0.3%;

•

Minimum industrial grade: Pb≥0.7%;

•

Minimum minable thickness: ≥1.0m;

•

Average grade of deposit: Pb ≥1.81%;

•

Band rejected thickness: ≥2m;

•

When the orebody thickness is less than the minable thickness and the grade is high, meter percentage can be used as an indicator: Pb≥0.70 meter percentage; and

•

Industrial grade of associated useful constituent: Ag≥2g/t.

Cooperation Agreement

On August 20, 2017, Bayannaoer Mining entered into the Cooperation Agreement with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support by Jijincheng Mining for the exploration and operating expenses of the Moruogu Tong Mine during the exploration stage such that Bayannaoer Mining is not required to make any further capital contribution for exploration activities, and for the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. According to the Cooperation Agreement, Jijincheng Mining is also responsible for engaging the exploration team and directing their activities. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for the Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration works conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain the subject of continuing discussion between the parties. To date, the total exploration expenses paid by Jijincheng Mining amount to approximately CNY6.72 million (US$0.97 million).

The foregoing description of the Cooperation Agreement is only a summary and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which has been translated into English and incorporated by reference as Exhibit 4.6 to this Annual Report.

Geography

The following diagram shows the geography of Bayannaoer Mining’s exploration site and its surrounding areas:

The Moruogu Tong Mine of Bayannaoer Mining is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. The mine is approximately 45 kilometers to Chaogewenduer Town and 40 kilometers to Qingshan Town. The Qingxian Road passes through the southern part of the mine and transportation is very convenient. Connectivity to water, electric and other necessary services will be addressed at the time of mine construction and development. The current exploration permit for the Moruogu Tong Mine runs from September 14, 2019 to September 13, 2021 and covers a site area of 10.43 square kilometers.

Government Regulation of Mineral Exploration Activities

Under the “Mineral Resources Law,” all mineral resources in the PRC are owned by the state. Exploration and mining rights granted by the state permit recipients to conduct exploration or mining activities in a specific mining area during the specified license period. Although Bayannaoer Mining believes its exploration licenses will continue to be renewed, as necessary, there can be no assurance that such will be the case or that Bayannaoer Mining will be able to obtain a mining license in the future and exploit the entire mineral resources of the Moruogu Tong Mine during its license period. If Bayannaoer Mining fails to renew its exploration rights upon expiry or if it cannot obtain a mining license and effectively extract the resources within the license period, the operation and performance of Bayannaoer Mining will be adversely affected.

Bayannaoer Mining’s exploration permit entitles it to undertake exploration activities in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Bayannaoer Mining is required to complete a prospecting report and a final appraisal and file with the relevant government authority before it can apply for mining rights and proceed to mine construction. A mining rights permit entitles the holder to undertake mining activities and infrastructure and ancillary work, in compliance with applicable laws and regulations, within the specific area covered by the license during the license period. Holders are required to submit a mining proposal and feasibility studies to the Land and Resources Department of Inner Mongolia Autonomous Region. Entities seeking mining rights are also obligated to pay natural resources fees in relation to sales of metal concentrates.

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

If an enterprise fails to report or register the environmental pollution caused by it, it may be subject to a warning or penalty. Enterprises which fail to restore the environment or remedy the effects of the pollution within the prescribed time are also subject to penalty or termination of their business licenses. Enterprises which have polluted and endangered the environment are responsible for remedying the danger and effects of the pollution, as well as for the payment of compensation for any losses or damages suffered as a result of such environmental pollution. A material violation of the Environmental Protection Law that causes a material loss to public and private belongings or personal injuries or death may result in criminal liabilities.

Management believes that Bayannaoer Mining is in material compliance with all applicable environmental protection requirements of the state.

Copper Trading Activities

Please see the discussion under “Item 4.A. INFORMATION OF THE COMPANY — History and Development of the Company — Copper Ore Trading” above for a description of our copper ore trading activities, which have been our sole source of revenue from continuing operations for the last three years, recording revenues of CNY12.97 million (US$1.86 million) in 2019. Our copper ore trading activities are not affected by seasonality. The business registration certificate of Bayannaoer Mining permits trading activity.   There are no other special regulations with regard to copper trading in the PRC.

Feishang Management

Feishang Management was incorporated in the PRC in October 2008. It is a wholly-owned subsidiary of Yunnan Mining and is engaged in providing of management and consulting services to the other companies in the Group. Feishang Management currently serves as a cost center for the Group.

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

Silver Moon

Silver Moon is a BVI company incorporated in March 2000. Silver Moon, which is 80% owned by CHNR, and is currently dormant.

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

DISCONTINUED SEGMENTS

A discussion of various segments that we have discontinued since January 1, 2017 follows. These segments did not provide any revenues during the last three fiscal years.

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

On February 24, 2017, Feishang Mining together with Wuhu City Feishang Industrial Development Co., Ltd. (“Wuhu Industrial,” and together with Feishang Mining, the “WH Sellers”), entered into an agreement (the “WH Purchase Agreement”) with Mr. Shen Yandi, an unrelated individual (“WH Purchaser”), pursuant to which WH Sellers sold and WH Purchaser purchased, all of WH Sellers’ right, title and interest in and to the outstanding capital stock (the “WH Equity Interests”) of Wuhu Feishang.

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

•

WH Sellers established a joint bank account in the name of Wuhu Feishang and WH Purchaser contributed CNY3.00 million into the account as an earnest money deposit to ensure the satisfactory completion of the undertakings by the WH Purchaser under the WH Purchase Agreement. The account will also include funds to be deposited by Wuhu Feishang to fund certain of Wuhu Feishang’s on-going financial obligations under the WH Purchase Agreement. The funds in the account will be disbursed with the approval of WH Sellers, upon the attainment of milestones and in the manner described in the WH Purchase Agreement.

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

DISCONTINUED SEGMENT – Copper Smelting Operations

On December 23, 2016, the Company entered into an agreement with Feishang Hesheng, an affiliate of ours and a related party, and completed the acquisition of all of the issued and outstanding capital stock of Double Grow (the “DG Acquired Shares”), its direct and indirect subsidiaries Easy Gain and Full Profit, each of which is organized under the laws of the BVI, and their operating subsidiary, Antay Pacha. Antay Pacha principally engages in copper smelting and the production of copper cathodes for sales to customers located primarily in Bolivia, Germany and the PRC.

The US$1,541,129 purchase price for the DG Acquired Shares was offset by the assignment to us of US$1,441,129 of indebtedness owed by Double Grow to Feishang Hesheng (the “Loan”). The Company paid the purchase price by delivery of its check in favor of Feishang Hesheng in the amount of US$100,000 and became the beneficiary of Double Grow’s obligation to repay the Loan.

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

On December 29, 2017, the Company and Double Grow entered into an agreement (the “DG Purchase Agreement”) with Shanghai Kangzheng Investment Management Co., Ltd. (the “DG Purchaser”), an unrelated third party, pursuant to which the Company sold all of the Company’s right, title and interest in and to the outstanding capital stock (the “DG Equity Interests”) of Double Grow and its subsidiaries to the DG Purchaser.

The DG Purchase Agreement provided for a purchase price for the the DG Equity Interests of US$2,641,129. The purchase price was paid (a) US$1,200,000 in cash, delivered in December 2017, and (b) US$1,441,129 by the DG Purchaser’s delivery of its promissory note payable, without interest, on January 28, 2018. At the time the DG Purchase Agreement was signed, the parties also executed a Deed of Assignment of Loan pursuant to which the Company assigned to the DG Purchaser its right to receive repayment of the US$1,441,129 loan from Double Grow. Following the disposition, the Company ceased its copper smelting business in Bolivia.

The Board of Directors authorized the DG Purchase Agreement following its determination to focus its resources on metals mining and other business operations in the PRC. Following disposition of the DG Equity Interests in Double Grow, CHNR’s operations consist of the exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC, and the trading of copper ore.

C.

Organizational Structure

CHNR is a holding company directly or indirectly owning the following subsidiaries, to the extent indicated (as of June 12, 2020):

			CHNR (BVI)

100%	100%	80%	100%	100%	100%	100%
FMH Services (Florida, US)	Feishang Mining (BVI)	Silver Moon (BVI)	China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)

			100%		100%	100%
			Yangpu Lianzhong (PRC)		Feishang Yongfu (HK)	Feishang Dayun (HK)

					100%
					Yangpu Shuanghu (PRC)

				100%	100%
				Bayannaoer Mining (PRC)	Yunnan Mining (PRC)

					100%
					Feishang Management (PRC)

All current operations are conducted by Bayannaoer Mining. See “Item 4.B. INFORMATION OF THE COMPANY – Metal Exploration Activities” above, and Exhibit 8 to this Annual Report for descriptions of the Company’s subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Shenzhen (Guangdong Province) and Bayannaoer City (Inner Mongolia Autonomous Region) in the PRC.

On April 1, 2017, the Company signed an office sharing agreement with Anka Consultant Ltd. (“Anka”), a related party, which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to certain accounting and secretarial services and day-to-day office administration services provided by Anka.  For the years ended December 31, 2017, 2018 and 2019, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY949,000, CNY1,036,000 and CNY1,105,000 (US$158,691), respectively.

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shared 40 square meters of the office premises, and annual rent was CNY165,600 and CNY165,600 for the years ended December 31, 2018 and 2019, respectively.

The offices and exploration site of Bayannaoer Mining are located in Bayannaoer City, Inner Mongolia Autonomous Region in the PRC. The property, plant and equipment of Bayannaoer Mining mainly includes vehicles, office equipment and furniture, with a total net value as of December 31, 2019 of approximately CNY0.21 million (US$0.03 million). On May 11, 2017, May 11, 2018 and May 11, 2019, Bayannaoer Mining signed annual lease agreements with private individuals pursuant to which Bayannaoer Mining leases office premises located at 10/F, Huaao Building, Shengli North Road in Bayannaoer City. The office covers an area of 274 square meters in 2017 and 2018, and 186 square meters in 2019, and annual rent was CNY82,200, CNY82,200 and CNY55,800 (US$8,014), respectively. On May 11, 2020, Bayannaoer Mining renewed this lease for an additional year.

The Moruogu Tong Mine exploration site is located in Northwestern Qingshan Town, Wulatehouqi in Bayannaoer City and covers an area of approximately 10.43 square kilometers. As is typical in the PRC, the PRC government owns all of the land on which the exploration activities are carried out. Bayannaoer Mining assumed the rights to use the land when it obtained the exploration right from the Land and Resources Department of Inner Mongolia Autonomous Region in 2005. We are still in the exploration stage of mining the Moruogu Tong Mine, and have not yet produced any silver, lead or copper.  To date, the exploration program has indicated the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. For the location of the Moruogu Tong Mine, please refer to the map located in “Item 4.B. INFORMATION OF THE COMPANY — Metal Exploration Activities – Geography” above.

For the years ended December 31, 2017, 2018 and 2019, the Company incurred capital expenditures (excluding fees for renewal of mining rights) of CNY4.21 million, CNY5,000 and CNY5,000 (US$718), respectively.

In the event we determine to pursue a mining permit and thereafter engage in mining at the Moruogu Tong Mine, we will be required, among other things, to construct and develop the mine, including roads and making provision for water and electricity at the mine site. There will be significant capital expense for these and other projects. We intend to fund those capital expenditures from the proceeds of loans from our Related-Party Debtholders, if available, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary, bank borrowings.

See “Item 4.B. INFORMATION OF THE COMPANY – Business Overview – Government Regulation of Mineral Exploration Activities,” above, for a discussion of environmental laws affecting the Moruogu Tong Mine.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere herein. The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the IASB.

A.

Operating Results

Historic Overview

On December 23, 2016, CHNR acquired all of the issued and outstanding capital stock of Double Grow, its direct and indirect subsidiaries Easy Gain and Full Profit, and their operating subsidiary, Antay Pacha. Antay Pacha proposed to principally engage in the smelting of copper ore and production of copper cathodes for sale in markets including China, Germany and Bolivia. On December 29, 2017, CHNR disposed all of the issued and outstanding capital stock of Double Grow and its subsidiaries and ceased its copper smelting business in Bolivia, and the associated operations are accordingly presented as discontinued operations.

On March 3, 2017, Feishang Mining disposed of its entire interest in Wuhu Feishang to Mr. Shen Yandi, an unrelated individual, for a consideration of CNY1.00 million, after concluding that current market prices for non-ferrous metals, and the related costs of extraction and processing, did not permit us to engage in profitable mining operations. As a result of the disposition of Wuhu Feishang, the Company no longer engages in the acquisition and exploitation of mining rights covering iron, zinc and other non-ferrous metals, and the associated operations are accordingly presented as discontinued operations.

As both Wuhu Feishang and Antay Pacha were disposed of during 2017, and the recently acquired Bayannaoer Mining is still in the exploration stage, the Group did not generate any revenue during the 2018 and 2017 fiscal years.

On November 30, 2017, CHNR acquired all of the issued and outstanding capital stock of Bayannaoer Mining, a PRC company established in 2005 to engage in mineral exploration activities in Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. Bayannaoer Mining currently holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering the Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. Based upon preliminary geologic surveys, it is believed that the Moruogu Tong Mine contains lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. During 2019, Bayannaoer Mining identified opportunities to trade copper ore in the PRC. Copper ore trading involves (i) the purchase and sale of copper ore to fill a customer order and/or (ii) the purchase of copper ore for our own account, for resale.

The Board of Directors has determined to focus the Company’s resources on metals exploration and mining activities and other business operations in the PRC. Following the disposition of the DG Equity Interests in Double Grow, our sole operations consist of the exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC and the trading of copper ore. The following discussion reflects only the continuing operations of the Company.

Revenues and Gross Profit

Revenue for sales of all products is recognized when control of the products is transferred to the customer upon delivery.

2019 vs 2018

Revenues increased by CNY12.97 million (US$1.86 million) for the year ended December 31, 2019 from nil for the year ended December 31, 2018. The revenues represent copper ore trading that was commenced by Bayannaoer Mining in 2019.

Gross profit for the year ended December 31, 2019 was CNY0.22 million (US$0.03 million) with a gross profit margin of 1.67%. The gross profit margin level was in accordance with the nature of copper ore trading business.

2018 vs 2017

There were no revenues for the years ended December 31, 2018 and 2017.

Administrative Expenses

2019 vs 2018

Administrative expenses are mainly comprised of salaries and staff welfare expenses, depreciation expenses, travel and entertainment expenses, legal and professional fees, rental expenses, and office expenses.

Administrative expenses were CNY5.81 million (US$0.84 million) in 2019 as compared with CNY6.21 million in 2018. The decrease of administrative expenses was mainly due to the tighter control of expenses in 2019.

2018 vs 2017

Administrative expenses were CNY6.21 million in 2018 as compared with CNY6.20 million in 2017. No material fluctuation was noted for the comparative periods, as the decrease of audit fee in 2018 was offset by the inclusion of the administrative expenses of Bayannaoer Mining which was acquired in November 2017.

Discontinued Operations

Discontinued operations for the year ended December 31, 2017 arose from the disposal of 100% of Wuhu Feishang and Double Grow (and its subsidiaries) in 2017.

Income Tax Expenses

The Company is not subject to taxes in the United States.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign invested enterprises and domestic companies.

2019 vs 2018

There were no income tax expenses in 2019 and in 2018, due to the losses in both years.

2018 vs 2017

There were no income tax expenses in 2018 and in 2017, due to the losses in both years.

Loss for the Year

2019 vs 2018

Losses for the year decreased from CNY6.18 million in 2018 to CNY5.65 million (US$0.81 million) in 2019. The decrease in losses was mainly attributable to the decrease of administrative expenses, and gross profit derived from copper ore trading.

2018 vs 2017

Losses for the year decreased from CNY30.00 million in 2017 to CNY6.18 million in 2018. The decrease in losses was mainly attributable to the inclusion of the discontinued operations of Wuhu Feishang and Double Grow in 2017, which together amounted to CNY23.82 million.

Impact of Government Policies on the Company’s Operations

In response to the outbreak of COVID-19, the PRC government has taken a slew of unprecedented measures intended to control its spread, including quarantines, restrictions on travel and public gatherings, and temporary closure of certain businesses and facilities. These policies have significantly affected our operations by restricting the movement of our employees and slowing the resumption of exploratory activities in our Moruogu Tong Mine and of our copper trading business. Also, large-scale quarantines and travel restrictions have led to a significant slowdown in the general economy and the markets we intend to serve. There remains uncertainty on how long these impacts will last and whether they will escalate in the future. For further details of the impact on our operations of governmental policies in response to COVID-19, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to the Outbreak of COVID-19 – COVID-19 has disrupted our operations, and may further disrupt our operations or adversely affect our operations and financial position in the future, and may exacerbate the various other Risk Factors that we face.”

Critical Accounting Policies

Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and assumptions. We believe that the following are some of the more significant judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue recognition

Revenue from contracts with customers. Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration to which we will be entitled in exchange for transferring the goods or services to the customer is estimated. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

When the contract contains a financing component which provides the customer with the significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between us and the customer at contract inception. When the contract contains a financing component which provides us a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

Trading of copper ore. We purchase copper ore from third-party suppliers and then resells to a third-party trading company. Revenue is recognized on a gross basis, and at a point in time when control of the asset is transferred to the customer, upon delivery of the copper ore to the customer.

Other income. Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Property, plant and equipment and depreciation

Property, plant and equipment comprise buildings, mining structures, mining rights, machinery and equipment, motor vehicles, exploration rights and construction in progress.

Exploration rights are capitalized and amortized over the term of the license granted to us by the authorities.

When proved and probable mineral reserves have been determined, costs incurred to develop mines are capitalized as part of the cost of the mining structures.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation for the following items is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset.

Estimated useful lives are as follows:

Buildings	8 - 35 years
Machinery and equipment	3 - 15 years
Motor vehicles	4 - 8 years

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

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred.  In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement.  Where significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciates them accordingly.

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

Once the exploration right has been acquired, exploration and evaluation expenditure is charged to the consolidated statement of profit or loss as incurred, unless a future economic benefit is more likely than not to be realized. Exploration and evaluation assets acquired in a business combination are initially recognized at fair value. They are subsequently stated at cost less accumulated impairment.

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

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable or that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

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

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Changes in Accounting Policies and Disclosures

We have adopted the following new and revised IFRS for the first time for the current year's financial statements.

Amendments to IFRS 9	Prepayment Features with Negative Compensation
IFRS 16	Leases
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures
IFRIC 23	Uncertainty over Income Tax Treatments
Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23	Annual Improvements to IFRSs 2015-2017 Cycle

Except for the amendments to IFRS 9, IAS 19 and IAS28, and Annual Improvements to IFRS Standards 2015-2017 Cycle, which are not relevant to the preparation of our financial statements, the nature and the impact of the new and revised IFRS are described below:

(a)

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model to recognize and measure right-of-use assets and lease liabilities, except for certain recognition exemptions. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any significant impact on leases where we are the lessor.

We have adopted IFRS 16 using the modified retrospective method with the date of initial application of January 1, 2019.  Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption recognized as an adjustment to the opening balance of retained profits at January 1, 2019, and the comparative information for 2018 was not restated and continued to be reported under IAS 17 and related interpretations.

New definition of a lease

Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. We elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application.  Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed.  Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

As a lessee – Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

We have lease contracts for items of office buildings. As a lessee, we previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to us. Under IFRS 16, we apply a single approach to recognize and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low-value assets (elected on a lease-by-lease basis) and leases with a lease term of 12 months or less (“short-term leases”) (elected by class of underlying asset). Instead of recognizing rental expenses under operating leases on a straight-line basis over the lease term commencing from January 1, 2019, we recognize depreciation (and impairment, if any) of the right-of-use assets and interest accrued on the outstanding lease liabilities (as finance costs).

Impacts on transition

Lease liabilities at January 1, 2019 were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at January 1, 2019 and included in lease liabilities. The right-of-use assets for most leases were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the statement of financial position immediately before January 1, 2019.

All these assets were assessed for any impairment based on IAS 36 on that date. We elected to present the right-of-use assets separately in the statement of financial position.

We have used the following elective practical expedients when applying IFRS 16 at January 1, 2019:

•

Applying the short-term lease exemptions to leases with a lease term that ends within 12 months at the date of initial application;

•

Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

•

Excluding the initial direct costs from the measurement of the right-of-use assets at the date of initial application.

The impacts arising from the adoption of IFRS 16 as of January 1, 2019 are as follows:

Increase
CNY

Assets
Increase in right-of-use assets	1,803

Increase in total assets	1,803

Liabilities
Increase in the non-current portion of lease liabilities	593
Increase in the current portion of lease liabilities	1,210

Increase in total liabilities	1,803

The lease liabilities as of January 1, 2019 reconciled to the operating lease commitments as of December 31, 2018 are as follows:

CNY

Operating lease commitments as of December 31, 2018	1,891
Weighted average incremental borrowing rate as of January 1, 2019	4.75%

Discounted operating lease commitments as of January 1, 2019	1,803

Lease liabilities as of January 1, 2019	1,803

(b)

IFRIC 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”).  The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.  The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. The interpretation has had no significant impact on the Group’s financial statements.

Issued but not yet effective International Financial Reporting Standards

We have not applied the following new and revised IFRS, that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 3	Definition of a Business [1]
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform [1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture [4]
IFRS 17	Insurance Contracts [2]
Amendments to IAS 1 and IAS 8	Definition of Material [1]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current [3]
Amendment to IFRS 16	Covid-19-Related Rent Concessions [4]

———————

1

Effective for annual periods beginning on or after January 1, 2020

2

Effective for annual periods beginning on or after January 1, 2021

3

Effective for annual periods beginning on or after January 1, 2022

4

No mandatory effective date yet determined but available for adoption

Further information about those IFRS that are expected to be applicable to us is below.

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. We adopted the amendments prospectively from January 1, 2020. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, we were not affected by these amendments on the date of transition.

Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on financial reporting.  The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark.  In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020. Early application is permitted. The amendments are not expected to have any significant impact on our financial statements.

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed by the IASB in December 2015 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures.  However, the amendments are available for adoption now.

Amendments to IAS 1 and IAS 8 provide a new definition of material.  The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.  The amendments clarify that materiality will depend on the nature or magnitude of information.  A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. We adopted the amendments prospectively from January 1, 2020.  The amendments are not expected to have any significant impact on our financial statements.

Amendments to IAS 1 issued in January 2020 amended the definition of current liabilities and non-current liabilities. The entity’s right to defer settlement of a liability for at least twelve months after the reporting period and the definition of settlement are considered when making the classification of a liability. The amendment clarifies that classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. We expect to adopt the amendments retrospectively from January 1, 2022. The amendments are not expected to have any significant impact on our financial statements.

The amendment to IFRS 16 provides relief to lessees from applying the IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The Group expects to adopt the amendment from January 1, 2020. The amendment is not expected to have any significant impact on the Group’s financial statements.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash in prior years, non-interest-bearing loans from the Related-Party Debtholders, and funds provided pursuant to the Cooperation Agreement. Currently, our working capital is sufficient for the Company’s present requirements for the next 12 months. In view of the disposition of our metals mining and copper smelting operations, and since the Moruogu Tong Mine is in the pre-revenue exploration stage, it can be expected that the availability of internally generated funds to sustain operations will decrease until the commencement of commercial production at the Moruogu Tong Mine or a dramatic increase occurs in the amount of revenues that we generate trading copper ore. We will continue to incur operating expenses prior to the commencement of revenue-producing activities at the Moruogu Tong Mine and expect those expenses to continue to be funded through internally generated cash reserves from prior years, non-interest-bearing loans from related parties, and funds provided pursuant to the Cooperation Agreement. As of December 31, 2019, CHNR owed an aggregate of CNY12.17 million (US$1.75 million) to the Related-Party Debtholders, which debt has an indefinite maturity and does not bear interest.

In order to improve the Group’s liquidity and cash flows to sustain the Group as a going concern, the directors of the Company have undertaken certain measures to improve the cash flows of the Group, which include but are not limited to obtaining letters from Feishang Group and Feishang Enterprise, entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, which state that Feishang Group and Feishang Enterprise will provide continuous financial support to the Group in relation to the going concern of its operations, including not recalling any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group, and that Feishang Enterprise will pay debts on behalf of the Group when needed.

See “Item 5.F. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Tabular Disclosure of Contractual Obligations,” below, for a summary of our contractual obligations for future cash payments as of December 31, 2019.

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. We pay our corporate expenses in either Hong Kong dollars or U.S. Dollars. Conversion of Renminbi is strictly regulated by the Chinese Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the SAFE but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investments and capital contributions. These transactions must be approved by the SAFE. See “Item 3.D. – KEY INFORMATION – Risk Factors,” and “Item 10.D. ADDITIONAL INFORMATION – Exchange Controls” for a further discussion of exchange controls in the PRC.

As of December 31, 2019, the breakdown of cash (in thousands) held in different currencies are as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY1,894	1,894	272
HK$1,469	1,313	189
US$34	237	34
Total	3,444	495

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

The following table sets forth the Company’s cash flows for each of the three years ended December 31, 2017, 2018 and 2019 including cash flows from discontinued operations:

	Years Ended December 31,
	2017	2018	2019
	CNY'000	CNY'000	CNY'000
Cash and cash equivalent at beginning of year	19,228	18,878	6,793
Net cash used in operating activities	(14,746)	(7,527)	(3,333)
Net cash from/(used in) investing activities	2,868	9,372	(5)
Net cash from/(used in) financing activities	12,630	(13,813)	(24)
Net increase/(decrease) in cash and cash equivalents	752	(11,968)	(3,362)
Effect of exchange rate changes on cash	(1,102)	(117)	13
Cash and cash equivalent at end of year	18,878	6,793	3,444

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Years Ended December 31,
	2017		2018		2019
Current ratio	0.65	x	0.25	x	0.21	x
Working capital (CNY'000)	(15,842)		(22,073)		(28,384)
Leverage ratio	—		—		—

2019 vs 2018

Net cash used in operating activities was CNY3.33 million (US$0.48 million) in 2019 and CNY7.53 million in 2018. The decrease of cash outflow was mainly attributable to lower professional service fees in 2019.

Net cash used in investing activities was CNY5,000 (US$718) in 2019, as compared to net cash inflow of CNY9.37 million in 2018. The cash inflows in 2018 were primarily comprised of the consideration received for the disposal of Double Grow.

Net cash flows used in financing activities was CNY24,000 (US$3,447) in 2019, as compared to net cash outflow of CNY13.81 million in 2018. The net cash flows of financing activities were primarily comprised of the net advances and repayments with related parties, and payment of lease liabilities.

2018 vs 2017

Net cash used in operating activities was CNY7.53 million in 2018 and CNY14.75 million in 2017. The decrease of cash outflow was mainly attributable to the losses from discontinued operations in 2017.

Net cash received in investing activities was CNY9.37 million in 2018, as compared to net cash inflow of CNY2.87 million in 2017. The cash inflows in 2018 were primarily comprised of the consideration received for the disposal of Double Grow.

Net cash flows used in financing activities was CNY13.81 million in 2018, as compared to net cash inflow of CNY12.63 million in 2017. The net cash flows of financing activities were primarily comprised of the net advances and repayments with related parties.

Our liquidity, including our working capital, is affected by many factors including:

•

Funding of our on-going metal exploration activities through internally generated funds;

•

Our ability to secure bank financing as and when required, on acceptable terms;

•

Our difficulty in accessing U.S. capital markets to fund PRC operations; and

•

A lack of development of U.S. trading markets for our securities, which has hampered our ability to use our securities as currency to fund acquisitions, business combinations and similar transactions.

See “Item 5.F. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Tabular Disclosure of Contractual Obligations,” below, for a tabular payment schedule of capital commitments of the Company.

Except as disclosed above, there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2017, 2018 and 2019. The Company believes that bank borrowings, payments pursuant to the Cooperation Agreement and/or borrowings from its Related-Party Debtholders, if available, will be sufficient to satisfy anticipated working capital needs for at least the next 12 months. However, we continue to evaluate expansion and growth prospects as they are presented to us from time to time and will continue to do so in the ordinary course.

In the event we determine to pursue a mining permit and thereafter engage in mining at the Moruogu Tong Mine, we will be required, among other things, for mine construction and development, including to build roads and make provision for water and electricity at the mine site. There will be significant capital expense for these and other projects. We intend to fund those capital expenditures from the proceeds of loans from our Related-Party Debtholders, if available, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary, bank borrowings.

C.

Research and Development, Patents and Licenses, Etc.

The Company did not incur any significant amounts on company-sponsored research and development activities during each of the last three fiscal years.

D.

Trend Information

The recent COVID-19 pandemic and efforts to contain it have caused significant economic and financial disruptions around the world. Our business operations, including the exploration activities at the Moruogu Tong Mine and the trading of copper ore, have been severely and adversely affected due to travel restrictions and temporary restraints on our operations, as well as a slowdown in the general economy and volatile commodity demand and prices. For further details on the impact of the COVID-19 pandemic, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to our Mine Exploration Activities in Inner Mongolia – Volatility in the market prices of metals may adversely affect the results of our operations,” “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to the Outbreak of COVID-19 – COVID-19 has disrupted our operations, and may further disrupt our operations or adversely affect our operations and financial position in the future, and may exacerbate the various other Risk Factors that we face” and “Item 5.A. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Operating Results – Impact of Government Policies on the Company’s Operations.”

As a result of the major uncertainties caused by the outbreak of COVID-19, our reported financial results may not necessarily be indicative of our future prospects and results of operations.

Other than the impact of the COVID-19 pandemic discussed above, the Company does not believe that there have been any other recent known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect of the Company’s net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.

Off-Balance Sheet Arrangements

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

As of December 31, 2019, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2019:

	Payment due by period
	Total	Within 1 year	1 to 2 years	2 to 5 years	Thereafter
	CNY'000	CNY'000	CNY'000	CNY'000	CNY'000

Lease liabilities, including current portion	812	812	—	—	—
	812	812	—	—	—

Under the Cooperation Agreement, Jijincheng Mining, rather than the company, is the party to any contracts relating to exploratory work.

G.

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act, or the statutory safe harbors, applies to forward-looking information provided pursuant to Item 5.F. above. For our cautionary statement on the use of forward-looking statements in this Annual Report, see “Forward-Looking Statements” on page iii of this Annual Report.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Executive Officers and Directors

The following table identifies the current directors and executive officers of the Company, and sets forth their ages and positions with the Company:

Name	Age	Position

Wong Wah On Edward	56	Chairman of the Board of Directors, President and Chief Executive Officer
Tam Cheuk Ho	57	Director
Yue Ming Wai Bonaventure	52	Director, Chief Financial Officer and Corporate Secretary
Lam Kwan Sing	50	Non-employee Director
Ng Kin Sing	57	Non-employee Director
Yip Wing Hang	53	Non-employee Director
Li Feilie	54	Director of Subsidiaries

Mr. Wong Wah On Edward was appointed as a director in April 2015, and as Chairman of the Board of Directors, President and Chief Executive Officer in August 2016. Mr. Wong has served as the director of Feishang Anthracite since February 2013. He served as a director of the Company from January 1999 to January 2014, as its financial controller from December 2004 to January 2008, as its secretary from February 1999 to January 2014, and as its chief financial officer from January 2008 to January 2014. Mr. Wong is a co-owner and has been principally employed as a director of Anka, a privately-held company, since April 2008. Mr. Wong has also served as an independent non-executive director of Quali-Smart Holdings Limited, a company listed in Hong Kong since September 2015. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate member of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practicing) in Hong Kong.

Mr. Tam Cheuk Ho was appointed as a director in April 2015. Mr. Tam has served as the director of Feishang Anthracite since February 2013. He served as a director of the Company from December 1993 to December 1994 and from December 1997 to January 2014. He was also the chief financial officer and executive vice president of the Company, from December 2004 to January 2008, and from January 2008 to January 2014, respectively. Mr. Tam is also a director and co-owner of Anka. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor of Business Administration degree from the Chinese University of Hong Kong.

Mr. Yue Ming Wai Bonaventure was appointed as a director in August 2016, and as Chief Financial Officer and Corporate Secretary in April 2015. Mr. Yue has been the chief financial officer and the company secretary of Feishang Anthracite since January 2014, and as executive director of Feishang Anthracite since May 2015. He has been principally employed by Shenzhen Chixin Xinxi Consulting Co. Ltd., an indirect wholly owned subsidiary of Feishang Anthracite, as its general manager since October 2013. He served as the financial controller of the Company from April 2008 to January 2014. He has also been appointed as an independent non-executive director of A. Plus Group Holdings Limited, a company listed in Hong Kong, since March 2016, and as an independent non-executive director of Palace Banquet Holdings Limited, a company listed in Hong Kong, since January 2019. Mr. Yue graduated from Hong Kong Baptist University with a Bachelor of Business Administration degree and was awarded a Master of Science degree in accounting and finance from the University of Manchester. He is a fellow member of the Hong Kong Institute of Chartered Secretaries, the Hong Kong Institute of Certified Public Accountants, and the Institute of Chartered Accountants in England & Wales. Mr. Yue is also a member of Chartered Accountants Australia & New Zealand, and a member certified in Enterprise and Intangible Valuations of the American Institute of Certified Public Accountants.

Mr. Lam Kwan Sing has been a non-employee director and a member of CHNR’s Audit Committee and nominating and governance committee since December 2004, and a member of its Compensation Committee since November 2007. Mr. Lam has been an independent non-executive director of Summit Ascent Holdings Limited, a Hong Kong listed company, since June 2019. From November 2016 to present, Mr. Lam has been the chief executive officer and executive director of SFund International Holdings Ltd., a Hong Kong listed company. He is also an independent non-executive director of Hao Tian Development Group Limited, a Hong Kong listed company, since August 2012. From August 2010 to August 2017, Mr. Lam was the executive director of China Smarter Energy Group Holdings Limited, a Hong Kong listed company, where he is responsible for corporate development. Mr. Lam was the executive director and chief executive officer of Enterprise Development Holdings Limited, a Hong Kong listed company, from February 2012 to May 2015 and from May 2013 to May 2015, respectively. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

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

Mr. Yip Wing Hang has been a non-employee director and a member of CHNR’s Audit Committee and Nominating and Governance Committee since June 2006, and a member of its compensation committee since November 2007. From January 2018 to present, Mr. Yip has been the senior director of Winsome Asset Management Ltd., where he is responsible for managing high-net-worth clients’ assets on discretionary basis. Mr. Yip has served as adjunct associate professor at the Institute of China Business, the University of Hong Kong SPACE since 2013. From October 2010 to December 2017, Mr. Yip was the marketing director of Athena Financial Services Limited where he was responsible for the sale and distribution of financial products. Mr. Yip holds a Master’s degree in Sustainability from University of Cambridge and a Master’s degree in Accounting and Finance from the Lancaster University, United Kingdom. He is also a Chartered Banker in the United Kingdom.

Mr. Li Feilie served as a director, Chief Executive Officer and Chairman of the Board of CHNR from February 2006 to August 2016. He currently serves as director of Feishang Mining, Newhold, Pineboom, China Coal, Feishang Dayun, Feishang Yongfu and FMH Services, each of which is a subsidiary of CHNR. While Mr. Li is not an officer or director of the Company, he ultimately controls the Company through his services as an officer and/or director of certain of the Company’s subsidiaries, his beneficial ownership of the Company’s shares, his ability to elect the Board of Directors and his direct ownership of a substantial amount of Company debt. In addition to his directorships, Mr. Li provides strategic guidance relating to the various businesses in which he and his controlled companies invest. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and indirectly holds a substantial amount of the Company’s debt (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions,” below). He served as a director of Feishang Anthracite from January 2010 to July 2016, its Chairman from December 2013 to July 2016, and its Chief Executive Officer from December 2013 to March 2016. Mr. Li has been the chairman of Feishang Enterprise, Wuhu Industrial and Wuhu Feishang Port Co., Ltd., companies beneficially owned by him, since June 2000, from December 2001 to July 2011 and since October 2002, respectively. Mr. Li graduated from Peking University with a Bachelor’s degree and a Master’s degree in Economics.

Key Employees

The following table identifies the senior management of Bayannaoer Mining, and their ages and positions:

Name	Age	Position

Yu Jun	52	General Manager of Bayannaoer Mining
Yao Yangli	55	Deputy Chief Engineer of Bayannaoer Mining

Mr. Yu Jun was appointed as general manager of Bayannaoer Mining in January 2015. He has served as finance manager and chief financial officer of Bayannaoer Mining since 2005. Mr. Yu has over 25 years of experience in corporate finance. Prior to joining Bayannaoer Mining, he served the positions of finance manager and financial controller of several companies including subsidiary companies of Sichuan University. Mr. Yu graduated from the University of Electronic Science and Technology of China in 1989 and was awarded a Bachelor’s degree from Southwestern University of Finance and Economics in 2004.

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

Family Relationships

There are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management, other than the fact that each was elected by Mr. Li Feilie.

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2019, to each of the individuals identified in “Item 6.A. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Directors and Senior Management,” above.

Name	Compensation (US$)	Number of options to purchase common shares	Exercise price (US$/share)	Expiration date
Directors and Executive Officers
Li Feilie[1]	1	—	—	—
Wong Wah On Edward[2]	1	—	—	—
Tam Cheuk Ho2	1	—	—	—
Yue Ming Wai Bonaventure	1	—	—	—
Lam Kwan Sing	15,385	—	—	—
Ng Kin Sing	15,385	—	—	—
Yip Wing Hang	15,385	—	—	—
Key Employees
Yu Jun	11,130	—	—	—
Yao Yangli	32,910	—	—	—

———————

1

Mr. Li serves as director of certain subsidiaries of the Company. The amount does not include payments under an office sharing agreement pursuant to which Feishang Enterprise, a company controlled by Mr. Li, provides our subsidiary Feishang Management with certain shared office space (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below).

2

The amounts do not include payments to Anka under an office sharing agreement pursuant to which Anka provides certain accounting, administrative and secretarial services to the Company (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below). Anka is jointly owned by Wong Wah On Edward and Tam Cheuk Ho.

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

 On March 7, 2019, we entered into an employment agreement with Mr. Yu Jun for his services as general manager of Bayannaoer Mining for a term of one year expiring on March 6, 2020. The agreement was renewed on March 7, 2020 with the same initial terms. For his services, Mr. Yu receives a basic salary at the rate of US$718 per month, and is eligible for a bonus.

On April 23, 2019, we entered into an employment agreement with Mr. Yao Yangli for his services as deputy chief engineer for a term of one year expiring on April 22, 2020. The agreement was renewed on April 23, 2020 with the same initial terms. For his services, Mr. Yao receives a basic salary at the rate of US$2,106 per month, and is eligible for a bonus.

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive officers or directors. For each of the three years ended December 31, 2017, 2018 and 2019, no increases in cash compensation were determined by the Compensation Committee under the service agreements, and we paid or accrued nil, nil and nil, respectively, for cash compensation to our executive officers for their services as such.

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

Non-Employee Director Compensation

We pay our independent directors a monthly directors’ fee equal to HK$10,000. We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We reimburse out-of-pocket expenses incurred by directors in attending Board and committee meetings. During the fiscal year ended December 31, 2019, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2019:

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

The 2014 Plan is administered by the Board of Directors or a committee designated by the Board (the “Plan Committee”). The 2014 Plan allows the Board or Plan Committee to grant various incentive equity awards not limited to stock options. The Company has reserved a number of common shares equal to 20% of the issued and outstanding common shares of the Company, from time to time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2014 Plan. Stock appreciation rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Board or Plan Committee determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Board or Plan Committee determines.

The Board or Plan Committee may determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common shares at the time of the award. All questions relating to the administration of the 2014 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Board or Plan Committee.

A total of 4,982,183 common shares have been reserved for issuance under the 2014 Plan. No awards have yet been made under the 2014 Plan. The 2014 Plan terminates on June 19, 2024.

C.

Board Practices

As provided by our Memorandum and Articles each director is to hold office for a three-year term expiring immediately following the annual meeting of shareholders held three years following the annual meeting at which he or she was elected.

At the annual meeting of shareholders in 2019, Messrs. Wong Wah On Edward and Tam Cheuk Ho were elected to serve as Class III directors until immediately following the annual meeting to be held in 2022 and until their successors have been duly elected and qualified. Messrs. Yue Ming Wai Bonaventure and Ng Kin Sing serve as Class I directors until immediately following the annual meeting to be held in 2020 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II directors until immediately following the annual meeting to be held in 2021 and until their successors have been duly elected and qualified.

Messrs. Lam Kwan Sing, Yip Wing Hang and Ng Kin Sing are each “independent” directors as such term is used in applicable rules and regulations of the SEC and in Nasdaq Marketplace Rule 5605(a)(2). We are not required to maintain a Board of Directors consisting of a majority of independent directors based upon an exemption from Nasdaq requirements applicable to foreign private issuers whose home jurisdiction does not require the board of directors to consist of a majority of independent directors.

Our officers are elected annually at the meeting of the Board of Directors following each annual meeting of shareholders, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal, and the terms of applicable employment agreements.

Please see “Item 6.B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Compensation – Executive Compensation,” above, for information regarding directors’ service contracts.

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

Each member of the Audit Committee is an independent director, as such term is used in applicable rules and regulations of the SEC and in Nasdaq Marketplace Rule 5605(a)(2).

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

The Compensation Committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided, that any decisions made pursuant to such delegated authority are promptly communicated to all other committee members. The committee’s current compensation decisions are reflective of our current financial position.

Nasdaq Requirements

Our common shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq Stock Market as being applicable to listed companies. Nasdaq has adopted, and from time to time adopts, amendments to its Marketplace Rule 5600 that impose various corporate governance requirements on issuers of listed securities. Section (a)(3) of Marketplace Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 5600, but, as to the balance of Marketplace Rule 5600, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise mandate compliance with the same or substantially similar requirement.

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

D.

Employees

As of the date of this Annual Report, we employed a total of 10 employees on a full-time basis consisting of (a) six employees engaged in metal exploration segment, and (b) four executive and administrative employees in the corporate segment. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees as of December 31, 2017, 2018 and 2019, including their principal category of activity and geographic location.

		Years Ended December 31,
		2017	2018	2019

Hong Kong	Accounting, administration and management	3	3	2
		3	3	2

The PRC	Accounting, administration and management (Shenzhen)	2	2	2
	Accounting, administration and management (Bayannaoer)	5	5	4
	Cashier	1	1	1
	Mining exploration	2	1	1
		10	9	8

Total		13	12	10

E.

Share Ownership

The following table sets forth, as of June 12, 2020, the share ownership of the Company’s common shares by each of individuals disclosed in response to Item 6.B. of this Annual Report.

As of June 12, 2020, there were 24,910,916 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%
Wong Wah On Edward	400,000		1.61%
Tam Cheuk Ho	281,926		1.13%
Yue Ming Wai Bonaventure	—		—
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Yu Jun	—		—
Yao Yangli	—		—
Officers and directors as a group (8 persons)	15,462,519		62.07%

———————

(1)

Mr. Li is not an officer or director of CHNR but is an officer and/or director of certain of our subsidiaries, and ultimately controls the Company through his beneficial ownership of our shares, his ability to elect the Board of Directors and his ownership of a substantial amount of Company debt. Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly-owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

Please refer to the discussion of our equity compensation plan and securities authorized for issuance thereunder under “Item 6.B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Compensation – Securities Authorized for Issuance Under Equity Compensation Plans,” above.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of June 12, 2020, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

As of June 12, 2020, there were 24,910,916 common shares issued and outstanding. Mr. Li has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholder does not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly-owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

Significant Changes in Ownership

There have been no significant changes in the percentage of ownership held by the major shareholder during the past three years.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of December 31, 2019, on that date our common shares were held of record by approximately 174 persons, 150 of whom, holding approximately 28.9% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge (a) there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company and (b) except as otherwise disclosed in this Annual Report, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

As discussed above, we have received letters from Feishang Group and Feishang Enterprise, entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, both dated May 29, 2020, which state that Feishang Group and Feishang Enterprise will provide continuous financial support (in the form of interest-free loans) to us in relation to the going concern of our operations, including not recalling any amounts due to them until we are in a position to settle the amounts due without having a detrimental impact on our financial resources, and that Feishang Enterprise will pay debts on our behalf when needed.  As far as the Company understands, there is no limitations on the amount or provision or the duration of support from Feishang Group or Feishang Enterprise.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Year Ended December 31,			Period Ended May 31,
	2017	2018	2019	2020
	CNY’000	CNY’000	CNY’000	CNY’000

CHNR's share of office rental, rates and others to Anka (1)	1,316	1,442	1,506	644
Sales of equipment to Wuhu Industrial (2)	1,056	—	—	—
Purchase of raw ore from Empressa Minera Jacha Uru S.A. (“Jacha Uru”) (3)	240	—	—	—
Feishang Management's share of office rental to Feishang Enterprise (4)	—	166	166	69

———————

(1)

On April 1, 2017, the Company signed an office sharing agreement with Anka which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to some of certain accounting and secretarial services and day-to-day office administration services provided by Anka. In 2018, Anka’s lease with the unrelated landlord was extended for two years, from July 1, 2018 to June 30, 2020. Anka is currently negotiating with the unrelated landlord for a renewal.

(2)

On February 22, 2017, Wuhu Feishang signed an agreement with Wuhu Industrial, controlled by Mr. Li Feilie, to dispose of certain equipment with the carrying amount of CNY1.06 million. The disposal gain was CNY0.05 million.

(3)

In 2017, Antay Pacha purchased copper ore from Jacha Uru, a copper mine located in Bolivia and controlled by Feishang Hesheng.

(4)

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise, a related party and an affiliate of ours controlled by Mr. Li Feilie. Pursuant to the agreement, Feishang Management shares 40 square meters of the office premises.

Balances with Related Parties

	As of December 31,			As of May 31,
	2017	2018	2019	2020
	CNY’000	CNY’000	CNY’000	CNY’000
Payables to related parties (1)
Feishang Enterprise (2)	3,719	4,041	5,077	5,507
Feishang Hesheng (3)	10,028	—	—	—
Feishang Group (4)	11,573	6,973	7,097	7,816

Lease liabilities to related parties
Feishang Enterprise	—	—	287	289
Anka (5)	—	—	516	91

———————

(1)

Feishang Enterprise, Feishang Group and Feishang Hesheng are entities controlled by Mr. Li Feilie, who is the principal beneficial owner of the Company.

(2)

Payable to Feishang Enterprise by Feishang Management for the net amount of loans from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(3)

Payable to Feishang Hesheng for the acquisition of Double Grow as well as the assumption of indebtedness due to Feishang Hesheng by Double Grow. The balance is unsecured and interest-free. The balance as of December 31, 2017 was repaid during 2018.

(4)

Payable to Feishang Group for the acquisition of Feishang Anthracite. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(5)

Anka is jointly owned by Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company's consolidated financial statements filed as part of this Annual Report are included herewith as Appendix A and are incorporated herein by reference.

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

The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly-owned foreign enterprises and Sino-foreign joint venture companies as reflected in their statutory financial statements are to be allocated to either (i) each of the general reserve, the enterprise expansion reserve and the staff bonus and welfare reserve, respectively, or (ii) the statutory reserve, as determined by the resolution of the Board of Directors annually.

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

B.

Amended and Restated Memorandum and Articles of Association

The information contained in our Registration Statement on Form F-3 (File No. 333-233852), declared effective by the SEC on November 20, 2020, under the heading “Our Charter and Certain Provisions of BVI Law” is hereby incorporated by reference.

C.

Material Contracts

Other than contracts entered into the ordinary course of business, during the two preceding fiscal years the Company has not entered into any material contracts. The Company is a beneficiary from the letters from Feishang Group and Feishang Enterprise regarding the provision of financial support to the Company, executed on May 29, 2020.

D.

Exchange Controls

There are no material BVI laws, decrees, regulations or other pieces of legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our shares. BVI law and our Memorandum and Articles impose no limitations on the right of non-resident or foreign owners to hold or vote our common shares. However, we operate through subsidiaries located in the PRC, and the payment of dividends by PRC companies is subject to certain restrictions imposed under PRC law.

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from the foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular 19, which took effect and replaced SAFE Circular 142 from June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from foreign currency-denominated capital for equity investments in the PRC, restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, the reinvestment of lawful income derived by foreign investors in the PRC (e.g. profits, the proceeds of a sale of equity, a capital reduction, liquidation or the early repatriation of an investment), and purchase and remittance of foreign exchange as a result of such lawful income in a foreign-invested enterprise no longer requires SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to direct investment in the PRC based on the registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving Policies for Foreign Exchange Administration for Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

In October 2019, SAFE issued the Circular on Further Promoting the Facilitation of Cross Border Trade and Investment, pursuant to which all foreign-invested enterprises can make domestic equity investments with their capital funds in accordance with related law.

In addition, our wholly-owned subsidiaries are required to allocate portions of their after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the forms of loans, advances or cash dividends.

E.

Taxation

The following is a general summary of certain material U.S. federal income applicable to a U.S. Holder (as defined below), BVI tax consequences of an investment in our common shares, and PRC tax considerations.

United States Federal Income Taxation

The following discussion addresses only the material U.S. federal income tax consequences to a U.S. Holder who holds common shares as a capital asset (generally, property held for investment). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum tax applicable to non-corporate holders, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of common shares, except to the extent described below under “British Virgin Islands Income Taxation” and “PRC Income Taxation.” Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership and disposition of common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•

An individual who is a U.S. citizen or resident;

•

A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•

An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders. For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the ownership or disposition of common shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase, ownership or disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of ownership or disposition of common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. Dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; (i) U.S. Holders subject to Section 451(b) of the Code; and (j) U.S. expatriates or former long-term residents of the U.S. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the ownership, or disposition of the common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of common shares.

Taxation of Dividends

The gross amount of a distribution paid on our common shares out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to you as foreign source dividend income and generally will not be eligible for the dividends-received deduction allowed to corporate shareholders under U.S. federal income tax law. To the extent that a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated as a nontaxable return of capital to the extent of your basis in our common shares with respect to which such distribution is made, and thereafter as a capital gain.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. You therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, the U.S. Dollar amount of dividends received by certain non-corporate taxpayers, including individuals, will be subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are "qualified dividends." Dividends paid on common shares will be treated as qualified dividends if (i) the common shares are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC, as discussed below.

The common shares are listed on the Nasdaq Capital Market and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will generally be a long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the common shares is more than one year. Preferential tax rates apply to long-term capital gains of noncorporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in common shares generally will be such U.S. Holder’s U.S. Dollar cost for such common shares.

PFIC Status of the Company

The Company has not performed an analysis of whether or not it will be deemed a PFIC for its current taxable year. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which product passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated, for purposes of the income test and asset test, as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s common shares are made.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the common shares. If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which the Company qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

Under the default PFIC rules:

•

Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years or the U.S. Holder’s holding period for the common shares) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares;

•

The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

•

The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

•

An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to common shares.  U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year and the Company may not provide this statement, in which case a QEF Election cannot be made. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to common shares generally will be required to recognize ordinary income in each tax year in which the Company is a PFIC in an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the common shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the common shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its common shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the common shares.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in any currency other U.S. Dollars to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares will be included in the gross income of a U.S. Holder as translated into U.S. Dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the currency is converted into U.S. Dollars at that time. If the currency received is not converted into U.S. Dollars on the date of receipt, a U.S. Holder will have a basis in the currency equal to its U.S. Dollar value on the date of receipt. Any U.S. Holder who receives payment in non-U.S. currency and engages in a subsequent conversion or other disposition of the currency may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of non-U.S. currency.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

A holder of common shares may be subject to information reporting and “backup withholding,” currently at the rate of 24%, with respect to (a) distributions paid on our common shares and (b) proceeds arising from the sale or other taxable disposition of common shares, in each case if the distribution or proceeds are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to the holder outside the United States. Backup withholding may be avoided by the holder of common shares if such holder:

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

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

British Virgin Islands Taxation

This summary has been prepared based upon management’s understanding of applicable tax consequences, but has not been reviewed by counsel or other experts in U.S. or BVI taxation. This summary does not address all possible tax consequences relating to an investment in our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax of non-BVI tax laws, except to the extent described above under “United Stated Federal Income Taxation.” Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common shares. The discussion below is based upon laws and relevant interpretations in effect as of the date of this Annual Report, all of which are subject to change. Under the BVI Business Companies Act (as amended) as currently in effect, companies incorporated or registered under the BVI Business Companies Act are exempt from income and corporate tax. In addition, the BVI currently does not levy capital gains tax on companies incorporated or registered under the Business Companies Act.

A holder of our common shares who is not a resident of BVI is exempt from BVI income tax on dividends paid with respect to the common shares and any capital gains realized with respect to any common shares. In addition, the common shares are not subject to transfer taxes, stamp duties or similar charges for so long as we do not hold an interest in real estate in the BVI.

There are no estate, gift or inheritance taxes levied by the BVI on companies incorporated or registered under the BVI Business Companies Act.

There is no income tax treaty or convention currently in effect between the United States and the BVI that is applicable to any payments made by or to a company incorporated or registered under the BVI Business Companies Act.

PRC Taxation

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed by us on any dividends that non-PRC resident holders of our common shares receive from us and on gains realized on their sale or other disposition of common shares, if such income is considered as income derived from within the PRC.

F.

Dividends and Paying Agents

No disclosure is required in response to this Item.

G.

Statement by Experts

No disclosure is required in response to this Item.

H.

Documents on Display

The documents concerning the Company that are referred to in this Annual Report may be inspected at the Company’s principal executive offices at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. Certain documents described in response to Item 19. of this Annual Report are filed with this Annual Report and others are incorporated by reference to documents previously filed by the Company with the SEC. The documents that are filed herewith or incorporated by reference can be viewed on the SEC’s website at www.sec.gov.

I.

Subsidiary Information

See Exhibit 8 to this Annual Report for further information about our subsidiaries.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. The administrative expenses of the Company’s head office in Hong Kong are denominated either in United States dollars or Hong Kong dollars. As the reporting currency of the Company’s consolidated financial statements is the Renminbi, the Company has market risk with respect to currency fluctuation between Hong Kong dollars and United States dollars to Renminbi and translation difference may arise on consolidation. The Company may also suffer an exchange loss when it converts Renminbi to other currencies, such as Hong Kong dollars or United States dollars. If market conditions allow, the Company endeavors to match the currency used in operating/investing activities with that used in financing activities. We have not engaged any foreign currency contracts to hedge our potential foreign currency exchange exposure, if any.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are not currently exposed to interest rate risk as we do not have any outstanding interest-bearing financial instruments.

Commodity price risk

We were not exposed to commodity price risk as of December 31, 2019, as we did not have any copper ore in inventory on that date.

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange Act. As of December 31, 2019, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2019, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC’s rules and regulations.

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

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS issued by IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the COSO criteria). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2019, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2019 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

In general, an “audit committee financial expert” within the meaning of Item 16A. of Form 20-F, is an individual member of the Audit Committee who:

•

understands generally accepted accounting principles and financial statements;

•

is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves;

•

has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements, or experience actively supervising one or more persons engaging in such activities;

•

understands internal controls over financial reporting; and

•

understands audit committee functions.

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

•

other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing is each an “audit committee financial expert” within the meaning of Item 16 of Form 20-F of Regulation S-K. Each of our “audit committee financial experts” is independent as that term is used in Nasdaq Marketplace Rule 5605(a)(2).

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services provided by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for fiscal years 2018 and 2019.

	Fiscal Year 2018	Fiscal Year 2019

Audit Fees	US$145,381	US$143,612
Audit-Related Fees	—	US$7,000
Tax Fees	—	—
All Other Fees	—	—

Total	US$145,381	US$150,612

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees —This category includes the review of the Company’s shelf registration statement on Form F-3.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Audit Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. All the audit fees paid to Ernst & Young Hua Ming LLP with respect to fiscal years 2018 and 2019 were approved by the Audit Committee.

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

ITEM 16G.

CORPORATE GOVERNANCE

Our common shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by the Nasdaq Stock Market that apply to listed companies. Nasdaq rules include various corporate governance requirements applicable to listed securities. While all Nasdaq-listed companies are subject to certain of these corporate governance requirements, foreign private issuers such as our company are exempt from other corporate governance requirements if the laws of their home jurisdiction do not otherwise require compliance. Since our home jurisdiction does not mandate compliance with some of these Nasdaq rules, we have opted out of compliance with them. A more detailed description of the Nasdaq requirements that we are not subject to is contained elsewhere in this Annual Report under “Item 6.C. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Board Practices – Nasdaq Requirements.”

ITEM 16H.

MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Report of Independent Registered Public Accounting Firm, together with the consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2018 and 2019

b.

Consolidated statements of profit or loss for the years ended December 31, 2017, 2018 and 2019

c.

Consolidated statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019

d.

Consolidated statements of changes in equity for the years ended December 31, 2017, 2018 and 2019

e.

Consolidated statements of cash flows for the years ended December 31, 2017, 2018 and 2019

f.

Notes to consolidated financial statements

ITEM 19.

EXHIBITS

The following Exhibits are filed as part of this Form 20-F. Certain exhibits have been previously filed with the SEC pursuant to the Exchange Act, as amended (Commission File Number 000-26046).

Exhibit No.	Exhibit Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Exhibit 99.1 to the Current Report on Form 6-K filed January 30, 2014, and incorporated herein by reference).
2.1	Description of China Natural Resources, Inc.’s Securities Registered under Section 12 of the Securities Exchange Act of 1934, as Amended (filed herewith).
4.1	2014 Equity Compensation Plan (included as Annex A of Exhibit 99.1 to the Current Report on Form 6-K furnished August 13, 2014, and incorporated herein by reference).
4.2

Service Agreement dated as of April 2, 2015 by and between the Company and Tam Cheuk Ho (included as Exhibit 99.1 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).

4.3

Service Agreement dated as of April 2, 2015 by and between the Company and Wong Wah On Edward (included as Exhibit 99.2 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).

4.4

Service Agreement dated as of April 2, 2015 by and between the Company and Yue Ming Wai Bonaventure (included as Exhibit 99.3 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).

4.5

License Agreement dated April 1, 2017 by and between Anka Consultants Limited and China Natural Resources, Inc. (filed as Exhibit 4.15 to the Annual Report on Form 20-F filed June 19, 2017, and incorporated herein by reference).

4.6

Inner Mongolia Wulatehouqi Moruogu Tong Mine Cooperation Agreement on Mineral Exploration dated August 20, 2017 by and between Bayannaoer City Feishang Mining Company Limited and Bayannaoer Jijincheng Mining Co., Ltd. (included as Exhibit 4.25 to the Annual Report on Form 20-F filed April 30, 2018, and incorporated herein by reference).

4.7	Confirmation of Financial Support to China Natural Resources, Inc., dated May 29, 2020, from Feishang Group Limited (filed herewith).
4.8	Confirmation of Financial Support to China Natural Resources, Inc., dated May 29, 2020, from Feishang Enterprise Group Co., Ltd. (filed herewith).
8	Subsidiaries of the Registrant (filed herewith).
11	Code of Business Conduct and Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB filed March 30, 2004, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

Exhibit No.	Exhibit Description

15.1	Consent of Ernst & Young Hua Ming LLP to incorporation of audit report dated June 12, 2020 into registration statement on Form F-3 (SEC File No. 333-233852) (filed herewith).
15.2	Press Release dated June 12, 2020 (filed herewith).
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: June 12, 2020	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firms, together with the consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2018 and 2019

b.

Consolidated statements of profit or loss for the years ended December 31, 2017, 2018 and 2019

c.

Consolidated statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019

d.

Consolidated statements of changes in equity for the years ended December 31, 2017, 2018 and 2019

e.

Consolidated statements of cash flows for the years ended December 31, 2017, 2018 and 2019

f.

Notes to consolidated financial statements

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pages

Report of Independent Registered Public Accounting Firm	F-2

Consolidated statements of financial position as of December 31, 2018 and 2019	F-3

Consolidated statements of profit or loss for the years ended December 31, 2017, 2018 and 2019	F-4

Consolidated statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019	F-5

Consolidated statements of changes in equity for the years ended December 31, 2017, 2018 and 2019	F-6

Consolidated statements of cash flows for the years ended December 31, 2017, 2018 and 2019	F-7 – F-8

Notes to consolidated financial statements	F-9 – F-55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of New Accounting Standards

As disclosed in Note 2.2 (a) to the consolidated financial statements, the Company changed its method for accounting for leases using a modified retrospective approach for the year ended December 31, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Beijing, the People’s Republic of China

June 12, 2020

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2019

(Amounts in thousands)

		December 31,
		2018	2019	2019
	Notes	CNY	CNY	US$
ASSETS

NON-CURRENT ASSETS
Property, plant and equipment	4	275	214	31
Right-of-use assets	5(a)	—	616	88

TOTAL NON-CURRENT ASSETS		275	830	119

CURRENT ASSETS
Prepayments		39	29	4
Trade receivables	6	—	3,956	568
Other receivables	7	636	39	6
Cash and cash equivalents		6,793	3,444	495

TOTAL CURRENT ASSETS		7,468	7,468	1,073

TOTAL ASSETS		7,743	8,298	1,192

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	8	100	3,896	560
Other payables and accrued liabilities	9	1,639	2,161	311
Taxes payable		16,788	16,818	2,415
Lease liabilities	5(b)/16(b)	—	803	115
Due to a related company	16(b)	4,041	5,077	729
Due to the Shareholder	16(b)	6,973	7,097	1,019

TOTAL CURRENT LIABILITIES AND TOTAL LIABILITIES		29,541	35,852	5,149

DEFICIENCY IN ASSETS
Issued capital	17	312,081	312,081	44,819
Other capital reserves	17	692,518	692,518	99,454
Accumulated losses		(1,022,639)	(1,028,284)	(147,674)
Other comprehensive loss		(3,758)	(3,869)	(556)

DEFICIENCY IN ASSETS		(21,798)	(27,554)	(3,957)

TOTAL LIABILITIES AND EQUITY		7,743	8,298	1,192

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except per share data)

		Year Ended December 31,
		2017	2018	2019	2019
	Notes	CNY	CNY	CNY	US$

CONTINUING OPERATIONS
Revenue	10	—	—	12,969	1,863
Cost of sales		—	—	(12,752)	(1,831)
Gross profit		—	—	217	32
Selling and distribution expenses		—	—	(2)	—
Administrative expenses		(6,204)	(6,207)	(5,814)	(835)

OPERATING LOSS		(6,204)	(6,207)	(5,599)	(803)

Finance costs	11	(14)	5	(62)	(9)
Interest income	11	39	26	16	2

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS	11	(6,179)	(6,176)	(5,645)	(810)

INCOME TAX EXPENSE	13	—	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS		(6,179)	(6,176)	(5,645)	(810)

DISCONTINUED OPERATIONS
Loss for the year from discontinued operations, net of tax	3	(23,817)	—	—	—

LOSS FOR THE YEAR		(29,996)	(6,176)	(5,645)	(810)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations		(6,179)	(6,176)	(5,645)	(810)
From discontinued operations	3	(23,817)	—	—	—
		(29,996)	(6,176)	(5,645)	(810)
Non-controlling interests
From continuing operations		—	—	—	—
From discontinued operations		—	—	—	—
		—	—	—	—

		(29,996)	(6,176)	(5,645)	(810)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	14	(0.25)	(0.25)	(0.23)	(0.03)
- For loss from discontinued operations	14	(0.95)	—	—	—
- Net loss per share		(1.20)	(0.25)	(0.23)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands)

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

LOSS FOR THE YEAR	(29,996)	(6,176)	(5,645)	(810)

Other comprehensive income/(loss):
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Reclassification adjustments for a foreign operation disposed during the year	3,280	—	—	—
Foreign currency translation adjustments	(1,984)	(117)	(111)	(16)
Total other comprehensive income/(loss) for the year, net of tax	1,296	(117)	(111)	(16)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(28,700)	(6,293)	(5,756)	(826)

Attributable to:
Owners of the Company
From continuing operations	(5,758)	(6,293)	(5,756)	(826)
From discontinued operations	(22,942)	—	—	—
	(28,700)	(6,293)	(5,756)	(826)
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	—	—	—	—
	—	—	—	—

	(28,700)	(6,293)	(5,756)	(826)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands)

	Attributable to Owners of the Company
	Issued capital (Note 17)	Other capital reserves	Reserves	Accumulated losses	Other comprehensive (loss)/income	Total
	CNY	CNY	CNY	CNY	CNY	CNY

AT JANUARY 1, 2017	312,081	692,518	63,180	(1,049,647)	(4,937)	13,195
Loss for the year	—	—	—	(29,996)	—	(29,996)
Foreign currency translation adjustments	—	—	—	—	1,296	1,296
Total comprehensive (loss)/income	—	—	—	(29,996)	1,296	(28,700)
Disposal of discontinued operations	—	—	(63,180)	63,180	—	—
AT DECEMBER 31, 2017	312,081	692,518	—	(1,016,463)	(3,641)	(15,505)
Loss for the year	—	—	—	(6,176)	—	(6,176)
Foreign currency translation adjustments	—	—	—	—	(117)	(117)
Total comprehensive loss	—	—	—	(6,176)	(117)	(6,293)
AT DECEMBER 31, 2018	312,081	692,518	—	(1,022,639)	(3,758)	(21,798)
Loss for the year	—	—	—	(5,645)	—	(5,645)
Foreign currency translation adjustments	—	—	—	—	(111)	(111)
Total comprehensive loss	—	—	—	(5,645)	(111)	(5,756)
AT DECEMBER 31, 2019	312,081	692,518	—	(1,028,284)	(3,869)	(27,554)
AT DECEMBER 31, 2019 (US$)	44,819	99,454	—	(147,674)	(556)	(3,957)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands)

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

OPERATING ACTIVITIES
Loss for the year
From continuing operations	(6,179)	(6,176)	(5,645)	(810)
From discontinued operations	(23,817)	—	—	—

Adjustments for:
Depreciation of property, plant and equipment	1,748	67	66	9
Depreciation of right-of-use assets (Note 11)	—	—	1,187	171
Finance costs	—	—	60	9
Gain on disposal of property, plant and equipment	(45)	—	—	—
Accretion expenses	60	—	—	—
Loss on disposal of discontinued operations	15,571	—	—	—

Changes in working capital:
Rehabilitation fund	(11)	—	—	—
Trade receivables	—	—	(3,956)	(568)
Inventories	(746)	—	—	—
Prepayments	(354)	—	10	1
Other receivables	(10,376)	(12)	597	86
Trade payables	(1,426)	(115)	3,796	545
Other payables and accrued liabilities	10,727	(1,287)	522	75
Taxes payable	102	(4)	30	4

Net cash flows used in operating activities	(14,746)	(7,527)	(3,333)	(478)

INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries	7,983	9,377	—	—
Net cash flows from acquisition of subsidiaries	(86)	—	—	—
Purchases of property, plant and equipment	(5,029)	(5)	(5)	(1)

Net cash flows from/(used in) investing activities	2,868	9,372	(5)	(1)

continued/…

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands)

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

FINANCING ACTIVITIES
Repayments to the Shareholder	—	(4,600)	—	—
Repayments to related companies	(2,385)	(11,392)	(5,704)	(819)
Advances from a related company	15,015	2,179	6,740	968
Payment of the principal portion of lease liabilities	—	—	(1,000)	(144)
Interest paid	—	—	(60)	(9)

Net cash flows from/(used in) financing activities	12,630	(13,813)	(24)	(4)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	752	(11,968)	(3,362)	(483)

NET FOREIGN EXCHANGE DIFFERENCE	(1,102)	(117)	13	2

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	19,228	18,878	6,793	976

CASH AND CASH EQUIVALENTS AT END OF YEAR	18,878	6,793	3,444	495

Supplementary disclosures of cash flow information:
Cash receipt of interest	48	26	16	2

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

1.

ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company does not conduct any substantive operations on its own and conducts its primary business operations through its subsidiaries (collectively with CHNR, the “Group”). A list of the Company's subsidiaries is included in Note 16 to the consolidated financial statements.

CHNR's principal shareholder is Feishang Group Limited (“Feishang Group” or the “Shareholder”), a BVI corporation. Mr. Li Feilie is the beneficial owner of Feishang Group. In the opinion of the directors of the Company, the ultimate parent of CHNR is Laitan Investment Limited, a BVI corporation.

The consolidated financial statements of the Group for the year ended December 31, 2019 were authorized for issuance in accordance with a resolution of the directors on June 12, 2020.

As of December 31, 2018 and 2019, the Company and its subsidiaries had net current liabilities of CNY22.07 million and CNY28.38 million (US$4.08 million), respectively, and total assets less current liabilities of negative CNY21.80 million and CNY27.55 million (US$3.96 million), respectively.

2.1

BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in Chinese Yuan (“CNY”) and all values are rounded to the nearest thousand, except when otherwise indicated. US$ indicates U.S. dollars.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2019.

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

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Going concern

As of December 31, 2019 and 2018, the Group had net current liabilities of CNY28.38 million (US$4.08 million) and CNY22.07 million, and shareholders’ deficiency in assets of CNY27.55 million (US$3.96 million) and CNY21.80 million, respectively. In view of these circumstances, the directors have given consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. The Group has obtained letters from each of Feishang Group and Feishang Enterprise Group Company Limited (“Feishang Enterprise”), entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, which state that Feishang Group and Feishang Enterprise would provide continuous financial support to the Group in relation to the going concern of its operations, and will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. Feishang Enterprise’s letter also states that it will pay debts on behalf of the Group when needed. Accordingly, in the opinion of the directors, it is appropriate for the consolidated financial statements to be prepared on a going concern basis.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year's financial statements.

Amendments to IFRS 9	Prepayment Features with Negative Compensation
IFRS 16	Leases
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures
IFRIC 23	Uncertainty over Income Tax Treatments
Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23	Annual Improvements to IFRSs 2015-2017 Cycle

Except for the amendments to IFRS 9, IAS 19 and IAS 28, and Annual Improvements to IFRSs 2015-2017 Cycle, which are not relevant to the preparation of the Group’s financial statements, the nature and the impact of the new and revised IFRSs are described below:

(a)

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model to recognize and measure right-of-use assets and lease liabilities, except for certain recognition exemptions. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any significant impact on leases where the Group is the lessor.

The Group has adopted IFRS 16 using the modified retrospective method with the date of initial application of January 1, 2019.  Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption recognized as an adjustment to the opening balance of retained profits at January 1, 2019, and the comparative information for 2018 was not restated and continued to be reported under IAS 17 and related interpretations.

New definition of a lease

Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application.  Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed.  Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

(a)

(Continued)

As a lessee – Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for items of office buildings. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognize and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low-value assets (elected on a lease-by-lease basis) and leases with a lease term of 12 months or less (“short-term leases”) (elected by class of underlying asset).  Instead of recognizing rental expenses under operating leases on a straight-line basis over the lease term commencing from January 1, 2019, the Group recognizes depreciation (and impairment, if any) of the right-of-use assets and interest accrued on the outstanding lease liabilities (as finance costs).

Impacts on transition

Lease liabilities at January 1, 2019 were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at January 1, 2019 and included in lease liabilities. The right-of-use assets for most leases were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the statement of financial position immediately before January 1, 2019.

All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of-use assets separately in the statement of financial position.

The Group has used the following elective practical expedients when applying IFRS 16 at January 1, 2019:

•

Applying the short-term lease exemptions to leases with a lease term that ends within 12 months at the date of initial application;

•

Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

•

Excluding the initial direct costs from the measurement of the right-of-use assets at the date of initial application.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

(a)

(Continued)

The impacts arising from the adoption of IFRS 16 as of January 1, 2019 are as follows:

Increase
CNY

Assets
Increase in right-of-use assets	1,803

Increase in total assets	1,803

Liabilities
Increase in the non-current portion of lease liabilities	593
Increase in the current portion of lease liabilities	1,210

Increase in total liabilities	1,803

The lease liabilities as of January 1, 2019 reconciled to the operating lease commitments as of December 31, 2018 are as follows:

CNY

Operating lease commitments as of December 31, 2018	1,891
Weighted average incremental borrowing rate as of January 1, 2019	4.75%

Discounted operating lease commitments as of January 1, 2019	1,803

Lease liabilities as of January 1, 2019	1,803

(b)

IFRIC 23 addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 (often referred to as “uncertain tax positions”).  The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.  The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. The interpretation has had no significant impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 3	Definition of a Business [1]
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform [1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture [4]
IFRS 17	Insurance Contracts [2]
Amendments to IAS 1 and IAS 8	Definition of Material [1]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current [3]
Amendment to IFRS 16	Covid-19-Related Rent Concessions [4]

———————

1

Effective for annual periods beginning on or after January 1, 2020

2

Effective for annual periods beginning on or after January 1, 2021

3

Effective for annual periods beginning on or after January 1, 2022

4

No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is described below.

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group expects to adopt the amendments prospectively from January 1, 2020. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020. Early application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed by the IASB in December 2015 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures.  However, the amendments are available for adoption now.

Amendments to IAS 1 and IAS 8 provide a new definition of material.  The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.  The amendments clarify that materiality will depend on the nature or magnitude of information.  A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group expects to adopt the amendments prospectively from January 1, 2020.  The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IAS 1 issued in January 2020 amend the criteria for determining whether to classify a liability as current or non-current. The entity’s right to defer settlement of a liability for at least twelve months after the reporting period and the definition of settlement are considered when making the classification of a liability. The amendments clarify that classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The Group expects to adopt the amendments retrospectively from January 1, 2022. The amendments are not expected to have any significant impact on the Group’s financial statements.

The amendment to IFRS 16 provides relief to lessees from applying the IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The Group expects to adopt the amendment from January 1, 2020. The amendment is not expected to have any significant impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owner of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as of December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)

Property, plant and equipment and depreciation

Property, plant and equipment are comprised of buildings, mining structures, mining rights, machinery and equipment, motor vehicles, exploration rights and construction in progress.

Exploration rights are capitalized and amortized over the term of the license granted to the Group by the authorities.

When proved and probable mineral reserves have been determined, costs incurred to develop mines are capitalized as part of the cost of the mining structures.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation for the following items is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset.

Estimated useful lives are as follows:

Buildings	8 - 35 years
Machinery and equipment	3 - 15 years
Motor vehicles	4 - 8 years

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

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(g)

Investments and other financial assets

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.  With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out in Note 2.4(o) “Revenue recognition” below.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.  Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Investments and other financial assets (continued)

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

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

(h)

Derecognition of financial assets

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

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as of the reporting date with the risk of a default occurring on the financial instrument as of the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

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

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Financial liabilities at amortized cost (loans and borrowings)

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

(k)

Offsetting of financial instruments

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

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)

Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the People’s Republic of China (“PRC”) government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in Note 12 to the consolidated financial statements.

Housing funds

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

(n)

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. The capitalization of such borrowing costs ceases when the asset is substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

(o)

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration to which the Group will be entitled in exchange for transferring the goods or services to the customer is estimated. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

When the contract contains a financing component which provides the customer with the significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

Trading of copper ore

The Group purchases copper ore from third-party suppliers and then resells to a third-party trading company. Revenue is recognized on a gross basis, and at a point in time when control of the asset is transferred to the customer, upon delivery of the copper ore to the customer.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)

Revenue recognition (continued)

Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

(p)

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period in which the costs, for which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the consolidated statement of profit or loss over the expected useful life of the relevant asset by equal annual installments or deducted from the carrying amount of the asset and released to the consolidated statement of profit or loss by way of a reduced depreciation charge.

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

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

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

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)

Income taxes (continued)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable or that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

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

(r)

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

(s)

Convenience translation

The consolidated financial statements are stated in CNY. The translation of amounts from CNY into US$ is supplementary information and is included solely for the convenience of the readers and has been made at the rate of exchange quoted by www.ofx.com on December 31, 2019 of US$1.00 = CNY6.9632. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2019 or at any other date.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

(u)

Leases

(i)

Applicable from January 1, 2019

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities for obligations to make lease payments and right-of-use assets representing the right to use the underlying assets.

At inception or on reassessment of a contract that contains a lease component and a non-lease component, the Group adopts the practical expedient not to separate the non-lease component and to account for the lease component and the associated non-lease component (e.g., property management services for leases of properties) as a single lease component.

(1)

Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is, the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Buildings	1 - 5 years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(2)

Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)

Leases (continued)

(i)

Applicable from January 1, 2019 (continued)

(2)

Lease liabilities (continued)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.  In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(3)

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option).

Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

(ii)

Applicable before January 1, 2019

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

(v)

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

2.5

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

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

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements.

Principal versus agent consideration

The Group purchases copper ore from third-party suppliers which it then resells to a third-party trading company. The Group determined that it has control of the goods before the goods are transferred to the customer, and it has the ability to direct the use of the copper ore or obtain benefits from the copper ore. The Group determined that it is a principal in the transactions since it has exposure to the significant risks and rewards associated with the sale of the goods. Thus, the revenue arrangements should be recognized at the gross amount.

In addition, the Group concluded that it transfers inventory, at a point in time, upon the collection by the customer of the copper ore.

3.

DISCONTINUED OPERATIONS

On February 24, 2017, Feishang Mining Holdings Limited (“Feishang Mining”), a wholly-owned subsidiary of CHNR, and Wuhu City Feishang Industrial Development Co., Ltd. (“Wuhu Industrial”), as nominee for Feishang Mining (collectively referred to as the “Sellers”), entered into an agreement with Shen Yandi, an unrelated individual (the “Purchaser”), pursuant to which the Sellers sold and the Purchaser purchased, all of the Sellers’ rights, title and interests in and to the outstanding capital stock of Wuhu Feishang Mining Development Co., Limited (“Wuhu Feishang”), which had been previously included in the Group’s non-ferrous metals segment, for cash consideration of CNY1.00 million (US$0.15 million). The disposal was completed on March 3, 2017.

On December 29, 2017, CHNR sold all of CHNR’s rights, title and interests in and to the outstanding capital stock (the “Equity Interests”) of Double Grow International Limited (“Double Grow”) and its subsidiaries (including Planta Metalurgica Antay Pacha S.A., “Antay Pacha”) to Shanghai Kangzheng Investment Management Co., Ltd., an unrelated third party. The purchase price for the Equity Interests was CNY17.19 million (US$2.50 million), including the payment of CNY9.38 million (US$1.36 million) in indebtedness of Double Grow to CHNR, which was recognized in other receivables and received on January 26, 2018, and a cash consideration of CNY7.81 million (US$1.14 million). The disposal was completed on December 29, 2017.

Wuhu Feishang and Double Grow were the primary contributors to the Group’s exploration and mining-non-ferrous metals segment and copper smelting segment, respectively, which represented separate major lines of business with separately identifiable operations and cash flows. Accordingly, the results of Wuhu Feishang and Double Grow are classified and separately reported as "discontinued operations" in the consolidated statement of profit or loss for the year ended December 31, 2017. In addition, the gains or losses recognized on the disposal of Wuhu Feishang and Double Grow were included in the results of the discontinued operations. With Wuhu Feishang and Double Grow being classified as discontinued operations, the exploration and mining-non-ferrous metals segment and copper smelting segment businesses are no longer included in the note for operating segment information.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(a)

Discontinued operation of Wuhu Feishang

The results of Wuhu Feishang are presented below:

For the period from January 1, 2017 to March 3, 2017
CNY

Administrative expenses	(991)
Losses arising from temporary suspension of production	(641)
Other operating income	61

OPERATING LOSS	(1,571)

Finance costs	(30)
Interest income	9
Non-operating income, net	230
LOSS BEFORE INCOME TAX	(1,362)
LOSS FOR THE PERIOD FROM WUHU FEISHANG	(1,362)

Gain on disposal of Wuhu Feishang	12,340
PROFIT FOR THE PERIOD FROM WUHU FEISHANG	10,978

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(a)

Discontinued operation of Wuhu Feishang (continued)

The details of the net assets of Wuhu Feishang as of March 3, 2017 are as follows:

March 3, 2017
CNY
Net assets disposed of:

Property, plant and equipment	7,613
Rehabilitation fund	3,983
Inventories	5,644
Prepayments	73
Other receivables	47
Cash and cash equivalents	18
Trade payables	(30)
Other payables and accrued liabilities	(13,303)
Taxes payable	(5,316)
Due to related companies	(5,117)
Asset retirement obligations	(4,952)
Net assets disposed of	(11,340)

Gain on disposal of Wuhu Feishang	12,340
Consideration	1,000

Satisfied by:
Cash received	1,000

The net cash flows incurred by Wuhu Feishang, excluding the cash consideration received from the disposal of Wuhu Feishang, are as follows:

For the period from January 1, 2017 to March 3, 2017
CNY

Operating activities	(2,727)
Investing activities	60
Financing activities	1,793
Net cash outflows	(874)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(a)

Discontinued operation of Wuhu Feishang (continued)

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of Wuhu Feishang is as follows:

March 3, 2017
CNY

Cash consideration received	1,000
Less: Cash and cash equivalents disposed of	(18)
Net cash inflows from the disposal of Double Grow	982

(b)

Discontinued operation of Double Grow

The results of Double Grow are presented below:

For the period from January 1, 2017 to December 29, 2017
CNY

Administrative expenses	(5,966)

OPERATING LOSS	(5,966)

Finance costs	(78)
Non-operating expenses, net	(840)
LOSS BEFORE INCOME TAX	(6,884)
LOSS FOR THE PERIOD FROM DOUBLE GROW	(6,884)

Loss on disposal of Double Grow	(27,911)
LOSS FOR THE PERIOD FROM DOUBLE GROW	(34,795)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

3.

DISCONTINUED OPERATIONS (CONTINUED)

(b)

Discontinued operation of Double Grow (continued)

The details of the net assets of Double Grow as of December 29, 2017 are as follows:

December 29, 2017
CNY
Net assets disposed of:

Property, plant and equipment	45,442
Intangible assets	5
Inventories	5,659
Trade receivables	340
Prepayments	572
Other receivables	5,962
Cash and cash equivalents	807
Trade payables	(786)
Other payables and accrued liabilities	(2,561)
Taxes payable	(621)
Due to related companies	(21,994)
Asset retirement obligations	(386)
Net assets disposed of	32,439
Exchange fluctuation reserve	3,280
35,719

Loss on disposal of Double Grow	(27,911)
Consideration	7,808

Satisfied by:
Cash received	7,808

The net cash flows incurred by Double Grow, excluding the cash consideration received from the disposal of Double Grow, are as follows:

For the period from January 1, 2017 to December 29, 2017
CNY

Operating activities	(5,796)
Investing activities	(5,823)
Financing activities	10,173
Net foreign exchange difference	(100)
Net cash outflows	(1,546)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The results of the above discontinued operations are presented below:

For the period from January 1, 2017 to December 29, 2017
CNY

Loss per share from the discontinued operations (Presented in CNY per share)
Basic	(0.95)
Diluted	(0.95)

The calculations of basic and diluted loss per share from the discontinued operations are based on:

For the period from January 1, 2017 to December 29, 2017
CNY

Loss attributable to owners of the Company from the discontinued operations	(23,817)

Weighted average number of common shares in issue during the period used in the loss per share calculations:
Basic (Note 14)	24,910,916
Diluted (Note 14)	24,910,916

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

4.

PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery and equipment	Motor vehicles	Total
	CNY	CNY	CNY	CNY
Cost
At January 1, 2018	43	839	279	1,161
Additions	—	5	—	5
Exchange adjustment	—	45	—	45
At December 31, 2018	43	889	279	1,211
Additions	3	2	—	5
Exchange adjustment	—	14	—	14
At December 31, 2019	46	905	279	1,230
At December 31, 2019 (US$)	7	130	40	177

Accumulated depreciation and amortization and impairment losses

At January 1, 2018	—	(820)	(4)	(824)
Depreciation charge	(3)	(5)	(59)	(67)
Exchange adjustment	—	(45)	—	(45)
At December 31, 2018	(3)	(870)	(63)	(936)
Depreciation charge	(3)	(5)	(58)	(66)
Exchange adjustment	—	(14)	—	(14)
At December 31, 2019	(6)	(889)	(121)	(1,016)
At December 31, 2019 (US$)	(1)	(128)	(17)	(146)

Net carrying amount
At December 31, 2018	40	19	216	275
At December 31, 2019	40	16	158	214
At December 31, 2019 (US$)	6	2	23	31

There was no impairment loss on property, plant and equipment for the years ended December 31, 2018 and 2019.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

5.

LEASES

(a)

Right-of-use assets

The carrying amounts of the Group’s right-of-use assets with lease periods of two to three years and the movements during the year are as follows:

	Buildings	Total	Total
	CNY	CNY	US$

As of January 1, 2019	1,803	1,803	259
Depreciation charge	(1,187)	(1,187)	(171)

As of December 31, 2019	616	616	88

(b)

Lease liabilities

	2019	2019
	Lease liabilities	Lease liabilities
	CNY	US$

Carrying amount at January 1, 2019	1,803	259
Accretion of interest recognized during the year	60	9
Payments	(1,060)	(153)

Carrying amount at December 31, 2019	803	115
Analyzed into:
Current portion	803	115
Non-current portion	—	—

(c)

The amounts recognized in profit or loss in relation to leases are as follows:

	2019	2019
	CNY	US$
Interest on lease liabilities	60	9
Depreciation charge of right-of-use assets (Note 11)	1,187	171
Expense relating to short-term leases (included in selling and distribution expenses and administrative expenses) (Note 11)	46	7
Total amount recognized in profit or loss	1,293	187

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

6.

TRADE RECEIVABLES

	December 31,
	2018	2019	2019
	CNY	CNY	US$

Trade receivables	—	3,956	568
Less: Provision for impairment	—	—	—
	—	3,956	568

A credit period of up to three months is granted to the customer. Trade receivables are non-interest-bearing.

An aging analysis of the trade receivables as of the end of the year, based on the invoice date and net of loss allowance, is as follows:

	December 31,
	2018	2019	2019
	CNY	CNY	US$

Within 3 months	—	3,956	568
	—	3,956	568

An impairment analysis is performed on trade receivables at each reporting date and expected credit losses are estimated by applying a loss rate approach with reference to the historical credit records of the Group’s customers. The loss rate is adjusted to reflect the current conditions and forecasts of future economic conditions, as appropriate. According to historical experience, all of the proceeds have been received within their due date, and therefore, management considers the probability of default is minimal as of December 31, 2019.

7.

OTHER RECEIVABLES

	December 31,
	2018	2019	2019
	CNY	CNY	US$

Withholding social insurance	6	6	1
Input value-added tax	597	—	—
Staff advances	13	13	2
Deposit	20	20	3
	636	39	6

For the financial assets included above, an impairment analysis is performed at each reporting date by considering the probability of default by applying a loss rate with reference to the historical loss record of the Group. The loss rate is adjusted to reflect the current conditions and forecasts of future economic conditions, as appropriate. For staff advances and deposits, management considers the probability of default to be minimal. The financial assets included in the above balances relate to receivables for which there was no recent history of default or expectation of future losses and no impairment was provided for the years ended December 31, 2018 and 2019.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

8.

TRADE PAYABLES

The aging analysis of trade payables as of December 31, 2018 and 2019 is as follows:

	December 31,
	2018	2019	2019
	CNY	CNY	US$

Within 1 year	—	3,796	546
1 to 2 years	—	—	—
Over 2 years	100	100	14
	100	3,896	560

The trade payables are non-interest-bearing and are normally settled within six months.

9.

OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31,
	2018	2019	2019
	CNY	CNY	US$

Contract deposit	102	102	15
Social security payable (a)	102	104	15
Payroll payable	442	433	62
Welfare payable	14	24	3
Accrued expenses	964	1,484	214
Others	15	14	2
	1,639	2,161	311

———————

(a)

The social security payable represents amounts payable to the PRC government-managed retirement insurance, medical insurance, etc.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

10.

REVENUE FROM CONTINUING OPERATIONS

Revenue from continuing operations represents the following:

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

Revenue from contracts with a customer	—	—	12,969	1,863

(a)

Disaggregated revenue information

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

Type of goods
Sale of copper ore	—	—	12,969	1,863

Geographic market
Mainland China	—	—	12,969	1,863

Timing of revenue recognition
Goods transferred at a point in time	—	—	12,969	1,863

All revenue was generated from the exploration and mining segment (Note 20).

No revenue was recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods.

(b)

Performance obligations

Information about the Group’s performance obligations is summarized below:

Trading of copper ore

The performance obligation is satisfied upon delivery of the copper ore and payment is generally due within 3 months from delivery.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

11.

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS

The Group's loss before tax from continuing operations is arrived at after charging/(crediting):

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$
Crediting:
Interest income on bank deposits	39	26	16	2

Charging:
Cost of sales	—	—	12,752	1,831
Finance costs*	14	(5)	62	9
Auditors' remuneration:
- Audit fee	2,000	1,000	1,000	144
- Audit related fee	—	—	48	7
Sub-total	2,000	1,000	1,048	151

Employee benefit expenses (Note 12)	697	1,878	1,733	250

Depreciation and amortization:
- Property, plant and equipment (Note 4)	8	67	66	9
- Right-of-use assets (Note 5(c))	—	—	1,187	171
Lease payments not included in the measurement of lease liabilities (Note 5(c))	—	—	46	7
Operating lease rental:
- Office properties	747	1,189	—	—

———————

*

Finance costs from continuing operations mainly represented bank charges, foreign currency exchange differences and interest on lease liabilities. The amounts of bank charges were CNY1.00, CNY6.00 and CNY2.00 (US$0.29), the foreign currency exchange differences amounted to CNY13.00, negative CNY11.00 and nil, and interest on lease liabilities amounted to nil, nil and CNY60.00 (US$8.62) for the years ended December 31, 2017, 2018 and 2019, respectively.

12.

EMPLOYEE BENEFITS

The Group’s employee benefits from continuing operations comprise the following:

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

Wages, salaries and allowances	566	1,513	1,460	210
Housing funds (a)	33	67	38	6
Contribution to pension plans (a)	79	76	166	24
Welfare and other expenses	19	222	69	10
	697	1,878	1,733	250

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

13.

INCOME TAX EXPENSE

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company's Hong Kong subsidiaries have both Hong Kong-sourced and non-Hong Kong-sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2017, 2018 and 2019. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the Law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”) collectively, the tax rate applicable for PRC group entities is 25%.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

Bolivia

The Company’s subsidiary in Bolivia before December 29, 2017 was subject to Bolivian enterprise income tax at a rate of 25% applicable to both foreign investment enterprises and domestic companies.

Loss before income tax consists of:

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

PRC	(1,071)	(2,321)	(1,775)	(254)
BVI	(5,064)	(3,805)	(3,824)	(549)
Hong Kong	(44)	(50)	(46)	(7)

Total loss before income tax for the year from continuing operations	(6,179)	(6,176)	(5,645)	(810)
Total loss before income tax for the year from discontinued operations	(23,817)	—	—	—
	(29,996)	(6,176)	(5,645)	(810)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

13.

INCOME TAX EXPENSE (CONTINUED)

A reconciliation of the income taxes computed at the PRC and Bolivian statutory tax rate of 25% to the actual income tax expense/(benefit) is as follows:

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

Loss before income tax for the year from continuing operations	(6,179)	(6,176)	(5,645)	(810)
Loss before income tax for the year from discontinued operations	(23,817)	—	—	—
	(29,996)	(6,176)	(5,645)	(810)

Tax at the statutory tax rate	25%	25%	25%	25%

Computed income tax benefit	(7,499)	(1,544)	(1,411)	(203)
Effect of different tax rates for the Company and overseas subsidiaries	1,269	955	965	139
Tax losses not recognized	6,230	588	444	64
Non-deductible expenses	—	1	2	—

Income tax expense	—	—	—	—
Income tax expense from continuing operations at the effective rate	—	—	—	—
Income tax expense from discontinued operations at the effective rate	—	—	—	—

As of December 31, 2018 and 2019, the Group did not recognize deferred tax assets.

The total amounts of unused tax losses for which no deferred tax assets were recognized amounted to CNY6.74 million and CNY7.41 million (US$1.06 million) as of December 31, 2018 and 2019, respectively. As of December 31, 2019, unused tax losses of CNY1.10 million (US$0.16 million), CNY1.17 million (US$0.17 million), CNY1.07 million (US$0.15 million), CNY2.32 million (US$0.33 million) and CNY1.75 million (US$0.25 million), if unused, will expire by the end of 2020, 2021, 2022, 2023 and 2024, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

14.

LOSS PER SHARE

Basic and diluted loss per share for the years ended December 31, 2017, 2018 and 2019 are calculated as follows:

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

Loss for the year:
From continuing operations	(6,179)	(6,176)	(5,645)	(810)
From discontinued operations	(23,817)	—	—	—

Weighted average number of common shares:
Basic and diluted	24,910,916	24,910,916	24,910,916	24,910,916

Loss per share:
Basic and diluted:
From continuing operations	(0.25)	(0.25)	(0.23)	(0.03)
From discontinued operations	(0.95)	—	—	—
Net loss per share	(1.20)	(0.25)	(0.23)	(0.03)

The Company did not have any potential diluted shares throughout the years presented above. Accordingly, the diluted loss per share amounts are the same as the basic loss per share amounts.

15.

DIVIDEND

No dividend was paid or declared by the Company for the years ended December 31, 2017, 2018 and 2019.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

16.

RELATED PARTY BALANCES AND TRANSACTIONS

The consolidated financial statements include the financial statements of the Company and the subsidiaries listed in the following table:

	Place of incorporation / registration and operations	Nominal value of issued common / registered share capital (CNY)	Percentage of equity attributable to the Company		Principal activities
Name			Direct	Indirect
China Coal Mining Investment Limited	Hong Kong	—	100	—	Investment holding
FMH Corporate Services Inc.	United States	—	100	—	Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	—	—	100	Investment holding
Feishang Mining Holdings Limited	BVI	—	100	—	Investment holding
Feishang Yongfu Mining Limited	Hong Kong	—	—	100	Investment holding
Newhold Investments Limited	BVI	—	100	—	Investment holding
Pineboom Investments Limited	BVI	—	100	—	Investment holding
Shenzhen Feishang Management and Consulting Co., Limited (“Feishang Management”)	PRC/Mainland China	10,000	—	100	Provision of management and consulting services to other companies in the Group
Silver Moon Technologies Limited	BVI	1	80	—	Dormant
Sunwide Capital Limited	BVI	—	100	—	Dormant
Yangpu Lianzhong Mining Co., Limited	PRC/Mainland China	115,008	—	100	Investment holding
Yangpu Shuanghu Industrial Development Co., Limited	PRC/Mainland China	1,000	—	100	Investment holding
Yunnan Feishang Mining Co., Limited	PRC/Mainland China	50,000	—	100	Investment holding
Bayannaoer City Feishang Mining Company Limited	PRC/Mainland China	59,480	—	100	Exploration and development of lead mine

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions and balances with related parties:

(a)

Commercial transactions with related parties

		Year Ended December 31,
		2017	2018	2019	2019
		CNY	CNY	CNY	US$
	Notes
CHNR's share of office rental, rates and others to Anka Consultants Limited (“Anka”)	i	1,316	1,442	1,506	216
Sales of equipment to Wuhu Industrial	ii	1,056	—	—	—
Purchase of raw ore from Empressa Minera Jacha Uru S.A. (“Jacha Uru”)	iii	240	—	—	—
Feishang Management’s share of office rental to Feishang Enterprise	iv	—	166	166	24

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

16.

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

(ii)

On February 22, 2017, Wuhu Feishang signed an agreement with Wuhu Industrial, controlled by Mr. Li Feilie, to dispose of certain equipment with the carrying amount of CNY1.06 million (US$0.15 million). The disposal gain was CNY0.05 million (US$0.01 million).

(iii)

In 2017, Antay Pacha purchased copper ore from Jacha Uru, a copper mine located in Bolivia and controlled by Feishang Hesheng.

(iv)

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shared 40 square meters of the office premises.

(b)

Balances with related parties

The Company’s balances with related companies are unsecured and non-interest-bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

		December 31,
		2018	2019	2019
		CNY	CNY	US$
	Notes
Current:
Payable to a related company:
Feishang Enterprise	i	4,041	5,077	729

Payable to the Shareholder:
Feishang Group	ii	6,973	7,097	1,019

Lease liabilities to related companies:
Feishang Enterprise		—	287	41
Anka		—	516	74
		—	803	115

Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the beneficial shareholder of the Company.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

16.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)

Balances with related parties (continued)

(i)

Payable to Feishang Enterprise by Feishang Management represented the net amount of loans from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)

Payable to Feishang Group represented the acquisition of Feishang Anthracite Resources Limited. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(c)

Compensation of key management personnel of the Group

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

Wages, salaries and allowances	264	580	629	90
Housing subsidies	2	16	16	2
Contribution to pension plans	29	75	75	11
	295	671	720	103

The amounts disclosed in the table are the amounts recognized as expenses during the years related to key management personnel.

17.

EQUITY

(a)

Issued capital

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

Authorized:
10,000,000 preferred shares, no par	—	—	—	—
200,000,000 common shares, no par	—	—	—	—

Issued and fully paid:
24,910,916 (2017 and 2018: 24,910,916) common shares, no par	312,081	312,081	312,081	44,819

(b)

Other capital reserves

Other capital reserves of the Group are mainly for equity-settled share-based compensation, the exercise of stock options, the exercise of warrants, and deemed contribution from the Shareholder of the Company and a related party.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

17.

EQUITY (CONTINUED)

(c)

Dividend restrictions and reserves

Due to the Group's structure, the payment of dividends is subject to numerous controls imposed under PRC law, including foreign exchange control on the conversion of the local currency into United States dollars and other currencies.

In accordance with the relevant PRC regulations, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually. No amounts were appropriated to the general reserve and enterprise expansion reserve for the years ended December 31, 2017, 2018 and 2019.

18.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The financial instruments of the Group primarily include cash, trade receivables, certain other current assets, trade payables, other payables and certain accrued liabilities, lease liabilities, amounts due from and due to related parties, and an amount due to the Shareholder.

The Group is exposed to credit risk, foreign currency risk, business and economic risk and liquidity risk. The Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarized below.

(a)

Credit risk

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as of December 31, 2018 and 2019. The amounts presented are gross carrying amounts for financial assets.

December 31, 2018	12-month ECLs	Lifetime ECLs		Simplified
	Stage 1	Stage 2	Stage 3	approach	Total
	CNY	CNY	CNY	CNY	CNY
Financial assets included in other receivables
- Normal*	33	—	—	—	33
- Doubtful*	—	—	—	—	—
Cash and cash equivalents
- Not yet past due	6,793	—	—	—	6,793
Total	6,826	—	—	—	6,826

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

18.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)

Credit risk (continued)

December 31, 2019	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Total
	CNY	CNY	CNY	CNY

Trade receivables	3,956	—	—	3,956
Financial assets included in other receivables
- Normal*	33	—	—	33
- Doubtful*	—	—	—	—
Cash and cash equivalents
- Not yet past due	3,444	—	—	3,444
Total	7,433	—	—	7,433

December 31, 2019	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Total
	US$	US$	US$	US$

Trade receivables	568	—	—	568
Financial assets included in other receivables
- Normal*	5	—	—	5
- Doubtful*	—	—	—	—
Cash and cash equivalents
- Not yet past due	495	—	—	495
Total	1,068	—	—	1,068

———————

*

The credit quality of the financial assets included in other receivables is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful.”

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC state-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

Trade receivables

The Group trades only with recognized and creditworthy third parties.

The Group sells copper ore to one customer in Mainland China. Trade receivables are typically unsecured and are mainly derived from revenue earned from the customer in Mainland China. The risk with respect to trade receivables is mitigated by credit evaluations that the Group performs on its customer and its ongoing monitoring of outstanding balances. The Group provides impairment for trade receivables primarily based on the age of the balances and factors surrounding the customer’s creditworthiness. No provision for impairment of trade receivables was made during the year ended December 31, 2019, since all the trade receivables were within the credit period.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

18.

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

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

December 31, 2018	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	100	—	—	100
Other payables and accrued liabilities	—	1,081	—	—	1,081
Due to a related company	—	4,041	—	—	4,041
Due to the Shareholder	—	6,973	—	—	6,973
	—	12,195	—	—	12,195

December 31, 2019	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	3,896	—	—	3,896
Other payables and accrued liabilities	—	1,600	—	—	1,600
Due to a related company	—	5,077	—	—	5,077
Due to the Shareholder	—	7,097	—	—	7,097
Lease liabilities	—	812	—	—	812
	—	18,482	—	—	18,482

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

18.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(d)

Liquidity risk (continued)

December 31, 2019	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade payables	—	560	—	—	560
Other payables and accrued liabilities	—	231	—	—	231
Due to a related company	—	729	—	—	729
Due to the Shareholder	—	1,019	—	—	1,019
Lease liabilities	—	117	—	—	117
	—	2,656	—	—	2,656

(e)

Capital management

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debt divided by total capital. Interest-bearing debt mainly includes lease liabilities. Capital includes total equity and interest-bearing debt. The gearing ratio was minus 3.0% as of December 31, 2019 (2018: Nil).

19.

COMMITMENTS

(a)

Operating lease commitments as of December 31, 2018

The Group had commitments for future minimum lease payments under a non-cancellable operating lease in respect of the rented premises which fall due as follows:

December 31, 2018
CNY

Within the first year	1,245
After one year but not more than five years	646
1,891

(b)

Capital commitments

There was no capital commitment as of December 31, 2018 and 2019.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

20.

SEGMENT INFORMATION

Prior to the disposal of Wuhu Feishang and Double Grow (Note 3) and the acquisition of Bayannaoer Mining, the Group operated in operating segments: exploration and mining-non-ferrous metals and copper smelting. As of December 31, 2019, the Company had one operating segment: exploration and mining. The accounting policies for the segment are as described in the summary of significant accounting policies. The Group evaluates performance based on operating earnings of the respective business units. The segment analysis below is provided for the Group's continuing operations, and does not include any amount for discontinued operations, namely the exploration and mining-non-ferrous metals and copper smelting.

Management monitors the results of the Group's operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit/loss, which is a measure of adjusted profit/loss before tax from continuing operations. The adjusted profit/loss before tax from continuing operations is measured consistently with the Group's profit/loss before tax from continuing operations except head office and corporate expenses are excluded from such measurement.

As disclosed in Note 3 to the consolidated financial statements, the Group disposed its equity interests in Wuhu Feishang and Double Grow in the exploration and mining-non-ferrous metals segment and the copper smelting segment on March 3, 2017 and December 29, 2017, respectively. Accordingly, the exploration and mining-non-ferrous metals segment and the copper smelting segment have been classified as discontinued operations and were excluded from the segment information for the year ended December 31, 2017.

For the year ended December 31, 2017, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
From continuing operations:
Depreciation and amortization	(5)	(3)	(8)
Operating loss	(258)	(5,946)	(6,204)
Interest income	1	38	39
Finance costs	—	(14)	(14)
Loss for the year from continuing operations	(257)	(5,922)	(6,179)

Total assets	705	29,043	29,748
Total liabilities	509	44,744	45,253

For the year ended December 31, 2018, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
From continuing operations:
Depreciation of property, plant and equipment	(63)	(4)	(67)
Operating loss	(1,523)	(4,684)	(6,207)
Interest income	1	25	26
Finance costs	(1)	6	5
Loss for the year from continuing operations	(1,523)	(4,653)	(6,176)
Capital expenditure	—	(5)	(5)

Total assets	527	7,216	7,743
Total liabilities	1,854	27,687	29,541

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

20.

SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2019, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
From continuing operations:
Revenues from external customers	12,969	—	12,969
Depreciation of property, plant and equipment	(62)	(4)	(66)
Depreciation of right-of-use assets	(34)	(1,153)	(1,187)
Operating loss	(963)	(4,636)	(5,599)
Interest income	1	15	16
Finance costs	(2)	(60)	(62)
Loss for the year from continuing operations	(964)	(4,681)	(5,645)
Capital expenditure	—	(5)	(5)

Total assets	4,268	4,030	8,298
Total liabilities	6,560	29,292	35,852

	US$
	Exploration and mining	Corporate activities	Total
From continuing operations:
Revenues from external customers	1,863	—	1,863
Depreciation of property, plant and equipment	(8)	(1)	(9)
Depreciation of right-of-use assets	(5)	(166)	(171)
Operating loss	(138)	(665)	(803)
Interest income	—	2	2
Finance costs	—	(9)	(9)
Loss for the year from continuing operations	(138)	(672)	(810)
Capital expenditure	—	(1)	(1)

Total assets	613	579	1,192
Total liabilities	942	4,207	5,149

The reconciliation of loss for the year from continuing operations to net loss is as follows:

	2017	2018	2019	2019
	CNY	CNY	CNY	US$

Loss for the year from continuing operations	(6,179)	(6,176)	(5,645)	(810)
Loss for the year from discontinued operations	(23,817)	—	—	—
Net loss	(29,996)	(6,176)	(5,645)	(810)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

21.

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)

Changes in liabilities arising from financing activities

Year ended December 31, 2018	Due to related companies	Due to the Shareholder	Lease liabilities	Total
	CNY	CNY	CNY	CNY

At January 1, 2018	13,747	11,573	—	25,320
Changes from financing cash flows	(9,213)	(4,600)	—	(13,813)
Changes from operating activities	(493)	—	—	(493)

At December 31, 2018	4,041	6,973	—	11,014

Year ended December 31, 2019	Due to a related company	Due to the Shareholder	Lease liabilities	Total
	CNY	CNY	CNY	CNY

At January 1, 2019	4,041	6,973	1,803	12,817
Changes from financing cash flows	1,036	—	(1,060)	(24)
Foreign exchange movement	—	124	—	124
Interest expense	—	—	60	60

At December 31, 2019	5,077	7,097	803	12,977

Year ended December 31, 2019	Due to a related company	Due to the Shareholder	Lease liabilities	Total
	US$	US$	US$	US$

At January 1, 2019	580	1,001	259	1,840
Changes from financing cash flows	149	—	(153)	(4)
Foreign exchange movement	—	18	—	18
Interest expense	—	—	9	9

At December 31, 2019	729	1,019	115	1,863

(b)

Total cash outflow for leases

	2019	2019
	CNY	US$
Within operating activities	(46)	(7)
Within financing activities	(1,060)	(153)
	(1,106)	(160)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

22.

SUBSEQUENT EVENTS

Since January 2020, the novel coronavirus (COVID-19) has continued to spread throughout China and to countries across the world, resulting in increased travel restrictions, border controls and the shutdown of businesses, which may cause a slower recovery of the Chinese economy. In accordance with the epidemic control measures imposed by the local government, the Company remained closed until it partially re-opened in mid-March. The market demand for the copper ore that we trade and the metals that we may mine have similarly been negatively impacted by COVID-19 due to the sharp decrease in manufacturing and other activities due to the widespread closure of businesses in China and worldwide, with a commensurate impact on commodity prices. It is presently unknown to what extent the Company’s operations will be affected, and for what period of time. The Group will continue to closely monitor the development of the COVID-19 situation, and assess and react proactively to address any impact on the financial position and operating results of the Group.

23.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2018	2019	2019
	CNY	CNY	US$

ASSETS
NON-CURRENT ASSETS
Investments in subsidiaries	—	—	—

CURRENT ASSETS
Amounts due from subsidiaries	13,925	15,816	2,272
Cash and cash equivalents	4,122	811	116

TOTAL CURRENT ASSETS	18,047	16,627	2,388

TOTAL ASSETS	18,047	16,627	2,388

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	943	1,462	210
Due to the Shareholder	6,973	7,097	1,019

TOTAL CURRENT LIABILITIES	7,916	8,559	1,229

TOTAL LIABILITIES	7,916	8,559	1,229

EQUITY
Issued capital	290,179	290,179	41,673
Other capital reserves	823,581	823,581	118,276
Accumulated losses	(1,091,633)	(1,095,446)	(157,319)
Other comprehensive loss	(11,996)	(10,246)	(1,471)

TOTAL EQUITY	10,131	8,068	1,159

TOTAL LIABILITIES AND EQUITY	18,047	16,627	2,388

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except share and per share data)

23.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED STATEMENTS OF PROFIT OR LOSS

	December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

Administrative expenses	(5,055)	(3,794)	(3,814)	(548)
Gain on disposal of a subsidiary	7,114	—	—	—
Interest income	—	—	1	—
Profit/(loss) before income tax	2,059	(3,794)	(3,813)	(548)
Profit/(loss) for the year	2,059	(3,794)	(3,813)	(548)

CONDENSED STATEMENTS OF CASH FLOWS

	December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

Net cash flows used in operating activities	(3,647)	(5,200)	(3,294)	(473)
Net cash flows from/(used in) investing activities	7,808	10,243	(21)	(3)
Net cash flows used in financing activities	—	(15,811)	—	—
NET INCREASE IN CASH	4,161	(10,768)	(3,315)	(476)
CASH AT BEGINNING OF THE YEAR	10,678	13,912	4,122	591
Net foreign exchange differences	(927)	978	4	1
CASH AT END OF THE YEAR	13,912	4,122	811	116

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons, accounted for by the equity method, together exceed 25 percent of the consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2019, CNY13.70 million (US$1.97 million) of the restricted capital and reserves were not available for distribution, and therefore, the condensed financial information of the Company has been presented for the years ended December 31, 2017, 2018 and 2019.

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

During the years ended December 31, 2017, 2018 and 2019, no cash dividends were declared and paid by the Company.