Form 20-F/A
period 2019-12-31
CHINA NATURAL RESOURCES INC
filed 2020-06-15
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F/A

————————

(Amendment No. 1)

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

Commission file number: 000-26046

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) is being filed by China Natural Resources, Inc. (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 12, 2020 (the “Original Filing”). The Company is filing this Amendment solely to add the following disclosure regarding reliance by the Company on SEC’s Order under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder, in SEC Release No. 34-88318 dated March 4, 2020 (as extended and amended by the SEC’s Order in SEC Release No. 34-88465 dated March 25, 2020, the “Order”) amending and extending the filing deadlines by up to 45 days for certain reports made under the Exchange Act.

This Amendment is being filed to include the disclosure below in accordance with the Order, which was inadvertently omitted from the Original Filing.

RELIANCE ON SEC RELIEF FROM FILING REQUIREMENTS

As previously disclosed on a Form 6-K filed by the Company on April 29, 2020, the Company required additional time to finalize the Original Filing due to circumstances related to the outbreak of the novel coronavirus (“COVID-19”) pandemic. The Company conducts its business operations mainly in the Inner Mongolia Autonomous Region of the People’s Republic of China.  In accordance with the public health control measures imposed by local governments since the February 2020 after the outbreak of COVID-19, the Company remained closed until partially re-opened in mid-March. Moreover, some of the Company’s personnel responsible for assisting the Company in the preparation of the Original Filing were unable to return to work until the beginning of April, because they were quarantined in Hubei Province, the critical epicenter of the COVID-19 outbreak. Furthermore, before the affected employees could return to work at the Company’s office in Shenzhen, they were required to undergo an additional 14 days of quarantine according to local control measures.  These impacts of the COVID-19 pandemic adversely affected the efficiency and the overall timeline of the Company’s preparation of the Original Filing. This, in turn, hampered the ability of the Company to complete the Original Filing by the original due date of April 30, 2020. Accordingly, the Original Filing was filed on June 12, 2020 in reliance upon the Order.

As required by Rule 12b-15 under the Exchange Act, the certifications by the Company’s principal executive officer and principal financial officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (“SOX”) are filed as exhibits to this Amendment under Item 19 of Part III hereof. Paragraphs 3, 4 and 5 of these certifications have been omitted in accordance with the SEC’s rules and guidance, and this Amendment does not include the certifications required under Section 906 of SOX, as no financial statements are being filed with this Amendment.

Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on June 12, 2020. Accordingly, this Amendment should be read in conjunction with the Original Filing.

PART III

ITEM 19.

EXHIBITS

The following Exhibits are filed as part of this Amendment No. 1 to the Company’s Annual Report on Form 20-F.

Exhibit No.	Exhibit Description

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F its behalf.

CHINA NATURAL RESOURCES, INC.

Date: June 15, 2020	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

3