Form 20-F
period 2020-12-31
CHINA NATURAL RESOURCES INC
filed 2021-04-23
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2020
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

Zhu Youyi, Chief Financial Officer

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

zhuyouyi@chnr.net

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 33,988,082 common shares as of December 31, 2020.

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

CONVENTIONS

Unless otherwise specified, all references in this Annual Report to “U.S. Dollars,” “Dollars,” “US$,” or “$” are to United States dollars; all references to “HK$” are to Hong Kong dollars; and all references to “Renminbi,” “RMB” or “CNY” are to Chinese Yuan, which is the lawful currency of the People’s Republic of China. The accounts of the Company and its subsidiaries are maintained in Hong Kong dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars, and from Hong Kong dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “CNY Exchange Rate”) as quoted by www.ofx.com on December 31, 2020, which was US$1.00 = CNY6.5306. Translations from Hong Kong dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2020, and from Hong Kong dollars to Renminbi have been made at the single rate of exchange as quoted by www.ofx.com on December 31, 2020, which was HK$1.00 = CNY0.8895. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

References to “Bayannaoer Mining” are to Bayannaoer City Feishang Mining Company Limited, a company organized in the PRC and a wholly owned subsidiary of Yangpu Shuanghu.

References to the “BVI” are to the British Virgin Islands.

References to “China Coal” are to China Coal Mining Investment Limited, a company organized in Hong Kong and a wholly owned subsidiary of CHNR.

References to the “Company,” “CHNR,” “we,” “us,” and “our company” are to China Natural Resources, Inc., a BVI company. Unless the context otherwise requires, references to the Company and/or CHNR include the operations of its subsidiaries.

References to “common shares” are to the common shares, without par value, of CHNR.

References to “Double Grow” are to Double Grow International Limited, a company organized in the BVI and, until December 29, 2017, a wholly owned subsidiary of CHNR.

References to “Feishang Anthracite” and “FARL” are to Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited), a company organized in the BVI whose ordinary shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on January 22, 2014; and, until January 22, 2014, a wholly owned subsidiary of CHNR.

References to “Feishang Dayun” are to Feishang Dayun Coal Mining Limited, a company organized in Hong Kong and a wholly owned subsidiary of Pineboom.

References to “Feishang Enterprise” are to Feishang Enterprise Group Co., Ltd., a company organized in the PRC that is our affiliate and is controlled by Mr. Li Feilie, the principal beneficial owner of the Company and its former Chairman and CEO.

References to “Feishang Group” are to Feishang Group Limited, CHNR’s principal shareholder and a company organized in the BVI that is ultimately controlled by Mr. Li Feilie.

References to “Feishang Hesheng” are to Feishang Hesheng Investment Limited, a company organized in the BVI that is our affiliate and is ultimately controlled by Mr. Li Feilie.

References to “Feishang Management” are to Shenzhen Feishang Management and Consulting Co., Limited, a company organized in the PRC and a wholly owned subsidiary of Yunnan Mining.

References to “Feishang Mining” are to Feishang Mining Holdings Limited, a company organized in the BVI and, since February 3, 2006, a wholly owned subsidiary of CHNR.

References to “Feishang Yongfu” are to Feishang Yongfu Mining Limited, a company organized in Hong Kong and a wholly owned subsidiary of Newhold.

References to “FMH Services” are to FMH Corporate Services Inc., a company organized in Florida and a wholly owned subsidiary of CHNR. FMH Services is currently inactive.

i

References to “Full Profit” are to Full Profit Investments Limited, a company organized in the BVI and a wholly owned subsidiary of Double Grow.

References to the “Group” are to the Company and its direct and indirect subsidiaries.

References to “HK” or “Hong Kong” are to Hong Kong Special Administrative Region.

References to “IFRS” or “IFRSs” are to International Financial Reporting Standard/International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

References to “Newhold” are to Newhold Investments Limited, a company organized in the BVI and a wholly owned subsidiary of CHNR.

References to “Pineboom” are to Pineboom Investments Limited, a company organized in the BVI and a wholly owned subsidiary of CHNR.

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

References to “Sunwide” are to Sunwide Capital Limited, a company organized in the BVI and a wholly owned subsidiary of CHNR. Sunwide is currently inactive.

References to “Wuhu Feishang” are to Wuhu Feishang Mining Development Co., Limited, a company organized in the PRC and, until March 3, 2017, a wholly owned subsidiary of Feishang Mining.

References to “Yangpu Lianzhong” are to Yangpu Lianzhong Mining Co., Limited, a company organized in the PRC and a wholly owned subsidiary of China Coal.

References to “Yangpu Shuanghu” are to Yangpu Shuanghu Industrial Development Co., Limited, a company organized in the PRC and a wholly owned subsidiary of Feishang Yongfu.

References to “Yunnan Mining” are to Yunnan Feishang Mining Co., Limited, a company organized in the PRC and a wholly owned subsidiary of Yangpu Shuanghu.

ii

Forward-Looking Statements

This Annual Report contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “possible,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. These statements appear in a number of places in this Annual Report and include, without limitation, statements regarding the belief and current expectations of the Company, its directors or its officers with respect to the Company’s policies regarding its business development, investments, dispositions, financings, conflicts of interest and other matters, and trends affecting the Company’s financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are:

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

•

uncertainties regarding the impact of the novel coronavirus 2019 (“COVID-19”) pandemic on domestic PRC and global economic conditions, demand for the mineral reserves that we may locate or extract, our workforce, whether due to illness or restrictions on movement, and on the price of our common shares;

•

uncertainties related to possible future increases in operating expenses;

•

uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives, including in the healthcare sector;

•

the potential lack of appetite for the Company’s current holdings as consideration for a transaction;

•

possible downturns in the PRC healthcare sector or other sectors that the Company may invest in;

•

the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules;

•

uncertainties related to the political situation between the PRC and the United States, the implementation by the Securities and Exchange Commission (the “SEC”) of more stringent disclosure and/or other requirements for companies located in the PRC and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and

•

other risks detailed from time to time in the Company’s filings with the SEC, including without limitation the information set forth in Item 3.D. of this Annual Report under the heading “Risk Factors.”

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial information as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

The selected financial data is stated in CNY and is derived from the audited consolidated financial statements of the Company for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, prepared and presented in accordance with IFRS.

The selected consolidated statements of profit or loss data for each of the years ended December 31, 2018, 2019 and 2020 and the consolidated statements of financial position data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements included in Part III, “Item 18. Financial Statements” of this Annual Report. The selected consolidated statements of financial position data as of December 31, 2016, 2017 and 2018 and the selected consolidated statements of profit or loss data for the years ended December 31, 2016 and 2017 are derived from our audited consolidated financial statements that are not included in this Annual Report. Our historical results are not necessarily indicative of our results in any future period.

Consolidated statements of profit or loss have been restated retrospectively for the year ended December 31, 2016 due to the disposal of Wuhu Feishang and Double Grow on March 3, 2017 and December 29, 2017, respectively. Wuhu Feishang and Double Grow were the primary contributors to the Group’s exploration and mining of non-ferrous metals segment and copper smelting segments, respectively, which represent a separate major line of business with separately identifiable operations and cash flows. Accordingly, the results of Wuhu Feishang and Double Grow are classified and separately reported as “discontinued operations” in the consolidated statements of profit or loss for the years ended December 31, 2016 and 2017. The comparative amounts reported in the consolidated statements of profit or loss and related notes have been revised accordingly to reflect the reclassification between continuing operations and the discontinued operations. In addition, the gains recognized on the disposal of Wuhu Feishang and Double Grow are included in the results of the discontinued operations.

	Amounts in thousands, except share amounts and per share data
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2017	2018	2019	2020
	CNY	CNY	CNY	CNY	CNY

Consolidated Statements of Profit or Loss Data
Continuing operations
Revenue	—	—	—	12,969	6,867
Cost of sales	—	—	—	(12,752)	(6,854)
Gross profit	—	—	—	217	13
Selling and distribution expenses	—	—	—	(2)	(2)
Administrative expenses	(4,519)	(6,204)	(6,207)	(5,814)	(7,140)
Operating loss	(4,519)	(6,204)	(6,207)	(5,599)	(7,129)

Fair value gain on financial assets at fair value through profit or loss	-	-	-	-	31,334
Finance costs	(1)	(14)	5	(62)	(60)
Interest income	75	39	26	16	18
(Loss)/profit before income tax	(4,445)	(6,179)	(6,176)	(5,645)	24,163

Income tax benefit	—	—	—	—	1,416

Loss for the year from continuing operations attributable to:
Owners of the Company	(4,445)	(6,179)	(6,176)	(5,645)	25,579
Non-controlling interests	—	—	—	—	—
	(4,445)	(6,179)	(6,176)	(5,645)	25,579

Loss for the year from discontinued operations attributable to:
Owners of the Company	(18,591)	(23,817)	—	—	—
Non-controlling interests	—	—	—	—	—
	(18,591)	(23,817)	—	—	—

(Loss)/profit attributable to:
Owners of the Company	(23,036)	(29,996)	(6,176)	(5,645)	25,579
Non-controlling interests	—	—	—	—	—
	(23,036)	(29,996)	(6,176)	(5,645)	25,579

(Loss)/earnings per share attributable to owners of the Company: Basic and diluted
(Loss)/profit from continuing operations	(0.18)	(0.25)	(0.25)	(0.23)	0.90
Loss from discontinued operations	(0.74)	(0.95)	—	—	—
	(0.92)	(1.20)	(0.25)	(0.23)	0.90

Weighted average number of shares outstanding
Basic	24,910,916	24,910,916	24,910,916	24,910,916	28,308,653
Diluted	24,910,916	24,910,916	24,910,916	24,910,916	28,308,653

	Amounts in thousands
	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2017	2018	2019	2020
	CNY	CNY	CNY	CNY	CNY

Consolidated Statements of Financial Position Data
Financial assets at fair value through profit or loss	—	—	—	—	138,674
Total current assets	36,242	29,411	7,468	7,468	141,191
Total assets	94,793	29,748	7,743	8,298	142,428
Total current liabilities	76,296	45,253	29,541	35,852	30,915
Total liabilities	81,598	45,253	29,541	35,852	41,226
Total equity/(deficiency in assets)	13,195	(15,505)	(21,798)	(27,554)	101,202
Equity/(deficiency in assets) attributable to owners of the Company	13,195	(15,505)	(21,798)	(27,554)	101,202
Capital stock	312,081	312,081	312,081	312,081	390,297

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

Risks Relating to Our Planned Expansion into Other Sectors

We currently do not generate revenue from operations, and as a result, we face a high risk of business failure.

We have generated minimal revenues from our current operations to date and have ceased our trading of copper ore, which was our sole revenue generating activity. Our ability to generate revenues in the future largely depends on our ability to pivot to a new sector in order to operate our business. As such, in order to generate revenues, we may incur substantial expenses in identifying a new focus for our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our strategic plan, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We may acquire other businesses or form joint ventures that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

We are actively seeking opportunities to enter the healthcare industry in the PRC; however, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing infrastructure. In addition, in the event we acquire any existing businesses we could assume unknown or contingent liabilities.

Any future acquisitions could result in incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding the acquired business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize.

To finance any acquisitions or joint ventures, we may choose to issue shares of common shares, or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing shareholders or provide rights to such target shareholders in priority over our common shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using stock as consideration.

Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of management, and could disrupt our business, dilute stockholder value and adversely affect our business, results of operations, and financial condition.

As part of our growth strategy, we may acquire or invest in other businesses, assets or technologies that are outside of the sectors we have historically operated in but fit within our strategic goals. Any acquisition or investment may divert the attention of management and require us to use significant amounts of cash, issue dilutive equity securities or incur debt. We have limited experience in acquiring other businesses. In addition, we may be exposed to unknown risks, any of which could adversely affect our business, results of operations, and financial condition, including risks arising from:

•       difficulties in integrating the operations, technologies, product or service offerings, administrative systems, and personnel of acquired businesses, especially if those businesses operate outside of our core competency or geographies in which we currently operate;

•       potential loss of key employees of the acquired business;

•       inability to maintain key business relationships and reputation of the acquired business;

•       litigation arising from the acquisition or the activities of the acquired business, including claims from terminated employees, customers, former stockholders or other third parties;

•       assumption of contractual obligations that contain terms that are not beneficial to us, require us to license, or increase our risk of liability;

•       complications in the integration of acquired businesses or diminished prospects, including as a result of the COVID-19 pandemic and its global economic effects;

•       failure to generate the expected financial results related to an acquisition on a timely manner or at all;

•       failure to accurately forecast the impact of an acquisition transaction; and

•       implementation or remediation of effective controls, procedures, and policies for acquired businesses.

Because a majority of our management’s prior business experience has been limited to industries outside of the healthcare space, they may lack the necessary experience to consummate a business combination with a target business in an alternative industry.

A significant portion of our management’s prior business experience has been limited to industries outside the healthcare space. As we explore opportunities in new industries, we have been considering opportunities in the healthcare sector. Messrs. Zou Yu and Peng Wenlie are the only members of our management that have experience in the healthcare sector, and we are reliant on their expertise for finding an attractive business combination or joint venture. If we locate an attractive business combination that is unrelated to the industries our management has worked with, our management may not have the necessary experience to adequately assess the merits or risks of the industries or segments in which the business operates. In addition, our management may not have the necessary experience to operate such acquired business successfully.

Our primary asset available as consideration for a business combination is the FARL shares. A target may not view that asset as attractive for merger purposes.

We do not have a current operating business and our primary asset is 120,000,000 shares of FARL. Our purchase price when acquiring the FARL shares was adjusted for a 27.5% liquidity discount, based on an independent valuation report. Potential targets may not be interested in the assets we have available as consideration, due to liquidity concerns regarding the FARL shares. As a result, we may have more difficulty completing a business combination or engaging in a joint venture, even if we locate suitable opportunities.

Risks Relating to Our Mine Exploration Activities in Inner Mongolia

Our current operations are highly speculative due to the high-risk nature of our current business, which includes the acquisition, financing, exploration, and development of mineral properties and operation of mines. The risks and uncertainties set out below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial, may also impair our operations. If any of the risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline, and investors could lose part or all of their investment.

The Wulatehouqi Moruogu Tong Mine (the “Moruogu Tong Mine”) is in the exploration stage and we may not generate revenues for the foreseeable future.

Our operating subsidiary, Bayannaoer Mining, is in the exploration stage at the Moruogu Tong Mine located in the Inner Mongolia Autonomous Region of the PRC, and, at this stage, we cannot predict whether ore can be mined on a profitable basis. During the exploration stage, the mine incurs operating expenses but does not generate revenues. We intend to fund mine exploration, construction and development through funds received pursuant to Bayannaoer Mining’s mutual cooperation agreement (the “Cooperation Agreement”) with Bayannaoer Jijincheng Mining Co., Ltd. (“Jijincheng Mining”) and loans from a related party. Jijincheng Mining is currently running the exploration program for the Moruogu Tong Mine, pursuant to the terms of the Cooperation Agreement. To date, the exploration program has indicated the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. However, Jijincheng Mining may terminate the Cooperation Agreement if no resources are discovered in three consecutive drilling holes or in 50% of the drilling holes, in which case we may be unable to find a suitable replacement partner or source of funds. At this stage of exploratory activities, we cannot predict whether sufficient ore of acceptable quality will be found at the Moruogu Tong Mine to warrant further exploration and/or extraction.

The Moruogu Tong Mine is currently being explored under an agreement that effectively reduces our share in any future profits from mineral extraction at the mine.

On August 20, 2017, Bayannaoer Mining entered into the Cooperation Agreement with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support for the operating expenses of the Moruogu Tong Mine during the exploration stage, and the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. According to the Cooperation Agreement, Jijincheng Mining is responsible for engaging the exploration team and providing the required funding. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for the Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration work conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling work beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration work, remain to be negotiated between the parties. There is no assurance that the details of the arrangement that remain to be negotiated will be resolved in a manner satisfactory to the Company. Moreover, because the Cooperation Agreement provides us with either a half or minority interest in the resources discovered as part of the cooperative exploration project, we will not be able to enjoy the full economic benefits of the resources we discover in the Moruogu Tong Mine for the duration of the Cooperation Agreement.

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

The Company’s ability to generate revenue and profit from the Moruogu Tong Mine is expected to occur through exploration, evaluation, advancement and operation of that property. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to refining facilities, and the market price of the minerals at the time of sale. There is no assurance that our current or future exploration programs or any acquisitions will result in the identification of deposits that can be mined profitably.

Volatility in the market prices of metals may adversely affect the results of our operations.

The market prices of lead, silver and other metals have experienced significant volatility in recent years. Market prices depend upon many factors beyond our control, which include industry specific factors such as supply and demand and the level of customer inventories, as well as factors such as local and world-wide general economic conditions, and disruptions caused by unforeseen domestic or international crisis such as the global outbreak of COVID-19. The uncertainties surrounding the market prices of metals and the costs of extraction may adversely affect our ability to operate on a profitable basis if our mining exploration proves fruitful.

Due to the global economic slowdown and trade conflicts of the past few years, the market prices of metals have generally been weak. We believe that the price of silver increased simply because of the investment demand for silver as a safe-haven asset. See “Item 4.B. INFORMATION ON THE COMPANY – Business Overview – Lead, Silver and Copper Industry and Market” for information on the historical prices in 2020 and prior years. The global outbreak of COVID-19 in 2020 caused disruptions to business activities at all levels and a slowdown in the PRC as well as global economy. The PRC was the first major economy to recover from the pandemic and the only one to report positive economic growth in 2020. Investment, supply and demand in the metals industry was initially weak and later gradually recovered as the economy and expectations improved, resulting in high volatility in the market prices of lead, silver and copper. In 2020, the Shanghai Futures Exchange (“SHFE”) lead price hit a low of CNY12,620 (US$1,932) per ton and a high of CNY16,585 (US$2,540) per ton, the SHFE silver price reached a low of CNY2,857 (US$437) per kilogram (“kg”) and a high of CNY6,877 (US$1,053) per kg, and the SHFE copper price hit a low of CNY35,300 (US$5,405) per ton and a high of CNY59,640 (US$9,132) per ton, each reflecting high volatility. The extent to which demand will be supported in the future is highly uncertain, as there remains uncertainty on how soon the COVID-19 pandemic will be controlled globally and global economic activities rebound to pre-COVID-19 pandemic levels. Any widespread resurgence of COVID-19 or other pandemic in the future could significantly and adversely impact market sentiment and the broader economy. Therefore, demand and price volatility in the commodity markets may continue for a prolonged period or further deteriorate, which may adversely affect our ability to sell minerals from the Moruogu Tong Mine on a profitable basis.

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

Bayannaoer Mining, our subsidiary that acquired exploration rights to the Moruogu Tong Mine, is and will continue to be subject to the regulations of various aspects of its operations by a variety of laws, rules and regulations administered by the national and local Chinese government, including laws, rules and regulations relating to: exploration activities, environmental protection; the use and preservation of dangerous substances; employment practices; as well as land use laws and a variety of local business laws and rules. Our failure to comply with applicable laws, rules, and regulations could adversely affect our operations and subject us to fines and other penalties including suspension or termination of our business permits.

We do not have binding agreements with customers to purchase any future output of metals.

While we believe there is a robust market for lead, silver and other metals not only in China but also in other countries (although our operations are currently limited to the PRC and are not currently producing any metals), we do not currently have any commitments from any customers to purchase our future output of metals. As a result, we may not be able to sell any metals that we are able to successfully extract at prices that are acceptable to us or at all.

Risks Relating to Our Financial Condition

We have incurred losses from operations for each of the preceding three fiscal years and there is no assurance that we will generate profits in the future.

For the three years ended December 31, 2018 and, 2019 and 2020, we incurred operating losses from continuing operations of CNY6.21 million, CNY5.60 million and CNY7.13 million (US$1.09 million), respectively. Our operating losses mainly represent administrative expenses such as legal and professional fees, as well as exploration expenses in the Moruogu Tong Mine. Our profitability is dependent upon many factors, including our ability to fund our exploration and operating expenses, produce metal outputs, and sell our production output to third parties, or successfully execute our plans to pivot to another industry, such as healthcare. Other factors, such as uncertainty over the demand and market price for lead, silver and other metals, or the availability of attractive acquisition targets in other industries, are outside of our control. There is no assurance that we will be successful in our efforts to achieve profitability.

We currently do not generate revenues from operations; we will have to fund operating expenses until we are able to generate sufficient revenue to pay them.

We do not currently generate revenues from operations. We will continue to incur operating expenses in connection with our exploratory activities, and we intend to fund those expenses with the proceeds of loans from our Related-Party Debtholders, if available, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary, bank borrowings. There is no assurance that we will be able to secure amounts sufficient to fund our operating expenses until such time as we are able to generate revenues sufficient to pay those expenses.

Any failure to maintain effective internal controls could have an adverse effect on our business, results of operations and the market price of our shares.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act (“SOX”), adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, if we become an accelerated or large accelerated filer, as defined in the SEC’s rules, we will be required to provide an annual attestation from an independent registered public accounting firm on management’s assessment of the effectiveness of the Company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting as of December 31, 2020 was effective. However, we cannot assure you that our management will not identify material weaknesses in the future, or our independent public registered accounting firm will not identify material weaknesses if it assesses our internal control over financial reporting in the future. In addition, because of the inherent limitations of any internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the SOX.

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

We may become subject to additional extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.

Due to the complex nature of the healthcare business, we may become subject to the legal and regulatory requirements of multiple industries in the PRC if we combine with or acquire a company, acquire assets and/or enter into strategic alliances or joint ventures in the PRC in such industries. These industries primarily include the pharmacy, healthcare, and pharmaceutical and healthcare retail products industries. Various regulatory authorities in the PRC are empowered to promulgate and implement regulations governing broad aspects of these industries. Any violation of the relevant laws, rules and regulations may result in harsh penalties and, under certain circumstances, lead to criminal prosecution.

The regulations relating to healthcare sector in the PRC are evolving, and their interpretation and potential enforcement present significant uncertainty. As a result, under certain circumstances, it may be difficult to determine what actions or omissions would be deemed to be in violation of the applicable laws and regulations. These uncertainties entail risks that may materially and adversely affect our business prospects. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that future laws and regulations would not render any operations that we engage in non-compliant or that we will always be in full compliance with applicable laws and regulations. Compliance with future laws and regulations may require us to change our business model and practices at an undeterminable and possibly significant financial cost. These additional monetary expenditures may increase future overhead, which may, in turn, have a material adverse effect on our business, financial condition and results of operations.

The manufacturing and sale of pharmaceutical and healthcare products in China are each subject to extensive and evolving government regulations and supervision. If we enter these industries, any unfavorable regulatory changes in these industries may also increase our compliance burden and materially and adversely affect our business, profitability and prospects. Certain other laws, rules and regulations may affect the pricing of, demand for and sales of pharmaceutical and healthcare products (such as those laws relating to the procurement, prescription and dispensing of drugs by hospitals, other medical institutions and retail pharmacies), government funding for private healthcare and medical services, and the inclusion of products in the drugs catalogs for national basic medical insurance, on-the-job injury insurance and maternity insurance jointly promulgated by the National Healthcare Security Administration and the Ministry of Human Resources and Social Security of the PRC.

Furthermore, the introduction of new services and products may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate permits, licenses or certificates as well as expending additional resources to monitor developments in the relevant regulatory environment. Failure to adequately comply with these additional laws and regulations may delay, or possibly prevent, some of our products or services from being offered, which may have a material adverse effect on our business, financial condition and results of operations.

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

The PRC legal system is a statutory law system. Unlike the common law system, decided legal cases have little significance for guidance, and rulings by courts can only be used as references with little value as precedent. Since 1979, the PRC government has established a commercial law system, and significant progress has been made in promulgating laws and regulations relating to economic affairs, but the PRC government is still in the process of developing a comprehensive set of laws and regulations, for example, the organization of companies and their regulation, foreign investment, commerce, taxation and trade. However, these laws and regulations are relatively new and judicial interpretations of them are limited in number. Moreover, as judicial interpretations are not binding, both the implementation and interpretation of these laws and regulations are uncertain in many areas. The activities of our subsidiaries in China are subject to PRC regulations governing PRC companies. The interpretation of PRC laws may also be subject to policy changes reflecting domestic political changes, and new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors.

We face the risk that changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business.

The PRC’s economy is in a transition from a planned economy to a market-oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. The policies of the PRC government can have significant effects on the economic conditions of the PRC. During this transition, we believe that the PRC will generally continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, we cannot assure you that this will be the case, and this process has recently experienced headwinds due to international tariff disputes. A change in policies by the PRC government could adversely affect our interests through, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. Although the PRC government has been pursuing economic reform policies for more than four decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC’s political, economic and social life.

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

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth, and recent statistics have, indeed, suggested that China’s high annual economic growth has slowed down. In addition, the global outbreak of COVID-19 and the efforts to contain it have negatively impacted economic development in the PRC, and around the world. Despite targeted fiscal and monetary stabilizing policies implemented by the PRC government, the PRC economy has experienced a significant slowdown since the outbreak of COVID-19. For further discussion of the impact of the COVID-19 pandemic, please refer to “– Risks Relating to our Mine Exploration Activities in Inner Mongolia – Volatility in the market prices of metals may adversely affect the results of our operations” and “– Risks Relating to the Outbreak of COVID-19.” As a result, domestic and global economic conditions may improve, and the markets we intend to serve may grow, at a lower-than-expected rate or even experience a downturn, adversely affecting our future profitability and growth.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the BVI. As a result of our holding company structure, dividends and other distributions to our shareholders, if any, will depend primarily upon dividend payments from our subsidiaries. However, PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits as certain reserve funds according to PRC accounting standards and regulations. The PRC government also imposes controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt in the future, the debt covenants may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive dividend from our operating company, Bayannaoer Mining, due to contractual or other limitations on the payment of dividends, we may be unable to pay dividends or make other distributions on our common shares.

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

The exchange rate of the Renminbi against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. As most of our operating expenses are denominated in Renminbi, any significant revaluation of the Renminbi may materially and adversely affect our cash flows and financial condition. Additionally, if we convert our Renminbi into U.S. Dollars, should we determine to pay dividends on our common shares or for other business purposes, depreciation of the Renminbi against the U.S. Dollar would negatively affect the amount of U.S. Dollars we convert our Renminbi into. Conversely, to the extent that we need to convert U.S. Dollars we receive from an offering of our securities or otherwise into Renminbi for our operations, the appreciation of the Renminbi against the U.S. Dollar could have an adverse effect on our financial condition and result in a charge to our income statement and a reduction in the value of these U.S. Dollar denominated assets.

In 2020, the Renminbi appreciated against the U.S. Dollar by 6.21% over the course of the year. Since the beginning of 2021 to March 31, 2021, the Renminbi depreciated against the U.S. Dollar by 0.30%.

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”). SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires an amendment to a SAFE registration in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as a change in the PRC shareholders, the names of such shareholders, and the operation term of such special purpose vehicle, or any significant changes with respect to the offshore special purpose vehicle, such as an increase or decrease of capital, a share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

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

Our auditor, the independent registered public accounting firm that issues the auditor’s report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On November 4, 2019, the SEC announced that the SEC and the PCAOB had engaged in a dialogue with the “Big Four” accounting firms, which emphasized the need for effective and consistent global firm oversight of member firms, including those operating in China. On February 19, 2020, the SEC and the PCAOB further issued a joint statement on continued dialogue with the “Big Four” accounting firms on audit quality in China, highlighting that the PCAOB continues to be prevented from inspecting the audit work and practices of PCAOB-registered audit firms in China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, there may be substantially less access to recourse, in comparison to U.S. domestic companies. The April 21, 2020 joint statement also stressed again the PCAOB’s inability to inspect audit work papers in China and the potential for resulting harm to investors. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the U.S. on access to audit-related and other information currently protected by foreign law, in particular access to information in China, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which, if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor’s report issued by an independent registered public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Capital Market (“Nasdaq”) of issuers included on the SEC’s list for three consecutive years. The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. According to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The SEC has not yet proposed rules relating to the implementation of the HFCAA. There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our common shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our common shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our common shares. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to lead to legislation, the resulting legislation may have an adverse impact on the stock performance of China-based issuers listed in the U.S.

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

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such a determination could ultimately lead to the delisting of our ordinary shares from Nasdaq or deregistration under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our common shares in the U.S.

Risks Relating to Foreign Private Issuer Status

Because our assets are located outside of the United States and all of our directors and all our officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.

We are a BVI company, our officers and directors are non-residents of the United States, our assets are located in the PRC, and our operations are conducted in the PRC. We do not maintain a business presence in the United States. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the BVI or the PRC would enforce (a) judgments of United States courts against us, our directors or officers based on the civil liability provisions of the securities laws of the United States or any state, or (b) in original actions brought in the BVI or the PRC, liabilities against us or any non-residents based upon the securities laws of the United States or any state.

Our status as a “foreign private issuer” results in less information being available about us than about domestic reporting companies.

We are a foreign private issuer and are not required to file as much information about us as domestic issuers are required to file. In this regard:

•

we are not required to file quarterly reports on Form 10-Q and our annual reports on Form 20-F are subject to disclosure requirements that differ from annual reports on Form 10-K;

•

we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures;

•

the SEC proxy statement and information statement rules do not apply to us; and

•

our officers, directors and principal shareholder are not required to file reports under Section 16 of the Exchange Act detailing their beneficial ownership of our shares; and they are not subject to the short-swing profit provisions under Section 16.

Since there is generally greater and more timely information available about domestic issuers than about foreign private issuers such as us, you will not be afforded the same protections or information as would be available to you if you were investing in a U.S. domestic issuer.

Our status as a “foreign private issuer” allows us to adopt IFRS accounting principles, which are different from accounting principles under U.S. generally accepted accounting principles.

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

As a “foreign private issuer” we are not subject to certain requirements that other Nasdaq-listed issuers are required to comply with, some of which are designed to provide information to and protect investors.

Our common shares are currently listed on Nasdaq and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. However, we have elected to claim certain exemptions afforded to foreign private issuers by relevant Nasdaq rules, and as a result:

•

a majority of the members of our board of directors (the “Board of Directors” or the “Board”) are not independent as defined by Nasdaq rules;

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

•

we are not required to solicit shareholder approval of stock plans or issuances of securities, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding common shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

•

we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting.

Due to an exemption from Nasdaq rules applicable to “foreign private issuers,” our related party transactions may not receive the type of independent review process that those of other Nasdaq-listed companies receive; the terms of these transactions are not negotiated at arms-length and may not be as favorable as could be obtained from unrelated parties.

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

There are currently approximately 13,408,397 of our common shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the PRC, and, at times, in tandem with other natural resource companies. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The share price could, for example, decline precipitously in the event that a large number of shares are sold on the market without commensurate demand. As a consequence of this enhanced risk, more risk-adverse investors may, due to the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be in the case of the stock of a seasoned issuer, negatively impacting the trading price of our common shares.

You may experience dilution to the extent that our common shares are issued upon the exercise of outstanding warrants or other securities that we may issue in the future.

You may experience dilution to the extent that our common shares are issued upon the exercise of our outstanding warrants, and if we issue additional equity securities, or there are any issuances and subsequent exercises of stock options issued in the future. Up to 1,980,000 common shares may be issued with the exercise of warrants at a per share exercise price of $2.35 issued to the investors and the placement agent in a private placement in January 2021. See “Item 8.B. FINANCIAL INFORMATION – Significant Changes.” These warrants also bear anti-dilution protections in the event of stock dividends or splits, business combination, sale of assets, similar recapitalization transactions, or other similar transactions. The trading price of our common shares may be depressed upon the exercise of these warrants.

Our principal beneficial owner and his affiliates control us through their stock ownership; and their interests may differ from those of other shareholders.

Mr. Li Feilie, beneficial owner of a majority of our outstanding common shares, beneficially owns approximately 63% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and holds a substantial amount of the Company’s debt (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions,” below). Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this Annual Report under “Item 6.E. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Share Ownership.”

The rights of our shareholders are governed by BVI law, the provisions of which may not be as favorable to shareholders as under U.S. law, and our directors may take actions with which you disagree without first receiving shareholder approval.

Our directors have the power to take certain actions without shareholder approval, including the amendment of our Amended and Restated Memorandum of Association (“Memorandum”) and our Articles of Association (“Articles”) (unless such amendment varies the rights attached to shares) or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most jurisdictions in the United States. In addition, the directors of a BVI company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination of the foregoing (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company’s business), if they determine it is in the best interests of the company. Our ability to amend our Memorandum and Articles without shareholder approval could allow our directors to implement provisions to those documents that have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices, as could the ability of our directors to issue blank check preferred stock.

The elimination of monetary liability against our directors, officers and employees under our Articles and the indemnification of our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our Articles contain provisions that eliminate the liability of our directors for monetary damages to us and to our stockholders to the maximum extent permitted under the corporate laws of the BVI. We may provide contractual indemnification obligations under agreements with our directors, officers and employees. These indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlements or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors, officers and employees for breach of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit the Company and our shareholders.

Because we became an inadvertent investment company when we acquired shares of FARL on August 17, 2020, we have until August 17, 2021 to cease being an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or we will have to comply with the provisions of the Investment Company Act.

We are not engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. Under Section 3(a)(1)(C) of the Investment Company Act, however, a company may be deemed an investment company if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. As a result of the FARL Transaction (please refer to “Item 4.A. INFORMATION ON THE COMPANY – History and Development of the Company”), we inadvertently became an investment company, since the FARL stock we hold exceeds 40% of our total assets, exclusive of cash.

An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. Pursuant to Rule 3a-2 under the Investment Company Act, the Company has until August 17, 2021 to cease being an investment company.

Classification as an investment company under the Investment Company Act requires registration with the SEC. Foreign private issuers such as our Company are generally unable to comply with the registration and reporting requirements of the Investment Company Act. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in our incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on conducting our operations.

We may be classified as a passive foreign investment company, which could result in adverse U. S. federal income tax consequences to U.S. shareholders.

We have not made a determination whether we will or will not be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current tax year or in subsequent tax years.  Whether we are a PFIC is determined on a year by year basis, and we cannot assure you that we are not and we will not be a PFIC for our future tax years. A non-U.S. corporation is generally a PFIC if either (i) at least 75% of its gross income is passive income for a tax year or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) are attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined to a large extent by the market price of our common shares. If we are treated as a PFIC for any tax year during which U.S. shareholders hold common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. shareholders. For further discussion of the implications of PFIC status, please refer to “Item 10.E. ADDITIONAL INFORMATION – Taxation – United States Federal Income Taxation.”

Risks Relating to the Outbreak of COVID-19

COVID-19 has disrupted our operations, may further disrupt our operations or adversely affect our operations and financial position in the future, and may exacerbate the various other Risk Factors that we face.

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

The COVID-19 outbreak and governmental control measures imposed to contain its spread impacted our business by restricting the movement of our employees since the beginning of the pandemic in the PRC through mid-March 2020, when we were able to partially re-open. Moreover, some of the Company’s personnel were unable to return to work until the beginning of April because they were quarantined in Hubei Province, the critical epicenter of the COVID-19 outbreak. Prior to returning to work at the Company’s office in Shenzhen, these critical employees were required to undergo an additional 14 days of quarantine according to local control measures. Accordingly, our operations were severely disrupted by COVID-19 and efforts to contain it.

More broadly, the outbreak of COVID-19 in the PRC resulted in travel restrictions, tightened border controls, and the shutdown of businesses, which caused a slower recovery of the PRC economy from the impacts of large-scale quarantines.  We may experience further impacts from current or future government-enforced quarantines and market downturns related to pandemic fears, as well as on our workforce if the virus continues to spread and affects their health or freedom of movements.  COVID-19 also affected our suppliers’ workforces, and as a result we experienced a slow resumption of operations and delays or the inability to deliver goods on a timely basis.  In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress or delays or defaults on payment, file for bankruptcy protection, or suffer disruptions in their business due to the outbreak, which may adversely impact our arrangements with them. The market demand for the metals that we may mine was similarly negatively impacted by COVID-19 as a result of the sharp decrease in manufacturing and other activity due to the widespread closure of businesses in the PRC and worldwide, with a commensurate impact on commodity prices. Although prices have recently recovered, the extent to which demand and prices will be supported in the future is highly uncertain. We cannot predict when COVID-19 may be controlled outside the PRC and global demand may reach levels observed prior to COVID-19, if ever. Similarly, the impact of COVID-19 led to extreme volatility in the capital markets, which has affected and may continue to affect the price of our common shares, and may impact our ability to access the capital or credit markets.

The extent to which the evolving COVID-19 pandemic ultimately impacts our results of operations is highly uncertain and will depend upon the severity of the COVID-19 pandemic and the actions taken by governments at various levels and private businesses in an attempt to contain the spread of the virus. Wider-spread COVID-19 in the PRC and globally could prolong the deterioration in economic conditions and could cause further decreases in demand and reduce and/or negatively impact our ability to grow our revenues.  Any decreased collectability of accounts receivable, bankruptcy of our customers or suppliers, or early termination of agreements that we have in place or may enter into due to deterioration in economic conditions could negatively impact our results of operations. The ongoing COVID-19 pandemic will likely serve as an exacerbating factor for many of the other Risk Factors discussed above.

It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective purchaser of our common shares is encouraged to carefully analyze the risks and merits of an investment in the common shares and should take into consideration when making such analysis, the Risk Factors discussed above, among others.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

China Natural Resources, Inc. was incorporated in the BVI on December 14, 1993, and is a company limited by shares organized under the BVI Business Companies Act.

Exploration Activities in Inner Mongolia

Currently, the Company’s resources focus on metals exploration and mining activities and other business opportunities in the PRC. We are currently exploring for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC.

In November 2017, we acquired all of the issued and outstanding capital stock of Bayannaoer Mining for a purchase price of CNY716,900. Bayannaoer Mining holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering the Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. The exploration permit evidences Bayannaoer Mining’s right to explore for minerals at the Moruogu Tong Mine. Initial results of the exploration program indicate the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. We anticipate that our working capital and capital expenditures for our exploration activities will be funded by non-interest-bearing loans from our affiliates and funds provided pursuant to the Cooperation Agreement. See “– Metal Exploration Activities” below for more information and a discussion of developments at the Moruogu Tong Mine.

Copper Ore Trading

In 2019 and 2020, Bayannaoer Mining was involved in the trade of copper ore in the PRC. We ceased trading copper ore in the second half of 2020, due to volatile fluctuations in the price of copper.

Acquisition of FARL Shares

On August 17, 2020, we acquired 120,000,000 shares of FARL, a company that is traded on the main board of the Hong Kong Stock Exchange under ticker 1738, representing approximately 8.7% of the outstanding equity of that company. For more information, see “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares.”

Other Matters

Since 2018, we have invested CNY18,600 (US$2,848) in capital expenditures. During 2020, we invested CNY8,600 (US$1,317) in capital expenditures. No principal capital expenditures or divestitures are currently in progress.

On October 16, 2020, we announced that in addition to our current mining segment, we would explore potential investments, among others, in the healthcare sector of the PRC. We intend to explore the opportunities presented by the healthcare sector in the PRC, and to diversify our operations as we move into our next phase of growth. Driven by an aging population, increasing disposable income, and rising health awareness and life expectancy, we believe that the PRC has become a major healthcare market with sizable and steadily increasing healthcare expenditures, and that the relatively early stage of development and huge market potential provides fertile ground for our new expansion strategy. On October 22, 2020, we appointed Zou Yu as Vice President of the Company. Mr. Zou has more than ten years of experience in the healthcare sector and has five years’ experience with mergers and acquisitions in the healthcare sector. Additionally, on March 22, 2021, we appointed Dr. Peng Wenlie as Vice President of the Company. Dr. Peng has been engaged in the development of natural medicines and investment consulting for more than 20 years.  He currently serves as Chairman of the Board of Shanghai Onway Environmental Development Co., Ltd., as director of Guangxi Huaxia Herbal Medicine Co. Ltd., and as director of Guangxi Huaxia Herbal Medicine Sales Co. Ltd. He previously served as Director of the Biomedicine Investment Department of Feishang Enterprise. While at Feishang Enterprise, Dr. Peng led the selection of target companies for investment in the biomedical space, conducting due diligence and appraising risks and returns as part of the investment decisions. He will be responsible for evaluating the Company’s investment opportunities in the healthcare, biomedicine, and related markets. We anticipate that Messrs. Peng and Zou’s expertise will help us identify potential opportunities in the healthcare sector, among others.

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

We maintain a company website at http://www.chnr.net. The information on our website is not a part of this Annual Report.

B.

Business Overview

CHNR is principally engaged in exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC and has begun the trading of copper ore in that region since 2019 but ceased that activity in 2020. As we have discontinued our other operations, and as our exploratory activities have yet to develop into revenue-generating mining operations, our sole revenues from continuing operations over the past three years has been the CNY19.84 million (US$3.04 million) of revenues that we enjoyed over 2019 and 2020 in the aggregate as a result of our copper ore trading activities, which we have discontinued.

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

Lead, Silver and Copper Industry and Market

Lead (chemical element symbol Pb) is a supple and ductile heavy metal that is denser than most common materials. In its pure state, lead is bluish-white and tarnishes to a dull gray color when exposed to air. It is extensively used in construction, plumbing, batteries, bullets and shot, weights, solders, pewters, fusible alloys, white paints, leaded gasoline, and radiation shielding. Lead’s properties of high density, low melting point, ductility and relative inertness to oxidation allow it to be used in a wide range of applications, of which use in lead-acid batteries is by far the most prevalent. The reactions in the battery between lead, lead dioxide, and sulfuric acid provide a reliable source of voltage. Despite having lower energy density and charge-discharge efficiency than lithium-ion batteries, lead-acid batteries have stable electromotive force when discharging and steady working voltage, while being significantly cheaper. These properties and their ability to supply high surge currents and operate under a wide range of temperatures make them useful in the automobile industry.

Lead is an internationally traded commodity, the price of which is established on commodity markets throughout the world. During 2020, the metals market was hit hard by the COVID-19 pandemic. Lead mines and lead production were affected, leading to a considerable decrease in the supply of lead ore. Lead ore was in short of supply in the global market in 2020, and China, as the first major economy to recover from the pandemic and the largest consumer of lead ore, still relied upon lead ore imports to fulfill domestic demand. Nevertheless, the world market for refined lead experienced a surplus in 2020, as demand for lead from downstream industries, especially the lead-acid batteries industry, weakened as a result of the COVID-19 pandemic. During the year, the price of lead was highly volatile and in general followed a “W” shape. The outbreak of the COVID-19 pandemic saw the SHFE lead price drop sharply and reach an annual low of CNY12,620 (US$1,932) per ton in mid-March 2020. As COVID-19 was later brought under control in China and the Chinese government implemented several fiscal and monetary policies to boost the economy, the SHFE lead price recovered and hit an annual high of CNY16,585 (US$2,540) per ton in early August 2020. After that, as demand weakened, the price of lead then declined again. The closing price at the end of 2020 was CNY14,625 (US$2,239) per ton, representing a decline of approximately 3% compared with the opening price at the beginning of the year.

The following table shows the world refined production and world demand of lead over the past five years:

	2016	2017	2018	2019	2020

World refined production (in thousands of tons)	10,832	11,580	11,765	11,772	11,919
World demand (in thousands of tons)	10,828	11,777	11,902	11,808	11,753
China’s refined production (in thousands of tons)	4,483	4,920	4,847	4,976	4,982
China’s demand (in thousands of tons)	4,447	4,995	5,006	4,916	5,023
London Mercantile Exchange (“LME”) average price (US$/ton)	2,015	2,531	2,021	1,927	1,994
SHFE average price (CNY/ton)	17,555	19,160	18,005	15,115	14,745

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

Silver is an internationally traded commodity, the price of which is established on commodity markets throughout the world. The silver market experienced a surplus in 2020 due to sluggish industrial demand and a weak global economy as a result of the COVID-19 pandemic. However, the pandemic and intensified trade conflicts created significant risks and uncertainties associated with the global economy and financial markets, so demand for silver for investment caused the price of silver to surge in 2020. During the year, the price of silver was highly volatile and in general followed a “W” shape. After the outbreak of the COVID-19 pandemic, the SHFE silver price dropped sharply and reached its annual low of CNY2,857 (US$437) per kg in mid-March 2020. It then surged along with gold, another safe-haven asset, and reached its annual high of CNY6,877 (US$1,053) per kg in mid-August 2020, a point not seen in the past seven years. The closing price at the end of 2020 was CNY5,586 (US$855) per kg, representing an increase of approximately 26% compared with the opening price at the beginning of the year.

The following table shows the world refined production and world demand of silver over the past five years:

	2016	2017	2018	2019	2020

World mine production (in tons)	26,147	24,873	24,252	25,476	23,421
World total production (in tons)	31,906	32,117	31,626	31,822	30,422*
World total demand (in tons)	30,963	30,005	30,739	30,848	29,965*
COMEX average price (US$/oz)	16.0	17.1	15.5	17.9	26.4
SHFE average price (CNY/kg)	4,102	3,885	3,674	4,432	5,585

———————

*: Certain data for 2020 was not available as of the date of the filing of this Annual Report and was forecasted.

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

Copper is an internationally traded commodity, the price of which is established on commodity markets throughout the world. Traditionally, the price of copper is closely related to economic cycles and largely determined by supply and demand. China has relatively small copper reserves, yet has the greatest copper demand globally, so it relies on copper imports to meet that demand. Demand for copper in China and the U.S. plays a major role in global price determination. Global consumption of refined copper has increased annually, and there continues to be in short supply. COVID-19 did not change this trend. However, we believe that the substantial increase in copper price in 2020 was attributable not only to the traditional supply and demand relationship but also to the fact that copper can be used to finance trade. During 2020, the price of copper had a positive correlation with the exchange rate of RMB and was highly volatile. The SHFE copper price followed a deep “V” shape in the first half of the year and exhibited a strong upward trend in the second half. Since the outbreak of the COVID-19 pandemic, the SHFE copper price dropped sharply and reached an annual low of CNY35,300 (US$5,405) per ton in late March 2020. As COVID-19 was later brought under control in China and the economy gradually recovered, the SHFE copper price recovered and reached an annual high of CNY59,640 (US$9,132) per ton in late December 2020. The closing price at the end of 2020 was CNY57,750 (US$8,843) per ton, representing an increase of approximately 17% compared with the opening price at the beginning of the year.

The following table shows the world refined production and world demand of copper over the past five years:

	2016	2017	2018	2019	2020

World refined production (in thousands of tons)	23,341	23,518	23,808	23,929	24,426
World demand (in thousands of tons)	23,441	23,701	24,221	24,326	24,982
China’s refined production (in thousands of tons)	8,436	8,890	8,950	9,447	10,030
China’s demand (in thousands of tons)	11,642	11,791	12,482	12,800	14,990
LME average price (US$/ton)	5,516	7,264	5,965	6,174	7,766
SHFE average price (CNY/ton)	45,430	55,740	48,170	49,280	57,970

———————

Source: International Copper Study Group, World Bureau of Metal Statistics, LME, SHFE, Wind Economic Database.

Metal Exploration Activities

Overview of Bayannaoer Mining

Bayannaoer Mining was established in 2005 to engage in mineral exploration activities in Bayannaoer City, located in the Inner Mongolia Autonomous Region of the PRC. The registered capital of Bayannaoer Mining is CNY59.48 million.

In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of Inner Mongolia Autonomous Region. Following completion of preliminary exploration activities and evaluation, management determined to retain exploration rights solely to the Moruogu Tong Mine; and, to date, has received a series of license renewals. Total exploration expenses related to these 11 exploration rights (exclusive of capitalized expenses that have not yet fully depreciated or amortized and administrative expenses) borne by Bayannaoer Mining incurred to date amount to approximately CNY35.58 million (US$5.45 million). The current exploration permit for the Moruogu Tong Mine runs until September 2021 and covers a site area of 10.43 square kilometers. We intend to renew the exploration permit prior to its scheduled expiration.

The Moruogu Tong Mine is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. In 2006, Bayannaoer Mining engaged the Land and Resources Exploration and Development Institute of Inner Mongolia to carry out prospecting, including geophysical and drilling works. To date, exploration expenses of approximately CNY23.52 million (US$3.60 million), inclusive of amount paid by Jijincheng Mining, have been incurred for the Moruogu Tong Mine, which were paid for by Bayannaoer Mining with self-owned capital, loans from a related party, and funds received pursuant to its Cooperation Agreement with Jijincheng Mining of approximately CNY6.72 million (US$1.03 million).

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

Initial results of the exploration program indicate the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. During 2020, activities at the Moruogu Tong Mine included: the taking of one additional complete chemical analysis sample and nine additional composite samples; the completion of a research report on lead ore beneficiation process experiment for the mine; and the completion of an exploitation and utilization plan for the lead mineral resources at the mine. At this stage of exploratory activities, we cannot predict whether sufficient ore of acceptable quality will be found at the Moruogu Tong Mine to warrant further exploration and/or extraction.

The current exploration work stage of the Moruogu Tong Mine has been completed.  The future amount for the exploration project, including drilling expenses, site construction costs, grassland compensation fees and simple infrastructure construction costs in order to apply for a mining rights permit, is anticipated to be approximately CNY11.38 million (US$1.74 million). Bayannaoer Mining and Jijincheng Mining intend to seek other investors to play roles similar to those of Jijincheng Mining in order to proceed with the further exploration and analysis of the Moruogu Tong Mine, with an aim to apply for a mining rights permit.  This exploration project is expected to be financed by funds received pursuant to the Cooperation Agreement and/or any new or similar cooperation agreement, and loans from a related party. While the results of preliminary prospecting suggest that the Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, the Company cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. It is possible that further exploration and analysis will not confirm initial findings and that continued activities in furtherance of mining operations will cease.

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

The Moruogu Tong Mine is located in the fault bundle of the Huogeqi dome at the north wing of the Haorige Mountain syncline. Monoclinal structures predominates and the strike is north-eastern. The lead ore (mineralized) bodies are produced in the third lithological member of Agulugou Formation, where quartzite and quartz schist with strong silicification are the main host rocks. The ore bodies are distributed in an area of 3,000 meters long from east to west and 1,000 meters wide from south to north, and 14 lead ore bodies have been delineated with orebody numbers of I-1, I-2, II-1, II-2, II-3, III, IV-1, IV-2, IV-3, IV-4, IV-5, IV-6, IV-7, and V.

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

Cooperation Agreement

On August 20, 2017, Bayannaoer Mining entered into the Cooperation Agreement with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support by Jijincheng Mining for the exploration and operating expenses of the Moruogu Tong Mine during the exploration stage such that Bayannaoer Mining is not required to make any further capital contribution for exploration activities, and for the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. According to the Cooperation Agreement, Jijincheng Mining is also responsible for engaging the exploration team and directing their activities. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for the Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration works conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain the subject of continuing discussion between the parties. To date, the total exploration expenses paid by Jijincheng Mining amount to approximately CNY6.72 million (US$1.03 million).

The foregoing description of the Cooperation Agreement is only a summary and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which has been translated into English and incorporated by reference as Exhibit 4.5 to this Annual Report.

Geography

The following diagram shows the geography of Bayannaoer Mining’s exploration site and its surrounding areas:

The Moruogu Tong Mine of Bayannaoer Mining is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. The mine is approximately 45 kilometers to Chaogewenduer Town and 40 kilometers to Qingshan Town. The Qingxian Road passes through the southern part of the mine and transportation is very convenient. Connectivity to water, electric and other necessary services will be addressed at the time of mine construction and development. The current exploration permit for the Moruogu Tong Mine runs from September 14, 2019 to September 13, 2021 and covers a site area of 10.43 square kilometers. We intend to renew the exploration period prior to its scheduled expiration.

Government Regulation of Mineral Exploration Activities

Under the “Mineral Resources Law,” all mineral resources in the PRC are owned by the state. Exploration and mining rights granted by the state permit recipients to conduct exploration or mining activities in a specific mining area during the specified license period. Although Bayannaoer Mining believes its exploration licenses will continue to be renewed as necessary, there can be no assurance that such will be the case or that Bayannaoer Mining will be able to obtain a mining license in the future and exploit the entire mineral resources of the Moruogu Tong Mine during its license period. If Bayannaoer Mining fails to renew its exploration rights upon expiry or if it cannot obtain a mining license and effectively extract the resources within the license period, the operation and performance of Bayannaoer Mining will be adversely affected.

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

If an enterprise fails to report or register the environmental pollution caused by it, it may be subject to a warning or penalty. Enterprises that fail to restore the environment or remedy the effects of the pollution within the prescribed time are also subject to penalty or termination of their business licenses. Enterprises that have polluted and endangered the environment are responsible for remedying the danger and effects of the pollution, as well as for the payment of compensation for any losses or damages suffered as a result of such environmental pollution. A material violation of the Environmental Protection Law that causes a material loss to public and private belongings or personal injuries or death may result in criminal liabilities.

Management believes that Bayannaoer Mining is in material compliance with all applicable environmental protection requirements of the state.

Copper Trading Activities

Please see the discussion under “Item 4.A. INFORMATION ON THE COMPANY — History and Development of the Company — Copper Ore Trading” above for a description of our copper ore trading activities, which have been our sole source of revenue from continuing operations for the last three years, recording revenues of CNY12.97 million and CNY6.87 (US$1.05 million) in 2019 and 2020, respectively. We have discontinued our copper ore trading activities. Our copper ore trading activities were not affected by seasonality. The business registration certificate of Bayannaoer Mining permits trading activity.   There are no other special regulations with regard to copper trading in the PRC.

C.

Organizational Structure

CHNR is a holding company directly or indirectly owning the following subsidiaries, to the extent indicated (as of March 31, 2021):

			CHNR (BVI)

100%	100%	80%	100%	100%	100%	100%
FMH Services (Florida, US)	Feishang Mining (BVI)	Silver Moon (BVI)	China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)

			100%		100%	100%
			Yangpu Lianzhong (PRC)		Feishang Yongfu (HK)	Feishang Dayun (HK)

					100%
					Yangpu Shuanghu (PRC)

				100%	100%
				Bayannaoer Mining (PRC)	Yunnan Mining (PRC)

					100%
					Feishang Management (PRC)

All current operations are conducted by Bayannaoer Mining. See “Item 4.B. INFORMATION ON THE COMPANY – Business Overview – Metal Exploration Activities.”

Feishang Management

Feishang Management was incorporated in the PRC in October 2008. It is a wholly owned subsidiary of Yunnan Mining and is engaged in providing management and consulting services to the other companies in the Group. Feishang Management currently serves as a cost center for the Group.

Inactive Subsidiaries

The following subsidiaries are not currently engaged in active operations but remain in good standing in their home jurisdictions and are poised to participate in future opportunities, should they arise:

China Coal

China Coal was incorporated in Hong Kong in January 2008. It is a wholly owned subsidiary of CHNR.

Feishang Dayun

Feishang Dayun was incorporated in Hong Kong in June 2008. It is a wholly owned subsidiary of Pineboom.

Feishang Mining

Feishang Mining was incorporated in the BVI in September 2004. It is a wholly owned subsidiary of CHNR.

Feishang Yongfu

Feishang Yongfu was incorporated in Hong Kong in June 2008. It is a wholly owned subsidiary of Newhold.

FMH Services

FMH Services is a Florida company incorporated in November 2007 in connection with a proposed transaction that was not consummated. FMH Services, which is wholly owned by CHNR, is currently dormant.

Newhold

Newhold was incorporated in the BVI in July 2008. It is a wholly owned subsidiary of CHNR.

Pineboom

Pineboom was incorporated in the BVI in May 2008. It is a wholly owned subsidiary of CHNR.

Silver Moon

Silver Moon is a BVI company incorporated in March 2000. Silver Moon, which is 80% owned by CHNR, is currently dormant.

Sunwide

Sunwide was incorporated in the BVI in January 2001. Sunwide, which is a wholly owned subsidiary of CHNR, is currently dormant.

Yangpu Lianzhong

Yangpu Lianzhong was incorporated in the PRC in January 2008. It is a wholly owned subsidiary of China Coal.

Yangpu Shuanghu

Yangpu Shuanghu was incorporated in the PRC in May 2004. It is a wholly owned subsidiary of Feishang Yongfu.

Yunnan Mining

Yunnan Mining was incorporated in the PRC in June 2007. It is a wholly owned subsidiary of Yangpu Shuanghu.

D.

Property, Plant and Equipment

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Shenzhen (Guangdong Province) and Bayannaoer City (Inner Mongolia Autonomous Region) in the PRC.

On April 1, 2017, the Company signed an office sharing agreement with Anka Consultants Ltd. (“Anka”), a related party, which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to certain accounting and secretarial services and day-to-day office administration services provided by Anka. In 2018, Anka’s lease with the unrelated landlord was extended for two years, from July 1, 2018 to June 30, 2020. In 2020, Anka signed a new contract with the unrelated landlord for two years, from July 1, 2020 to June 30, 2022. For the years ended December 31, 2018, 2019 and 2020, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY1,036,000, CNY1,105,000 and CNY930,000 (US$142,407), respectively.

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. On October 1, 2020, Feishang Management signed a new contract with Feishang Enterprise, which will expire on September 30, 2021. Pursuant to the agreement, Feishang Management shared 40 square meters of the office premises, and annual rent was CNY165,600, CNY165,600 and CNY165,600 (US$25,358) for the years ended December 31, 2018, 2019 and 2020, respectively.

The offices and exploration site of Bayannaoer Mining are located in Bayannaoer City, Inner Mongolia Autonomous Region in the PRC. The property, plant and equipment of Bayannaoer Mining mainly includes vehicles, office equipment and furniture, with a total net value as of December 31, 2020 of approximately CNY0.15 million (US$0.02 million). On May 11, 2018, May 11, 2019 and May 11, 2020, Bayannaoer Mining signed annual lease agreements with private individuals pursuant to which Bayannaoer Mining leases office premises located at 10/F, Huaao Building, Shengli North Road in Bayannaoer City. The office covered an area of 274 square meters in 2018, and 186 square meters in 2019 and 2020, and annual rent was CNY82,200, CNY55,800 and CNY55,800 (US$8,544), respectively.

The Moruogu Tong Mine exploration site is located in Northwestern Qingshan Town, Wulatehouqi in Bayannaoer City and covers an area of approximately 10.43 square kilometers. As is typical in the PRC, the PRC government owns all of the land on which the exploration activities are carried out. Bayannaoer Mining assumed the rights to use the land when it obtained the exploration right from the Land and Resources Department of Inner Mongolia Autonomous Region in 2005. We are still in the exploration stage of mining the Moruogu Tong Mine, and have not yet produced any silver, lead or copper.  To date, the exploration program has indicated the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. For the location of the Moruogu Tong Mine, please refer to the map located in “Item 4.B. INFORMATION ON THE COMPANY — Business Overview — Metal Exploration Activities – Geography” above.

For the years ended December 31, 2018, 2019 and 2020, the Company incurred capital expenditures (excluding fees for renewal of mining rights) of CNY5,000, CNY5,000 and CNY8,600 (US$1,317), respectively.

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

See “Item 4.B. INFORMATION ON THE COMPANY – Business Overview – Government Regulation of Mineral Exploration Activities,” above, for a discussion of environmental laws affecting the Moruogu Tong Mine.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere herein. The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the IASB. For a discussion of our results for the year ended December 31, 2019 compared to our results for the year ended December 31, 2018, please see Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on June 12, 2020.

A.

Operating Results

Historic Overview

As the Group disposed of its prior operating subsidiaries during 2017, and Bayannaoer Mining is still in the exploration stage, the Group did not generate any revenue in 2018.

On November 30, 2017, CHNR acquired all of the issued and outstanding capital stock of Bayannaoer Mining, a PRC company established in 2005 to engage in mineral exploration activities in Bayannaoer City in the Inner Mongolia Autonomous Region of the PRC. Bayannaoer Mining currently holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering the Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. Based upon preliminary geologic surveys, it is believed that the Moruogu Tong Mine contains lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. During 2019 and 2020, Bayannaoer Mining traded copper ore in the PRC. Copper ore trading involves (i) the purchase and sale of copper ore to fill a customer order and/or (ii) the purchase of copper ore for our own account, for resale. Bayannaoer Mining’s copper ore trading activities were discontinued in the second half of 2020.

The following discussions cover our current operations which consist of the exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC.

Revenues and Gross Profit

Revenue for sales of all products is recognized when control of the products is transferred to the customer upon delivery.

Revenues decreased by CNY6.10 million (US$0.93 million) for the year ended December 31, 2020 from CNY12.97 million for the year ended December 31, 2019. The decrease in revenues was mainly because Bayannaoer Mining ceased trading copper ore in the second half of 2020 due to the volatile fluctuations of copper’s price.

Gross profit for the year ended December 31, 2020 was CNY13,591 (US$2,081) compared to CNY0.22 million (US$0.03 million) in 2019. Our gross profit margin in 2020 was 0.20%. The gross profit margin level was in accordance with the nature of the copper ore trading business.

Administrative Expenses

Administrative expenses are mainly comprised of salaries and staff welfare expenses, depreciation expenses, travel and entertainment expenses, legal and professional fees, rental expenses, and office expenses.

Administrative expenses were CNY7.14 million (US$1.09 million) in 2020 as compared with CNY5.81 million in 2019. The increase of administrative expenses was mainly due to the increase of professional fees in connection with the Company’s acquisition of FARL shares. Please see “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares.”

Fair Value Gain on Financial Assets at Fair Value Through Profit or Loss

Fair value gain on financial assets at fair value through profit or loss represents the net changes in fair value of 120,000,000 shares of FARL, which were acquired on August 17, 2020. Please see “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares.”

Income Tax Benefit

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

Income tax benefits were CNY1.42 million (US$0.22 million) in 2020 and nil in 2019. The amount in 2020 represent the reversal of a prior withholding enterprise income tax payable amounting to CNY6.59 million (US$1.01 million) that is no longer required to be paid according to the prevailing Regulations for the Implementing of the Corporate Income Tax Law of the PRC, which was offset by deferred tax expenses amounting to CNY5.17 million (US$0.79 million) that is associated with the fair value change of financial assets at fair value through profit or loss.

Profit/Loss for the Year

Profit for the year of 2020 was CNY25.58 million (US$3.92 million), as compared with a loss of CNY5.65 million for the year of 2019. The increase in profit was mainly contributed by the CNY31.33 million (US$4.80 million) fair value gain on Feishang Anthracite shares acquired and the reversal of tax provisions in 2020 as mentioned above.

Impact of Government Policies on the Company’s Operations

In response to the outbreak of COVID-19, the PRC government took a slew of unprecedented measures intended to control its spread, including quarantines, restrictions on travel and public gatherings, and temporary closure of certain businesses and facilities. These policies significantly affected our operations by restricting the movement of our employees and slowing the resumption of exploratory activities in our Moruogu Tong Mine and of our copper trading business. Also, large-scale quarantines and travel restrictions led to a significant slowdown in the general economy and the markets we intend to serve. There remains uncertainty on how long these impacts will last and whether they will escalate in the future. For further details of the impact on our operations of governmental policies in response to COVID-19, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to the Outbreak of COVID-19 – COVID-19 has disrupted our operations, and may further disrupt our operations or adversely affect our operations and financial position in the future, and may exacerbate the various other Risk Factors that we face.”

Critical Accounting Policies

Our financial statements reflect the selection and application of accounting policies that require management to make significant estimates and assumptions. We believe that the following are some of the more significant judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue recognition

Revenue from contracts with a customer. Revenue from contracts with a customer is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

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

Trading of copper ores. Historically, the Group purchased copper ores from third-party suppliers and then resold to a third-party trading company. Revenue was recognized on a gross basis, and at a point in time when control of the asset was transferred to the customer, upon delivery of the copper ores to the customers.

Other income. Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Exploration and evaluation costs

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralization in existing bodies and to expand the capacity of a mine. Expenditures incurred prior to acquiring legal rights to explore an area are expensed as incurred.

Once the exploration right has been acquired, exploration and evaluation expenditures is charged to the consolidated statement of profit or loss as incurred, unless a future economic benefit is more likely than not to be realized. Exploration and evaluation assets acquired in a business combination are initially recognized at fair value. They are subsequently stated at cost less accumulated impairment.

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

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the end of the reporting date, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

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

Leases

The Group adopted IFRS 16 using the modified retrospective method on January 1, 2019. Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption recognized as an adjustment to the opening balance of retained profit at January 1, 2019, and the comparative information for 2018 was not restated and continued to be reported under IAS 17 and related interpretation.

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)

Group as a lessee.

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

Buildings	2 - 5 years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(2)

Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

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

(3)

Short-term leases

The Group applies the short-term lease recognition exemption to its short-term leases of buildings (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option).

Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term.

Investments and other financial assets

Initial recognition and measurement. Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.  With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out in “Revenue recognition” above.

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

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement. The subsequent measurement of financial assets depends on their classification as follows:

•

Financial assets at amortized cost (debt instruments). Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

•

Financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognized as other income in consolidated the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

B.

Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. As of December 31, 2020, the Company financed its working capital requirements and capital expenditures through internally generated cash in prior years, non-interest-bearing loans from the Related-Party Debtholders, and funds provided pursuant to the Cooperation Agreement. Additionally, in January 2021, the Company sold 3,960,000 common shares at an offering price of US$1.85. See “Item 8.B. FINANCIAL INFORMATION – Significant Changes.” In view of the disposition of our metals mining and copper smelting operations, and since the Moruogu Tong Mine is in the pre-revenue exploration stage, it can be expected that the availability of internally generated funds to sustain operations will decrease until the commencement of commercial production at the Moruogu Tong Mine or we commence the operation of other revenue generating activities. As announced on October 16, 2020, in addition to operating our current mining segment we plan to explore potential investments, among others, in the healthcare sector of the PRC. Although we believe that our working capital is sufficient to continue our current operations over the next 12 months, as we intend to explore the opportunities presented by the healthcare sector in the PRC, and to diversify our operations as we move into our next phase of growth, we envisage engaging in further capital-raising activities.

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

See “Item 5.F. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Tabular Disclosure of Contractual Obligations,” below, for a summary of our contractual obligations for future cash payments as of December 31, 2020.

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. We pay our corporate expenses in either Hong Kong dollars or U.S. Dollars. Conversion of Renminbi is strictly regulated by the Chinese Government. Under PRC foreign exchange rules and regulations, payment of routine transactions under current accounts, including trade and service transactions and payment of dividends, may be made in foreign currencies without prior approval from the SAFE but are subject to procedural requirements. Strict foreign exchange control continues to apply to capital account transactions, such as direct investments and capital contributions. These transactions must be approved by the SAFE. See “Item 3.D. – KEY INFORMATION – Risk Factors” and “Item 10.D. ADDITIONAL INFORMATION – Exchange Controls” for a further discussion of exchange controls in the PRC.

As of December 31, 2020, the breakdown of cash (in thousands) held in different currencies is as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY1,969	1,969	301
HK$307	259	40
US$34	222	34
Total	2,450	375

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

The following table sets forth the Company’s cash flows for each of the three years ended December 31, 2018, 2019 and 2020 including cash flows from discontinued operations:

	Years Ended December 31,
	2018	2019	2020
	CNY’000	CNY’000	CNY’000
Cash and cash equivalent at beginning of year	18,878	6,793	3,444
Net cash used in operating activities	(7,527)	(3,333)	(4,561)
Net cash from/(used in) investing activities	9,372	(5)	(9)
Net cash (used in)/from financing activities	(13,813)	(24)	3,283
Net decrease in cash and cash equivalents	(11,968)	(3,362)	(1,287)
Effect of exchange rate changes on cash	(117)	13	293
Cash and cash equivalent at end of year	6,793	3,444	2,450

The following table sets forth the Company’s financial condition and liquidity at the dates indicated:

	Years Ended December 31,
	2018		2019		2020
Current ratio	0.25	x	0.21	x	4.57	x
Working capital (CNY’000)	(22,073)		(28,384)		110,276
Leverage ratio	—		—		—

2020 vs 2019

Net cash used in operating activities was CNY4.56 million (US$0.70 million) in 2020 and CNY3.33 million in 2019. The increase of cash outflow was mainly attributable to higher professional service fees in 2020.

Net cash used in investing activities was CNY8,600 (US$1,317) in 2020 and CNY5,000 in 2019. The cash outflows in 2020 and 2019 mainly represent purchase of office equipment.

Net cash from financing activities was CNY3.28 million (US$0.50 million) in 2020, as compared to net cash outflow of CNY24,000 in 2019. The net cash flows of financing activities were primarily composed of the net advances and repayments to related parties, and payments of lease liabilities.

2019 vs 2018

Net cash used in operating activities was CNY3.33 million in 2019 and CNY7.53 million in 2018. The decrease in cash outflows was mainly attributable to lower professional service fees in 2019.

Net cash used in investing activities was CNY5,000 in 2019, as compared to net cash inflows of CNY9.37 million in 2018. The cash inflows in 2018 were primarily comprised of the consideration received for the disposal of Double Grow in 2017.

Net cash flows used in financing activities was CNY24,000 in 2019, as compared to net cash outflows of CNY13.81 million in 2018. The net cash flows of financing activities were primarily composed of the net advances and repayments with related parties, and payment of lease liabilities.

Our liquidity, including our working capital, is affected by many factors including:

•

The liquidity of our holdings of FARL shares;

•

Funding of our on-going metal exploration activities through internally generated funds;

•

Our ability to secure bank financing as and when required, on acceptable terms;

•

Our difficulty in accessing U.S. capital markets to fund PRC operations; and

•

The lack of development of an active trading market for our securities, which has hampered our ability to use our securities as currency to fund acquisitions, business combinations and similar transactions.

See “Item 5.F. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Tabular Disclosure of Contractual Obligations,” below, for a tabular payment schedule of capital commitments of the Company.

Except as disclosed above and discussed under “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares,” there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2018, 2019 and 2020.

In the event we determine to pursue a mining permit and thereafter engage in mining at the Moruogu Tong Mine, we will be required, among other things, for mine construction and development, to build roads and make provision for water and electricity at the mine site. There will be significant capital expense for these and other projects. We intend to fund those capital expenditures from the proceeds of loans from our Related-Party Debtholders, if available, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary, bank borrowings.

C.

Research and Development, Patents and Licenses, Etc.

The Company did not incur any significant amounts on Company-sponsored research and development activities during each of the last three fiscal years.

D.

Trend Information

The COVID-19 pandemic and efforts to contain it have caused significant economic and financial disruptions around the world. Our business operations, including the exploration activities at the Moruogu Tong Mine and the trading of copper ore, were severely and adversely affected due to travel restrictions and temporary restraints on our operations, as well as a slowdown in the general economy and volatile commodity demand and prices. For further details on the impact of the COVID-19 pandemic, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to our Mine Exploration Activities in Inner Mongolia – Volatility in the market prices of metals may adversely affect the results of our operations,” “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to the Outbreak of COVID-19 – COVID-19 has disrupted our operations, may further disrupt our operations or adversely affect our operations and financial position in the future, and may exacerbate the various other Risk Factors that we face” and “Item 5.A. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Operating Results – Impact of Government Policies on the Company’s Operations.”

As a result of the major uncertainties caused by the outbreak of COVID-19, our reported financial results may not necessarily be indicative of our future prospects and results of operations.

In the second half of 2020, we ceased trading copper ore, our sole revenue producing activity. Additionally, in October 2020, we announced that we were considering strategic opportunities in sectors outside of mining, including in the healthcare industry in the PRC.

Other than the impact of the COVID-19 pandemic discussed above, the Company does not believe that there have been any other recent known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

As of December 31, 2020, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments for the periods indicated as of December 31, 2020:

	Payments due by period
	Total	Within 1 year	1 to 3 years	3 to 5 years	Thereafter
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000

Lease liabilities	1,092	745	347	—	—
	1,092	745	347	—	—

Under the Cooperation Agreement, Jijincheng Mining, rather than the Company, is the party to any contracts relating to exploratory work relating to the Moruogu Tong Mine.

G.

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, or the statutory safe harbors, applies to forward-looking information provided pursuant to Item 5.F. above. For our cautionary statement on the use of forward-looking statements in this Annual Report, see “Forward-Looking Statements” on page iii of this Annual Report.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Executive Officers and Directors

The following table identifies the current directors and executive officers of the Company, and sets forth their ages and positions with the Company:

Name	Age	Position

Wong Wah On Edward	57	Chairman of the Board of Directors, President and Chief Executive Officer
Tam Cheuk Ho	58	Director
Zhu Youyi	40	Chief Financial Officer and Corporate Secretary
Zou Yu	42	Vice President
Peng Wenlie	53	Vice President
Lam Kwan Sing	51	Non-employee Director
Ng Kin Sing	58	Non-employee Director
Yip Wing Hang	54	Non-employee Director
Li Feilie	55	Director of Subsidiaries

Mr. Wong Wah On Edward was appointed as a director in April 2015, and as Chairman of the Board of Directors, President and Chief Executive Officer in August 2016. Mr. Wong has served as the director of Feishang Anthracite since February 2013. He served as a director of the Company from January 1999 to January 2014, as its financial controller from December 2004 to January 2008, as its secretary from February 1999 to January 2014, and as its chief financial officer from January 2008 to January 2014. Mr. Wong is a co-owner and has been principally employed as a director of Anka, a privately held company, since April 2008. Mr. Wong has also served as an independent non-executive director of Quali-Smart Holdings Limited, a company listed in Hong Kong since September 2015. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate member of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practicing) in Hong Kong.

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

Mr. Zhu Youyi joined the Company in 2009 and has served the Company for over 10 years with various roles in accounting, internal audit and compliance functions. He was appointed as Chief Financial Officer and Corporate Secretary in July 2020. Prior to joining the Company, Mr. Zhu worked at the audit department of an international certified public accountant firm, providing audit services to clients in a variety of business sectors. Mr. Zhu holds a Bachelor’s degree in Accountancy from Southwestern University of Finance and Economics, and is a member of the Chinese Institute of Certified Public Accountants.

Mr. Zou Yu joined the Company as a Vice President in October 2020. From March 2015 to September 2020, Mr. Zou served as the general manager of the investment management center of Feishang Enterprise, where he was responsible for mergers and acquisitions in the healthcare sector involving projects aggregating approximately CNY800 million. From May 2011 to May 2014, he served as assistant to the chairman and the head of the business development department of Shanghai American-Sino Medical Group, where he was in charge of the investment in and operation of premier private hospitals. Mr. Zou has also worked with several private equity funds.  Mr. Zou has more than 10 years of experience working and investing in the healthcare sector, and has participated in projects involving acquisitions, mergers and divestments with an aggregate value exceeding CNY3 billion. Mr. Zou graduated from Sun Yat-Sen University in June 2007, with a Master of Business Administration degree. He also holds a Bachelor’s degree in Economics from the Tianjin University of Commerce.

Dr. Peng Wenlie joined the Company as a Vice President in March 2021. Dr. Peng has been engaged in the development of natural medicines and investment consulting for more than 20 years.  He currently serves as Chairman of the Board of Shanghai Onway Environmental Development Co., Ltd., as director of Guangxi Huaxia Herbal Medicine Co. Ltd., and as director of Guangxi Huaxia Herbal Medicine Sales Co. Ltd. He previously served as Director of the Biomedicine Investment Department of Feishang Enterprise. While at Feishang Enterprise, Dr. Peng led the selection of target companies for investment in the biomedical space, conducting due diligence and appraising risks and returns as part of the investment decisions.  Earlier in his career, Dr. Peng was a professor in the Life Sciences School of Sun Yat-Sen University. He was awarded a Doctor of Science degree from Sun Yat-Sen University in 1999 and a Master of Science degree in 1996.

Mr. Lam Kwan Sing has been a non-employee director and a member of CHNR’s Audit Committee and Nominating and Governance committee since December 2004, and a member of its Compensation Committee since November 2007. Mr. Lam has been an independent non-executive director of Summit Ascent Holdings Limited, a Hong Kong listed company, since June 2019. From November 2016 to the present, Mr. Lam has been the chief executive officer and executive director of SFund International Holdings Ltd., a Hong Kong listed company. He is also an independent non-executive director of Hao Tian Development Group Limited, a Hong Kong listed company, since August 2012. From August 2010 to August 2017, Mr. Lam was the executive director of China Smarter Energy Group Holdings Limited, a Hong Kong listed company, where he was responsible for corporate development. Mr. Lam was the executive director and chief executive officer of Enterprise Development Holdings Limited, a Hong Kong listed company, from February 2012 to May 2015 and from May 2013 to May 2015, respectively. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

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

Mr. Yip Wing Hang has been a non-employee director and a member of CHNR’s Audit Committee and Nominating and Governance Committee since June 2006, and a member of its Compensation Committee since November 2007. From January 2018 to the present, Mr. Yip has been the senior director of Winsome Asset Management Ltd., where he is responsible for managing high-net-worth clients’ assets on a discretionary basis. Mr. Yip has served as adjunct associate professor at the Institute of China Business, the University of Hong Kong SPACE since 2013. From October 2010 to December 2017, Mr. Yip was the marketing director of Athena Financial Services Limited where he was responsible for the sale and distribution of financial products. Mr. Yip holds a Master’s degree in Sustainability from the University of Cambridge and a Master’s degree in Accounting and Finance from the Lancaster University, United Kingdom. He is also a Chartered Banker in the United Kingdom.

Mr. Li Feilie served as a director, Chief Executive Officer and Chairman of the Board of CHNR from February 2006 to August 2016. He currently serves as director of Feishang Mining, Newhold, Pineboom, China Coal, Feishang Dayun, Feishang Yongfu and FMH Services, each of which is a subsidiary of CHNR. While Mr. Li is not an officer or director of the Company, he ultimately controls the Company through his services as an officer and/or director of certain of the Company’s subsidiaries, his beneficial ownership of the Company’s shares, his ability to elect the Board of Directors and his direct ownership of a substantial amount of Company debt. In addition to his directorships, Mr. Li provides strategic guidance relating to the various businesses in which he and his controlled companies invest. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and indirectly holds a substantial amount of the Company’s debt (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions,” below). He served as a director of Feishang Anthracite from January 2010 to July 2016, its Chairman from December 2013 to July 2016, and its Chief Executive Officer from December 2013 to March 2016. Mr. Li has been the chairman of Feishang Enterprise, Wuhu City Feishang Industrial Co., Ltd. and Wuhu Feishang Port Co., Ltd., companies beneficially owned by him, since June 2000, from December 2001 to July 2011 and since October 2002, respectively. Mr. Li graduated from Peking University with a Bachelor’s degree and a Master’s degree in Economics.

Key Employees

The following table identifies the senior management of Bayannaoer Mining, and their ages and positions:

Name	Age	Position

Yu Jun	53	General Manager
Yao Yangli	56	Deputy Chief Engineer

Mr. Yu Jun was appointed as general manager of Bayannaoer Mining in January 2015. He has served as finance manager and chief financial officer of Bayannaoer Mining since 2005. Mr. Yu has over 25 years of experience in corporate finance. Prior to joining Bayannaoer Mining, he served in the positions of finance manager and financial controller of several companies including subsidiary companies of Sichuan University. Mr. Yu graduated from the University of Electronic Science and Technology of China in 1989 and was awarded a Bachelor’s degree from Southwestern University of Finance and Economics in 2004.

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

B.

Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2020, to each of the individuals identified in “Item 6.A. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Directors and Senior Management” above.

Name	Compensation (US$)	Number of options to purchase common shares	Exercise price (US$/share)	Expiration date
Directors and Executive Officers
Li Feilie[1]	1	—	—	—
Wong Wah On Edward[2]	1	—	—	—
Tam Cheuk Ho2	1	—	—	—
Zhu Youyi[3]	16,320	—	—	—
Zou Yu4	1	—	—	—
Peng Wenlie[5]	—	—	—	—
Lam Kwan Sing	15,385	—	—	—
Ng Kin Sing	15,385	—	—	—
Yip Wing Hang	15,385	—	—	—
Key Employees
Yu Jun	11,867	—	—	—
Yao Yangli	32,075	—	—	—

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

3

Mr. Zhu was appointed as Chief Financial Officer and Corporate Secretary in July 2020.

4

Mr. Zou was appointed as a Vice President in October 2020.

5

Dr. Peng was appointed as a Vice President in March 2021, and was not an executive officer during 2020.

On April 2, 2015, we entered into service agreements with Mr. Tam Cheuk Ho (a director) and Mr. Wong Wah On Edward (our Chairman, Chief Executive Officer and President). Each of the agreements is for an initial term of one year and, thereafter, continues unless and until terminated by either party on not less than one months’ notice. Each of the agreements also provides for the payment to the individual of an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

On March 7, 2019, we entered into an employment agreement with Mr. Yu Jun for his services as general manager of Bayannaoer Mining for a term of one year expiring on March 6, 2020. The agreement was renewed on March 7, 2020 with the same initial terms. For his services, Mr. Yu receives a basic salary at the rate of CNY5,000 (US$766) per month, and is eligible for a bonus. Mr. Yu also enjoys certain perquisites and is eligible for bonuses. These amounts are included in the table above.

On April 23, 2019, we entered into an employment agreement with Mr. Yao Yangli for his services as deputy chief engineer for a term of one year expiring on April 22, 2020. The agreement was renewed on April 23, 2020 with the same initial terms. For his services, Mr. Yao receives a basic salary at the rate of CNY14,666 (US$2,246) per month, and is eligible for a bonus. Mr. Yao also enjoys certain perquisites and is eligible for bonuses. These amounts are included in the table above.

On July 14, 2020, we entered into a service agreement with Mr. Zhu Youyi (our Chief Financial Officer and Corporate Secretary). The agreement is for an initial term of one year and, thereafter, continues unless and until terminated by either party on not less than one months’ notice. The agreement also provides for the payment of an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

On October 22, 2020, we entered into a service agreement with Mr. Zou Yu (Vice President). The agreement is for an initial term of one year and, thereafter, continues unless and until terminated by either party on not less than one months’ notice. The agreement also provides for the payment of an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

On March 22, 2021, we entered into a service agreement with Mr. Peng Wenlie (Vice President). The agreement is for an initial term of one year and, thereafter, continues unless and until terminated by either party on not less than one months’ notice. The agreement also provides for the payment of an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive officers or directors. For each of the three years ended December 31, 2018, 2019 and 2020, no increases in cash compensation were determined by the Compensation Committee under the service agreements, and we paid or accrued nil, nil and nil, respectively, for cash compensation to our executive officers for their services as such.

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

Non-Employee Director Compensation

We pay our independent directors a monthly directors’ fee equal to HK$10,000. We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We reimburse out-of-pocket expenses incurred by directors in attending Board and committee meetings. During the fiscal year ended December 31, 2020, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2014 Equity Compensation Plan	—	N/A	7,589,616
Equity compensation plans not approved by security holders	—	N/A	—
Total	—	N/A	7,589,616

Stock Option Plan

The 2014 Equity Compensation Plan (the “2014 Plan”) was authorized by our Board of Directors on June 20, 2014 and was ratified and approved by members on July 21, 2014.

The purposes of the 2014 Plan are to:

•

Encourage ownership of our common stock by our officers, directors, employees and advisors;

•

Provide additional incentive for them to promote our success and our business; and

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

A total of 7,589,616 common shares have been reserved for issuance under the 2014 Plan. No awards have yet been made under the 2014 Plan. The 2014 Plan terminates on June 19, 2024.

C.

Board Practices

As provided by our Memorandum and Articles, each director is to hold office for a three-year term expiring immediately following the annual meeting of shareholders held three years following the annual meeting at which he or she was elected.

At the annual meeting of shareholders in 2020, Mr. Ng Kin Sing was elected to serve as Class I directors until immediately following the annual meeting to be held in 2023 and until his successor has been duly elected and qualified. Messrs. Wong Wah On Edward and Tam Cheuk Ho serve as Class III directors until immediately following the annual meeting to be held in 2022 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II directors until immediately following the annual meeting to be held in 2021 and until their successors have been duly elected and qualified.

Messrs. Lam Kwan Sing, Yip Wing Hang and Ng Kin Sing are each an “independent director” as such term is used in applicable rules and regulations of the SEC and in Nasdaq Marketplace Rule 5605(a)(2). We are not required to maintain a Board of Directors consisting of a majority of independent directors based upon an exemption from Nasdaq requirements applicable to foreign private issuers whose home jurisdiction does not require the board of directors to consist of a majority of independent directors.

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

Each member of the Audit Committee is an “independent director,” as such term is used in applicable rules and regulations of the SEC and in Nasdaq Marketplace Rule 5605(a)(2).

Nominating and Corporate Governance Committee; Shareholder Nominees for Director

Our Board of Directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Nominating and Corporate Governance Committee is an “independent director,” as such term is used in Nasdaq Marketplace Rule 5605(a)(2).

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

Compensation Committee

Our Board of Directors has established a Compensation Committee that operates pursuant to a written charter. The current members of the Compensation Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Compensation Committee is an “independent director,” as such term is used in Nasdaq Marketplace Rule 5605(a)(2).

The Compensation Committee is responsible for:

•

Formulating corporate goals and objectives relevant to compensation payable to the CEO and other executive officers;

•

Evaluating the performance of the CEO and other executive officers in light of these goals and objectives;

•

Recommending to the Board for its adoption and approval compensation payable to the CEO and other executive officers, including (a) annual base salary level, (b) annual incentive opportunity level, (c) long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreement/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits;

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

•

Related party transactions are not required to be reviewed;

•

We are not required to solicit member approval of stock plans or securities issuances, including: those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market price issuances of 20% or more of our outstanding shares to any person; and

•

We are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600.

D.

Employees

As of the date of this Annual Report, we employed a total of 10 employees on a full-time basis consisting of (a) six employees engaged in metal exploration, and (b) four executive and administrative employees in corporate services. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees as of December 31, 2018, 2019 and 2020, including their principal category of activity and geographic location.

		Years Ended December 31,
		2018	2019	2020

Hong Kong	Accounting, administration and management	3	2	2
		3	2	2

The PRC	Accounting, administration and management (Shenzhen)	2	2	2
	Accounting, administration and management (Bayannaoer)	5	4	4
	Cashier	1	1	1
	Mining exploration	1	1	1
		9	8	8
Total		12	10	10

E.

Share Ownership

The following table sets forth, as of March 31, 2021, the share ownership of the Company’s common shares by each of the individuals disclosed in response to Item 6.B. of this Annual Report.

As of March 31, 2021, there were 37,948,082 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class

Li Feilie	23,857,759	(1)	62.87%
Wong Wah On Edward	400,000		1.05%
Tam Cheuk Ho	281,926		0.74%
Zhu Youyi	—		—
Zou Yu	—		—
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Yu Jun	—		—
Yao Yangli	—		—
Officers and directors as a group (8 persons)	24,539,685		64.66%

———————

(1)

Mr. Li is not an officer or director of CHNR but is an officer and/or director of certain of our subsidiaries, and ultimately controls the Company through his beneficial ownership of our shares, his ability to elect the Board of Directors and his ownership of a substantial amount of Company debt. This number consists of (a) 23,557,759 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

Please refer to the discussion of our equity compensation plan and securities authorized for issuance thereunder under “Item 6.B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Compensation – Securities Authorized for Issuance Under Equity Compensation Plans,” above.

ITEM 7.

 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Major Shareholders

The following table sets forth, as of March 31, 2021, to the knowledge of management, the share ownership of each person who is the beneficial owner of more than 5% of our outstanding common shares.

As of March 31, 2021, there were 37,948,082 common shares issued and outstanding. Mr. Li has sole investment and voting power with respect to all shares shown below as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The Company’s major shareholder does not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class

Li Feilie	23,857,759	(1)	62.87%

———————

(1)

Consists of (a) 23,557,759 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

Significant Changes in Ownership

In August 2020, we issued 9,077,166 common shares to Feishang Group, which is indirectly wholly owned by Li Feilie, our controlling shareholder, in exchange for 120,000,000 shares of FARL held by Feishang Group. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares.” As a result of this issuance, Mr. Li was the beneficial owner of 70.2% of our common shares. In January 2021, we issued 3,960,000 common shares in a registered offering, diluting Mr. Li’s ownership such that he currently holds 62.87% of our outstanding common shares. See “Item 8.B. FINANCIAL INFORMATION – Significant Changes.” Other than the foregoing events, there have been no significant changes in the percentage of ownership held by the major shareholder during the past three years.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of March 31, 2021, on that date our common shares were held of record by approximately 191 persons, 162 of whom, holding approximately 29.4% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge (a) there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company and (b) except as otherwise disclosed in this Annual Report, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.

Related Party Transactions

As discussed above, we have received letters from Feishang Group and Feishang Enterprise, entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, both dated March 30, 2021 which state that Feishang Group and Feishang Enterprise will provide continuous financial support (in the form of interest-free loans) to us in relation to the going concern of our operations, including not recalling any amounts due to them until we are in a position to settle the amounts due without having a detrimental impact on our financial resources, and that Feishang Enterprise will pay debts on our behalf when needed.  As far as the Company understands, there is no limitations on the amount or provision or the duration of support from Feishang Group or Feishang Enterprise.

Feishang Enterprise and Feishang Group are each beneficially owned by Mr. Li Feilie, the principal beneficial owner of the Company, and members of his family. Mr. Li is also the former Chief Executive Officer and Chairman of the Company and currently serves as a director of certain subsidiaries of the Company. Wong Wah On Edward, the Chief Executive Officer and Chairman of the Company is also a director of certain affiliates of Feishang Group.

Acquisition of FARL Shares in Exchange for Newly Issued Company Shares

On August 17, 2020, the Company entered into the Sale and Purchase Agreement with Feishang Group pursuant to which the Company issued 9,077,166 shares of the Company’s common stock, no par value, to Feishang Group, in exchange for 120,000,000 shares of FARL, with an approximate aggregate value of HK$87,522,000 (determined at a price of HK$1.006 per share, representing the average closing price of FARL on the five trading days before August 17, 2020, adjusted for a 27.5% discount based on an independent valuation report). Feishang Group is the largest stockholder in the Company, and is wholly owned by Mr. Li Feilie, who also beneficially owns 53.53% of the outstanding equity of FARL.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Year Ended December 31,
	2018	2019	2020
	CNY’000	CNY’000	CNY’000

CHNR’s share of office rental, rates and others to Anka (1)	1,442	1,506	1,368
Feishang Management’s share of office rental to Feishang Enterprise (2)	166	166	166

———————

(1)

On April 1, 2017, the Company signed an office sharing agreement with Anka that superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office in addition to some of certain accounting and secretarial services and day-to-day office administration services provided by Anka. In 2018, Anka’s lease with the unrelated landlord was extended for two years, from July 1, 2018 to June 30, 2020. In 2020, Anka signed a new contract with the unrelated landlord for two years, from July 1, 2020 to June 30, 2022.

(2)

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise, a related party and an affiliate of ours controlled by Mr. Li Feilie. On October 1, 2020, Feishang Management signed a new contract with Feishang Enterprise, which will expire on September 30, 2021. Pursuant to the agreement, Feishang Management shares 40 square meters of the office premises.

Balances with Related Parties

	As of December 31,
	2018	2019	2020
	CNY’000	CNY’000	CNY’000
Payables to related parties (1)
Feishang Enterprise (2)	4,041	5,077	6,378
Feishang Group (3)	6,973	7,097	7,149
Anka Capital Limited (“Anka Capital”) (4)	—	—	2,780

Lease liabilities to related parties
Feishang Enterprise	—	287	—
Anka (4)	—	516	1,092

———————

(1)

Feishang Enterprise and Feishang Group are entities controlled by Mr. Li Feilie, who is the principal beneficial owner of the Company.

(2)

The payable to Feishang Enterprise by Feishang Management represents the net amount of advance from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(3)

The payable to Feishang Group represents the net amount of advance from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(4)

Anka Capital and Anka are each jointly owned by Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company. The payable to Anka Capital by CHNR represents the net amount of advance from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

C.

Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements filed as part of this Annual Report are included herewith as Appendix A and are incorporated herein by reference.

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

The Company has not paid any dividends with respect to its common shares and has no present plan to pay any dividends in the foreseeable future. The Company intends to retain its earnings to support the development of its business. Any dividends paid in the future by the Company will be paid at the discretion of the Board of Directors and will be dependent upon distributions, if any, made by its subsidiaries, and on the Company’s results of operations, its financial condition and other factors deemed relevant by the Board of Directors. In accordance with the relevant PRC regulations and the Articles of Association of companies incorporated in the PRC, appropriations of net income of wholly owned foreign enterprises and Sino-foreign joint venture companies as reflected in their statutory financial statements are to be allocated to either (i) each of the general reserve, the enterprise expansion reserve and the staff bonus and welfare reserve, respectively, or (ii) the statutory reserve, as determined by the resolution of the Board of Directors annually.

B.

Significant Changes

Registered Direct Offering of Common Shares and Warrants with Certain Institutional Investors

On January 20, 2021, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell, (i) in a registered direct offering, up to an aggregate of 3,960,000 of common shares, no par value (the “Shares”) of the Company at a per Share purchase price of $1.85 (the “Registered Offering”), and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,584,000 common shares of the Company (the “Investors Warrants”), for gross proceeds of approximately $7.3 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. The Registered Offering closed on January 22, 2021.

The Investors Warrants are exercisable immediately as of the date of issuance until 36 months after the date of issuance at an initial exercise price of $2.35 per share. The exercise price of the Investors Warrants is subject to full-ratchet anti-dilution adjustment in the case of future issuances of common shares of the Company below the Investors Warrants’ exercise price then in effect, as well as customary adjustment in case of stock splits, stock dividends, stock combinations and similar recapitalization transactions. A holder of the Investors Warrants also will have the right to exercise such warrants on a cashless basis if a registration statement or prospectus contained therein is not available for the issuance of all common shares issuable upon exercise thereof. The exercisability of the Investors Warrants may also be limited if, upon exercise, the holder and its affiliates would in aggregate beneficially own more than 4.99% or 9.99% of the Company’s common shares, which percentage shall be elected by the holder on or prior to the issuance date.

Pursuant to the provisions of the Purchase Agreement, the Company and the Investors have agreed that until January 20, 2022, the Company will not enter into an agreement to effect a “Variable Rate Transaction,” as that term is defined in the Purchase Agreement; and until January 22, 2022, the Company shall not issue or announce the issuance or disposition or proposed issuance or disposition of any securities (each, a “Subsequent Placement”) unless the Investors are offered a participation right, subject to certain terms and conditions as set forth in the Purchase Agreement, to subscribe, on a pro rata basis, for up to 35% of the securities offered in the Subsequent Placement.

FT Global Capital, Inc. (the “Placement Agent”) acted as the exclusive placement agent in connection with the Registered Offering and the private placement pursuant to the terms of a placement agency agreement, dated January 20, 2021, between the Company and Placement Agent (the “Placement Agent Agreement”). Pursuant to the Placement Agent Agreement, the Company agreed to pay Placement Agent a cash fee equal to 8% of the aggregate proceeds received by the Company from the sale of its securities to investors introduced to the Company by the Placement Agent. The Placement Agent is also entitled to additional tail compensation for any financings consummated within the 12-month period following the termination of the Placement Agent Agreement to the extent that such financing is provided to the Company by investors that the Placement Agent had introduced to the Company. In addition to the cash fee, the Company agreed to issue to the Placement Agent warrants to purchase an aggregate of up to 10% of the aggregate number of Shares sold in the Registered Offering (the “Placement Agent Warrants”). The Placement Agent Warrants are on the same terms and conditions as the Investors Warrants, exercisable at a price of $2.35 per share, subject to a 180-day delay in the exercise period.

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

B.

Amended and Restated Memorandum and Articles of Association

The information contained in our Registration Statement on Form F-3 (File No. 333-233852), declared effective by the SEC on November 20, 2019, under the heading “Our Charter and Certain Provisions of BVI Law” is hereby incorporated by reference.

C.

Material Contracts

The Company is a beneficiary from the letters from Feishang Group and Feishang Enterprise regarding the provision of financial support to the Company, executed on March 30, 2021.

In August 2020, we issued 9,077,166 common shares to Feishang Group, which is indirectly wholly owned by Li Feilie, our controlling shareholder, in exchange for 120,000,000 shares of FARL held by Feishang Group. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares” for additional information.

On January 20, 2021, the Company entered into a Purchase Agreement with certain institutional investors and a Placement Agent Agreement with FT Global Capital, Inc.  See “Item 8.B. – FINANCIAL INFORMATION – Significant Changes – Registered Direct Offering of Common Shares and Warrants with Certain Institutional Investors” for additional information.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, the reinvestment of lawful income derived by foreign investors in the PRC (e.g. profits, the proceeds of a sale of equity, a capital reduction, liquidation or the early repatriation of an investment), and purchase and remittance of foreign exchange as a result of such lawful income in a foreign-invested enterprise no longer requires SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, specifying that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which produce passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated, for purposes of the income test and asset test, as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

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

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in any currency other than U.S. Dollars to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares will be included in the gross income of a U.S. Holder as translated into U.S. Dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the currency is converted into U.S. Dollars at that time. If the currency received is not converted into U.S. Dollars on the date of receipt, a U.S. Holder will have a basis in the currency equal to its U.S. Dollar value on the date of receipt. Any U.S. Holder who receives payment in non-U.S. currency and engages in a subsequent conversion or other disposition of the currency may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risk

We have exposure to equity price risk as a result of our investments in FARL’s equity securities. Equity price risk results from changes in the level or volatility of equity prices which affect the value of equity securities or instruments that derive their value from such securities or indexes.  The fair value of our investments that are subject to equity price risk as of December 31, 2020 was approximately CNY138.67 million. The impact of a 10% change in fair value of these investments would have been approximately CNY11.58 million to net income, net of income taxes.  Changes in equity values of our investments could have a material effect on our results of operations and our financial position.

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

Commodity price risk

We were not exposed to commodity price risk as of December 31, 2020, as we did not have any copper ore in inventory on that date.

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

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange Act. As of December 31, 2020, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2020, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the periods specified by the SEC’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the COSO criteria). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2020, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2020 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

•

has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity of our financial statements, or experience actively supervising one or more persons engaging in such activities;

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services provided by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for fiscal years 2019 and 2020.

	Fiscal Year 2019	Fiscal Year 2020

Audit Fees	US$143,612	US$153,125
Audit-Related Fees	US$7,000	US$7,656
Tax Fees	—	—
All Other Fees	—	—

Total	US$150,612	US$160,781

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees —This category includes the pro forma review of the Company’s share acquisition of Feishang Anthracite.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Audit Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. All the audit fees paid to Ernst & Young Hua Ming LLP with respect to fiscal years 2019 and 2020 were approved by the Audit Committee.

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

ITEM 18.

FINANCIAL STATEMENTS

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Report of Independent Registered Public Accounting Firm, together with the consolidated financial statements for the Company and subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2019 and 2020

b.

Consolidated statements of profit or loss for the years ended December 31, 2018, 2019 and 2020

c.

Consolidated statements of comprehensive income for the years ended December 31, 2018, 2019 and 2020

d.

Consolidated statements of changes in equity for the years ended December 31, 2018, 2019 and 2020

e.

Consolidated statements of cash flows for the years ended December 31, 2018, 2019 and 2020

f.

Notes to consolidated financial statements

ITEM 19.

EXHIBITS

The following Exhibits are filed as part of this Form 20-F. Certain exhibits have been previously filed with the SEC pursuant to the Exchange Act, as amended (Commission File Number 000-26046).

Exhibit No.	Exhibit Description

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (included as Exhibit 99.1 to the Current Report on Form 6-K furnished January 30, 2014 and incorporated herein by reference).

2.1

Description of China Natural Resources, Inc.’s Securities Registered under Section 12 of the Securities Exchange Act of 1934, as Amended (included as Exhibit 2.1 to the Annual Report on Form 20-F filed June 12, 2020 and incorporated herein by reference).

2.2	Form of Investors Warrant (included as Exhibit 2.1 to the Current Report on Form 6-K furnished January 20, 2021 and incorporated herein by reference).
2.3	Form of Placement Agent Warrant (included as Exhibit 2.2 to the Current Report on Form 6-K furnished January 20, 2021 and incorporated herein by reference).
4.1	2014 Equity Compensation Plan (included as Annex A of Exhibit 99.1 to the Current Report on Form 6-K furnished August 13, 2014 and incorporated herein by reference).
4.2

Service Agreement dated as of April 2, 2015 by and between the Company and Tam Cheuk Ho (included as Exhibit 99.1 to the Current Report on Form 6-K furnished April 6, 2015 and incorporated herein by reference).

4.3

Service Agreement dated as of April 2, 2015 by and between the Company and Wong Wah On Edward (included as Exhibit 99.2 to the Current Report on Form 6-K furnished April 6 2015 and incorporated herein by reference).

4.4

License Agreement dated April 1, 2017 by and between Anka Consultants Limited and China Natural Resources, Inc. (included as Exhibit 4.15 to the Annual Report on Form 20-F filed June 19, 2017 and incorporated herein by reference).

4.5

Inner Mongolia Wulatehouqi Moruogu Tong Mine Cooperation Agreement on Mineral Exploration dated August 20, 2017 by and between Bayannaoer City Feishang Mining Company Limited and Bayannaoer Jijincheng Mining Co., Ltd. (included as Exhibit 4.25 to the Annual Report on Form 20-F filed April 30, 2018 and incorporated herein by reference).

4.6

Form of Securities Purchase Agreement by and among the Company and the Investors (included as Exhibit 4.1 to the Current Report on Form 6-K furnished January 20, 2021 and incorporated herein by reference).

4.7

Placement Agency Agreement by and between the Company and FT Global Capital, Inc., dated January 20, 2021 (included as Exhibit 4.2 to the Current Report on Form 6-K furnished January 20, 2021 and incorporated herein by reference).

4.8	Confirmation of Financial Support to China Natural Resources, Inc., dated March 30, 2021, from Feishang Group Limited (filed herewith).
4.9	Confirmation of Financial Support to China Natural Resources, Inc., dated March 30, 2021, from Feishang Enterprise Group Co., Ltd. (filed herewith).
8	Subsidiaries of the Registrant (filed herewith).
11	Code of Business Conduct and Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB filed March 30, 2004 and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
15.1

Consent of Ernst & Young Hua Ming LLP to incorporation of audit report dated April 23, 2021 into registration statements on Form F-3 (SEC File No. 333-233852 and SEC File No. 333-252895) (filed herewith).

15.2	Press Release dated April 23, 2021 (filed herewith).
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: April 23, 2021	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm, together with the consolidated financial statements for the Company and its subsidiaries, including:

a.

Consolidated statements of financial position as of December 31, 2019 and 2020

b.

Consolidated statements of profit or loss for the years ended December 31, 2018, 2019 and 2020

c.

Consolidated statements of comprehensive income for the years ended December 31, 2018, 2019 and 2020

d.

Consolidated statements of changes in equity for the years ended December 31, 2018, 2019 and 2020

e.

Consolidated statements of cash flows for the years ended December 31, 2018, 2019 and 2020

f.

Notes to the consolidated financial statements

CHINA NATURAL RESOURCES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of New Accounting Standards

As discussed in Note 2.4 (v) to the consolidated financial statements, the Company changed its method for accounting for leases using the modified retrospective approach in 2019.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition-principal vs agent consideration

Description of the Matter

As described in Notes 2.4(p), 2.5 and 10 to the consolidated financial statements, the Group recognizes revenue at a point in time when control of the assets is transferred to the customer. The Group determined that it is a principal in the transactions since it has exposure to the significant risks and rewards associated with the sale of the goods. Thus, the revenue arrangements should be recognized at the gross amounts.

Auditing the Group's contracts with the customer was challenging, given the significant judgments required to analyze the Group's contracts and the high degree of subjectivity and effort involved in assessing the Group's determination of whether the Group is acting as a principal or agent in each contract arrangement. This assessment included evaluating the indicators of the Group’s control over the promised goods before being transferred to the customer, whether the Group was primarily responsible for fulfilling the promised goods and whether the Group had full discretion in establishing the prices for the promised goods.

How We Addressed the Matter in Our Audit

To evaluate whether or not the Group is acting as a principal or an agent related to revenue recognition, our audit procedures included, among others, the examination of executed customer contracts, identifying products in the contracts and evaluating the Group’s determination of principal versus agent. For example, we evaluated management’s assessment of the indicators of control over the promised goods which included determining whether the Group is primarily responsible for fulfilling the promised goods, has control of the goods before the goods are transferred to the customer and has full discretion in establishing pricing by evaluating the contractual terms with merchants and contracts with suppliers. We also assessed the adequacy of the Group’s disclosures included in Notes 2.4(p), 2.5 and 10 to the consolidated financial statements regarding the revenue recognition.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2015.

Beijing, the People’s Republic of China

April 23, 2021

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2020

(Amounts in thousands)

		December 31,
		2019	2020	2020
	Notes	CNY	CNY	US$

ASSETS

NON-CURRENT ASSETS
Property, plant and equipment	3	214	158	25
Right-of-use assets	4(a)	616	1,079	165

TOTAL NON-CURRENT ASSETS		830	1,237	190

CURRENT ASSETS
Prepayments		29	25	4
Trade receivables	5	3,956	—	—
Other receivables	6	39	42	6
Financial assets at fair value through profit or loss	7	—	138,674	21,234
Cash and cash equivalents		3,444	2,450	375

TOTAL CURRENT ASSETS		7,468	141,191	21,619

TOTAL ASSETS		8,298	142,428	21,809

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2019 AND 2020

(Amounts in thousands)

		December 31,
		2019	2020	2020
	Notes	CNY	CNY	US$

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	8	3,896	100	15
Other payables and accrued liabilities	9	2,161	3,558	545
Taxes payable		16,818	10,205	1,563
Lease liabilities	4(b)	803	745	114
Due to related companies	16(b)	5,077	9,158	1,402
Due to the Shareholder	16(b)	7,097	7,149	1,095

TOTAL CURRENT LIABILITIES		35,852	30,915	4,734

NON-CURRENT LIABILITIES
Deferred tax liabilities	13	—	9,964	1,526
Lease liabilities	4(b)	—	347	53

TOTAL NON-CURRENT LIABILITIES		—	10,311	1,579

TOTAL LIABILITIES		35,852	41,226	6,313

(DEFICIENCY IN ASSETS)/EQUITY
Issued capital	17	312,081	390,297	59,764
Other capital reserves	17	692,518	716,776	109,756
Accumulated losses		(1,028,284)	(1,002,705)	(153,539)
Other comprehensive loss		(3,869)	(3,166)	(485)

(DEFICIENCY IN ASSETS)/EQUITY		(27,554)	101,202	15,496

TOTAL LIABILITIES AND EQUITY		8,298	142,428	21,809

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2018	2019	2020	2020
	Notes	CNY	CNY	CNY	US$

Revenue	10	—	12,969	6,867	1,052
Cost of sales	11	—	(12,752)	(6,854)	(1,050)
Gross profit		—	217	13	2
Selling and distribution expenses		—	(2)	(2)	—
Administrative expenses		(6,207)	(5,814)	(7,140)	(1,093)

OPERATING LOSS		(6,207)	(5,599)	(7,129)	(1,091)

Fair value gain on financial assets at fair value through profit or loss	11	—	—	31,334	4,798
Finance costs	11	5	(62)	(60)	(9)
Interest income	11	26	16	18	3

(LOSS)/PROFIT BEFORE INCOME TAX		(6,176)	(5,645)	24,163	3,701

INCOME TAX BENEFIT	13	—	—	1,416	217

(LOSS)/PROFIT FOR THE YEAR		(6,176)	(5,645)	25,579	3,918

ATTRIBUTABLE TO:
Owners of the Company		(6,176)	(5,645)	25,579	3,918
Non-controlling interests		—	—	—	—

		(6,176)	(5,645)	25,579	3,918

(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- (Loss)/earnings per share	14	(0.25)	(0.23)	0.90	0.14

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands)

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

(LOSS)/PROFIT FOR THE YEAR	(6,176)	(5,645)	25,579	3,918

Other comprehensive (loss)/income:
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	(117)	(111)	6,172	945

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	—	—	(5,469)	(837)

Total other comprehensive (loss)/income for the year, net of tax	(117)	(111)	703	108

TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR	(6,293)	(5,756)	26,282	4,026

Attributable to:
Owners of the Company	(6,293)	(5,756)	26,282	4,026
Non-controlling interests	—	—	—	—

	(6,293)	(5,756)	26,282	4,026

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands)

	Attributable to owners of the Company
	Issued capital (Note 17)	Other capital reserves	Accumulated losses	Other comprehensive loss	Total
	CNY	CNY	CNY	CNY	CNY

At January 1, 2018	312,081	692,518	(1,016,463)	(3,641)	(15,505)
Loss for the year	—	—	(6,176)	—	(6,176)
Foreign currency translation adjustments	—	—	—	(117)	(117)
Total comprehensive loss	—	—	(6,176)	(117)	(6,293)
At December 31, 2018 and January 1, 2019	312,081	692,518	(1,022,639)	(3,758)	(21,798)
Loss for the year	—	—	(5,645)	—	(5,645)
Foreign currency translation adjustments	—	—	—	(111)	(111)
Total comprehensive loss	—	—	(5,645)	(111)	(5,756)
At December 31, 2019 and January 1, 2020	312,081	692,518	(1,028,284)	(3,869)	(27,554)
Profit for the year	—	—	25,579	—	25,579
Foreign currency translation adjustments	—	—	—	703	703
Total comprehensive income	—	—	25,579	703	26,282
Issuance of shares (Note 17)	78,216	24,258	—	—	102,474
At December 31, 2020	390,297	716,776	(1,002,705)	(3,166)	101,202
At December 31, 2020 (US$)	59,764	109,756	(153,539)	(485)	15,496

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands)

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

OPERATING ACTIVITIES
(Loss)/profit before income tax for the year	(6,176)	(5,645)	24,163	3,701

Adjustments for:
Depreciation of property, plant and equipment (Note 11)	67	66	65	10
Depreciation of right-of-use assets (Note 11)	—	1,187	976	149
Interest on lease liabilities	—	60	38	6
Fair value gains on financial assets at fair value through profit or loss (Note 11)	—	—	(31,334)	(4,798)

Changes in working capital:
Trade receivables	—	(3,956)	3,956	606
Prepayments	—	10	4	1
Other receivables	(12)	597	(3)	—
Trade payables	(115)	3,796	(3,796)	(581)
Other payables and accrued liabilities	(1,287)	522	1,397	214
Taxes payable	(4)	30	(27)	(4)

Net cash flows used in operating activities	(7,527)	(3,333)	(4,561)	(696)

INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries	9,377	—	—	—
Purchases of property, plant and equipment	(5)	(5)	(9)	(1)

Net cash flows from/(used in) investing activities	9,372	(5)	(9)	(1)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands)

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

FINANCING ACTIVITIES
Payments related to issuance of shares	—	—	(72)	(11)
Repayments to the Shareholder	(4,600)	—	—	—
Repayments to related companies	(11,392)	(5,704)	—	—
Advances from the Shareholder	—	—	462	69
Advances from related companies	2,179	6,740	4,081	625
Payment of the principal portion of lease liabilities	—	(1,000)	(1,150)	(176)
Interest paid	—	(60)	(38)	(6)

Net cash flows (used in)/from financing activities	(13,813)	(24)	3,283	501

NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,968)	(3,362)	(1,287)	(196)

NET FOREIGN EXCHANGE DIFFERENCE	(117)	13	293	45

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,878	6,793	3,444	527

CASH AND CASH EQUIVALENTS AT END OF YEAR	6,793	3,444	2,450	375

Supplementary disclosures of cash flow information:
Cash receipt of interest	26	16	18	3

The accompanying notes are an integral part of these consolidated financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The consolidated financial statements of the Group for the year ended December 31, 2020 were authorized for issuance in accordance with a resolution of the directors on April 23, 2021.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2020.

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

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control and continue to be consolidated until the date that such control ceases.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

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

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the Conceptual Framework for Financial Reporting 2018 and the following revised IFRSs for the first time for the current year's financial statements.

Amendments to IFRS 3	Definition of a Business
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendment to IFRS 16	Covid-19-Related Rent Concessions (early adopted)
Amendments to IAS 1 and IAS 8	Definition of Material

The nature and the impact of the Conceptual Framework for Financial Reporting 2018 and the revised IFRSs are described below:

(a)

Conceptual Framework for Financial Reporting 2018 (the “Conceptual Framework”) sets out a comprehensive set of concepts for financial reporting and standard setting, and provides guidance for preparers of financial statements in developing consistent accounting policies and assistance to all parties to understand and interpret the standards. The Conceptual Framework includes new chapters on measurement and reporting financial performance, new guidance on the derecognition of assets and liabilities, and updated definitions and recognition criteria for assets and liabilities. It also clarifies the roles of stewardship, prudence and measurement uncertainty in financial reporting. The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The Conceptual Framework did not have any significant impact on the financial position and performance of the Group.

(b)

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has applied the amendments prospectively to transactions or other events that occurred on or after January 1, 2020. The amendments did not have any impact on the financial position and performance of the Group.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

2.2

CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

(c)

Amendments to IFRS 9, IAS 39 and IFRS 7 address issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative risk-free rate (“RFR”).  The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the introduction of the alternative RFR.  In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments did not have any impact on the financial position and performance of the Group as the Group did not have any interest rate hedging relationships.

(d)

Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before June 1, 2021; and (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective for annual periods beginning on or after June 1, 2020 with earlier application permitted and shall be applied retrospectively. The Group has early adopted the amendment on January 1, 2020. During 2020, the Group had no rent concessions granted by the lessors. Therefore, the amendments did not have any impact on the financial position and performance of the Group.

(e)

Amendments to IAS 1 and IAS 8 provide a new definition of material.  The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.  The amendments clarify that materiality will depend on the nature or magnitude of information, or both. The amendments did not have any significant impact on the financial position and performance of the Group.

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 3	Reference to the Conceptual Framework[2]
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform - Phase 2[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
IFRS 17	Insurance Contracts[3]
Amendments to IFRS 17	Insurance Contracts[3,5]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[3]
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use[2]
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract[2]
Amendments to IAS 8	Definition of Accounting Estimates[3]
Amendments to IAS 1	Disclosure of Accounting Policies[3]
Annual Improvements to IFRS Standards 2018-2020	Amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41[2]

———————

1

Effective for annual periods beginning on or after January 1, 2021

2

Effective for annual periods beginning on or after January 1, 2022

3

Effective for annual periods beginning on or after January 1, 2023

4

No mandatory effective date yet determined but available for adoption

5

As a consequence of the amendments to IFRS 17 issued in June 2020, IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before January 1, 2023

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Further information about those IFRSs that are expected to be applicable to the Group is described below.

(a)

Amendments to IFRS 3 are intended to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.  The amendments also add to IFRS 3 an exception to its recognition principle for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 if they were incurred separately rather than assumed in a business combination, an entity applying IFRS 3 should refer to IAS 37 or IFRIC 21 respectively instead of the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The Group expects to adopt the amendments prospectively from January 1, 2022.  Since the amendments apply prospectively to business combinations for which the acquisition date is on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

(b)

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative RFR. The Phase 2 amendments provide a practical expedient to allow the effective interest rate to be updated without adjusting the carrying amount when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities, if the change is a direct consequence of the interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis immediately preceding the change.  In addition, the amendments permit changes required by the interest rate benchmark reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued. Any gains or losses that could arise on transition are dealt with through the normal requirements of IFRS 9 to measure and recognize hedge ineffectiveness. The amendments also provide a temporary relief to entities from having to meet the separately identifiable requirement when an RFR is designated as a risk component. The relief allows an entity, upon designation of the hedge, to assume that the separately identifiable requirement is met, provided the entity reasonably expects the RFR risk component to become separately identifiable within the next 24 months.  Furthermore, the amendments require an entity to disclose additional information to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. The amendments are effective for annual periods beginning on or after January 1, 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information. The amendments are not expected to have any significant impact on the Group’s financial statements.

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

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(c)

Amendments to IAS 1 clarify the requirements for classifying liabilities as current or non-current.  The amendments specify that if an entity’s right to defer settlement of a liability is subject to the entity complying with specified conditions, the entity has a right to defer settlement of the liability at the end of the reporting period if it complies with those conditions at that date. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective for annual periods beginning on or after January 1, 2023 and shall be applied retrospectively. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

(d)

Amendments to IAS 16 prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.  Instead, an entity recognizes the proceeds from selling any such items, and the cost of those items, in profit or loss.  The amendments are effective for annual periods beginning on or after January 1, 2022 and shall be applied retrospectively only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

(e)

Amendments to IAS 37 clarify that for the purpose of assessing whether a contract is onerous under IAS 37, the cost of fulfilling the contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract include both the incremental costs of fulfilling that contract (e.g., direct labor and materials) and an allocation of other costs that relate directly to fulfilling that contract (e.g., an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract as well as contract management and supervision costs). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual periods beginning on or after January 1, 2022 and shall be applied to contracts for which an entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. Earlier application is permitted. Any cumulative effect of initially applying the amendments shall be recognized as an adjustment to the opening equity at the date of initial application without restating the comparative information. The amendments are not expected to have any significant impact on the Group’s financial statements.

(f)

Amendments to IAS 8 introduce a new definition of accounting estimates. The amendments are designed to clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. An entity shall apply the amendments to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the first annual reporting period in which it applies the amendments. The amendments are not expected to have any significant impact on the Group’s financial statements.

(g)

Amendments to IAS 1 require an entity to disclose its material accounting policy information rather than its significant accounting policies. To help entities to apply the amendments to IAS 1, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to illustrate how an entity can judge whether accounting policy information is material to its financial statements. The IASB added guidance and examples to IFRS Practice Statement 2 to help an entity apply the four-step materiality process to accounting policy information. An entity shall apply the amendments to IAS 1 for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. If an entity applies those amendments for an earlier period, it shall disclose that fact. The amendments are not expected to have any significant impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

2.3

ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(h)

Annual Improvements to IFRS Standards 2018-2020 sets out amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41. Details of the amendments that are expected to be applicable to the Group are as follows:

•

IFRS 9 Financial Instruments: clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The amendment is not expected to have a significant impact on the Group’s financial statements.

•

IFRS 16 Leases: removes the illustration of payments from the lessor relating to leasehold improvements in Illustrative Example 13 accompanying IFRS 16. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

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

The Group determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs.

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

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

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

(a)

Business combinations(continued)

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

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)

Property, plant and equipment and depreciation

Property, plant and equipment comprise buildings, machinery and equipment and motor vehicles.

Buildings, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

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

When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposal is recognized in the statement of profit or loss.

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

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss on disposal or retirement recognized in the statement of profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

(d)

Fair value measurement

The Group measures equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

(e)

Exploration and evaluation costs

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralization in existing bodies and to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area are expensed as incurred.

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

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.  With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out in Note 2.4(p) “Revenue recognition” below.

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

(g)

Investments and other financial assets (continued)

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

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

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognized as other income in consolidated the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•

the rights to receive cash flows from the asset have expired; or

•

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

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

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at amortized cost

After initial recognition, lease liabilities are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

(l)

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(m)

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

(n)

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

(o)

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. The capitalization of such borrowing costs ceases when the asset is substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incur in connection with the borrowing funds.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)

Revenue recognition

Revenue from contracts with a customer

Revenue from contracts with a customer is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

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

Trading of copper ores

The Group purchases copper ores from third-party suppliers and then resells to a third-party trading company. Revenue is recognized on a gross basis, and at a point in time when control of the asset is transferred to the customer, upon delivery of the copper ores to the customers.

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

(r)

Income taxes

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either as other comprehensive income or loss, or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the end of the reporting date, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)

Foreign currencies (continued)

The functional currency of the Company is Hong Kong dollars. The consolidated financial statements of certain overseas subsidiary operations with a functional currency other than the CNY have been translated into CNY. The assets and liabilities of these entities have been translated using the exchange rates prevailing at the reporting date and their consolidated statements of profit or loss have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of other comprehensive income.

On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the consolidated statement of profit or loss.

(t)

Convenience translation

The consolidated financial statements are stated in CNY. The translation of amounts from CNY into US$ is supplementary information and is included solely for the convenience of the readers and has been made at the rate of exchange quoted by www.ofx.com on December 31, 2020 of US$1.00 = CNY6.5306. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2020 or at any other date.

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

(v)

Leases

The Group adopted IFRS 16 using the modified retrospective method on January 1, 2019. Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption recognized as an adjustment to the opening balance of retained profit at January 1, 2019, and the comparative information for 2018 was not restated and continued to be reported under IAS 17 and related interpretation.

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

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

2.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)

Leases (continued)

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

Buildings	2 - 5 years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(2) Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

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

(3) Short-term leases

The Group applies the short-term lease recognition exemption to its short-term leases of buildings (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option).

Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term.

(w)

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

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Judgement

In the process of applying the Group’s accounting policies, management has made the following judgement, apart from those involving estimations, which has the most significant effect on the amounts recognized in the financial statements.

Principal versus agent consideration

The Group purchases copper ores from third-party suppliers which it then resells to a third-party trading company. The Group determined that it has control of the goods before the goods are transferred to the customer, and it has the ability to direct the use of the copper ores or obtain benefits from the copper ores. The Group determined that it is a principal in the transactions since it has exposure to the significant risks and rewards associated with the sale of the goods. Thus, the revenue arrangements should be recognized at the gross amount.

In addition, the Group concluded that it transfers inventory at the point in time of the collection by the customer of the copper ores.

3.

PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery and equipment	Motor vehicles	Total
	CNY	CNY	CNY	CNY
Cost
At January 1, 2019	43	889	279	1,211
Additions	3	2	—	5
Exchange adjustment	—	14	—	14
At December 31, 2019 and January 1, 2020	46	905	279	1,230
Additions	—	9	—	9
Exchange adjustment	—	(51)	—	(51)
At December 31, 2020	46	863	279	1,188
At December 31, 2020 (US$)	7	132	43	182

Accumulated depreciation and amortization and impairment losses

At January 1, 2019	(3)	(870)	(63)	(936)
Depreciation charge	(3)	(5)	(58)	(66)
Exchange adjustment	—	(14)	—	(14)
At December 31, 2019 and January 1, 2020	(6)	(889)	(121)	(1,016)
Depreciation charge	(3)	(4)	(58)	(65)
Exchange adjustment	—	51	—	51
At December 31, 2020	(9)	(842)	(179)	(1,030)
At December 31, 2020 (US$)	(1)	(129)	(27)	(157)

Net carrying amount
At December 31, 2019	40	16	158	214
At December 31, 2020	37	21	100	158
At December 31, 2020 (US$)	6	3	16	25

There was no impairment loss on property, plant and equipment for the years ended December 31, 2019 and 2020.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

4.

LEASES

(a)

Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Buildings	Total	Total
	CNY	CNY	US$

As of January 1, 2019	1,803	1,803	276
Depreciation charge	(1,187)	(1,187)	(182)
As of December 31, 2019 and January 1, 2020	616	616	94
Addition	1,439	1,439	220
Depreciation charge	(976)	(976)	(149)

As of December 31, 2020	1,079	1,079	165

(b)

Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	2019	2020	2020
	CNY	CNY	US$
Carrying amount at January 1,	1,803	803	123
Addition	—	1,439	220
Accretion of interest recognized during the year	60	38	6
Payments	(1,060)	(1,188)	(182)

Carrying amount at December 31,	803	1,092	167
Analyzed into:
Current portion	803	745	114
Non-current portion	—	347	53

(c)

The amounts recognized in profit or loss in relation to leases are as follows:

	2019	2020	2020
	CNY	CNY	US$
Interest on lease liabilities	60	38	6
Depreciation charge of right-of-use assets (Note 11)	1,187	976	149
Expense relating to short-term leases (included in administrative expenses) (Note 11)	46	97	15
Total amount recognized in profit or loss	1,293	1,111	170

(d)

The total cash outflow for leases is disclosed in Note 23(b) to the financial statements.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

5.

TRADE RECEIVABLES

	December 31,
	2019	2020	2020
	CNY	CNY	US$

Trade receivables	3,956	—	—
Less: Provision for impairment	—	—	—
	3,956	—	—

A credit period of up to three months is granted to the customer. Trade receivables are non-interest-bearing.

An aging analysis of the trade receivables as of the end of the year, based on the invoice date and net of loss allowance, is as follows:

	December 31,
	2019	2020	2020
	CNY	CNY	US$

Within 3 months	3,956	—	—
	3,956	—	—

An impairment analysis is performed on trade receivables at each reporting date and expected credit losses are estimated by applying a loss rate approach with reference to the historical credit records of the Group’s customers. The loss rate is adjusted to reflect the current conditions and forecasts of future economic conditions, as appropriate. According to historical experience, all of the proceeds have been received before their due date, and therefore, and management considers that the probability of default was minimal as of December 31, 2020.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

6.

OTHER RECEIVABLES

	December 31,
	2019	2020	2020
	CNY	CNY	US$

Withholding social insurance	6	6	1
Input value-added tax	—	4	1
Staff advances	13	12	2
Deposit	20	20	2
	39	42	6

For the financial assets included above, an impairment analysis is performed at each reporting date by considering the probability of default by applying a loss rate with reference to the historical loss record of the Group. The loss rate is adjusted to reflect the current conditions and forecasts of future economic conditions, as appropriate. For staff advances and deposits, management considers the probability of default to be minimal. The financial assets included in the above balances relate to receivables for which there was no recent history of default or expectation of future losses and no impairment was provided for the years ended December 31, 2019 and 2020.

7.

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

On August 17, 2020, the Company entered into a definitive share purchase agreement with Feishang Group to acquire 120,000,000 shares, or 8.69% of the equity interest in, Feishang Anthracite Resources Limited (“FARL”), a company listed on the Main Board of the Hong Kong Stock Exchange (“Equity Investment”). In exchange, the Company agreed to issue 9,077,166 common shares to Feishang Group at a total transaction price amounting to approximately CNY78,288 (US$11,988). The total transaction price of the exchange is based on the average closing price of FARL for the five trading days before August 17, 2020, adjusted for a 27.5% discount by considering the impact of a lack of marketability due to the low trading volume of FARL on the Hong Kong Stock Exchange. Upon the completion of above-mentioned acquisition of shares of FARL and the issuance of the shares of the Company on August 17, 2020, the Company recognized financial assets at fair value through profit or loss amounting to CNY107,340 (US$16,436). The difference between the fair value of 120,000,000 shares of FARL acquired and the total transaction price of CNY78,288 (US$11,988), further adjusted by the related deferred income tax effect, is recorded as other capital reserves (Note 17(b)). The aforementioned Equity Investment was a non-cash transaction.

The FARL shares comprising the Equity Investment were recognized as financial assets at fair value through profit or loss as they were held for trading at December 31, 2020.

	2019	2020	2020
	CNY	CNY	US$

Listed equity investments, at fair value	—	138,674	21,234

The movements of financial assets at fair value through profit or loss are as follows:

	2019	2020	2020
	CNY	CNY	US$
As of January 1	—	—	—
Upon initial recognition of the Equity Investment	—	107,340	16,436
Fair value adjustment (Note 11)	—	31,334	4,798

As of December 31	—	138,674	21,234

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

8.

TRADE PAYABLES

	December 31,
	2019	2020	2020
	CNY	CNY	US$

Trade payables	3,896	100	15

The aging analysis of trade payables as of December 31, 2019 and 2020 is as follows:

	December 31,
	2019	2020	2020
	CNY	CNY	US$

Within 1 year	3,796	—	—
1 to 2 years	—	—	—
Over 2 years	100	100	15
	3,896	100	15

The trade payables are non-interest-bearing and are normally settled within six months.

9.

OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31,
	2019	2020	2020
	CNY	CNY	US$

Contract deposit	102	102	16
Social security payable (a)	104	96	15
Payroll payable	433	423	65
Welfare payable	24	10	2
Accrued expenses	1,484	2,909	445
Others	14	18	2
	2,161	3,558	545

———————

(a)

The social security payable represents the amounts payable for the PRC government-managed retirement insurance, medical insurance, etc.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

10.

REVENUE

Revenue represents the following:

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

Revenue from contracts with a customer	—	12,969	6,867	1,052

Revenue from contracts with a customer

(a)

Disaggregated revenue information

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

Type of goods
Sale of copper ores	—	12,969	6,867	1,052

Geographic market
Mainland China	—	12,969	6,867	1,052

Timing of revenue recognition
Goods transferred at a point in time	—	12,969	6,867	1,052

All revenue was generated from the exploration and mining segment (Note 22).

No revenue was recognized in the current reporting period that was included in contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods.

(b)

Performance obligation

Information about the Group’s performance obligation is summarized below:

Trading of copper ores

The performance obligation is satisfied upon delivery of the copper ores and payment is generally due within 3 months from delivery.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

11.

(LOSS)/PROFIT BEFORE INCOME TAX

The Group's (loss)/profit before tax is arrived at after charging/(crediting):

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

Crediting:
Interest income on bank deposits	(26)	(16)	(18)	(3)

Charging:
Cost of sales	—	12,752	6,854	1,050
Finance costs*	(5)	62	60	9
Auditors' remuneration:
- Audit fee	1,000	1,000	1,000	153
- Audit related fee	—	48	50	8
Sub-total	1,000	1,048	1,050	161

Employee benefit expenses (Note 12)	1,878	1,733	1,327	203

Depreciation and amortization:
- Property, plant and equipment (Note 3)	67	66	65	10
- Right-of-use assets (Note 4(c))	—	1,187	976	149
Fair value gain, net:
Fair value gain on financial assets at fair value through profit or loss (Note 7)	—	—	(31,334)	(4,798)
Expense relating to short-term leases (included in administrative expenses) (Note 4(c))	—	46	97	15
Operating lease rental:
- Office properties	1,189	—	—	—

*

Finance costs mainly represent bank charges, foreign currency exchange differences and interest on lease liabilities. The amounts of bank charges were CNY6.00, CNY2.00 and CNY7.00 (US$1.00); the foreign currency exchange differences amounted to negative CNY11.00, nil and positive CNY15.00; and interest on lease liabilities amounted to nil, CNY60.00 and CNY38.00 (US$6.00) for the years ended December 31, 2018, 2019 and 2020, respectively.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

12.

EMPLOYEE BENEFITS

The Group’s employee benefits comprise the following:

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

Wages, salaries and allowances	1,513	1,460	1,203	184
Housing funds (a)	67	38	41	6
Contribution to pension plans (a)	76	166	25	4
Welfare and other expenses	222	69	58	9
	1,878	1,733	1,327	203

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

13.

INCOME TAX BENEFIT AND DEFERRED TAX LIABILITIES

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company's Hong Kong subsidiaries have both Hong Kong-sourced and non-Hong Kong-sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2018, 2019 and 2020. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

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

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

13.

INCOME TAX BENEFIT AND DEFERRED TAX LIABILITIES (CONTINUED)

The current and deferred components of income tax (benefit)/expense are as follows:

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

Current income tax benefit	—	—	(6,586)	(1,009)
Deferred income tax expense	—	—	5,170	792
	—	—	(1,416)	(217)

(Loss)/profit before income tax consists of the following:

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

PRC	(2,321)	(1,775)	(1,235)	(189)
BVI	(3,805)	(3,824)	25,442	3,897
Hong Kong	(50)	(46)	(44)	(7)

Total (loss)/profit before income tax for the year	(6,176)	(5,645)	24,163	3,701

A reconciliation of the income taxes computed at the PRC statutory tax rate of 25% to the actual income tax benefit is as follows:

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

(Loss)/profit before income tax for the year	(6,176)	(5,645)	24,163	3,701

Tax at the statutory tax rate	25%	25%	25%	25%

Computed income tax (benefit)/expense	(1,544)	(1,411)	6,041	925
Effect of different tax rates for the Company and overseas subsidiaries	955	965	(1,187)	(182)
Tax losses not recognized	588	444	373	57
Non-deductible expenses	1	2	4	1
Utilization of previously unrecognized deductible temporary differences	—	—	(50)	(8)
Others*	—	—	(6,597)	(1,010)

Income tax benefit	—	—	(1,416)	(217)

———————

*

It mainly represents the reversal of a prior withholding CIT payable which is no longer required to be paid according to the prevailing Regulations for the Implementing of the Corporate Income Tax Law of the PRC.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

13.

INCOME TAX BENEFIT AND DEFERRED TAX LIABILITIES (CONTINUED)

As of December 31, 2019 and 2020, the Group did not recognize deferred tax assets.

The total amounts of unused tax losses for which no deferred tax assets were recognized amounted to CNY7.41 million and CNY7.80 million (US$1.20 million) as of December 31, 2019 and 2020, respectively. As of December 31, 2020, unused tax losses of CNY1.17 million (US$0.18 million), CNY1.07 million (US$0.16 million), CNY2.32 million (US$0.36 million), CNY1.75 million (US$0.27 million) and CNY1.49 million (US$0.23 million), if unused, will expire by the end of 2021, 2022, 2023, 2024 and 2025, respectively.

Deferred tax liabilities

The movements in deferred tax liabilities during the year are as follows:

	Fair value adjustments of equity investments at fair value through profit or loss
	CNY	US$

As of January 1, 2020	—	—
Upon initial recognition of the Equity Investment*	4,794	734
Charged to the consolidated statement of profit or loss during the year	5,170	792
As of December 31, 2020	9,964	1,526

———————

*

Upon the completion of the Equity Investment (Note 7), the Company recognized deferred tax liabilities amounting to CNY4,794 (US$734), which represents the deferred income tax effect associated with the difference between the fair value of 120,000,000 shares of FARL acquired and the total transaction price based on the statutory tax rate of 16.5%.

14.

(LOSS)/EARNINGS PER SHARE

Basic and diluted (loss)/earnings per share for the years ended December 31, 2018, 2019 and 2020 are calculated as follows:

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

(Loss)/profit for the year:	(6,176)	(5,645)	25,579	3,918

Weighted average number of common shares:
Basic and diluted	24,910,916	24,910,916	28,308,653	28,308,653

(Loss)/earnings per share:
Basic and diluted:	(0.25)	(0.23)	0.90	0.14
	(0.25)	(0.23)	0.90	0.14

The Company did not have any potential diluted shares throughout the years presented above. Accordingly, the diluted (loss)/earnings per share amounts are the same as the basic (loss)/earnings per share amounts.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

15.

DIVIDEND

No dividend was paid or declared by the Company for the years ended December 31, 2018, 2019 and 2020.

16.

RELATED PARTY BALANCES AND TRANSACTIONS

The consolidated financial statements include the financial statements of the Company and the subsidiaries listed in the following table:

	Place of incorporation / registration and operations	Nominal value of issued common / registered share capital (CNY)	Percentage of equity attributable to the Company		Principal activities
Name			Direct	Indirect
China Coal Mining Investment Limited	Hong Kong	*	100	—	Investment holding
FMH Corporate Services Inc.	United States	*	100	—	Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	*	—	100	Investment holding
Feishang Mining Holdings Limited	BVI	*	100	—	Investment holding
Feishang Yongfu Mining Limited	Hong Kong	*	—	100	Investment holding
Newhold Investments Limited	BVI	*	100	—	Investment holding
Pineboom Investments Limited	BVI	*	100	—	Investment holding
Shenzhen Feishang Management and Consulting Co., Limited (“Feishang Management”)	PRC/Mainland China	10,000	—	100	Provision of management and consulting services to other companies in the Group
Silver Moon Technologies Limited	BVI	1	80	—	Dormant
Sunwide Capital Limited	BVI	*	100	—	Dormant
Yangpu Lianzhong Mining Co., Limited	PRC/Mainland China	115,008	—	100	Investment holding
Yangpu Shuanghu Industrial Development Co., Limited	PRC/Mainland China	1,000	—	100	Investment holding
Yunnan Feishang Mining Co., Limited	PRC/Mainland China	50,000	—	100	Investment holding
Bayannaoer City Feishang Mining Company Limited	PRC/Mainland China	59,480	—	100	Exploration and development of lead mine

———————

*Insignificant

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions and balances with related companies:

(a)

Commercial transactions with related companies

		Year Ended December 31,
		2018	2019	2020	2020
		CNY	CNY	CNY	US$
	Notes
CHNR's share of office rental, rates and others to Anka Consultants Limited (“Anka”)	i	1,442	1,506	1,368	209
Feishang Management's share of office rental to Feishang Enterprise Group Co., Ltd. (“Feishang Enterprise”)	ii	166	166	166	25

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

16.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(a)

Commercial transactions with related companies (continued)

(i)

On April 1, 2017, the Company signed an office sharing agreement with Anka, a private Hong Kong company that is owned by two directors of the Company, which superseded all previously signed agreements between the companies, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka. In 2018, Anka’s lease with the unrelated landlord was extended for two years, from July 1, 2018 to June 30, 2020. Anka signed a new contract with the unrelated landlord in July 2020 for two years, to June 30, 2022.

(ii)

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management will share 40 square meters of the office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2020, which will expire on September 30, 2021.

(b)

Balances with related companies

The Company’s balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

		December 31,
		2019	2020	2020
		CNY	CNY	US$
	Notes
Current:
Payable to related companies:
Feishang Enterprise (a)	i	5,077	6,378	977
Anka Capital Limited (“Anka Capital”) (b)	iii	—	2,780	425
		5,077	9,158	1,402

Payable to the Shareholder:
Feishang Group (a)	ii	7,097	7,149	1,095
		7,097	7,149	1,095

Lease liabilities to related companies:
Feishang Enterprise (a)		287	—	—
Anka (b)		516	1,092	167
		803	1,092	167

———————

(a)

Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the beneficial shareholder of the Company.

(b)

Anka Capital and Anka are each jointly owned by Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

16.

RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)

Balances with related companies (continued)

(i)

The payable to Feishang Enterprise by Feishang Management represents the net amount of advance from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)

The payable to Feishang Group represents the net amount of advance from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iii)

The payable to Anka Capital by CHNR represents the net amount of advance from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(c)

Compensation of key management personnel of the Group

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

Wages, salaries and allowances	580	629	552	85
Housing subsidies	16	16	15	2
Contribution to pension plans	75	75	71	11
	671	720	638	98

The amounts disclosed in the table are the amounts recognized as expenses during the years related to key management personnel.

17.

EQUITY

(a)

Issued capital

	Year Ended December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

Authorized:
10,000,000 preferred shares, no par value	—	—	—	—
200,000,000 common shares, no par value	—	—	—	—

Issued and fully paid:
33,988,082 (2018 and 2019: 24,910,916) common shares, no par	312,081	312,081	390,297	59,764

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

17.

EQUITY (CONTINUED)

A summary of movements in the Company’s share capital is as follows:

	Number of shares	Share capital
		CNY	US$
At January 1, 2020	24,910,916	312,081	47,787
Issuance of shares (Note 7)	9,077,166	78,216	11,977
At December 31, 2020	33,988,082	390,297	59,764

(b)

Other capital reserves

Other capital reserves of the Group are mainly for issuance of shares, equity-settled share-based compensation, the exercise of stock options, the exercise of warrants, and deemed contribution from the Shareholder of the Company and related companies.

Upon the completion of the acquisition of shares of FARL and the issuance of the shares of the Company (Note 7) on August 17, 2020, the Company recognized other capital reserves amounting to CNY24,258 (US$3,714).

(c)

Dividend restrictions and reserves

Due to the Group's structure, the payment of dividends is subject to numerous controls imposed under PRC law, including foreign exchange control on the conversion of the local currency into United States dollars and other currencies.

In accordance with the relevant PRC regulations, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually. No amounts were appropriated to the general reserve and enterprise expansion reserve for the years ended December 31, 2018, 2019 and 2020.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

18.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The financial instruments of the Group primarily include cash, trade receivables, certain other current assets, trade payables, other payables and certain accrued liabilities, lease liabilities, amounts due to related companies, and an amount due to the Shareholder.

The Group is exposed to credit risk, foreign currency risk, business and economic risk and liquidity risk. The Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarized below.

(a)

Credit risk

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as of December 31, 2019 and 2020. The amounts presented are gross carrying amounts for financial assets.

December 31, 2019	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Total
	CNY	CNY	CNY	CNY

Trade receivables	3,956	—	—	3,956
Financial assets included in other receivables
- Normal*	33	—	—	33
- Doubtful*	—	—	—	—
Cash and cash equivalents
- Not yet past due	3,444	—	—	3,444
Total	7,433	—	—	7,433

December 31, 2020	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Total
	CNY	CNY	CNY	CNY

Financial assets included in other receivables
- Normal*	32	—	—	32
- Doubtful*	—	—	—	—
Cash and cash equivalents
- Not yet past due	2,450	—	—	2,450
Total	2,482	—	—	2,482

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

18.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)

Credit risk (continued)

December 31, 2020	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Total
	US$	US$	US$	US$

Financial assets included in other receivables
- Normal*	5	—	—	5
- Doubtful*	—	—	—	—
Cash and cash equivalents
- Not yet past due	375	—	—	375
Total	380	—	—	380

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

The Group sells copper ores to one customer in Mainland China. Trade receivables are typically unsecured and are mainly derived from revenue earned from the customer in Mainland China. The risk with respect to trade receivables is mitigated by credit evaluations that the Group performs on its customer and its ongoing monitoring of outstanding balances. The Group provides impairment for trade receivables primarily based on the aging of the balances and factors surrounding the customer’s creditworthiness. There was no balance of trade receivables as of December 31, 2020. No provision for impairment of trade receivables was made during the year ended December 31, 2019, since all the trade receivables were within the credit period.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

(c)

Business and economic risk

The Group's operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 40 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the political, economic and social conditions in the PRC. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

(d)

Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and adequate time deposits to meet its liquidity requirements in the short and long term.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

December 31, 2019	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	3,896	—	—	3,896
Other payables and accrued liabilities	—	1,600	—	—	1,600
Due to related companies	—	5,077	—	—	5,077
Due to the Shareholder	—	7,097	—	—	7,097
Lease liabilities	—	812	—	—	812
	—	18,482	—	—	18,482

December 31, 2020	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	100	—	—	100
Other payables and accrued liabilities	—	3,029	—	—	3,029
Due to related companies	—	9,158	—	—	9,158
Due to the Shareholder	—	7,149	—	—	7,149
Lease liabilities	—	753	376	—	1,129
	—	20,189	376	—	20,565

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

18.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(d)

 Liquidity risk (continued)

December 31, 2020	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade payables	—	15	—	—	15
Other payables and accrued liabilities	—	463	—	—	463
Due to related companies	—	1,402	—	—	1,402
Due to the Shareholder	—	1,095	—	—	1,095
Lease liabilities	—	115	58	—	173
	—	3,090	58	—	3,148

(e)

Equity price risk

Equity price risk is the risk that the fair values of equity securities decrease as a result of changes in the levels of equity indices and the value of individual securities.  The Group is exposed to equity price risk arising from individual equity investments included in financial assets at fair value through profit or loss (Note 7) as of December 31, 2020.  The Group’s listed investment is listed on the Hong Kong Stock Exchange and is valued at quoted market prices at the end of the reporting period.

The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows:

	December 31,	High/low
	2020	2020

Hong Kong – Hang Seng Index	27,231	29,175/ 21,139

The following table demonstrates the sensitivity to every 1% change in the fair values of the equity investments, with all other variables held constant and before any impact on tax, based on their carrying amounts at the end of the reporting period.

	Carrying amount of equity investments	Increase/ (decrease) in profit before tax	Increase/ (decrease) in equity*
2020	CNY	CNY	CNY

Investments listed in:
Hong Kong – Financial assets at fair value through profit or loss	138,674	1,387/ (1,387)	—

———————

* Excluding retained profits

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

18.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)

Equity price risk (continued)

	Carrying amount of equity investments	Increase/ (decrease) in profit before tax	Increase/ (decrease) in equity*
2020	US$	US$	US$

Investments listed in:
Hong Kong – Financial assets at fair value through profit or loss	21,234	212/ (212)	—

(f)

Capital management

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debt divided by total capital. Interest-bearing debt mainly includes lease liabilities. Capital includes total equity and interest-bearing debt. The gearing ratio was 1.1% as of December 31, 2020 (2019: minus 3.0%).

19.

FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as of the end of the reporting period are as follows:

Financial assets

December 31, 2019	Financial assets at amortized cost	Total
	CNY	CNY

Trade receivables	3,956	3,956
Financial assets included in other receivables	33	33
Cash and cash equivalents	3,444	3,444

	7,433	7,433

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

19.

FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Financial assets(continued)

December 31, 2020	Financial assets at fair value through profit or loss	Financial assets at amortized cost	Total
	Designated as such upon initial recognition
	CNY	CNY	CNY

Financial assets included in other receivables	—	32	32
Financial assets at fair value through profit or loss	138,674	—	138,674
Cash and cash equivalents	—	2,450	2,450

	138,674	2,482	141,156

December 31, 2020	Financial assets at fair value through profit or loss	Financial assets at amortized cost	Total
	Designated as such upon initial recognition
	US$	US$	US$

Financial assets included in other receivables	—	5	5
Financial assets at fair value through profit or loss	21,234	—	21,234
Cash and cash equivalents	—	375	375

	21,234	380	21,614

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

19.

FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Financial liabilities

December 31, 2019	Financial liabilities at amortized cost	Total
	CNY	CNY

Trade payables	3,896	3,896
Financial liabilities in other payables and accruals	1,600	1,600
Lease liabilities - current	803	803
Due to related companies	5,077	5,077
Due to the Shareholder	7,097	7,097

	18,473	18,473

December 31, 2020	Financial liabilities at amortized cost	Total
	CNY	CNY

Trade payables	100	100
Financial liabilities in other payables and accruals	3,029	3,029
Lease liabilities - current	745	745
Lease liabilities - non-current	347	347
Due to related companies	9,158	9,158
Due to the Shareholder	7,149	7,149

	20,528	20,528

December 31, 2020	Financial liabilities at amortized cost	Total
	US$	US$

Trade payables	15	15
Financial liabilities in other payables and accruals	463	463
Lease liabilities - current	114	114
Lease liabilities - non-current	53	53
Due to related companies	1,402	1,402
Due to the Shareholder	1,095	1,095

	3,142	3,142

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

20.

FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value

As of December 31, 2020	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	CNY	CNY	CNY	CNY

Financial assets at fair value through profit or loss	138,674	—	—	138,674

Total	138,674	—	—	138,674

As of December 31, 2020	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$

Financial assets at fair value through profit or loss	21,234	—	—	21,234

Total	21,234	—	—	21,234

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2019: Nil).

21.

COMMITMENTS

(a)

There was no capital commitment as of December 31, 2019 and 2020.

(b)

The Group has lease commitments in respect of premises under non-cancellable lease agreements for short-term leases with a lease term of less than 12 months. The future lease payments for the lease contracts are CNY124 (US$ 19) due within one year.

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

22.

SEGMENT INFORMATION

As of December 31, 2020, the Company had one operating segment: exploration and mining. Management monitors the results of the Group's operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit/loss, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group's profit/loss before tax except that head office and corporate expenses are excluded from such measurement.

For the year ended December 31, 2018, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total

Depreciation of property, plant and equipment	(63)	(4)	(67)
Operating loss	(1,523)	(4,684)	(6,207)
Interest income	1	25	26
Finance costs	(1)	6	5
Loss for the year	(1,523)	(4,653)	(6,176)
Capital expenditure	—	(5)	(5)

Total assets	527	7,216	7,743
Total liabilities	1,854	27,687	29,541

For the year ended December 31, 2019, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total

Revenues from external customers	12,969	—	12,969
Depreciation of property, plant and equipment	(62)	(4)	(66)
Depreciation of right-of-use assets	(34)	(1,153)	(1,187)
Operating loss	(963)	(4,636)	(5,599)
Interest income	1	15	16
Finance costs	(2)	(60)	(62)
Loss for the year	(964)	(4,681)	(5,645)
Capital expenditure	—	(5)	(5)

Total assets	4,268	4,030	8,298
Total liabilities	6,560	29,292	35,852

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

22.

SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2020, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total

Revenues from external customers	6,867	—	6,867
Depreciation of property, plant and equipment	(62)	(3)	(65)
Depreciation of right-of-use assets	—	(976)	(976)
Operating loss	(682)	(6,447)	(7,129)
Fair value gains on financial asset at fair value through profit or loss	—	31,334	31,334
Finance costs	(1)	(59)	(60)
Interest income	1	17	18
Income tax benefit	—	1,416	1,416
(Loss)/profit for the year	(682)	26,261	25,579
Capital expenditure	—	(9)	(9)

Total assets	39	142,389	142,428
Total liabilities	3,013	38,213	41,226

	US$
	Exploration and mining	Corporate activities	Total

Revenues from external customers	1,052	—	1,052
Depreciation of property, plant and equipment	(9)	(1)	(10)
Depreciation of right-of-use assets	—	(149)	(149)
Operating loss	(104)	(987)	(1,091)
Fair value gains on financial asset at fair value through profit or loss	—	4,798	4,798
Finance costs	—	(9)	(9)
Interest income	—	3	3
Income tax benefit	—	217	217
(Loss)/profit for the year	(105)	4,023	3,918
Capital expenditure	—	(1)	(1)

Total assets	6	21,803	21,809
Total liabilities	461	5,852	6,313

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

23.

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)

Changes in liabilities arising from financing activities

Year ended December 31, 2019	Due to related companies	Due to the Shareholder	Lease liabilities
	CNY	CNY	CNY

At January 1, 2019	4,041	6,973	1,803
Changes from financing cash flows	1,036	—	(1,060)
Foreign exchange movement	—	124	—
Interest expense	—	—	60

At December 31, 2019	5,077	7,097	803

Year ended December 31, 2020	Due to related companies	Due to the Shareholder	Lease liabilities
	CNY	CNY	CNY

At January 1, 2020	5,077	7,097	803
Changes from financing cash flows	4,081	462	(1,188)
New leases	—	—	1,439
Foreign exchange movement	—	(410)	—
Interest expense	—	—	38

At December 31, 2020	9,158	7,149	1,092

Year ended December 31, 2020	Due to related companies	Due to the Shareholder	Lease liabilities
	US$	US$	US$

At January 1, 2020	777	1,087	123
Changes from financing cash flows	625	69	(182)
New leases	—	—	220
Foreign exchange movement	—	(61)	—
Interest expense	—	—	6

At December 31, 2020	1,402	1,095	167

(b)

Total cash outflow for leases

	2019	2020	2020
	CNY	CNY	US$
Within operating activities	(46)	(56)	(9)
Within financing activities	(1,060)	(1,188)	(182)
	(1,106)	(1,244)	(191)

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

24.

SUBSEQUENT EVENTS

On January 20, 2021, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to issue and sell, (i) in a registered direct offering, up to an aggregate of 3,960,000 of common shares with no par value  of the Company at a per share purchase price of US$1.85 (the “Registered Offering”), and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,584,000 common shares of the Company, for gross proceeds of approximately US$7.3 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. The Registered Offering was closed on January 22, 2021.

25.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2019	2020	2020
	CNY	CNY	US$

ASSETS
NON-CURRENT ASSETS
Right-of-use assets	—	1,079	165

CURRENT ASSETS
Amounts due from subsidiaries	15,816	9,404	1,441
Cash and cash equivalents	811	58	9
Financial assets at fair value through profit or loss	—	138,674	21,234

TOTAL CURRENT ASSETS	16,627	148,136	22,684

TOTAL ASSETS	16,627	149,215	22,849

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

25.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY(CONTINUED)

CONDENSED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

	December 31,
	2019	2020	2020
	CNY	CNY	US$

LIABILITIES AND EQUITY
NON-CURRENT LIABILITIES
Lease liabilities	—	347	53
Deferred tax liabilities	—	9,964	1,526

TOTAL NON-CURRENT LIABILITIES	—	10,311	1,579

CURRENT LIABILITIES
Other payables and accrued liabilities	1,462	2,273	347
Lease liabilities	—	745	114
Due to the Shareholder	7,097	7,149	1,095
Due to related companies		2,780	425

TOTAL CURRENT LIABILITIES	8,559	12,947	1,981

TOTAL LIABILITIES	8,559	23,258	3,560

EQUITY
Issued capital	290,179	368,395	56,411
Other capital reserves	823,581	847,839	129,826
Accumulated losses	(1,095,446)	(1,074,563)	(164,543)
Other comprehensive loss	(10,246)	(15,714)	(2,405)

TOTAL EQUITY	8,068	125,957	19,289

TOTAL LIABILITIES AND EQUITY	16,627	149,215	22,849

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except share and per share data)

25.

CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED STATEMENTS OF PROFIT OR LOSS

	December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

Administrative expenses	(3,794)	(3,814)	(5,243)	(803)
Finance costs	—	—	(38)	(6)
Interest income	—	1	—	—
Fair value gains on financial asset at fair value through profit or loss	—	—	31,334	4,798
(Loss)/profit before income tax	(3,794)	(3,813)	26,053	3,989
Income tax expense	—	—	(5,170)	(792)
(Loss)/profit for the year	(3,794)	(3,813)	20,883	3,197

CONDENSED STATEMENTS OF CASH FLOWS

	December 31,
	2018	2019	2020	2020
	CNY	CNY	CNY	US$

Net cash flows used in operating activities	(5,200)	(3,294)	(3,269)	(501)
Net cash flows from/(used in) investing activities	10,243	(21)	(216)	(33)
Net cash flows (used in)/from financing activities	(15,811)	—	1,982	303
NET DECREASE IN CASH	(10,768)	(3,315)	(1,503)	(231)
CASH AT BEGINNING OF THE YEAR	13,912	4,122	811	124
Net foreign exchange differences	978	4	750	116
CASH AT END OF THE YEAR	4,122	811	58	9

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require the presentation of condensed financial information as to the financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons, accounted for by the equity method, together exceed 25 percent of the consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2020, CNY12.99 million (US$1.99 million) of the restricted capital and reserves were not available for distribution, and therefore, the condensed financial information of the Company has been presented for the years ended December 31, 2018, 2019 and 2020.

In the parent-company-only financial statements, the Company's investments in subsidiaries are stated at cost less accumulated impairment. The carrying amount of the investment in subsidiaries as of December 31, 2019 and 2020 was nil. The parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

The Company does not have any significant commitments or long-term obligations as of any of the years presented, except for those disclosed in the consolidated financial statements.

During the years ended December 31, 2018, 2019 and 2020, no cash dividends were declared and paid by the Company.