Form 20-F
period 2021-12-31
CHINA NATURAL RESOURCES INC
filed 2022-05-17
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2021
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

01185228107205

zhuyouyi@chnr.net

(Name, telephone number, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares, without par value	CHNR	NasdaqC apital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 40,948,082 common shares as of December 31, 2021.

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (•232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒	Emerging Growth Company ☐

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
By the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

ii

CONVENTIONS

Unless otherwise specified, all references in this Annual Report to “U.S. Dollars,” “Dollars,” “US$,” or “$” are to United States dollars; all references to “HK$” are to Hong Kong dollars; and all references to “Renminbi,” “RMB” or “CNY” are to Chinese Yuan, which is the lawful currency of the People’s Republic of China. The accounts of the Company and its subsidiaries are maintained in Hong Kong dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars, and from Hong Kong dollars to U.S. Dollars, are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “CNY Exchange Rate”) as quoted by www.ofx.com on December 31, 2021, which was US$1.00 = CNY6.3559. Translations from Hong Kong dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2021, and from Hong Kong dollars to Renminbi have been made at the single rate of exchange as quoted by www.ofx.com on December 31, 2021, which was HK$1.00 = CNY0.8151. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

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

iii

References to the “Group” are to the Company and its direct and indirect subsidiaries.

References to “HK” or “Hong Kong” are to Hong Kong Special Administrative Region.

References to “IFRS” or “IFRSs” are to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

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

References to “PST Technology” are to Precise Space-Time Technology Limited, a Hong Kong company and a wholly owned subsidiary of CHNR.

References to the “Related-Party Debtholders” are to the companies affiliated with Mr. Li Feilie, CHNR’s principal beneficial owner, including without limitation, Feishang Enterprise and Feishang Group.

References to “Shanghai Onway” are to Shanghai Onway Environmental Development Co., Limited, a company organized in the PRC and a 51%-owned subsidiary of Shenzhen Qianhai.

References to “Shaoguan Angrui” are to Shaoguan Angrui Environmental Technology Development Co., Limited, a company organized in the PRC and a 55%-owned subsidiary of Shanghai Onway.

References to “shareholders” of CHNR are to the members of the Company. “Members” under BVI law are the equivalent of “shareholders” under the laws of the several states of the United States.

References to “Shenzhen New PST” are to Shenzhen New Precise Space-Time Technology Co., Limited, a company organized in the PRC and a wholly owned subsidiary of PST Technology.

References to “Shenzhen Qianhai” are to Shenzhen Qianhai Feishang Environmental Investment Co., Limited, a company organized in the PRC and a wholly owned subsidiary of Shenzhen New PST.

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

References to “Zhejiang Xinyu” are to Zhejiang Xinyu Environmental Technology Co., Limited, a company organized in the PRC and a wholly owned subsidiary of Shanghai Onway.

iv

Forward-Looking Statements

This Annual Report contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “possible,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. These statements appear in a number of places in this Annual Report and include, without limitation, statements regarding the belief and current expectations of the Company, its directors or its officers with respect to the Company’s policies regarding its business development, investments, dispositions, financings, conflicts of interest and other matters, and trends affecting the Company’s financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are:

•	uncertainties regarding the governmental, economic and political circumstances in the PRC;
•	the impact on the Company’s financial position, growth potential and business of an investment in the wastewater treatment sector of the PRC generally and in PST Technology and Shanghai Onway specifically;
•	the experience, supply chain and customer relationships and market insights of the PST Technology team, the growth potential of the wastewater treatment and environmental protection industries in the PRC;
•	our ability to successfully integrate the operations of PST Technology and realize the expected benefits of its acquisition;
•	possible downturns in the PRC wastewater treatment industry or other sectors that the Company may invest in;
•	uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives, including in the healthcare and other non-natural resources sectors;
•	uncertainties associated with metal price volatility;
•	uncertainties concerning the viability of mining and estimates of reserves at the Company’s Wulatehouqi Moruogu Tong Mine (the “Moruogu Tong Mine”) in Inner Mongolia;
•	uncertainties regarding our ability to acquire a mining permit and to extract mineral reserves located in the Moruogu Tong Mine in an economically feasible manner;
•	uncertainties related to our ability to fund operations and capital expenditures;
•	uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine;
•	uncertainties regarding the impact of the novel coronavirus 2019 (“COVID-19”) pandemic on domestic PRC and global economic conditions, demand for the mineral reserves that we may locate or extract, our workforce, whether due to illness or restrictions on movement, and on the price of our common shares;
•	uncertainties regarding our ability to successfully operate and compete within the wastewater treatment industry in the PRC;
•	uncertainties related to possible future increases in operating expenses;
•	the fluctuations of interest rates and foreign exchange rates;
•	the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules;
•	uncertainties related to the political situation between the PRC and the United States, the implementation by the Securities and Exchange Commission (the “SEC”) of more stringent disclosure and/or other requirements for companies located in the PRC, potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; and
v

•	other risks detailed from time to time in the Company’s filings with the SEC, including without limitation the information set forth in Item 3.D. of this Annual Report under the heading “Risk Factors.”

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

Market and Industry Data

This Annual Report includes market, economic, and industry data as well as certain statistics and information relating to our business, markets, and other industry data, which we obtained or extrapolated from industry publications, generated through internal estimates, our review and analysis of market conditions, surveys, customer feedback, and reports provided by various statistics providers, market research organizations, and others. While we believe that such data is reliable, we have not independently verified such data and cannot guarantee the accuracy or completeness thereof. Additionally, we cannot assure you that any of the assumptions underlying these statements are accurate or correctly reflect our position in the industry, and not all of our internal estimates have been verified by any independent sources. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze, or compute market data would obtain the same results.

vi

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We are not a Chinese operating company but a BVI holding company with operations conducted by our subsidiaries established in the PRC and Hong Kong, and which owns equity interests, directly or indirectly, of the operating subsidiaries. See “Item 4.C. INFORMATION ON THE COMPANY – Organizational Structure” for further information regarding our subsidiaries’ names, places of incorporation, and equity ownership. We are subject to legal and operational risks associated with being based in the PRC and Hong Kong and having all of our operations in the PRC, discussed in greater detail below. The Chinese government may intervene or influence the operation of our Hong Kong subsidiaries and PRC subsidiaries and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Risk Factor Summary

Risks Relating to Our Acquisition of PST Technology

•	We incurred substantial costs in our recent acquisition of PST Technology, and our future investments and integration costs in connection with the acquisition may prove higher than we anticipate.
•	The integration of PST Technology may create strains on our management and operational resources, disrupt our business and adversely affect our operating results.
•	Our business will be impacted by risks applicable to PST Technology and Shanghai Onway.

Risks Relating to Our Rural Wastewater Treatment Activities in the PRC

•	Risks associated with the collection, treatment and disposal of wastewater may impose significant costs and liabilities.
•	We could incur significant costs for violations of applicable environmental laws and regulations, and new environmental regulations could result in higher operating costs in the future.
•	We are subject to risks associated with operating cost inflation and potential cost overruns.
•	Supply chain issues, including shortages of equipment and construction supplies, could increase our costs or cause delays in our ability to complete projects.
•	Our results of operations could be adversely affected by labor shortages, turnover and labor cost increases.
1

•	Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation.
•	The rural wastewater treatment industry is highly dependent upon the policies of the PRC government, and any unforeseen changes in future government policies could adversely affect our operations.
•	In the PRC, the environmental protection industry is fragmented and highly competitive, and there is no assurance that we will be able to compete successfully, especially if significant technological breakthroughs occur.
•	Tight local government budgets and delayed payments has in the past and may in the future adversely affect our cash flows.

Risks Relating to Our Mine Exploration Activities in Inner Mongolia

•	The Moruogu Tong Mine is in the exploration stage.
•	The northern part of Moruogu Tong Mine is currently being explored under an agreement that reduces our share in any future profits.
•	Any estimates of the reserves contained in the Moruogu Tong Mine may be inaccurate.
•	There are no assurances that we can produce minerals on a commercially viable basis.
•	Volatility in the market prices of metals may adversely affect the results of our operations.
•	We are subject to government regulations in various aspects of our exploration activities and our failure to comply with applicable government regulations could adversely affect us.
•	We do not have binding agreements with customers to purchase any future output of metals.

Risks Relating to Additional Acquisitions and Expansion into Other Sectors

•	We may acquire other businesses or form joint ventures that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.
•	Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of management, and could disrupt our business, dilute stockholder value and adversely affect our business, results of operations, and financial condition.
•	We may become subject to additional extensive and evolving regulatory requirements, noncompliance with which, or changes in which, may materially and adversely affect our business and prospects.

Risks Relating to Our Financial Condition and Business

•	We have incurred losses from operations in each of the preceding three fiscal years and there is no assurance that we will generate profits from operations in the future.
•	We currently generate revenues from water treatment operations and have ceased our trading of copper ore. We will continue to incur operating expenses in connection with our exploratory activities and wastewater treatment operations.

Risks Relating to Our PRC Operations and Doing Business in the PRC

•	Changes in China’s economic, political or social conditions or government policies could adversely affect our business and operations, and uncertainties with respect to the PRC legal system could adversely affect us.
•	PRC laws and regulations governing our current business operations are sometimes vague and uncertain.
•	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries.
•	Inflation in the PRC, or a slowing PRC economy, could negatively affect our profitability and growth.
•	Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.
•	Governmental control of currency conversion may affect payment of any dividends or foreign currency denominated obligations, and the value of your investment.
•	The Public Company Accounting Oversight Board (“PCAOB”) is currently unable to inspect our auditor in relation to their audit work; our common shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (“HFCAA”) in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted.
•	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
•	If we fail to protect our intellectual property rights, it could harm our business and competitive position.
•	PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
•	The approval of and/or filing with the China Securities Regulatory Commission (“CSRC”) or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
•	We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
2

•	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
•	Failure to make adequate contributions to mandatory social security plans as required by PRC laws may subject us to penalties.
•	Enforcement of stricter labor laws and regulations may increase our labor costs.
•	If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

Risks Relating to Foreign Private Issuer Status

•	Because our assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.
•	Our status as a “foreign private issuer” results in less information being available about us.
•	Due to our status as a “foreign private issuer,” we have adopted IFRS accounting principles, which are different from accounting principles under U.S. generally accepted accounting principles (“U.S. GAAP”).
•	As a “foreign private issuer” we are not subject to certain requirements that other Nasdaq-listed issuers are required to comply with, some of which are designed to provide information to and protect investors.

Risks Relating to Our Common Shares

•	You may experience dilution to the extent that our common shares are issued upon the exercise of outstanding warrants or other securities that we may issue in the future.
•	Our principal beneficial owner and his affiliates control us through their stock ownership; and their interests may differ from those of other shareholders.
•	The rights of our shareholders are governed by BVI law, which may not be as favorable to shareholders as U.S. law, and our directors may take actions with which you disagree without first receiving shareholder approval.
•	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

Risks Relating to the Ongoing COVID-19 Pandemic

•	COVID-19 has disrupted our operations, may further disrupt our operations or adversely affect our operations and financial position in the future, and may exacerbate the various other Risk Factors that we face.

Risks Relating to Our Acquisition of PST Technology

We incurred substantial costs in our recent acquisition of PST Technology, and our future investments and integration costs in connection with the acquisition may prove higher than we anticipate. As a result, we may not realize the expected benefits as and when anticipated or at all.

In July 2021, we acquired PST Technology for consideration of three million of the Company’s newly issued restricted common shares, 120 million shares of FARL, and approximately CNY10.3 million (US$1.6 million). Through our acquisition of PST Technology, we obtained a 51% equity interest in Shanghai Onway, a company principally engaged in services related to rural wastewater treatment. In addition to the purchase price, we incurred significant non-recurring expenses in connection with the acquisition, including legal, accounting, financial advisory, integration planning and other expenses, and have incurred and expect to continue to incur integration costs arising out of this transaction.

The synergies expected to arise from the acquisition across a number of areas, including operations and realizing efficiencies in the supply chain, customer relationships and community relationships, may not be achieved in the near term or at all, and if achieved, may not be sufficient to offset the costs associated with the acquisition. The acquisition and integration of PST Technology may also result in material unanticipated expenses and liabilities, and we may record impairment charges in connection therewith if the anticipated benefits of the acquisition fail to realize. If we fail to realize the expected benefits of the acquisition or incur additional unanticipated costs, our business, results of operations and financial condition could be adversely affected.

The integration of PST Technology may create strains on our management and operational resources, disrupt our business and adversely affect our operating results.

Challenges associated with the integration of PST Technology include the following:

•	assimilating accounting, management, information, human resource and other administrative systems;
•	integrating and retaining key employees; and
•	maintaining internal controls, procedures and policies at standards appropriate for a public company.

We expect that our acquisition of PST Technology will continue to require significant attention and resources from our management team and workforce, including our operations, accounting, and human resource units. Devoting management’s resources to the integration of PST Technology means that these resources will be redeployed to varying degrees from other activities, which may have an adverse impact on our financial condition or results of operations. For example, to the extent our management is involved in integrating PST Technology, they may be unable to devote sufficient time to developing and scaling Shanghai Onway’s operations, overseeing future mine exploration activities or seeking opportunities to enter the healthcare or other sectors in the PRC. Further, any difficulties that management faces in assimilating or integrating the internal controls, technologies, accounting systems, personnel or operations of PST Technology could adversely affect our operating results.

Our business will be impacted by risks applicable to PST Technology and its majority-owned subsidiary, Shanghai Onway.

The results of PST Technology are consolidated with ours, on a pooling of interest accounting basis, our results are subject to risks and uncertainties affecting its business and that of Shanghai Onway, as outlined elsewhere in these Risk Factors. In our review of PST Technology in connection with the acquisition, we may have failed to identify or fully prepare for all of the problems, liabilities or other shortcomings or challenges facing its business, including issues related to compliance with environmental regulations, information security practices and employment practices. To the extent unexpected liabilities arise, our recourse will be limited and our remedies may not be adequate to offset such liabilities. As a result, any such liabilities could have a material adverse effect on us.

Risks Relating to Our Rural Wastewater Treatment Activities in the PRC

Risks associated with the collection, treatment and disposal of wastewater may impose significant costs and liabilities.

The wastewater collection, treatment and disposal operations of Shanghai Onway’s subsidiary, Shaoguan Angrui, involve various unique risks. If collection or treatment systems fail, overflow, or do not operate properly, untreated wastewater or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages. This risk is most acute during periods of substantial rainfall or flooding, which are common causes of sewer overflow and system failure. Our wastewater systems may also be vulnerable to disability or failure as a result of physical or cyber-attacks, acts of war or terrorism, vandalism or other causes. Liabilities resulting from such damages, injuries or system failures could materially and adversely affect our results of operations and financial condition.

We could incur significant costs for violations of applicable environmental laws and regulations, and new environmental regulations could result in higher operating costs in the future.

Our wastewater treatment services are governed by various national and local environmental protection, health and safety laws and regulations concerning, among other things, discharge standards, the design, manufacturing and installation of small-scale domestic wastewater treatment equipment and the operation and maintenance of collection systems and treatment facilities. If we violate any applicable environmental laws and regulations, we could be subject to substantial fines or otherwise sanctioned, and we may be required to incur significant expenses to remediate any such violation. Additionally, environmental health and safety laws are complex and change frequently, and the introduction of any new or stricter standards could increase our operating costs or materially adversely impact our ability to continue operations.

We are subject to risks associated with inflation and potential cost overruns. If we are unable to accurately estimate our project costs, our profitability could suffer.

The engineering, procurement and construction (“EPC”) activities of Shanghai Onway subject us to risks associated with cost overruns. Our EPC projects related to rural wastewater treatment are largely carried out on a fixed-price basis according to a predetermined timetable. Under such fixed-price contracts, we retain all cost savings on completed contracts but are also liable for the full amount of all cost overruns. The pricing of fixed-price contracts is crucial to our profitability, as is our ability to quantify risks to be borne by us and to provide for contingencies in the contract accordingly. If our estimates prove inaccurate or if circumstances change due to, among other things, unanticipated conditions or technical problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, inclement or hazardous weather conditions, changes in cost of equipment or materials or our suppliers’ or subcontractors’ inability to perform, then cost overruns and delays in performance are likely to occur. We may not be able to obtain compensation for additional work performed or expenses incurred or may be delayed in receiving necessary approvals or payments. If we were to significantly underestimate the costs on one or more significant contracts, the resulting losses could have a material adverse effect on our business, operating results, cash flows or financial condition.

Supply chain issues, including shortages of equipment and construction supplies, could increase our costs or cause delays in our ability to complete our EPC projects, which could have an adverse impact on our business and our relationships with customers.

We rely on our supply chain for equipment and construction supplies in order to complete our EPC projects. A reduction or interruption in supply, including disruptions due to the COVID-19 pandemic, a significant natural disaster, shortages in global freight capacity, significant increases in the price of critical components and raw materials, a failure to appropriately forecast or adjust our requirements based on our business needs, or volatility in demand for our services could materially adversely affect our business, operating results, and financial condition and could materially damage customer relationships. In the event of supply disruptions from suppliers or subcontractors, we may not be able to diversify our resources for such materials or services in a timely manner or may experience quality issues with alternate sources. Our growth and ability to meet demand depend in large part on our ability to obtain timely deliveries of raw materials, plant components and equipment from our suppliers, and significant disruptions in their supply could materially adversely affect our business, operating results, and financial condition and could damage customer relationships.

Our results of operations could be adversely affected by labor shortages, turnover and labor cost increases.

Labor is crucial to the EPC component of our rural wastewater treatment business. A number of factors may adversely affect the labor force available or increase labor costs from time to time, including high employment levels and government regulations. A sustained labor shortage or increased turnover rates within our employee base, whether caused by COVID-19 or general macroeconomic factors, could lead to increased costs, such as increased wage rates to attract and retain employees, and could negatively affect our ability to complete our EPC projects according to the required schedule or otherwise efficiently operate our business. If we are unable to hire and retain employees capable of performing at a high level, our business could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse impact on our operations, results of operations, liquidity or cash flows.

Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation.

Because our employees are often in close proximity with mechanized equipment, moving vehicles and dangerous manufacturing processes, our EPC work sites are potentially dangerous workplaces. Therefore, safety is critical to our performance. We are often responsible for safety on the project sites where we work. Unsafe work conditions also can increase employee turnover, which increases project costs and our overall operating costs. If we fail to implement effective safety procedures, our employees could be injured, the completion of a project could be delayed or we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of EPC projects or customers.

The rural wastewater treatment industry is highly dependent upon the policies of the PRC government, and any unforeseen changes in future government policies could adversely affect our operations.

The rural wastewater treatment industry, and the environmental protection industry in general, are highly dependent upon the national policies of the PRC. The PRC government encourages the development of the environmental protection industry in three main ways: (i) subsidies; (ii) direct participation in environmental protection investment and operations; and (iii) forcing enterprises to increase investment in environmental pollution prevention and controls through legislation and law enforcement. Therefore, demand in the environmental protection industry is largely driven by government policies, and any unforeseen changes in future government policies could considerably alter the market dynamics of the industry and adversely affect our operations.

In the PRC, the environmental protection industry is fragmented and highly competitive, and there is no assurance that we will be able to compete successfully, especially if significant technological breakthroughs occur.

In recent years, the PRC environmental protection industry has grown quickly. The larger market has also attracted a large number of new participants, which has resulted in increasingly intense market competition. Our competitors in the rural wastewater treatment sector include both large environmental protection groups and regional small and medium-sized private enterprises. New technologies may be developed by these competitors or others at any time. In addition, environmental protection engineering and operation projects have certain regional entry barriers, as the natural conditions, composition of wastewater and discharge standards in each region are usually different. When certain regions already have established wastewater treatment systems built by existing service providers, there will be little space for new competitors to enter. This means there are considerable barriers to securing orders across regions if and when Shanghai Onway expands beyond its current operations in Zhejiang province, Jiangsu province, Shanghai and Guangdong province. There is no assurance that we will be able to compete successfully, which may adversely affect our results of operations.

Tight local government budgets and delayed payments have in the past and may in the future adversely affect our cash flows.

The PRC government has recently attached great importance to environmental protection, which has led to an increasing number of environmental protection projects funded by local governments. The rapid growth of the number of projects funded by local governments could financially pressure local governments, and impact their ability or inclination to pay for environmental protection projects in a timely manner, or at all. We have in the past and may in the future had delays in payments from our clients and had to write off receivables, which has and may adversely affect our cash flows.

Risks Relating to Our Mine Exploration Activities in Inner Mongolia

The Moruogu Tong Mine is in the exploration stage and we may not generate revenues from our mining-related activities for the foreseeable future.

One of our operating subsidiaries, Bayannaoer Mining, is in the exploration stage at the Moruogu Tong Mine located in the Inner Mongolia Autonomous Region of the PRC, and, at this stage, we cannot predict whether ore can be mined on a profitable basis. During the exploration stage, a mine incurs operating expenses but does not generate revenues. We intend to fund mine exploration on the southern part of Moruogu Tong Mine through borrowings from related parties or cash on hand. Pursuant to Bayannaoer Mining’s mutual cooperation agreement (the “Cooperation Agreement”) with Bayannaoer Jijincheng Mining Co., Ltd. (“Jijincheng Mining”), Jijincheng Mining is currently running the exploration program for the northern part of Moruogu Tong Mine. To date, the exploration program of the northern part has indicated the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. However, Jijincheng Mining may terminate the Cooperation Agreement if no resources are discovered in three consecutive drilling holes or in 50% of the drilling holes, in which case we may be unable to find a suitable replacement partner or source of funds. Accordingly, as of the date of this Annual Report, Jijincheng Mining may terminate the Cooperation Agreement. At this stage of exploratory activities, we cannot predict whether sufficient ore of acceptable quality will be found at the Moruogu Tong Mine to warrant further exploration and/or extraction.

The Moruogu Tong Mine is currently being explored under an agreement that effectively reduces our share in any future profits from mineral extraction at the mine.

On August 20, 2017, Bayannaoer Mining entered into the Cooperation Agreement with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support for the operating expenses of the northern part of Moruogu Tong Mine during the exploration stage, and the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. According to the Cooperation Agreement, Jijincheng Mining is responsible for engaging the exploration team and providing the required funding. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for the northern part of Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration work conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling work beyond the first 10 drilling holes in the cooperative exploration project. As of the date of this Annual Report, 21 holes have been drilled using funding provided by Jijincheng Mining pursuant to the Cooperation Agreement. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration work, remain to be negotiated between the parties. There is no assurance that the details of the arrangement that remain to be negotiated will be resolved in a manner satisfactory to the Company. Moreover, because the Cooperation Agreement provides us with a minority interest in the resources discovered as part of the cooperative exploration project, we will not be able to enjoy the full economic benefits of the resources we discover in the northern part of Moruogu Tong Mine for the duration of the Cooperation Agreement.

Any estimates of the reserves contained in the Moruogu Tong Mine may be based upon protocols not generally recognized in the United States and the various assumptions underlying our estimates may be inaccurate.

The Moruogu Tong Mine is the subject of a geological survey prepared in conformity with procedures and protocols recognized in the PRC. These procedures and protocols are different from those generally recognized in the United States. In addition, reserve estimation is an interpretive process based upon available data and various assumptions that are believed to be reasonable, and the economic value of ore reserves may be adversely affected by price fluctuations in the metals markets, reduced recovery rates or a rise in production costs as a result of inflation or other technical problems arising in the course of extraction. If the assumptions upon which we conduct the reserve study prove to be inaccurate, we may reach incorrect conclusions as to the nature and extent of resources present at the Moruogu Tong Mine, and we may not be able to generate revenues from the Moruogu Tong Mine in an amount that would lead to such activities being profitable or at all.

There are no assurances that we can produce minerals on a commercially viable basis.

The Company’s ability to generate revenue and profit from the Moruogu Tong Mine is expected to occur, if at all, through the exploration, evaluation, development and operation of that property. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined at a given facility, the proximity of the mineral deposits to refining facilities, and the market price of the minerals at the time of sale. There is no assurance that our current or future exploration programs or any acquisitions will result in the identification of deposits that can be mined profitably.

Volatility in the market prices of metals may adversely affect the results of our operations.

The market prices of lead, silver and other metals have experienced significant volatility in recent years. Market prices depend upon many factors beyond our control, which include industry specific factors such as supply and demand and the level of customer inventories, as well as factors such as local and world-wide general economic conditions and disruptions caused by unforeseen domestic or international crises such as the global outbreak of COVID-19, or geopolitical tensions, including the ongoing military conflict between Russia and Ukraine. The uncertainties surrounding the market prices of metals and the costs of extraction may adversely affect our ability to operate on a profitable basis if our mining exploration proves fruitful.

In 2020, metal prices were hit hard by the outbreak of the COVID-19 pandemic. During 2021, major economies were all on track for recovery and achieved different levels of economic growth. This, combined with massive quantitative easing, led to a strong and even overheated commodity market worldwide. The above resulted in high volatility in the market prices of lead, silver and copper. See “Item 4.B. INFORMATION ON THE COMPANY – Business Overview – Lead, Silver and Copper Industry and Market” for information on the historical prices in 2021 and prior years. In 2021, the Shanghai Futures Exchange (“SHFE”) lead price hit a low of CNY14,055 (US$2,211) per ton and a high of CNY16,420 (US$2,583) per ton, the SHFE silver price reached a low of CNY4,588 (US$ 722) per kilogram (“kg”) and a high of CNY6,085 (US$957) per kg, and the SHFE copper price hit a low of CNY56,860 (US$8,944) per ton and a high of CNY78,270 (US$12,312) per ton, each reflecting high volatility. The extent to which demand and prices will be supported in the future is highly uncertain, as the impact of the ongoing COVID-19 pandemic continues to cause disruptions to the global economy and to business activities at all levels, and there remains uncertainty on how soon the COVID-19 pandemic will be controlled globally and global economic activities rebound to pre-COVID-19 pandemic levels, if ever. Any widespread resurgence of COVID-19 or other pandemics, or further geopolitical tensions, could significantly and adversely impact market sentiment and the broader economy. Monetary policies of major economies will also have significant impacts on the commodity markets. Therefore, demand and price volatility in the commodity markets may continue for a prolonged period or further deteriorate, which may adversely affect our ability to sell minerals from the Moruogu Tong Mine on a profitable basis.

We are subject to government regulations in various aspects of our exploration activities and our failure to comply with applicable government regulations could adversely affect us.

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

While we believe there is a robust market for lead, silver and other metals not only in China but also in other countries (although our operations are currently limited to the PRC and we are not currently producing any metals), we do not currently have any commitments from any customers to purchase any future output of metals. As a result, we may not be able to sell any metals that we are able to successfully extract at prices that are acceptable to us or at all.

Risks Relating to Additional Acquisitions and Expansion into Other Sectors

We may acquire other businesses or form joint ventures that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

We are actively seeking opportunities to enter the healthcare industry in the PRC, as well as other potentially attractive opportunities; however, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing infrastructure. In addition, in the event we acquire any existing businesses we could assume unknown or contingent liabilities.

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

To finance any acquisitions or joint ventures, we may choose to issue common shares, or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing shareholders or provide rights to such target shareholders in priority over our common shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using stock as consideration.

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

As part of our growth strategy, we may acquire or invest in other businesses, assets or technologies that are outside of the sectors we have historically operated in but fit within our strategic goals. Any acquisition or investment may divert the attention of management and require us to use significant amounts of cash, issue dilutive equity securities or incur debt. We have limited experience in acquiring other businesses. In addition, we may be exposed to unknown risks, any of which could adversely affect our business, results of operations, and financial condition, including risks arising from:

•	difficulties in integrating the operations, technologies, product or service offerings, administrative systems, and personnel of acquired businesses, especially if those businesses operate outside of our core competency or geographies in which we currently operate;
•	potential loss of key employees of the acquired business;
•	inability to maintain key business relationships and reputation of the acquired business;
•	litigation arising from the acquisition or the activities of the acquired business, including claims from terminated employees, customers, former stockholders or other third parties;
•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license, or increase our risk of liability;
•	complications in the integration of acquired businesses or diminished prospects, including as a result of the impacts of the COVID-19 pandemic and its global economic effects;
•	failure to generate the expected financial results related to an acquisition in a timely manner or at all;
•	failure to accurately forecast the impact of an acquisition transaction; and
•	implementation or remediation of effective controls, procedures, and policies for acquired businesses.

These risks may also arise in connection with our recently acquired subsidiary, PST Technology, and its subsidiaries.

Because a majority of our management’s prior business experience has been limited to industries outside of the healthcare space, they may lack the necessary experience to assess a business combination with a target business in that industry.

A significant portion of our management’s prior business experience has been limited to industries outside the healthcare space. As we explore opportunities in new industries, we have been considering opportunities in the healthcare sector. Mr. Zou Yu and Dr. Peng Wenlie are the only members of our management who have experience in the healthcare sector, and we are reliant on their expertise for finding an attractive business combination or joint venture. If we locate an attractive business combination that is unrelated to the industries our management has worked with, our management may not have the necessary experience to adequately assess the merits or risks of the industries or segments in which the business operates. In addition, our management may not have the necessary experience to operate such acquired business successfully.

We may become subject to additional extensive and evolving regulatory requirements, noncompliance with which, or changes in which, may materially and adversely affect our business and prospects.

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

The regulations relating to healthcare sector in the PRC are evolving, and their interpretation and potential enforcement present significant uncertainty. As a result, under certain circumstances, it may be difficult to determine what actions or omissions would be deemed to be in violation of the applicable laws and regulations. These uncertainties entail risks that may materially and adversely affect our business prospects. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that future laws and regulations would not render any operations that we engage in noncompliant or that we will always be in full compliance with applicable laws and regulations. Compliance with future laws and regulations may require us to change our business model and practices at an undeterminable and possibly significant financial cost. These additional monetary expenditures may increase future overhead, which may, in turn, have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, the introduction of new services and products, or the entry into other sectors, may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate permits, licenses or certificates as well as expending additional resources to monitor developments in the relevant regulatory environment. Failure to adequately comply with these additional laws and regulations may delay, or possibly prevent, some of our products or services from being offered, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Financial Condition and Business

We have incurred losses from operations in each of the preceding three fiscal years of 2019, 2020 and 2021 and there is no assurance that we will generate profits from operations in the future.

For the three years ended December 31, 2019, 2020 and 2021, we incurred operating losses of CNY4.26 million, CNY14.71 million, and CNY 23.73 million (US$3.73 million), respectively. Our operating losses mainly represent administrative expenses such as legal and professional fees, as well as our cost of sales and estimated uncollectible receivables. Any future profitability will be dependent upon many factors, including our successful integration and profitable operations of the newly acquired rural wastewater treatment business; our ability to fund our exploration and operating expenses, successfully produce metal outputs, and sell our production output to third parties; and the successful execution of our plans to pivot to another industry such as healthcare. Other factors, such as uncertainty over the demand and market price for lead, silver and other metals, or the availability of attractive acquisition targets in other industries, are outside of our control. There is no assurance that we will be successful in our efforts to achieve profitability, and we expect to incur significant losses for the foreseeable future. We can provide no assurance to investors that we will achieve profitable operations in the future.

We will have to fund operating expenses from other sources until we are able to generate sufficient revenue to pay them.

We have ceased our trading of copper ore, which was our sole revenue generating activity prior to the acquisition of PST Technology, which generated losses from operations over each of the past three fiscal years, and we have generated revenues from our current operations in recent periods. We will continue to incur operating expenses in connection with our exploratory activities and wastewater treatment operations, and we intend to fund those expenses with the proceeds of loans from our Related-Party Debtholders, if available, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary and available, further bank borrowings. We may incur substantial expenses in connection with developing our current operations or identifying an additional focus for our business. There is no assurance that we will be able to secure amounts sufficient to fund our operating expenses until such time as we are able to generate revenues sufficient to pay those expenses.

The loss of key personnel could affect our business and prospects.

We believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and prospects for growth could be adversely affected. Additionally, the impact of our acquisition of PST Technology depends heavily upon the continued service of the key personnel of Shanghai Onway, particularly as our management has limited experience in the wastewater treatment and environmental protection industries. We compete for qualified personnel with other wastewater treatment companies, and we face competition in attracting skilled personnel and retaining the members of our senior management team. These personnel possess technical and business capabilities, including expertise relevant to the wastewater treatment market, which are difficult to replace. There is intense competition for experienced senior management with technical and industry expertise in the wastewater treatment industry, and we may not be able to retain our key personnel. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2021, was effective. However, we cannot assure you that our management will not identify material weaknesses in the future, or our independent public registered accounting firm will not identify material weaknesses if it assesses our internal control over financial reporting in the future. In addition, because of the inherent limitations of any internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 of and other requirements of SOX.

Risks Relating to Our PRC Operations and Doing Business in the PRC

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

All of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are affected by economic, political and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In recent decades, the Chinese government has implemented a series of reform measures, including among others, emphasizing the utilization of market forces for economic reform and the establishment of improved corporate governance in business enterprises. However, a considerable portion of productive assets in China is still owned by the government. In addition, the Chinese government also plays a significant role in regulating industry development and has extensive influence over China’s economic growth through allocating resources, foreign exchange control, and setting monetary and fiscal policy.

The growth of China’s economy has been uneven, both geographically and among various sectors of the economy, and the growth of the Chinese economy has slowed down in recent years for various reasons, including due to the impacts of the COVID-19 pandemic. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China over the past several decades. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

The PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and any future subsidiaries are or will be considered foreign persons or foreign-invested enterprises under PRC laws, and as a result, we are and will be required to comply with PRC laws and regulations applicable to foreign persons or foreign-invested enterprises. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. Exploration and mining operations and wastewater treatment operations in the PRC are subject to environmental laws and regulations, and the imposition of more stringent environmental regulations may affect our ability to comply with, or our costs to comply with, such regulations. Such changes, if implemented, may adversely affect our business operations and may reduce our profitability. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registration requirements. In addition, a foreign-invested PRC enterprise has limitations upon its uses of capital, including restrictions on such capital being: (i) directly or indirectly used for payments beyond the business scope of the enterprise or payments prohibited by relevant laws and regulations; (ii) used for the granting of loans to non-affiliated enterprises, except where expressly permitted in the foreign-invested PRC enterprise’s business license; and (iii) used for paying expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises). We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to register the details of the capital contribution with the local branch of the State Administration for Market Regulation and submit a report on the capital contribution via the online enterprise registration system to the Ministry of Commerce.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our current PRC operating subsidiaries or with respect to future capital contributions by us to our current PRC operating subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Inflation in the PRC, or a slowing PRC economy, could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in the costs of supplies and services, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth, and recent statistics have, indeed, suggested that China’s high annual economic growth has slowed down. In addition, the global outbreak of COVID-19 and the efforts to contain it have negatively impacted economic development in the PRC, and around the world. Despite targeted fiscal and monetary stabilizing policies implemented by the PRC government, the PRC economy has experienced a significant slowdown since the outbreak of COVID-19. For further discussion of the impact of the COVID-19 pandemic, please refer to “– Risks Relating to Our Mine Exploration Activities in Inner Mongolia – Volatility in the market prices of metals may adversely affect the results of our operations” and “– Risks Relating to the Ongoing COVID-19 Pandemic.” As a result, domestic and global economic conditions may improve, and the markets we intend to serve may grow, at a lower-than-expected rate or even experience a downturn, adversely affecting our future profitability and growth.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the BVI. Under BVI law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. As a result of our holding company structure, dividends and other distributions to our shareholders, if any, will depend primarily upon dividend payments from our subsidiaries. However, PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits as certain reserve funds according to PRC accounting standards and regulations. The PRC government also imposes controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur further debt in the future, debt covenants may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive dividends from our operating companies, Bayannaoer Mining and Shanghai Onway, due to contractual or other limitations on the payment of dividends, we may be unable to pay dividends or make other distributions on our common shares.

Governmental control of currency conversion may affect payment of any dividends or foreign currency denominated obligations, and the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. Under existing PRC foreign exchange regulations, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without prior approval from the PRC State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

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

In 2021, the U.S. Dollar depreciated against the Renminbi by 2.55% over the course of the year. Since the beginning of 2022 to March 31, 2022, the U.S. Dollar depreciated against the Renminbi by 0.47%.

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”). SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires an amendment to a SAFE registration in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as a change in the PRC shareholders, the names of such special purpose vehicle, and the operation term of such special purpose vehicle, or any significant changes with respect to the offshore special purpose vehicle, such as an increase or decrease of capital, a share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. If our shareholders who are PRC residents fail to make the required SAFE registration or to update a previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions to our PRC subsidiaries.

In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. The qualified banks directly examine the applications and accept registrations under the supervision of SAFE. To date, no registration has been filed with SAFE regarding us, and accordingly, SAFE may prohibit distributions from our PRC subsidiaries, which would prevent us from paying dividends and may adversely affect our financial condition and potentially expose us to liability under PRC law.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor may affect our investors’ benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, the benefits of such PCAOB inspections to our investors and us are affected. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our common shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our common shares will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA was signed into law on December 18, 2020. Pursuant to the HFCAA, the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer preventing after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission-Identified Issuer” after the filing of this Annual Report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. Such a prohibition would substantially impair your ability to sell or purchase our common shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our common shares.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our common shares could be prohibited from trading in the United States in 2023.

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

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such a determination could ultimately lead to the delisting of our common shares from the Nasdaq Capital Market (“Nasdaq”) or deregistration under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our common shares in the U.S.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We own five patents in China covering our wastewater treatment technology, and we rely on a combination of patent protection, trade secret laws and other methods to protect our intellectual property rights. The process of seeking patent protection on future patents can be lengthy and expensive, our patent applications may be rejected, and our existing and future patents may be insufficient to provide us with sufficient protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Implementation of Chinese intellectual property-related laws has historically been ineffective, primarily due to ambiguities in Chinese laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries. Furthermore, we may need to resort to litigation to enforce or defend our patents. Such litigations and its results could cause substantial costs and diversion of resources and management attention, which could harm our business and growth.

PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Provisions Concerning Security Review on M&A, issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On March 15, 2019, the Foreign Investment Law of the PRC was enacted by the National People’s Congress, and became effective on January 1, 2020. The Foreign Investment Law has replaced the previous major laws and regulations governing foreign investment in the PRC, including the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Sino-foreign Co-operative Enterprises Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. According to the Foreign Investment Law, “foreign-invested enterprises” refers to enterprises that are wholly or partly invested by foreign investors and registered under the PRC laws within China, and “foreign investment” refers to any foreign investor’s direct or indirect investment activities in China, including: (i) establishing foreign-invested enterprises in China either individually or jointly with other investors; (ii) obtaining stock shares, equity shares, shares in properties or other similar interests of Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) investing through other methods provided by laws, administrative regulations or provisions prescribed by the State Council.

On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law of the PRC (the “Implementation Rules”) which came into effect on January 1, 2020, and replaced the Implementing Rules of the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Implementing Rules of the Sino-foreign Co-operative Enterprises Law of the PRC and the Implementing Rules of the Wholly Foreign-invested Enterprise Law of the PRC. According to the Implementation Rules, in the event of any discrepancy between the Foreign Investment Law, the Implementation Rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Rules shall prevail. The Implementation Rules also set forth that foreign investors that invest in sectors on the “Negative List” in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List. Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.

After the Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remained effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the competent PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions and investment in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, according to the Anti-Monopoly Law, the State Administration for Market Regulation of the PRC, or SAMR, shall be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In December 2020, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. We cannot assure you that our current or new business operations will remain fully compliant, or that we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or business is mainly carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to a follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this Annual Report, the Draft Provisions and the Draft Administration Measures have been released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRS will start applying the filing requirements to new offerings and listings. Only new initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, known as SAT Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the major assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the “de facto management body” must follow the substance over form principle. In addition, SAT issued the Announcement of State Administration of Taxation on Promulgation of the Administrative Measures on Income Tax on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation) or the SAT Bulletin 45 on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, respectively, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiaries. We do not believe that CHNR meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that CHNR is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of common equity, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our British Virgin Islands holding company, CHNR, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. Any such tax may reduce the returns on your investment in our shares.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under our equity incentive plan will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing fund, our PRC subsidiaries are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees up to a maximum amount specified by the local government from time to time at locations where they operate the businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our subsidiaries’ contribution to be not sufficient, our subsidiaries may be subject to late contribution fees or fines in relation to any underpaid employee benefits, and our financial condition and results of operations may be adversely affected.

Enforcement of stricter labor laws and regulations may increase our labor costs.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers who pay for our services, our profitability and results of operations may be materially and adversely affected. The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. We cannot assure you that our or our subsidiaries’ employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules or that we will not be subject to related penalties, fines or legal fees. If we or our subsidiaries are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost-effective manner, thus our results of operations could be adversely affected.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, our PRC subsidiaries could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Relating to Foreign Private Issuer Status

Because our assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.

We are a BVI company, our officers and directors are nonresidents of the United States, our assets are located in the PRC, and our operations are conducted in the PRC. We do not maintain a business presence in the United States. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the BVI or the PRC would enforce (a) judgments of United States courts against us, our directors or officers based on the civil liability provisions of the securities laws of the United States or any state, or (b) in original actions brought in the BVI or the PRC, liabilities against us or any nonresidents based upon the securities laws of the United States or any state.

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

Due to our status as a “foreign private issuer,” we have adopted IFRS accounting principles, which are different from accounting principles under U.S. GAAP.

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

Our common shares are currently listed on Nasdaq and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. However, we have elected to claim certain exemptions afforded to foreign private issuers by relevant Nasdaq rules, and as a result:

•	a majority of the members of our board of directors (the “Board of Directors” or the “Board”) are not independent as defined by Nasdaq rules;
•	our independent directors do not hold regularly scheduled meetings in executive session;
•	while executive compensation is recommended by our Compensation Committee, which is comprised of independent directors, the compensation of our executive officers is ultimately determined by the Board of Directors rather than an independent committee of the Board or by the independent members of the Board of Directors;
•	related party transactions are not required to be reviewed or approved by our Audit Committee or other independent body of the Board of Directors;
•	we are not required to solicit shareholder approval of stock plans or issuances of securities, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding common shares; or below market issuances of 20% or more of our outstanding shares to any person; and
•	we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting.
22

Due to an exemption from Nasdaq rules applicable to “foreign private issuers,” our related party transactions may not receive the type of independent review process that those of other Nasdaq-listed companies receive; the terms of these transactions are not negotiated at arm’s-length and may not be as favorable as could be obtained from unrelated parties.

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

Notwithstanding the foregoing, nonrecurring related party transactions (i.e., related party transactions that are not in the ordinary course of business) are submitted for approval by our Board of Directors, following disclosure of the related party’s interest in the transaction, and, in all cases, Board approval has historically included the unanimous approval of our independent directors. In addition, our annual audited financial statements, including the related party transactions reported therein, are approved by our Audit Committee, which is comprised solely of independent directors. However, except to the limited extent described above, these transactions are not individually reviewed or approved solely by independent directors. While management believes that our related party transactions have been on terms at least as favorable to the Company as could be obtained from unrelated parties, there is no assurance that such is the case or will be so in the future, or that shareholders would not be better protected if we were not exempt from, or we chose to voluntarily comply with, the applicable Nasdaq rules.

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

You may experience dilution to the extent that our common shares are issued upon the exercise of our outstanding warrants, and if we issue additional equity securities, or there are any issuances and subsequent exercises of stock options issued in the future. Up to 1,980,000 common shares may be issued with the exercise of warrants at a per share exercise price of $2.35 issued to investors and the placement agent in a private placement in January 2021. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” These warrants also bear anti-dilution protections in the event of stock dividends or splits, business combination, sale of assets, similar recapitalization transactions, or other similar transactions. The trading price of our common shares may be depressed upon the exercise of these warrants.

Our principal beneficial owner and his affiliates control us through their stock ownership; and their interests may differ from those of other shareholders.

Mr. Li Feilie, beneficial owner of a majority of our outstanding common shares, beneficially owns approximately 65.6% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and holds a substantial amount of the Company’s debt (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions,” below). Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this Annual Report under “Item 6.E. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Share Ownership.”

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

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

We have not made a determination whether we will or will not be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current tax year or in subsequent tax years. Whether we are a PFIC is determined on a year-by-year basis, and we cannot assure you that we are not and we will not be a PFIC for our future tax years. A non-U.S. corporation is generally a PFIC if either (i) at least 75% of its gross income is passive income for a tax year or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) are attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined to a large extent by the market price of our common shares. If we are treated as a PFIC for any tax year in which U.S. shareholders hold common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. shareholders. For further discussion of the implications of PFIC status, please refer to “Item 10.E. ADDITIONAL INFORMATION – Taxation – United States Federal Income Taxation.”

Risks Relating to the Ongoing COVID-19 Pandemic

COVID-19 has disrupted our operations, may further disrupt our operations or adversely affect our operations and financial position in the future, and may exacerbate the various other Risk Factors that we face.

The COVID-19 pandemic is still impacting countries, communities, supply chains and markets globally. Governments and other authorities in the PRC and around the world have taken a slew of unprecedented measures intended to control the spread of COVID-19, including quarantines, restrictions on travel and public gatherings, and the temporary closure of certain businesses and facilities. The pandemic and the efforts to contain it have caused significant economic and financial disruptions around the world, including the disruption of industrial operations and global logistical and supply chains, and extreme volatility in the global financial markets.

More broadly, the outbreak of COVID-19 in the PRC resulted in travel restrictions, tightened border controls, and the shutdown of businesses, which caused a slower recovery of the PRC economy from the impacts of large-scale quarantines. We may experience further impacts from current or future government-enforced quarantines and market downturns related to pandemic fears, as well as on our workforce if the virus continues to spread and affects their health or freedom of movement. The COVID-19 pandemic also affected our suppliers’ workforces, and as a result we experienced a slow resumption of operations and delays or the inability to deliver goods or complete construction projects on a timely basis. In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress or delays or defaults on payment, file for bankruptcy protection, or suffer disruptions in their business due to the outbreak, which may adversely impact our arrangements with them.

The COVID-19 outbreak and governmental control measures imposed to contain its spread have impacted our business by restricting the movement of our employees from time to time. From February through May 2022, due to a resurgence of the pandemic in Shenzhen, Shanghai and other cities, some of the Company’s personnel were quarantined at home and were unable to return to work at the Company’s offices. Accordingly, our operations were severely disrupted by COVID-19 and efforts to contain it. During this period, the resurgence of the pandemic in Shanghai and other cities was more severe and longer than expected, which affected our materials transportation and caused the inability of personnel to arrive at construction sites. Several construction projects were delayed, and our market expansion was also affected due to lower demand and our comparative inability to carry out marketing activities. These factors will lead to a significant reduction in our revenue in the first quarter of 2022.

The market demand for the metals that we may mine was similarly negatively impacted by COVID-19 as a result of the sharp decrease in manufacturing and other activity due to the widespread closure of businesses in the PRC and worldwide, with a commensurate impact on commodity prices. Although prices soon recovered and reached high levels in 2021, the extent to which demand and prices will be supported in the future is highly uncertain. We cannot predict when COVID-19 may be controlled and global demand may reach levels observed prior to COVID-19, if ever. Similarly, the impact of COVID-19 led to extreme volatility in the capital markets, which has affected and may continue to affect the price of our common shares, and may impact our ability to access the capital or credit markets.

The extent to which the evolving COVID-19 pandemic ultimately impacts our results of operations is highly uncertain and will depend upon the severity of the COVID-19 pandemic and the actions taken by governments at various levels and private businesses in an attempt to contain the spread of the virus. Wider-spread COVID-19 in the PRC and globally could again cause deterioration in economic conditions and further decreases in demand and reduce and/or negatively impact our ability to grow our revenues. Any decreased collectability of accounts receivable, bankruptcy of our customers or suppliers, or early termination of agreements that we have in place or may enter into due to deterioration in economic conditions could negatively impact our results of operations. The ongoing COVID-19 pandemic will likely serve as an exacerbating factor for many of the other Risk Factors discussed above.

It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plans. Each prospective purchaser of our common shares is encouraged to carefully analyze the risks and merits of an investment in the common shares and should take into consideration when making such analysis, the Risk Factors discussed above, among others.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

China Natural Resources, Inc. was incorporated in the BVI on December 14, 1993, and is a company limited by shares organized under the BVI Business Companies Act. We are not a Chinese operating company but a BVI holding company with operations conducted by our subsidiaries established in the PRC.

The Company is a holding company that operates in two reportable operating segments: wastewater treatment and exploration and mining. During 2021, the Company entered the rural wastewater treatment industry in the PRC by acquiring a 51% equity interest in its operating subsidiary Shanghai Onway. Additionally, the Company is engaged in metal exploration and mining activities in Inner Mongolia Autonomous Region of the PRC, including exploring for lead, silver and other nonferrous metal. The Company is also actively exploring business opportunities in the healthcare and other non-natural resource sectors.

Acquisition of PST Technology

On July 27, 2021, the Company entered into a Sale and Purchase Agreement (the “Sale and Purchase Agreement”) with Li Feilie, pursuant to which the Company issued three million restricted common shares, no par value, and transferred 120 million shares of FARL, as well as approximately CNY10.3 million (US$1.6 million), to Feishang Group, in exchange for all outstanding shares of PST Technology and the transfer to the Company of approximately CNY130.0 million (US$20.5 million) of PST Technology’s outstanding debt previously owed to Mr. Li, which debt was eliminated upon consolidation. PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC projects and public-private partnership (“PPP”) projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. The total value of the consideration that the Company provided to Mr. Li was approximately CNY104.1 million (US$16.4 million), which amount was a 20% discount to the valuation (including the assigned debt) of PST Technology provided by an independent valuation firm. For more information, see “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of PST Technology.”

Acquisition of FARL Shares

On August 17, 2020, we acquired 120 million shares of FARL, a company that is traded on the main board of the Hong Kong Stock Exchange under ticker 1738, representing approximately 8.7% of the outstanding equity of that company. For more information, see “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares.” The 120 million shares of FARL were transferred as part of the consideration for the acquisition of all the outstanding shares of PST Technology.

Exploration Activities in Inner Mongolia

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

Other Matters

We made capital expenditures of CNY9.84 million, CNY7.84 million, and CNY0.09 million (US$0.01 million) in 2019, 2020 and 2021, respectively. Our capital expenditures for 2019, 2020 and 2021 consisted primarily of payments for the acquisition of property, plant and equipment in connection with our maiden PPP project (see “Item 4.B. INFORMATION ON THE COMPANY – Business Overview – Rural Wastewater Treatment Activities – Overview of Shanghai Onway” for further information), as well as the purchase of property, plant and equipment for office use.

On October 16, 2020, we announced that in addition to our mining segment, we would explore potential investments, among others, in the healthcare sector of the PRC. We intend to explore the opportunities presented by the healthcare sector in the PRC, and to further diversify our operations as we move into our next phase of growth. Driven by an aging population, increasing disposable income, and rising health awareness and life expectancy, we believe that the PRC has become a major healthcare market with sizable and steadily increasing healthcare expenditures, and that the relatively early stage of development and huge market potential provides fertile ground for our new expansion strategy. On October 22, 2020, we appointed Zou Yu as Vice President of the Company. Mr. Zou has more than ten years of experience in the healthcare sector and has five years’ experience with mergers and acquisitions in the healthcare sector. Additionally, on March 22, 2021, we appointed Dr. Peng Wenlie as Vice President of the Company. Dr. Peng has been engaged in the development of natural medicines and investment consulting for more than 20 years. He currently serves as Chairman of the Board of Shanghai Onway, as director of Guangxi Huaxia Herbal Medicine Co. Ltd., and as director of Guangxi Huaxia Herbal Medicine Sales Co. Ltd. He previously served as Director of the Biomedicine Investment Department of Feishang Enterprise. While at Feishang Enterprise, Dr. Peng led the selection of target companies for investment in the biomedical space, conducting due diligence and appraising risks and returns as part of the investment decisions. He is responsible for evaluating the Company’s investment opportunities in the healthcare, biomedicine, and related markets.

On July 27, 2021, we diversified our business by entering the environmental protection sector, which provides compelling synergies with our current operations, through the acquisition of PST Technology. We believe that demand for comprehensive environmental protection solutions is on a sustained growth trajectory given the global need for more effective environmental solutions. We are committed to corporate social responsibility and to improving relations with the local communities in which we operate, which we believe will in turn benefit our mining operations in the long term.

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

We maintain a company website at http://www.chnr.net. The information on our website is not a part of this Annual Report, and is not incorporated by reference herein.

B.	Business Overview

CHNR is currently principally engaged in the provision of equipment for rural wastewater treatment and EPC services related to wastewater treatment in China and in exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC.

In July 2021, CHNR diversified into environmental protection business through the acquisition of a 51% equity interest in Shanghai Onway, a PRC company which is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services.

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

Rural Wastewater Treatment Activities

Acquisition of PST Technology

On July 27, 2021, the Company entered into the Sale and Purchase Agreement with Mr. Li Feilie, pursuant to which the Company acquired all outstanding shares of PST Technology and accepted the assignment to the Company of approximately CNY130.0 million (US$20.5 million) of PST Technology’s outstanding debt previously owed to Mr. Li, for a total consideration of approximately CNY104.1 million (US$16.4 million), which amount was a 20% discount to the valuation (including the assigned debt) of PST Technology provided by an independent valuation firm.

The consideration was paid to Feishang Group and comprised (i) three million of the Company’s restricted common shares (at $1.48 per share, based on the average closing price of the Company over the five trading days before July 27, 2021); (ii) 120 million shares of Feishang Anthracite held by the Company (at $0.08 per share, based on the average closing price of Feishang Anthracite over the five trading days before July 27, 2021, and discounted for lack of marketability according to an independent valuation report); and (iii) a sum of approximately CNY10.3 million (US$1.6 million) in cash. Feishang Group Limited, the largest stockholder in the Company, is wholly owned by Mr. Li Feilie.

The Sale and Purchase Agreement contains customary representations, warranties and undertakings covering such matters as ownership of PST Technology’s shares by the seller free and clear of all liens, charges and encumbrances and due authorization, execution and enforceability of the Sale and Purchase Agreement, as well as covering the historical operations of PST Technology and its subsidiaries, including without limitation, their organization, capitalization, patents held, financial condition, tax payments and compliance with applicable laws, rules and regulations. The Sale and Purchase Agreement also contains indemnification provisions in favor of the Company in the event of breaches of the seller’s representations, warranties and undertakings.

PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services.

The foregoing description of the Sale and Purchase Agreement is only a summary and is qualified in its entirety by reference to the Sale and Purchase Agreement, a copy of which has been translated into English and incorporated by reference as Exhibit 4.6 to this Annual Report.

Wastewater Treatment Industry and Market

Wastewater treatment is the process of purifying wastewater in order to meet the water quality requirements for discharge to a certain body of water or for reuse. Based on the source of wastewater, it can be classified into production wastewater treatment or domestic wastewater treatment. Production wastewater includes industrial wastewater, agricultural wastewater and medical wastewater, and so forth, and domestic wastewater is wastewater produced in daily life, which refers to a complex mixture of various forms of inorganic and organic matter. There are a number of ways to treat wastewater, including physical methods, chemical methods and biological methods.

Rural wastewater mainly involves domestic wastewater and agricultural wastewater. Domestic wastewater generally does not contain toxicity and may be used as fertilizer, so it can be used to irrigate farmland. On the contrary, the composition of agricultural wastewater is diverse, and different treatment methods are required depending on seasons, locations, and development goals of the towns and villages. The purpose of a rural wastewater treatment station is to treat domestic wastewater and agricultural wastewater in towns and villages in order to meet the prescribed discharge standards. It is an important facility for environmental protection.

The development of the global rural wastewater treatment industry can roughly be divided into three stages: pioneering, developing and growing. Pioneers, led by the United States, achieved universal rural wastewater treatment in the last century. Germany and Japan, and other countries with rapid technological development, started to develop rural wastewater treatment after the year 2000. We expect that large developing countries such as China and India, as well as third world countries, will see huge growth in rural wastewater treatment in the coming decades after increasing the penetration rate of urban wastewater treatment.

By 2017, China’s urban wastewater treatment rate had risen above 90%. In contrast, China’s rural wastewater treatment rate was less than 50% (the figure was well below 20% for villages), and the construction of drainage pipelines seriously lagged behind, which was a huge gap. Currently China’s municipal water market has been extending from cities to the vast number of towns and villages. The rural wastewater treatment industry is undergoing a period of rapid development, potentially involving massive numbers of townships and villages in China. It is roughly estimated that for the rural wastewater treatment rate to reach above 80% by 2028, it will require more than CNY500 billion of investment in new construction, and in the meantime, a service market with an annual scale of more than CNY100 billion will be formed.

Overview of Shanghai Onway

Shanghai Onway is an environmental protection technology enterprise incorporated in July 2015 in the PRC. The registered capital of Shanghai Onway is approximately CNY20.41 million. It is currently 51% owned by Shenzhen Qianhai (an indirect wholly owned subsidiary of the Company), 25% owned by Anxon Envirotech Pte. Ltd (a direct wholly owned subsidiary of AnnAik Limited, which is listed on the Singapore Stock Exchange under ticker A52), and 24% owned by Shanghai Xingyu Environment Engineering Co., Ltd. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services.

Shanghai Onway has a team of well-regarded experts with deep industry experience in the field of wastewater treatment and carries out its rural wastewater treatment business using proprietary wastewater treatment technologies including five patents, namely (i) bio-trickling filter packing frame with uniform water distribution and automatic reoxygenation effects; (ii) wastewater reinforced phosphorous removal packing and preparation method thereof; (iii) shore bank step combination formula non-point source pollution control system; (iv) modularization ecological substrate composite biological chinampa with primary and secondary connector link; and (v) water distributor. With Shanghai Onway’s core biological filtration technology, a series of optimized and integrated processes are formed to provide advanced and practicable solutions to decentralized rural wastewater treatment and resources recycling in the PRC.

Since its incorporation, Shanghai Onway has leveraged its proprietary wastewater treatment technologies to undertake 236 EPC projects, mainly in Zhejiang province, Jiangsu province and Shanghai, among which 10 projects are currently in progress as of the date of this Annual Report. Our wastewater treatment activities are not affected by seasonality.

In July 2018, Shanghai Onway was awarded its maiden PPP project, Wujiang District Rural Domestic Waste and Wastewater Treatment Infrastructure, by the Housing and Urban-Rural Development Bureau (“HURDB”) of Wujiang District in Shaoguan City, Guangdong province of the PRC (the “Wujiang Project”). Investment in the Wujiang Project totaled approximately CNY134 million. The Wujiang Project was undertaken by our non-wholly owned subsidiary, Shaoguan Angrui, which was set up on June 22, 2018, with registered capital of CNY26.68 million. The respective shareholdings in Shaoguan Angrui are as follows:

Shareholders	Shareholding	Nature
Shanghai Onway	55%	-
Guangzhou Ruiyi Environmental Protection Technology Co., Ltd.	20%	Strategic Investor
Guangdong Xifu Environmental Protection Technology Co., Ltd.	4%	Strategic Investor
Guangdong Xinzhen Construction Engineering Co., Ltd.	1%	Strategic Investor
Shaoguan Wujiang Runheng Municipal & Rural Development Investment Co., Ltd.	20%	Local Government Related Enterprise
Total	100%

The Wujiang Project involves the provision of waste disposal, treatment and cleaning services, including the construction of loading stations for solid waste treatment and facilities and associated piping network for rural wastewater treatment in three townships. Shaoguan Angrui was granted a 30-year service concession by the HURDB. Pursuant to the “service concession arrangement,” the HURDB controls or regulates the services Shaoguan Angrui provides, to whom it must provide them, and at what price, and the HURDB will retain all of Shaoguan Angrui’s rights and interests in the project facilities, including infrastructure at the end of the term of the arrangement. The Wujiang Project was funded 20% by Shaoguan Angrui’s internal resources (i.e., equity) and 80% by bank borrowings.

Shanghai Onway has also undertaken a considerable number of EPC projects in Zhejiang province, Jiangsu province and Shanghai and has accumulated what it considers extensive knowledge, experience and customer relationships in these regions. The number of potential and suitable PPP projects available is relatively small, but Shanghai Onway will use reasonable endeavors to undertake new PPP projects in the future whenever suitable opportunities arise. In 2019, 2020 and 2021, revenues derived from the EPC projects amounted to CNY43.29 million, CNY11.23 million and CNY12.39 million (US$1.95 million), respectively, and those derived from the Wujiang Project were CNY90.92 million, CNY24.41 million and CNY6.35 million (US$1.0 million), respectively.

Shanghai Onway’s proprietary biological filtration technology and integrated processes have the competitive advantages of high effectiveness, strong stability, low energy consumption, and low operation and maintenance costs. Most of the filtration materials at the core of the technology come from industrial waste, which can achieve desirable water treatment results at much lower cost than other filtration materials such as membrane bioreactors and integrated burials. This technology can potentially reduce the direct operating cost of the operator, which may enhance the ability of the owners of the EPC and PPP projects to maximize profit over a multi-year operating period.

Competition

The main participants in the wastewater treatment market include large environmental protection groups and regional small and medium-sized private enterprises. Large environmental protection groups (mainly central and state-owned enterprises and listed companies) focus on comprehensive control of water pollution, especially the construction of large-scale wastewater treatment plants, involving planning, design, investment and construction in early stages, and management and operation in later stages. They usually have large investments in projects and heavy assets. In the rural wastewater treatment market, small and medium-sized private enterprises have a larger market share.

In the rural wastewater treatment market, there are four main technologies: (i) miniaturized traditional physical and chemical processing technology, (ii) the biological filtration technology represented by Shanghai Onway, (iii) integrated membrane bioreactor equipment, and (iv) constructed wetland technology. The constructed wetland technology has been gradually eliminated from the market due to blockages in the later stages of operation. The membrane bioreactor technology has not been widely used in the market due to problems such as large initial investments and high costs associated with regular cleaning and replacement of easily polluted membranes. The miniaturized traditional process is the only technology currently competing with Shanghai Onway’s biological filtration technology. The former has the advantage of small initial investments in construction and the disadvantage of high operation and maintenance costs requiring the presence of personnel familiar with the technology. The latter has the advantage of simple operation and maintenance with low ongoing costs but requires large initial investments in construction.

Government Regulation and National Policy of Rural Wastewater Treatment Industry

The development of the rural wastewater treatment industry is highly supported by national policies in the PRC. Some of the regulations and policies are summarized below.

In 2010, in order to promote domestic wastewater treatment in rural areas of the PRC, the Ministry of Housing and Urban-Rural Development issued the “Technical Guidelines for Rural Domestic Wastewater Treatment by Regions.” The document set out the characteristics, discharge requirements and drainage systems of rural domestic wastewater in each region of the PRC, as well as rural domestic wastewater treatment technologies (including parameters and schematic diagrams), selection of technologies, management of facilities and engineering examples.

In 2010, the Ministry of Environmental Protection issued the “Technical Specifications for Control of Domestic Pollution in Rural Areas” and the “Technical Policy on Prevention and Control of Domestic Pollution in Rural Areas.” The former document introduced several technologies for controlling rural domestic wastewater pollution, including source control, household biogas digesters, decentralized wastewater treatment with low energy consumption, centralized wastewater treatment, and rainwater collection and discharge. The latter document set out that the technical route of rural domestic pollution prevention and control should be based on source control, decentralized treatment with some support of centralized treatment, and resource reutilization.

In 2014, the Eighth Session of the Standing Committee of the Twelfth National People’s Congress revised the “Environmental Protection Law of the People’s Republic of China.” The document sets out that governments at all levels in the PRC should allocate funds in their budgets to support environmental protection work, including protection of rural drinking water sources, treatment of domestic wastewater and other waste, prevention and control of pollution from livestock and poultry breeding, prevention and control of soil pollution and control of pollution from rural industries and mines.

In 2014, the “Guiding Opinions of the General Office of the State Council on Improving the Rural Living Environment” proposed to accelerate comprehensive improvement of the rural environment focusing on the treatment of rural waste and wastewater. Where conditions permit, urban waste and wastewater treatment facilities and services may be extended to rural areas. For villages with large populations far away from cities and towns, village-level wastewater treatment facilities may be built, and for villages with small populations, household wastewater treatment facilities may be built.

In 2017, the “Thirteenth Five-Year Plan for Comprehensive Improvement of the National Rural Environment” highlighted the importance of protection of rural drinking water sources and treatment of domestic waste and wastewater. In 2018, the “Three-Year Action Plan for the Improvement of Rural Living Environment” promoted the treatment of rural domestic wastewater using technologies with low costs, low energy consumption, easy maintenance and high efficiency, and encouraged the adoption of ecological treatment technologies.

In 2018, the Ministry of Ecology and Environment and the Ministry of Housing and Urban-Rural Development issued the “Notice on Accelerating the Formulation of Rural Domestic Wastewater Discharge Standards by Regions.” Local governments were encouraged to speed up the formulation of standards for rural wastewater treatment and discharge according to local conditions. In 2019, the “Technical Standards for Rural Domestic Wastewater Treatment Projects” issued by the Ministry of Housing and Urban-Rural Development optimized the specific technical parameters of rural wastewater treatment to adapt to the characteristics of rural wastewater in China.

In 2020, a group of three standards were set up, namely the “Standard for Small Domestic Wastewater Treatment Equipment,” the “Evaluation Specification for Small Domestic Wastewater Treatment Equipment,” and the “Technical Regulations for Operation and Maintenance of Village Domestic Wastewater Treatment Facilities.” The first document set out some standardized information for small-scale domestic wastewater treatment equipment, including information registration, design, manufacturing, transportation and installation. The second document set out a standardized evaluation process suitable for China’s national conditions for small-scale wastewater treatment equipment, after considering the experience of such evaluation systems in developed countries and the relevant climatic, geographical and economic conditions of different regions in China. The third document set out the operation and maintenance standards on the operation and maintenance of facilities (collection systems and treatment facilities), operation and maintenance process, operation and maintenance personnel, and operation and maintenance service organization, among other standards.

In 2021, the “Guidelines on Accelerating the Modernization of Rural Houses and Villages” highlighted the importance of promoting rural domestic wastewater treatment in accordance with local conditions. Rural areas should adopt small-scale, ecological and decentralized wastewater treatment models and processes, set appropriate discharge standards, and promote local resource reutilization of rural domestic wastewater.

Metal Exploration Activities

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

Lead is an internationally traded commodity, the price of which is established on commodity markets throughout the world. During 2020, the metals market was hit hard by the impacts of the COVID-19 pandemic. During 2021, the major economies were all on track for recovery and achieved different levels of economic growth. This, combined with massive quantitative easing, led to a strong and even overheated commodity market worldwide. Global refined lead supply and demand both experienced a sharp rebound, but supply was still in surplus. Lead inventories in China piled up in the second and third quarters of 2021. Then demand picked up in the fourth quarter, and inventories started to fall from high levels. During the year, the price of lead was not strong compared with some other metals and in general fluctuated sideways. The SHFE lead price reached an annual high of CNY16,420 (US$2,583) per ton in late July 2021 before it dropped sharply and reached an annual low of CNY14,055 (US$2,211) per ton in late September 2021. In October 2021, there was a steep rebound from the annual low. The closing price at the end of 2021 was CNY15,300 (US$2,407) per ton, representing an increase of approximately 3.8% compared with the opening price at the beginning of the year.

The following table shows the world refined production and world demand of lead over the past five years:

	2017	2018	2019	2020	2021

World refined production (in thousands of tons)	11,580	11,765	11,772	11,848	12,253
World demand (in thousands of tons)	11,777	11,902	11,808	11,718	12,226
China’s refined production (in thousands of tons)	4,920	4,847	4,976	4,943	—
China’s demand (in thousands of tons)	4,995	5,006	4,916	5,000	—
London Mercantile Exchange (“LME”) average price (US$/ton)	2,531	2,021	1,927	1,994	2,304
SHFE average price (CNY/ton)	19,160	18,005	15,115	14,745	15,370

———————

Source: International Lead and Zinc Study Group, LME, SHFE, Wind Economic Database.

Silver (chemical element symbol Ag) is a soft, ductile, and malleable metal with the highest electrical conductivity, thermal conductivity and reflectivity of any metal. It has a brilliant white metallic luster that can take a high polish and has similar physical and chemical properties with copper and gold. Most silver is produced as a byproduct during refining of copper, gold, lead, or zinc. Despite being more abundant than gold, silver has long been valued as a precious metal and used in currency and as an investment medium (bullion coins) alongside gold. It is also used as an industrial metal in jewelry, silverware, medicine, electronics, brazing alloys, chemical equipment, catalysis, photography, etc.

Silver is an internationally traded commodity, the price of which is established on commodity markets throughout the world. Silver tends to trend in lockstep with gold, but it also has its own unique market trend because it has stronger industrial attributes compared with gold. As the major economies were all on track for recovery in 2021, global silver supply and demand both experienced a sharp rebound, but supply was still in surplus. The price of silver was pressured by stronger US Dollar index and US Treasury yields on expectations of tighter monetary policy as well as by continued impacts from the ongoing COVID-19 pandemic. During the year, the price of silver was high and volatile but generally followed a declining trend. The SHFE silver price reached an annual high of CNY6,085 (US$957) per kg in early February 2021 before it declined and reached an annual low of CNY4,588 (US$722) per kg in December 2021. The closing price at the end of 2021 was CNY4,880 (US$768) per kg, representing a decrease of approximately 14.1% compared with the opening price at the beginning of the year.

The following table shows the world refined production and world demand of silver over the past five years:

	2017	2018	2019	2020	2021

World mine production (in tons)	24,873	24,252	25,476	23,942	—
World total production (in tons)	32,117	31,626	31,822	30,422	32,854	*
World total demand (in tons)	30,005	30,739	30,848	29,965	32,130	*
COMEX average price (US$/oz)	17.1	15.5	17.9	26.4	23.4
SHFE average price (CNY/kg)	3,885	3,674	4,432	5,585	4,845

———————

*: Certain data for 2021 was not available as of the date of the filing of this Annual Report and was forecasted.

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

Copper is an internationally traded commodity, the price of which is established on commodity markets throughout the world. Traditionally, the price of copper is closely related to economic cycles and largely determined by supply and demand. China has relatively small copper reserves, yet has the greatest copper demand globally, so it relies on copper imports to meet that demand. Demand for copper in China and the U.S. plays a major role in global price determination. Global consumption of refined copper has increased annually, and there continues to be a shortage of supply. The COVID-19 pandemic did not change this trend. However, we believe that the substantial increase in copper price in 2021 was attributable not only to the traditional supply and demand relationship but also to the fact that copper can be used to finance trade. During 2021, the price of copper was strong and volatile, which was very representative of the continued commodity boom. The SHFE copper price exhibited a strong upward trend in the first half of the year and fluctuated at high levels in the second half. The SHFE copper price reached an annual low of CNY56,860 (US$8,944) per ton in early February 2021, before it increased sharply and hit a ten-year high of CNY78,270 (US$12,312) per ton in mid-May 2021. The closing price at the end of 2021 was CNY70,380 (US$11,071) per ton, representing an increase of approximately 21.9% compared with the opening price at the beginning of the year.

The following table shows the world refined production and world demand of copper over the past five years:

	2017	2018	2019	2020	2021

World refined production (in thousands of tons)	23,518	23,808	23,929	24,427	24,807
World demand (in thousands of tons)	23,701	24,221	24,326	25,033	25,214
China’s refined production (in thousands of tons)	8,889	8,949	9,447	10,021	10,487
China’s demand (in thousands of tons)	11,790	12,482	12,800	14,527	—
LME average price (US$/ton)	7,264	5,965	6,174	7,766	9,721
SHFE average price (CNY/ton)	55,740	48,170	49,280	57,970	70,120

———————

Source: International Copper Study Group, World Bureau of Metal Statistics, LME, SHFE, Wind Economic Database.

Overview of Bayannaoer Mining

Bayannaoer Mining was established in 2005 to engage in mineral exploration activities in Bayannaoer City, located in the Inner Mongolia Autonomous Region of the PRC. The registered capital of Bayannaoer Mining is CNY59.48 million.

In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of Inner Mongolia Autonomous Region. Following completion of preliminary exploration activities and evaluation, management determined to retain exploration rights solely to the Moruogu Tong Mine; and, to date, has received a series of license renewals. Total exploration expenses related to these 11 exploration rights (exclusive of capitalized expenses that have not yet fully depreciated or amortized and administrative expenses) borne by Bayannaoer Mining incurred to date amount to approximately CNY35.60 million (US$5.60 million). The current exploration permit for the Moruogu Tong Mine runs until September 2026 and covers a site area of 7.81 square kilometers.

The Moruogu Tong Mine is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. In 2006, Bayannaoer Mining engaged the Land and Resources Exploration and Development Institute of Inner Mongolia to carry out prospecting, including geophysical and drilling works. To date, exploration expenses of approximately CNY23.54 million (US$3.70 million), inclusive of amounts paid by Jijincheng Mining, have been incurred for the Moruogu Tong Mine, which were paid for by Bayannaoer Mining with self-owned capital, loans from a related party, and funds received pursuant to its Cooperation Agreement with Jijincheng Mining of approximately CNY6.72 million (US$1.06 million).

Pursuant to the Cooperation Agreement, Jijincheng Mining is responsible for engaging the exploration team for the northern part of Moruogu Tong Mine and providing the required funding. During the field exploration process, Bayannaoer Mining did not have its own exploration equipment. The exploration equipment – drilling machines – used at the Moruogu Tong Mine was provided and operated by third-party contractors until drilling work was done. Drilling machines at the mine were mainly powered by a diesel generator set, and a state power substation near the mine area. To date, the exploration program at the northern part of Moruogu Tong Mine has primarily involved the completion of mine geological surveying and mapping at 1:2000 covering an area of 3.22 square kilometers, which included trenching exploration works totaling 2,291.88 cubic meters in 16 trenches and 76 drilling holes (of which 55 predate the Collaboration Agreement) for a total of 22,272.86 meters. 1,641 different samples, including basic analysis samples, chemical analysis samples, spectra samples and aqueous analysis samples, etc., have been collected thus far during the exploration program.

Initial results of the northern part exploration program indicate the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. During 2021, activities at the Moruogu Tong Mine included the taking of five additional basic analysis samples and ten additional combined analysis samples; in addition, the exploration report was completed and approved by the government. The report reviews the geology of the mine and the previous exploration work, and evaluates the resources of 13 ore bodies in the mine, which are confirmed to contain lead and silver. At this stage of exploratory activities, we cannot predict whether sufficient ore of acceptable quality will be found at the Moruogu Tong Mine to warrant further exploration and/or extraction.

The current exploration work stage of the northern part of Moruogu Tong Mine has been completed. The future amount for the exploration project, including drilling expenses, site construction costs, grassland compensation fees and simple infrastructure construction costs in order to apply for a mining rights permit, is anticipated to be approximately CNY11.38 million (US$1.79 million). Bayannaoer Mining and Jijincheng Mining intend to seek other investors to play roles similar to those of Jijincheng Mining in order to proceed with the further exploration and analysis of the northern part of Moruogu Tong Mine, with an aim to apply for a mining rights permit. This exploration project is expected to be financed by funds received pursuant to the Cooperation Agreement and/or any new or similar cooperation agreement, and loans from a related party. While the results of preliminary prospecting suggest that the northern part of Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, the Company cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. It is possible that further exploration and analysis will not confirm initial findings and that continued activities in furtherance of mining operations will cease.

Exploration conducted in 2013 revealed geochemical anomalies associated with nickel and gold in the southern part of Moruogu Tong Mine but did not indicate any concentration. No exploration work has been carried out since 2013 in the southern part of the mine area with nickel and gold anomalies. Bayannaoer Mining plans to accelerate exploration progress and increase capital expenditures by another six drilling holes of 600 meters deep with an expected initial investment of CNY2.16 million in the southern part of the Moruogu Tong Mine to continue to explore the presence of nickel and other minerals.

Moruogu Tong Mine

The Moruogu Tong Mine is a concealed deposit or an underground mine, with minimum depth of about 40 meters below ground.

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

The Moruogu Tong Mine is mainly a lead deposit associated with silver. The ore bodies occur in certain strata, whose genetic type belongs to air-exhaled sedimentary type, with lead deposit then transformed by hydrothermal process. The ore mineral compositions mainly include galena, sphalerite, pyrite, chalcopyrite, arsenopyrite and gangue mineral quartz, calcite, and mica, etc. The depth of the oxidized zone and mixed zone in this mine area is about 15 meters below ground. The primary zone is below 15 meters underground. The lead ore bodies delineated in this deposit are all in the primary zone, and the natural type of the ore is primary lead sulfide ore. The main useful constituent of this deposit is lead, with associated useful constituent of silver, so it is classified as lead and silver deposit.

The key industrial indicators of the deposit are as follows:

•	Cutoff grade: Pb?0.3%;
•	Minimum industrial grade: Pb?0.7%;
•	Minimum minable thickness: ?1.0m;
•	Average grade of deposit: Pb ?1.81%;
•	Band rejected thickness: ?2m;
•	When the orebody thickness is less than the minable thickness and the grade is high, meter percentage can be used as an indicator: Pb?0.70 meter percentage; and
•	Industrial grade of associated useful constituent: Ag?2g/t.

Cooperation Agreement

On August 20, 2017, Bayannaoer Mining entered into the Cooperation Agreement with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support by Jijincheng Mining for the exploration and operating expenses of the northern part of Moruogu Tong Mine during the exploration stage such that Bayannaoer Mining is not required to make any further capital contribution for exploration activities, and for the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. According to the Cooperation Agreement, Jijincheng Mining is also responsible for engaging the exploration team and directing their activities. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for the northern part of Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration works conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain the subject of continuing discussion between the parties. To date, the total exploration expenses paid by Jijincheng Mining amount to approximately CNY6.72 million (US$1.06 million).

The foregoing description of the Cooperation Agreement is only a summary and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which has been translated into English and incorporated by reference as Exhibit 4.5 to this Annual Report.

Geography

The following map shows the geography of Bayannaoer Mining’s exploration site and its surrounding areas:

The Moruogu Tong Mine of Bayannaoer Mining is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. The mine is approximately 45 kilometers to Chaogewenduer Town and 40 kilometers to Qingshan Town. The Qingxian Road passes through the southern part of the mine and transportation is very convenient. Connectivity to water, electric and other necessary services will be addressed at the time of mine construction and development. The current exploration permit for the Moruogu Tong Mine runs from September 14, 2021, to September 13, 2026, and covers a site area of 7.81 square kilometers.

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

The laws and regulations governing environmental protection require each applicant to lodge environmental impact statements for a construction project with the environmental protection bureaus. These statements must be filed prior to the commencement of construction, expansion or modification of a project. The environmental protection bureaus inspect new production facilities and determine compliance with applicable environmental standards, prior to the commencement of operations.

The “Environmental Protection Law” requires all operations that may cause pollution or produce other hazards to take environmental protection measures and to establish an environmental protection responsibility system. Such system includes the adoption of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Enterprises, institutions and other manufacturing operators subject to pollutant discharge permit administration shall discharge pollutants pursuant to the requirements of the pollutant discharge permit; discharge of pollutants shall not be allowed without a pollutant discharge permit. Pollutant-discharging enterprises, institutions and other manufacturing operators shall pay sewage fees pursuant to the relevant provisions.

If an enterprise violates the provisions of the law in discharging pollutants without obtaining a pollutant discharge permit, and refuse to stop discharging pollutants when being ordered to do so, the competent department of ecology and environment shall order it to make rectifications, restrict production or suspend production for rectification, and impose a fine; where the circumstance is serious, the said department shall report the case to the government with the approval authority for approval, and order the enterprise to suspend business or close down. Enterprises that have polluted and endangered the environment are responsible for remedying the danger and effects of the pollution, as well as for the payment of compensation for any losses or damages suffered as a result of such environmental pollution. A material violation of the Environmental Protection Law that causes a material loss to public and private belongings or personal injuries or death may result in criminal liabilities.

Management believes that Bayannaoer Mining is in material compliance with all applicable environmental protection requirements of the state.

Copper Trading Activities

Please see the discussion under “Item 4.A. INFORMATION ON THE COMPANY — History and Development of the Company — Copper Ore Trading” above for a description of our copper ore trading activities. In 2019 and 2020, we traded copper ore, and enjoyed related revenues of approximately CNY12.97 million and approximately CNY6.87 million, respectively. We have discontinued our copper ore trading activities. Our copper ore trading activities were not affected by seasonality. The business registration certificate of Bayannaoer Mining permits trading activity. There are no other special regulations with regard to copper trading in the PRC.

Government Regulations on Overseas Offering and Listing

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc., of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; and (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to a follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to a follow-on offering for purposes of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of one to 10 million RMB on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and senior executives of the domestic enterprises may be warned, or fined between 500,000 and 5 million RMB either individually or collectively.

C.	Organizational Structure

CHNR is a holding company directly or indirectly owning the following subsidiaries, to the extent indicated (as of March 31, 2022):

				CHNR (BVI)

100%	100%	100%	80%	100%	100%	100%	100%
FMH Services (Florida, US)	Feishang Mining (BVI)	PST Technology (HK)	Silver Moon (BVI)	China Coal (HK)	Sunwide (BVI)	Newhold (BVI)	Pineboom (BVI)

		100%				100%	100%
		Shenzhen New PST (PRC)				Feishang Yongfu (HK)	Feishang Dayun (HK)

		100%				100%
		Shenzhen Qianhai (PRC)				Yangpu Shuanghu (PRC)

		51%			100%	100%
		Shanghai Onway (PRC)			Bayannaoer Mining (PRC)	Yunnan Mining (PRC)

	100%		55%			100%
	Zhejiang Xinyu (PRC)		Shaoguan Angrui (PRC)			Feishang Management (PRC)

All current operations are conducted by Bayannaoer Mining and Shanghai Onway, and its subsidiaries Zhejiang Xinyu and Shaoguan Angrui. See “Item 4.B. INFORMATION ON THE COMPANY – Business Overview.”

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

PST Technology

PST Technology was incorporated in Hong Kong in January 2018. It is a wholly owned subsidiary of CHNR.

Shenzhen New PST

Shenzhen New PST was incorporated in the PRC in March 2018. It is a wholly owned subsidiary of PST Technology.

Shenzhen Qianhai

Shenzhen Qianhai was incorporated in the PRC in January 2015. It is a wholly owned subsidiary of Shenzhen New PST.

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

The Company’s administrative offices and its principal subsidiaries are located in Hong Kong, Shenzhen (Guangdong province), Shanghai and Bayannaoer City (Inner Mongolia Autonomous Region) in the PRC.

On April 1, 2017, the Company signed an office sharing agreement with Anka Consultants Ltd. (“Anka”), a related party, which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to certain accounting and secretarial services and day-to-day office administration services provided by Anka. Anka’s current lease with the unrelated landlord is for two years, from July 1, 2020, to June 30, 2022. For the years ended December 31, 2019, 2020 and 2021, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY1,105,000, CNY930,000 and CNY752,650 (US$118,418), respectively.

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. On October 1, 2021, Feishang Management signed a new contract with Feishang Enterprise, which will expire on September 30, 2022. Pursuant to the agreement, Feishang Management shared 40 square meters of the office premises, and annual rent was CNY165,600, CNY165,600 and CNY165,600 (US$26,055) for the years ended December 31, 2019, 2020 and 2021, respectively.

Shanghai Onway

The offices of Shanghai Onway are headquartered in Shanghai City, while the offices of its subsidiaries Zhejiang Xinyu and Shaoguan Angrui are located in Huzhou City of Zhejiang Province and Shaoguan City of Guangdong Province, respectively, in the PRC. The property, plant and equipment of Shanghai Onway mainly includes vehicles, office and electronic equipment, and furniture, with a total net value as of December 31, 2021, of approximately CNY0.63 million (US$0.10 million).

On November 1, 2020, Shanghai Onway signed lease agreements with a third-party landlord pursuant to which Shanghai Onway leases office premises located at Rooms 201, 202, 204, 205, 207, 208 and 209, #1 Building, Lianhua Nan Road, Minhang District in Shanghai City. The office covers an area of 661.85 square meters for a lease term of five years, expiring on October 31, 2025.

On November 1, 2020, Zhejiang Xinyu signed lease agreements with a third-party landlord pursuant to which Zhejiang Xinyu leases office premises located at Room 1201, A2 Building, 6 Block, #666 Nanlin Zhong Road, Nanxun District, Huzhou City of Zhejiang Province in the PRC. The office covers an area of 219.7 square meters for a lease term of two years, expiring on October 31, 2022.

On May 1, 2018, Shaoguan Angrui signed lease agreements with a private individual pursuant to which Shaoguan Angrui leases a building located at #28 Cunnan Village, Xihe Town, Wujiang District, Shaoguan City of Guangdong Province in the PRC as office premises. The lease has a term of one year with annual rent of CNY72,000 (US$11,328), and may be renewed annually on demand.

Bayannaoer Mining

The offices and exploration site of Bayannaoer Mining are located in Bayannaoer City, Inner Mongolia Autonomous Region in the PRC. The property, plant and equipment of Bayannaoer Mining mainly includes buildings, vehicles, office equipment and furniture, with a total net value as of December 31, 2021, of approximately CNY0.09 million (US$0.01 million). On May 11, 2021, Bayannaoer Mining signed an annual lease agreement with private individuals pursuant to which Bayannaoer Mining leases office premises located at 10/F, Huaao Building, Shengli North Road in Bayannaoer City. The office covers an area of 186 square, and annual rent is CNY55,800 (US$8,779).

The Moruogu Tong Mine exploration site is located in Northwestern Qingshan Town, Wulatehouqi in Bayannaoer City and covers an area of approximately 7.81 square kilometers. As is typical in the PRC, the PRC government owns all of the land on which the exploration activities are carried out. Bayannaoer Mining assumed the rights to use the land when it obtained the exploration right from the Land and Resources Department of Inner Mongolia Autonomous Region in 2005. We are still in the exploration stage of mining the Moruogu Tong Mine, and have not yet produced any silver, lead or copper. To date, the exploration program has indicated the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. For the location of the Moruogu Tong Mine, please refer to the map located in “Item 4.B. INFORMATION ON THE COMPANY — Business Overview — Metal Exploration Activities – Geography” above.

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

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere herein. The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the IASB. This section contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of our future performance or results and our actual results could materially differ from those disclosed in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in “Item 3.D. Key Information – Risk Factors.”

A.	Operating Results

Overview

The Company is currently engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of related consulting and professional technical services. In addition, we are engaged in metals exploration and mining activities in Inner Mongolia Autonomous Region of the PRC, including exploring for lead, silver and other nonferrous metal.

The Company’s rural wastewater treatment operations were acquired through the acquisition in July 2021 of PST Technology, which acquisition was a common control transaction. Accordingly, prior periods have been adjusted as if PST Technology was part of the Company during such periods.

Revenue

Revenue primarily consists of revenue from construction contracts, operation and maintenance services, operation services for the Wujiang Project, which we refer to as the “service concession arrangement,” sales of water treatment equipment, and sales of copper ores. The sale of copper ores was ceased by Bayannaoer Mining in the second half of 2020 due to the volatile fluctuations of copper’s price.

The following table sets forth the principal components of our revenue for the periods indicated:

	Amounts in thousands
	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)
Wastewater treatment
Sales of water treatment equipment	2,275	—	—	—
Construction contract revenue	37,773	7,665	12,203	1,920
Operation and maintenance services	3,245	3,561	183	29
EPC projects subtotal	43,293	11,226	12,386	1,949
Operation services of service concession arrangement	2,295	2,295	5,953	937
Construction services of service concession arrangement	88,622	22,110	396	62
PPP project (or the Wujiang Project) subtotal	90,917	24,405	6,349	999

Exploration and mining
Sales of copper ores	12,969	6,867	—	—

Total	147,179	42,498	18,735	2,948

Cost of Sales

Cost of sales primarily consists of the purchase of inventories in relation to copper trading activities, and costs relating to the construction of water treatment facilities, such as raw materials, spare parts, consumables, and outsourced costs charged by subcontractors.

Selling and Distribution Expenses

Selling and distribution expenses primarily consist of business development expenses, payroll, travel expenses and related expenses for employees involved in selling and distribution activities.

Administrative Expenses

Administrative expenses primarily consist of salaries and staff welfare expenses, professional service fees, travel and entertainment expenses, depreciation and amortization, and other general corporate function related expenses.

Other Operating Income/(Loss)

Other operating income/(loss) primarily consists of government grants and tax refunds, and other non-operating income or expenses.

Fair Value Gain/(Loss)

Fair value gain or loss represents the net changes in fair value of the 120 million shares of FARL held by the Company from August 17, 2020 until their disposition on July 27, 2021, and the net changes in fair value of warrants issued to investors on January 20, 2021.

Impairment Loss on Financial Assets

Impairment loss on financial assets represents the allowance provided by the Company for expected credit losses on trade receivables. Please see Notes 15 and 16 to the audited consolidated financial statements herein for further information.

Impairment Loss on Intangible Assets

Impairment loss on intangible assets represents impairment charges recognized by the Company according to the result of annual impairment tests for long-lived assets.

Impairment Loss on Goodwill

Impairment loss on goodwill represents impairment charges recognized by the Company to goodwill arising from the acquisition of wastewater treatment business on June 30, 2017.

Finance Costs

Finance costs consist primarily of interest expense on loans and borrowings.

Finance Income

Finance income consists primarily of interest income on loans to related parties and a third party, and interest income derived from revenue contracts and service concession arrangement with significant financing component, which arise under IFRS due to the imputed credit terms attendant to the delayed payment terms we offer our customers. Imputed finance income under our service concession arrangement is recognized on an accrual basis using the effective interest rate times the net carrying amount of the financial asset we recognize in connection with the service concession arrangement. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions” for further information regarding loans to and from related parties.

Income Tax Benefit/(Expense)

The Company is not subject to taxes in the United States.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5%, while foreign-derived income is exempted from income tax. There is no withholding tax in Hong Kong on the remittance of dividends.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign invested enterprises and domestic companies. Shanghai Onway was subject to tax at a preferential tax rate of 12.5% for the years ended December 31, 2019 and 2020, and subject to a tax rate of 25% for the year ended December 31, 2021 and thereafter. Shaoguan Angrui was fully exempted from income tax according to the PRC corporate income tax laws and related regulations for the years ended December 31, 2019, 2020 and 2021. Shaoguan Angrui will enjoy a preferential tax rate of 12.5% for the years ended December 31, 2022, 2023 and 2024, and will be subject to a tax rate of 25% thereafter.

Results of Operations

The following table sets out our consolidated results of operations for the periods indicated:

	Amounts in thousands, except per share data
	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)
Consolidated Statements of Profit or Loss Data
Revenue	147,179	42,498	18,735	2,948
Cost of sales	(132,141)	(39,215)	(18,494)	(2,910)
Gross profit	15,038	3,283	241	38

Selling and distribution expenses	(828)	(758)	(922)	(145)
Administrative expenses	(19,904)	(18,853)	(22,869)	(3,598)
Other income/(loss)	1,431	1,616	(183)	(29)
OPERATING LOSS	(4,263)	(14,712)	(23,733)	(3,734)

Fair value gain/(loss) on financial instruments, net	—	31,334	(38,349)	(6,034)
Impairment losses on financial assets	(9,367)	(4,162)	(3,330)	(524)
Impairment loss on intangible assets	(16,662)	—	—	—
Impairment loss on goodwill	(31,478)	—	—	—
Finance costs	(340)	(3,749)	(4,359)	(686)
Finance income	12,808	15,468	16,935	2,665

(LOSS)/PROFIT BEFORE INCOME TAX	(49,302)	24,179	(52,836)	(8,313)

Income tax benefit/(expense)	1,374	(1,258)	(2,135)	(336)

(LOSS)/PROFIT FOR THE YEAR	(47,928)	22,921	(54,971)	(8,649)

ATTRIBUTABLE TO:
Owners of the Company	(43,042)	24,336	(48,152)	(7,576)
Non-controlling interests	(4,886)	(1,415)	(6,819)	(1,073)

	(47,928)	22,921	(54,971)	(8,649)

(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- (Loss)/earnings per share	(1.54)	0.78	(1.18)	(0.19)

Years Ended December 31, 2021 and 2020

The Company restated the comparative financial statements for the year ended December 31, 2020 to account for a common control transaction (the acquisition of PST Technology) using the pooling of interest method.

Revenue. Revenue decreased by CNY23.76 million (US$3.74 million) from CNY42.50 million for the year ended December 31, 2020 to CNY18.74 million (US$2.95 million) for the year ended December 31, 2021. The decrease in revenues was mainly caused by the completion of the construction phase of the Wujiang Project in January 2021, and no more revenue recognition from the related construction services thereafter as well as the cessation of copper ore trading in the second half of 2020 due to the volatile fluctuations of copper’s price.

Cost of sales. Cost of sales decreased by CNY20.73 million (US$3.26 million) from CNY39.22 million for the year ended December 31, 2020 to CNY18.49 million (US$2.91 million) for the year ended December 31, 2021. This decrease was mainly caused by the completion of the construction phase of the Wujiang Project in January 2021.

Selling and Distribution Expenses. Selling and distribution expenses increased by CNY0.16 million (US$0.03 million) from CNY0.76 million for the year ended December 31, 2020 to CNY0.92 million (US$0.15 million) for the year ended December 31, 2021. The increase was mainly due to strengthened business development efforts in 2021.

Administrative Expenses. Administrative expenses increased by CNY4.02 million (US$0.63 million) from CNY18.85 million for the year ended December 31, 2020 to CNY22.87 million (US$3.60 million) for the year ended December 31, 2021. The increase was mainly caused by professional service fees related to the Company’s private placement in January 2021 and the acquisition of PST Technology in July 2021.

Other Income/(Loss). Other income/(loss) decreased by CNY1.80 million (US$0.28 million) from CNY1.62 million of income for the year ended December 31, 2020 to CNY0.18 million (US$0.03 million) of loss for the year ended December 31, 2021. The decrease was caused by a drop in government grants and tax refunds.

Fair Value Gain/(Loss) on financial instruments, net. Fair value gain/(loss) on financial instruments, net decreased by CNY69.68 million (US$10.96 million) from CNY31.33 million of gain for the year ended December 31, 2020 to CNY38.35 million (US$6.03 million) of loss for the year ended December 31, 2021. The decrease was caused by the fluctuation of fair values of the Company’s outstanding warrants and the FARL shares.

Impairment Losses on Financial Assets. Impairment losses on financial assets decreased by CNY0.83 million (US$0.13 million) from CNY4.16 million for the year ended December 31, 2020 to CNY3.33 million (US$0.52 million) for the year ended December 31, 2021. The decrease was because the amount of trade receivables generated in prior years and collected in 2021 exceeded the amount of trade receivables generated in 2021 due to the lower revenue in 2021.

Finance Costs. Finance costs increased by CNY0.61 million (US$0.10 million) from CNY3.75 million for the year ended December 31, 2020 to CNY4.36 million (US$0.69 million) for the year ended December 31, 2021. This was due to interest expense from the bank loan that we took out in connection with the Wujiang Project (described in greater detail below) no longer being capitalized into the Company’s intangible assets relating to its rights under the service concession arrangement in 2021 as a result of the completion of construction of the Wujiang Project.

Finance Income. Finance income increased by CNY1.47 million (US$0.23 million) from CNY15.47 million for the year ended December 31, 2020 to CNY16.94 million (US$2.67 million) for the year ended December 31, 2021. Factors contributing to this increase included the rise of interest income from the service concession arrangement relating to a financing component which arose due to a guaranteed 28-year long collection period for construction services for the Wujiang Project. As the construction phase of Wujiang Project was completed and put into service in January 2021, both revenue from the operation services of the service concession arrangement and interest income from the service concession arrangement increased accordingly.

Income Tax Benefit/(Expense). Income tax expense increased by CNY0.88 million (US$0.14 million) from CNY1.26 million for the year ended December 31, 2020 to CNY2.14 million (US$0.34 million) for the year ended December 31, 2021. The increase was caused by the combined effects of the reversal of a prior withholding enterprise income tax payable amounting to CNY6.59 million in 2020 and a deferred tax expense arising from taxable temporary differences in 2021.

Net Loss. As a result of the foregoing, our net loss increased by CNY77.89 million (US$12.25 million) from net profits of CNY22.92 million for the year ended December 31, 2020, to a net loss of CNY54.97 million (US$8.65 million) for the year ended December 31, 2021.

Years Ended December 31, 2020 and 2019

The Company restated the comparative financial statements for the years ended December 31, 2020 and 2019 to account for a common control transaction (the acquisition of PST Technology) using the pooling of interest method.

Revenue. Revenue decreased by CNY104.68 million from CNY147.18 million for the year ended December 31, 2019 to CNY42.50 million for the year ended December 31, 2020. The decrease in revenues was primarily due to the bulk of the construction phase of the Wujiang Project being completed in 2019, leading to more revenue from construction services being recognized in 2019. In addition, the breakout of COVID-19 pandemic in 2020 also negatively affected business development and construction contract revenue.

Cost of sales. Cost of sales decreased by CNY92.92 million from CNY132.14 million for the year ended December 31, 2019 to CNY39.22 million for the year ended December 31, 2020. The drop was due to the decrease in the amount of construction activity relating to the Wujiang Project in 2020 compared to 2019.

Selling and Distribution Expenses. Selling and distribution expenses decreased by CNY0.07 million from CNY0.83 million for the year ended December 31, 2019 to CNY0.76 million for the year ended December 31, 2020.

Administrative Expenses. Administrative expenses decreased by CNY1.05 million from CNY19.90 million for the year ended December 31, 2019 to CNY18.85 million for the year ended December 31, 2020. The decrease was caused by the drop in salaries and bonuses in 2020 as a result of decreased headcount in 2020 compared to 2019.

Other Income/(Loss). Other income/(loss) increased by CNY0.19 million from CNY1.43 million of income for the year ended December 31, 2019 to CNY1.62 million for the year ended December 31, 2020.

Fair Value Gain/(Loss) on financial instruments, net. Fair value gain on financial instruments, net increased by CNY31.33 million from nil for the year ended December 31, 2019 to CNY31.33 million for the year ended December 31, 2020. The increase was caused by the fair value change of the 120 million shares of FARL that the Company received in 2020.

Impairment Losses on Financial Assets. Impairment losses on financial assets decreased by CNY5.21 million from CNY9.37 million for the year ended December 31, 2019 to CNY4.16 million for the year ended December 31, 2020. This was due to a decrease of in the amount of receivables expected to be uncollectible in 2020 compared to 2019, driven by lower revenues in 2020.

Impairment Losses on Intangible Assets. Impairment losses on intangible assets decreased from CNY16.66 million for the year ended December 31, 2019 to nil for the year ended December 31, 2020. This was due to the impairment of intangible assets in 2019 associated with the wastewater treatment business in view of less optimistic earnings forecasts, driven by the expectation that business volume and profitability would decline due to regional market saturation.

Impairment Loss on Goodwill. Impairment loss on goodwill decreased by CNY31.48 million from CNY31.48 million for the year ended December 31, 2019 to nil for the year ended December 31, 2020. This was due to the full impairment in 2019 of the goodwill associated with the wastewater treatment business in view of less optimistic earnings forecasts, driven by the expectation that business volume and profitability would decline due to regional market saturation.

Finance Costs. Finance costs increased by CNY3.41 million from CNY0.34 million for the year ended December 31, 2019 to CNY3.75 million for the year ended December 31, 2020. This was caused by the draw of a CNY80 million secured term loan (the “Bank Loan”) from the Bank of Communications in 2020, at an annual interest rate of 5.05%.

Finance Income. Finance income increased by CNY2.66 million from CNY12.81 million for the year ended December 31, 2019 to CNY15.47 million for the year ended December 31, 2020. This was mainly caused by the increase of interest income from the service concession arrangement.

Income Tax Benefit/(Expense). Income tax expense increased by CNY2.63 million from CNY1.37 million of income tax benefit for the year ended December 31, 2019 to CNY1.26 million of income tax expense for the year ended December 31, 2020. The increase of income tax expense was due to the combined effects of (i) taxable profits in 2020 compared with taxable loss in 2019; (ii) reversal of a prior withholding enterprise income tax payable amounting to CNY6.59 million in 2020; and (iii) CNY4.43 million of deferred tax benefit being recognized in 2019 due to the impairment of intangible assets.

Net Profit. As a result of the foregoing, our net profits increased by CNY70.85 million from net loss of CNY47.93 million for the year ended December 31, 2019, to net profits of CNY22.92 million for the year ended December 31, 2020.

Impact of Government Policies on the Company’s Operations

In response to the outbreak of COVID-19, the PRC government took a slew of unprecedented measures intended to control its spread, including quarantines, restrictions on travel and public gatherings, and temporary closure of certain businesses and facilities. These policies significantly affected our operations by restricting the movement of our employees, affecting our supply chains, disrupting the exploratory activities in our Moruogu Tong Mine and the rural wastewater treatment activities by Shanghai Onway, and causing significant price fluctuations in various markets. Also, large-scale quarantines and travel restrictions from time to time could lead to a slowdown in the general economy and the markets we intend to serve. There remains uncertainty on how long these impacts will last and whether they will escalate in the future. For further details of the impact on our operations of governmental policies in response to COVID-19, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to the Ongoing COVID-19 Pandemic – COVID-19 has disrupted our operations, and may further disrupt our operations or adversely affect our operations and financial position in the future, and may exacerbate the various other Risk Factors that we face,” and “— Trend Information”.

Our rural wastewater treatment business is highly dependent upon national and local government policies. In recent years, the PRC government has put an increasing emphasis on environmental protection and has introduced various policies to increase the awareness and support the development of environmental protection in China, especially in the rural areas, after the development of the industry had already been relatively mature in the urban areas. Demand for Shanghai Onway’s products and services, as well as that in the environmental protection industry in general, is largely driven by government policies. Many of Shanghai Onway’s customers are local governments, who have been investing heavily in environmental protection and prevention of water and air pollution. Shanghai Onway stands to benefit from the great potential and rapid development of the industry, but any unforeseen changes in future government policies could considerably alter the market dynamics of the industry and adversely affect our operations. If, for example, future policies substantially raise the discharge standards or alter any other technical specifications, Shanghai Onway may not be able to comply with those standards with its current technologies and may be forced to cease operations if it fails to achieve technological advancement.

Our metals exploration activities are subject to government regulations in various aspects, and our failure to comply with applicable government regulations could adversely affect our operations and subject us to fines and other penalties including suspension or termination of our business permits.

B.	Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. As of December 31, 2021, the Company financed its working capital requirements and capital expenditures through internally generated cash from prior years, our Bank Loan, non-interest-bearing loans from the Related-Party Debtholders, funds provided pursuant to the Cooperation Agreement, and the sale of 3,960,000 common shares and associated warrants to purchase up to 1,980,000 common shares at an offering price of US$1.85 per share in January 2021. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” In view of the operating loss of the wastewater treatment business and the pre-revenue exploration stage of the Moruogu Tong Mine, the Company expects that the availability of internally generated funds to sustain operations will decrease for the foreseeable future. Although we believe that our working capital is sufficient for our present requirements and to continue our current operations over the next 12 months, as we intend to explore other business opportunities in the PRC and to diversify our operations as we move into our next phase of growth, we envisage engaging in further capital-raising activities.

We have received letters from Feishang Group and Feishang Enterprise, entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, which state that Feishang Group and Feishang Enterprise will provide continuous financial support to the Group in relation to the going concern of its operations, and will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations, and that Feishang Enterprise will pay debts on behalf of the Group when needed. As such, we believe that we will be able to obtain adequate amounts of cash to meet our requirements beyond the next 12 months.

The revenue and expenses of our PRC subsidiaries are denominated in Renminbi. We pay our corporate expenses in either Hong Kong dollars or U.S. Dollars. The conversion of Renminbi into other currencies is strictly regulated by the PRC government. See “Item 3.D. – KEY INFORMATION – Risk Factors” and “Item 10.D. ADDITIONAL INFORMATION – Exchange Controls” for discussion of exchange controls in the PRC.

As of December 31, 2021, the breakdown of cash (in thousands) held in different currencies is as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY37,333	37,333	5,874
HK$1,245	1,015	160
US$3,148	20,011	3,148
Total	58,359	9,182

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

Cash Flows

The following table sets forth the Company’s cash flows for each of the three years ended December 31, 2019, 2020, and 2021:

	Years Ended December 31,
	2019	2020	2021
	CNY’000	CNY’000	CNY’000
Cash and cash equivalents at beginning of year	49,396	59,398	56,580
Net cash used in operating activities	(30,340)	(46,526)	(12,068)
Net cash (used in)/from investing activities	(2,453)	(5,168)	53,352
Net cash from/(used in) financing activities	42,822	48,595	(38,786)
Net increase/(decrease) in cash and cash equivalents	10,029	(3,099)	2,498
Effect of exchange rate changes on cash	(27)	281	(719)
Cash and cash equivalents at end of year	59,398	56,580	58,359

Operating Activities

Net cash used in operating activities was CNY12.07 million (US$1.90 million) in 2021, compared to CNY46.53 million in 2020. The decrease of cash outflows from operations in 2021 was mainly attributable to more trade payables and liabilities being paid in 2020 as the Wujiang Project and most of our EPC projects were completed in 2020 and the outstanding payables are due for settlement at a later date, leading to less payments in 2021.

Net cash used in operating activities was CNY46.53 million in 2020, compared to of CNY30.34 million in 2019. The increase of cash outflows in 2020 was mainly attributable to more trade payables and liabilities being paid in 2020 as the Wujiang Project and most of EPC projects had been completed in 2020 and the outstanding payables were due for settlement at a later date.

Investing Activities

Net cash from investing activities was CNY53.35 million (US$8.40 million) in 2021, compared to net cash used in investing activities of CNY5.17 million in 2020. The increase of cash inflows in 2021 mainly represents repayments from Xizang Xingwang, a related party, of an unsecured, non-interest bearing loan extended by Shenzhen Qianhai, our wholly owned subsidiary. Please see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Balances with Related Parties” for further information.

Net cash used in investing activities was CNY5.17 million in 2020, compared to CNY2.45 million in 2019. The increase of cash outflows in 2020 was primarily due to higher level of capital expenditures relating to the Wujiang Project in 2020.

Financing Activities

Net cash used in financing activities was CNY38.79 million (US$6.10 million) in 2021, compared to net cash from financing activities of CNY48.60 million in 2020. The increase in cash used in financing activities was a result of net repayments to related parties, which were partially offset by the proceeds from our registered public offering of common shares and concurrent private placement of warrants in January 2021. Please see “Item 10.C. ADDITIONAL INFORMATION – Material Contracts” for further details.

Net cash flows from financing activities were CNY48.60 million in 2020, compared to CNY42.82 million in 2019. The increase of cash from financing activities was primarily due to the Bank Loan. We drew CNY30.0 million under the Bank Loan in 2019, and CNY50.0 million in 2020.

Equity Financing

On January 20, 2021, we raised approximately US$6.37 million in net proceeds through our registered direct offering of common shares and private placement of warrants after deducting placement agent’s fees and other fees and expenses. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.”

Bank Loan

We entered into the CNY80.0 million facility on August 29, 2019 and drew down CNY30.0 million in September 2019 and CNY50.0 million in January 2020, respectively, under the terms of the Bank Loan. The proceeds of the Bank Loan were used for the construction of wastewater treatment infrastructure in villages and towns in the Wujiang Project. The annual interest rate of our Bank Loan is fixed at 5.05%. The Bank Loan is secured by certain rights and receivables related to the Wujiang Project, a pledge by Shanghai Onway and the non-local government investors in Shaoguan Angrui of their collective 80% equity interests in Shaoguan Angrui, and guaranteed by Feishang Enterprise and Shanghai Onway, who are primarily liable for amounts due under the Bank Loan. In addition to customary covenants, the Bank Loan includes provisions, among others, regarding the ongoing proper functioning of the Wujiang Project. The outstanding balance of the Bank Loan is due in equal annual instalments: of CNY3.0 million until December of 2023; CNY4.0 million from 2024 to 2028; CNY5.0 million from 2029 to 2034; CNY6.0 million at 2035; and CNY5.0 million from 2036 to 2038, when the Bank Loan matures.

Other Receivables

On June 30, 2021, Shenzhen Qianhai signed a loan agreement with Shenzhen Chaopeng Investment Co., Limited (“Shenzhen Chaopeng”), pursuant to which Shenzhen Chaopeng borrowed CNY80.0 million from Shenzhen Qianhai with an annual interest rate of 9% and a term of one year. Upon the expiration of the loan, the principal and interest shall be repaid in a lump sum. The loan is guaranteed by Shenzhen Feishang Investment Co., Limited, which is a wholly owned subsidiary of Shenzhen Chaopeng. The ultimate beneficial owner of Shenzhen Chaopeng is Zhang Jian, an unrelated individual.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2021:

	Payments due by period
	Total	Within 1 year	1 to 3 years	3 to 5 years	Thereafter
	CNY’000	CNY’000	CNY’000	CNY’000	CNY’000

Lease liabilities	2,401	1,047	1,014	340	—
Long-term debt obligations, including current portion	113,813	6,882	14,295	14,497	78,139
	116,214	7,929	15,309	14,837	78,139

Other Known Contractual and Other Obligations

Please refer to “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions” for a discussion of amounts due to and from our affiliates.

Except as disclosed above and discussed under “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares” and “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of PST Technology,” there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2019, 2020 and 2021.

Under the Cooperation Agreement, Jijincheng Mining, rather than the Company, is the party to any contracts relating to exploratory work relating to the northern part of Moruogu Tong Mine. In the event we determine to pursue a mining permit and thereafter engage in mining at the Moruogu Tong Mine, we will be required, among other things, for mine construction and development, to build roads and make provision for water and electricity at the mine site. There will be significant capital expense for these and other projects. We intend to fund those capital expenditures from the proceeds of loans from our Related-Party Debtholders, if available, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary, bank borrowings.

C.	Research and Development, Patents and Licenses, Etc.

The Company did not make any significant expenditures on Company-sponsored research and development activities during each of the last three fiscal years. Please refer to “Item 4.B. – INFORMATION OF THE COMPANY – Business Overview” for the details of the Group’s current patents.

D.	Trend Information

We believe that the following factors which impact our various revenue and expense items (as described below) have had, and will continue to have, a significant effect on the development of our business, financial position and results of operation.

In July 2021, the Company entered into environmental protection business through acquisition of a 51% equity interest in Shanghai Onway, a PRC company which is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. In recent years, the PRC environmental protection industry has grown quickly. Shanghai Onway stands to benefit from the great market potential and an increasing number of government policies in support of the industry development. However, the larger market has also attracted a large number of new participants, which has resulted in increasingly intense market competition. Shanghai Onway’s current proprietary biological filtration technology and integrated processes are highly competitive, but potentially more advanced technologies developed by other competitors in the future or stricter standards brought by future government policies may adversely affect Shanghai Onway’s ability to operate profitably. The Company is implementing efforts to streamline operations and reduce costs, but these efforts may not be successful.

Our rural wastewater treatment business is highly dependent upon national and local government policies. Any unforeseen changes in future government policies could considerably alter the market dynamics of the industry and adversely affect our ability to further undertake projects and generate revenues. Competition may also adversely affect our ability to secure and undertake projects on a profitable basis.

Our exploration and mining operations are highly speculative due to the high-risk nature of our exploration and mining business, which may include the acquisition, financing, exploration, and development of mineral properties and operation of mines. There is no assurance that our current or future exploration programs at the Moruogu Tong Mine or any future acquisitions will result in the identification of deposits that can be mined profitably. The economic viability of a mining project may be adversely affected by many factors, including failure to identify sufficient ore reserves, reduced recovery rates, a rise in production costs as a result of inflation or other technical problems, and significant price fluctuations in the commodities markets. In addition, the fact that the northern part of Moruogu Tong Mine is currently being explored under a Cooperation Agreement means that our share in any future profits from mineral extraction at the mine is effectively reduced, the details of which are still subject to negotiation. We currently do not generate revenues from our exploration and mining operations, and we will have to fund exploration expenses until we are able to generate sufficient revenue to pay them.

During 2021, the major economies were all on track for recovery and achieved different levels of economic growth. This, combined with massive quantitative easing, led to a strong and even overheated commodity market worldwide. However, the ongoing COVID-19 pandemic continued to cause economic and financial disruptions around the world. Our business operations, including the rural wastewater treatment business of Shanghai Onway and the exploration activities at the northern part of Moruogu Tong Mine, were adversely affected due to travel restrictions and temporary restraints on our operations, as well as highly volatile commodity demand and prices. Monetary policies of major economies also had and will continue to have significant impacts on the commodity markets. For further details on the impact of the COVID-19 pandemic, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to Our Mine Exploration Activities in Inner Mongolia – Volatility in the market prices of metals may adversely affect the results of our operations,” “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to the Ongoing COVID-19 Pandemic – COVID-19 has disrupted our operations, may further disrupt our operations or adversely affect our operations and financial position in the future, and may exacerbate the various other Risk Factors that we face,” and “Item 5.A. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Operating Results – Impact of Government Policies on the Company’s Operations.”

The ongoing COVID-19 pandemic continues to adversely affect our operations by causing disruptions to market demand and supply chains, restricting employee movement, and causing significant price fluctuations. This has increased our operating costs and could negatively affect our ability to generate revenues. From February through April 2022, due to a resurgence of the pandemic in Shenzhen, Shanghai and other cities, some of the Company’s personnel were quarantined at home and were unable to return to work at the Company’s offices. Accordingly, our operations were severely disrupted by COVID-19 and efforts to contain it. Additionally, during this period, a resurgence of the pandemic in Shanghai and other cities affected our materials transportation and caused the inability of construction personnel to arrive at the site, and several construction projects were delayed and our market expansion was also affected. These factors will lead to a significant reduction in our revenue in the first quarter of 2022. As a result of the major uncertainties caused by the ongoing COVID-19 pandemic, our reported financial results may not necessarily be indicative of our future prospects and results of operations. The pandemic, or geopolitical tensions such as the current conflict between Russia and Ukraine, could also exacerbate many other risks associated with our operations.

Other than as disclosed above and elsewhere in this annual report, the Company does not believe that there have been any other recent known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Not applicable.

New IFRS Pronouncements

For a detailed discussion of new accounting pronouncements, please see Notes 2.4 and 2.5 to our audited consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Executive Officers and Directors

The following table identifies the current directors and executive officers of the Company, and sets forth their ages and positions with the Company:

Name	Age	Position

Wong Wah On Edward	58	Chairman of the Board of Directors, President and Chief Executive Officer
Tam Cheuk Ho	59	Director
Zhu Youyi	41	Chief Financial Officer and Corporate Secretary
Zou Yu	43	Vice President
Peng Wenlie	54	Vice President
Lam Kwan Sing	52	Non-employee Director
Ng Kin Sing	59	Non-employee Director
Yip Wing Hang	55	Non-employee Director
Li Feilie	56	Director of Subsidiaries

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

Dr. Peng Wenlie joined the Company as a Vice President in March 2021. Dr. Peng has been engaged in the development of natural medicines and investment consulting for more than 20 years. He currently serves as Chairman of the Board of Shanghai Onway, as director of Guangxi Huaxia Herbal Medicine Co. Ltd., and as director of Guangxi Huaxia Herbal Medicine Sales Co. Ltd. He previously served as Director of the Biomedicine Investment Department of Feishang Enterprise. While at Feishang Enterprise, Dr. Peng led the selection of target companies for investment in the biomedical space, conducting due diligence and appraising risks and returns as part of the investment decisions. Earlier in his career, Dr. Peng was a professor in the Life Sciences School of Sun Yat-Sen University. He was awarded a Doctor of Science degree from Sun Yat-Sen University in 1999 and a Master of Science degree in 1996.

Mr. Lam Kwan Sing has been a non-employee director and a member of CHNR’s Audit Committee and Nominating and Governance committee since December 2004, and a member of its Compensation Committee since November 2007. Mr. Lam has been an independent non-executive director of Summit Ascent Holdings Limited, a Hong Kong listed company, since June 2019. From November 2016 to the present, Mr. Lam has been the chief executive officer and executive director of SFund International Holdings Ltd., a Hong Kong listed company. He is also an independent non-executive director of Aceso Life Science Group Limited (formerly known as Hao Tian Development Group Limited), a Hong Kong listed company, since August 2012. From August 2010 to August 2017, Mr. Lam was the executive director of China Smarter Energy Group Holdings Limited, a Hong Kong listed company, where he was responsible for corporate development. Mr. Lam holds a bachelor’s degree in Accountancy from the City University of Hong Kong.

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

Key Employees

The following table identifies the senior management of Shanghai Onway and Bayannaoer Mining, and their ages and positions:

Name	Age	Position

Ma Xiongbing	46	General Manager of Shanghai Onway
Yu Jun	54	General Manager of Bayannaoer Mining
Yao Yangli	57	Deputy Chief Engineer of Bayannaoer Mining

Mr. Ma Xiongbing was appointed as general manager of Shanghai Onway in May 2017. Mr. Ma has over 20 years of experience in general administration and finance. Prior to joining Shanghai Onway, he served as general manager of Shanghai Angwei Eco-Environment Engineering Co., Ltd. Mr. Ma graduated from Wuhan Military School of Economics with a bachelor’s degree in 1998.

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

Family Relationships and Other Arrangements

There are no family relationships between any of the individuals identified above. There are no arrangements or understandings between major shareholders, customers, suppliers or others pursuant to which any of the individuals identified above was selected as a director or member of senior management, other than the fact that each was elected by Mr. Li Feilie.

Board Diversity

On August 6, 2021, the SEC approved Nasdaq’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for Nasdaq-listed companies. Pursuant to the amended listing standards, CHNR, as a foreign private issuer, is required to have at least one diverse board member or explain the reasons for not meeting this objective by 2023. Furthermore, a board diversity matrix is required to be included in a foreign private issuer’s annual report on Form 20-F, containing certain demographic and other information regarding members of our board of directors. The board diversity matrix is set out below.

Board Diversity Matrix (As of May 17, 2022)
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

				Did Not Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	0	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2021, to each of the individuals identified in “Item 6.A. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Directors and Senior Management” above.

Name	Compensation (US$)	Number of options to purchase common shares	Exercise price (US$/share)	Expiration date
Directors and Executive Officers
Lam Kwan Sing	15,385	—	—	—
Li Feilie[1]	1	—	—	—
Ng Kin Sing	15,385	—	—	—
Peng Wenlie	1	—	—	—
Tam Cheuk Ho2	1	—	—	—
Wong Wah On Edward[2]	1	—	—	—
Yip Wing Hang	15,385	—	—	—
Zhu Youyi	31,703	—	—	—
Zou Yu	1	—	—	—
Key Employees		—	—	—
Yu Jun	11,800	—	—	—
Yao Yangli	32,106	—	—	—
Ma Xiongbing	58,896	—	—	—

———————

1	Mr. Li serves as director of certain subsidiaries of the Company. The amount does not include payments under an office sharing agreement pursuant to which Feishang Enterprise, a company controlled by Mr. Li, provides our subsidiary Feishang Management with certain shared office space (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below).
2	The amounts do not include payments to Anka under an office sharing agreement pursuant to which Anka provides certain accounting, administrative and secretarial services to the Company (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below). Anka is jointly owned by Messrs. Wong Wah On Edward and Tam Cheuk Ho.

On April 2, 2015, we entered into service agreements with Mr. Tam Cheuk Ho (a director) and Mr. Wong Wah On Edward (our Chairman, Chief Executive Officer and President). Each of the agreements is for an initial term of one year and, thereafter, continues unless and until terminated by either party on not less than one month’s notice. Each of the agreements also provides for the payment to the individual of an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

On March 7, 2019, we entered into an employment agreement with Mr. Yu Jun for his services as general manager of Bayannaoer Mining for a term of one year expiring on March 6, 2020. The agreement was renewed on March 7, 2020, March 7, 2021, and March 7, 2022, respectively, with the same initial terms. For his services, Mr. Yu receives a basic salary at the rate of CNY5,000 (US$787) per month, and is eligible for a bonus. Mr. Yu also enjoys certain perquisites and is eligible for bonuses. These amounts are included in the table above.

On April 23, 2019, we entered into an employment agreement with Mr. Yao Yangli for his services as deputy chief engineer of Bayannaoer Mining for a term of one year expiring on April 22, 2020. The agreement was renewed on April 23, 2020, March 23, 2021, and March 23, 2022, respectively, with the same initial terms. For his services, Mr. Yao receives a basic salary at the rate of CNY14,666 (US$2,307) per month, and is eligible for a bonus. Mr. Yao also enjoys certain perquisites and is eligible for bonuses. These amounts are included in the table above.

On January 1, 2019, we entered into an employment agreement with Mr. Ma Xiongbing for his services as general manager of Shanghai Onway for a term of five years expiring on December 31, 2024. For his services, Mr. Ma receives a basic salary at the rate of CNY31,200 (US$4,908) per month. These amounts are included in the table above.

On July 14, 2020, we entered into a service agreement with Mr. Zhu Youyi (our Chief Financial Officer and Corporate Secretary). The agreement is for an initial term of one year and, thereafter, continues unless and until terminated by either party on not less than one month’s notice. The agreement also provides for the payment of an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

On October 22, 2020, we entered into a service agreement with Mr. Zou Yu (Vice President). The agreement is for an initial term of one year and, thereafter, continues unless and until terminated by either party on not less than one month’s notice. The agreement also provides for the payment of an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

On March 22, 2021, we entered into a service agreement with Dr. Peng Wenlie (Vice President). The agreement is for an initial term of one year and, thereafter, continues unless and until terminated by either party on not less than one month’s notice. The agreement also provides for the payment of an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive officers or directors. For each of the three years ended December 31, 2019, 2020 and 2021, no increases in cash compensation were determined by the Compensation Committee under the service agreements, and we paid or accrued nil, nil and nil, respectively, for cash compensation to our executive officers for their services as such.

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

Non-Employee Director Compensation

We pay our independent directors a monthly director’s fee equal to HK$10,000. We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We reimburse out-of-pocket expenses incurred by directors in attending Board and committee meetings. During the fiscal year ended December 31, 2021, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2014 Equity Compensation Plan	—	N/A	8,189,616
Equity compensation plans not approved by security holders	—	N/A	—
Total	—	N/A	8,189,616

Stock Option Plan

The 2014 Equity Compensation Plan (the “2014 Plan”) was authorized by our Board of Directors on June 20, 2014, and was ratified and approved by members on July 21, 2014.

The purposes of the 2014 Plan are to:

•	Encourage ownership of our common shares by our officers, directors, employees and advisors;
•	Provide additional incentive for them to promote our success and our business; and
•	Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

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

The Board or Plan Committee may determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common shares at the time of the award. All questions relating to the administration of the 2014 Plan and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Board or Plan Committee.

A total of 8,189,616 common shares have been reserved for issuance under the 2014 Plan. No awards have yet been made under the 2014 Plan. The 2014 Plan terminates on June 19, 2024.

C.	Board Practices

As provided by our Memorandum and Articles, each director is to hold office for a three-year term expiring immediately following the annual meeting of shareholders held three years following the annual meeting at which he or she was elected.

At the annual meeting of shareholders in 2021, Messrs. Lam Kwan Sing and Yip Wing Hang were elected to serve as Class II directors until immediately following the annual meeting to be held in 2024 and until their successors have been duly elected and qualified. Messrs. Wong Wah On Edward and Tam Cheuk Ho serve as Class III directors until immediately following the annual meeting to be held in 2022 and until their successors have been duly elected and qualified. Mr. Ng Kin Sing serves as Class I director until immediately following the annual meeting to be held in 2023 and until his successor has been duly elected and qualified.

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

Please see “Item 6.B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Compensation – Executive Compensation,” above, for information regarding our service contracts with Messrs. Tam Cheuk Ho and Wong Wah On Edward.

Audit Committee

Our Board of Directors has established an Audit Committee that operates pursuant to a written charter. Our Audit Committee, whose members currently consist of Yip Wing Hang, Lam Kwan Sing and Ng Kin Sing, is principally responsible for ensuring the accuracy and effectiveness of the annual audit of the financial statements. The duties of the Audit Committee include, but are not limited to:

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

The Compensation Committee is responsible for:

•	Formulating corporate goals and objectives relevant to compensation payable to the CEO and other executive officers;
•	Evaluating the performance of the CEO and other executive officers in light of these goals and objectives;
•	Recommending to the Board for its adoption and approval compensation payable to the CEO and other executive officers, including (a) annual base salary level, (b) annual incentive opportunity level, (c) long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreement/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits;
•	Administering and supervising the Company’s incentive compensation plans, including equity compensation plans;
•	Recommending to the Board for its adoption and approval awards to be made under the Company’s incentive compensation plans, including equity compensation plans; and
•	Generally supporting the Board of Directors in carrying out its overall responsibilities relating to executive compensation.

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

We currently comply with the applicable specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other provisions of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. However, we have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the BVI do not require compliance with the same or substantially similar requirements:

•	A majority of our directors are not independent as defined by Nasdaq rules;
•	Our independent directors do not hold regularly scheduled meetings in executive session (rather, all Board members may attend all meetings of the Board of Directors);
•	The compensation of our executive officers is recommended but not determined by an independent committee of the Board or by the independent members of the Board of Directors; and our CEO is not prevented from being present in the deliberations concerning his compensation;
•	Related party transactions are not required to be reviewed;
•	We are not required to solicit member approval of stock plans or securities issuances, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or below market price issuances of 20% or more of our outstanding shares to any person; and
•	We are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600.

D.	Employees

As of the date of this Annual Report, we employed a total of 75 employees on a full-time basis consisting of (a) 66 employees engaged in rural wastewater treatment, (b) six employees engaged in metal exploration, and (c) three executive and administrative employees in corporate services. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees as of December 31, 2019, 2020, and 2021, including their principal category of activity and geographic location.

		Years Ended December 31,
		2019	2020	2021

Hong Kong	Accounting, administration and management	2	2	2
		2	2	2

The PRC	Accounting, administration and management (Shenzhen)	2	2	1
	Accounting, administration and management (Bayannaoer)	4	4	4
	Accounting, administration and management (Shanghai Onway)	41	28	40
	Sales and purchasing	5	5	4
	Cashier	4	4	4
	Construction management	16	16	19
	Mining exploration	1	1	1
		73	60	73
Total		75	62	75

E.	Share Ownership

The following table sets forth, as of April 29, 2022, the share ownership of the Company’s common shares by each of the individuals disclosed in response to Item 6.B. of this Annual Report.

As of April 29, 2022, there were 40,948,082 common shares issued and outstanding. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers, and Mr. Li Feilie, do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class

Li Feilie	26,857,759	(1)	65.59%
Wong Wah On Edward	400,000		0.98%
Tam Cheuk Ho	281,926		0.69%
Lam Kwan Sing	—		—
Ma Xiongbing	—		—
Ng Kin Sing	—		—
Peng Wenlie	—		—
Yao Yangli	—		—
Yip Wing Hang	—		—
Yu Jun	—		—
Zhu Youyi	—		—
Zou Yu	—		—
Officers and directors as a group (12 persons)	27,539,685		67.26%

———————

(1)	Mr. Li is not an officer or director of CHNR but is an officer and/or director of certain of our subsidiaries, and ultimately controls the Company through his beneficial ownership of our shares, his ability to elect the Board of Directors and his ownership of a substantial amount of Company debt. This number consists of (a) 26,557,759 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

Please refer to the discussion of our equity compensation plan and securities authorized for issuance thereunder under “Item 6.B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Compensation – Securities Authorized for Issuance Under Equity Compensation Plans,” above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

Significant Changes in Ownership

In August 2020, we issued 9,077,166 common shares to Feishang Group, which is indirectly wholly owned by Mr. Li Feilie, our controlling shareholder, in exchange for 120 million shares of FARL held by Feishang Group. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares.” In January 2021, we issued 3.96 million common shares in a registered offering, and concurrently privately placed warrants exercisable for up to 1.98 million common shares. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” In July 2021, we issued 3.0 million common shares, and transferred our 120 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.6 million), to Feishang Group in exchange for all outstanding shares of PST Technology and the transfer to us of approximately CNY130.0 million (US$20.5 million) of PST Technology’s outstanding debt previously owed to Mr. Li Feilie. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of PST Technology.” As a result of this issuance, Mr. Li Feilie was the beneficial owner of 65.59% of our common shares. Other than the foregoing events, there have been no significant changes in the percentage of ownership held by the major shareholder during the past three years.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of April 29, 2022, on that date our common shares were held of record by approximately 174 persons, 154 of whom, holding approximately 27.25% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

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

As discussed above, we have received letters from Feishang Group and Feishang Enterprise, entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, both dated April 13, 2022 which state that Feishang Group and Feishang Enterprise will provide continuous financial support (in the form of interest-free loans) to us in relation to the going concern of our operations, including not recalling any amounts due to them until we are in a position to settle the amounts due without having a detrimental impact on our financial resources, and that Feishang Enterprise will pay debts on our behalf when needed. As far as the Company understands, there is no limitations on the amount, provision or duration of support from Feishang Group or Feishang Enterprise.

Feishang Enterprise and Feishang Group are each beneficially owned by Mr. Li Feilie, the principal beneficial owner of the Company, and members of his family. Mr. Li is also the former Chief Executive Officer and Chairman of the Company and currently serves as a director of certain subsidiaries of the Company. Mr. Wong Wah On Edward, the Chief Executive Officer and Chairman of the Company is also a director of certain affiliates of Feishang Group.

Acquisition of FARL Shares in Exchange for Newly Issued Company Shares

On August 17, 2020, the Company entered into a sale and purchase agreement with Feishang Group pursuant to which the Company issued 9,077,166 of the Company’s common shares, no par value, to Feishang Group, in exchange for 120 million shares of FARL, with an approximate aggregate value of HK$87,522,000 (determined at a price of HK$1.006 per share, representing the average closing price of FARL on the five trading days before August 17, 2020, adjusted for a 27.5% discount based on an independent valuation report). Feishang Group is the largest stockholder in the Company, and is wholly owned by Mr. Li Feilie, who also beneficially owns 53.53% of the outstanding equity of FARL.

Transfer of Equity Interests of Yangpu Lianzhong

On April 28, 2021, the Company’s subsidiary China Coal entered into an equity transfer agreement to transfer 100% of the equity interests of Yangpu Lianzhong Mining Co., Limited (“Yangpu Lianzhong”) to the Company’s external related party, Shenzhen Feishang Energy Investment Co., Limited (“Feishang Energy”), for a total consideration of CNY103.767 million (US$16.07 million). Rather than receiving cash as a result of this transaction, the consideration offset amounts due to Feishang Energy under a series of creditor right transfer agreements. Please see Note 28 of our audited consolidated financial statements for more information. Feishang Energy is a wholly owned subsidiary of Feishang Enterprise, which is controlled by our principal beneficial owner Mr. Li Feilie. Because of the transfer of the equity interests, Yangpu Lianzhong is no longer a subsidiary of the Company.

Acquisition of PST Technology

On July 27, 2021, the Company entered into the Sale and Purchase Agreement with Mr. Li Feilie pursuant to which the Company issued three million restricted shares of the Company’s common shares, and transferred its 120 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.6 million), to Feishang Group in exchange for all outstanding shares of PST Technology Limited and the transfer to the Company of approximately CNY130.0 million (US$20.5 million) of PST Technology’s outstanding debt previously owed to Mr. Li, which debt was eliminated upon consolidation. PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC projects and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. The total value of the consideration that the Company provided to Mr. Li was approximately CNY104.1 million (US$16.4 million), which amount was a 20% discount to the valuation (including the assigned debt) of PST Technology provided by an independent valuation firm.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Year Ended December 31,
	2019	2020	2021
	CNY’000	CNY’000	CNY’000

Interest income received from Feishang Enterprise (1)	6,792	6,792	3,396
CHNR’s share of office rental, rates and others to Anka (2)	1,506	1,368	1,343
Feishang Management’s share of office rental to Feishang Enterprise (3)	166	166	166
Shenzhen New PST’s share of office rental to Feishang Enterprise (4)	90	90	90

———————

(1)	The Company’s subsidiary, Shanghai Onway, entered into a series of contracts to provide a loan amounting to CNY80 million at interest rate of 9% per annum to Feishang Enterprise from March 2, 2018 to June 30, 2021. The amount displayed above is the amount of interest income actually received from Feishang Enterprise after value-added taxes.

(2)	The Company signed a contract with Anka to lease 184 square meters of office premises for 2 years, from July 1, 2018 to June 30, 2020, subsequently extended to June 30, 2022. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka. Costs presented here include both rent and services.

(3)	On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2021, which will expire on September 30, 2022.

(4)	Shenzhen New PST signed a contract with Feishang Enterprise to lease 96 square meters of office premises annually. The latest contract is from March 14, 2021 to March 13, 2022.

Balances with Related Parties

	As of December 31,
	2019	2020	2021
	CNY’000	CNY’000	CNY’000
Receivables from related parties
Xizang Xingwang Investment Co. Ltd. (“Xizang Xingwang”) (1)(5)	44,448	44,668	—
Feishang Enterprise (1)(6)	79,229	79,225	—
Payables to related parties
Feishang Enterprise (1)(2)	5.255	6,646	3,019
Feishang Group (1)(3)	7,097	7,149	14,050
Anka Capital Limited (“Anka Capital”) (4)	—	2,780	2,691
Shenzhen Qianhai Feishang Industrial Investment Co., Ltd. (“Qianhai Industrial”) (1)(7)	70,052	70,033	—

Dividend payable to related parties
Qianhai Industrial (1)(8)	—	—	5,048

Lease liabilities to related parties
Feishang Enterprise (1)(2)	287	—	—
Anka (4)	516	1,092	372

———————

(1)	Feishang Enterprise, Feishang Group, Xizang Xingwang and Qianhai Industrial are entities controlled by Mr. Li Feilie, who is the principal beneficial owner of the Company.
(2)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.
(3)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.
(4)	Anka Capital and Anka are each jointly owned by Messrs. Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company. The payable to Anka Capital by CHNR represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.
(5)	The receivable due from Xizang Xingwang as of December 31, 2019 and 2020 represents an unsecured and interest-free loan amounting to CNY45.0 million provided by Shenzhen Qianhai. The corresponding expected credit loss allowance as of December 31, 2019 and 2020 was CNY552,000 and CNY332,000, respectively. Shenzhen Qianhai received full repayment of CNY 45.0 million from Xizang Xingwang on May 17, 2021.
(6)	The receivable due from Feishang Enterprise as of December 31, 2019 and 2020 represents a loan provided by the Group through Shanghai Onway with a principal amount of CNY80.0 million at interest rate of 9% per annum. The corresponding expected credit loss allowance as of December 31, 2019 and 2020 was CNY1,109,000 and CNY775,000, respectively. On July 1, 2021, Feishang Enterprise repaid the outstanding amount owed to the Group through Shenzhen Qianhai, the direct parent of Shanghai Onway.
(7)	The payable to Qianhai Industrial by Shenzhen Qianhai represents the net amount of advances from Qianhai Industrial. The balance is unsecured and interest-free. During the year ended December 31, 2021, Shenzhen Qianhai repaid CNY50.1 million in cash. The remaining indebtedness of CNY20.0 million was changed to indebtedness owed to the Company through the acquisition of PST Technology in July 2021.
(8)	The dividend payable to Qianhai Industrial represents the declared but unpaid dividend which was approved at the shareholder meeting of Shenzhen Qianhai on June 22, 2021, prior to the acquisition of Shenzhen Qianhai by the Group.
C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information

The Company’s audited consolidated financial statements filed as part of this Annual Report on Form 20-F are included herewith as Appendix A and are incorporated herein by reference.

Legal Proceedings

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

Dividend Policy

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

None.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

The principal United States market for our common shares, our only class of outstanding equity securities, is the Nasdaq Capital Market. Our common shares are traded on the Nasdaq Capital Market under the symbol “CHNR.” We are not aware of any principal market for any of our securities outside of the United States.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares have been listed on the Nasdaq Capital Market since November 22, 2004, under the symbol “CHNR.” From August 7, 1995, until November 22, 2004, our common shares were listed on the Nasdaq SmallCap Market under the symbol “CHRB.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information contained in our Registration Statement on Form F-3 (File No. 333-233852), declared effective by the SEC on November 20, 2019, under the heading “Our Charter and Certain Provisions of BVI Law” is hereby incorporated by reference.

C.	Material Contracts

In January 2020, we drew down CNY50.0 million under the Bank Loan with the Bank of Communications. The proceeds were used for the construction of wastewater treatment infrastructure in villages and towns in the Wujiang Project. See “Item 5.B. – OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Liquidity and Capital Resources – Bank Loan” for additional information.

In August 2020, we issued 9,077,166 common shares to Feishang Group, which is indirectly wholly owned by Mr. Li Feilie, our controlling shareholder, in exchange for 120 million shares of FARL held by Feishang Group. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares” for additional information.

On January 20, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell, (i) in a registered direct offering, up to an aggregate of 3.96 million common shares of the Company at a per share purchase price of $1.85 (the “Registered Offering”), and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,584,000 common shares of the Company (the “Investors Warrants”), for gross proceeds of approximately $7.3 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. The Registered Offering closed on January 22, 2021.

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

FT Global Capital, Inc. (the “Placement Agent”) acted as the exclusive placement agent in connection with the Registered Offering and the private placement pursuant to the terms of a placement agency agreement, dated January 20, 2021, between the Company and the Placement Agent (the “Placement Agent Agreement”). Pursuant to the Placement Agent Agreement, the Company agreed to pay the Placement Agent a cash fee equal to 8% of the aggregate proceeds received by the Company from the sale of its securities to investors introduced to the Company by the Placement Agent. In addition to the cash fee, the Company agreed to issue to the Placement Agent warrants to purchase an aggregate of up to 10% of the aggregate number of shares sold in the Registered Offering (the “Placement Agent Warrants”). The Placement Agent Warrants are on the same terms and conditions as the Investors Warrants, exercisable at a price of $2.35 per share, subject to a 180-day delay in the exercise period.

On June 30, 2021, Shenzhen Qianhai signed a loan agreement with Shenzhen Chaopeng, pursuant to which Shenzhen Chaopeng borrowed CNY80.0 million from Shenzhen Qianhai with an annual interest rate of 9% and a term of one year. See “Item 5.B. – OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Liquidity and Capital Resources – Other Receivables” for additional information.

In July 2021, we issued 3.0 million common shares, and transferred our 120.0 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.6 million), to Feishang Group in exchange for all outstanding shares of PST Technology and the transfer to us of approximately CNY130.0 million (US$20.5 million) of PST Technology’s outstanding debt previously owed to Li Feilie. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of PST Technology” for additional information.

The Company is a beneficiary from the letters from Feishang Group and Feishang Enterprise regarding the provision of financial support to the Company, executed on April 13, 2022.

D.	Exchange Controls

There are no material BVI laws, decrees, regulations or other pieces of legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to nonresident holders of our shares. BVI law and our Memorandum and Articles impose no limitations on the right of nonresident or foreign owners to hold or vote our common shares. However, we operate through subsidiaries located in the PRC, and the payment of dividends by PRC companies is subject to certain restrictions imposed under PRC law.

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

In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving Policies for Foreign Exchange Administration for Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. Under SAFE Circular 13, the foreign exchange procedures are further simplified, and foreign exchange registrations of direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches. However, the foreign invested enterprises were still prohibited by SAFE Circular 13 to use the RMB converted from foreign currency-registered capital to extend entrustment loans, repay bank loans or inter-company loans.

In October 2019, SAFE issued the Circular on Further Promoting the Facilitation of Cross Border Trade and Investment, which allows noninvestment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the negative list and the target investment projects are genuine and in compliance with laws.

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

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below), BVI tax consequences of an investment in our common shares, and PRC tax considerations.

United States Federal Income Taxation

The following discussion addresses only the material U.S. federal income tax consequences to a U.S. Holder who holds common shares as a capital asset (generally, property held for investment). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum tax applicable to noncorporate holders, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of common shares, except to the extent described below under “British Virgin Islands Income Taxation” and “PRC Taxation.” Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership and disposition of common shares.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. Dollar amount of dividends received by certain noncorporate taxpayers, including individuals, will be subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on common shares will be treated as qualified dividends if (i) the common shares are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC, as discussed below.

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

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year in which a U.S. Holder holds common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If the Company is a PFIC for any tax year in which a U.S. Holder owns common shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the common shares. If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which the Company qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

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

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year in which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

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

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period in which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

BVI Taxation

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

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity price risk

We were not exposed to equity price risk as of December 31, 2021, following the disposal of FARL’s equity securities in July 2021.

Foreign currency exchange rate risk

Revenue and expenses of our PRC subsidiaries are denominated in Renminbi. The administrative expenses of the Company’s head office in Hong Kong are denominated either in United States dollars or Hong Kong dollars. As the reporting currency of the Company’s consolidated financial statements is Renminbi, the Company has market risk with respect to currency fluctuation between Hong Kong dollars and United States dollars to Renminbi and translation difference may arise on consolidation. The Company may also suffer an exchange loss when it converts Renminbi to other currencies, such as Hong Kong dollars or United States dollars. If market conditions allow, the Company endeavors to match the currency used in operating/investing activities with that used in financing activities. We have not engaged any foreign currency contracts to hedge our potential foreign currency exchange exposure, if any.

Interest rate risk

None of our outstanding debt bears interest at a floating rate. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank accounts. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Commodity price risk

We were not exposed to commodity price risk as of December 31, 2021, as we did not have any copper ore in inventory on that date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange Act. As of December 31, 2021, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2021, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the periods specified by the SEC’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the COSO criteria). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2021, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2021 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.	[Reserved]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In general, an “audit committee financial expert” within the meaning of Item 16A. of Form 20-F, is an individual member of the Audit Committee who:

•	understands generally accepted accounting principles and financial statements;
•	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves;
•	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity of our financial statements, or experience actively supervising one or more persons engaging in such activities;
•	understands internal controls over financial reporting; and
•	understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

•	education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;
•	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;
•	experience overseeing or assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements; or
•	other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing is each an “audit committee financial expert” within the meaning of Item 16A of Form 20-F of Regulation S-K. Each of our “audit committee financial experts” is independent as that term is used in Nasdaq Marketplace Rule 5605(a)(2).

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
73

We have adopted a Code of Ethics that is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics is incorporated by reference as an exhibit to this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services provided by Ernst & Young Hua Ming LLP (PCAOB ID No. 1408), Beijing, China, our independent registered public accounting firm, for fiscal years 2020 and 2021.

	Fiscal Year 2020		Fiscal Year 2021

Audit Fees	US$	153,125	US$	619,110
Audit-Related Fees	US$	7,656	US$	75,112
Tax Fees		—		—
All Other Fees		—		—

Total	US$	160,781	US$	694,222

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees —This category includes the fees for the pro forma review of the Company’s acquisition of FARL shares in 2020, and fees relating to the registered public offering of common shares, concurrent private placement of warrants, and related filing of a resale registration statement on Form F-3 in 2021.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Audit Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. All the audit fees paid to Ernst & Young Hua Ming LLP with respect to fiscal years 2020 and 2021 were approved by the Audit Committee.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Annual Report on Form 20-F.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F. Certain exhibits have been previously filed with the SEC pursuant to the Exchange Act, as amended (Commission File Number 000-26046).

Exhibit No.	Exhibit Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Exhibit 99.1 to the Current Report on Form 6-K furnished January 30, 2014, and incorporated herein by reference).
2.1	Description of China Natural Resources, Inc.’s Securities Registered under Section 12 of the Securities Exchange Act of 1934, as Amended (included as Exhibit 2.1 to the Annual Report on Form 20-F filed June 12, 2020, and incorporated herein by reference).
2.2	Form of Investors Warrant (included as Exhibit 2.1 to the Current Report on Form 6-K furnished January 20, 2021, and incorporated herein by reference).
2.3	Form of Placement Agent Warrant (included as Exhibit 2.2 to the Current Report on Form 6-K furnished January 20, 2021, and incorporated herein by reference).
4.1	2014 Equity Compensation Plan (included as Annex A of Exhibit 99.1 to the Current Report on Form 6-K furnished August 13, 2014, and incorporated herein by reference).
4.2	Service Agreement dated as of April 2, 2015, by and between the Company and Tam Cheuk Ho (included as Exhibit 99.1 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).
4.3	Service Agreement dated as of April 2, 2015, by and between the Company and Wong Wah On Edward (included as Exhibit 99.2 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).
4.4	License Agreement dated April 1, 2017, by and between Anka Consultants Limited and China Natural Resources, Inc. (included as Exhibit 4.15 to the Annual Report on Form 20-F filed June 19, 2017, and incorporated herein by reference).
4.5	Inner Mongolia Wulatehouqi Moruogu Tong Mine Cooperation Agreement on Mineral Exploration dated August 20, 2017, by and between Bayannaoer City Feishang Mining Company Limited and Bayannaoer Jijincheng Mining Co., Ltd. (included as Exhibit 4.25 to the Annual Report on Form 20-F filed April 30, 2018, and incorporated herein by reference).
4.6	Sale and Purchase Agreement dated July 27, 2021, by and between China Natural Resources, Inc. and Li Feilie (included as Exhibit 4.1 to the Current Report on Form 6-K furnished July 27, 2021, and incorporated herein by reference).
4.7	Confirmation of Financial Support to China Natural Resources, Inc., dated April 13, 2022, from Feishang Group Ltd. (filed herewith).
4.8	Confirmation of Financial Support to China Natural Resources, Inc., dated April 13, 2022, from Feishang Enterprise Group Co., Ltd. (filed herewith).
4.9	Domestic Garbage and Sewage Treatment Infrastructure at Villages and Towns, Wujiang District, Whole PPP Project Package, PPP Project Contract – Purchaser: Housing and Urban-Rural Development Bureau of Wujiang District, Shaoguan City, by and among Shanghai Onway Environmental Development Co., Ltd., Guangzhou Ruiyi Environmental Protection Technology Co., Ltd., Guangdong Xifu Environmental Protection Technology Co., Ltd., Guangdong Xinzhen Construction Engineering Co., Ltd., and Shaoguan Angrui Environmental Technology Development Co. Ltd., dated August 2018 (filed herewith).
4.10	Fixed Assets Loan Contract, between the Bank of Communications Co., Ltd. and Shaoguan Angrui Environmental Technology Development Co. Ltd., dated August 29, 2019 (filed herewith).
4.11	Guarantee Contract, between Bank of Communications Co., Ltd. and Feishang Enterprise Group Co., Ltd., dated August 29, 2019 (filed herewith).
4.12	Guarantee Contract, between Bank of Communications Co., Ltd. and Shanghai Onway Environmental Development Co., Ltd., dated August 29, 2019 (filed herewith).
4.13	Accounts Receivable Pledge Contract, between Bank of Communications Co., Ltd. and Shaoguan Angrui Environmental Technology Development Co., Ltd., dated August 29, 2019 (filed herewith).
4.14	Equity Pledge Contract, between Bank of Communications Co., Ltd. and Shanghai Onway Environmental Development Co., Ltd., dated August 29, 2019 (filed herewith).
4.15	Loan Agreement, between Shenzhen Qianhai Feishang Environmental Investment Co., Ltd and Shenzhen Chaopeng Investment Co., Ltd, dated June 30, 2021 (filed herewith).
4.16	Irrevocable Letter of Guarantee for Joint and Several Liability, dated June 30, 2021, from Shenzhen Feishang Investment Co., Ltd. (filed herewith).

8	Subsidiaries of the Registrant (filed herewith).
11	Code of Business Conduct and Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB filed March 30, 2004, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
15.1	Consent of Ernst & Young Hua Ming LLP to incorporation of audit report dated May 17, 2022, into registration statements on Form F-3 (SEC File No. 333-233852 and SEC File No. 333-252895) (filed herewith).
15.2	Press release dated May 17, 2022 (filed herewith).
101.INS	Inline XBRL Instance Document. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: May 17, 2022	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm, together with the consolidated financial statements for the Company and its subsidiaries, including:

a.	Consolidated statements of profit or loss for the years ended December 31, 2019, 2020 and 2021
b.	Consolidated statements of comprehensive income for the years ended December 31, 2019, 2020 and 2021
c.	Consolidated statements of financial position as of January 1, 2020, December 31, 2020 and 2021
d.	Consolidated statements of changes in equity for the years ended December 31, 2019, 2020 and 2021
e.	Consolidated statements of cash flows for the years ended December 31, 2019, 2020 and 2021
f.	Notes to the consolidated financial statements

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pages

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1408)	F-2

Consolidated statements of profit or loss for the years ended December 31, 2019, 2020 and 2021	F-4

Consolidated statements of comprehensive income for the years ended December 31, 2019, 2020 and 2021	F-5

Consolidated statements of financial position as of January 1, 2020, December 31, 2020 and 2021	F-6 – F-7

Consolidated statements of changes in equity for the years ended December 31, 2019, 2020 and 2021	F-8

Consolidated statements of cash flows for the years ended December 31, 2019, 2020 and 2021	F-9 – F-10

Notes to the consolidated financial statements	F-11 – F-95

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the “Company”) as of December 31, 2021 and 2020, and January 1, 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and January 1, 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Business combination under common control

As discussed in Note 29 to the consolidated financial statements, the Company restated the comparative financial statements to account for a common control transaction using the pooling of interest method.

Basis for Opinion

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates:

Recoverability of trade receivables and contract assets
Description of the Matter

As of December 31, 2021, the Group had trade receivables of CNY51,027,000 and contract assets of CNY106,366,000, net of expected credit losses (“ECL”) allowance of CNY17,614,000 and CNY562,000, respectively, and recognized total expected credit loss of CNY4,197,000 for the year ended December 31, 2021. As described in Notes 15 and 16 to the consolidated financial statements, the Group estimates expected credit losses for trade receivables and contract assets using a provision matrix that is based on past collection history, age of balances, and adjusted for forward-looking factors for each debtors’ group with similar risk characteristic.

Auditing expected credit loss allowance for trade receivables and contract assets is complex and subjective due to the highly judgmental nature of determining the composition of each debtor group and quantifying the impact of the forward-looking factors on expected credit loss.

How We Addressed the Matter in Our Audit

We obtained an understanding of management’s processes relating to the monitoring and assessing the recoverability of trade receivables and contract assets.

To test the adequacy of the loss allowances related to trade receivables and contract assets, our audit procedures included, among others, evaluating the methodology used, significant assumptions and the underlying data used by the Group. We evaluated management’s methodology for determining the segmentation of debtor groups based on credit risk characteristics. We evaluated the appropriateness of the Group’s methodology used to measure expected credit loss and evaluated management’s development, selection and weighting of the forward-looking factors used in the expected credit loss model. We also involved our internal actuarial specialists to evaluate the appropriateness of the methodology and expectation of forward-looking factors to estimate the credit loss allowances. In addition, we tested the completeness and accuracy of the underlying data used in credit risk analysis and measuring expected credit losses.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2015.

Beijing, the People’s Republic of China

May 17, 2022

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2019	2020	2021	2021
		CNY	CNY	CNY	US$
	Notes	(As adjusted)	(As adjusted)

Revenue	3	147,179	42,498	18,735	2,948
Cost of sales	6	(132,141)	(39,215)	(18,494)	(2,910)
Gross profit		15,038	3,283	241	38

Selling and distribution expenses		(828)	(758)	(922)	(145)
Administrative expenses		(19,904)	(18,853)	(22,869)	(3,598)
Other income/(losses)		1,431	1,616	(183)	(29)
Fair value gain/(loss) on financial instruments, net	6	—	31,334	(38,349)	(6,034)
Impairment losses on financial assets	6	(9,367)	(4,162)	(3,330)	(524)
Impairment loss on intangible assets	6	(16,662)	—	—	—
Impairment loss on goodwill	6	(31,478)	—	—	—
Finance costs	5	(340)	(3,749)	(4,359)	(686)
Finance income	5	12,808	15,468	16,935	2,665

(LOSS)/PROFIT BEFORE INCOME TAX	6	(49,302)	24,179	(52,836)	(8,313)

Income tax benefit/(expense)	8	1,374	(1,258)	(2,135)	(336)

(LOSS)/PROFIT FOR THE YEAR		(47,928)	22,921	(54,971)	(8,649)

ATTRIBUTABLE TO:
Owners of the Company		(43,042)	24,336	(48,152)	(7,576)
Non-controlling interests		(4,886)	(1,415)	(6,819)	(1,073)

(LOSS)/PROFIT for the year		(47,928)	22,921	(54,971)	(8,649)

(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- (Loss)/earnings per share	9	(1.54)	0.78	(1.18)	(0.19)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands)

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)

(LOSS)/PROFIT FOR THE YEAR	(47,928)	22,921	(54,971)	(8,649)

Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	(111)	703	(7,657)	(1,204)

Total other comprehensive (loss)/income for the year, net of tax	(111)	703	(7,657)	(1,204)

TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR	(48,039)	23,624	(62,628)	(9,853)

Attributable to:
Owners of the Company	(43,153)	25,039	(55,809)	(8,780)
Non-controlling interests	(4,886)	(1,415)	(6,819)	(1,073)

Total	(48,039)	23,624	(62,628)	(9,853)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JANUARY 1, 2020, DECEMBER 31, 2020 AND 2021

(Amounts in thousands)

		January 1,	December 31,
		2020	2020	2021	2021
		CNY	CNY	CNY	US$
	Notes	(As adjusted)	(As adjusted)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11	1,512	1,203	715	112
Intangible assets	12	799	643	20,189	3,176
Right-of-use assets	14	1,142	3,560	2,351	370
Trade and bills receivable	15	27,869	31,676	9,501	1,495
Contract assets	16	91,486	111,689	91,035	14,323
Deferred tax assets	24	3,132	2,920	66	10
Other non-current assets		—	—	10	2

TOTAL NON-CURRENT ASSETS		125,940	151,691	123,867	19,488

CURRENT ASSETS
Inventories		637	838	986	155
Trade and bills receivable	15	64,385	29,771	41,526	6,533
Contract assets	16	11,928	14,558	15,331	2,412
Prepayments		790	384	2,236	352
Other receivables	17	1,962	1,920	86,201	13,562
Due from related companies	26	123,677	123,893	—	—
Other current assets		6,243	6,747	4,942	778
Financial assets at fair value through profit or loss	22	—	143,674	—	—
Cash and cash equivalents	18	59,398	56,580	58,359	9,182

TOTAL CURRENT ASSETS		269,020	378,365	209,581	32,974

TOTAL ASSETS		394,960	530,056	333,448	52,462

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF JANUARY 1, 2020, DECEMBER 31, 2020 AND 2021

(Amounts in thousands)

		January 1,	December 31,
		2020	2020	2021	2021
		CNY	CNY	CNY	US$
	Notes	(As adjusted)	(As adjusted)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	19	70,906	28,621	21,118	3,321
Contract liabilities		690	690	690	108
Other payables and accruals	20	19,711	9,750	12,098	1,903
Income tax payable		24,161	18,612	9,254	1,456
Dividends payable	10	—	—	5,048	794
Interest-bearing loans and borrowings	21	—	3,000	3,000	472
Derivative financial liabilities	22	—	—	1,710	269
Lease liabilities	14	1,238	1,382	981	154
Due to related companies	26	75,306	79,459	5,710	898
Due to the Shareholder	26	7,097	7,149	14,050	2,211

TOTAL CURRENT LIABILITIES		199,109	148,663	73,659	11,586

NON-CURRENT LIABILITIES
Deferred tax liabilities	24	150	10,426	2,544	401
Lease liabilities	14	—	2,168	1,208	191
Interest-bearing loans and borrowings	21	30,000	77,000	74,000	11,643

TOTAL NON-CURRENT LIABILITIES		30,150	89,594	77,752	12,235

TOTAL LIABILITIES		229,259	238,257	151,411	23,821

EQUITY
Issued capital	25	340,875	419,091	450,782	70,924
Other capital reserves	25	763,729	787,987	719,110	113,141
Accumulated losses	25	(1,055,523)	(1,031,187)	(1,084,387)	(170,611)
Other comprehensive losses		(3,867)	(3,164)	(10,821)	(1,703)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		45,214	172,727	74,684	11,751
NON-CONTROLLING INTERESTS		120,487	119,072	107,353	16,890

TOTAL EQUITY		165,701	291,799	182,037	28,641

TOTAL LIABILITIES AND EQUITY		394,960	530,056	333,448	52,462

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands)

	Attributable to Owners of the Company
	Issued capital	Other capital reserves	Accumulated losses	Other comprehensive (loss)/income	Total	Non-controlling interests	Total equity
(As adjusted)	CNY	CNY	CNY	CNY	CNY	CNY	CNY
Balance as of January 1, 2019	340,875	763,729	(1,012,481)	(3,756)	88,367	111,656	200,023
Loss for the year	—	—	(43,042)	—	(43,042)	(4,886)	(47,928)
Foreign currency translation adjustments	—	—	—	(111)	(111)	—	(111)
Total comprehensive loss	—	—	(43,042)	(111)	(43,153)	(4,886)	(48,039)
Capital injection from non-controlling shareholders	—	—	—	—	—	13,717	13,717
Balance as of December 31, 2019	340,875	763,729	(1,055,523)	(3,867)	45,214	120,487	165,701

(As adjusted)
Balance as of January 1, 2020	340,875	763,729	(1,055,523)	(3,867)	45,214	120,487	165,701
Income/(loss) for the year	—	—	24,336	—	24,336	(1,415)	22,921
Foreign currency translation adjustments	—	—	—	703	703	—	703
Total comprehensive income/(loss)	—	—	24,336	703	25,039	(1,415)	23,624
Issuance of shares	78,216	24,258	—	—	102,474	—	102,474
Balance as of December 31, 2020	419,091	787,987	(1,031,187)	(3,164)	172,727	119,072	291,799

(As adjusted)
Balance as of January 1, 2021	419,091	787,987	(1,031,187)	(3,164)	172,727	119,072	291,799
Loss for the year	—	—	(48,152)	—	(48,152)	(6,819)	(54,971)
Foreign currency translation adjustments	—	—	—	(7,657)	(7,657)	—	(7,657)
Total comprehensive loss	—	—	(48,152)	(7,657)	(55,809)	(6,819)	(62,628)
Deemed distribution to the controlling shareholder (Note 29)	—	(75,651)	—	—	(75,651)	—	(75,651)
Dividends declared (Note 10)	—	—	(5,048)	—	(5,048)	—	(5,048)
Dividends paid to non-controlling shareholders	—	—	—	—	—	(4,900)	(4,900)
Issuance of shares (Note 25(a))	31,691	—	—	—	31,691	—	31,691
Equity-settled share-based payments (Note 27)	—	2,311	—	—	2,311	—	2,311
Others (Note 25(b))	—	4,463	—	—	4,463	—	4,463
Balance as of December 31, 2021	450,782	719,110	(1,084,387)	(10,821)	74,684	107,353	182,037
Balance as of December 31, 2021 (US$)	70,924	113,141	(170,611)	(1,703)	11,751	16,890	28,641

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands)

		Year Ended December 31,
		2019	2020	2021	2021
		CNY	CNY	CNY	US$
	Notes	(As adjusted)	(As adjusted)

OPERATING ACTIVITIES
(Loss)/profit before income tax for the year		(49,302)	24,179	(52,836)	(8,313)

Adjustments for:
Finance costs		383	3,457	4,128	650
Interest income		(6,797)	(7,330)	(7,358)	(1,157)
Expenses related to issuance of shares	6	—	—	1,579	248
Fair value (gain)/loss on financial instruments, net	6	—	(31,334)	38,349	6,034
Depreciation of property, plant and equipment	6	534	565	510	80
Depreciation of right-of-use assets	6	1,816	1,663	1,366	215
Amortization of intangible assets	6	1,185	156	884	139
Impairment losses on trade receivables	6	7,673	4,544	3,840	604
Impairment losses on contract assets	6	33	172	357	56
Impairment losses on other receivables	6	—	—	239	38
Impairment losses/(reversal) on amounts due from related companies	6	1,661	(554)	(1,106)	(174)
Impairment loss on intangible assets	6	16,662	—	—	—
Impairment loss of goodwill	6	31,478	—	—	—

Changes in working capital
Inventories		490	(201)	(148)	(23)
Trade and bills receivables		3,372	26,263	6,580	1,035
Contract assets		(83,920)	(18,595)	(780)	(123)
Prepayments		8,639	406	(1,852)	(291)
Other receivables		61	41	(930)	(146)
Other current assets		(3,485)	(504)	1,805	284
Trade payables		31,722	(38,471)	(7,507)	(1,181)
Other payables and accruals		10,064	(10,961)	813	128

Cash used in operations		(27,731)	(46,504)	(12,067)	(1,897)

Income tax paid		(2,609)	(22)	(1)	—

Net cash flows used in operating activities		(30,340)	(46,526)	(12,068)	(1,897)

INVESTING ACTIVITIES
Interest received		7,359	7,667	3,760	592
Additions of service concession right		(9,212)	(7,575)	(68)	(11)
Purchase of property, plant and equipment		(630)	(266)	(28)	(4)
Prepayment for right-of-use assets		—	—	(55)	(9)
Purchase of structured deposit product		—	(45,000)	(60,000)	(9,440)
Disposal of property, plant and equipment		30	96	6	1
Disposal of a subsidiary		—	—	(263)	(41)
Loan to an unrelated company		—	—	(80,000)	(12,587)
Repayment from loans due from related companies		—	—	125,000	19,667
Proceeds from maturity of structured deposit product		—	40,000	65,000	10,227

Net cash flows (used in)/from investing activities		(2,453)	(5,168)	53,352	8,395

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands)

		Year Ended December 31,
		2019	2020	2021	2021
		CNY	CNY	CNY	US$
	Notes	(As adjusted)	(As adjusted)

FINANCING ACTIVITIES
Proceeds from issuance of shares		—	—	41,996	6,607
Proceeds from bank loans		30,000	50,000	—	—
Repayments of bank loans		—	—	(3,000)	(472)
Advances from related companies		6,759	4,082	360	57
Advances from the Shareholder		—	462	—	—
Repayment to related companies		(5,704)	—	(50,148)	(7,890)
Repayments to the Shareholder		—	—	(7,149)	(1,125)
Payment of principal portion of lease liabilities		(1,503)	(1,769)	(1,463)	(230)
Payment of interest expenses on lease liabilities		(102)	(80)	(150)	(24)
Deemed distribution to the controlling shareholder		—	—	(10,297)	(1,620)
Payments related to issuance of shares		—	(72)	—	—
Dividends paid to non-controlling shareholders		—	—	(4,900)	(771)
Advances from non-controlling shareholder		13,717	—	—	—
Interest paid		(345)	(4,028)	(4,035)	(635)

Net cash flows from/(used in) financing activities		42,822	48,595	(38,786)	(6,103)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		10,029	(3,099)	2,498	395

NET FOREIGN EXCHANGE DIFFERENCE		(27)	281	(719)	(115)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		49,396	59,398	56,580	8,902

CASH AND CASH EQUIVALENTS AT END OF YEAR	18	59,398	56,580	58,359	9,182

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company’s principal activity is investment holding. The Company’s subsidiaries (collectively with CHNR, the “Group”) are primarily involved in the exploration and mining and wastewater treatment businesses in the People’s Republic of China (“PRC”).

CHNR’s principal shareholder is Feishang Group Limited (“Feishang Group” or the “Shareholder”), a BVI corporation. Mr. Li Feilie is the controlling shareholder of Feishang Group. In the opinion of the directors of the Company (the “Directors”), the ultimate parent of CHNR is Laitan Investment Limited, a BVI corporation.

As of the date of this report, the Company had direct and indirect interests in the following subsidiaries, the particulars of which are set out below:

	Place of incorporation/ registration and operations	Nominal value of issued common/ registered share capital	Percentage of equity attributable to the Company		Principal activities
Name			Direct	Indirect
China Coal Mining Investment Limited (“China Coal”)	Hong Kong	*	100	—	Investment holding
FMH Corporate Services Inc.	United States	*	100	—	Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	*	—	100	Investment holding
Feishang Mining Holdings Limited	BVI	*	100	—	Investment holding
Feishang Yongfu Mining Limited	Hong Kong	*	—	100	Investment holding
Newhold Investments Limited	BVI	*	100	—	Investment holding
Pineboom Investments Limited	BVI	*	100	—	Investment holding
Shenzhen Feishang Management and Consulting Co., Limited (“Feishang Management”)	PRC/Mainland China	CNY10,000	—	100	Provision of management and consulting services to other companies in the Group
Silver Moon Technologies Limited	BVI	CNY1	80	—	Dormant
Sunwide Capital Limited	BVI	*	100	—	Dormant
Yangpu Shuanghu Industrial Development Co., Limited	PRC/Mainland China	CNY1,000	—	100	Investment holding
Yunnan Feishang Mining Co., Limited	PRC/Mainland China	CNY50,000	—	100	Investment holding
Bayannaoer City Feishang Mining Company Limited	PRC/Mainland China	CNY59,480	—	100	Exploration and development of lead mine
Precise Space-Time Technology Limited (“PST Technology”)**	Hong Kong	HK$10	100		Investment holding
Shenzhen New Precise Space-Time Technology Co., Limited (“Shenzhen New PST”)	PRC/Mainland China	US$800	—	100	Investment holding
Shenzhen Qianhai Feishang Environmental Investment Co., Limited (“Shenzhen Qianhai”)**	PRC/Mainland China	CNY100,000	—	100	Investment holding
Shanghai Onway Environmental Development Co., Limited (“Shanghai Onway”)**	PRC/Mainland China	CNY20,408	—	51	Construction service, maintenance service and sales of equipment related to wastewater treatment
Zhejiang Xinyu Environmental Technology Co., Limited**	PRC/Mainland China	CNY20,000	—	51	Construction service, maintenance service and sales of equipment related to wastewater treatment
Shaoguan Angrui Environmental Technology Development Co., Limited (“Shaoguan Angrui”)**	PRC/Mainland China	CNY26,682	—	28	Wastewater and refuse treatment under service concession agreement

*	Insignificant
**	The Company obtained the control of these entities through acquiring 100% of the equity interests of PST Technology from Mr. Li Feilie on July 27, 2021. Refer to Note 29 for further details.

The consolidated financial statements of the Group for the year ended December 31, 2021 were authorized for issuance in accordance with a resolution of the Directors on May 17, 2022.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.1	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial liabilities, structured deposit and equity financial assets that have been measured at fair value. The consolidated financial statements are presented in Chinese Yuan (“CNY”) and all values are rounded to the nearest thousand, except when otherwise indicated. US$ indicates U.S. dollars.

2.2	BASIS OF CONSOLIDATION

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries for each of the three years in the period ended December 31, 2021.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following revised IFRSs for the first time for the current year’s consolidated financial statements:

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform - Phase 2
Amendment to IFRS 16	Covid-19-Related Rent Concessions beyond 30 June 2021 (early adopted)

The nature and the impact of the revised IFRSs are described below:

(a)	Amendments to IFRS 9, International Accounting Standard (“IAS”) 39, IFRS 7, IFRS 4 and IFRS 16 address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative risk-free rate (“RFR”). The amendments provide a practical expedient to allow the effective interest rate to be updated without adjusting the carrying amount of financial assets and liabilities when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities if the change is a direct consequence of the interest-rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis immediately preceding the change. In addition, the amendments permit changes required by the interest-rate benchmark reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued. Any gains or losses that could arise on transition are dealt with through the normal requirements of IFRS 9 to measure and recognize hedge ineffectiveness. The amendments also provide a temporary relief to entities from having to meet the separately identifiable requirement when an RFR is designated as a risk component. The relief allows an entity, upon designation of the hedge, to assume that the separately identifiable requirement is met, provided the entity reasonably expects the RFR risk component to become separately identifiable within the next 24 months. Furthermore, the amendments require an entity to disclose additional information to enable users of financial statements to understand the effect of interest-rate benchmark reform on an entity’s financial instruments and risk management strategy. These amendments had no material impact on the consolidated financial statements of the Group.

(b)	Amendment to IFRS 16 issued in March 2021 extends the availability of the practical expedient for lessees to elect not to apply lease-modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic by 12 months. Accordingly, the practical expedient applies to rent concessions for which any reduction in lease payments affects only payments originally due on or before June 30, 2022, provided the other conditions for applying the practical expedient are met. The amendment is effective retrospectively for annual periods beginning on or after April 1, 2021 with any cumulative effect of initially applying the amendment recognized as an adjustment to the opening balance of retained profits at the beginning of the current accounting period. Earlier application is permitted. The amendment did not have any impact on the financial position and performance of the Group as there were no lease payments reduced or waived by the lessors as a result of the Covid-19 pandemic during the year.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 3	Reference to the Conceptual Framework[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture[3]
IFRS 17	Insurance Contracts[2]
Amendments to IFRS 17	Insurance Contracts[2,4]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[2]
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[2]
Amendments to IAS 8	Definition of Accounting Estimates[2]
Amendments to IAS 12	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction[2]
Amendments to IAS 16	Property, Plant and Equipment: Proceeds Before Intended Use[1]
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract[1]
Annual Improvements to IFRS Standards 2018-2020	Amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41[1]

———————

1	Effective for annual periods beginning on or after January 1, 2022
2	Effective for annual periods beginning on or after January 1, 2023
3	No mandatory effective date yet determined but available for adoption
4	As a consequence of the amendments to IFRS 17 issued in June 2020, the effective date of IFRS 17 was deferred to January 1, 2023, and IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before January 1, 2023

Further information about those IFRSs that are expected to be applicable to the Group is described below.

(a)	Amendments to IFRS 3 are intended to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. The amendments also add to IFRS 3 an exception to its recognition principle for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 if they were incurred separately rather than assumed in a business combination, an entity applying IFRS 3 should refer to IAS 37 or IFRIC 21 respectively instead of the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The Group expects to adopt the amendments prospectively from January 1, 2022. Since the amendments apply prospectively to business combinations for which the acquisition date is on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(b)	Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss resulting from a downstream transaction when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed by the IASB in December 2015 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now. The amendments are not expected to have any significant impact on the Group’s financial statements.

(c)	Amendments to IAS 1 Classification of Liabilities as Current or Non-current clarify the requirements for classifying liabilities as current or non-current. The amendments specify that if an entity’s right to defer settlement of a liability is subject to the entity complying with specified conditions, the entity has a right to defer settlement of the liability at the end of the reporting period if it complies with those conditions at that date. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective for annual periods beginning on or after January 1, 2023 and shall be applied retrospectively. Earlier application is permitted. The Company is currently assessing the impact of the amendments on the Group’s financial statements.

(d)	Amendments to IAS 8 introduce a new definition of accounting estimates. The amendments are designed to clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. An entity shall apply the amendments to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the first annual reporting period in which it applies the amendments. The Company is currently assessing the impact of the amendments on the Group’s financial statements.

(e)	Amendments to IAS 12 narrow the scope of the initial recognition exception so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences, such as leases and decommissioning obligations. Therefore, entities are required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising from these transactions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and shall be applied to transactions related to leases and decommissioning obligations at the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to the opening balance of retained profits or other component of equity as appropriate at that date. In addition, the amendments shall be applied prospectively to transactions other than leases and decommissioning obligations. Earlier application is permitted.

The Group has applied the initial recognition exception and did not recognize a deferred tax asset and a deferred tax liability for temporary differences for transactions related to leases. Upon initial application of these amendments, the Group will recognize a deferred tax asset and a deferred tax liability for deductible and taxable temporary differences associated with right-of-use assets and lease liabilities, and recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained profits at the beginning of the earliest comparative period presented.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(f)	Amendments to IAS 16 prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling any such items, and the cost of those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 and shall be applied retrospectively only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

(g)	Amendments to IAS 37 clarify that for the purpose of assessing whether a contract is onerous under IAS 37, the cost of fulfilling the contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract include both the incremental costs of fulfilling that contract (e.g., direct labor and materials) and an allocation of other costs that relate directly to fulfilling that contract (e.g., an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract as well as contract management and supervision costs). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual periods beginning on or after January 1, 2022 and shall be applied to contracts for which an entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. Earlier application is permitted. Any cumulative effect of initially applying the amendments shall be recognized as an adjustment to the opening equity at the date of initial application without restating the comparative information. The amendments are not expected to have any significant impact on the Group’s financial statements.

(h)	Annual Improvements to IFRS Standards 2018-2020 sets out amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41. Details of the amendments that are expected to be applicable to the Group are as follows:

•	IFRS 9 Financial Instruments: clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The amendment is not expected to have a significant impact on the Group’s financial statements.

•	IFRS 16 Leases: removes the illustration of payments from the lessor relating to leasehold improvements in Illustrative Example 13 accompanying IFRS 16. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Business combinations and goodwill

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

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognized in the consolidated statement of profit or loss as a gain on bargain purchase.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Business combinations and goodwill (continued)

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

(b)	Fair value measurement

The Group measures equity investments and derivative financial liabilities at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1	–	based on quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2	–	based on valuation techniques for which the lowest-level input that is significant to the fair value measurement is observable, either directly or indirectly
Level 3	–	based on valuation techniques for which the lowest-level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest-level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Related parties

A party is considered to be related to the Group if:

(1)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(2)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Group are joint ventures of the same third party;
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi)	the entity is controlled or jointly controlled by a person identified in (1);
(vii)	a person identified in (1)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and
(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

(d)	Property, plant and equipment and depreciation

Property, plant and equipment comprise buildings, machinery and equipment, motor vehicles and office and other equipment. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Buildings, machinery and equipment, motor vehicles and office and other equipment are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation for the following items is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset.

Estimated useful lives are as follows:

Buildings	8 – 35 years
Machinery and equipment	3 – 15 years
Motor vehicles	4 – 8 years
Office and other equipment	4 – 8 years

Residual values, useful lives and the depreciation method are reviewed and adjusted, if appropriate, at each reporting date.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Property, plant and equipment and depreciation (continued)

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

(e)	Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The following intangible assets are amortized from the date they are available for use and their estimated useful lives are as follows:

Concession right	28 years
Patents	18 years
Computer software	5 years

The useful life of the patents of the Group is determined based on the shorter of their statutory validity periods and the expected benefit periods.

An intangible asset is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition (calculated as the difference between the net sale proceeds and the carrying amount of the relevant intangible asset) is included in the statement of profit or loss.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Leases

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

Offices and warehouse	2 – 5 years
Motor vehicles	2 years

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Leases (continued)

Group as a lessee (continued)

(3) Short-term leases

The Group applies the short-term lease recognition exemption to its short-term leases of buildings (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option).

Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term.

(g)	Exploration and evaluation costs

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

Once the exploration right has been acquired, exploration and evaluation expenditures are charged to the consolidated statement of profit or loss as incurred, unless a future economic benefit is more likely than not to be realized. Exploration and evaluation assets acquired in a business combination are initially recognized at fair value. They are subsequently stated at cost less accumulated impairment.

When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

(h)	Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, deferred tax assets and contract assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. In testing a cash-generating unit for impairment, a portion of the carrying amount of a corporate asset (e.g., a headquarters building) is allocated to an individual cash-generating unit if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of cash-generating units.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out in Note 2.5(aa) “Revenue recognition” below.

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

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognized as other income in the consolidated statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Derecognition of financial assets

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(k)	Impairment of financial assets

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

The Group considers a financial asset in default based on historical patterns and the credit risk management practices of the Group. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Impairment of financial assets (continued)

General approach (continued)

Financial assets at amortized cost excluding trade receivables and contract assets are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below:

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

For trade receivables and contract assets including those containing a significant financing component, the Group applies the simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

(l)	Financial liabilities

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

The Group’s financial liabilities include trade payables, financial liabilities included in other payables and accruals, dividends payable, derivative financial liabilities, interest-bearing loans and borrowings, due to related companies and due to the shareholders.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss. The net fair value gain or loss recognized in the statement of profit or loss does not include any interest charged on these financial liabilities.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Financial liabilities (continued)

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Gains or losses on liabilities designated at fair value through profit or loss are recognized in the statement of profit or loss, except for the gains or losses arising from the Group’s own credit risk which are presented in other comprehensive income with no subsequent reclassification to the statement of profit or loss. The net fair value gain or loss recognized in the statement of profit or loss does not include any interest charged on these financial liabilities.

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

(m)	Derecognition of financial liabilities

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

(n)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(o)	Inventories

Inventories include materials and spare parts and are stated at the lower of cost and net realizable values. Cost is determined on a weighted average cost basis and comprises costs of purchase and transportation costs. Net realizable values are based on the estimated selling expenses less any estimated cost to be incurred to completion and disposal.

(p)	Cash and cash equivalents

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in Note 7 to the consolidated financial statements.

Housing funds

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

(r)	Share-based payments

The placement agent of the Company’s private placement received a portion of its professional service fees in the form of share-based payments, whereby the placement agent rendered services as consideration for the warrants of the Company’s shares (equity-settled transactions).

Equity-settled transaction

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using a binomial lattice pricing model. If the cost of an equity-settled transaction is the transaction cost related to the issuance of a compound financial instrument, it is allocated to the liability and equity components of the instrument in proportion to the respective fair value on the date of issuance. That cost allocated to the liability component and equity component is recognized as an administrative expense and a deduction from equity, together with a corresponding increase in equity (other capital reserves), on the date which the services are rendered.

(s)	Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. The capitalization of such borrowing costs ceases when the asset is substantially ready for its intended use or sale. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurred in connection with the borrowing funds.

(t)	Income taxes

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either as other comprehensive income or loss, or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the end of the reporting date, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Income taxes (continued)

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Foreign currencies (continued)

The functional currency of the Company is the Hong Kong dollar. The consolidated financial statements of certain overseas subsidiary operations with a functional currency other than the CNY have been translated into CNY. The assets and liabilities of these entities have been translated using the exchange rates prevailing at the reporting date and their consolidated statements of profit or loss have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of other comprehensive income.

On disposal of a foreign operation, the cumulative amount recognized in equity relating to that particular foreign operation is recognized in the consolidated statement of profit or loss.

(v)	Convenience translation

The consolidated financial statements are stated in CNY. The translation of amounts from CNY into US$ is supplementary information and is included solely for the convenience of the readers and has been made at the rate of exchange quoted by www.ofx.com on December 31, 2021 of US$1.00 = CNY6.3559. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2021 or at any other date.

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

(x)	Dividends

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

(y)	Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received, and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period in which the costs for which it is intended to compensate are expensed.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Service concession arrangement

The Group has entered a service concession arrangement with the governmental entity of Guangdong Shaoguan which is the grantor of the service concession arrangement.

Under this service concession arrangement:

-	the grantor controls or regulates the services the Group must provide with the infrastructure, to whom it must provide them, and at what price; and

-	the grantor controls, through ownership, beneficial entitlement or otherwise, any significant residual interest in the infrastructure at the end of the term of the arrangement, or the infrastructure is used for its entire useful life under the arrangements, or both the Group’s practical ability to sell or pledge the infrastructure is restricted and continuing right of use of the infrastructure is given to the grantor throughout the period of the arrangements.

A financial asset (receivable under a service concession arrangement) is recognized to the extent that (a) the Group has an unconditional right to receive cash or another financial asset from or at the direction of the grantor for the construction services rendered and/or the consideration paid and payable by the Group for the right to charge users of the public service; and (b) the grantor has little, if any, discretion to avoid payment, usually because the agreement is enforceable by law. The Group has an unconditional right to receive cash or another financial asset if nothing other than the passage of time is required before payment of the consideration is due and the grantor contractually guarantees to pay the Group (a) specified or determinable amounts or (b) the shortfall, if any, between amounts received from users of the public service and specified or determinable amounts, even if the payment is contingent on the Group ensuring that the infrastructure meets specified quality of efficiency requirements. The financial asset (receivable under service concession arrangement) is accounted for in accordance with the policy set out for loans and receivables under “Investments and other financial assets” above.

An intangible asset (concession right) is recognized to the extent that the Group receives a right to charge users of the public service, which is not an unconditional right to receive cash because the amounts are contingent on the extent that the public uses the service. The intangible asset (concession right) is accounted for in accordance with the policy set out for “Intangible assets (other than goodwill)” above.

Construction services

If the Group is paid partly with a financial asset and partly with an intangible asset, each component of the consideration is accounted for separately and the consideration received or receivable for both components will be recognized initially at the fair value of the consideration received or receivable.

Revenue relating to construction is accounted for in accordance with the policy set out for “Revenue from contracts with customers - Construction services” below.

Operating services

Revenue relating to operating services is accounted for in accordance with the policy for “Revenue from contracts with customers-Operation services of service concession arrangements” below. Costs for operating services are expensed in the period in which they are incurred.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to be that to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

The Group satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

–	The customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs.
–	The Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced.
–	The Group’s performance does not create an asset with an alternate use to the Group and the Group has an enforceable right to payment for performance completed to date.

If none of the above conditions are met, the Group recognizes revenue at the point in time at which the performance obligation is satisfied.

The progress towards complete satisfaction of the performance obligation is measured based on the Group’s efforts or inputs to the satisfaction of the performance obligation, by reference to the surveyors’ assessment of work performed and the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract.

When the Group provides more than one service in a service concession arrangement, the transaction price will be allocated to each performance obligation by reference to their relative stand-alone selling prices. In determining the transaction price, the Group adjusts the promised amount of consideration for the effect of a financing component if it is significant.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Revenue recognition (continued)

Revenue from contracts with customers (continued)

Construction services

The Group’s performance in respect of construction services creates or enhances an asset or work in progress that the customer controls as the asset is created or enhanced. The Group satisfies the performance obligation and recognizes revenue over time, by reference to completion of the specific transaction assessed on the basis of the surveyors’ assessment of work performed for each contract.

The fair value of the construction services under a service concession arrangement is initially estimated at the date of the agreement based on a cost-plus-margin basis with reference to the prevailing market rate of gross margin applicable to similar construction services rendered.

Operation services of service concession arrangements

The operation revenue from service concession arrangements is recognized over the period of time that the services are rendered, and the benefits are received and consumed simultaneously by the customers.

Sales of water treatment equipment

Revenue from the sales of water treatment equipment is recognized at the point in time when control of the asset is transferred to the customer. Control is generally transferred when: (i) the customer obtains the physical possession or the legal title of water treatment equipment; and (ii) the Group has a present right to payment and the collection of the consideration is probable.

Maintenance services

Revenue from maintenance services is recognized over the period of time that the services are rendered, and the benefits are received and consumed simultaneously by the customers.

Trading of copper ores

The Group purchased copper ores from third-party suppliers and then resells to a third-party trading company. The Group controlled the copper ores prior to selling them to customers. Revenue was recognized on a gross basis, and at the point in time when control of the asset was transferred to the customer, upon delivery of the copper ores to the customers.

Other income

Imputed finance income under a service concession arrangement is recognized on an accrual basis using the effective interest rate method by applying the rate that discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ab)	Contract assets and contract liabilities

Contract assets

A contract asset is the right to consideration in exchange for services or goods transferred to the customer. If the Group performs by transferring services or goods to a customer before the customer pays consideration or before the right to payment is unconditional other than the passage of time, a contract asset is recognized for the earned consideration that is conditional.

Contract assets are subject to impairment assessment according to the policy set out for “(k) Impairment of financial assets” above.

Contract liabilities

A contract liability is the obligation to transfer services or goods to a customer from which the Group has received consideration (or from which an amount of consideration is unconditionally due) from the customer. If a customer pays consideration before the Group transfers services or goods to the customer, a contract liability is recognized when the payment is made or the payment is unconditionally due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.6	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

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

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effects on the amounts recognized in the financial statements.

Service concession arrangement

The Group entered into Public-Private Partnership (“PPP”) projects under Build-Operate-Transfer (“BOT”) arrangements in respect of its environmental water projects.

The Group has concluded that the BOT arrangement is a service concession arrangement under IFRIC 12 Service Concession Arrangements, because the local government controls and regulates the services that the Group must provide with the infrastructure at a pre-determined service charge and, upon expiration of concession right agreements, the infrastructure has to be transferred to the local government at nil consideration.

Income taxes

The Group is subject to income taxes in Hong Kong and the PRC. The Group carefully evaluates tax implications of its transactions in accordance with prevailing tax regulations and makes tax provision accordingly. However, judgment is required in determining the Group’s provision for income taxes as there are many transactions and calculations, of which the ultimate tax determination is uncertain, during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact on the income tax and deferred tax provision in the periods in which such determination is made. The carrying amounts of current tax payable carried as a liability in the consolidated statement of financial position as of December 31, 2020 and 2021 were CNY18,612 and CNY9,254 (US$1,456), respectively.

Estimation uncertainty

Contract asset and intangible asset under IFRIC 12 Service Concession Arrangements

The Group recognizes the consideration received or receivable in exchange for the construction services as a contract asset and an intangible asset under a service concession arrangement. However, if the Group is paid for the construction services partly by a cash consideration and partly by an intangible asset, it is necessary to separately account for each component of the operator’s consideration. Both components of consideration received or receivable initially are recognized at their respective fair values.

The segregation of the consideration for a service concession arrangement between the contract asset component and the intangible asset component, if any, requires the Group to make an estimate of a number of factors, which include, inter alia, the fair value of the construction services, expected future water treatment volume of the relevant water treatment plant over its service concession period, future guaranteed receipts and unguaranteed receipts, and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including revenue recognition of the contract asset and intangible asset components are determined by the Group’s management based on their experience and assessment of current and future market conditions. The carrying amounts of the intangible asset (“concession right”) and contract asset at the end of the reporting period are disclosed in Notes 12 and 16, respectively.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

2.6	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (CONTINUED)

Estimation uncertainty (continued)

Provision for expected credit losses on financial assets at amortized cost and contract assets

The policy for provision for expected credit losses on contract assets and financial assets at amortized cost including trade receivables, other receivables and amounts due from related parties is based on an ECL model. A considerable amount of estimation is required in assessing the available information which includes past collection history, age of balances, customer type and forecasts of future economic conditions to estimate the ECLs. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of a customers’ actual default in the future. The information about the ECLs on the Group’s contract assets and financial assets at amortized cost is disclosed in Notes 15, 16, 17 and 26.

3.	SEGMENT INFORMATION

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the Group’s management and the Company’s board of Directors for the purpose of resource allocation and performance assessment.

Management assesses the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment is consistent with that applied in these financial statements.

As of December 31, 2021, the Group’s two reportable operating segments are summarized below:

- Wastewater treatment segment, which consists of sales of assembled equipment, provision of construction service and participating in PPP projects as operator;

- Exploration and mining segment, which consists of the exploration of lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC and the trading of copper ores products;

Deferred tax assets, income tax payable and deferred tax liabilities are excluded from segment assets and segment liabilities. The Group had neither sales of products nor provisions of services between the operating segments.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2019, the segment results were as follows:

	Year Ended December 31, 2019 (As adjusted)
	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY

Revenues from external customers	134,210	12,969	—	147,179

Segment loss before income tax	(43,557)	(964)	(4,781)	(49,302)

Income tax benefit				1,374

Loss for the year				(47,928)

Other items
Depreciation of property, plant and equipment	(468)	(62)	(4)	(534)
Depreciation of right of use assets	(629)	(34)	(1,153)	(1,816)
Amortization of intangible assets	(1,185)	—	—	(1,185)
Impairment losses on financial assets
- Trade receivables	(7,673)	—	—	(7,673)
- Contract assets	(33)	—	—	(33)
- Amounts due from related companies	(1,109)	—	(552)	(1,661)
Impairment loss on intangible assets	(16,662)	—	—	(16,662)
Impairment loss on goodwill	(31,478)	—	—	(31,478)
Other income	1,430	—	1	1,431
Finance costs	(273)	(2)	(65)	(340)
Finance income	12,792	1	15	12,808

As of December 31, 2019 (As adjusted)

Segment assets	335,858	4,268	51,702	391,828

Unallocated assets:
Deferred tax assets				3,132

Total assets				394,960

Segment liabilities	121,318	6,560	77,070	204,948

Unallocated liabilities:
Deferred tax liabilities				150
Income tax payable				24,161

Total liabilities				229,259

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2020, the segment results were as follows:

	Year Ended December 31, 2020 (As adjusted)
	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY

Revenues from external customers	35,631	6,867	—	42,498

Segment (loss)/profit before income tax	(112)	(682)	24,973	24,179

Income tax expense				(1,258)

Profit for the year				22,921

Other items
Depreciation of property, plant and equipment	(500)	(62)	(3)	(565)
Depreciation of right of use assets	(687)	—	(976)	(1,663)
Amortization of intangible assets	(156)	—	—	(156)
Impairment (losses)/reversal on financial assets
- Trade receivables	(4,544)	—	—	(4,544)
- Contract assets	(172)	—	—	(172)
- Amounts due from related companies	334	—	220	554
Fair value gain on financial instrument	—	—	31,334	31,334
Other income	1,415	200	1	1,616
Finance costs	(3,687)	(1)	(61)	(3,749)
Finance income	15,449	1	18	15,468

As of December 31, 2020 (As adjusted)

Segment assets	337,050	39	190,047	527,136

Unallocated assets:
Deferred tax assets				2,920

Total assets				530,056

Segment liabilities	116,140	3,013	90,066	209,219

Unallocated liabilities:
Deferred tax liabilities				10,426
Income tax payable				18,612

Total liabilities				238,257

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2021, the segment results were as follows:

	Year Ended December 31, 2021
	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY

Revenues from external customers	18,735	—	—	18,735

Segment loss before income tax	(7,216)	(161)	(45,459)	(52,836)

Income tax expense				(2,135)

Loss for the year				(54,971)

Other items
Depreciation of property, plant and equipment	(445)	(62)	(3)	(510)
Depreciation of right of use assets	(647)	—	(719)	(1,366)
Amortization of intangible assets	(884)	—	—	(884)
Impairment (losses)/reversal on financial assets
- Trade receivables	(3,840)	—	—	(3,840)
- Contract assets	(357)	—	—	(357)
- Other receivables	—	—	(239)	(239)
- Amounts due from related companies	775	—	331	1,106
Fair value loss on financial instruments, net	—	—	(38,349)	(38,349)
Other (losses)/income	(782)	600	(1)	(183)
Finance costs	(4,192)	(1)	(166)	(4,359)
Finance income	13,537	1	3,397	16,935

As of December 31, 2021

Segment assets	390,895	321	22,166	413,382

Reconciliation:
Elimination of inter-segment receivables				(80,000)

Unallocated assets:
Deferred tax assets				66

Total assets				333,448

Segment liabilities	113,124	3,294	103,195	219,613

Reconciliation:
Elimination of inter-segment payables				(80,000)

Unallocated liabilities:
Deferred tax liabilities				2,544
Income tax payable				9,254

Total liabilities				151,411

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2021, the segment results were as follows (continued):

	Year Ended December 31, 2021
	Wastewater treatment	Exploration and mining	Corporate activities	Total
	US$	US$	US$	US$

Revenues from external customers	2,948	—	—	2,948

Segment loss before income tax	(1,135)	(25)	(7,153)	(8,313)

Income tax expense				(336)

Loss for the year				(8,649)

Other items
Depreciation of property, plant and equipment	(70)	(10)	—	(80)
Depreciation of right of use assets	(102)	—	(113)	(215)
Amortization of intangible assets	(139)	—	—	(139)
Impairment (losses)/reversal on financial assets
- Trade receivables	(604)	—	—	(604)
- Contract assets	(56)	—	—	(56)
- Other receivables	—	—	(38)	(38)
- Amounts due from related companies	122	—	52	174
Other (losses)/income	(123)	94	—	(29)
Fair value loss on financial instruments, net	—	—	(6,034)	(6,034)
Finance costs	(660)	—	(26)	(686)
Finance income	2,131	—	534	2,665

As of December 31, 2021

Segment assets	61,501	51	3,487	65,039

Reconciliation:
Elimination of inter-segment receivables				(12,587)

Unallocated assets:
Deferred tax assets				10

Total assets				52,462

Segment liabilities	17,798	518	16,235	34,551

Reconciliation:
Elimination of inter-segment payables				(12,587)

Unallocated liabilities:
Deferred tax liabilities				401
Income tax payable				1,456

Total liabilities				23,821

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

Geographical information

(a)	Non-current assets

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Mainland China	4,327	22,905	3,603
Hong Kong	1,079	360	57

Total	5,406	23,265	3,660

The non-current assets information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

Information about major customers

For the year ended December 31, 2019, revenue of approximately CNY90,917 was derived from services provided by wastewater treatment segment to a single customer.

For the year ended December 31, 2020, revenue of approximately CNY24,405 and CNY6,867 were respectively derived from services provided by the wastewater treatment segment to a single customer and sales by exploration and mining segment to a single customer.

For the year ended December 31, 2021, revenue of approximately CNY6,349 and CNY5,915 were derived from services under service concession arrangement and services under a construction contract provided to their respective single major customer by the wastewater treatment segment.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

	Year Ended December 31, 2019 (As adjusted)
	Wastewater treatment	Exploration and mining	Total
	CNY	CNY	CNY
Segments
Type of goods or services
Sales of copper ores	—	12,969	12,969
Sales of water treatment equipment	2,275	—	2,275
Construction contract revenue	37,773	—	37,773
Operation and maintenance services	3,245	—	3,245
Operation services of service concession arrangement	2,295	—	2,295
Construction services of service concession arrangement	88,622	—	88,622
Total revenue from contracts with customers	134,210	12,969	147,179

Geographic market
Mainland China	134,210	12,969	147,179

Timing of revenue recognition
At a point in time	2,275	12,969	15,244
Over time	131,935	—	131,935
Total revenue from contracts with customers	134,210	12,969	147,179

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

	Year Ended December 31, 2020 (As adjusted)
	Wastewater treatment	Exploration and mining	Total
	CNY	CNY	CNY
Segments
Type of goods or services
Sales of copper ores	—	6,867	6,867
Construction contract revenue	7,665	—	7,665
Operation and maintenance services	3,561	—	3,561
Operation services of service concession arrangement	2,295	—	2,295
Construction services of service concession arrangement	22,110	—	22,110
Total revenue from contracts with customers	35,631	6,867	42,498

Geographic market
Mainland China	35,631	6,867	42,498

Timing of revenue recognition
At a point in time	—	6,867	6,867
Over time	35,631	—	35,631
Total revenue from contracts with customers	35,631	6,867	42,498

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

	Year Ended December 31, 2021
	Wastewater treatment	Exploration and mining	Total	Total
	CNY	CNY	CNY	US$
Segments
Type of goods or services
Construction contract revenue	12,203	—	12,203	1,920
Operation and maintenance services	183	—	183	29
Operation services of service concession arrangement	5,953	—	5,953	937
Construction services of service concession arrangement	396	—	396	62
Total revenue from contracts with customers	18,735	—	18,735	2,948

Geographic market
Mainland China	18,735	—	18,735	2,948

Timing of revenue recognition
Over time	18,735	—	18,735	2,948
Total revenue from contracts with customers	18,735	—	18,735	2,948

(i) Disaggregated revenue information

As described in Note 2.5(aa) to the financial statements, revenue from construction contract revenue, operation and maintenance services, operation services of service concession arrangements, and construction services of service concession arrangements are recognized over time. Revenue from sales of water treatment equipment and copper ores is recognized at a point in time.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

(ii) Performance obligation

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of December 31 are as follows:

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)
Amounts expected to be recognized as revenue:
Within one year	29,383	10,201	17,774	2,797
After one year	202,515	192,314	183,114	28,810
Amounts expected in Revenues	231,898	202,515	200,888	31,607

The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognized as revenue after one year relate to construction services, operation services and other services, of which the performance obligations are to be satisfied within 28 years. The amounts disclosed above do not include variable consideration, which is constrained.

The Group has applied the practical expedient under IFRS 15 and does not include information about revenue that the Group will be entitled to when it satisfies the remaining performance obligations for contracts with an original expected duration of one year or less.

(iii) Significant financing components

The majority of the Group’s customers are town/village government entities or main contractors of governmental infrastructure projects whose time of payment for the service or goods received from the Group depends on the appropriation and approval of funds. Certain customers for construction services, sales of wastewater treatment equipment, and maintenance services will generally settle the amounts owed to the Group in a number of specified installments covering periods ranging from one year to five years. Therefore, the Group’s management considers the contracts with customers which are town/village government entities or main contractors of the governmental infrastructure projects as containing a significant financing component. For each of the three years ended December 31, 2019, 2020, and 2021, the respective revenue considerations were adjusted for this financing component based on an imputed interest rate of 4.75% per annum and the Group’s revenue was adjusted to CNY 3,300 (as adjusted), CNY991 (as adjusted) and CNY1,631(US$ 257), respectively. The interest income related to the significant financing components is disclosed in Note 5 to the financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

5.	FINANCE INCOME AND COSTS

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)

Finance income
Interest income on loans to related parties/ a third party	6,581	6,455	6,780	1,066
Interest income on revenue contracts with significant financing component	3,735	3,161	2,313	365
Interest income from service concession arrangement	2,276	4,977	7,264	1,143
Interest income on structured deposits	—	660	328	52
Interest income on bank deposit	216	215	250	39
Finance income	12,808	15,468	16,935	2,665

Finance costs
Interest expenses on loans	345	4,028	4,035	635
Interest expense on lease liabilities	102	80	150	24
Other finance costs	(43)	292	231	36
Less: interest expense capitalized into intangible assets-concession right*	(64)	(651)	(57)	(9)
Finance costs	340	3,749	4,359	686

*	The borrowing costs have been capitalized at a rate of 5.05% per annum during the years ended December 31, 2019 and 2020.
F-45

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

6.	(LOSS)/PROFIT BEFORE INCOME TAX

The Group’s (loss)/ profit before tax is arrived at after (crediting)/charging:

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)

Crediting:
Finance income (Note 5)	(12,808)	(15,468)	(16,935)	(2,665)

Charging:
Cost of sales
- Sales of copper ores	12,752	6,854	—	—
- Sales of water treatment equipment	1,189	—	—	—
- Construction service	31,982	6,479	12,876	2,027
- Operation and maintenance services	2,821	3,177	162	25
- Operation services related to service concession arrangement	3,716	3,878	5,067	797
- Construction services related to service concession arrangement	79,681	18,827	389	61
Cost of sales	132,141	39,215	18,494	2,910

Depreciation
- Property, plant and equipment (Note 11)	534	565	510	80
- Right-of-use assets (Note 14)	1,816	1,663	1,366	215
Amortization of intangible assets* (Note 12)	1,185	156	884	139
Expense relating to short-term leases	445	496	601	95
Impairment losses/(reversal) on financial assets:
- Trade receivables	7,673	4,544	3,840	604
- Contract assets	33	172	357	56
- Other receivables	—	—	239	38
- Amounts due from related companies	1,661	(554)	(1,106)	(174)
Impairment loss on intangible assets (Note 13)	16,662	—	—	—
Impairment loss on goodwill (Note 13)	31,478	—	—	—
Fair value (gain)/loss on financial instruments:
- Financial assets at fair value through profit or loss (Note 22 (a))	—	(31,334)	45,816	7,209
- Derivative financial liabilities (Note 22 (b))	—	—	(7,467)	(1,175)
Issuance expense related to placement	—	—	1,579	248
Other (income)/losses	(1,431)	(1,616)	183	29
Finance costs (Note 5)	340	3,749	4,359	686

Employee benefit expenses* (Note 7)	15,395	11,412	11,496	1,809

*	The employee benefit expenses and amortization of intangible assets for the year are included in “Cost of sales” and “Administrative expenses” on the face of the consolidated statement of profit or loss.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

7.	EMPLOYEE BENEFITS

The Group’s employee benefits comprise the following:

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)

Wages, salaries and allowances	12,371	9,680	9,302	1,464
Housing funds (a)	405	331	415	65
Contribution to pension plans (a)	1,718	518	1,493	235
Welfare and other expenses	1,038	972	333	52
Less: employee benefit expenses capitalized into intangible assets-concession right	(137)	(89)	(47)	(7)
Total employee benefits	15,395	11,412	11,496	1,809

(a)	According to the PRC state regulations, the employees of the Group’s subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute a certain percentage of their payroll costs for those qualified urban employees to the central pension scheme as well as the housing funds.

Employee benefit expenses include remuneration payables to Directors and senior management as set out in Note 26(e).

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

8.	INCOME TAX (BENEFIT)/EXPENSE

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company’s Hong Kong subsidiaries have both Hong Kong–sourced and non-Hong Kong–sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong–sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2019, 2020 and 2021. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the Law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”), the Company’s PRC subsidiaries are generally subject to PRC corporate income tax at the statutory rate of 25% on their respective estimated assessable profits for the years ended December 31, 2019, 2020 and 2021. Certain PRC subsidiaries of the Company engaged in environmental protection projects were subject to tax at a preferential tax rate of 12.5% or fully exempted from income tax according to the preferential policy of CIT law for the years ended December 31, 2019, 2020 and 2021.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to a PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

The current and deferred components of income tax (benefit)/expense are as follows:

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)

Current income tax expense/(benefit)	3,817	(4,436)	2,294	361
Deferred income tax (benefit)/expense	(5,191)	(5,694)	(159)	(25)

Total	(1,374)	1,258	2,135	336

(Loss)/profit before income tax consists of the following:

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)

PRC	(45,335)	(1,214)	(4,669)	(734)
BVI	(3,824)	25,442	(48,106)	(7,569)
Hong Kong	(143)	(49)	(61)	(10)

Total (loss)/profit before income tax for the year	(49,302)	24,179	(52,836)	(8,313)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

8.	INCOME TAX (BENEFIT)/EXPENSE (CONTINUED)

A reconciliation of the income taxes computed at the PRC statutory tax rate of 25% to the actual income tax (benefit)/expense is as follows:

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)

(Loss)/profit before income tax for the year	(49,302)	24,179	(52,836)	(8,313)
Tax at the statutory tax rate	25%	25%	25%	25%
Computed income tax (benefit)/expense	(12,325)	6,045	(13,209)	(2,078)
Effect of different tax rates of the Company and certain subsidiaries	966	(1,186)	6,937	1,091
Tax losses with no deferred tax assets recognized	468	1,067	1,770	278
Non-deductible expenses
- Impairment of goodwill	7,870	—	—	—
- Other non-deductible expenses	153	196	122	19
Deductibility of statutory income/(expense)	1,117	(903)	—	—
Utilization of previously unrecognized deductible temporary differences	—	(50)	(150)	(24)
Write-off of unrecoverable deferred tax assets previously recognized	—	—	2,987	470
Preferential tax rate	360	2,038	2,215	348
Current and deferred tax rate differences	(436)	(488)	—	—
Others*	453	(5,461)*	1,463	232

Income tax (benefit)/expense	(1,374)	1,258	2,135	336

*	It mainly represents the reversal of a prior withholding CIT payable which is no longer required to be paid according to the prevailing Regulations for Implementing the Corporate Income Tax Law of the PRC and penalties for overdue income tax payment.

The Company’s provision for income tax related to uncertain tax position including in the tax payables for the years ended December 31, 2019, 2020 and 2021 was as follows:

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)

As of January 1	4,042	7,319	8,378	1,318
Additions based on tax positions	3,277	1,059	—	—

As of December 31	7,319	8,378	8,378	1,318

The Group’s uncertain tax positions arose from a temporary inconsistency between the tax filings of the Company’s subsidiary Shanghai Onway and the CIT laws regarding effective tax holiday periods, non-exemptible revenue, and additional research and development expenses deductions. The Group has recorded the tax provision based on the most likely amounts and included the amounts in the consolidated statement of financial position but has not made revisions to the tax filings.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

9.	(LOSS)/EARNINGS PER SHARE

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the period attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated by dividing the (loss)/profit attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all outstanding dilutive securities into common shares.

Basic and diluted net (loss)/earnings per share for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)
(Loss)/ profit:
(Loss)/ profit attributable to ordinary equity holders of the Company	(43,042)	24,336	(48,152)	(7,576)

Number of shares:
Weighted average number of common shares for basic and diluted loss per share:
Basic and diluted	27,910,916	31,308,653	40,720,246	40,720,246

(Loss)/earnings per share:
Basic and diluted	(1.54)	0.78	(1.18)	(0.19)

The Company did not have any potential diluted shares for the years ended December 31, 2019 and 2020. For the year ended December 31, 2021, the effects of the outstanding warrants were anti-dilutive and excluded from the computation of diluted loss per share. Accordingly, the diluted (loss)/earnings per share amounts are the same as the basic (loss)/earnings per share amounts for all periods presented.

10.	DIVIDEND

No dividend was paid or declared by the Company for the years ended December 31, 2019, 2020 and 2021. The Company’s subsidiary Shenzhen Qianhai declared a dividend amounting to CNY5,048 (US$794) on June 22, 2021 to its prior shareholder, Shenzhen Qianhai Feishang Industrial Investment Co., Ltd. (“Qianhai Industrial”). As of December 31, 2021, the declared dividend amount was still unpaid and included as dividend payable in the consolidated statement of financial position.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

11.	PROPERTY, PLANT AND EQUIPMENT

		Machinery and	Motor	Office and other
	Buildings	equipment	vehicle	equipment	Total
	CNY	CNY	CNY	CNY	CNY
(As adjusted)
Cost
As of January 1, 2020	43	1,270	2,440	667	4,420
Additions	3	12	218	33	266
Disposal	—	—	(130)	—	(130)
Foreign exchange difference	—	(51)	—	—	(51)
As of December 31, 2020	46	1,231	2,528	700	4,505

Accumulated depreciation
As of January 1, 2020	(3)	(1,191)	(1,298)	(416)	(2,908)
Depreciation charge	(3)	(18)	(439)	(105)	(565)
Disposal	—	—	124	—	124
Foreign exchange difference	(3)	50	—	—	47
As of December 31, 2020	(9)	(1,159)	(1,613)	(521)	(3,302)

Net book value
As of January 1, 2020	40	79	1,142	251	1,512
As of December 31, 2020	37	72	915	179	1,203

Cost
As of January 1, 2021 (As adjusted)	46	1,231	2,528	700	4,505
Additions	—	—	—	28	28
Disposal	—	(28)	(42)	—	(70)
Foreign exchange difference	—	(26)	—	—	(26)
As of December 31, 2021	46	1,177	2,486	728	4,437

Accumulated depreciation
As of January 1, 2021 (As adjusted)	(9)	(1,159)	(1,613)	(521)	(3,302)
Depreciation charge	(3)	(13)	(441)	(53)	(510)
Disposal	—	24	40	—	64
Foreign exchange difference	—	26	—	—	26
	(12)	(1,122)	(2,014)	(574)	(3,722)
Net book value
As of December 31, 2021	34	55	472	154	715
As of December 31, 2021 (US$)	6	10	73	23	112

There was no impairment loss on property, plant and equipment for the years ended December 31, 2019, 2020 and 2021.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

12.	INTANGIBLE ASSETS

	Patent	Concession right	Software	Total
	CNY	CNY	CNY	CNY
(As adjusted)
Cost
As of January 1, 2020	22,878	—	274	23,152
Additions	—	—	—	—
As of December 31, 2020	22,878	—	274	23,152

Accumulated amortization and impairment
As of January 1, 2020	(22,273)	—	(80)	(22,353)
Amortization charge	(115)	—	(41)	(156)
As of December 31, 2020	(22,388)	—	(121)	(22,509)

Net carrying amount
As of January 1, 2020	605	—	194	799
As of December 31, 2020	490	—	153	643

Cost
As of January 1, 2021 (As adjusted)	22,878	—	274	23,152
Transfer in	—	20,430	—	20,430
As of December 31, 2021	22,878	20,430	274	43,582

Accumulated amortization and impairment
As of January 1, 2021 (As adjusted)	(22,388)	—	(121)	(22,509)
Amortization charge	(105)	(730)	(49)	(884)
As of December 31, 2021	(22,493)	(730)	(170)	(23,393)

Net carrying amount
As of December 31, 2021	385	19,700	104	20,189
As of December 31, 2021 (US$)	61	3,099	16	3,176

As of December 31, 2020 and 2021, the Group’s concession rights associated with the environmental water projects (comprising intangible asset, contract assets and trade receivables) with aggregate gross carrying amounts of CNY121,224 (as adjusted) and CNY129,437, respectively, were pledged to secure bank loans from Bank of Communications with outstanding balances of CNY80,000 (as adjusted) and CNY77,000, respectively. Please refer to Note 21 for further details.

As a result of the long-term assets impairment assessment, an impairment loss amounting to CNY16,662 was recognized for intangible assets for the year ended December 31, 2019. Refer to Note 13 for further details, and there was no impairment loss on intangible assets for the years ended December 31, 2020 and 2021.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

13.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

Impairment loss on goodwill and long-lived assets

The goodwill amounting to CNY31,478 arising from the acquisition of the entire equity interest in Shanghai Onway in 2017 and was mainly attributable to the expected synergies from combining the operations of the Group and the acquiree. The goodwill was allocated to the wastewater treatment cash-generating units (“CGU”) which is also an operating and reportable segment.

The Group performed its annual impairment test in December 2019. Additionally, the management considered that there were impairment indicators on the wastewater treatment CGU due to the regional market saturation of the wastewater treatment sector which may lead to a decline in business volume and profitability of the wastewater treatment CGU.

The recoverable amount of the wastewater treatment CGU as of December 31, 2019 was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows were updated to reflect the decreased business volume and profitability of the construction service and equipment sales of the wastewater treatment business. The pre-tax discount rate applied to cash flow projections was 12%, and cash flows beyond the five-year period were extrapolated using a 3.0% growth rate that is the same as the long-term average growth rate for the wastewater treatment industry. As a result of this analysis, management recognized an impairment of goodwill and intangible assets amounting to CNY31,478 and CNY16,662, respectively, for the year ended December 31, 2019. The impairment charge is recorded in impairment loss on goodwill and impairment loss on intangible assets, respectively in the statement of profit or loss.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

14.	LEASES

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the years indicated are as follows:

	Motor vehicles	Offices and warehouse	Total
	CNY	CNY	CNY
(As adjusted)
As of January 1, 2020	—	1,142	1,142
Addition	490	3,591	4,081
Depreciation charge	(82)	(1,581)	(1,663)
As of December 31, 2020	408	3,152	3,560

As of January 1, 2021 (As adjusted)	408	3,152	3,560
Addition	—	157	157
Depreciation charge	(163)	(1,203)	(1,366)

As of December 31, 2021	245	2,106	2,351
As of December 31, 2021 (US$)	39	331	370

There was no impairment loss on right-of-use assets for the years ended December 31, 2019, 2020 and 2021.

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	Motor vehicles	Offices and warehouse	Total
	CNY	CNY	CNY

(As adjusted)
As of January 1, 2020	—	1,238	1,238
Addition	490	3,591	4,081
Accretion of interest recognized during the year	12	68	80
Payments	—	(1,849)	(1,849)

As of December 31, 2020	502	3,048	3,550
Analyzed into:
Current portion	163	1,219	1,382
Non-current portion	339	1,829	2,168

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

14.	LEASES (CONTINUED)

(b)	Lease liabilities (continued)

	Motor vehicles	Offices and warehouse	Total
	CNY	CNY	CNY

As of January 1, 2021(As adjusted)	502	3,048	3,550
Addition	—	102	102
Accretion of interest recognized during the year	17	133	150
Payments	(364)	(1,249)	(1,613)

As of December 31, 2021	155	2,034	2,189
Analyzed into:
Current portion	155	826	981
Non-current portion	—	1,208	1,208

As of December 31, 2021 (US$)	24	321	345
Current portion (US$)	24	130	154
Non-current portion (US$)	—	191	191

(c)	Lease-related expenses

The amounts recognized in profit or loss in relation to leases are as follows:

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)

Depreciation expense of right-of-use assets	1,816	1,663	1,366	215
Interest on lease liabilities	102	80	150	24
Expense relating to short-term leases	445	496	601	95

Total amounts recognized in profit or loss	2,363	2,239	2,117	334

(d)	The total cash outflow for leases is disclosed in Note 32(c) to the financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

15.	TRADE AND BILLS RECEIVABLE

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Non-current
Trade receivables from third parties	35,481	17,033	2,680
Less: Impairment allowance	(3,805)	(7,532)	(1,185)
Total of Non-current trade receivables	31,676	9,501	1,495

Current
Trade receivables from third parties	39,660	51,608	8,119
Less: Impairment allowance	(9,969)	(10,082)	(1,586)
Total of current trade receivables	29,691	41,526	6,533

Bills receivable	80	—	—

Total	61,447	51,027	8,028

The Group’s trade receivables arise from the provision of construction services for wastewater treatment projects, sale of wastewater treatment equipment, and operation service of the service concession arrangement. The majority of the Group’s customers are town/village government entities or main contractors of the governmental infrastructure projects whose time of payment for the service or goods received from the Group depend on the appropriation and approval of the fiscal funds. Accordingly, the Group granted various credit terms to different customers, depending on the nature and background of the customers and projects. The Group generally granted customers a credit period of one month to three months, except for some of the customers for construction services, sales of wastewater treatment equipment and maintenance services who will generally settle the amounts owed to the Group in a number of specified installments covering periods ranging from one year to five years. Apart from the trade receivables related to the service concession arrangement which bear no interest, the trade receivables of construction services, operation and maintenance services and sale of wastewater treatment equipment bear an imputed interest rate of 4.75% per annum.

An aging analysis of the trade and bills receivables as of the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Within 1 year	12,167	19,026	2,994
Between 1-2 years	20,125	5,106	803
Between 2-3 years	18,794	12,796	2,013
Over 3 years	10,361	14,099	2,218

Total	61,447	51,027	8,028

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

15.	TRADE AND BILLS RECEIVABLE (CONTINUED)

The movement in the loss allowance for trade receivables during the years indicated are as follows:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Beginning of the year	9,230	13,774	2,167
Provision for expected credit loss, net	4,544	3,840	604

End of the year	13,774	17,614	2,771

The Group elected to apply the simplified approach for providing impairment for ECLs prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure the ECLs, trade receivables were grouped based on the shared credit risk characteristics and the days past due. The ECLs below also incorporate forward-looking information. The impairment as of December 31, 2020 and 2021 was determined as follows:

				Past due
	Current	Within 1 year	1-2 years	2-3 years		Over 3 years		Total

As of December 31, 2020 (As adjusted):
Expected credit loss rate		5%	12%	11%		45%		18%
Gross carrying amount (CNY)	5,166	7,273	22,826	21,043		18,833		75,141
Impairment allowances (CNY)		352	2,701 (i)	2,249	(ii)	8,472	(iii)	13,774

As of December 31, 2021:
Expected credit loss rate		6%	26%	13%		48%		26%
Gross carrying amount (CNY)	3,670	16,311	6,865	14,712		27,083		68,641
Impairment allowances (CNY)		955	1,759	1,916	(ii)	12,984	(iii)	17,614
Impairment allowances (US$)		150	277	301		2,043		2,771

(i)	The impairment allowances included an amount of CNY221 (as adjusted) as of December 31, 2020, for specific trade receivables which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts in full.

(ii)	The impairment allowances included CNY1,035 (as adjusted) and CNY221 as of December 31, 2020 and 2021, respectively, for specific trade receivables which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts in full.

(iii)	The impairment allowances included an amount of CNY5,055 (as adjusted) and CNY4,646 as of December 31, 2020 and 2021, respectively, for specific trade receivables which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts in full.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

16.	CONTRACT ASSETS

		January 1,	December 31,
		2020	2020	2021	2021
		CNY	CNY	CNY	US$
		(As adjusted)	(As adjusted)

Non-current
Service concession assets	(a)	75,614	91,412	91,062	14,327
Concession right	(b)	15,895	20,304	—	—
Less: impairment allowance		(23)	(27)	(27)	(4)
		91,486	111,689	91,035	14,323

Current
Service concession assets	(a)	1,532	7,423	7,423	1,168
Other contract assets	(c)	10,406	7,313	8,443	1,328
Less: impairment allowance		(10)	(178)	(535)	(84)
		11,928	14,558	15,331	2,412

Total		103,414	126,247	106,366	16,735

(a)

Service concession assets bearing an imputed interest of 7% arose from the Group’s revenue from construction service under a BOT arrangement rendered by the Group’s non wholly owned subsidiary, Shaoguan Angrui. The facilities that the service concession arrangement relate to were under construction phases from June 2018 to December 2020 and commenced operation in January 2021.

The amounts for the service concession arrangement are not yet due for payment and will be settled by revenue to be generated during the operating periods of the service concession arrangement. Amounts billed will be transferred to trade receivables.

As of December 31, 2021, the Group’s concession rights relating to the environmental water projects (comprising intangible assets, contract assets and trade receivables) with an aggregate gross carrying amount of CNY129,437 (and CNY121,224 (as adjusted) as of December 31, 2020) were pledged to secure bank loans from Bank of Communications with outstanding balances of CNY77,000 (and CNY80,000 (as adjusted) as of December 31, 2020). Please refer to Note 21 for further details.

(b)

Concession right represents the intangible assets component arising from performance under the construction contract in connection with the service concession arrangement during the construction phases from June 2018 to December 2020. The accumulated amount transferred to intangible assets when the service concession arrangement commenced operation in January 2021.

(c)

The balances as of December 31, 2020 and 2021 comprised contract assets arising from performance under a water treatment plant construction service contract. Such contracts include payment schedules that require stage payments over the service periods when milestones are reached.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

16.	CONTRACT ASSETS (CONTINUED)

The movements in the provision for impairment of contract assets are as follows:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Beginning of the year	33	205	32
Provision for expected credit loss, net	172	357	56

End of the year	205	562	88

An impairment analysis is performed at each reporting date using the probability-of-default approach to measure expected credit losses. The probability of default rates are estimated based on comparable entities with published credit ratings. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forward-looking credit risk information. As of December 31, 2020 and 2021, the assumed default rate ranged from 0.03% to 29.22% and from 0.03% to 55.93%, respectively.

17.	OTHER RECEIVABLES

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Financial assets
Loans to unrelated companies(i)	—	83,600	13,154
Deposits	1,118	863	135
Others	—	1,000	157
Financial assets	1,118	85,463	13,446

Staff advance	676	697	110
Others	126	280	44
Total amount	802	977	154

Impairment allowance	—	(239)	(38)

Total	1,920	86,201	13,562

(i)	The balance as of December 31, 2021 consisted of the loan due from Shenzhen Chaopeng Investment Co., Limited amounting to CNY80,000 and its corresponding interest receivable amounting to CNY3,600. The loan with maturity date of June 30, 2022 is interest bearing at a rate of 9% per annum and guaranteed by Shenzhen Feishang Investment Co., Limited, an unrelated company to the Group.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

17.	OTHER RECEIVABLES (CONTINUED)

The movements in the loss allowance for other receivables during the years indicated are as follows:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Beginning of the year	—	—	—
Provision for expected credit loss, net	—	239	38

End of the year	—	239	38

For the financial assets included above, an impairment analysis is performed at each reporting date using the probability-of-default approach to measure expected credit losses. The probability of default rates are estimated based on comparable companies with published credit ratings. The calculation reflects the probability weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions, and forward-looking credit risk information. As of December 31, 2021, the probability of default applied was 0.45%, and the loss given default was 61.6%. The loss allowance for impairment of deposits was minimal.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

18.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are set out below as of December 31, 2020 and 2021:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Cash and cash equivalents
- Cash on hand	70	74	11
- Cash at bank	56,510	58,285	9,171

Cash and cash equivalents	56,580	58,359	9,182

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

CNY	52,409	37,333	5,874
US$	3,944	20,011	3,148
HK$	227	1,015	160

	56,580	58,359	9,182

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default. As of December 31, 2020 and 2021, there were no cash and cash equivalents pledged as security for the Group's liabilities.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

19.	TRADE PAYABLES

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Trade payables	28,621	21,118	3,321

The aging analysis of trade payables as of December 31, 2020 and 2021 is as follows:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Within 1 year	23,754	8,326	1,308
Between 1 and 2 years	2,286	10,030	1,578
Over 2 years	2,581	2,762	435

Total	28,621	21,118	3,321

Trade payables are mainly due to subcontractors of construction services and the vendors of labor service. The trade payables are non-interest-bearing and are normally settled within one year.

20.	OTHER PAYABLES AND ACCRUALS

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Financial liabilities
Accrued expenses	3,791	5,398	849
Deposits from customers	814	505	80
Total payables	4,605	5,903	929

Accrued payroll	3,252	2,878	453
Penalties related to income tax	1,576	3,025	475
Taxes other than income tax payable(a)	143	285	45
Others	174	7	1
Total others payables	5,145	6,195	974

Total	9,750	12,098	1,903

(a)	Taxes other than income taxes payable mainly comprise accruals for value-added tax, city construction tax and education surcharge.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

21.	INTEREST-BEARING LOANS AND BORROWINGS

			December 31,
			2020	2021	2021
			CNY	CNY	US$
	Interest rate	Maturity	(As adjusted)

Non-current interest-bearing loans
Bank loan-secured and guaranteed	5.05%	2022 to 2038	77,000	74,000	11,643

Current interest-bearing loans
Bank loan-secured and guaranteed	5.05%	2021 to 2022	3,000	3,000	472

Total			80,000	77,000	12,115

The bank loan is due to the Bank of Communications and denominated in CNY.

The loan is secured by collection right, contract assets, intangible assets and trade receivables in connection with the Group's service concession arrangement (Note 16) and 80% equity interest of the Company's subsidiary, Shaoguan Angrui. The loan is also guaranteed by the Company's subsidiary, Shanghai Onway and Feishang Enterprise Group Co., Ltd. (“Feishang Enterprise”), a related company of the Group.

The outstanding balance as of December 31, 2021 is repayable in equal annual installments of CNY3,000 until December of 2023; CNY4,000 from 2024 to 2028; CNY5,000 from 2029 to 2034; CNY6,000 in 2035; and CNY5,000 from 2036 to 2038.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

22.	FINANCIAL INSTRUMENTS

(a)	Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as of December 31, 2020 and 2021:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Debt instruments at amortized cost:
Accounts and bills receivable - current	29,771	41,526	6,533
Accounts and bills receivable - non-current	31,676	9,501	1,495
Financial assets included in other receivables	1,118	85,224	13,408
Due from related companies	123,893	—	—
Financial assets at fair value through profit or loss：
Listed equity investments (i)	138,674	—	—
Structured deposit (ii)	5,000	—	—

Total	330,132	136,251	21,436

Total current	298,456	126,750	19,941
Total non-current	31,676	9,501	1,495

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

22.	FINANCIAL INSTRUMENTS (CONTINUED)

(a)	Financial assets (continued)

(i)	On August 17, 2020, the Company entered into a definitive share purchase agreement with Feishang Group to acquire 120,000,000 shares, or 8.69% of the equity interest in, Feishang Anthracite Resources Limited (“FARL”), a company listed on the Main Board of the Hong Kong Stock Exchange (the “Equity Investment”). In exchange, the Company agreed to issue 9,077,166 of its common shares to Feishang Group at a total transaction price amounting to approximately CNY78,288. The total transaction price of the exchange was based on the average closing price of FARL for the five trading days before August 17, 2020, adjusted for a 27.5% discount in consideration of the impact of a lack of marketability due to the low trading volume of FARL on the Hong Kong Stock Exchange. Upon the completion of the above-mentioned acquisition of shares of FARL and the issuance of the shares of the Company on August 17, 2020, the Company recognized financial assets at fair value through profit or loss amounting to CNY107,340 as they were held for trading.

The fair value of the Equity Investment in FARL was determined with reference to its quoted market prices on the Hong Kong Stock Exchange.

On July 27, 2021, the Company entered into a Sale and Purchase Agreement with Mr. Li Feilie to acquire 100% of the equity interests of PST Technology, and the FARL’s shares were included as a part of the consideration transferred to Mr. Li Feilie. Hence, FARL’s shares were derecognized on July 27, 2021. Please refer to Note 29 for more information.

The fair value gain/(loss) on the equity investment in FARL for the years ended December 31, 2020 and 2021 was CNY31,334 and CNY (45,816) (US$(7,209)), respectively.

(ii)	The Company entered into a structured deposit agreement with Bank of Communications pursuant to which the Company made a time deposit with a principal amount of CNY5,000 from December 12, 2020 to June 21, 2021 to receive interest at the higher annual interest rate of 2.75% if the underlying currency pair (EUR/US$) was trading within a pre-determined range on the expiration date. Otherwise, the Company received interest at the lower interest rate of 1.55%.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

22.	FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Financial liabilities

Set out below is an overview of financial liabilities of the Group as of December 31, 2020 and 2021:

	December 31,	December 31,	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Derivatives not designated as hedging instruments:
Derivative financial liabilities (i)	—	1,710	269
Financial liabilities at amortized cost:
Trade payables	28,621	21,118	3,321
Financial liabilities in other payables and accruals	4,605	5,903	929
Dividends payable	—	5,048	794
Lease liabilities	3,550	2,189	345
Due to related companies	79,459	5,710	898
Due to the Shareholder	7,149	14,050	2,211
Interest-bearing loans and borrowings	80,000	77,000	12,115

Total	203,384	132,728	20,882

Total current	124,216	57,520	9,048
Total non-current	79,168	75,208	11,834

(i)	On January 20, 2021, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company issued and sold on January 22, 2021, (i) in a registered direct offering, an aggregate of 3,960,000 of its common shares at a price of US$1.85 per share, and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,584,000 of its common shares with an initial exercise price of US$2.35 per share. Refer to Note 25 for further details.

The Company recognized the warrants issued to the investors as derivative financial liabilities (not designated as hedging instruments) with a fair value of CNY9,246 (US$1,427)* on the issue date as the investors have the right to exercise their warrants on a cashless basis. Per IAS 32, a contract settled by a single net payment (generally referred to as net cash-settled or net equity-settled as the case may be) is a financial liability and not an equity instrument. The fair value gain of CNY7,467 (US$1,175) for the year ended December 31, 2021 (Note 6) was recognized according to fair value changes for the period from the issue date to December 31, 2021.

*	As the changes in equity from this private placement transaction are denominated in US$, the amount in US$ is the actual transaction amount and the corresponding amount in CNY was translated from US$ at the applicable exchange rate of the transaction date, January 22, 2021.
F-66

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

22.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Fair value

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

	December 31,
	2020		2021		2021
	CNY		CNY		US$
	(As adjusted)
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Financial liabilities
Interest-bearing loans and borrowings	80,000	82,184	77,000	79,003	12,115	12,430

Total	80,000	82,184	77,000	79,003	12,115	12,430

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities as of December 31, 2020 and 2021:

As of December 31, 2020 (As adjusted)	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	CNY	CNY	CNY	CNY

Recurring fair value measurement:

Financial assets
Structured deposit	—	5,000	—	5,000
Financial assets at fair value through profit or loss	138,674	—	—	138,674
Total financial assets	138,674	5,000	—	143,674

As of December 31, 2021	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	CNY	CNY	CNY	CNY

Recurring fair value measurement:

Financial liabilities
Derivative financial liabilities	—	1,710	—	1,710

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

22.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Fair value (continued)

As of December 31, 2021	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$

Recurring fair value measurement:

Financial liabilities
Derivative financial liabilities	—	269	—	269

Level 2:

Derivative financial liabilities

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

There is no established public trading market for the warrants issued to investors on January 22, 2021. As of December 31, 2021, the Group measured the fair value of those warrants on a recurring basis using a binomial lattice pricing model with significant inputs including the underlying spot price of the Company’s common shares, exercise price, time to expiration, risk-free rate and equity volatility, etc., which are all relevant observable inputs.

During the years of 2020 and 2021, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and liabilities.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The financial instruments of the Group primarily include cash and cash equivalents, financial assets at fair value through profit or loss, trade receivables, other receivables, contract assets, trade payables, other payables, amounts due to related companies, amounts due to the Shareholder, derivative financial liabilities, and interest-bearing loans and borrowings.

The Group is exposed to credit risk, foreign currency risk, business and economic risk and liquidity risk. The Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial liabilities for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarized below.

(a)	Credit risk

Management has a credit policy in place and the exposures to credit risk are monitored on an ongoing basis. Debts are usually due within 30 to 90 days from the date of billing.

Trade receivables of the Group mainly represent receivables in respect of revenue from construction services for wastewater treatment plant and sales of wastewater treatment equipment which are settled through progress billing and operation services of service concession arrangements which are settled on a quarterly basis. In addition, the Group has contract assets relating to the service concession arrangement and construction service.

As of December 31, 2020, and 2021, “Trade receivables” and “Contract assets” in the aggregate amounted to CNY181,289 and CNY175,569, respectively, of which CNY100,921 and CNY109,737 were due from the largest customer and CNY124,272 and CNY127,415 were due from the five largest customers in the aggregate of the Group, respectively. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statements of financial position. Since the counterparty to the BOT arrangement is a local government authority in the PRC, the Group considers credit risk low as of December 31, 2020 and 2021. The Group does not hold any collateral over these balances.

Management groups financial instruments based on shared credit risk characteristics, such as instrument type and credit risk ratings for the purpose of determining significant increase in credit risk and calculation of impairment. The carrying amount of each financial asset in the consolidated statement of financial position represents the Group’s maximum exposure to credit risk in relation to its financial assets.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)	Credit risk (continued)

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

- significant financial difficulty of the debtor;

- a breach of contract such as a default or past due event;

- it is probable that the debtor will enter bankruptcy or other financial reorganization.

To manage credit risk arising from trade receivables and contract assets, the credit quality of the debtors is assessed, taking into account their financial position, historical settlement records, past experience and other factors. The Group applies the simplified approach to provide for ECLs prescribed by IFRS 9, which permits the use of lifetime expected loss provision for all trade receivables. The ECLs also incorporated forward-looking information.

For financial assets assessed for impairment under the general approach, the Group established a policy to perform an assessment at the end of each reporting period of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. The Group groups its other receivables into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1 – When other receivables are first recognized, the Group recognized an allowance based on 12 months’ ECLs.

Stage 2 – When other receivables have shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs.

Stage 3 – Other receivables are considered credit-impaired. The Group records an allowance for the lifetime ECLs.

Management also makes periodic collective assessments for other receivables and amounts due from related companies as well as individual assessments of the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables and amounts due from related companies in Stage 1 and continuously monitored their credit risk. Management believes that there is no material credit risk inherent in the Group’s outstanding balance of other receivables as of December 31, 2019, 2020 and 2021.

The Group does not provide any guarantees that would expose the Group to credit risk. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from financial assets are set out in Notes 15, 16, 17 and 26 to the financial statements.

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC state-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(b)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits denominated in US$ and HK$ and related exposures are disclosed in note 18. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans.

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

As of December 31, 2021, the Group only had significant exposure to US$. If CNY had strengthened/weakened by 5% against US$ with all other variables held constant, the loss for the year would have been approximately CNY 1,001 higher/lower (CNY197 higher/lower for the year ended December 31, 2020), mainly as a result of foreign exchange gains and losses arising from translation of US$-denominated deposits. Profit was more sensitive to the fluctuation in the RMB/US$ exchange rates in 2021 than in 2020, mainly due to the increase in the US$ denominated cash deposits.

(c)	Interest rate risk

The fair value interest rate risk of the Group mainly arises from long-term loans at fixed rates (see Note 21). As the fluctuation of comparable interest rate (Loan Prime Rate of PRC market) with similar term was relatively low, the Directors are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2020 and 2021.

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

The table below summarizes the maturity profile of the Group’s financial liabilities and lease liabilities based on contractual undiscounted payments:

December 31, 2020 (As adjusted)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	28,621	—	—	28,621
Financial liabilities in other payables and accruals	—	4,605	—	—	4,605
Due to related companies	—	79,459	—	—	79,459
Due to the Shareholder	—	7,149	—	—	7,149
Lease liabilities	—	1,421	2,292	—	3,713
Interest-bearing loans and borrowings	—	7,036	28,528	85,286	120,850

Total	—	128,291	30,820	85,286	244,397

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)	Liquidity risk (continued)

December 31, 2021	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Derivative financial liabilities	1,710	—	—	—	1,710
Trade payables	—	21,118	—	—	21,118
Financial liabilities in other payables and accruals	—	5,903	—	—	5,903
Due to related companies	—	5,710	—	—	5,710
Due to the Shareholder	—	14,050	—	—	14,050
Lease liabilities	—	1,047	1,354	—	2,401
Interest-bearing loans and borrowings	—	6,882	28,792	78,139	113,813

Total	1,710	54,710	30,146	78,139	164,705

December 31, 2021	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Derivative financial liabilities	269	—	—	—	269
Trade payables	—	3,321	—	—	3,321
Financial liabilities in other payables and accruals	—	929	—	—	929
Due to related companies	—	898	—	—	898
Due to the Shareholder	—	2,211	—	—	2,211
Lease liabilities	—	165	213	—	378
Interest-bearing loans and borrowings	—	1,083	4,530	12,294	17,907

Total	269	8,607	4,743	12,294	25,913

(f)	Capital management

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debt divided by total capital. Interest-bearing debt mainly includes lease liabilities and interest-bearing loans and borrowings. Capital includes total equity and interest-bearing debt. The gearing ratio was 22.26% (as adjusted) as of December 31, 2020 and 30.31% as of December 31, 2021, respectively.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

24.	DEFERRED TAX ASSETS AND LIABILITIES

(a)	Deferred tax balance

Net deferred tax assets and liabilities recognized in the consolidated statement of financial position are as follows:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Deferred tax assets	5,624	3,291	517
Offset amount	(2,704)	(3,225)	(507)
Deferred tax assets after offsetting	2,920	66	10

Deferred tax liabilities before offsetting	13,130	5,769	908
Offset amount	(2,704)	(3,225)	(507)

Deferred tax liabilities after offsetting	10,426	2,544	401

(b)	Gross movement on the deferred tax account

The gross movement on the deferred income tax accounts is as follows:

	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

As of January 1	(2,982)	7,506	1,182
Charged/(credited) to other capital reserve (i)	4,794	(4,463)	(702)
Charged/(credited) to the statement of profit or loss during the year (Note 8)	5,694	(159)	(25)
Currency translation differences	—	(406)	(64)

As of December 31	7,506	2,478	391

(i)	Upon the completion of the Equity Investment (Note 22.1 (a) (i)) on August 17, 2020, the Company recognized a deferred tax liability associated with the difference between the fair value of 120,000,000 shares of FARL acquired and the total transaction price based on the statutory tax rate of 16.5% and charged the impact to other capital reserves. Upon the completion of the acquisition of PST Technology (Note 29) on July 27, 2021, the corresponding deferred tax liability was reversed through other capital reserves along with the transfer of 120,000,000 shares of FARL, as part of the acquisition consideration.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

24.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

(c)	Deferred tax assets

The components of deferred tax assets and their movements during the years indicated, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

	Provision for loss allowance	Significant financing component of the contract with customers	Lease liabilities	Losses available for offsetting against future taxable profits	Total
	CNY	CNY	CNY		CNY
(As adjusted)
As of January 1, 2020	2,731	1,668	54	—	4,453
Credited/(charged) to the statement of profit or loss during the year	1,041	(430)	560	—	1,171

As of December 31, 2020	3,772	1,238	614	—	5,624

As of January 1, 2021 (As adjusted)	3,772	1,238	614	—	5,624
(Charged)/credited to the statement of profit or loss during the year	(1,629)	(698)	(160)	154	(2,333)

As of December 31, 2021	2,143	540	454	154	3,291
As of December 31, 2021 US$	337	85	71	24	517

(d)	Deferred tax liabilities

The components of deferred tax liabilities and their movements during the years indicated, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

	Financial asset at fair value through profit or loss	Temporary difference on assets recognized under IFRIC 12	Right-of-use assets	Total
	CNY	CNY	CNY	CNY
(As adjusted)
As of January 1, 2020	—	1,405	66	1,471
Charged to the statement of profit or loss during the year	5,170	1,141	554	6,865
Charged to other capital reserves	4,794		—	4,794

As of December 31, 2020	9,964	2,546	620	13,130

As of January 1, 2021 (As adjusted)	9,964	2,546	620	13,130
(Credited)/charged to the statement of profit or loss during the year	(5,095)	2,724	(121)	(2,492)
Credit to other capital reserves	(4,463)	—	—	(4,463)
Foreign exchange difference	(406)	—	—	(406)

As of December 31, 2021	—	5,270	499	5,769
As of December 31, 2021 US$	—	829	79	908

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

24.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

(e)	Deferred tax not recognized

As of December 31, 2019, 2020 and 2021, the total amounts of deductible temporary differences and unused tax losses for which no deferred tax assets were recognized in respect of certain deductible temporary differences and accumulated tax losses of the Company’s subsidiaries established in Mainland China that can be carried forward against future taxable income are as follows:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Deductible temporary differences with no deferred tax assets recognized	1,800	13,148	2,069
Tax losses with no deferred tax assets recognized	10,658	16,536	2,597

Total	12,458	29,684	4,666

(f)	Expiration dates of the losses

The expiration dates of the tax losses of the Group for which no deferred tax assets were recognized are summarized as follows:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Year of expiration
2021	1,171	—	—
2022	1,065	1,065	168
2023	2,318	2,318	365
2024	1,835	1,835	289
2025	4,237	4,237	667
2026	—	7,040	1,108

Total	10,626	16,495	2,597

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

25.	EQUITY

(a)	Issued capital

	January 1,	December 31,
	2020	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)

Authorized:
10,000,000 preferred shares, no par value	—	—	—	—
200,000,000 common shares, no par value	—	—	—	—

Common shares issued and fully paid:
December 31, 2021: 40,948,082 (December 31, 2020: 36,988,082 (as adjusted)) common shares, no par value	340,875	419,091	450,782	70,924

A summary of movements in the Company’s share capital is as follows:

	Number of shares	Share capital
		CNY	US$
(As adjusted)
As of January 1, 2020	27,910,916	340,875	53,631

Issuance of shares (Note 22)	9,077,166	78,216	12,306

As of December 31, 2020 and January 1, 2021 (As adjusted)	36,988,082	419,091	65,937

Common shares issued through private placement	3,960,000	31,691	4,987

As of December 31, 2021	40,948,082	450,782	70,924

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

25.	EQUITY (CONTINUED)

(a)	Issued capital (continued)

Common shares issued through private placement

On January 20, 2021, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company issued and sold on January 22, 2021, (i) in a registered direct offering, an aggregate of 3,960,000 of its common shares at a price of US$1.85 per share, and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,584,000 of its common shares with an initial exercise price of US$2.35 per share, for gross proceeds of approximately CNY47,484 (US$7,326*), before deducting fees to the placement agent and other estimated offering expenses payable by the Company.

The Company recognized the warrants issued to the investors as derivative financial liabilities (Note 22(b)) at the fair value of the warrants on the issue date, which amounted to CNY9,246 (US$1,427*), as the investors have the right to exercise their warrants on a cashless basis according to the agreement clause. Per IAS 32, a contract settled by a single net payment (generally referred to as net cash-settled or net equity-settled as the case may be) is a financial liability and not an equity instrument. The gross proceeds of this offering less the fair value of warrants issued to investors amounted to CNY38,238 (US$5,899*) and was recorded in share capital.

Upon the closing of this offering and the private placement, the Company paid or committed to pay fees and offering expenses of CNY5,815 (US$898*), which consists of 8% of gross proceeds and certain expenses reimbursements to the placement agent in cash and the offering expenses related to other professional services. The total amount of fees and offering expenses was allocated to the issuance of common shares and investor warrants according to their fair value at the date of issuance. The amount allocated to the issuance of the shares of CNY4,685 (US$723*) was charged directly to equity as a reduction in share capital. The amount allocated to the issuance of investor warrants of CNY1,130 (US$175*) was expensed and is included in administrative expenses.

*	As the changes in equity from this private placement transaction are denominated in US$, all the amounts in US$ in this disclosure paragraph are actual transaction amounts and corresponding amounts in CNY were translated from US$ at the applicable exchange rate on the transaction date, January 22, 2021.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

25.	EQUITY (CONTINUED)

(b)	Other capital reserves

		Other capital reserves
		CNY	US$
(As adjusted)
As of January 1, 2020		763,729	120,161

Issuance of shares (Note 22(a))		24,258	3,816

As of December 31, 2020		787,987	123,977

As of January 1, 2021 (As adjusted)		787,987	123,977

Deemed distribution to the controlling shareholder (Note 29)		(75,651)	(11,902)
Equity-settled share-based payment (Note 27)		2,311	364
Others	(i)	4,463	702

As of December 31, 2021		719,110	113,141

Other capital reserves of the Company are mainly for equity-settled share-based compensation, the exercise of stock options, the exercise of warrants, the business combination and the deemed contribution from the Shareholder of the Company and related companies.

(i)	Upon the completion of the acquisition (Note 29) on July 27, 2021, the deferred tax liability relating to the FARL’s shares was reversed through other capital reserves. For details, please refer to Note 24(b).

(c)	Dividend restrictions and reserves

Due to the Group's structure, the payment of dividends is subject to numerous controls imposed under PRC law, including foreign exchange control on the conversion of the local currency into U.S. dollars and other currencies.

In accordance with the relevant PRC regulations, appropriations of net income as reflected in its PRC statutory financial statements are to be allocated to each of the general reserve and enterprise expansion reserve, respectively, as determined by the resolution of the Board of Directors annually.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

26.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions and balances with related companies:

(a)	Commercial transactions with related companies

		Year Ended December 31,
		2019	2020	2021	2021
		CNY	CNY	CNY	US$
	Notes	(As adjusted)	(As adjusted)

Interest income received from Feishang Enterprise(a)	(i)	6,792	6,792	3,396	534

CHNR's share of office rental, rates and others to Anka Consultants Limited (“Anka”)(b)	(ii)	1,506	1,368	1,343	211
Feishang Management's share of office rental to Feishang Enterprise(a)	(iii)	166	166	166	26
Shenzhen New PST’s share of office rental to Feishang Enterprise(a)	(iv)	90	90	90	14

(i)	The Company’s subsidiary, Shanghai Onway entered into a series of contracts to provide a loan amounting to CNY80,000 at an interest rate of 9% per annum to Feishang Enterprise from March 2, 2018 to June 30, 2021.

(ii)	The Company signed a contract with Anka to lease 184 square meters of office premises for two years, from July 1, 2018 to June 30, 2020, and extended to June 30, 2022. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.

(iii)	On January 1, 2018, Feishang Management signed an office-sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2021, which will expire on September 30, 2022.

(iv)	Shenzhen New PST signed a contract with Feishang Enterprise to lease 96 square meters of office premises annually. The latest contract is from March 14, 2021 to March 13, 2022.

(b)	Other transactions with related parties

On April 28, 2021, the Company’s subsidiary, China Coal entered into an equity transfer agreement to transfer 100% of the equity interests of Yangpu Lianzhong Mining Co., Ltd (“Yangpu Lianzhong”) for total consideration of CNY103,767 (US$16,326) to the Company’s related party, Feishang Energy(a); refer to Note 28 for further details.

On July 27, 2021, the Company entered into a sale and purchase agreement with Mr. Li Feilie, pursuant to which the Company acquired 100% of the equity interests of PST Technology and assumed the outstanding indebtedness owed to Mr. Li Feilie amounting to CNY129,958 (US$20,159), refer to Note 29 for further details.

(a)	Feishang Enterprise, Feishang Group and Feishang Energy are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(b)	Anka is jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

26.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)	Balances with related companies

The Group’s balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

	December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Current:
Receivables from related companies:
Xizang Xingwang Investment Co., Ltd. (“Xizang Xingwang”)(d,iv)	44,668	—	—
Feishang Enterprise(a,v)	79,225	—	—
	123,893	—	—

Payable to related companies:
Feishang Enterprise(a,i)	6,646	3,019	475
Anka Capital Limited (“Anka Capital”)(b,iii)	2,780	2,691	423
Qianhai Industrial(c,vi)	70,033	—	—
	79,459	5,710	898

Payable to the Shareholder:
Feishang Group(a,ii)	7,149	14,050	2,211
	7,149	14,050	2,211

Dividend payables to related companies:
Qianhai Industrial(c,vii)	—	5,048	794
	—	5,048	794

Lease liabilities to related parties:
Anka(b)	1,092	372	59
	1,092	372	59

(a)	Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(b)	Anka Capital and Anka are each jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

(c)	Qianhai Industrial is controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(d)	Xizang Xingwang is controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

26.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(d)	Balances with related parties

(i)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iii)	The payable to Anka Capital by CHNR represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iv)	The receivable due from Xizang Xingwang as of December 31, 2020 represents an unsecured and interest-free loan amounting to CNY45,000 provided by Shenzhen Qianhai, and the corresponding expected credit loss allowance as of December 31, 2020 was CNY332. Shenzhen Qianhai received full repayment of the CNY45,000 from Xizang Xingwang on May 17, 2021.

(v)	The receivable due from Feishang Enterprise as of December 31, 2020 represents a loan provided by Shanghai Onway with a principal amount of CNY80,000 at interest rate of 9% per annum, and the corresponding expected credit loss allowance as of December 31, 2020 was CNY775. On July 1, 2021, Feishang Enterprise repaid the outstanding amount owed to the Group through Shenzhen Qianhai, the direct parent of Shanghai Onway.

(vi)	The payable to Qianhai Industrial by Shenzhen Qianhai represents the net balance of advances from Qianhai Industrial. The balance is unsecured and interest-free. During the year ended December 31, 2021, Shenzhen Qianhai repaid CNY50,148 in cash. The remaining indebtedness amounting to CNY19,958 was changed to an indebtedness owed to the Company through the acquisition of PST Technology in July 2021, refer to Note 29 for further details.

(vii)	The dividend payable to Qianhai Industrial represents the declared but unpaid dividend that was approved at the shareholder meeting of Shenzhen Qianhai on June 22, 2021, prior to the acquisition of PST Technology and its subsidiaries by the Group.

(e)	Compensation of key management personnel of the Group

	Year Ended December 31,
	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)
Wages, salaries and allowances	1,386	1,154	182
Housing subsidies	17	17	3
Contribution to pension plans	79	68	11

Total Compensation of key management personnel	1,482	1,239	196

The amounts disclosed in the table are the amounts recognized as expenses during the respective period related to key management personnel.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

27.	SHARE-BASED PAYMENTS

The issuance of warrants to the placement agent

As mentioned in Note 25 (a),in addition to the fees and offering expenses paid in cash to the placement agent for the January 2021 registered offering and private placement, the Group issued warrants to the placement agent. These warrants were initially exercisable for the purchase of an aggregate of 396,000 common shares of the Company with an initial exercise price of US$2.35 per share (the “agent warrants”) on substantially the same terms as the warrants issued to investors, except that the agent warrants became exercisable on July 22, 2021, 180 days after the issue date. The issuance of the agent warrants is an equity-settled share-based payment for professional services received from the placement agent. The Company recognized other capital reserves in an amount of CNY2,311 (US$357*), the fair value of agent warrants as of the issuance date. The fair value of services recorded is not used since it cannot be reliably estimated. The amount was allocated to the issuance of the common shares and investor warrants according to their fair value at the date of issuance, and CNY1,862 (US$287*) and CNY449 (US$70*) were charged to share capital and administrative expenses, respectively.

The fair value of the agent warrants is estimated at the issue date using a binomial lattice pricing model using significant inputs including the underlying spot price of the Company’s common shares, exercise price, time to expiration, risk-free rate and equity volatility, etc.

*	As the changes in equity from this private placement transaction are denominated in US$, all the amounts in US$ in this disclosure paragraph are actual transaction amounts and the corresponding amounts in CNY were translated from US$ at the applicable exchange rate on the transaction date, January 22, 2021.
F-82

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

28.	DISPOSAL OF A SUBSIDIARY

On April 28, 2021, the Company’s subsidiary, China Coal entered into an equity transfer agreement to transfer 100% of the equity interests of Yangpu Lianzhong for a total consideration of CNY103,767 (US$16,326) to the Company’s related party, Shenzhen Feishang Energy Investment Co., Limited (“Feishang Energy”).

At the date of disposal, the carrying values of the net assets of the subsidiary disposed of were as follows:

	Date of disposal
	CNY	US$

Other receivables	114,766	18,057
Cash and cash equivalents	263	41
Other payables and accruals	(1,062)	(167)
Taxes payable	(10,200)	(1,605)
Net assets subject to disposal	103,767	16,326

Consideration	103,767	16,326
Net impact	—	—

The disposal consideration receivable was fully realized by offsetting amounts due to Feishang Energy under a series of creditor right transfer agreements.

An analysis of the cash flow in respect of the disposal of Yangpu Lianzhong is as follows:

	CNY	US$

Cash consideration	—	—
Cash and bank balances disposed	(263)	(41)
Net outflow of cash and cash equivalents included in cash flows from investing activities	(263)	(41)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

29.	BUSINESS COMBINATION UNDER COMMON CONTROL

Acquisition of 100% equity interest in PST Technology

On July 27, 2021, the Company entered into a sale and purchase agreement with Mr. Li Feilie, pursuant to which the Company acquired 100% of the equity interests of PST Technology and assumed the outstanding indebtedness owed to Mr. Li Feilie amounting to CNY129,958 (US$20,159), of which CNY19,958 (US$3,096) was due from Shenzhen Qianhai before December 31, 2020 and CNY110,000 (US$17,063) was a financial support provided by Mr. Li Feilie to Shenzhen New PST, which acquired 100% of the equity interest of Shenzhen Qianhai on July 6, 2021. The considerations consisted of: (1) 3,000,000 newly issued restricted common shares of the Company at a fair value of CNY28,794 (US$4,530); (2)120,000,000 shares (an 8.69% equity interest) of FARL held by the Company at a fair value of CNY85,312 (US$13,423); and (3) cash of CNY10,297 (US$1,597). PST Technology, through its wholly owned subsidiaries, owns a 51% equity interests in Shanghai Onway, which is principally engaged in sales of assembled equipment, the provision of construction services and participating in PPP projects as operator.

PST Technology was controlled by Mr. Li Feilie. Subsequent to the acquisition, the Company obtained control of PST Technology. Before and after the acquisition, both PST Technology and the Company were and ultimately controlled by Mr. Li Feilie, and the control is not temporary. Thus, the acquisition of 100% of the equity interests in PST Technology was considered to be a business combination under common control. The transaction was closed on July 27, 2021, the date that the Group obtained control of PST Technology.

The acquisition of PST Technology was accounted for as a combination of entities under common control by using the pooling of interests method and the comparative consolidated financial statements were restated as if PST Technology was part of the Group at the beginning of the reporting period. The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the later of: (i) the earliest date presented; or (ii) the date when the combining entities or businesses first came under common control. The consideration paid by the Company for the acquisition has been accounted for as a deemed distribution in the consolidated statement of changes in equity. FARL’s shares and the cash consideration paid to Mr. Li Feilie were accounted for as a deemed distribution to the controlling shareholder on the closing date of the transaction.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

30.	PARTLY OWNED SUBSIDIARY WITH MATERIAL NON-CONTROLLING INTERESTS

Financial information of the subsidiary that has material non-controlling interests is provided below:

Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2020	2021

Shanghai Onway	PRC/Mainland China	49%	49%

	2019	2020	2021	2021
	CNY	CNY	CNY	US$
	(As adjusted)	(As adjusted)

Loss for the year allocated to non-controlling interests:

Shanghai Onway	(4,886)	(1,415)	(6,819)	(1,073)

Dividends paid to non-controlling interests:

Shanghai Onway	—	—	4,900	771

Accumulated balances of non-controlling interest:

Shanghai Onway	120,487	119,072	107,353	16,890

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

30.	PARTLY OWNED SUBSIDIARY WITH MATERIAL NON-CONTROLLING INTERESTS (CONTINUED)

The summarized financial information of the subsidiary is provided below. This information is based on amounts before inter-company eliminations.

2021	Shanghai Onway
	CNY	US$

Revenue	18,735	2,948
Total expenses	(32,312)	(5,084)
Loss for the year	(13,577)	(2,136)
Total comprehensive loss for the year	(13,577)	(2,136)

Current assets	187,619	29,519
Non-current assets	126,573	19,914
Current liabilities	(40,716)	(6,406)
Non-current liabilities	(40,259)	(6,334)

Net cash flows used in operating activities	(8,758)	(1,378)
Net cash flows used in investing activities	(1,509)	(237)
Net cash flows used in financing activities	(3,972)	(625)
Effect of foreign exchange rate changes, net	—	—

Net decrease in cash and cash equivalents	(14,239)	(2,240)

2020	Shanghai Onway
	CNY	US$

Revenue	35,631	5,606
Total expenses	(38,362)	(6,036)
Loss for the year	(2,731)	(430)
Total comprehensive loss for the year	(2,731)	(430)

Current assets	192,437	30,277
Non-current assets	153,073	24,084
Current liabilities	(47,445)	(7,465)
Non-current liabilities	(34,542)	(5,435)

Net cash flows used in operating activities	(44,883)	(7,062)
Net cash flows used in investing activities	(5,608)	(882)
Net cash flows from financing activities	48,688	7,660
Effect of foreign exchange rate changes, net	—	—

Net decrease in cash and cash equivalents	(1,803)	(284)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

30.	PARTLY OWNED SUBSIDIARY WITH MATERIAL NON-CONTROLLING INTERESTS (CONTINUED)

2019	Shanghai Onway
	CNY	US$

Revenue	134,210	21,116
Total expenses	(120,264)	(18,922)
Profit for the year	13,946	2,194
Total comprehensive income for the year	13,946	2,194

Net cash flows used in operating activities	(27,121)	(4,267)
Net cash flows used in investing activities	(2,648)	(417)
Net cash flows from financing activities	43,109	6,783
Effect of foreign exchange rate changes, net	—	—

Net increase in cash and cash equivalents	13,340	2,099

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

31.	RESTATEMENT

The Company’s acquisition of PST Technology (as detailed in Note 29) in 2021 was accounted for as a combination of entities under common control since the Company and PST Technology were under the common control of Mr. Li Feilie. The consolidated statements of financial position as of January 1, 2020, December 31, 2020 and December 31, 2021 were restated to present the assets and liabilities of the subsidiaries using the existing book values from the controlling shareholder’s perspective. The consolidated financial statements of the Group prior to acquisition were restated to include the results of operations of PST Technology and its subsidiaries on a combined basis when the entities first came under the common control of Mr. Li Feilie.

As a result of the acquisition of PST Technology, the relevant line items in the consolidated statements of profit or loss for the years ended December 31, 2020 and 2019, the consolidated statements of financial position as of December 31, 2020 and January 1, 2020, and the consolidated statements of changes in equity for the years ended December 31, 2020 and 2019 were restated as follows:

	Year Ended December 31, 2020
Consolidated statement of profit or loss	The Group (as previously reported)	Adjustment in relation to acquisition of PST Technology	The Group (As adjusted)
	CNY	CNY	CNY

Revenue	6,867	35,631	42,498
Cost of sales	(6,854)	(32,361)	(39,215)
Selling and distribution expenses	(2)	(756)	(758)
Administrative expenses	(7,140)	(11,713)	(18,853)
Other operating income	—	1,616	1,616
Impairment losses	—	(4,162)	(4,162)
Finance costs	(60)	(3,689)	(3,749)
Finance income	18	15,450	15,468
Income tax benefit/(expense)	1,416	(2,674)	(1,258)

Profit/(loss) for the year	25,579	(2,658)	22,921

Consolidated statement of changes in equity:
Equity attributable to owners of the Company	101,202	71,525	172,727

Loss per share attributable to ordinary equity holder of the Company:
Basic and diluted
- Earnings/(loss) per share	0.90	(0.12)	0.78

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

31.	RESTATEMENT (CONTINUED)

	Year Ended December 31, 2019
Consolidated statement of profit or loss	The Group (as previously reported)	Adjustment in relation to acquisition of PST Technology	The Group (As adjusted)
	CNY	CNY	CNY

Revenue	12,969	134,210	147,179
Cost of sales	(12,752)	(119,389)	(132,141)
Selling and distribution expenses	(2)	(826)	(828)
Administrative expenses	(5,814)	(14,090)	(19,904)
Other operating income	—	1,431	1,431
Impairment losses on financial assets	—	(9,367)	(9,367)
Impairment loss on intangible assets		(16,662)	(16,662)
Impairment loss on goodwill		(31,478)	(31,478)
Finance costs	(62)	(278)	(340)
Finance income	16	12,792	12,808
Income tax benefit	—	1,374	1,374

Profit/(loss) for the year	(5,645)	(42,283)	(47,928)

Consolidated statement of changes in equity:
Equity attributable to owners of the Company	(27,554)	72,768	45,214

Loss per share attributable to ordinary equity holders of the Company:
Basic and diluted
- Earnings/(loss) per share	0.23	(1.77)	(1.54)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

31.	RESTATEMENT (CONTINUED)

	December 31, 2020
Consolidated statement of financial position	The Group (as previously reported)	Adjustment in relation to acquisition of PST Technology	The Group (As adjusted)
	CNY	CNY	CNY

Non-current assets	1,237	150,454	151,691
Current assets	141,191	237,174	378,365

Total assets	142,428	387,628	530,056

Current liabilities	30,915	117,748	148,663
Non-current liabilities	10,311	79,283	89,594

Total liabilities	41,226	197,031	238,257

Issued capital	390,297	28,794	419,091
Other capital reserves	716,776	71,211	787,987
Accumulated losses	(1,002,705)	(28,482)	(1,031,187)
Other comprehensive (loss)/income	(3,166)	2	(3,164)

Equity attributable to owners of the Company	101,202	71,525	172,727
Non-controlling interests	—	119,072	119,072

Total equity	101,202	190,597	291,799

	January 1, 2020
Consolidated statement of financial position	The Group (as previously reported)	Adjustment in relation to acquisition of PST Technology	The Group (As adjusted)
	CNY	CNY	CNY

Non-current assets	830	125,110	125,940
Current assets	7,468	261,552	269,020

Total assets	8,298	386,662	394,960

Current liabilities	35,852	163,257	199,109
Non-current liabilities	—	30,150	30,150

Total liabilities	35,852	193,407	229,259

Issued capital	312,081	28,794	340,875
Other capital reserves	692,518	71,211	763,729
Accumulated losses	(1,028,284)	(27,239)	(1,055,523)
Other comprehensive (loss)/income	(3,869)	2	(3,867)

Equity attributable to owners of the Company	(27,554)	72,768	45,214
Non-controlling interests	—	120,487	120,487

Total equity	(27,554)	193,255	165,701

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

32.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions

In addition to major non-cash transitions disclosed in Notes 28 and 29, during the year, the Group had non-cash additions to right-of-use assets and lease liabilities of CNY102 (2020: CNY4,081 (as adjusted)) and CNY102 (2020: CNY4,081 (as adjusted)), respectively, in respect of lease arrangements for motor vehicles, offices and warehouse.

(b)	Changes in liabilities arising from financing activities

Year Ended December 31, 2020	Interest-bearing loans and borrowings	Due to related companies	Due to the Shareholder	Lease liabilities
(As adjusted)	CNY	CNY	CNY	CNY

As of January 1, 2020	33,377	75,306	7,097	1,238
Changes from financing cash flows	50,000	4,082	462	(1,849)
New leases	—	—	—	4,081
Foreign exchange movement	—	—	(410)	—
Interest expenses and dividends declared	(3,377)	—	—	80
Other changes	—	71	—	—

As of December 31, 2020	80,000	79,459	7,149	3,550

Year Ended December 31, 2021	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	CNY	CNY	CNY	CNY	CNY

As of January 1, 2021 (As adjusted)	83,979	—	79,459	7,149	3,550
Changes from financing cash flows	(3,000)	(4,900)	49,788	(7,149)	(1,613)
New leases	—	—	—	—	102
Interest expenses and dividends declared	(3,979)	9,948	—	—	150
Other changes	—	—	(123,537)	14,050	—

As of December 31, 2021	77,000	5,048	5,710	14,050	2,189

Year Ended December 31, 2021	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	US$	US$	US$	US$	US$

As of January 1, 2021 (As adjusted)	13,213	—	12,502	1,125	559
Changes from financing cash flows	(472)	(771)	7,833	(1,125)	(254)
New leases	—	—	—	—	16
Interest expenses and dividends declared	(626)	1,565	—	—	24
Other changes	—	—	(19,437)	2,211	—

As of December 31, 2021	12,115	794	898	2,211	345

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

32.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(c)	Total cash outflow for leases

	2020	2021	2021
	CNY	CNY	US$
	(As adjusted)

Within operating activities	(406)	(511)	(80)
Within financing activities	(1,849)	(1,613)	(254)
	(2,255)	(2,124)	(334)

33.	COMMITMENTS

There were no capital commitments as of December 31, 2020 and 2021.

34.	SUBSEQUENT EVENTS

There have been no material subsequent events.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

35.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

(a)	Condensed statements of financial position

	December 31,
	2020	2021	2021
	CNY	CNY	US$

ASSETS

NON-CURRENT ASSETS
Right-of-use assets	1,079	360	57

TOTAL NON-CURRENT ASSETS	1,079	360	57

CURRENT ASSETS
Amounts due from subsidiaries	9,404	136,120	21,416
Cash and cash equivalents	58	17,017	2,677
Financial assets at fair value through profit or loss	138,674	—	—

TOTAL CURRENT ASSETS	148,136	153,137	24,093

TOTAL ASSETS	149,215	153,497	24,150

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

35.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(a)	Condensed statements of financial position (continued)

	December 31,
	2020	2021	2021
	CNY	CNY	US$

LIABILITIES AND EQUITY
NON-CURRENT LIABILITIES
Deferred tax liabilities	9,964	—	—
Lease liabilities	347	—	—

TOTAL NON-CURRENT LIABILITIES	10,311	—	—

CURRENT LIABILITIES
Other payables and accruals	2,273	4,335	681
Due to the Shareholder	7,149	—	—
Due to related companies	2,780	2,690	423
Lease liabilities	745	373	59
Derivative financial liabilities	—	1,710	269

TOTAL CURRENT LIABILITIES	12,947	9,108	1,432

TOTAL LIABILITIES	23,258	9,108	1,432

EQUITY
Issued capital	368,395	428,882	67,478
Other capital reserves	847,839	860,168	135,335
Accumulated losses	(1,074,563)	(1,118,038)	(175,906)
Other comprehensive loss	(15,714)	(26,623)	(4,189)

TOTAL EQUITY	125,957	144,389	22,718

TOTAL LIABILITIES AND EQUITY	149,215	153,497	24,150

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Amounts in thousands, except share and per share data)

35.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(b)	Condensed statements of profit or loss

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$

Administrative expenses	(3,814)	(5,243)	(10,059)	(1,583)
Finance costs	—	(38)	(162)	(25)
Interest income	1	—	—	—
Fair value gain/(loss) on financial instruments, net	—	31,334	(38,349)	(6,034)
(Loss)/profit before income tax	(3,813)	26,053	(48,570)	(7,642)
Income tax (expense)/benefit	—	(5,170)	5,095	802
(Loss)/profit for the year	(3,813)	20,883	(43,475)	(6,840)

(c)	Condensed statements of cash flows

	Year Ended December 31,
	2019	2020	2021	2021
	CNY	CNY	CNY	US$

Net cash flows used in operating activities	(3,294)	(3,269)	(6,076)	(956)
Net cash flows used in investing activities	(21)	(216)	(10,297)	(1,620)
Net cash flows from financing activities	—	1,982	34,089	5,363
NET (DECREASE)/INCREASE IN CASH	(3,315)	(1,503)	17,716	2,787
CASH AT BEGINNING OF THE YEAR	4,122	811	58	9
Net foreign exchange differences	4	750	(757)	(119)
CASH AT END OF THE YEAR	811	58	17,017	2,677

The above financial statements have been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, which require the presentation of condensed financial information as to the financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50% or less owned persons, accounted for by the equity method, together exceed 25% of the consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2021, CNY178,394 (US$27,224) of the restricted capital and reserves were not available for distribution, and therefore, the condensed financial information of the Company has been presented for the years ended December 31, 2019, 2020 and 2021.

In the parent-company-only financial statements, the Company's investments in subsidiaries are stated at cost less accumulated impairment. The carrying amount of the investment in subsidiaries as of December 31, 2020 and 2021 was nil. The parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

The Company does not have any significant commitments or long-term obligations as of any of the years presented, except for those disclosed in the consolidated financial statements.

During the years ended December 31, 2019, 2020 and 2021, no cash dividends were declared and paid by the Company.

