Form 20-F
period 2022-12-31
CHINA NATURAL RESOURCES INC
filed 2023-05-15
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 40,948,082 common shares as of December 31, 2022. (8,197,897 common shares following a five-to-one share combination as of April 3, 2023).

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

Yes ☐  No ☒

i

ii

CONVENTIONS

Unless otherwise specified, all references in this Annual Report on Form 20-F (the “Annual Report”) to “U.S. Dollars,” “Dollars,” “US$,” or “$” are to United States dollars; all references to “HK$” are to Hong Kong dollars; and all references to “Renminbi,” “RMB” or “CNY” are to Chinese Yuan, which is the lawful currency of the People’s Republic of China. The accounts of the Company and its subsidiaries are maintained in Hong Kong dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars, and from Hong Kong dollars to U.S. Dollars, are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “CNY Exchange Rate”) as quoted by www.ofx.com on December 31, 2022, which was US$1.00 = CNY6.8979. Translations from Hong Kong dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2022, and from Hong Kong dollars to Renminbi have been made at the single rate of exchange as quoted by www.ofx.com on December 31, 2022, which was HK$1.00 = CNY0.8828. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

References to the “Acquisition” are to the Company’s pending acquisition of the indirect ownership of Williams Minerals (Pvt) Ltd (“Williams Minerals”), which is the company that holds the mining permit for the Zimbabwean lithium mine. At the time of entry into the sale and purchase agreement on February 27, 2023, Feishang Group, the Company’s controlling shareholder, owned 70% of the lithium mine, and the remaining 30% was owned by Top Pacific (China) Limited (“Top Pacific”), a non-affiliate (together, the “Sellers”). Completion of the Acquisition is contingent upon the satisfaction of a number of conditions, including, among other things, the transfer of ownership interests in Williams Minerals from the Sellers to the intermediate holding company, the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration in cash and restricted shares. There is no guarantee that the Acquisition will close or be completed at the anticipated valuation and terms, or at all.

References to “Bayannaoer Mining” are to Bayannaoer City Feishang Mining Company Limited, a company organized in the PRC and a wholly owned subsidiary of Yangpu Shuanghu.

References to the “BVI” are to the British Virgin Islands.

References to “China Coal” are to China Coal Mining Investment Limited, a company organized in Hong Kong and a wholly owned subsidiary of CHNR.

References to the “Company,” “CHNR,” “we,” “us,” and “our company” are to China Natural Resources, Inc., a BVI company. CHNR is not a Chinese operating company but a BVI holding company with operations conducted by subsidiaries established in the PRC and Hong Kong, and which owns equity interests, directly or indirectly, of the operating subsidiaries. See “Item 3.D. – KEY INFORMATION – Risk Factors – Risks Relating to Our PRC Operations and Doing Business in the PRC” for further information regarding the uncertainties associated with operating in the PRC.

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

References to the “five-to-one share combination” are to the five-to-one share combination of the Company’s issued and outstanding common shares, whereby every five issued and outstanding common shares were automatically converted into one issued and outstanding common share at marketing opening on April 3, 2023. The share combination was intended to increase the per share trading price of the Company’s common shares to satisfy the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. The share combination did not affect the number of total authorized common shares of the Company. As a BVI company, CHNR uses the term “share combination” to describe a reverse stock split.

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

References to the “Zimbabwean lithium mine” refer to a mining area of 8682 hectares situated in the Mining District of Manicaland, Zimbabwe, to which Williams Minerals owns the right to carry out prospecting/mining operations for lithium under the Special Grant No. 7507 (PART XIX) in accordance with Section 291 of the Mines and Minerals Act [Chapter 21:05]. The legal possession and control of the Zimbabwean lithium mine are the subject of the Acquisition.

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

•

the potential closing of the Acquisition of the Zimbabwean lithium mine, the vesting of the legal possession and control over relevant regions of the Zimbabwean mine, the timing thereof, the potential presence of minerals in the Zimbabwean lithium mine and the level of demand for lithium and other precious minerals;

•	uncertainties concerning the viability of mining and estimates of reserves at the Zimbabwean lithium mine, and the issuance of and accuracy of the independent technical report;

•	uncertainties related to our ability to fund operations and capital expenditures;

•	uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine;

•	uncertainties regarding the impact of the novel coronavirus 2019 (“COVID-19”) pandemic on domestic PRC and global economic conditions, demand for the mineral reserves that we may locate or extract, our workforce, whether due to illness or restrictions on movement, and on the price of our common shares;

•	uncertainties regarding our ability to successfully operate and compete within the wastewater treatment industry in the PRC;

•	uncertainties related to possible future increases in operating expenses;

•	the fluctuations of interest rates and foreign exchange rates;

•	uncertainties related to the political situation between the PRC and the United States, the implementation by the Securities and Exchange Commission (the “SEC”) of more stringent disclosure and/or other requirements for companies located in the PRC, potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; and

v

•	other risks detailed from time to time in the Company’s filings with the SEC, including without limitation the information set forth in Item 3.D. of this Annual Report under the heading “Risk Factors.”

With respect to forward-looking statements that include a statement of underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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

Transfers of Cash and Assets Between Our Company and Our Subsidiaries

Cash and asset transfers through the Group are primarily attributed to shareholder loans from us to our subsidiaries. Under PRC laws and regulations, we are subject to various restrictions on intercompany fund transfers and foreign exchange controls. Our subsidiaries receive substantially all revenue in RMB, and the PRC or Hong Kong governments could prevent the RMB maintained in the PRC or Hong Kong from leaving, impose controls on its conversion into foreign currencies, restrict deployment of the RMB into the business of our subsidiaries and restrict the ability to pay dividends. There are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. To the extent cash in the business is in the PRC or Hong Kong or our PRC or Hong Kong entities, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC or Hong Kong governments to transfer cash. We cannot assure you that the PRC or Hong Kong governments will not intervene in or impose restrictions on our ability to make intercompany cash transfers.

All cash or asset transfers between us and our subsidiaries for each of the three years ended December 31, 2022, are set forth in the table below. The purpose of the outbound transfers, in the form of shareholder loans, was to pay off the subsidiaries’ expenses. The purpose of the inbound transfers, in the form of loan repayments, was to centralize the treasury function of the Company and our subsidiaries. There are no fixed repayment terms and no tax implication for these transfers. We did not make any capital contributions to, or receive any dividends from, our subsidiaries during these periods. No transfers, dividends or distributions have been made to investors during these periods. PRC laws and regulations may restrict our ability to make dividends and distributions to investors, including U.S. investors.

		Year ended December 31,
Transferor	Transferee	2020	2021	2022	2022
		HK$	HK$	HK$	US$

Outbound Transfers

China Natural Resources, Inc.	Feishang Mining	—	50,000	—	—
China Coal		8,000	8,000	8,000	1,026
Feishang Yongfu		8,000	8,000	8,000	1,026
Feishang Dayun		8,000	8,000	8,000	1,026
	Total	24,000	74,000	24,000	3,078

Inbound Transfers
Feishang Mining	China Natural Resources, Inc.	150,000	—	—	—
China Coal		30,000	—	—	—
Feishang Yongfu		50,000	30,000	—	—
Feishang Dayun		50,000	30,000	—	—
	Total	280,000	60,000	—	—

A.	[Reserved]

B.	Capitalization and Indebtedness

  Not applicable.

C.	Reasons for the Offer and Use of Proceeds

  Not applicable.

D.	Risk Factors

We are not a Chinese operating company but a BVI holding company with operations conducted by our subsidiaries established in the PRC and Hong Kong, and which owns equity interests, directly or indirectly, of the operating subsidiaries. See “Item 4.C. INFORMATION ON THE COMPANY – Organizational Structure” for further information regarding our subsidiaries’ names, places of incorporation, and equity ownership. We are subject to legal and operational risks associated with being based in the PRC and Hong Kong and having all of our operations in the PRC, discussed in greater detail below. The legal and operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macao. While entities and businesses in Hong Kong and Macao operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to a company’s operations in Hong Kong and Macao, if the laws applicable to mainland China become applicable to entities and business in Hong Kong and Macao in the future. As of the date of this Annual Report, we do not have material operations in Hong Kong or Macao. It is management’s understanding that there are no restrictions, limitations, rules, or regulations under Hong Kong law that are commensurate to those of the PRC with respect to (i) payment of dividends and other distributions from the Company’s subsidiaries to the Company, (ii) currency conversion that may affect payment of dividends or foreign currency denominated obligations, (iii) offshore financing activities, (iv) anti-monopoly laws, or (v) data protection and cybersecurity, that have impacted or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other exchange. The Chinese government may intervene or influence the operation of our Hong Kong subsidiaries and PRC subsidiaries and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common shares. Further, rules and regulations in the PRC can change quickly with little advance notice, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements and regulatory actions by the Chinese government, such as those related to data security or anti-monopoly concerns, could have a significant impact on our ability to conduct our business, accept foreign investments, or maintain our listing on the Nasdaq Capital Market (“Nasdaq”) or list on another U.S. or foreign exchange. There have not been comparable developments in Hong Kong yet, but such developments may occur. For example, on June 10, 2021, the Standing Committee of the PRC National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such reviews in the future, in which case our future activities may be closely scrutinized or prohibited. Moreover, given the PRC authorities have significant discretion in interpreting and applying their laws, rules and regulations, if we undertake a transaction in the PRC that involves data security or an industry that the PRC government is focusing on, we could be subject to review by the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or other applicable governmental agencies. Such review could be time consuming, could cause us to incur significant costs in responding to such agencies and/or rectifying any potential issues noted by such agencies or completely abandon a potential transaction. Further, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, a filing-based regulatory system will be applied to both “direct” and “indirect” overseas offering or listing of PRC domestic companies. As such, in connection with our future overseas securities offering or listing, we may be required to fulfill filing, reporting procedures or other administrative procedures with the CSRC or other PRC government authorities. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise to tighten the regulations on PRC companies seeking overseas offering or listing. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other penalties from the CSRC or other PRC regulatory authorities, which may have a material adverse effect on our business, operations or financial conditions. See “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to Doing Business in China – The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Public Company Accounting Oversight Board (“PCAOB”) may determine that it is unable to inspect our auditor in relation to its audit work to its satisfaction, and our common shares may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (“HFCAA”), if the PCAOB is unable to inspect or fully investigate our auditor for two consecutive years. Our independent auditor, Ernst & Young Hua Ming LLP, was subject to the determinations announced by the PCAOB on December 16, 2021 that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. In June 2022, we were identified by the SEC in its “conclusive list of issuers identified under the HFCAA,” indicating that we were among those companies formally subject to the delisting provisions of the HFCAA (a “Commission-Identified Issuer”). The PCAOB, the CSRC and PRC Ministry of Finance entered into a Statement of Protocol on August 26, 2022, designed to allow the PCAOB to fully investigate auditors located in China. On December 15, 2022, the PCAOB issued a report vacating the previous determinations dated December 16, 2021. Accordingly, until such time as the PCAOB issues any new determination, we are not at risk of having our securities subject to a trading prohibition under the HFCAA because we do not expect to be identified as a Commission-Identified Issuer for a second consecutive year. If in the future the PCAOB determines it no longer can inspect or investigate completely our auditor because of a position taken by an authority in the PRC, the PCAOB will consider issuing a new determination.

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

Risk Factor Summary

Risks Relating to Our PRC Operations and Doing Business in the PRC

•	Changes in China’s economic, political or social conditions or government policies could adversely affect our business and operations, and uncertainties with respect to the PRC legal system could adversely affect us.

•	PRC laws and regulations governing our current business operations are sometimes vague and uncertain.

•	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries.

•	Inflation in the PRC, or a slowing PRC economy, could negatively affect our profitability and growth.

•	Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

•	Governmental control of currency conversion may affect payment of any dividends or foreign currency denominated obligations, and the value of your investment.

•	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

•	If we fail to protect our intellectual property rights, it could harm our business and competitive position.

•	PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

•	We and our PRC subsidiaries are required to maintain a series of licenses, permits, and approvals from PRC authorities to operate our business in the PRC, and failure to maintain or renew such licenses, permits, or approvals in a timely manner could materially affect our business.

•	The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

•	Failure to comply with PRC regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

•	We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

•	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

•	Failure to make adequate contributions to mandatory social security plans as required by PRC laws may subject us to penalties.

•	Enforcement of stricter labor laws and regulations may increase our labor costs.

•	If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

Risks Relating to Our Rural Wastewater Treatment Activities in the PRC

•	Risks associated with the collection, treatment and disposal of wastewater may impose significant costs and liabilities.

•	We could incur significant costs for violations of applicable environmental laws and regulations, and new environmental regulations could result in higher operating costs in the future.

•	We are subject to risks associated with operating cost inflation and potential cost overruns.

•	Supply chain issues, including shortages of equipment and construction supplies, could increase our costs or cause delays in our ability to complete projects.

•	Our results of operations could be adversely affected by labor shortages, turnover and labor cost increases.

•	Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation.

•	The rural wastewater treatment industry is highly dependent upon the policies of the PRC government, and any unforeseen changes in future government policies could adversely affect our operations.

•	In the PRC, the environmental protection industry is fragmented and highly competitive, and there is no assurance that we will be able to compete successfully, especially if significant technological breakthroughs occur.

•	Tight local government budgets and delayed payments has in the past and may in the future adversely affect our cash flows.

Risks Relating to Our Mine Exploration Activities in Inner Mongolia

•	The Moruogu Tong Mine is in the exploration stage.

•	The northern part of Moruogu Tong Mine is currently being explored under an agreement that reduces our share in any future profits.

•	Any estimates of the reserves contained in the Moruogu Tong Mine may be inaccurate.

•	There are no assurances that we can produce minerals on a commercially viable basis.

•	Volatility in the market prices of metals may adversely affect the results of our operations.

•	We are subject to government regulations in various aspects of our exploration activities and our failure to comply with applicable government regulations could adversely affect us.

•	We do not have binding agreements with customers to purchase any future output of metals.

Risks Relating to Our Acquisition of PST Technology

•	We incurred substantial costs in our recent acquisition of PST Technology, and our future investments and integration costs in connection with the acquisition may prove higher than we anticipate.

•	The integration of PST Technology may create strains on our management and operational resources, disrupt our business and adversely affect our operating results.

Risks Relating to the Potential Closing of the Acquisition of Williams Minerals and the Timing of Such Closing

There may be unforeseen risks relating to the Acquisition that were not discovered by us through our due diligence investigation prior to our Acquisition.

•	Completion of the Acquisition is conditional upon satisfaction or waiver of various conditions. There can be no assurance that the conditions will be fulfilled or waived, or that the Acquisition will be completed

•	Failure to complete the Acquisition may have a material adverse effect on the Company’s business, financial condition and results of operations.

•	Even if the Acquisition is completed, we may fail to realize the anticipated benefits associated with it, those benefits may take longer to realize than expected, and we may encounter significant difficulties.

Risks Relating to Additional Acquisitions and Expansion into Other Sectors

•	We may acquire other businesses or form joint ventures that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expense.

•	Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute shareholder value and adversely affect our business, results of operations, and financial condition.

•	We may become subject to additional extensive and evolving regulatory requirements, noncompliance with which, or changes in which, may materially and adversely affect our business and prospects.

Risks Relating to Our Financial Condition and Business

•	We have incurred losses from operations in each of the preceding three fiscal years and there is no assurance that we will generate profits from operations in the future.

•	We currently generate revenues from water treatment operations and have ceased our trading of copper ore. We will continue to incur operating expenses in connection with our exploratory activities and wastewater treatment operations.

 Risks Relating to Foreign Private Issuer Status

•	Because our assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.

•	Our status as a foreign private issuer results in less information being available about us.

•	Due to our status as a foreign private issuer, we have adopted IFRS accounting principles, which are different from accounting principles under U.S. generally accepted accounting principles (“U.S. GAAP”).

•	As a foreign private issuer we are not subject to certain requirements that other Nasdaq-listed issuers are required to comply with, some of which are designed to provide information to and protect investors.

Risks Relating to Our Common Shares

•	You may experience dilution to the extent that our common shares are issued upon the exercise of outstanding warrants or other securities that we may issue in the future.

•	Our principal beneficial owner and his affiliates control us through their share ownership; and their interests may differ from those of other shareholders.

•	The rights of our shareholders are governed by BVI law, which may not be as favorable to shareholders as U.S. law, and our directors may take actions with which you disagree without first receiving shareholder approval.

•	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

Risks Relating to the COVID-19 Pandemic and a Future World Health Crisis

•	COVID-19 disrupted our operations in the past few years, and a resurgence of the virus, new variants thereof or a future world health crisis could adversely impact our operations and financial position.

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

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in the costs of supplies and services, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can lead to a slowing of economic growth, and recent statistics have, indeed, suggested that China’s high annual economic growth has slowed down. In addition, the global outbreak of COVID-19 and the efforts to contain it have negatively impacted economic development in the PRC, and around the world. Despite targeted fiscal and monetary stabilizing policies implemented by the PRC government, the PRC economy has experienced a significant slowdown since the outbreak of COVID-19. For further discussion of the impact of the COVID-19 pandemic, please refer to “see “Item 3.D. – KEY INFORMATION – Risk Factors – Risks Relating to Our Mine Exploration Activities in Inner Mongolia – Volatility in the market prices of metals may adversely affect the results of our operations” and “Item 3.D. – KEY INFORMATION – Risk Factors – Risks Relating to the COVID-19 Pandemic and a Future World Health Crisis.” As a result, domestic and global economic conditions may improve, and the markets we intend to serve may grow, at a lower-than-expected rate or even experience a downturn, adversely affecting our future profitability and growth

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

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

See “Item 10.D. ADDITIONAL INFORMATION – Exchange Controls” for further details regarding exchange controls in the PRC.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The exchange rate of the Renminbi against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. As most of our operating expenses are denominated in Renminbi, any significant revaluation of the Renminbi may materially and adversely affect our cash flows and financial condition. Additionally, if we convert our Renminbi into U.S. Dollars, should we determine to pay dividends on our common shares or for other business purposes, depreciation of the Renminbi against the U.S. Dollar would negatively affect the amount of U.S. Dollars we convert our Renminbi into. Conversely, to the extent that we need to convert U.S. Dollars we receive from an offering of our securities or otherwise into Renminbi for our operations, the appreciation of the Renminbi against the U.S. Dollar could have an adverse effect on our financial condition and result in a charge to our income statement and a reduction in the value of these U.S. Dollar denominated assets. In 2022, the U.S. Dollar appreciated against the RMB by 9.1% over the course of the year.

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

In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (“SAFE Notice 13”) effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. The qualified banks directly examine the applications and accept registrations under the supervision of SAFE. To date, no registration has been filed with SAFE regarding us, and accordingly, SAFE may prohibit distributions from our PRC subsidiaries, which would prevent us from paying dividends and may adversely affect our financial condition and potentially expose us to liability under PRC law.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the common shares were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our common shares would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the common shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our common shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, the SEC will identify an issuer as a Commission-Identified Issuer if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB was unable to inspect or investigate completely. In June 2022, we were identified by the SEC as a “Commission-Identified Issuer” in their conclusive list of issuers identified under the HFCAA. On December 15, 2022, the PCAOB issued a report vacating the previous determinations dated December 16, 2021. Accordingly, until such time as the PCAOB issues any new determination, we are not at risk of having our securities subject to a trading prohibition under the HFCAA because we do not expect to be identified as a Commission-Identified Issuer for a second consecutive year. If in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will consider issuing a new determination.

Whether the PCAOB will continue to be able to conduct inspections of our auditor is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. A trading prohibition would substantially impair your ability to sell or purchase our common shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our common shares.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (“Article 177”) which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

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

On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law of the PRC (the “Implementing Rules”) which came into effect on January 1, 2020, and replaced the Implementing Rules of the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Implementing Rules of the Sino-foreign Co-operative Enterprises Law of the PRC and the Implementing Rules of the Wholly Foreign-invested Enterprise Law of the PRC. According to the Implementing Rules, in the event of any discrepancy between the Foreign Investment Law, the Implementing Rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementing Rules shall prevail. The Implementing Rules also set forth that foreign investors that invest in sectors on the “Negative List” in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List. Pursuant to the Foreign Investment Law and the Implementing Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.

After the Foreign Investment Law and its Implementing Rules became effective on January 1, 2020, the provisions of the M&A Rules remained effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the competent PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions and investment in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, according to the Anti-Monopoly Law, the State Administration for Market Regulation of the PRC (the “SAMR”) shall be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In December 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. We cannot assure you that our current or new business operations will remain fully compliant, or that we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

We and our PRC subsidiaries are required to maintain a series of licenses, permits, and approvals from PRC authorities to operate our business in the PRC, and failure to maintain or renew such licenses, permits, or approvals in a timely manner could materially affect our business.

Our PRC subsidiaries mainly carry out rural wastewater treatment and metal exploration activities in the PRC, which are subject to a series of PRC laws and regulations. Such business activities require us to obtain licenses, permits, and approvals from different PRC authorities, including an exploration permit from the Land and Resources Department of the Inner Mongolia Autonomous Region with regards to our metal exploration activity, construction permits in relation to our engineering, procurement and construction (“EPC”) activities, and business licenses from local industry and commercial bureaus as required upon company registration. As of the date of this Annual Report, as far as we are aware and in the judgment of management, we have obtained all necessary licenses, permits, and approvals to operate our business in the PRC, and have not been denied any such licenses, permits or approvals. If we or our PRC subsidiaries fail to maintain or renew such licenses, permits, and approvals in a timely manner in the future, our business may be materially affected.

The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The M&A Rules require that the listing transaction abroad of the company with special purpose shall be approved by the securities regulatory administration of the State Council. “The company with special purpose” refers to an overseas company directly or indirectly controlled by a domestic company or a natural person for the purpose of making the equities of its actual owned domestic company to be listed abroad. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

As a follow-up, on February 17, 2023, CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures of Overseas Listing”) which have been effective on March 31, 2023. The Trial Measures of Overseas Listing require that 1) where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC; 2) initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. And subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed; 3) any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect overseas offering and listing: (a) 50% or more of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (b) the main parts of the issuer's business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. The determination as to whether or not an overseas offering and listing by domestic companies is indirect overseas offering and listing, shall be made on a substance over form basis.

Based on the Trial Measures of Overseas Listing, if our company issues new securities in the future, we need to fulfill the abovementioned filing procedures. If our company fails to file in time, we may be punished by the CSRC.

In addition, on February 24, 2023, CSRC, Ministry of Finance; National Administration of State Secrets Protection and National Archives Administration of China issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (“Revised Confidentiality and Archives Administration Provisions”) which have been effective on March 31, 2023. The Revised Confidentiality and Archives Administration Provisions require that in the overseas issuance and listing activities of domestic enterprises, the securities companies and securities service providers that undertake relevant businesses shall strictly abide by applicable laws and regulations of the PRC and the Revised Confidentiality and Archives Administration Provisions, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not leak any state secret and working secret of government agencies, or harm national security and public interest.

Based on the Revised Confidentiality and Archives Administration Provisions, if our company violates relevant laws and regulations in the future, we may be punished by the competent authorities.

As of the date of this Annual Report, we have received all requisite permissions or approvals in connection with our offshore offerings under PRC law. However, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, including by our inadvertent conclusion that such approval or filing was not required when in fact it was, or a rescission of any such approval or filing if obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities. Failure to comply with PRC regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

On December 28, 2021, the CAC announced the adoption of the Cybersecurity Review Measures, which became effective on February 15, 2022 and pursuant to which network platform operators possessing personal information of more than one million individual user must undergo a cybersecurity review by the CAC when they seek a listing on a foreign exchange. The Cybersecurity Review Measures provide that critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the applicable local cyberspace administration in accordance with the provisions thereunder.

On July 30, 2021, the PRC State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and science and technology industries for and national defense, which may seriously endanger national security, peoples’ livelihoods and the public interest in the event of damage, function loss or data leakage. In addition, the relevant administrative departments of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. Among these industries, the energy and telecommunications industries are mandated to take measures to provide key assurances for the safe operation of critical information infrastructure in other industries and fields. We believe our wastewater treatment activities do not fall under the water conservation industry, although we cannot assure you that local administrative departments would not have different interpretations.

We and our PRC subsidiaries do not carry out business in China through any self-owned network platform and hold personal information from PRC operations of less than one million individuals. We and our PRC subsidiaries have not been identified as critical information infrastructure operators by any PRC authorities. The data collected from our China operations is mainly information related to our production, customers, suppliers, and our employees. We believe that we and our PRC subsidiaries do not commit any acts that threaten or endanger the national security of the PRC, and to our knowledge we and our PRC subsidiaries have not received or been subject to any investigation, notice, warning or sanction from any PRC authority with respect to national security issues arising from our business operations. As of the date of this Annual Report, we do not believe that we need to proactively apply for the cybersecurity review required by the CAC.

Furthermore, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers, which became effective on July 7, 2022, and require that to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where a data processor provides critical data abroad; (ii) where a key information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) in other circumstances prescribed by the CAC for which declaration of a security assessment for outbound data transfers is required. As we and our PRC subsidiaries do not provide any data collected from China operations abroad, we do not believe it is necessary for us to declare any security assessments pursuant to the Security Assessment Measures for Outbound Data Transfers.

However, there remains uncertainty as to how these regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation and there is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do. There have not been comparable developments in Hong Kong, but those could occur, and we believe are currently in compliance with all Hong Kong laws and regulations regarding data security. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. However, we cannot assure you that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity reviews and/or other requirements of the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, it is possible that we may be required to suspend the relevant business, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As of the date of this Annual Report, we have not been informed that we have been identified as a critical information infrastructure operator by any governmental authorities. These laws and regulations are relatively new and the PRC authorities are continuing to promulgate and issue new laws, regulations and rules in this regard, and therefore there is substantial uncertainty with respect to the interpretation and implementation of these data security laws and regulations. We will closely monitor the relevant regulatory environment and will assess and determine whether we are required to apply for the cybersecurity review.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In 2009, the State Administration of Taxation (“SAT”) issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management (“SAT Circular 82”) which was partially amended by the Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by the SAT on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the major assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the “de facto management body” must follow the substance over form principle. In addition, the SAT issued the Announcement of State Administration of Taxation on Promulgation of the Administrative Measures on Income Tax on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation) (“SAT Bulletin 45”) on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies that are applicable to our company or our overseas subsidiaries. We do not believe that CHNR meets all of the conditions for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of the Board of Directors and the resolutions of shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that CHNR is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, known as the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Double Taxation Arrangement”), the tax rate is reduced to 5% for dividends if relevant conditions are met, including without limitation that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in the PRC resident enterprise during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong resident enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain a tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiaries to their immediate holding companies. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of common equity, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that CHNR, as a BVI holding company, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Bulletin 37, or to establish that we should not be taxed under SAT Circular 7 and SAT Bulletin 37.

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, including U.S. investors, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. Any such tax may reduce the returns on your investment in our shares.

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

In Hong Kong, employers are required to select and join a provident fund scheme (“MPF Scheme”) in accordance with the statutory requirements of the Mandatory Provident Fund Schemes Ordinance for all employees in Hong Kong and to make contributions to the MPF Scheme based on the minimum statutory contribution requirement of 5% of the eligible employees’ relevant aggregate income, subject to a capped amount. Any non-compliance with statutory requirements with respect to our employees located in Hong Kong may result in enforcement being taken by the relevant authorities, which could lead to financial penalties or imprisonment.

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

The EPC activities of Shanghai Onway subject us to risks associated with cost overruns. Our EPC projects related to rural wastewater treatment are largely carried out on a fixed-price basis according to a predetermined timetable. Under such fixed-price contracts, we retain all cost savings on completed contracts but are also liable for the full amount of all cost overruns. The pricing of fixed-price contracts is crucial to our profitability, as is our ability to quantify risks to be borne by us and to provide for contingencies in the contract accordingly. If our estimates prove inaccurate or if circumstances change due to, among other things, unanticipated conditions or technical problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, inclement or hazardous weather conditions, changes in cost of equipment or materials or our suppliers’ or subcontractors’ inability to perform, then cost overruns and delays in performance are likely to occur. We may not be able to obtain compensation for additional work performed or expenses incurred or may be delayed in receiving necessary approvals or payments. If we were to significantly underestimate the costs on one or more significant contracts, the resulting losses could have a material adverse effect on our business, operating results, cash flows or financial condition.

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

During 2022, the world witnessed the Russia-Ukraine conflict, high inflation and aggressive interest rate hikes in many major economies, which led to disruptions to and notable fluctuations in the commodity market worldwide and resulted in high volatility in the market prices of lead, silver and copper. See “Item 4.B. INFORMATION ON THE COMPANY – Business Overview – Lead, Silver and Copper Industry and Market” for information on the historical prices in 2022 and prior years. In 2022, the Shanghai Futures Exchange (“SHFE”) lead price hit a low of CNY14,345 (US$2,080) per ton and a high of CNY16,465 (US$2,387) per ton, the SHFE silver price reached a low of CNY4,018 (US$582) per kilogram (“kg”) and a high of CNY5,443 (US$789) per kg, and the SHFE copper price hit a low of CNY53,400 (US$7,741) per ton and a high of CNY77,270 (US$11,202) per ton, each reflecting high volatility. The extent to which demand and prices will be supported in the future is highly uncertain, as the impacts of the interest rate hikes in major economies, especially the U.S., the ongoing geopolitical tensions and remaining effects of the COVID-19 pandemic continue to cause disruptions to the global economy and to business activities at all levels. Any widespread resurgence of COVID-19 or other pandemics, or further geopolitical tensions, could significantly and adversely impact market sentiment and the broader economy. Aggressive monetary policies of major economies could also cause unexpected consequences beyond mere economic downturns, such as large-scale bankruptcy and even financial crisis, which will have significant and negative impacts on the commodity markets. Therefore, demand and price volatility in the commodity markets may continue for a prolonged period or further deteriorate, which may adversely affect our ability to sell minerals from the Moruogu Tong Mine on a profitable basis.

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

In July 2021, we acquired PST Technology for consideration of three million of the Company’s newly issued restricted common shares, 120 million shares of FARL, and approximately CNY10.3 million (US$1.49 million). Through our acquisition of PST Technology, we obtained a 51% equity interest in Shanghai Onway, a company principally engaged in services related to rural wastewater treatment. In addition to the purchase price, we incurred significant non-recurring expenses in connection with the acquisition, including legal, accounting, financial advisory, integration planning and other expenses, and have incurred and expect to continue to incur integration costs arising out of this transaction.

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

Risks Relating to the Potential Closing of the Acquisition of Williams Minerals and the Timing of Such Closing

There may be unforeseen risks relating to the Acquisition that were not discovered by us through our due diligence investigation prior to our Acquisition.

 Although we have conducted due diligence in connection with the Acquisition, and such due diligence investigation concluded on April 14, 2023, an unavoidable level of risk remains regarding any undisclosed or unknown issues concerning the prospects of the Zimbabwean lithium mine, including the actual presence and extraction of minerals therein. We may learn additional information about the Zimbabwean lithium mine that could materially adversely affect us. There may be unforeseen risks relating to our ability to locate and execute on strategic opportunities; the presence of lithium or precious minerals in the Zimbabwean lithium mine; the vesting of the legal possession and control of the relevant regions of the Zimbabwean mine and the timing thereof; the level of demand for lithium and other precious minerals; and the availability of internally generated funds and funds for the payment of operating expenses, capital expenditures and the Company’s growth strategy.

Completion of the Acquisition is conditional upon satisfaction or waiver of various conditions. There can be no assurance that the conditions will be fulfilled or waived, or that the acquisition will be completed.

 The completion of the Acquisition is subject to a number of conditions, including, among other things, the transfer of ownership interests in Williams Minerals from the Sellers to the intermediate holding company; the Company’s payment of the first installment of US$140 million, in cash or by way of promissory notes, to the Sellers; the issuance of independent technical reports regarding the amount of qualified measured, indicated and inferred resources quantity of lithium oxide proven to be in each region of the mining area; the settlement of the then-total consideration accumulated in cash and restricted shares, as calculated in reference to the issued independent technical reports; and the transfer of ownership rights to the Company for each region of the mining area. Pursuant to the Zimbabwe SPA, for each relevant region of the lithium mine, until the Company’s legal possession and control vests, the Sellers will maintain legal possession and control, including the right of exploration, sale of lithium, and the revenue derived therefrom, as well as liability for operational costs and third-party claims. The Company’s legal possession and control of each relevant region only vests upon its settlement of the then-total consideration accumulated. There can be no certainty, nor can we provide any assurance, that all conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the acquisition may not be completed. Although we expect that the last independent technical report will be completed, and accordingly ownership rights to the last mining region (as described above) will vest with the Company, in 2026, there is no guarantee that the Acquisition will be completed on such timeline, or at all.

Failure to complete the Acquisition may have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Acquisition is not completed, the ongoing businesses of the Company may be adversely affected and the Company will be subject to several risks, including (i) having to pay certain costs relating to the Acquisition, such as legal, accounting, and external consultant fees, (ii) the focus of management on the Acquisition instead of on pursuing other opportunities that could be beneficial, (iii) negative reactions from the financial markets, which could cause a decrease in the market price of our shares, particularly if the market price reflects market assumptions that the Acquisition will be completed or completed on certain terms; and (iv) negative reactions from regulators, rating agencies, prospective customers, counterparties and employees; all without having fully realized the anticipated benefits of the Acquisition. Failure to complete the Acquisition or a change in the terms of the Acquisition could each have a material adverse effect on the Company’s business, financial condition and results of operations, as well as on our ability to attract future acquisition opportunities.

Even if the Acquisition is completed, we may fail to realize the anticipated benefits associated with it, those benefits may take longer to realize than expected, and we may encounter significant difficulties.

Even if we are successful in completing the Acquisition, we may fail to realize the anticipated benefits of it. The anticipated benefits of the Acquisition and the projected cash costs necessary to achieve these benefits may be affected by changes in the overall economic, political and regulatory environment, including applicable tax regimes and fluctuations in foreign exchange rates, the viability of mining and estimates of reserves at the Zimbabwean lithium mine, the issuance and accuracy of the independent technical reports, the demand for lithium and other precious minerals, and the realization of the other risks relating to our business described herein. The benefits we expect to realize from this Acquisition will depend, in part, on our ability to successfully extract lithium or precious minerals, if found, and to capitalize on our mining expertise and sales and distribution platform. If we are not able to achieve these objectives, the anticipated benefits of the Acquisition may not be realized fully or at all or may take longer to realize than expected.

Risks Relating to Additional Acquisitions and Expansion into Other Sectors

We may acquire other businesses or form joint ventures that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expense.

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

To finance any acquisitions or joint ventures, we may choose to issue common shares, or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing shareholders or provide rights to such target shareholders in priority over our common shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using shares as consideration.

Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of management, and could disrupt our business, dilute shareholder value and adversely affect our business, results of operations, and financial condition.

As part of our growth strategy, we may acquire or invest in other businesses, assets or technologies that are outside of the sectors we have historically operated in but fit within our strategic goals. Any acquisition or investment may divert the attention of management and require us to use significant amounts of cash, issue dilutive equity securities or incur debt. We have limited experience in acquiring other businesses. In addition, we may be exposed to unknown risks, any of which could adversely affect our business, results of operations, and financial condition, including risks arising from:

•	difficulties in integrating the operations, technologies, product or service offerings, administrative systems, and personnel of acquired businesses, especially if those businesses operate outside of our core competency or geographies in which we currently operate;

•	potential loss of key employees of the acquired business;

•	inability to maintain key business relationships and reputation of the acquired business;

•	litigation arising from the acquisition or the activities of the acquired business, including claims from terminated employees, customers, former shareholders or other third parties;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license, or increase our risk of liability;

•	complications in the integration of acquired businesses or diminished prospects, including as a result of the impacts of the COVID-19 pandemic and its global economic effects;

•	failure to generate the expected financial results related to an acquisition in a timely manner or at all;

•	failure to accurately forecast the impact of an acquisition transaction; and

•	implementation or remediation of effective controls, procedures, and policies for acquired businesses.

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

Risks Relating to Our Financial Condition and Business

We have incurred losses from operations in each of the preceding three fiscal years of 2020, 2021 and 2022 and there is no assurance that we will generate profits from operations in the future.

For the three years ended December 31, 2020, 2021 and 2022, we incurred operating losses of CNY14.71 million, CNY23.73 million, and CNY30.72 million (US$4.45 million), respectively. Our operating losses mainly represent administrative expenses such as legal and professional fees, our cost of sales and estimated uncollectible receivables, as well as equity-settled share-based compensation for certain eligible individuals under the 2014 Equity Compensation Plan (the “2014 Plan”) granted on July 14, 2022. Any future profitability will be dependent upon many factors, including our successful integration and profitable operations of the newly acquired rural wastewater treatment business; our ability to fund our exploration and operating expenses, successfully produce metal outputs, and sell our production output to third parties; and the successful execution of our plans to pivot to another industry such as healthcare. Other factors, such as uncertainty over the demand and market price for lead, silver and other metals, or the availability of attractive acquisition targets in other industries, are outside of our control. There is no assurance that we will be successful in our efforts to achieve profitability, and we expect to incur significant losses for the foreseeable future. We can provide no assurance to investors that we will achieve profitable operations in the future.

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

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, if we become an accelerated or large accelerated filer, as defined in the SEC’s rules, we will be required to provide an annual attestation from an independent registered public accounting firm on management’s assessment of the effectiveness of the Company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting as of December 31, 2022, was effective. However, we cannot assure you that our management will not identify material weaknesses in the future, or our independent public registered accounting firm will not identify material weaknesses if it assesses our internal control over financial reporting in the future. In addition, because of the inherent limitations of any internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 of and other requirements of SOX.

Failure to comply with PRC regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business

On December 28, 2021, the CAC announced the adoption of the Cybersecurity Review Measures, which became effective on February 15, 2022 and pursuant to which network platform operators possessing personal information of more than one million individual user must undergo a cybersecurity review by the CAC when they seek a listing on a foreign exchange. The Cybersecurity Review Measures provide that critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the applicable local cyberspace administration in accordance with the provisions thereunder.

On July 30, 2021, the PRC State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and science and technology industries for and national defense, which may seriously endanger national security, peoples’ livelihoods and the public interest in the event of damage, function loss or data leakage. In addition, the relevant administrative departments of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. Among these industries, the energy and telecommunications industries ae mandated to take measures to provide key assurances for the safe operation of critical information infrastructure in other industries and fields.

We and our PRC subsidiaries do not carry out business in China through any self-owned network platform and hold personal information from PRC operations of less than one million individuals. We and our PRC subsidiaries have not been identified as a critical information infrastructure operator by any PRC authorities. The data collected from our China operations are mainly information related to our production, customers and suppliers, and our employees. We believe that we and our PRC subsidiaries do not commit any acts that threaten or endanger the national security of the PRC, and to our knowledge we and our PRC subsidiaries have not received or been subject to any investigation, notice, warning or sanction from any PRC authority with respect to national security issues arising from our business operations. As of the date of this Annual Report, we do not believe that we need to proactively apply for the cybersecurity review required by the CAC.

Furthermore, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers, which became effective on July 7, 2022, and require that to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where a data processor provides critical data abroad; (ii) where a key information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration of a security assessment for outbound data transfers is required. As we and our PRC subsidiaries do not provide any data collected from China operations abroad, we do not believe it is necessary for us to declare any security assessments pursuant to the Security Assessment Measures for Outbound Data Transfers.

However, there remains uncertainty as to how these regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules or detailed implementation and interpretation, and there is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do. There have not been comparable developments in Hong Kong, but those could occur, and we believe are currently in compliance with all Hong Kong laws and regulations regarding data security. If any such new laws, regulations, rules or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. However, we cannot assure you that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity reviews and/or other requirements of the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, it is possible that we may be required to suspend the relevant business, or face other penalties, which could materially and adversely affect our business, financial condition, results of operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As of the date of this Annual Report, we have not been informed that we have been identified as a critical information infrastructure operator by any governmental authorities. These laws and regulations are relatively new, and the PRC authorities continue to promulgate and issue new laws, regulations and rules in this regard. Therefore, there is substantial uncertainty with respect to the interpretation and implementation of these data security laws and regulations. We will closely monitor the relevant regulatory environment and will assess and determine whether we are required to apply for the cybersecurity review.

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

We are a BVI company, all of our directors are located outside the United States in Hong Kong, all of our assets and officers are located outside the United States in the PRC (other than Mr. Wong Wah On Edward, our Chairman and Chief Executive Officer, who is located in Hong Kong), and our operations are conducted in the PRC. We do not maintain a business presence in the United States. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the BVI, the PRC or Hong Kong would enforce (a) judgments of United States courts against us, our directors or officers based on the civil liability provisions of the securities laws of the United States or any state, or (b) in original actions brought in the BVI, the PRC or Hong Kong, liabilities against us or any nonresidents based upon the securities laws of the United States or any state.

Our status as a foreign private issuer results in less information being available about us than about domestic reporting companies.

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

Due to our status as a foreign private issuer, we have adopted IFRS accounting principles, which are different from accounting principles under U.S. GAAP.

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

As a foreign private issuer we are not subject to certain requirements that other Nasdaq-listed issuers are required to comply with, some of which are designed to provide information to and protect investors.

Our common shares are currently listed on Nasdaq and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. However, we have elected to claim certain exemptions afforded to foreign private issuers by relevant Nasdaq rules, and as a result:

•	a majority of the members of our board of directors (the “Board of Directors” or the “Board”) are not independent as defined by Nasdaq rules;

•	our independent directors do not hold regularly scheduled meetings in executive session;

•	while executive compensation is recommended by our Compensation Committee, which is comprised of independent directors, the compensation of our executive officers is ultimately determined by the Board of Directors rather than an independent committee of the Board or by the independent members of the Board of Directors;

•	related party transactions are not required to be reviewed or approved by our Audit Committee or other independent body of the Board of Directors;

•	we are not required to solicit shareholder approval of stock plans or issuances of securities, including those in which our officers or directors may participate; share issuances that will result in a change in control; the issuance of our shares in related party transactions or other transactions in which we may issue 20% or more of our outstanding common shares; or below market issuances of 20% or more of our outstanding shares to any person; and

•	we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting.

Due to an exemption from Nasdaq rules applicable to foreign private issuers, our related party transactions may not receive the type of independent review process that those of other Nasdaq-listed companies receive; the terms of these transactions are not negotiated at arm’s-length and may not be as favorable as could be obtained from unrelated parties.

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

Risks Relating to Our Common Shares

There is a limited number of our common shares in the public float and trading in our shares is not active; therefore, our common shares tend to experience price volatility.

Post-share combination, there are currently approximately 2,689,958 of our common shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the PRC, and, at times, in tandem with other natural resource companies. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

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

You may experience dilution to the extent that our common shares are issued upon the exercise of our outstanding warrants and options, and if we issue additional equity securities, or there are any issuances and subsequent exercises of stock options issued in the future. Up to 1,980,000 common shares may be issued with the exercise of warrants at a per share exercise price of $0.623 ($2.35 originally) issued to investors and the placement agent in a private placement in January 2021. Up to 8,100,000 common shares may be issued with the exercise of options at a per share exercise price of $0.623 issued to certain eligible individuals under the Company’s 2014 Plan. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” These warrants also bear anti-dilution protections in the event of stock dividends or splits, business combination, sale of assets, similar recapitalization transactions, or other similar transactions. The trading price of our common shares may be depressed upon the exercise of these warrants.

Our principal beneficial owner and his affiliates control us through their share ownership; and their interests may differ from those of other shareholders.

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

Our directors have the power to take certain actions without shareholder approval, including the amendment of our Amended and Restated Memorandum of Association (the “Memorandum”) and our Articles of Association (the “Articles”) (unless such amendment varies the rights attached to shares) or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most jurisdictions in the United States. In addition, the directors of a BVI company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination of the foregoing (provided the assets do not represent more than 50% of the total assets of the company and the sale is not outside of the usual or ordinary course of the company’s business), if they determine it is in the best interests of the company. Our ability to amend our Memorandum and Articles without shareholder approval could allow our directors to implement provisions to those documents that have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices, as could the ability of our directors to issue blank check preferred shares.

The elimination of monetary liability against our directors, officers and employees under our Articles and the indemnification of our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our Articles contain provisions that eliminate the liability of our directors for monetary damages to us and to our shareholders to the maximum extent permitted under the corporate laws of the BVI. We may provide contractual indemnification obligations under agreements with our directors, officers and employees. These indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlements or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors, officers and employees for breach of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit the Company and our shareholders.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

We have not made a determination whether we will or will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in the current tax year or in subsequent tax years. Whether we are a PFIC is determined on a year-by-year basis, and we cannot assure you that we are not and we will not be a PFIC for our future tax years. A non-U.S. corporation is generally a PFIC if either (i) at least 75% of its gross income is passive income for a tax year or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a tax year) are attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined to a large extent by the market price of our common shares. If we are treated as a PFIC for any tax year in which U.S. shareholders hold common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. shareholders. For further discussion of the implications of PFIC status, please refer to “Item 10.E. ADDITIONAL INFORMATION – Taxation – United States Federal Income Taxation.”

Risks Relating to the COVID-19 Pandemic and a Future World Health Crisis

COVID-19 disrupted our operations in the past few years, and a resurgence of the virus, new variants thereof or a future world health crisis could adversely impact our operations and financial position.

The COVID-19 pandemic impacted countries, communities, supply chains and markets globally. Governments and other authorities in the PRC and around the world took a slew of unprecedented measures intended to control the spread of COVID-19. The pandemic and the efforts to contain it caused significant economic and financial disruptions around the world, including the disruption of industrial operations and global logistical and supply chains, and extreme volatility in the global financial markets.

The COVID-19 outbreak and governmental control measures imposed to contain its spread impacted our business by restricting the movement of our employees from time to time. During 2022, due to a serious resurgence of the virus in Shenzhen, Shanghai and other cities, some of the Company’s personnel were quarantined at home and were unable to return to work at the Company’s offices. Accordingly, our operations were severely disrupted by COVID-19 and efforts to contain it. In addition, during this period, the resurgence of the virus was more severe and longer than expected, which affected our materials transportation and caused the inability of personnel to arrive at construction sites. Several construction projects were delayed, and our market expansion was also affected due to lower demand and our comparative inability to carry out marketing activities. These factors led to a lower-than-anticipated increase in our revenue in 2022.

2022 was the third and final year of the PRC’s zero-COVID policy, which was also a relatively difficult year in terms of the general economic and operating conditions. The PRC ended its zero-COVID policy in December 2022, which meant strict pandemic controls, including mass testing, quarantines and travel restrictions, were lifted. Since the ending of the PRC’s zero-COVID policy, economic activities have gradually been returning to normal. However, it remains uncertain whether any serious resurgence of the COVID-19 virus, new variants thereof or another future world health crisis could occur in the future, which might adversely affect the health of the general population and the economy and could potentially trigger new rounds of pandemic controls and economic downturns. This could again reduce and/or negatively impact our ability to grow our revenues, and any decreased collectability of accounts receivable, bankruptcy of our customers or suppliers, or early termination of agreements that we have in place or may enter into due to deterioration in economic conditions could negatively impact our results of operations.

It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plans. Each prospective purchaser of our common shares is encouraged to carefully analyze the risks and merits of an investment in the common shares and should take into consideration when making such analysis the Risk Factors discussed above, among others.

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

In February 2023, the Company entered into a material definitive agreement with Feishang Group, the Company’s controlling shareholder, and Top Pacific, a non-affiliate, and Mr. Li Feilie and Mr. Yao Yuguang, to acquire Williams Minerals, which owns the mining permit for a Zimbabwean lithium mine.

The Company is also actively exploring business opportunities in the healthcare and other non-natural resource sectors.

Acquisition of Williams Minerals

On February 27, 2023, the Company entered into a material definitive agreement (the “Zimbabwe SPA”) with Feishang Group and Top Pacific, as well as Mr. Li Feilie and Mr. Yao Yuguang, to indirectly acquire all interests in Williams Minerals, which owns the mining permit for a Zimbabwean lithium mine. At the time of the entry into the Zimbabwe SPA, Feishang Group owned 70% of Williams Minerals, and Top Pacific, a non-affiliate, owned the remaining 30%. Under the Zimbabwe SPA, it is expected that the Company will indirectly acquire all interests in Williams Minerals in the second fiscal quarter of 2023, and that the Company’s “ownership” (which, as defined in the Zimbabwe SPA, relates to its legal possession and control) of the Zimbabwean lithium mine will vest cumulatively, region by region from 2024 through 2026, contingent upon the issuance of independent technical reports and the Company’s full settlement of the purchase consideration in cash and restricted shares. For each relevant region of the lithium mine, until the Company’s legal possession and control vests, the Sellers will maintain legal possession and control, including the right of exploration, sale of lithium, and the revenue derived therefrom, as well as liability for operational costs and third-party claims.

Subject to the terms and conditions of the Zimbabwe SPA, the Company plans to issue restricted shares as 50% of the consideration for the Acquisition, with the remaining 50% of the consideration comprised of a promissory note and/or cash, for maximum consideration of US$1.75 billion (3.5 million estimated tons of measured, indicated and inferred resources of lithium oxide (grade 1.06% or above in accordance with the standard under the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves) priced at US$500 per ton). The Company may issue restricted CHNR shares at a discount to the market price to secure a portion of the required capital. On April 14, 2023, the Company announced that it completed its due diligence investigation with satisfactory results and decided to proceed with the Acquisition. The Company paid an aggregate of $35 million by way of promissory notes (instead of cash) as a deposit on April 21, 2023, and will pay an aggregate of $140 million by way of promissory notes and/or cash as an initial installment.

Completion of the Acquisition is contingent upon the satisfaction of a number of conditions, including, among other things, the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration in cash and restricted shares. There is no guarantee that the Acquisition will close or be completed at the anticipated valuation and terms, or at all.

The foregoing description of the Zimbabwe SPA is only a summary and is qualified in its entirety by reference to the Sale and Purchase Agreement between China Natural Resources, Inc., Feishang Group Limited, Top Pacific (China) Limited, Li Feilie, and Yao Yuguang, dated February 27, 2023, a copy of which is incorporated by reference as Exhibit 4.17 to this Annual Report.

Acquisition of PST Technology

We diversified our business by entering the environmental protection sector, which provides compelling synergies with our current operations, through the acquisition of PST Technology. On July 27, 2021, the Company entered into a sale and purchase agreement (the “PST Technology SPA”) with Li Feilie, pursuant to which the Company issued three million restricted common shares, no par value, and transferred 120 million shares of FARL, as well as approximately CNY10.3 million (US$1.5 million), to Feishang Group, in exchange for all outstanding shares of PST Technology and the transfer to the Company of approximately CNY130.0 million (US$18.8 million) of PST Technology’s outstanding debt previously owed to Mr. Li, which debt was eliminated upon consolidation. PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC projects and public-private partnership (“PPP”) projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. The total value of the consideration that the Company provided to Mr. Li was approximately CNY104.1 million (US$15.1 million), which amount was a 20% discount to the valuation (including the assigned debt) of PST Technology provided by an independent valuation firm. We believe that demand for comprehensive environmental protection solutions is on a sustained growth trajectory given the global need for more effective environmental solutions. For more information, see “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of PST Technology.”

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

Exploration Activities in Inner Mongolia

In November 2017, we acquired all of the issued and outstanding capital stock of Bayannaoer Mining for a purchase price of CNY716,900. Bayannaoer Mining holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering the Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. The exploration permit evidences Bayannaoer Mining’s right to explore for minerals at the Moruogu Tong Mine. Initial results of the exploration program indicate the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. We anticipate that our working capital and capital expenditures for our exploration activities will be funded by non-interest-bearing loans from our affiliates and funds provided pursuant to the Cooperation Agreement. See “Item 4.B. – INFORMATION ON THE COMPANY – Business Overview – Metal Exploration Activities” below for more information and a discussion of developments at the Moruogu Tong Mine.

Copper Ore Trading

In 2019 and 2020, Bayannaoer Mining was involved in the trade of copper ore in the PRC. We ceased trading copper ore in the second half of 2020, due to volatile fluctuations in the price of copper.

Other Matters

We made capital expenditures of CNY7.84 million, CNY0.09 million, and CNY0.02 million (US$2,531) in 2020, 2021 and 2022, respectively. Our capital expenditures for 2020, 2021 and 2022 consisted primarily of payments for the acquisition of property, plant and equipment in connection with our maiden PPP project, the Wujiang Project (as defined in “Item 4.B. INFORMATION ON THE COMPANY – Business Overview – Rural Wastewater Treatment Activities – Overview of Shanghai Onway”) , as well as the purchase of property, plant and equipment for office use.

On October 16, 2020, we announced that in addition to our mining segment, we would explore potential investments, among others, in the healthcare sector of the PRC. By exploring opportunities presented by the healthcare sector in the PRC, we intend to further diversify our operations as we move into our next phase of growth. Driven by an aging population, increasing disposable income, and rising health awareness and life expectancy, we believe that the PRC has become a major healthcare market with sizable and steadily increasing healthcare expenditures, and that the relatively early stage of development and huge market potential provides fertile ground for our new expansion strategy. On October 22, 2020, we appointed Zou Yu as Vice President of the Company. Mr. Zou has more than ten years of experience in the healthcare sector and has five years’ experience with mergers and acquisitions in the healthcare sector. Additionally, on March 22, 2021, we appointed Dr. Peng Wenlie as Vice President of the Company. Dr. Peng has been engaged in the development of natural medicines and investment consulting for more than 20 years. He currently serves as Chairman of the Board of Shanghai Onway, as director of Guangxi Huaxia Herbal Medicine Co. Ltd., and as director of Guangxi Huaxia Herbal Medicine Sales Co. Ltd. He previously served as Director of the Biomedicine Investment Department of Feishang Enterprise. While at Feishang Enterprise, Dr. Peng led the selection of target companies for investment in the biomedical space, conducting due diligence and appraising risks and returns as part of the investment decisions. He is responsible for evaluating the Company’s investment opportunities in the healthcare, biomedicine, and related markets.

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

In July 2021, CHNR diversified into the environmental protection business through the acquisition of a 51% equity interest in Shanghai Onway, a PRC company which is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services.

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

Rural Wastewater Treatment Activities

Acquisition of PST Technology

On July 27, 2021, the Company entered into the PST Technology SPA with Mr. Li Feilie, pursuant to which the Company acquired all outstanding shares of PST Technology and accepted the assignment to the Company of approximately CNY130.0 million (US$18.8 million) of PST Technology’s outstanding debt previously owed to Mr. Li, for a total consideration of approximately CNY104.1 million (US$15.1 million), which amount was a 20% discount to the valuation (including the assigned debt) of PST Technology provided by an independent valuation firm.

The consideration was paid to Feishang Group and comprised (i) three million of the Company’s restricted common shares (at $1.48 per share, based on the average closing price of the Company over the five trading days before July 27, 2021); (ii) 120 million shares of Feishang Anthracite held by the Company (at $0.08 per share, based on the average closing price of Feishang Anthracite over the five trading days before July 27, 2021, and discounted for lack of marketability according to an independent valuation report); and (iii) a sum of approximately CNY10.3 million (US$1.5 million) in cash. Feishang Group Limited, the largest shareholder in the Company, is wholly owned by Mr. Li Feilie.

The PST Technology SPA contains customary representations, warranties and undertakings covering such matters as ownership of PST Technology’s shares by the seller free and clear of all liens, charges and encumbrances and due authorization, execution and enforceability of the PST Technology SPA, as well as covering the historical operations of PST Technology and its subsidiaries, including without limitation, their organization, capitalization, patents held, financial condition, tax payments and compliance with applicable laws, rules and regulations. The PST Technology SPA also contains indemnification provisions in favor of the Company in the event of breaches of the seller’s representations, warranties and undertakings.

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

The foregoing description of the PST Technology SPA is only a summary and is qualified in its entirety by reference to the Sale and Purchase Agreement dated July 27, 2021, by and between China Natural Resources, Inc. and Li Feilie, a copy of which has been translated into English and incorporated by reference as Exhibit 4.6 to this Annual Report.

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

Overview of Shanghai Onway

Shanghai Onway is an environmental protection technology enterprise incorporated in July 2015 in the PRC. The registered capital of Shanghai Onway is approximately CNY20.41 million. It is currently 51% owned by Shenzhen Qianhai (an indirect wholly owned subsidiary of the Company), 25% owned by Anxon Envirotech Pte. Ltd (a direct wholly owned subsidiary of AnnAik Limited, which is listed on the Singapore Stock Exchange under ticker “A52”), and 24% owned by Shanghai Xingyu Environment Engineering Co., Ltd. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services.

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

Since its incorporation, Shanghai Onway has leveraged its proprietary wastewater treatment technologies to undertake 258 EPC projects, mainly in Zhejiang province, Jiangsu province and Shanghai, among which 25 projects are currently in progress as of the date of this Annual Report. Our wastewater treatment activities are not affected by seasonality.

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

Shanghai Onway has also undertaken a considerable number of EPC projects in Zhejiang province, Jiangsu province and Shanghai and has accumulated what it considers extensive knowledge, experience and customer relationships in these regions. The number of potential and suitable PPP projects available is relatively small, but Shanghai Onway will use reasonable endeavors to undertake new PPP projects in the future whenever suitable opportunities arise. In 2020, 2021 and 2022, revenues derived from the EPC projects amounted to CNY11.23 million, CNY12.39 million and CNY14.63 million (US$2.12 million), respectively, and those derived from the Wujiang Project were CNY24.41 million, CNY6.35 million and CNY5.51 million (US$0.8million), respectively.

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

In 2022, the “Opinions of the CPC Central Committee and the State Council on Completing the Key Work of Comprehensively Promoting Rural Revitalization in 2022” set out that a five-year campaign to improve rural living environment should continue to be carried out. Toilets in rural areas should be upgraded based on the actual needs of farmers, and efforts should be coordinated to ensure water supply and sewage treatment. The treatment of domestic sewage in rural areas should be promoted on a case-by-case basis in accordance with local conditions. Priority should be given to sewage treatment in densely populated villages, and for those areas that are not suitable for centralized treatment, miniaturized ecological treatment and sewage resource utilization should be promoted. Efforts to control black and odorous water bodies in rural areas should be accelerated. Household waste should be reduced and classified at source, and the construction of facilities for the comprehensive disposal and utilization of organic waste in villages should be strengthened to promote the use and treatment of organic waste in situ.

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

Lead is an internationally traded commodity, the price of which is established on commodity markets throughout the world. During 2022, the world witnessed the Russia-Ukraine conflict, high inflation and aggressive interest rate hikes in many major economies, which led to disruptions to, and notable fluctuations in, the commodity market worldwide. World refined lead usage increased further, whereas world refined lead production decreased partly due to energy crisis caused by the Russia-Ukraine conflict, which reversed the previous lead supply surplus. During the year, the reaction of the price of lead to macroeconomic conditions and interest rate hikes was not as strong as compared with some other metals such as copper, and in general lead price fluctuated sideways. The SHFE lead price reached an annual high of CNY16,465 (US$2,387) per ton in early March 2022 before it dropped notably and reached an annual low of CNY14,345 (US$2,080) per ton in mid-July 2022. After that, there was a notable rebound from the annual low. The closing price at the end of 2022 was CNY15,925 (US$2,309) per ton, representing an annual increase of approximately 3.6%.

The following table shows the world refined lead supply and usage over the past five years:

	2018	2019	2020	2021	2022

World mine production (thousand tons)	4,571	4,678	4,474	4,563	4,496
World refined production (thousand tons)	12,301	12,342	11,961	12,379	12,291
World refined usage (thousand tons)	12,346	12,299	11,778	12,335	12,389
London Mercantile Exchange (“LME”) average price (US$/ton)	2,021	1,927	1,994	2,304	2,293
SHFE average price (CNY/ton)	18,005	15,115	14,745	15,370	15,930

———————

Source: International Lead and Zinc Study Group, LME, SHFE.

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

Silver is an internationally traded commodity, the price of which is established on commodity markets throughout the world. Silver tends to trend in lockstep with gold, but it also has its own unique market trend because it has stronger industrial attributes compared with gold. During 2022, world silver mine production almost rebounded to the pre-COVID-19 levels, but supply was still in shortage. Not only industrial demand increased, but also did investment demand, mainly as a result of risks and uncertainties caused by the Russia-Ukraine conflict and high inflation. The price of silver was, on the one hand, supported by an increase in demand, and on the other hand, pressured by stronger US Dollar index and US Treasury yields caused by the aggressive interest rate hiking path pursued by the US Federal Reserve. During the year, the price of silver was volatile and exhibited a V-shape. The SHFE silver price first increased in early 2022 before it dramatically declined since mid-April and reached an annual low of CNY4,018 (US$582) per kg in mid-July 2022. As expectations gradually recovered, it then rebounded and reached an annual high of CNY5,443 (US$789) per kg in mid-December 2022. The closing price at the end of 2022 was CNY5,363 (US$777) per kg, representing an annual increase of approximately 10.7%.

The following table shows the world silver supply and demand over the past five years:

	2018	2019	2020	2021	2022

World mine production (million ounces)	850.2	835.9	781.1	822.6	843.2
World total supply (million ounces)	1,000.0	999.8	953.0	997.2	1,030.3
World total demand (million ounces)	975.7	980.0	880.0	1,049.0	1,101.8
COMEX average price (US$/oz)	15.5	17.9	26.4	23.4	24.0
SHFE average price (CNY/kg)	3,674	4,432	5,585	4,845	5,349

———————

Source: Silver Institute, COMEX, SHFE.

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

Copper is an internationally traded commodity, the price of which is established on commodity markets throughout the world. Traditionally, the price of copper is closely related to economic cycles and largely determined by supply and demand. China has relatively small copper reserves, yet has the greatest copper demand globally, so it relies on copper imports to meet that demand. Demand for copper in China and the U.S. plays a major role in global price determination. Global consumption of refined copper has increased annually, and there continues to be a shortage of supply. The COVID-19 pandemic did not change this trend. During 2022, the price of copper dropped from the previous high and exhibited a V-shape. Although copper supply was still in shortage, the SHFE copper price dropped dramatically since June, mainly due to a weakening in expectations caused by the aggressive interest rate hiking path pursued by the US Federal Reserve to combat inflation. The SHFE copper price reached an annual high of CNY77,270 (US$11,202) per ton in early March 2022 before it dropped since mid-April and more steeply since June and hit an annual low of CNY53,400 (US$7,741) per ton in mid-July 2022. As expectations gradually recovered, the still relatively healthy fundamentals supported the price of copper to recover. The closing price at the end of 2022 was CNY66,260 (US$9,606) per ton, representing an annual decrease of approximately 5.5%.

The following table shows the world refined copper production and usage over the past five years:

	2018	2019	2020	2021	2022

World mine production (thousand tons)	—	20,612	20,680	21,100	21,801
World refined production (thousand tons)	23,808	24,084	24,589	24,801	25,644
World refined usage (thousand tons)	24,221	24,321	24,945	25,236	26,000
China’s refined production (thousand tons)	9,029	9,784	10,025	10,487	11,063
China’s refined usage (thousand tons)	12,482	12,800	14,229	13,840	13,512
LME average price (US$/ton)	5,965	6,174	7,766	9,721	8,372
SHFE average price (CNY/ton)	48,170	49,280	57,970	70,120	66,120

———————

Source: International Copper Study Group, LME, SHFE.

Overview of Bayannaoer Mining

Bayannaoer Mining was established in 2005 to engage in mineral exploration activities in Bayannaoer City, located in the Inner Mongolia Autonomous Region of the PRC. The registered capital of Bayannaoer Mining is CNY59.48 million.

In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of Inner Mongolia Autonomous Region. Following completion of preliminary exploration activities and evaluation, management determined to retain exploration rights solely to the Moruogu Tong Mine; and, to date, has received a series of license renewals. Total exploration expenses related to these 11 exploration rights (exclusive of capitalized expenses that have not yet fully depreciated or amortized and administrative expenses) borne by Bayannaoer Mining incurred to date amount to approximately CNY35.60 million (US$5.16 million). The current exploration permit for the Moruogu Tong Mine runs until September 2026 and covers a site area of 7.81 square kilometers.

The Moruogu Tong Mine is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. In 2006, Bayannaoer Mining engaged the Land and Resources Exploration and Development Institute of Inner Mongolia to carry out prospecting, including geophysical and drilling works. To date, exploration expenses of approximately CNY23.54 million (US$3.41 million), inclusive of amounts paid by Jijincheng Mining, have been incurred for the Moruogu Tong Mine, which were paid for by Bayannaoer Mining with self-owned capital, loans from a related party, and funds received pursuant to its Cooperation Agreement with Jijincheng Mining of approximately CNY6.72 million (US$0.97 million).

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

The current exploration work stage of the northern part of Moruogu Tong Mine has been completed. The future amount for the exploration project, including drilling expenses, site construction costs, grassland compensation fees and simple infrastructure construction costs in order to apply for a mining rights permit, is anticipated to be approximately CNY11.38 million (US$1.65 million). Bayannaoer Mining and Jijincheng Mining intend to seek other investors to play roles similar to those of Jijincheng Mining in order to proceed with the further exploration and analysis of the northern part of Moruogu Tong Mine, with an aim to apply for a mining rights permit. This exploration project is expected to be financed by funds received pursuant to the Cooperation Agreement and/or any new or similar cooperation agreement, and loans from a related party. While the results of preliminary prospecting suggest that the northern part of Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, the Company cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. It is possible that further exploration and analysis will not confirm initial findings and that continued activities in furtherance of mining operations will cease.

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

The Moruogu Tong Mine is mainly a lead deposit associated with silver. The ore bodies occur in certain strata, whose genetic type belongs to air-exhaled sedimentary type, with lead deposit then transformed by hydrothermal process. The ore mineral compositions mainly include galena, sphalerite, pyrite, chalcopyrite, arsenopyrite and gangue mineral quartz, calcite, and mica, etc. The depth of the oxidized zone and mixed zone in this mine area is about 15 meters below ground. The primary zone is below 15 meters underground. The lead ore bodies delineated in this deposit are all in the primary zone, and the natural type of the ore is primary lead sulfide ore. Because the main useful constituent of this deposit is lead, with an associated useful constituent of silver, it is classified as a lead and silver deposit.

The key industrial indicators of the deposit are as follows:

•	Cutoff grade: Pb>0.3%;

•	Minimum industrial grade: Pb>0.7%;

•	Minimum minable thickness: >1.0m;

•	Average grade of deposit: Pb>1.81%;

•	Band rejected thickness: >2m;

•	When the orebody thickness is less than the minable thickness and the grade is high, meter percentage can be used as an indicator: Pb>0.70 meter percentage; and

•	Industrial grade of associated useful constituent: Ag>2g/t.

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

Government Regulation of Mineral Exploration Activities

Under the Mineral Resources Law of the PRC, all mineral resources in the PRC are owned by the state. Exploration and mining rights granted by the state permit recipients to conduct exploration or mining activities in a specific mining area during the specified license period. Although Bayannaoer Mining believes its exploration licenses will continue to be renewed as necessary, there can be no assurance that such will be the case or that Bayannaoer Mining will be able to obtain a mining license in the future and exploit the entire mineral resources of the Moruogu Tong Mine during its license period. If Bayannaoer Mining fails to renew its exploration rights upon expiry or if it cannot obtain a mining license and effectively extract the resources within the license period, the operation and performance of Bayannaoer Mining will be adversely affected.

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

Copper Trading Activities

Please see the discussion under “Item 4.A. INFORMATION ON THE COMPANY – History and Development of the Company – Copper Ore Trading” above for a description of our copper ore trading activities. In 2020, we traded copper ore and enjoyed related revenues of approximately CNY6.87 million. We have discontinued our copper ore trading activities. Our copper ore trading activities were not affected by seasonality. The business registration certificate of Bayannaoer Mining permits trading activity. There are no other special regulations with regard to copper trading in the PRC.

Government Regulations on Overseas Offering and Listing

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Provisions”), and the CSRC issued a draft of Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Measures”) for public comments. The Draft Provisions and the Draft Administrative Measures propose to establish a new filing-based regime to regulate overseas offerings of stock, depository receipts, convertible corporate bonds, or other equity securities, and overseas listing of these securities for trading, by PRC companies. According to the Draft Provisions and the Draft Administrative Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or business is mainly carried out in the PRC. According to the Draft Administrative Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc., of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; and (vi) other circumstances as prescribed by the State Council.

According to the Draft Administrative Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to a follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to a follow-on offering for purposes of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Non-compliance with the Draft Administrative Measures or an overseas listing completed in breach of Draft Administrative Measures may result in a warning on the relevant domestic companies or a fine of one to 10 million RMB on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and senior executives of the domestic enterprises may be warned, or fined between 500,000 and 5 million RMB either individually or collectively.

C.	Organizational Structure

CHNR is a holding company directly or indirectly owning the following subsidiaries, to the extent indicated (as of April 30, 2023):

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

All current operations are conducted by Bayannaoer Mining and Shanghai Onway, and Shanghai Onway’s subsidiaries Zhejiang Xinyu and Shaoguan Angrui. See “Item 4.B. INFORMATION ON THE COMPANY – Business Overview” for further information regarding Bayannoer Mining and Shanghai Onway.

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

On April 1, 2017, the Company signed an office sharing agreement with Anka Consultants Ltd. (“Anka”), a related party, which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to certain accounting and secretarial services and day-to-day office administration services provided by Anka. Anka’s current lease with the unrelated landlord is for two years, from July 1, 2022, to June 30, 2024. For the years ended December 31, 2020, 2021 and 2022, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY930,000, CNY752,650 and CNY776,086 (US$112,510), respectively.

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. On October 1, 2022, Feishang Management signed a new contract with Feishang Enterprise, which will expire on September 30, 2023. Pursuant to the agreement, Feishang Management shared 40 square meters of the office premises, and annual rent was CNY165,600, CNY165,600 and CNY165,600 (US$24,007) for the years ended December 31, 2020, 2021 and 2022, respectively.

Shanghai Onway

The offices of Shanghai Onway are headquartered in Shanghai City, while the offices of its subsidiaries Zhejiang Xinyu and Shaoguan Angrui are located in Huzhou City of Zhejiang Province and Shaoguan City of Guangdong Province, respectively, in the PRC. The property, plant and equipment of Shanghai Onway mainly includes vehicles, office and electronic equipment, and furniture, with a total net value of approximately CNY0.63 million and approximately CNY0.37 million (US$0.05 million) as of December 31, 2021 and as of December 31, 2022, respectively.

On November 1, 2020, Shanghai Onway signed lease agreements with a third-party landlord pursuant to which Shanghai Onway leases office premises located at Rooms 201, 202, 204, 205, 207, 208 and 209, #1 Building, Lianhua Nan Road, Minhang District in Shanghai City. The office covers an area of 661.85 square meters for a lease term of five years, expiring on October 31, 2025.

On November 1, 2020, Zhejiang Xinyu signed lease agreements with a third-party landlord pursuant to which Zhejiang Xinyu leases office premises located at Room 1201, A2 Building, 6 Block, #666 Nanlin Zhong Road, Nanxun District, Huzhou City of Zhejiang Province in the PRC. The office covers an area of 219.7 square meters for a lease term of two years, expiring on October 31, 2022. On September 15, 2022, Zhejiang Xinyu signed a new lease agreement with a third-party landlord pursuant to which Zhejiang Xinyu leases office premises located at Room 1202, Financial Center, #1388 Nianfeng Road, Nanxun Town, Nanxun District, Huzhou City of Zhejiang Province in the PRC. The office covers an area of 114.6 square meters for a lease term of five years, expiring on September 14, 2027.

On May 1, 2018, Shaoguan Angrui signed lease agreements with a private individual pursuant to which Shaoguan Angrui leases a building located at #28 Cunnan Village, Xihe Town, Wujiang District, Shaoguan City of Guangdong Province in the PRC as office premises. The lease has a term of one year with annual rent of CNY72,000 (US$10,438), and may be renewed annually on demand.

Bayannaoer Mining

The offices and exploration site of Bayannaoer Mining are located in Bayannaoer City, Inner Mongolia Autonomous Region in the PRC. The property, plant and equipment of Bayannaoer Mining mainly includes buildings, vehicles, office equipment and furniture, with a total net value as of December 31, 2022, of approximately CNY0.06 million (US$0.01 million). On April 22, 2022, Bayannaoer Mining signed an annual lease agreement with private individuals pursuant to which Bayannaoer Mining leases office premises located at 9/F, Huaao Building, Shengli North Road in Bayannaoer City. The office covers an area of 162 square meters, and annual rent is CNY24,300 (US$3,523).

The Moruogu Tong Mine exploration site is located in Northwestern Qingshan Town, Wulatehouqi in Bayannaoer City and covers an area of approximately 7.81 square kilometers. As is typical in the PRC, the PRC government owns all of the land on which the exploration activities are carried out. Bayannaoer Mining assumed the rights to use the land when it obtained the exploration right from the Land and Resources Department of Inner Mongolia Autonomous Region in 2005. We are still in the exploration stage of mining the Moruogu Tong Mine, and have not yet produced any silver, lead or copper. To date, the exploration program has indicated the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. For the location of the Moruogu Tong Mine, please refer to the map located in “Item 4.B. INFORMATION ON THE COMPANY – Business Overview – Metal Exploration Activities – Geography” above.

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

Overview

The Company is currently engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of related consulting and professional technical services. In addition, we are engaged in metals exploration and mining activities in the Inner Mongolia Autonomous Region of the PRC, including exploring for lead, silver and other nonferrous metal.

The Company’s rural wastewater treatment operations were acquired through the acquisition in July 2021 of PST Technology, which acquisition was a common control transaction. Accordingly, prior periods have been adjusted as if PST Technology were part of the Company during such periods.

Revenue

Revenue primarily consists of revenue from construction contracts, operation and maintenance services, operation services and construction services for the Wujiang Project, which we refer to as the “service concession arrangement,” and sales of copper ores. The sale of copper ores was ceased by Bayannaoer Mining in the second half of 2020 due to the volatile fluctuations of copper’s price.

The following table sets forth the principal components of our revenue for the periods indicated:

	Amounts in thousands
	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$
Wastewater treatment
Sales of water treatment equipment	—	—	161	23
Construction contract revenue	7,665	12,203	14,633	2,122
Operation and maintenance services	3,561	183	—	—
EPC projects subtotal	11,226	12,386	14,794	2,145
Operation services of service concession arrangement	2,295	5,953	5,512	799
Construction services of service concession arrangement	22,110	396	—	—
PPP project (or the Wujiang Project) subtotal	24,405	6,349	5,512	799

Exploration and mining
Sales of copper ores	6,867	—	—	—

Total	42,498	18,735	20,306	2,944

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

Other Income/(Losses)

Other operating income/(loss) primarily consists of government grants and tax refunds, and other non-operating income or expenses.

Fair Value Gain/(Loss) on Financial Instruments, net

Fair value gain or loss on financial instruments, net represents the net changes in fair value of the 120 million shares of FARL held by the Company from August 17, 2020 until their disposition on July 27, 2021, and the net changes in fair value of warrants issued to investors on January 20, 2021.

Impairment Gain/(Loss) on Financial Assets

Impairment gain/(loss) on financial assets represents the accrual and reversal recognized or allowance provided by the Company for expected credit losses on trade receivables, contract assets and other receivables. Please see Notes 14, 15 and 16 to the audited consolidated financial statements herein for further information.

Finance Costs

Finance costs consist primarily of interest expense on loans and lease liabilities, and foreign currency exchange differences.

Finance Income

Finance income consists primarily of interest income on loans to related parties and third parties, and interest income derived from revenue contracts with a significant financing component and from the service concession arrangement, which arise under IFRS due to the imputed credit terms attendant to the delayed payment terms we offer our customers. Imputed finance income under our service concession arrangement is recognized on an accrual basis using the effective interest rate method by applying the rate that discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset. . See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions” for further information regarding loans to and from related parties.

Income Tax Expense

The Company is not subject to taxes in the United States.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income or capital gains taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in Hong Kong are subject to the Hong Kong Profits Tax rate of 16.5%, while foreign-derived income is exempted from income tax. There is no withholding tax in Hong Kong on the remittance of dividends.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign invested enterprises and domestic companies. Shanghai Onway was subject to tax at a preferential tax rate of 12.5% for the year ended December 31, 2020, and subject to a tax rate of 25% for the year ended December 31, 2021 and thereafter. Shaoguan Angrui was fully exempted from income tax according to the PRC corporate income tax laws and related regulations for the years ended December 31, 2020 and 2021. Shaoguan Angrui enjoyed a preferential tax rate of 12.5% for the year ended December 31, 2022, and will enjoy the same preferential tax rate in 2023 and 2024. Thereafter, it will be subject to a tax rate of 25%.

Results of Operations

The following table sets out our consolidated results of operations for the periods indicated:

	Amounts in thousands, except per share data
	Year Ended December 31,
	2020	2021	2020	2020
	CNY	CNY	CNY	US$
Consolidated Statements of Profit or Loss Data
Revenue	42,498	18,735	20,306	2,944
Cost of sales	(39,215)	(18,494)	(14,485)	(2,100)
Gross profit	3,283	241	5,821	844

Selling and distribution expenses	(758)	(922)	(700)	(103)
Administrative expenses	(18,853)	(22,869)	(36,749)	(5,328)
Other income/(losses)	1,616	(183)	904	131
OPERATING LOSS	(14,712)	(23,733)	(30,724)	(4,454)

Fair value gain/(loss) on financial instruments, net	31,334	(38,349)	1,007	146
Impairment (losses)/reversal on financial assets	(4,162)	(3,330)	1,073	156
Finance costs	(3,749)	(4,359)	(3,395)	(492)
Finance income	15,468	16,935	15,607	2,263

PROFIT/(LOSS) BEFORE INCOME TAX	24,179	(52,836)	(16,432)	(2,383)

Income tax expense	(1,258)	(2,135)	(5,864)	(850)

PROFIT/(LOSS) FOR THE YEAR	22,921	(54,971)	(22,296)	(3,233)

ATTRIBUTABLE TO:
Owners of the Company	24,336	(48,152)	(24,623)	(3,570)
Non-controlling interests	(1,415)	(6,819)	2,327	337

	22,921	(54,971)	(22,296)	(3,233)

EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- Earnings/(loss) per share	3.89	(5.91)	(3.00)	(0.44)

Years Ended December 31, 2022 and 2021

Revenue. Revenue increased by CNY1.57 million (US$0.23 million) from CNY18.74 million for the year ended December 31, 2021 to CNY20.31 million (US$2.94 million) for the year ended December 31, 2022. The increase in revenues was mainly caused by the confirmed progress of services provided for constructions projects commenced in prior years.

Cost of sales. Cost of sales decreased by CNY4.00 million (US$0.58 million) from CNY18.49 million for the year ended December 31, 2021 to CNY14.49 million (US$2.10 million) for the year ended December 31, 2022. This decrease was mainly due to the deferral in the execution of some new or ongoing projects during the first half of 2022 as a result of the then strict pandemic controls in Shanghai.

Selling and Distribution Expenses. Selling and distribution expenses decreased by CNY0.22 million (US$0.03 million) from CNY0.92 million for the year ended December 31, 2021 to CNY0.70 million (US$0.10 million) for the year ended December 31, 2022. The increase was mainly due to tighter expense control efforts in 2022.

Administrative Expenses. Administrative expenses increased by CNY13.88 million (US$2.01 million) from CNY22.87 million for the year ended December 31, 2021 to CNY36.75 million (US$5.33 million) for the year ended December 31, 2022. The increase was mainly caused by the option awards granted on July 14, 2022 to certain eligible individuals covering an aggregate of 8,100,000 of the Company’s common shares under the 2014 Plan.

Other Income/(Losses). Other income/(loss) increased by CNY1.08 million (US$0.16 million) from CNY0.18 million of loss for the year ended December 31, 2021 to CNY0.90 million (US$0.13 million) of income for the year ended December 31, 2022. The increase in other income was mainly caused by other income relating to impairment reversal of other receivables, which were fully impaired and written off in prior years but collected in 2022, and other loss relating to the return of tax refund to tax authorities in 2021.

Fair Value Gain/(Loss) on financial instruments, net. Fair value gain/(loss) on financial instruments, net increased by CNY39.36 million (US$5.71 million) from CNY38.35 million of loss for the year ended December 31, 2021 to CNY1.01 million (US$0.15 million) of gain for the year ended December 31, 2022. The decrease was caused by the fluctuation of fair values of the Company’s outstanding warrants in both years and the disposition of the FARL shares in 2021.

Impairment Losses/(Reversal) on Financial Assets. Impairment losses/(reversal) on financial assets decreased by CNY4.40 million (US$0.64 million) from CNY3.33 million of loss for the year ended December 31, 2021 to CNY1.07 million (US$0.16 million) of reversal for the year ended December 31, 2022. The decrease was the result of an expected credit loss assessment of receivables and contract assets, due to the fact that the amount of collection of aged trade receivables related to construction contracts was relatively higher than the amount of origination of new trade receivables related to construction contracts in 2022.

Finance Costs. Finance costs decreased by CNY0.96 million (US$0.14 million) from CNY4.36 million for the year ended December 31, 2021 to CNY3.40 million (US$0.49 million) for the year ended December 31, 2022. This was mainly due to exchange gain on the appreciation of foreign currency deposits in 2022, and decreased interest expenses on bank loans as our outstanding borrowing balance decreased.

Finance Income. Finance income decreased by CNY1.33 million (US$0.19 million) from CNY16.94 million for the year ended December 31, 2021 to CNY15.61 million (US$2.26 million) for the year ended December 31, 2022. The decrease in finance income was mainly due to the decrease of interest income from the service concession arrangement relating to a financing component, which arose due to a guaranteed 28-year-long collection period for construction services for the Wujiang Project.

Income Tax Expense. Income tax expense increased by CNY3.72 million (US$0.54 million) from CNY2.14 million for the year ended December 31, 2021 to CNY5.86 million (US$0.85 million) for the year ended December 31, 2022. The increase was mainly caused by higher revenue and gross profit margin and the additional recognition of deferred tax expenses in 2022.

Net Loss. As a result of the foregoing, our net loss decreased by CNY32.67 million (US$4.74 million), from CNY54.97 million for the year ended December 31, 2021 to CNY22.30 million (US$3.23 million), for the year ended December 31, 2022.

Years Ended December 31, 2021 and 2020

The Company restated the comparative financial statements for the year ended December 31, 2020 to account for a common control transaction (the acquisition of PST Technology) using the pooling of interest method.

Revenue. Revenue decreased by CNY23.76 million (US$3.74 million) from CNY42.50 million for the year ended December 31, 2020 to CNY18.74 million (US$2.95 million) for the year ended December 31, 2021. The decrease in revenues was mainly caused by the completion of the construction phase of the Wujiang Project in January 2021, and the cessation of revenue recognition from the related construction services thereafter as well as the cessation of copper ore trading in the second half of 2020 due to the volatile fluctuations of copper’s price.

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

Finance Costs. Finance costs increased by CNY0.61 million (US$0.10 million) from CNY3.75 million for the year ended December 31, 2020 to CNY4.36 million (US$0.69 million) for the year ended December 31, 2021. This was mainly due to interest expense from the bank loan that we took out in connection with the Wujiang Project (described in greater detail below) no longer being capitalized into the Company’s intangible assets relating to its rights under the service concession arrangement in 2021 as a result of the completion of construction of the Wujiang Project.

Finance Income. Finance income increased by CNY1.47 million (US$0.23 million) from CNY15.47 million for the year ended December 31, 2020 to CNY16.94 million (US$2.67 million) for the year ended December 31, 2021. The increase was largely driven by the rise of interest income from the service concession arrangement relating to a financing component which arose due to a guaranteed 28-year long collection period for construction services for the Wujiang Project. As the construction phase of Wujiang Project was completed and became operational in January 2021, both revenue from the operation services of the service concession arrangement and interest income from the service concession arrangement increased accordingly.

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

Net Profit/(Loss). As a result of the foregoing, our net loss increased by CNY77.89 million (US$12.25 million) from net profits of CNY22.92 million for the year ended December 31, 2020, to a net loss of CNY54.97 million (US$8.65 million) for the year ended December 31, 2021.

Impact of Government Policies on the Company’s Operations

2022 was the third and final year of the PRC’s zero-COVID policy, which was also a relatively difficult year in terms of the general economic and operating conditions. Pandemic control policies significantly affected our operations by restricting the movement of our employees, affecting our supply chains, disrupting the exploratory activities in our Moruogu Tong Mine and the rural wastewater treatment activities by Shanghai Onway, and causing significant price fluctuations in various markets. Also, large-scale quarantines and travel restrictions from time to time in 2022 led to a slowdown in the expected economic recovery and the markets we serve. The PRC ended its zero-COVID policy in December 2022, which meant strict pandemic controls, including mass testing, quarantines and travel restrictions, were lifted. Economic activities have been gradually returning to normal. For further details of the impact on our operations of governmental policies in response to COVID-19, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to the COVID-19 Pandemic and a Future World Health Crisis – COVID-19 disrupted our operations in the past few years, and a resurgence of the virus, new variants thereof or a future world health crisis could adversely impact our operations and financial position,” and “Item 5.D. – OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Trend Information”.

Our rural wastewater treatment business is highly dependent upon national and local government policies. In recent years, the PRC government has put an increasing emphasis on environmental protection and has introduced various policies to increase environmental awareness and support the development of environmental protection in China, especially in the rural areas, as urban areas are already relatively industrialized. Demand for Shanghai Onway’s products and services, as well as for products in the environmental protection industry in general, is largely driven by government policies. Many of Shanghai Onway’s customers are local governments, who have been investing heavily in environmental protection and prevention of water and air pollution. Shanghai Onway stands to benefit from the great potential and rapid development of the industry, but any unforeseen changes in future government policies could considerably alter the market dynamics of the industry and adversely affect our operations. If, for example, future policies substantially raise the discharge standards or alter any other technical specifications, Shanghai Onway may not be able to comply with those standards with its current technologies and may be forced to cease operations if it fails to innovate technologically.

Our metals exploration activities are subject to government regulations in various aspects, and our failure to comply with applicable government regulations could adversely affect our operations and subject us to fines and other penalties including suspension or termination of our business permits.

B.	Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. As of December 31, 2022, the Company financed its working capital requirements and capital expenditures through internally generated cash from prior years, our Bank Loan (as described in greater detail below), non-interest-bearing loans from the Related-Party Debtholders, funds provided pursuant to the Cooperation Agreement, and the sale of 3,960,000 common shares and associated warrants to purchase up to 1,980,000 common shares at an offering price of US$1.85 per share in January 2021. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” In view of the operating loss of the wastewater treatment business and the pre-revenue exploration stage of the Moruogu Tong Mine, the Company expects that the availability of internally generated funds to sustain operations will decrease for the foreseeable future. Although we believe that our working capital is sufficient for our present requirements and to continue our current operations over the next 12 months, we envisage engaging in further capital-raising activities in pursuit of other business opportunities in the PRC to diversify our operations as we move into our next phase of growth.

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

Under PRC laws and regulations, we are subject to various restrictions on intercompany fund transfers and foreign exchange controls. See “Item 3.D. KEY INFORMATION – Transfers of Cash and Assets Between Our Company and Our Subsidiaries” for further details of impacts on liquidity and capital resources as a result of cash and assets transfer restrictions and limitations.

As of December 31, 2022, the breakdown of cash (in thousands) held in different currencies is as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY24,709	24,709	3,582
HK$828	731	106
US$907	6,255	907
Total	31,695	4,595

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

Cash Flows

The following table sets forth the Company’s cash flows (in thousands) for each of the three years ended December 31, 2020, 2021, and 2022:

	Years Ended December 31,
	2020	2021	2022
	CNY	CNY	CNY
Cash and cash equivalents at beginning of year	59,398	56,580	58,359
Net cash used in operating activities	(46,526)	(12,068)	(12,786)
Net cash (used in)/from investing activities	(5,168)	53,352	7,050
Net cash from/(used in) financing activities	48,595	(38,786)	(22,833)
Net (decrease)/increase in cash and cash equivalents	(3,099)	2,498	(28,569)
Effect of exchange rate changes on cash	281	(719)	1,905
Cash and cash equivalents at end of year	56,580	58,359	31,695

Operating Activities

Net cash used in operating activities was CNY12.79 million (US$1.85 million) in 2022, compared to CNY12.07 million in 2021. No material fluctuation was noted for the year ended 2022 and 2021.

Net cash used in operating activities was CNY12.07 million in 2021, compared to CNY46.53 million in 2020. The decrease of cash outflows from operations in 2021 was mainly attributable to more trade payables and liabilities being paid in 2020 as the Wujiang Project and most of our EPC projects were completed in 2020 and the outstanding payables were due for settlement at a later date, leading to less payments in 2021.

Investing Activities

Net cash from investing activities was CNY7.05 million (US$1.02 million) in 2022, compared to CNY53.35 million in 2021. The cash inflows in 2022 mainly represents loan interests received from loan due from Shenzhen Chaopeng Investment Co., Limited (“Shenzhen Chaopeng”), an unrelated company. The cash inflows in 2021 mainly represents repayments from Xizang Xingwang, a related party, of an unsecured, non-interest bearing loan extended by Shenzhen Qianhai, our wholly owned subsidiary.

Net cash from investing activities was CNY53.35 million in 2021, compared to net cash used in investing activities of CNY5.17 million in 2020. The increase of cash inflows in 2021 mainly represents repayments from Xizang Xingwang, a related party, of an unsecured, non-interest bearing loan extended by Shenzhen Qianhai, our wholly owned subsidiary. Please see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Balances with Related Parties” for further information.

Financing Activities

Net cash used in financing activities was CNY22.83 million (US$3.31 million) in2022, compared to CNY38.79 million in 2021. The decrease in cash used in financing activities was a result of a decrease in the amount of net repayments to related parties in 2022, partially offset by the proceeds from our registered public offering of common shares and concurrent private placement of warrants in January 2021.

Net cash used in financing activities was CNY38.79 million in 2021, compared to net cash from financing activities of CNY48.60 million in 2020. The increase in cash used in financing activities was a result of net repayments to related parties, which were partially offset by the proceeds from our registered public offering of common shares and concurrent private placement of warrants in January 2021. Please see “Item 10.C. ADDITIONAL INFORMATION – Material Contracts” for further details.

Equity Financing

On January 20, 2021, we raised approximately US$6.37 million in net proceeds through our registered direct offering of common shares and private placement of warrants after deducting placement agent’s fees and other fees and expenses. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.”

Bank Loan

We entered into a CNY80.0 million secured term loan from the Bank of Communications (the “Bank Loan”) on August 29, 2019 and drew down CNY30.0 million in September 2019 and CNY50.0 million in January 2020, respectively, under the terms of the Bank Loan. The proceeds of the Bank Loan were used for the construction of wastewater treatment infrastructure in villages and towns in the Wujiang Project. The annual interest rate of our Bank Loan is fixed at 5.05%. The Bank Loan is secured by certain rights and receivables related to the Wujiang Project, a pledge by Shanghai Onway and the non-local government investors in Shaoguan Angrui of their collective 80% equity interests in Shaoguan Angrui, and guaranteed by Feishang Enterprise and Shanghai Onway, who are primarily liable for amounts due under the Bank Loan. In addition to customary covenants, the Bank Loan includes provisions, among others, regarding the ongoing proper functioning of the Wujiang Project. The outstanding balance of the Bank Loan is due in equal annual installments: of CNY3.0 million until December of 2023; CNY4.0 million from 2024 to 2028; CNY5.0 million from 2029 to 2034; CNY6.0 million at 2035; and CNY5.0 million from 2036 to 2038, when the Bank Loan matures.

Other Receivables

On June 30, 2021, Shenzhen Qianhai signed a loan agreement with Shenzhen Chaopeng, pursuant to which Shenzhen Chaopeng borrowed CNY80.0 million from Shenzhen Qianhai with an annual interest rate of 9% for one year and agreed to repay the principal and interest in a lump sum to Shenzhen Qianhai upon the expiration on June 30, 2022. The loan is guaranteed by Shenzhen Feishang Investment Co., Limited, which is a wholly owned subsidiary of Shenzhen Chaopeng. The ultimate beneficial owner of Shenzhen Chaopeng is Zhang Jian, an unrelated individual. On June 30, 2022, Shenzhen Qianhai extended the loan to Shenzhen Chaopeng for another year with the same principal amount and terms as the original loan agreement through signing a new loan agreement and received the repayment of the total accumulate interest for the period from June 30, 2021 to June 30, 2022.

Material Cash Requirement

In 2002, the Company financed its working capital requirements and capital expenditures through internally generated cash from prior years, bank loan, non-interest-bearing loans from the Related-Party Debtholders, and the proceeds from private placement in 2021.

In February 2023, the Company entered into the Zimbabwe SPA with Feishang Group, Top Pacific, Mr. Li Feilie and Mr. Yao Yuguang to acquire Williams Minerals, which owns the mining permit for a Zimbabwean lithium mine for maximum consideration of US$1.75 billion (subject to the terms and conditions of the Zimbabwe SPA). The Company does not have the adequate cash to pay for the purchase consideration. In addition to the promissory note payment arrangement as contemplated by the Zimbabwe SPA, the Company may issue restricted or non-restricted CHNR shares at a discount to the market price if market sentiment permits.

Contractual Obligations

The following table summarizes our contractual obligations (in thousands) as of December 31, 2022:

	Payments due by period
	Total	Within 1 year	1 to 3 years	3 to 5 years	Thereafter
	CNY	CNY	CNY	CNY	CNY

Lease liabilities	3,321	1,387	1,565	126	243
Long-term debt obligations, including current portion	106,931	6,729	14,917	14,088	71,197
	110,252	8,116	16,482	14,214	71,440

Other Known Contractual and Other Obligations

Please refer to “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions” for a discussion of amounts due to and from our affiliates.

Except as disclosed above and discussed under “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares” and “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of PST Technology,” there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2020, 2021 and 2022.

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

In February 2023, the Company entered into the Zimbabwe SPA with Feishang Group, Top Pacific, Mr. Li Feilie and Mr. Yao Yuguang to acquire Williams Minerals, which owns the mining permit for a Zimbabwean lithium mine. Under the Zimbabwe SPA, it is expected that the Company will indirectly acquire all interests in Williams Minerals in the second fiscal quarter of 2023, and that the Company’s “ownership” (as defined in the Zimbabwe SPA) of the Zimbabwean lithium mine will vest cumulatively, region by region from 2024 through 2026, contingent upon the issuance of independent technical reports and the Company’s full settlement of the purchase consideration in cash and restricted shares. For each region of the lithium mine, until the Company’s ownership vests, the Sellers will maintain legal possession and control, including the right of exploration, sale of lithium, and the revenue derived therefrom, as well as liability for operational costs and third-party claims. Upon the satisfactory conclusion of its due diligence investigation, and pursuant to clauses 2.3 and 2.4 of the Zimbabwe SPA, on April 14, 2023, the Company issued a written notification to the Sellers stating its intent to proceed with the transaction. The Company paid a deposit of US$35 million by way of promissory notes (instead of cash) on April 21, 2023. Completion of the Acquisition is contingent upon the satisfaction of a number of conditions, including, among other things, the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration in cash and restricted shares. There is no guarantee that the Acquisition will close or be completed at the anticipated valuation and terms, or at all.

In July 2021, the Company entered into the environmental protection industry through the acquisition of a 51% equity interest in Shanghai Onway, a PRC company that is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. In recent years, the PRC environmental protection industry has grown quickly. Shanghai Onway stands to benefit from the great market potential and an increasing number of government policies in support of the industry's development. However, the larger market has also attracted a large number of new participants, which has resulted in increasingly intense market competition. Shanghai Onway’s current proprietary biological filtration technology and integrated processes are highly competitive, but potentially more advanced technologies developed by other competitors in the future or stricter standards brought by future government policies may adversely affect Shanghai Onway’s ability to operate profitably. The Company is implementing efforts to streamline operations and reduce costs, but these efforts may not be successful.

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

During 2022, the world witnessed the Russia-Ukraine conflict, high inflation and aggressive interest rate hikes in many major economies, which led to disruptions to and notable fluctuations in the commodity market worldwide. The COVID-19 pandemic also continued to cause economic and financial disruptions around the world. Our business operations, including the rural wastewater treatment business of Shanghai Onway and the exploration activities at the northern part of Moruogu Tong Mine, were adversely affected due to travel restrictions and temporary restraints on our operations, as well as highly volatile commodity demand and prices. The ongoing geopolitical tensions and aggressive monetary policies of major economies also had and will continue to have significant impacts on the commodity markets. For further details on the impact of the COVID-19 pandemic and interest rate hikes, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to Our Mine Exploration Activities in Inner Mongolia – Volatility in the market prices of metals may adversely affect the results of our operations,” “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to the COVID-19 Pandemic and a Future World Health Crisis – COVID-19 disrupted our operations in the past few years, and a resurgence of the virus, new variants thereof or a future world health crisis could adversely impact our operations and financial position,” and “Item 5.A. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Operating Results – Impact of Government Policies on the Company’s Operations.”

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

E.	Critical Accounting Estimates

Not applicable.

New IFRS Pronouncements

For a detailed discussion of new accounting pronouncements, please see Notes 2.4 and 2.5 to our audited consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive Officers and Directors

The following table identifies the current directors and executive officers of the Company, and sets forth their ages and positions with the Company:

Name	Age	Position

Wong Wah On Edward	59	Chairman of the Board of Directors, President and Chief Executive Officer
Tam Cheuk Ho	60	Director
Zhu Youyi	42	Chief Financial Officer and Corporate Secretary
Zou Yu	44	Vice President
Peng Wenlie	55	Vice President
Lam Kwan Sing	53	Non-employee Director
Ng Kin Sing	60	Non-employee Director
Yip Wing Hang	56	Non-employee Director
Li Feilie	57	Director of Subsidiaries

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

Mr. Lam Kwan Sing has been a non-employee director and a member of CHNR’s Audit Committee and Nominating and Governance committee since December 2004, and a member of its Compensation Committee since November 2007. Mr. Lam has been an independent non-executive director of Summit Ascent Holdings Limited, a Hong Kong listed company, since June 2019. From November 2016 to June 2022, Mr. Lam was the chief executive officer and executive director of SFund International Holdings Ltd., a Hong Kong listed company. He is also an independent non-executive director of Aceso Life Science Group, a Hong Kong listed company, since August 2012. Mr. Lam holds a bachelor’s degree in Accountancy from the City University of Hong Kong.

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

Key Employees

The following table identifies the senior management of Shanghai Onway and Bayannaoer Mining, and their ages and positions:

Name	Age	Position

Ma Xiongbing	47	General Manager of Shanghai Onway
Yu Jun	55	General Manager of Bayannaoer Mining
Yao Yangli	58	Deputy Chief Engineer of Bayannaoer Mining

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

Board Diversity Matrix (As of April 30, 2023)
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

				Did Not Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	0	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Disclosure Pursuant to Rule 5605(f)(3) of the Nasdaq Listing Rules

Rule 5605(f)(2)(B) of the Nasdaq Listing Rules requires us to have, or to explain why we do not have, at least two members of our Board of Directors who are “Diverse” directors, at least one of whom self-identifies as “Female,” subject to transition periods specified by Rule 5605(f)(7) of the Nasdaq Listing Rules. For purposes of Rule 5605(f)(2)(B), the term “Diverse” means an individual who self-identifies as one or more of Female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of our principal executive offices; and the term “Female” means an individual who self-identifies her gender as a woman, without regard to the individual’s designated sex at birth.

Rule 5605(f)(7) of the Nasdaq Listing Rules requires us to have, or explain why we do not have, (i) by December 31, 2023, at least one Diverse director and (ii) by December 31, 2025, at least two Diverse directors, at least one of whom self-identifies as Female.

As of the date of this Annual Report, our Board of Directors has determined that we will satisfy the requirements of Rule 5605(f)(2)(B) of the Nasdaq Listing Rules by explaining why we will not have any Diverse directors by December 31, 2023.

We acknowledge and support the general principles behind the diversity objectives set forth in Rule 5606(f)(2)(B) of the Nasdaq Listing Rules. However, we believe that, for business reasons, it would not be appropriate for us to seek to change the current composition of our Board of Directors for the purpose of meeting those objectives, in view of the current state of our business and the competitive environment we face. The industry in the Chinese mainland market in which we operate is fragmented and competitive. In addition, we have faced in the past few years, and may continue to face in the future, significant uncertainties due to the negative impact of the COVID-19 pandemic on the Chinese economy in general, and on our business operations in particular. Accordingly, we believe that maintaining a stable and efficient Board of Directors is critical for us to meet these challenges and ensure our long-term success. We believe that our current corporate governance structure, in particular as to the composition of our Board of Directors, is suitable for the current scale of and goals for our business and operations. All members of our Board of Directors have served as our directors for a number of years and are familiar with our company’s history and business operations; provide us with a variety of personal, professional and industry backgrounds, with appropriate experience and skill sets for a business enterprise such as ours; and have track records over the years of having made sound business decisions that have served the best interests of our company and shareholders. We intend to continually assess our industry and the status of our business and may decide in the future, should future circumstances make it appropriate, to seek to meet the diversity objectives contemplated by Rule 5606(f)(2)(B) of the Nasdaq Listing Rules.

B.	Compensation

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2022, to each of the individuals identified in “Item 6.A. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Directors and Senior Management” above.

Name	Compensation (US$)	Number of options to purchase common shares	Exercise price (US$/share)	Expiration date
Directors and Executive Officers
Lam Kwan Sing	15,385	—	—	—
Li Feilie[1]	1	—	—	—
Ng Kin Sing	15,385	—	—	—
Peng Wenlie	1	—	—	—
Tam Cheuk Ho2	1	—	—	—
Wong Wah On Edward[2]	1	—	—	—
Yip Wing Hang	15,385	—	—	—
Zhu Youyi	29,212	—	—	—
Zou Yu	1	—	—	—
Key Employees		—	—	—
Yu Jun	11,235	—	—	—
Yao Yangli	27,703	—	—	—
Ma Xiongbing	54,277	—	—	—

———————

1	Mr. Li serves as director of certain subsidiaries of the Company. The amount does not include payments under an office sharing agreement pursuant to which Feishang Enterprise, a company controlled by Mr. Li, provides our subsidiary Feishang Management with certain shared office space (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below).

2	The amounts do not include payments to Anka under an office sharing agreement pursuant to which Anka provides certain accounting, administrative and secretarial services to the Company (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below). Anka is jointly owned by Messrs. Wong Wah On Edward and Tam Cheuk Ho.

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

On March 7, 2019, we entered into an employment agreement with Mr. Yu Jun for his services as general manager of Bayannaoer Mining for a term of one year expiring on March 6, 2020. The agreement was renewed on March 7, 2020, March 7, 2021, and March 7, 2022, respectively, with the same initial terms. For his services, Mr. Yu receives a basic salary at the rate of CNY5,000 (US$725) per month, and is eligible for a bonus. Mr. Yu also enjoys certain perquisites and is eligible for bonuses. These amounts are included in the table above.

On April 23, 2019, we entered into an employment agreement with Mr. Yao Yangli for his services as deputy chief engineer of Bayannaoer Mining for a term of one year expiring on April 22, 2020. The agreement was renewed on April 23, 2020, March 23, 2021, and March 23, 2022, respectively, with the same initial terms. For his services, Mr. Yao receives a basic salary at the rate of CNY14,666 (US$2,126) per month, and is eligible for a bonus. Mr. Yao also enjoys certain perquisites and is eligible for bonuses. These amounts are included in the table above.

On January 1, 2019, we entered into an employment agreement with Mr. Ma Xiongbing for his services as general manager of Shanghai Onway for a term of five years expiring on December 31, 2024. For his services, Mr. Ma receives a basic salary at the rate of CNY31,200 (US$4,523) per month. These amounts are included in the table above.

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

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive officers or directors. For each of the three years ended December 31, 2020, 2021 and 2022, no increases in cash compensation were determined by the Compensation Committee under the service agreements, and we paid or accrued nil, nil and nil, respectively, for cash compensation to our executive officers for their services as such.

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

Non-Employee Director Compensation

We pay our independent directors a monthly director’s fee equal to HK$10,000. We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We reimburse out-of-pocket expenses incurred by directors in attending Board and committee meetings. During the fiscal year ended December 31, 2022, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2022 (as adjusted by a five-to-one share combination on April 3, 2023):

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2014 Equity Compensation Plan	1,620,000	$3.115	17,923
Equity compensation plans not approved by security holders	—	N/A	—
Total	1,620,000	$3.115	17,923

Stock Option Plan

The 2014 Plan was authorized by our Board of Directors on June 20, 2014, and was ratified and approved by members on July 21, 2014.

The purposes of the 2014 Plan are to:

•	Encourage ownership of our common shares by our officers, directors, employees and advisors;

•	Provide additional incentive for them to promote our success and our business; and

•	Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

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

A total of 1,637,923 common shares (as adjusted by a five-to-one share combination on April 3, 2023) have been reserved for issuance under the 2014 Plan. On July 14, 2022, option awards have been granted to certain eligible individuals covering an aggregate of 1,620,000 (as adjusted by a five-to-one share combination on April 3, 2023) of the Company’s common shares under the 2014 Plan. The 2014 Plan terminates on June 19, 2024.

C.	Board Practices

As provided by our Memorandum and Articles, each director is to hold office for a three-year term expiring immediately following the annual meeting of shareholders held three years following the annual meeting at which he or she was elected.

At the annual meeting of shareholders in 2022, Messrs. Wong Wah On Edward and Tam Cheuk Ho were elected to serve as Class III directors until immediately following the annual meeting to be held in 2025 and until their successors have been duly elected and qualified. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II directors until immediately following the annual meeting to be held in 2024 and until their successors have been duly elected and qualified. Mr. Ng Kin Sing serves as Class I director until immediately following the annual meeting to be held in 2023 and until his successor has been duly elected and qualified.

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

We currently comply with the applicable specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other provisions of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. However, we have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the BVI do not require compliance with the same or substantially similar requirements:

•	A majority of our directors are not independent as defined by Nasdaq rules;

•	Our independent directors do not hold regularly scheduled meetings in executive session (rather, all Board members may attend all meetings of the Board of Directors);

•	The compensation of our executive officers is recommended but not determined by an independent committee of the Board or by the independent members of the Board of Directors; and our CEO is not prevented from being present in the deliberations concerning his compensation;

•	Related party transactions are not required to be reviewed;

•	We are not required to solicit member approval of stock plans or securities issuances, including those in which our officers or directors may participate; share issuances that will result in a change in control; the issuance of our shares in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or below market price issuances of 20% or more of our outstanding shares to any person; and

•	We are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600.

D.	Employees

As of the date of this Annual Report, we employed a total of 67 employees on a full-time basis consisting of (a) 58 employees engaged in rural wastewater treatment, (b) six employees engaged in metal exploration, and (c) three executive and administrative employees in corporate services. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees as of December 31, 2020, 2021, and 2022, including their principal category of activity and geographic location.

		Years Ended December 31,
		2020	2021	2022

Hong Kong	Accounting, administration and management	2	2	2
		2	2	2

The PRC	Accounting, administration and management (Shenzhen)	2	1	1
	Accounting, administration and management (Bayannaoer)	4	4	4
	Accounting, administration and management (Shanghai Onway)	28	40	36
	Sales and purchasing	5	4	3
	Cashier	4	4	4
	Construction management	16	19	16
	Mining exploration	1	1	1
		60	73	65
Total		62	75	67

E.	Share Ownership

The following table sets forth, as of April 30, 2023, the share ownership of the Company’s common shares by each of the individuals disclosed in response to Item 6.B. of this Annual Report.

As of May 5, 2023, there were 8,197,897 common shares issued and outstanding (as adjusted by a five-to-one share combination on April 3, 2023). Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers, and Mr. Li Feilie, do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class

Li Feilie	5,371,553	(1)	65.52%
Wong Wah On Edward	80,000		0.98%
Tam Cheuk Ho	56,386		0.69%
Lam Kwan Sing	—		—
Ma Xiongbing	—		—
Ng Kin Sing	—		—
Peng Wenlie	—		—
Yao Yangli	—		—
Yip Wing Hang	—		—
Yu Jun	—		—
Zhu Youyi	—		—
Zou Yu	—		—
Officers and directors as a group (12 persons)	5,507,939		67.197%

———————

(1)	Mr. Li is not an officer or director of CHNR but is an officer and/or director of certain of our subsidiaries, and ultimately controls the Company through his beneficial ownership of our shares, his ability to elect the Board of Directors and his ownership of a substantial amount of Company debt. This number consists of (a) 5,311,553 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly owned by Mr. Li, and (b) 60,000 outstanding common shares held by Mr. Li.

Please refer to the discussion of our equity compensation plan and securities authorized for issuance thereunder under “Item 6.B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Compensation – Securities Authorized for Issuance Under Equity Compensation Plans,” above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Major Shareholders

Please refer to “Item 6.E. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Share Ownership.”

Significant Changes in Ownership

In August 2020, we issued 9,077,166 common shares to Feishang Group, which is indirectly wholly owned by Mr. Li Feilie, our controlling shareholder, in exchange for 120 million shares of FARL held by Feishang Group. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares.” In January 2021, we issued 3.96 million common shares in a registered offering, and concurrently privately placed warrants exercisable for up to 1.98 million common shares. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” In July 2021, we issued 3.0 million common shares, and transferred our 120 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.5 million), to Feishang Group in exchange for all outstanding shares of PST Technology and the transfer to us of approximately CNY130.0 million (US$18.8 million) of PST Technology’s outstanding debt previously owed to Mr. Li Feilie. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of PST Technology.” As a result of this issuance, Mr. Li Feilie was the beneficial owner of 65.59% of our common shares. Other than the foregoing events, there have been no significant changes in the percentage of ownership held by the major shareholder during the past three years.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of May 5, 2023, on that date our common shares were held of record by approximately 175 persons, 155 of whom, holding approximately 27.3% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

Control

To our knowledge, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the Company, and, except as otherwise disclosed in this Annual Report, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.	Related Party Transactions

As discussed above, we have received letters from Feishang Group and Feishang Enterprise, entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, both dated May 15, 2023 which state that Feishang Group and Feishang Enterprise will provide continuous financial support (in the form of interest-free loans) to us in relation to the going concern of our operations, including not recalling any amounts due to them until we are in a position to settle the amounts due without having a detrimental impact on our financial resources, and that Feishang Enterprise will pay debts on our behalf when needed. As far as the Company understands, there are no limitations on the amount, provision or duration of support from Feishang Group or Feishang Enterprise.

Feishang Enterprise and Feishang Group are each beneficially owned by Mr. Li Feilie, the principal beneficial owner of the Company, and members of his family. Mr. Li is also the former Chief Executive Officer and Chairman of the Company and currently serves as a director of certain subsidiaries of the Company. Mr. Wong Wah On Edward, the Chief Executive Officer and Chairman of the Company, is also a director of certain affiliates of Feishang Group.

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

Acquisition of PST Technology

On July 27, 2021, the Company entered into the PST Technology SPA with Mr. Li Feilie pursuant to which the Company issued three million restricted shares of the Company’s common shares, and transferred its 120 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.5 million), to Feishang Group in exchange for all outstanding shares of PST Technology Limited and the transfer to the Company of approximately CNY130.0 million (US$18.8 million) of PST Technology’s outstanding debt previously owed to Mr. Li, which debt was eliminated upon consolidation. PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC projects and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. The total value of the consideration that the Company provided to Mr. Li was approximately CNY104.1 million (US$15.1 million), which amount was a 20% discount to the valuation (including the assigned debt) of PST Technology provided by an independent valuation firm.

Acquisition of Williams Minerals

On February 27, 2023, the Company entered into the Zimbabwe SPA with Feishang Group, Top Pacific, Mr. Li Feilie and Mr. Yao Yuguang, to indirectly acquire all interests in Williams Minerals, which owns the mining permit for a Zimbabwean lithium mine. At the time of the entry into the Zimbabwe SPA, Feishang Group owned 70% of Williams Minerals, and Top Pacific, a non-affiliate, owned the remaining 30%. Under the Zimbabwe SPA, it is expected that the Company will indirectly acquire all interests in Williams Minerals in the second fiscal quarter of 2023, and that the Company’s “ownership” (which, as defined in the Zimbabwe SPA, relates to its legal possession and control) of the Zimbabwean lithium mine will vest cumulatively, region by region from 2024 through 2026, contingent upon the issuance of independent technical reports and the Company’s full settlement of the purchase consideration in cash and restricted shares. For each relevant region of the lithium mine, until the Company’s legal possession and control vests, the Sellers will maintain legal possession and control, including the right of exploration, sale of lithium, and the revenue derived therefrom, as well as liability for operational costs and third-party claims.

Subject to the terms and conditions of the Zimbabwe SPA, the Company plans to issue restricted shares as 50% of the consideration for the Acquisition, with the remaining 50% of the consideration comprised of a promissory note and/or cash, for maximum consideration of US$1.75 billion (3.5 million estimated tons of measured, indicated and inferred resources of lithium oxide (grade 1.06% or above in accordance with the standard under the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves) priced at US$500 per ton). The Company may issue restricted CHNR shares at a discount to the market price to secure a portion of the required capital. On April 14, 2023, the Company announced that it completed its due diligence investigation with satisfactory results and decided to proceed with the Acquisition. The Company paid an aggregate of $35 million by way of promissory notes (instead of cash) as a deposit as a deposit on April 21, 2023, and will pay an aggregate of $140 million by way of promissory notes and/or cash as an initial installment.

Completion of the Acquisition is contingent upon the satisfaction of a number of conditions, including, among other things, the transfer of ownership interests in Williams Minerals from the Sellers to the intermediate holding company; the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration in cash and restricted shares. There is no guarantee that the Acquisition will close or be completed at the anticipated valuation and terms, or at all.

The foregoing description of the Zimbabwean SPA is only a summary and is qualified in its entirety by reference to the Sale and Purchase Agreement between China Natural Resources, Inc., Feishang Group Limited, Top Pacific (China) Limited, Li Feilie and Yao Yuguang, dated February 27, 2023, a copy of which has been incorporated by reference as Exhibit 4.17 to this Annual Report.

Commercial Transactions with Related Companies

Commercial transactions with related companies (in thousands) are summarized as follows:

	Year Ended December 31,
	2020	2021	2022
	CNY	CNY	CNY

Interest income received from Feishang Enterprise (1)	6,792	3,396	—
CHNR’s share of office rental, rates and others to Anka (2)	1,368	1,343	1,175
Feishang Management’s share of office rental to Feishang Enterprise (3)	166	166	166
Shenzhen New PST’s share of office rental to Feishang Enterprise (4)	90	90	90

———————

(1)	The Company’s subsidiary, Shanghai Onway, entered into a series of contracts to provide a loan amounting to CNY80,000 at an interest rate of 9% per annum to Feishang Enterprise from March 2, 2018 to June 30, 2021.

(2)	The Company signed a contract with Anka to lease 184 square meters of office premises for 2 years, from July 1, 2018 to June 30, 2020, subsequently extended to June 30, 2024. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka. Costs presented here include both rent and services.

(3)	On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2022, which will expire on September 30, 2023.

(4)	Shenzhen New PST signed a contract with Feishang Enterprise to lease 96 square meters of office premises for 12-month period from March 14, 2021 to March 13, 2022 and renewed the contract with same terms for another 12-month period from March 14, 2022 to March 13, 2023.

Balances with Related Parties

	Amounts in thousands
	As of December 31,
	2020	2021	2022
	CNY	CNY	CNY
Receivables from related parties
Xizang Xingwang Investment Co. Ltd. (“Xizang Xingwang”) (1)(5)	44,668	—	—
Feishang Enterprise (1)(6)	79,225	—	—
Payables to related parties
Feishang Enterprise (1)(2)	6,646	3,019	495
Feishang Group (1)(3)	7,149	14,050	7,153
Anka Capital Limited (“Anka Capital”) (4)	2,780	2,691	2,913
Shenzhen Qianhai Feishang Industrial Investment Co., Ltd. (“Qianhai Industrial”) (1)(7)	70,033	—	—

Dividend payable to related parties
Qianhai Industrial (1)(8)	—	5,048	—

Lease liabilities to related parties
Anka (4)	1,092	372	1,022

———————

(1)	Feishang Enterprise, Feishang Group, Xizang Xingwang and Qianhai Industrial are entities controlled by Mr. Li Feilie, who is the principal beneficial owner of the Company.

(2)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(3)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(4)	Anka Capital and Anka are each jointly owned by Messrs. Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company. The payable to Anka Capital represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(5)	The receivable due from Xizang Xingwang as of December 31, 2020 represents an unsecured and interest-free loan amounting to CNY45.0 million provided by Shenzhen Qianhai. The corresponding expected credit loss allowance as of December 31, 2020 was CNY332,000. Shenzhen Qianhai received full repayment of CNY 45.0 million from Xizang Xingwang on May 17, 2021.

(6)	The receivable due from Feishang Enterprise as of December 31, 2020 represents a loan provided by the Group through Shanghai Onway with a principal amount of CNY80.0 million at interest rate of 9% per annum. The corresponding expected credit loss allowance as of December 31, 2020 was CNY775,000. On July 1, 2021, Feishang Enterprise repaid the outstanding amount owed to the Group through Shenzhen Qianhai, the direct parent of Shanghai Onway.

(7)	The payable to Qianhai Industrial by Shenzhen Qianhai represents the net amount of advances from Qianhai Industrial. The balance is unsecured and interest-free. During the year ended December 31, 2021, Shenzhen Qianhai repaid CNY50.1 million in cash. The remaining indebtedness of CNY20.0 million was changed to indebtedness owed to the Company through the acquisition of PST Technology in July 2021.

(8)	The dividend payable to Qianhai Industrial represents the declared dividend which was approved at the shareholder meeting of Shenzhen Qianhai on June 22, 2021, prior to the acquisition of Shenzhen Qianhai by the Group. It was paid by Shenzhen Qianhai as of December 31, 2022.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

As previously announced, we received a notification letter from Nasdaq on April 27, 2022, advising the Company that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The notification letter provided that the Company had 180 calendar days, or until October 24, 2022, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s common shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days.

On October 25, 2022, we received a second notice letter from Nasdaq, in which Nasdaq granted us an additional 180 days, or until April 24, 2023, to regain compliance, because the Company met the continued listing requirement for market value of publicly held shares and all other applicable requirements, except the bid price requirement.

On April 3, 2023, we effected a five-to-one share combination of issued and outstanding shares, which was intended to increase the per share trading price of the Company’s common shares to satisfy the $1.00 minimum bid price required for continued listing on Nasdaq.

On April 18, 2023, we received a notice letter from Nasdaq confirming that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2).

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information contained in our Registration Statement on Form F-3 (File No. 333-268454), declared effective by the SEC on February 10, 2023, under the heading “Our Charter and Certain Provisions of BVI Law” is hereby incorporated by reference.

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

The Investors Warrants are exercisable immediately as of the date of issuance until 36 months after the date of issuance at an initial exercise price of $2.35 per share. The exercise price of the Investors Warrants is subject to full-ratchet anti-dilution adjustment in the case of future issuances of common shares of the Company below the Investors Warrants’ exercise price then in effect, as well as customary adjustment in case of share splits, share dividends, share combinations and similar recapitalization transactions. On July 14, 2022, the exercise price has been reduced to $0.623. A holder of the Investors Warrants also will have the right to exercise such warrants on a cashless basis if a registration statement or prospectus contained therein is not available for the issuance of all common shares issuable upon exercise thereof. The exercisability of the Investors Warrants may also be limited if, upon exercise, the holder and its affiliates would in aggregate beneficially own more than 4.99% or 9.99% of the Company’s common shares, which percentage shall be elected by the holder on or prior to the issuance date.

FT Global Capital, Inc. (the “Placement Agent”) acted as the exclusive placement agent in connection with the Registered Offering and the private placement pursuant to the terms of a placement agency agreement, dated January 20, 2021, between the Company and the Placement Agent (the “Placement Agent Agreement”). Pursuant to the Placement Agent Agreement, the Company agreed to pay the Placement Agent a cash fee equal to 8% of the aggregate proceeds received by the Company from the sale of its securities to investors introduced to the Company by the Placement Agent. In addition to the cash fee, the Company agreed to issue to the Placement Agent warrants to purchase an aggregate of up to 10% of the aggregate number of shares sold in the Registered Offering (the “Placement Agent Warrants”). The Placement Agent Warrants are on the same terms and conditions as the Investors Warrants, exercisable at a price of $2.35 per share, subject to a 180-day delay in the exercise period. On July 14, 2022, the exercise price has also been reduced to $0.623.

On June 30, 2021, Shenzhen Qianhai signed a loan agreement with Shenzhen Chaopeng, pursuant to which Shenzhen Chaopeng borrowed CNY80.0 million from Shenzhen Qianhai with an annual interest rate of 9% and a term of one year. The loan agreement was renewed for another year on June 30, 2022. See “Item 5.B. – OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Liquidity and Capital Resources – Other Receivables” for additional information.

In July 2021, we issued 3.0 million common shares, and transferred our 120.0 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.5 million), to Feishang Group in exchange for all outstanding shares of PST Technology and the transfer to us of approximately CNY130.0 million (US$18.8 million) of PST Technology’s outstanding debt previously owed to Li Feilie. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of PST Technology” for additional information.

On February 27, 2023, the Company entered into the Zimbabwe SPA with Feishang Group, Top Pacific, Li Feilie and Yao Yuguang, to acquire the entire share capital of Williams Minerals. See “Item 4.A. – INFORMATION OF THE COMPANY – History and Development of the Company – Acquisition of Williams Minerals” for additional information.

The Company is a beneficiary of letters from Feishang Group and Feishang Enterprise regarding their provision of financial support to the Company, executed on May 15, 2023, copies of which are incorporated by reference as Exhibit 4.7 and 4.8 to this Annual Report.

D.	Exchange Controls

There are no material BVI laws, decrees, regulations or other pieces of legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to nonresident holders of our shares. BVI law and our Memorandum and Articles impose no limitations on the right of nonresident or foreign owners to hold or vote our common shares. However, we operate through subsidiaries located in the PRC, and the payment of dividends by PRC companies is subject to certain restrictions imposed under PRC law. See “Item 3.D. – KEY INFORMATION – Transfers of Cash and Assets Between Our Company and Our Subsidiaries” for further information.

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

In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving Policies for Foreign Exchange Administration for Direct Investment (“SAFE Circular 13”), which took effect on June 1, 2015. Under SAFE Circular 13, the foreign exchange procedures are further simplified, and foreign exchange registrations of direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches. However, the foreign invested enterprises were still prohibited by SAFE Circular 13 to use the RMB converted from foreign currency-registered capital to extend entrustment loans, repay bank loans or inter-company loans.

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

BVI Taxation

This summary has been prepared based upon management’s understanding of applicable tax consequences, but has not been reviewed by counsel or other experts in U.S. or BVI taxation. This summary does not address all possible tax consequences relating to an investment in our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax of non-BVI tax laws, except to the extent described above under “Item 10.E. ADDITIONAL INFORMATION – Taxation – United Stated Federal Income Taxation.” Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common shares. The discussion below is based upon laws and relevant interpretations in effect as of the date of this Annual Report, all of which are subject to change. Under the BVI Business Companies Act (as amended) as currently in effect, companies incorporated or registered under the BVI Business Companies Act are exempt from income and corporate tax. In addition, the BVI currently does not levy capital gains tax on companies incorporated or registered under the Business Companies Act.

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

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

The documents concerning the Company that are referred to in this Annual Report may be inspected at the Company’s principal executive offices at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company does not currently maintain an agent in the United States. Certain documents described in response to Item 19. of this Annual Report are filed with this Annual Report and others are incorporated by reference to documents previously filed by the Company with the SEC. The documents that are filed herewith or incorporated by reference can be viewed on the SEC’s website at www.sec.gov.

I.       Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risk

We were not exposed to equity price risk as of December 31, 2022, following the disposal of FARL’s equity securities in July 2021.

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

Commodity Price Risk

We were not exposed to commodity price risk as of December 31, 2022, as we did not have any copper ore in inventory on that date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange Act. As of December 31, 2022, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2022, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the periods specified by the SEC’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2022, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2022 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In general, an “audit committee financial expert” within the meaning of Item 16A. of Form 20-F is an individual member of the Audit Committee who:

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

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing is each an “audit committee financial expert” within the meaning of Item 16A of Form 20-F. Each of our “audit committee financial experts” is independent as that term is used in Nasdaq Marketplace Rule 5605(a)(2).

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

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. It is a “Code of Ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at https://www.chnr.net/CorporateGovernance/39.html, and a copy is incorporated by reference as Exhibit 11 to this Annual Report. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services provided by Ernst & Young Hua Ming LLP (PCAOB ID No. 1408), Beijing, China, our independent registered public accounting firm, for fiscal years 2021 and 2022.

	Fiscal Year 2021		Fiscal Year 2022

Audit Fees	US$	619,110	US$	351,125
Audit-Related Fees	US$	75,112	US$	180,000
Tax Fees		—		—
All Other Fees		—		—

Total	US$	694,222	US$	531,125

Audit Fees – This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees – This category includes the fees for the registered public offering of common shares, concurrent private placement of warrants in 2021, and related filing of a resale registration statement on Form F-3 and Form S-8 in 2021 and 2022.

Tax Fees – This category includes the aggregate fees billed or to be billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

All Other Fee – This category includes the aggregate fees billed or to be billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported above.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Audit Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. All the audit fees paid to Ernst & Young Hua Ming LLP with respect to fiscal years 2021 and 2022 were approved by the Audit Committee.

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

In June 2022, we were conclusively listed by the SEC as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this Annual Report.

As of the date of this Annual Report, to our knowledge, (i) no governmental entities in the BVI or in the PRC own our shares, (ii) the governmental entities in the PRC do not have a controlling financial interest in us, (iii) none of the members of our Board of Directors is an official of the Chinese Communist Party, and (iv) none of our currently effective memorandum and articles of association (or equivalent organizing document) contains any charter of the Chinese Communist Party.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements are attached hereto as Appendix A beginning on page F-1 of this Annual Report.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F. Certain exhibits have been previously filed with the SEC pursuant to the Exchange Act, as amended (Commission File Number 000-26046).

Exhibit No.	Exhibit Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Exhibit 99.1 to the Current Report on Form 6-K furnished January 30, 2014, and incorporated herein by reference).
2.1	Description of China Natural Resources, Inc.’s Securities Registered under Section 12 of the Securities Exchange Act of 1934, as Amended (included as Exhibit 2.1 to the Annual Report on Form 20-F filed June 12, 2020, and incorporated herein by reference).
2.2	Form of Investors Warrant (included as Exhibit 2.1 to the Current Report on Form 6-K furnished January 20, 2021, and incorporated herein by reference).
2.3	Form of Placement Agent Warrant (included as Exhibit 2.2 to the Current Report on Form 6-K furnished January 20, 2021, and incorporated herein by reference).
4.1	2014 Equity Compensation Plan (included as Annex A of Exhibit 99.1 to the Current Report on Form 6-K furnished August 13, 2014, and incorporated herein by reference).
4.2	Service Agreement dated as of April 2, 2015, by and between the Company and Tam Cheuk Ho (included as Exhibit 99.1 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).
4.3	Service Agreement dated as of April 2, 2015, by and between the Company and Wong Wah On Edward (included as Exhibit 99.2 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).
4.4	License Agreement dated April 1, 2017, by and between Anka Consultants Limited and China Natural Resources, Inc. (included as Exhibit 4.15 to the Annual Report on Form 20-F filed June 19, 2017, and incorporated herein by reference).
4.5	Inner Mongolia Wulatehouqi Moruogu Tong Mine Cooperation Agreement on Mineral Exploration dated August 20, 2017, by and between Bayannaoer City Feishang Mining Company Limited and Bayannaoer Jijincheng Mining Co., Ltd. (included as Exhibit 4.25 to the Annual Report on Form 20-F filed April 30, 2018, and incorporated herein by reference).
4.6	Sale and Purchase Agreement dated July 27, 2021, by and between China Natural Resources, Inc. and Li Feilie (included as Exhibit 4.1 to the Current Report on Form 6-K furnished July 27, 2021, and incorporated herein by reference).
4.7	Confirmation of Financial Support to China Natural Resources, Inc., dated May 15, 2023, from Feishang Group Ltd. (filed herewith).
4.8	Confirmation of Financial Support to China Natural Resources, Inc., dated May 15 2023, from Feishang Enterprise Group Co., Ltd. (filed herewith).
4.9	Domestic Garbage and Sewage Treatment Infrastructure at Villages and Towns, Wujiang District, Whole PPP Project Package, PPP Project Contract – Purchaser: Housing and Urban-Rural Development Bureau of Wujiang District, Shaoguan City, by and among Shanghai Onway Environmental Development Co., Ltd., Guangzhou Ruiyi Environmental Protection Technology Co., Ltd., Guangdong Xifu Environmental Protection Technology Co., Ltd., Guangdong Xinzhen Construction Engineering Co., Ltd., and Shaoguan Angrui Environmental Technology Development Co. Ltd., dated August 2018 (included as Exhibit 4.9 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.10	Fixed Assets Loan Contract, between the Bank of Communications Co., Ltd. and Shaoguan Angrui Environmental Technology Development Co. Ltd., dated August 29, 2019(included as Exhibit 4.10 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.11	Guarantee Contract, between Bank of Communications Co., Ltd. and Feishang Enterprise Group Co., Ltd., dated August 29, 2019 (included as Exhibit 4.11 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.12	Guarantee Contract, between Bank of Communications Co., Ltd. and Shanghai Onway Environmental Development Co., Ltd., dated August 29, 2019 (included as Exhibit 4.12 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).

4.13	Accounts Receivable Pledge Contract, between Bank of Communications Co., Ltd. and Shaoguan Angrui Environmental Technology Development Co., Ltd., dated August 29, 2019 (included as Exhibit 4.13 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.14	Equity Pledge Contract, between Bank of Communications Co., Ltd. and Shanghai Onway Environmental Development Co., Ltd., dated August 29, 2019 (included as Exhibit 4.14 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.15	Loan Agreement, between Shenzhen Qianhai Feishang Environmental Investment Co., Ltd and Shenzhen Chaopeng Investment Co., Ltd, dated June 30, 2021 (included as Exhibit 4.15 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference ).
4.16	Irrevocable Letter of Guarantee for Joint and Several Liability, dated June 30, 2021, from Shenzhen Feishang Investment Co., Ltd. (filed herewith).
4.17	Sale and Purchase Agreement dated February 27, 2023, by and among the Company, Feishang Group Limited, Top Pacific (China) Limited, Li Feilie and Yao Yuguang (included as Exhibit 99.2 to the Current Report on Form 6-K furnished February 28, 2023, and incorporated herein by reference).
8	Subsidiaries of the Registrant (filed herewith).
11	Code of Business Conduct and Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB filed March 30, 2004, and incorporated herein by reference).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
15.1	Consent of Ernst & Young Hua Ming LLP to incorporation of audit report dated May 15, 2023, into registration statements on Form F-3 (SEC File No. 333-252895, SEC File No. 333-266219 and SEC File No. 333-268454) (filed herewith).
15.2	Press release dated May 15, 2023 (furnished herewith).
101.INS	Inline XBRL Instance Document. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: May 15, 2023	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm, together with the consolidated financial statements for the Company and its subsidiaries, including:

a.	Consolidated statements of profit or loss for the years ended December 31, 2020, 2021 and 2022

b.	Consolidated statements of comprehensive income for the years ended December 31, 2020, 2022 and 2022

c.	Consolidated statements of financial position as of January 1, 2020, December 31, 2021 and 2022

d.	Consolidated statements of changes in equity for the years ended December 31, 2020, 2021 and 2022

e.	Consolidated statements of cash flows for the years ended December 31, 2020, 2021 and 2022

f.	Notes to the consolidated financial statements

CHINA NATURAL RESOURCES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Recoverability of trade receivables and contract assets

Description of the Matter

As of December 31, 2022, the Company had trade receivables of CNY57,280,000 and contract assets of CNY111,360,000, net of expected credit losses (“ECL”) allowance of CNY13,625,000 and CNY733,000, respectively, and recognized a net reversal of expected credit loss of CNY3,818,000 for the year ended December 31, 2022. As described in Notes 2.5(k), 14 and 15 to the consolidated financial statements, the Company estimates expected credit losses for trade receivables and contract assets using a provision matrix that is based on past collection history, age of balances, and adjusted for forward-looking factors for each debtors’ group with similar risk characteristic.

Auditing expected credit loss allowance for trade receivables and contract assets is complex and subjective due to the highly judgmental nature of determining the composition of each debtor group and quantifying the impact of the forward-looking factors on expected credit loss.

How We Addressed the Matter in Our Audit

We obtained an understanding of management’s processes related to monitoring and assessing the recoverability of trade receivables and contract assets.

To test the adequacy of the loss allowances related to trade receivables and contract assets, our audit procedures included, among others, evaluating the methodology used, significant assumptions and the underlying data used by the Company. We evaluated management’s methodology for determining the segmentation of debtor groups based on credit risk characteristics. We evaluated the appropriateness of the Company’s methodology used to measure expected credit loss and evaluated management’s analysis of the forward-looking factors used in the expected credit loss model. We also involved our internal actuarial specialists to evaluate the appropriateness of the methodology and expectation of forward-looking factors to estimate the credit loss allowances. In addition, we tested the underlying data used in the credit risk analysis and measuring expected credit losses.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2015.

Beijing, the People’s Republic of China

May 15, 2023

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2020	2021	2022	2022
		CNY	CNY	CNY	US$
	Notes

Revenue	3	42,498	18,735	20,306	2,944
Cost of sales	6	(39,215)	(18,494)	(14,485)	(2,100)
Gross profit		3,283	241	5,821	844

Selling and distribution expenses		(758)	(922)	(700)	(103)
Administrative expenses		(18,853)	(22,869)	(36,749)	(5,328)
Other income/(losses)		1,616	(183)	904	131
Fair value gain/(loss) on financial instruments, net	6	31,334	(38,349)	1,007	146
Impairment (losses)/reversal on financial assets	6	(4,162)	(3,330)	1,073	156
Finance costs	5	(3,749)	(4,359)	(3,395)	(492)
Finance income	5	15,468	16,935	15,607	2,263

PROFIT/(LOSS) BEFORE INCOME TAX	6	24,179	(52,836)	(16,432)	(2,383)

Income tax expense	8	(1,258)	(2,135)	(5,864)	(850)

PROFIT/(LOSS) FOR THE YEAR		22,921	(54,971)	(22,296)	(3,233)

ATTRIBUTABLE TO:
Owners of the Company		24,336	(48,152)	(24,623)	(3,570)
Non-controlling interests		(1,415)	(6,819)	2,327	337

(LOSS)/PROFIT for the year		22,921	(54,971)	(22,296)	(3,233)

EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- Earnings/(loss) per share	9	3.89	(5.91)	(3.00)	(0.44)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands)

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

PROFIT/(LOSS) FOR THE YEAR	22,921	(54,971)	(22,296)	(3,233)

Other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	6,172	3,252	(8,094)	(1,172)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	(5,469)	(10,909)	9,593	1,391

Total other comprehensive income/(loss) for the year, net of tax	703	(7,657)	1,499	219

TOTAL COMPREHENSIVE (LOSS)/ INCOME FOR THE YEAR	23,624	(62,628)	(20,797)	(3,014)

Attributable to:
Owners of the Company	25,039	(55,809)	(23,124)	(3,351)
Non-controlling interests	(1,415)	(6,819)	2,327	337

TOTAL COMPREHENSIVE (LOSS)/ INCOME FOR THE YEAR	23,624	(62,628)	(20,797)	(3,014)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands)

		December 31,
		2021	2022	2022
		CNY	CNY	US$
	Notes

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11	715	424	61
Intangible assets	12	20,189	19,381	2,810
Right-of-use assets	13	2,351	2,993	434
Trade receivables	14	9,501	10,520	1,525
Contract assets	15	91,035	89,713	13,006
Deferred tax assets	24	66	—	—
Other non-current assets		10	4	1

TOTAL NON-CURRENT ASSETS		123,867	123,035	17,837

CURRENT ASSETS
Inventories		986	729	106
Trade receivables	14	41,526	46,760	6,779
Bills receivable	22	—	8,500	1,232
Contract assets	15	15,331	21,647	3,138
Prepayments		2,236	1,732	251
Other receivables	16	86,201	82,733	11,993
Other current assets		4,942	3,160	457
Cash and cash equivalents	17	58,359	31,695	4,595

TOTAL CURRENT ASSETS		209,581	196,956	28,551

TOTAL ASSETS		333,448	319,991	46,388

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands)

		December 31,
		2021	2022	2022
		CNY	CNY	US$
	Notes

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	18	21,118	20,326	2,946
Contract liabilities		690	690	100
Other payables and accruals	19	12,098	16,724	2,425
Income tax payable		9,254	10,732	1,556
Provisions	20	—	494	72
Dividends payable	10	5,048	—	—
Interest-bearing loans and borrowings	21	3,000	3,000	435
Derivative financial liabilities	22	1,710	824	119
Lease liabilities	13	981	1,317	190
Due to related companies	26	5,710	3,408	494
Due to the Shareholder	26	14,050	7,153	1,037

TOTAL CURRENT LIABILITIES		73,659	64,668	9,374

NON-CURRENT LIABILITIES
Deferred tax liabilities	24	2,544	5,276	765
Lease liabilities	13	1,208	1,598	232
Interest-bearing loans and borrowings	21	74,000	71,000	10,293

TOTAL NON-CURRENT LIABILITIES		77,752	77,874	11,290

TOTAL LIABILITIES		151,411	142,542	20,664

EQUITY
Issued capital	25	450,782	450,782	65,351
Other capital reserves	25	719,110	735,319	106,600
Accumulated losses		(1,084,387)	(1,109,010)	(160,775)
Other comprehensive losses		(10,821)	(9,322)	(1,352)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		74,684	67,769	9,824
NON-CONTROLLING INTERESTS		107,353	109,680	15,900

TOTAL EQUITY		182,037	177,449	25,724

TOTAL LIABILITIES AND EQUITY		333,448	319,991	46,388

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands)

	Attributable to Owners of the Company
	Issued capital	Other capital reserves	Accumulated losses	Other comprehensive (loss)/income	Total	Non-controlling interests	Total equity
	CNY	CNY	CNY	CNY	CNY	CNY	CNY
Balance as of January 1, 2020	340,875	763,729	(1,055,523)	(3,867)	45,214	120,487	165,701
Income/(loss) for the year	—	—	24,336	—	24,336	(1,415)	22,921
Foreign currency translation adjustments	—	—	—	703	703	—	703
Total comprehensive income/(loss)	—	—	24,336	703	25,039	(1,415)	23,624
Issuance of shares	78,216	24,258	—	—	102,474	—	102,474
Balance as of December 31, 2020	419,091	787,987	(1,031,187)	(3,164)	172,727	119,072	291,799

Balance as of January 1, 2021	419,091	787,987	(1,031,187)	(3,164)	172,727	119,072	291,799
Income/(loss) for the year	—	—	(48,152)	—	(48,152)	(6,819)	(54,971)
Foreign currency translation adjustments	—	—	—	(7,657)	(7,657)	—	(7,657)
Total comprehensive loss	—	—	(48,152)	(7,657)	(55,809)	(6,819)	(62,628)
Deemed distribution to the controlling shareholder	—	(75,651)	—	—	(75,651)	—	(75,651)
Dividends declared	—	—	(5,048)	—	(5,048)	—	(5,048)
Dividends paid to non-controlling shareholders	—	—	—	—	—	(4,900)	(4,900)
Issuance of shares	31,691	—	—	—	31,691	—	31,691
Equity-settled share-based payments	—	2,311	—	—	2,311	—	2,311
Others	—	4,463	—	—	4,463	—	4,463
Balance as of December 31, 2021	450,782	719,110	(1,084,387)	(10,821)	74,684	107,353	182,037

Balance as of January 1, 2022	450,782	719,110	(1,084,387)	(10,821)	74,684	107,353	182,037
Income/(loss) for the year	—	—	(24,623)	—	(24,623)	2,327	(22,296)
Foreign currency translation adjustments	—	—	—	1,499	1,499	—	1,499
Total comprehensive (loss)/income	—	—	(24,623)	1,499	(23,124)	2,327	(20,797)
Equity-settled share-based payments (Note 27)	—	16,209	—	—	16,209	—	16,209
Balance as of December 31, 2022	450,782	735,319	(1,109,010)	(9,322)	67,769	109,680	177,449
Balance as of December 31, 2022 (US$)	65,351	106,600	(160,775)	(1,352)	9,824	15,900	25,724

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands)

		Year Ended December 31,
		2020	2021	2022	2022
		CNY	CNY	CNY	US$
	Notes

OPERATING ACTIVITIES
Profit/(loss) before income tax for the year		24,179	(52,836)	(16,432)	(2,383)

Adjustments for:
Interest expenses		3,457	4,128	4,015	582
Interest income		(7,330)	(7,358)	(6,883)	(998)
Gain on disposal of property, plant and equipment		—	—	(5)	(1)
Consultants share option expenses	6	—	—	16,152	2,342
Expenses related to issuance of shares	6	—	1,579	—	—
Fair value (gain)/loss on financial instruments, net	6	(31,334)	38,349	(1,007)	(146)
Depreciation of property, plant and equipment	6	565	510	304	44
Depreciation of right-of-use assets	6	1,663	1,366	1,413	205
Amortization of intangible assets	6	156	884	813	118
Impairment losses/(reversal) on trade receivables	6	4,544	3,840	(3,989)	(578)
Impairment losses on contract assets	6	172	357	171	25
Impairment losses on other receivables	6	—	239	2,745	397
Impairment reversal on amounts due from related companies	6	(554)	(1,106)	—	—

Changes in working capital
Inventories		(201)	(148)	257	37
Trade and bills receivables		26,263	6,580	(10,764)	(1,560)
Contract assets		(18,595)	(780)	(5,165)	(749)
Prepayments		406	(1,852)	504	73
Other receivables		41	(930)	321	47
Other current assets		(504)	1,805	1,829	265
Trade payables		(38,471)	(7,507)	(792)	(115)
Other payables and accruals		(10,961)	813	3,280	476
Provisions		—	—	494	72

Cash used in operations		(46,504)	(12,067)	(12,739)	(1,847)

Income tax paid		(22)	(1)	(47)	(7)

Net cash flows used in operating activities		(46,526)	(12,068)	(12,786)	(1,854)

INVESTING ACTIVITIES
Interest received		7,667	3,760	7,291	1,057
Additions of service concession right		(7,575)	(68)	—	—
Purchase of property, plant and equipment		(266)	(28)	(17)	(2)
Purchase of intangible assets		—	—	(5)	(1)
Prepayment for right-of-use assets		—	(55)	(228)	(33)
Purchase of structured deposit products		(45,000)	(60,000)	—	—
Disposal of property, plant and equipment		6	6	9	1
Disposal of a subsidiary		—	(263)	—	—
Loan to an unrelated company		—	(80,000)	—	—
Repayment from loans due from related companies		—	125,000	—	—
Proceeds from maturity of structured deposit products		40,000	65,000	—	—

Net cash flows (used in)/from investing activities		(5,168)	53,352	7,050	1,022

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands)

		Year Ended December 31,
		2020	2021	2022	2022
		CNY	CNY	CNY	US$
	Notes

FINANCING ACTIVITIES
Proceeds from issuance of shares		—	41,996	—	—
Proceeds from bank loans		50,000	—	—	—
Repayments of bank loans		—	(3,000)	(3,000)	(435)
Advances from related companies		4,082	360	—	—
Advances from the Shareholder		462	—	—	—
Repayment to related companies		—	(50,148)	(2,765)	(401)
Repayments to the Shareholder		—	(7,149)	(6,885)	(998)
Payment of principal portion of lease liabilities		(1,769)	(1,463)	(1,120)	(162)
Payment of interest expenses on lease liabilities		(80)	(150)	(133)	(19)
Deemed distribution to the controlling shareholder		—	(10,297)	—	—
Payments related to issuance of shares		(72	—	—	—
Dividends paid to non-controlling shareholders		—	(4,900)	—	—
Dividends paid to former non-controlling shareholders		—	—	(5,048)	(732)
Interest paid		(4,028)	(4,035)	(3,882)	(563)

Net cash flows from/(used in) financing activities		48,595	(38,786)	(22,833)	(3,310)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(3,099)	2,498	(28,569)	(4,142)

NET FOREIGN EXCHANGE DIFFERENCE		281	(719)	1,905	277

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		59,398	56,580	58,359	8,460

CASH AND CASH EQUIVALENTS AT END OF YEAR	17	56,580	58,359	31,695	4,595

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

As of the date of this report, the Company had direct and indirect interests in the following subsidiaries, the particulars of which are set out below:

	Place of incorporation/ registration and operations	Nominal value of issued common/ registered share capital	Percentage of equity attributable to the Company			Principal activities
Name			Direct	Indirect
China Coal Mining Investment Limited (“China Coal”)	Hong Kong	*	100	—		Investment holding
FMH Corporate Services Inc.	United States	*	100	—		Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	*	—	100		Investment holding
Feishang Mining Holdings Limited	BVI	*	100	—		Investment holding
Feishang Yongfu Mining Limited	Hong Kong	*	—	100		Investment holding
Newhold Investments Limited	BVI	*	100	—		Investment holding
Pineboom Investments Limited	BVI	*	100	—		Investment holding
Shenzhen Feishang Management and Consulting Co., Limited (“Feishang Management”)	PRC/Mainland China	CNY10,000	—	100		Provision of management and consulting services to other companies in the Group
Silver Moon Technologies Limited	BVI	*	80	—		Dormant
Sunwide Capital Limited	BVI	*	100	—		Dormant
Yangpu Shuanghu Industrial Development Co., Limited	PRC/Mainland China	CNY1,000	—	100		Investment holding
Yunnan Feishang Mining Co., Limited	PRC/Mainland China	CNY50,000	—	100		Investment holding
Bayannaoer City Feishang Mining Company Limited	PRC/Mainland China	CNY59,480	—	100		Exploration and development of lead mines
Precise Space-Time Technology Limited (“PST Technology”)	Hong Kong	HK$10	100			Investment holding
Shenzhen New Precise Space-Time Technology Co., Limited (“Shenzhen New PST”)	PRC/Mainland China	US$800	—	100		Investment holding
Shenzhen Qianhai Feishang Environmental Investment Co., Limited (“Shenzhen Qianhai”)	PRC/Mainland China	CNY100,000	—	100		Investment holding
Shanghai Onway Environmental Development Co., Limited (“Shanghai Onway”)	PRC/Mainland China	CNY20,408	—	51		Provision of construction services, maintenance services and sales of equipment related to wastewater treatment
Zhejiang Xinyu Environmental Technology Co., Limited	PRC/Mainland China	CNY20,000	—	51		Provision of construction service, maintenance service and sale of equipment related to wastewater treatment
Shaoguan Angrui Environmental Technology Development Co., Limited (“Shaoguan Angrui”)	PRC/Mainland China	CNY26,682	—	28	**	Wastewater and refuse treatment under the service concession agreement

*  Insignificant

** Shaoguan Angrui is a subsidiary of a non-wholly-owned subsidiary of the Company but is accounted for as a subsidiary by virtue of the Company's control over it.

The consolidated financial statements of the Group for the year ended December 31, 2022 were authorized for issuance in accordance with a resolution of the Directors executed on May 15, 2023.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.1	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for structured deposit, derivative financial liabilities and equity financial assets that have been measured at fair value. The consolidated financial statements are presented in Chinese Yuan (“CNY”) and all values are rounded to the nearest thousand, except when otherwise indicated. US$ indicates U.S. dollars.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

2.2	BASIS OF CONSOLIDATION

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries for the year ended December 31, 2022.

A subsidiary is an entity (including a structured entity), that is, directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

Generally, there is a presumption that a majority of voting rights results in control. When the Company has, directly or indirectly, less than a majority of the voting or similar right of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following revised IFRSs for the first time for the current year’s consolidated financial statements:

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract
Annual Improvements to IFRSs 2018-2020	Amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41

The nature and the impact of the revised IFRSs that are applicable to the Group are described below:

(a)	Amendments to IFRS 3 replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting (the “Conceptual Framework”) issued in March 2018 without significantly changing its requirements. The amendments also add to IFRS 3 an exception to its recognition principle for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for liabilities and contingent liabilities that would be within the scope of IAS 37 or International Financial Reporting Interpretations Committee Interpretation (“IFRIC”) 21 if they were incurred separately rather than assumed in a business combination, an entity applying IFRS 3 should refer to IAS 37 or IFRIC 21 respectively instead of the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The Group has applied the amendments prospectively to business combinations that occurred on or after January 1, 2022. As there were no business combinations during the year, the amendments did not have any impact on the financial position and performance of the Group.

(b)	Amendments to IAS 16 prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling any such items, and the cost of those items as determined by IAS 2 Inventories, in profit or loss. The Group has applied the amendments retrospectively to items of property, plant and equipment made available for use on or after January 1, 2021. Since there was no sale of items produced prior to the property, plant and equipment being available for use, the amendments did not have any impact on the financial position or performance of the Group.

(c)	Amendments to IAS 37 clarify that for the purpose of assessing whether a contract is onerous under IAS 37, the cost of fulfilling the contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract include both the incremental costs of fulfilling that contract (e.g., direct labor and materials) and an allocation of other costs that relate directly to fulfilling that contract (e.g., an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract as well as contract management and supervision costs). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The Group has applied the amendments prospectively to contracts for which it has not yet fulfilled all its obligations at January 1, 2022 and no onerous contracts were identified. Therefore, the amendments did not have any impact on the financial position or performance of the Group.

(d)	Annual Improvements to IFRSs 2018-2020 sets out amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41. Details of the amendments that are applicable to the Group are as follows:

•	IFRS 9 Financial Instruments clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The Group has applied the amendment prospectively from January 1, 2022. As there was no modification or exchange of the Group’s financial liabilities during the year, the amendment did not have any impact on the financial position or performance of the Group.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture[3]
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback[2]
IFRS 17	Insurance Contracts[1]
Amendments to IFRS 17	Insurance Contracts[1,4]
Amendment to IFRS 17	Initial Application of IFRS 17 and IFRS 9 – Comparative Information[5]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)[2]
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”) [2]
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[1]
Amendments to IAS 8	Definition of Accounting Estimates[1]
Amendments to IAS 12	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction[1]

———————

1	Effective for annual periods beginning on or after January 1, 2023
2	Effective for annual periods beginning on or after January 1, 2024
3	No mandatory effective date yet determined but available for adoption

4	As a consequence of the amendments to IFRS 17 issued in June 2020, IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before January 1, 2023
5	An entity that chooses to apply the transition option relating to the classification overlay set out in this amendment shall apply it on initial application of IFRS 17

Further information about those IFRSs that are expected to be applicable to the Group is described below.

(a)	Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss resulting from a downstream transaction when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed by the IASB in December 2015 and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now. The amendments are not expected to have any significant impact on the Group’s financial statements.

(b)	Amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual periods beginning on or after January 1, 2024 and shall be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16 (i.e., January 1, 2019). Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(c)	Amendments to IAS 1 Classification of Liabilities as Current or Non-current clarify the requirements for classifying liabilities as current or non-current, in particular the determination over whether an entity has a right to defer settlement of the liabilities for at least 12 months after the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability. The amendments also clarify the situations that are considered a settlement of a liability. In 2022, the IASB issued the 2022 Amendments to further clarify that, among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non-current. In addition, the 2022 Amendments require additional disclosures by an entity that classifies liabilities arising from loan arrangements as non-current when it has a right to defer settlement of those liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period. The amendments are effective for annual periods beginning on or after January 1, 2024 and shall be applied retrospectively. Earlier application is permitted. An entity that applies the 2020 Amendments early is required to apply simultaneously the 2022 Amendments, and vice versa. The Group is currently assessing the impact of the amendments and whether existing loan agreements may require revision. Based on a preliminary assessment, the amendments are not expected to have any significant impact on the Group’s financial statements.

(d)	Amendments to IAS 1 Disclosure of Accounting Policies require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Amendments to IFRS Practice Statement 2 provide non-mandatory guidance on how to apply the concept of materiality to accounting policy disclosures. Amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 and earlier application is permitted. Since the guidance provided in the amendments to IFRS Practice Statement 2 is non-mandatory, an effective date for these amendments is not necessary. The Group is currently revisiting the accounting policy disclosures to ensure consistency with the amendments.

(e)	Amendments to IAS 8 clarify the distinction between changes in accounting estimates and changes in accounting policies. Accounting estimates are defined as monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(f)	Amendments to IAS 12 narrow the scope of the initial recognition exception in IAS 12 so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences, such as leases and decommissioning obligations. Therefore, entities are required to recognize a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for temporary differences arising from these transactions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and shall be applied to transactions related to leases and decommissioning obligations at the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to the opening balance of retained profits or other component of equity as appropriate at that date. In addition, the amendments shall be applied prospectively to transactions other than leases and decommissioning obligations. Earlier application is permitted.

The Group did not apply the initial recognition exception and recognized a deferred tax asset and a deferred tax liability for temporary differences for transactions related to leases before the initial application of these amendments. The Group will continually recognize deferred tax for all temporary differences related to leases at the beginning of the earliest comparative period presented. During the year, the Group has performed a detailed assessment on the impact of amendments to IAS 12. The amendments are not expected to have any significant impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

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

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

Estimated useful lives are as follows:

Buildings	8–35 years
Machinery and equipment	3–15 years
Motor vehicles	4–8 years
Office and other equipment	4–8 years

Residual values, useful lives and the depreciation method are reviewed and adjusted, if appropriate, at each reporting date.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be finite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

Offices and warehouses	2–5 years
Motor vehicles	2–10 years

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

Once the exploration right has been acquired, exploration and evaluation expenditures are charged to the statement of profit or loss as incurred, unless a future economic benefit is more likely than not to be realized. Exploration and evaluation assets acquired in a business combination are initially recognized at fair value. They are subsequently stated at cost less accumulated impairment.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out in Note 2.5(aa) below.

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

Financial assets at fair value through other comprehensive income (debt instruments)

For debt investments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to the statement of profit or loss.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Investments and other financial assets (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognized as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

(j)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s statement of financial position) when:

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

Financial assets at amortized cost excluding trade receivables and contract assets are subject to impairment under the general approach, and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below:

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

A financial liability is derecognized when the obligation under the liability is discharged or canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.

(n)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

For the purpose of the statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short-term maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

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

Housing funds

All full-time employees of the Group in mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability with respect to these funds is limited to the contributions payable in each year.

(r)	Share-based payments

The Company operates a share option scheme for the purpose of providing incentives and rewards to employees (including directors) and advisors who contribute to the success of the Group's business and grants warrants for the Company’s shares for the purpose of paying fees to the placement agent who provided the professional services during the Company’s private placement. The employees and advisors (collectedly with placement agent, the “grantees”) of the Group receive remuneration in the form of share-based payments, whereby the grantees render services in exchange for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with the grantees for grants in the years of 2021 and 2022 is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in Note 27 to the consolidated financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Share-based payments (continued)

The cost of equity-settled transactions is recognized in administrative expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

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

For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognized. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payments, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is canceled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the canceled award, and is designated as a replacement award on the date that it is granted, the canceled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Foreign currencies

The functional currency of the Company is the Hong Kong dollars. The functional currency of substantially all the operations of the Group is the CNY, the national currency of the PRC. Transactions denominated in currencies other than the CNY recorded by the entities of the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into CNY at the functional currency rates of exchange prevailing at the end of the reporting period. The resulting exchange gains or losses are credited or charged to the consolidated statements of profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

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

On disposal of a foreign operation, the cumulative amount recognized in equity relating to that particular foreign operation is recognized in the consolidated statements of profit or loss.

(v)	Convenience translation

The consolidated financial statements are stated in CNY. The translation of amounts from CNY into US$ is supplementary information and is included solely for the convenience of the readers and has been made at the rate of exchange quoted by www.ofx.com on December 31, 2022 of US$1.00 = CNY6.8979. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2022 or at any other date.

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

Interim dividends are simultaneously proposed and declared, because the Company’s memorandum and articles of association grant the Directors the authority to declare interim dividends. Consequently, interim dividends are recognized immediately as a liability when they are proposed and declared.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

(z)	Service concession arrangement

The Group has entered into Public-Private Partnership (“PPP”) projects under Build-Operate-Transfer (“BOT”) arrangements with the governmental entity of Guangdong Shaoguan Wujiang District. The BOT arrangement is a service concession arrangement under IFRIC 12 Service Concession Arrangements, because the local government controls and regulates the services that the Group must provide with the infrastructure at a pre-determined service charge and, upon expiration of concession right agreements, the infrastructure has to be transferred to the local government at nil consideration.

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

A financial asset (receivable under a service concession arrangement) is recognized to the extent that (a) the Group has an unconditional right to receive cash or another financial asset from or at the direction of the grantor for the construction services rendered and/or the consideration paid and payable by the Group for the right to charge users of the public service; and (b) the grantor has little, if any, discretion to avoid payment, usually because the agreement is enforceable by law. The Group has an unconditional right to receive cash or another financial asset if nothing other than the passage of time is required before payment of the consideration is due and the grantor contractually guarantees to pay the Group (a) specified or determinable amounts or (b) the shortfall, if any, between amounts received from users of the public service and specified or determinable amounts, even if the payment is contingent on the Group ensuring that the infrastructure meets specified quality of efficiency requirements. The financial asset (receivable under service concession arrangement) is accounted for in accordance with the policy set out for loans and receivables under “(i) Investments and other financial assets”.

An intangible asset (concession right) is recognized to the extent that the Group receives a right to charge users of the public service, which is not an unconditional right to receive cash because the amounts are contingent on the extent that the public uses the service. The intangible asset (concession right) is accounted for in accordance with the policy set out for “(e) Intangible assets (other than goodwill)”.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Service concession arrangement (continued)

Operating services

Revenue relating to operating services is accounted for in accordance with the policy for “(aa) Revenue recognition-Revenue from contracts with customers-Operation services of service concession arrangements” below. Costs for operating services are expensed in the period in which they are incurred.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Revenue recognition (continued)

Revenue from contracts with customers (continued)

Construction services

The Group’s performance with respect to construction services creates or enhances an asset or work in progress that the customer controls as the asset is created or enhanced. The Group satisfies the performance obligation and recognizes revenue over time, by reference to completion of the specific transaction assessed on the basis of either the surveyors’ assessment of work performed for Engineering Procurement Construction (EPC) contracts or the costs incurred up to the end of the reporting period as a percentage of total estimated costs for certain contracts solely associated with equipment installation.

In some circumstances, the Group as subcontractor of the construction service may not be able to reasonably measure the outcome of a performance obligation in the early states of a contract. The Group recognizes revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation.

The fair value of the construction services under a service concession arrangement is initially estimated at the date of the agreement based on a cost-plus-margin basis with reference to the prevailing market rate of gross margin applicable to similar construction services rendered

Operation services of service concession arrangements

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

Contract assets

A contract asset is the right to consideration in exchange for services or goods transferred to the customer. If the Group performs by transferring services or goods to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

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

(ac)	Comparatives

Certain prior period amounts have been reclassified to conform to the current period presentation.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

Income taxes

The Group is subject to income taxes in Hong Kong and the PRC. The Group carefully evaluates tax implications of its transactions in accordance with prevailing tax regulations and makes tax provision accordingly. However, judgment is required in determining the Group’s provision for income taxes as there are many transactions and calculations, of which the ultimate tax determination is uncertain, during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact on the income tax and deferred tax provision in the periods in which such determination is made. The carrying amounts of current tax payable carried as a liability in the consolidated statements of financial position as of December 31, 2021 and 2022 were CNY9,254 and CNY10,732 (US$1,556), respectively.

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

The segregation of the consideration for a service concession arrangement between the contract asset component and the intangible asset component, if any, requires the Group to make an estimate of a number of factors, which include, the fair value of the construction services, expected future water treatment volume of the relevant water treatment plant over its service concession period, future guaranteed receipts and unguaranteed receipts, and a discount rate in order to calculate the present value of those cash flows. These estimates, including revenue recognition of the contract asset and intangible asset components are determined by the Group’s management based on their experience and assessment of current and future market conditions. The carrying amounts of the intangible asset (“concession right”) and contract asset at the end of the reporting period are disclosed in Notes 12 and 15, respectively.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

2.6	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (CONTINUED)

Estimation uncertainty (continued)

Provision for expected credit losses on financial assets at amortized cost and contract assets

The policy for provision for ECLs on contract assets and financial assets at amortized cost including trade receivables, other receivables and amounts due from related parties is based on an ECL model. A considerable amount of estimation is required in assessing the available information which includes past collection history, age of balances, customer type and forecasts of future economic conditions to estimate the ECLs. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of a customers’ actual default in the future. The information about the ECLs on the Group’s contract assets and financial assets at amortized cost is disclosed in Notes 14, 15 and 16.

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

As of December 31, 2022, the Group’s two reportable operating segments are summarized below:

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2020, the segment results were as follows:

	Year Ended December 31, 2020
	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY

Revenues from external customers	35,631	6,867	—	42,498

Segment (loss)/profit before income tax	(112)	(682)	24,973	24,179

Income tax expense				(1,258)

Profit for the year				22,921

Other items
Depreciation of property, plant and equipment	(500)	(62)	(3)	(565)
Depreciation of right-of-use assets	(687)	—	(976)	(1,663)
Amortization of intangible assets	(156)	—	—	(156)
Impairment (losses)/reversal on financial assets
- Trade receivables	(4,544)	—	—	(4,544)
- Contract assets	(172)	—	—	(172)
- Amounts due from related companies	334	—	220	554
Fair value gain on financial instrument	—	—	31,334	31,334
Other income	1,415	200	1	1,616
Finance costs	(3,687)	(1)	(61)	(3,749)
Finance income	15,449	1	18	15,468

As of December 31, 2020

Segment assets	337,050	39	190,047	527,136

Unallocated assets:
Deferred tax assets				2,920

Total assets				530,056

Segment liabilities	116,140	3,013	90,066	209,219

Unallocated liabilities:
Deferred tax liabilities				10,426
Income tax payable				18,612

Total liabilities				238,257

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2021, the segment results were as follows:

	Year Ended December 31, 2021
	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY

Revenues from external customers	18,735	—	—	18,735

Segment (loss) before income tax	(7,216)	(161)	(45,459)	(52,836)

Income tax expense				(2,135)

(Loss) for the year				(54,971)

Other items
Depreciation of property, plant and equipment	(445)	(62)	(3)	(510)
Depreciation of right-of-use assets	(647)	—	(719)	(1,366)
Amortization of intangible assets	(884)	—	—	(884)
Impairment (losses)/reversal on financial assets
- Trade receivables	(3,840)	—	—	(3,840)
- Contract assets	(357)	—	—	(357)
- Other receivables	—	—	(239)	(239)
- Amounts due from related companies	775	—	331	1,106
Fair value loss on financial instrument	—	—	(38,349)	(38,349)
Other income	(782)	600	(1)	(183)
Finance costs	(4,192)	(1)	(166)	(4,359)
Finance income	13,537	1	3,397	16,935

As of December 31, 2021

Segment assets	390,895	321	22,166	413,382

Reconciliation:
Elimination of inter-segment receivables				(80,000)

Unallocated assets:
Deferred tax assets				66

Total assets				333,448

Segment liabilities	113,124	3,294	103,195	219,613

Reconciliation:
Elimination of inter-segment payables				(80,000)

Unallocated liabilities:
Deferred tax liabilities				2,544
Income tax payable				9,254

Total liabilities				151,411

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2022, the segment results were as follows:

	Year Ended December 31, 2022
	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY

Revenues from external customers	20,306	—	—	20,306

Segment profit/(loss) before income tax	9,758	(39)	(26,151)	(16,432)

Income tax expense				(5,864)

(Loss) for the year				(22,296)

Other items
Depreciation of property, plant and equipment	(275)	(28)	(1)	(304)
Depreciation of right-of-use assets	(713)	—	(700)	(1,413)
Amortization of intangible assets	(813)	—	—	(813)
Impairment (losses)/reversal on financial assets
- Trade receivables	3,989	—	—	3,989
- Contract assets	(171)	—	—	(171)
- Other receivables	—	—	(2,745)	(2,745)
Fair value gain on financial instrument	—	—	1,007	1,007
Consultants shares option expense	—	—	(16,152)	(16,152)
Other income	206	697	1	904
Finance costs	(3,582)	(1)	188	(3,395)
Finance income	15,594	—	13	15,607

As of December 31, 2022

Segment assets	312,229	286	87,476	399,991

Reconciliation:
Elimination of inter-segment receivables				(80,000)

Total assets				319,991

Segment liabilities	107,096	3,298	96,140	206,534

Reconciliation:
Elimination of inter-segment payables				(80,000)

Unallocated liabilities:
Deferred tax liabilities				5,276
Income tax payable				10,732

Total liabilities				142,542

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2022, the segment results were as follows: (continued)

	Year Ended December 31, 2022
	Wastewater treatment	Exploration and mining	Corporate activities	Total
	US$	US$	US$	US$

Revenues from external customers	2,944	—	—	2,944

Segment profit/(loss) before income tax	1,414	(6)	(3,791)	(2,383)

Income tax expense				(850)

(Loss)/Profit for the year				(3,233)

Other items
Depreciation of property, plant and equipment	(40)	(4)	—	(44)
Depreciation of right-of-use assets	(104)	—	(101)	(205)
Amortization of intangible assets	(118)	—	—	(118)
Impairment (losses)/reversal on financial assets
- Trade receivables	578	—	—	578
- Contract assets	(25)	—	—	(25)
- Other receivables	—	—	(397)	(397)
Fair value gain on financial instrument	—	—	146	146
Consultants shares option expense	—	—	(2,342)	(2,342)
Other income	30	101	—	131
Finance costs	(519)	—	27	(492)
Finance income	2,261	—	2	2,263

As of December 31, 2022

Segment assets	45,264	41	12,682	57,987

Reconciliation:
Elimination of inter-segment receivables				(11,599)

Total assets				46,388

Segment liabilities	15,526	478	13,938	29,942

Reconciliation:
Elimination of inter-segment payables				(11,599)

Unallocated liabilities:
Deferred tax liabilities				765
Income tax payable				1,556

Total liabilities				20,664

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

Geographical information

(a) Non-current assets

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Mainland China	22,905	21,790	3,159
Hong Kong	360	1,012	147

Total	23,265	22,802	3,306

The non-current assets information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

Information about major customers

For the year ended December 31, 2020, revenue of approximately CNY24,405 and CNY6,867 were derived from services provided by the wastewater treatment segment to a single customer and sales by the exploration and mining segment to a single customer, respectively.

For the year ended December 31, 2021, revenue of approximately CNY6,439 and CNY5,915 were derived from the services under service concession arrangement and services under a construction contract provided to their respective single major customer by the wastewater treatment segment, respectively.

For the year ended December 31, 2022, revenue of approximately CNY5,512 (US$799) and CNY3,842 (US$557) were derived from services under service concession arrangement and the services under a construction contract provided to their respective single major customer by the wastewater treatment segment, respectively.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

	Year Ended December 31, 2020
	Wastewater treatment	Exploration and mining	Total
	CNY	CNY	CNY
Segments
Type of goods or services
Sales of copper ores	—	6,867	6,867
Construction contract revenue	7,665	—	7,665
Operation and maintenance services	3,561	—	3,561
Operation services of service concession arrangement	2,295	—	2,295
Construction services of service concession arrangement	22,110	—	22,110
Total revenue from contracts with customers	35,631	6,867	42,498

Geographic market
Mainland China	35,631	6,867	42,498

Timing of revenue recognition
At a point in time	—	6,867	6,867
Over time	35,631	—	35,631
Total revenue from contracts with customers	35,631	6,867	42,498

	Year Ended December 31, 2021
	Wastewater treatment	Exploration and mining	Total
	CNY	CNY	CNY
Segments
Type of goods or services
Construction contract revenue	12,203	—	12,203
Operation and maintenance services	183	—	183
Operation services of service concession arrangement	5,953	—	5,953
Construction services of service concession arrangement	396	—	396
Total revenue from contracts with customers	18,735	—	18,735

Geographic market
Mainland China	18,735	—	18,735

Timing of revenue recognition
Over time	18,735	—	18,735
Total revenue from contracts with customers	18,735	—	18,735

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

	Year Ended December 31, 2022
	Wastewater treatment	Exploration and mining	Total	Total
	CNY	CNY	CNY	US$
Segments
Type of goods or services
Construction contract revenue	14,633	—	14,633	2,122
Sales of wastewater treatment equipment	161	—	161	23
Operation services of service concession arrangement	5,512	—	5,512	799
Total revenue from contracts with customers	20,306	—	20,306	2,944

Geographic market
Mainland China	20,306	—	20,306	2,944

Timing of revenue recognition
At a point in time	161	—	161	23
Over time	20,145	—	20,145	2,921
Total revenue from contracts with customers	20,306	—	20,306	2,944

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

(ii) Performance obligation

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of December 31 are as follows:

	December 31
	2021	2022	2022
	CNY	CNY	US$
Amounts expected to be recognized as revenue:
Within one year	17,774	16,406	2,378
After one year	183,114	172,683	25,034
Amounts expected in Revenues	200,888	189,089	27,412

The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognized as revenue after one year relate to construction services, operation services and other services, of which the performance obligations are to be satisfied within 27 years. The amounts disclosed above do not include variable consideration which is constrained.

There were no revenues generated from the contract liabilities in the beginning of the periods for the years ended December 31, 2021 and 2022.

(iii) Significant financing components

The majority of the Group’s customers are town/village government entities or main contractors of governmental infrastructure projects whose time of payment for the service or goods received from the Group depends on the appropriation and approval of funds. Certain customers for construction services, sales of wastewater treatment equipment, and maintenance services will generally settle the amounts owed to the Group in a number of specified installments covering periods ranging from one year to five years. Therefore, the Group’s management considers the contracts with customers which are town/village government entities or main contractors of governmental infrastructure projects as containing a significant financing component. For each of the three years ended December 31, 2020, 2021, and 2022, the respective revenue considerations were adjusted for this financing component based on an imputed interest rate of 4.75% per annum and the Group’s revenue was adjusted to CNY991, CNY 1,631 and CNY408 (US$59), respectively. The interest income related to the significant financing components is disclosed in Note 5 to the financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

5.	FINANCE INCOME AND COSTS

	CNY	CNY	CNY	US$
	Year Ended December 31,
	2020	2021	2022	2022

Finance income
Interest income on loans to related parties/ a third party	6,455	6,780	6,792	985
Interest income on revenue contracts with significant financing component	3,161	2,313	2,104	305
Interest income from service concession arrangement	4,977	7,264	6,620	960
Interest income on structured deposits	660	328	—	—
Interest income on bank deposit	215	250	91	13
Finance income	15,468	16,935	15,607	2,263

Finance costs
Interest expenses on loans	4,028	4,035	3,882	563
Interest expense on lease liabilities	80	150	133	19
Other finance costs*	292	231	(620)	(90)
Less: interest expense capitalized into intangible assets-concession right**	(651)	(57)	—	—
Finance costs	3,749	4,359	3,395	492

*	Finance costs from operations mainly represented bank charges and foreign currency exchange differences. The amounts of bank charges were CNY37, CNY38 and CNY42 (US$6) and the foreign currency exchange losses/(gains) amounted to CNY255, CNY193 and CNY (662) (US$(96)) for the years ended December 31, 2020, 2021 and 2022, respectively.

**	The borrowing costs have been capitalized at a rate of 5.05% per annum during the years ended December 31, 2020 and 2021.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

6.	PROFIT/(LOSS) BEFORE INCOME TAX

The Group’s profit/(loss) before tax is arrived at after (crediting)/charging:

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

Crediting:
Finance income (Note 5)	(15,468)	(16,935)	(15,607)	(2,263)

Charging:
Cost of sales
- Sales of copper ores	6,854	—	—	—
- Sales of water treatment equipment	—	—	94	14
- Construction service	6,479	12,876	8,580	1,244
- Operation and maintenance services	3,177	162	—	—
- Operation services related to service concession arrangements	3,878	5,067	5,811	842
- Construction services related to service concession arrangement	18,827	389	—	—
Cost of sales	39,215	18,494	14,485	2,100

Depreciation
- Property, plant and equipment (Note 11)	565	510	304	44
- Right-of-use assets (Note 13)	1,663	1,366	1,413	205
Amortization of intangible assets* (Note 12)	156	884	813	118
Expense relating to short-term leases (Note 13)	496	601	490	71
Impairment losses/(reversal) on financial assets:
- Trade receivables	4,544	3,840	(3,989)	(578)
- Contract assets	172	357	171	25
- Other receivables	—	239	2,745	397
- Amounts due from related companies	(554)	(1,106)	—	—
Fair value (gain)/loss on financial instruments:
- Financial assets at fair value through profit or loss	(31,334)	45,816	—	—
- Derivative financial liabilities (Note 22 (b))	—	(7,467)	(1,007)	(146)
Consultants share option expense (Note 27)	—	—	16,152	2,342
Issuance expense related to placement	—	1,579	—	—
Other (income)/losses	(1,616)	183	(904)	(131)
Finance costs (Note 5)	3,749	4,359	3,395	492

Employee benefit expenses** (Note 7)	11,412	11,496	10,587	1,535

*	The amortization of intangible assets allocated to cost of sales amounted to CNY115, CNY835 and CNY766 (US$111) and administrative expenses amounted to CNY41, CNY49 and CNY47 (US$7) on the face of the consolidated statements of profit or loss for the years ended December 31, 2020, 2021 and 2022.

**	The employee benefit expenses allocated to cost of sales amounted to CNY3,371, CNY2,772 and CNY1,418 (US$206), selling and distribution expenses amounted to CNY238, CNY159, CNY111 (US$16) and administrative expenses amounted to CNY7,803, CNY8,565 and CNY9,058 (US$1,313) on the face of the consolidated statements of profit or loss for the years ended December 31, 2020, 2021 and 2022.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

7.	EMPLOYEE BENEFITS

The Group’s employee benefits comprise the following:

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

Wages, salaries and allowances	9,680	9,302	8,566	1,242
Housing funds (a)	331	415	215	31
Contribution to pension plans (a)	518	1,493	1,516	220
Welfare and other expenses	972	333	290	42
Less: employee benefit expenses capitalized into intangible assets-concession right	(89)	(47)	—	—
Total employee benefits	11,412	11,496	10,587	1,535

(a)	According to the Mainland China state regulations, the employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute a certain percentage of their payroll costs for those qualified urban employees to the central pension scheme as well as to housing funds.

Employee benefit expenses include remuneration payables to Directors and senior management as set out in Note 26(c).

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

8. INCOME TAX EXPENSE

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company’s Hong Kong subsidiaries have both Hong Kong–sourced and non-Hong Kong–sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong–sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2020, 2021 and 2022. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”), the Company’s PRC subsidiaries are generally subject to PRC corporate income tax at the statutory rate of 25% on their respective estimated assessable profits for the years ended December 31, 2020, 2021 and 2022. Certain PRC subsidiaries of the Company engaged in environmental protection projects were subject to tax at a preferential tax rate of 12.5% or fully exempted from income tax according to the preferential policy of the CIT law for the years ended December 31, 2020, 2021 and 2022.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

The current and deferred components of income tax expense are as follows:

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

Current income tax (benefit)/expense	(4,436)	2,294	3,066	445
Deferred income tax expense/(benefit)	5,694	(159)	2,798	405

Total	1,258	2,135	5,864	850

Profit/(loss) before income tax consists of the following:

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

PRC	(1,214)	(4,669)	6,406	929
BVI	25,442	(48,106)	(22,776)	(3,303)
Hong Kong	(49)	(61)	(62)	(9)

Total profit/(loss) before income tax for the year	24,179	(52,836)	(16,432)	(2,383)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

8.	INCOME TAX EXPENSE (CONTINUED)

A reconciliation of the income taxes computed at the PRC statutory tax rate of 25% to the actual income tax expense is as follows:

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

Profit/(loss) before income tax for the year	24,179	(52,836)	(16,432)	(2,383)
Tax at the statutory tax rate	25%	25%	25%	25%
Computed income tax expense/(benefit)	6,045	(13,209)	(4,108)	(596)
Effect of different tax rates of the Company and certain subsidiaries	(1,186)	6,937	5,699	826
Tax losses with no deferred tax assets recognized	1,067	1,770	420	61
Non-deductible expenses	196	122	983	143
Statutory income	(903)	—	(201)	(29)
Deductible temporary differences with no deferred tax assets recognized	—	—	971	141
Utilization of previously unrecognized deductible temporary differences and tax losses	(50)	(150)	(1,774)	(257)
Write-off of unrecoverable deferred tax assets previously recognized	—	2,987	2,272	329
Preferential tax rate	2,038	2,215	14	2
Current and deferred tax rate differences	(488)	—	—	—
Others	(5,461)*	1,463	1,588	230

Income tax expense	1,258	2,135	5,864	850

*	It mainly represents the reversal of a prior withholding CIT payable which is no longer required to be paid according to the prevailing CIT Law and penalties for overdue income tax payment.

The Company’s provision for income tax related to uncertain tax position including in the tax payables for the years ended December 31, 2021 and 2022 is as follows:

	Year Ended December 31,
	2021	2022	2022
	CNY	CNY	US$

As of January 1	8,378	8,378	1,215
Additions based on tax positions	—	630	91

As of December 31	8,378	9,008	1,306

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

9.	EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated by dividing the profit/(loss) attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all outstanding dilutive securities into common shares.

Basic and diluted net earnings/(loss) per share for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

Profit/(loss):
Profit/(loss) attributable to ordinary equity holders of the Company	24,336	(48,152)	(24,623)	(3,570)

Weighted average number of ordinary shares in issue during the year	31,308,653	40,720,246	40,948,082	40,948,082

Weighted average number of ordinary shares for basic earnings per share*	6,261,731	8,144,050	8,189,617	8,189,617

Earnings/(loss) per share:
Basic earnings/(loss) per share	3.89	(5.91)	(3.00)	(0.44)

*	The basic and diluted earnings/(loss) per ordinary share has been adjusted retrospectively for the Share Combination which became effective on April 3, 2023. Refer to Note 31 for further details.

The Company did not have any potential diluted shares for the year ended December 31, 2020. For the years ended December 31, 2021 and 2022, the effects of the outstanding warrants and share options were anti-dilutive and excluded from the computation of diluted loss per share. Accordingly, the diluted earnings/(loss) per share amounts are the same as the basic earnings/(loss) per share amounts for the periods presented.

10.	DIVIDEND

No dividend was paid or declared by the Company for the years ended December 31, 2020, 2021 and 2022. The Company’s subsidiary, Shenzhen Qianhai, declared a dividend amounting to CNY5,048 on June 22, 2021 to its prior shareholder, Shenzhen Qianhai Feishang Industrial Investment Co., Ltd. (“Qianhai Industrial”) and made the payment of the dividend on July 31, 2022 (Note 26 (b) (iv)).

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

11.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery and equipment	Motor vehicle	Office and other equipment	Total
	CNY	CNY	CNY	CNY	CNY
Cost
As of January 1, 2021	46	1,231	2,528	700	4,505
Additions	—	—	—	28	28
Disposal	—	(28)	(42)	—	(70)
Foreign exchange difference	—	(26)	—	—	(26)
As of December 31, 2021	46	1,177	2,486	728	4,437

Accumulated depreciation
As of January 1, 2021	(9)	(1,159)	(1,613)	(521)	(3,302)
Depreciation charge	(3)	(13)	(441)	(53)	(510)
Disposal	—	24	40	—	64
Foreign exchange difference	—	26	—	—	26
As of December 31, 2021	(12)	(1,122)	(2,014)	(574)	(3,722)

Net book value
As of January 1, 2021	37	72	915	179	1,203
As of December 31, 2021	34	55	472	154	715

Cost
As of January 1, 2022	46	1,177	2,486	728	4,437
Additions	—	8	—	9	17
Disposal	—	—	(16)	(93)	(109)
As of December 31, 2022	46	1,185	2,470	644	4,345

Accumulated depreciation
As of January 1, 2022	(12)	(1,122)	(2,014)	(574)	(3,722)
Depreciation charge	(3)	(22)	(259)	(20)	(304)
Disposal	—	—	15	90	105
	(15)	(1,144)	(2,258)	(504)	(3,921)
Net book value
As of December 31, 2022	31	41	212	140	424
As of December 31, 2022 (US$)	4	6	31	20	61

There was no impairment loss on property, plant and equipment for the years ended December 31, 2020, 2021 and 2022.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

12.	INTANGIBLE ASSETS

	Patent	Concession right	Software	Total
	CNY	CNY	CNY	CNY

Cost
As of January 1, 2021	22,878	—	274	23,152
Transfer in	—	20,430	—	20,430
As of December 31, 2021	22,878	20,430	274	43,582

Accumulated amortization and impairment
As of January 1, 2021	(22,388)	—	(121)	(22,509)
Amortization charge	(105)	(730)	(49)	(884)
As of December 31, 2021	(22,493)	(730)	(170)	(23,393)

Net carrying amount
As of January 1, 2021	490	—	153	643
As of December 31, 2021	385	19,700	104	20,189

Cost
As of January 1, 2022	22,878	20,430	274	43,582
Additions	—	—	5	5
As of December 31, 2022	22,878	20,430	279	43,587

Accumulated amortization and impairment
As of January 1, 2022	(22,493)	(730)	(170)	(23,393)
Amortization charge	(36)	(730)	(47)	(813)
As of December 31, 2022	(22,529)	(1,460)	(217)	(24,206)

Net carrying amount
As of December 31, 2022	349	18,970	62	19,381
As of December 31, 2022 (US$)	51	2,750	9	2,810

As of December 31, 2021 and 2022, the Group’s concession rights and assets associated with the environmental water projects (comprising intangible asset, contract assets and trade receivables) with aggregate gross carrying amounts of CNY129,437 and CNY139,060 (US$20,160), respectively, were pledged to secure bank loans from Bank of Communications with outstanding balances of CNY77,000 and CNY74,000 (US$10,728), respectively. Please refer to Note 21 for further details.

There was no impairment loss on intangible assets for the years ended December 31, 2020, 2021 and 2022.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

13.	LEASES

(a) Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the years indicated are as follows:

	Motor vehicles	Offices and warehouses	Total
	CNY	CNY	CNY

As of January 1, 2021	408	3,152	3,560
Addition	—	157	157
Depreciation charge	(163)	(1,203)	(1,366)

As of December 31, 2021	245	2,106	2,351

As of January 1, 2022	245	2,106	2,351
Addition	361	1,648	2,009
Depreciation charge	(181)	(1,232)	(1,413)
Foreign currency translation difference	—	46	46

As of December 31, 2022	425	2,568	2,993
As of December 31, 2022 (US$)	62	372	434

There was no impairment loss on right-of-use assets for the years ended December 31, 2020, 2021 and 2022.

(b) Lease liabilities

The carrying amount of lease liabilities and the movements during the years are as follows:

	Motor vehicles	Offices and warehouses	Total
	CNY	CNY	CNY

As of January 1, 2021	502	3,048	3,550
Addition	—	102	102
Accretion of interest recognized during the year	17	133	150
Payments	(364)	(1,249)	(1,613)

As of December 31, 2021	155	2,034	2,189
Analyzed into:
Current portion	155	826	981
Non-current portion	—	1,208	1,208

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

13.	LEASES (CONTINUED)

(b)	Lease liabilities (continued)

	Motor vehicles	Offices and warehouses	Total
	CNY	CNY	CNY

As of January 1, 2022	155	2,034	2,189
Addition	265	1,516	1,781
Accretion of interest recognized during the year	14	119	133
Payments	(112)	(1,141)	(1,253)
Foreign currency translation difference	—	65	65

As of December 31, 2022	322	2,593	2,915
Analyzed into:
Current portion	48	1,269	1,317
Non-current portion	274	1,324	1,598

As of December 31, 2022 (US$)	47	375	422
Current portion (US$)	7	183	190
Non-current portion (US$)	40	192	232

(c)	Lease-related expenses

The amounts recognized in profit or loss in relation to leases are, as follows:

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

Depreciation expense of right-of-use assets	1,663	1,366	1,413	205
Interest on lease liabilities	80	150	133	19
Expense relating to short-term leases	496	601	490	71

Total amounts recognized in profit or loss	2,239	2,117	2,036	295

(d)	The total cash outflow for leases is disclosed in Note 29(c) to the financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

14.	TRADE RECEIVABLES

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Non-current
Trade receivables from construction contracts	17,033	13,128	1,904
Less: Impairment allowance	(7,532)	(2,608)	(379)
Total of Non-current trade receivables	9,501	10,520	1,525

Current
Trade receivables from service concession agreement	11,252	22,927	3,324
Trade receivables from construction contracts	40,356	34,850	5,052
Less: Impairment allowance	(10,082)	(11,017)	(1,597)
Total of current trade receivables	41,526	46,760	6,779

Total	51,027	57,280	8,304

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

An aging analysis of the trade receivables as of the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Within 1 year	19,026	18,401	2,667
Between 1-2 years	5,106	13,896	2,015
Between 2-3 years	12,796	4,518	655
Over 3 years	14,099	20,465	2,967

Total	51,027	57,280	8,304

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

14.	TRADE RECEIVABLES (CONTINUED)

The movement in the loss allowance for trade receivables during the years indicated are as follows:

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Beginning of the year	13,774	17,614	2,554
(Reversal)/provision for expected credit losses, net	3,840	(3,989)	(578)

End of the year	17,614	13,625	1,976

A decrease in the loss allowance of CNY3,992 (US$579) (2021: increase CNY3,839) was the result of a net decrease (2021: a net increase) in the gross carrying amount after the settlement of trade receivables of construction contracts and origination of new trade receivables of construction contracts.

The Group elected to apply the simplified approach for providing impairment for ECLs prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure the ECLs, trade receivables were grouped based on the shared credit risk characteristics and the days past due. The ECLs below also incorporate forward-looking information. The impairment as of December 31, 2021 and 2022 was determined as follows:

	Past due
	Current	Within 1 year	1-2 years	2-3 years	Over 3 years		Total
As of December 31, 2021:
Expected credit loss rate:		6%	26%	13%	48%		26%
Gross carrying amount (CNY)	3,670	16,311	6,865	14,712	27,083		68,641
Impairment allowances (CNY)		955	1,759	1,916 (i)	12,984	(ii)	17,614

As of December 31, 2022:
Expected credit loss rate:		0%	9%	29%	34%		19%
Gross carrying amount (CNY)	—	18,406	15,195	6,399	30,905		70,905
Impairment allowances (CNY)		5	1,299	1,881	10,440	(ii)	13,625
Impairment allowances (US$)		1	188	273	1,514		1,976

(i)	The impairment allowances included CNY221 as of December 31, 2021, for specific trade receivables which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts in full.

(ii)	The impairment allowances included an amount of CNY4,646 and CNY4,600 (US$667) as of December 31, 2021 and 2022, respectively, for specific trade receivables which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts in full.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

15.	CONTRACT ASSETS

		December 31,
		2021	2022	2022
		CNY	CNY	US$

Non-current
Service concession assets	(a)	91,062	89,740	13,010
Less: impairment allowance		(27)	(27)	(4)
		91,035	89,713	13,006

Current
Service concession assets	(a)	7,423	7,423	1,076
Other contract assets	(b)	8,443	14,930	2,164
Less: impairment allowance		(535)	(706)	(102)
		15,331	21,647	3,138

Total		106,366	111,360	16,144

(a)	Service concession assets bearing an imputed interest of 7% arose from the Group's revenue from construction service under a BOT arrangement rendered by the Group's subsidiary, Shaoguan Angrui. The facilities that the service concession arrangement relate to were under construction phases from June 2018 to January 2021 and commenced operation in January 2021.

The amounts for the service concession arrangement are not yet due for payment and will be settled by revenue to be generated during the operating periods of the service concession arrangement. Amounts billed will be transferred to trade receivables.

As of December 31, 2021 and 2022, the Group’s concession rights and assets associated with the environmental water projects (comprising intangible asset, contract assets and trade receivables) with aggregate gross carrying amounts of CNY129,437 and CNY139,060 (US$20,160), respectively, were pledged to secure bank loans from Bank of Communications with outstanding balances of CNY77,000 and CNY74,000 (US$10,728), respectively. Please refer to Note 21 for further details.

(b)	The balances as of December 31, 2021 and 2022 comprised contract assets arising from performance under a water treatment plant construction service contract. Such contracts include payment schedules that require progress payments over the service periods when milestones are reached.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

15.	CONTRACT ASSETS (CONTINUED)

The movements in the provision for impairment of contract assets are as follows:

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Beginning of the year	205	562	81
Provision for expected credit losses, net	357	171	25

End of the year	562	733	106

An impairment analysis is performed at each reporting date using the probability-of-default approach to measure ECL. The probability of default rates are estimated based on comparable entities with published credit ratings. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forward-looking credit risk information. As of December 31, 2021 and 2022, the assumed default rate ranged from 0.03% to 55.93% and from 0.03% to 43.51%, respectively.

16.	OTHER RECEIVABLES

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Financial assets
Loans to unrelated companies (i)	83,600	83,600	12,120
Deposits	863	790	114
Others	1,000	1,000	145
Financials asset	85,463	85,390	12,379

Staff advance	697	237	34
Others	280	90	13
Total amount	977	327	47

Impairment allowance	(239)	(2,984)	(433)

Total	86,201	82,733	11,993

(i)	The balance as of December 31, 2022 consisted of a loan in the amount of CNY80,000 (US$11,599) and the corresponding interest receivable amounted to CNY3,600 (US$521) from Shenzhen Qianhai, a subsidiary of the Company, to an unrelated company, Shenzhen Chaopeng Investment Co., Ltd. The loan was originally provided on June 30, 2021, and will mature in one year. On June 30, 2022, the loan was extended for another year to June 30, 2023. The loan is interest-bearing at a rate of 9% per annum and guaranteed by Shenzhen Feishang Investment Co., Limited, a company unrelated to the Group.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

16.	OTHER RECEIVABLES (CONTINUED)

The movements in the loss allowance for other receivables during the years indicated are as follows:

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Beginning of the year	—	239	36
Provision for expected credit losses, net	239	2,745	397

End of the year	239	2,984	433

For the financial assets included above, an impairment analysis is performed at each reporting date using the probability-of-default approach to measure ECL. The probability of default rates are estimated based on comparable companies with published credit ratings. The calculation reflects the probability weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions, and forward-looking credit risk information. As of December 31, 2022, the probability of default applied was 5.51% (0.45% as of December 31, 2021), and the loss given default was 62.26% (61.6% as of December 31, 2021).

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

17.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are set out below as of December 31, 2021 and 2022:

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Cash and cash equivalents
- Cash on hand	74	71	10
- Cash at bank	58,285	31,154	4,514
- Short-term deposits	—	470	71

Total Cash and cash equivalent	58,359	31,695	4,595

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,
	2021	2022	2022
	CNY	CNY	US$

CNY	37,333	24,709	3,582
US$	20,011	6,255	907
HK$	1,015	731	106

	58,359	31,695	4,595

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default.

As of December 31, 2022, the Group has pledged its short-term deposits to fulfil collateral requirements of a bank guarantee related to a new bidding associated with a potential business opportunity of construction projects.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

18.	TRADE PAYABLES

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Trade payables	21,118	20,326	2,946

The aging analysis of trade payables as of December 31, 2021 and 2022 is as follows:

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Within 1 year	8,326	4,139	600
Between 1 and 2 years	10,030	5,438	788
Over 2 years	2,762	10,749	1,558

Total	21,118	20,326	2,946

Trade payables are mainly due to subcontractors of construction services and the vendors of labor service. The trade payables are non-interest-bearing and are normally settled within one year.

19.	OTHER PAYABLES AND ACCRUALS

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Financial liabilities
Accrued expenses	5,398	6,444	934
Deposits from customers	505	305	44
Other payables (financial liabilities)	5,903	6,749	978

Accrued payroll	2,878	3,108	451
Penalties related to income tax	3,025	4,611	668
Taxes other than income tax payable (a)	285	1,885	274
Others	7	371	54
Others payables (non-financial liabilities)	6,195	9,975	1,447

Total	12,098	16,724	2,425

(a)	Taxes other than income taxes payable mainly comprise accruals for output value-added tax, city construction tax and education surcharge.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

20.	PROVISIONS

Post-flood repair
CNY

As of January 1, 2022	—
Additional provision	808
Amounts utilized during the year	(314)

As of December 31, 2022	494
Current portion	494

As of December 31, 2022 (US$)	72
Current portion (US$)	72

In June 2022, the wastewater treatment infrastructure of the service concession arrangement operated by the Company’s subsidiary, Shaoguan Angrui was partially destroyed due to flooding. Shaoguan Angrui has committed to repair the infrastructure to restore the original production capacity of the infrastructure in the next year. A provision has been recognized for the expected expenditures associated with the repair.

21.	INTEREST-BEARING LOANS AND BORROWINGS

			December 31,
			2021	2022	2022
			CNY	CNY	US$
	Interest rate	Maturity

Non-current interest-bearing loans
Bank loan-secured and guaranteed	5.05%	2023 to 2038	74,000	71,000	10,293

Current interest-bearing loans
Bank loan-secured and guaranteed	5.05%	2022 to 2023	3,000	3,000	435

Total			77,000	74,000	10,728

The bank loan is due to the Bank of Communications and denominated in CNY.

The loan is secured by collection right (including contract assets, intangible assets and trade receivables) in connection with the Group's service concession arrangement (Note 12, 14 and 15) and 80% equity interest of the Company's subsidiary, Shaoguan Angrui. The loan is also guaranteed by Shanghai Onway, the Company's subsidiary, and Feishang Enterprise Group Co., Ltd. (“Feishang Enterprise”), a related company of the Group.

The outstanding balance as of December 31, 2022 is repayable in equal annual installments of CNY3,000 until December of 2023; CNY4,000 from 2024 to 2028; CNY5,000 from 2029 to 2034; CNY6,000 in 2035; and CNY5,000 from 2036 to 2038.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

22.	FINANCIAL INSTRUMENTS

(a) Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as of December 31, 2021 and 2022:

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Debt instruments at amortized cost:
Trade receivables: current	41,526	46,760	6,779
Trade receivables: non-current	9,501	10,520	1,525
Financial assets included in other receivables	85,224	82,406	11,946
Financial assets at fair value through other comprehensive income：
Bills receivable	—	8,500	1,232

Total	136,251	148,186	21,482

Total current	126,750	137,666	19,957
Total non-current	9,501	10,520	1,525

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

22.	FINANCIAL INSTRUMENTS (CONTINUED)

(b) Financial liabilities

Set out below is an overview of financial liabilities of the Group as of December 31, 2021 and 2022：

	December 31,	December 31,	December 31,
	2021	2022	2022
	CNY	CNY	US$

Derivatives not designated as hedging instruments：
Derivative financial liabilities (i)	1,710	824	119
Financial liabilities at amortized cost:
Trade payables	21,118	20,326	2,946
Financial liabilities in other payables and accruals	5,903	6,749	978
Dividends payable	5,048	—	—
Lease liabilities	2,189	2,915	422
Due to related companies	5,710	3,408	494
Due to the Shareholder	14,050	7,153	1,037
Interest-bearing loans and borrowings	77,000	74,000	10,729

Total	132,728	115,375	16,725

Total current	57,520	42,777	6,200
Total non-current	75,208	72,598	10,525

(i)	On January 20, 2021, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company issued and sold on January 22, 2021, (i) in a registered direct offering, an aggregate of 3,960,000 of its common shares at a price of US$1.85 per share, and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,584,000 of its common shares with an initial exercise price of US$2.35 per share.

The Company recognized the warrants issued to the investors as derivative financial liabilities (not designated as hedging instruments) with a fair value of CNY9,246 (US$1,427)* on the issue date as the investors have the right to exercise their warrants on a cashless basis. In accordance with IAS 32, a contract settled by a single net payment (generally referred to as net cash-settled or net equity-settled as the case may be) is a financial liability and not an equity instrument. The fair value gain of derivative financial liabilities for the years ended December 31, 2021 and 2022 was CNY7,467 and CNY1,007 (US$146), respectively.

*	As the changes in equity from this private placement transaction are denominated in US$, the amount in US$ is the actual transaction amount and the corresponding amount in CNY was translated from US$ at the applicable exchange rate of the transaction date, January 22, 2021.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

22.	FINANCIAL INSTRUMENTS (CONTINUED)

(c) Fair value

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

	December 31,
	2021		2022		2022
	CNY		CNY		US$
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Financial liabilities
Interest-bearing loans and borrowings	77,000	79,003	74,000	77,636	10,728	11,255

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities as of December 31, 2021 and 2022:

As of December 31, 2021	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	CNY	CNY	CNY	CNY
Recurring fair value measurement:
Financial liabilities
Derivative financial liabilities	—	1,710	—	1,710

As of December 31, 2022	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	CNY	CNY	CNY	CNY
Recurring fair value measurement:
Financial assets
Bills receivable	—	8,500	—	8,500
Financial liabilities
Derivative financial liabilities	—	824	—	824

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

22.	FINANCIAL INSTRUMENTS (CONTINUED)

(c) Fair value (continued)

As of December 31, 2022	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$
Recurring fair value measurement:
Financial assets
Bills receivable	—	1,232	—	1,232
Financial liabilities
Derivative financial liabilities	—	119	—	119

Level 2:

Bills receivable

The fair value valuation of bills receivable is based on directly or indirectly observable inputs (such as recent bill discount rate) through valuation techniques.

Derivative financial liabilities

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

There is no established public trading market for the warrants issued to investors on January 22, 2021. As of December 31, 2022, the Group measured the fair value of those warrants on a recurring basis using a binomial lattice pricing model with significant inputs including, among other relevant observable inputs, the underlying spot price of the Company’s common shares, exercise price, time to expiration, risk-free rate and equity volatility.

During the years ended 2021 and 2022, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and liabilities.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The financial instruments of the Group primarily include cash and cash equivalents, trade receivables, bills receivable at fair value through other comprehensive income, other receivables, contract assets, trade payables, other payables, amounts due to related companies, amounts due to the Shareholder, derivative financial liabilities, and interest-bearing loans and borrowings.

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

Trade receivables of the Group mainly represent receivables with respect to revenue from construction services for wastewater treatment plant and sales of wastewater treatment equipment, which are settled through progress billing, and operation services of service concession arrangement, which are settled on a quarterly basis. In addition, the Group has contract assets relating to the service concession arrangement and construction service.

As of December 31, 2021, and 2022, “Trade receivables” and “Contract assets” before allowances in the aggregate amounted to CNY175,569 and CNY182,998 (US$26,530), respectively, of which CNY109,737 and CNY120,090 (US$17,410) were due from the largest customer and CNY127,415 and CNY134,930 ($19,561) were due from the five largest customers in the aggregate of the Group, respectively. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statements of financial position. Since the counterparty to the BOT arrangement is a local government authority in the PRC, the Group considers credit risk is low as of December 31, 2021 and 2022. The Group does not hold any collateral over these balances.

Management groups financial instruments based on shared credit risk characteristics, such as instrument type and credit risk ratings for the purpose of determining significant increase in credit risk and calculation of impairment. The carrying amount of each financial asset in the consolidated statements of financial position represents the Group’s maximum exposure to credit risk in relation to its financial assets.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

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

- it is probable that the debtor will enter bankruptcy or other financial reorganization

To manage credit risk arising from trade receivables and contract assets, the Group assesses the credit quality of the debtors, taking into account their financial position, historical settlement records, past experience and other factors. The Group applies the simplified approach to provide for ECLs prescribed by IFRS 9, which permits the use of lifetime expected loss provision for all trade receivables. The ECLs also incorporated forward-looking information

For financial assets assessed for impairment under the general approach, the Group established a policy to perform an assessment at the end of each reporting period of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. The Group groups its other receivables into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1 – When other receivables are first recognized, the Group recognized an allowance based on 12 months’ ECLs.

Stage 2 – When other receivables have shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs.

Stage 3 – Other receivables are considered credit-impaired. The Group records an allowance for the lifetime ECLs.

Management also makes periodic collective assessments for other receivables and amounts due from related companies as well as individual assessments of the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables and amounts due from related companies in Stage 1 and continuously monitored their credit risk. Management believes that there is no material credit risk inherent in the Group’s outstanding balance of other receivables as of December 31, 2021 and 2022.

The Group does not provide any guarantees that would expose the Group to credit risk. Further quantitative disclosures with respect to the Group’s exposure to credit risk arising from financial assets are set out in Notes 14, 15 and 16 to the financial statements.

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC state-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(b)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits denominated in US$ and HK$ and related exposures are disclosed in Note 17. The Group treasury closely monitors the change of exchange rates on the international foreign currency market and takes these into consideration when investing in foreign currency deposits and borrowing loans.

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

As of December 31, 2022, the Group only had significant exposure to US$. If CNY had strengthened/weakened by 5% against US$ with all other variables held constant, the loss for the year would have been approximately CNY313 higher/lower (CNY1,001 higher/lower for the year ended December 31, 2021), mainly as a result of foreign exchange gains and losses arising from translation of US$-denominated deposits. Profit was less sensitive to the fluctuation in the CNY/US$ exchange rates in 2022 than in 2021, mainly due to the decrease in the US$ denominated cash deposits.

(c)	Interest rate risk

The fair value interest rate risk of the Group mainly arises from long-term loans at fixed rates (see Note 21). As fluctuation of the comparable interest rate (Loan Prime Rate of PRC market) with similar terms was relatively low, the Directors are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2021 and 2022.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, as well as adequate time deposits, to meet its liquidity requirements in the short and long term.

The table below summarizes the maturity profile of the Group’s financial liabilities and lease liabilities based on contractual undiscounted payments:

December 31, 2021	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Derivative financial liabilities	1,710	—	—	—	1,710
Trade payables	—	21,118	—	—	21,118
Financial liabilities in other payables and accruals	—	5,903	—	—	5,903
Due to related companies	—	5,710	—	—	5,710
Due to the Shareholder	—	14,050	—	—	14,050
Lease liabilities	—	1,047	1,354	—	2,401
Interest-bearing loans and borrowings	—	6,882	28,792	78,139	113,813

Trade and other payables	1,710	54,710	30,146	78,139	164,705

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)	Liquidity risk (continued)

December 31, 2022	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Derivative financial liabilities	824	—	—	—	824
Trade payables	—	20,326	—	—	20,326
Financial liabilities in other payables and accruals	—	6,749	—	—	6,749
Due to related companies	—	3,408	—	—	3,408
Due to the Shareholder	—	7,153	—	—	7,153
Lease liabilities	—	1,387	1,691	243	3,321
Interest-bearing loans and borrowings	—	6,729	29,005	71,197	106,931

Trade and other payables	824	45,752	30,696	71,440	148,712

December 31, 2022	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Derivative financial liabilities	119	—	—	—	119
Trade payables	—	2,946	—	—	2,946
Financial liabilities in other payables and accruals	—	978	—	—	978
Due to related companies	—	494	—	—	494
Due to the Shareholder	—	1,037	—	—	1,037
Lease liabilities	—	201	245	35	481
Interest-bearing loans and borrowings	—	976	4,205	10,322	15,503

	119	6,632	4,450	10,357	21,558

(f)	Capital management

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debt divided by total capital. Interest-bearing debt mainly includes lease liabilities and interest-bearing loans and borrowings. Capital includes total equity and interest-bearing debt. The gearing ratio was 30.31% as of December 31, 2021 and 30.24% as of December 31, 2022, respectively.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

24.	DEFERRED TAX ASSETS AND LIABILITIES

(a)	Deferred tax balance

Net deferred tax assets and liabilities recognized in the consolidated statements of financial position are as follows:

	As of
	December 31,
	2021	2022	2022
	CNY	CNY	US$

Deferred tax assets	3,291	488	71
Offset amount	(3,225)	(488)	(71)
Deferred tax assets after offsetting	66	—	—

Deferred tax liabilities before offsetting	5,769	5,764	836
Offset amount	(3,225)	(488)	(71)

Deferred tax liabilities after offsetting	2,544	5,276	765

(b)	Gross movement on the deferred tax account

The gross movement on the deferred income tax accounts is as follows:

	2021	2022	2022
	CNY	CNY	US$

As of January 1	7,506	2,478	360
Credited to other capital reserve	(4,463)	—	—
(Credited)/charged to the consolidated statements of profit or loss during the year (Note 8)	(159)	2,798	405
Currency translation differences	(406)	—	—

As of December 31	2,478	5,276	765

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

24.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

(c)	Deferred tax assets

The components of deferred tax assets and their movements during the years indicated, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

	Provision for loss allowance	Significant financing component of the contract with customers	Lease liabilities	Losses available for offsetting against future taxable profits	Total
	CNY	CNY	CNY		CNY

As of January 1, 2021	3,772	1,238	614	—	5,624
(Charged)/credited to the consolidated statements of profit or loss during the year	(1,629)	(698)	(160)	154	(2,333)
As of December 31, 2021	2,143	540	454	154	3,291
As of January 1, 2022	2,143	540	454	154	3,291
Charged to the consolidated statements of profit or loss during the year	(2,136)	(478)	(35)	(154)	(2,803)
As of December 31, 2022	7	62	419	—	488
As of December 31, 2022 US$	1	9	61	—	71

(d)	Deferred tax liabilities

The components of deferred tax liabilities and their movements during the years indicated, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

	Financial asset at fair value through profit or loss	Temporary difference on assets recognized under IFRIC 12	Right-of-use assets	Total
	CNY	CNY	CNY	CNY

As of January 1, 2021	9,964	2,546	620	13,130
(Credited)/charged to the consolidated statements of profit or loss during the year	(5,095)	2,724	(121)	(2,492)
Credit to other capital reserves	(4,463)	—	—	(4,463)
Foreign exchange difference	(406)	—	—	(406)
As of December 31, 2021	—	5,270	499	5,769
As of January 1, 2022	—	5,270	499	5,769
Credited to the consolidated statements of profit or loss during the year	—	—	(5)	(5)
As of December 31, 2022	—	5,270	494	5,764
As of December 31, 2022 US$	—	764	72	836

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

24.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

(e)	Deferred tax not recognized

As of December 31, 2021 and 2022, the total amounts of deductible temporary differences and unused tax losses for which no deferred tax assets were recognized with respect to certain deductible temporary differences and accumulated tax losses of the Company’s subsidiaries established in Mainland China and Hong Kong that can be carried forward against future taxable income are as follows

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Deductible temporary differences with no deferred tax assets recognized	13,148	21,929	3,179
Tax losses with no deferred tax assets recognized	16,536	16,073	2,330

Total	29,684	38,002	5,509

(f)	Expiration dates of the tax losses

The tax losses in Mainland China can be carried forward for five years to offset future taxable profit. The expiration dates of the unused tax losses of the subsidiaries established in Mainland China for which no deferred tax assets were recognized are summarized as follows:

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Year of expiration
2022	1,065	—	—
2023	2,318	2,318	336
2024	1,835	1,835	266
2025	4,237	2,476	359
2026	7,040	7,040	1,021
2027	—	2,302	333

Total	16,495	15,971	2,315

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

25.	EQUITY

(a)	Issued capital

	December 31,
	2021	2022	2022
	CNY	CNY	US$

Authorized:
10,000,000 preferred shares, no par value	—	—	—
200,000,000 common shares, no par value	—	—	—

Common shares issued and fully paid:
December 31, 2022: 40,948,082* (December 31, 2021: 40,948,082) common shares, no par value	450,782	450,782	65,351

*	The numbers of common shares above are before giving effect to the Share Combination which became effective on April 3, 2023. Refer to Note 31 for further details.

(b)	Other capital reserves

	Other capital reserves
	CNY	US$

As of January 1, 2021	787,987	114,236

Deemed distribution to the controlling shareholder	(75,651)	(10,967)
Equity-settled share-based payment	2,311	335
Others	4,463	647

As of December 31, 2021	719,110	104,251

As of January 1, 2022	719,110	104,251

Equity inventive share-based payment (Note 27)	16,209	2,342

As of December 31, 2022	735,319	106,600

Other capital reserves of the Company are mainly for equity-settled share-based compensation, the exercise of stock options, the exercise of warrants, the business combination and the deemed contribution from the Shareholder and related companies.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

26.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions and balances with related companies:

(a)	Commercial transactions with related companies

		Year Ended December 31,
		2020	2021	2022	2022
		CNY	CNY	CNY	US$

Interest income received from Feishang Enterprise(a)	(i)	6,792	3,396	—	—

CHNR’s share of office rental, rates and others to Anka Consultants Limited (“Anka”)(b)	(ii)	1,368	1,343	1,175	170
Feishang Management's share of office rental to Feishang Enterprise(a)	(iii)	166	166	166	24
Shenzhen New PST’s share of office rental to Feishang Enterprise(a)	(iv)	90	90	90	13

(i)	The Company's subsidiary, Shanghai Onway, entered into a series of contracts to provide a loan amounting to CNY80,000 at an interest rate of 9% per annum to Feishang Enterprise from March 2, 2018 to June 30, 2021.

(ii)

The Company signed a contract with Anka to lease 184 square meters of office premises for two years, from July, 2018 to June 30, 2020, and extended it to June 30, 2024. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.

(iii)	On January 1, 2018, Feishang Management signed an office-sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2022, which will expire on September 30, 2023.

(iv)	Shenzhen New PST signed a contract with Feishang Enterprise to lease 96 meters of office premises for 12-month period, from March 14, 2021 to March 13, 2022 and renewed the contract with same terms for another 12-month period from March 14, 2022 to March 13, 2023.

(a)	Feishang Enterprise is controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(b)	Anka is jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

26.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)
(b)	Balances with related companies

The Group’s balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

		December 31,
		2021	2022	2022
		CNY	CNY	US$

Current:
Payable to related companies:
Feishang Enterprise(a)	(i)	3,019	495	72
Anka Capital Limited (“Anka Capital”)(b)	(iii)	2,691	2,913	422
		5,710	3,408	494

Payable to the Shareholder:
Feishang Group(a)	(ii)	14,050	7,153	1,037
		14,050	7,153	1,037

Dividend payables to related companies:
Qianhai Industrial(c)	(iv)	5,048	—	—
		5,048	—	—

Lease liabilities to related parties:
Anka(b)		372	1,022	148
		372	1,022	148

(i)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iii)	The payable to Anka Capital represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iv)	The dividend payable to Qianhai Industrial represents the declared dividend that was approved at the shareholder meeting of Shenzhen Qianhai on June 22, 2021 prior to the acquisition of PST Technology and its subsidiaries by the Group. It was paid by Shenzhen Qianhai as of December 31, 2022.

(a)	Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(b)	Anka Capital and Anka are each jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

(c)	Qianhai Industrial is controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

26.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)	Compensation of key management personnel of the Group

	Year Ended December 31,
	2021	2022	2022
	CNY	CNY	US$
Wages, salaries and allowances	1,154	1,171	170
Housing funds	17	16	2
Contribution to pension plans	68	65	9

	1,239	1,252	181

The amounts disclosed in the table are the amounts recognized as expenses during the respective period related to key management personnel.

27.     SHARE-BASED PAYMENTS

Warrants to the placement agent

The Company issued and sold an aggregate of 3,960,000 of its common shares at a price of US$1.85 per share to certain institutional investors on January 22, 2021 through a private placement. In a concurrent private placement, the Company issued the warrants:

(i)	to the institutional investors (the “investor warrants”), which gave the right to purchase an aggregate of 1,584,000 common shares of the Company with an exercise price of US$2.35 per share. The investor warrants are exercisable up to three years after January 22, 2021. The Company recognized the investor warrants issued as derivative financial liabilities as the investors have the right to exercise their warrants on a cashless basis according to the agreement clause, please refer to Note 22(b) for further details.

(ii)	to the placement agent (the “agent warrants”) as part of placement service fees, which gave the right to purchase an aggregate of 396,000 common shares with an exercise price of US$2.35 per share. The agent warrants are exercisable up to three years after July 21, 2021. There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for the warrants. The Group accounts for the warrants as equity-settled share-based payment.

The fair value of the agent warrants is estimated at the grant date using a binomial option pricing model. The amount was allocated to the issuance of the common shares and the investor warrants according to their fair value at the date of issuance, and CNY1,862 (US$287*) and CNY449 (US$70*) were charged to share capital and administrative expenses respectively.

*	As the changes in equity from this private placement transaction are denominated in US$, all the amounts in US$ in this disclosure paragraph are actual transaction amounts and the corresponding amounts in CNY were translated from US$ at the applicable exchange rate on the transaction date, January 22, 2021.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

27.	SHARE-BASED PAYMENT (CONTINUED)

Share options

On July 14, 2022, the Board of Directors of the Company approved to grant option awards for an aggregate of 8,100,000 common shares, without par value, of the Company (the “share options”) to certain individuals under the China Natural Resources, Inc. 2014 Equity Compensation Plan for certain strategic consultant services. The share options vested immediately upon grant and are exercisable up to three years from July 19, 2022. The exercise price for the options is $0.623 per share.

The fair value of the share options is estimated at the grant date using a binomial option pricing model, taking into account the terms and conditions on which the share options were granted. There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these share options. The Group accounts for share options 2022 as an equity-settled share-based payment and recognize administrative expenses associated with the consultant service reward with a corresponding increase in equity.

(a)	Expense arising from share-based payment transactions

The expense recognized during the year for above share-based payments is shown in the following table:

	Year Ended December 31,
	2021	2022	2022
	CNY	CNY	US$

Issuance expense related to agent warrants	447	—	—
Consultants share option expense (Note 6)	—	16,152	2,342
Total	447	16,152	2,342

(b)	Movements during the year

The following table illustrates the number of, and movements in, agent warrants during the year:

	Number of shares	Exercise price per share
		US$

Outstanding at January, 2021	—	—
Granted during the year	396,000	2.35
Outstanding as of December 31, 2021	396,000	2.35
	—	—
Outstanding as of December 31, 2022	396,000	0.623	*

The remaining contractual life for the agent warrants as of December 31, 2022 and 2021, were 1.06 years and 2.06 years, respectively.

*	The exercise price was revised to $0.623 per share in July, 2022.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

27.	SHARE-BASED PAYMENT (CONTINUED)

(b)	Movements during the year (continued)

The following table illustrates the number of, and movements in share options during the year:

	Number of shares	Exercise price per share
		US$

Outstanding at January, 2022	—	—
Granted during the year	8,100,000	0.623
Outstanding as of December 31, 2022	8,100,000	0.623

The remaining contractual life for the share option as of December 31, 2022 was 2.53 years.

*	The share option numbers above are before giving effect to the Share Combination which became effective on April 3, 2023. Refer to Note 31 for further details.

(c)	Inputs to the models

The following tables list the inputs to the models used for agent warrants and share options for the years ended December 31, 2021 and 2022, respectively:

	Agent warrants	Share options
	2021	2022

Fair value at the measurement date (US$)	70	2,400
Fair value at the measurement date (CNY)	449	16,209
Expected volatility (%)	93.67	93.50
Risk-free interest rate (%)	0.19	3.16
Expected life (years)	2.50	3
Share price (US$)	0.901	0.623

The expected life of the agent warrants and share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

28.	PARTLY OWNED SUBSIDIARY WITH MATERIAL NON-CONTROLLING INTERESTS

On July 27, 2021, the Company acquired 100% of the equity interests of PST Technology which held 51% equity interests in Shanghai Onway and its subsidiaries (“Shanghai Onway Group”), and Shanghai Onway Group became partly owned subsidiary with material non-controlling interests.

Financial information of Shanghai Onway Group which that has material non-controlling interests is provided below:

Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2021	2022

Shanghai Onway Group	PRC/Mainland China	49%	49%

	2020	2021	2022	2022
	CNY	CNY	CNY	US$

Profit/(loss) for the year allocated to non-controlling interests:

Shanghai Onway Group	(1,415)	(6,819)	2,327	337

Dividends paid to non-controlling interests:

Shanghai Onway Group	—	4,900	—	—

Accumulated balances of non-controlling interest:

Shanghai Onway Group	119,072	107,353	109,680	15,900

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

28.	PARTLY OWNED SUBSIDIARY WITH MATERIAL NON-CONTROLLING INTERESTS (CONTINUED)

The summarized financial information of the Shanghai Onway Group is provided below. This information is based on amounts before inter-company eliminations.

2020	Shanghai Onway Group
	CNY	US$
Revenue	35,631	5,606
Other (income)/losses	(38,362)	(6,036)
Loss for the year	(2,731)	(430)
Total comprehensive income loss for year	(2,731)	(430)

Current assets	192,437	30,277
Non-current assets	153,073	24,084
Current liabilities	(47,445)	(7,465)
Non-current liabilities	(34,542)	(5,435)

Net cash flows used in operating activities	(44,883)	(7,062)
Net cash flows from investing activities	(5,608)	(882)
Net cash flows used in financing activities	48,688	7,660

Net decrease in cash and cash equivalents	(1,803)	(284)

2021	Shanghai Onway Group
	CNY	US$

Revenue	18,735	2,948
Other (income)/losses	(32,312)	(5,084)
Loss for the year	(13,577)	(2,136)
Total comprehensive income loss for year	(13,577)	(2,136)

Current assets	187,619	29,519
Non-current assets	126,573	19,914
Current liabilities	(40,716)	(6,406)
Non-current liabilities	(40,259)	(6,334)

Net cash flows used in operating activities	(8,758)	(1,378)
Net cash flows from investing activities	(1,509)	(237)
Net cash flows used in financing activities	(3,972)	(625)

Net decrease in cash and cash equivalents	(14,239)	(2,240)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

28.	PARTLY OWNED SUBSIDIARY WITH MATERIAL NON-CONTROLLING INTERESTS (CONTINUED)

2022	Shanghai Onway Group
	CNY	US$

Revenue	20,306	2,944
Other (income)/losses	(15,504)	(2,248)
Profit for the year	4,802	696
Total comprehensive income loss for year	4,802	696

Current assets	197,468	28,625
Non-current assets	121,961	17,681
Current liabilities	(44,602)	(6,466)
Non-current liabilities	(77,524)	(11,239)

Net cash flows used in operating activities	(6,588)	(956)
Net cash flows from investing activities	157	23
Net cash flows used in financing activities	(7,743)	(1,122)

Net decrease in cash and cash equivalents	(14,174)	(2,055)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

29.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions

During the year, the Group had non-cash additions to right-of-use assets and lease liabilities of CNY1,781 (US$258) (2021: CNY102) and CNY1,781 (US$258) (2021: CNY102), respectively, with respect to lease arrangements for motor vehicles, offices and warehouses.

(b)	Changes in liabilities arising from financing activities

Year Ended December 31, 2021	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	CNY	CNY	CNY	CNY	CNY

As of January 1, 2021	80,000	—	79,459	7,149	3,550
Changes from financing cash flows	(7,035)	(4,900)	49,788	(7,149)	(1,613)
New leases	—	—	—	—	102
Interest expenses	4,035	9,948	—	—	150
Other changes	—	—	(123,537)	14,050	—

As of December 31, 2021	77,000	5,048	5,710	14,050	2,189

Year Ended December 31, 2022	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	CNY	CNY	CNY	CNY	CNY

As of January 1, 2022	77,000	5,048	5,710	14,050	2,189
Changes from financing cash flows	(6,882)	(5,048)	(2,765)	(6,885)	(1,253)
New leases	—	—	—	—	1,781
Interest expenses	3,882	—	—	—	133
Other changes	—	—	463	(12)	65

As of December 31, 2022	74,000	—	3,408	7,153	2,915

Year Ended December 31, 2022	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	US$	US$	US$	US$	US$

As of January 1, 2022	11,163	732	828	2,037	317
Changes from financing cash flows	(998)	(732)	(401)	(998)	(181)
New leases	—	—	—	—	258
Interest expenses	563	—	—	—	19
Other changes	—	—	67	(2)	9

As of December 31, 2022	10,728	—	494	1,037	422

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

29.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(c)	Total cash outflow for leases

	2021	2022	2022
	CNY	CNY	US$

Within operating activities	(511)	(250)	(36)
Within financing activities	(1,613)	(1,253)	(181)
Total cash outflow for leases	(2,124)	(1,503)	(217)

30.	COMMITMENTS

There were no capital commitments as of December 31, 2021 and 2022.

31.	SUBSEQUENT EVENTS

Entry into a Material Definitive Agreement

On February 27, 2023, the Company entered into a sale and purchase agreement (the “SPA”) with Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the sellers, Mr. Li Feilie and Mr. Yao Yuguang, to acquire 100% equity interests of Greatfame Investments Limited, which owns 100% equity interest in Williams Minerals (Pvt) Ltd (“Williams Minerals”) (the “Acquisition”). Williams Minerals owns the mining permit for the Zimbabwean lithium mine. The consideration to be paid by the Company for the Acquisition will be calculated by multiplying the qualified measured, indicated and inferred resources quantity of lithium oxide proven to be in the mine by independent technical reports by a unit price of US$500 per ton, less certain due diligence costs and expenses incurred by the Company for the issuance of the independent technical reports. At this time, the maximum consideration contemplated for the Acquisition is around US$1.75 billion, based on an estimate of around 3.5 million tons inferred resource of lithium oxide in the Zimbabwean mine by a Zimbabwean geological and geophysical report. On April 14, 2023, the Company issued a US$35 million promissory note to the Seller as a commitment to proceed with the Acquisition.

Completion of the transaction as contemplated by the SPA is contingent upon the satisfaction of a number of conditions, including, among other things, the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration. There is no guarantee that the Acquisition will close or be completed at the anticipated valuation and terms, or at all.

The Five-to-One Share Combination

On March 31, 2023, the Board of Directors of the Company approved a five-to-one share combination of issued and outstanding common shares of the Company. The share combination was effective at the market opening on April 3, 2023, at which time the Company’s common shares began trading on the Nasdaq Capital Market on a combination-adjusted basis. The Company’s common shares continued to trade under the symbol “CHNR” but with a new CUSIP number, G2110U117. All outstanding options, warrants and other rights to purchase the Company’s common shares were adjusted proportionately as a result of the share combination. Therefore, the number of shares under the Company’s outstanding share options and warrants are adjusted to 1,620,000 and 396,000, and the exercise prices of all the outstanding options and warrants were adjusted to US$3.115 accordingly on April 3, 2023.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

32.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

(a)	Condensed statements of financial position

	December 31,
	2021	2022	2022
	CNY	CNY	US$

ASSETS

NON-CURRENT ASSETS
Right-of-use assets	360	1,012	147

TOTAL NON-CURRENT ASSETS	360	1,012	147

CURRENT ASSETS
Amounts due from subsidiaries	136,120	151,138	21,911
Cash and cash equivalents	17,017	5,447	790

TOTAL CURRENT ASSETS	153,137	156,585	22,701

TOTAL ASSETS	153,497	157,597	22,848

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

32.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(a)	Condensed statements of financial position (continued)

	December 31,
	2021	2022	2022
	CNY	CNY	US$

LIABILITIES AND EQUITY
NON-CURRENT LIABILITIES
Lease liabilities	—	351	51

TOTAL NON-CURRENT LIABILITIES	—	351	51

CURRENT LIABILITIES
Other payables and accruals	4,335	5,543	804
Due to related companies	2,690	2,913	422
Lease liabilities	373	671	97
Derivative financial liabilities	1,710	824	119

TOTAL CURRENT LIABILITIES	9,108	9,951	1,442

TOTAL LIABILITIES	9,108	10,302	1,493

EQUITY
Issued capital	428,882	428,882	62,176
Other capital reserves	860,168	876,377	127,050
Accumulated losses	(1,118,038)	(1,140,934)	(165,403)
Other comprehensive loss	(26,623)	(17,030)	(2,468)

TOTAL EQUITY	144,389	147,295	21,355

TOTAL LIABILITIES AND EQUITY	153,497	157,597	22,848

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Amounts in thousands, except share and per share data)

32.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(b)	Condensed statements of profit or loss

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

Administrative expenses	(5,243)	(10,059)	(24,123)	(3,497)
Finance costs	(38)	(162)	215	31
Interest income	—	—	5	1
Fair value gain/(loss) on financial instruments, net	31,334	(38,349)	1,007	146
Profit/(loss) before income tax	26,053	(48,570)	(22,896)	(3,319)
Income tax (expense)/benefit	(5,170)	5,095	—	—
Profit/(loss) for the year	20,883	(43,475)	(22,896)	(3,319)

(c)	Condensed statements of cash flows

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

Net cash flows used in operating activities	(3,269)	(6,076)	(5,469)	(793)
Net cash flows used in investing activities	(216)	(10,297)	(59)	(9)
Net cash flows from/(used in) financing activities	1,982	34,089	(7,581)	(1,099)
NET (DECREASE)/INCREASE IN CASH	(1,503)	17,716	(13,109)	(1,901)
CASH AT BEGINNING OF THE YEAR	811	58	17,017	2,467
Net foreign exchange differences	750	(757)	1,539	223
CASH AT END OF THE YEAR	58	17,017	5,447	789

The above financial statements have been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, which require the presentation of condensed financial information as to the financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50% or less owned persons, accounted for by the equity method, together exceed 25% of the consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2022, CNY176,808 (US$25,632) of the restricted capital and reserves were not available for distribution, and therefore, the condensed financial information of the Company has been presented for the years ended December 31, 2020, 2021 and 2022.

In the parent-company-only financial statements, the Company’s investments in subsidiaries are stated at cost less accumulated impairment. The carrying amount of the investment in subsidiaries as of December 31, 2021 and 2022 was nil. The parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

The Company does not have any significant commitments or long-term obligations as of any of the years presented, except for those disclosed in the consolidated financial statements.

During the years ended December 31, 2020, 2021 and 2022, no cash dividends were declared and paid by the Company.

