Form 20-F/A
period 2022-12-31
CHINA NATURAL RESOURCES INC
filed 2023-08-31
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F/A

(Amendment No. 1)

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
a
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

Yes ☐  No ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F of China Natural Resources, Inc. (the “Company”) for the year ended December 31, 2022 filed on May 15, 2023 (the “Original Filing”) is being filed solely to amend and restate in its entirety Item 16I, “Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in order to provide the documentation required under Item 16I(a) of Form 20-F and to provide the disclosures required under Item 16I(b) of Form 20-F.

Except as noted above, this Amendment does not update or modify any disclosures in the Original Filing or reflect any events occurring after the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In June 2022, we were conclusively listed by the SEC as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we filed the Original Filing and the filing of this Amendment.

As of the date of the Original Filing, Guangzhou Ruiyi Environmental Protection Technology Co., Ltd., and Shaoguan Wujiang Runheng Municipal & Rural Development Investment Co., Ltd. each owns 20% of the registered capital of Shaoguan Angrui Environmental Technology Development Co., Limited (“Shaoguan Angrui”), a company organized in the PRC and a 55%-owned subsidiary of Shanghai Onway. Each of Guangzhou Ruiyi Environmental Protection Technology Co., Ltd., and Shaoguan Wujiang Runheng Municipal & Rural Development Investment Co., Ltd. is a PRC state-owned enterprise. On July 28, 2023, the Company entered into a Sale and Purchase Agreement with Feishang Group Limited (“Feishang”) for the sale of Precise Space-Time Technology Limited. Feishang is the Company’s largest shareholder and a British Virgin Islands company wholly owned by Mr. LI Feilie, the principal beneficial owner of the Company and its former Chairman and CEO. After the completion of the sale, subsidiaries of Precise Space-Time Technology Limited, including Shanghai Onway Environmental Development Co., Limited (“Shanghai Onway”), Zhejiang Xinyu Environmental Technology Co., Limited (“Zhejiang Xinyu”) and Shaoguan Angrui will no longer be our consolidated foreign operating entities.

Our common shares are listed and traded on the Nasdaq Capital Market. PRC governmental entities or affiliated entities could acquire equity interests in our company on the open market, but except as disclosed above, based on an examination of the Company’s register of members and public filings made by its shareholders, as of the date of the Original Filing, to our knowledge, no governmental entities in the BVI, Hong Kong or the PRC has any significant shareholding in our company.

Except as disclosed above, based on an examination of the Company’s register of members and public filings made by its shareholders, as of the date of the Original Filing, to our knowledge, no governmental entities in the BVI, Hong Kong or the PRC do not have a controlling financial interest in us or any of our consolidated foreign operating entities.

As of the date of the Original Filing, none of the currently effective memorandum and articles of association (or equivalent organizing document) of the Company or any of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

As of the date of the Original Filing, the directors and officers of the Company consist of: Wong Wah On Edward, Tam Cheuk Ho, Zhu Youyi, Zou Yu, Peng Wenlie, Lam Kwan Sing, Ng Kin Sing, Yip Wing Hang and Li Feilie. None of the Company’s directors or officers are representatives of any government entity in the PRC.

None of the members of the board of directors of the Company or any of our consolidated foreign entities is an official of the Chinese Communist Party, except for the following:

1.	Zheng Lei is a director of Shanghai Onway, a director of Bayannaoer City Feishang Mining Company Limited (“Bayannaoer Mining”), and a supervisor of Yunnan Feishang Mining Co., Limited, Shenzhen Feishang Management and Consulting Co., Limited, and Shenzhen Qianhai Feishang Environmental Investment Co., Limited. Zheng Lei is a member of the Chinese Communist Party.

2.	Ding Daohua, a director of Bayannaoer Mining, is a retired civil servant in the PRC.

3.	Zhang Huachun, a director of Yangpu Shuanghu Industrial Development Co., Limited, is a member of the Chinese Communist Party.

4.	Qiu Jiangping, a director of Shanghai Onway, is a member of the Chinese Communist Party.

5.	Zhang Zhengshi is a director of Zhejiang Xinyu and a director of Shaoguan Angrui. Zhang Zhengshi is a member of the Chinese Communist Party.

6.	Peng Wenjie, a director of Shanghai Onway, is a member of the Chinese Communist Party.

ITEM 19.	EXHIBITS

Exhibit No.	Exhibit Description
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: August 31, 2023	By:	/s/ Wong Wah On Edward
Wong Wah On Edward, CEO