Form 20-F
period 2023-12-31
CHINA NATURAL RESOURCES INC
filed 2024-04-30
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 8,377,897 common shares as of December 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Yes ☐  No ☒

i

ii

CONVENTIONS

Unless otherwise specified, all references in this annual report on Form 20-F (the “Annual Report”) to “U.S. Dollars,” “Dollars,” “US$,” or “$” are to United States dollars; all references to “HK$” are to Hong Kong dollars; and all references to “Renminbi,” “RMB” or “CNY” are to Chinese Yuan, which is the lawful currency of the People’s Republic of China. The accounts of the Company and its subsidiaries are maintained in Hong Kong dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars, and from Hong Kong dollars to U.S. Dollars, are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “CNY Exchange Rate”) as quoted by www.ofx.com on December 31, 2023, which was US$1.00 = CNY7.0786. Translations from Hong Kong dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2023, and from Hong Kong dollars to Renminbi have been made at the single rate of exchange as quoted by www.ofx.com on December 31, 2023, which was HK$1.00 = CNY0.9063. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

References to the “Acquisition” are to the Company’s pending acquisition of the indirect ownership of Williams Minerals (Pvt) Ltd (“Williams Minerals”), which is the company that holds the mining permit for the Zimbabwean lithium mine. At the time of entry into the sale and purchase agreement on February 27, 2023, Feishang Group, the Company’s controlling shareholder, owned 70% of the lithium mine, and the remaining 30% was owned by Top Pacific (China) Limited (“Top Pacific”), a non-affiliate (together, the “Sellers”). Completion of the Acquisition is contingent upon the satisfaction of a number of conditions, including, among other things, the transfer of ownership interests in Williams Minerals from the Sellers to the intermediate holding company, the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration in cash and restricted shares. There is no guarantee that the Acquisition will close or be completed at the anticipated valuation and terms, or at all. On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the sale and purchase agreement Dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024.

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

References to “Feishang Anthracite” and “FARL” are to Feishang Anthracite Resources Limited (formerly known as Wealthy Year Limited), a company organized in the BVI whose ordinary shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on January 22, 2014. On August 17, 2020, CHNR acquired 120 million shares of FARL, which were transferred to Feishang Group on July 27, 2021 as part of the consideration for the acquisition of all of the outstanding shares of PST Technology.

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

iii

References to “Feishang Yongfu” are to Feishang Yongfu Mining Limited, a company organized in Hong Kong and a wholly owned subsidiary of Newhold.

References to the “five-to-one share combination” are to the five-to-one share combination of the Company’s issued and outstanding common shares, whereby every five issued and outstanding common shares were automatically converted into one issued and outstanding common share at marketing opening on April 3, 2023. The share combination was intended to increase the per share trading price of the Company’s common shares to satisfy the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. The share combination did not affect the number of total maximum number of common shares which the Company is authorized to issue. As a BVI company, CHNR uses the term “share combination” to describe a reverse stock split.

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

References to “HK” or “Hong Kong” are to Hong Kong Special Administrative Region.

References to “IFRS” or “IFRSs” are to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

References to “LME” are to London Mercantile Exchange;

References to “Moruogu Tong Mine” are to Wulatehouqi Moruogu Tong Mine in Inner Mongolia;

References to “Newhold” are to Newhold Investments Limited, a company organized in the BVI and a wholly owned subsidiary of CHNR.

References to “Pineboom” are to Pineboom Investments Limited, a company organized in the BVI and a wholly owned subsidiary of CHNR.

References to the “PRC” or “China” are to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau.

References to “PST Technology” are to Precise Space-Time Technology Limited, a Hong Kong company and a wholly owned subsidiary of CHNR.

References to the “Related-Party Debtholders” are to the companies affiliated with Mr. Li Feilie, CHNR’s principal beneficial owner, including without limitation, Feishang Enterprise and Feishang Group.

References to “SHFE” are to Shanghai Futures Exchange;

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

References to “Warrants” are to certain outstanding warrants that we issued to the investors pursuant to a securities purchase agreement dated February 16, 2024 to purchase up to 1,115,903 Common shares at an exercise price equal to $3.00 per share and to the president and the staff of FT Global pursuant to a placement agency agreement dated February 16, 2024 to purchase up to an aggregate of 74,394 Common shares at an exercise price equal to $2.20 per share;

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

We face various risks and uncertainties related to doing business in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business and accept foreign investments. For example, we face risks associated with regulatory approvals on offshore securities offerings, oversight on cybersecurity and data privacy. The PRC government has recently published new policies that significantly affected various industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For a detailed description of risks relating to doing business in China, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our PRC Operations and Doing Business in PRC.”

v

Forward-Looking Statements

This annual report contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “possible,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. These statements appear in a number of places in this annual report and include, without limitation, statements regarding the belief and current expectations of the Company, its directors or its officers with respect to the Company’s policies regarding its business development, investments, dispositions, financings, conflicts of interest and other matters, and trends affecting the Company’s financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are:

•	uncertainties regarding the governmental, economic and political circumstances in the PRC;

•	the impact on the Company’s financial position, growth potential and business of the sale of PST Technology and Shanghai Onway specifically;

•	uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives in other non-natural resources sectors;

•	uncertainties associated with metal price volatility;

•	uncertainties concerning the viability of mining and estimates of reserves at the Company’s Moruogu Tong Mine in Inner Mongolia;

•	uncertainties regarding our ability to acquire a mining permit and to extract mineral reserves located in the Moruogu Tong Mine in an economically feasible manner;

•	uncertainties related to our ability to fund operations and capital expenditures;

•	uncertainties relating to the acquisition of Williams Minerals that were not discovered by us through our due diligence investigation;

•	uncertainties related to the completion of the acquisition of Williams Minerals which is conditional upon satisfaction or waiver of various conditions;

•	failure to complete the acquisition of Williams Minerals may have a material adverse effect on the Company’s business, financial condition and results of operations;

•	uncertainties related to the realization of the anticipated benefits associated with it;

•	the potential lack of appetite for the Company’s current holdings as consideration for a transaction;

•	uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine;

•	uncertainties regarding the impact of climate change on our operations and business;

•	uncertainties related to possible future increases in operating expenses;

•	the fluctuations of interest rates and foreign exchange rates;

•	uncertainties related to the political situation between the PRC and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and

•	other risks detailed from time to time in the Company’s filings with the SEC, including without limitation the information set forth in Item 3.D. of this annual report under the heading “Risk Factors.”

vi

With respect to forward-looking statements that include a statement of underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. We qualify all of our forward-looking statements by these cautionary statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

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

vii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance. See “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development” for more information about these new laws and regulations. If the CSRC, CAC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or maintenance of the trading status of the Common shares, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the trading status of our common shares. If we proceed with any of such offering or maintain the trading status of our common shares without obtaining the CSRC’s, CAC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Common shares.

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. While we believe that our business operations comply with relevant PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless.

We also face risks associated with the Holding Foreign Companies Accountable Act, or the HFCA Act, which was enacted on December 18, 2020. Pursuant to the HFCA Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, and our auditor was subject to that determination. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China completely. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA and as a result, NASDAQ may determine to delist our securities. See “Item 3.D. Key Information – Risk Factors - Risks Relating to Our PRC Operations and Doing Business in the PRC - The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “- Risks Relating to Our PRC Operations and Doing Business in the PRC - Our common shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Transfers of Cash and Assets between Our Company and Our Subsidiaries

Cash and asset transfers through the Group are primarily attributed to shareholder loans from us to our subsidiaries. Our subsidiaries receive substantially all revenue in RMB, and the PRC or Hong Kong governments could prevent the RMB maintained in the PRC or Hong Kong from leaving, impose controls on its conversion into foreign currencies, restrict deployment of the RMB into the business of our subsidiaries and restrict the ability to pay dividends. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to CHNR, only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. See, “Item 3.D. Key Information – Risk Factors –Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.” There are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. To the extent cash in the business is in the PRC or Hong Kong or our PRC or Hong Kong entities, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC or Hong Kong governments to transfer cash. We cannot assure you that the PRC or Hong Kong governments will not intervene in or impose restrictions on our ability to make intercompany cash transfers.

All cash or asset transfers between us and our subsidiaries for each of the three years ended December 31, 2023, are set forth in the table below. The purpose of the outbound transfers, in the form of shareholder loans, was to pay off the subsidiaries’ expenses and provide working capital for the subsidiaries. The purpose of the inbound transfers, in the form of loan repayments, was to centralize the treasury function of the Company and our subsidiaries. There are no fixed repayment terms and we do not expect there to be any tax implications for such transfers. We did not make any capital contributions to, or receive any dividends from, our subsidiaries during these periods. Other than the assets and liabilities of the wastewater treatment business segment transferred to Mr. Li Feilie, our controlling shareholder, as the result of the sale of PST Technology which were accounted for as a deemed distribution of RMB20.38 million (US$2.88 million) to the controlling shareholder on July 28, 2024 with a corresponding deemed contribution from the controlling shareholder in the same amount, no transfers, dividends or distributions have been made to investors during these periods. We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or the investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations in the PRC and other jurisdictions. PRC laws and regulations may restrict our ability to make dividends and distributions to investors, including U.S. investors.

		Year ended December 31,
Transferor	Transferee	2021	2022	2023	2023
		HK$	HK$	HK$	US$

Outbound Transfers

China Natural Resources, Inc.	Feishang Mining	50,000	—	30,000	4,238
China Natural Resources, Inc.	China Coal	8,000	8,000	8,000	1,130
China Natural Resources, Inc.	Feishang Yongfu	8,000	8,000	38,000	5,368
China Natural Resources, Inc.	Feishang Dayun	8,000	8,000	38,000	5,368
	Total	74,000	24,000	114,000	16,104

Inbound Transfers
Feishang Mining	China Natural Resources, Inc.	—	—	—	—
China Coal	China Natural Resources, Inc.	—	—	—	—
Feishang Yongfu	China Natural Resources, Inc.	30,000	—	—	—
Feishang Dayun	China Natural Resources, Inc.	30,000	—	—	—
	Total	60,000	—	—	—

A.	[Reserved]

B.	Capitalization and Indebtedness

  Not applicable.

C.	Reasons for the Offer and Use of Proceeds

  Not applicable.

D.	Risk Factors

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

Risk Factor Summary

Risks Relating to Our PRC Operations and Doing Business in the PRC

•	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business, financial condition and results of operations.

•	Uncertainties with respect to the PRC legal system could adversely affect us.
•	The PRC government may intervene or influence our operations at any time, or may exert more control over the China operations of an offshore holding company and offerings conducted overseas and foreign investment in China-based issuers, such as our PRC subsidiaries. Such control or influence may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•	Changes in PRC laws and regulations may have a material and adverse effect on our business.

•	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our ability to fund and expand our business.

•	Inflation in the PRC, or a slowing PRC economy, could negatively affect our profitability and growth.

•	Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

•	Governmental control of currency conversion may affect payment of any dividends or foreign currency denominated obligations, and it may adversely affect the value of your investment.

•	The fluctuation of the Renminbi may materially and adversely affect your investment.

•	The PRC SAFE regulations regarding offshore financing activities by PRC residents have undergone changes which may increase the administrative burden we face and create uncertainties that could adversely affect us, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

•

The PCAOB may determine that it is unable to inspect our auditor in relation to its audit work performed for our financial statements to its satisfaction, and any inability of the PCAOB to conduct inspections over our auditor may affect our investors’ ability to benefit from such inspections.

•

Our common shares may be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate our auditor for two consecutive years. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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
•

ESG issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition, and results of operations, could damage our reputation, and may increase costs.

Risks Relating to the Sale of PST Technology

•	We face risks associated with the divesture of our wastewater treatment segment.

Risks Relating to the Potential Closing of the Acquisition of Williams Minerals and the Timing of Such Closing

•	There may be unforeseen risks relating to the Acquisition that were not discovered by us through our due diligence investigation prior to our Acquisition.

•	Completion of the Acquisition is conditional upon satisfaction or waiver of various conditions. There can be no assurance that the conditions will be fulfilled or waived, or that the Acquisition will be completed

•	Failure to complete the Acquisition may have a material adverse effect on the Company’s business, financial condition and results of operations.

•	Even if the Acquisition is completed, we may fail to realize the anticipated benefits associated with it, those benefits may take longer to realize than expected, and we may encounter significant difficulties.

Risks Relating to Additional Acquisitions and Expansion into Other Sectors

•	We may acquire other businesses or form joint ventures that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expense.

•	Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute shareholder value and adversely affect our business, results of operations, and financial condition.

5

•

Because a majority of our management’s prior business experience has been limited to industries outside of other sectors that we are exploring, they may lack the necessary experience to assess a business combination with a target business in those industries.

•	We may become subject to additional extensive and evolving regulatory requirements, noncompliance with which, or changes in which, may materially and adversely affect our business and prospects.

Risks Relating to Our Financial Condition and Business

•	We have incurred losses from operations in each of the preceding three fiscal years of 2021, 2022, and 2023 and there is no assurance that we will generate profits from operations in the future.
•	We will have to fund operating expenses from other sources until we are able to generate sufficient revenue to pay them.
•	The loss of key personnel could affect our business and prospects.

•	Any failure to maintain effective internal controls could have an adverse effect on our business, results of operations and the market price of our shares.

 Risks Relating to Foreign Private Issuer Status

•	Because our assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.

•	Our status as a foreign private issuer results in less information being available about us than about domestic reporting companies.

•	Due to our status as a foreign private issuer, we have adopted IFRS accounting principles, which are different from accounting principles under U.S. generally accepted accounting principles (“U.S. GAAP”).

•	As a foreign private issuer we are not subject to certain requirements that other Nasdaq-listed issuers are required to comply with, some of which are designed to provide information to and protect investors.
•

Due to an exemption from Nasdaq rules applicable to foreign private issuers, our related party transactions may not receive the type of independent review process that those of other Nasdaq-listed companies receive; the terms of these transactions are not negotiated at arm’s-length and may not be as favorable as could be obtained from unrelated parties.

Risks Relating to Our common shares

•	You may experience dilution to the extent that our common shares are issued upon the exercise of outstanding warrants or other securities that we may issue in the future.
•	Substantial future sales or perceived potential sales of our common shares in the public market could cause the price of our common shares to decline.
•

Certain of the Selling Shareholders may acquire their common shares at a price that is less than the market price of the common shares in the future, may earn a positive rate of return even if the price of the common shares declines and may be willing to sell their common shares at a price less than shareholders that acquired common shares in the public market.

•	The price at which common shares are quoted on Nasdaq may increase or decrease due to a number of factors, which may negatively affect the price of the common shares.

•	Our principal beneficial owner and his affiliates control us through their share ownership; and their interests may differ from those of other shareholders.

•	The rights of our shareholders are governed by BVI law, which may not be as favorable to shareholders as U.S. law, and our directors may take actions with which you disagree without first receiving shareholder approval.

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

Risks Relating to Our PRC Operations and Doing Business in the PRC

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business, financial condition and results of operations.

Currently, all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are affected by economic, political and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In recent decades, the Chinese government has implemented a series of reform measures, including, among others, the utilization of market forces for economic reform and the establishment of improved corporate governance in business enterprises. In addition, the Chinese government also plays a significant role in regulating industry development and has extensive influence over China’s economic growth through allocating resources, foreign exchange control and setting monetary and fiscal policy.

The growth of China’s economy has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may fluctuate or even decline in the near future. Some of the government measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

Additionally, the PRC government may promulgate laws, regulations or policies that seek to impose stricter scrutiny over the current regulatory regime in certain industries or in certain activities. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may adversely affect our subsidiaries’ operations, and limit our ability to offer or continue to offer securities to investors and cause the value of our securities to decline or be worthless.

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

PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China over the past several decades. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

The PRC government may intervene or influence our operations at any time, or may exert more control over the China operations of an offshore holding company and offerings conducted overseas and foreign investment in China-based issuers, such as our PRC subsidiaries. Such control or influence may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We conduct our business in China through our operating subsidiaries. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic and social conditions. The PRC government may intervene or influence our subsidiaries’ operations at any time, which could result in a material change in our operations and/or the value of the Company’s securities. We expect the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Additionally, the PRC government may promulgate laws, regulations or policies that seek to impose stricter scrutiny over current regulatory regime in certain industries or in certain activities. For instance, the PRC government has discretion over the business operations in China and may intervene with or influence specific industries or companies as it deems appropriate to further regulatory, political and societal goals, which could have a material and adverse effect on the future growth of the affected industries and the companies operating in such industries. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may adversely affect our subsidiaries’ operations, and limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to decline or be worthless.

Changes in PRC laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Rules and regulations in China can change quickly with little advance notice. We and our current subsidiaries are, and any future subsidiaries will be, considered foreign persons or foreign-invested enterprises under PRC laws, and as a result, we are and will be required to comply with PRC laws and regulations applicable to foreign persons or foreign-invested enterprises. These laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. Exploration and mining operations in the PRC are subject to environmental laws and regulations, and the imposition of more stringent environmental regulations may affect our ability to comply with, or our costs to comply with, such regulations. Such changes, if implemented, may adversely affect our business operations and may reduce our profitability. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

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

We are a holding company incorporated in the BVI. Under BVI law, we may only pay dividends to investors, including U.S. investors, from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business, and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown in our books of account, and our capital. As a result of our holding company structure, dividends and other distributions to our shareholders, including U.S. investors, will depend primarily upon dividend payments from our subsidiaries. However, PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits as certain reserve funds according to PRC accounting standards and regulations. The PRC government also imposes controls on the conversion of CNY into foreign currencies and the remittance of currency out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur further debt in the future, debt covenants may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive dividends from our operating companies due to contractual or other limitations on the payment of dividends, we may be unable to pay dividends or make other distributions on our common shares.

Governmental control of currency conversion may affect payment of any dividends or foreign currency denominated obligations, and it may adversely affect the value of your investment.

The PRC government imposes controls on the convertibility of CNY into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. Under existing PRC foreign exchange regulations, the CNY is currently convertible under the “current account,” which includes trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where CNY is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due, or pay dividends or make other distributions to investors, including U.S. investors.

See “Item 10.D. ADDITIONAL INFORMATION – Exchange Controls” for further details regarding exchange controls in the PRC.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The exchange rate of the Renminbi against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. As most of our operating expenses are denominated in Renminbi, or CNY, any significant revaluation of the Renminbi may materially and adversely affect our cash flows and financial condition. Additionally, if we convert our CNY into U.S. Dollars, to pay dividends on our common shares or for other business purposes, depreciation of the CNY against the U.S. Dollar would negatively affect the amount of U.S. Dollars we convert our CNY into. Conversely, to the extent that we need to convert U.S. Dollars we receive from an offering of our securities or otherwise into CNY for our operations, the appreciation of the CNY against the U.S. Dollar could have an adverse effect on our financial condition and result in a charge to our income statement and a reduction in the value of these U.S. Dollar denominated assets.

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

Our auditor, the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB had been previously unable to conduct inspections without the approval of the Chinese authorities, our auditor was subject to the determinations announced by the PCAOB on December 16, 2021 that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. On December 15, 2022, the PCAOB issued a report vacating the previous determinations dated December 16, 2021. Accordingly, until such time as the PCAOB issues any new determination, we are not at risk of having our securities subject to a trading prohibition under the HFCAA because we do not expect to be a Commission-Identified Issuer for a second consecutive year. If in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will consider issuing a new determination. Any inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures, reported financial information, and the quality of our financial statements.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On March 15, 2019, the PRC National People’s Congress enacted the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which became effective on January 1, 2020. The Foreign Investment Law has replaced the previous major laws and regulations governing foreign investment in the PRC, including the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Sino-foreign Co-operative Enterprises Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. According to the Foreign Investment Law, “foreign-invested enterprises” refers to enterprises that are wholly or partly invested by foreign investors and registered under the PRC laws within China, and “foreign investment” refers to any foreign investor’s direct or indirect investment activities in China, including: (i) establishing foreign-invested enterprises in China either individually or jointly with other investors; (ii) obtaining stock shares, equity shares, shares in properties or other similar interests of Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) investing through other methods provided by laws, administrative regulations or provisions prescribed by the State Council.

On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law of the PRC (the “Implementation Rules”) which came into effect on January 1, 2020, and replaced the Implementing Rules of the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Implementing Rules of the Sino-foreign Co-operative Enterprises Law of the PRC and the Implementing Rules of the Wholly Foreign-invested Enterprise Law of the PRC. According to the Implementation Rules, in the event of any discrepancy between the Foreign Investment Law, the Implementation Rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Rules shall prevail. The Implementation Rules also set forth that foreign investors that invest in sectors on the “Negative List” in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List. Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises must change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.

After the Foreign Investment Law and the Implementation Rules became effective on January 1, 2020, the provisions of the M&A Rules remained effective to the extent they are not inconsistent with the Foreign Investment Law and the Implementation Rules. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the competent PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions and investment in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, according to the Anti-Monopoly Law of the PRC, the SAMR shall be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations necessary to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could materially and adversely affect our ability to expand our business or maintain our market share.

In December 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. According to the Security Review of Foreign Investment, for foreign investments that affect or may affect national security, security review shall be conducted in accordance with the provisions thereof. We cannot assure you that our current or new business operations will remain fully compliant, or that we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

We and our PRC subsidiaries are required to maintain a series of licenses, permits and approvals from PRC authorities to operate our business in the PRC, and failure to maintain or renew such licenses, permits or approvals in a timely manner could materially affect our business.

Prior to the sale of PST Technology, our PRC subsidiaries carried out rural wastewater treatment and metal exploration activities in the PRC. After PST Technology’s disposition, we discontinued the operation in wastewater treatment segment and continue engaging in the exploration and mining business, which is subject to a series of PRC laws and regulations. Such business activities require us to obtain licenses, permits and approvals from different PRC authorities, including an exploration permit from the Natural Resources Department of the Inner Mongolia Autonomous Region with regards to our metal exploration activity and business licenses from local administration for market regulation as required upon company registration. As of the date of this annual report, as far as we are aware and in the judgment of management, we have obtained all necessary licenses, permits and approvals to operate our business in the PRC, and have not been denied any such licenses, permits or approvals. If we or our PRC subsidiaries fail to maintain or renew such licenses, permits and approvals in a timely manner in the future, our business may be materially affected.

The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we successfully obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of any successfully obtained approvals, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities. Sanctions could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

On July 6, 2021, PRC government authorities issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. They proposed to take measures such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas listed companies.

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

As of the date of this annual report, as far as we are aware and in the judgment of management, we have received all requisite permissions or approvals in connection with our offshore offerings under PRC law, and have not been denied any such permissions or approvals. However, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, including by our inadvertent conclusion that such approval or filing was not required when in fact it was, or a rescission of any such approval or filing if obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation and the trading price of our listed securities.

Failure to comply with PRC regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

On December 28, 2021, the CAC, together with 12 other departments, adopted the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require network platform operators possessing personal information of more than one million individual users to undergo a cybersecurity review by the CAC when they seek a listing on a foreign exchange. The Cybersecurity Review Measures provide that critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the applicable local cyberspace administration in accordance with the provisions thereunder.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Security Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and science and technology and national defense industries, which may seriously endanger national security, peoples’ livelihoods and the public interest in the event of damage, function loss or data leakage. In addition, the relevant administrative departments of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. Among these industries, the energy and telecommunications industries are mandated to take measures to provide key assurances for the safe operation of critical information infrastructure in other industries and fields.

We and our PRC subsidiaries do not carry out business in China through any self-owned network platform and hold personal information of less than one million individuals from PRC operations. We and our PRC subsidiaries have not been identified as critical information infrastructure operators by any PRC authorities. The data collected from our China operations is mainly information related to our production, customers, suppliers and our employees. We believe that we and our PRC subsidiaries do not commit any acts that threaten or endanger the national security of the PRC, and to our knowledge we and our PRC subsidiaries have not received or been subject to any investigation, notice, warning or sanction from any PRC authority with respect to national security issues arising from our business operations. As of the date of this annual report, we do not believe that we need to proactively apply for the cybersecurity review required by the CAC.

Furthermore, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers, which became effective on September 1, 2022, which require that to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where a data processor provides critical data abroad; (ii) where a key information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) in other circumstances prescribed by the CAC for which declaration of a security assessment for outbound data transfers is required. As we and our PRC subsidiaries do not provide any data collected from China operations abroad, we do not believe it is necessary for us to declare any security assessments pursuant to the Security Assessment Measures for Outbound Data Transfers.

However, there remains uncertainty as to how these regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules or detailed implementation and interpretation, and there is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do. There have not been comparable developments in Hong Kong, but those could occur, and we believe we are currently in compliance with all Hong Kong laws and regulations regarding data security. If any such new laws, regulations, rules or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. However, we cannot assure you that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity reviews and/or other requirements of the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, it is possible that we may be required to suspend the relevant business, or face other penalties, which could materially and adversely affect our business, financial condition, results of operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As of the date of this annual report, we have not been informed that we have been identified as a critical information infrastructure operator by any governmental authorities. These laws and regulations are still new and there is uncertainty with respect to the interpretation and implementation of these data security laws and regulations. We will closely monitor the relevant regulatory environment and will assess and determine whether we are required to apply for the cybersecurity review.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In 2009, the State Administration of Taxation (“SAT”) issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Standards of Actual Organizational Management (“SAT Circular 82”), which was partially amended by the Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by the SAT on January 29, 2014, and further partially amended by the Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by the SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the major assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the “de facto management body” must follow the “substance over form” principle. In addition, the SAT issued the Announcement of State Administration of Taxation on Promulgation of the Administrative Measures on Income Tax on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation) (“SAT Bulletin 45”) on July 27, 2011, effective from September 1, 2011, and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” that are applicable to us or our overseas subsidiaries. We do not believe that CHNR meets all of the conditions for a PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that CHNR is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, known as the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Double Taxation Arrangement”), the tax rate is reduced to 5% for dividends if relevant conditions are met, including without limitation that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in the PRC resident enterprise during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong resident enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain a tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiaries to their immediate holding companies. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of common equity if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures related to account establishment, funds transfer and remittance. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of corresponding shares and interests. We and our executive officers and other employees who have been PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under our equity incentive plan will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiaries’ ability to distribute dividends to us. As at the date of this annual report, we have already completed the SAFE registration and obtained the relevant approval of foreign exchange for our executive officers, consultants and other employees who have been granted options and are subject to the above regulations. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

On July 14, 2022, the board of directors of the Company granted option covering an aggregate of 8,100,000 Common shares of the Company (or 1,620,000 Common shares of the Company as adjusted by a five-to-one share combination on April 3, 2023) to fifteen consultants and employees of the Company under the China Natural Resources, Inc. 2014 Equity Compensation Plan. SAT has issued circulars concerning employee share options, under which certain of our employees and consultants who are PRC tax residents and exercise share options will be subject to PRC individual income tax. The individual income tax of consultant grantees and employees shall be paid according to remuneration for personal services and wages and salaries respectively. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees and consultants who exercise their share options. If our employees and consultants fail to pay or if we fail to withhold their individual income tax as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, our PRC subsidiaries are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and to contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees up to a maximum amount specified by the local government from time to time at locations where they operate the businesses. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our subsidiaries’ contribution to be insufficient, our subsidiaries may be subject to late contribution fees or fines in relation to any underpaid employee benefits, and our financial condition and results of operations may be adversely affected.

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

The Moruogu Tong Mine is in the exploration stage.

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

During 2023, the world witnessed the continuation of the Russia-Ukraine conflict, the Israel Hamas war, the Red Sea crisis, persistent high inflation and interest rate in many major economies, which led to disruptions to, and notable fluctuations in, the commodity market worldwide and resulted in high volatility in the market prices of lead, silver and copper. In 2023, the Shanghai Futures Exchange (“SHFE”) lead price hit a low of CNY15,015 (US$2,121) per ton and a high of CNY17,540 (US$2,478) per ton, the SHFE silver price reached a low of CNY4,756 (US$$672) per kilogram (“kg”) and a high of CNY6,343 (US$896) per kg, and the SHFE copper price hit a low of CNY62,690 (US$8,856) per ton and a high of CNY71,500 (US$10,101) per ton, each reflecting high volatility. The extent to which demand and prices will be supported in the future is highly uncertain, as the impacts of the interest rate hikes in major economies, especially the U.S., the ongoing geopolitical tensions and remaining effects of the COVID-19 pandemic continue to cause disruptions to the global economy and to business activities at all levels. Any widespread resurgence of COVID-19 or other pandemics, or further geopolitical tensions, could significantly and adversely impact market sentiment and the broader economy. Aggressive monetary policies of major economies could also cause unexpected consequences beyond mere economic downturns, such as large-scale bankruptcy and even financial crisis, which will have significant and negative impacts on the commodity markets. Therefore, demand and price volatility in the commodity markets may continue for a prolonged period or further deteriorate, which may adversely affect our ability to sell minerals from the Moruogu Tong Mine on a profitable basis.

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

ESG issues, including those related to health, safety, climate change and sustainability, may have an adverse effect on our business, financial condition, and results of operations, could damage our reputation, and may increase costs.

There is an increasing focus from certain investors, customer, partners and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow and change, and may continue to shift based on political conditions in the countries in which we operate and do business. If our ESG practices fail to meet regulatory requirements, our medium- and long-term ESG commitments, or investors, customers, partners or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, human capital management, employee health and safety practices, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted.

Investors, customers, partners and other stakeholders are increasingly focusing on environmental issues, including climate change, dams, energy and water use, and other sustainability concerns. Concern over climate change, in particular, may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment.

If we do not adapt to or comply with new regulations, or if we fail to comply with disclosure requirements and consequently fail to meet evolving regulatory, investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in us, customers and partners may choose to stop the cooperation with us, which could have a material adverse effect on our reputation, business or financial condition.

In addition, our ESG practices and initiatives may result in increased operational costs, including monitoring and reporting costs, equipment costs, energy costs, and other costs to comply with our developing practices and initiatives. These additional costs could have a material impact on our business, results of operations and financial condition.

Risks Relating to the Sale of PST Technology

We face risks associated with the divesture of our wastewater treatment segment.

In July 2021, we acquired PST Technology for consideration of three million of the Company’s newly issued restricted common shares, 120 million shares of FARL, and approximately CNY10.3 million (US$1.46 million). Through our acquisition of PST Technology, we obtained a 51% equity interest in Shanghai Onway, a company principally engaged in services related to rural wastewater treatment. In addition to the purchase price, we incurred significant non-recurring expenses in connection with the acquisition, including legal, accounting, financial advisory, integration planning and other expenses, and have incurred integration costs arising out of this transaction.

On July 28, 2023, we entered into a Sale and Purchase Agreement (“SPA”) with Feishang Group Limited (“Feishang Group”), pursuant to which, we agreed to sell 100% equity interest of Precise Space-Time Technology Limited to Feishang Group, together with PST Technology’s outstanding payable owed to us, for consideration of approximately CNY95,761,119 comprising: (i) CNY-34,197,300, the fair value of 100% equity interest of PST Technology as determined by the independent valuation report dated July 28, 2023; and (ii) CNY129,958,419, the book value of PST Technology’s outstanding payable owed to us. After PST Technology’s disposition, we discontinued the operation in wastewater treatment segment and continue engaging in the exploration and mining business. This divestiture may adversely affect our business, results of operations or financial condition if we are unable to offset the dilutive impacts from the loss of revenue associated with the divested waste water treatment business, or otherwise achieve the anticipated benefits or cost savings from the divestiture.

In addition, we may divest in the future businesses as part of ongoing efforts to refine our portfolio and redefine our strategic priorities. We may not be able to successfully achieve the expected benefits of such divestitures and such divestitures may not have the desired effect of enhancing the status of our portfolio of businesses. Our divestitures could result in exposure to contingent or unexpected liabilities, such as litigation, indemnification claims, regulatory claims and earn-out obligations. Furthermore, businesses under consideration for, or otherwise subject to, divestiture may be adversely impacted prior to completion of the divestiture, which could adversely affect our business, results of operations or financial condition.

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

       The completion of the Acquisition is subject to a number of conditions, including, among other things, the transfer of ownership interests in Williams Minerals from the Sellers to the intermediate holding company; the Company’s payment of the first installment of US$140 million, in cash or by way of promissory notes, to the Sellers; the issuance of independent technical reports regarding the amount of qualified measured, indicated and inferred resources quantity of lithium oxide proven to be in each region of the mining area; the settlement of the then-total consideration accumulated in cash and restricted shares, as calculated in reference to the issued independent technical reports; and the transfer of ownership rights to the Company for each region of the mining area. Pursuant to the Zimbabwe SPA, for each relevant region of the lithium mine, until the Company’s legal possession and control vests, the Sellers will maintain legal possession and control, including the right of exploration, sale of lithium, and the revenue derived therefrom, as well as liability for operational costs and third-party claims. The Company’s legal possession and control of each relevant region only vests upon its settlement of the then-total consideration accumulated. There can be no certainty, nor can we provide any assurance, that all conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the acquisition may not be completed. On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the Zimbabwe SPA with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. Although we expect that the last independent technical report will be completed, and accordingly ownership rights to the last mining region (as described above) will vest with the Company, in 2026, there is no guarantee that the Acquisition will be completed on such timeline, or at all.

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

We are actively seeking opportunities to enter other industries in the PRC, as well as other potentially attractive opportunities; however, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing infrastructure. In addition, in the event we acquire any existing businesses we could assume unknown or contingent liabilities.

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

As part of our growth strategy, we may acquire or invest in other businesses, assets or technologies that are outside of the sectors we have historically operated in but fit within our strategic goals. Any acquisition or investment may divert the attention of management and require us to use significant amounts of cash, issue dilutive equity securities or incur debt. We have limited experience in acquiring other businesses. In addition, we may be exposed to unknown risks, any of which could adversely affect our business, results of operations, and financial condition, including risks arising from:

•	difficulties in integrating the operations, technologies, product or service offerings, administrative systems, and personnel of acquired businesses, especially if those businesses operate outside of our core competency or geographies in which we currently operate;

•	potential loss of key employees of the acquired business;

•	inability to maintain key business relationships and reputation of the acquired business;

•	litigation arising from the acquisition or the activities of the acquired business, including claims from terminated employees, customers, former shareholders or other third parties;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license, or increase our risk of liability;

•	complications in the integration of acquired businesses or diminished prospects, including as a result of the domestic and global economic downturns;

•	failure to generate the expected financial results related to an acquisition in a timely manner or at all;

•	failure to accurately forecast the impact of an acquisition transaction; and

•	implementation or remediation of effective controls, procedures, and policies for acquired businesses.

Risks Relating to Our Financial Condition and Business

We have incurred losses from operations in each of the preceding three fiscal years of 2021, 2022 and 2023 and there is no assurance that we will generate profits from operations in the future.

For the three years ended December 31, 2021, 2022 and 2023, we incurred operating losses of CNY10.48 million, CNY24.55 million and CNY9.14 million (US$1.29 million), respectively. Our operating losses mainly represent administrative expenses, such as legal and professional fees, payroll expenses, our cost of sales and estimated uncollectible receivables, as well as equity-settled share-based compensation for certain eligible individuals under the 2014 Equity Compensation Plan (the “2014 Plan”) granted on July 14, 2022. Any future profitability will be dependent upon many factors, including our successful integration and profitable operations of our newly acquired and existing businesses; our ability to fund our exploration and operating expenses, successfully produce metal outputs, and sell our production output to third parties; and the successful execution of our plans to pivot to other industries. Other factors, such as uncertainty over the demand and market price for lead, silver and other metals, or the availability of attractive acquisition targets in other industries, are outside of our control. There is no assurance that we will be successful in our efforts to achieve profitability, and we expect to incur significant losses for the foreseeable future. We can provide no assurance to investors that we will achieve profitable operations in the future.

We will have to fund operating expenses from other sources until we are able to generate sufficient revenue to pay them.

We have generated losses from operations over each of the past three fiscal years, and we have generated revenues from our current operations in recent periods prior to the cessation of these two businesses. We will continue to incur operating expenses in connection with our exploratory activities, and we intend to fund those expenses with internal resource and/or the proceeds of loans from our Related-Party Debtholders, if available, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary and available, further bank borrowings. We may incur substantial expenses in connection with developing our current operations or identifying an additional focus for our business. There is no assurance that we will be able to secure amounts sufficient to fund our operating expenses until such time as we are able to generate revenues sufficient to pay those expenses.

The loss of key personnel could affect our business and prospects.

We believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business, particularly as our management has limited experience in industries in which we are exploring potential business opportunities. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and prospects for growth could be adversely affected. Intense competition for these personnel in these industries could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2023, was effective. However, we cannot assure you that our management will not identify material weaknesses in the future, or our independent public registered accounting firm will not identify material weaknesses if it assesses our internal control over financial reporting in the future. In addition, because of the inherent limitations of any internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 of and other requirements of SOX.

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

We are a BVI company, all of our directors are located outside the United States in Hong Kong, all of our assets and officers are located outside the United States in the PRC, and our operations are conducted in the PRC. We do not maintain a business presence in the United States. Therefore, it may not be possible to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or them. Moreover, there is doubt whether courts in the BVI, the PRC or Hong Kong would enforce (a) judgments of United States courts against us, our directors or officers based on the civil liability provisions of the securities laws of the United States or any state, or (b) in original actions brought in the BVI, the PRC or Hong Kong, liabilities against us or any nonresidents based upon the securities laws of the United States or any state.

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

You may experience dilution to the extent that our common shares are issued upon the exercise of our outstanding warrants, and if we issue additional equity securities, or there are any issuances and subsequent exercises of stock options issued in the future. Up to 1,115,903 Common shares may be issued with the exercise of warrants at a per share exercise price of $3.00 issued to the investors and up to 74,394 Common shares may be issued with the exercise of warrants at a per share exercise price of $2.20 issued to the placement agent in a private placement (the “Private Placement”) in connection with a registered offering of 1,487,870 Common shares to the same investors at a price of $2.20 per Common Share (the “Registered Offering”) in February 2024. Up to 1,620,000 common shares may be issued with the exercise of options at a per share exercise price of $3.115 issued to certain eligible individuals under the Company’s 2014 Plan as adjusted by a five-to-one share combination on April 3, 2023. See, “Item 10.C. Additional Information — Material Contracts.”

Substantial future sales or perceived potential sales of our common shares in the public market could cause the price of our common shares to decline.

Sales of our common shares in the public market, or the perception that these sales could occur, could cause the market price of our common shares to decline. As of the date of this annual report, we have 9,865,767 Common shares issued and outstanding. On February 16, 2024, the Company entered into a securities purchase agreement with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell, (i) in a registered direct offering, up to an aggregate of 1,487,870 of common shares, no par value of the Company at a per Share purchase price of $2.20, and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,115,903 common shares of the Company (the “Investors Warrants”), for gross proceeds of approximately $3.27 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. In connection will the Registered Offering and Private Placement pursuant to the terms of a placement agency agreement, dated February 16, 2024 between the Company and Placement Agent (the “Placement Agent Agreement”), the Company agreed to issue to the Placement Agent warrants to purchase an aggregate of up to 74,394 Common shares at a per share exercise price of $2.20 (the “Placement Agent Warrants”, and together with the Investors Warrants, the “Warrants”). Assuming exercise of all of the Warrants by cash and without adjustment, a maximum of 1,190,297 Common shares underlying the Warrants will be offered for sale, subject to any restrictions as applicable under the Securities Act.

Certain of the Selling Shareholders may acquire their Common shares at a price that is less than the market price of the Common shares in the future, may earn a positive rate of return even if the price of the Common shares declines and may be willing to sell their Common shares at a price less than shareholders that acquired Common shares in the public market.

Certain of our Selling Shareholders may purchase their respective common shares at prices lower than the market prices in the future and may therefore experience a positive rate of return on their investment, even if our public shareholders experience a negative rate of return on their investment. As a result, the Selling Shareholders are able to recognize a greater return on their investment than shareholders that acquired Common shares in the public market. Up to 1,115,903 Common shares may be issued with the exercise of the Investor Warrants at a per share exercise price of $3.00 and up to 74,394 Common shares may be issued with the exercise of the Placement Agent Warrants at a per share exercise price of $2.20. Furthermore, the Selling Shareholders may earn a positive rate of return even if the price of the Common shares declines significantly. As a result, the Selling Shareholders may be willing to sell their shares at a price less than shareholders that acquired their Common shares in the public market or at higher prices than the price paid by such Selling Shareholders, the sale of which would result in the Selling Securityholder realizing a significant gain even if other CHNR shareholders experience a negative rate of return.

There is a limited number of our common shares in the public float and trading in our shares is not active; therefore, our common shares tend to experience price volatility.

There are currently approximately 4,357,828 of our common shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the PRC, and, at times, in tandem with other natural resource companies. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

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

The price at which common shares are quoted on Nasdaq may increase or decrease due to a number of factors, which may negatively affect the price of the common shares.

The price at which the common shares are quoted on Nasdaq may increase or decrease due to a number of factors. These factors may cause the common shares to trade at prices above or below the prices at which the common shares were first offered without regard to our operations and financial performance. Some of the factors which may affect the price of the common shares include:

•	fluctuations in the domestic and international market for listed stocks;
•	general economic conditions, including interest rates, inflation rates, exchange rates, commodity and oil prices;
•	changes to government fiscal, monetary or regulatory policies, legislation or regulation;
•	inclusion in or removal from market indices;
•	acquisition and dilution;
•	climate change and pandemic risk;
•	the nature of the markets in which we operate; and
•	general operational and business risks.

Other factors which may negatively affect investor sentiment and influence the Company, specifically or the stock market more generally include acts of terrorism, an outbreak of international hostilities or tensions, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other man-made or natural events. We have limited ability to insure against some of the risks mentioned above.

Our principal beneficial owner and his affiliates control us through their share ownership; and their interests may differ from those of other shareholders.

Mr. Li Feilie, beneficial owner of a majority of our outstanding common shares, beneficially owns approximately 54.5% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and holds a substantial amount of the Company’s debt (see “Item 7.B. Major Shareholders and Related Party Transactions – Related Party Transactions,” below). Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this annual report under “Item 6.E. Directors, Senior Management and Employees – Share Ownership.”

The rights of our shareholders are governed by BVI law, the provisions of which may not be as favorable to shareholders as under U.S. law, and our directors may take actions with which you disagree without first receiving shareholder approval.

Our directors have the power to take certain actions without shareholder approval, including the amendment of our Amended and Restated Memorandum of Association (the “Memorandum”) and our Articles of Association (the “Articles”) (save and except that such amendments may not restrict the rights or power of our shareholders to amend the Memorandum or the Articles, and may not change the percentage of shareholders required to pass a resolution to amend the Memorandum or the Articles, and further that our directors may not amend the Memorandum or the Articles in circumstances where they may not be amended by our shareholders), and also including an increase or reduction in the maximum number of shares which our company is authorized to issue, which would require shareholder approval under the laws of most jurisdictions in the United States. In addition, the directors of a BVI company, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations with a subsidiary, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, or any combination of the foregoing, if they determine it is in the best interests of the company. Our ability to amend our Memorandum and Articles without shareholder approval could allow our directors to implement provisions to those documents that have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common shares at a premium over then current market prices, as could the ability of our directors to issue blank check preferred shares.

The elimination of monetary liability against our directors and officers under our Articles and the indemnification of our directors and officers may result in substantial expenditures by us and may discourage lawsuits against our directors and officers.

Our Articles contain provisions that indemnify our directors and officers against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they may incur as a result of any act or failure to act in carrying out their functions, other than such liability that they may incur by reason of their own actual fraud or wilful default. No such indemnified person shall be liable to our company for any loss or damage incurred by our company as a result of carrying out their functions unless that liability arises through the actual fraud or wilful default of such indemnified person. We may provide contractual indemnification obligations under agreements with our directors, officers and employees. These indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlements or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors, officers and employees for breach of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit the Company and our shareholders.

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

China Natural Resources, Inc. was incorporated in the BVI on December 14, 1993, and is a company limited by shares incorporated under the BVI Business Companies Act. We are not a Chinese operating company but a BVI holding company with operations conducted by our subsidiaries established in the PRC. See, “Risk factors — Risks Relating Our Operations and the Doing Business in the PRC — The PRC government may intervene or influence our operations at any time, or may exert more control over the China operations of an offshore holding company and offerings conducted overseas and foreign investment in China-based issuers, such as our PRC subsidiaries. Such control or influence may significantly limit our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

Prior to the sale of PST Technology in July 2023, the Company operated in two reportable operating segments: wastewater treatment and exploration and mining. During 2021, the Company entered the rural wastewater treatment industry in the PRC by acquiring a 51% equity interest in its operating subsidiary Shanghai Onway. Additionally, the Company is engaged in metal exploration and mining activities in Inner Mongolia Autonomous Region of the PRC, including exploring for lead, silver and other nonferrous metal. After the sale of Precise Space-Time Technology Limited and the disposal of the wastewater treatment segment in July 2023, the Company is solely engaged in metal exploration and mining activities in Inner Mongolia Autonomous Region of the PRC, including exploring for lead, silver and other nonferrous metal.

In February 2023, the Company entered into a material definitive agreement with Feishang Group, the Company’s controlling shareholder, and Top Pacific, a non-affiliate, and Mr. Li Feilie and Mr. Yao Yuguang, to acquire Williams Minerals, which owns the mining permit for a Zimbabwean lithium mine. In December 2023, the Company entered into an amendment agreement to the sale and purchase agreement dated as of February 27, 2023 by and among the Company, Feishang Group, the Company’s controlling shareholder, and Top Pacific, a non-affiliate, and Mr. Li Feilie and Mr. Yao Yuguang for the extension of the long stop date for closing the Acquisition from December 31, 2023 to December 31, 2024.

The Company is also actively exploring business opportunities in other non-natural resource sectors.

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

On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the sale and purchase agreement dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024.

The foregoing description of the Zimbabwe SPA, and the Amendment Agreement thereto, is only a summary and is qualified in its entirety by reference to the sale and purchase agreement dated February 27, 2023, and the amendment agreement to the sale and purchase agreement dated December 22, 2023, by and among the Company, Feishang Group Limited, Top Pacific (China) Limited, Li Feilie, and Yao Yuguang, a copy of each of which is incorporated by reference as Exhibit 4.17 and Exhibit 4.20 to this annual report.

Acquisition and Sale of PST Technology

We diversified our business by entering the environmental protection sector, which provides compelling synergies with our current operations, through the acquisition of PST Technology. On July 27, 2021, the Company entered into a Sale and Purchase Agreement with Li Feilie, pursuant to which the Company issued three million restricted common shares, no par value, and transferred 120 million shares of FARL, as well as approximately CNY10.3 million (US$1.5 million), to Feishang Group, in exchange for all outstanding shares of PST Technology and the transfer to the Company of approximately CNY130.0 million (US$18.4 million) of PST Technology’s outstanding debt previously owed to Mr. Li, which debt was eliminated upon consolidation. PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC projects and public-private partnership (“PPP”) projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. The total value of the consideration that the Company provided to Mr. Li was approximately CNY104.1 million (US$14.7 million), which amount was a 20% discount to the valuation (including the assigned debt) of PST Technology provided by an independent valuation firm.

On July 28, 2023, the Company entered into a Sale and Purchase Agreement with Feishang Group Limited (“Feishang Group”). Pursuant to the agreement, the Company agreed to sell 100% equity interest of PST Technology to Feishang Group, together with PST Technology’s outstanding payable owed to the Company, for consideration of approximately CNY95,761,119 comprising: (i) CNY -34,197,300, the fair value of 100% equity interest of PST Technology as determined by the independent valuation report dated July 28, 2023; (ii) CNY 129,958,419, the book value of PST Technology’s outstanding payable owed to the Company.

PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway and Shanghai Onway’s subsidiaries which are principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. After PST Technology’s disposition, the Company discontinued the operation in wastewater treatment segment and continue engaging in the exploration and mining business.

Acquisition of FARL Shares

On August 17, 2020, we acquired 120 million shares of FARL, a company that is traded on the main board of the Hong Kong Stock Exchange under ticker 1738, representing approximately 8.7% of the outstanding equity of that company. On August 17, 2020, the Company entered into a sale and purchase agreement with Feishang Group pursuant to which the Company issued 9,077,166 of the Company’s common shares, no par value, to Feishang Group, in exchange for 120 million shares of FARL, with an approximate aggregate value of HK$87,522,000 (determined at a price of HK$1.006 per share, representing the average closing price of FARL on the five trading days before August 17, 2020, adjusted for a 27.5% discount based on an independent valuation report). Feishang Group is the largest stockholder in the Company, and is wholly owned by Mr. Li Feilie, who also beneficially owns 53.53% of the outstanding equity of FARL. For more information, see “Item 7.B. – Major Shareholders And Related Party Transactions – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares.” The 120 million shares of FARL were transferred as part of the consideration for the acquisition of all the outstanding shares of PST Technology. See, “Item 4.A. Information on the Company - History and Development of the Company — Acquisition and Sale of PST Technology.”

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

Other Matters

We made capital expenditures of CNY0.09 million, CNY0.02 million and CNY0.01 million (US$1,729) in 2021, 2022 and 2023, respectively. Our capital expenditures for 2021, 2022 and 2023 consisted primarily of the purchase of property, plant and equipment for office use.

Recent Regulatory Development

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other PRC government authorities jointly published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Any network product or service or any data processing activity that affects or may affect national security as deemed by member organizations of the cybersecurity review mechanism shall be reviewed under the Cybersecurity Review Measures after the Cybersecurity Review Office reports it to the Central Cyberspace Affairs Commission for review, as per the procedure..

We and our PRC subsidiaries do not carry out business in China through any self-owned network platform and hold personal information of less than one million individuals from PRC operations. We and our PRC subsidiaries have not been identified as critical information infrastructure operators by any PRC authorities. The data collected from our China operations is mainly information related to our production, customers, suppliers and our employees. We believe that we and our PRC subsidiaries do not commit any acts that threaten or endanger the national security of the PRC, and to our knowledge we and our PRC subsidiaries have not received or been subject to any investigation, notice, warning or sanction from any PRC authority with respect to national security issues arising from our business operations. As of the date of this annual report, we do not believe that we need to proactively apply for the cybersecurity review required by the CAC. See, “Item 3.D. Risk Factors —  Risks Relating to Our PRC Operations and Doing Business in the PRC — Failure to comply with PRC regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.”

CSRC Filing Requirements

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, along with five supporting guidelines, or the New Overseas Listing Rules. These regulations became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information.

The New Overseas Listing Rules provide that if the issuer meets the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering subject to the filing procedures as set forth under the New Overseas Listing Rules: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the mainland China, or its main place(s) of business are located in the mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the mainland China.

According to the New Overseas Listing Rules, issuers shall file with the CSRC within three business days after the initial submission of the registration statement to the SEC for its nonpublic review and to report to the CSRC upon the completion of the reported offering. Moreover, the New Overseas Listing Rules mandate that overseas-listed issuers conducting follow-on securities offerings in the same overseas market must file with the CSRC within three business days after the completion of such offering. Additionally, issuers listed overseas are required to report “material events” to the CSRC within three business days following the occurrence and public announcement of such events. These material events include change of control, voluntary delisting or being ordered to delist, and investigations or penalties by overseas securities regulatory bodies, among other things. Failure to fulfill these obligations to make timely filings or reports to the CSRC may result in fines, legal or administrative sanctions and other adverse consequences and could materially and adversely affect our ability to raise funds in overseas markets. For details of the associated risks, see “Item 3.D. Risk Factors — Risks Relating to Our PRC Operations and Doing Business in the PRC — The filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete such filing.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings and securities offerings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in this regard.

On February 24, 2023, the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises was promulgated, or the Provision on Confidentiality, which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise publicly discloses or provides documents and materials involving state secrets and working secrets of state organs, or Relevant Documents and Materials, to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses Relevant Documents and Materials through its overseas listing subjects, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. Where a domestic enterprises provides accounting archives or copies of such archives to entities and individuals such as securities companies, securities service institutions and overseas regulatory authorities, it shall complete the corresponding procedures pursuant to relevant rules of the State. The working materials formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and outbound transfers of such materials shall go through approval procedures in accordance with relevant rules of the State.

Material Licenses and Permits

Except as disclosed in “Item 3.D. Risk Factors — Risk Related to Our PRC Operations and Doing Business in the PRC — We and our PRC subsidiaries are required to maintain a series of licenses, permits and approvals from PRC authorities to operate our business in the PRC, and failure to maintain or renew such licenses, permits or approvals in a timely manner could materially affect our business,” We believe that as of the date of this annual report, we and our subsidiaries have received from the PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, which solely include the business licenses that authorize the scope of business operations, and no permission or approval has been denied. These licenses, permits and filings include, exploration and mining licenses, among others. Given the changes and developments of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, or approvals or complete additional filings for our and our subsidiaries’ business operations in the future. If we or any of our subsidiaries is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals in a timely manner, or at all, the competent PRC regulatory authorities would have discretion to take action regarding such violations or failures. In addition, if we had inadvertently concluded that any approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain additional approvals, permits, registrations or filings in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all. Such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operations. For risks relating to licenses and approvals required for our operations in China, see “Item 3.D. Risk Factors — Risk Related to Our PRC Operations and Doing Business in the PRC — We and our PRC subsidiaries are required to maintain a series of licenses, permits and approvals from PRC authorities to operate our business in the PRC, and failure to maintain or renew such licenses, permits or approvals in a timely manner could materially affect our business.”

Transfers of Cash and Assets between Our Company and Our Subsidiaries

Cash and asset transfers through the Group are primarily attributed to shareholder loans from us to our subsidiaries. Our subsidiaries receive substantially all revenue in RMB, and the PRC or Hong Kong governments could prevent the RMB maintained in the PRC or Hong Kong from leaving, impose controls on its conversion into foreign currencies, restrict deployment of the RMB into the business of our subsidiaries and restrict the ability to pay dividends. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to CHNR, only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. See, “Item 3.D. Risk Factors – Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.” There are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. To the extent cash in the business is in the PRC or Hong Kong or our PRC or Hong Kong entities, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC or Hong Kong governments to transfer cash. We cannot assure you that the PRC or Hong Kong governments will not intervene in or impose restrictions on our ability to make intercompany cash transfers.

All cash or asset transfers between us and our subsidiaries for each of the three years ended December 31, 2023, are set forth in the table below. The purpose of the outbound transfers, in the form of shareholder loans, was to pay off the subsidiaries’ expenses and provide working capital for the subsidiaries. The purpose of the inbound transfers, in the form of loan repayments, was to centralize the treasury function of the Company and our subsidiaries. There are no fixed repayment terms and no tax implication for these transfers. We did not make any capital contributions to, or receive any dividends from, our subsidiaries during these periods. Other than the assets and liabilities of the wastewater treatment business segment transferred to Mr. Li Feilie, our controlling shareholder, as the result of the sale of PST Technology which were accounted for as a deemed distribution of RMB20.38 million (US$2.88 million) to the controlling shareholder on July 28, 2024 with a corresponding deemed contribution from the controlling shareholder in the same amount, no transfers, dividends or distributions have been made to investors during these periods. We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or the investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations in the PRC and other jurisdictions. PRC laws and regulations may restrict our ability to make dividends and distributions to investors, including U.S. investors.

		Year ended December 31,
Transferor	Transferee	2021	2022	2023	2023
		HK$	HK$	HK$	US$

Outbound Transfers

China Natural Resources, Inc.	Feishang Mining	50,000	—	30,000	4,238
China Natural Resources, Inc.	China Coal	8,000	8,000	8,000	1,130
China Natural Resources, Inc.	Feishang Yongfu	8,000	8,000	38,000	5,368
China Natural Resources, Inc.	Feishang Dayun	8,000	8,000	38,000	5,368
	Total	74,000	24,000	114,000	16,104

Inbound Transfers
Feishang Mining	China Natural Resources, Inc.	—	—	—	—
China Coal	China Natural Resources, Inc.	—	—	—	—
Feishang Yongfu	China Natural Resources, Inc.	30,000	—	—	—
Feishang Dayun	China Natural Resources, Inc.	30,000	—	—	—
	Total	60,000	—	—	—

Implications of the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, and our auditor was subject to that determination. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA and as a result, NASDAQ may determine to delist our securities. See “Item 3.D. Risk Factors - Risks Relating to Our PRC Operations and Doing Business in the PRC - The PCAOB may determine that it is unable to inspect our auditor in relation to its audit work performed for our financial statements to its satisfaction, and the inability of the PCAOB to conduct inspections over our auditor may affect our investors’ ability to benefit from such inspections.”, “— Risk Factors - Risks Relating to Our PRC Operations and Doing Business in the PRC - Our common shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” and “— Risks Relating to Our PRC Operations and Doing Business in the PRC - Our common shares may be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate our auditor for three consecutive years, or two consecutive years if proposed changes to the HFCAA are enacted. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

B.	Business Overview

We are dedicated to becoming a leading multi-resources company in China, and is devoted to exploring the opportunities presented by other sectors as well, through complying with high international standards of corporate governance, continually expanding operations with profit growth potentials, enhancing overall cost effectiveness and productivity performance, collaborating with governments, communities and non-governmental organizations, optimizing our technical talent teams and innovation programs and maintaining responsible environmental practices.

We are committed to:

• delivering superior long-term value to our shareholders;
• providing a safe, healthy and fulfilling work environment for our employees while improving production efficiency and operating effectiveness;
• contributing to the economic and social development of the regions where we operate; and
• responsibly managing the environmental impact of all our operations.

We are principally engaged in exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC and exploration of attractive opportunities in other sectors. Our operating subsidiary, Bayannaoer City Feishang Mining Company Limited (“Bayannaoer Mining”) holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering the Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. The exploration permit evidences Bayannaoer Mining’s right to explore for minerals at the Moruogu Tong Mine. Initial results of the exploration program indicate the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. We are also actively seeking opportunities of exploration and mining of other metals outside of the PRC. See, “Corporate History and Structure — Acquisition of Williams Minerals.”

We continuously pivot our business by exploring new opportunities for growth or diversification. Between July 2021 and July 2023, we also engaged in the rural wastewater treatment business in China through the acquisition of PST Technology, which held 51% equity interest of Shanghai Onway, a PRC company which is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. We ceased the wastewater treatment business segment following the disposition of PST Technology in July 2023. See “Item 4.A. Information on the Company - History and Development of the Company — Acquisition and Sale of Precise Space-Time Technology Limited.”

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

Lead is an internationally traded commodity, the price of which is established on commodity markets throughout the world. During 2023, the world witnessed the continuation of the Russia-Ukraine conflict, the Israel Hamas war, the Red Sea crisis, persistent high inflation and interest rate in many major economies, which led to disruptions to, and notable fluctuations in, the commodity market worldwide. During the year, lead prices have been volatile due to global uncertainty. World refined lead usage increased further, but world refined lead production increased more, which reversed the previous lead supply deficit and led to a decline in lead price. In 2023, the SHFE lead price started the year at CNY16,050 (US$2,267) per ton, but dropped gradually and reached an annual low of CNY15,015 (US$2,121) per ton in early June 2023. It then rose quickly until mid-September 2023 and hit an annual high of CNY17,540 (US$2,478) per ton. After that, lead price fluctuated and declined notably due to an increase in supply. The closing price at the end of 2023 was CNY15,875 (US$2,243) per ton, representing an annual decrease of approximately 0.31%.

 The following table shows the world refined lead supply and usage over the past five years:

	2019	2020	2021	2022	2023

World mine production (thousand tons)	4,697	4,441	4,540	4,448	4,499
World refined production (thousand tons)	12,589	12,301	12,718	12,506	12,853
World refined usage (thousand tons)	12,591	12,139	12,659	12,640	12,761
London Mercantile Exchange (“LME”) average price (US$/ton)*	1,927	1,994	2,304	2,293	N/A
SHFE average price (CNY/ton)	15,115	14,745	15,370	15,930	15,860

———————

Source: International Lead and Zinc Study Group, LME, SHFE.

*LME average price is not available for 2023.

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

Silver is an internationally traded commodity, the price of which is established on commodity markets throughout the world. Silver tends to trend in lockstep with gold, but it also has its own unique market trend because it has stronger industrial attributes compared with gold. During 2023, world silver mine production increased to 842.1 million ounces, highest in the past five years, but a supply deficit still existed. Although the world economy faced many risks and uncertainties caused by the Russia-Ukraine conflict, the Israel Hamas war, the Red Sea crisis, and persistent high inflation and interest rate in many major economies, global industrial demand for silver still reached a record high in 2023. This was mainly attributed to structural reasons, especially a rapidly developing and prosperous photovoltaic industry. The price of silver was, on the one hand, supported by an increase in industrial demand, and on the other hand, pressured by a decrease in investment demand and strong US Dollar index and US Treasury yields. During the year, the SHFE silver price started out at CNY5,372 (US$759) per kg and dropped to its annual low of CNY4,756 (US$672) per kg in March 2023. After that, silver price saw a notable rebound until the end of the year. The closing price at the end of 2023 was CNY5,976 (US$844) per kg, representing an annual increase of approximately 11.43%.

The following table shows the world silver supply and demand over the past five years:

	2019	2020	2021	2022	2023

World mine production (million ounces)	836.6	782.2	827.6	822.4	842.1
World total supply (million ounces)	999.5	957.9	1,004.5	1,004.7	1,024.9
World total demand (million ounces)	990.0	901.9	1,055.6	1,242.4	1,167.0
COMEX average price (US$/oz)	17.9	26.4	23.4	24.0	24.1
SHFE average price (CNY/kg)	4,368	5,585	4,845	5,349	6,012

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

Copper is an internationally traded commodity, the price of which is established on commodity markets throughout the world. Traditionally, the price of copper is closely related to economic cycles and largely determined by supply and demand. China has relatively small copper reserves, yet has the greatest copper demand globally, so it relies on copper imports to meet that demand. Demand for copper in China and the U.S. plays a major role in global price determination. Global consumption of refined copper has increased annually, and there continues to be a shortage of supply. During 2023, SHFE copper price fluctuated at relatively high levels, supported by a prosperous photovoltaic industry but pressured by uncertain economic outlook in China, especially the real estate sector, a strong US dollar and high interest rates. The SHFE copper price saw strong gains in the early part of 2023, increasing from CNY66,160 (US$9,346) per ton to all-year high of CNY71,500 (US$10,101) per ton in mid-January, and then price exhibited a V-shape and reached an annual low of CNY62,690 (US$8,856) per ton in the second quarter of 2023. Price sunk again since mid-September, but growth in the fourth quarter allowed the SHFE copper price to close the year at CNY68,920 (US$9,736) per ton, representing an annual increase of approximately 4.01%.

The following table shows the world refined copper production and usage over the past five years:

	2019	2020	2021	2022	2023

World mine production (thousand tons)	20,669	20,768	21,301	21,950	22,063
World refined production (thousand tons)	24,159	24,672	24,964	25,401	26,927
World refined usage (thousand tons)	24,321	24,953	25,216	25,835	27,013
China’s refined production (thousand tons)	9,784	10,025	10,487	11,063	12,988
China’s refined usage (thousand tons)	12,800	14,229	13,840	14,027	14,703
LME average price (US$/ton)*	6,174	7,766	9,721	8,372	N/A
SHFE average price (CNY/ton)	49,280	57,970	70,120	66,120	68,970

———————

Source: International Copper Study Group, LME, SHFE.

*LME average price is not available for 2023.

Overview of Bayannaoer Mining

Bayannaoer Mining was established in 2005 to engage in mineral exploration activities in Bayannaoer City, located in the Inner Mongolia Autonomous Region of the PRC. The registered capital of Bayannaoer Mining is CNY59.48 million.

In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of Inner Mongolia Autonomous Region. Following completion of preliminary exploration activities and evaluation, management determined to retain exploration rights solely to the Moruogu Tong Mine; and, to date, has received a series of license renewals. Total exploration expenses related to these 11 exploration rights (exclusive of capitalized expenses that have not yet fully depreciated or amortized and administrative expenses) borne by Bayannaoer Mining incurred to date amount to approximately CNY35.60 million (US$5.03 million). The current exploration permit for the Moruogu Tong Mine runs until September 2026 and covers a site area of 7.81 square kilometers.

The Moruogu Tong Mine is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. In 2006, Bayannaoer Mining engaged the Land and Resources Exploration and Development Institute of Inner Mongolia to carry out prospecting, including geophysical and drilling works. To date, exploration expenses of approximately CNY23.54 million (US$3.33 million), inclusive of amounts paid by Jijincheng Mining, have been incurred for the Moruogu Tong Mine, which were paid for by Bayannaoer Mining with self-owned capital, loans from a related party, and funds received pursuant to its Cooperation Agreement with Jijincheng Mining of approximately CNY6.72 million (US$0.95 million).

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

The current exploration work stage of the northern part of Moruogu Tong Mine has been completed. The future amount for the exploration project, including drilling expenses, site construction costs, grassland compensation fees and simple infrastructure construction costs in order to apply for a mining rights permit, is anticipated to be approximately CNY11.38 million (US$1.61 million). Bayannaoer Mining and Jijincheng Mining intend to seek other investors to play roles similar to those of Jijincheng Mining in order to proceed with the further exploration and analysis of the northern part of Moruogu Tong Mine, with an aim to apply for a mining rights permit. This exploration project is expected to be financed by funds received pursuant to the Cooperation Agreement and/or any new or similar cooperation agreement, and loans from a related party. While the results of preliminary prospecting suggest that the northern part of Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, the Company cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. It is possible that further exploration and analysis will not confirm initial findings and that continued activities in furtherance of mining operations will cease.

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

Cooperation Agreement

On August 20, 2017, Bayannaoer Mining entered into the Cooperation Agreement with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support by Jijincheng Mining for the exploration and operating expenses of the northern part of Moruogu Tong Mine during the exploration stage such that Bayannaoer Mining is not required to make any further capital contribution for exploration activities, and for the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. According to the Cooperation Agreement, Jijincheng Mining is also responsible for engaging the exploration team and directing their activities. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for the northern part of Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration works conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain the subject of continuing discussion between the parties. To date, the total exploration expenses paid by Jijincheng Mining amount to approximately CNY6.72 million (US$0.95 million).

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

The competent department of environmental protection under the State Council shall supervise and manage environmental protection work throughout the country in a consistent manner. The competent departments of environmental protection of the local governments at the county level or above shall supervise and manage environmental protection work within their respective administrative areas in a consistent manner.

The state practices classified control over the environmental protection in construction projects based on the extent of environmental impact of construction projects in accordance with the following provisions:

(1) an environmental impact report shall be compiled for a construction project that may have a material impact on the environment, giving comprehensive and detailed evaluation of the pollution to be generated and environmental impact to be caused by the construction project;

(2) an environmental impact statement shall be compiled for a construction project that may have a non-material impact on the environment, providing analysis or special-purpose evaluation of the pollution to be generated and environmental impact to be caused by the construction project; and

(3) a registration form shall be filled out and submitted for a construction project that may have a minor impact on the environment and necessitates no environmental impact evaluation.

The pollution prevention and control facilities in construction projects shall be designed, built and commissioned along with the project simultaneously. The pollution prevention and control facilities shall meet the requirements specified in the approved documents regarding the environmental impact assessment and shall not be dismantled or left idle without authorization.

The State implements the pollution discharge license management system in accordance with the law. Enterprises, public institutions and other producers and operators that implement the pollution discharge license management shall discharge pollutants in accordance with the requirements of the pollution discharge license; those that fail to obtain the pollution discharge license shall not discharge pollutants. Where enterprises, public institutions and other producers and operators discharge pollutants in violation of the law without obtaining the pollutant discharge license refuse to stop such violations after suspension order has been delivered, besides the penalty in accordance with the provisions of the relevant laws and regulations, the competent departments of environmental protection of the local governments at the county level or above and other departments responsible for supervision and management on environmental protection shall transfer the case to the public security authority and impose a detention for not less than ten days and not more than 15 days on the persons directly in charge and other persons directly responsible; if the consequences of such violations are less severe, a detention for not less than five days and not more than ten days shall be imposed.

Management believes that Bayannaoer Mining is in material compliance with all applicable environmental protection requirements of the state.

Copper Trading Activities

We no longer trade copper ore, which was our sole revenue-generating operation before we engaged in the rural wastewater treatment segment. Beginning from 2019, we had traded copper ore and enjoyed related revenues of CNY12.97 million in 2019 and approximately CNY6.87 million in the first half of 2020. We discontinued our copper ore trading activities in the second half of 2020, due to volatile fluctuations in the price of copper. Our copper ore trading activities were not affected by seasonality.

DISCONTINUED SEGMENT - Rural Wastewater Treatment Activities

Acquisition and Sale of PST Technology

We no longer operate in the rural wastewater treatment segment following the sale of PST Technology in July 2023, which was one of our two reportable operating segments in addition to exploration and mining.

We diversified our business by entering the environmental protection sector through the acquisition of PST Technology in 2021. PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway and Shanghai Onway’s subsidiaries which are principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. After PST Technology’s disposition, the Company discontinued the operation in wastewater treatment segment and continue engaging in the exploration and mining business. For details, see “Corporate History and Structure — Acquisition and Sale of PST Technology.”

Overview of Shanghai Onway

Shanghai Onway is an environmental protection technology enterprise incorporated in July 2015 in the PRC. The registered capital of Shanghai Onway is approximately CNY20.41 million. It is currently 51% owned by Shenzhen Qianhai (an indirect wholly owned subsidiary of the Company prior to the sale of PST Technology in July 2023), 25% owned by Anxon Envirotech Pte. Ltd (a direct wholly owned subsidiary of AnnAik Limited, which is listed on the Singapore Stock Exchange under ticker “A52”), and 24% owned by Shanghai Xingyu Environment Engineering Co., Ltd. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services.

During its time as a subsidiary of the Company, Shanghai Onway had a team of well-regarded experts with deep industry experience in the field of wastewater treatment and carries out its rural wastewater treatment business using proprietary wastewater treatment technologies including five patents, namely (i) bio-trickling filter packing frame with uniform water distribution and automatic reoxygenation effects; (ii) wastewater reinforced phosphorous removal packing and preparation method thereof; (iii) shore bank step combination formula non-point source pollution control system; (iv) modularization ecological substrate composite biological chinampa with primary and secondary connector link; and (v) water distributor.

Since its incorporation, Shanghai Onway has leveraged its proprietary wastewater treatment technologies to undertake 258 EPC projects, mainly in Zhejiang province, Jiangsu province and Shanghai, among which 3 projects are currently in progress as of July 2023, the date on which Shanghai Onway ceased to be our subsidiary. In July 2018, Shanghai Onway was awarded its maiden PPP project, Wujiang District Rural Domestic Waste and Wastewater Treatment Infrastructure, by the Housing and Urban-Rural Development Bureau (“HURDB”) of Wujiang District in Shaoguan City, Guangdong province of the PRC (the “Wujiang Project”). In 2021, 2022, and for the period from January 1, 2023 to July 31, 2023, revenues derived from the EPC projects amounted to CNY12.39 million, CNY14.63 million, and CNY9.12 million (US$1.29 million) respectively, and those derived from the Wujiang Project were CNY6.35 million, CNY5.51 million and CNY3.63 million (US$0.51 million), respectively.

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

In 2014, the Eighth Session of the Standing Committee of the Twelfth National People’s Congress of the PRC revised the “Environmental Protection Law of the People’s Republic of China.” The document sets out that governments at all levels in the PRC should allocate funds in their budgets to support environmental protection work, including protection of rural drinking water sources, treatment of domestic wastewater and other waste, prevention and control of pollution from livestock and poultry breeding, prevention and control of soil pollution and control of pollution from rural industries and mines.

In 2014, the “Guiding Opinions of the General Office of the State Council on Improving the Rural Living Environment” proposed to accelerate comprehensive improvement of the rural environment focusing on the treatment of rural waste and wastewater. Where conditions permit, urban waste and wastewater treatment facilities and services may be extended to rural areas. For villages with large populations far away from cities and towns, village-level centralized wastewater treatment facilities may be built, and for villages with small populations, household wastewater treatment facilities may be built.

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

Cybersecurity

As an exploration company, we have limited digital operations and our business activity to date has been identifying, acquiring, and exploring mineral properties, and we have not yet adopted formal cybersecurity risk management programs or formal processes for assessing cybersecurity risks. We understand the importance of managing material risks from cybersecurity threats and are committed, as part of our continuing growth, to implementing and maintaining an adequate information security program to manage such risks and safeguard our systems and data.

We currently manage our cybersecurity risk through a variety of practices that are applicable to all users of our information technology and information assets, including our employees and contractors. We use a combination of technology, policies, training, and monitoring to promote security awareness and prevent security incidents.

We believe we have limited exposure to cyber threats other than emails and project data storage. Financial transactions are enabled through well-stablished financial institutions and accounting and employee information storage are outsourced to an external accounting firm.

We have not, as of the date of this prospectus, experienced a cybersecurity threat or incident in the last three years, that materially affected or is reasonably likely to affect our business, results of operations, or financial condition. However, there can be no guarantee that we will not experience such an incident in the future. For more information,

Our board of directors oversees cybersecurity risk as part of its role of overseeing enterprise-wide risk.

Environmental, Social and Governance (ESG) Initiatives

ESG is an important imperative for us.  We have focused our ESG initiatives on the following areas:

•	Environment: We will pay close attention to the impacts of our operations on biodiversity, ecosystem services, water management, mine waste/ tailings, air, noise, energy, climate change (carbon footprint, greenhouse gas), hazardous substances, and mine closure;

•	Social: We will evaluate the impacts of our actions in the fields, such as human rights, land use, resettlement, vulnerable people, gender, labour practices, worker/community health & safety, security, artisanal miners, and mine closure / after use.

•	Governance: We will assess our activities from the perspectives of legal compliance, ethics, anti-bribery and corruption, and transparency.

In particular, we will consider whether there are environmental, social or governance risks that may affect our ability to raise capital, obtain permits, work with communities, regulators and NGOs, and protect our assets from impairments. And then there may be opportunities for us to reduce energy and water bills or carbon emissions, improve operational performance, enhance community and regulatory relationships and manage closure viability.

As an exploration company, we do not carry out any mining operation. However, we prioritize initiatives that not only align with our corporate values but also contribute to sustainable development, stakeholder trust, and long-term profitability. We will implement environmentally responsible mining practices, such as reducing water and energy consumption, minimizing waste generation and rehabilitating mined areas post-extraction, to mitigate ecological degradation. We will also implement efficient water management strategies, including recycling and treating mine water, to minimize water usage and prevent contamination of local water sources. Furthermore, we will invest in community development projects that address pressing social needs, such as education, healthcare, infrastructure, and economic diversification. We will also develop robust risk management frameworks to identify, assess and mitigate ESG-related risks associated with our operations.

Enforcement of Civil Liabilities

British Virgin Islands

We are incorporated in the BVI to take advantage of certain benefits associated with being an exempted BVI company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the BVI. These disadvantages include:

•	the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	BVI companies do not have standing to sue before the federal courts of the United States.

Our Articles provide that any differences between us and our shareholders or their executors, administrators or assigns relating to the intent, construction, incidences or consequences of our Articles or the BVI Business Companies Act (as amended), including any breach or alleged breach of our Articles or the BVI Business Companies Act (as amended), or relating to our affairs, shall be resolved by arbitration before two arbitrators (unless the parties agree to arbitrate before one arbitrator), who shall jointly appoint an umpire.

Service of process upon us and upon our directors, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because all of our directors are located outside the United States in Hong Kong, and all of our assets and officers are located outside the United States in the PRC (other than Mr. Wong Wah On Edward, our Chairman and Chief Executive Officer, who is located in Hong Kong), any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in the PRC. PRC courts may refuse to hear a claim based on a violation of U.S. securities laws, including because the PRC is not the most appropriate forum to bring such a claim. In addition, even if a PRC court agrees to hear a claim, it may determine that PRC law, and not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law may have to be proven in court as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by PRC law. There is little binding case law in the PRC addressing the matters described above. Many of the same doubts apply to similar suits that may be brought in the BVI or Hong Kong and as to the enforceability of any judgment rendered by a court in the BVI or Hong Kong. Moreover, we have no assets in the BVI that may be used to satisfy a judgment rendered by a court located there.

We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

PRC

We have been advised by Commerce & Finance Law Offices, our PRC legal advisor, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or British Virgin Islands courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. If a legally effective judgment or ruling made by a foreign court requires recognition and enforcement by the PRC People's Court, the parties may directly apply to the intermediate people's court with jurisdiction for recognition and enforcement, or the foreign court may request recognition and enforcement by the PRC People's Court in accordance with the provisions of international treaties concluded or participated in by the country and the PRC, or in accordance with the principle of reciprocity. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment if they decide that the judgment violates the basic principles of the PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the British Virgin Islands. Under the PRC Civil Procedures Law, foreigners, foreign enterprises and organizations who bring or respond to lawsuits in the PRC People's Court shall have the same litigation rights and obligations as citizens, legal persons and other organizations of the PRC. Where foreign courts impose restrictions on the civil litigation rights of citizens, legal persons and other organizations of the PRC, the People's courts of the PRC shall apply the principle of reciprocity to the civil litigation rights of citizens, enterprises and organizations of that country. In a foreign-related civil case accepted by the PRC People's Court, if the defendant raises an objection to jurisdiction, and the following circumstances occur at the same time, it may rule to reject the suit and inform the plaintiff to file a suit in a more convenient foreign court: (1) The basic facts of the dispute do not occur within the territory of the PRC, and it is obviously inconvenient for the PRC People’s Court to try the case and for the parties to participate in the proceedings; (2) There is no agreement between the parties to choose the jurisdiction of the PRC People's Court; (3) the case does not fall under the exclusive jurisdiction of the PRC People's Court; (4) The case does not involve the sovereignty, security or public interests of the PRC; (5) It is more convenient for foreign courts to hear cases.

C.	Organizational Structure

CHNR is a holding company directly or indirectly owning the following subsidiaries, to the extent indicated (as of December 31, 2023):

All current operations are conducted by Bayannaoer Mining. See “Item 4.B. INFORMATION ON THE COMPANY – Business Overview” for further information regarding Bayannoer Mining.

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

On April 1, 2017, the Company signed an office sharing agreement with Anka Consultants Ltd. (“Anka”), a related party, which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to certain accounting and secretarial services and day-to-day office administration services provided by Anka. Anka’s current lease with the unrelated landlord is for two years, from July 1, 2022, to June 30, 2024. For the years ended December 31, 2021, 2022 and 2023, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY752,650, CNY776,086 and CNY730,149 (US$103,149), respectively.

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. On October 1, 2023, Feishang Management signed a new contract with Feishang Enterprise, which expired on September 30, 2024. Pursuant to the agreement, Feishang Management shared 40 square meters of the office premises, and annual rent was CNY165,600, CNY165,600 and CNY165,600 (US$23,394) for the years ended December 31, 2021, 2022 and 2023, respectively.

Bayannaoer Mining

The offices and exploration site of Bayannaoer Mining are located in Bayannaoer City, Inner Mongolia Autonomous Region in the PRC. The property, plant and equipment of Bayannaoer Mining mainly includes buildings, vehicles, office equipment and furniture, with a total net value as of December 31, 2023, of approximately CNY0.05 million (US$0.01 million). On May 8, 2023, Bayannaoer Mining signed an annual lease agreement with private individuals pursuant to which Bayannaoer Mining leases office premises located at 9/F, Huaao Building, Shengli North Road in Bayannaoer City. The office covers an area of 162 square meters, and annual rent is CNY24,300 (US$3,433).

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

In the event we determine to pursue a mining permit and thereafter engage in mining at the Moruogu Tong Mine, we will be required, among other things, to construct and develop the mine, including roads and making provision for water and electricity at the mine site. There will be significant capital expense for these and other projects. We intend to fund those capital expenditures from internal resource and/ or the proceeds of loans from our Related-Party Debtholders, if available, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary, bank borrowings.

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

Overview

We are principally engaged in exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC and exploration of attractive opportunities in other sectors in the PRC. Our operating subsidiary, Bayannaoer City Feishang Mining Company Limited (“Bayannaoer Mining”) holds an exploration permit issued by the Land and Resources Department of Inner Mongolia Autonomous Region covering the Moruogu Tong Mine, located in Wulatehouqi, Bayannaoer City, Inner Mongolia. The exploration permit evidences Bayannaoer Mining’s right to explore for minerals at the Moruogu Tong Mine. Initial results of the exploration program indicate the presence of lead and silver, with the prospect that further surveying and exploration may indicate the presence of other ores such as copper. We are also actively seeking opportunities of exploration and mining of other metals outside of the PRC. See, “Item 4.A. Information on the Copany – History and Development of the Company — Acquisition of Williams Minerals.”

We continuously pivot our business by exploring new opportunities for growth or diversification. Between July 2021 and July 2023, we also engaged in the rural wastewater treatment business in China through the acquisition of PST Technology, which held 51% equity interest of Shanghai Onway, a PRC company which is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services.

We ceased the wastewater treatment business segment following the disposition of PST Technology in July 2023. See “Item 4.A. Information on the Company - History and Development of the Company — Acquisition and Sale of Precise Space-Time Technology Limited.”

Continuing Operations

Administrative Expenses

Administrative expenses primarily consist of salaries and staff welfare expenses, professional service fees, travel and entertainment expenses, depreciation and amortization, option awards granted to certain eligible parties and other general corporate function related expenses.

Other Income/(Losses)

Other operating income/(loss) primarily consists of government reimbursements, grants and tax refunds, and other non-operating income or expenses.

Fair Value Gain/(Loss) on Financial Instruments, net

Fair value gain or loss on financial instruments, the net changes in fair value of warrants issued to investors on January 20, 2021.

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

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign invested enterprises and domestic companies. Shanghai Onway was subject to a tax rate of 25% for the year ended December 31, 2021 and thereafter. Shaoguan Angrui was fully exempted from income tax according to the PRC corporate income tax laws and related regulations for the year ended December 31, 2021. Shaoguan Angrui enjoyed a preferential tax rate of 12.5% for the years ended December 31, 2022, and 2023.

Discontinued Operations

Revenue

Revenue from our discontinued operations primarily consists of revenue from construction contracts, operation and maintenance services, operation services and construction services for the Wujiang Project, which we refer to as the “service concession arrangement.”

Cost of Sales

Cost of sales of our discontinued operations primarily consists of costs relating to the construction of water treatment facilities, such as raw materials, spare parts, consumables, and outsourced costs charged by subcontractors.

Selling and Distribution Expenses

Selling and distribution expenses primarily consist of business development expenses, payroll, travel expenses and related expenses for employees involved in selling and distribution activities.

Profit/(loss) for the year from discontinued operations, net of tax

Profit/(loss) for the year from discontinued operations, net of tax represents operating results from PST Technology and its subsidiaries until its disposition on July 28, 2023.

Results of Operations

The following table sets out our consolidated results of operations for the periods indicated:

	Year Ended December 31,
	(Amounts in thousands, except per share data)
	2021	2022	2023	2023
	CNY	CNY	CNY	US$
Consolidated Statements of Profit or Loss Data CONTINUING OPERATIONS
Administrative expenses	(11,076)	(25,248)	(12,883)	(1,820)
Other income	599	699	3,742	529
Fair value (loss)/gain on financial instruments, net	(38,349)	1,007	847	120
Finance costs	(166)	191	(48)	(7)
Finance income	13	13	5	1

LOSS BEFORE INCOME TAX	(48,979)	(23,338)	(8,337)	(1,177)

Income tax expense	5,095	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	(43,884)	(23,338)	(8,337)	(1,177)
DISCONTINUED OPERATIONS
(Loss)/profit for the year from discontinued operations, net of tax	(11,087)	1,042	(4,106)	(580)

LOSS FOR THE YEAR	(54,971)	(22,296)	(12,443)	(1,757)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(43,884)	(23,338)	(8,337)	(1,177)
From discontinued operations	(4,268)	(1,285)	(5,504)	(777)
Non-controlling interests	(6,819)	2,327	1,398	197

	(54,971)	(22,296)	(12,443)	(1,757)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	(5.39)	(2.85)	(1.01)	(0.15)
- For loss from discontinued operations	(0.52)	(0.15)	(0.67)	(0.09)
Loss per share	(5.91)	(3.00)	(1.68)	(0.24)

Years Ended December 31, 2023 and 2022

Administrative Expenses. Administrative expenses decreased by CNY12.37 million (US$1.75 million) from CNY25.25 million for the year ended December 31, 2022 to CNY12.88 million (US$1.82 million) for the year ended December 31, 2023. The decrease was mainly caused by the one-off option awards granted on July 14, 2022 to certain eligible individuals covering an aggregate of 8,100,000 of the Company’s common shares under the 2014 Plan.

Other Income. Other income increased by CNY3.04 million (US$0.43 million) from CNY0.70 million for the year ended December 31, 2022 to CNY3.74 million (US$0.53 million) for the year ended December 31, 2023. The increase was mainly caused by government compensation received in 2023 for termination of 5 mine exploration rights in Dengkou County, Inner Mongolia Autonomous Region.

Fair Value Gain/(Loss) on Financial Instruments, net. Fair value gain on financial instruments, net decreased by CNY0.16 million (US$0.02 million) from CNY1.01 million for the year ended December 31, 2022 to CNY0.85 million (US$0.12 million) for the year ended December 31, 2023. The decrease was caused by the fluctuation of fair values of the Company’s outstanding warrants.

Profit/(loss) for the year from discontinued operations, net of tax. The profit for the year from discontinued operations, net of tax decreased by CNY5.15 million (US$0.73 million) from CNY1.04 million for the year ended December 31, 2022 to a loss of CNY4.11 million (US$0.58 million) for the period ended July 31, 2023. The loss in 2023 was the result of an expected credit loss assessment of receivables and contract assets, due to the fact that the amount of uncollected and aged receivables and contract assets was relatively higher than the amount in 2022.

Net Profit/(Loss). As a result of the foregoing, our net loss decreased by CNY9.86 million (US$1.39 million) from CNY22.30 million for the year ended December 31, 2022 to CNY12.44 million (US$1.76 million) for the year ended December 31, 2023.

Years Ended December 31, 2022 and 2021

Administrative Expenses. Administrative expenses increased by CNY14.17 million from CNY11.08 million for the year ended December 31, 2021 to CNY25.25 million for the year ended December 31, 2022. The increase was mainly caused by the option awards granted on July 14, 2022 to certain eligible individuals covering an aggregate of 8,100,000 of the Company’s common shares under the 2014 Plan.

Other Income. Other income increased by CNY0.10 million from CNY0.60 million for the year ended December 31, 2021 to CNY0.70 million for the year ended December 31, 2022. The increase in other income was mainly caused by other income relating to impairment reversal of other receivables, which were fully impaired and written off in prior years but collected in 2022, and other loss relating to the return of tax refund to tax authorities in 2021.

Fair Value Gain/(Loss) on Financial Instruments, net. Fair value gain on financial instruments, net increased by CNY39.36 million from CNY38.35 million of loss for the year ended December 31, 2021 to CNY1.01 million of gain for the year ended December 31, 2022. The increase was caused by the fluctuation of fair values of the Company’s outstanding warrants in both years and the disposition of the FARL shares in 2021.

Finance Costs. Finance costs increased by CNY0.36 million from a negative of CNY0.17 million for the year ended December 31, 2021 to CNY0.19 million for the year ended December 31, 2022. This was mainly due to exchange gain/(loss) on the appreciation/(depreciation) of foreign currency deposits.

Finance Income. Finance income was CNY0.01 million for the year ended December 31, 2021, and the same for the year ended December 31, 2022.

Income Tax Expense. Income tax expense decreased by CNY5.10 million from CNY5.10 million for the year ended December 31, 2021 to nil for the year ended December 31, 2022. The decrease was due to no revenue generated from continued operations in 2022.

Profit/(loss) for the year from discontinued operations, net of tax. The profit for the year from discontinued operations, net of tax increased by CNY12.13 million from a loss of CNY11.09 million for the year ended December 31, 2021 to a profit of CNY1.04 million for the period ended July 31, 2022. The increase of profit was due to higher revenue and gross profit margin in 2022.

Net Loss. As a result of the foregoing, our net loss decreased by CNY32.67 million, from CNY54.97 million for the year ended December 31, 2021 to CNY22.30 million for the year ended December 31, 2022.

Results of Operations – Discontinued Operations

The following table sets out the results of operations of our discontinued operations for the periods indicated:

	Year Ended December 31,
	(Amounts in thousands, except per share data)
	2021	2022	For the period from January 1, 2023 to July 28, 2023
	CNY	CNY	CNY
Revenue	18,735	20,306	12,748
Cost of sales	(18,494)	(14,485)	(5,872)
Gross profit	241	5,821	6,876
Selling and distribution expenses	(922)	(700)	(442)
Administrative expenses	(11,793)	(11,501)	(5,699)
Other (losses)/income	(782)	205	142
Impairment (losses)/reversal on financial assets	(3,330)	1,073	(9,931)
Finance costs	(4,193)	(3,586)	(1,906)
Finance income	16,922	15,594	8,785

(LOSS)/PROFIT BEFORE INCOME TAX	(3,857)	6,906	(2,175)

Income tax expense	(7,230)	(5,864)	(1,931)

(LOSS)/PROFIT FOR THE YEAR/PERIOD FROM THE DISCONTINUED OPERATIONS	(11,087)	1,042	(4,106)
Attributable to:
Owners of the company	(4,268)	(1,285)	(5,504)
Non-controlling interests	(6,819)	2,327	1,398

The Period Ended July 28, 2023 and The Year Ended December 31, 2022

Revenue. Revenue from discontinued operations decreased by CNY7.56 million (US$1.07 million) from CNY20.31 million for the year ended December 31, 2022 to CNY12.75 million (US$1.80 million) for the period ended July 28, 2023. The decrease in revenues was mainly caused by the shorter operating period of the discontinued operations due to our disposal of PST Technology in July 2023.

Cost of sales. Cost of sales from discontinued operations decreased by CNY8.62 million (US$1.22 million) from CNY14.49 million for the year ended December 31, 2022 to CNY5.87 million (US$0.83 million) for the period ended July 28, 2023. The decrease in cost of sales was mainly caused by the shorter operating period of the discontinued operations due to our disposal of PST Technology in July 2023.

Selling and Distribution Expenses. Selling and distribution expenses from discontinued operations decreased by CNY0.26 million (US$0.04 million) from CNY0.70 million for the year ended December 31, 2022 to CNY0.44 million (US$0.06 million) for the period ended July 28, 2023. The decrease was mainly due to tighter expense control efforts in 2023 and the shorter operating period of the discontinued operations due to our disposal of PST Technology in July 2023.

Administrative Expenses. Administrative expenses from discontinued operations decreased by CNY5.80 million (US$0.82 million) from CNY11.50 million for the year ended December 31, 2022 to CNY5.70 million (US$0.81 million) for the period ended July 28, 2023. The decrease was mainly caused by one-off technology consultancy fees incurred in 2022 for certain water treatment projects.

Other Income/(Losses). Other income/(loss) from discontinued operations decreased by CNY0.07 million (US$0.01 million) from CNY0.21 million of loss for the year ended December 31, 2022 to CNY0.14 million (US$0.02 million) of income for the period ended July 28, 2023. No material fluctuation was noted.

Impairment (Losses)/Reversal on Financial Assets. Impairment (losses)/reversal on financial assets from discontinued operations decreased by CNY11.00 million (US$1.55 million) from CNY1.07 million of reversal for the year ended December 31, 2022 to a loss of 9.93 million (US$1.40 million) for the period ended July 28, 2023. The decrease was the result of an expected credit loss assessment of receivables and contract assets, due to the fact that the amount of uncollected and aged receivables and contract assets was relatively higher than the amount in 2022.

Finance Costs. Finance costs from discontinued operations decreased by CNY1.68 million (US$0.24 million) from CNY3.59 million for the year ended December 31, 2022 to CNY1.91 million (US$0.27 million) for the period ended July 28, 2023. This was mainly due to the shorter operating period of the discontinued operations due to our disposal of PST Technology in July 2023.

Finance Income. Finance income from discontinued operations decreased by CNY6.80 million (US$0.96 million) from CNY15.59 million for the year ended December 31, 2022 to CNY8.79 million (US$1.24 million) for the period ended July 28, 2023. The decrease in finance income was mainly due to the decrease of interest income from the service concession arrangement relating to a financing component, which arose due to a guaranteed 28-year-long collection period for construction services for the Wujiang Project and the shorter operating period of the discontinued operations due to our disposal of PST Technology in July 2023.

Income Tax Expense. Income tax expense from discontinued operations decreased by CNY3.93 million (US$0.56 million) from CNY5.86 million for the year ended December 31, 2022 to CNY1.93 million (US$0.27 million) for the period ended July 28, 2023. The decrease was mainly caused by lower revenue in 2023.

(Loss)/Profit. As a result of the foregoing, profit for discontinued operations decreased by CNY5.15 million (US$0.73 million), from CNY1.04 million of profit for the year ended December 31, 2022 to CNY4.11 million (US$0.58 million) of loss for the period ended July 28, 2023.

Years Ended December 31, 2022 and 2021

Revenue. Revenue from discontinued operations increased by CNY1.57 million from CNY18.74 million for the year ended December 31, 2021 to CNY20.31 million for the year ended December 31, 2022. The increase in revenues was mainly caused by the confirmed progress of services provided for constructions projects commenced in prior years.

Cost of sales. Cost of sales from discontinued operations decreased by CNY4.00 million from CNY18.49 million for the year ended December 31, 2021 to CNY14.49 million for the year ended December 31, 2022. This decrease was mainly due to the deferral in the execution of some new or ongoing projects during the first half of 2022 as a result of the then strict pandemic controls in Shanghai.

Selling and Distribution Expenses. Selling and distribution expenses from discontinued operations decreased by CNY0.22 million from CNY0.92 million for the year ended December 31, 2021 to CNY0.70 million for the year ended December 31, 2022. The decrease was mainly due to tighter expense control efforts in 2022.

Administrative Expenses. Administrative expenses from discontinued operations decreased by CNY0.29 million from CNY11.79 million for the year ended December 31, 2021 to CNY11.50 million for the year ended December 31, 2022. No material fluctuation was noted for the year 2021 and 2022.

Other Income/(Losses). Other income from discontinued operations increased by CNY0.99 million from CNY0.78 million of loss for the year ended December 31, 2021 to CNY0.21 million of income for the year ended December 31, 2022. The increase in other income was mainly caused by other income relating to impairment reversal of other receivables, which were fully impaired and written off in prior years but collected in 2022, and other loss relating to the return of tax refund to tax authorities in 2021.

Impairment (Losses)/Reversal on Financial Assets. Impairment losses on financial assets from discontinued operations decreased by CNY4.40 million from CNY3.33 million of loss for the year ended December 31, 2021 to CNY1.07 million of reversal for the year ended December 31, 2022. The decrease was the result of an expected credit loss assessment of receivables and contract assets, due to the fact that the amount of collection of aged trade receivables related to construction contracts was relatively higher than the amount of origination of new trade receivables related to construction contracts in 2022.

Finance Costs. Finance costs from discontinued operations decreased by CNY0.60 million from CNY4.19 million for the year ended December 31, 2021 to CNY3.59 million for the year ended December 31, 2022. This was mainly due to exchange gain on the appreciation of foreign currency deposits in 2022, and decreased interest expenses on bank loans as our outstanding borrowing balance decreased.

Finance Income. Finance income from discontinued operations decreased by CNY1.33 million from CNY16.92 million for the year ended December 31, 2021 to CNY15.59 million for the year ended December 31, 2022. The decrease in finance income was mainly due to the decrease of interest income from the service concession arrangement relating to a financing component, which arose due to a guaranteed 28-year-long collection period for construction services for the Wujiang Project.

Income Tax Expense. Income tax expense from discontinued operations decreased by CNY1.37 million from CNY7.23 million for the year ended December 31, 2021 to CNY5.86 million for the year ended December 31, 2022. The decrease was mainly caused by additional recognition of deferred tax benefits in 2022.

(Loss)/Profit. As a result of the foregoing, our profit from discontinued operations increased by CNY12.13 million, from CNY11.09 million of loss for the year ended December 31, 2021 to CNY1.04 million of profit for the year ended December 31, 2022.

Impact of Government Policies on the Company’s Operations

In 2023, impacts of the pandemic receded, and the government stepped up policy efforts to stabilize the economy and speed up recovery. Macroeconomic policies will largely impact economic cycles, growth rates, inflation and interest rates, and eventually result in changes in supply and demand dynamics and price fluctuations in the markets we intend to serve. Industrial policies will more directly impact specific industries and to some extent determine market access, market potential, intensity of competition and profitability.

Our metals exploration activities are subject to government regulations in various aspects, including but not limited to laws, rules and regulations relating to exploration activities; environmental protection; the use and preservation of dangerous substances; employment practices; as well as land use laws and a variety of local business laws and rules. Our failure to comply with applicable government regulations could adversely affect our operations and subject us to fines and other penalties including suspension or termination of our business permits. For further details of the impact of governmental policies on our metals exploration activities, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to Our Mine Exploration Activities in Inner Mongolia – We are subject to government regulations in various aspects of our exploration activities and our failure to comply with applicable government regulations could adversely affect us,” “Item 4.B. INFORMATION ON THE COMPANY – Business Overview – Government Regulation of Mineral Exploration Activities,” and “Item 5.D. – OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Trend Information”.

Similarly, if we are successful in completing the acquisition of Williams Minerals, which holds the lithium mine in Zimbabwe, our ability to realize the anticipated benefits of it may be affected by changes in the overall economic, political and regulatory environment, including but not limited to applicable tax regimes, fluctuations in prices and foreign exchange rates, import and export regulations, local rules and regulations in relation to exploration and mining activities, and a variety of other local business laws and rules. Our failure to comply with applicable government regulations could adversely affect our operations and subject us to fines and other penalties including suspension or termination of our business permits.

Non-GAAP Financial Measures

Not applicable.

B.	Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. As of December 31, 2023, the Company financed its working capital requirements and capital expenditures through internally generated cash from prior years, our Bank Loan (as described in greater detail below), non-interest-bearing loans from the Related-Party Debtholders, funds provided pursuant to the Cooperation Agreement, and the sale of 3,960,000 common shares and associated warrants to purchase up to 1,980,000 common shares at an offering price of US$1.85 per share in January 2021. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” In view of the cessation of the wastewater treatment business and the pre-revenue exploration stage of the Moruogu Tong Mine, the Company expects that the availability of internally generated funds to sustain operations will decrease for the foreseeable future. As we are actively exploring new business opportunities in lithium resources in Zimbabwe, we may face growing shortage of working capital in the near future. Although we believe that our working capital is sufficient for our present requirements and to continue our current operations over the next 12 months, we envisage engaging in further capital-raising activities in pursuit of other business opportunities in the PRC to diversify our operations as we move into our next phase of growth.

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

As of December 31, 2023, the breakdown of cash (in thousands) held in different currencies is as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY3,673	3,673	518
HK$351	318	45
US$108	762	108
Total	4,753	671

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

Cash Flows

The following table sets forth the Company’s cash flows (in thousands) for each of the three years ended December 31, 2021, 2022, and 2023:

	Years Ended December 31,
	2021	2022	2023
	CNY	CNY	CNY	US$
Cash and cash equivalents at beginning of year	56,580	58,359	31,695	4,478
Net cash (used in)/from operating activities	(12,068)	(12,786)	13,328	1,884
Net cash from/(used in) investing activities	53,352	7,050	(1,054)	(149)
Net cash (used in)/from financing activities	(38,786)	(22,833)	(37,930)	(5,359)
Net increase/(decrease) in cash and cash equivalents	2,498	(28,569)	(25,656)	(3,624)
Effect of exchange rate changes on cash	(719)	1,905	(1,286)	(183)
Cash and cash equivalents at end of year	58,359	31,695	4,753	671

Operating Activities

Net cash generated from operating activities was CNY13.33million (US$1.88 million) in 2023, compared to net cash used in operating activities of CNY12.79 million in 2022.The increase of cash inflows from operations in 2023 was mainly attributable to decreased operating loss in 2023.

Net cash used in operating activities was CNY12.79 million in 2022, compared to CNY12.07 million in 2021. No material fluctuation was noted for the year ended 2022 and 2021.

Investing Activities

Net cash used in investing activities was CNY1.05 million (US$0.15 million) in 2023, as compared to net cash from investing activities of CNY7.05 million in 2022. The cash inflows from investing activities in 2022 mainly represents loan interests received from loan due from Shenzhen Chaopeng Investment Co., Limited (“Shenzhen Chaopeng”), an unrelated company.

Net cash from investing activities was CNY7.05 million in 2022, compared to CNY53.35 million in 2021. The cash inflows in 2022 mainly represents loan interests received from loan due from Shenzhen Chaopeng, an unrelated company. The cash inflows in 2021 mainly represents repayments from Xizang Xingwang, a related party, of an unsecured, non-interest bearing loan extended by Shenzhen Qianhai, our wholly owned subsidiary until July 28, 2023.

Financing Activities

Net cash used in financing activities was CNY37.93 million (US$5.36 million) in 2023, as compared to net cash used in financing activities of CNY22.83 million in 2022. The increase in cash outflows in financing activities was the combined effect of a decrease in the amount of net repayments to related parties in 2023 and cash outflows as a result of disposal of PST Technology on July 28, 2023.

Net cash used in financing activities was CNY22.83 million in 2022, compared to CNY38.79 million in 2021. The decrease in cash used in financing activities was a result of a decrease in the amount of net repayments to related parties in 2022, partially offset by the proceeds from our registered public offering of common shares and concurrent private placement of warrants in January 2021.

Equity Financing

On February 20, 2024, we raised approximately US$3.01 million in net proceeds through our registered direct offering of common shares and private placement of warrants after deducting placement agent’s fees and other fees and expenses. On January 20, 2021, we raised approximately US$6.37 million in net proceeds through our registered direct offering of common shares and private placement of warrants after deducting placement agent’s fees and other fees and expenses. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.”

Capital Expenditures

Our capital expenditures were incurred primarily in connection with the purchase of property, plant and equipment for office use. Our capital expenditures were CNY0.09 million, CNY0.02 million and CNY0.01 million (US$1,729) in 2021, 2022 and 2023, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from internally generated cash from prior years, bank loans, non-interest-bearing loans from the Related-Party Debtholders, and the proceeds from private placements in 2021 and 2024 will continue to meet our capital expenditure needs in the foreseeable future. However, as we are actively exploring new business opportunities in lithium resources in Zimbabwe, we may face growing shortage of working capital in the near future, and we envisage engaging in further capital-raising activities in pursuit of other business opportunities in the PRC to diversify our operations as we move into our next phase of growth. In addition, Feishang Group Limited and Feishang Enterprise Group Company Limited, related parties which have provided non-interest-bearing loans, have confirmed they will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

Material Cash Requirement

Other than the ordinary cash requirements for our operations and capital expenditures, our material cash requirements as of December 31, 2023 primarily include our contractual obligations.

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

Contractual Obligations

The following table summarizes our contractual obligations (in thousands) as of December 31, 2023:

	Payments due by period
	Total	Within 1 year	1 to 3 years	3 to 5 years	Thereafter
	CNY	CNY	CNY	CNY	CNY

Lease liabilities	366	366	—	—	—
Long-term debt obligations, including current portion	—	—	—	—	—
	366	366	—	—	—

Our primary lease liabilities are composed of motor vehicles and office and warehouse rent expenses. For details about our long-term debt obligations, see “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions.”

Other Known Contractual and Other Obligations

Please refer to “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions” for a discussion of amounts due to and from our affiliates.

Except as disclosed above and discussed under “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares,” “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of PST Technology,” “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions –Acquisition of Williams Minerals,” and “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions –Sale of PST Technology,” there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2021, 2022 and 2023.

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

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

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

In February 2023, the Company entered into the Zimbabwe SPA with Feishang Group, Top Pacific, Mr. Li Feilie and Mr. Yao Yuguang to acquire Williams Minerals, which owns the mining permit for a Zimbabwean lithium mine. Under the Zimbabwe SPA, it is expected that the Company will indirectly acquire all interests in Williams Minerals in the second fiscal quarter of 2023, and that the Company’s “ownership” (as defined in the Zimbabwe SPA) of the Zimbabwean lithium mine will vest cumulatively, region by region from 2024 through 2026, contingent upon the issuance of independent technical reports and the Company’s full settlement of the purchase consideration in cash and restricted shares. For each relevant region of the lithium mine, until the Company’s ownership vests, the Sellers will maintain legal possession and control, including the right of exploration, sale of lithium, and the revenue derived therefrom, as well as liability for operational costs and third-party claims. On April 14, 2023, the Company announced that it completed its due diligence investigation with satisfactory results and decided to proceed with the Acquisition. The Company paid an aggregate of $35 million by way of promissory notes (instead of cash) as a deposit on April 21, 2023, and will pay an aggregate of $140 million by way of promissory notes and/or cash as an initial installment. Completion of the Acquisition is contingent upon the satisfaction of a number of conditions, including, among other things, the transfer of ownership interests in Williams Minerals from the Sellers to the intermediate holding company; the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration in cash and restricted shares. There is no guarantee that the Acquisition will close or be completed at the anticipated valuation and terms, or at all.

On December 22, 2023, the Company entered into the Amendment Agreement to the Zimbabwe SPA by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the Acquisition from December 31, 2023 to December 31, 2024.

Our exploration and mining operations are highly speculative due to the high-risk nature of our exploration and mining business, which may include the acquisition, financing, exploration, and development of mineral properties and operation of mines. There is no assurance that our current or future exploration programs at the Zimbabwean lithium mine, the Moruogu Tong Mine or any future acquisitions will result in the identification of deposits that can be mined profitably. The economic viability of a mining project may be adversely affected by many factors, including failure to identify sufficient ore reserves, reduced recovery rates, a rise in production costs as a result of inflation or other technical problems, and significant price fluctuations in the commodities markets. There is no guarantee that the Acquisition of the Zimbabwean lithium mine will close or be completed at the anticipated valuation and terms, or at all. In addition, the fact that the northern part of Moruogu Tong Mine is currently being explored under a Cooperation Agreement means that our share in any future profits from mineral extraction at the mine is effectively reduced, the details of which are still subject to negotiation. We currently do not generate revenues from our exploration and mining operations, and we will have to fund exploration expenses until we are able to generate sufficient revenue to pay them.

During 2023, the world witnessed the continuation of the Russia-Ukraine conflict, the Israel Hamas war, the Red Sea crisis, persistent high inflation and interest rate in many major economies, which led to disruptions to and notable fluctuations in the commodity market worldwide. The impacts of the pandemic faded away, and the Chinese government stepped up policy efforts to stabilize the economy and speed up recovery. Macroeconomic policies will largely impact economic cycles, growth rates, inflation and interest rates, and eventually result in changes in supply and demand dynamics and price fluctuations in the markets we intend to serve. Industrial policies will more directly impact specific industries and to some extent determine market access, market potential, intensity of competition and profitability. In the near future, we are likely to see a series of highly supportive macroeconomic and industrial policies in various fields, but the extent and speed of economic recovery remains highly uncertain due to risks relating to the real estate sector, local government debt, the ongoing geopolitical tensions and high interest rates of major economies, which might adversely affect our business operations and profitability. For further details on the impact of the pandemic, government policies, market uncertainties and interest rate hikes, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to Our Mine Exploration Activities in Inner Mongolia – Volatility in the market prices of metals may adversely affect the results of our operations,” and “Item 5.A. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Operating Results – Impact of Government Policies on the Company’s Operations.”

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

E.	Critical Accounting Estimates

Not applicable.

New IFRS Pronouncements

For a detailed discussion of new accounting pronouncements, please see Notes 2.4 and 2.5 to our audited consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive Officers and Directors

The following table identifies the current directors and executive officers of the Company, and sets forth their ages and positions with the Company:

Name	Age	Position

Wong Wah On Edward	60	Chairman of the Board of Directors, President and Chief Executive Officer
Tam Cheuk Ho	61	Director
Zhu Youyi	43	Chief Financial Officer and Corporate Secretary
Zou Yu	45	Vice President
Peng Wenlie	56	Vice President
Lam Kwan Sing	54	Non-employee Director
Ng Kin Sing	61	Non-employee Director
Yip Wing Hang	57	Non-employee Director
Li Feilie	58	Director of Subsidiaries

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

Dr. Peng Wenlie joined the Company as a Vice President in March 2021. Dr. Peng has been engaged in the development of natural medicines and investment consulting for more than 20 years. He currently serves as director of Guangxi Huaxia Herbal Medicine Co. Ltd., and as director of Guangxi Huaxia Herbal Medicine Sales Co. Ltd. He previously served as Director of the Biomedicine Investment Department of Feishang Enterprise. While at Feishang Enterprise, Dr. Peng led the selection of target companies for investment in the biomedical space, conducting due diligence and appraising risks and returns as part of the investment decisions. Earlier in his career, Dr. Peng was a professor in the Life Sciences School of Sun Yat-Sen University. He was awarded a Doctor of Science degree from Sun Yat-Sen University in 1999 and a Master of Science degree in 1996.

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

Mr. Ng Kin Sing has been a non-employee director and a member of CHNR’s Audit Committee and Nominating and Governance Committee since December 2004, and a member of its Compensation Committee since November 2007. From March 2012 to March 2023, Mr. Ng was the director of Sky Innovation Limited, a private investment company. Mr. Ng holds a bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

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

Key Employees

The following table identifies the senior management of Bayannaoer Mining, and their ages and positions:

Name	Age	Position

Yu Jun	56	General Manager of Bayannaoer Mining
Yao Yangli	59	Deputy Chief Engineer of Bayannaoer Mining

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

Board Diversity Matrix (As of April 30, 2023)
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

					Did Not Disclose
	Female	Male		Non-Binary	Gender
Part I: Gender Identity
Directors	0	5		0	0

Part II: Demographic Background			0
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
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

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2023, to each of the individuals identified in “Item 6.A. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Directors and Senior Management” above.

Name	Compensation (US$)	Number of options to purchase common shares	Exercise price (US$/share)	Expiration date
Directors and Executive Officers
Lam Kwan Sing	15,385	—	—	—
Li Feilie[1]	1	—	—	—
Ng Kin Sing	15,385	—	—	—
Peng Wenlie	1	—	—	—
Tam Cheuk Ho2	1	—	—	—
Wong Wah On Edward[2]	1	—	—	—
Yip Wing Hang	15,385	—	—	—
Zhu Youyi	28,466	—	—	—
Zou Yu	1	—	—	—
Key Employees
Yu Jun	10,948	—	—	—
Yao Yangli	26,996	—	—	—

———————

1	Mr. Li serves as director of certain subsidiaries of the Company. The amount does not include payments under an office sharing agreement pursuant to which Feishang Enterprise, a company controlled by Mr. Li, provides our subsidiary Feishang Management with certain shared office space (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below).

2	The amounts do not include payments to Anka under an office sharing agreement pursuant to which Anka provides certain accounting, administrative and secretarial services to the Company (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below). Anka is jointly owned by Messrs. Wong Wah On Edward and Tam Cheuk Ho.

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

On March 7, 2019, we entered into an employment agreement with Mr. Yu Jun for his services as general manager of Bayannaoer Mining for a term of one year expiring on March 6, 2020. The agreement was renewed on March 7, 2020, March 7, 2021, and March 7, 2022, respectively, with the same initial terms. For his services, Mr. Yu receives a basic salary at the rate of CNY5,000 (US$706) per month, and is eligible for a bonus. Mr. Yu also enjoys certain perquisites and is eligible for bonuses. These amounts are included in the table above.

On April 23, 2019, we entered into an employment agreement with Mr. Yao Yangli for his services as deputy chief engineer of Bayannaoer Mining for a term of one year expiring on April 22, 2020. The agreement was renewed on April 23, 2020, March 23, 2021, and March 23, 2022, respectively, with the same initial terms. For his services, Mr. Yao receives a basic salary at the rate of CNY14,666 (US$2,072) per month, and is eligible for a bonus. Mr. Yao also enjoys certain perquisites and is eligible for bonuses. These amounts are included in the table above.

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

On January 1, 2019, we entered into an employment agreement with Mr. Ma Xiongbing for his services as general manager of Shanghai Onway for a term of five years expiring on December 31, 2024. For his services, Mr. Ma receives a basic salary at the rate of CNY31,200 (US$4,408) per month. Mr. Ma Xiongbing is no longer considered as an executive officer of the Company after the sale of PST Technology.

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive officers or directors. For each of the three years ended December 31, 2021, 2022 and 2023, no increases in cash compensation were determined by the Compensation Committee under the service agreements, and we paid or accrued nil, nil and nil, respectively, for cash compensation to our executive officers for their services as such.

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

Non-Employee Director Compensation

We pay our independent directors a monthly director’s fee equal to HK$10,000 (US$1,282). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We reimburse out-of-pocket expenses incurred by directors in attending Board and committee meetings. During the fiscal year ended December 31, 2023, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of the date of this annual report:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2014 Equity Compensation Plan	1,620,000	$3.115	353,153
Equity compensation plans not approved by security holders	—	N/A	—
Total	1,620,000	$3.115	353,153

Stock Option Plan

The 2014 Plan was authorized by our Board of Directors on June 20, 2014, and was ratified and approved by members on July 21, 2014.

The purposes of the 2014 Plan are to:

•	Encourage ownership of our common shares by our officers, directors, employees and advisors;

•	Provide additional incentive for them to promote our success and our business; and

•	Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

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

A total of 1,675,579 common shares (as adjusted by a five-to-one share combination on April 3, 2023) have been reserved for issuance under the 2014 Plan as of December 31, 2023. On July 14, 2022, option awards have been granted to certain eligible individuals covering an aggregate of 1,620,000 (as adjusted by a five-to-one share combination on April 3, 2023) of the Company’s common shares under the 2014 Plan. The 2014 Plan terminates on June 19, 2024.

C.	Board Practices

As provided by our Memorandum and Articles, each director is to hold office for a three-year term expiring at the annual meeting of shareholders held in the third year after his or her appointment.

At the annual meeting of shareholders in 2023, Messrs. Ng Kin Sing were elected to serve as Class I director until the annual meeting to be held in 2026. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II directors until the annual meeting to be held in 2024. Messrs. Wong Wah On Edward and Tam Cheuk Ho serve as Class III directors until the annual meeting to be held in 2025.

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

As of the date of this annual report, we employed a total of nine employees on a full-time basis consisting of six employees engaged in metal exploration, and three executive and administrative employees in corporate services. The Company believes that its relations with employees are generally good.

The following table sets out the number of employees as of December 31, 2021, 2022, and 2023, including their principal category of activity and geographic location.

		Years Ended December 31,
		2021	2022	2023

Hong Kong	Accounting, administration and management	2	2	2
		2	2	2

The PRC	Accounting, administration and management (Shenzhen)	1	1	1
	Accounting, administration and management (Bayannaoer)	4	4	4
	Accounting, administration and management (Shanghai Onway)	40	36	—
	Sales and purchasing	4	3	—
	Cashier	4	4	1
	Construction management	19	16	—
	Mining exploration	1	1	1
		73	65	9
Total		75	67	9

E.	Share Ownership

The following table sets forth, as of April 3, 2024, the share ownership of the Company’s common shares by:

•	each of the individuals disclosed in response to Item 6.B. of this annual report; and
•	each person known to us to beneficially own more than 5% of our common shares.

The calculations in the table below are based on 9,865,767 common shares issued and outstanding as of April 3, 2024, excluding a total of 1,190,297 common shares that represent common shares underlying the Warrants that are issuable upon exercise of the Warrants by cash and without adjustment.

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

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class
Directors and Executive Officers
Li Feilie	5,371,553	(1)	54.45%
Wong Wah On Edward	80,000		0.81%
Tam Cheuk Ho	56,386		0.57%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Peng Wenlie	—		—
Yao Yangli	—		—
Yip Wing Hang	—		—
Yu Jun	—		—
Zhu Youyi	—		—
Zou Yu	—		—
Officers and directors as a group (11 persons)	5,507,939		55.83%
Principal Shareholders
Li Feiwen	770,773	(2)	7.36%
Woo Chun Kei Kackie	740,000	(3)	6.98%
Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B	649,806	(4)	6.23%

______________________________

† For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this Annual Report.

Except as indicated otherwise below, the business address of our directors and executive officers is Room 2205, 22/F, West Tower, Shun Tak Centre,168-200 Connaught Road Central, Sheung Wan, Hong Kong, People’s Republic of China.

(1)	Mr. Li is not an officer or director of CHNR but is an officer and/or director of certain of our subsidiaries, and ultimately controls the Company through his beneficial ownership of our shares, his ability to elect the Board of Directors and his ownership of a substantial amount of Company debt. This number consists of (a) 5,311,553 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly owned by Mr. Li, and (b) 60,000 outstanding common shares held by Mr. Li.

(2)	This number consists of (a) 170,773 outstanding common shares held in the name of Mr. Li, and (b) 600,000 options held in his name that is exercisable within 60 days of April 30, 2024.

(3)	This number consists of 740,000 options held in the name of Mr. Woo that is exercisable within 60 days of April 30, 2024.

(4)	This number represents (a) 91,855 outstanding common shares held in the name of Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B, a hedge fund raised by Ayrton Capital LLC, and (b) 557,951 common shares issuable upon exercise of certain warrants held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B. Ayrton Capital LLC, the investment manager to Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, has discretionary authority to vote and dispose of the shares held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and may be deemed to be the beneficial owner of these shares. Waqas Khatri, in his capacity as Managing Member of Ayrton Capital LLC, may also be deemed to have investment discretion and voting power over the shares held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B. Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and Mr. Khatri each disclaim any beneficial ownership of these shares. The address of Ayrton Capital LLC is 55 Post Rd West, 2nd Floor, Westport, CT 06880.

Please refer to the discussion of our equity compensation plan and securities authorized for issuance thereunder under “Item 6.B. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Compensation – Securities Authorized for Issuance Under Equity Compensation Plans” above.

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Major Shareholders

Please refer to “Item 6.E. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Share Ownership.”

Significant Changes in Ownership

In January 2021, we issued 3.96 million common shares in a registered offering, and concurrently privately placed warrants exercisable for up to 1.98 million common shares. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” In July 2021, we issued 3.0 million common shares, and transferred our 120 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.5 million), to Feishang Group in exchange for all outstanding shares of PST Technology and the transfer to us of approximately CNY130.0 million (US$18.4 million) of PST Technology’s outstanding debt previously owed to Mr. Li Feilie. On July 28, 2023, we transferred 100% equity interest of PST Technology to Feishang Group, together with PST Technology’s outstanding payable owned to the Company, for consideration of approximately CNY95,761,119, comprising: (i) CNY-34,197,300, the fair value of 100% equity interest of PST Technology as determined by the independent valuation report dated July 28, 2023; (ii) CNY 129,958,419, the book value of PST Technology’s outstanding payable owed to the Company. See “Item 4.A. – Information on the Company – History and Development of the Company – Acquisition and Sale of PST Technology.” In February 2024, we issued 1.49 million common shares in a registered offering, and concurrently privately placed warrants exercisable for up to 1.19 million common shares. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” Other than the foregoing events, there have been no significant changes in the percentage of ownership held by the major shareholder during the past three years.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of April 4, 2024, on that date our common shares were held of record by approximately 180 persons, 158 of whom, holding approximately 37.8% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

In 2023, we received an aggregate amount of CNY78,52 million (US$12.11 million) from Feishang Group, one of our principal shareholders, in the form of interest-free loans to us.

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

Acquisition of FARL Shares in Exchange for Newly Issued Company Shares

On August 17, 2020, the Company entered into a sale and purchase agreement with Feishang Group pursuant to which the Company issued 9,077,166 of the Company’s common shares, no par value, to Feishang Group, in exchange for 120 million shares of FARL, with an approximate aggregate value of HK$87,522,000 (determined at a price of HK$1.006 per share, representing the average closing price of FARL on the five trading days before August 17, 2020, adjusted for a 27.5% discount based on an independent valuation report). Feishang Group is the largest stockholder in the Company, and is wholly owned by Mr. Li Feilie, who also beneficially owns 53.53% of the outstanding equity of FARL. The 120 million shares of FARL were transferred as part of the consideration for the acquisition of all the outstanding shares of PST Technology in July 2021.

Transfer of Equity Interests of Yangpu Lianzhong

On April 28, 2021, the Company’s subsidiary China Coal entered into an equity transfer agreement to transfer 100% of the equity interests of Yangpu Lianzhong Mining Co., Limited (“Yangpu Lianzhong”) to the Company’s external related party, Shenzhen Feishang Energy Investment Co., Limited (“Feishang Energy”), for a total consideration of CNY103.767 million (US$14.66 million). Rather than receiving cash as a result of this transaction, the consideration offset amounts due to Feishang Energy under a series of creditor right transfer agreements. Please see Note 28 of our audited consolidated financial statements for more information. Feishang Energy is a wholly owned subsidiary of Feishang Enterprise, which is controlled by our principal beneficial owner Mr. Li Feilie. Because of the transfer of the equity interests, Yangpu Lianzhong is no longer a subsidiary of the Company.

Acquisition and Sale of PST Technology

On July 27, 2021, the Company entered into the PST Technology SPA with Mr. Li Feilie pursuant to which the Company issued three million restricted shares of the Company’s common shares, and transferred its 120 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.5 million), to Feishang Group in exchange for all outstanding shares of PST Technology Limited and the transfer to the Company of approximately CNY130.0 million (US$18.4 million) of PST Technology’s outstanding debt previously owed to Mr. Li, which debt was eliminated upon consolidation. PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC projects and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. The total value of the consideration that the Company provided to Mr. Li was approximately CNY104.1 million (US$14.7 million), which amount was a 20% discount to the valuation (including the assigned debt) of PST Technology provided by an independent valuation firm.

On July 28, 2023, the Company entered into a Sale and Purchase Agreement with Feishang Group Limited (“Feishang Group”). Pursuant to the agreement, the Company agreed to sell 100% equity interest of PST Technology to Feishang Group, together with PST Technology’s outstanding payable owed to the Company, for consideration of approximately CNY95,761,119 comprising: (i) CNY -34,197,300, the fair value of 100% equity interest of PST Technology as determined by the independent valuation report dated July 28, 2023; (ii) CNY 129,958,419, the book value of PST Technology’s outstanding payable owed to the Company.

PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway and Shanghai Onway’s subsidiaries which are principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. After PST Technology’s disposition, the Company discontinued the operation in wastewater treatment segment and continue engaging in the exploration and mining business.

The description of the PSTT SPA is qualified in its entirety by reference to the PST SPA and the letter between Feishang Group and the Company, dated July 28, 2023, a copy of which has been filed as Exhibit 4.18.

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

On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the sale and purchase agreement Dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024.

The foregoing description of the Zimbabwean SPA, as amended, is only a summary and is qualified in its entirety by reference to the Sale and Purchase Agreement dated February 27, 2023, and the Amendment Agreement thereto dated December 22, 2023, by and among China Natural Resources, Inc., Feishang Group Limited, Top Pacific (China) Limited, Li Feilie and Yao Yuguang, a copy of each of which has been incorporated by reference as Exhibit 4.17 and Exhibit 4.20 to this annual report.

Commercial Transactions with Related Companies

Commercial transactions with related companies (in thousands) are summarized as follows:

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

Interest income received from Feishang Enterprise (1)	3,396	—	—	—
CHNR’s share of office rental, rates and others to Anka (2)	1,343	1,175	445	63
Feishang Management’s share of office rental to Feishang Enterprise (3)	166	166	166	23
Shenzhen New PST’s share of office rental to Feishang Enterprise (4)	90	90	53	7

———————

(1)	The Company’s then subsidiary, Shanghai Onway, entered into a series of contracts to provide a loan amounting to CNY80,000 at an interest rate of 9% per annum to Feishang Enterprise from March 2, 2018 to June 30, 2021.

(2)	The Company signed a contract with Anka to lease 184 square meters of office premises for 2 years, from July 1, 2018 to June 30, 2020, subsequently extended to June 30, 2024. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka. Costs presented here include both rent and services.

(3)	On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2023, which will expire on September 30, 2024.

(4)	The Company’s then subsidiary, Shenzhen New PST, signed a contract with Feishang Enterprise to lease 96 square meters of office premises for 12-month period from March 14, 2022 to March 13, 2023 and renewed the contract with same terms for another 12-month period from March 14, 2023 to March 13, 2024.

Balances with Related Parties

	(Amounts in thousands)
	As of December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$
Payables to related parties
Feishang Enterprise (1)(2)	3,019	495	6,078	858
Feishang Group (1)(3)	14,050	7,153	85,673	12,103
Anka Capital Limited (“Anka Capital”) (4)	2,691	2,913	2,991	423

Dividend payable to related parties
Qianhai Industrial (1)(5)	5,048	—	—	—

Lease liabilities to related parties
Anka (4)	372	1,022	360	51

———————

(1)	Feishang Enterprise, Feishang Group and Qianhai Industrial are entities controlled by Mr. Li Feilie, who is the principal beneficial owner of the Company.

(2)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(3)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(4)	Anka Capital and Anka are each jointly owned by Messrs. Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company. The payable to Anka Capital represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(5)	The dividend payable to Qianhai Industrial represents the declared dividend which was approved at the shareholder meeting of Shenzhen Qianhai on June 22, 2021, prior to the acquisition of Shenzhen Qianhai by the Group. It was paid by Shenzhen Qianhai as of December 31, 2022.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The principal United States market for our common shares, our only class of outstanding equity securities, is the Nasdaq Capital Market. Our common shares are traded on the Nasdaq Capital Market under the symbol “CHNR.” We are not aware of any principal market for any of our securities outside of the United States. There is no established trading market for the Warrants and we do not intend to list the Warrants on any exchange or other trading system.

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

The Investors Warrants are exercisable immediately as of the date of issuance until 36 months after the date of issuance at an initial exercise price of $2.35 per share. The exercise price of the Investors Warrants is subject to full-ratchet anti-dilution adjustment in the case of future issuances of common shares of the Company below the Investors Warrants’ exercise price then in effect, as well as customary adjustment in case of share splits, share dividends, share combinations and similar recapitalization transactions. On July 14, 2022, the exercise price has been reduced to $0.623. A holder of the Investors Warrants also will have the right to exercise such warrants on a cashless basis if a registration statement or Annual Report contained therein is not available for the issuance of all common shares issuable upon exercise thereof. The exercisability of the Investors Warrants may also be limited if, upon exercise, the holder and its affiliates would in aggregate beneficially own more than 4.99% or 9.99% of the Company’s common shares, which percentage shall be elected by the holder on or prior to the issuance date.

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

On July 21, 2021, we issued 3.0 million common shares, and transferred our 120.0 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.5 million), to Feishang Group in exchange for all outstanding shares of PST Technology and the transfer to us of approximately CNY130.0 million (US$18.4 million) of PST Technology’s outstanding debt previously owed to Li Feilie. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition and Sale of PST Technology” for additional information.

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

On July 28, 2023, the Company entered into a sale and purchase agreement with Feishang Group. Pursuant to the agreement, the Company agreed to sell 100% equity interest of PST Technology to Feishang Group, together with PST Technology’s outstanding payable owed to the Company, for consideration of approximately CNY95,761,119 comprising: (i) CNY-34,197,300, the fair value of 100% equity interest of PST Technology as determined by the independent valuation report dated July 28, 2023; (ii) CNY129,958,419, the book value of PST Technology’s outstanding payable owed to the Company. See “Item 4.A. – INFORMATION OF THE COMPANY – History and Development of the Company – Acquisition and Sale of PST Technology” for additional information.

On August 3, 2023, the Company entered into a set-off letter with Feishang Group, the Company’s controlling shareholder, pursuant to which the Company and Feishang Group agreed to set off the amount of CNY95,761,119 payable from the Company to Feishang Group under the PST Technology sale and purchase agreement against the promissory note in the amount of US$245,000,000 the Company issued to Feishang Group on April 23, 2023 at a exchange rate of US$1.00 = CNY7.1427 such that a sum of US$13,406,852 shall be deducted from the principal amount due under the promissory note.

On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the Zimbabwe SPA with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. See “Item 4.A. – INFORMATION OF THE COMPANY – History and Development of the Company – Acquisition of Williams Minerals” for additional information.

On February 16, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell, (i) in a registered direct offering, up to an aggregate of 1,487,870 of common shares, no par value (the “Shares”) of the Company at a per Share purchase price of $2.20 (the “Registered Offering”), and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,115,903 common shares of the Company (the “Investors Warrants”), for gross proceeds of approximately $3.01 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company.

The Investors Warrants are exercisable immediately as of the date of issuance until 42 months after the date of issuance at an initial exercise price of $3.00 per share. The exercise price of the Investors Warrants is subject to full-ratchet anti-dilution adjustment in the case of future issuances of common shares of the Company below the Investors Warrants’ exercise price then in effect, as well as customary adjustment in case of stock splits, stock dividends, stock combinations and similar recapitalization transactions. A holder of the Investors Warrants also will have the right to exercise such warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of all common shares issuable upon exercise thereof. The exercisability of the Investors Warrants may also be limited if, upon exercise, the holder and its affiliates would in aggregate beneficially own more than 4.99% or 9.99% of the Company’s common shares, which percentage shall be elected by the holder on or prior to the issuance date.

Pursuant to the provisions of the Purchase Agreement, the Company and the Investors have agreed that: (i) subject to certain exceptions, the Company will not, within the 60 calendar days following the closing of this offering enter into any agreement to issue or announce the issuance or disposition or proposed issuance or disposition of any securities (each, a “Subsequent Placement”); (ii) within one year following the execution of the Purchase Agreement, the Company will not enter into an agreement to effect a “Variable Rate Transaction,” as that term is defined in the Purchase Agreement; and (iii) within one year following the closing of this offering, the Company shall not effect any Subsequent Placement unless the Investors are offered a participation right, subject to certain terms and conditions as set forth in the Purchase Agreement, to subscribe, on a pro rata basis, up to 35% of the securities offered in the Subsequent Placement.

FT Global Capital, Inc. (the “Placement Agent”) acted as the exclusive placement agent in connection with the Registered Offering and the Private Placement pursuant to the terms of a placement agency agreement, dated February 16, 2024, between the Company and Placement Agent (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company agreed to pay Placement Agent a cash fee equal to eight percent (8%) of the aggregate proceeds received by the Company from the sale of its securities to investors introduced to the Company by the Placement Agent. Placement Agent is also entitled to additional tail compensation for any financings consummated within the 12-month period following the termination of the Placement Agent Agreement to the extent that such financing is provided to the Company by investors that the Placement Agent had introduced to the Company. In addition to the cash fee, the Company agreed to issue to the Placement Agent warrants to purchase an aggregate of up to five percent (5%) of the aggregate number of Shares sold in the Registered Offering (the “Placement Agent Warrants”). The Placement Agent Warrants shall generally be on the same terms and conditions as the Investors Warrants except that they will be exercisable at a price of $2.20 per share.

D.	Exchange Controls

There is no exchange control legislation under British Virgin Islands law and accordingly there are no exchange control regulations imposed under British Virgin Islands law. Our company and all dividends, interest, rents, royalties, compensation and other amounts paid by our company to persons who are not resident in the BVI and any capital gains realised with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI. BVI law and our Memorandum and Articles impose no limitations on the right of nonresident or foreign owners to hold or vote our common shares. However, we operate through subsidiaries located in the PRC, and the payment of dividends by PRC companies is subject to certain restrictions imposed under PRC law. See “Item 3.D. – KEY INFORMATION – Transfers of Cash and Assets Between Our Company and Our Subsidiaries” for further information.

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

In addition, our wholly owned subsidiaries are required to distribute their after-tax profits for the current financial year. They shall reserve 10% of their profits as the company's statutory common reserve, provided that a company with an aggregate common reserve of more than 50% of the company's registered capital may elect not to make additional statutory common reserves. Where any company has made a statutory common reserve from its after-tax profits, it may, subject to a resolution of the shareholders' meeting or the general meeting of shareholders, draw a discretionary common reserve from its after-tax profits. A company's common reserves shall be used to cover losses made in past years, to enhance the company's productivity and expand its business or to increase its registered capital; however a company's capital reserve shall not be used to cover the company's losses.

E.	Taxation

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below), BVI tax consequences of an investment in our common shares, and PRC tax considerations.

United States Federal Income Taxation

General

The following is a general discussion of certain material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) with respect to their ownership and disposition of Common shares. This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Common shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Common shares that is for U.S. federal income tax purposes:

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

This discussion is based on current provisions of the Code, existing, temporary and proposed Treasury Regulations promulgated thereunder, published administrative pronouncements of the Internal Revenue Service (the “IRS”), and other applicable authorities, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences described in this discussion. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a U.S. Holder of the ownership or disposition of Common Stock.

This summary does not address the U.S. federal income tax considerations of ownership or disposition of Common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; (i) U.S. Holders subject to Section 451(b) of the Code; and (j) U.S. expatriates or former long-term residents of the U.S. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of Common shares. Except to the extent described below, this summary also does not address the U.S. federal income tax considerations of ownership or disposition of the Warrants by U.S. Holders.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common shares, the U.S. federal income tax considerations to such partnership and the partners (or other owners) of such partnership of the ownership, or disposition of the Common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax considerations for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations of the ownership or disposition of Common shares.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF COMMON SHARES. HOLDERS OF COMMON SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSIDERATIONS TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Taxation of Distributions

Subject to the possible applicability of the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as a dividend the amount of any distribution paid on Common shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules described below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in Common shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common shares. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. You therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate provided that Common shares are readily tradable on an established securities market in the United States, and we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which Common shares are listed) will be considered readily tradable on an established securities market in the United States. Even if the Common shares are listed on the Nasdaq, there can be no assurance that the Common shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Common shares.

Sale or Other Taxable Disposition of Common shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder’s adjusted tax basis in such Common shares. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in such Common shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of Common shares on the exercise of a Warrant. A U.S. Holder’s tax basis in Common shares received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a Common shares received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. Although we expect a U.S. Holder’s cashless exercise of our warrants (including after we provide notice of our intent to redeem Warrants for cash) to be treated as a recapitalization, a cashless exercise could alternatively be treated as a taxable exchange in which gain or loss would be recognized.

Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.

PFIC Status of the Company

The Company has not performed an analysis of whether or not it will be deemed a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”) for its current taxable year. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax considerations to U.S. Holders of the acquisition, ownership and disposition of Common shares could be materially different. The U.S. federal income tax consequences of owning and disposing of Common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions of the Code, “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which produce passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated, for purposes of the income test and asset test, as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Common shares are made.

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

Tax Consequences if the Company is a PFIC

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Common shares and, in the case of Common shares, the U.S. Holder did not make a qualified electing fund (“QEF”) election or a “mark-to-market” election (within the meaning of Section 1296 of the Code), such U.S. Holder generally would be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Common shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Common shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Common shares).

Under the default PFIC rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Common shares;
•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which we were a PFIC, will be taxed as ordinary income;
•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of the Common shares by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder must make a QEF election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year and the Company may not provide this statement, in which case a QEF election cannot be made.

In general, a U.S. Holder must make a QEF election on or before the due date for filing its income tax return for the first year to which the QEF election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and filed a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

Alternatively, if we are a PFIC and the Common shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Common shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Common shares at the end of such year over its adjusted basis in its Common shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Common shares over the fair market value of its Common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Common shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which Common Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. However, there is no assurance that the Common Shares will remain “regularly traded” for this purpose. Moreover, a mark-to-market election made with respect to Common Shares would not apply to a U.S. Holder’s indirect interest in any Subsidiary PFIC in which we own an equity interest. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Common Shares under their particular circumstances.

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

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.
A U.S. Holder of Common Shares may be subject to information reporting and “backup withholding,” currently at the rate of 24%, with respect to (a) distributions paid on Common Shares and (b) proceeds arising from the sale or other taxable disposition of Common Shares, in each case if the distribution or proceeds are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to the holder outside the United States. Backup withholding may be avoided by the holder of Common Shares if such holder:

•	is a corporation or comes within other exempt categories; or
•	provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that amount withheld is claimed as federal taxes withheld on the U.S. Holder’s U.S. federal income tax return relating to the year in which the backup withholding occurred and the requisite information is timely furnished to the IRS. A U.S. Holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund.

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

BVI Taxation

This summary has been prepared based upon management’s understanding of applicable tax consequences, but has not been reviewed by counsel or other experts in U.S. or BVI taxation. This summary does not address all possible tax consequences relating to an investment in our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax of non-BVI tax laws, except to the extent described above under “Taxation – United Stated Federal Income Taxation.” Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common shares. The discussion below is based upon laws and relevant interpretations in effect as of the date of this prospectus, all of which are subject to change. Under the BVI Business Companies Act (as amended) as currently in effect, companies incorporated or registered under the BVI Business Companies Act are currently exempt from income and corporate tax. In addition, the BVI currently does not levy capital gains tax on companies incorporated or registered under the BVI Business Companies Act.

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

Equity Price Risk

We were not exposed to equity price risk as of December 31, 2023, following the disposal of FARL’s equity securities in July 2021.

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

Commodity Price Risk

We were not exposed to commodity price risk as of December 31, 2023, as we did not have any copper ore in inventory on that date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange Act. As of December 31, 2023, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2023, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the periods specified by the SEC’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2023, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2023 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In general, an “audit committee financial expert” within the meaning of Item 16.A. of Form 20-F is an individual member of the Audit Committee who:

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

The following table shows the fees that we paid for audit and other services provided by Ernst & Young Hua Ming LLP (PCAOB ID No. 1408), Beijing, China, our independent registered public accounting firm, for fiscal years 2022 and 2023.

	Fiscal Year 2022		Fiscal Year 2023

Audit Fees	US$	351,125	US$	395,766
Audit-Related Fees	US$	180,000	US$	—
Tax Fees		—	US$	35,337
All Other Fees		—		—

Total	US$	531,125	US$	431,103

Audit Fees – This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees – This category includes the fees for the related filing of a resale registration statement on Form F-3 and Form S-8 in 2022 and 2023.

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Audit Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. All the audit fees, audit related fees and tax fees paid to Ernst & Young Hua Ming LLP with respect to fiscal years 2022 and 2023 were approved by the Audit Committee.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

As an exploration company, we have limited digital operations and our business activity to date has been identifying, acquiring, and exploring mineral properties, and we have not yet adopted formal cybersecurity risk management programs or formal processes for assessing cybersecurity risks. We understand the importance of managing material risks from cybersecurity threats and are committed, as part of our continuing growth, to implementing and maintaining an adequate information security program to manage such risks and safeguard our systems and data.

We currently manage our cybersecurity risk through a variety of practices that are applicable to all users of our information technology and information assets, including our employees and contractors. We use a combination of technology, policies, training, and monitoring to promote security awareness and prevent security incidents.

We believe we have limited exposure to cyber threats other than emails and project data storage. Financial transactions are enabled through well-stablished financial institutions and accounting and employee information storage are outsourced to an external accounting firm.

We have not, as of the date of this prospectus, experienced a cybersecurity threat or incident in the last three years, that materially affected or is reasonably likely to affect our business, results of operations, or financial condition. However, there can be no guarantee that we will not experience such an incident in the future. For more information,

Our board of directors oversees cybersecurity risk as part of its role of overseeing enterprise-wide risk.

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

Exhibit No.	Exhibit Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Exhibit 99.1 to the Current Report on Form 6-K furnished January 30, 2014, and incorporated herein by reference).
2.1	Description of China Natural Resources, Inc.’s Securities Registered under Section 12 of the Securities Exchange Act of 1934, as Amended (included as Exhibit 2.1 to the Annual Report on Form 20-F filed June 12, 2020, and incorporated herein by reference).
2.2	Form of Investors Warrant (included as Exhibit 2.1 to the Current Report on Form 6-K furnished February 21, 2024, and incorporated herein by reference).
2.3	Form of Placement Agent Warrant (included as Exhibit 2.2 to the Current Report on Form 6-K furnished February 21, 2024, and incorporated herein by reference).
4.1	2014 Equity Compensation Plan (included as Annex A of Exhibit 99.1 to the Current Report on Form 6-K furnished August 13, 2014, and incorporated herein by reference).
4.2	Service Agreement dated as of April 2, 2015, by and between the Company and Tam Cheuk Ho (included as Exhibit 99.1 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).
4.3	Service Agreement dated as of April 2, 2015, by and between the Company and Wong Wah On Edward (included as Exhibit 99.2 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).
4.4	License Agreement dated April 1, 2017, by and between Anka Consultants Limited and China Natural Resources, Inc. (included as Exhibit 4.15 to the Annual Report on Form 20-F filed June 19, 2017, and incorporated herein by reference).
4.5	Inner Mongolia Wulatehouqi Moruogu Tong Mine Cooperation Agreement on Mineral Exploration dated August 20, 2017, by and between Bayannaoer City Feishang Mining Company Limited and Bayannaoer Jijincheng Mining Co., Ltd. (included as Exhibit 4.25 to the Annual Report on Form 20-F filed April 30, 2018, and incorporated herein by reference).
4.6	Sale and Purchase Agreement dated July 27, 2021, by and between China Natural Resources, Inc. and Li Feilie (included as Exhibit 4.1 to the Current Report on Form 6-K furnished July 27, 2021, and incorporated herein by reference).
4.7	Confirmation of Financial Support to China Natural Resources, Inc., dated May 15, 2023, from Feishang Group Ltd. (included as Exhibit 4.7 to the Annual Report on Form 20-F filed May 15, 2023, and incorporated herein by reference).
4.8	Confirmation of Financial Support to China Natural Resources, Inc., dated May 15 2023, from Feishang Enterprise Group Co., Ltd. (included as Exhibit 4.8 to the Annual Report on Form 20-F filed May 15, 2023, and incorporated herein by reference).
4.9	Domestic Garbage and Sewage Treatment Infrastructure at Villages and Towns, Wujiang District, Whole PPP Project Package, PPP Project Contract – Purchaser: Housing and Urban-Rural Development Bureau of Wujiang District, Shaoguan City, by and among Shanghai Onway Environmental Development Co., Ltd., Guangzhou Ruiyi Environmental Protection Technology Co., Ltd., Guangdong Xifu Environmental Protection Technology Co., Ltd., Guangdong Xinzhen Construction Engineering Co., Ltd., and Shaoguan Angrui Environmental Technology Development Co. Ltd., dated August 2018 (included as Exhibit 4.9 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.10	Fixed Assets Loan Contract, between the Bank of Communications Co., Ltd. and Shaoguan Angrui Environmental Technology Development Co. Ltd., dated August 29, 2019(included as Exhibit 4.10 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.11	Guarantee Contract, between Bank of Communications Co., Ltd. and Feishang Enterprise Group Co., Ltd., dated August 29, 2019 (included as Exhibit 4.11 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.12	Guarantee Contract, between Bank of Communications Co., Ltd. and Shanghai Onway Environmental Development Co., Ltd., dated August 29, 2019 (included as Exhibit 4.12 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.13	Accounts Receivable Pledge Contract, between Bank of Communications Co., Ltd. and Shaoguan Angrui Environmental Technology Development Co., Ltd., dated August 29, 2019 (included as Exhibit 4.13 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.14	Equity Pledge Contract, between Bank of Communications Co., Ltd. and Shanghai Onway Environmental Development Co., Ltd., dated August 29, 2019 (included as Exhibit 4.14 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.15	Loan Agreement, between Shenzhen Qianhai Feishang Environmental Investment Co., Ltd and Shenzhen Chaopeng Investment Co., Ltd, dated June 30, 2021 (included as Exhibit 4.15 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference ).
4.16	Irrevocable Letter of Guarantee for Joint and Several Liability, dated June 30, 2021, from Shenzhen Feishang Investment Co., Ltd. (included as Exhibit 4.16 to the Annual Report on Form 20-F filed May 15, 2023, and incorporated herein by reference).
4.17	Sale and Purchase Agreement dated February 27, 2023, by and among the Company, Feishang Group Limited, Top Pacific (China) Limited, Li Feilie and Yao Yuguang (included as Exhibit 99.2 to the Current Report on Form 6-K furnished February 28, 2023, and incorporated herein by reference).
4.18	Sale and Purchase Agreement dated July 28, 2023 by and between the Company and Feishang Group Limited (incorporated by reference to Exhibit 99.1 to our Form 6-K filed on July 28, 2023)
4.19	Set-off letter dated August 3, 2023 by and between the Company and Feishang Group Limited
4.20	Amendment Agreement dated as of December 22, 2023 to Sale and Purchase Agreement dated as of February 27, 2023 by and among the Company, Feishang Group and Top Pacific (China) Limited, Li Feilie and Yao Yuguang (incorporated by reference to Exhibit 99.1 to our Form 6-K filed on December 22,2023)
4.21	Form of Securities Purchase Agreement by and between the Company and the Investors (incorporated by reference to Exhibit 4.1 to our Form 6-K filed on February 21, 2024)
4.22	Placement Agency Agreement dated February 15, 2024 by and between the Company and FT Global Capital, Inc. (incorporated by reference to Exhibit 4.2 to our Form 6-K filed on February 21, 2024)
8	Subsidiaries of the Registrant (filed herewith).
11	Code of Business Conduct and Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB filed March 30, 2004, and incorporated herein by reference)
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(furnished herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
15.1	Consent of Ernst & Young Hua Ming LLP(filed herewith).
15.2	Press Release dated April 30, 2024 (filed herewith).
97	Clawback Policy
101.INS	Inline XBRL Instance Document. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: April 30, 2024	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm, together with the consolidated financial statements for the Company and its subsidiaries, including:

a.	Consolidated statements of profit or loss for the years ended December 31, 2021, 2022 and 2023

b.	Consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023

c.	Consolidated statements of financial position as of January 1, 2021, December 31, 2022 and 2023

d.	Consolidated statements of changes in equity for the years ended December 31, 2021, 2022 and 2023

e.	Consolidated statements of cash flows for the years ended December 31, 2021, 2022 and 2023

f.	Notes to the consolidated financial statements

CHINA NATURAL RESOURCES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Natural Resources, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

 Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2015.

Beijing, the People’s Republic of China

April 30, 2024

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2021	2022	2023	2023
		CNY	CNY	CNY	US$
	Notes

CONTINUING OPERATIONS
Administrative expenses		(11,076)	(25,248)	(12,883)	(1,820)
Other income		599	699	3,742	529
Fair value (loss)/gain on financial instruments, net		(38,349)	1,007	847	120
Finance costs		(166)	191	(48)	(7)
Finance income		13	13	5	1

LOSS BEFORE INCOME TAX	5	(48,979)	(23,338)	(8,337)	(1,177)

Income tax expense	7	5,095	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS		(43,884)	(23,338)	(8,337)	(1,177)

DISCONTINUED OPERATIONS
(Loss)/profit for the year from discontinued operations, net of tax		(11,087)	1,042	(4,106)	(580)

LOSS FOR THE YEAR		(54,971)	(22,296)	(12,443)	(1,757)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations		(43,884)	(23,338)	(8,337)	(1,177)
From discontinued operations		(4,268)	(1,285)	(5,504)	(777)
Non-controlling interests
From continuing operations		—	—	—	—
From discontinued operations		(6,819)	2,327	1,398	197

LOSS FOR THE YEAR		(54,971)	(22,296)	(12,443)	(1,757)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	8	(5.39)	(2.85)	(1.01)	(0.15)
- For loss from discontinued operations	8	(0.52)	(0.15)	(0.67)	(0.09)
- Loss per share	8	(5.91)	(3.00)	(1.68)	(0.24)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands)

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

LOSS FOR THE YEAR	(54,971)	(22,296)	(12,443)	(1,757)

Other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	3,252	(8,094)	(2,810)	(396)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	(10,909)	9,593	1,421	201

Total other comprehensive (loss)/income for the year, net of tax	(7,657)	1,499	(1,389)	(195)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(62,628)	(20,797)	(13,832)	(1,952)

Attributable to:
Owners of the Company
From continuing operations	(51,542)	(21,839)	(9,726)	(1,371)
From discontinued operations	(4,267)	(1,285)	(5,504)	(778)
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	(6,819)	2,327	1,398	197

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(62,628)	(20,797)	(13,832)	(1,952)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands)

		December 31,
		2022	2023	2023
		CNY	CNY	US$
	Notes

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	424	53	7
Intangible assets	10	19,381	—	—
Right-of-use assets	11	2,993	346	49
Trade receivables	12	10,520	—	—
Contract assets	13	89,713	—	—
Other non-current assets	14	4	247,530	34,969

TOTAL NON-CURRENT ASSETS		123,035	247,929	35,025

CURRENT ASSETS
Inventories		729	—	—
Trade receivables	12	46,760	—	—
Bills receivable		8,500	—	—
Contract assets	13	21,647	—	—
Prepayments		1,732	1,107	156
Other receivables	15	82,733	18	3
Other current assets		3,160	—	—
Cash and cash equivalents	16	31,695	4,753	671

TOTAL CURRENT ASSETS		196,956	5,878	830

TOTAL ASSETS		319,991	253,807	35,855

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands)

		December 31,
		2022	2023	2023
		CNY	CNY	US$
	Notes

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	17	20,326	100	14
Contract liabilities		690	—	—
Other payables and accruals	18	16,724	82,610	11,669
Income tax payable		10,732	—	—
Provisions	19	494	—	—
Interest-bearing loans and borrowings	20	3,000	—	—
Derivative financial liabilities		824	—	—
Lease liabilities	11	1,317	360	51
Due to related companies		3,408	9,069	1,281
Due to the Shareholder		7,153	85,673	12,103

TOTAL CURRENT LIABILITIES		64,668	177,812	25,118

NON-CURRENT LIABILITIES
Deferred tax liabilities	23	5,276	—	—
Lease liabilities	11	1,598	—	—
Interest-bearing loans and borrowings	20	71,000	—	—

TOTAL NON-CURRENT LIABILITIES		77,874	—	—

TOTAL LIABILITIES		142,542	177,812	25,118

EQUITY
Issued capital	24	450,782	450,782	63,682
Other capital reserves	24	735,319	758,775	107,194
Accumulated losses		(1,109,010)	(1,122,851)	(158,626)
Other comprehensive losses		(9,322)	(10,711)	(1,513)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		67,769	75,995	10,737
NON-CONTROLLING INTERESTS		109,680	—	—

TOTAL EQUITY		177,449	75,995	10,737

TOTAL LIABILITIES AND EQUITY		319,991	253,807	35,855

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands)

	Attributable to Owners of the Company
	Issued capital	Other capital reserves	Accumulated losses	Other comprehensive (loss)/income	Total	Non-controlling interests	Total equity
	CNY	CNY	CNY	CNY	CNY	CNY	CNY
Balance as of January 1, 2021	419,091	787,987	(1,031,187)	(3,164)	172,727	119,072	291,799
Loss for the year	—	—	(48,152)	—	(48,152)	(6,819)	(54,971)
Foreign currency translation adjustments	—	—	—	(7,657)	(7,657)	—	(7,657)
Total comprehensive loss for the year	—	—	(48,152)	(7,657)	(55,809)	(6,819)	(62,628)
Deemed distribution to the controlling shareholder	—	(75,651)	—	—	(75,651)	—	(75,651)
Dividends declared	—	—	(5,048)	—	(5,048)	—	(5,048)
Dividends paid to non-controlling shareholders	—	—	—	—	—	(4,900)	(4,900)
Issuance of shares	31,691	—	—	—	31,691	—	31,691
Equity-settled share-based payments	—	2,311	—	—	2,311	—	2,311
Others	—	4,463	—	—	4,463	—	4,463
Balance as of December 31, 2021	450,782	719,110	(1,084,387)	(10,821)	74,684	107,353	182,037

Balance as of January 1, 2022	450,782	719,110	(1,084,387)	(10,821)	74,684	107,353	182,037
(Loss)/income for the year	—	—	(24,623)	—	(24,623)	2,327	(22,296)
Foreign currency translation adjustments	—	—	—	1,499	1,499	—	1,499
Total comprehensive (loss)/income for the year	—	—	(24,623)	1,499	(23,124)	2,327	(20,797)
Equity-settled share-based payments (Note 26)	—	16,209	—	—	16,209	—	16,209
Balance as of December 31, 2022	450,782	735,319	(1,109,010)	(9,322)	67,769	109,680	177,449

Balance as of January 1, 2023	450,782	735,319	(1,109,010)	(9,322)	67,769	109,680	177,449
(Loss)/income for the year	—	—	(13,841)	—	(13,841)	1,398	(12,443)
Foreign currency translation adjustments	—	—	—	(1,389)	(1,389)	—	(1,389)
Total comprehensive (loss)/income for the year	—	—	(13,841)	(1,389)	(15,230)	1,398	(13,832)
Disposal of PSTT (Note 3)	—	20,382	—	—	20,382	(111,078)	(90,696)
Equity-settled share-based payments (Note 26)	—	3,074	—	—	3,074	—	3,074
Balance as of December 31, 2023	450,782	758,775	(1,122,851)	(10,711)	75,995	—	75,995
Balance as of December 31, 2023 (US$)	63,682	107,194	(158,626)	(1,513)	10,737	—	10,737

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands)

		2021	2022	2023	2023
		CNY	CNY	CNY	US$
	Notes

OPERATING ACTIVITIES
Loss before income tax for the year		(52,836)	(16,432)	(10,512)	(1,484)
From continuing operations		(48,979)	(23,338)	(8,337)	(1,177)
From discontinued operations		(3,857)	6,906	(2,175)	(307)

Adjustments for:
Interest expenses		4,128	4,015	1,977	279
Interest income		(7,358)	(6,883)	(4,013)	(566)
Gain on disposal of property, plant and equipment		—	(5)	—	—
Consultants share-based payment expenses	5	—	16,152	3,074	435
Expenses related to issuance of shares	5	1,579	—	—	—
Fair value loss/(gain) on financial instruments, net	5	38,349	(1,007)	(847)	(120)
Depreciation of property, plant and equipment	5	510	304	100	15
Depreciation of right-of-use assets	5	1,366	1,413	1,050	148
Amortization of intangible assets	5	884	813	460	65
Impairment losses/(reversal) on trade receivables	5	3,840	(3,989)	383	54
Impairment losses on contract assets	5	357	171	3,545	501
Impairment losses on other receivables	5	239	2,745	6,003	848
Impairment reversal on amounts due from related companies	5	(1,106)	—	—	—

Changes in working capital
Inventories		(148)	257	(182)	(26)
Trade and bills receivables		6,580	(10,764)	4,406	622
Contract assets		(780)	(5,165)	1,550	219
Prepayments		(1,852)	504	765	108
Other receivables		(930)	321	18	3
Other current assets		1,805	1,829	—	—
Trade payables		(7,507)	(792)	1,297	182
Other payables and accruals		813	3,280	5,749	812
Provisions		—	494	(494)	(70)

Cash (used in)/from operations		(12,067)	(12,739)	14,329	2,025

Income tax paid		(1)	(47)	(1,001)	(141)

Net cash flows (used in)/from operating activities		(12,068)	(12,786)	13,328	1,884

INVESTING ACTIVITIES
Interest received		3,760	7,291	—	—
Additions of service concession right		(68)	—	—
Purchase of property, plant and equipment		(28)	(17)	(12)	(2)
Purchase of intangible assets		—	(5)	—	—
Prepayment for right-of-use assets		(55)	(228)	—	—
Purchase of structured deposit products		(60,000)	—	—	—
Disposal of property, plant and equipment		6	9	—	—
Disposal of a subsidiary		(263)	—	—	—
Loan to an unrelated company		(80,000)	—	—	—
Repayment from loans due from related companies		125,000	—	—	—
Proceeds from maturity of structured deposit products		65,000	—	—	—
Expenditures on mine development		—	—	(1,042)	(147)

Net cash flows from /(used in) investing activities		53,352	7,050	(1,054)	(149)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands)

		Year Ended December 31,
		2021	2022	2023	2023
		CNY	CNY	CNY	US$
	Notes

FINANCING ACTIVITIES
Proceeds from issuance of shares		41,996	—	—	—
Repayments of bank loans		(3,000)	(3,000)	(1,500)	(212)
Advances from related companies		360	—	3,932	555
Repayment to related companies		(50,148)	(2,765)	—	—
Repayments to the Shareholder		(7,149)	(6,885)	—	—
Payment of principal portion of lease liabilities		(1,463)	(1,120)	(925)	(131)
Payment of interest expenses on lease liabilities		(150)	(133)	(99)	(14)
Deemed distribution to the controlling shareholder		(10,297)	—	—	—
Dividends paid to non-controlling shareholders		(4,900)	—	—	—
Dividends paid to former non-controlling shareholders		—	(5,048)	—	—
Net cash outflow for the distribution of CHNR's 100% equity interest of PSTT		—	—	(37,460)	(5,292)
Interest paid		(4,035)	(3,882)	(1,878)	(265)

Net cash flows used in financing activities		(38,786)	(22,833)	(37,930)	(5,359)

NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS		2,498	(28,569)	(25,656)	(3,624)

NET FOREIGN EXCHANGE DIFFERENCE		(719)	1,905	(1,286)	(183)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		56,580	58,359	31,695	4,478

CASH AND CASH EQUIVALENTS AT END OF YEAR	16	58,359	31,695	4,753	671

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances attributable to continued operations	18,535	6,040	4,753	671
Cash, bank balances and short-term deposits attributable to discontinued operations	39,824	25,655	—	—
Cash and cash equivalents as stated in the statement of cash flows	58,359	31,695	4,753	671

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As of 31 December 2023 , the Company had direct and indirect interests in the following subsidiaries, the particulars of which are set out below:

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

*  Insignificant

The consolidated financial statements of the Group for the year ended December 31, 2023 were authorized for issuance in accordance with a resolution of the Directors executed on April 30, 2024.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

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

2.1.1.	GOING CONCERN BASIS

The Group incurred net losses for the years ended December 31, 2022 and 2023, respectively and net cash used in operating activities was CNY13 million for the year ended December 31, 2022 and net cash from operating activities was CNY13 million for the year ended December 31 2023. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.

During the year ended December 31, 2023, the Group has, through its subsidiary, sold all its water treatment segment assets and liabilities. This means there will be no revenues, but administrative and other operating expenses incurred in the near future as the mining and exploration segment is still at a developing stage. As of December 31, 2023, the Group had net current liabilities of CNY172 million and cash and cash equivalents of CNY5 million.

The Group expects that its existing cash and cash equivalents and subsequent equity financing (see Note 24) will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of the consolidated financial statements. In addition, the Group has received a financial support letter from its major shareholder. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating costs and expenses, generating operational cash flows as well as continuing to gain support from outside sources of financing. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.2	BASIS OF CONSOLIDATION

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries for the years ended December 31. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

Generally, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting or similar right of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

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

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, any non-controlling interest and the exchange fluctuation reserve; and recognises the fair value of any investment retained and any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

2.3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year’s consolidated financial statements:

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 12	International Tax Reform – Pillar Two Model Rules

The nature and the impact of the new and revised IFRSs that are applicable to the Group are described below:

(a)	Amendments to IAS 1 require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Amendments to IFRS Practice Statement 2 Making Materiality Judgements provide non-mandatory guidance on how to apply the concept of materiality to accounting policy disclosures. The Group has disclosed the material accounting policy information in note 2.5 to the financial statements. The amendments did not have any impact on the measurement, recognition or presentation of any items in the Group’s financial statements.

(b)	Since the Group did not fall within the scope of the Pillar Two model rules, the amendments did not have any impact to the Group.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following revised IFRSs, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these revised IFRSs, if applicable, when they become effective.

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback[1]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)[1]
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”)[1]
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements[1]
Amendments to IAS 21	Lack of Exchangeability[2]

1	Effective for annual periods beginning on or after 1 January 2024
2	Effective for annual periods beginning on or after 1 January 2025
3	No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is described below.

(a)	Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss resulting from a downstream transaction when the sale or contribution of assets constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The amendments are not expected to have any significant impact on the Group’s financial statements.

(b)	Amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual periods beginning on or after 1 January 2024 and shall be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16 (i.e., 1 January 2019). Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(c)	The 2020 Amendments clarify the requirements for classifying liabilities as current or non-current, including what is meant by a right to defer settlement and that a right to defer must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement. The amendments also clarify that a liability can be settled in its own equity instruments, and that only if a conversion option in a convertible liability is itself accounted for as an equity instrument would the terms of a liability not impact its classification. The 2022 Amendments further clarify that, among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non-current. Additional disclosures are required for non-current liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period. The amendments shall be applied retrospectively with early application permitted. An entity that applies the 2020 Amendments early is required to apply simultaneously the 2022 Amendments, and vice versa. The Group is currently assessing the impact of the amendments and whether existing loan agreements may require revision. Based on a preliminary assessment, the amendments are not expected to have any significant impact on the Group’s financial statements.

(d)	Amendments to IAS 7 and IFRS 7 clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Earlier application of the amendments is permitted. The amendments provide certain transition reliefs regarding comparative information, quantitative information as at the beginning of the annual reporting period and interim disclosures. The amendments are not expected to have any significant impact on the Group’s financial statements.

(e)	Amendments to IAS 21 specify how an entity shall assess whether a currency is exchangeable into another currency and how it shall estimate a spot exchange rate at a measurement date when exchangeability is lacking. The amendments require disclosures of information that enable users of financial statements to understand the impact of a currency not being exchangeable. Earlier application is permitted. When applying the amendments, an entity cannot restate comparative information. Any cumulative effect of initially applying the amendments shall be recognised as an adjustment to the opening balance of retained profits or to the cumulative amount of translation differences accumulated in a separate component of equity, where appropriate, at the date of initial application. The amendments are not expected to have any significant impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES

(a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owner of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

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

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. If the contingent consideration is not within the scope of IFRS 9, it is measured in accordance with the appropriate IFRSs. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(a)	Business combinations and goodwill (continued)

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

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – based on valuation techniques for which the lowest-level input that is significant to the fair value measurement is observable, either directly or indirectly;

Level 3 – based on valuation techniques for which the lowest-level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest-level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(c)	Related parties

A party is considered to be related to the Group if:

(1)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(2)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Group are joint ventures of the same third party;
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi)	the entity is controlled or jointly controlled by a person identified in (1);
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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(d)	Property, plant and equipment and depreciation (continued)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(f)	Leases

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(f)	Leases (continued)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(i)	Investments and other financial assets

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

Purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(i)	Investments and other financial assets (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on the equity investments are also recognized as other income in the statement of profit or loss when the right of payment has been established.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(k)	Impairment of financial assets (continued)

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

Stage 1 – Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs;

Stage 2 – Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs.

Stage 3 – Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs;

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(l)	Financial liabilities (continued)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(o)	Inventories

Inventories include materials and spare parts and are stated at the lower of cost and net realizable values. Cost is determined on a weighted average cost basis and comprises costs of purchase and transportation costs. Net realizable values are based on the estimated selling expenses less any estimated cost to be incurred to completion and disposal.

(p)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash on hand and at banks, and short-term highly liquid deposits with a maturity of generally within three months that are readily convertible into known amounts of cash, subject to an insignificant risk of changes in value held for the purpose of meeting short-term cash commitments.

For the purpose of the statement of cash flows, cash and cash equivalents comprise cash on hand and at banks, and short-term deposits as defined above, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

(q)	Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in Note 6 to the consolidated financial statements.

Housing funds

All full-time employees of the Group in mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability with respect to these funds is limited to the contributions payable in each year.

(r)	Share-based payments

The Company operates a share option scheme for the purpose of providing incentives and rewards to employees (including directors) and consultants who contribute to the success of the Group's business and grants warrants for the Company’s shares for the purpose of paying fees to the placement agent who provided the professional services during the Company’s private placement. The employees and consultants (collectedly with placement agent, the “grantees”) of the Group receive remuneration in the form of share-based payments, whereby the grantees render services in exchange for equity instruments (“equity-settled transactions”).

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(r)	Share-based payments (continued)

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

Where an equity-settled award is canceled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the canceled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(s)	Borrowing costs

Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of those assets. The capitalization of such borrowing costs ceases when the asset is substantially ready for its intended use or sale. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurred in connection with the borrowing funds.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(t)	Income taxes

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

•	In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•	Where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

•	In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(u)	Foreign currencies

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

The consolidated financial statements are stated in CNY. The translation of amounts from CNY into US$ is supplementary information and is included solely for the convenience of the readers and has been made at the rate of exchange quoted by www.ofx.com on December 31, 2023 of US$1.00 = CNY7.0786. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2023 or at any other date.

(w)	Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(y)	Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period in which the costs, for which it is intended to compensate, are expensed.

(z)	Service concession arrangement – Discontinued Operations

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(z)	Service concession arrangement - Discontinued Operations (continued)

Operating services

Revenue relating to operating services is accounted for in accordance with the policy for “(aa) Revenue recognition-Revenue from contracts with customers-Operation services of service concession arrangements” below. Costs for operating services are expensed in the period in which they are incurred.

(aa)	Revenue recognition – Discontinued Operations

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(aa)	Revenue recognition – Discontinued Operations (continued)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(aa)	Revenue recognition - Discontinued Operations (continued)

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

(ab)	Contract assets and contract liabilities – Discontinued Operations

Contract assets

If the Group performs by transferring services or goods to a customer before being unconditionally entitled to the consideration under the contract terms, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment according to the policy set out for “(k) Impairment of financial assets” above. They are reclassified to trade receivables when the right to the consideration becomes unconditional.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

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

Estimation uncertainty

Contract asset and intangible asset under IFRIC 12 Service Concession Arrangements – Discontinued Operations

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

The segregation of the consideration for a service concession arrangement between the contract asset component and the intangible asset component, if any, requires the Group to make an estimate of a number of factors, which include, the fair value of the construction services, expected future water treatment volume of the relevant water treatment plant over its service concession period, future guaranteed receipts and unguaranteed receipts, and a discount rate in order to calculate the present value of those cash flows. These estimates, including revenue recognition of the contract asset and intangible asset components are determined by the Group’s management based on their experience and assessment of current and future market conditions. The carrying amounts of the intangible asset (“concession right”) and contract asset at the end of the reporting period are disclosed in Notes 10 and 13, respectively.

Provision for expected credit losses on financial assets at amortized cost and contract assets – Discontinued Operations

The policy for provision for ECLs on contract assets and financial assets at amortized cost including trade receivables, other receivables and amounts due from related parties is based on an ECL model. A considerable amount of estimation is required in assessing the available information which includes past collection history, age of balances, customer type and forecasts of future economic conditions to estimate the ECLs. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of a customers’ actual default in the future. The information about the ECLs on the Group’s contract assets and financial assets at amortized cost is disclosed in Notes 12, 13 and 15.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS

On July 28, 2023, the Company’s board of directors had approved the Sale and Purchase Agreement (“SPA") with Feishang Group. Pursuant to the SPA, the Company agreed to sell 100% equity interest of Precise Space-Time Technology Limited ("PSTT") to Feishang Group, together with PSTT's outstanding payable owed to the Company, for consideration of approximately CNY95,761 comprising: (i) CNY-34,197, the fair value of 100% equity interest of PSTT as determined by the independent valuation report dated July 28, 2023. (ii) CNY129,958, the book value of PSTT's outstanding payable owed to the Company (referred as Disposal of PSTT). PSTT operated the wastewater treatment segment. After the disposal, the Company will not operate any wastewater treatment business and will continue operating its exploration and mining business.

The disposal of PST Technology was accounted for as an equity transaction of entities under common control. The consideration received by the Company for the disposal has been accounted for as a deemed contribution from the controlling shareholder in the consolidated statement of changes in equity. The assets and liabilities of the wastewater treatment transferred to Mr. Li Feilie were accounted for as a deemed distribution to the controlling shareholder on the closing date of the transaction.

The results of PSTT for the years/period are presented below.

	2021	2022	For the period from January 1, 2023 to July 28, 2023
	CNY	CNY	CNY
Revenue	18,735	20,306	12,748
Cost of sales	(18,494)	(14,485)	(5,872)
Gross profit	241	5,821	6,876
Selling and distribution expenses	(922)	(700)	(442)
Administrative expenses	(11,793)	(11,501)	(5,699)
Other (losses)/income	(782)	205	142
Impairment (losses)/reversal on financial assets	(3,330)	1,073	(9,931)
Finance costs	(4,193)	(3,586)	(1,906)
Finance income	16,922	15,594	8,785

(LOSS)/PROFIT BEFORE INCOME TAX	(3,857)	6,906	(2,175)

Income tax expense	(7,230)	(5,864)	(1,931)

(LOSS)/PROFIT FOR THE YEAR/PERIOD FROM THE DISCONTINUED OPERATIONS	(11,087)	1,042	(4,106)
Attributable to:
Owners of the company	(4,268)	(1,285)	(5,504)
Non-controlling interests	(6,819)	2,327	1,398

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS (CONTINUED)

The major classes of assets and liabilities of PSTT as at December 31, 2022 and July 31, 2023 are as follows:

	December 31, 2022	July 28, 2023
	CNY	CNY
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	367	282
Intangible assets	19,381	18,921
Right-of-use Assets	1,980	1,621
Trade receivables	10,520	4,714
Contract assets	89,713	88,423

TOTAL NON-CURRENT ASSETS	121,961	113,961

CURRENT ASSETS
Inventories	729	911
Trade receivables - current	46,760	56,277
Bills receivable	8,500	—
Contract assets - current	21,647	17,842
Prepayments	1,723	902
Other receivable	84,865	82,857
Other current assets	3,160	3,160
Cash and cash equivalents	25,655	37,460

TOTAL CURRENT ASSETS	193,039	199,409

TOTAL ASSETS	315,000	313,370

LIABILITIES
CURRENT LIABILITIES
Trade payables	20,225	21,522
Contract Liability	690	690
Other payables and accruals	141,136	143,067
Income tax payable	10,732	11,673
Interest-bearing loans and borrowings - current	3,000	3,500
Lease liabilities - current	645	584
Due to related companies	444	496

TOTAL CURRENT LIABILITIES	176,872	181,532

NON-CURRENT LIABILITIES
Deferred tax liabilities	5,276	5,266
Lease liabilities - non current	1,248	1,073
Interest-bearing loans and borrowings	71,000	69,000

TOTAL NON-CURRENT LIABILITIES	77,524	75,339

TOTAL LIABILITIES	254,396	256,871

NET ASSETS	60,604	56,499

Equity attributable to owners of the Company	(49,076)	(54,579)
Non-controlling interests	109,680	111,078

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS (CONTINUED)

The net cash flows incurred by PSTT are as follows:

	2021	2022	For the period from January 1, 2023 to July 28, 2023
	CNY	CNY	CNY
Operating activities	(11,166)	(2,255)	15,162
Investing activities	8,835	(13)	(12)
Financing activities	(11,936)	(11,930)	(3,378)
Net foreign exchange difference	(9)	—	33
Net (decrease) /increase in cash and cash equivalents	(14,276)	(14,198)	11,805

Loss per share
– Basic, from the discontinued operations	(0.52)	(0.15)	(0.67)
– Diluted, from the discontinued operations	(0.52)	(0.15)	(0.67)

The calculations of basic and diluted earnings per share from discontinued operations are based on:

	2021	2022	For the period from January 1, 2023 to July 28, 2023
	CNY	CNY	CNY
Loss for the year attributable to owners of the Company from discontinued operations	(4,268)	(1,285)	(5,504)
Weighted average number of ordinary shares in issue during the year / period used in the basic and diluted earnings per share calculation (note 8)	8,144,050	8,189,617	8,222,658

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

4.	SEGMENT INFORMATION

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

Prior to July 31, 2023, the Group’s two reportable operating segments are summarized below:

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

After the disposal of PSTT in July 2023, the Group only operates in one operating segment: exploration and mining. Segment performance is evaluated based on reportable segment profit / (loss), which is a measure of adjusted profit / (loss) before tax from continuing operations. The segment analysis below is provided for the Group's continuing operations and does not include any amount from a discontinued operation, namely the wastewater treatment (see Note 3 for information on discontinued operations).

As of and for the year ended December 31, 2023, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
Depreciation and amortization	(4)	(692)	(696)
Interest income	1	4	5
Finance costs	(1)	(47)	(48)
Fair value gain on financial instruments, net	—	847	847
Profit/(loss) before income tax	1,263	(9,600)	(8,337)
Other income*	3,742 *	—	3,742
Profit/(loss) for the year from continuing operations	1,263	(9,600)	(8,337)
Total assets	252,133	1,674	253,807
Total liabilities	159,285	18,527	177,812

*In 2023, the Company received RMB3,742 from government of Dengkou County, Inner Mongolia Autonomous Region as reimbursement payments for discontinuing the exploration and development activities in certain nature reserve areas. The amount is recognized in other income as the expenditure on the exploration and development have been fully expensed before 2023.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

4.	SEGMENT INFORMATION (CONTINUED)

As of and for the year ended December 31, 2023, the segment results were as follows (continued):

	US$
	Exploration and mining	Corporate activities	Total
Depreciation and amortization	—	(99)	(99)
Interest income	—	1	1
Finance costs	—	(7)	(7)
Fair value gain on financial instruments, net	—	120	120
Profit/(loss) before income tax	178	(1,355)	(1,177)
Other income	529	—	529
Profit/(loss) for the year from continuing operations	178	(1,355)	(1,177)
Total assets	35,619	236	35,855
Total liabilities	22,502	2,616	25,118

As of and for the year ended December 31, 2022, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
Depreciation and amortization	(28)	(701)	(729)
Interest income	—	13	13
Finance costs	(1)	192	191
Fair value gain on financial instruments, net	—	1,007	1,007
Loss before income tax	(39)	(23,299)	(23,338)
Other income	698	1	699
Loss for the year from continuing operations	(39)	(23,299)	(23,338)
Total assets	36,015	213,891	249,906
Total liabilities	38,306	59,296	97,602

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

4.	SEGMENT INFORMATION (CONTINUED)

As of and for the year ended December 31, 2021, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
Depreciation and amortization	(64)	(717)	(781)
Interest income	1	12	13
Finance costs	(1)	(165)	(166)
Fair value loss on financial instruments, net	—	(38,349)	(38,349)
Loss before income tax	(161)	(48,818)	(48,979)
Other income/(losses)	600	(1)	599
Income tax benefit	—	5,095	5,095
Loss for the year from continuing operations	(161)	(43,723)	(43,884)
Total assets	39,018	179,024	218,042
Total liabilities	41,251	60,417	101,668

The reconciliation of segment assets to total assets is as follows:

	2022	2023	2023
	CNY	CNY	US$
Segment assets	249,906	253,807	35,855
Assets of segment – Wastewater treatment	315,000	—	—
Net off	(244,915)	—	—
Total assets	319,991	253,807	35,855

The reconciliation of segment liabilities to total liabilities is as follows:

	2022	2023	2023
	CNY	CNY	US$
Segment liabilities	97,602	177,812	25,118
Liabilities of segment - Wastewater treatment	254,396	—	—
Net off	(209,456)	—	—
Total liabilities	142,542	177,812	25,118

The reconciliation from loss for the year from continuing operations to net loss is as follows:

	2021	2022	2023	2023
	CNY	CNY	CNY	US$
Loss for the year from continuing operations	(43,884)	(23,338)	(8,337)	(1,177)
Loss for the year from discontinued operations	(11,087)	1,042	(4,106)	(580)
Net loss (including non-controlling interests)	(54,971)	(22,296)	(12,443)	(1,757)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

4.	SEGMENT INFORMATION (CONTINUED)

Geographical information

(a)	Non-current assets

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Mainland China	122,023	162	23
Hong Kong	1,012	247,767	35,002

Total	123,035	247,929	35,025

The non-current assets information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

5.	LOSS BEFORE INCOME TAX

The Group’s loss before tax from continuing operations is arrived at after (crediting)/charging:

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

Crediting:
Finance income	(13)	(13)	(5)	(1)

Depreciation
- Property, plant and equipment (Note 9)	62	29	5	1
- Right-of-use assets (Note 11)	719	700	691	98
Expense relating to short-term leases (Note 11)	601	353	194	28
Fair value (gain)/loss on financial instruments:
- Financial assets at fair value through profit or loss	45,816	—	—	—
- Derivative financial liabilities	(7,467)	(1,007)	(847)	(120)
Expenses related to share-based payment	—	—	3,074	435
Consultants share option expense	—	16,152	—	—
Issuance expense related to placement	1,579	—	—	—
Other income	(599)	(699)	(3,742)	(529)
Finance costs	166	(191)	48	7

Employee benefit expenses** (Note 6)	1,517	1,171	1,192	168

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

5.	LOSS BEFORE INCOME TAX (CONTINUED)

The Group’s loss before tax from discontinuing operations is arrived at after (crediting)/charging:

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

Crediting:
Finance income	(16,922)	(15,594)	(8,785)	(1,241)

Charging:
Cost of sales
- Sales of water treatment equipment	—	94	—	—
- Construction service	12,876	8,580	2,435	345
- Operation and maintenance services	162	—	307	43
- Operation services related to service concession arrangement	5,067	5,811	3,130	442
- Construction services related to service concession arrangement	389	—	—	—
Cost of sales	18,494	14,485	5,872	830

Depreciation
- Property, plant and equipment (Note 9)	448	275	95	14
- Right-of-use assets (Note 11)	647	713	359	50
Amortization of intangible assets* (Note 10)	884	813	460	65
Expense relating to short-term leases (Note 11)	—	137	129	18
Impairment losses/(reversal) on financial assets:
- Trade receivables	3,840	(3,989)	383	54
- Contract assets	357	171	3,545	501
- Other receivables	239	2,745	6,003	848
- Amounts due from related companies	(1,106)	—	—	—
Other losses / (income)	782	(205)	142	20
Finance costs	4,193	3,586	1,906	270

Employee benefit expenses**	9,979	9,416	4,960	701

*	The amortization of intangible assets allocated to cost of sales amounted to CNY730, CNY730 and CNY425 (US$60) and administrative expenses amounted to CNY154, CNY83 and CNY35 (US$5) on the consolidated statements of profit or loss for the years ended December 31, 2021, 2022 and 2023.

**	The employee benefit expenses allocated to cost of sales amounted to CNY2,772, CNY1,418 and CNY870 (US$123), selling and distribution expenses amounted to CNY159, CNY111, CNY70 (US$10) and administrative expenses amounted to CNY8,565, CNY9,058 and CNY5,212 (US$736) on the consolidated statements of profit or loss for the years ended December 31, 2021, 2022 and 2023.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

6.	EMPLOYEE BENEFITS

The Group’s employee benefits from continuing operation comprise the following:

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

Wages, salaries and allowances	1,269	1,042	1,073	151
Housing funds (a)	113	16	12	2
Contribution to pension plans (a)	102	67	70	10
Welfare and other expenses	33	46	37	5

Total employee benefits	1,517	1,171	1,192	168

(a)	According to the Mainland China state regulations, the employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute a certain percentage of their payroll costs for those qualified urban employees to the central pension scheme as well as to housing funds.

Employee benefit expenses include remuneration payables to Directors and senior management as set out in Note 25(d).

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

7.	INCOME TAX EXPENSE

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company’s Hong Kong subsidiaries have both Hong Kong–sourced and non-Hong Kong–sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong–sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2021, 2022 and 2023. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”), the Company’s PRC subsidiaries are generally subject to PRC corporate income tax at the statutory rate of 25% on their respective estimated assessable profits for the years ended December 31, 2021, 2022 and 2023.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

The current and deferred components of income tax benefit are as follows:

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

Current income tax expense	—	—	—	—
Deferred income tax benefit	(5,095)	—	—	—
Total tax credit for the year from continuing operations	(5,095)	—	—	—
Total tax charge for the year from a discontinued operation	7,230	5,864	1,931	272
Total	2,135	5,864	1,931	272

(Loss)/profit before income tax from continuing and discontinued operations consists of the following:

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

PRC	(4,669)	6,406	(1,718)	(243)
BVI	(48,106)	(22,776)	(8,738)	(1,233)
Hong Kong	(61)	(62)	(56)	(8)

Total loss before income tax for the year	(52,836)	(16,432)	(10,512)	(1,484)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

7.	INCOME TAX EXPENSE (CONTINUED)

A reconciliation of the income taxes from continuing and discontinued operations computed at the PRC statutory tax rate of 25% to the actual income tax expense is as follows:

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

Loss before income tax for the year from continuing operations	(48,979)	(23,338)	(8,337)	(1,177)
(Loss)/profit before income tax for the year from a discontinued operation	(3,857)	6,906	(2,175)	(307)
Total	(52,836)	(16,432)	(10,512)	(1,484)
Tax at the statutory tax rate	25%	25%	25%	25%
Computed income tax benefit	(13,209)	(4,108)	(2,628)	(371)
Effect of different tax rates of the Company and certain subsidiaries	6,937	5,699	2,190	309
Tax losses with no deferred tax assets recognized	1,770	420	290	41
Non-deductible expenses	122	983	617	87
Statutory income	—	(201)	—	—
Deductible temporary differences with no deferred tax assets recognized	—	971	2,430	343
Utilization of previously unrecognized deductible temporary differences and tax losses	(150)	(1,774)	(2,021)	(286)
Write-off of unrecoverable deferred tax assets previously recognized	2,987	2,272	—	—
Preferential tax rate	2,215	14	95	13
Others	1,463	1,588	958	136

Total tax credit for the year from continuing operations	(5,095)	—	—	—
Total tax charge for the year from a discontinued operation	7,230	5,864	1,931	272
Income tax benefit	2,135	5,864	1,931	272

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

8.	LOSS PER SHARE

Basic loss per share is calculated by dividing the loss for the period attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated by dividing the loss attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all outstanding dilutive securities into common shares.

Basic and diluted net loss per share for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

Loss for the year attributable to owners of the Company
From continuing operations	(43,884)	(23,338)	(8,337)	(1,177)
From discontinued operations	(4,268)	(1,285)	(5,504)	(777)

Weighted average number of ordinary shares for basic and diluted earnings per share*	8,144,050	8,189,617	8,222,658	8,222,658

Loss per share:
Basic and diluted
For loss from continuing operations	(5.39)	(2.85)	(1.01)	(0.15)
For loss from discontinued operations	(0.52)	(0.15)	(0.67)	(0.09)
Loss per share	(5.91)	(3.00)	(1.68)	(0.24)

*	The basic and diluted loss per ordinary share has been adjusted retrospectively for the Share Combination which became effective on April 3, 2023. Refer to Note 24 for further details.

For the years ended December 31, 2021，2022 and 2023, the effects of the outstanding warrants and share options were anti-dilutive and excluded from the computation of diluted loss per share. Accordingly, the diluted loss per share amounts are the same as the basic loss per share amounts for the periods presented.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

9.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery and equipment	Motor vehicle	Office and other equipment	Total
	CNY	CNY	CNY	CNY	CNY
Cost
As of January 1, 2022	46	1,177	2,486	728	4,437
Additions	—	8	—	9	17
Disposal	—	—	(16)	(93)	(109)
As of December 31, 2022	46	1,185	2,470	644	4,345

Accumulated depreciation
As of January 1, 2022	(12)	(1,122)	(2,014)	(574)	(3,722)
Depreciation charge	(3)	(22)	(259)	(20)	(304)
Disposal	—	—	15	90	105
	(15)	(1,144)	(2,258)	(504)	(3,921)
Net book value
As of January 1, 2022	34	55	472	154	715
As of December 31, 2022	31	41	212	140	424

Cost
As of January 1, 2023	46	1,185	2,470	644	4,345
Additions	—	11	—	—	11
Disposal of PSTT	—	(100)	(1,869)	(738)	(2,707)
As of December 31, 2023	46	1,096	601	(94)	1,649

Accumulated depreciation
As of January 1, 2023	(15)	(1,144)	(2,258)	(504)	(3,921)
Depreciation charge	(3)	(30)	(60)	(7)	(100)
Disposal of PSTT	—	91	1,735	599	2,425
	(18)	(1,083)	(583)	88	(1,596)
Net book value
As of December 31, 2023	28	13	18	(6)	53
As of December 31, 2023 (US$)	4	2	2	(1)	7

There was no impairment loss on property, plant and equipment for the years ended December 31, 2021, 2022 and 2023.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

10.	INTANGIBLE ASSETS

	Patent	Concession right	Software	Total
	CNY	CNY	CNY	CNY

Cost
As of January 1, 2022	22,878	20,430	274	43,582
Additions	—	—	5	5
As of December 31, 2022	22,878	20,430	279	43,587

Accumulated amortization and impairment
As of January 1, 2022	(22,493)	(730)	(170)	(23,393)
Amortization charge	(36)	(730)	(47)	(813)
As of December 31, 2022	(22,529)	(1,460)	(217)	(24,206)

Net carrying amount
As of December 31, 2022	349	18,970	62	19,381
As of December 31, 2022 (US$)	51	2,750	9	2,810

Cost
As of January 1, 2023	22,878	20,430	279	43,587
Additions	—	—	—	—
Disposal of PSTT	(22,878)	(20,430)	(279)	(43,587)
As of December 31, 2023	—	—	—	—

Accumulated amortization and impairment
As of January 1, 2023	(22,529)	(1,460)	(217)	(24,206)
Amortization charge	(18)	(425)	(17)	(460)
Disposal of PSTT	22,547	1,885	234	24,666
As of December 31, 2023	—	—	—	—

Net carrying amount
As of December 31, 2023	—	—	—	—
As of December 31, 2023 (US$)	—	—	—	—

There was no impairment loss on intangible assets for the years ended December 31, 2021, 2022 and 2023.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

11.	LEASES

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the years indicated are as follows:

	Motor vehicles	Offices and warehouses	Total
	CNY	CNY	CNY

As of January 1, 2022	245	2,106	2,351
Addition	361	1,648	2,009
Depreciation charge	(181)	(1,232)	(1,413)
Foreign currency translation difference	—	46	46

As of December 31, 2022	425	2,568	2,993

As of January 1, 2023	425	2,568	2,993
Addition	—	—	—
Depreciation charge	(100)	(950)	(1,050)
Foreign currency translation difference	—	24	24
Disposal of PSTT	(325)	(1,296)	(1,621)

As of December 31, 2023	—	346	346
As of December 31, 2023 (US$)	—	49	49

There was no impairment loss on right-of-use assets for the years ended December 31, 2021, 2022 and 2023.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

11.	LEASES (CONTINUED)

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the years are as follows:

	Motor vehicles	Offices and warehouses	Total
	CNY	CNY	CNY

As of January 1, 2022	155	2,034	2,189
Addition	265	1,516	1,781
Accretion of interest recognized during the year	14	119	133
Payments	(112)	(1,141)	(1,253)
Foreign currency translation difference	—	65	65

As of December 31, 2022	322	2,593	2,915
Analyzed into:
Current portion	48	1,269	1,317
Non-current portion	274	1,324	1,598

	Motor vehicles	Offices and warehouses	Total
	CNY	CNY	CNY

As of January 1, 2023	322	2,593	2,915
Addition	—	—	—
Accretion of interest recognized during the year	13	86	99
Payments	(60)	(964)	(1,024)
Foreign currency translation difference	—	27	27
Disposal of PSTT	(275)	(1,382)	(1,657)

As of December 31, 2023	—	360	360
Analyzed into:
Current portion	—	360	360
Non-current portion	—	—	—

As of December 31, 2023 (US$)	—	51	51
Current portion (US$)	—	51	51
Non-current portion (US$)	—	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

11.	LEASES (CONTINUED)

(c)	Lease-related expenses

The amounts recognized in profit or loss in relation to leases are, as follows:

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

Depreciation expense of right-of-use assets	1,366	1,413	1,050	148
Interest on lease liabilities	150	133	99	14
Expense relating to short-term leases	601	490	323	46

Total amounts recognized in profit or loss	2,117	2,036	1,472	208

(d)	The total cash outflow for leases is disclosed in Note 28(c) to the financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

12.	TRADE RECEIVABLES

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Non-current
Trade receivables from construction contracts	13,128	—	—
Less: Impairment allowance	(2,608)	—	—
Total of Non-current trade receivables	10,520	—	—

Current
Trade receivables from service concession agreement	22,927	—	—
Trade receivables from construction contracts	34,850	—	—
Less: Impairment allowance	(11,017)	—	—
Total of current trade receivables	46,760	—	—

Total	57,280	—	—

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

An aging analysis of the trade receivables as of the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Within 1 year	18,401	—	—
Between 1-2 years	13,896	—	—
Between 2-3 years	4,518	—	—
Over 3 years	20,465	—	—

Total	57,280	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

12.	TRADE RECEIVABLES (CONTINUED)

The movement in the loss allowance for trade receivables during the years indicated are as follows:

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Beginning of the year	17,614	13,625	1,925
(Reversal)/provision for expected credit losses, net	(3,989)	383	54
Disposal of PSTT	—	(14,008)	(1,979)

End of the year	13,625	—	—

A decrease in the loss allowance of CNY139 (US$20) (2022: increase CNY3,992) was the result of a net decrease (2022: a net increase) in the gross carrying amount after the settlement of trade receivables of construction contracts and origination of new trade receivables of construction contracts.

The Group elected to apply the simplified approach for providing impairment for ECLs prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure the ECLs, trade receivables were grouped based on the shared credit risk characteristics and the days past due. The ECLs below also incorporate forward-looking information. The impairment as of December 31, 2022 was determined as follows:

	Past due
	Current	Within 1 year	1-2 years	2-3 years	Over 3 years		Total
As of December 31, 2021:
Expected credit loss rate:	—	6%	26%	13%	48%		26%
Gross carrying amount (CNY)	3,670	16,311	6,865	14,712	27,083		68,641
Impairment allowances (CNY)	—	955	1,759	1,916 (i)	12,984	(ii)	17,614

As of December 31, 2022:
Expected credit loss rate:	—	0%	9%	29%	34%		19%
Gross carrying amount (CNY)	—	18,406	15,195	6,399	30,905		70,905
Impairment allowances (CNY)	—	5	1,299	1,881	10,440	(ii)	13,625

(i)	The impairment allowances included CNY221 as of December 31, 2021, for specific trade receivables which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts in full.

(ii)	The impairment allowances included an amount of CNY4,600 and nil as of December 31, 2022 for specific trade receivables which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts in full.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

13.	CONTRACT ASSETS

		December 31,
		2022	2023	2023
		CNY	CNY	US$

Non-current
Service concession assets	(a)	89,740	—	—
Less: impairment allowance		(27)	—	—
		89,713	—	—

Current
Service concession assets	(a)	7,423	—	—
Other contract assets	(b)	14,930	—	—
Less: impairment allowance		(706)	—	—
		21,647	—	—

Total		111,360	—	—

(a)	Service concession assets bearing an imputed interest of 7% arose from the Group's revenue from construction service under a BOT arrangement rendered by the Group's subsidiary, Shaoguan Angrui. The facilities that the service concession arrangement relate to were under construction phases from June 2018 to January 2021 and commenced operation in January 2021.

The amounts for the service concession arrangement are not yet due for payment and will be settled by revenue to be generated during the operating periods of the service concession arrangement. Amounts billed will be transferred to trade receivables.

As of December 31, 2022, the Group’s concession rights and assets associated with the environmental water projects (comprising intangible asset, contract assets and trade receivables) with aggregate gross carrying amounts of CNY139,060, were pledged to secure bank loans from Bank of Communications with outstanding balances of CNY74,000. Please refer to Note 20 for further details.

(b)	The balances as of December 31, 2022 comprised contract assets arising from performance under a water treatment plant construction service contract. Such contracts include payment schedules that require progress payments over the service periods when milestones are reached.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

13.	CONTRACT ASSETS (CONTINUED)

The movements in the provision for impairment of contract assets are as follows:

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Beginning of the year	562	733	104
Provision for expected credit losses, net	171	3,545	501
Disposal of PSTT	—	(4,278)	(605)

End of the year	733	—	—

An impairment analysis is performed at each reporting date using the probability-of-default approach to measure ECL. The probability of default rates are estimated based on comparable entities with published credit ratings. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forward-looking credit risk information. As of December 31, 2022, the assumed default rate ranged from 0.03% to 43.51%, respectively. The contract assets as part of the wastewater treatment business were disposed together by the Company on July 28, 2023 (Note 3), with an assumed default rate ranging from 0.03% to 76.67%.

14.	OTHER NON-CURRENT ASSETS

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Zimbabwe lithium deposits (i)	—	247,420	34,953
Others	4	110	16

Total	4	247,530	34,969

(i) Please refer to Note 25 (b) for more details.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

15.	OTHER RECEIVABLES

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Financial assets
Loans to an unrelated company (i)	83,600	—	—
Deposits	790	3	—
Others	1,000	—	—
Financials asset	85,390	3	—

Staff advance	237	12	3
Others	90	3	—
Total amount	327	15	3

Impairment allowance	(2,984)	—	—

Total	82,733	18	3

(i)	The balance as of December 31, 2022 consisted of a loan in the amount of CNY80,000 (US$11,599) and the corresponding interest receivable amounted to CNY 3,600 (US$521) from Shenzhen Qianhai, a subsidiary of the Company, to an unrelated company, Shenzhen Chaopeng Investment Co., Ltd. The loan was originally provided on June 30, 2021, and will mature in one year. On June 30, 2022, the loan was extended for another year to June 30, 2023. The loan is interest-bearing at a rate of 9% per annum and guaranteed by Shenzhen Feishang Investment Co., Limited, a company unrelated to the Group. During year 2023, the loan was derecognized as it was part of the wastewater treatment segment which was disposed by the Company (Note 3).

The movements in the loss allowance for other receivables during the years indicated are as follows:

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Beginning of the year	239	2,984	423
Provision for expected credit losses, net	2,745	6,003	848
Disposal of PSTT	—	(8,987)	(1,271)

End of the year	2,984	—	—

For the financial assets included above, an impairment analysis is performed at each reporting date using the probability-of-default approach to measure ECL. The probability of default rates are estimated based on comparable companies with published credit ratings. The calculation reflects the probability weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions, and forward-looking credit risk information. As of December 31, 2023, the probability of default applied was nil, and the loss given default was nil. The loans to a unrelated company included in other receivables as part of the wastewater treatment business were disposed together by the Company on July 28, 2023 (Note 3), with the probability of default applied was 14.97% (5.51% as of December 31, 2022), and the loss given default was 64.90% (62.26% as of December 31, 2022).

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

16.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are set out below as of December 31, 2022 and 2023:

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Cash and cash equivalents
- Cash on hand	71	2	—
- Cash at bank	31,154	4,751	671
- Short-term deposits	470	—	—

Total Cash and cash equivalent	31,695	4,753	671

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,
	2022	2023	2023
	CNY	CNY	US$

CNY	24,709	3,673	518
US$	6,255	762	108
HK$	731	318	45

	31,695	4,753	671

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

17.	TRADE PAYABLES

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Trade payables	20,326	100	14

The aging analysis of trade payables as of December 31, 2022 and 2023 is as follows:

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Within 1 year	4,139	—	—
Between 1 and 2 years	5,438	—	—
Over 2 years	10,749	100	14

Total	20,326	100	14

Trade payables are mainly due to subcontractors of construction services and the vendors of labor service.

18.	OTHER PAYABLES AND ACCRUALS

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Financial liabilities
Accrued expenses	6,444	7,748	1,095
Deposits from customers	305	116	16
	6,749	7,864	1,111

Accrued payroll	3,108	156	21
Penalties related to income tax	4,611	—	—
Taxes other than income tax payable (a)	1,885	2	—
Transaction deposit of mining right acquisition (Note 25 (b))	—	74,322	10,500
Others	371	266	37
	9,975	74,746	10,558

Total	16,724	82,610	11,669

(a)	Taxes other than income taxes payable mainly comprise accruals for output value-added tax, city construction tax and education surcharge.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

19.	PROVISIONS

In June 2022, the wastewater treatment infrastructure of the service concession arrangement operated by the Company’s subsidiary, Shaoguan Angrui was partially destroyed due to flooding. Shaoguan Angrui has committed to repair the infrastructure to restore the original production capacity of the infrastructure in 2023. A provision amounted to CNY494 has been recognized for the expected expenditures associated with the repair in year 2022 and was utilized in year 2023.

20.	INTEREST-BEARING LOANS AND BORROWINGS

			December 31,
			2022	2023	2023
			CNY	CNY	US$
	Interest rate	Maturity

Non-current interest-bearing loans
Bank loan-secured and guaranteed	5.05%	2023 to 2038	71,000	—	—

Current interest-bearing loans
Bank loan-secured and guaranteed	5.05%	2022 to 2023	3,000	—	—

Total			74,000	—	—

The bank loan is due to the Bank of Communications and denominated in CNY.

As of December 31, 2022, the loan is secured by collection right (including intangible assets, trade receivables and contract assets) in connection with the Group's service concession arrangement (Note 10, 12 and 13) and 80% equity interest of the Company's subsidiary, Shaoguan Angrui. The loan is also guaranteed by Shanghai Onway, the Company's subsidiary, and Feishang Enterprise Group Co., Ltd. (“Feishang Enterprise”), a related company of the Group. The loan was derecognized as it was part of the wastewater treatment business disposed by the Company in year 2023 (Note 3).

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

21.	FINANCIAL INSTRUMENTS

(a)	Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as of December 31, 2022 and 2023:

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Debt instruments at amortized cost:
Trade receivables: current	46,760	—	—
Trade receivables: non-current	10,520	—	—
Financial assets included in other receivables	82,406	3	—
Financial assets at fair value through other comprehensive income:
Bills receivable	8,500	—	—

Total	148,186	3	—

Total current	137,666	3	—
Total non-current	10,520	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

21.	FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Financial liabilities

Set out below is an overview of financial liabilities of the Group as of December 31, 2022 and 2023：

	December 31,	December 31,	December 31,
	2022	2023	2023
	CNY	CNY	US$

Derivatives not designated as hedging instruments:
Derivative financial liabilities (i)	824	—	—
Financial liabilities at amortized cost:
Trade payables	20,326	100	14
Financial liabilities in other payables and accruals	6,749	7,864	1,111
Lease liabilities	2,915	360	51
Due to related companies	3,408	9,069	1,281
Due to the Shareholder	7,153	85,673	12,103
Interest-bearing loans and borrowings	74,000	—	—

Total	115,375	103,066	14,560

Total current	42,777	103,066	14,560
Total non-current	72,598	—	—

(i)

This represents certain warrants issued to institutional investors on January 20, 2021, which was recognized as derivative financial liabilities (not designated as hedging instruments) with a fair value of CNY9,246 (US$1,427)* on the issue date as the investors have the right to exercise their warrants on a cashless basis. In accordance with IAS 32, a contract settled by a single net payment (generally referred to as net cash-settled or net equity-settled as the case may be) is a financial liability and not an equity instrument. The fair value gain of derivative financial liabilities for the years ended December 31, 2021, 2022 and 2023 was CNY7,467 and CNY1,007, CNY847 (US$120), respectively.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

21.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Fair value

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

	December 31,
	2022		2023		2023
	CNY		CNY		US$
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Financial liabilities
Interest-bearing loans and borrowings	74,000	77,636	—	—	—	—

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities as of December 31, 2022:

As of December 31, 2022	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	CNY	CNY	CNY	CNY
Recurring fair value measurement:
Financial assets
Bills receivable	—	8,500	—	8,500
Financial liabilities
Derivative financial liabilities	—	824	—	824

There are no financial assets measured at fair value as of December 31, 2021 and 2023.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

21.	FINANCIAL INSTRUMENTS (CONTINUED)

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

During the years ended 2022 and 2023, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and liabilities.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

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

As of December 31, 2022, “Trade receivables” and “Contract assets” before allowances in the aggregate amounted to CNY182,998, of which CNY120,090 were due from the largest customer and CNY134,930 were due from the five largest customers in the aggregate of the Group. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statements of financial position. Since the counterparty to the BOT arrangement is a local government authority in the PRC, the Group considers credit risk is low as of December 31, 2022. The Group does not hold any collateral over these balances.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

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

Management also makes periodic collective assessments for other receivables and amounts due from related companies as well as individual assessments of the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables and amounts due from related companies in Stage 1 and continuously monitored their credit risk. Management believes that there is no material credit risk inherent in the Group’s outstanding balance of other receivables as of December 31, 2022 and 2023.

The Group does not provide any guarantees that would expose the Group to credit risk. Further quantitative disclosures with respect to the Group’s exposure to credit risk arising from financial assets are set out in Notes 12, 13 and 15 to the financial statements.

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC state-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(b)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits denominated in US$ and HK$ and related exposures are disclosed in Note 16. The Group treasury closely monitors the change of exchange rates on the international foreign currency market and takes these into consideration when investing in foreign currency deposits and borrowing loans.

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

There is no significant exposure to foreign currency risk as of December 31, 2023 and 2022 for the Company.

(c)	Interest rate risk

The fair value interest rate risk of the Group mainly arises from long-term loans at fixed rates (see Note 20). As fluctuation of the comparable interest rate (Loan Prime Rate of PRC market) with similar terms was relatively low, the Directors are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2022 and 2023.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, as well as adequate time deposits, to meet its liquidity requirements in the short and long term.

The Group expects that its existing cash and cash equivalents, shareholder financial support and subsequent equity financing (see Note 24) will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of financial statements. See Note 2.1.1 for details related to going concern basis.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)	Liquidity risk (continued)

December 31, 2023	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	100	—	—	—	100
Financial liabilities in other payables and accruals	—	7,864	—	—	7,864
Due to related companies	—	9,069	—	—	9,069
Due to the shareholder	—	85,673	—	—	85,673
Lease liabilities	—	366	—	—	366

	100	102,972	—	—	103,072

December 31, 2023	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade payables	14	—	—	—	14
Financial liabilities in other payables and accruals	—	1,111	—	—	1,111
Due to related companies	—	1,281	—	—	1,281
Due to the shareholder	—	12,103	—	—	12,103
Lease liabilities	—	52	—	—	52

	14	14,547	—	—	14,561

(f)	Capital management

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debt divided by total capital. Interest-bearing debt mainly includes lease liabilities and interest-bearing loans and borrowings as of December 31, 2022 and mainly includes lease liabilities as of December 31, 2023. Capital includes total equity and interest-bearing debt. The gearing ratio was 30.24% as of December 31, 2022 and 0.47% as of December 31, 2023, respectively.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

23.	DEFERRED TAX ASSETS AND LIABILITIES

(a)	Deferred tax balance

Net deferred tax assets and liabilities recognized in the consolidated statements of financial position are as follows:

	As of
	December 31,
	2022	2023	2023
	CNY	CNY	US$

Deferred tax assets	488	—	—
Offset amount	(488)	—	—
Deferred tax assets after offsetting	—	—	—

Deferred tax liabilities before offsetting	5,764	—	—
Offset amount	(488)	—	—

Deferred tax liabilities after offsetting	5,276	—	—

(b)	Gross movement on the deferred tax account

The gross movement on the deferred income tax accounts is as follows:

	2022	2023	2023
	CNY	CNY	US$

As of January 1	2,478	5,276	744
Charged/(credited) to the consolidated statements of profit or loss during the year	2,798	(10)	(1)
Disposal of PSTT	—	(5,266)	(743)

As of December 31	5,276	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

23.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

(c)	Deferred tax assets

The components of deferred tax assets and their movements during the years indicated, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

	Provision for loss allowance	Significant financing component of the contract with customers	Lease liabilities	Losses available for offsetting against future taxable profits	Total
	CNY	CNY	CNY		CNY

As of January 1, 2022	2,143	540	454	154	3,291
Charged to the consolidated statements of profit or loss during the year	(2,136)	(478)	(35)	(154)	(2,803)
As of December 31, 2022	7	62	419	—	488
As of January 1, 2023	7	62	419	—	488
Charged to the consolidated statements of profit or loss during the year	—	(22)	(57)	—	(79)
Disposal of PSTT	(7)	(40)	(362)	—	(409)
As of December 31, 2023	—	—	—	—	—
As of December 31, 2023 US$	—	—	—	—	—

(d)	Deferred tax liabilities

The components of deferred tax liabilities and their movements during the years indicated, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

	Temporary difference on assets recognized under IFRIC 12	Right-of-use assets	Total
	CNY	CNY	CNY

As of January 1, 2022	5,270	499	5,769
Credited to the consolidated statements of profit or loss during the year	—	(5)	(5)
As of December 31, 2022	5,270	494	5,764
As of January 1, 2023	5,270	494	5,764
Credited to the consolidated statements of profit or loss during the year	—	(89)	(89)
Disposal of PSTT	(5,270)	(405)	(5,675)
As of December 31, 2023	—	—	—
As of December 31, 2023 US$	—	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

23.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

(e)	Deferred tax not recognized

As of December 31, 2022 and 2023, the total amounts of deductible temporary differences and unused tax losses for which no deferred tax assets were recognized with respect to certain deductible temporary differences and accumulated tax losses of the Company’s subsidiaries established in Mainland China and Hong Kong that can be carried forward against future taxable income are as follows

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Deductible temporary differences with no deferred tax assets recognized	21,929	1,200	170
Tax losses with no deferred tax assets recognized	16,073	6,077	859

Total	38,002	7,277	1,029

(f)	Expiration dates of the tax losses

The tax losses in Mainland China can be carried forward for five years to offset future taxable profit. The expiration dates of the unused tax losses of the subsidiaries established in Mainland China for which no deferred tax assets were recognized are summarized as follows:

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Year of expiration
2022	—	—	—
2023	2,318	—	—
2024	1,835	1,745	247
2025	2,476	1,462	207
2026	7,040	1,411	199
2027	2,302	499	70
2028	—	828	117

Total	15,971	5,945	840

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

24.	EQUITY

(a)	Issued capital

	December 31,
	2022	2023	2023
	CNY	CNY	US$

Authorized:
10,000,000 preferred shares, no par value	—	—	—
200,000,000 common shares, no par value	—	—	—

Common shares issued and fully paid:
December 31, 2023: 8,377,897 (December 31, 2022: 40,948,082*) common shares, no par value	450,782	450,782	63,682

	Number of shares	Share capital
		CNY	US$

As of January 1, 2022，December 31, 2022 and January 1, 2023	40,948,082	450,782	63,682

Effect of Five-to-One Share Combination*	(32,750,185)	—	—

Equity-settled share-based payments	180,000	—	—

As of December 31, 2023	8,377,897	450,782	63,682

*	The numbers of common shares above are before giving effect to the Share Combination which became effective on April 3, 2023. On April 3, 2023, the Company effected a share combination in which all of the Company's issued and outstanding ordinary shares were combined on a 5-to-1 basis. The basic and diluted earnings/(loss) per ordinary share has been retrospectively adjusted to reflect the impact of the share combination. All outstanding options, warrants and other rights to purchase the Company's common shares were adjusted proportionately as a result of the share combination.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

24.	EQUITY(CONTINUED)

(b)	Other capital reserves

	Other capital reserves
	CNY	US$

As of January 1, 2022	719,110	101,589

Equity inventive share-based payment (Note 26)	16,209	2,290

As of December 31, 2022	735,319	103,879

As of January 1, 2023	735,319	103,879

Deemed distribution from the controlling shareholder (Note 3)	20,382	2,880

Equity-settled share-based payments	3,074	435

As of December 31, 2023	758,775	107,194

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

25.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions and balances with related companies:

(a)	Commercial transactions with related companies

		Year Ended December 31,
		2021	2022	2023	2023
		CNY	CNY	CNY	US$

Interest income received from Feishang Enterprise(a)	(i)	3,396	—	—	—

CHNR’s share of office rental, rates and others to Anka Consultants Limited (“Anka”)(b)	(ii)	1,343	1,175	445	63
Feishang Management's share of office rental to Feishang Enterprise(a)	(iii)	166	166	166	23
Shenzhen New PST’s share of office rental to Feishang Enterprise(a)	(iv)	90	90	53	7

(i)	The Company's subsidiary, Shanghai Onway, entered into a series of contracts to provide a loan amounting to CNY80,000 at an interest rate of 9% per annum to Feishang Enterprise from March 2, 2018 to June 30, 2021.

(ii)	The Company signed a contract with Anka to lease 184 square meters of office premises for two years from July 2018 to June 30, 2020, and extended it to June 30, 2024. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.

(iii)	On January 1, 2018, Feishang Management signed an office-sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2023, which will expire on September 30, 2024.

(iv)	Shenzhen New PST signed a contract with Feishang Enterprise to lease 96 meters of office premises for 12-month period from March 14, 2022 to March 13, 2023 and renewed the contract with same terms for another 12-month period from March 14, 2023 to March 13, 2024. Due to the disposal of PSTT, the transaction amount in 2023 contains 7 months rentals.

(a)	Feishang Enterprise is controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(b)	Anka is jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

25.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)	Other transactions with related parties

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

According to the SPA, the Company issued a US$24,500 promissory note (Promissory Note No. 1) and a US$10,500 promissory note to Feishang Group and Top Pacific (China) Limited respectively on April 14, 2023 to proceed with the acquisition. The Company recognized a liability due to shareholders amounted to US$24,500 and other payable amounted to US$10,500 respectively for the present obligations of these two promissory notes with corresponding non-current assets amounted to US$35,000.

On August 3, 2023, the Company entered into a set-off letter with Feishang Group, pursuant to the letter, the consideration of CNY95,761 liable to be paid by Feishang Group pursuant to the SPA for the disposal of the water treatment segment (Note 3) shall be set off against Promissory Note No. 1 using the exchange rate CNY1.00 = US$0.1400 such that a sum of US$13,407 shall be deducted from the Principal Amount as defined in Promissory Note No. 1. According to the letter, the Company derecognized the receivables from Feishang Group amounted to CNY95,761 and a liability due to shareholders amounted to CNY95,761.

(c)	Balances with related companies

The Group’s balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

		December 31,
		2022	2023	2023
		CNY	CNY	US$

Current:
Payable to related companies:
Feishang Enterprise(a)	(i)	495	6,078	858
Anka Capital Ltd. (“Anka Capital”)(b)	(iii)	2,913	2,991	423
		3,408	9,069	1,281

Payable to the Shareholder:
Feishang Group Ltd.(a)	(ii)	7,153	7,153	1,010
Feishang Group Ltd.(a)		—	78,520	11,093
		7,153	85,673	12,103

Lease liabilities to related parties:
Anka(b)		1,022	360	51
		1,022	360	51

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

25.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)	Balances with related companies (continued)

(i)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iii)	The payable to Anka Capital represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(a)	Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(b)	Anka Capital and Anka are each jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

25.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(d)	Compensation of key management personnel of the Group

	Year Ended December 31,
	2022	2023	2023
	CNY	CNY	US$
Wages, salaries and allowances	1,171	1,014	143
Housing funds	16	16	2
Contribution to pension plans	65	64	9

	1,252	1,094	154

The amounts disclosed in the table are the amounts recognized as expenses during the respective period related to key management personnel.

26.	SHARE-BASED PAYMENTS

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

26.	SHARE-BASED PAYMENT (CONTINUED)

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

Share-based payment

On June 26, 2023, the Board of Directors of the Company approved to grant share-based payment of 180,000 common shares for consultant’s service between June 26 to December 25, 2023. As the Group cannot measure reliably the fair value of the service received, it is based on the fair value of the common shares granted measured over the period the services is received. The Group recognized administrative expenses associated with the consultant service reward with a corresponding increase in equity using the average fair value of the common shares over the service period. The 180.000 common shares were vested and issued in 2023.

(a)	Expense arising from share-based payment transactions

The expense recognized during the year for above share-based payments is shown in the following table:

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

Issuance expense related to agent warrants	447	—	—	—
Consultants share option expense (Note 5)	—	16,152	—	—
Consultants share-based payment expense (Note 5)	—	—	3,074	435

Total	447	16,152	3,074	435

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

26.	SHARE-BASED PAYMENT (CONTINUED)

(b)	Movements during the year

The following table illustrates the number of, and movements in, agent warrants during the year:

	Number of shares	Exercise price per share
		US$

Outstanding at January, 2021	—	—
Granted during the year	396,000	2.35
Outstanding as of December 31, 2021	396,000	2.35
Outstanding as of December 31, 2022	396,000	0.623	*
Effect of Five-to-One Share Combination (Note 24)	(316,800)	—
Outstanding as of December 31, 2023	79,200	3.115	**

The remaining contractual life for the agent warrants as of December 31, 2023 and 2022, were 0.06 years and 1.06 years, respectively.

*	The exercise price was revised to $0.623 per share in July, 2022.

**	The exercise price was revised to $3.115 per share in March, 2023.

The following table illustrates the number of, and movements in share options during the year:

	Number of shares	Exercise price per share
		US$

Outstanding as of January, 2021 and December 31, 2021	—	—
Granted during the year	8,100,000	0.623
Outstanding as of December 31, 2022*	8,100,000	0.623
Granted during the year	—	—
Effect of Five-to-One Share Combination (Note 24)	(6,480,000)	—
Outstanding as of December 31, 2023	1,620,000	3.115

*	The share option numbers above are before giving effect to the Share Combination which became effective on April 3, 2023. Refer to Note 24 for further details.

The remaining contractual life for the share option as of December 31, 2023 and 2022, were 1.53 years and 2.53 years, respectively.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

26.	SHARE-BASED PAYMENT (CONTINUED)

(c)	Inputs to the models

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

27.	PARTLY OWNED SUBSIDIARY WITH MATERIAL NON-CONTROLLING INTERESTS

On July 27, 2021, the Company acquired 100% of the equity interests of PST Technology which held 51% equity interests in Shanghai Onway and its subsidiaries (“Shanghai Onway Group”), and Shanghai Onway Group became partly owned subsidiary with material non-controlling interests. During the year 2023, Shanghai Onway Group as part of the water treatment business was disposed (Note 3), therefore non-controlling interests was derecognized.

Financial information of Shanghai Onway Group which that has material non-controlling interests is provided below:

Proportion of equity interest held by non-controlling interests as of December 31, 2021 and 2022:

Name	Country of incorporation and operation	2021	2022

Shanghai Onway Group	PRC/Mainland China	49%	49%

	2021	2022
	CNY	CNY

(Loss)/profit for the year allocated to non-controlling interests:

Shanghai Onway Group	(6,819)	2,327

Dividends paid to non-controlling interests:

Shanghai Onway Group	4,900	—

Accumulated balances of non-controlling interest:

Shanghai Onway Group	107,353	109,680

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

27.	PARTLY OWNED SUBSIDIARY WITH MATERIAL NON-CONTROLLING INTERESTS (CONTINUED)

The summarized financial information of the Shanghai Onway Group is provided below. This information is based on amounts before inter-company eliminations.

2021	Shanghai Onway Group
	CNY	US$

Revenue	18,735	2,948
Other income/(losses)	(32,312)	(5,084)
Loss for the year	(13,577)	(2,136)
Total comprehensive income loss for year	(13,577)	(2,136)

Current assets	187,619	29,519
Non-current assets	126,573	19,914
Current liabilities	(40,716)	(6,406)
Non-current liabilities	(40,259)	(6,334)

Net cash flows used in operating activities	(8,758)	(1,378)
Net cash flows used in investing activities	(1,509)	(237)
Net cash flows used in financing activities	(3,972)	(625)

Net decrease in cash and cash equivalents	(14,239)	(2,240)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

27.	PARTLY OWNED SUBSIDIARY WITH MATERIAL NON-CONTROLLING INTERESTS (CONTINUED)

2022	Shanghai Onway Group
	CNY	US$

Revenue	20,306	2,944
Other income/(losses)	(15,504)	(2,248)
Profit for the year	4,802	696
Total comprehensive income loss for year	4,802	696

Current assets	197,468	28,625
Non-current assets	121,961	17,681
Current liabilities	(44,602)	(6,466)
Non-current liabilities	(77,524)	(11,239)

Net cash flows used in operating activities	(6,588)	(956)
Net cash flows from investing activities	157	23
Net cash flows used in financing activities	(7,743)	(1,122)

Net decrease in cash and cash equivalents	(14,174)	(2,055)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

28.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions

During the year, the Group had non-cash additions to right-of-use assets and lease liabilities of nil (2022: CNY1,781) and nil (2022: CNY1,781), respectively, with respect to lease arrangements for motor vehicles, offices and warehouses. On February 27, 2023, the Company entered into a sale and purchase agreement of Zimbabwean lithium mine, which is a non-cash transaction (Note 25 (b)) for more details. On July 28, 2023, the Group had non-cash disposal of PSTT (Note3). On August 3, 2023, the Company entered into a set-off letter with Feishang to net off the consideration of the disposal of PSTT and promissory note issued under the SPA of the sale and purchase agreement of Zimbabwean lithium mine (Note 25 (b)).

(b)	Changes in liabilities arising from financing activities

Year Ended December 31, 2022	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	CNY	CNY	CNY	CNY	CNY

As of January 1, 2022	77,000	5,048	5,710	14,050	2,189
Changes from financing cash flows	(6,882)	(5,048)	(2,765)	(6,885)	(1,253)
New leases	—	—	—	—	1,781
Interest expenses	3,882	—	—	—	133
Other changes	—	—	463	(12)	65

As of December 31, 2022	74,000	—	3,408	7,153	2,915

Year Ended December 31, 2023	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	CNY	CNY	CNY	CNY	CNY

As of January 1, 2023	74,000	—	3,408	7,153	2,915
Changes from financing cash flows	(3,378)	—	3,932	78,520	(1,024)
Foreign exchange difference	—	—	78	—	27
Interest expenses	1,878	—	—	—	99
Disposal of PSTT	(72,500)	—	1,651	—	(1,657)

As of December 31, 2023	—	—	9,069	85,673	360

Year Ended December 31, 2023	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	US$	US$	US$	US$	US$

As of January 1, 2023	10,728	—	494	1,037	422
Changes from financing cash flows	(477)	—	555	11,066	(145)
Foreign exchange difference	—	—	11	—	4
Interest expenses	265	—	—	—	14
Disposal of PSTT	(10,516)	—	221	—	(244)

As of December 31, 2023	—	—	1,281	12,103	51

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Amounts in thousands, except share and per share data)

28.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(c)	Total cash outflow for leases

	2022	2023	2023
	CNY	CNY	US$

Within operating activities	(250)	(323)	(46)
Within financing activities	(1,253)	(1,024)	(145)
Total cash outflow for leases	(1,503)	(1,347)	(191)

29.	COMMITMENTS

At December 31 2023, the Company had capital commitments of CNY2,432 (December 31 2022: Nil ) associated with mineral exploration for the Zimbabwean lithium mine. The corresponding capital expenditures will be paid along with the progress of the exploration works once the mine formally enters into the exploration phase.

30.	SUBSEQUENT EVENTS

Direct Placement of Common Shares and Private Placement Warrants

On February 16, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to issue and sell, (i) in a registered direct offering, up to an aggregate of 1,487,870 of common shares with no par value  of the Company at a per share purchase price of US$2.20 (the “Registered Offering”), and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,115,903 common shares of the Company at an exercise price of $3.00 per share, for gross proceeds of approximately US$3.01 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. The Registered Offering was closed on February 21, 2024.

