Form 20-F
period 2024-12-31
CHINA NATURAL RESOURCES INC
filed 2025-05-15
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 8,377,897 common shares as of December 31, 2024.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐  No ☒

i

CONVENTIONS

Unless otherwise specified, all references in this annual report on Form 20-F (the “Annual Report”) to “U.S. Dollars,” “Dollars,” “US$,” or “$” are to United States dollars; all references to “HK$” are to Hong Kong dollars; and all references to “Renminbi,” “RMB” or “CNY” are to Chinese Yuan, which is the lawful currency of the People’s Republic of China. The accounts of the Company and its subsidiaries are maintained in Hong Kong dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars, and from Hong Kong dollars to U.S. Dollars, are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “CNY Exchange Rate”) as quoted by www.ofx.com on December 31, 2024, which was US$1.00 = CNY7.2980. Translations from Hong Kong dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2024, and from Hong Kong dollars to Renminbi have been made at the single rate of exchange as quoted by www.ofx.com on December 31, 2024, which was HK$1.00 = CNY0.9395. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

References to the “Acquisition” are to the Company’s pending acquisition of the indirect ownership of Williams Minerals (Pvt) Ltd (“Williams Minerals”), which is the company that holds the mining permit for the Zimbabwean lithium mine. At the time of entry into the sale and purchase agreement on February 27, 2023, Feishang Group, the Company’s controlling shareholder, owned 70% of the lithium mine, and the remaining 30% was owned by Top Pacific (China) Limited (“Top Pacific”), a non-affiliate (together, the “Sellers”). Completion of the Acquisition is contingent upon the satisfaction of a number of conditions, including, among other things, the transfer of ownership interests in Williams Minerals from the Sellers to the intermediate holding company, the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration in cash and restricted shares. There is no guarantee that the Acquisition will close or be completed at the anticipated valuation and terms, or at all. On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the sale and purchase agreement Dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. On December 31, 2024, the Company entered into a second amendment agreement (the “Amendment Agreement II”) to the Zimbabwe SPA to further extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025.

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

We also face risks associated with the Holding Foreign Companies Accountable Act, or the HFCA Act, which was enacted on December 18, 2020. Pursuant to the HFCA Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, and our auditor was subject to that determination. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China completely. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA and as a result, NASDAQ may determine to delist our securities. See “Item 3.D. Key Information – Risk Factors - Risks Relating to Our PRC Operations and Doing Business in the PRC - The PCAOB had historically been unable to inspect our auditor and former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections in the past has deprived our investors with the benefits of such inspections.” and “- Risks Relating to Our PRC Operations and Doing Business in the PRC - Our common shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

All cash or asset transfers between us and our subsidiaries for each of the three years ended December 31, 2022, 2023 and 2024, are set forth in the table below. The purpose of the outbound transfers, in the form of shareholder loans, was to pay off the subsidiaries’ expenses and provide working capital for the subsidiaries. The purpose of the inbound transfers, in the form of loan repayments, was to centralize the treasury function of the Company and our subsidiaries. There are no fixed repayment terms and we do not expect there to be any tax implications for such transfers. We did not make any capital contributions to, or receive any dividends from, our subsidiaries during these periods. Other than the assets and liabilities of the wastewater treatment business segment transferred to Mr. Li Feilie, our controlling shareholder, as the result of the sale of PST Technology which were accounted for as a deemed distribution of RMB20.38 million (US$2.79 million) to the controlling shareholder on July 28, 2024 with a corresponding deemed contribution from the controlling shareholder in the same amount and repayment of HK$8.4 million shareholder loan in 2024, no transfers, dividends or distributions have been made to investors during these periods. We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or the investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations in the PRC and other jurisdictions. PRC laws and regulations may restrict our ability to make dividends and distributions to investors, including U.S. investors.

		Year ended December 31,
Transferor	Transferee	2022	2023	2024	2024
		HK$	HK$	HK$	US$

Outbound Transfers

China Natural Resources, Inc.	Feishang Mining	—	30,000	—	—
China Natural Resources, Inc.	China Coal	8,000	8,000	8,000	1,026
China Natural Resources, Inc.	Feishang Yongfu	8,000	38,000	8,000	1,026
China Natural Resources, Inc.	Feishang Dayun	8,000	38,000	8,000	1,026
	Total	24,000	114,000	24,000	3,078

Inbound Transfers
Feishang Mining	China Natural Resources, Inc.	—	—	—	—
China Coal	China Natural Resources, Inc.	—	—	—	—
Feishang Yongfu	China Natural Resources, Inc.	—	—	—	—
Feishang Dayun	China Natural Resources, Inc.	—	—	—	—
	Total	—	—	—	—	—

A.	[Reserved]

B.	Capitalization and Indebtedness

  Not applicable.

C.	Reasons for the Offer and Use of Proceeds

  Not applicable.

D.	Risk Factors

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

The Public Company Accounting Oversight Board (“PCAOB”) may determine that it is unable to inspect our auditor in relation to its audit work to its satisfaction, and our common shares may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (“HFCAA”), if the PCAOB is unable to inspect or fully investigate our auditor for two consecutive years. Our previous independent auditor, Ernst & Young Hua Ming LLP, was subject to the determinations announced by the PCAOB on December 16, 2021 that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. In June 2022, we were identified by the SEC in its “conclusive list of issuers identified under the HFCAA,” indicating that we were among those companies formally subject to the delisting provisions of the HFCAA (a “Commission-Identified Issuer”). The PCAOB, the CSRC and PRC Ministry of Finance entered into a Statement of Protocol on August 26, 2022, designed to allow the PCAOB to fully investigate auditors located in China. On December 15, 2022, the PCAOB issued a report vacating the previous determinations dated December 16, 2021. Accordingly, until such time as the PCAOB issues any new determination, we are not at risk of having our securities subject to a trading prohibition under the HFCAA because we do not expect to be identified as a Commission-Identified Issuer for a second consecutive year. If in the future the PCAOB determines it no longer can inspect or investigate completely our auditor because of a position taken by an authority in the PRC, the PCAOB will consider issuing a new determination.

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

•	We may become subject to additional extensive and evolving regulatory requirements, noncompliance with which, or changes in which, may materially and adversely affect our business and prospects.

Risks Relating to Our Financial Condition and Business

•	We have incurred losses from operations in each of the preceding three fiscal years of 2022, 2023, and 2024 and there is no assurance that we will generate profits from operations in the future.
•	We will have to fund operating expenses from other sources until we are able to generate sufficient revenue to pay them.
•	The loss of key personnel could affect our business and prospects.

•	Any failure to maintain effective internal controls could have an adverse effect on our business, results of operations and the market price of our shares.

 Risks Relating to Foreign Private Issuer Status

•	Because our assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.

•	Our status as a foreign private issuer results in less information being available about us than about domestic reporting companies.

•	Due to our status as a foreign private issuer, we have adopted IFRS accounting principles, which are different from accounting principles under U.S. generally accepted accounting principles (“U.S. GAAP”).

•	As a foreign private issuer we are not subject to certain requirements that other Nasdaq-listed issuers are required to comply with, some of which are designed to provide information to and protect investors.
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

•	The price at which common shares are quoted on Nasdaq may increase or decrease due to a number of factors, which may negatively affect the price of the common shares.

•	Our principal beneficial owner and his affiliates control us through their share ownership; and their interests may differ from those of other shareholders.
•	We are not currently in compliance with the continued listing requirements for the Nasdaq Stock Market. If we do not regain compliance and continue to meet the continued listing requirements, our Common Shares may be delisted, which could affect the market price and liquidity for our Common Shares and reduce our ability to raise additional capital.

•	The rights of our shareholders are governed by BVI law, which may not be as favorable to shareholders as U.S. law, and our directors may take actions with which you disagree without first receiving shareholder approval.

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

The PCAOB had historically been unable to inspect our auditor and former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections in the past has deprived our investors with the benefits of such inspections.

Our former auditor, Ernst & Young Hua Ming LLP (“EY”), the independent registered public accounting firm that issued the audit report for the fiscal years ended December 31, 2022 and 2023, which is included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such firms’ compliance with the applicable professional standards. On April 8, 2025, we engaged ARK Pro CPA &Co (“ARK”) as our independent registered public accounting firm that issues the audit report in our SEC filings, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. For more details, see “Item 16F. Changes in Registrant’s Certifying Accountant.”

Since our former auditor is located in China, and our auditor is located in Hong Kong, both are jurisdictions where the PCAOB had been previously unable to conduct inspections without the approval of the Chinese authorities, our former auditor and auditor were subject to the determinations announced by the PCAOB on December 16, 2021 that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. On December 15, 2022, the PCAOB issued a report vacating the previous determinations dated December 16, 2021. Accordingly, until such time as the PCAOB issues any new determination, we are not at risk of having our securities subject to a trading prohibition under the HFCAA because we do not expect to be a Commission-Identified Issuer for a second consecutive year. However, the inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that have been subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Provided that CHNR, as a BVI holding company, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises (the “SAT Circular 7”) issued by the SAT on February 3, 2015, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under SAT Circular 7.

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

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers who pay for our services, our profitability and results of operations may be materially and adversely affected. The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. We cannot assure you that our or our subsidiaries’ employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules or that we will not be subject to related penalties, fines or legal fees. If we or our subsidiaries are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost-effective manner, thus our results of operations could be adversely affected.

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

During 2024, prolonged geopolitical conflicts, elevated interest rates across major economies, and ongoing Sino-US tensions continued to weigh on the global economy and businesses. These factors disrupted the global commodity market, causing significant volatility in the prices of lead, silver and copper. In 2024, the Shanghai Futures Exchange (“SHFE”) lead price hit a low of CNY15,790 (US$2,164) per ton and a high of CNY20,050 (US$2,747) per ton, the SHFE silver price reached a low of CNY5,743 (US$787) per kilogram (“kg”) and a high of CNY8,733 (US$1,197) per kg, and the SHFE copper price hit a low of CNY67,380 (US$9,233) per ton and a high of CNY88,940 (US$12,187) per ton, each reflecting high volatility. The extent to which demand and prices will be supported in the future is highly uncertain, as persistent high interest rates, particularly in the U.S., the ongoing geopolitical tensions, and newly imposed U.S. tariffs continue to cause disruptions to the global economy and to business activities at all levels. Intensifying trade frictions or further geopolitical tensions could significantly and adversely impact market sentiment and the real economy, leading to a sharp decline in global trade, major supply chain disruptions and broad-based downturns in commodity prices and economic growth. Aggressive monetary policies of major economies could also cause unexpected consequences beyond mere economic downturns, such as large-scale bankruptcy and even financial crisis, which will have significant and negative impacts on the commodity markets. Therefore, demand and price volatility in the commodity markets may continue for a prolonged period or further deteriorate, which may adversely affect our ability to sell minerals from the Moruogu Tong Mine on a profitable basis.

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

In July 2021, we acquired PST Technology for consideration of three million of the Company’s newly issued restricted common shares, 120 million shares of FARL, and approximately CNY10.3 million (US$1.41 million). Through our acquisition of PST Technology, we obtained a 51% equity interest in Shanghai Onway, a company principally engaged in services related to rural wastewater treatment. In addition to the purchase price, we incurred significant non-recurring expenses in connection with the acquisition, including legal, accounting, financial advisory, integration planning and other expenses, and have incurred integration costs arising out of this transaction.

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

       The completion of the Acquisition is subject to a number of conditions, including, among other things, the transfer of ownership interests in Williams Minerals from the Sellers to the intermediate holding company; the Company’s payment of the first installment of US$140 million, in cash or by way of promissory notes, to the Sellers; the issuance of independent technical reports regarding the amount of qualified measured, indicated and inferred resources quantity of lithium oxide proven to be in each region of the mining area; the settlement of the then-total consideration accumulated in cash and restricted shares, as calculated in reference to the issued independent technical reports; and the transfer of ownership rights to the Company for each region of the mining area. Pursuant to the Zimbabwe SPA, for each relevant region of the lithium mine, until the Company’s legal possession and control vests, the Sellers will maintain legal possession and control, including the right of exploration, sale of lithium, and the revenue derived therefrom, as well as liability for operational costs and third-party claims. The Company’s legal possession and control of each relevant region only vests upon its settlement of the then-total consideration accumulated. There can be no certainty, nor can we provide any assurance, that all conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the acquisition may not be completed. On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the Zimbabwe SPA with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. In addition, the parties entered into the Amendment Agreement II to further extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025. See “Item 4.A. – INFORMATION OF THE COMPANY – History and Development of the Company – Acquisition of Williams Minerals” for additional information. Although we expect that the last independent technical report will be completed, and accordingly ownership rights to the last mining region (as described above) will vest with the Company, in 2026, there is no guarantee that the Acquisition will be completed on such timeline, or at all.

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

Risks Relating to Our Financial Condition and Business

We have incurred losses from operations in each of the preceding three fiscal years of 2022, 2023 and 2024 and there is no assurance that we will generate profits from operations in the future.

For the three years ended December 31, 2022, 2023 and 2024, we incurred operating losses of CNY24.55 million, CNY9.14 million and RMB7.20 million (US$0.99 million), respectively. Our operating losses mainly represent administrative expenses, such as legal and professional fees, payroll expenses, our cost of sales and estimated uncollectible receivables, as well as equity-settled share-based compensation for certain eligible individuals under the 2014 Equity Compensation Plan (the “2014 Plan”) granted on July 14, 2022. Any future profitability will be dependent upon many factors, including our successful integration and profitable operations of our newly acquired and existing businesses; our ability to fund our exploration and operating expenses, successfully produce metal outputs, and sell our production output to third parties; and the successful execution of our plans to pivot to other industries. Other factors, such as uncertainty over the demand and market price for lead, silver and other metals, or the availability of attractive acquisition targets in other industries, are outside of our control. There is no assurance that we will be successful in our efforts to achieve profitability, and we expect to incur significant losses for the foreseeable future. We can provide no assurance to investors that we will achieve profitable operations in the future.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2024, was effective. However, we cannot assure you that our management will not identify material weaknesses in the future, or our independent public registered accounting firm will not identify material weaknesses if it assesses our internal control over financial reporting in the future. In addition, because of the inherent limitations of any internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 of and other requirements of SOX.

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

Other factors which may negatively affect investor sentiment and influence the Company, specifically or the stock market more generally include acts of terrorism, an outbreak of international hostilities or tensions, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other man-made or natural events. In addition, during 2024, prolonged geopolitical conflicts, elevated interest rates across major economies, and ongoing Sino-US tensions continued to weigh on the global economy and businesses and have disrupted the global commodity market. See “Item 3.D. Risk Factors — Risks Relating to Our Mine Exploration Activities in Inner Mongolia — Volatility in the market prices of metals may adversely affect the results of our operations.” We have limited ability to insure against some of the risks mentioned above.

We are not currently in compliance with the continued listing requirements for the Nasdaq Stock Market. If we do not regain compliance and continue to meet the continued listing requirements, our Common Shares may be delisted, which could affect the market price and liquidity for our Common Shares and reduce our ability to raise additional capital.

On July 5, 2024, we received a deficiency letter from the Listing Qualifications Staff of the Nasdaq Capital Market, LLC (“Nasdaq”) notifying that for the preceding 30 consecutive business days, the closing bid price for our Common Shares was below the minimum $1.00 per share requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). In accordance with Nasdaq rules, the Company was provided an initial period of 180 calendar days, or until January 2, 2025 to regain compliance with the Bid Price Requirement. The Company was unable to regain compliance with the Bid Price Requirement by January 2, 2025

On January 3, 2025, Nasdaq granted the Company an additional 180 calendar days, or until June 30, 2025, to regain compliance with the Bid Price Requirement. Nasdaq’s determination to grant the second compliance period was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on Nasdaq, with the exception of the Bid Price Requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. To regain compliance, the bid price of our Common Shares must close at or above $1.00 per share for a minimum of ten consecutive trading days at any time during the second 180-day compliance period. We intend to monitor the closing bid price of our Common Shares and may, if appropriate, consider implementing available options. There can be no assurance that we will be able to regain compliance with the Bid Price Requirement or maintain compliance with the other listing requirements necessary for us to maintain the listing of our Common Shares on Nasdaq.

In the event we do not regain compliance with the Bid Price Requirement by the end of the second compliance period, Nasdaq will issue a Staff Delisting Determination under Nasdaq Listing Rule 5810 with respect to our Common Shares. If we receive such delisting notice, we can request a hearing before a Nasdaq hearings panel (the “Panel”), however, Nasdaq may not grant our request for a hearing, or if Nasdaq grants our request for a hearing, the Panel may not grant our request for continued listing of the Common Shares on The Nasdaq Capital Market. Pursuant to Nasdaq rules, a request from a company for a hearing shall not stay the suspension of the securities from trading where the matter relates to a request made by a company that was afforded second 180-day compliance period and that failed to regain compliance with the Bid Price Requirement during that period.

If we seek to implement a reverse stock split in order to remain listed on Nasdaq, the announcement or implementation of such a reverse stock split could negatively affect the price of our Common Shares. While Nasdaq rules do not impose a specific limit on the number of times a listed company may effect a reverse stock split to maintain or regain compliance with the Bid Price Requirement, Nasdaq has stated that a series of reverse stock splits may undermine investor confidence in securities listed on Nasdaq. Accordingly, Nasdaq may determine that it is not in the public interest to maintain the Company’s listing, even if we regain compliance with the Bid Price Requirement. In addition, Nasdaq rules state that if a listed company that fails to meet the Bid Price Requirement after effecting one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company is not eligible for a Compliance Period. Nasdaq rules further states that if a company’s security fails to meet the Bid Price Requirement and the company has effected a reverse stock split over the prior one-year period, then the company shall not be eligible for any compliance period specified in Nasdaq Rule 5810(c)(3)(A) and the Listing Qualifications Department shall issue a Delisting Determination with respect to that security

We may fail to regain compliance with the Bid Price requirement during the second compliance period or maintain compliance with the other Nasdaq listing requirements. Any non-compliance may be costly, divert management’s time and attention, and could have a material adverse effect on our business, reputation, financing, and results of operation. A delisting could substantially decrease trading in the Common Shares, adversely affect the market liquidity of the Common Shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, materially adversely affect its ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the Common Shares may decline further and stockholders may lose some or all of their investment.

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

In February 2023, the Company entered into a material definitive agreement with Feishang Group, the Company’s controlling shareholder, and Top Pacific, a non-affiliate, and Mr. Li Feilie and Mr. Yao Yuguang, to acquire Williams Minerals, which owns the mining permit for a Zimbabwean lithium mine. In December 2023, the Company entered into an amendment agreement to the sale and purchase agreement dated as of February 27, 2023 by and among the Company, Feishang Group, the Company’s controlling shareholder, and Top Pacific, a non-affiliate, and Mr. Li Feilie and Mr. Yao Yuguang for the extension of the long stop date for closing the Acquisition from December 31, 2023 to December 31, 2024. On December 31, 2024, the Company entered into the Amendment Agreement II to further extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025.

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

On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the sale and purchase agreement dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. On December 31, 2024, the Company entered into the Amendment Agreement II to further extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025.

The foregoing description of the Zimbabwe SPA, the Amendment Agreement and the Amendment Agreement II, is only a summary and is qualified in its entirety by reference to the sale and purchase agreement dated February 27, 2023, the amendment agreement to the sale and purchase agreement dated December 22, 2023, and the second amendment agreement to the sale and purchase agreement dated December 31, 2024 by and among the Company, Feishang Group Limited, Top Pacific (China) Limited, Li Feilie, and Yao Yuguang, a copy of each of which is incorporated by reference as Exhibit 4.17, Exhibit 4.20 and Exhibit 4.23 to this annual report.

Acquisition and Sale of PST Technology

We diversified our business by entering the environmental protection sector, which provides compelling synergies with our current operations, through the acquisition of PST Technology. On July 27, 2021, the Company entered into a Sale and Purchase Agreement with Li Feilie, pursuant to which the Company issued three million restricted common shares, no par value, and transferred 120 million shares of FARL, as well as approximately CNY10.3 million (US$1.41 million), to Feishang Group, in exchange for all outstanding shares of PST Technology and the transfer to the Company of approximately CNY130.0 million (US$17.81 million) of PST Technology’s outstanding debt previously owed to Mr. Li, which debt was eliminated upon consolidation. PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC projects and public-private partnership (“PPP”) projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. The total value of the consideration that the Company provided to Mr. Li was approximately CNY104.1 million (US$14.26 million), which amount was a 20% discount to the valuation (including the assigned debt) of PST Technology provided by an independent valuation firm.

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

PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway and Shanghai Onway’s subsidiaries which are principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. After PST Technology’s disposition, the Company discontinued the operation in wastewater treatment segment and continues engaging in the exploration and mining business.

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

Other Matters

We made capital expenditures of CNY0.02 million, CNY0.01 million and CNY3,680 (US$504) in 2022, 2023 and 2024, respectively. Our capital expenditures for 2022, 2023 and 2024 consisted primarily of the purchase of property, plant and equipment for office use.

Recent Regulatory Development

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other PRC government authorities jointly published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Any network product or service or any data processing activity that affects or may affect national security as deemed by member organizations of the cybersecurity review mechanism shall be reviewed under the Cybersecurity Review Measures after the Cybersecurity Review Office reports it to the Central Cyberspace Affairs Commission for review, as per the procedure.

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

All cash or asset transfers between us and our subsidiaries for each of the three years ended December 31, 2022, 2023 and 2024, are set forth in the table below. The purpose of the outbound transfers, in the form of shareholder loans, was to pay off the subsidiaries’ expenses and provide working capital for the subsidiaries. The purpose of the inbound transfers, in the form of loan repayments, was to centralize the treasury function of the Company and our subsidiaries. There are no fixed repayment terms and no tax implication for these transfers. We did not make any capital contributions to, or receive any dividends from, our subsidiaries during these periods. Other than the assets and liabilities of the wastewater treatment business segment transferred to Mr. Li Feilie, our controlling shareholder, as the result of the sale of PST Technology which were accounted for as a deemed distribution of RMB20.38 million (US$2.79 million) to the controlling shareholder on July 28, 2024 with a corresponding deemed contribution from the controlling shareholder in the same amount and repayment of HK$8.4 million shareholder loan in 2024, no transfers, dividends or distributions have been made to investors during these periods. We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or the investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations in the PRC and other jurisdictions. PRC laws and regulations may restrict our ability to make dividends and distributions to investors, including U.S. investors.

		Year ended December 31,
Transferor	Transferee	2022	2023	2024	2024
		HK$	HK$	HK$	US$

Outbound Transfers

China Natural Resources, Inc.	Feishang Mining	—	30,000	—	—
China Natural Resources, Inc.	China Coal	8,000	8,000	8,000	1,026
China Natural Resources, Inc.	Feishang Yongfu	8,000	38,000	8,000	1,026
China Natural Resources, Inc.	Feishang Dayun	8,000	38,000	8,000	1,026
	Total	24,000	114,000	24,000	3,078

Inbound Transfers
Feishang Mining	China Natural Resources, Inc.	—	—	—	—
China Coal	China Natural Resources, Inc.	—	—	—	—
Feishang Yongfu	China Natural Resources, Inc.	—	—	—	—
Feishang Dayun	China Natural Resources, Inc.	—	—	—	—
	Total	—	—	—	—

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

We continuously pivot our business by exploring new opportunities for growth or diversification. Between July 2021 and July 2023, we also engaged in the rural wastewater treatment business in China through the acquisition of PST Technology, which held 51% equity interest of Shanghai Onway, a PRC company which is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. We ceased the wastewater treatment business segment following the disposition of PST Technology in July 2023. See “Item 4.A. Information on the Company - History and Development of the Company — Acquisition and Sale of PST Technology Limited.”

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

Lead is an internationally traded commodity, the price of which is established on commodity markets throughout the world. During 2024, prolonged geopolitical conflicts, elevated interest rates across major economies, and ongoing Sino-US tensions continued to weigh on the global economy and businesses. These factors disrupted the global commodity market, causing significant volatility in the prices of lead, silver and copper. During the year, both world refined lead production and usage decreased. Lead prices were volatile due to global uncertainty. The SHFE lead price started the year at CNY15,900 (US$2,179) per ton and soon hit an annual low of CNY15,790 (US$2,164) per ton in late February 2024. It then rose notably until mid-July 2024 and reached an annual high of CNY20,050 (US$2,747) per ton. After that, lead price declined quickly before it stabilized since mid-September 2024. The closing price at the end of 2024 was CNY16,765 (US$2,297) per ton, representing an annual increase of approximately 5.61%.

 The following table shows the world refined lead supply and usage over the past five years:

	2020	2021	2022	2023	2024

World mine production (thousand tons)	4,437	4,552	4,433	4,459	4,511
World refined production (thousand tons)	12,545	13,039	12,829	13,271	13,029
World refined usage (thousand tons)	12,392	12,995	13,006	13,104	12,998
London Mercantile Exchange (“LME”) average price (US$/ton)*	1,994	2,304	2,293	*	*
SHFE average price (CNY/ton)	14,745	15,370	15,930	15,860	16,765

———————

Source: International Lead and Zinc Study Group, LME, SHFE.

*Certain data are not available.

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

Silver is an internationally traded commodity, the price of which is established on commodity markets throughout the world. Silver tends to trend in lockstep with gold, but it also has its own unique market trend because it has stronger industrial attributes compared with gold. During 2024, there was still a forecasted silver supply deficit. Although the world economy faced many risks and uncertainties caused by the Russia-Ukraine conflict, the Israel Hamas war, and persistent high inflation and interest rate in many major economies, global industrial demand for silver remained strong in 2024. This was mainly attributed to the rapidly developing and prosperous photovoltaic industry, new energy vehicle industry and AI industry. The price of silver was strongly supported by an increase in industrial demand, a rise in the price of gold, and an expected potential decline in the US Dollar index and US Treasury yields. During the year, the SHFE silver price started out at CNY5,972 (US$818) per kg and soon dropped to its annual low of CNY5,743 (US$787) per kg in late January 2024. It then rose notably until late May 2024 and reached an annual high of CNY8,733 (US$1,197) per kg. After that, silver price fluctuated within a narrower range until the end of the year. The closing price at the end of 2024 was CNY7,470 (US$1,024) per kg, representing an annual increase of approximately 25%.

The following table shows the world silver supply and demand over the past five years:

	2020	2021	2022	2023	2024

World mine production (million ounces)	783.4	829.0	836.7	830.5	823.5
World total supply (million ounces)	957.4	1,004.3	1,015.4	1,010.7	1,003.8
World total demand (million ounces)	926.8	1,099.6	1,278.9	1,195.0	1,219.1
COMEX average price (US$/oz)	26.4	23.4	24.0	24.1	*
SHFE average price (CNY/kg)	5,585	4,845	5,349	6,012	7,499

———————

Source: Silver Institute, COMEX, SHFE.

*Certain data are not available.

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

Copper is an internationally traded commodity, the price of which is established on commodity markets throughout the world. Traditionally, the price of copper is closely related to economic cycles and largely determined by supply and demand. China has relatively small copper reserves, yet has the greatest copper demand globally, so it relies on copper imports to meet that demand. Demand for copper in China and the U.S. plays a major role in global price determination. Global consumption of refined copper has increased annually, and the shortage of supply was reversed in 2024. During 2024, SHFE copper price fluctuated at relatively high levels as a result of complex interactions among various factors. The SHFE copper price saw strong gains in the first half of 2024, increasing from CNY68,750 (US$9,420) per ton to all-year high of CNY88,940 (US$12,187) per ton in mid-May, but then price declined notably before it stabilized since mid-August 2024. The closing price at the end of 2024 was CNY73,770 (US$10,108) per ton, representing an annual increase of approximately 7.04%.

The following table shows the world refined copper production and usage over the past five years:

	2020	2021	2022	2023	2024

World mine production (thousand tons)	20,743	21,223	21,911	22,368	22,983
World refined production (thousand tons)	24,621	24,900	25,272	26,502	27,486
World refined usage (thousand tons)	24,948	25,259	25,857	26,604	27,348
China’s refined production (thousand tons)	10,025	10,487	11,063	12,988	13,640
China’s refined usage (thousand tons)	14,229	13,840	14,027	14,703	15,321
LME average price (US$/ton)*	7,766	9,721	8,372	*	*
SHFE average price (CNY/ton)	57,970	70,120	66,120	68,970	73,800

———————

Source: International Copper Study Group, LME, SHFE.

*Certain data are not available.

Overview of Bayannaoer Mining

Bayannaoer Mining was established in 2005 to engage in mineral exploration activities in Bayannaoer City, located in the Inner Mongolia Autonomous Region of the PRC. The registered capital of Bayannaoer Mining is CNY59.48 million.

In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of Inner Mongolia Autonomous Region. Following completion of preliminary exploration activities and evaluation, management determined to retain exploration rights solely to the Moruogu Tong Mine; and, to date, has received a series of license renewals. Total exploration expenses related to these 11 exploration rights (exclusive of capitalized expenses that have not yet fully depreciated or amortized and administrative expenses) borne by Bayannaoer Mining incurred to date amount to approximately CNY35.60 million (US$4.88 million). The current exploration permit for the Moruogu Tong Mine runs until September 2026 and covers a site area of 7.81 square kilometers.

The Moruogu Tong Mine is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. In 2006, Bayannaoer Mining engaged the Land and Resources Exploration and Development Institute of Inner Mongolia to carry out prospecting, including geophysical and drilling works. To date, exploration expenses of approximately CNY23.54 million (US$3.23 million), inclusive of amounts paid by Jijincheng Mining, have been incurred for the Moruogu Tong Mine, which were paid for by Bayannaoer Mining with self-owned capital, loans from a related party, and funds received pursuant to its Cooperation Agreement with Jijincheng Mining of approximately CNY6.72 million (US$0.92 million).

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

The current exploration work stage of the northern part of Moruogu Tong Mine has been completed. The future amount for the exploration project, including drilling expenses, site construction costs, grassland compensation fees and simple infrastructure construction costs in order to apply for a mining rights permit, is anticipated to be approximately CNY11.38 million (US$1.56 million). Bayannaoer Mining and Jijincheng Mining intend to seek other investors to play roles similar to those of Jijincheng Mining in order to proceed with the further exploration and analysis of the northern part of Moruogu Tong Mine, with an aim to apply for a mining rights permit. This exploration project is expected to be financed by funds received pursuant to the Cooperation Agreement and/or any new or similar cooperation agreement, and loans from a related party. While the results of preliminary prospecting suggest that the northern part of Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, the Company cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. It is possible that further exploration and analysis will not confirm initial findings and that continued activities in furtherance of mining operations will cease.

Exploration conducted in 2013 revealed geochemical anomalies associated with nickel and gold in the southern part of Moruogu Tong Mine but did not indicate any concentration. No exploration work has been carried out since 2013 in the southern part of the mine area with nickel and gold anomalies. Bayannaoer Mining plans to accelerate exploration progress and increase capital expenditures by another six drilling holes of 600 meters deep with an expected initial investment of CNY2.16 million in the southern part of the Moruogu Tong Mine to continue to explore the presence of nickel and other minerals

Moruogu Tong Mine

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

Cooperation Agreement

On August 20, 2017, Bayannaoer Mining entered into the Cooperation Agreement with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support by Jijincheng Mining for the exploration and operating expenses of the northern part of Moruogu Tong Mine during the exploration stage such that Bayannaoer Mining is not required to make any further capital contribution for exploration activities, and for the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. According to the Cooperation Agreement, Jijincheng Mining is also responsible for engaging the exploration team and directing their activities. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for the northern part of Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration works conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain the subject of continuing discussion between the parties. To date, the total exploration expenses paid by Jijincheng Mining amount to approximately CNY6.72 million (US$0.92 million).

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

The state practices classified control over the environmental protection in construction projects based on the extent of environmental impact of construction projects in accordance with the following provisions:

(1) an environmental impact report shall be compiled for a construction project that may have a material impact on the environment, giving comprehensive assessment of their environmental impacts;

(2) an environmental impact statement shall be compiled for a construction project that may have a non-material impact on the environment, providing analysis or specialized assessment of their environmental impacts; and

(3) a registration form shall be filled out and submitted for a construction project that may have a minor impact on the environment and necessitates no environmental impact evaluation.

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

Since its incorporation, Shanghai Onway has leveraged its proprietary wastewater treatment technologies to undertake 258 EPC projects, mainly in Zhejiang province, Jiangsu province and Shanghai, among which 3 projects are currently in progress as of July 2023, the date on which Shanghai Onway ceased to be our subsidiary. In July 2018, Shanghai Onway was awarded its maiden PPP project, Wujiang District Rural Domestic Waste and Wastewater Treatment Infrastructure, by the Housing and Urban-Rural Development Bureau (“HURDB”) of Wujiang District in Shaoguan City, Guangdong province of the PRC (the “Wujiang Project”). In 2021, 2022, and for the period from January 1, 2023 to July 31, 2023, revenues derived from the EPC projects amounted to CNY12.39 million, CNY14.63 million, and CNY9.12 million respectively, and those derived from the Wujiang Project were CNY6.35 million, CNY5.51 million and CNY3.63 million, respectively.

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

Enforcement of Civil Liabilities

British Virgin Islands

We are incorporated in the BVI to take advantage of certain benefits associated with being a BVI business company, such as:

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

CHNR is a holding company directly or indirectly owning the following subsidiaries, to the extent indicated (as of December 31, 2024):

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

On April 1, 2017, the Company signed an office sharing agreement with Anka Consultants Ltd. (“Anka”), a related party, which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to certain accounting and secretarial services and day-to-day office administration services provided by Anka. Anka’s current lease with the unrelated landlord is for two years, from July 1, 2024, to June 30, 2025. For the years ended December 31, 2022, 2023 and 2024, the Company paid its share of rental expenses and rates to Anka amounting to approximately CNY776,086, CNY730,149 and CNY370,923 (US$50,825), respectively.

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. On October 1, 2024, Feishang Management signed a new contract with Feishang Enterprise, which expired on September 30, 2025. Pursuant to the agreement, Feishang Management shared 40 square meters of the office premises, and annual rent was CNY165,600, CNY165,600 and CNY165,600 (US$22,691) for the years ended December 31, 2022, 2023 and 2024, respectively.

Bayannaoer Mining

The offices and exploration site of Bayannaoer Mining are located in Bayannaoer City, Inner Mongolia Autonomous Region in the PRC. The property, plant and equipment of Bayannaoer Mining mainly includes buildings, vehicles, office equipment and furniture, with a total net value as of December 31, 2024, of approximately CNY0.05 million (US$0.01 million). On May 1, 2024, Bayannaoer Mining signed an annual lease agreement with private individuals pursuant to which Bayannaoer Mining leases office premises located at 9/F, Huaao Building, Shengli North Road in Bayannaoer City. The office covers an area of 162 square meters, and annual rent is CNY24,300 (US$3,330).

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

We ceased the wastewater treatment business segment following the disposition of PST Technology in July 2023. See “Item 4.A. Information on the Company - History and Development of the Company — Acquisition and Sale of PST Technology Limited.”

Continuing Operations

Administrative Expenses

Administrative expenses primarily consist of salaries and staff welfare expenses, professional service fees, travel and entertainment expenses, depreciation and amortization, option awards granted to certain eligible parties and other general corporate function related expenses.

Other Income

Other income primarily consists of government reimbursements, grants and tax refunds, and other non-operating income or expenses.

Fair Value Gain/(Loss) on Financial Instruments, net

Fair value gain or loss on financial instruments, the net changes in fair value of warrants issued to investors on January 20, 2021 and February 21, 2024.

Finance Costs

Finance costs consist primarily of interest expense on loans and lease liabilities, and foreign currency exchange differences.

Finance Income

Finance income consists primarily of interest income on bank deposits.

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

Results of Operations

The following table sets out our consolidated results of operations for the periods indicated:

	Year Ended December 31,
	(Amounts in thousands, except per share data)
	2022	2023	2024	2024
	CNY	CNY	CNY	US$
Consolidated Statements of Profit or Loss Data CONTINUING OPERATIONS
Administrative expenses	(25,248)	(12,883)	(7,199)	(986)
Other income	699	3,742	2	1
Fair value gain on financial instruments, net	1,007	847	3,996	548
Finance costs	191	(48)	(28)	(4)
Finance income	13	5	69	9

LOSS BEFORE INCOME TAX	(23,338)	(8,337)	(3,160)	(432)

Income tax expense	—	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	(23,338)	(8,337)	(3,160)	(432)
DISCONTINUED OPERATIONS
Profit/ (loss) for the year from discontinued operations, net of tax	1,042	(4,106)	—	—

LOSS FOR THE YEAR	(22,296)	(12,443)	(3,160)	(432)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(23,884)	(8,337)	(3,160)	(432)
From discontinued operations	(1,285)	(5,504)	—	—
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	2,327	1,398	—	—
	(22,296)	(12,443)	(3,160)	(432)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	(2.85)	(1.01)	(0.33)	(0.04)
- For loss from discontinued operations	(0.15)	(0.67)	—	—
Loss per share	(3.00)	(1.68)	(0.33)	(0.04)

Years Ended December 31, 2024 and 2023

Administrative Expenses. Administrative expenses decreased by CNY5.68 million (US$0.78 million) from CNY12.88 million for the year ended December 31, 2023 to CNY7.20 million (US$0.99 million) for the year ended December 31, 2024. The decrease was mainly caused by the decrease of professional fees (mainly legal and audit fees) as a result of expense control.

Other Income. Other income decreased by CNY3.74 million (US$0.51 million) from CNY3.74 million for the year ended December 31, 2023 to CNY2.00 thousand for the year ended December 31, 2024. The decrease in other income was mainly caused by government compensation received in 2023 for termination of 5 mine exploration rights in Dengkou County, Inner Mongolia Autonomous Region.

Fair Value Gain on Financial Instruments, net. Fair value gain on financial instruments, net increased by CNY3.15 million (US$0.43 million) from CNY0.85 million for the year ended December 31, 2023 to CNY4.00 million (US$0.55 million) for the year ended December 31, 2024. The increase was caused by the fluctuation of fair values of the Company’s outstanding warrants.

Profit/(loss) for the year from discontinued operations, net of tax. The loss for the year from discontinued operations, net of tax decreased by CNY4.11 million from CNY4.11 million for the period ended July 31, 2023 to nil for the year ended December 31, 2024. The decrease was a result of the disposal of PSTT in 2023.

Net Loss. As a result of the foregoing, our net loss decreased by CNY9.28 million (US$1.27 million), from CNY12.44 million for the year ended December 31, 2023 to CNY3.16 million (US$0.43 million) for the year ended December 31, 2024.

Years Ended December 31, 2023 and 2022

Administrative Expenses. Administrative expenses decreased by CNY12.37 million from CNY25.25 million for the year ended December 31, 2022 to CNY12.88 million for the year ended December 31, 2023. The decrease was mainly caused by the one-off option awards granted on July 14, 2022 to certain eligible individuals covering an aggregate of 8,100,000 of the Company’s common shares under the 2014 Plan.

Other Income. Other income increased by CNY3.04 million from CNY0.70 million for the year ended December 31, 2022 to CNY3.74 million for the year ended December 31, 2023. The increase was mainly caused by government compensation received in 2023 for termination of 5 mine exploration rights in Dengkou County, Inner Mongolia Autonomous Region.

Fair Value Gain/(Loss) on Financial Instruments, net. Fair value gain on financial instruments, net decreased by CNY0.16 million from CNY1.01 million for the year ended December 31, 2022 to CNY0.85 million for the year ended December 31, 2023. The decrease was caused by the fluctuation of fair values of the Company’s outstanding warrants.

Profit/(loss) for the year from discontinued operations, net of tax. The profit for the year from discontinued operations, net of tax decreased by CNY5.15 million from CNY1.04 million for the year ended December 31, 2022 to a loss of CNY4.11 million for the period ended July 31, 2023. The loss in 2023 was the result of an expected credit loss assessment of receivables and contract assets, due to the fact that the amount of uncollected and aged receivables and contract assets was relatively higher than the amount in 2022.

Net Profit/(Loss). As a result of the foregoing, our net loss decreased by CNY9.86 million from CNY22.30 million for the year ended December 31, 2022 to CNY12.44 million for the year ended December 31, 2023.

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

The Period Ended July 28, 2023 and The Year Ended December 31, 2022

Revenue. Revenue from discontinued operations decreased by CNY7.56 million from CNY20.31 million for the year ended December 31, 2022 to CNY12.75 million for the period ended July 28, 2023. The decrease in revenues was mainly caused by the shorter operating period of the discontinued operations due to our disposal of PST Technology in July 2023.

Cost of sales. Cost of sales from discontinued operations decreased by CNY8.62 million from CNY14.49 million for the year ended December 31, 2022 to CNY5.87 million for the period ended July 28, 2023. The decrease in cost of sales was mainly caused by the shorter operating period of the discontinued operations due to our disposal of PST Technology in July 2023.

Selling and Distribution Expenses. Selling and distribution expenses from discontinued operations decreased by CNY0.26 million from CNY0.70 million for the year ended December 31, 2022 to CNY0.44 million for the period ended July 28, 2023. The decrease was mainly due to tighter expense control efforts in 2023 and the shorter operating period of the discontinued operations due to our disposal of PST Technology in July 2023.

Administrative Expenses. Administrative expenses from discontinued operations decreased by CNY5.80 million from CNY11.50 million for the year ended December 31, 2022 to CNY5.70 million for the period ended July 28, 2023. The decrease was mainly caused by one-off technology consultancy fees incurred in 2022 for certain water treatment projects.

Other Income/(Losses). Other income/(loss) from discontinued operations decreased by CNY0.07 million from CNY0.21 million of loss for the year ended December 31, 2022 to CNY0.14 million of income for the period ended July 28, 2023. No material fluctuation was noted.

Impairment (Losses)/Reversal on Financial Assets. Impairment (losses)/reversal on financial assets from discontinued operations decreased by CNY11.00 million from CNY1.07 million of reversal for the year ended December 31, 2022 to a loss of 9.93 million for the period ended July 28, 2023. The decrease was the result of an expected credit loss assessment of receivables and contract assets, due to the fact that the amount of uncollected and aged receivables and contract assets was relatively higher than the amount in 2022.

Finance Costs. Finance costs from discontinued operations decreased by CNY1.68 million from CNY3.59 million for the year ended December 31, 2022 to CNY1.91 million for the period ended July 28, 2023. This was mainly due to the shorter operating period of the discontinued operations due to our disposal of PST Technology in July 2023.

Finance Income. Finance income from discontinued operations decreased by CNY6.80 million from CNY15.59 million for the year ended December 31, 2022 to CNY8.79 million for the period ended July 28, 2023. The decrease in finance income was mainly due to the decrease of interest income from the service concession arrangement relating to a financing component, which arose due to a guaranteed 28-year-long collection period for construction services for the Wujiang Project and the shorter operating period of the discontinued operations due to our disposal of PST Technology in July 2023.

Income Tax Expense. Income tax expense from discontinued operations decreased by CNY3.93 million from CNY5.86 million for the year ended December 31, 2022 to CNY1.93 million for the period ended July 28, 2023. The decrease was mainly caused by lower revenue in 2023.

(Loss)/Profit. As a result of the foregoing, profit for discontinued operations decreased by CNY5.15 million, from CNY1.04 million of profit for the year ended December 31, 2022 to CNY4.11 million of loss for the period ended July 28, 2023.

Impact of Government Policies on the Company’s Operations

In 2024, the government maintained a series of targeted expansionary fiscal and monetary policies, along with supportive industrial policies, to bolster economic stability. In particular, a package of incremental policies was adopted in September 2024, which greatly boosted social confidence and speeded up recovery. Macroeconomic policies will largely impact on economic cycles, growth rates, inflation and interest rates, and eventually result in changes in supply and demand dynamics and price fluctuations in the markets we intend to serve. Industrial policies will more directly impact specific industries and to some extent determine market access, market potential, intensity of competition and profitability.

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

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. As of December 31, 2024, the Company financed its working capital requirements and capital expenditures through internally generated cash from prior years, non-interest-bearing loans from the Related-Party Debtholders, funds provided pursuant to the Cooperation Agreement, and the sale of 3,960,000 common shares and associated warrants to purchase up to 1,487,870 common shares at an offering price of US$2.20 per share in February 2024. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” In view of the cessation of the wastewater treatment business and the pre-revenue exploration stage of the Moruogu Tong Mine, the Company expects that the availability of internally generated funds to sustain operations will decrease for the foreseeable future. As we are actively exploring new business opportunities in lithium resources in Zimbabwe, we may face growing shortage of working capital in the near future. Although we believe that our working capital is sufficient for our present requirements and to continue our current operations over the next 12 months, we envisage engaging in further capital-raising activities in pursuit of other business opportunities in the PRC to diversify our operations as we move into our next phase of growth.

We have received letters from Feishang Group and Feishang Enterprise, entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, which state that Feishang Group and Feishang Enterprise will provide continuous financial support to the Group in relation to the going concern of its operations, and will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations , and that Feishang Enterprise will pay debts on behalf of the Group when needed. As such, we believe that we will be able to obtain adequate amounts of cash to meet our requirements beyond the next 12 months.

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

As of December 31, 2024, the breakdown of cash (in thousands) held in different currencies is as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY1,469	1,469	201
HK$263	247	34
US$187	1,366	187
Total	3,082	422

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

Cash Flows

The following table sets forth the Company’s cash flows (in thousands) for each of the three years ended December 31, 2022, 2023, and 2024:

	Years Ended December 31,
	2022	2023	2024
	CNY	CNY	CNY	US$
Cash and cash equivalents at beginning of year	58,359	31,695	4,753	671
Net cash (used in)/from operating activities	(12,786)	13,328	(7,417)	(1,025)
Net cash from/(used in) investing activities	7,050	(1,054)	1	—
Net cash (used in)/from financing activities	(22,833)	(37,930)	15,111	2,070
Net (decrease)/ increase in cash and cash equivalents	(28,569)	(25,656)	7,695	1,045
Effect of exchange rate changes on cash	1,905	(1,286)	(9,366)	(1,294)
Cash and cash equivalents at end of year	31,695	4,753	3,082	422

Operating Activities

Net cash used in operating activities was CNY7.42 million (US$1.03 million) in 2024, compared to net cash inflow of CNY13.33 million in 2023. The cash outflows were mainly attributable to settlements of other payables and accruals in 2024.

Net cash generated from operating activities was CNY13.33 million in 2023, compared to net cash used in operating activities of CNY12.79 million in 2022. The increase of cash inflows from operations in 2023 was mainly attributable to decreased operating loss in 2023.

Investing Activities

Net cash from investing activities was CNY1.00 thousand (US$0.14 million) in 2024, compared to net cash outflows of CNY1.05 million in 2023. The cash inflows in 2024 mainly represents proceeds from disposal of property, plant and equipment.

Net cash used in investing activities was CNY1.05 million in 2023, as compared to net cash from investing activities of CNY7.05 million in 2022. The cash inflows from investing activities in 2022 mainly represents loan interests received from loan due from Shenzhen Chaopeng Investment Co., Limited (“Shenzhen Chaopeng”), an unrelated company.

Financing Activities

Net cash from financing activities was CNY15.11 million (US$2.07 million) in 2024, compared to CNY37.93 million in 2023. The cash inflows in 2024 mainly represent net proceeds received from private placement on February 21, 2024.

Net cash used in financing activities was CNY37.93 million in 2023, as compared to net cash used in financing activities of CNY22.83 million in 2022. The increase in cash outflows in financing activities was the combined effect of a decrease in the amount of net repayments to related parties in 2023 and cash outflows as a result of disposal of PST Technology on July 28, 2023.

Equity Financing

On February 21, 2024, we raised approximately US$3.01 million in net proceeds through our registered direct offering of common shares and private placement of warrants after deducting placement agent’s fees and other fees and expenses. On January 20, 2021, we raised approximately US$6.37 million in net proceeds through our registered direct offering of common shares and private placement of warrants after deducting placement agent’s fees and other fees and expenses. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.”

Capital Expenditures

Our capital expenditures were incurred primarily in connection with the purchase of property, plant and equipment for office use. Our capital expenditures were CNY0.02 million, CNY0.01 million and CNY3,680 (US$504) in 2022, 2023 and 2024, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from internally generated cash from prior years, non-interest-bearing loans from the Related-Party Debtholders, and the proceeds from private placements in 2021 and 2024 will continue to meet our capital expenditure needs in the foreseeable future. However, as we are actively exploring new business opportunities in lithium resources in Zimbabwe, we may face growing shortage of working capital in the near future, and we envisage engaging in further capital-raising activities in pursuit of other business opportunities in the PRC to diversify our operations as we move into our next phase of growth. In addition, Feishang Group Limited and Feishang Enterprise Group Company Limited, related parties which have provided non-interest-bearing loans, have confirmed they will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

Material Cash Requirement

Other than the ordinary cash requirements for our operations and capital expenditures, our material cash requirements as of December 31, 2024 primarily include our contractual obligations.

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

Contractual Obligations

The following table summarizes our contractual obligations (in thousands) as of December 31, 2024:

Payments due by period
	Total	Within 1 year	1 to 3 years	3 to 5 years	Thereafter
	CNY	CNY	CNY	CNY	CNY

Lease liabilities	—	—	—	—	—
Long-term debt obligations, including current portion	—	—	—	—	—
	—	—	—	—	—

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

Except as disclosed above and discussed under “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of FARL Shares in Exchange for Newly Issued Company Shares,” “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of PST Technology,” “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions –Acquisition of Williams Minerals,” and “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions –Sale of PST Technology,” there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2022, 2023 and 2024.

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

On December 22, 2023, the Company entered into the Amendment Agreement to the Zimbabwe SPA by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the Acquisition from December 31, 2023 to December 31, 2024. On December 31, 2024, the Company entered into a second amendment agreement to the Zimbabwe SPA to further extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025.

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

During 2024, the world witnessed prolonged geopolitical conflicts, persistent high inflation and interest rate in many major economies and ongoing Sino-US friction, which led to disruptions to and notable fluctuations in the commodity market worldwide. The Chinese government stepped up policy efforts and maintained a series of targeted expansionary fiscal and monetary policies, along with supportive industrial policies, to bolster economic stability. In particular, a package of incremental policies was adopted in late September, which greatly boosted social confidence and speeded up recovery. Macroeconomic policies will largely impact economic cycles, growth rates, inflation and interest rates, and eventually result in changes in supply and demand dynamics and price fluctuations in the markets we intend to serve. Industrial policies will more directly impact specific industries and to some extent determine market access, market potential, intensity of competition and profitability. In the near future, we are likely to see further a series of highly supportive macroeconomic and industrial policies in various fields, but the extent and speed of economic recovery remains highly uncertain due to risks relating to the real estate sector, local government debt, escalating trade frictions, the ongoing geopolitical tensions and high interest rates of major economies, which might adversely affect the Chinese economy, our business operations and profitability. For further details on the impact of government policies, market uncertainties and high interest rates, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to Our Mine Exploration Activities in Inner Mongolia – Volatility in the market prices of metals may adversely affect the results of our operations,” and “Item 5.A. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Operating Results – Impact of Government Policies on the Company’s Operations.”

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

E.	Critical Accounting Estimates

Not applicable.

New IFRS Pronouncements

For a detailed discussion of new accounting pronouncements, please see Notes 2.4 and 2.5 to our audited consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive Officers and Directors

The following table identifies the current directors and executive officers of the Company, and sets forth their ages and positions with the Company:

Name	Age	Position

Wong Wah On Edward	61	Chairman of the Board of Directors, President and Chief Executive Officer
Tam Cheuk Ho	62	Director
Zhu Youyi	44	Chief Financial Officer and Corporate Secretary
Lam Kwan Sing	55	Non-employee Director
Ng Kin Sing	62	Non-employee Director
Yip Wing Hang	58	Non-employee Director
Li Feilie	59	Director of Subsidiaries

Mr. Wong Wah On Edward was appointed as a director in April 2015, and as Chairman of the Board of Directors, President and Chief Executive Officer in August 2016. Mr. Wong has served as the director of Feishang Anthracite since February 2013. He served as a director of the Company from January 1999 to January 2014, as its financial controller from December 2004 to January 2008, as its secretary from February 1999 to January 2014, and as its chief financial officer from January 2008 to January 2014. Mr. Wong is a co-owner and has been principally employed as a director of Anka, a privately held company, since April 2008. Mr. Wong has also served as an independent non-executive director of Quali-Smart Holdings Limited, a company listed in Hong Kong since September 2015. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate member of the Hong Kong Chartered Governance Institute. He is also a certified public accountant (practicing) in Hong Kong.

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

Mr. Lam Kwan Sing has been a non-employee director and a member of CHNR’s Audit Committee and Nominating and Governance committee since December 2004, and a member of its Compensation Committee since November 2007. Mr. Lam has been an independent non-executive director of Summit Ascent Holdings Limited, a Hong Kong listed company, from June 2019 to January 2024. From November 2016 to June 2022, Mr. Lam was the chief executive officer and executive director of SFund International Holdings Ltd., a Hong Kong listed company. He is also an independent non-executive director of Aceso Life Science Group, a Hong Kong listed company, since August 2012. Mr. Lam holds a bachelor’s degree in Accountancy from the City University of Hong Kong.

Mr. Ng Kin Sing has been a non-employee director and a member of CHNR’s Audit Committee and Nominating and Governance Committee since December 2004, and a member of its Compensation Committee since November 2007. From March 2012 to the present, Mr. Ng has been the director of Sky Innovation Limited, a private investment company. Mr. Ng holds a bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Dr. Yip Wing Hang has been a non-employee director and a member of CHNR’s Audit Committee and Nominating and Governance Committee since June 2006, and a member of its Compensation Committee since November 2007. From January 2018 to the present, Dr. Yip has been the senior director of Winsome Asset Management Ltd., where he is responsible for managing high-net-worth clients’ assets on a discretionary basis. Dr. Yip has served as adjunct associate professor at the Institute of China Business, the University of Hong Kong since 2013. Dr. Yip holds a doctorate degree from the University of Wales TSD, a master’s degree in Sustainability from the University of Cambridge, a master’s degree in Management from Harvard University and a master’s degree in Accounting and Finance from the Lancaster University, United Kingdom. He is also a Chartered Banker in the United Kingdom and a Certified Banker in Hong Kong.

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

Key Employees

The following table identifies the senior management of Bayannaoer Mining, and his age and position:

Name	Age	Position

Yu Jun	57	General Manager of Bayannaoer Mining

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

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2024, to each of the individuals identified in “Item 6.A. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Directors and Senior Management” above.

Name	Compensation (US$)	Number of options to purchase common shares	Exercise price (US$/share)	Expiration date
Directors and Executive Officers
Lam Kwan Sing	15,385	—	—	—
Li Feilie[1]	1	—	—	—
Ng Kin Sing	15,385	—	—	—
Peng Wenlie	1	—	—	—
Tam Cheuk Ho2	1	—	—	—
Wong Wah On Edward[2]	1	—	—	—
Yip Wing Hang	15,385	—	—	—
Zhu Youyi	27,610	—	—	—
Zou Yu	1	—	—	—
Key Employees
Yu Jun	10,619	—	—	—

———————

1	Mr. Li serves as director of certain subsidiaries of the Company. The amount does not include payments under an office sharing agreement pursuant to which Feishang Enterprise, a company controlled by Mr. Li, provides our subsidiary Feishang Management with certain shared office space (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below).

2	The amounts do not include payments to Anka under an office sharing agreement pursuant to which Anka provides certain accounting, administrative and secretarial services to the Company (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below). Anka is jointly owned by Messrs. Wong Wah On Edward and Tam Cheuk Ho.

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

On March 7, 2019, we entered into an employment agreement with Mr. Yu Jun for his services as general manager of Bayannaoer Mining for a term of one year expiring on March 6, 2020. The agreement was renewed on March 7, 2020, March 7, 2021, and March 7, 2022, respectively, with the same initial terms. For his services, Mr. Yu receives a basic salary at the rate of CNY5,000 (US$685) per month, and is eligible for a bonus. Mr. Yu also enjoys certain perquisites and is eligible for bonuses. These amounts are included in the table above.

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

On January 1, 2019, we entered into an employment agreement with Mr. Ma Xiongbing for his services as general manager of Shanghai Onway for a term of five years expiring on December 31, 2024. For his services, Mr. Ma receives a basic salary at the rate of CNY31,200 (US$4,275) per month. Mr. Ma Xiongbing is no longer considered as an executive officer of the Company after the sale of PST Technology.

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive officers or directors. For each of the three years ended December 31, 2022, 2023 and 2024, no increases in cash compensation were determined by the Compensation Committee under the service agreements, and we paid or accrued nil, nil and nil, respectively, for cash compensation to our executive officers for their services as such.

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

Non-Employee Director Compensation

We pay our independent directors a monthly director’s fee equal to HK$10,000 (US$1,282). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We reimburse out-of-pocket expenses incurred by directors in attending Board and committee meetings. During the fiscal year ended December 31, 2024, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of the date of this annual report:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders 2014 Equity Compensation Plan	1,620,000	$3.115	N/A
Equity compensation plans approved by security holders 2024 Equity Compensation Plan	—	—	1,973,153
Equity compensation plans not approved by security holders	—	N/A	—
Total	1,620,000	$3.115	1,973,153

Stock Option Plan

The 2024 Plan was authorized by our Board of Directors on June 20, 2024, and was ratified and approved by members on October 24, 2024.

The purposes of the 2024 Plan are to:

•	Encourage ownership of our common shares by our officers, directors, employees and advisors;

•	Provide additional incentive for them to promote our success and our business; and

•	Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

The 2024 Plan is administered by the Board of Directors or a committee designated by the Board (the “Plan Committee”). The 2024 Plan allows the Board or Plan Committee to grant various incentive equity awards not limited to stock options. The Company has reserved a number of common shares equal to 20% of the issued and outstanding common shares of the Company, from time to time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2024 Plan. Stock appreciation rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Board or Plan Committee determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Board or Plan Committee determines.

The Board or Plan Committee may determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common shares at the time of the award. All questions relating to the administration of the 2024 Plan and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Board or Plan Committee.

A total of 1,675,579 common shares (as adjusted by a five-to-one share combination on April 3, 2023) were reserved for issuance under the 2014 Plan. On July 14, 2022, option awards have been granted to certain eligible individuals covering an aggregate of 1,620,000 (as adjusted by a five-to-one share combination on April 3, 2023) of the Company’s common shares under the 2014 Plan. The 2014 Plan terminates on June 19, 2024. A total of 1,973,153 common shares have been reserved for issuance under the 2024 Plan at the time of adoption of the 2024 Plan by the Board of Directors. No awards have yet been made under the 2024 Plan as of the date of this annual report. The 2024 Plan terminates on September 25, 2034.

C.	Board Practices

As provided by our Memorandum and Articles, each director is to hold office for a three-year term expiring at the annual meeting of shareholders held in the third year after his or her appointment. At the annual meeting of shareholders in 2024, Messrs. Lam Kwan Sing and Yip Wing Hang were elected to serve as Class II directors until the annual meeting to be held in 2027. Mr. Ng Kin Sing serves as Class I directors until the annual meeting to be held in 2026. Messrs. Wong Wah On Edward and Tam Cheuk Ho serve as Class III directors until the annual meeting to be held in 2025.

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

Audit Committee

Our Board of Directors has established an Audit Committee that operates pursuant to a written charter. Our Audit Committee, whose members currently consist of Yip Wing Hang (Chairman), Lam Kwan Sing and Ng Kin Sing, is principally responsible for ensuring the accuracy and effectiveness of the annual audit of the financial statements. The duties of the Audit Committee include, but are not limited to:

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

The following table sets out the number of employees as of December 31, 2022, 2023, and 2024, including their principal category of activity and geographic location.

		Years Ended December 31,
		2022	2023	2024

Hong Kong	Accounting, administration and management	2	2	2
		2	2	2

The PRC	Accounting, administration and management (Shenzhen)	1	1	1
	Accounting, administration and management (Bayannaoer)	4	4	4
	Accounting, administration and management (Shanghai Onway)	36	—	—
	Sales and purchasing	3	—	—
	Cashier	4	1	1
	Construction management	16	—	—
	Mining exploration	1	1	1
		65	9	9
Total		67	9	9

E.	Share Ownership

The following table sets forth, as of the date of this annual report, the share ownership of the Company’s common shares by:

•	each of the individuals disclosed in response to Item 6.B. of this annual report; and

•	each person known to us to beneficially own more than 5% of our common shares.

The calculations in the table below are based on 9,865,767 common shares issued and outstanding as of the date of this annual report, excluding a total of 1,190,297 common shares that represent common shares underlying the Warrants that are issuable upon exercise of the Warrants by cash and without adjustment.

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

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class
Directors and Executive Officers
Li Feilie	5,371,553	(1)	54.45%
Wong Wah On Edward	80,000		0.81%
Tam Cheuk Ho	56,386		0.57%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Yu Jun	—		—
Zhu Youyi	—		—
Officers and directors as a group (8 persons)	5,507,939		55.83%
Principal Shareholders
Li Feiwen	770,773	(2)	7.36%
Woo Chun Kei Kackie	740,000	(3)	6.98%
Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B	557,951	(4)	5.66%

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

(1)	Mr. Li is not an officer or director of CHNR but is an officer and/or director of certain of our subsidiaries, and ultimately controls the Company through his beneficial ownership of our shares, his ability to elect the Board of Directors and his ownership of a substantial amount of Company debt. This number consists of (a) 5,311,553 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly owned by Mr. Li, and (b) 60,000 outstanding common shares held by Mr. Li.

(2)	This number consists of (a) 170,773 outstanding common shares held in the name of Mr. Li, and (b) 600,000 options held in his name that is exercisable within 60 days as of the date hereof.

(3)	This number consists of 740,000 options held in the name of Mr. Woo that is exercisable within 60 days as of the date hereof.

(4)	This number represents 557,951 common shares issuable upon exercise of certain warrants held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B. Ayrton Capital LLC, the investment manager to Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, has discretionary authority to vote and dispose of the shares held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and may be deemed to be the beneficial owner of these shares. Waqas Khatri, in his capacity as Managing Member of Ayrton Capital LLC, may also be deemed to have investment discretion and voting power over the shares held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B. Ayrton Capital LLC and Mr. Khatri each disclaim any beneficial ownership of these shares. The address of Ayrton Capital LLC is 55 Post Rd West, 2nd Floor, Westport, CT 06880.

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

Major Shareholders

Please refer to “Item 6.E. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Share Ownership.”

Significant Changes in Ownership

In January 2021, we issued 3.96 million common shares in a registered offering, and concurrently privately placed warrants exercisable for up to 1.98 million common shares. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” In July 2021, we issued 3.0 million common shares, and transferred our 120 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.41 million), to Feishang Group in exchange for all outstanding shares of PST Technology and the transfer to us of approximately CNY130.0 million (US$17.81 million) of PST Technology’s outstanding debt previously owed to Mr. Li Feilie. On July 28, 2023, we transferred 100% equity interest of PST Technology to Feishang Group, together with PST Technology’s outstanding payable owned to the Company, for consideration of approximately CNY95,761,119, comprising: (i) CNY-34,197,300, the fair value of 100% equity interest of PST Technology as determined by the independent valuation report dated July 28, 2023; (ii) CNY 129,958,419, the book value of PST Technology’s outstanding payable owed to the Company. See “Item 4.A. – Information on the Company – History and Development of the Company – Acquisition and Sale of PST Technology.” In February 2024, we issued 1.49 million common shares in a registered offering, and concurrently privately placed warrants exercisable for up to 1.19 million common shares. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” Other than the foregoing events, there have been no significant changes in the percentage of ownership held by the major shareholder during the past three years.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of April 30, 2025, on that date our common shares were held of record by approximately 179 persons, 157 of whom, holding approximately 37.8% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

In 2024, we received an aggregate amount of HK$1.00 million (US$0.13 million) from Anka in the form of interest-free loans to us.

We have received letters from Feishang Group and Feishang Enterprise, entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, both dated May 15, 2025 which state that Feishang Group and Feishang Enterprise will provide continuous financial support (in the form of interest-free loans) to us in relation to the going concern of our operations, including not recalling any amounts due to them until we are in a position to settle the amounts due without having a detrimental impact on our financial resources, and that Feishang Enterprise will pay debts on our behalf when needed. As far as the Company understands, there are no limitations on the amount, provision or duration of support from Feishang Group or Feishang Enterprise.

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

Transfer of Equity Interests of Yangpu Lianzhong

On April 28, 2021, the Company’s subsidiary China Coal entered into an equity transfer agreement to transfer 100% of the equity interests of Yangpu Lianzhong Mining Co., Limited (“Yangpu Lianzhong”) to the Company’s external related party, Shenzhen Feishang Energy Investment Co., Limited (“Feishang Energy”), for a total consideration of CNY103.767 million (US$14.22 million). Rather than receiving cash as a result of this transaction, the consideration offset amounts due to Feishang Energy under a series of creditor right transfer agreements. Please see Note 28 of our audited consolidated financial statements for more information. Feishang Energy is a wholly owned subsidiary of Feishang Enterprise, which is controlled by our principal beneficial owner Mr. Li Feilie. Because of the transfer of the equity interests, Yangpu Lianzhong is no longer a subsidiary of the Company.

Acquisition and Sale of PST Technology

On July 27, 2021, the Company entered into the PST Technology SPA with Mr. Li Feilie pursuant to which the Company issued three million restricted shares of the Company’s common shares, and transferred its 120 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.41 million), to Feishang Group in exchange for all outstanding shares of PST Technology Limited and the transfer to the Company of approximately CNY130.0 million (US$18.4 million) of PST Technology’s outstanding debt previously owed to Mr. Li, which debt was eliminated upon consolidation. PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC projects and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. The total value of the consideration that the Company provided to Mr. Li was approximately CNY104.1 million (US$14.26 million), which amount was a 20% discount to the valuation (including the assigned debt) of PST Technology provided by an independent valuation firm.

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

On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the sale and purchase agreement Dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. On December 31, 2024, the parties entered into the Amendment Agreement II to further extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025.

The foregoing description of the Zimbabwean SPA, as amended, is only a summary and is qualified in its entirety by reference to the Sale and Purchase Agreement dated February 27, 2023, the Amendment Agreement dated December 22, 2023, and the Amendment Agreement II dated December 31, 2024, by and among China Natural Resources, Inc., Feishang Group Limited, Top Pacific (China) Limited, Li Feilie and Yao Yuguang, a copy of each of which has been incorporated by reference as Exhibit 4.17, Exhibit 4.20 and Exhibit 4.23 to this annual report.

Commercial Transactions with Related Companies

Commercial transactions with related companies (in thousands) are summarized as follows:

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

CHNR’s share of office rental, rates and others to Anka (1)	1,175	445	797	109
Feishang Management’s share of office rental to Feishang Enterprise (2)	166	166	166	23
Shenzhen New PST’s share of office rental to Feishang Enterprise (3)	90	53	—	—

———————

(1)	The Company signed a contract with Anka to lease 184 square meters of office premises for 2 years, from July 1, 2018 to June 30, 2020, subsequently extended to June 30, 2025. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka. Costs presented here include both rent and services.

(2)	On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2024, which will expire on September 30, 2025.

(3)	The Company’s then subsidiary, Shenzhen New PST, signed a contract with Feishang Enterprise to lease 96 square meters of office premises for 12-month period from March 14, 2022 to March 13, 2023 and renewed the contract with same terms for another 12-month period from March 14, 2023 to March 13, 2024.

Balances with Related Parties

	(Amounts in thousands)
	As of December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$
Payables to related parties
Feishang Enterprise (1)(2)	495	6,078	10,422	1,428
Feishang Group (1)(3)	7,153	85,673	78,567	10,766
Anka Capital Limited (“Anka Capital”) (4)	2,913	2,991	939	129

Lease liabilities to related parties
Anka (4)	1,022	360	—	—

———————

(1)	Feishang Enterprise and Feishang Group are entities controlled by Mr. Li Feilie, who is the principal beneficial owner of the Company.

(2)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(3)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(4)	Anka Capital and Anka are each jointly owned by Messrs. Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company. The payable to Anka Capital represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

On July 5, 2024, we received a deficiency letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company that, for the preceding 30 consecutive business days, the closing bid price for the Company’s Common Shares was below the minimum $1.00 per share requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq rules, the Company was provided an initial period of 180 calendar days, or until January 2, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). The Company was unable to regain compliance with Nasdaq Listing Rule 5550(a)(2) by January 2, 2025.

On January 3, 2025, Nasdaq granted the Company an additional 180 calendar days, or until June 30, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). Nasdaq's determination to grant the second compliance period was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on Nasdaq, with the exception of Nasdaq Listing Rule 5550(a)(2), and the Company's written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

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

On July 21, 2021, we issued 3.0 million common shares, and transferred our 120.0 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.41 million), to Feishang Group in exchange for all outstanding shares of PST Technology and the transfer to us of approximately CNY130.0 million (US$17.81 million) of PST Technology’s outstanding debt previously owed to Li Feilie. See “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition and Sale of PST Technology” for additional information.

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

On August 3, 2023, the Company entered into a set-off letter with Feishang Group, the Company’s controlling shareholder, pursuant to which the Company and Feishang Group agreed to set off the amount of CNY95,761,119 payable from the Company to Feishang Group under the PST Technology sale and purchase agreement against the promissory note in the amount of US$245,000,000 the Company issued to Feishang Group on April 23, 2023 at an exchange rate of US$1.00 = CNY7.1427 such that a sum of US$13,406,852 shall be deducted from the principal amount due under the promissory note.

On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the Zimbabwe SPA with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. On December 31, 2024, the Company entered into the Amendment Agreement II to further extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025. See “Item 4.A. – INFORMATION OF THE COMPANY – History and Development of the Company – Acquisition of Williams Minerals” for additional information.

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

Equity Price Risk

We were not exposed to equity price risk as of December 31, 2024, following the disposal of FARL’s equity securities in July 2021.

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

Commodity Price Risk

We were not exposed to commodity price risk as of December 31, 2024, as we did not have any copper ore in inventory on that date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange Act. As of December 31, 2024, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2024, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the periods specified by the SEC’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2024, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2024 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

The following table shows the fees that we paid for audit and other services provided by Ernst & Young Hua Ming LLP (PCAOB ID No. 1408), Beijing, China, and ARK Pro CPA & Co (PCAOB ID No. 3299), our independent registered public accounting firms, for fiscal years 2023 and 2024, respectively.

	Fiscal Year 2023		Fiscal Year 2024

Ernst & Young Hua Ming
Audit Fees	US$	395,766	US$	20,000
Audit-Related Fees		—	US$	189,958
Tax Fees	US$	35,337		—
All Other Fees		—		—

Total	US$	431,103	US$	209,958

ARK Pro CPA & Co
Audit Fees	US$	—	US$	—
Audit-Related Fees		—		—
Tax Fees		—		—
All Other Fees		—		—

Total	US$	—	US$	—

Audit Fees – This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. Since ARK Pro CPA & Co have been appointed as the Company’s auditor subsequent to December 31, 2024, no fee was billed during the year then ended.

Audit-Related Fees – This category includes the fees for the related filing of a resale registration statement on Form F-1, F-3 and Form S-8 in 2023 and 2024.

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Audit Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. All the audit fees, audit related fees and tax fees paid to Ernst & Young Hua Ming LLP with respect to fiscal years 2023 and 2024 were approved by the Audit Committee, respectively.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective April 8, 2025, we engaged ARK Pro CPA & Co (“ARK”) as our independent registered public accounting firm. The change of our independent registered public accounting firm and the appointment of ARK was made after a careful and thorough evaluation process and has been approved by the audit committee and board of directors.

On April 3, 2025, we dismissed Ernst & Young Hua Ming LLP (“EY”) as our independent registered public accounting firm. The audit report of EY on the Company’s consolidated financial statements for the fiscal year ended December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the audit for the fiscal year ended December 31, 2023 and the subsequent period through the dismissal date of April 3, 2025, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for such year, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

For the fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through April 8, 2025, neither the Company nor anyone acting on its behalf consulted with ARK on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by ARK that ARK concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

We had provided a copy of this disclosure to EY and requested that EY furnish us with a letter addressed to the SEC indicating whether it agrees with such disclosure. A copy of EY’s letter dated April 8, 2025 is attached hereto as Exhibit 16.1.

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

Our insider trading policy is included in our code of ethics, which is filed as Exhibit 11.1 to this Annual Report on Form 20-F, and the terms of which are incorporated by reference herein. See “Item 16B. Code of Ethics” and “Item 19. Exhibits.”

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

Exhibit No.	Exhibit Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Exhibit 99.1 to the Current Report on Form 6-K furnished January 30, 2014, and incorporated herein by reference).
2.1	Description of China Natural Resources, Inc.’s Securities Registered under Section 12 of the Securities Exchange Act of 1934, as Amended (included as Exhibit 2.1 to the Annual Report on Form 20-F filed June 12, 2020, and incorporated herein by reference).
2.2	Form of Investors Warrant (included as Exhibit 2.1 to the Current Report on Form 6-K furnished February 21, 2024, and incorporated herein by reference).
2.3	Form of Placement Agent Warrant (included as Exhibit 2.2 to the Current Report on Form 6-K furnished February 21, 2024, and incorporated herein by reference).
4.1	2014 Equity Compensation Plan (included as Annex A of Exhibit 99.1 to the Current Report on Form 6-K furnished August 13, 2014, and incorporated herein by reference).
4.2	Service Agreement dated as of April 2, 2015, by and between the Company and Tam Cheuk Ho (included as Exhibit 99.1 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).
4.3	Service Agreement dated as of April 2, 2015, by and between the Company and Wong Wah On Edward (included as Exhibit 99.2 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).
4.4	License Agreement dated April 1, 2017, by and between Anka Consultants Limited and China Natural Resources, Inc. (included as Exhibit 4.15 to the Annual Report on Form 20-F filed June 19, 2017, and incorporated herein by reference).
4.5	Inner Mongolia Wulatehouqi Moruogu Tong Mine Cooperation Agreement on Mineral Exploration dated August 20, 2017, by and between Bayannaoer City Feishang Mining Company Limited and Bayannaoer Jijincheng Mining Co., Ltd. (included as Exhibit 4.25 to the Annual Report on Form 20-F filed April 30, 2018, and incorporated herein by reference).
4.6	Sale and Purchase Agreement dated July 27, 2021, by and between China Natural Resources, Inc. and Li Feilie (included as Exhibit 4.1 to the Current Report on Form 6-K furnished July 27, 2021, and incorporated herein by reference).
4.7	Confirmation of Financial Support to China Natural Resources, Inc., dated May 15, 2023, from Feishang Group Ltd. (included as Exhibit 4.7 to the Annual Report on Form 20-F filed May 15, 2023, and incorporated herein by reference).
4.8	Confirmation of Financial Support to China Natural Resources, Inc., dated May 15 2023, from Feishang Enterprise Group Co., Ltd. (included as Exhibit 4.8 to the Annual Report on Form 20-F filed May 15, 2023, and incorporated herein by reference).
4.9	Domestic Garbage and Sewage Treatment Infrastructure at Villages and Towns, Wujiang District, Whole PPP Project Package, PPP Project Contract – Purchaser: Housing and Urban-Rural Development Bureau of Wujiang District, Shaoguan City, by and among Shanghai Onway Environmental Development Co., Ltd., Guangzhou Ruiyi Environmental Protection Technology Co., Ltd., Guangdong Xifu Environmental Protection Technology Co., Ltd., Guangdong Xinzhen Construction Engineering Co., Ltd., and Shaoguan Angrui Environmental Technology Development Co. Ltd., dated August 2018 (included as Exhibit 4.9 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.10	Fixed Assets Loan Contract, between the Bank of Communications Co., Ltd. and Shaoguan Angrui Environmental Technology Development Co. Ltd., dated August 29, 2019(included as Exhibit 4.10 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.11	Guarantee Contract, between Bank of Communications Co., Ltd. and Feishang Enterprise Group Co., Ltd., dated August 29, 2019 (included as Exhibit 4.11 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.12	Guarantee Contract, between Bank of Communications Co., Ltd. and Shanghai Onway Environmental Development Co., Ltd., dated August 29, 2019 (included as Exhibit 4.12 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.13	Accounts Receivable Pledge Contract, between Bank of Communications Co., Ltd. and Shaoguan Angrui Environmental Technology Development Co., Ltd., dated August 29, 2019 (included as Exhibit 4.13 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.14	Equity Pledge Contract, between Bank of Communications Co., Ltd. and Shanghai Onway Environmental Development Co., Ltd., dated August 29, 2019 (included as Exhibit 4.14 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.15	Loan Agreement, between Shenzhen Qianhai Feishang Environmental Investment Co., Ltd and Shenzhen Chaopeng Investment Co., Ltd, dated June 30, 2021 (included as Exhibit 4.15 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference ).
4.16	Irrevocable Letter of Guarantee for Joint and Several Liability, dated June 30, 2021, from Shenzhen Feishang Investment Co., Ltd. (included as Exhibit 4.16 to the Annual Report on Form 20-F filed May 15, 2023, and incorporated herein by reference).
4.17	Sale and Purchase Agreement dated February 27, 2023, by and among the Company, Feishang Group Limited, Top Pacific (China) Limited, Li Feilie and Yao Yuguang (included as Exhibit 99.2 to the Current Report on Form 6-K furnished February 28, 2023, and incorporated herein by reference).
4.18	Sale and Purchase Agreement dated July 28, 2023 by and between the Company and Feishang Group Limited (incorporated by reference to Exhibit 99.1 to our Form 6-K filed on July 28, 2023)

Exhibit No.	Exhibit Description
4.19	Set-off letter dated August 3, 2023 by and between the Company and Feishang Group Limited (included as Exhibit 4.19 to the Annual Report on Form 20-F filed April 30, 2024 and incorporated herein by reference)
4.20	Amendment Agreement dated as of December 22, 2023 to Sale and Purchase Agreement dated as of February 27, 2023 by and among the Company, Feishang Group and Top Pacific (China) Limited, Li Feilie and Yao Yuguang (incorporated by reference to Exhibit 99.1 to our Form 6-K filed on December 22,2023)
4.21	Form of Securities Purchase Agreement by and between the Company and the Investors (incorporated by reference to Exhibit 4.1 to our Form 6-K filed on February 21, 2024)
4.22	Placement Agency Agreement dated February 15, 2024 by and between the Company and FT Global Capital, Inc. (incorporated by reference to Exhibit 4.2 to our Form 6-K filed on February 21, 2024)
4.23

Amendment Agreement II dated December 31, 2024 to Sale and Purchase Agreement dated as of February 27, 2023 by and among the Company, Feishang Group and Top Pacific (China) Limited, Li Feilie and Yao Yuguang (incorporated by reference to Exhibit 99.1 to our Form 6-K filed on December 31, 2024)

8	Subsidiaries of the Registrant (filed herewith).
11.1	Code of Business Conduct and Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB filed March 30, 2004, and incorporated herein by reference)
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(furnished herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
15.1	Consent of ARK Pro CPA & Co(filed herewith).
15.2	Consent of Ernst & Young Hua Ming LLP(filed herewith).
15.3	Press Release dated May 15, 2025 (filed herewith).
97	Clawback Policy (included as Exhibit 97 to the Annual Report on Form 20-F filed April 30, 2024 and incorporated herein by reference)
101.INS	Inline XBRL Instance Document. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: May 15, 2025	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm, together with the consolidated financial statements for the Company and its subsidiaries, including:

a.	Consolidated statements of profit or loss for the years ended December 31, 2022, 2023 and 2024

b.	Consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024

c.	Consolidated statements of financial position as of January 1, 2021, December 31, 2023 and 2024

d.	Consolidated statements of changes in equity for the years ended December 31, 2022, 2023 and 2024

e.	Consolidated statements of cash flows for the years ended December 31, 2022, 2023 and 2024

f.	Notes to the consolidated financial statements

CHINA NATURAL RESOURCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pages

Report of Independent Registered Public Accounting Firm (PCAOB ID: 3299)	F-2 – F-3

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1408)	F-4

Consolidated statements of profit or loss for the years ended December 31, 2022, 2023 and 2024	F-5

Consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024	F-6

Consolidated statements of financial position as of December 31, 2023 and 2024	F-7 – F-8

Consolidated statements of changes in equity for the years ended December 31, 2022, 2023 and 2024	F-9

Consolidated statements of cash flows for the years ended December 31, 2022, 2023 and 2024	F-10 – F-11

Notes to the consolidated financial statements	F-12 – F-75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of China Natural Resources, Inc. and subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has accumulated deficit from recurring net losses and significant net operating cash outflow for the year ended December 31, 2024. All these factors raise doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 3 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

We have served as the Company’s auditor since 2025.

Hong Kong, China

May 15, 2025

PCAOB ID: 3299

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of China Natural Resources, Inc. (the “Company”) as of December 31, 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023,and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor from 2015 to 2025.

Beijing, the People’s Republic of China

April 30, 2024

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2022	2023	2024	2024
		CNY	CNY	CNY	US$
	Notes

CONTINUING OPERATIONS
Administrative expenses		(25,248)	(12,883)	(7,199)	(986)
Other income		699	3,742	2	1
Fair value gain on financial instruments, net		1,007	847	3,996	548
Finance costs		191	(48)	(28)	(4)
Finance income		13	5	69	9

LOSS BEFORE INCOME TAX	5	(23,338)	(8,337)	(3,160)	(432)

Income tax expense	7	—	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS		(23,338)	(8,337)	(3,160)	(432)

DISCONTINUED OPERATIONS
Profit/(loss) for the year from discontinued operations, net of tax	3	1,042	(4,106)	—	—

LOSS FOR THE YEAR		(22,296)	(12,443)	(3,160)	(432)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations		(23,338)	(8,337)	(3,160)	(432)
From discontinued operations		(1,285)	(5,504)	—	—
Non-controlling interests
From continuing operations		—	—	—	—
From discontinued operations		2,327	1,398	—	—

LOSS FOR THE YEAR		(22,296)	(12,443)	(3,160)	(432)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	8	(2.85)	(1.01)	(0.33)	(0.04)
- For loss from discontinued operations	8	(0.15)	(0.67)	—	—
- Loss per share	8	(3.00)	(1.68)	(0.33)	(0.04)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

LOSS FOR THE YEAR	(22,296)	(12,443)	(3,160)	(432)

Other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	(8,094)	(2,810)	(4,053)	(556)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	9,593	1,421	5,590	766

Total other comprehensive (loss)/income for the year, net of tax	1,499	(1,389)	1,537	210

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(20,797)	(13,832)	(1,623)	(222)

Attributable to:
Owners of the Company
From continuing operations	(21,839)	(9,726)	(1,623)	(222)
From discontinued operations	(1,285)	(5,504)	—	—
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	2,327	1,398	—	—

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(20,797)	(13,832)	(1,623)	(222)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands)

		December 31,
		2023	2024	2024
		CNY	CNY	US$
	Notes

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	53	49	7
Right-of-use assets	10	346	—	—
Other non-current assets	11	247,530	256,484	35,144

TOTAL NON-CURRENT ASSETS		247,929	256,533	35,151

CURRENT ASSETS
Prepayments		1,107	1,242	170
Other receivables	12	18	32	4
Cash and cash equivalents	13	4,753	3,082	422

TOTAL CURRENT ASSETS		5,878	4,356	596

TOTAL ASSETS		253,807	260,889	35,747

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands)

		December 31,
		2023	2024	2024
		CNY	CNY	US$
	Notes

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	14	100	280	38
Other payables and accruals	15	82,610	3,536	485
Derivative financial liabilities	16	—	2,138	293
Lease liabilities	10	360	—	—
Due to related companies		9,069	11,361	1,557
Due to the Shareholder		85,673	—	—

TOTAL CURRENT LIABILITIES		177,812	17,315	2,373

NON-CURRENT LIABILITIES
Other payables	15	—	76,945	10,543
Due to the Shareholder		—	78,567	10,766

TOTAL NON-CURRENT LIABILITIES		—	155,512	21,309

TOTAL LIABILITIES		177,812	172,827	23,682

EQUITY
Issued capital	19	450,782	450,782	61,768
Other capital reserves	19	758,775	772,465	105,845
Accumulated losses		(1,122,851)	(1,126,011)	(154,291)
Other comprehensive losses		(10,711)	(9,174)	(1,257)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		75,995	88,062	12,065
NON-CONTROLLING INTERESTS		—	—	—

TOTAL EQUITY		75,995	88,062	12,065

TOTAL LIABILITIES AND EQUITY		253,807	260,889	35,747

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands)

	Attributable to Owners of the Company
	Issued capital	Other capital reserves	Accumulated losses	Other comprehensive (loss)/income	Total	Non-controlling interests	Total equity
	CNY	CNY	CNY	CNY	CNY	CNY	CNY
Balance as of January 1, 2022	450,782	719,110	(1,084,387)	(10,821)	74,684	107,353	182,037
(Loss)/income for the year	—	—	(24,623)	—	(24,623)	2,327	(22,296)
Foreign currency translation adjustments	—	—	—	1,499	1,499	—	1,499
Total comprehensive (loss)/income for the year	—	—	(24,623)	1,499	(23,124)	2,327	(20,797)
Equity-settled share-based payments (Note 21)	—	16,209	—	—	16,209	—	16,209
Balance as of December 31, 2022	450,782	735,319	(1,109,010)	(9,322)	67,769	109,680	177,449

Balance as of January 1, 2023	450,782	735,319	(1,109,010)	(9,322)	67,769	109,680	177,449
(Loss)/income for the year	—	—	(13,841)	—	(13,841)	1,398	(12,443)
Foreign currency translation adjustments	—	—	—	(1,389)	(1,389)	—	(1,389)
Total comprehensive (loss)/income for the year	—	—	(13,841)	(1,389)	(15,230)	1,398	(13,832)
Disposal of PSTT (Note 3)	—	20,382	—	—	20,382	(111,078)	(90,696
Equity-settled share-based payments (Note 21)	—	3,074	—	—	3,074	—	3,074
Balance as of December 31, 2023	450,782	758,775	(1,122,851)	(10,711)	75,995	—	75,995

Balance as of January 1, 2024	450,782	758,775	(1,122,851)	(10,711)	75,995	—	75,995
Loss for the year	—	—	(3,160)	—	(3,160)	—	(3,160)
Foreign currency translation adjustments	—	—	—	1,537	1,537	—	1,537
Total comprehensive (loss)/income for the year	—	—	(3,160)	1,537	(1,623)	—	(1,623)
Issue of shares	—	13,207	—	—	13,207	—	13,207
Share-based payments (Note 21)	—	483	—	—	483	—	483
Balance as of December 31, 2024	450,782	772,465	(1,126,011)	(9,174)	88,062	—	88,062
Balance as of December 31, 2024 (US$)	61,768	105,845	(154,291)	(1,257)	12,065	—	12,065

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands)

		2022	2023	2024	2024
		CNY	CNY	CNY	US$
	Notes

OPERATING ACTIVITIES
Loss before income tax for the year		(16,432)	(10,512)	(3,160)	(432)
From continuing operations		(23,338)	(8,337)	(3,160)	(432)
From discontinued operations		6,906	(2,175)	—	—

Adjustments for:
Interest expenses		4,015	1,977	6	1
Interest income		(6,883)	(4,013)	—	—
Gain on disposal of property, plant and equipment		(5)	—	(2)	(1)
Consultants share-based payment expenses	5	16,152	3,074	125	17
Expenses related to issuance of shares	5	—	—	1,354	186
Fair value gain on financial instruments, net	5	(1,007)	(847)	(3,996)	(548)
Depreciation of property, plant and equipment	5	304	100	4	1
Depreciation of right-of-use assets	5	1,413	1,050	346	47
Amortization of intangible assets	5	813	460	—	—
Impairment (reversal)/loss on trade receivables	5	(3,989)	383	—	—
Impairment losses on contract assets	5	171	3,545	—	—
Impairment losses on other receivables	5	2,745	6,003	—	—
Impairment reversal on amounts due from related companies	5	—	—	—	—

Changes in working capital
Inventories		257	(182)	—	—
Trade and bills receivables		(10,764)	(4,406)	—	—
Contract assets		(5,165)	(1,550)	—	—
Prepayments		504	765	(136)	(19)
Other receivables		321	18	(14)	(2)
Other current assets		1,829	—	—	—
Trade payables		(792)	1,297	180	25
Other payables and accruals		3,280	5,749	(2,124)	(300)
Provisions		494	(494)	—	—

Cash (used in)/from operations		(12,739)	14,329	(7,417)	(1,025)

Income tax paid		(47)	(1,001)	—	—

Net cash flows (used in)/from operating activities		(12,786)	13,328	(7,417)	(1,025)

INVESTING ACTIVITIES
Interest received		7,291	—	—	—
Proceed from disposal of property, plant and equipment		—	—	5	1
Purchase of property, plant and equipment		(17)	(12)	(4)	(1)
Purchase of intangible assets		(5)	—	—	—
Prepayment for right-of-use assets		(228)	—	—	—
Purchase of structured deposit products		—	—	—	—
Disposal of property, plant and equipment		9	—	—	—
Disposal of a subsidiary		—	—	—	—
Loan to an unrelated company		—	—	—	—
Repayment from loans due from related companies		—	—	—	—
Proceeds from maturity of structured deposit products		—	—	—	—
Expenditures on mine development		—	(1,042)	—	—

Net cash flows from /(used in) investing activities		7,050	(1,054)	1	—

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands)

		Year Ended December 31,
		2022	2023	2024	2024
		CNY	CNY	CNY	US$
	Notes

FINANCING ACTIVITIES
Repayments of bank loans		(3,000)	(1,500)	—	—
Advances from related companies		—	3,932	1,292	177
Repayment to related companies		(2,765)	—	(3,150)	(432)
Advances from Shareholder		—	—	6,898	946
Repayments to the Shareholder		(6,885)	—	(7,892)	(1,083)
Payment of principal portion of lease liabilities		(1,120)	(925)	(373)	(53)
Payment of interest expenses on lease liabilities		(133)	(99)	(6)	(1)
Net proceed from issuance of shares		—	—	18,342	2,516
Dividends paid to non-controlling shareholders		—	—	—	—
Dividends paid to former non-controlling shareholders		(5,048)	—	—	—
Net cash outflow for the distribution of CHNR's 100% equity interest of PSTT		—	(37,460)	—	—
Interest paid		(3,882)	(1,878)	—	—

Net cash flows (used in)/from financing activities		(22,833)	(37,930)	15,111	2,070

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(28,569)	(25,656)	7,695	1,045

NET FOREIGN EXCHANGE DIFFERENCE		1,905	(1,286)	(9,366)	(1,294)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		58,359	31,695	4,753	671

CASH AND CASH EQUIVALENTS AT END OF YEAR	13	31,695	4,753	3,082	422

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances attributable to continued operations	6,040	4,753	3,082	422
Cash, bank balances and short-term deposits attributable to discontinued operations	25,655	—	—	—
Cash and cash equivalents as stated in the statement of cash flows	31,695	4,753	3,082	422

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company’s principal activity is investment holding. The Company’s subsidiaries (collectively with CHNR, the “Group”) are primarily involved in the exploration and mining in the People’s Republic of China (“PRC”).

CHNR’s principal shareholder is Feishang Group Limited (“Feishang Group” or the “Shareholder”), a BVI corporation. Mr. Li Feilie is the controlling shareholder of Feishang Group. In the opinion of the directors of the Company (the “Directors”), the ultimate parent of CHNR is Laitan Investment Limited, a BVI corporation.

As of 31 December 2024, the Company had direct and indirect interests in the following subsidiaries, the particulars of which are set out below:

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

*  Insignificant

The consolidated financial statements of the Group for the year ended December 31, 2024 were authorized for issuance in accordance with a resolution of the Directors executed on May 15, 2025.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

The Group incurred net losses for the years ended December 31, 2023 and 2024, respectively and net cash from operating activities was CNY13 million for the year ended December 31, 2023 and net cash used in operating activities was CNY7.4 million for the year ended December 31 2024. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.

During the year ended December 31, 2023, the Group has, through its subsidiary, sold all its water treatment segment assets and liabilities. This means there will be no revenues, but administrative and other operating expenses incurred in the near future as the mining and exploration segment is still at a developing stage. As of December 31, 2024, the Group had net current liabilities of CNY12.96 million and cash and cash equivalents of CNY3.08 million.

The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of the consolidated financial statements. In addition, the Group has received a financial support letter from its major shareholder. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating costs and expenses, generating operational cash flows as well as continuing to gain support from outside sources of financing. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

2.3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year’s consolidated financial statements:

Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”)

The nature and the impact of the new and revised IFRSs that are applicable to the Group are described below:

(a)	Amendments to IAS 1 require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Amendments to IFRS Practice Statement 2 Making Materiality Judgements provide non-mandatory guidance on how to apply the concept of materiality to accounting policy disclosures. The Group has disclosed the material accounting policy information in note 2.5 to the financial statements. The amendments did not have any impact on the measurement, recognition or presentation of any items in the Group’s financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following revised IFRSs, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these revised IFRSs, if applicable, when they become effective.

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements[1]
Amendments to IAS 21	Lack of Exchangeability[2]

1	Effective for annual periods beginning on or after 1 January 2024
2	Effective for annual periods beginning on or after 1 January 2025
3	No mandatory effective date yet determined but available for adoption

Further information about those IFRSs that are expected to be applicable to the Group is described below.

(a)	Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss resulting from a downstream transaction when the sale or contribution of assets constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The amendments are not expected to have any significant impact on the Group’s financial statements.

(b)	Amendments to IAS 7 and IFRS 7 clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Earlier application of the amendments is permitted. The amendments provide certain transition reliefs regarding comparative information, quantitative information as at the beginning of the annual reporting period and interim disclosures. The amendments are not expected to have any significant impact on the Group’s financial statements.

(c)	Amendments to IAS 21 specify how an entity shall assess whether a currency is exchangeable into another currency and how it shall estimate a spot exchange rate at a measurement date when exchangeability is lacking. The amendments require disclosures of information that enable users of financial statements to understand the impact of a currency not being exchangeable. Earlier application is permitted. When applying the amendments, an entity cannot restate comparative information. Any cumulative effect of initially applying the amendments shall be recognised as an adjustment to the opening balance of retained profits or to the cumulative amount of translation differences accumulated in a separate component of equity, where appropriate, at the date of initial application. The amendments are not expected to have any significant impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

(e)	Leases

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(e)	Leases (continued)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(e)	Leases (continued)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(h)	Investments and other financial assets

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(h)	Investments and other financial assets (continued)

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

(i)	Derecognition of financial assets

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

(j)	Impairment of financial assets

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(j)	Impairment of financial assets (continued)

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

(k)	Financial liabilities

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(k)	Financial liabilities (continued)

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

(l)	Derecognition of financial liabilities

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

(m)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(n)	Cash and cash equivalents

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

(o)	Employee benefits

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

(p)	Share-based payments

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(p)	Share-based payments (continued)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(r)	Foreign currencies

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

The consolidated financial statements are stated in CNY. The translation of amounts from CNY into US$ is supplementary information and is included solely for the convenience of the readers and has been made at the rate of exchange quoted by www.ofx.com on December 31, 2024 of US$1.00 = CNY7.2980. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2024 or at any other date.

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

(u)	Dividends

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(v)	Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period in which the costs, for which it is intended to compensate, are expensed.

(w)	Service concession arrangement – Discontinued Operations

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(w)	Service concession arrangement - Discontinued Operations (continued)

Operating services

Revenue relating to operating services is accounted for in accordance with the policy for “(aa) Revenue recognition-Revenue from contracts with customers-Operation services of service concession arrangements” below. Costs for operating services are expensed in the period in which they are incurred.

(x)	Revenue recognition – Discontinued Operations

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(x)	Revenue recognition – Discontinued Operations (continued)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(x)	Revenue recognition - Discontinued Operations (continued)

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

(y)	Contract assets and contract liabilities – Discontinued Operations

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

Provision for expected credit losses on financial assets at amortized cost and contract assets – Discontinued Operations

The policy for provision for ECLs on contract assets and financial assets at amortized cost including trade receivables, other receivables and amounts due from related parties is based on an ECL model. A considerable amount of estimation is required in assessing the available information which includes past collection history, age of balances, customer type and forecasts of future economic conditions to estimate the ECLs. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of a customers’ actual default in the future. The information about the ECLs on the Group’s contract assets and financial assets at amortized cost is disclosed in Note 12.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

The results of PSTT for the years/period are presented below.

	2022	For the period from January 1, 2023 to July 28, 2023	2024
	CNY	CNY	CNY
Revenue	20,306	12,748	—
Cost of sales	(14,485)	(5,872)	—
Gross profit	5,821	6,876	—
Selling and distribution expenses	(700)	(442)	—
Administrative expenses	(11,501)	(5,699)	—
Other income	205	142	—
Impairment reversal/(losses) on financial assets	1,073	(9,931)	—
Finance costs	(3,586)	(1,906)	—
Finance income	15,594	8,785	—

(LOSS)/PROFIT BEFORE INCOME TAX	6,906	(2,175)	—

Income tax expense	(5,864)	(1,931)	—

(LOSS)/PROFIT FOR THE YEAR/PERIOD FROM THE DISCONTINUED OPERATIONS	1,042	(4,106)	—
Attributable to:
Owners of the company	(1,285)	(5,504)	—
Non-controlling interests	2,327	1,398	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS (CONTINUED)

The net cash flows incurred by PSTT are as follows:

	2022	For the period from January 1, 2023 to July 28, 2023	2024
	CNY	CNY	CNY
Operating activities	(2,255)	15,162	—
Investing activities	(13)	(12)	—
Financing activities	(11,930)	(3,378)	—
Net foreign exchange difference	—	33	—
Net (decrease) /increase in cash and cash equivalents	(14,198)	11,805	—

Loss per share
– Basic, from the discontinued operations	(0.15)	(0.67)	—
– Diluted, from the discontinued operations	(0.15)	(0.67)	—

The calculations of basic and diluted earnings per share from discontinued operations are based on:

	2022	For the period from January 1, 2023 to July 28, 2023	2024
	CNY	CNY	CNY
Loss for the year attributable to owners of the Company from discontinued operations	(1,285)	(5,504)	—
Weighted average number of ordinary shares in issue during the year / period used in the basic and diluted earnings per share calculation (note 8)	8,189,617	8,222,658	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

As of and for the year ended December 31, 2024, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
Depreciation and amortization	(4)	—	(4)
Interest income	3	66	69
Finance costs	(1)	(27)	(28)
Fair value gain on financial instruments, net	—	3,996	3,996
Loss before income tax	(2,190)	(970)	(3,160)
Loss for the year from continuing operations	(2,190)	(970)	(3,160)
Total assets	259,091	1,798	260,889
Total liabilities	162,039	10,788	172,827

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

4.	SEGMENT INFORMATION (CONTINUED)

	US$
	Exploration and mining	Corporate activities	Total
Depreciation and amortization	(1)	—	(1)
Interest income	—	9	9
Finance costs	—	(4)	(4)
Fair value gain on financial instruments, net	—	432	432
Loss before income tax	(300)	(132)	(432)
Profit/(loss) for the year from continuing operations	(300)	(132)	(432)
Total assets	35,502	245	35,747
Total liabilities	22,203	1,479	23,682

As of and for the year ended December 31, 2023, the segment results were as follows (continued):

	CNY
	Exploration and mining	Corporate activities	Total
Depreciation and amortization	(4)	(692)	(696)
Interest income	1	4	5
Finance costs	(1)	(47)	(48)
Fair value gain on financial instruments, net	—	847	847
Profit/(loss) before income tax	1,263	(9,600)	(8,337)
Other income*	3,742 *	—	3,742
Profit/(loss) for the year from continuing operations	1,263	(9,600)	(8,337)
Total assets	252,133	1,674	253,807
Total liabilities	159,285	18,527	177,812

*In 2023, the Company received RMB3,742 from government of Dengkou County, Inner Mongolia Autonomous Region as reimbursement payments for discontinuing the exploration and development activities in certain nature reserve areas. The amount is recognized in other income as the expenditure on the exploration and development have been fully expensed before 2023.

As of and for the year ended December 31, 2022, the segment results were as follows (continued):

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

4.	SEGMENT INFORMATION (CONTINUED)

The reconciliation from loss for the year from continuing operations to net loss is as follows:

	2022	2023	2024	2023
	CNY	CNY	CNY	US$

Loss for the year from continuing operations	(23,338)	(8,337)	(3,160)	(432)
Loss for the year from discontinued operations	1,042	(4,106)	—	—
Net loss (including non-controlling interests)	(22,296)	(12,443)	(3,160)	(432)

Geographical information

(a)	Non-current assets

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Mainland China	162	49	7
Hong Kong	247,767	256,484	35,144
Total	247,929	256,533	35,151

The non-current assets information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

5.	LOSS BEFORE INCOME TAX

The Group’s loss before tax from continuing operations is arrived at after (crediting)/charging:

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

Crediting:
Finance income	(13)	(5)	(69)	(9)

Depreciation
- Property, plant and equipment (Note 9)	29	5	4	1
- Right-of-use assets (Note 10)	700	691	346	47
Expense relating to short-term leases (Note 10)	353	194	371	51
Fair value gain on financial instruments:
- Financial assets at fair value through profit or loss	—	—	—	—
- Derivative financial liabilities	(1,007)	(847)	(3,996)	(548)
Expenses related to issuance of shares	—	—	1,354	186
Expenses related to share-based payment	—	3,074	125	17
Consultants share option expense	16,152	—	—	—
Other income	(699)	(3,742)	(2)	(1)
Finance costs	(191)	48	(28)	(4)

Employee benefit expenses** (Note 6)	1,171	1,192	1,251	172

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

5.	LOSS BEFORE INCOME TAX (CONTINUED)

The Group’s loss before tax from discontinuing operations is arrived at after (crediting)/charging:

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

Crediting:
Finance income	(15,594)	(8,785)	—	—

Charging:
Cost of sales
- Sales of water treatment equipment	94	—	—	—
- Construction service	8,580	2,435	—	—
- Operation and maintenance services	—	307	—	—
- Operation services related to service concession arrangement	5,811	3,130	—	—
- Construction services related to service concession arrangement	—	—	—	—
Cost of sales	14,485	5,872	—	—

Depreciation
- Property, plant and equipment (Note 9)	275	95	—	—
- Right-of-use assets (Note 10)	713	359	—	—
Amortization of intangible assets*	813	460	—	—
Expense relating to short-term leases (Note 10)	137	129	—	—
Impairment losses/(reversal) on financial assets:
- Trade receivables	(3,989)	383	—	—
- Contract assets	171	3,545	—	—
- Other receivables	2,745	6,003	—	—
- Amounts due from related companies	—	—	—	—
Other losses / (income)	(205)	142	—	—
Finance costs	3,586	1,906	—	—

Employee benefit expenses**	9,416	4,960	—	—

*	The amortization of intangible assets allocated to cost of sales amounted to CNY730, CNY425 and CNYnil (US$nil) and administrative expenses amounted to CNY83, CNY35 and CNYnil (US$nil) on the consolidated statements of profit or loss for the years ended December 31, 2022, 2023 and 2024.

**	The employee benefit expenses allocated to cost of sales amounted to CNY1,418, CNY870 and CNYnil (US$nil), selling and distribution expenses amounted to CNY111, CNY70, CNYnil (US$nil) and administrative expenses amounted to CNY9,058, CNY5,212 and CNYnil (US$nil) on the consolidated statements of profit or loss for the years ended December 31, 2022, 2023 and 2024.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

6.	EMPLOYEE BENEFITS

The Group’s employee benefits from continuing operation comprise the following:

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

Wages, salaries and allowances	1,042	1,073	1,126	154
Housing funds (a)	16	12	49	7
Contribution to pension plans (a)	67	70	42	6
Welfare and other expenses	46	37	34	5

Total employee benefits	1,171	1,192	1,251	172

(a)	According to the Mainland China state regulations, the employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute a certain percentage of their payroll costs for those qualified urban employees to the central pension scheme as well as to housing funds.

Employee benefit expenses include remuneration payables to Directors and senior management as set out in Note 20(d).

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

7.	INCOME TAX EXPENSE

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. Effective from April 1, 2018, a two-tier corporate income tax system was officially implemented in Hong Kong. The applicable income tax rate is 8.25% for the first HK$2.0 million profits, and the subsequent profits are taxed at 16.5%. The Company’s Hong Kong subsidiaries have both Hong Kong–sourced and non-Hong Kong–sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong–sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2022, 2023 AND 2024. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”), the Company’s PRC subsidiaries are generally subject to PRC corporate income tax at the statutory rate of 25% on their respective estimated assessable profits for the years ended December 31, 2022, 2023 and 2024.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

The current and deferred components of income tax benefit are as follows:

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

Current income tax expense	—	—	—	—
Deferred income tax benefit	—	—	—	—
Total tax credit for the year from continuing operations	—	—	—	—
Total tax charge for the year from a discontinued operation	5,864	1,931	—	—
Total	5,864	1,931	—	—

(Loss)/profit before income tax from continuing and discontinued operations consists of the following:

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

PRC	6,406	(1,718)	(2,631)	(360)
BVI	(22,776)	(8,738)	(473)	(64)
Hong Kong	(62)	(56)	(56)	(8)

Total loss before income tax for the year	(16,432)	(10,512)	(3,160)	(432)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

7.	INCOME TAX EXPENSE (CONTINUED)

A reconciliation of the income taxes from continuing and discontinued operations computed at the PRC statutory tax rate of 25% to the actual income tax expense is as follows:

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

Loss before income tax for the year from continuing operations	(23,338)	(8,337)	(3,160)	(432)
Profit/(loss) before income tax for the year from a discontinued operation	6,906	(2,175)	—	—
Total	(16,432)	(10,512)	(3,160)	(432)
Tax at the statutory tax rate	25%	25%	25%	25%
Computed income tax benefit	(4,108)	(2,628)	(790)	(108)
Effect of different tax rates of the Company and certain subsidiaries	5,699	2,190	123	17
Tax losses with no deferred tax assets recognized	420	290	667	91
Non-deductible expenses	983	617	—	—
Statutory income	(201)	—	—	—
Deductible temporary differences with no deferred tax assets recognized	971	2,430	—	—
Utilization of previously unrecognized deductible temporary differences and tax losses	(1,774)	(2,021)	—	—
Write-off of unrecoverable deferred tax assets previously recognized	2,272	—	—	—
Preferential tax rate	14	95	—	—
Others	1,588	958	—	—

Total tax credit for the year from continuing operations	—	—	—	—
Total tax charge for the year from a discontinued operation	5,864	1,931	—	—
Income tax benefit	5,864	1,931	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

Basic and diluted net loss per share for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

Loss for the year attributable to owners of the Company
From continuing operations	(23,338)	(8,337)	(3,160)	(432)
From discontinued operations	(1,285)	(5,504)	—	—

Weighted average number of ordinary shares for basic and diluted earnings per share*	8,189,617	8,222,658	9,658,441	9,658,441

Loss per share:
Basic and diluted
For loss from continuing operations	(2.85)	(1.01)	(0.33)	(0.04)
For loss from discontinued operations	(0.15)	(0.67)	—	—
Loss per share	(3.00)	(1.68)	(0.33)	(0.04)

*	The basic and diluted loss per ordinary share has been adjusted retrospectively for the Share Combination which became effective on April 3, 2023. Refer to Note 19 for further details.

For the years ended December 31, 2022，2023 and 2024, the effects of the outstanding warrants and share options were anti-dilutive and excluded from the computation of diluted loss per share. Accordingly, the diluted loss per share amounts are the same as the basic loss per share amounts for the periods presented.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

9.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery and equipment	Motor vehicle	Office and other equipment	Total
	CNY	CNY	CNY	CNY	CNY
Cost
As of January 1, 2023	46	1,185	2,470	644	4,345
Additions	—	11	—	—	11
Disposal of PSTT	—	(100)	(1,869)	(738)	(2,707)
As of December 31, 2023	46	1,096	601	(94)	1,649

Accumulated depreciation
As of January 1, 2023	(15)	(1,144)	(2,258)	(504)	(3,921)
Depreciation charge	(3)	(30)	(60)	(7)	(100)
Disposal of PSTT	—	91	1,735	599	2,425
	(18)	(1,083)	(583)	88	(1,596)
Net book value
As of January 1, 2023	31	41	212	140	424
As of December 31, 2023	28	13	18	(6)	53

Cost
As of January 1, 2024	46	1,096	601	(94)	1,649
Additions	—	4	—	—	3
Disposal	—	—	(99)	—	(98)
As of December 31, 2024	46	1,100	502	(94)	1,554

Accumulated depreciation
As of January 1, 2024	(18)	(1,083)	(583)	88	(1,596)
Depreciation charge	(3)	(1)	—	—	(4)
Written back on disposal			95		95
	(21)	(1,084)	(488)	88	(1,505)
Net book value
As of December 31, 2024	25	16	14	(6)	49
As of December 31, 2024 (US$)	4	2	2	(1)	7

There was no impairment loss on property, plant and equipment for the years ended December 31, 2022, 2023 and 2024.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

10.	LEASES

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the years indicated are as follows:

	Motor vehicles	Offices and warehouses	Total
	CNY	CNY	CNY

As of January 1, 2023	425	2,568	2,993
Depreciation charge	(100)	(950)	(1,050)
Foreign currency translation difference	—	24	24
Disposal of PSTT	(325)	(1,296)	(1,621)

As of December 31, 2023	—	346	346

As of January 1, 2024	—	346	346
Depreciation charge	—	(346)	(346)
Foreign currency translation difference	—	—	—

As of December 31, 2024	—	—	—
As of December 31, 2024 (US$)	—	—	—

There was no impairment loss on right-of-use assets for the years ended December 31, 2022, 2023 and 2024.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

10.	LEASES (CONTINUED)

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the years are as follows:

	Motor vehicles	Offices and warehouses	Total
	CNY	CNY	CNY

As of January 1, 2023	322	2,593	2,915
Addition	—	—	—
Accretion of interest recognized during the year	13	86	99
Payments	(60)	(964)	(1,024)
Foreign currency translation difference	—	27	27
Disposal of PSTT	(275)	(1,382)	(1,657)

As of December 31, 2023	—	360	360
Analyzed into:
Current portion	—	360	360
Non-current portion	—	—	—

	Motor vehicles	Offices and warehouses	Total
	CNY	CNY	CNY

As of January 1, 2024	—	360	360
Addition	—	—	—
Accretion of interest recognized during the year	—	6	6
Payments	—	(366)	(366)

As of December 31, 2024	—	—	—
Analyzed into:
Current portion	—	—	—
Non-current portion	—	—	—

As of December 31, 2024 (US$)	—	—	—
Current portion (US$)	—	—	—
Non-current portion (US$)	—	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

10.	LEASES (CONTINUED)

(c)	Lease-related expenses

The amounts recognized in profit or loss in relation to leases are, as follows:

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

Depreciation expense of right-of-use assets	1,413	1,050	346	47
Interest on lease liabilities	133	99	6	1
Expense relating to short-term leases	490	323	371	52

Total amounts recognized in profit or loss	2,036	1,472	723	100

(d)	The total cash outflow for leases is disclosed in Note 22(c) to the financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

11.	OTHER NON-CURRENT ASSETS

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Zimbabwe lithium deposits (i)	247,420	256,484	35,144
Others	110	—	—

Total	247,530	256,484	35,144

(i) Please refer to Note 20 (b) for more details.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

12.	OTHER RECEIVABLES

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Financial assets
Deposits	3	—	—
Others	—	—	—
	3	—	—

Staff advance	12	—	—
Others	3	32	4
	15	32	4

Impairment allowance	—	—	—

Total	18	32	4

The movements in the loss allowance for other receivables during the years indicated are as follows:

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Beginning of the year	2,984	—	—
Provision for expected credit losses, net	6,003	—	—
Disposal of PSTT	(8,987)	—	—

End of the year	—	—	—

For the financial assets included above, an impairment analysis is performed at each reporting date using the probability-of-default approach to measure ECL. The probability of default rates are estimated based on comparable companies with published credit ratings. The calculation reflects the probability weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions, and forward-looking credit risk information. As of December 31, 2024, the probability of default applied was nil, and the loss given default was nil.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

13.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are set out below as of December 31, 2023 and 2024:

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Cash and cash equivalents
- Cash on hand	2	1	1
- Cash at bank	4,751	3,081	421
- Short-term deposits	—	—	—

Total Cash and cash equivalent	4,753	3,082	422

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,
	2023	2024	2024
	CNY	CNY	US$

CNY	3,673	1,469	201
US$	762	1,366	187
HK$	318	247	34

	4,753	3,082	422

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

14.	TRADE PAYABLES

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Trade payables	100	280	38

The aging analysis of trade payables as of December 31, 2023 and 2024 is as follows:

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Within 1 year	—	180	24
Between 1 and 2 years	—	—	—
Over 2 years	100	100	14

Total	100	280	38

Trade payables are mainly due to subcontractors of construction services and the vendors of labor service.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

15.	OTHER PAYABLES AND ACCRUALS

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Financial liabilities
Accrued expenses	7,748	1,910	262
Deposits from customers	116	—	—
	7,864	1,910	262

Accrued payroll	156	189	26
Taxes other than income tax payable (a)	2	—	—
Transaction deposit of mining right acquisition (Note 20 (b))	74,322	76,945	10,543
Others	266	1,437	197
	74,746	78,571	10,766

Total	82,610	80,481	11,028

Analyzed into:
Current portion	82,610	3,536	485
Non-current portion (Note 20 (b))	—	76,945	10,543
	82,610	80,481	11,028

(a)	Taxes other than income taxes payable mainly comprise accruals for output value-added tax, city construction tax and education surcharge.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

16.	FINANCIAL INSTRUMENTS

(a)	Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as of December 31, 2023 and 2024:

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Debt instruments at amortized cost:
Trade receivables: current	—	—	—
Trade receivables: non-current	—	—	—
Financial assets included in other receivables	3	15	2
Financial assets at fair value through other comprehensive income:
Bills receivable	—	—	—

Total	3	15	2

Total current	3	15	2
Total non-current	—	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

16.	FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Financial liabilities

Set out below is an overview of financial liabilities of the Group as of December 31, 2023 and 2024:

	December 31,	December 31,	December 31,
	2023	2024	2024
	CNY	CNY	US$

Derivatives not designated as hedging instruments:
Derivative financial liabilities (i)	—	3,996	548
Financial liabilities at amortized cost:
Trade payables	100	280	38
Financial liabilities in other payables and accruals	7,864	3,536	485
Lease liabilities	360	—	—
Due to related companies	9,069	11,361	1,557
Due to the Shareholder	85,673	78,567	10,766

Total	103,066	97,740	13,394

Total current	103,066	19,173	2,628
Total non-current	—	78,567	10,766

(i)	This represents certain warrants issued to institutional investors on February 21, 2024, which was recognized as derivative financial liabilities (not designated as hedging instruments) with a fair value of CNY6,134 (US$843)* on the issue date as the investors have the right to exercise their warrants on a cashless basis. In accordance with IAS 32, a contract settled by a single net payment (generally referred to as net cash-settled or net equity-settled as the case may be) is a financial liability and not an equity instrument. The fair value gain of derivative financial liabilities for the year ended December 31, 2024 was CNY2,138 (US$293).

(c)	Fair value

As of December 31, 2023 and 2024, the carrying amounts of the Group’s financial instruments are reasonable approximations of fair values.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

16.	FINANCIAL INSTRUMENTS (CONTINUED)

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

There is no established public trading market for the warrants issued to investors on February 21, 2024. As of December 31, 2024, the Group measured the fair value of those warrants on a recurring basis using a binomial lattice pricing model with significant inputs including, among other relevant observable inputs, the underlying spot price of the Company’s common shares, exercise price, time to expiration, risk-free rate and equity volatility.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

As of December 31, 2024 and 2023, no trade receivables was held by the Company.

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

Management also makes periodic collective assessments for other receivables and amounts due from related companies as well as individual assessments of the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables and amounts due from related companies in Stage 1 and continuously monitored their credit risk. Management believes that there is no material credit risk inherent in the Group’s outstanding balance of other receivables as of December 31, 2024 and 2023.

The Group does not provide any guarantees that would expose the Group to credit risk. Further quantitative disclosures with respect to the Group’s exposure to credit risk arising from financial assets are set out in Note 12 to the financial statements.

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC state-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

There is no significant exposure to foreign currency risk as of December 31, 2024 and 2023 for the Company.

(c)	Interest rate risk

The fair value interest rate risk of the Group mainly arises from long-term loans at fixed rates. As fluctuation of the comparable interest rate (Loan Prime Rate of PRC market) with similar terms was relatively low, the Directors are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2024 and 2023.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

17.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, as well as adequate time deposits, to meet its liquidity requirements in the short and long term.

The Group expects that its existing cash and cash equivalents, shareholder financial support and subsequent equity financing (see Note 19) will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of financial statements. See Note 2.1.1 for details related to going concern basis.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

17.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)	Liquidity risk (continued)

December 31, 2024	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	280	—	—	—	280
Financial liabilities in other payables and accruals	—	1,910	—	—	1,910
Due to related companies	—	11,361	—	—	11,361
Due to the shareholder	—	—	78,567	—	78,567
Lease liabilities	—	—	—	—	—

	280	13,271	78,567	—	92,118

December 31, 2024	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade payables	38	—	—	—	38
Financial liabilities in other payables and accruals	—	262	—	—	262
Due to related companies	—	1,557	—	—	1,557
Due to the shareholder	—	—	10,766	—	10,766
Lease liabilities	—	—	—	—	—

	38	1,819	10,766	—	12,623

(f)	Capital management

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debt divided by total capital. Interest-bearing debt mainly includes lease liabilities as of December 31, 2023 and there was no interest-bearing debt as of December 31, 2024. Capital includes total equity and interest-bearing debt. The gearing ratio was 0.47% as of December 31, 2023 and nil as of December 31, 2024, respectively.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

18.	DEFERRED TAX ASSETS AND LIABILITIES

(a)	Deferred tax balance

No deferred tax assets and liabilities was recognized in the consolidated statements of financial position as at December 31, 2024 and 2023 as no taxable temporary differences are recognized.

(b)	Gross movement on the deferred tax account

The gross movement on the deferred income tax accounts is as follows:

	2023	2024	2024
	CNY	CNY	US$

As of January 1	5,276	—	—
Credited to the consolidated statements of profit or loss during the year	(10)	—	—
Disposal of PSTT	(5,266)	—	—

As of December 31	—	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

18.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

(c)	Deferred tax assets

The components of deferred tax assets and their movements during the years indicated, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

	Provision for loss allowance	Significant financing component of the contract with customers	Lease liabilities	Losses available for offsetting against future taxable profits	Total
	CNY	CNY	CNY		CNY

As of January 1, 2023	7	62	419	—	488
Charged to the consolidated statements of profit or loss during the year	—	(22)	(57)	—	(79)
	(7)	(40)	(362)	—	(409)
As of December 31, 2023	—	—	—	—	—
As of January 1, 2024	—	—	—	—	—
As of December 31, 2024	—	—	—	—	—
As of December 31, 2024 US$	—	—	—	—	—

(d)	Deferred tax liabilities

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

There were no movements in year 2024.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

18.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

(e)	Deferred tax not recognized

As of December 31, 2023 and 2024, the total amounts of deductible temporary differences and unused tax losses for which no deferred tax assets were recognized with respect to certain deductible temporary differences and accumulated tax losses of the Company’s subsidiaries established in Mainland China and Hong Kong that can be carried forward against future taxable income are as follows:

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Deductible temporary differences with no deferred tax assets recognized	1,200	—	—
Tax losses with no deferred tax assets recognized	6,077	667	91

Total	7,277	667	91

(f)	Expiration dates of the tax losses

The tax losses in Mainland China can be carried forward for five years to offset future taxable profit. The expiration dates of the unused tax losses of the subsidiaries established in Mainland China for which no deferred tax assets were recognized are summarized as follows:

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Year of expiration
2023	—	—	—
2024	1,745	—	—
2025	1,462	1,462	200
2026	1,411	1,411	193
2027	499	499	68
2028	828	828	113
2029	—	440	60

Total	5,945	4,640	634

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

19.	EQUITY

(a)	Issued capital

	December 31,
	2023	2024	2024
	CNY	CNY	US$

Authorized:
10,000,000 preferred shares, no par value	—	—	—
200,000,000 common shares, no par value	—	—	—

Common shares issued and fully paid:
December 31, 2024: 9,865,767 (December 31, 2023: 8,377,897*) common shares, no par value	450,782	450,782	61,768

	Number of shares	Share capital
		CNY	US$

As of January 1, 2022, December 31, 2022 and January 1, 2023	40,948,082	450,782	61,768

Effect of Five-to-One Share Combination*	(32,750,185)	—	—

Equity-settled share-based payments	180,000	—	—

As of December 31, 2023	8,377,897	450,782	61,768

Issue of shares	1,487,870	—	—

As of December 31, 2024	9,865,767	450,782	61,768

*	The numbers of common shares above are before giving effect to the Share Combination which became effective on April 3, 2023. On April 3, 2023, the Company effected a share combination in which all of the Company's issued and outstanding ordinary shares were combined on a 5-to-1 basis. The basic and diluted earnings/(loss) per ordinary share has been retrospectively adjusted to reflect the impact of the share combination. All outstanding options, warrants and other rights to purchase the Company's common shares were adjusted proportionately as a result of the share combination.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

19.	EQUITY(CONTINUED)

(b)	Other capital reserves

	Other capital reserves
	CNY	US$

As of January 1, 2023	735,319	100,756

Deemed distribution from the controlling shareholder (Note 3)	20,382	2,793

Equity-settled share-based payments	3,074	421

As of December 31, 2023	758,775	103,970

As of January 1, 2024	758,775	103,970

Issuance of shares	13,207	1,809

Equity-settled share-based payments	483	66

As of December 31, 2024	772,465	105,845

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

20.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions and balances with related companies:

(a)	Commercial transactions with related companies

		Year Ended December 31,
		2022	2023	2024	2024
		CNY	CNY	CNY	US$

CHNR’s share of office rental, rates and others to Anka Consultants Limited (“Anka”)(a)	(i)	1,175	445	797	109
Feishang Management's share of office rental to Feishang Enterprise(b)	(ii)	166	166	166	23
Shenzhen New PST’s share of office rental to Feishang Enterprise(b)	(iii)	90	53	—	—

(i)	The Company signed a contract with Anka to lease 184 square meters of office premises for two years from July 2018 to June 30, 2020, and extended it to June 30, 2025. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.

(ii)	On January 1, 2018, Feishang Management signed an office-sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2024, which will expire on September 30, 2025.

(iii)	Shenzhen New PST signed a contract with Feishang Enterprise to lease 96 meters of office premises for 12-month period from March 14, 2022 to March 13, 2023 and renewed the contract with same terms for another 12-month period from March 14, 2023 to March 13, 2024. Due to the disposal of PSTT, the transaction amount in 2023 contains 7 months rentals.

(a)	Anka is jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

(b)	Feishang Enterprise is controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

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

According to the SPA, the Company issued a US$24,500 promissory note (Promissory Note No. 1) and a US$10,500 promissory note to Feishang Group and Top Pacific (China) Limited respectively on April 14, 2023 to proceed with the acquisition. The Company recognized a liability due to shareholders amounted to US$24,500 and other payable amounted to US$10,500 respectively for the present obligations of these two promissory notes with corresponding non-current assets amounted to US$35,000. The Company obtained guarantee from Feishang Group and Top Pacific (China) Limited which would not demand to repay the balances due with them on or before April 30, 2026. The balances due to these two parties were reclassified as non-current liabilities thereon.

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

The Group’s balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

		December 31,
		2023	2024	2024
		CNY	CNY	US$

Current:
Payable to related companies:
Feishang Enterprise(a)	(i)	6,078	10,422	1,428
Anka Capital Ltd. (“Anka Capital”)(b)	(iii)	2,991	939	129
		9,069	11,361	1,557

Payable to the Shareholder:
Feishang Group Ltd.(a)	(ii)	7,153	—	—
Feishang Group Ltd.(a)		78,520	78,567	10,766
		85,673	78,567	10,766

Lease liabilities to related parties:
Anka(b)		360	—	—
		360	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

20.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)	Balances with related companies (continued)

(i)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise and its subsidiaries. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group. The Company repaid HK$8.4 million to Feishang Group in 2024.

(iii)	The payable to Anka Capital represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(a)	Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(b)	Anka Capital and Anka are each jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

20.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(d)	Compensation of key management personnel of the Group

	Year Ended December 31,
	2023	2024	2024
	CNY	CNY	US$

Wages, salaries and allowances	1,014	843	116
Housing funds	16	—	—
Contribution to pension plans	64	76	10

	1,094	919	126

The amounts disclosed in the table are the amounts recognized as expenses during the respective period related to key management personnel.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

21.	SHARE-BASED PAYMENT

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

The issuance of warrants to the placement agent

As mentioned in Note 19, in addition to fees and offering expenses paid in cash to the placement agent, the Group issued to the placement agent warrants to purchase an aggregate of up to five percent (5%) of the aggregate number of Shares sold in the Registered Offering (the “Placement Agent Warrants”). The Placement Agent Warrants shall generally be on the same terms and conditions as the Investors Warrants except that they will be exercisable at a price of $2.20 per share. The issuance of the agent warrants is an equity-settled share-based payment for professional services received from the placement agent. The Company recognized other capital reserves in an amount of CNY483 (US$67*), which represented the fair value of agent warrants as of issuance date. The fair value of services recorded is not used since it cannot be reliably estimated. The amount was allocated to the issuance of the common shares and investor warrants according to their relative fair values at the date of issuance and CNY359 (US$50*) and CNY124 (US$17*) were charged to share capital and administrative expenses, respectively.

The fair value of the agent warrants is estimated at the issue date using a binomial lattice pricing model using significant observable inputs including underlying spot price of the Company's ordinary shares, exercise price, time to expiration, risk-free rate and equity volatility, etc.

*As the changes in equity from this private placement transaction are dominated in US$, all the amount in US$ of this disclosure paragraph are actual transaction amount and corresponding amount in CNY were translated from US$ at the applicable exchange rate of the transaction date, February 21, 2024.

(a)	Expense arising from share-based payment transactions

The expense recognized during the year for above share-based payments is shown in the following table:

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

Issuance expense related to agent warrants	—	—	—	—
Consultants share option expense (Note 5)	16,152	—	—	—
Consultants share-based payment expense (Note 5)	—	3,074	483	66

Total	16,152	3,074	483	66

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

21.	SHARE-BASED PAYMENT (CONTINUED)

(b)	Movements during the year

The following table illustrates the number of, and movements in, agent warrants during the year:

	Number of shares	Exercise price per share
		US$

Outstanding at January, 2022	396,000	2.35
Outstanding as of December 31, 2022	396,000	0.623	*
Effect of Five-to-One Share Combination (Note 19)	(316,800)	—
Outstanding as of December 31, 2023	79,200	3.115	**
Expired	(79,200)	—
Issued during the year	74,394	2.20
Outstanding as of December 31, 2024	74,394	—

The remaining contractual life for the agent warrants as of December 31, 2024 and 2023, were 2.63 years and 0.06 years, respectively.

*	The exercise price was revised to $0.623 per share in July, 2022.

**	The exercise price was revised to $3.115 per share in March, 2023.

The following table illustrates the number of, and movements in share options during the year:

	Number of shares	Exercise price per share
		US$

Outstanding as of December 31, 2022*	8,100,000	0.623
Granted during the year	—	—
Effect of Five-to-One Share Combination (Note 19)	(6,480,000)	—
Outstanding as of December 31, 2023	1,620,000	3.115
Granted during the year	—	—
Outstanding as of December 31, 2024	1,620,000	3.115

*	The share option numbers above are before giving effect to the Share Combination which became effective on April 3, 2023. Refer to Note 19 for further details.

The remaining contractual life for the share option as of December 31, 2024 and 2023, were 0.53 years and 1.53 years, respectively.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

21.	SHARE-BASED PAYMENT (CONTINUED)

(c)	Inputs to the models

The following tables list the inputs to the models used for agent warrants and share options for the years ended December 31, 2022 and 2024, respectively:

	Share options	Agent warrants
	2022	2024

Fair value at the measurement date (US$)	2,400	24,451
Fair value at the measurement date (CNY)	16,209	178,443
Expected volatility (%)	93.50	121.79
Risk-free interest rate (%)	3.16	4.17
Expected life (years)	3	2.63
Share price (US$)	0.623	0.680

The expected life of share options and agent warrants is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

22.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS
(a)	Major non-cash transactions

During the year, the Group had non-cash additions to right-of-use assets and lease liabilities of nil (2022: CNY1,781) and nil (2022: CNY1,781), respectively, with respect to lease arrangements for motor vehicles, offices and warehouses. On February 27, 2023, the Company entered into a sale and purchase agreement of Zimbabwean lithium mine, which is a non-cash transaction (Note 20 (b)) for more details. On July 28, 2023, the Group had non-cash disposal of PSTT (Note 3). On August 3, 2023, the Company entered into a set-off letter with Feishang to net off the consideration of the disposal of PSTT and promissory note issued under the SPA of the sale and purchase agreement of Zimbabwean lithium mine (Note 20 (b)).

(b)	Changes in liabilities arising from financing activities

Year Ended December 31, 2023	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	CNY	CNY	CNY	CNY	CNY

As of January 1, 2023	74,000	—	3,408	7,153	2,915
Changes from financing cash flows	(3,378)	—	3,932	78,520	(1,024)
Foreign exchange difference	—	—	78	—	27
Interest expenses	1,878	—	—	—	99
Disposal of PSTT	(72,500)	—	1,651	—	(1,657)

As of December 31, 2023	—	—	9,069	85,673	360

Year Ended December 31, 2024	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	CNY	CNY	CNY	CNY	CNY

As of January 1, 2024	—	—	9,069	85,673	360
Changes from financing cash flows	—	—	1,858	(5,035)	(373)
Foreign exchange difference	—	—	434	(2,071)	7
Interest expenses	—	—	—	—	6

As of December 31, 2024	—	—	11,361	78,567	—

Year Ended December 31, 2024	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	US$	US$	US$	US$	US$

As of January 1, 2024	—	—	1,243	11,739	49
Changes from financing cash flows	—	—	255	(690)	(51)
Foreign exchange difference	—	—	59	(283)	1
Interest expenses	—	—	—	—	1
Disposal of PSTT	—	—	—	—	—

As of December 31, 2024	—	—	1,557	10,766	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Amounts in thousands, except share and per share data)

22.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(c)	Total cash outflow for leases

	2023	2024	2024
	CNY	CNY	US$

Within operating activities	(323)	—	—
Within financing activities	(1,024)	(366)	(51)
Total cash outflow for leases	(1,347)	(366)	(51)

23.	COMMITMENTS

At December 31 2024, the Company had capital commitments of CNY2,432 (December 31 2023: CNY 2,432) associated with mineral exploration for the Zimbabwean lithium mine. The corresponding capital expenditures will be paid along with the progress of the exploration works once the mine formally enters into the exploration phase.

24.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on which the consolidated financial statements were available to be issued. there are no subsequent events that require disclosure in accordance with IAS 10, “Events After the Reporting Period”.

