Form 20-F/A
period 2024-12-31
CHINA NATURAL RESOURCES INC
filed 2025-10-06
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F/A

Amendment No. 1

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

Auditor Name	Auditor Location	Audit Firm ID
ARK Pro CPA & Co	Hong Kong, China	3299
Ernst & Young Hua Ming LLP	Beijing, the People’s Republic of China	1408

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F/A (the “Amendment”) is being filed by China Natural Resources, Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, originally filed with the U.S. Securities Exchange Commission (the “SEC”) on May 15, 2025 (the “Original Filing”).

The Company is filing this Amendment to (i) file Exhibit 16.1, which was inadvertently omitted in the Original Filing, and to amend the exhibit index accordingly, and (ii) amend pages F-2 to F-3 of the auditor’s report from ARK Pro CPA & Co (“ARK”) dated May 15, 2025, to address the staff of the SEC’s comments regarding the identification of audited financial statements and disclosure related to going concern.

Except as described above, no other changes have been made to the Original Filing. Otherwise, this Amendment speaks as of the date of the Original Filing, and does not modify, amend or update any other item or disclosures in the Original Filing. As such, this Amendment does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures affected by subsequent events. The Company’s Chief Executive Officer and Principal Financial Officer are providing currently dated revised certifications as Exhibits 12.1, 12.2, 13.1 and 13.2 in connection with this Amendment. The Company’s auditor, ARK, is providing currently dated revised consent as Exhibit 15.1. The filing of this Amendment should not be understood to mean that any statements contained in the Original Filing, as amended by this Amendment, are true or complete as of any date subsequent to the filing date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

TABLE OF CONTENTS

PART III

ITEM 19. EXHIBITS	3

SIGNATURES	4

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F/A. Certain exhibits have been previously filed with the SEC pursuant to the Exchange Act, as amended (Commission File Number 000-26046).

Exhibit No.	Exhibit Description
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
15.1	Consent of ARK Pro CPA & Co (filed herewith).
16.1	Letter of Ernst & Young Hua Ming LLP dated April 8 , 2025 regarding change in independent registered public accounting firm (included as Exhibit 99.1 to the Current Report on Form 6-K furnished April 8, 2025, and incorporated herein by reference).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: October 6, 2025	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of China Natural Resources, Inc. and subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of comprehensive income, statements of profit or loss, changes in stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred net losses and significant net operating cash outflow for the year ended December 31, 2024. All these factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

F-2

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

F-3