Form 20-F
period 2025-12-31
CHINA NATURAL RESOURCES INC
filed 2026-05-15
CIK 793628

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 20-F

————————

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
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

Room M07, 7/F, Valiant Industrial Building,

2-12 Au Pui Wan Street, Fo Tan, Hong Kong SAR

(Address of principal executive offices)

Zhu Youyi, Chief Financial Officer

Room M07, 7/F, Valiant Industrial Building,

2-12 Au Pui Wan Street, Fo Tan, Hong Kong SAR

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,256,388 common shares as of December 31, 2025.

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

Yes ☐  No ☒

i

ii

CONVENTIONS

Unless otherwise specified, all references in this annual report on Form 20-F (the “Annual Report”) to “U.S. Dollars,” “Dollars,” “US$,” or “$” are to United States dollars; all references to “HK$” are to Hong Kong dollars; and all references to “Renminbi,” “RMB” or “CNY” are to Chinese Yuan, which is the lawful currency of the People’s Republic of China. The accounts of the Company and its subsidiaries are maintained in Hong Kong dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars, and from Hong Kong dollars to U.S. Dollars, are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “CNY Exchange Rate”) as quoted by www.ofx.com on December 31, 2025, which was US$1.00 = CNY6.9964. Translations from Hong Kong dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of December 31, 2025, and from Hong Kong dollars to Renminbi have been made at the single rate of exchange as quoted by www.ofx.com on December 31, 2025, which was HK$1.00 = CNY0.8989. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

References to the “Acquisition” are to the Company’s pending acquisition of the indirect ownership of Williams Minerals (Pvt) Ltd (“Williams Minerals”), which is the company that holds the mining permit for the Zimbabwean lithium mine. At the time of entry into the sale and purchase agreement on February 27, 2023, Feishang Group, the Company’s controlling shareholder, owned 70% of the lithium mine, and the remaining 30% was owned by Top Pacific (China) Limited (“Top Pacific”), a non-affiliate (together, the “Sellers”). Completion of the Acquisition is contingent upon the satisfaction of a number of conditions, including, among other things, the transfer of ownership interests in Williams Minerals from the Sellers to the intermediate holding company, the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration in cash and restricted shares. There is no guarantee that the Acquisition will close or be completed at the anticipated valuation and terms, or at all. On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the sale and purchase agreement Dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. The Company entered into the second amendment agreement to the Zimbabwe SPA (the “Amendment Agreement II”) on December 31, 2024 to extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025, and third amendment agreement to the Zimbabwe SPA (the “Amendment Agreement III”) on December 31, 2025 to further extend the long stop date for closing the acquisition from December 31, 2025 to December 31, 2026.

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

iii

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

References to the “eight-to-one share combination” are to the eight-to-one share combination of the Company’s issued and outstanding common shares, whereby every eight issued and outstanding common shares were automatically converted into one issued and outstanding common share at market opening on June 13, 2025. The share combination was intended to increase the per share trading price of the Company’s common shares to satisfy the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. The share combination did not affect the number of total maximum number of common shares which the Company is authorized to issue. As a BVI company, CHNR uses the term “share combination” to describe a reverse stock split.

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

iv

References to “Warrants” are to certain outstanding warrants that we issued to the investors pursuant to a securities purchase agreement dated February 16, 2024 to purchase up to 1,115,903 (139,488 as adjusted) Common shares at an exercise price equal to $3.00 ($24 as adjusted) per share and to the president and the staff of FT Global pursuant to a placement agency agreement dated February 16, 2024 to purchase up to an aggregate of 74,394 (9,300 as adjusted) Common shares at an exercise price equal to $2.20 ($17.6 as adjusted) per share;

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

All cash or asset transfers between us and our subsidiaries for each of the three years ended December 31, 2023, 2024 and 2025, are set forth in the table below. The purpose of the outbound transfers, in the form of shareholder loans, was to pay off the subsidiaries’ expenses and provide working capital for the subsidiaries. The purpose of the inbound transfers, in the form of loan repayments, was to centralize the treasury function of the Company and our subsidiaries. There are no fixed repayment terms and we do not expect there to be any tax implications for such transfers. We did not make any capital contributions to, or receive any dividends from, our subsidiaries during these periods. Other than the assets and liabilities of the wastewater treatment business segment transferred to Mr. Li Feilie, our controlling shareholder, as the result of the sale of PST Technology which were accounted for as a deemed distribution of RMB20.38 million (US$2.91 million) to the controlling shareholder on July 28, 2024 with a corresponding deemed contribution from the controlling shareholder in the same amount and repayment of HK$8.4 million shareholder loan in 2024, no transfers, dividends or distributions have been made to investors during these periods. We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or the investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations in the PRC and other jurisdictions. PRC laws and regulations may restrict our ability to make dividends and distributions to investors, including U.S. investors.

		Year ended December 31,
Transferor	Transferee	2023	2024	2025	2025
		HK$	HK$	HK$	US$

Outbound Transfers

China Natural Resources, Inc.	Feishang Mining	—	—	6,000	769
China Natural Resources, Inc.	China Coal	8,000	8,000	8,000	1,026
China Natural Resources, Inc.	Feishang Yongfu	8,000	8,000	8,000	1,026
China Natural Resources, Inc.	Feishang Dayun	8,000	8,000	8,000	1,026
	Total	24,000	24,000	30,000	3,847

Inbound Transfers

Feishang Mining	China Natural Resources, Inc.	—	—	—	—
China Coal	China Natural Resources, Inc.	—	—	30,000	3,847
Feishang Yongfu	China Natural Resources, Inc.	—	—	—	—
Feishang Dayun	China Natural Resources, Inc.	—	—	—	—
	Total	—	—	30,000	3,847

A.	[Reserved]

B.	Capitalization and Indebtedness

  Not applicable.

C.	Reasons for the Offer and Use of Proceeds

  Not applicable.

D.	Risk Factors

We are not a Chinese operating company but a BVI holding company with operations conducted by our subsidiaries established in the PRC and Hong Kong, and which owns equity interests, directly or indirectly, of the operating subsidiaries. See “Item 4.C. INFORMATION ON THE COMPANY – Organizational Structure” for further information regarding our subsidiaries’ names, places of incorporation, and equity ownership. We are subject to legal and operational risks associated with being based in the PRC and Hong Kong and having all of our operations in the PRC, discussed in greater detail below. The legal and operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macao. While entities and businesses in Hong Kong and Macao operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to a company’s operations in Hong Kong and Macao, if the laws applicable to mainland China become applicable to entities and business in Hong Kong and Macao in the future. As of the date of this annual report, we do not have material operations in Hong Kong or Macao. It is management’s understanding that there are no restrictions, limitations, rules, or regulations under Hong Kong law that are commensurate to those of the PRC with respect to (i) payment of dividends and other distributions from the Company’s subsidiaries to the Company, (ii) currency conversion that may affect payment of dividends or foreign currency denominated obligations, (iii) offshore financing activities, (iv) anti-monopoly laws, or (v) data protection and cybersecurity, that have impacted or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other exchange. The Chinese government may intervene or influence the operation of our Hong Kong subsidiaries and PRC subsidiaries and exercise oversight and discretion over the conduct of their business and may intervene in or influence their operations or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common shares. Further, rules and regulations in the PRC can change, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements and regulatory actions by the Chinese government, such as those related to data security or anti-monopoly concerns, could have a significant impact on our ability to conduct our business, accept foreign investments, or maintain our listing on the Nasdaq Capital Market (“Nasdaq”) or list on another U.S. or foreign exchange. There have not been comparable developments in Hong Kong yet, but such developments may occur. For example, on June 10, 2021, the Standing Committee of the PRC National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such reviews in the future, in which case our future activities may be closely scrutinized or prohibited. Moreover, given the PRC authorities have discretion in interpreting and applying their laws, rules and regulations, if we undertake a transaction in the PRC that involves data security or an industry that the PRC government is focusing on, we could be subject to review by the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or other applicable governmental agencies. Such review could be time consuming, could cause us to incur significant costs in responding to such agencies and/or rectifying any potential issues noted by such agencies or completely abandon a potential transaction. Further, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, a filing-based regulatory system will be applied to both “direct” and “indirect” overseas offering or listing of PRC domestic companies. As such, in connection with our future overseas securities offering or listing, we may be required to fulfill filing, reporting procedures or other administrative procedures with the CSRC or other PRC government authorities. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise to tighten the regulations on PRC companies seeking overseas offering or listing. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other penalties from the CSRC or other PRC regulatory authorities, which may have a material adverse effect on our business, operations or financial conditions. See “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to Doing Business in China – The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

•	We may become subject to additional extensive and evolving regulatory requirements, noncompliance with which, or changes in which, may materially and adversely affect our business and prospects.

Risks Relating to Our Financial Condition and Business

•	We have incurred losses from operations in each of the preceding three fiscal years of 2023, 2024, and 2025 and there is no assurance that we will generate profits from operations in the future.
•	We will have to fund operating expenses from other sources until we are able to generate sufficient revenue to pay them.
•	The loss of key personnel could affect our business and prospects.

•	Any failure to maintain effective internal controls could have an adverse effect on our business, results of operations and the market price of our shares.

 Risks Relating to Foreign Private Issuer Status

•	Because our assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.

•	Our status as a foreign private issuer results in less information being available about us than about domestic reporting companies.

•	Due to our status as a foreign private issuer, we have adopted IFRS accounting principles, which are different from accounting principles under U.S. generally accepted accounting principles (“U.S. GAAP”).

•	As a foreign private issuer we are not subject to certain requirements that other Nasdaq-listed issuers are required to comply with, some of which are designed to provide information to and protect investors.
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

China’s economy may differ from the economies of some developed countries in some respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In recent decades, the Chinese government has implemented a series of reform measures, including, among others, the utilization of market forces for economic reform and the establishment of improved corporate governance in business enterprises. In addition, the Chinese government also plays a significant role in regulating industry development and has extensive influence over China’s economic growth through allocating resources, foreign exchange control and setting monetary and fiscal policy.

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

We conduct our business in China through our operating subsidiaries. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic and social conditions. The PRC government may intervene or influence our subsidiaries’ operations, which could result in a material change in our operations and/or the value of the Company’s securities. We expect the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Rules and regulations in China may change. We and our current subsidiaries are, and any future subsidiaries will be, considered foreign persons or foreign-invested enterprises under PRC laws, and as a result, we are and will be required to comply with PRC laws and regulations applicable to foreign persons or foreign-invested enterprises. These laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. Exploration and mining operations in the PRC are subject to environmental laws and regulations, and the imposition of more stringent environmental regulations may affect our ability to comply with, or our costs to comply with, such regulations. Such changes, if implemented, may adversely affect our business operations and may reduce our profitability. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

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

The PRC economy has experienced rapid growth. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in the costs of supplies and services, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. As a result, domestic and global economic conditions may improve, and the markets we intend to serve may grow, at a lower-than-expected rate or even experience a downturn, adversely affecting our future profitability and growth.

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

The PCAOB had historically been unable to inspect our former auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections in the past has deprived our investors with the benefits of such inspections.

Our former auditors, Ernst & Young Hua Ming LLP (“EY”), the independent registered public accounting firm that issued the audit report for the fiscal year ended December 31, 2023, and ARK Pro CPA & Co, the independent registered public accounting firm that issued the audit report for the fiscal year ended December 31, 2024, which are included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such firms’ compliance with the applicable professional standards. On January 29, 2026, we engaged HYYH CPA. LLC (“HYYH”), which is headquartered in Baltimore, Maryland in the United States, as our independent registered public accounting firm for the fiscal year ended December 31, 2025 that issues the audit report in our SEC filings, and as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB. HYYH is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. For more details, see “Item 16F. Changes in Registrant’s Certifying Accountant.”

Since our former auditors are located in China and Hong Kong, which are jurisdictions where the PCAOB had been previously unable to conduct inspections without the approval of the Chinese authorities, our former auditors and auditor were subject to the determinations announced by the PCAOB on December 16, 2021 that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. On December 15, 2022, the PCAOB issued a report vacating the previous determinations dated December 16, 2021. Accordingly, until such time as the PCAOB issues any new determination, we are not at risk of having our securities subject to a trading prohibition under the HFCAA because we do not expect to be a Commission-Identified Issuer for a second consecutive year. However, the inability of the PCAOB to conduct inspections of our former auditors in mainland China and Hong Kong in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that have been subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our common shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, the SEC will identify an issuer as a Commission-Identified Issuer if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In June 2022, we were identified by the SEC as a “Commission-Identified Issuer” in their conclusive list of issuers identified under the HFCAA. On December 15, 2022, the PCAOB issued a report vacating the previous determinations dated December 16, 2021. Our current auditor, HYYH, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, is headquartered in Baltimore, Maryland, the United States, and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HYYH is not subject to the determinations announced by the PCAOB in December 2021. Accordingly, until such time as the PCAOB issues any new determination, we are not at risk of having our securities subject to a trading prohibition under the HFCAA because we do not expect to be identified as a Commission-Identified Issuer for a second consecutive year. However, the PCAOB may change its determinations under the HFCAA at any point in the future. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as a Commission-Identified Issuer again in the future.

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

From time to time, the Company may grant share options to its employees and consultants under its equity compensation plan. SAT has issued circulars concerning employee share options, under which certain of our employees and consultants who are PRC tax residents and exercise share options will be subject to PRC individual income tax. The individual income tax of consultant grantees and employees shall be paid according to remuneration for personal services and wages and salaries respectively. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees and consultants who exercise their share options. If our employees and consultants fail to pay or if we fail to withhold their individual income tax as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

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

During 2025, prolonged geopolitical conflicts, elevated interest rates across major economies, and ongoing Sino-US tensions continued to weigh on the global economy and businesses. In addition, tensions in the Middle East, particularly between the United States and Iran, have escalated in recent years and may continue to pose risks to our business. These factors disrupted the global commodity market, causing significant volatility in the prices of lead, silver and copper. In 2025, the Shanghai Futures Exchange (“SHFE”) lead price hit a low of CNY15,885 (US$2,270) per ton and a high of CNY17,840 (US$2,550) per ton, the SHFE silver price reached a low of CNY7,502 (US$1,072) per kilogram (“kg”) and a high of CNY19,998 (US$2,858) per kg, and the SHFE copper price hit a low of CNY71,320 (US$10,194) per ton and a high of CNY102,660 (US$14,673) per ton, each reflecting high volatility. The extent to which demand and prices will be supported in the future is highly uncertain, as persistent high interest rates, particularly in the U.S., the ongoing geopolitical tensions, the newly imposed U.S. tariffs and the renewed hostilities in the Middle East in early 2026 continue to cause disruptions to the global economy and to business activities at all levels. Intensifying trade frictions or further geopolitical tensions could significantly and adversely impact market sentiment and the real economy, leading to a sharp decline in global trade, major supply chain disruptions, a surge in oil prices and broad-based downturns in industrial metals prices and economic growth. Aggressive monetary policies of major economies could also cause unexpected consequences beyond mere economic downturns, such as large-scale bankruptcy and even financial crisis, which will have significant and negative impacts on the commodity markets. Therefore, demand and price volatility in the commodity markets may continue for a prolonged period or further deteriorate, which may adversely affect our ability to sell minerals from the Moruogu Tong Mine on a profitable basis.

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

In July 2021, we acquired PST Technology for consideration of three million of the Company’s newly issued restricted common shares, 120 million shares of FARL, and approximately CNY10.3 million (US$1.47 million). Through our acquisition of PST Technology, we obtained a 51% equity interest in Shanghai Onway, a company principally engaged in services related to rural wastewater treatment. In addition to the purchase price, we incurred significant non-recurring expenses in connection with the acquisition, including legal, accounting, financial advisory, integration planning and other expenses, and have incurred integration costs arising out of this transaction.

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

The completion of the Acquisition is subject to a number of conditions, including, among other things, the transfer of ownership interests in Williams Minerals from the Sellers to the intermediate holding company; the Company’s payment of the first installment of US$140 million, in cash or by way of promissory notes, to the Sellers; the issuance of independent technical reports regarding the amount of qualified measured, indicated and inferred resources quantity of lithium oxide proven to be in each region of the mining area; the settlement of the then-total consideration accumulated in cash and restricted shares, as calculated in reference to the issued independent technical reports; and the transfer of ownership rights to the Company for each region of the mining area. Pursuant to the Zimbabwe SPA, for each relevant region of the lithium mine, until the Company’s legal possession and control vests, the Sellers will maintain legal possession and control, including the right of exploration, sale of lithium, and the revenue derived therefrom, as well as liability for operational costs and third-party claims. The Company’s legal possession and control of each relevant region only vests upon its settlement of the then-total consideration accumulated. There can be no certainty, nor can we provide any assurance, that all conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the acquisition may not be completed. On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the Zimbabwe SPA with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. In addition, the parties entered into the Amendment Agreement II to extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025, and Amendment Agreement III to further extend the long stop date for closing the acquisition from December 31, 2025 to December 31, 2026. See “Item 4.A. – INFORMATION OF THE COMPANY – History and Development of the Company – Acquisition of Williams Minerals” for additional information. Although we expect that the last independent technical report will be completed, and accordingly ownership rights to the last mining region (as described above) will vest with the Company, in 2026, there is no guarantee that the Acquisition will be completed on such timeline, or at all.

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

Risks Relating to Our Financial Condition and Business

We have incurred losses from operations in each of the preceding three fiscal years of 2023, 2024 and 2025 and there is no assurance that we will generate profits from operations in the future.

For the three years ended December 31, 2023, 2024 and 2025, we incurred operating losses of CNY9.14 million, CNY7.20 million and CNY3.27 million (US$0.47 million), respectively. Our operating losses mainly represent administrative expenses, such as legal and professional fees, payroll expenses and travelling expenses. Any future profitability will be dependent upon many factors, including our successful integration and profitable operations of our newly acquired and existing businesses; our ability to fund our exploration and operating expenses, successfully produce metal outputs, and sell our production output to third parties; and the successful execution of our plans to pivot to other industries. Other factors, such as uncertainty over the demand and market price for lead, silver and other metals, or the availability of attractive acquisition targets in other industries, are outside of our control. There is no assurance that we will be successful in our efforts to achieve profitability, and we expect to incur significant losses for the foreseeable future. We can provide no assurance to investors that we will achieve profitable operations in the future.

We will have to fund operating expenses from other sources until we are able to generate sufficient revenue to pay them.

We have generated losses from operations over each of the past three fiscal years. We will continue to incur operating expenses in connection with our exploratory activities, and we intend to fund those expenses with internal resource and/or the proceeds of loans from our Related-Party Debtholders, if available, payments pursuant to the Cooperation Agreement and, to the extent deemed necessary and available, further bank borrowings. We may incur substantial expenses in connection with developing our current operations or identifying an additional focus for our business. There is no assurance that we will be able to secure amounts sufficient to fund our operating expenses until such time as we are able to generate revenues sufficient to pay those expenses.

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

Our management has concluded that our internal control over financial reporting as of December 31, 2025, was effective. However, we cannot assure you that our management will not identify material weaknesses in the future, or our independent public registered accounting firm will not identify material weaknesses if it assesses our internal control over financial reporting in the future. In addition, because of the inherent limitations of any internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business and results of operations, negatively impact the market price of our shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 of and other requirements of SOX.

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

Our status as a foreign private issuer results in less information being available about us than about domestic reporting companies.

We are a foreign private issuer and are not required to file as much information about us as domestic issuers are required to file. In this regard:

•	we are not required to file quarterly reports on Form 10-Q and our annual reports on Form 20-F are subject to disclosure requirements that differ from annual reports on Form 10-K;

•	we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures;

•	the SEC proxy statement and information statement rules do not apply to us; and

•	our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

You may experience dilution to the extent that our common shares are issued upon the exercise of our outstanding warrants, and if we issue additional equity securities, or there are any issuances and subsequent exercises of stock options issued in the future. Up to 139,488 Common shares may be issued with the exercise of warrants at a per share exercise price of $24.00 issued to the investors and up to 9,300 Common shares may be issued with the exercise of warrants at a per share exercise price of $17.60 issued to the placement agent in a private placement (the “Private Placement”) in connection with a registered offering of 1,487,870 Common shares to the same investors at a price of $2.20 per Common Share (the “Registered Offering”) in February 2024. See, “Item 10.C. Additional Information — Material Contracts.”

Substantial future sales or perceived potential sales of our common shares in the public market could cause the price of our common shares to decline.

Sales of our common shares in the public market, or the perception that these sales could occur, could cause the market price of our common shares to decline. As of the date of this annual report, we have 1,256,388 (as adjusted) Common shares issued and outstanding. On February 16, 2024, the Company entered into a securities purchase agreement with certain institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell, (i) in a registered direct offering, up to an aggregate of 1,487,870 of common shares, no par value of the Company at a per Share purchase price of $2.20, and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,115,903 (139,488 as adjusted) common shares of the Company (the “Investors Warrants”), for gross proceeds of approximately $3.27 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. In connection will the Registered Offering and Private Placement pursuant to the terms of a placement agency agreement, dated February 16, 2024 between the Company and Placement Agent (the “Placement Agent Agreement”), the Company agreed to issue to the Placement Agent warrants to purchase an aggregate of up to 74,394 (9,300 as adjusted) Common shares at a per share exercise price of $2.20 ($17.6 as adjusted) (the “Placement Agent Warrants”, and together with the Investors Warrants, the “Warrants”). Assuming exercise of all of the Warrants by cash and without adjustment, a maximum of 1,190,297 (148,788 as adjusted) Common shares underlying the Warrants will be offered for sale, subject to any restrictions as applicable under the Securities Act.

Certain of the Selling Shareholders may acquire their Common shares at a price that is less than the market price of the Common shares in the future, may earn a positive rate of return even if the price of the Common shares declines and may be willing to sell their Common shares at a price less than shareholders that acquired Common shares in the public market.

Certain of our Selling Shareholders may purchase their respective common shares at prices lower than the market prices in the future and may therefore experience a positive rate of return on their investment, even if our public shareholders experience a negative rate of return on their investment. As a result, the Selling Shareholders are able to recognize a greater return on their investment than shareholders that acquired Common shares in the public market. Up to 1,115,903 (139,488 as adjusted) Common shares may be issued with the exercise of the Investor Warrants at a per share exercise price of $3.00 ($24.0 as adjusted) and up to 74,394 (9,300 as adjusted) Common shares may be issued with the exercise of the Placement Agent Warrants at a per share exercise price of $2.20 ($17.6 as adjusted). Furthermore, the Selling Shareholders may earn a positive rate of return even if the price of the Common shares declines significantly. As a result, the Selling Shareholders may be willing to sell their shares at a price less than shareholders that acquired their Common shares in the public market or at higher prices than the price paid by such Selling Shareholders, the sale of which would result in the Selling Securityholder realizing a significant gain even if other CHNR shareholders experience a negative rate of return.

There is a limited number of our common shares in the public float and trading in our shares is not active; therefore, our common shares tend to experience price volatility.

There are currently approximately 567,894 of our common shares in the public float and, in general, there has not been an active trading market for our shares. Our shares tend to trade along with other shares of public companies whose operations are based in the PRC, and, at times, in tandem with other natural resource companies. These shares tend to exhibit periods of extreme volatility and price fluctuations, even when there are no events peculiar to the Company that appear to warrant price changes. We cannot assure you that price volatility will not continue in the future or, as a result thereof, that market prices will reflect actual values of our company.

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

Other factors which may negatively affect investor sentiment and influence the Company, specifically or the stock market more generally include acts of terrorism, an outbreak of international hostilities or tensions, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other man-made or natural events. In addition, during 2025, prolonged geopolitical conflicts, elevated interest rates across major economies, and ongoing Sino-US tensions continued to weigh on the global economy and businesses and have disrupted the global commodity market. In addition, tensions in the Middle East, particularly between the United States and Iran, have escalated in recent years and may continue to pose risks to our business. See “Item 3.D. Risk Factors — Risks Relating to Our Mine Exploration Activities in Inner Mongolia — Volatility in the market prices of metals may adversely affect the results of our operations.” We have limited ability to insure against some of the risks mentioned above.

Our principal beneficial owner and his affiliates control us through their share ownership; and their interests may differ from those of other shareholders.

Mr. Li Feilie, beneficial owner of a majority of our outstanding common shares, beneficially owns approximately 53.44% of our outstanding common shares, and as a result, Mr. Li is and will continue to be able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and holds a substantial amount of the Company’s debt (see “Item 7.B. Major Shareholders and Related Party Transactions – Related Party Transactions,” below). Mr. Li’s interests may differ from those of other shareholders. Additional information relating to the beneficial ownership of our securities is contained elsewhere in this annual report under “Item 6.E. Directors, Senior Management and Employees – Share Ownership.”

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

In February 2023, the Company entered into a material definitive agreement with Feishang Group, the Company’s controlling shareholder, and Top Pacific, a non-affiliate, and Mr. Li Feilie and Mr. Yao Yuguang, to acquire Williams Minerals, which owns the mining permit for a Zimbabwean lithium mine. In December 2023, the Company entered into an amendment agreement to the sale and purchase agreement dated as of February 27, 2023 by and among the Company, Feishang Group, the Company’s controlling shareholder, and Top Pacific, a non-affiliate, and Mr. Li Feilie and Mr. Yao Yuguang for the extension of the long stop date for closing the Acquisition from December 31, 2023 to December 31, 2024. On December 31, 2024, the Company entered into the Amendment Agreement II to extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025. On December 31, 2025, the Company entered into the Amendment Agreement III to further extend the long stop date for closing the acquisition from December 31, 2025 to December 31, 2026.

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

On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the sale and purchase agreement dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. On December 31, 2024, the Company entered into the Amendment Agreement II to further extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025. On December 31, 2025, the Company entered into the Amendment Agreement III to further extend the long stop date for closing the acquisition from December 31, 2025 to December 31, 2026.

The foregoing description of the Zimbabwe SPA, the Amendment Agreement, the Amendment Agreement II, and the Amendment Agreement III is only a summary and is qualified in its entirety by reference to the sale and purchase agreement dated February 27, 2023, the amendment agreement to the sale and purchase agreement dated December 22, 2023, the second amendment agreement to the sale and purchase agreement dated December 31, 2024 and the third amendment agreement to the sale and purchase agreement dated December 31, 2025 by and among the Company, Feishang Group Limited, Top Pacific (China) Limited, Li Feilie, and Yao Yuguang, a copy of each of which is incorporated by reference as Exhibit 4.17, Exhibit 4.20, Exhibit 4.23 and Exhibit 4.24 to this annual report.

Acquisition and Sale of PST Technology

We diversified our business by entering the environmental protection sector, which provides compelling synergies with our current operations, through the acquisition of PST Technology. On July 27, 2021, the Company entered into a Sale and Purchase Agreement with Li Feilie, pursuant to which the Company issued three million restricted common shares, no par value, and transferred 120 million shares of FARL, as well as approximately CNY10.3 million (US$1.47 million), to Feishang Group, in exchange for all outstanding shares of PST Technology and the transfer to the Company of approximately CNY130.0 million (US$18.58 million) of PST Technology’s outstanding debt previously owed to Mr. Li, which debt was eliminated upon consolidation. PST Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway. Shanghai Onway is principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC projects and public-private partnership (“PPP”) projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. The total value of the consideration that the Company provided to Mr. Li was approximately CNY104.1 million (US$14.88 million), which amount was a 20% discount to the valuation (including the assigned debt) of PST Technology provided by an independent valuation firm.

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

Other Matters

We made capital expenditures of CNY0.01 million, CNY3,680 and nil in 2023, 2024 and 2025, respectively. Our capital expenditures for 2023, 2024 and 2025 consisted primarily of the purchase of property, plant and equipment for office use.

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

On February 24, 2023, the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises was promulgated, or the Provision on Confidentiality, which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise publicly discloses or provides documents and materials involving state secrets and working secrets of state organs, or Relevant Documents and Materials, to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses Relevant Documents and Materials through its overseas listing subjects, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. Where a domestic enterprise provides accounting archives or copies of such archives to entities and individuals such as securities companies, securities service institutions and overseas regulatory authorities, it shall complete the corresponding procedures pursuant to relevant rules of the State. The working materials formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and outbound transfers of such materials shall go through approval procedures in accordance with relevant rules of the State.

Material Licenses and Permits

Except as disclosed in “Item 3.D. Risk Factors — Risk Related to Our PRC Operations and Doing Business in the PRC — We and our PRC subsidiaries are required to maintain a series of licenses, permits and approvals from PRC authorities to operate our business in the PRC, and failure to maintain or renew such licenses, permits or approvals in a timely manner could materially affect our business,” We believe that as of the date of this annual report, we and our subsidiaries have received from the PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and no permission or approval has been denied. These licenses, permits and filings include, exploration and mining licenses, among others. Given the changes and developments of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, or approvals or complete additional filings for our and our subsidiaries’ business operations in the future. If we or any of our subsidiaries is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals in a timely manner, or at all, the competent PRC regulatory authorities would have discretion to take action regarding such violations or failures. In addition, if we had inadvertently concluded that any approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain additional approvals, permits, registrations or filings in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all. Such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operations. For risks relating to licenses and approvals required for our operations in China, see “Item 3.D. Risk Factors — Risk Related to Our PRC Operations and Doing Business in the PRC — We and our PRC subsidiaries are required to maintain a series of licenses, permits and approvals from PRC authorities to operate our business in the PRC, and failure to maintain or renew such licenses, permits or approvals in a timely manner could materially affect our business.”

Implications of the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, and our current auditor was subject to that determination. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA and as a result, NASDAQ may determine to delist our securities. See “Item 3.D. Risk Factors - Risks Relating to Our PRC Operations and Doing Business in the PRC - The PCAOB may determine that it is unable to inspect our auditor in relation to its audit work performed for our financial statements to its satisfaction, and the inability of the PCAOB to conduct inspections over our auditor may affect our investors’ ability to benefit from such inspections.”, “— Risk Factors - Risks Relating to Our PRC Operations and Doing Business in the PRC - Our common shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” and “— Risks Relating to Our PRC Operations and Doing Business in the PRC - Our common shares may be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate our auditor for three consecutive years, or two consecutive years if proposed changes to the HFCAA are enacted. The delisting of our common shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Lead is an internationally traded commodity, the price of which is established on commodity markets throughout the world. During 2025, persistent geopolitical tensions prompted investors to increase allocations to commodities as a hedge against macroeconomic risks. In addition, tensions in the Middle East, particularly between the United States and Iran, have escalated and may bring additional uncertainties to the global economy and to our business. Against this backdrop, industrial metals, including lead, benefited from renewed investor interest in hard assets, even though their prices remained primarily driven by underlying industrial demand such as batteries and manufacturing. These dynamics supported an overall upward trend in lead prices over the year. Price movements during the year remained relatively contained, even as other base metals like silver and copper experienced stronger upward momentum. This divergence indicates that lead is increasingly decoupling from the broader base metals cycle, with its pricing driven more by internal structural dynamics, such as steady industrial consumption and balanced supply-demand equilibrium, than by macro tailwinds. The SHFE lead price started the year at CNY16,870 (US$2,411) per ton. Lead price displayed notable volatility from March 2025 to April 2025, rising sharply in mid-March before declining to a low in early April, consistent with global market trends. It reached both its annual high of CNY17,840 (US$2,550) per ton and its annual low of CNY15,885 (US$2,270) per ton in November 2025. The closing price at the end of 2025 was CNY17,355 (US$2,481) per ton, representing an annual increase of approximately 3.52%.

 The following table shows the world refined lead supply and usage over the past five years:

	2021	2022	2023	2024	2025

World mine production (thousand tons)	4,509	4,440	4,459	4,555	4,537
World refined production (thousand tons)	13,367	13,162	13,590	13,416	13,654
World refined usage (thousand tons)	13,322	13,342	13,439	13,354	13,581
London Mercantile Exchange (“LME”) average price (US$/ton)*	2,304	2,293	*	*	*
SHFE average price (CNY/ton)	15,370	15,930	15,860	16,765	17,280

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

Silver is an internationally traded commodity, the price of which is established on commodity markets throughout the world. Silver tends to trend in lockstep with gold, but it also has its own unique market trend because it has stronger industrial attributes compared with gold. During 2025, a persistent silver supply deficit widened further amid robust global industrial demand and acute physical shortages. Silver's industrial applications surged, driven by accelerated growth in photovoltaics, electric vehicles, and AI technologies. Silver’s 2025 price surge showed a dynamic correlation with gold, initially riding gold's rising momentum. Silver accelerated with a steeper, more concentrated rally, fueled by explosive ETF inflows like US$1 billion into iShares Silver Trust in a single week (exceeding gold ETF flows) and heightened options volatility. This was attributed to silver’s dual safe-haven appeal (like gold) plus unique physical tightness, normalizing investor allocations after years of underweight positioning. The price surge was triggered by a historic shortage in the London reference market and Chinese inventories at their lowest levels in a decade. During the year, the SHFE silver price opened at CNY7,506 (US$1,073) per kg at the beginning of 2025 and touched its annual low of CNY7,502 (US$1,073) per kg on the same day. From there, it maintained an overall upward trend throughout the year. In December 2025, prices jumped by more than 30%, reaching an annual high of CNY19,998 (US$2,858) per kg around the end of the month. The closing price at the end of 2025 was CNY17,074 (US$2,440) per kg, representing a strong annual gain of approximately 128.57%.

The following table shows the world silver supply and demand over the past five years:

	2021	2022	2023	2024	2025

World mine production (million ounces)	830.8	839.4	812.7	819.7	835.0
World total supply (million ounces)	1023.1	1,034.6	997.8	1,015.1	1,030.6
World total demand (million ounces)	1,102.4	1,284.2	1,198.5	1,164.1	1,148.3
COMEX average price (US$/oz)	23.4	24.0	24.1	*	*
SHFE average price (CNY/kg)	4,845	5,349	6,012	7,499	18,037

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

Copper is an internationally traded commodity, the price of which is established on commodity markets throughout the world. Traditionally, the price of copper is closely related to economic cycles and largely determined by supply and demand. Demand for copper in China and the U.S. plays a major role in global price determination. During 2025, China remained the world’s largest copper consumer despite limited domestic reserves, relying on imports to satisfy demand fueled primarily by surging electrification trends, including AI data center expansion, large-scale infrastructure projects, and energy transition initiatives. On the global supply side, a thin pipeline of new projects and repeated disruptions in major mines constrained output, supporting prices amid robust consumption. As for domestic trends, China’s refined copper usage fell while China’s refined production rose, reflecting improved efficiency and output capacity. During 2025, the SHFE copper price generally followed an upward trajectory over the year, despite a temporary decline from mid-March 2025 to early April 2025, when it fell to its annual low of CNY71,320 (US$10,194) per ton. It rose from CNY73,310 (US$10,478) per ton in the beginning of the year and continued to climb after the early April dip. It eventually reached its all-year high of CNY102,660 (US$14,673) per ton around the end of 2025. The closing price at the end of 2025 was CNY98,240 (US$14,042) per ton, representing an annual increase of approximately 33.17%.

The following table shows the world refined copper production and usage over the past five years:

	2021	2022	2023	2024	2025

World mine production (thousand tons)	21,223	21,917	22,371	22,958	23,119
World refined production (thousand tons)	24,900	25,278	26,508	27,397	28,528
World refined usage (thousand tons)	25,259	25,857	26,604	27,328	28,164
China’s refined production (thousand tons)	10,487	11,063	12,988	13,640	14,720
China’s refined usage (thousand tons)	13,840	14,027	14,703	15,321	13,590
LME average price (US$/ton)*	9,721	8,372	*	*	*
SHFE average price (CNY/ton)	70,120	66,120	68,970	73,800	98,700

———————

Source: International Copper Study Group, LME, SHFE.

*Certain data are not available.

Overview of Bayannaoer Mining

Bayannaoer Mining was established in 2005 to engage in mineral exploration activities in Bayannaoer City, located in the Inner Mongolia Autonomous Region of the PRC. The registered capital of Bayannaoer Mining is CNY59.48 million.

In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of Inner Mongolia Autonomous Region. Following completion of preliminary exploration activities and evaluation, management determined to retain exploration rights solely to the Moruogu Tong Mine; and, to date, has received a series of license renewals. Total exploration expenses related to these 11 exploration rights (exclusive of capitalized expenses that have not yet fully depreciated or amortized and administrative expenses) borne by Bayannaoer Mining incurred to date amount to approximately CNY35.60 million (US$5.09 million). The current exploration permit for the Moruogu Tong Mine runs until September 2026 and covers a site area of 7.81 square kilometers.

The Moruogu Tong Mine is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. In 2006, Bayannaoer Mining engaged the Land and Resources Exploration and Development Institute of Inner Mongolia to carry out prospecting, including geophysical and drilling works. To date, exploration expenses of approximately CNY23.54 million (US$3.36 million), inclusive of amounts paid by Jijincheng Mining, have been incurred for the Moruogu Tong Mine, which were paid for by Bayannaoer Mining with self-owned capital, loans from a related party, and funds received pursuant to its Cooperation Agreement with Jijincheng Mining of approximately CNY6.72 million (US$0.96 million).

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

The current exploration work stage of the northern part of Moruogu Tong Mine has been completed. The future amount for the exploration project, including drilling expenses, site construction costs, grassland compensation fees and simple infrastructure construction costs in order to apply for a mining rights permit, is anticipated to be approximately CNY11.38 million (US$1.63 million). Bayannaoer Mining and Jijincheng Mining intend to seek other investors to play roles similar to those of Jijincheng Mining in order to proceed with the further exploration and analysis of the northern part of Moruogu Tong Mine, with an aim to apply for a mining rights permit. This exploration project is expected to be financed by funds received pursuant to the Cooperation Agreement and/or any new or similar cooperation agreement, and loans from a related party. While the results of preliminary prospecting suggest that the northern part of Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, the Company cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. It is possible that further exploration and analysis will not confirm initial findings and that continued activities in furtherance of mining operations will cease.

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

Cooperation Agreement

On August 20, 2017, Bayannaoer Mining entered into the Cooperation Agreement with Jijincheng Mining, an unrelated third party. The Cooperation Agreement is intended to provide for financial support by Jijincheng Mining for the exploration and operating expenses of the northern part of Moruogu Tong Mine during the exploration stage such that Bayannaoer Mining is not required to make any further capital contribution for exploration activities, and for the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. According to the Cooperation Agreement, Jijincheng Mining is also responsible for engaging the exploration team and directing their activities. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for the northern part of Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining enjoys full rights to any resources already discovered and confirmed by its independent exploration works conducted prior to commencement of the cooperative exploration project; (iv) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (v) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain the subject of continuing discussion between the parties. To date, the total exploration expenses paid by Jijincheng Mining amount to approximately CNY6.72 million (US$0.96 million).

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

We have not, as of the date of this annual report, experienced a cybersecurity threat or incident in the last three years, that materially affected or is reasonably likely to affect our business, results of operations, or financial condition. However, there can be no guarantee that we will not experience such an incident in the future. For more information,

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

CHNR is a holding company directly or indirectly owning the following subsidiaries, to the extent indicated (as of December 31, 2025):

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

On April 1, 2017, the Company signed an office sharing agreement with Anka Consultants Ltd. (“Anka”), a related party, which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to certain accounting and secretarial services and day-to-day office administration services provided by Anka. On July 1, 2025, the Company signed a new office sharing agreement with Anka, pursuant to which the Company shares 110 square meters of the total area of the office premises for one year from July 1, 2025 to June 30, 2026. Anka’s current lease with the unrelated landlord is for three years, from June 16, 2025, to June 15, 2028. For the years ended December 31, 2023, 2024 and 2025, the Company’s share of rental expenses and rates was approximately CNY730,149, CNY370,923 and CNY514,847 (US$73,587), respectively.

On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. On October 1, 2025, Feishang Management signed a new contract with Feishang Enterprise for one year from October 1, 2025 to September 30, 2026, pursuant to which Feishang Management shared 40 square meters of the office premises. For the years ended December 31, 2023, 2024 and 2025, Feishang Management’s share of rental expenses was CNY165,600, CNY165,600 and CNY145,800 (US$20,839), respectively.

Bayannaoer Mining

The offices and exploration site of Bayannaoer Mining are located in Bayannaoer City, Inner Mongolia Autonomous Region in the PRC. The property, plant and equipment of Bayannaoer Mining mainly includes buildings, vehicles, office equipment and furniture, with a total net value as of December 31, 2025, of approximately CNY0.03 million (US$0.01 million). On May 1, 2024, Bayannaoer Mining signed an annual lease agreement with private individuals pursuant to which Bayannaoer Mining leases office premises located at 8/F, Huaao Building, Shengli North Road in Bayannaoer City. On May 1, 2025, the lease agreement was renewed for one year from May 1, 2025 to April 30, 2026. The office covers an area of 162 square meters, and annual rent is CNY24,300 (US$3,473).

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

Continuing Operations

Administrative Expenses

Administrative expenses primarily consist of salaries and staff welfare expenses, professional service fees, travel expenses, depreciation and other general corporate function related expenses.

Other Income

Other income primarily consists of government reimbursements, grants and tax refunds, and other non-operating income or expenses.

Fair Value Gain/(Loss) on Financial Instruments, net

Fair value gain or loss on financial instruments represent the net changes in fair value of warrants issued to investors.

Finance Costs

Finance costs consist primarily of bank charges, and foreign currency exchange differences.

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

Results of Operations

The following table sets out our consolidated results of operations for the periods indicated:

	Year Ended December 31,
	(Amounts in thousands, except per share data)
	2023	2024	2025	2025
	CNY	CNY	CNY	US$
Consolidated Statements of Profit or Loss Data CONTINUING OPERATIONS
Administrative expenses	(12,883)	(7,199)	(3,299)	(472)
Other income	3,742	2	34	5
Fair value gain on financial instruments, net	847	3,996	2,077	297
Finance costs	(48)	(28)	(44)	(6)
Finance income	5	69	1	—

LOSS BEFORE INCOME TAX	(8,337)	(3,160)	(1,231)	(176)

Income tax expense	—	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	(8,337)	(3,160)	(1,231)	(176)
DISCONTINUED OPERATIONS
Loss for the year from discontinued operations, net of tax	(4,106)	—	—	—

LOSS FOR THE YEAR	(12,443)	(3,160)	(1,231)	(176)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(8,337)	(3,160)	(1,231)	(176)
From discontinued operations	(5,504)	—	—	—
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	1,398	—	—	—
	(12,443)	(3,160)	(1,231)	(176)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	(8.11)*	(2.62)*	(0.98)	(0.14)
- For loss from discontinued operations	(5.35)*	—	—	—
Loss per share	(13.46)*	(2.62)*	(0.98)	(0.14)

 * Retrospectively restated for effect of the 8-to-1 share combination effective on June 13, 2025, see Note 19(a).

Years Ended December 31, 2025 and 2024

Administrative Expenses. Administrative expenses decreased by CNY3.90 million (US$0.56 million) from CNY7.20 million for the year ended December 31, 2024 to CNY3.30 million (US$0.47 million) for the year ended December 31, 2025. The decrease was mainly caused by the decrease of professional fees (mainly legal and audit fees) as a result of expense control.

Other Income. Other income increased by CNY0.03 million (US$0.01 million) from CNY2.00 thousand for the year ended December 31, 2024 to CNY0.03 million (US$0.01 million) for the year ended December 31, 2025. The increase in other income was mainly due to the gain on disposal of a vehicle.

Fair Value Gain on Financial Instruments, net. Fair value gain on financial instruments, net decreased by CNY1.92 million (US$0.27 million) from CNY4.00 million for the year ended December 31, 2024 to CNY2.08 million (US$0.30 million) for the year ended December 31, 2025. The decrease was caused by the fluctuation of fair values of the Company’s outstanding warrants.

Net Loss. As a result of the foregoing, our net loss decreased by CNY1.93 million (US$0.28 million), from CNY3.16 million for the year ended December 31, 2024 to CNY1.23 million (US$0.18 million) for the year ended December 31, 2025.

Years Ended December 31, 2024 and 2023

Administrative Expenses. Administrative expenses decreased by CNY5.68 million from CNY12.88 million for the year ended December 31, 2023 to CNY7.20 million for the year ended December 31, 2024. The decrease was mainly caused by the decrease of professional fees (mainly legal and audit fees) as a result of expense control.

Other Income. Other income decreased by CNY3.74 million from CNY3.74 million for the year ended December 31, 2023 to CNY2.00 thousand for the year ended December 31, 2024. The decrease in other income was mainly caused by government compensation received in 2023 for termination of 5 mine exploration rights in Dengkou County, Inner Mongolia Autonomous Region.

Fair Value Gain on Financial Instruments, net. Fair value gain on financial instruments, net increased by CNY3.15 million from CNY0.85 million for the year ended December 31, 2023 to CNY4.00 million for the year ended December 31, 2024. The increase was caused by the fluctuation of fair values of the Company’s outstanding warrants.

Loss for the year from discontinued operations, net of tax. The loss for the year from discontinued operations, net of tax decreased by CNY4.11 million from CNY4.11 million for the period ended July 31, 2023 to nil for the year ended December 31, 2024. The decrease was a result of the disposal of PSTT in 2023.

Net Loss. As a result of the foregoing, our net loss decreased by CNY9.28 million, from CNY12.44 million for the year ended December 31, 2023 to CNY3.16 million for the year ended December 31, 2024.

Impact of Government Policies on the Company’s Operations

In 2025, the government tightened the precision of its macroeconomic management, implementing an active fiscal policy alongside a moderately accommodative monetary stance to stabilize growth and nurture new sources of momentum. Throughout the year, the government focused on nurturing new quality productive forces and accelerating the development of a modern industrial system, while the digital economy and high-tech manufacturing sectors continued to expand rapidly. Macroeconomic policies will largely impact economic cycles, growth rates, inflation and interest rates, and eventually result in changes in supply and demand dynamics and price fluctuations in the markets we intend to serve. Industrial policies will more directly impact specific industries and to some extent determine market access, market potential, intensity of competition and profitability.

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

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. During the years ended December 31, 2024 and 2025, the Company financed its working capital requirements and capital expenditures through internally generated cash from prior years, non-interest-bearing loans from the Related-Party Debtholders, funds provided pursuant to the Cooperation Agreement, and the sale of 3,960,000 common shares and associated warrants to purchase up to 1,487,870 common shares at an offering price of US$2.20 per share in February 2024. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” In view of the cessation of the wastewater treatment business and the pre-revenue exploration stage of the Moruogu Tong Mine, the Company expects that the availability of internally generated funds to sustain operations will decrease for the foreseeable future. As we are actively exploring new business opportunities in lithium resources in Zimbabwe, we may face growing shortage of working capital in the near future. Although we believe that our working capital is sufficient for our present requirements and to continue our current operations over the next 12 months, we envisage engaging in further capital-raising activities in pursuit of other business opportunities in the PRC to diversify our operations as we move into our next phase of growth.

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

Under PRC laws and regulations, we are subject to various restrictions on intercompany fund transfers and foreign exchange controls. See “Item 3.D. KEY INFORMATION – Transfers of Cash and Assets Between Our Company and Our Subsidiaries” for further details of impacts on liquidity and capital resources as a result of cash and assets transfer restrictions and limitations. As of December 31, 2025, the breakdown of cash (in thousands) held in different currencies is as follows:

Currency and Amount	CNY Equivalent	US$ Equivalent
CNY341	341	49
HK$111	100	14
US$5	34	5
Total	475	68

The Company expects to maintain a balanced portfolio of foreign currencies in order to meet its cash obligations in different currencies for its expenses, capital expenditures and acquisitions. Management does not anticipate the payment of dividends or any similar profit distribution from the Company’s PRC subsidiaries in the foreseeable future.

Cash Flows

The following table sets forth the Company’s cash flows (in thousands) for each of the three years ended December 31, 2023, 2024, and 2025:

	Years Ended December 31,
	2023	2024	2025
	CNY	CNY	CNY	US$
Cash and cash equivalents at beginning of year	31,695	4,753	3,082	441
Net cash from/(used in) operating activities	13,328	(7,417)	(5,725)	(817)
Net cash (used in)/from investing activities	(1,054)	1	50	7
Net cash (used in)/from financing activities	(37,930)	15,111	(319)	(46)
Net (decrease)/ increase in cash and cash equivalents	(25,656)	7,695	(5,994)	(856)
Effect of exchange rate changes on cash	(1,286)	(9,366)	3,387	483)
Cash and cash equivalents at end of year	4,753	3,082	475	68

Operating Activities

Net cash used in operating activities was CNY5.73 million (US$0.82 million) in 2025, compared CNY7.42 million in 2024. The cash outflows were mainly attributable to decreased operating loss in 2025.

Net cash used in operating activities was CNY7.42 million in 2024, compared to net cash inflow of CNY13.33 million in 2023. The cash outflows were mainly attributable to settlements of other payables and accruals in 2024.

Investing Activities

Net cash from investing activities was CNY50 thousand (US$7 thousand) in 2025, compared CNY1.00 thousand in 2024. The cash inflows in 2025 mainly represents proceeds from disposal of a vehicle.

Net cash from investing activities was CNY1.00 thousand in 2024, compared to net cash outflows of CNY1.05 million in 2023. The cash inflows in 2024 mainly represents proceeds from disposal of property, plant and equipment.

Financing Activities

Net cash used in financing activities was CNY0.32 million (US$0.05 million) in 2025, compared to net cash inflow of CNY15.11 million in 2024. The cash outflows in 2025 mainly represent net repayments to related companies.

Net cash from financing activities was CNY15.11 million in 2024, compared to net cash outflow of CNY37.93 million in 2023. The cash inflows in 2024 mainly represent net proceeds received from private placement on February 21, 2024.

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

Capital Expenditures

Our capital expenditures were incurred primarily in connection with the purchase of property, plant and equipment for office use. Our capital expenditures were CNY0.01 million, CNY3,680 and nil in 2023, 2024 and 2025, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from internally generated cash from prior years, non-interest-bearing loans from the Related-Party Debtholders, and the proceeds from private placements in 2021 and 2024 will continue to meet our capital expenditure needs in the foreseeable future. However, as we are actively exploring new business opportunities in lithium resources in Zimbabwe, we may face growing shortage of working capital in the near future, and we envisage engaging in further capital-raising activities in pursuit of other business opportunities in the PRC to diversify our operations as we move into our next phase of growth. In addition, Feishang Group Limited and Feishang Enterprise Group Company Limited, related parties which have provided non-interest-bearing loans, have confirmed they will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

Material Cash Requirement

Other than the ordinary cash requirements for our operations and capital expenditures, our material cash requirements as of December 31, 2025 primarily include our contractual obligations.

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

Contractual Obligations

The following table summarizes our contractual obligations (in thousands) as of December 31, 2025:

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

Except as disclosed above and discussed under “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition and Sale of PST Technology,” and “Item 7.B. – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Acquisition of Williams Minerals,” there have been no significant changes in the Company’s financial condition and liquidity during the years ended December 31, 2023, 2024 and 2025.

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

On December 22, 2023, the Company entered into the Amendment Agreement to the Zimbabwe SPA by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the Acquisition from December 31, 2023 to December 31, 2024. On December 31, 2024, the Company entered into a second amendment agreement to the Zimbabwe SPA to further extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025. On December 31, 2025, the Company entered into a third amendment agreement to further extend the long stop date for closing the acquisition from December 31, 2025 to December 31, 2026.

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

During 2025, the global economic landscape remained volatile, with persistent geopolitical tensions and ongoing trade frictions among major economies, leading to extreme fluctuations in the commodity market worldwide. Although interest rates in developed markets began to ease, they stayed relatively high, weighing on global momentum and posing continued challenges to China’s recovery. The Chinese government pursued a moderately accommodative monetary policy and recorded the largest fiscal deficit in recent years, along with supportive industrial policies, to support stable economic performance. The real estate sector remained in a phase of deep adjustment despite policies aimed at stabilizing the property market and preventing further downturn. Throughout the year, the government focused on nurturing new quality productive forces and accelerating the development of a modern industrial system, while the digital economy and high-tech manufacturing sectors continued to expand rapidly. China’s structural economic transformation deepened further. Macroeconomic policies will largely impact economic cycles, growth rates, inflation and interest rates, and eventually result in changes in supply and demand dynamics and price fluctuations in the markets we intend to serve. Industrial policies will more directly impact specific industries and to some extent determine market access, market potential, intensity of competition and profitability. In the near future, we are likely to see further a series of highly supportive macroeconomic and industrial policies in various fields, but the extent and speed of economic recovery remains highly uncertain due to risks relating to the real estate sector, local government debt, escalating trade frictions, the ongoing geopolitical tensions especially the renewed hostilities in the Middle East in early 2026, surging oil prices, and high interest rates of major economies, which might adversely affect the Chinese economy, our business operations and profitability. For further details on the impact of government policies, market uncertainties and high interest rates, please refer to “Item 3.D. KEY INFORMATION – Risk Factors – Risks Relating to Our Mine Exploration Activities in Inner Mongolia – Volatility in the market prices of metals may adversely affect the results of our operations,” and “Item 5.A. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Operating Results – Impact of Government Policies on the Company’s Operations.”

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

E.	Critical Accounting Estimates

Not applicable.

New IFRS Pronouncements

For a detailed discussion of new accounting pronouncements, please see Notes 2.4 and 2.5 to our audited consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive Officers and Directors

The following table identifies the current directors and executive officers of the Company, and sets forth their ages and positions with the Company:

Name	Age	Position

Wong Wah On Edward	62	Chairman of the Board of Directors, President and Chief Executive Officer
Tam Cheuk Ho	63	Director
Zhu Youyi	45	Chief Financial Officer and Corporate Secretary
Lam Kwan Sing	56	Non-employee Director
Ng Kin Sing	63	Non-employee Director
Yip Wing Hang	59	Non-employee Director
Li Feilie	60	Director of Subsidiaries

Mr. Wong Wah On Edward was appointed as a director in April 2015, and as Chairman of the Board of Directors, President and Chief Executive Officer in August 2016. Mr. Wong served as the director of Feishang Anthracite from February 2013 to March 2026. He served as a director of the Company from January 1999 to January 2014, as its financial controller from December 2004 to January 2008, as its secretary from February 1999 to January 2014, and as its chief financial officer from January 2008 to January 2014. Mr. Wong is a co-owner and has been principally employed as a director of Anka, a privately held company, since April 2008. Mr. Wong has also served as an independent non-executive director of Quali-Smart Holdings Limited, a company listed in Hong Kong since September 2015. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate member of the Hong Kong Chartered Governance Institute. He is also a certified public accountant (practicing) in Hong Kong.

Mr. Tam Cheuk Ho was appointed as a director in April 2015. Mr. Tam served as the director of Feishang Anthracite from February 2013 to March 2026. He served as a director of the Company from December 1993 to December 1994 and from December 1997 to January 2014. He was also the Chief Financial Officer and Executive Vice President of the Company, from December 2004 to January 2008, and from January 2008 to January 2014, respectively. Mr. Tam is also a director and co-owner of Anka. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor of Business Administration degree from the Chinese University of Hong Kong.

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

Key Employees

The following table identifies the senior management of Bayannaoer Mining, and his age and position:

Name	Age	Position

Yu Jun	58	General Manager of Bayannaoer Mining

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

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2025, to each of the individuals identified in “Item 6.A. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Directors and Senior Management” above.

Name	Compensation (US$)	Number of options to purchase common shares	Exercise price (US$/share)	Expiration date
Directors and Executive Officers
Lam Kwan Sing	15,385	—	—	—
Li Feilie[1]	1	—	—	—
Ng Kin Sing	15,385	—	—	—
Tam Cheuk Ho2	1	—	—	—
Wong Wah On Edward[2]	1	—	—	—
Yip Wing Hang	15,385	—	—	—
Zhu Youyi	28,800	—	—	—
Key Employees
Yu Jun	11,077	—	—	—

———————

1	Mr. Li serves as director of certain subsidiaries of the Company. The amount does not include payments under an office sharing agreement pursuant to which Feishang Enterprise, a company controlled by Mr. Li, provides our subsidiary Feishang Management with certain shared office space (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below).

2	The amounts do not include payments to Anka under an office sharing agreement pursuant to which Anka provides certain accounting, administrative and secretarial services to the Company (see “Item 7.B. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – Related Party Transactions – Commercial Transactions with Related Companies,” below). Anka is jointly owned by Messrs. Wong Wah On Edward and Tam Cheuk Ho.

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

On March 7, 2019, we entered into an employment agreement with Mr. Yu Jun for his services as general manager of Bayannaoer Mining for a term of one year expiring on March 6, 2020. The agreement was renewed on March 7, 2020, March 7, 2021, and March 7, 2022, respectively, with the same initial terms. For his services, Mr. Yu receives a basic salary at the rate of CNY5,000 (US$715) per month, and is eligible for a bonus. Mr. Yu also enjoys certain perquisites and is eligible for bonuses. These amounts are included in the table above.

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

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive officers or directors. For each of the three years ended December 31, 2023, 2024 and 2025, no increases in cash compensation were determined by the Compensation Committee under the service agreements, and we paid or accrued nil, nil and nil, respectively, for cash compensation to our executive officers for their services as such.

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

Non-Employee Director Compensation

We pay our independent directors a monthly director’s fee equal to HK$10,000 (US$1,282). We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We reimburse out-of-pocket expenses incurred by directors in attending Board and committee meetings. During the fiscal year ended December 31, 2025, no long-term incentive plans or pension plans were in effect with respect to any of the Company’s executive officers or directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of the date of this annual report:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders 2024 Equity Compensation Plan	—		$—	251,277
Equity compensation plans not approved by security holders	—		N/A	—
Total	—	$	N/A	251,277

Stock Option Plan

The 2024 Plan was authorized by our Board of Directors on June 20, 2024, and was ratified and approved by members on October 24, 2024.

The purposes of the 2024 Plan are to:

•	Encourage ownership of our common shares by our officers, directors, employees and advisors;

•	Provide additional incentive for them to promote our success and our business; and

•	Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

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

On July 14, 2022, option awards have been granted to certain eligible individuals covering an aggregate of 202,500 (as adjusted by a eight-to-one share combination on June 13, 2025) of the Company’s common shares under the 2014 Plan. The 2014 Plan terminated on June 19, 2024. A total of 251,277 common shares (as adjusted) have been reserved for issuance under the 2024 Plan at the time of adoption of the 2024 Plan by the Board of Directors. No awards have yet been made under the 2024 Plan as of the date of this annual report. The 2024 Plan terminates on September 25, 2034.

C.	Board Practices

As provided by our Memorandum and Articles, each director is to hold office for a three-year term expiring at the annual meeting of shareholders held in the third year after his or her appointment. At the 2025 annual meeting of shareholders, Messrs. Wong Wah On Edward and Tam Cheuk Ho were elected to serve as Class III directors until the annual meeting of shareholders in 2028. Mr. Ng Kin Sing serves as Class I directors until the 2026 annual meeting of shareholders. Messrs. Lam Kwan Sing and Yip Wing Hang serve as Class II directors until the 2027 annual meeting of shareholders.

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

The following table sets out the number of employees as of December 31, 2023, 2024, and 2025, including their principal category of activity and geographic location.

		Years Ended December 31,
		2023	2024	2025

Hong Kong	Accounting, administration and management	2	2	2
		2	2	2

The PRC	Accounting, administration and management (Shenzhen)	1	1	1
	Accounting, administration and management (Bayannaoer)	4	4	4
	Cashier	1	1	1
	Mining exploration	1	1	1
		7	7	7
Total		9	9	9

E.	Share Ownership

The following table sets forth, as of the date of this annual report, the share ownership of the Company’s common shares by:

•	each of the individuals disclosed in response to Item 6.B. of this annual report; and

•	each person known to us to beneficially own more than 5% of our common shares.

The calculations in the table below are based on 1,256,388 common shares issued and outstanding as of the date of this annual report, excluding a total of 148,788 common shares that represent common shares underlying the Warrants that are issuable upon exercise of the Warrants by cash and without adjustment.

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

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class
Directors and Executive Officers
Li Feilie	671,445	(1)	53.44%
Wong Wah On Edward	10,000		0.80%
Tam Cheuk Ho	7,049		0.56%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Yu Jun	—		—
Zhu Youyi	—		—
Officers and directors as a group (8 persons)	688,494		54.80%
Principal Shareholders
Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B	69,743	(2)	5.55%

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

Except as indicated otherwise below, the business address of our directors and executive officers is Room M07, 7/F, Valiant Industrial Building, 2-12 Au Pui Wan Street, Fo Tan, Hong Kong.

(1)	Mr. Li is not an officer or director of CHNR but is an officer and/or director of certain of our subsidiaries, and ultimately controls the Company through his beneficial ownership of our shares, his ability to elect the Board of Directors and his ownership of a substantial amount of Company debt. This number consists of (a) 663,945 outstanding common shares held in the name of Feishang Group, a BVI corporation that is wholly owned by Mr. Li, and (b) 7,500 outstanding common shares held by Mr. Li.

(2)	This number represents 69,743 common shares issuable upon exercise of certain warrants held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B. Ayrton Capital LLC, the investment manager to Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, has discretionary authority to vote and dispose of the shares held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and may be deemed to be the beneficial owner of these shares. Waqas Khatri, in his capacity as Managing Member of Ayrton Capital LLC, may also be deemed to have investment discretion and voting power over the shares held by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B. Ayrton Capital LLC and Mr. Khatri each disclaim any beneficial ownership of these shares. The address of Ayrton Capital LLC is 55 Post Rd West, 2nd Floor, Westport, CT 06880.

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

Major Shareholders

Please refer to “Item 6.E. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Share Ownership.”

Significant Changes in Ownership

In January 2021, we issued 3.96 million common shares in a registered offering, and concurrently privately placed warrants exercisable for up to 1.98 million common shares. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” In July 2021, we issued 3.0 million common shares, and transferred our 120 million shares of Feishang Anthracite, as well as approximately CNY10.3 million (US$1.47 million), to Feishang Group in exchange for all outstanding shares of PST Technology and the transfer to us of approximately CNY130.0 million (US$18.58 million) of PST Technology’s outstanding debt previously owed to Mr. Li Feilie. On July 28, 2023, we transferred 100% equity interest of PST Technology to Feishang Group, together with PST Technology’s outstanding payable owned to the Company, for consideration of approximately CNY95,761,119, comprising: (i) CNY-34,197,300, the fair value of 100% equity interest of PST Technology as determined by the independent valuation report dated July 28, 2023; (ii) CNY 129,958,419, the book value of PST Technology’s outstanding payable owed to the Company. See “Item 4.A. – Information on the Company – History and Development of the Company – Acquisition and Sale of PST Technology.” In February 2024, we issued 1.49 million common shares in a registered offering, and concurrently privately placed warrants exercisable for up to 1.19 million common shares. See “Item 10.C. ADDITIONAL INFORMATION – Material Contracts.” Other than the foregoing events, there have been no significant changes in the percentage of ownership held by the major shareholder during the past three years.

Geographic Breakdown of Shareholders

Based upon a review of our shareholder records as of April 30, 2026, on that date our common shares were held of record by approximately 178 persons, 157 of whom, holding approximately 40.22% of our outstanding common shares on that date, were located in the United States (host country). Shares registered in the name(s) of intermediaries were assumed to be held by residents of the same country in which the intermediary was located.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

In 2025, we received an aggregate amount of HK$1.06 million (US$0.14 million) from Anka in the form of interest-free loans to us.

We have received letters from Feishang Group and Feishang Enterprise, entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, both dated April 30, 2026 which state that Feishang Group and Feishang Enterprise will provide continuous financial support (in the form of interest-free loans) to us in relation to the going concern of our operations, including not recalling any amounts due to them until we are in a position to settle the amounts due without having a detrimental impact on our financial resources, and that Feishang Enterprise will pay debts on our behalf when needed. As far as the Company understands, there are no limitations on the amount, provision or duration of support from Feishang Group or Feishang Enterprise.

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

Acquisition and Sale of PST Technology

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

On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the sale and purchase agreement Dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. On December 31, 2024, the parties entered into the Amendment Agreement II to extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025. On December 31, 2025, the Company entered into the Amendment Agreement III to further extend the long stop date for closing the acquisition from December 31, 2025 to December 31, 2026.

The foregoing description of the Zimbabwean SPA, as amended, is only a summary and is qualified in its entirety by reference to the Sale and Purchase Agreement dated February 27, 2023, the Amendment Agreement dated December 22, 2023, the Amendment Agreement II dated December 31, 2024, and the Amendment Agreement III dated December 31, 2025 by and among China Natural Resources, Inc., Feishang Group Limited, Top Pacific (China) Limited, Li Feilie and Yao Yuguang, a copy of each of which has been incorporated by reference as Exhibit 4.17, Exhibit 4.20, Exhibit 4.23 and Exhibit 4.24 to this annual report.

Commercial Transactions with Related Companies

Commercial transactions with related companies (in thousands) are summarized as follows:

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

CHNR’s share of office rental, rates and others to Anka (1)	445	797	736	105
Feishang Management’s share of office rental to Feishang Enterprise (2)	166	166	146	21
Shenzhen New PST’s share of office rental to Feishang Enterprise (3)	53	—	—	—

———————

(1)	On July 1, 2018, the Company signed a contract with Anka to lease 184 square meters of office premises for 2 years from July 1, 2018 to June 30, 2020, subsequently extended to June 30, 2025. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka. Costs presented here include both rent and services. On July 1, 2025, the Company signed a new contract with Anka to lease 110 square meters of office premises for one year from July 1, 2025 to June 30, 2026.

(2)	On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months, subsequently extended to September 30, 2025. On September 30, 2025, Feishang Management signed a new contract with Feishang Enterprise for one year from October 1, 2025 to September 30, 2026.

(3)	The Company’s then subsidiary, Shenzhen New PST, signed a contract with Feishang Enterprise to lease 96 square meters of office premises for 12-month period from March 14, 2022 to March 13, 2023 and renewed the contract with same terms for another 12-month period from March 14, 2023 to March 13, 2024.

Balances with Related Parties

	(Amounts in thousands)
	As of December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$
Payables to related parties
Feishang Enterprise (1)(2)	6,078	10,422	10,225	1,461
Feishang Group (1)(3)	85,673	78,567	73,075	10,445
Anka Capital Limited (“Anka Capital”) (4)	2,991	939	1,528	219
Anka (4)	—	—	956	137

Lease liabilities to related parties
Anka (4)	360	—	—	—

———————

(1)	Feishang Enterprise and Feishang Group are entities controlled by Mr. Li Feilie, who is the principal beneficial owner of the Company.

(2)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(3)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(4)	Anka Capital and Anka are each jointly owned by Messrs. Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company. The payable to Anka Capital represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

On June 13, 2025, we effected an eight-to-one share combination of issued and outstanding shares, which was intended to increase the per share trading price of the Company’s common shares to satisfy the $1.00 minimum bid price required for continued listing on Nasdaq.

On June 30, 2025, we received a notice letter from Nasdaq confirming that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2).

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

The Company is a beneficiary of letters from Feishang Group and Feishang Enterprise regarding their provision of financial support to the Company, executed on May 15, 2023, copies of which are incorporated by reference as Exhibit 4.6 and 4.7 to this annual report.

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

On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the Zimbabwe SPA with the parties thereto. As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the Zimbabwe SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the acquisition from December 31, 2023 to December 31, 2024. On December 31, 2024, the Company entered into the Amendment Agreement II to extend the long stop date for closing the acquisition from December 31, 2024 to December 31, 2025. On December 31, 2025, the Company entered into the Amendment Agreement III to further extend the long stop date for closing the acquisition from December 31, 2025 to December 31, 2026. See “Item 4.A. – INFORMATION OF THE COMPANY – History and Development of the Company – Acquisition of Williams Minerals” for additional information.

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

This discussion is based on current provisions of the Code, existing, temporary and proposed Treasury Regulations promulgated thereunder, published administrative pronouncements of the Internal Revenue Service (the “IRS”), and other applicable authorities, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences described in this discussion. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a U.S. Holder of the ownership or disposition of Common shares.

This summary does not address the U.S. federal income tax considerations of ownership or disposition of Common shares by particular U.S. Holders in light of their individual circumstances or by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations (including private foundations), qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) banks, financial institutions, underwriters, insurance companies, pension plans, cooperatives, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; (i) U.S. Holders subject to Section 451(b) of the Code; (j) U.S. expatriates or former long-term residents of the U.S; (k) governments or agencies or instrumentalities thereof; (l) qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (m) U.S. Holders liable for alternative minimum tax; and (m) beneficiaries of a trust holding Common shares or U.S. Holders holding Common shares through a trust. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of Common shares. Except to the extent described below, this summary also does not address the U.S. federal income tax considerations of ownership or disposition of the Warrants by U.S. Holders.

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

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal income taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our Common shares.

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

Taxation of Distributions

Subject to the possible applicability of the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as a dividend the amount of any distribution paid on Common shares (including the amount of any taxes withheld therefrom) to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules described below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in Common shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common shares. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. You therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as “investment income” for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate applicable to “qualified dividend income” provided that (1) Common shares are readily tradable on an established securities market in the United States, (2) we are not treated as a PFIC in the year the dividend is paid or in the preceding year and (3) certain holding period and other requirements are met. Under U.S. Treasury Department guidance, Common shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq (on which Common shares are listed). Even if the Common shares are listed on the Nasdaq, there can be no assurance that the Common shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Common shares.

Dividends paid on our Common shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our Common shares. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition of Common shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder’s adjusted tax basis in such Common shares. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in such Common shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Common shares, including the availability of the foreign tax credit or deduction under their particular circumstances.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of Common shares on the exercise of a Warrant. A U.S. Holder’s tax basis in Common shares received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for Common shares received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

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

Tax Consequences if the Company is a PFIC

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Common shares and, in the case of Common shares, the U.S. Holder did not make a qualified electing fund (“QEF”) election or a “mark-to-market” election (within the meaning of Section 1296 of the Code) as discussed below, such U.S. Holder generally would be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Common shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Common shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Common shares).

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

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of the Common shares by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder must make a QEF election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, U.S. Holders should assume that a qualified electing fund election will not be available.

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

Alternatively, if we are a PFIC and the Common shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Common shares and for which we are determined to be a PFIC, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Common shares at the end of such year over its adjusted basis in its Common shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Common shares over the fair market value of its Common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Common shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq (on which Common Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. However, there is no assurance that the Common Shares will remain “regularly traded” for this purpose. Moreover, a mark-to-market election made with respect to Common Shares would not apply to a U.S. Holder’s indirect interest in any Subsidiary PFIC in which we own an equity interest. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Common Shares under their particular circumstances.

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

BVI Taxation

This summary has been prepared based upon management’s understanding of applicable tax consequences, but has not been reviewed by counsel or other experts in U.S. or BVI taxation. This summary does not address all possible tax consequences relating to an investment in our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax of non-BVI tax laws, except to the extent described above under “Taxation – United States Federal Income Taxation.” Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common shares. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change. Under the BVI Business Companies Act (as amended) as currently in effect, companies incorporated or registered under the BVI Business Companies Act are currently exempt from income and corporate tax. In addition, the BVI currently does not levy capital gains tax on companies incorporated or registered under the BVI Business Companies Act.

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

PRC Taxation

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed on any dividends that non-PRC resident holders of our common shares receive from us and on gains realized on their sale or other disposition of common shares, if such income is considered as income derived from within the PRC.

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

The documents concerning the Company that are referred to in this annual report may be inspected at the Company’s principal executive offices at Room M07, 7/F, Valiant Industrial Building, 2-12 Au Pui Wan Street, Fo Tan, Hong Kong. The Company does not currently maintain an agent in the United States. Certain documents described in response to Item 19. of this annual report are filed with this annual report and others are incorporated by reference to documents previously filed by the Company with the SEC. The documents that are filed herewith or incorporated by reference can be viewed on the SEC’s website at www.sec.gov.

I.       Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risk

We were not exposed to equity price risk as of December 31, 2025, following the disposal of FARL’s equity securities in July 2021.

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

Commodity Price Risk

We were not exposed to commodity price risk as of December 31, 2025, as we did not have any copper ore in inventory on that date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange Act. As of December 31, 2025, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2025, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the periods specified by the SEC’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2025, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2025 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. It is a “Code of Ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at https://www.chnr.net/CorporateGovernance/39.html, and a copy is incorporated by reference as Exhibit 11.1 to this annual report. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services provided by ARK Pro CPA & Co (PCAOB ID No. 3299) and HYYH CPA. LLC (PCAOB ID No. 7302), our independent registered public accounting firms, for fiscal years 2024 and 2025, respectively.

	Fiscal Year 2024		Fiscal Year 2025

Ernst & Young Hua Ming
Audit Fees	US$	20,000	US$	14,293
Audit-Related Fees	US$	189,958		—
Tax Fees		—		—
All Other Fees		—		—

Total	US$	209,958	US$	14,293

ARK Pro CPA & Co
Audit Fees	US$	—	US$	166,847
Audit-Related Fees		—		—
Tax Fees		—		—
All Other Fees		—		—

Total		—	US$	166,847

Audit Fees – This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. Since HYYH CPA. LLC have been appointed as the Company’s auditor subsequent to December 31, 2025, no fee was billed during the year then ended.

Audit-Related Fees – This category includes the fees for the related filing of a resale registration statement on Form F-1, F-3 and Form S-8 in 2024.

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Audit Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. All the audit fees, audit related fees and tax fees paid to ARK Pro CPA & Co and HYYH CPA. LLC with respect to fiscal year 2024 and 2025 were approved by the Audit Committee, respectively.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Engagement of ARK Pro CPA & Co

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

Engagement of HYYH CPA. LLC

Effective January 29, 2026, we engaged HYYH CPA. LLC (“HYYH”) as our independent registered public accounting firm. The change of our independent registered public accounting firm and the appointment of HYYH was made after a careful and thorough evaluation process and has been approved by the audit committee and board of directors.

On the same date, we dismissed ARK as our previous independent registered public accounting firm. The audit report of ARK on our financial statements for the fiscal year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the audit for the fiscal year ended December 31, 2024 and the subsequent period through the dismissal date of January 29, 2026, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and ARK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ARK, would have caused ARK to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for such year, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F). At the time of ARK’s dismissal, ARK has not completed their audit and therefore has no rendered their audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2025.

For the fiscal years ended December 31, 2023 and 2024 and the subsequent interim period through January 29, 2026, neither the Company nor anyone acting on its behalf consulted with HYYH on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by HYYH that HYYH concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

We had provided a copy of this disclosure to ARK and requested that ARK furnish us with a letter addressed to the SEC indicating whether it agrees with such disclosure. A copy of ARK’s letter dated January 29, 2026 is attached hereto as Exhibit 16.2.

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

We believe we have limited exposure to cyber threats other than emails and project data storage. Financial transactions are enabled through well-established financial institutions and accounting and employee information storage are outsourced to an external accounting firm.

We have not, as of the date of this annual report, experienced a cybersecurity threat or incident in the last three years, that materially affected or is reasonably likely to affect our business, results of operations, or financial condition. However, there can be no guarantee that we will not experience such an incident in the future.

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

Exhibit No.	Exhibit Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Exhibit 99.1 to the Current Report on Form 6-K furnished January 30, 2014, and incorporated herein by reference).
2.1	Description of China Natural Resources, Inc.’s Securities Registered under Section 12 of the Securities Exchange Act of 1934, as Amended (included as Exhibit 2.1 to the Annual Report on Form 20-F filed June 12, 2020, and incorporated herein by reference).
2.2	Form of Investors Warrant (included as Exhibit 2.1 to the Current Report on Form 6-K furnished February 21, 2024, and incorporated herein by reference).
2.3	Form of Placement Agent Warrant (included as Exhibit 2.2 to the Current Report on Form 6-K furnished February 21, 2024, and incorporated herein by reference).
4.1	2014 Equity Compensation Plan (included as Annex A of Exhibit 99.1 to the Current Report on Form 6-K furnished August 13, 2014, and incorporated herein by reference).
4.2	Service Agreement dated as of April 2, 2015, by and between the Company and Tam Cheuk Ho (included as Exhibit 99.1 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).
4.3	Service Agreement dated as of April 2, 2015, by and between the Company and Wong Wah On Edward (included as Exhibit 99.2 to the Current Report on Form 6-K furnished April 6, 2015, and incorporated herein by reference).
4.4	License Agreement dated April 1, 2017, by and between Anka Consultants Limited and China Natural Resources, Inc. (included as Exhibit 4.15 to the Annual Report on Form 20-F filed June 19, 2017, and incorporated herein by reference).
4.5	Inner Mongolia Wulatehouqi Moruogu Tong Mine Cooperation Agreement on Mineral Exploration dated August 20, 2017, by and between Bayannaoer City Feishang Mining Company Limited and Bayannaoer Jijincheng Mining Co., Ltd. (included as Exhibit 4.25 to the Annual Report on Form 20-F filed April 30, 2018, and incorporated herein by reference).
4.6	Confirmation of Financial Support to China Natural Resources, Inc., dated May 15, 2023, from Feishang Group Ltd. (included as Exhibit 4.7 to the Annual Report on Form 20-F filed May 15, 2023, and incorporated herein by reference).
4.7	Confirmation of Financial Support to China Natural Resources, Inc., dated May 15 2023, from Feishang Enterprise Group Co., Ltd. (included as Exhibit 4.8 to the Annual Report on Form 20-F filed May 15, 2023, and incorporated herein by reference).
4.8	Domestic Garbage and Sewage Treatment Infrastructure at Villages and Towns, Wujiang District, Whole PPP Project Package, PPP Project Contract – Purchaser: Housing and Urban-Rural Development Bureau of Wujiang District, Shaoguan City, by and among Shanghai Onway Environmental Development Co., Ltd., Guangzhou Ruiyi Environmental Protection Technology Co., Ltd., Guangdong Xifu Environmental Protection Technology Co., Ltd., Guangdong Xinzhen Construction Engineering Co., Ltd., and Shaoguan Angrui Environmental Technology Development Co. Ltd., dated August 2018 (included as Exhibit 4.9 to the Annual Report on Form 20-F filed May 17, 2022, and incorporated herein by reference).
4.9	Sale and Purchase Agreement dated February 27, 2023, by and among the Company, Feishang Group Limited, Top Pacific (China) Limited, Li Feilie and Yao Yuguang (included as Exhibit 99.2 to the Current Report on Form 6-K furnished February 28, 2023, and incorporated herein by reference).
4.10	Sale and Purchase Agreement dated July 28, 2023 by and between the Company and Feishang Group Limited (incorporated by reference to Exhibit 99.1 to our Form 6-K filed on July 28, 2023)

Exhibit No.	Exhibit Description
4.11	Set-off letter dated August 3, 2023 by and between the Company and Feishang Group Limited (included as Exhibit 4.19 to the Annual Report on Form 20-F filed April 30, 2024 and incorporated herein by reference)
4.12	Amendment Agreement dated as of December 22, 2023 to Sale and Purchase Agreement dated as of February 27, 2023 by and among the Company, Feishang Group and Top Pacific (China) Limited, Li Feilie and Yao Yuguang (incorporated by reference to Exhibit 99.1 to our Form 6-K filed on December 22, 2023)
4.13	Form of Securities Purchase Agreement by and between the Company and the Investors (incorporated by reference to Exhibit 4.1 to our Form 6-K filed on February 21, 2024)
4.14	Placement Agency Agreement dated February 15, 2024 by and between the Company and FT Global Capital, Inc. (incorporated by reference to Exhibit 4.2 to our Form 6-K filed on February 21, 2024)
4.15	Amendment Agreement II dated December 31, 2024 to Sale and Purchase Agreement dated as of February 27, 2023 by and among the Company, Feishang Group and Top Pacific (China) Limited, Li Feilie and Yao Yuguang (incorporated by reference to Exhibit 99.1 to our Form 6-K filed on December 31, 2024)
4.16	Amendment Agreement III dated December 31, 2025 to Sale and Purchase Agreement dated as of February 27, 2023 by and among the Company, Feishang Group and Top Pacific (China) Limited, Li Feilie and Yao Yuguang (incorporated by reference to Exhibit 99.1 to our Form 6-K filed on December 31, 2025)
8.1	Subsidiaries of the Registrant (filed herewith).
11.1	Code of Business Conduct and Ethics (filed as Exhibit 14 to Annual Report on Form 10-KSB filed March 30, 2004, and incorporated herein by reference)
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(filed herewith).
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
15.1	Consent of HYYH CPA LLC (filed herewith).
15.2	Consent of ARK Pro CPA & Co (filed herewith).
15.3	Consent of Ernst & Young Hua Ming LLP(filed herewith).
15.4	Press Release dated May 15, 2026 (filed herewith).
16.1	Letter of Ernst & Young Hua Ming LLP dated April 8, 2025 regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 99.1 to our Form 6-K furnished on April 8, 2025).
16.2	Letter of ARK dated January 29, 2026 regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 16.1 to our Form 6-K furnished on January 29, 2026).
97	Clawback Policy (included as Exhibit 97 to the Annual Report on Form 20-F filed April 30, 2024 and incorporated herein by reference)
101.INS	Inline XBRL Instance Document. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA NATURAL RESOURCES, INC.

Date: May 15, 2026	By:	/s/ WONG WAH ON EDWARD
Wong Wah On Edward, CEO

APPENDIX A

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm, together with the consolidated financial statements for the Company and its subsidiaries, including:

a.	Consolidated statements of profit or loss for the years ended December 31, 2023, 2024 and 2025

b.	Consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025

c.	Consolidated statements of financial position as of December 31, 2024 and 2025

d.	Consolidated statements of changes in equity for the years ended December 31, 2023, 2024 and 2025

e.	Consolidated statements of cash flows for the years ended December 31, 2023, 2024 and 2025

f.	Notes to the consolidated financial statements

F-1

CHINA NATURAL RESOURCES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of China Natural Resources, Inc. (the “Company”) as of December 31, 2025, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations, has negative cash flow from operations, and was in an accumulated deficit position. Given the Company’s financial position, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ HYYH CPA. LLC

HYYH CPA. LLC

We have served as the Company’s auditor since 2026.

Baltimore, Maryland

May 15, 2026

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

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

Certified Public Accountants

We have served as the Company’s auditor since 2025, in 2026, we become the predecessor auditor.

Hong Kong, China

May 15, 2025

PCAOB ID: 3299

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Natural Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows of China Natural Resources, Inc. (the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2015 to 2025.

Beijing, the People’s Republic of China

April 30, 2024

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except share and per share data)

		Year Ended December 31,
		2023	2024	2025	2025
		CNY	CNY	CNY	US$
	Notes

CONTINUING OPERATIONS
Administrative expenses		(12,883)	(7,199)	(3,299)	(472)
Other income		3,742	2	34	5
Fair value gain on financial instruments, net		847	3,996	2,077	297
Finance costs		(48)	(28)	(44)	(6)
Finance income		5	69	1	—

LOSS BEFORE INCOME TAX	5	(8,337)	(3,160)	(1,231)	(176)

Income tax expense	7	—	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS		(8,337)	(3,160)	(1,231)	(176)

DISCONTINUED OPERATIONS
Loss for the year from discontinued operations, net of tax	3	(4,106)	—	—	—

LOSS FOR THE YEAR		(12,443)	(3,160)	(1,231)	(176)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations		(8,337)	(3,160)	(1,231)	(176)
From discontinued operations		(5,504)	—	—	—
Non-controlling interests
From continuing operations		—	—	—	—
From discontinued operations		1,398	—	—	—

LOSS FOR THE YEAR		(12,443)	(3,160)	(1,231)	(176)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	8	(8.11)*	(2.62)*	(0.98)	(0.14)
- For loss from discontinued operations	8	(5.35)*	—	—	—
- Loss per share	8	(13.46)*	(2.62)*	(0.98)	(0.14)

*	Retrospectively restated for effect of the 8-to-1 share combination effective on June 13, 2025, see Note 19(a).

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands)

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

LOSS FOR THE YEAR	(12,443)	(3,160)	(1,231)	(176)

Other comprehensive loss that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	(2,810)	(4,053)	(5,366)	(767)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	1,421	5,590	4,863	695

Total other comprehensive (loss)/income for the year, net of tax	(1,389)	1,537	(503)	(72)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(13,832)	(1,623)	(1,734)	(248)

Attributable to:
Owners of the Company
From continuing operations	(9,726)	(1,623)	(1,734)	(248)
From discontinued operations	(5,504)	—	—	—
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	1,398	—	—	—

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(13,832)	(1,623)	(1,734)	(248)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands)

		December 31,
		2024	2025	2025
		CNY	CNY	US$
	Notes

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	49	30	4
Right-of-use assets	10	—	—	—
Other non-current assets	11	256,484	245,400	35,075

TOTAL NON-CURRENT ASSETS		256,533	245,430	35,079

CURRENT ASSETS
Prepayments		1,242	1,234	176
Other receivables	12	32	43	6
Cash and cash equivalents	13	3,082	475	68

TOTAL CURRENT ASSETS		4,356	1,752	250

TOTAL ASSETS		260,889	247,182	35,329

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands)

		December 31,
		2024	2025	2025
		CNY	CNY	US$
	Notes

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	14	280	280	40
Other payables and accruals	15	3,536	1,151	164
Derivative financial liabilities	16	2,138	19	3
Lease liabilities	10	—	—	—
Due to related companies	20	11,361	12,709	1,817

TOTAL CURRENT LIABILITIES		17,315	14,159	2,024

NON-CURRENT LIABILITIES
Other payables	15	76,945	73,620	10,523
Due to the Shareholder	20	78,567	73,075	10,445

TOTAL NON-CURRENT LIABILITIES		155,512	146,695	20,968

TOTAL LIABILITIES		172,827	160,854	22,992

EQUITY
Issued capital	19	450,782	450,782	64,431
Other capital reserves	19	772,465	772,465	110,409
Accumulated losses		(1,126,011)	(1,127,242)	(161,120)
Other comprehensive losses		(9,174)	(9,677)	(1,383)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		88,062	86,328	12,337
NON-CONTROLLING INTERESTS		—	—	—

TOTAL EQUITY		88,062	86,328	12,337

TOTAL LIABILITIES AND EQUITY		260,889	247,182	35,329

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands)

	Attributable to Owners of the Company
	Issued capital	Other capital reserves	Accumulated losses	Other comprehensive (loss)/income	Total	Non-controlling interests	Total equity
	CNY	CNY	CNY	CNY	CNY	CNY	CNY

Balance as of January 1, 2023	450,782	735,319	(1,109,010)	(9,322)	67,769	109,680	177,449
(Loss)/income for the year	—	—	(13,841)	—	(13,841)	1,398	(12,443)
Foreign currency translation adjustments	—	—	—	(1,389)	(1,389)	—	(1,389)
Total comprehensive (loss)/income for the year	—	—	(13,841)	(1,389)	(15,230)	1,398	(13,832)
Disposal of PSTT (Note 3)	—	20,382	—	—	20,382	(111,078)	(90,696
Equity-settled share-based payments (Note 21)	—	3,074	—	—	3,074	—	3,074
Balance as of December 31, 2023	450,782	758,775	(1,122,851)	(10,711)	75,995	—	75,995

Balance as of January 1, 2024	450,782	758,775	(1,122,851)	(10,711)	75,995	—	75,995
Loss for the year	—	—	(3,160)	—	(3,160)	—	(3,160)
Foreign currency translation adjustments	—	—	—	1,537	1,537	—	1,537
Total comprehensive (loss)/income for the year	—	—	(3,160)	1,537	(1,623)	—	(1,623)
Issue of shares	—	13,207	—	—	13,207	—	13,207
Share-based payments (Note 21)	—	483	—	—	483	—	483
Balance as of December 31, 2024	450,782	772,465	(1,126,011)	(9,174)	88,062	—	88,062

Balance as of January 1, 2025	450,782	772,465	(1,126,011)	(9,174)	88,062	—	88,062
Loss for the year	—	—	(1,231)	—	(1,231)	—	(1,231)
Foreign currency translation adjustments	—	—	—	(503)	(503)	—	(503)
Total comprehensive loss for the year	—	—	(1,231)	(503)	(1,734)	—	(1,734)
Balance as of December 31, 2025	450,782	772,465	(1,127,242)	(9,677)	86,328	—	86,328
Balance as of December 31, 2025 (US$)	64,431	110,409	(161,120)	(1,383)	12,337	—	12,337

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands)

		2023	2024	2025	2025
		CNY	CNY	CNY	US$
	Notes

OPERATING ACTIVITIES
Loss before income tax for the year		(10,512)	(3,160)	(1,231)	(176)
From continuing operations		(8,337)	(3,160)	(1,231)	(176)
From discontinued operations		(2,175)	—	—	—

Adjustments for:
Interest expenses		1,977	6	—	—
Interest income		(4,013)	—	—	—
Gain on disposal of property, plant and equipment		—	(2)	(34)	(5)
Consultants share-based payment expenses	5	3,074	125	—	—
Expenses related to issuance of shares	5	—	1,354	—	—
Fair value gain on financial instruments, net	5	(847)	(3,996)	(2,077)	(297)
Depreciation of property, plant and equipment	5	100	4	5	1
Depreciation of right-of-use assets	5	1,050	346	—	—
Amortization of intangible assets	5	460	—	—	—
Impairment loss on trade receivables	5	383	—	—	—
Impairment losses on contract assets	5	3,545	—	—	—
Impairment losses on other receivables	5	6,003	—	—	—

Changes in working capital
Inventories		(182)	—	—	—
Trade and bills receivables		(4,406)	—	—	—
Contract assets		(1,550)	—	—	—
Prepayments		765	(136)	8	1
Other receivables		18	(14)	(11)	(1)
Other current assets		—	—	—	—
Trade payables		1,297	180	—	—
Other payables and accruals		5,749	(2,124)	(2,385)	(340)
Provisions		(494)	—	—	—

Cash from/(used in) operations		14,329	(7,417)	(5,725)	(817)

Income tax paid		(1,001)	—	—	—

Net cash flows from/(used in) operating activities		13,328	(7,417)	(5,725)	(817)

INVESTING ACTIVITIES
Proceed from disposal of property, plant and equipment		—	5	50	7
Purchase of property, plant and equipment		(12)	(4)	—	—
Expenditures on mine development		(1,042)	—	—	—

Net cash flows from /(used in) investing activities		(1,054)	1	50	7

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands)

		Year Ended December 31,
		2023	2024	2025	2025
		CNY	CNY	CNY	US$
	Notes

FINANCING ACTIVITIES
Repayments of bank loans		(1,500)	—	—	—
Advances from related companies		3,932	1,292	2,276	325
Repayment to related companies		—	(3,150)	—	—
Advances from the Shareholder		—	6,898	—	—
Repayments to the Shareholder		—	(7,892)	(2,595)	(371)
Payment of principal portion of lease liabilities		(925)	(373)	—	—
Payment of interest expenses on lease liabilities		(99)	(6)	—	—
Net proceed from issuance of shares		—	18,342	—	—
Net cash outflow for the distribution of CHNR's 100% equity interest of PSTT		(37,460)	—	—	—
Interest paid		(1,878)	—	—	—

Net cash flows (used in)/from financing activities		(37,930)	15,111	(319)	(46)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(25,656)	7,695	(5,994)	(856)

NET FOREIGN EXCHANGE DIFFERENCE		(1,286)	(9,366)	3,387	483

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		31,695	4,753	3,082	441

CASH AND CASH EQUIVALENTS AT END OF YEAR	13	4,753	3,082	475	68

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances attributable to continued operations	4,753	3,082	475	68
Cash, bank balances and short-term deposits attributable to discontinued operations	—	—	—	—
Cash and cash equivalents as stated in the statement of cash flows	4,753	3,082	475	68

CHINA NATURAL RESOURCES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room M07, 7/F, Valiant Industrial Building, 2-12 Au Pui Wan Street, Fo Tan, Hong Kong. The Company’s principal activity is investment holding. The Company’s subsidiaries (collectively with CHNR, the “Group”) are primarily involved in the exploration and mining in the People’s Republic of China (“PRC”).

CHNR’s principal shareholder is Feishang Group Limited (“Feishang Group” or the “Shareholder”), a BVI corporation. Mr. Li Feilie is the controlling shareholder of Feishang Group. In the opinion of the directors of the Company (the “Directors”), the ultimate parent of CHNR is Laitan Investment Limited, a BVI corporation.

As of 31 December 2025, the Company had direct and indirect interests in the following subsidiaries, the particulars of which are set out below:

	Place of incorporation/ registration and operations	Nominal value of issued common/ registered share capital	Percentage of equity attributable to the Company		Principal activities
Name			Direct	Indirect
China Coal Mining Investment Limited (“China Coal”)	Hong Kong	*	100	—	Investment holding
FMH Corporate Services Inc.	United States	*	100	—	Dormant
Feishang Dayun Coal Mining Limited	Hong Kong	*	—	100	Investment holding
Feishang Mining Holdings Limited	BVI	*	100	—	Investment holding
Feishang Yongfu Mining Limited	Hong Kong	*	—	100	Investment holding
Newhold Investments Limited	BVI	*	100	—	Investment holding
Pineboom Investments Limited	BVI	*	100	—	Investment holding
Shenzhen Feishang Management and Consulting Co., Limited (“Feishang Management”)	PRC/Mainland China	CNY 10,000	—	100	Provision of management and consulting services to other companies in the Group
Yangpu Shuanghu Industrial Development Co., Limited	PRC/Mainland China	CNY 1,000	—	100	Investment holding
Yunnan Feishang Mining Co., Limited	PRC/Mainland China	CNY 50,000	—	100	Investment holding
Bayannaoer City Feishang Mining Company Limited	PRC/Mainland China	CNY 59,480	—	100	Exploration and development of lead mines

*  Insignificant

The consolidated financial statements of the Group for the year ended December 31, 2025 were authorized for issuance in accordance with a resolution of the Directors executed on May 15, 2026.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

The Group incurred net losses of CNY3.16 million and CNY1.23 million (US$0.18 million) for the years ended December 31, 2024 and 2025, respectively and net cash used in operating activities was CNY7.42 million and CNY5.73 million (US$0.82 million) for the year ended December 31, 2024 and 2025, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.

During the year ended December 31, 2023, the Group has, through its subsidiary, sold all its water treatment segment assets and liabilities. This means there will be no revenues, but administrative and other operating expenses incurred in the near future as the mining and exploration segment is still at a developing stage. As of December 31, 2025, the Group had net current liabilities of CNY 12.41 million (US$1.77 million) and cash and cash equivalents of CNY0.48 million (US$0.07 million).

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

2.3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted amendments to IAS 21 Lack of Exchangeability for the first time for the current year's financial statements. The Group has not early adopted any other standard or amendment that has been issued but is not yet effective.

Amendments to IAS 21 specify how an entity shall assess whether a currency is exchangeable into another currency and how it shall estimate a spot exchange rate at a measurement date when exchangeability is lacking. The amendments require disclosures of information that enable users of financial statements to understand the impact of a currency not being exchangeable. As the currencies that the Group had transacted in and the functional currencies of overseas subsidiaries, branches, joint ventures and associates for translation into the Group's presentation currency were exchangeable, the amendments did not have any impact on the Group's financial statements.

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and amended IFRS Accounting Standards, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these new and amended IFRS Accounting Standards, if applicable, when they become effective.

IFRS 18	Presentation and Disclosure in Financial Statements[2]
IFRS 19 and its amendments	Subsidiaries without Public Accountability: Disclosures[2]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[1]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[1]
Amendments to IFRS 10 Associate or and IAS 28	Sale or Contribution of Assets between an Investor and its Joint Venture[3]
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[2]
Annual Improvements to IFRS Accounting Standards – Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7[1]

1	Effective for annual periods beginning on or after 1 January 2026
2	Effective for annual/reporting periods beginning on or after 1 January 2027
3	No mandatory effective date yet determined but available for adoption

Further information about those IFRS Accounting Standards that are expected to be applicable to the Group is described below.

IFRS 18 replaces IAS 1 Presentation of Financial Statements. While a number of sections have been brought forward from IAS 1 with limited changes, IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of the five categories: operating, investing, financing, income taxes and discontinued operations and to present two new defined subtotals. It also requires disclosures about management-defined performance measures in a single note and introduces enhanced requirements on the grouping (aggregation and disaggregation) and the location of information in both the primary financial statements and the notes. Some requirements previously included in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which is renamed as IAS 8 Basis of Preparation of Financial Statements. As a consequence of the issuance of IFRS 18, limited, but widely applicable, amendments are made to IAS 7 Statement of Cash Flows, IAS 33 Earnings per Share and IAS 34 Interim Financial Reporting. In addition, there are minor consequential amendments to other IFRS Accounting Standards. IFRS 18 and the consequential amendments to other IFRS Accounting Standards are effective for annual periods beginning on or after 1 January 2027 with earlier application permitted. Retrospective application is required. The Group is currently analysing the new requirements and assessing the impact of IFRS 18 on the presentation and disclosure of the Group’s financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

IFRS 19 allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS Accounting Standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10 Consolidated Financial Statements, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements available for public use which comply with IFRS Accounting Standards or IFRS Accounting Standards. IFRS 19 was amended in April 2025 to include IFRS Accounting Standards in the eligibility criteria for applying the standard. The standard was further amended in October 2025 to (i) remove disclosure objectives from IFRS 19; (ii) reduce the disclosure requirements relating to supplier finance arrangements and a specific class of financial liabilities; and (iii) replace disclosure requirements relating to management-defined performance measures with a cross-reference to IFRS 18 for entities that use these measures. Earlier application is permitted. As the Company is a listed company, it is not eligible to elect to apply IFRS 19 and its amendments. Some of the Company’s subsidiaries are considering the application of IFRS 19 and its amendments in their specified financial statements.

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments clarify the date on which a financial asset or financial liability is derecognised and introduce an accounting policy option to derecognise a financial liability that is settled through an electronic payment system before the settlement date if specified criteria are met. The amendments clarify how to assess the contractual cash flow characteristics of financial assets with environmental, social and governance and other similar contingent features. Moreover, the amendments clarify the requirements for classifying financial assets with non-recourse features and contractually linked instruments. The amendments also include additional disclosures for investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The amendments shall be applied retrospectively with an adjustment to opening retained profits (or other component of equity) at the initial application date. Prior periods are not required to be restated and can only be restated without the use of hindsight. Earlier application of either all the amendments at the same time or only the amendments related to the classification of financial assets is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity clarify the application of the “own-use” requirements for in-scope contracts and amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts. The amendments also include additional disclosures that enable users of financial statements to understand the effects these contracts have on an entity’s financial performance and future cash flows. The amendments relating to the own-use exception shall be applied retrospectively. Prior periods are not required to be restated and can only be restated without the use of hindsight. The amendments relating to the hedge accounting shall be applied prospectively to new hedging relationships designated on or after the date of the initial application. Earlier application is permitted. The amendments to IFRS 9 and IFRS 7 shall be applied at the same time. The amendments are not expected to have any significant impact on the Group’s financial statements.

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss resulting from a downstream transaction when the sale or contribution of assets constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed by the HKICPA. However, the amendments are available for adoption now.
F-17

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

2.4	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Annual Improvements to IFRS Accounting Standards – Volume 11 set out amendments to IFRS 1, IFRS 7 (and the accompanying Guidance on implementing IFRS 7), IFRS 9, IFRS 10 and IAS 7. Details of the amendments that are expected to be applicable to the Group are as follows:

•	IFRS 7 Financial Instruments: Disclosures: The amendments have updated certain wording in paragraph B38 of IFRS 7 and paragraphs IG1, IG14 and IG20B of the Guidance on implementing IFRS 7 for the purpose of simplification or achieving consistency with other paragraphs in the standard and/or with the concepts and terminology used in other standards. In addition, the amendments clarify that the Guidance on implementing IFRS 7 does not necessarily illustrate all the requirements in the referenced paragraphs of IFRS 7 nor does it create additional requirements. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

•	IFRS 9 Financial Instruments: The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply paragraph 3.3.3 of IFRS 9 and recognise any resulting gain or loss in profit or loss. However, the amendments do not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9. In addition, the amendments have updated certain wording in paragraph 5.1.3 of IFRS 9 and Appendix A of IFRS 9 to remove potential confusion. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

•	IFRS 10 Consolidated Financial Statements: The amendments clarify that the relationship described in paragraph B74 of IFRS 10 is just one example of various relationships that might exist between the investor and other parties acting as de facto agents of the investor, which removes the inconsistency with the requirement in paragraph B73 of IFRS 10. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

IAS 7 Statement of Cash Flows: The amendments replace the term “cost method” with “at cost” in paragraph 37 of IAS 7 following the prior deletion of the definition of “cost method”. Earlier application is permitted. The amendments are not expected to have any impact on the Group’s financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

Offices and warehouses	2 – 5 years
Motor vehicles	2 – 10 years

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

The consolidated financial statements are stated in CNY. The translation of amounts from CNY into US$ is supplementary information and is included solely for the convenience of the readers and has been made at the rate of exchange quoted by www.ofx.com on December 31, 2025 of US$1.00 = CNY6.9964. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on December 31, 2025 or at any other date.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

2.5	MATERIAL ACCOUNTING POLICIES (CONTINUED)

(w)	Service concession arrangement - Discontinued Operations (continued)

Operating services

Revenue relating to operating services is accounted for in accordance with the policy for “ (aa) Revenue recognition -Revenue from contracts with customers-Operation services of service concession arrangements” below. Costs for operating services are expensed in the period in which they are incurred.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

The disposal of PSTT was accounted for as an equity transaction of entities under common control. The consideration received by the Company for the disposal has been accounted for as a deemed contribution from the controlling shareholder in the consolidated statement of changes in equity. The assets and liabilities of the wastewater treatment transferred to Mr. Li Feilie were accounted for as a deemed distribution to the controlling shareholder on the closing date of the transaction.

The results of PSTT for the period is presented below.

For the period from January 1, 2023 to July 28, 2023
CNY
Revenue	12,748
Cost of sales	(5,872)
Gross profit	6,876
Selling and distribution expenses	(442)
Administrative expenses	(5,699)
Other income	142
Impairment losses on financial assets	(9,931)
Finance costs	(1,906)
Finance income	8,785

LOSS BEFORE INCOME TAX	(2,175)

Income tax expense	(1,931)

LOSS FOR THE PERIOD FROM THE DISCONTINUED OPERATIONS	(4,106)
Attributable to:
Owners of the company	(5,504)
Non-controlling interests	1,398

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS (CONTINUED)

The net cash flows incurred by PSTT are as follows:

For the period from January 1, 2023 to July 28, 2023
CNY
Operating activities	15,162
Investing activities	(12)
Financing activities	(3,378)
Net foreign exchange difference	33
Net increase in cash and cash equivalents	11,805

Loss per share
– Basic, from the discontinued operations	(5.35)
– Diluted, from the discontinued operations	(5.35)

The calculations of basic and diluted earnings per share from discontinued operations are based on:

For the period from January 1, 2023 to July 28, 2023
CNY
Loss for the period attributable to owners of the Company from discontinued operations	(5,504)
Weighted average number of ordinary shares in issue during the period used in the basic and diluted earnings per share calculation (Note 8)	1,027,832

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

As of and for the year ended December 31, 2025, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
Depreciation and amortization	(4)	(1)	(5)
Interest income	—	1	1
Finance costs	(1)	(43)	(44)
Fair value gain on financial instruments, net	—	2,077	2,077
Loss before income tax	(413)	(818)	(1,231)
Loss for the year from continuing operations	(413)	(818)	(1,231)
Total assets	246,857	325	247,182
Total liabilities	5,957	154,897	160,854

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

4.	SEGMENT INFORMATION (CONTINUED)

 As of and for the year ended December 31, 2025, the segment results were as follows (continued):

	US$
	Exploration and mining	Corporate activities	Total
Depreciation and amortization	(1)	—	(1)
Interest income	—	—	—
Finance costs	—	(6)	(6)
Fair value gain on financial instruments, net	—	297	297
Loss before income tax	(59)	(117)	(176)
Loss for the year from continuing operations	(59)	(117)	(176)
Total assets	35,283	46	35,329
Total liabilities	851	22,141	22,992

As of and for the year ended December 31, 2024, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
Depreciation and amortization	(4)	—	(4)
Interest income	3	66	69
Finance costs	(1)	(27)	(28)
Fair value gain on financial instruments, net	—	3,996	3,996
Loss before income tax	(2,190)	(970)	(3,160)
Loss for the year from continuing operations	(2,190)	(970)	(3,160)
Total assets	259,091	1,798	260,889
Total liabilities	162,039	10,788	172,827

As of and for the year ended December 31, 2023, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total
Depreciation and amortization	(4)	(692)	(696)
Interest income	1	4	5
Finance costs	(1)	(47)	(48)
Fair value gain on financial instruments, net	—	847	847
Profit/(loss) before income tax	1,263	(9,600)	(8,337)
Other income*	3,742 *	—	3,742
Profit/(loss)for the year from continuing operations	1,263	(9,600)	(8,337)
Total assets	252,133	1,674	253,807
Total liabilities	159,285	18,527	177,812

*	In 2023, the Company received RMB3,742 from government of Dengkou County, Inner Mongolia Autonomous Region as reimbursement payments for discontinuing the exploration and development activities in certain nature reserve areas. The amount is recognized in other income as the expenditure on the exploration and development have been fully expensed before 2023.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

4.	SEGMENT INFORMATION (CONTINUED)

The reconciliation from loss for the year from continuing operations to net loss is as follows:

	2023	2024	2025	2025
	CNY	CNY	CNY	US$

Loss for the year from continuing operations	(8,337)	(3,160)	(1,231)	(176)
Loss for the year from discontinued operations	(4,106)	—	—	—
Net loss (including non-controlling interests)	(12,443)	(3,160)	(1,231)	(176)

Geographical information

(a)	Non-current assets

	December 31,
	2024	2025	2025
	CNY	CNY	US$

Mainland China	49	30	4
Hong Kong	256,484	245,400	35,075
Total	256,533	245,430	35,079

The non-current assets information above is based on the locations of the assets and excludes financial instruments an deferred tax assets.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

5.	LOSS BEFORE INCOME TAX

The Group’s loss before tax from continuing operations is arrived at after (crediting)/charging:

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

Crediting:
Finance income	(5)	(69)	(1)	—

Depreciation
- Property, plant and equipment (Note 9)	5	4	5	1
- Right-of-use assets (Note 10)	691	346	—	—
Expense relating to short-term leases (Note 10)	194	371	690	99
Fair value gain on financial instruments:
- Financial assets at fair value through profit or loss	—	—	—	—
- Derivative financial liabilities	(847)	(3,996)	(2,077)	(297)
Expenses related to issuance of shares	—	1,354	—	—
Expenses related to share-based payment	3,074	125	—	—
Other income	(3,742)	(2)	(34)	(5)
Finance costs	48	(28)	44	6

Employee benefit expenses ** (Note 6)	1,192	1,251	1,103	157

The Group’s loss before tax from discontinued operations is arrived at after (crediting)/charging:

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

Crediting:
Finance income	(8,785)	—	—	—

Charging:
Cost of sales
- Sales of water treatment equipment	—	—	—	—
- Construction service	2,435	—	—	—
- Operation and maintenance services	307	—	—	—
- Operation services related to service concession arrangement	3,130	—	—	—
- Construction services related to service concession arrangement	—	—	—	—
Cost of sales	5,872	—	—	—

Depreciation
- Property, plant and equipment (Note 9)	95	—	—	—
- Right-of-use assets (Note 10)	359	—	—	—
Amortization of intangible assets *	460	—	—	—
Expense relating to short-term leases (Note 10)	129	—	—	—
Impairment losses/(reversal) on financial assets:
- Trade receivables	383	—	—	—
- Contract assets	3,545	—	—	—
- Other receivables	6,003	—	—	—
- Amounts due from related companies	—	—	—	—
Other losses / (income)	142	—	—	—
Finance costs	1,906	—	—	—
Employee benefit expenses **	4,960	—	—	—

*	The amortization of intangible assets allocated to cost of sales amounted to CNY425, and administrative expenses amounted to CNY35 on the consolidated statements of profit or loss for the years ended December 31, 2023, and nil for the years ended December 31, 2024 and 2025.

**	The employee benefit expenses allocated to cost of sales amounted to CNY870, selling and distribution expenses amounted to CNY70, and administrative expenses amounted to CNY5,212 on the consolidated statements of profit or loss for the years ended December 31, 2023, and nil for the years ended December 31, 2024 and 2025.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

6.	EMPLOYEE BENEFITS

The Group’s employee benefits from continuing operation comprise the following:

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

Wages, salaries and allowances	1,073	1,126	968	138
Housing funds (a)	12	49	15	2
Contribution to pension plans (a)	70	42	52	7
Welfare and other expenses	37	34	68	10

Total employee benefits	1,192	1,251	1,103	157

(a)	According to the Mainland China state regulations, the employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute a certain percentage of their payroll costs for those qualified urban employees to the central pension scheme as well as to housing funds.

Employee benefit expenses include remuneration payables to Directors and senior management as set out in Note 20 (d).

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

7.	INCOME TAX EXPENSE

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. Effective from April 1, 2018, a two-tier corporate income tax system was officially implemented in Hong Kong. The applicable income tax rate is 8.25% for the first HK$2.0 million profits, and the subsequent profits are taxed at 16.5%. The Company’s Hong Kong subsidiaries have both Hong Kong–sourced and non-Hong Kong–sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong–sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the years ended December 31, 2023, 2024 and 2025. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”), the Company’s PRC subsidiaries are generally subject to PRC corporate income tax at the statutory rate of 25% on their respective estimated assessable profits for the years ended December 31, 2023, 2024 and 2025.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

The current and deferred components of income tax benefit are as follows:

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

Current income tax expense	—	—	—	—
Deferred income tax benefit	—	—	—	—
Total tax credit for the year from continuing operations	—	—	—	—
Total tax charge for the year from a discontinued operation	1,931	—	—	—
Total	1,931	—	—	—

Loss before income tax from continuing and discontinued operations consists of the following:

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

PRC	(1,718)	(2,631)	(811)	(116)
BVI	(8,738)	(473)	(360)	(51)
Hong Kong	(56)	(56)	(60)	(9)

Total loss before income tax for the year	(10,512)	(3,160)	(1,231)	(176)

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

7.	INCOME TAX EXPENSE (CONTINUED)

A reconciliation of the income taxes from continuing and discontinued operations computed at the PRC statutory tax rate of 25% to the actual income tax expense is as follows:

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

Loss before income tax for the year from continuing operations	(8,337)	(3,160)	(1,231)	(176)
Loss before income tax for the year from a discontinued operation	(2,175)	—	—	—
Total	(10,512)	(3,160)	(1,231)	(176)
Tax at the statutory tax rate	25%	25%	25%	25%
Computed income tax benefit	(2,628)	(790)	(308)	(44)
Effect of different tax rates of the Company and certain subsidiaries	2,190	123	100	14
Tax losses with no deferred tax assets recognized	290	667	208	30
Non-deductible expenses	617	—	—	—
Statutory income	—	—	—	—
Deductible temporary differences with no deferred tax assets recognized	2,430	—	—	—
Utilization of previously unrecognized deductible temporary differences and tax losses	(2,021)	—	—	—
Write-off of unrecoverable deferred tax assets previously recognized	—	—	—	—
Preferential tax rate	95	—	—	—
Others	958	—	—	—

Total tax credit for the year from continuing operations	—	—	—	—
Total tax charge for the year from a discontinued operation	1,931	—	—	—
Income tax benefit	1,931	—	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

Basic and diluted net loss per share for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Year Ended December 31,
	2023		2024		2025	2025
	CNY		CNY		CNY	US$

Loss for the year attributable to owners of the Company
From continuing operations	(8,337)		(3,160)		(1,231)	(176)
From discontinued operations	(5,504)		—		—	—

Weighted average number of ordinary shares for basic and diluted earnings per share *	1,027,832		1,207,305		1,256,388	1,256,388

Loss per share:
Basic and diluted
For loss from continuing operations	(8.11	)**	(2.62	)**	(0.98)	(0.14)
For loss from discontinued operations	(5.35	)**	—		—	—
Loss per share	(13.46	)**	(2.62	)**	(0.98)	(0.14)

*	On June 13, 2025, the Company effected a share combination in which all of the Company's issued and outstanding ordinary shares were combined on an 8-to-1 basis. The basic and diluted earnings/(loss) per ordinary share has been retrospectively adjusted to reflect the impact of the share combination.
**	Retrospectively restated for effect of the 8-to-1 share combination effective on June 13, 2025, see Note 19(a).

For the years ended December 31, 2023, 2024 and 2025, the effects of the outstanding warrants and share options were anti-dilutive and excluded from the computation of diluted loss per share. Accordingly, the diluted loss per share amounts are the same as the basic loss per share amounts for the periods presented.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

9.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery and equipment	Motor vehicle	Office and other equipment	Total
	CNY	CNY	CNY	CNY	CNY
Cost
As of January 1, 2024	46	1,096	601	(94)	1,649
Additions	—	4	—	—	3
Disposal	—	—	(99)	—	(98)
As of December 31, 2024	46	1,100	502	(94)	1,554

Accumulated depreciation
As of January 1, 2024	(18)	(1,083)	(583)	88	(1,596)
Depreciation charge	(3)	(1)	—	—	(4)
Disposal			95		95
	(21)	(1,084)	(488)	88	(1,505)
Net book value
As of January 1, 2024	25	16	14	(6)	49
As of December 31, 2024	4	2	2	(1)	7

Cost
As of January 1, 2025	46	1,100	502	(94)	1,554
Disposal	—	—	(502)	94	(408)
As of December 31, 2025	46	1,100	—	—	1,146

Accumulated depreciation
As of January 1, 2025	(21)	(1,084)	(488)	88	(1,505)
Depreciation charge	(4)	(7)	—	6	(5)
Written back on disposal			488	(94)	394
	(25)	(1,091)	—	—	(1,116)
Net book value
As of December 31, 2025	21	9	—	—	30
As of December 31, 2025 (US$)	3	1	—	—	4

There was no impairment loss on property, plant and equipment for the years ended December 31, 2023, 2024 and 2025.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

10.	LEASES

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the years indicated are as follows:

	Motor vehicles	Offices and warehouses	Total
	CNY	CNY	CNY

As of January 1, 2024	—	346	346
Depreciation charge	—	(346)	(346)
Foreign currency translation difference	—	—	—
	—	—	—
As of December 31, 2024 and 2025	—	—	—

There was no impairment loss on right-of-use assets for the years ended December 31, 2023, 2024 and 2025.

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the years are as follows:

	Motor vehicles	Offices and warehouses	Total
	CNY	CNY	CNY

As of January 1, 2024	—	360	360
Addition	—	—	—
Accretion of interest recognized during the year	—	6	6
Payments	—	(366)	(366)

As of December 31, 2024 and 2025	—	—	—

(c)	Lease-related expenses

The amounts recognized in profit or loss in relation to leases are, as follows:

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

Depreciation expense of right-of-use assets	1,050	346	—	—
Interest on lease liabilities	99	6	—	—
Expense relating to short-term leases	323	371	690	99

Total amounts recognized in profit or loss	1,472	723	690	99

(d)	The total cash outflow for leases is disclosed in Note 22 (c) to the financial statements.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

11.	OTHER NON-CURRENT ASSETS

	December 31,
	2024	2025	2025
	CNY	CNY	US$

Zimbabwe lithium deposits (i)	256,484	245,400	35,075
Others	—	—	—

Total	256,484	245,400	35,075

(i) Please refer to Note 20 (b) for more details.

12.	OTHER RECEIVABLES

	December 31,
	2024	2025	2025
	CNY	CNY	US$
Financial assets
Deposits	—	3	1
	—	3	1

Staff advance	—	31	4
Others	32	9	1
Total of staff advance and Others	32	40	5

Impairment allowance	—	—	—

Total	32	43	6

For the financial assets included above, an impairment analysis is performed at each reporting date using the probability-of-default approach to measure ECL. The probability of default rates are estimated based on comparable companies with published credit ratings. The calculation reflects the probability weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions, and forward-looking credit risk information. As of December 31, 2025, the probability of default applied was nil, and the loss given default was nil.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

13.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are set out below as of December 31, 2024 and 2025:

	December 31,
	2024	2025	2025
	CNY	CNY	US$

Cash and cash equivalents
- Cash on hand	1	1	—
- Cash at bank	3,081	474	68

	3,082	475	68

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,
	2024	2025	2025
	CNY	CNY	US$

CNY	1,469	341	49
US$	1,366	34	5
HK$	247	100	14

	3,082	475	68

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

14.	TRADE PAYABLES

	December 31,
	2024	2025	2025
	CNY	CNY	US$

Trade payables	280	280	40

The aging analysis of trade payables as of December 31, 2024 and 2025 is as follows:

	December 31,
	2024	2025	2025
	CNY	CNY	US$

Within 1 year	180	—	—
Between 1 and 2 years	—	180	26
Over 2 years	100	100	14

Total	280	280	40

Trade payables are mainly due to the vendors of exploration service.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

15.	OTHER PAYABLES AND ACCRUALS

	December 31,
	2024	2025	2025
	CNY	CNY	US$
Financial liabilities
Accrued expenses	1,910	777	111
Total accrued expenses	1,910	777	111

Accrued payroll	189	224	32
Transaction deposit of mining right acquisition (Note 20 (b))	76,945	73,620	10,523
Others	1,437	150	21
Total Accrued payroll	78,571	73,994	10,576

Total	80,481	74,771	10,687

Analyzed into:
Current portion	3,536	1,151	164
Non-current portion (Note 20 (b))	76,945	73,620	10,523
	80,481	74,771	10,687

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

16.	FINANCIAL INSTRUMENTS

(a)	Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as of December 31, 2024 and 2025:

	December 31,
	2024	2025	2025
	CNY	CNY	US$

Debt instruments at amortized cost:
Financial assets included in other receivables	15	3	1

Total current	15	3	1
Total non-current	—	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

16.	FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Financial liabilities

Set out below is an overview of financial liabilities of the Group as of December 31, 2024 and 2025:

	December 31,	December 31,	December 31,
	2024	2025	2025
	CNY	CNY	US$

Derivatives not designated as hedging instruments:
Derivative financial liabilities (i)	3,996	19	3
Financial liabilities at amortized cost:
Trade payables	280	280	40
Financial liabilities in other payables and accruals	3,536	777	111
Due to related companies	11,361	12,709	1,817
Due to the Shareholder	78,567	73,075	10,445

Total	97,740	86,860	12,416

Total current	19,173	13,785	1,971
Total non-current	78,567	73,075	10,445

(i)	This represents certain warrants issued to institutional investors on February 21, 2024, which was recognized as derivative financial liabilities (not designated as hedging instruments) with a fair value of CNY6,134 (US$843)* on the issue date as the investors have the right to exercise their warrants on a cashless basis. In accordance with IAS 32, a contract settled by a single net payment (generally referred to as net cash-settled or net equity-settled as the case may be) is a financial liability and not an equity instrument. The fair value gain of derivative financial liabilities for the year ended December 31, 2023, 2024 and 2025 was CNY847, CNY3.996.and CNY2,077 (US$297).
*	As the changes in equity from this private placement transaction are denominated in US$, the amount in US$ is the actual transaction amount and the corresponding amount in CNY was translated from US$ at the applicable exchange rate of the transaction date, February 21, 2024.

(c)	Fair value

The following table provides the fair value measurement hierarchy of the Group's financial assets and financial liabilities as of December 31, 2024 and 2025:

December 31, 2024	Fair value measurement using
	Quoted Prices in active market	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	CNY	CNY	CNY	CNY
Recurring fair value measurement:	—	—	—	—
Financial liabilities	—	—	—	—
Derivative financial liabilities	—	2,138	—	2,138

December 31, 2025	Fair value measurement using
	Quoted Prices in active market	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	CNY	CNY	CNY	CNY
Recurring fair value measurement:	—	—	—	—
Financial liabilities	—	—	—	—
Derivative financial liabilities	—	19	—	19

December 31, 2025	Fair value measurement using
	Quoted Prices in active market	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	US$	US$	US$	US$
Recurring fair value measurement:	—	—	—	—
Financial liabilities	—	—	—	—
Derivative financial liabilities	—	3	—	3

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

There is no established public trading market for the warrants issued to investors on February 21, 2024. As of December 31, 2024 and 2025, the Group measured the fair value of those warrants on a recurring basis using a binomial lattice pricing model with significant inputs including, among other relevant observable inputs, the underlying spot price of the Company’s common shares, exercise price, time to expiration, risk-free rate and equity volatility.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

As of December 31, 2025 and 2024, no trade receivables were held by the Company.

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

Management also makes periodic collective assessments for other receivables and amounts due from related companies as well as individual assessments of the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables and amounts due from related companies in Stage 1 and continuously monitored their credit risk. Management believes that there is no material credit risk inherent in the Group’s outstanding balance of other receivables as of December 31, 2025 and 2024.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

There is no significant exposure to foreign currency risk as of December 31, 2025 and 2024 for the Company.

(c)	Interest rate risk

The fair value interest rate risk of the Group mainly arises from long-term loans at fixed rates. As fluctuation of the comparable interest rate (Loan Prime Rate of PRC market) with similar terms was relatively low, the Directors are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2025 and 2024.

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

The table below summarizes the maturity profile of the Group’s financial liabilities and lease liabilities based on contractual undiscounted payments:

December 31, 2024	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	280	—	—	—	280
Financial liabilities in other payables and accruals	—	1,910	—	—	1,910
Due to related companies	—	11,361	—	—	11,361
Due to the shareholder	—	—	78,567	—	78,567

	280	13,271	78,567	—	92,118

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

17.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)	Liquidity risk (continued)

December 31, 2025	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	280	—	—	—	280
Financial liabilities in other payables and accruals	—	777	—	—	777
Due to related companies	—	12,709	—	—	12,709
Due to the shareholder	—	—	73,075	—	73,075

	280	13,486	73,075	—	86,841

December 31, 2025	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Trade payables	40	—	—	—	40
Financial liabilities in other payables and accruals	—	111	—	—	111
Due to related companies	—	1,817	—	—	1,817
Due to the shareholder	—	—	10,445	—	10,445

	40	1,928	10,445	—	12,413

(f)	Capital management

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debt divided by total capital. Interest-bearing debt mainly includes lease liabilities as of December 31, 2023 and there was no interest-bearing debt as of December 31, 2024 and 2025. Capital includes total equity and interest-bearing debt. The gearing ratios were nil as of December 31, 2024 and 2025.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

18.	DEFERRED TAX ASSETS AND LIABILITIES

(a)	Deferred tax balance

No deferred tax assets and liabilities was recognized in the consolidated statements of financial position as at December 31, 2025 and 2024 as no taxable temporary differences are recognized. There were no movements of deferred tax balance in year 2024 and 2025.

(b)	Deferred tax not recognized

As of December 31, 2024 and 2025, the total amounts of deductible temporary differences and unused tax losses for which no deferred tax assets were recognized with respect to certain deductible temporary differences and accumulated tax losses of the Company’s subsidiaries established in Mainland China and Hong Kong that can be carried forward against future taxable income are as follows:

	December 31,
	2024	2025	2025
	CNY	CNY	US$

Tax losses with no deferred tax assets recognized	667	208	30

(c)	Expiration dates of the tax losses

The tax losses in Mainland China can be carried forward for five years to offset future taxable profit. The expiration dates of the unused tax losses of the subsidiaries established in Mainland China for which no deferred tax assets were recognized are summarized as follows:

	December 31,
	2024	2025	2025
	CNY	CNY	US$

Year of expiration
2024	—	—	—
2025	1,462	—	—
2026	1,411	1,411	202
2027	499	499	71
2028	828	828	118
2029	440	440	63
2030	—	811	116

Total	4,640	3,989	570

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

19.	EQUITY

(a)	Issued capital

	December 31,
	2024	2025	2025
	CNY	CNY	US$

Authorized:
10,000,000 preferred shares, no par value	—	—	—
200,000,000 common shares, no par value	—	—	—

Common shares issued and fully paid:
December 31, 2025: 1,256,388 (December 31, 2024: 9,865,767*) common shares, no par value	450,782	450,782	64,431

	Number of shares	Share capital
		CNY	US$

As of January 1, 2024	8,377,897	450,782	64,431

Issue of shares	1,487,870	—	—

As of December 31, 2024	9,865,767	450,782	64,431

Effect of Eight-to-One Share Combination*	(8,609,379)	—	—

As of December 31, 2025	1,256,388	450,782	64,431

*	The numbers of common shares above are before giving effect to the Share Combination which became effective on June 13, 2025. On June 13, 2025, the Company effected a share combination in which all of the Company's issued and outstanding ordinary shares were combined on an 8-to-1 basis. The basic and diluted earnings/(loss) per ordinary share has been retrospectively adjusted to reflect the impact of the share combination. All outstanding options, warrants and other rights to purchase the Company's common shares were adjusted proportionately as a result of the share combination.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

19.	EQUITY(CONTINUED)

(b)	Other capital reserves

	Other capital reserves
	CNY	US$

As of January 1, 2024	758,775	108,452

Issuance of shares	13,207	1,888

Equity-settled share-based payments	483	69

As of December 31, 2024	772,465	110,409

As of December 31, 2025	772,465	110,409

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

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

20.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions and balances with related companies:

(a)	Commercial transactions with related companies

		Year Ended December 31,
		2023	2024	2025	2025
		CNY	CNY	CNY	US$

CHNR’s share of office rental, rates and others to Anka Consultants Limited (“Anka”) (a)	(i)	445	797	736	105
Feishang Management's share of office rental to Feishang Enterprise (b)	(ii)	166	166	146	21
Shenzhen New PST’s share of office rental to Feishang Enterprise (b)	(iii)	53	—	—	—

(i)	On July 1, 2018, the Company signed a contract with Anka to lease 184 square meters of office premises for two years from July 2018 to June 30, 2020, subsequently extended it to June 30, 2025. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka. On July 1, 2025, the Company signed a new contract with Anka to lease 110 square meters of office premises for one year from July 1, 2025 to June 30, 2026.

(ii)	On January 1, 2018, Feishang Management signed an office-sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months, subsequently extended to September 30, 2025. On September 30, 2025, Feishang Management signed a new contract with Feishang Enterprise for one year from October 1, 2025 to September 30, 2026.

(iii)	Shenzhen New PST signed a contract with Feishang Enterprise to lease 96 meters of office premises for 12-month period from March 14, 2022 to March 13, 2023 and renewed the contract with same terms for another 12-month period from March 14, 2023 to March 13, 2024. Due to the disposal of PSTT, the transaction amount in 2023 contains 7 months rentals.

(a)	Anka is jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

(b)	Feishang Enterprise is controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

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

According to the SPA, the Company issued a US$24,500 promissory note (Promissory Note No. 1) and a US$10,500 promissory note to Feishang Group and Top Pacific (China) Limited respectively on April 14, 2023 to proceed with the acquisition. The Company recognized a liability due to shareholders amounted to US$$24,500 and other payable amounted to US$10,500 respectively for the present obligations of these two promissory notes with corresponding non-current assets amounted to US$35,000. The Company obtained guarantee from Feishang Group and Top Pacific (China) Limited which would not demand to repay the balances due with them on or before April 30, 2027. The balances due to these two parties were reclassified as non-current liabilities thereon.

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

The Group’s balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

		December 31,
		2024	2025	2025
		CNY	CNY	US$

Current:
Payable to related companies:
Feishang Enterprise (a)	(i)	10,422	10,225	1,461
Anka Capital Ltd. (“Anka Capital”) (b)	(ii)	939	1,528	219
Anka (b)		—	956	137
		11,361	12,709	1,817

Payable to the Shareholder:
Feishang Group Ltd. (a)		78,567	73,075	10,445
		78,567	73,075	10,445

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

20.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)	Balances with related companies (continued)

(i)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise and its subsidiaries. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)	The payable to Anka Capital represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(a)	Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(b)	Anka Capital and Anka are each jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

(d)	Compensation of key management personnel of the Group

	Year Ended December 31,
	2024	2025	2025
	CNY	CNY	US$

Wages, salaries and allowances	843	593	85
Housing funds	—	15	2
Contribution to pension plans	76	44	6

	919	652	93

The amounts disclosed in the table are the amounts recognized as expenses during the respective period related to key management personnel.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

21.	SHARE-BASED PAYMENT

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

Warrants relating to the placement

The Company issued and sold an aggregate of 1,487,870 of its common shares at a price of US$2.20 per share to certain institutional investors on February 21, 2024 through a private placement. In a concurrent private placement, the Company issued the warrants:

(i) to the institutional investors (the “investor warrants”), which gave the right to purchase an aggregate of 1,115,903 common shares of the Company with an exercise price of US$3.00 per share. The investor warrants are exercisable up to 42 months after February 21, 2024. The Company recognized the investor warrants issued as derivative financial liabilities as the investors have the right to exercise their warrants on a cashless basis according to the agreement clause.

(ii) to the placement agent (the “agent warrants”) as part of placement service fees, which gave the right to purchase an aggregate of 74,394 common shares with an exercise price of US$2.20 per share. The agent warrants are exercisable up to 42 months after February 21, 2024. There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for the warrants. The Group accounts for the warrants as equity-settled share-based payment, and recognized other capital reserves in an amount of CNY483 (US$67*), which represented the fair value of agent warrants as of issuance date. The fair value of services recorded is not used since it cannot be reliably estimated. The amount was allocated to the issuance of the common shares and investor warrants according to their relative fair values at the date of issuance and CNY 359 (US$50*) and CNY124 (US$17*) were charged to share capital and administrative expenses, respectively.

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

(a)	Expense arising from share-based payment transactions

The expense recognized during the year for above share-based payments is shown in the following table:

	Year Ended December 31,
	2023	2024	2025	2025
	CNY	CNY	CNY	US$

Consultants share-based payment expense	3,074	483	—	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

21.	SHARE-BASED PAYMENT (CONTINUED)

(b)	Movements during the year

The following table illustrates the number of, and movements in, agent warrants during the year:

	Number of shares	Exercise price per share
		US$

Outstanding as of December 31, 2023	79,200	3.115
Expired	(79,200)	—
Issued during the year	74,394	2.20
Outstanding as of December 31, 2024	74,394	2.20
Effect of Eight-to-One Share Combination (Note 19)	(65,094)	—
Outstanding as of December 31, 2025	9,300	17.60	*

The remaining contractual life for the agent warrants as of December 31, 2025 and 2024, were 1.63 years and 2.63 years, respectively.

* On June 13, 2025, the Company effected a share combination in which all of the Company's issued and outstanding ordinary shares were combined on an 8-to-1 basis. The exercise price was revised to $17.60 per share.

The following table illustrates the number of, and movements in share options during the year:

	Number of shares	Exercise price per share
		US$

Outstanding as of December 31, 2023 and 2024	1,620,000	3.115
Effect of Eight-to-One Share Combination (Note 19)	(1,417,500)	—
Expired*	(202,500)	—
Outstanding as of December 31, 2025	—	—

*	The share options expired and lapsed on July 13, 2025, in accordance with the terms of the share option plan.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

21.	SHARE-BASED PAYMENT (CONTINUED)

(c)	Inputs to the models

The following tables list the inputs to the models used for agent warrants for the year ended December 31, 2024:

Agent warrants 2024

Fair value at the measurement date (US$)	24,451
Fair value at the measurement date (CNY)	178,443
Expected volatility (%)	121.79
Risk-free interest rate (%)	4.17
Expected life (years)	2.63
Share price (US$)	0.68

The expected life of share options and agent warrants is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

22.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions

On February 27, 2023, the Company entered into a sale and purchase agreement of Zimbabwean lithium mine, which is a non-cash transaction (Note 20 (b)) for more details. On July 28, 2023, the Group had non-cash disposal of PSTT (Note 3). On August 3, 2023, the Company entered into a set-off letter with Feishang Group to net off the consideration of the disposal of PSTT and promissory note issued under the SPA of the sale and purchase agreement of Zimbabwean lithium mine (Note 20 (b)).

(b)	Changes in liabilities arising from financing activities

Year Ended December 31, 2024	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	CNY	CNY	CNY	CNY	CNY

As of January 1, 2024	—	—	9,069	85,673	360
Changes from financing cash flows	—	—	1,858	(5,035)	(373)
Foreign exchange difference	—	—	434	(2,071)	7
Interest expenses	—	—	—	—	6
	—	—
As of December 31, 2024	—	—	11,361	78,567	—

Year Ended December 31, 2025	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	CNY	CNY	CNY	CNY	CNY

As of January 1, 2025	—	—	11,361	78,567	—
Changes from financing cash flows	—	—	2,276	(2,595)	—
Foreign exchange difference	—	—	(928)	(2,897)	—

As of December 31, 2025	—	—	12,709	73,075	—

Year Ended December 31, 2025	Interest-bearing loans and borrowings	Dividends payable	Due to related companies	Due to the Shareholder	Lease liabilities
	US$	US$	US$	US$	US$

As of January 1, 2025	—	—	1,557	10,766	—
Changes from financing cash flows	—	—	325	(371)	—
Foreign exchange difference	—	—	(65)	50	—

As of December 31, 2025	—	—	1,817	10,445	—

CHINA NATURAL RESOURCES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Amounts in thousands, except share and per share data)

22.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(c)	Total cash outflow for leases

	2024	2025	2025
	CNY	CNY	US$

Within operating activities	—	(29)	(4)
Within financing activities	(366)	—	—
Total cash outflow for leases	(366)	(29)	(4)

23.	COMMITMENTS

At December 31 2025, the Company had capital commitments of CNY 2,432 (December 31 2024: CNY 2,432) associated with mineral exploration for the Zimbabwean lithium mine. The corresponding capital expenditures will be paid along with the progress of the exploration works once the mine formally enters into the exploration phase.

24.	SUBSEQUENT EVENTS

On March 19, 2026, the Company signed a non-binding letter of intent to acquire a majority stake in HooRii Technology (HK) Limited, a physical AI and IoT technology company, from its principal shareholder. The estimated consideration ranges from US$37 million to US$40 million, payable in cash and stock.

The transaction is subject to definitive agreements, due diligence, regulatory and corporate approvals, and other closing conditions. No assurance can be given that the transaction will be completed.

